Form 20-F
period 2002-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2003-06-18
CIK 1038572

SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
             REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002
                                       OR
            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                         Commission file number: 1-14626
                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
             (Exact Name of Registrant as Specified in its Charter)
                         Brazilian Distribution Company
                 (Translation of Registrant's Name into English)

                          Federative Republic of Brazil
                         (Jurisdiction of Incorporation)

                   Avenida Brigadeiro Luiz Antonio, no. 3,142
                         01402-901 Sao Paulo, SP, Brazil
                    (Address of Principal Executive Offices)
                           --------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

         Title of Each Class                                  Name of Each Exchange on Which Registered:
         Preferred Shares, without par value*                 New York Stock Exchange**
         American Depositary Shares (as evidenced by          New York Stock Exchange
              American Depositary Receipts), each
              Representing 1,000 shares of Preferred Shares

-----------

*The Preferred Shares are non-voting, except under limited circumstances.

**Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.
                          ---------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None.
                          -----------------------------

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act:
                                      None.
                          -----------------------------

         The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUICAO as of December 31, 2002 was:

                63,470,811,399 Common Shares, no par value per share 49,715,328,034 Preferred Shares, no par value per share

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                        Yes  |X|        No  | |

         Indicate by check mark which financial statement item the registrant has elected to follow.
                        Item 17  | |    Item 18 |X|
         Please send copies of notices and communications from the Securities and Exchange Commission to:
                            Andrew B. Janszky, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022

                                Table of Contents

                                                                            Page


                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.................2
ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE...............................2
ITEM 3   KEY INFORMATION.......................................................3
ITEM 4   INFORMATION ON THE COMPANY...........................................10
ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................25
ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................38
ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................45
ITEM 8   FINANCIAL INFORMATION................................................48
ITEM 9   THE OFFER AND LISTING................................................52
ITEM 10  ADDITIONAL INFORMATION...............................................55
ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........70
ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............76

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................76
ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................76
ITEM 15  CONTROLS AND PROCEDURES..............................................76
ITEM 16  [Reserved]...........................................................76

                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................76
ITEM 18  FINANCIAL STATEMENTS.................................................76
ITEM 19  EXHIBITS.............................................................77

                                  INTRODUCTION

         All references in this annual report (i) to "CBD," "we," "us" or "our" are references to Companhia Brasileira de Distribuicao and its consolidated subsidiaries, (ii) to the "Brazilian government" are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) to "preferred shares" and "common shares" are references to our authorized and outstanding shares of non-voting preferred stock, designated as acoes preferenciais, and common stock, designated as acoes ordinarias, in each case without par value. All references to "ADSs" are to American depositary shares, each representing 1,000 preferred shares. All references herein to the "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil. All references to "US$," "dollars" or "U.S. dollars" are to United States dollars.

         At June 13, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8570 to US$1.00.

         We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.

                           FORWARD-LOOKING STATEMENTS

         This annual report includes forward-looking statements, principally in "Item 3D - Key Information - Risk Factors," "Item 4B - Information on the Company - Business Overview" and "Item 5 - Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

         o    our ability to sustain or improve our performance,

         o    competition in the Brazilian retail food industry,

         o    government regulation and tax matters,

         o    adverse legal or regulatory disputes or proceedings,

         o    credit and other risks of lending and investment activities,

         o changes in regional, national and international business and economic conditions and inflation, and

         o    other risk factors as set forth under "Item 3D - Key Information
              - Risk Factors."

         The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3    KEY INFORMATION

3A.      Selected Financial Data

         The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 appear elsewhere in this annual report, together with the report of PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil, independent accountants. The selected financial information at December 31, 2000, 1999 and 1998 and for each of the two years ended December 31, 1999 has been derived from our U.S. GAAP financial statements, not included elsewhere in this annual report.


                                                               At and for the Year Ended December 31,
                                                     -------------------------------------------------------------
                                                     2002         2001         2000          1999         1998
                                                     -------------------------------------------------------------
                                                         (millions of U.S. dollars, except share, per share
                                                                        and per ADS amounts)
     Statement of operations data
     Net sales revenue..........................   $ 3,257.6    $  3,515.4   $ 4,190.0     $  3,205.4   $ 3,819.0
     Cost of sales..............................    (2,345.2)     (2,506.8)   (3,015.7)      (2,321.5)   (2,742.6)
                                                   ---------    ----------   ----------    -----------  ---------
     Gross profit...............................       912.4       1,008.6     1,174.3          883.9     1,076.4
     Selling, general and administrative              (660.4)       (743.7)     (892.5)        (643.8)     (808.8)
     expenses...................................
     Depreciation and amortization..............      (107.8)       (146.2)     (135.4)         (87.3)     (101.0)
                                                   ---------    ----------   ---------     ----------   ---------
     Operating income...........................       144.2         118.7       146.4          152.8       166.6
     Financial income...........................       158.3         142.3       188.3          154.7       169.8
     Financial expense..........................      (222.9)       (161.7)     (172.5)        (374.6)     (181.2)
     Other non-operating income (expense).......         1.5           0.7         4.0           (0.7)        2.7
                                                   ---------    ----------   ---------     ----------   ---------
     Income (loss) before taxes.................        81.1         100.0       166.2          (67.8)      157.9
     Income tax (expense) benefit:
         Current....................................   (11.8)        (16.5)       (9.2)          (7.5)      (16.3)
         Deferred...................................    (8.8)         17.2         3.2           25.7         0.8
                                                    ---------   ----------   ---------     ----------   ---------
     Net income (loss)..........................   $    60.5    $    100.7   $   160.2     $    (49.6)  $   142.4
                                                   =========    ==========   =========     ==========   =========

     Basic earnings (loss) per 1,000 shares (1).         0.53         0.91         1.59         (0.60)        1.82
     Diluted earnings (loss) per 1,000 shares...         0.47         0.81         1.39         (0.60)        1.81
     Earnings (loss) per ADS....................         0.53         0.91         1.59         (0.60)        1.82

     Dividends declared and interest on equity
           per 1,000 shares (2).................         0.19          -           1.07          0.11         0.41
     Weighted average number of shares
           outstanding (in thousands)...........  113,131,702  110,052,747  100,954,456   82,761,711    78,116,125


     Balance sheet data
     Cash and cash equivalents..................   $    315.7   $    451.7   $    456.2    $    704.6   $    306.3
     Property and equipment, net................      1,062.7      1,342.0      1,435.4       1,128.9      1,173.2
     Total assets...............................      2,527.7      3,056.4      3,305.7       2,840.3      2,461.7
     Short-term debt (including current portion
           of long-term debt)...................        462.6        555.8        519.2         524.5        337.7
     Long-term debt.............................        385.8        381.6        425.9         397.1        609.1
     Shareholders' equity.......................        932.6      1,396.7      1,404.7       1,220.1        780.6
      Capital stock.............................   $  1,498.2   $  1,288.6   $  1,180.8    $    901.1   $    404.2

     Number of shares outstanding (in thousands):
         Preferred shares.......................   49,715,328   49,590,328   44,513,279    34,402,519    28,049,753
         Common shares..........................   63,470,811   63,470,811   62,858,755    62,858,755    50,066,372


     Other financial information
      EBITDA (3):
         Operating income.......................   $    144.2   $    118.7   $    146.4    $    152.8   $    166.6
         Add:  depreciation and amortization....        107.8        146.2        135.4          87.3        101.0
                                                    ---------   ----------   ----------    ----------   ----------
      EBITDA....................................        252.0        264.9        281.8         240.1        267.6
                                                   ==========   ==========   ==========    ==========   ==========
     Net cash provided by (used in):
     Operating activities.......................        166.4        119.2        122.1         175.7        323.6
     Investing activities.......................       (348.2)      (274.6)      (717.1)       (464.7)      (761.2)
     Financing activities.......................        181.7        113.8        293.3         628.9        363.6
     Capital expenditures.......................        348.4        275.2        720.5         464.7        762.6

-----------------------------
(1) Both preferred and common shares effectively participate equally in earnings. See "Item 8A - Financial Information - Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends."
(2) In accordance with Brazilian corporate law, we can distribute a notional, tax-deductible interest charge attributable to shareholders' equity as an alternative form of payment to shareholders. Dividends declared and interest on equity per 1,000 shares in reais were R$0.55 in 2001, R$1.93 in 2000, R$0.19 in 1999 and R$0.58 in 1998. A dividend of R$0.53 per 1,000 shares was approved and declared at the general shareholders' meeting on April 30, 2003.
(3) EBITDA means operating income plus depreciation and amortization included in our U.S. GAAP statement of operations. EBITDA is not a U.S. GAAP measurement, does not represent cash flow for the periods presented and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. Although EBITDA, as defined above, does not provide a measure of operating cash flows, based on our experience in the retail food industry, we present EBITDA because our management uses it to measure our operating performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.


                                                                   At and for the Year Ended December 31,
                                                       -------------------------------------------------------------
                                                           2002        2001         2000         1999        1998
                                                       ------------  ----------  -----------  -----------  ---------
Operating Data
  Employees at end of period (1)......................      57,898      52,060       50,106       39,642      31,343
  Total square meters of selling area at end of period     979,723     866,280      815,291      663,237     470,591
  Number of stores at end of period:
     Pao de Acucar....................................         188         176          186          146         149
     Barateiro (2)....................................         148         150          111           83          29
     Extra............................................          60          55           53           46          30
     Extra Eletro.....................................          54          62           66           74          76
     Se and CompreBem (7).............................          50          --           --           --          --
     Total number of stores at end of period..........         500         443          416          349         284
Net sales revenues per employee (6)(8)(9):
     Pao de Acucar....................................    $ 67,262    $ 63,149     $ 61,536     $ 64,773    $ 56,679
     Barateiro (2)....................................      66,345      43,045       66,811       60,020      21,758
     Extra............................................      82,829      75,246       75,147       74,086      91,301
     Extra Eletro.....................................     100,434     122,796       99,834       72,192      76,241
     Se and CompreBem (7).............................      20,325          --           --           --          --
     Superbox (3).....................................          --          --           --           --      64,298
     Total net sales revenues per employee............    $ 68,619    $ 65,970     $ 70,048     $ 68,625    $ 62,565
Net sales revenues by store format (4)(6):
     Pao de Acucar....................................       $ 977       $ 906        $ 828        $ 701       $ 595
     Barateiro (2)....................................         530         376          353          231          82
     Extra............................................       1,527       1,344        1,262          934         602
     Extra Eletro.....................................         115         162          155          121         131
     Se and CompreBem (7).............................         109          --           --           --          --
     Superbox (3).....................................          --          --           --           --          93
                                                          --------     -------     --------     --------    --------
     Total net sales..................................     $ 3,258     $ 2,788      $ 2,598      $ 1,987     $ 1,503
Average monthly net sales revenue per
square meter (5)(6)(8):
     Pao de Acucar....................................     $ 372.7     $ 340.9      $ 330.1      $ 342.2     $ 308.7
     Barateiro (2)....................................       258.5       181.0        243.7        237.3       197.3
     Extra............................................       294.0       272.4        284.2        301.3       334.1
     Extra Eletro.....................................       246.5       328.6        313.7        259.0       296.2
     Se and CompreBem (7).............................       184.2          --           --           --          --
     Superbox (3).....................................          --          --           --           --       289.7
     CBD average monthly net sales revenue per
     square meter.....................................     $ 282.8     $ 274.3      $ 292.2      $ 301.5     $ 282.4
Average ticket amount (6)(8):
     Pao de Acucar....................................       $ 6.5       $ 6.0        $ 5.8        $ 5.8       $ 5.8
     Barateiro (2)....................................         4.8         4.1          4.1          4.2         4.2
     Extra............................................        12.8        12.3         12.6         12.3        14.2
     Extra Eletro.....................................        94.2       101.2         86.3         75.7        79.1
     Se and CompreBem (7).............................         4.6          --           --           --          --
     Superbox (3).....................................          --          --           --           --        13.9
     CBD average ticket amount........................       $ 8.0       $ 7.9        $ 7.8        $ 7.8       $ 8.7
Average number of tickets per month:
     Pao de Acucar....................................  12,590,382  12,646,836   11,999,308   10,131,503   8,623,038
     Barateiro (2)....................................   9,206,964   7,600,350    7,178,567    4,547,207   3,216,331
     Extra............................................   9,911,953   9,106,790    8,359,188    6,320,427   3,525,012
     Extra Eletro.....................................     101,326     133,445      148,940      133,391     137,876
     Se and CompreBem (7).............................   3,941,203          --           --           --          --
     Superbox (3).....................................          --          --           --           --     559,780
     CBD average number of tickets per month..........  33,781,227  29,487,421   27,686,003   21,132,528  16,062,037

----------------------

(1) Based on the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the final month of each period presented by 220 hours.

(2) We acquired the Barateiro supermarket chain in May 1998, which became our Barateiro division.

(3) We discontinued the Superbox format in September 1998. The majority of the Superbox stores were converted into other store formats.

(4)  In millions of U.S. dollars.

(5) Calculated using the average of square meters of selling area on the last day of each of the months in the period; in U.S. dollars.

(6) The financial information for December 31, 2001, 2000, 1999 and 1998 has been translated at the average exchange rates used to translate the December 31, 2002 financial information, thereby minimizing the effects of the devaluation of the real. The real devaluated against the U.S. dollar by 52.3% in 2002, 18.7% in 2001, 9.3% in 2000, 48.0% in 1999 and 8.3% in 1998.
     For more information on foreign currency effects on our financial results, see "Item 5 - Operating and Financial Review and Prospects."

(7) We intend to convert these stores into one of our formats during the next two years.

(8)  In U.S. dollars.

(9) Based on the average of the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees at the end of each month by 220 hours.

Exchange Rates

         There are two principal foreign exchange markets in Brazil:

         o    the commercial rate exchange market, or commercial market, and

         o    the floating rate exchange market.

         Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Brazilian Central Bank intervention.

         Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

         Responding to pressure on the real, on January 13, 1999 the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the exchange rate of the real to float. Since January 1, 1999 and through December 31, 2002, the real depreciated by 192.3% against the U.S. dollar, and as of December 31, 2002, the commercial market rate for purchasing U.S. dollars was R$3.5333 to US$1.00. In the first three months of 2003, the real appreciated by 5.1% to R$3.3531 to US$1.00 at March 31, 2003, and as of June 13, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8570 to US$1.00, an appreciation of 14.8% since March 31, 2003. We cannot assure you that the real will not devalue substantially in the near future. See "Item 5A - Operating and Financial Review and Prospects - Operating Results - U.S. GAAP Presentation and Reporting Currency - Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations."

         The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.


                                                           Exchange Rate of Brazilian Currency per US$1.00
                                                           -----------------------------------------------
Year                                                   Low             High         Average (1)        Year-End
----                                                   ---             ----         -----------        --------


1998..........................................        1.1164          1.2087          1.1605            1.2087
1999..........................................        1.2078          2.1647          1.8133            1.7890
2000..........................................        1.7234          1.9847          1.8278            1.9554
2001..........................................        1.9357          2.8007          2.3519            2.3204
2002..........................................        2.2709          3.9552          2.9309            3.5333

------------------

Source:  Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.


Month                     Exchange Rate of Brazilian Currency per US$1.00
-----                     -----------------------------------------------
                                                       Low              High
                                                       ---              ----
December 2002..............................          3.4278            3.7980
January 2003...............................          3.2758            3.6623
February 2003..............................          3.4832            3.6580
March 2003.................................          3.3531            3.5637
April 2003.................................          2.8898            3.3359
May 2003...................................          2.8653            3.0277

------------------
Source:  Central Bank

3B.      Capitalization and Indebtedness

         Not applicable.

3C.      Reasons for the Offer and Use of Proceeds

         Not applicable.

3D.      Risk Factors

         This section is intended to be a summary of more detailed discussions contained elsewhere in this document. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the ADSs could decline.

Risks Relating to CBD

         A decrease in credit sales may adversely affect our results.

         Credit sales are an important component of our results. In 2002, 14.4% of our net sales revenue was accounted for by sales on credit. In the past, the Brazilian government has implemented measures to restrain domestic demand, imposing credit restrictions on banks, credit card companies and retailers and raising interest rates. Our results could be adversely affected if credit purchases become less attractive or if government policies curtail the extension of consumer credit. See "Item 4B - Information on the Company - Business Overview - Credit Sales" for a discussion of our credit policy.

         We face significant competition, which may adversely affect our market share and net income.

         The retail food industry in Brazil is highly competitive. We face intense competition from small food retailers that often can benefit from inefficiencies in the Brazilian tax collection system. These small food retailers also frequently have access to merchandise from irregular and informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector. In addition, in our markets, and particularly in the Sao Paulo City area, we compete with a number of large multinational retail food and general merchandise chains, as well as local supermarkets and independent grocery stores. Some of these international competitors have access to a broader range of financial resources than we have.

         We are controlled by a small group of shareholders.

         The controlling shareholders, consisting of Mr. Abilio Diniz and some members of his family, own or control 76.0% of our voting common shares. Consequently, our controlling shareholders will continue to have the power to control our company, including the power to:

         o appoint the members to our board of directors, who, in turn, elect our executive officers,

         o determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, and

         o    transfer control.

         We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. We seek to avoid potential conflicts of interest by submitting any related party transactions for approval by the majority of the independent members of our board of directors.

Risks Relating to Brazil

         The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and the ADSs.

         The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic and sudden changes in policy. The Brazilian government's actions to control inflation and effect other public policies have involved high interest rate environments, currency devaluations and exchange controls, tariffs and import quotas, electricity consumption controls, among other things. These policies and macroeconomic conditions have had significant effects on the Brazilian economy and on its securities markets, which are illiquid and very volatile, and have at times affected the purchasing power and confidence level of consumers. We may be adversely affected by changes in policy, as well as factors such as:

         o    inflation and its effects on consumer spending,

         o    interest rate hikes,

         o    liquidity of domestic capital and lending markets,

         o    changes in tax laws,

         o    currency fluctuations,

         o exchange controls and restrictions on remittances abroad, which were briefly imposed in 1989 and early 1990, and

         o other political, diplomatic, social and economic developments in or affecting Brazil.

         At the end of 2002, Brazil elected a new president from the Workers Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, it is premature to evaluate the way in which investors and the capital markets will react, whether these policies will continue and whether they will be effective. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

         Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, which may adversely affect our business.

         Brazil has historically experienced extremely high rates of inflation. Inflation itself, and some governmental measures to curb inflation, have in the past had significant negative effects on the Brazilian economy. Since 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, during this period there have been inflationary pressures and actions taken to curb inflation which, together with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. According to the IPCA, the Brazilian government's official consumer price index, the inflation rate was 12.5% in 2002, 7.7% in 2001 and 6.0% in 2000. If Brazil experiences significant inflation in the future, we may be unable to increase our retail prices in line with inflation, and thus our business may be adversely affected.

         Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect the Brazilian securities market and could lower the market value of the preferred shares and the ADSs.

         The Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. See "Item 3A - Selected Financial Data - Exchange Rates" for more information on exchange rates.

         The real devalued against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty with the elections and the global economic slowdown. In 2002, the depreciation of the real relative to the U.S. dollar totaled 52.3%. In the first three months of 2003, the real appreciated against the U.S. dollar by 5.1%.

         Further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs. Further devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They may curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies.

         Developments in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market price of the preferred shares and the ADSs.

         Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

         For example, after prolonged periods of recession, followed by political instability, Argentina in 2001 announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float to market levels. In 2002, the Argentine peso experienced a 237.3% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors' perceptions towards Brazilian securities.

         The recent political crisis in Venezuela may also influence investors' perception of risk in Brazil. Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002. If market conditions in Argentina or Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need. Accordingly, adverse developments in Argentina, Venezuela or in other emerging market countries could lead to a reduction in the demand for, and market price of, the preferred shares and the ADSs.

Risks Relating to the Preferred Shares and ADSs

         If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

         The Brazilian custodian for the preferred shares must register with the Central Bank of Brazil to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian's registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See "Item 10D - Additional Information - Exchange Controls."

         You might be unable to exercise preemptive rights with respect to the preferred shares.

         You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.

ITEM 4   INFORMATION ON THE COMPANY

4A.      History and Development of the Company

         We were incorporated in Brazil under the Brazilian corporate law on November 10, 1981 as Companhia Brasileira de Distribuicao. Our principal executive offices are located at Avenida Brigadeiro Luiz Antonio, no. 3,142, CEP 01402-901 Sao Paulo, SP, Brazil (telephone: 55-11-3886-0421). Our agent for service in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

         We have been a pioneer in the Brazilian retail food industry, opening our first store, a pastry shop, in 1948 in Sao Paulo City under the name Pao de Acucar. We established one of the first supermarket chains in Brazil, opening our first supermarket in 1959, and opened the first hypermarket in Brazil in 1971.

         Brazilian economic reforms implemented in 1994, including the introduction of the real as the Brazilian currency and the drastic reduction of inflation rates, resulted in an unprecedented growth in local consumer markets. It has been estimated that more than 19 million people gained access to consumer goods markets for the first time after 1994, as Brazilians, predominantly in lower and middle-income households, generally experienced real income gains. This increase in available income and the resulting increase in consumer confidence broadened our potential customer base and provided us with growth opportunities.

         We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different segments of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores in terms of the expectations, consumption patterns and purchasing power of the different income levels in Brazil.

         In order to raise funds for our investment needs, we conducted two public offerings of our shares. Our initial public offering in October 1995, which raised US$112.1 million, was the first issuance of preferred shares by a food retailer to begin trading on the Sao Paulo Stock Exchange - BOVESPA. Our public offering of May 1997, which raised US$172.5 million, resulted in the first ADS listing on the New York Stock Exchange by a Brazilian retailer. In August 1999, we entered into a strategic relationship with the Casino Guichard Perrachon Group, or the Casino Group, a leading French retail organization with net sales of US$21.6 billion in 2002 and a presence in 10 countries. The Casino Group invested US$807.8 million in return for approximately 21.3% of our voting stock. At the same time, the Casino Group acquired 2.5 billion of our common shares representing another 2.7% of our common stock from our controlling shareholders and received 12.5 million warrants exercisable for our common shares representing an additional 15.8% of our common stock. The Casino Group may exercise these warrants by 2004, resulting in a further capital investment of US$565.7 million.

         In order to support our growth, we have also made substantial investments in constructing distribution centers and redesigning our warehouse and distribution logistics, in information technology, and we have reorganized our purchasing and category management functions.

         From 1998 through 2002 we invested approximately US$265.9 million in technology, or about 10.3% of our total investments in the last five years. We also implemented projects designed to improve operational logistics and margins. In 1997, we began substituting our stores' autonomous operating model for a more centralized system under which the responsibility for purchases was transferred to our commercial division. Our distribution and other administrative functions were also centralized to obtain economies of scale. These changes strengthened our negotiating position with suppliers with respect to prices and payment terms. In 2001, we finished implementing our new category management system, under which our commercial division became responsible solely for purchases in order to maximize bargaining power. However, we transferred category management decisions, which relate to the pricing and mix of products, to each of our banners, as they are in a better position to make these determinations for their particular target customers. We have also sought to gain efficiencies through improvements in our supply chain, in an effort to decrease stock-outs, breakage and shrinkage, and packaging and labor costs, as well as to increase product turn.

         We also invested in the construction of websites for on-line shopping by our Pao de Acucar and Extra Eletro customers. In 2000, we decided to consolidate all of our on-line shopping for all our customers through one website, amelia.com.br. In 2001, we discontinued on-line shopping through one centralized website and resumed offering on-line shopping through paodeacucar.com.br for food sales and extra.com.br for non-food sales. We launched our Extra website in 2001.

         Since 1998, we have acquired a total of 284 stores. When entering new markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have historically opened new stores. We have tried to maintain a balance between acquisitions and organic growth. Since 1998, we have also opened 59 new stores. Historically, our organic growth and smaller acquisitions have generally been funded from our cash flow from operations, and larger acquisition opportunities have required external funding or capital increases. We expect to fund future organic growth from our cash flow from operations. Our aggregate sales area has increased by 108.2% since 1998 as a result of our acquisitions and our opening of new stores.

         Also in response to the increased levels of income resulting with the introduction of the real, we realized in 1998 that in order to take full advantage of Brazil's economic growth, we needed to adjust the format of our stores according to the expectations and needs of different segments of the population. We refocused the Pao de Acucar format to cater specifically to the high income classes and sought to target lower income classes with a cost-oriented format, Barateiro, which we acquired in 1998. The acquisition of the Barateiro chain represented a decisive step in carrying out our market segmentation plans, as previous efforts to adapt the Pao de Acucar stores to less affluent neighborhoods had not gained acceptance among those consumers. The Barateiro format, by contrast, had a brand image and operational model focused on costs. This enhanced flexibility benefited our business by allowing us to build on Pao de Acucar's particular strengths, a brand image associated with high level of services and quality products. At the same time, our Barateiro format enabled us to service the increasingly important lower-income segments of the Brazilian population. In 2001, the Barateiro format underwent some operational changes, as the initial performance of the division had fallen short of our management's expectations. We relaunched the Barateiro format to provide a wider product assortment with a greater balance among leading brands, private label products and lower priced products, and to offer greater services. Our diversity of formats allows us to reclassify stores to a more appropriate format within a market from time to time. Some Pao de Acucar stores, particularly in the state of Sao Paulo, were converted into the Barateiro format in 2001, as average income levels dropped in neighborhoods of these stores' original locations.

         In June 2002, we acquired the Se Supermercados chain of supermarkets, which, at the time of acquisition, was the seventh largest chain by sales in Brazil. All of the 60 Se stores were located in the state of Sao Paulo.

         In April 2003, we became part of a group of listed companies that adhere to a new index, the IGC-Special Corporate Governance Share Index, created by BOVESPA (the Sao Paulo Stock Exchange), which is a benchmark for portfolios comprised of shares of companies that are part of the Special Corporate Governance Program, or the Program. As part of the Program, we have to comply with several requirements, in additional to those imposed by Brazilian law. The Program seeks to promote strong corporate governance by reducing investor uncertainties and enhancing information disclosure. For the past few years we have been adopting principles relating to disclosure, minority shareholders and availability of updated information as part of our corporate governance initiatives.

4B.      Business Overview

The Brazilian Retail Food Sector

         The Brazilian retail food sector represented approximately 6.1% of Brazil's GDP in 2002. According to ABRAS (Brazil's supermarket association), the food retail sector in Brazil had gross revenues of R$79.8 billion (equivalent at the December 31, 2002 exchange rate to US$22.6 billion) in 2002, a 10.1% increase over 2001. The Brazilian retail food sector is highly fragmented. However, as a result of consolidation within the Brazilian retail food industry, the five largest supermarket chains have accounted for an estimated 38.8% of the retail food sector in 2002, up from 33.0% in 1998. We believe this consolidation will continue, and this is expected to favor large food retailers, such as us, that can take advantage of better economies of scale in the provision of services, implementation of cost-cutting and efficiency measures, and sourcing from suppliers. According to ABRAS, our gross sales represented 14.6% of the gross sales of the entire retail food sector in 2002, giving effect to the acquisitions we made in 2002.

         Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket 28 years ago. In recent years, international chains such as Wal-Mart, Royal

Ahold and Sonae have also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In 2002, foreign retailers in Brazil accounted for an estimated 24.1% of the food retail industry.

         In addition to the organized retail food sector, the Brazilian retail food sector also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

         Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels common in the United States, many western European countries such as France and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 175 million at the end of 2002, making Brazil the fifth most populous country in the world, and the population is currently growing at a rate of 1.3% per year. As approximately 83% of the population lives in urban areas, and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from economies of scale deriving from Brazil's urban growth. Sao Paulo, with a population of approximately 10.4 million, and Rio de Janeiro, with a population of approximately 5.9 million, are the two largest cities in Brazil. Sao Paulo State has a total population in excess of 37 million, representing approximately 21.1% of the Brazilian population. Sao Paulo State is the first and Rio de Janeiro is the second largest consumer market in which we operate.

         The Brazilian retail sector is perceived as essentially growth-oriented, since retail margins are substantially more constrained compared to other business sectors. We are therefore intrinsically dependent on the growth rate of Brazil's urban population and its segmentation in terms of income levels. While living expenses in Brazil are lower than those in North America, Western Europe and Japan, Brazilian household income levels are also substantially lower.

         The following table sets forth the different income class levels of Brazilian households, according to IBGE.



                                      Annual Income                         Annual Income
       Class Level                      (in reais)                        (in U.S. dollars)
    -----------------  ------------------------------------  -----------------------------------
            A              Above R$60,000                        Above $16,981
            B              Between R$24,000 and R$60,000         Between $6,793 and $16,981
            C              Between R$9,600 and R$24,000          Between $2,717 and $6,793
            D              Below R$9,600                         Below $2,717

         Class A households account for only 5% of the urban population, and class B households account for 19% of the urban population. Classes C and D collectively represent 76% of all urban households. In recent years, the class C and class D households have been increasing, and now have greater purchasing power. Notwithstanding the low annual income earned by class D households, studies have indicated that class D households direct approximately 34% of their available income to food purchases. As a result, retailers have become increasingly interested in targeting lower income households.

         Current salary levels in Brazil have generally lagged compared to increases in interest and exchange rates and price levels. We expect that increased consumption by the lower income class levels will take place over time as a result of gradual increments to salary levels and a steadily growing population. As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

         We are the largest food retailer in Brazil based on both gross revenues and number of stores. In 2002, we had a market share of 14.6% in the Brazilian food retailing business according to ABRAS, with annualized gross sales of R$11.7 billion (equivalent at the December 31, 2002 exchange rate to US$3.3 billion), giving effect to the acquisitions we made in 2002. As of December 31, 2002, we operated 500 stores throughout Brazil, of which 446 were retail food stores. Of our retail food stores, 330 are located in Sao Paulo State, representing 64.0% of our net sales revenue from our retail food stores in 2002. Sao Paulo State is Brazil's largest consumer market. We are among the market leaders in the retail food stores in the cities of Sao Paulo, Rio de Janeiro, Brasilia, Curitiba, Belo Horizonte, Salvador and Fortaleza. We operate different store formats through four principal formats: Pao de Acucar (188 supermarkets), Barateiro (148 supermarkets), Extra (60 hypermarkets) and Extra Eletro (54 home appliance stores). In 2002, we acquired the Se Supermercados chain of supermarkets. Of the 60 Se stores we acquired, 17 were converted into one of our various store formats and four others were closed. In 2002, we also reacquired 12 CompreBem stores from our franchisee, and closed one of them afterwards. We intend to convert the remaining 39 Se stores and 11 CompreBem stores into one of our formats during the next two years.

         The following table sets forth the number of our stores by region, as of December 31, 2002:

                                                                   South and Southeast
                                      Rest of                     (excluding States of
                       Greater     State of Sao    State of Rio   Sao Paulo and Rio de
                      Sao Paulo      Paulo (1)      de Janeiro        Janeiro) (2)        Northeast   Center - West
                    ------------ --------------- --------------- ----------------------- ----------- --------------
Pao de Acucar......         64             59              11             12                 30              12
Extra..............         29              9               8              4                  5               5
Barateiro..........        104             26              18              -                  -               -
Extra Eletro (3)...         43             11               -              -                  -               -
Se and
CompreBem (4)......         27             12               -              -                 11               -
                    ------------ --------------- --------------- ----------------------- ----------- --------------
Total..............        267            117              37             16                 46              17

--------------------

(1) The rest of the state of Sao Paulo consists of 39 cities, including Campinas, Ribeirao Preto and Santos.

(2)  This area comprises the states of Minas Gerais and Parana.

(3) Our Extra Eletro stores, which make up our home appliance format, were placed under the management of the Extra division in November 2002.

(4) We intend to convert these stores into one of our formats during the next two years.


Our Competitive Strengths

         Our main competitive strengths are our different retail food store formats, our extensive network of distribution centers, our economies of scale, our prime locations in densely populated urban areas and growing provincial urban areas, and our high level of customer service.

         Different retail food store formats

         We conduct our retail food operations through three store formats, Pao de Acucar, Barateiro and Extra, each of which has a distinct merchandising strategy and a strong brand name. We are the only food retailer in Brazil that has this format variety in scale. We believe that the ability to have different focuses is the key to customer satisfaction and loyalty. In addition, our ability to reach different segments of population reflects our strong knowledge of the Brazilian market. This approach also permits us to meet diverse customer needs without confusing consumers as to the marketing or price focus of each format. We acquired Barateiro in 1998 and, capitalizing on the chain's already strong name with Brazil's lower income classes, we kept its banner and continued its cost-oriented focus. This, in turn, allowed us to use the Pao de Acucar stores more specifically for the higher income classes and to move stores from one banner to the other to better suit their target markets. Our third food retail format, Extra, is our hypermarket format which offers the widest assortment of any of our store formats and allows us to target potential customers along the entire income spectrum. Our hypermarket division has the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil. As a result, a food retailer such as an Extra store that also sells non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles is particularly convenient to a Brazilian consumer.

         Extensive network of distribution centers

         We operate distribution centers strategically located within the cities of Sao Paulo, Brasilia, Fortaleza, Curitiba, Rio de Janeiro and Recife. We opened our distribution center in Recife in the second half of 2002. Our distribution centers have a total storage capacity of 316,000 square meters of built-in area. Our management believes that our network of distribution centers is the most extensive and technologically advanced product distribution center network in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we currently plan to open in the near future. Approximately 77% of our inventory in 2002 came directly from a distribution center instead of a supplier, a substantial increase from 48% in 1998. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are supported by sophisticated systems which other Brazilian retailers lack, including pd@net, a business-to-business platform linking us with all of our suppliers, and our computer automated ordering system, which automatically replenishes our inventory based on consumers' shopping habits.

         Economies of scale

         We enjoy significant economies of scale resulting from our position as the largest food retailer in Brazil. Our large scale gives us increased bargaining power with suppliers, resulting in lower prices for consumers, better operating margins and more favorable payment terms. It allows us to spread significant marketing costs such as prime time television advertising, one of the most effective means to promote sales, which would be prohibitive for smaller retail chains. Our scale also enables us to have attractive returns on major investments, such as in technology. Our size and financial ability, compared to most other supermarket chains in Brazil, has put us at the forefront of the Brazilian retail industry in using information technology and in continually investing in sophisticated management information systems.

         Prime locations in densely populated urban areas and growing provincial urban centers

         Since we started our operations in 1959, we have been able to accumulate store locations for our Pao de Acucar and Extra stores in prime sites that offer significant competitive advantages. Our older stores in Sao Paulo and Brasilia are located in high traffic residential neighborhoods and, as a result, the average monthly sales per square meter in these stores is substantially higher than that of the average supermarket in Brazil. Since prime real estate in these urban areas in Brazil is scarce, new stores would be prohibitively expensive for competitors.

         High level of customer service

         We offer a broad selection of quality products in a pleasant shopping environment that emphasizes customer service. We focus on quality in all our retail food store formats, and we adjust the level of service in our stores according to store format and customer preference. We train our employees to offer a high level of customer service which differentiates us from our competitors. Customer service is most emphasized in our Pao de Acucar stores. For our Pao de Acucar, Barateiro and Extra formats, we offer a preferred shopping card, which customers present at checkout and which collects information on the shopping patterns of our customers and offers credit products. Based on this information, we also offer personalized discounts to our customers. With respect to the Extra hypermarket format, we have begun to provide additional services tailored to the specific needs of the division's broad base of customers, such as gasoline stations within the parking area of Extra stores. We initiated a pilot project to operate drugstores inside the stores, and plan to offer additional services such as insurance products. We were also the first Brazilian food retailer to appoint a customer liaison to voice opinions, suggestions and complaints on behalf of customers. We have won several awards from industry associates for our innovative service such as Premio SM Excelencia no Varejo (the excellence in retail award) given by a group of industry professionals.

Our Strategy

         Our strategy is to increase profitability and sales while continuing to focus and build upon our investments after 1994 in logistics and technology, in our broadened customer base and in our strengthened capital structure, all of which have enabled us to achieve our position as the largest food retailer in Brazil. In order to achieve our strategy, we intend to continue to expand our selling space through store openings and acquisitions, further improve efficiencies, improve our margins, and offer new products to increase revenues and customer traffic without increasing our fixed costs.

         Expand our selling space

         We seek to continue our expansion plan, which is designed to maximize growth opportunities available to us and to capitalize on the economies of scale afforded large chains in the Brazilian food retail industry. We believe significant opportunities exist to profitably increase our selling space in areas in which we currently operate and in other markets currently underserved by supermarkets. Our objective is to increase our selling space by an average of 10% to 15% each year over the next five years. This range will vary depending on the level of acquisitions during each year. In 2003, we plan to open approximately 19 stores, including five Pao de Acucar stores, ten Barateiro stores and four Extra stores. Most of our organic growth will be in regions where we already have a presence in order to increase our area of coverage and, as a result, to achieve greater economies of scale. We carefully evaluate potential store sites based on market research, the ability of the relevant geographic market to support a new supermarket at the selected site, as well as our ability to supply the site. We also evaluate a potential site's attractiveness and the appropriate store format through analysis of data covering population and income shifts, consumption patterns, traffic patterns and the proximity to one of our distribution centers. We continually explore strategic acquisition opportunities of supermarket chains or individual supermarkets for existing markets or new geographic regions to add to or substitute for new store openings. When entering new markets, we have historically sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region and to begin operating new stores more quickly and in a more cost-efficient manner than through construction.

         Further improve efficiencies

         We seek to further improve operating efficiencies in connection with our supply chain. We were one of the first supermarket chains in Brazil to equip its stores with a point of sale, or POS, system and utilize a computer automated ordering system that automatically replenishes our inventory. This automation has resulted in significant efficiencies, such as the reduction since 1998 of approximately five man hours per month per store in our supermarket divisions and of approximately 25 man hours per month per store in our hypermarket division. We intend to improve operating efficiencies in the remaining stages of the supply chain, particularly product outflow, by increasing the volume of merchandise going through our distribution centers. In 2002, approximately 77% of our inventory came directly from one of our distribution centers instead of a supplier. Also, as part of our strategy, we intend to substantially increase our cross-docking capability, which should result in working capital savings and lower inventory levels. We also intend to improve handling to further decrease stock-outs, breakage and shrinkage and delivery costs. We have already reduced our stock-out levels to approximately 5%, down from roughly 20% in 1998. Similarly, shrinkage levels were reduced to 1.3% in 2002, down from approximately 2.2% in 1997 and 3.1% in 1995.

         Improve our margins

         We have been increasing our focus on reductions and dilution of costs to improve our operating and gross margins. For example, we relaunched our Barateiro format in 2001 in order to achieve a greater balance among leading brands, private label products and lower-priced brands as market reaction indicated that Barateiro's original strategy to offer primarily generic brands and private label products was not gaining acceptance. We regularly examine our mix of products and product brands in all of our store formats with a view to increasing sales of higher margin products, and we believe that, as total net sales increase, our negotiating position with suppliers will be further strengthened, allowing us to obtain better prices for the products we purchase. We also regularly monitor product layouts at our stores so as to use store space more efficiently, decrease inventory space and make higher margin brands more prominent. We also seek to offer more non-retail services that increase revenues but do not require incurring additional costs, such as the payment of utilities at checkout counters. We recently reevaluated and relaunched our private label product line. We believe we may offer our private label products to customers at approximately a 15% to 25% lower cost than leading brands, but at greater margins in relation to average of each category.

         Offer new products to increase revenues and customer traffic without increasing fixed costs

         We are exploring measures to increase revenues and customer traffic without increasing our fixed costs. We have begun to offer high-margin products such as extended warranty policies on household appliances and insurance on the payment of household appliances in the event of unemployment or death. We also offer customers the ability to pay their utility bills at checkout counters, for which we receive a fee. We also intend to continue finding alternative uses of non-sales space at our stores, such as the area in front of our checkout counters. For example, we have ATMs in these areas, which is a service representing an additional convenience to our customers at no additional cost to us. In addition, we have recently added commercial outlets inside some of our Extra hypermarkets which offer laundry services, we have also added gasoline stations conveniently located in the parking lots of these stores, and have also added drugstores inside the sales area. In some cases, we rent the space for these activities to third parties. We believe these additional features at our stores increase revenues and customer traffic without increasing fixed costs, and we intend to expand these services.

Operations

         The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2002:


                            Store       Number     Total Selling    Average Selling    Total Number  Percentage of
                                                 Area (in square     Area Per Store         of       Our Net Sales
                           Format      of Stores      meters)      (in square meters) Employees (1)     Revenues
                           ------      ---------      -------          -------------- -------------  -----------


Pao de Acucar......... Supermarkets         188       239,762                 1,275          14,820           30.0%
Barateiro............. Supermarkets         148       177,540                 1,200           7,960           16.3
Extra................. Hypermarkets          60       456,569                 7,609          19,023           46.9
Extra Eletro.......... Home appliance
                         stores              54        36,709                   680             760            3.5
Se and CompreBem...... Supermarkets          50        69,143                 1,383           5,060            3.3
Head office &                                                                                                  --
  distribution
  center..............      --               --          --                     --           10,275            --
                                       ---------      -------          -------------- -------------  -----------
         Total:                             500       979,723                 1,959          57,898          100.0%

----------------
(1) Full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the month of December 2002 by 220 hours.

         For a detailed description of net sales revenue for each of our store formats, see "Item 5A - Operating and Financial Review and Prospects - Operating Results - Certain Operating Data."

         Pao de Acucar Division

         The Pao de Acucar division operates convenient neighborhood stores. Our Pao de Acucar stores are predominantly located in large urban areas (with over one-third located in the greater Sao Paulo City area). We believe this to be a significant competitive advantage since available sites in those urban areas are scarce. The Pao de Acucar stores target the Brazilian class A and class B household consumers, whose minimum annual household income exceeds R$24,000. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and a high level of personal service, with an average of 6.2 employees per 100 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, meat, cheese and seafood departments. Many stores offer shopping advisors to assist customers with inquiries about particular food needs, prices, special discounts and brand information. Pao de Acucar stores also offer private label products, including the Goodlight brand of health food products which consists of approximately 120 items.

         We had 188 Pao de Acucar stores at December 31, 2002. The Pao de Acucar stores range in size from 331 to 4,730 square meters and averaged 1,275 square meters of selling space at December 31, 2002. The sale of food products represented 94% and non-food products represented 6% of this division's net sales revenue in 2002. Pao de Acucar customers can also make purchases on-line through paodeacucar.com.br, the Pao de Acucar website. This site is available to customers in the cities of Sao Paulo, Rio de Janeiro, Brasilia and Curitiba.

         Our Pao de Acucar Mais card, the first preferred shopper/fidelity card in the Brazilian retail industry, is an important instrument that allows us to respond better to consumer needs. The presentation of this card by the consumer at the moment of purchase allows us to collect valuable information regarding that consumer's shopping habits. The information eventually assists us in the selection of merchandise for these stores and in the creation of customer-specific sales promotions. We offer client-specific discounts at the moment of purchase in order to promote customer loyalty and offer customers certain credit products of a third-party financial institution. By the end of 2002, more than 2 million families had registered for this card, which allowed us to identify approximately 54% of our Pao de Acucar sales.

         We remodel our stores generally every four years to create a new shopping atmosphere and, where possible, to improve operating efficiency. We remodeled 23 Pao de Acucar stores in 2002 and 95 in the 1998 to 2002 period. The Pao de Acucar division has also further strengthened its presence in the state of Sao Paulo (greater metropolitan, interior and coastal regions), and the cities of Curitiba, Fortaleza, Rio de Janeiro, Brasilia and Recife. As part of our expansion strategy, we plan to open five Pao de Acucar stores in 2003.

         Barateiro Division

         We acquired the Barateiro chain of supermarkets in 1998. The Barateiro name is a strong brand among middle and low income consumer segments so we decided to use it for supermarkets serving those segments. The Barateiro format further serves to strengthen and expand our presence in the Brazilian market. The Barateiro supermarkets offer large volumes of basic products and a variety of brands at low prices. Barateiro stores target the Brazilian class C and class D household consumers, whose annual household income is less than R$24,000 and which collectively make up approximately 76% of all urban households. Accordingly, Barateiro stores are located in lower-income neighborhoods compared to Pao de Acucar stores. Generally, Barateiro stores offer more competitively priced products than Pao de Acucar stores. In addition, these stores are characterized by a lower level of personal service than Pao de Acucar stores, with an average of 4.5 employees per 100 square meters of store space.

         We had 148 stores under the Barateiro banner at December 31, 2002. Barateiro's stores range in size from 289 to 5,092 square meters and averaged 1,200 square meters of selling space at December 31, 2002. In 2002, non-food items accounted for approximately 4% and food items accounted for approximately 96% of net sales revenue of the Barateiro division.

         We relaunched the Barateiro chain in 2001, changing some operational and product assortment decisions we made beginning in 2000. Having originally developed the Barateiro format to be similar to a hard discount retailer, offering many generic brands and private label products and very few leading brands, market reaction indicated that this approach was not gaining acceptance. As a result, we changed the product assortment of this division in order to achieve a more competitive balance among leading brands, private label products and lower priced products. Another service innovation as part of the Barateiro relaunching was the creation of the brand's own preferred shopper/fidelity card, the Clube Barateiro card, which is currently used by more than 380,000 customers. This card, in addition to assisting us in the collection of consumer shopping data, allows us to offer customers credit products of a third-party financial institution. We have also reevaluated our Barateiro private label product line. We reduced sharply the number of Barateiro private label products, instead focusing on those which we believe can be competitive with the leading brands. We currently offer approximately 500 private label items. We strive to offer products with the same quality as leading brands, but at a 20% to 25% lower price.

         In 2002, as part of our effort to increase sales of our Barateiro stores, we launched a new store model called CompreBem Barateiro in certain regions of Brazil. This model, which responded to market research from the target Barateiro audience, focused not only on reduced costs, but also on personal service, organization and increased customer relations. Under the new model, the stores offer new layouts, more modern equipment and a more pleasant shopping environment with a variety of services. In addition, the CompreBem Barateiro model attempts to emphasize the importance of family and community connection, sponsoring community outreach activities such as local artwork competitions and showcase of neighborhood children's artwork in the stores.

         We intend to open 10 Barateiro stores in 2003 and intend to expand our presence in the states of Sao Paulo and Rio de Janeiro.

         Extra Division

         The Extra hypermarkets are the largest of our stores. We introduced the hypermarket format to Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items and an average selling area of 7,609 square meters at December 31, 2002. The Extra stores target the Brazilian class B, class C and class D household consumers, whose annual household income ranges from R$4,800 to R$60,000. At December 31, 2002, we had 60

Extra stores. The sale of food products represented 68% and non-food products represented 32% of the Extra division's net sales revenue in 2002.

         In 2002, we focused on making operational and product assortment decisions for the Extra hypermarkets. We customized the product line of the hypermarkets according to the region in which they are located to respond better to regional tastes. We also presented new store layouts and changed the product assortment of this division in order to achieve a better margin mix. In addition, we have sought to increase customer traffic at our stores through initiatives aimed at increasing customer loyalty and improving our knowledge of consumer behavior patterns in the hypermarket segment. We have begun to provide additional services tailored to the specific needs of the division's broad base of customers. For example, we added gasoline stations within the parking areas of some Extra stores, and we initiated a pilot project to operate drugstores inside the Extra stores. We also added commercial outlets inside the Extra hypermarkets, which offer laundry, photo development, dining and banking services for the convenience of the customer. In addition to ATM facilities, our Extra stores also offer various insurance products, the most popular of which is the extended warranty policy, which can be purchased in connection with appliance sales. We intend to add additional gasoline stations located in the parking lots of Extra stores and offer other non-retail services to customers.

         We also offer customers the brand's own preferred shopper/fidelity card, the Extra card. The Extra card is currently used by approximately 860,000 customers, who benefit from the credit features and sales promotions in connection with the card. In addition, the Extra card allows us to collect valuable information about consumers' shopping habits.

         Similar to our approach to the Barateiro private label line of products, we also reorganized and updated the Extra division's private label products line in 2001, based on extensive market research and customer surveys, in order to offer products which we believed were competitive with leading brands. As a result, we launched over 600 items in 2002. In 2001, we launched the extra.com.br website for on-line sales of the Extra division. This site sells and delivers non-food products to all regions of the country. These products include household appliances, consumer electronic products, compact discs, toys, information technology products and sports and entertainment items.

         We have sought to strengthen the Extra division's presence recently through organic growth in selected areas in Brazil. In 2002, we opened three stores in the greater Sao Paulo metropolitan area, one in Brasilia and one in state of Goias. Our Extra store in Goias extended Extra's presence into another Brazilian state. We intend to open four additional stores in strategic locations in 2003 as part of our strategy to expand this division.

         Extra Eletro

         The Extra Eletro stores are generally small showrooms which sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 680 square meters at December 31, 2002. Customers place orders in the stores, and products are shipped from a central warehouse. At December 31, 2002 we had 54 Extra Eletro stores, all of which are in the state of Sao Paulo. Approximately 74% of the net sales of Extra Eletro stores in 2002 were credit sales, which make the products more accessible to lower-income consumers. See "- Credit Sales."

         Until November 2002, the operation of Extra Eletro stores had been conducted as a separate division under the Eletro name. We placed the former Eletro division under the management of the Extra division, with a view to transmitting to the Eletro format the strong name of the Extra hypermarket format. Additional benefits of this integration include enhanced category management decisions, greater bargaining power with suppliers and diluted human resources and marketing expenses.

Capital Expansion and Investment Plan

         As part of our capital expansion and investment plan, we have invested approximately US$2.6 billion in our operations since 1998. Our investments have included:

         Acquisitions of supermarket and hypermarket chains - Since 1998, we have acquired 284 stores, consisting of numerous supermarket chains and individual stores. Through our acquisition of the Barateiro chain in 1998, we inaugurated a new store format targeted specifically to lower income consumers. In addition, when entering new markets, we have generally sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region. As a result, these acquisitions have enabled us to expand our operations to locations outside of the state of Sao Paulo, particularly Rio de Janeiro and some northeastern Brazilian states.

         We acquired the Se Supermercados chain of supermarkets in 2002. The purchase price was R$386.4 million (US$135.8 million at the acquisition date), including the assumption of debt in the amount of R$124.4 million (US$43.7 million at the acquisition date). On January 23, 2003, we sold the Se tradename for R$0.3 million (US$0.1 million), as requested by the Conselho Administrativo de Defesa Economica (CADE), the principal Brazilian antitrust authority. We have spent an aggregate of US$635.0 million on acquisitions since 1998.

         The following table presents information regarding these acquisitions and the regional distribution of the stores we acquired over the past five years:

                                                         Number of
        Year                 Chains Acquired               Stores        Geographic Distribution
        ----                 ---------------               ------        -----------------------

        1998          Barateiro (32 stores),                 89          Sao Paulo:  86
                      Millo's (3 stores), SAB (3                         Brasilia:  3
                      stores), G Aronson (13
                      stores) and Peralta (38
                      stores)

        1999          Mogiano/Shibata (6 stores),            33          Sao Paulo:  13
                      rent of 2 Mappin Department                        Rio de Janeiro:  19
                      stores and leasing of 25 Paes                      Minas Gerais:  1
                      Mendonca stores for 15
                      years(1)

        2000          Sao Luiz (9 stores), Nagumo            64          Ceara:  9
                      (12 stores), Reimberg (9                           Sao Paulo:  38
                      stores), Parati (11 stores),                       Parana:  11
                      Rosado (13 stores), Boa                            Paraiba:  6
                      Esperanca (6 stores) and
                      other (4 stores)

        2001          ABC Supermercados                      26          Rio de Janeiro:  26

        2002          Se Supermercados (60) and              72          Sao Paulo:  60
                      CompreBem (12)                                     Pernambuco:  12
                                                      ------------------

                      Total                                  284
                                                       ================

----------------------
(1) We relinquished six of these Paes Mendonca stores and converted another into a regional warehouse from the date we leased the stores through December 31, 2002.

         Opening of new stores - As part of our expansion strategy, we have opened 59 new stores since 1998, including 16 Pao de Acucar stores, 17 Barateiro stores, 20 Extra stores and six Extra Eletro stores. The total cost of these new stores was US$700.0 million. We seek real estate properties for constructing or renovating stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities which suits one of our formats. Our entry into Goiania in the state of Goias is a recent example of this expansion pattern. We also tend to enter new regional markets with the construction of a hypermarket.

         Renovation of existing stores - We have remodeled 282 stores since 1998, including 95 Pao de Acucar stores, 143 Barateiro stores, 17 Extra stores and 27 Extra Eletro stores. Our renovation program allows us to add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information systems. The total cost of renovating these stores was US$565.2 million.

         Improvements to information technology - We have been committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We implemented a computer automated ordering system, which automatically replenishes our inventory based on consumers' shopping habits. In addition, in 2001, we finished implementing pd@net, a B-2-B, or business to business, platform for the on-line integration of 6,000 suppliers. This Internet process enables information to be exchanged rapidly, precisely and transparently among all participants in the supply chain. For more information, see "- Technology." We have spent an aggregate of US$265.9 million on information technology since 1998.

         Expansion of distribution facilities - Since 1998, we have opened distribution centers in the cities of Sao Paulo, Brasilia, Fortaleza, Rio de Janeiro and Recife which have increased our storage area by approximately 79,000 square meters. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of US$140.6 million on our distribution facilities since 1998.

         The following table provides a summary description of our principal capital expenditures disbursed for the last three years:

                                                                 Year Ended December 31,
                                        -------------------------------------------------------------------------
                                                 2002                        2001                     2000
                                        ------------------------  -----------------------------  ----------------
                                                               (millions of U.S. dollars)
Acquisition of retail chains........             $94.3                       $40.4                      $133.5
Opening of new stores...............             131.4                        25.2                       224.6
Purchases of real estate............              15.8                        50.2                        66.8
Renovations.........................              73.2                        71.1                       163.4
Information technology..............              29.8                        49.4                        86.1
Distribution centers................               3.9                        38.9                        46.1
                                              --------                    --------                    --------
       Total .......................            $348.4                      $275.2                      $720.5
                                              ========                    ========                    ========


         As the leader in the market, we will invest R$540 million in new projects (equivalent at the December 31, 2002 exchange rate to US$152.8 million), which includes R$240 million (equivalent at the December 31, 2002 exchange rate to US$67.9 million) for the opening of new stores, R$200 million (equivalent at the December 31, 2002 exchange rate to US$56.6 million) for store remodelings, R$70 million (equivalent at the December 31, 2002 exchange rate to US$19.8 million) for technology and R$30 million (equivalent at the December 31, 2002 exchange rate to US$8.5 million) for other investments.

Supply and Distribution

         Supply. We have centralized purchasing for our Pao de Acucar, Barateiro, Extra and Extra Eletro stores. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase up to 106,000 products from approximately 6,000 suppliers. In 2002, no single supplier accounted for more than 6% of total goods purchased. Our 10 largest suppliers in 2002 collectively accounted for less than 25% of our purchases, and we believe that we are not dependent on any single supplier.

         Distribution. In order to distribute perishable food products, grocery items and general merchandise efficiently, we operate 10 distribution centers strategically located within the cities of Sao Paulo, Brasilia, Fortaleza, Curitiba, Rio de Janeiro and Recife, with a total storage capacity of 316,000 square meters of built-in area. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers make it possible for us to make frequent shipments to stores, which reduces the need of in-store stockroom space, and limits non-productive store inventories. Although approximately 77% of our inventory was delivered to the store from one of our distribution centers instead of a supplier, we seek to increase this percentage to 80% in 2003. For comparison purposes, only 10% of the distribution structure of the Se Supermercados chain of supermarkets, which we acquired in June 2002, was centralized. Our inventory and distribution management system, which manages inventory and coordinates efficient distribution schedules, allows for direct orders from our stores, which results in increased product turnover. We have arrangements with 60 companies to outsource delivery of our products. These companies collectively operate approximately 800 vehicles, which transport our merchandise.

         In 2002, we invested in the distribution of perishable food products. We equipped our distribution centers in Brasilia and Recife and our fruit and vegetables distribution center in Sao Paulo with refrigeration chambers to guarantee the higher quality of those products. In addition, we implemented a process of sprinkling water on some perishable products in Brasilia and Sao Paulo, which further ensures the freshness of fruits and vegetables. At the end of the year, we opened a distribution center exclusively for flowers in the interior of Sao Paulo State.

         We intend to continue focusing on our cross-docking capability, which refers to the process of simultaneous delivery by suppliers to one of our distribution centers, arrangement of the merchandise according to the store orders and subsequent delivery of those goods to the stores. Cross-docking is used in particular for products that require fast turnover, such as fruits and vegetables. We intend to substantially increase our cross-docking capability, as this should result in working capital savings and lower inventory levels. In addition, we seek to obtain further efficiency gains in our supply chain. For example, we intend to continue improving our fleet tracking and management process in order to improve efficiency and security. Although a part of our fleet is already tracked via satellite, particularly the part that delivers more expensive products such as home appliances, we intend to expand tracking capability.

New Corporate Management Structure

         In late 2002, our shareholders approved a reorganization of our corporate management structure at a general shareholders' meeting, pursuant to which the role of our two principal management bodies, the executive officers and the board of directors, was reorganized and redefined. Effective in March 2003, the reorganization was designed to increase efficiency in the corporate governance structure, to increase the role of control and planning in the daily management of each governing body, to develop a more active board of directors and to create more autonomy for each of the governing bodies. Simultaneously, three new committees were created to support the management bodies, which included: the executive committee, the financial committee and the development and marketing committee.

         Under the revised model, the executive officers will collectively oversee the daily management of our company, while the board of directors has the broader role of directing the overall corporate governance of our company. The three new committees function as an interface between the two principal governing bodies. For more information, see "Item 6 - Directors, Senior Management and Employees."

Marketing

         Our marketing strategy is to further enhance the quality image of our stores and to emphasize our selection and service and our competitive and fair prices. Each division executes its own marketing strategy designed to promote its particular strengths and to appeal to its customer base. In 2001 and 2002, we spent approximately US$79.8 million and US$74.2 million, respectively, on advertising (approximately 2.2% of total net sales revenues in each year).

         We spent 15.9% in 2001 and 26.8% in 2002 of our total marketing expenditures on radio, newspaper and magazine advertising. In addition, television accounted for 14.9% of advertising expenses in 2001 and 14.1% in 2002. We spent 69.2% in 2001 and 59.1% in 2002 on other promotional activities.

         We centralize the purchasing of advertising time or space for all of our divisions, which enables us to reduce marketing expenditures. We work with a number of major Brazilian advertising agencies. While our primary advertising focus is on specific brand name, price, and quality-related promotions, we also regularly promote our store brands through sponsorships and sporting and cultural events, endorsements and support of environmental activities.

         We have further developed our marketing initiatives through the Pao de Acucar Mais card, the first preferred shopper/fidelity relationship card in the Brazilian retail industry, and the Clube Barateiro card. Through these programs we continue to collect customer information in an effort to offer more personalized services and products to shoppers who use our stores. We have also developed a private label strategy pursuant to which our various divisions sell high quality products at competitive prices. The principal advantages of this private label strategy have been improved brand loyalty to our brands and increased leverage with our suppliers because our private label products are similar in quality to, but more favorably priced than, leading brands.

Credit Sales

         In 2002, 46.3% of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. In 2001, 46.4% of our net sales revenue was represented by credit sales.

         Credit card sales. All our store formats accept payment for purchases with MasterCard (Credicard), Visa, Diners Club, American Express or our co-branded credit cards. Sales to customers using credit cards accounted for 31.9% of our net sales revenue in 2002. In 2001, sales through credits card accounted for 29.1% of our net sales revenue. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

         Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The consumer credit installment term in 2002 averaged 10 months, with fixed interest payments averaging approximately 5.5% per month throughout 2002. We borrow funds approximately equivalent to the consumer credit financing we extend through our sales of electronics. The consumer financing is generally for a term of up to 24 months and is funded by our borrowing on a shorter-term basis at fixed rates. In 2002, installment sales accounted for 44.2% of the net sales revenue of Extra Eletro stores, 3.2% of the Extra division's net sales revenues and 3.1% of our total net sales revenue.

         Post-dated checks. Post-dated checks are commonly used financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Over 300,000 customers use the programs on at least a monthly basis. Sales to customers using post-dated checks accounted for 4.8% of our net sales revenue in 2002 (6.2% in 2001).

         As part of the credit approval process, we require each customer to complete a credit application. The applicant must also provide a taxpayer's identification number, identification card, proof of residential address and current pay stub or other evidence of income as part of the application process. We then run a credit check with local credit reporting services and with SPC and SERASA, both of which are national credit reporting services, to determine a credit limit. We also input the data regarding the client and any purchases into our database.

         Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 6.5% of our net sales revenue in 2002. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

Technology

         We have been at the forefront of the Brazilian retail industry in using information technology. We were one of the first supermarket chains in Brazil to equip its stores with a POS system and the first major food retailer in Brazil to equip every one of its checkouts with this technology. We invested US$49.4 million in technology in 2001 and US$29.8 million in 2002. We have budgeted approximately R$70.0 million (equivalent at the December 31, 2002 exchange rate to US$19.8 million) for 2003 in order to continue our investment in our management information systems.

         In 2001, pd@net was implemented, and it was consolidated as an important tool to enhance our relationship with suppliers in 2002. The use of this Internet process results in reduced costs, since it allows for better management of the supply, distribution and inventory chains. In addition, since September 2001, we have coordinated, together with other international retailers, the establishment of the Worldwide Retail Exchange (WWRE) in Latin America. We were the first Brazilian retailer to use the WWRE. WWRE, which was founded in March 2000 by retailers all over the world, is the largest Internet-based business-to-business exchange in the retail e-marketplace.

         We also joined the Executive Committee of the Global Commerce Initiative, an international independent entity whose goal is to establish business and technology standards to improve the management of the supply chain and the worldwide relationship between the retail and manufacturing industries. Among the various technological innovations introduced, the emphasis is on multifunction kiosks, that provide, in addition to the price of the product, additional information about products, clients, images and videos of our products; wireless appliances at the checkout counters that allow checkout counter clerks to better serve clients; bioptical scanners that make faster readings; the Compra Facil (Easy Purchase) feature, whereby an employee scans the value of the customer's purchases while on the checkout line, reducing the time wasted on the lines; and self checkout, whereby the consumers execute all checkout operations themselves.

Competition

         The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. In 2002, the five largest food retailers in Brazil accounted for 38.8% of the organized sector sales, which consist of sales by companies enrolled in ABRAS, Brazil's supermarket association. In 2002, we accounted for 14.6% of the organized sector sales according to ABRAS. We believe that consolidation will continue to take place, not only within the food retail market but also other segments of the retail industry. For example, hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil. We have continued our growth strategy by focusing on regions where we can reinforce our presence. As part of our expansion strategy, we have also focused on the needs and expectations of various segments of the Brazilian population by developing store formats that respond to different household income levels. Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the Sao Paulo State has led us to concentrate our stores in this particular market. In 2002, sales in Sao Paulo State accounted for 68% of our total sales. In Sao Paulo State and throughout Brazil, we compete principally on the basis of location, price, image, quality and service. In the retail food market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

         The main competitor of the Extra division, our hypermarket division, is Carrefour, a leading French retail food chain, which at December 31, 2002 operated 270 retail stores principally in the southeast and south of Brazil. At December 31, 2002, Carrefour accounted for 12.6% of the organized sector's sales according to data from ABRAS. Wal-Mart, which as of December 31, 2002 operated 22 stores in Brazil, is also a competitor in the hypermarket format with a 2.1% market share.

         Our Pao de Acucar division has different competitors in each of the markets where we operate. In Sao Paulo State, we compete principally with a number of local supermarkets and grocery stores. The main competitor of Pao de Acucar in Brasilia is Champion, the supermarket division of Carrefour. In the state of Rio de Janeiro, our Pao de Acucar format competes with Casas Sendas, which as of December 31, 2002 operated a total of 84 supermarkets, most of which are located in the city of Rio de Janeiro.

         The Barateiro division also faces different competitors depending on the particular regional market. In the state of Sao Paulo, Barateiro faces strong competition from a number of smaller regional chains. The main competitor of Barateiro in the state of Rio de Janeiro is Champion. Barateiro also faces competition from Casas Sendas in the city of Rio de Janeiro, Brazil's second largest consumer market.

         In addition, we face intense competition from small food retailers that often can benefit from inefficiencies in the Brazilian tax collection system. These small food retailers also frequently have access to merchandise from irregular and informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

         In other regional markets, we compete within the organized food retail sector as well as against several medium and small chains and family-owned and -operated food retail businesses, which are estimated to represent approximately 50% of overall food sales in Brazil. Other organized food retail chains among our competitors include Sonae, a Portuguese supermarket chain, which operated 160 retail stores at December 31, 2002. Bompreco, owned by Royal Ahold, is our main retail food competitor in the Northeast region of Brazil. Bompreco operated 119 retail stores at December 31, 2002.

         According to ABRAS, the market share held by Royal Ahold, Sonae and Casas Sendas was 4.2%, 4.2% and 3.2%, respectively, of all food sales in the Brazilian retail sector at December 31, 2002.

         The principal competitors of our Extra Eletro stores are Casas Bahia and Ponto Frio (Globex), each of which operates in Sao Paulo State.

         Other U.S. and international retailers may enter into the Brazilian retail market, either directly, by forming joint ventures or by acquiring existing chains. Some of these potential competitors may have greater financial resources than us. Moreover, to the extent that other large international food retailers enter the Brazilian market or the retail sector continues to consolidate through the acquisition of local supermarket chains, our market share may be adversely affected.

Regulatory Matters

         We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws. In order to open and operate our stores, we need a business permit and site approval, an inspection certificate from the local fire department as well as health and safety permits. Our stores are subject to inspection by city authorities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

         Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

         As a result of significant inflation during long periods in the past, it is commonly the practice in Brazil not to label individual items. Currently, there exists uncertainty regarding the requirement for price labeling each individual item. This uncertainty derives from a conflict between federal and state laws on the subject. State laws allow other pricing methods, such as the posting of signs and the placement of scanners for bar codes, which are the prevailing commercial practices. If the conflict is not resolved in a manner consistent with our current pricing practices and we are compelled to place price tags on each individual item, we would lose flexibility in carrying out our sales and may incur increased labor costs in connection with the affixing of price tags. However, we do not believe that our business would be adversely affected in a material way.

         The Brazilian Congress is considering a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters on the relevant neighborhood. The proposed regulation is intended to protect traditional family-owned retailers which have increasingly lost market share in Brazil to the larger chains and hypermarkets. Regulations of this type already exist at the municipal level. For example, governmental authorities in the city of Porto Alegre in the state of Rio Grande do Sul issued a city ordinance in January 2001 prohibiting construction of food retail stores with a selling area greater than 1,500 square meters. Other jurisdictions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

4C.      Organizational Structure

         Companhia Brasileira de Distribuicao, which is the controlling and principal operating company, conducts our operations. Our investments in subsidiaries are effected primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. All our operations are conducted under the Pao de Acucar, Barateiro, Extra and Extra Eletro banners.

4D.      Property, Plant and Equipment

         We own 88 stores, seven warehouses and a part of our headquarters. The remaining 412 stores and three warehouses we operate and the remainder of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 18 leases expiring in 2003 and 57 expiring in 2004. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2002, we leased 23 properties from members of the Diniz family. Management believes that these leases are on terms at least as favorable to us as we could get from an unrelated party. See "Item 7B - Major Shareholders and Related Party Transactions - Related Party Transactions - Leases."

         The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2002:


                                  Owned                        Leased                           Total
                                  -----                        ------                           -----
                                          Area                         Area                               Area
                                       (in square                   (in square                         (in square
                          Number         meters)       Number        meters)           Number            meters)
                          ------         -------       ------        -------           ------            -------
Pao de Acucar........         29          45,211           159      194,551               188           239,762
Extra................         28         250,777            32      205,792                60           456,569
Extra Eletro.........          3           3,624            51       33,085                54            36,709
Barateiro............          8           8,748           140      168,792               148           177,540
Se and Comprebem.....         20          28,667            30       40,476                50            69,143
Warehouses...........          7         273,830             3       42,170                10           316,000
Headquarters.........         --          28,591            --       13,043                --            41,634

         As of December 31, 2002, we owned 13 lots of property representing in the aggregate approximately 857,668 square meters. We expect to develop many of these lots, which are principally located in the state of Sao Paulo, into new stores as part of our capital expansion and investment plan. We believe that all of our facilities are in adequate condition for this purpose.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.      Operating Results

         The following discussion should be read in conjunction with our financial statements as of December 31, 2002 and 2001 and for the three years in the period ended December 31, 2002 appearing elsewhere in this annual report, and in conjunction with the financial statements included under "Item 3A - Key information - Selected Financial Data." Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissao de Valores Mobiliarios, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP.

Discussion of Critical Accounting Policies

         In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of inherently uncertain matters on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. We provide below a summarized discussion of the following significant accounting policies involving these management judgments, including the variables and assumptions underlying the policies:

         o    goodwill, intangible assets and amortization, and

         o    deferred taxes.

         Goodwill, Intangible Assets and Amortization

         We have made acquisitions that included a significant amount of goodwill and other intangible assets. As a result of certain acquisitions, we recorded goodwill and tradenames in the amount of US$29.1 million in 2001 and US$31.4 million in 2002. The balance of these assets at December 31, 2002 was US$203.8 million. See notes 1 and 9 to our financial statements included elsewhere in this annual report.

         U.S. Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," became effective for acquisitions after June 30, 2001, and was applied in connection with our acquisition of the ABC Supermercados S.A. supermarket chain in November 2001. We ceased to amortize goodwill as from January 1, 2002; amortization expense related to goodwill and intangible assets for the year ended December 31, 2001 was US$28.0 million.

         Our goodwill was grouped into reporting units and tested for impairment in 2002, based on estimated fair values. Reassessment of lives of all intangible assets and specific tests for impairment of intangible assets with finite lives will continue to be performed annually to determine the need for impairment provisions and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Factors which could trigger an impairment adjustment include the following:

         o significant underperformance relative to expected historical or projected future operating results of reporting units,

         o significant changes in the manner we use the acquired assets or the strategy for our overall business or use of tradenames, or

         o    significant negative industry or economic trends.

         We performed the impairment test and determined that no goodwill impairment existed at December 31, 2002.

         In November 2001, we relaunched the Barateiro banner and in 2002 acquired the CompreBem and Se retail chains. Following a review of our strategy in 2002, we reduced the life over which we are amortizing the Barateiro tradename from 19 years to a remaining life of eight years.

         Deferred Taxes

         We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and expected timing of the reversals of existing temporary differences. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we will evaluate the need to modify a valuation allowance against our deferred tax assets.

         Our valuation allowance at December 31, 2002 was US$22.9 million, which was established in June 2002 at the time we acquired our interest in Se Supermercados. Utilization of these losses in the future will be limited to 30% of the annual taxable income generated by Se Supermercados. The valuation allowance was established, because the future offset is contingent and the recovery was not considered to be more likely than not. Any reversal of valuation allowance recognized for the deferred tax asset at the acquisition date will be adjusted to reduce the goodwill related to the acquisition.

Brazilian Economic Environment

         As a Brazilian company with all of our operations in Brazil, we are significantly affected by economic and social conditions in the country. In particular, our results of operations and financial condition, as reported in the financial statements included in Item 18, have been affected by the growth rate of the Brazilian gross domestic product and the rate of Brazilian inflation. Our results of operations and financial condition have also been affected by the rate of depreciation of the Brazilian currency against the U.S. dollar. See "- U.S. GAAP Presentation and

Reporting Currency - Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations."

         Gross Domestic Product

         After several years of steady economic growth following the introduction of the Real Plan in 1994, the Brazilian economy entered into a downturn in late 1998 that was exacerbated by a significant currency devaluation beginning in mid-January 1999. As a result, gross domestic product, or GDP, grew in constant terms by only 0.2% in 1998. The economic slowdown resulted in generally flat demand in the Brazilian retail industry as GDP grew by 0.8% in 1999.

         The recovery of the economy in 1999, in the wake of the 48.0% devaluation of the local currency against the U.S. dollar and the strong fiscal adjustment produced by the public sector, led to strengthened consumer confidence. In 2000, GDP grew by 4.4%. GDP increased by only 1.4% in 2001, principally as a result of the electric energy shortage in Brazil, decreased consumer confidence following the Argentina crisis and the September 2001 terrorist attacks. In 2002, GDP increased by only 1.5%, principally as a result of the uncertainties relating to Brazil's own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown.

         Inflation and Devaluation

         The Brazilian general price (IGP-M) and consumer price (IPCA) inflation indices and the devaluation of the Brazilian currency against the U.S. dollar are presented below:


                                                   Three months
                                                        ended                   Year ended December 31,
                                                                        ----------------------------------------
                                                   March 31, 2003      2002     2001      2000     1999     1998
                                                   --------------      ----     ----      ----     ----     ----

Inflation - IGP-M (1)...........................        6.3%           25.3%    10.4%     9.9%     20.1%    1.8%
Inflation  - IPCA (2)...........................        5.1%           12.5%     7.7%     6.0%      8.9%    1.7%
Nominal devaluation (appreciation) of the real
    against the U.S. dollar.....................       (5.1%)          52.3%    18.7%     9.3%     48.0%    8.3%

------------------
(1) Indice Geral de Precos - Mercado (general price index) compiled by the Fundacao Getulio Vargas.
(2) Indice de Precos ao Consumidor Amplo (consumer price index) compiled by IBGE, the Brazilian Institute of Geography and Statistics.

U.S. GAAP Presentation and Reporting Currency

         Accounting Presentation

         Our functional currency is the real. However, we have elected to present our financial statements in U.S. dollars as our reporting currency, which requires us to translate amounts from reais to U.S. dollars. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in SFAS No. 52, "Foreign Currency Translation."

         We remeasure all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date and all accounts in the statements of operations and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency, which were not translated prior to 1998), at the average rates prevailing during each period. The net translation loss resulting from this remeasurement process is included in the cumulative translation adjustment account of shareholders' equity. See "- Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations."

         Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations

         The devaluation of the Brazilian real has had and will continue to have multiple effects on our results of operations. Our statements of operations expressed in local currency are translated monthly to U.S. dollars at the monthly average rate published by the Central Bank of Brazil for the corresponding period. The current period's U.S. dollar amount in the statements of operations will be reduced at the same rate as the real has devalued in relation to the U.S. dollar over the period to which it is being compared.

         The devaluation of the real against the U.S. dollar has had the following effects on our results of operations:

o Exchange gains and losses arising from our transactions in U.S. dollars (excluding transactions which are covered by cross-currency interest rate swaps) are recorded directly in our statement of operations. Significant foreign exchange losses arose from our U.S. dollar-denominated loans at the time of the devaluation of the real in early 1999. Since the adoption of our treasury policy in late 1999 designed to mitigate the effects of foreign currency variations, we have generally consummated cross-currency interest rate swaps to cover the foreign exchange and interest rate risk on virtually all U.S. dollar-denominated loans, foreign currency exposures and a part of capital lease agreements. We have excluded from this policy our import financing. Our foreign currency losses were US$24.5 million in 2002, US$8.0 million in 2001 and US$2.5 million in 2000. The devaluation of the real was 52.3% in 2002, 18.7% in 2001 and 9.3% in 2000.

o Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, included in the cumulative translation adjustment account. Accordingly, in our statement of changes in shareholders' equity for 2002, we recorded a US$505.0 million charge directly to shareholders' equity and a US$215.4 million charge in 2001, without affecting net income, to reflect the lower dollar value of our net assets over the year as the real devalued by 52.3% in 2002 and by 18.7% in 2001.

         Inflation and exchange rate variations have had, and may continue to have, effects on our financial condition and results of operations. One significant effect of inflation and exchange rate variations on us relates to our costs and operating expenses. Substantially all our cash costs (i.e., other than depreciation and amortization) and operating expenses are in reais and tend to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our costs and operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. If the rate of appreciation of the U.S. dollar exceeds the rate of inflation, then, as expressed in U.S. dollars, our costs and operating expenses may decrease and, assuming constant U.S. dollar and sales prices, our profit margins may increase.

         The devaluation of the real affects the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange losses which are included in the results of operations determined under Brazilian GAAP which affect the amount of unappropriated earnings available for distribution.

         Since late 1999, we have adopted a treasury policy designed to manage financial market risk, principally by "swapping" a substantial part of our U.S. dollar-denominated liabilities for obligations denominated in reais. Our treasury policy has been to swap all foreign currency debt at fixed rates for reais debt at a fixed percentage of a floating rate, except for import financing and a part of capital lease agreements.

         We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank (Certificado de Deposito Interbancario - CDI) variable interest rate. The term of the swap contract matches the term of the underlying obligation; we have not terminated any of our contracts prior to maturity. The counter-parties to these contracts are major financial institutions that have acceptable credit ratings. We do not have significant exposure to any single counter-party.

         We use these derivative financial instruments for purposes other than trading and do so only to manage and reduce our exposure to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," introduced as from 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities and to measure those instruments at fair value. The unrealized gain and loss from foreign currency and interest rate swaps are recorded on our balance sheet. These swap instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked to market, with the resulting gains and losses reflected in the statement of operations under "Financial income" and "Financial expense." The fair values of our cross-currency interest rate swaps were estimated based on market prices; prior to adoption of SFAS No. 133, we recognized our cross-currency interest rate swaps on the balance sheet at contract value, and adjustments to contract value were recorded through income.

         We record both the interest expense from the original loan and the net realized and unrealized effect of the results of the cross-currency interest rate swaps under "Financial expense - interest expense."

         If the results of applying the variation of the U.S. dollar plus the original fixed coupon, that is, the original characteristics of the financial instrument, exceed the product of applying the CDI rate, we record this benefit reducing our "Financial expense - interest expense" to reflect the gain accruing as a result of our having opted to swap the currency and interest rate components. If the inverse were to occur, an additional charge is recorded under "Financial expense - interest expense" to reflect the loss accruing as a result of our having opted to swap the currency and interest rate components. Accordingly, if the real devalues against the U.S. dollar, the cross-currency interest rate swaps assure that we mitigate the effects of the loss from the devaluation.

Tax Environment

         We are currently involved in tax proceedings as discussed in note 16 to our financial statements. We have accrued our estimate of the costs for the resolution of these claims when we consider the loss of our claim to be probable. The tax contingencies relate primarily to value-added sales taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. We have identified probable losses in the amount of US$269.7 million at December 31, 2002 which have been provided as liabilities on our financial statements. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. For more information on our tax proceedings, see "Item 8A - Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings."

         Income taxes in Brazil generally include federal income tax and social contribution. The composite tax rate is 34%, comprised of income tax (15% plus a surtax of 10% on taxable income exceeding R$20,000 per month, or R$60,000 per quarter, or R$240,000 per year) and social contribution tax (9%). In June 1990, we filed an injunction seeking protection for non-payment of the social contribution, which we claimed to be unconstitutional based on the fact that this tax should have been enacted by a complementary law to the Brazilian constitution. We obtained a favorable decision from the lower court in March 1991. Although no appeal was presented by the federal government, pursuant to Brazilian law, this lawsuit was submitted to mandatory review of the Regional Federal Court, which in February 1992 confirmed the lower court's decision. As a result, we do not pay the social contribution based on this February 1992 decision. Based on the opinion of our legal counsel, we believe the federal tax authorities have no further legal recourse available to collect this contribution on a retroactive basis. Nevertheless, the federal government may still try to collect the unpaid social contribution on profits or replace the current one by establishing a new social contribution on profits. Accordingly, we have provided no social contribution tax for the periods presented.

Seasonality

         We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season. Sales revenues in December are typically around twice as high as the average sales revenues in the other months. Similarly, we generally realize a significant increase in liabilities to suppliers during this period.

2001 Business and Economic Environment

         We implemented several operational measures in 2001 designed to increase operating efficiency, which had an impact on our 2001 financial results. In 2001, we transferred our category management activities to each of our different store formats from our commercial area. As a result, the commercial area focuses exclusively on negotiating with our suppliers. We expect this change will result in greater bargaining power with suppliers and decreased cost of sales, extended payment terms with suppliers and improved inventory levels. For more information, see "Item 4A - Information on the Company - History and Development of the Company."

         Sales of the Barateiro division did not meet our target sales as our efforts beginning in 2000 to operate this chain as a hard discount retailer had not gained market acceptance. In response, we relaunched the Barateiro format in October 2001 by offering a new product assortment, new store layouts, and new non-retail services, such as home delivery and the payment of utility bills at Barateiro cash registers. We also created the brand's own preferred shopper/fidelity card, the Clube Barateiro card, which offers credit to customers and fosters customer loyalty. We incurred some costs in 2001 in connection with the relaunching of the division. Barateiro sales began to improve in response to the relaunching beginning in November 2001. As a result, the improvement in our Barateiro sales will not be fully reflected in our financial results presented in this annual report, but we expect it will be reflected in subsequent periods. See "Item 4B - Information on the Company - Business Overview - Operations - Barateiro Division" for more information about the relaunching of this division.

         In 2001, we also faced several negative economic factors, which adversely affected our sales of consumer electronics and chilled foods in particular. In April 2001, Brazil faced an unexpected shortage of energy, which continued during the second half of 2001, as a result of increased demand due to economic growth and a failure to keep up with this demand, as well as inadequate expansion of generation and unfavorable hydrological conditions. As a result, the Brazilian government implemented measures for electricity rationing that had an adverse effect on economic growth in virtually all segments of Brazilian industry and society, including the Brazilian retail business. The energy crisis adversely affected the sales of our Extra and Extra Eletro stores in particular. Extra Eletro sells exclusively household appliances and consumer electronic products, and a significant part of Extra's sales volume consists of these types of products.

         In addition, the uncertainty regarding the economic and market conditions in Argentina in 2001 and its possible effect on the Brazilian economy adversely affected consumer confidence. The terrorist attacks on September 11, 2001 and the uncertainty following this event further eroded consumer confidence, resulting in reduced discretionary spending by consumers. All of these economic factors are reflected in our results of operations for 2001.

2002 Business and Economic Environment

         In 2002, several negative economic factors adversely affected consumer confidence levels in Brazil and, consequently, adversely affected our sales of consumer electronics and household appliances in particular. Prior to and subsequent to the presidential elections in November 2002, there was substantial uncertainty relating to Brazil's own political and economic future. Other negative economic factors in 2002 included the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown. This economic instability, in turn, resulted in a substantial devaluation of the real, interest rate hikes and an increased inflation rate. As a result, these factors adversely affected the sales of our Extra and Extra Eletro stores.

         Of all our store formats, our Barateiro division experienced the largest percentage increase in terms of net sales. The Barateiro division experienced a 40.9% increase (in constant dollars) in net sales in 2002 largely as a result of the positive response by consumers to the relaunching of this format in October 2001.

         In June 2002, we acquired the Se Supermercardos chain of supermarkets, which, at the time of acquisition, was the seventh largest chain by sales in Brazil. All of the 60 Se stores were located in the state of Sao Paulo. The inclusion of Se's results is reflected in our results of operations as of July 1, 2002. We intend to convert these stores into one of our store formats during the next two years.

Certain Operating Data

         The following table presents in U.S. dollars the net sales revenue for each of our store formats for the years ended December 31, 2000, 2001 and 2002. From December 31, 2000 to December 31, 2001, the real devalued by 18.7% and from December 31, 2001 to December 31, 2002, the real devalued further against the U.S. dollar by 52.3%. This significantly impairs the comparability of our December 31, 2001 and December 31, 2002 results with its respective prior period. Our functional currency is the Brazilian real, and the reporting currency is the U.S.

dollar. As a result, a comparison of the 2001 U.S. dollar results against 2000 U.S. dollar results and a comparison of the 2002 U.S. dollar results against 2001 U.S. dollar results do not accurately reflect actual changes in our operations that occurred from one period to the next, as the case may be, because the changes include the effects of the devaluation. To mitigate these distortions when comparing our net sales revenue and to isolate the currency effects from the trend analysis, the December 31, 2000 financial information in the "constant dollars" column has been translated at the average exchange rates used to translate the December 31, 2001 financial information and the December 31, 2001 financial information in the "constant dollars" column has been translated at the average exchange rates used to translate the December 31, 2002 financial information. Because these two "constant dollar" columns have been prepared at different exchange rates, the columns are not comparable to each other.



                                                       Year Ended December 31,
                          ---------------------------------------------------------------------------------
                              2002                      2001                               2000
                          ---------- ------------------------------------ ---------------------------------
                                         Constant Dollars                   Constant Dollars
                                           2002 Average                       2001 Average
                             Actual       Exchange Rate        Actual        Exchange Rate        Actual
                          ---------- -------------------- --------------- --------------------- -----------
                                        (millions of U.S. dollars, except percentage amounts)
Net sales revenue by
store format:
Pao de Acucar...........  $976.8  30.0%   $905.9  32.5%  $1,142.2  32.5%  1,044.4  31.9%   $1,335.7  31.9%
Extra..................  1,526.7  46.9   1,344.0  48.2    1,694.5  48.2   1,591.8  48.6     2,035.8  48.6
Extra Eletro...........    114.6   3.5     162.2   5.8      204.5   5.8     194.5   5.9       248.8   5.9
Barateiro..............    529.9  16.3     376.1  13.5      474.2  13.5     445.5  13.6       569.7  13.6
Se and CompreBem.......    109.6   3.3      -       -         -       -       -      -         -       -
                          ------ ------ -------- ------ --------- ------ -------- ------ ---------- -------
Total net sales revenue $3,257.6 100.0% $2,788.2 100.0%  $3,515.4 100.0% $3,276.2 100.0%  $4,190.0  100.0%
                        ======== ====== ======== ====== ========= ====== ======== ====== ========== =======


Results of Operations for 2002, 2001 and 2000

         The following table summarizes our historical results of operations for the years ended December 31, 2000, 2001 and 2002. To mitigate the distortions of the devaluation of the real described above when comparing our financial information and to isolate the currency effects from the trend analyses, the December 31, 2000 financial information in the "constant dollars" column has been translated at the average exchange rates used to translate the December 31, 2001 financial information and the December 31, 2001 financial information in the "constant dollars" column has been translated at the average exchange rates used to translate the December 31, 2002 financial information. Because these two "constant dollar" columns have been prepared at different exchange rates, the columns are not comparable to each other.


                                                                 Year Ended December 31,
                                ----------------------------------------------------------------------------------------------
                                   2002                         2001                                   2000
                                ----------------------------------------------------------------------------------------------
                                                 Constant Dollars                       Constant Dollars
                                                   2002 Average                           2001 Average
                                  Actual           Exchange Rate          Actual          Exchange Rate          Actual
                             ------------------  -------------------  -----------------  -----------------  ------------------
                                                  (millions of U.S. dollars, except percentage amounts)

Net sales revenue........... $3,257.6   100.0%   $2,788.2   100.0%    $3,515.4  100.0%   $3,276.2  100.0%   $4,190.0   100.0%
Cost of sales............... (2,345.2)  (72.0)   (1,988.2)  (71.3)    (2,506.8) (71.3)   (2,358.0) (72.0)   (3,015.7)  (72.0)
                             ---------- -------  ---------  --------  --------  -------  --------  -------  ---------  ------
Gross profit................    912.4    28.0       800.0    28.7      1,008.6   28.7       918.2   28.0     1,174.3    28.0
Selling, general and
  administrative expenses...   (660.4)  (20.3)     (589.9)  (21.2)      (743.7) (21.2)     (697.8) (21.3)     (892.5)  (21.3)
Depreciation and
  amortization..............   (107.8)   (3.3)     (116.0)   (4.2)      (146.2)  (4.2)     (105.9)  (3.2)     (135.4)   (3.2)
                             ---------- -------  ---------  --------  --------  -------  --------  -------  ---------  ------

Operating income............    144.2     4.4        94.1     3.3       118.7     3.3      114.5     3.5       146.4     3.5
Financial income............    158.3     4.9       112.9     4.0       142.3     4.0      147.2     4.5       188.3     4.5
Financial expense...........   (222.9)   (6.8)     (128.2)   (4.6)     (161.7)   (4.6)    (134.9)   (4.0)     (172.5)   (4.0)
Other non-operating
  income (expenses).........      1.5      --        0.6      0.1         0.7     0.1        3.1     0.1         4.0     0.1
                             ---------- -------  ---------  --------  --------  -------  --------  -------  ---------  -------

Income before
  income taxes..............     81.1     2.6       79.4      2.8       100.0     2.8      130.0     4.0       166.2     4.0
Income tax (expense)
  benefit:
    Current.................    (11.8)   (0.4)     (13.1)    (0.5)      (16.5)   (0.5)      (7.2)   (0.2)       (9.2)   (0.2)
    Deferred................     (8.8)   (0.3)      13.6      0.6        17.2     0.6        2.5     0.1         3.2     0.1
                             ---------- -------  ---------  --------  --------  -------  --------  -------  ---------  -------
Net income..................    $60.5     1.9%     $79.9      2.9%     $100.7     2.9%    $125.3     3.8%     $160.2     3.8%
                             ========== =======  =========  ========  ========  =======  ========  =======  =========  =======

Year Ended December 31, 2002 (Actual) Compared to Year Ended December 31, 2001 (Constant Dollars)

         Net Sales Revenue. Net sales revenue increased by 16.8% to US$3,257.6 million in the year ended December 31, 2002 from US$2,788.2 million in the year ended December 31, 2001. On a "same store" basis, our net sales revenue increased by 4.3% from 2001 to 2002.

         The Pao de Acucar division's net sales revenue increased by 7.8% to US$976.8 million in 2002 from US$905.9 million in 2001, principally as a result of the opening of new stores in 2002 and increased sales from stores we updated and refurbished. The lower confidence level of Brazilian consumers in 2002 did not negatively affect the sales of the division because of the relative stability of its target public's consumption habits.

         The Extra division's net sales revenue increased by 13.6% to US$1,526.7 million in 2002 from US$1,344.0 million in 2001, principally as a result of the opening of new stores in 2002 and the inclusion in 2002 of full year sales revenue of stores opened in late 2001. Despite the increase in net sales revenue, the Extra division's performance was adversely affected by the economic uncertainty in Brazil and the resulting increased interest rates and lower consumer confidence level. As a result, Brazilian consumers avoided credit purchases, which affected sales of household appliances and consumer electronic products in particular.

         The Barateiro division's net sales revenue increased by 40.9% to US$529.9 million in 2002 from US$376.1 million in 2001, principally as a result of the inclusion in 2002 of full year sales revenue of the ABC Supermercados stores we acquired in November 2001, increased sales in the division's stores as a result of customers' positive response to the relaunching in 2001 of this format, and the opening of new stores.

         The net sales revenue of Extra Eletro stores decreased by 29.3% to US$114.6 million in 2002 from US$162.2 million in 2001. The performance of the Extra Eletro stores was adversely affected by increased interest rates and the lower confidence level of Brazilian consumers, which adversely affected sales of household appliances and consumer electronic products in particular. In addition, the net sales of Extra Eletro stores decreased as a result of the closing of some stores during 2002.

         Gross Profit. Gross profit increased by 14.1% to US$912.4 million in 2002 from US$800.0 million in 2001. Gross profit increased as a result of increased sales, economies of scale gains resulting from more favorable negotiations with our suppliers, efficiency gains from the restructuring of our category management operations begun in 2001 and a reduction in shrinkage. Gross profit as a percentage of net sales revenue decreased slightly to 28.0% in 2002 from 28.7% in 2001 due to our investment in price competitiveness, which resulted in stronger sales, a higher market share and a dilution of operational expenses. Our price competitiveness was particularly evident in the last quarter of 2002 when we celebrated the anniversary of the Extra division, during which we offered special promotions.

         Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel, marketing, rent and other expenses. Selling, general and administrative expenses increased by 12.0% to US$660.4 million in 2002 from US$589.9 million in 2001, principally as a result of the increase in the number of our stores, including the Se Supermercados stores we acquired in June 2002, and an increase in expenses from the integration of the Se chain. As a percentage of net sales revenue, selling, general and administrative expenses was 20.3% in 2002 and 21.2% in 2001.

         Depreciation and Amortization. Depreciation and amortization decreased by 7.1% to US$107.8 million in 2002 from US$116.0 million in 2001, principally due to the ceasing of amortizing goodwill on January 1, 2002 upon the adoption of SFAS No. 142, despite an increase in depreciation from the remodeling and re-equipping of some existing stores, the opening of new stores and our continued investment in information technology and distribution centers. The amortization of goodwill expense was US$20.3 million in 2001.

         Operating Income. Operating income increased by 53.2% to US$144.2 million in 2002 from US$94.1 million in 2001, as a result of the effects described above.

         Financial Income. Financial income increased by 40.2% to US$158.3 million in 2002 from US$112.9 million in 2001, principally due to increased interest income on our cash balances as a result of higher interest rates.

         Financial Expenses. Financial expenses increased by 73.9% to US$222.9 million in 2002 from US$128.2 million in 2001, resulting from higher interest rates, increased interest expense in connection with the assumption of debt resulting from our acquisition of Se Supermercados and our issuance of debentures in October 2002.

         Income Before Taxes. Income before taxes increased by 21.4% to US$81.1 million in 2002 from US$79.4 million in 2001 due to the effects described above.

         Income Tax Benefits (Expense). In 2002, we had an income tax expense of US$20.6 million as compared to an income tax benefit of US$0.5 million for 2001. Our effective tax rate in 2002 was increased by the deferred income tax expense of US$8.8 million.

         Net Income. Net income was US$60.5 million in 2002 against US$79.9 million in 2001 as a result of the foregoing.

Year Ended December 31, 2001 (Actual) Compared to Year Ended December 31, 2000 (Constant Dollars)

         Net Sales Revenue. Net sales revenue increased by 7.3% to US$3,515.4 million in the year ended December 31, 2001 from US$3,276.2 million in the year ended December 31, 2000. On a "same store" basis, our net sales revenue decreased by 1.3% from 2000 to 2001.

         The Pao de Acucar division's net sales revenue increased by 9.4% to US$1,142.2 million in 2001 from US$1,044.4 million in 2000, principally as a result of the inclusion in 2001 of a full year of sales revenue of stores acquired during 2000, increased sales in the division's remodeled stores and increased customer loyalty following the gradual introduction throughout Brazil of its preferred shopper card, Pao de Acucar Mais, beginning in 2000. The weaker Brazilian economy in 2001 did not negatively affect the sales of the division because of the relative stability of its target public's consumption habits.

         The Extra division's net sales revenue increased by 6.5% to US$1,694.5 million in 2001 from US$1,591.8 million in 2000, principally as a result of the opening of new stores in 2001 and the inclusion in 2001 of full year sales revenue of stores opened in late 2000. The Extra division's performance was adversely affected by the Brazilian energy crisis in 2001, which affected sales of consumer electronic products in Brazil in particular. The higher net sales revenue previously achieved by the Extra division in 2000 resulted primarily from the particularly strong sales of household appliances and consumer electronic products that year.

         The Barateiro division's net sales revenue increased by 6.4% to US$474.2 million in 2001 from US$445.5 million in 2000, principally as a result of the opening of new stores, the conversion of Pao de Acucar stores into Barateiro stores and the inclusion in 2001 of full year sales revenue of stores opened in late 2000. In October 2001, we relaunched the Barateiro format because we were experiencing decreased sales in existing stores as a result of customers' negative reaction to our operation of the Barateiro format as a hard discount retailer. As part of the relaunching, we reevaluated the product assortment of the Barateiro division in order to achieve a more competitive balance among leading brands, private label products and lower-priced products.

         The Eletro division's net sales revenue increased by 5.1% to US$204.5 million in 2001 from US$194.5 million in 2000. These increases were principally due to particularly strong sales of consumer electronic products in the first quarter of 2001 resulting from our promotional efforts and higher credit sales resulting from increased consumer confidence at that time. In addition, our sales in the first quarter of 2001 were converted into dollars using a more favorable exchange rate, as the real did not devalue substantially against the U.S. dollar until later that year. Our increase in net sales revenue was partially offset by the weaker sales of household appliances and consumer electronic products in Brazil beginning in the second quarter of 2001 as a result of the energy rationing and lower consumer confidence. Although our net sales revenue recovered partially during the fourth quarter of 2001, the devaluation of the real throughout 2001 resulted in a proportionately smaller sales revenue increase in U.S. dollar terms.

         Gross Profit. Gross profit increased by 9.8% to US$1,008.6 million in 2001 from US$918.2 million in 2000. Gross profit as a percentage of net sales revenue increased to 28.7% in 2001 from 28.0% in 2000 due to efficiency gains from the restructuring of our category management operations over the year and the reduced cost of sales resulting from our better bargaining power with suppliers. The restructuring of our category management operations improved our sales mix by increasing the amount of higher-margin food products and decreasing the amount of lower-margin consumer electronic products.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 6.6% to US$743.7 million in 2001 from US$697.8 million in 2000, principally as a result of the increase in the number of our stores. Selling, general and administrative expenses also increased due to an increase in marketing expenses in connection with the restructuring of the Barateiro format, the launch of the Extra card and expenses incurred in connection with the restructuring of our category management operations and our commercial department. As a percentage of net sales revenue, selling, general and administrative expenses was 21.2% in 2001 and 21.3% in 2000.

         Depreciation and Amortization. Depreciation and amortization increased by 38.0% to US$146.2 million in 2001 from US$105.9 million in 2000, principally due to the remodeling and re-equipping of some existing stores, the amortization of goodwill resulting from acquisitions made during 2000, the opening of new stores and our continued investment in information technology and distribution centers.

         Operating Income. Operating income increased by 3.7% to US$118.7 million in 2001 from US$114.5 million in 2000, as a result of the effects described above.

         Financial Income. Financial income decreased by 3.3% to US$142.3 million in 2001 from US$147.2 million in 2000, principally due to decreased credit sales. The decrease in financial income also reflected, on a constant dollar basis, the decrease in interest income from our post-dated check sales.

         Financial Expenses. Financial expenses increased by 19.9% to US$161.7 million in 2001 from US$134.9 million in 2000 resulting from the losses in cross-currency and interest rate swap contracts, foreign exchange losses and higher interest rates. This increase took place despite the decrease in interest expenses in connection with our import financing debt due to lower LIBOR rates in 2001 and in connection with our related party debentures due to the conversion of debentures into capital. See notes 11 and 12 to the financial statements.

         Income Before Taxes. Income before taxes decreased by 23.1% to US$100.0 million in 2001 from US$130.0 million in 2000 due to the effects described above.

         Income Tax Benefits (Expense). In 2001, we had an income tax benefit of US$0.7 million as compared to an income tax expense of US$4.7 million for 2000. Our effective tax rate in 2000 was reduced by the benefit from the deductibility of interest attributed to equity paid and/or accrued within the year. Although we recorded no such deductible expense in 2001, the income tax charge was reduced by the deferred income tax benefit of US$17.2 million.

         Net Income. Net income was US$100.7 million in 2001 against US$125.3 million in 2000 as a result of the foregoing.

5B.      Liquidity and Capital Resources

         We have funded our operations and capital expenditures principally from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES, capital calls and issuances of debentures. At December 31, 2002, we had US$315.7 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements. In addition, we borrow funds from local Brazilian banks approximately equivalent to the consumer credit financing we extend through our Extra Eletro and Extra formats and our post-dated check programs for Pao de Acucar, Barateiro and Extra. Our fixed rate consumer financing through the Extra Eletro and Extra formats is generally for a term of up to 24 months (with the average term being approximately 10 months.) Our post-dated check programs provide our customers with financing for up to 60 days (with an average of 45 days). In 2002, we noted that customers tended to use principally credits cards as a method of credit purchase instead of installment sales and post-dated checks.

         Our principal cash requirements include:

         o    the servicing of our indebtedness,

         o capital expenditures, including the construction and remodeling of new stores,

         o    consumer credit,

         o    acquisitions of other supermarket chains, and

         o distributions of dividends and interest attributed to equity to shareholders.

         Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Net cash from operating activities were US$166.4 million in 2002, US$119.2 million in 2001, and US$122.1 million in 2000. Net cash provided by financing was US$181.7 million in 2002 (after payment of US$21.2 million of dividends), US$113.8 million in 2001 (after payment of US$59.1 million in interest attributed to equity to shareholders), and US$293.3 million in 2000. In 2002, these cash flows were primarily used for investments in the capital expenditures program totaling US$348.4 million (including the payment of acquisitions of retail chains totaling US$94.3 million).

         At December 31, 2002, our total outstanding debt with third parties was US$848.4 million, consisting of:

         o    US$281.7 million of real-denominated loans,

         o    US$538.5 million of U.S. dollar-denominated debt, and

         o US$28.2 million of debt linked to a basket of foreign currencies to reflect BNDES' funding portfolio, plus an annual spread.

         We assumed debt in connection with the acquisition of Se Supermercados at June 30, 2002 in the amount of US$43.7 million. At December 31, 2002, of the US$538.5 million of U.S. dollar-denominated debt, approximately US$533.6 million was swapped into obligations denominated in reais, of which US$414.9 million has been treated on a combined basis pursuant to EITF No. 02-02, "When Separate Contracts that Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes," as if these loans had been originally denominated in reais and accrued an interbank variable rate (CDI). In addition, we have US$28.2 million of debt to BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. Since late 1999, we have adopted a treasury policy to manage financial market risk, principally by "swapping" a substantial part of our U.S. dollar-denominated liabilities for obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank variable interest rate (CDI). The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

         We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

         Total debt at December 31, 2002 decreased by US$89.0 million from US$937.4 million at December 31, 2001. Our most significant debt was incurred in connection with the construction of new stores, the remodeling of existing stores and the debt assumed relating to the acquisition of Se Supermercados. Our debt decreased because of exchange effects, despite the issuance of debt and the debt assumed in connection with the acquisition of Se Supermercados. Our cash interest expense was US$122.3 million in 2002, US$102.6 million in 2001 and US$109.1 million in 2000. The US$19.7 million increase in cash interest expense in 2002 related directly to the increase in interest rates in 2002.

         The following table summarizes significant contractual obligations and commitments that impact our liquidity:


                                                                Payment Due by Period
                                                                ---------------------
                                                                     One to
                                                      Less than       three      Four to     After five
        Contractual Obligations             Total      one year       years     five years     years
        -----------------------             -----      --------         ------  ----------   ---------
                                                          (in millions of U.S. dollars)

Long-term debt......................     $   465.0    $    79.1    $   349.6     $   36.3      $    --
Capital lease obligations...........          18.4          9.2          9.2          --            --
Operating leases....................         263.8         52.2         83.9         61.3         66.4
                                             -----         ----         ----         ----         ----
    Total contractual cash
    obligations.....................     $   747.2     $  140.5    $   442.7     $   97.6      $  66.4
                                             =====        =====        =====         ====         ====

         In addition, we have made provisions for total accrued liability for legal proceedings related to some of our unpaid taxes of US$269.7 million at December 31, 2002.

         Fifteen banks provide us short-term financing; of these, five banks, Bradesco, Citibank, Itau, Safra and BBV, individually represent greater than 10% of the total amount of short-term debt outstanding as of December 31, 2002. Although we have no committed lines of credit with these banks, our management believes we are in good standing with our lenders and have sufficient available credit for our needs. These short-term U.S. dollar-denominated financings are guaranteed by our controlling shareholders by signing a promissory note as guarantors. At December 31, 2002, 4.0% of our total indebtedness was denominated in foreign currencies (after giving effect to the swap transactions described above), as compared with 4.4% at the end of 2001.

         Our long-term debt net of current portion aggregated US$385.8 million and US$381.6 million at December 31, 2002 and 2001. The balance consists primarily of long-term expansion program loans from BNDES, working capital loans from Brazilian banks and debentures we issued.

         We have entered into eight lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation based on the TJLP plus an annual spread or are denominated based on a basket of foreign currencies to reflect BNDES' funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 12(i) to our financial statements.

         In the event the TJLP, or Taxa de Juros de Longo Prazo, a nominal long-term interest rate that includes an inflation factor, exceeds 6% per annum, the surplus is added to the principal. In 2002 and 2001, US$5.2 million and US$7.3 million, respectively, were added to the principal.

         We cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and must comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) maintain a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintain a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The controlling shareholders provided sureties with respect to the amount drawn down.

         We issued a number of convertible and non-convertible debentures between 1997 and 2002, some of which have since been converted to our non-voting preferred shares. At December 31, 2002, the second, fourth and fifth issues were still outstanding in part.

         In 1998, we issued the second issue with two series comprising 175,000 debentures convertible into preferred shares and 25,000 non-convertible debentures. At December 31, 2002, we had 1,850 convertible debentures and 25,000 non-convertible debentures outstanding, totaling US$0.6 million and US$4.6 million, respectively. The debentures accrue annual interest of 13.0% on the principal, are indexed to the IGP-M, payable annually, and collateralized by certain cash equivalents and accounts receivable.

         In 2000, we issued the fourth issue of convertible debentures due August 2005. At December 31, 2002, we had 99,908 convertible debentures outstanding from our fourth issue, totaling US$32.6 million. Only 92 of the convertible debentures from our fourth issue have been converted into preferred shares of our capital stock. We received proceeds equivalent to US$52.5 million, net of commissions of US$0.4 million. The debentures are indexed to the TJLP and accrue annual interest at 3.5% which is payable annually. The portion of TJLP exceeding 4.5% will be capitalized and added to the nominal value of debentures on the dates of interest payment. The debentures may be converted into preferred shares, at the option of the debentureholder, based on the following ratios: (i) September 1, 2000 to August 30, 2003 at 12,821 shares per R$1,000 principal amount, (ii) August 31, 2003 to August 30, 2004 at 8,552 shares per R$1,000 principal amount and (iii) August 31, 2004 to August 31, 2005 at 4,282 shares per R$1,000 principal amount, all subject to adjustment for stock dividends, stock splits and reverse splits.

         On October 4, 2002, the shareholders approved the fifth issue and public placement of debentures limited to R$600 million representing 60,000 non-convertible debentures. We received proceeds equivalent to US$112.8 million, net of commissions of US$1.6 million, for 40,149 non-convertible debentures issued as the first series of this fifth issue. The debentures are indexed to the average rate of Interbank Deposits (Depositos Interfinanceiros-DI) and accrue an annual spread of 1.45% which is payable semi-annually. The remuneration of the first series may be renegotiated or a put may be exercised in October 2004. The debentures mature on October 1, 2007. At December 31, 2002, we had 40,149 non-convertible debentures outstanding from the first series of our fifth issue, totaling US$119.6 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders' equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to four.

         For more information on our convertible debentures, see note 12(ii) to our financial statements.

         We continue to implement our capital expansion and investment plan and currently intend to invest approximately R$540 million in 2003 (equivalent at the December 31, 2002 exchange rate to US$152.8 million), which includes R$240 million (equivalent at the December 31, 2002 exchange rate to US$67.9 million) for the opening of new stores, R$200 million (equivalent at the December 31, 2002 exchange rate to US$56.6 million) for store remodelings, R$70 million (equivalent at the December 31, 2002 exchange rate to US$19.8 million) for technology and R$30 million (equivalent at the December 31, 2002 exchange rate to US$8.5 million) for other investments.

         In 2002, our capital expenditures and cost of acquisitions of other retail chains were US$348.4 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were approximately US$275.2 million for 2001 and US$720.5 million for 2000. For specific use of our capital expenditures in 2002, see "Item 4B - Information on the Company - Business Overview - Capital Expansion and Investment Plan."

         We believe that existing resources and operating income will be sufficient to complete the capital expansion and investment program described above and meet our liquidity requirements. However, our capital expansion and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy. We cannot assure you that we will successfully complete all of or any portion of our capital expansion and investment plan. In addition, we may participate in acquisitions not budgeted in the capital expansion and investment plan, and we may modify these plans.

5C.      Research and Development, Patents and Licenses, Etc.

         We do not have any significant research and development policies.

5D.      Trend Information

         The trends which influence our sales are primarily the patterns of consumer purchases through the year and the effects on consumer disposable incomes of such factors as economic conditions, consumer confidence, level of employment and credit conditions.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A, 6B and 6C  Directors and Senior Management, Compensation and Board Practices

         We are managed by our Conselho de Administracao, or board of directors, and our Diretoria, or board of executive officers.

         At December 31, 2002, our board of directors consisted of 15 members and our board of executive officers consisted of six members. At the end of 2002, however, a reorganization of our corporate management structure took place, pursuant to which the role of our two principal management bodies, the board of executive officers and the board of directors, was restructured and redefined in order to improve efficiency in the corporate governance structure and in the control and planning of each governing body on a daily basis, to develop a more active board of directors and to create more autonomy for each governing body. In February 2003, our shareholders approved this reorganization at a general shareholders' meeting. As a result of the reorganization, three new committees were created to support the management bodies: the executive committee, the financial committee and the development and marketing committee, all of which are described more fully below.

         In connection with this reorganization, our current controlling shareholders relinquished their executive officer positions in order to become board members. The founding shareholder, Mr. Valentim dos Santos Diniz, became the Honorary Chairman of the board of directors. In March 2003, Mr. Abilio Diniz ceased being our Chief Executive Officer and became the Chairman of the board of directors. Mr. Augusto Marques da Cruz Filho, the former Administrative and Financial Vice President, assumed the Chief Executive Officer position. The Administrative and Financial Vice President position was eliminated and instead divided into two newly-created positions - the Administrative Officer and the Financial and Controller Officer positions.

         At our general shareholders' meeting on February 28, 2003, our shareholders appointed either new members to our board of directors or renewed the mandate of existing board members. On that same date, our directors appointed new executive officers or renewed the mandate of existing officers. As a result, our board of directors currently consists of 14 members and one honorary member and our board of executive officers consists of 10 members.

Board of Directors

         Our board of directors generally meets six times per year. The members of our board of directors are appointed at general shareholders' meetings, serve for three-year terms and are required to be our shareholders. The board's responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Although our by-laws allow for up to 18 Directors, our board of directors currently consists of one honorary member and 14 members, consisting of four controlling shareholders, seven external non-executive counselors, two representatives of our minority shareholder the Casino Group and the President of our company, all of whose term of office ends in 2006. Our board of directors is currently made up of the following members:





Name                                                  Position                  Since
----                                                  --------                  -----

Valentim dos Santos Diniz                             Honorary Chairman         1981
Abilio dos Santos Diniz                               Chairman                  1981
Ana Maria Falleiros dos Santos Diniz D'Avila          Director                  2003
Joao Paulo Falleiros dos Santos Diniz                 Director                  1999
Pedro Paulo Falleiros dos Santos Diniz                Director                  2003
Maria Silvia Bastos Marques                           Director                  2003
Fernao Carlos Botelho Bracher                         Director                  1995
Roberto Teixeira da Costa                             Director                  1995
Mailson Ferreira da Nobrega                           Director                  1995
Gerald Dinu Reiss                                     Director                  1995
Augusto Marques da Cruz Filho                         Director                  1994
Christian Pierre Couvreux                             Director                  1999
Jose Roberto Mendonca de Barros                       Director                  1999
Luiz Carlos Bresser Goncalves Pereira                 Director                  1999
Pierre Bruno Charles Bouchut                          Director                  1999

Executive Officers

         Our executive officers are responsible for the execution of decisions of our board of directors and our day-to-day management. Each executive officer also has individual responsibilities that are determined pursuant to our by-laws.

         The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to stockholders each fiscal year on the status of our business activities and presenting the year-end balance sheets and other legally required financial statements, submitting investment programs and budgets to our board of directors.

         Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. The current term of all our executive officers ends in 2006. Our executive officers, elected on February 28, 2003, are currently as follows:

Name                                  Position
----                                  --------

Augusto Marques da Cruz Filho         President
Cesar Suaki dos Santos                Supply Chain Officer
Hugo A. Jordao Bethlem                Commercial Officer
Jose Roberto C. Tambasco              Supermarket Division Officer
Jean Henri A. Duboc                   Hypermarket Division Officer
Caio Racy Mattar                      Investment and Construction Officer
Fernando Queiroz Tracanella           Investor Relations Officer
Maria Aparecida Fonseca               Human Resources Officer
---------------

         As described above, Mr. Augusto Marques da Cruz Filho, the former Administrative and Financial Vice President, assumed the Chief Executive Officer position in March 2003. The Administrative and Financial Vice President position was eliminated and instead divided into two newly-created positions - the Administrative Officer (the equivalent of a Chief Financial Officer) and the Financial and Controller Officer positions. These positions are currently vacant. We intend to appoint an Administrative Officer and a Financial and Controller Officer upon an official appointment at a general shareholders' meeting in the future. In the interim, Mr. Marques da Cruz Filho is our acting Chief Financial Officer.

Fiscal Committee and Audit Committee

         Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal committee (conselho fiscal). However, we are required to establish a fiscal committee upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares or 5% of the preferred shares. Any such fiscal committee would consist of three to five members and an equal number of alternates. The members of the fiscal committee would be elected, at the maximum, for one-year terms, but could be reelected. Holders of preferred shares, voting as a class, would be entitled to elect one member (and his or her alternate) by majority vote of the shareholders present at the meeting at which members of the fiscal committee are elected, and holders of common shares would be entitled to elect the other members (and their respective alternates).

         On June 13, 2000, our board of directors approved the creation of an audit committee (comite de supervisao), whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which is independent of our management (except as described below) and of our independent accountants, is to review our financial statements and report on them to our shareholders. Our audit committee is comprised of three to five members, which are elected by the board of directors for a period of three years. The audit committee charter requires that one member be independent. The first term of our audit committee began with the election of Luis Carlos Bresser Goncalves Pereira, as President, Gerald Dinu Reiss, as Vice-President, and Augusto Marques da Cruz Filho, as member, on June 12, 2001.

Consulting Committee

         Our by-laws provide for an ad hoc consulting committee of up to 13 members, whose purpose is to make recommendations to our board of directors on certain matters. On February 3, 1995, Manuel Carlos Teixeira de Abreu was appointed to our consulting committee. On April 28, 1998 Jose Luiz Bulhoes Pedreira Neto was appointed to our consulting committee and on April 30, 1999, two members, Manuel Carlos Teixeira de Abreu and Jose Luiz Bulhoes Pedreira Neto, were appointed to our consulting committee. On February 28, 2003, Manuel Carlos Teixeira de Abreu, Jose Luiz Bulhoes Pedreira Neto, Candido Botelho Bracher, Luiz Felipe Chaves D'Avila and Luiz Marcels Dias Sales were appointed to our consulting committee. The total compensation of the members of our consulting committee for the 2001 to 2002 term was limited to an aggregate of R$108,000, provided that each appointed member receives R$36,000 during the term, and for the 2003 term the total compensation of the members of our consulting committee has been limited to an aggregate of R$300,000, provided that each appointed member must receive R$60,000 during this term.

Executive Committee

         The executive committee was created in February 2003 as part of the reorganization of our corporate management structure. The executive committee meets on a monthly basis, and its duties include preparing, together with the executive officers, our annual budget and annual capital expansion and investment plan, and subsequently presenting them to the board of directors, presenting the proposed compensation of our administrators to the board of directors, and reviewing, together with the executive officers, our financial statements. According to our by-laws, the committee must have between four to seven members, as well as a coordinator, all of whom are elected by the board and serve for a three-year term. Our executive committee currently consists of Abilio Diniz, who is the coordinator of the committee, Ana Maria Diniz D'Avila, Candido Bracher, Francis Mauger, Gerald Dinu Reiss, Joao Paulo Diniz, Luiz Carlos Bresser G. Pereira and Maria Silvia Bastos Marques.

Financial Committee

         The financial committee was also created in connection with the reorganization of our corporate management structure. The financial committee will meet bi-monthly to review and analyze the financial situation of our company by examining indicators such as cash flow, capital investments and the average cost of our capital structure. The committee also oversees, in conjunction with the executive officers, the implementation of our annual capital expansion and investment plan. According to our by-laws, the committee must have between four to seven members, as well as a coordinator, all of whom are elected by the board and serve for a three-year term. Our financial committee currently consists of Ana Maria Diniz, who is the coordinator of the committee, Abilio Diniz, Joao Paulo Diniz and Pedro Paulo Diniz.

Development and Marketing Committee

         The development and marketing committee was the third committee created as part of the reorganization of our corporate management structure. This committee meets bi-monthly to examine, create and implement, together with the executive officers, marketing methodologies and strategies. According to our by-laws, the committee must have between four to seven members, as well as a coordinator, all of whom are elected by the board and serve for a three-year term. Our development and marketing committee currently consists of Joao Paulo Diniz, who is the coordinator of the committee, Abilio Diniz, Ana Maria Diniz, Pedro Paulo Diniz and Luiz Salles.

Biographical Information

         Mr. Valentim dos Santos Diniz is the Honorary Chairman of our board of directors. Mr. Diniz founded the Pao de Acucar Group in 1948 and currently is the Chairman of PAIC.

         Mr. Abilio dos Santos Diniz is the Chairman of our board of directors. Mr. Abilio Diniz was one of the founders of Sao Paulo's supermarket association, and was also a founder of ABRAS. He is a former member of the Brazilian National Monetary Council. Mr. Abilio Diniz holds a bachelor's degree in Business Administration from Fundacao Getulio Vargas and has attended Columbia University in New York and the University of Ohio at Dayton. Mr. Abilio Diniz is the son of Mr. Valentim dos Santos Diniz.

         Mr. Joao Paulo Falleiros dos Santos Diniz is a member of our board of directors. Mr. Joao Paulo Diniz began his career with us in 1985. He was an executive officer in charge of our associated companies and our International Division. Mr. Joao Paulo Diniz has a bachelor's degree in Business Administration from Fundacao Getulio Vargas and has attended the London Business School. Mr. Joao Paulo Diniz is the son of Mr. Abilio Diniz.

         Mr. Pedro Paulo Falleiros dos Santos Diniz is a member of our board of directors. Mr. Pedro Paulo Diniz began his career with us in 2003. Mr. Pedro Paulo Diniz is a businessman and the president of PPD Sports. Mr. Pedro Paulo Diniz is the son of Mr. Abilio Diniz.

         Mrs. Ana Maria Falleiros dos Santos Diniz D'Avila is a member of our board of directors. She has a bachelor's degree in Business Administration from Fundacao Armando Alvares Penteado (FAAP) and post-graduate degree in Marketing from Fundacao Getulio Vargas and from FAAP. Mrs. Diniz D'Avila is the daughter of Mr. Abilio Diniz.

         Mr. Fernao Carlos Botelho Bracher is a member of our board of directors. Mr. Bracher was a director of Banco da Bahia S.A. and of Banco Central do Brasil (Central Bank) and was the former Executive Vice-President of Atlantica Companhia Nacional de Seguros and of Banco Brasileiro de Descontos S.A. (Bradesco). Mr. Bracher is also a former Chairman of Banco Central do Brasil and Special Counselor for Brazilian external debt affairs, and former Chairman of Banco BBA Creditanstalt S.A. (BBA). Mr. Bracher has a degree in Law from Universidade de Sao Paulo - USP and has attended Freiburg University and Heidelberg University in Germany.

         Mr. Roberto Teixeira da Costa is a member of our board of directors. Mr. Teixeira da Costa was the first Chairman of the CVM, the Brazilian securities commission. He is the former Investment Vice-President of Banco de Investimentos do Brasil and Uniao de Bancos Brasileiros S.A. (Unibanco). Mr. Teixeira da Costa is a member of the board of directors of many Brazilian companies such as Brasmotor S.A., Solvay do Brasil S.A. and Sao Paulo Alpargatas S.A. He is also the Chairman of the Brazilian chapter of the Counsel of Executives of Latin America and a member of the Permanent Entrepreneurial Committee of the Brazilian Foreign Relations Ministry and of the board of directors of the Fernand Braudel Institute of World Economics. Mr. Teixeira da Costa has a degree in Economics from Faculdade Nacional de Ciencias Economicas da Universidade do Brasil.

         Mr. Mailson Ferreira da Nobrega is a member of our board of directors. Mr. Ferreira da Nobrega was the Finance Minister of Brazil from 1988 to 1990. He was the chief of the Brazilian delegation for the Paris Club in the negotiation of the Brazil/Japan bilateral treaty and a former member of the Committee of the International Finance

Corporation in Washington, D.C. Mr. Ferreira da Nobrega has a degree in Economics from Centro de Ensino Unificado de Brasilia.

         Mr. Gerald Dinu Reiss is a member of our board of directors. Mr. Reiss is a partner in the Brazilian consulting firm Reiss & Castanheira Consultoria e Empreendimentos Industriais. He was the former Planning Manager of Metal Leve S.A. and Executive Vice-President of Cevekol S.A. Mr. Reiss has a degree in Electrical Engineering from Escola Politecnica da Universidade de Sao Paulo - USP and has earned MBA and Ph.D. degrees from the University of California at Berkeley.

         Mr. Augusto Marques da Cruz Filho is a member of our board of directors and our President. He has been employed by us since September 1994. Mr. Marques da Cruz Filho is a former Finance Director of Tintas Coral S.A. of the Bunge Born Group. Mr. Marques da Cruz Filho was also a member of the board of directors of Arafertil ISF - Ipiranga Serrana de Fertilizantes. He has a degree in Economics from Universidade de Sao Paulo - USP.

         Mr. Christian Pierre Couvreux is a member of our board of directors. Mr. Couvreux is the President of the board of directors and Officer-President of the Casino Group. Mr. Couvreux was the President of La Ruche Meridionale in France as well as the Commercial Attache in the French embassies in Norway and Saudi Arabia. He has a master's degree in Business Administration from Hautes Etudes Commerciales - HEC in France and has attended INSEAD.

         Mr. Jose Roberto Mendonca de Barros is a member of our board of directors. Mr. Mendonca de Barros was the Secretary of Economic Policy of the Ministry of Agriculture and Executive Secretary of the Foreign Chamber of Commerce. He is the managing partner at Mendonca de Barros Associados S/C, where he resumed his activities in January 1999. He has a doctoral degree in Economics from the University of Sao Paulo has done post-doctoral work at Yale University.

         Mr. Luiz Carlos Bresser Goncalves Pereira is a member of our board of directors. Mr. Pereira is an economics professor at the Fundacao Getulio Vargas in Sao Paulo and an editor of Revista de Economia Politica (Economic Policy Magazine). He was the Minister of Science and Technology, Minister of Finance, Secretary of the State of Sao Paulo and President of the Bank of Sao Paulo - BANESPA. He is also the author of several books. He has a law degree from the University of Sao Paulo, from where he also has a doctoral degree in Economics. In addition, he has a master's degree in Business Administration from Michigan State University.

         Mr. Pierre Bruno Charles Bouchut is a member of our board of directors. Mr. Bouchut is the Superintendent and a member of the board of directors of the Casino Group. He was a consultant at McKinsey, a Vice President at Bankers Trust in France and a Vice President at Citibank in Paris. He has a degree in Business Administration with a concentration in finance and banking from Etudes Commerciales - HEC and a post-graduate degree in Economics from Paris IX - Dauphine.

         Mrs. Maria Silvia Bastos Marques is a member of our board of directors. Mrs. Marques is a partner in the Brazilian consulting firm MS & CR2 Financas Corporativas. She was the former President of the Instituto Brasileiro de Siderurgia, Officer-Director of Companhia Siderurgica Nacional, Municipal Secretary of Finance of the City of Rio de Janeiro and Director of Banco Nacional de Desenvolvimento Economico e Social - BNDES. Mrs. Marques has a degree in Public Administration from Fundacao Getulio Vargas, where she earned a master's degree and a doctoral degree.

         Mr. Caio Racy Mattar is our Investment and Construction Officer. He previously served as a member of the executive office of Reune Engenharia e Construcoes Ltda. He is also a member of the board of directors of Paramount Lansul S.A. Mr. Mattar has an Engineering degree from Instituto de Engenharia Paulista and has attended the London Business School.

         Mr. Jose Roberto Coimbra Tambasco is our Supermarket Division Officer. Mr. Tambasco, who has worked for us since 1979, has a degree in Business Administration from Fundacao Getulio Vargas.

         Mr. Jean Henri A. Duboc is our Hypermarket Division Officer. He was a former executive officer of TAM and chairman of Carrefour Brazil.

         Mr. Hugo A. Jordao Bethlem is our Commercial Officer. Mr. Bethlem was the Commercial Officer of DiCicco, Jeronimo Martins, Parque Tematico Play Center and Carrefour. Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas - FMU and has a post-graduate degree in Administration from Cornell University.

         Mr. Fernando Queiroz Tracanella is our Investor Relations Officer. Mr. Tracanella has worked at Uniao de Bancos Brasileiros S.A. (Unibanco), Banco Frances e Brasileiro - BFB and Deutsche Bank. Mr. Tracanella holds a degree in Business Administration from Pontificia Universidade Catolica de Sao Paulo - PUC.

         Mr. Cesar Suaki dos Santos is our Supply Chain Officer. Mr. dos Santos previously served as the person-in-charge of one of the business units of Grupo Ultra and was responsible for the acquisition and logistical division of Grupo Martins. Mr. dos Santos has a degree in Engineering from Universidade de Sao Paulo - USP where he earned a master's degree.

         Mrs. Maria Aparecida Fonseca is our Human Resources Officer. Mrs. Fonseca has a degree in Mathematics and a post-graduate degree in Finance from Universidade Sao Judas Tadeu. She also has a post-graduate degree in Human Resources from Universidade Federal de Pernambuco.

         For the year ended December 31, 2002, the aggregate compensation paid in cash to all of our 21 directors and executive officers as a group was approximately US$2.1 million. Other non-cash benefits in 2002 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

         In 1997, we implemented our stock option plan. Under our stock option plan, stock options are awarded to some directors, executive officers and employees as well as to some managers and employees of our affiliates at the discretion of the committee elected by our board of directors. Pursuant to the terms of our stock option plan, the committee authorizes the issuance of options on up to 1,659 million preferred shares. In 1999, our board of directors approved the issuance of an additional 3.4 billion preferred shares to our stock option plan. On March 31, 2000, we issued 305,975 stock options with an exercise price of US$30.69 per 1,000 shares. On April 2, 2001, we issued 361,660 stock options with an exercise price of US$29.65 per 1,000 shares. On March 15, 2002, we issued 412,600 stock options with an exercise price of US$19.96 per 1,000 shares. See note 14(d) to the financial statements included elsewhere in this annual report.

         In addition to managing our stock option plan, the committee is responsible for selecting the manager and employee beneficiaries who are entitled to benefit from the option plan as well as establishing the specific terms and conditions of each option agreement (including the quantity of shares to be acquired) applicable to each of the beneficiaries. The exercise price shall not be lower than 60% of the weighted average market price of our shares on the Sao Paulo Stock Exchange during the four business days preceding the date of the option agreement.

         According to our stock option plan, unless otherwise provided in the option agreement, each beneficiary may exercise up to 50% of his options at the end of three years after the date of signing of the option agreement. The remaining 50% of the options may be exercised at the end of the fifth year, subject to certain restrictions on transfer until the beneficiary's retirement.

6D.      Employees

         Our workforce at December 31, 2002 consisted of 57,898 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our hourly employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

         The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2002:


                                                        At December 31,
                                                        ---------------
                                      2002          2001        2000        1999        1998
                                      ----          ----        ----        ----        ----
Operational......................    47,623        42,599      43,204      34,624      27,598
Administrative...................    10,275         9,461       6,902       5,018       3,745
                                     ------         -----       -----       -----       -----
     Total.......................    57,898        52,060      50,106      39,642      31,343

         In 2002, we were elected one of the 10 best employers in Brazil by Exame, the nation's leading business magazine. The survey, which asked employees for their opinions, demonstrated their satisfaction and pride to be part of our community and considered us an excellent place to work. The result reflects recognition of our perseverance and investment in our employee community.

6E.      Share Ownership

Stock Option Plan

         In 1997, our shareholders approved a compensatory stock option plan for our management and certain employees. Our stock option plan is designed to obtain and retain the services of executives and certain employees. Only options covering preferred shares are granted.

         Our stock option plan is administered by a committee elected by our board of directors. This committee periodically grants share options setting the terms thereof and determining the employees to be included. When share options are exercised, we can issue new shares or transfer treasury shares to the new shareholder. Beginning in 2000, our stock option plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through the exercise date. Our stock option plan stipulates that 50% of the options granted vest and can be exercised at the end of three years and the remaining 50% vest and can be exercised at the end of five years. The exercise term expires after a period of three months after the vesting dates. In 1999, our board of directors approved a new issue of options convertible into an additional 3.4 billion preferred shares to be granted under our stock option plan. On March 31, 2000, we issued 305,975 stock options with an exercise price of US$30.69 per 1,000 shares. On April 2, 2001, we issued 361,660 stock options with an exercise price of US$29.65 per 1,000 shares. On March 15, 2002, we issued 412,600 stock options with an exercise price of US$19.96 per 1,000 shares.



                                                                                         Share options (thousands)
                                                                           ---------------------------------------

                                                                                        2002                 2001
                                                                           ------------------   ------------------
Granted:
    Options outstanding at beginning of year                                       1,424,074            1,653,799
    Options exercised:
       Series 1 - December 7, 2001 - capital increase of US$613                                           (90,600)
       Series 3 - December 7, 2001 - capital increase of US$3,513                                        (500,785)
       Series 3 - April 10, 2002 - capital increase of US$26                         (3,400)
       Series 2 - December 19, 2002 - capital increase of US$684                   (120,900)
       Series 3 - December 19, 2002 - capital increase of US$4                         (700)
    Series 5 (issued April 2, 2001)                                                                       361,660
    Series 6 (issued March 15, 2002)                                                 412,600
                                                                           ------------------   ------------------

Outstanding options granted at end of year                                         1,711,674            1,424,074
                                                                           ==================   ==================


Share options available at end of year for future grants                           2,319,765            2,732,365
                                                                           ==================   ==================



                                                                                                              US$
                                                             -----------------------------------------------------

                                                                         2002              2001              2000
                                                             ----------------- ----------------- -----------------



Range of year-end exercise prices for outstanding
    options at balance sheet date exchange rates
    (US$ per thousand shares)                                     10.69-24.50        5.43-27.58        6.45-30.69

Weighted average grant-date exercise price of
    options (US$ per thousand shares)                                   17.49             17.05             14.74

Weighted average grant-date quoted market price of shares
    (US$ per thousand shares) (based on quoted market value
    at date granted)                                                    21.07             20.82             18.98

Year-end quoted market price of shares at balance
    Sheet exchange rates (based on quoted market
    Value at the end of each year)
    (US$ per thousand shares)                                           15.42             21.33             36.46

Compensation cost recognized for the year ended
    December 31                                                           912             1,853             2,083

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.      Major Shareholders

         The following table sets forth information as of December 31, 2002 with respect to holdings of our capital stock:

                                    Common Shares                Preferred Shares (1)                    Total
                                    -------------                --------------------                    -----
                                Number of                       Number of
                                 Common        Percentage       Preferred      Percentage       Number of   Percentage
       Shareholder               Shares         of Total         Shares         of Total          Shares     of Total
       -----------               ------         --------         ------         --------          ------     --------

PAIC (2)...................    38,334,158,640     60.40%      7,332,819,981      14.75%     45,666,978,621     40.35%
Valentim dos Santos
   Diniz...................     2,280,975,580      3.59                  --         --       2,280,975,580      2.02
Peninsula
   Participacoes Ltda. (3)      6,458,266,960     10.17           7,746,144       0.02       6,466,013,104      5.71
Abilio Diniz...............       253,726,605      0.40                  --         --         253,726,605      0.22
Joao Paulo F. dos Santos
   Diniz...................                10      --            18,900,000       0.04          18,900,010      0.02
Ana Maria F. dos Santos
   Diniz D'Avila...........                10      --            40,500,000       0.08          40,500,010      0.04
Pedro Paulo F. dos Santos
   Diniz...................           360,850      --                    --         --             360,850        --
Lucilia Maria Diniz........       894,094,860      1.41           1,072,391         --         895,167,251      0.79
Casino Group...............    15,218,575,935     23.98      13,622,650,344      27.40      28,841,226,279     25.48
Others (4).................        30,651,949      0.05      28,691,639,174      57.71      28,722,291,123     25.37
                              ---------------    ------      --------------  ---------      --------------  --------

Total......................    63,470,811,399    100.00%     49,715,328,034     100.00%    113,186,139,433    100.00%
                              ===============    =======     ==============   =========    ===============  =========

----------------

(1) In August 1999 and September 2000, we issued the equivalent of R$303 million and R$100 million, respectively, of principal amount of debentures which are convertible into preferred shares. Some of these debentures have already been converted into preferred shares. See "Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources" and note 12 to the financial statements included in this annual report. The authorized share capital (the number of shares up to which the board of directors can issue shares without the approval of a shareholders' meeting) at December 31, 2001 is 150 billion shares. The balance of unissued shares in relation to the authorized share capital relates to unissued common and preferred shares.

(2) Pao de Acucar S.A. Industria e Comercio-PAIC is controlled by Mr. Abilio dos Santos Diniz and Peninsula Participacoes. Other shareholders include Mr. Valentim dos Santos Diniz and Mrs. Lucilia Maria Diniz.

(3) Peninsula Participacoes Ltda. is controlled by Mr. Abilio Diniz and his children. Upon the death of Mr. Abilio Diniz, his children, Ana Maria Falleiros dos Santos Diniz D'Avila, Mr. Joao Paulo Falleiros dos Santos Diniz, Mrs. Adriana Falleiros dos Santos Diniz Abrao and Mr. Pedro Paulo Falleiros dos Santos Diniz, will own and control 99% of Peninsula Participacoes' quotas (ownership units).

(4) Comprises the shares held by the members of our board of directors, except for shares held by Mr. Valentim dos Santos Diniz, Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D'Avila, Mr. Joao Paulo Falleiros dos Santos Diniz and Mr. Pedro Paulo Falleiros dos Santos Diniz.


Subscription Warrants

         In 1999, we issued 12,571,751 common share warrants (the proceeds from which totaled US$181.9 million) and 4,127 preferred share warrants (the proceeds from which totaled US$47,000). Each warrant provides the right to purchase 1,000 shares. The amount paid for the warrants cannot be applied against the purchase price of the future shares to be issued. The exercise price per share under the common share warrants is the greater of (i) R$82.13 per 1,000 shares, adjusted for the higher of the IGP-M (general price index) variation or the variation of the real to the U.S. dollar (price in U.S. dollars equal to US$45.00), or (ii) the average between the variation of the IGP-M or of the real with respect to the U.S. dollar and the trading price of our shares in the five days prior to the exercise. Preferred share warrants are exercisable at R$65.70 per 1,000 shares, adjusted for IGP-M.

         In the two-year period ending August 31, 2003, 6,285,876 common share warrants may be exercised, and the remaining 6,285,875 common share warrants may be exercised between August 31, 2002 and August 31, 2004. The ratio will be adjusted proportionately in the event of any reverse splits, splits or distribution of stock dividends. The preferred and common subscription warrants were acquired by the minority shareholder, the Casino Group.

Shareholder Transactions

         In September 1999, the Casino Group purchased 2,500,000,000 common shares from PAIC and was issued another 12,571,750,000 shares of common stock, representing, in the aggregate, an ownership interest of approximately 24.0% of total common stock.

         The Casino Group also has the right to purchase an aggregate of 2.5 billion common shares from PAIC, Peninsula Participacoes and Abilio dos Santos Diniz at the higher of US$45.00 or the average of the market price and US$45.00 per 1,000 shares. Of these 2.5 billion common shares, the Casino Group may purchase up to 1.25 billion common shares at any time until August 31, 2003 and up to 1.25 billion common shares at any time from August 31, 2002 through August 31, 2004. The Casino Group will be required to purchase a portion of these 2.5 billion common shares if it exercises any of its common share warrants. If the Casino Group exercises all of the common share warrants described above and exercises its right to purchase the additional 2.5 billion common shares, the Casino Group may increase its ownership interest in us to approximately 39.8% of our total issued and outstanding common shares. In 1999, our controlling shareholders also sold 1.5 billion shares of preferred stock to the Casino Group.

         In 1999, our controlling shareholders assigned the right to subscribe the first series of third issue convertible debentures to the minority shareholder, the Casino Group. This first series was comprised of 297,000 debentures convertible into non-voting preferred shares. We issued convertible debentures due on September 1, 2000 and at a nominal value of R$1,000. These debentures were fully subscribed on September 24, 1999, at which time we received proceeds equivalent to US$154.8 million, net of accrued commissions of US$3.4 million. On August 30, 2000, all 297,000 debentures were fully converted by the holders into 5,999,994,000 preferred shares. On October 17, 2000, we issued 100,000 convertible debentures due August 2005, 41,962 of which were subscribed by the Casino Group in November 2000.

Shareholders' Agreement

         Our controlling shareholders, Mr. Abilio dos Santos Diniz, Peninsula Participacoes and PAIC, are party to a shareholders' agreement dated August 9, 1999 with the Casino Group, a copy of which has been filed previously with the Commission.

         Pursuant to this agreement, the Casino Group:

         o is assigned preemptive rights with respect to issuances of convertible debt or preferred stock to achieve a participation of up to a 35.5% ownership interest on a fully diluted basis,

         o has the right to appoint two directors to our board of directors and corresponding alternates,

         o has the right to appoint a person to serve as both a member of our executive committee and a member of our board of executive officers,

         o has the right to veto major corporate decisions, including amendments to the annual investment program; some types of related party transactions; changes to provisions in our by-laws regarding business purpose, capital stock and issuance of securities, corporate governance and dividends; mergers, spin-offs and other corporation reorganizations; and assumption of financial debt or acquisitions of businesses or assets beyond certain thresholds,

         o is subject to limitations on the purchase of shares of preferred stock on the open market,

         o has tag-along rights with respect to offers of shares or convertible securities by our controlling shareholders to third parties, with special price terms in the event of offers resulting in a change of control of our company, and

         o has the right to be assigned the controlling shareholders' preemptive rights with respect to any offer for securities issued by certain of our affiliates.

         Under the shareholders' agreement, the Casino Group has the right to sell its shares (including warrants) under certain circumstances. If our controlling shareholders sell their shares or convertible securities, the Casino Group has the option to sell, totally or partially, its shares and convertible securities to the acquiring party with terms similar to those offered to our controlling shareholders. In addition, if the sale of the shares held by our controlling shareholders results in a change of control, the acquiring party has the option to buy all shares and convertible securities held by the Casino Group.

         Both the Casino Group and our controlling shareholders have the right of first offer with respect to shares or convertible securities to be disposed of by any of the parties under the shareholders' agreement.

         Our controlling shareholders and the Casino Group have also agreed pursuant to the shareholders' agreement not to compete with each other in the food retailing business in Mercosur (Brazil, Argentina, Uruguay and Paraguay) and in Colombia, as long as they remain our shareholders. They also agreed not to engage in the food retailing business in Brazil through any Brazilian retailer other than us, as long as this shareholders' agreement remains in force.

         Except for some provisions governing the transfer of equity interests in us, the shareholders' agreement will terminate and cease to be in effect upon the occurrence of the following events:

         o Mr. Jean-Charles Naouri or his successor ceases to hold majority voting rights in the Casino Group, and

         o the new controlling shareholder of the Casino Group is a competitor of ours whose net sales revenues equal or exceed 20% of ours.

         Alternatively, except for some provisions governing the transfer of equity interests in us, the agreement will terminate upon the occurrence of the following events:

         o the current ownership interest of the controlling shareholder of the Casino Group is diluted to the benefit of a competitor of ours whose net revenues from its operations in Brazil equal or exceed 3% of ours,

         o the ownership interest of that competitor equals 5% or more of the voting rights in the Casino Group, and

         o a shareholders' agreement with that competitor grants full access to information on us or one vacancy in the board of directors of the Casino Group.

         If our equity ownership changes as a result of the events described in the immediately preceding two paragraphs and the net sales of the new shareholder are less than 20% of our net operating sales, or the conditions referred to in the immediately preceding paragraph are not fulfilled, then this new shareholder, together with the Casino Group, our controlling shareholders and us, must, on a best efforts basis, merge or combine the operations of the Brazilian subsidiary owned by the new shareholder with our operations.

         If we do not reach an agreement to merge or combine our operations within six months, the shareholders' agreement will terminate and the parties will use their best efforts to sell the Casino Group's interest in us. If this sale is not effected within one year from the termination of the shareholders' agreement, we will be required to list our common shares on a stock exchange and conduct a public offering of our common shares.

7B.      Related Party Transactions

         From time to time we have entered into transactions with our controlling shareholders and other related parties for the provision of certain services. In the past, we and our shareholders have advanced funds to each other and may do so in the future. If our shareholders advance funds to us, or if we advance funds to our shareholders, the transaction will be conducted on the same terms applied to third parties. The following discussion summarizes certain of the significant agreements and arrangements among us and certain of our affiliates.

Leases

         We currently lease properties from some members of the Diniz family, some of whom are our shareholders. These properties include one store from Mr. Valentim dos Santos Diniz and two stores from Mr. Abilio dos Santos Diniz, who are among our controlling shareholders, six stores from Mr. Arnaldo dos Santos Diniz, five stores from Mrs. Vera Lucia dos Santos Diniz and nine stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, all children of Mr. Valentim dos Santos Diniz. Aggregate payments in 2002 under those leases equaled approximately US$4.6 million. We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm's-length basis.

Related Party Financing

         In 1999, our minority shareholder, the Casino Group, subscribed to convertible debentures issued by us. In August 2000, these debentures were converted into 5,999,994,000 preferred shares. See note 12(ii) to the financial statements. In November 2000, the Casino Group subscribed 41,962 convertible debentures from our fourth issue out of a total of 100,000 convertible debentures. Interest expense related to the debentures was US$2.2 million in 2002, US$1.6 million in 2001 and US$17.8 million in 2000.

7C.      Interests of Experts and Counsel

         Not applicable.

ITEM 8   FINANCIAL INFORMATIO

8A.      Consolidated Financial Statements and Other Financial Information

         See "Item 3A - Key Information - Selected Financial Data" and "Item 19
- Exhibits."

Legal Proceedings

         We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business described below. These include general civil, tax and employee litigation and administrative proceedings.

We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. See note 16 to the financial statements.

         The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:



                                                                                 2002          2001
                                                                          -----------   -----------
                                                                          (millions of U.S. dollars)
Taxes:
    Taxes on revenues and income......................................        $167.1        $148.4
    Tax on bank account transactions and other........................          32.3          28.3
Labor claims and social security......................................          70.3          86.7
                                                                        -------------   -----------
Total accrued liabilities for legal proceedings.......................        $269.7        $263.4
                                                                        =============   ===========

         Taxes on Revenues and Income

         We are questioning the constitutionality of the increase of the tax rate of the PIS and the COFINS taxes, which accrue on revenues, as well as the expansion of their tax basis as of February 1, 1999 because we believe these changes could only be introduced by a law complementary to the Federal Constitution. On September 1999, the lower court issued a ruling in our favor. The federal government appealed the decision and is awaiting a final judgment. At December 31, 2002, we made a provision of US$151.1 million that we believe corresponds to the amount of PIS and COFINS we did not collect, based on the lower court decision, and this provision is monetarily updated.

         In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 10.1% for February 1989. The federal government also appealed the decision and is awaiting a final judgment. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2002, we made a provision of US$12.5 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 10.1% inflationary index for February 1989 and the 70.3% rate. These assessments are supported by our outside legal counsel.

         Tax on Bank Account Transactions

         On June 15, 1999, we filed an injunction seeking protection for non-payment of the Contribuicao Provisoria sobre Movimentacao Financeira, or CPMF, a tax levied on banking account transactions and redemption of financial operations on the grounds that the tax is unconstitutional. We obtained a preliminary order and the lower court issued a decision in our favor on September 10, 1999. Since the federal government appealed the decision, we presented appeals to the Superior Justice Court and to the Supreme Federal Court, all of which are pending judgment. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2002, we made a provision of US$28.5 million that we believe corresponds to the amount of CPMF that the banks did not withhold based on the lower court decision, and this provision is indexed for inflation. Based on an unfavorable decision rendered by the court on February 19, 2003, we filed a request on March 13, 2003 to pay the amount provided on that date in installments, which we intend to pay in 60 monthly installments.

         Labor Claims and Social Security

         We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2002, these lawsuits collectively involved claims equivalent to US$27.8 million. At December 31, 2002, we made a provision of US$3.6 million for labor related loss contingencies, since it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

         We are challenging the constitutionality of some social security contributions, such as the contributions for education allowance (salario educacao) and for worker's compensation insurance (SAT), as well as our right to offset the amount we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not been collecting some of these contributions and/or we have been offsetting overpaid contributions with other social security contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed these decisions and is awaiting a final judgment. Since it is probable that we will not prevail in these lawsuits, as of December 31, 2002, we made a provision of US$66.7 million that we believe corresponds to the amount of the social security contributions we did not collect, based on the preliminary orders, and this provision is monetarily updated.

         Other Tax-Related Matters

         In June 1990, we filed an injunction seeking protection for non-payment of the Brazilian social contribution on profits, which we claimed to be unconstitutional based on the fact that this tax should have been enacted by a complementary law to the Brazilian Constitution. We obtained a favorable decision from the lower court in March 1991. No appeal was presented by the federal government. However, pursuant to Brazilian law, this lawsuit was submitted to mandatory review of the Regional Federal Court, and it confirmed the lower court's decision in February 1992. We do not pay the Brazilian social contribution on profits based on the February 1992 decision. Based on the opinion of our legal counsel, we believe the federal tax authorities have no further legal recourse available to collect this contribution on a retroactive basis. Nevertheless, the federal government may still try to collect the unpaid social contribution on profits or replace the current one by establishing a new social contribution on profits.

Dividend Policy and Dividends

         General

         Pursuant to the new Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation's net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to that established pursuant to the new Brazilian corporate law. Currently, the new Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the adjusted net profits, i.e. 25% of the net profits decreased or increased by
(a) any amounts attributable to the legal reserve, (b) any amounts attributable to the contingency reserve and (c) any amounts attributable to the reserves of retained earnings, as more fully described below. In accordance with the new Brazilian corporate law, a Brazilian corporation is required to maintain a legal reserve, to which it must allocate a minimum of 5% of its net profits for each fiscal year until such reserve reaches an amount equal to 20% of its capital stock (calculated in accordance with the new Brazilian corporate law). In addition to deducting amounts for the legal reserve, under the new Brazilian corporate law, net profits may also be adjusted by deducting amounts allocated to two other reserves. One is a contingency reserve against future losses. The other is a reserve for specified categories of earnings that are required to be recognized currently, but will be realized in subsequent periods. Those reserves are not mandatory and may only be established if they are proposed by the board of directors or board of executive officers at a shareholders' meeting and a resolution creating those reserves is adopted at that shareholders' meeting. Accordingly, under our by-laws, the mandatory dividend has been fixed at an amount equivalent to not less than 25% of the adjusted net profits.

         Pursuant to the new Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of dividends from other funds legally available therefor. See "Item 10B
- Additional Information - Memorandum and Articles of Association - Allocation of Net Profits and Distribution of Dividends - Distribution of Dividends." In addition, any payment of interim dividends or payments of interest on equity charges will be netted against the amount of the mandatory dividend for that fiscal year. Under the new Brazilian corporate law, if the board of directors of a Brazilian company determines prior to the annual shareholders' meeting that payment of the mandatory dividend for the preceding fiscal year would be incompatible in view of that company's financial condition, the company would not be required to pay the mandatory dividend. This determination must be reviewed by the fiscal committee, if any, and reported to the CVM. The amount of mandatory dividends not distributed as a consequence of the Brazilian corporation's financial condition will be registered on a special account and, if not netted against future losses, in subsequent years, will be distributed as mandatory dividend as soon as the corporation's financial condition so permits.

         In addition, the new Brazilian corporate law establishes that the holders of the preferred shares will be entitled to priority in receiving a fixed or minimum annual preferred dividend and/or reimbursement of capital, with or without a premium. Accordingly, under our by-laws, the preferred shares are entitled to: (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, (ii) priority in reimbursement of capital, without premium, in case of liquidation, (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings and (iv) receipt of the mandatory dividend after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares. However, upon the first issuance of new preferred shares that occurs after the date of approval of our new by-laws on February 28, 2003, holders of the preferred shares will be entitled to the same advantages and preferences as established above, except that, in respect of item (iv), holders of preferred shares will be entitled to participate in the mandatory dividend that will be distributed for the common shares and the preferred shares so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares. This new dividend will apply to all of our preferred shares, including existing preferred shares and newly issued preferred shares. In addition, pursuant to the new Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares is not paid for a period of three consecutive years, which voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares.

         Consequently, under our by-laws, to the extent funds are available therefor, dividends and/or interest on equity are paid in the following order:
(i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.15 per 1,000 preferred shares and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares, dividends in respect of the preferred shares and our common shares in equal amounts per share up to (or, if determined by the shareholders, in excess of) the mandatory dividend and, upon the first issuance of new preferred shares that occurs after the date of approval of our new by-laws on February 28, 2003, dividends so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, as described above, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition. We are authorized, but not required, to distribute a greater amount of dividends.

         Pursuant to the new Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders' meeting by April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the board of directors. Under the new Brazilian corporate law, dividends generally are required to be paid to the holder of record on the date of the annual shareholders' meeting at which the dividend was declared, within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Brazilian company has no liability for such payment. Brazilian companies are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

         Payments of cash distributions by us on preferred shares underlying the ADSs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert these proceeds into U.S. dollars and will cause these U.S. dollars to be delivered to the depositary for distribution to you. Dividends paid to shareholders, including holders of the ADSs, are currently not subject to Brazilian withholding tax. See "Item 10E - Additional Information - Taxation - Brazilian Tax Considerations."

         Dividend Policy and History of Dividend Payments

         The following table sets forth the distributions paid to holders of our common shares and preferred shares since 1998:


                                                                                                  Total amount in
                                                                         R$ per 1,000 shares       dividends and
                                                                             (common and         interest on equity
         Period                Description         First payment date         preferred)          (in R$ millions)
----------------------    --------------------    -------------------   ----------------------  --------------------

1998..................    Dividends and             June 25, 1999              0.5000                  39.0
                          interest on equity
1999..................    Dividends                 June 9, 2000               0.1880 (1)              15.9
2000..................    Dividends and             June 2001                  1.8161                 195.0
                          interest on equity
2001..................    Dividends                 June 2002                  0.5375                  60.8
2002..................    Dividends                 June 2003 (2)              0.5252                  59.4

---------------

(1) Each 1,000 shares newly issued to the Casino Group during the year were entitled to receive R$0.05469.
(2) The proposed dividend was approved at the annual shareholders' meeting on April 30, 2003. According to Brazilian corporate law, we must pay declared dividends within 60 days after the approval.

         Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See "Item 10E - Additional Information - Taxation - Brazilian Tax Considerations - Registered Capital." The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the registrar for the preferred shares underlying the ADSs. The current registrar is Banco Itau S.A.

         Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on equity attributable to shareholders into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted. See "Item 3A - Key Information - Selected Financial Data - Exchange Rates." Dividends and interest on equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are exempt from Brazilian withholding tax in respect to profits accrued as of January 1, 1996. See "Item 10E - Additional Information - Taxation - Brazilian Tax Considerations."

8B.      Significant Changes

         We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9   THE OFFER AND LISTING

9A.      Offer and Listing Details

         Our preferred shares are traded on the Sao Paulo Stock Exchange - BOVESPA under the trading symbol PCAR4. Our preferred shares in the form of American depositary shares, or ADSs, also trade on the New York Stock Exchange under the trading symbol "CBD" and on the Luxembourg Stock Exchange. We became a U.S. registered company listed on the New York Stock Exchange in May 1997.

         Each ADS represents 1,000 preferred shares, without par value. The ADSs are evidenced by American depositary receipts, or ADRs, issued by The Bank of New York, as depositary.

         At December 31, 2002, there were:

         o an aggregate of 49,715,328,034 preferred shares issued and outstanding and 63,470,811,399 common shares issued and outstanding, and

         o 18,178,522,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 36.6% of the total of preferred shares outstanding.

         The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the Sao Paulo Stock Exchange, in reais and U.S. dollars:


Calendar Period                                       High        Low       High       Low
---------------                                       ----        ---       ----       ---

                                                        R$ per 1,000            US$ per 1,000     R$ Average Daily
                                                      Preferred Shares     Preferred Shares(1)     Trading Volume
                                                      ----------------     -------------------     --------------

1998..............................................      30.80       9.52     26.62       8.03         692,273
1999..............................................      64.00      14.00     35.77       8.13       1,651,607
2000..............................................      73.30      50.50     37.49      25.83       2,535,200
2001:
   1st quarter....................................      75.43      60.54     34.89      28.01       2,143,225
   2nd quarter....................................      66.49      51.51     28.85      22.35       3,029,225
   3rd quarter....................................      55.00      33.25     20.59      12.45       1,540,501
   4th quarter....................................      51.50      34.00     22.19      14.65       2,740,376
2002:
   1st quarter....................................      56.00      48.51     24.75      20.88       1,823,999
   2nd quarter....................................      56.70      46.60     19.93      16.38       1,652,448
   3rd quarter....................................      53.00      40.00     13.61      10.27       1,955,149
   4th quarter....................................      60.00      44.62     16.98      12.63       1,718,373
2003:
   1st quarter....................................      55.20      40.00     16.46      11.93       1,177,199


Share prices for the most recent six months are as follows:


December 2002.....................................      58.00      52.60     16.42     14.89        1,803,633
January 2003......................................      55.20      49.70     15.66     14.10        1,584,021
February 2003.....................................      50.10      43.40     14.06     12.18          678,390
March 2003........................................      46.70      40.00     13.93     11.93        1,231,204
April 2003........................................      44.99      41.02     15.57     14.19        2,366,377
May 2003..........................................      48.50      44.38     16.35     14.96        2,269,339

--------------

(1) Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. There was a significant devaluation of the Brazilian real as from mid-January 1999, and another devaluation in early 2001 and 2002. See "Item 3A - Key Information - Selected Financial Data - Exchange Rates."

         On June 13, 2003, the closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$45.25 per 1,000 preferred shares, equivalent to US$15.84 per ADS translated at the exchange rate of R$2.8570 per US$1.00, the commercial market rate on such date.

         The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais:



Calendar Period                          High           Low          High         Low
---------------                          ----           ---          ----         ---

                                                                                          US$ Average Daily







                                              US$ ADSs                    R$ ADSs          Trading Volume
                                        ---------------------      --------------------    --------------

1998...............................      27.00          8.00        31.71         9.48        1,524,131
1999...............................      35.00          9.31        62.62        16.03        2,292,423
2000...............................      39.31         27.63        76.87        54.03        3,616,927
2001:
   1st quarter.....................      38.88         28.10        84.03        60.74        5,427,758
   2nd quarter.....................      31.20         21.10        71.91        48.63        4,671,256
   3rd quarter.....................      23.08         12.50        61.65        33.39        2,410,710
   4th quarter.....................      22.00         12.71        51.05        29.49        2,521,992
2002:
   1st quarter.....................      24.67         19.60        57.32        45.54        1,904,674
   2nd quarter.....................      25.05         16.60        71.25        47.22        1,967,985
   3rd quarter.....................      18.20         11.84        70.89        46.12        1,825,255
   4th quarter.....................      16.80         11.48        59.36        40.56        1,635,857
2003:
   1st quarter..................        16.25          11.44        54.49        38.36        1,264,833

Share prices for the most recent six months are as follows:

December 2002......................      15.80         14.15        55.83        50.00        1,403,419
January 2003.......................      16.25         14.15        57.29        49.89        1,700,904
February 2003......................      14.23         12.10        50.70        43.11        1,028,015
March 2003.........................      13.78         11.44        46.21        38.36        1,043,026
April 2003.........................      14.63         13.04        42.28        37.68        1,899,782
May 2003...........................      16.46         14.35        48.81        42.56        2,964,545


9B.      Plan of Distribution

         Not applicable.

9C.      Markets

Trading on the Brazilian Stock Exchanges

         On January 27, 2000, the Sao Paulo Stock Exchange, the Rio Stock Exchange and their respective affiliated clearinghouses entered into a memorandum of understanding relating to a restructuring of each of their trading systems, clearinghouse services and corporate structures to establish a single, national stock exchange under the management of the Sao Paulo Stock Exchange. The memorandum of understanding also describes changes in the corporate organization of the Sao Paulo Stock Exchange designed to facilitate access to membership by brokers in the Rio Stock Exchange. On April 28, 2000, the Rio Stock Exchange ceased to operate. The Sao Paulo Stock Exchange has entered into similar memoranda of understanding with several other regional exchanges.

         Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao de Custodia, or CBLC, which is wholly owned by that exchange.

         At April 30, 2003, the aggregate market capitalization of the 391 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately US$156 billion and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 46% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

         Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

         The Brazilian securities markets are regulated by the CVM, the Brazilian securities commission, which has authority over stock exchanges and the securities markets generally, the Conselho Monetario National-CMN, the national monetary council, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

         Under the new Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada. All public companies are registered with the CVM, and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on a Brazilian stock exchange, a company must apply for registration with the CVM and with a stock exchange. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may, under certain circumstances, be traded on all other Brazilian stock exchanges.

         Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

         The Brazilian securities law, the new Brazilian corporate law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

9D.      Selling Shareholders

         Not applicable.

9E.      Dilution

         Not applicable.

9F.      Expenses of the Issue

         Not applicable.

ITEM 10           ADDITIONAL INFORMATION

10A.     Share Capital

         Our share capital as of December 31, 2002 is R$2,749.8 million, represented by 113,186,139,433 shares, of which 63,470,811,399 are common shares (acoes ordinarias) and 49,715,328,034 are preferred shares (acoes preferenciais), all nominatives and without par value. We are authorized to increase our capital upon the decision of our board of directors, without the need to amend our by-laws, up to 150,000,000,000 shares, limited to 69,712,996,269 preferred shares and 80,287,003,731 common shares. There are no other classes or series of preferred shares outstanding. Under Brazilian legislation, the number of preferred non-voting or restricted voting shares outstanding of public companies existing on March 1, 2002 may not exceed two thirds of the total number of outstanding shares (except if public companies elect to be subject to a rule restricting the number of preferred non-voting or restricted voting shares to one-half of the total number of outstanding shares). Currently, approximately

43.9% of our outstanding shares are preferred shares. See "Item 10B - Memorandum and Articles of Association - Other Changes Implemented Under the New Brazilian Corporate Law" for a description of other changes.

10B.     Memorandum and Articles of Association

         Set forth below is a brief summary of certain significant provisions of our by-laws and new Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the Commission) and to the new Brazilian corporate law.

Objects and Purposes

         We are a publicly held corporation with principal place of business and jurisdiction in the City of Sao Paulo, Brazil, governed mainly by Brazilian laws (including the new Brazilian corporate law), CVM regulations and our by-laws.

         Our main business purpose is to sell manufactured, semi-manufactured and natural products of both national and foreign origin, of any and all kind and description, nature or quality, provided that they are not forbidden by law. We may also engage in other activities set forth in article 2 of our by-laws.

Preferred Shares and Common Shares

         General

         Pursuant to the new Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

         Pursuant to the new Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to (i) priority in the receipt of fixed or minimum dividend, (ii) priority in the reimbursement of capital, with or without premium, and (iii) cumulative preferences and advantages established in items (i) and (ii). Furthermore, the preferred shares will only be admitted for trading on the Brazilian stock exchanges if they are entitled to at least one of the following preferences: (i) right to participate in the distribution of the mandatory dividend of 25% of net profits decreased or increased by (a) any amounts attributable to the legal reserve, (b) any amounts attributable to the contingency reserve and (c) any amounts attributable to the reserves of retained earnings, pursuant to the following criteria: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' book value, and (b) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in (a) above, (ii) right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares, or (iii) tag-along right of at least 80% of the price paid to the controlling shareholder in case of transfer of control.

         In this sense, our by-laws sets forth that the preferred shares are entitled to the following advantaged and preferences:

         (a) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.15 per lot of 1,000 preferred shares;

         (b) priority in the reimbursement of capital, without premium, in the event of our liquidation; and

         (c) participation, under equal conditions, with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings; and

         (d) receipt of the mandatory dividend after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares.

         However, in order to adjust to the new Brazilian corporate law, we had to alter the rights of our preferred shares until March 1, 2003. In order to comply with this provision, we approved at the general meeting of our shareholders on February 28, 2003, that, upon the first issuance of new preferred shares that occurs after the date of approval of our new by-laws on February 28, 2003, holders of the preferred shares will be entitled to the same advantages and preferences as established under items (a) through (d) above, except that, in respect of item (d), holders of preferred shares will be entitled to participate in the mandatory dividend that will be distributed for the common shares and the preferred shares so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares. This new dividend will apply to all of our preferred shares, including existing preferred shares and newly issued preferred shares.

         Under the new Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights. See "- Other Changes Implemented Under the New Brazilian Corporate Law" for a description of other changes.

Allocation of Net Profits and Distribution of Dividends

         Allocation of Net Profits

         The allocation of our net profits is proposed by our management and is subject to approval by our shareholders at a general shareholders' meeting. The discretion of our management and our shareholders to determine the allocation of our net profits, however, is limited by certain rules that determine whether such net profits should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

         Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits. Adjusted net profits is net profits following the addition or subtraction of:

         o amounts allocated to the formation of a legal reserve account, and

         o amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

         The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

         If our board of directors determines prior to a general shareholders' meeting that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders' meeting whether or not to make that distribution. If our shareholders decide at the shareholders' meeting not to make that distribution, the fiscal committee, if it is convened, must issue an opinion on the recommendation of the board of directors, and our management must report to the CVM within five days from the date of the shareholders' meeting that approved it.

         Legal reserve account. We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. The allocation of a portion of the net profits to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders' meeting and may be transferred to our capital account or used to offset accumulated losses. The legal reserve account is not available for the payment of dividends.

         Discretionary reserve accounts. We are permitted to provide for the allocation of part of our net profits to discretionary reserve accounts set forth in our by-laws. Currently, our by-laws provide for an expansion reserve which shall be made of up to 100% of the net profits after (i) the allocations to the legal reserve, (ii) the amounts allocated to contingency reserves and/or unrealized income reserve account, and (iii) the payment of the mandatory dividend. The total amount of this reserve may not exceed the amount corresponding to our share capital. Our shareholders may amend our by-laws in order to establish one or more other discretionary reserves. The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

         Contingency reserve account. A portion of our net profits may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

         Retention of our net profits based on a capital expenditure budget. A portion of our net profits may be retained for discretionary appropriations for capital expenditure projects, the amount of which is based on a capital expenditure budget previously presented by our management and approved by our shareholders. If a project relating to this approved capital expenditure budget has a term exceeding one year, the budget relating to the project must be submitted to the general shareholders' meeting each fiscal year until the relevant investment is completed. The allocation of our net profits to discretionary reserve accounts and to investment project reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

         Unrealized income reserve account. The portion of the mandatory dividends that exceeds the net profits actually realized in that year may be allocated to the unrealized income reserve account. Unrealized income is that resulting from the equity pick up result and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year.

         The unrealized income reserve account must be used first to offset accrued losses and the remaining portion must be used for the payment of mandatory dividends.

         The balance of the profits reserve accounts, except for the contingency reserve account and unrealized income reserve account, may not exceed the share capital. If this happens, a shareholders' meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

         Distribution of Dividends

         Under the new Brazilian corporate law and our by-laws, we may pay dividends only from:

         o our net profits earned in a given fiscal year - that is, our after-tax income reduced by:

              o    our losses carried forward from prior fiscal years, and

              o distributions to holders of founders' shares and to managers pursuant to profit-sharing arrangements (the latter two, participacoes estatutarias). Our by-laws authorize a profit sharing plan for management and employees as well as a stock option plan. The amount to be paid is set by our board of directors and must not exceed an amount equal to 15% of after-tax income, net of accumulated losses in any fiscal year. Under Brazilian corporate law, this profit sharing may only be paid to management with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

         o our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

         o our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, "profit reserves" means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders' resolution or unrealized income reserve account, not including any legal reserve account.

         Under our by-laws, our preferred shares are entitled to a minimum non-cumulative annual preferred dividend of R$0.15 per 1,000 shares, as described above. The minimum non-cumulative annual preferred dividend of R$0.15 per 1,000 shares must be paid in each fiscal year in which there are amounts to be distributed. The minimum non-cumulative annual preferred dividend of R$0.15 per 1,000 shares is accounted for as a portion of the mandatory dividends. The possibility of not paying the mandatory dividends is based on our financial condition (see "- Mandatory Dividends"). Consequently, under our by-laws, to the extent funds are available therefor, dividends and/or interest on equity are to be paid in the following order: (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.15 per 1,000 preferred shares and (ii) after common shares are assured the dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares, dividends in respect of the preferred shares and our common shares in equal amounts per share up to (or, if determined by the shareholders, in excess of) the mandatory dividend and, upon the first issuance of new preferred shares that occur after the date of approval of our new by-laws on February 28, 2003, dividends so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, as described above, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition. We are authorized, but not required, to distribute a greater amount of dividends.

         Dividends are generally to be declared at general shareholders' meetings in accordance with the recommendation of the board of directors. Our board of directors may declare interim dividends out of the accrued profits recorded in our financial statements most recently approved by our shareholders or out of the accrued profits of the first six months of the fiscal year in which the declaration of dividends will be made. Further, we may pay dividends out of the net profits accounted for in our quarterly financial statements. These quarterly interim dividends may not be greater than the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year the interim dividends were paid.

         Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see "Item 10E - Taxation -Brazilian Tax Considerations."

         Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record on the declaration date, unless a shareholders' resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared.

         A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares, after which we have no liability for such payment. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

         Our calculation of "net profits" and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the financial statements.

         Other Matters Relating to Our Shares

         Our by-laws do not provide for the conversion of preferred shares into common shares. In addition, the preferred shares have priority in reimbursement of capital in the event of our liquidation and there are no redemption provisions associated with the preferred shares. In accordance with our by-laws, our shareholders may at any time convert shares from common into preferred, provided that they are paid up and that the limit of two-thirds mentioned above (see "- Preferred Shares and Common Shares - General") be observed. Requests for conversion shall be submitted in writing to our executive board and, after being accepted, shall be ratified at the next general meeting that is held.

Interest on Shareholders' Equity

         We are allowed to pay interest on net worth as an alternative form of payment to shareholders. This interest is limited to the daily pro rata variation of the TJLP, the Brazilian long-term interest rate, and the expense referred to this distribution cannot exceed, for tax purposes, the greater of
(i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year in respect of which the payment is made or (ii) 50% of the sum of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made. Distribution of interest on net worth may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of

15%. See "Item 10E - Taxation - Brazilian Tax Considerations - Interest Attributed to Shareholders' Equity." The amount paid to shareholders as interest on net worth, net of any withholding tax, may be included as part of the mandatory distribution. We are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory distribution. To the extent we distribute interest on net worth in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

Voting Rights

         Each common share entitles the holder thereof to one vote at meetings of our shareholders. Preferred shares do not entitle the holder to vote.

         The new Brazilian corporate law provides that non-voting or restricted voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company's constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Our by-laws do not set forth any such shorter period.

         Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of holders of a majority of the outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares. This meeting would be called by publication of a notice on at least three occasions in the Diario Oficial do Estado de Sao Paulo, as well as in a newspaper of wide circulation in Sao Paulo, our principal place of business, at least 15 days prior to the meeting but would not generally require any other form of notice. We have designated Folha de Sao Paulo for this purpose.

         In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

Shareholders' Meetings

         Under the new Brazilian corporate law, at a general meeting of shareholders, or a general meeting, convened and held in accordance with such law and our by-laws, the shareholders are empowered to decide all matters relating to our business purposes and to pass such resolutions as they deem necessary for our protection and our well-being.

         Pursuant to the new Brazilian corporate law, shareholders voting at a general meeting have the power, among others, to:

         o    defining our directives and overall objectives,

         o    amend our by-laws,

         o elect or dismiss members of our board of directors (and members of the fiscal committee) at any time,

         o receive the yearly accounts by management and accept or reject management's financial statements, including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts,

         o    suspend the rights of a shareholder,

         o accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock,

         o pass resolutions to reorganize the legal form of, merge, consolidate or split our company, to dissolve and liquidate our company, to elect and dismiss our liquidators and to examine their accounts, and

         o authorize management to declare our company insolvent and to request a concordata (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

         In addition, our by-laws also establish that a general meeting of our shareholders shall have the following duties:

         o    to approve or alter the annual investment plan,

         o to resolve the ratification, within 15 days of the date of execution of the respective agreements, of the purchase, sale and encumbrance of business or fixed assets, when the individual value or the aggregate annual value exceeds (i) 5% of our shareholders' equity or an aggregate value of (ii) US$100 million, provided that the lesser of (i) and (ii) will prevail,

         o to enter into and amend any agreement or contract directly or indirectly between our company and/or our affiliates and any of our controlling shareholders or their relatives or connections or any of their controlling or affiliate companies, except in the event of inter-company loans, which will be contracted on an arm's-length basis,

         o to resolve any cancellation of listing of our shares for trading on a stock exchange or requests for new listings, and

         o    to resolve any change in our dividend distribution policy.

Preemptive Rights on Increase in Preferred Share Capital

         Under the Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option program. A shareholder has a general preemptive right to subscribe for debentures convertible into shares of our company. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. However, our board of directors is authorized to eliminate preemptive rights with respect to the issuance of new preferred shares up to the limit of the authorized share capital, provided that the distribution of such shares is effected (i) through a stock exchange or in a public offering or (ii) through an exchange of shares in a public offering, the purpose of which is to acquire control of another company. In this case, we may entitle shareholders with a priority right to subscribe shares during a term we determine.

         In the event of a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us. For risks associated with preemptive rights, see "Item 3D - Key Information - Risk Factors."

Withdrawal Rights

         Neither the common shares nor the preferred shares are redeemable. A dissenting or abstaining shareholder under Brazilian law may seek withdrawal following a decision made at a shareholders' meeting by shareholders representing at least 50% of the voting shares (i) to create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws, (ii) to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares, (iii) to reduce the mandatory distribution of dividends, (iv) to change our corporate purposes, (v) to transfer all of the shares to another company in order to make us a wholly owned subsidiary of such company or vice versa (incorporacao de acoes), (vi) to acquire another company, the price of which exceeds certain limits set forth in the Brazilian corporate law, (vii) to merge into another company, including if we are merged into one of our controlling companies, or are consolidated with another company, (viii) to participate in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein, (ix) to approve a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies, or
(x) in the event that the entity resulting from (a) an "incorporacao de acoes" as described above, (b) a spin-off, (c) a merger or (d) a consolidation of a Brazilian publicly listed company fails to become a Brazilian publicly listed company within 120 days of the general shareholders' meeting in which such decision was taken. The actions resulting from items (i) through (v) and items
(vii) through (x) give the dissenting shareholder the right to withdraw. The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders' meeting unless, in items (i) and (ii) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the date the minutes of the special meeting are published. In any event, we are entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of the 30-day term mentioned above if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

         In addition, the rights of withdrawal in items (vii) and (viii) above may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are part of the Bovespa Index, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

         Our preferred shares may be withdrawn at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders' meeting giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within sixty days of such shareholders' meeting.

Form and Transfer of Shares

         Our preferred shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book-entry form services with Banco Itau S.A., or the registrar, which performs all the services of safekeeping and transfer of our shares and related services.

         Transfer of shares by a foreign investor is made in the same way and is requested by the investor's local agent on the investor's behalf. If the original investment is registered with the Central Bank pursuant to Resolution 2,689, the foreign investor should also seek an amendment, if necessary, through its local agent, of the relevant registration with the Central Bank to reflect the new ownership.

         The Sao Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Other Changes Implemented Under the New Brazilian Corporate Law

         Besides the changes already described in this annual report, Law No. 10,303, which amended the Brazilian corporate law and current regulations, provides for the following changes:

         o upon a sale of control, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

         o if provided for in the by-laws, disputes among our shareholders will be subject to arbitration. Our by-laws currently do not provide for arbitration;

         o upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares on September 4, 2000, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

         o minority shareholders that hold either (i) preferred shares representing at least 10% of our total share capital, or (ii) common shares representing at least 15% of our voting capital, have the right to appoint one member and an alternate to our board of directors. If no common or preferred shareholder meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names drawn up by the controlling shareholder;

         o members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholder;

         o our controlling shareholders, the shareholders that elect members to our board of directors and to the fiscal committee, the members of our board of directors and fiscal committee and our executive officers will be required to disclose any purchase or sale of our shares to the CVM and to the Sao Paulo Stock Exchange; and

         o the chairman of any shareholders' or board of directors' meeting shall disregard any vote that is rendered against provisions of any shareholders' agreement if that shareholders' agreement has been duly filed with us.

         We have amended our by-laws to meet certain mandatory provisions of the new Brazilian corporate law.

10C.     Material Contracts

         Other than the shareholders' agreement between our controlling shareholders and the Casino Group described under "Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders - Shareholders' Agreement," we have not entered into any material contracts outside the normal course of our business.

10D.     Exchange Controls

         The ownership of preferred or common shares by individuals or legal entities domiciled outside Brazil is subject to restrictions established in the Brazilian Constitution.

         The right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration before the Central Bank.

         Resolution No. 1,927 of the CMN, which is the restated and amended Annex V to Resolution No. 1,289 of the CMN, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we received final approval before the offering of the preferred shares underlying the ADSs in May 1997.

         An electronic registration, which replaced the amended certificate of registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

         This electronic registration was carried on through the Sistema do Banco Central-SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary's electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of January 26, 2000, or Resolution 2,689, of CMN, the national monetary council, by a duly registered investor or, if not a registered investor under Resolution 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See "Item 10E - Taxation - Brazilian Tax Considerations."

         Under Resolution 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

         Pursuant to Resolution 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

         o appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment,

         o    complete the appropriate foreign investor registration form,

         o register as a foreign investor with the CVM, the Brazilian securities commission, and

         o    register the foreign investment with the Central Bank.

         Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

         Investors under Resolution 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See "Item l0E - Taxation - Brazilian Tax Considerations."

10E.     Taxation

         This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder. In particular, this summary deals only with holders that will hold preferred shares or ADSs as capital assets, and does not address the tax treatment of holders that may be subject to special tax rules, including, but not limited to, banks, insurance companies, dealers in securities, persons that will hold, for tax purposes, preferred shares or ADSs as a position in a "straddle" or "conversion transaction," U.S. persons that have a "functional currency" other than the U.S. dollar and persons that own or are treated as owning 10% or more of our voting shares. Investors in and holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences to them of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or other national tax laws.

         This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change (possibly with retroactive effect) and differing interpretations. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of May 28, 1997, among us, the depositary and the Owners from time to time of American Depositary Receipts, and any related documents, will be performed in accordance with its terms.

         Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how such a treaty would affect a U.S. holder of preferred shares or ADSs.

Brazilian Tax Considerations

         The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

         A holder of ADSs may withdraw them in exchange for preferred shares in Brazil. The investment may be registered under Resolution 2,689, of January 26, 2000, of the National Monetary Council.

         Pursuant to Resolution 2,689, a foreign investor must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment, (2) complete the appropriate foreign investor registration form, (3) register as a foreign investor with the CVM, and (4) register the foreign investment with the Central Bank.

         Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

         Registered Capital

         The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The Registered Capital for each preferred share purchased in the form of an ADS, or purchased in Brazil after the date hereof, and deposited with the depositary will be equal to its purchase price (in U.S. dollars). The Registered Capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

         A non-Brazilian holder of preferred shares may experience delays in effecting such registration which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

         Taxation of Dividends

         As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

         Taxation of Gains

         Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

         The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. Upon receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in "- Registered Capital." However, if this non-Brazilian holder does not register under Resolution 2,689, it will be subject to the less favorable tax treatment described below.

         Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad to persons who are not resident in Brazil or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. However, Resolution 2,689 prevents sales of preferred shares outside Brazil. Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that occur in Brazil to or with a resident of Brazil, off of Brazilian stock, future and commodities exchanges. In the case of gains obtained on Brazilian stock, future and commodities exchanges, the general applicable rate is 20%, except as described below. Non-Brazilian holders are subject to income tax currently at a rate of 20% on gains realized on sales in Brazil of preferred shares that occur on the Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a "tax haven" (as described below) and: (1) such sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In the two latter cases, the gains realized are exempt from income tax. Under the same circumstances, such exemption is also applicable to transactions performed on Brazilian stock, future and commodities exchanges. Such "gain realized" arising from transactions on the Brazilian stock exchanges is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on a Brazilian stock exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in reais; there are grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil's tax treaties do not apply to the tax on gains realized on sales or exchange of preferred shares.

         Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by a holder of preferred shares or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

         Interest Attributed to Shareholders' Equity

         Distribution of an interest on equity charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-

Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder's account and approved at our general meeting of shareholders. To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on capital, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest attributed to shareholders' equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

         Beneficiaries Resident or Domiciled in Tax Havens or Low Tax
Jurisdiction

         Law 9779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered as a "tax haven" is subject to income tax withholding at a rate of 25%. "Tax havens" are considered to be places which do not impose any income tax or which impose such tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions to disclosure the shareholding composition or the ownership of the investment. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a "tax haven," the income tax rate applicable will be 25% instead of 15%. Capital gains (for "gains realized") are not subject to this 25% tax, even if the beneficiary is resident in a tax haven.

         Other Brazilian Taxes

         There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil within such states to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs.

         Tax on Bank Account Transactions (CPMF)

         As a general rule, CPMF is imposed on debits to bank accounts. Therefore, transactions by the depositary or by holders of preferred shares which involve the transfer of Brazilian currency through Brazilian financial institutions shall be subject to a financial transactions tax, the CPMF tax. The CPMF tax is generally imposed on bank account debits, at a current rate of 0.38%, despite the fact that, for some cases, transactions involving foreign investors may be exempt from CPMF The current rate is defined to be charged until December 31, 2003 and as of January 1, 2004, the applicable rate shall be 0.08% Although the CPMF tax is set to expire on December, 2004, the Government is discussing the possibility of extending this period or converting this tax into a permanent tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

         Taxation of Foreign Exchange Transactions (IOF/Cambio)

         Pursuant to Decree 2,219 of May 2, 1997, IOF/Cambio may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the rate of IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

         Tax on Bonds and Securities Transactions (IOF/Titulos)

         Law 8,894/1994 created the Tax on Bonds and Securities Transactions, the IOF/Titulos, which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

U.S. Federal Income Tax Considerations

         The following discussion summarizes the principal U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative pronouncements of the Internal Revenue Service and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

         As used below, a "U.S. holder" is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

         (i)   a citizen or resident alien individual of the United States;

         (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

         (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or

          (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

         If a partnership or other entity taxable as a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their tax advisors.

         In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

         Taxation of Distributions

         In general, distributions with respect to the preferred shares or the ADSs (which likely would include distributions of interest on equity charges attributed to shareholders' equity, as described above under "- Brazilian Tax Considerations - Interest Attributed to Shareholders' Equity") will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

         The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. However, pursuant to recently enacted legislation, dividends in respect of our preferred shares or ADSs paid to certain U.S. holders (including individuals) may qualify for preferential rates of U.S. federal income tax. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any

Brazilian currency received by the U.S. holder or the depositary is not converted into U.S. dollars on the date of receipt.

         Dividends paid by us generally will constitute passive (or possibly, financial services) income from non-U.S. sources for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or at a U.S. holder's election, all foreign income taxes paid may instead be deducted in computing such holder's taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax pursuant to recently enacted legislation. U.S. holders should be aware that the U.S. Internal Revenue Service ("IRS") has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

         Taxation of Capital Gains

         Deposits and withdrawals of preferred shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such holder's adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

         Passive Foreign Investment Company Rules

         Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a passive foreign investment company ("PFIC") for our current fiscal year or for future fiscal years. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences. U.S. holders should consult their own tax advisors.

         U.S. Backup Withholding and Information Reporting

         A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against a U.S. holder's U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

10F.     Dividends and Paying Agents

         Not applicable.

10G.     Statement by Experts

         Not applicable.

10H.     Documents on Display

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

         We also file financial statements and other periodic reports with the CVM.

         Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at: Avenida Brigadeiro Luiz Antonio, no. 3,142, CEP 01402-901, Sao Paulo, SP, Brazil.

10I.     Subsidiary Information

         Not required.

ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

         We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rate, such as foreign currency exchange rates and interest rates. See notes 2(r) and 15 to our financial statements for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk management.

         We use derivative financial instruments for purposes other than trading and do so to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. These instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked-to-market value, with the resulting gains and losses reflected in the statement of operations within "financial income" and "financial expense," respectively.

         Since late 1999, we have adopted a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank (Certificado de Deposito Interbancario - CDI) variable interest rate. Amounts are normally consummated with the same financial institutions and for the same maturity periods. See "Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources."

         We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating currency and interest rates. We enter into cross-currency interest rate swaps to protect foreign currency exposure. Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends. We use the fair-value method of accounting, recording realized and unrealized gains and losses on these contracts which are included within "financial income" and "financial expense," respectively.

         We do not hold or issue financial instruments for trading purposes.

         We use interest rate swap agreements to manage interest costs and risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest expense over the life of the agreements.

         We have a policy of entering into contracts only with parties that have high credit ratings. The counter-parties to these contracts are major financial institutions, and we do not have significant exposure to any single counter-party. We do not anticipate a credit loss from counter-party non-performance.

         In order to minimize credit risk from our investments, we have adopted policies restricting cash and/or investments that may be allocated among financial institutions, which take into consideration monetary limits and financial institution credit ratings.

Interest Rate Risk

         We are exposed to interest rate volatility with regard to our cash and cash equivalents, fixed and floating rate debt. For cash and cash equivalents, we generally will swap the pre-fixed interest rate for a floating rate, the CDI rate. The interest rate in our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

         We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, foreign currency fluctuations and existing issuances of fixed rate debt, foreign currency fluctuations and existing issuances of variable rate debt. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments. We primarily use working capital debt to meet our financing requirements, originally denominated in U.S. dollars and swapped to obligations in reais accruing interest over CDI.

         The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2002. See notes 2(d), 11, 12 and 15 to our financial statements.

                                                                                      As of December 31, 2002
                                          ------------------------------------------------------------------------------------------
                                                            Expected Maturity Date
                                          ------------------------------------------------------------              Average
                                                                                       There-            Fair     Interest Rate
                                            2003     2004     2005     2006    2007    after   Total     Value   (Annual Charges)
                                            ----     ----     ----     ----    ----    -----   -----    ------   ----------------
                                                                    (millions of U.S. dollars)
Assets:

  Cash and cash equivalents
    denominated in reais ...............  $  315.7       -        -        -       -      -    $  315.7  $  315.7   100.6% of CDI
                                          --------  --------  -------  -------  ----    ---    --------  --------
         Total cash and cash
           equivalents .................     315.7       -        -        -       -      -       315.7     315.7
                                          ========  ========  =======  =======  ====    ===    ========  ========


Liabilities:
  Short-term debt:

   Floating rate, denominated in
      U.S. dollars .....................       4.9       -        -        -       -      -         4.9       4.9   Foreign exchange
   Floating rate, denominated in
      U.S. dollars(1) ..................     104.4       -        -        -       -      -       104.4      92.7   102.3% of CDI
   Floating rate, denominated in reais..     272.1                         -       -      -         -         -     104.5% of CDI
   Floating rate, denominated in reais..       1.8       -        -        -       -      -         1.8       1.8   6% over IGP-M
   Fixed rate, denominated in reais ....       0.3                                        -         0.3       0.3   21.9%
                                          --------  --------  -------  -------  ----    ---    --------  --------

          Total short-term debt ........     383.5       -        -        -       -      -       383.5     371.8
                                          ========  ========  =======  =======  ====    ===    ========  ========

  Long-term debt:
   Floating rate, denominated in
      U.S. dollars .....................      12.7       4.4      4.4      4.4   2.3      -        28.2      28.2   3.5% over basket
                                                                                                                    of foreign
                                                                                                                    currencies (2)
   Floating rate, denominated
      in U.S. dollars(1) ...............       -         6.3      7.9      -       -      -        14.2      12.9   101.9% of CDI
   Floating rate, denominated in reais..       -       116.8     26.1      -       -      -       142.9     142.9   102.7% of CDI
   Floating rate, denominated in reais..      55.2      37.6     31.7     16.1  13.5      -       154.1     154.1   3.4% over TJLP
   Floating rate, denominated in reais..       6.0     113.6      -        -       -      -       119.6     119.6   1.45% over CDI
   Floating rate, denominated in reais..       5.2       -        -        -       -      -         5.2       5.2   13% over IGP-M
   Floating rate, denominated in reais..       -         0.8      -        -       -      -         0.8       0.8   3% over TR
                                          --------  --------  -------  -------  ----    ---    --------  --------
                                              79.1     279.5     70.1     20.5  15.8      -       465.0     463.7
                                          ========  ========  =======  =======  ====    ===    ========  ========

  Capital lease obligations:
    Fixed rate, denominated
      in U.S. dollars ..................  $    9.2  $    6.7  $   2.5    $ -     $ -    $ -    $   18.4  $   18.4   10.7%
                                          ========  ========  =======  =======  ====    ===    ========  ========

------------------
(1) Originally U.S. dollar-denominated and swapped to CDI.
(2) Based on a basket of foreign currencies to reflect BNDES's funding portfolio.

         The annual TJLP, which is modified quarterly, has been fixed as follows:

                                                   2002        2001       2000
                                                   ----        ----       ----

         First quarter.........................    10.00%       9.25%     12.00%
         Second quarter........................     9.50        9.25      11.00
         Third quarter.........................    10.00        9.50      10.25
         Fourth quarter........................    10.00       10.00       9.75

The TJLP was fixed at 11.00% as of the first quarter of 2003.

                      Annualized Rate at December 31, 2002
                      ------------------------------------

                       Three months ended
                         March 31, 2003         2002         2001         2000
                         --------------         ----         ----         ----
IGP-M (1)..........            6.3%            25.3%         10.4%         9.9%
CDI (2)............           26.2%            24.8%         19.0%        15.7%
--------------
(1) Indice Geral de Precos -- Mercado (general price index) compiled by the Fundacao Getulio Vargas.
(2) Certificado de Deposito Interbancario (interbank variable interest rate).

         We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2002, we had no committed line of credit agreements, other than the BNDES contracts. See "Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources" for a discussion of these agreements.

Foreign Exchange Risk

         We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. Primary exposure is to the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES's funding portfolio.

         Since January 1, 1999 and through December 31, 2002, the real depreciated by 192.3% against the U.S. dollar, and as of December 31, 2002, the commercial market rate for purchasing U.S. dollars was R$3.5333 to US$1.00 The significant variations in 2002 reflect the swap devaluation of 67.8% through September 30, 2002, followed by an appreciation of 9.3% in the last quarter of 2002. In the first quarter of 2003, the real appreciated by 5.1% against the U.S. dollar, and as of March 31, 2003, the commercial market rate for purchasing U.S. dollars was R$3.3531 to US$1.00.

         Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2002 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was US$13.7 million at December 31, 2002 compared to US$55.7 million in 2001. Our net foreign currency exposure is represented by the debt due to import financing and capital lease agreements. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

         The table below provides information on our debt outstanding as of December 31, 2002. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2002 determined by the Brazilian Central Bank (R$3.5333 to US$1.00).

                                                                        As of December 31, 2002
                                        ---------------------------------------------------------------------------------------
                                                             Expected Maturity Date
                                        -----------------------------------------------------------------
                                                                                                                         Fair
                                          2003        2004       2005       2006       2007    Thereafter     Total      Value
                                        --------   --------    --------   --------   --------  ----------   --------   --------
                                                                       (millions of U.S. dollars)

Short-term debt:
     U.S. dollars...................    $    4.9          -           -          -          -          -    $    4.9   $    4.9
     U.S. dollars  (1).............        104.4          -           -          -          -          -       104.4       92.7
     Reais..........................       274.2          -           -          -          -          -       274.2      274.2
                                        --------   --------    --------   --------   --------   --------    --------   --------
           Total short-term debt....       383.5          -           -          -          -          -       383.5      371.8
                                        ========   ========    ========   ========   ========   ========    ========   ========

Long-term debt:
     U.S. dollars (1)..............            -        6.3         7.9          -          -          -        14.2       12.9
     Foreign currencies (2).........        12.7        4.4         4.4        4.4        2.3          -        28.2       28.2
     Reais.........................         66.4      268.8        57.8       16.1       13.5          -       422.6      422.6
                                        --------   --------    --------   --------   --------   --------    --------   --------
                                            79.1      279.5        70.1       20.5       15.8          -       465.0      463.7
                                        ========   ========    ========   ========   ========   ========    ========   ========

Capital lease obligations:
     Fixed rate denominated in U.S.
        dollars.......................  $    9.2   $    6.7    $    2.5          -          -          -    $   18.4   $   18.4
                                        ========   ========    ========   ========   ========   ========    ========   ========

--------------------
(1)   Originally U.S. dollar-denominated and swapped to CDI.
(2) Based on a basket of foreign currencies to reflect BNDES's funding portfolio.

         Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 11, 12 and 15 to the financial statements. As of December 31, 2002, the U.S. dollar-denominated short-term and long-term debt balance of US$538.5 million (2001 - US$569.0 million) includes US$533.6 million (2001 - US$559.8 million), which were covered by floating rate swaps in Brazilian reais, based on the CDI rate, including US$414.9 million which has been treated on a combined basis pursuant to EITF No. 02-02 as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

         The table below provides information about our cross-currency interest rate swaps:

                                                                     As of December 31, 2002
                              ------------------------------------------------------------------------------------------------
                                       Expected Maturity Date
                              ---------------------------------------
                                                                                              Average
                                                                               Fair Value     Paying
                                                               There-           of Assets     Rate in              Average
                              2003   2004   2005  2006  2007   after   Total  (Liabilities)    Reais            Receiving Rate
                              ----   ----   ----  ----  ----   -----   -----  -------------   --------          --------------
                                                        (millions of U.S. dollars)
Cross-currency and interest
  rate swap contracts
  notional amount:
   Current assets:
     U.S. dollar to reais... $  3.4     -     -     -      -      -   $  3.4    $  1.9      95.9% of CDI      9.1% over U.S. dollar
   Other assets:
     U.S. dollar to reais...      -   2.2     -     -      -      -      2.2       1.1      99.9% of CDI      11.5% over U.S. dollar
   Short-term debt:
     U.S. dollars to reais..  104.4     -     -     -      -      -    104.4      11.7      102.3% of CDI     11.1% over U.S. dollar
   Long-term debt:
     U.S. dollars to reais..      -   6.3   7.9     -      -      -     14.2       1.3      101.9% of CDI     12.6% over U.S. dollar

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         No matters to report.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         No matters to report.

ITEM 15  CONTROLS AND PROCEDURES

         Our chief executive officer and our acting chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared.

         There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16  [Reserved]

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this item.

ITEM 18  FINANCIAL STATEMENTS

         The following financial statements, together with the Report of Independent Accountants thereon, are filed as part of this annual report:

         Report of Independent Accountants.................................  F-1

         Consolidated Balance Sheets as of December 31, 2002 and 2001......  F-2

         Consolidated Statements of Operations for the years ended
           December 31, 2002, 2001 and 2000................................  F-5

         Consolidated Statements of Cash Flows for the years ended
           December 31, 2002, 2001 and 2000................................  F-7

         Statements of Changes in Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000..........................  F-9

         Notes to Consolidated Financial Statements........................ F-13


ITEM 19  EXHIBITS

Exhibit Number  Description
--------------  -----------

   1. English translation of our Estatuto Social (by-laws), as amended.
   2.(a) Form of Amended Deposit Agreement, among us, The Bank of New York, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.*
   4.(b) Shareholders' Agreement dated August 9, 1999, among Pao de Acucar S.A. Industria e Comercio-PAIC, Peninsula Participacoes S.A., Abilio dos Santos Diniz, Geant International B.V., Nova Peninsula S.A.
                and Casino Guichard Perrachon.**
   6. See notes 2(q) and 14(g) to our financial statements for information explaining how earnings per share information was calculated.
   8. See note 2(c) to our financial statements for information regarding our subsidiaries.
  12.(a) CEO and acting CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

--------------
* Incorporated herein by reference to our registration statement on Form F-1 (No. 333-6860).
** Incorporated herein by reference to our registration statement on Form 20-F filed on May 10, 2002.

Item 18  Financial Statements


Companhia Brasileira
de Distribuicao
Consolidated Financial Statements at
December 31, 2002 and 2001
and Report of Independent Accountants


Index

Report of Independent Accountants                                            F-1
Consolidated Balance Sheets at December
31, 2002 and 2001                                                            F-2
Consolidated Statements of Operations for the years ended
December 31, 2002, 2001 and 2000                                             F-5
Consolidated Statements of Cash Flows for the years ended December
    31, 2002, 2001 and 2000                                                  F-7
Statements of Changes in Shareholders' Equity for the years ended
    December 31, 2002, 2001 and 2000                                         F-9
Notes to the Consolidated Financial Statements                              F-13

Report of Independent Accountants


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuicao and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As discussed in Note 2(h) to the consolidated financial statements, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets", at January 1, 2002 and for acquisitions after June 30, 2001.



PricewaterhouseCoopers                                         Sao Paulo, Brazil
Auditores Independentes                                        February 14, 2003

Companhia Brasileira de Distribuicao

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars, except number of shares
--------------------------------------------------------------------------------

                                                                                                      December 31
                                                                           ---------------------------------------

Assets                                                                                  2002                 2001
                                                                           ------------------   ------------------
Current assets
    Cash and cash equivalents                                                        315,712              451,685
    Unrealized gains from cross-currency interest rate swaps                          13,587
    Accounts receivable, net                                                         307,897              420,439
    Inventories                                                                      277,586              295,683
    Recoverable taxes                                                                 98,461               33,369
    Prepaid expenses                                                                   4,674                7,268
    Deferred income tax                                                                5,290                4,693
    Other                                                                             44,477               35,490
                                                                           ------------------   ------------------

    Total current assets                                                           1,067,684            1,248,627
                                                                           ------------------   ------------------

Property and equipment, net                                                        1,062,707            1,342,004
                                                                           ------------------   ------------------

Other assets
    Unrealized gains from cross-currency interest rate swaps                           2,455
    Goodwill and other acquired intangible assets, net                               203,768              295,955
    Customer credit financing                                                          5,431               16,515
    Other receivables                                                                 67,796               60,055
    Restricted deposits for legal proceedings                                         33,739               35,148
    Deferred income tax, net                                                          81,840               54,469
    Related parties                                                                       73                  986
    Other                                                                              2,218                2,603
                                                                           ------------------   ------------------

                                                                                     397,320              465,731
                                                                           ------------------   ------------------

Total assets                                                                       2,527,711            3,056,362
                                                                           ==================   ==================

Companhia Brasileira de Distribuicao

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars, except number of shares      (continued)
--------------------------------------------------------------------------------

                                                                                                      December 31
                                                                           ---------------------------------------

Liabilities and shareholders' equity                                                    2002                 2001
                                                                           ------------------   ------------------
Current liabilities
    Short-term debt                                                                  383,502              484,942
    Current portion of long-term debt                                                 79,132               70,905
    Capital lease obligations                                                          9,178                6,401
    Accounts payable                                                                 398,952              350,597
    Payroll and related charges                                                       27,745               43,642
    Taxes, other than on income                                                        9,439               17,389
    Related parties                                                                      444                   96
    Other                                                                             14,982               32,148
                                                                           ------------------   ------------------

    Total current liabilities                                                        923,374            1,006,120
                                                                           ------------------   ------------------

Long-term liabilities
    Long-term debt                                                                   385,847              381,588
    Capital lease obligations                                                          9,189                7,669
    Taxes, other than on income                                                        3,494                  949
    Accrued liability for legal proceedings                                          269,717              263,385
    Other                                                                              3,534
                                                                           ------------------   ------------------

    Total long-term liabilities                                                      671,781              653,591
                                                                           ------------------   ------------------

    Total liabilities                                                              1,595,155            1,659,711
                                                                           ------------------   ------------------

Commitments and contingencies (Note 16)

Companhia Brasileira de Distribuicao

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars, except number of shares      (continued)
--------------------------------------------------------------------------------

                                                                                                      December 31
                                                                           ---------------------------------------

                                                                                        2002                 2001
                                                                           ------------------   ------------------
Shareholders' equity
    Preferred shares - no par value, 49,715,328,034 shares issued and outstanding and 69,712,996,269 shares authorized at
       December 31, 2002 (49,590,328,034 shares issued and
       outstanding and 69,712,996,269 shares authorized at
       December 31, 2001)                                                          1,014,640              804,992
    Common shares - no par value, 63,470,811,399 shares
       issued and outstanding and 80,287,003,731 shares
       authorized at December 31, 2002 (63,470,811,399 shares
       issued and outstanding and 80,287,003,731 shares
       authorized at December 31, 2001)                                              483,588              483,588
    Additional paid-in capital                                                       204,719              203,667
    Deferred compensation                                                             (1,504)              (1,364)
    Appropriated retained earnings                                                    25,485               37,381
    Unappropriated retained earnings                                                 318,337              476,130
    Accumulated other comprehensive income
       Cumulative translation adjustment                                          (1,112,709)            (607,743)
                                                                           ------------------   ------------------

    Total shareholders' equity                                                       932,556            1,396,651
                                                                           ------------------   ------------------

Total liabilities and shareholders' equity                                         2,527,711            3,056,362
                                                                           ==================   ==================

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuicao

Consolidated Statements of Operations
Expressed in thousands of U.S. dollars, except per-share amounts
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------

Gross sales                                                               3,843,686            4,153,389            4,965,217
Sales and value-added tax                                                  (586,120)            (638,001)            (775,247)
                                                                  ------------------   ------------------   ------------------

Net sales revenue                                                         3,257,566            3,515,388            4,189,970

Cost of sales                                                            (2,345,245)          (2,506,791)          (3,015,687)
                                                                  ------------------   ------------------   ------------------

Gross profit                                                                912,321            1,008,597            1,174,283

Selling, general and administrative expenses                               (660,395)            (743,706)            (892,486)
Depreciation and amortization                                              (107,828)            (146,248)            (135,383)
                                                                  ------------------   ------------------   ------------------

Operating income                                                            144,098              118,643              146,414

Non-operating income (expenses)
    Financial income                                                        158,300              142,339              188,304
    Financial expenses                                                     (222,869)            (161,722)            (172,533)
    Other                                                                     1,567                  728                3,974
                                                                  ------------------   ------------------   ------------------

Income before income taxes                                                   81,096               99,988              166,159
                                                                  ------------------   ------------------   ------------------

Income tax benefit (expense)
    Current                                                                 (11,824)             (16,471)              (9,154)
    Deferred                                                                 (8,795)              17,154                3,177
                                                                  ------------------   ------------------   ------------------

                                                                            (20,619)                 683               (5,977)
                                                                  ------------------   ------------------   ------------------

Net income                                                                   60,477              100,671              160,182
                                                                  ==================   ==================   ==================

Net income applicable to each class of shares
       Preferred                                                             26,547               42,887               60,446
       Common                                                                33,930               57,784               99,736
                                                                  ------------------   ------------------   ------------------

Net income                                                                   60,477              100,671              160,182
                                                                  ==================   ==================   ==================

Companhia Brasileira de Distribuicao

Consolidated Statements of Operations
Expressed in thousands of U.S. dollars, except per-share amounts     (continued)
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------
Weighted-average number of shares outstanding
    (thousands)
       Basic
           Preferred                                                     49,660,891           46,883,772           38,095,701
           Common                                                        63,470,811           63,168,975           62,858,755
       Diluted
           Preferred                                                     51,411,575           48,773,314           39,841,553
           Common                                                        76,042,562           75,740,726           75,430,506

Earnings per thousand of preferred and common
    shares
       Basic - U.S.$                                                           0.53                 0.91                 1.59
       Diluted - U.S.$                                                         0.47                 0.81                 1.39

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuicao

Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------

Cash flows from operating activities
    Net income                                                               60,477              100,671              160,182
       Adjustments to reconcile net income to
           cash provided by operating activities
              Depreciation                                                  104,109              118,216              106,424
              Amortization of goodwill and tradenames                         3,719               28,032               28,959
              Loss (gain) on sale of property and
                  equipment                                                     234                  (60)                 162
              Unrealized gains from cross-currency
                  interest rate swaps                                       (19,230)
              Stock based compensation                                          912                1,853                2,083
              Deferred income tax (benefit) expense                           8,795              (17,154)              (3,177)
              Unrealized foreign exchange losses                             11,865                4,307                1,152
    Decrease (increase) in assets
       Accounts receivable                                                  (33,257)             (50,706)            (241,379)
       Inventories                                                          (52,916)              72,242             (140,756)
       Recoverable taxes                                                    (79,957)             (10,870)              16,275
       Other                                                                (40,988)               2,281              (15,620)
    Increase (decrease) in liabilities
       Accounts payable                                                     103,589             (138,257)             103,178
       Payroll and related charges                                           (4,566)                 724               10,026
       Taxes payable                                                           (308)              (8,795)             (12,665)
       Accrued liability for legal proceedings, net of
           restricted deposits                                               90,270               42,144              107,593
       Accrued interest                                                      22,413              (20,214)                 483
       Other                                                                 (8,718)              (5,192)                (807)
                                                                  ------------------   ------------------   ------------------

    Net cash provided by operating activities                               166,443              119,222              122,113
                                                                  ------------------   ------------------   ------------------

Cash flows from investing activities
    Property and equipment                                                 (254,078)            (234,748)            (586,997)
    Purchase of subsidiaries, less cash acquired                            (94,274)             (40,414)            (133,512)
    Proceeds from sale of property and equipment                                149                  592                3,437
                                                                  ------------------   ------------------   ------------------

    Net cash used in investing activities                                  (348,203)            (274,570)            (717,072)
                                                                  ------------------   ------------------   ------------------

Companhia Brasileira de Distribuicao

Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars                               (continued)
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------
Cash flows from financing activities
    Loans with original maturities of less than
       90 days, net                                                          (8,790)             (53,575)              33,691
    Short-term debt
       Issuances                                                            362,756              442,165              494,592
       Repayments                                                          (483,608)            (331,107)            (268,992)
    Long-term debt
       Issuances                                                            392,412              223,938              218,593
       Repayments                                                           (60,591)            (112,676)            (177,144)
    Dividends paid                                                          (21,232)                                   (8,860)
    Interest attributed to equity paid                                                           (59,114)
    Proceeds from stock options exercised                                       714                4,126                1,398
                                                                  ------------------   ------------------   ------------------

Net cash provided by financing activities                                   181,661              113,757              293,278
                                                                  ------------------   ------------------   ------------------

Effect of exchange rate changes on cash                                    (135,874)              37,084               53,270
                                                                  ------------------   ------------------   ------------------

Net decrease in cash and cash equivalents                                  (135,973)             (4,507)             (248,411)

Cash and cash equivalents, beginning of year                                451,685              456,192              704,603
                                                                  ------------------   ------------------   ------------------

Cash and cash equivalents, end of year                                      315,712              451,685              456,192
                                                                  ==================   ==================   ==================

Cash paid during the year for
    Interest (net of amount capitalized)                                    122,272              102,636              109,061

Non-cash transactions (Note 18)

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars, except per-share amounts
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------

Share capital

Preferred shares
    At beginning of year                                                    804,992              718,928              439,316
    Permanent capitalization of retained earnings                           208,934
    Capital issued for interest attributed to equity
       (2001 - 310,993,184 shares)                                                                 8,505
    Stock options exercised (2002 - 125,000,000
       shares; 2001 - 591,385,000 shares;
       2000 - 172,100,000 shares)                                               714                4,126                9,298
    Debenture conversion (2001 - 4,174,671,130
       shares; 2000 - 9,938,659,642 shares)                                                       73,433              270,314
                                                                  ------------------   ------------------   ------------------

    At end of year                                                        1,014,640              804,992              718,928
                                                                  ==================   ==================   ==================

Common shares
    At beginning of year                                                    483,588              461,829              461,829
    Capital issued for interest attributed to equity
       (2001 - 612,056,784 shares)                                                                21,759
                                                                  ------------------   ------------------   ------------------

    At end of year                                                          483,588              483,588              461,829
                                                                  ==================   ==================   ==================

Additional paid-in capital

Share warrants
    Preferred shares (4,127 warrants)                                            47                   47                   47
    Common shares (12,571,751 warrants)                                     181,868              181,868              181,868
                                                                  ------------------   ------------------   ------------------

    At beginning and end of year                                            181,915              181,915              181,915
                                                                  ------------------   ------------------   ------------------

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars, except per-share amounts     (continued)
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------
Other
    At beginning of year                                                     21,752               24,389               35,845
    Stock issuance costs, net of taxes                                                            (3,055)              (3,588)
    Stock options                                                             1,052                  418               (7,868)
                                                                  ------------------   ------------------   ------------------

    At end of year                                                           22,804               21,752               24,389
                                                                  ------------------   ------------------   ------------------

Total at end of year                                                        204,719              203,667              206,304
                                                                  ==================   ==================   ==================

Deferred compensation

    At beginning of year                                                     (1,364)              (2,799)              (4,850)
    Stock options issued                                                     (1,052)                (418)                 (32)
    Amortization of deferred compensation                                       912                1,853                2,083
                                                                  ------------------   ------------------   ------------------

    At end of year                                                           (1,504)              (1,364)              (2,799)
                                                                  ==================   ==================   ==================

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars, except per-share amounts     (continued)
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------
Appropriated retained earnings

Statutory reserve
    At beginning of year                                                     27,548               26,279               19,437
    Transfer (to) from unappropriated retained
       earnings                                                              (5,988)               1,269                6,842
                                                                  ------------------   ------------------   ------------------

    At end of year                                                           21,560               27,548               26,279
                                                                  ------------------   ------------------   ------------------

Tax incentive reserve
    At beginning of year                                                      1,746                2,071                2,264
    Capital increase                                                         (1,710)
    Transfer to unappropriated retained earnings                                (36)                (325)                (193)
                                                                  ------------------   ------------------   ------------------

    At end of year                                                                                 1,746                2,071
                                                                  ------------------   ------------------   ------------------

Unrealized income reserve
    At beginning of year                                                      8,087               12,102               15,966
    Transfer to unappropriated retained earnings                             (4,162)              (4,015)              (3,864)
                                                                  ------------------   ------------------   ------------------

    At end of year                                                            3,925                8,087               12,102
                                                                  ------------------   ------------------   ------------------

Total at end of year                                                         25,485               37,381               40,452
                                                                  ==================   ==================   ==================

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars, except per-share amounts     (continued)
--------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2002                 2001                 2000
                                                                  ------------------   ------------------   ------------------
Unappropriated retained earnings

    At beginning of year                                                    476,130              372,388              323,577
    Net income for year                                                      60,477              100,671              160,182
    Capital increase                                                       (207,224)
    Dividends declared, per thousand shares
       (2002 - U.S.$ 0.19; 2000 - U.S.$ 0.09)                               (21,232)                                   (8,860)
    Interest attributed to equity, per thousand shares
       (similar to a declared dividend)
       (2000 - U.S.$ 0.93)                                                                                            (99,726)
    Transfers (to) from appropriated retained earnings
       and additional paid-in-capital                                        10,186                3,071               (2,785)
                                                                  ------------------   ------------------   ------------------

    At end of year                                                          318,337              476,130              372,388
                                                                  ==================   ==================   ==================

Cumulative translation adjustment

    At beginning of year                                                   (607,743)            (392,362)            (255,165)
    Net translation loss                                                   (504,966)            (215,381)            (137,197)
                                                                  ------------------   ------------------   ------------------

    At end of year                                                       (1,112,709)            (607,743)            (392,362)
                                                                  ==================   ==================   ==================

Total shareholders' equity                                                  932,556            1,396,651            1,404,740
                                                                  ==================   ==================   ==================

Comprehensive income (loss)
    Net income                                                               60,477              100,671              160,182
    Cumulative translation adjustment                                      (504,966)            (215,381)            (137,197)
                                                                  ------------------   ------------------   ------------------

    Comprehensive income (loss)                                            (444,489)            (114,710)              22,985
                                                                  ==================   ==================   ==================

The accompanying notes are an integral part of these financial statements.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

1    The Company

(a)  Operations

     Companhia Brasileira de Distribuicao is a corporation organized under the laws of the Federative Republic of Brazil, the shares of which are traded on the New York, Luxembourg and Sao Paulo stock exchanges.

     The principal business of Companhia Brasileira de Distribuicao and its subsidiaries (collectively referred to as the "Company") comprises the retailing of food, general merchandise, electronic goods, home appliances and other products from its supermarkets, hypermarkets, and home appliance stores. The Company's stores operate in Brazil primarily under the tradenames Pao de Acucar, Extra, Barateiro, CompreBem and Extra-Eletro.

     On September 24, 1999, the Casino Guichard Perrachon Group ( the "Casino Group") acquired 23.98% of the common shares and 21.96% of the total capital of the Company. At December 31, 2002, the Casino Group is owner of record of 23.98 % (2001 - 23.98%) of the common shares and 25.48 % (2001 -
     25.26%) of the total capital of the Company.

(b)  Business combinations

     On June 30, 2002, the Company acquired Se Supermercados Ltda.("Se") and Companhia Pernambucana de Alimentacao ("CIPAL").

     During 2001, the Company acquired the following companies: ABC Supermercados S.A. ("ABC"), Ponte do O Veiculos e Pecas Ltda. ("Ponte do O"), Supermercados Mirambava Ltda. ("Mirambava") and Companhia Progresso de Alimentos ("Progresso").

     The acquisitions have been recorded using the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market values at the date of acquisition. Amounts allocated to goodwill related to these acquisitions were being amortized through December 31, 2001 on a straight-line basis over periods from five to twenty years. Amortization of goodwill ceased on January 1, 2002 upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", including acquisitions after June 30, 2001.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

     The combined fair value of the assets acquired and liabilities assumed of the more significant companies (in 2002 - Se; in 2001 - ABC, Ponte do O and Progresso), the total purchase consideration and allocated and unallocated goodwill are summarized below:

                                                          2002             2001
                                                      --------         --------
     Current assets                                     32,679           15,091
     Property and equipment, net                        89,733           20,161
     Other assets                                          926              172
     Deferred tax assets, net                           59,167            9,718
     Current liabilities                               (53,050)         (61,121)
     Long-term liabilities                             (24,264)            (972)
                                                      --------         --------

     Net assets (liabilities) at fair value            105,191          (16,951)
     Less: Purchase consideration                      135,841           11,359
                                                      --------         --------

     Goodwill on acquisition detailed above             30,650           28,310
     Goodwill from other acquisitions                      720              826
                                                      --------         --------

     Total goodwill arising from acquisitions
         in the year (Note 9)                           31,370           29,136
                                                      ========         ========

     Selected pro forma unaudited combined financial data of the Company prepared as though the acquisitions of the more significant companies acquired had occurred on January 1, 2001, are presented below:

                                                      Year ended December 31
                                                  ------------------------------

                                                      2002              2001
                                                  ------------      ------------

     Net sales revenue                             3,388,939          4,033,334
     Net income                                        4,136             51,566
     Basic pro forma earnings per thousand
         preferred and common shares - U.S.$            0.04               0.47
     Diluted pro forma earnings per thousand
         preferred and common shares - U.S.$            0.03               0.41
                                                ============       ============

     In management's opinion, the unaudited pro forma combined results of operations may not be indicative of the actual results that would have occurred had the acquisitions been consummated on January 1, 2001.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

2    Summary of Significant Accounting Policies

(a)  Basis of presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain respects from the accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

     Shareholders' equity and results of operations included in these financial statements differ from those included in the statutory accounting records as a result of differences between the rate of devaluation of the Brazilian real (R$) against the United States dollar and the indexes mandated for indexation of statutory financial statements in Brazil, through 1995, and adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America.

(b)  Translation of financial statements

     The Company transacts the majority of its business in Brazilian reais and has selected the United States dollar as its reporting currency. The U.S. dollar amounts for all periods presented have been remeasured (translated) from reais amounts in accordance with the criteria set forth in U.S. accounting standards (Statements of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation"). As the Brazilian economy ceased to be highly-inflationary as from 1998, the Company adopted the Brazilian real as the functional currency, and applied the following translation method:

     o Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (R$ 3.5333 and R$
          2.3204 to U.S.$ 1.00 at December 31, 2002 and 2001, respectively);

     o Revenue, expenses, gains and losses, and cash flows, including exchange gains and losses on foreign currency assets and liabilities, are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the period;

     o Capital transactions, warrants, dividends and interest attributed to equity distributions are recorded at historical exchange rates;

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

     o Translation gains and losses are recorded in the cumulative translation adjustment account in shareholders' equity; and

     o Foreign exchange transaction gains or losses resulting from foreign currency denominated assets and liabilities are reflected directly in results of operations.

(c)  Consolidation

     The consolidated financial statements include the financial statements of Companhia Brasileira de Distribuicao and its subsidiaries. Although the Company's interest in Novasoc Comercial Ltda. ("Novasoc") is represented by 10% of Novasoc's quotas, Novasoc is included in the consolidated financial statements as the Company has effective control and a 99.98% beneficial interest. The other quotaholders have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income need not be proportional to the quotaholding in the company. At the quotaholders' meeting on December 29, 2000 it was agreed that the Company would participate retrospectively from inception and prospectively in 99.98% of Novasoc's results.

     With the exception of CBD Technology Inc. ("CBD Tech"), a minor U.S. non-operating subsidiary incorporated under the laws of Delaware, all subsidiaries were incorporated under the laws of Brazil. All significant intercompany balances and transactions are eliminated.

(d)  Cash and cash equivalents

     Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less.

(e)  Accounts receivable

     Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

     The Company's post-dated check credit sales program accrues interest and permits customers to settle credit sales in up to two (2001 - three) monthly installments. Financial income is earned with respect to such interest and taken to income over the period of the loan. Third party service providers carry credit card and purchase voucher credit risk. Customer credit financing is generally for a term of up to 24 months.

(f)  Inventories

     Inventories are composed of goods held for sale in the stores and in the distribution centers. Inventories are carried at the lower of cost or market. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out
     (FIFO) method. The cost of inventories purchased by the distribution centers is the average cost, including warehousing and handling costs.

(g)  Property and equipment

     Property and equipment are recorded at cost. Expenditures for repairs and maintenance that do not significantly extend the useful lives of the related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized. Interest incurred during the construction period of property and equipment is capitalized. Interest on construction-period borrowings denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange gains or losses. Depreciation, which includes depreciation of property held under capital leases, is computed based upon the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the lease terms.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

     Depreciation is computed over the useful lives of the assets as follows:

                                                                     Years
                                                               -----------------

     Buildings                                                       25-30
     Refurbishments and improvements                                  3-20
     Equipment and software                                           3-10
     Equipment under capital lease (*)                                   3
     Fixtures and installations                                       5-10
     Vehicles                                                            5
     Other                                                            5-10

     (*) Primarily electronic point-of-sale equipment, hardware and software.

     The Company has adopted the guidance of American Institute of Certified Public Accountants Executive Committee Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", for the costs related to its software and website development. The SOP requires certain costs incurred in connection with developing or obtaining internal-use software to be capitalized and other costs to be expensed. Costs incurred in the development of core software for the Company's websites and infrastructure are capitalized in accordance with SOP No. 98-1. Costs incurred in the development of website content and maintenance costs are expensed as incurred. Costs include direct labor and related overhead for software developed and amounts paid to third party consultants to develop the websites. All costs which are classified as research and development are expensed as incurred. Capitalized amounts are stated at cost and are being amortized on a straight-line basis over the estimated useful lives which varies between 3 to 5 years. The Company capitalized U.S.$ 1,038 and U.S.$ 8,115 of software and website development costs in the years ended, December 31, 2001 and 2000, respectively. No costs were capitalized in the year ended December 31, 2002.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

(h)  Intangible assets related to businesses acquired

     SFAS No. 141, "Business Combinations", requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. Intangible assets related to businesses acquired principally represent goodwill and tradenames. Acquisitions from third parties have been accounted for under the purchase method of accounting. Accordingly, the purchase price, including the direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. Results of operations are included as from the acquisition date.

     SFAS No. 142, "Goodwill and Other Intangible Assets", became effective for the acquisitions after June 30, 2001. Additionally, SFAS No. 142 prohibits amortization of goodwill and identifiable indefinite-lived intangible assets as from January 1, 2002 but instead requires these assets to be tested for impairment at least annually. SFAS No. 142 requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". In connection with the adoption of SFAS No. 142, the Company performed a transitional goodwill impairment test as required and determined that no goodwill impairment existed at January 1, 2002. The Company also reviewed the lives of its intangible assets in 2002 and as a result has determined that none of its intangible assets, other than goodwill, have indefinite lives. As discussed in Note 9, management reduced the expected useful lives of certain tradenames following a strategy review.

     Goodwill and other intangible assets are stated at cost and through December 31, 2001 were being amortized on a straight-line basis, over the estimated future periods to be benefited, between 5 and 20 years. Effective January 1, 2002, only the other intangible assets are being amortized.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

(i)  Recoverability of long-lived assets

     Management reviews long-lived assets, primarily buildings and equipment to be held and used in the businesses, and tradenames from businesses acquired, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, measured on the basis of an undiscounted cash flow model. Assets are grouped and evaluated for possible impairment at a store and distribution facility level. As from January 1, 2002 impairment is assessed in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", to identify circumstances that might require assessment of the recoverability of long-lived assets and to measure any potential impairment charge.

     No impairment losses have been recorded for any of the periods presented. Write-down of the carrying value of assets or groups of assets will be made if and when appropriate.

(j)  Compensated absences

     The liability for future compensation for employee vacations is fully accrued as earned.

(k)  Interest attributed to equity

     Brazilian corporations are permitted to attribute tax-deductible interest expense on shareholders' equity in the form of a dividend, up to certain limits. The distribution is treated as declared once the credit is made available to the shareholders (and the withholding tax becomes payable) or when formally approved by the shareholders. For financial reporting purposes, the notional interest attributed to equity is recorded as a deduction from unappropriated retained earnings. The Company is required to withhold income tax (15%) on these amounts.

(l)  Share warrants

     The proceeds from share warrant issuance are recorded as additional paid-in capital when proceeds from the share warrant issue are received. When share warrants are exercised, the amount originally recorded as additional paid-in capital is transferred to share capital (Note 14(c)).

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

(m)  Revenues and expenses

     Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accrual basis. Volume bonifications and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as product is sold. Discounts and bonuses in cash are recorded to income ("Cost of sales") when the conditions are fulfilled. Cost of sales includes warehousing and handling costs.

(n)  Advertising costs

     Advertising costs are expensed as incurred. Selling, general and administrative expenses for the years ended December 31, 2002, 2001 and 2000 include U.S.$ 74,230, U.S.$ 79,780 and U.S.$ 95,312, respectively, for advertising expenses. No advertising-related assets are deferred at the balance sheet dates.

(o)  Income taxes

     Income taxes in Brazil generally comprise Federal income tax and social contribution, a Federal tax based on income, as recorded in the Company's statutory accounting records (Note 3(a)).

     For the purposes of these financial statements, the Company has applied SFAS No. 109, "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America, as well as differences between the tax basis of non-monetary assets as stated in the statutory accounting records, prepared in accordance with the Brazilian tax law, and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Valuation allowances are established against tax assets, when necessary, based on management's expectation as to whether realization is more likely than not.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

(p)  Stock-based compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The value of the option is determined when the option is granted but is charged ratably to compensation cost and shareholders' equity over a period of the expected average lives of four years from grant-date, the period over which the employee services are rendered. Beginning in 2000, the plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through to the exercise date. Under variable plan accounting, periodic changes in the differences between the market price of the Company's stock and the exercise prices of the outstanding options are recognized as compensation expense.

(q)  Earnings per share

     Pursuant to SFAS No. 128, "Earnings per Share", the Company has presented its earnings per share for each class of share (Note 14(g)). Earnings per share is disclosed in amounts per thousand shares, as a lot of one thousand shares is the minimum number of the Company's shares that can be traded.

     Each share of each class of stock participates equally in distributed and undistributed earnings and losses, and, accordingly, earnings per share are of equal amounts for all classes. The Company computes basic earnings per share by dividing net income by the weighted-average number of shares outstanding during each period.

     From 1997 to 2000, the Company issued debentures convertible into preferred shares (Note 12(ii)). For convertible securities, diluted earnings per share should be calculated using the "if-converted" method, i.e., as if the debentures had been converted to shares. As the effects of applying the "if-converted" method are antidilutive when the interest expense (net of tax and nondiscretionary adjustments) which would not accrue if converted is excluded in determining earnings per share, diluted earnings per share are not affected by the convertible securities.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

     The Company has issued employee stock options (Note 14(d)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the funds received were used to purchase the Company's own stock. During 1999, the Company issued warrants giving the holder the right to subscribe capital from August 31, 2001 over a period of two to three years.

     Potentially dilutive shares arising from the share warrants and options at December 31, 2002, which have been considered in the diluted earnings per share calculation, totaled 14,322,435 thousand preferred and common shares (2001 - 14,461,293 thousand shares) (Note 14(g)).

(r)  Derivative financial instruments

     The Company uses derivative financial instruments for purposes other than trading and does so to manage and reduce its exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", introduced as from 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value.

     The Company has entered into cross-currency interest rate swaps to minimize its exposure to certain foreign currency fluctuations and fixed interest rates (Note 15). These instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked to market, with the resulting gains and losses reflected in the statement of operations within "Financial income" and "Financial expense". The Company has a policy of only entering into contracts with parties that have credit ratings. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any single counterparty.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

(s)  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, depreciable lives of assets, useful lives of intangible assets, tax valuation allowances and contingencies.

(t)  Industry segment

     The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Company operates principally in the retail trade; the Company's other activities are not significant.

(u)  Recently issued accounting pronouncements not yet adopted

     In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred. The Company is required to adopt the provision of SFAS No. 143 effective January 1, 2003 and has determined that it will not have a significant effect on its financial statements or disclosures.

     In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. SFAS No. 146 requires that a liability for the fair value of costs associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not currently expected to have a material effect on the financial position, results of operations or cash flows of the Company upon adoption.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires the guarantor to recognize a liability for the contingent and non-contingent component of a guarantee; which means (a) the guarantor has undertaken an obligation to stand ready to perform in the event that specified triggering events or conditions occur and (b) the guarantor has undertaken a contingent obligation to make future payments if such triggering events or conditions occur. The Company has evaluated the effects of the disclosure, recognition and measurement provisions of FIN 45, which are not anticipated to have a material effect on its financial statements or disclosures.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has included the disclosure requirements of SFAS No. 148 in its financial statements and its currently evaluating the impact of the fair value transition alternatives.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51". FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective for VIEs created after January 31, 2003 and is effective in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 is not currently expected to have a significant effect on the financial statements or disclosures.


3    Income Taxes

(a)  Tax rates

     Income taxes in Brazil generally include Federal income tax and social contribution. The composite tax rate is 34%, comprised of income tax (25%) and social contribution tax (9%). However, the Company, but not its subsidiaries, obtained an injunction seeking protection from non-payment of the existing social contribution tax (Note 16(a)(iii)). Accordingly, no social contribution tax has been provided by the Company for the periods presented.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------

(b)  Analysis of tax balances

     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                December 31
                                                     ----------------------

                                                          2002         2001
                                                     ---------   ----------
     Current deferred income tax asset
         Allowance for doubtful accounts                 2,234       4,481
         Other                                           3,056         212
                                                     ---------   ---------

                                                         5,290       4,693
                                                     ---------   ---------
     Non-current net deferred income tax asset
         Net operating loss carryforward                52,994      39,667
         Temporary differences
            Provisions                                  13,401      12,825
            Goodwill on acquisitions                    25,233       7,722
            Interest capitalization                      1,046       1,799
            Other                                       12,059      15,518
         Valuation allowance                           (22,893)    (23,062)
                                                     ---------   ---------

                                                        81,840      54,469
                                                     ---------   ---------

     Total net deferred income tax asset                87,130      59,162
                                                     =========   =========

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(c)  Net operating loss carryforwards

     Net deferred income tax assets include net operating losses, primarily losses from the ABC and Se acquisitions, which have no expiration dates, but may offset only up to 30% of annual taxable income.

                                                          2002        2001
                                                      --------    --------

     At beginning of year                               39,667       9,362
        Current net operating losses, net (*)           32,296      31,540
        Translation losses                             (18,969)     (1,235)
                                                       -------     -------

     At end of year                                     52,994      39,667
                                                       =======     =======

     (*) Including pre-acquisition losses (before valuation allowances) of subsidiaries acquired in the year (2002 - U.S.$ 43,587; 2001 - U.S.$ 20,489) which were considered in the determination of goodwill.

(d)  Valuation allowances

     The valuation allowance relates primarily to income tax and social contribution losses available for offset and against certain temporary tax differences:

                                                                 2002      2001
                                                              -------   -------

     At beginning of year                                     (23,062)  (28,408)
        Reversal (provision) of valuation allowance, net (*)   (9,287)      871
        Translation gains                                       9,456     4,475
                                                              -------   -------

     At end of year                                           (22,893)  (23,062)
                                                              =======   =======

     (*) Including valuation allowances against net operating loss carryforwards of subsidiaries acquired in the year (2002 - U.S.$ 22,893; 2001 - U.S.$ 11,765) which, if in the future are no longer considered to be necessary, will be released against goodwill.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(e)  Income tax reconciliation

     The amount reported as income tax benefit or charge for the years ended December 31 is reconciled to the statutory rates as follows:

                                                            2002         2001         2000
                                                        --------     --------     --------

     Income before income taxes                           81,096       99,988      166,159
     Federal income tax statutory rate                        25%          25%          25%
     Tax expense at statutory rates                      (20,274)     (24,997)     (41,540)
     Adjustments to derive effective rate
         Benefit from tax deduction of interest
            attributed to equity                                                    26,823
         Reversal of tax provision (i)                                  2,653        9,681
         Partial reversal of valuation allowance (ii)                  18,702
         Nondeductible expenses                             (725)      (1,615)      (3,580)
         Tax incentives                                       36          844        1,654
         Prepayment of inflationary profit                              1,508
         Other permanent and tax rate differences            344        3,588          985
                                                        --------     --------     --------

     Tax benefit (expense) per statement
         of operations                                   (20,619)         683       (5,977)
                                                        ========     ========     ========

     (i) In 2001, following the expiration of the prescriptive period for the tax authorities to have contested the Company's interpretation of the deductibility of certain indirect taxes in determining income taxes in the past, the Company reversed part of the provision to income. In 2000, the Company received a favorable court decision relating to a claim against the tax authorities alleging that a tax inflation index had been understated in prior periods, and it partially reversed the provision previously provided.

     (ii) In prior periods, certain contingency provisions relating to taxes under dispute were treated as temporary differences; however, in view of the uncertainty as to the future deductibility of these taxes, a valuation allowance had been recorded. In 2001, following a clear trend of interpretations by the tax authorities, these amounts were treated as deductible.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


4    Financial Income and Expense

                                                                  Year ended December 31
                                                        --------------------------------

                                                            2002        2001        2000
                                                        --------    --------    --------

     Financial income
         Interest income                                 119,467      84,063     109,996
         Credit card and customer credit financing        32,161      48,810      55,260
         Interest on post-dated check program              6,506       9,293      22,571
         Related parties                                                              98
         Other                                               166         173         379
                                                        --------    --------    --------

                                                         158,300     142,339     188,304
                                                        --------    --------    --------

     Financial expense
         Interest expense                               (193,993)   (151,028)   (149,370)
         Foreign exchange losses                         (24,464)     (8,013)     (2,478)
         Related parties debenture interest (Note 17)     (2,180)     (1,582)    (17,806)
         Other financial charges                          (2,232)     (1,099)     (2,879)
                                                        --------    --------    --------

                                                        (222,869)   (161,722)   (172,533)
                                                        --------    --------    --------

     Net financial income (expense)                      (64,569)    (19,383)     15,771
                                                        ========    ========    ========

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


5    Accounts Receivable

                                                          2002        2001
                                                      --------    --------

     Current assets
         Customer credit financing                      73,134     143,470
         Post-dated check credit sales                  32,918      45,836
         Unrealized interest income                     (6,960)    (13,391)
         Credit card companies                         182,291     222,937
         Purchase vouchers and others                   35,097      39,585
         Related parties                                   244
         Allowance for doubtful accounts                (8,827)    (17,998)
                                                      --------    --------

                                                       307,897     420,439
                                                      ========    ========
     Other assets
         Customer credit financing (non-current)         5,431      16,515
                                                      ========    ========

     Customer credit financing accrues interest from 4.0% to 7.5% per month (2001 - 2.5% to 7.9%) and with payment terms of up to 24 months for installment plans. Credit card sales relate to sales paid by customers with third party credit cards including co-branded credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, up to 12 months. Sales settled with post-dated checks (a common financial instrument in Brazil) accrue interest of up to 6.9% per month (2001 - 6.9% per month) for settlement in up to 60 days.

     Activity relating to the allowance and analysis of the balance was as follows:

                                                          2002        2001
                                                      --------    --------

     At beginning of year                              (17,998)    (15,759)
         Provision for doubtful accounts               (27,725)    (52,082)
         Recoveries and provision written off           32,100      46,741
         Translation gain                                4,796       3,102
                                                       -------     -------

     At end of year                                     (8,827)    (17,998)
                                                       =======     =======

     Customer credit financing                          (8,089)    (16,960)
     Post-dated check credit sales                        (738)     (1,038)
                                                       =======     =======

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     The policies for establishing and relieving this allowance are as follows:

(i) Customer credit financing and sales settled with post-dated checks - based on historical loss indices over the past 12 months; the actual loss history is applied to the current aging of delinquencies to determine the percentage of receivables which require provision; and

(ii) Credit card and purchase vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.


6    Inventories

                                                       2002            2001
                                                    -------         -------

     Stores                                         178,213         199,971
     Distribution centers                            99,373          95,712
                                                    -------         -------

                                                    277,586         295,683
                                                    =======         =======


7    Recoverable Taxes

                                                              2002     2001
                                                            ------   ------

     Income tax and value-added sales taxes recoverable     93,715   27,250
     Other                                                   4,746    6,119
                                                            ------   ------

                                                            98,461   33,369
                                                            ======   ======

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


8    Property and Equipment

                                                                   2002                                 2001
                                 --------------------------------------   ----------------------------------

                                                 Accumulated                          Accumulated
                                          Cost  depreciation        Net        Cost  depreciation        Net
                                     ---------  ------------  ---------   ---------  ------------  ---------

     Land                              223,074                  223,074     307,970                  307,970
     Buildings                         511,588       58,104     453,484     589,910      65,495      524,415
     Refurbishments and
       improvements                    317,843      116,291     201,552     351,029     115,630      235,399
     Equipment and software            226,839      121,046     105,793     279,824     134,644      145,180
     Equipment under capital lease      23,189       13,150      10,039      42,001      10,560       31,441
     Fixtures and installations        139,043       78,293      60,750     165,324      81,788       83,536
     Vehicles                            7,658        5,762       1,896      11,053       6,977        4,076
     Other                               2,771          553       2,218       4,769         905        3,864
     Construction in progress            3,901                    3,901       6,123                    6,123
                                     ---------    ---------   ---------   ---------   ---------    ---------

                                     1,455,906      393,199   1,062,707   1,758,003     415,999    1,342,004
                                     =========    =========   =========   =========   =========    =========

     Interest capitalized on construction in progress during the year ended December 31, 2002 totaled U.S.$ 10,666 (U.S.$ 12,913 and U.S.$ 20,434, for
     2001 and 2000, respectively).


9    Goodwill and Other Acquired Intangible Assets

     Goodwill and identifiable intangible assets determined on acquisition are as follows:


                                                   2002               2001
                                               --------           --------

     Goodwill                                   222,782            320,474
     Tradenames                                  30,445             46,231
                                               --------           --------

                                                253,227            366,705
     Amortization                               (49,459)           (70,750)
                                               --------           --------

     Net                                        203,768            295,955
                                               ========           ========

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     Gross goodwill and other intangible assets are as follows:

                                                                            Gross
                                                                         --------

     Goodwill and other intangible assets acquired in 1998                234,741
     Goodwill and other intangible assets acquired in 1999                104,702
     Goodwill and other intangible assets acquired in 2000                153,049
     Goodwill and other intangible assets acquired in 2001 (Note 1(b))     29,136
     Goodwill and other intangible assets acquired in 2002 (Note 1(b))     31,370
     Accumulated translation loss                                        (299,771)
                                                                         --------

     Total goodwill and other intangible assets, gross                    253,227
                                                                         ========

     In connection with the adoption of SFAS No. 142, goodwill is no longer amortized in periods after December 31, 2001. Had goodwill not been amortized in the years ended December 31, 2001 and 2000, net income and basic and diluted earnings per thousand shares would have been as follows:

                                                       Year ended December 31
                                          -----------------------------------

                                               2002         2001         2000
                                          ---------   ----------   ----------

     Net income - as reported                60,477      100,671      160,182
     Add back: Goodwill amortization                      25,617       25,870
                                          ---------   ----------   ----------

     Adjusted net income                     60,477      126,288      186,052
                                          =========   ==========   ==========

     Earnings per thousand shares:
         Basic - as reported                   0.53         0.91         1.59
         Basic - adjusted                      0.53         1.15         1.84

         Diluted - as reported                 0.47         0.81         1.39
         Diluted - adjusted                    0.47         1.01         1.61

     Following a strategy review in 2002, the expected useful lives of certain tradenames were reduced prospectively from 19 to 8 years.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


10   Other Receivables

     In May 1999, the Company leased 25 stores from Paes Mendonca S.A., a retail chain, through its subsidiary, Novasoc. The initial lease term for the stores is for a five-year period renewable at the Company's option for two additional five-year periods. At December 31, 2002, 17 stores are leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments are equivalent to U.S.$ 2,300 in 2002 (2001 - U.S.$ 2,821; 2000 - U.S.$ 3,329) including an additional contingent rent based on 0.5% to 2.5% of store revenues. The contingent rental element totaled U.S.$ 355, U.S.$ 109 and U.S.$ 828 in each of the periods ended December 31, 2002, 2001 and 2000, respectively.

     In 1999 Novasoc paid expenses on behalf of Paes Mendonca S.A. totaling U.S.$ 53,166 which are contractually recoverable from Paes Mendonca S.A. at the end of the lease term. The receivable is remunerated based on the Indice Geral de Precos de Mercado - IGP-M (General Price Index), which increased by 25.3% (2001 - 10.4%) in nominal reais in 2002. The Company continues to discharge obligations to third parties on behalf of Paes Mendonca S.A. under the agreement. Total receivables at December 31, 2002, which will be due at the end of the lease term, are U.S.$ 67,796.

     The receivables are collateralized by lease renewal rights owned by Paes Mendonca S.A. for stores currently leased to Novasoc. The Company also has an option to purchase the shares of Paes Mendonca S.A. once certain trigger events occur. Paes Mendonca S.A. has a put option to require, under certain conditions, the Company to purchase its shares. Management does not expect to exercise its call option or expect conditions permitting the put option to be exercised before 2014.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


11   Short-term Debt

                                          Annual charges (i)                      2002      2001
                                          ----------------------------------  --------  --------

     Foreign-currency-denominated
        Import financing                  Foreign exchange (U.S.$)               4,918     9,199
     Brazilian reais
        Working capital (ii)              U.S. dollars + 3.3 to 33.9%
                                          swapped to 96.5 to 108.9%
                                          of CDI                               376,540   434,639
        Unrealized losses from cross-
          currency interest rate swaps                                                    23,289
        Other                                                                    2,044    17,815
                                                                              --------  --------

                                                                               383,502   484,942
                                                                              ========  ========

    (i) Annualized benchmark rate at December 31, 2002: CDI - Certificado de Deposito Interbancario, an interbank variable interest rate - 24.81% (2001 - 19.02%).

    (ii) Substantially U.S. dollar-denominated which was swapped into obligations denominated in Brazilian reais. The Company utilizes cross-currency interest rate swaps to manage its exposure on certain loans (Note 15(b)). Pursuant to Emerging Issue Task Force ("EITF") No. 02-02 "When Separate Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes", although the loan balances at December 31, 2002 of U.S.$ 272,063 were originally denominated in U.S. dollars and accrued fixed interest rates, the Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates. Unrealized gains from cross-currency interest rate swaps from the remaining balance are reported at fair value and recorded in current assets.

     Working capital financing is obtained from local banks and is used primarily to fund customer credit. Working capital financings are mostly secured by promissory notes and shareholders' sureties. Collateral for other borrowings comprises liens and mortgages on properties and shareholders' sureties.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


12   Long-term Debt

                                             Annual charges                         2002       2001
                                             -------------------------------   ---------   --------

     Foreign-currency-denominated
         BNDES lines of credit               (i) below                            28,232     32,402
     Brazilian reais
         Working capital (*)                 U.S. dollars + 5.0 to 18.7%
                                             swapped to 100.0 to 104.8% of
                                             CDI                                 157,072    125,205
         Unrealized losses from cross-
            currency interest rate swaps                                                     11,456
         BNDES lines of credit               (i) below                           120,037    211,398
         Debentures                          (ii) below                          157,430     59,095
         Other                                                                     2,208     12,937
                                                                                --------   --------

                                                                                 464,979    452,493
     Current portion of long-term debt                                           (79,132)   (70,905)
                                                                                --------   --------

                                                                                 385,847    381,588
                                                                                ========   ========

     (*) Substantially U.S. dollar-denominated which was swapped into obligations denominated in Brazilian reais (Note 15(b)). Pursuant to EITF No. 02-02, although the loan balances at December 31, 2002 of U.S.$ 142,885 were originally denominated in U.S. dollars and accrued fixed interest rates, the Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates. Unrealized gains from cross-currency interest rate swaps from the remaining balance, in addition to gains from swaps on the BNDES lines of credit and capital leases are reported at fair value and recorded in current or other assets, as appropriate.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(i)  BNDES line of credit

     The line of credit agreements, denominated in reais, granted by the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the TJLP (Taxa de Juros a Longo Prazo) rate plus an annual spread, or are denominated based on a basket of foreign currencies reflecting the BNDES's funding portfolio, plus an annual spread. Repayments are in monthly installments after expiration of a grace period.

                                                           Grace     Number of                       At December 31
                                                       period in       monthly  Due             -------------------
     Contract dated        Annual finance charge          months  installments  monthly through      2002      2001
     --------------------  ------------------------- ----------- -------------  --------------- --------- ---------

     October 23, 1997      TJLP + 3.5%                       12            60   August 2003         5,947    21,883
     October 23, 1997      Foreign currencies + 3.5%         12            60   November 2003       8,104    16,453
     October 23, 1997      TJLP + 3.5%                       12            60   August 2004        16,168    38,004
     November 16, 1999     TJLP + 3.5%                       12            60   December 2005      25,017    48,791
     January 13, 2000      TJLP + 3.5%                       12            72   January 2007       10,662    19,415
     November 10, 2000     TJLP + 1 to 3.5%                  20            60   May 2007           47,355    78,418
     November 10, 2000     Foreign currencies + 3.5%         20            60   July 2007          15,057    15,949
     December 14, 2000     TJLP + 2.0%                       20            60   June 2007           3,006     4,887
     April 16, 2001 (**)   TJLP + 3.5%                                     60   April 2006          4,680
     April 16, 2001 (**)   Foreign currencies + 3.5%                       60   April 2006          2,011
     March 12, 2002 (**)   Foreign currencies + 3.5%         12            48   March 2007          1,192
     April 25, 2002 (**)   TJLP + 3.5%                        6            60   October 2007        7,202
     April 25, 2002 (**)   Foreign currencies + 3.5%          6            60   October 2007        1,868
                                                                                                 --------  --------

                                                                                                  148,269   243,800
                                                                                                 ========  ========

     (**) The Company assumed these BNDES lines of credits on the acquisition of Se.

     In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2002 and 2001, U.S.$ 5,254 and U.S.$ 7,266, respectively, were added to the principal. The controlling shareholders provided sureties with respect to the amount drawn down.

     The Company may not offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain negative covenants measured in accordance with accounting practices adopted in Brazil, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and
     (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(ii) Debentures

                                                          Number of
                                                         debentures      Amount
                                                         ----------    --------

     At December 31, 2000                                   252,056     162,426
                                                           --------    --------
         Conversion
            Second issue/First series                      (125,206)    (73,390)
            Fourth issue                                        (92)        (43)
         Amortization - Second issue/First series                          (368)
         Amortization - Second issue/Second series                       (4,966)
         Interest, net of payments                                       (3,770)
         Translation gain                                               (20,794)
                                                           --------    --------

     At December 31, 2001                                   126,758      59,095
                                                           --------    --------

         Issuance - Fifth issue                              40,149     114,797
         Amortization - Second issue/First series                        (3,995)
         Interest, net of payments                                        6,682
         Translation gain                                               (19,149)
                                                           --------    --------

     At December 31, 2002                                   166,907     157,430
                                                           ========    ========

     Current portion                                                     22,639
                                                                       --------

     Long-term portion                                                  134,791
                                                                       ========

     . Second issue - In 1998, two series, comprising 175,000 debentures convertible into preferred shares and 25,000 non-convertible debentures (total nominal value of R$ 200,000 thousand). The debentures accrue annual interest of 13%, payable annually and indexed by the IGP-M, and are collateralized by certain cash equivalents and accounts receivable. The Company received proceeds equivalent to U.S.$ 168,427. At the option of the debentureholder, these may be converted into preferred shares based on the following ratios: (i) by July 1, 2001 - 33,333 shares per R$ 1,000 principal amount, (ii) July 1, 2001 to July 1, 2002 - 22,233 shares per R$ 1,000 principal amount and
          (iii) July 2, 2002 to July 1, 2003 - 11,133 shares per R$ 1,000 principal amount. The non-convertible debentures fall due up to July 2003.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


          In 1999, 23,375 of the 175,000 convertible debentures were converted into 779,158,875 preferred shares. In 2000, 24,569 convertible debentures were converted into 818,958,477 preferred shares. In 2001, 125,206 convertible debentures were converted into 4,173,491,598 preferred shares.

     . Third issue - In August 1999, the shareholders approved the third issue of subordinated debentures up to the limit of R$ 600,000 thousand (equivalent to U.S.$ 325,100 at issue date). The first series comprised 297,000 debentures convertible into preferred shares, matured on September 1, 2000 and were fully subscribed on September 24, 1999. The Company received proceeds equivalent to U.S.$ 154,818, net of commissions of U.S.$ 3,404. The Company's controlling shareholders assigned the right to subscribe the first series of this third issue debentures to the minority shareholder, the Casino Group. On August 30, 2000, all 297,000 debentures were converted by the holders into 5,999,994,000 preferred shares.

     . Fourth issue - On October 17, 2000, the shareholders approved the issue and private placement of R$ 100,000 thousand convertible debentures due August 2005. The Company received proceeds equivalent to U.S.$ 52,480, net of commissions of U.S.$ 477. The debentures are indexed to the TJLP and accrue annual interest of 3.5%. The portion of TJLP exceeding 4.5% will be capitalized and added to the nominal value of debentures on the dates of interest payment. Beginning September 1, 2000, at the option of the debentureholder, they may be converted into preferred shares based on the following ratios: (i) September 1, 2000 to August 30, 2003 - 12,821 shares per R$ 1,000 principal amount, (ii) August 31, 2003 to August 30, 2004 - 8,552 shares per R$ 1,000 principal amount and (iii) August 31, 2004 to August 31, 2005 - 4,282 shares per R$ 1,000 principal amount, all subject to adjustment for stock dividends, stock splits and reverse splits. In 2001, 92 convertible debentures outstanding were converted into 1,179,532 preferred shares.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     . Fifth issue - On October 4, 2002, the shareholders approved the issue and public placement limited to R$ 600,000 thousand of 60,000 non-convertible debentures. The Company received proceeds equivalent to U.S.$ 112,767, net of commissions of U.S.$ 1,586, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits ("Depositos Interfinanceiros" - DI) and accrue annual spread of 1.45% payable each six-months. The remuneration of the first series may be renegotiated or a put exercised at October 2004. The debentures of the first series fall due on October 1, 2007. The Company is required to comply with certain negative covenants measured in accordance with accounting practices adopted in Brazil: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders' equity; (ii) maintenance of a ratio between Net Debt and EBITDA, less than or equal to 4.

     The balance of debentures outstanding was as follows:

                                     Outstanding   Annual charges      2002     2001
                                    ------------   --------------  --------  -------

       2nd issue - 1st series              1,850   IGP-M + 13%          654      823
                   2nd series             25,000   IGP-M + 13%        4,578   11,123
       4th issue - single series          99,908   TJLP + 3.5%       32,580   47,149
       5th issue - 1st series             40,149   CDI + 1.45%      119,618
                                                                   --------  -------

                                                                    157,430   59,095
                                                                   ========  =======

     Current portion                                                 22,639    5,595
                                                                   --------  -------

     Long term portion                                              134,791   53,500
                                                                   ========  =======

      Companhia Brasileira de Distribuicao

      Notes to the Consolidated Financial Statements
      Expressed in thousands of U.S. dollars, unless otherwise stated
      --------------------------------------------------------------------------


(iii) Maturities

      Long-term portion of long-term debt maturities:

                                                   2002                2001
                                                -------             -------

      2003                                                          232,175
      2004                                      279,330              62,830
      2005                                       70,151              52,808
      2006                                       20,538              23,741
      2007                                       15,828              10,034
                                                -------             -------

                                                385,847             381,588
                                                =======             =======


13    Leases

      A significant portion of retail units are leased under operating lease agreements, generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial noncancellable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2002, the effective rate of rentals was 1.66% (2001 - 1.76%) of gross sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     Certain store and computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to noncancellable capital and operating leases and imputed interest on capital leases as of December 31, 2002 are summarized below:
                                                             Capital   Operating
                                                              leases      leases
                                                             -------   ---------

     2003                                                     10,622      52,182
     2004                                                      7,397      46,425
     2005                                                      2,555      37,487
     2006                                                                 32,462
     2007                                                                 28,805
     Thereafter                                                           66,447
                                                             -------     -------

     Total minimum lease payments                             20,574     263,808
                                                             =======     =======

     Imputed interest                                         (2,207)
                                                             -------

     Present value of minimum capitalized lease payments      18,367
                                                             =======

     Current portion                                           9,178
                                                             -------

     Long-term capitalized lease obligations                   9,189
                                                             =======

     Net rental expense included in selling, general and administrative expenses, consists of the following:

                                                       2002      2001      2000
                                                    -------   -------   -------

     Minimum rentals                                 60,092    68,021    71,789
     Contingent rentals                              13,264    11,759     9,982
     Sublease rentals                                (9,616)   (6,651)   (8,084)
                                                    -------   -------   -------

                                                     63,740    73,129    73,687
                                                    =======   =======   =======

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


14   Shareholders' Equity

(a)  Share capital

     At December 31, 2002, subscribed and paid-in capital was comprised of 49,715,328 thousand (2001 - 49,590,328 thousand) preferred shares and 63,470,811 thousand (2001 - 63,470,811 thousand) common shares. The shares have no par value. Total authorized share capital, up to which shares may be issued without changing the Company's charter, is 150,000,000 thousand shares.

     Activity in the capital account and number of shares in 2002:

                                                    Number of shares - thousand
                                                    ---------------------------

                                                      Preferred          Common
                                                     ----------      ----------

     At January 1, 2002                              49,590,328      63,470,811
         Subscription - stock options (Note 14(d))
                Series 2                                120,900
                Series 3                                  4,100
                                                     ----------      ----------

                                                        125,000
                                                     ----------      ----------

     At December 31, 2002                            49,715,328      63,470,811
                                                     ==========      ==========

     The Annual and Extraordinary General Meetings held on April 26, 2001 approved the subscription of 612,056,784 common shares and 310,993,184 preferred shares. At the shareholders' option, part of the interest attributed to equity, which had been recorded as an obligation at December 31, 2000, was capitalized in the amount of U.S.$ 30,264.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(b)  Share rights

     The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's charter to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporate Law, and a proportional amount of any additional dividends declared.

     The Company's charter provides that, to the extent funds are available, dividends are to be paid in the following order: (i) a minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares, (ii) a dividend to the common shares in the amount of R$ 0.15 per thousand common shares up to (or if determined by the shareholders, in excess of) the mandatory distribution (25% of adjusted net income as determined under accounting principles prescribed in the Brazilian Corporate Law), (iii) dividends to the preferred shares and the Company's common shares in equal amounts per share up to (or, if determined by the shareholders, in excess of) the mandatory distribution, subject, in the case of clauses (ii) and (iii), to any determination by the Board of Directors ("Conselho de Administracao") that such distribution would be inadvisable in view of the Company's financial condition.

     Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax. At December 31, 2002, the proposed dividend was U.S.$ 16,823 (Note 14(f)), which is only reflected as an obligation once approved and declared by the shareholders.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(c)  Share warrants

     In 1999, 4,127 preferred share warrants (the proceeds from which totaled U.S.$ 47) and 12,571,751 common share warrants (the proceeds from which totaled U.S.$ 181,868) were issued. Each share warrant is exercisable for 1,000 shares. The amount paid for the warrants may not be applied against the purchase price of the future shares to be issued. The price to be paid for the common shares will be the greater of (i) R$ 82.13 adjusted for the higher of the general price index (IGP-M) variation or the variation of the real to the U.S. dollar (price in U.S. dollars equal to U.S.$ 45.00) or,
     (ii) the average trading price of the common shares in the five days prior to exercise as adjusted by higher of the average of the IGP-M variation or U.S. dollar variation. Preferred share warrants are exercisable at R$ 65.70 adjusted by the IGP-M index.

     In the two-year period ending August 31, 2003, 6,285,876 common share warrants may be exercised and the remaining 6,285,875 common share warrants may be exercised as from August 31, 2002 through August 31, 2004. This ratio will be adjusted proportionately in the event of any reverse splits, splits or distribution of stock dividends. The preferred and common share subscription warrants were acquired by the minority shareholder, the Casino Group.

(d)  Stock option plan

     In 1997, the shareholders approved a compensatory stock option plan for management and certain employees of the Company. The Company's stock option plan (the "Plan") is designed to obtain and retain the services of executives and certain employees. Only options covering preferred shares are granted under the Plan.

     The Plan is administered by a committee elected by the Board of Directors. This committee periodically grants share options setting the terms thereof and determining the employees to be included. When share options are exercised, the Company can issue new shares or transfer treasury shares to the new shareholder. The Plan stipulates that 50% of the granted options will vest and can be exercised at the end of three years and the remaining 50% will vest and can be exercised at the end of five years. The exercise term expires three months after the vesting dates.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     In 1999, the Board of Directors approved a new issue of options convertible into 3,400,000 thousand preferred shares to be granted under the Plan. On March 31, 2000, the Company issued 305,975 options with an exercise price of U.S.$ 30.69 per thousand shares. On April 2, 2001, the Company issued 361,660 stock options with an exercise price of U.S.$ 29.65 per thousand shares. On March 15, 2002, the Company issued 412,600 stock options with an exercise price of U.S.$ 19.96 per thousand shares.

                                                                            Share options (thousands)
                                                                            ------------------------

                                                                                  2002          2001
                                                                            ----------    ----------
     Granted
         Options outstanding at beginning of year                            1,424,074     1,653,799
         Options exercised
            Series 1 - December 7, 2001 - capital increase of U.S.$ 613                      (90,600)
            Series 3 - December 7, 2001 - capital increase of U.S.$ 3,513                   (500,785)
            Series 3 - April 10, 2002 - capital increase of U.S.$ 26            (3,400)
            Series 2 - December 19, 2002 - capital increase of U.S.$ 684      (120,900)
            Series 3 - December 19, 2002 - capital increase of U.S.$ 4            (700)
         Series 5 (issued April 2, 2001)                                                     361,660
         Series 6 (issued March 15, 2002)                                      412,600
                                                                            ----------    ----------

     Outstanding options granted at end of year                              1,711,674     1,424,074
                                                                            ==========    ==========

     Share options available at end of year for future grants                2,319,765     2,732,365
                                                                            ==========    ==========

     The Company has chosen to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Beginning in 2000, the plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through to the exercise date. Under variable plan accounting, periodic changes in the differences between the market price of the Company's stock and the exercise prices of the outstanding options are recognized as compensation expense. The compensation cost relates only to the fixed plans. No costs were determined for the variable plans as the year-end exercise price exceeded the quoted market prices.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                            U.S.$
                                                         ----------------------------------------

                                                                   2002         2001         2000
                                                           ------------  -----------  -----------

     Range of year-end exercise prices for outstanding
         options at balance sheet date exchange rates
         (U.S.$ per thousand shares)                        10.69-24.50   5.43-27.58   6.45-30.69

     Weighted average grant-date exercise price of
         options (U.S.$ per thousand shares)                      17.49        17.05        14.74

     Weighted average grant-date quoted market price of
         shares (U.S.$ per thousand shares)
         (based on quoted market value at date
         granted)                                                 21.07        20.82        18.98

     Year-end quoted market price of shares at balance
         sheet exchange rates (based on quoted market
         value at the end of each year)
         (U.S.$ per thousand shares)                              15.42        21.33        36.46

     Compensation cost recognized for the year
         ended December 31                                          912        1,853        2,083

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


The following table illustrates the effect on net income and earnings per thousand shares if the Company had applied the fair value method to its stock-based compensation, as required under the disclosure provisions of SFAS No. 123.

                                                                      Year ended December 31
                                                            --------------------------------

                                                                2002        2001        2000
                                                            --------    --------    --------

     Net income - as reported                                 60,477     100,671     160,182
     Add: stock-based employee compensation
         included in reported net income                         912       1,853       2,083
     Deduct: total stock-based employee compensation
         expense determined under fair value based method
         for all awards                                       (4,182)     (6,388)     (5,631)
                                                            --------    --------    --------

     Net income - pro forma                                   57,207      96,136     156,634
                                                            ========    ========    ========

     Earnings per thousand shares:
         Basic - as reported                                    0.53        0.91        1.59
         Basic - pro forma                                      0.51        0.87        1.55

         Diluted - as reported                                  0.47        0.81        1.39
         Diluted - pro forma                                    0.45        0.77        1.36

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model assuming: expected dividend yield of 1.65% in 2002, 1.78% in 2001, 2.70% in 2000, expected volatility of approximately 40.85% in 2002, 53.36% in 2001, 69.90% in 2000, weighted average risk-free interest rate of 13.43% in 2002, 12.57% in 2001, 14.00% in 2000 and an expected average life of four years.

(e)  Appropriated retained earnings

     These reserve balances reflect the amounts in the financial statements prepared in accordance with the Brazilian Corporate Law, which are restricted as to distribution. The tax incentive and statutory reserves may be transferred to capital or used to absorb losses in the statutory accounting records, but are not, generally, available for distribution as cash dividends.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     The statutory reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company's financial statements prepared in accordance with the Brazilian Corporate Law.

     The tax incentive reserve arises from an option to apply a portion of income tax otherwise payable for the acquisition of capital stock of companies undertaking specified government-approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve. No recapture provisions are required to be satisfied unless the corresponding capital reserve presented in the financial statements prepared in accordance with the Brazilian Corporate Law is used to pay dividends, at which time the income tax not previously paid on such credits would become due, together with penalties. The Company does not intend to pay dividends out of its capital reserves. As such amounts are generally restricted as to distribution in the form of dividends, an equal amount is appropriated from retained earnings.

     The unrealized income reserve represents inflationary profits arising from the system of indexation of Brazilian Corporate Law financial statements in force up to December 31, 1995. The Company transfers this reserve to unappropriated retained earnings as the underlying assets are depreciated or disposed of, at which time it becomes available for dividend distributions.

(f)  Unappropriated retained earnings

     Brazilian law permits the payment of dividends only in reais and these are limited to the retained earnings balances in the financial statements prepared in accordance with the Brazilian Corporate Law. Distributable retained earnings (summation of the following accounts in the statutory financial statements: Reserva para expansao de lucros and Reserva de retencao de lucros), net of the proposed dividend distribution of R$ 59,441 (U.S.$ 16,823 at December 31, 2002), aggregated R$ 407,978 thousand at December 31, 2002, equivalent to U.S.$ 115,467 at the current rate of exchange. Accordingly, the unappropriated retained earnings balance in the U.S. GAAP balance sheet at December 31, 2002 of U.S.$ 318,337 is not immediately available for distribution.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(g)  Earnings per share

                                                           Year ended December 31, 2002              Year ended December 31, 2001
                                                 --------------------------------------    --------------------------------------

                                                  Preferred        Common         Total     Preferred        Common         Total
                                                 ----------    ----------   -----------    ----------    ----------   -----------
     Basic numerator
       Actual dividends declared                      9,320        11,912        21,232
       Basic allocated undistributed earnings        17,227        22,018        39,245        42,887        57,784       100,671
                                                 ----------    ----------   -----------    ----------    ----------   -----------

       Allocated net income available for
             common and preferred shareholders       26,547        33,930        60,477        42,887        57,784       100,671
                                                 ==========    ==========   ===========    ==========    ==========   ===========

     Basic denominator (in thousands of
       shares)
         Weighted-average number of
           shares                                49,660,891    63,470,811   113,131,702    46,883,772    63,168,975   110,052,747
                                                 ==========    ==========   ===========    ==========    ==========   ===========

       Basic earnings per thousand
         shares (U.S.$)                                0.53          0.53                        0.91          0.91
                                                 ==========    ==========                  ==========    ==========

     Diluted numerator
       Actual dividends declared                      8,564        12,668        21,232
       Diluted allocated undistributed earnings      15,830        23,415        39,245        39,434        61,237       100,671
                                                 ----------    ----------   -----------    ----------    ----------   -----------

       Allocated net income available for
         common and preferred shareholders           24,394        36,083        60,477        39,434        61,237       100,671
                                                 ==========    ==========   ===========    ==========    ==========   ===========

     Diluted denominator (in thousands of
       shares)
         Weighted-average number of
           shares                                49,660,891    63,470,811   113,131,702    46,883,772    63,168,975   110,052,747
         Stock options                            1,746,557                   1,746,557     1,885,415                   1,885,415
         Share warrants                               4,127    12,571,751    12,575,878         4,127    12,571,751    12,575,878
                                                 ----------    ----------   -----------    ----------    ----------   -----------

         Diluted weighted-average number of
           shares                                51,411,575    76,042,562   127,454,137    48,773,314    75,740,726   124,514,040
                                                 ==========    ==========   ===========    ==========    ==========   ===========

         Diluted earnings per thousand
           shares (U.S.$)                              0.47          0.47                        0.81          0.81
                                                 ==========    ==========                  ==========    ==========

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                    Year ended December 31, 2000
                                                         ---------------------------------------

                                                           Preferred        Common         Total
                                                         -----------   -----------   -----------
     Basic numerator
         Actual dividends declared                            40,976        67,610       108,586
         Basic allocated undistributed earnings               19,470        32,126        51,596
                                                         -----------   -----------   -----------

         Allocated net income available for common and
            preferred shareholders                            60,446        99,736       160,182
                                                         ===========   ===========   ===========

     Basic denominator (in thousands of shares)
         Weighted-average number of shares                38,095,701    62,858,755   100,954,456
                                                         ===========   ===========   ===========

         Basic earnings per thousand shares (U.S.$)             1.59          1.59
                                                         ===========   ===========

     Diluted numerator
         Actual dividends declared                            37,531        71,055       108,586
         Diluted allocated undistributed earnings             17,833        33,763        51,596
                                                         -----------   -----------   -----------

         Allocated net income available for common and
            preferred shareholders                            55,364       104,818       160,182
                                                         ===========   ===========   ===========

     Diluted denominator (in thousands of shares)
         Weighted-average number of shares                38,095,701    62,858,755   100,954,456
         Stock options                                     1,741,725                   1,741,725
         Share warrants                                        4,127    12,571,751    12,575,878
                                                         -----------   -----------   -----------

         Diluted weighted-average number of shares        39,841,553    75,430,506   115,272,059
                                                         ===========   ===========   ===========

         Diluted earnings per thousand shares (U.S.$)           1.39          1.39
                                                         ===========   ===========

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


15   Financial Instruments and Risk Management

(a)  Concentration of credit risk

     The Company's sales are direct to customers. Credit risk is minimized due to the large customer base and ongoing control procedures that monitor the creditworthiness of customers. Advances to suppliers are made only to select long-standing suppliers. The financial condition of suppliers is analyzed on an ongoing basis to limit credit risk.

     In order to minimize credit risk from investments, the Company adopts policies restricting cash and/or investments that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

(b)  Foreign exchange and interest rate risk management

     All derivative financial instruments at December 31, 2002 and 2001 were recorded on the balance sheet and include cross-currency interest rate swaps.

     The Company enters into cross-currency interest rate swaps to mitigate foreign exchange risk on U.S. dollar denominated fixed interest debt. The realized and unrealized gains and losses on the swap agreements used to manage risks related to foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in "Financial expense - interest expense". At December 31, 2002, the Company has cross-currency interest rate swaps outstanding of which the fair value asset (liability) amount was U.S.$ 16,042 (2001 - U.S.$ (34,745)).

     The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt (Note 11) and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of December 31, 2002, the U.S. dollar-denominated short-term and long-term debt balances of U.S.$ 538,530 (2001 - U.S.$ 569,043), include financings of U.S.$ 533,612 (2001 - U.S.$ 559,844) at weighted average interest rates of 11.8% per annum (2001 - 6.9%) which were covered by floating rate swaps, linked to a percentage of an interbank variable interest rate (CDI), in Brazilian reais accruing an average weighted rate of 103.6% of CDI (2001 - 101.4% of CDI). Pursuant to EITF No. 02-02, the amount of U.S.$ 414,948 was treated on a combined basis as though the loans were originally denominated in reais and linked to a percentage of CDI.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     At December 31 the notional amounts of the cross-currency interest rate swaps from U.S. dollar-denominated contractual amounts were as follows:

                                                                              Notional      Fair market
                                                                           outstanding    value - asset
                                                                                amount  (liability) (*)
                                                                           -----------  ---------------

     2001     Short-term debt                                                  434,639         (23,289)
     2001     Long-term debt                                                   125,205         (11,456)
                                                                                        ---------------

                                                                                               (34,745)
                                                                                        ===============

     2002     Cross-currency interest rate swaps (current assets) (**)           3,363           1,890
     2002     Cross-currency interest rate swaps (other assets) (**)             2,199           1,170
     2002     Short-term debt                                                  104,477          11,697
     2002     Long-term debt                                                    14,187           1,285
                                                                                        ---------------

                                                                                                16,042
                                                                                        ===============

     (*) Fair market value gain (loss) under outstanding cross-currency interest rate swaps.

     (**) Cross-currency interest rate swaps on the BNDES lines denominated based on a basket of foreign currencies and capital leases.

     The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. Gains (losses) from derivative activities totaled U.S.$ 147,429, U.S.$ (24,195), and U.S.$ 4,678 in the years ended December 31, 2002, 2001, and 2000, respectively, and are included in "Financial expense - interest expense".

(c)  Fair value of financial instruments

     The carrying value of the Company's financial instruments, at each balance sheet date, approximates fair value, reflecting the short-term maturity or frequent repricing of these instruments. In estimating the fair value of the derivative positions, quoted market prices are used, if available, or quotes are obtained from outside sources.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     Fair value estimates are made at a specific date, based on relevant market information about the financial instrument and based on quotations made on similar issues. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The carrying amounts approximate the fair value of the liabilities.


16   Commitments and Contingencies

     The following probable losses have been identified based on the advice of outside legal counsel and are provided in Accrued liability for legal proceedings:

                                                               2002        2001
                                                           --------    --------
     Taxes
         Taxes on revenues and income                       167,087     148,398
         Tax on bank account transactions and other          32,347      28,332
     Labor claims and social security                        70,283      86,655
                                                           --------    --------

     Total accrued liability for legal proceedings          269,717     263,385
                                                           ========    ========

(a)  Taxes

     The Company is party to certain lawsuits and administrative proceedings before various courts and governmental agencies, including with respect to certain tax liabilities arising from the ordinary course of business.

(i)  Taxes on revenues and income

     The Company considers certain taxes levied are unconstitutional; however, as it is required by law to pay these taxes, in certain cases amounts are deposited into court escrow accounts, although provisions are maintained, as the obligations have not been extinguished.

     Taxes on revenues include the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS"). The rate for COFINS increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes, based on the Company's understanding that the increases are unconstitutional.

      Companhia Brasileira de Distribuicao

      Notes to the Consolidated Financial Statements
      Expressed in thousands of U.S. dollars, unless otherwise stated
      --------------------------------------------------------------------------


      During 1997, the Company deducted additional depreciation expense arising from an inflation indexation adjustment to reduce income tax payable, although a full provision has been recorded for the benefits of the deduction. The balance of the provision at December 31, 2002 and 2001 was U.S.$ 12,458 and U.S.$ 11,182, respectively. In 2000 the Company reversed U.S.$ 9,681 of the provision as a result of a partial favorable court ruling.

      Other possible (unprovided) income tax related contingencies include the following:

      . The Company is challenging a limitation on tax loss offsets imposed by Brazilian law. Federal income tax regulations determine that tax losses available for offsetting income are limited to 30% of annual income before tax. The Company is challenging this limitation on the grounds that it is unconstitutional, and has obtained a legal injunction providing protection against possible fines. In the event that the Company's position does not prevail, interest on late payment of taxes, not exceeding U.S.$ 2,500, would be charged.

(ii)  Tax on bank account transactions

      A tax levied on bank account transactions and redemption of financial investments (Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF")), was enacted in 1999. The rate has varied between 0.20% to 0.38% for the period from June 1999 through December 2002. The Company, based on advice of legal counsel, is prosecuting legal action against the tax authorities claiming that this tax is unconstitutional and has instructed its banking agents not to withhold the tax on its behalf. The Company has obtained an injunction to avoid the withholding and payment of the CPMF taxes. The amounts have been fully provisioned and totaled U.S.$ 28,548 at December 31, 2002 (2001 - U.S.$ 26,138).

(iii) Other tax related matters

      The Company filed an injunction seeking protection from non-payment of the Contribuicao Social sobre o Lucro ("Social contribution") in 1990, in which it claimed the tax was unconstitutional since the tax should have been enacted by a complementary law to the Brazilian Constitution. The social contribution is a Federal tax on income levied at rates of between 8% and 12%. The Federal government filed a legal action against a number of companies in Brazil, but the Company was not included among the companies subject to such appeal. Based on the advice of counsel, the Company believes that the Federal government does not have the legal grounds to claim the Social contribution tax.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(iv) Tax audits

     Direct and indirect taxes are open to audit by the tax authorities for varying prescriptive periods which, with the exception of labor related taxes, normally do not exceed five years.

(b)  Labor claims and social security

     The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2002, such lawsuits collectively involve claims equivalent to U.S.$ 27,857 (2001 - U.S.$ 35,287). At December 31, 2002 the
     Company has a provision of U.S.$ 3,581 (2001 - U.S.$ 4,400) for labor related loss contingencies. At each period end, management, with advice from external and internal counsel, evaluates these contingencies in light of SFAS No. 5, "Accounting for Contingencies", and provides for losses where probable and reasonably estimable.

     The Company is prosecuting a claim against the social security authorities
     (INSS), asserting that it had overpaid certain amounts relating to the contributions for education allowance and workers' compensation. The Company obtained an injunction providing protection while the case is decided and allowing the Company to offset the amounts against payroll taxes. The Company has recorded a provision of U.S.$ 66,702 at December 31, 2002 (2001 - U.S.$ 82,255) which will be maintained until a favorable ruling is obtained against which the authorities are unable to appeal.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(c)  Government severance and indemnity plan

     The Company maintains no private pension plans for its employees but makes monthly contributions based on payroll to the government pension, social security and severance indemnity plans, and such payments are expensed as incurred. The Company is required to contribute 8.5% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Under Brazilian law, the Company is also required to pay termination benefits to employees dismissed without just cause. The amount of the benefit is calculated as 50% of the accumulated contributions made by the Company to the FGTS during the employee's period of service. The Company does not accrue for these termination payments before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Terminations occur in the ordinary course of business and are not material to the consolidated statement of financial condition, statement of operations or liquidity. Amounts paid to former employees on dismissal totaled U.S.$ 11,293, U.S.$ 14,467 and U.S.$ 12,604 for the years ended December 31, 2002, 2001 and 2000, respectively.

(d)  Restricted escrow deposits

     The Company is contesting the payment of certain taxes, contributions and labor related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions. Deposits that relate to taxes contested for which the Company has received favorable rulings or for which loss is not considered probable, in the amount of U.S.$ 2,636 and U.S.$ 3,825 at December 31, 2002 and 2001, respectively, have no offsetting provisions. The remaining restricted deposits are related to the Accrued liability for legal proceedings, which is sufficient to meet probable and reasonably estimable losses from such deposits in the event of unfavorable rulings. Although there can be no assurance that the Company will prevail in every case, management does not believe that the ultimate disposition of these matters will have a material effect on its financial condition or results of operation.

(e)  Profit sharing plan

     The Company's charter authorizes the use of a profit sharing plan for management and employees, which has not been formally implemented.

     Companhia Brasileira de Distribuicao

     Notes to the Consolidated Financial Statements
     Expressed in thousands of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


17   Related Party Balances and Transactions

     Leases - The Company currently leases properties from certain shareholders and their immediate families. Aggregate payments in 2002 under these operating leases were U.S.$ 4,610 (2001 - U.S.$ 5,284 and 2000 - U.S.$
     6,388).

     In 1999, the Casino Group subscribed to convertible debentures issued by the Company. In August 2000, these debentures were converted into 5,999,994 thousand preferred shares (Note 12(ii)). In November 2000, the Casino Group subscribed 41,962 convertible debentures issued by the Company. Interest expense related to the debentures was U.S.$ 2,180, U.S.$ 1,582 and U.S.$ 17,806 in 2002, 2001 and 2000, respectively.

     Financial income arose from certain current account balances with the controlling shareholders (Note 4).


18   Major Non-cash Transactions

     In 2002, the Company financed certain purchases of real estate and other acquisitions through seller financing in the amount of U.S.$ 5,994 (2001 - U.S.$ 25,853 and 2000 - U.S.$ 56,142).

     In 2002, the Company acquired equipment under capital lease agreements in the amount of U.S.$ 13,075 (2001 - U.S.$ 8,275 and 2000 - U.S.$ 9,321).

     The capital subscription in 2001 was made through the capitalization of U.S.$ 30,264 (U.S.$ 8,505 subscribed for preferred shares and U.S.$ 21,759 for common shares) relating to part of the interest attributed to equity which had been recorded as an obligation at December 31, 2000.

     The conversions of debentures into share capital are non-cash transactions (Note 12(ii)).



                                      * * *

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      COMPANHIA BRASILEIRA DE DISTRIBUICAO


                                      By:  /s/ Augusto Marques da Cruz Filho
                                           -------------------------------------
                                           Name:  Augusto Marques da Cruz Filho
                                           Title:  Chief Executive Officer




                                      By:  /s/ Fernando Queiroz Tracanella
                                           -------------------------------------
                                           Name:  Fernando Queiroz Tracanella
                                           Title:  Investor Relations Officer
Dated:  June 18, 2003

     CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

         I, Augusto Marques da Cruz Filho, certify that:

         1. I have reviewed this annual report on Form 20-F of Companhia Brasileira de Distribuicao;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

              (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

         The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/ Augusto Marques da Cruz Filho
---------------------------------
Augusto Marques da Cruz Filho
Chief Executive Officer and acting Chief Financial Officer
June 18, 2003