Form 20-F
period 2003-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2004-06-21
CIK 1038572

SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
             REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2003
                                       OR
            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                         Commission file number: 1-14626
                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
             (Exact Name of Registrant as Specified in its Charter)
                         Brazilian Distribution Company
                 (Translation of Registrant's Name into English)

                          Federative Republic of Brazil
                         (Jurisdiction of Incorporation)

                   Avenida Brigadeiro Luiz Antonio, no. 3,142
                         01402-901 Sao Paulo, SP, Brazil
                    (Address of Principal Executive Offices)
                           __________________________

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:
   Title of Each Class                                Name of Each Exchange on
   Preferred Shares, without par value*               Which Registered:
   American Depositary Shares (as evidenced by        New York Stock Exchange**
       American Depositary Receipts), each            New York Stock Exchange
       Representing 1,000 shares of Preferred Shares

                           ___________________________

         *The Preferred Shares are non-voting, except under limited circumstances.
         **Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.
                           ___________________________

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:
                                      None.
                          _____________________________

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act:
                                      None.
                          _____________________________

         The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUICAO as of December 31, 2003 was:

              63,470,811,399 Common Shares, no par value per share
             49,971,428,034 Preferred Shares, no par value per share

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                                  Yes |X| No __

         Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 __ Item 18 |X|

                                Table of Contents

                                                                          Page
                                                                          ----


                                     PART I

ITEM 1       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............2
ITEM 2       OFFER STATISTICS AND EXPECTED TIMETABLE..........................2
ITEM 3       KEY INFORMATION..................................................3
ITEM 4       INFORMATION ON THE COMPANY......................................10
ITEM 5       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................26
ITEM 6       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................38
ITEM 7       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............45
ITEM 8       FINANCIAL INFORMATION...........................................50
ITEM 9       THE OFFER AND LISTING...........................................54
ITEM 10      ADDITIONAL INFORMATION..........................................59
ITEM 11      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......74
ITEM 12      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........80

                                     PART II

ITEM 13      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................80
ITEM 14      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS.............................................80
ITEM 15      CONTROLS AND PROCEDURES.........................................80
ITEM 16      [Reserved]......................................................80

                                    PART III

ITEM 17      FINANCIAL STATEMENTS............................................82
ITEM 18      FINANCIAL STATEMENTS............................................83
ITEM 19      EXHIBITS........................................................83

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

         At June 14, 2004, the commercial market rate for purchasing U.S. dollars was R$3.165 to US$1.00.

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3    KEY INFORMATION

3A.      Selected Financial Data

         The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 appear elsewhere in this annual report, together with the report of PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil, independent auditors. The selected financial information at December 31, 2001, 2000 and 1999 and for each of the two years ended December 31, 2000 has been derived from our U.S. GAAP financial statements, not included elsewhere in this annual report.

                                                               At and for the Year Ended December 31,
                                                     2003         2002         2001          2000         1999
                                                     (millions of U.S. dollars, except share, per share and per
                                                                            ADS amounts)
     Statement of operations data
     Net sales revenue..........................   $ 3,534.6    $ 3,257.6    $  3,515.4    $ 4,190.0    $  3,205.4
     Cost of sales..............................    (2,538.1)    (2,345.2)     (2,506.8)    (3,015.7)     (2,321.5)
                                                   ----------   ----------   -----------   ----------    ----------
     Gross profit...............................       996.5        912.4       1,008.6      1,174.3         883.9
     Selling, general and administrative
     expenses...................................      (695.3)      (660.4)       (743.7)      (892.5)       (643.8)
     Depreciation and amortization..............      (115.5)      (107.8)       (146.2)      (135.4)        (87.3)
     Other  operating income, net...............         2.4          1.5           0.7          4.0          (0.7)
     Operating income...........................       188.1        145.7         119.4        150.4         152.1
     Financial income...........................       179.3        158.3         142.3        188.3         154.7
     Financial expense..........................      (221.5)      (222.9)       (161.7)      (172.5)       (374.6)
     Income (loss) before taxes.................       145.9         81.1         100.0        166.2         (67.8)
     Income tax (expense) benefit:
         Current....................................    (7.9)       (11.8)        (16.5)        (9.2)         (7.5)
         Deferred...................................   (25.1)        (8.8)         17.2          3.2          25.7
                                                   ----------   ----------   -----------   ----------    ----------
     Net income (loss)..........................   $   112.9    $    60.5    $    100.7    $   160.2    $    (49.6)
                                                   ==========   ==========   ===========   ==========    ==========

     Basic earnings (loss) per 1,000 shares (1).
         Preferred..............................         1.05         0.53         0.91          1.59        (0.60)
         Common.................................         0.96         0.53         0.91          1.59        (0.60)
     Diluted earnings (loss) per 1,000 shares...
         Preferred..............................         1.05         0.53         0.91          1.57        (0.60)
         Common.................................         0.95         0.53         0.91          1.57        (0.60)

     Earnings (loss) per ADS....................         1.05         0.53         0.91          1.59        (0.60)

     Dividends declared and interest on equity
           per 1,000 shares (2).................         0.18         0.19          -            1.07         0.11
     Weighted average number of shares
                outstanding (in thousands).....
         Preferred.............................    49,725,151   49,596,794    46,912,582   38,095,701    29,134,774
         Common................................    63,470,811   63,470,811    63,168,975   62,858,755    53,626,937
             Total                                113,195,962  113,067,605   110,081,557  100,954,456    82,761,711

     Balance sheet data
     Cash and cash equivalents..................   $    339.9   $    315.7   $    451.7    $    456.2   $    704.6
     Property and equipment, net................      1,384.0      1,062.7      1,342.0       1,435.4      1,128.9
     Total assets...............................      3,171.2      2,527.7      3,056.4       3,305.7      2,840.3
     Short-term debt (including current portion
           of long-term debt)...................        613.3        460.9        555.8         519.2        524.5
     Long-term debt.............................        230.0        385.1        381.6         425.9        397.1
     Shareholders' equity.......................      1,237.9        932.6      1,396.7       1,404.7      1,220.1
      Capital stock.............................   $  1,670.6   $  1,498.2   $  1,288.6    $  1,180.8   $    901.1
     Number of shares outstanding (in
     thousands):
           Preferred shares.....................   49,971,428   49,715,328    49,590,328   44,513,279    34,402,519
           Common shares........................   63,470,811   63,470,811    63,470,811   62,858,755    62,858,755

     Other financial information
       Net cash provided by (used in):
     Operating activities.......................   231.6            166.5        119.2         122.1        175.7
     Investing activities.......................  (207.6)          (348.2)      (274.6)       (717.1)      (464.7)
     Financing activities.......................   (61.3)           181.6        113.8         293.3        628.9
     Capital expenditures.......................   185.2            348.4        275.2         720.5        464.7


------------------------
(1) Beginning in 2003, each preferred share shall receive a dividend 10% higher than the dividend paid to each common share. Both preferred and common shares effectively participate equally in earnings in 2002, 2001, 2000 and 1999. See "Item 8A - Financial Information - Consolidated Financial Statements and Other Financial Information - Dividend Policy and Dividends."
(2) In accordance with Brazilian corporate law, we can distribute a notional, tax-deductible interest charge attributable to shareholders' equity as an alternative form of payment to shareholders. Dividends declared and interest on equity per 1,000 shares in reais were R$0.53 per 1,000 in 2003, R$0.55 in 2002, R$1.93 in 2000 and R$0.19 in 1999. A
         dividend of R$0.51 per 1,000 preferred shares and R$0.46 per 1,000 common shares was approved and declared at our general shareholders' meeting held on April 30, 2004.

                                                                    At and for the Year Ended December 31,
                                                          2003         2002         2001          2000          1999
Operating Data
  Employees at end of period (1)....................      55,557        57,898       52,060       50,106        39,642
  Total square meters of selling area at end of
  period............................................     982,701       979,723      866,280      815,291       663,237
  Number of stores at end of period:
     Pao de Acucar..................................         208           188          176          186           146
     CompreBem Barateiro ...........................         172           148          150          111            83
     Extra..........................................          62            60           55           53            46
     Extra Eletro...................................          55            54           62           66            74
     Se and CompreBem (5)...........................          --            50           --           --            --
                                                         -------       -------      -------      -------       -------
     Total number of stores at end of period........         497           500          443          416           349
Net sales revenues per employee (4)(6)(7):
     Pao de Acucar..................................    $ 64,753      $ 67,262     $ 63,149     $ 61,536      $ 64,773
     CompreBem Barateiro............................      67,622        66,345       43,045       66,811        60,020
     Extra..........................................      86,576        82,829       75,246       75,147        74,086
     Extra Eletro...................................     121,365       100,434      122,796       99,834        72,192
     Se and CompreBem (5)...........................          --        20,325           --           --            --
     Total net sales revenues per employee..........    $ 75,283      $ 68,619     $ 65,970     $ 70,048      $ 68,625
Net sales revenues by store format (2)(4):
     Pao de Acucar..................................    $  1,122      $    977     $    906     $    828      $    701
     CompreBem Barateiro............................         628           530          376          353           231
     Extra..........................................       1,702         1,527        1,344        1,262           934
     Extra Eletro...................................          83           115          162          155           121
     Se and CompreBem (5)...........................          --           109           --           --            --
                                                         -------       -------      -------      -------       -------
     Total net sales................................    $  3,535       $ 3,258      $ 2,788      $ 2,598       $ 1,987
Average monthly net sales revenue per square meter (3)(4)(6):
     Pao de Acucar..................................    $  351.0       $ 372.7      $ 340.9      $ 330.1       $ 342.2
     CompreBem Barateiro ...........................       276.8         258.5        181.0        243.7         237.3
     Extra..........................................       310.0         294.0        272.4        284.2         301.3
     Extra Eletro...................................       202.8         246.5        328.6        313.7         259.0
     Se and CompreBem (5)...........................        --           184.2           --           --            --
     CBD average monthly net sales revenue per
     square meter...................................     $ 311.0       $ 282.8      $ 274.3      $ 292.2       $ 301.5
Average ticket amount (4)(6):
     Pao de Acucar..................................       $ 6.3         $ 6.5        $ 6.0        $ 5.8         $ 5.8
     CompreBem Barateiro............................         4.9           4.8          4.1          4.1           4.2
     Extra..........................................        13.0          12.8         12.3         12.6          12.3
     Extra Eletro...................................        91.1          94.2        101.2         86.3          75.7
     Se and CompreBem (5)...........................        --             4.6           --           --            --
     CBD average ticket amount......................       $ 8.0         $ 8.0        $ 7.9        $ 7.8         $ 7.8
Average number of tickets per month:
     Pao de Acucar..................................  14,882,404    12,590,382   12,646,836   11,999,308    10,131,503
     CompreBem Barateiro............................  10,694,314     9,206,964    7,600,350    7,178,567     4,547,207
     Extra..........................................  10,939,529     9,911,953    9,106,790    8,359,188     6,320,427
     Extra Eletro...................................      76,068       101,326      133,445      148,940       133,391
     Se and CompreBem (5)...........................          --     3,941,203           --           --            --
     CBD average number of tickets per month........  36,592,315    33,781,227   29,487,421   27,686,003    21,132,528


------------------------
(1) Based on the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the final month of each period presented by 220 hours.
(2)      In millions of U.S. dollars.
(3) Calculated using the average of square meters of selling area on the last day of each of the months in the period; in U.S. dollars.
(4) The financial information for December 31, 2002, 2001, 2000 and 1999 has been translated at the average exchange rates used to translate the December 31, 2002 financial information, thereby minimizing the effects of the devaluation of the real. The real devaluated against the U.S. dollar by 34.3% in 2002, 15.7% in 2001, 8.5% in 2000, and 32.4% in
         1999. Had the financial information for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 been translated at the average exchange rates used to translate the December 31, 2003 financial information, the analysis of results would not be significantly different from that presented. For more information on foreign currency effects on our financial results, see "Item 5 - Operating and Financial Review and Prospects."
(5)      These stores were converted into one of our formats during 2003.
(6)      In U.S. dollars.
(7) Based on the average of the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees at the end of each month by 220 hours.

Exchange Rates

         There are two principal foreign exchange markets in Brazil:

o        the commercial rate exchange market, or commercial market, and

o        the floating rate exchange market.

         Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. The floating market rate generally applies to transactions to which the commercial market rate does not apply. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, financial institutions operating in the commercial market have been authorized to unify their positions in the two different markets, which caused a reduction in the difference between their respective rates. These markets are now differentiated solely for regulatory purposes and offer similar pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. In both markets, rates are freely negotiated but may be strongly influenced by Brazilian Central Bank intervention.

         Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

         Responding to pressure on the real, on January 13, 1999 the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the exchange rate of the real to float. Since January 1, 1999 and through December 31, 2003, the U.S. dollar appreciated by 139.0% against the real, and as of December 31, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8892 to US$1.00. In the first three months of 2004, the real depreciated by 0.7% to R$2.9086 to US$1.00 at March 31, 2004, and as of June 14, 2004, the commercial market rate for purchasing U.S. dollars was R3.165 to US$1.00, a depreciation of 8.1% since March 31, 2004. We cannot assure you that the real will not devalue substantially in the near future. See "Item 5A - Operating and Financial Review and Prospects - Operating Results - U.S. GAAP Presentation and Reporting Currency - Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations."

         The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

                                Exchange Rate of Brazilian Currency per US$1.00
Year                              Low         High      Average (1)   Year-End
----                              ---         ----      -----------   --------
1999.....................        1.2078      2.1647      1.8514        1.7890
2000.....................        1.7234      1.9847      1.8348        1.9554
2001.....................        1.9357      2.8007      2.3532        2.3204
2002.....................        2.2709      3.9552      2.9983        3.5333
2003.....................        2.8219      3.6623      3.0600        2.8892
__________________

Source:  Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.


Month                                               Exchange Rate of Brazilian
-----                                                   Currency per US$1.00
                                                    --------------------------
                                                         Low          High
                                                         ---          ----
December 2003...................................        2.8883       2.9434
January 2004....................................        2.8022       2.9409
February 2004...................................        2.9042       2.9878

March 2004......................................        2.8728       2.9410
April 2004......................................        2.8743       2.9522
May 2004........................................        2.9569       3.2051
__________________
Source:  Central Bank


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

        o     inflation,

        o     interest rate hikes,

        o     liquidity of domestic capital and lending markets,

        o     changes in tax laws,

        o     currency fluctuations, and

        o other political, diplomatic, social and economic developments in or affecting Brazil.

         At the end of 2002, Brazil elected a new president from the Workers Party, Luis Inacio Lula da Silva. In the period leading up to and following his election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted initially in a loss of confidence in the Brazilian capital markets and the devaluation of the real. The new administration however continued most of the former administration's economic and administrative policies and the initial adverse market sentiment towards the new administration has reversed during 2003. Accompanying this positive sentiment the real appreciated 22.3% against the U.S. dollar in 2003. However, there remains uncertainty over the possibility of different policies being adopted by the government which may, once again, contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities. Any substantial negative reaction to the policies adopted by the Brazilian government from time to time could adversely affect our business, operations and the market price of our preferred shares and ADSs.

         Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, which may adversely affect our business.

         Brazil has historically experienced extremely high rates of inflation. Inflation itself, and some governmental measures to curb inflation, have in the past had significant negative effects on the Brazilian economy. Since 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, during this period there have been inflationary pressures and actions taken to curb inflation which, together with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. For example, if the Brazilian government implements measures to restrain domestic demand by imposing credit restrictions on banks, credit card companies and retailers and raises interest rates, we could be adversely affected if credit purchasers become less attractive or if government policies curtail the extension of consumer credit. According to the IPCA, the Brazilian government's official consumer price index, the inflation rate was 8.7% in 2003, 12.5% in 2002 and 7.7% in 2001. If Brazil experiences significant inflation in the future, we may be unable to increase our retail prices in line with inflation, and thus our business may be adversely affected.

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

         The real devalued against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. In 2003, the appreciation of the real relative to the U.S. dollar totaled 22.3%. In the first three months of 2004, the real depreciated against the U.S. dollar by 0.7%.

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

         The perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our preferred shares and the ADSs.

         As a general rule, international investors consider Brazil to be an emerging market economy. Consequently, economic conditions and the market for securities of emerging market countries, especially those located in Latin America, influence investors' perceptions of Brazil and their evaluation of Brazilian companies' securities.

         Since the end of 1997, economic problems in various emerging market countries have resulted in investors' perception of greater risk from investments in emerging markets. During periods of investor concern, Brazil has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets. The prices of Brazilian securities have been significantly negatively affected. This occurred, most recently, to a significant degree, in 2002 following the default at the end of 2001 by Argentina in the payment of its foreign indebtedness.

         The perception of risk in emerging economies may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need. We cannot assure you that international capital markets will remain open to Brazilian companies or that the perception of risk inherent in investing in Brazilian shares will not increase and adversely affect the market price of our preferred shares and the ADSs.

Risks Relating to CBD

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

         In order to raise funds for our investment needs, we conducted two public offerings of our shares. Our initial public offering in October 1995, which raised US$112.1 million, was the first issuance of preferred shares by a food retailer to begin trading on the Sao Paulo Stock Exchange - BOVESPA. Our public offering of May 1997, which raised US$172.5 million, resulted in the first ADS listing on the New York Stock Exchange by a Brazilian retailer. In August 1999, we entered into a strategic relationship with the Casino Guichard Perrachon Group, or the Casino Group, a leading French retail organization with net sales of EURO23.0 billion (equivalent to US$29.0 billion at December 31, 2003 exchange rate) in 2003 and a presence in 10 countries. The Casino Group invested US$807.8 million in return for approximately 21.3% of our voting stock. At the same time, the Casino Group acquired 2.5 billion of our common shares representing another 2.7% of our common stock from our controlling shareholders. The Casino Group may exercise 6.3 million warrants for our common shares representing an additional 6.85% ownership of our common stock by August 31, 2004, resulting in a further capital investment of US$282.9 million.

         In order to support our growth, we have also made substantial investments in constructing distribution centers and redesigning our warehouse and distribution logistics, in information technology, and we have reorganized our purchasing and category management functions.

         From 1999 through 2003 we invested approximately US$263.4 million in technology, or about 13.2% of our total investments in the last five years. We also implemented projects designed to improve operational logistics and margins. In 1997, we began substituting our stores' autonomous operating model for a more centralized system under which the responsibility for purchases was transferred to our commercial division. Our distribution and other administrative functions were also centralized to obtain economies of scale. These changes strengthened our negotiating position with suppliers with respect to prices and payment terms. In 2001, we finished implementing our new category management system, under which our commercial division became responsible solely for purchases in order to maximize bargaining power. However, we transferred category management decisions, which relate to the pricing and mix of products, to each of our banners, as they are in a better position to make these determinations for their particular target customers. We have also sought to gain efficiencies through improvements in our supply chain, in an effort to decrease stock-outs, breakage and shrinkage, and packaging and labor costs, as well as to increase product turn.

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

         Since 1999, we have acquired a total of 195 stores. When entering new markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have historically opened new stores. We have tried to maintain a balance between acquisitions and organic growth. Since 1999, we have also opened 65 new stores. Historically, our organic growth and smaller acquisitions have generally been funded from our cash flow from operations, and larger acquisition opportunities have required external funding or capital increases. We expect to fund future organic growth from our cash flow from operations. Our aggregate sales area has increased by 48.2% since 1999 as a result of our acquisitions and our opening of new stores.

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

         In 2002, as part of our effort to increase sales of our Barateiro stores, we launched a new store format known as CompreBem Barateiro in certain regions of Brazil. This format, which responded to market research from the target Barateiro audience, focused not only on reduced costs, but also on personal service, organization and increased customer relations. Under the new model, the stores offer new layouts, more modern equipment and a more pleasant shopping environment with a variety of services. In addition, the CompreBem Barateiro format attempts to emphasize the importance of family and community connection, sponsoring community outreach activities such as local artwork competitions and showcase of neighborhood children's artwork in the stores. Due to the great consumer acceptance of this new format, which was evidenced by the performance of CompreBem Barateiro stores as compared to Barateiro ones, we are gradually converting the Barateiro stores into the CompreBem Barateiro format in 2003.

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

         In December 2003, we signed a letter of intent to enter into an association with Sendas S.A., or Sendas. The association was named Sendas Distribuidora S.A., or Sendas Distribuidora, and became operational in February 2004. Sendas Distribuidora's voting stock is held 50% by us and 50% by Sendas, and we are responsible for the management of the company. Sendas has been operating in the Brazilian retail market for 43 years, currently operating exclusively in the State of Rio de Janeiro, through a network of 68 multiformat stores comprised of 6 hypermarkets and 62 supermarkets. As we already operated 38 stores in the State of Rio de Janeiro, comprised of 9 hypermarkets and 29 supermarkets, the association with Sendas was an important strategic step towards growth and leadership consolidation in the Brazilian market. Sendas Distribuidora has a total of 106 stores. Besides the strong regional appeal achieved by the Sendas brand in Rio de Janeiro, Sendas Distribuidora is enjoying the benefits from the synergy with our corporate operations. Furthermore, this association is helping us to increase our presence in other business including gas stations (which Sendas had already 16) and drugstores (which Sendas had already around 40).

4B.      Business Overview

The Brazilian Retail Food Sector

         The Brazilian retail food sector represented approximately 5.8% of Brazil's GDP in 2003. According to ABRAS (Brazil's supermarket association), the food retail sector in Brazil had gross revenues of R$87.2 billion (equivalent at the December 31, 2003 exchange rate to US$30.2 billion) in 2003, a 9.3% increase over 2002. The Brazilian retail food sector is highly fragmented. However, as a result of consolidation within the Brazilian retail food industry, the five largest supermarket chains have accounted for an estimated 38.1 % of the retail food sector in 2003, down from 39.6% in 1999. We believe this consolidation will continue, and this is expected to favor large food retailers, such as us, that can take advantage of better economies of scale in the provision of services, implementation of cost-cutting and efficiency measures, and sourcing from suppliers. According to ABRAS, our gross sales represented 14.7% of the gross sales of the entire retail food sector in 2003.

         Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket 29 years ago. In recent years, international chains such as Wal-Mart, Royal Ahold and Sonae have also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In 2003, foreign retailers in Brazil accounted for an estimated 24.2% of the food retail industry.

         In addition to the organized retail food sector, the Brazilian retail food sector also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

         Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels common in the United States, many western European countries such as France and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 177 million at the end of 2003, making Brazil the fifth most populous country in the world, and the population is currently growing at a rate of 1.4% per year. As approximately 78% of the population lives in urban areas, and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from economies of scale deriving from Brazil's urban growth. Sao Paulo, with a population of approximately 10.7 million, and Rio de Janeiro, with a population of approximately 6.0 million, are the two largest cities in Brazil. Sao Paulo State has a total population in excess of 38 million, representing approximately 21.9% of the Brazilian population. Sao Paulo State is the first and Rio de Janeiro is the second largest consumer market in which we operate.

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

         The following table sets forth the different income class levels of Brazilian households, according to IBGE.


                   Annual Income                     Annual Income
  Class Level       (in reais)                     (in U.S. dollars)
---------------   -----------------------------    ----------------------------

      A           Above R$60,000                     Above $20,767
      B           Between R$24,000 and R$60,000      Between $8,307 and $20,767
      C           Between R$9,600 and R$24,000       Between $3,323 and $8,307
      D           Below R$9,600                      Below $3,323

         Class A households account for only 5% of the urban population, and class B households account for 8% of the urban population. Classes C and D collectively represent 87% of all urban households. In recent years, the class C and class D households have been increasing, and now have greater purchasing power. Notwithstanding the low annual income earned by class D households, studies have indicated that class D households direct approximately 34% of their available income to food purchases. As a result, retailers have become increasingly interested in targeting lower income households.

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

Our Company

         We are the largest food retailer in Brazil based on both gross revenues and number of stores. In 2003, we had a market share of approximately 14.7% in the Brazilian food retailing business according to ABRAS, with annualized gross sales of R$12.8 billion (equivalent at the December 31, 2003 exchange rate to US$4.4 billion). As of December 31, 2003, we operated 497 stores throughout Brazil, of which 442 were retail food stores. Of our retail food stores, 328 are located in Sao Paulo State, representing 67% of our net sales revenue from our retail food stores in 2003. Sao Paulo State is Brazil's largest consumer market. We are among the market leaders in the retail food stores in the cities of Sao Paulo, Rio de Janeiro, Brasilia, Curitiba, Belo Horizonte, Salvador and Fortaleza. We operate different store formats through four principal formats:
Pao de Acucar (208 supermarkets), CompreBem Barateiro (172 supermarkets), Extra (62 hypermarkets) and Extra Eletro (55 home appliance stores).

         The following table sets forth the number of our stores by region, as of December 31, 2003:



                                                                   South and Southeast
                       Greater        Rest of                     (excluding States of
                                    State of Sao    State of Rio   Sao Paulo and Rio de
                      Sao Paulo      Paulo (1)      de Janeiro        Janeiro) (2)        Northeast  Center - West
                    -------------  ------------    ------------    --------------------   ---------  -------------

Pao de Acucar.........   72             63              11                 11                39            12
Extra.................   30              9              9                   4                 5            5
CompreBem Barateiro...   122            32              18
Extra Eletro (3)......   43             12
Total.................   267            116             38                 15                44            17


_______________

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

         Different retail food store formats

         We conduct our retail food operations through three store formats, Pao de Acucar, CompreBem Barateiro and Extra, each of which has a distinct merchandising strategy and a strong brand name. We are the only food retailer in Brazil that offers a variety of formats, which enables us to effectively target different classes of consumers and thus earn their loyalty. This approach, coupled with our intimate understanding of the Brazilian consumer permits us to meet diverse customer needs without confusing consumers as to the marketing or price focus of each format. Each of our brand concepts is clearly identified in the marketplace for a combination of goods and services offered and relative consumer wealth. For example, our Pao de Acucar format are positioned to serve the higher income classes through a combination of store location, store design and product and service offerings. Our second format, CompreBem Barateiro, is targeted to middle and lower income consumer brackets. We originally acquired Barateiro in 1998. Barateiro was a well known food retailer in the lower income market. In 2002, as part of our effort to increase sales of our Barateiro stores, we launched a new store model called CompreBem Barateiro in certain regions of Brazil. This model, which responded to market research from the target Barateiro audience, focused not only on reduced costs, but also on personal service, organization and increased customer relations. Due to the great consumer acceptance of this new model, which was evidenced by the performance of CompreBem Barateiro stores as compared to Barateiro ones, in 2003 we are gradually converting the Barateiro stores into the CompreBem Barateiro format, which we are positioning to be the premier food and service destination brand for the middle and lower income groups. Our third food retail format, Extra, is our hypermarket format which offers the widest assortment of any of our store formats and allows us to target potential customers along the entire income spectrum. Our hypermarket division has the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil. As a result, a food retailer such as an Extra store that also sells non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles is particularly convenient to a Brazilian consumer.

         Extensive network of distribution centers

         We operate distribution centers strategically located within the cities of Sao Paulo, Brasilia, Fortaleza, Curitiba, Rio de Janeiro and Recife. Our distribution centers have a total storage capacity of 316,000 square meters of built-in area. Our management believes that our network of distribution centers is the most extensive and technologically advanced product distribution center network in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we currently plan to open in the near future. Approximately 80% of our inventory in 2003 came directly from a distribution center instead of a supplier, a substantial increase from 48% in 1998, resulting in higher bargain power with suppliers, lower lack of inventory, lower shrinkage and improved working capital management. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are supported by sophisticated systems which other Brazilian retailers lack, including pd@net, a business-to-business technology platform which links our computer automated ordering system, our suppliers and our distribution centers to automatically replenish our inventory.

         Economies of scale

         We enjoy significant economies of scale resulting from our position as the largest food retailer in Brazil. Our large scale gives us increased bargaining power with suppliers, resulting in lower prices for consumers, higher operating margins and more favorable payment terms. Our size permits us to benefit from important marketing channels including prime time television advertising, one of the most effective means to promote sales, which would be prohibitive for smaller retail chains. Our scale also enables us to make major operational investments, such as in technology, which generates attractive returns. Our size and financial strength, compared to most other supermarket chains in Brazil, has put us at the forefront of the Brazilian retail industry in using information technology and in continually improving our sophisticated management information systems.

         Prime locations in densely populated urban areas and growing provincial urban centers

         Since we started our operations in 1959, we have been able to accumulate store locations for our Pao de Acucar and Extra stores in prime sites that offer significant competitive advantages. Our older stores in Sao Paulo and Brasilia are located in high traffic residential neighborhoods and, as a result, the average monthly sales per square meter in these stores is substantially higher than that of the average supermarket in Brazil. Since prime real estate in these urban areas in Brazil is scarce, new stores would be prohibitively expensive for competitors. Our recent association with Sendas in the State of Rio de Janeiro enabled us to add numerous high quality locations which would be difficult to obtain independently at this time.

         High level of customer service

         All of our store formats offer a broad selection of quality products in a pleasant shopping environment that emphasizes customer service. We believe that our emphasis on employee training and our commitment to employee loyalty lead to higher levels of customer service which differentiates us from our competitors. We have also developed customer loyalty and recognition programs which we believe enhance our competitive position. For our Pao de Acucar, CompreBem Barateiro and Extra formats, we offer a preferred shopping card, which customers present at checkout and which collects information on the shopping patterns of our customers and offers credit products. Based on this information, we also offer personalized discounts to our customers. We were also the first Brazilian food retailer to appoint a customer liaison to voice opinions, suggestions and complaints on behalf of customers. We have won several awards from industry associates for our innovative service such as Premio SM Excelencia no Varejo (the excellence in retail award) given by a group of industry professionals.

         Offering of additional products and services

         In the past several years, we have begun to expand our range of complementary products and services in an effort to enhance our customer satisfaction and provide additional revenue sources. For example, with respect to the Extra hypermarket format, we have begun to provide additional services tailored to the specific needs of the division's broad base of customers, such as gasoline stations within the parking area of Extra stores. In addition, we have successfully test marketed and are currently initiating a program of incorporating drugstores into our existing store formats. Our recent association with Sendas has greatly expanded our presence in both gas station and drugstore services.

Our Strategy

         Our strategy focuses on our continued efforts to improve upon key ingredients to our success which has led us to become the largest food retailer in Brazil. These include our commitment to increasing profitability through our focus on increasing productivity, reducing costs, technological advancements and, most importantly, customer satisfaction and loyalty. This focus starts with a philosophy of professionalism and pride in the organization which flows from the top management levels through all of our employees. We believe that at all levels of our company, we are committed to our customer, for they are the reason for our existence and success. We strive to create the best possible shopping experience which will feed a long and loyal relationship. In order to execute our strategy, we intend to continue to expand our selling space through store openings and acquisitions, further improve efficiencies, improve our margins, offer new products to increase revenues, customer traffic without increasing our fixed costs, and continued attention to improvements in corporate governance.

         Expand our selling space

         We seek to continue our expansion plan, which is designed to maximize growth opportunities available to us and to capitalize on the economies of scale afforded large chains in the Brazilian food retail industry. We believe significant opportunities exist to profitably increase our selling space in areas in which we currently operate and in other markets currently underserved by supermarkets. Our objective is to increase our selling space by an average of 10% to 15% each year over the next five years. This range will vary depending on the level of acquisitions during each year. In 2004, we plan to open approximately 13 to 20 stores, including 3 to 5 hypermarkets and 10 to 15 supermarkets. Most of our organic growth will be in regions where we already have a presence in order to increase our area of coverage and, as a result, to achieve greater market penetration and economies of scale. We carefully evaluate potential store sites based on market research, the ability of the relevant geographic market to support a new store at the selected site, as well as our ability to supply the site. We also evaluate a potential site's attractiveness and the appropriate store format through analysis of demographic data covering population and income shifts, consumption patterns, traffic patterns and the proximity to one of our distribution centers. We continually explore strategic acquisition opportunities of supermarket chains or individual supermarkets for existing markets or new geographic regions to add to or substitute for new store openings. For example, our recent association with Sendas in the State of Rio de Janeiro resulted in the association of 68 new stores and measurably increased our presence in this market. When entering new markets, we have historically sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region and to begin operating new stores more quickly and in a more cost-efficient manner than through construction.

         Further improve efficiencies

         We continually seek to improve operating efficiencies in connection with our supply chain. We were one of the first supermarket chains in Brazil to equip its stores with a point of sale, or POS, system and utilize a computer automated ordering system that automatically replenishes our inventory. We intend to improve operating efficiencies in other stages of the supply chain, particularly product outflow, by increasing the volume of merchandise going through our distribution centers. In 2003, approximately 80% of our inventory came directly from one of our distribution centers instead of a supplier. In the past year, we combined our perishable and groceries divisions into one unit in an effort to rationalize and reduce costs and we consolidated our non-food product area and our flower division in order to achieve operating efficiency. Also, as part of our strategy, we intend to substantially increase our cross-docking capability, which should result in working capital savings and lower inventory levels. We also intend to improve handling to further decrease stock-outs, breakage and shrinkage and delivery costs. For example, we are exerting pressure on suppliers to ship their products in amounts that are less than a full pallet which we feel will result in cost savings through lower levels of spoilage. We have already reduced our stock-out levels to approximately 5% in 2003, down from roughly 20% in 1998. Similarly, shrinkage levels were reduced to 1.3% in 2003, down from approximately 2.2% in 1997 and 3.1% in 1995.

         Improve our margins

         We have been increasing our focus on reductions and dilution of costs to improve our operating and gross margins. We regularly examine our mix of products and product brands in all of our store formats with a view to increasing sales of higher margin products, and we believe that, as total net sales increase, our negotiating position with suppliers will be further strengthened, allowing us to obtain better prices for the products we purchase. We also regularly monitor product layouts at our stores so as to use store space more efficiently, decrease inventory space and make higher margin brands more prominent. We also seek to offer more non-retail services that increase revenues but do not require incurring additional costs, such as the payment of utilities at checkout counters. We recently reevaluated and relaunched our private label product line. We believe we may offer our private label products to customers at approximately a 15% to 25% lower cost than leading brands, but at greater margins in relation to average of each category. From 2001 to 2003, our sales of private label products registered a 188% growth and the number of items increased from 125 in 2001 to approximately 2.4 thousand in 2003.

         Offer new products and services to increase revenues and customer traffic without increasing fixed costs

         We continue to implement measures to increase revenues and customer traffic without increasing our fixed costs. We have begun to offer high-margin products such as extended warranty policies on household appliances and insurance on the payment of household appliances in the event of unemployment or death. We also offer customers the ability to pay their utility bills at checkout counters, for which we receive a fee. We also intend to continue finding alternative uses of non-sales space at our stores, such as the area in front of our checkout counters. Other initiatives include the addition of commercial outlets inside some of our Extra hypermarkets which offer laundry services, gasoline stations conveniently located in the parking lots of these stores and the addition of drugstores inside the sales area. Our recent association with Sendas greatly increased our presence in certain of these non-core service and products offerings. We believe these additional features at our stores increase revenues and customer traffic without increasing fixed costs, and we intend to expand these services.

         Continued attention to improvements in corporate governance

         Our controlling shareholders and our senior management have for several years now sought changes in our governance structure, procedures and documents with a view towards delineating operating responsibilities, separating the oversight and operational functions and enhancing disclosure to our shareholders and the market at large. Our performance is based on transparency, efficiency and security criteria when disclosing information. In order to strengthen our growth strategy, we invest in the continuous improvement of our management practices.

         In our continuous transition from our roots as a family-owned regional food retailer to a geographically dispersed multi-segment retailer, we continue to enhance management's range of independence empowerment and authorization. For example, in February 2003, our shareholders approved at a general shareholders' meeting our corporate management structure reorganization. In connection with this reorganization, our then controlling shareholders relinquished their executive officer positions in order to become board members. The founding shareholder, Mr. Valentim dos Santos Diniz, became the Honorary Chairman of the board of directors. In March 2003, Abilio Diniz ceased being our Chief Executive Officer and became the Chairman of the board of directors. Mr. Augusto Marques da Cruz Filho, the former Administrative and Financial Vice President, assumed the Chief Executive Officer position. The Administrative and Financial Vice President position was eliminated and instead divided into two newly-created positions - the Administrative Officer and the Financial and Controller Officer positions.

         In addition, as a result of this reorganization, three new committees were created to support our management bodies: the executive committee, the financial committee and the development and marketing committee. Furthermore, in order to comply with international corporate governance standards, we created an audit committee which will be comprised of fully independent members by July 2005. We also implemented an ethical committee in 2004, which revises updates and ensures employees and management are in full compliance with our corporate standards. We are also in the process of implementing our disclosure committee which will adapt the information disclosure policy and management procedures used by us according to the regulatory entities, our shareholders and the market in general. In addition, in 2003, we implemented a working group to analyze internal controls and procedures that may impact our results. This working group is comprised of key employees from several of our areas and is focused on the evaluation of eventual risks and non-conformity situations, which are treated with specific plans aiming to improve internal process.

         We will continue to study developments in corporate law and practice to determine what other improvements in transparency, disclosure or governance we should make.

Operations

         The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2003:



                                                                           Average Selling        Total Number    Percentage of
                         Store              Number     Total Selling Area  Area Per Store (in         of          Our Net Sales
                        Format              of Stores  (in square meters)    square meters)        Employees(1)      Revenues
                        ------              ---------  ------------------  ------------------      ------------   --------------

Pao de Acucar......... Supermarkets          208           273,016              1,313                16,286          31.7%
CompreBem Barateiro... Supermarkets          172           211,517              1,230                 9,169          17.8%
Extra................. Hypermarkets           62           462,195              7,455                19,936          48.1%
Extra Eletro.......... Home appliance         55            35,973                654                   703           2.4%
                       Stores
Head office &
  distribution
  center..............   ---
                                                                                                      9,463
                                           --------      ----------          ---------              --------       -------

         Total:                              497           982,701              1,977                55,557         100.0%


-----------------------
(1) Full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the month of December 2003 by 220 hours.

         For a detailed description of net sales revenue for each of our store formats, see "Item 5A - Operating and Financial Review and Prospects - Operating Results - Certain Operating Data."

         Pao de Acucar Division

         The Pao de Acucar division operates convenient neighborhood stores. Our Pao de Acucar stores are predominantly located in large urban areas (with over one-third located in the greater Sao Paulo City area). We believe this to be a significant competitive advantage since available sites in those urban areas are scarce. The Pao de Acucar stores target the Brazilian class A and class B household consumers, whose minimum annual household income exceeds R$24,000. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and a high level of personal service, with an average of six employees per 100 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, meat, cheese and seafood departments. Many stores offer shopping advisors to assist customers with inquiries about particular food needs, prices, special discounts and brand information. Pao de Acucar stores also offer private label products, including the Goodlight brand of health food products.

         We had 208 Pao de Acucar stores at December 31, 2003. The Pao de Acucar stores range in size from 331 to 4,730 square meters and averaged 1,313 square meters of selling space at December 31, 2003. The sale of food products represented 95% and non-food products represented 5% of this division's net sales revenue in 2003. Pao de Acucar customers can also make purchases on-line through paodeacucar.com.br, the Pao de Acucar website. This site is available to customers in the cities of Sao Paulo, Rio de Janeiro, Brasilia and Curitiba.

         Our Pao de Acucar Mais card, the first preferred shopper/fidelity card in the Brazilian retail industry, is an important instrument that allows us to respond better to consumer needs. The presentation of this card by the consumer at the moment of purchase allows us to collect valuable information regarding that consumer's shopping habits. The information eventually assists us in the selection of merchandise for these stores and in the creation of customer-specific sales promotions. We offer client-specific discounts at the moment of purchase in order to promote customer loyalty and offer customers certain credit products of a third-party financial institution. By the end of 2002, more than two million families had registered for this card, which allowed us to identify approximately 60% of our Pao de Acucar sales.

         We remodel our stores generally every four years to create a new shopping atmosphere and, where possible, to improve operating efficiency. We remodeled 13 Pao de Acucar stores in 2003 and 90 in the 1999 to 2003 period.

         CompreBem Barateiro Division

         We acquired the Barateiro chain of supermarkets in 1998. Barateiro was targeted to middle and low-income consumer segments so we decided to use it for supermarkets serving those segments. The Barateiro format, on which our CompreBem Barateiro division is based, further served to strengthen and expand our presence in the Brazilian market. The CompreBem Barateiro supermarkets offer large volumes of basic products and a variety of brands at low prices. CompreBem Barateiro stores target the Brazilian class C and class D household consumers, whose annual household income is less than R$24,000 and which collectively make up approximately 87% of all urban households. Accordingly, CompreBem Barateiro stores are located in lower-income neighborhoods compared to Pao de Acucar stores. Generally, CompreBem Barateiro stores offer more competitively priced products than Pao de Acucar stores. In addition, these stores are characterized by a lower level of personal service than Pao de Acucar stores, with an average of 4.3 employees per 100 square meters of store space.

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

         Another service innovation as part of the Barateiro relaunching was the creation of the brand's own preferred shopper/fidelity card, the Clube CompreBem card, which is currently used by more than 610,000 customers. This card, in addition to assisting us in the collection of consumer shopping data, allows us to offer customers credit products of a third-party financial institution. We have also reevaluated our Barateiro private label product line. We reduced sharply the number of Barateiro private label products, instead focusing on those which we believe can be competitive with the leading brands. We currently offer approximately 500 private label items. We strive to offer products with the same quality as leading brands, but at a 20% to 25% lower price.

         In 2002, as part of our effort to increase sales of our Barateiro stores, we launched a new store format known as CompreBem Barateiro in certain regions of Brazil. This format, which responded to market research from the target Barateiro audience, focused not only on reduced costs, but also on personal service, organization and increased customer relations. Under the new model, the stores offer new layouts, more modern equipment and a more pleasant shopping environment with a variety of services. In addition, the CompreBem Barateiro format attempts to emphasize the importance of family and community connection, sponsoring community outreach activities such as local artwork competitions and showcase of neighborhood children's artwork in the stores.

         We had 172 stores under the CompreBem Barateiro banner at December 31, 2003. CompreBem Barateiro's stores range in size from 300 to 5,092 square meters and averaged 1,230 square meters of selling space at December 31, 2003. In 2003, non-food items accounted for approximately 5% and food items accounted for approximately 95% of net sales revenue of the CompreBem Barateiro division.

         Extra Division

         The Extra hypermarkets are the largest of our stores. We introduced the hypermarket format to Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items and an average selling area of 7,455 square meters at December 31, 2003. The Extra stores target the Brazilian class B, class C and class D household consumers, whose annual household income ranges from R$4,800 to R$60,000. At December 31, 2003, we had 62 Extra stores. The sale of food products represented 70% and non-food products represented 30% of the Extra division's net sales revenue in 2003.

         In 2002, we focused on making operational and product assortment decisions for the Extra hypermarkets. We customized the product line of the hypermarkets according to the region in which they are located to respond better to regional tastes. We also presented new store layouts and changed the product assortment of this division in order to achieve a better margin mix. In addition, we have sought to increase customer traffic at our stores through initiatives aimed at increasing customer loyalty and improving our knowledge of consumer behavior patterns in the hypermarket segment. We have begun to provide additional services tailored to the specific needs of the division's broad base of customers. For example, we added gasoline stations within the parking areas of some Extra stores, and we initiated a pilot project to operate drugstores inside the Extra stores. We also added third parties commercial outlets inside the Extra hypermarkets, which offer laundry, photo development, dining and banking services for the convenience of the customer.

         In 2003, we sought to offer more competitively priced products and reduce our operational costs. We created a new model of compact hypermarket called hipermercado compacto, which is smaller than the traditional hypermarket stores and therefore has substantially lower costs of construction. We also pursued the reduction of our Extra stores' energy costs and the number of business hours of some of our 24 hours stores, which allowed us to manage more efficiently our employees' working hours. We also focus on optimizing our marketing initiatives and renegotiating our agreements with service providers, including public utilities. One of our pilot projects allowed us to reduce the use of computers and enabled our employees to be able to fix minor problems occurring in our checkouts, which also resulted in a reduction of our maintaince costs. We intend to establish more hipermercados compactos in 2004, as well as to convert some stores associated with the Sendas format (Bon Marche banner) into Extra stores.

         We also offer customers the brand's own preferred shopper/fidelity card, the Extra card. The Extra card is currently used by approximately 1.6 million customers, who benefit from the credit features and sales promotions in connection with the card. In addition, the Extra card allows us to collect valuable information about consumers' shopping habits.

         Similar to our approach to the Barateiro private label line of products, we also reorganized and updated the Extra division's private label products line in 2001, based on extensive market research and customer surveys, in order to offer products which we believed were competitive with leading brands. As a result, we launched over 600 items in 2002 and 630 items in 2003, and the Extra division presented an increase of 66% of the sales volume in 2003 if compared to 2002. Our Extra division has an on-line sales site through extra.com.br. This site sells and delivers non-food products to all regions of the country. These products include household appliances, consumer electronic products, compact discs, toys, information technology products and sports and entertainment items.

         We have sought to strengthen the Extra division's presence recently through organic growth in selected areas in Brazil. In 2003, we opened two stores in the greater Sao Paulo metropolitan area, one in the state of Rio de Janeiro.

         Extra Eletro

         The Extra Eletro stores are generally small showrooms which sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 654 square meters at December 31, 2003. Customers place orders in the stores, and products are shipped from a central warehouse. At December 31, 2003 we had 55 Extra Eletro stores, all of which are in the state of Sao Paulo. Approximately 74% of the net sales of Extra Eletro stores in 2003 were credit sales, which make the products more accessible to lower-income consumers. See "- Credit Sales."

         Until November 2002, the operation of Extra Eletro stores had been conducted as a separate division under the Eletro name. We placed the former Eletro division under the management of the Extra division, with a view to transmitting to the Eletro format the strong name of the Extra hypermarket format. Additional benefits of this integration include enhanced category management decisions, greater bargaining power with suppliers and diluted human resources and marketing expenses. In 2003, our activities were focused on enhancing consumer financings to our customers and improving the sales of computer and telephone products, as well as reducing our expenses in general and increasing the number of promotions.

Capital Expansion and Investment Plan

         As part of our capital expansion and investment plan, we have invested approximately US$2.0 billion in our operations since 1999. Our investments have included:

         Acquisitions of supermarket and hypermarket chains - Since 1999, we have acquired 195 stores, consisting of numerous supermarket chains and individual stores. Through our acquisition of the Barateiro chain in 1998, we inaugurated a new store format targeted specifically to lower income consumers. In addition, when entering new markets, we have generally sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region. As a result, these acquisitions have enabled us to expand our operations to locations outside of the state of Sao Paulo, particularly Rio de Janeiro and some northeastern Brazilian states.

         We acquired the Se Supermercados chain of supermarkets in 2002. The purchase price was R$386.4 million (US$135.8 million at the acquisition date), including the assumption of debt in the amount of R$124.4 million (US$43.7 million at the acquisition date). On January 23, 2003, we sold the Se tradename for R$0.3 million (US$0.1 million), as requested by the Conselho Administrativo de Defesa Economica (CADE), the principal Brazilian antitrust authority. We have spent an aggregate of US$360.5 million on acquisitions since 1999.

         The following table presents information regarding these acquisitions and the regional distribution of the stores we acquired over the past five years:
                                       Number of
Year      Chains Acquired                Stores      Geographic Distribution
----      ---------------------------  ---------     ------------------------
1999      Mogiano/Shibata (6 stores),     33          Sao Paulo:  13
          rent of 2 Mappin Department                 Rio de Janeiro:  19
          stores and leasing of 25 Paes               Minas Gerais:  1
          Mendonca stores for 15
          years(1)
2000      Sao Luiz (9 stores), Nagumo     64          Ceara:  9
          (12 stores), Reimberg (9                    Sao Paulo:  38
          stores), Parati (11 stores),                Parana:  11
          Rosado (13 stores), Boa                     Paraiba:  6
          Esperanca (6 stores) and
          other (4 stores)

2001      ABC Supermercados               26          Rio de Janeiro:  26
2002      Se Supermercados (60) and       72          Sao Paulo:  60
          CompreBem (12)                              Pernambuco:  12
                                       ---------
          Total                          195
                                       =========
________________
(3) We relinquished six of these Paes Mendonca stores and converted another into a regional warehouse from the date we leased the stores through December 31, 2003.

         Opening of new stores - As part of our expansion strategy, we have opened 65 new stores since 1999, including 16 Pao de Acucar stores, 21 Comprebem Barateiro stores, 20 Extra stores and eight Extra Eletro stores. The total cost of these new stores was US$543.0 million. We seek real estate properties for constructing or renovating stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities which suits one of our formats. We also tend to enter new regional markets with the construction of a hypermarket.

         Renovation of existing stores - We have remodeled 409 stores since 1999, including 108 Pao de Acucar stores, 223 Comprebem Barateiro stores, 43 Extra stores and 35 Extra Eletro stores. Our renovation program allows us to add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information systems. The total cost of renovating these stores was US$498.4 million.

         Improvements to information technology - We have been committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We implemented a computer automated ordering system, which automatically replenishes our inventory based on consumers' shopping habits. We have a proprietary technology system, the pd@net, a B-2-B, or business to business, platform for the on-line integration of 6,000 suppliers. This Internet process enables information to be exchanged rapidly, precisely and transparently among all participants in the supply chain. For more information, see "- Technology." We have spent an aggregate of US$263.4 million on information technology since 1999.

         Expansion of distribution facilities - Since 1999, we have opened distribution centers in the cities of Sao Paulo, Brasilia, Fortaleza, Rio de Janeiro and Recife. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of US$111.4 million on our distribution facilities since 1999.

         The following table provides a summary description of our principal capital expenditures disbursed for the last three years:

                                               Year Ended December 31,
                                     ------------------------------------------
                                       2003           2002             2001
                                     -----------   -----------     ------------
                                            (millions of U.S. dollars)

Opening of new stores...............   $45.5         $131.4            25.2
Acquisition of retail chains........     -             94.3            40.4
Purchases of real estate............    10.3           15.8            50.2
Renovations.........................    91.9           73.2            71.1
Information technology..............    33.9           29.8            49.4
Distribution centers................     3.6            3.9            38.9
                                      ------         ------          ------
       Total .......................  $185.2         $348.4          $275.2
                                      ======         ======          ======


         In 2004, we intend to invest R$500.0 million in new projects (equivalent at the December 31, 2003 exchange rate to US$173.1 million), which includes R$200.0 million (equivalent at the December 31, 2003 exchange rate to US$69.2 million) for the opening of new stores, R$140.0 million (equivalent at the December 31, 2003 exchange rate to US$48.5 million) for store remodeling, R$60.0 million (equivalent at the December 31, 2003 exchange rate to US$20.8 million) for technology and R$100.0 million (equivalent at the December 31, 2003 exchange rate to US$34.6 million) for other investments.

Supply and Distribution

         Supply. We have centralized purchasing for our Pao de Acucar, CompreBem Barateiro, Extra and Extra Eletro stores. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase up to 131,000 products from approximately 6,000 suppliers. In 2003, no single supplier accounted for more than 6% of total goods purchased. Our 10 largest suppliers in 2003 collectively accounted for less than 28% of our purchases, and we believe that we are not dependent on any single supplier.

         Distribution. In order to distribute perishable food products, grocery items and general merchandise efficiently, we operate 11 distribution centers strategically located within the cities of Sao Paulo, Brasilia, Fortaleza, Curitiba, Rio de Janeiro and Recife, with a total storage capacity of 316,000 square meters of built-in area. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers make it possible for us to make frequent shipments to stores, which reduce the need of in-store stockroom space, and limits non-productive store inventories. Approximately 80% of our inventory was delivered to the store from one of our distribution centers instead of a supplier in 2003. Our inventory and distribution management system, which manages inventory and coordinates efficient distribution schedules, allows for direct orders from our stores, which results in increased product turnover.

         In 2003, we promoted some adjustments in our store supply operating structure, which resulted in the reduction of product shortage levels at stores, especially during promotional sales. As a result of a recessive economic scenario, we also reduced inventories, which contributed to a more efficient logistics operation through cost reduction.

         As far as grocery products are concerned, the target was to improve operating efficiency. The transportation to stores was rationalized, with the revision of procedures such as: delivery frequency to stores, loadings, preparation of truck itineraries that permitted us to reduce freight costs.

         In 2003, we consolidated our non-food product area. Operating efficiency was achieved with the consolidation of different product categories - such as batteries, TV sets, textile products, etc. - in a single site. We also consolidated our flower operation, through geographic expansion, becoming the largest flower purchaser in the country.

Marketing

         Our marketing strategy is to further enhance the quality image of our stores and to emphasize our selection and service and our competitive and fair prices. Each division executes its own marketing strategy designed to promote its particular strengths and to appeal to its customer base. In 2002 and 2003, we spent approximately US$74.2 million and US$65.8 million, respectively, on advertising (approximately 1.9% of total net sales revenues in each year).

         We spent 26.8% in 2002 and 20.9% in 2003 of our total marketing expenditures on radio, newspaper and magazine advertising. In addition, television accounted for 14.1% of advertising expenses in 2002 and 21.7% in 2003. We spent 59.1% in 2002 and 57.4% in 2003 on other promotional activities.

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

         We have further developed our marketing initiatives through the Pao de Acucar Mais card, the first preferred shopper/fidelity relationship card in the Brazilian retail industry, and the Clube CompreBem card. Through these programs we continue to collect customer information in an effort to offer more personalized services and products to shoppers who use our stores. We have also developed a private label strategy pursuant to which our various divisions sell high quality products at competitive prices. The principal advantages of this private label strategy have been improved brand loyalty to our brands and increased leverage with our suppliers because our private label products are similar in quality to, but more favorably priced than, leading brands.

Credit Sales

         In 2003, 46.8% of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. In 2002, 46.3% of our net sales revenue was represented by credit sales.

         Credit card sales. All our store formats accept payment for purchases with MasterCard (Credicard), Visa, Diners Club, American Express or our co-branded credit cards. Sales to customers using credit cards accounted for 33.8% of our net sales revenue in 2003. In 2002, sales through credit cards accounted for 31.9% of our net sales revenue. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

         Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The consumer credit installment term in 2003 averaged 10 months, with fixed interest payments averaging approximately 5.5% per month throughout 2003. We borrow funds approximately equivalent to the consumer credit financing we extend through our sales of electronics. The consumer financing is generally for a term of up to 24 months and is funded by our borrowing on a shorter-term basis at fixed rates. In 2003, installment sales accounted for 39.2% of the net sales revenue of Extra Eletro stores, 2.0% of the Extra division's net sales revenues and 2.0% of our total net sales revenue.

         Post-dated checks. Post-dated checks are commonly used financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Over 350,000 customers use the programs on at least a monthly basis. Sales to customers using post-dated checks accounted for 4.1% of our net sales revenue in 2003 (4.8% in 2002).

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

         Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 6.9% of our net sales revenue in 2003. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

Technology

         We have been at the forefront of the Brazilian retail industry in using information technology. We were one of the first supermarket chains in Brazil to equip its stores with a POS system and the first major food retailer in Brazil to equip every one of its checkouts with this technology. We invested US$29.8 million in technology in 2002 and US$33.9 million in 2003. We have budgeted approximately R$60.0 million (equivalent at the December 31, 2003 exchange rate to US$20.8 million) for 2004 in order to continue our investment in our management information systems.

         In 2003, our information technology area performance was focused on increasing productivity. Among the most important information technology actions are the wireless technology expansion to other applications inside the stores, which increases operating efficiency and improves services provided to consumers; checkout counter technological improvements, in order to make the operation simpler and more agile; platform expansion as part of the Datawarehouse project, which improves management and inventory control; conclusion of the Human Resources

Integrated project with the implementation of Peoplesoft to manage the human resource area; and the restructuring of our internal portal, including new tools and applications which expand even more the access to information and content. Another important project developed in 2003 was the adoption of processes and systems, which permits the implementation of negotiation and supplier replacement alternative models, such as the SBT (Scan Based Trading).

         In 2004, the Global Data Synchronization will be concluded and implemented, which will contribute to make product itemization, purchase and distribution more efficient. Also, two new projects are expected to provide us with more profitability and the consumer with more convenience: the adoption of a universal and standardized identification for FLV (frutas, legumes, verduras, or fruits and vegetables products) and the possibility of recharging prepaid cellular phones at stores' checkouts.

Competition

         The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. In 2003, the five largest food retailers in Brazil accounted for 38.1% of the organized sector sales, which consist of sales by companies enrolled in ABRAS, Brazil's supermarket association. In 2003, we accounted for 14.7% of the organized sector sales according to ABRAS. We believe that consolidation will continue to take place, not only within the food retail market but also other segments of the retail industry. For example, hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil. We have continued our growth strategy by focusing on regions where we can reinforce our presence. As part of our expansion strategy, we have also focused on the needs and expectations of various segments of the Brazilian population by developing store formats that respond to different household income levels. Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the Sao Paulo State has led us to concentrate our stores in this particular market. In 2003, sales in Sao Paulo State accounted for 68% of our total sales. In Sao Paulo State and throughout Brazil, we compete principally on the basis of location, price, image, quality and service. In the retail food market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

         The main competitor of the Extra division, our hypermarket division, is Carrefour, a leading French retail food chain, which at December 31, 2003 operated 329 retail stores principally in the southeast and south of Brazil. At December 31, 2003, Carrefour accounted for 12.6% of the organized sector's sales according to data from ABRAS. Wal-Mart, which as of December 31, 2003 operated 143 stores in Brazil, is also a competitor in the hypermarket format with a 6.2% market share after the acquisition of Bompreco.

         Our Pao de Acucar division has different competitors in each of the markets where we operate. In Sao Paulo State, we compete principally with a number of local supermarkets and grocery stores. The main competitor of Pao de Acucar in Brasilia is Champion, the supermarket division of Carrefour. In the state of Rio de Janeiro, our Pao de Acucar format competes with Supermercados Mundial.

         The CompreBem Barateiro division also faces different competitors depending on the particular regional market. In the state of Sao Paulo, CompreBem Barateiro division faces strong competition from a number of smaller regional chains. The main competitor of CompreBem Barateiro division in the state of Rio de Janeiro is Guanabara and Champion.

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

         In other regional markets, we compete within the organized food retail sector as well as against several medium and small chains and family-owned and -operated food retail businesses, which are estimated to represent approximately 50% of overall food sales in Brazil. Other organized food retail chains among our competitors include Sonae, a Portuguese supermarket chain, which operated 148 retail stores at December 31, 2003. Bompreco, owned by Royal Ahold, is our main retail food competitor in the Northeast region of Brazil. On March 1, 2004, Wal-Mart announced the acquisition of Bompreco which operated 118 retail stores at December 31, 2003.

         According to ABRAS, the market share held by Royal Ahold and Sonae was 4.3% and 3.9%, respectively, of all food sales in the Brazilian retail sector at December 31, 2003.

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

4C.      Organizational Structure

         Companhia Brasileira de Distribuicao, which is the controlling and principal operating company, conducts our operations. Our investments in subsidiaries are effected primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. All our operations are conducted under the Pao de Acucar, Comprebem Barateiro, Extra and Extra Eletro banners.

4D.      Property, Plant and Equipment

         We own 88 stores, eight warehouses and a part of our headquarters. The remaining 409 stores and three warehouses we operate and the remainder of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 14 leases expiring in 2004 and 88 expiring in 2005. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2003, we leased 23 properties from members of the Diniz family. Management believes that these leases are on terms at least as favorable to us as we could get from an unrelated party. See "Item 7B - Major Shareholders and Related Party Transactions - Related Party Transactions - Leases."

         The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2003:



                               Owned                       Leased                          Total
                               -----                       ------                          -----
                                          Area                         Area                          Area
                                       (in square                   (in square                    (in square
                            Number       meters)       Number        meters)         Number         meters)
                            ------     ----------      ------        ---------       ------       ----------

Pao de Acucar............         45      70,815           163      202,201               208       273,016
Extra....................         31     267,501            31      194,694                62       462,195
Extra Eletro.............          3       3,624            52       32,349                55        35,973
CompreBem Barateiro......          9      10,053           163      201,464               172       211,517
Warehouses...............          8     273,830             3       42,170                11       316,000
Headquarters.............                 28,591                     13,043                          41,634



         As of December 31, 2003, we owned 16 lots of property representing in the aggregate approximately 946,466 square meters. We expect to develop many of these lots, which are principally located in the state of Sao Paulo, into new stores as part of our capital expansion and investment plan. We believe that all of our facilities are in adequate condition for this purpose.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.      Operating Results

         The following discussion should be read in conjunction with our financial statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 appearing elsewhere in this annual report, and in conjunction with the financial statements included under "Item 3A - Key information - Selected Financial Data." Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissao de Valores Mobiliarios, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP.

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

         Goodwill, Intangible Assets and Amortization

         We have made acquisitions that included a significant amount of goodwill and other intangible assets. The balance of these assets at December 31, 2003 was US$226.2 million. See notes 1 and 10 to our financial statements included elsewhere in this annual report.

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

         The goodwill of our reporting units was aggregated and tested for impairment in 2003, based on estimated fair values. Reassessment of lives of all intangible assets and specific tests for impairment of intangible assets with finite lives will continue to be performed annually to determine the need for impairment provisions and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Factors which could trigger an impairment adjustment include the following:

o significant underperformance relative to expected historical or projected future operating results of reporting units,

o significant changes in the manner we use the acquired assets or the strategy for our overall business or use of tradenames, or

o        significant negative industry or economic trends.

         We performed the impairment test and determined that no goodwill impairment existed at December 31, 2003.

         In November 2001, we relaunched the Barateiro banner and in 2002 acquired the CompreBem and Se retail chains. Following a review of our strategy in 2002, we reduced the life over which we are amortizing the Barateiro tradename from 19 years to a remaining life of eight years.

         Deferred Taxes

         We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and expected timing of the reversals of existing temporary differences. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we will evaluate the need to modify or record a valuation allowance against our deferred tax assets.

         Our valuation allowance at December 31, 2002 was US$22.9 million, which was established in June 2002 at the time we acquired our interest in Se Supermercados. Utilization of these losses in the future will be limited to 30% of the annual taxable income generated by Se Supermercados. The valuation allowance was reversed in 2003, because the future offset is considered to be more likely than not. The reversal of valuation allowance recognized for the deferred tax asset at the acquisition date was adjusted to reduce the goodwill related to the acquisition.

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

         The recovery of the economy in 1999, in the wake of the 32.4% devaluation of the local currency against the U.S. dollar and the strong fiscal adjustment produced by the public sector, led to strengthened consumer confidence. In 2000, GDP grew by 4.4%. GDP increased by only 1.4% in 2001, principally as a result of the electric energy shortage in Brazil, decreased consumer confidence following the Argentina crisis and the September 2001 terrorist attacks. In 2002, GDP increased by only 1.5%, principally as a result of the uncertainties relating to Brazil's own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown.

         The social security system reform was implemented, which was considered an essential element for restoring medium and long-term solvency of the Brazilian public sector.

         In the first half of 2003, the adjustment policies adopted by the Brazilian government caused a decline in the level of economic activity in Brazil. However, in the second half of the year, the changes in the monetary policy caused a positive recovery of the level of economic activity. In 2003, the total GDP decreased 0.2% on average in real terms.

         Our business is directly affected by the macroeconomic trend of the global economy in general and the Brazilian economy in particular. If interest rates rise and the Brazilian economy enters a period of continued recession, demand for our products and services is likely to be negatively affected. Further, continuing depreciation of the Brazilian real against the U.S. dollar and the consequent inflation would reduce the purchasing power of Brazilian consumers, negatively affecting the ability of our customers to pay for our products and services. Continuing real devaluations would also affect our profit margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and our other costs and expenses based on the U.S. dollar and other foreign currencies. If Brazil experiences significant inflation rates, we may be unable to increase prices charged to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

         Inflation and Devaluation

         The Brazilian general price (IGP-M) and consumer price (IPCA) inflation indices and the devaluation of the Brazilian currency against the U.S. dollar are presented below:



                                                    Three months
                                                        ended                   Year ended December 31,
                                                                       -----------------------------------------
                                                   March 31, 2004      2003     2002      2001     2000     1999
                                                   --------------      ----     ----      ----     ----     ----

Inflation - IGP-M (1)...........................        2.7%            8.7%    25.3%    10.4%      9.9%   20.1%
Inflation  - IPCA (2)...........................        1.9%            8.7%    12.5%     7.7%      6.0%    8.9%
Nominal devaluation (appreciation) of the real
    against the U.S. dollar.....................        0.7%          (22.3%)   34.3%    15.7%      8.5%   32.4%



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

         The devaluation of the real against the U.S. dollar has had the following effects on our results of operations:

o Exchange gains and losses arising from our transactions in U.S. dollars (excluding transactions which are covered by cross-currency interest rate swaps) are recorded directly in our statement of operations. Significant foreign exchange losses arose from our U.S. dollar-denominated loans at the time of the devaluation of the real in early 1999. Since the adoption of our treasury policy in late 1999 designed to mitigate the effects of foreign currency variations, we have generally consummated cross-currency interest rate swaps to cover the foreign exchange and interest rate risk on virtually all U.S. dollar-denominated loans, foreign currency exposures and a part of capital lease agreements. We have excluded from this policy our import financing. Our foreign currency gains (losses) were US$47.0 million in 2003, US$(24.5) million in 2002 and US$(8.0) million in 2001. The devaluation (appreciation) of the real was (22.3)% in 2003, 34.3% in 2002 and 15.7% in 2001.

o Any appreciation or depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, included in the cumulative translation adjustment account. Accordingly, in our statement of changes in shareholders' equity for 2003, we recorded a US$209.8 million gain directly to shareholders' equity and a US$505.0 million charge in 2002, without affecting net income, to reflect the higher/lower dollar value of our net assets over the year as the real appreciated by 22.3% in 2003 and devalued by 34.3% in 2002.

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

Tax Environment

         We are currently involved in tax proceedings as discussed in note 17 to our financial statements. We have accrued our estimate of the costs for the resolution of these claims when we consider the loss of our claim to be probable and for existing tax obligations under dispute. The tax contingencies relate primarily to taxes on revenue, social security contributions and income tax. We have identified probable losses and existing tax obligations under dispute in the amount of US$397.5 million at December 31, 2003 which have been provided as liabilities on our financial statements. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materiall affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. For more information on our tax proceedings, see "Item 8 A
- Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings."

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

Seasonality

         We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season. Sales revenues in December are typically around twice as much as the average sales revenues in the other months.

2003 Business and Economic Environment

         In 2003, the Brazilian economy suffered periods of recession. Therefore, in 2003 retailers were presented with an adverse environment facing an increase in unemployment levels; a decrease in consumption by the customers; changes in consumption habits, resulting from lower consumer incomes, stimulated sales of second line products and private label brands to the detriment of discretionary and high value-added items. According to the Brazilian Supermarket Association (ABRAS), 2003 was the worst year for the Brazilian food industry since 1991. Successive interest rate reductions and credit expansion have been key for non-food products to start increasing their sales performance in the fourth quarter and show first signs of recovery.

Certain Operating Data

         The following table presents in U.S. dollars the net sales revenue for each of our store formats for the years ended December 31, 2001, 2002 and 2003. From December 31, 2001 to December 31, 2002, the real devalued against the U.S. dollar by 34.3%. This significantly impairs the comparability of our December 31, 2001 and December 31, 2002 results with its respective prior period. Our functional currency is the Brazilian real, and the reporting currency is the U.S. dollar. As a result, a comparison of the 2002 U.S. dollar results against 2001 U.S. dollar results do not accurately reflect actual changes in our operations that occurred from one period to the next, as the case may be, because the changes include the effects of the devaluation. To mitigate these distortions when comparing our net sales revenue and to isolate the currency effects from the trend analysis, the December 31, 2001 financial information in the "constant dollars" column has been translated at the average exchange rates used to translate the December 31, 2002 financial information. Had the financial information for the year ended December 31, 2002 been presented in "constant dollars" of 2003, the analysis of results would not be significantly different from that presented.




                                                      Year Ended December 31,
                           -----------------------------------------------------------------------------
                                   2003               2002                         2001
                           -------------------  ---------------    -------------------------------------
                                                                   constant Dollars
                                                                     2002 average
                                   Actual             Actual         exchange rate           Actual
                           -------------------  ---------------    ----------------- -------------------
                                         (millions of U.S. dollars, except percentage amounts)
Net sales revenue by store format:

Pao de Acucar..............  $1,121.4    31.7%    $976.8    30.0%    $905.9    32.5%   $1,142.2    32.5%
Extra.....................    1,701.6    48.1    1,526.7    46.9    1,344.0    48.2     1,694.5    48.2
Extra Eletro..............       83.2     2.4      114.6     3.5      162.2     5.8       204.5     5.8
Comprebem Barateiro.......      628.4    17.8      529.9    16.3      376.1    13.5       474.2    13.5
Se and CompreBem(1).......          -     -        109.6     3.3          -       -           -       -
                             --------   ------  --------   ------  --------   ------   --------   ------
Total net sales revenue...   $3,534.6   100.0%  $3,257.6   100.0%  $2,788.2   100.0%   $3,515.4   100.0%
                             ========   ======  ========   ======  ========   ======   ========   ======

_______________________
(1) We converted these stores into Pao de Acucar and CompreBem Barateiro store formats during 2003.

Results of Operations for 2003, 2002 and 2001

         The following table summarizes our historical results of operations for the years ended December 31, 2001, 2002 and 2003. To mitigate the distortions of the devaluation of the real described above when comparing our financial information and to isolate the currency effects from the trend analyses, the December 31, 2001 financial information in the "constant dollars" column has been translated at the average exchange rates used to translate the December 31, 2002 financial information.




                                                      Year Ended December 31,
                             ---------------------------------------------------------------------------
                                   2003               2002                         2001
                             ----------------  -----------------  --------------------------------------
                                                                   constant Dollars
                                                                     2002 average
                                   Actual             Actual         exchange rate           Actual
                             -----------------  -----------------  ------------------ ------------------

Net sales revenue...........$3,534.6    100.0%  $3,257.6   100.0%  $2,788.2    100.0% $3,515.4    100.0%
Cost of sales...............(2,538.1)   (71.8)  (2,345.2)  (72.0)  (1,988.2)   (71.3) (2,506.8)   (71.3)
                             -------    -----   --------   -----   --------    ------ --------    ------

Gross profit................   996.5     28.2      912.4    28.0      800.0     28.7   1,008.6     28.7
Selling, general and
    administrative expenses   (695.3)   (19.7)    (660.4)  (20.3)    (589.9)   (21.2)   (743.7)   (21.2)
Depreciation and              (115.5)    (3.3)    (107.8)   (3.3)    (116.0)    (4.2)   (146.2)    (4.2)
    amortization............
Other operating
income, net................      2.4      0.1        1.5     0.1        0.6      0.1       0.7      0.1
                            ---------  -------  --------  -------  --------  -------  ---------  -------

Operating income............   188.1      5.3      145.7     4.5       94.7      3.4     119.4      3.4
Financial income............   179.3      5.1      158.3     4.9      112.9      4.0     142.3      4.0
Financial expense...........  (221.5)    (6.3)    (222.9)   (6.8)    (128.2)    (4.6)   (161.7)    (4.6)

Income before
    income taxes............   145.9      4.1       81.1     2.6       79.4      2.8     100.0      2.8
Income tax (expense)
    benefit:
    Current.................    (7.9)    (0.2)     (11.8)   (0.4)     (13.1)    (0.5)    (16.5)    (0.5)
    Deferred................   (25.1)    (0.7)      (8.8)   (0.3)      13.6      0.6      17.2      0.6
                            ---------  -------  --------  -------  --------  --------  ---------  -------
Net income..................  $112.9      3.2%     $60.5     1.9%     $79.9      2.9%   $100.7      2.9%
                            =========  =======  ========  =======  ========  ========  =========  =======


Year Ended December 31, 2003 (Actual) Compared to Year Ended December 31, 2002 (Actual)

         Net Sales Revenue. Net sales revenue increased by 8.5% to US$3,534.6 million in the year ended December 31, 2003 from US$3,257.6 million in the year ended December 31, 2002. Our Se and CompreBem stores were conveted into Pao de Acucar and CompreBem Barateiro stores during 2003 and their sales are now included within their new respective divisions. On a "same store" basis, our net sales revenue increased by 0.4% from 2002 to 2003, as explained below by each of our divisions.

         The Pao de Acucar division's net sales revenue increased by 14.8% to US$1,121.4 million in 2003 from US$976.8 million in 2002, due mostly from sales of converted stores from other banners.

         The Extra division's net sales revenue increased by 11.5% to US$1,701.6 million in 2003 from US$1,526.7 million in 2002, principally as a result of the opening of new stores in late 2002 and 2003.

         The CompreBem Barateiro division's net sales revenue increased by 18.6% to US$628.3 million in 2003 from US$529.9 million in 2002, principally as a result of sales from stores converted from other banners and to a lesser extent due to the opening new stores.

         The net sales revenue of Extra Eletro stores decreased by 27.4% to US$83.2 million in 2003 from US$114.6 million in 2002. The performance of the Extra Eletro stores was adversely affected by increased interest rates and the lower confidence level of Brazilian consumers, which adversely affected sales of household appliances and consumer electronic products in particular. In addition, the net sales of Extra Eletro stores decreased as a result of the closing of some stores during 2003.

         Gross Profit. Gross profit increased by 9.2% to US$996.5 million in 2003 from US$912.4 million in 2002. The gross profit registered resulted from the combination of efficient price management, gains of scale with suppliers, besides an increase in sales of higher margin items, such as second line products and private brands. Gross profit as a percentage of net sales revenue increased slightly to 28.2% in 2003 from 28.0% in 2002, despite a more aggressive pricing policy.

         Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel, marketing, rent and other expenses. Selling, general and administrative expenses increased by 5.3% to US$695.3 million in 2003 from US$660.4 million in 2002, principally as a result of the increase in the number of our stores in late 2002 and in 2003. As a percentage of net sales revenue, selling, general and administrative expenses was 19.7% in 2003 and 20.3% in 2002.

         Depreciation and Amortization. Depreciation and amortization increased by 7.1% to US$115.5 million in 2003 from US$107.8 million in 2002, principally due to an increase in depreciation from the remodeling and re-equipping of some existing stores in late 2002 and in 2003, the opening of new stores in late 2002 and in 2003 and our continued investment in information technology and distribution centers.

         Operating Income. Operating income increased by 29.1% to US$188.1 million in 2003 from US$145.7 million in 2002, as a result of the effects described above.

         Financial Income. Financial income increased by 13.3% to US$179.3 million in 2003 from US$158.3 million in 2002, principally due to increased interest income on our cash equivalents balances and interest income on our credit sales, despite the decrease of interest rates in the second half of 2003.

         Financial Expenses. Financial expenses decreased by 0.6% to US$221.5 million in 2003 from US$222.9 million in 2002, resulting from lower funding rates and the decrease of interest rates in the second half of 2003, and the foreign exchange gain on our foreign exchange denominated loans by the appreciation of the real in 2003, which were partially offset by the interest expense from the fifth issue of debentures issued in late 2002.

         Income Before Taxes. Income before taxes increased by 79.9% to US$145.9 million in 2003 from US$81.1 million in 2002 due to the effects described above.

         Income Tax Benefits (Expense). In 2003, we had an income tax expense of US$33.0 million as compared to an income tax expense of US$20.6 million for 2002. The increase is due to a higher taxable income in 2003 as compared to 2002. As a percentage of income before income taxes, income tax expense was 22.6% in 2003 and 25.4% in 2002. Our effective tax rate in 2003 was decreased by the reversal of valuation allowances held against net operating loss carryforwards of US$5.7 million which were no longer considered to be necessary in 2003.

         Net Income. Net income increased by 86.6% to US$112.9 million in 2003 from US$60.5 million in 2002.

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

         The Comprebem Barateiro division's net sales revenue increased by 40.9% to US$529.9 million in 2002 from US$376.1 million in 2001, principally as a result of the inclusion in 2002 of full year sales revenue of the ABC Supermercados stores we acquired in November 2001, increased sales in the division's stores as a result of customers' positive response to the relaunching in 2001 of this format, and the opening of new stores.

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

         Operating Income. Operating income increased by 53.9% to US$145.7 million in 2002 from US$94.7 million in 2001, as a result of the effects described above.

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

5B.      Liquidity and Capital Resources

         We have funded our operations and capital expenditures principally from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES and issuances of debentures. At December 31, 2003, we had US$339.9 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements. In addition, we borrow funds from local Brazilian banks approximately equivalent to the consumer credit financing we extend through our Extra Eletro and Extra formats and our post-dated check programs for Pao de Acucar, Comprebem Barateiro and Extra and we also securitize receivables. Our fixed rate consumer financing through the Extra Eletro and Extra formats is generally for a term of up to 24 months (with the average term being approximately 10 months at December 31, 2003.) Our post-dated check programs provide our customers with financing for up to 60 days (with an average of 45 days at December 31, 2003). In 2003, we noted that customers tended to use principally credit cards as a method of credit purchase instead of installment sales and post-dated checks.

         Our principal cash requirements include:

o        the servicing of our indebtedness,

o capital expenditures, including the construction and remodeling of new stores and investments in our infra-structure,

o        consumer credit,

o        acquisitions of other supermarket chains, and

o distributions of dividends and interest attributed to equity to shareholders.

         Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Net cash from operating activities were US$231.6 million in 2003, US$166.5 million in 2002 and US$119.2 million in 2001. Net cash provided by (used in) financing was US$(61.3) million in 2003 (after payment of US$20.6 million of dividends), US$181.6 million in 2002 (after payment of US$21.2 million of dividends) and US$113.8 million in 2001 (after payment of US$59.1 million in interest attributed to equity to shareholders). In 2003, these cash flows were primarily used for investments in the capital expenditures program totaling US$185.2 million.

         At December 31, 2003, our total outstanding debt was US$843.3 million, consisting of:

o        US$383.3 million of real-denominated loans,

o        US$433.5 million of U.S. dollar-denominated debt, and

o US$26.5 million of debt linked to a basket of foreign currencies to reflect BNDES' funding portfolio, plus an annual spread.

         At December 31, 2003, of the US$433.5 million of U.S. dollar-denominated debt, approximately US$428.9 million was covered by swaps into reais, of which US$228.3 million has been treated on a combined basis pursuant to EITF No. 02-02, "When Separate Contracts that Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes," as if these loans had been originally denominated in reais and accrued an interbank variable rate (CDI). In addition, we have US$26.5 million of debt to BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. Since late 1999, we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for a substantial part of our U.S. dollar-denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank variable interest rate (CDI). The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

         We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

         Total debt at December 31, 2003 decreased by US$2.6 million from US$845.9 million at December 31, 2002. Our most significant debt was incurred in connection with the acquisition and construction of new stores and the remodeling of existing stores. Our cash interest expense was US$149.0 million in 2003, US$122.3 million in 2002 and US$102.6 million in 2001. The US$26.7 million increase in cash interest expense in 2003 related directly to the exchange effects by the appreciation of the real against the U.S. dollar in 2003 which offset the decrease of interest rates in the second half of 2003.

         Several banks provide us short-term financing; of these, five banks, ABN, Citibank, Rabobank, Safra and Santander, individually represent greater than 10% of the total amount of short-term debt outstanding as of December 31, 2003. Although we have no committed lines of credit with these banks, our management believes we are in good standing with our lenders and have sufficient available credit for our needs. These short-term U.S. dollar-denominated financings are guaranteed by our controlling shareholders by signing a promissory note as guarantors.

         Our long-term debt net of current portion aggregated US$230.0 million and US$385.1 million at December 31, 2003 and 2002. The balance consists primarily of long-term expansion program loans from BNDES, working capital loans from Brazilian banks and debentures we issued.

         We have entered into nine lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation based on the TJLP plus an annual spread or are denominated based on a basket of foreign currencies to reflect BNDES' funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 13(i) to our financial statements.

         In the event the TJLP, or Taxa de Juros de Longo Prazo, a nominal long-term interest rate that includes an inflation factor, exceeds 6% per annum, the surplus is added to the principal. In 2003 and 2002, US$5.9 million and US$5.2 million, respectively, were added to the principal.

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

         We issued a number of convertible and non-convertible debentures between 1997 and 2002, some of which have since been converted to our non-voting preferred shares. At December 31, 2003, the fourth and fifth issues were still outstanding in part.

         In 2000, we issued the fourth issue of convertible debentures due August 2005. At December 31, 2003, we had 99,908 convertible debentures outstanding from our fourth issue, totaling US$28.4 million. Only 92 of the convertible debentures from our fourth issue have been converted into preferred shares of our capital stock. We received proceeds equivalent to US$52.5 million, net of commissions of US$0.4 million. The debentures are indexed to the TJLP and accrue annual interest at 3.5% which is payable annually. The portion of TJLP exceeding 4.5% will be capitalized and added to the nominal value of debentures on the dates of interest payment. The debentures may be converted into preferred shares, at the option of the debentureholder, based on the following ratios: (i) September 1, 2000 to August 30, 2003 at 12,821 shares per R$1,000 principal amount, (ii) August 31, 2003 to August 30, 2004 at 8,552 shares per R$1,000 principal amount and (iii) August 31, 2004 to August 31, 2005 at 4,282 shares per R$1,000 principal amount, all subject to adjustment for stock dividends, stock splits and reverse splits.

         On October 4, 2002, the shareholders approved the fifth issue and public placement of debentures. We received proceeds equivalent to US$112.8 million, net of commissions of US$1.6 million, for 40,149 non-convertible debentures issued as the first series of this fifth issue. The debentures are indexed to the average rate of CDI and accrue an annual spread of 1.45% which is payable semi-annually. The remuneration of the first series may be renegotiated or a put may be exercised in October 2004. The debentures mature on October 1, 2007. At December 31, 2003, we had 40,149 non-convertible debentures outstanding from the first series of our fifth issue, totaling US$145.5 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders' equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to four.

         For more information on our convertible and non-convertible debentures, see note 13(ii) to our financial statements.

         On September 19, 2003, we concluded the structure of "Pao de Acucar Fundo de Investimento em Direitos Creditorios" (or "PAFIDC"), a receivables securitization fund. The PAFIDC has duration of five years, renewable for one additional five-year period, beginning from the date of the first subscription of quotas. The capital structure of the PAFIDC is composed of 80% senior quotas and 20% subordinated quotas. Senior quotas will be divided in two series: Series A for which the benchmark remuneration (i) was 103% of CDI (Certificado de Deposito Interbancario), an interbank variable interest rate, during the period beginning on the date of the first subscription of quotas and ending on February 20, 2004 and (ii) is 105% of CDI as from February 21, 2004; and Series B for which the benchmark remuneration is 101% of CDI. The holders of senior quotas series B will redeem both on June 23, 2006 and June 23, 2007, the principal amount of US$ 24.8 million, and will redeem the remaining balance at the end of the fund's duration. The series A quotaholders will redeem their quotas at the end of the fund's duration. Upon consolidation of PAFIDC, senior quotas are recorded as mandatory redeemable equity interest in securitization fund. Subordinated quotas have a single series. Beginning in February 2004, the quotas are nominative and could be listed for negotiation the over-the-counter market. We hold a retained interest of 20% (subordinated quotas) and will redeem the subordinated quotas only after the redemption of senior quotas (or at the end of the PAFIDC's duration). Subordinated quotas are non-transferable and nominative. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the PAFIDC's net assets after absorbing any default on the credit rights transferred to PAFIDC and any losses attributed to the PAFIDC.

         In October 2003, we invested US$ 34.9 million in subordinated quotas of PAFIDC and transferred credit rights to the securitization fund and received US$
158.3 million in cash. From October through December 31, 2003, we transferred to PAFIDC customer credit financing, post-dated check credit sales and accounts receivable from credit card companies, in securitization transactions totaling US$ 440.8 million, the outstanding balance of these receivables at December 31, 2003 was US$ 155.7 million. For all securitizations, we retained servicing responsibilities and subordinated interests. The delinquent credits will be collected by the PAFIDC's administrator which will be assisted by our collection department, for which we do not receive fees for such service. The quotaholders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and the PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us.

         PAFIDC is an investment fund that is a variable interest entity (VIE) as defined under FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities, (revised December 2003)" and has been consolidated in our financial statements. At December 31, 2003, our retained interest in subordinated quotas, in the amount of US$ 36.2 million, represents our maximum exposure to loss under the securitization transactions.

         We continue to implement our capital expansion and investment plan and currently intend to invest approximately R$500.0 million in new projects (equivalent at the December 31, 2003 exchange rate to US$173.1 million), which includes R$200.0 million (equivalent at the December 31, 2003 exchange rate to US$69.2 million) for the opening of new stores, R$140.0 million (equivalent at the December 31, 2003 exchange rate to US$48.5 million) for store remodeling, R$60.0 million (equivalent at the December 31, 2003 exchange rate to US$20.8 million) for technology and R$100.0 million (equivalent at the December 31, 2003 exchange rate to US$34.6 million) for other investments.

         In 2003, our capital expenditures were US$185.2 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were US$348.4 million for 2002 and US$275.2 million for 2001. For specific use of our capital expenditures in 2003, see "Item 4B - Information on the Company - Business Overview - Capital Expansion and Investment Plan."

         We believe that existing resources and operating income will be sufficient to complete the capital expansion and investment program described above and meet our liquidity requirements. However, our capital expansion and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy. We cannot assure you that we will successfully complete all of or any portion of our capital expansion and investment plan. In addition, we may
                                      37
participate in acquisitions not budgeted in the capital expansion and investment plan, and we may modify these plans.

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

5E.      Off-balance sheet arrangements

         We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


5F.      Tabular disclosure of contractual obligations

         The following table summarizes significant contractual obligations and commitments at December 31, 2003 that have an impact on our liquidity:




                                                              Payment Due by Period
                                                              ---------------------
                                                      Less than      One to      Three to    After five
        Contractual Obligations             Total      one year    three years  five years       years
        -----------------------             -----     ---------    -----------  ----------    ---------
                                                          (in millions of U.S. dollars)

Long-term debt......................        $600.9       $370.9       $192.2        $37.8        $--
Taxes, other than on income.........          52.3         15.0          9.0          8.7       19.6
Capital lease obligations...........          15.9          9.3          6.6           --         --
Operating leases....................         360.2         66.5        117.5         92.1       84.1
Other...............................           2.7           --          2.7           --         --
    Total contractual obligations...      $1,032.0       $461.7       $328.0       $138.6     $103.7



         In addition, we have made provisions for total accrued liability for legal proceedings related to some of our unpaid taxes of US$397.5 million at December 31, 2003. Furthermore, see "Item 5B - Liquidity and Capital Resources" for more information on the mandatory redeemable equity interest in securitization fund (PAFIDC).

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A, 6B and 6C.  Directors and Senior Management, Compensation and Board
Practices

         We are managed by our Conselho de Administracao, or board of directors, and our Diretoria, or board of executive officers.

         In February 2003, our shareholders approved our corporate management structure reorganization at a general shareholders' meeting. As a result of the reorganization, three new committees were created to support the management bodies: the executive committee, the financial committee and the development and marketing committee, all of which are described more fully below.

         In connection with this reorganization, our then controlling shareholders relinquished their executive officer positions in order to become board members. The founding shareholder, Mr. Valentim dos Santos Diniz, became the Honorary Chairman of the board of directors. In March 2003, Abilio Diniz ceased being our Chief Executive Officer and became the Chairman of the board of directors. Mr. Augusto Marques da Cruz Filho, the former Administrative and Financial Vice President, assumed the Chief Executive Officer position. The Administrative and Financial Vice President position was eliminated and instead divided into two newly-created positions - the Administrative Officer and the Financial and Controller Officer positions.

         At our general shareholders' meeting on February 28, 2003, our shareholders appointed new members to our board of directors and renewed the mandate of existing board members. On the same date, our directors appointed new executive officers and renewed the mandate of existing officers.

         As a result of our general shareholders' meeting held on April 30, 2004, our board of directors currently consists of fifteen members and one honorary member.

Board of Directors

         Our board of directors generally meets at least six times per year. The members of our board of directors are appointed at general shareholders' meetings, serve for three-year terms and are required to be our shareholders. The board's responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Although our by-laws allow for up to 18 Directors, our board of directors currently consists of one honorary member and fifteen members, consisting of four controlling shareholders, eight external non-executive counselors, two representatives of our minority shareholder the Casino Group and the President of our company, all of whose term of office ends in 2006. Our board of directors is currently made up of the following members:

--------------------------------------------------- ---------------------------
Name                                                Position              Since

Valentim dos Santos Diniz(1)                        Honorary Chairman     2003
Abilio dos Santos Diniz(2)                          Chairman              2003
Ana Maria Falleiros dos Santos Diniz D'Avila        Director              2002
Joao Paulo Falleiros dos Santos Diniz               Director              1999
Pedro Paulo Falleiros dos Santos Diniz              Director              2003
Augusto Marques da Cruz Filho                       Director              1995
Arthur Antonio Sendas                               Director              2004
Christian Pierre Couvreux                           Director              1999
Fernao Carlos Botelho Bracher                       Director              1995
Gerald Dinu Reiss                                   Director              1995
Jose Roberto Mendonca de Barros                     Director              1999
Luiz Carlos Bresser Goncalves Pereira               Director              1999
Mailson Ferreira da Nobrega                         Director              1995
Maria Silvia Bastos Marques                         Director              2003
Pierre Bruno Charles Bouchut                        Director              1999
Roberto Teixeira da Costa                           Director              1995

_______________
(1) Valentim dos Santos Diniz had been our Chairman since 1995 until his appointment as our Honorary Chairman in 2003.
(2) Abilio dos Santos Diniz had been a director of our board of directors from 1995 until 1999 when he became Vice-Chairman and in 2003 he became Chairman of our board.


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

         Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. The current term of all our executive officers ends in 2006. At our board of director' meeting held on February 4, 2004, two members of our executive officers were appointed, Mr. Eneas Cesar Pestana Neto and Mr. Leonardo de Paiva Rocha. Our executive officers are currently as follows:

Name                             Position

Augusto Marques da Cruz Filho    Chief Executive Officer
Caio Racy Mattar                 Investment and Construction Officer
Cesar Suaki dos Santos           Supply Chain Officer
Eneas Cesar Pestana Neto         Administrative Officer
Fernando Queiroz Tracanella      Investor Relations Officer
Hugo A. Jordao Bethlem           Commercial Officer
Jean Henri A. Duboc(1)           Hypermarket Division Officer
Jose Roberto C. Tambasco         Supermarket Division Officer
Leonardo de Paiva Rocha(2)       Chief Financial Officer and Controller Officer
Maria Aparecida Fonseca          Human Resources Officer
_______________
(1) Although Jean Henri A. Duboc was indicated for the position of officer in 2003, he officially became our Hypermarket Division Officer on May 12, 2004, since his definitive appointment depended on the approval by the Brazilian authorities of his permanent working visa.
(2)      Leonardo de Paiva Rocha was removed from his position in June 2004.



Board of Auditors

         Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent board of auditors (conselho fiscal). However, we are required to establish a board of auditors upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares or 5% of the preferred shares. Any such board of auditors would consist of three to five members and an equal number of alternates. The members of the board of auditors would be elected, at the maximum, for one-year terms, but could be reelected. Holders of preferred shares, voting as a class, would be entitled to elect one member (and his or her alternate) by majority vote of the shareholders present at the meeting at which members of the board of auditors are elected, and holders of common shares would be entitled to elect the other members (and their respective alternates).

Audit Committee

         On June 13, 2000, our board of directors approved the creation of an audit committee (comite de supervisao), whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which is independent of our management (except for Mr. Augusto Marques da Cruz Filho who is our chief executive officer) and of our independent auditors, is to review our financial statements and report on them to our shareholders. Our audit committee is comprised of three to five members, which are elected by the board of directors for a period of three years. The audit committee charter requires that one member be independent. Our audit committee is composed by Gerald Dinu Reiss, as President, Roberto Teixeira da Costa, as Vice-President, and Augusto Marques da Cruz Filho, as member, appointed on June 23, 2003 for a period of three years ending on June 23, 2006.

Consulting Committee

         Our by-laws provide for an ad hoc consulting committee of up to 13 members, whose purpose is to make recommendations to our board of directors on certain matters. The current term of all members of our consulting committee is three years. Our consulting committee was elected by our shareholders on February 28, 2003 and is comprised of the following members: Manuel Carlos Teixeira de Abreu, Jose Luiz Bulhoes Pedreira Neto, Candido Botelho Bracher, Luiz Felipe Chaves D'Avila and Luiz Marcelo Dias Sales.

Executive Committee

         The executive committee was created in February 2003 as part of the reorganization of our corporate management structure. The executive committee meets on a monthly basis, and its duties include preparing, together with the executive officers, our annual budget and annual capital expansion and investment plan, and subsequently presenting them to the board of directors, presenting the proposed compensation of our administrators to the board of directors, and reviewing, together with the executive officers, our financial statements. According to our by-laws, the committee must have between four to seven members, as well as a coordinator, all of whom are elected by the board and serve for a three-year term. Our executive committee currently consists of Abilio Diniz, who is the coordinator of the committee, Ana Maria Diniz D'Avila, Candido Botelho Bracher, Francis Mauger, Gerald Dinu Reiss, Joao Paulo Diniz, Luiz Carlos Bresser G. Pereira and Maria Silvia Bastos Marques.

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

         Mr. Augusto Marques da Cruz Filho is a member of our board of directors and our Chief Executive Officer. He has been employed by us since September 1994. Mr. Marques da Cruz Filho is a former Finance Director of Tintas Coral S.A. of the Bunge Born Group. Mr. Marques da Cruz Filho was also a member of the board of directors of Arafertil ISF - Ipiranga Serrana de Fertilizantes. He has a degree in Economics from Universidade de Sao Paulo - USP.

         Mr. Arthur Antonio Sendas is a member of our board of directors. He is also the president of Grupo Sendas, which has been operating in the Brazilian retail market for 43 years. Mr. Sendas is the president of the board of directors of Agencia de Desenvolvimento da Cidade do Rio de Janeiro - Agencia Rio and president of the Development Council of the Ponticia Universidade Catolica do Rio de Janeiro. He is also the former president of several supermarkets associations, including Associacao dos Supermercados do Rio de Janeiro and Associacao Brasileira dos Supermercados.

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

         Mr. Eneas Cesar Pestana Neto is our Administrative Officer. He was the Vice-President of Laboratorio Delboni Auriemo and has worked at GP Investimentos and Carrefour. Mr. Pestana Neto holds a degree in Accounting from Pontificia Universidade Catolica de Sao Paulo - PUC.

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

         Mr. Fernando Queiroz Tracanella is our Investor Relations Officer. Mr. Tracanella worked at Uniao de Bancos Brasileiros S.A. (Unibanco), Banco Frances e Brasileiro - BFB and Deutsche Bank. Mr. Tracanella holds a degree in Business Administration from Pontificia Universidade Catolica de Sao Paulo - PUC.

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

         Mr. Jose Roberto Mendonca de Barros is a member of our board of directors. Mr. Mendonca de Barros was the Secretary of Economic Policy of the Ministry of Agriculture and Executive Secretary of the Foreign Chamber of Commerce. He is the managing partner at Mendonca de Barros Associados S/C, where he resumed his activities in January 1999. He has a doctoral degree in Economics from the University of Sao Paulo and has done post-doctoral work at Yale University.

         Mr. Leonardo de Paiva Rocha was our Chief Financial Officer and Controller Officer. He previously served as a member of the executive office of Telefonica International S/A and Telecomunicacoes de Sao Paulo S/A. Mr. Rocha has an Engineering degree from Instituto Militar de Engenharia and has a post-graduate degree in Administration from Pontificia Universidade Catolica from Rio de Janeiro.

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

         Mrs. Maria Silvia Bastos Marques is a member of our board of directors. Mrs. Marques is a member of the board of directors of the Anglo American PLC and partner in the Brazilian consulting firm MS & CR2 Financas Corporativas. She was the former President of the Instituto Brasileiro de Siderurgia, Officer-Director of Companhia Siderurgica Nacional, Municipal Secretary of Finance of the City of Rio de Janeiro and Director of Banco Nacional de Desenvolvimento Economico e Social - BNDES. Mrs. Marques has a degree in Public Administration from Fundacao Getulio Vargas, where she earned a master's degree and a doctoral degree.

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

         For the year ended December 31, 2003, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately US$3.2 million. Other non-cash benefits in 2003 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

6D.      Employees

         Our workforce at December 31, 2003 consisted of 55,557 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our hourly employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

         The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2003:


                                                           At December 31(1)
                                                           -----------------
                                              2003          2002          2001        2000        1999
                                              ----          ----          ----        ----        ----

Operational......................           46,094        47,623        42,599      43,204      34,624
Administrative...................            9,463        10,275         9,461       6,902       5,018
                                            ------        ------        ------      ------      ------
     Total.......................           55,557        57,898        52,060      50,106      39,642




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

          When share options are exercised, we can grant new shares or transfer treasury shares to the new shareholder. Our stock option plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through the exercise date. Our stock option plan stipulates that 50% of the options granted vest and can be exercised at the end of three years and the remaining 50% vest and can be exercised at the end of five years. The exercise term expires after a period of three months after the vesting dates. In 1999, our board of directors approved a new grant of options convertible into an additional 3.4 billion preferred shares to be granted under our stock option plan. On March 31, 2000, we granted 305,975 thousand stock options with an exercise price of US$34.34 per 1,000 shares. On April 2, 2001, we granted 361,660 thousand stock options with an exercise price of US$29.65 per 1,000 shares. On March 15, 2002, we granted 412,600 thousand stock options with an exercise price of US$19.96 per 1,000 shares. On May 16, 2003, we granted 499,840 thousand stock options with an exercise price of US$13.45 per 1,000 shares.


                                                                                        Share options (thousands)
                                                                           ---------------------------------------

                                                                                        2003                 2002
                                                                           ------------------   ------------------

    Options outstanding at beginning of year                                       1,395,960            1,362,385
     Options granted
          Series 6 (granted March 15, 2002)                                                               412,600
          Series 7 (granted May 16, 2003)                                            499,840
    Options exercised
       Series 3 - April 10, 2002 - capital increase of U.S.$ 26                                            (3,400)
       Series 2 - December 19, 2002 - capital increase of U.S.$ 684                                      (120,900)
       Series 3 - December 19, 2002 - capital increase of U.S.$ 4                                            (700)
       Series 3 - December 17, 2003 - capital increase of U.S.$ 1,916               (256,100)
     Options forfeited                                                              (200,360)            (254,025)
                                                                           -----------------    ------------------
Outstanding options granted at end of year                                         1,439,340            1,395,960
                                                                           ==================   ==================

Share options available at end of year for future grants                           2,335,999            2,635,479
                                                                           ==================   ==================




                                                                                                               US$
                                                             --------------------------------------------------------
                                                                     2003               2002              2001
                                                             -----------------  ----------------- -----------------
Range of year-end exercise prices for outstanding
    options at balance sheet date exchange rates
    (US$ per thousand shares)                                     13.87-32.84        10.69-24.50        5.43-27.58

Weighted average grant-date exercise price of
    options (US$ per thousand shares)                                   22.94              19.30             17.05

Weighted average grant-date quoted market price
    of shares (US$ per thousand shares) (based
    on quoted market value at date granted)                             24.61              22.02             20.82

Year-end quoted market price of shares at balance
    sheet exchange rates (based on quoted market
    value at the end of each year)
    (US$ per thousand shares)                                           24.37              15.42             21.33

Compensation cost recognized for the year ended
    December 31                                                         1,250                912             1,853



ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.      Major Shareholders

         The following table sets forth information as of December 31, 2003 with respect to holdings of our capital stock:


                                      Common Shares                Preferred Shares (1)                    Total
                                      -------------                --------------------                    -----

                               Number of                        Number of
                                 Common        Percentage       Preferred      Percentage       Number of       Percentage
       Shareholder               Shares         of Total         Shares         of Total          Shares         of Total
       -----------             ---------       ---------        ----------     ----------       ---------       ----------

PAIC (2)...............      38,334,430,500      60.40%        7,332,819,981    14.67%         45,667,250,481      40.26%
Valentim dos Santos






   Diniz..................     2,280,975,580        3.59                   --         --         2,280,975,580       2.01
Peninsula
   Participacoes Ltda. (3)     6,458,266,960       10.17            7,746,144        0.02        6,466,013,104       5.70
Abilio dos Santos Diniz...       253,726,605        0.40                   --         --           253,726,605       0.22
Joao Paulo F. dos Santos
   Diniz..................                10         --             8,900,000        0.02            8,900,010       0.01
Ana Maria F. dos Santos
   Diniz D'Avila..........                10         --            40,500,000        0.08           40,500,010       0.04
Pedro Paulo F. Dos Santos
   Diniz..................           360,850         --                    --         --               360,850         --
Lucilia Maria Diniz.......       894,094,860        1.41            1,072,391         --           895,167,251       0.79
Casino Group..............    15,218,575,935       23.98       13,622,650,344       27.26       28,841,226,279      25.42
Others (4)................        30,380,089        0.05       28,957,739,174       57.95       28,988,119,263      25.55
                              --------------      ------       --------------      ------      ---------------     -------
Total.....................    63,470,811,399      100.00%      49,971,428,034      100.00%     113,442,239,433     100.00%
                              ==============      ======       ==============      ======      ===============     =======


________________________

(1) In August 1999 and September 2000, we issued the equivalent of R$303 million and R$100 million, respectively, of principal amount of debentures which are convertible into preferred shares. Some of these debentures have already been converted into preferred shares. See "Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources" and note 13 to the financial statements included in this annual report. The authorized share capital (the number of shares up to which the board of directors can issue shares without the approval of a shareholders' meeting) at December 31, 2003 is 150 billion shares. The balance of unissued shares in relation to the authorized share capital relates to unissued common and preferred shares.


(2) Pao de Acucar S.A. Industria e Comercio-PAIC is controlled by Mr. Abilio dos Santos Diniz and Peninsula Participacoes. Other shareholders include Mr. Valentim dos Santos Diniz and Mrs. Lucilia Maria Diniz.


(3) Peninsula Participacoes Ltda. is controlled by Mr. Abilio dos Santos Diniz and his children. Upon the death of Mr. Abilio dos Santos Diniz, his children, Ana Maria Falleiros dos Santos Diniz D'Avila, Mr. Joao Paulo Falleiros dos Santos Diniz, Mrs. Adriana Falleiros dos Santos Diniz Abrao and Mr. Pedro Paulo Falleiros dos Santos Diniz, will own and control 100% of Peninsula Participacoes' voting quotas (ownership units).


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

         On August 31, 2003, 6,285,876 common share warrants and 2,064 preferred share warrants were not exercised and were forfeited. The remaining 6,285,875 common share warrants may be exercised through August 31, 2004. The ratio will be adjusted proportionately in the event of any reverse splits, splits or distribution of stock dividends. The common subscription warrants were acquired by the minority shareholder, the Casino Group, while the preferred subscription warrants were acquired by the public.

Shareholders' Transactions

         In September 1999, the Casino Group purchased 2,500,000,000 of our common shares from PAIC and another 12,571,750,000 of our then issued shares of common stock, representing, in the aggregate, an ownership interest of approximately 24.0% of total common stock.

         The Casino Group also had the right to purchase an aggregate of 2.5 billion common shares from PAIC, Peninsula Participacoes and Abilio dos Santos Diniz at the higher of US$45.00 or the average of the market price and US$45.00 per 1,000 shares. Of these 2.5 billion common shares, the Casino Group had the option to purchase up to 1.25 billion common shares until August 31, 2003, which option was not exercised and the Casino Group continues to have the option to purchase up to 1.25 billion common shares from August 31, 2002 through August 31, 2004. The Casino Group will be required to purchase a portion of these 2.5 billion common shares if it exercises any of its common share warrants. If the Casino Group exercises the common share warrants described above and exercises its right to purchase the additional 1.25 billion common shares, the Casino Group may increase its ownership interest in us to approximately 32.6% of our total issued and outstanding common shares. In 1999, our controlling shareholders also sold 1.5 billion shares of preferred stock to the Casino Group.

         On October 17, 2000, we issued 100,000 convertible debentures due August 2005, 41,962 of which were subscribed by the Casino Group in November 2000.

Shareholders' Agreements

         The Casino Group

         Our controlling shareholders, Mr. Abilio dos Santos Diniz, Peninsula Participacoes and PAIC, are party to a shareholders' agreement dated August 9, 1999 with the Casino Group, a copy of which has been filed previously with the Commission.

         Pursuant to this agreement, the Casino Group:

    o is assigned preemptive rights with respect to issuances of convertible debt or preferred stock to achieve a participation of up to a 35.5% ownership interest on a fully diluted basis,

    o    has the right to appoint two directors to our board of directors,

    o has the right to appoint a person to serve both as a member of our executive committee and a member of our board of executive officers,

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

         Our controlling shareholders and the Casino Group have also agreed pursuant to the shareholders' agreement not to compete with each other in the food retailing business in Mercosul (Brazil, Argentina, Uruguay and Paraguay) and in Colombia, as long as they remain our shareholders. They also agreed not to engage in the food retailing business in Brazil through any Brazilian retailer other than us, as long as this shareholders' agreement remains in force.

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

         The Sendas Association

         We and our controlling shareholders, Mr. Abilio dos Santos Diniz, Peninsula Participacoes and PAIC are parties to a shareholders' agreement dated February 29, 2004 with Sendas and its direct and indirect controlling shareholders Sendas Empreendimentos e Participacoes Ltda. and Mr. Arthur Antonio Sendas, a copy of which is being filed as an exhibit to this annual report. The purpose of the shareholders' agreement is to regulate our relations with Sendas as shareholders of Sendas Distribuidora, a joint participation of which we hold 50% of the voting stock and Sendas holds the remaining 50% of the voting stock.

         Pursuant to this agreement:

         o as long as we and Sendas continue to own shares representing 50% of the joint participation (defined under the shareholders' agreement as the sum of ours and Sendas equity interests in the voting capital of Sendas Distribuidora), we and Sendas are entitled to separately appoint four members and two alternates of the board of directors of Sendas Distribuidora, while the remaining four members are jointly indicated by mutual agreement;

         o two directors appointed by us or two directors appointed by Sendas can veto specific business decisions of Sendas Distribuidora, including certain transactions involving amounts greater than R$20 million, the performance by the Sendas Distribuidora of activities outside its corporate purpose or the approval or review of the Sendas Distribuidora's annual investment programs;

         o Sendas Distribuidora must have four board committees with specific functions related to the supervision of tasks performed by the board of executive officers. Each of these committees must consist of an equal number of members indicated by us and by Sendas, but we are entitled to appoint the coordinators of the executive and audit committees while Sendas is entitled to appoint the coordinators of the finance and development and marketing committees;

         o we have the right to appoint all executive officers of Sendas Distribuidora, who must be professionals with high reputations and renowned competence, which enables us to be fully responsible for the operating and administrative management of Sendas Distribuidora and to have complete freedom in connection with the day-to-day operational decisions; and

        o as long as we and Sendas continue to own fifty percent of the joint participation, our resolutions as shareholders of Sendas Distribuidora must be taken by consensus. However, if the equity participation of any of us falls below fifty percent of the joint participation, the shareholders' resolutions will have to be decided by a simple majority vote, having the minority shareholder in this case the right to veto certain major corporate decisions, such as changes to provisions in the by-laws of Sendas Distribuidora regarding its capital stock, issuance of securities and dividends policies, as well as the mergers, spin-offs and other corporate reorganizations, among others. This veto right will be valid provided that the minority shareholder continues to own more than twenty five percent of the joint participation.

         The shareholders' agreement also establishes certain rights relating to the transfer to third parties of Sendas Distribuidora's shares owned by us or by Sendas as described below:

         o we and Sendas have rights of first refusal in connection with the offer of shares (or respective subscription rights) to third parties, except when such offer is made to our or Sendas' controlling shareholders or controlled companies or when it involves the transfer of one share to each director appointed by us or by Sendas; and

         o in addition to offering the right of first refusal described above, we and Sendas, as the case may be, are also required to offer a tag along right to the other shareholder if the proposed sale involves common shares representing more than 10% of the joint participation. In this case, such shareholder has the right to sell the same amount of Sendas Distribuidora's shares being offered by the other shareholder at the same terms and conditions.

         In addition, if our controlling shareholders decide to transfer, either direct or indirectly, our own equity control, Sendas will be entitled, pursuant to the shareholders' agreement, to exercise a put option right against the prospective purchaser and therefore to sell the totality of its Sendas Distribuidoras' shares to such purchaser at the price fixed by the shareholders' agreement. On the other hand, if Sendas' controlling shareholder receives from a third party an offer for Sendas' control, we are entitled to either exercise a right of first refusal and acquire the shares at the terms an conditions offered by such third party or to acquire, at the price fixed under the shareholders' agreement, the totality of shares in the capital stock of Sendas Distribuidora owned by Sendas.

         The shareholders' agreement also provides that Sendas may at any time as of February 1, 2007 exercise the right to exchange the totality or a portion of its paid-in shares in Sendas Distribuidora for preferred shares representing our capital stock. In such case, we can alternatively (i) carry out the share exchange; (ii) purchase in cash, at the price fixed under the shareholders' agreement, the shares upon which the right of share exchange has been exercised; or (iii) accomplish the exchange transaction through several corporate procedures such as capital increases, mergers of shares and others. In addition to the cash or shares received, as the case may be, Sendas would also have the right, in case all its shares in Sendas Distribuidora were exchanged for our preferred shares, to subscribe to one class A common share that would be issued by Sendas Distribuidora. This special share would allow it to appoint, in a separate voting procedure, one member of the Sendas Distribuidora's board of directors. However, if Sendas transferred more than seventy five percent of our preferred shares following the exchange, it would be required to sell back such share to us and therefore it would cease to have the special rights provided therein. In addition, Sendas would also be subject to limitations in the amount of our preferred shares which it could sell in the open market.

         We and Sendas have also agreed pursuant to the shareholders' agreement not to compete, either independently or jointly with third parties, with Sendas Distribuidora in the food retailing business in the state of Rio de Janeiro and, in the future, in the state of Espirito Santo, for so long as the shareholders' agreement is in effect.

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

Leases

         We currently lease properties from some members of the Diniz family, some of whom are our shareholders. These properties include one store from Mr. Valentim dos Santos Diniz and two stores from Mr. Abilio dos Santos Diniz, who are among our controlling shareholders, six stores from Mr. Arnaldo dos Santos Diniz, five stores from Mrs. Vera Lucia dos Santos Diniz and nine stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, all children of Mr. Valentim dos Santos Diniz. Aggregate payments in 2003 under those leases equaled approximately US$4.9 million. We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm's-length basis.

Related Party Financing

             In November 2000, the Casino Group subscribed 41,962 convertible debentures from our fourth issue out of a total of 100,000 convertible debentures. Interest expense related to the debentures was US$2.1 million in 2003, and the loan in the amount of US$11.9 million was outstanding at December 31, 2003. See note 18 to the financial statements.

7C.      Interests of Experts and Counsel

         Not applicable.

ITEM 8   FINANCIAL INFORMATION

8A.      Consolidated Financial Statements and Other Financial Information

         The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

         We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business described below. These include general civil, tax and employee litigation and administrative proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. See note 17 to the financial statements.

         The following probable losses and existing tax obligations under dispute have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

                                                           2003          2002
                                                    ------------- -------------
                                                     (millions of U.S. dollars)
Taxes:
    Taxes on revenues..............................      $262.7        $151.1
    Social security................................        94.1          66.7
    Income tax.....................................        26.4          16.0
    Tax on bank account transactions and other.....         7.6          32.3
Labor claims.......................................         6.7           3.6
                                                    -------------    --------
Total accrued liabilities for legal proceedings.....     $397.5        $269.7
                                                    =============    ========

         Taxes on Revenues

         We are questioning the constitutionality of the increase of the tax rate of the PIS and the COFINS taxes, which accrue on revenues, as well as the expansion of their tax basis as of February 1, 1999 because we believe these changes could only be introduced by a law complementary to the Federal Constitution. On September 1999, the lower court issued a ruling in our favor. The federal government appealed the decision and is awaiting a final judgment. At December 31, 2003, we had a provision of US$262.7 million that we believe corresponds to the amount of PIS and COFINS we did not collect, based on the lower court decision, and this provision is monetarily updated.

         Social Security Taxes

         We are challenging the constitutionality of some social security contributions, such as the contributions for education allowance (salario educacao) and for worker's compensation insurance (SAT), as well as our right to offset the amount we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not been collecting some of these contributions and/or we have been offsetting overpaid contributions with other social security contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed these decisions and is awaiting a final judgment. Since it is probable that we will not prevail in these lawsuits, as of December 31, 2003, we had a provision of US$94.1 million that we believe corresponds to the amount of the social security contributions we did not collect, based on the preliminary orders, and this provision is monetarily updated.

         Following judicial precedent in decision which were unfavorable for other tax payers in similar lawsuits, we decided to withdraw certain claims and legal actions, opting to join the Special Installments Program (Parcelamento Especial - PAES) pursuant to Law 10,680/2003 and pay the amount of US$88.8 million of social security contributions in installments.

         Income Tax

         In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 6.3% for February 1989. The federal government also appealed the decision and is awaiting a final judgment. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2003, we had a provision of US$11.6 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 6.3% inflationary index for February 1989 and the 70.3% rate. These assessments are supported by our outside legal counsel.

         We were challenging a limitation on tax loss offsets imposed by Brazilian law. Federal income tax regulations determine that tax losses available for offsetting income are limited to 30% of annual income before tax. We were challenging this limitation on the grounds that it is unconstitutional, and have obtained a legal injunction providing protection against possible fines. We had a provision of US$13.4 million at December 31, 2003 and the amount of US$9.6 million is recorded as recoverable deferred taxes.

         Tax on Bank Account Transactions

         On June 15, 1999, we filed an injunction seeking protection for non-payment of the Contribuicao Provisoria sobre Movimentacao Financeira, or CPMF, a tax levied on banking account transactions and redemption of financial operations on the grounds that the tax is unconstitutional. We obtained a preliminary order and the lower court issued a decision in our favor on September 10, 1999. Since the federal government appealed the decision, we presented appeals to the Superior Justice Court and to the Supreme Federal Court, all of which are pending judgment. Since it was probable that we would not prevail in this lawsuit, as of December 31, 2002, we had a provision of US$28.5 million that we believed corresponded to the amount of CPMF that the banks did not withhold based on the lower court decision, and this provision was indexed for inflation. Based on an unfavorable decision rendered by the court on February 19, 2003, we filed a request on March 13, 2003 to pay the amount provided on that date in installments. At December 31, 2003, the amounts of US$3.8 million and US$32.7 million are recorded as Taxes, other than on income, in our current liabilities and long-term liabilities, respectively.

         Labor Claims

         We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2003, we had a provision of US$6.7 million for labor related loss contingencies, since it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

Dividend Policy and Dividends

         General

         Pursuant to the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation's net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to that established pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the adjusted net profits, i.e. 25% of the net profits decreased or increased by (a) any amounts attributable to the legal reserve, (b) any amounts attributable to the contingency reserve and (c) any amounts attributable to the reserves of retained earnings, as more fully described below. In accordance with the Brazilian corporate law, a Brazilian corporation is required to maintain a legal reserve, to which it must allocate a minimum of 5% of its net profits for each fiscal year until such reserve reaches an amount equal to 20% of its capital stock (calculated in accordance with the Brazilian corporate law). In addition to deducting amounts for the legal reserve, under the Brazilian corporate law, net profits may also be adjusted by deducting amounts allocated to two other reserves. One is a contingency reserve against future losses. The other is a reserve for specified categories of earnings that are required to be recognized currently, but will be realized in subsequent periods. Those reserves are not mandatory and may only be established if they are proposed by the board of directors or board of executive officers at a shareholders' meeting and a resolution creating those reserves is adopted at that shareholders' meeting. Accordingly, under our by-laws, the mandatory dividend has been fixed at an amount equivalent to not less than 25% of the adjusted net profits.

         Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of dividends from other funds legally available therefore. See "Item 10B - Additional Information - Memorandum and Articles of Association - Allocation of Net Profits and Distribution of Dividends - Distribution of Dividends." In addition, any payment of interim dividends or payments of interest on equity charges will be netted against the amount of the mandatory dividend for that fiscal year. Under the Brazilian corporate law, if the board of directors of a Brazilian company determines prior to the annual shareholders' meeting that payment of the mandatory dividend for the preceding fiscal year would be incompatible in view of that company's financial condition, the company would not be required to pay the mandatory dividend. This determination must be reviewed by the board of auditors, if any, and reported to the CVM. The amount of mandatory dividends not distributed as a consequence of the Brazilian corporation's financial condition will be registered on a special account and, if not netted against future losses, in subsequent years, will be distributed as mandatory dividend as soon as the corporation's financial condition so permits.

         In addition, the Brazilian corporate law establishes that the holders of the preferred shares will be entitled to priority in receiving a fixed or minimum annual preferred dividend and/or reimbursement of capital, with or without a premium. Accordingly, under our by-laws, the preferred shares are entitled to: (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, (ii) priority in reimbursement of capital, without premium, in case of liquidation, (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings and (iv) receipt of the mandatory dividend after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares. However, upon the first issuance of new preferred shares that occurs after the date of approval of our new by-laws on February 28, 2003, holders of the preferred shares will be entitled to the same advantages and preferences as established above, except that, in respect of item (iv), holders of preferred shares will be entitled to participate in the mandatory dividend that will be distributed for the common shares and the preferred shares so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares. This new dividend will apply to all of our preferred shares, including existing preferred shares and newly issued preferred shares. In addition, pursuant to the Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares is not paid for a period of three consecutive years, which voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares.

         Consequently, under our by-laws, to the extent funds are available therefore, dividends and/or interest on equity are paid in the following order:
(i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.15 per 1,000 preferred shares and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares, dividends in respect of the preferred shares and our common shares in equal amounts per share up to (or, if determined by the shareholders, in excess of) the mandatory dividend and, upon the first issuance of new preferred shares that occurs after the date of approval of our new by-laws on February 28, 2003, dividends so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, as described above, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition. We are authorized, but not required, to distribute a greater amount of dividends.

         Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders' meeting by April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the board of directors. Under the Brazilian corporate law, dividends generally are required to be paid to the holder of record on the date of the annual shareholders' meeting at which the dividend was declared, within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Brazilian company has no liability for such payment. Brazilian companies are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

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

         Dividend Policy and History of Dividend Payments

         The following table sets forth the distributions paid to holders of our common shares and preferred shares since 1999:

                                                                                                 Total amount in
                                                           R$ per 1,000                           dividends and
                                      First pament           preferred       R$ per 1,000      interest on equity
Period         Description               date                 shares         common shares       (in R$ millions)
-----          -----------            ------------       ----------------  -----------------  --------------------

1999..........  Dividends               June 2000              0.1880 (1)           0.1880 (1)         15.9
2000..........  Dividends and           June 2001              1.8161               1.8161            195.0
                interest on equity
2001..........  Dividends               June 2002              0.5375               0.5375             60.8
2002..........  Dividends               June 2003              0.5252               0.5252             59.4
2003..........  Dividends               June 2004 (2)          0.5088               0.4626             54.8


_______________

(1) Each 1,000 shares newly issued to the Casino Group during the year were entitled to receive R$0.05469.
(2) The proposed dividend was approved at the annual shareholders' meeting on April 30, 2004. According to Brazilian corporate law, we must pay declared dividends within 60 days after the approval.

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

         At December 31, 2003, there were:

         o an aggregate of 49,971,428,034 preferred shares issued and outstanding and 63,470,811,399 common shares issued and outstanding, and

         o 18,178,522,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 36.4% of the total of preferred shares outstanding.

         The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the Sao Paulo Stock Exchange, in reais and U.S. dollars:


Calendar Period
---------------
                                                        High       Low       High       Low
                                                      ------      -----     ------     ------
                                                      R$ per 1,000            US$ per 1,000       R$ Average Daily
                                                      Preferred Shares     Preferred Shares (1)    Trading Volume
                                                      -----------------    -------------------    -----------------

1999..............................................      64.00      14.00     35.77       8.13            1,651,607
2000..............................................      73.30      50.50     37.49      25.83            2,535,200
2001..............................................      75.43      33.25     32.51      14.33            2,362,045
2002:
   1st quarter....................................      56.00      48.51     24.75      20.88            1,823,999
   2nd quarter....................................      56.70      46.60     19.93      16.38            1,652,448
   3rd quarter....................................      53.00      40.00     13.61      10.27            1,955,149
   4th quarter....................................      60.00      44.62     16.98      12.63            1,718,373
2003:
   1st quarter....................................      55.20      40.00     16.46      11.93            1,177,199
   2nd quarter....................................      48.50      41.02     16.89      14.28            2,211,580
   3rd quarter....................................      60.10      44.00     20.56      15.05            3,152,337
   4th quarter....................................      71.00      53.40     24.57      18.48            3,636,630
2004:
   1st quarter....................................      77.47      56.60     26.63      19.46            2,572,387

Share prices for the most recent six months are as follows:

December 2003.....................................      71.00      65.01     24.57      22.50            3,379,444
January 2004......................................      77.47      67.37     26.34      22.91            2,555,237
February 2004.....................................      69.23      63.70     23.76      21.86            2,575,416
March 2004........................................      64.95      56.60     22.33      19.46            2,585,676
April 2004........................................      63.20      50.50     21.46      17.15            2,052,026
May 2004..........................................      52.85      42.94     16.89      13.72            3,362,089


______________

(1) Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. There was a significant devaluation of the Brazilian real as from mid-January 1999, and another devaluation in early 2001 and 2002. See "Item 3A - Key Information - Selected Financial Data - Exchange Rates."


         On June 14, 2004, the closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$47.85 per 1,000 preferred shares, equivalent to US$15.12 per ADS translated at the exchange rate of R$3.165 per US$1.00, the commercial market rate on such date.

         The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais:


                                         High           Low          High         Low
                                         ----           ---          ----         ---
                                                                                               US$ Average Daily
Calendar Period                               US$ ADSs                    R$ ADSs                Trading Volume
---------------                          -------------------         ----------------         ----------------------

1999...............................      35.00          9.31        62.62        16.03            2,292,423
2000...............................      39.31         27.63        76.87        54.03            3,616,927
2001...............................      38.88         12.50        90.22        29.01            3,601,605
2002:
   1st quarter.....................      24.67         19.60        57.32        45.54            1,904,674
   2nd quarter.....................      25.05         16.60        71.25        47.22            1,967,985
   3rd quarter.....................      18.20         11.84        70.89        46.12            1,825,255
   4th quarter.....................      16.80         11.48        59.36        40.56            1,635,857
2003:
   1st quarter..................         16.25         11.44        54.49        38.36            1,264,833
   2nd quarter..................         16.46         13.04        47.27        37.45            2,402,446
   3rd quarter..................         20.29         15.50        59.32        45.31            3,191,037
   4th quarter..................         25.15         18.71        72.66        54.06            2,589,283
2004:
   1st quarter..................         27.74         19.30        80.68        56.14            3,527,041

Share prices for the most recent six months are as follows:

December 2003......................      25.15         22.55        72.66        65.15            2,554,686
January 2004.......................      27.74         22.99        81.58        67.61            3,671,543
February 2004......................      23.98         21.80        69.87        63.52            4,311,946
March 2004.........................      22.78         19.30        66.26        56.14            2,752,986
April 2004.........................      22.00         17.80        64.78        52.41            2,266,406
May 2004...........................      18.02         13.37        56.39        41.84            4,309,203


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

         At April 30, 2004, the aggregate market capitalization of the 364 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately US$210 billion and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 46% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

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

         Under the Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada. All public companies are registered with the CVM, and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on a Brazilian stock exchange, a company must apply for registration with the CVM and with a stock exchange. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may, under certain circumstances, be traded on all other Brazilian stock exchanges.

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

         The Brazilian securities law, the Brazilian corporate law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

Corporate Governance Practices

         As a Brazilian company listed on the Nivel 1 das Praticas Diferenciadas de Governanca Corporativa da Bolsa de Valores de Sao Paulo (Level 1 of the Differentiated Practices of Corporate Governance of the Sao Paulo Stock Exchange or "Level 1") we must comply with the corporate governance standards set forth in the Brazilian corporate law, the rules of the CVM and the Regulamento de Praticas Diferenciadas de Governanca Coporativa da Bolsa de Valores de Sao Paulo (the Differentiated Practices of Corporate Governance of the Sao Paulo Stock Exchange or the "Level One Regulation"), as well as our own bylaws.

         On November 4, 2003, the SEC approved the new corporate governance rules established by the NYSE. Pursuant to these rules, foreign private issuers that are listed on the NYSE, such as we are, must disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the listing rules of the NYSE.

         The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

         The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Fourteen of our directors are appointed by our controlling shareholder, and the remaining two directors are appointed by representatives of our minority shareholders.

         Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies' executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

         According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, our board of directors consists only fifteen of non-management directors and as such we believe we are in compliance with this standard.

Committees

         We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

         Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent board of auditors (conselho fiscal). The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We do not maintain a permanent board of auditors, however we must install one upon the vote of 1/10 of our common shares shareholders or 5% of the holders of our shares with voting rights. In order to comply with the requirements of the Sarbane-Oxley Act and the rules and regulations of the NYSE, we are starting to implement an independent audit committee composed by a majority of independent members of our board, which we expect to be fully independent by July 2005.

Shareholder Approval of Equity Compensation Plans

         Our board of directors is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected. However, any issuance of new shares that exceeds such authorized capital is subject to shareholder approval.

Corporate Governance Guidelines

         We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian corporate law. We believe the corporate governance guidelines applicable to us under Brazilian corporate law are consistent with the guidelines established by the NYSE. We have adopted and observe the Policy of Disclosure of Acts or Relevant Facts and the Preservation of Confidentiality of CBD, which deals with the public disclosure of all relevant information as per CVM's guidelines. Also, we comply with the CVM rules relating to transactions involving the trading by our management of our securities.

Code of Business Conduct and Ethics

         Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented our Code of Ethics in 2000 to regulate our employee's conduct with us and our customers, suppliers, competitors and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules, we later implemented rules applicable to our managers' conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. For more information about our Code of Ethics, see "Item 16B - Code of Ethics".

         In addition to complying with the rules of corporate governance applicable to us under Brazilian law, we intend to gradually comply with substantially all of the new rules established by the NYSE and the SEC applicable to domestic US companies.

9D.      Selling Shareholders

         Not applicable.

9E.      Dilution

         Not applicable.

9F.      Expenses of the Issue

         Not applicable.

ITEM 10  ADDITIONAL INFORMATION

10A.     Share Capital

         Not applicable.

10B.     Memorandum and Articles of Association

         Set forth below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the Commission) and to the Brazilian corporate law.

Objects and Purposes

         We are a publicly held corporation with principal place of business and jurisdiction in the City of Sao Paulo, Brazil, governed mainly by Brazilian laws (including the Brazilian corporate law), CVM regulations and our by-laws.

         Our main business purpose is to sell manufactured, semi-manufactured and natural products of both national and foreign origin, of any and all kind and description, nature or quality, provided that they are not forbidden by law. We may also engage in other activities set forth in article 2 of our by-laws.

Preferred Shares and Common Shares

         General

         Pursuant to the Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

         Pursuant to the Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to (i) priority in the receipt of fixed or minimum dividend, (ii) priority in the reimbursement of capital, with or without premium, and (iii) cumulative preferences and advantages established in items (i) and (ii). Furthermore, the preferred shares will only be admitted for trading on the Brazilian stock exchanges if they are entitled to at least one of the following preferences: (i) right to participate in the distribution of the mandatory dividend of 25% of net profits decreased or increased by (a) any amounts attributable to the legal reserve, (b) any amounts attributable to the contingency reserve and (c) any amounts attributable to the reserves of retained earnings, pursuant to the following criteria: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' book value, and (b) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in (a) above, (ii) right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares, or (iii) tag-along right of at least 80% of the price paid to the controlling shareholder in case of transfer of control.

         In this sense, our by-laws set forth that the preferred shares are entitled to the following advantaged and preferences:

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

         However, in order to adjust to the Brazilian corporate law, we had to alter the rights of our preferred shares until March 1, 2003. In order to comply with this provision, we approved at the general meeting of our shareholders on February 28, 2003, that, upon the first issuance of new preferred shares that occurs after the date of approval of our new by-laws on February 28, 2003, holders of the preferred shares will be entitled to the same advantages and preferences as established under items (a) through (d) above, except that, in respect of item (d), holders of preferred shares will be entitled to participate in the mandatory dividend that will be distributed for the common shares and the preferred shares so that each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares. This new dividend will apply to all of our preferred shares, including existing preferred shares and newly issued preferred shares.

         Under the Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights. See "- Other Changes Implemented Under the Brazilian Corporate Law" for a description of other changes.

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

         If our board of directors determines prior to a general shareholders' meeting that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders' meeting whether or not to make that distribution. If our shareholders decide at the shareholders' meeting not to make that distribution, the board of auditors, if it is convened, must issue an opinion on the recommendation of the board of directors, and our management must report to the CVM within five days from the date of the shareholders' meeting that approved it.

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

         Distribution of Dividends

         Under the Brazilian corporate law and our by-laws, we may pay dividends only from:

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

         Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see "Item 10E - Taxation
- Brazilian Tax Considerations."

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

         The Brazilian corporate law provides that non-voting or restricted voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company's constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Our by-laws do not set forth any such shorter period.

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

Shareholders' Meetings

         Under the Brazilian corporate law, at a general meeting of shareholders, or a general meeting, convened and held in accordance with such law and our by-laws, the shareholders are empowered to decide all matters relating to our business purposes and to pass such resolutions as they deem necessary for our protection and our well-being.

         Pursuant to the Brazilian corporate law, shareholders voting at a general meeting have the power, among others, to:

         o      defining our directives and overall objectives,

         o      amend our by-laws,

         o elect or dismiss members of our board of directors (and members of the board of auditors) at any time,

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

Other Changes Implemented Under the Brazilian Corporate Law

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

         o members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent auditor of the controlling shareholder;

         o our controlling shareholders, the shareholders that elect members to our board of directors and to the board of auditors, the members of our board of directors and board of auditors and our executive officers will be required to disclose any purchase or sale of our shares to the CVM and to the Sao Paulo Stock Exchange; and

        o the chairman of any shareholders' or board of directors' meeting shall disregard any vote that is rendered against provisions of any shareholders' agreement if that shareholders' agreement has been duly filed with us.

         We have amended our by-laws to meet certain mandatory provisions of the Brazilian corporate law.

10C.     Material Contracts

         Other than the shareholders' agreement between our controlling shareholders and the Casino Group and between us and Sendas described under "Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders - Shareholders' Agreement," we have not entered into any material contracts outside the normal course of our business.

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

         Taxation of Gains

         Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder may be subject to Brazilian tax. According to Law No. 10,833 of December 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of this rule, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

         The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15% or 25%, in case the holder is located in a "tax haven" (as described below), if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. Upon receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in "- Registered Capital." However, if this non-Brazilian holder does not register under Resolution 2,689, it will be subject to the less favorable tax treatment described below.

         Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% or 25%, in case the holder is located in a "tax haven" (as described below) on gains realized on sales or exchanges of preferred shares that occur, off of Brazilian stock, future and commodities exchanges. In the case of gains obtained on Brazilian stock, future and commodities exchanges, the general applicable rate is 20%, except as described below. Non-Brazilian holders are subject to income tax currently at a rate of 20% on gains realized on sales in Brazil of preferred shares that occur on the Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a "tax haven" (as described below) and: (1) such sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In the two latter cases, the gains realized are exempt from income tax. Such "gain realized" arising from transactions on the Brazilian stock exchanges is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on a Brazilian stock exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in reais; there are grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil's tax treaties do not apply to the tax on gains realized on sales or exchange of preferred shares.

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

         Interest Attributed to Shareholders' Equity

         Distribution of an interest on equity charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case the holder is located in a "tax haven" (as described below). Such payments, subject to certain limitations, are deductible for Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder's account and approved at our general meeting of shareholders. To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on capital, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest attributed to shareholders' equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

         Beneficiaries Resident or Domiciled in Tax Havens or Low Tax
         Jurisdiction

         Law 9779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered as a "tax haven" is subject to income tax withholding at a rate of 25%. "Tax havens" are considered to be places which do not impose any income tax or which impose such tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions to disclosure the shareholding composition or the ownership of the investment. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a "tax haven," the income tax rate applicable will be 25% instead of 15%. Capital gains related to transactions not conducted in the Brazilian stock exchange (for "gains realized") are not subject to this 25% tax. The 25% rate is not applicable for capital gains obtained in transactions conducted in the Brazilian stock exchange, which remains subject to income tax at the rate of 20%.

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

         Tax on Bank Account Transactions (CPMF)

         As a general rule, CPMF is imposed on debits to bank accounts. Therefore, transactions by the depositary or by holders of preferred shares which involve the transfer of Brazilian currency through Brazilian financial institutions shall be subject to a financial transactions tax, the CPMF tax. The CPMF tax is a temporary contribution on financial transactions, at a current rate of 0.38%, despite the fact that, for some cases, transactions involving foreign investors may be exempt from CPMF. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

         Taxation of Foreign Exchange Transactions (IOF/Cambio)

         Pursuant to Decree 4,494/2000, IOF/Cambio may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the rate of IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

         Tax on Bonds and Securities Transactions (IOF/Titulos)

         Law 8,894/1994 created the Tax on Bonds and Securities Transactions, the IOF/Titulos, which may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

        (ii) a corporation or partnership created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

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

         Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and
(ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year.

         Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

         In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such holder's adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations. Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

         Passive Foreign Investment Company Rules

         Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or "excess distributions" allocable to prior years in the U.S. holder's holding period during which we were determined to be a PFIC. U.S. holders should consult their own tax advisors.

         U.S. Backup Withholding and Information Reporting

         A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder's U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

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

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

         We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See notes 2(s) and 16 to our financial statements for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk management.

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

Interest Rate Risk

         We are exposed to interest rate volatility with regard to our cash and cash equivalents, fixed and floating rate debt. For cash and cash equivalents, we generally will swap the fixed interest rate for a floating rate, the CDI rate. The interest rate in our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

         We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, foreign currency fluctuations and existing issuances of fixed rate debt, foreign currency fluctuations and existing issuances of variable rate debt. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments. We primarily use working capital debt to meet our financing requirements, originally denominated in U.S. dollars and swapped to obligations in reais accruing interest based on the CDI.

         The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2003. See notes 2(d), 12, 13 and 16 to our financial statements.



                                                                                     As of December 31, 2003
                                                                  --------------------------------------------------------- -
                                                                                   Expected Maturity Date
                                                                  -----------------------------------------------------------
                                                                     2004    2005     2006      2007      2008    Thereafter
                                                                     ----    ----     ----      ----      ----    -----------
                                                                                            (millions of U.S. dollars)

Assets:
  Cash and banks in reais.....................................       $50.0     -         -         -         -        -
  Cash equivalents denominated in reais.......................       289.9     -         -         -         -        -
                                                                     -----  -----     -----     -----      -----    -----
         Total cash and cash equivalents......................       339.9     -         -         -         -        -
                                                                     =====  =====     =====     =====      =====    =====

Liabilities:
  Short-term debt:
    Denominated in U.S. dollars...............................         4.6     -         -         -         -        -
    Floating rate, denominated in U.S. dollars(1) ............        52.4     -         -         -         -        -
    Floating rate, denominated in reais.......................       131.2     -         -         -         -        -
    Floating rate, denominated in reais.......................        48.7     -         -         -         -        -
    Unrealized losses on cross-currency interest rate swaps(2)         5.6     -         -         -         -        -
                                                                     -----  -----     -----     -----      -----    -----
         Total short-term debt................................       242.5     -         -         -         -        -
                                                                     =====  =====     =====     =====      =====    =====


  Long-term debt:
    Floating rate, denominated in foreign currency............         4.8    6.5       6.6       4.4       2.1      2.1

    Floating rate, denominated in U.S. dollars(1).............        64.8   79.1       4.4        -         -        -
    Floating rate, denominated in reais.......................        86.0   11.1        -         -         -        -
    Floating rate, denominated in reais.......................        58.9   54.1      28.6      15.0       7.5      6.7
    Floating rate, denominated in reais.......................       145.5     -         -         -         -        -
    Unrealized losses on cross-currency interest rate swaps(2)        10.9    1.8        -         -         -        -
         Total long-term debt.................................       370.9  152.6      39.6      19.4       9.6      8.8
                                                                     =====  =====     =====     =====      =====    =====

  Capital lease obligations:
    Fixed rate, denominated in U.S. dollars...................         8.0    3.8       0.7        -         -        -
    Floating rate, denominated in reais.......................         1.3    1.4       0.7        -         -        -
         Total capital lease obligations......................         9.3    5.2       1.4        -         -        -



                                                                               As of December 31, 2003
                                                                            ------------------------------
                                                                                                        Average
                                                                                                  Interest Rate
                                                                        Total    Fair Value    (Annual Charges)
                                                                       --------  ----------     --------------

Assets:
  Cash and banks in reais.....................................           $50.0       $50.0
  Cash equivalents denominated in reais.......................           289.9       289.9            100.5% of CDI
                                                                         -----       -----
         Total cash and cash equivalents......................           339.9       339.9

Liabilities:
  Short-term debt:
    Denominated in U.S. dollars...............................             4.6         4.6                  0%
    Floating rate, denominated in U.S. dollars(1) ............            52.4        54.0                 8.8%
    Floating rate, denominated in reais.......................           131.2       131.3            102.5% of CDI
    Floating rate, denominated in reais.......................            48.7        48.9            TR plus 15.4%
    Unrealized losses on cross-currency interest rate swaps(2)             5.6         5.6
                                                                         -----       -----
         Total short-term debt................................           242.5       244.4
                                                                         =====       =====



  Long-term debt:
    Floating rate, denominated in foreign currency............            26.5        26.3           3.7% over basket of
                                                                                                    foreign currencies (3)
    Floating rate, denominated in U.S. dollars(1).............           148.3       157.4               10.5%
    Floating rate, denominated in reais.......................            97.1        96.9            102.4% of CDI
    Floating rate, denominated in reais.......................           170.8       169.4            3.5% over TJLP
    Floating rate, denominated in reais.......................           145.5       145.3            1.45% over CDI
    Unrealized losses on cross-currency interest rate swaps(2)            12.7        12.7
                                                                         -----      ------
         Total long-term debt.................................           600.9       608.0
                                                                         =====      ======


  Capital lease obligations:
    Fixed rate, denominated in U.S. dollars...................            12.5        13.3                 9.8%
    Floating rate, denominated in reais.......................             3.4         3.4              100.1% of CDI
                                                                          ----       -----
         Total capital lease obligations......................            15.9        16.7
                                                                          ====       =====





(1) We entered into cross-currency interest rate swaps in the same amount to exchange the U.S. dollars exposure for CDI.
(2) Fair value liabilities on cross-currency interest rate swap contracts.
(3) Based on a basket of foreign currencies to reflect BNDES's funding portfolio.

         The annual TJLP, which is modified quarterly was as follows:

                                            2003           2002           2001
                                            ----           ----           ----
         First quarter...................   11.00%        10.00%          9.25%
         Second quarter..................   12.00          9.50           9.25
         Third quarter...................   12.00         10.00           9.50
         Fourth quarter..................   11.00         10.00          10.00

The TJLP was 10.00% and 9.75% in the first and second quarters of 2004, repectively.

                                                   Annualized Rate
                          -----------------------------------------------------
                                                         As of December 31
                                           -------------------------------------
                        Three months ended
                          March 31, 2004       2003         2002          2001
                        ------------------   ------        -----          -----
IGP-M (1).........            2.7%             8.7%        25.3%          10.4%
CDI (2)...........           16.0%            16.3%        24.8%          19.0%
TR................            0.4%             4.6%         2.8%           2.3%

(1) Indice Geral de Precos -- Mercado (general price index) compiled by the Fundacao Getulio Vargas.
(2) Certificado de Deposito Interbancario (interbank variable interest rate), annualized rate at the end of each period.

         We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2003, we had no committed line of credit agreements, other than the BNDES contracts. See "Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources" for a discussion of these agreements.

Foreign Exchange Risk

         We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. Primary exposure is to the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES's funding portfolio.

         Since January 1, 1999 and through December 31, 2003, the U.S. dollar appreciated by 139.0% against the real, and as of December 31, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8892 to US$1.00. In the first three months of 2004, the real depreciated by 0.7% against the U.S. dollar, and as of March 31, 2004, the commercial market rate for purchasing U.S. dollars was R$2.9086 to US$1.00.

         Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2003 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was US$10.6 million at December 31, 2003 compared to US$13.7 million at December 31, 2002. Our net foreign currency exposure is represented by the debt due to import financing and capital lease agreements. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

         The table below provides information on our debt outstanding as of December 31, 2003. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2003 determined by the Brazilian Central Bank (R$2.8892 to US$1.00).



                                                                       As of December 31, 2003
                                     ----------------------------------------------------------------------------------------------
                                                                Expected Maturity Date
                                     ----------------------------------------------------------
                                         2004       2005       2006       2007        2008     Thereafter  Total    Fair Value
                                       -------    ------     ------     -------     -------    --------    ------   -----------
                                                                      (millions of U.S. dollars)

Short-term debt:
     U.S. dollars...................  $    4.6           -          -          -          -           -   $    4.6   $    4.6
     U.S. dollars  (1).............       52.4           -          -          -          -           -       52.4       54.0
     Reais..........................     185.5           -          -          -          -           -      185.5      185.8
                                         -----      ------      -----      -----      -----       -----      -----     -------
           Total short-term debt....     242.5           -          -          -          -           -      242.5      244.4
                                         =====      ======      =====      =====      =====       =====      =====     =======

Long-term debt:
     Foreign currencies (2).........       4.8         6.5        6.6        4.4        2.1         2.1       26.5       26.3
     U.S. dollars (1)..............       64.8        79.1        4.4          -          -           -      148.3      157.4
     Reais.........................      301.3        67.0       28.6       15.0        7.5         6.7      426.1      424.3
                                         -----       -----       ----       ----        ---         ---      -----      -----
           Total long-term debt.....     370.9       152.6       39.6       19.4        9.6         8.8      600.9      608.0
                                         =====       =====       ====       ====        ===         ===      =====      =====

Capital lease obligations:
      U.S. dollars..................       8.0         3.8        0.7          -          -           -       12.5       13.3

      Reais.........................       1.3         1.4        0.7                                          3.4        3.4
                                           ---         ---        ---                                         ----       ----
      Total capital lease
         obligations................       9.3         5.2        1.4                                         15.9       16.7
                                           ---         ---        ---                                         ----       ----

____________________

(1) Originally U.S. dollar-denominated and swapped to CDI.
(2) Based on a basket of foreign currencies to reflect BNDES's funding portfolio.




         Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 12, 13 and 16 to the financial statements. As of December 31, 2003, the U.S. dollar-denominated short-term and long-term debt balance of US$433.5 million (2002 - US$538.5 million) includes US$428.9 million (2002 - US$533.6 million), which were covered by floating rate swaps in Brazilian reais, based on the CDI rate, including US$228.3 million (2002 - US$414.9 million) which has been treated on a combined basis pursuant to EITF No. 02-02 as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

         The table below provides information about our cross-currency interest rate swaps:


                                                                   As of December 31, 2003
                           ------------------------------------------------------------------------------------------------
                             Expected Maturity Date
                           --------------------------------------------------------------
                                                                                                             Fair Value
                                                                                                              of Assets
                                           2004      2005     2006      2007      2008    Thereafter Total    (Liabilities)
                                           ----      ----     ----      ----      ----    --------  ------   ---------------
                                                (millions of U.S. dollars)


Cross-currency and interest
    rate swap contracts notional amount:

         Current assets:
             TR to CDI...............       $48.7        -         -        -         -         -        $48.7      $0.2
         Other assets:
             U.S. dollar to reais....         7.5       9.1      7.4       4.9       2.4      2.3         33.6       2.4
         Short-term debt:
              U.S. dollars to reais..        57.1       2.3      0.5         -        -         -         59.9      (5.6)
         Long-term debt:
              U.S. dollars to reais..        64.8      79.1      4.4         -        -         -        148.3     (12.7)


                                                 As of December 31, 2003
                                           -------------------------------------
                                           Average Paying           Average
                                           Rate in Reais        Receiving Rate
                                           -------------     -------------------
Cross-currency and interest
    rate swap contracts notional amount:

         Current assets:
             TR to CDI...............        95.0% of CDI         TR plus 15.4%
         Other assets:
             U.S. dollar to reais....        95.8% of CDI          U.S. dollar
         Short-term debt:
              U.S. dollars to reais..        96.1% of CDI     7.7% over U.S. dollar
         Long-term debt:
              U.S. dollars to reais..        99.8% of CDI     10.5% over U.S. dollar


ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         No matters to report.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Brazilian corporate law No. 10,303 of December 10, 2001 amended the provisions of the Brazilian corporate law relating to the rights of preferred shareholders. In order to comply with such modifications, on the extraordinary general shareholders' meeting held on February 28, 2003, an amendment to our bylaws was approved granting the preferred shareholders the right to receive dividends 10% higher that the dividends paid to common shareholders.

ITEM 15  CONTROLS AND PROCEDURES

         Our Chief Executive Officer, or CEO, and our Acting Chief Financial Officer, or Acting CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosures controls and procedures under the supervision of our CEO and Acting CFO as of December 31,2003. Based on this evaluation, our CEO and Acting CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be included in our periodic reports to the SEC.

         As of today, there has been no change in our internal control over financial reporting during the year ended December 31, 2003 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16  [Reserved]

16A.     Audit Committee Financial Expert

         As of yet, we have not appointed an "audit committee financial expert", as defined by the SEC. As disclosed in item 16D below, we are in the process of implementing a fully independent audit committee as a best corporate governance practice, and presently, our current audit committee does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3
(a)(5)(A).

16B.     Code of Ethics

         We implemented in 2000 our Code of Ethics regulating the ethical relationship of our professionals with us and our customers, suppliers, competitors and the public at large. Pursuant to our Code of Ethics:

        o our employees are not allowed to accept any kind of personal benefit from suppliers, and any supplier that feels discriminated against any of our employees may contact directly the ombudsman to take the necessary measures;

        o our employees are not allowed to carry out parallel activities, except if different from our business and previously authorized by our management;

        o all professional contact with any media publication must be authorized by us in advance;

        o any decision on hiring new professionals at management level who have relatives in competitor companies must be taken after authorization by our Executive Committee; and

        o employees who do not comply with the rules of our Code of Ethics, as well as other employees who deliberately fail to notify violations or omit relevant information in connection with such violations, are subject to disciplinary actions.

         In addition, we later amended our Code of Ethics in order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules. These rules intend to regulate the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data, and establish that:

        o our managers are not allowed to perform any activities which may affect their ability to decide or to act in the Company's interests or which may result in professional advantages due to the use of information or work-related situation deemed to be a business opportunity or prospect identified by our Company;

        o our managers must be aware of and comply with the laws and regulations applicable to their position within our Company, as well as promote the compliance of our Company with the laws and regulations applicable to its business;

        o every document and confidential information to which the managers have access must be exclusively used in our Company's business and commercial activities;

        o our managers are responsible for the security and accuracy of the information contained in the records and documents that support our business, being also responsible for the autonomy of our independent auditors in dealing with information and data of our Company;

        o any inappropriate conduct or undue access to privileged information, as well as any violation to the rules and principles provided for in out Code of Ethics, must be promptly informed to our Ethical Committee, which may impose to our managers sanctions, including warnings, suspensions and the filings of civil and criminal liabilities, after the approval by our Board of Executive Officers; and

        o our managers must motivate their collaborators and promote their knowledge of, and compliance with, the Code of Ethics.

         A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website
(www.cbdri.com.br).

16C.     Principal Accountant Fees and Services

         PricewaterhouseCoopers Auditores Independentes, acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

                                              2003                      2002
                                              ----                      ----
                                                 (millions of U.S. dollars) (1)
         Audit Fees......................    $ 1.3                      $ 1.2
         Audit-Related Fees..............      1.2                        0.7
         Tax Fees........................      0.1                        0.1

         All Other Fees..................        -                          -
         Total...........................    $ 2.6                      $ 2.0
         ____________________

         (1) Fees including out-of-pocket expenses, translated to U.S. dollars at December 31, 2003 exchange rate.


         Audit Fees

         Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

         Audit-Related Fees

         Audit-related fees in 2003 and 2002 were comprised of assurance and related services that are related to the performance of the audit or review of the financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

         Tax Fees

         Tax fees in 2003 and 2002 were related to services for tax compliance, tax planning and tax advice.

         Pre-Approval Policies and Procedures

         The audit committee approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2003, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

16D.     Exemptions from the Listing Standards for Audit Committees

         On June 13, 2000, our board of directors approved the creation of an audit committee (comite de supervisao), whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which is independent of our management (except for Mr. Augusto Marques da Cruz Filho who is our chief executive officer) and of our independent auditors, is to review our financial statements and report on them to our shareholders. Although we are in the process of implementing a fully independent audit committee, presently our current audit committee (comite de supervisao) does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3
(a)(5)(A).

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

         Not required for the year ended December 31, 2003.



                                    PART III

ITEM 17           FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this item.

ITEM 18      FINANCIAL STATEMENTS

         The following financial statements, together with the Report of Independent Auditors thereon, are filed as part of this annual report:

             Index to consolidated financial statements.....................F-1

             Report of Independent Auditors.................................F-2

             Consolidated Balance Sheets at December 31, 2003 and 2002......F-3

             Consolidated Statements of Operations for the years ended December
             31, 2003, F-6 2002 and 2001....................................F-6

             Consolidated Statements of Cash Flows for the years ended December
             31, 2003, F-8 2002 and 2001....................................F-8

             Statements of Changes in Shareholders' Equity for the years ended
             December 31, F-10 2003, 2002 and 2001.........................F-10

             Notes to Consolidated Financial Statements....................F-14

ITEM 19      EXHIBITS

Exhibit Number  Description
--------------  -----------

   1.1 Unofficial English translation of our Estatuto Social (by-laws), as amended.***
   2.(a) Form of Amended Deposit Agreement, among us, The Bank of New York, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.*
   4.(b)(1) Shareholders' Agreement dated August 9, 1999, among Pao de Acucar S.A. Industria e Comercio-PAIC, Peninsula Participacoes S.A., Abilio dos Santos Diniz, Geant International B.V., Nova Peninsula S.A.
                and Casino Guichard Perrachon.**
   4(b)(2) Shareholders' Agreement dated January 29, 2004, among us, Sendas S.A., Se Supermercados Ltda., Novasoc Comercial Ltda., Sendas Distribuidora S.A., Athur Antonio Sendas, Sendas Empreendimentos e Participacoes Ltda., Pao de Acucar S.A. Industria e Comercio, Peninsula Participacoes Ltda., Nova Peninsula Participacoes S.A. and Abilio dos Santos Diniz ***
   6.1 See notes 2(r) and 15(g) to our financial statements for information explaining how earnings per share information was calculated.
   8.1 List of Subsidiaries. See note 2(c) to our financial statements for information regarding our subsidiaries.
  11.1          Unofficial English translation of our Code of Ethics and
                Annex***
  12.1          Section 906 Certification of the Chief Executive Officer***
  12.2          Section 906 Certification of the Chief Financial Officer***
  13.1          Section 302 Certification of the Chief Executive Officer***
  13.2          Section 302 Certification of the Chief Financial Officer***
______________

* Incorporated herein by reference to our registration statement on Form F-1 (No. 333-6860).

** Incorporated herein by reference to our registration statement on Form 20-F filed on May 10, 2002.
***      Filed herewith.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


             Report of Independent Auditors.................................F-2

             Consolidated Balance Sheets at December 31, 2003 and 2002......F-3

             Consolidated Statements of Operations for the years ended December
             31, 2003, F-6 2002 and 2001....................................F-6

             Consolidated Statements of Cash Flows for the years ended December
             31, 2003, F-8 2002 and 2001....................................F-8

             Statements of Changes in Shareholders' Equity for the years ended December 31, F-10 2003, 2002 and
             2001..........................................................F-10

            Notes to Consolidated Financial Statements.....................F-14

Report of Independent Auditors


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao




In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuicao and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As discussed in Note 1(b) to the consolidated financial statements, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets", at January 1, 2002 and for acquisitions after June 30, 2001.



PricewaterhouseCoopers                                         Sao Paulo, Brazil
Auditores Independentes                                         February 9, 2004

Companhia Brasileira de Distribuicao

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars, except number of shares
--------------------------------------------------------------------------------


                                                       December 31
                                         ----------------------------------
                                               2003                 2002
Assets                                   ------------         -------------

Current assets
  Cash and cash equivalents                   339,856              315,712
  Restricted cash and marketable
    securities                                 28,680
  Unrealized gains from cross-currency
    interest rate swaps                           242               13,587
  Accounts receivable, net                    364,745              307,897
  Inventories                                 326,607              277,586
  Recoverable taxes                           138,146               98,461
  Prepaid expenses                              7,115                4,674
  Deferred income tax                          11,769                5,290
  Advances to suppliers and employees          14,939                3,496
  Other                                        75,407               40,981
                                         ------------         ------------

  Total current assets                      1,307,506            1,067,684
                                         ------------         ------------

Property and equipment, net                 1,383,987            1,062,707
                                         ------------         ------------

Other assets
  Unrealized gains from cross-currency
    interest rate swaps                         2,401                2,455
  Customer credit financing                     5,480                5,431
  Other receivables                            91,325               67,796
  Restricted deposits for legal proceedings    52,237               33,739
  Goodwill and other acquired intangible
    assets, net                               226,206              203,768
  Deferred income tax, net                    100,327               81,840
  Related parties                                 108                   73
  Other                                         1,613                2,218
                                         ------------         ------------
                                              479,697              397,320
                                         ------------         ------------
Total assets                                3,171,190            2,527,711
                                         ============         ============

Companhia Brasileira de Distribuicao

Consolidated Balance Sheet
Expressed in thousands of U.S. dollars, except number of shares      (continued)
--------------------------------------------------------------------------------

                                                    December 31
                                         ----------------------------------
                                              2003                  2002
Liabilities and shareholders' equity     ------------         -------------

Current liabilities
  Short-term debt                             242,459               228,560
  Current portion of long-term debt           370,864               232,309
  Capital lease obligations                     9,338                 9,178
  Accounts payable                            411,954               398,952
  Payroll and related charges                  38,833                27,745
  Deferred income tax                           1,577
  Taxes, other than on income                  14,975                 9,439
  Tax on income                                 3,568
  Related parties                                 295                   444
  Other                                        18,887                16,747
                                         ------------         -------------
  Total current liabilities                 1,112,750               923,374
                                         ------------         -------------

Long-term liabilities
  Long-term debt                              230,022               385,069
  Capital lease obligations                     6,547                 9,189
  Mandatorily redeemable equity
   interest in securitization fund            144,569
  Deferred income tax                           1,873
  Taxes, other than on income                  37,364                 3,494
  Accrued liability for legal proceedings     397,462               269,717
  Other                                         2,715                 4,312
                                         ------------         -------------
  Total long-term liabilities                 820,552               671,781
                                         ------------         -------------

  Total liabilities                         1,933,302             1,595,155
                                         ------------         -------------

Commitments and contingencies (Note 17)

Companhia Brasileira de Distribuicao

Consolidated Balance Sheet
Expressed in thousands of U.S. dollars, except number of shares      (continued)
--------------------------------------------------------------------------------
                                                          December 31
                                             -----------------------------------
                                                  2003                 2002
                                             --------------       --------------

Shareholders' equity
 Preferred shares - no par value,
   49,971,428,034 shares
   issued and outstanding
   and 69,712,996,269 shares
   authorized at December 31, 2003
   (49,715,328,034 shares
   issued and outstanding
   and 69,712,996,269 shares
   authorized at December 31, 2002)            1,186,985            1,014,640
 Common shares - no par value,
   63,470,811,399 shares
   issued and outstanding
   and 80,287,003,731 shares
   authorized at December 31, 2003 and 2002      483,588              483,588
 Additional paid-in capital                      114,902              204,719
 Deferred compensation                            (1,395)              (1,504)
 Appropriated retained earnings                   33,374               25,485
 Unappropriated retained earnings                323,317              318,337
 Accumulated other comprehensive income
   Cumulative translation adjustment            (902,883)          (1,112,709)
                                           --------------   ------------------

 Total shareholders' equity                    1,237,888              932,556
                                           --------------   ------------------

Total liabilities and shareholders' equity     3,171,190            2,527,711
                                           ==============   ==================


The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuicao

Consolidated Statements of Operations
Expressed in thousands of U.S. dollars, except per-share amounts
--------------------------------------------------------------------------------


                                                         Year ended December 31
                                   ---------------------------------------------
                                         2003            2002          2001
                                   --------------   ------------   ------------
Gross sales                            4,183,377      3,843,686      4,153,389
Sales and value-added tax               (648,782)      (586,120)      (638,001)
                                   --------------   ------------   ------------

Net sales revenue                      3,534,595      3,257,566      3,515,388

Cost of sales                         (2,538,150)    (2,345,245)    (2,506,791)
                                   --------------   ------------   ------------

Gross profit                             996,445        912,321      1,008,597

Selling, general and
  administrative expenses               (695,321)      (660,395)      (743,706)
Depreciation and amortization           (115,478)      (107,828)      (146,248)
Other operating income, net                2,486          1,567            728
                                   --------------   ------------   ------------

Operating income                         188,132        145,665        119,371

Non-operating income (expenses)

    Financial income                     179,267        158,300        142,339
    Financial expenses                  (221,480)      (222,869)      (161,722)
                                   --------------   ------------   ------------
Income before income taxes               145,919         81,096         99,988
                                   --------------   ------------   ------------
Income tax benefit (expense)
    Current                               (7,937)       (11,824)       (16,471)
    Deferred                             (25,073)        (8,795)        17,154
                                   --------------   ------------   ------------

                                         (33,010)       (20,619)           683
                                   --------------   ------------   ------------

Net income                               112,909         60,477        100,671
                                   ==============   ============   ============

Net income applicable to each
  class of shares
       Preferred                          52,263         26,528         42,902
       Common                             60,646         33,949         57,769
                                   --------------   ------------   ------------

Net income                               112,909         60,477        100,671
                                   ==============   ============   ============

Companhia Brasileira de Distribuicao

Consolidated Statements of Operations
Expressed in thousands of U.S. dollars,
except per-share amounts                                             (continued)
--------------------------------------------------------------------------------

                                                         Year ended December 31
                                   --------------------------------------------
                                       2003           2002           2001
                                   ------------ --------------- ---------------
Weighted-average number
 of shares outstanding
    (thousands)
       Basic
           Preferred                49,725,151      49,596,794      46,912,582
           Common                   63,470,811      63,470,811      63,168,975
       Diluted
           Preferred                49,988,708      50,115,825      47,859,191
           Common                   63,470,811      63,470,811      63,168,975

Basic earnings per thousand
 shares
           Preferred - U.S.$              1.05            0.53            0.91
           Common - U.S.$                 0.96            0.53            0.91

Diluted earnings per thousand
 shares
           Preferred - U.S.$              1.05            0.53            0.91
           Common - U.S.$                 0.95            0.53            0.91




The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuicao

Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars
--------------------------------------------------------------------------------

                                                         Year ended December 31
                                             -----------------------------------

                                                 2003       2002        2001
                                             ----------- ----------- -----------

Cash flows from operating activities
  Net income                                     112,909      60,477   100,671
   Adjustments to reconcile net income to
     cash provided by operating activities
       Depreciation                              110,085     104,109   118,216
       Amortization of goodwill and tradename      5,393       3,719    28,032
       Loss (gain) on sale of property and
           equipment                              (1,309)        234       (60)
       Unrealized losses (gains) from
           cross-currency interest rate swaps     14,709     (19,230)
       Stock based compensation                    1,250         912     1,853
       Deferred income tax (benefit) expense      25,073       8,795   (17,154)
       Unrealized foreign exchange (gain) loss   (26,537)     11,865     4,307
  Decrease (increase) in assets
   Accounts receivable                             3,199     (33,257)  (50,706)
   Inventories                                    12,077     (52,916)   72,242
   Recoverable taxes                             (16,645)    (79,957)  (10,870)
   Advances to suppliers and employees           (10,009)     (3,716)    2,270
   Other                                         (31,724)    (37,272)       11
  Increase (decrease) in liabilities
   Accounts payable                              (71,273)    103,589  (138,257)
   Payroll and related charges                     4,593      (4,566)      724
   Taxes payable                                  37,623        (308)   (8,795)
   Accrued liability for legal
       proceedings, net of restricted deposits    44,164      90,270    42,144
   Accrued interest                               20,306      22,413   (20,214)
   Other                                          (2,270)     (8,635)   (5,192)
                                             ----------- ----------- ----------

  Net cash provided by operating activities      231,614     166,526   119,222
                                             ----------- ----------- ----------

Cash flows from investing activities
  Property and equipment                        (184,778)   (254,078) (234,748)
  Purchase of subsidiaries,
      less cash acquired                            (449)    (94,274)  (40,414)
  Proceeds from sale of property
      and equipment                                6,090         149       592
  Proceeds from sale of intangible
      assets                                          97
  Other                                          (28,572)
                                             ----------- ----------- ----------

  Net cash used in investing activities         (207,612)   (348,203) (274,570)
                                             ----------- ----------- -----------

Companhia Brasileira de Distribuicao

Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars                               (continued)
--------------------------------------------------------------------------------


                                                          Year ended December 31
                                       -----------------------------------------

                                             2003          2002          2001
                                          -----------   ---------    -----------

Cash flows from financing activities
 Loans with original maturities
    of less than 90 days, net                 (2,122)      (8,873)      (53,575)
 Short-term debt
    Issuances                                206,458      362,756       442,165
    Repayments                              (242,511)    (483,608)     (331,107)
 Long-term debt
    Issuances                                114,559      392,412       223,938
    Repayments                              (258,844)     (60,591)     (112,676)
 Dividends paid                              (20,569)     (21,232)
 Interest attributed to equity paid                                     (59,114)
 Proceeds from stock options exercised         1,916          714         4,126
 Proceeds from subscription of
    mandatorily redeemable equity
    interest in securitization fund          139,787
                                            ---------   ----------   -----------

Net cash provided by (used in)
    financing activities                     (61,326)     181,578       113,757
                                            ---------   ----------   -----------

Effect of exchange rate changes on cash       61,468     (135,874)       37,084
                                            ---------   ----------   -----------

Net increase (decrease) in cash
    and cash equivalents                      24,144     (135,973)      (4,507)

Cash and cash equivalents, beginning of
    year                                     315,712      451,685       456,192
                                            ---------   ----------   -----------

Cash and cash equivalents, end of year       339,856      315,712       451,685
                                            =========   ==========   ===========

Cash paid during the year for
 Interest (net of amount capitalized)        148,994      122,272       102,636
 Income taxes                                  3,323

Non-cash transactions (Note 19)


The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars, except per-share amounts
--------------------------------------------------------------------------------

                                                         Year ended December 31
                                              ----------------------------------
                                                2003         2002        2001
                                              ---------   ----------  ----------

Share capital

Preferred shares
 At beginning of year                         1,014,640      804,992    718,928
 Capitalization of retained earnings             79,471      208,934
 Capital increase with share warrants
    forfeited                                    90,958
 Capital issued for interest attributed
    to equity (2001 - 310,993,184 shares)                                 8,505
 Stock options exercised (2003 - 256,100,000
    shares; 2002 - 125,000,000 shares;
    2001 - 591,385,000 shares)                    1,916          714      4,126
 Debenture conversion (2001 - 4,174,671,130
    shares)                                                              73,433
                                              ----------   ----------  ---------

 At end of year                               1,186,985    1,014,640    804,992
                                              ==========   ==========  =========

Common shares
 At beginning of year                           483,588      483,588    461,829
 Capital issued for interest attributed
    to equity (2001 - 612,056,784 shares)                                21,759
                                              ----------   ----------  ---------

 At end of year                                 483,588      483,588    483,588
                                              ==========   ==========  =========

Additional paid-in capital

Share warrants
 At beginning of year                           181,915      181,915    181,915
 Share warrants forfeited
    Preferred shares warrants
      (2,064 warrants)                              (24)
    Common shares warrants
      (6,285,876 warrants)                      (90,934)
                                              ----------   ----------  ---------
 At end of year                                  90,957      181,915    181,915
                                              ----------    ---------  ---------

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars,
except per-share amounts                                             (continued)
--------------------------------------------------------------------------------

                                                         Year ended December 31
                                           -------------------------------------
                                              2003         2002         2001
                                           ---------   -----------   ----------

Other
    At beginning of year                     22,804        21,752       24,389
    Stock issuance costs, net of taxes                                  (3,055)
    Stock options granted                     1,141         1,052          418
                                           ---------   -----------   ----------

    At end of year                           23,945        22,804       21,752
                                           ---------   -----------   ----------

Total at end of year                        114,902       204,719      203,667
                                           =========   ===========   ==========

Deferred compensation

    At beginning of year                     (1,504)       (1,364)      (2,799)
    Stock options granted                    (1,141)       (1,052)        (418)
    Amortization of deferred compensation     1,250           912        1,853
                                           ---------   -----------   ----------

    At end of year                           (1,395)       (1,504)      (1,364)
                                           =========   ===========   ==========

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars,
except per-share amounts                                (continued)
-------------------------------------------------------------------

                                            Year ended December 31
                                      -----------------------------
                                        2003      2002      2001
                                      --------  --------  --------

Appropriated retained earnings

Statutory reserve
    At beginning of year               21,560    27,548    26,279
    Transfer (to)
     from unappropriated retained
     earnings                           8,710    (5,988)    1,269
                                      --------  --------  --------
    At end of year                     30,270    21,560    27,548
                                      --------  --------  --------

Tax incentive reserve
    At beginning of year                          1,746     2,071
    Capital increase                             (1,710)
    Transfer to unappropriated
     retained earnings                              (36)     (325)
                                      --------  --------  --------
    At end of year                                          1,746
                                      --------  --------  --------

Unrealized income reserve
    At beginning of year                3,925     8,087    12,102
    Transfer to unappropriated
     retained earnings                   (821)   (4,162)   (4,015)
                                      --------  --------  --------
    At end of year                      3,104     3,925     8,087
                                      --------  --------  --------
Total at end of year                   33,374    25,485    37,381
                                      ========  ========  ========

Companhia Brasileira de Distribuicao

Statements of Changes in Shareholders' Equity
Expressed in thousands of U.S. dollars, except per-share amounts                                                   (continued)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Year ended December 31
                                                                  ------------------------------------------------------------

                                                                               2003                 2002                 2001
                                                                  ------------------   ------------------   ------------------

Unappropriated retained earnings

    At beginning of year                                                    318,337              476,130              372,388
    Net income for year                                                     112,909               60,477              100,671
    Capital increase                                                        (79,471)            (207,224)
    Dividends declared, per thousand shares
       (2003 - U.S.$ 0.18; 2002 - U.S.$ 0.19)                               (20,569)             (21,232)
    Transfers (to) from appropriated retained earnings
       and additional paid-in-capital                                        (7,889)              10,186                3,071
                                                                  ------------------   ------------------   ------------------

    At end of year                                                          323,317              318,337              476,130
                                                                  ==================   ==================   ==================

Cumulative translation adjustment

    At beginning of year                                                 (1,112,709)            (607,743)            (392,362)
    Net translation gain (loss)                                             209,826             (504,966)            (215,381)
                                                                  ------------------   ------------------   ------------------

    At end of year                                                         (902,883)          (1,112,709)            (607,743)
                                                                  ==================   ==================   ==================

Total shareholders' equity                                                1,237,888              932,556            1,396,651
                                                                  ==================   ==================   ==================

Comprehensive income (loss)
    Net income                                                              112,909               60,477              100,671
    Net translation gain (loss)                                             209,826             (504,966)            (215,381)
                                                                  ------------------   ------------------   ------------------

    Comprehensive income (loss)                                             322,735             (444,489)            (114,710)
                                                                  ==================   ==================   ==================


The accompanying notes are an integral part of these financial statements.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


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

(b)     Business combinations

        On June 30, 2002, the Company acquired Se Supermercados Ltda.("Se") and Companhia Pernambucana de Alimentacao ("CIPAL").

        The acquisitions were recorded using the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market values at the date of acquisition. Amounts allocated to goodwill related to these acquisitions have not been amortized. Amortization of goodwill ceased on January 1, 2002 upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", including acquisitions after June 30, 2001.

Companhia Brasileira de Distribuicao

Notes to the Consolidated Financial Statements
Expressed in thousands of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



The combined fair value of the assets acquired and liabilities assumed of Se, the total purchase consideration and allocated and unallocated goodwill are summarized below:

                                                                    2002
                                                         ----------------

Current assets                                                    32,679
Property and equipment, net                                       89,733
Other assets                                                         926
Deferred tax assets, net                                          59,167
Current liabilities                                              (53,050)
Long-term liabilities                                            (24,264)
                                                         ----------------

Net assets (liabilities) at fair value                           105,191
Less: Purchase consideration                                     135,841
                                                         ----------------

Goodwill on acquisition of Se                                     30,650
Goodwill from other acquisitions                                     720
                                                         ----------------

Total goodwill arising from acquisitions in 2002                  31,370
                                                         ================

Selected pro forma unaudited combined financial data of the Company prepared as though the acquisitions of the more significant companies acquired had occurred on January 1, 2001, are presented below:

                                                   Year ended December 31
                                           -------------------------------

                                                2002                 2001
                                           ----------   ------------------

Net sales revenue                          3,388,939            4,033,334
Net income                                     4,136               51,566
Basic pro forma earnings per thousand
    preferred and common shares - U.S.$         0.04                 0.47
Diluted pro forma earnings per thousand
    preferred and common shares - U.S.$         0.04                 0.46
                                           ==========   ==================

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated on January 1, 2001.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

2       Summary of Significant Accounting Policies

(a)     Basis of presentation

        The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain respects from the accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil ("Brazilian GAAP").

        Shareholders' equity and results of operations included in these financial statements differ from those included in the statutory accounting records as a result of differences between the rate of devaluation of the Brazilian real (R$ or reais) against the United States dollar and the indexes mandated for indexation of statutory financial statements in Brazil through 1995 and adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America.

        Certain amounts in the comparative financial statements for the year ended December 31, 2002 and the notes thereto have been reclassified to be consistent with the current year presentation.

(b)     Translation of financial statements

        The Company transacts the majority of its business in Brazilian reais and has selected the United States dollar as its reporting currency. The U.S. dollar amounts for all periods presented have been remeasured (translated) from reais amounts in accordance with the criteria set forth in U.S. accounting standards (SFAS No. 52 "Foreign Currency Translation"). As the Brazilian economy ceased to be highly-inflationary as from 1998, the Company adopted the Brazilian real as the functional currency, and applied the following translation method:

        . Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (R$ 2.8892 and R$
          3.5333 to U.S.$ 1.00 at December 31, 2003 and 2002, respectively);

        . Revenue, expenses, gains and losses, and cash flows, including exchange gains and losses on foreign currency assets and liabilities, are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the period;

        . Capital transactions, warrants, dividends and interest attributed to equity distributions are recorded at historical exchange rates;

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

        . Translation gains and losses are recorded in the cumulative translation adjustment account in shareholders' equity; and

        . Foreign exchange transaction gains or losses resulting from foreign currency denominated assets and liabilities are reflected directly in results of operations.

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

        With the exception of CBD Technology Inc., a minor U.S. non-operating subsidiary incorporated under the laws of Delaware, all subsidiaries were incorporated under the laws of Brazil. All significant intercompany balances and transactions are eliminated.

        Pao de Acucar Fundo de Investimentos em Direitos Creditorios ("PAFIDC") is a special purpose entity which is treated as a variable interest entity under FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, (revised December 2003)" and has been consolidated in the financial statements as at and for the year ended December 31, 2003.

(d)     Cash and cash equivalents

        Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less. Cash and cash equivalents and marketable securities held by the PAFIDC are classified as Restricted cash and marketable securities.

(e)     Accounts receivable

        Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

        The Company's post-dated check credit sales program accrues interest and permits customers to settle credit sales in up to two monthly installments. Customer credit financing is generally for a term of up to 24 months. Financial income is earned with respect to such interest and taken to income over the period of the loan. Third party service providers carry credit card and purchase voucher credit risk.

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

(g)     Securitization of receivables

        PAFIDC was incorporated in September 2003 and received from the Company certain accounts receivable under a securitization program. The Company retained an interest in the form of subordinated quotas and services the receivables (Note 6). For purposes of U.S. GAAP, the transfer of the receivables to PAFIDC was not considered as a sale, nor did PAFIDC meet the pre-requisites of a qualifying special purpose entity ("QSPE"), as defined by SFAS No. 140 "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities - a replacement of FASB Statement 125". Because the subordinated quotas have a disproportional percentage of the expected losses, PAFIDC was considered a variable interest entity under FIN 46R (Note 2(v)) and was fully consolidated in the financial statements. The senior quotas held by a third party are presented in the consolidated balance sheet as Mandatorily redeemable equity interest in securitization fund, as required by SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

(h)     Property and equipment

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

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        Depreciation is computed over the useful lives of the assets as follows:

                                                                         Years
                                                            ------------------

        Buildings                                                           30
        Refurbishments and improvements                                   5-20
        Equipment and software                                            3-10
        Equipment under capital lease (*)                                    3
        Fixtures and installations                                        5-10
        Vehicles                                                             5
        Other                                                             5-10

        (*) Primarily electronic point-of-sale equipment, hardware and software.

        The Company has adopted the guidance of American Institute of Certified Public Accountants Executive Committee Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", for the costs related to its software and website development. The SOP requires certain costs incurred in connection with developing or obtaining internal-use software to be capitalized and other costs to be expensed. Costs incurred in the development of core software for the Company's websites and infrastructure are capitalized in accordance with SOP No. 98-1. Costs incurred in the development of website content and maintenance costs are expensed as incurred. Costs include direct labor and related overhead for software developed and amounts paid to third party consultants to develop the websites. All costs which are classified as research and development are expensed as incurred. Capitalized amounts are stated at cost and are being amortized on a straight-line basis over the estimated useful lives which vary between 3 to 5 years. The Company capitalized U.S.$ 1,038 of software and website development costs in the year ended December 31, 2001. No costs were capitalized in the years ended December 31, 2002 and December 31, 2003.

(i)     Intangible assets related to businesses acquired

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

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

        SFAS No. 142, "Goodwill and Other Intangible Assets", prohibits amortization of goodwill and identifiable indefinite-lived intangible assets as from January 1, 2002 but instead requires these assets to be tested for impairment at least annually. SFAS No. 142 requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In connection with the adoption of SFAS No. 142, the Company performed a transitional goodwill impairment test as required and determined that no goodwill impairment existed at January 1, 2002. The Company also reviewed the lives of its intangible assets in 2003 and as a result has determined that none of its intangible assets, other than goodwill, have indefinite lives. As discussed in Note 10, management reduced the expected useful lives of a certain tradename following a strategy review in 2002.

        Goodwill and other intangible assets are stated at cost and through December 31, 2001 were being amortized on a straight-line basis over the estimated future periods to be benefited, between 5 and 20 years. Effective January 1, 2002, only the other intangible assets are being amortized.

(j)     Recoverability of long-lived assets

        Management reviews long-lived assets, primarily buildings and equipment to be held and used in the businesses, and tradenames from businesses acquired, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, measured on the basis of an undiscounted cash flow model. Assets are grouped and evaluated for possible impairment at a store and distribution facility level. As from January 1, 2002 impairment is assessed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to identify circumstances that might require assessment of the recoverability of long-lived assets and to measure any potential impairment charge.

        No impairment losses have been recorded for any of the periods presented. Write-down of the carrying value of assets or groups of assets will be made if and when appropriate.

(k)     Compensated absences

        The liability for future compensation for employee vacations is fully accrued as earned.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


(l)     Interest attributed to equity

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

(m)     Share warrants

        The proceeds from share warrant issuance are recorded as additional paid-in capital when proceeds from the share warrant issue are received. When share warrants are exercised or forfeited, the amount originally recorded as additional paid-in capital is transferred to share capital (Note 15(c)).

(n)     Revenues and expenses

        Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accrual basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Discounts and bonuses in cash are recorded to income ("Cost of sales") when the conditions are fulfilled. Cost of sales includes warehousing and handling costs.

(o)     Advertising costs

        Advertising costs are expensed as incurred. Selling, general and administrative expenses for the years ended December 31, 2003, 2002 and 2001 include U.S.$ 65,772, U.S.$ 74,230 and U.S.$ 79,780, respectively, for advertising expenses. No advertising-related assets are deferred at the balance sheet dates.

(p)     Income taxes

        Income taxes in Brazil generally comprise Federal income tax and social contribution, a Federal tax based on income, as recorded in the Company's statutory accounting records (Note 3(a)).

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


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

(q)     Stock-based compensation

        SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through to the exercise date. Under variable plan accounting, periodic changes in the differences between the market price of the Company's stock and the exercise prices of the outstanding options are recognized as compensation expense, charged ratably over a period of the expected average terms of four years from grant-date, the period over which the employee services are rendered.

(r)     Earnings per share

        Pursuant to SFAS No. 128, "Earnings per Share", the Company has presented its earnings per share for each class of share (Note 15(g)). Earnings per share are disclosed in amounts per thousand shares, as a lot of one thousand shares is the minimum number of the Company's shares that can be traded.

        Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated; there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated using the "two class" method. The "two class" method is an earnings allocation formula that determines earnings per share for preferred and common share according to the dividends declared and participation rights in undistributed earnings. The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted-average number of the respective class of shares outstanding during the period.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        From 1997 to 2000, the Company issued debentures convertible into preferred shares (Note 13(ii)). For convertible securities, diluted earnings per share should be calculated using the "if-converted" method, i.e., as if the debentures had been converted to shares at the beginning of the period. As the effects of applying the "if-converted" method are antidilutive, considering the interest expense (net of tax and nondiscretionary adjustments) which would be avoided if converted, diluted earnings per share are not affected by the convertible securities.

        The Company has issued employee stock options (Note 15(d)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options. During 1999, the Company issued share warrants giving the holder the right to subscribe capital from August 31, 2001 over a period of two to three years. As the effects of applying the treasury stock method are antidilutive, diluted earnings per share are not affected by the share warrants.

(s)     Derivative financial instruments

        The Company uses derivative financial instruments for purposes other than trading and does so to manage and reduce its exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value.

        The Company has entered into cross-currency interest rate swaps to minimize its exposure to certain foreign currency fluctuations and fixed interest rates (Note 16). These instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked to market, with the resulting gains and losses reflected in the statement of operations within "Financial income" and "Financial expense". The Company has a policy of only entering into contracts with parties that have credit ratings. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any single counterparty.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


(t)     Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, depreciable lives of assets, useful lives of intangible assets, fair values of financial instruments, tax valuation allowances and contingencies.

(u)     Industry segment

        The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Company operates principally in the retail trade; the Company's other activities are not significant.

(v)     Recently issued accounting pronouncements

        In December 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46R - "Consolidation of Variable Interest Entities, (revised December 2003)". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

        The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of FIN 46R resulted in the consolidation of PAFIDC (Note 2(g)) at December 31, 2003. The Company is evaluating if it has any continuing transactions or agreements which existed before January 31, 2003 which may be required to be consolidated as from 2004.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        In May 2003, the FASB issued SFAS No. 150 - "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts entered into or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. The Company has applied SFAS 150 in relation to the classification in the consolidated balance sheet of the Mandatorily redeemable equity interest in securitization fund (Note 6).


3       Income Taxes

(a)     Tax rates

        Income taxes in Brazil generally include Federal income tax and social contribution. The composite tax rate is 34%, comprised of income tax (25%) and social contribution tax (9%). However, the Company, but not its subsidiaries, obtained an injunction seeking protection from non-payment of the existing social contribution tax (Note 17(a)(v)). Accordingly, no social contribution tax has been provided by the Company for the periods presented.

(b)     Analysis of tax balances

        The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                     December 31
                                                   -----------------------------
                                                       2003                 2002
                                                   ---------         -----------

        Current deferred income tax asset
          Net operating loss carryforwards          11,395
          Allowance for doubtful accounts              374                2,234
          Other                                                           3,056
                                                   ---------         -----------

                                                     11,769               5,290
                                                   ---------         -----------




        Non-current net deferred income tax asset
          Net operating loss carryforwards           63,103              52,994
          Temporary differences
            Goodwill on acquisitions                 19,982              25,233
            Provisions                                8,218              13,401
            Interest capitalization                   1,119               1,046

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

                                                                     December 31
                                                   -----------------------------
                                                       2003                 2002
                                                   ---------         -----------


             Other                                    7,905              12,059
           Valuation allowance                                          (22,893)
                                                   ---------         -----------
                                                    100,327              81,840
                                                   ---------         -----------
        Total deferred income tax asset             112,096              87,130
                                                   =========         ===========

        Current deferred income tax liability
          Fair value of swap contracts               (1,577)
        Long-term deferred income tax liability
          Fair value of swap contracts               (1,873)
                                                   ---------         -----------

        Total deferred income tax liability          (3,450)
                                                   =========         ===========
        Total deferred income tax, net              108,646              87,130
                                                   =========         ===========

(c)     Net operating loss carryforwards

        Net deferred income tax assets include net operating losses, primarily losses from the ABC and Se acquisitions, which have no expiration dates, but may offset only up to 30% of annual taxable income.

                                                        2003               2002
                                                   ---------         -----------

        At beginning of year                          52,994             39,667
          Current net operating losses, net (*)        9,683             32,296
          Translation gains (losses)                  11,821            (18,969)
                                                   ----------        -----------

        At end of year                                74,498             52,994
                                                   ==========        ===========

        Current deferred income tax asset             11,395
        Non-current net deferred income tax asset     63,103             52,994
                                                   ==========        ===========

        (*) Including pre-acquisition losses (before valuation allowances) of subsidiaries acquired in 2002 (U.S.$ 43,587) which were considered in the determination of goodwill.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


(d)     Valuation allowances

        The valuation allowance related primarily to income tax and social contribution losses available for offset and against certain temporary tax differences:

                                                     2003                   2002
                                              ------------          ------------

        At beginning of year                      (22,893)              (23,062)
          Reversal (provision) of
            valuation allowance, net (*)           26,277                (9,287)
          Translation gains (losses)               (3,384)                9,456
                                              ------------          ------------
        At end of year                                                  (22,893)
                                              ============          ============

        (*) Including valuation allowances against net operating loss carryforwards of subsidiaries acquired in 2002 (U.S.$ 22,893) which were no longer considered to be necessary in 2003, of which U.S.$ 17,690 was released against goodwill.

(e)     Income tax reconciliation

        The amount reported as income tax benefit or charge for the years ended December 31 is reconciled to the statutory rates as follows:

                                                      2003       2002       2001
                                                  --------   --------   --------

        Income before income taxes                 145,919     81,096    99,988
        Federal income tax statutory rate              25%        25%       25%
                                                  --------   --------   --------

        Tax expense at statutory rates             (36,480)   (20,274)  (24,997)
                                                  --------   --------   --------
        Adjustments to derive effective rate
          Reversal of valuation allowance (i)        5,664               18,702
          Nondeductible expenses                      (516)      (725)   (1,615)
          Tax incentives                               400         36       844
          Prepayment of inflationary profit                               1,508
          Other permanent and tax rate differences  (2,078)       344     6,241
                                                  --------   --------   --------

        Tax benefit (expense) per statement
          of operations                            (33,010)   (20,619)      683
                                                  ========   ========   ========

        (i) 2001 - in prior periods, certain contingency provisions relating to taxes under dispute were treated as temporary differences; however, in view of the uncertainty as to the future deductibility of these taxes, a valuation allowance had been recorded. In 2001, following a clear trend of interpretations by the tax authorities, these amounts were treated as deductible.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


4       Financial Income and Expense

                                                                                                 Year ended December 31
                                                                     --------------------------------------------------
                                                                               2003              2002             2001
                                                                     ---------------   ---------------  ---------------
        Financial income
          Interest income                                                    134,972           114,811           77,691
          Credit card and customer credit financing                           34,374            32,161           48,810
          Interest on post-dated check program                                 6,796             6,506            9,293
          Other                                                                3,125             4,822            6,545
                                                                     ---------------   ---------------  ---------------
                                                                             179,267           158,300          142,339
                                                                     ---------------   ---------------  ---------------
        Financial expense
          Interest expense                                                  (257,650)         (185,168)        (140,099)
          Foreign exchange gains (losses)                                     46,950           (24,464)          (8,013)
          Related parties - debenture interest (Note 18)                      (2,136)           (2,180)          (1,582)
          Other financial charges                                             (8,644)          (11,057)         (12,028)
                                                                     ---------------   ---------------  ---------------
                                                                            (221,480)         (222,869)        (161,722)
                                                                     ---------------   ---------------  ---------------
        Net financial expense                                                (42,213)          (64,569)         (19,383)
                                                                     ===============   ===============  ===============


5       Accounts Receivable

                                                           2003           2002
                                                   ------------    ------------

        Current assets
          Credit card companies                         262,285        182,291
          Customer credit financing                      68,874         73,134
          Post-dated check credit sales                  24,030         32,918
          Unrealized interest income                     (8,394)        (6,960)
          Purchase vouchers and others                   24,900         35,097
          Related parties                                   292            244
          Allowance for doubtful accounts                (7,242)        (8,827)
                                                   ------------    ------------
                                                        364,745         307,897
                                                   ============    ============
        Other assets
          Customer credit financing (non-current)         5,480          5,431
                                                   ============    ============

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        Customer credit financing accrues interest from 5.0% to 7.5% per month (2002 - 4.0 % to 7.5%) and with payment terms of up to 24 months for installment plans. Credit card sales relate to sales settled by customers with third party credit cards including co-branded credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, up to 12 months. Sales settled with post-dated checks (a common financial instrument in Brazil) accrue interest of up to 6.9% per month for settlement in up to 60 days.

        Activity relating to the allowance and analysis of the balance was as follows:

                                                       2003                2002
                                                   --------            --------

        At beginning of year                         (8,827)            (17,998)
          Provision for doubtful accounts           (18,355)            (27,725)
          Recoveries and provision written off       21,763              32,100
          Translation gain (loss)                    (1,823)              4,796
                                                   ---------           ---------
        At end of year                               (7,242)             (8,827)
                                                   =========           =========

        Customer credit financing                    (7,077)             (8,089)
        Post-dated check credit sales                  (165)               (738)
                                                   =========           =========

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


6       Receivables securitization fund

        In October 2003, the Company subscribed U.S.$ 34,947 in subordinated quotas of PAFIDC, a receivables securitization fund. PAFIDC has a predetermined duration of five years renewable for one additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80% senior quotas held by third parties and 20% subordinated quotas held by the Company.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

        PAFIDC is a special purpose entity that is a variable interest entity as defined under FIN 46R and has been consolidated in the Company's financial statements. At December 31, 2003, the retained interest of U.S.$ 36,170 in subordinated quotas represents the maximum exposure to loss under the securitization transactions. The net assets which have been consolidated in the Company's financial statements as at and for the year ended December 31, 2003 are summarized as follows:

                                                                           2003
                                                                       --------
        Current assets
          Restricted cash and marketable securities                      28,680
          Accounts receivable, net                                      155,695
          Other assets                                                      103
        Current liabilities                                              (3,739)
        Long-term liabilities
          Mandatorily redeemable interest in securitization fund       (144,569)
                                                                       --------
        Net assets                                                       36,170
                                                                       ========

        Senior quotas are divided into two series: Series A for which the benchmark remuneration is 103.0% of CDI (Certificado de Deposito Interbancario), an interbank variable interest rate; and Series B for which the benchmark remuneration is 101.0% of CDI. The quotaholders of senior quotas series B will redeem both on June 23, 2006 and June 23, 2007, the principal amount of U.S.$ 24,816, and will redeem the remaining balance at the end of the fund's duration. The Series A quotaholders will redeem their quotas at the end of the fund's duration. Upon consolidation of PAFIDC, senior quotas are recorded as Mandatorily redeemable equity interest in securitization fund in the long-term liabilities.

        Subordinated quotas were issued in a single series, are non-transferable and nominative. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund's duration. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the fund's net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        Between October and December 2003, the Company transferred credit rights to PAFIDC represented by customer credit financing, post-dated check credit sales and credit card companies receivables totaling U.S.$ 440,827 in which it retained servicing responsibilities and subordinated interests. The outstanding balance of these receivables at December 31, 2003 was U.S.$ 155,695. Servicing responsibilities which are not remunerated include the assistance by the Company's collection department to the fund's administrator in the collection of delinquent credits. The holders of senior quotas have no recourse to the Company's other assets in the event of failure by customers to pay amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.


7       Inventories

                                                                 2003      2002
                                                              --------  --------
        Stores                                                 233,550  178,213
        Distribution centers                                    93,057   99,373
                                                              --------  --------

                                                               326,607  277,586
                                                              ========  ========


8       Recoverable Taxes

                                                                 2003      2002
                                                              --------  --------
        Income tax and value-added sales taxes recoverable     134,230   93,715
        Other                                                    3,916    4,746
                                                              --------  --------

                                                               138,146   98,461
                                                              ========  ========

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


9       Property and Equipment

                                                                            2003                                     2002
                                        ---------------------------------------- ----------------------------------------

                                                         Accumulated                             Accumulated
                                                Cost    depreciation         Net         Cost   depreciation          Net
                                        ------------ --------------- ----------- ------------ -------------- ------------

        Land                                 283,569                     283,569      223,074                     223,074
        Buildings                            724,705        (107,525)    617,180      511,588        (58,104)     453,484
        Refurbishments and
          improvements                       379,608        (114,883)    264,725      317,843       (116,291)     201,552
        Equipment and software               312,732        (187,476)    125,256      226,839       (121,046)     105,793
        Equipment under capital lease         36,744         (25,028)     11,716       23,189        (13,150)      10,039
        Fixtures and installations           193,497        (116,717)     76,780      139,043        (78,293)      60,750
        Vehicles                               8,391          (7,353)      1,038        7,658         (5,762)       1,896
        Other                                    766            (679)         87        2,771           (553)       2,218
        Construction in progress               3,636                       3,636        3,901                       3,901
                                        ------------ --------------- ----------- ------------ -------------- ------------
                                           1,943,648        (559,661)  1,383,987    1,455,906       (393,199)   1,062,707
                                        ============ =============== =========== ============ ============== ============

        Interest capitalized on construction in progress during the year ended December 31, 2003 totaled U.S.$ 10,301 (U.S.$ 10,666 and U.S.$ 12,913, for 2002 and 2001, respectively).


10      Goodwill and Other Acquired Intangible Assets

        Goodwill and identifiable intangible assets determined on acquisition are as follows:


                                                      2003                 2002
                                         -----------------   ------------------

        Goodwill                                   255,152              222,782
        Tradenames                                  37,233               30,445
                                        ------------------   ------------------
                                                   292,385              253,227
        Amortization                               (66,179)             (49,459)
                                        ------------------   ------------------
                                                   226,206              203,768
                                        ==================   ==================

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        In connection with the adoption of SFAS No. 142, goodwill is no longer amortized in periods after December 31, 2001. Had goodwill not been amortized in the year ended December 31, 2001, net income and basic and diluted earnings per thousand shares would have been as follows:

                                                                     Year Ended
                                                                    December 31,
                                                                            2001
                                                                ----------------

        Net income - as reported                                        100,671
        Add back: Goodwill amortization                                  25,617
                                                                ----------------

        Adjusted net income                                             126,288
                                                                ================

        Earnings per thousand shares (preferred and common):
          Basic - as reported                                              0.91
          Basic - adjusted                                                 1.15

          Diluted - as reported                                            0.91
          Diluted - adjusted                                               1.14

        Following a strategy review in 2002, the expected useful life of certain tradename was reduced prospectively from 19 to 8 years.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


11      Other Receivables

        In May 1999, the Company leased 25 stores from Paes Mendonca S.A., a retail chain, through its subsidiary, Novasoc. The initial lease term for the stores is for a five-year period renewable at the Company's option for two additional five-year periods. At December 31, 2003, 18 stores are leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments are equivalent to U.S.$ 2,575 in 2003 (2002 - U.S.$ 2,300; 2001 - U.S.$ 2,821) including an additional contingent rent based on 0.5% to 2.5% of store revenues. The contingent rental element totaled U.S.$ 246, U.S.$ 355 and U.S.$ 109 in each of the periods ended December 31, 2003, 2002 and 2001, respectively.

        In 1999 Novasoc paid expenses on behalf of Paes Mendonca S.A. totaling U.S.$ 53,166 which are contractually recoverable from Paes Mendonca S.A. at the end of the lease term. The receivable is remunerated based on the Indice Geral de Precos de Mercado - IGP-M (General Price Index), which increased by 8.7% (2002 - 25.3%) in reais in 2003. The Company continues to discharge obligations to third parties on behalf of Paes Mendonca S.A. under the agreement. Total receivables at December 31, 2003, which will be due at the end of the lease term, are U.S.$ 91,325 (2002 - U.S.$ 67,796).

        The receivables are collateralized by lease renewal rights owned by Paes Mendonca S.A. for stores currently leased to Novasoc. The Company also has an option to purchase the shares of Paes Mendonca S.A. if certain trigger events occur. Paes Mendonca S.A. has a put option to require, under certain conditions, the Company to purchase its shares. Management does not expect to exercise its call option or expect conditions to prevail permitting the put option to be exercised before 2014.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------



12      Short-term Debt

                                          Annual charges (i)                                2003             2002
                                          -------------------------------------   ---------------  ---------------

        Foreign-currency-denominated
          Import financing                Foreign exchange (U.S.$)                         4,578            4,918
          Working capital (ii)            U.S. dollars + 4.1 to 14.7% swapped
                                          to 76.0 to 104.5% of CDI                       183,550          223,363
        Brazilian reais
          Working capital (iii)           TR + 15.4%                                      48,699
          Unrealized losses from cross-
            currency interest rate swaps                                                   5,632
          Other                                                                                               279
                                                                                  ---------------  ---------------

                                                                                         242,459          228,560
                                                                                  ===============  ===============

        (i) Annualized benchmark rate at December 31, 2003: CDI - Certificado de Deposito Interbancario, an interbank variable interest rate - 16.3% (2002 - 24.8%).

        (ii) Substantially U.S. dollar-denominated, which was swapped into obligations denominated in Brazilian reais. The Company utilizes cross-currency interest rate swaps to manage its exposure on certain loans (Note 16(b)). Pursuant to Emerging Issue Task Force ("EITF") No. 02-02, "When Separate Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes", although the loan balances at December 31, 2003 of U.S.$ 131,174 (2002 - U.S.$ 194,236) were originally denominated in U.S. dollars and accrued fixed interest rates, the Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates. Unrealized gains from cross-currency interest rate swaps from the remaining balance are reported at fair value and recorded in current assets.

        (iii) The Company entered into interest rate swaps in the same amount to exchange the TR (Taxa Referencial) for 95.0% of the CDI.

        Working capital financing is obtained from local banks and is used primarily to fund customer credit. Working capital financing is mostly secured by promissory notes and shareholders' sureties. Collateral for other borrowings comprises liens and mortgages on properties and shareholders' sureties.


13      Long-term Debt

                                             Annual charges                               2003               2002
                                             -------------------------------  -----------------  -----------------

        Foreign-currency-denominated
          BNDES lines of credit              (i)                                        26,487             28,232
          Working capital (*)                U.S. dollars + 5.0 to 18.9%
                                             swapped to 61.9 to 104.5% of
                                             CDI                                       245,361            310,249

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


                                             Annual charges                                2003               2002
                                             -------------------------------  -----------------  -----------------

                                             CDI

        Brazilian reais
          BNDES lines of credit              (i)                                       141,320            120,037
          Debentures                         (ii)                                      173,902            157,430
          Unrealized losses from cross-
            currency interest rate swaps                                               12,683
          Other                                                                         1,133               1,430
                                                                              -----------------  -----------------

                                                                                       600,886            617,378
        Current portion of long-term debt                                             (370,864)          (232,309)
                                                                              -----------------  -----------------

                                                                                       230,022            385,069
                                                                              =================  =================

        (*) Substantially U.S. dollar-denominated which was swapped into obligations denominated in Brazilian reais (Note 16(b)). Pursuant to EITF No. 02-02, although the loan balances at December 31, 2003 of U.S.$ 97,102 (2002 - U.S.$ 220,712) were originally denominated in U.S. dollars and accrued fixed interest rates, the Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates. Unrealized gains from cross-currency interest rate swaps from the remaining balance, in addition to gains from swaps on the BNDES lines of credit and capital leases, are reported at fair value and recorded in current or other assets, as appropriate.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


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

                                                                                                           At December 31
                                                            Grace      Number of                      --------------------
                                                        period in        monthly  Due
        Contract dated        Annual finance charge         months  installments  monthly through         2003       2002
        --------------------  ------------------------- ----------- ------------- ------------------- --------- ----------

        October 23, 1997      TJLP + 3.5%                       12            60  August 2003                       5,947
                              Foreign currencies +
        October 23, 1997      3.5%                              12            60  November 2003                     8,104
        October 23, 1997      TJLP + 3.5%                       12            60  August 2004            8,061     16,168
        November 16, 1999     TJLP + 3.5%                       12            60  December 2005         21,475     25,017
        January 13, 2000      TJLP + 3.5%                       12            72  January 2007          10,366     10,662
        November 10, 2000     TJLP + 1 to 3.5%                  20            60  May 2007              48,945     47,355
                              Foreign currencies +
        November 10, 2000     3.5%                              20            60  July 2007             12,133     15,057
        December 14, 2000     TJLP + 2.0%                       20            60  June 2007              3,010      3,006
        April 16, 2001        TJLP + 3.5%                                     60  April 2006             4,218      4,680
                              Foreign currencies +
        April 16, 2001        3.5%                                            60  April 2006             1,453      2,011
                              Foreign currencies +
        March 12, 2002        3.5%                              12            48  March 2007               998      1,192
        April 25, 2002        TJLP + 3.5%                        6            60  October 2007           7,354      7,202
                              Foreign currencies +
        April 25, 2002        3.5%                               6            60  October 2007           1,525      1,868
                              Foreign currencies +
        November 11, 2003     4.1%                              14            60  January 2010          10,378
        November 11, 2003     TJLP + 4.1%                       12            60  November 2009         34,858
        November 11, 2003     TJLP + 1.0%                       12            60  November 2009          3,033
                                                                                                      --------- ----------
                                                                                                       167,807    148,269
                                                                                                      ========= ==========

        In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2003 and 2002, U.S.$ 5,920 and U.S.$ 5,254, respectively, were added to the principal. The controlling shareholders provided sureties with respect to the amount drawn down.

        The Company may not offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain negative covenants measured in accordance with Brazilian GAAP,

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

        including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------



(ii)    Debentures

        The balance of debentures outstanding was as follows:

                                               Outstanding   Annual charges                 2003             2002
                                        -------------------  ------------------   ---------------  ---------------

           2nd issue - 1st series                            IGP-M + 13%                                      654
                       2nd series                            IGP-M + 13%                                    4,578
           4th issue - single series                99,908   TJLP + 3.5%                  28,381           32,580
           5th issue - 1st series                   40,149   CDI + 1.45%                 145,521          119,618
                                        -------------------                       ---------------  ---------------
                                                   140,057                               173,902          157,430
                                        ===================                       ===============  ===============
        Current portion                                                                  160,084           22,639
        Long-term portion                                                                 13,818          134,791
                                                                                  ===============  ===============

        Activity in the debentures was as follows:

                                                                                   Number of
                                                                                  debentures               Amount
                                                                           ------------------   ------------------

        At December 31, 2001                                                          126,758               59,095

          Issuance - Fifth issue                                                       40,149              114,797
          Amortization - Second issue/First series                                                          (3,995)
          Interest, net of payments                                                                          6,682
          Translation gain                                                                                 (19,149)
                                                                           ------------------   ------------------
        At December 31, 2002                                                          166,907              157,430
                                                                           ------------------   ------------------
          Amortization - Second issue                                                 (26,850)              (6,423)
          Amortization - Fourth issue                                                                      (12,998)
          Interest, net of payments                                                                          1,875
          Translation loss                                                                                  34,018
                                                                           ------------------   ------------------
          At December 31, 2003                                                        140,057              173,902
                                                                           ==================   ==================

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


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

        . Fifth issue - On October 4, 2002, the shareholders approved the issue and public placement limited to R$ 600,000 thousand of 60,000 non-convertible debentures. The Company received proceeds equivalent to U.S.$ 112,767, net of commissions of U.S.$ 1,586, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits ("Depositos Interfinanceiros" - DI) and accrue annual spread of 1.45% payable each six months. The remuneration of the first series may be renegotiated or a put exercised at October 2004. The debentures of the first series fall due on October 1, 2007. The Company is require to comply with certain negative covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders' equity; (ii) maintenance of a ratio between Net Debt and EBITDA, less than or equal to 4.

(iii)       Maturities

            Long-term portion of long-term debt maturities:

                                                       2003                2002
                                             --------------  ------------------

            2004                                                        278,552
            2005                                    157,573              70,151
            2006                                     34,672              20,538
            2007                                     19,429              15,828
            2008                                      9,603
            Thereafter                                8,745
                                             --------------  ------------------
                                                    230,022             385,069
                                             =============== ==================


14      Leases

        A significant portion of retail units are leased under operating lease agreements, generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial noncancellable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2003, the effective rate of rentals was 1.46% (2002 - 1.66%) of gross sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

        Certain store and computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to noncancellable capital and operating leases and imputed interest on capital leases as of December 31, 2003 are summarized below:


                                            Capital leases     Operating leases
                                            --------------     -----------------

        2004                                        10,554               66,529
        2005                                         5,635               62,004
        2006                                         1,325               55,460
        2007                                                             50,705
        2008                                                             41,456
        Thereafter                                                       84,057
                                            --------------     -----------------
        Total minimum lease payments                17,514              360,211
                                            ==============     =================

        Imputed interest                            (1,629)
                                            --------------

        Present value of minimum
          capitalized lease payments                15,885
                                            ==============

        Current portion                              9,338
                                            --------------

        Long-term capitalized lease
          obligations                                6,547
                                            ==============

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------



        Net rental expense, included in selling, general and administrative expenses, consists of the following:

                                   2003       2002        2001
                               ---------   --------   ---------

        Minimum rentals          62,547     60,092      68,021
        Contingent rentals       10,911     13,264      11,759
        Sublease rentals        (12,375)    (9,616)     (6,651)
                               ---------   --------   ---------

                                 61,083     63,740      73,129
                               =========   ========   =========


15      Shareholders' Equity

(a)     Share capital

        At December 31, 2003, subscribed and paid-in capital was comprised of 49,971,428 thousand (2002 - 49,715,328 thousand) preferred shares and 63,470,811 thousand (2002 - 63,470,811 thousand) common shares. The shares have no par value. Total authorized share capital, up to which shares may be issued without changing the Company's charter, is 150,000,000 thousand shares.

        Activity in the number of shares in 2003:

                                                    Number of shares - thousand
                                        ---------------------------------------

                                                 Preferred               Common
                                        ------------------   ------------------

        At January 1, 2003                      49,715,328           63,470,811
          Subscription - stock options
           (Note 15(d))                           256,100
                                        ------------------   ------------------

        At December 31, 2003                    49,971,428           63,470,811
                                        ==================   ==================

        The Annual and Extraordinary General Meetings held on April 26, 2001 approved the subscription of 612,056,784 common shares and 310,993,184 preferred shares. At the shareholders' option, part of the interest attributed to equity, which had been recorded as an obligation at December 31, 2000, was capitalized in the amount of U.S.$ 30,264.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

(b)     Share rights

        The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's charter to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with the Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporate Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

        The Company's charter provides that, to the extent funds are available, dividends are to be paid in the following order: (i) a minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares, (ii) a dividend to the common shares in the amount of R$ 0.15 per thousand common shares up to (or if determined by the shareholders, in excess of) the mandatory distribution (25% of adjusted net income as determined under accounting principles prescribed in the Brazilian Corporate Law), (iii) dividends to the preferred shares shall be 10% higher than the dividends to common shares up to (or, if determined by the shareholders, in excess of) the mandatory distribution, subject, in the case of clauses (ii) and (iii), to any determination by the Board of Directors ("Conselho de Administracao") that such distribution would be inadvisable in view of the Company's financial condition.

        Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax. At December 31, 2003, the proposed dividend of U.S.$ 18,964 (Note 15(f)) was provided as a liability in the statutory financial statements, but will only be reflected as an obligation in these financial statements once approved and declared by the shareholders.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------



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

        On August 31, 2003, 6,285,876 common share warrants and 2,064 preferred share warrants which had not been exercised were forfeited. The remaining 6,285,875 common share warrants may be exercised through August 31, 2004. This ratio will be adjusted proportionately in the event of any reverse splits, splits or distribution of stock dividends. The common share subscription warrants were acquired by the minority shareholder, the Casino Group.

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

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        In 1999, the Board of Directors approved a new issue of options convertible into 3,400,000 thousand preferred shares to be granted under the Plan. On March 31, 2000, the Company granted 305,975 thousand stock options with an exercise price of R$ 60.00 per thousand shares (equivalent to U.S.$ 34.34 at the grant date). On April 2, 2001, the Company granted 361,660 thousand stock options with an exercise price of R$ 64.00 per thousand shares (equivalent to U.S.$ 29.65 at the grant date). On March 15, 2002, the Company granted 412,600 thousand stock options with an exercise price of R$ 47.00 per thousand shares (equivalent to U.S.$ 19.96 at the grant date). On May 16, 2003, the Company granted 499,840 thousand stock options with an exercise price of R$ 40.00 per thousand shares (equivalent to U.S.$ 13.45 at the grant date).

                                                                                        Share options (thousands)
                                                                             ------------------------------------

                                                                                        2003                2002
                                                                             ----------------   -----------------

            Options outstanding at beginning of year                                1,395,960           1,362,385
            Options granted
               Series 6 (granted on March 15, 2002)                                                       412,600
               Series 7 (granted on May 16, 2003)                                     499,840
            Options exercised
               Series 3 - April 10, 2002 - capital increase of U.S.$ 26                                    (3,400)
               Series 2 - December 19, 2002 - capital increase of U.S.$ 684                              (120,900)
               Series 3 - December 19, 2002 - capital increase of U.S.$ 4                                    (700)
               Series 3 - December 17, 2003 - capital increase of U.S.$ 1,916        (256,100)
            Options forfeited                                                        (200,360)           (254,025)
                                                                             ----------------   -----------------

        Outstanding options granted at end of year                                  1,439,340           1,395,960
                                                                             ================   =================

        Share options available at end of year for future grants                    2,335,999           2,635,479
                                                                             ================   =================

        The Company has chosen to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through to the exercise date. Under variable plan accounting, periodic changes in the differences between the market price of the Company's stock and the exercise prices of the outstanding options are recognized as compensation expense, charged ratably over a period of four years from grant-date, the period over which the employee services are rendered.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------



                                                                                                                    U.S.$
                                                                    -----------------------------------------------------
                                                                                 2003              2002              2001
                                                                    ----------------- ----------------- -----------------

        Range of year-end exercise prices for outstanding
            options at balance sheet date exchange rates
            (U.S.$ per thousand shares)                                   13.87-32.84       10.69-24.50        5.43-27.58

        Weighted average grant-date exercise price of
            options (U.S.$ per thousand shares)                                 22.94             19.30             17.05

        Weighted average grant-date quoted market price of shares
            (U.S.$ per thousand shares) (based on quoted market
            value at date granted)                                              24.61             22.02             20.82

        Year-end quoted market price of shares at balance
            sheet exchange rates (based on quoted market
            value at the end of each year)
            (U.S.$ per thousand shares)                                         24.37             15.42             21.33

        Compensation cost recognized for the year
            ended December 31                                                   1,250               912             1,853

        The following table illustrates the effect on net income and earnings per thousand shares if the Company had applied the fair value method to its stock-based compensation, as required under the disclosure provisions of SFAS No. 123.

                                                                                                     Year ended December 31
                                                                    -------------------------------------------------------
                                                                                 2003              2002                2001
                                                                    ----------------- ----------------- -------------------

        Net income - as reported                                              112,909            60,477            100,671
        Add: stock-based employee compensation
            included in reported net income                                     1,250               912              1,853
        Deduct: total stock-based employee compensation
            expense determined under fair value based method
            for all awards                                                     (3,686)           (4,182)            (6,388)
                                                                    ----------------- ----------------- ------------------
        Net income - pro forma                                                110,473            57,207             96,136
                                                                    ================= ================= ==================

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

                                                         Year ended December 31
                                            ------------------------------------
                                                 2003       2002         2001
                                            -----------  -------      --------

        Earnings per thousand shares:
            Basic - as reported
               Preferred                         1.05      0.53         0.91
               Common                            0.96      0.53         0.91
            Basic - pro forma
               Preferred                         1.03      0.51         0.87
               Common                            0.93      0.51         0.87

            Diluted - as reported
               Preferred                         1.05      0.53         0.91
               Common                            0.95      0.53         0.91
            Diluted - pro forma
               Preferred                         1.03      0.50         0.87
               Common                            0.93      0.50         0.87

        The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model assuming: expected dividend yield of 1.45% in 2003, 1.65% in 2002, 1.78% in 2001, expected volatility of approximately 38.72% in 2003, 40.85% in 2002, 53.36% in 2001, weighted average risk-free interest rate of 12.44% in 2003, 13.43% in 2002, 12.57% in 2001, and an expected average life of four years.

(e)     Appropriated retained earnings

        These reserve balances reflect the amounts in the financial statements prepared in accordance with Brazilian GAAP, which are restricted as to distribution. The tax incentive and statutory reserves may be transferred to capital or used to absorb losses in the statutory accounting records, but are not, generally, available for distribution as cash dividends.

        The statutory reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company's financial statements prepared in accordance with Brazilian GAAP.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        The tax incentive reserve arises from an option to apply a portion of income tax otherwise payable for the acquisition of capital stock of companies undertaking specified government-approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve. No recapture provisions are required to be satisfied unless the corresponding capital reserve presented in the financial statements prepared in accordance with Brazilian GAAP is used to pay dividends, at which time the income tax not previously paid on such credits would become due, together with penalties. The Company does not intend to pay dividends out of its capital reserves. As such amounts are generally restricted as to distribution in the form of dividends, an equal amount is appropriated from retained earnings.

        The unrealized income reserve represents inflationary profits arising from the system of indexation of Brazilian GAAP financial statements in force up to December 31, 1995. The Company transfers this reserve to unappropriated retained earnings as the underlying assets are depreciated or disposed of, at which time it becomes available for dividend distributions.

(f)     Unappropriated retained earnings

        Brazilian law permits the payment of dividends only in reais and these are limited to the retained earnings balances in the financial statements prepared in accordance with the Brazilian GAAP. Distributable retained earnings (summation of the following accounts in the statutory financial statements: Reserva para expansao and Reserva de retencao de lucros), net of the proposed dividend distribution of R$ 54,792 thousand (U.S.$ 18,964 at December 31, 2003), aggregated R$ 342,698 thousand at December 31, 2003, equivalent to U.S.$ 118,613 at the current rate of exchange. Accordingly, the unappropriated retained earnings balance in the U.S. GAAP balance sheet at December 31, 2003 of U.S.$ 323,317 is not immediately available for distribution.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


(g)     Earnings per share

                                                         Year ended December 31, 2003          Year ended December 31, 2002
                                               --------------------------------------  ------------------------------------
                                                    Preferred       Common       Total    Preferred       Common      Total
                                               -------------- ------------ ----------- ------------ ------------ ----------

        Basic numerator
          Actual dividends declared                     9,521       11,048      20,569       9,313        11,919     21,232
          Basic allocated undistributed
            earnings                                   42,742       49,598      92,340      17,215        22,030     39,245
                                               -------------- ------------ ----------- ------------ ------------ ----------

          Allocated net income available for
            common and preferred shareholders          52,263       60,646     112,909      26,528        33,949      60,477
                                               ============== ============ =========== ===========  ============ ===========

        Basic denominator (in thousands of
          shares)
            Weighted-average number of
              shares                               49,725,151   63,470,811 113,195,962  49,596,794    63,470,811  113,067,605
                                               ============== ============ =========== ===========  ============ ============

          Basic earnings per thousand
            shares (U.S.$)                               1.05        0.96                     0.53         0.53
                                               ============== ===========              ===========  ===========

        Diluted numerator
          Actual dividends declared                     9,548      11,021      20,569        9,368       11,864        21,232
          Diluted allocated undistributed
        earnings                                       42,864      49,476      92,340       17,315       21,930        39,245
                                               -------------- ----------- ----------- ------------  ----------- -------------

          Allocated net income available for
            common and preferred shareholders          52,412      60,497     112,909       26,683       33,794        60,477
                                               ============== =========== =========== ============  =========== =============

        Diluted denominator (in thousands of
          shares)
            Weighted-average number of
              shares                               49,725,151  63,470,811  113,195,962  49,596,794   63,470,811   113,067,605
            Stock options                             263,557                  263,557     519,031                   519,031
                                               -------------- ----------- ------------ ----------- ------------ ------------

            Diluted weighted-average number of
              shares                               49,988,708  63,470,811  113,459,519  50,115,825   63,470,811   113,586,636
                                                ============= =========== ============ =========== ============ =============

            Diluted earnings per thousand
              shares (U.S.$)                             1.05        0.95                     0.53        0.53
                                                ============= ===========              =========== ===========


        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

                                                                                       Year ended December 31, 2001
                                                                  --------------------------------------------------
                                                                       Preferred           Common             Total
                                                                  --------------- ---------------- -----------------
        Basic numerator
            Actual dividends declared
            Basic allocated undistributed earnings                        42,902           57,769           100,671
                                                                  --------------  ---------------- ----------------
            Allocated net income available for common and
               preferred shareholders                                     42,902           57,769           100,671
                                                                  ==============  =============== =================
        Basic denominator (in thousands of shares)
            Weighted-average number of shares                         46,912,582       63,168,975       110,081,557
                                                                  ==============  =============== =================
            Basic earnings per thousand shares (U.S.$)                      0.91             0.91
                                                                  ==============  ===============
        Diluted numerator
            Actual dividends declared
            Diluted allocated undistributed earnings                      43,395            57,276          100,671
                                                                  --------------  ---------------- ----------------
            Allocated net income available for common and
               preferred shareholders                                     43,395           57,276           100,671
                                                                  ==============  ================ ================
        Diluted denominator (in thousands of shares)
            Weighted-average number of shares                         46,912,582       63,168,975       110,081,557
            Stock options                                                946,609                            946,609
                                                                  --------------  ---------------- ----------------
            Diluted weighted-average number of shares                 47,859,191       63,168,975       111,028,166
                                                                  ==============  ===============  ================
            Diluted earnings per thousand shares (U.S.$)                    0.91             0.91
                                                                  ==============  ===============

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


16      Financial Instruments and Risk Management

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

(b)     Foreign exchange and interest rate risk
        management

        All derivative financial instruments at December 31, 2003 and 2002 were recorded on the balance sheet and include cross-currency interest rate swaps.

        The Company enters into cross-currency interest rate swaps to mitigate foreign exchange risk on U.S. dollar denominated fixed interest debt. The realized and unrealized gains and losses on the swap agreements used to manage risks related to foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in "Financial expense - interest expense". At December 31, 2003, the Company has cross-currency interest rate swaps outstanding of which the fair value asset (liability) amount was U.S.$ 2,643 and U.S.$ (18,315), respectively (2002 - U.S.$ 16,042).

        The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt (Note
        12) and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of December 31, 2003, the U.S. dollar-denominated short-term and long-term debt balances of U.S.$ 433,489 (2002 - U.S.$ 538,530), include financings of U.S.$ 428,911 (2002 - U.S.$ 533,612) at weighted average interest rates of 9.1% per annum (2002 - 11.8%) which were covered by floating rate swaps, linked to a percentage of an interbank variable interest rate (CDI), in Brazilian reais, accruing an average weighted rate of 100.9% of CDI (2002 - 103.6% of CDI). Pursuant to EITF No. 02-02, the amount of U.S.$ 228,276 (2002 - U.S.$ 414,948) was treated on a combined basis as though the loans were originally denominated in reais and linked to a percentage of CDI.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        At December 31 the notional amounts of the cross-currency and interest rate swaps and the fair market value amounts were as follows:

                                                                           2003                           2002
                                     ---------------------------------------------- ------------------------------
                                            Notional                                        Notional  Fair market
                                         outstanding         Fair market value (*)       outstanding    value (*)
                                                      -----------------------------                  -------------
                                              amount         Asset       Liability            amount        Asset
                                     ---------------- ------------- --------------- ---------------- -------------

        Interest rate swaps                   48,699           242
        Cross-currency interest
          rate swaps                         241,765          2,401       (18,315)           156,459       16,042
                                                      ------------- --------------                   -------------
                                                              2,643       (18,315)                         16,042
                                                      ============= ===============                  =============

        Current assets                                          242                                         13,587
        Other assets                                          2,401                                          2,455
        Short-term debt                                                    (5,632)
        Long-term debt                                                    (12,683)
                                                      ============= ===============                  =============

        (*) Fair market value gain (loss) under outstanding cross-currency and interest rate swaps.

        The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. Gains (losses) from derivative activities totaled U.S.$ (64,840), U.S.$ 147,429, and U.S.$ (24,195) in the years ended December 31, 2003, 2002, and 2001, respectively, and are included in "Financial expense - interest expense".

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

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------

17      Commitments and Contingencies

        The following probable losses and unextinguished tax obligations under dispute have been identified based on the advice of outside legal counsel and are provided in Accrued liability for legal proceedings:

                                                             2003        2002
                                                        ---------  ----------
        Taxes
          Taxes on revenues                               262,692     151,091
          Social security                                  94,130      66,702
          Income tax                                       26,341      15,996
          Tax on bank account transactions and other        7,628      32,347
        Labor claims                                        6,671       3,581
                                                        ---------  ----------

        Total accrued liability for legal proceedings     397,462     269,717
                                                        =========  ==========

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

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


(ii)    Social security

        The Company had been prosecuting a claim against the social security authorities ("INSS"), asserting that it had overpaid certain amounts relating to the contributions for education allowance and workers' compensation. The Company had obtained an injunction providing protection while the case is decided and allowing the Company to offset the amounts against payroll taxes. The Company has recorded a provision of U.S.$ 94,130 at December 31, 2003 (2002 - U.S.$ 66,702) which will be maintained until a favorable ruling is obtained against which the authorities are unable to appeal.

        Due to recent judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Installments Program (Parcelamento Especial - PAES), pursuant to Law 10,680/2003, and to pay social security liabilities of U.S.$ 88,801 in installments. The payment in installments has not yet been approved.

(iii)   Income tax

        During 1997, the Company deducted additional depreciation expense arising from an inflation indexation adjustment to reduce income tax payable, although a full provision has been recorded for the benefits of the deduction. The balance of the provision at December 31, 2003 and 2002 was U.S.$ 11,598 and U.S.$ 12,458, respectively.

        The Company had been challenging a limitation on tax loss offsets imposed by Brazilian law. Federal income tax regulations determine that tax losses available for offsetting income are limited to 30% of annual income before tax. The Company had challenged this limitation on the grounds that it is unconstitutional, and had obtained a legal injunction providing protection against possible fines. The Company has recorded a provision of U.S.$ 13,432 at December 31, 2003 and the amount of U.S.$ 9,585 is recorded as deferred taxes recoverable. The deferred tax asset represents the net operating loss carryforwards which are available for offset. Due to recent judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw this claim, opting to join the PAES program, and to pay the income tax liabilities of U.S.$ 13,432 in installments. The payment in installments has not yet been approved.


(iv)    Tax on bank account transactions and other

        A tax levied on bank account transactions and redemption of financial investments (Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF")), was enacted in 1999. The rate has varied between 0.20% to 0.38% for the period from June 1999 through December 2003. The Company, based on advice of legal counsel, was prosecuting legal action against the tax authorities claiming that this tax is unconstitutional and has instructed its banking agents not to withhold the tax on its behalf. The Company had obtained an injunction to avoid the withholding and payment of the CPMF taxes.

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


        Based on unfavorable decisions rendered by the court on February 19, 2003, the Company filed a request on March 13, 2003 to pay the CPMF in installments, at December 31, 2002 the amount provided was U.S.$ 28,548. At December 31, 2003, the amounts of U.S.$ 3,843 and U.S.$ 32,659 are recorded as Taxes, other than on income, in current and long-term liabilities, respectively.

(v)     Other tax related matters

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

(vi)    Tax audits

        Direct and indirect taxes are open to audit by the tax authorities for varying prescriptive periods which, with the exception of labor related taxes, normally do not exceed five years.

(b)     Labor claims

        The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2003, such lawsuits collectively involve claims equivalent to U.S.$ 39,238 (2002 - U.S.$ 27,857). At December 31, 2003 the Company has a provision of U.S.$ 6,671 (2002 - U.S.$ 3,581) for labor related loss contingencies. At each period end, management, with advice from external and internal counsel, evaluates these contingencies in light of SFAS No. 5, "Accounting for Contingencies", and provides for losses where probable and reasonably estimable.

(c)     Government severance and indemnity plan

        The Company maintains no private pension plans for its employees but makes monthly contributions based on payroll to the government pension, social security and severance indemnity plans, and such payments are expensed as incurred. The Company is required to contribute 8.5% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Under Brazilian law, the Company is also required to pay termination benefits to employees dismissed without just cause. The amount of the benefit is calculated as 50% of the accumulated contributions made by the Company to the FGTS during the employee's period of service. The Company does not accrue for these termination payments before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Terminations occur in the ordinary course of business and are not material to the consolidated statement of financial condition, statement of operations or liquidity. Amounts paid to former employees on dismissal totaled U.S.$ 11,527, U.S.$ 11,293 and U.S.$ 14,467 for the years ended December 31, 2003, 2002 and 2001, respectively.

(d)     Restricted escrow deposits

        The Company is contesting the payment of certain taxes, contributions and labor related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions. Deposits that relate to taxes contested for which the Company has received favorable rulings or for which loss is not considered probable, in the amount of U.S.$ 3,774 and U.S.$ 2,636 at December 31, 2003 and 2002, respectively, have no offsetting provisions. The remaining restricted deposits are related to the Accrued liability for legal proceedings, which is sufficient to meet probable and reasonably estimable losses from such deposits in the event of unfavorable rulings. Although there can be no assurance that the Company will prevail in every case, management does not believe that the ultimate disposition of these matters will have a material effect on its financial condition or results of operation.

(e)     Profit sharing plan

        The Company's charter authorizes the use of a profit sharing plan for management and employees, which has not been formally implemented.

(f)     Possible losses

        The Company has other possible (unprovided) contingencies, based on the reports of legal advisors, amounting to U.S.$ 11,075.


18      Related Party Balances and Transactions

        Leases - The Company currently leases properties from certain shareholders and their immediate families. Aggregate payments in 2003 under these operating leases were U.S.$ 4,905 (2002 - U.S.$ 4,610 and 2001 - U.S.$ 5,284).

        In November 2000, the Casino Group subscribed 41,962 convertible debentures issued by the Company. The amount of U.S.$ 11,922 is recorded in long-term debt (2002 - U.S.$ 13,686). Interest expense related to these debentures was U.S.$ 2,136, U.S.$ 2,180 and U.S.$ 1,582 in 2003,
        2002 and 2001, respectively.


19      Major Non-cash Transactions

        In 2003, the Company acquired equipment under capital lease agreements in the amount of U.S.$ 7,752 (2002 - U.S.$ 13,075 and 2001 - U.S.$
        8,275).

        The capital subscription in 2001 was made through the capitalization of U.S.$ 30,264 (U.S.$ 8,505 subscribed for preferred shares and U.S.$ 21,759 for common shares) relating to part of the interest attributed to equity which had been recorded as an obligation at December 31, 2000.

        The conversions of debentures into share capital are non-cash transactions (Note 13(ii)).

        Companhia Brasileira de Distribuicao

        Notes to the Consolidated Financial Statements
        Expressed in thousands of U.S. dollars, unless otherwise stated
        ------------------------------------------------------------------------


20      Subsequent events

        On December 3, 2003, Sendas S.A. and the Company signed a Letter of Intent with a view to merging the operating activities of the two chains in the State of Rio de Janeiro, as from February 2004. A new company will be formed with equally divided voting rights.



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


                                   COMPANHIA BRASILEIRA DE DISTRIBUICAO


                                   By:      /s/ Augusto Marques da Cruz Filho
                                            -----------------------------------
                                            Name:  Augusto Marques da Cruz Filho
                                            Title:  Chief Executive Officer




                                   By:      /s/ Fernando Queiroz Tracanella
                                            -----------------------------------
                                            Name:  Fernando Queiroz Tracanella
                                            Title:  Investor Relations Officer
Dated:  June 21, 2004

                                  Exhibit Index

      Exhibit Number                            Description

1.1         Unofficial translation of our Estatuto Social (by-laws), as amended
4.(b)(2) Shareholders' Agreement dated January 29, 2004, among us, Sendas S.A., Se Supermercados Ltda., Novasoc Comercial Ltda., Sendas Distribuidora S.A., Athur Antonio Sendas, Sendas Empreendimentos e Participacoes Ltda., Pao de Acucar S.A. Industria e Comercio, Peninsula Participacoes Ltda., Nova Peninsula Participacoes S.A. and Abilio dos Santos Diniz
11.1        Unofficial translation of our Code of Ethics and Annex.
12.1        Section 906 Certification of Chief Executive Officer
12.2        Section 906 Certification of Chief Financial Officer
13.1        Section 302 Certification of Chief Executive Officer
13.2        Section 302 Certification of Chief Financial Officer