Form 20-F
period 2004-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2005-09-15
CIK 1038572

SECURITIES AND EXCHANGE COMMISSION
 FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(A) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-14626

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact Name of Registrant as Specified in its Charter)
Brazilian Distribution Company
(Translation of Registrant’s Name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation)

Avenida Brigadeiro Luiz Antonio, no. 3,142
01402-901 São Paulo, SP, Brazil
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class;	Name of Each Exchange on Which Registered:
Preferred Shares, without par value*	New York Stock Exchange**
American Depositary Shares (as evidenced by	New York Stock Exchange
American Depositary Receipts), each
Representing 1,000 shares of Preferred Shares
_____________________________
*The Preferred Shares are non-voting, except under limited circumstances.
**Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

     The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO as of December 31, 2004 was:

63,470,811,399	Common Shares, no par value per share
50,051,428,034	Preferred Shares, no par value per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17            Item 18

2

INTRODUCTION

     All references in this annual report (i) to “CBD,” “we,” “us” ,“our” or “Company” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, (ii) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) to “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, in each case without par value. All references to “ADSs” are to American depositary shares, each representing 1,000 preferred shares. All references herein to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

     At September 8, 2005, the commercial market rate for purchasing U.S. dollars was R$2.3198 to US$1.00.

     We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

  Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as the Brazilian Corporation Law;

  the rules and regulations of the Brazilian Securities Commission, or “Comissão de Valores Mobiliários”, or CVM; and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (“Instituto dos Auditores Independentes do Brasil” or IBRACON).

     For the years ended December 31, 2003 and 2002, we had prepared consolidated financial statements for Companhia Brasileira de Distribuição using the U.S. dollar as the reporting currency and in accordance with U.S. GAAP, under Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation”, which we filed with the United States Securities and Exchange Commission (SEC) on June 21, 2004. However, since that time we have changed the format of the primary financial statements which are now being presented and prepared in Brazilian reais and in accordance with Brazilian GAAP. This change was made to better facilitate the understanding of our financial information and to provide uniform information to our foreign and local investors. These financial statements prepared in accordance with Brazilian GAAP include a reconciliation to U.S. GAAP.

     Brazilian GAAP differs in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For more information about the differences between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 21 to our consolidated financial statements. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in “Item 3D – Key Information – Risk Factors,” “Item 4B – Information on the Company – Business Overview” and “Item 5 – Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

  our ability to sustain or improve our performance,

  competition in the Brazilian retail food industry,

  government regulation and tax matters,

  adverse legal or regulatory disputes or proceedings,

  credit and other risks of lending and investment activities,

  changes in regional, national and international business and economic conditions and inflation, and other risk factors as set forth under “Item 3D – Key Information – Risk Factors.”

     The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     3A. Selected Financial Data

     The following table presents our selected financial data as of the dates and for each of the periods indicated. The selected financial data at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been derived from our consolidated financial statements included in this annual report. The selected financial information at December 31, 2002, 2001 and 2000 and for each of the two years ended December 31, 2001 have been derived from our consolidated financial statements prepared under Brazilian GAAP that are not included elsewhere in this annual report.

     Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 21 to our audited consolidated financial statements included in this annual report.

	At and for the Year Ended December 31,

	2004	2003	2002	2001	2000

	(millions of reais, except share, per share and per
	ADS amounts)
Statement of operations data
Brazilian GAAP:
Net sales revenue	$12,565.0	$10,806.4	$9,454.7	$8,054.9	$7,630.0
Cost of sales	(8,891.5)	(7,764.3)	(6,809.6)	(5,807.7)	(5,528.6)
Gross profit	3,673.5	3,042.1	2,645.1	2,247.2	2,101.4
Selling, general and administrative expenses	(2,690.1)	(2,183.6)	(1,935.3)	(1.655.8)	(1,572.4)
Depreciation and amortization	(489.6)	(454.3)	(413.6)	(330.8)	(209.5)
Financial income	330.3	575.3	438.7	422.4	397.8
Financial expenses	(618.3)	(760.1)	(601.7)	(419.3)	(410.2)
Equity results	5.3	(8.8)	(10.4)	3.0	--
Operating income	211.1	210.6	122.8	266.7	307.1
Non-operating income, net	80.3	5.2	4.5	1.8	8.3
Income before income taxes	291.4	215.8	127.3	268.5	315.4
Income tax (expense) benefit:
Current	(39.0)	(31.4)	(34.9)	(35.8)	(59.6)
Deferred	88.5	41.1	152.7	18.0	76.5
Employee profit sharing	(14.3)	-	-	-	-
Minority interest.	43.2
Net income	$369.8	$225.5	$245.1	$250.7	$332.3

Number of shares outstanding at year end (in
thousands):
Preferred shares	50,051,428	49,971,428	49,715,328	49,590,328	44,513,279
Common shares	63,470,811	63,470,811	63,470,811	63,470,811	62,858,755

Net income per thousand shares at year end (1)	3.26	1.99	2.17	2.22	3.09

Net income per ADS at year end (1)	3.26	1.99	2.17	2.22	3.09

U.S. GAAP:
Net income (5)	488.9	293.2	93.8	260.0	239.7

Basic earnings per 1,000 shares (1) (2) (5)
Preferred	4.54	2.73	0.83	2.36	2.37
Common	4.13	2.48	0.83	2.36	2.37
Diluted earnings per 1,000 shares (1) (2) (5)
Preferred	4.53	2.72	0.83	2.34	2.35
Common	4.12	2.48	0.83	2.34	2.35

Basic earnings per ADS (1) (5)	4.54	2.73	0.83	2.36	2.37
Diluted earnings per ADS (1) (5)	4.53	2.72	0.83	2.34	2.35

Weighted average number of shares
outstanding (in thousands)
Preferred	50,032,630	49,725,151	49,596,794	46,912,582	38,095,701
Common	63,470,811	63,470,811	63,470,811	63,168,975	62,858,755
Total	113,503,441	113,195,962	113,067,605	110,081,557	100,954,456

Dividends declared and interest on shareholders’
equity per 1,000 shares (2) (3) (4)
Preferred	1.33	0.53	0.55	--	1.93
Common	1.21	0.53	0.55	--	1.93
Dividends declared and interest on shareholders’
equity per ADS (2) (3)
(4)	1.33	0.53	0.55	--	1.93

Balance sheet data
Brazilian GAAP:
Cash and cash equivalents	$1,105.5	$981.9	$1,135.2	$ 1,048.1	$ 892.1
Property and equipment, net	4,425.4	3,986.0	3,741.5	3,006.4	2,645.9
Total assets	10,422.9	8,939.9	9,187.7	7,281.1	6,691.1
Short-term loans and financing (including current
portion of long-term loans and financing and debentures)	1,304.3	1,387.7	1,566.1	1,254.6	881.2
Long-term loans and financing (including
debentures)	1,400.5	1,081.1	1,349.7	858.2	785.0
Shareholders’ equity	4,051.0	3,768.4	3,592.0	3,403.9	2,962.6
Capital stock	$3,509.4	$ 3,157.2	$ 2,749.8	$ 2,252.4	$ 2,001.0

	At and for the Year Ended December 31,

	2004	2003	2002	2001	2000

		(millions of reais, except share, per share and per
			ADS amounts)
U.S. GAAP:
Total assets (5)	9,396.4	9,159.3	8,968.7	7,141.3	6,526.9
Shareholders’ equity (5)	3,922.5	3,573.6	3,330.4	3,292.2	2,776.7

Other financial information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	673.5	1,103.1	629.2	429.0	326.7
Investing activities	(416.9)	(627.1)	(984.0)	(685.2)	(1,316.3)
Financing activities	(133.0)	(629.3)	441.9	412.3	621.2
Capital expenditures	(559.4)	(541.7)	(984.3)	(656.8)	(1,157.1)
________________________________________
(1)	Net income per 1,000 shares or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings per 1,000 shares or ADS under U.S. GAAP is based on the weighted average number of shares outstanding during each period.
(2)	Beginning in 2003, each preferred share shall receive a dividend 10% higher than the dividend paid to each common share. Both preferred and common shares effectively participate equally in earnings in 2002, 2001 and 2000. See “Item 8A – Financial Information – Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends.”
(3)	In accordance with Brazilian corporate law, we can distribute a notional, tax-deductible interest charge attributable to shareholders’ equity as an alternative form of payment to shareholders. A dividend of R$0.75 per 1,000 preferred shares and R$0.83 per 1,000 common shares was approved and declared at our general shareholders’ meeting held on April 29, 2005 and was paid on June 22, 2005.
(4)	Dividends declared and interest on shareholders’ equity per 1,000 preferred shares, per 1,000 common shares and per ADS, was US$ 0.50, US$0.46 and US$0.50, respectively, translated using the exchange rate at December 31, 2004 of R$2.6544 per US$1.00.
(5)	The U.S. GAAP financial information was restated to correct the accounting treatment for cash considerations received from vendors in 2003 and amortization of leasehold improvements in 2003, 2002 and 2001 (see Note 21(i) and Note 21(b)(ii) to our consolidated financial statements).

	At and for the Year Ended December 31,

	2004	2003	2002	2001	2000

Operating Data
Employees at end of period (1)	63,484	55,557	57,898	52,060	50,106
Total square meters of selling area at end of period	1,144,749	982,701	979,723	866,280	815,291
Number of stores at end of period:
Pão de Açúcar	196	208	188	176	186
CompreBem (2)	165	172	148	150	111
Extra	72	62	60	55	53
Extra Eletro	55	55	54	62	66
Sendas(3)	63	--	--	--	--
Sé and CompreBem (6)	--	--	50	--	--

Total number of stores at end of period	551	497	500	443	416
Net sales revenues per employee (7)(8):
Pão de Açúcar	$ 214,883	$ 198,342	$ 192,826	$ 184,273	$ 181,729
CompreBem (2)	224,435	206,737	191,149	126,746	197,258
Extra	273,659	264,315	239,933	219,796	222,399
Extra Eletro	380,098	371,991	286,692	286,291	262,079
Sendas (3)	150,098	--	--	--	--
Sé and CompreBem (6)	--	--	70,148	--	--
Total net sales revenues per employee	$ 234,423	$ 230,156	$ 199,160	$ 190,585	$ 205,710
Net sales revenues by store format (4):
Pão de Açúcar	$ 3,315	$ 3,435	$ 2,800	$ 2,644	$ 2,446
CompreBem (2)	2,016	1,921	1,527	1,107	1,043
Extra	5,996	5,195	4,423	3,926	3,736
Extra Eletro	240	255	327	378	405
Sendas (3)	998	--	--	--	--
Sé and CompreBem (6)	--	--	378	--	--
Total net sales	$ 12,565	$10,806	$9,455	$ 8,055	$ 7,630
Average monthly net sales revenue per square meter (5)(7):
Pão de Açúcar	$ 1,033.8	$ 1,075.1	$ 1,068.5	$ 994.7	$ 975.0
CompreBem (2)	834.3	846.1	744.7	532.9	719.5
Extra	951.9	946.4	851.7	795.6	841.2
Extra Eletro	559.2	621.5	703.6	766.1	823.4
Sendas (3)	745.3	--	--	--	--
Sé and CompreBem (6)	--	--	317.8	--	--
CBD average monthly net sales revenue per square meter	$ 917.8	$ 950.8	$ 820.8	$ 792.5	$ 858.1
Average ticket amount (7):
Pão de Açúcar	$ 19.2	$ 19.2	$ 18.5	$ 17.4	$ 17.0
CompreBem (2)	14.9	15.0	13.8	12.1	12.1
Extra	39.1	39.6	37.2	35.9	37.2
Extra Eletro	261.9	279.4	268.9	236.1	226.6
Sendas (3)	18.0	--	--	--	--
Sé and CompreBem (6)	--	--	16.0	--	--
CBD average ticket amount	$ 24.3	$ 24.6	$ 23.3	$ 22.8	$ 23.0
Average number of tickets per month:
Pão de Açúcar	14,356,288	14,882,404	12,590,382	12,646,836	11,999,308
CompreBem (2)	11,284,705	10,694,314	9,206,964	7,600,350	7,178,567
Extra	12,779,828	10,939,529	9,911,953	9,106,790	8,359,188
Extra Eletro	76,366	76,068	101,326	133,445	148,940
Sendas (3)	4,619,534	--	--	--	--
Sé and CompreBem (6)	--	--	1,970,602	--	--
CBD average number of tickets per month	43,116,721	36,592,315	33,781,227	29,487,421	27,686,003
________________________________________
(1)	Based on the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the final month of each period presented by 220 hours.
(2)	Formerly named CompreBem Barateiro.
(3)	Represented by supermarket stores from Sendas store formats which excludes hypermarkets from Extra division, supermarkets from Pão de Açúcar and CompreBem divisions, in the State of Rio de Janeiro.
(4)	In millions of reais.
(5)	Calculated using the average of square meters of selling area on the last day of each of the months in the period; in reais.
(6)	These stores were converted into one of our formats during 2003.
(7)	In reais.
(8)	Based on the average of the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees at the end of each month by 220 hours.

Exchange Rates

     Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, were carried out on the commercial market at the applicable commercial market rate. Purchases and sales of foreign currencies in the commercial market could be carried out only through a Brazilian bank authorized to buy and sell currency in that market. The floating market rate applied to certain transactions to which the commercial market rate did not apply, including the sale of Brazilian currency to tourists and remittances related to banking guarantees and payments in connection with the provision of technical services. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods.

     Since February 1, 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates. Since February 1, 1999, the floating market rate had been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band had been eliminated. On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination of “exchange market”, effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the legality of the transaction, subject only to certain regulatory procedures.

     Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar in 2003 and 2004. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise.

     On January 15, 1999, the Central Bank allowed the exchange rate of the real to float. Since January 1, 2000 and through December 31, 2004, the U.S. dollar appreciated by 48.4% against the real, and as of December 31, 2004, the commercial market rate for purchasing U.S. dollars was R$2.654 to US$1.00. In the first three months of 2005, the real depreciated by 0.4% to R$2.666 to US$1.00 at March 31, 2005, and as of June 30, 2005, the commercial market rate for purchasing U.S. dollars was R$ 2.3504 to US$1.00, an appreciation of 11.8% since March 31, 2005. We cannot assure you that the real will not devalue substantially in the near future. See “Item 5A – Operating and Financial Review and Prospects – Operating Results – Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar – Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations.”

     The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00

Year	Low	High	Average (1)	Year-End

2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
________________________________________
Source: Central Bank

(1)    Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Exchange Rate of Brazilian Currency per US$1.00

	Low	High

March 2005	2.6011	2.7621
April 2005	2.5195	2.6598
May 2005	2.3784	2.5146
June 2005	2.3504	2.4891
July 2005	2.3304	2.4656
August 2005	2.2767	2.4316
________________________________________
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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations and prospects may be adversely affected by changes in government policies, as well as general economic factors including:

  currency fluctuations;

  inflation;

  price instability;

  energy policy;

  interest rate increases;

  liquidity of domestic capital and lending markets;

  changes in tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs.

     In recent months, government figures, legislators and political party officials, especially those of the President's party, have been the subject of variety of allegations of unethical or illegal conduct. These accusations, which are currently being investigated by the Brazilian Congress, involve campaign financing and election law violations, influencing of government officials and Congressmen in exchange for political support and other allegedly corrupt behavior. Several members of the President's party and of the federal government, including the President's chief of staff, have resigned. We cannot predict what effects these accusations and investigations may have on the Brazilian economy and the market for securities of Brazilian issuers.

     Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, which may adversely affect our business.

     Brazil has in the past experienced high rates of inflation. More recently, Brazil’s annual rate of inflation was 9.9% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004 (as measured by Índice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

     Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect the Brazilian securities market and could lower the market value of the preferred shares and the ADSs.

     The Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. See “Item 3A – Selected Financial Data – Exchange Rates” for more information on exchange rates.

     The real devalued against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real devalued against the U.S. dollar by 34.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown; in 2003 the appreciation of the real relative to the U.S. dollar totaled 22.3% . In 2004, the real appreciated against U.S. dollar by 8.8% .

     No assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. Further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs. Further devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They may curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies.

     The perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our preferred shares and the ADSs.

     As a general rule, international investors consider Brazil to be an emerging market economy. Consequently, economic conditions and the market for securities of emerging market countries, especially those located in Latin America, influence investors’ perceptions of Brazil and their evaluation of Brazilian companies’ securities.

     Since the end of 1997, economic problems in various emerging market countries have resulted in investors’ perception of greater risk from investments in emerging markets. During periods of investor concern, Brazil has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets. The prices of Brazilian securities have been significantly negatively affected.

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

     The retail food industry in Brazil is highly competitive. We face intense competition from small food retailers that often can benefit from inefficiencies in the Brazilian tax collection system. These small food retailers also frequently have access to merchandise from irregular and informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector. In addition, in our markets, and particularly in the São Paulo City area, we compete with a number of large multinational retail food and general merchandise chains, as well as local supermarkets and independent grocery stores. Some of these international competitors have access to a broader range of financial resources than we have.

     Our company is co-controlled by two groups of shareholders.

     The Diniz group and the Casino group share our control through a holding company that owns 65.6% of our voting shares. This holding company is referred to herein also as the Holding Company. See “Item 4 - Information on the Company - History and Development of the Company – Co-Control by the Diniz Family and Casino.” Consequently, our two indirect co-controlling shareholders have the power to control our company, including the power to:

  appoint the members to our board of directors, who, in turn, name our executive officers,

  determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, and transfer control.

     Although Mr. Abilio Diniz will remain Chairman of both the Holding Company and us for several years, and will retain decision-making powers in the ordinary course of business, the co-control of our company could result in deadlocks with respect to certain important issues. For other information on shared decision-making, see “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders’ Transactions.”

     We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Neither the Casino group nor the Diniz group can enter into related-party transactions with us without the approval of the other.

Risks Relating to the Preferred Shares and ADSs

     If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

      The Brazilian custodian for the preferred shares must register with the Central Bank of Brazil to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10D – Additional Information – Exchange Controls.”

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

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the BOVESPA as of December 31, 2004. The top ten stocks in terms of trading volume accounted for approximately 56%, 53% and 45% of all shares traded on the BOVESPA in 2002, 2003 and 2004, respectively.

     Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs or our preferred shares.

     According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs or our preferred shares, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs or our preferred shares by a non-resident of Brazil to another non-resident of Brazil. We are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs or our preferred shares between non-residents could ultimately prevail in the courts of Brazil.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

     We were incorporated in Brazil under the Brazilian corporate law on November 10, 1981 as Companhia Brasileira de Distribuição. Our principal executive offices are located at Avenida Brigadeiro Luiz Antonio, no. 3,142, CEP 01402-901 São Paulo, SP, Brazil (telephone: 55-11-3886-0421). Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

     We have been a pioneer in the Brazilian retail food industry, opening our first store, a pastry shop, in 1948 in São Paulo City under the name Pão de Açúcar. We established one of the first supermarket chains in Brazil, opening our first supermarket in 1959, and opened the first hypermarket in Brazil in 1971.

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

     From 2000 through 2004 we invested approximately R$450.6 million in technology, or about 13.0% of our total investments in the last five years. We also implemented projects designed to improve operational logistics and margins. In 1997, we began substituting our stores’ autonomous operating model for a more centralized system under which the responsibility for purchases was transferred to our commercial division. Our distribution and other administrative functions were also centralized to obtain economies of scale. These changes strengthened our negotiating position with suppliers with respect to prices and payment terms. In 2001, we finished implementing our new category management system, under which our commercial division became responsible solely for purchases in order to maximize bargaining power. However, we transferred category management decisions, which relate to the pricing and mix of products, to each of our banners, as they are in a better position to make these determinations for their particular target customers. We have also sought to gain efficiencies through improvements in our supply chain, in an effort to decrease stock-outs, breakage and shrinkage, and packaging and labor costs, as well as to increase product turn.

     Since 2000, we have acquired a total of 230 stores. When entering new markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have historically opened new stores. We have tried to maintain a balance between acquisitions and organic growth. Since 2000, we have also opened 68 new stores. Historically, our organic growth and smaller acquisitions have generally been funded from our cash flow from operations, and larger acquisition opportunities have required external funding or capital increases. We expect to fund future organic growth from our cash flow from operations. Our aggregate sales area has increased by 40.4% since 2000 as a result of our acquisitions and our opening of new stores.

     Also in response to the increased levels of income resulting with the introduction of the real, we realized in 1998 that in order to take full advantage of Brazil’s economic growth, we needed to adjust the format of our stores according to the expectations and needs of different segments of the population. We refocused the Pão de Açúcar format to cater specifically to the high-income classes and sought to target lower income classes with a cost-oriented format, Barateiro, which we acquired in 1998. The acquisition of the Barateiro chain represented a decisive step in carrying out our market segmentation plans. Our diversity of formats allows us to reclassify stores to a more appropriate format within a market from time to time. Some Pão de Açúcar stores, particularly in the state of São Paulo, were converted into the Barateiro, currently named as CompreBem, format in 2001, as average income levels dropped in neighborhoods of these stores’ original locations.

     In June 2002, we acquired the Sé Supermercados chain of supermarkets, which, at the time of acquisition, was the seventh largest chain by sales in Brazil. All of the 60 Sé stores were located in the state of São Paulo.

     Also in 2002, as part of our effort to increase sales of our Barateiro stores, we launched a new store format known as CompreBem Barateiro in certain regions of Brazil. This format, which responded to market research from the target Barateiro audience, focused not only on reduced costs, but also on personal service, organization and increased customer relations. Under the new model, the stores offer new layouts, more modern equipment and a more pleasant shopping environment with a variety of services. In addition, the CompreBem Barateiro format emphasized the importance of family and community connection, sponsoring community outreach activities such as local artwork competitions and showcase of neighborhood children’s artwork in the stores. Due to the great consumer acceptance of this new format, which was evidenced by the performance of CompreBem Barateiro stores as compared to Barateiro ones, we have converted the Barateiro stores into CompreBem stores.

The Sendas Strategic Partnership

     In December 2003, we signed a letter of intent to enter into an association with Sendas S.A., or Sendas. The association was named Sendas Distribuidora S.A., or Sendas Distribuidora, and became operational in February 2004. Currently, Sendas Distribuidora’s voting stock is held 50% by us and 50% by Sendas, and we are responsible for the management of the company. See “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – The Sendas Association.” Sendas has been operating in the Brazilian retail market for 43 years, operating exclusively in the state of Rio de Janeiro, through a network of 68 multiformat stores comprised of 6 hypermarkets and 62 supermarkets. We already operated 38 stores in the state of Rio de Janeiro, comprised of 9 hypermarkets and 29 supermarkets, the association with Sendas was an important strategic step towards growth and leadership consolidation in the Brazilian market. Currently, Sendas Distribuidora has a total of 108 stores due to the opening of 2 new stores and some conversions. Besides the strong regional appeal achieved by the Sendas brand in Rio de Janeiro, Sendas Distribuidora is enjoying the benefits from the synergy with our corporate operations. Furthermore, this association is helping us to increase our presence in other business including gas stations (Sendas already had 8 in February 2004) and drugstores (Sendas already had 32 in February 2004).

The AIG Group association

     In order to reduce net indebtedness and strengthen the capital structure of Sendas Distribuidora, on November 30, 2004, Sendas, CBD and investment funds of the AIG Group - AIG entered into an agreement through which AIG invested R$135.7 million (equivalent to US$ 50 million) in Sendas Distribuidora, through the acquisition of 157,082,802 Class B preferred shares and 2,000 Class A common shares, issued by Sendas Distribuidora, representing 14.86% of its capital.

     Pursuant to the agreement, CBD and AIG mutually grant reciprocal call and sale options for shares acquired by AIG from Sendas Distribuidora, which may be exercised within 4 years. Upon the exercise of these options, the shares of Sendas Distribuidora purchased by AIG would represent a credit, valued pursuant to a formula based on multiples of EBITDA of Sendas Distribuidora less its net debt, held by AIG against CBD, which would be used to subscribe up to three billion preferred shares issued by CBD that will be created in a future capital increase. Any excess of the credit above the three billion shares issued by CBD would be paid in cash. The price of the future issuance of preferred shares issued by CBD will be set based on market value at the time of issuance. The capital increase will also allow CBD shareholders to exercise preemptive rights with respect to preferred shares.

The Itaú CBD association

     On October 27, 2004, we entered into a partnership agreement with Banco Itaú Holding Financeira, or Itaú Holding, to establish a new financial institution named Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). FIC service desks in our stores have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit and insurance. The implementation of FIC financial services in the CBD stores will be concluded in three years. We and Itaú Holding each indirectly hold 50% of FIC’s capital stock. However, Itaú Holding is responsible for the management of the company, being entitled to appoint most of the company’s officers.

Co-Control by the Diniz Family and Casino

     On May 3, 2005, the Diniz group (consisting of our shareholders Mr. Abilio Diniz, Península Participações Ltda., or Península, and the other members of the Diniz family that control Península) and the Casino group executed a Joint Venture Agreement, which set forth a series of transactions that resulted in equal co-control by the

Casino group, on the one hand, and the Diniz group, on the other, over both CBD and a Holding Company that controls CBD. On June 22, 2005, a Holding Company Shareholders’ Agreement and a new CBD Shareholders’ Agreement were entered into, superseding the 1999 shareholders’ agreement between the groups. See “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders' Transactions.” Financial settlement of the transaction occurred on July 8, 2005.

     The Casino group and the Diniz group contributed 2.2 billion and 30.5 billion CBD common shares, respectively, to the Holding Company. The Holding Company owns 65.6% of the voting shares of CBD, which represents 28.8% of our share capital. The Casino group owns 50% of the common shares and 68.8% of the total share capital of the Holding Company.

     The Casino group has made cash payments to the Diniz group of US$ 200 million (which may be reinvested in an equity interest in the Casino group) and R$1 billion (which will be used to purchase 60 real estate properties from CBD, as described below). The Casino group transferred 12.5 billion preferred shares of CBD to the Diniz group. The Casino group also exchanged with the Diniz group 1.3 billion preferred shares of CBD for 1.3 billion common shares of CBD.

     As of June 14, 2005, CVM has sent a letter to us (i.e. OFÍCIO/CVM/SRE/SEP/Nº 1005/2005) whereby it requested the acquirer of our shares under the terms of the Joint Venture Agreement to make a mandatory tender offer to the minority holders of our common shares, based on CVM’s understanding that implementation of the transaction detailed in the Joint Venture Agreement would represent a transfer of our corporate control. On June 28, 2005, we filed a petition before CVM (i) requesting its respective technical areas (Superintendências de Registro de Valores Mobiliários e de Relações com Empresas) to reconsider their decision dated as of June 14, 2005; or, (ii) in case of rejection of such motion, submitting an appeal from such decision before the CVM’s Board (i.e. Colegiado), in accordance with the terms of applicable regulation. Such petition was not reconsidered by CVM technical areas and is currently under CVM’s Board (i.e. Colegiado) analysis. As of June 29, 2005, in order to clarify the provisions of the OFÍCIO/CVM/SRE/SEP/Nº 1005/2005, CVM has sent a new letter to us (i.e. OFÍCIO/CVM/SRE/Nº 1142/2005) whereby it confirmed that such mandatory tender offer shall be directed to the minority holders of our common shares representing the free float at the date of liquidation of such tender offer.

Co-Control

     Control of CBD is in the form of equal representation of the two shareholding groups on the boards of the Holding Company and of CBD. Abilio Diniz will act as Chairman of the Holding Company for at least the first seven years of the joint venture. All corporate actions of the Holding Company require unanimity, except that certain issues, including those pertaining to the Chairmanship, quorum, and dividend policy, are governed by the Holding Company Shareholders’ Agreement.

     The CBD board of directors is now composed of five Casino group representatives, five Diniz group representatives and four independent directors, jointly appointed by the Casino group and the Diniz group. Abilio Diniz will continue to act as Chairman of the board of directors of CBD. A unanimous vote of a quorum of the board of directors, not including the independent directors, is required in matters involving a conflict of interest with Abilio Diniz. Specified matters, including those with respect to quorum, certain investments, and certain issuances of debt, are governed by the Holding Company Shareholders’ Agreement. Our Chief Executive Officer will be jointly selected by the Diniz group and the Casino group out of a list of three candidates submitted to our board of directors by Abilio Diniz.

     The Diniz group has agreed to lock up its stake in the Holding Company for the first nine years following the closing of the transaction. Similarly, the Casino group has agreed to a lock up of its stake for 18 months following the closing of the transaction. At the end of these lock-up periods, the other Holding Company shareholder will generally have a right of first refusal to buy the stake, if it is offered for sale.

     The Holding Company Shareholders’ Agreement provides that beginning in 2012, Casino may appoint the Chairman of the board of the Holding Company who could be someone other than Abilio Diniz or his designee. In the case of Casino’s exercise of its right to appoint a Chairman, the shareholder agreement provides for put and call mechanisms that, if used, would change the voting control of the Holding Company. In particular, such exercise would result in reduced corporate governance rights for Abilio Diniz and the Diniz group. In addition, the Diniz group may cause the Casino group to purchase a direct equity interest in the Holding Company representing

500,000,000 shares of CBD, and thereafter during a period of eight years to cause the Casino group to purchase the remaining block of shares owned by the Diniz group. If these put rights are not exercised by the Diniz group, Casino has a share call that would be sufficient to transfer share voting control. See “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders' Transactions.”

Associated real estate transactions

     The real estate and buildings holding 60 stores and associated commercial malls (28 Extra hypermarkets, 7 CompreBem and 25 Pão de Açúcar supermarkets) with gross sales of around R$5 billion (or approximately 30.5% of our total sales) will be transferred to a real estate company owned by the Diniz group. These properties will be transferred at their fair value, which is estimated at R$1,029 million. An appraisal by independent experts with international reputations has confirmed that the net book value of these properties is equivalent to their fair market value. CBD and the real estate company will enter into long-term lease agreements in accordance with Brazilian market terms. In particular, rents will amount to 2% of gross sales, and the term of the leases will be for approximately 20 years, with possible renewal options.

     The ultimate use of the proceeds from the transfer of real estate store assets will be to reduce CBD’s debt and will also enhance its ability to fund its growth.

     The transfer of the real estate properties mentioned above will occur 120 days after the implementation of the Joint Venture Agreement. During this period, the Casino group and the Diniz group may mutually agree to implement the transfer using a different structure but on the same economic and oversight terms as set forth above. Notwithstanding the foregoing, we have already received funds totaling approximately R$1,029 million.

Tax impacts of the transactions

     Following completion of the transaction, the parties have agreed that Casino will contribute to CBD the acquisition goodwill generated by the Casino group as a result of its acquisitions of CBD shares, as contemplated by CVM regulations. In return, the Casino group will be entitled to receive the economic benefits of new CBD preferred shares without additional payment, to the extent that the goodwill is utilized to generate tax credits for CBD.

Casino’s call option for 2.5% of share capital

     Abilio Diniz and a relative have granted the Casino group a call option for a period of three years on 2.8 billion of CBD common shares at an exercise price of US$ 28 per thousand common shares. The exercise of this option by the Casino group would not affect Casino’s equal control with the Diniz group of the Holding Company. See “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders.”

     4B. Business Overview

The Brazilian Retail Food Sector

     The Brazilian retail food sector represented approximately 5.5% of Brazil’s GDP in 2004. According to ABRAS (Brazil’s supermarket association), the food retail sector in Brazil had gross revenues of R$ 97.7 billion in 2004, a 9.4% increase over 2003. The Brazilian retail food sector is highly fragmented. However, despite the consolidation within the Brazilian retail food industry, the five largest supermarket chains have accounted for an estimated 40.2 % of the retail food sector in 2004, down from 40.8% in 2000. We believe this consolidation will continue, and this is expected to favor large food retailers, such as us, that can take advantage of better economies of scale in the provision of services, implementation of cost-cutting and efficiency measures, and sourcing from suppliers. According to ABRAS, our gross sales represented 15.8% of the gross sales of the entire retail food sector in 2004.

     Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket 30 years ago. In recent years, international chains such as Wal-Mart and Sonae have also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In 2004, foreign retailers in Brazil accounted for an estimated 23.0% of the food retail industry.

     In addition to the organized retail food sector, the Brazilian retail food sector also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

     Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels common in the United States, many western European countries such as France and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 182 million at the end of 2004, making Brazil the fifth most populous country in the world, and the population is currently growing at a rate of 1.8% per year. As approximately 78% of the population lives in urban areas, and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from economies of scale deriving from Brazil’s urban growth. São Paulo, with a population of approximately 10.8 million, and Rio de Janeiro, with a population of approximately 6.1 million, are the two largest cities in Brazil. São Paulo State has a total population in excess of 39.8 million, representing approximately 21.9% of the Brazilian population. São Paulo State is the first and Rio de Janeiro is the second largest consumer market in which we operate.

     The Brazilian retail sector is perceived as essentially growth-oriented, since retail margins are substantially more constrained compared to other business sectors. We are therefore intrinsically dependent on the growth rate of Brazil’s urban population and its segmentation in terms of income levels. While living expenses in Brazil are lower than those in North America, Western Europe and Japan, Brazilian household income levels are also substantially lower.

     The following table sets forth the different income class levels of Brazilian households, according to Ibope.

Annual Income
Class Level	(in reais)

A	Above R$56,000
B	Between R$20,000 and R$56,000
C	Between R$11,100 and R$20,000
D	Below R$11,100

     Class A households account for only 6% of the urban population, and class B households account for 9% of the urban population. Classes C and D collectively represent 85% of all urban households. In recent years, the class C and class D households have been increasing, and now have greater purchasing power. Notwithstanding the low annual income earned by class D households, studies have indicated that class D households direct approximately 31% of their available income to food purchases. As a result, retailers have become increasingly interested in targeting lower income households.

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

Our Company

     We are the largest food retailer in Brazil based on both gross revenues and number of stores. In 2004, we had a market share of approximately 15.8% in the Brazilian food retailing business according to ABRAS, with annualized gross sales of R$15.4 billion. As of December 31, 2004, we operated 551 stores throughout Brazil, of which 496 were retail food stores. Of our retail food stores, 311 are located in São Paulo State, representing 58% of our net sales revenue from our retail food stores in 2004. São Paulo State is Brazil’s largest consumer market. We are among the market leaders in the retail food stores in the cities of São Paulo, Rio de Janeiro, Brasília, Curitiba, Belo Horizonte, Salvador and Fortaleza. We operate through different store formats: Pão de Açúcar (196 supermarkets), CompreBem (165 supermarkets), Sendas (63 supermarkets), Extra (72 hypermarkets) and Extra Eletro (55 home appliance stores).

The following table sets forth the number of our stores by region, as of December 31, 2004:

				South and Southeast
		Rest of		(excluding States of São
	Greater	State of São	State of Rio	Paulo and Rio de
	São Paulo	Paulo (1)	de Janeiro	Janeiro) (2)	Northeast	Center – West

Pão de Açúcar	70	53	11	11	38	13
Extra	30	9	18	5	5	5
CompreBem	110	39	16	-	-	-
Sendas	-	-	63	-	-	-
Extra Eletro (3)	43	12	-	-	-	-
Total	253	113	108	16	43	18

(1)	The rest of the state of São Paulo consists of 39 cities, including Campinas, Ribeirão Preto and Santos.
(2)	This area comprises the states of Minas Gerais and Paraná.
(3)	Our Extra Eletro stores, which make up our home appliance format, were placed under the management of the Extra division in November 2002.

     The following table sets forth the activity in our stores during the periods presented:

	Pão de Açucar			Extra Eletro	Sendas (2)	Sé and CompreBem (1)
		CompreBem	Extra				Total

January 1, 2000	146	83	46	74	--	--	349
Opened	44	29	7	2	--	--	82
Closed	(5)	--	--	(10)	--	--	(15)
Transferred (to)/from	1	(1)	--	--	--	--	--

December 31, 2000	186	111	53	66	--	--	416

Opened	4	33	3	1	--	--	41
Closed	(5)	(4)	--	(5)	--	--	(14)
Transferred (to)/from	(9)	10	(1)	--	--	--	--

December 31, 2001	176	150	55	62	--	--	443

Opened	4	7	5	--	--	72	88
Closed	(5)	(12)	(1)	(8)	--	(5)	(31)
Transferred (to)/from	13	3	1	--	--	(17)	--

December 31, 2002	188	148	60	54	--	50	500

Opened	2	4	3	5	--	--	14
Closed	(3)	(4)	(1)	(4)	--	(5)	(17)
Transferred (to)/from	21	24	--	--	--	(45)	--

December 31, 2003	208	172	62	55	--	--	497

Opened	2	1	2	2	69	--	76
Closed	(5)	(15)	--	(2)	--	--	(22)
Transferred (to)/from	(9)	7	8	--	(6)	--	--

December 31, 2004	196	165	72	55	63	--	551

________________________________________
(1)	These stores were acquired in June 2002 and converted into one of our formats during 2002 and 2003.
(2)	One new store was opened during the year and the remaining stores (68) came from the association with Sendas S.A.

Our Competitive Strengths

     Our main competitive strengths are our different retail food store formats, our extensive network of distribution centers, our economies of scale, our prime locations in densely populated urban areas and growing provincial urban areas, and our high level of customer service.

     Different retail food store formats

     We conduct our retail food operations under three store formats, Pão de Açúcar, CompreBem-Sendas and Extra, each of which has a distinct merchandising strategy and a strong brand name. We offer a variety of formats, which enables us to effectively target different classes of consumers and thus earn their loyalty. This approach, coupled with our intimate understanding of the Brazilian consumer permits us to meet diverse customer needs without confusing consumers as to the marketing or price focus of each format. Each of our brand concepts is clearly identified in the marketplace for a combination of goods and services offered and relative consumer wealth. For example, our Pão de Açúcar format is positioned to serve the higher income classes through a combination of store location, store design and product and service offerings. Our second format, under the CompreBem and Sendas banners, is targeted to middle and lower income consumer brackets. Our third retail format, Extra, is our hypermarket format which offers the widest assortment of any of our store formats and allows us to target potential customers along the entire income spectrum. Our hypermarket division has the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil. As a result, a retailer such as an Extra store that also sells non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles is particularly convenient to a Brazilian consumer.

     Extensive network of distribution centers

     We operate distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro and Recife. Our distribution centers have a total storage capacity of 350,000 square meters of built-in area. Our management believes that our network of distribution centers is the most extensive and technologically advanced product distribution center network in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we currently plan to open in the near future. Approximately 85% of our inventory in 2004 came directly from a distribution center instead of a supplier, a substantial increase from 64% in 2000, resulting in higher bargain power with suppliers, fewer inventory shortages, lower shrinkage and improved working capital management. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are supported by sophisticated systems which other Brazilian retailers lack, including pd@net, a business-to-business technology platform which links our computer automated ordering system, our suppliers and our distribution centers to automatically replenish our inventory.

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

     Prime locations in densely populated urban areas and growing provincial urban centers

     Since we started our operations in 1959, we have been able to accumulate store locations for our Pão de Açúcar and Extra stores in prime sites that offer significant competitive advantages. Our older stores in São Paulo and Brasília are located in high traffic residential neighborhoods and, as a result, the average monthly sales per square meter in these stores is substantially higher than that of the average supermarket in Brazil. Since prime real estate in these urban areas in Brazil is scarce, new stores would be prohibitively expensive for competitors. Our recent association with Sendas in the state of Rio de Janeiro enabled us to add numerous high quality locations.

     High level of customer service

     All of our store formats offer a broad selection of quality products in a pleasant shopping environment that emphasizes customer service. We believe that our emphasis on employee training and our commitment to employee loyalty lead to higher levels of customer service which differentiates us from our competitors. We have also developed customer loyalty and recognition programs which we believe enhance our competitive position. For our Pão de Açúcar, CompreBem-Sendas and Extra formats, we offer a preferred shopping card, which customers present at checkout and which collects information on the shopping patterns of our customers and offers credit products. Based on this information, we also offer personalized discounts to our customers. We were also the first Brazilian food retailer to appoint a customer liaison to voice opinions, suggestions and complaints on behalf of customers. We have won several awards from industry associates for our innovative service such as Prêmio SM Excelência no Varejo (the excellence in retail award) given by a group of industry professionals.

     Offering of additional products and services

     In the past several years, we have begun to expand our range of complementary products and services in an effort to enhance our customer satisfaction and provide additional revenue sources. For example, with respect to the Extra hypermarket format, we have begun to provide additional services tailored to the specific needs of the division’s broad base of customers, such as gasoline stations within the parking area of Extra stores. In addition, we have successfully test marketed and are currently incorporating drugstores into our existing store formats. Our recent association with Sendas has greatly expanded our presence in both gas station and drugstore services.

     Our partnership with Itaú Holding, to exploit financial products and services at CBD’s stores, was one of the main highlights for 2004. FIC partnership allows CBD, to offer its customers a wider variety of credit products and facilities.

     The main benefits offered by FIC are: lower risk and cheaper funding, due to the presence of a strong financial partner; increase in investments and technological updating, as Itaú’s core business includes the investment in this type of activity; better quality products and higher profitability for the Company; wider products and services portfolio, such as personal credit, insurance, etc; and reduction of operating expenses.

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

     Expand our selling space

     We seek to continue our expansion plan, which is designed to maximize growth opportunities available to us and to capitalize on the economies of scale afforded large chains in the Brazilian food retail industry. We believe significant opportunities exist to profitably increase our selling space in areas in which we currently operate and in other markets currently underserved by supermarkets. Our objective is to increase our selling space by an average of 8% to each year over the next five years. This range will vary depending on the level of acquisitions during each year. In 2005, we plan to open approximately 21 stores, including 8 hypermarkets and 13 supermarkets. Most of our organic growth will be in regions where we already have a presence in order to increase our area of coverage and, as a result, to achieve greater market penetration and economies of scale. We carefully evaluate potential store sites based on market research, the ability of the relevant geographic market to support a new store at the selected site, as well as our ability to supply the site. We also evaluate a potential site’s attractiveness and the appropriate store format through analysis of demographic data covering population and income shifts, consumption patterns, traffic patterns and the proximity to one of our distribution centers. We continually explore strategic acquisition opportunities of supermarket chains or individual supermarkets for existing markets or new geographic regions to add to or substitute for new store openings. For example, our association with Sendas in the state of Rio de Janeiro resulted in the association of 68 new stores and measurably increased our presence in this market. When entering new markets, we have historically sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region and to begin operating new stores more quickly and in a more cost-efficient manner than through construction.

     Further improve efficiencies

     We continually seek to improve operating efficiencies in connection with our supply chain. We were one of the first supermarket chains in Brazil to equip its stores with a point of sale, or POS, system and utilize a computer automated ordering system that automatically replenishes our inventory. We intend to improve operating efficiencies in other stages of the supply chain, particularly product outflow, by increasing the volume of merchandise going through our distribution centers. In 2004, approximately 85% of our inventory came directly from one of our distribution centers instead of a supplier. In the past year, we combined our perishable and groceries divisions into one unit in an effort to rationalize and reduce costs and we consolidated our non-food product area and our flower division in order to achieve operating efficiency. Also, as part of our strategy, we intend to substantially increase our cross-docking capability, which should result in working capital savings and lower inventory levels. We also intend to improve handling to further decrease stock-outs, breakage and shrinkage and delivery costs. For example, we are exerting pressure on suppliers to ship their products in amounts that are less than a full pallet which we feel will result in cost savings through lower levels of spoilage.

     Improve our margins

     We have been increasing our focus on reductions and dilution of costs to improve our operating and gross margins. We regularly examine our mix of products and product brands in all of our store formats with a view to increasing sales of higher margin products, and we believe that, as total net sales increase, our negotiating position with suppliers will be further strengthened, allowing us to obtain better prices for the products we purchase. We also regularly monitor product layouts at our stores so as to use store space more efficiently, decrease inventory space and make higher margin brands more prominent. We also seek to offer more non-retail services that increase revenues but do not require incurring additional costs, such as the payment of utilities at checkout counters. We recently reevaluated and relaunched our private label product line. We believe we may offer our private label products to customers at approximately a 15% to 25% lower cost than leading brands, but at greater margins in relation to average of each category. From 2001 to 2004, our sales of private label products grew 317% and the number of items increased from 125 in 2001 to approximately 3.4 thousand in 2004.

     Offer new products and services to increase revenues and customer traffic without increasing fixed costs

     We continue to implement measures to increase revenues and customer traffic without increasing our fixed costs. We have begun to offer high-margin products such as extended warranty policies on household appliances and insurance on the payment of household appliances in the event of unemployment or death. We also offer customers the ability to pay their utility bills at checkout counters, for which we receive a fee. We also intend to continue finding alternative uses of non-sales space at our stores, such as the area in front of our checkout counters. Our FIC partnership to provide credit products and services at CBD’s stores is expected to increase customer traffic and sales. Other initiatives include the addition of commercial outlets inside some of our Extra hypermarkets which offer laundry services, gasoline stations conveniently located in the parking lots of these stores and the addition of drugstores inside the sales area. Our recent association with Sendas greatly increased our presence in certain of these non-core service and products offerings. We believe these additional features at our stores increase revenues and customer traffic without increasing fixed costs, and we intend to expand these services.

Operations

     The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2004:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues

Pão de Açúcar	Supermarkets	196	261,262	1,333	15,558	26.4%
CompreBem	Supermarkets	165	197,111	1,195	9,004	16.0%
Extra	Hypermarkets	72	537,319	7,463	22,220	47.8%
Extra Eletro	Home	55	35,892	653	605	1.9%
	appliance
	stores
Sendas	Supermarkets	63	113,165	1,796	5,790	7.9%
Head office &
distribution center	-	-	-	-	10,307	-

Total		551	1,144,749	2,078	63,484	100.0%
________________________________________
(1)	Full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the month of December 2004 by 220 hours.

     For a detailed description of net sales revenue for each of our store formats, see “Item 5A – Operating and Financial Review and Prospects – Operating Results – Certain Operating Data.”

     Pão de Açúcar Division

     The Pão de Açúcar division operates convenient neighborhood stores. Our Pão de Açúcar stores are predominantly located in large urban areas (with over one-third located in the greater São Paulo City area). We believe this to be a significant competitive advantage since available sites in those urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers, whose minimum annual household income exceeds R$20,000. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and a high level of personal service, with an average of six employees per 100 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments. Many stores offer shopping advisors to assist customers with inquiries about particular food needs, prices, special discounts and brand information. Pão de Açúcar stores also offer private label products, including the Goodlight brand of health food products.

     We had 196 Pão de Açúcar stores at December 31, 2004. The Pão de Açúcar stores range in size from 331 to 4,730 square meters and averaged 1,333 square meters of selling space at December 31, 2004. The sale of food products represented 94% and non-food products represented 6% of this division’s net sales revenue in 2004. Pão de Açúcar customers can also make purchases on-line through paodeacucar.com.br, the Pão de Açúcar website. This site is available to customers in the cities of São Paulo, Rio de Janeiro, Brasília and Curitiba.

     Our Pão de Açúcar Mais card, the first preferred shopper/fidelity card in the Brazilian retail industry, is an important instrument that allows us to respond better to consumer needs. The presentation of this card by the consumer at the moment of purchase allows us to collect valuable information regarding that consumer’s shopping habits. The information eventually assists us in the selection of merchandise for these stores and in the creation of customer-specific sales promotions. We offer client-specific discounts at the moment of purchase in order to promote customer loyalty and offer customers certain credit products of a third-party financial institution.

     CompreBem Division

     The CompreBem supermarkets offer competitive prices and essential services. CompreBem stores target the Brazilian class C and class D household consumers, whose annual household income is less than R$20,000 and which collectively make up approximately 85% of all urban households. Accordingly, CompreBem stores are located in lower-income neighborhoods compared to Pão de Açúcar stores. Generally, CompreBem stores offer more competitively priced products than Pão de Açúcar stores. In addition, these stores are characterized by a lower level of personal service than Pão de Açúcar stores, with an average of 4.1 employees per 100 square meters of store space.

     We have a private label preferred shopper/fidelity card, the Clube CompreBem card, which is currently used by more than 701,000 customers. This card, in addition to assisting us in the collection of consumer shopping data, allows us to offer customers credit products.

     We currently offer approximately 500 private label items. We strive to offer products with the same quality as leading brands, but at a 20% to 25% lower price.

     We had 165 stores under the CompreBem banner at December 31, 2004. CompreBem’s stores range in size from 300 to 5,092 square meters and averaged 1,195 square meters of selling space at December 31, 2004. In 2004, non-food items accounted for approximately 5% and food items accounted for approximately 95% of net sales revenue of the CompreBem division.

     Sendas

     The Sendas communications strategy will be aligned to the CompreBem format and developed by the same agency. However, emphasis will be placed on the regional characteristics of the Rio de Janeiro market, such as a strong presence on television. Another goal will be the revitalization of the banner’s image as a prestigious brand that celebrated its 45th anniversary in second quarter of 2005.

     Sendas ended 2004 with 63 stores and gross sales amounting to R$1.16 billion. Its focus was on the profitability of the business and its brand repositioning in the state of Rio de Janeiro, and the resulting revitalization of the banner’s image among consumers.

     Because they belong to the same business unit, the changes followed the same pattern adopted by the CompreBem chain and were aimed at making Sendas the main supermarket option for middle class women in Rio de Janeiro.

     In order to do so, initiatives were carried out to reduce expenses; reposition competitiveness; and adapt layout, visual communication and logotype. These resulted in the creation of a new Sendas store model—more modern and appealing—and the upgrading of its brand logotype. During the year, seven units were adapted to this new concept. The remainder will be converted during the second semester of 2005.

     Extra Division

     The Extra hypermarkets are the largest of our stores. We introduced the hypermarket format to Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items and an average selling area of 7,463 square meters at December 31, 2004. The Extra stores target the Brazilian class B, class C and class D household consumers, whose annual household income ranges from R$11,100 to R$56,000. At December 31, 2004, we had 72 Extra stores. The sale of food products represented 67% and non-food products represented 33% of the Extra division’s net sales revenue in 2004.

     In 2002, we customized the product line of the hypermarkets according to the region in which they are located to respond better to regional tastes. We also presented new store layouts and changed the product assortment of this division in order to achieve a better margin mix. We added gasoline stations within the parking areas of some Extra stores, and we initiated a pilot project to operate drugstores inside the Extra stores. We also added third-party commercial outlets inside the Extra hypermarkets, which offer laundry, photo development, dining and banking services for the convenience of the customer.

     In 2003, we sought to offer more competitively priced products and reduce our operational costs. We created a new model of compact hypermarket called hipermercado compacto, which is smaller than the traditional hypermarket stores and therefore has substantially lower costs of construction. We also pursued the reduction of our Extra stores’ energy costs and the number of business hours of some of our 24 hours stores, which allowed us to manage more efficiently our employees’ working hours. We also focused on optimizing our marketing initiatives and renegotiating our agreements with service providers, including public utilities. One of our pilot projects allowed us to reduce the use of computers and enabled our employees to be able to fix minor problems occurring in our checkouts, which also resulted in a reduction of our maintenance costs.

     In 2004, we established more hipermercados compactos, and converted some stores associated with the Sendas format (Bon Marché banner) into Extra stores. We restructured operations into two regions: São Paulo

(including the Baixada Santista region), and the rest of the country. With two teams focused on the quality of the operation and on management control, customer response process speed increased, which improved sales performance, in addition to fostering the dissemination of the operational strategy and concepts among the stores’ employees.

     The chain has also strengthened its discount-store image, increasing its best-price product share, and improved its private label product positioning. The chain has achieved expected sales and net income goals, and to exceed its expense reduction targets—which, between 2002 and 2004, were reduced by two percentage points on sales—thanks to internal programs that were carried out to detect theft and performance discrepancies.

     We also offer customers the brand’s own preferred shopper/fidelity card, the Extra card. The Extra card is currently used by approximately 2.3 million customers, who benefit from the credit features and sales promotions in connection with the card. In addition, the Extra card allows us to collect valuable information about consumers’ shopping habits.

     Our Extra division has an on-line sales site through extra.com.br. This site sells and delivers non-food products to all regions of the country. These products include household appliances, consumer electronic products, compact discs, toys, information technology products and sports and entertainment items.

     We have sought to strengthen the Extra division’s presence recently through organic growth in selected areas in Brazil. In 2004, we opened one store in the state of Minas Gerais and one in the state of Rio de Janeiro.

     Extra Eletro

     The Extra Eletro stores are generally small showrooms that sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 653 square meters at December 31, 2004. Customers place orders in the stores, and products are shipped from a central warehouse. At December 31, 2004 we had 55 Extra Eletro stores, all of which are in the state of São Paulo. Approximately 75% of the net sales of Extra Eletro stores in 2004 were credit sales, which make the products more accessible to lower-income consumers. See “– Credit Sales.”

     In 2004, the Extra-Eletro chain had gross sales amounting to R$317.7 million and 55 stores, with four store inaugurations for low-to-mid income classes. During the year, it developed initiatives to strengthen its image as a leader in promotions, following the same marketing, advertising and product mix strategies used by Extra Hipermercados. This integrated positioning enabled the chain to reduce its operating expenses, developing joint initiatives that have brought about higher profitability to the Business Unit.

Capital Expansion and Investment Plan

     As part of our capital expansion and investment plan, we have invested approximately R$3.9 billion in our operations since 2000. Our investments have included:

     Acquisitions of supermarket and hypermarket chains – Since 2000, we have acquired 230 stores, consisting of numerous supermarket chains and individual stores. Through our acquisition of the Barateiro chain in 1998, we inaugurated a new store format targeted specifically to lower income consumers. In addition, when entering new markets, we have generally sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region. As a result, these acquisitions have enabled us to expand our operations to locations outside of the state of São Paulo, particularly Rio de Janeiro and some northeastern Brazilian states.

     We acquired the Sé Supermercados chain of supermarkets in 2002. The purchase price was R$386.4 million, including the assumption of debt in the amount of R$124.4 million. On January 23, 2003, we sold the Sé trade name for R$0.3 million, as requested by the Conselho Administrativo de Defesa Econômica (CADE), the principal Brazilian antitrust authority. We have spent an aggregate of R$644.9 million on acquisitions since 2000.

     The following table presents information regarding these acquisitions and the regional distribution of the stores we acquired over the past five years:

		Number of
Year	Chains Acquired	Stores	Geographic Distribution

2000	São Luiz (9 stores), Nagumo	64	Ceará: 9
	(12 stores), Reimberg (9		São Paulo: 38
	stores), Parati (11 stores),		Paraná: 11
	Rosado (13 stores), Boa		Paraiba: 6
	Esperança (6 stores) and
	other (4 stores)

2001	ABC Supermercados	26	Rio de Janeiro: 26

2002	Sé Supermercados (60) and	72	São Paulo: 60
	CompreBem (12)		Pernambuco: 12
2004	Sendas(*)	68	Rio de Janeiro: 68

	Total	230

(*) Association – See item – 4A The Sendas Strategic Parternership.

     Opening of new stores – As part of our expansion strategy, we have opened 68 new stores since 2000, including 16 Pão de Açúcar stores, 22 CompreBem stores, 19 Extra stores, 10 Extra Eletro stores, and 1 Sendas store. The total cost of these new stores was R$1,121.9 million. We seek real estate properties for constructing or renovating stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suits one of our formats. We also tend to enter new regional markets with the construction of a hypermarket.

     Renovation of existing stores – We have remodeled 485 stores since 2000, including 113 Pão de Açúcar stores, 287 CompreBem Barateiro stores, 45 Extra stores, 5 Sendas stores and 35 Extra Eletro stores. Our renovation program allows us to add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information systems. The total cost of renovating these stores was R$1,197.0 million.

     Improvements to information technology – We have been committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We implemented a computer automated ordering system, which automatically replenishes our inventory based on consumers’ shopping habits. We have a proprietary technology system, the pd@net, a B-2-B, or business to business, platform for the on-line integration of approximately 7,000 suppliers. This Internet process enables information to be exchanged rapidly, precisely and transparently among all participants in the supply chain. For more information, see “– Technology.” We have spent an aggregate of R$450.6 million on information technology since 2000.

     Expansion of distribution facilities – Since 2000, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro and Recife. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of R$167.0 million on our distribution facilities since 2000.

     The following table provides a summary description of our principal capital expenditures disbursed for the last three years:

	Year Ended December 31,

	2004	2003	2002

		(millions of reais)

Opening of new stores	$140.6	$140.1	$387.4
Acquisition of retail chains	2.3	2.0	267.1
Purchases of real estate	39.9	31.9	14.6
Renovations	300.5	283.3	215.9
Information technology	69.9	73.3	87.9
Distribution centers	6.2	11.1	11.4

Total	$559.4	$541.7	$984.3

     In 2005, we intend to invest R$500.0 to R$600.0 million in new projects, which includes R$247.0 million for the opening of new stores, R$155.0 million for store remodeling, R$47.0 million for technology and R$51.0 million for other investments.

Supply and Distribution

     Supply. We have centralized purchasing for our Pão de Açúcar, CompreBem, Extra and Extra Eletro stores. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase up to 210,000 products from approximately 7,000 suppliers. In 2004, no single supplier accounted for more than 5% of total goods purchased. Our 10 largest suppliers in 2004 collectively accounted for 25% of our purchases, and we believe that we are not dependent on any single supplier.

     Distribution. In order to distribute perishable food products, grocery items and general merchandise efficiently, we operate 12 distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro and Recife, with a total storage capacity of 350,000 square meters of built-in area. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers make it possible for us to make frequent shipments to stores, which reduce the need of in-store stockroom space, and limits non-productive store inventories. Approximately 85% of our inventory was delivered to the store from one of our distribution centers instead of a supplier in 2004. Our inventory and distribution management system, which manages inventory and coordinates efficient distribution schedules, allows for direct orders from our stores, which results in increased product turnover.

     CBD has an efficient logistics operation, with an 85% centralization level, which enables it to have lower logistics costs and higher productivity gains. In addition, the higher productivity is related to recent investments in new distribution centers: flowers, fish, frozen products, fruits and vegetables. This performance has enabled the Company to operate the supply chain with the lowest costs of its history.

     In 2004, the Company continued its perishable product differentiation project, with an outstanding performance in terms of quality and efficiency reached by the seafood distribution center, which exceeded initial sales expectations, achieving in one year the capacity expected in 2.5 years and obtaining the ISO 9001 certification.

     In line with the changes promoted in the commercial area, CBD has also tried to exploit regional opportunities in the supply chain. With the integration of the Sendas structure in Rio de Janeiro, it united its supply operations in a single distribution center, developed a new area for fruits and vegetables, renovated its refrigerated containers and hired a logistics operator for the frozen products area. In order to strengthen its presence in the Northeast Region, it promoted important changes in Salvador (in the state of Bahia), such as hiring a logistics operator for the grocery, perishable and non-food categories.

Marketing

     Our marketing strategy is to further enhance the quality image of our stores and to emphasize our selection and service and our competitive and fair prices. Each division executes its own marketing strategy designed to promote its particular strengths and to appeal to its customer base. In 2004 and 2003, we spent approximately

R$260.5 million and R$201.7 million, respectively, on advertising (approximately 1.9% of total net sales revenues in each year).

     We spent 22.0% in 2004 and 20.9% in 2003 of our total marketing expenditures on radio, newspaper and magazine advertising. In addition, television accounted for 30.2% of advertising expenses in 2004 and 21.7% in 2003. We spent 47.8% in 2004 and 57.4% in 2003 on other promotional activities.

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

     We have further developed our marketing initiatives through the Pão de Açúcar Mais card, the first preferred shopper/fidelity relationship card in the Brazilian retail industry, and the Clube CompreBem card. Through these programs we continue to collect customer information in an effort to offer more personalized services and products to shoppers who use our stores. We have also developed a private label strategy pursuant to which our various divisions sell high quality products at competitive prices. The principal advantages of this private label strategy have been improved brand loyalty to our brands and increased leverage with our suppliers because our private label products are similar in quality to, but more favorably priced than, leading brands.

Credit Sales

     In 2004, 48.0% of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. In 2003, 46.8% of our net sales revenue was represented by credit sales.

     Credit card sales. All our store formats accept payment for purchases with MasterCard (Credicard), Visa, Diners Club, American Express or our co-branded credit cards. Sales to customers using credit cards accounted for 36.5% of our net sales revenue in 2004. In 2003, sales through credit cards accounted for 33.8% of our net sales revenue. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

     Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The consumer credit installment term in 2004 averaged 10 months, with fixed interest payments averaging approximately 7.6% per month throughout 2004. We borrow funds approximately equivalent to the consumer credit financing we extend through our sales of electronics. The consumer financing is generally for a term of up to 24 months and is funded by our borrowing on a shorter-term basis at fixed rates. In 2004, installment sales accounted for 32.9% of the net sales revenue of Extra Eletro stores and 1.1% of the Extra division’s net sales revenues and 1.2% of our total net sales revenue.

     Post-dated checks. Post-dated checks are commonly used financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Over 350,000 customers use the programs on at least a monthly basis. Sales to customers using post-dated checks accounted for 4.4% of our net sales revenue in 2004 (4.1% in 2003).

     As part of the credit approval process, we require each customer to complete a credit application. The applicant must also provide a taxpayer’s identification number, identification card, proof of residential address and current pay stub or other evidence of income as part of the application process. We then run a credit check with local credit reporting services and with SPC and SERASA, both of which are national credit reporting services, to determine a credit limit. We also input the data regarding the client and any purchases into our database.

     Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 7.1% of our net sales revenue in 2004. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

     Co-branded credit cards. Our Itaú CBD partnership provides credit products and services at CBD’s stores, which involves co-branded credit cards.

Technology

     We have been at the forefront of the Brazilian retail industry in using information technology. We were one of the first supermarket chains in Brazil to equip its stores with a POS system and the first major food retailer in Brazil to equip every one of its checkouts with this technology. We invested R$73.3 million in technology in 2003 and R$69.9 million in 2004. We have budgeted approximately R$47.0 million for 2005 in order to continue our investment in our management information systems.

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

     In 2004, the IT area continued its efficiency improvement process, seeking higher levels of synergy of processes and lower expenses. An initiative on these lines was the integration of Sendas to CBD’s system. Carried out in a record breaking 45 days, the process happened without the need of increasing the number of IT employees, thanks to the competencies developed by the area, which enabled the Company to rapidly carry out the merger in a smooth and transparent way for the consumer.

     The great technological innovation developed in 2004 was the Virtual Pack—a set of products in promotion that are not physically together, but which are identified by the POS system—which offered flexibility and agility to the Business Units so that they could create several promotions over the year, such as Extra’s One Cent Campaign and Sendas’ 50% discount on the second product. With the Virtual Pack there’s no handling need and the break index is also reduced.

     Another product introduced in the year was the gift-card. Used at the Extra format, this rechargeable magnetic stripe card may be charged with amounts directly at the store checkouts, so that the customer may give it as a gift to another person, who will be able to use it to buy any product at the store. Because it can be reloaded, it is an innovative product in the segment, and its use is being expanded to the other formats.

Competition

     The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. In 2004, the five largest food retailers in Brazil accounted for 40.2% of the organized sector sales, which consist of sales by companies enrolled in ABRAS, Brazil’s supermarket association. In 2004, we accounted for 15.8% of the organized sector sales according to ABRAS. We believe that consolidation will continue to take place, not only within the food retail market but also other segments of the retail industry. For example, hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil. We have continued our growth strategy by focusing on regions where we can reinforce our presence. As part of our expansion strategy, we have also focused on the needs and expectations of various segments of the Brazilian population by developing store formats that respond to different household income levels. Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the São Paulo State have led us to concentrate our stores in this particular market. In 2004, sales in São Paulo State accounted for 60% of our total sales. In São Paulo State and throughout Brazil, we compete principally on the basis of location, price, image, quality and service. In the retail food market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

     The main competitor of the Extra division, our hypermarket division, is Carrefour, a leading French retail food chain, which at December 31, 2004 operated 390 retail stores principally in the southeast and south of Brazil. At December 31, 2004, Carrefour accounted for 12.4% of the organized sector’s sales according to data from ABRAS. Wal-Mart, which as of December 31, 2004 operated 149 stores in Brazil, is also a competitor in the hypermarket format with a 6.2% market share after the acquisition of Bompreço.

     Our Pão de Açúcar division has different competitors in each of the markets where we operate. In São Paulo State, we compete principally with a number of local supermarkets and grocery stores. The main competitor of Pão de Açúcar in Brasília is Champion, the supermarket division of Carrefour. In the state of Rio de Janeiro, our Pão de Açúcar format competes with Supermercados Mundial.

     The CompreBem - Sendas division also faces different competitors depending on the particular regional market. In the state of São Paulo, CompreBem division faces strong competition from a number of smaller regional chains. The main competitors of the CompreBem - Sendas division in the state of Rio de Janeiro are Guanabara, Champion and Mundial.

     In other regional markets, we compete within the organized food retail sector as well as against several medium and small chains and family-owned and operated food retail businesses, which are estimated to represent approximately 50% of overall food sales in Brazil. Other organized food retail chains among our competitors include Sonae, a Portuguese supermarket chain, which operated 148 retail stores at December 31, 2004. Bompreço, owned by Wal-Mart, is our main retail food competitor in the Northeast region of Brazil.

     According to ABRAS, the market share held by Wal-Mart and Sonae was 6.2% and 4.4%, respectively, of all food sales in the Brazilian retail sector at December 31, 2004.

     The principal competitors of our Extra Eletro stores are Casas Bahia and Ponto Frio (Globex), each of which operates in São Paulo State.

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

     The Brazilian Congress is considering a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters on the relevant neighborhood. The proposed regulation is intended to protect traditional family-owned retailers that have increasingly lost market share in Brazil to the larger chains and hypermarkets. Regulations of this type already exist at the municipal level. For example, governmental authorities in the city of Porto Alegre in the state of Rio Grande do Sul issued a city ordinance in January 2001 prohibiting construction of food retail stores with a selling area greater than 1,500 square meters, which in May 2005, was amended as to increase from 1,500 to 2,500 squares meters the selling area of food retail stores. Other jurisdictions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

     4C. Organizational Structure

     Companhia Brasileira de Distribuição conducts our operations. Our investments in subsidiaries are effected primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. All our operations are conducted under the Pão de Açúcar, CompreBem, Sendas, Extra and Extra Eletro banners.

     4D. Property, Plant and Equipment

     We own 86 stores, eight warehouses and a part of our headquarters. The remaining 465 stores and 4 warehouses we operate and the remainder of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 25 leases expiring in 2005 and 47 expiring in 2006. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2004, we leased 22 properties from members of the Diniz family. Management believes that these leases are on terms at least as favorable to us as we could get from an unrelated party. See “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Leases.”

     The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2004:

	Owned		Leased		Total

		Area		Area		Area
		(in square		(in square		(in square
	Number	meters)	Number	meters)	Number	meters)

Pão de Açúcar	45	71,415	151	189,847	196	261,262
Extra	29	258,302	43	279,017	72	537,319
Extra Eletro	3	3,624	52	32,268	55	35,892
CompreBem	9	9,252	156	187,859	165	197,111
Sendas	-	-	63	113,165	63	113,165
Warehouses	8	272,849	4	77,151	12	350,000
Headquarters	-	28,591	-	13,043	-	41,634

     As of December 31, 2004, we owned 16 lots of property representing in the aggregate approximately 946,000 square meters. We expect to develop many of these lots, which are principally located in the state of São Paulo, into new stores as part of our capital expansion and investment plan. We believe that all of our facilities are in adequate condition for this purpose.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     5A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, appearing elsewhere in this annual report, and in conjunction with the consolidated financial statements included under “Item 3A – Key information – Selected Financial Data.”

Financial Presentation and Accounting Policies

     Presentation of Financial Statements

     We have prepared our consolidated financial statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004 in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with Brazilian GAAP and presented in reais, which differs in significant respects from U.S. GAAP. See note 21 to our consolidated financial statements for an explanation of these differences.

     Discussion of Critical Accounting Policies

     Management strives to report the financial results of the company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology.

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

  Inventories and payments from suppliers;

  Leases;

  Valuation of long-lived assets; and

  Deferred taxes.

     Inventories and payments from suppliers

     Inventories are carried at the lower of cost or market. We record the inventory losses (“shrinkage”) throughout the year. No provision is required at year-end since we hold physical inventory count on the last business day of the year in the vast majority of stores and in all the Distribution Centers.

     The Company receives cash consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and cooperative advertising. Volume bonuses and discounts are received from suppliers in the form of product as zero-cost additions to inventories and the benefit is recognized as the product is sold. Discounts and bonuses in cash are recorded to income at cost of sales when certain conditions are fulfilled. Under U.S. GAAP, substantially all cash consideration from suppliers are accounted for as a reduction of item cost and recognized in income when certain conditions are fulfilled and the related inventory is sold.

     Leases

     Under Brazilian GAAP, leases are treated as operating leases and the expense is recognized at the time that each lease installment falls due. Under U.S. GAAP, we estimate the expected term of leases of our stores by assuming the exercise of renewal options, which are at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is capital or operating and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term.

     Valuation of long-lived assets

     Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values, preferably based on the projected discounted cash flows of future operations. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change its estimate of the expected future net cash flows and lead to the recognition of an impairment charge in results of operations relating to our property and equipment.

     Deferred Taxes

     We compute and pay income taxes based on results of operations determined under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if, under U.S. GAAP, it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Under Brazilian GAAP, deferred tax assets are recorded when recoverability is considered probable, limited to the assets which will be recovered over the following 10 years against estimated taxable income at present values. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic and industry trends, interest rates, changes in our business strategies and changes in the type of services it offers to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in the assumptions and estimates with respect to our expected future taxable income could result in a reduction in deferred tax assets being charged to income. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we could be required to establish a valuation allowance against or write off all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on operating results.

Restatement of Previously Issued Financial Statements

     As discussed herein and in Notes 21(b)(ii) and 21(i) of our consolidated financial statements, we have restated amounts presented under U.S. GAAP in relation to information derived from our U.S. GAAP consolidated balance sheet at December 31, 2003 and our consolidated statements of operations for the years ended December 31, 2003 and 2002 for corrections in our accounting for amortization of leasehold improvements and cash consideration received from vendors. Throughout this Annual Report, all referenced U.S. GAAP amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

     Subsequent to the issuance of our financial statements as at and for the year ended December 31, 2003, our management adjusted the accounting for leasehold improvements to amortize the leasehold improvements over the estimated useful lives of the assets or the primary lease terms of the respective lease including only those renewals options exercisable at the sole discretion by us, whichever is shorter. Consequently, shareholders’ equity as at December 31, 2003 was decreased by R$ 24.3 million, net of tax effects, and the net income for the year ended December 31, 2003 and 2002 was decreased in the amount of R$ 11.6 million and R$ 7.0 million, respectively, net of tax effects (see Note 21(b)(ii) to our consolidated financial statements). Additionally, we recognized that we had not applied the provisions of EITF 02-16 in relation to the recording of cash consideration received from vendors in 2003 and consequently we restated our shareholders' equity as at December 31, 2003 and our net income for the year ended December 31, 2003 related to the application of EITF 02-16 in the amount of R$30.7 million, net of tax effects (See Note 21(i) to our consolidated financial statements).

     Overall Impact of the Restatement

     The schedule below shows the effects of the restatement on reported earnings, earnings per share (basic and diluted) and shareholders’ equity. The restatement has the aggregate effect of decreasing U.S. GAAP net income and retained earnings as at and for the year ended December 31, 2003 and for the years ended December 31, 2003 and 2002. This amount had previously been reported as net income without having taken into account the correction of amortization period for leasehold improvements, retroactively to December 31, 2001, and the requirement of EITF 02-16 which was adjusted as at December 31, 2003 and for the year then ended. We restated our consolidated financial statements to properly present our results of operations and financial condition in accordance with U.S. GAAP.

     The correction of the adjustments from the accounting treatment for amortization of leasehold improvements and cash consideration received from vendors resulted in the following additional charges:

	Before tax effects	Tax effects	Net of tax effects

	(millions of reais)

Shareholders' equity as of December 31, 2003
Cash consideration received from vendors	(40.9)	10.2	(30.7)
Leasehold improvements	(32.3)	8.0	(24.3)

	(73.2)	18.2	(55.0)

Net income for the year ended December 31, 2003
Cash consideration received from vendors	(40.9)	10.2	(30.7)
Leasehold improvements	(15.5)	3.9	(11.6)

	(56.4)	14.1	(42.3)

Net income for the year ended December 31, 2002
Leasehold improvements	(9.4)	2.4	(7.0)

	(9.4)	2.4	(7.0)

	As previously
	reported	Adjustment	As restated
	(millions of reais, except earnings per share amounts
	which are stated in reais)

Shareholders’ equity as of December 31, 2003	3,628.6	(55.0)	3,573.6
Net income for the year ended December 31, 2003	335.5	(42.3)	293.2
Earnings per thousand shares
Basic – preferred shares	3.12	(0.39)	2.73
Basic – common shares	2.84	(0.36)	2.48
Diluted – preferred shares	3.11	(0.39)	2.72
Diluted – commons shares	2.84	(0.36)	2.48

Net income for the year ended December 31, 2002	100.8	(7.0)	93.8
Earnings per thousand shares
Basic – preferred shares	0.89	(0.06)	0.83
Basic – common shares	0.89	(0.06)	0.83
Diluted – preferred shares	0.89	(0.06)	0.83
Diluted – commons shares	0.89	(0.06)	0.83

     The impacts on our U.S. GAAP consolidated statements of income information for the years ended December 31, 2003 and 2002, arising from the correction on the amortization of leasehold improvement accounting policies resulted in the additional depreciation and amortization expenses of R$ 15.4 million and R$ 9.4 million, respectively. The impacts on our U.S. GAAP consolidated Balance Sheet information as at December 31, 2003, decrease to property and equipment, net, and total assets of R$ 32.3 million and R$ 24.3 million, respectively, and decreases to shareholders' equity of R$ 24.3 million.

     The impacts on our U.S. GAAP consolidated statements of income information for the year ended December 31, 2003, arising from the correction of the accounting of cash consideration received from vendors resulted in the additional charges of R$40.9 million being recorded as Cost of sales. The impacts on our U.S. GAAP consolidated balance sheet information as at December 31, 2003, decreases to inventories, current assets and total assets of R$ 40.9 million, R$ 30.6 million and R$ 30.6 million, respectively, and decreases shareholders' equity and working capital in the amount of R$ 30.6 million.

U.S. GAAP Reconciliation

     Our net income in accordance with Brazilian GAAP was R$369.8 million in 2004, R$225.5 million in 2003 and R$245.1 million in 2002. Under U.S. GAAP, we would have reported net income of R$488.9 million in 2004, R$293.2 million in 2003 and R$93.8 million in 2002.

     Our shareholders’ equity in accordance with Brazilian GAAP was R$4,051.0 million at December 31, 2004 and R$3,768.4 million at December 31, 2003. Under U.S. GAAP, we would have reported shareholders’ equity of R$3,922.5 million at December 31, 2004 and R$3,573.6 million at December 31, 2003.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2004, 2003 and 2002, as well as shareholders’ equity at December 31, 2004 and 2003, are described in note 21 to our consolidated financial statements. The major differences relate to the accounting treatment of the following items:

•	Supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

•	Capitalized interest;

•	Leasehold improvements;

•	Deferred gain on FIC transactions;

•	Deferred charges and other intangible assets;

•	Business combinations;

•	Derivative instruments;

•	Cash consideration received from vendors;

•	Deferred income taxes, and

•	Consolidation of Sendas Distribuidora.

Brazilian Economic Environment

     As a Brazilian company with all of our operations in Brazil, we are significantly affected by economic and social conditions in the country. In particular, our results of operations and financial condition, as reported in the financial statements included in Item 18, have been affected by the growth rate of the Brazilian gross domestic product and the rate of Brazilian inflation. Our results of operations and financial condition have also been affected by the rate of depreciation of the Brazilian currency against the U.S. dollar. See “–Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar – Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations.”

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

     The recovery of the economy in 1999, in the wake of the 32.4% devaluation of the local currency against the U.S. dollar and the strong fiscal adjustment produced by the public sector, led to strengthened consumer confidence. In 2000, GDP grew by 4.4% . GDP increased by only 1.4% in 2001, principally as a result of the electric energy shortage in Brazil, decreased consumer confidence following the Argentina crisis and the September 2001 terrorist attacks. In 2002, GDP increased by only 1.5%, principally as a result of the political uncertainty in Brazil relating to the presidential elections, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown.

     The social security system reform was implemented, which was considered an essential element for restoring medium and long-term solvency of the Brazilian public sector.

     In 2003, Brazil’s economy began to improve. Investor confidence increased as the new administration largely followed the macroeconomic policies of the previous government, including its focus on fiscal responsibility. However, GDP decreased 0.2% on average in real terms during 2003. This contraction was largely due to the effect of high interest rates during the first half of the year.

     The Brazilian economy grew 4.9% in 2004, its best performance since 1994, as a result of increased exports and the recovery of domestic consumption. While all the sectors of the economy experienced impressive growth rates in 2004, the industrial sector grew the fastest, by 6.2%, as compared to 2003. Although strong growth of the export economy has played an important role in Brazil’s economy, the recovery of internal demand is largely responsible for the overall turn around of the Brazilian economy. In addition to the strengthening domestic economy the appreciation of the real is partially due to the worldwide depreciation of the U.S. dollar. The base interest rates increased from 16.5% at the end of 2003 to 17.75% by the end of 2004. This increase was effected largely to control inflationary pressures.

     The Brazilian economy has grown 3.9% during the first quarter of 2005 and 3.4% in the first six months. The value of the real appreciated to R$2.3504 per U.S. dollar at June 30, 2005, as compared with R$2.6544 at December 31, 2004. The Central Bank raised the base interest rate from 17.75% to 19.75% during the first six months of 2005.

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

     Inflation and Devaluation

     The Brazilian general price (IGP-M) and consumer price (IPCA) inflation indices and the devaluation of the Brazilian currency against the U.S. dollar are presented below:

	Six months
	ended	Year ended December 31,

	June 30, 2005	2004	2003	2002	2001	2000

Inflation – IGP-M (1)	1.8%	12.4%	8.7%	25.3%	10.4%	9.9%
Inflation – IPCA (2)	3.2%	7.6%	8.7%	12.5%	7.7%	6.0%
Nominal devaluation (appreciation) of the real against the
U.S. dollar	(12.9%)	(8.8%)	(22.3%)	34.3%	15.7%	8.5%
________________________________________
(1)	Índice Geral de Preços – Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2)	Índice de Preços ao Consumidor Amplo (consumer price index) compiled by IBGE, the Brazilian Institute of Geography and Statistics.

Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar

     Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations

     The devaluation of the real against the U.S. dollar has had and may continue to have multiple effects on our results of operations. Exchange gains and losses arising from our transactions in U.S. dollars (excluding transactions which are covered by cross-currency interest rate swaps) are recorded directly in our statement of operations. Significant foreign exchange losses arose from our U.S. dollar-denominated loans at the time of the devaluation of the real in early 1999. Since the adoption of our treasury policy in late 1999 designed to mitigate the effects of foreign currency variations, we have generally consummated cross-currency interest rate swaps to cover the foreign exchange and interest rate risk on virtually all U.S. dollar-denominated loans, foreign currency exposures and a portion of our capital lease agreements. We have excluded from this policy our import financing. The devaluation (appreciation) of the real was (8.8)% in 2004, (22.3)% in 2003 and 34.3% in 2002.

     Inflation and exchange rate variations have had, and may continue to have, effects on our financial condition and results of operations. One significant effect of inflation and exchange rate variations relates to our costs and operating expenses. Substantially all our cash costs (i.e., other than depreciation and amortization) and operating expenses are in reais and tend to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation.

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

     Since late 1999, we have adopted a treasury policy designed to manage financial market risk, principally by “swapping” a substantial portion of our U.S. dollar-denominated liabilities for obligations denominated in reais. Our treasury policy has been to swap all foreign currency debt at fixed rates for reais debt using a fixed percentage of a floating rate, except for import financing and a portion of our capital lease agreements.

     We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank (Certificado de Depósito Interbancário – CDI) variable interest rate. The term of the swap contract matches the term of the underlying obligation; we have not terminated any of our contracts prior to maturity. The counter-parties to these contracts are major financial institutions that have acceptable credit ratings. We do not have significant exposure to any single counter-party.

     We use these derivative financial instruments for purposes other than trading and do so only to manage and reduce our exposure to market risk resulting from fluctuations in interest rates and foreign currency exchange rates.

     We record both the interest expense from the original loan and the net realized and unrealized effect of the results of the cross-currency interest rate swaps under “Financial expense – interest expense.” If the results of applying the variation of the U.S. dollar plus the original fixed coupon, that is, the original characteristics of the financial instrument, exceed the product of applying the CDI rate, we record this benefit reducing our “Financial expense – interest expense” to reflect the gain accruing as a result of our having opted to swap the currency and interest rate components. If the inverse were to occur, an additional charge is recorded under “Financial expense – interest expense” to reflect the loss accruing as a result of our having opted to swap the currency and interest rate components. Accordingly, if the real devalues against the U.S. dollar, the cross-currency interest rate swaps assure that we mitigate the effects of the loss from the devaluation.

Tax Environment

     We are currently involved in tax proceedings as discussed in note 14 to our consolidated financial statements. We have accrued our estimate of the costs for the resolution of these claims when we consider the loss of our claim to be probable and for existing tax obligations under dispute. The tax contingencies relate primarily to taxes on revenue, social security contributions and income tax. We have identified probable losses and existing tax obligations under dispute in the amount of R$922.3 million at December 31, 2004 (R$1,020.7 million in 2003) that have been provided as liabilities in on our consolidated financial statements. This estimate has been developed based on consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. For more information on our tax proceedings, see “Item 8A – Financial Information – Consolidated Financial Statements and Other Financial Information – Legal Proceedings.”

     Income taxes in Brazil generally include federal income tax and social contribution. The composite tax rate is 34%, comprised of income tax (15% plus a surtax of 10% on taxable income exceeding R$20,000 per month, or R$60,000 per quarter, or R$240,000 per year) and social contribution tax (9%). In June 1990, we filed for an injunction seeking protection for non-payment of the social contribution, which we claimed to be unconstitutional based on the fact that this tax should have been enacted by a complementary law to the Brazilian constitution. We, but not our subsidiaries, obtained a favorable decision from the lower court in March 1991. Although no appeal was presented by the federal government, pursuant to Brazilian law, this lawsuit was submitted to mandatory review of the Regional Federal Court, which in February 1992 confirmed the lower court’s decision. As a result, we do not pay the social contribution based on this February 1992 decision. Based on the opinion of our legal counsel, we believe the federal tax authorities have no further legal recourse available to collect this contribution on a retroactive basis. Nevertheless, the federal government may still try to collect the unpaid social contribution on profits or replace the current one by establishing a new social contribution on profits. Accordingly, we have provided no social contribution tax for the periods presented.

Seasonality

     We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season. Sales revenues in December are typically around twice as much as the average sales revenues in the other months.

2004 Business and Economic Environment

     Over the year, we perceived a family-income reallocation process, especially among low- and medium-income families, with a higher level of consumption of durable goods and the consolidation of new consumption habits. The likely incorporation of these new habits - such as the use of cell phones and the Internet - should result in more income being allocated to the acquisition of non-durable consumer goods.

     In the first half of 2004, sales were depressed, with high levels of unemployment and a decrease in consumers’ disposable income, which contributed to a downtrading phenomenon, when consumers migrated to cheaper items, such as first-price and private label products. In the second half of the year, sales levels improved, with a substantial enhancement of economic indicators and the resulting increase in the consumption of non-essential products with higher value-added.

Certain Operating Data

     The following table presents the net sales revenue in reais for each of our store formats for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,

	2004		2003		2002

	(millions of reais, except percentage amounts)
Net sales revenue by store format:
Pão de Açúcar	$3,315.2	26.4%	$3,435.5	31.8%	$2,800.4	29.6%
Extra	5,996.2	47.8	5,195.0	48.1	4,422.5	46.8
Extra Eletro	240.1	1.9	254.6	2.3	326.9	3.5
CompreBem	2,015.4	16.0	1,921.3	17.8	1,526.8	16.1
Sendas	998.1	7.9	-	-	-	-
Sé and CompreBem(1)	–	-	–	-	378.1	4.0

Total net sales revenue	$12,565.0	100.0%	$10,806.4	100.0%	$9,454.7	100.0%

(1)	We converted these stores into Pão de Açúcar and CompreBem store formats during 2003.

Results of Operations for 2004, 2003 and 2002

     The following table summarizes our historical results of operations for the years ended December 31, 2004, 2003 and 2002.

	At and for the Year Ended December 31,

	2004		2003		2002

	(millions of reais, except percentage amounts)
Statement of operations data

Brazilian GAAP:
Net sales revenue	$12,565.0	100.0%	$10,806.4	100.0%	$9,454.7	100.0%
Cost of sales	(8,891.5)	(70.8)	(7,764.3)	(71.8)	(6,809.6)	(72.0)

Gross profit	3,673.5	29.2	3,042.1	28.2	2,645.1	28.0
Selling, general and administrative expenses	(2,690.1)	(21.4)	(2,183.6)	(20.2)	(1,935.3)	(20.5)
Depreciation and amortization	(489.6)	(3.9)	(454.3)	(4.2)	(413.6)	(4.4)
Financial income	330.3	2.6	575.3	5.3	438.7	4.6
Financial expenses	(618.3)	(4.9)	(760.1)	(7.0)	(601.7)	(6.4)
Equity results	5.3	0.1	(8.8)	(0.1)	(10.4)	(0.1)

Operating income	211.1	1.7	210.6	2.0	122.8	1.3
Non-operating income, net	80.3	0.6	5.2	0.1	4.5	0.1

Income before income taxes	291.4	2.3	215.8	2.1	127.3	1.4
Income tax (expense) benefit:
Current	(39.0)	(0.3)	(31.4)	(0.3)	(34.9)	(0.4)
Deferred	88.5	0.7	41.1	0.3	152.7	1.6
Employee profit sharing	(14.3)	(0.1)	-	-	-	-

Minority interest	43.2	0.3	-	-	-	-

Net income	$369.8	2.9%	$225.5	2.1%	$245.1	2.6%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Sales Revenue. Net sales revenue increased by 16.3% to R$12,565.0 million in the year ended December 31, 2004 from R$10,806.4 million in the year ended December 31, 2003. Approximately R$998.1 million of this increase can be attributed to the addition of Sendas’ 60 supermarkets and 8 hypermarkets to our operations. On a same-store basis, our net sales revenue increased by 5.1% from 2003 to 2004, as explained below for each of our divisions.

     The Pão de Açúcar division’s net sales revenue decreased by 3.5% to R$3,315.2 million in 2004 from R$3,435.5 million in 2003. This decrease was due to our opening new stores in late 2003 and two new stores in 2004, offset by the conversion of nine stores to the CompreBem banner.

     The Extra division’s net sales revenue increased by 15.4% to R$5,996.2 million in 2004 from R$5,195.0 million in 2003, principally as a result of the opening of new stores in late 2003 and two new stores in 2004, and the conversion of eight Sendas stores into Extra banner.

     The CompreBem division’s net sales revenue increased by 4.9% to R$2,015.4 million in 2004 from R$1,921.3 million in 2003, principally as a result of store conversions from other banners to the CompreBem format.

     The net sales revenue of Extra Eletro stores decreased by 5.7% to R$240.1 million in 2004 from R$254.6 million in 2003. The performance of the Extra Eletro stores was adversely affected by high interest rates that reduced consumer confidence and their willingness to buy durable goods on credit.

     The Sendas Supermercados division’s net sales revenue was R$998.1 million in 2004. As a result of our partnership with Sendas described above, Sendas Supermercados division was created in February of 2004, which includes 60 supermarkets.

     Gross Profit. Gross profit increased by 20.8% to R$3,673.5 million in 2004 from R$3,042.1 million in 2003. This increase can be attributed to the initiation of our partnership with Sendas, represented by 68 new stores, as well as seven new stores opened during the year and efficient price management. Gross profit as a percentage of net sales revenue increased to 29.2% in 2004 from 28.2% in 2003.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel, marketing, rent and other expenses. Selling, general and administrative expenses increased 23.2% to R$2,690.1 million in 2004 from R$2,183.6 million in 2003, principally as a result of the increase in the number of our stores in late 2003 and in 2004. As a percentage of net sales revenue, selling, general and administrative expenses were 21.4% in 2004 and 20.2% in 2003.

     Depreciation and Amortization. Depreciation and amortization increased by 7.8% to R$489.6 million in 2004 from R$454.3 million in 2003, principally due to an increase in depreciation from the investments made in 2003 (R$541.7 million) and in 2004 (R$559.4 million) related to remodeling and re-equipping of some existing stores in late 2003 and in 2004, the opening of new stores in late 2003 and in 2004 and our continued investment in information technology and distribution centers. The amortization in 2004 includes the amount of R$ 22.2 million relating to the amortization of the goodwill generated for the strategic partnership between CBD and Sendas.

     Financial Income. Financial income decreased by 42.6% to R$330.3 million in 2004 from R$575.3 million in 2003, principally due to decreased interest income on lower cash equivalents balances in the first half of the year, as well as lower credit revenues due to the weakness in durable goods sales.

     Financial Expenses. Financial expenses decreased by 18.7% to R$618.3 million in 2004 from R$760.1 million in 2003, resulting mainly from lower funding rates due to a general decline in interest rates.

     Operating Income. Operating income increased by 0.2% to R$211.1 million in 2004 from R$210.6 million in 2003, as a result of the effects described above.

     Non-operating Income. Non-operating income includes the net gain by dilution of the capital subscription in Miravalles. Such gain was reduced by the disposal of certain assets related to implementation costs for start-up of operations.

     Income Before Income Taxes, Employee Profit Sharing and Minority Interest. Income before income taxes and minority interest increased by 35.0% to R$291.4 million in 2004 from R$215.8 million in 2003 due to the effects described above.

     Income Tax Benefits (Expense). In 2004, we had an income tax benefit of R$49.5 million as compared to an income tax expense of R$9.7 million for 2003. The income tax benefit in 2004 rose, primarily due to the benefit from tax-deductible shareholder dilution in our investee Miravalles, as compared to the income tax benefit from the reversal of valuation allowance against net operating loss carryforwards in 2003.

     Employee Profit Sharing. The profit sharing paid in 2004 to the employees was R$ 14.3 million.

     Net Income. Net income increased by 64.0% to R$369.8 million in 2004 from R$225.5 million in 2003, for the reasons described above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Sales Revenue. Net sales revenue increased by 14.3% to R$10,806.4 million in the year ended December 31, 2003 from R$9,454.7 million in the year ended December 31, 2002. Our Sé and CompreBem stores were converted into Pão de Açúcar and CompreBem Barateiro stores during 2003 and their sales were now included within their new respective divisions. On a “same store” basis, our net sales revenue increased by 6.3% from 2002 to 2003, as explained below by each of our divisions.

     The Pão de Açúcar division’s net sales revenue increased by 22.7% to R$3,435.5 million in 2003 from R$2,800.4 million in 2002, due mostly from sales of converted stores from other banners.

     The Extra division’s net sales revenue increased by 17.5% to R$5,195.0 million in 2003 from R$4,422.5 million in 2002, principally as a result of the opening of new stores in late 2002 and 2003.

     The CompreBem Barateiro division’s net sales revenue increased by 25.8% to R$1,921.3 million in 2003 from R$1,526.8 million in 2002, principally as a result of sales from stores converted from other banners and to a lesser extent due to the opening of new stores.

     The net sales revenue of Extra Eletro stores decreased by 22.1% to R$254.6 million in 2003 from R$326.9 million in 2002. The performance of the Extra Eletro stores was adversely affected by increased interest rates and the lower confidence level of Brazilian consumers, which adversely affected sales of household appliances and consumer electronic products in particular. In addition, the net sales of Extra Eletro stores decreased as a result of the closing of some stores during 2003.

     Gross Profit. Gross profit increased by 15.0% to R$3,042.1 million in 2003 from R$2,645.1 million in 2002. The gross profit increase resulted from the combination of efficient price management, gains of scale with suppliers, besides an increase in sales of higher margin items, such as second line products and private brands. Gross profit as a percentage of net sales revenue increased slightly to 28.2% in 2003 from 28.0% in 2002.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel, marketing, rent and other expenses. Selling, general and administrative expenses increased by 12.8% to R$2,183.6 million in 2003 from R$1,935.3 million in 2002, principally as a result of the increase in the number of our stores in late 2002 and in 2003. As a percentage of net sales revenue, selling, general and administrative expenses were 20.2% in 2003 and 20.5% in 2002.

     Depreciation and Amortization. Depreciation and amortization increased by 9.8% to R$454.3 million in 2003 from R$413.6 million in 2002, principally due to an increase in depreciation from the remodeling and re-equipping of some existing stores in late 2002 and in 2003, the opening of new stores in late 2002 and in 2003 and our continued investment in information technology and distribution centers.

     Financial Income. Financial income increased by 31.1% to R$575.3 million in 2003 from R$438.8 million in 2002, principally due to increased interest income on our cash equivalents balances and interest income on our credit sales, despite the decrease of interest rates in the second half of 2003.

     Financial Expenses. Financial expenses increased by 26.3% to R$760.1 million in 2003 from R$601.7 million in 2002, resulting from the interest expense from the fifth issue of debentures issued in late 2002, which were partially offset by the lower funding rates and the decrease of interest rates in the second half of 2003, and the foreign exchange gain on our foreign exchange denominated loans by the appreciation of the real in 2003.

     Operating Income. Operating income increased by 71.5% to R$210.6 million in 2003 from R$122.8 million in 2002, as a result of the effects described above.

     Income Before Income Taxes. Income before income taxes increased by 69.5% to R$215.8 million in 2003 from R$127.3 million in 2002 due to the effects described above.

     Income Tax (Expense) Benefit. In 2003, we had an income tax benefit of R$9.7 million as compared to an income tax benefit of R$117.8 million for 2002, despite a higher taxable income in 2003 as compared to 2002. Our income tax benefit in 2003 was affected by the recognition of deferred tax asset from net operating loss carryforwards arising in prior periods of R$80.9 million which were considered justified in 2003 based on conditions which indicated probable recovery compared to the recognition of deferred tax asset from net operating loss carryforwards of R$ 166.4 million recognized in 2002.

     Net Income. Net income decreased by 8.0% to R$225.5 million in 2003 from R$245.1 million in 2002, as a result of the effects described above.

     5B. Liquidity and Capital Resources

     We have funded our operations and capital expenditures principally from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES and issuances of debentures. At December 31, 2004, we had R$1,105.5 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements. In addition, we borrow funds from local Brazilian banks approximately equivalent to the consumer credit financing we extend through our Extra Eletro and Extra formats and our post-dated check programs for Pão de Açúcar, CompreBem and Extra and we also securitize receivables. Our fixed rate consumer financing through the Extra Eletro and Extra formats is generally for a term of up to 24 months (with the average term being approximately 10 months at December 31, 2004.) Our post-dated check programs provide our customers with financing for up to 60 days (with an average of 40 days at December 31, 2004). In 2004, we noted that customers tended to use principally credit cards as a method of credit purchase instead of installment sales and post-dated checks.

Our principal cash requirements include:

  the servicing of our indebtedness,

  capital expenditures, including the construction and remodeling of new stores and investments in our infra-structure,

  consumer credit,

  acquisitions of other supermarket chains, and

  distributions of dividends and interest on shareholders’ equity.

     Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Net cash from operating activities was R$673.5 million in 2004, R$1,103.1 million in 2003 and R$629.2 million in 2002. Net cash provided by (used in) financing was R$(133.0) million in 2004 (after payment of R$54.8 million of dividends), R$629.3 million in 2003 (after payment of R$59.4 million of dividends) and R$441.9 million in 2002 (after payment of R$60.7 million of dividends). In 2004, these cash flows were primarily used for investments in the capital expenditures program totaling R$559.4 million.

     At December 31, 2004, our total outstanding debt was R$2,704.8 million, consisting of:

  R$ 973.9 million of real-denominated loans,

  R$ 1,647.5 million of U.S. dollar-denominated debt, and

  R$ 83.4 million of debt linked to a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.

     At December 31, 2004, of the R$1,647.5 million of U.S. dollar-denominated debt, approximately R$1,639.4 million was covered by swaps into reais which has been treated on a combined basis as if these loans had been originally denominated in reais and accrued an interbank variable rate (CDI). In addition, we have R$83.4 million of debt to BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. Since late 1999, we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for a substantial part of our U.S. dollar-denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank variable interest rate (CDI). The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

     We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

     Total debt at December 31, 2004 increased by R$235.7 million from R$2,468.8 million at December 31, 2003. Our most significant debt was incurred in connection with the acquisition and construction of new stores and the remodeling of existing stores. Our cash interest expense was R$384.4 million in 2004, R$421.0 million in 2003 and R$366.2 million in 2002. The R$36.6 million decrease in cash interest expense in 2004 related directly to the decrease of interest rates in the second half of 2004.

     Several banks provide us short-term financing; of these, four banks, ABN, Bradesco, Banco do Brasil and Santander, individually represent greater than 10% of the total amount of short-term debt outstanding as of December 31, 2004. Although we have no committed lines of credit with these banks, our management believes we are in good standing with our lenders and have sufficient available credit for our needs. These short-term U.S. dollar-denominated financings are guaranteed by the Diniz group by signing a promissory note as guarantors.

     Our long-term debt net of current portion aggregated R$1,400.5 million and R$1,081.1 million at December 31, 2004 and 2003, respectively. The balance consists primarily of long-term expansion program loans from BNDES, working capital loans from Brazilian banks and debentures we issued.

     We have entered into nine lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation based on the TJLP plus an annual spread or are denominated based on a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 12(iii) to our financial statements.

     We cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and must comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) maintain a capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.40 and (ii) maintain a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Diniz group provided sureties with respect to the amount drawn down.

     We issued a number of convertible and non-convertible debentures between 1997 and 2002, some of which have since been converted to our non-voting preferred shares. At December 31, 2004, the fourth and fifth issues and Sendas first series were still outstanding in part.

     In 2000, we issued the fourth issue of convertible debentures due August 2005. At December 31, 2004, we had 99,908 convertible debentures outstanding from our fourth issue, totaling R$43.2 million. Only 92 of the convertible debentures from our fourth issue have been converted into preferred shares of our capital stock. We received proceeds equivalent to R$102.5 million. The debentures were indexed to the TJLP and accrue annual interest at 3.5% which is payable annually. The portion of TJLP exceeding 4.5% will be capitalized and added to the nominal value of debentures on the dates of interest payment. These debentures were repaid at maturity in August 2005.

     On October 4, 2002, the shareholders approved the fifth issue and public placement of debentures. We received proceeds equivalent to R$411.9 million, for 40,149 non-convertible debentures issued as the first series of this fifth issue. The debentures are indexed to the average rate of CDI and accrue an annual spread of 1.45% which is payable semi-annually. The remuneration of the first series was subject to renegotiation or a put exercised in October 2004. The first series was renegotiated to accrue of CDI plus an annual spread of 0.95% as from October 1, 2004, which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until the maturity date on October 1, 2007. At December 31, 2004, we had 40,149 non-convertible debentures outstanding from the first series of our fifth issue, totaling R$418.2 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to four.

     In April 2002, Sendas S.A. issued a private distribution placement of 10,550 debentures convertible into common shares of Sendas S.A. The debentures are indexed to the TJLP and accrue annual interest of 4% payable semi-annually. The debenture holders are entitled to receive a premium corresponding to a portion of the variation in the gross operating revenue of some Sendas S.A. stores. The debentures mature on April 1, 2007. At December 31, 2004, the debentures outstanding totaled R$132.6 million, which was paid in March 2005.

     For more information on our convertible and non-convertible debentures, see note 13 to our financial statements.

     On September 19, 2003, we concluded the structure of “Pão de Açúcar Fundo de Investimento em Direitos Creditórios” (or “PAFIDC”), a receivables securitization fund. The PAFIDC has duration of five years, renewable for one additional five-year period, beginning from the date of the first subscription of quotas. The capital structure of the PAFIDC is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by us. Senior quotas will be divided in two series: Series A for which the benchmark remuneration (i) was 103% of CDI (Certificado de Depósito Interbancário), an interbank variable interest rate, during the period beginning on the date of the first subscription of quotas and ending on February 20, 2004 and (ii) is 105% of CDI as from February 21, 2004; and Series B for which the benchmark remuneration is 101% of CDI. The holders of senior quotas series B will redeem both on June 23, 2006 and June 23, 2007, the principal amount of R$71.7 million, respectively and will redeem the remaining balance at the end of the fund’s duration. The series A quota holders will redeem their quotas at the end of the fund’s duration. Upon consolidation of PAFIDC, senior quotas are recorded as mandatory redeemable equity interest in securitization fund. Subordinated quotas have a single series. Beginning in February 2004, the quotas are nominative and could be listed for negotiation the over-the-counter market. We hold a retained interest of 19.4% (subordinated quotas) and will redeem the subordinated quotas only after the redemption of senior quotas (or at the end of the PAFIDC’s duration). Subordinated quotas are non-transferable and nominative. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the PAFIDC’s net assets after absorbing any default on the credit rights transferred to PAFIDC and any losses attributed to the PAFIDC.

     We invested R$100.0 million in October 2003 and R$29.9 million in July 2004, in subordinated quotas of PAFIDC and transferred credit rights to the securitization fund. In 2004, we transferred to PAFIDC customer credit financing, post-dated check credit sales and accounts receivable from credit card companies, in securitization transactions totaling R$4,990.9 million and R$1,275.4 in 2003, the outstanding balance of these receivables at December 31, 2004 was R$701.8 million. For all securitizations, we retained servicing responsibilities and subordinated interests. The delinquent credits will be collected by the PAFIDC’s administrator, which will be assisted by our collection department, for which we do not receive fees for such service. The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and the PAFIDC, the transfer of credit rights is irrevocable and non-retroactive, the transfer is definitive and not enforceable against us.

     We continue to implement our capital expansion and investment plan and currently intend to invest in 2005 approximately R$500.0 million in new projects, which includes R$247.0 million for the opening of new stores, R$155.0 million for store remodeling, R$47.0 million for technology and R$51.0 million for other investments.

     In 2004, our capital expenditures were R$559.4 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were

R$541.7 million for 2003 and R$984.3 million for 2002. For specific use of our capital expenditures in 2004, see “Item 4B – Information on the Company – Business Overview – Capital Expansion and Investment Plan.”

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

     5D. Trend Information

     The trends, which influence our sales, are primarily the patterns of consumer purchases through the year and the effects on consumer disposable incomes of such factors as economic conditions, consumer confidence, level of employment and credit conditions.

     5E. Off-balance sheet arrangements

     We have retained an interest in subordinated quotas (shares) of PAFIDC (see item 5B—Liquidity and Capital Resources), a receivables securitization fund described above. The securitization of receivables is accounted for as a sale under Brazilian GAAP to the extent that the receivables are sold to a securitization fund without recourse. We have entered into this off-balance sheet arrangement in order to increase our liquidity, as it enables us to anticipate the payment from credit sales of our customers to whom we provide credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers.

     Under U.S. GAAP, PAFIDC securization transactions do not qualify as sales and are recorded as a mandatorily redeemable equity interest in securitization funds in the amount of R$ 617.1 at December 31, 2004. At December 31, 2004, our retained interest in subordinated quotas, in the amount of R$158.4 million, represents our maximum exposure to loss under the securitization transactions. See note 5 (b) and 21(g) to our consolidated financial statements.

     Except for PAFIDC, we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

     5F. Tabular disclosure of contractual obligations

     The following table summarizes significant contractual obligations and commitments at December 31, 2004 that have an impact on our liquidity:

	Payment Due by Period

			One to		More
		Less than	three	Three to	than five
Contractual Obligations	Total	one year	years	five years	years

	(in millions of reais)

Loans and financing	2,110.8	1,234.9	787.5	88.0	0.4
Debentures	594.0	69.4	524.6	-	-
Estimated interest payments (1)	134.4	89.3	41.6	3.5	-
Taxes, payable in installments	376.5	44.7	132.7	88.5	110.6
Lease agreements (2)	1,869.0	273.4	468.1	351.2	776.3
Other	117.5	-	117.5	-	-

Total contractual obligations	5,202.2	1,711.7	2,072.0	531.2	887.3

(1) Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts. Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate at December 31, 2004. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.
(2) Lease agreements include capital lease obligations which are not distinguished in the Brazilian GAAP.

     In addition, we have made provisions for contingencies related to some of our unpaid taxes of R$922.3 million at December 31, 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A, 6B and 6C. Directors and Senior Management, Compensation and Board Practices

     We are managed by our Conselho de Administração, or board of directors and by our Diretoria, or executive officers committee.

     Following the implementation of the transactions contemplated by the Joint Venture Agreement celebrated on May 3, 2005 as described in “Item 4 - Information on the Company - History and Development of the Company – Co-Control by the Diniz Family and Casino”, our shareholders’ meetings held on June 22, 2005 and August 16, 2005 approved our corporate management structure reorganization. As a result of the reorganization, five special committees were created to support the management structure, whose attributions will be set forth by our board of directors, as well as the regulation of our executive officers’ duties and titles. For specific information regarding the new corporate structure and competences of our committees, see “- Committees”.

     At our general shareholders’ meeting held on June 22, 2005 and at our extraordinary shareholders’ meeting held on August 16, 2005, our shareholders also appointed new members to our board of directors and renewed the mandate of existing board members. Mr. Abilio Diniz has been re-confirmed as the Chairman of our board of directors and appointed as the Chairman of the board of directors of the Holding Company. As part of his duties as Chairman of our board of directors, Mr. Abilio Diniz is responsible for the general supervision of our strategy and activities and will serve as liaison between our board of directors and our executive officers committee. As Chairman of our board of directors, Mr. Abilio Diniz has a casting vote for matters in the regular course of our business. See “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders - Shareholders’ Transactions – Holding Company Shareholders’ Agreement.” Also on June 22, 2005, our directors renewed the mandate of existing officers.

Board of Directors

     According to our by-laws, our board of directors consists of at least 3 (three) and up to 18 (eighteen) members. In addition, our founding shareholder is entitled to be a member of our board as Honorable Chairman. The directors meet ordinarily, at least once a month, and extraordinarily whenever required. The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three-year terms and are required to be our shareholders. The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Currently our board of directors consists of one honorary member and fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, three external directors and five representatives of the Casino group, whose term of office expires in 2008. Our board of directors is currently composed of the following members:

Name	Position	Since

Valentim dos Santos Diniz(1)	Honorable Chairman	2003
Abílio dos Santos Diniz(2)	Chairman	2003
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2002
João Paulo Falleiros dos Santos Diniz	Director	1999
Pedro Paulo Falleiros dos Santos Diniz	Director	2003
Geyze Marchesi Diniz	Director	2005
Maria Silvia Bastos Marques	Director	2003
Gerald Dinu Reiss	Director	1995
Candido Botelho Bracher	Director	2005
Jean-Charles Henri Naouri	Director	2005
Jacques Patrice Marie Joseph Tierny	Director	2005
Hakim Laurent Aouani	Director	2005
Francis André Mauger	Director	2005
Joël Luc Albert Mornet	Director	2005
Henri Philippe Reichstul	Director	2005
________________________________________

(1)	Valentim dos Santos Diniz had been our Chairman since 1995 until his appointment as our Honorable Chairman in 2003.
(2)	Abilio dos Santos Diniz had been a director of our board of directors from 1995 until 1999 when he became Vice-Chairman and from 2003 on he became Chairman of our board.

Executive Officers Committee

     Our executive officers committee is composed of at least 2 (two) and up to 12 (twelve) members, being one the Chief Executive Officer and the others executive officers, elected by our board of directors. The general responsibilities of our executive officers are determined pursuant to our by-laws, and their duties and titles will be established by our board of directors.

     The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to stockholders each fiscal year on the status of our business activities and presenting the year-end balance sheets and other legally required financial statements, submitting investment programs and budgets to our board of directors.

     Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. Currently, the term of all executive officers expires in 2008. At our board of director’ meeting held on June 22, 2005, our executive officers were appointed and their attributions and titles were established as follows:

Name	Position

Augusto Marques da Cruz Filho	Chief Executive Officer
Jean Henri Albert Armand Duboc	Extra Hypermarket Officer
José Roberto Coimbra Tambasco	Pão de Açúcar Supermarket Officer
Hugo Antonio Jordão Bethlem	Comprebem/Sendas Supermarket Officer
César Suaki dos Santos	Commercial Officer
Enéas César Pestana Neto	Administrative Officer
Caio Racy Mattar	Investment and Construction Officer
Maria Aparecida Fonseca	Human Resources Officer
Fernando Queiroz Tracanella	Investor Relations Officer

     Fiscal Council

     Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council (conselho fiscal). However, we are required to establish a fiscal council upon the request of shareholders who hold at least 2% of the common shares or 1% of the preferred shares, pursuant to CVM Instruction 324, dated as of January 19, 2000. Any fiscal council would consist of three and up to five members and an equal number of alternates. The members of the fiscal council would be elected, at the maximum, for one-year terms, but can be reelected for additional one-year terms. Holders of preferred shares, voting as a class, would be entitled to elect one member (and his or her alternate) by majority vote of the shareholders present at the meeting at which members of the fiscal council are elected, and holders of common shares would be entitled to elect the other members (and their respective alternates), provided that such holders represent at least 10% of the common shares. The primary responsibility of the fiscal council, which, if established, would act independently from our management and external auditors, would be to review our consolidated financial statements and report on them to our shareholders.

Committees

     Pursuant to our by-laws, we currently have the following five special committees: (i) Audit Committee; (ii) Human Resources and Compensation Committee; (iii) Financial Committee; (iv) Innovation and Development Committee; and (v) Institutional Marketing and Social Responsibility Committee, which will be responsible for making proposals or recommendations and giving their opinion to our board of directors in their specific areas of expertise whenever called upon. The attributions of each committee will be set forth by our board of directors, as well as the members of each committee will be appointed by our board of directors, solely among its members, and will also designate the President of each special committee. Each special committee will be composed of 3 (three) and up to 5 (five) members for a term of office of 3 (three) years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

     Audit Committee

     The audit committee holds meetings quarterly and has the following assignments: (i) to review the appointment by our board of directors of the independent public accountants who will audit our financial statements; (ii) to review the financial statements and the annual and quarterly financial statements together with the accompanying reports, through discussions with our Chief Executive Officer, Chief Financial Officer and/or with the Administrative Officer; (iii) to review the internal control systems, and in a more generic way to examine our audit, accounting and management procedures, through discussions with our Chief Executive Officer and the Administrative Officer; and (iv) to review and discuss any fact or event likely to have a material impact on our financial situation and/or any of our controlled companies in relation to the obligations and/or risks, compliance with laws and regulations and any material pending litigation, and more particularly those matters concerning risk management and identification and prevention of management errors.

     The responsibilities of the audit committee are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. Our audit committee is composed of Gerald Dinu Reiss, as President, Maria Silvia Bastos Marques and Henri Philippe Reichstul.

     Human Resources and Compensation Committee

     The human resources and compensation committee holds meetings at least once every two months and will have the following assignments: (i) to provide guidelines to the profile of the officer that will become our Chief Executive Officer; (ii) to examine candidates for election to our board of directors, in light of their commercial experience, expertise and economic, social and cultural activity; (iii) to examine candidates for appointment to our executive officers committee; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using similar Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using similar Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our company and our controlled companies who could be our future leaders and follow up the development of their career. Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D’Avila, Geyze Marchesi Diniz, Jean-Charles Henri Naouri and Francis André Mauger.

     Financial Committee

     The financial committee holds meetings at least once every two months and will have the following assignments: (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us and any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to accompany and supervise the implementation and accomplishment of our annual investment plan; (vi) to accompany the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure. Our financial committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Hakim Laurent Aouani, Jacques Patrice Marie Joseph Tierny and Gerald Dinu Reiss.

     Innovation and Development Committee

     The innovation and development committee will hold meetings at least once every three months and will have the following assignments: (i) to review the projects related to business and technology innovations as well as to recommend to our company the introduction of such innovations; (ii) to review and propose market opportunities or new business formats to strengthen our growth strategy; and (iii) to review the real estate expansion plans. Our innovation and development committee is composed of Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Francis André Mauger and Joël Luc Albert Mornet.

     Institutional Marketing and Social Responsibility Committee

     The institutional marketing and social responsibility committee will hold meetings at least twice a year and will have the following functions: (i) to analyze our marketing policy and communication strategy for each of our store formats; (ii) to create, prepare and implement our marketing plans; (iii) to create and propose new targets to our executive officers committee related to its institutional marketing; and (iv) to review and recommend actions regarding the development of social responsibility projects involving our company. Our institutional marketing and social responsibility committee is currently composed by Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Francis André Mauger, Joël Luc Albert Mornet and Gerald Dinu Reiss.

     Advisory Board

In addition to the committees described above, our by-laws provide for an ad hoc advisory board of up to 13 (thirteen) members, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors. Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the president of our board of directors. The current term of all members of our advisory board is 3 (three) years, reelection being permitted, and such members may receive a compensation set forth by our general shareholders’ meeting. Our advisory board was elected by our shareholders in the shareholders’ meeting held on June 22, 2005 and is comprised of the following members: Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales and Arthur Antonio Sendas.

Biographical Information

     Mr. Valentim dos Santos Diniz is the Honorary Chairman of our board of directors. Mr. Diniz founded the Pão de Açúcar Group in 1948.

     Mr. Abilio dos Santos Diniz is the Chairman of our board of directors. Mr. Abilio Diniz was one of the founders of São Paulo's supermarket association, and was also a founder of ABRAS. He is a former member of the Brazilian National Monetary Council. Mr. Abilio Diniz holds a bachelor's degree in Business Administration from Fundação Getúlio Vargas and has attended Columbia University in New York and the University of Ohio at Dayton. Mr. Abilio Diniz is the son of Mr. Valentim dos Santos Diniz.

     Mrs. Ana Maria Falleiros dos Santos Diniz D'Avila is a member of our board of directors. She has a bachelor's degree in Business Administration from Fundação Armando Álvares Penteado (FAAP) and post-graduate degree in Marketing from Fundação Getúlio Vargas and from FAAP. Mrs. Diniz D'Avila is the daughter of Mr. Abilio Diniz.

     Mr. João Paulo Falleiros dos Santos Diniz is a member of our board of directors. Mr. João Paulo Diniz began his career with us in 1985. He was an executive officer in charge of our associated companies and our International Division. Mr. João Paulo Diniz has a bachelor's degree in Business Administration from Fundação Getúlio Vargas and has attended the London Business School. Mr. João Paulo Diniz is the son of Mr. Abilio Diniz.

     Mr. Pedro Paulo Falleiros dos Santos Diniz is a member of our board of directors. Mr. Pedro Paulo Diniz began his career with us in 2003. Mr. Pedro Paulo Diniz is a businessman and the president of PPD Sports. Mr. Pedro Paulo Diniz is the son of Mr. Abilio Diniz.

     Mrs. Geyze Marchesi Diniz is a member of our board of directors. She has a bachelor's degree in Economics and earned an MBA from Fundação Getúlio Vargas. Mrs. Marchesi Diniz is Mr. Abilio Diniz’ wife.

     Mrs. Maria Silvia Bastos Marques is a member of our board of directors. Mrs. Marques is a partner in the Brazilian consulting firm MS & CR2 Finanças Corporativas. She was the former President of the Instituto Brasileiro de Siderurgia, Officer-Director of Companhia Siderúrgica Nacional, Municipal Secretary of Finance of the City of Rio de Janeiro and Director of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Mrs. Marques has a degree in Public Administration from Fundação Getúlio Vargas, where she earned a master's degree and a doctoral degree.

     Mr. Gerald Dinu Reiss is a member of our board of directors. Mr. Reiss is a partner in the Brazilian consulting firm Reiss & Castanheira Consultoria e Empreendimentos Industriais. He was the former Planning Manager of Metal Leve S.A. and Executive Vice-President of Cevekol S.A. Mr. Reiss has a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo - USP and has earned MBA and Ph.D. degrees from the University of California at Berkeley.

     Mr. Candido Botelho Bracher is a member of our board of directors. Mr. Bracher was a director of Banco Itamarati S.A. and Vice President of BADESP – Banco de Desenvolvimento do Estado de São Paulo S.A. Mr. Bracher has a degree in Business Administration from Fundação Getúlio Vargas.

     Mr. Jean-Charles Henri Naouri is a member of our board of directors. Mr. Naouri is Chairman and Chief Executive Officer of Casino Groupe.

     Mr. Jacques Patrice Marie Joseph Tierny is a member of our board of directors. Mr. Tierny is Executive Deputy Managing Director and responsible for administration and finances of Casino Groupe.

     Mr. Hakim Laurent Aouani is a member of our board of directors. Mr. Aouani is Director of Corporate Finance at Casino Groupe. Mr. Aouani received a degree from SUPELEC Engineering School with major in telecommunication and also holds a degree in business administration from HEC Business School.

     Mr. Francis André Mauger is a member of our board of directors. Mr. Mauger is Director of Latin America Operation of Casino Groupe. Mr. Mauger has attended The Ecole Hôteliere de Lausanne – Swiss.

     Mr. Joël Luc Albert Mornet is a member of our board of directors. Mr. Mornet is Non-food Activities Director from Casino Groupe. He was the former Director of Galeries Lafayette and FNAC in France. Mr. Mornet holds a degree in business administration from HEC Business School.

     Mr. Henri Philippe Reichstul is a member of our board of directors. Mr.Reichstul is the Chairman of - G & R – Gestão Empresarial (Own Consulting Company), since 2003. He was the CEO of Globopar, Petrobras and Vice-President and Partner of Banco Inter American Express S.A. He was also Vice-Minister of Planning Ministry of Brazil. He has a degree in Economics, from University of São Paulo and has Post-Graduate studies in Economics at Hertford College, University of Oxford.

     Mr. Augusto Marques da Cruz Filho is our Chief Executive Officer. He has been employed by us since September 1994. Mr. Marques da Cruz Filho is a former Finance Director of Tintas Coral S.A. of the Bunge Born Group. Mr. Marques da Cruz Filho was also a member of the board of directors of Arafértil ISF – Ipiranga Serrana de Fertilizantes. He has a degree in Economics from Universidade de São Paulo - USP.

     Mr. Jean Henri A. Duboc is our Extra Hypermarket Division Officer. He was a former executive officer of TAM and chairman of Carrefour Brazil.

     Mr. José Roberto Coimbra Tambasco is our Pão de Açúcar Supermarket Division Officer. Mr. Tambasco, who has worked for us since 1979, has a degree in Business Administration from Fundação Getúlio Vargas.

     Mr. Hugo A. Jordão Bethlem is our Comprebem and Sendas Supermarket Division Officer. Mr. Bethlem was the Commercial Officer of DiCicco, Jerônimo Martins, Parque Temático Play Center and Carrefour. Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas – FMU and has a postgraduate degree in Administration from Cornell University.

     Mr. César Suaki dos Santos is our Commercial Officer. Mr. dos Santos previously served as the person-in-charge of one of the business units of Grupo Ultra and was responsible for the acquisition and logistical division of Grupo Martins. Mr. dos Santos has a degree in Engineering from Universidade de São Paulo – USP where he earned a master's degree.

     Mr. Enéas César Pestana Neto is our Administrative Officer. He was the Vice-President of Laboratorio Delboni Auriemo and has worked at GP Investimentos and Carrefour. Mr. Pestana holds a degree in Accounting from Pontificia Católica de São Paulo – PUC.

     Mr. Caio Racy Mattar is our Investment and Construction Officer. He previously served as a member of the executive office of Reúne Engenharia e Construções Ltda. He is also a member of the board of directors of Paramount Lansul S.A. Mr. Mattar has an Engineering degree from Instituto de Engenharia Paulista and has attended the London Business School.

     Mrs. Maria Aparecida Fonseca is our Human Resources Officer. Mrs. Fonseca has a degree in Mathematics and a post-graduate degree in Finance from Universidade São Judas Tadeu. She also has a postgraduate degree in Human Resources from Universidade Federal de Pernambuco.

     Mr. Fernando Queiroz Tracanella is our Investor Relations Officer. Mr. Tracanella has worked at União de Bancos Brasileiros S.A. (Unibanco), Banco Francês e Brasileiro – BFB and Deutsche Bank. Mr. Tracanella holds a degree in Business Administration from Pontifícia Universidade Católica de São Paulo – PUC.

     For the year ended December 31, 2004, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$11.2 million. Other non-cash benefits in 2004 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

6D. Employees

     Our workforce at December 31, 2004 consisted of 63,484 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our hourly employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

     The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2004:

	At December 31(1)

	2004	2003	2002	2001	2000

Operational	53,177	46,094	47,623	42,599	43,204
Administrative	10,307	9,463	10,275	9,461	6,902

Total	63,484	55,557	57,898	52,060	50,106

________________________________________
(1)	Based on the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the final month of each period presented by 220 hours.

6E. Share Ownership

Stock Option Plan

     In 1997, our shareholders approved a compensatory stock option plan for our management and certain employees. Our stock option plan is designed to obtain and retain the services of executives and certain employees. Only options covering preferred shares are granted.

     Our stock option plan is administered by a committee elected by our board of directors. This committee periodically grants share options setting the terms thereof and determining the employees to be included. In addition to managing our stock option plan, the committee is responsible for selecting the manager and employee beneficiaries who are entitled to benefit from the option plan as well as establishing the specific terms and conditions of each option agreement (including the quantity of shares to be acquired) applicable to each of the beneficiaries. The exercise price will not be lower than 60% of the weighted average market price of our shares on the São Paulo Stock Exchange during the four business days preceding the date of the option agreement.

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

	Share options (thousands)

	2004	2003

Options outstanding at beginning of year	1,439,340	1,395,960
Options granted
Series 7 (granted May 16, 2003, exercise price R$40.00 per 1,000
shares)	-	499,840
Series 8 (granted April 30, 2004, exercise price R$52.00 per 1,000
shares)	431,110	-
Options exercised
Series 3 - December 17, 2003 - capital increase of R$5,629	-	(256,100)
Series 3 – March 26. 2004 – capital increase of R$1,797	(80,000)	-
Options forfeited	(83,580)	(200,360)

Outstanding options granted at end of year	1,706,870	1,439,340

Share options available at end of year for future grants	1,988,469	2,335,999

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     7A. Major Shareholders

     The following table sets forth information as of December 31, 2004 with respect to holdings of our capital stock:

	Common Shares		Preferred Shares (1)		Total

	Number of		Number of
	Common	Percentage	Preferred	Percentage	Number of	Percentage
Shareholder	Shares	of Total	Shares	of Total	Shares	of Total

PAIC (2)	38,334,474,340	60.40%	7,493,147,989	14.97%	45,827,622,329	40.37%
Valentim dos Santos
Diniz	2,280,975,580	3.59	-	-	2,280,975,580	2.01
Península
Participações Ltda. (3)	6,458,266,960	10.17	7,746,144	0.02	6,466,013,104	5.70
Abilio dos Santos Diniz	253,726,605	0.40	-	-	253,726,605	0.22
João Paulo F. dos Santos
Diniz	10	-	8,900,000	0.02	8,900,010	0.01
Ana Maria F. dos Santos
Diniz D’Ávila	10	-	40,500,000	0.08	40,500,010	0.04
Pedro Paulo F. Dos
Santos Diniz	360,850	-	-	-	360,850	-
Apart New Particip.			5,474,058		5,474,058	0.01
Ltda	-	-		0.01
Capitólio Particip. Ltda	-	-	160,314,807	0.32	160,314,807	0.14
Lucília Maria Diniz	894,094,860	1.41	1,072,391	-	895,167,251	0.79
Casino Group	15,218,575,935	23.98	13,622,650,344	27.22	28,841,226,279	25.41
Others (4)	30,336,249	0.05	28,711,622,301	57.36	28,741,958,550	25.31

Total	63,470,811,399	100.00%	50,051,428,034	100.00%	113,522,239,433	100.00%

________________________________________
(1)
In August 1999 and September 2000, we issued the equivalent of R$303 million and R$100 million, respectively, of principal amount of debentures, which are convertible into preferred shares. Some of these debentures have already been converted into preferred shares. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and note 13 to the financial statements included in this annual report. The authorized share capital (the number of shares up to which the board of directors can issue shares without the approval of a shareholders' meeting) at December 31, 2003 is 150 billion shares. The balance of unissued shares in relation to the authorized share capital relates to unissued common and preferred shares.

(2)
Pão de Açúcar S.A. Indústria e Comercio–PAIC is controlled by Mr. Abilio dos Santos Diniz and Península Participações. Other shareholders included Mr. Valentim dos Santos Diniz and Mrs. Lucília Maria Diniz.

(3)
Península Participações Ltda. is controlled by Mr. Abilio dos Santos Diniz and his children. Upon the death of Mr. Abilio dos Santos Diniz, his children, Ana Maria Falleiros dos Santos Diniz D’Avila, Mr. João Paulo Falleiros dos Santos Diniz, Mrs. Adriana Falleiros dos Santos Diniz and Mr. Pedro Paulo Falleiros dos Santos Diniz, will own and control 100% of Península Participações’ voting quotas (ownership units).

(4)
Comprises the shares held by the members of our board of directors, except for shares held by Mr. Valentim dos Santos Diniz, Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, Mr. João Paulo Falleiros dos Santos Diniz and Mr. Pedro Paulo Falleiros dos Santos Diniz.

     Following the implementation of the transactions contemplated by the Joint Venture Agreement entered into on May 3, 2005 by our shareholders in the Diniz group and the Casino group, described in “Item 4 - Information on the Company - History and Development of the Company – Co-control by the Diniz Family and Casino,” our capital stock is now distributed among our shareholders as detailed below:

	Common Shares		Preferred Shares (1)		Total
Shareholder	Number of Common Shares (in billions)	Percentage of Total	Number of Preferred Shares (in billions)	Percentage of Total	Number of Shares (in billions)	Percentage of Total
Holding Company	32.7	65.6	0.0	0.0	32.7	28.8
Casino Group	14.3	28.7	2.1	3.2	16.4	14.4
Abilio dos Santos	1.4	2.8	13.8	21.7	15.2	13.4
Diniz (2)(3)
Other(4)	1.4	2.9	47.8	75.1	49.2	43.4
Total	49.8	100	63.7	100	113.5	100

(1)	In August 1999 and September 2000, we issued the equivalent of R$303 million and R$100 million, respectively, of principal amount of debentures, which are convertible into preferred shares. Some of these debentures have already been converted into preferred shares. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and note 13 to the financial statements included in this annual report. The authorized share capital (the number of shares up to which the board of directors can issue shares without the approval of a shareholders’ meeting) at December 31, 2003 is 150 billion shares. The balance of unissued shares in relation to the authorized share capital relates to unissued common and preferred shares.
(2)	Directly or through controlled companies other than the Holding Company.
(3)	The common shares owned by Abilio dos Santos Diniz and Lucília Maria dos Santos Diniz are subject to Casino’s call option, as discussed in “Item 4 – Information on the Company - History and Development of the Company – Co-control by the Diniz Family and Casino – Casino’s call option for 2.5% of share capital.”
(4)	Includes 1.4 billion common shares and 4.8 billion preferred shares held by Lucília Maria dos Santos Diniz, 16.4 billion preferred shares held by Valentim dos Santos Diniz, and reflects overall 13.6 billion common shares that were converted into preferred shares.

At December 31, 2004, there were:

  an aggregate of 50,051,428,034 preferred shares issued and outstanding and 63,470,811,399 common shares issued and outstanding, and
  18,178,522,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 36.4% of the total of preferred shares outstanding.

Shareholders’ Transactions

     On October 17, 2000, we issued 100,000 convertible debentures due August 2005, 41,962 of which were subscribed by the Casino group in November 2000 and repaid at maturity in August 2005.

     As part of the transactions contemplated by the Joint Venture Agreement described in “Item 4 - Information on the Company - History and Development of the Company – Co-Control by the Diniz Family and Casino,” the 1999 shareholders’ agreement with the Casino group was superseded by (i) a new Holding Company Shareholders’ Agreement between the Diniz group and the Casino group that outlines the rules for the exercise of our co-control, corporate governance and restrictions on transfer of the Holding Company’s shares; and (ii) a new CBD Shareholders’ Agreement between the Diniz group, the Casino group and the Holding Company that governs their relationship in light of the Holding Company Shareholders’ Agreement, and establish that the Diniz group and the Casino group will vote CBD shares in accordance with instructions given by the Holding Company.

Holding Company Shareholders’ Agreement

Pursuant to the Holding Company Shareholders’ Agreement, the Diniz group, at the Holding Company level:

  may appoint (i) two directors and respective alternates (out of four members) of the board of directors of the Holding Company, and (ii) two executive officers of the Holding Company;
  may appoint the Chairman of the board of directors of the Holding Company up to the 7th year after the date of implementation of the joint venture.

The Diniz group, at our company’s level:

  may appoint five directors to our board of directors;
  may appoint the Chairman of our board of directors up to the 7th year after the date of implementation of the joint venture; from the beginning of the 8th year after the date of implementation of the joint venture and every three years thereafter, there will be an alternating appointment of the Chairman of our board of directors between the two groups, and the Casino group will have the right to the first alternate appointment, for a term-in-office comprising June 22, 2012 to June 21, 2015; however, the Casino group has agreed, for this first alternate appointment, that Mr. Abilio Diniz will continue as Chairman of our board of directors, provided that we maintain a good performance track record. Moreover, for any subsequent terms as to which the Casino group is entitled to name the Chairman, Casino has agreed that Mr. Abilio Diniz will remain Chairman as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record;
  may cast a casting vote if the Casino group requests a lower distribution of dividends by us than the Diniz group prefers, in which case the Diniz group may effect dividends of up to 40% of our annual profits.

The Casino group, at the Holding Company level:

  may appoint (i) two directors and respective alternates (out of four members) of the board of directors of the Holding Company, and (ii) two executive officers of the Holding Company;
  may appoint the Chairman of the board of directors of the Holding Company (i) from the beginning of the 8th year until the end of the 9th year after the date of implementation of the joint venture, which if exercised, would trigger a share put and call option in respect of the Diniz group’s shares of the Holding Company, and (ii) from the beginning of the 10th year after the date of implementation of the joint venture, if the Diniz group transfers any common shares of the Holding Company to a third party.

The Casino group, at our company’s level:

  may appoint five directors to our board of directors;
  may cast a casting vote if the Diniz group requests a lower distribution of dividends by us than the Casino group prefers, in which case the Casino group may effect dividends of up to 32.5% of our annual profits;
  may determine the kind or classes of new shares or convertible securities issued by us, if any, and only the Casino group will subscribe new common shares or securities convertible into common shares issued by us (although the Diniz group may veto these rights, as described below).

     Both the Casino group and the Diniz group are subject to limitations on the purchase of our preferred shares on the open market, which limitations vary according to the percentage of shares freely available to the investing public. However, the Casino group is free to acquire any of our common or preferred shares held by the Diniz group.

     In addition, both the Casino group and the Diniz group have, except in certain circumstances, the right of first refusal with respect to shares or convertible securities of the Holding Company to be disposed of by any of them. The Casino group may not sell its shares in the Holding Company for 18 months from the date of execution of the Holding Company Shareholders’ Agreement, and the Diniz group may not sell its shares in the Holding Company for 9 years from such date (or, if the Casino group appoints the Chairman of the board of directors of the Holding Company, on the date of such appointment).

     If the Casino group appoints the Chairman of the board of directors of the Holding Company or acquires shares of the Holding Company from the Diniz group under certain circumstances, the Diniz group, as long as it holds specified share amounts in the Holding Company or us, will only have, except under certain circumstances, the following Diniz Group Rights: (A) veto rights regarding, among other matters: (i) any corporate restructuring of our company or of the Holding Company; (ii) certain contracts or agreements entered into by and between us and the Holding Company; (iii) any change in our dividend policy or that of the Holding Company; (iv) the delisting, or any change in the rights and characteristics, of our shares; and (B) certain other rights regarding the election and composition of our board of directors, including Mr. Abilio Diniz’s right to remain as the Chairman of our board of directors as long as he is mentally and physically fit for the function of Chairman and as long as we maintain a good performance track record.

     The Holding Company Shareholders’ Agreement provides that the Diniz group and the Casino group will not compete with each other in the food retailing business in Argentina, Uruguay, Paraguay, and Colombia, and they may not engage in the food retailing business in Brazil through any entity other than us. The non-compete provision will continue for 3 years counted from the date either party ceases to be the owner of at least 10% of the voting capital stock of the Holding Company, except that Diniz group may not compete with the Casino group as long as any of its members (i) remains a direct or indirect shareholder of the Brazilian corporation that received real estate properties from us and rents them to us (see “Item 4 – Information on the Company – Co-Control by the Diniz Family and Casino”) or (ii) keeps, in whole or in part, the Diniz Group Rights described above.

     Our company also has a preemptive right to take advantage of business opportunities identified by either (i) certain members of the Diniz group or the Casino group in a new business other than the food retail business in Brazil or (ii) the Diniz group or the Casino group in a food retail business in Portugal on a 50%-50% basis with whichever shareholder identified the opportunity.

     The Holding Company Shareholders’ Agreement has a term of 40 years and terminates automatically (except with respect to the 3-year non-compete provision and in certain circumstances the Diniz Group Rights described above) when either of the Casino group or the Diniz group ceases to hold 10% of the Holding Company’s shares or convertible securities.

     CBD Shareholders’ Agreement

     According to the CBD Shareholders’ Agreement, the Diniz group and the Casino group are obligated to vote together and in the same way that the Holding Company votes at any of our general shareholders’ meetings.

     The Holding Company has, except in certain circumstances, the right of first refusal with respect to our shares or convertible securities to be disposed of by any of the Casino group and/or the Diniz group.

     If our preferred shares come to have any voting rights by operation of law, the Casino group and/or the Diniz group will automatically cede such voting right to the Holding Company. For the period the preferred shares have any voting rights, the Casino group will be free to acquire our preferred shares from any third party, provided that any voting rights are ceded to the Holding Company.

     The Casino group will not convert, during the term of the CBD Shareholders’ Agreement, any of our common shares held by it into preferred shares, unless authorized by the Holding Company.

     The CBD Shareholders’ Agreement will remain valid as long as the Holding Company is our controlling shareholder.

     7B. Related Party Transactions

     From time to time we have entered into transactions with the Diniz group and other related parties for the provision of certain services. In the past, we and our shareholders have advanced funds to each other and may do so in the future. If our shareholders advance funds to us, or if we advance funds to our shareholders, the transaction will be conducted on the same terms applied to third parties. The following discussion summarizes certain of the significant agreements and arrangements among us and certain of our affiliates.

Leases

     We currently lease properties from some members of the Diniz family, some of whom are our shareholders. These properties include one store from Mr. Valentim dos Santos Diniz and two stores from Mr. Abilio dos Santos Diniz, six stores from Mr. Arnaldo dos Santos Diniz, five stores from Mrs. Vera Lúcia dos Santos Diniz and eight stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, all children of Mr. Valentim dos Santos Diniz and 57 stores from the Sendas family, aggregate payments in 2004 under those leases equaled approximately R$ 14.7 million (2003 - R$15.0 million) from the Diniz family and R$27.0 million from the Sendas family. We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis.

Related Party Financing

     In November 2000, the Casino Group subscribed 41,962 convertible debentures from our fourth issue out of a total of 100,000 convertible debentures. These debentures were repaid at maturity in August 2005. Interest expense related to the debentures was R$3.9 million in 2004. See note 8 to the financial statements.

The Sendas Association

     We and Mr. Abilio dos Santos Diniz, Península Participações and PAIC are parties to a shareholders’ agreement dated February 29, 2004 with Sendas S.A., or Sendas, and its direct and indirect controlling shareholders Sendas Empreendimentos e Participações Ltda. and our board member Mr. Arthur Antonio Sendas, a copy of which was previously filed. The main purpose of the shareholders’ agreement is to regulate our relations with Sendas as shareholders of Sendas Distribuidora, a joint participation of which we hold 50% of the voting stock and Sendas holds the remaining 50% of the voting stock.

Pursuant to this agreement:

  as long as we and Sendas continue to own shares representing 50% of the joint participation (defined under the shareholders’ agreement as the sum of ours and Sendas equity interests in the voting capital of Sendas Distribuidora), we and Sendas are entitled to separately appoint four members and two alternates of the board of directors of Sendas Distribuidora, while the remaining four members are jointly indicated by mutual agreement;
  two directors appointed by us or two directors appointed by Sendas can veto specific business decisions of Sendas Distribuidora, including certain transactions involving amounts greater than R$20 million, the performance by the Sendas Distribuidora of activities outside its corporate purpose or the approval or review of the Sendas Distribuidora’s annual investment programs;
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

  we have the right to appoint all executive officers of Sendas Distribuidora, who must be professionals with high reputations and renowned competence, which enables us to be fully responsible for the operating and administrative management of Sendas Distribuidora and to have complete freedom in connection with the day-to-day operational decisions; and
  as long as we and Sendas continue to own fifty percent of the joint participation, our resolutions as shareholders of Sendas Distribuidora must be taken by consensus. However, if the equity participation of any of us falls below fifty percent of the joint participation, the shareholders’ resolutions will have to be decided by a simple majority vote, giving the minority shareholder in this case the right to veto certain major corporate decisions, such as changes to provisions in the by-laws of Sendas Distribuidora regarding its capital stock, issuance of securities and dividends policies, as well as the mergers, spin-offs and other corporate reorganizations, among others. This veto right will be valid provided that the minority shareholder continues to own more than 25 percent of the joint participation.

     The shareholders’ agreement also establishes certain rights relating to the transfer to third parties of Sendas Distribuidora’s shares owned by us or by Sendas as described below:

  we and Sendas have rights of first refusal in connection with the offer of shares (or respective subscription rights) to third parties, except when such offer is made to our or Sendas’ controlling shareholders or controlled companies or when it involves the transfer of one share to each director appointed by us or by Sendas; and
  in addition to offering the right of first refusal described above, we and Sendas, as the case may be, are also required to offer a tag along right to the other shareholder if the proposed sale involves common shares representing more than 10% of the joint participation. In this case, such shareholder has the right to sell the same amount of Sendas Distribuidora’s shares being offered by the other shareholder at the same terms and conditions.
  in addition, if Mr. Abilio Diniz decides to transfer, either direct or indirectly, our own equity control, Sendas will be entitled, pursuant to the shareholders’ agreement, to exercise a put option right against the prospective purchaser and therefore to sell the totality of its Sendas Distribuidoras’ shares to such purchaser at the price fixed by the shareholders’ agreement. On the other hand, if Sendas’ controlling shareholder receives from a third party an offer for Sendas’ control, we are entitled to either exercise a right of first refusal and acquire the shares at the terms and conditions offered by such third party or to acquire, at the price fixed under the shareholders’ agreement, the totality of shares in the capital stock of Sendas Distribuidora owned by Sendas.
  the shareholders’ agreement also provides that Sendas may at any time as of February 1, 2007 exercise the right to exchange the totality or a portion of its paid-in shares in Sendas Distribuidora for preferred shares representing our capital stock. In such case, we can alternatively (i) carry out the share exchange; (ii) purchase in cash, at the fair market price determined by independent experts, as described in the shareholders’ agreement, the shares upon which the right of share exchange has been exercised; or (iii) accomplish the exchange transaction through several corporate procedures such as capital increases, mergers of shares and others. In addition to the cash or shares received, as the case may be, Sendas would also have the right, in case all its shares in Sendas Distribuidora were exchanged for our preferred shares, to subscribe to one class A common share that would be issued by Sendas Distribuidora. This special share would allow it to appoint, in a separate voting procedure, one member of the Sendas Distribuidora’s board of directors.

    However, if Sendas transferred more than 75% of our preferred shares following the exchange, it would be required to sell back such shares to us and therefore it would cease to have the special rights provided therein. In addition, Sendas would also be subject to limitations in the amount of our preferred shares, which it could sell in the open market.

    We and Sendas have also agreed pursuant to the shareholders’ agreement not to compete, either independently or jointly with third parties, with Sendas Distribuidora in the food retailing business in the state of Rio de Janeiro and, in the future, in the state of Espírito Santo, for so long as the shareholders’ agreement is in effect.

    7C. Interests of Experts and Counsel

    Not applicable.

ITEM 8. FINANCIAL INFORMATION

      8A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business described below. These include general civil, tax and labor litigation and administrative proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. See note 14 to the financial statements.

     The following probable losses and existing tax obligations under dispute have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

	2004	2003

	(millions of reais)
Taxes:
Taxes on revenues	$805.7	$759.0
Social security	32.8	272.0
Income tax	10.6	48.4
Other	44.1	22.0
Labor claims	29.1	19.3

Total accrued liabilities for legal proceedings	$922.3	$1,120.7

     Taxes on Revenues

     We are questioning the constitutionality of the increase of the tax rate of the PIS and the COFINS taxes, which accrue on revenues, as well as the expansion of their tax basis as of February 1, 1999 because we believe these changes could only be introduced by a law complementary to the Federal Constitution. On September 1999, the lower court issued a ruling in our favor. The federal government appealed the decision and is awaiting a final judgment. At December 31, 2004, we had a provision of R$805.7 million that we believe corresponds to the amount of PIS and COFINS we did not collect, based on the lower court decision, and this provision is monetarily updated.

     In March 2004, we filed an injunction seeking a judicial authorization so as to ensure the right to enlist the credit resulting from the COFINS levied on the inventory at the rate of 7.6% in a single installment. The preliminary order was granted. The chances of success for this lawsuit are deemed possible.

     Other

     The Company is defendant, at several judicial levels, in lawsuits of tax and civil natures. The Company sets up provisions for losses in amounts considered to be sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

     Social Security Taxes

     We are challenging the constitutionality of some social security contributions, such as the contributions for education allowance (salário educação) and for worker’s compensation insurance (SAT), as well as our right to offset the amount we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not been collecting some of these contributions and/or we have been offsetting overpaid contributions with other social security contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed these decisions and is awaiting a final judgment. Since it is probable that we will not prevail in these lawsuits, as of December 31, 2004, we had a provision of R$32.8 million that we believe corresponds to the amount of the social security contributions we did not collect, based on the preliminary orders, and this provision is monetarily updated.

     Following judicial precedent in decisions which were unfavorable for other tax payers in similar lawsuits, we decided to withdraw certain claims and legal actions, opting to join the Special Installments Program (Parcelamento Especial - PAES) pursuant to Law 10,684/2003 and pay the amount of R$256.6 million of social security contributions in installments. As of December 31, 2004, the amount of R$262.7 million was recorded in our current liabilities and long-term liabilities as Taxes payable in installments.

     Income Tax

     In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 6.3% for February 1989. The federal government also appealed the decision and is awaiting a final judgment. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2004, we had a provision of R$10.6 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 6.3% inflationary index for February 1989 and the 70.3% rate, which was fully settled in June 2005.

     We were challenging a limitation on tax loss offsets imposed by Brazilian law on the grounds that it was unconstitutional, and had obtained a legal injunction providing protection against possible fines. We had a provision of R$10.8 million at December 31, 2003, which was paid in March 2004.

     Labor Claims

     We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2004, we had a provision of R$29.1 million for labor related loss contingencies, since it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

     Other Tax-Related Matters

     In June 1990, we filed an injunction seeking protection for non-payment of the Brazilian social contribution on profits, which we claimed to be unconstitutional based on the fact that this tax should have been enacted by a complementary law to the Brazilian Constitution. We obtained a favorable decision from the lower court in March 1991. Although no appeal was presented by the Federal government, pursuant to Brazilian law, this lawsuit was submitted to mandatory review of the Regional Federal Court, which in February 1992, confirmed the lower court’s decision. Based on the opinion of our legal counsel, we believe that the federal tax authorities have no further legal recourse available to collect this contribution on a retroactive basis.

     Nevertheless, the Federal Government filed tax assessment notices trying to collect the unpaid social contribution on profits, which on March 31, 2005 amounted approximately R$60.5 million. Defenses were presented based on the same arguments described above and are pending decision. According to our lawyers, our chances of success in these administrative defenses are deemed possible, accordingly, we did not accrue any provision.

Dividend Policy and Dividends

     General

     Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each year at which an annual dividend may be declared. Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such bylaws, an amount equal to that established 50% of the net profits adjusted pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the net profits adjusted according to Brazilian corporate law. See item “10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends”.

     Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other funds legally available therefor. See “Item 10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.” Payments of cash distributions by us on preferred shares underlying the ADSs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert these proceeds into U.S. dollars and will cause these U.S. dollars to be delivered to the depositary for distribution to you. Dividends paid to shareholders, including holders of the ADSs, are currently not subject to Brazilian withholding tax. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

     In addition, the Brazilian corporate law establishes that the holders of the preferred shares will be entitled to priority in receiving a fixed or minimum annual preferred dividend and/or reimbursement of capital, with or without a premium. Accordingly, under our by-laws, the preferred shares are entitled to: (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, (ii) priority in reimbursement of capital, without premium, in case of liquidation, (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings and (iv) receipt of the mandatory dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares. In addition, pursuant to the Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares is not paid for a period of three consecutive years, which voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares.

     Consequently, under our by-laws, to the extent funds are available therefor, dividends and/or interest on shareholders’ equity are paid in the following order: (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.15 per 1,000 preferred shares; and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares, each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition. We are authorized, but not required, to distribute a greater amount of dividends.

     Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the board of directors. Under the Brazilian corporate law, dividends generally are required to be paid to the holder of record on the date of the annual shareholders’ meeting at which the dividend was declared, within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Brazilian company has no liability for such payment. Brazilian companies are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

     Payments of cash distributions by us on preferred shares underlying the ADSs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert these proceeds into U.S. dollars and will cause these U.S. dollars to be delivered to the depositary for distribution to you. Dividends paid to shareholders, including holders of the ADSs, are currently not subject to Brazilian withholding tax. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

     Dividend Policy and History of Dividend Payments

     The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2000:

Period	Description	First payment date	R$ per 1,000 preferred shares	R$ per 1,000 common shares	Total amount in dividends and interest on shareholders’ equity (in R$ millions)

2000	Dividends and	June 2001	1.8161	1.8161	195.0
	interest on
	shareholders’ equity
2001	Dividends	June 2002	0.5375	0.5375	60.8
2002	Dividends	June 2003	0.5252	0.5252	59.4
2003	Dividends	June 2004	0.5088	0.4626	54.8
2004	Dividends	June 2005 (1)	0.8265	0.7513	89.1
___________________
(1)
The proposed dividend accrued in December 31, 2004 was approved at the annual shareholders’ meeting on April 29, 2005 and was paid on June 22, 2005. According to Brazilian corporate law, we must pay declared dividends within 60 days after the approval.

     Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations – Registered Capital.” The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the registrar for the preferred shares underlying the ADSs. The current registrar is Banco Itaú S.A.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.” Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are exempt from Brazilian withholding tax in respect to profits accrued as of January 1, 1996. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

     8B. Significant Changes

     We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

      9A. Offer and Listing Details

     Our preferred shares are traded on the São Paulo Stock Exchange – BOVESPA under the trading symbol PCAR4. Our preferred shares in the form of American depositary shares, or ADSs, also trade on the New York Stock Exchange under the trading symbol “CBD” and on the Luxembourg Stock Exchange. We became a U.S. registered company listed on the New York Stock Exchange in May 1997.

     Each ADS represents 1,000 preferred shares, without par value. The ADSs are evidenced by American depositary receipts, or ADRs, issued by The Bank of New York, as depositary.

     At December 31, 2004, there were:

  an aggregate of 50,051,428,034 preferred shares issued and outstanding and 63,470,811,399 common shares issued and outstanding, and
  18,178,522,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 36.4% of the total of preferred shares outstanding.

     The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the São Paulo Stock Exchange, in reais and U.S. dollars:

	High	Low	High	Low

Calendar Period	R$ per 1,000 Preferred Shares		US$ per 1,000 Preferred Shares (1)		R$ Average Daily Trading Volume

2000	73.30	50.50	37.49	25.83	2,535,200
2001	75.43	33.25	32.51	14.33	2,362,045
2002	60.00	40.00	16.98	11.32	1,788,932
2003:
1st quarter	55.20	40.00	16.46	11.93	1,177,199
2nd quarter	48.50	41.02	16.89	14.28	2,211,580
3rd quarter	60.10	44.00	20.56	15.05	3,152,337
4th quarter	71.00	53.40	24.57	18.48	3,636,630
2004:
1st quarter	77.47	56.60	26.63	19.46	2,572,387
2nd quarter	63.20	42.94	20.34	13.82	2,575,033
3rd quarter	62.90	53.49	22.00	18.71	4,619,435
4th quarter	69.00	57.59	25.99	21.70	3,593,056
2005:
1st quarter	67.90	55.00	25.47	20.63	5,746,677
2nd quarter	57.00	46.85	24.25	19.93	3,745,354

Share prices for the most recent six months are as follows:
March 2005	63.38	55.00	23.77	20.63	5,275,271
April 2005	57.00	50.70	22.52	20.03	3,683,355
May 2005	56.60	48.06	23.55	19.99	3,081,940
June 2005	54.00	46.85	22.97	19.93	4,434,975
July 2005	52.85	43.90	21.83	18.68	5,795,985
August 2005	58.90	52.20	24.34	21.95	5,498,434
___________________
(1)	Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. There was a significant devaluation of the Brazilian real in early 2001 and 2002. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.”

     On September 8, 2005, the closing sale price for the preferred shares on the São Paulo Stock Exchange was R$58.60 per 1,000 preferred shares, equivalent to US$25.26 per ADS translated at the exchange rate of R$2.3198 per US$1.00, the commercial market rate on such date.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs

2000	39.31	27.63	76.87	54.03	3,616,927
2001	38.88	12.50	90.22	29.01	3,601,605
2002	25.05	11.48	88.51	40.56	1,832,312
2003:
1st quarter	16.25	11.44	54.49	38.36	1,264,833
2nd quarter	16.46	13.04	47.27	37.45	2,402,446
3rd quarter	20.29	15.50	59.32	45.31	3,191,037
4th quarter	25.15	18.71	72.66	54.06	2,589,283
2004:
1st quarter	27.74	19.30	80.68	56.14	3,527,041
2nd quarter	22.00	13.37	68.37	41.55	3,174,933
3rd quarter	21.38	17.41	61.12	49.77	3,029,943
4th quarter	25.60	20.65	67.95	54.81	3,421,341
2005:
1st quarter	26.02	20.85	69.37	55.59	4,356,430
2nd quarter	22.96	19.89	53.97	46.75	4,103,298

Share prices for the most recent six months are as follows:

March 2005	23.90	20.85	63.72	55.59	4,602,871
April 2005	22.11	19.96	55.97	50.52	3,439,565
May 2005	22.96	19.92	55.19	47.88	4,312,444
June 2005	22.18	19.89	52.13	46.75	4,312,298
July 2005	21.93	18.56	53.09	44.36	8,304,457
August 2005	24.70	22.11	58.03	52.59	7,028,563

      9B. Plan of Distribution

      Not applicable.

      9C. Markets

Trading on the Brazilian Stock Exchanges

     The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange.

     Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação de Custódia, or CBLC, which is wholly owned by that exchange.

     At July 31, 2005, the aggregate market capitalization of the 383 companies listed on the São Paulo Stock Exchange was equivalent to approximately R$890.4 billion and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public.

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, the Brazilian securities commission, which has authority over stock exchanges and the securities markets generally, the Conselho Monetário National–CMN, the national monetary council, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

Corporate Governance Practices

     As a Brazilian company listed on the Nível 1 das Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo (Level 1 of the Differentiated Practices of Corporate Governance of the São Paulo Stock Exchange or “Level 1”) we must comply with the corporate governance standards set forth in the Brazilian corporate law, the rules of the CVM and the Regulamento de Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo (the Differentiated Practices of Corporate Governance of the São Paulo Stock Exchange or the “Level One Regulation”), as well as our own bylaws.

     On November 4, 2003, the SEC approved the new corporate governance rules established by the NYSE. Pursuant to these rules, foreign private issuers that are listed on the NYSE, such as we are, must disclose any significant differences in corporate governance practices compared to U.S. domestic companies under the listing rules of the NYSE.

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Currently our board of directors consists of one honorable member and fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, five representatives of the Casino group, and three external directors.

     Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Because we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

     According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions.

     The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, our board of directors consists of one honorable member and fourteen members elected by our shareholders, all of whom are non-management directors. Therefore we are in compliance with this standard.

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee and a Corporate Governance Committee. Although we are not required to have a Compensation Committee, we currently have a Human Resources and Compensation Committee, which, among other assignments, will review and discuss management compensation. See “Item 6 – Directors, Senior Management and Employees – Committees”. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

     Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council (conselho fiscal). The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We do not maintain a permanent fiscal council, however if necessary we should install one upon the vote of 2% of our common shares shareholders or 1% of the holders of our preferred shares, pursuant to CVM Instruction 324, dated as of January 19, 2000. In order to comply with the requirements of the Sarbanes-Oxley Act and the rules and regulations of the NYSE, we finished the implementation of an independent audit committee composed of three independent members, which are members of our board.

Shareholder Approval of Equity Compensation Plans

     Our board of directors is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected. However, any issuance of new shares that exceeds such authorized capital is subject to shareholder approval.

Corporate Governance Guidelines

     We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian corporate law. We believe the corporate governance guidelines applicable to us under Brazilian corporate law are consistent with the guidelines established by the NYSE. We have adopted and observe the Policy of Disclosure of Acts or Relevant Facts and the Preservation of Confidentiality of CBD, which deals with the public disclosure of all relevant information as per CVM’s guidelines. Also, we comply with the CVM rules relating to transactions involving the trading by our management of our securities.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented our Code of Ethics in 2000 to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules, we later implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. For more information about our Code of Ethics, see “Item 16B – Code of Ethics”.

     In addition to complying with the rules of corporate governance applicable to us under Brazilian law, we intend to gradually comply with substantially all of the new rules established by the NYSE and the SEC applicable to domestic US companies.

     9D. Selling Shareholders

     Not applicable.

     9E. Dilution

     Not applicable.

     9F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

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

Objects and Purposes

     We are a publicly held corporation with principal place of business and jurisdiction in the City of São Paulo, Brazil, governed mainly by Brazilian laws (including the Brazilian corporate law), CVM regulations and our by-laws.

     Our main business purpose is to sell manufactured, semi-manufactured and natural products of both national and foreign origin, of any and all kind and description, nature or quality, provided that they are not forbidden by law. Furthermore, we may also engage in a wide range of activities set forth in article 2 of our bylaws.

Preferred Shares and Common Shares

     General

     Pursuant to the Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert at any time their common shares into preferred shares. See “- Conversion of Common Shares into Preferred Shares” below.

     Pursuant to the Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to:

     (i) priority in the receipt of fixed or minimum dividend;

     (ii) priority in the reimbursement of capital, with or without premium; or

     (iii) cumulative preferences and advantages established in items (i) and (ii) above.

     Furthermore, the preferred shares will only be admitted for trading on the Brazilian stock exchanges if they are entitled to at least one of the following preferences:

  right to participate in the distribution of the mandatory dividend of 25% of our adjusted net profits , pursuant to the following criteria (See “- Allocation of Net Profits and Distribution of Dividends – Mandatory Dividends” for a description of calculation of our adjusted net profits):

              (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and

              (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above.

  right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares; or
  tag-along right of at least 80% of the price paid to the controlling shareholder in case of transfer of control.

          In this sense, our by-laws sets forth that the preferred shares are entitled to the following advantaged and preferences:

(i)	priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.15 per batch of 1,000 preferred shares that is accounted for as a portion of the mandatory dividends (as mentioned below);

(ii)	priority in the reimbursement of capital, without premium, in the event of our liquidation;

(iii)	participation under equal conditions with common shares, in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

(iv)	each preferred share will be entitled to a mandatory dividend 10% (ten per cent) higher than the dividend amount attributed to each common share (including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid pursuant to item (i) above).

      Under the Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights. See “–Withdrawal Rights” for a description of withdrawal rights.

Allocation of Net Profits and Distribution of Dividends

     Allocation of Net Profits

     Brazilian corporate law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution for such fiscal year, and amounts allocated to employees’ and management’s participation in the results in such fiscal year. The allocation of our net profits is proposed by our management and is subject to approval by our shareholders at a general shareholders’ meeting. The discretion of our management and our shareholders to determine the allocation of our net profits, however, is limited by certain rules that determine whether such net profits should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

     Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits. Adjusted net profits is net profits following the addition or subtraction of:

amounts allocated to the formation of a legal reserve account;

amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years;

  amounts allocated to the statutory reserve, if any;
  amounts allocated to the unrealized profit reserve;
  amounts allocated to the retained profit reserve; and
  reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

     The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

     Legal reserve account. We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. The allocation of a portion of the net profits to the legal reserve account is mandatory and it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may only be transferred to our capital account or used to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock. The legal reserve account is not available for the payment of dividends.

     Discretionary reserve accounts. We are permitted to provide for the allocation of part of our net profits to discretionary reserve accounts set forth in our by-laws. Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the net profits adjusted according to the Brazilian corporate law. See “Item 10B – Allocation of Net Profits and Distribution of Dividends”. The total amount of this reserve may not exceed the amount corresponding to our share capital. Our shareholders may amend our by-laws in order to establish one or more other discretionary reserves. The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

     Contingency reserve account. A portion of our net profits may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

     Retention of our net profits based on a capital expenditure budget. A portion of our net profits may be retained for discretionary appropriations for capital expenditure projects, the amount of which is based on a capital expenditure budget previously presented by our management and approved by our shareholders. If a project relating to this approved capital expenditure budget has a term exceeding one year, the budget relating to the project must be submitted to the general shareholders’ meeting each fiscal year until the relevant investment is completed. The allocation of our net profits to discretionary reserve accounts and to investment project reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

     Unrealized income reserve account. The portion of the mandatory dividends that exceeds the net profits actually realized in that year may be allocated to the unrealized income reserve account. Unrealized income is that resulting from the equity pick up result and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year.

     The unrealized income reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

     The balance of the profits reserve accounts, except for the contingency reserve account and unrealized income reserve account, may not exceed the share capital. If this happens, a shareholders’ meeting must resolve if the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

     If our board of directors determines prior to a general shareholders’ meeting that payment of mandatory dividends with respect to the prior fiscal year would be incompatible in view of our financial condition, we would not be required to pay the mandatory dividend. This determination must be reviewed by the fiscal council, if it is convened, and our management must report to the CVM within five days of the relevant general shareholders meeting. The amount of mandatory dividends not distributed as a consequence of the Brazilian corporation’s financial condition will be registered on a special account and, if not offset against losses in future years, will be distributed as mandatory dividends as soon as the corporation’s financial condition permits.

     Distribution of Dividends

     Under the Brazilian corporate law and our by-laws, we may pay dividends only from:

(i) our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by:

  accumulated losses from prior fiscal years;
  provisions for income tax and social contribution for such fiscal year; and
  amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our Profit Sharing Program (participações estatutárias). Furthermore, our by-laws authorize not only a profit sharing plan for employees and managers, but also a stock option plan. The amount to be paid in connection with both plans is set forth by our board of directors and must not exceed an amount equal to 15% of our net profits. Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders.

(ii) our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

(iii) our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized income reserve account, not including the legal reserve account.

     Under our by-laws, our preferred shares are entitled to a minimum non-cumulative annual preferred dividend of R$0.15 per 1,000 preferred shares, which must be paid in each fiscal year in which there are amounts to be distributed. Such amounts are accounted for as a portion of the mandatory dividends. In addition, pursuant to the Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares is not paid for a period of three consecutive years. On the other hand, such voting right will cease upon the payment of minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares.

     The possibility of not paying the mandatory dividends is based on our financial condition (see “– Mandatory Dividends”). Consequently, under our by-laws, to the extent funds are available therefore, dividends and/or interest on shareholders’ equity will be paid in the following order:

     (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.15 per 1,000 preferred shares; and

     (ii) each preferred share will be entitled to a dividend that is 10% higher than the dividend of each common share, including for purposes of this calculation the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares. We are authorized, but not required, to distribute a greater amount of dividends.

     Dividends are generally to be declared at general shareholders’ meetings in accordance with the recommendation of the board of directors. Our board of directors may declare interim dividends out of the accrued profits recorded in our financial statements most recently approved by our shareholders or out of the accrued profits of the first six months of the fiscal year in which the declaration of dividends will be made. Further, we may pay dividends out of the net profits accounted for in our quarterly financial statements. These quarterly interim dividends may not be greater than the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year the interim dividends were paid.

     Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “Item 10E – Taxation –Brazilian Tax Considerations.”

     Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record on the declaration date, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared.

     A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares, after which we have no liability for such payment. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

     Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP and reconciled to U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the financial statements.

     Conversion of Common Shares into Preferred Shares

     Our by-laws do not provide for the conversion of preferred shares into common shares. In accordance with our by-laws, our shareholders may at any time convert our common shares into preferred shares, provided that such common shares are fully paid and that the total of preferred shares issued do not exceed the limit of two-thirds of all outstanding shares. The requests for conversion must be submitted in writing to our executive officers committee and subsequently ratified at the next board of directors meeting.

Interest on Shareholders’ Equity

     We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders, which payment may be treated as a deductible expense for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of the holders of our common shares. Payments of interest on shareholders’ equity, net of withholding tax, may be used to satisfy a company’s mandatory distribution obligation. This interest is limited to the daily pro rata variation of the TJLP, the Brazilian government’s long-term interest rate, as determined by the Brazilian Central Bank from time to time, and cannot exceed, for tax purposes, the greater of (i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

     Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15%. See “Item 10E – Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. We are required to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distribution. To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

Voting Rights

     Each common share entitles the holder thereof to one vote at meetings of our shareholders. Preferred shares do not entitle the holder to vote.

     The Brazilian corporate law provides that non-voting or restricted voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights, provided that the company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s by-laws) to pay any fixed or minimum dividend to which such shares are entitled and such voting rights exist until the payment thereof is made. Our by-laws do not set forth any shorter period.

     In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

     Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding at least one-half of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares.

     This meeting would be called by publication of a notice on at least three occasions in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, our principal place of business, at least 15 days prior to the meeting but would not generally require any other form of notice. We have designated Folha de São Paulo for this purpose.

     According to the Brazilian corporate law, (i) our shareholders that jointly hold preferred shares that represent, at least, 10% of our total capital stock, and (ii) holders of our common shares that are not our controlling shareholders and represent, at least, 15% of our total voting stock, will have the right to elect one member of our board of directors and its alternate. In case our non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they hold jointly, at least, 10% of our total capital, they may elect a member of our board of directors and its alternate. Only shareholders that prove that they have been holding the shares for at least 3 continuous months may exercise such rights.

Shareholders’ Meetings

     Under the Brazilian corporate law, at an annual general meeting of shareholders, or an extraordinary general meeting, convened and held in accordance with such law and our by-laws, the shareholders are empowered to decide all matters relating to our business purposes.

   Pursuant to the Brazilian corporate law, shareholders voting at a general meeting have the power, among others, to:

  amend to our by-laws;
  delisting of the company from CVM (to become a privatly by held company);
  approval of the issuance of convertible debentures and secured debentures;
  election or dismissal of members of our board of directors and of our fiscal council, at any time;
  receipt of the management’s accounts and approval of the financial statements, including the allocation of net profits;
  suspension of the rights of a shareholder who has violated Brazilian corporate law or our by-laws;
  approval of the valuation of assets to be paid in our capital stock;
  approval of the transformation of our corporate form or of our merger with or into another company (incorporação or fusão), spin-off (cisão), consolidation or split;
  approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review the reports; and
  authorization of management to petition for our bankruptcy, to declare our company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

     In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

  appointment and removal of the Chairman of our board of directors;
  approval of the annual global compensation of the members of our management, including benefits;
  approval of or amendment to our annual operating plan;
  approval of any issuance of common or preferred shares up to the limit of the authorized capital (200,000,000,000 shares), and/or any bonuses, debentures convertible into our shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which we are or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;
  approval of any agreement or amendment to any agreement, directly or indirectly, between us and/or our affiliates and any of our controlling shareholders or their relatives, members of our management or any of our controlled companies and affiliates, except those agreements executed in ordinary course of business, which should be contracted on an arm’s-length basis (market conditions);
  approval of any delisting from trading on any stock exchange or filings for new listings;
  approval of any change in our dividend policy;
  approval of any joint venture between us and third parties (“Joint Venture”) involving an individual investment or cumulated over a fiscal year in excess of the amount equivalent in Reais to US$ 100,000,000 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six percent) of our net worth (“patrimônio líquido”) as determined in its latest annual balance sheet, whichever is the higher, provided that the Joint Venture was previously approved by our board of directors;

  approval of any purchase, sale, disposal of or creation of lien on any asset of ours or any other investment made by us (“Investment”) in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of our net worth (“patrimônio líquido”) as determined in its latest annual balance sheet, whichever is higher; and
  approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures (“Financial Arrangement”) in excess of an individual amount equal to 2 (two) times EBITDA of the preceding 12 (twelve) months.

     In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors will have the following duties:

  approval of any Investment in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to 20,000,000 (twenty million U.S. Dollars) or in excess of an amount equal to 1% (one per cent) and up to 6% (six per cent) of our net worth (“patrimônio líquido”) as determined in its latest annual balance sheet, whichever is higher; and
  approval of any Financial Arrangement in excess of an individual amount equivalent to 0.5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months.

     According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:

  the right to participate in the distribution of profits;
  the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;
  the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described in “Preemptive rights”;
  the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “Withdrawal rights”; and
  the right to supervise, pursuant to Brazilian corporate law, the management of the Company.

     Quorum. Generally, Brazilian corporate law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are called to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

     As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

  modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;
  reduce the percentage of mandatory dividends;
  change our corporate purpose;

  merge us into or with (fusão or incorporação) another company;
  spin off a portion of our assets or liabilities;
  approve our participation in a group of companies (as defined in the Brazilian corporate law);
  apply for cancellation of any voluntary liquidation;
  merge all our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and
  approve our dissolution.

     Notice of our shareholders’ meetings. Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located and another newspaper widely published, currently Folha de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

     Conditions of admission. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares they intend to vote.

     A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporation officer, a lawyer or a financial institution. Investment funds must be represented by their manager.

Preemptive Rights on Increase in Preferred Share Capital

     Under the Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option program. A shareholder has a general preemptive right to subscribe for debentures convertible into shares of our company, rights to acquire our shares and subscription warrants that we may issue. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, except if otherwise determined by the by-laws or the shareholder meeting, and the right is negotiable.

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

     According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares each of them already holds. Notwithstanding that, if the company issues shares that cause changes to the existing proportion of classes and types of shares, the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and, only if necessary to maintain its participation on the total capital stock, may subscribe for other classes or types of shares.

     Therefore, in the event of a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe only newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us. For risks associated with preemptive rights, see “Item 3D – Key Information – Risk Factors.”

Withdrawal Rights

     Neither the common shares nor the preferred shares are redeemable. Any of our shareholders who dissents from certain actions taken by our shareholders in a shareholders’ meeting has the right to withdraw from our company and to receive the value of his shares. According to the Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that our shareholders representing at least one-half of our issued and outstanding voting capital authorize:

(i)	the creation of preferred shares or the disproportional increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by- laws;
(ii)	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or the creation of a new class with greater privileges than the existing classes of preferred shares;
(iii)	a reduction in the mandatory distribution of dividends;
(iv)	a change in our corporate purposes;
(v)	the transfer of all of our shares to another company in order to make us a wholly owned subsidiary of such company or vice versa (incorporação de ações);
(vi)	the acquisition of control of another company, the price of which exceeds certain limits set forth in the Brazilian corporate law;
(vii)	our merger into or with another company (incorporação or fusão), including if we are merged into one of our controlling companies, or are consolidated with another company;
(viii)	our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;
(ix)	a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies; or
(x)	the transformation of our company into another type of company.

     Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) an “incorporação de ações” as described above, (b) a spin-off or (c) a merger or a consolidation of a Brazilian publicly listed company fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

     The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In items (i) and (ii) above, the resolution will be effective only upon the prior approval or confirmation within one year by the preferred shareholders, which must be made at a special meeting, in which case the 30-day term is counted from the date the minutes of the special meeting are published. In any event, we are entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of the 30-day term mentioned above if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

     In addition, the rights of withdrawal in items (v), (vi), (vii) and (viii) above may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are part of the Bovespa Index, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control have less than 50% of the shares or class of shares.

     Our preferred shares may be withdrawn at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a special balance sheet that is of a date within sixty days of such shareholders’ meeting. In this case, we must immediately pay 80% of the book value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the relevant shareholders’ meeting.

Form and Transfer of Shares

     Our preferred shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book-entry form services with Banco Itaú S.A., or the registrar, which performs all the services of safekeeping and transfer of our shares and related services.

     Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to Resolution 2,689, the foreign investor should also seek an amendment, if necessary, through its local agent, of the relevant registration with the Central Bank to reflect the new ownership.

     The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Other Dispositions

     In addition to the provisions already described in this annual report, the Brazilian corporate law and current regulations set forth:

  upon a sale of control, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;
  if provided for in the by-laws, disputes among our shareholders will be subject to arbitration. Our by-laws currently do not provide for arbitration;
  upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares considering the total number of outstanding shares;
  members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders;
  our controlling shareholders, the shareholders that elect members to our board of directors and to the fiscal council, our directors, members of fiscal council and our executive officers will be required to disclose any purchase or sale of our shares to the CVM and to the São Paulo Stock Exchange; and
  the chairman of any shareholders’ or board of directors’ meeting will disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

     We have amended our by-laws to meet certain mandatory provisions of the Brazilian corporate law.

     10C. Material Contracts

     Other than the Joint Venture Agreement and related agreements between the Diniz group and the Casino Group, described under “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders’ Transactions,” and between us and Sendas described under “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – The Sendas association,” we have not entered into any material contracts outside the normal course of our business.

     10D. Exchange Controls

     The ownership of preferred or common shares by individuals or legal entities domiciled outside Brazil is subject to restrictions established in the Brazilian Constitution.

     The right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Central Bank.

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

     This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of January 26, 2000, as amended, or Resolution 2,689, of CMN, the National Monetary Council, by a duly registered investor or, if not a registered investor under Resolution 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See “Item 10E – Taxation – Brazilian Tax Considerations.”

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

     Pursuant to Resolution 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

  appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;
  appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM;
  register as a foreign investor with the CVM, the Brazilian securities commission; and
  register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

     Investors under Resolution 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item l0E – Taxation – Brazilian Tax Considerations.”

     10E. Taxation

     This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder. In particular, this summary deals only with holders that will hold preferred shares or ADSs as capital assets, and does not address the tax treatment of holders that may be subject to special tax rules, including, but not limited to, banks, insurance companies, dealers in securities, persons that will hold, for tax purposes, preferred shares or ADSs as a position in a “straddle” or “conversion transaction,” U.S. persons that have a “functional currency” other than the U.S. dollar and persons that own or are treated as owning 10% or more of our voting shares. Investors in and holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences to them of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or other national tax laws.

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “non-Brazilian holder”). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

     A holder of ADSs may withdraw them in exchange for preferred shares in Brazil. Pursuant to Brazilian law, investors may invest in the preferred shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council.

Resolution No. 2,689 allows non-Brazilian investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside of Brazil.

     Pursuant to Resolution 2,689, a foreign investor must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment, (2) complete the appropriate foreign investor registration form, (3) register as a foreign investor with the CVM, and (4) register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

     Taxation of Dividends

     As a result of the tax legislation, law nº 9,249, adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

     Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not currently subject to Brazilian tax. However, according to Law No. 10,833 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833 , considering the general and unclear scope of it and the lack of judicial court ruling with respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below), if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain.

     Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below) on gains realized on sales or exchanges of preferred shares that occur, off of Brazilian stock, future and commodities exchanges. Non-Brazilian holders are subject to income tax currently at a rate of 15% on gains realized on sales in Brazil of preferred shares that occur on the Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a “tax haven” (as described below) and: (1) such sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In the two latter cases, the gains realized are exempt from income tax. Such “gain realized” is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold.

     Additionally, the transactions with the preferred shares conducted on the Brazilian stock, future or commodities exchange are subject to withholding income tax of 0.005% on the value of the sale or disposition (to be offset against tax due on eventual capital gains), except in case of a non-Brazilian holder who is not resident in a “tax haven” (defined below) and is registered under Resolution 2,689.

     There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of preferred shares.

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

     Interest on Shareholders’ Equity

     Distribution of an interest on shareholders’ equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below). Such payments, subject to certain limitations, are deductible for Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder’s account and approved at our general meeting of shareholders. To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on capital, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

     Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdiction

     Law 9779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered as a “tax haven” is subject to income tax withholding at a rate of 25%. “Tax havens” are considered to be places which do not impose any income tax or which impose such tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. Accordingly, if the distribution of interest on shareholders’ equity is made to a beneficiary resident or domiciled in a “tax haven,” the income tax rate applicable will be 25% instead of 15%. Capital gains related to transactions not conducted in the Brazilian stock exchange (for “gains realized”) are subject to this 25% tax. The 25% rate is not applicable for capital gains obtained in transactions conducted in the Brazilian stock exchange, which remains subject to income tax at the rate of 15%.

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

     Tax on Bank Account Transactions (CPMF)

     As a general rule, CPMF is imposed on debits to bank accounts. Therefore, transactions by the depositary or by holders of preferred shares which involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to a financial transactions tax, the CPMF tax. The CPMF tax is a temporary contribution on financial transactions, at a current rate of 0.38%, despite the fact that, for some cases, transactions involving foreign investors may be exempt from CPMF. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

     Taxation of Foreign Exchange Transactions (IOF/Câmbio)

     Pursuant to Decree 4,494/2000, IOF/Câmbio may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the rate of IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

     Tax on Bonds and Securities Transactions (IOF/Títulos)

     Law 8,894/1994 created the Tax on Bonds and Securities Transactions, the IOF/Títulos, which may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

U.S. Federal Income Tax Considerations

     The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets (generally, for investment purposes). This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative pronouncements of the Internal Revenue Service and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

     This summary does not purport to address all the material federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

     As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

(i)	a citizen or resident alien individual of the United States;
(ii)	a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);
(iii)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
(iv)	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

     Taxation of Distributions

     In general, distributions with respect to the preferred shares or the ADSs (which likely would include distributions of interest on shareholders’ equity, as described above under “– Brazilian Tax Considerations – Interest Attributed to Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2004 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year.

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

     Dividends paid by us generally will constitute income from non-U.S. sources and will not be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax pursuant to recently enacted legislation. U.S. holders should be aware that the U.S. Internal Revenue Service (“IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

     Taxation of Capital Gains

     Deposits and withdrawals of preferred shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such holder’s adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. Alternatively, a U.S. holder may take a deduction for such Brazilian tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

     Passive Foreign Investment Company Rules

     Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors.

     U.S. Backup Withholding and Information Reporting

     A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

     10F. Dividends and Paying Agents

     Not applicable.

     10G. Statement by Experts

     Not applicable.

     10H. Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. You may also inspect these reports and other information at the offices of the New York Stock Exchange Inc., 120 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file financial statements and other periodic reports with the CVM.

     Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at: Avenida Brigadeiro Luiz Antônio, no. 3,142, CEP 01402-901, São Paulo, SP, Brazil.

     10I. Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

     We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See notes 19 and 21 (q) to our financial statements for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk management.

     We use derivative financial instruments for purposes other than trading and do so to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. These instruments do not qualify for deferral, hedge, accrual or settlement accounting, with the resulting gains and losses reflected in the statement of operations within “financial income” and “financial expense,” respectively.

     Since late 1999, we have adopted a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank (Certificado de Depósito Interbancário - CDI) variable interest rate. Amounts are normally consummated with the same financial institutions and for the same maturity periods. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

     We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating currency and interest rates. We enter into cross-currency interest rate swaps to protect foreign currency exposure. Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends. We realized and unrealized gains and losses on these contracts which are included within “financial income” and “financial expense,” respectively.

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

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2004. See notes 12 and 13 to our financial statements.

	As of December 31, 2004

	Expected Maturity Date						Total	Fair Value	Average Interest Rate (Annual Charges)

	2005	2006	2007	2008	2009	There- after

				(millions of reais)

Assets:
Cash and banks in reais	230.3	-	-	-	-	-	230.3	230.3
Cash equivalents denominated in reais	875.2	-	-		-	-	875.2	875.2	100.3% of CDI
Total cash and cash equivalents	1,105.5	-	-	-	-	-	1,105.5	1,105.5

Liabilities:
Loans and financing:
Denominated in U.S. dollars	8.1	-	-	-	-	-	8.1	8.1	Foreign exchange
Floating rate, denominated in foreign currency	24.5	22.0	17.0	10.0	10.0	-	83.5	83.1	3.7% over basket of
									foreign currencies (2)
Floating rate, denominated in reais(1)	1,060.7	316.8	261.8	-	-	-	1,639.3	1,628.7	103.4% of CDI
Floating rate, denominated in reais	141.6	108.3	61.8	36.2	31.6	0.4	379.9	377.4	3.5% over TJLP
Total loans and financing	1,234.9	447.1	340.6	46.2	41.6	0.4	2,110.8	2,097.3

Debentures:
Floating rate, denominated in reais	52.7	-	123.1	-	-	-	175.8	174.0	3.75% over TJLP
Floating rate, denominated in reais	16.7	-	401.5	-	-	-	418.2	412.8	1.33% over CDI
Total debentures	69.4	-	524.6	-	-	-	594.0	586.8

(1) We entered into cross-currency interest rate swaps in the same amount to exchange the U.S. dollars exposure for R$ indexed by CDI.
(2) Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.
___________________

The annual TJLP, which is modified quarterly was as follows:

	2004	2003	2002

First quarter	10.00%	11.00%	10.00%
Second quarter	9.75	12.00	9.50
Third quarter	9.75	12.00	10.00
Fourth quarter	9.75	11.00	10.00

The TJLP was 9.75% in the first semester of 2005, respectively.

	Annualized Rate

		As of December 31

	Six months ended
	June 30, 2005	2004	2003	2002
IGP-M (1)	1.8%	12.4%	8.7%	25.3%
CDI (2)	19.7%	16.6%	16.3%	24.8%
TR	1.3%	1.8%	4.6%	2.8%
(1)	Índice Geral de Preços - Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2)	Certificado de Depósito Interbancário (interbank variable interest rate), annualized rate at the end of each period.

     We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2004, we had no committed line of credit agreements, other than the BNDES contracts. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a discussion of these agreements.

Foreign Exchange Risk

     We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. Primary exposure is to the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Since January 1, 2000 and through December 31, 2004, the U.S. dollar appreciated by 48.4% against the real, and as of December 31, 2004, the commercial market rate for purchasing U.S. dollars was R$2.6544 to US$1.00. In the first six months of 2005, the real appreciated by 12.9% against the U.S. dollar, and as of June 30, 2005, the commercial market rate for purchasing U.S. dollars was R$2.3504 to US$1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2004 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$30.3 million at December 31, 2004 compared to R$30.6 million at December 31, 2003. Our net foreign currency exposure is represented by the debt due to import financing and lease agreements. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2004.

	As of December 31, 2004

	Expected Maturity Date

						There- after
	2005	2006	2007	2008	2009		Total	Fair Value
				(millions of reais)

Loans and financing:
U.S. dollars	8.1	-	-	-	-	-	8.1	8.1
Foreign currancies (2)	24.5	22.0	17.0	10.0	10.0	-	83.5	83.1
Reais (1)	1,060.7	316.8	261.8	-	-	-	1,639.3	1,628.7
Reais	141.6	108.3	61.8	36.2	31.6	0.4	379.9	377.4
Total loans and financing	1,234.9	447.1	340.6	46.2	41.6	0.4	2,110.8	2,097.3

Debentures:
Reais	69.4	-	524.6	-	-	-	594.0	586.8
Total debentures	69.4	-	524.6	-	-	-	594.0	586.8

(1)	Originally U.S. dollar-denominated and swapped to R$ indexed by CDI.
(2)	Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 12 and 13 to the financial statements. As of December 31, 2004, the originally U.S. dollar-denominated debt of R$1,639.4 million (2003 – R$1,324.1 million) which was covered by floating rate swaps in Brazilian reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	As of December 31, 2004

	Expected Maturity Date

								Fair Value of Assets
						There- after			Average Paying	Average
	2005	2006	2007	2008	2009		Total	(Liabilities)	Rate in Reais	Receiving Rate
				(millions of reais)

Cross-currency and interest rate
swap contracts notional amount:
Loans and financing:
U.S. dollar to reais	320.9	151.2	51.6	12.6	11.4	0.9	548.6	(134.4)	93.5% of CDI	6.0% over U.S. dollar

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Brazilian corporate law No. 10,303 of December 10, 2001 amended the provisions of the Brazilian corporate law relating to the rights of preferred shareholders. In order to comply with such modifications, on the extraordinary general shareholders’ meeting held on February 28, 2003, an amendment to our bylaws was approved granting the preferred shareholders the right to receive dividends 10% higher that the dividends paid to common shareholders.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures. Subsequent to the issuance of our financial statements as at and for the year ended December 31, 2003, our management determined that the accounting for amortization of leasehold improvements and cash consideration received from vendors needed to be revised. Upon review we identified certain accounting adjustments arising from the amortization of leasehold improvements and recognition of cash consideration received from vendors in prior years. The adjustment resulted in the restatement of our consolidated balance sheet and statement of operations data presented in accordance with U.S. GAAP. The adjustment on the cash consideration received from vendors was recorded against U.S. GAAP income for the year ended December 31, 2003 and contemplated the effect of the adjustment as at December 31, 2003. The adjustment to correct the accounting for the amortization of leasehold improvements was recorded against U.S. GAAP income for the years ended December 31, 2003 and 2002 and 2001, retroactively to December 31, 2001. We have identified and communicated these issues to our audit committee.

     Our management is of the view that these issues reflected a material weakness in internal control over financial reporting of U.S. GAAP information and has made the appropriate corrections to these issues in our consolidated U.S. GAAP financial information as of and for the year ended December 31, 2003 and for the years ended December 31, 2003 and 2002.

     Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2004, the end of the period covered by this annual report. In making this evaluation, our chief executive officer and chief financial officer have considered matters relating to the issues referenced above, including the process described below that was undertaken to ensure the appropriate controls and procedures.

     Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, and subject to the full implementation of the measures discussed above, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were adequate to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

     Other than as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     Compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal controls over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal controls over financial reporting, (3) management’s assessment of the effectiveness of our internal controls over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective, and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal controls over financial reporting.

     Management is in the process of developing a comprehensive plan in order to achieve compliance with Section 404 within the prescribed period and to review, evaluate and improve the design and effectiveness of our controls and procedures on an on-going basis. The comprehensive compliance plan includes (1) documentation and assessment of the adequacy of our internal controls over financial reporting, (2) remediation of control weaknesses, (3) validation through testing that controls are functioning as documented and (4) implementation of a continuous reporting and improvement process for internal controls over financial reporting.

ITEM 16. [Reserved]

     16A. Audit Committee Financial Expert

     As disclosed in item 16D below, we concluded the process of implementing a fully independent audit committee as a best corporate governance practice, and presently, our current audit committee follows the independence requirements of the SEC and the NYSE. Due to the recent reorganization described in “Item 4A - History and Development of the Company - Co-Control by the Diniz Family and Casino” and the resulting changes in our board of directors and our governance structure our board of directors has not yet determined whether any member of the new audit commitee is an “audit committee financial expert”. We can give no assurances as to when or if “an audit committee financial expert” will be designated.

     16B. Code of Ethics

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.cbdri.com.br. Information found at this website is not incorporated by reference into this document.

     16C. Principal Accountant Fees and Services

     Ernst & Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2004. PricewaterhouseCoopers Auditores Independentes, acted as our independent registered public accounting firm for the fiscal year ended December 31, 2003. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in 2003 and Ernst & Young Auditores Independentes for services performed in 2004, and breaks down these amounts by category of service:

	2004	2003

	(millions of reais) (1)
Audit Fees	$ 1.5	$3.9
Audit-Related Fees	-	3.3
Tax Fees	-	0.3
All Other Fees	-	-

Total	$ 1.5	$ 7.5

_________________
(1) Fees including out-of-pocket expenses.

     Audit Fees

     Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees

     Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of the financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

     Tax Fees

     Tax fees were related to services for tax compliance, tax planning and tax advice.

     Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young Auditores Independentes. Any services provided by Ernst & Young Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2004, none of the fees paid to Ernst & Young Auditores Independentes were approved pursuant to the de minimis exception.

     16D. Exemptions from the Listing Standards for Audit Committees

     On June 13, 2000, our board of directors approved the creation of an audit committee, whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which members have to be independent from our executive officers committee, from representatives of our controlling shareholders on our board of directors and from our independent auditors, is to review our financial statements and report on them to our shareholders. We finished the implementation of an independent audit committee composed by three independent members and we comply with Exchange Act Rule 10A-3.

     16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The consolidated financial statements, together with the Reports of Independent Registered Public Accounting Firms, are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended

4(b)(1)
Partnership Agreement dated February 5, 2004, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Sendas Distribuidora S.A., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açucar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abílio dos Santos Diniz.

4(b)(2)	1st Amendment of the Shareholders Agreement of Sendas Distribuidora S.A.

4(b)(3)
Joint Venture Agreement dated as of May 3, 2005 among Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., Casino Guichard Perrachon S.A., and Companhia Brasileira de Distribuição.

4(b)(4)
Conditional Put Option Agreement dated as of June 22, 2005 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.

4(b)(5)	Family Share Call Option Agreement, dated as of June 22, 2005 by and between Península Participações Ltda., Rio Soe Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A.

4(b)(6)
Holding Company Shareholders’ Agreement dated as of June 22, 2005 among Vieri Participaçoes S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda

4(b)(7)
CBD Shareholders’ Agreement dated as of June 22, 2005 among Vieri Participaçoes S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda

4(b)(8).
Private Instrument of Institution of Usufruct dated as of July 8, 2005 among Vieri Participaçoes S.A., Casino Guichard Perrachon, Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda. and Companhia Brasileira de Distribuição

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Acting Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Acting Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuição

We have audited the accompanying consolidated balance sheet of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2003 and for the two years ended December 2003 and 2002 were audited by others auditors, whose report, dated February 9, 2004, except as to Note 21(b)(ii) and Note 21(i) which are dated September 12, 2005 express an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2004, and the consolidated results of its operations and changes in financial position for the year then ended, in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

São Paulo, September 13, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Ricardo Romani
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
s Companhia Brasileira de Distribuição

We have audited the accompanying consolidated balance sheet of Companhia Brasileira de Distribuição and its subsidiaries as of December 31, 2003 and the related consolidated statements of income, of changes in shareholders' equity and of changes in financial position for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição and its subsidiaries as of December 31, 2003, and the results of their operations, the changes in shareholders' equity and the changes in their financial position for the years ended December 31, 2003 and 2002 in conformity with accounting practices adopted in Brazil.

Our audits were conducted for the purpose of forming an opinion on the primary financial statements, taken as a whole. The statement of cash flows is presented for purposes of additional analysis and is not a required part of the primary financial statements. This information has been subjected to the auditing procedures applied in the audit of the primary financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 21, as restated, to the consolidated financial statements.

PricewaterhouseCoopers	São Paulo, Brazil
Auditores Independentes	February 9, 2004
except as to Note 21 (b)(ii) and Note 21(i)
which are dated as of September 12, 2005

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of reais)

	2004	2003

Assets
Current assets
Cash and cash equivalents	1,105,519	981,913
Accounts receivable, net	497,634	603,986
Inventories	1,089,648	943,634
Recoverable taxes	521,078	399,132
Advances to suppliers and employees	32,045	43,161
Prepaid expenses	22,258	19,935
Accounts receivable from vendors	169,097	95,996
Other	53,402	132,375

Total current assets	3,490,681	3,220,132

Non-current assets
Restricted cash	121,269	-
Receivables securitization fund	158,442	104,501
Accounts receivable	313,632	279,689
Deferred income tax, net	387,462	298,875
Related parties	892	311
Restricted deposits for legal proceedings	187,818	150,924
Other	4,442	3,358

Total non-current assets	1,173,957	837,658

Permanent assets
Investments	263,621	241,068
Property and equipment, net	4,425,445	3,986,044
Deferred charges	1,069,174	655,002

Total permanent assets	5,758,240	4,882,114

Total assets	10,422,878	8,939,904

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of reais)

	2004	2003

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	1,545,449	1,190,217
Loans and financing	1,234,898	1,326,733
Debentures	69,416	61,024
Payroll and related charges	150,257	112,196
Taxes payable	54,617	53,574
Dividends proposed	89,059	54,792
Other	104,512	55,421

Total current liabilities	3,248,208	2,853,957

Long-term liabilities
Loans and financing	875,911	639,659
Debentures	524,553	441,413
Taxes payable in installments	331,841	107,954
Provision for contingencies	922,324	1,120,654
Other	117,480	7,845

Total long-term liabilities	2,772,109	2,317,525

Total liabilities	6,020,317	5,171,482

Minority interest	351,571	-

Shareholders' equity
Share capital (preferred shares – no par value - 69,712,996,269 shares authorized; 2004 - 50,051,428,034 shares issued and outstanding
(2003 - 49,971,428,034); common shares – no par value
80,287,003,731 shares authorized; 2004 and 2003 63,470,811,399
shares issued and outstanding)	3,509,421	3,157,178
Capital reserves	-	172,122
Revenue reserves	541,569	439,122

Total shareholders' equity	4,050,990	3,768,422

Total liabilities and shareholders' equity	10,422,878	8,939,904

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2004, 2003 and 2002
(In thousands of reais)

	2004	2003	2002

Gross sales	15,297,446	12,788,363	11,154,079
Sales and value-added tax	(2,732,429)	(1,982,024)	(1,699,410)

Net sales revenue	12,565,017	10,806,339	9,454,669
Cost of sales	(8,891,475)	(7,764,257)	(6,809,588)

Gross profit	3,673,542	3,042,082	2,645,081
Selling, general and administrative expenses	(2,690,170)	(2,183,512)	(1,935,347)
Depreciation and amortization	(489,569)	(454,374)	(413,617)
Financial expenses	(618,268)	(760,064)	(601,737)
Financial income	330,264	575,258	438,788
Equity results	5,307	(8,835)	(10,357)

	(3,462,436)	(2,831,527)	(2,522,270)

Operating income	211,106	210,555	122,811
Non-operating income, net	80,278	5,267	4,480

Income before income taxes, employee profit sharing and
minority interest	291,384	215,822	127,291

Income tax benefit	49,544	9,723	117,831

Income before employee profit sharing and minority
interest	340,928	225,545	245,122

Employee profit sharing	(14,317)	-	-
Minority interest	43,219	-	-

Net income	369,830	225,545	245,122

Net income per thousand shares
outstanding at year-end	3.26	1.99	2.17

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS` EQUITY
December 31, 2004, 2003 and 2002
(In thousands of reais)

		Capital reserves		Revenue reserves

	Share capital	Tax investment incentive	Share warrants	Legal	Expansion	Unrealized earnings	Retention of earnings	Retained earnings	Total

At December 31, 2001	2,252,361	4,050	344,242	63,923	490,894	18,765	229,655	-	3,403,890

Capitalization of reserves	494,944	(4,050)	-	-	(490,894)	-	-	-	-
Stock options exercised	2,469	-	-	-	-	-	-	-	2,469
Appropriation of reserve	-	-	-	-	164,089	-	(164,089)	-	-
Realization of reserve	-	-	-	-	-	(4,898)	-	4,898	-
Net income for the year	-	-	-	-	-	-	-	245,122	245,122
Appropriation of net income
to legal reserve	-	-	-	12,256	-	-	-	(12,256)	-
Dividends proposed	-	-	-	-	-	-	-	(59,441)	(59,441)
Transfer to retention of
earnings reserve	-	-	-	-	-	-	178,323	(178,323)	-

At December 31, 2002	2,749,774	-	344,242	76,179	164,089	13,867	243,889	-	3,592,040

Capitalization of reserves	401,775	-	(172,120)	-	(164,089)	-	(65,566)	-	-
Stock options exercised	5,629	-	-	-	-	-	-	-	5,629
Appropriation of reserve	-	-	-	-	160,491	-	(160,491)		-
Realization of reserve	-	-	-	-	-	(4,899)	-	4,899	-
Net income for the year	-	-	-	-	-	-	-	225,545	225,545
Appropriation of net income
to legal reserve	-	-	-	11,277	-	-	-	(11,277)	-
Dividends proposed	-	-	-	-	-	-	-	(54,792)	(54,792)
Transfer to retention of
earnings reserve	-	-	-	-	-	-	164,375	(164,375)	-

At December 31, 2003	3,157,178	-	172,122	87,456	160,491	8,968	182,207	-	3,768,422

Capitalization of reserves	350,446	-	(172,122)	-	(160,491)	-	(17,833)	-	-
Stock options exercised	1,797	-	-	-	-	-	-	-	1,797
Appropriation of reserve	-	-	-	-	147,937	-	(147,937)	-	-
Realization of reserve	-	-	-	-	-	(4,899)	-	4,899	-
Net income for the year	-	-	-	-	-	-	-	369,830	369,830
Appropriation of net income
to legal reserve	-	-	-	18,492	-	-	-	(18,492)	-
Dividends proposed	-	-	-	-	-	-	-	(89,059)	(89,059)
Transfer to retention of
earnings reserve	-	-	-	-	-	-	267,178	(267,178)	-

At December 31, 2004	3,509,421	-	-	105,948	147,937	4,069	283,615	-	4,050,990

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
December 31, 2004, 2003 and 2002
(In thousands of reais)

	Year ended December 31
	2004	2003	2002

Financial resources were provided by
Operations
Net income for the year	369,830	225,545	245,122
Expenses (income) not affecting working capital
Deferred income tax and social contribution	(88,587)	(41,122)	(152,686)
Interest and indexation charges on long-term items	(22,198)	214,755	198,536
Net gain from shareholding dilution	(256,956)	-	-
Equity results	(5,307)	8,835	10,357
Depreciation and amortization	489,569	454,374	413,617
Residual value of permanent assets disposals	73,703	18,206	1,136
Provision for contingencies	125,548	77,313	239,767
Minority interest	(43,219)	-	-

	642,383	957,906	955,849

Shareholders
Capital increase	1,797	5,629	2,469
Shareholding increase	385,677	-	-
Realization of investment	309,007	-	-
Net assets transferred upon setting up of subsidiary	325,208	-	-

Third parties
Loans, financings and other liabilities	546,858	340,736	540,456
Debentures	-	-	401,490
Transfer to current assets	-	-	31,685

Total funds provided	2,210,930	1,304,271	1,931,949

Financial resources were used for
Long-term receivables	218,404	94,284	95,322
Permanent assets
Investments	577,552	1,485	263,773
Property and equipment	561,424	570,606	717,162
Deferred charges	19,602	4,380	-
Transfer from long-term to current liabilities	868,591	716,163	755,446
Dividends paid and proposed	89,059	54,792	59,441
Initial working capital of acquired subsidiary	-	-	43,402

Total funds used	2,334,632	1,441,710	1,934,546

Decrease in working capital	(123,702)	(137,439)	(2,597)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
December 31, 2004, 2003 and 2002
(In thousands of reais)

	Year ended December 31

	2004	2003	2002

Changes in working capital

Current assets
At the end of the year	3,490,681	3,220,132	3,733,022
At the beginning of the year	3,220,132	3,733,022	2,886,731

	270,549	(512,890)	846,291

Current liabilities
At the end of the year	3,248,208	2,853,957	3,229,408
At the beginning of the year	2,853,957	3,229,408	2,380,520

	394,251	(375,451)	848,888

Decrease in working capital	(123,702)	(137,439)	(2,597)

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

1. The Company

a) Operations

Companhia Brasileira de Distribuição is a corporation organized under the laws of the Federative Republic of Brazil, the shares of which are traded on the New York, Luxembourg and São Paulo stock exchanges.

The principal business of Companhia Brasileira de Distribuição and its subsidiaries (collectively referred to as the "Company" or "CBD") comprises of the retailing of food, general merchandise, electronic goods, home appliances and other products in its supermarkets, hypermarkets, and home appliance stores. The Company's stores operate in Brazil primarily under the tradenames Pão de Açúcar, Extra, Barateiro, CompreBem, Extra-Eletro and Sendas.

b) Strategic partnership between CBD and Sendas

On December 3, 2003, an Investment and Partnership Agreement was entered into with Sendas S.A. ("Sendas"). Pursuant to this agreement, Sendas Distribuidora S.A. ("Sendas Distribuidora") started operations on February 1, 2004. Sendas Distribuidora is a newly incorporated entity which received the retail businesses and the stores of CBD and Sendas in the State of Rio de Janeiro.

Upon transfer of the assets and liabilities of their respective businesses, each shareholder holds 50% of the voting shares in Sendas Distribuidora. Although R$ 200,000 of non-voting preferred shares were fully subscribed by each shareholder, Sendas has an agreement to pay in these shares by February 2008 or the date by CBD exercises its call against AIG (Note 1 (b) (ii)).

CBD has the right to appoint the executive officers and manages the day-to-day operations. CBD and Sendas are entitled to each appoint four members and two alternate board of members of Sendas Distribuidora, while the remaining four members are jointly indicated upon mutual agreement. Two directors of the board can veto specific business decisions, including certain transactions involving amounts greater than R$ 20,000, Sendas Distribuidora’s activities outside its corporate purpose or the approval or review of Sendas Distribuidora’s annual investment programs.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

1. The Company (Continued)

b) Strategic partnership between CBD and Sendas (Continued)

Pursuant to a shareholder agreement, Sendas may at any time as of February 7, 2007 exercise the right to exchange its paid-in shares in Sendas Distribuidora, or a portion thereof, for preferred shares of CBD. The option will be at fair value as determined by an independent appraiser, subject to a pre-established minimum transfer price.

Assets and liabilities contributed by the shareholders in Sendas Distribuidora were as follows:

	At January 31, 2004

	CBD	Sendas

Current assets	102,924	138,563
Long-term receivables	114,709	-
Permanent assets	411,552	804,914

Total assets	629,185	943,477

Current liabilities	179,184	558,539
Long-term liabilities	-	134,937
Share capital subscribed	450,001	450,001
Unpaid capital	-	(200,000)

Total liabilities and shareholders’ equity	629,185	943,477

Shares subscribed:
Common voting shares	250,001	250,001
Preferred non-voting shares	200,000	200,000
Number of stores	38	68

i) Anti-trust approval

The partnership is subject to the approval of the Brazilian anti-trust authority (CADE). While a final regulatory approval for the transaction is still pending, Sendas Distribuidora is subject to certain commitments, including a restriction from closing any of the retail stores originally contributed, and is also limited in reducing the number of employees at the stores. These regulatory restrictions will remain in force until the final approval is obtained.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

1. The Company (Continued)

b) Strategic partnership between CBD and Sendas (Continued)

i) Anti–trust approval (Continued)

The shareholders, based on the opinion of their legal advisors, believe the negotiations will lead to the approval of the association between CBD and Sendas.

ii) Capital subscription by the AIG Group

With a view to reducing net indebtedness and strengthening the capital structure of Sendas Distribuidora, on November 30, 2004, CBD and certain investments funds of the AIG Group ("AIG") entered into an agreement through which AIG invested R$ 135,675 (U.S.$50 million) in Sendas Distribuidora, in exchange for 157,082,802 Class B preferred shares and 2,000 Class A common shares, representing 14.8% of Sendas’ total share capital. AIG has waived its rights to receive dividends, until November 30, 2008.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options for shares of CBD may be exercisable by AIG within approximately 4 years and thereafter callable by CBD.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase. The value of AIG´s shares will be based on a formula considering multiple of EBITDA, as defined in the agreement. The price of the future issuance of preferred shares issued by CBD will be set based on market value at the time of issuance. If the value of AIG´s shares of Sendas Distribuidora results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

After the capital subscription by AIG in Sendas Distribuidora the share capital is divided as following: 42.6% to CBD, 42.6% to Sendas and 14.8% to AIG Group.

The condensed balance sheet at December 31, 2004 of Sendas Distribuidora and condensed statement of income for the eleven month period then ended, which are consolidated in the financial statements of CBD are presented below:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

1. The Company (Continued)

Condensed Balance Sheet

Assets	2004	Liabilities and shareholders’ equity	2004

Current assets		Current liabilities
Cash and cash equivalents	136,920	Accounts payable to suppliers	327,108
Accounts receivable, net	100,571	Loans and financing	524,438
Inventories	216,970	Debentures	9,520
Recoverable taxes	9,582	Payroll and related charges	21,048
Advances to suppliers and employees	1,395	Taxes payable	15,663
Prepaid expenses	4,321	Related parties	43,852
Other	23,740	Other	31,308

Total current assets	493,499	Total current liabilities	972,937

Non-current assets		Long-term liabilities
Accounts receivable	126,178	Loans and financing	33,709
Deferred income tax	38,627	Debentures	123,063
Restricted deposits for legal proceedings	4,838	Provision for contingencies	909

Total non-current assets	169,643	Total long-term liabilities	157,681

Permanent assets		Shareholders’ equity
Property and equipment, net	378,526	Share capital – paid in	835,677
Deferred charges	849,372	Accumulated losses	(75,255)

	1,227,898		760,422

Total assets	1,891,040	Total liabilities and shareholders’ equity	1,891,040

Condensed Statement of Income

2004

Gross sales	3,018,959
Sales and value-added tax	(446,232)

Net sales revenue	2,572,727
Cost of sales	(1,832,138)

Gross profit	740,589

Selling, general and administrative expenses	(647,791)
Depreciation and amortization	(84,536)
Financial expenses	(133,097)
Financial income	23,455

Operating loss	(101,380)

Non-operating expenses	(10,311)

Income before income taxes and employee profit sharing	(111,691)
Income taxes	38,627

Income before employee profit sharing	(73,064)
Employee profit sharing	(2,191)

Net loss	(75,255)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

1. The Company (Continued)

c) Strategic partnership between CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a subsidiary established in July 2004 which owns the exploitation rights of the Company’s financial activities, received funds from Itaú related to capital subscription equivalent to 50% of the total shares of Miravalles. Subsequently, Miravalles set up joint venture named Financeira Itaú CBD S.A. ("FIC"), with a capital in the amount of R$ 150,000. FIC will structure and trade financial products, services and related items exclusively to CBD customers.

The capital subscription made by Itaú in Miravalles resulted in a gain by dilution of shareholding, in the amount of R$ 380,444. Such gain was reduced by the disposal of certain assets related to the implementation costs for start-up of operations and from the installment subject to performance goals during the next five years. This gain was recorded net under “Non-operating results”.

On October 27, 2004, definitive operating agreements were signed, and Miravalles, by means of spin-off, transferred to Otimix Empreendimentos e Participações Ltda. ("Otimix"), wholly-owned subsidiary of Sé, which is a wholly owned subsidiary of the Company, funds totaling R$ 309,007.

The present partnership will result in operating synergies and will enable the expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans. The operating management of FIC will be under Itaú responsibility.

The partnership has a term of 20 years, which may be extended. FIC started its operations during the first quarter of 2005.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation

a) Basis of presentation

The consolidated financial statements have been presented in Brazilian reais (R$) prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP"), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM") and certain accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or "IBRACON").

Up to and including the filing of its Annual Report on Form 20-F for the year ended December 31, 2003 with the U.S. Securities and Exchange Commission ("SEC"), the Company had presented its primary consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for which it had selected the U.S. dollar as its reporting currency, even though it transacts the majority of its business in Brazilian reais (R$).

In order to better facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in reais. Because Brazilian GAAP differs in significant respects from U.S. GAAP a reconciliation of the net income for the year and shareholders equity from Brazilian GAAP to equivalent amounts prepared under U.S. GAAP is provided herein (Note 21). The comparative financial statements for the years ended December 31, 2003 and 2002 are also being presented on this basis. Certain amounts in the comparative financial statements for the years ended December 31, 2003 and 2002 and the notes thereto have been reclassified to be consistent with the current year presentation.

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to U.S. GAAP.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation (Continued)

a) Basis of presentation (Continued)

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the parent company, were filed with the CVM in February 2005. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory and regulatory purposes in Brazil.

The preparation of financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, realization of deferred taxes and contingencies.

b) Determination of net income

Net income is determined on the accrual basis of accounting.

c) Current assets and long-term receivables

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

The Company’s post-dated check credit sales program accrues interest and permits customers to settle credit sales in up to two monthly installments. Customer credit financing is generally for a term of up to 24 months. The Company records its credit sales at the amount of the transaction, in accordance with local laws and the terms of its sales contracts and records in the gross amount of the related receivable the interest which is expected to accrue over the term of the receivable. Accordingly, is necessary to record the unearned interest income as a contra account to the amounts receivable such that the balances of accounts receivable at the balance sheet date are not overstated. The Company recognizes as financial income the interest income under these sales over the period of the payment terms using the interest method. Third party service providers carry credit card and purchase voucher credit risk.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation (Continued)

c) Current assets and long-term receivables (Continued)

Beginning in 2003, the Company sold certain trade receivables to a partially owned special purpose entity, Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) - Receivables Securitization Fund (Note 5(b)). The gain (loss) on the sale in the amount of R$ (13,653) and R$ 11,788 was recognized in 2004 and 2003, respectively.

Inventories comprise goods held for sale in the stores and distribution centers. Inventories are carried at the lower of cost or market. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the distribution centers is recorded at average cost, including warehousing and handling costs.

Other assets and receivables are stated at cost, including, when applicable, income and contractual indexation accruals, net of allowances to reflect realizable amounts.

d) Other noncurrent assets

Other noncurrent assets are stated at known or estimated realization values and reduced by a provision to reflect realization value, when necessary.

e) Permanent assets

Permanent assets are shown at cost plus inflation accounting indexation adjustments up to 1995. Additionally:

  Depreciation of property and equipment is calculated on the straight-line basis (Note 10), over the economic useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the lease terms.
  Investments in investees are accounted for by the equity method. Other investments are recorded at acquisition cost.
  Goodwill relating to expected future profitability and intangibles and pre-operating expenses are amortized over periods not exceeding 10 years and 5 years, respectively (Notes 9 and 11).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation (Continued)

e) Permanent assets (Continued)

Interest and financial charges on loans and financings obtained from third parties directly or indirectly attributable to the process of purchase, construction and expansion are capitalized during the construction and refurbishment phase of the Company's stores in conformity with CVM Deliberation No. 193. The capitalized interest and financial charges are appropriated to results over the lives the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of the related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

f) Current and long-term liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges, contractual indexation charges and foreign exchange variations.

The liability for employee vacations is fully accrued as earned.

g) Share warrants

The proceeds from share warrant issuance are recorded as capital reserve when proceeds from the share warrants issue are received. When share warrants are exercised or forfeited, the amount originally recorded as capital reserve is transferred to share capital (Note 18 (d)(ii)).

h) Revenues and expenses

Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accrual basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Discounts and bonuses in cash are recorded to income. Cost of sales includes warehousing and handling costs.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation (Continued)

h) Revenues and expenses (Continued)

Advertising costs are expensed as incurred. Selling, general and administrative expenses for the years ended December 31, 2004, 2003 and 2002 include R$ 260,464, R$ 201,699 and R$ 217,106, respectively, for advertising expenses. No advertising-related assets are deferred at the balance sheet dates.

Income taxes in Brazil generally comprise Federal income tax and social contribution, a Federal tax based on income. The Company, but not its subsidiaries, has obtained an injunction which allows it to avoid payment of the existing social contribution tax (Note 14(a)(v)). Accordingly, no social contribution tax has been paid by the Company for the periods presented. Deferred income taxes are calculated on net operating loss carryforwards and temporary differences, based on current rates. Management expects the realization of deferred tax credit assets to occur during the next ten years.

i) Derivative financial instruments

The Company uses derivative financial instruments for purposes other than trading and does so to manage and reduce its exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. The Company has entered into cross-currency interest rate swaps to minimize its exposure to certain foreign currency fluctuations and fixed interest rates. In the case of asset instruments, these are accounted for at the lower of cost or market. In the case of debt instruments, these are accounted for on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates. The Company has a policy of only entering into contracts with parties that have good credit ratings. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any single counterparty.

j) Consolidation

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by Brazilian GAAP including CVM Instruction No. 247, and include the financial statements of the Company and its subsidiaries Novasoc Comercial Ltda. ("Novasoc"), Sé Supermercados Ltda.("Sé"), Companhia Pernambucana de Alimentação ("CIPAL"), Sendas Distribuidora and Otimix.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation (Continued)

j) Consolidation (Continued)

Although the Company's interest in Novasoc is represented by 10% of Novasoc’s quotas, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other quotaholders have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income need not be proportional to the quotaholding in the company. At the quotaholders' meeting on December 29, 2000 it was agreed that the Company would participate retrospectively from inception and prospectively in 99.98% of Novasoc's results.

Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company, in addition to its right to appoint and remove executive directors.

The investment accounts, intercompany asset and liability balances, income and expenses, and unrealized results arising from operations among consolidated companies were eliminated upon consolidation.

In conformity with CVM Instruction No. 247, the wholly-owned subsidiary CBD Technology Inc. ("CBD Tech"), a minor U.S. non-operating subsidiary incorporated under the laws of Delaware, was not consolidated in 2003 and 2002 because it was immaterial.

With the exception of CBD Tech, all subsidiaries were incorporated under the laws of Brazil.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

2. Summary of Significant Accounting Policies and Consolidation (Continued)

j) Consolidation (Continued)

Information on investments at December 31, 2004 and 2003:

	At December 31, 2004

	Shares/ quotas held	Total shares/ quotas held - %	Capital	Shareholders’ equity (deficiency)	Net income (loss)

Novasoc	1,000	10.00	10	(52,227)	49,611
Sé	996,806,689	89.99	996,826	899,708	409,690
Cipal	88,812	100.00	89	4,434	(36)
Sendas Distribuidora	450,001,000	42.57	1,035,677	760,422	(75,255)
Otimix	302,860,010	100.00	3,090	315,815	6,799
Nova Saper (*)	36,362	99.99	0.4	100	-

	At December 31, 2003

	Shares/ quotas held	Total shares/ quotas held - %	Capital	Shareholders’ equity (deficiency)	Net income (loss)

CBD Tech (**)	1,000	99.99	21,132	10,172	(8,835)
Golden (***)	649,999	99.99	650	992	447
Novasoc	1,000	10.00	10	(101,838)	(12,820)
Sé	996,806,689	99.99	996,807	489,997	99,217
Cipal	88,812	100.00	89	4,470	19

(*) Not consolidated
(**)  CBD Tech was discontinued in 2004.
(***)  Golden was merged into the Company in 2004

3. Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less.

4. Restricted cash

Restricted cash relates to funds received from transaction with Itaú (Note 1 (c)), and will be released in annual basis in accordance with the achievement of performance goals.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

5. Accounts Receivable

	2004	2003

Current assets
Credit card companies	287,151	499,431
Customer credit financing	104,617	32,103
Purchase vouchers and others	86,878	56,032
Post-dated check credit sales	28,572	19,763
Related parties	154	844
Allowance for doubtful accounts	(9,738)	(4,187)

	497,634	603,986

Non-current assets
Customer credit financing	19,540	15,833
Accounts receivable	294,092	263,856

	313,632	279,689

Customer credit financing accrues interest up to 7.6% per month (2003 – 5.0% to 7.5%) and provides payment terms of up to 24 months for installment plans. Credit card sales relate to sales settled by customers with third party credit cards including co-branded credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, not to exceed 12 months. Sales settled with post-dated checks (a common financial instrument in Brazil) accrue interest of up to 6.9% per month for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

a) Accounts receivable – Paes Mendonça

In May 1999, the Company leased 25 stores from Paes Mendonça S.A. ("Paes Mendonça"), a retail chain, through its subsidiary, Novasoc. The initial lease term for the stores is for a five-year period renewable at the Company's option for two additional five-year periods. At December 31, 2004, 18 stores were leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments amounted to R$ 8,242 in 2004 (2003 - R$ 7,831 and 2002 - R$ 6,597) including an additional contingent rent based on 0.5% to 2.5% of store revenues. The contingent rental element totaled R$ 505, R$ 750 and R$ 1,036 in each of the years ended December 31, 2004, 2003 and 2002, respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

5. Accounts Receivable (Continued)

a) Accounts receivable – Paes Mendonça (Continued)

Since 1999 Novasoc has paid expenses on behalf of Paes Mendonça which are contractually recoverable from Paes Mendonça at the end of the lease term. The receivable is remunerated based on the Índice Geral de Preços de Mercado - IGP-M (General Price Index), which increased by 12.4% in 2004 (2003 - 8.7%) . The Company continues to discharge obligations to third parties on behalf of Paes Mendonça under the terms of agreement. Total receivables at December 31, 2004, which will be due at the end of the lease term, are R$ 294,092 (2003 - R$ 263,856).

The receivables are collateralized by lease renewal rights owned by Paes Mendonça for stores currently leased to Novasoc. The Company also has an option to purchase the shares of Paes Mendonça if certain trigger events occur. Paes Mendonça has a put option to require, under certain conditions, the Company to purchase its shares. Management does not expect to exercise its call option or expect conditions to prevail permitting the put option to be exercised before 2014.

b) Receivables Securitization Fund

The Company subscribed R$ 100,000 in October 2003 and R$ 29,960 in July 2004, in subordinated quotas of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios ("PAFIDC"), a special purpose receivables securitization fund.

PAFIDC is a receivables securitization fund formed in compliance with CVM Instructions No. 356 and No. 393 for the purpose of acquiring trade receivables of the Company and its subsidiaries, arising from the sale of products and services to their customers through the use of credit cards, post-dated checks, purchase vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years renewable for one additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by the Company.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

5. Accounts Receivable (Continued)

b) Receivables Securitization Fund (Continued)

The net assets of PAFIDC as at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Assets
Current assets
Restricted cash and marketable securities	70,463	82,863
Accounts receivable, net	701,830	449,833
Other assets	3,488	297

Total assets	775,781	532,993

Liabilities and quotaholders’ equity
Current liabilities	213	10,802
Quotaholders’ equity (*)	775,568	522,191

Total liabilities and quotaholders’ equity	775,781	532,993

(*) includes mandatorily redeemable quotas in the amount of R$ 617,126 at December 31,2004 (2003 – R$ 417,690).

Subordinated quotas were allotted to the Company, and the balance at December 31, 2004, amounting to R$ 158,442 (2003 - R$ 104,501), is recorded in non-current assets in Receivables securitization fund. At December 31, 2004, the retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

Senior quotas Series A accrued benchmark remuneration of 103.0% of CDI (Certificado de Depósito Interbancário), an interbank variable interest rate, from the first subscription of quotas through February 20, 2004 and 105% of CDI thereafter; and Series B accrue 101.0% of CDI. The remaining balance of results will be attributed to the subordinate quotas. The quotaholders of senior quotas series B will redeem on June 23, 2006 and June 23, 2007, the principal amount of R$ 71,700, at each date, updated by the benchmark remuneration, and will redeem the remaining balance at the end of the fund’s term. The Series A quotaholders will redeem their quotas at the end of the fund’s term.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

5. Accounts Receivable (Continued)

b) Receivables Securitization Fund (Continued)

Subordinated quotas were issued in a single series, are non-transferable and nominative. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

During 2004 and 2003, the Company transferred credit rights to PAFIDC represented by customer credit financing, post-dated check credit sales and credit card companies receivables totaling R$4,990,331 and R$1,275,405, respectively, in which it retained servicing responsibilities and subordinated interests. The outstanding balance of these receivables at December 31, 2004 was R$ 701,830 (2003 – R$ 449,833). Servicing responsibilities, which are not remunerated, include the assistance by the Company’s collection department to the fund’s administrator in the collection of delinquent credits. The holders of senior quotas have no recourse against the Company's other assets in the event of failure by customers to pay amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

From time to time the assignors will assign and transfer receivables to the Fund over a period of five years, renewable for a further period of five years.

c) Allowance for doubtful accounts

Activity relating to the allowance and analysis of the balance was as follows:

	2004	2003

At beginning of year	(4,187)	(31,187)
Provision for doubtful accounts	(17,531)	(34,315)
Recoveries and provision written off	11,980	61,315

At end of year	(9,738)	(4,187)

Customer credit financing	(3,712)	(3,742)
Post-dated check credit sales	(6,026)	(445)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

5. Accounts Receivable (Continued)

c) Allowance for doubtful accounts (Continued)

The policies for establishing and relieving this allowance are as follows:

(i) customer credit financing and sales settled with post-dated checks - based on historical loss indices over the past 12 months; the actual loss history is applied to the current aging of delinquencies to determine the percentage of receivables which require provision; the receivables overdue for more than 180 days are included in the allowance; and

(ii) credit card and purchase vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

6. Inventories

	2004	2003

Stores	752,643	674,774
Distribution centers	337,005	268,860

	1,089,648	943,634

7. Recoverable Taxes

The balances of taxes recoverable at December 31, 2004 and 2003 refer basically to credits from withholding income tax (IRRF), PIS and Cofins (taxes on revenues) and ICMS (value-added tax) recoverable:

	2004	2003

Income tax, taxes on revenues and value-added sales taxes recoverable	509,010	387,816
Other	12,068	11,316

	521,078	399,132

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

8. Related Party Balances and Transactions

	Pão de Açúcar S.A. Indústria e Comércio	Casino Group
			Other	Total

Balances at December 31, 2004
Accounts receivable	154	-	-	154
Trade commissions receivable (payable)	-	-	892	892
Debentures	-	(18,138)	-	(18,138)

Balances at December 31, 2003
Accounts receivable	844	-	371	1,215
Trade commissions receivable (payable)	(852)	-	177	(675)
Debentures	-	(34,444)	-	(34,444)

Transactions in the year ended December 31, 2004
Services rendered and rents	5,648	-	(14,884)	(9,236)
Financial income (expenses), net	100	(3,896)	-	(3,796)

Transactions in the year ended December 31, 2003
Services rendered and rents	8,246	-	(14,997)	(6,751)
Financial income (expenses), net	528	(6,555)	-	(6,027)

Transactions in the year ended December 31, 2002
Services rendered and rents	6,064	-	(13,153)	(7,089)
Financial income (expenses), net	14	(6,226)	-	(6,212)

The trade commission contracts with related parties are subject to financial charges equal to the administration fee on such trade commissions.

Related party financing - In November 2000, the Casino Group subscribed 41,962 convertible debentures issued by the Company with a nominal face value of R$ 41,962 at the issuance date. The amount of R$ 18,138 was outstanding at December 31, 2004 (2003 - R$ 34,444). Interest expense related to these debentures was R$ 3,896, R$ 6,555 and R$ 6,226 in 2004, 2003 and 2002, respectively.

Leases – At December 31, 2004, the Company currently leases 22 properties from certain shareholders from the Diniz family and relatives. Aggregate payments in 2004 under these operating leases were R$ 14,656 (2003 – R$ 14,997 and 2002 - R$ 13,153).

At December 31, 2004, Sendas Distribuidora leases 57 properties from the Sendas S.A. In 2004, the aggregate payments amounted to R$ 27,046.

Right to use the Goodlight brand – In 2004, the Company paid R$ 228 for the right to use the Goodlight brand, owned by a member of the Diniz family a shareholder of the Company.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

9. Investments

a) Changes in investments

	Goodwill

				Sendas	Nova		CBD
	Cipal	Sé	Golden	Distribuidora	Saper	Miravalles	Tech	Other	Total

At January 1, 2003	1,868	249,879	-	-	-	-	19,007	334	271,088
Additions	-	-	1,485	-	-	-	-	-	1,485
Amortization of goodwill	(197)	(20,988)	(1,485)	-	-	-	-	-	(22,670)
Equity results	-	-	-	-	-	-	(8,835)	-	(8,835)

At December 31, 2003	1,671	228,891	-	-	-	-	10,172	334	241,068

Additions		-	-	575,224	2,298	30	-	-	577,552
Write-off		(23,765)	-	-	-	-	(8,039)	(752)	(32,556)
Amortization of goodwill	(197)	(23,525)	-	(2,733)	(149)	-	-	-	(26,604)
Equity results		-	-	-	-	6,864	(2,133)	576	5,307
Gain on capital dilution	-	-	-	-	-	380,444	-	-	380,444
Spin-off	-	-	-	-	-	(309,007)	-	-	(309,007)
Dividends	-	-	-	-	-	(92)	-	-	(92)
Transfer to deferred charges	-	-	-	(572,491)	-	-	-	-	(572,491)

At December 31, 2004	1,474	181,601	-	-	2,149	78,239	-	158	263,621

The goodwill reflects the expected future profitability and the appreciation of property and equipment and is being amortized based on the projected profitability of the stores acquired and/or in conformity with the depreciable lives of the corresponding assets, over a period not to exceed ten years. Upon the merger of the companies, that part of goodwill which related to expected future profitability was transferred to Deferred charges (Note 11).

The investment in Miravalles represents the interest in FIC (Note 1(c)). The investment is accounted for by the equity method. The summarized financial information of Miravalles as of and for the period from July 20, 2004 through December 31, 2004:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

9. Investments (Continued)

2004

Operating results:
Revenues	27,215
Operating income	22,153
Net income	13,050

Financial position:
Current assets	139
Noncurrent assets	156,550
Total assets	156,689

Current liabilities	211
Shareholders’ equity	156,478
Total liabilities and shareholders’ equity	156,689

10. Property and Equipment

		2004			2003

	Annual
	depreciation		Accumulated			Accumulated
	rate - %	Cost	depreciation	Net	Cost	depreciation	Net

Land	-	857,248	-	857,248	815,785	-	815,785
Buildings	3.33	2,300,051	(400,736)	1,899,315	2,106,874	(328,250)	1,778,624
Refurbishments and
improvements	5 to 20	1,382,118	(404,624)	977,494	1,135,863	(344,964)	790,899
Equipment and software	10 to 33	1,034,620	(637,059)	397,561	904,795	(541,565)	363,230
Installations	20	430,191	(299,307)	130,884	422,469	(276,160)	146,309
Furniture and fixtures	10	210,224	(82,569)	127,655	147,053	(69,673)	77,380
Vehicles	20	23,253	(21,614)	1,639	24,057	(21,054)	3,003
Other	10 to 20	10,698	(10,410)	288	10,716	(10,408)	308
Construction in progress		33,361	-	33,361	10,506	-	10,506

		6,281,764	(1,856,319)	4,425,445	5,578,118	(1,592,074)	3,986,044

Leasehold improvements represent capital expenditures made to leased properties.

Construction in progress refers to expenditures incurred on refurbishment and construction of several stores and distribution centers of the Company.

Interest capitalized on construction in progress during the year ended December 31, 2004 totaled R$ 29,236 (2003 – R$ 31,206 and 2002 - R$ 34,194).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

11. Deferred Charges

		Foreign	Pre-operating
		exchange	expenses
	Goodwill	losses	and other	Total

At January 1, 2003	669,254	4,478	100,734	774,466
Additions	4,380	-	-	4,380
Amortization	(81,025)	(4,478)	(38,341)	(123,844)

At December 31, 2003	592,609	-	62,393	655,002

Additions	2,250	-	17,352	19,602
Transfer from investments	572,491	-	-	572,491
Amortization	(109,720)	-	(38,262)	(147,982)
Write-off	(29,939)	-	-	(29,939)

At December 31, 2004	1,027,691	-	41,483	1,069,174

(i) Goodwill

Upon the merger of subsidiaries amounts were transferred to deferred charges and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, not to exceed ten years.

(ii) Foreign exchange losses

As permitted by Federal Law 9,816/99 and CVM Resolution No. 294, the Company opted to defer part of the net foreign exchange losses which arose in the first quarter of 1999, in the amount of R$ 71,639, amortized on a straight-line basis over four years.

(iii) Pre-operating expenses and other

Prior to 2002, pre-operating expenses, which included employee salaries, training and rent, were deferred until the stores in construction and/or refurbishment began operating normally, and were amortized over a period of up to five years. From 2002, these expenses are fully recognized in the results of the year in which they are incurred, except for Sendas Distribuidora in 2004, for which the pre-operating expenses in relation to the restructuring are deferred.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

12. Loans and financing

	Annual charges (i)	2004	2003

Short-term
Foreign-currency-denominated
Working capital (i)	Weighted average rate of 103.1% of
	CDI (100% of CDI in 2003) (ii)	1,060,757	1,030,639
BNDES lines of credit (iii)	Exchange variation + 3.5 % to 4.1%	24,498	13,869
Import financing	Exchange variation	8,057	13,227
Brazilian reais
Working capital	23.6% and TJLP + 3.5% to 7.0%	1,737	1,993
	95% of CDI	-	140,958
BNDES lines of credit (iii)	TJLP + 1.0 % to 4.1%	139,849	126,047

		1,234,898	1,326,733

Long-term
Foreign-currency-denominated
Working capital (i)	Weighted average weight of 103.7%
	of CDI (103.2% of CDI in 2003) (ii)	578,584	293,465
BNDES lines of credit (iii)	Exchange variation + 3.5% to 4.1%	58,954	62,658
Brazilian reais
BNDES lines of credit (iii)	TJLP + 1.0 % to 4.1%	237,496	282,256
Working capital	TJLP + 3.5% to 7.0%	877	1,280

		875,911	639,659

(i) Working capital financing

Obtained from local banks and is used primarily to fund customer credit. Working capital financing is mostly secured by promissory notes and shareholders' sureties. Collateral for other borrowings comprises of liens and mortgages on properties and shareholders’ sureties.

(ii) Cross-currency interest rate swaps

These swaps are entered into to modify obligations from fixed interest U.S. dollar-denominated to Brazilian reais linked to the CDI (floating) interest rate. The Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2004 was 16.6% (2003 - 16.3%) .

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

12. Loans and financing (Continued)

(iii) BNDES line of credit

The line of credit agreements, denominated in reais, granted by the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the TJLP (Taxa de Juros a Longo Prazo) rate plus an annual spread, or are denominated based on a basket of foreign currencies reflecting the BNDES’s funding portfolio, plus an annual spread. Repayments are in monthly installments after expiration of a grace period.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain negative covenants measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

12. Loans and financing (Continued)

(iii) BNDES line of credit (Continued)

On November 11, 2003, the Company signed a new line of credit agreement with BNDES, in the principal amount of R$ 325,420. Through December 31, 2004, funds amounting to R$ 230,511 had been released. The loans bear interest of 4.1% p.a. above the Long-Term Interest Rate (TJLP) (76% of the credit line) or above the basket of foreign currencies of BNDES (19% of the credit line) and 1% p.a. above the TJLP (5% of the credit line). Payments of 60 monthly installments commenced after the grace period of 12 months.

Contract dated	Annual finance charge	Grace period in Months	Number of monthly installments	Due monthly through	At December 31

					2004	2003

October 23, 1997	TJLP + 3.5%	12	60	August 2004	-	23,289
November 16, 1999	TJLP + 3.5%	12	60	December 2005	32,157	62,045
January 13, 2000	TJLP + 3.5%	12	72	January 2007	20,977	29,950
November 10, 2000	TJLP + 1 to 3.5%	20	60	May 2007	103,681	141,412
November 10, 2000	Foreign currencies + 3.5%	20	60	July 2007	23,400	35,056
December 14, 2000	TJLP + 2.0%	20	60	June 2007	6,439	8,697
April 16, 2001	TJLP + 3.5%		60	April 2006	7,219	12,187
April 16, 2001	Foreign currencies + 3.5%		60	April 2006	2,220	4,197
March 12, 2002	Foreign currencies + 3.5%	12	48	March 2007	1,849	2,884
April 25, 2002	TJLP + 3.5%	6	60	October 2007	27,489	21,248
April 25, 2002	Foreign currencies + 3.5%	6	60	October 2007	5,092	4,407
November 11, 2003	Foreign currencies + 4.1%	14	60	January 2010	50,891	29,983
November 11, 2003	TJLP + 4.1%	12	60	November 2009	163,589	100,712
November 11, 2003	TJLP + 1.0%	12	60	November 2009	15,794	8,763

					460,797	484,830

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2004 and 2003, R$ 13,180 and R$ 18,151, respectively, were added to the principal. The controlling shareholders provided sureties with respect to the amount drawn down.

(iv) Maturities

Long-term portion of long-term debt maturities:

2004

2006	447,014
2007	340,477
2008	46,274
2009	41,732
2010	414

875,911

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

13. Debentures

The balance of debentures outstanding was as follows:

		Annual
	Outstanding	charges	2004	2003

4th issue - single series	99,908	TJLP + 3.5%	43,184	81,997
5th issue - 1st series	40,149	CDI + 0.95%	418,202	420,440
Sendas - 1st series (*)	10,550	TJLP + 4.0%	132,583	-

	150,607		593,969	502,437

Current portion			69,416	61,024
Long-term portion (**)			524,553	441,413

(*)	Convertible debentures issued by Sendas and assumed by Sendas Distribuidora (Note 1(b)). These debentures are not convertible into the Company’s shares.

(**)	The long-term portion of these debentures matures in 2007.

Activity in the debentures was as follows:

	Number of
	debentures	Amount

At December 31, 2002	166,907	556,249

Amortization - Second issue	(26,850)	(18,498)
Amortization – Fourth issue	-	(39,025)
Interest, net of payments	-	3,711

At December 31, 2003	140,057	502,437

Sendas - 1st series	10,550	119,099
Amortization – Fourth issue	-	(41,235)
Interest, net of payments	-	13,668

At December 31, 2004	150,607	593,969

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

13. Debentures (Continued)

  Fourth issue - On October 17, 2000, the shareholders approved the issue and private placement of R$ 100,000 convertible debentures due August 2005. The Company received proceeds of R$ 102,494. The debentures are indexed to the TJLP and accrue annual interest of 3.5%. The portion of TJLP exceeding 4.5% will be capitalized and added to the nominal value of debentures on the dates of interest payment. Beginning September 1, 2000, at the option of the debenture-holder, they may convert debentures into preferred shares based on the following ratios: (i) September 1, 2000 to August 30, 2003 - 12,821 shares per R$ 1,000 principal amount, (ii) August 31, 2003 to August 30, 2004 - 8,552 shares per R$ 1,000 principal amount and (iii) August 31, 2004 to August 31, 2005 - 4,282 shares per R$ 1,000 principal amount, all subject to adjustment for stock dividends, stock splits and reverse splits.
  Fifth issue - On October 4, 2002, the shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits ("Depósitos Interfinanceiros" - DI) and accrued annual spread of 1.45% payable each six months. The remuneration of the first series may be renegotiated or a put exercised in October 2004. The first series was renegotiated to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until maturity on October 1, 2007. The Company is required to comply with certain negative covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between Net Debt and EBITDA, less than or equal to 4.
  Sendas - First series - In April 2002, Sendas issued a private placement of 10,550 debentures convertible into common shares of Sendas. The debentures are indexed to the TJLP and accrue annual interest of 4% payable semi-annually. The debenture holders are entitled to receive a premium corresponding to a portion of the variation in the gross operating revenue of certain Sendas stores. The debentures fall due on April 1, 2007.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

14. Commitments and Contingencies

The following probable losses and outstanding tax obligations under dispute have been identified based on the advice of outside legal counsel and are provided in Provision for contingencies:

	2004	2003

Taxes (*)
Taxes on revenues (i)	805,733	758,971
Social security (ii)	32,798	271,961
Income tax (iii)	10,658	48,410
Other (iv)	44,070	22,039
Labor claims (**)	29,065	19,273

Total provision for contingencies	922,324	1,120,654

(*)	These liabilities are indexed to the SELIC – Sistema Especial de Liquidação de Custódia (17.7% in 2004 and 16.3% in 2003).

(**)	Labor claims are indexed to the TR -Taxa Referencial de Juros – (1.8% in 2004 and 4.6% in 2003) plus annual interest of 1%.

a) Taxes

The Company is party to certain lawsuits and administrative proceedings with various courts and governmental agencies, including with respect to certain tax liabilities arising from the ordinary course of business. The tax related contingencies are subject to interest charges and, in some cases, fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

(i) Taxes on revenues

The Company considers certain taxes levied to be unconstitutional; however, as it is required by law to pay these taxes, and in certain cases amounts are deposited into court escrow accounts, provisions are maintained, as the obligations have not been extinguished.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

14. Commitments and Contingencies (Continued)

a) Taxes (Continued)

(i) Taxes on revenues (Continued)

Taxes on revenues include the Programa de Integração Social ("PIS") and the Contribuição para Financiamento da Seguridade Social ("COFINS"). The rate for COFINS increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes, based on the Company's understanding that the increases are unconstitutional.

ii) Social security

The Company had filed a claim against the social security authorities ("INSS"), asserting that it had overpaid certain amounts relating to the contributions for education allowance and workers' compensation. The Company had obtained an injunction providing protection while the case is decided and allowing the Company to offset the amounts against payroll taxes. The Company has recorded a provision of R$ 32,798 at December 31, 2004 (2003 - R$ 271,961) which will be maintained until a favorable ruling is obtained against which the authorities are unable to appeal.

Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (Parcelamento Especial - PAES), pursuant to Law 10,680/2003, and to pay social security liabilities of R$ 256,563 in installments. At December 31, 2004, the amounts of R$ 30,907 and R$ 231,792 are recorded as Taxes payable in installments in current and long-term liabilities, respectively (Note 15).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

14. Commitments and Contingencies (Continued)

a) Taxes (Continued)

(iii) Income tax

During 1997, the Company deducted additional depreciation expense arising from an inflation indexation adjustment to reduce income tax payable. A full provision was recorded for the benefits of the deduction which at December 31, 2004 and 2003 totaled R$ 10,658 and R$ 33,508, respectively.

The Company had been challenging a limitation on tax loss offsets imposed by Brazilian law. Federal income tax regulations determine that tax losses available for offsetting income are limited to 30% of annual income before tax. The Company had challenged this limitation on the grounds that it is unconstitutional, and had obtained a legal injunction providing protection against possible fines. The Company recorded a provision of R$ 10,971 at December 31, 2003. Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw this claim and paid the amounts due in March 2004.

(iv) Other

The Company is defendant, at several judicial levels, in lawsuits of tax and civil natures. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

(v) Other tax related matters

The Company, but not its subsidiaries, filed an injunction seeking protection from non-payment of the Contribuição Social sobre o Lucro ("Social contribution") in 1990, in which it claimed the tax was unconstitutional since the tax should have been enacted by a complementary law to the Brazilian Constitution. The social contribution is a Federal tax on income levied at rates of between 8% and 12%. The Federal government filed a legal action against a number of companies in Brazil, but the Company was not among the companies subject to such appeal. Based on the advice of counsel, the Company believes that the Federal government does not have the legal grounds to claim the Social contribution tax.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

14. Commitments and Contingencies (Continued)

a) Taxes (Continued)

(vi) Tax audits

Direct and indirect taxes are open to audit by the tax authorities for varying prescriptive periods which, with the exception of labor related taxes, normally do not exceed five years.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2004, such lawsuits collectively involve claims equivalent to R$ 135,796 (2003 - R$ 114,253). At December 31, 2004 the Company has a provision of R$ 29,065 (2003 - R$ 19,273) for labor related loss contingencies. At each period end, management, with advice from external and internal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable.

c) Possible losses

The Company has other possible contingencies which have not been accrued, based on the reports of legal counsels, amounting to R$ 76,674 at December 31, 2004 (2003 – R$ 32,000).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

14. Commitments and Contingencies (Continued)

d) Government severance and indemnity plan

The Company maintains no private pension plans for its employees but makes monthly contributions based on payroll to the government pension, social security and severance indemnity plans, and such payments are expensed as incurred. The Company is required to contribute 8.5% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Under Brazilian law, the Company is also required to pay termination benefits to employees dismissed without just cause. The amount of the benefit is calculated as 50% (40% to the employee and 10% to government) of the accumulated contributions made by the Company to the FGTS during the employee's period of service. The Company does not accrue for these termination payments before a decision to terminate has been made.

e) Restricted escrow deposits

The Company is contesting the payment of certain taxes, contributions and labor related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions. The remaining restricted deposits of R$ 187,818 and R$ 150,924 as of December 31, 2004 and 2003, respectively, are related to the accrued liability for legal proceedings, which is sufficient to meet probable and reasonably estimable losses from such deposits in the event of unfavorable rulings. Although there can be no assurance that the Company will prevail in every case, management does not believe that the ultimate disposition of these matters will have a material effect on its financial condition or results of operations.

15. Taxes payable in installments

Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (Parcelamento Especial - PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

15. Taxes payable in installments (Continued)

	2004	2003

Short-term (i)
Social security (Note 14(a)(ii))	30,907	-
Tax on bank account transactions - CPMF(ii)	13,359	11,101
Other	387	2,879

	44,653	13,980

Long-term
Social security (Note 14(a)(ii))	231,792	12,883
Tax on bank account transactions - CPMF(ii)	100,049	94,357
Other	-	714

	331,841	107,954

(i) Short-term portion of taxes payable in installments are recorded as Taxes payable.

(ii) Tax on bank account transactions

A tax levied on bank account transactions and redemption of financial investments (Contribuição Provisória sobre Movimentação Financeira ("CPMF")), was enacted in 1999. The rate has varied between 0.20% to 0.38% for the period from June 1999 through December 2004. The Company, based on advice of legal counsel, was filing legal action against the tax authorities claiming that this tax is unconstitutional and had instructed its banking agents not to withhold the tax on its behalf. The Company had obtained an injunction to avoid the withholding and payment of the CPMF taxes.

Based on unfavorable decisions rendered by the court on February 19, 2003, the Company filed a request on March 13, 2003 to pay the CPMF in installments. At December 31, 2004, the amounts of R$ 13,359 and R$ 100,049 were recorded in Taxes payable in installments in current and long-term liabilities, respectively (2003 - R$ 11,101 and R$ 94,357, respectively).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

16. Income tax and Social Contribution

a) Tax rates

Income taxes in Brazil generally include Federal income tax and social contribution. The composite tax rate is 34%, comprised of income tax (25%) and social contribution tax (9%). However, the Company, but not its subsidiaries, obtained an injunction seeking protection from non-payment of the existing social contribution tax (Note 14(a) (v)). Accordingly, no social contribution tax has been paid by the Company for the periods presented.

b) Analysis of tax balances

The major components of the deferred tax accounts in the balance sheet are as follows:

	December 31

	2004	2003

Deferred income tax asset
Net operating loss carryforwards	224,152	187,547
Temporary differences
Allowance for doubtful accounts	8,017	1,078
Goodwill	77,213	86,506
Deferred revenues	31,871	-
Provisions	45,868	23,450
Other	341	294

Total deferred income tax asset, net	387,462	298,875

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

16. Income tax and Social Contribution (Continued)

c) Income tax reconciliation

The amount reported as income tax benefit for the years ended December 31 is reconciled to the statutory rates as follows:

	2004	2003	2002

Income before income taxes	291,384	215,822	127,291
Federal income tax statutory rate	25%	25%	25%

Tax expense at statutory rates	(72,846)	(53,956)	(31,823)

Adjustments to derive effective rate (25%-34%)
Equity results	1,327	(2,209)	(2,589)
Tax incentives	1,674	1,132	108
Recognition of deferred tax assets (*)	-	80,887	166,391
Gain on shareholding dilution	102,156	-	-
Benefit from deductibility of profit sharing	3,579	-	-
Other permanent and tax rate differences	13,654	(16,131)	(14,256)

Tax benefit per statements of income	49,544	9,723	117,831

Current	(39,043)	(31,399)	(34,855)
Deferred	88,587	41,122	152,686

(*) The recognition of deferred tax assets relates primarily to tax loss carryforwards which were acquired together with Sé which following certain tax restructuring measures were considered to be probable of realization.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

17. Financial Income and Expense

	Year ended December 31

	2004	2003	2002

Financial income
Interest income	263,903	411,899	335,454
Credit card and customer credit financing	41,693	95,945	71,111
Interest on post-dated check program	14,689	29,869	18,037
Other	9,979	37,545	14,186

	330,264	575,258	438,788

Financial expense
Interest expense	(583,575)	(733,552)	(560,588)
Other	(34,693)	(26,512)	(41,149)

	(618,268)	(760,064)	(601,737)

Net financial expense	(288,004)	(184,806)	(162,949)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity

a) Share capital

At December 31, 2004, subscribed and paid-in capital was comprised of 50,051,428 thousand (2003 - 49,971,428 thousand) preferred shares and 63,470,811 thousand (2003 - 63,470,811 thousand) common shares. The shares have no par value. Total authorized share capital, up to which shares may be issued without changing the Company’s charter, is 150,000,000 thousand shares.

Activity in share capital and in the number of shares:

		Number of shares - thousand

	Share capital	Preferred	Common

At January 1, 2002	2,252,361	49,590,328	63,470,811
Capitalization of reserves	494,944	-	-
Subscription – stock options	2,469	125,000	-

At December 31, 2002	2,749,774	49,715,328	63,470,811

Capitalization of reserves	401,775	-	-
Subscription – stock options	5,629	256,100	-

At December 31, 2003	3,157,178	49,971,428	63,470,811

Capitalization of reserves	350,446	-	-
Subscription – stock options	1,797	80,000	-

At December 31, 2004	3,509,421	50,051,428	63,470,811

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's charter to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporate Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s charter provides that, to the extent funds are available, dividends are to be paid in the following order: (i) a minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares, (ii) a dividend to the common shares in the amount of R$ 0.15 per thousand common shares up to (or if determined by the shareholders, in excess of) the mandatory distribution (25% of adjusted net income as determined under accounting principles prescribed in the Brazilian Corporate Law), (iii) dividends to the preferred shares shall be 10% higher than the dividends to common shares up to (or, if determined by the shareholders, in excess of) the mandatory distribution, subject, in the case of clauses (ii) and (iii), to any determination by the Board of Directors ("Conselho de Administração") that such distribution would be inadvisable in view of the Company's financial condition.

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax. At December 31, 2004, the proposed dividend of R$ 89,059 (2003 - R$ 54,792; 2002 – R$ 59,441) was provided as a liability in the statutory financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

c) Stock option plan

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

d) Capital reserves

(i) Tax investments incentive

The tax investments incentive reserve may be transferred to capital or used to absorb losses in the Brazilian GAAP accounting records, but are not, generally, available for distribution as cash dividends.

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

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

d) Capital reserves (Continued)

(ii) Share warrants

In 1999, 4,127 preferred share warrants (the proceeds from which totaled R$ 90) and 12,571,751 common share warrants (the proceeds from which totaled R$ 344,152) were issued. Each share warrant was exercisable for 1,000 shares. The amount paid for the warrants might not be applied against the purchase price of the future shares to be issued. The price to be paid for the common shares would be the greater of (i) R$ 82.13 adjusted for the higher of the general price index (IGP-M) variation or the variation of the real to the U.S. dollar (price in U.S. dollars equal to U.S.$ 45.00) or, (ii) the average trading price of the common shares in the five days prior to exercise as adjusted by higher of the average of the IGP-M variation or U.S. dollar variation. Preferred share warrants were exercisable at R$ 65.70 adjusted by the IGP-M index.

On August 31, 2003, 6,285,876 common share warrants and 2,064 preferred share warrants which had not been exercised were forfeited. The remaining 6,285,875 common share warrants had not been exercised through August 31, 2004, were also forfeited. The common share subscription warrants were acquired by the Casino Group.

e) Revenue reserves

(i) Legal reserve

The legal reserve (Reserva legal) may be transferred to capital or used to absorb losses in the Brazilian GAAP accounting records, but is not, generally, available for distribution as cash dividends.

The legal reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company's financial statements prepared in accordance with Brazilian GAAP before any appropriations, and limited to 20% of share capital.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

e) Revenue reserves (Continued)

(ii) Unrealized earnings reserve

The unrealized earnings reserve (Reserva de lucros a realizar) represents inflationary profits arising from the system of indexation of Brazilian GAAP financial statements in force up to December 31, 1995. The Company transfers this reserve to retained earnings as the underlying assets are depreciated or disposed of, at which time it becomes available for dividend distributions.

(iii) Expansion reserve

The expansion reserve (Reserva para expansão) was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 90% of the net income remaining after the legal appropriations.

(iv) Retention of earnings reserve

The use of the retention of earnings reserve at December 31, 2004 will be determined at the Shareholders’ General Meeting.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

f) Proposed dividends

Brazilian law permits the payment of dividends only in reais and these are limited to the retained earnings balances in the financial statements prepared in accordance with the Brazilian GAAP. Distributable retained earnings (comprised by of the following accounts in the Brazilian GAAP financial statements: Reserva para expansão and Reserva de retenção de lucros), net of the proposed dividend distribution of R$ 89,059, aggregated R$ 431,552 at December 31, 2004 (2003 - R$ 342,698).

On December 31, 2004, 2003 and 2002, management proposed, for approval at the Annual General Meeting, a dividend to be distributed and calculated as follows:

	Year ended December 31

	2004	2003	2002

Net income for the year	369,830	225,545	245,122
Realization of unrealized earnings reserve	4,899	4,899	4,898
Legal reserve	(18,492)	(11,277)	(12,256)

Dividend calculation basis	356,237	219,167	237,764

Minimum mandatory dividend – 25%	89,059	54,792	59,441

Dividends of R$ 0.75138 per thousand common
shares (2003 – R$ 0.46261; 2002 – R$ 0.52516)	47,691	29,362	33,332

Dividends of R$ 0.82652 per thousand preferred
shares (2003 – R$ 0.50887; 2002 – R$ 0.52516)	41,368	25,430	26,109

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

g) Profit sharing plan

The employee profit sharing plan was formalized in 2004 with the objective of promoting attainment by employees of the targets established by Company management. The targets established for 2004 were fully obtained in connection with proposed net sales and operating results. Considering that the targets were obtained, the Company’s Board of Directors approved employee profit sharing expenses in the amount of R$ 14,317 in 2004.

19. Financial Instruments

a) General considerations

Derivative instruments and operations involving interest rates are used to protect the assets and liabilities of the Company. Management considers that there is no concentration of counterparties, and operations are limited to traditional, highly-rated banks and within approved limits.

Transactions are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

b) Concentration of credit risk

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

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

19. Financial Instruments (Continued)

c) Fair value of financial instruments

The carrying value of the Company's financial instruments, at each balance sheet date, approximates fair value, reflecting the short-term maturity or frequent repricing of these instruments. In estimating the fair value of the derivative positions, quoted market prices are used, if available, or quotes are obtained from outside sources.

Fair value estimates are made at a specific date, based on relevant market information about the financial instrument and based on quotations made on similar issues. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The carrying amounts approximate the fair value of the liabilities.

d) Foreign exchange and interest rate risk management

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of December 31, 2004, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,647,398 (U.S.$ 620,629) (2003 R$ 1,337,331 - U.S.$ 462,872), include financings of R$ 1,639,341 (U.S.$ 617,593) (2003 – R$ 1,324,104 - U.S.$ 458,294) at weighted average interest rates of 4.5% per annum (2002 – 9.1%) which were covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, accruing a weighted average rate of 103.4% of CDI (2003 - 100.9% of CDI).

20. Supplemental Information - Consolidated statements of cash flows

Brazilian GAAP does not require the presentation of a statement of cash flows. The consolidated statements of cash flows in Brazilian GAAP are presented as supplementary information to the primary financial statements:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

20. Supplemental Information - Consolidated statements of cash flows (Continued)

	Year ended December 31

	2004	2003	2002

Cash flows from operating activities
Net income	369,830	225,545	245,122
Adjustments to reconcile net income to
cash from operating activities
Deferred income tax benefit	(88,587)	(41,122)	(152,686)
Loss (gain) on sale of permanent assets	72,565	(539)	852
Net gain from shareholding dilution	(249,624)	-	-
Depreciation and amortization	489,569	454,374	413,617
Unrealized financial expenses and monetary
and foreign exchange variations	(5,986)	193,906	99,445
Equity results of affiliates	(5,307)	8,835	10,357
Minority interest	(43,219)	-	-
Decrease (increase) in assets
Accounts receivable	150,434	483,295	(102,511)
Inventories	(48,838)	37,176	(229,437)
Recoverable taxes	(106,059)	(78,934)	(265,092)
Advances to suppliers and employees	12,403	(30,810)	11,441
Related parties	(47,588)	236	1,345
Judicial deposits	(30,057)	(20,734)	(30,025)
Other	16,607	(54,500)	(89,069)
Increase (decrease) in liabilities
Accounts payable to suppliers	144,290	(219,399)	466,931
Payroll and related charges	27,698	14,166	(16,237)
Taxes payable	(192,952)	18,040	(4,864)
Provisions for contingencies	191,961	131,664	311,118
Other	16,359	(18,081)	(41,120)

Net cash provided by operating activities	673,499	1,103,118	629,187

Cash flows from investing activities
Restricted cash	(118,070)	-	-
Retained interest in receivables securitization fund	(29,960)	(100,000)	-
Proceeds from shareholder dilution in investee	309,007	-	-
Purchase of subsidiaries, less cash acquired	(2,343)	(2,030)	(267,139)
Property and equipment	(557,095)	(539,700)	(717,163)
Proceeds from sale of property and equipment	1,138	18,745	284
Proceeds from sale of intangible assets	-	300	-
Deferred charges	(19,602)	(4,380)	-

Net cash used in investing activities	(416,925)	(627,065)	(984,018)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

20. Supplemental Information - Consolidated statements of cash flows (Continued)

	Year ended December 31

	2004	2003	2002

Cash flows from financing activities
Financings
Issuances	1,233,663	1,215,672	2,170,866
Repayments	(1,449,312)	(1,791,158)	(1,670,661)
Capital increase from minority interest	135,676	-	-
Dividends paid	(54,792)	(59,441)	(60,774)
Proceeds from stock options exercised	1,797	5,629	2,469

Net cash provided by (used in) financing activities	(132,968)	(629,298)	441,900

Net increase (decrease) in cash and cash equivalents	123,606	(153,245)	87,069

Cash and cash equivalents, beginning of year	981,913	1,135,158	1,048,089

Cash and cash equivalents, end of year	1,105,519	981,913	1,135,158

Cash paid during the year for
Interest (net of amount capitalized)	384,455	421,009	366,172
Income taxes	30,974	10,229	-

Non-cash transactions (Note 21(w) (iv))

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company

The accounting practices of the Company (Note 2) are in accordance with the accounting practices adopted in Brazil, which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM and IBRACON (Brazilian Institute of Independent Accountants). Accounting practices applicable to the Company, which differ significantly from U.S. GAAP, are summarized below:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

a) Supplementary inflation restatement in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property and equipment, investments, deferred charges (together denominated permanent assets) and shareholders' equity, and included the net charge or credit in the statement of operations.

However, under U.S. GAAP, Brazil ceased to be treated as a high inflationary economy only as from January 1, 1998. Accordingly the financial information for purposes of U.S. GAAP includes additional inflation restatement adjustments made by applying the General Price Index – Internal Availability (IGP-DI) for the two-year period ended December 31, 1997 to permanent assets and shareholders’ equity. The IGP-DI index increased by 9.3% in 1996 and 7.5% in 1997.

For U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 53,144 and R$ 55,300, at December 31, 2004 and 2003, respectively, due to the additional inflation restatement adjustments, net of accumulated depreciation. These amounts generated increases in depreciation charges of R$ 2,156, R$ 4,198 and R$ 2,167 in 2004, 2003 and 2002, respectively.

b) Property and equipment

(i) Capitalized interest on construction in progress

As from January 1, 1997, Brazilian GAAP permits interest on loans identified to be used to finance assets under construction to be capitalized.

Under U.S. GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of stores is recognized as part of the cost of the related assets. Capitalized interest should be amortized over the useful life of the assets.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Property and equipment (Continued)

(i) Capitalized interest on construction in progress (Continued)

For purposes of the reconciliation, shareholders’ equity was reduced by R$ 11,294 in 2004 and R$ 12,931 in 2003 to reflect such adjustments, net of amortization, to comply with U.S. GAAP. These adjustments reduced depreciation charges by R$ 1,637, R$ 1,852 and R$ 1,915 in 2004, 2003 and 2002, respectively.

(ii) Leasehold improvements

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease terms. Under Brazilian GAAP, the lease term takes into consideration the lease renewal periods and the Company’s expectation that renewals will be confirmed.

Under U.S. GAAP, when the renewals have been determined at the inception of the lease to be reasonably assured, amortization of leasehold improvements is extended over a term that includes assumption of lease renewals. The lease renewal term may only be included as part of the lease term for purposes of amortization, if the renewal is available at the inception of the lease and its exercise is at the sole discretion of the Company.

Accordingly, for purposes of U. S. GAAP, the Company revised the accounting treatment for the amortization of leasehold improvements and adjusted its accounting retroactively to December 31, 2001, reducing property and equipment, net balances by R$ 7,513, before tax effects, for leasehold improvements to amortize the leasehold improvements over the estimated useful lives of the assets or the primary lease terms of the respective leases including exercised options, whichever is shorter. The modification was effected to take into account lease renewal options which had been contractually agreed with the lessor or when renewal was at the sole discretion of the Company; previously such period had included the expected lease extension term which was not fully assured by contract or by law.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Property and equipment (Continued)

(ii) Leasehold improvements (Continued)

The amortization charges for the years ended December 31, 2003 and 2002 have been restated to increase the charges by R$ 15,456 and R$ 9,383, before tax effects, respectively. Property and equipment balances at December 31, 2003 were reduced by R$ 32,352 (Note 21 (u)). For U.S. GAAP purposes, the amortization of leasehold improvements decreased the shareholders’ equity as of December 31, 2004 and net income for the year ended December 31, 2004 in the amount of R$ 51,677 and R$ 19,325, respectively.

c) Deferred charges

Brazilian GAAP permits deferral of certain intangibles, pre-operating expenses incurred in the construction or expansion of a store before the store begins operations, research and development expenditure and other items which are recorded at cost and amortized over a period of five years. Following a significant devaluation of the Brazilian real in 1999, the net foreign exchange losses were deferred and amortized over four years until December 31, 2003.

For U.S. GAAP purposes, the deferred charges which do not meet the conditions established for deferral and, accordingly, have been charged to the income statement.

For the purposes of the U.S. GAAP reconciliation, shareholders' equity was decreased by R$ 26,172 and R$ 62,393, at December 31, 2004 and 2003, respectively, due to deferred charges adjustments, net. These amounts generated increases in income of R$ 36,221, R$ 42,819 and R$ 69,855 in 2004, 2003 and 2002, respectively.

A break down of the adjustments into net income for the years presented is set forth in the following table:

	2004	2003	2002

Reversal of amortization of deferred charges under
Brazilian GAAP
Pre-operating expenses and other	36,221	38,341	51,945
Foreign exchange losses	-	4,478	17,910

	36,221	42,819	69,855

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Deferred charges (Continued)

The deferred charges under Brazilian GAAP include pre-operating expenses from Sendas Distribuidora in the amount of R$ 17,352 as of December 31, 2004 and amortization of deferred charges in the amount of R$ 2,041. The net amount of R$ 15,311 was charged to net income and shareholders’ equity in the U.S.GAAP reconciliation on the adjustment denominated as Equity results of Sendas Distribuidora (Note 21(h) and (u)).

d) Leases

Under Brazilian GAAP, leases normally are treated for accounting purposes as operating leases and the expense is recognized when each lease installment is due. Disclosure regarding leases is more limited than under U.S. GAAP. Under U.S. GAAP, leases which transfer substantially all the benefits and risks of ownership related to the leased property from lessor to the lessee are treated as capital leases and the corresponding assets or liabilities are recognized, as appropriate, and the effects of depreciation and interest expense are recognized in the income statement. All other leases are classified as operating leases and the lease expenses are recorded on a straight-line basis.

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was reduced by a net amount of R$ 10,907 and R$ 12,045, at December 31, 2004 and 2003, comprising adjustments from property and equipment under capital lease (R$ 33,548 and R$ 33,850 in December 31, 2004 and 2003, respectively) and the related capital lease obligations (R$ 44,455 and R$ 45,895 in December 31, 2004 and 2003, respectively). These amounts increased income in 2004 and 2003, respectively by R$ 1,138 and R$ 17,381 and decreased the net income in 2002 by R$ 23,608.

e) Business combinations

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years. Goodwill in a subsidiary subsequently merged into its parent is reclassified to deferred charges or property and equipment.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

e) Business combinations (Continued)

For U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets. The residual of consideration paid over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142) requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for under the equity method and certain other intangible assets deemed to have an indefinite useful life, cease to be amortized. FAS 142 also require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for U.S. GAAP purposes as of December 31, 2004. Management makes annual assessments of such goodwill as required by FAS 142.

Difference in relation to Brazilian GAAP arises principally from the measurement of the fair values assigned to the assets acquired and liabilities assumed.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2004 totaled R$1,212,915 (2003 – R$ 823,171), which is being amortized to income over a period of up to 10 years. At December 31, 2004, the amount of R$ 185,224 (2003 – R$ 230,562) was recorded in investments and the amount of R$ 1,027,691 (2003 – R$ 592,609) was included in deferred charges.

Goodwill and identifiable intangible assets, under U.S. GAAP, determined on acquisition were as follows:

			2004			2003

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill	734,868	(141,584)	593,284	731,621	(141,584)	590,037
Tradenames	107,274	(54,342)	52,932	107,274	(43,756)	63,518

	842,142	(195,926)	646,216	838,895	(185,340)	653,555

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

e) Business combinations (Continued)

Following a strategy review in 2002, the expected useful life of certain trade names was reduced prospectively from 19 to 8 years.

For U.S. GAAP purposes, goodwill balances which as from 2002 are no longer amortized, resulted in adjustments to decrease amortization charges by R$ 167,837, R$ 103,695 and R$ 87,192 for the years ended December 31, 2004, 2003 and 2002, respectively.

A break down of the net adjustments into net income for the years presented is set forth in the following table:

	2004	2003	2002

Amortization of tradename	(10,586)	(10,586)	(10,586)
Recognition of deferred income tax and other(*)	-	(61,700)	(198,746)
Reversal of amortization of goodwill under Brazilian
GAAP	167,837	103,695	87,192

	157,251	31,409	(122,140)

(*) Under U.S. GAAP, the tax effect of the net operating loss carryforwards of Sé and ABC Supermercados relating to the pre-acquisition period was recognized against goodwill in 2003 and 2002. Under Brazilian GAAP, the deferred income tax benefit was recognized in the results of operations.

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was reduced by R$ 12,366 and R$ 169,617, at December 31, 2004 and 2003 respectively, due to the above mentioned adjustments.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

f) Consolidation of CBD Tech

Under Brazilian GAAP, the investments in CBD Tech have not been consolidated and include foreign exchange gain or losses in the equity in results. Under U.S. GAAP, all subsidiaries, including CBD Tech are consolidated.

For U.S. GAAP the investment in CBD Tech was fully amortized as of December 31, 2003, therefore shareholders’ equity was reduced by R$ 10,172. Net income for the years ended December 31, 2003 and 2002, was increased by R$ 3,253 and decreased by R$ 7,848, respectively, to eliminate the equity in results and foreign exchange gain or losses.

g) Consolidation of securitization fund

Under Brazilian GAAP, the transfer of receivables to the Company's securitization fund was treated as a sale of receivables and the discount on the sale is recorded in the statement of income.

For purposes of U.S. GAAP, the transfer of the receivables to PAFIDC was not considered as a sale, nor did PAFIDC meet the pre-requisites of a qualifying special purpose entity ("QSPE"), as defined by SFAS No. 140 "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities – a replacement of FASB Statement 125" and it was fully consolidated in the financial statements. The senior quotas held by a third party are presented in the consolidated balance sheet as Mandatorily redeemable equity interest in securitization fund, as required by SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

The net assets which have been consolidated in the Company’s financial statements as at December 31, 2004 and 2003 are summarized as follows:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

g) Consolidation of securitization fund (Continued)

	2004	2003

Current assets
Restricted cash and marketable securities	70,463	82,863
Accounts receivable, net	701,830	449,833
Other assets	3,488	297
Current liabilities	(213)	(10,802)
Long-term liabilities
Mandatorily redeemable interest in securitization
fund	(617,126)	(417,690)

Net assets	158,442	104,501

Under U.S. GAAP, upon consolidation of PAFIDC, senior quotas are recorded as Mandatorily redeemable equity interest in securitization fund as long-term liabilities.

h) Sendas Distribuidora

Under Brazilian GAAP, following the CVM Instruction No. 247 and in conformity with the shareholders’ agreement Sendas Distribuidora was fully consolidated. The shareholders agreement establishes that the Company has the operating and administrative management in addition to its prevailing decision when elect or remove directors from their office. The Sendas Distribuidora condensed balance sheet and condensed statement of income as at and for the 11 months ended December 31, 2004 is presented in Note 1 (b).

For purposes of U.S. GAAP, the investment in Sendas Distribuidora did not meet the criteria for consolidation as defined by SFAS No. 94 ("Consolidation of All Majority-Owned Subsidiaries") nor did it meet the pre-requisites of a qualifying variable interest entity ("VIE"), under FASB Interpretation No. ("FIN") 46R "Consolidation of Variable Interest Entities, (revised December 2003)".

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Sendas Distribuidora (Continued)

Under U.S. GAAP, the interest in Sendas Distribuidora has been recorded under the equity method considering the 50% ownership of common shares, in conformity with the shareholders’ agreement. Equity pick up on the investment of Sendas Distribuidora generated a gain of R$ 2,229 at December 31, 2004. Had this investment been consolidated, this would not have affected net income or shareholders’ equity under U.S. GAAP.

Additionally, under Brazilian GAAP, the assets contributed to the joint venture were recorded at fair value and goodwill was created, as described in Note 9 (a). Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the amortization of goodwill recorded for Brazilian GAAP purposes of R$ 50,682 for 2004. The Company’s carrying amount of its investment in Sendas Distribuidora at the date of the joint venture formation was R$ 141,732, while its 50% interest in the net assets of the joint venture was a negative amount of R$ 91,738. This difference is accounted for as goodwill in accordance with APB 18 and will not be amortized, in accordance with FAS 142, but will be assessed for impairment on an annual basis. The Company determined that there was no impairment for 2004.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Sendas Distribuidora (Continued)

The Sendas Distribuidora condensed balance sheet and condensed statement of income in accordance with U.S. GAAP are as follows:

Condensed balance sheet

As of December 31 2004

Assets
Current assets
Cash and cash equivalents	136,920
Accounts receivable, net	100,571
Inventories	214,074
Recoverable taxes	9,582
Advances to suppliers and employees	1,395
Prepaid expenses	4,321
Other	23,740

Total current assets	490,603

Property and equipment, net	466,489

Other non-current assets
Customer credit financing	658
Other receivables	125,520
Deferred income tax, net	47,802
Restricted deposits for legal proceedings	4,838

178,818

Total assets	1,135,910

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Sendas Distribuidora (Continued)

As of December 31 2004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers	327,108
Loans and financing	533,958
Capital lease obligations	2,415
Payroll and related charges	21,048
Deferred income tax	17,232
Taxes, other than on income	15,663
Related parties	43,852
Other	31,308

Total current liabilities	992,584

Long-term liabilities
Loans and financing	34,098
Capital lease obligations	93,936
Debentures	123,063
Accrued liability for legal proceedings	909

Total long-term liabilities	252,006

Shareholders' deficit	(108,680)

Total liabilities and shareholders' equity	1,135,910

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Sendas Distribuidora (Continued)

Condensed statement of income

From inception
on February 1,
to December 31
2004

Gross sales	3,018,959
Sales and value-added tax	(446,232)

Net sales revenue	2,572,727

Cost of sales	(1,835,034)

Gross profit	737,693

Selling, general and administrative expenses	(668,748)
Depreciation and amortization	(38,787)
Other operating expenses, net	(10,311)

Operating income	19,847

Non-operating income (expenses)
Financial income	23,455
Financial expenses	(133,486)

Loss before income taxes	(90,184)

Income tax benefit
Deferred	30,570

Net Loss	(59,614)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Cash consideration received from vendors

Under Brazilian GAAP, the Company receives cash consideration from vendors, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and cooperative advertising. Volume bonuses and discounts received from suppliers in the form of products are recorded as zero-cost additions to inventories and the benefits are recognized as the product is sold. Discounts and bonuses in cash are recorded as decreases to cost of sales.

Under U.S. GAAP, substantially all cash considerations from vendors are accounted for as a reduction of item cost and recognized in income when certain conditions are fulfilled and the related inventory is sold. EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was issued in December 2002 and was to be applied by the Company to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002.

The Company recognized that it had not applied the provisions of EITF 02-16 in relation to the recording of cash consideration received from vendors in 2003 and consequently restated the U.S. GAAP financial information to take account of these effects as of December 31, 2003 and for the year then ended by charging R$ 40,968 (before tax effects) to Cost of sales (Note 21 (u)).

For purposes of the U.S. GAAP reconciliation, shareholders' equity at December 31, 2004 and 2003, was decreased by R$ 25,190 and R$ 40,968, before tax effects, respectively. Net income for the years ended December 31, 2004 and 2003, before tax effects, was increased by R$ 15,778 and decreased by R$ 40,968, respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

j) Cash and cash equivalents

Under Brazilian GAAP, our short-term investments are recorded at acquisition cost plus income earned and adjusted to its market value, if lower, in the event a loss is considered to be other than temporary.

For U.S. GAAP purposes, short and long-term investments in debt securities are classified under guidance of SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" as either held-to-maturity securities, or available for sale securities. Our securities are classified as trading securities and are measured at fair value at the balance sheet dates and interest is recorded as earned.

k) Deferred gain on FIC Transaction

As further described in Note 1 (c), the Company formed a strategic alliance with Itaú. The deal was effected through a series of transactions whereby the Company received R$ 380,444 in cash and the Company then made a cash capital contribution of R$75,000 to Miravalles. Pursuant to the joint venture agreement, R$ 152,500 was placed into a restricted account controlled by Itaú and the funds will be released as certain performance milestones are achieved.

Under Brazilian GAAP, as further detailed in Note 1 (c), the Company recognized a total gain of R$ 205,028, wrote off certain assets related to the start up costs of the operations and certain intangible related to customer list in the amount of R$ 53,703.

Under U.S. GAAP, this transaction resulted in gain recognition of R$ 152,944, and a deferred gain of R$ 152,500 related to the funds held in escrow and which are subject to milestone performance.

Additionally, under US GAAP, the basis of the investment in the joint venture is deemed to be zero. Under APB 18, this difference of R$ 75,000 from the underlying equity in the net assets of the investee is recognized as a deferred credit and will be amortized into income using the straight line method over 5 years. The Company recognized R$ 2,500 in such amortization in 2004.

Therefore, this transaction resulted in a total net decrease of gain of R$ 49,584.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

k) Deferred gain on FIC Transaction (Continuded)

Under U.S. GAAP, the restricted cash maintained in the escrow account is not deemed to be an asset of the Company and is therefore excluded from its balance sheet, along with the related deferred gains recorded under Brazilian GAAP. Such cash will be recorded as it is released from escrow and a related gain will be recognized.

l) Earnings per share

Under Brazilian GAAP, disclosure of net income per share is computed based on the number of shares outstanding at the balance sheet date and does not distinguish between common and preferred shares. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred shareholders are entitled on distributed earnings is not allocated on calculating EPS under Brazilian GAAP.

Under U.S. GAAP, because the preferred and common shareholders have different voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated using the "two class" method. The "two class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends declared and participation rights in undistributed earnings.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

l) Earnings per share (Continued)

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted-average number of the respective class of shares outstanding during the period.

From 1997 to 2000, the Company issued debentures convertible into preferred shares (Note 13). For convertible securities, diluted earnings per share should be calculated using the "if-converted" method, i.e., as if the debentures had been converted to shares at the beginning of the period. As the effects of applying the "if-converted" method are antidilutive, considering the interest expense (net of tax and nondiscretionary adjustment) which would be avoided if converted, diluted earnings per share are not affected by the convertible securities.

The Company has issued employee stock options (Note 18(c)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options. During 1999, the Company issued share warrants giving the holder the right to subscribe capital from August 31, 2001 over a period of two to three years. As the effects of applying the treasury stock method are antidilutive, diluted earnings per share are not affected by the share warrants. These warrants expired at year end 2004.

The impact in earnings per share of the put options, pursuant to the agreement between CBD and AIG, as previously mentioned in Note 1 (b) (ii), for the year ended December 31, 2004 is not significant.

The basic and diluted earnings per shares for the years ended December 31, 2003 and 2002, as previously reported, are stated in Note 21(u).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

l) Earnings per share (Continued)

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

	Year ended December 31, 2004			Year ended December 31, 2003

	Preferred	Common	Total	Preferred	Common	Total

				(as restated)

Basic numerator
Actual dividends proposed	41,360	47,699	89,059	-	-	-
Actual dividends declared	25,446	29,346	54,792	27,514	31,927	59,441
Basic allocated undistributed earnings	160,241	184,799	345,040	108,195	125,549	233,744

Allocated net income available for
common and preferred shareholders	227,047	261,844	488,891	135,709	157,476	293,185

Basic denominator (in thousands of
shares)
Weighted-average number of shares	50,032,630	63,470,811	113,503,441	49,725,151	63,470,811	113,195,962

Basic earnings per thousand
shares – U.S. GAAP (R$)	4.54	4.13		2.73	2.48

Diluted numerator
Actual dividends proposed	41,404	47,655	89,059	-	-	-
Actual dividends declared	25,473	29,319	54,792	27,592	31,849	59,441
Diluted allocated undistributed earnings	160,411	184,629	345,040	108,502	125,242	233,744

Allocated net income available for
common and preferred shareholders	227,288	261,603	488,891	136,094	157,091	293,185

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	50,032,630	63,470,811	113,503,441	49,725,151	63,470,811	113,195,962
Put options	7,577	-	7,577	-	-	-
Stock options	91,979	-	91,979	263,557	-	263,557

Diluted weighted-average number of
shares	50,132,186	63,470,811	113,602,997	49,988,708	63,470,811	113,459,519

Diluted earnings per thousand
shares – U.S. GAAP (R$)	4.53	4.12		2.72	2.48

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

l) Earnings per share (Continued)

	Year ended December 31, 2002

	Preferred	Common	Total

		(as restated)

Basic numerator
Actual dividends declared	26,658	34,116	60,774
Basic allocated undistributed earnings	14,468	18,514	32,982

Allocated net income available for common and
preferred shareholders	41,126	52,630	93,756

Basic denominator (in thousands of shares)
Weighted-average number of shares	49,596,794	63,470,811	113,067,605

Basic earnings per thousand shares – U.S.
GAAP (R$)	0.83	0.83

Diluted numerator
Actual dividends declared	26,814	33,960	60,774
Diluted allocated undistributed earnings	14,552	18,430	32,982

Allocated net income available for common and
preferred shareholders	41,366	52,390	93,756

Diluted denominator (in thousands of shares)
Weighted-average number of shares	49,596,794	63,470,811	113,067,605
Stock options	519,031	-	519,031

Diluted weighted-average number of shares	50,115,825	63,470,811	113,586,636

Diluted earnings per thousand shares –
U.S.GAAP (R$)	0.83	0.83

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For the Company, comprehensive income is the same as its net income.

n) Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered.

Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. Valuation allowances are established when it is not more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented gross.

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

Additionally, the Company recognized the deferred tax effects related to the temporary differences generated by U.S.GAAP adjustments. This resulted in a deferred income tax benefit (expenses) of R$ 38,019, R$ (40,949) and R$ (20,785) in 2004, 2003 and 2002, respectively, and the effect in shareholders’ equity is R$ 26,310 and R$ (11,709) in 2004 and 2003, respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

o) Provision for dividends and interest on shareholders’ equity

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements, subject to the approval by shareholders' meeting.

Under U.S. GAAP, for the years ended December 31, 2003 and 2002, since proposed dividends are subject to the approval of the annual shareholders’ meeting and therefore are not deemed a legal obligation of the Company until then, no dividends were accrued at the balance sheet date. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for U.S. GAAP purposes. In 2004, the minimum mandatory dividend of R$ 89,059 was provided as a liability in the U.S. GAAP financial statements.

p) Stock-based compensation

Under Brazilian GAAP, the rights to acquire the Company’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through to the exercise date. Under variable plan accounting, periodic changes in the differences between the market price of the Company’s stock and the exercise prices of the outstanding options are recognized as compensation expense, charged ratably over a period of the expected average terms of four years from grant-date, the period over which the employee services are rendered.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

p) Stock-based compensation (Continued)

In addition, under U.S. GAAP pro forma disclosures of net income and earnings per share (Note 21 (w) (iii)) are presented under the fair value method of accounting. Under this method, fair value is determined using a pricing model (Black-Scholes) which takes into account the stock price at the grant date, the purchase price, the expected life of the award, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the award.

For purposes of the U.S. GAAP reconciliation, additional charges for compensation expenses were recognized under U.S. GAAP in the amounts of R$ 2,019 in 2004, R$ 3,848 in 2003 and R$ 2,747 in 2002.

q) Derivative and other financial instruments

Under Brazilian GAAP, financial instruments and derivatives are accounted for at cost or contract value with footnote disclosure of the type and amounts of financial instruments and derivatives. The Company has been recording its derivative activities by the net amount in the balance sheet as either an asset or liability measured at the spot rates at the balance sheet date to reflect the yield accrue.

Under U.S. GAAP, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value.

The Company enters into cross-currency and interest rate swaps to mitigate foreign exchange risk on U.S. dollar denominated fixed interest debt. Under U.S. GAAP the realized and unrealized gains and losses on the swap agreements used to manage risks related to foreign currency cash flow exposures are reported in the statement of income and included in the amounts reported in "Financial expense - interest expense". At December 31, 2004, the Company has cross-currency and interest rate swaps outstanding of which the fair value asset (liability) amount was R$ 126,879 (2003 – R$7,636 and R$ (52,918)).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Derivative and other financial instruments (Continued)

The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of December 31, 2004, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,647,398 (2003 – R$ 1,337,331), include financings of R$ 1,639,341 (2003 – R$ 1,324,104) at weighted average interest rates of 4.5% per annum (2003 – 9.1%) which were covered by floating rate swaps, linked to a percentage of an interbank variable interest rate (CDI), in Brazilian reais, accruing an average weighted rate of 103.4% of CDI (2003 – 100.9% of CDI). Pursuant to EITF No. 02-02, the amount of R$ 573,935 (2003 – R$ 659,536) was treated on a combined basis as though the loans were originally denominated in reais and linked to a percentage of CDI.

At December 31, 2004 the notional amounts of the cross-currency and interest rate swaps and the fair market value amounts were as follows:

			2004			2003

	Notional			Notional
	outstanding	Fair market value (*)		outstanding	Fair market value (*)

	amount	Asset	Liability	amount	Asset	Liability

Interest rate swaps	-	-	-	125,000	698	-
Cross-currency interest rate
swaps	513,585	-	126,879	698,497	6,938	(52,918)

		-	126,879		7,636	(52,918)

Current assets		-	-		698	-
Other assets		-	-		6,938	-
Current liabilities		-	429		-	(16,271)
Long-term liabilities		-	126,450		-	(36,647)

(*)Fair market value gain (loss)under outstanding cross-currency and interest rate swaps.

The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. For U.S.GAAP, gains (losses) from derivative activities totaled R$ (39,234), R$76,008 and R$ (36,139) in the years ended December 31, 2004, 2003 and 2002, respectively, and are included in "Financial expense - interest expense" and the amounts of R$ 635 and R$ 38,969 in the shareholders’ equity in 2004 and 2003, respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Business segments disclosure

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under U.S. GAAP, SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that senior management uses the information to allocate resources among segments and evaluate their performance. The Company operates principally in the retail trade; the Company's other activities are not significant.

The retail trade segment includes the Company’s Pão de Açúcar, Extra and Comprebem-Sendas divisions which have similar economic characteristics and conduct operations in a substantially similar manner, with similar products and services, similar cost structures, similar marketing and distribution methods and were aggregated into one reportable segment. The Company’s other activities include the Extra-Eletro stores which sell home appliances and consumer electronic products.

Net sales revenues from external customers from the retail trade segment totaled R$ 9,752,174, R$ 10,551,781 and R$ 9,127,786 in the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from external customers from other segments totaled were R$ 240,116, R$ 254,558 and R$ 326,883 in the years ended December 31, 2004, 2003 and 2002.

s) Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from U.S. GAAP.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

s) Classification of statement of income line items (Continued)

The reclassifications are summarized as follows:

(i) Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts are reclassified to non-operating income and expenses in accordance with U.S. GAAP;

(ii) Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as a non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of permanent assets are classified as an adjustment to operating income (expense);

(iii) Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts are classified as operating expenses in accordance with U.S. GAAP. Employee profit sharing expenses recorded in 2004 totaled R$ 14,317.

(iv) Under Brazilian GAAP, equity in results of investees is recognized as operating income in the statement of income. Under U.S. GAAP equity in results of investees is classified in the statement of income in a caption after income tax.

(v) Under Brazilian GAAP, cash consideration received from vendors is recorded as a reduction of cost of sales. Under U.S. GAAP, cash consideration received from vendors related to payment for services delivered to a vendor would be recorded as other income, which totaled R$ 101,761, R$ 114,517 and R$ 77,493 in the years ended December 31, 2004, 2003 and 2002, respectively. Under U.S. GAAP, reimbursements of advertising expense incurred by the Company to sell the vendors’ products should be characterized as a reduction of that expense. The amount of R$ 61,101, R$ 48,917 and R$ 67,307 for the years ended December 31, 2004, 2003 and 2002, respectively, would be classified as a reduction of selling, general and administrative expenses.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Classification of balance sheet line items

The reclassifications are summarized as follows:

(i) Under U.S. GAAP, goodwill recorded at investments and on merged companies within deferred charges would be reclassified to goodwill accordingly to its nature;

(ii) Under U.S. GAAP, deferred tax assets and liabilities would be netted and classified as current or non-current based on the classification of the underlying temporary difference.

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Subsequent to the issuance of the financial statements as at and for the year ended December 31, 2003, the Company’s management corrected its accounting for leasehold improvements to amortize the leasehold improvements over the estimated useful lives of the assets or the primary lease terms of the respective lease including options exercisable at the sole discretion of the Company, whichever is shorter. Consequently, shareholders’ equity as at December 31, 2003 was decreased by R$ 24,264, net of tax effects, and net income for the year ended December 31, 2003 and 2002 were decreased by R$ 11,592 and R$ 7,037, respectively, net of tax effects (Note 21(b)(ii)). Additionally, the Company recognized that it had not applied the provisions of EITF 02-16 in relation to the recording of cash consideration received from vendors in 2003 and consequently has restated net income for the year ended December 31, 2003 reducing net income and shareholders’ equity by R$30,726, net of tax effects(Note 21(i)).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

The U.S.GAAP financial information as at and for the two years ended December 31, 2003 has been restated to reflect this adjustment.

The correction of the adjustments from the accounting treatment for cash consideration received from vendors and amortization of leasehold improvements resulted in the following additional charges:

	Before tax effects
		Tax effects	Net of tax effects

Shareholders’ equity as of December 31, 2003
Cash consideration received from vendors	(40,968)	10,242	(30,726)
Leasehold improvements	(32,352)	8,088	(24,264)

	(73,320)	18,330	(54,990)

Net income for the year ended December 31, 2003
Cash consideration received from vendors	(40,968)	10,242	(30,726)
Leasehold improvements	(15,456)	3,864	(11,592)

	(56,424)	14,106	(42,318)

Net income for the year ended December 31, 2002
Leasehold improvements	(9,383)	2,346	(7,037)

	(9,383)	2,346	(7,037)

	As previously
	reported	Adjustment	As restated

Shareholders’ equity as of December 31, 2003	3,628,616	(54,990)	3,573,626
Net income for the year ended December 31, 2003	335,503	(42,318)	293,185
Earnings per thousand shares
Basic – preferred shares	3.12	(0.39)	2.73
Basic – common shares	2.84	(0.36)	2.48
Diluted – preferred shares	3.11	(0.39)	2.72
Diluted – commons shares	2.84	(0.36)	2.48

Net income for the year ended December 31, 2002	100,793	(7,037)	93,756
Earnings per thousand shares
Basic – preferred shares	0.89	(0.06)	0.83
Basic – common shares	0.89	(0.06)	0.83
Diluted – preferred shares	0.89	(0.06)	0.83
Diluted – commons shares	0.89	(0.06)	0.83

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

Shareholders' equity and net income, adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP, are as follows:

(i) Shareholders’ equity

	December 31

	2004	2003

		(as restated)

As reported in the accompanying financial statements under Brazilian GAAP	4,050,990	3,768,422

Additional indexation of permanent assets for 1996 and 1997	137,366	138,593
Depreciation and disposal of additional indexation of permanent
assets for 1996 and 1997	(84,222)	(83,293)
Capitalized interest	(11,294)	(12,931)
Leasehold improvements	(51,677)	(32,352)
Deferred charges, net	(26,172)	(62,393)
Capital leases
Property and equipment under capital lease	33,548	33,850
Capital lease obligations	(44,455)	(45,895)
Business combinations adjustments	(12,366)	(169,617)
Consolidation of CBD Tech	-	(10,172)
Equity results of Sendas Distribuidora	2,229	-
Cash consideration received from vendors	(25,190)	(40,968)
Deferred gain on FIC transaction	(49,584)	-
Derivative instruments	635	39,869
Prepaid expenses and other	(23,636)	7,430
Deferred income taxes on adjustments above	26,310	(11,709)
Provision for dividends	-	54,792

Shareholders' equity under U.S. GAAP	3,922,482	3,573,626

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(ii) Net income

	Year ended December 31

	2004	2003	2002

		(as restated)	(as restated)

As reported in the accompanying financial statements under Brazilian GAAP	369,830	225,545	245,122
Depreciation and disposal of additional indexation of
permanent assets for 1996 and 1997	(2,156)	(4,198)	(2,167)
Capitalized interest	1,637	1,852	1,915
Leasehold improvements	(19,325)	(15,456)	(9,383)
Deferred charges, net	36,221	42,819	69,855
Capital leases	1,138	17,381	(23,608)
Business combinations adjustments	157,251	31,409	(122,140)
Consolidation of CBD Tech	10,172	3,253	(7,848)
Equity results of Sendas Distribuidora	2,229	-	-
Cash consideration received from vendors	15,778	(40,968)	-
Deferred gain on FIC transaction	(49,584)	-	-
Derivative instruments	(39,234)	76,008	(36,139)
Prepaid expenses and other	(31,066)	337	1,681
Compensation expense from stock ownership plan	(2,019)	(3,848)	(2,747)
Deferred income taxes on adjustments above	38,019	(40,949)	(20,785)

Net income under U.S. GAAP	488,891	293,185	93,756

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	Year ended December 31

	2004	2003	2002

		(as restated)	(as restated)
Shareholders' equity under U.S. GAAP at beginning
of the year	3,573,626	3,330,405	3,292,207
Capital increase	1,797	5,629	2,469
Net income for the year	488,891	293,185	93,756
Additional paid-in capital	2,019	3,848	2,747
Dividends	(143,851)	(59,441)	(60,774)

Shareholders' equity under U.S. GAAP at end of the
year	3,922,482	3,573,626	3,330,405

Comprehensive income
Net income for the year	488,891	293,185	93,756

Comprehensive Income	488,891	293,185	93,756

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R eliminates the option to use the APB 25 intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued.

SFAS No. 123R requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS No. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of the award will be remeasured at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt SFAS No. 123R beginning on January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The Company will apply this standard if nonmonetary assets exchanges occur in the fiscal years beginning after June 15, 2005.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. ARB No. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of "so abnormal", which was not a defined term. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The Company is analyzing the requirements of this new standard and believes that its adoption will not have a significant impact on the financial position, operating result or cash flows.

At its March 31, 2004 meeting, the Emerging Issues Task Force reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, "Earnings per Share". Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the Two-Class Method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the Two-Class Method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company. The consensus reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information

(i) Business combinations

On June 30, 2002, the Company acquired Sé and CIPAL. These acquisitions were recorded using the purchase method of accounting. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair market values at the date of acquisition. Amounts allocated to goodwill relating to these acquisitions have not been amortized.

Selected pro forma unaudited combined financial data of the Company prepared as though the acquisitions of the more significant companies acquired had occurred on January 1, 2002, are presented below:

Year ended
December 31
2002

(as restated)

Net sales revenue – U.S. GAAP	9,841,918
Net loss – U.S. GAAP	(72,320)
Basic pro forma earnings per thousand
Preferred and common shares – R$	(0.64)
Diluted pro forma earnings per thousand
preferred and common shares – R$	(0.64)

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated on January 1, 2002.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information (Continued)

(ii) Leases

A significant portion of retail units are leased under operating lease agreements and a few portion under capital lease, generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial non-cancelable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2004, the effective rate of rentals was 1.59% (2003 – 1.45%, 2002 – 1.68%) of sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

Certain computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to non-cancelable capital and operating leases and imputed interest on capital leases as of December 31, 2004 are summarized below:

	Capital leases	Operating leases

2005	24,642	160,469
2006	12,688	147,582
2007	2,518	135,475
2008	1,952	112,811
2009	1,951	83,558
Thereafter	45,982	199,231

Total minimum lease payments	89,733	839,126

Imputed interest	(45,278)

Present value of minimum capitalized lease
payments	44,455

Current portion	22,087

Long-term capitalized lease obligations	22,368

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information (Continued)

(ii) Leases (Continued)

Net rental expense, included in selling, general and administrative expenses, consists of the following:

	2004	2003	2002

Minimum rentals	171,190	192,539	177,135
Contingent rentals	43,914	31,675	37,653
Sublease rentals	(34,608)	(37,649)	(27,293)

	180,496	186,565	187,495

(iii) Stock option plan

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

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information (Continued)

(iii) Stock option plan (Continued)

In 1999, the Board of Directors approved a new issue of options convertible into 3,400,000 thousand preferred shares to be granted under the Plan. On March 31, 2000, the Company granted 305,975 thousand stock options with an exercise price of R$ 60.00 per thousand shares. On April 2, 2001, the Company granted 361,660 thousand stock options with an exercise price of R$ 64.00 per thousand shares. On March 15, 2002, the Company granted 412,600 thousand stock options with an exercise price of R$ 47.00 per thousand shares. On May 16, 2003, the Company granted 499,840 thousand stock options with an exercise price of R$ 40.00 per thousand shares. On April 30, 2004, the Company granted 431,110 thousand stock options with an exercise price of R$ 52.00 per thousand shares. The exercise prices are indexed by the IGP-M (General Price Index).

		Share options (thousands)

	Capital
	increase	2004	2003	2002

Options outstanding at beginning of year		1,439,340	1,395,960	1,362,385
Options granted
Series 6 (granted on March 15, 2002)		-	-	412,600
Series 7 (granted on May 16, 2003)		-	499,840	-
Series 8 (granted on April 30, 2004)		431,110	-	-
Options exercised
Series 3 - April 10, 2002	R$ 59	-	-	(3,400)
Series 2 - December 19, 2002	R$ 2,396	-	-	(120,900)
Series 3 - December 19, 2002	R$ 14	-	-	(700)
Series 3 - December 17, 2003	R$ 5,629	-	(256,100)	-
Series 3 - March 26, 2004	R$ 1,797	(80,000)	-	-
Options forfeited		(83,580)	(200,360)	(254,025)

Outstanding options granted at end of year		1,706,870	1,439,340	1,395,960

Share options available at end of year for
future grants		1,988,469	2,335,999	2,635,479

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information (Continued)

(iii) Stock option plan (Continued)

	2004	2003	2002

Range of year-end exercise prices for
outstanding options (R$ per thousand shares)	44.51-106.12	40.06-94.87	20.55-86.57

Weighted average grant-date exercise price of
options (R$ per thousand shares)	51.37	50.44	42.58

Weighted average grant-date quoted market
price of shares (R$ per thousand shares),
based on quoted market value at date granted	43.83	54.93	46.33

Weighted average exercisable at the end of the year
(R$ per thousand shares)	72.17	68.66	48.63

Weighted average expired during the year
(R$ per thousand shares)	50.23	40.16	28.66

Year-end quoted market price of shares at the end
of each year (R$ per thousand shares)	68.70	70.40	54.50

Compensation cost recognized for the year
ended December 31	2,019	3,848	2,747

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information (Continued)

(iii) Stock option plan (Continued)

The following table illustrates the effect on net income and earnings per thousand shares if the Company had applied the fair value method to its stock-based compensation, as required under the disclosure provisions of SFAS No. 123.

	Year ended December 31

	2004	2003	2002

		(as restated)	(as restated)

Net income – U.S. GAAP	488,891	293,185	93,756
Add: stock-based employee compensation
included in reported net income	2,019	3,848	2,747
Deduct: total stock-based employee
compensation expense determined
under fair value based method for all
awards	(11,796)	(11,345)	(12,327)

Net income – pro forma	479,114	285,688	84,176

Earnings per thousand shares:
Basic – U.S. GAAP
Preferred	4.54	2.73	0.83
Common	4.13	2.48	0.83
Basic - pro forma
Preferred	4.45	2.66	0.74
Common	4.04	2.42	0.74

Diluted – U.S. GAAP
Preferred	4.53	2.72	0.83
Common	4.12	2.48	0.83
Diluted - pro forma
Preferred	4.44	2.65	0.74
Common	4.04	2.41	0.74

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

21. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) U.S.GAAP Supplementary information (Continued)

(iii) Stock option plan (Continued)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model assuming: expected dividend yield of 2.20% in 2004, 1.45% in 2003 and 1.65% in 2002, expected volatility of approximately 38.38% in 2004, 38.72% in 2003 and 40.85% in 2002, weighted average risk-free interest rate of 8.64% in 2004, 12.44% in 2003 and 13.43% in 2002, and an expected average life of four years.

(iv) Major Non-cash Transactions

In 2004, the Company acquired equipment under capital lease agreements in the amount of R$ 18,603 (2003 – R$ 24,228 and R$ 2002 – R$ 30,599).

The conversion of debentures into shares capital are non-cash transactions (Note 13).

22. Subsequent events

i) Casino Joint Venture Agreement

On May 3, 2005, the Diniz group (consisting of shareholders Mr. Abilio Diniz, Península Participações Ltda., and the other members of the Diniz family that control Península) and the Casino group executed a Joint Venture Agreement, which set forth a series of transactions that resulted in equal co-control by the Casino group and Diniz group, over both CBD and a Holding Company that controls CBD. On June 22, 2005, a Holding Company Shareholders’ Agreement and a new CBD Shareholders’ Agreement were entered into, superseding the 1999 shareholders’ agreement between the groups. Financial settlement of the transaction occurred on July 8, 2005.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Expressed in thousands of reais)

22. Subsequent events (Continued)

i) Casino Joint Venture Agreement (Continued)

The Casino group and the Diniz group contributed 2.2 billion and 30.5 billion CBD common shares, respectively, to the Holding Company. The Holding Company owns 65.6% of the voting shares of CBD, which represents 28.8% of its total share capital. The Casino group owns 50% of the common shares and 68.8% of the total share capital of the Holding Company.

The Casino group has made cash payments to the Diniz group of US$ 200 million (which may be reinvested in an equity interest in the Casino group) and R$1 billion, which will be used to purchase 60 real estate properties from CBD. This real estate transaction will include 28 Extra hypermarkets and 32 Pão de Açúcar supermarkets that will be transferred to a real estate company owned by the Diniz group. These stores will be leased to CBD for approximately 20 years, with possible renewal options.

Following the implementation of the transactions contemplated by the said Joint Venture Agreement the capital stock is now distributed among CBD’s shareholders as below:

	Common Shares		Preferred Shares		Total

	Number of Common Shares (billion)	Percentage of Total Common Shares (%)	Number of Preferred Shares (billion)	Percentage of Total Preferred Shares (%)	Total (billion)	Percentage of Total Shares (%)

Shareholder

Holding Company	32.7	65.6	0.0	0.0	32.7	28.8
Casino Group	14.3	28.7	2.1	3.2	16.4	14.4
Abilio dos Santos
Diniz	1.4	2.8	13.8	21.7	15.2	13.4
Other	1.4	2.9	47.8	75.1	49.2	43.4
Total	49.8	100	63.7	100	113.5	100

(ii) Revenue Reserves

At the annual extraordinary General Meeting held on April 29, 2005, was approved the capitalization of reserves recorded in prior years, which were used in the Company's business expansion, totaling R$ 164,375, broken down as follows:

-	Expansion Reserve, recorded as approved at the General Meeting held on April 30, 2004, in the amount of R$ 147,937; and
-	Reserve for Retention of Earnings, based on capital budget, amounting to R$ 16,438.

iii) Debt Payments

On March 31, 2005, Sendas - 1st series convertible debentures were fully financially settled.

On August 31, 2005, the Company paid the fourth issue of debentures.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report or amendment thereto to be signed on it.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Augusto Marques da Cruz Filho

Name: Augusto Marques da Cruz Filho
Title: Chief Executive Officer

By:	/s/ Fernando Queiroz Tracanella

Name: Fernando Queiroz Tracanella
Title: Investor Relations Officer

Dated: September 15, 2005