Form 20-F
period 2005-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2006-06-27
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
American Depositary Receipts), each
Representing 1,000 shares of Preferred Shares
________________ *The Preferred Shares are non-voting, except under limited circumstances.
**Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.
_____________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
_____________________________

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None.
_____________________________
The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO as of December 31, 2005 was:
49,839,925,688 Common Shares, no par value per share
63,827,989,745 Preferred Shares, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No
 If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	No
 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No

Page

PART I

INTRODUCTION

     All references in this annual report (i) to “CBD,” “we,” “us” ,“our” or “Company” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, (ii) to the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) to “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, in each case without par value. All references to “ADSs” are to American depositary shares, each representing 1,000 preferred shares. All references herein to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. All references to “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars.

     At June 23, 2006, the commercial market rate for purchasing U.S. dollars was R$ 2.2462 to U.S.$ 1.00.

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

     Brazilian GAAP differs in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For more information about the differences between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 22 to our consolidated financial statements. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

     The following table presents our selected financial data as of the dates and for each of the periods indicated. The selected financial data at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 have been derived from our consolidated financial statements included in this annual report. The selected financial information at December 31, 2003, 2002 and 2001 and for each of the two years ended December 31, 2002 have been derived from our consolidated financial statements prepared under Brazilian GAAP that are not included elsewhere in this annual report.

     Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 22 to our audited consolidated financial statements included in this annual report.

	At and for the Year Ended December 31,

	2005	2004	2003	2002	2001

	(millions of R$, except share, per share and per ADS amounts)
Statement of operations data
Brazilian GAAP:
Net sales revenue	13,413.4	12,565.0	10,806.4	9,454.7	8,054.9
Cost of sales	(9,438.1)	(8,891.5)	(7,764.3)	(6,809.6)	(5,807.7)

Gross profit	3,975.3	3,673.5	3,042.1	2,645.1	2,247.2
Selling, general and administrative expenses	(2,868.8)	(2,690.1)	(2,183.6)	(1,935.3)	(1,655.8)
Depreciation and amortization	(625.3)	(489.6)	(454.3)	(413.6)	(330.8)
Financial income	446.7	330.3	575.3	438.7	422.4
Financial expense	(683.5)	(618.3)	(760.1)	(601.7)	(419.3)
Equity results	(16.2)	5.3	(8.8)	(10.4)	3.0

Operating income	228.2	211.1	210.6	122.8	266.7
Non-operating income, net	32.1	80.3	5.2	4.5	1.8
Income before income taxes	260.3	291.4	215.8	127.3	268.5
Income tax (expense) benefit:
Current	(133.9)	(39.0)	(31.4)	(34.9)	(35.8)
Deferred	80.9	88.5	41.1	152.7	18.0
Employee profit sharing	(14.5)	(14.3)	0.0	0.0	0.0
Minority interest	64.2	43.2	0.0	0.0	0.0

Net income	257.0	369.8	225.5	245.1	250.7

Number of shares outstanding at year end (in thousands):
Preferred shares	63,827,990	50,051,428	49,971,428	49,715,328	45,590,328
Common shares	49,839,926	63,470,811	63,470,811	63,470,811	63,470,811

Net income per thousand shares at year end (1)	2.26	3.26	1.99	2.17	2.22
Net income per ADS at year end (1)	2.26	3.26	1.99	2.17	2.22

U.S. GAAP:
Net income (5)	270.6	488.9	293.2	93.8	260.0

Basic earnings per 1,000 shares (1) (2) (5)
Preferred	2.49	4.54	2.73	0.83	2.36
Common	2.27	4.13	2.48	0.83	2.36
Diluted earnings per 1,000 shares (1) (2) (5)
Preferred	2.49	4.53	2.72	0.83	2.34
Common	2.26	4.12	2.48	0.83	2.34

Basic earnings (loss) per ADS (1) (5)	2.49	4.54	2.73	0.83	2.36
Diluted earnings (loss) per ADS (1) (5)	2.49	4.53	2.72	0.83	2.34

Weighted average number of shares outstanding (in thousands)
Preferred	59,058,731	50,032,630	49,725,151	49,596,794	46,912,582
Common	54,470,693	63,470,811	63,470,811	63,470,811	63,168,975

Total	113,529,424	113,503,441	113,195,962	113,067,605	110,081,557

Dividends declared and interest on equity per 1,000 shares (2) (3) (4)
Preferred	0.57	1.33	0.53	0.55	0.00
Common	0.52	1.21	0.53	0.55	0.00
Dividends declared and interest on shareholders' equity per ADS (2) (3) (4)
	0.57	1.33	0.53	0.55	0.00

Balance sheet data
Brazilian GAAP:
Cash and cash equivalents	1,710.8	1,179.5	981.9	1,135.2	1,048.1
Property and equipment, net	3,861.7	4,425.4	3,986.0	3,741.5	3,006.4
Total assets	10,923.2	11,040.2	8,939.9	9,187.7	7,281.1
Short-term debt (including current portion of long-term debt)	440.6	1,304.3	1,387.7	1,566.1	1,254.6
Long-term debt	1,615.3	1,400.5	1,081.1	1,349.7	858.2
Shareholders’ equity	4,252.4	4,051.0	3,768.4	3,592.0	3,403.9
Capital stock	3,680.2	3,509.4	3,157.2	2,749.8	2,252.4

U.S. GAAP:
Total assets	10,513.7	9,396.4	9,159.3	8,968.7	7,141.3
Shareholders' equity	4,148.0	3,922.5	3,573.6	3,330.4	3,292.2

Other financial information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	1,063.5	406.5	1,103.1	629.2	429.0
Investing activities	62.2	(133.2)	(627.1)	(984.0)	(685.2)
Financing activities	(594.3)	(148.7)	(629.3)	441.9	412.3
Capital expenditures	(899.6)	(559.4)	(541.7)	(984.3)	(656.8)

_____________________
(1)
Net income per 1,000 shares or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings per 1,000 shares or ADS under U.S. GAAP is based on the weighted average number of shares outstanding during each period.

(2)
Since 2003, each preferred share receives a dividend 10% higher than the dividend paid to each common share. Both preferred and common shares effectively participate equally in earnings in 2002 and 2001. See “Item 8A – Financial Information – Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends.”

(3)
In accordance with Brazilian corporate law, we can distribute a notional, tax-deductible interest charge attributable to shareholders’ equity as an alternative form of payment to shareholders. A dividend of R$0.57 per 1,000 preferred shares and R$0.52 per 1,000 common shares was approved and declared at our general shareholders’ meeting held on April 27, 2006 and was paid on June 23, 2006.

(4)
Dividends declared and interest on shareholders’ equity per 1,000 preferred shares, per 1,000 common shares and per ADS, was U.S.$ 0.24, U.S.$0.22 and U.S.$0.24, respectively, translated using the exchange rate at December 31, 2005 of R$2.3407 per U. S.$1.00.

(5)
The U.S. GAAP financial information was restated to correct the accounting treatment for cash considerations received from vendors in 2003 and amortization of leasehold improvements in 2003, 2002 and 2001 (see Note 22(e) and Note 22(f)(ii) to our consolidated financial statements).

	At and for the Year Ended December 31,

	2005	2004	2003	2002	2001

	(millions of reais, exept as indicated)
Operating Data
Employees at end of period (1)	62,803	63,484	55,557	57,898	52,060
Total square meters of selling area at end of period	1,206,254	1,144,749	982,701	979,723	866,280
Number of stores at end of period:
Pão de Açúcar	185	196	208	188	176
CompreBem (2)	176	165	172	148	150
Extra	79	72	62	60	55
Extra Eletro	50	55	55	54	62
Sendas(3)	66	63	-	-	-
Sé and CompreBem (6)	-	-	-	50	-

Total number of stores at end of period	556	551	497	500	443

Net sales revenues per employee (7)(8):
Pão de Açúcar	$ 222,565	$ 214,883	$ 198,342	$ 192,826	$ 184,273
CompreBem (2)	255,681	224,435	206,737	191,149	126,746
Extra	280,753	273,659	264,315	239,933	219,796
Extra Eletro	408,056	380,098	371,991	286,692	286,291
Sendas (3)	195,347	150,098	-	-	-
Sé and CompreBem (6)	-	-	-	70,148	-

Total net sales revenues per employee	$ 252,186	$ 234,423	$ 230,156	$ 199,160	$ 190,585

Net sales revenues by store format (4):
Pão de Açúcar	$ 3,245	$ 3,315	$ 3,435	$ 2,800	$ 2,644
CompreBem (2)	2,194	2,016	1,921	1,527	1,107
Extra	6,532	5,996	5,195	4,423	3,926
Extra Eletro	233	240	255	327	378
Sendas (3)	1,209	998	-	-	-
Sé and CompreBem (6)	-	-	-	378	-

Total net sales	$ 13,413	$ 12,565	$10,806	$9,455	$ 8,055

Average monthly net sales revenue per square meter (5)(7):
Pão de Açúcar	$ 1,094.1	$ 1,033.8	$ 1,075.1	$ 1,068.5	$ 994.7
CompreBem (2)	852.4	834.3	846.1	744.7	532.9
Extra	921.2	951.9	946.4	851.7	795.6
Extra Eletro	575.9	559.2	621.5	703.6	766.1
Sendas (3)	839.7	745.3	-	-	-
Sé and CompreBem (6)	-	-	-	317.8	-

CBD average monthly net sales revenue per square meter	$ 856.7	$ 917.8	$ 950.8	$ 820.8	$ 792.5

Average ticket amount (7):
Pão de Açúcar	$ 20.5	$ 19.2	$ 19.2	$ 18.5	$ 17.4
CompreBem (2)	16.0	14.9	15.0	13.8	12.1
Extra	40.2	39.1	39.6	37.2	35.9
Extra Eletro	283.5	261.9	279.4	268.9	236.1
Sendas (3)	18.8	18.0	-	-	-
Sé and CompreBem (6)	-	-	-	16.0	-

CBD average ticket amount	$ 25.7	$ 24.3	$ 24.6	$ 23.3	$ 22.8

Average number of tickets per month:
Pão de Açúcar	13,189,705	14,356,288	14,882,404	12,590,382	12,646,836
CompreBem (2)	11,415,478	11,284,705	10,694,314	9,206,964	7,600,350
Extra	13,538,497	12,779,828	10,939,529	9,911,953	9,106,790
Extra Eletro	68,497	76,366	76,068	101,326	133,445
Sendas (3)	5,348,968	4,619,534	-	-	-
Sé and CompreBem (6)	-	-	-	1,970,602	-

CBD average number of tickets per month	43,561,146	43,116,721	36,592,315	33,781,227	29,487,421
_____________________
(1)	Based on the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the final month of each period presented by 220 hours.
(2)	Formerly named CompreBem Barateiro.
(3)	Includes Sendas supermarkets and excludes Extra hypermarkets and Pão de Açúcar and CompreBem supermarkets in the State of Rio de Janeiro.
(4)	In millions of reais.
(5)	Calculated using the average of square meters of selling area on the last day of each of the months in the period; in reais.
(6)	These stores were converted into one of our formats during 2003.
(7)	In reais.
(8)	Based on the average of the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees at the end of each month by 220 hours.

Exchange Rates

     Prior to March 14, 2005, there were two foreign exchange markets in Brazil:

(i) the commercial exchange market; and,

(ii) the floating exchange market.

     Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, were carried out on the commercial market at the applicable commercial market rate. The floating market generally applied to transactions to which the commercial market rates did not apply, including the sale of Brazilian currency to tourists and remittances related to banking guarantees and payments in connection with the provision of technical services, which were made at the applicable floating market rate. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods.

     After the implementation of the Real plan in 1994, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, adopting a crawling peg system with the establishment of a trading band (faixa de flutuação) within which the exchange rate between the real and the U.S. dollar would fluctuate. From 1995 through 1998, the Central Bank periodically adjusted the limits of the band.

     On January 15, 1999, the Brazilian Government announced that it would no longer have a crawling peg system and, instead, it would adopt a floating exchange rate, leading to a devaluation of the real of more than 40% in the weeks following the announcement. In the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2,588, effective as of February 1, 1999. Since this resolution became effective, the commercial market and the floating market were placed under identical operational limits, and financial institutions authorized to operate in foreign exchange transactions were required to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates. Since February 1, 1999, the floating market rate had been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band had been eliminated.

     On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the floating exchange market and the commercial exchange market were unified under the denomination of “exchange market”, effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the legality of the transaction. Despite these new dispositions, the transactions that used to be carried out in the commercial market generally still require prior registration with and the approval of the Central Bank.

     As a general rule, purchases and sales of foreign currencies can only be carried out through a Brazilian bank authorized to buy and sell currency in the foreign currency exchange market.

     Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar in 2003, 2004 and 2005. The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise.

     In the year ended on December 31, 2005, the real appreciated by 13.4% to R$2.3407 to US$ 1.00. In the first five months of 2006 the real appreciated by 1.7% to R$ 2.3005 to U.S.$ 1.00 at May 31, 2006. We cannot assure you that the real will not devalue substantially in the near future. See “Item 5A – Operating and Financial Review and Prospects – Operating Results – Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar – Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations.”

     The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00

Year	Low	High	Average (1)	Year-End

2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
_____________________

Source:	Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Exchange Rate of Brazilian Currency per US$1.00

	Low	High

December 2005	2.1800	2.3735
January 2006	2.2152	2.3460
February 2006	2.1170	2.2210
March 2006	2.1067	2.2238
April 2006	2.0892	2.1542
May 2006	2.0586	2.3711

_____________________
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

     In 2005 and 2006, government figures, legislators and political party officials, especially those of the President's party, have been the subject of a variety of allegations of unethical or illegal conduct. These accusations, which are currently being investigated by the Brazilian Congress, involve campaign financing and election law violations, influencing of government officials and Congressmen in exchange for political support and other allegedly corrupt behavior. Several members of the President's party and of the federal government, including the President's chief of staff, have resigned. We cannot predict what effects these accusations and investigations may have on the Brazilian economy and the market for securities of Brazilian issuers.

     Furthermore, the upcoming presidential election in October 2006 may lead to market instability or an economic downturn in Brazil.

     Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, which may adversely affect our business.

     Brazil has in the past experienced high rates of inflation. More recently, Brazil’s annual rate of inflation was 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005 (as measured by Índice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

     The real devalued against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real devalued against the U.S. dollar by 34.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown; in 2003 the appreciation of the real relative to the U.S. dollar totaled 22.3% . In 2005 and 2004, the real appreciated against U.S. dollar by 13.4% and 8.8% respectively.

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

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 53%, 45% and 51% of all shares traded on the BOVESPA in 2003, 2004 and 2005, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

     We were incorporated in Brazil under the Brazilian corporate law on November 10, 1981 as Companhia Brasileira de Distribuição. Our principal executive offices are located at Avenida Brigadeiro Luis Antonio, no. 3,142, CEP 01402-901 São Paulo, SP, Brazil (telephone: 55-11-3886-0421). Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

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

     We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores in terms of the expectations, consumption patterns and purchasing power of the different income levels in Brazil.

     From 2001 through 2005 we invested approximately R$415.2 million in technology, or about 11.4% of our total investments in the last five years. We also implemented projects designed to improve operational logistics and margins. In 1997, we began substituting our stores’ autonomous operating model for a more centralized system under which the responsibility for purchases was transferred to our commercial department. Our distribution and other administrative functions were also centralized to obtain economies of scale. These changes strengthened our negotiating position with suppliers with respect to prices and payment terms. In 2001, we finished implementing our new category management system, under which our commercial department became responsible solely for purchases in order to maximize bargaining power. However, we transferred category management decisions, which relate to the pricing and mix of products, to each of our banners, as they are in a better position to make these determinations for their particular target customers. We have also sought to gain efficiencies through improvements in our supply chain, in an effort to decrease stock-outs, breakage and shrinkage, and packaging and labor costs, as well as to increase inventory turnover.

     Since 2001, we have acquired and merged a total of 172 stores. When entering new markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have historically opened new stores. Nowadays our focus is to expand organically, not through acquisitions, as it was in the past.

Although acquisition may occur, it is not the focus. Since 2001, we have also opened 68 new stores. Historically, our organic growth and smaller acquisitions have generally been funded from our cash flow from operations, and larger acquisition opportunities have required external funding or capital increases. We expect to fund future organic growth from our cash flow from operations. Our aggregate sales area has increased by 39.2% since 2001 as a result of our acquisitions and our opening of new stores.

     Also in response to the increased levels of income resulting with the introduction of the real, we realized in 1998 that in order to take full advantage of Brazil’s economic growth, we needed to adjust the format of our stores according to the expectations and needs of different consumers. We refocused the Pão de Açúcar format to cater specifically to the high-income consumers and sought to target lower income consumers with a cost-oriented format, Barateiro, currently named CompreBem, which we acquired in 1998. The acquisition of the Barateiro chain represented a decisive step in carrying out our targeted marketing plans. Our diversity of formats allows us to reclassify stores to a more appropriate format within a market from time to time. Some Pão de Açúcar stores, particularly in the state of São Paulo, were converted into the Barateiro format in 2001, as average income levels dropped in neighborhoods of these stores’ original locations.

     In June 2002, we acquired the Sé Supermercados chain of supermarkets, which, at the time of acquisition, was the seventh largest chain by sales in Brazil. All of the 60 Sé stores were located in the state of São Paulo.

     Also in 2002, as part of our effort to increase sales of our Barateiro stores, we launched a new store format known as CompreBem Barateiro in certain regions of Brazil. This format, which responded to market research from the target Barateiro audience, focused not only on reduced costs, but also on personal service, organization and increased customer relations. Under the new model, the stores offer new layouts, more modern equipment and a more pleasant shopping environment with a variety of services. In addition, the CompreBem Barateiro format emphasized the importance of family and community connection, sponsoring community outreach activities such as local artwork competitions and showcase of neighborhood children’s artwork in the stores. Due to the great consumer acceptance of this new format, which was evidenced by the performance as measured by total sales of CompreBem Barateiro stores as compared to Barateiro ones, we have converted the Barateiro stores into CompreBem stores.

     During 2005, CBD undertook an intense review of its purchasing and category management activities including processes, systems and management models. Additionally, throughout the year the strategies for all categories of the Company’s sales mix were redefined. All these initiatives aimed at increasing efficiency in negotiations with suppliers, product assortment, exposure in the stores, promotions and pricing. In 2006 we will execute the actions and strategies defined in 2005, by which the Company expects to reach higher competitiveness and profitability levels.

     The Sendas Strategic Partnership

     In December 2003, we signed a letter of intent to enter into an association with Sendas S.A., or Sendas. The association was named Sendas Distribuidora S.A., or Sendas Distribuidora, and became operational in February 2004. At that time, Sendas Distribuidora’s voting stock was held 50% by us and 50% by Sendas, and we are responsible for the management of the company. See “Item 10.C – Material Contracts – The Sendas Association.” Sendas has been operating in the Brazilian retail market for 43 years, operating exclusively in the state of Rio de Janeiro. As of December 2005, Sendas’ network was comprised of 18 hypermarkets and 89 supermarkets. The association with Sendas was an important strategic step towards growth and leadership consolidation in the Brazilian market. Sendas Distribuidora is enjoying the benefits from the synergy with our corporate operations. Furthermore, this association is helping us to increase our presence in other businesses including gas stations (Sendas Distribuidora had 8 in December 2005 compared to 8 in February 2004) and drugstores (Sendas Distribuidora already had 47 in December 2005 compared to 32 in February 2004).

     The AIG Group association

     In order to reduce net indebtedness and strengthen the capital structure of Sendas Distribuidora, on November 30, 2004, Sendas, CBD and investment funds of the AIG Group - AIG entered into an agreement through which AIG invested R$135.7 million (equivalent to U.S.$ 50 million) in Sendas Distribuidora, through the acquisition of 157,082,802 Class B preferred shares and 2,000 Class A common shares, issued by Sendas

Distribuidora, representing 14.86% of its capital. Due to the agreement, CBD currently has a 42.57% stake in Sendas.

     Pursuant to the agreement, CBD and AIG mutually granted reciprocal call and sale options for shares acquired by AIG from Sendas Distribuidora, which may be exercised within 4 years. Upon the exercise of these options, the shares of Sendas Distribuidora purchased by AIG would represent a credit, valued pursuant to a formula based on multiples of EBITDA of Sendas Distribuidora less its net debt, held by AIG against CBD, which would be used to subscribe up to three billion preferred shares issued by CBD that will be created in a future capital increase. Any excess of the credit above the three billion shares issued by CBD would be paid in cash. The price of the future issuance of preferred shares issued by CBD will be set based on market value at the time of issuance. The capital increase will also allow CBD shareholders to exercise preemptive rights with respect to preferred shares.

     The Itaú CBD association

     On October 27, 2004, we entered into a partnership agreement with Banco Itaú Holding Financeira, or Itaú Holding, to establish a new financial institution named Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). FIC service kiosks in our stores have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance. Currently, FIC kiosks are present in 322 of our stores. We and Itaú Holding each indirectly hold 50% of FIC’s capital stock. However, Itaú Holding is responsible for the management of the company, being entitled to appoint most of the company’s officers.

     In 2005, FIC – Financeira Itaú CBD, advanced on three fronts, recording physical and financial growth and increasing its share of sales. During the year, 308 FIC stands were installed in Extra (79), Extra-Eletro (49), CompreBem (90), Sendas (32) and Pão de Açúcar stores (58), almost 100% more than the initial annual target of 156. The number of clients exceeded the four-million mark in December 2005, also higher than the initial target. In fact, FIC gave priority to growing the client base in order to build a representative portfolio to work with in the coming years.

     In addition, more than three million private-label cards (exclusively for use in CBD stores) were issued during the year, overtaking the number of existing cards issued by CBD’s previous financial partners. This increase in clients also allowed FIC to beat the target for share of sales.

     Receivables, representing the volume of consumer financing, were also above-target in all of the established indicators, underlining the success of the annual strategy, based on growth and increased participation. As a result of this approach, FIC posted a net loss in 2005, although this should be reversed in 2007, which we expect will be the operation’s break-even year.

     Co-Control by the Diniz Family and Casino

     On May 3, 2005, the Diniz group (consisting of our shareholders Mr. Abilio Diniz, Península Participações Ltda., or Península, and the other members of the Diniz family that control Península) and the Casino group executed a Joint Venture Agreement, which set forth a series of transactions that resulted in equal co-control by the Casino group, on the one hand, and the Diniz group, on the other, through the Holding Company that controls CBD. On June 22, 2005, a Holding Company Shareholders’ Agreement and a new CBD Shareholders’ Agreement were entered into, superseding the 1999 shareholders’ agreement between the groups. See “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders’ Transactions.” Financial settlement of the transaction occurred on July 8, 2005.

     The Casino group and the Diniz group contributed 2.2 billion and 30.5 billion CBD common shares, respectively, to the Holding Company allowing the Holding Company to become our controlling shareholder by the ownership of 65.6% of the voting shares of CBD, which represents 28.8% of our share capital. Both Diniz group and Casino group owns 50% of the common shares of the Holding Company.

     On June 14, 2005, CVM sent us a letter in which it requested the acquirer of our shares under the terms of the Joint Venture Agreement to make a mandatory tender offer to the minority holders of our common shares, based on CVM’s understanding that implementation of the transaction detailed in the Joint Venture Agreement would represent a transfer of our corporate control. On June 28, 2005, we filed a petition before CVM (i) requesting that its respective technical areas (Superintendências de Registro de Valores Mobiliários e de Relações com Empresas)

reconsider their decision dated as of June 14, 2005; or, (ii) in case of rejection of our request, submitting an appeal from such decision before the CVM’s Board (Colegiado), in accordance with the terms of applicable regulation. Our petition was not reconsidered by CVM technical areas and in a meeting held in April 11, 2006 the CVM Committee (Colegiado) did not accept the appeal, instead ratifying the assessment of the technical areas of CVM and calling for the exercise of the public tender offer to acquire voting shares in the market corresponding to approximately 0.06% of our voting capital. Despite the request for registering a public offering for the acquisition of our outstanding voting shares made by Casino on May 16, 2006 before the CVM, we expressly reiterated our understanding that the corporate transaction between Diniz group and Casino group did not constitute a transfer of our control.

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

     The CBD board of directors is now composed of five Casino group representatives, five Diniz group representatives and four independent directors, jointly appointed by the Casino group and the Diniz group. Abilio Diniz will continue to act as Chairman of the board of directors of CBD and for at least the first seven years of the joint venture will be appointed by Diniz group. Starting June 22, 2012, the appointment of the Chairman will alternate every three fiscal years and Casino group will have the right to the first alternate appointment. A unanimous vote of a quorum of the board of directors, not including the independent directors, is required in matters involving a conflict of interest with Abilio Diniz. Specified matters, including those with respect to quorum, certain investments, and certain issuances of debt, are governed by the Holding Company Shareholders’ Agreement. Our Chief Executive Officer will be jointly selected by the Diniz group and the Casino group out of a list of three candidates submitted to our board of directors by Abilio Diniz.

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

     The Holding Company Shareholders’ Agreement provides that beginning in 2012, Casino may appoint the Chairman of the board of the Holding Company who could be someone other than Abilio Diniz or his designee. In the case of Casino’s exercise of its right to appoint a Chairman, the shareholder agreement provides for put and call mechanisms that, if used, would change the voting control of the Holding Company. In particular, Casino’s exercise of its right to appoint a Chairman would result in reduced corporate governance rights for Abilio Diniz and the Diniz group. In addition, the Diniz group may cause the Casino group to purchase a direct equity interest in the Holding Company representing 500,000,000 shares of CBD, and thereafter during a period of eight years to cause the Casino group to purchase the remaining block of shares owned by the Diniz group. If these put rights are not exercised by the Diniz group, Casino has a share call that would be sufficient to transfer share voting control. See “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders’ Transactions.”

Associated real estate transactions

     The real estate and buildings holding 60 stores and associated commercial malls (28 Extra hypermarkets, 7 CompreBem and 25 Pão de Açúcar supermarkets) with gross sales of around R$5 billion (or approximately 30.5% of our total sales) were transferred to a real estate investment fund called Fundo de Investimento Imobiliário Península, whose quotas are owned by a company controlled by the Diniz group (hereinafter referred as “Reco Master”).

     On October 3, 2005 and December 30, 2005, final agreements were entered into referring to the sale of the referred real estate properties to Fundo de Investimento Imobiliário Península. The properties were transferred at their fair value. Indeed, an appraisal by independent experts with international reputation confirmed that the net book value of these properties, in the amount of R$1,029 million, is equivalent to their fair market value. CBD and

Fundo de Investimento Imobiliário Península entered into long-term lease agreements in accordance with Brazilian market terms. In particular, rents amount to 2% of gross sales, and the term of the lease agreements will remain in effect for a period of 20 years, with two subsequent 10-year renewals at the option of CBD. CBD has also the right to exit individual stores before the termination of each lease term. The total amount paid under these leases in 2005 was R$ 29.0 million (out of which R$28.3 million were paid directly by CBD). CBD paid to the Diniz Group R$ 25.5 million, on the inception date of the lease agreements, as an initial fee for entering into those long-term lease agreements.

     CBD, the Diniz group, and the Casino group executed an agreement that establishes the principles governing the relationship between CBD, Reco Master and Fundo de Investimento Imobiliário Península. Pursuant to the agreement, as amended, CBD and Casino group each own a “golden share” issued by Reco Master, providing them with specific rights that ensure the proper use of the real estate properties by the Diniz group.

     The ultimate use of the proceeds from the transfer of real estate store assets will be to reduce CBD’s debt and will also enhance its ability to fund its growth.

Tax impacts of the transactions

     Following completion of the transaction, the parties have agreed that Casino will contribute to CBD the acquisition goodwill generated by the Casino group as a result of its acquisitions of CBD shares, as contemplated by CVM regulation. In return, the Casino group will be entitled to receive the economic benefits of new CBD preferred shares without additional payment, to the extent that the goodwill is utilized to generate tax credits for CBD.

Casino’s call option for 2.5% of share capital

     Abilio Diniz and a relative have granted the Casino group a call option for a period of three years on 2.8 billion of CBD common shares at an exercise price of U.S.$ 28 per thousand common shares. The exercise of this option by the Casino group would not affect Casino’s equal control with the Diniz group of the Holding Company. See “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders.”

     4B. Business Overview

The Brazilian Retail Food Sector

     The Brazilian retail food sector represented approximately 5.5% of Brazil’s GDP in 2005. According to ABRAS (Brazil’s supermarket association), the food retail sector in Brazil had gross revenues of R$ 106 billion in 2005, a 7.8% increase over 2004. The Brazilian retail food sector is highly fragmented. However, despite the consolidation within the Brazilian retail food industry, the five largest supermarket chains have accounted for an estimated 40.5% of the retail food sector in 2005, down from 41.2% in 2001. We believe this consolidation will continue, and this is expected to favor large food retailers, such as us, that can take advantage of better economies of scale in the provision of services, implementation of cost-cutting and efficiency measures, and sourcing from suppliers. According to ABRAS, our gross sales represented 15.2% of the gross sales of the entire retail food sector in 2005.

     Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket 31 years ago. In the last decade, international chains such as Wal-Mart and Sonae have also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In addition to the organized retail food sector, the Brazilian retail food sector also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

     Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels common in the United States, many western European countries such as France and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 184.2 million at the end of 2005, making Brazil the fifth most populous country in the world, and the population is currently growing at a rate of 1.4% per year. As approximately 83% of the population lives in urban areas, and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from economies of scale deriving from Brazil’s urban growth. São Paulo, with a population of approximately 10.9 million, and Rio de Janeiro, with a population of approximately 6.1 million, are the two largest cities in Brazil. São Paulo State has a total population in excess of 40.4 million, representing approximately 21.9% of the Brazilian population. São Paulo State is the first and Rio de Janeiro is the second largest consumer market in which we operate.

     The Brazilian retail sector is perceived as essentially growth-oriented, since retail margins are substantially more constrained compared to other business sectors. We are therefore intrinsically dependent on the growth rate of Brazil’s urban population and its different income levels. While living expenses in Brazil are lower than those in North America, Western Europe and Japan, Brazilian household income levels are also substantially lower.

     The following table sets forth the different income class levels of Brazilian households, according to Ibope.

Annual Income
Class Level	(in reais)

A	Above R$33,648
B	Between R$20,028 and R$33,648
C	Between R$11,124 and R$20,028
D	Between R$5,088 and R$11,124

     Class A households account for only 6% of the urban population, and class B households account for 23% of the urban population. Classes C, D and E collectively represent 71% of all urban households. In recent years, the class C, D and E households have been increasing, and now have greater purchasing power.

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

Our Company

     We are the largest food retailer in Brazil based on both gross revenues and number of stores. In 2005, we had a market share of approximately 15.2% in the Brazilian food retailing business according to ABRAS, with annualized gross sales of R$16.1 billion. As of December 31, 2005, we operated 556 stores throughout Brazil, of which 506 were retail food stores. Of our retail food stores, 316 are located in São Paulo State, representing 58.2% of our net sales revenue from our retail food stores in 2005. São Paulo State is Brazil’s largest consumer market. We are among the market leaders in the retail food stores in the cities of São Paulo, Rio de Janeiro, Brasília, Curitiba, Belo Horizonte, Salvador and Fortaleza. The Company’s sales are effected through different sales formats under five banners: Pão de Açúcar (185 supermarkets), CompreBem (176 supermarkets), Sendas (66 supermarkets), Extra (79 hypermarkets) and Extra Eletro (50 home appliance stores).

     The following table sets forth the number of our stores by region, as of December 31, 2005:

				South and
				Southeast
	Greater			(excluding States
	Rest of São	State of São	State of Rio	of São Paulo and		Center –
	Paulo	Paulo (1)	de Janeiro	Rio de Janeiro) (2)	Northeast	West

Pão de Açúcar	68	42	11	8	39	17
Extra	32	10	18	5	8	6
CompreBem	111	53	12	-	-	-
Sendas	-	-	66	-	-	-
Extra Eletro (3)	38	12	-	-	-	-
Total	249	117	107	13	47	23

(1)	The rest of the state of São Paulo consists of 39 cities, including Campinas, Ribeirão Preto and Santos.
(2)	This area comprises the states of Minas Gerais and Paraná.
(3)	Our Extra Eletro stores, which make up our home appliance format, were placed under the management of Extra in November 2002.

The following table sets forth the activity in our stores during the periods presented:

	Pão de			Extra		Sé and
	Açucar	CompreBem	Extra	Eletro	Sendas (2)	CompreBem (1)	Total

January 1, 2001	186	111	53	66	-	-	416

Opened	4	33	3	1	-	-	41
Closed	(5)	(4)	-	(5)	-	-	(14)
Transferred (to)/from	(9)	10	(1)	-	-	-	-

December 31, 2001	176	150	55	62	-	-	443

Opened	4	7	5	-	-	72	88
Closed	(5)	(12)	(1)	(8)	-	(5)	(31)
Transferred (to)/from	13	3	1	-	-	(17)	-

December 31, 2002	188	148	60	54	-	50	500

Opened	2	4	3	5	-	-	14
Closed	(3)	(4)	(1)	(4)	-	(5)	(17)
Transferred (to)/from	21	24	-	-	-	(45)	-

December 31, 2003	208	172	62	55	-	-	497

Opened	2	1	2	2	69	-	76
Closed	(5)	(15)	-	(2)	-	-	(22)
Transferred (to)/from	(9)	7	8	-	(6)	-	-

December 31, 2004	196	165	72	55	63	-	551

Opened	7	8	7	-	-	-	22
Closed	(6)	(6)	-	(5)	-	-	(17)
Transferred (to)/from	(12)	9	-	-	3	-	-

December 31, 2005	185	176	79	50	66	-	556

____________________
(1)	These stores were acquired in June 2002 and converted into one of our formats during 2002 and 2003.
(2)	One new store was opened during the year and the remaining stores (68) came from the association with Sendas S.A.

Our Competitive Strengths

     Our main competitive strengths are our different retail food store formats, our extensive network of distribution centers, our economies of scale, our prime locations in densely populated urban areas and growing provincial urban areas, and our high level of customer service.

     Different retail food store formats

     We conduct our retail food operations under three main store formats, Pão de Açúcar, CompreBem/Sendas and Extra, each of which has a distinct merchandising strategy and a strong brand name. We offer a variety of formats, which enables us to effectively target different consumer preferences and thus earn their loyalty. This approach, coupled with our intimate understanding of the Brazilian consumer permits us to meet diverse customer needs without confusing consumers as to the marketing or price focus of each format. Each of our brand concepts is clearly identified in the marketplace for a combination of goods and services offered and relative consumer wealth. For example, our Pão de Açúcar format is positioned to serve the higher income consumers through a combination of store location, store design and product and service offerings. Our second format, under the CompreBem and Sendas banners, is targeted to middle and lower income consumer brackets. Our third retail format, Extra, is our hypermarket format which offers the widest assortment of any of our store formats and allows us to target potential customers along the entire income spectrum. Our hypermarket stores have the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil. As a result, a retailer such as an Extra store that also sells non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles is particularly convenient to a Brazilian consumer.

     Extensive network of distribution centers

     We operate distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro and Recife. Our distribution centers have a total storage capacity of 380,000 square meters of built-in area. Our management believes that our network of distribution centers is the most extensive and technologically advanced product distribution center network in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we currently plan to open in the near future. Approximately 83% of our inventory in 2005 came directly from a distribution center instead of a supplier, a substantial increase from 72% in 2001, resulting in higher bargain power with suppliers, fewer inventory shortages, lower shrinkage and improved working capital management. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are supported by sophisticated systems which other Brazilian retailers lack, including pd@net, a business-to-business technology platform which links our computer automated ordering system, our suppliers and our distribution centers to automatically replenish our inventory.

     Economies of scale

     We enjoy significant economies of scale resulting from our position as the largest food retailer in Brazil. Our large scale gives us increased bargaining power with suppliers, resulting in lower prices for consumers, higher operating margins and more favorable payment terms. Our size permits us to benefit from important marketing channels including prime time television advertising, one of the most effective means to promote sales, which would be prohibitively expensive for smaller retail chains. Our scale also enables us to make major operational investments, such as in technology, which generates attractive returns. Our size and financial strength, compared to most other supermarket chains in Brazil, has put us at the forefront of the Brazilian retail industry in using information technology and in continually improving our sophisticated management information systems.

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

     Offering of additional products and services

     In the past several years, we have begun to expand our range of complementary products and services in an effort to enhance our customer satisfaction and provide additional revenue sources. For example, with respect to the Extra hypermarket format, we have begun to provide additional services tailored to the specific needs of Extra’s broad base of customers, such as gasoline stations within the parking area of Extra stores. In addition, we have successfully test marketed and are currently incorporating drugstores into our existing store formats. Our recent association with Sendas has greatly expanded our presence in drugstore services.

     During 2005, our partnership with Itaú Holding, to exploit financial products and services at CBD’s stores, was enhanced. The main product is private label cards that attracted more than 3.2 million card holders by the end of the year. FIC partnership allows CBD, to offer its customers a wider variety of credit products and facilities.

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

Our Strategy

Our strategy is focused on pursuing increased efficiency, allowing us to operate with lower costs and expenses and greater competitiveness. The resulting gains will allow us to become even more competitive, thereby boosting our main performance indicator – growth of same-store sales – in turn generating greater assets turnover and higher returns. In 2005, our focus was to identify opportunities for improving efficiency, whereas in 2006 the goal is to consolidate these initiatives, thereby ensuring a virtuous circle of increased profitability and competitiveness. We therefore drew up and implemented several initiatives throughout the year that will allow us to achieve the main goal of trimming costs and expenses and becoming more efficient.

  Commercial Dynamic Project

     Resulting from the new management model, which brought together the purchasing and category-management areas, the Commercial Dynamic project is a key ingredient of our strategy. By revising the management model, processes and systems related to these two areas, it will ensure greater efficiency in such aspects as negotiations with suppliers, defining the best product assortment, pricing strategies, promotions and product display.

  Zero Base Budget

     The adoption of this methodology is designed to ensure that our budgets are determined in a more rational manner, taking into account real needs and/or what really adds value to the operation. The next step was to construct a ranking of proposed expenditures in order to prioritize those most relevant to achieving our strategic goals. In order to ensure that expenditures are monitored in the most efficient manner, we also adopted, in line with Zero Base Budget, a model whereby executives’ variable compensation will be tied to meeting the expenditure targets.

  Shared Services Center

     In order to eliminate the overlapping of internal tasks and procedures that have arisen from the growth of our administrative area in recent years, we created an area which will concentrate all our repetitive and bureaucratic operational services, i.e. those that do not involve such aspects as strategy, decision taking or creation. In practice, they can be reduced to certain activities in the accounting, human resources, property management and treasury areas, among others. Initially, the center will map out the various departments’ demands and needs in relation to these activities in order to identify how the associated processes take place. Centralization will allow them to be carried out in a more rational manner, in line with real demand. Subsequently, we intend to identify opportunities for boosting productivity and reducing expenses.

  New purchasing area for non-saleable products and services

     This new area was set up to unify the acquisition of products and services not destined for resale, which had previously been handled by various corporate areas. These purchases, involving items that are essential for the day-to-day functioning of our offices and stores, such as cleaning materials, paper, outsourced services, electric power, water, airfares, etc., amount to around R$ 2 billion per year. The aim is to provide the area with the same expertise we use when acquiring the products sold in our stores. This means making maximum use of its bargaining power, which will translate into more fruitful supplier negotiations backed by the most up-to-date negotiating techniques.

  Cancellation of marketing contracts

     CBD cancelled all its contracts with outside marketing agencies and concentrated all publicity activities for its store banners in the hands of PA Publicidade, an agency belonging to the Group.

     All the above mentioned initiatives already implemented in the Company aim at increasing efficiency by reducing costs and expenses. Our main objective is to be more price-competitive and boost same-store sales.

     Additionally, CBD is investing in competitive advantages, such as:

  To strengthen brand-positioning advantages, with each store banner developing marketing and consumer- relations activities for their respective target publics;
  To restructure e-commerce operations, with an emphasis on non-food items, thereby strengthening Extra’s share of this important sales channel;
  To reinforce non-food operations in general, with an emphasis on home electronics and appliances, textiles and household/auto/gardening items, consolidating the Extra brand as a national reference and increasing in-and-out initiatives;
  To increase private-label sales in all store banners, thereby boosting sales margins;
  To increase the share of gas stations and drugstores in all store banners by opening new stores, helping cement customer loyalty and increasing store traffic;
  To strengthen the activities of Financeira Itaú CBD (FIC) by developing products and services that represent new forms of revenue generation and act as important mechanisms for building loyalty and increasing store traffic.

     Further improve efficiencies

     We continually seek to improve operating efficiencies in connection with our supply chain. We were one of the first supermarket chains in Brazil to equip our stores with a point of sale, or POS, system and utilize a computer automated ordering system that automatically replenishes our inventory. We intend to improve operating efficiencies in other stages of the supply chain, particularly product outflow, by increasing the volume of merchandise going through our distribution centers. In 2005, approximately 83% of our inventory came directly from one of our distribution centers instead of a supplier. In the past year, we combined our perishable and groceries departments in an effort to rationalize and reduce costs and we consolidated our non-food product area and our flower department in order to achieve operating efficiency. Also, as part of our strategy, we intend to substantially increase our cross-docking capability, which should result in working capital savings and lower inventory levels. We also intend to improve handling to further decrease stock-outs, breakage and shrinkage and delivery costs. For example, we are exerting pressure on suppliers to ship their products in amounts that are less than a full pallet which we feel will result in cost savings through lower levels of spoilage.

     Private Label strategy

     Private-label and first-price products constitute one of the main components of our strategy for the next four years. Our aim is to double sales of private-label and best-price products, which will not only give us an extra edge over our competitors, but should also strengthen customer loyalty.

     In the fourth quarter of 2005, therefore, we developed a new private-label brand for all our stores – the Escolha Econômica (literally “Economical Choice”) line. As its name implies, it aims to offer products at the lowest price in the market. Our intention is to boost competitiveness by forming a strong association between the our stores and low prices; to generate store traffic by attracting price-conscious consumers; to expand the range of low-priced products; to increase our bargaining power within our industry; to maintain consumption patterns among customers whose purchasing power has diminished; and to promote experimentation among customers with more rigid consumption patterns that habitually consume certain products. The idea is to offer the products with the highest sales volume in each of 400 categories of items.

     In 2005, we launched 60 Escolha Econômica items, as well as 318 other private-label ones: Pão de Açúcar (86), Good Light (10), Mister Valley (14), CompreBem (40), Sendas (113) and Extra (55). Both private-label and best-price items recorded substantially higher gross profits than in 2004. Over the period from 2001-2005, sales have increased at an average annual rate of 70%.

      Seasonal performance was also strong. At Easter time, private-label Easter egg sales moved up 48% compared to sales a year earlier. They were accompanied a series of free gifts, such as characters from Sítio do Pica Pau Amarelo (a famous series of Brazilian children’s books), Robots and Disney Pixar characters. At Christmas time, we launched seven seasonal items, including meat products (Tender – ham; Pernil – leg of pork; and Ave Natalina- chicken), and new varieties of panettone (honey bread for Extra and Pão de Açúcar and the introduction of the previous year’s favorite – cream fudge – into the CompreBem and Sendas stores). Period sales volume jumped 56% over 2004.

     Another of the year’s highlights was the construction of the Innovation Center, which will substantially step up the development of private-label items. It comprises two areas: the consumer research center, where products are tested with consumers against leading brands to ensure that they can compete in quality with the best in the market; and the culinary center, responsible for devising the new products in association with the suppliers and for creating the recipes that will eventually appear on the packaging. In less than a year of operations, 138 consumer tests and 176 technical tests were carried out and 82 courses were offered

Operations

     The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2005:

				Average Selling	Total Number	Percentage of
	Store	Number	Total Selling Area	Area Per Store (in	of	Our Net Sales
	Format	of Stores	(in square meters)	square meters)	Employees (1)	Revenues

Pão de Açúcar	Supermarkets	185	247,164	1,336	14,580	24.2%
CompreBem	Supermarkets	176	214,500	1,219	8,581	16.4%
Extra	Hypermarkets	79	590,890	7,480	23,266	48.7%
Extra Eletro	Home	50	33,713	674	571	1.7%
	appliance
	stores
Sendas	Supermarkets	66	119,987	1,818	6,189	9.0%
Head office &
distribution center	-	-	-	-	9,616	-

Total		556	1,206,254	2,170	62,803	100.0%
____________________
(1)	Full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the month of December 2005 by 220 hours.

     For a detailed description of net sales revenue for each of our store formats, see “Item 5A – Operating and Financial Review and Prospects – Operating Results – Certain Operating Data.”

     Pão de Açúcar Stores

     Pão de Açúcar operates convenient neighborhood stores. Our Pão de Açúcar stores are predominantly located in large urban areas (with over one-third located in the greater São Paulo City area). We believe this to be a significant competitive advantage since available sites in those urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers, whose minimum annual household income exceeds R$20,028. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and a high level of personal service, with an average of 59 employees per 1000 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments. Many stores offer shopping advisors to assist customers with inquiries about particular food needs, prices, special discounts and brand information. Pão de Açúcar stores also offer private label products, including the Goodlight brand of health food products.

     We had 185 Pão de Açúcar stores at December 31, 2005. The Pão de Açúcar stores range in size from 331 to 4,730 square meters and averaged 1,336 square meters of selling space at December 31, 2005. The sale of food products represented 93.3% and non-food products represented 6.7% of Pão de Açúcar net sales revenue in 2005. Pão de Açúcar customers can also make purchases on-line through paodeacucar.com.br, the Pão de Açúcar website. This site is available to customers in the cities of São Paulo, Rio de Janeiro, Brasília and Curitiba.

     Pão de Açúcar recorded gross sales of R$ 3.9 billion in 2005, versus R$ 4.0 billion in 2004. The decline was primarily due to the conversion of 12 stores to the CompreBem format and by a slowdown in consumption and food deflation.

     Nevertheless, Pão de Açúcar maintained its 2004 market share. This was mainly thanks to the good performance of the stores in the more cosmopolitan regions, whose sales increased. Such stores are responsible for 75% of total sales.

     The remaining 25%, located in regions where there is strong price competition, were more affected by the market variations, albeit not unduly.

     In order to counter the declining price of certain food products, there was a more pronounced specialization in certain items regarded as strategic, such as coffee, wine, olive oil, and bread. A variety of initiatives were implemented to reinforce Pão de Açúcar’s presence in these categories and encourage their purchase, thereby adding value, increasing consumers’ understanding of the product and generating a healthier cost/benefit ratio.

     These initiatives were not limited to enhancing product variety, but also involved services that supplied consumers with additional information through specialist talks, posters, leaflets and blackboard notices, equipping them to make more knowledgeable purchase decisions. One such example was a pilot project involving wine, whereby customers could make use of touch-screen terminals to seek information on the product in question. We intend to extend this procedure to other products.

     In order to improve productivity, we established a project to permit continuous store monitoring. We created a series of tools allowing managers to undertake a more detailed analysis of sales behavior and, subsequently, introduce staffing levels more appropriate to day-to-day store movement. The pursuit of best practices continued throughout the year and Pão de Açúcar stores across the board were subjected to internal expense-reduction benchmarks in order to boost productivity.

     Following a study carried out during the year, the Pão de Açúcar Mais program, a preferred shopper/fidelity card, will be overhauled and relaunched in six stores in 2006. The new program will hopefully be self-sustaining and will attract consumers.

     CompreBem/Sendas Stores

     CompreBem supermarkets offer competitive prices and essential services. CompreBem stores target the Brazilian class C and class D household consumers, whose annual household income is less than R$20,000 and which collectively make up approximately 85% of all urban households. Accordingly, CompreBem stores are located in lower-income neighborhoods compared to Pão de Açúcar stores. Generally, CompreBem stores offer more competitively priced products than Pão de Açúcar stores. In addition, these stores are characterized by a lower level of personal service than Pão de Açúcar stores, with an average of 40 employees per 1000 square meters of store space.

     We have a private label preferred shopper/fidelity card, the Clube CompreBem card, which is currently used by approximately 700,000 customers. This card, in addition to assisting us in the collection of consumer shopping data, allows us to offer customers credit products.

     We had 176 stores under the CompreBem banner at December 31, 2005. CompreBem’s stores range in size from 300 to 5,092 square meters and averaged 1,219 square meters of selling space at December 31, 2005. In 2005, non-food items accounted for approximately 8.1% and food items accounted for approximately 91.9% of CompreBem net sales revenue.

     The Sendas communications strategy is aligned to the CompreBem format. However, emphasis will be placed on the regional characteristics of the Rio de Janeiro market, such as a strong presence on television. Another goal will be the revitalization of the banner’s image as a prestigious brand that celebrated its 45th anniversary in second quarter of 2005.

     Sendas ended 2005 with 66 stores and gross sales of R$1.4 billion. Its focus was on the profitability of the business and its brand repositioning in the state of Rio de Janeiro, and the resulting revitalization of the banner’s image among consumers.

     The changes followed the same pattern adopted by the CompreBem chain and were aimed at making Sendas the main supermarket option for middle class women in Rio de Janeiro.

     CompreBem and Sendas had an exceptionally good year in 2005, particularly Sendas, with sales up 20% as compared to 2004. CompreBem also did well, recording gross sales of R$ 2.6 billion, up 7.7% .

     One of the main factors behind these results was the conversion of 60 Sendas stores in Rio de Janeiro, incorporating the new positioning focused on the lower end of the middle-income spectrum, developed in 2004 for the CompreBem stores. The project, undertaken between February and June, consumed around R$ 100 million in remodeling and recuperation of the banner’s image. This enhanced alignment of Sendas stores with the CompreBem model also helped recoup Sendas’ image in Rio and it increased its market share (according to Nielsen, which tracks retail performance). The investment was quickly rewarded in terms of performance, with growth accelerating as of June. Sendas closed the year with CBD’s best results.

     Despite these advances, there are still many challenges ahead due to the nature of the Rio market, which is more competitive than other regions and demands higher expenditure. One initiative that will certainly help reduce expenses is the new commercial framework, under which a good deal of the business’ management was transferred to São Paulo, with only operations, regional supplier development and marketing remaining in Rio. Another positive step was the conversion of five ABC stores in Rio to the Sendas format.

     In 2005, CompreBem replaced 12 Pão de Açúcar stores, which were out of alignment with the latter’s positioning, mostly located in São Paulo state (outside the capital), and six Coopercitrus ones, acquired by CBD in May 2005. In the case of these six, a new store model was created, called City Supermarket, which functions as a small hypermarket in towns, which do not have this type of establishment. One example is the store in Barretos, which has 3,500 square meters of floor space and differs from its competitors in its greater attention to non-food lines, including an extensive home electronics and appliance range, a bigger household/auto/gardening area and a streamlined textile section. The aim of the format is to complement existing food sales, thereby attracting more customers.

     In conjunction with FIC, there were a number of initiatives geared towards pleasing customers with CompreBem and Sendas cards, but the undoubted highlight was the in-and-out initiatives, dubbed “now or never” in both stores, designed to reinforce the low-price image and increase traffic of consumers. In order to supply consumers with the products in question – with a focus on non-food items that are not part of the store’s normal mix – whose total or installment price is low, the association with FIC was crucial in ensuring low installment payments

     Extra /Extra Eletro Stores

     Extra hypermarkets are the largest of our stores. We introduced the hypermarket format to Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items and an average selling area of 7,480 square meters at December 31, 2005. The Extra stores target the Brazilian class B, class C and class D household consumers, whose annual household income ranges from R$11,100 to R$56,000. At December 31, 2005, we had 79

Extra stores. The sale of food products represented 63.3% and non-food products represented 36.7% of Extra’s net sales revenue in 2005.

     In general, the year was dominated by the consolidation of initiatives and processes begun in previous years and whose results should become apparent in 2006. In addition to strengthening basic services, such as reducing checkout waiting periods and improving the quality of perishables, Extra stores also concentrated on more strategic aspects such as private-label and best-price products; means of payment (by putting greater emphasis on Extra credit cards); the creation of new services, such as digital photo development; expanding the gas stations and drug stores (currently raising the number of each to 52 and 117, respectively); and reinforcing the Cartão Presente (a gift-voucher card), which was restructured and will be relaunched in new format in 2006.

     One of the year’s highlights was the introduction of Mundo Casa (Home World), a space dedicated to homes uniting products from three categories – consumer electronics and home appliances, household/auto/gardening items and textiles. In order to give customers all the information they need, salespersons were trained in the knowledge of all the items involved.

     Another pioneering initiative was a detailed customer profile survey, including data on the number of customers per store and frequency of their visits, allowing stores to adapt to changes in day-to-day customer behavior and Extra stores to introduce specific neighborhood initiatives in order to increase sales.

     The focus on perishables, which has become one of Extra’s key features, also continued throughout the year with the creation of the third employee training module, which introduced new, standardized techniques designed to improve the quality with which these products are treated by staff, in turn improving competitiveness.

     Extra Eletro stores are generally small showrooms that sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 674 square meters at December 31, 2005. Customers place orders in the stores, and products are shipped from a central warehouse. At December 31, 2005 we had 50 Extra Eletro stores, all of which are in the state of São Paulo.

     In 2005, Extra-Eletro closed the year with 50 stores and gross sales of R$ 305.0 million. The focus of the year was the street stores that were subjected to changes in layout and product mix in order to increase their sales and profitability. Also, we launched a pilot project in a single store, in which a space was dedicated to homes, in line with the hypermarket concept of Mundo Casa (Home World). This involved the introduction of categories not normally associated with such stores, such as decorative items and textiles. Geared towards the B and C income groups, consumer electronics and home appliances are expected to account for 70% of sales and the new products for the remaining 30%.

Capital Expansion and Investment Plan

     As part of our capital expansion and investment plan, we have invested approximately R$3.6 billion in our operations since 2001. Our investments have included:

     Acquisitions of supermarket and hypermarket chains – Since 2001, we have acquired and merged 172 stores, consisting of numerous supermarket chains and individual stores. Through our acquisition of the Barateiro chain in 1998, we inaugurated a new store format targeted specifically to lower income consumers. In addition, when entering new markets, we have generally sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region. As a result, these acquisitions have enabled us to expand our operations to locations outside of the state of São Paulo, particularly Rio de Janeiro and some northeastern Brazilian states.

     We acquired the Sé Supermercados chain of supermarkets in 2002. The purchase price was R$386.4 million, including the assumption of debt in the amount of R$124.4 million. On January 23, 2003, we sold the Sé trade name for R$0.3 million, as requested by the Conselho Administrativo de Defesa Econômica (CADE), the principal Brazilian antitrust authority. We have spent an aggregate of R$415.6 million on acquisitions since 2001.

     The following table presents information regarding these acquisitions and the regional distribution of the stores we acquired over the past five years:

		Number of
Year	Chains Acquired	Stores	Geographic Distribution

2001	ABC Supermercados	26	Rio de Janeiro: 26

2002	Sé Supermercados (60) and	72	São Paulo: 60
	CompreBem (12)		Pernambuco: 12
2004	Sendas(*)	68	Rio de Janeiro: 68

2005	Coopercitrus	6	São Paulo: 6

	Total	172

(*) Association – See item – 4A The Sendas Strategic Partnership

     Opening of new stores – As part of our expansion strategy, we have opened 68 new stores since 2001, including 19 Pão de Açúcar stores, 20 CompreBem stores, 20 Extra stores, 8 Extra Eletro stores, and 1 Sendas store. The total cost of these new stores was R$1,091.4 million. We seek real estate properties for constructing or renovating stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suits one of our formats. We also tend to enter new regional markets with the construction of a hypermarket.

     Renovation of existing stores – We have remodeled Pão de Açúcar, CompreBem Barateiro, Extra stores, Sendas and Extra Eletro stores every year. Our renovation program allows us to add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information systems. The total cost of renovating these stores was R$1,366.1 million.

     Improvements to information technology – We have been committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We implemented a computer automated ordering system, which automatically replenishes our inventory based on consumers’ shopping habits. We have a proprietary technology system, the pd@net, a B-2-B, or business to business, platform for the on-line integration of approximately 7,000 suppliers. This Internet process enables information to be exchanged rapidly, precisely and transparently among all participants in the supply chain. For more information, see “– Technology.” We have spent an aggregate of R$415.2 million on information technology since 2001.

     Expansion of distribution facilities – Since 2001, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro and Recife. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of R$103.1 million on our distribution facilities since 2001.

     The following table provides a summary description of our principal capital expenditures disbursed for the last three years:

	Year Ended December 31,

	2005	2004	2003

	(millions of reais)

Opening of new stores	$317.3	$140.6	$140.1
Acquisition of retail chains	21.5	2.3	2.0
Purchases of real estate	72.0	39.9	31.9
Renovations	359.3	300.5	283.3
Information technology	109.5	69.9	73.3
Distribution centers	20.0	6.2	11.1

Total	$899.6	$559.4	$541.7

     CBD invested R$ 899.6 million in 2005, mostly in opening new stores and remodeling the 60 Sendas stores, which were totally renovated and adapted to our standards. Another portion went towards the advance purchase of strategic sites that will form part of our Investment Plan in the next two years.

     Annual organic growth in 2005 was strong, with the inauguration of seven Extra hypermarkets and eight supermarkets, seven Pão de Açúcar stores and one CompreBem store, as well as eight gas stations and 42 drug stores. We also acquired the Coopercitrus chain, located in the midwest of São Paulo state, with gross sales of R$ 154.0 million in 2004. The six stores and three gas stations were converted to the CompreBem format.

     In addition to being remodeled and upgraded, three ABC Barateiro stores were converted to the Sendas format during the year, and 12 Pão de Açúcar stores were converted to the CompreBem format. Information technology and logistics investments involved, respectively, the substitution of hardware and software and the upgrading and renovation of the distribution centers.

     In 2006 and 2007, the Company plans to open 16 to 20 hypermarkets and 40 to 60 supermarkets, which should increase sales by 6% to 8% per year.

     Our Board of Directors approved the Investment Plan for 2006 totaling R$935.0 million in the year, earmarked for opening new stores, gas stations and drugstores; site acquisitions; renovations and maintenance of existing assets.

Supply and Distribution

     Supply. We have centralized purchasing for our Pão de Açúcar, CompreBem, Extra and Extra Eletro stores. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase up to 170,000 products from approximately 10,000 suppliers. In 2005, no single supplier accounted for more than 6% of total goods purchased. Our 10 largest suppliers in 2005 collectively accounted for 28% of our purchases, and we believe that we are not dependent on any single supplier.

     Distribution. In order to distribute perishable food products, grocery items and general merchandise efficiently, we operate 18 distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro and Recife, with a total storage capacity of 380,000 square meters of built-in area. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers make it possible for us to make frequent shipments to stores, which reduce the need of in-store stockroom space, and limits non-productive store inventories. CBD has an efficient logistics operation, with an 83% centralization level, which enables it to have lower logistics costs and higher productivity gains. In addition, the higher productivity is related to recent investments in new distribution centers: flowers, fish, frozen products, fruits and vegetables. This performance has enabled the Company to operate the supply chain with the lowest costs of its history.

     In 2005, our distribution centers focused on reducing expenses by developing initiatives aimed at adding value and cutting logistics costs.

     One such initiative was the structuring of the distribution network, which involved more suppliers delivering their goods to the regional distribution centers, thereby strengthening the regionalization process and reducing CBD’s freight costs. Another was the introduction of more compact loads, enabling trucks to carry a greater volume of merchandise, in turn reducing the number of trips. Logistics costs were further trimmed by streamlining operating processes within the distribution centers, which increased productivity and rationalized workforce numbers.

     In addition, monitoring procedures were introduced, which led to a substantial decline in the out-of-stock index, the national benchmarking level. Aside from the reduction itself, the initiatives also focused on processes that resulted in more efficient controls over breakages involving those products with the highest turnover.

     Relationships with suppliers were strengthened by the consolidation of our Top Log suppliers’ certification system, which ranks suppliers and helps develop a better relationship between CBD and its suppliers,, which generated strong results. Meetings were held with more than 60 suppliers, during which CBD was able to broaden its knowledge of their logistics, while suppliers also improved their understanding of our distribution and logistics, enabling the development of several joint process-improvement initiatives. At the end of the year, 13 suppliers were certified as having achieved the proposed objectives, which were based on indicators related to level of service, out-of-stock indicators and joint projects.

     In addition to strengthening the supply framework in the Northeast, with the construction of a new distribution center for grocery and non-food items and the remodeling of the old facility which was turned into a perishable center, we also tripled the capacity of our seafood center. Previously limited to supplying 30 Extra stores in São Paulo state, the seafood operation now covers all stores, including in other states. The flower center, located in Holambra, in the state of São Paulo, was also expanded to and began to supply Rio de Janeiro.

Marketing

     Our marketing strategy is to further enhance the quality image of our stores and to emphasize our selection and service and our competitive and fair prices. Each store banner executes its own marketing strategy designed to promote its particular strengths and to appeal to its customer base. In 2005 and 2004, we spent approximately R$202.3 million and R$260.5 million, respectively, on advertising (approximately 1.5% of total net sales revenues in each year).

     We spent 36.0% in 2005 and 22.0% in 2004 of our total marketing expenditures on radio, newspaper and magazine advertising. In addition, television accounted for 25.9% of advertising expenses in 2005 and 30.2% in 2004. We spent 38.1% in 2005 and 47.8% in 2004 on other promotional activities.

     We centralize the purchasing of advertising time or space for all of our stores, which enables us to reduce marketing expenditures. CBD cancelled all its contracts with outside marketing agencies and concentrated all publicity activities for its store banners in the hands of PA Publicidade, an agency belonging to the Group. While our primary advertising focus is on specific brand name, price, and quality-related promotions, we also regularly promote our store brands through sponsorships and sporting and cultural events, endorsements and support of environmental activities.

     We have further developed our marketing initiatives through the Pão de Açúcar Mais card, the first preferred shopper/fidelity relationship card in the Brazilian retail industry, and the Clube CompreBem card. Through these programs we continue to collect customer information in an effort to offer more personalized services and products to shoppers who use our stores. We have also developed a private label strategy pursuant to which our various stores sell high quality products at competitive prices. The principal advantages of this private label strategy have been improved brand loyalty to our brands and increased leverage with our suppliers because our private label products are similar in quality to, but more favorably priced than, leading brands.

Credit Sales

     In 2005, 49.6% of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. In 2004, 48.0% of our net sales revenue was represented by credit sales.

     Credit card sales. All our store formats accept payment for purchases with MasterCard (Credicard), Visa, Diners Club, American Express or our co-branded credit cards. We also offer private label credit cards, whose use is limited to our stores. Sales to customers using credit cards accounted for 37.1% of our net sales revenue in 2005. In 2004, sales through credit cards accounted for 36.5% of our net sales revenue. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties. Our Itaú CBD partnership provides credit products and services at CBD’s stores, which involves private label and co-branded credit cards.

     Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The consumer credit installment term in 2005 averaged 10 months, with fixed interest payments averaging approximately 4.0% per month throughout 2005. We borrow funds approximately equivalent to the consumer credit financing we extend through our sales of electronics. The consumer financing is generally for a term of up to 24 months and is funded by our borrowing on a shorter-term basis at fixed rates. In 2005, installment sales accounted for 2% of our total net sales revenue.

     Post-dated checks. Post-dated checks are commonly used financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 90 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Over 380,000 customers use the programs on at least a monthly basis. Sales to customers using post-dated checks accounted for 3.0% of our net sales revenue in 2005 (4.4% in 2004).

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

     Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 7.5% of our net sales revenue in 2005, compared to 7.1% in 2004. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

Technology

     We have been at the forefront of the Brazilian retail industry in using information technology. We were one of the first supermarket chains in Brazil to equip its stores with a POS system and the first major food retailer in Brazil to equip every one of its checkouts with this technology. We invested R$63.3 million in technology in 2005 and R$69.9 million in 2004.

     Considered an important competitive advantage, information technology operates in harmony with our strategic guidelines, seeking solutions and tools to sustain and simplify internal processes. Aligned with the changes undergone by CBD during the year, the area played a fundamental role in the integration of the Commercial and Category Management areas.

     The main goal was to furnish a package of instruments and aids which, in addition to providing support, would transform the new business model’s proposed changes into reality. With this in mind, systems and tools were developed which would allow the two areas to work together and have access to the same information, with the same indicators, ensuring transparency in commercial relations, cost and margin calculations, etc.

     In the Business Intelligence area, the team came up with a new type of intelligence gathering tool, which allows us to analyze the prices of all our competitors in all the leading cities. Its novelty lies in the enhancement of the interface with the database, which already existed, but was endowed with a wider range of consultative and graphic features, allowing managers and executives to broaden their analytical spectrum.

     The area handled the updating of more than 9,000 points-of-sales machines in the entire Group and the migration of 4,500 software programs from DOS to Linux, allowing CBD to expand the applications of these machines to include even more front-line services to its customers.

     Another highlight was the implantation of new budget planning system that can be updated on-line. In addition to integrating the Sales, Category Management and Commercial areas, it also allowed these areas to carry out their planning activities with greater ease and speed.

     On the innovation front, studies into the application of smart tags moved ahead, with the development of the first pilot project using this technology in the Latin American retail sector. CBD was also the first supermarket company to offer its customers wifi (wireless broadband internet access), now available in 20 Pão de Açúcar stores, and was responsible for installing Brazil’s first self check-out facility, in the Pão de Açúcar store in Real Parque in the state of São Paulo. This allows consumers to make their own product bar-code readings and pay for their purchases, without the need for check-out personnel.

Competition

     The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. In 2005, the three largest food retailers in Brazil accounted for 38.0% of the organized sector sales, which consist of sales by companies enrolled in ABRAS, Brazil’s supermarket association. In 2005, we accounted for 15.2% of the organized sector sales according to ABRAS. We believe that consolidation will continue to take place, not only within the food retail market but also other segments of the retail industry. For example, hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil. We have continued our growth strategy by focusing on regions where we can reinforce our presence. As part of our expansion strategy, we have also focused on the needs and expectations of different consumers by developing store formats that respond to different household income levels. Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the São Paulo State have led us to concentrate our stores in this particular market. In 2005, sales in São Paulo State accounted for 60% of our total sales. In São Paulo State and throughout Brazil, we compete principally on the basis of location, price, image, quality and service. In the retail food market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

     The main competitor of our Extra hypermarket is Carrefour, a leading French retail food chain, which at December 31, 2005 operated 399 retail stores principally in the southeast and south of Brazil. At December 31, 2005, Carrefour accounted for 11.8% of the organized sector’s sales according to data from ABRAS. Wal-Mart, which as of December 31, 2005 operated 295 stores in Brazil, is also a competitor in the hypermarket and supermarket format with an 11.0% market share.

     Pão de Açúcar has different competitors in each of the markets where we operate. In São Paulo State, we compete principally with a number of local supermarkets and grocery stores such as Sonda, Pastorinho, Carrefour, Mambo, Futurama and Wal-Mart. The main competitor of Pão de Açúcar in Brasília is Champion, the supermarket division of Carrefour, Super Maia, Super Cei and Big Box. In the state of Rio de Janeiro, our Pão de Açúcar format competes with Supermercados Mundial and Zona Sul. In Paraíba, Pernambuco, Ceará and Piauí, our main competitors are local supermarkets and Bompreço (Wal-Mart).

     CompreBem - Sendas also faces different competitors depending on the particular regional market. In the state of São Paulo, CompreBem faces strong competition from a number of smaller regional chains. The main competitors of CompreBem - Sendas in the state of Rio de Janeiro are Guanabara, Champion and Mundial.

     In other regional markets, we compete within the organized food retail sector as well as against several medium and small chains and family-owned and operated food retail businesses, which are estimated to represent approximately 50% of overall food sales in Brazil. Other organized food retail chains among our competitors include Sonae and Bompreço, owned by Wal-Mart in Brazil.

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

      4D. Property, Plant and Equipment

     We own 47 stores, seven warehouses and a part of our headquarters. The remaining 509 stores and 6 warehouses we operate and the remainder of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 47 leases expiring in 2006. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2005, we leased 21 properties from members of the Diniz family and 60 stores from Fundo de Investimento Imobiliário Península. Management believes that these leases are on terms at least as favorable to us as we could get from an unrelated party. See “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Leases.”

     The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2005:

	Owned		Leased		Total

		Area		Area		Area
		(in square		(in square		(in square
	Number	meters)	Number	meters)	Number	meters)

Pão de Açúcar	28	44,994	157	202,170	185	247,164
Extra	8	56,890	71	534,000	79	590,890
Extra Eletro	3	3,624	47	30,089	50	33,173
CompreBem	6	4,960	170	209,540	176	214,500
Sendas	2	2,153	64	117,834	66	119,987
Warehouses	7	286,589	6	93,411	13	380,000
Headquarters		28,591		13,043		41,634

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      5A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2005 and 2004 and for the three years ended December 31, 2005, appearing elsewhere in this annual report, and in conjunction with the consolidated financial statements included under “Item 3A – Key information – Selected Financial Data.”

Financial Presentation and Accounting Policies

     Presentation of Financial Statements

     We have prepared our consolidated financial statements at December 31, 2005 and 2004 and for the three years ended December 31, 2005 in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with Brazilian GAAP and presented in reais, which differs in significant respects from U.S. GAAP. See note 22 to our consolidated financial statements for an explanation of these differences.

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

  Leases;

  Valuation of long-lived assets;

  Goodwill; and

  Deferred taxes.

     Inventories and payments from suppliers

     Inventories are carried at the lower of cost or market. We record the inventory losses (“shrinkage”) throughout the year. No provision is required at year-end since we hold physical inventory count on the last business day of the year in the vast majority of stores and in our distribution centers.

     We receive cash consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and cooperative advertising. Volume bonuses and discounts are received from suppliers in the form of product as zero-cost additions to inventories and the benefit is recognized as the product is sold. Discounts and bonuses in cash are recorded to income at cost of sales when certain conditions are fulfilled. Substantially all cash consideration from suppliers are accounted for as a reduction of item cost and recognized in income when certain conditions are fulfilled and the related inventory is sold.

     Leases

     Under Brazilian GAAP, leases are treated as operating leases and the expense is recognized at the time that each lease installment falls due. Under U.S. GAAP, we estimate the expected term of leases of our stores by assuming the exercise of renewal options, which are at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is capital or operating and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the lease term.

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

     A determination of the fair value of an asset and estimating recoverability require management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change its estimate of the expected future net cash flows and lead to the recognition of an impairment charge in results of operations relating to our property and equipment.

     Goodwill

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

     For U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets. The difference between of consideration paid over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (FAS 142) requires that, effective January 1, 2002, goodwill, including those in the carrying value of investments accounted for under the equity method and certain other intangible assets deemed to have an indefinite useful life, cease to be amortized. FAS 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing company businesses. Historically, the company has generated sufficient returns to recover the cost of goodwill and other intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

     Deferred Taxes

     We compute and pay income taxes based on results of operations determined under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if, under U.S. GAAP, it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Under Brazilian GAAP, deferred tax assets are recorded when recoverability is considered probable, limited to the assets which will be recovered over the following 10 years against estimated taxable income at present values. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic and industry trends, interest rates, changes in our business strategies and changes in the type of services it offers to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in the assumptions and estimates with respect to our expected future taxable income could result in a reduction in deferred tax assets being charged to income. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we could be required to establish a valuation allowance against or write off all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on operating results. Under U.S. GAAP, a valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized and the projection if estimated future taxable income is considered only for a short period of time.

Restatement of Previously Issued Financial Statements

    As discussed herein and in Notes 22(e) and 22(f)(ii) of our consolidated financial statements, we have restated at December 31, 2004 amounts presented under U.S. GAAP in relation to information derived from our U.S. GAAP consolidated statements of operations for the year ended December 31, 2003 for corrections in our accounting for amortization of leasehold improvements and cash consideration received from vendors. Throughout this Annual Report, all referenced U.S. GAAP amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

     Subsequent to the issuance of our financial statements for the year ended December 31, 2003, our management adjusted the accounting for leasehold improvements to amortize the leasehold improvements over the estimated useful lives of the assets or the primary lease terms of the respective lease including only those renewals options exercisable at the sole discretion by us, whichever is shorter. Consequently, net income for the year ended December 31, 2003 was decreased in the amount of R$ 11.6 million, net of tax effects (see Note 22(f)(ii) to our consolidated financial statements). Additionally, we recognized that we had not applied the provisions of EITF 02-16 in relation to the recording of cash consideration received from vendors in 2003 and consequently we restated our net income for the year ended December 31, 2003 related to the application of EITF 02-16 in the amount of R$30.7 million, net of tax effects (See Note 22(e) to our consolidated financial statements).

     Overall Impact of the Restatement

     The schedule below shows the effects of the restatement on reported earnings, earnings per share (basic and diluted). The restatement decreased U.S. GAAP net income for the year ended December 31, 2003. This amount had previously been reported as net income without having taken into account the correction of amortization period for leasehold improvements, retroactively to December 31, 2001, and the requirement of EITF 02-16 which was adjusted as at December 31, 2003 and for the year then ended. We restated at December 31, 2004 our consolidated financial statements to properly present our results of operations and financial condition in accordance with U.S. GAAP.

     The correction of the adjustments from the accounting treatment for amortization of leasehold improvements and cash consideration received from vendors resulted in the following additional charges:

	Before tax		Net of tax
	effects	Tax effects	Effects

	(millions of reais)

Net income for the year ended December 31, 2003
Cash consideration received from vendors	(40.9)	10.2	(30.7)
Leasehold improvements	(15.5)	3.9	(11.6)

	(56.4)	14.1	(42.3)

	As previously
	reported	Adjustment	As restated
	(millions of reais, except earnings per share amounts
	which are stated in reais)

Net income for the year ended December 31, 2003	335.5	(42.3)	293.2
Earnings per thousand shares
Basic – preferred shares	3.12	(0.39)	2.73
Basic – common shares	2.84	(0.36)	2.48
Diluted – preferred shares	3.11	(0.39)	2.72
Diluted – common shares	2.84	(0.36)	2.48

      The impacts on our U.S. GAAP consolidated statements of income information for the years ended December 31, 2003, arising from the correction on the amortization of leasehold improvement accounting policies resulted, in the additional depreciation and amortization expenses of R$ 15.4 million. The impacts on our U.S. GAAP consolidated Balance Sheet information as at December 31, 2003, decreased property and equipment, net, and total assets by R$ 32.3 million and R$ 24.3 million, respectively, and decreased shareholders' equity by R$24.3 million.

     The impacts on our U.S. GAAP consolidated statements of income information for the year ended December 31, 2003, arising from the correction of the accounting of cash consideration received from vendors, resulted in the additional charges of R$40.9 million being recorded as Cost of sales. The impacts on our U.S. GAAP consolidated balance sheet information as at December 31, 2003, decreased inventories, current assets and total assets by R$ 40.9 million, R$ 30.6 million and R$ 30.6 million, respectively, and decreased shareholders' equity and working capital by the amount of R$ 30.6 million.

     U.S. GAAP Reconciliation

     Our net income in accordance with Brazilian GAAP was R$ 257.0 million in 2005, R$369.8 million in 2004 and R$225.5 million in 2003. Under U.S. GAAP, we would have reported net income of R$ 270.6 million in 2005, R$488.9 million in 2004 and R$293.2 million in 2003.

     Our shareholders’ equity in accordance with Brazilian GAAP was R$ 4,252.4 million at December 31, 2005, R$4,051.0 million at December 31, 2004. Under U.S. GAAP, we would have reported shareholders’ equity of R$ 4,148.0 million at December 31, 2005 and R$3,922.5 million at December 31, 2004.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2005, 2004 and 2003, as well as shareholders’ equity at December 31, 2005 and 2004, are described in note 22 to our consolidated financial statements. The major differences relate to the accounting treatment of the following items:

  Supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

  Capitalized interest;

  Leasehold improvements;

  Deferred gain on FIC transactions;

  Deferred charges and other intangible assets;

  Business combinations;

  Accounting for a put option;

  Cash consideration received from vendors;

  Sale leaseback transactions;

  Deferred income taxes, and

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

     The Brazilian economy grew 2.3% in 2005, as a result of increased exports and the recovery of domestic consumption. While all the sectors of the economy experienced impressive growth rates in 2005, the industrial sector grew the fastest, by 2.5%, as compared to 2004. Although strong growth of the export economy has played an important role in Brazil’s economy, the recovery of internal demand is largely responsible for the overall turn around of the Brazilian economy. In addition to the strengthening domestic economy the appreciation of the real is partially due to the worldwide depreciation of the U.S. dollar. The base interest rates increased from 17.75% at the end of 2004 to 18.0% by the end of 2005. This increase was effected largely to control inflationary pressures.

     The Brazilian economy has grown 1.4% during the first quarter of 2006. The value of the real appreciated to R$2.1724 per U.S. dollar at March 31, 2006, as compared with R$2.3407 at December 31, 2005. The Central Bank decreased the base interest rate from 18.0% to 15.3% during the first five months of 2006.

     Our business is directly affected by the macroeconomic trend of the global economy in general and the Brazilian economy in particular. If interest rates rise and the Brazilian economy enters a period of continued recession, demand for our products and services is likely to be negatively affected. Further, continuing depreciation of the Brazilian real against the U.S. dollar and the consequent inflation would reduce the purchasing power of Brazilian consumers, negatively affecting the ability of our customers to pay for our products and services. Future real devaluations would also affect our profit margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and our other costs and expenses based on the U.S. dollar and other foreign currencies. If Brazil experiences significant inflation rates, we may be unable to increase prices charged to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

     Inflation and Devaluation

     The Brazilian general price (IGP-M) and consumer price (IPCA) inflation indices and the devaluation of the Brazilian currency against the U.S. dollar are presented below:

	Five months
	ended	Year ended December 31,

	May 31, 2006	2005	2004	2003	2002	2001

Inflation – IGP-M (1)	0.7%	1.2%	12.4%	8.7%	25.3%	10.4%
Inflation – IPCA (2)	1.7%	5.7%	7.6%	8.7%	12.5%	7.7%
Nominal devaluation (appreciation) of the real against the
U.S. dollar	(1.1%)	(13.4%)	(8.8%)	(22.3%)	34.3%	15.7%
______________
(1)	Índice Geral de Preços – Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2)	Índice de Preços ao Consumidor Amplo (consumer price index) compiled by IBGE, the Brazilian Institute of Geography and Statistics.

Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar

     Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations

     The depreciation or appreciation of the real against the U.S. dollar has had and may continue to have multiple effects on our results of operations. Exchange gains and losses arising from our transactions in U.S. dollars

(excluding transactions which are covered by cross-currency interest rate swaps) are recorded directly in our statement of operations. Significant foreign exchange losses arose from our U.S. dollar-denominated loans at the time of the devaluation of the real in early 1999. Since the adoption of our treasury policy in late 1999 designed to mitigate the effects of foreign currency variations, we have generally consummated cross-currency interest rate swaps to cover the foreign exchange and interest rate risk on virtually all U.S. dollar-denominated loans, foreign currency exposures and a portion of our capital lease agreements. We have excluded from this policy our import financing. The devaluation (appreciation) of the real was (13.4)% in 2005, (8.8)% in 2004, (22.3)% in 2003 and 34.3% in 2002.

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

Tax Environment

     We are currently involved in tax proceedings as discussed in note 14 to our consolidated financial statements. We have accrued our estimate of the costs for the resolution of these claims when we consider the loss of our claim to be probable and for existing tax obligations under dispute. The tax contingencies relate primarily to taxes on revenue, social security contributions and income tax. We have identified probable losses and existing tax obligations under dispute in the amount of R$1,076.9 million at December 31, 2005 (R$922.3 million in 2004) that have been provided as liabilities in on our consolidated financial statements. This estimate has been developed based on consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. For more information on our tax proceedings, see “Item 8A – Financial Information – Consolidated Financial Statements and Other Financial Information – Legal Proceedings.”

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

2005 Business and Economic Environment

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

Certain Operating Data

     The following table presents the net sales revenue in reais for each of our store formats for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,

	2005		2004		2003

	(millions of reais, except percentage amounts)
Net sales revenue by store format:
Pão de Açúcar	$3,244.9	24.2%	$3,315.2	26.4%	$3,435.5	31.8%
Extra	6,532.3	48.7	5,996.2	47.8	5,195.0	48.1
Extra Eletro	232.8	1.7	240.1	1.9	254.6	2.3
CompreBem	2,194.3	16.4	2,015.4	16.0	1,921.3	17.8
Sendas	1,209.1	9.0	998.1	7.9	-	-

Total net sales revenue	$13,413.4	100.0%	$12,565.0	100.0%	$10,806.4	100.0%

Results of Operations for 2005, 2004 and 2003

     The following table summarizes our historical results of operations for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,

	2005		2004		2003

	(millions of reais , except percentages)
Statement of operations data

Brazilian GAAP:
Net sales revenue	13,413.4	100.0	12,565.0	100.0	10,806.4	100.0
Cost of sales	(9,438.1)	(70.4)	(8,891.5)	(70.8)	(7,764.3)	(71.8)

Gross profit	3,975.3	29.6	3,673.5	29.2	3,042.1	28.2
Selling, general and administrative		(21.4)
expenses	(2,868.8)		(2,690.1)	(21.4)	(2,183.6)	(20.2)
Depreciation and Amortization	(625.3)	(4.7)	(489.6)	(3.9)	(454.3)	(4.2)
Financial income	446.7	3.3	330.3	2.6	575.3	5.3
Financial expense	(683.5)	(5.1)	(618.3)	(4.9)	(760.1)	(7.0)
Equity	(16.2)	(0.1)	5.3	0.1	(8.8)	(0.1)

Operating income	228.2	1.7	211.1	1.7	210.6	2.0
Non-operating income, net	32.1	0.2	80.3	0.6	5.2	0.1

Income before income taxes	260.3	1.9	291.4	2.3	215.8	2.1
Income tax (expense) benefit:
Current	(133.9)	(1.0)	(39.0)	(0.3)	(31.4)	(0.3)
Deferred	80.9	0.6	88.5	0.7	41.1	0.3
Employee profit sharing	(14.5)	(0.1)	(14.3)	(0.1)	-	-

Minority interest	64.2	0.5	43.2	0.3	-	-

Net income	257.0	1.9	369.8	2.9	225.5	2.1

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Net sales revenue. Net sales revenue increased by 6.8% to R$13,413.4 million in the year ended December 31, 2005 from R$12,565.0 million in the year ended December 31, 2004. Our sales performance was negatively affected by strong deflation in many categories, especially perishables and commodities, resulting from excessive offering of some products and the appreciation of the Real against the dollar. In addition, consumers spent a smaller share of their income on food, due to the financing burden derived from the acquisition of durable goods (installment payments and consigned loans).

     Pão de Açúcar net sales revenue decreased by 2.1% to R$3,244.9 million in 2005 from R$3,315.2 million in 2004. This decrease was mainly due to the conversion of 12 stores to the CompreBem banner during 2005.

     CompreBem/Sendas stores had an exceptionally good year in 2005. CompreBem net sales revenue increased by 8.9% to R$2,194.3 million in 2005 from R$2,015.3 million in 2004, principally as a result of store conversions from other banners to the CompreBem format. Sendas’ net sales revenue increased 21.1% to R$1,209.1 million in 2005 from R$998.1 in 2004. One of the main factors behind these results was the conversion of 60 Sendas stores and repositioning in the state of Rio de Janeiro. Additionally, as a result of higher price competitiveness, Sendas presented the best performance among CBD’s banners.

     Extra stores’ net sales revenue increased by 8.9% to R$6,532.3 million in 2005 from R$5,996.2 million in 2004, principally as a result of the opening of 7 new stores in 2005, as well an increase in non-food sales.

     The net sales revenue of Extra Eletro stores decreased by 3.1% to R$232.8 million in 2005 from R$240.1 million in 2004. This performance was impacted by the closing of 5 stores during the fiscal years of 2005.

     Gross Profit. Gross profit increased by 8.2% to R$3,975.3 million in 2005 from R$3,673.5 million in 2004. This improvement is due to a combination of better negotiation with suppliers and improvement in our management of pricing.

     Selling, General and Administrative Expenses. In 2005, selling, general and administrative expenses reached R$ 2,868.8 million, a 6.7% increase over 2004. Total expenses in the year were equivalent to 21.4% of net sales, the same level reported in 2004, despite the reduced sales scenario and, consequently, lower dilution of expenses.

     Depreciation and Amortization. Depreciation and amortization increased by 27.7% to R$625.3 million in 2005 from R$489.6 million in 2004. We anticipated the recognition of the effects of NBC – Brazilian Accounting Standards - T 19.5 which modifies the leasehold improvements amortization criteria. Thus, starting in 2005, we started to account for the leasehold improvements according to the contractual terms of the leases, disregarding any expectation of contract renewals. The adoption of this accounting procedure generated additional depreciation of R$86.5 million in 2005.

     Financial Income. Financial income increased by 35.2% to R$446.7 million in 2005 from R$330.3 million in 2004, mainly due to higher income from cash investments.

     Financial Expenses. Financial expenses increased by 10.6% to R$683.5 million in 2005 from R$618.3 million in 2004, due to higher average interest rates over 2004 and impacting on our debt and reserves.

     Operating Income. Operating income increased by 8.1% to R$228.2 million in 2005 from R$211.1 million in 2004, as a result of the effects described above.

     Non-operating Income. Non-operating income decreased by 60% to R$32.1 million in 2005 from R$80.3 million in 2004. This was mainly due to: i) income of R$ 38.1 million, derived from gains of the joint venture with Itaú (FIC); ii) income of R$11.4 million resulting from the sale of real estate assets to Grupo Diniz, for which CBD received an amount higher than the book value of the assets; and iii) a write-off of closed stores throughout the year of 2005.

     Income Before Income Taxes, Employee Profit Sharing and Minority Interest. Income before income taxes and minority interest decreased by 10.7% to R$260.3 million in 2005 from R$291.4 million in 2004 due to the effects described above.

     Income Tax Benefits (Expense). In 2005, we had an income tax expense of R$53.0 million as compared to an income tax benefit of R$49.5 million for 2004. The income tax benefit in 2004 arose, primarily, due to the benefit from tax-deductible shareholder dilution in our investee Miravalles. In addition, the effective rate in 2005 and 2004 was (20.4)% and 17.0% in comparison with the statutory rate of 25%.

     Employee Profit Sharing. The profit sharing paid in 2005 to employees was R$ 14.5 million compared to R$ 14.3 million in 2004.

     Net Income. Net income decreased by 30.5% to R$257.0 million in 2005 from R$369.8 million in 2004, mainly due to non-operating income and by the difference in the income tax line.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Sales Revenue. Net sales revenue increased by 16.3% to R$12,565.0 million in the year ended December 31, 2004 from R$10,806.4 million in the year ended December 31, 2003. Approximately R$998.1 million of this increase can be attributed to the addition of Sendas’ 60 supermarkets and 8 hypermarkets to our operations. On a same-store basis, our net sales revenue increased by 5.1% from 2003 to 2004, as explained below for each of our banners.

     Pão de Açúcar’s net sales revenue decreased by 3.5% to R$3,315.2 million in 2004 from R$3,435.5 million in 2003. This decrease was due to our opening new stores in late 2003 and two new stores in 2004, offset by the conversion of nine stores to the CompreBem banner.

     Extra’s net sales revenue increased by 15.4% to R$5,996.2 million in 2004 from R$5,195.0 million in 2003, principally as a result of the opening of new stores in late 2003 and two new stores in 2004, and the conversion of eight Sendas stores into Extra stores.

     CompreBem’s net sales revenue increased by 4.9% to R$2,015.4 million in 2004 from R$1,921.3 million in 2003, principally as a result of store conversions from other banners to the CompreBem format.

     The net sales revenue of Extra Eletro stores decreased by 5.7% to R$240.1 million in 2004 from R$254.6 million in 2003. The performance of the Extra Eletro stores was adversely affected by high interest rates that reduced consumer confidence and their willingness to buy durable goods on credit.

     Sendas Supermercados’s net sales revenue was R$998.1 million in 2004. As a result of our partnership with Sendas described above, Sendas Supermercados was created in February of 2004, which includes 60 supermarkets.

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

     Non-operating Income. Non-operating income includes the net gain by dilution of the capital subscription in Miravalles. Such gain was reduced by the disposal of certain assets related to the implementation costs for startup of operations.

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

     Employee Profit Sharing. The profit sharing paid in 2004 to the employees were R$ 14.3 million.

     Net Income. Net income increased by 64.0% to R$369.8 million in 2004 from R$225.5 million in 2003, for the reasons described above.

      5B. Liquidity and Capital Resources

     We have funded our operations and capital expenditures principally from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES and issuances of debentures. At December 31, 2005, we had R$1,710.8 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements. In addition, we borrow funds from local Brazilian banks approximately equivalent to the consumer credit financing we extend through our Extra Eletro and Extra formats and our post-dated check programs for Pão de Açúcar, CompreBem and Extra and we also securitize receivables. Our fixed rate consumer financing through the Extra Eletro and Extra formats is generally for a term of up to 24 months (with the average term being approximately 10 months at December 31, 2005.) Our post-dated check programs provide our customers with financing for up to 60 days (with an average of 40 days at December 31, 2005). In 2005, we noted that customers tended to use principally credit cards as a method of credit purchase instead of installment sales and post-dated checks.

     Our principal cash requirements include:

  the servicing of our indebtedness,

  capital expenditures, including the construction and remodeling of new stores and investments in our infra- structure,

  consumer credit,

  acquisitions of other supermarket chains, and

  distributions of dividends and interest on shareholders’ equity.

     Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Net cash from operating activities was R$1,063.5 million in 2005, R$406.5 million in 2004 and R$1,103.1 million in 2003. Net cash provided by (used in) financing was R$(594.3) million in 2005 (after payment of R$89.1 million of dividends), R$(148.7) million in 2004 (after payment of R$54.8 million of dividends) and R$629.3 million in 2003 (after payment of R$59.4 million of dividends). In 2005, these cash flows were primarily used for investments in the capital expenditures program totaling R$899.6 million.

     At December 31, 2005, our total outstanding debt was R$2,056.0 million, consisting of:

  R$ 747.5 million of real-denominated loans,

  R$ 1,249.6 million of U.S. dollar-denominated debt, and

  R$ 58.9 million of debt linked to a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.

     At December 31, 2005, of the R$1,249.6 million of U.S. dollar-denominated debt, approximately R$176.9 million was covered by swaps into reais which has been treated on a combined basis as if these loans had been originally denominated in reais and accrued an interbank variable rate (CDI). In addition, we have R$58.9 million of debt to BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. Since late 1999, we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for a substantial part of our U.S. dollar-denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of an interbank variable interest rate (CDI). The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

     We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

     Total debt at December 31, 2005 decreased by R$ 648.8 million from R$2,704.8 million at December 31, 2004. Our most significant debt was incurred in connection with the acquisition and construction of new stores and the remodeling of existing stores. Our cash interest expense was R$547.3 million in 2005, R$384.4 million in 2004 and R$421.0 million in 2003. The R$162.9 million increase in cash interest expense in 2005 related directly to the payment of U.S. dollar denominated debt.

     Several banks provide us short-term financing; of these, three banks, Citibank, Unibanco and BNP Paribas, individually represent greater than 10.2% of the total amount of short-term debt outstanding as of December 31, 2005. Although we have no committed lines of credit with these banks, our management believes we are in good standing with our lenders and have sufficient available credit for our needs. These short-term U.S. dollar-denominated financings are guaranteed by a promissory note.

     Our long-term debt net of current portion aggregated R$1,615.4 million and R$1,400.5 million at December 31, 2005 and 2004, respectively. The balance consists primarily of long-term expansion program loans from BNDES, working capital loans from Brazilian banks and debentures we issued.

     We have entered into nine lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation, based on the TJLP plus an annual spread or are denominated based on a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 12(iii) to our financial statements.

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

     We issued a number of convertible and non-convertible debentures between 1997 and 2002, some of which have since been converted to our non-voting preferred shares. At December 31, 2005, the nonconvertible fifth issue was still outstanding in part.

     On October 4, 2002, the shareholders approved the fifth issue and public placement of debentures. We received proceeds equivalent to R$411.9 million, for 40,149 non-convertible debentures issued as the first series of this fifth issue. The debentures are indexed to the average rate of CDI and accrue an annual spread of 1.45% which is payable semi-annually. The remuneration of the first series was subject to renegotiation or a put exercised in October 2004. The first series was renegotiated to accrue of CDI plus an annual spread of 0.95% as from October 1, 2004, which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until the maturity date on October 1, 2007. At December 31, 2005, we had 40,149 non-convertible debentures outstanding from the first series of our fifth issue, totaling R$419.5 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to four.

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

     We invested R$100.0 million in October 2003 and R$29.9 million in July 2004, in subordinated quotas of PAFIDC and transferred credit rights to the securitization fund. In 2005, we transferred to PAFIDC customer credit financing, post-dated check credit sales and accounts receivable from credit card companies, in securitization transactions totaling R$6,750.1 million and R$4,990.9 in 2004, the outstanding balance of these receivables at December 31, 2005 was R$756.8 million and R$701.8 million in 2004. For all securitizations, we retained servicing responsibilities and subordinated interests. The delinquent credits will be collected by the PAFIDC’s administrator, which will be assisted by our collection department, for which we do not receive fees for such service. The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and the PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us.

     We continue to implement our capital expansion and investment plan and currently intend to invest in 2006 approximately R$935 million in new projects.

     In 2005, our capital expenditures were R$899.6 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were R$559.4 million for 2004 and R$541.7 million for 2003. For specific use of our capital expenditures in 2005, see “Item 4B – Information on the Company – Business Overview – Capital Expansion and Investment Plan.”

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

      5F. Tabular disclosure of contractual obligations

     The following table summarizes significant contractual obligations and commitments at December 31, 2005 that have an impact on our liquidity:

	Payment Due by Period

		Less than	One to three	Three to	After five
Contractual Obligations	Total	one year	years	five years	years

	(in millions of U.S. dollars)

Long-term debt	1,636.5	422.6	960.6	253.3	-
Debentures	419.5	18.0	401.5	-	-
Estimated interest payments (1)	162.6	92.1	51.9	18.6	-
Taxes, other than on income	361.7	48.3	96.4	96.4	120.6
Leases Agreements (2)	2,017.1	116.7	208.7	205.8	1,485.9
Operating leases (3)	1,580.1	235.1	417.1	275.5	652.4
Other	25.0	-	25.0	-	-

Total contractual obligations	6,202.5	932.8	2,161.2	849.6	2,258.9

(1) Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts. Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate at December 31, 2005. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.

(2) Lease agreements include capital lease obligations which are not distinguished in the Brazilian GAAP.

(3) Operating leases include minimum rental obligations which are not distinguished in the Brazilian GAAP.

     In addition, we have made provisions for contingencies of R$1,076.9 million at December 31, 2005.

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

Board of Directors

     According to our by-laws, our board of directors consists of at least 3 (three) and up to 18 (eighteen) members. In addition, our founding shareholder is entitled to be a member of our board as Honorable Chairman. The directors meet ordinarily, at least once a month, and extraordinarily whenever required. The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three-year terms and are required to be our shareholders. The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Currently our board of directors consists of one honorary member and fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, four external directors and five representatives of the Casino group, whose term of office expires in 2008. Our board of directors is currently composed of the following members:

Name	Position	Since

Valentim dos Santos Diniz (1)	Honorable Chairman	2003
Abilio dos Santos Diniz (2)	Chairman	2003
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003
João Paulo Falleiros dos Santos Diniz	Director	1999
Pedro Paulo Falleiros dos Santos Diniz	Director	2003
Geyze Marchesi Diniz	Director	2005
Maria Silvia Bastos Marques	Director	2003
Gerald Dinu Reiss	Director	1995
Candido Botelho Bracher	Director	2005
Jean-Charles Henri Naouri	Director	2005
Jacques Patrice Marie Joseph Tierny	Director	2005
Hakim Laurent Aouani	Director	2005
Francis André Mauger	Director	2005
Joël Luc Albert Mornet	Director	2005
Henri Philippe Reichstul	Director	2005

____________
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

     Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. Currently, the term of all executive officers expires in 2008. At our board of directors’ meetings held on June 22, 2005, January 9, 2006 (with respect to Mr. Cássio Casseb) and May 30, 2006 (with respect to Mrs. Daniela Sabbag), our executive officers were appointed and their attributions and titles were established as follows:

Name	Position

Cássio Casseb Lima	Chief Executive Officer
Jean Henri Albert Armand Duboc	Extra Hypermarket Officer
José Roberto Coimbra Tambasco	Pão de Açúcar Supermarket Officer
Hugo Antonio Jordão Bethlem	CompreBem/Sendas Supermarket Officer
César Suaki dos Santos	Commercial Officer
Enéas César Pestana Neto	Administrative Financial Officer
Caio Racy Mattar	Investment and Construction Officer
Maria Aparecida Fonseca	Human Resources Officer
Daniela Sabbag	Investor Relations Officer

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

     Audit Committee

     The audit committee holds meetings quarterly and has the following assignments: (i) to review the appointment by our board of directors of the independent public accountants who will audit our financial statements; (ii) to review the financial statements and the annual and quarterly financial statements together with the accompanying reports, through discussions with our Chief Executive Officer, Chief Financial Officer and/or with the Administrative Financial Officer; (iii) to review the internal control systems, and in a more generic way to examine our audit, accounting and management procedures, through discussions with our Chief Executive Officer and the Administrative Financial Officer; and (iv) to review and discuss any fact or event likely to have a material impact on our financial situation and/or any of our controlled companies in relation to the obligations and/or risks, compliance with laws and regulations and any material pending litigation, and more particularly those matters concerning risk management and identification and prevention of management errors.

     The responsibilities of the audit committee are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. Our audit committee is composed of Gerald Dinu Reiss, as President, Maria Silvia Bastos Marques and Henri Philippe Reichstul.

     Human Resources and Compensation Committee

     The human resources and compensation committee holds meetings at least once every two months and will have the following assignments: (i) to provide guidelines to the profile of the officer that will become our Chief Executive Officer; (ii) to examine candidates for election to our board of directors, in light of their commercial experience, expertise and economic, social and cultural activity; (iii) to examine candidates for appointment to our executive officers committee; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using similar Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using similar Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our company and our controlled companies who could be our future leaders and follow up the development of their career. Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D’Avila, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Francis André Mauger and Henri Philippe Reichstul.

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

     Institutional Marketing and Social Responsibility Committee

     The institutional marketing and social responsibility committee will hold meetings at least twice a year and will have the following functions: (i) to analyze our marketing policy and communication strategy for each of our store formats; (ii) to create, prepare and implement our marketing plans; (iii) to create and propose new targets to our executive officers committee related to its institutional marketing; and (iv) to review and recommend actions regarding the development of social responsibility projects involving our company. Our institutional marketing and social responsibility committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Francis André Mauger, Joël Luc Albert Mornet and Gerald Dinu Reiss.

     Advisory Board

     In addition to the committees described above, our by-laws provide for an ad hoc advisory board of up to 13 (thirteen) members, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors. Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the president of our board of directors. The current term of all members of our advisory board is 3 (three) years, reelection being permitted, and such members may receive a compensation set forth by our general shareholders’ meeting. Our advisory board was elected by our shareholders in the shareholders’ meeting held on June 22, 2005 and is comprised of the following members: Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales, Arthur Antonio Sendas and Marcelo Pereira Lopes de Medeiros.

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

     Mr. Candido Botelho Bracher is a member of our board of directors. Mr. Bracher was a director of Banco Itamarati S.A. and Vice President of BADESP – Banco de Desenvolvimento do Estado de São Paulo S.A. Mr. Bracher is President of Banco Itaú BBA. Mr. Bracher has a degree in Business Administration from Fundação Getúlio Vargas.

     Mr. Jean-Charles Henri Naouri is a member of our board of directors. Mr. Naouri is Chairman and Chief Executive Officer of Casino Groupe.

     Mr. Jacques Patrice Marie Joseph Tierny is a member of our board of directors. Mr. Tierny is Executive Deputy Managing Director and responsible for administration and finances of Casino Groupe.

     Mr. Hakim Laurent Aouani is a member of our board of directors. Mr. Aouani is Director of Corporate Finance at Casino Groupe. Mr. Aouani received a degree from SUPELEC Engineering School with a major in telecommunication and also holds a degree in business administration from HEC Business School.

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

     Mr. Henri Philippe Reichstul is a member of our board of directors. Mr. Reichstul is the Chairman of - G & R – Gestão Empresarial (Own Consulting Company), since 2003. He was the CEO of Globopar, Petrobras and Vice-President and Partner of Banco Inter American Express S.A. He was also Vice-Minister of Planning Ministry of Brazil. He has a degree in Economics, from University of São Paulo and has Post-Graduate studies in Economics at Hertford College, University of Oxford.

     Mr. Cássio Casseb is our Chief Executive Officer. Mr. Casseb graduated in engineering from Escola Politécnica da Universidade de São Paulo. Mr. Casseb started his career at Banco de Boston where he worked for three years. In 1979, he moved to Banco Francês & Brasileiro (Credit Lyonnais), where he worked for several areas during nine years. Mr. Casseb left Credit Lyonnais to work in Banco Mantrust SRL (Manufacturers Hannover and local professionals joint venture), where he stayed for four years, initially serving as Financial Vice President and then, as Executive Vice President. In 1997, Mr. Casseb started working for Credicard S.A. as CEO, where he accumulated sound experience in the retail industry. In May 1999, he started working for the holding company of Vicunha Group, where together with our shareholders, helped redefine our industrial strategy and focus. From January 2003 to November 2004, Mr. Casseb served as CEO of Banco do Brasil. Before entering CBD, Mr. Casseb had been serving as CEO of Coinbra, a commodities trading company under the French Group Louis Dreyfus. Mr. Casseb is a member of the Superior Council of The Federation of Industries of the State of São Paulo (Fiesp).

     Mr. Jean Henri A. Duboc is our Extra Hypermarket Officer. He was a former executive officer of TAM and chairman of Carrefour Brazil.

     Mr. José Roberto Coimbra Tambasco is our Pão de Açúcar Supermarket Officer. Mr. Tambasco, who has worked for us since 1979, has a degree in Business Administration from Fundação Getúlio Vargas.

     Mr. Hugo A. Jordão Bethlem is our CompreBem and Sendas Supermarket Officer. Mr. Bethlem was the Commercial Officer of DiCicco, Jerônimo Martins, Parque Temático Play Center and Carrefour. Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas – FMU and has a post-graduate degree in Administration from Cornell University.

     Mr. César Suaki dos Santos is our Commercial Officer. Mr. dos Santos previously served as the person-in-charge of one of the business units of Grupo Ultra and was responsible for the acquisition and logistical division of

Grupo Martins. Mr. dos Santos has a degree in Engineering from Universidade de São Paulo – USP where he earned a master's degree.

     Mr. Enéas César Pestana Neto is our Administrative Financial Officer. He was the Vice-President of Laboratorio Delboni Auriemo and has worked at GP Investimentos and Carrefour. Mr. Pestana holds a degree in Accounting from Pontificia Católica de São Paulo – PUC.

     Mr. Caio Racy Mattar is our Investment and Construction Officer. He previously served as a member of the executive office of Reúne Engenharia e Construções Ltda. He is also a member of the board of directors of Paramount Lansul S.A., Sendas Distribuidora S.A. and Gafisa S.A. Mr. Mattar has an Engineering degree from Instituto de Engenharia Paulista and has attended the London Business School.

     Mrs. Maria Aparecida Fonseca is our Human Resources Officer. Mrs. Fonseca has a degree in Mathematics and a post-graduate degree in Finance from Universidade São Judas Tadeu. She also has a postgraduate degree in Human Resources from Universidade Federal de Pernambuco.

     Mrs. Daniela Sabbag is our Investor Relations Officer. Mrs. Sabbag has worked in our Investor Relations area since 2000, and in recent years was the Investor Relations Manager. Mrs. Sabbag has a degree in business administration and holds an MBA from Fundação Getúlio Vargas, with supplementary courses and post-graduate studies in business administration from Fipecafi at the University of São Paulo. Previously, Mrs. Sabbag worked as an investment analyst (equity research) at Deutsche Bank, and with Sé supermarkets in Jerônimo Martins.

     For the year ended December 31, 2005, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$19 million. Other non-cash benefits in 2005 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

     6D. Employees

     Our workforce at December 31, 2005 consisted of 62,803 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our hourly employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

     The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2005:

	At December 31(1)

	2005	2004	2003	2002	2001

Operational	53,187	53,177	46,094	47,623	42,599
Administrative	9,616	10,307	9,463	10,275	9,461

Total	62,803	63,484	55,557	57,898	52,060

_____________________
(1)	Based on the full-time equivalent number of employees calculated by dividing total number of hours worked by all employees in the final month of each period presented by 220 hours.

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

	Share options (thousands)

	2005	2004

Options outstanding at beginning of year	1,706,870	1,439,340
Options granted
Series 8 (granted April 30, 2004, exercise price R$52.00 per 1,000 shares)	-	431,110
Series 9 (granted on April 15, 2005, exercise price R$52.00 per 1,000 shares)	494,545	-
Options exercised
Series 3 – March 26, 2004 – capital increase of R$1,797	-	(80,000)
Series 7 – December 13, 2005 – capital increase of R$6,445	(145,677)	-
Options forfeited	(197,430)	(83,580)
Options expired	(237,075)	-

Outstanding options granted at end of year	1,621,233	1,706,870

Share options available at end of year for future grants	1,928,429	1,988,469

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     7A. Major Shareholders

The following table sets forth information as of May 31, 2006 with respect to holdings of our capital stock:

	Common Shares		Preferred Shares (1)		Total Shares

Shareholder	Number	Percentage	Number	Percentage	Number	Percentage

Vieri Participações S/A	32,700,000,000	65.61%	-	-	32,700,000,000	28.74%
Peninsula Participações
Ltda. (2)	1,392,087,129	2.79%	1,298,759,628	2.03%	2,690,846,757	2.37%

Casino Group	14,309,589,419	28.71%	2,067,946,860	3.23%	16,377,536,279	14.40%
Abilio dos Santos Diniz	15	-	-	-	15	-
João Paulo F. dos
Santos Diniz	10	-	8,900,000	0.01%	8,900,010	0.01%
Ana Maria F. dos
Santos Diniz D’Ávila	10	-	40,500,000	0.06%	40,500,010	0.03%
Pedro Paulo F. dos
Santos Diniz	-	-	360,850	-	360,850	-
Rio Soe
Empreendimentos e
Participações Ltda.	1,407,912,871	2.82%	-	-	1,407,912,871	1.24%
Apart New
Participações Ltda.	-	-	5,474,058	0.01%	5,474,058	-
Capitólio Participações
Ltda.	-	-	160,314,807	0.25%	160,314,807	0.14%
Onyx 2006
Participações	-	-	6,253,190,000	9.78%	6,253,190,000	5.49%
Rio Plate
Empreendimentos e
Participações Ltda.	-	-	4,263,896,304	6.67%	4,263,896,304	3.75%
Splendour
Empreendimentos e
Participações Ltda.	-	-	4,000,000,000	6.26%	4,000,000,000	3.52%
Directors and officers	95	-	60,370,010	0.09%	60,370,105	0.05%
Others (3)	30,336,139	0.07%	45,769,677,228	71.61%	45,800,013,367	40.26%
TOTAL	49,839,925,688	100.00%	63,929,389,745	100.00%	113,769,315,433	100.00%
_____________________
(1)
In August 1999 and September 2000, we issued the equivalent of R$303 million and R$100 million, respectively, of principal amount of debentures, which are convertible into preferred shares. Some of these debentures have already been converted into preferred shares. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and note 13 to the financial statements included in this annual report. The authorized share capital (the number of shares up to which the board of directors can issue shares without the approval of a shareholders’ meeting at December 31, 2003 is 150 billion shares. The balance of unissued shares in relation to the authorized share capital relates to unissued common and preferred shares.

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

(3)
Comprises the shares held by the members of our board of directors, except for shares held by Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, Mr. João Paulo Falleiros dos Santos Diniz and Mr.Pedro Paulo Falleiros dos Santos Diniz.

At May 31, 2006, there were 20,891,852,228 preferred shares held by holders of record in Brazil, representing 32.7% of the total of preferred shares outstanding, and 30,336,139 common shares held by holders of record in Brazil, representing 0.1% of the total of common shares outstanding.

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

     The Holding Company Shareholders’ Agreement has a term of forty years and terminates automatically (except with respect to the 3-year non-compete provision and in certain circumstances the Diniz Group Rights described above) when either of the Casino group or the Diniz group ceases to hold 10% of the Holding Company’s shares or convertible securities.

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

Leases

     We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which belongs to the Diniz group. These properties include one store from Mr. Valentim dos Santos Diniz, six stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz and eight stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, all children of Mr. Valentim dos Santos Diniz, 57 stores from the Sendas family and 60 stores from the Fundo de Investimento Imobiliário Península. Aggregate payments in 2005 under those leases equaled approximately R$14.7 million to the Diniz family, R$34.7 million to the Sendas family and R$29.0 million to the Fundo de Investimento Imobiliário Península in fourth quarter 2005. See “Item 4 - Information on the Company - History and Development of the Company – Co-Control by the Diniz Family and Casino – Associated real estate transactions.” We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis.

Related Party Financing

     In November 2000, the Casino Group subscribed 41,962 convertible debentures from our fourth issue out of a total of 100,000 convertible debentures. These debentures were repaid at maturity in August 2005. Interest expense related to the debentures was 1.6 million in 2005. See note 8 to the financial statements.

The Technical Assistance Agreement

     In July 2005, we entered into a Technical Assistance Service Agreement with our shareholder Casino, in the total annual amount in Brazilian reais corresponding to US$ 3 million, of which the subject matter is the rendering of services by Casino to CBD, involving technical assistance in the areas of human resources, trade marks, marketing and communication, global campaigns and administrative assistance, among others. This agreement is effective for 7 years, after which term it will be automatically renewed for an undetermined period. This agreement was approved by a board of directors’ meeting and an Extraordinary General Meeting held on August 16, 2005. In 2005 we paid R$ 2.0 million related to this technical assistance.

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

     The following probable losses from existing tax obligations under dispute have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

	2005	2004

	(millions of reais )
Taxes:
COFINS and PIS	921,963	805,733
Income tax	-	10,658
Labor claims	44,567	29,065
Civil and other	110,381	76,868

Total accrued liabilities for legal proceedings	1,076,911	922,324

    Taxes on Revenues

     We are questioning the constitutionality of the increase of the tax rate of the PIS and the COFINS taxes, which accrue on revenues, as well as the expansion of their tax basis as of February 1, 1999 because we believe these changes could only be introduced by a law complementary to the Federal Constitution. On September 1999, the lower court issued a ruling in our favor. The federal government appealed the decision and is awaiting a final judgment. At December 31, 2005, we had a provision of R$922.0 million that we believe corresponds to the amount of PIS and COFINS we did not collect, based on the lower court decision, and this provision is monetarily updated. Since these contributions are not being collected, the federal government has issued tax assessment notices to charge the values not collected in the amount of R$ 841.2 million.

     In March 2004, we filed an injunction seeking a judicial authorization so as to ensure the right to enlist the credit resulting from the COFINS levied on the inventory at the rate of 7.6% in a single installment. The preliminary order was granted. According to this decision, we did not collect the amount of R$ 32.9 million. The chances of success for this lawsuit are deemed possible.

    Social Security Contributions

     We are challenging the constitutionality of some social security contributions, such as the contributions for education allowance (salário educação) and for worker’s compensation insurance (SAT), as well as our right to offset the amount we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not been collecting some of these contributions and/or we have been offsetting overpaid contributions with other social security contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed these decisions and, with regard to worker’s compensation insurance (SAT) the court ruled against us, prompting us to join the Special Installments Program (Parcelamento Especial - PAES) pursuant to Law 10,684/2003 and pay the amount of R$256.6 million of social security contributions in installments. As of December 31, 2005, the amount of R$252.0 million was recorded in our current liabilities and long-term liabilities as Taxes payable in installments.

     Furthermore, the Social Security Institute – INSS filed several assessment tax notices, to charge the social security contribution levied on payments that we do not believe should be included in the calculation of this contribution, since they do not reflect a consideration for the work accomplished and are not paid habitually, in the approximate amount of R$ 121.6 million. We presented administrative defenses, and are awaiting a decision. We believe our chances of success are possible, and there is no provision accrued for this contingency.

    Income Tax

     In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 6.3% for February 1989. The federal government also appealed the decision and is awaiting a final judgment. The federal government is charging the values not collected since there is a lawsuit in the amount of R$ 54.1 million. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2004, we had a provision of R$10.6 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 6.3% inflationary index for February 1989 and the 70.3% rate, which was fully settled in June 2005.

     The federal government is charging the values resulting from additional amounts that have not been included in the calculation of the Corporate Income Tax in the amount of R$ 37.0 million; we believe our chances of success in this suit as possible.

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

     We were assessed by the State of São Paulo to charge the ICMS (State Value-Added Tax on Sales and Services) levied on the financial fees, included on sales, excluded of the calculation basis, in the amount of approximately R$ 70.4 million. The administrative authority ruled against us and we filed an administrative appeal. As of the date of this annual report, a final administrative decision was pending. According to our legal advisers, our chances of success in these administrative defenses are probable.

    Labor Claims

     We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2005, we had a provision of R$ 44.6 million for labor related loss contingencies, since it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

    Other

     The Company is defendant, at several judicial levels, in lawsuits of tax and civil natures. The Company sets up provisions for losses in amounts considered to be sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

     Subsequent changes in the expectation of risk of the referred to suits may require that additional provisions for contingencies be allocated.

Dividend Policy and Dividends

    General

    Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each year at which an annual dividend may be declared. Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such bylaws, an amount equal to that established 50% of the net profits adjusted pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the net profits adjusted according to Brazilian corporate law. Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds. See item “10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”

    Dividend Policy and History of Dividend Payments

    The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2001:

Period	Description	First payment date	R$ per 1,000 preferred shares	R$ per 1,000 common shares	Total amount in dividends and interest on shareholders’ equity (in R$ millions)

2001	Dividends	June 2002	0.5375	0.5375	60.8
2002	Dividends	June 2003	0.5252	0.5252	59.4
2003	Dividends	June 2004	0.5089	0.4626	54.8
2004	Dividends	June 2005	0.8265	0.7514	89.1
2005	Dividends	June 2006 (1)	0.5686	0.5169	62.0
_____________________
(1)	The proposed dividend accrued in December 31, 2005 was approved at the annual shareholders’ meeting on April 27, 2006 and was paid on June 23, 2006. According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

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

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the São Paulo Stock Exchange, in reais and U.S. dollars:

	High	Low	High	Low

	R$ per 1,000 Preferred Shares		U.S.$ per 1,000 Preferred Shares (1)		R$ Average Daily Trading Volume
Calendar Period

2001	75.43	33.25	32.51	14.33	2,362,045
2002	60.00	40.00	16.98	11.32	1,788,932
2003	71.00	40.00	24.57	11.93	2,562,900
2004:
1st quarter	77.47	56.60	26.63	19.46	2,572,387
2nd quarter	63.20	42.94	20.34	13.82	2,575,033
3rd quarter	62.90	53.49	22.00	18.71	4,619,435
4th quarter	69.00	57.59	25.99	21.70	3,593,056
2005:
1st quarter	67.90	55.00	25.47	20.63	5,746,677
2nd quarter	57.00	46.85	24.25	19.93	3,745,354
3rd quarter	64.00	43.90	28.80	19.76	5,943,516
4th quarter	77.00	56.80	32.90	24.27	7,990,502

Share prices for the most recent six months are as follows:

December 2005	77.00	71.24	32.90	30.44	9,557,616
January 2006	84.51	79.30	38.14	35.79	11,710,710
February 2006	90.00	77.05	42.14	36.08	8,837,820
March 2006	98.85	88.95	45.50	40.95	9,363,801
April 2006	89.70	80.70	42.94	38.63	10,483,541
May 2006	86.99	75.50	37.81	32.82	13,400,179
_____________________
(1)
Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. There was a significant devaluation of the Brazilian real in early 2001 and 2002. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.”

     On May 31, 2006, the closing sale price for the preferred shares on the São Paulo Stock Exchange was R$75.50 per 1,000 preferred shares, equivalent to U.S.$ 32.82 per ADS translated at the exchange rate of R$ 2.3005 per U.S.$1.00, the commercial market rate on such date.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais:

	High	Low	High	Low	U.S.$ Average Daily

Calendar Period	U.S.$ ADSs		R$ ADSs		Trading Volume

2001	38.88	12.50	90.22	29.01	3,601,605
2002	25.05	11.48	88.51	40.56	1,832,312
2003	25.15	11.44	72.66	33.05	2,374,799
2004:
1st quarter	27.74	19.30	80.68	56.14	3,527,041
2nd quarter	22.00	13.37	68.37	41.55	3,174,933
3rd quarter	21.38	17.41	61.12	49.77	3,029,943
4th quarter	25.60	20.65	67.95	54.81	3,421,341
2005:
1st quarter	26.02	20.85	69.37	55.59	4,356,430
2nd quarter	22.96	19.89	53.97	46.75	4,103,298
3rd quarter	28.87	18.56	64.15	41.24	6,818,936
4th quarter	34.61	25.53	81.01	59.76	6,392,071

Share prices for the most recent six months are as follows:

December 2005	34.61	31.07	81.01	72.73	6,263,626
January 2006	38.32	34.37	84.92	76.16	10,258,682
February 2006	42.86	34.85	91.53	74.42	9,001,114
March 2006	46.13	41.00	100.21	89.07	10,633,087
April 2006	41.91	38.48	87.56	80.39	9,994,939
May 2006	42.15	31.60	96.97	72.20	10,572,919

     9B. Plan of Distribution

     Not applicable.

     9C. Markets

Trading on the Brazilian Stock Exchanges

     The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange.

Settlement of transactions on BOVESPA occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia, or CBLC. The CBLC is the central counterparty for transactions effected on BOVESPA, carrying out multi-party settlement for financial obligations and transfers of securities. Under the regulations of the CBLC, financial settlement is carried out through the Sistema de Transferência de Reservas (Reserve Transfer System) of the Central Bank. The settlement of trades of shares is carried out in the custodial system of CBLC. All deliveries against final payment are irrevocable.

     At May 31, 2006, there were 384 companies listed on the São Paulo Stock Exchange.

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

    On November 4, 2003, the SEC approved the new corporate governance rules established by the NYSE. Pursuant to these rules, foreign private issuers that are listed on the NYSE, such as, we must disclose any significant differences in corporate governance practices compared to U.S. domestic companies under the listing rules of the NYSE.

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Currently our board of directors consists of one honorable member and fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, five representatives of the Casino group, and four external directors.

     Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Because we believe these rules provide adequate assurances that our directors are independent, we have not otherwise attempted to impose the independence tests established by the NYSE.

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

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee and a Corporate Governance Committee. Although we are not required to have a Compensation Committee, we currently have a Human Resources and Compensation Committee, which, among other assignments, will review and discuss management compensation. See “Item 6 – Directors, Senior Management and Employees – Committees.” Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

     Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council (conselho fiscal). The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We do not maintain a permanent fiscal council, however if necessary we should install one upon the vote of 2% of our common shares shareholders or 1% of the holders of our preferred shares, pursuant to CVM Instruction 324, dated as of January 14, 2000. In order to comply with the requirements of the Sarbanes-Oxley Act and the rules and regulations of the NYSE, we finished the implementation of an independent audit committee composed of three independent members, which are members of our board.

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

     In addition to complying with the rules of corporate governance applicable to us under Brazilian law, we intend to gradually comply with substantially all of the new rules established by the NYSE and the SEC applicable to domestic U.S. companies.

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

     In this sense, our by-laws sets forth that the preferred shares are entitled to the following advantages and preferences:

     (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.15 per batch of 1,000 preferred shares that is accounted for as a portion of the mandatory dividends (as mentioned below);

     (ii) priority in the reimbursement of capital, which value will be calculated by the division of the corporate capital for the number of trading shares, without premium, in the event of our liquidation;

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

     In addition, pursuant to the Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend is not paid for a period of three consecutive years and such voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend.

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

     Expansion Reserve: Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remainder net profits adjusted after the establishment of the legal, contingency and unrealized income reserves. The total amount of this reserve may not exceed the amount corresponding to our share capital. Our shareholders may amend our by-laws in order to establish one or more other discretionary reserves. The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

     Contingency reserve account. A portion of our net profits may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

     Retention of our net profits. According to the Brazilian corporate law, the shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

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

     Consequently, under our by-laws, to the extent funds are available, dividends and/or interest on shareholders’ equity are paid in the following order: (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.15 per 1,000 preferred shares; and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 shares, each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.15 per 1,000 preferred shares, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition. We are authorized, but not required, to distribute a greater amount of dividends.

     Dividends are generally to be declared at general shareholders’ meetings in accordance with the recommendation of the board of directors. Our board of directors may declare interim dividends to be deducted from the accrued profits recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net income based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year the interim dividends were paid.

     Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “Item 10E – Taxation –Brazilian Tax Considerations.”

     Dividends are generally available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date. The amount is subject to monetary restatement, in accordance with recommendation of our board of directors and the current corporate law.

     A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares, after which we have no liability for such payment.

   Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the financial information in U.S. GAAP.

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

Interest on Shareholders’ Equity

     We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders, which payment may be treated as a deductible expense for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in the shareholders’ meeting. Payments of interest on shareholders’ equity, net of withholding tax, may be used to satisfy a company’s mandatory distribution obligation. This interest is limited to the daily pro rata variation of the TJLP, the Brazilian government’s long-term interest rate, as determined by the Brazilian Central Bank from time to time, and cannot exceed, for tax purposes, the greater of (i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

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

     The Brazilian corporate law provides that non-voting or restricted voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights if the company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s by-laws) to pay any fixed or minimum dividend to which such shares are entitled, and such voting rights exist until the payment thereof is made. Our bylaws do not set forth any shorter period.

     In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

     Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding at least one-half of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares.

     This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, our principal place of business, at least 15 days prior to the meeting, but would not generally require any other form of notice. We have designated Folha de São Paulo, Gazeta Mercantil, Valor Econômico or Estado de S. Paulo for this purpose.

     According to the Brazilian corporate law, (i) shareholders that jointly hold preferred shares that represent, at least, 10% of the total capital stock, and (ii) holders of common shares that are not controlling shareholders and represent, at least, 15% of the total voting stock, will have the right to elect one member of the board of directors and an alternate. In case non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they jointly hold at least 10% of the total capital, they may elect a member of the board of directors and an alternate director. Only shareholders that prove they have been holding the shares for at least 3 continuous months may exercise such rights.

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

  amend our by-laws;

  delisting of the company from CVM (to become a privately held company);

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

  approval of or amendment to our annual investment program;

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

  approval of any joint venture between us and third parties involving an individual investment or investments aggregated over a fiscal year in excess of the amount equivalent in reais to U.S.$ 100,000,000 or in excess of an amount equal to 6% of our shareholders equity (“patrimônio líquido”) as determined in its latest annual balance sheet, whichever is the higher, provided that the Joint Venture was previously approved by our board of directors;

  approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us (“Investment”) in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais equivalent to U.S.$ 100,000,000 , or in excess of an amount equal to 6% of our shareholders equity (“patrimônio líquido”) as determined in our latest annual balance sheet, whichever is higher; and

  approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to 2 times EBITDA of the preceding 12 months.

     In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors will have the following duties:

  approval of any Investment in an individual amount or cumulated over a fiscal year in excess of the amount in reais equivalent to U.S.$ 20,000,000 or in excess of an amount equal to 1% and up to 6% of our shareholders equity (“patrimônio líquido”) as determined in its latest annual balance sheet, whichever is the higher; and

  approval of any Financial Arrangement in excess of an individual amount equivalent to one half and up to 2 times EBITDA of the preceding 12 months.

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

     Notice of our shareholders’ meetings. Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located and another newspaper widely published, currently Folha de São Paulo, Gazeta Mercantil, Valor Econômico or Estado de S. Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

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

     However, our board of directors is authorized to eliminate preemptive rights with respect to the issuance of shares, debentures convertible into shares and subscription warrants, provided that the distribution of such shares is effected (i) through a stock exchange or in a public offering or (ii) through an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

     According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares each of them already holds. Notwithstanding that, if the company issues shares that cause changes to the existing proportion of classes and types of shares, then the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and, only if necessary to maintain its participation in the total capital stock, may subscribe for other classes or types of shares.

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

Withdrawal Rights

     Neither the common shares nor the preferred shares are redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares. According to the Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that our shareholders representing at least one-half of our issued and outstanding voting capital authorizes:

     (i) the creation of preferred shares or the disproportional increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws;

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

     (vi) our merger into or with another company (incorporação or fusão), including if we are merged into one of our controlling companies, or are consolidated with another company;

     (vii) our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;

     (viii) a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies; or

     (ix) the transformation of our company into another type of company.

     Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) an “incorporação de ações” as described above, (b) a spin-off, (c) a merger or a consolidation of a Brazilian publicly listed company fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

     In addition, the rights of withdrawal in items (iv), (v), (vii) and (viii) above may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are part of the Bovespa Index, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

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

Form and Transfer of Shares

     Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book-entry form services with Banco Itaú S.A., or the registrar, which performs all the services of safekeeping and transfer of our shares and related services.

     Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to Resolution 2,689, of CMN (National Monetary Council) the foreign investor should also seek the amendment of this Resolution.

     CBLC (Câmara Brasileira de Liquidação e Custódia) is the exclusive clearing house that operates in São Paulo Stock Exchange. CBLC is also responsible for settlement and custody of the shares.

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

      10C. Material Contracts

     The Sendas Association

     We and Mr. Abilio dos Santos Diniz, Península and Pão de Açúcar S.A. Indústria e Comércio, or PAIC, are parties to a shareholders’ agreement dated September 16, 2005 with Sendas S.A., or Sendas, and its direct and indirect controlling shareholders Sendas Empreendimentos e Participações Ltda. and Mr. Arthur Antonio Sendas. The main purpose of the Sendas shareholders’ agreement is to regulate our relationship with Sendas as shareholders of Sendas Distribuidora, a joint participation on a shared basis and in a 50% proportion of the voting stock.

     On November 30, 2004, we and Sendas entered into a shareholders agreement with investment funds of AIG Group, pursuant to which they agreed to extend certain rights to AIG Group. See “Item 4.A. Information on the Company- History and Development of the Company -The AIG Group Association.”

     Pursuant to the Sendas and the AIG Group shareholders agreement:

  Sendas is entitled to appoint five members and two alternates of the board of directors of Sendas Distribuidora, while we are entitled to appoint the remaining seven members and two alternates, as long as we and Sendas continue to own shares representing 50% of the joint participation (defined under the shareholders’ agreement as the sum of our and Sendas’ equity interests in the voting capital of Sendas Distribuidora);

  the investor is entitled to appoint one member and the respective alternate;

  any two directors appointed by Sendas can veto specific business decisions outside the business purpose of Sendas Distribuidora;

  we have the right to appoint all executive officers of Sendas Distribuidora, who must be professionals with flawless reputations and renowned competence, which enables us to be fully responsible for the operating and administrative management of Sendas Distribuidora and to have complete freedom in connection with the day-to-day operational decisions;

  as long as we and Sendas continue to own fifty percent of the joint participation, the shareholders resolutions of Sendas Distribuidora must be taken by consensus between us and Sendas. However, if the equity participation of any of we or Sendas falls below fifty percent of the joint participation, the shareholders’ resolutions will have to be decided by a simple majority vote, giving the minority shareholder in this case the right to veto certain major corporate decisions, such as changes to provisions in the by-laws of Sendas Distribuidora regarding its capital stock, issuance of securities and dividends policies, as well as the mergers, spin-offs and other corporate reorganizations, among others. This veto right will be valid provided that the minority shareholder continues to own more than twenty-five percent of the joint participation; and

  as long as AIG Group is a shareholder of Sendas Distribuidora it will have the right to veto certain major corporate decisions, such as issuance of new class B preferred shares, changes to provisions in the by-laws regarding the rights granted to the holders of the class B preferred shares, redemption of shares, merger, spin-off and other corporate reorganizations.

  The shareholders’ agreement also establishes certain rights as described below:

  in the event PAIC, Península and Mr. Abilio Diniz decide to transfer, either direct or indirectly, our own equity control, Sendas will be entitled, pursuant to the Sendas shareholders’ agreement, to exercise a put option right against us and therefore to sell the totality of its Sendas Distribuidoras’ shares at the price fixed by the shareholders’ agreement. On the other hand, if Sendas’ controlling shareholder receives from a third party an offer for Sendas’ control, we are entitled to either exercise a right of first refusal and acquire the shares at the terms and conditions offered by such third party or to acquire, at the price fixed under the shareholders’ agreement, the totality of shares in the capital stock of Sendas Distribuidora owned by Sendas. Despite the CVM’s Committee decision, we have reiterated our understanding that the transaction between Diniz group and Casino group did not constitute a transfer of our control and that such decision shall not constitute a trigger to the put option right. See “Co-Control by the Diniz Family and Casino.”

  the shareholders’ agreement also provides that Sendas may at any time as of February 1, 2007 exercise the right to exchange the totality or a portion of its paid-in shares in Sendas Distribuidora for preferred shares representing our capital stock. In such case, we can alternatively (i) carry out the share exchange; or (ii) purchase in cash, at a certain transfer price determined by the Sendas shareholders’ agreement, the shares upon which the right of share exchange has been exercised; or (iii) accomplish the exchange transaction through several corporate procedures such as capital increases, mergers of shares and others. In addition to the cash or shares received, as the case may be, Sendas would also have the right, in case all its shares in Sendas Distribuidora were exchanged for our preferred shares, to subscribe one class A common share that would be issued by Sendas Distribuidora. This special share would allow it to appoint, in a separate voting procedure, one member of the Sendas Distribuidora’s board of directors.

  However, if Sendas transferred more than 75% of our preferred shares following the exchange, it would be required to sell back such class A common shares to us at a fixed price of R$ 1.00 and therefore it would cease to have the special rights provided therein. In addition, Sendas would also be subject to limitations in the amount of our preferred shares, which it could sell in the open market.

     We and Sendas have also agreed pursuant to the Sendas shareholders’ agreement not to compete, either independently or jointly with third parties, with Sendas Distribuidora in the food retailing business in the state of Rio de Janeiro and, in the future, in the state of Espírito Santo, for so long as the shareholders’ agreement is in effect.

     Other than the Sendas association and the Joint Venture Agreement and related agreements between the Diniz group and the Casino Group, described under “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders’ Transactions,” we have not entered into any material contracts outside the normal course of our business.

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

     Taxation of Gains

     According to Law No. 10,833 of December 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. In this sense, on the disposition of the preferred shares, as an asset located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, no matter if the transactions is conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil and, thus, if the income tax would be applicable on the gains assessed on the disposition of ADSs by the non-Brazilian holder to another non-Brazilian holder.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below), if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain.

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

     Additionally, the transactions with the preferred shares conducted on the Brazilian stock, future or commodities exchange, on the organized over-the-counter market or on the non-organized over-the-counter market with intermediation are subject to withholding income tax of 0.005% on the value of the sale or disposition (to be offset against tax due on eventual capital gains), except in case of non-Brazilian holder who is not resident in a “tax haven” (defined below) and is registered under Resolution 2,689.

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

     Interest on Shareholders’ Equity

     Distribution of an interest on shareholders’ equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below). Such payments, subject to certain limitations, are deductible for Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder’s account and approved at our general meeting of shareholders. To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on shareholders’ equity, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

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

     In addition, according to Article 4 of Provisory Measure No. 281, dated as of February 15, 2006, which is currently in effect, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on the Brazilian stock exchange. In order for the effects of this Provisory Measure to be permanent it must be converted into law with observance to the legal procedures for such, which, at this date, to be completed, is only pending of sanction by the President.

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

U.S. Federal Income Tax Considerations

     The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

     This summary does not purport to address all the material federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

     As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

(i)	an individual citizen or resident of the United States;

(ii)	a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state, or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

     Taxation of Distributions

     In general, distributions with respect to the preferred shares or ADSs (which likely would include distributions of interest on shareholders’ equity, as described above under “– Brazilian Tax Considerations – Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

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

     The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

     Taxation of Capital Gains

     Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

     Passive Foreign Investment Company Rules

     Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

     U.S. Backup Withholding and Information Reporting

     A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

     We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See notes 19 and 22(j) to our financial statements for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk management.

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

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2005. See notes 12 and 13 to our financial statements.

	As of December 31, 2005

	Expected Maturity Date

						There-		Fair	Annual Average
	2006	2007	2008	2009	2010	after	Total	Value	Interest Rate

	(millions of Reais)
Assets:
Cash and banks in reais	168.6	-	-	-	-	-	168.6	168.6
Cash equivalents denominated in reais	1,542.2						1,542.2	1,542.2	100.7% of CDI

Total cash and cash equivalents	1,710.8	-	-	-	-	-	1,710.8	1,710.8

Liabilities:
Loans and financing
Floating rate, denominated in US dollars	15.1	-	-	-	-	-	15.1	15.1	Foreign exchange
Floating rate, denominated in US dollars	21.1	16.3	10.3	10.3	0.9	-	58.9	58.8	3.7% over basket of foreign currencies (**)
Floating rate, denominated in US dollars (*)	163.6	155.9	316.7	-	188.8	-	825.0	828.1	103.5% of CDI
Floating rate, denominated in US dollars (*)	32.9	-	-	-	-	-	32.9	31.1	100.0% of CDI
Floating rate, denominated in US dollars (*)	60.7	315.8	-	-	-	-	376.5	388.3	104.5% of CDI
Floating rate, denominated in reais	129.2	87.4	58.2	53.3	-	-	328.1	326.9	3.5% over TJLP

Total loans and financing	422.6	575.4	385.2	63.6	189.7	-	1,636.5	1,648.3

Debentures
Floating rate, denominated in reais	18.0	401.5	-	-	-	-	419.5	407.4	0.95% over CDI

Total Debentures	18.0	401.5	-	-	-	-	419.5	407.4

(*)	We entered into cross-currency interest rate swaps in the same amount to exchange the U.S. dollars exposure for R$ indexed by CDI.
(**)	Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

The annual TJLP, which is modified quarterly, was as follows:

	2005	2004	2003

First quarter	9.75%	10.00%	11.00%
Second quarter	9.75	9.75	12.00
Third quarter	9.75	9.75	12.00
Fourth quarter	9.75	9.75	11.00

The TJLP was 9.75% in the first half of 2005, respectively.

	Annualized Rate

		As of December 31

	Three
	months ended
	March 30, 2006	2005	2004	2003

IGP-M (1)	0.7%	1.2%	12.4%	8.7%
CDI (2)	16.5%	18.0%	16.6%	16.3%
TR	0.5%	2.8%	1.8%	4.6%

(1)	Índice Geral de Preços – Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2)	Certificado de Depósito Interbancário (interbank variable interest rate), annualized rate at the end of each period.

     We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2005, we had no committed line of credit agreements, other than the BNDES contracts. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a discussion of these agreements.

Foreign Exchange Risk

     We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. Primary exposure is to the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Since January 1, 2001 and through December 31, 2005, the U.S. dollar appreciated by 19.7% against the real, and as of December 31, 2005, the commercial market rate for purchasing U.S. dollars was R$2.3407 to U.S.$ 1.00. In the first three months of 2006, the real appreciated by 7.8% against the U.S. dollar, and as of March 31, 2006, the commercial market rate for purchasing U.S. dollars was R$2.1724 to U.S.$ 1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2005 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$15.1 million at December 31, 2005 compared to R$30.3 million at December 31, 2004. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

     The table below provides information on our debt outstanding as of December 31, 2005.

FOREIGN CURRENCY

	As of December 31, 2005

	Expected Maturity Date

						There-		Fair
	2006	2007	2008	2009	2010	after	Total	Value

	(millions of Reais)
Loans and financing
Foreign currencies (**)	21.1	16.3	10.3	10.3	0.9	-	58.9	58.8
US dollars	15.1	-	-	-	-	-	15.1	15.1
US dollars (*)	257.2	471.7	316.7	-	188.8	-	1,234.4	1,247.5
Reais	129.2	87.4	58.2	53.3	-	-	328.1	326.9

Total loans and financing	422.6	575.4	385.2	63.6	189.7	-	1,636.5	1,648.3

Debentures
Reais	18.0	401.5	-	-	-	-	419.5	407.4

Total Debentures	18.0	401.5	-	-	-	-	419.5	407.4

____________________
(1)	Originally U.S. dollar-denominated and swapped to R$ indexed by CDI.
(2)	Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 12 and 13 to the financial statements. As of December 31, 2005, the originally U.S. dollar-denominated debt of R$1,234.4 million (2004 – R$1,639.4 million) which were covered by floating rate swaps in Brazilian reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	As of December 31, 2005

	Expected Maturity Date

	2006	2007	2008	2009	2010	There- after	Total	Fair Value of Assets (Liabilities)	Average Paying Rate in Reais	Average Receiving Rate

	(millions of Reais)
Cross currency and interest rate
swap contracts notional amount

US dollars to reais	131.8	124.1	258.8	10.9	170.9	-	696.5	(174.2)	93.6% of CDI	4.7% over U.S. dollar

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

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures. Management, with the participation of our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-15(e)) as of the end of the period covered by this annual report, has concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

     There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [Reserved]

     16A. Audit Committee Financial Expert

     As disclosed in item 16D below, we concluded the process of implementing a fully independent audit committee as a best corporate governance practice, and currently, our audit committee follows the independence requirements of the SEC and the NYSE. Our board of directors has determined that each member of the new audit committee is an audit committee financial expert.

     16B. Code of Ethics

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.cbd-ri.com.br. Information found at this website is not incorporated by reference into this document.

     16C. Principal Accountant Fees and Services

     Ernst & Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2005 and 2004. The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes for services performed in 2005 and 2004, and breaks down these amounts by category of service:

	2005	2004

	(millions of reais) (1)
Audit Fees	$ 4.8	$1.5
Audit-Related Fees	0.3	-
Tax Fees	-	-
All Other Fees	-	-

Total	$ 5.1	$ 1.5

____________________
(1)	Fees including out-of-pocket expenses.

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

Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young Auditores Independentes. Any services provided by Ernst & Young Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2005, none of the fees paid to Ernst & Young Auditores Independentes were approved pursuant to the de minimis exception.

     16D. Exemptions from the Listing Standards for Audit Committees

     On June 13, 2000, our board of directors approved the creation of an audit committee, whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which members have to be independent from our executive officers committee, from representatives of our controlling shareholders on our board of directors and from our independent auditors, is to review our financial statements and report on them to our shareholders. We finished the implementation of an independent audit committee composed of three independent members and we comply with Exchange Act Rule 10A-3.

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

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended*

2.(a)
Form of Amended Deposit Agreement, among us, The Bank of New York, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(1)

4(b)(1)
Partnership Agreement dated February 5, 2004, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açucar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abílio dos Santos Diniz.(2)

4(b)(2)
2nd Addendum to and Restatement of the Shareholders Agreement of Sendas Distribuidora S.A. dated September 16, 2005, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açucar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abílio dos Santos Diniz.*

4(b)(3)
Joint Venture Agreement dated as of May 3, 2005 among Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., Casino Guichard Perrachon S.A., and Companhia Brasileira de Distribuição.(2)

4(b)(4)
Conditional Put Option Agreement dated as of June 22, 2005 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos ;Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.(2)

4(b)(5)	Family Share Call Option Agreement, dated as of June 22, 2005 by and between Península Participações Ltda., Rio Soe Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. (2)

4(b)(6)
Holding Company (Vieri Participações S.A.) Shareholders’ Agreement dated as of June 22, 2005 among Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(2)

4(b)(7)
CBD Shareholders’ Agreement dated as of June 22, 2005 among Vieri Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(2)

4(b)(8)
Private Instrument of Institution of Usufruct dated as of July 8, 2005 among Vieri Participações S.A., Casino Guichard Perrachon, Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda. and Companhia Brasileira de Distribuição.(2)

4(b)(9)	Technical Assistance Agreement dated as of July 8, 2005 by and between us and Casino Guichard Perrachon.(3)

4(b)(10)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.*

4(b)(11)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.*

6.1	See notes 2(m) and 22(m) to our financial statements for information explaining how earnings per share information was calculated.*

8.1	List of Subsidiaries. See note 2(o) to our financial statements for information regarding our subsidiaries.*

12.1	Section 302 Certification of the Chief Executive Officer*

12.2	Section 302 Certification of the Administrative Financial Officer*

13.1	Section 906 Certification of the Chief Executive Officer*

13.2	Section 906 Certification of the Administrative Financial Officer*

(1)	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-6860).
(2)	Incorporated herein by reference to our registration statement on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
*	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuição

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and changes in financial position for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Miravalles Empreendimentos e Participações Ltda., an equity investment stated at R$ 62,003 as of December 31, 2005, and equity loss of R$ 16,236 for the year then ended. We also did not audited the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios – PAFIDC a owned subsidiary, which statements reflect total assets of R$924,885 as of December 31, 2005 and total of revenues of R$ 179,174 for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those Companies, is based solely on the reports of the other auditors. The financial statements of Companhia Brasileira de Distribuição and subsidiaries for the year ended December 31, 2003, were audited by others auditors, whose report, dated February 9, 2004, except as to Note 22(e) and Note 22(f)(ii) which are dated September 12, 2005 express an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries at December 31, 2005 and 2004, and the consolidated results of its operations and changes in financial position for each of the two years in the period ended December 31, 2005, in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the consolidated financial statements).

São Paulo, June 23, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Ricardo Romani
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuição

We have audited the accompanying consolidated statements of income, of changes in shareholders' equity and of changes in financial position of Companhia Brasileira de Distribuição and its subsidiaries for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, the changes in shareholders' equity and the changes in financial position of Companhia Brasileira de Distribuição and its subsidiaries for the year ended December 31, 2003 in conformity with accounting practices adopted in Brazil.

Our audit was conducted for the purpose of forming an opinion on the primary financial statements, taken as a whole. The statement of cash flows is presented for purposes of additional analysis and is not a required part of the primary financial statements. This information has been subjected to the auditing procedures applied in the audit of the primary financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 22, as restated, to the consolidated financial statements.

PricewaterhouseCoopers	São Paulo, Brazil
Auditores Independentes	February 9, 2004
except as to Note 22(e) and Note 22(f)(ii)
which are dated as of September 12, 2005

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

	2005	2004

Assets
Current assets
Cash	168,603	233,809
Marketable securities	1,542,234	945,661
Accounts receivable, net	1,153,170	1,199,464
Inventories	1,115,286	1,089,648
Recoverable taxes	476,236	521,078
Deferred income tax	84,745	23,538
Accounts receivable from vendors	263,557	169,097
Other current assets	106,544	107,705

Total current assets	4,910,375	4,290,000

Non-current assets
Restricted cash	-	121,269
Accounts receivable	324,470	313,632
Deferred income tax, net	383,584	363,924
Related parties	4,519	892
Restricted deposits for legal proceedings	228,969	187,818
Other non-current assets	2,034	4,442

Total non-current assets	943,576	991,977

Permanent assets
Investments	227,632	263,621
Property and equipment, net	3,861,714	4,425,445
Deferred charges	979,915	1,069,174

Total permanent assets	5,069,261	5,758,240

Total assets	10,923,212	11,040,217

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

	2005	2004

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	1,654,234	1,545,449
Loans and financings	422,614	1,234,898
Debentures	17,979	69,416
Payroll and related charges	157,639	150,257
Taxes and social contributions payable	89,753	54,617
Dividends proposed	62,053	89,059
Financing for purchase of fixed assets	24,989	12,636
Rental payable	40,586	26,740
Other current liabilities	99,584	65,349

Total current liabilities	2,569,431	3,248,421

Non-current liabilities
Loans and financing	1,213,838	875,911
Debentures	401,490	524,553
Taxes payable in installments	313,471	331,841
Provision for contingencies	1,076,911	922,324
Other non-current liabilities	69,700	117,480

Total non-current liabilities	3,075,410	2,772,109

Redeemable PAFIDC quotas	738,612	617,126
Minority interest	287,387	351,571

	1,025,999	968,697

Shareholders’ equity
Capital	3,680,240	3,509,421
Revenue reserves	572,132	541,569

Total shareholders’ equity	4,252,372	4,050,990

Total liabilities and shareholders’ equity	10,923,212	11,040,217

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003
(In thousands of reais)

	2005	2004	2003

Gross sales	16,120,963	15,297,446	12,788,363
Taxes on sales	(2,707,567)	(2,732,429)	(1,982,024)

Net sales	13,413,396	12,565,017	10,806,339
Cost of sales	(9,438,126)	(8,891,475)	(7,764,257)

Gross profit	3,975,270	3,673,542	3,042,082

Operating (expenses) income
Selling	(2,300,026)	(2,160,681)	(1,709,360)
General and administrative	(505,652)	(468,722)	(430,999)
Depreciation and amortization	(625,281)	(489,569)	(454,374)
Taxes and charges	(63,150)	(60,767)	(43,153)
Financial expenses	(683,547)	(618,268)	(760,064)
Financial income	446,698	330,264	575,258
Equity results	(16,190)	5,307	(8,835)

	(3,747,148)	(3,462,436)	(2,831,527)

Operating income	228,122	211,106	210,555

Non-operating income, net	32,131	80,278	5,267

Income before income and social contribution taxes, employee
profit sharing and minority interest	260,253	291,384	215,822
Income and social contribution taxes	(52,994)	49,544	9,723

Income before employee profit sharing
and minority interest	207,259	340,928	225,545
Employee profit sharing	(14,453)	(14,317)	-
Minority interest	64,184	43,219	-

Net income	256,990	369,830	225,545

Outstanding shares (in thousands of share)
at the year end	113,667,916	113,522,239	113,442,239

Net income for the year per thousand
shares	2.26	3.26	1.99

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004 and 2003
(In thousands of reais)

		Capital reserves	Revenue reserves

	Share capital	Share warrants	Legal	Expansion	Unrealized earnings	Retention of earnings	Retained earnings	Total

At December 31, 2002	2,749,774	344,242	76,179	164,089	13,867	243,889	-	3,592,040

Capitalization of reserves	401,775	(172,120)	-	(164,089)	-	(65,566)	-	-
Stock options exercised	5,629	-	-	-	-	-	-	5,629
Appropriation of reserve	-	-	-	160,491	-	(160,491)	-	-
Realization of reserve	-	-	-	-	(4,899)	-	4,899	-
Net income for the year	-	-	-	-	-	-	225,545	225,545
Appropriation of net income
to legal reserve	-	-	11,277	-	-	-	(11,277)	-
Dividends proposed	-	-	-	-	-	-	(54,792)	(54,792)
Transfer to retention of
earnings reserve	-	-	-	-	-	164,375	(164,375)	-

At December 31, 2003	3,157,178	172,122	87,456	160,491	8,968	182,207	-	3,768,422

Capitalization of reserves	350,446	(172,122)	-	(160,491)	-	(17,833)	-	-
Stock options exercised	1,797	-	-	-	-	-	-	1,797
Appropriation of reserve	-	-	-	147,937	-	(147,937)	-	-
Realization of reserve	-	-	-	-	(4,899)	-	4,899	-
Net income for the year	-	-	-	-	-	-	369,830	369,830
Appropriation of net income
to legal reserve	-	-	18,492	-	-	-	(18,492)	-
Dividends proposed	-	-	-	-	-	-	(89,059)	(89,059)
Transfer to retention of
earnings reserve	-	-	-	-	-	267,178	(267,178)	-

At December 31, 2004	3,509,421	-	105,948	147,937	4,069	283,615	-	4,050,990

Capitalization of reserves	164,374	-	-	(147,937)	-	(16,437)	-	-
Stock options exercised	6,445	-	-	-	-	-	-	6,445
Appropriation of reserve	-	-	-	240,460	-	(240,460)	-	-
Realization of reserve	-	-	-	-	(4,069)	-	4,069	-
Net income for the year	-	-	-	-	-	-	256,990	256,990
Appropriation of net income
to legal reserve	-	-	12,849	-	-	-	(12,849)	-
Dividends proposed	-	-	-	-	-	-	(62,053)	(62,053)
Transfer to retention of
earnings reserve	-	-	-	-	-	186,157	(186,157)	-

At December 31, 2005	3,680,240	-	118,797	240,460	-	212,875	-	4,252,372

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005, 2004 and 2003
(In thousands of reais)

	Year ended December 31

	2005	2004	2003

Financial resources were provided by
Operations
Net income for the year	256,990	369,830	225,545
Expenses (income) not affecting working capital
Depreciation and amortization	625,281	489,569	454,374
Residual value of permanent assets disposals	1,022,612	73,703	18,206
Interest and indexation charges on long-term items	417,519	177,238	214,755
Provision for contingencies	51,855	125,548	77,313
Deferred income tax and social contribution	(19,660)	(88,587)	(41,122)
Net gain from shareholding dilution	(49,447)	(256,956)	-
Equity results	16,190	(5,307)	8,835
Minority interest	(64,184)	(43,219)	-

	2,257,156	841,819	957,906

Shareholders
Capital increase	6,445	1,797	5,629
Shareholding increase	-	385,677	-
Realization of investment	-	309,007	-
Net assets transferred upon setting up of subsidiary	-	325,208	-

Third parties
Loans, financings and other liabilities	642,389	546,858	340,736
Transfer to current assets	144,045	23,538	-

Total funds provided	3,050,035	2,433,904	1,304,271

Financial resources were used for
Long-term receivables	60,869	164,463	94,284
Permanent assets
Investments	21,537	577,552	1,485
Property and equipment	888,518	561,424	570,606
Deferred charges	74,556	19,602	4,380
Transfer from long-term to current liabilities	643,137	868,591	716,163
Dividends paid and proposed	62,053	89,059	54,792

Total funds used	1,750,670	2,280,691	1,441,710

Increase (decrease) in working capital	1,299,365	153,213	(137,439)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005, 2004 and 2003
(In thousands of reais)

	Year ended December 31

	2005	2004	2003

Changes in working capital
Current assets
At the end of the year	4,910,375	4,290,000	3,220,132
Company consolidated in the year	-	532,993	-
At the beginning of the year	4,290,000	3,220,132	3,733,022

	620,375	536,875	(512,890)

Current liabilities
At the end of the year	2,569,431	3,248,421	2,853,957
Company consolidated in the year	-	10,802	-
At the beginning of the year	3,248,421	2,853,957	3,229,408

	(678,990)	383,662	(375,451)

Increase (decrease) in working capital	1,299,365	153,213	(137,439)

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Expressed in thousands of reais)

1. The Company

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the tradenames "Pão de Açúcar", "Extra", "Barateiro", "Comprebem", "ExtraEletro" and Sendas. At December 31, 2005, the Company had 556 stores in operation (551 stores in December 31, 2004), of which 384 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 52 by Sé Supermercados Ltda., ("Sé"), 7 by Companhia Pernambucana de Alimentação ("CIPAL") and 107 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora"). As detailed in Note 11, during 2005 CBD initiated several projects whose objective is to increase competitiveness and profitability.

Following are the most recent important changes in operations:

a) Sendas Distribuidora

Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates on retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. In 2005, a restructuring process began in the Company, with a view to increasing profitability through efficiency gains. See the complete description of the transaction in Note 9(c).

b) Partnership with Itaú

On July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items exclusively to CBD customers. The Company has 50% shareholding of the Miravalles Empreendimentos e Participações S.A. capital through its affiliate FIC. See the complete description of the transaction in Note 9(d).

1. The Company (Continued)

c) Casino Joint Venture Agreement

On May 3, 2005, the Diniz Group (group of shareholders composed by the members of the Diniz family) and the Casino Group (a retail Company headquartered in France) formed Vieri Participações S.A. (Vieri), which became a parent company of CBD and whose control is shared by both group of shareholders.

On June 22, 2005, the Diniz and Casino Groups entered into a Shareholders’ Agreements of the Parent Company (Vieri) and CBD, which established that CBD control is exercised by Vieri.

In a series of transactions, the Casino Group paid the Diniz Group R$ 1,029,000. The Diniz Group used these proceeds to acquire 60 real estate properties (stores). CBD then entered into a sale-leaseback arrangement with a fund owned by the Diniz Group. The lease term is 20 years, with option for renewal for two consecutive periods of 10 years each.

As a result of this transaction, CBD capital is now distributed as follows:

	2005

	Common shares		Preferred shares		Total

	Number of		Number of
	common		preferred
	shares	Common	shares	Preferred	Total
Shareholders	(billion)	shares (%)	(billion)	shares (%)	(billion)	Shares (%)

Parent Company (Vieri)	32.7	65.6	-	-	32.7	28.8
Casino Group	14.3	28.7	2.1	3.2	16.4	14.4
Abílio dos Santos Diniz	1.4	2.8	13.8	21.7	15.2	13.4
Other	1.4	2.9	47.8	75.1	49.2	43.4

Total	49.8	100.0	63.7	100.0	113.5	100.0

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

In order to better facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in reais. Because Brazilian GAAP differs in significant respects from U.S. GAAP, a reconciliation of the net income for the year and shareholders equity from Brazilian GAAP to equivalent amounts prepared under U.S. GAAP is provided herein (Note 22).

Certain amounts in the comparative financial statements for the years ended December 31, 2004 and 2003 and the notes thereto have been reclassified to be consistent with the current year presentation.

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

2. Summary of Significant Accounting Policies and Consolidation (Continued)

a) Basis of presentation (Continued)

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the parent company, were filed with the CVM in February 2006. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory and regulatory purposes in Brazil.

Following the CVM Instruction 408, the Pão de Açúcar Fundo de Investimentos Creditórios (“PAFIDC”) was consolidated in the Company’s financial statements as of December 31, 2005. The consolidated financial statements for the year ended December 31, 2004 were reclassified mainly to reflect the consolidation of PAFIDC in 2005.

In 2005, Brazilian Accounting Standard NBC T 19.5 – Depreciation, Amortization and Depletion was issued and approved by Resolution No. 1027/05 by the Federal Accounting Council, which changed, among other things, the leasehold improvement amortization criteria. This rule is effective as from 2006; however, the Company adopted it in 2005. Until 2004, leasehold improvements were amortized based on the estimated useful life of the asset or over the contract term, whichever was shortest, taking into consideration and the Company’s expectation as to the renewal of its contracts. As from 2005, as per NBC T 19.5 recommendation, the Company began amortizing leasehold improvements in accordance with the contractual expiration date of the leases or estimated useful life of the assets, whichever is shorter.

Had the Company not changed the leasehold improvement amortization criterion adopted in previous years, the depreciation and amortization expenses in the year ended December 31, 2005 would be lower, and the operating income higher by R$ 86,548.

2. Summary of Significant Accounting Policies and Consolidation (Continued)

a) Basis of presentation (Continued)

The net income would have been higher in the amount of R$ 57,150, net of tax effects, as follows:

2005

Total additional depreciation	86,548

Income tax effects	(24,682)
Minority interest	(4,716)

Net effect on income for the year	57,150

Depreciation and amortization	538,733

Operating income	314,670

Net income for the year	314,140

The consolidated financial statements include the following supplementary information that Management considers significant to the market (See Note 21):

Attachment I – Consolidated Statements of Cash Flows – prepared based on the indirect method, from accounting records, in accordance with IBRACON standards.

Significant accounting practices and consolidation criteria adopted by the Company are shown below.

b) Determination of net income

Net income is determined on the accrual basis of accounting. Other operating and non-operating income are recognized when earned.

i) Accounting estimates

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

2. Summary of Significant Accounting Policies and Consolidation (Continued)

b) Determination of net income (Continued)

ii) Revenues and expenses

Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accrual basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of sales includes warehousing and handling costs.

Advertising costs are expensed as incurred. Selling, general and administrative expenses for the years ended December 31, 2005, 2004 and 2003 include R$ 202,303, R$ 260,464 and R$ 201,699, respectively, for advertising expenses. No advertising-related assets are deferred at the balance sheet dates.

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Customer credit financings are generally granted for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company securitizes its accounts receivable with a partially owned special purpose entity, the PAFIDC.

d) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

2. Summary of Significant Accounting Policies and Consolidation (Continued)

e) Other current and non-current assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in which the company exercises significant control (generally evidenced by at least 20% voting control) are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, less the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets. As described above, the Company changed its policy for amortization of leasehold improvements.

Interest and financial charges on loans and financings obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation No. 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of the related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipments are capitalized.

h) Deferred charges

Deferred charges include goodwill paid on the acquisition of investments merged and pre-operating expenses. Goodwill is supported by reports issued by independent experts, based on the expectation of future profitability, and is amortized in accordance with estimated profitability of the acquired businesses over a maximum period of ten years.

2. Summary of Significant Accounting Policies and Consolidation (Continued)

h) Deferred charges (Continued)

Pre-operating expenses are amortized in accordance with the terms described in Note 11 (b).

i) Other current and non-current liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value.

k) Income and social contribution taxes

Deferred income and social contribution taxes, where applicable, are calculated on tax losses and temporary differences between the tax and book basis of assets and liabilities to taxable income. Management expects the realization of deferred taxes credit assets during the next 10 years.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel’s opinions and management’s estimates, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation No. 489/05, the Company adopted the concepts established in NPC No. 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigations and contingencies.

2. Summary of Significant Accounting Policies and Consolidation (Continued)

m) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date and as if net income were distributed in its entirety. Earnings may be distributed or used for capital increase purposes, consequently there is no guarantee that they will be paid as dividends.

n) Allocation of income

The consolidated financial statements reflect the Board of Directors’ proposal for allocation of net income for the year, subject to approval in the General Shareholders´ Meeting.

o) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by Brazilian GAAP including CVM Instruction No. 247, and include the financial statements of the Company and its subsidiaries Novasoc, Sé, CIPAL, Sendas Distribuidora, PAFIDC and Versalhes Comércio de Produtos Eletrônicos Ltda. (“Versalhes”).

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income need not be proportional to the quotas of interest held in the company. At the members’ meeting on December 29, 2000 it was agreed that the Company would participate in 99.98% of Novasoc’s results.

Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company, in addition to its right to appoint and remove executive directors. At December 31, 2005, equity results consider a shareholding of 42.57% of total capital.

The proportional investment of the Parent Company in the income of the investee and the balances payable and receivable, revenues and expenses and the unrealized profit

2. Summary of Significant Accounting Policies and Consolidation (Continued)

o) Consolidated financial statements (Continued)

originated in transactions between the consolidated companies were eliminated in the financial statements.

3. Marketable Securities

Marketable securities are considered cash equivalents and consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less.

4. Trade Accounts Receivable

a) Breakdown

	2005	2004

Current
Resulting from sales with:
Credit card	283,800	287,151
Customer credit financings	6,044	104,617
Sales vouchers and others	51,288	87,032
Credit sales with post-dated checks	59,996	28,572
Allowance for doubtful accounts	(4,736)	(9,738)

	396,392	497,634

Accounts receivable – Securitization
Fund - PAFIDC	758,070	715,801
Allowance for doubtful accounts	(1,292)	(13,971)

	756,778	701,830

	1,153,170	1,199,464

Non-current
Customer credit financing	30,941	19,540
Accounts receivable - Paes Mendonça	293,529	294,092

	324,470	313,632

4. Trade Accounts Receivable (Continued)

a) Breakdown (Continued)

Customer credit financings accrue monthly fixed interest from 2.99% to 4.99% (up to 7.6% in 2004), and with payment terms of up to 24 months. Credit card sales relate to sales settled by customers with third party credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, not to exceed 12 months. Sales settled with post-dated checks accrue interest of up to 6.5% per month (6.9% in 2004) for settlement in up to 90 days. Credit sales are recorded net of unearned interest income.

As detailed in Note 7, since 2004, the Company has been transferring credit rights to PAFIDC represented by customer credit financing, credit sales with post-dated check and credit card company receivables totalling R$ 6,750,149 and R$ 4,990,331, respectively in 2005 and 2004, in which it retained servicing responsibilities and subordinated interests. Securitization costs of such receivables amounted to R$ 99,364 and R$ 61,827, recognized as financial expenses in result of operations for 2005 and 2004, respectively. Servicing responsibilities, which are not remunerated, include the assistance by the Company’s collection department to the fund’s administrator in the collection of delinquent credits.

b) Accounts receivable – Paes Mendonça

In May 1999, the Company leased 25 stores from Paes Mendonça S.A. ("Paes Mendonça"), a retail chain, through its subsidiary, Novasoc. The initial lease term for the stores is for a five-year period renewable at the Company's option for two additional five-year periods. At December 31, 2005, 17 stores were leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments amounted to R$ 8,707 in 2005 (2004 - R$ 8,242 and 2003 - R$ 7,831), including an additional contingent rented based on 0.5% to 2.5% of store revenues.

Since 1999 Novasoc has paid expenses on behalf of Paes Mendonça which are contractually recoverable from Paes Mendonça at the end of the lease term. The receivable is remunerated based on the Índice Geral de Preços de Mercado - IGP-M (General Price Index), which increased by 1.2% in 2005 (2004 – 12.4%). The Company continues to discharge obligations to third parties on behalf of Paes Mendonça under the terms of agreement. Total receivables at December 31, 2005, which will be due at the end of the lease term, are R$ 293,529 (2004 - R$ 294,092).

4. Trade Accounts Receivable (Continued)

b) Accounts receivable – Paes Mendonça (Continued)

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

c) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by management's estimate of probable future losses on outstanding receivables:

	2005	2004

At beginning of year	(23,709)	(20,923)
Provision for doubtful accounts	(44,194)	(66,570)
Recoveries and provision written off	61,875	63,784

At end of year	(6,028)	(23,709)

Customer credit financing	(4,255)	(3,712)
Post-dated check credit sales	(481)	(6,026)
Securitization Fund	(1,292)	(13,971)

	(6,028)	(23,709)

The policies for establishing this allowance are as follows:

  Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are included in the allowance.

  Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are included in full in the allowance after all legal procedures have been exhausted.

  Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

5. Inventories

	2005	2004

Stores	741,255	752,643
Warehouses	374,031	337,005

	1,115,286	1,089,648

6. Recoverable Taxes

The taxes recoverable balances at December 31, 2005 and 2004 refer to credits from IRRF (Withholding Income Tax), PIS and COFINS (Social Contribution Taxes on Revenues) and ICMS (State Value-Added Tax) recoverable:

	2005	2004

Income tax and taxes on sales	462,968	509,010
Other	13,268	12,068

	476,236	521,078

7. Receivables Securitization Fund - PAFIDC

In October 2003, the Company subscribed R$ 100,000 and in July 2004 R$ 29,960, subordinated quotas of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios ("PAFIDC"), a special purpose receivables securitization fund.

PAFIDC is a receivables securitization fund formed in compliance with CVM Instructions No. 356 and No. 393 for the purpose of acquiring trade receivables of the Company and its subsidiaries, arising from the sale of products and services to their customers through the use of credit cards, post-dated checks, purchase vouchers and installment sales.

PAFIDC has a predetermined duration of five years renewable for one additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by the Company.

7. Receivables Securitization Fund – PAFIDC (Continued)

The net assets of PAFIDC as at December 31, 2005 and 2004 are summarized as follows:

	2005	2004

Assets
Cash and cash equivalents	168,107	70,463
Accounts receivable	758,070	715,801
Allowance for doubtful accounts	(1,292)	(13,971)
Others	-	3,488

Total assets	924,885	775,781

Liabilities and quotaholders’ equity
Accounts payable	222	213
Quotaholders’ equity (*)	924,663	775,568

Total liabilities and quotaholders’ equity	924,885	775,781

(*) includes mandatory redeemable quotas of interest in the amount of R$ 738,612 at December 31, 2005 (2004 – R$ 617,126).

Senior quotas Series A accrued benchmark remuneration of 103.0% of CDI, the interbank variable interest rate, from the first subscription of quotas of interest through February 20, 2004 and 105.0% of CDI thereafter; and Series B accrue 101.0% of CDI. The remaining balance of results will be attributed to the subordinate quotas. The holders of senior quotas series B will redeem on June 23, 2006 and June 23, 2007, the principal amount of R$ 71,700, at each redemption, updated by the benchmark remuneration, and will redeem the remaining balance at the end of the fund’s term. The holders of quotas of interest Series A will redeem their quotas of interest at the end of the fund’s term.

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

7. Receivables Securitization Fund – PAFIDC (Continued)

The holders of senior quotas have no recourse against the Company’s other assets in the event of failure by customers to pay amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The assignors will assign and transfer receivables to the Fund over a period of five years, renewable for a further period of five years.

The Fund’s financial statements for the year ended December 31, 2005 and 2004 were audited by other independent auditors and are consolidated into the Company’s consolidated financial statements. As of and for the year ended December 31, 2005, total assets and net income of the Fund represented 8.5% and 10.7%, respectively, in relation to the Company’s consolidated financial statements (7.0% and 6.5% of total assets and net income, respectively, in relation to the Company’s consolidated financial statements as of and for the year ended December 31, 2004).

8. Balances and Transactions with Related Parties

			Fundo de Investimento Imobiliário Península
	Pão de Açúcar Indústria e Comércio S.A.
		Casino Group
				Others	Total

Balances at December 31, 2005
Accounts receivable (payable)	78	-	-	(3,082)	(3,004)
Trade commissions receivable	-	-	-	4,519	4,519

Balances at December 31, 2004
Accounts receivable	154	-	-	-	154
Trade commissions receivable	-	-	-	892	892
Debentures	-	(18,138)	-	-	(18,138)

Transactions during the year ended December 31, 2005
Services rendered and rentals	-	(2,003)	(28,395)	(16,695)	(47,093)
Financial expenses, net	-	(19,767)	-	-	(19,767)

Transactions during the year ended December 31, 2004
Services rendered and rentals	5,648	-	-	(14,884)	(9,236)
Financial income (expenses), net	100	(3,896)	-	-	(3,796)

Transactions in the year ended December 31, 2003
Services rendered and rents	8,246	-	-	(14,997)	(6,751)
Financial income (expenses), net	528	(6,555)	-	-	(6,027)

8. Balances and Transactions with Related Parties (Continued)

(i) Related-party financing

In November 2000, the Casino Group subscribed 41,962 convertible fourth issue debentures of the Company, of a total of 100,000 convertible debentures, settled in the third quarter of 2005, with payment of the principal amount of R$ 18,256 and interest of R$ 1,511 (See Note 13). Interest expenses related to such debentures amounted to R$ 3,896 in 2004 and R$ 6,555 in 2003. This transaction was carried out under usual market conditions.

In addition to the transactions shown in the above table, during the years ended December 31, 2005 and 2004, the following related-party transactions were carried out:

(ii) Leases

CBD leases 21 properties from the Diniz family. In 2005, payments under such leases totaled R$ 14,695 (2004 - R$ 14,656).

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. In 2005, the total lease payments amounted to R$ 34,678 and R$ 4,871, respectively (R$ 27,046 and R$ 3,798 in 2004, respectively). In September 2005, R$ 10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized over 37 months.

The leases have terms similar to those that would have been established had they been taken out with non-related parties.

(iii) Fundo de Investimento Imobiliário Península Leases

As detailed in note 10 the Company entered into a sale lease-back transaction with this fund which is owned by the Diniz Group.

(iv) Right of use of the Goodlight brand

In 2005 and 2004 the Company paid the amount of R$ 228 for the right of use of the Goodlight brand, owned by Mrs. Lucília dos Santos Diniz, member of the Diniz family and shareholder of the Company.

8. Balances and Transactions with Related Parties (Continued)

(v) Technical Assistance Agreement with Casino

In the Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communication, global campaign and administrative assistance areas, among others. This agreement is effective during 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held on August 16, 2005. In 2005, CBD paid R$ 2,003 regarding such services.

9. Investments

a) Information on investments at December 31, 2005 and 2004

	Total shares/quotas held %

	2005	2004

Novasoc	10.00	10.00
Sé	91.92	89.99
Cipal	100.00	100.00
Sendas Distribuidora	42.57	42.57
Nova Saper	99.99	99.99
Otimix	-	100.00
Versalhes	90.00	-
Auto Posto MFP	99.99	-
Auto Posto Sigua	99.99	-

9. Investments (Continued)

b) Changes in investments

	Goodwill

			Sendas Distribuidora	Nova Saper			CBD Tech
	Cipal	Sé			Miravalles	Antuerpia		Other	Total

At January 1, 2004	1,671	228,891	-	-	-	-	10,172	334	241,068

Additions		-	575,224	2,298	30	-	-	-	577,552
Write-off		(23,765)	-	-	-	-	(8,039)	(752)	(32,556)
Amortization of goodwill	(197)	(23,525)	(2,733)	(149)	-	-	-	-	(26,604)
Equity results		-	-	-	6,864	-	(2,133)	576	5,307
Gain on capital dilution	-	-	-	-	380,444	-	-	-	380,444
Spin-off	-	-	-	-	(309,007)	-	-	-	(309,007)
Dividends	-	-	-	-	(92)	-	-	-	(92)
Transfer to deferred charges	-	-	(572,491)	-	-	-	-	-	(572,491)

At December 31, 2004	1,474	181,601	-	2,149	78,239	-	-	158	263,621

Additions	-	-	-	-	-	19,047	-	2,500	21,547
Amortization of Goodwill	(195)	(21,999)	-	(105)	-	-	-	-	(22,299)
Equity results	-	-	-	-	(16,236)	-	-	46	(16,190)
Transfer to properties and equipments	-	-	-	-	-	(8,534)	-	-	(8,534)
Transfer to deferred charges	-	-	-	-	-	(10,513)	-	-	(10,513)

									-
At December 31, 2005	1,279	159,602	-	2,044	62,003	-	-	2,704	227,632

The goodwill reflects the expected future profitability and the fair value of property and equipment and is being amortized based on the projected profitability of the stores acquired and/or in conformity with the depreciable lives of the corresponding assets, over a period not to exceed ten years. Upon the merger of the companies, that part of goodwill which related to expected future profitability was transferred to Deferred charges (Note 11).

c) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and liabilities, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retail market, through the association of operating activities of both networks in the State of Rio de Janeiro. The interest of CBD in Sendas Distribuidora at December 31, 2005 corresponded to 42.57% of total capital. It is incumbent on CBD to conduct the operating and administrative management of the new company, through its Executive Board, in addition to its prevailing decision when electing or removing directors from their office.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

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

Pursuant to a shareholder agreement, Sendas S.A. may at any time after February 1, 2007 exercise the right to exchange its paid-in shares in Sendas Distribuidora, or a portion thereof, for preferred shares of CBD. At December 31, 2005, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65%, which has already been paid in and 18.92% not paid in yet.

Should Sendas S.A. exercise such exchange right, CBD will comply with the obligation, through one of the following:

i) Execute the exchange for the Transfer Price (*);

ii) Purchase the shares on which the exchange rights have been exercised in cash, at the Transfer Price (*);

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

iii) Adopt any corporate procedure (CBD capital increase, absorption of shares as per article 252 of the Corporation Law, or any other);

(*) The Transfer Price will be the paid-in share amount (23.65% at December 31, 2005), which must the higher among the options below, limited to the CBD market value:

  Price of shares calculated based on the company market value (valuation) to be calculated by a first-rate investment bank;
  Price of shares calculated based on the company value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

CDB Preferred shares owned by Sendas S.A., after exchange, may only be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: 1/3 (one third) of CDB Preferred shares;
  Between February 1, 2010 and January 31, 2013: 1/3 (one third) of CDB Preferred shares;
  As from February 1, 2013: the remaining CDB Preferred shares still held by Sendas S.A.

On September 16, 2005 the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement was executed by Sendas S.A. and CBD and subsidiaries, establishing the following:

  Adoption of proportionality when indicating the Board of Director members, and of the 13 to be elected, CDB now has the right to elect 7 members;
  Restriction of the right to veto of Sendas S.A. to amendment to the Company business purpose;

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

  Postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., until February 28, 2014. During the Second Term, the payment may only be made in cash, particularly by using the dividends paid by the Company to Sendas S.A.; should the payment not take place during the period, the shares will be cancelled.

(i) Anti-trust Approval

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the association process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains, non-reduction of the term of current lease agreements, among others.

The Company is waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE (Administrative Council for Economic Defense).

(ii) Capital subscription by the AIG Group

With a view to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, its shareholders and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million when the investment was made) in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

(ii) Capital subscription by the AIG Group (Continued)

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised from October 25, 2007.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation base of which is the EBITDA, EBITDA multiple and the Net Financial Indebtedness of Sendas Distribuidora. This “Exit Price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “Exit Price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “Exit Price” divided by the CBD preferred shares market value;

  Should the “Exit Price” exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “Exit Price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

At December 31, 2005, total AIG shareholding represented a credit of R$ 97,212 (R$ 133,959 at December 31, 2004), which, converted to the average quotation of the last week of December 2005 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 1,328,390,000 shares (2,044,227,000 shares at December 31, 2004) of the Company (1% of its capital).

The condensed balance sheets at December 31, 2005 and 2004 of Sendas Distribuidora and condensed statements of income, for the eleven months period then ended in 2004, which are consolidated in the financial statements of CBD are presented below:

Condensed Balance Sheets

Assets	2005	2004	Liabilities and shareholders’ equity	2005	2004

Current assets			Current liabilities
Cash and cash equivalents	148,045	136,920	Accounts payable to suppliers	356,544	327,108
Accounts receivable, net	70,897	100,571	Loans and financing	45,108	524,438
Inventories	211,167	216,970	Debentures	-	9,520
Recoverable taxes	13,478	9,582	Payroll and related charges	20,093	21,048
Advances to suppliers and employees	1,292	1,395	Taxes payable	16,088	15,663
Advances to payment of rentals	3,504	-	Related parties	175,166	43,852
Prepaid expenses	2,219	4,321	Other current liabilities	44,273	31,308
Other current assets	45,009	23,740

Total current assets	495,611	493,499	Total current liabilities	657,272	972,937

Non-current assets			Long-term liabilities
Accounts receivable	127,712	126,178	Loans and financings	663,777	33,709
Deferred income taxes	95,704	38,627	Debentures	-	123,063
Restricted deposits for legal proceeding	24,298	4,838	Provision for contingencies	2,679	909

Advances for payment of rentals	6,424
Related parties	277	-

			Total long-term liabilities	666,456	157,681

Total non-current assets	254,415	169,643

Permanent assets			Shareholders’ equity
Properties and equipments, net	455,661	378,526	Share capital – paid in	835,677	835,677
Deferred charges	766,704	849,372	Accumulated losses	(187,014)	(75,255)

	1,222,365	1,227,898		648,663	760,422

Total assets	1,972,391	1,891,040	Total liabilities and shareholders’ equity	1,972,391	1,891,040

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

Condensed Statements of Income

	2005	2004

Gross sales	3,329,065	3,018,959
Sales and value-added taxes	(462,468)	(446,232)

Net sales	2,866,597	2,572,727

Cost of sales	(2,035,748)	(1,832,138)

Gross profit	830,849	740,589

Selling, general and administrative expenses	(699,053)	(647,791)
Depreciation and amortization	(144,413)	(84,536)
Financial expenses	(174,131)	(133,097)
Financial income	26,037	23,455

Operating loss	(160,711)	(101,380)

Non-operating expenses	(4,975)	(10,311)

Income before income taxes and employee profit sharing	(165,686)	(111,691)
Deferred income taxes	57,077	38,627

Income before employee profit sharing	(108,609)	(73,064)

Employee profit sharing	(3,150)	(2,191)

Net loss for the years	(111,759)	(75,255)

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a company set up in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú, with the result that Itaú holds the equivalent to 50% of such company. Subsequently, with capital of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which structures and trades financial products, services and related items exclusively to CBD customers.

9. Investments (Continued)

d) Investment agreement – CBD and Itaú (Continued)

The subscription made by Itaú in Miravalles resulted in a gain from dilution of shareholding, of R$ 380,444 in 2004. This gain was reduced by the disposal of certain assets related to the operation, by provisions for start up costs and, particularly, by agreement to make certain amounts subject to performance goals during a maximum period of five years, as from the start-up of FIC operations, which occurred in the first quarter of 2005. The net gain was recorded under “Non-operating results” for the year ended December 31, 2004.

On December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting, performance goals, initially established, were changed. By such amendment, the milestone and the escrow account are no longer tied and the restrictions on the cash were released, and fines for non-compliance with milestone were established. In 2005, the Company recognized the net amount of R$ 38,140 under non-operating results, due to meeting of certain performance goals during the year, maintaining a net provision amounting to R$ 58,151 (R$ 96,290 in 2004) for payment of fines should the remaining goals not be met.

This partnership, which is effective for 20 years (and may be extended), resulted in operating synergies, enabling expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted to use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans, the operating management of which will be under Itaú responsibility.

The Miravalles financial statements as of and for the year ended December 31, 2005 and for the period from July 20 to December 31, 2004 were audited by other independent auditors. For the year ended December 31, 2005, total assets and net result of operations of said investee represented 0.6% and 6.3%, respectively, in relation to the Company financial statements (0.8% and 1.9% of total assets and net result of operations, respectively, in relation to the Company financial statements for the year ended December 31, 2004).

9. Investments (Continued)

d) Investment agreement – CBD and Itaú (Continued)

The summarized financial information of Miravalles at December 31, 2005 and 2004 and for the two years then ended and the period from July 20, 2004 through December 31, 2004:

	2005	2004

Operating results:
Revenues	106	27,215
Operating income (losses)	(34,472)	22,153
Net income (losses)	(32,473)	13,050

Current assets	167	139
Noncurrent assets	123,855	156,550

Total assets	124,022	156,689

Current liabilities	17	211
Shareholders’ equity	124,005	156,478

Total liabilities and shareholders’ equity	124,022	156,689

10. Property and Equipment

		2005			2004

	Annual
	depreciation rates -		Accumulated			Accumulated
	%	Cost	depreciation	Net	Cost	depreciation	Net

Lands	-	440,850	-	440,850	857,248	-	857,248
Builtings	3.33	1,858,364	(304,963)	1,553,401	2,300,051	(400,736)	1,899,315
Leasehold Improvements	*	1,566,322	(576,950)	989,372	1,382,118	(404,624)	977,494
Equipments	10 to 33	1,221,856	(759,192)	462,664	1,034,620	(637,059)	397,561
Installations	20 to 25	481,081	(341,772)	139,309	430,191	(299,307)	130,884
Furniture and fixtures	10	266,575	(101,288)	165,287	210,224	(82,569)	127,655
Vehicles	20	20,819	(19,411)	1,408	23,253	(21,614)	1,639
Constructions in progress		106,170	-	106,170	33,361	-	33,361
Others		14,506	(11,253)	3,253	10,698	(10,410)	288

		5,976,543	(2,114,829)	3,861,714	6,281,764	(1,856,319)	4,425,445

* Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements.

10. Property and Equipment (Continued)

On October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net book value of which was R$ 1,017,575 to the Península Fund. The Company received R$ 1,029,000 and recognized a gain of R$ 11,425 as non-operating income. The sold properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each (Note 8). As a result of this sale, the Company paid R$ 25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

a) Additions to property and equipment

	2005	2004

Additions	842,308	532,188
Capitalized interest	46,210	29,236

	888,518	561,424

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

11. Deferred Charges

		Pre-operating
		expenses
	Goodwill	and other	Total

At January 1, 2004	592,609	62,393	655,002
Additions	2,250	17,352	19,602
Transfer from investments	572,491	-	572,491
Amortization	(109,720)	(38,262)	(147,982)
Write-off	(29,939)	-	(29,939)

At December 31, 2004	1,027,691	41,483	1,069,174

Additions	10,261	64,295	74,556
Transfer from investments	29,152	-	29,152
Amortization	(135,012)	(44,087)	(179,099)
Write-off	(13,868)	-	(13,868)

At December 31, 2005	918,224	61,691	979,915

a) Goodwill

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability, were transferred to deferred charges, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

b) Pre-operating expenses and other

Expenses incurred in 2005 concerning the property sales project, related primarily to long-term contract initial fee, will be amortized through the lease agreement (see Note 10). The project also includes expenses with third-party consulting fees, to be amortized over 5 years.

11. Deferred Charges

b) Pre-operating expenses and other (Continued)

This also includes expenses with specialized consulting fees incurred during the development and implementation of strategic projects that began in the fourth quarter of 2005, and whose final objective is to obtain efficiency and productivity gains in 2006.

The major projects involve commercial strategy and a new category management process, including the permanent admittance of imported products into the country, pricing management, and review of the product line. Each project has a defined process and cost, with technical feasibility supported by future benefits to be provided by them. As soon as the projects are concluded, expenses will be amortized on a straight-line basis, over a period proportional to the benefit generated, not exceeding five years.

12. Loans and Financings

	Annual financial charges	2005	2004

Current
In local currency
BNDES (ii)	TJLP + 1.0 to 4.1%	128,693	139,849

Working capital (i)	TJLP + 3.5% to 7.0% of CDI	352	1,737
	Weighted average rate of 104.0%
	of CDI on 12/31/2005	146	-

In foreign currency	with swap for reais
BNDES (ii)	Exchange variation + 3.5 to 4.1%	21,051	24,498

Working capital (i)	Weighted average rate of 103.3% of
	CDI (Weighted average rate of
	103.1% of CDI on 12/31/2004)	257,234	1,060,757

Imports	U.S. dollar exchange variation	15,138	8,057

		422,614	1,234,898

Non-current
In local currency
BNDES (ii)	TJLP + 1.0 to 4.1%	198,730	237,496

Working capital (i)	TJLP + 3.5% to 7.0%	62	877

In foreign currency	with swap for reais
BNDES (ii)	Exchange variation + 3.5 to 4.1%	37,804	58,954

Working capital (i)	Weighted average rate of 103.8% of
	CDI (Weighted average rate of
	103.7% of CDI on 12/31/2004)	977,242	578,584

		1,213,838	875,911

12. Loans and Financing (Continued)

The Company uses swaps operations to modify obligations from fixed interest U.S. dollar denominated to Brazilian real denominated linked to the CDI (floating) interest rate. The Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2005 was 18.0% (16.6% in 2004).

(i) Working capital financing

Obtained from local banks and is used primarily to fund customer credit. Working capital financing is mostly secured by promissory notes.

(ii) BNDES line of credit

The line of credit agreements, denominated in reais, granted by the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the TJLP rate plus an annual spread, or are denominated based on a basket of foreign currencies reflecting the BNDES’s funding portfolio, plus an annual spread. Repayments are in monthly installments after expiration of a grace period.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants and the Company was in full compliance with such covenants as of December 31, 2005. The parent company offered pledges as a joint and several liable parties for settlement of contracts.

12. Loans and Financing (Continued)

(ii) BNDES line of credit (Continued)

On November 11, 2003, the Company signed a new line of credit agreement with BNDES, in the principal amount of R$ 325,420. Through December 31, 2005, funds amounting to R$ 322,178 had been released. The loans bear interest of 4.1% p.a. above the Long-Term Interest Rate (TJLP) (80% of the credit line) or above the basket of foreign currencies of BNDES (16% of the credit line) and 1.0% p.a. above the TJLP (4% of the credit line), accrued monthly. Payments are being made in 60 monthly installments.

Contract dated	Annual finance charge	Grace period in months	Number of monthly installments	At December 31

				Due monthly hrough	2005	2004

November 16, 1999	TJLP + 3.5%	12	60	December 2005	-	32,157
January 13, 2000	TJLP + 3.5%	12	72	January 2007	11,300	20,977
November 10, 2000	TJLP + 1.0 to 3.5%	20	60	May 2007	62,959	103,681
November 10, 2000	Foreign currencies + 3.5%	20	60	July 2007	12,324	23,400
December 14, 2000	TJLP + 2.0%	20	60	June 2007	4,002	6,439
April 16, 2001	TJLP + 3.5%	-	60	April 2006	1,870	7,219
April 16, 2001	Foreign currencies + 3.5%	-	60	April 2006	477	2,220
March 12, 2002	Foreign currencies + 3.5%	12	48	March 2007	883	1,849
April 25, 2002	TJLP + 3.5%	6	60	October 2007	18,425	27,489
April 25, 2002	Foreign currencies + 3.5%	6	60	October 2007	2,832	5,092
November 11, 2003	Foreign currencies + 4.1%	14	60	January 2010	42,339	50,891
November 11, 2003	TJLP + 4.1%	12	60	November 2009	215,834	163,589
November 11, 2003	TLJP+ 1.0%	12	60	November 2009	13,033	15,794

					386,278	460,797

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2005 and 2004, R$ 10,684 and R$ 13,180, respectively, were added to the principal.

a) Maturities

	2005	2004

2006	-	447,014
2007	576,947	340,477
2008	385,369	46,274
2009	63,815	41,732
2010 in ahead	187,707	414

	1,213,838	875,911

13. Debentures

a) The balance of outstanding debentures was as follows:

	Outstanding	Annual Charges	2005	2004

4th issue - single series	99,908	TJLP + 3.5%	-	43,184
5th issue - 1st series	40,149	CDI + 0.95%	419,469	418,202
Sendas - 1st series	10,550	TJLP + 4.0%	-	132,583

	150,607		419,469	593,969

Current portion			17,979	69,416
Long-term portion			401,490	524,553

The non-current portion of these debentures (5th issue – 1st series) matures in 2007.

b) Debenture activity was as follows:

	Number of
	debentures	Amount

At December 31, 2003	140,057	502,437

Sendas - 1st series	10,550	119,099
Amortization - Fourth issue	-	(41,235)
Interest net of payments	-	13,668

At December 31, 2004	150,607	593,969

Amortization - Sendas - 1st series	(10,550)	(131,746)
Amortization - Fourth issue	(99,908)	(43,466)
Interest net of payments	-	712

At December 31, 2005	40,149	419,469

c) Additional information

  4th issue debentures, sole series, in the amount of R$ 47,063, were paid in the third quarter of 2005.
  Sendas debentures – first series, in the amount of R$ 139,499, were paid in the first quarter of 2005.

13. Debentures (Continued)

c) Additional information (Continued)

Fifth issue - On October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until maturity on October 1, 2007. The Company is required to comply with certain debt covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between Net Debt and EBITDA (earnings before interest, taxes, depreciation and amortization), less than or equal to 4.

14. Provision for Contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

	2005	2004

Taxes:
COFINS and PIS (i)	921,963	805,733
Income taxes (ii)	-	10,658
Labor claims	44,567	29,065
Civil and other	110,381	76,868

	1,076,911	922,324

14. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate) (19.1% in 2005 and 17.7% in 2004) and, in some cases, are subject to fines.

In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

i) COFINS and PIS

The rate for COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS (Social Contribution Tax on Gross Revenue for Social Integration Program) was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the suit filed by the Company and its subsidiaries, claiming the right to not apply Law No. 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999.

ii) Income taxes

At December 31, 2004 the provision balance amounted to R$ 10,658 and, in June 2005, the balance was paid.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2005, the Company recorded a provision of R$ 44,567 (2004 - R$ 29,065) for labor contingencies. Management, with advice from external and internal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Legal claims are indexed to the TR (Referential Interest Rate) (2.8% in 2005 and 1.5% in 2004) plus 1% monthly interest.

14. Provision for Contingencies (Continued)

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of tax and civil natures. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

d) Possible losses

The Company has other contingencies which have been analyzed by its legal counsel and considered as possible but not probable, therefore have not been accrued, at December 31, 2005 (R$ 76,674 in 2004), as follows:

  ICMS (State VAT) - the Company was served an ICMS notice, concerning transactions related to purchase, industrial processing and sale for export purposes of soy and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place, and the loss considered as possible totaled R$ 70,393.
  INSS (Social Security Tax) – the Company received a tax assessment regarding collection of payroll charges on benefits granted to its employees, and the probability loss, considered as possible, amounts to R$ 121,572.
  Income taxes – the Company received a tax assessment in relation to exclusion from the IRPJ (Corporate Income Tax) base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities´ point of view, should not had been excluded. Possible loss concerning said notice amounts to R$ 36,985.

Subsequent changes in the expectation of risk of the referred to suits may require that additional provision for contingencies be set up.

e) Restricted escrow deposits

The Company is contesting the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of

14. Provision for Contingencies (Continued)

e) Restricted escrow deposits (Continued)

equivalent amounts pending final legal decisions, in addition to collateral deposits related to provision for judicial suits.

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

15. Taxes Payable in Installments

Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	2005	2004

Current (i)
INSS	33,598	30,907
CPMF (*)	14,632	13,359
Other	-	387

	48,230	44,653

Non-current
INSS	218,388	231,792
CPMF	95,083	100,049

	313,471	331,841

(i)	Current portion of taxes payable in installments are recorded as Taxes and social contributions payable.
(*)	Provisional Contribution Tax on Financial Transactions

16. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	2005	2004	2003

Income before income taxes	260,253	291,384	215,822
Federal income tax statutory rate	25%	25%	25%

Tax expense at statutory rates	(65,063)	(72,846)	(53,956)
Income tax incentives	3,076	1,674	1,132
Equity results	(5,269)	1,327	(2,209)
Recognition of deferred tax assets (*)	-	-	80,887
Net gain on shareholding dilution	-	102,156	-
Other permanent adjustments and difference of
social contribuition rate	14,262	17,233	(16,131)

	(52,994)	49,544	9,723

Current	(133,861)	(39,043)	(31,399)
Deferred	80,867	88,587	41,122

	(52,994)	49,544	9,723

(*)	The recognition of deferred tax assets relates primarily to tax loss carryforwards which were acquired together with Sé which following certain tax estructuring measures were considered to be probable of realization.

16. Income and Social Contribution Taxes (Continued)

b) Deferred income and social contribution taxes

The major components of the deferred tax accounts in the balance sheet are as follows:

	At December 31

	2005	2004

Deferred income tax asset
Net operating loss carryforwards	251,307	224,152
Temporary differences
Provisions for contingencies	50,131	30,333
Provision for hedge accounted for by cash basis	42,329	-
Allowance for doubtful accounts	5,944	8,017
Amortization of goodwill	84,360	88,379
Deferred revenues for diluition in investment	17,425	31,871
Other	16,833	4,710

Total deferred income tax asset, net	468,329	387,462

Current	84,745	23,538
Non-current	383,584	363,924

	468,329	387,462

At December 31, 2005, in compliance with Securities and Exchange Commission Instruction CVM No. 371, the Company and its subsidiaries recorded deferred tax credits arising from tax losses carry forward and temporary differences in the amount of R$ 468,329 in 2005 and R$ 387,462 in 2004.

Recognition of deferred income and social contribution taxes refer to tax losses carry forward, acquired from Sé Supermercados, and those generated by the subsidiary Sendas Distribuidora, which, following restructuring measures, were considered as of probable realization.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by Management, indicating the capacity of benefiting from the tax credit set up.

17. Financial Income and Expense

	Year ended December 31

	2005	2004	2003

Financial income
Interest income	373,142	263,903	411,899
Credit card and customer credit financing	40,674	41,693	95,945
Interest on post-dated check program	9,919	14,689	29,869
Other	22,963	9,979	37,545

	446,698	330,264	575,258

Financial expenses
Interest expenses	(622,599)	(583,575)	(733,552)
Other	(60,948)	(34,693)	(26,512)

	(683,547)	(618,268)	(760,064)

Net financial expenses	(236,849)	(288,004)	(184,806)

18. Shareholders’ Equity

a) Share capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised of 113,667,915,433 (113,522,239,433 in 2004) registered shares with no par value, of which 49,839,925,688 (63,470,811,399 in 2004) are common with voting rights and 63,827,989,745 (50,051,428,034 in 2004) are preferred shares.

18. Shareholders’ Equity (Continued)

a) Share capital (Continued)

Changes in the capital account and number of shares:

		Number of shares - in thousand

	Share
	capital	Preferred	Common

At January 1, 2003	2,749,774	49,715,328	63,470,811

Capitalization of reserves	401,775	-	-
Subscription - stock options	5,629	256,100	-

At December 31, 2003	3,157,178	49,971,428	63,470,811

Capitalization of reserves	350,446	-	-
Subscription - stock options	1,797	80,000	-

At December 31, 2004	3,509,421	50,051,428	63,470,811

Transfers (Note 1 (d))	-	13,630,885	(13,630,885)
Capitalization of reserves	164,374	-	-
Subscription - stock options	6,445	145,677	-

At December 31, 2005	3,680,240	63,827,990	49,839,926

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's charter to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporate Law,

18. Shareholders’ Equity (Continued)

b) Share rights (Continued)

and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaw provides that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest on shareholders´ equity, net of taxes.

c) Revenue reserve

(i) Legal reserve – the legal reserve may be transferred to capital or used to absorb losses, but is not, generally, available for distribution as cash dividends.

The legal reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company’s financial statements prepared in accordance with Brazilian GAAP before any appropriations, and limited to 20% of share capital.

(ii) Unrealized revenue reserve: represents inflationary profits arising from the system of indexation of Brazilian GAAP financial statements in force up to December 31, 1995. The Company transfers this reserve to retained earnings as the underlying assets are depreciated or disposed of, at which time it becomes available for dividend distribution.

18. Shareholders’ Equity (Continued)

c) Revenue reserve (Continued)

(iii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

(iv) Retention of earnings: the use of this balance at December 31, 2005 will be determined at the General Shareholders’ Meeting.

d) Dividends proposed

Management proposed for approval at the Annual General Meeting, dividends to be distributed and calculated as follows:

	Year ended December 31

	2005	2004	2003

Net income for the year	256,990	369,830	225,545
Realization of unrealized earnings reserve	4,069	4,899	4,899
Legal reserve	(12,849)	(18,492)	(11,277)

Dividend calculation basis	248,210	356,237	219,167

Minimum mandatory dividend – 25%	62,053	89,059	54,792

Dividends of R$ 0.51689 per thousand common
shares (2004 – R$ 0.75138; 2003 – R$ 0.46261)	25,762	47,691	29,362

Dividends of R$ 0.56857 per thousand preferred
shares (2004 – R$ 0.82652; 2003 – R$ 0.50887)	36,291	41,368	25,430

e) Employee profit sharing

The employee profit sharing plan was formalized in 2004 with the objective of promoting attainment by employees of the targets established by Company management. The targets established for 2005 were fully obtained in connection with proposed net sales and operating results. Considering that the targets were obtained, the Company’s Board of Directors approved employee profit sharing expenses in the amount of R$ 14,453 in meeting held on November 29, 2005 (R$ 14,317 in 2004).

18. Shareholders’ Equity (Continued)

f) Stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Information on the stock option plans is summarized below:

18. Shareholders’ Equity (Continued)

f) Stock option plan (Continued)

	Number of	Price on
	shares	the date of	Price at
	(in thousands)	granting	12/31/2005

Options in force

V Series – April 2, 2001	361,660	64	105
VI Series – March 15, 2002	412,600	47	70
VII Series – May 16, 2003	499,840	40	44
VIII Series – April 30, 2004	431,110	52	56
IX Series – April 15, 2005	494,545	52	51

	2,199,755

Options exercised
VII Series - December 13, 2005 (1st tranche)	(145,677)

Options cancelled	(434,505)

Balance of options in force	1,619,573

Options not granted	1,780,427

Current balance of the option plan	3,400,000

On March 31, 2005, series IV was terminated, with no exercises. On March 31, 2004, series III was exercised, capitalized and terminated. Series I and II were terminated in 2001 and 2002.

At December 31, 2005, the Company’s preferred shares quotation on the São Paulo Stock Exchange amounted to R$ 76.90 per thousand shares.

19. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits.

19. Financial Instruments (Continued)

b) Concentration of credit risk

The Company’s sales are direct to customers. Credit risk is minimized due to the large customer base and current control procedures that monitor the creditworthiness of customers. Advances to suppliers are made only to selected suppliers. The financial condition of suppliers is analyzed on an ongoing basis to limit credit risk.

In order to minimize credit risk from investments, the Company adopts policies restricting cash and/or marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at December 31, 2005 approximates market value, reflecting maturities or frequent pricing readjustments of these instruments, as shown below:

	Book	Market

Assets
Cash	168,603	168,603
Short-term marketable securities	1,542,234	1,542,234

	1,710,837	1,710,837

Liabilities
Current and non-current loans and
Financing	1,636,452	1,648,074
Current and non-current debentures	419,469	407,432

	2,055,921	2,055,506

Market value of financial assets and of current and non-current financings, when applicable, was determined using current interest rates available for operations with similar conditions and remaining maturities.

19. Financial Instruments (Continued)

c) Market value of financial instruments (Continued)

With a view to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Foreign exchange and interest rate risk management

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of December 31, 2005, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,249,614 equivalent to US$ 533,863 (R$ 1,647,398 equivalent to US$ 620,629 in 2004), include financings of R$ 1,234,476 equivalent to US$ 527,396 (R$ 1,639,341 equivalent to US$ 617,593 in 2004), at weighted average interest rates of 5.5% per annum (4.5% in 2004) which were covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at the weighted average rate of 103.7% of CDI (103.4% of CDI in 2004).

20. Insurance Coverage (Unaudited)

Coverage at December 31, 2005 and 2004 was considered sufficient by management to meet possible losses and is summarized as follows:

		2005	2004

Insured assets	Risks covered	Amount insured

Properties, equipments and inventories	Named risks	5,818,682	5,525,499
Profit	Loss of profit	2,900,000	1,750,000
Cash	Theft	43,473	39,796

The Company also holds a specific policy covering civil liability risks in the amount of R$ 40,430 at December 31, 2005 (R$ 48,000 in 2004).

21. Supplemental Information

The supplemental information presents the consolidated statements of cash flows prepared in accordance with the IBRACON - Institute of Independent Auditors of Brazil Accounting Standards and Procedures (NPC-20) considering the main operations that influenced the available cash and marketable securities of the Company. The statement is divided into operating, investing and financing activities.

a) Consolidated Statements of Cash Flows

	Year ended December 31

	2005	2004	2003

Cash flow from operating activities
Net income	256,990	369,830	225,545
Adjustmentsto reconcile net income to
cash from operating activities
Deferred income tax benefit	(80,867)	(88,587)	(41,122)
Loss (gain) on sale of permanent assets	(13,689)	72,565	(539)
Net gain from shareholding dilution	(56,780)	(249,624)	-
Depreciation and amortization	625,281	489,569	454,374
Unrealized financial expenses and monetary
and foreign exchange variations	153,071	97,445	193,906
Equity results	16,190	(5,307)	8,835
Provision for contingencies	51,855	125,548	-
Minority interest	(64,184)	(43,219)	-

Decrease (increase) in assets
Account receivable	19,971	(101,563)	483,295
Marketable securities - non-current		(118,070)
Inventories	(25,638)	(48,838)	37,176
Recoverable taxes	49,844	(106,059)	(78,934)
Advances tosuppliers and employees	(3,767)	12,403	(30,810)
Related parties	(3,627)	(47,588)	236
Judicial deposits	(30,919)	(30,057)	(20,734)
Other	55,503	26,851	(54,500)
Increase (decrease) in liabilities
Accounts payable to suppliers	108,785	144,290	(219,399)
Payroll and relates charges	7,382	27,698	14,166
Taxes payable	(30,163)	(126,539)	18,040
Provisions for contingencies	-	-	131,664
Other	28,242	5,770	(18,081)

Net cash provided by operating activities	1,063,480	406,518	1,103,118

21. Supplemental Information (Continued)

a) Consolidated Statements of Cash Flows (Continued)

	Year ended December 31

	2005	2004	2003

Cash flow from investing activities
Retained interest in receivables securitization fund	-	-	(100,000)
Proceeds from shareholder dilution in investee	-	309,007	-
Increase of minority interest		135,676
Purchase of subsidiaries, less cash acquired	(21,537)	(2,343)	(2,030)
Property and equipment	(878,063)	(557,095)	(539,700)
Proceeds from sale of property and equipment	1,036,301	1,138	18,745
Proceeds from sale of intangible assets	-	-	300
Deferred charges	(74,540)	(19,602)	(4,380)

Net cash used in investing activities	62,161	(133,219)	(627,065)

Cash flows from financing activities
Financings
Issuances	899,814	1,233,663	1,215,672
Repayments	(1,411,474)	(1,449,312)	(1,791,158)
Capital increase from minority interest	-	119,986	-
Dividends paid	(89,059)	(54,792)	(59,441)
Proceeds from stock options exercised	6,445	1,797	5,629

Net increase (decrease) in cash and cash equivalents	(594,274)	(148,658)	(629,298)

Net increase (decrease) in cahs and cash equivalents	531,367	124,641	(153,245)

Cash and cash equivalents, beginning of year	1,179,470	981,913	1,135,158
Company consolidated in the year	-	72,916	-

Cash and cash equivalents, end of year	1,710,837	1,179,470	981,913

		-
Cash paid during the year for
Interest (net of amount capitalized)	547,343	384,455	421,009
Income taxes	48,659	30,974	10,229

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company

The accounting practices of the Company (Note 2) are in accordance with the accounting practices adopted in (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM (Comissão de Valores Mobiliários) and IBRACON (Brazilian Institute of Independent Accountants). Accounting practices applicable to the Company, which differ significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

a) Supplementary inflation restatement in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which reflected the effect of inflation on property and equipment, investments, deferred charges (together denominated permanent assets) and shareholders' equity, and included the net charge or credit in the statement of operations.

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

For U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 15,752 and R$ 53,144, at December 31, 2005 and 2004, respectively, due to the additional inflation restatement adjustments, net of accumulated depreciation. These amounts generated increases in depreciation charges in 2005 of R$ (37,392), which comprise assets related to the sale leaseback transaction impaired in the amount of R$ (35,294), due to the comparison of the book value against the fair value according to independent appraiser’s report, see comments in Note 22(i), (2004 - R$ (2,156) and 2003 - R$ (4,198)), respectively.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations

For Brazilian GAAP purposes, the net balances of goodwill at December 31, 2005 and 2004 totaled R$ 1,083,647 and R$ 1,212,915, respectively, which is being amortized to income over a period of up to 10 years. At December 31, 2005 and 2004 the amounts of R$ 165,423 and R$ 185,224, respectively, were recorded in investments and the amount of R$ 918,224 and R$ 1,027,691, respectively, were included in deferred charges.

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

For U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets. The difference between of consideration paid over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142) requires that, effective January 1, 2002, goodwill, including those in the carrying value of investments accounted for under the equity method and certain other intangible assets deemed to have an indefinite useful life, cease to be amortized. FAS 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing company businesses. Historically, the company has generated sufficient returns to recover the cost of goodwill and other intangible assets.

Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for U.S. GAAP purposes as of December 31, 2005. Management makes annual assessments of such goodwill as required by FAS 142.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

Difference in relation to Brazilian GAAP arises principally from the measurement of the fair values assigned to the assets acquired and liabilities assumed.

Goodwill and identifiable intangible assets, under U.S. GAAP, determined on acquisition were as follows:

	2005			2004

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill	749,109	(141,584)	607,525	734,868	(141,584)	593,284
Tradenames	107,274	(64,928)	42,346	107,274	(54,342)	52,932

	856,383	(206,512)	649,871	842,142	(195,926)	646,216

Following a strategy review in 2002, the expected useful lives of certain trade names were reduced prospectively from 19 to 8 years.

For U.S. GAAP purposes, goodwill balances which as from 2002 are no longer amortized, resulted in adjustments to decrease amortization charges by R$ 119,924, R$ 167,837 and R$ 103,695 for the years ended December 31, 2005, 2004 and 2003, respectively.

A break down of the net adjustments into net income for the years presented is set forth in the following table:

	2005	2004	2003

Amortization of tradename	(10,586)	(10,586)	(10,586)
Recognition of deferred income tax and other(*)	-	-	(61,700)
Reversal of amortization of goodwill under Brazilian GAAP	119,924	167,837	103,695

	109,338	157,251	31,409

(*) Under U.S. GAAP, the tax effect of the net operating loss carryforwards of Sé and ABC Supermercados relating to the pre-acquisition period was recognized against goodwill in 2003. Under Brazilian GAAP, the deferred income tax benefit was recognized in the results of operations.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was increased by R$ 96,972, at December 31, 2005, and reduced by R$ (12,366), at December 31, 2004, due to the above mentioned adjustments.

c) Sendas Distribuidora

Under Brazilian GAAP, following the CVM Instruction No. 247 and in conformity with the shareholders’ agreement Sendas Distribuidora was fully consolidated. The shareholders agreement establishes that the Company has the operating and administrative management in addition to its prevailing decision when elect or remove directors from their office. The Sendas Distribuidora condensed balance sheet and condensed statement of income as at December 31,2005 and for the 11 months ended December 31, 2004 are presented in Note 9 (c).

For purposes of U.S. GAAP, the investment in Sendas Distribuidora did not meet the criteria for consolidation as defined by SFAS No. 94 ("Consolidation of All Majority-Owned Subsidiaries") nor did it meet the pre-requisites of a qualifying variable interest entity ("VIE"), under FASB Interpretation No. ("FIN") 46R "Consolidation of Variable Interest Entities, (revised December 2003)".

Under U.S. GAAP, the interest in Sendas Distribuidora has been recorded under the equity method considering the 50% ownership of common shares, in conformity with the shareholders’ agreement. The difference between Brazilian GAAP and U.S.GAAP on the investment of Sendas Distribuidora generate a loss on equity pick up of R$ 43,103 at December 31, 2005 and a gain of R$ 2,229, at December 31, 2004. At December 31, 2005 and 2004 had this investment been consolidated, this would not have affected net income or shareholders’ equity under U.S. GAAP. Additionally, in accounting for goodwill, test for impairment assets is performed at least annually or when events and circumstances indicate that the goodwill may be impaired and the undiscounted cash flows estimated to be generated by those assets, or the fair value of the reporting unit, are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value. If impairment occurs, any loss is measured by comparing the implied fair value of the goodwill to its net book value. The Company has performed such tests, and there was no evidence of impairment related to goodwill.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

The Company also has tested the equity investments at CBD for impairment, accordingly to the APB 18, and we have not found evidences of impairment related to the equity investments

Under Brazilian GAAP, the assets contributed to the joint venture were recorded at fair value and goodwill was created, as described in Note 9 (c). Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the amortization of goodwill recorded for Brazilian GAAP purposes of R$ 67,607 for 2005 and R$ 50,682 for 2004. The Company’s carrying amount of its investment in Sendas Distribuidora at the date of the joint venture formation was R$ 141,732, while its 50% interest in the net assets of the joint venture was a negative amount of R$ 91,738. This difference is accounted for as goodwill in accordance with APB 18 and will not be amortized, in accordance with FAS 142, but will be assessed for impairment on an annual basis. The Company determined that there was no impairment for 2005.

The Sendas Distribuidora condensed balance sheets and condensed statements of income in accordance with U.S. GAAP are as follows:

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

Condensed balance sheets
	As of December 31

	2005	2004

Assets
Current assets
Cash and cash equivalents	148,045	136,920
Accounts receivable, net	70,897	100,571
Inventories	211,167	214,074
Recoverable taxes	13,478	9,582
Others	52,024	29,456

Total current assets	495,611	490,603

Property and equipment, net	460,702	466,489

Other non-current assets
Customer credit financing	-	658
Other receivables	127,712	125,520
Deferred Income Tax	6,025	47,802
Others	30,999	4,838

	164,736	178,818

Total assets	1,121,049	1,135,910

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

Condensed balance sheets

	As of December 31

	2005	2004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers	356,544	327,108
Loans and financing	45,108	533,958
Capital lease obligations	360	2,415
Deferred income tax	39,691	17,232
Taxes, other than on income	16,088	15,663
Related parties	175,166	43,852
Others	64,366	52,356

Total current liabilities	697,323	992,584

Long-term liabilities
Loans and financing	666,407	34,098
Capital lease obligations	6,097	93,936
Debentures	-	123,063
Accrued liability for legal proceedings	2,679	909

Total long-term liabilities	675,183	252,006

Shareholders' equity	(251,457)	(108,680)

Total liabilities and shareholders' equity	1,121,049	1,135,910

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

Condensed statement of income

	At December 31

	2005	2004

Gross sales	3,329,065	3,018,959
Sales and value-added tax	(462,468)	(446,232)

Net sales revenue	2,866,597	2,572,727

Cost of sales	(2,032,852)	(1,835,034)

Gross profit	833,745	737,693

Selling, general and administrative expenses	(702,503)	(668,748)
Depreciation and amortization	(56,100)	(38,787)
Other operating income, net	(4,975)	(10,311)

Operating income	70,167	19,847

Non-operating income (expenses)
Financial income and expenses	(150,008)	(110,031)

Income before income taxes	(79,841)	(90,184)

Income tax benefit (expense)
Deferred	(64,236)	30,570

Net (loss) income	(144,077)	(59,614)

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

d) Consolidation of CBD Tech

Under Brazilian GAAP, the investments in CBD Tech have not been consolidated and include foreign exchange gain or losses in the equity in results.

For U.S. GAAP the investment in CBD Tech was fully amortized as of December 31, 2003. Net income for the years ended December 31, 2004 and 2003, was increased by R$ 10,172 and R$ 3,253, respectively, to eliminate the equity in results and foreign exchange gain or losses.

e) Cash consideration received from vendors

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

The Company recognized as at December 31, 2004 that it had not applied the provisions of EITF 02-16 in relation to the recording of cash consideration received from vendors in 2003 and consequently restated the U.S. GAAP financial information to take account of these effects as of December 31, 2003 and for the year then ended by charging R$ (40,968) (before tax effects) to Cost of sales (Note 22 (t) (ii)).

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

e) Cash consideration received from vendors (Continued)

For purposes of the U.S. GAAP reconciliation, shareholders' equity in 2004 was decreased by R$ 25,190, before tax effects, respectively. Income for the year ended 2004, was increased by R$ 15,778. In addition, the Company decided, beginning at January 1, 2005, to change the accounting treatment used for cash consideration received from vendors in Brazilian GAAP to the same required under US GAAP.

f) Property and equipment

(i) Capitalized interest on construction in progress

As from January 1, 1997, Brazilian GAAP permits interest on loans identified to be used to finance assets under construction to be capitalized.

Under U.S. GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of stores is recognized as part of the cost of the related assets. Capitalized interest should be depreciated over the useful life of the assets.

For purposes of the reconciliation, shareholders’ equity was reduced by R$ 10,262 in 2005 and R$ 11,294 in 2004 to reflect such adjustments, net of amortization, to comply with U.S. GAAP. These adjustments reduced depreciation charges by R$ 1,032, R$ 1,637 and R$ 1,852 in 2005, 2004 and 2003, respectively.

Additionally, in accounting for long-lived assets, The Company makes assumptions about the expected useful lives of our assets and the potential for impairment. Long-lived assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value. As the Company continues to have positive cash flow, no impairment related to long-lived assets was identified.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

f) Property and equipment (Continued)

(ii) Leasehold improvements

Leasehold improvements were amortized over the shorter of the estimated useful lives of the assets or the lease terms. Until 2004, under Brazilian GAAP, the lease term takes into consideration the lease renewal periods and the Company’s expectation that renewals will occur.

In 2005, Brazilian Accounting Standard NBC T 19.5 – Depreciation, Amortization and Depletion was issued and approved by Resolution No. 1027/05 by the Federal Accounting Council, which changed, among other things, the leasehold improvement amortization criteria. This rule is effective as from 2006; however, as the Company was recommended to adopt it for 2005, the Company anticipated the recognition of its effects already in the current year.

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

Accordingly, for purposes of U. S. GAAP, the Company revised as at December 31, 2004, the accounting treatment for the amortization of leasehold improvements and adjusted its accounting retroactively to December 31, 2001, reducing property and equipment, net balances by R$ 7,513, before tax effects, to amortize the leasehold improvements over the estimated useful lives of the assets or the primary lease terms of the respective leases including exercised options, whichever is shorter. The modification was effected to take into account lease renewal options which had been contractually agreed with the lessor or when renewal was at the sole discretion of the Company; previously such period had included the expected lease extension term which was not fully assured by contract or by law.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

f) Property and equipment (Continued)

(ii) Leasehold improvements (Continued)

The amortization charges for the years ended December 31, 2003 was restated to increase the charges by R$ 15,456, before tax effects. For U.S. GAAP purposes, the amortization of leasehold improvements decreased the shareholders’ equity as of December 31, 2004 and net income for the year ended December 31, 2004 in the amount of R$ 51,677 and R$ 19,325, respectively. At December 31, 2005 this amount was reversed because there is no difference between Brazilian GAAP and US GAAP due to the Company’s change in accounting policy in 2005.

g) Deferred charges

Brazilian GAAP permits deferral of certain pre-operating expenses incurred in the construction or expansion of a store before it begins operations, research and development expenditure and other items which are recorded at cost and amortized over a period of five years. Following a significant devaluation of the Brazilian real in 1999, the net foreign exchange losses were deferred and amortized over four years until December 31, 2003.

For U.S. GAAP purposes, the deferred charges which do not meet the conditions established for deferral and, accordingly, have been charged to the income statement.

For the purposes of the U.S. GAAP reconciliation, shareholders' equity was decreased by R$ 61,691 and R$ 26,172, at December 31, 2005 and 2004, respectively, due to deferred charges adjustments, net. These amounts generated increases (decreases) in income of R$ (35,519), R$ 36,221 and R$ 42,819 in 2005, 2004 and 2003, respectively.

A breakdown of the adjustments into net income for the years presented is set forth in the following table:

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

g) Deferred charges (Continued)

	2005	2004	2003

Reversal of amortization of deferred charges under Brazilian GAAP
Pre-operating expenses and other	(10,002)	36,221	38,341
Initial fee of sales lease back transation (note 22(i))	(25,517)	-	-
Foreign exchange losses	-	-	4,478

	(35,519)	36,221	42,819

The deferred charges under Brazilian GAAP include pre-operating expenses in the amount of R$ 17,352 as of December 31, 2004 and amortization of deferred charges in the amount of R$ 2,041. The net amount of R$ 15,311, at December 31, 2004, was charged to net income and shareholders’ equity under U.S.GAAP.

h) Leases

Under Brazilian GAAP, leases normally are treated for accounting purposes as operating leases and the expense is recognized when each lease installment when incurred.

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

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was reduced by a net amount of R$ 9,573 and R$ 10,907, at December 31, 2005 and 2004, comprising adjustments from properties and equipments under capital lease (R$ 28,477 and R$ 33,548 in December 31, 2005 and 2004, respectively) and the related capital lease obligations (R$ 38,050 and R$ 44,455 in December 31, 2005 and 2004, respectively). These amounts increased income in 2005, 2004 and 2003 respectively by R$ 1,334, R$ 1,138 and R$ 17,381.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Sale-lease back

Under Brazilian GAAP, as further described in Note 10, the Company concluded on October 3, 2005 the sale of 60 properties to the Península Fund for R$ 1,029,000. The net book value of the properties was R$ 1,017,575, consequently the transaction result in a gain of R$ 11,425 recognized as non-operating income. The properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each. The Company paid R$ 25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract, which it was recorded as deferred charges and it is being amortized through the lease agreement of the related stores.

Under US GAAP, in accordance with SFAS 98 – Accounting for Leases requires that in order to qualify for sale-leaseback accounting, the contract’s terms and provisions must transfer all of the other risks and rewards of ownership, as demonstrated by the absence of any other continuing involvement by the seller-lessee, among other factors. Pursuant to the agreement of this transaction, CBD and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend. Therefore, this transaction does not classify for sale leaseback accounting and it was accounted as a financing arrangement as described in SFAS 98, paragraph 34.

Consequently, under US GAAP, the company adjusted the properties sold to fair value of R$ 1,023,927, which it was the same amount of the liability assumed by the company at present value and resulted in a deferred gain of R$ 4,780, outcome from disposal of some stores, which it is being recognized in twenty years. In addition, for calculation of the minimal lease payments it was considered the initial fee of R$ 25,517. The annual interest rate used in the calculation was 21.8% .

Under U.S. GAAP, the net amount of assets depreciation and liabilities amortization in 2005 result in a decrease of net income and shareholders equity of R$ 9,154, which can be summarized as described below:

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Sale Lease Back (Continued)

			Deferred
	Asset	Liability	Gains

Inception	1,023,927	(1,023,927)
Deferred gains			(4,780)
Depreciation	(9,992)
Amortization		5,558	60

Closed balance	1,013,935	(1,018,369)	(4,720)

Depreciation	(9,992)
Non operating income	(4,720)
Financial expenses	5,558

	(9,154)

j) Derivative and other financial instruments

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

The Company enters into cross-currency and interest rate swaps to mitigate foreign exchange risk on U.S. dollar denominated fixed interest debt. Under U.S. GAAP the realized and unrealized gains and losses on the swap agreements used to manage risks

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

j) Derivative and other financial instruments (Continued)

related to foreign currency cash flow exposures are reported in the statement of income and included in the amounts reported in "Financial expense - interest expense".

At December 31, 2005, the Company has cross-currency and interest rate swaps outstanding of which the fair value asset (liability) amount was R$ 146,348 (2004 – R$ 126,879).

The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of December 31, 2005, the U.S. dollar-denominated short-term and long-term debt balances of R$ 540,743 (2004 – R$ 1,647,398), include financings of R$ 529,428 (2004 – R$ 1,639,341) at weighted average interest rates of 5.9% per annum (2004 – 4.5%) which were covered by floating rate swaps, linked to a percentage of an interbank variable interest rate (CDI), in Brazilian reais, accruing an average weighted rate of 103.8% of CDI (2004 – 103.4% of CDI). Pursuant to EITF No. 02-02, the amount of R$ 176,945 (2004 – R$ 573,935) was treated on a combined basis as though the loans were originally denominated in reais and linked to a percentage of CDI.

At December 31, 2005 the notional amounts of the cross-currency and interest rate swaps and the fair market value amounts were as follows:

	2005			2004

	Notional			Notional
	outstanding	Fair market value (*)		outstanding	Fair market value (*)

	amount	Asset	Liability	amount	Asset	Liability

Cross-currency interest rate swaps	318,740	-	146,348	513,585	-	126,879

		-	146,348		-	126,879

Current liabilities		-	-		-	429
Long-term liabilities		-	146,348		-	126,450

(*) Fair market value gain (loss) under outstanding cross-currency and interest rate swaps.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

j) Derivative and other financial instruments (Continued)

The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives.

The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. For U.S.GAAP, gains (losses) from derivative activities totaled R$ 9, R$ (39,234) and R$ 76,008 in the years ended December 31, 2005, 2004 and 2003, respectively, and are included in "Financial expense - interest expense" and the amounts of R$ 644 and R$ 635 in the shareholders’ equity in 2005 and 2004, respectively.

k) Put options

On November 30, 2004, the shareholders of Sendas Distribuidora and the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million) in Sendas Distribuidora (see note 9(c)). According to the agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised from October 25, 2007.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD, which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase. The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora shares results in more than the value of three billion shares of CBD, the Company will pay the difference in cash. Additionally, in case of a gridlock or AIG have failed to exercise his Put Option until October 25th, 2008, at its sole discretion CBD shall have the right to demand from the AIG the sale, transfer and alienation in favor of CBD of all of the Sendas Distribuidora’s Preferred Shares.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

k) Put options (Continued)

Under US GAAP, per EITF 00-6 and the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. The Company calculated the fair value of the put option regarding the agreement mentioned above, through a Black & Scholes model, and recognized R$ 5,204 as a liability against financial expenses in 2005.

Under Brazilian GAAP, there is no specific statement regarding for certain financial instruments with characteristics of both liabilities and equity.

l) Deferred gain on FIC Transaction

As further described in Note 9 (d), the Company formed a strategic alliance with Itaú. The deal was effected through a series of transactions whereby the Company received R$ 380,444 in cash and the Company then made a cash capital contribution of R$ 75,000 to Miravalles. Pursuant to the joint venture agreement, R$ 152,500 was placed into a restricted account controlled by Itaú and the funds were to be released as certain performance milestones are achieved.

Under Brazilian GAAP, as further detailed in Note 9 (d), the Company recognized a total gain of R$ 205,028, wrote off certain assets related to the start-up costs of the operations and certain intangible related to customer list in the amount of R$ 53,703.

Under U.S. GAAP, this transaction resulted in gain recognition of R$ 152,944, and a deferred gain of R$ 83,449 at December 31, 2005 and R$ 152,500 at December 31, 2004, related to the funds held in escrow and which are subject to milestone performance.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

l) Deferred gain on FIC Transaction (Continued)

Additionally, under U.S. GAAP, the basis of the investment in the joint venture is deemed to be zero. Under APB 18, this difference of R$ 75,000 from the underlying equity in the net assets of the investee is recognized as a deferred credit and will be amortized into income using the straight line method over 5 years. The Company recognized amortization of R$ 15,000 in 2005 and R$ 2,500 in 2004.

Therefore, this transaction resulted in a total net decrease of gain of R$ 21,665 at December 31, 2005 and R$ 49,584 in 2004; shareholders equity was decreased by R$ 71,249 and R$ 49,584 in 2005 and 2004, respectively.

Under U.S. GAAP, the interest in Miravalles Empreendimentos e Participações S.A. has been recorded under the equity method considering the 50% ownership of sharing. The differences between Brazilian GAAP and US GAAP on the investment on Miravalles generated a loss on equity pick-up of R$ 10,863 at December 31, 2005.

The Company analysed this investment for impairment in accordance with APB 18 and concluded there is no impairment at December 31, 2005.

On December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied the restriction on the cash were eliminated but the company still has performance obligations, and therefore, under US GAAP, it will continue to defer the gains until the performance obligations are met.

m) Earnings per share

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

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Earnings per share (Continued)

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

From 1997 to 2000, the Company issued debentures convertible into preferred shares. For convertible securities, diluted earnings per share should be calculated using the "if-converted" method, i.e., as if the debentures had been converted to shares at the beginning of the period. As the effects of applying the "if-converted" method are antidilutive, considering the interest expense (net of tax and nondiscretionary adjustment) which would be avoided if converted, diluted earnings per share are not affected by the convertible securities.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Earnings per share (Continued)

The Company has issued employee stock options (Note 18(f)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options. During 1999, the Company issued share warrants giving the holder the right to subscribe capital from August 31, 2001 over a period of two to three years. As the effects of applying the treasury stock method are antidilutive, diluted earnings per share are not affected by the share warrants. These warrants expired in August 2004.

The impact in earnings per share of the put options, pursuant to the agreement between CBD and AIG, as previously mentioned in Note 9 (c) ii, for the year ended December 31, 2005 is not significant.

The basic and diluted earnings per shares for the years ended December 31, 2004 and 2003, as previously reported, are stated in Note 22(t).

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented:

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Earnings per share (Continued)

	Year ended December 31, 2005			Year ended December 31, 2004

	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividends proposed	33,753	28,300	62,053	41,360	47,699	89,059
Actual dividends declared	-	-	-	25,446	29,346	54,792
Basic allocated undistributed earnings	113,436	95,113	208,549	160,241	184,799	345,040

Allocated net income available for
common and preferred shareholders	147,189	123,413	270,602	227,047	261,844	488,891

Basic denominator (in thousands of
shares)
Weighted-average number of shares	59,058,731	54,470,693	113,529,424	50,032,630	63,470,811	113,503,441

Basic earnings per thousand
shares – U.S. GAAP (R$)	2.49	2.27		4.54	4.13

Diluted numerator
Actual dividends proposed	33,797	28,256	62,053	41,404	47,655	89,059
Actual dividends declared	-	-	-	25,473	29,319	54,792
Diluted allocated undistributed earnings	113,586	94,963	208,549	160,411	184,629	345,040

Allocated net income available for
common and preferred shareholders	147,383	123,219	270,602	227,288	261,603	488,891

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	59,058,731	54,470,693	113,529,424	50,032,630	63,470,811	113,503,441
Put options	7,212		7,212	7,577	-	7,577
Stock options	163,869	-	163,869	91,979	-	91,979

Diluted weighted-average number of
shares	59,229,812	54,470,693	113,700,505	50,132,186	63,470,811	113,602,997

Diluted earnings per thousand
shares – U.S. GAAP (R$)	2.49	2.26		4.53	4.12

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Earnings per share (Continued)

	Year ended December 31, 2003

	Preferred	Common	Total

Basic numerator
Actual dividends declared	27,514	31,927	59,441
Basic allocated undistributed earnings	108,195	125,549	233,744

Allocated net income available for
common and preferred shareholders	135,709	157,476	293,185

Basic denominator (in thousands of
shares)
Weighted-average number of shares	49,725,151	63,470,811	113,195,962

Basic earnings per thousand
shares – U.S. GAAP (R$)	2.73	2.48

Diluted numerator
Actual dividends declared	27,592	31,849	59,441
Diluted allocated undistributed earnings	108,502	125,242	233,744

Allocated net income available for
common and preferred shareholders	136,094	157,091	293,185

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	49,725,151	63,470,811	113,195,962
Stock options	263,557	-	263,557

Diluted weighted-average number of
shares	49,988,708	63,470,811	113,459,519

Diluted earnings per thousand
shares – U.S. GAAP (R$)	2.72	2.48

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

n) Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered in a period of up to ten years.

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

Additionally, the Company recognized the deferred tax effects related to the temporary differences generated by U.S.GAAP adjustments. This resulted in a deferred income tax benefit (expenses) of R$ (32,505), R$ 38,019 and R$ (40,949) in 2005, 2004 and 2003, respectively, and the effect in shareholders’ equity is R$ (6,195) and R$ 26,310 in 2005 and 2004, respectively.

o) Provision for dividends and interest on shareholders’ equity

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements, subject to the approval by shareholders' meeting.

In 2005 and 2004, respectively, the minimum mandatory dividend of R$ 62,053 and R$ 89,059 were provided as a liability in the U.S. GAAP financial statements.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

p) Comprehensive income

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

q) Stock-based compensation

Under Brazilian GAAP, the rights to acquire the Company’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through to the exercise date. Under variable plan accounting, periodic changes in the differences between the market price of the Company’s stock and the exercise prices of the outstanding options are recognized as compensation expense, charged ratably over a period of the expected average terms of four years from grant-date, the period over which the employee services are rendered. In addition, under U.S. GAAP pro forma disclosures of net income and earnings per share (Note 22 (v) (ii)) are presented under the fair value method of accounting. Under this method, fair value is determined using a pricing model (Black-Scholes) which takes into account the stock price at the grant date, the purchase price, the expected life of the award, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the award.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Stock-based compensation (Continued)

For purposes of the U.S. GAAP reconciliation, additional charges for compensation expenses were recognized under U.S. GAAP in the amounts of R$ 10,490, R$ 2,019 and R$ 3,848 in 2005, 2004 and 2003, respectively.

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

Net sales revenues from external customers from the retail trade segment totaled R$ 10,314,010, R$ 9,752,174 and R$ 10,551,781 in the years ended December 31, 2005, 2004 and 2003, respectively. Revenues from external customers from other segments totaled were R$ 232,788, R$ 240,116 and R$ 254,558 in the years ended December 31, 2005, 2004 and 2003.

s) Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from U.S. GAAP.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

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

(iii) Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts are classified as operating expenses in accordance with U.S. GAAP. Employee profit sharing expenses recorded in 2005 and 2004 totaled R$ 14,453, R$ 14,317, respectively.

(iv) Under Brazilian GAAP, equity in results of investees is recognized as operating income in the statement of income. Under U.S. GAAP equity in results of investees is classified in the statement of income as non-operating item.

(v) Under Brazilian GAAP, cash consideration received from vendors is recorded as a reduction of cost of sales on operating expenses. Under U.S. GAAP, cash consideration received from vendors related to payment for services delivered to a vendor would be recorded as other income, which totaled R$ 147,248, R$ 101,761 and R$ 114,517 in the years ended December 31, 2005, 2004 and 2003, respectively. Under U.S. GAAP, reimbursements of advertising expense incurred by the Company to sell the vendors’ products should be characterized as a reduction of that expense. The amount of R$ 123,720, R$ 61,101 and R$ 48,917 for the years ended December 31, 2005, 2004 and 2003, respectively, would be classified as a reduction of selling, general and administrative expenses.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

s) Classification of statement of income line items (Continued)

The reclassifications are summarized as follows:

(vi) Under U.S. GAAP, goodwill recorded at investments and on merged companies within deferred charges would be reclassified to goodwill accordingly to its nature;

(vii) Under U.S. GAAP, deferred tax assets and liabilities would be netted and classified as current or non-current based on the classification of the underlying temporary difference.

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Subsequent to the issuance of the financial statements for the year ended December 31, 2003, the Company’s management corrected at December 31, 2004 its accounting for leasehold improvements to amortize the leasehold improvements over the estimated useful lives of the assets or the primary lease terms of the respective lease including options exercisable at the sole discretion of the Company, whichever is shorter. Consequently, net income for the year ended December 31, 2003, was decreased by R$ 11,592, net of taxes effects (Note 22(f)(ii)). Additionally, the Company recognized that it had not applied the provisions of EITF 02-16 in relation to the recording of cash consideration received from vendors in 2003 and consequently has restated net income for the year ended December 31, 2003 reducing net income by R$ 30,726, net of tax effects (Note 22(e)).

The U.S.GAAP financial information for the year ended December 31, 2003 were restated to reflect this adjustment.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

The correction of the adjustments from the accounting treatment for cash consideration received from vendors and amortization of leasehold improvements resulted in the following additional charges, net of tax effects:

	Before tax		Net of tax
	effects	Tax effects	effects

Net income for the year ended December 31, 2003
Cash consideration received from vendors	(40,968)	10,242	(30,726)
Leasehold improvements	(15,456)	3,864	(11,592)

	(56,424)	14,106	(42,318)

	As previously
	reported	Adjustment	As restated

Net income for the year ended December 31, 2003	335,503	(42,318)	293,185
Earnings per thousand shares
Basic - preferred shares	3.12	(0.39)	2.73
Basic - common shares	2.84	(0.36)	2.48
Diluted - preferred shares	3.11	(0.39)	2.72
Diluted - commons shares	2.84	(0.36)	2.48

Shareholders' equity and net income, adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP, are as follows:

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(i) Shareholders’ equity

	2005	2004

As reported in the accompanying financial statements under Brazilian GAAP	4,252,372	4,050,990

Additional indexation of permanent assets for 1996 and 1997	88,621	137,366
Depreciation and disposal of additional indexation of permanent assets for 1996 and 1997	(72,869)	(84,222)
Business combinations adjustments	96,972	(12,366)
Equity results
Sendas Distribuidora	(40,874)	2,229
Miravalles Empreendimentos	(10,863)	-
Cash consideration received from vendors	-	(25,190)
Capitalized interest	(10,262)	(11,294)
Leasehold improvements	-	(51,677)
Deferred charges, net	(61,691)	(26,172)
Capital leases
Property and equipment under capital lease	28,477	33,548
Capital lease obligations	(38,050)	(44,455)
Sale lease back	(9,154)	-
Derivative instruments	644	635
Put options	(5,204)	-
Deferred gain on FIC transaction	(71,249)	(49,584)
Prepaid expenses and other	7,291	(23,636)
Deferred income taxes on adjustments above	(6,195)	26,310

Shareholders' equity under U.S. GAAP	4,147,966	3,922,482

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(ii) Net income

	Year ended December 31

	2005	2004	2003

			(as restated)
As reported in the accompanying financial statements under
Brazilian GAAP	256,990	369,830	225,545
Depreciation and disposal of additional indexation of
permanent assets for 1996 and 1997	(37,392)	(2,156)	(4,198)
Business combinations adjustments	109,338	157,251	31,409
Equity results
Sendas Distribuidora	(43,103)	2,229	-
Miravalles Empreendimentos	(10,863)	-	-
Consolidation of CBD Tech	-	10,172	3,253
Cash consideration received from vendors	25,190	15,778	(40,968)
Capitalized interest	1,032	1,637	1,852
Leasehold improvements	51,677	(19,325)	(15,456)
Deferred charges, net	(35,519)	36,221	42,819
Capital leases	1,334	1,138	17,381
Sale lease back	(9,154)	-	-
Derivative instruments	9	(39,234)	76,008
Put options	(5,204)	-	-
Deferred gain on FIC transaction	(21,665)	(49,584)	-
Prepaid expenses and other	30,927	(31,066)	337
Compensation expense from stock ownership plan	(10,490)	(2,019)	(3,848)
Deferred income taxes on adjustments above	(32,505)	38,019	(40,949)

Net income under U.S. GAAP	270,602	488,891	293,185

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	Year ended December 31

	2005	2004	2003

			(as restaded)

Shareholders' equity under U.S. GAAP at
beginning of the year	3,922,482	3,573,626	3,330,405
Capital increase	6,445	1,797	5,629
Net income for the year	270,602	488,891	293,185
Additional paid-in capital	10,490	2,019	3,848
Dividends	(62,053)	(143,851)	(59,441)

Shareholders' equity under U.S. GAAP at end of the year	4,147,966	3,922,482	3,573,626

Net income for the year	270,602	488,891	293,185

Comprehensive Income	270,602	488,891	293,185

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Condensed U.S. GAAP

i) Balance sheet

	Year ended December 31

	2005	2004

Assets
Current assets
Cash and cash equivalents	1.562.792	968.599
Marketable securities	-	73.931
Accounts receivable, net	1.133.670	1.099.996
Inventories	904.119	847.488
Recoverable taxes	462.758	511.496
Others	396.369	247.259

Total current assets	4.459.708	3.748.769

Property and equipment, net	4.457.701	4.078.043
Goodwill and other acquired intangible assets, net	649.871	646.216
Investments including goodwill	81.805	137.091

Other non-current assets
Customer credit financing	30.941	18.882
Other receivables	165.817	137.572
Deferred income tax, net	281.685	375.145
Others	386.174	254.657

	864.617	786.256

Total assets	10.513.702	9.396.375

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Condensed U.S. GAAP (Continued)

i) Balance sheet (Continued)

	Year ended December 31

	2005	2004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers	1,349,087	1,219,444
Loans and financing	394,531	758,101
Capital lease obligations	22,493	22,087
Taxes, other than on income	57,156	38,954
Dividens proposed	62,053	89,059
Others	275,180	195,081

Total current liabilities	2,160,500	2,322,726

Long-term liabilities
Loans and financing	951,861	1,255,312
Sale lease-back obligations	1,009,212	-
Capital lease obligations	24,714	22,368
Mandatorily redeemable equity interest
in securitization fund	738,612	617,126
Taxes, other than on income	313,471	331,841
Accrued liability for legal proceedings	1,074,232	921,415
Others	93,134	3,105

Total long-term liabilities	4,205,236	3,151,167

Shareholders' equity	4,147,966	3,922,482

Total liabilities and shareholders' equity	10,513,702	9,396,375

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Condensed U.S. GAAP (Continued)

ii) Income statement

	Year ended December 31

	2005	2004	2003

			As restated

Gross sales	12,791,898	12,278,487	12,788,363
Sales and value-added tax	(2,245,099)	(2,286,197)	(1,982,024)

Net sales revenue	10,546,799	9,992,290	10,806,339

Cost of sales	(7,369,095)	(7,109,221)	(7,919,742)

Gross profit	3,177,704	2,883,069	2,886,597

Selling, general and administrative expenses	(2,353,301)	(2,098,984)	(2,187,429)
Depreciation and amortization	(327,318)	(223,676)	(433,864)
Other operating income, net	104,034	142,766	119,784

Operating income	601,119	703,175	385,088

Non-operating income (expenses)
Equity	(99,091)	(22,368)	-
Financial income and (expenses)	(88,850)	(240,853)	(60,675)

Income before income taxes	413,178	439,954	324,413

Income tax benefit (expense)
Current	(133,861)	(39,043)	(31,399)
Deferred	(8,715)	87,980	171

	(142,576)	48,937	(31,228)

Net income	270,602	488,891	293,185

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Condensed U.S. GAAP (Continued)

iii) Cash flows

	Year ended December 31

	2005	2004	2003

			As restated
Cash flows from operanting activities
Net income	270,602	488,891	293,185
Adjustments to reconcile net income to
Cash provided by operating activities
Depreciation and amortization	327,318	223,676	433,864
Loss (gains) on sale of property and
equipment	21,343	82,296	(1,617)
Stock based compensation	10,490	2,019	3,848
Deferred tax income tax (benefit) expense	8,715	(87,980)	(171)
Net gain from shareholders´ dilution	(80,811)	(298,831)	-
Equity result	99,091	22,368	-
Acrued interest	122,495	87,723	76,462
Provision for legal proceedings	50,035	125,548	-
Decrease (increase) in assets
Accounts receivable	(45,733)	(5,782)	37,429
Inventories	(56,631)	55,178	78,128
Recoverable taxes	52,408	(98,294)	(78,934)
Advances to suppliers and employees	(3,870)	12,040	(30,810)
Other	(53,662)	16,850	(65,276)
Increase (decrease) in liabilities
Accounts payable	129,643	145,109	(219,399)
Payroll and related charges	8,337	21,300	14,166
Taxes payable	(34,152)	(81,059)	18,040
Legal proceedings, net of
restricted deposits	(25,184)	(78,987)	110,930
Other	153,477	2,145	(18,081)

Net cash provided by opertaing activities	953,911	634,210	651,764

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Condensed U.S. GAAP (Continued)

iii) Cash flows (Continued)

	Year ended December 31

	2005	2004	2003

			As restated
Cash flows from investing activites
Realization of corporate shareholding	-	309,007	-
Property and equipment	(737,603)	(479,076)	(539,700)
Proceeds from sale of property and equipment	7,594	1,138	18,745
Proceeds from sale of intangible assets	-	-	300
Other	(19,182)	(118,008)	(84,371)

Net cash provided by (used in) investing activities	(749,191)	(286,939)	(605,026)

Cash flows from financing activities
Loans with original maturities
Issuances	292,592	840,009	1,215,679
Repayments	(849,212)	(1,267,585)	(1,761,850)
Subscription of FIDC quotas	-	119,986	400,000
Sales lease back	1,028,707	-	-
Dividends paid	(89,059)	(54,792)	(59,441)
Proceeds from stock options exercised	6,445	1,797	5,629

Net cash provided by (used in) financing activities	389,473	(360,585)	(199,983)

Net cash increase (decrease) in cash and cash equivalents	594,193	(13,314)	(153,245)
Cash and cash equivalents, beginning of year	968,599	981,913	1,135,158

Cash and cash equivalents, end of year	1,562,792	968,599	981,913

Cash paid during the year for
Interest (net of amount capitalized)	432,902	375,018	457,366
Income taxes	48,659	30,974	10,229

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information

(i) Leases

A significant portion of retail units are leased under operating lease agreements, and a few portion under capital lease generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial non-cancelable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2005, the effective rate of rentals was 1.69% (2004 – 1.59%, 2003 – 1.45%) of sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

Certain computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to non-cancelable capital and operating leases and imputed interest on capital leases as of December 31, 2005 are summarized below:

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(i) Leases (Continued)

		Sale	Operating
	Capital Lease	Lease-back	Lease

2006	17,150	89,085	165,705
2007	5,631	89,084	156,330
2008	4,657	89,085	132,936
2009	3,767	89,085	101,226
2010	3,767	89,084	67,420
Thereafter	78,399	1,915,764	156,630

Total minimum lease payments	113,371	2,361,187	780,247

Imputed interest	(75,321)	(1,342,818)

Present value of capitalized lease payments	38,050	1,018,369

Current portion	13,336	9,157
Long-term capitalized lease obligations	24,714	1,009,212

Net rental expense, included in selling, general and administrative expenses, consists of the following:

	2005	2004	2003

Minimum rentals	194,269	171,190	192,539
Contingent rentals	35,428	43,914	31,675
Sublease rentals	(37,355)	(34,608)	(37,649)

	192,342	180,496	186,565

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information

(ii) Stock option plan

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

In 1999, the Board of Directors approved a new issue of options convertible into 3,400,000 thousand preferred shares to be granted under the Plan. On March 31, 2000, the Company granted 305,975 thousand stock options with an exercise price of R$ 60.00 per thousand shares. On April 2, 2001, the Company granted 361,660 thousand stock options with an exercise price of R$ 64.00 per thousand shares. On March 15, 2002, the Company granted 412,600 thousand stock options with an exercise price of R$ 47.00 per thousand shares. On May 16, 2003, the Company granted 499,840 thousand stock options with an exercise price of R$ 40.00 per thousand shares. On April 30, 2004, the Company granted 431,110 thousand stock options with an exercise price of R$ 52.00 per thousand shares. On April 15, 2005, the Company granted 494,545 thousand stock options with an exercise price of R$ 52.00. The exercise prices are indexed by the IGP-M (General Price Index).

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(ii) Stock option plan (Continued)

	Capital
	increase	2005	2004	2003

Options outstanding at beginning of year		1,706,870	1,439,340	1,395,960
Options granted
Series 7 (granted on May 16, 2003)		-	-	499,840
Series 8 (granted on April 30, 2004)		-	431,110	-
Series 9 (granted on April 15, 2005)		494,545	-	-
Options exercised
Series 3 - December 17, 2003	R$ 5,629	-	-	(256,100)
Series 3 - March 26, 2004	R$ 1,797	-	(80,000)	-
Series 7 - May 16, 2003	R$ 6,445	(145,677)	-	-
Options forfeited		(197,430)	(83,580)	(129,760)
Options expired		(237,075)	-	(70,600)

Outstanding options granted at end of year		1,621,233	1,706,870	1,439,340

Share options available at end of year for future grants		1,928,429	1,988,469	2,335,999

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(ii) Stock option plan (Continued)

	2005	2004	2003

Range of year-end exercise prices for
outstanding options (R$ per thousand shares)	44.23-104.57	44.51-106.12	40.06-94.87

Weighted average grant-date exercise price of
options (R$ per thousand shares)	50.23	51.37	50.44

Weighted average grant-date quoted market
price of shares (R$ per thousand shares),
based on quoted market value at date granted	42.07	43.83	54.93

Weighted average exercisable at the end of the year
(R$ per thousand shares)	60.47	72.17	68.66

Weighted average expired during the year
(R$ per thousand shares)	55.59	50.23	40.16

Year-end quoted market price of shares at the end
of each year (R$ per thousand shares)	76.90	68.70	70.40

Compensation cost recognized for the year
ended December 31	10,490	2,019	3,848

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(ii) Stock option plan (Continued)

Disclosure for SFAS 123R
	2005	2004	2003

Weighted average grant-date fair value of options granted during the year	22.88	20.85	25.23

Exceeds the market price of the stock on the grant date
Weighted average exercise prices	52.00	52.00	-
Weighted average fair value of options	20.85	20.85	-

Less than the market price of the stock on the grant date
Weighted average exercise prices	50.57	67.32	48.35
Weighted average fair value of options	27.58	38.04	30.34

		Weighted
		average
		remaining
		contractual
Options in force	Outstanding	life

V Serie - April 2, 2001	239,600	0.01
VI Serie - March 15, 2002	273,850	0.05
VII Serie - May 16, 2003	273,968	0.69
VIII Serie - April 30, 2004	374,610	1.75
IX Serie - April 15, 2005	459,205	3.29

	1,621,233	2.53

The following table illustrates the effect on net income and earnings per thousand shares if the Company had applied the fair value method to its stock-based compensation, as required under the disclosure provisions of SFAS No. 123.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(ii) Stock option plan (Continued)

	Year ended December 31

	2005	2004	2003

			(as restated)

Net income – U.S. GAAP	270,602	488,891	293,185
Add: stock-based employee compensation
included in reported net income	10,490	2,019	3,848
Deduct: total stock-based employee
compensation expense determined under fair
value based method for all awards	(2,319)	(11,796)	(11,345)

Net income – pro forma	278,773	479,114	285,688

Earnings per thousand shares:
Basic – U.S. GAAP
Preferred	2.49	4.54	2.73
Common	2.27	4.13	2.48
Basic - pro forma
Preferred	2.57	4.45	2.66
Common	2.34	4.04	2.42

Diluted – U.S. GAAP
Preferred	2.49	4.53	2.72
Common	2.26	4.12	2.48
Diluted - pro forma
Preferred	2.57	4.44	2.65
Common	2.33	4.04	2.41

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model assuming: expected dividend yield of 1.46% in 2005, 2.20% in 2004 and 1.45% in 2003, expected volatility of approximately 38.9% in 2005, 38.38% in 2004 and 38.72% in 2003, weighted average risk-free interest rate of 9.19% in 2005, 8.64% in 2004 and 12.44% in 2003, and an expected average life of four years.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(iii) Major Non-cash Transactions

In 2005, the Company acquired equipment under capital lease agreements in the amount of R$ 2,793 (2004 – R$ 18,603 and 2003 – R$ 24,228).

x) Recently issued accounting pronouncements under U.S. GAAP

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This Statement amended FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

In February 2006, the FASB issued SFAS No. 155 Accounting for certain hybrid financial instruments—an amendment of FASB Statements No. 133 and 140. This Statement amended FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolved issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The effective date for fiscal years beginning after 15 September 2006.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. FAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

x) Recently issued accounting pronouncements under U.S. GAAP (Continued)

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

As permitted by SFAS 123 (R), the Company currently accounts for share-based payments to employees APB opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123 (R)’s fair value method will impact the Company’s results of operations, although it will not have a significant impact on the Company’s overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

22. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

x) Recently issued accounting pronouncements under U.S. GAAP (Continued)

However, had the Company adopted SFAS 123 (R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 22 v (ii).

23. Subsequent events

a) Minutes of the Board of Directors’ Meeting held on April 7, 2006

Approval of a capital increase, through issue of 101,400 preferred shares, with no par value, at subscription price of R$ 70.22 per thousand shares, totaling R$ 7,120. Accordingly, the Company capital increased from R$ 3,680,240 to R$ 3,687,360.

b) Annual/Extraordinary General Meeting held on April 27, 2006

The Company shareholders approved the following matters:

i) Allocation of net income for the year 2005, after setting up the legal reserve and income retention reserve, as follows:

    R$ 186,157 – Income retention reserve, namely:
    R$ 167,541 – Reserve for expansion (article 35 – paragraph 2 – Articles of Incorporation);
    R$ 18,616 – Capital budget (article 196 – paragraph 2 of Law 6404).

23. Subsequent events (Continued)

b) Annual/Extraordinary General Meeting held on April 27, 2006 (Continued)

ii) Capital increase, without new issue of shares, totaling R$ 267,178 referring to capitalization of funds provided from:

- Reserve for expansion, set up as approved in the General Meeting held on April 29, 2005, amounting to R$ 240,461.
- Income retention reserve on capital budget, amounting to R$ 26,717.

The Company capital increased from R$ 3,687,360 to R$ 3,954,538.

iii) The 2006 Investment Program, in the total amount of R$ 935,000, focusing on opening new stores, gas stations, drugstores, acquisitions of land, refurbishment and maintenance of the existing assets.

iv) Acquisition of the equity interest in subsidiary Cipal, by absorbing its relevant assets and liabilities without any impact on the shareholders’ equity of the Company. The acquisition is based on the balance sheet as of March 31, 2006 (merger base date), presented in the appraisal reports of independent experts (Magalhães Andrade S/S Auditores Independentes), as follows:

Assets		Liabilities
Current assets	6,571	Current liabilities	7,697
Noncurrent assets	5,612	Noncurrent liabilities	7,266
Property and equipment	7,588	Shareholders' equity	4,908

Investment	100

Total	19,871	Total	19,871

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders
Miravalles Empreendimentos e Participações S.A.

We have audited the accompanying consolidated balance sheets as of December 31, 2005 and 2004 and the related consolidated statements of income, of changes in shareholders' equity and of changes in financial position of Miravalles Empreendimentos e Participações S.A. and its subsidiaries for the year ended December 31, 2005 and for the period from July 20, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Miravalles Empreendimentos e Participações S.A. and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations, the changes in shareholders' equity and the changes in their financial position for the year ended December 31, 2005 and for the period from July 20, 2004 to December 31, 2004 in conformity with accounting practices adopted in Brazil.

Our audits were conducted for the purpose of forming an opinion on the primary financial statements, taken as a whole. The statements of cash flows are presented for purposes of additional analysis and are not a required part of the primary financial statements. This information has been subjected to the auditing procedures applied in the audit of the primary financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers	São Paulo, Brazil
Auditores Independentes	June 22, 2006

A - 1

Report of Independent Registered Public Accounting Firm

To the Quotaholders and the Manager
Pão de Açúcar Fundo de Investimento em Direitos Creditórios
(Managed by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities)

1
We have audited the accompanying statement of composition and diversification of portfolio investments of Pão de Açúcar Fundo de Investimento em Direitos Creditórios (the "Fund") as of December 31, 2005 and the statement of changes in net assets for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2
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

3
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pão de Açúcar Fundo de Investimento em Direitos Creditórios as of December 31, 2005, and the results of its operations and the statement of changes in net assets for the years ended December 31, 2005 and 2004 in conformity with accounting practices adopted in Brazil.

4
Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statements of cash flows which provide supplemental information about the Fund are not a required component of the financial statements. We applied the same audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2005 and 2004 and, in our opinion; they are fairly stated in all material respects in relation to the financial statements taken as a whole.

5
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the "Summary of Principal Differences between Brazilian GAAP and U.S. GAAP" note to the financial statements.

PricewaterhouseCoopers	São Paulo, Brazil
Auditores Independentes	June 23, 2006

B - 1

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Cássio Casseb Lima

Name: Cássio Casseb Lima
Title: Chief Executive Officer

By:	/s/ Enéas César Pestana Neto

Name: Enéas César Pestana Neto
Title: Administrative Financial Officer

Dated: June 27, 2006

Exhibit Index

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended

4(b)(2)
2nd Addendum to and Restatement of the Shareholders Agreement of Sendas Distribuidora S.A. dated September 16, 2005, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açucar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abílio dos Santos Diniz.

4(b)(10)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.

4(b)(11)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Administrative Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Administrative Financial Officer