Form 20-F
period 2006-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2007-06-28
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
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
None.
_____________________________
The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO as of December 31, 2006 was:
49,839,925,688 Common Shares, no par value per share
63,931,452,745 Preferred Shares, no par value per share
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

Page

PART I

INTRODUCTION

     All references in this annual report to (i) “CBD,” “we,” “us,” “our” or “Company” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, in each case without par value. All references to “ADSs” are to American depositary shares, each representing 1,000 preferred shares. All references herein to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. All references to “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars.

     At June 25, 2007, the commercial market rate for purchasing U.S. dollars was R$ 1.9379 to U.S.$ 1.00.

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

     Brazilian GAAP differs in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For more information about the differences between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 24 to our consolidated financial statements. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in “Item 3D—Key Information — Risk Factors,” “Item 4B—Information on the Company—Business Overview” and “Item 5—Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

  our ability to sustain or improve our performance,

  competition in the Brazilian retail food industry,

  government regulation and tax matters,

  adverse legal or regulatory disputes or proceedings,

  credit and other risks of lending and investment activities,

  changes in regional, national and international business and economic conditions and inflation, and other risk factors as set forth under “Item 3D. Key Information — Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     3A. Selected Financial Data

     The following table presents our selected financial data as of the dates and for each of the periods indicated. The selected financial data at December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, 2005 and 2004 have been derived from our consolidated financial statements prepared under Brazilian GAAP and included in this annual report. The selected financial information at December 31, 2004, 2003 and 2002 and for each of the two years ended December 31, 2003 and 2002 have been derived from our consolidated financial statements prepared under Brazilian GAAP that are not included in this annual report.

	At and for the Year Ended December 31,

	2006	2005	2004	2003	2002

	(millions of R$, except share, per share and per ADS Amounts)
Statement of operations data
Brazilian GAAP:
Net sales revenue	13,880.4	13,413.4	12,565.0	10,806.4	9,454.7
Cost of sales	(9,963.0)	(9,438.1)	(8,891.5)	(7,764.3)	(6,809.6)

Gross profit	3,917.4	3,975.3	3,673.5	3,042.1	2,645.1
Selling, general and administrative expenses	(3,031.0)	(2,868.8)	(2,690.1)	(2,183.6)	(1,935.3)
Depreciation and amortization	(547.9)	(625.3)	(489.6)	(454.3)	(413.6)
Financial income	382.8	446.7	330.3	575.3	438.7
Financial expenses	(603.4)	(683.5)	(618.3)	(760.1)	(601.7)
Equity results	(53.2)	(16.2)	5.3	(8.8)	(10.4)

Operating income	64.7	228.2	211.1	210.6	122.8
Non-operating income, net	(323.2)	32.1	80.3	5.2	4.5
Income before income taxes	(258.5)	260.3	291.4	215.8	127.3
Income tax (expense) benefit:
Current	(92.2)	(133.9)	(39.0)	(31.4)	(34.9)
Deferred	90.7	80.9	88.5	41.1	152.7
Employee profit sharing	(13.4)	(14.5)	(14.3)	0.0	0.0
Minority interest	359.0	64.2	43.2	0.0	0.0

Net income	85.6	257.0	369.8	225.5	245.1

Number of shares outstanding at year end (in thousands):
Preferred shares	63,931,453	63,827,990	50,051,428	49,971,428	49,715,328
Common shares	49,839,926	49,839,926	63,470,811	63,470,811	63,470,811

Net income per thousand shares at year end (1)	0.75	2.26	3.26	1.99	2.17
Net income per ADS at year end (1)	0.75	2.26	3.26	1.99	2.17

U.S. GAAP:
Net income (5)	14.5	270.6	488.9	293.2	93.8

Basic earnings per 1,000 shares (1)(2)(5)
Preferred	0.13	2.49	4.54	2.73	0.83
Common	0.12	2.27	4.13	2.48	0.83
Diluted earnings per 1,000 shares (1)(2)(5)
Preferred	0.13	2.49	4.53	2.72	0.83
Common	0.12	2.26	4.12	2.48	0.83

Basic earnings (loss) per ADS (1)(5)	0.13	2.49	4.54	2.73	0.83
Diluted earnings (loss) per ADS (1)(5)	0.13	2.49	4.53	2.72	0.83

Weighted average number of shares outstanding (in
thousands)
Preferred	63,903,600	59,058,731	50,032,630	49,725,151	49,596,794
Common	49,839,926	54,470,693	63,470,811	63,470,811	63,470,811

Total	113,743,526	113,529,424	113,503,441	113,195,962	113,067,605

Dividends declared and interest on equity per 1,000
shares(2)(3)(4)
Preferred	0.19	0.57	1.33	0.53	0.55
Common	0.17	0.52	1.21	0.53	0.55
Dividends declared and interest on
shareholders' equity per ADS(2)(3)(4)	0.19	0.57	1.33	0.53	0.55

Balance sheet data
Brazilian GAAP:
Cash and cash equivalents	1,281.5	1,710.8	1,179.5	981.9	1,135.2
Property and equipment, net	4,241.0	3,861.7	4,425.4	3,986.0	3,741.5
Total assets	11,672.3	10,923.2	11,040.2	8,939.9	9,187.7
Short-term debt (including current portion of long-term debt)	1,286.1	440.6	1,304.3	1,387.7	1,566.1
Long-term debt	1,382.2	2,353.9	1,400.5	1,081.1	1,349.7
Shareholders' equity	4,842.1	4.252.4	4,051.0	3,768.4	3,592.0
Capital stock	3,954.6	3,680.2	3,509.4	3,157.2	2,749.8

	At and for the Year Ended December 31,

	2006	2005	2004	2003	2002

	(millions of R$, except share, per share and per ADS Amounts)

U.S. GAAP:
Total assets	11,225.0	10,513.7	9,396.4	9,159.3	8,968.7
Shareholders' equity	4,658.0	4,148.0	3,922.5	3,573.6	3,330.4

Other financial information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	937.6	1,063.5	406.5	1,103.1	629.2
Investing activities	(918.4)	62.2	(133.2)	(627.1)	(984.0)
Financing activities	(448.5)	(594.3)	(148.7)	(629.3)	441.9
Capital expenditures	(902.2)	(899.6)	(559.4)	(541.7)	(984.3)
____________________
(1)

Net income per 1,000 shares or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings per 1,000 shares or ADS under U.S. GAAP are based on the weighted average number of shares outstanding during each period.

(2)

Since 2003, each preferred share receives a dividend 10% higher than the dividend paid to each common share. Both preferred and common shares effectively participate equally in earnings in 2002. See “Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy and Dividends.”

(3)

In accordance with Brazilian corporate law, we can distribute a notional, tax-deductible interest charge attributable to shareholders’ equity as an alternative form of payment to shareholders. A dividend of R$0.19 per 1,000 preferred shares and R$0.17 per 1,000 common shares was approved and declared at our general shareholders’ meeting held on April 30, 2007 and was paid on June 27, 2007.

(4)

Dividends declared and interest on shareholders’ equity per 1,000 preferred shares, per 1,000 common shares and per ADS, was U.S.$0.09, U.S.$0.08 and U.S.$0.09, respectively, translated using the exchange rate at December 31, 2006 of R$ 2.138 per U.S.$1.00.

(5)	The U.S. GAAP financial information was restated to correct the accounting treatment for cash considerations received from vendors in 2003 and amortization of leasehold improvements in 2003 and 2002.

	At and for the Year Ended December 31,

	2006	2005	2004	2003	2002

		(millions of reais, exept as indicated)
Operating Data
Employees at end of period (1)	63,607	62,803	63,484	55,557	57,898
Total square meters of selling area at end of period	1,217,984	1,206,254	1,144,749	982,701	979,723
Number of stores at end of period:
Pão de Açúcar	164	185	196	208	188
CompreBem	186	176	165	172	148
Extra (7)	87	79	72	62	60
Extra Eletro	50	50	55	55	54
Sendas (2)	62	66	63	-	-
Sé and CompreBem (5)	-	-	-	-	50

Total number of stores at end of period	549	556	551	497	500

Net sales revenues per employee (3)(6):
Pão de Açúcar	$220,246	$ 222,565	$ 214,883	$ 198,342	$ 192,826
CompreBem	270,280	255.681	224,435	206,737	191,149
Extra (7)	273,978	280.753	273,659	264,315	239,933
Extra Eletro	446,178	408,056	380,098	371,991	286,692
Sendas (2)	252,224	195,347	150,098	-	-
Sé and CompreBem (5)	-	-	-	-	70,148

Total net sales revenues per employee	$ 259,467	$ 252,186	$ 234,423	$ 230,156	$ 199,160

Net sales revenues by store format:
Pão de Açúcar	$ 3,092	$ 3,245	$ 3,315	$ 3,435	$ 2,800
CompreBem	2,278	2,194	2,016	1,921	1,527
Extra (7)	7,050	6,532	5,996	5,195	4,423
Extra Eletro	286	233	240	255	327
Sendas (2)	1,174	1,209	998	-	-
Sé and CompreBem (5)	-	-	-	-	378

Total net sales	$ 13,880	$ 13,413	$ 12,565	$10,806	$9,455

Average monthly net sales revenue per square meter (3)(4):
Pão de Açúcar	$ 1,163.7	$ 1,094.1	$ 1,033.8	$ 1,075.1	$ 1,068.5
CompreBem	841.0	852.4	834.3	846.1	744.7
Extra (7)	933.0	921.2	951.9	946.4	851.7
Extra Eletro	706.9	575.9	559.2	621.5	703.6
Sendas (2)	911.0	839.7	745.3	-	-
Sé and CompreBem (5)	-	-	-	-	317.8

CBD average monthly net sales revenue per square meter	$ 949.7	$ 856.7	$ 917.8	$ 950.8	$ 820.8

Average ticket amount (3):
Pão de Açúcar	21.5	$ 20.5	$ 19.2	$ 19.2	$ 18.5
CompreBem	16.7	16.0	14.9	15.0	13.8
Extra (7)	41.6	40.2	39.1	39.6	37.2
Extra Eletro	310.5	283.5	261.9	279.4	268.9
Sendas (2)	19.0	18.8	18.0	-	-
Sé and CompreBem (5)	-	-	-	-	16.0

CBD average ticket amount	27.1	$ 25.7	$ 24.3	$ 24.6	$ 23.3

Average number of tickets per month:
Pão de Açúcar	11,978,947	13,189,705	14,356,288	14,882,404	12,590,382
CompreBem	11,344,846	11,415,478	11,284,705	10,694,314	9,206,964
Extra (7)	14,123,289	13,538,497	12,779,828	10,939,529	9,911,953
Extra Eletro	76,762	68,497	76,366	76,068	101,326
Sendas (2)	5,138,482	5,348,968	4,619,534	-	-
Sé and CompreBem (5)	-	-	-	-	1,970,602

CBD average number of tickets per month	42,662,326	43,561,146	43,116,721	36,592,315	33,781,227
____________________
(1)	Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees at the final month of each period presented by 220 hours.
(2)	Includes Sendas supermarkets and excludes Extra hypermarkets and Pão de Açúcar and CompreBem supermarkets in the State of Rio de Janeiro.
(3)	In Reais.
(4)	Calculated using the average of square meters of selling area on the last day of each of the months in the period; in reais.
(5)	These stores were converted into one of our formats during 2003.
(6)	Based on the average of the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees at the end of each month in the period presented by 220 hours.
(7)	Including four Extra Perto convenience stores.

Exchange Rates

     Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market. On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination “exchange market,” effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar in 2003, 2004, 2005 and 2006. At December 31, 2006, the exchange rate for U.S. dollars was R$2.138 per U$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange Rate of Brazilian Currency per US$1.00

Year	Low	High	Average(1)	Year-End

2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1770	2.1380

	Exchange Rate of Brazilian Currency per US$1.00

Month	Low	High	Average(1)	Year-End

December 2006	2.1380	2.1693	2.1499	2.1380
January 2007	2.1247	2.1556	2.1385	2.1247
February 2007	2.0766	2.1182	2.0963	2.1182
March 2007	2.0504	2.1388	2.0887	2.0504
April 2007	2.0231	2.0478	2.0320	2.0339
May 2007	1.9289	2.0309	1.9816	1.9289
June 2007 (Through June 25)	1.9047	1.9638	1.9304	1.9379
____________________

Source: Central Bank
(1)	Represents the average of the exchange rates of each trading date.

     Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of the common shares on the BOVESPA as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

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

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us and the trading price of the preferred shares and the ADSs.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. We may be adversely affected by changes in policy or regulations involving or affecting factors, such as:

  interest rates;

  monetary policy;

  exchange controls and restrictions on remittances outside Brazil, such as those which were briefly imposed in 1989 and early 1990;

  currency fluctuations;

  inflation;

  liquidity of domestic capital and lending markets;

  tax policies, and

  other political, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers.

     Additionally, President Luiz Inácio Lula da Silva was reelected in October 2006 for a second four-year term in office, but we cannot guarantee that the economic policies adopted in his first term in office will be maintained. From 2001 to 2005, the Brazilian economy grew at an annual average rate of 2.2% . The limited growth of the Brazilian economy in the past years contributed to uncertainty as to whether the economic policies adopted by the current administration will be continued during its second term in office. The maintenance or change in economic policies may have adverse consequences on us and the market value of our preferred shares and the ADSs.

     Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm us and the market value of our preferred shares.

     Brazil has in the past experienced extremely high rates of inflation. Inflation, along with the Brazilian government’s measures to combat inflation, has had significant negative effects on the Brazilian economy, contributing to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. The annual rate of inflation, as measured by the IGP-M, has decreased from 20.1% in 1999 to 3.8% in 2006. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. For example, the official interest rates in Brazil at the end of 2003, 2004, 2005, and 2006 were 16.50%, 17.75%, 18.00% and 13.25%, respectively, as set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM.

     Measures taken by the Brazilian government, including interest rate adjustments, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

     Exchange rate instability may adversely affect the Brazilian economy and the market price of our preferred shares and the ADSs.

     As a result of inflationary pressures, the Brazilian currency has been devalued periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar 15.7% in 2001 and 34.3% in 2002. Although the real appreciated 8.8%, 13.4% and 9.5% against the U.S. dollar in 2004, 2005 and 2006, respectively, there can be no assurance that the real will not depreciate against the U.S. dollar again. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates” for more information on exchange rates.

     Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil and lead to increases in interest rates, which could negatively affect the Brazilian economy as a whole and result in a material adverse effect on us. Depreciation also would reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the market price of our preferred shares and the ADSs.

     Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares and the ADSs.

     The market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, particularly other Latin American and emerging market countries.

Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in other emerging market countries may diminish investors’ interest in securities of Brazilian issuers, including our preferred shares. This could adversely affect the market price of our preferred shares, and the ADSs, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Risks Relating to CBD

     We face significant competition, which may adversely affect our market share and net income.

     The retail food industry in Brazil is highly competitive. We face intense competition from small food retailers that often benefit from inefficiencies in the Brazilian tax collection system. These small food retailers also frequently have access to merchandise from irregular and informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector. In addition, in our markets, and particularly in the São Paulo City area, we compete with a number of large multinational retail food and general merchandise chains, as well as local supermarkets and independent grocery stores. Some of these international competitors have greater financial resources than we have. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

     Our company is co-controlled by two groups of shareholders.

     The Diniz group and the Casino group share our control through a holding company that owns 65.6% of our voting shares. This holding company is also referred to herein as the Holding Company. See “Item 7A.  Major Shareholders and Related Party Transactions – Major Shareholders.” Consequently, our two indirect co-controlling shareholders have the power to control our company, including the power to:

  appoint the members to our board of directors, who, in turn, name our executive officers,

  determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, and transfer our control.

     Although Mr. Abilio Diniz will remain Chairman of both the Holding Company and us for several years, and will retain decision-making powers in the ordinary course of business, the co-control of our company could result in deadlocks with respect to certain important issues. For other information on shared decision-making, see “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Transactions.”

We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Neither the Casino group nor the Diniz group can enter into transactions with us without the approval of the other.

     Our operations are subject to environmental risks.

     We are subject to a number of different environmental laws, regulations and reporting requirements, specially related to our gas stations. Costs are incurred for prevention, control, abatement or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers.

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

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 49.4% of the aggregate market capitalization of the BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately, 45%, 51% and 70% of all shares traded on the BOVESPA in 2004, 2005 and 2006, respectively.

ITEM 4. INFORMATION ON THE COMPANY

     4A. History and Development of the Company

     We were incorporated in Brazil under Brazilian law on November 10, 1981 as Companhia Brasileira de Distribuição. Our principal executive offices are located at Avenida Brigadeiro Luis Antonio, 3,142, CEP 01402-901 São Paulo, SP, Brazil (telephone: 55-11-3886-0421). Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

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

     We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores in terms of the expectations, consumption patterns and purchasing power of the different income levels in Brazil. In order to implement such strategy and to increase our market share, over the last few years we acquired important chains such as Barateiro (currently, we operate these stores under the CompreBem banner), Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados and other small chains, such as São Luiz, Nagumo and Rosado. We also entered into an association called Sendas Distribuidora S.A., with Sendas S.A. and investment funds of the AIG Group, of which we currently hold 42.57% . In addition, we established a financial partnership called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, that exclusively offers private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance at our stores.

     From 2004 through 2006, we invested approximately R$303.2 million in technology, or about 12.8% of our total investments in the last three years. We also implemented projects designed to improve operational logistics and margins. We operate under centralized commercial and distribution systems, to obtain economies of scale. This has strengthened our negotiating position with suppliers with respect to prices and payment terms. We have also sought to gain efficiencies through improvements in our supply chain, in an effort to decrease stock-outs, breakage and shrinkage, increase productivity in the store, as well as to increase inventory turnover.

     Since 2004, we acquired a total of 76 stores and also opened 44 stores. When entering new markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have historically opened new stores. Currently, our focus is to expand organically, and not through acquisitions, as in the past. Although acquisitions may occur, it is not the focus. Historically, our organic growth and smaller acquisitions have generally been funded from our cash flow from operations, and larger acquisition opportunities have required external funding or capital increases. We expect to fund future organic growth from our cash flow from operations. Our aggregate sales area has increased by 6.4% since 2004, as a result of our acquisitions and our opening of new stores.

     Despite price deflation in some food product categories in 2006, we were able to increase our competitiveness and reduce our operating expenses. During 2006, we implemented an internal restructuring aimed at shaping and consolidating a professional base to support and drive the accelerated growth expected for the coming years. We have implemented important changes in our executive board, which will be essential to reach our goals, and, consequently, greater profitability and returns. Our board of directors appointed a marketing executive officer, who is responsible for guiding and directing the actions for all our banners. Additionally, the commercial department was divided into two different departments—food products and non-food products—in order to promote specific strategies according to the profile and demand of each of these segments, and, as a result, increase our sales.

     During 2006, we opened 21 stores, including four Extra Perto units (and opened an additional four Extra Perto stores in the beginning of 2007), which represented our entry in the convenience retail segment, the fastest-growing store format in the country according to the ACNielsen research institute. The Extra Perto banner will give us greater flexibility to expand and reach a public that is different from the public we already serve through our existing formats. We expect the expansion of Extra Perto stores in the future and our objective is to open 10 new hypermarkets and 20 supermarkets in 2007.

Capital Expansion and Investment Plan

     As part of our capital expansion and investment plan, we have invested approximately R$2,361.2 billion in our operations since 2004. Our investments have included:

     Acquisitions of supermarket and hypermarket chains – Since 2004, we have acquired 76 stores, consisting of three supermarket chains. In addition, when entering new markets, we have generally sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region. As a result, these acquisitions have enabled us to expand our operations to locations outside the state of São Paulo, particularly Rio de Janeiro. We have spent an aggregate of R$ 98.4 million on acquisitions since 2004.

     The following table presents information regarding these acquisitions and the regional distribution of the stores we acquired over the past three years:

Year	Chains Acquired	Number of Stores	Geographic Distribution

2004	Sendas (*)	68	Rio de Janeiro
2005	Coopercitrus	6	São Paulo
2006	Brotas Stores	2	São Paulo

	Total	76

____________________
(*)	Association

     Opening of new stores – As part of our expansion strategy, we have opened 44 new stores from 2004 through 2006, including 12 Pão de Açúcar stores, 11 CompreBem stores, 14 Extra stores, two Extra Eletro stores, one Sendas store and four Extra Perto convenience stores. The total cost of these new stores was R$668.7 million. We seek real estate properties to construct new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suits one of our formats. We also tend to enter new regional markets with the construction of a hypermarket.

     Renovation of existing stores – We have remodeled Pão de Açúcar, CompreBem, Extra stores, Sendas and Extra Eletro stores every year. Our renovation program allows us to add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems. The total cost of renovating these stores was R$922.6 million from 2004 through 2006.

     Improvements to information technology – We have been committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We implemented a computer automated ordering system, which automatically replenishes our inventory based on consumers’ shopping habits. We have a proprietary technology system, the pd@net, a B2B, or business to business, platform for the on-line integration of approximately 7,000 suppliers. This Internet process enables information to be exchanged rapidly, precisely and transparently among all participants in the supply chain. For more information, see “– Technology.” We have spent an aggregate of R$303.2 million on information technology from 2004 through 2006.

     Expansion of distribution facilities – Since 2004, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of R$73.8 million on our distribution facilities from 2004 through 2006.

     The following table provides a summary description of our principal capital expenditures disbursed for the three years ended December 31, 2006:

	Year Ended December 31,

	2006		2005		2004

	(millions of reais)

Opening of new stores	R$	210.8	R$	317.3	R$	140.6
Acquisition of retail chains		74.6		21.5		2.3
Purchases of real estate		182.6		72.0		39.9
Renovations		262.8		359.3		300.5
Information technology		123.8		109.5		69.9
Distribution centers		47.6		20.0		6.2

Total	R$	902.2	R$	899.6	R$	559.4

     We invested R$902.2 million in 2006, mostly in opening new stores and remodeling stores. Annual organic growth in 2006 was strong, with the opening of five Extra hypermarkets and 12 supermarkets, three Pão de Açúcar stores, nine CompreBem stores and four Extra Perto convenience stores, as well as eight gas stations and 18 drugstores.

     4B. Business Overview

The Brazilian Retail Food Sector

     The Brazilian retail food sector represented approximately 5.3% of Brazil’s GDP (gross domestic product) in 2006. According to ABRAS (Brazil’s supermarket association), the food retail sector in Brazil had gross revenues of R$124.1 billion in 2006, representing a 4.8% increase over 2005. The Brazilian retail food sector is highly fragmented. However, despite the consolidation within the Brazilian retail food industry, in 2006, the three largest supermarket chains represented only approximately 34.1% of the retail food sector, as compared to 31.4% in 2002. We believe this consolidation will continue, and this is expected to favor large food retailers, such as us, that can take advantage of better economies of scale in the provision of services, implementation of cost-cutting and efficiency measures, and sourcing from suppliers. According to ABRAS, our gross sales represented 13.3% of the gross sales of the entire retail food sector in 2006.

     Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket in Brazil 32 years ago. In the last decade, the international chain Wal-Mart has also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In addition to the organized retail food sector, the industry in Brazil also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

     Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels that are common in the United States, many western European countries such as France, and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 186.8 million at the end of 2006, making Brazil the fifth most populous country in the world, with a population currently growing at a rate of 1.7% per year. As approximately 82.8% of the population lives in urban areas, and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from economies of scale deriving from Brazil’s urban growth. São Paulo, with a current population of approximately 11.0 million, and Rio de Janeiro, with a population of approximately 6.1 million, are the two largest cities in Brazil. São Paulo State has a total population in excess of 41.1 million, representing approximately 22.0% of the Brazilian population. São Paulo State is the first and Rio de Janeiro is the second largest consumer market in which we operate.

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

     The following table sets forth the different income class levels of Brazilian households, according to Ibope (Brazilian Institute of Public Opinion and Statistics).

Annual Income
Class Level	(in reais)

A	Above R$33,648

B	Between R$20,028 and R$33,648

C	Between R$11,124 and R$20,028

D	Between R$5,088 and R$11,124

E	Under R$5,088

     Class A households account for only 6% of the urban population, and class B households account for 23% of the urban population. Classes C, D and E collectively represent 71% of all urban households. In recent years, the class C, D and E households have been increasing, and now have greater purchasing power.

     Current salary levels in Brazil have generally lagged compared to increases in interest and exchange rates and price levels. We expect that increased consumption by the lower income class levels will take place over time as a result of gradual salary increases and a steadily growing population. As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

     We are one of the largest food retailers in Brazil based on both gross revenues and number of stores. In 2006, we had a market share of approximately 13.3% in the Brazilian food retailing business, according to ABRAS, with annualized gross sales of R$16.5 billion. As of December 31, 2006, we operated 549 stores throughout Brazil, of which 499 were retail food stores. Of our retail food stores, 367 are located in São Paulo State, representing 59.6% of our net sales revenue from our retail food stores in 2006. São Paulo State is Brazil’s largest consumer market. We are among the market leaders in the retail food stores in the cities of São Paulo, Rio de Janeiro, Brasília, Curitiba, Belo Horizonte, Salvador and Fortaleza. The Company’s sales are effected through different sales formats under six banners: Pão de Açúcar (164 supermarkets), CompreBem (186 supermarkets), Sendas (62 supermarkets), Extra (83 hypermarkets), Extra Eletro (50 home appliance stores) and Extra Perto (four convenience stores).

     The following table sets forth the number of our stores by region, as of December 31, 2006:

	City of São Paulo	Rest of the State of São Paulo (1)	State of Rio de Janeiro	South and Southeast (excluding States of São Paulo and Rio de Janeiro)(2)	Northeast	Center- West

Pão de Açúcar	59	38	9	4	37	17
Extra	19	25	17	5	10	7
CompreBem	77	95	14
Sendas			62
Extra Eletro	28	22
Extra Perto(3)	4
Total	187	180	102	9	47	24
______________
(1)	The rest of the state of São Paulo consists of 39 cities, including Campinas, Ribeirão Preto and Santos.
(2)	This area comprises the states of Minas Gerais and Paraná.
(3)	Extra Perto is a convenience store launched in October 2006.

     The following table sets forth the activity in our stores during the periods presented:

	Pão de			Extra		Extra
	Açúcar	CompreBem	Extra	Eletro	Sendas(1)	Perto(2)	Total

At December 31, 2003	208	172	62	55	–	–	497

Opened	2	1	2	2	69	–	76
Closed	(5)	(15)	–	(2)	–	–	(22)
Transferred (to)/from	(9)	7	8	–	(6)	–	–

At December 31, 2004	196	165	72	55	63	–	551

Opened	7	9	7	–	–	–	23
Closed	(6)	(7)	–	(5)	–	–	(18)
Transferred (to)/from	(12)	9	–	–	3	–	–

At December 31, 2005	185	176	79	50	66	–	556

Opened	3	9	5	–	–	4	21
Closed	(21)	(3)	(1)	–	(3)	–	(28)
Transferred (to)/from	(3)	4	–	–	(1)	–	–

At December 31, 2006	164	186	83	50	62	4	549

______________
(1)	One new store was opened during 2004 and the 68 remaining stores are a result of the association with Sendas S.A.
(2)	Extra Perto is a convenience store launched in October 2006.

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

     In October 2006, we launched a new banner called Extra Perto. Extra Perto is a convenience store that offers a convenient and pleasant shopping experience to our customers, with essencial day-by-day food products and services, and a clear price-quality perception.

     Extensive network of distribution centers

     We operate distribution centers strategically located in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. Our distribution centers have a total storage capacity of 385,000 square meters of built-in area. Our management believes that our network of distribution centers is the most extensive and technologically advanced product distribution center network in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we currently plan to open in the near future. Approximately 85% of our inventory in 2006 came directly from one of our distribution centers, instead of from our suppliers, representing a substantial increase from 77% in 2002, resulting in higher bargaining power with suppliers, fewer inventory shortages, lower shrinkage and improved working capital management. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are supported by important systems, including pd@net, a business-to-business technology platform which links our computer automated ordering system, our suppliers and our distribution centers to automatically replenish our inventory.

     Economies of scale

     We enjoy significant economies of scale resulting from our position as one of the largest food retailers in Brazil. Our large scale gives us increased bargaining power with suppliers, resulting in lower prices for consumers, higher operating margins and more favorable payment terms. Our size permits us to benefit from important marketing channels including prime time television advertising, one of the most effective means to promote sales, which is prohibitively expensive for smaller retail chains. Our scale also enables us to make major operational investments, such as in technology, which generates attractive returns. Our size and financial strength, compared to most other supermarket chains in Brazil, has put us at the forefront of the Brazilian retail industry in using information technology and in continually improving our sophisticated management information systems.

Our Strategy

     In 2006, we focused on achieving higher efficiency levels and increased competitiveness, two important features that have allowed us to gain market share and trigger a virtuous cycle. We promoted a broad internal restructuring aimed at reducing expenses, which, in turn, allows the transfer of efficiency gains converted into lower prices to end consumers.

     In addition, in 2006 we created a five-year strategic plan to be effective until 2010. Among the established targets of this plan, we highlight a significant growth in sales, with gross sales of R$25 billion (less the inflation effects) at year-end and an increase on the return over invested capital (ROIC) from currently 10% to 15%.

      For 2007, our strategy is focused on (1) sales leverage and higher profitability, by reinforcement of non-food products, such as management process to absorb our client´s purchasing manner and global sourcing, (2) strengthening our relationship with suppliers by means of business development plans with mutual growth goals, (3) consolidation of our private-label products as a tool to strengthen our banners, (4) improvement of e-commerce as an instrument to integrate our services with all of our stores, (5) development of our Vira Rio project, aiming at, among other things, recovering our results in the state of Rio de Janeiro and (6) organic growth, through the opening of new stores.

Sales leverage and higher profitability

     We expect to increase our profitability through: (1) the rationalization and dilution of corporate expenses, (2) the improvement of our marketing strategy and logistic structure , (3) the achievement of better price conditions with our suppliers and (4) the improvement of efficiency in our stores through the application of the same benchmarks used by the stores that achieve better expenses management results in all of our stores.

     In addition, we plan to achieve gains on marketing and logistic as well as on productivity by means of the Shared Services Center (Central de Serviços Compartilhados), or CSC, which purpose is to centralize the purchase and the hiring of outsourced services, and of the Non-Saleable Products Purchase Department (Departamento de Compra de Indiretos), which purpose is to centralize our operating services and activities.

Reinforce non-food products and Global Sourcing

     We are consolidating our category management process with the development of the "Soluções" (Solutions) concept, aiming at understanding the consumer's shopping behavior by displaying together products from different categories, but related to each other, by a common theme ('Home World', 'Digital World', 'Entertainment World', 'Baby World' etc.), and within the same area of our stores. We will also broaden the assortment reinforced by Global Sourcing and develop closer contact with our suppliers through business development plans with common goals of growth.

Private-Label Products

     We plan to increase sales of private-label products as a tool to make the business reliable and profitable, respecting the banners positioning.

Increase E-Commerce Sales

     We expect e-commerce sales to increase in the coming years and, therefore, plan to adopt new systems to support the predicted growth for the coming years as well as to broaden the assortment and payment means of e-commerce purchases. In addition, we intend to strengthen the integrated services with the stores and to implement new communication strategy to reinforce the promotional actions in specific areas of the sector.

Increase market share in Rio de Janeiro.

     We plan to increase our market share and recover our results in Rio de Janeiro by adopting a decentralized structure with operations focused on the regional areas. We believe a decentralized structure will result in more efficiency and autonomy in local decisions, with an increase in the negotiating power, aiming at maximizing the profitability of our stores in Rio de Janeiro. We named this project “Vira Rio.”

Organic Growth

     We plan to open at least 30 stores in 2007, being five Pão de Açúcar, 15 CompreBem and 10 Extra stores. In order to successfully open a large amount of new stores over the next few years, we implemented an expansion director plan that defined, standardized and documented the store opening process from the searching for and acquisition of a plant, to the opening of the store. To guarantee the monitoring and following-up of the strategic plan, we are introducing the BSC (Balanced ScoreCard), which will allow a continuous evaluation of the financial, market, internal process and performance indexes.

Operations

     The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2006:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees(1)	Percentage of Our Net Sales Revenues

Pão de Açúcar	Supermarket	164	221,383	1,350	14,037	22.3%
CompreBem	Supermarket	186	225,829	1,214	8,432	16.4%
Extra	Hypermarket	83	629,091	7,579	25,710	50.8%
Extra Eletro	Home appliance store	50	33,713	674	641	2.1%
Extra Perto	Convenience store	4	613	153	22	0.0%
Sendas	Supermarket	62	107,355	1,732	4,653	8.4%
Head office &
distribution center	–	–	–	–	10,112	–

Total		549	1,217,984	2,219	63,607	100.0%
______________
(1)	Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in December 2006 by 220 hours.

     For a detailed description of net sales revenue for each of our store formats, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Certain Operating Data.”

Pão de Açúcar Stores

     Pão de Açúcar operates convenient neighborhood stores. Our Pão de Açúcar stores are predominantly located in large urban areas (with over one-third located in the greater São Paulo City area). We believe this is a significant competitive advantage since available sites in those urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers, whose minimum annual household income exceeds R$20,028. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average of 64 employees per 1,000 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments. Many stores offer shopping advisors to assist customers with inquiries about particular food needs, prices, special discounts and brand information.

     We had 164 Pão de Açúcar stores at December 31, 2006. The Pão de Açúcar stores range in size from 331 to 4,730 square meters and averaged 1,350 square meters of selling space at December 31, 2006. The sale of food products represented 92.8% and non-food products represented 7.2% of Pão de Açúcar gross sales in 2006. Pão de Açúcar customers can also make purchases on-line through paodeacucar.com.br, the Pão de Açúcar website. This website is available to customers in the cities of São Paulo, Rio de Janeiro and Brasília.

     As a result of price deflation verified in food products – especially in agricultural commodities – the strong competitiveness in certain regions and the store closings and conversions of stores to the CompreBem format that occurred in 2006, Pão de Açúcar recorded gross sales of R$3.6 billion in 2006, representing a reduction of 7.3% compared to 2005.

     We continued the expense reduction process implemented in 2005. Also, we reduced the prices of some products, especially the price of the most relevant items, such as wine, coffee, and cheese. These initiatives provided higher competitiveness to the banner.

     With a view to standardizing the Pão de Açúcar stores, we rationalized our portfolio with three openings, 42 renovations and three conversions of stores to the CompreBem banner. Two new stores, Alphaville and Nautico, were opened following a “third generation” store concept with a new manner of presenting the products to the consumer, including full purchasing solutions, gourmet space and sushi bar.

     In 2006, we were also testing the new Programa Mais, in six stores. Programa Mais is a self-sustained, preferred shopper/fidelity card. The program was developed starting from three basic requisites: simplicity and flexibility of operation, importance for the consumer and profitability for the banner. Through the segmentation of value and sales behavior, the objective is to know the clients and subsequently, establish a customized communication, offering products and services in accordance with their needs. In order to improve the relationship with the consumer, a personalized communication campaign was developed, with an exclusive site where the participants of this program are able to research promotional offerings and any other information. Another important differential of the new format of the program is to reward the client who accumulates points in each purchase, which can be exchanged for purchase vouchers in Pão de Açúcar stores.

     In line with the banner´s focus on offering differentiated services to our customers, we introduced, among others, hostess and price research services available in 43 stores in the state of São Paulo, 14 in Brasília and 18 in Fortaleza.

     CompreBem Stores

     CompreBem supermarkets offer competitive prices and essential services. CompreBem stores target the Brazilian class C and class D household consumers, whose annual household income is less than R$20,028 and which collectively make up approximately 71% of all urban households. Accordingly, CompreBem stores are located in lower-income neighborhoods compared to Pão de Açúcar stores. Generally, CompreBem stores offer more competitively priced products than Pão de Açúcar stores. In addition, these stores are characterized by a lower level of personal service than Pão de Açúcar stores, with an average of 37 employees per 1000 square meters of store space.

     We had 186 stores under the CompreBem banner at December 31, 2006. CompreBem’s stores range in size from 300 to 2,060 square meters and averaged 1,214 square meters of selling space at December 31, 2006. Non-food items accounted for approximately 89.9% and food items accounted for approximately 10.1% of CompreBem gross sales in 2006.

     Total gross sales of the CompreBem banner in 2006 reached R$2.7 billion, representing an increase of 3.0% compared to 2005. During 2006, we opened nine CompreBem stores, which is the highest number of CompreBem store openings in one year since the establishment of the brand.

     In 2006, we also invested in the City Supermarket model, which operates as a small hypermarket in towns which do not have this type of establishment. The purpose of this format is to offer non-food product sales to complement food product sales. The new format is being reinforced as an important operational model for the banner, with reduced costs and higher profitability, due to the higher non-food products sales. One example is the store in the city of Barretos, which has 3.5 thousand square meters of floor space and differs from its competitors in its greater focus on non-food lines, including extensive home electronics and appliance offerings, a bigger household/auto/gardening area and a streamlined textile section.

     The slump in food sales recorded by the sector during the year was offset by the banner with investments in perishables (technical education and multiplication of training sessions for collaborators) and in non-food products (to leverage ‘same stores’ sales). Another initiative to this effect was the continuity of in&out actions (non-food products of considerable consumption appeal, which are sold at very aggressive prices and with payment in installments), to boost the low price image and to encourage the sale of non-food items that are not part of the store’s mix.

     Sendas Stores

     We acquired the Sendas stores through our association called Sendas Distribuidora. Similarly to our Comprebem banner, the Sendas banner targets middle and lower income consumers, (the Brazilian Class C and D household consumers, whose annual income is less than R$20,028). Sendas stores are all located in Rio de Janeiro, in lower-income neighborhoods. Sendas stores offer competitively priced products, as done in CompreBem stores. Sendas ended 2006 with 62 stores and gross sales of R$1.3 billion.

     In 2006, the Sendas banner faced strong expenses adjustment, and an improvement in competitiveness. Gross sales of the Sendas banner in 2006 reached R$1.3 billion, a decrease of 3.5% compared to 2005.

     During 2006, three stores were closed and one was converted into the banner ABC CompreBem. In addition, 10 stores were adapted to the model City Supermarket with a greater assortment of non-food products. The Sendas banner also realized the positive effects of price repositioning, reinforcing the price image to the consumer, which resulted in the beginning of an important sales recovering for Sendas.

     At year end, aiming at recovering our results in the state of Rio de Janeiro, we began implementing Project Vira Rio, which includes a proposal for more efficiency and autonomy in local decisions. This project will focus on actions that provide the operations in Rio de Janeiro with better conditions of purchasing, reaching competitive prices and profitability; optimization of investments in marketing; better regional strategy; alignment of the different departments and also an increase in production.

     Extra Hypermarkets

     Extra hypermarkets are the largest of our stores. We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items and an average selling area of 7,579 square meters at December 31, 2006. The Extra stores target the Brazilian class B, C and D household consumers, whose annual household income ranges from R$5,088 to R$33,648. At December 31, 2006, we had 83 Extra stores. The sale of food products represented 61.3% and non-food products represented 38.7% of Extra’s gross sales in 2006. Gross sales of the Extra banner in 2006 reached R$8.4 billion, a 6.8% increase compared to 2005, due primarily to the increase in sales of electronics during 2006.

     During 2006, we invested in our marketplaces and opened stores in new markets such as Jundiaí (SP), Recife (PE), Ceilândia (DF - Federal District of Brazil) and São José dos Campos (SP). We also opened three stores and adapted other three stores with the 'Soluções' (Solutions) concept.

     Extra-Eletro Stores

     Extra-Eletro stores are generally small showrooms that sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 674 square meters at December 31, 2006. Customers place orders in the stores, and products are shipped from a central warehouse. At December 31, 2006, we had 50 stores and gross sales of R$365 million.

     Despite the weak performance of the electronics industry, the Extra-Eletro banner showed strong growth in 2006, due to the better performance of our electronics category. Gross sales of this banner totaled R$365.44 million, representing an increase of 19.6% compared to 2005. This performance resulted mainly from (1) our efforts to approach middle and lower socio-economic customers; (2) assortment improvement, emphasizing information technology products directed to consumer needs; and (3) the participation of FIC, which improved the financing reputation of the stores through the offering of better credit conditions.

     Extra Perto Convenience Stores

     Extra Perto is a new store inspired in the European model of convenience retail. The concepts of these stores, which have between 150 and 250 square meters of sales area and an average of two check-outs, are the proximity to our customers and the offering of a pleasant and a convenient shopping experience, with essential products and services.

     Three models of store were defined – neighborhood, pass-through and work – the facilities of which vary according to the profile of the audience from the region. Four units were opened in 2006, and by the end of the first half of 2007, another six stores will be inaugurated. If the performance of these units meets up with the Company’s expectations, an expansion plan will be designed for this new format.

     Extra.com.br

     In line with our strategy to restructure our e-commerce operation, with emphasis on non-food products, we accelerated the development of Extra.com.br.

     Changes and operational improvements were promoted to develop higher efficiency and speed, with a simplified process. We substantially increased the amount of products offered and have a distribution center specific for e-commerce sales, with an area of three thousand square meters of inventory capacity.

     As a result, Extra.com.br ended 2006 among the five biggest e-commerce stores of this market in Brazil with a 170% increase in sales compared to 2005.

     The strategy of Extra.com.br is supported by three main pillars: assortment, operational efficiency and services. Our differential is reinforced by some competitive advantages of the group, as the synergy with physical stores for clients’ fidelity; broad and efficient logistic structure; use of state-of-the-art technology; communication aligned with Extra brand; and sharing of our investments in global sourcing (emphasis on non-food products).

     Gas Stations and Drugstores

     Over the past several years, we have begun to expand our range of complementary products and services in order to enhance our customers’ satisfaction, providing them with additional services tailored to their specific needs, such as gas stations (located within the parking area of some of our stores) and drugstores (located inside some of our stores).

Competitiveness

     To face competitiveness, we created the marketing executive officer position to concentrate the marketing activities of all of our banners. This action contributed to the improvement of the synergy among the banners and the efficiency of the entire group as well as to the decrease in the price of our products.

     Also, we created a pricing area specialized in the analysis and monitoring of market prices to adjust our prices below the market average. A comprehensive assortment review was also organized for the elimination of slow-moving products and a low level of relevance in sales. In addition, we established a price policy to reduce the price of some of our customers’ top of mind products.

     Furthermore, we also improved our sales through our promotional calendars by performing three major marketing actions in the Pão de Açúcar, Comprebem/Sendas and Extra banners and through the offering of perishable products at low prices which were important tools to attract a higher number of customers to our stores. All of these actions contributed to the increase in our sales and the customer flow at our stores.

These initiatives were adapted to each regional market of our stores, enabling us to better serve its needs and expectations the strategy implementation, also permitted a better positioning of the banners before competitors.

     A comprehensive assortment review was also organized for the elimination of slow-moving products and a low level of relevance in sales. To attract and consolidate the image of prices among consumers, the Group adopted another strategic action, with a differentiated price policy in products that are more important to the formation of image to consumers, and positioning them below the market average.

     During the year, the promotional calendar was also reinforced with the performance of three major marketing actions in the Pão de Açúcar, Comprebem/Sendas and Extra banners, with the purpose of increasing the flow of customers at the stores. Finally, perishable products were an important tool in pursuit of an increase in the flow of people at the stores. The major differential of this strategy is that all the initiatives were adapted to the micro markets of the stores, which indisputably improved the Company’s competitiveness and made it possible to achieve gains of image, an increase of customer traffic and the recovery of food sales in the ‘same stores’ concept, in spite of the deflation experienced by the sector during the year.

Private-Label

     We intend to substantially increase sales of our private-label products in the near future, which will not only give us an extra edge over our competitors, but should also strengthen customer loyalty. The highlights in our private labor products in 2006 were:

     Structural change. We promoted a broad structural change so that the private-label products are now integrated with those of all of our areas. In practice, private labels products are no longer treated as a separated area. All commercial procedures related to our products are managed by our group's commercial area and all marketing procedures related to our products are managed by the marketing area along with the private labels development area, providing a sharing of larger expertise and strategies among these areas. Furthermore, the involvement our marketing department will help in disseminating the concept and the use of private-label products by the consumers.

     Taeq’s. In order to disseminate the concept of healthy life, we launched the Taeq brand. Taeq is present in all banners and is a concept of healthy life. In 2006, 100 items were launched, distributed in five different lines: nutrition, organics, sports, beauty and home. Our expectation is to end 2007 with 350 items. The project still includes the opening of units inside the stores (store-in-store) with the banner Taeq. In 2006, three units were opened inside Pão de Açúcar stores and ten are predicted to be opened in 2007.

     Products’ breakage shrinkage. Together with our supply chain, we implemented some changes to our logistics by centralizing the supply of private-label products in São Paulo, resulting in a decrease of 10% in products’ breakage in the shelves in several categories.

     Innovation. In 2006, we developed innovative packaging and flavors in various items. The expectation for 2007 is to initiate a third line of private-label products through an intensification of innovatives premium products, of a distinguished quality and low prices among our consumers. To broaden and consolidate this category, we will also introduce an exclusive line of products of the French group Casino.

     New suppliers. In order to achieve more suitable costs and profitability, we will continue searching for new suppliers, especially focused on different regions to attend the specific needs of our diverse regional public.

     Endomarketing. We plan to intensify our endomarketing through the development of communication actions and products tasting in order to create an internal culture of consumption to reinforce to our customers the distinguished quality of our private-label products.

Seasonality

     We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season. Sales revenues in December are typically

42% above the average sales revenues in the other months. Likewise, our accounts payable to suppliers also significantly increases during the same period.

Supply and Distribution

     Supply. We have centralized purchasing for our Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro and Extra Perto stores. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase up to 170,000 products from approximately 10,000 suppliers. In 2006, no single supplier accounted for more than 5% of total goods purchased. Our 10 largest suppliers in 2006 collectively accounted for 28% of our purchases, and we believe we are not dependent on any single supplier.

     Distribution. In order to distribute perishable food products, grocery items and general merchandise efficiently, we operate 19 distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro, Salvador and Recife with a total storage capacity of 385,000 square meters of built-in area. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers make it possible for us to make frequent shipments to stores, which reduce the need of in-store inventory space, and limits non-productive store inventories. We have an efficient logistics operation, with an 85% centralization level, which enables us to have lower logistics costs and higher productivity gains. In addition, the higher productivity is related to investments in distribution centers: flowers, fish, frozen products, fruits and vegetables. This performance has enabled us to operate the supply chain with the lowest costs of our history.

     Supply Chain. In order to reduce products’ breakages, costs and investments in inventories, we have developed the following actions:

  Regionalization. In order to reduce products’ breakage, the costs with transport and time of products deliver in the stores, we decided to broaden the centralization of products in the regional distribution centers. For example, we opened a new distribution center in Brasília and a new distribution center dedicated to the operation of e-commerce in São Paulo;

  New means of transportation. strengthened the use of alternative means of transportation, such as coastal navigation and railway, with a reduction of 40% in the transportation cost;

  Optimizing of fleet usage. Starting with integration with our suppliers, we implemented a back-haul system to guarantee a higher productivity in the fleet that renders services for the company. Instead of coming back empty to the distribution center after delivering products to the store, the truck returns loaded with goods of certain supplier and;

  Products’ breakage shrinkage. In 2007, we plan to invest in actions to better understand the causes of breakages on the shelf, which is the last link in supply chain in the retail sector. We intend to analyze the matter together with our clients, support team and suppliers.

Marketing

     Our marketing strategy is to further enhance the quality image of our stores and to emphasize our selection and service and our competitive and fair prices. Each store banner executes its own marketing strategy designed to promote its particular strengths and to appeal to its customer base, under the supervision of our marketing executive officer. In 2006 and 2005, we spent approximately R$ 230.2 million and R$202.3 million, respectively, on advertising (approximately 1.7% and 1.5% of total net sales revenues in each year, respectively).

     We spent 31.4% in 2006 and 36.0% in 2005 of our total marketing expenditures on radio, newspaper and magazine advertising. In addition, television accounted for 32.5% of advertising expenses in 2006 and 25.9% in 2005. We spent 36.1% in 2006 and 38.1% in 2005 on other promotional activities.

     We centralize the purchasing of advertising time or space for all of our stores, which enables us to reduce marketing expenditures. We cancelled our contracts with outside marketing agencies and concentrated all publicity activities for our store banners in the hands of PA Publicidade, an agency belonging to the Group. While our primary advertising focus is on a specific brand name, price, and quality-related promotions, we also regularly promote our store brands through sponsorships and sporting and cultural events, endorsements and support of environmental activities.

Financeira Itaú CBD

     FIC service kiosks in our stores have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance. Currently, FIC kiosks are present in 340 of our stores. We and Itaú Holding each indirectly hold 50% of FIC’s capital stock. However, Itaú Holding is responsible for the management of the company, being entitled to appoint most of the company’s officers.

     In 2006, FIC’s results were affected by the high default rate in the sector, and by the competition that affected the credit market and at December 31, 2006, FIC represented 13% of our total sales, with 5.1 million private-label clients, representing a 27.5% growth compared to 2005 (4 million clients). The number of FIC’s service kiosks in our stores increased from 308 in 2005 to 340 in 2006.

     FIC continued to implement and consolidate its product portfolio throughout 2006, reaching 3.5 million private-label clients by the end of the year. FIC also launched new products and services in 2006, including interest-bearing installment sales and personal loans.

     FIC’s receivables portfolio reached R$893 million at December 31, 2006.

     In 2006, the performance of FIC was in line with our planning, which sets forth the break even of the operation for the end of 2007. The table below sets forth the breakdown of FIC’s clients in 2006.

Total of clients (in thousands)	2006
Private label cards	3,493
Co-branded cards	91
CDC agreements	519
Extended Guarantee	863
Personal Loan*	127
Total	5,093
* product launched in 2006.

Credit Sales

     In 2006, 50.5% of our net sales revenue was represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. In 2005, 49.6% of our net sales revenue was represented by credit sales.

     Credit card sales. All our store formats accept payment for purchases with MasterCard (Credicard), Visa, Diners Club, American Express or our co-branded credit cards. We also offer private label credit cards, whose use is limited to our stores. Sales to customers using credit cards accounted for 38.6% of our net sales revenue in 2006. In 2005, sales through credit cards accounted for 37.1% of our net sales revenue. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties. Our Itaú CBD partnership provides credit products and services at our stores, which involves private label and co-branded credit cards.

     Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The consumer credit installment term in 2006 averaged 10 months, with fixed interest payments averaging approximately 4.0% per month throughout 2006. We borrow funds approximately equivalent to the consumer credit financing we extend through our sales of electronics. The consumer financing is generally for a term of up to 24 months and is funded by our borrowing on a shorter-term basis at fixed rates. In 2006, installment sales accounted for 1.9% of our total net sales revenue.

     Post-dated checks. Post-dated checks are commonly used financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 90 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Over 380,000 customers use the programs on at least a monthly basis. Sales to customers using post-dated checks accounted for 2.0% of our net sales revenue in 2006 (3.0% in 2005).

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

     Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 8.0% of our net sales revenue in 2006, compared to 7.5% in 2005. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

Technology

     We have been at the forefront of the Brazilian food retail industry with regard to the use of information technology, both at our stores and distribution centers. We invested R$123.8 million in information technology in 2006 and R$109.5 million in 2005. We consider information technology one of the pillars of our company and not only a supporting area. Our information technology department interacts with our other departments, contributing to the consolidation of our several strategic actions. The most recent implementations made by our information technology department are the following:

  the creation of the Shared Services Center;

  the development of new functions and work instrument for non-food systems (household/auto/gardening, electronics and textile), in order to increase their productivity and facilitate their management;

  the development of a new e-commerce system for our website extra.com.br (modernization of the website, development of a new supply system, etc);

  the implementation of a new system for the relationship program Pão de Açúcar Mais (electronic site, kiosks, card and call center);and development of tools to improve our management of categories project. Such project includes, among other things, a better monitoring and assortment review, focusing on products with high productivity, and an adjustment of prices in all regions.

           In 2007, the actions of the area will be concentrated in three main projects:

  Pão de Açúcar Future Store. In this pilot store, we will apply and test several innovative technologies, such as the wi-fi technology in the whole store, intelligent tags on supermarket shelves and in the wine sections as well as interactive scales;

  Drugstores and Textile: Development of specific management systems for these businesses, in order to obtain higher productivity, efficiency and better inventory management and;

  Financial Management: implementation of an ERP system (Financial) to integrate the administrative, financial, treasury, accounting and planning departments. Besides higher transparency in the numbers, we expect the project to result in higher accuracy, precision and improvement in the management of our results.

Competition

     The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. In 2006, the five largest food retailers in Brazil accounted for 36.5% of the organized sector sales, which consist of sales by companies enrolled in ABRAS, Brazil’s supermarket association. In 2006, we accounted for 13.3% of the organized sector sales according to ABRAS. We believe that consolidation will continue to take place, not only within the food retail market but also other segments of the retail industry. For example, hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil. We have continued our growth strategy by focusing on regions where we can reinforce our presence. As part of our expansion strategy, we have also focused on the needs and expectations of different consumers by developing store formats that respond to different household income levels. Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the São Paulo State have led us to concentrate our stores in this particular market. In 2006, sales in São Paulo State accounted for 60.1% of our total sales. In São Paulo State and throughout Brazil, we compete principally on the basis of location, price, image, quality and service. In the food retail market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

     The main competitor of our Extra hypermarket is Carrefour, a leading French retail food chain, which at December 31, 2006 operated retail stores principally in the southeast and south of Brazil. At December 31, 2006, Carrefour accounted for 10.4% of the organized sector’s sales according to data from ABRAS. In April 2007, Carrefour acquired Atacadão, a chain with 34 stores (being 17 in São Paulo) and gross revenue of R$5.0 billion.

     Wal-Mart is also a competitor in the hypermarket and supermarket format with a 10.4% market share in Brazil.

     Pão de Açúcar has different competitors in each of the markets where we operate. In São Paulo State, we compete principally with a number of local supermarkets and grocery stores such as Sonda, Pastorinho, Carrefour, Mambo, Futurama and Wal-Mart. The main competitor of Pão de Açúcar in Brasília is Carrefour Bairro, the supermarket division of Carrefour, Super Maia, Super Cei and Big Box. In the state of Rio de Janeiro, our Pão de Açúcar format competes with Supermercados Mundial and Zona Sul. In Paraíba, Pernambuco, Ceará and Piauí, our main competitors are local supermarkets and Bompreço (Wal-Mart).

     CompreBem/Sendas also faces different competitors depending on the particular regional market. In the state of São Paulo, CompreBem faces strong competition from a number of smaller regional chains. The main competitors of CompreBem/Sendas in the state of Rio de Janeiro are Guanabara, Carrefour Bairro and Mundial.

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

Intellectual Property

     We consider our trademarks one of our most valuable assets. In order to reach one of our main goals, which is to be the most well-known and admired trademark by consumers, we have worked extensively to define the characteristics of each of our banners: Extra, Extra-Eletro, Pão de Açúcar, CompreBem and Sendas. We are pioneers in the food retail industry to determine a clear position and define the format for each banner, so that each banner complements the others, and believe this is a strong competitive advantage.

This strategy also allowed us to better understand the market, consumption patterns and behavior of our clients.

     Pursuant to our policy to register all our trademarks, on December 31, 2006 all our most important trademarks (Pão de Açúcar, Companhia Brasileira de Distribuição, Barateiro, Extra, Amélia, Qualitá and CompreBem) were duly registered and we had approximately 1,600 trademarks registered or being registered in Brazil. We did not have any patents as of December 31, 2006.

       4C. Organizational Structure

     Companhia Brasileira de Distribuição conducts our operations. Our investments in subsidiaries are effected primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. All our operations are conducted under the Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro and Extra Perto banners.

       4D. Property, Plants and Equipment

     We own 60 stores, six warehouses and a part of our headquarters. The remaining 489 stores and 13 warehouses we operate and the remainders of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have seven leases expiring in 2007. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2006, we leased 17 properties from members of the Diniz family and 61 stores from Fundo de Investimento Imobiliário Península. Management believes that these leases are on terms at least as favorable to us as we could get from an unrelated party. See “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Leases.”

     The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2006:

	Owned		Leased		Total

		Area (in		Area (in		Area (in
		square		square		square
	Number	meters)	Number	meters)	Number	meters)

Pão de Açúcar	31	48,488	133	172,895	164	221,383
Extra	12	90,013	71	539,078	83	629,091
Extra Eletro	3	3,623	47	30,090	50	33,713
Extra Perto	–	–	4	613	4	613
CompreBem	12	16,214	174	209,615	186	225,829
Sendas	2	2,153	60	105,202	62	107,355
Warehouses	6	286,559	13	98,441	19	385,000
Headquarters		28,591		13,043		41,634

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

       5A. Operating Results

     The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, 2005 and 2004 appearing elsewhere in this annual report, and in conjunction with the financial information statements included under “Item 3A. Key Information – Selected Financial Data.”

Financial Presentation and Accounting Policies

     Presentation of Financial Statements

     We have prepared our consolidated financial statements at December 31, 2006 and 2005 and for the three years ended December 31, 2006, 2005 and 2004 in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Except as otherwise indicated, all financial information in this annual report has been presented in reais and prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See note 24 to our audited consolidated financial statements included in this annual report for an explanation of these differences.

     Discussion of Critical Accounting Policies

     Management strives to report the financial results of the company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology.

     In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deem reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of inherently uncertain matters on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. We provide below a summarized discussion of the significant accounting policies involving these management judgments, including the variables and assumptions underlying the policies:

     Inventories and payments from suppliers

     Inventories are accounted for at the lower of cost or market. We record the inventory losses (“shrinkage”) throughout the year.

     We receive cash consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and cooperative advertising. Volume bonuses and discounts are received from suppliers in the form of product as zero-cost additions to inventories and the benefit is recognized as the product is sold. Discounts and bonuses in cash are recorded as income at cost of sales when certain conditions are fulfilled. Substantially all cash consideration from suppliers are accounted for as a reduction of item cost and recognized as income when certain conditions are fulfilled and the related inventory is sold.

     Leases

     Under Brazilian GAAP, leases are treated as operating leases and the expense is recognized at the time each lease installment becomes due. Under U.S. GAAP, we estimate the expected term of leases of our stores by assuming the exercise of renewal options, which are at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is capital or operating and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the lease term.

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

     Goodwill

     Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years. Goodwill in a subsidiary subsequently merged into its parent is reclassified to intangible assets.

     Under U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets. The difference between consideration paid over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (FAS 142) requires that, effective January 1, 2002, goodwill, including those in the carrying value of investments accounted for under the equity method and certain other intangible assets deemed to have an indefinite useful life, cease to be amortized. FAS 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing company businesses. Historically, the company has generated sufficient returns to recover the cost of goodwill and other intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

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

     U.S. GAAP Reconciliation

     Our net income in accordance with Brazilian GAAP was R$85.5 million in 2006, R$257.0 million in 2005 and R$369.8 million in 2004. Under U.S. GAAP, we would have reported net income of R$ 14.5 million in 2006, R$270.6 million in 2005 and R$488.9 million in 2004.

     Our shareholders' equity in accordance with Brazilian GAAP was R$4,842.1 million at December 31, 2006 and R$4,252.4 million at December 31, 2005. Under U.S. GAAP, we would have reported shareholders' equity of R$4,658.0 million at December 31, 2006 and R$4,148.0 million at December 31, 2005.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2006, 2005 and 2004, as well as shareholders’ equity at December 31, 2005 and 2006, are described in note 24 to our audited consolidated financial statements, included in this annual report. The major differences relate to the accounting treatment of the following items:

  supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

  capitalized interest;

  leasehold improvements;

  deferred gain on FIC transactions;

  deferred charges and other intangible assets;

  business combinations;

  accounting for put options;

  cash consideration received from vendors;

  sale leaseback transactions;

  deferred income taxes;

  consolidation of Sendas Distribuidora, and

  stock options SFAS 123R.

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

     Driven by exports, Brazil’s economic growth began to accelerate in 2004, especially in the sectors that are seen as more sensitive to the availability of credit. Signals of recovery in the domestic market were reflected positively in the labor market, as unemployment fell, in an increase in the income of Brazil’s populace and in the strengthening of the Brazilian economy. Brazil’s gross domestic products, or GDP, grew by 4.9% and the real appreciated by 8.8% against the U.S. dollar between December 31, 2003 and December 31, 2004.

     In the same period, the labor market grew with the creation of approximately 1.9 million new jobs, which led to an increase in the demand for goods and services in the economy. Inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, was 7.6% .

Exports and foreign investment led to a significant current account surplus of more than US$10 billion (equivalent to 2% of Brazil’s GDP).

     In September 2004, the Central Bank began to implement a policy of increasing Brazil’s base interest rate, known as the reference rate to the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC, because the inflationary indicators exceeded the target established by the Treasury Ministry for 2005. The effects of the increase of the SELIC rate were reflected in Brazil’s economic growth, as GDP grew by only 2.3% in 2005, as compared with 4.9% in 2004.

     Commencing in September 2005, the SELIC rate began to be gradually reduced as the inflation estimates for 2005 and the next 12 months began to converge with the target. The SELIC rate was 18.0% at the end of 2005. The inflation rate, according to the IPCA index, was 5.7%, above the target of 5.1% set by the Central Bank. The real appreciated by 13.4% against the U.S. dollar, reaching R$2.34 to US$1.00 on December 31, 2005.

     In 2006, the Central Bank continued the process of reducing the SELIC interest rate, which reached 13.25% on December 31, 2006. In 2006, inflation was 3.1% according to the IPCA and the real appreciated by 9.5% against the U.S. dollar, reaching R$2.138 to US$1.00 on December 31, 2006.

     The table below shows real GDP growth, inflation, interest rates and the real/U.S. dollar exchange rate for the years indicated:

	For the year ended December 31,

	2004	2005	2006

Real GDP growth	4.9%	2.3%	2.9%
Inflation (General Market Price Index, or IGP-M)(1)	12.4%	1.2%	3.8%
Inflation (IPCA) (2)	7.6%	5.7%	3.1%
SELIC rate at the end of the period	17.8%	18.0%	13.3%
Exchange rate at end of period (US$1.00)	R$2.654	R$2.341	R$2.138
Average exchange rate (US$1.00)	R$2.917	R$2.413	R$2.177
Appreciation of the real against the U.S. dollar	8.8%	13.4%	9.5%

_____________________
(1) Indice Geral de Preços – Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2)	Indice de Preços ao Consumidor Amplo (consumer price index) compiled by IBGE, the Brazilian Institute of Geography and Statistics.

     Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations

     The depreciation or appreciation of the real against the U.S. dollar has had and may continue to have multiple effects on our results of operations. Exchange gains and losses arising from our transactions in U.S. dollars (excluding transactions which are covered by cross-currency interest rate swaps) are recorded directly in our statement of operations. As shown in the above table, the appreciation of the real was 9.5% in 2006, 13.4% in 2005 and 8.8% in 2004.

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

     The devaluation of the real affects the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange losses which are included in the results of operations determined under Brazilian GAAP which affect the amount of inappropriate earnings available for distribution.

     We generally manage financial market risk, principally by “swapping” a substantial portion of our U.S. dollar-denominated liabilities for obligations denominated in reais. Our policy has been to swap all foreign currency debt at fixed rates for reais debt using a fixed percentage of a floating rate, except for import financing and a portion of our capital lease agreements.

     We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are then effectively liable for amounts in reais and interest at a percentage of an interbank (Certificado de Depósito Interbancário – CDI) variable interest rate. The term of the swap contract matches the term of the underlying obligation; we have not terminated any of our contracts prior to maturity. The counter-parties to these contracts are major financial institutions that have acceptable credit ratings. We do not have significant exposure to any single counter-party.

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

Tax Environment

     We are currently involved in tax proceedings as discussed in note 16 to our audited consolidated financial statements included in this annual report and “Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.” We record provisions for our estimated costs for the resolution of these claims when we consider the loss of our claim to be probable and for existing tax obligations under dispute. The tax contingencies relate primarily to taxes on revenue, social security contributions and income tax. We have identified probable losses and existing tax obligations under dispute in the amount of R$1,209.5 million at December 31, 2006 (R$1,076.9 million in 2005) that have been recorded as liabilities on our consolidated financial statements. This estimate has been developed based on consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

     Income taxes in Brazil generally include federal income tax and social contribution. The composite tax rate is currently 34%, comprised of income tax (15% plus a surtax of 10% on taxable income exceeding R$20,000 per month, or R$60,000 per quarter, or R$240,000 per year) and social contribution tax (9%).

2006 Business and Economic Environment

     During 2006, we perceived a family-income reallocation process, especially among low- and medium-income families, with a higher level of consumption of durable goods and the consolidation of new consumption habits. The likely incorporation of these new habits such as the use of cell phones and the Internet should result in more income being allocated to the acquisition of non-durable consumer goods.

Certain Operating Data

     The following table presents the net sales revenue in reais for each of our store formats for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
		>		>				>		>
	2006				2005				2004
		>				>				>
	(millions of reais, except percentage amounts)
Net sales revenue by store format:
Pão de Açúcar	$3,091.7		22.3%		$3,244.9		24.2%		$3,315.2		26.4%
Extra	7,050.1		50.8		6,532.3		48.7		5,996.2		47.8
Extra Eletro	285.6		2.1		232.8		1.7		240.1		1.9
CompreBem	2,279.4		16.4		2,194.3		16.4		2,015.4		16.0
Sendas	1,173.6		8.4		1,209.1		9.0		998.1		7.9

Total net sales revenue	13,880.4		100.0%		$13,413.4		100.0%		$12,565.0		100.0%

Results of Operations for 2006, 2005 and 2004

     The following table summarizes our historical results of operations for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
		>		>				>		>
	2006				2005				2004
		>				>				>
	(millions of reais, except percentages)
Statement of operations data

Brazilian GAAP:
Net sales revenue	13,880.4		100.0		13,413.4		100.0		12,565.0		100.0
Cost of sales	(9,963.0)		(71.8)		(9,438.1)		(70.4)		(8,891.5)		(70.8)

Gross profit	3,917.4		28.2		3,975.3		29.6		3,673.5		29.2
Selling, general and administrative expenses	(3,031.1)		(21.8)		(2,868.8)		(21.4)		(2,690.1)		(21.4)
Depreciation and Amortization	(547.9)		(4.0)		(625.3)		(4.7)		(489.6)		(3.9)
Financial income	382.8		2.8		446.7		3.3		330.3		2.6
Financial expense	(603.4)		(4.3)		(683.5)		(5.1)		(618.3)		(4.9)
Equity	(53.2)		(0.4)		(16.2)		(0.1)		5.3		0.1

Operating income	64.6		0.5		228.2		1.7		211.1		1.7
Non-operating income (expense), net	(323.2)		(2.3)		32.1		0.2		80.3		0.6

Income / (loss) before income taxes	(258.6)		(1.8)		260.3		1.9		291.4		2.3
Income tax (expense) benefit:
Current	(92.2)		(0.7)		(133.9)		(1.0)		(39.0)		(0.3)
Deferred	90.7		0.7		80.9		0.6		88.5		0.7
Employee profit sharing	(13.4)		(0.1)		(14.5)		(0.1)		(14.3)		(0.1)
Minority interest	359.0		2.5		64.2		0.5		43.2		0.3

Net income	85.5		0.6		257.0		1.9		369.8		2.9

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     Net sales revenue. Net sales revenue increased by 3.5% to R$13,880.4 million in the year ended December 31, 2006 from R$13,413.4 million in the year ended December 31, 2005 mainly due to the following factors in each of our banners:

     Pão de Açúcar net sales revenue decreased by 4.7% to R$ 3,091.7 million in 2006 from R$3,244.9 million in 2005. This decrease was mainly due to the conversion of three stores to the CompreBem banner and to the closing of 21 stores during 2006.

     CompreBem net sales revenue increased by 3.9% to R$2,279.5 million from R$2,194.3 million in 2005, mainly due to the conversion of four stores from other banners to the CompreBem format and to the opening of nine new stores.

     Sendas stores net sales revenue decreased by 2.9% to R$1,173.6 million in 2006 from R$1,209.1 in 2005. One of the main factors behind these results was the closing of three Sendas stores during 2006.

     Extra stores net sales revenue increased by 7.9% to R$7,050.1 million in 2006 from R$6,532.3 million in 2005, due to the opening of five new stores, as well as an increase in non-food products sales, mainly due to the growth in computer products sales.

     Extra Eletro stores net sales revenue increased by 22.7% to R$285.6 million in 2006 from R$232.8 million in 2005. This performance was impacted mainly by lower interest taxes and a favorable environment for credit sales.

     Gross profit. Gross profit remained stable in 2006, totaling R$3,917.4 million compared to R$3,975.3 million in 2005. The gross margin decreased from 29.6% in 2005 to 28.2% in 2006, due to our strategic decision during the year to focus on reducing prices and adopting more aggressive prices for traffic-generating products.

     Selling, General and Administrative Expenses. In 2006, selling, general and administrative expenses reached R$3,031.1 million, a 5% increase over 2005. Total expenses in 2006 were equivalent to 21.8% of net sales, mainly because expense dilution was negatively affected by the sales scenario throughout most of the year.

     Depreciation and Amortization. Depreciation and amortization decreased by 12.4% to R$547.9 million in 2006 from R$625.3 million in 2005, due to the sale of 60 real estate properties to Fundo Península and the recalculation of the terms of the leases of previous years that affected the last quarter of 2005 in the amount of R$86.5 million, to comply with the Brazilian Accounting Rules.

     Financial Income. Financial income decreased by 14.3% to R$382.8 million in 2006 from R$446.7 million in 2005, due to lower income in financial investments, mainly resulting from lower interest rates in times of specific festivities and holidays during which we expect sales of products in installments to increase.

     Financial Expenses. Financial expenses decreased by 11.7% to R$603.4 million in 2006 from R$683.6 million in 2005, due to lower interest taxes compared to 2005.

     Operating Income. Operating income decreased by 71.7% to R$64.6 million in 2006 from R$228.2 million in 2005, as a result of the foregoing.

     Non-operating Income (Expense). We recorded non-operating income (expense) of R$(323.2) million in 2006 and non-operating income of R$32.1 million in 2005, due to the creation of a provision for partial reduction of goodwill of Sendas Distribuidora, with a net effect on our consolidated non-operating income of R$268.9 million in the fourth quarter of 2006. Net non-operating income in 2006 also includes asset write-offs related to the closing of stores.

     Income (Expense) Before Income Taxes, Employee Profit Sharing and Minority Interest. Due to the effects described above, we recorded expenses before income taxes, employee profit sharing and minority interest in the amount of R$258.6 million in 2006 and income before income taxes, employee profit sharing and minority interest in the amount of R$260.3 million in 2005.

     Income Tax Benefits (Expense). In 2006, we had an income tax expense of R$1.5 million as compared to an income tax expense of R$53 million in 2005. This decrease is primarily a result of two factors: (i) the provision and payment of administrative contingencies related to the soy exports, and (ii) to the non-recurrent operating expenses related to our corporate restructuring.

     Employee Profit Sharing. The profit sharing paid in 2006 to employees was R$13.4 million compared to R$14.5 million in 2005.

     Net Income. Net income decreased by 66.7% to R$85.5 million in 2006 from R$257 million in 2005 due to the foregoing factors.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Net sales revenue. Net sales revenue increased by 6.8% to R$13,413.4 million in the year ended December 31, 2005 from R$12,565.0 million in the year ended December 31, 2004. Our sales performance was negatively affected by strong deflation in many categories, especially perishables and commodities, resulting from excessive offering of some products and the appreciation of the real against the U.S. dollar. In addition, consumers generally spent a smaller share of their income on food, due to the financing burden derived from the acquisition of durable goods (installment payments and consigned loans).

     Pão de Açúcar net sales revenue decreased by 2.1% to R$3,244.9 million in 2005 from R$3,315.2 million in 2004. This decrease was mainly due to the conversion of 12 stores to the CompreBem banner during 2005.

     CompreBem/Sendas stores had an exceptionally good year in 2005. CompreBem net sales revenue increased by 8.9% to R$2,194.3 million in 2005 from R$2,015.3 million in 2004, principally as a result of store conversions from other banners to the CompreBem format. Sendas’ net sales revenue increased 21.1% to R$1,209.1 million in 2005 from R$998.1 in 2004. One of the main factors behind these results was the conversion of 60 Sendas stores and repositioning in the state of Rio de Janeiro. Additionally, as a result of higher price competitiveness, Sendas presented the best performance among our banners.

     Extra stores’ net sales revenue increased by 8.9% to R$6,532.3 million in 2005 from R$5,996.2 million in 2004, principally as a result of the opening of seven new stores in 2005, as well an increase in non-food sales.

     The net sales revenue of Extra Eletro stores decreased by 3.1% to R$232.8 million in 2005 from R$240.1 million in 2004. This performance was impacted by the closing of five stores during the fiscal years of 2005.

     Gross Profit. Gross profit increased by 8.2% to R$3,975.3 million in 2005 from R$3,673.5 million in 2004. This improvement is due to a combination of better negotiation with suppliers and improvement in our management of pricing.

     Selling, General and Administrative Expenses. In 2005, selling, general and administrative expenses reached R$2,868.8 million, a 6.7% increase over 2004. Total expenses in the year were equivalent to 21.4% of net sales, the same level reported in 2004, despite the reduced sales scenario and, consequently, lower dilution of expenses.

     Depreciation and Amortization. Depreciation and amortization increased by 27.7% to R$625.3 million in 2005 from R$489.6 million in 2004. We anticipated the recognition of the effects of NBC – Brazilian Accounting Standards - T 19.5 which modifies the leasehold improvements amortization criteria. Thus, starting in 2005, we started to account for the leasehold improvements according the contractual terms of the leases, disregarding any expectation of contract renewals. The adoption of this accounting procedure generated additional depreciation of R$86.5 million in 2005.

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

     Non-operating Income. Non-operating income decreased by 60% to R$32.1 million in 2005 from R$80.3 million in 2004. This was mainly due to: i) income of R$38.1 million, derived from gains of the joint venture with Itaú (FIC); ii) income of R$11.4 million resulting from the sale of real state assets to Grupo Diniz, for which we received an amount higher than the book value of the assets; and iii) a write-off of closed stores throughout the year of 2005.

     Income Before Income Taxes, Employee Profit Sharing and Minority Interest. Income before income taxes and minority interest decreased by 10.7% to R$260.3 million in 2005 from R$291.4 million in 2004 due to the effects described above.

     Income Tax Benefits (Expense). In 2005, we had an income tax expense of R$53 million as compared to an income tax benefit of R$49.5 million for 2004. The income tax benefit in 2004 increased, primarily due to the benefit from tax-deductible shareholder dilution in our investee Miravalles. In addition, the effective rate in 2005 and 2004 was (20.4)% and 17.0% in comparison with the statutory rate of 25%.

     Employee Profit Sharing. The profit sharing paid in 2005 to employees was R$14.5 million compared to R$14.3 million in 2004.

     Net Income. Net income decreased by 30.5% to R$257 million in 2005 from R$369.8 million in 2004, mainly due to non-operating income and by the difference in the income tax line.

     5B. Liquidity and Capital Resources

     We have funded our operations and capital expenditures principally from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES, and issuances of debentures. At December 31, 2006, we had R$1,281.5 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements. In addition, we borrow funds from local Brazilian banks approximately equivalent to the consumer credit financing we extend through our Extra Eletro and Extra formats and our post-dated check programs for Pão de Açúcar, CompreBem and Extra and we also securitize receivables. Our fixed rate consumer financing through the Extra Eletro and Extra formats is generally for a term of up to 24 months (the average term at December 31, 2006, was approximately 24 months). Our post-dated check programs provide our customers with financing for up to 90 days (the average of 90 days at December 31, 2006 was 90 days). In 2006, we noted that customers tended to use principally credit cards as a method of credit purchase instead of installment sales and post-dated checks.

     Our main cash requirements include:

  the servicing of our indebtedness,

  capital expenditures, including the construction and remodeling of new stores and investments in our infra-structure,

  consumer credit,

  acquisitions of other supermarket chains, and

  distributions of dividends and interest on shareholders’ equity.

     Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Net cash from operating activities was R$937.6 million in 2006, R$1,063.5 million in 2005 and R$406.5 million in 2004. Net cash provided by (used in) financing activities was R$(448.5) million in 2006 (after payment of R$62.1 million of dividends), R$(594.3) million in 2005 (after payment of R$89.1 million in dividends) and R$(148.7) million in 2004 (after payment of R$54.8 million in dividends). In 2006, these cash flows were primarily used for investments in the capital expenditures program, totaling R$902.2 million.

     At December 31, 2006, our total outstanding debt was R$2,668.2 million, consisting of:

  R$1,388.7 million in real-denominated loans,

  R$1,244.8 million in U.S. dollar-denominated debt, and

  R$34.7 million in debt linked to a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.

     At December 31, 2006, R$1,244.8 million of our debt was U.S. dollar denominated. In addition, we have R$34.7 million of debt in favor of BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. During the last years we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for a substantial part of our U.S. dollar-denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are then effectively liable for amounts in reais and interest at a percentage of an interbank variable interest rate (CDI). The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

     We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

     Total debt at December 31, 2006 decreased by R$612.2 million from R$2,056.6 million in 2005 to R$ 2,668.2 million in 2006. Our most significant debt was incurred in connection with the acquisition and construction of new stores, and with the remodeling of the existing stores. Our cash interest expense was R$113.6 million in 2006, R$547.3 million in 2005 and R$384.4 million in 2004.

     Several banks provide us with short-term financing; of these, three banks, ABN-Amro, Banco do Brasil and Santander, individually represent 10.2% of the total amount of short-term debt outstanding as of December 31, 2006. Although we have no committed lines of credit with these banks, our management believes we are in good standing with our lenders and have sufficient available credit for our needs. These short-term U.S. dollar-denominated financings are guaranteed by a promissory note.

     Our long-term debt net of current portion totaled R$1,382.2 million and R$1,615.4 million at December 31, 2006 and 2005, respectively. The balance consists primarily of long-term expansion program loans from BNDES, working capital loans from Brazilian banks and debentures we issued.

     We have entered into nine lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation, based on the TJLP plus an annual spread, or are denominated based on a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 13(ii) to our audited consolidated financial statements included in this annual report.

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

     We issued a number of convertible and non-convertible debentures between 1997 and 2006, some of which have since been converted into our non-voting preferred shares. At December 31, 2006, the fifth issuance of nonconvertible debentures was still outstanding in part.

     On October 4, 2002, the shareholders approved the fifth issuance and public placement of debentures. We received proceeds equivalent to R$411.9 million, for 40,149 non-convertible debentures issued as the first series of this fifth issuance. The debentures are indexed to the average rate of CDI and accrue an annual spread of 1.45%, which is payable semi-annually. The remuneration of the first series was subject to renegotiation or a put exercised in October 2004. The first series was renegotiated to accrue the CDI plus an annual spread of 0.95% as from October 1, 2004, which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until the maturity date on October 1, 2007. At December 31, 2006, we had 40,149 non-convertible debentures outstanding from the first series of our fifth issuance, totaling R$414,8 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to four.

     For more information on our convertible and non-convertible debentures, see note 14 to our audited consolidated financial statements included in this annual report.

     On September 19, 2003, we concluded the structure of “Pão de Açúcar Fundo de Investimento em Direitos Creditórios” (or “PAFIDC”), a receivables securitization fund. The PAFIDC has duration of five years, renewable for one additional five-year period, beginning from the date of the first subscription of quotas. The capital structure of PAFIDC is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by us. Senior quotas will be divided in two series: Series A for which the benchmark remuneration (i) was 103% of CDI (Certificado de Depósito Interbancário), an interbank variable interest rate, during the period beginning on the date of the first subscription of quotas and ending on February 20, 2004 and (ii) is 105% of CDI as from February 21, 2004; and Series B for which the benchmark remuneration is 101% of CDI. The holders of senior quotas series B will redeem on June 23, 2007, the principal amount of R$71.1 million and will redeem the remaining balance at the end of the fund’s duration. The series A quota holders will redeem their quotas at the end of the fund’s duration. Upon consolidation of PAFIDC, senior quotas are recorded as current and non-current loans and financing. Subordinated quotas have a single series. Beginning in February 2004, the quotas are nominative and could be listed for negotiation the over-the-counter market. We hold a retained interest of 19.4% (subordinated quotas) and will redeem the subordinated quotas only after the redemption of senior quotas (or at the end of the PAFIDC’s duration). Subordinated quotas are non-transferable and nominative. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the PAFIDC’s net assets after absorbing any default on the credit rights transferred to PAFIDC and any losses attributed to the PAFIDC.

     We invested R$100.0 million in October 2003 and R$29.9 million in July 2004, in subordinated quotas of PAFIDC and transferred credit rights to the securitization fund. In 2006, we transferred to PAFIDC customer credit financing, post-dated check credit sales and accounts receivable from credit card companies, in securitization transactions totaling R$7,299.7 million and R$6,750.1 million in 2005. The outstanding balance of these receivables at December 31, 2006 was R$845.7 million and R$756.8 million in 2005. For all securitizations, we retained servicing responsibilities and subordinated interests. The delinquent credits will be collected by PAFIDC’s administrator, which will be assisted by our collection department, for which we do not receive fees for such service. The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us.

     We continue to implement our capital expansion and investment plan and currently intend to invest in 2007 approximately R$1 billion in new projects.

     In 2006, our capital expenditures totaled R$902.2 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were R$899.6 million in 2005 and R$559.4 million in 2004. For specific use of our capital expenditures in 2006, see “Item 4A – Information on the Company – History and Development of the Company – Capital Expansion and Investment Plan.”

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

     5F. Tabular disclosure of contractual obligations

     The following table summarizes significant contractual obligations and commitments at December 31, 2006 that have an impact on our liquidity:

		Payment Due by Period

	Total	Less than one year	One to three years	Three to five years	After five years
Contractual Obligations

	(in millions of U.S. dollars)

Long–term debt	2,253.4	871.3	1,169.2	212.9	–
Debentures	414.8	414.8	–	–	–
Estimated interest payments(1)	485.9	297.8	135.6	52.5	–
Taxes, other than on income	313.6	52.7	105.0	96.7	59.2
Leases Agreements(2)	2,453.9	103.0	203.5	193.8	1,953.6
Operating lease(3)	1,466.7	238.5	394.0	245.8	588.4
Other	44.4	44.4	–	–	–

Total contractual obligations	7,432.7	2,022.5	2,007.3	801.7	2,601.2

_________________

(1) Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts. Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate at December 31, 2006. However, our long- term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.
(2) Lease agreements include capital lease obligations which are not distinguished in the Brazilian GAAP.
(3) Operating leases include minimum rental obligations which are not distinguished in the Brazilian GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Board of Directors

     Our board of directors is currently composed of the following members:

Name	Position	Since

Valentim dos Santos Diniz	Honorable Chairman	1995

Abilio dos Santos Diniz	Chairman	1995

Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003

João Paulo Falleiros dos Santos Diniz	Director	1999

Pedro Paulo Falleiros dos Santos Diniz	Director	2003

Geyze Marchesi Diniz	Director	2005

Maria Silvia Bastos Marques	Director	2003

Gerald Dinu Reiss	Director	1995

Candido Botelho Bracher	Director	2005

Jean-Charles Henri Naouri	Director	2005

Michel Alain Maurice Favre	Director	2006

Hakim Laurent Aouani	Director	2005

Francis André Mauger	Director	2005

Henri Philippe Reichstul	Director	2005

Xavier Michel Marie Jacques Desjobert	Director	2006

     Mr. Valentim dos Santos Diniz is the Honorary Chairman of our board of directors since 2003. He had been our chairman from 1995 to 2003. Mr. Diniz founded the Pão de Açúcar Group in 1948.

     Mr. Abilio dos Santos Diniz is the chairman of our board of directors since 2003. He had been a director of our board of directors from 1995 to 1999, when he became its vice-chairman. Mr. Abilio Diniz was one of the founders of São Paulo's supermarket association, and was also a founder of ABRAS. He is a former member of the Brazilian National Monetary Council. Mr. Abilio Diniz holds a bachelor's degree in Business Administration from Fundação Getúlio Vargas and has attended Columbia University in New York and the University of Ohio at Dayton. Mr. Abilio Diniz is the son of Mr. Valentim dos Santos Diniz.

     Mrs. Ana Maria Falleiros dos Santos Diniz D'Avila is a member of our board of directors. She has a bachelor's degree in Business Administration from Fundação Armando Álvares Penteado (FAAP) and postgraduate degree in Marketing from Fundação Getúlio Vargas and from FAAP. Mrs. Diniz D'Avila is the daughter of Mr. Abilio Diniz.

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

     Mrs. Geyze Marchesi Diniz is a member of our board of directors. She has a bachelor's degree in Economics and earned an MBA from Fundação Getúlio Vargas. Mrs. Marchesi Diniz is Mr. Abilio Diniz’s wife.

     Mrs. Maria Silvia Bastos Marques is a member of our board of directors. Mrs. Marques is the CEO of Icatu Hartford. She was the former President of the Instituto Brasileiro de Siderurgia, Officer-Director of Companhia Siderúrgica Nacional, Municipal Secretary of Finance of the City of Rio de Janeiro and Director of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Mrs. Marques has a degree in Public Administration from Fundação Getúlio Vargas, where she earned a master's degree and a doctoral degree.

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

     Mr. Jean-Charles Henri Naouri is a member of our board of directors. Mr. Naouri is Chairman and Chief Executive Officer of Casino group. Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, has studied at Harvard University and at Ecole Nationale d'Administration.

     Mr. Michel Alain Maurice Favre is a member of our board of directors. Mr. Favre is Administrative Financial Officer of Casino group. He previously served as Administrative Financial Officer of Grupo Altadis and was member of board of directors and responsible for several divisions of Grupo Valeo. Mr. Favre has a degree in Business Administration from HEC Business School.

     Mr. Hakim Laurent Aouani is a member of our board of directors. Mr. Aouani is Director of Corporate Finance at Casino group. Mr. Aouani received a degree from SUPELEC Engineering School with a major in telecommunication and also holds a degree in business administration from HEC Business School.

     Mr. Francis André Mauger is a member of our board of directors. Mr. Mauger is Director of Latin America Operation of Casino group. Mr. Mauger has attended The Ecole Hôteliere de Lausanne – Swiss.

     Mr. Henri Philippe Reichstul is a member of our board of directors. Mr. Reichstul is the chairman of - G & R – Gestão Empresarial since 2003. He was the CEO of Globopar, Petrobras and vice-president and partner of Banco Inter American Express S.A. He was also vice-minister of the Planning Ministry of Brazil. He has a degree in economics, from Universidade de São Paulo and a post-graduate degree in economics from Hertford College, University of Oxford.

     Mr. Xavier Michel Marie Jacques Desjobert is a member of our board of directors. Mr. Desjobert is International Activities Officer of Casino group. He previously served as CEO of Carnaud Metal Box and 3 SUISSES. Mr. Desjobert has a degree in engineering from Polytechnique, Ecole des Mines de Paris, I.E.P. (Institut d’Etudes Politiques) and INSEAD.

Executive Officers

     The following table sets forth the name, position and the year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected

Cássio Casseb Lima	Chief Executive Officer	2006

Enéas César Pestana Neto	Chief Financial Officer	2003

Caio Racy Mattar	Investment and Construction Officer	1995

José Roberto Coimbra Tambasco	Pão de Açúcar Supermarket Officer	2003

Hugo Antonio Jordão Bethlem	Hypermarkets and Comprebem Supermarkets Officer	2003

Maria Aparecida Fonseca	Human Resources Officer	2003

Daniela Sabbag	Investor Relations Officer	2006

Antonio Ramatis Fernandes Rodrigues	Commercial - Food Executive Officer	2007

Cláudia Jordão Ribeiro Pagnano	Marketing Executive Officer	2007

Pedro Barcellos Janot Marinho	Commercial – Non-Food Executive Officer	2007

Alexandre Lodygensky Junior	International Commerce Executive Officer	2007

     Mr. Cássio Casseb has been our Chief Executive Officer since 2006. Mr. Casseb has a degree in engineering from Escola Politécnica da Universidade de São Paulo. Mr. Casseb started his career at Bank Boston where he worked for three years. In 1979, he moved to Banco Francês & Brasileiro (Credit Lyonnais), where he worked for several areas during nine years. Mr. Casseb left Credit Lyonnais to work in Banco Mantrust SRL (Manufacturers Hannover and local professionals joint venture), where he stayed for four years, initially serving as Financial Vice President and then, as Executive Vice President. In 1997, Mr. Casseb started working for Credicard S.A. as CEO, where he accumulated sound experience in the retail industry. In May 1999, he started working for the holding company of Vicunha Group, where together with our shareholders, helped to redefine our industrial strategy and focus. From January 2003 to November 2004, Mr. Casseb served as CEO of Banco do Brasil. Before entering our company in 2006, Mr. Casseb had been serving as CEO of Coinbra, a commodities trading company under the French Group Louis Dreyfus. Mr. Casseb is a member of the Superior Council of The Federation of Industries of the State of São Paulo (Fiesp).

     Mr. Enéas César Pestana Neto has been our Chief Financial Officer since 2003. He was the Vice-President of Laboratório Delboni Auriemo and has worked for GP Investimentos and Carrefour. Mr. Pestana holds a degree in Accounting from Pontifícia Universidade Católica de São Paulo – PUC.

     Mr. Caio Racy Mattar is our Investment and Construction Officer. He previously served as a member of the executive office of Reúne Engenharia e Construções Ltda. He is also a member of the board of directors of Paramount Lansul S.A., Sendas Distribuidora S.A. and Gafisa S.A. Mr. Mattar has an engineering degree from Instituto de Engenharia Paulista and has attended the London Business School. Mr. Mattar began his career with us in 1993 and has been our executive officer since 1995.

     Mr. José Roberto Coimbra Tambasco is our Pão de Açúcar Supermarket Officer. Mr. Tambasco has a degree in Business Administration from Fundação Getúlio Vargas. Mr. Tambasco began his career with us in 1979 and has been our executive officer since 2003.

     Mr. Hugo A. Jordão Bethlem is our CompreBem and Sendas Supermarket Officer. Mr. Bethlem was the Commercial Officer of DiCicco, Jerônimo Martins, Parque Temático Play Center and Carrefour. Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas – FMU and has a post-graduate degree in Administration from Cornell University. Mr. Bethlem began his career with us in 2001 and has been our executive officer since 2003.

     Mrs. Maria Aparecida Fonseca is our Human Resources Officer. Mrs. Fonseca has a degree in mathematics and a post-graduate degree in finance from Universidade São Judas Tadeu. She also has a postgraduate degree in human resources from Universidade Federal de Pernambuco. Mrs. Fonseca began her career with us in 1985 and has been our executive officer since 2003.

     Mrs. Daniela Sabbag is our Investor Relations Officer. Mrs. Sabbag has worked in our Investor Relations area since 2000, and in recent years was the Investor Relations Manager. Mrs. Sabbag has a degree in business administration and holds an MBA from Fundação Getúlio Vargas, with supplementary courses and post-graduate studies in business administration from Fipecafi at the Universidade de São Paulo. Previously, Mrs. Sabbag worked as an investment analyst (equity research) at Deutsche Bank, and with Sé Supermercados in Jerônimo Martins. Mrs. Sabbag began her career with us in 2000 and has been our executive officer since 2006.

     Mr. Antonio Ramatis Fernandes Rodrigues has been our Commercial Food Executive Officer since 2007. Mr. Rodrigues was the Commercial and Marketing vice-chairman of Grupo Bom Preço, the Commercial and Logistics vice-chairman of Grupo Sonae and the Commercial vice-chairman of C&A. Mr. Rodrigues has a degree in engineering from Fundação Armando Álvares Penteado – FAAP and holds a master degree in business administration from Universidade de São Paulo.

     Mrs. Cláudia Jordão Ribeiro Pagnano has been our Marketing Executive Officer since 2007. Mrs. Pagnano was the Marketing Executive Officer of BankBoston, Cartão Unibanco, Eastman Kodak Company and Colgate Palmolive. Mrs. Pagnano has a degree in marketing from ESPM – Escola Superior de Propaganda e Marketing and holds a post-graduate degree in financing from Fundação Getúlio Vargas.

     Mr. Pedro Barcellos Janot Marinho has been our Commercial Non-Food Executive Officer since 2007. Mr. Marinho was the Executive Officer of Zara Brazil. He also worked for some major companies in the retail sector in Brazil such as Richards – Cia. de Marcas, Lojas Americanas and Mesbla. Mr. Marinho holds a degree in business administration from Universidade Cândido Mendes, Rio de Janeiro and holds a post-graduate degree in human resources from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ.

     Mr. Alexandre Lodygensky Junior has been our International Commerce Executive Officer since 2007. Mr. Lodygensky was the Executive Officer of Banco Francês e Brasileiro – Crédit Lyonnais and HSBC, among others, and of Comexport Trading. He is a member of the board of executive officers of Banco Bladex – Panamá. Mr. Lodygensky holds a degree in engineering from Escola Politécnica da Universidade de São Paulo - USP.

6.B. Compensation

     For the year ended December 31, 2006, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$19 million. Other non-cash benefits in 2006 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

Stock Option Plan

     In 1997, our shareholders approved a compensatory stock option plan for our management and certain employees. Our stock option plan is designed to obtain and retain the services of executives and certain employees. Only options covering preferred shares are granted.

     Our stock option plan is managed by a committee elected by our board of directors, the plan management committee. This committee periodically grants share options setting the terms thereof and determining the employees to be included. In addition to managing our stock option plan, the committee is responsible for selecting the manager and employee beneficiaries who are entitled to benefit from the option plan as well as establishing the specific terms and conditions of each option agreement (including the quantity of shares to be acquired) applicable to each of the beneficiaries. The exercise price will not be lower than 60% of the weighted average market price of our shares on the São Paulo Stock Exchange during the four business days preceding the date of the option agreement.

     When share options are exercised, we can grant new shares to the new shareholders. Our stock option plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through the exercise date. Our stock option plan stipulates that 50% of the options granted vest and can be exercised at the end of three years and the remaining 50% vest and can be exercised at the end of five years. The exercise term expires after a period of three months after the vesting dates. In 1999, our board of directors approved a new grant of options convertible into an additional 3.4 billion preferred shares to be granted under our stock option plan.

		Share options (thousands)
	Capital increase	2006	2005	2004

Options outstanding at beginning of year		1,621,233	1,706,870	1,439,340
Options granted
Series 8 (granted on April 30, 2004)		–	–	431,110
Series 9 (granted on April 15, 2005)		–	494,545	–
Series 10 (granted on July 7, 2006)		450,735	–	–
Options exercised
Series 3 – March 26, 2004	R$ 1,797	–	–	(80,000)
Series 7 – May 16, 2003	R$ 6,445	–	(145,677)	–
Series 6 – April 7, 2006	R$ 7,120	(101,400)	–	–
Series 7 – May 9, 2006	R$ 92	(2,063)	–	–
Options forfeited		(258,449)	(197,430)	(83,580)
Options expired		(239,600)	(237,075)	–

Outstanding options granted at end of year		1,470,456	1,621,233	1,706,870

New stock option plan for preferred shares

     At the extraordinary general meeting held on December 20, 2006, our shareholders approved an amendment to our stock option plan.

     Beginning in 2007, stocks option may be granted to our management and employees as follows:

  shares will be classified into two types: Silver and Gold;

  the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the plan management committee, over 35 months following the granting date granted. The price per each thousand Gold-type shares will correspond to R$0.01;

  the price for each thousand Silver-type shares will correspond to the average closing price of our preferred shares over the last 20 trading sessions of BOVESPA, prior to the date on which the committee grants the option, with negative goodwill of 20%;

  in both cases, the prices will not be restated, and

  the options granted vest as follows: from the 36th month to the 48th month from the grant date or a date to be defined by the committee, the beneficiary will acquire the right to exercise: 1) 100% of the Silver-type options granted; 2) the amount of Gold-type shares to be determined by the committee, after compliance with the granting conditions.

     As of April 13, 2007, the series A1 was issued.

     6.C. Board Practices

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

     Following the implementation of the transactions contemplated by the Joint Venture Agreement celebrated on May 3, 2005 as described in "Item 7A - Major Shareholders and Related Party Transactions - Major Shareholders - Shareholders' Transactions - Holding Company Shareholders' Agreement", our shareholders' meetings held on June 22, 2005 and August 16, 2005 approved our corporate management structure reorganization. As a result of the reorganization, four special committees were created to support the structure of our Board of Directors, which will set forth the committees' attributions, as well as the regulation of our executive officers' duties and titles. For specific information regarding the new corporate structure and competences of our committees, see "- Committees".

     At our general shareholders’ meeting held on June 22, 2005 and at our extraordinary shareholders’ meeting held on August 16, 2005, our shareholders also appointed new members to our board of directors and renewed the mandate of existing board members. Mr. Abilio Diniz has been re-confirmed as the Chairman of our board of directors and appointed as the Chairman of the board of directors of the Holding Company. As part of his duties as Chairman of our board of directors, Mr. Abilio Diniz is responsible for the general supervision of our strategy and activities and will serve as liaison between our board of directors and our executive officers committee. As Chairman of our board of directors, Mr. Abilio Diniz has a casting vote for matters in the regular course of our business. See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders - Shareholders’ Transactions – Holding Company Shareholders’ Agreement.” Also on June 22, 2005, our directors renewed the mandate of existing officers.

      Our executive officers committee is composed of at least 12 (twelve) and up to 14 (fourteen) members, being one the Chief Executive Officer and the other executive officers, elected by our board of directors. The general responsibilities of our executive officers are determined pursuant to our bylaws, and their duties and titles will be established by our board of directors.

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

      Committees

      Pursuant to our by-laws, we currently have the following four special committees: (i) Audit Committee; (ii) Human Resources and Compensation Committee; (iii) Financial Committee; and (iv) Innovation and Development Committee. The attributions of each committee will be set forth by our board of directors, as well as the members of each committee will be appointed by our board of directors, solely among its members, and will also designate the President of each special committee. Each special committee will be composed of 3 (three) and up to 5 (five) members for a term of office of 3 (three) years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

      Audit Committee

      The audit committee holds meetings monthly and has the following assignments: (i) to review the appointment by our board of directors of the independent public accountants who will audit our financial statements; (ii) to review the financial statements and the annual and quarterly financial statements together with the accompanying reports, through discussions with our Chief Executive Officer, Chief Financial Officer and/or with the Administrative Financial Officer; (iii) to review the internal control systems, and in a more generic way to examine our audit, accounting and management procedures, through discussions with our Chief Executive Officer and the Administrative Financial Officer; and (iv) to review and discuss any fact or event likely to have a material impact on our financial situation and/or any of our controlled companies in relation to the obligations and/or risks, compliance with laws and regulations and any material pending litigation, and more particularly those matters concerning risk management and identification and prevention of management errors.

     The responsibilities of the audit committee are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. Our audit committee is composed of Gerald Dinu Reiss, as President, Maria Silvia Bastos Marques and Henri Philippe Reichstul.

     Human Resources and Compensation Committee

     The human resources and compensation committee holds meetings at least once every two months and will have the following assignments: (i) to provide guidelines to the profile of the officer that will become our Chief Executive Officer; (ii) to examine candidates for election to our board of directors, in light of their commercial experience, expertise and economic, social and cultural activity; (iii) to examine candidates for appointment to our executive officers committee; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using similar Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using similar Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our company and our controlled companies who could be our future leaders and follow up the development of their career. Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D'Avila, Geyze Marchesi Diniz, Xavier Michael Marie Desjobert, Gerald Dinu Reiss, and Francis André Mauger.

     Financial Committee

     The financial committee holds meetings at least once every two months and will have the following assignments: (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us and any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to accompany and supervise the implementation and accomplishment of our annual investment plan; (vi) to accompany the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure. Our financial committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Hakim Laurent Aouani, Michael Alain Maurice Favre and Gerald Dinu Reiss.

     Innovation and Development Committee

     The innovation and development committee will hold meetings at least once every three months and will have the following assignments: (i) to review the projects related to business and technology innovations as well as to recommend to our company the introduction of such innovations; (ii) to review and propose market opportunities or new business formats to strengthen our growth strategy; and (iii) to review the real estate expansion plans. Our innovation and development committee is composed of Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Francis André Mauger and Xavier Michel Marie Desjobert.

     Advisory Board

     In addition to the committees described above, our by-laws provide for an ad hoc advisory board of up to 13 (thirteen) members, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors. Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the president of our board of directors. The current term of all members of our advisory board is 3 (three) years, reelection being permitted, and such members may receive a compensation set forth by our general shareholders’ meeting. Our advisory board was elected by our shareholders in the shareholders’ meeting held on June 22, 2005 and is comprised of the following members: Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales, Arthur Antonio Sendas and Fernando Maida Dall Acqua and Yoshiaki Nakano.

     For the year ended December 31, 2006, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$19 million. Other non-cash benefits in 2006 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

6D. Employees

     Our workforce at December 31, 2006 consisted of 63,607 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our hourly employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

     The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2006, 2005, 2004, 2003 and 2002:

	At December 31(1)

	2006	2005	2004	2003	2002

Operational	53,495	53,187	53,177	46,094	47,623
Administrative	10,112	9,616	10,307	9,463	10,275
Total	63,607	62,803	63,484	55,557	57,898

                    ________________

(1)	Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in the final month of each period presented by 220 hours.

6E. Share Ownership

     At May 25, 2007, the board members and executive officers owned an aggregate amount of 85 common shares. The members of our board of directors and our executive officers, on an individual basis and as a group, own less than 1% of our common stock. See “Item 7A.—Major Shareholders and Related Party Transactions—Major Shareholders.” As of May 15, 2007, our management and some of our employees also owned options to purchase an aggregate amount of 97,470,000 preferred shares at per-share purchase price of R$57,77. None of the members of our management and our employees holds any options to purchase our common shares. See “Item 6B. Directors, Senior management and Employees – Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     7A. Major Shareholders

     The following table sets forth information as of May 15, 2007 with respect to holdings of our capital stock:

Shareholder	Common Shares		Preferred Shares		Total Shares

	Number	Percentage	Number	Percentage	Number	Percentage

Wilkes Participações S.A	32,700,000,000	65.61%	–		32,700,000,000	28.72%
Peninsula Particìpações Ltda	1,392,087,129	2.79%	1,304,233,686	2.04%	2,696,320,815	2.37%
Sudaco	14,309,588,419	28.71%	–	–	14,309,588,419	12.57%
Segisor	1,000	–	1,892,946,860	2.96%	1,892,947,860	1.66%
Casino Guichard Perrachon S.A	26,000	–	–	–	26,000	–
Abilio dos Santos Diniz	15		–	–	15
João Paulo F. dos Santos Diniz	10	–	8,900,000	0.01%	8,900,010	0.01%
Ana Maria F. dos Santos Diniz D'Avila	10	–	–	–	10	–
Pedro Paulo F. dos Santos Diniz	–	–	360,850	–	360,850	–
Rio Soé Empreendimentos e
Participações Ltda	1,407,912,871	2.83%	–	–	1,407,912,871	1.24%
Flylight Comercial Ltda	–	–	160,314,807	0.25%	160,314,807	0.14%
Onyx 2006 Participações Ltda	–	–	10,253,190,000	16.01%	10,253,190,000	9.00%
Rio Plate Empreendimentos e
Participações Ltda	–	–	2,027,586,304	3.17%	2,027,586,304	1.78%
Swordfish Investments Limited	–	–	2,236,310,000	3.50%	2,236,310,000	1.96%
Directors and officers	85		73,620,010	0.10%	73,620,095	0.06%
Others	30,310,149	0.06%	46,071,460,228	71.96%	46,101,770,377	40.49%
TOTAL	49,839,925,688	100.00%	64,028,922,745	100.00%	113,868,848,433	100.00%

     At May 15, 2007, there were 46,071,460,228 preferred shares held by holders of record in Brazil, representing 71.96% of the total of preferred shares outstanding, and 30,310,149 common shares held by holders of record in Brazil, representing 0.06% of the total of common shares outstanding.

Holding Company Goodwill Amortization

     On May 3, 2005, the Diniz Group (group of shareholders composed by the members of the Diniz family) and the Casino Group (a retail company headquartered in France) formed Vieri Empreendiments and Participações S.A. (“Vieri” or “parent company”), which became the parent company of CBD, whose control is shared by both group of shareholders.

     When Vieri acquired the common shares of the Company, a higher price was paid in relation to the book value of the Company, thus generating goodwill. In 2006, Companhia Brasileira de Distribuição and the parent company began a restructuring process in order to transfer the goodwill to the Company to obtain the tax deductibility of the goodwill amortization. The estimated tax benefit is approximately R$517,331.

     As a first step of the restructuring process, the goodwill was transferred from the parent company to Companhia Brasileria de Distribuidora in two phases, including the creation of a new subsidiary by the parent company to where the goodwill was transferred, and subsequently the merger of this new subsidiary into Companhia Brasileira de Distribuição. This first step was concluded on December 20, 2006, with the approval by the shareholders through an Extraordinary General Meeting.

     A valuation allowance, denominated in the books as “Provision for maintenance of shareholders’ equity”, was recorded by the subsidiaries in relation to the goodwill. Accordingly, the remaining net balances correspond to the tax benefit resulting from the future amortization of goodwill.

     On December 31, 2006 the value of the resulting tax benefit related to both income taxes and social contribution tax on profits of the Companhia Brasileira de Distribuição was R$517,331. This is shown in the balance sheet as part of deferred taxes which is R$238,676 as current and R$837,676,249 as non-current assets on December 31, 2006, respectively.

     Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects on the Company’s profitability or the flow of dividends to its minority shareholders. The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2006 is shown below:

Balance sheet effects:	R$

Cash	37
Unamortized balance of goodwill	2,061,951
Provision for maintenance of shareholders equity	(1,546,463)
Deferred income tax	1,806

Tax benefit balance presented under “Deferred income taxes”	517,331

     Beyond the amount of R$ 517,331 regarding the Tax benefits balance presented as deferred income taxes this transaction also brought to Companhia Brasileira de Distribuição the amount of R$ 1,806 regarding deferred income tax which was existed at Vieri.

     The goodwill will be amortized straight line over 5 years, starting in 2007. The provision for maintenance of shareholders equity was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits that will be generated by its amortization in the Company. This is also the amount necessary to ensure that there will be no reduction in the amount of retained earnings available for the distribution of dividends on account of the future amortization of the goodwill in excess of the related tax benefit. The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve (Goodwill special reserve). Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder.

Shareholders’ Transactions

     As a result of a joint venture entered into in 2005, the Diniz group (consisting of our shareholders Mr. Abilio Diniz, Península Participações Ltda., or Península, and the other members of the Diniz family that control Península) and the Casino group share our control, through a Holding Company. The Diniz group and the Casino group entered into a Holding Company Shareholders’ Agreement that outlines the rules for the exercise of our co-control, corporate governance and restrictions on transfer of the Holding Company’s shares. In addition, the Diniz group, the Casino group and the Holding Company entered into a new CBD

Shareholders’ Agreement that governs their relationship in light of the Holding Company Shareholders’ Agreement, and establishes that the Diniz group and the Casino group will vote our shares in accordance with instructions given by the Holding Company.

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

  may cast a casting vote if the Casino group requests a lower distribution of dividends by us than the Diniz group prefers, in which case the Diniz group may affect dividends of up to 40% of our annual profits.

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

     In addition, both the Casino group and the Diniz group have, except in certain circumstances, the right of first refusal with respect to shares or convertible securities of the Holding Company to be disposed of by any of them. The Casino group may not sell its shares in the Holding Company for 18 months from the date of execution of the Holding Company Shareholders’ Agreement, and the Diniz group may not sell its shares in the Holding Company for nine years from such date (or, if the Casino group appoints the Chairman of the board of directors of the Holding Company, on the date of such appointment).

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

     The Holding Company Shareholders’ Agreement provides that the Diniz group and the Casino group will not compete with each other in the food retailing business in Argentina, Uruguay, Paraguay, and Colombia, and they may not engage in the food retailing business in Brazil through any entity other than us. The non-compete provision will continue for three years counted from the date either party ceases to be the owner of at least 10% of the voting capital stock of the Holding Company, except that Diniz group may not compete with the Casino group as long as any of its members (i) remains a direct or indirect shareholder of the Brazilian corporation that received real estate properties from us and rents them to us or (ii) keeps, in whole or in part, the Diniz Group Rights described above.

     Our company also has a preemptive right to take advantage of business opportunities identified by either (i) certain members of the Diniz group or the Casino group in a new business other than the food retail business in Brazil or (ii) the Diniz group or the Casino group in a food retail business in Portugal on a 50%-50% basis with whichever shareholder identified the opportunity.

     The Holding Company Shareholders’ Agreement has a term of forty years and terminates automatically (except with respect to the three-year non-compete provision and in certain circumstances the Diniz Group Rights described above) when either of the Casino group or the Diniz group ceases to hold 10% of the Holding Company’s shares or convertible securities.

     CBD Shareholders’ Agreement

     According to the CBD Shareholders’ Agreement, the Diniz group and the Casino group are obligated to vote together and in the same way that the Holding Company votes at any of our general shareholders’

meetings. In the event that the Holding Company refrains to vote in any matter in our general shareholders’ meetings, Casino group and Diniz group agreed to equally refrain upon such matter. In order to guarantee compliance with the Shareholders’ Agreement by the Holding Company and us, the voting rights of our shares owned directly by Casino group or Diniz group have been pledged to the Holding Company.

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

Leases

     We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which belongs to the Diniz group. These properties include one store from Mr. Valentim dos Santos Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz and eight stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, all children of Mr. Valentim dos Santos Diniz, 57 stores from the Sendas family and 61 stores from the Fundo de Investimento Imobiliário Península. Aggregate payments in 2006 under those leases equaled approximately R$15.2 million to the Diniz family, R$29.5 million to the Sendas family and R$114.9 million to the Fundo de Investimento Imobiliário Península. We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis. For further information on these leases, see note 24 (v) (i) to our audited consolidated financial statements included in this annual report.

Related Party Financing

     In November 2000, the Casino Group subscribed 41,962 convertible debentures from our fourth issue, from of a total of 100,000 convertible debentures. These debentures were repaid at maturity in August 2005. Interest expense related to the debentures was R$1.6 million in 2005. See note 8 to our audited consolidated financial statements included in this annual report.

The Technical Assistance Agreement

     In July 2005, we entered into a Technical Assistance Service Agreement with our shareholder Casino, in the total annual amount in Brazilian reais corresponding to US$3 million, of which the subject matter is the rendering of services by Casino to us, involving technical assistance in the areas of human resources, trademarks, marketing and communication, global campaigns and administrative assistance, among others. This agreement is effective for seven years, after which term it will be automatically renewed for an undetermined period. This agreement was approved by a board of directors’ meeting and an Extraordinary General Meeting held on August 16, 2005. In 2006, we paid R$6.3 million related to this technical assistance.

Goodlight brand

     We entered into an agreement with Mrs. Lucília dos Santos Diniz, one of our minority shareholders, for the exclusive right to use the "Goodlight" brand. We paid to Mrs. Diniz an aggregate of R$179,000 in 2006 (R$228,000 in 2005) under this agreement. As of October 1, 2006, we no longer have exclusivity in the right to use the brand.

     7C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     8A. Consolidated Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business, some of which are described below. These include general civil, tax and labor litigation and administrative proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. For further information on our legal proceedings, see note 16 to our audited consolidated financial statements included in this annual report.

     The following probable losses from existing tax obligations under dispute have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

	2006	2005

	(thousands of reais)

Taxes:
COFINS and PIS	1,011,320	921,963
Labor claims	42,708	44,567
Civil and other	155,435	110,381

Total accrued liabilities for legal proceedings	1,209,463	1,076,911

     Taxes on Revenues

     We are questioning the constitutionality of the increase of the tax rate of the PIS and the COFINS taxes, which accrue on revenues, as well as the expansion of their tax basis as of February 1, 1999 because we believe these changes could only be introduced by a law complementary to the Federal Constitution. On September 1999, the lower court issued a ruling in our favor. The federal government appealed the decision and is awaiting a final judgment. At December 31, 2006, we had a provision of R$1,011.3 million that we believe corresponds to the amount of PIS and COFINS we did not collect, based on the lower court decision, and this provision is monetarily updated. Since these contributions are not being collected, the federal government has issued tax assessment notices to charge the corresponding values not collected.

     In March 2004, we filed an injunction seeking a judicial authorization so as to ensure the right to enlist the credit resulting from the COFINS levied on the inventory at the rate of 7.6% in a single installment. The preliminary order was granted. According to this decision, we did not collect the amount of R$32.9 million. The chances of success for this lawsuit are deemed possible.

     Social Security Contributions

     We are challenging the constitutionality of some social security contributions, such as the contributions for education allowance (salário educação) and for worker’s compensation insurance (SAT), as well as our right to offset the amount we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not been collecting some of these contributions and/or we have been offsetting overpaid contributions with other social security contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed these decisions and, with regard to worker’s compensation insurance (SAT) the court ruled against us, prompting us to join the Special Installments Program (Parcelamento Especial - PAES) pursuant to Law 10,684/2003 and pay the amount of R$256.6 million of social security contributions in installments. As of December 31, 2006, the amount of R$ 232.7 million was recorded in our current liabilities and long-term liabilities as Taxes payable in installments.

     Furthermore, the Social Security Institute – INSS filed several assessment tax notices, to charge the social security contribution levied on payments that we do not believe should be included in the calculation of this contribution, since they do not reflect a consideration for the work accomplished and are not paid habitually, in the approximate amount of R$106.1 million. We presented administrative defenses, and are awaiting a decision. We believe our chances of success are possible, and there is no provision accrued for this contingency.

     Income Tax

     In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 6.3% for February 1989. The federal government also appealed the decision and is awaiting a final judgment. The federal government is charging the values not collected since there is a lawsuit in the amount of R$54.1 million. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2004, we had a provision of R$10.6 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 6.3% inflationary index for February 1989 and the 70.3% rate, which was fully settled in June 2005.

     The federal government is charging the values resulting from additional amounts that have not been included in the calculation of the Corporate Income Tax in the amount of R$40.0 million; we believe our chances of success in this suit as possible.

     ICMS - State Value-Added Tax on Sales and Services

     The State of São Paulo issued tax assessment notices charging credits of ICMS (State Value-Added Tax on Sales and Services) based on the presumption that those credits were collectible, considering that tax reporting data would not be in accordance with electronic files data concerning the transactions. We filed defenses presenting documents that evidence that such credits are correct and also the electronic files. The amount involved is R$1.4 billion.

     We were assessed by the State of São Paulo to charge the ICMS levied on the financial fees, included on sales, and excluded of the calculation basis, in the amount of approximately R $166.2 million. The administrative authority ruled against us and we filed an administrative appeal. As of the date of this annual report, a final administrative decision was pending. According to our legal advisers, our chances of success in these administrative defenses are probable.

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

     Nevertheless, the Federal Government filed tax assessment notices trying to collect the unpaid social contribution on profits, which on September, 2006 amounted approximately R$58.5 million. Defenses were presented based on the same arguments described above and are pending decision. According to our lawyers our chances of success in these administrative defenses are deemed possible, accordingly, we did not accrue any provision.

     The Internal Revenue Service issued tax assessment notice charging the IRRF, PIS and COFINS due to operation of exports. The amount involved is approximately R$338.3 million. According to our lawyers our chances of success in these administrative defenses are deemed possible to R$143.6 million and probable to R$177.3 million.

     Labor Claims

     We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2006, we had a provision of R$42.7 million for labor related loss contingencies, since it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

     Other

     The Company is defendant, at several judicial levels, in lawsuits of civil nature and others. The Company sets up provisions for losses in amounts considered to be sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable. For further information on these lawsuits, see note 16 to our audited consolidated financial statements included in this annual report. At December 31, 2006, we had a provision of R$138.3 million for liabilities in connection with civil and other lawsuits.

     Subsequent changes in the expectation of risk of the referred lawsuits may require the recording of additional provisions for contingencies.

Dividend Policy and Dividends

     General

     Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each year at which an annual dividend may be declared. Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to that established 50% of the net profits adjusted pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the net profits adjusted according to Brazilian corporate law. Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds. See item “10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”

     Dividend Policy and History of Dividend Payments

     The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2002:

Period	Description	First payment date	R$ per 1,000 preferred shares	R$ per 1,000 common shares	Total amount in dividends and interest on shareholders' equity (in R$ millions)

2002	Dividends	June 2003	0.5252	0.5252	59.4
2003	Dividends	June 2004	0.5089	0.4626	54.8
2004	Dividends	June 2005	0.8265	0.7514	89.1
2005	Dividends	June 2006	0.5686	0.5169	62.0
2006	Dividends	June 2007(1)	0.1859	0.1690	20.3
____________________

(1)	The proposed dividend accrued in December 31, 2006 was approved at the annual shareholders’ meeting on April 30, 2007 and was paid on June 27, 2007. According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

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

     The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the São Paulo Stock Exchange, in reais and U.S. dollars:

	High	Low	High	Low	R$ Average Daily Trading Volume

Calendar Period	R$ per 1,000		U.S.$ per 1,000

2002	60.00	40.00	16.98	11.32	1,788,932
2003	71.00	40.00	24.57	11.93	2,562,900
2004	77.47	42.94	26.93	13.82	3,349,238
2005:
1st quarter	67.90	55.00	25.47	20.63	5,746,677
2nd quarter	57.00	96.85	24.25	19.93	3,745,354
3rd quarter	64.00	43.90	28.80	19.76	5,943,516
4th quarter	77.00	56.80	32.90	24.27	7,990,502
2006:
1st quarter	98.85	77.05	45.50	35.47	10,006,018
2nd quarter	89.70	61.50	41.45	28.42	11,858,909
3rd quarter	68.69	56.00	31.62	27.78	9,979,948
4th quarter	75.70	56.30	35.41	26.33	13,079,042

Share prices for the most recent six months are as follows:

December 2006	75.70	56.30	35.41	26.33	9,810,083
January 2007	76.16	67.40	35.85	31.72	9,502,990
February 2007	70.10	62.50	33.09	29.51	15,222,813
March 2007	62.68	59.05	30.57	28.80	11,613,067
April 2007	68.06	59.00	33.46	29.01	19,113,093
May 2007	66.80	61.56	34.63	31.91	15,131,004
June 2007 (through June 25)	76.49	66.80	39.47	34.47	25,163,189
____________________
(1)	Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. There was a significant devaluation of the Brazilian real in early 2002 and 2003. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.”

     On June 25, 2007, the closing sale price for the preferred shares on the São Paulo Stock Exchange was R$74.00 per 1,000 preferred shares, equivalent to U.S.$38.19 per ADS translated at the exchange rate of R$1.9379 per U.S.$1.00, the commercial market rate on such date.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais:

	High	Low	High	Low	U.S.$ Average Daily Trading Volume

Calendar Period	U.S.$ ADSs		R$ ADSs

2002	25.05	11.48	88.51	40.56	1,832,312
2003	25.15	11.44	72.66	33.05	2,374,799
2004	27.74	13.37	80.68	41.55	3,287,320
2005:
1st quarter	26.02	20.85	69.37	55.59	4,356,430
2nd quarter	22.96	19.89	53.97	46.75	4,103,298
3rd quarter	28.87	18.56	64.15	41.24	6,818,936
4th quarter	34.61	25.53	81.01	59.76	6,392,071
2006:
1st quarter	46.13	34.37	100.21	74.67	10,012,190
2nd quarter	42.15	27.14	91.23	58.74	12,000,366
3rd quarter	31.39	25.61	68.19	55.64	7,943,120
4th quarter	35.02	26.15	74.87	55.91	8,135,213

Share prices for the most recent six months are as follows:

December 2006	35.02	30.53	74.87	65.27	7,918,043
January 2007	34.33	31.43	72.94	66.78	5,486,229
February 2007	33.67	29.24	71.32	61.94	5,174,943
March 2007	30.00	27.83	61.51	57.06	7,550,916
April 2007	33.60	28.87	68.34	58.72	7,889,248
May 2007	33.72	31.27	65.04	60.32	9,789,578
June 2007 (through June 25)	40.17	33.41	77.85	64.75	20,592,895

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

     At December 31, 2006, there were 394 companies listed on the São Paulo Stock Exchange.

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

Corporate Governance Practices

     As a Brazilian company listed on the Nível 1 das Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo (Level 1 of the Differentiated Practices of Corporate Governance of the São Paulo Stock Exchange or “Level 1”) we must comply with the corporate governance standards set forth in the Brazilian corporate law, the rules of the CVM and the Regulamento de Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo (the Differentiated Practices of Corporate Governance of the São Paulo Stock Exchange or the “Level One Regulation”), as well as our own by-laws.

     On November 4, 2003, the SEC approved the new corporate governance rules established by the NYSE. Pursuant to these rules, foreign private issuers that are listed on the NYSE, such us, must disclose any significant differences in corporate governance practices compared to U.S. domestic companies under the listing rules of the NYSE.

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our by-laws require that our directors be elected by our shareholders at a general shareholders meeting. Currently our board of directors consists of one honorable member and fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, five representatives of the Casino group, and four external directors.

     Neither our board of directors nor our management tests the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Because we believe these rules provide adequate assurances that our directors are independent, we have not otherwise attempted to impose the independence tests established by the NYSE.

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

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee and a Corporate Governance Committee. Although we are not required to have a Compensation Committee, we currently have a Human Resources and Compensation Committee, which, among other assignments, will review and discuss management compensation. See “Item 6C – Directors, Senior Management and Employees – Board Practices – Committees.” Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

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

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented our Code of Ethics in 2000, further amended in 2005, to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act and New York Stock Exchange rules, we later implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. For more information about our Code of Ethics, see “Item 16B – Code of Ethics”.

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

     Our main business purpose is to sell manufactured, semi-manufactured and natural products of both national and foreign origin, of any and all kind and description, nature or quality, provided that they are not forbidden by law. Furthermore, we may also engage in a wide range of activities set forth in article 2 of our by-laws.

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

     Furthermore, the preferred shares will only be admitted for trading on the Brazilian stock exchanges if they are entitled to at least one of the following preferences:

  right to participate in the distribution of the mandatory dividend of 25% of our adjusted net profits, pursuant to the following criteria (See “- Allocation of Net Profits and Distribution of Dividends – Mandatory Dividends” for a description of calculation of our adjusted net profits):

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

     Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits. Adjusted net profits are net profits following the addition or subtraction of:

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

     Expansion Reserve. Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remainder net profits adjusted after the establishment of the legal, contingency and unrealized income reserves. The total amount of this reserve may not exceed the amount corresponding to our share capital. Our shareholders may amend our by-laws in order to establish one or more other discretionary reserves. The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

  our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

  our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year.In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized income reserve account, not including the legal reserve account.

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

     Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “Item 10E – Additional information – Taxation –Brazilian Tax Considerations.”

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

     Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% in case the beneficiary is resident and domiciled in the so-called tax haven—that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. See “Item 10E – Additional information – Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.” To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

  approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us (“Investment”) in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais equivalent to US$ 100,000,000, or in excess of an amount equal to 6% of our shareholders equity (“patrimônio líquido”) as determined in our latest annual balance sheet, whichever is higher; and

  approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to two times EBITDA of the preceding 12 months.

     In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors will have the following duties:

  approval of any Investment in an individual amount or cumulated over a fiscal year in excess of the amount in reais equivalent to US$ 20,000,000 or in excess of an amount equal to 1% and up to 6% of our shareholders equity (“patrimônio líquido”) as determined in its latest annual balance sheet, whichever is the higher; and

  approval of any Financial Arrangement in excess of an individual amount equivalent to one half and up to two times EBITDA of the preceding 12 months.

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

     Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) an “incorporação de ações” as described above, (b) a spin-off and, (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

     The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In items (i) and (ii) above, the resolution will be effective only upon the prior approval or confirmation within one year by the preferred shareholders, which must be made at a special meeting, in which case the 30-day term is counted from the date the minutes of the special meeting are published. In any event, we are entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of the 30-day term mentioned above, if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

     In addition, the rights of withdrawal in items (iv), (v), (vii) and (viii), above, may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are part of the Bovespa Index, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

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

  as long as we and Sendas continue to own fifty percent of the joint participation, the shareholders resolutions of Sendas Distribuidora must be taken by consensus between us and Sendas. However, if the equity participation of any of us or Sendas falls below fifty percent of the joint participation, the shareholders’ resolutions will have to be decided by a simple majority vote, giving the minority shareholder in this case the right to veto certain major corporate decisions, such as changes to provisions in the by-laws of Sendas Distribuidora regarding its capital stock, issuance of securities and dividends policies, as well as the mergers, spin-offs and other corporate reorganizations, among others. This veto right will be valid provided that the minority shareholder continues to own more than twenty-five percent of the joint participation; and

  as long as AIG Group is a shareholder of Sendas Distribuidora it will have the right to veto certain major corporate decisions, such as issuance of new class B preferred shares, changes to provisions in the by-laws regarding the rights granted to the holders of the class B preferred shares, redemption of shares, merger, spin-off and other corporate reorganizations.

The shareholders’ agreement also establishes certain rights as described below:

  in the event PAIC, Península and Mr. Abilio Diniz decide to transfer, either direct or indirectly, our own equity control, Sendas will be entitled, pursuant to the Sendas shareholders’ agreement, to exercise a put option right against us and therefore to sell the totality of its Sendas Distribuidora’s shares at the price fixed by the shareholders’ agreement. On the other hand, if Sendas’ controlling shareholder receives from a third party an offer for Sendas’ control, we are entitled to either exercise a right of first refusal and acquire the shares at the terms and conditions offered by such third party or to acquire, at the price fixed under the shareholders’ agreement, the totality of shares in the capital stock of Sendas Distribuidora owned by Sendas. Nonetheless, on October 19, 2006, Sendas notified its put option exercise to us. We responded to the notification informing that the option is not exercisable on grounds that the transaction between Diniz group and Casino group did not constitute a transfer of our control and therefore it should not constitute a trigger to the put option right. On October 31, 2006, we were notified by the Fundação Getúlio Vargas Arbitration Chamber (Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV) of the arbitration procedure initiated by Sendas. We intend to take all necessary measures in order to participate in the arbitration proceeding.

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

  However, if Sendas transferred more than 75% of our preferred shares following the exchange, it would be required to sell back such class A common shares to us at a fixed price of R$1.00 and therefore it would cease to have the special rights provided therein. In addition, Sendas would also be subject to limitations in the amount of our preferred shares, which it could sell in the open market.

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

     This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of November 25, 2004, as amended, or Resolution 2,689, of CMN, the National Monetary Council, by a duly registered investor or, if not a registered investor under Resolution 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See “Item 10E – Taxation – Brazilian Tax Considerations.”

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

     Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

     Investors under Resolution 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item 10E – Taxation – Brazilian Tax Considerations.”

     10E. Taxation

     This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

     This summary is based upon tax laws of Brazil and the federal income tax laws of the United States in effect as of the date hereof, which laws are subject to change (possibly with retroactive effect) and differing interpretations. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of May 28, 1997, among us, the depositary and the Owners from time to time of American Depositary Receipts, and any related documents, will be performed in accordance with its terms.

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

     Taxation of Dividends

     As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Dividends and stock dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

     Distribution of Interest on Shareholders’ Equity

     In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilians corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity. Such interest is calculated by reference to the TJLP as determined by the Brazilian Central Bank from time to time and cannot exceed the greater of:

  50% of the net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for Brazilian corporate income tax as far as the limits described above are observed. Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a tax haven — that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Resident”). To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory dividend. To the extent we distribute interest on shareholders’ equity, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

     Taxation of Gains

     According to Law No. 10,833 of December 2003, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holder or Brazilian holders, may be subject to taxation in Brazil. In this sense, on the disposition of the preferred shares, as an asset located in Brazil, the Non-Brazilian Holder may be subject to income tax on the gains assessed, following the rules described below, no matter if the transactions is conducted in Brazil or abroad and with a Brazilian resident or not.

     Regarding the ADSs, although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil and, thus, if the income tax would be applicable on the gains assessed on the disposition of ADSs by the Non-Brazilian Holder to another Non-Brazilian Holder. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed with the Brazilian Central Bank. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15% or 25%, in case of Tax Haven Resident, if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain subject to taxation. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident holder that is a 2,689 Holder and is not a Tax Haven Resident.

     Under Brazilian law, income tax rules on such gains can vary, depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

     Capital gains assessed by Non-Brazilian Holder on a disposition of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

  exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, or is a Tax Haven Resident. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

     Any other gains assessed on a disposition of the preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for Tax Haven Resident which, in this case, is subject to income tax at the rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

     In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Brazilian Holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

     There is no assurance that the current preferential treatment for Non-Brazilian Holder of ADSs and 2,689 Holder of preferred shares will continue in the future or that it will not be changed in the future.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the preferred shares or ADSs by a Non-Brazilian Holder will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by the Non-Brazilian Holder within such states to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of preferred shares or ADSs.

     Tax on Bank Account Transactions (CPMF)

     As a general rule, CPMF is imposed on debits to bank accounts. Therefore, transactions by the depositary or by holders of preferred shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to CPMF tax. The CPMF tax is a temporary contribution on financial transactions, at a current rate of 0.38%, despite the fact that, for some cases, transactions involving foreign investors may be exempt from CPMF. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

     In addition, according to Law 11,312/2006, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy preferred shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on the Brazilian stock exchange.

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

     Tax on Bonds and Securities Transactions (IOF/Títulos)

     Pursuant to Decree 4,494/2000, IOF/Títulos may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

     This summary does not purport to address all the material federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar, may be subject to special tax rules.

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

     Taxation of Distributions

     In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “– Brazilian Tax Considerations – Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

     If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

     U.S. Backup Withholding and Information Reporting

     A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS

     10F. Dividends and Paying Agents

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

     We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See notes 20(c) and 24(j) to our financial statements for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk management.

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

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2006. See notes 13 and 14 to our financial statements.

	As of December 31, 2006

Expected Maturity Date

	2007	2008	2009	2010	2011	There- after	Total	Fair Value	Annual Average Interest Rate

(millions of Reais)
Assets:
Cash and banks in reais	247.7	–	–	–	–	–	247.7	247.7
Cash equivalents denominated in reais	1,033.8						1,033.8	1,033.8	100.6% of CDI

Total cash and cash equivalents	1,281.5	–	–	–	–	–	1,281.5	1,281.5

Liabilities:
Loans and financing
Floating rate, denominated in US									Foreign
dollars	14.1	–	–	–	–	–	14.1	14.1	exchange
									3.7% over basket
Floating rate, denominated in US									of foreign
dollars	15.1	9.4	9.4	0.8	–	–	34.7	34.7	currencies(**)
Floating rate, denominated in US
dollars (*)	622.6	364.4	–	215.1	–	–	1,202.1	1,216.5	103.8% of CDI
Floating rate, denominated in US
dollars (*)	28.6	–	–	–	–	–	28.6	27.3	100% of CDI
Floating rate, denominated in reais	71.1	663.0	–	–	–	–	734.1	734.1	103.7% of CDI
Floating rate, denominated in reais	119.8	65.8	54.3	–	–	–	239.9	239.4	3.5% over TJLP

Total loans and financing	871.3	1.102.6	63.7	215.9	–	–	2,253.5	2,266.1

Debentures
Floating rate, denominated in reais	414.8	–	–	–	–	–	414.8	415.4	0.95% over CDI

Total Debentures	414.8	–	–	–	–	–	414.8	415.4

(*)	We entered into cross-currency interest rate swaps in the same amount to exchange the U.S. dollars exposure for R$ indexed by CDI.

(**)	Based on a basket of foreign currencies to reflect BNDES’s funding portfolio

The annual TJLP, which is modified quarterly, was as follows:

	2006	2005	2004

First quarter	9.00%	9.75%	10.00%
Second quarter	8.15	9.75	9.75
Third quarter	7.50	9.75	9.75
Fourth quarter	6.85	9.75	9.75

	Annualized Rate

			As of December 31

	Three months ended March 31, 2007	2006	2005	2004

IGP-M(1)	1.1%	3.8%	1.2%	12.4%
CDI (2)	3.0%	15.0%	18.0%	16.6%
TR	0.5%	2.0%	2.8%	1.8%

(1)	Índice Geral de Preços - Mercado (general price index) compiled by the Fundação Getúlio Vargas.

(2)	Certificado de Depósito Interbancário (interbank variable interest rate), annualized rate at the end of each period.

     We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2006, we had no committed line of credit agreements, other than the BNDES contracts. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a discussion of these agreements.

Foreign Exchange Risk

     We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. Primary exposure is to the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Since January 1, 2002 and through December 31, 2006, the U.S. dollar depreciated by 7.9% against the real, and as of December 31, 2006, the commercial market rate for purchasing U.S. dollars was R$2.1380 to U.S.$ 1.00. In the first three months of 2007, the real depreciated by 4.1% against the U.S. dollar, and as of March 31, 2007, the commercial market rate for purchasing U.S. dollars was R$2.0504 to U.S.$ 1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2006 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$14.1 million at December 31, 2006 compared to R$15.1 million at December 31, 2005. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2006.

		Expected Maturity Date

	2007	2008	2009	2010	There- after	Total	Fair Value

			(millions of Reais)
Loans and financing
Foreign currencies (**)	15.1	9.4	9.4	0.8	–	34.7	34.7
US dollars	14.1	–	–	–	–	14.1	14.1
US dollars (*)	651.2	364.4	–	215.1		1,230.7	1,243.8
Reais	190.9	728.8	54.3	–	–	974.0	973.5

Total loans and financing	871.3	1,102.6	63.7	215.9		2,253.5	2,266.1

Debentures
Reais	414.8	–	–	–	–	414.8	415.4

Total Debentures	414.8	–	–	–	–	414.8	415.4

(*)	Originally US dollar-denominated and swapped to CDI.

(**)	Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 13 and 14 to the financial statements. As of December 31, 2006, the originally U.S. dollar-denominated debt of R$1,230.7 million (2005 – R$1,234.4 million) which were covered by floating rate swaps in Brazilian reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	As of December 31, 2006

Expected Maturity Date

	2007	2008	2009	2010	There– after	Total	Fair Value of (Assets)Liabilities	Average Paying Rate in Reais	Average Receiving Rate

			(millions of Reais)
Cross currency and interest rate swap
contracts notional amount

								103.5%	5.1% over
US dollars to reais	372.5	246.8	9.4	163.9	–	792.6	486.0	over CDI	U.S. dollar

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

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

          Management’s Report on Internal Control over Financial Reporting. Management of the Registrant is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Registrant’s internal control over financial reporting is designed to provide reasonable assurance to the Registrant’s management and board of directors regarding the preparation and fair presentation of published financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

          Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

          Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements. Ernst & Young’s attestation report on management’s assessment of the Company’s internal controls over financial reporting is included herein.

          Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

          16A. Audit Committee Financial Expert

     As disclosed in item 16D below, our audit committee follows the independence requirements of the SEC and the NYSE. Our board of directors determined that at least one of the members of the audit committee be an audit committee financial expert.

          16B. Code of Ethics

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer and controller. The Code of Ethics can be found at www.cbd-ri.com.br. Information found at this website is not incorporated by reference into this document.

          16C. Principal Accountant Fees and Services

     Ernst & Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2006 and 2005. The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes for services performed in 2006 and 2005, and breakdown of these amounts by category of service:

	2006	2005

	(millions of reais)(1)
Audit Fees	$8.6	$4.8
Audit–Related Fees	$0.3	0.3
Tax Fees	$1.1	–
All Other Fees	-	–

Total	$10.0	$5.1

____________________
(1)	Fees including out-of-pocket expenses.

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

ITEM 19. EXHIBITS

Exhibit Number             Description

1.1	English translation of our Estatuto Social (by-laws), as amended*
2.(a)	Form of Amended Deposit Agreement, among us, The Bank of New York, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(1)
4.(b)(1)	Partnership Agreement dated February 5, 2004, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(2)
4.(b)(2)	2nd Addendum to and Restatement of the Shareholders Agreement of Sendas Distribuidora S.A. dated September 16, 2005, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(4)
4.(b)(3)	Joint Venture Agreement dated as of May 3, 2005 among Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., Casino Guichard Perrachon S.A., and Companhia Brasileira de Distribuição.(2)

4.(b)(4)	Conditional Put Option Agreement dated as of June 22, 2005 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.(2)
4.(b)(5)	Family Share Call Option Agreement, dated as of June 22, 2005 by and between Península Participações Ltda., Rio Soe Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A.(2)
4.(b)(6)	Holding Company (Vieri Participações S.A.) Shareholders’ Agreement dated as of June 22, 2005 among Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(2)
4.(b)(7)	CBD Shareholders’ Agreement dated as of June 22, 2005 among Vieri Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(2)
4.(b)(8)	Private Instrument of Institution of Usufruct dated as of July 8, 2005 among Vieri Participações S.A., Casino Guichard Perrachon, Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda. and Companhia Brasileira de Distribuição.(2)
4.(b)(9)	Technical Assistance Agreement dated as of July 8, 2005 by and between us and Casino Guichard Perrachon.(3)
4.(b)(10)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda. (4)
4.(b)(11)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda. (4)
4.(b) (12)	CBD Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.*
4.(b) (13)	CBD Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.*
6.1	See notes 2(o) to our financial statements for information explaining how earnings per share information was calculated*.
8.1	List of Subsidiaries. See note 2(q) to our financial statements for information regarding our subsidiaries*.

12.1	Section 302 Certification of the Chief Executive Officer*
12.2	Section 302 Certification of the Administrative Financial Officer*
13.1	Section 906 Certification of the Chief Executive Officer*
13.2	Section 906 Certification of the Administrative Financial Officer*
(1)	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-6860).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
*	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Companhia Brasileira de Distribuição maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia Brasileira de Distribuição’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Companhia Brasileira de Distribuição maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Companhia Brasileira de Distribuição maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2006 and 2005, and related consolidated statements of income, changes in shareholder’s equity, and changes in financial position for each of the three years in the period ended December 31, 2006 and our report dated June 8, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Sergio Citeroni
Partner

São Paulo, Brazil
June 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, changes in financial position and changes in cash flow for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Miravalles Empreendimentos e Participações Ltda., an equity investment stated at R$ 79,256 thousands as of December 31, 2006, (R$ 62,003 thousands as of December 31, 2005) and equity loss of R$ 53,191 thousands for the year then ended (R$ 16,236 thousands of equity loss as of December 31, 2005). We also did not audit the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios – PAFIDC a consolidated entity, which statements reflect total assets of R$ 921,357 thousands as of December 31, 2006 (R$ 924,885 thousands as of December 31, 2005) and total of revenues of R$ 166,981 thousands for the year then ended (R$ 179,174 thousands as of December 31, 2005). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those Companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries at December 31, 2006 and 2005, and the consolidated results of its operations, changes in shareholders' equity, changes in financial position and changes in cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the consolidated financial statements)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Companhia Brasileira de Distribuição’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 8, 2007 expressed an unqualified opinion thereon.

As discussed in Note 24 r) to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004) "Share-Based Payment".

ERNST & YOUNG
Auditores Independentes S.S.

Sergio Citeroni
Partner

São Paulo, Brazil
June 8, 2007

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of reais)

	2006	2005

Assets
Current assets
Cash	247,677	168,603
Marketable securities	1,033,834	1,542,234
Accounts receivable, net	1,224,494	1,153,170
Inventories	1,231,963	1,115,286
Recoverable taxes	378,849	270,389
Deferred income taxes	238,676	84,745
Accounts receivable from vendors	397,098	263,557
Other	125,825	106,544

Total current assets	4,878,416	4,704,528

Non-current assets
Accounts receivable	334,247	293,529
Recoverable taxes	95,970	205,847
Deferred income taxes	837,676	383,584
Related parties	245,606	4,519
Restricted deposits for legal proceedings	234,901	228,969
Other	17,634	32,975

Total non-current assets	1,766,034	1,149,423

Permanent assets
Investments	79,557	62,355
Property and equipment, net	4,241,040	3,861,714
Intangible assets	630,945	1,083,501
Deferred charges	76,281	61,691

Total permanent assets	5,027,823	5,069,261

Total Assets	11,672,273	10,923,212

	2006	2005

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	2,027,268	1,654,234
Loans and financing	871,321	422,614
Debentures	414,761	17,979
Payroll and related charges	173,010	157,639
Taxes and social contributions payable	68,675	89,753
Dividends proposed	20,312	62,053
Financing for purchase of fixed assets	44,366	24,989
Rental payable	40,924	40,586
Other	163,272	99,584

Total current liabilities	3,823,909	2,569,431

Non-current liabilities
Loans and financing	1,382,152	1,952,450
Debentures	-	401,490
Taxes payable in installments	261,101	313,471
Provision for contingencies	1,209,463	1,076,911
Other	25,105	69,700

Total non-current liabilities	2,877,821	3,814,022

Minority interest	128,416	287,387

Shareholders’ equity
Capital	3,954,629	3,680,240
Capital Reserves	517,331	-
Revenue reserves	370,167	572,132

	4,842,127	4,252,372

Total liabilities and shareholders’ equity	11,672,273	10,923,212

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

     CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006, 2005 and 2004
(In thousands of reais, except earnings per thousand shares)

	2006	2005	2004

Gross sales	16,460,296	16,120,963	15,297,446
Taxes on sales	(2,579,893)	(2,707,567)	(2,732,429)

Net sales	13,880,403	13,413,396	12,565,017
Cost of sales	(9,962,965)	(9,438,126)	(8,891,475)

Gross profit	3,917,438	3,975,270	3,673,542

Operating (expenses) income
Selling	(2,418,929)	(2,300,026)	(2,160,681)
General and administrative	(527,145)	(505,652)	(468,722)
Depreciation and amortization	(547,943)	(625,281)	(489,569)
Taxes and charges	(84,923)	(63,150)	(60,767)
Financial expenses	(603,388)	(683,571)	(618,268)
Financial income	382,761	446,722	330,264
Equity results	(53,197)	(16,190)	5,307

	(3,852,764)	(3,747,148)	(3,462,436)

Operating income	64,674	228,122	211,106

Non-operating income, net	(323,229)	32,131	80,278

Income (loss) before income and social contribution taxes
and employees' profit sharing and minority interest	(258,555)	260,253	291,384
Income and social contribution taxes	(1,472)	(52,994)	49,544

Income (loss) before employees' profit sharing
and minority interest	(260,027)	207,259	340,928
Employees' profit sharing	(13,421)	(14,453)	(14,317)
Minority interest	358,972	64,184	43,219

Net income	85,524	256,990	369,830

Outstanding shares (in thousand shares) at the year end	113,771,378	113,667,916	113,522,239

Net income for the year per thousand shares	0.75	2.26	3.26

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY
Years ended December 31, 2006, 2005 and 2004
(In thousands of reais)

		Capital reserves		Revenue reserves

			Goodwill
	Share	Share	special			Unrealized	Retention of	Retained
	capital	warrants	reserve	Legal	Expansion	earning	earnings	earnings	Total

Balances at December 31, 2003	3,157,178	172,122	-	87,456	160,491	8,968	182,207	-	3,768,422

Capitalization of reserves	350,446	(172,122)	-	-	(160,491)	-	(17,833)	-	-
Stock options exercised	1,797	-	-	-	-	-	-	-	1,797
Appropriation of reserve	-	-	-	-	147,937	-	(147,937)	-	-
Realization of reserve	-	-	-	-	-	(4,899)	-	4,899	-
Net income for the year	-	-	-	-	-	-	-	369,830	369,830
Appropriation of net income to legal reserve	-	-	-	18,492	-	-	-	(18,492)	-
Dividends proposed	-	-	-	-	-	-	-	(89,059)	(89,059)
Transfer to retention of earnings reserve	-	-	-	-	-	-	267,178	(267,178)	-

Balances at December 31, 2004	3,509,421	-	-	105,948	147,937	4,069	283,615	-	4,050,990

Capitalization of reserves	164,374	-		-	(147,937)	-	(16,437)	-	-
Stock options exercised	6,445	-		-	-	-	-	-	6,445
Appropriation of reserve	-	-		-	240,460	-	(240,460)	-	-
Realization of reserve	-	-		-	-	(4,069)	-	4,069	-
Net income for the year	-	-		-	-	-	-	256,990	256,990
Appropriation of net income to legal reserve	-	-		12,849	-	-	-	(12,849)	-
Dividends proposed	-	-		-	-	-	-	(62,053)	(62,053)
Transfer to retention of earnings reserve	-	-		-	-	-	186,157	(186,157)	-

Balances at December 31, 2005	3,680,240	-	-	118,797	240,460	-	212,875	-	4,252,372

Capitalization of reserves	267,177	-		-	(240,460)	-	(26,717)	-	-
Stock options exercised	7,212	-		-	-	-		-	7,212
Appropriation of reserve	-	-		-	167,542	-	(167,542)	-	-
Merger of parent company	-	-	517,331	-	-	-	-	-	517,331
Net income for the year	-	-		-	-	-	-	85,524	85,524
Appropriation of net income to legal reserve	-	-		4,276	-	-	-	(4,276)	-
Dividends proposed	-	-		-	-	-	-	(20,312)	(20,312)
Transfer to retention of earnings reserve	-	-		-	-	-	60,936	(60,936)	-

Balances at December 31, 2006	3,954,629	-	517,331	123,073	167,542	-	79,552	-	4,842,127

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2006, 2005 and 2004
(In thousands of reais)

	2006	2005	2004

Financial resources were provided by:
Operations
Net income for the year	85,524	256,990	369,830
Expenses (income) not affecting working capital
Depreciation and amortization	547,943	625,281	489,569
Residual value of permanent asset disposals	84,014	1,022,612	73,703
Interest and indexation charges on long-term items	184,093	417,519	177,238
Provision for contingencies	94,010	51,855	125,548
Deferred income tax and social contribution	63,202	(19,660)	(88,587)
Net gain from shareholding dilution	(58,151)	(49,447)	(256,956)
Equity results	53,197	16,190	(5,307)
Provision for property and equipment write-offs and losses	12,685	-	-
Provision for goodwill amortization	268,886	-	-
Minority interest	(358,972)	(64,184)	(43,219)

	976,431	2,257,156	841,819

Shareholders
Capital increase	7,212	6,445	1,797
Increase in special goodwill reserve (Note 18)	37	-	-
Shareholding increase	-	-	385,677
Realization of investment	-	-	309,007
Net assets transferred upon setting up of subsidiary	-	-	325,208

Third parties
Loans, financings and other liabilities	6,400	642,389	546,858
Transfer to current assets	57,758	113,104	23,538

Total funds provided	1,047,838	3,019,094	2,433,904

Financial resources were used for:
Additions to investments	70,444	-	577,552
Additions to property and equipment	854,295	888,518	561,424
Additions to intangible assets	3,687	31,798	-
Additions to deferred charges	28,640	64,295	19,602
Additions to other non-current assets	-	235,775	164,463
Dividends proposed	20,312	62,053	89,059
Transfer to current liabilities	1,151,050	643,137	868,591

Total funds used	2,128,428	1,925,576	2,280,691

Increase (Decrease) in net working capital	(1,080,590)	1,093,518	153,213

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOW
Years ended December 31, 2006, 2005 and 2004
(In thousands of reais)

	Year ended December 31

	2006	2005	2004

Cash flow from operating activities
Net income	85,524	256,990	369,830
Adjustment to reconcile net income to
cash from operating activities
Deferred income tax benefit	(90,729)	(80,867)	(88,587)
Loss (gain) on sale of permanent assets	70,223	(13,689)	72,565
Net gains from shareholding dilution	(58,151)	(56,780)	(249,624)
Depreciation and amortization	547,943	625,281	489,569
Unrealized financial expenses and monetary
and foreign exchange variations	375,519	153,071	97,445
Equity results	53,197	16,190	(5,307)
Provision for contingencies	94,010	51,855	125,548
Provision for property and equipment write-offs and losses	12,685	-	-
Provision for goodwill amortization	268,886	-	-
Minority interest	(358,972)	(64,184)	(43,219)

Decrease (increase) in assets
Account receivable	(226,079)	19,971	(101,563)
Advances to suppliers and employees	3,755	(3,767)	12,403
Marketable securities – non - current	-	-	(118,070)
Inventories	(116,677)	(25,638)	(48,838)
Recoverable taxes	13,065	49,844	(106,059)
Related parties	(39,079)	(3,627)	(47,588)
Judicial deposits	5,159	(30,919)	(30,057)
Other	(14,794)	55,503	26,851
Increase (decrease) in liabilities
Accounts payables to suppliers	373,034	108,785	144,290
Payroll and related charges	15,371	7,382	27,698
Taxes payable	(165,468)	(30,163)	(126,539)
Other	89,133	28,242	5,770

Net cash provided by operating activities	937,555	1,063,480	406,518

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOW
Years ended December 31, 2006, 2005 and 2004
(In thousands of reais)

	Year ended December 31

	2006	2005	2004

Cash flow from investing activities
Proceeds from shareholder dilution in investee	-	-	309,007
Increase of minority interest	-	-	135,676
Increase in investments	(4,107)	-	-
Property and equipment	(827,665)	(878,047)	(557,095)
Increase in deferred assets	(28,640)	(64,295)	(19,602)
Increase in intangible assets	(1,322)	(31,798)	(2,343)
Capital increase in subsidiaries	(70,444)	-	-
Proceeds from sale of property and equipment	13,790	1,036,301	1,138

Net cash flow generated (used) in investing activities	(918,388)	62,161	(133,219)

Cash flow from financing activities
Proceeds from stock options exercised	7,212	6,445	1,797
Capital reserve increase	37	-	-
Financings Capital increase from minority interest	-	-	119,986
Issuances	199,549	899,814	1,233,663
Repayments	(593,238)	(1,411,474)	(1,449,312)
Dividends paid	(62,053)	(89,059)	(54,792)

Net cash used in financing activities	(448,493)	(594,274)	(148,658)

Net increase (decrease) in cash and cash equivalents	(429,326)	531,367	124,641

Cash and cash equivalents, beginning of year	1,710,837	1,179,470	981,913
Company consolidated in the year	-	-	72,916

Cash and cash equivalents, end of year	1,281,511	1,710,837	1,179,470

Cash paid during the year for
Interest (net of amount capitalized)	113,568	547,343	384,455
Income taxes	74,552	48,659	30,974

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

1. The Company

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Extra", "Barateiro", "Comprebem", "Extra Eletro", “Sendas” and “Extra Perto”. At December 31, 2006, the Company had 549 stores in operation (556 stores - December 31, 2005), of which 396 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 45 by Sé Supermercados Ltda. ("Sé"), and 102 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora").

Following the most recent important changes in operations:

a) Sendas Distribuidora

Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities in the state of Rio de Janeiro. The Company is performing a restructuring process, with a view to improving its operational results (Note 11 (i)).

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to CBD customers on an exclusive basis (see Note 9 (d)). The Company has 50% shareholding of FIC’s capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Casino joint venture agreement

On May 3, 2005, the Diniz Group (group of shareholders composed by the members of the Diniz family) and the Casino Group (a retail company headquartered in France) formed Vieri Empreendiments and Participações S.A. (“Vieri” or “parent company”), which became the parent company of CBD, whose control is shared by both group of shareholders.

When Vieri acquired the common shares of the Company, a higher price was paid in relation to the book value of the Company, thus generating goodwill. In 2006, Companhia Brasileira de Distribuição and the parent company began a restructuring process in order to transfer the goodwill to the Company to obtain the tax deductibility of the goodwill amortization. The estimated tax benefit is approximately R$ 517,331.

As a first step of the restructuring process, the goodwill was transferred from the parent company to Companhia Brasileira de Distribuição in two phases, including the creation of a new subsidiary by the parent company to where the goodwill was transferred, and subsequently the merger of this new subsidiary into Companhia Brasileira de Distribuição. This first step was concluded on December 20, 2006, with the approval by the shareholders through an Extraordinary General Meeting.

A valuation allowance, denominated in the books as “Provision for maintenance of shareholders’ equity”, was recorded by the subsidiaries in relation to the goodwill. Accordingly, the remaining net balances correspond to the tax benefit resulting from the future amortization of goodwill.

On December 31, 2006 the value of the resulting tax benefit related to both income taxes and social contribution tax on profits of the Companhia Brasileira de Distribuição was R$ 517,331.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

1. The Company (Continued)

This is shown in the balance sheet as part of deferred taxes which is R$ 238,676 as current and R$ 837,676 as non-current assets on December 31, 2006, respectively.

Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects on the Company’s profitability or the flow of dividends to its minority shareholders. The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2006 is shown below:

Balance sheet effects:	R$

Cash	37
Unamortized balance of goodwill	2,061,951
Provision for maintenance of shareholders equity	(1,546,463)
Deferred income tax	1,806

Tax benefit balance presented under “Deferred income taxes”	517,331

Beyond the amount of R$ 517,331 regarding the Tax benefits balance presented as deferred income taxes this transaction also brought to Companhia Brasileira de Distribuição the amount of R$ 1,806 regarding deferred income tax which had been recorded at Vieri.

The goodwill will be amortized straight line over 5 years, starting in 2007. The provision for maintenance of shareholders equity was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits that will be generated by its amortization in the Company. This is also the amount necessary to ensure that there will be no reduction in the amount of retained earnings available for the distribution of dividends on account of the future amortization of the goodwill in excess of the related tax benefit. The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve (Goodwill special reserve). Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder.

2. Summary of Significant Accounting Policies

a) Basis of preparation

The consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários or CVM) and certain accounting standards issued by the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil or IBRACON), herein referred to as Brazilian GAAP.

In view of the implementation of guidelines established by IBRACON for presentation and disclosure of financial statements defined in Accounting Standards and Procedures (“NPC”) 27 issued on October 3, 2005, some items of the balance sheet for the year ended December 31, 2005 were reclassified in order to comply with these guidelines and allow for comparison. See below a table with these reclassifications:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

2. Summary of Significant Accounting Policies (Continued)

a) Basis of preparation (Continued)

	Financial		Financial
	Statements		Statements
Accounts	disclosed in 2005	Reclassifications	disclosed in 2006

Recoverable taxes - Current	476,236	(205,847)	270,389
Recoverable taxes - Noncurrent	-	205,847	205,847
Investments	227,632	(165,277)	62,355
Intangible assets	-	1,083,501	1,083,501
Deferred charges	979,915	(918,224)	61,691
Loans and financing	1,213,838	738,612	1,952,450
Redeemable PAFIDC quotas of interest	738,612	(738,612)	-

In order to facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in reais. Because Brazilian GAAP differs in significant respects from U.S. GAAP, a reconciliation of the net income for the year and shareholders equity from Brazilian GAAP to equivalent amounts prepared under U.S. GAAP is provided herein (Note 24).

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to U.S. GAAP.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

b) Cash and cash equivalents

Cash and cash equivalents include the cash and checking account balances. The Securities are recorded at cost, including earnings through the balance sheet date and not exceeding the market value. The marketable securities are redeemable within 90 days as from the balance sheet date.

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

2. Summary of Significant Accounting Policies (Continued)

c) Accounts receivable (Continued)

losses related to uncollectible accounts. The provision is primarily based on the historical average losses and on specific accounts deemed to be uncollectible.

Customer credit financing is generally for a term of up to 24 months. Interest is accrued as earned.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios). (See also note 4 b).

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

f) Investments

Investments in companies where CBD exercises significant control are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, less related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties, directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

2. Summary of Significant Accounting Policies (Continued)

h) Intangible assets

Intangible assets include goodwill derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

i) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models have been recorded based on feasibility studies and are amortized over a maximum period of five years.

j) Other current and non-current liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

k) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates.

l) Taxation

Sales and services revenue are subject to taxation by State Value-Added Tax - ICMS, Services Tax - ISS, computed by state or municipality Social Integration Program - PIS and Social Contribution Tax – COFINS. Those are presented as sales deductions in the statement of income.

The credits from PIS and COFINS are deducted from cost of goods sold. The debits derived from financial income and credits derived from financial expenses are also deducted in these line items of the statement of income.

The advances or amounts subject to recoverability are shown in the current and non-current assets, in accordance with the estimate for their realization.

The taxation on income comprises the income and social contribution taxes, which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, and 10% over the amount exceeding R$ 240 yearly for income tax and 9% for social contribution tax.

Deferred and income and social contribution tax assets were related to tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273 as of August 20, 1998 CVM Ruling 371 as of June 27, 2002, and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study which is approved by the Board of Directors.

m) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover probable losses.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

2. Summary of Significant Accounting Policies (Continued)

m) Provision for contingencies (Continued)

In accordance with the CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on provisions, liabilities, gains and losses on contingencies and related disclosures on matters regarding litigation and contingencies (Note 16).

n) Revenues and expenses

Sales revenue is recognized when customer receives the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Costs of goods include stocking and handling costs in the warehouses.

o) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date as if net income of the year was fully distributed. Earnings may be distributed, used for capital increase purposes, or for the profit reserve for expansion, based on capital budget.

p) Allocation of net income

The financial statements reflect the Board of Directors’ proposal to allocate the net income for the year under the assumption that it will be approved at the Annual General Shareholders Meeting.

q) Consolidated Financial Statements

The consolidated financial statements was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the financial statements of the Company and its direct or indirect subsidiaries, based on its percentage ownership, as follows:

Direct Interest	Interest % in

	2006	2005

Novasoc Comercial Ltda.	10.00	10.00

Sé Supermercados Ltda.	91.92	91.92

Sendas Distribuidora S.A.	42.57	42.57

Pão de Açúcar Fundo de Investimentos Creditórios - PAFIDC	19.40	19.40

Versalhes Comércio de Produtos Eletroeletrônicos Ltda.	90.00	90.00

PA Publicidade Ltda.	99.99	-

Auto Posto MFP Ltda.	99.99	99.99

Auto Posto Sigua Ltda.	99.99	99.99

Lourenção & Cia. Ltda.	99.99	-

Indirect Interest (through subsidiaries)	Interest % in

	2006	2005

Sé Supermercados Ltda.	8.08	8.08

Versalhes Comércio de Produtos Eletroeletrônicos Ltda.	10.00	10.00

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

2. Summary of Significant Accounting Policies (Continued)

q) Consolidated Financial Statements (Continued)

veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the Company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by CBD.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated financial statements.

3. Marketable Securities

Marketable securities are considered cash equivalents and consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less and earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

4. Trade Accounts Receivable

a) Breakdown

	2006	2005

Current

Resulting from sales from

Credit card	299,272	283,800

Customer credit financings	30	6,044

Sales vouchers and others	63,422	51,288

Credit sales with post-dated checks	28,699	59,996

Allowance for doubtful accounts	(12,597)	(4,736)

Resulting from Commercial Agreements with suppliers	397,098	263,556

	775,924	659,948

Accounts receivable - Securitization Fund -

PAFIDC	845,668	758,070

Allowance for doubtful accounts	-	(1,292)

	845,668	756,778

	1,621,592	1,416,726

Non-current

Trade accounts receivable – Paes Mendonça	334,247	293,529

	334,247	293,529

Customer credit financing accrues pre-fixed interest from 2.92% to 4.99% (from 2.99% up to 4.99% in 2005), and with payment terms of up to 24 months. Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credits sales settled

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

4. Trade Accounts Receivable (Continued)

a) Breakdown (Continued)

with post-dated checks bear interest of up to 6.5% per month (6.5% in 2005) for settlement in up to 90 days. Credit sales are recorded net of unearned interest income.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC.

The volume of operations was R$ 7,299,680 in 2006 (R$ 6,750,149 in 2005), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$ 139,485 and R$ 99,364, recognized as financial expenses in income for 2006 and 2005, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balance of these receivables at December 31, 2006 and 2005 was R$ 845,668 and R$ 756,778, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

Accounts receivable - Paes Mendonça - relate to amounts deriving from the payment of liabilities on behalf of Paes Mendonça. Pursuant to contractual provisions, these accounts receivable are collaterized by Commercial Rights (Fundo de Comércio) of certain stores currently operated by CBD and its subsidiaries. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

d) Accounts receivable from commercial agreements with suppliers

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, primarily based on the volume of purchases.

e) Allowance for doubtful accounts

	2006	2005

At beginning of year	(6,028)	(23,709)
Provision for doubtful accounts	(16,635)	(44,194)
Recoveries and provision written off	10,066	61,875

At end of year	(12,597)	(6,028)

Customer credit financing	(12,491)	(4,255)
Credit sales with post-dated checks	(106)	(481)
Accounts receivable – PAFIDC	-	(1,292)

	(12,597)	(6,028)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

5. Inventories

	2006	2005

Stores	817,501	741,255

Warehouses	414,462	374,031

	1,231,963	1,115,286

Inventories are stated, net of provisions for shrinkage of inventories and obsolescence.

6. Recoverable Taxes

Recoverable taxes at December 31, 2006 and 2005 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	2006	2005

Current

Income tax and tax on sales	378,849	257,121

Others	-	13,268

	378,849	270,389

Non-current

Taxes on sales	95,970	205,847

	95,970	205,847

Total of recoverable taxes	474,819	476,236

7. Pão de Açúcar Receivables Securitization Fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company’s and its subsidiaries’ trade receivables, arising from sales of products and services to their customers through use of credit cards, post-dated checks, sales vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years, renewable for an additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas (80.6% in 2005) held by third parties and 19.4% subordinated quotas (19.4% in 2005) held by the Company.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The net assets of PAFIDC at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Assets

Cash and cash equivalents	3,401	6,271

Trading securities	72,288	161,836

Accounts receivable	845,668	758,070

Allowance for doubtful accounts	-	(1,292)

Total assets	921,357	924,885

Liabilities and quotaholders’ equity

Accounts payable	193	222

Quotaholders’ equity (*)	921,164	924,663

Total liabilities and quotaholders’ equity	921,357	924,885

(*)	includes (mandatorily) redeemable quotas of interest in the amount of R$ 734,124 on December 31, 2006 (R$ 738,612 in 2005).

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at December 31, 2006 was R$ 187,040 (R$ 186,051 – December 31, 2005). The retained interest in subordinated quotas represents the Company’s maximum exposure to loss under the securitization transactions.

The series A senior quotas reached benchmark profitability of 103.0% of CDI – Interbank Deposit Certificate, variable interest interbank fee, from first subscription of quotas to February 20, 2004, and 105.0% of CDI after such date; the series B senior quotas were remunerated at 101.0% of CDI. The remaining results will be attributed to the subordinated quotas. The series B senior quotaholders will redeem at June 23, 2007 the principal amount of R$ 71,700 in each redemption, updated by the reference yield, and will redeem the remaining balance of R$ 167,893 (R$ 311,241 – December 31, 2005) at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at December 31, 2006 corresponds to R$ 495,131 (R$ 427,371 – December 31, 2005) (Note 13). For Brazilian GAAP report purposes, the amount of R$ 72,288 (R$ 161,836 for 2005) is classified as cash and cash equivalent.

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any loss on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The PAFIDC financial statements for the years ended at December 31, 2006 and 2005 were audited by other independent auditors and are consolidated into the Company’s financial statements. In the year ended at December 31, 2006, total assets and net income of this investee represent 7.9% and 39.2%, respectively, in relation to the Company’s consolidated financial statements (8.5% and 10.7%

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

of total assets and net income, respectively, compared to the Company’s consolidated financial statements in the year ended at December, 31, 2005).

8. Balances and Transactions with Related Parties

The summary below includes exclusively non consolidated companies plus Sendas Distribuidora, which is consolidated for Brazilian GAAP purposes.

Balances

Company	Accounts receivable (payable)	Trade commissions receivable (payable)	Intercompany receivable (payable)	Proposed dividends

Sendas S.A.	-	-	217,824	-
FIC	16,626	-	-	-
Others	2,571	8,580	-	(685)

Sub-total	19,197	8,580	217,824	(685)

Pão de Açúcar Industria e Comércio S.A. ("PAIC")	898	-	-	-
Wilkes Participações S.A.(“Wilkes”)	-	-	-	(7,946)
Casino Guichard Perrachon ("Casino")	-	-	-	(385)
Península Participações Ltda. ("Península")	12,528	-	-	(478)
Onyx 2006 Participações	-	-	-	(1,906)
Rio Plate Empreendimentos e Participações	-	-	-	(377)
Sendas S.A.	-	-	17,824	-
Sendas Distribuidora	52,543	(17,743)	90,792	-

Sub-total	65,969	(17,743)	108,616	(11,092)

Balance at 12.31.2006	85,166	(9,163)	326,440	(11,777)

Balance at 12.31.2005	48,052	179,408	428,224	(32,615)

Transactions held during the year ended at December 31, 2006

Company	Services rendered and rents	Net sales (purchases)	Net financial income	Dividends paid

PAIC	(4,320)	-	-	-
Casino	(6,271)	-	-	8,572
Península	(69)	-	-	1,458
Vieri	-	-	-	16,902
Onyx 2006 Participações	-	-	-	3,561
Rio Plate Empreendimentos e Participações	-	-	-	1,272
Fundo de Invest.Imob.Península	(111,539)	-	-	-
Sendas Distribuidora	121,750	248,525	32,237	-
FIC	31,135	-	-	-
Others	(15,359)	-	-	850

Balance at 12.31.2006	15,327	248,525	32,237	32,615

Balance at 12.31.2005	59,630	44,872	41,727	65,305

Balance at 12.31.2004	106,682	314,565	1,683	69,542

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

8. Balances and Transactions with Related Parties (Continued)

Accounts receivable and sale of goods relate to the supply of stores, mainly of Sendas Distribuidora, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at usual market prices and conditions. The trade commission contracts are subject to an administration fee.

(i) Leases

CBD leases 21 properties from the Diniz Group. Payments under such leases in 2006 totaled R$ 15,180(R$ 14,695 in 2005 and R$ 14,656 in 2004), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Sendas Distribuidora leases 57 properties from the Sendas Group and 7 properties from CBD. In 2006, the total lease payments amounted to R$ 29,466 and R$ 4,989, respectively (R$ 34,678 and R$ 4,871 in 2005 and R$ 27,046 and R$ 3,798 in 2004, respectively), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores. In September 2005, the amount of R$ 10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized in 37 installments.

The leases have terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

On October 3, 2005, the final agreements related to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península (Note 10) were executed. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, in case the Company is no longer interested in maintaining such leases.

The total amount paid under these leases in 2006 was R$ 114,943. These amounts include an additional contingent lease based on 2.0% of revenues from stores.

(iii) Right of use of the Goodlight brand

The Company paid the amount of R$ 179 in 2006 (R$ 228 in 2005 and in 2004) for the right of use of the Goodlight brand, owned by a member of Diniz’s family, one of the shareholder of the Company. As from October 1, 2006, the Company will no longer hold the exclusive rights of use of this brand, and there are no encumbrances for the Company foreseen in the agreement for the use of rights of such brand.

(iv) Apportionment of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) rendered to subsidiaries and affiliated companies are allocated and passed on to them based on costs incurred to provide such services.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

8. Balances and Transactions with Related Parties (Continued)

(v) Technical Assistance Agreement with Casino

In CBD Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services related to technical assistance in the human resources, own brands, marketing and communications, global campaigns and administrative assistance areas. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005. In 2006, CBD paid R$ 6,271 (R$ 2,003 in 2005), in connection with the services provided for in such agreement.

(vi) Receivables from Sendas S.A.

There is an account receivable from the Sendas S.A. of R$ 200,000 as of December 31, 2006 and 2005, regarding the unpaid capital in accordance with the shareholders agreement as further described in note 9 (c).

9. Investments

a) Information on investments at December 31, 2006 and 2005

	Total shares/quotas held %

	2006	2005

Miravalles	50.00	50.00

b) Change in investments

	Nova Saper	Miravalles	Others	Total

Balances at December 31, 2004	101	78,239	205	78,545
Equity results		(16,236)	46	(16,190)

Balances at December 31, 2005	101	62,003	251	62,355

Additions		70,444		70,444
Write-offs		-	(45)	(45)
Equity results		(53,192)	(5)	(53,197)

Balances at December 31, 2006	101	79,255	201	79,557

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

9. Investments (Continued)

b) Change in investments (Continued)

(i) Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities. The amounts of annual operating lease payments by Novasoc to Paes Mendonça amounted to R$ 8,919 in 2006 (R$ 8,707 in 2005), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

(ii) Sé – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (d))

(iii) Mergers and acquisitions

At October 20, 2006 the Company acquired all the quotas of the company Lourenção, headquartered in the city of Brotas, state of São Paulo, by the amount of R$ 4,117. Lourenção had two stores and CBD additionally contributed 1 new store into its operational assets.

c) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. (Sendas) constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both networks in the state of Rio de Janeiro. CBD’s indirect interest in Sendas Distribuidora at December 31, 2006 corresponded to 42.57% of total capital. It is incumbent upon CBD’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

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

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (continued)

The value of the shares in Sendas Distribuidora will be based on the Transfer Value, as defined in the agreement. The Transfer Value will be the value of the paid-in shares (23.65% at December 31, 2006 and 2005), which must the higher between the two points below, limited to CBD’s market value:

  Price of shares calculated based on the Sendas Distribuidora’s market value (valuation) to be calculated by a first-rate investment bank;
  Price of shares calculated based on the Sendas Distribuidora’s value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

CDB Preferred shares owned by Sendas S.A., after this exchange, may only be sold according to the following restrictions:

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
  Restriction of the right to veto of Sendas S.A. to any amendment to the Company business purpose;
  Postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., until February 28, 2014. During the Second Term, the payment may only be made in cash, by using the dividends paid by the Company to Sendas S.A.; should the payment not take place during the period, the shares will be cancelled.

On October 19, 2006, Sendas notified its put option exercise to the Company. The Company responded to the notification informing that the option is not exercisable on grounds that the transaction between Diniz group and Casino group did not constitute a transfer of control and therefore it should not constitute a trigger to the put option right. On October 31, 2006, the Company was notified by the Fundação Getúlio Vargas Arbitration Chamber (Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV) of the arbitration procedure initiated by Sendas. The Company intends to take all necessary measures in order to participate in the arbitration proceeding.

On January 5, 2007, Sendas S.A. notified CBD, expressing the exercise of right to exchange all of its paid-up shares in Sendas with preferred shares of CBD’s capital stock, provided for in Clause 6.9.1 of Shareholders’ Agreement of Sendas Distribuidora. The right to exchange the shares will be exercised if the final outcome decision from the arbitration process is unfavorable to Sendas S.A.

On March 13, 2007, CBD and Sendas entered into an Arbitration Commitment, commencing the arbitration proceeding.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

(i) Anti-trust Approval

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the state of Rio de Janeiro. This agreement establishes conditions to be observed until the final decision on the association process, such as: a) the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility; b) maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains; c) non-reduction of the term of current lease agreements.

The Company is waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE (Administrative Council for Economic Defense).

(ii) Capital subscription by the AIG Group

On November 30, 2004, shareholders of Sendas Distribuidora and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised as from October 25, 2007.

Upon exercising the options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase (Capital increase is already authorized by Board of Directors) – Note 18.

The issuance of preferred shares by CBD to AIG will be made at market value at the time of the issuance, allowing AIG to the subscription up to the maximum number of shares described above. The price of the CBD preferred shares will be set based on market value at the time of issuance. If the value of AIG’s shares in Sendas Distribuidora is more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, as defined in the agreement, the calculation of which is based on the Earnings Before Interest, Tax, Depreciation and Amortization - EBITDA, EBITDA multiple and the net financial indebtedness of Sendas Distribuidora. This “exit price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “exit price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “exit price” divided by the CBD preferred share market value;

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

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

At December 31, 2006, total AIG shareholding represented a credit of R$ 151,157 (R$ 97,212 – December 31, 2005), which, converted to the average quotation of the last week of December 2006 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 2,181,516,928 shares (1,328,390,000 shares - December 31, 2005) of the Company (1% of its capital). The initial investment made by AIG in October 2004 was R$ 135,675.

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a company set up in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú, with the result that Itaú holds the equivalent of 50% of such company. Subsequently, with capital of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which structures and trades financial products, services and related items exclusively to CBD customers. Between March and December, 2006, each investor contributed R$ 70,444 and therefore the Company’s interest remained at 50%.

At December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the milestone and the escrow account are not longer tied, and fines for noncompliance of said milestone were set out. In 2006, the Company recognized the remaining amount of R$ 58,151 (R$ 38,140 in 2005) under non-operating results, due to the fulfillment of certain performance goals during the year.

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

The Miravalles financial statements as of and for the years ended December 31, 2006 and 2005 were audited by other independent auditors. For the year ended December 31, 2006, total assets and net result of operations of said investee represented 8.5% and (62.2)%, respectively, in relation to the Company financial statements (0.6% and 6.3% of total assets and net result of operations, respectively, in relation to the Company financial statements for the year ended December 31, 2005).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

9. Investments (Continued)

d) Investment agreement – CBD and Itaú (Continued)

The summarized financial information of Miravalles at December 31, 2006, 2005 and for the two years then ended and the period from July 20, 2004 through December 31, 2004:

	2006	2005	2004

Operating results:
Revenues	88,716	55,797	30,765
Operating income (losses)	(158,732)	(46,795)	25,131
Non-operating losses	(87)	(15)	-
Net income (losses)	(105,902)	(32,473)	13,050

Current assets	828,453	648,681
Non-current assets	158,976	59,557

Total assets	987,429	708,238

Current liabilities	785,459	574,094
Non-current libiaibilites	43,468	10,139
Stockholders' equity	158,502	124,005

Total liabilities and stockholders' equity	987,429	708,238

10. Property and Equipment

	Annual depreciation rates
				2006		2005

	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Land			594,585	-	594,585	440,850
Buildings	3.33	3.33	2,134,831	(406,579)	1,728,252	1,553,401
Leasehold improvements	*	6.9	1,757,599	(643,469)	1,114,130	989,372
Equipment	10 to 33	16.6	996,800	(553,921)	442,879	462,664
Installations	20 to 25	20.0	528,526	(391,132)	137,394	139,309
Furniture and fixtures	10	10	268,182	(105,081)	163,101	165,287
Vehicles	20	20	21,062	(13,105)	7,957	1,408
Construction in progress	-	-	37,115	-	37,115	106,170
Other	10	10	33,518	(17,891)	15,627	3,253

			6,372,218	(2,131,178)	4,241,040	3,861,714

Annual average depreciation rate %					5.92	7.32

*	Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

10. Property and Equipment (Continued)

On October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net book value of which was R$ 1,017,575 to the Península Fund. The Company received R$ 1,029,000 and recognized a gain of R$ 11,425 as non-operating income. The sold properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each (Note 8 (ii)). As a result of this sale, the Company paid R$ 25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

a) Additions to property and equipment

	2006	2005

Additions	806,564	842,308
Capitalized interest	50,632	46,210

	857,196	888,518

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

The Company engaged specialized consultants, who during the period between April and October 2006, carried out the physical inventory of assets classified as equipment, furniture and fixtures, as well as leasehold improvements in all the facilities of the group’s companies. The physical inventory performed revealed several adjustments totaling R$ 24,045, fully recorded as non-operating expense.

11. Intangible Assets

Balance at December 31, 2004	1,212,767

Additions	31,798
Transfer from property and equipment	(8,525)
Transfer from investments	18,639
Amortization	(157,310)
Write-off	(13,868)

Balance at December 31, 2005	1,083,501

Additions	3,687
Amortization	(172,308)
Provision for goodwill reduction (i)	(268,886)
Write-off	(15,049)

Balance at December 31, 2006	630,945

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

11. Intangible Assets (Continued)

On the prior year the goodwill arising from acquisitions was classified as part of investment account. In 2006, following the CVM’s instructions, the balances of goodwill were reclassified to intangible assets. The amortization is recorded based on expected future earnings limited to 10 years.

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its subsidiary company Sendas Distribuidora. Based on this review, the Company determined the need for a provision for partial reduction of goodwill, the net effect of which was R$ 268,886, recorded under the non-operating item (Note 22). The deferred tax assets were fully provisioned (Note 17 (b)).

12. Deferred Charges

At January 1, 2005	41,483

Additions	64,295
Amortization	(44,087)
At December 31, 2005	61,691

Additions	28,640
Transfer to property and equipment	(2,902)
Amortization	(11,148)
At December 31, 2006	76,281

Capitalized expenses related to consulting fees incurred during the development and implementation of strategic projects, such as:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC;
  Implementation of procurement center of materials and indirect services.

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – “Extra Perto”.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

13. Loans and Financing

	Annual financial charges	2006	2005

Current
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	89,571	128,693

Working capital (i)	TJLP + 1.7 to 3.5% of the CDI	7,542	352

Working capital (i)	Weighted average rate of 104.0% of CDI
	(104% in 2005)	22,752	146

PAFIDC Quotas (iii)	Senior B - 101% of CDI	71,100	-

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	exchange variation + 3.5 to 4.1%	15,069	21,051

Working capital (i)	Weighted average rate 103.4%
	of CDI (103.3% in 2005)	651,231	257,234

Imports	US dollar exchange variation	14,056	15,138

		871,321	422,614

Non-current
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	113,524	198,730

Working capital (i)	TJLP + 1.7 to 3.5%	6,401	62

PAFIDC Quotas (iii)	Senior A - 105% of CDI (103.0% in 2005)	495,131	427,371
	Senior B - 101% of CDI (101.0% in 2005)	167,893	311,241

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	exchange variation + 3.5 to 4.1%	19,672	37,804

Working capital (i)	Weighted average rate 103.9%
	of CDI (103.8% in 2005)	579,531	977,242

		1,382,152	1,952,450

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

13. Loans and Financing (Continued)

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2006 was 15.0% (18.0% at December 31, 2005).

(i) Working capital financing

Obtained from local banks and partly used to fund customer credits (the remaining balance not securitized with PAFIDC), and to finance CBD’s growth. These arrangements do not have collateral, but are guaranteed by CBD in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, obtained from the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are based on various foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Amounts are due in in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenant. The Company was in compliance with such covenants as of December 31, 2006. CBD guarantees the debts of all subsidiaries.

					At December 31

Contract date	Annual financial charges	Grace period in months	Number of monthly installments	Maturity	2006	2005

January 13, 2000	TJLP + 3.5%	12	72	January 2007	885	11,300
November 10, 2000	TJLP + 1 to 3.5%	20	60	May 2007	18,849	62,959
November 10, 2000	Basket of currencies + 3.5%	20	60	July 2007	4,154	12,324
November 14, 2000	TJLP + 2.0%	20	60	June 2007	1,358	4,002
April 16, 2001	TJLP + 3.5%	-	60	April 2006	-	1,870
April 16, 2001	Basket of currencies + 3.5%	-	60	April 2006	-	477
March 12, 2002	Basket of currencies + 3.5%	12	48	March 2007	161	883
April 25, 2002	TJLP + 3.5%	6	60	October 2007	8,521	18,425
April 25, 2002	Basket of currencies + 3.5%	6	60	October 2007	1,179	2,832
November 11, 2003	Basket of currencies + 4.125%	14	60	January 2010	29,246	42,339
November 11, 2003	TJLP + 4.125%	12	60	November 2009	163,604	215,834
November 11, 2003	TJLP + 1.0%	12	60	November 2009	9,879	13,033

					237,836	386,278

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

13. Loans and Financing (Continued)

(ii) BNDES credit line (Continued)

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2006 and 2005, R$ 4,732 and R$ 10,684, respectively, were added to the principal.

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date

Senior A	5,826	105% of CDI	7/4/2008
Senior B	4,300	101% of CDI	7/4/2008

(iv)Maturities – long-term

2008	441,903
2009	727,333
2010	212,916

1,382,152

14. Debentures

a) Breakdown of outstanding debentures:

	Type	Outstanding Securities	Annual financial charges	2006	2005

5th issue - 1st series	Floating	40,149	CDI + 0.95%	414,761	419,469

Total				414,761	419,469

Noncurrent liabilities				-	(401,490)

Current liabilities				414,761	17,979

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

14. Debentures (Continued)

b) Debenture operation:

	Number of
	debentures	Value

At December 31, 2004	150,607	593,969
Amortization of principal - Sendas first series	(10,550)	(131,746)
Amortization of principal – fourth issue	(99,908)	(43,466)
Net interest from payments	-	712

At December 31, 2005	40,149	419,469

Net interest from payments	-	(4,708)

At December 31, 2006	40,149	414,761

c) Additional information

a. The fourth issue debentures, single series, in the amount of R$ 47,063 were paid in the third quarter of 2005.

b. Sendas debentures – first series, in the amount of R$ 139,499 were paid in the first quarter of 2005.

Fifth issue – at October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning at April 1, 2005 and ending at October 1, 2007. The debentures will not be subject to renegotiation until maturity at October 1, 2007. The Company is in compliance with debt covenants provided for in the 5th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA less than or equal to 4.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

15. Taxes and Social Contribution Payable

These are composed of the following:

	2006	2005

Taxes and social contribution payable
Taxes paid in installments	52,553	48,230
Pis and Cofins payable	6,583	25,014
Provision for Income Tax and Social Contribution	9,539	16,509

	68,675	89,753

The Company waived certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	2006	2005

Current
I.N.S.S. (Social security tax)	35,799	33,598
PAES	16,754	14,632

	52,553	48,230

Noncurrent
I.N.S.S. (Social security tax)	196,895	218,388
PAES	64,206	95,083

	261,101	313,471

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable as follows:

	2005	Additions	Reversals/ Payments	Monetary Restatement	2006

Tax claims:
COFINS and PIS	921,963	19,577	(9,862)	79,642	1,011,320
Other	9,013	27,876	(23,765)	3,970	17,094
Labor claims	44,567	15,766	(26,367)	8,742	42,708
Civil and other	101,368	30,791	(6,372)	12,554	138,341

Total	1,076,911	94,010	(66,366)	104,908	1,209,463

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

16. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate), (14.9% in 2006 and 19.1% in 2005) and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

The Company is claiming in court three themes regarding PIS and Cofins: (i) rates discussion for COFINS increased from 2% to 3%, (ii) extension of the tax base of both COFINS and PIS in 1999 to encompass other types of income, including financial income and (iii) claim to obtain the rights of crediting PIS and Cofins over financial and third parties expenses. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the lawsuits filed by the Company and its subsidiaries. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make restricted judicial deposits.

The Company has another claim (In its subsidiary called Cia. Pernambucana de Alimentos – CIPAL) on the tax base applied to PIS and COFINS contributions. The claim was about the use of gross income as tax basis and the Company is accruing the restated difference between the amounts paid and the basis provided for by Law 9,718/98, in the amount of R$ 7,606. Said claim has no restricted judicial deposit.

The subsidiary Sé obtained on September 22, 2006, final favorable ruling regarding the questioning linked to the broadening of COFINS and PIS tax base, as provided for by Law 9,718/98. Thus, provisions were reversed in the amount of R$ 8,874 and R$ 921, respectively, on that date.

Other

The Company and its subsidiaries have other tax contingencies, which based analysis by its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of IPI (Tax over Industrialized Products) over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding IRPJ (corporate income tax), PIS and COFINS, which also awaits decision by administrative appellate court judge; d) tax assessment notice due to offsetting of INSS credit recorded by the Company over indirect benefits to employees not provided for by law, in progress in administrative lower court. The amount recorded in accounting books for such issues is R$ 17,094. The Company has no restricted deposits related to such issues.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2006, the Company recorded a provision of R$ 42,708 (R$ 44,567 at December 31, 2005) for contingencies related to labor claims, which are in progress mostly (nearly 80%) at lower courts first phase of the lawsuits. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate) (2.0% in 2006 and 2.8% in 2005) plus 1% monthly interest. The judicial deposits amount (restricted deposit) is R$ 36,715.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

16. Provision for Contingencies (Continued)

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

Among these lawsuits, we point out the following:

• The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right to not pay such contributions. Subsequently, this preliminary injunction was reversed, requiring judicial deposits of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$ 43,156 (R$ 32,102 at December 31, 2005) and the Company effected a R$ 4,061 judicial deposit, thus protecting the period in which it was not covered by the preliminary injunction.

• The Company is challenging the constitutionality of the contribution to SEBRAE (Brazilian Micro and Small Business Support Service) and requested, by means of a writ of prevention, the payment of the restated credit of amounts paid, through the offsetting of the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training). The Company was granted the right to not pay the contributions, as long as it provides for the judicial deposits, as usual. The writ of prevention was filed and the Company’s legal advisors have obtained a Declaratory Action at lower court of appeals maintaining the proceeding. The accrued amount is R$ 31,122 (R$ 24,386 at December 31, 2005), and judicial deposit in the amount of R$ 30,825.

• The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$ 30,516 (R$ 27,219 at December 31, 2005). There is no judicial deposit for such proceeding.

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a temporary lease amount, which then is paid by the stores, until final decision is given in court. The provisions are set up for the difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2006 the accrual amount for these lawsuits is R$ 11,507 (R$ 8,144 at December 31, 2005).

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, they have not been accrued, at December 31, 2006, as follows:

• INSS (Social Security Tax) – the Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$ 106,117 (R$ 121,572 at December 31, 2005). This lawsuit is under discussion in the administrative lower court and there is no judicial deposit.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

• Income tax – Company received a tax assessment notice in relation to exclusion of certain taxes from the IRPJ (Corporate Income Tax). These taxes could not be claimed by the tax authority due to temporary legal decision, which, from the tax authorities’ point of view, should not have been excluded. CBD awaits future decisions and possible loss concerning said notice amounts to R$ 40,088 (R$ 36,985 at December 31, 2005), with no restricted deposit up to this moment.

• Other contingencies – They are related to lawsuits under the civil court scope, special civil court, Consumer Protection Agency – PROCON (in many states), Weight and Measure Institute – IPEM, National Institute of Metrology, Standardization and Industrial Quality – INMETRO and National Health Surveillance Agency – ANVISA, in great majority related to suits for damages, amounting to R$ 52,404 (R$ 25,483 at December 31, 2005). There are also (a) other lawsuits related to the FINSOCIAL (Tax for Social Security Financing) at the amount of R$ 18,495; (b) administrative assessments related to divergences verified in Statement of federal tax debits and credits – DCTF and Statement of economic and fiscal information of legal entities – DIPJ, lack of payment and offsetting questioned for the purposes of IRPJ, PIS, COFINS and FINSOCIAL in the amount of R$ 42,917, which await decision in administrative lower and appellate courts; (c) and tax assessments notices at the State level, regarding the use of ICMS credits related to electricity, suppliers believed to be disreputable by the tax authorities, among others, that are in progress in administrative lower court and amount to R$ 104,235 (R$ 70,393 at December 31, 2005). For these and other lawsuits with non-significant individual amounts, there are no restricted deposits.

The Company was served notice in a State level as to the ICMS, related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of goods did not take place. The amount of such notices was R$ 450,611 (updated as of September 30, 2006) including fine and interest rates, and the loss was deemed by our legal counsel partly as possible and partly as remote.

On October 17, 2006, the Company obtained partial win on this matter by the Tax Court (Tribunal de Impostos e Taxas - TIT), which reduced the total amount to R$ 266,909, updated until October 31, 2006. On October 31, 2006, Company’s management opted to adhere to the state tax amnesty program, ruled by Law 12,399/06, sanctioned by the São Paulo State Governor, which granted, partial and substantial amnesty on the payment of fine and interest for fiscal debts deriving from taxable events related to the ICMS, which took place until December 31, 2005. In this way, the Company settled the payment of the full amount of debts, on October 31, 2006, which after the 90% granted reduction in the amount of fines and of 50% in the amount of interests, reached the final sum of R$ 96,771, Company recorded this amount in the income statement being R$ 54,346 in the cost of goods sold and R$ 42,425 as financial expenses.

In accordance with the paragraph of article one, of Law 12,399/06, the taxpayer’s adhesion to such amnesty program does not mean that CBD has waived the rights to judicially discuss the payment presented above.

Regarding the Federal level, the Company was served notice regarding these operations, in relation to PIS, COFINS and income tax. The installment was classified by our legal counsel as probable, which has been accrued, amounting to R$ 7,485 and as possible, amounting to R$ 161,191. Such lawsuits are being discussed in the administrative level and there are no judicial deposits related to them.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

• ICMS – In December 2006, after the conclusion of the inspection process for the year 2001, the Company was served notice by the São Paulo State Treasury.

The tax assessment refers to the recovery of tax replacement pursuant to the Ordinance CAT 17/99. The tax authorities understood that the Company was not complying with ordinances 63/99 and 99/05 dealing with ancillary liabilities to recovery. According to our attorneys, the possible losses amount to R$ 226,659.

The outcome in the lawsuits above may change the likelihood of loss and may require additional provisions for contingencies to be recorded.

e) Appeal and judicial deposits (Restricted deposits escrow)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	361,362	1,470	72,108	434,940
Labor	7,246	3,191	23,980	34,417
Civil and other	11,605	616	12,293	24,514

Total	380,213	5,277	108,381	493,871

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

17. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliatio

	2006	2005	2004

Income (loss) before income taxes	(258,555)	260,253	291,384
Employee's profit sharing	(13,421)	(14,453)	(14,317)
Income (loss) before adjusted income and social
contribution taxes	(271,976)	245,800	277,067

Income and social contribution taxes at nominal rate	89,752	(71,282)	(69,267)

Income tax incentive	3,562	3,076	1,674
Equity results and provision for capital
deficiency of subsidiary	(18,085)	(5,269)	1,327
Net gain on shareholder dilution	-	-	102,156
Unrealized capital gains	78,961	-	-
Valuation allowance of deferred income tax assets	(161,196)	-	-
Other permanent adjustments and social
contribution rates, net	5,534	20,481	13,654
Effective income tax	(1,472)	(52,994)	49,544

Income tax for the year
Current	(92,200)	(133,861)	(39,043)
Deferred	90,728	80,867	88,587

Income tax and social contribution expenses	(1,472)	(52,994)	49,544

Effective rate	0.5	(21.6)	17.0

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	2006	2005	2004

Deferred income and social contribution tax assets
Net operating loss carryforwards (i)	298,332	251,307	224,152
Provision for contingencies	65,294	50,131	30,333
Provision for interest rate swaps (calculated by cash
basis under Tax Law).	80,188	42,329	-
Allowance for doubtful accounts	13,490	5,944	8,017
Goodwill in non-merged companies	79,433	84,360	88,379
Goodwill in merged company (ii)	517,294	-	-
Provision for goodwill reduction (Note 11)(i)	161,196	-	-
Deferred revenues for dilution in investment	1,518	17,425	31,871
Other	20,803	16,833	4,710

	1,237,548	468,329	387,462
Valuation allowance (i)	(161,196)	-	-

Total deferred income tax assets, net	1,076,352	468,329	387,462

Current assets	238,676	84,745	23,538
Non-current assets	837,676	383,584	363,924

Total deferred income tax assets	1,076,352	468,329	387,462

At December 31, 2006, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred income and social contribution taxes arising from tax loss carryforwards and temporary differences in the amount of R$ 1,076,352 (R$ 468,329, R$ 387,462 at December 31, 2005 and 2004).

(i) Recognition of deferred income and social contribution tax assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for goodwill reduction, as presented above. In December 31, 2006, the Company recorded a write-off amounting to R$ 474,107 to reflect the impairment on the goodwill arising from Sendas Distribuidora S.A. acquisition. Such entry is deductible for income tax (34%) purposes, however, considering the lack of current profitability and the necessity of several measures to make Sendas a profitable business case, the Company has decided to book a valuation allowance in the amount of such tax asset.

Deferred tax assets and liabilities are classified as current or non-current based on the classification of the asset or liability underlying the temporary difference.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

(ii) Tax benefit related to goodwill paid on acquisition refers to the future tax benefit arising from the restructuring plan (Note 1 (c))

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management and by the Board of Directors, which supports the realization of this tax asset.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

2007	237,673
2008	63,889
2009	129,156
2010	181,938
2011 to 2014	463,696

1,076,352

18. Shareholders’ Equity

a) Share capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised at December 31, 2006 of 113,771,378,433 (113,667,915,433 at December 31, 2005) registered shares with no par value, of which 49,839,925,688 (49,839,925,688 at December 31, 2005) shares are common and 63,931,452,745 (63,827,989,745 – December 31, 2005) are preferred shares.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

a) Share capital (Continued)

Breakdown of capital stock and share volume:

		Number of shares - in thousands

	Share	Preferred	Common
	capital	shares	shares

At December 31, 2004	3,509,421	50,051,428	63,470,811

Transfer	-	13,630,885	(13,630,885)
Capitalization of reserves	164,374	-	-
Subscription - stock option (Note 18(g))
Series VII	6,445	145,677	-

At December 31, 2005	3,680,240	63,827,990	49,839,926

Capitalization of profit reserves	267,177	-	-
Subscription - stock option (Note 18(g))
Series VII	7,120	101,400	-
Series IX	92	2,063	-

At December 31, 2006	3,954,629	63,931,453	49,839,926

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaws provide for, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares. Additionally, such bylaws provide that dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose the distribution of dividends at year-end, at least, up to the amount of mandatory dividend, which can include the interest attributed to equity, calculated according to Brazilian tax law, net of tax.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

c) Capital reserve – Goodwill special reserve

This reserve was generated by the corporate restructuring process implemented during 2006, mentioned in Note 1c. At the end of each fiscal year, a portion of this reserve which corresponds to the tax benefit for the year can be capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders in the proportion of its participation, by type and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

d) Revenue reserve

(i) Legal reserve – the legal reserve is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve – was approved by the shareholders to reserve funds to finance additional capital investments and fixed and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at shareholders meeting.

(iii) Retention of earnings – the balance at December 31, 2006 is available to the Shareholders’ General Meeting for allocation.

e) Dividends proposed

At March 12, 2007, the management proposed for resolution of the Annual General Meeting - AGO, dividends to be distributed, calculated as follows:

	Year ended December 31

	2006	2005	2004

Net income for the year	85,524	256,990	369,830

Realization of unrealized earning reserve	-	4,069	4,899

Legal reserve	(4,276)	(12,849)	(18,492)

Dividend calculation basis	81,248	248,210	356,237

Minimum mandatory dividend - 25%	20,312	62,053	89,059

Dividends of R$ 0.16903 per thousand common

shares (2005 – R$ 0.51689; 2004 – R$ 0.75138)	8,425	25,762	47,691

Dividends of R$ 0.18594 per thousand preferred

shares (2005 – R$ 0.56857; 2004 – R$ 0.82652)	11,887	36,291	36,291

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

f) Employees’ profit sharing plan

As provided for by the Company’s bylaws, the Company’s Board of Directors approved in a meeting held on November 29, 2006, the distribution of the amount of R$ 13,421 (R$ 14,453, R$ 14,317 at December 31, 2005 and 2004).

g) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and certain employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

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

The price of option from the date of grant to the date of exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Information on the stock option plans is summarized below:

	Number of shares	Price on the date

	(per thousand)	of granting	Price at 12/31/2006

Options in force

Series VI – March 15, 2002	412,600	47.00	71.84

Series VII – May 16, 2003	499,840	40.00	45.35

Series VIII – April 30, 2004	431,110	52.00	57.10

Series IX – April 15, 2005	494,545	52.00	52.16

Series X – July 7, 2006	450,735	66.00	67.56

	2,288,830

Options exercised

Series VII - December 13, 2005	(145,677)

Series VI - April 7, 2006	(101,400)

Series VII - June 9, 2006	(2,063)

Cancelled options	(569,234)

Balance of options in force	1,470,456

Options not granted	1,929,544

Current balance of the option plan	3,400,000

At February 23, 2006, series V was cancelled, without any exercise. At March 31, 2005 series IV was ended, without any exercise. At March 31, 2004 series III was exercised, capitalized and ended. Series I and II ended in 2001 and 2002, respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (continued)

At December 31, 2006, the Company’s preferred shares quotation on the São Paulo Stock Exchange was R$ 74.97 per thousand shares.

The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP Nº 01/2006 paragraph 25.9:

	2006		2005

	Net	Shareholders'	Net	Shareholders'

	income	equity	Income	equity

At December 31	85,524	4,842,127	256,990	4,252,372

Expense related to share-based

compensation to employees determined

Based on the market value of the options	(4,885)	(4,885)	(3,544)	(3,544)

At December 31 (Pro forma)	80,639	4,837,242	253,446	4,248,828

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.42% in 2006, 1.46% in 2005, expectation of volatility of nearly 37.2% in 2006, 38.9% in 2005, non-risk weighted average interest rate of 6.6% in 2006, 9.2% in 2005 and expectation of average life of four years.

New option plan of preferred shares

The Extraordinary General Meeting held on December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type thousand shares will correspond to the average of closing price of negotiations of CBD’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with discount of 20% from market value. The price per each Gold-type thousand shares will correspond to R$ 0.01. In both cases, the prices will not be restated.

The rights to exercise the option will occur as follows: as from the 36th month to 48th month as from the grant date or fulfillment of any performance condition to be defined by the Committee, the beneficiary will acquire the right to exercise: a) 100% of Silver-type shares; b) the quantity of lots of Gold-type shares to be determined by the Committee, after the compliance with performance conditions.

Up to date, there was no granting of this new plan. The series of previous plan continue in force until the respective maturity dates.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

19. Net Financial Income

	2006	2005	2004

Financial expenses
Financial charges - BNDES	41,935	39,879	54,266
Financial charges - Debentures	62,527	87,499	93,404
Financial charges on
contingencies and taxes	112,937	140,876	103,584
Swap operations	138,547	240,939	205,451
Receivables securitization	139,485	99,364	99,364
CPMF (*) and other bank services	80,903	43,708	46,296
Other financial expenses	27,054	31,306	15,903

Total financial expenses	603,388	683,571	618,268

Financial revenues
Interest on cash and cash
Equivalents	231,647	232,825	181,684
Financial discounts obtained	58,092	81,422	71,471
Financial charges on taxes
and judicial deposits	51,095	73,082	47,692
Interest on installment sale	39,669	50,593	24,988
Interest on loan	2,198	24	-
Other financial revenues	60	8,776	4,429

Total financial revenues	382,761	446,722	330,264

Net financial balance	(220,627)	(236,849)	(288,004)

(*)	Provisional tax on financial transactions.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as transactions are limited to traditional, highly-rated banks and within limits approved by the management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a relative small portion of sales (2% of yearly sales). In such portion, the risk is minimized by the large customer base. These receivables are also mostly sold to PAFIDC.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we pay in advance suppliers that have already delivered the goods, in order to obtain discount.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at December 31, 2006 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	Book	Market

Assets

Cash and cash equivalents	247,677	247,677

Marketable securities	1,033,834	1,033,834

	1,281,511	1,281,511

Liabilities

Loans and financings	2,253,473	2,266,064

Debentures	414,761	415,376

	2,668,234	2,681,440

Market value of financial assets and of current and non-current financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to effectively translate the financial charges and exchange variation of loans denominated in foreign currency into the local currency, the Company executed swap operations, pegged to the CDI variation.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

20. Financial Instruments (Continued)

d) Foreign exchange and interest rate risk management

The use of derivative instruments, and other operations involving interest rates, intend to protect the Company, from the effect of significant related market variations. This process is conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of December 31, 2006, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,279,559 (US$ 598,483) (R$ 1,308,469 – US$ 559,008 at December 31, 2005), include financing of R$ 1,265,503 (US$ 591,910) (R$ 1,293,331 – US$ 552,540 at December 31, 2005), the weighted average interest rates of 5.1% per annum (5.5% p.a. at December 31, 2005) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.6% of CDI (103.7% of CDI at December 31, 2005).

21. Insurance Coverage (unaudited)

Coverage at December 31, 2006 is considered sufficient by management to meet possible estimated losses and is summarized as follows:

		2006	2005

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,577,635	5,818,682

Profit	Loss of profit	1,335,000	2,900,000

Cash	Theft	43,460	43,473

The Company also holds specific policies covering civil and management liability risks in the amount of R$ 160,410 (R$ 147,330 at December 31, 2005).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

22. Non-Operating Results

	2006	2005	2004

Expenses

Goodwill impairment (Note 11 (i))	268,886	-	-

Results in the property and equipment write-off	68,585	17,803	11,210

Judicial deposits write-off	25,844	-	-

Allowance for losses - other receivable	22,570	28,086	-

Provision for recovery of assets and other	4,289	7,271

Total non-operating expenses	390,174	53,160	11,210

Revenues

Achievement of performance goal (Note 9 (d))	58,151	38,140	87,168

Gains from shareholding dilution	-	18,640	-

Performance goal on Itau transaction	7,260	27,172	-

Other	1,534	1,339	4,320

Total non-operating revenues	66,945	85,291	91,488

Non operating (expenses) revenues	(323,229)	32,131	80,278

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

23. Commitments

The Company has lease commitments for various stores at December 31, 2006, in the amount of R$ 125,242, as follows:

2007	10,027

2008	9,813

2009	7,948

2010	4,857

2011	4,132

Thereafter	88,465

125,242

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company

The accounting practices of the Company (Note 2) are in accordance with the accounting practices adopted in (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM – Comissão de Valores Mobiliários (“Securities and Exchange Comission of Brazil”) and IBRACON - Institudo dos Auditores Independentes do Brasil (“Brazilian Institute of Independent Accountants”). Accounting practices applicable to the Company, which differ significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

a) Supplementary inflation restatement in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which reflected the effect of inflation on property and equipment, investments, deferred charges (together known as permanent assets) and shareholders' equity, and included a net charge or credit in the statement of operations.

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

For U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 15,126 and R$ 15,752, at December 31, 2006 and 2005, respectively, due to the additional inflation restatement adjustments, net of accumulated depreciation.

These amounts generated increases in depreciation charges in R$ (626), R$ (37,392) and R$ (2,156) in 2006, 2005 and 2004 respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2006 and 2005 totaled R$ 630,945 and R$ 1,083,647, respectively, classified as intangible assets and amortized over a period of 10 years.

The goodwill arises from the difference between the amounts paid and the book value (usually also tax) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired, or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years. Goodwill recorded in a subsidiary books subsequently merged into its parent is reclassified to deferred charges or property and equipment.

Under U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets. The difference between the consideration and the fair value of assets acquired less liabilities assumed is recorded as goodwill. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142) requires that, effective January 1, 2002, goodwill, including those in the carrying value of investments accounted for under the equity method and certain other intangible assets deemed to have an indefinite useful life, cease to be amortized. SFAS 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, economic and market conditions.

The Company performs an annual evaluation of impairment comparing the fair value of the company’s consolidating, to its carrying value, including goodwill. If the company’s fair value exceeds its carrying value, no further work is required and no impairment loss is recognized. In case the company’s carrying value exceeds its fair value, its goodwill is potentially impaired and then management completes Step 2 in order to measure the impairment loss. In step 2, the Company compares the implied fair value of goodwill, considering the carrying value of goodwill.

If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference (i.e., write goodwill down to the implied fair value of goodwill amount). This becomes the new carrying value of goodwill that will be used in future impairment tests. The loss cannot exceed the carrying value of goodwill.

Differences in relation to Brazilian GAAP arise principally from the measurement of the fair values assigned to the assets acquired and liabilities assumed and resulting goodwill amounts, if any.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

Goodwill and identifiable intangible assets, under U.S. GAAP, determined on acquisition were as follows:

	2006				2005

		Accumulated				Accumulated
	Cost	amortization	Impairment	Net	Cost	amortization	Net

Goodwill	751,594	(141,584)	(4,885)	605,125	749,109	(141,584)	607,525
Tradenames	107,274	(75,514)	-	31,760	107,274	(64,928)	42,346

	858,868	(217,098)	(4,885)	636,885	856,383	(206,512)	649,871

The average expected useful lives of trade names is 7 years. Therefore, trade names are amortized R$ 10,586 annually until December, 2009.

For U.S. GAAP purposes, goodwill balances which as from 2002 are no longer amortized, resulted in adjustments to decrease amortization charges by R$ 125,727, R$ 119,924 and R$ 167,837 for the years ended December 31, 2006, 2005 and 2004, respectively.

A break down of the adjustments to income for the years presented is set forth in the following table:

	2006	2005	2004

Amortization of trade name	(10,586)	(10,586)	(10,586)
Reversal of amortization of goodwill under Brazilian GAAP	125,727	119,924	167,837

	115,141	109,338	157,251

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was increased by R$ 212,113, at December 31, 2006, and R$ 96,972, at December 31, 2005, due to the above mentioned adjustments.

c) Sendas Distribuidora

Under Brazilian GAAP, following the CVM Instruction No. 247 and in conformity with the shareholders’ agreement Sendas Distribuidora was fully consolidated. The shareholders agreement establishes that the Company has the operating and administrative management in addition to its prevailing decision to elect or remove directors.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

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

Additionally, there are several differences related to Sendas financial statements which affect the equity pick up recorded by the Company. The key differences are as follows:

i
Under U.S. GAAP, the interest in Sendas Distribuidora has been recorded under the equity method. The related equity pick up was computed based on 50% ownership of common shares, in conformity with the shareholders’ agreement. Under BR GAAP, equity pickup is calculated at 42,57% based on total capital.

ii
Reversal of amortization of BR GAAP goodwill – Under Brazilian GAAP, the assets contributed to the joint venture were recorded at fair value and goodwill was created. Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the amortization of goodwill recorded for Brazilian GAAP purposes of R$ 673,551 for 2006 and R$ 116,739 for 2005. Also, reversed of goodwill of R$ 883,443 for 2006 and 2005. The Company’s carrying amount of its investment in Sendas Distribuidora at the date of the joint venture formation was R$ 141,732, while its 50% interest in the net assets of the joint venture was a negative amount of R$ 91,738. This difference is accounted for as embedded goodwill in accordance with APB 18 and will not be amortized, in accordance with FAS 142, but will be assessed for impairment on an annual basis. The Company determined that there was no impairment for 2006.

iii
Goodwill impairment – As described in Note 17, the Company determined that the BR GAAP goodwill was impaired and recorded an impairment expense. For US GAAP, this goodwill does not exist and therefore, such impairment needs to be reversed.

iv	Derivatives – See note 24 (j)
v	Income taxes – The Company determined that certain deferred income tax assets were not more likely than to be realized and therefore the Company recorded a valuation allowance.
vi	Capital leases – see note 24 (h).

Below is a summary of the mainly effect of these adjustments in Sendas net income and Shareholder’s equity:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

(i) Shareholders' Deficit

	December 31

	2006	2005

Shareholders' equity under Brazilian GAAP	23,603	648,663
Reversal of goodwill amortization	673,551	116,739
Reversal of goodwill	(883,443)	(883,443)
Deferred income taxes, net	(172,601)	(129,370)
Others	(17,228)	(4,046)

Shareholders' deficit under U.S. GAAP	(376,118)	(251,457)

(ii) Net Loss

	Year ended December 31

	2006	2005	2004

Net loss under Brazilian GAAP	(625,060)	(111,759)	(75,255)
Reversal of goodwill amortization	556,812	66,057	50,682
Deferred income taxes, net	(43,231)	(121,313)	(8,057)
Others	(13,182)	22,938	(26,984)

Net loss under U.S. GAAP	(124,661)	(144,077)	(59,614)

The effect of these differences between Brazilian GAAP and U.S.GAAP on the financial statements of Sendas Distribuidora result in the following effect on the equity pick up:

	2006	2005	2004

BR GAAP and US GAAP difference on equity pickup	(85,852)	(43,103)	2,229
Equity pickup Sendas Distribuidora US GAAP	(126,726)	(40,874)	–

The Company performs an analysis to determine whether the investment is impaired, in accordance with APB 18. The Company has performed such tests, and there was no evidence of impairment related to the investment and related goodwill.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

The Sendas Distribuidora condensed balance sheets and condensed statements of income in accordance with U.S. GAAP are as follows:

	2006	2005	2004

Net sales revenue	2,776,736	2,866,597	2,572,727
Operating income	3,333	70,167	19,847
Non-operating income (expenses)	(161,660)	(150,008)	(110,031)

Net loss	(124,661)	(144,077)	(59,614)

Current assets	451,109	495,611
Property and equipment, net	432,204	460,702
Non-current assets	174,122	164,736

Total assets	1,057,435	1,121,049

Current liabilities	824,045	697,323
Non-current liabilities	609,508	675,183
Shareholders' deficit	(376,118)	(251,457)

Total liabilities and shareholders' deficit	1,057,435	1,121,049

Sendas Distribuidora has total loans of R$ 880,561 and R$ 711,515 at December 31, 2006 and 2005, respectively, which are guaranteed by CBD.

d) Consolidation of CBD Tech

Under Brazilian GAAP, the investment in CBD Tech has not been consolidated and includes foreign exchange gain or losses in the equity in results.

For U.S. GAAP the investment in CBD Tech was fully amortized as of December 31, 2003. Net income for the years ended December 31, 2004 was increased by R$ 10,172 to eliminate the equity in results and foreign exchange gain or losses.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

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

Under U.S. GAAP, substantially all cash considerations from vendors are accounted for as a reduction of item’s cost and recognized in income when certain conditions are fulfilled and the related inventory is sold. EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was issued in December 2002 and was to be applied by the Company to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002.

For purposes of the U.S. GAAP reconciliation, income in 2005 was increased by R$ 25,190, and income for the year ended 2004, was increased by R$ 15,778. In addition, the Company decided, beginning at January 1, 2005, to change the accounting treatment used for cash consideration received from vendors in Brazilian GAAP to the same required under US GAAP.

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

For purposes of the reconciliation, shareholders’ equity was reduced by R$ 9,293 in 2006 and R$ 10,262 in 2005 to reflect such adjustments, net of amortization, to comply with U.S. GAAP. These adjustments reduced depreciation charges by R$ 969, R$ 1,032 and R$ 1,637 in 2006, 2005 and 2004, respectively.

Additionally, in accounting for long-lived assets, the Company makes assumptions about the expected useful lives of our assets and the potential for impairment. Long-lived assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value. The Company has not identified any impairment to long-lived assets.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

f) Property and equipment (Continued)

ii) Leasehold improvements

Leasehold improvements were amortized over the shorter of the estimated useful lives of the assets or the lease terms. Until 2004, under Brazilian GAAP, the lease term takes into consideration the lease renewal periods and the Company’s expectation that renewals will occur.

In 2005, Brazilian Accounting Standard NBC T 19.5 – Depreciation, Amortization and Depletion was issued and approved by Resolution No. 1027/05 by the Federal Accounting Council, which changed, among other things, the leasehold improvement amortization criteria. This rule is effective as from 2006; however, the Company early-adopted it in 2005.

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

For U.S. GAAP purposes, the amortization of leasehold improvements increased income for the year ended December 31, 2005 by R$ 51,677 and decreased income for the year ended December 31, 2004 by R$ 19,325, respectively.

g) Deferred charges

Brazilian GAAP permits deferral of certain pre-operating expenses incurred in the construction or expansion of a store before it begins operations, research and other items which are recorded at cost and amortized over a period of five years.

For U.S. GAAP purposes, the deferred charges which do not meet the conditions established for deferral have been charged to the income statement.

For the purposes of the U.S. GAAP reconciliation, shareholders' equity was decreased by R$ 76,180 and R$ 61,691, at December 31, 2006 and 2005, respectively, due to deferred charges adjustments, net. These amounts generated increases (decreases) in income of R$ (14,489), R$ (35,519) and R$ 36,221 in 2006, 2005 and 2004, respectively.

A breakdown of the adjustments into net income for the years presented is set forth in the following table:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

g) Deferred charges (Continued)

Reversal of amortization of deferred
charges under Brazilian GAAP	2006	2005	2004

Pre-operating expenses and other	(14,489)	(10,002)	36,221
Initial fee of sale lease back transaction (note 24(i))	-	(25,517)	-

	(14,489)	(35,519)	36,221

h) Leases

Under Brazilian GAAP, leases normally are treated for accounting purposes as operating leases and the expense is recognized when each lease installment is incurred.

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

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was reduced by a net amount of R$ 7,452 and R$ 9,573, at December 31, 2006 and 2005, comprising adjustments from properties and equipments under capital lease (R$ 31,322 and R$ 28,477 at December 31, 2006 and 2005, respectively) and the related capital lease obligations (R$ 38,774 and R$ 38,050 at December 31, 2006 and 2005, respectively). These amounts increased income in 2006, 2005 and 2004 respectively by R$ 2,121, R$ 1,334 and R$ 1,138.

The accumulated depreciation regarding these leases are R$ 27,726 and R$ 16,864 at December 31, 2006 and 2005.

i) Sale lease back

Under Brazilian GAAP, as further described in Note 10, the Company concluded on October 3, 2005 the sale of 60 properties to the Península Fund for R$ 1,029,000. The net book value of the properties was R$ 1,017,575, consequently the transaction resulted in a gain of R$ 11,425 recognized as non-operating income at December 31, 2005. The properties were leased back to the Company for a twenty-year period, and may be renewed for two additional consecutive periods of 10 years each. The Company paid R$ 25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract, which was recorded as deferred charges and is being amortized through the lease agreement of the related stores.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Sale Lease Back (Continued)

Under US GAAP, in accordance with SFAS 98 – Accounting for Leases requires that in order to qualify for sale lease back accounting, the contract’s terms and provisions must transfer all of the other risks and rewards of ownership, as demonstrated by the absence of any other continuing involvement by the seller-lessee, among other factors. Pursuant to the agreement of this transaction, CBD and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend. Therefore, this transaction does not classify for sale lease back accounting and it was accounted as a financing arrangement as described in SFAS 98, paragraph 34.

Consequently, under US GAAP, the Company adjusted the properties sold to fair value of R$ 1,023,927, which was the same amount of the liability assumed by the Company at present value and resulted in a deferred gain of R$ 4,780, outcome from disposal of some stores, which is being recognized in twenty years. The initial fee of R$ 25,517 (Note10) was considered as part of the initial minimum lease payments. The annual interest rate used in the calculation was 21.8% at the inception date.

Under U.S. GAAP, the net amount of assets depreciation and liabilities amortization in 2006 result in a decrease of net income of R$ 30,669 (R$ 9,154 in 2005) and shareholders equity of R$ 39,823 (R$ 9,154 in 2005), which can be summarized as described below:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Sale Lease Back (Continued)

	Asset		Liability		Deferred Gains

	2006	2005	2006	2005	2006	2005

Inception	1,023,927	1,023,927	(1,023,927)	(1,023,927)	-	-
Deferred gains	-	-	-	-	(4,780)	(4,780)
Depreciation	(32,488)	(9,992)	-	-	-	-
Interest accrued	-	-	(97,730)	-	-	-
Amortization	-	-	-	-	299	60
Payment	-	-	94,876	5,558	-	-

Closed balance	991,439	1,013,935	(1,026,781)	(1,018,369)	(4,481)	(4,720)

	2006	2005

Depreciation	(22,496)	(9,992)
Non operating income	-	(4,720)
Interest accrued	(97,730)	-
Financial expenses	89,318	5,558

	(30,908)	(9,154)

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

The Company enters into cross-currency and interest rate swaps to mitigate foreign exchange risk on U.S. dollar denominated fixed interest debt. The Company does not apply hedge accounting.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

j) Derivative and other financial instruments (Continued)

At December 31, 2006, the Company has cross-currency and interest rate swaps outstanding of which the fair value liability amount was R$ (195,529) (2005 – R$ (146,348)). They mature in various dates through June, 2010.

The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt and long-term debt (Note 13) for floating rate interest in Brazilian reais.

At December 31, 2006 the notional amounts of the cross-currency and interest rate swaps and the fair market value amounts were as follows:

	2006			2005

	Notional			Notional
	outstanding	Fair market value (*)		outstanding	Fair market value (*)

	amount	Asset	Liability	amount	Asset	Liability

Cross-currency interest rate swaps	283,025	-	(195,529)	318,740	-	(146,348)

Current liabilities		-	(195,529)		-	-
Long-term liabilities		-	-		-	(146,348)

(*)	Fair market value loss under outstanding cross-currency and interest rate swaps.

The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives.

For U.S.GAAP, gains (losses) from derivative activities totaled R$ (1,656), R$ 9 and R$ (39,234) in the years ended December 31, 2006, 2005 and 2004, respectively, and are included in "Financial expense - interest expense" and the amounts of R$ (1,012) and R$ 644 in the shareholders’ equity in 2006 and 2005, respectively.

k) Put options - AIG

On November 30, 2004, the shareholders of Sendas Distribuidora and the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million at that time) in Sendas Distribuidora (see note 9(c)). According to the agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised as from October 25, 2007.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

k) Put options – AIG (Continued)

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD, which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase. The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance.. If the value of AIG’s shares in Sendas Distribuidora shares results in more than the value of three billion shares of CBD, the Company will pay the difference in cash. Additionally, in case of a gridlock, as defined in the agreement, or AIG fails to exercise his Put Option by October 25th, 2008, at its sole discretion CBD shall have the right to demand from the AIG the sale, transfer and alienation, to CBD, by the exit price (Note 9c (ii)) of all of AIG’s shares of Sendas Distribuidora,

The Company determined that such put option should be accounted for at fair value as a liability under SFAS 150. The Company calculated the fair value of the put option regarding the agreement mentioned above, through a Black & Scholes model, and recognized R$ 16,659 as a liability against financial expenses in 2006, R$ 5,204 in 2005, and the amounts of R$ 11,455 and R$ 5,204 in income in 2006 and 2005, respectively.

Under Brazilian GAAP, there is no specific statement regarding certain financial instruments with characteristics of both liabilities and equity, and this liability is not recorded.

l) Put options – Sendas S.A.

As described in note 9(c), at October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. Similarly to the AIG options described above, this instrument should be recorded at fair value for US GAAP. The Company determined that the fair value was insignificant at December 31, 2006 and 2005.

m) Deferred gain on FIC Transaction

As described in Note 9(d), the Company formed a strategic alliance with Itaú. The deal was effected through a series of transactions whereby the Company received R$ 380,444 in cash and the Company then made a cash capital contribution of R$ 75,000 to Miravalles. Pursuant to the joint venture agreement, R$ 152,500 was placed into a restricted account controlled by Itaú and the funds were to be released as certain performance milestones were achieved.

Under Brazilian GAAP, at December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the escrow account are not longer tied, and fines for noncompliance of said goals were set out. In 2006, the Company recognized the remaining amount of R$ 58,151 (R$ 38,140 in 2005) under non-operating results, due to the fulfillment of certain performance goals during the year.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Deferred gain on FIC Transaction (Continued)

Under U.S. GAAP, this transaction resulted in gain recognition of R$ 152,944 in 2004, and a deferred gain of R$ 68,425 at December 31, 2006 and R$ 83,449 at December 31, 2005, related to the funds held in escrow (as of December 31, 2004). The funds were released from escrow in 2005 but remain subject to the performance of certain milestones, and therefore, under US GAAP, it will continue to defer the gains until the performance obligations are totally met.

Therefore, this transaction resulted in a total net decrease of gain of R$ 39,676 at December 31, 2006 and R$ 21,665 in 2005 and R$ 49,584 in 2004; shareholders equity was decreased by R$ 110,925 and R$ 71,249 in 2006 and 2005, respectively.

Additionally, under U.S. GAAP, the basis of the investment in the joint venture is deemed to be zero. Under APB 18, this difference of R$ 75,000 from the underlying equity in the net assets of the investee is recognized as a deferred credit and will be amortized into income using the straight line method over 5 years. The Company recognized amortization of R$ 15,000 in 2006 and 2005, respectively.

Under U.S. GAAP, the interest in Miravalles Empreendimentos e Participações S.A. has been recorded under the equity method considering the 50% ownership. The differences between Brazilian GAAP and US GAAP on the investment on Miravalles resulted in a total net decrease of R$ 3,916 at December 31, 2006 and R$ 10,863 in 2005, generated a loss on equity pick-up of R$ 14,779 at December 31, 2006 and R$ 10,863 in 2005.

The Company analyzed this investment for impairment in accordance with APB 18 and concluded there was no impairment at December 31, 2006 and 2005.

n) Earnings per share

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

Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated using the "two class"

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

n) Earnings per share (Continued)

method. The "two class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends declared and participation rights in undistributed earnings.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted-average number of the respective class of shares outstanding during the period.

The Company has issued employee stock options (Note 18(g)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options. During 1999, the Company issued share warrants giving the holder the right to subscribe capital from August 31, 2001 over a period of two to three years. As the effects of applying the treasury stock method are antidilutive, diluted earnings per share are not affected by the share warrants. These warrants expired in August 2004.

The impact in earnings per share of the put options, pursuant to the agreement between CBD and AIG, as previously mentioned in Note 9 (c) ii, for the year ended December 31, 2005 and December 31, 2006 were not significant.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

n) Earnings per share (Continued)

	Year ended December 31, 2006			Year ended December 31, 2005

	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividends proposed	11,887	8,425	20,312	33,753	28,300	62,053
Actual dividends declared	-	-	-	-	-	-
Basic allocated undistributed earnings	(3,403)	(2,412)	(5,815)	113,436	95,113	208,549

Allocated net income available for
common and preferred shareholders	8,482	6,015	14,497	147,189	123,413	270,602

Basic denominator (in thousands of
shares)
Weighted-average number of shares	63,903,600	49,839,926	113,743,526	59,058,731	54,470,693	113,529,424

Basic earnings per thousand
shares – U.S. GAAP (R$)	0.13	0.12		2.49	2.27

Diluted numerator
Actual dividends proposed	11,911	8,401	20,312	33,797	28,256	62,053
Actual dividends declared	-	-	-	-	-	-
Diluted allocated undistributed earnings	(3,410)	(2,405)	(5,815)	113,586	94,963	208,549

Allocated net income available for
common and preferred shareholders	8,501	5,996	14,497	147,383	123,219	270,602

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	63,903,600	49,839,926	113,743,526	59,058,731	54,470,693	113,529,424
Put options	5,768		5,768	7,212		7,212
Stock options	329,692		329,692	163,869	-	163,869

Diluted weighted-average number of
shares	64,239,060	49,839,926	114,078,986	59,229,812	54,470,693	113,700,505

Diluted earnings per thousand
shares – U.S. GAAP (R$)	0.13	0.12		2.49	2.26

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

n) Earnings per share (Continued)

	Year ended December 31, 2004

	Preferred	Common	Total

Basic numerator
Actual dividends proposed	41,360	47,699	89,059
Actual dividends declared	25,446	29,346	54,792
Basic allocated undistributed earnings	160,241	184,799	345,040

Allocated net income available for
common and preferred shareholders	227,047	261,844	488,891

Basic denominator (in thousands of
shares)
Weighted-average number of shares	50,032,630	63,470,811	113,503,441

Basic earnings per thousand
shares – U.S. GAAP (R$)	4.54	4.13

Diluted numerator
Actual dividends proposed	41,404	47,655	89,059
Actual dividends declared	25,473	29,319	54,792
Diluted allocated undistributed earnings	160,411	184,629	345,040

Allocated net income available for
common and preferred shareholders	227,288	261,603	488,891

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	50,032,630	63,470,811	113,503,441
Put options	7,577	-	7,577
Stock options	91,979	-	91,979

Diluted weighted-average number of
shares	50,132,186	63,470,811	113,602,997

Diluted earnings per thousand
shares – U.S. GAAP (R$)	4.53	4.12

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

o) Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered over a period of up to ten years.

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

For the purposes of these financial statements, the Company has applied SFAS No. 109, "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America, as well as, differences between the tax basis of non-monetary assets as stated in the statutory accounting records, prepared in accordance with the Brazilian tax law, and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes.

Additionally, the Company recognized the deferred tax effects related to the temporary differences generated by U.S.GAAP adjustments. This resulted in a deferred income tax benefit (expenses) of R$ 1,488 R$ (32,505) and R$ 38,019 in 2006, 2005 and 2004, respectively, and the effect in shareholders’ equity is R$ (4,707) and R$ (6,195) in 2006 and 2005, respectively.

p) Pushdown of goodwill

See note 18 (c) for description of the transaction under BRGAAP.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian

Corporate Law. The realization of the tax benefit by the amortization of the goodwill will be recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of income for the period, similar to the accounting principles under the Brazilian Corporate Law. The additional capital paid will be transferred to Capital upon the issuance of the shares.

q) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Comprehensive income (Continued)

income that include charges or credits directly to equity which are not the result of transactions with owners. For the Company, comprehensive income is the same as its net income.

r) Stock-based compensation

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

In 1999, the Board of Directors approved a new issue of options convertible into 3,400,000 thousand preferred shares to be granted under the Plan. The exercise prices are indexed by the IGP-M (General Price Index) and therefore the options are considered liability instruments for US GAAP purposes.

Stock options granted referring to this issue consists of the following :

Grant date	Number of stock options granted	Exercise price (per thousand shares)
March 31, 2000	305,975	R$ 60.00
April 2, 2001	361,660	R$ 64.00
March 15, 2002	412,600	R$ 47.00
May 16, 2003	499,840	R$ 40.00
April 30, 2004	431,110	R$ 52.00
April 15, 2005	494,545	R$ 52.00
July 7, 2006	450,735	R$ 66.00

Under Brazilian GAAP, the rights to acquire the Company’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Under U.S. GAAP, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Stock-Based Payment,” (“SFAS No. 123(R)”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Stock-based compensation (Continued)

service periods for awards expected to vest. The fair value of stock options is determined using a Black-Scholes-Merton methodology.

The Company previously applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) for variable plans and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).

Effective January 1, 2006, the Company adopted the provision of SFAS No. 123(R) which resulted in a cumulative effect of change in accounting principle of R$ 8,737 end compensation expense of R$ 5,541 for 2006.

In accordance with the provisions of the modified prospective transition method, results for prior years have not been restated.

For purposes of the U.S. GAAP reconciliation, additional charges for compensation expenses were recognized under U.S. GAAP in the amounts of R$ 5,541, R$ 10,490 and R$ 2,019 in 2006, 2005 and 2004, respectively.

Changes in options outstanding under the stock option plans are summarized below:

	Share options (thousands)
	Capital
	increase	2006	2005	2004

Options outstanding at beginning of year		1,621,233	1,706,870	1,439,340
Options granted
Series 8 (granted on April 30, 2004)		-	-	431,110
Series 9 (granted on April 15, 2005)		-	494,545	-
Series 10 (granted on July 7, 2006)		450,735	-	-
Options exercised
Series 3 - March 26, 2004	R$ 1,797	-	-	(80,000)
Series 7 - December 13, 2005	R$ 6,445	-	(145,677)	-
Series 6 - April 7, 2006	R$ 7,120	(101,400)	-	-
Series 7 - June 9, 2006	R$ 92	(2,063)	-	-
Options forfeited		(258,449)	(213,505)	(83,580)
Options expired		(239,600)	(221,000)	-

Outstanding options granted at end of year		1,470,456	1,621,233	1,706,870

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Stock-based compensation (Continued)

	2006			2005			2004

Exercise prices	Weighted average	Number	Weighted average remaining contractual life	Weighted average	Number	Weighted average remaining contractual life	Weighted average	Number	Weighted average remaining contractual life

Outstanding at the beginning of the year	61.93	1,621,233	2.61	70.01	1,706,870	2.60	64.30	1,439,340	3.05
Granted during the year	66.78	450,735		51.39	494,545		53.85	431,110
Exercised during the year	69.71	(103,463)		44.24	(145,677)		22.46	(80,000)
Forteited during the year	56.86	(258,449)		66.74	(213,505)		70.24	(83,580)
Expired during the year	104.57	(239,600)		106.12	(221,000)		-	-

Outstanding at the end of the year	58.36	1,470,456	2.89	61.93	1,621,233	2.61	70.01	1,706,870	2.60

Exercisable during the year	-	-	-	33.90	628,319	1.45	104.13	143,650	1.15
Exercisable during at the end of the year	51.85	53,820	1.09	84.96	440,672	0.80	105.06	254,637	0.73

Grant-date fair value
Nonvested at the beginning of the year	23.65	1,180,561	3.29	27.08	1,452,233	2.93	30.51	1,236,378	3.23
Granted during the year	25.30	450,735		23.61	494,545		20.85	431,110
Vested during the year	-	-	-	23.95	(628,319)	1.49	37.60	(143,650)	1.15
Forfeited during the year	23.53	(214,660)		21.08	(137,898)		23.76	(71,605)

Nonvested at the end of the year	24.20	1,416,636	2.96	23.65	1,180,561	3.29	27.08	1,452,233	2.93

Options in force	Outstanding	Weighted average remaining contractual life

Serie 6 - March 15, 2002	127,813	0.01
Serie 7 - May 16, 2003	228,963	0.38
Serie 8 - April 30, 2004	301,160	1.09
Serie 9 - April 15, 2005	378,975	2.16
Serie 10 - July 7, 2006	433,545	4.08

	1,470,456	2.89

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Stock-based compensation (Continued)

The remaining compensation expenses to be recognized related to nonvested awards may be summarized as follows:

Year	Total

2007	5,633
2008	4,565
2009	3,192
2010	2,155
2011	976

16,521

The following table illustrates the effect on the net income and earnings per share if the Company had applied the fair value recognition provisions of statement 123 to options in 2005 and 2004. For purposes of this pro-forma disclosure, the value of the options is estimated using the Black-Scholes-Merton option-pricing formula and amortized to expense over the option’s vesting periods.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Stock-based compensation (Continued)

	Year ended December 31

	2005	2004

Net income – U.S. GAAP	270,602	488,891
Add: stock-based employee compensation
included in reported net income	10,490	2,019
Deduct: total stock-based employee
compensation expense determined under fair
value based method for all awards	(2,319)	(11,796)

Net income – pro forma	278,773	479,114

Earnings per thousand shares:
Basic – U.S. GAAP
Preferred	2.49	4.54
Common	2.27	4.13
Basic - pro forma
Preferred	2.57	4.45
Common	2.34	4.04

Diluted – U.S. GAAP
Preferred	2.49	4.53
Common	2.26	4.12
Diluted - pro forma
Preferred	2.57	4.44
Common	2.33	4.04	.

The fair value of each stock option award is estimated as of year end using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs: expected dividend yield of 0.42%, expected volatility of approximately 36.9%, weighted average risk-free interest rate of 6.6% and an expected average life of four years. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option’s fair value. Expected volatility is based on historical volatility of our stock and the expected risk-free interest rate is based on the U.S. Treasury bill plus Brazilian risk premium on the government bonds. The expected dividend yield is based on the annual dividend rate at the year end. The Company estimated forfeitures based on the historical average of forfeitures during the last five years.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Stock-based compensation (Continued)

On December 22, 2006, the Company approved a new compensatory stock option plan for management and certain employees of the Company, in order to attract and to retain executives and high qualified professionals entailed to CBD. For more information see Note 18(g).

The total intrinsic value of options exercised in 2006, 2005 and 2004 was R$ 2,022, R$ 4,459, and R$ 2,883, respectively.

s) Business segments disclosure

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under U.S. GAAP, SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that senior management uses the information to allocate resources among segments and evaluate their performance. The Company operates principally in the retail trade; the Company's other activities are are not significant.

Net sales revenues from external customers from the retail trade segment totaled R$ 9,961,705 R$ 10,314,010 and R$ 9,752,174 in the years ended December 31, 2006, 2005 and 2004, respectively.

Revenues from external customers from other segments totaled were R$ 1,141,962, R$ 232,788 and R$ 240,116 in the years ended December 31, 2006, 2005 and 2004.

t) Classification of statement of income line items and other

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

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Classification of statement of income line items and other (continued)

(iii) Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts are classified as operating expenses in accordance with U.S. GAAP. Employee profit sharing expenses recorded in 2006, 2005 and 2004 totaled R$ 10,583, R$ 14,453 and R$ 14,317, respectively.

(iv) Under Brazilian GAAP, equity in results of investees is recognized as operating income in the statement of income. Under U.S. GAAP equity in results of investees is classified in the statement of income as non-operating item.

(v) Under Brazilian GAAP, cash consideration received from vendors is recorded as a reduction of cost of sales on operating expenses. Under U.S. GAAP, cash consideration received from vendors related to payment for services delivered to a vendor would be recorded as other income, which totaled R$ 177,288, R$ 147,248 and R$ 101,761 in the years ended December 31, 2006, 2005 and 2004, respectively. Under U.S. GAAP, reimbursements of advertising expense incurred by the Company to sell the vendors’ products should be characterized as a reduction of that expense. The amount of R$ 126,644, R$ 123,720 and R$ 61,101 for the years ended December 31, 2006, 2005 and 2004, respectively, would be classified as a reduction of selling, general and administrative expenses.

(vi) Under U.S. GAAP, deferred tax assets and liabilities would be netted and classified as current or non-current based on the classification of the underlying temporary difference.

(vii) Under U.S. GAAP, the cash and cash equivalent presented in the cash flow would be less in R$ 72,288 for the year ended December 31, 2006 and R$ 161,836 for the year ended December 31, 2005.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Shareholders’ equity and net income, adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP, are as follows:

(i) Shareholders’ equity

	December 31
		>
	2006		2005

As reported in the accompanying financial statements under Brazilian
GAAP	4,842,127		4,252,372

Additional indexation of permanent assets for 1996 and 1997	71,899		88,621
Depreciation and disposal of additional indexation of permanent
assets for 1996 and 1997	(56,773)		(72,869)
Business combinations adjustments	212,113		96,972
Equity results
Sendas Distribuidora	(126,726)		(40,874)
Miravalles Empreendimentos	(14,779)		(10,863)
Capitalized interest	(9,293)		(10,262)
Deferred charges, net	(76,180)		(61,691)
Capital leases
Property and equipment under capital lease	31,322		28,477
Capital lease obligations	(38,774)		(38,050)
Sale lease back	(39,823)		(9,154)
Derivative instruments	(1,012)		644
Put options	(16,659)		(5,204)
Deferred gain on FIC transaction	(110,925)		(71,249)
Prepaid expenses and other	10,425		7,291
Share-based compensation liability	(14,278)		-
Deferred income taxes on adjustments above	(4,707)		(6,195)

Shareholders' equity under U.S. GAAP	4,657,957		4,147,966

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(ii) Net income

	Year ended December 31
		>
	2006		2005	2004

As reported in the accompanying financial statements under Brazilian GAAP	85,524		256,990	369,830
Depreciation and disposal of additional indexation of permanent assets for 1996 and
1997	(626)		(37,392)	(2,156)
Business combinations adjustments	115,141		109,338	157,251
Equity results
Sendas Distribuidora	(85,852)		(43,103)	2,229
Miravalles Empreendimentos	(3,916)		(10,863)	-
Consolidation of CBD Tech	-		-	10,172
Cash consideration received from vendors	-		25,190	15,778
Capitalized interest	969		1,032	1,637
Leasehold improvements	-		51,677	(19,325)
Deferred charges, net	(14,489)		(35,519)	36,221
Capital leases	2,121		1,334	1,138
Sale lease back	(30,669)		(9,154)	-
Derivative instruments	(1,656)		9	(39,234)
Put options	(11,455)		(5,204)	-
Deferred gain on FIC transaction	(39,676)		(21,665)	(49,584)
Prepaid expenses and other	3,134		30,927	(31,066)
Compensation expense from stock ownership plan	(5,541)		(10,490)	(2,019)
Deferred income taxes on adjustments above	1,488		(32,505)	38,019

Net income under U.S. GAAP	14,497		270,602	488,891

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	Year ended December 31

	2006	2005	2004

Shareholders' equity under U.S. GAAP at beginning of the year	4,147,966	3,922,482	3,573,626
Capital increase	7,212	6,445	1,797
Capital reserve	517,331	-	-
Net income for the year	14,497	270,602	488,891
Others	(8,737)	10,490	2,019
Dividends	(20,312)	(62,053)	(143,851)

Shareholders' equity under U.S. GAAP at end of the year	4,657,957	4,147,966	3,922,482

Net income for the year	14,497	270,602	488,891

Comprehensive Income	14,497	270,602	488,891

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information

(i) Leases

A significant portion of retail units are leased under operating lease agreements, and a few portion under capital lease generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial non-cancelable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2006, the effective rate of rentals was 2.05% (2005 – 1.69%, 2004 – 1.59%) of sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

Certain computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to non-cancelable capital and operating leases and imputed interest on capital leases as of December 31, 2006 are summarized below:

		Sale	Operating
	Capital Lease	Lease-back	Lease

2007	10,002	91,882	158,802
2008	9,950	91,882	138,636
2009	8,012	91,882	109,491
2010	4,836	91,882	76,664
2011	3,410	91,882	62,022
Thereafter	77,111	1,865,141	109,962

Total minimum lease payments	113,321	2,324,551	655,577

Imputed interest	(74,547)	(1,297,770)

Present value of capitalized lease payments	38,774	1,026,781

Current portion	6,206	10,208
Long-term capitalized lease obligations	32,568	1,016,573

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information - (Continued)

(i) Leases - (Continued)

Net rental expense, included in selling, general and administrative expenses, consists of the following:

	2006	2005	2004

Minimum rentals	191,971	194,269	171,190
Contingent rentals	120,633	35,428	43,914
Sublease rentals	(41,264)	(37,355)	(34,608)

	271,340	192,342	180,496

(ii) Major Non-cash Transactions

In 2006, the Company acquired equipment under capital lease agreements in the amount of R$ 13,592 (2005 – R$ 2,793 and 2004 – R$ 18,603).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

24. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

w) Recently issued accounting pronouncements under U.S. GAAP

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS Statement No. 115 “. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007. The Company has not yet determined the impact, if any, of the adoption of this statement on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has not yet determined the impact, if any, of the adoption of this statement on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company has not yet determined the impact, if any, of the adoption of this statement on the Company’s financial statements.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact, if any, of the adoption of this statement on the Company’s financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2005 and 2004
(expressed in thousands of reais)

25. Subsequent Events

a) 6th issue of debentures

On April 27, 2007, the Company issued 77,965 debentures in the amount of R$ 779,650 with nominal rate of 0.5% plus the CDI – Interbank interest rate.

b) Granting of loan – BNDES

In the first half-year of 2006, CBD requested a loan from BNDES related to its investments program. Such request was filed by mid 2006 when documents started to be analyzed.

In a meeting held at March 8, 2007 the BNDES’ executive board authorized the granting of loan requested in the amount of R$ 187,330, with grace period of 6 months and 60 months for amortization, with interest rates varying between 2.7% and 3.2% above TJLP.

The loan has a 60-day term to be contracted by CBD and will support total investments already made by the Company with the opening of 15 new stores and support in the modernization of various existing stores.

c) New stock option plan

As of April 13, 2007, the Company issued the series A1 of the New Stock Option Plan, as described in note 18:

	Number of shares	Price on the date

Series A1 – April 13, 2007	(per thousand)	of granting

Gold	161,860	0.01

Silver	561,046	49.27

	722,906

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Miravalles Empreendimentos e Participações S.A.

1
We have audited the accompanying consolidated balance sheets of Miravalles Empreendimentos e Participações S.A. and subsidiaries ("the Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, of changes in shareholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Miravalles Empreendimentos e Participações S.A. and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

São Paulo, Brazil
June 13, 2007

PricewaterhouseCoopers
Auditores Independentes

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of reais)

ASSETS	12/31/2006	12/31/2005

CURRENT ASSETS	828,453	648,681
CASH AND CASH EQUIVALENTS	4,609	5,535
INTERBANK INVESTMENTS (Notes 4a and 5)	6,403	51,888
Money market	6,403	51,888
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 6)	13,681	-
Securities	13,681	-
LOAN OPERATIONS (Notes 4c and 7a)	385,100	278,599
Private sector	548,888	315,157
( - ) Allowance for loan losses (Notes 4d and 7b)	(163,788)	(36,558)
OTHER RECEIVABLES (Note 4c)	388,115	312,061
Acrrued receivables (Note 4e)	6,305	2,916
Sundry (Note 8a)	385,408	311,163
( - ) Allowance for loan losses (Notes 4d and 7b)	(3,598)	(2,018)
OTHER ASSETS	30,545	598
Prepaid expenses	30,545	598

LONG-TERM RECEIVABLES	137,517	35,106
INTERBANK INVESTMENTS (Notes 4a and 5)	6,552	9,590
Money market	6,552	9,590
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 6)	45,774	-
Securities	45,774	-
LOAN OPERATIONS (Notes 4c and 7a)	37,382	14,996
Private sector	39,638	16,275
( - ) Allowance for loan losses (Notes 4d and 7b)	(2,256)	(1,279)
OTHER RECEIVABLES	47,809	10,520
Sundry (Note 8a)	47,813	10,525
( - ) Allowance for loan losses (Notes 4d and 7b)	(4)	(5)

PERMANENT ASSETS	21,459	24,451
FIXED ASSETS (Notes 4f and 10)	8,065	8,852
Other fixed assets	11,058	9,683
( - ) Accumulated depreciation	(2,993)	(831)
DEFERRED CHARGES (Notes 4g and 10)	13,394	15,599
Organization and expansion expenses	16,481	15,599
( - ) Accumulated amortization	(3,087)	-

TOTAL ASSETS	987,429	708,238

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEET

(In thousands of reais)

LIABILITIES	12/31/2006	12/31/2005

CURRENT LIABILITIES	785,459	574,094
DEPOSITS (Notes 4a and 11)	412,048	251,841
Interbank deposits	412,048	251,841
OTHER LIABILITIES	373,411	322,253
Collection and payment of taxes and contributions	1,882	180
Social and statutory	289	-
Tax and social security contributions (Note 9c)	3,992	7,208
Sundry (Note 8b)	367,248	314,865

LONG-TERM LIABILITIES	40,978	103
DEPOSITS (Notes 4a and 11)	27,146	-
Interbank deposits	27,146	-
OTHER LIABILITIES	13,832	103
Tax and social security contributions (Note 9c)	9,575	-
Sundry (Note 8b)	4,257	103

DEFERRED INCOME (Note 4h)	2,490	10,036
Deferred income	2,490	10,036

STOCKHOLDERS’ EQUITY (Note 12)	158,502	124,005
Capital - Domestic	260,888	120,000
Capital reserves	3,523	4,005
Adjustment to market value – securities	(7)	-
Retained earnings / (Accumulated deficit)	(105,902)	-

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	987,429	708,238

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of reais)

	01/01 to	01/01 to	07/20 to
	12/31/2006	12/31/2005	12/31/2004

INCOME FROM FINANCIAL OPERATIONS	349,909	107,986	30,765
Loans	343,252	84,958	-
Securities	6,657	23,028	30,765

EXPENSES ON FINANCIAL OPERATIONS	(261,193)	(52,189)	-
Money market	(59,146)	(13,055)	-
Provision for loan losses	(202,047)	(39,134)	-

GROSS INCOME FROM FINANCIAL OPERATIONS	88,716	55,797	30,765

OTHER OPERATING INCOME (EXPENSES)	(247,448)	(102,577)	(5,634)
Service fees (Note 8d)	88,557	31,973	-
Personnel expenses	(46,720)	(36,187)	-
Other administrative expenses (Note 8e)	(243,774)	(91,076)	(28)
Tax expenses (Notes 9a II)	(35,984)	(20,128)	(5,304)
Other operating income (Note 8f)	14,890	18,411	-
Other operating expenses (Note 8g)	(24,417)	(5,570)	(302)

NON-OPERATING INCOME (LOSS)	(87)	(15)	-

INCOME (LOSS) BEFORE TAX ON INCOME	(158,819)	(46,795)	25,131

INCOME TAX AND SOCIAL CONTRIBUTION (Note 9a I)	53,654	14,333	(12,081)
Due on operations for the period	(10,447)	(5,683)	(12,081)
Related to temporary differences	64,101	20,016	-

PROFIT SHARING	(737)	(11)	-

NET INCOME (LOSS)	(105,902)	(32,473)	13,050

NUMBER OF SHARES (IN THOUSANDS)	130	60	60
NET INCOME (LOSS) PER THOUSAND SHARES – R$	(814.63)	(541.22)	217.50

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTE 12)
(In thousands of reais)

				Retained	Adjustment
		Capital	Revenue	earnings /	to market
	Capital	reserves	reserves	(Accumulated	value -	Total
				deficit)	Securities

Balances at July 20, 2004	-	-	-	-	-	-

Paid-in capital	30		-	-	-	30
Capital increase	30	761,083	-	-	-	761,113
Partial spin-off	(48)	(605,652)	-	(12,314)	-	(618,014)
Reserves from tax incentives	-	482				482
Net income	-	-	-	13,050	-	13,050
Appropriations:
Legal Reserve	-		2	(2)	-	-
Dividends	-		-	(183)	-	(183)

BALANCES AT 12/31/2004	12	155,913	2	551	-	156,478

Transfers to revenue reserves – ESM 04/29/2005	-	-	551	(551)	-	-
Capital increase – E/ASM 04/29/2005	119,988	(119,988)	-	-	-	-
Loss of the year	-	-	-	(32,473)	-	(32,473)
Absorption of losses	-	(31,920)	(553)	32,473	-	-
BALANCES AT 12/31/2005	120,000	4,005	-	-	-	124,005

CHANGES IN THE PERIOD	119,988	(119,988)	(2)	(551)	-	(32,473)

Capital increase – E/ASM 03/28/2006, 07/25/2006, 10/30/2006, 12/21/2006 (Note 6)	140,888	-	-	-	-	140,888
Reversal of tax incentive options	-	(482)	-	-	-	(482)
Adjustment to market value – Securities – Subsidiary and affiliated companies	-	-	-	-	(7)	(7)
Loss of the year	-	-	-	(105,902)	-	(105,902)
BALANCES AT 12/31/2006	260,888	3,523	-	(105,902)	(7)	158,502

CHANGES IN THE PERIOD	140,888	(482)	-	(105,902)	(7)	34,497

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED OF CHANGES IN FINANCIAL POSITION
(In thousands of reais)

	01/01 to	01/01 to	07/20 to
	12/31/2006	12/31/2005	12/31/2004

A – FINANCIAL RESOURCES WERE PROVIDED BY	73,579	102,142	774,675
Adjusted Income net (loss)	(100,638)	(31,642)	13,352
Net Income (loss)	(105,902)	(32,473)	13,050
- Adjusted net income	5,264	831	302
Depreciation and amortization	5,264	831	-
Others	-	-	302
FINANCIAL RESOURCES FROM STOCKHOLDERS	140,888	-	761,143
Paid-in capital	-	-	30
Capital increase	140,888	-	761,113
FINANCIAL RESOURCES FROM THIRD PARTIES	33,329	133,784	180
Increase in long-term liabilities	40,875	103	180
Decrease in long-term receivables	-	123,645	-
Changes in deferred income	(7,546)	10,036	-

B- FINANCIAL RESOURCES WERE USED FOR	105,172	25,272	776,958
Partial spin-off	-	-	618,014
Adjustment to marketable securities and derivatives of affiliated and
subsidiary companies	7	-	-
Increase in long-term receivables	102,411	-	158,751
Purchase of fixed assets	1,714	9,683	-
Increase in deferred charges	558	15,589	10
Reversal of tax incentive options	482	-	-
Dividends	-	-	183
INCREASE (DECREASE) IN NET WORKING CAPITAL (A - B)	(31,593)	76,870	(2,283)

INCREASE (DECREASE) IN NET WORKING CAPITAL	(31,593)	76,870	(2,283)
At the beginning of the year	74,587	(2,283)	-
Current assets	648,681	272	-
Current liabilities	574,094	2,555	-
At the end of the year	42,994	74,587	(2,283)
Current assets	828,453	648,681	272
Current liabilities	785,459	574,094	2,555

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of reais)

NOTE 1 - OPERATIONS

Miravalles Empreendimentos e Participações S.A. (MIRAVALLES) is a closely-held corporation whose shares are 50% held by subsidiaries of Companhia Brasileira de Distribuição (CBD) and the remaining 50% are held by subsidiaries of Banco Itaú Holding Financeira (ITAÚ HOLDING). CBD is one of the major retail chains in Brazil and ITAÚ HOLDING is one of the top banking groups of Brazil

MIRAVALLES, through its subsidiary companies Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC) and FIC Promotora de Vendas Ltda. (FIC PROMOTORA), operates in the development and sale of financial products and services and related products and services exclusively to CDB clients as established in a partnership agreement signed by CDB and ITAÚ HOLDING in July 2004. FIC is a financial institution subject to the regulation of the Central Bank of Brazil (BACEN).

Among the financial products and services that are provided by MIRAVALLES are private label credit cards (own cards: with its use restricted to CBD stores), co-branded cards that are widely accepted, direct consumer credit and personal loans.

MIRAVALLES was incorporated on July 20, 2004 and on August 9, 2004 it received capital contributions of R$ 761,113 from subsidiaries of CBD and of ITAÚ HOLDING that consisted of Cash and Cash Equivalents and Financial Investments with each of CBD and ITAÚ HOLDING directly and indirectly holding 50% of the company’s capital stock. Out of the total amount, R$ 761.083 was recorded under “Capital Reserves”, and the remaining balance was recorded as “Capital”.

On November 30, 2004, MIRAVALLES split off certain assets with a book value of R$ 618.014 that consisted of Cash and Cash Equivalents and Financial Investments. The assets spun-off were transferred to two companies, a subsidiary of CBD and a subsidiary of ITAÚ HOLDING. The spin-off was recorded as a decrease in Capital, Capital Reserves and Accumulated Deficit amounting to R$ 48, R$ 605,652 and R$ 12,314, respectively. This spin off did not result in any change in the direct and indirect holding interests of CBD and ITAÚ HOLDING that continued to hold 50% of total stock. Management of MIRAVALLES activities is governed by a Stockholders’ Agreement entered into in July 2004 between CBD and ITAÚ HOLDING.

The activities of FIC and FIC Promotora started up in the first quarter of 2005. Until December 2004, MIRAVALLES and its subsidiaries had not started their operations.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of MIRAVALLES and its subsidiaries (MIRAVALLES CONSOLIDATED) were prepared in accordance with the Brazilian Corporate Law and the regulations of the Central Bank of Brazil (BACEN), which include accounting practices and estimates particularly regarding the recording of allowances for loan losses and the recognition of assets arising from deferred taxes.

Loan Operations and Other Receivables - Sundry, includes receivables arising from purchases made by credit cardholders and direct consumer credit. Loan Operations comprises operations made to clients through the revolving credit line whereas Other Receivables – Sundry comprises purchases made by credit cardholders to be billed and maturing bills. Funding for such loans is recorded under Other Liabilities – Sundry.

NOTE 3 - CONSOLIDATION

Intercompany transactions, balances and results have been eliminated on consolidation.

The consolidated financial statements include the following direct and indirect subsidiaries:

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	99.99%
FIC Promotora de Vendas Ltda.	99.99%

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Interbank Investments – Corresponds to transactions with fixed interest rates recorded at present value calculated “pro rata die”, based on the variation of the agreed-upon index and interest rate.

b) Securities – Recorded at cost of acquisition restated by the applicable index and/or effective interest rate and presented in the Balance Sheet according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

- trading securities – acquired to be actively and frequently traded, are adjusted to market value with contra-entry in results for the period;

- available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with contra-entry to an specific account within stockholders’ equity.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, reversing the amount accumulated in stockholders’ equity.

Decreases in the market value of available-for-sale securities, below their related costs, resulting from other-than-temporary reasons, are recorded in results as realized losses.

c) Loan Operations and Other Receivables (Operations with Credit Granting Characteristics) – These transactions are recorded at present value, calculated “pro rata die”, based on the variation of the agreed-upon index and interest rate, and are recorded on the accrual basis until 60 days overdue. After 60 days overdue interest accrual is interrupted.

d) Allowance for Loan Losses - The allowance for loan losses is recorded in accordance with the provisions set forth in CMN Resolutions 2,682 of December 21, 1999 and 2,697 of February 24, 2000, as described below:

  Allowances are calculated based on the percentages set forth by CMN for each rating category, that vary from AA to H. Loans are classified in each category only considering whether the payment of principal and/or interest is overdue, provided that the rating corresponds to at least A. The percentages of allowance established by CMN for loans classified in each category are as follows:

Category	% of allowance

A	0.50
B	1.00
C	3.00
D	10.00
E	30.00
F	50.00
G	70.00
H	100.00

  Write-offs are recorded 360 days after the due date of the credit or after 540 days for operations with more than 36 months until their final maturity.

e) Accrued receivables – Corresponds to other receivables related to credit card transactions.

f) Fixed assets – They are stated at cost of acquisition, less accumulated depreciation. Depreciation is calculated based on the straight-line method at the following annual rates:

Furniture and equipment in use	10%
Installations	10% and 20%
EDP systems	20%

g) Deferred charges – Correspond mainly to pre-operating expenses incurred with telemarketing and advertising as well as software development costs. They are depreciated based on the straight-line method over five years.

h) Deferred income – Correspond mainly to interest received in advance with respect to consumer credit transactions that will be accrued in future periods over the loan term.

i) Taxes - Computed according to current legislation at the rates shown below.

	Parent company
	and Non-financial	Financial
	subsidiary	subsidiary

Income tax	15.00%	15.00%
Additional income tax	10.00%	10.00%
Social contribution	9.00%	9.00%
PIS	1.65%	0.65%
COFINS	7.60%	4.00%
ISS	up to 5.00%	5.00%
CPMF	0.38%	0.38%

NOTE 5 - INTERBANK INVESTMENTS

	12/31/2006			12/31/2005

	0 - 30	Over 365	Total	Total

Money market
Securities purchased under resale agreements	6,403	6,552	12,955	61,478

NOTE 6 - SECURITIES

a) The portfolios of securities per type of instrument are shown below at cost and market value and by maturity.

	12/31/2006

	Cost	Adjustment to market value (in stockholders’ equity)		Maturity		Market value

			Without maturity	Up to 12 months	Over 1 year

Pledged in guarantee (1)	45,373	(11)	-	-	45,362	45,362
Available- for-sale securities
Government securities	45,373	(11)	-	-	45,362	45,362
Financial Treasury Bills	45,373	(11)	-	-	45,362	45,362
Own portfolio (2)	14,093	-	9,616	4,065	412	14,093
Available-for-sale securities
Government securities	412	-	-	-	412	412
Financial Treasury Bills	412	-	-	-	412	412
Private securities	4,065	-	-	4,065	-	4,065
CDB	4,065	-	-	4,065	-	4,065
Trading securities
Private securities	9,616	-	9,616	-	-	9,616
Fixed-income funds	9,616	-	9,616	-	-	9,616
Total	59,466	(11)	9,616	4,065	45,774	59,455

Deferred taxes		4
Adjustment to market value – securities		(7)

(1)Securities Pledged in Guarantee are composed by investments in securities issued by the Federal Government in accordance with BACEN Resolution 2,027 which requires that the amount of capital increase of financial institutions be invested in Federal Government or Central Bank securities until approval of the capital increase by the BACEN.
(2) According to CVM Instructions 117/90 and 173/92.

b) At December 31, 2006 and 2005, there were no open positions on the derivatives market.

NOTE 7 – LOAN PORTFOLIO

a) By maturity and risk level

At December 31, 2006, includes Loan Operations – R$ 588,526 (R$ 331,432 at December 31, 2005) and Other Receivables – Sundry (Accounts Receivable) – R$ 304,918 (R$ 253,808 at December 31, 2005).

	Abnormal situation (a)

	A	B	C	D	E	F	G	H	Total	%

Falling due installments	-	15,647	11,380	7,887	7,185	5,912	4,015	13,658	65,684	7.4%
01 to 30	-	2,204	1,499	873	814	698	510	2,247	8,845	1.0%
31 to 60	-	1,575	1,146	823	814	682	496	2,030	7,566	0.8%
61 to 90	-	1,477	1,115	837	740	633	469	1,773	7,044	0.8%
91 to 180	-	3,755	2,807	2,069	1,962	1,581	1,092	3,492	16,758	1.9%
181 to 360	-	4,886	3,621	2,385	2,080	1,697	1,182	3,490	19,341	2.2%
Over 360	-	1,750	1,192	900	775	621	266	626	6,130	0.7%

Overdue installments	-	11,644	13,456	13,413	15,025	14,924	13,831	112,619	194,912	21.8%
01 to 14	-	-	775	505	301	261	200	929	2,971	0.3%
15 to 30	-	11,644	1,406	922	643	495	351	1,698	17,159	1.9%
31 to 60	-	-	11,275	1,778	1,440	827	639	2,940	18,899	2.1%
61 to 90	-	-	-	10,208	1,693	1,147	653	3,057	16,758	1.9%
91 to 180	-	-	-	-	10,948	12,194	11,988	11,638	46,768	5.2%
181 to 360	-	-	-	-	-	-	-	89,454	89,454	10.0%
Over 360	-	-	-	-	-	-	-	2,903	2,903	0.3%

SUBTOTAL	-	27,291	24,836	21,300	22,210	20,836	17,846	126,277	260,596	29.2%
%	0.0%	3.1%	2.8%	2.4%	2.5%	2.3%	2.0%	14.1%	29.2%

	Normal situation

	A	B	C	D	E	F	G	H	Total	%

Falling due installments	586,481	12,959	5,275	1,612	2,201	2,388	908	4,371	616,195	69.0%
01 to 30	201,763	4,612	1,815	503	537	536	240	1,437	211,443	23.7%
31 to 60	100,640	2,208	957	308	351	367	156	816	105,803	11.8%
61 to 90	51,703	1,155	485	148	188	214	78	387	54,358	6.1%
91 to 180	100,744	2,259	966	293	407	483	148	707	106,007	11.9%
181 to 360	99,598	2,117	835	271	478	541	169	722	104,731	11.7%
Over 360	32,033	608	217	89	240	247	117	302	33,853	3.8%

Overdue up to 14 days	15,401	396	283	128	108	111	37	189	16,653	1.9%

SUBTOTAL	601,882	13,355	5,558	1,740	2,309	2,499	945	4,560	632,848	70.8%
%	67.4%	1.5%	0.6%	0.2%	0.3%	0.3%	0.1%	0.5%	70.8%

GRAND TOTAL (b)	601,882	40,646	30,394	23,040	24,519	23,335	18,791	130,837	893,444

TOTAL ALLOWANCE	3,009	406	912	2,304	7,356	11,668	13,154	130,837	169,646

GRAND TOTAL AT 12/31/2005 (b)	462,870	29,147	25,907	14,016	12,664	13,851	8,115	18,670	585,240

TOTAL ALLOWANCE	2,314	291	777	1,402	3,799	6,926	5,681	18,670	39,860

(a) Operations with overdue installments for more than 14 days or of responsibility of bankrupt companies or companies under bankruptcy process.
(b) The composition of the portfolio per sector of activity is represented by R$ 893,844 (R$ 585,240 at 12/31/2005) in operations with individuals.

In the second half of 2005, CBD transferred direct consumer loans granted as from January 1, 2005, to the subsidiary FIC. The price paid for the loans purchased by MIRAVALLES was R$ 118,216. On the transfer date there was no evidence that the transferred portfolio presented significant deterioration.

In the same period, a Credit Card portfolio amounting to R$ 17,303 was acquired from ABN AMRO Administradora de Cartões de Crédito Ltda. The portfolio did not present evidence of significant depreciation at the acquisition date.

The difference between the amounts paid for the loans acquired and the amounts due under the loans at their respective maturity dates is recorded as interest over their related loan periods.

b) Allowance for loan losses

	01/01 to	01/01 to
	12/31/2006	12/31/2005

Balance at 12/31/2005	(39,860)	-
Portfolio acquisition (*)	-	(726)
Net increase for the period	(202,047)	(39,134)
Write-Offs	72,261
Balance at 12/31/2006	(169,646)	(39,860)

(*) Amount of the provision arising from the acquisition of the Private Label portfolio from ABN AMRO Administradora de Cartões de Crédito Ltda.

c) Recovery and Renegotiation of Credits

I - In the period, loans recorded in Revenues from Loan Operations amounting to R$ 1,821 and that had been written off from the Allowance for Loan Losses were recovered.

II - At 12/31/2006, renegotiated credits totaled R$ 5,152, and the related allowance for loan losses totaled R$ 3,190.

NOTE 8 – BREAKDOWN OF ACCOUNTS

a) Other receivables - Sundry

	12/31/2006	12/31/2005

Credit card operations (Note 2)	304,919	253,808
Deferred tax assets (Note 9b)	84,129	20,016
Sundry debtors	41,787	23,654
Amounts receivable from related parties (Note 13)	866	21,363
Sundry	1,520	2,847

Total	433,221	321,688

b) Prepaid expense

	12/31/2006	12/31/2005

Customer rights (*)	29,797	-
Sundry	748	598

Total	30,545	598

(*) Refers to the agreement over CBD cards that used to be in the portfolio of Banco Itaú Cartões S.A. (BIC) (former Credicard Banco S.A.). For this rights the subsidiary company FIC paid R$ 33,522. This agreement is valid for six years, as from May 2, 2006.

c) Other liabilities – Sundry

	12/31/2006	12/31/2005

Credit card operations (Note 2)	325,105	263,103
Provision for payments	17,094	2,870
Provision for contingent liabilities	5,504	151
Civil	5,112	93
Labor	392	58
Amounts payable to related parties (Note 13)	1,826	481
Sundry creditors	21,976	48,363

Total	371,505	314,968

d) Service fees

	12/31/2006	12/31/2005

Credit cards	61,039	16,337
Statement issue fee	30,905	8,220
Commissions paid, Merchants	17,274	6,892
Loan operations	7,660	-
Sundry	5,200	1,225
Other	27,518	15,636
Commissions	27,239	15,527
Collection income	279	109

Total	88,557	31,973

e) Other administrative expenses

	12/31/2006	12/31/2005	12/31/2004

Cost Sharing (*)	111,595	4,658	-
Data processing and telecommunications	54,862	23,036	-
Service provision	37,703	41,023	7
Advertising, promotions and publications	12,114	7,898	18
Financial system services	8,750	1,955	-
Sundry	18,750	12,506	3

TOTAL	243,774	91,076	28

(*) Agreement entered into by Itaú Group and Banco Itaucred with FIC and FIC PROMOTORA amounting to R$ 95,282 and agreement entered into by CBD Group with FIC amounting to R$ 16,313 for the reimbursement of incurred costs.

f) Other operating revenues

	12/31/2006	12/31/2005

Other revenues – Credit Card (*)	7,071	16,802
Recovery of charges and expenses	5,080	1,061
Reversal of operating provisions	2,390	8
Sundry	349	540

TOTAL	14,890	18,411

(*) These refer to revenues on affinity credit card operations, which is monthly paid by Banco Itaú Cartões S.A. (former Credicard Banco S.A.)

g) Other operating expenses

	12/31/2006	12/31/2005	12/31/2004

Provision for civil contingencies	10,071	281	-
Other expenses – Credit Card	6,012	2,112	-
Claims	3,421	12	-
Charges over cost sharing	3,178	655	-
Alowance for loss on tax incentives	-	-	302
Sundry	1,735	2,510	-

TOTAL	24,417	5,570	302

NOTE 9 - TAXES

a) Composition of expenses on taxes and contributions

I) Current Income Tax and Social Contribution due on operations for the period and temporary differences arising from additions and exclusions are as follows:

	01/01 to	01/01 to	07/20 to
	12/31/2006	12/31/2005	12/31/2004

Due on operations for the period
Income before income tax and social contribution	(158,819)	(46,795)	25,131
Charges (Income tax and social contribution) at the rates of 25% and 9%
(Note 4i), respectively	53,998	15,910	(8,545)

Increase/decrease to Income tax and social contribution charges arising from:
Permanent (additions) exclusions	(833)	(1,530)	(2,755)
Temporary (additions) exclusions	(20,419)	(8,690)	-
Allowance for loan losses	(10,696)	(7,639)	-
Legal liabilities - Tax and social security and contingent liabilities	(4,142)	(51)	-
Other non-deductible provisions	(5,581)	(1,000)	-
(Increase) Offset of tax losses / Negative social contribution basis	(43,194)	(11,373)	(781)
Expenses with income tax and social contribution	(10,447)	(5,683)	(12,081)

Related to temporary differences

Increase (reversal) for the period	63,648	20,016	-
Prior periods increase (reversal)	453	-	-
Income (expenses) of deferred taxes	64,101	20,016	-

Total income tax and social contribution	53,654	14,333	(12,081)

II) Tax expenses

	01/01 to	01/01 to	07/20 to
	12/31/2006	12/31/2005	12/31/2004

PIS and COFINS (1)	(25,648)	(13,434)	-
ISS (2)	(7,717)	(5,245)	-
CPMF (3)	(2,399)	(1,227)	(5,304)
Other	(220)	(222)	-

Total (Note 4i)	(35,984)	(20,128)	(5,304)

(1) Refers to federal taxes on revenues. The rates of PIS and COFINS are 1.65% and 7.60%, respectively.
(2) Refers to municipal tax on services, which rate varies according to the city up to a limit of 5%.
(3) The CPMF is a tax on financial transactions currently imposed on any bank account debit, at a current rate of 0.38%

b) Tax credits

I) Tax credits, separated according to their sources (Income Tax and Social Contribution), are represented by:

		Realization /
	12/31/2005	Reversal	Increase	12/31/2006

Related to tax losses and negative social contribution basis	11,374	-	43,188	54,562

Temporary differences	8,642	(7,659)	28,584	29,567
Allowance for loan losses	7,638	(7,638)	18,334	18,334
Legal liabilities - Tax and social security	-	-	2,322	2,322
Provisions for contingent liabilities	31	-	1,840	1,871
Other	973	(21)	6,088	7,040

Total	20,016	(7,659)	71,772	84,129

II- The estimate of realization and present value of Deferred Tax Assets existing at December 31, 2006, in accordance with the expected future taxable income, based on technical studies of feasibility are:

Realization year	Deferred tax assets

	Temporary	Tax loss and	TOTAL
	differences	negative basis

2007	23,522	706	24,228
2008	2,600	2,952	5,552
2009	558	4,018	4,576
2010	555	6,252	6,807
2011	-	8,757	8,757
after 2012	2,332	31,877	34,209
Total	29,567	54,562	84,129

Present value (*)	27,086	42,865	69,951

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to data and actual amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the estimate of realization of deferred tax assets arising from temporary differences, tax losses and negative basis not to be used as an indication of future net income.

III-Unrecorded deferred tax assets amount to R$ 792 (R$ 827 at 12/31/2005).The unrecorded amount corresponds to MIRAVALLES tax credits. Considering that MIRAVALLES is a holding it is not expected that future profitability will exist in order to realize those credits.

c) Taxes and social security contributions

The balance of taxes and social security contributions is represented by:

	12/31/2006	12/31/2005

Taxes and contributions on income payable	167	2,686
Taxes and contributions payable	3,826	4,522
Provision for deferred income tax and social contribution	8	-
Legal liabilities - Tax and social security (*)	9,566	-

Total	13,567	7,208

(*) Refers to the discussion over PIS and COFINS that aims to suspend the computation of these contributions according to paragraph 1 of Article 3 of Law 9,718/98.

NOTE 10 – FIXED ASSETS AND DEFERRED CHARGES

	12/31/2006			12/31/2005

		Depreciation /			Depreciation /
	Cost	amortization	Net	Cost	amortization	Net

Fixed assets – In use – Other fixed assets	11,058	(2,993)	8,065	9,683	(831)	8,852
Installations	98	(13)	85	329	(14)	315
Furniture and equipment	3,640	(148)	3,492	4,717	(35)	4,682
EDP systems	7,316	(2,832)	4,484	4,637	(782)	3,855
Other (Communication, security and transportation)	4	-	4	-	-	-

Deferred charges	16,481	(3,087)	13,394	15,599	-	15,599
Software	6,040	(1,208)	4,832	6,040	-	6,040
Telemarketing	9,099	(1,820)	7,279	9,099	-	9,099
Sundry	10	-	10	10	-	10
Leasehold improvements	1,332	(59)	1,273	450	-	450

Total	27,539	(6,080)	21,459	25,282	(831)	24,451

NOTE 11 – INTERBANK DEPOSITS

This operation was carried out with Banco Itaú as follows:

	12/31/2006					12/31/2005

	0 - 30	31 - 180	181 - 365	Over 365	Total	Total

Prefixed CDI	154,401	168,150	89,497	27,146	439,194	251,841

NOTE 12 - STOCKHOLDERS’ EQUITY

a) Capital

Capital is represented by 130,444 nominative common shares with no par value. In the year ended December 31, 2006, stockholders resolved to increase capital as follows:

ESM date	Amount	Number of shares issued

		Common	TOTAL

3/28/2006	17,000	8,500	8,500
7/25/2006	32,000	16,000	16,000
10/30/2006	46,888	23,444	23,444
12/21/2006	45,000	22,500	22,500

Total	140,888	70,444	70,444

b) Dividends

Stockholders are entitled to a minimum statutory dividend of 25% of net income adjusted according to the provisions set forth in the Brazilian Corporate Law.

c) Capital reserves

	12/31/2006	12/31/2005

Premium on subscription of shares	3,523	3,523
Tax incentive options	-	482

Total	3,523	4,005

NOTE 13 – RELATED PARTIES

The transactions involving MIRAVALLES and its subsidiary companies were eliminated.

Transactions between related parties, which are basically Banco Itaú S.A. and CDB, are carried out at amounts, terms and average rates in accordance with usual market practices in force in the period and are as follows:

	Assets (Liabilities)		Revenues (Expenses)

	12/31/2006	12/31/2005	01/01 to	01/01 to
			12/31/2006	12/31/2005

Interbank investments	12,955	52,188	4,930	22,394
Securities and derivative financial instruments	4,065	-	265	-
Other receivables – Income receivable – Credit card operations	5,379	2,914	32,425	14,964
Other receivables – Sundry – Amounts receivable from related parties (Note 8a)	866	21,363	-	-
Interbank deposits	(439,194)	(251,841)	(59,139)	(13,055)
Other liabilities – Provision for payments (*)	(2,790)	(14,598)	-	-
Other liabilities - Amounts payable to related parties (Note 8b)	(1,826)	(481)	-	-
Revenues from services provided	-	-	6,702	-
Cost Sharing	-	-	(94,974)	(22,849)
Management agreement	-	-	-	(4,658)
Financial system services	-	-	(8,610)	(1,929)
EDP systems	-	-	(32,280)	(8,130)
Other operating expenses – Charges on management agreement	-	-	(3,178)	(655)

(*) Refers to the agreement for the apportionment of costs entered into with CBD.

NOTE 14 – STATEMENT OF CASH FLOWS

	01/01 to	01/01 to	07/20 a
	12/31/2006	12/31/2005	12/31/2004

Net income (loss), with cash provided by (invested in) operating activities	57,416	(74,137)	13,352

Net income (loss)	(105,902)	(32,473)	13,050

Adjusted net income:	163,318	(41,664)	302

Allowance for loan losses	202,047	39,134	-

Depreciation and amortization	5,264	832	-

Deferred taxes	(64,101)	(20,016)	-

(Increase) Decrease in finnancial interests	20,108	(61,614)	-

Other	-	-	302

Changes in assets and liabilities	(315,722)	(158,346)	(156,379)

(Increase) Decrease in interbank investments	48,523	97,093	(158,571)

(Increase) Decrease in securities and derivative financial instruments	-	-	-

(Increase) Decrease in loan operations	(341,919)	(282,656)	(180)

(Increase) Decrease in other receivables and other credits	(79,667)	(302,803)	-

(Decrease) Increase in other liabilities	64,887	319,984	2,372

(Decrease) Increase in deferred income	(7,546)	10,036	-

OPERATING ACTIVITIES – Net cash provided by (invested in)	(258,306)	(232,483)	(143,027)

Purchase of available-for-sale securities	(159,694)	-	-

Proceeds from sale and redemption of available-for-sale securities	102,087	-	-

Purchase of premises and equipment	(2,272)	(25,273)	(10)

INVESTMENT ACTIVITIES – Net cash provided by (invested in)	(59,879)	(25,273)	(10)

Increase (Decrease) in deposits, net	176,371	263,382	-

Paid-in-capital	-	-	30

Capital increase	140,888	-	761,113

Capital Spin-off	-	-	(618,014)

Interest on stockholders’ equity paid	-	(183)	-

FINANCING ACTIVITIES – Net cash provided by (invested in)	317,259	263,199	143,129

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(926)	5,443	92

At the beginning of the period	5,535	92	-

At the end of the period	4,609	5,535	92

Supplemental cash flow disclosure

Cash paid for interest	(70,128)	1,514	-

Cash paid for taxes on income	17,806	5,580	12,081

NOTE 15 – SUMMARY OF DIFFERENCES BETWEEN THE ACCOUNTING PRACTICES ADOPTED IN BRAZIL (BRGAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (USGAAP) APPLICABLE TO MIRAVALLES

The accounting principles adopted by MIRAVALLES in its consolidated financial statements (Note 4) are in accordance with accounting practices adopted in Brazil, which comprise the accounting policies derived from Brazilian Corporate Law and the rules set forth by the Brazilian Central Bank (BACEN). The accounting principles applicable to MIRAVALLES, that differ significantly from USGAAP, are summarized below:

a) Provision for loan losses

As described in Note 4d, the allowance for loan losses is computed by applying percentages to the loans rated in categories. The classification of loans into categories between “A” and “H” is made by MIRAVALLES, considering whether the payment of principal and/or interest is overdue, provided that the no loans are classified as rating “AA”.

According to US GAAP, MIRAVALLES considers that its loan portfolio consists only of homogenous small balance loans and are evaluated on a portfolio basis determine probable losses in compliance with Statement of Financial Accounting Standards “SFAS” 5 “Accounting for Contingencies”. The allowance for loan losses is recorded to cover probable losses arising from the current portfolio existing as of the balance sheet date. In order to estimate the probable losses arising from the current portfolio at the end of each period, MIRAVALLES management adopts methodologies that were internally developed that considers the history of losses for the credit products offered by MIRAVALLES.

b) Telemarketing and Advertising expenses

According to BRGAAP, telemarketing and advertising pre-operating expenses may be deferred over the period in which the company expects to obtain benefits arising from them. Such expenses have been recorded under Deferred Charges and are amortized over five years.

Under USGAAP, telemarketing and advertising expenses shall be expensed when incurred.

c) Tax Incentives

According to BR GAAP, the tax benefit arising from the option of using a portion of the income tax payable to acquire investment interests in entities in certain regions of Brazil is recorded as a decrease in income tax payable with a contra-entry in stockholders’ equity.

According to US GAAP, such benefit is recorded as a decrease in income tax expense.

d) Earnings per share

According to BRGAAP, earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

According to USGAAP, earnings per share are calculated in compliance with SFAS No. 128 “Earnings per Share”, based on the average number of shares outstanding during the period. During the periods presented there are no dilutive instruments.

e) Reconciliation of the differences between BRGAAP and USGAAP

I) Stockholders’ equity

	12/31/2006	12/31/2005	12/31/2004

Stockholders’ equity as reported in the financial statements prepared
according to BRGAAP	158,502	124,005	156,478
(a) Additional allowance for loan losses	(37,506)	(23,820)	-
(b) Recognition of telemarketing and advertising expenses	(7,279)	(9,099)	-
Deferred tax effect on the adjustments above	15,227	11,192	-
Consolidated Stockholders’ equity according to USGAAP	128,944	102,278	156,478

II) Net income (loss)

	01/01 to	01/01 to	07/01 to
	12/31/2006	12/31/2005	12/31/2004

Net income (loss) as reported in the financial statements prepared
according to BRGAAP	(105,902)	(32,473)	13,050
(a) Additional allowance for loan losses	(13,686)	(23,820)	-
(b) Recognition of telemarketing and advertising expenses	1,820	(9,099)	-
( c) Tax Incentives	-	-	482
Deferred tax effect on the adjustments above	4,035	11,192	-
Other	(482)	-	(183)
Income (loss) according to USGAAP	(114,215)	(54,200)	13,349
Average number of shares outstanding in the period	82,819	60,000	60,000
Income (loss) per share (in R$)	(1,379.09)	(903.33)	222.48

III) Changes in stockholders’ equity

	12/31/2006	12/31/2005	12/31/2004

Consolidated stockholders’ equity according to USGAAP – Balance at the
beginning of the year	102,278	156,478	-

- Paid-in Capital	-	-	30
- Capital increase	140,888	-	761,113
- Capital Spin-off	-	-	(618,014)
- Income (Loss) for the period	(114,215)	(54,200)	13,349
- Adjustment do fair value of available-for-sale securities, net of taxes	(7)	-	-

Consolidated stockholders’ equity according to USGAAP - Balance at the
end of the year	128,944	102,278	156,478

Report of Independent Registered Public Accounting Firm

To the Quotaholders and the Manager
Pão de Açúcar Fundo de Investimento em Direitos Creditórios
(Managed by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities)

1
We have audited the accompanying statement of composition and diversification of portfolio investments of Pão de Açúcar Fundo de Investimento em Direitos Creditórios (the "Fund") as of December 31, 2006 and the statement of changes in net assets for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pão de Açúcar Fundo de Investimento em Direitos Creditórios as of December 31, 2006, and the results of its operations and the statement of changes in net assets for the years ended December 31, 2006 and 2005 in conformity with accounting practices adopted in Brazil.

4
Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statements of cash flows (Note 16) which provide supplemental information about the Fund are not a required component of the financial statements. We applied the same audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2006 and 2005 and, in our opinion; they are fairly stated in all material respects in relation to the financial statements taken as a whole.

5
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the "Summary of Principal Differences between Brazilian GAAP and US GAAP" Note 17 to the financial statements.

São Paulo, April 26, 2007

PricewaterhouseCoopers	João Manoel dos Santos
Auditores Independentes	Accountant CRC 1RJ054092/O-0 "S" SP
CRC 2SP000160/O-5

B - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Sendas Distribuidora S.A.

We have audited the accompanying balance sheets of Sendas Distribuidora S.A. as of December 31, 2006 and 2005 and the related statements of operations, shareholders' equity, and changes in financial position for the two year ended December 31, 2006 and 2005, and for the eleven month period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendas Distribuidora S.A. at December 31, 2006 and 2005 and the results of its operations and changes in financial position for the two years ended December 31, 2006, 2005 and for the eleven month period ended December 31, 2004 in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 18 to the financial statements).

ERNST & YOUNG
Auditores Independentes S.S.

Sergio Citeroni
Partner

São Paulo, Brazil
June 8, 2007

SENDAS DISTRIBUIDORA S.A.

BALANCE SHEETS
December 31, 2006 and 2005
(expressed in thousands of reais)

	2006	2005

Assets
Current assets
Cash	71,361	39,608
Marketable securities	-	108,437
Accounts receivable, net	73,220	71,019
Inventories	225,369	211,167
Recoverable taxes	5,155	13,478
Deferred income tax	59,235	-
Accounts receivable from vendors	54,099	35,531
Other	21,905	16,493

Total current assets	510,344	495,733

Non-current assets
Accounts receivable	131,908	127,712
Recoverable taxes	1,518	-
Deferred income taxes	113,366	95,704
Related parties	2,571	277
Restricted deposits for legal proceedings	33,865	24,298
Others	3,542	6,424

Total non-current assets	286,770	254,415

Permanent assets
Property and equipment, net	427,690	455,661
Intangible assets	209,892	766,704
Deferred charges	101	-

Total permanent assets	637,683	1,222,365

Total Assets	1,434,797	1,972,513

	2006	2005

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	369,820	356,544
Loans and financing	288,350	45,108
Payroll and related charges	18,514	20,093
Taxes and social contributions payable	1,335	16,088
Related parties	73,049	175,166
Other	69,904	44,273

Total current liabilities	820,972	657,272

Non-current liabilities
Loans and financing	579,532	663,777
Provision for contingencies	2,435	2,679
Others	8,255	122

Total non-current liabilities	590,222	666,578

Shareholders’ equity
Capital	1,035,677	1,035,677
Unpaid capital	(200,000)	(200,000)
Accumulated losses	(812,074)	(187,014)

	23,603	648,663

Total liabilities and shareholders’ equity	1,434,797	1,972,513

See accompanying notes.

SENDAS DISTRIBUIDORA S.A.

STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais, except losses per thousand shares)

	2006	2005	2004

Gross sales	3,203,739	3,329,065	3,018,959
Taxes on sales	(427,003)	(462,468)	(446,232)

Net sales	2,776,736	2,866,597	2,572,727
Cost of sales	(2,036,431)	(2,035,748)	(1,832,138)

Gross profit	740,305	830,849	740,589

Operating (expenses) income
Selling	(493,273)	(539,517)	(500,898)
General and administrative	(137,886)	(137,470)	(124,259)
Depreciation and amortization	(136,698)	(144,413)	(84,536)
Taxes and charges	(24,111)	(22,066)	(22,634)
Financial expenses	(189,806)	(206,358)	(133,097)
Financial income	38,163	58,264	23,455

	(943,611)	(991,560)	(841,969)

Operating loss	(203,306)	(160,711)	(101,380)

Non-operating income, net	(498,651)	(4,975)	(10,311)

Loss before income and social contribution taxes
and employees' profit sharing and minority interest	(701,957)	(165,686)	(111,691)
Income and social contribution taxes	76,897	57,077	38,627

Loss before employees’ profit sharing	(625,060)	(108,609)	(73,064)
Employees' profit sharing	-	(3,150)	(2,191)

Net loss	(625,060)	(111,759)	(75,255)

Outstanding shares (in thousand shares)
at the year end	1,057,085	1,057,085	1,057,085

Loss for the year per thousand shares	(591.31)	(105.72)	(71.19)

See accompanying notes.

SENDAS DISTRIBUIDORA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

	Capital			Accumulated

	Share	Unpaid	Total	losses	Total

Capitalization	900,002	(200,000)	700,002	-	700,002
Capital increased at November 30, 2004	135,675	-	135,675	-	135,675
Loss for the year	-	-	-	(75,255)	(75,255)

Balances at December 31, 2004	1,035,677	(200,000)	835,677	(75,255)	760,422

Loss for the year	-	-	-	(111,759)	(111,759)

Balances at December 31, 2005	1,035,677	(200,000)	835,677	(187,014)	648,663

Loss for the year	-	-	-	(625,060)	(625,060)

Balances at December 31, 2006	1,035,677	(200,000)	835,677	(812,074)	23,603

See accompanying notes.

SENDAS DISTRIBUIDORA S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

	2006	2005	2004

Financial resources were provided by:
Operations
Net loss for the year	(625,060)	(111,759)	(75,255)
Expenses (income) not affecting working capital
Depreciation and amortization	136,698	144,413	84,536
Residual value of permanent asset disposals	25,442	-	-
Interest and indexation charges on long-term items	68,260	88,585	(7,652)
Provision for contingencies	3,890	3,117	909
Deferred income tax and social contribution	(76,897)	(57,077)	(38,627)
Provision for goodwill amortization	474,107	-	-

	6,440	67,279	(36,089)
Shareholders
Capital increase	-	-	135,675

Third parties
Loans, financings and other liabilities	-	577,482	19,443
Increase in long-term liabilities	9,055	122	-
Transfer to current assets	64,807	(348)	1,783

Total funds provided
	80,302	644,535	120,812

Financial resources were used for:
Additions to long-term assets	-	24,503	5,452
Additions to property and equipment	56,791	137,235	79,056
Additions to deferred charges	101	1,550	18,651
Additions to other non-current assets	7,246	-	-
Transfer to current liabilities	165,253	163,348	854

Total funds used	229,391	326,636	104,013

Increase (Decrease) in net working capital	(149,089)	317,899	16,799

Statements of increase (decrease) in net working capital
Current assets
At end of year	510,344	495,733	493,499
At beginning of year	495,733	493,499	241,486

	14,611	2,234	252,013

Current liabilities
At end of year	820,972	657,272	972,937
At beginning of year	657,272	972,937	737,723

	163,700	(315,665)	235,214

Increase (decrease) in working capital	(149,089)	317,899	16,799

See accompanying notes.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

1. Operations

Sendas Distribuidora S.A. (“Company” or Sendas Distribuidora) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Extra", “ABC Comprebem", “ABC Barateiro” and “Sendas”. At December 31, 2006, the Company had 102 stores, all located in the state of Rio de Janeiro.

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into by Companhia Brasileira de Distribuição (“CBD”) and Sendas S.A. (“Sendas”) in December 2003. The Company concentrates CBD and Sendas’s retailing activities in the state of Rio de Janeiro.

The Shareholders Agreement executed by CBD and Sendas S.A. defines that the operating and administrative management of the Company is totally incumbent to CBD, which has authority to take the decisions related to the routine of the operations of the Company’s stores, as well as to appoint its Board of Executive Officers. Each shareholder has a 50% interest in the voting shares of the Company. Each shareholder contributed stores and certain other assets and liabilities to the Company.

Pursuant to its Shareholders’ Agreement, Sendas S.A. may at any time as from February 1, 2007 exercise the right to exchange its paid-in shares or a portion thereof, for preferred shares of CBD. At December 31, 2006, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% to be paid-in.

Should Sendas S.A. exercise such right to exchange its shares, CBD will comply with the obligation, by means of one of the following:

i. Execute the exchange for the transfer value (*);

ii. Purchase the exercised shares in cash, at the transfer value (*);

iii. Adopt any corporate procedure (CBD capital increase, issuance of preferred shares as per article 252 of the Corporate Law, or any other);

(*) Transfer value will be the value of the paid-in shares (23.65% at December 31, 2006 and 2005), which must the higher between the two options below, limited to CBD’s market value:

  Price of shares in the Company calculated based on the Sendas Distribuidora’s market value (valuation) to be calculated by a first-rate investment bank;
  Price of shares in the Company calculated based on the Sendas Distribuidora’s value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

1. Operations (Continued)

CBD Preferred shares owned by Sendas S.A., after exchange, may only be sold according to the following restrictions:

  Between February 1, 2007 and January 31, 2010: 1/3 (one third) of CBD Preferred shares;
  Between February 1, 2010 and January 31, 2013: 1/3 (one third) of CBD Preferred shares;
  As from February 1, 2013: the remaining CBD Preferred shares still held by Sendas S.A.

On September 16, 2005 the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement was executed by Sendas S.A. and CBD and subsidiaries, establishing the following:

  Change in the representativity of each partner (CBD and Sendas) in the Board of Director. From the, 13 to be elected, CBD has the right to elect 7 members;
  Restriction of the right to veto of Sendas S.A. to any amendment to the Company business purpose;
  Postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., until February 28, 2014 (see note 13 d). During the Second Term, the payment may only be made in cash, by using the dividends paid by the Company to Sendas S.A.; should the payment not take place during the period, the shares will be cancelled.

On October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement that would be triggered by the transfer of control, which, in Sendas’ view, happened in the transaction between CASINO and Abilio Diniz transaction in 2005 (On May 3, 2005, the Diniz Group and the Casino Group (France Retail Group) formed Vieri Empreendimentos e Participações S.A. (“Vieri” or “parent company”), which became the parent company of CBD, whose control is shared by both group of shareholders). CBD believes that control was not transferred in such transaction and sent a counter-notice to Sendas S.A.

On October 31, 2006, CBD was notified by the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getulio Vargas Foundation) that Sendas S.A. has filed an appeal and brought the matter to arbitration authority.

On January 5, 2007, Sendas S.A. notified CBD, expressing the exercise of right to exchange all of its paid-up shares in Sendas with preferred shares of CBD’s capital stock, provided for in Clause 6.9.1 of Shareholders’ Agreement of Sendas Distribuidora. The right to exchange the shares will be exercised if the final outcome decision from the arbitration process is unfavorable to Sendas S.A.

On March 13, 2007, CBD and Sendas entered into an Arbitration Commitment, commencing the arbitration proceeding.

a) Investment partnership between parent company (CBD) and Banco Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC markets financial products, services and related items on an exclusive basis to customers of CBD and its subsidiaries, including Sendas Distribuidora.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

1. Operations (Continued)

b) Anti-trust Approval

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the state of Rio de Janeiro. This agreement establishes conditions to be observed until the final decision on the association process, such as: a) the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility; b) maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains; c) non-reduction of the term of current lease agreements.

The Company is waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE (Administrative Council for Economic Defense).

c) Investment agreement – CBD and AIG

On November 30, 2004, shareholders of Sendas Distribuidora and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested R$ 135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this transaction, CBD (through its subsidiary Sé) and Sendas S.A., hold 42.57% each of the Sendas Distribuidora total capital and 50% of the voting capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised as from October 25, 2007.

Upon exercising the options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase (Capital increase is already authorized by Board of Directors) .

The issuance of preferred shares by CBD to AIG, will be made at market value at the time of the issuance, allowing AIG to the subscription up to the maximum number of shares described above. The price of the CBD preferred shares will be set based on market value at the time of issuance. If the value of AIG’s shares in Sendas Distribuidora is more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, as defined in the agreement, the calculation of which is based on the Earnings Before Interest, Tax, Depreciation and Amortization - EBITDA, EBITDA multiple and the net financial indebtedness of Sendas Distribuidora.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

1. Operations (Continued)

c) Investment agreement – CBD and AIG (Continued)

This “exit price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “exit price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “exit price” divided by the CBD preferred share market value;
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

At December 31, 2006, total AIG shareholding represented a credit of R$ 151,157 (R$ 159,705 – December 31, 2005), which, converted to the average quotation of the last week of December 2006 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 2,181,516,928 shares (1,328,390,000 shares - December 31, 2005) of the CBD (1% of its capital). The initial investment made by AIG in October 2004 was R$ 135,675.

2. Basis of Preparation and Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the rules issued by the Brazilian Securities Commission (Comissão de Valores Imobiliários or CVM) and certain accounting standards issued by the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil or IBRACON), herein referred to as Brazilian GAAP.

In order to better facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in reais. Because Brazilian GAAP differs in significant respects from U.S. GAAP, the significant differences from Brazilian GAAP to U.S. GAAP are explained herein (Note 18).

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to U.S. GAAP.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Significant accounting practices adopted by the Company are shown below:

a) Cash and cash equivalents

Cash and cash equivalents include the cash and checking account balances. The marketable securities are recorded at cost, including earning through the balance sheet date and not exceeding the market value. The marketable securities are redeemable within 90 day as from the balance date.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable losses related to uncollectible accounts. The provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, over which its parent company has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios).

c) Inventories

Inventories are carried at the lower of cost or market value, whichever is the shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

d) Other current and non-current assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

e) Property and equipment

These assets are shown at acquisition or construction cost less related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 8, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

f) Intangible assets

Intangible assets represent goodwill recorded at the time the Company was created. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

g) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models have been recorded based on feasibility studies and are amortized over a maximum period of five years.

h) Other current and non-current liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

i) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value.

j) Taxation

Sales and services revenues are subject to taxation by State Value-Added Tax - ICMS, Services Tax - ISS, computed by state or municipality.

Social Integration Program - PIS and Social Contribution Tax – COFINS. Those are presented as sales deductions in the statement of income.

The credits from PIS and COFINS are deducted from cost of goods sold. The debits derived from financial income and credits derived from financial expenses are also included in these line items of the statement of income.

The advances or amounts subject to recoverability are shown in the current and non-current assets, in accordance with the estimate for their realization.

The taxation on income comprises the income and social contribution taxes, which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15% tax rate plus, 10% over the amount exceeding R$ 240 yearly for income tax and 9% for social contribution tax.

Deferred and income and social contribution tax assets were related to tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998; CVM Ruling 371, as of June 27, 2002, and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study which is approved by the Board of Directors.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

k) Provision for contingencies

Provision for contingencies is based on legal counsel’s opinions in amounts considered sufficient to cover losses and risks considered probable.

In accordance with CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on provisions, liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies (Note 11).

l) Revenues and expenses

Sales revenue is recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accrual basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Costs of goods include stock and handling costs in the warehouses.

3. Marketable Securities

Marketable securities are considered cash equivalents and consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less. They earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

4. Trade Account Receivable

a) Breakdown:

	2006	2005

Current
Resulting from sales from:
Credit cards	56,410	50,386
Customer credit financing	2	2,352
Sales vouchers and others	10,279	9,463
Credit sales with post-dated checks	5,175	8,123
Account receivable from parent company (CBD) and	1,504	1,304
other
Allowance for doubtful accounts	(150)	(609)
Resulting from Commercial Agreement with suppliers	54,099	35,531

	127,319	106,550

Non-current
Accounts receivable – Paes Mendonça	131,908	127,712

	131,908	127,712

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

4. Trade Account Receivable (Continued)

a) Breakdown: (Continued)

Customer credit financing accrues interest from 2.92% to 4.99% (from 2.99% up to 4.99% in 2005), and has payment terms of up to 24 months. Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credits sales settled with post-dated checks bear interest of up to 6.5% per month (6.5% in 2005) for settlement in up to 90 days. Credit sales are recorded net of unearned interest income.

Accounts receivable from the parent company relate to sales of merchandise by the Company, to supply the parent company stores. Sales of merchandise by the Company’s warehouses to the parent company were substantially carried out at cost.

Accounts receivable - Paes Mendonça - relate to amounts deriving from the payment of liabilities on behalf of Paes Mendonça. Pursuant to contractual provisions, these accounts receivable are collaterized by Commercial Rights (Fundo de Comércio) of certain stores currently operated by Sendas Distribuidora and its parent company CBD. Maturity of accounts receivable is linked to lease agreements regarding to those stores.

b) Accounts receivable – Paes Mendonça

Accounts receivables - Paes Mendonça – relate to amounts deriving from the payment of liabilities on behalf of Paes Mendonça. These receivable derive from the capital subscription held at February 28, 2004, when the Company was incorporated. Pursuant to contractual provisions, these accounts receivable are monetarily restated and collaterized by Commercial Rights (Fundo de Comércio) of certain stores currently operated by the Company or by the parent company (CBD). Maturity of accounts receivable is linked to lease agreements which have a five-year term, and which may be extended two subsequent times for similar periods through notification to the leaseholder, with final maturity in 2014.

c) Accounts receivable from commercial agreements with supplies

Accounts receivable under commercial agreements result from current transaction carried out between the Company and its suppliers, primarily on the volume of purchases.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

4. Trade Account Receivable (Continued)

d) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables.

	2006	2005

At beginning of year	(609)	(755)
Provision for doubtful accounts	(674)	(6,198)
Recoveries and provision written off	1,133	6,344

At end of year	(150)	(609)

Customer credit financing	(150)	(362)
Credit sales with post-dated checks		(247)
Accounts receivable – PAFIDC

	(150)	(609)

5. Inventories

	2006	2005

Stores	160,462	152,471
Warehouses	64,907	58,696

	225,369	211,167

Inventories are stated net of provisions for shortage of inventories and obsolescence.

6. Recoverable Taxes

Recoverable taxes on December 31, 2006 and 2005 refer basically to credits from IRRF (Withholding Income Tax), PIS , COFINS and ICMS :

	2006	2005

Income tax and tax on sales	5,155	11,958
Others	-	1,520

	5,155	13,478

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

7. Balances and Transactions with Related Parties

Balances and transactions with related parties are as follows:

					Transactions held in the period ended
Balances					December 31, 2006

			Management &
	Accounts		Administrative	Accounts	Services		Net financial
	receivable		allocation	payable	rendered	Net sales	income /
Company	(payable)	Advances	receivable	(supplier)	and leases	(purchase)	(expenses)

CBD	-	(90,792)	17,743	(52,543)	121,750	(248,525)	(32,237)
Sendas S.A.	11,363	-	-	-	(29,466)	-	-
Outros	(4,923)	-	-	-	(47,044)	-	-

Sendas PA Esporte Club	1,602	-	-	-	-	-	-
FIC	969	-	-	-	-	-	-

Balances at 12.31.2006	9,011	(90,792)	17,743	(52,543)	45,240	(248,525)	(32,237)

Balances at 12.31.2005	14,822	(428,229)	253,063	(52,701)	(39,549)	(262,343)	60,435

Balances at 12.31.2004	1,562	61,448	(105,300)	(51,072)	(30,844)	(329,492)	(1,684)

Accounts payable (suppliers) and purchases are transaction with CBD’s warehouse, which were recorded mainly at cost.

Accounts receivable and sale of goods refer to sales of goods by the Company's warehouse to affiliated companies and were made substantially at cost.

The advances are subject to charges equivalent to the 106% CDI’s average rate.

(i) Leases

Sendas Distribuidora leases 57 properties from the Sendas Group and 7 properties from CBD. Payments under such leases in 2006 totaled R$ 29,466 and R$ 4,989, respectively (R$ 34,678 and R$ 4,871 in 2005 and R$ 27,046 and R$ 3,798 in 2004, respectively), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

In September 2005, the amount of R$ 10,509 was prepaid to Sendas S.A. regarding the lease of 7 stores, which will be amortized in 37 installments. Balance at December 31, 2006, net of payments and monetary restatements is R$ 6,953.

The leases have terms similar to those that would have been established if they had been taken out with non-related parties.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

7. Balances and Transactions with Related Parties (Continued)

(ii) Apportionment of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) are rendered by the parent company (CBD) to the Company and are allocated and passed on to them based on cost incurred to provide such services.

8. Property and Equipment

					Annual depreciation
		2006		2005	rates

		Accumulated				Weighted
	Cost	depreciation	Net	Net	Nominal	average

Land	3,118	-	3,118	-	-	-
Buildings	17,864	(921)	16,943	13,974	3.33	3.33
Leasehold improvements	337,297	(83,484)	253,813	271,381	(*)	6.9
Equipment	135,087	(57,057)	78,030	86,803	10 to 33	16.6
Installations	55,890	(32,595)	23,295	22,266	20	20
Furniture and fixtures	70,364	(19,485)	50,879	54,785	10	10
Vehicles	264	(16)	248	30	20	20
Construction in progress	1,358	-	1,358	6,422	-	-
Other	6	-	6	-	10	10

	621,248	(193,558)	427,690	455,661

Annual average depreciation rate - %			9.06	8.17

(*) Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	2006	2005

Additions	54,268	134,099
Capitalized interest	2,523	4,744

	56,791	138,843

Additions made by the Company relate to purchases of operating assets, modernization of the warehouse, improvements of various stores and investment in equipment and information technology.

The Company engaged specialized consultants, who during the period between April and October 2006, carried out the physical inventory of assets classified as equipment, furniture and fixtures, as well as leasehold improvements in all the facilities of the group’s companies. The physical inventory performed revealed several adjustments totaling R$ 76, fully recorded as non-operating expense.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

9. Intangible Assets

Goodwill

Balance at December 31, 2004	834,061

Additions	1,550
Amortizations	(68,907)

Balance at December 31, 2005	766,704

Additions	(82,705)
Provision for goodwill amortization (i)	(474,107)

Balance at December 31, 2006	209,892

(i) Provision for goodwill amortization

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill. Based on this review, the Company determined the need for a provision for partial reduction of goodwill of R$ 474,107, recorded under the non-operating result item (Note 17). The related deferred tax assets were fully accrued for losses (Note 12 (b)).

10. Loans and Financing

	Annual financial charges	2006	2005

Current

In foreign currency with swap for Brazilian reais
Working capital (i)	Weighted average rate of 103.4% of CDI
	(104% in 2005)	260,310	41,271

In foreign currency
Imports	Exchange Variation	5,336	3,824

In local currency
Working capital (i)	Weighted average rate of 104.0% of CDI
	(104% in 2005)	22,704	13

		288,350	45,108

Non-current

In foreign currency with swap for Brazilian reais
Working capital (i)	Weighted average rate of 103.9% of CDI
	(104.1% in 2005)	579,532	663,777

		579,532	663,777

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

10. Loans and Financing (Continued)

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI – Interbank Deposit Certificate, variable interest interbank fee. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2006 was 15.0% (18.0% at 12/31/05).

(i) Working capital financing

The working capital loans are substantially represented by funding with financial charges contracted and used for the financing of acquisitions, constructions and operating expansion.

Promissory notes have been offered as guarantee for the working capital loans.

Non-current financing by year of maturity:

2008	366,831
2009	572
2010	212,129

Total	579,532

11. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable as follows:

	Balance at				Balance at
	December		Payments/	Monetary	December
	31, 2005	Additions	Reversals	Restatement	31, 2006

Labor claim	300	1,094	(950)	82	526
Civil and
other	2,379	2,796	(3,468)	202	1,909

Total	2,679	3,890	(4,418)	284	2,435

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

11. Provision for Contingencies (Continued)

a) Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. On December 31, 2006, the Company recorded a provision of R$ 526 (R$ 300 at December 31, 2005). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate) (2% in 2006 and 2.8% in 2005) plus 1% monthly interest.

b) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

c) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable, therefore, have not been accrued, at December 31, 2006, as follows:

There are a several contingencies which related to lawsuits under the civil court scope, special civil court, Consumer Protection Agencies – PROCON, Weight and Measure Institute – IPEM, National Institute of Metrology, Standardization and Industrial Quality – INMETRO and National Health Surveillance Agency – ANVISA. The great majority of the claims are related to suits for damages amounting R$ 4,853. There are also other lawsuits related to tax assessments notices in the State level, regarding the use of ICMS credits related to electric energy which amount to R$ 46,229.

The outcome in the lawsuits above may change the likelihood of loss and may require additional provision for contingencies.

d) Appeal and judicial deposits (Restricted deposits escrow)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

11. Provision for Contingencies (Continued)

e) Guarantees

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

			Guarantee
			letter from
Lawsuits	Real Estate	Equipment	banks	Total

Tax	2,512	234	20,313	23,059
Labor	15	-	2,449	2,464
Civil and other	-	26	26	52

Total	2,527	260	22,788	25,575

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

12. Income and Social Contribution Taxes

a) Income and social contribution taxes reconciliation

	2006	2005	2004

Loss before income and social contribution taxes	(701,957)	(165,686)	(111,691)

Income and social contribution taxes at nominal rate	238,665	56,333	37,975

Provision for non realization of deferred income tax
assets	(161,196)	-	-
Others	(572)	744	652

Effective income tax	76,897	57,077	38,627

Income and social contributions taxes for the year
Deferred	76,897	57,077	38,627

Effective rate	(11.0)	(34.4)	(34.6)

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

12. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	2006	2005

Deferred income and social contribution tax assets
Net operating loss carryforwords (i)	113,229	64,361
Provision for contingencies	178	791
Provision for interest rate swaps (calculated by cash basis
under Tax Law).	54,273	26,209
Allowance for doubtful accounts	51	207
Provision for inventory adjustment	4,579	4,136
Provision for goodwill reduction (Note 9 (i))	161,196	-
Other	291	-

	333,797	95,704
Valuation allowance	(161,196)	-

Total deferred income tax assets, net	172,601	95,704

Current assets	59,235	-
Non-current assets	113,366	95,704

(i) At December 31, 2006, in compliance with CVM Ruling 371, the Company recorded deferred income and social contribution taxes arising from tax loss carryforwards and temporary differences in the amount of R$ 172,601 (R$ 95,704 at December 31, 2005).

The Company prepares annual studies of scenarios and generation of future taxable income that are approved by Management and by the Board of Directors, which support the realization of this assets tax.

Based on such studies, the Company estimates that the recovery of tax assets will occur in up to ten years, as follows:

2007	59,235
2008	18
2009	18
2010 to 2016	113,330

172,601

13. Shareholders’ Equity

a) Share capital

The Company’s capital stock is comprised of 1,057,084,802 shares, divided into 500,002,000 class A common shares, 58,229,050 class B common shares, 341,770,950 class A preferred shares and 157,082,802 class B preferred shares, all registered no par value.

Each common share, class A or class B, grants to its holder one vote at the General Meetings.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

13. Shareholders’ Equity (Continued)

a) Share capital (Continued)

Class A preferred shares do not grant the right to vote at the General Meetings. Their exclusive rights are capital refund priority and they may also be converted into common shares issued by the Company, accordingly to the bylaws, subject to approval by the Board of Directors and the agreement between the shareholders.

Class B preferred shares do not grant the right to vote at the General Meetings. Their exclusive rights are capital refund priority and they may also be converted into common shares issued by the Company.

The shareholders are entitled to receive a mandatory minimum annual dividend equivalent to one per cent (1%) of net income for each fiscal year, adjusted according to the provisions of law. Interest on own capital and dividends distributed during the period are offset in the payment of annual dividends. All the Company’s shares, common or preferred, are equally treated in the distribution of dividends or in the payments of interest on own capital.

b) Breakdown of capital stock and share volume:

		Number of shares – in thousands

	Share	Preferred	Common
	Capital	Shares	Shares	Total

Class A		341,770,950	500,002,000	841,772,950
Class B		-	58,229,050	58,229,050

Total	900,002	341,770,950	558,231,050	900,002,000

Paid-in – Class B	135,675	157,082,802	-	157,082,802

Balance at December 31, 2006	1,035,677	498,853,752	558,231,050	1,057,084,802

c) Capital subscription by the AIG Group

The description of this transaction is detailed at Note 1(c)

d) Unpaid capital

As determined in the minutes of the Extraordinary General Meeting held on February 29, 2004, the capital stock to be paid-in, represented by 200,000,000 preferred shares, at the total amount of R$ 200,000, shall be paid-in by Sendas S.A. until February 29, 2008. However, at September 16, 2005, the 2nd Addendum and Consolidation to the Shareholders Agreement of Sendas Distribuidora, was executed by Sendas S.A. and CBD and it subsidiaries, which resolved, among other decisions, to postpone the Additional Term ("Second Term") of Payment of the Class A Preferred Shares not subscribed by Sendas S.A., for a period to be ended on February 28, 2014. During this Second Term, the payment shall only be made in cash, especially by means of utilization of proceeds derived from dividends paid by the Company to Sendas S.A. After such term, should payment not occur, such shares will be cancelled.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

14. Net Financial Income

	2006	2005	2004

Financial expenses
Financial charges – Debentures	-	6,568	15,831
Swap operations	118,731	149,449	79,366
Financial charges on contingencies and taxes	7,380	25	2,787
Trading commissions	30,034	41,702	3,608
Receivables securitization	20,291	425	11,999
CPMF (*) and other bank services	13,370	8,189	19,506

Total financial expenses	189,806	206,358	133,097

Financial income
Interest on cash and cash equivalents	5,305	12,289	1,356
Financial discounts obtained	5,103	7,607	6,094
Financial charges on taxes and restricted
deposits on legal proceedings	9,504	3,999	13,485
Interest on sales in installments	6,746	2,572	2,340
Other financial income	11,505	31,797	180
Total financial income	38,163	58,264	23,455

Net financial balance	(151,643)	(148,094)	(109,642)

(*) Provision tax on financial transactions.

15. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within limits approved by the management.

b) Concentration of credit risk

The Company’s sales are direct to customers through post-dated checks, in a small portion of sales (2% of yearly sales). In such portion, the risk is minimized by the large customer data base. These receivables are also mostly sold to PAFIDC.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we pay in advance suppliers that have already delivered the goods, in order to obtain discount.

In order to minimize credit risk from investments, the Company adopts policies restricting cash and marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

15. Financial Instruments (Continued)

c) Market value of financial instruments

Estimated market value of financial instruments at December 31, 2006 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	Book Value	Market Value

Assets
Cash and cash equivalents	71,361	71,361

	71,361	71,361

Liabilities
Long and short term loans and financings	867,882	880,561

	867,882	880,561

Market value of financial assets and of current and non-current financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translate the financial charges and exchange variation of loans denominated in foreign currency into the local currency, the Company contracted swap operations, pegged to the CDI variation, which reflects market value of the swap.

d) Foreign exchange rate and interest rate risk management

The use of derivative instruments, and other operations involving interest rates, intend to protect the the Company, from significant variations in the transactions in which Sendas Distribuidora is part. This process is conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 10) for floating rate interest in Brazilian reais. As of December 31, 2006, the U.S. dollar-denominated short-term and long-term debt balances of R$ 839,842 (US$ 392,815) (R$ 705,048 – US$ 330,884 at December 31, 2005), at weighted average interest rates of 5.1% per annum (5.5% p.a. at December 31, 2005) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.6% of CDI (104.0% of CDI at December 31, 2005).

SENDAS DISTRIBUIDORA S.A.
NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

16. Insurance Coverage (unaudited)

Coverage at December 31, 2006 is considered sufficient by management to meet possible losses and is summarized as follows:

		Insured amount
Insured assets	Risks covered	2006	2005

Property, equipment and inventories	Named risks	5,577,635	5,525,499
Profit	Loss of profit	1,335,000	1,750,000
Cash	Theft	43,460	39,796

The Parent Company also holds a specific policy covering civil liability risks in the amount of R$ 160,410 (R$ 147,330 at December 31, 2005).

The insurance coverage amounts are contracted for Grupo Pão de Açúcar as a whole in a centralized way, and they include the Company.

17. Non-Operating Results

	2006	2005	2004

Expenses

Net effect of provision for goodwill reduction (Note 9 (i))	474,107	-	-
Results from property and equipment written-off	25,442	263	-
Provision for recovery of assets and other	(898)	4,712	10,311

Non-operating result	498,651	4,975	10,311

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

18. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company

a) Significant differences between Brazilian GAAP and U.S. GAAP

The accounting practices of the Company (Note 2) are in accordance with the accounting practices adopted in (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM (Comissão de Valores Mobiliários) and IBRACON (Brazilian Institute of Independent Accountants). Accounting practices applicable to the Company, which differ may significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

i. Reversal of amortization of BR GAAP goodwill – Under Brazilian GAAP the assets contributed, by the parent company, to the joint venture -Sendas Distribuidora - were recorded at fair value and goodwill was created. Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the goodwill and its correspond amortization.

ii. Goodwill impairment – The Company determined that the BR GAAP goodwill was impaired and recorded an impairment expense. For US GAAP, this goodwill does not exist and therefore, such impairment needs to be reversed.

iii. Derivatives - Under Brazilian GAAP, financial instruments and derivatives are accounted for at cost or contract value with footnote disclosure of the type and amounts of financial instruments and derivatives. Under U.S. GAAP, the Company followed the provision from SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, and, consequently measures those instruments at fair value.

iv. Leases - Under Brazilian GAAP, leases normally are treated for accounting purposes as operating leases and the expense is recognized when each lease installment is incurred. For the purposes of the U.S.GAAP the Company followed the provision of FAS 13- Accounting for Lease.

v. Income taxes – Under U.S. GAAP the Company determined that certain deferred income tax assets were not more likely than not to be realized and therefore the Company recorded a valuation allowance.

vi. Securitization of receivables - As described in Note 2 (b) the Company carries out securitization operations of its credit rights to PAFIDC. US GAAP has very specific requirements to determine whether the transfer of financial assets qualifies for a sale, pursuant to the provisions of FAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

vii. Brazilian GAAP does not require the presentation of a statement of cash flows. US GAAP requires a presentation of a statement of cash flows, pursuant to FAS 95 (Statement of Cash Flows), showing cash flows from operations, investing and financing activities.

viii. Brazilian GAAP allows for certain items to be presented in the income statement as non-operating items. US GAAP has stricter rules about classification of items as non-operating.

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2006, 2005 and period from February 1st to December 31, 2004
(expressed in thousands of reais)

18. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Recently issued accounting pronouncements under U.S. GAAP

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS Statement No. 115 “. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007. The adoption of this statement will not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of this statement will not have a material impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have significant impact on the Company’s consolidated financial statements.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Cássio Casseb Lima

	Name:	Cássio Casseb Lima
	Title:	Chief Executive Officer

By:	/s/ Enéas César Pestana Neto

	Name:	Enéas César Pestana Neto
	Title:	Chief Financial Officer

Dated: June 28, 2007

Exhibit Index

Exhibit Number	Description
1.1	English translation of our Estatuto Social (by-laws), as amended.
4.(b) (12)	CBD Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.*
4.(b) (13)	CBD Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.*
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.