Form 20-F
period 2007-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2008-05-19
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
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
Representing two Preferred Shares
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
None.
_____________________________
The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO as of December 31, 2007 was:
99,679,851 Common Shares, no par value per share
128,239,535 Preferred Shares, no par value per share
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
 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No

ITEM 17.	FINANCIAL STATEMENTS	99
ITEM 18.	FINANCIAL STATEMENTS	99
ITEM 19.	EXHIBITS	99

INTRODUCTION

     All references in this annual report to (i) “CBD,” “we,” “us,” “our” or “Company” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value. All references to “ADSs” are to American depositary shares, each representing two preferred shares. All references herein to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. All references to “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars.

     At May 12, 2008, the commercial selling rate for purchasing U.S. dollars was R$1.6743 to U.S.$ 1.00.

     We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

  Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as the Brazilian Corporation Law;

  the rules and regulations of the Brazilian Securities Commission, or Comissão de Valores Mobiliários, or CVM; and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil or IBRACON).

     For the years ended December 31, 2003 and 2002, we had prepared consolidated financial statements for Companhia Brasileira de Distribuição using the U.S. dollar as the reporting currency and in accordance with U.S. GAAP, under Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation”, which we filed with the United States Securities and Exchange Commission (SEC) on June 21, 2004. However, since that time we have changed the format of our primary financial statements, which are now being presented and prepared in Brazilian reais and in accordance with Brazilian GAAP. This change was made to better facilitate the understanding of our financial information and to provide uniform information to our foreign and local investors. These financial statements prepared in accordance with Brazilian GAAP include a reconciliation to U.S. GAAP.

     Brazilian GAAP differs in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For more information about the differences between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 26 to our consolidated financial statements. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in “Item 3D — Key Information — Risk Factors”, “Item 4B — Information on the Company — Business Overview” and “Item 5 — Operating and Financial Review and Prospects” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

     3A. Selected Financial Data

     The following table presents our selected financial data as of the dates and for each of the periods indicated. The selected financial data at December 31, 2007 and 2006 and for each of the three years ended December 31, 2007, 2006 and 2005 have been derived from our consolidated financial statements prepared under Brazilian GAAP and included in this annual report. The selected financial information at December 31, 2005, 2004 and 2003 and for each of the two years ended December 31, 2004 and 2003 have been derived from our consolidated financial statements prepared under Brazilian GAAP that are not included in this annual report.

		At and for the Year Ended December 31,

	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)

		(millions of R$, except as indicated)
Statement of operations data
Brazilian GAAP:
Net sales revenue	14,902.9	13,880.4	13,413.4	12,565.0	10,806.4
Cost of sales	(10,724.5)	(9,963.0)	(9,438.1)	(8,891.5)	(7,764.3)

Gross profit	4,178.4	3,917.4	3,975.3	3,673.5	3,042.1
Selling, general and administrative expenses	(3,152.4)	(3,031.0)	(2,868.8)	(2,690.1)	(2,183.6)
Depreciation and amortization	(550.7)	(547.9)	(625.3)	(489.6)	(454.3)
Financial income	344.4	382.8	446.7	330.3	575.3
Financial expenses	(555.6)	(603.4)	(683.5)	(618.3)	(760.1)
Equity results	(28.9)	(53.2)	(16.2)	5.3	(8.8)

Operating income	235.2	64.7	228.2	211.1	210.6
Non-operating income (expense), net	(9.1)	(323.2)	32.1	80.3	5.2
Income (loss) before income taxes	226.1	(258.5)	260.3	291.4	215.8
Income tax (expense) benefit:
Current	(49.7)	(92.2)	(133.9)	(39.0)	(31.4)
Deferred	38.4	90.7	80.9	88.5	41.1
Employee profit sharing	(13.4)	(13.4)	(14.5)	(14.3)	0.0
Minority interest	9.5	359.0	64.2	43.2	0.0

Net income	210.9	85.6	257.0	369.8	225.5

Number of shares outstanding at year end(1):
Preferred shares	128,240	127,863	127,656	100,103	99,943
Common shares	99,680	99,680	99,680	126,942	126,942

Net income per share at year end (2)	0.93	0.38	1.13	1.63	0.99
Net income per ADS at year end (2)	0.93	0.38	1.13	1.63	0.99

U.S. GAAP:
Net income (3)	273.4	14.5	270.6	488.9	293.2

Basic earnings per share (2)(3)(4)
Preferred	1.25	0.07	1.25	2.27	1.36
Common	1.14	0.06	1.13	2.06	1.24
Diluted earnings per share (2)(3)(4)
Preferred	1.25	0.07	1.24	2.27	1.36
Common	1.14	0.06	1.13	2.06	1.24

Basic earnings (loss) per ADS (2)(3)	1.25	0.07	1.25	2.27	1.36
Diluted earnings (loss) per ADS (2)(3)	1.25	0.07	1.24	2.27	1.36

Weighted average number of shares outstanding (1)
Preferred	128,010	127,807	118,117	100,065	99,450
Common	99,680	99,680	108,941	126,942	126,942

Total	227,690	227,487	227,058	227,007	226,392

Dividends declared and interest on shareholders’ equity per share(1)(4)(5)
Preferred	0.23	0.09	0.29	0.41	0.28
Common	0.21	0.08	0.26	0.38	0.25
Dividends declared and interest on shareholders' equity per ADS(1)(4)(5)	0.23	0.09	0.29	0.41	0.28

Balance sheet data
Brazilian GAAP:
Cash and cash equivalents	1,064.1	1,281.5	1,710.8	1,179.5	981.9
Property and equipment, net	4,820.2	4,241.0	3,861.7	4,425.4	3,986.0
Total assets	12,746.1	11,672.3	10,923.2	11,040.2	8,939.9
Short-term debt (including current portion of long-term debt)	1,466.9	1,286.1	440.6	1,304.3	1,387.7
Long-term debt	1,698.9	1,382.2	2,353.9	1,400.5	1,081.1
Shareholders' equity	5,012.0	4,842.1	4,252.4	4,051.0	3,768.4
Capital stock	4,149.9	3,954.6	3,680.2	3,509.4	3,157.2

		At and for the Year Ended December 31,

	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)

		(millions of R$, except as indicated)

U.S. GAAP:
Total assets	12,536.0	11,225.0	10,513.7	9,396.4	9,159.3
Shareholders' equity	4,770.5	4,658.0	4,148.0	3,922.5	3,573.6

Other financial information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	562.4	937.6	1,063.5	406.5	1,103.1
Investing activities	(1,319.0)	(918.4)	62.2	(133.2)	(627.1)
Financing activities	539.2	(448.5)	(594.3)	(148.7)	(629.3)
Capital expenditures	(1,293.9)	(902.2)	(899.6)	(559.4)	(541.7)
______________________
(1)
Taking into account the 500:1 reverse stock split that became effective on September 1, 2007. In order to facilitate the comparison of the per share information in all periods presented, we restated our financial statements for the years ended December 31, 2003 to 2006 to take into account the 500:1 stock split as if it had already occurred on January 1, 2003.

(2)
Net income per share or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings per share or ADS under U.S. GAAP are based on the weighted average number of shares outstanding during each period. Per share or ADS data takes into account the 500:1 reverse stock split that became effective on September 1, 2007.. In order to facilitate the comparison of the per share information in all periods presented, we restated our financial statements for the years ended December 31, 2003 to 2006 to take into account the 500:1 stock split as if it had already occurred on January 1, 2003.

(3)	The U.S. GAAP financial information was restated to correct the accounting treatment for cash considerations received from vendors in 2003 and amortization of leasehold improvements in 2003 and 2002.
(4)
In accordance with Law No. 6,404 of December 15, 1976, as amended or Brazilian corporate law, we can distribute a notional, tax- deductible interest charge attributable to shareholders’ equity as an alternative form of payment to shareholders. A dividend of R$0.23 per preferred share and R$0.21 per common share was approved and declared at our general shareholders’ meeting held on April 30, 2008 and will be paid in June, 2008. Dividends declared and interest on shareholders’ equity per preferred share, per common share and per ADS, were U.S.$0.13, U.S.$0.12 and U.S.$0.13, respectively, translated using the exchange rate at December 31, 2007 of R$1,7713 per U.S.$1.00, taking into account the 500:1 reverse stock split that became effective on September 1, 2007.

(5)
Since 2003, each preferred share receives a dividend 10% higher than the dividend paid to each common share. See “Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy and Dividends.”

		At and for the Year Ended December 31,

	2007	2006	2005	2004	2003

		(millions of reais, except as indicated)

Operating Data
Employees at end of period	66,165	63,607	62,803	63,484	55,557
Total square meters of selling area at end of period	1,338,329	1,217,984	1,206,254	1,144,749	982,701
Number of stores at end of period:
Pão de Açúcar	153	164	185	196	208
CompreBem	178	186	176	165	172
Extra (1)	125	87	79	72	62
Extra Eletro	42	50	50	55	55
Assai (2)	15	-	-	-	-
Sendas (3)	62	62	66	63	-
Total number of stores at end of period	575	549	556	551	497

Net sales revenues per employee (4):
Pão de Açúcar	R$ 220,827	R$ 220,246	R$ 222,565	R$ 214,883	R$ 198,342
CompreBem	299,372	270,280	255.681	224,435	206,737
Extra (1)	311,826	273,978	280.753	273,659	264,315
Extra Eletro	399,083	446,178	408,056	380,098	371,991
Assai (2)	423,158	-	-	-	-
Sendas (3)	235,897	252,224	195,347	150,098	-
Total net sales revenues per employee	R$ 286,662	R$ 259,467	R$ 252,186	R$ 234,423	R$ 230,156

Net sales revenues by store format:
Pão de Açúcar	R$ 3,149	R$ 3,092	R$ 3,245	R$ 3,315	R$ 3,435
CompreBem	2,477	2,278	2,194	2,016	1,921
Extra (1)	7,665	7,050	6,532	5,996	5,195
Extra Eletro	261	286	233	240	255
Assai (2)	201	-	-	-	-
Sendas (3)	1,150	1,174	1,209	998	-
Total net sales	R$ 14,903	R$ 13,880	R$ 13,413	R$ 12,565	R$ 10,806

Average monthly net sales revenue per square meter (5):
Pão de Açúcar	R$ 1,296.2	R$ 1,163.7	R$ 1,094.1	R$ 1,033.8	R$ 1,075.1
CompreBem	912.2	841.0	852.4	834.3	846.1
Extra (1)	868.7	933.0	921.2	951.9	946.4
Extra Eletro	787.7	706.9	575.9	559.2	621.5
Assai (2)	2,461.2
Sendas (3)	905.8	911.0	839.7	745.3	-
CBD average monthly net sales revenue per square meter	R$ 990.5	R$ 949.7	R$ 856.7	R$ 917.8	R$ 950.8

Average ticket amount:
Pão de Açúcar	R$ 23.2	R$ 21.5	R$ 20.5	R$ 19.2	R$ 19.2
CompreBem	18.0	16.7	16.0	14.9	15.0
Extra (1)	41.5	41.6	40.2	39.1	39.6
Extra Eletro	303.2	310.5	283.5	261.9	279.4
Sendas (3)	19.9	19.0	18.8	18.0	-
CBD average ticket amount	R$ 28.8	R$ 27.1	R$ 25.7	R$ 24.3	R$ 24.6

Average number of tickets per month:
Pão de Açúcar	11,324,400	11,978,947	13,189,705	14,356,288	14,882,404
CompreBem	11,464,794	11,344,846	11,415,478	11,284,705	10,694,314
Extra (1)	15,373,736	14,123,289	13,538,497	12,779,828	10,939,529
Extra Eletro	71,729	76,762	68,497	76,366	76,068
Sendas (3)	4,827,581	5,138,482	5,348,968	4,619,534	-

CBD average number of tickets per month	43,062,240	42,662,326	43,561,146	43,116,721	36,592,315
______________________
(1)	Includes 19 Extra Fácil convenience stores and 15 Extra Perto supermarket stores.
(2)	Assai, a cash and carry format, was acquired in November, 2007. For further information on our cash and carry format, see “Information on the Company – Business Overview.”
(3)	Includes Sendas supermarkets but excludes Extra hypermarkets and Pão de Açúcar and CompreBem supermarkets in the State of Rio de Janeiro.
(4)
Based on the average of the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees at the end of each month in the period presented by 220 hours.

(5)	Calculated using the average of square meters of selling area on the last day of each of the months in the period.

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

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar in 2004, 2005, 2006 and 2007. At December 31, 2007, the exchange rate for U.S. dollars was R$1.7713 per U.S.$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1770	2.1380
2007	1.7325	2.1556	1.9483	1.7713

	Exchange Rate of Brazilian Currency per U.S.$1.00

Month	Low	High	Average(1)	Year-End

November 2007	1.7325	1.8501	1.7699	1.7837
December 2007	1.7616	1.8233	1.7860	1.7713
January 2008	1.7414	1.8301	1.7743	1.7603
February 2008	1.6715	1.7681	1.7277	1.6833
March 2008	1.6700	1.7491	1.7076	1.7491
April 2008	1.6575	1.7534	1.6889	1.6872
May 2008 (through May 12)	1.6949	1.6506	1.6724	1.6743

__________________
Source: Central Bank
(1) Represents the average of the exchange rates of each trading date.

     Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of the common shares on the BOVESPA as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our shares.

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

  tax policies; and

  other political, social and economic developments in or affecting Brazil.

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

     Brazil has in the past experienced extremely high rates of inflation. Inflation, along with the Brazilian government’s measures to combat inflation, has had significant negative effects on the Brazilian economy, contributing to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. The annual rate of inflation, as measured by the IGP-M, has decreased from 20.1% in 1999 to 7.8% in 2007. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. For example, the official interest rates in Brazil at the end of 2004, 2005, 2006 and 2007 were 17.75%, 18.00%, 13.25% and 11.25%, respectively, as set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM.

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

     As a result of inflationary pressures, the Brazilian currency has been devalued periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar 15.7% in 2001 and 34.3% in 2002. Although the real appreciated 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, there can be no assurance that the real will not depreciate against the U.S. dollar again. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates” for more information on exchange rates.

     Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil and lead to increases in interest rates, which could negatively affect the Brazilian economy as a whole and result in a material adverse effect on us. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the market price of our preferred shares and the ADSs.

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

Risks Relating to the Food Retail Industry and Us

     We face significant competition, which may adversely affect our market share and net income.

     The food retail industry in Brazil, including the new cash and carry segment (atacarejo), a wholesale format in the retail food sector, is highly competitive. We face intense competition from small food retailers that often benefit from inefficiencies in the Brazilian tax collection system. These small food retailers also frequently have access to merchandise from irregular and informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector. In addition, in our markets, and particularly in the São Paulo City area, we compete with a number of large multinational retail food and general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. Some of these international competitors have greater financial resources than we have. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

     We are subject to a number of different environmental laws, regulations and reporting requirements, specially related to our gas stations. Costs are incurred for prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. The increase in environmental protection and control costs related to our gas station operation could adversely affect us and the market value of our preferred shares and the ADSs.

Risks Relating to the Preferred Shares and ADSs

     If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

     The Brazilian custodian for the preferred shares must register with the Central Bank of Brazil to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10D. Additional Information – Exchange Controls.”

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

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 54.2% of the aggregate market capitalization of the BOVESPA as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately, 51%, 70% and 50% of all shares traded on the BOVESPA in 2005, 2006 and 2007, respectively.

ITEM 4. INFORMATION ON THE COMPANY

     4A. History and Development of the Company

     We were incorporated in Brazil under Brazilian law on November 10, 1981 as Companhia Brasileira de Distribuição for an indefinite period of time. Our principal executive offices are located at Avenida Brigadeiro Luis Antonio, 3,142, CEP 01402-901 São Paulo, SP, Brazil (telephone: 55-11-3886-0421). Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

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

     We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores in terms of the expectations, consumption patterns and purchasing power of the different income levels in Brazil. In order to implement such strategy and to increase our market share, over the last few years we acquired important chains such as Coopercitrus, Lourenção,

Barateiro (we operate these stores under the CompreBem banner), Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados and other small chains, such as São Luiz, Nagumo and Rosado. We furthermore started to lease from the Rossi Monza chain, for a period of five years, five stores (four located in São Paulo and one in Guarulhos) representing 15,000 m² sales area. We subsequently converted four of these stores into the Extra Perto format and one into the CompreBem format. In the context of these leases, we made a prepayment of R$ 45.5 million and agreed to make monthly payments of R$0.1 million. Pursuant to the leasing agreement, we acquired accounts receivable representing R$4.7 million and inventories representing R$16.7 million. At the end of the leases, we may purchase the fixed assets at the residual book value.

     In addition, we acquired a 60% ownership interest in the Assai chain and entered into an association called Sendas Distribuidora S.A., with Sendas S.A. (of which we currently hold 42.57%) and investment funds of the AIG Group. We also established a financial partnership called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance at our stores. Parties have granted mutual Put/Call options in the Sendas and Assai Associations, which are further described on section 10c Material Contracts.

     From 2005 through 2007, we invested approximately R$375.0 million in technology, or about 12.1% of our total investments in the last three years. We also implemented projects designed to improve operational logistics and margins. We operate under centralized commercial and distribution systems, to obtain economies of scale. This has strengthened our negotiating position with suppliers with respect to prices and payment terms. We have also sought to gain efficiencies through improvements in our supply chain, in an effort to decrease stock-outs, breakage and shrinkage, increase productivity in our stores, as well as to increase inventory turnover.

     Since 2005, we acquired a total of 27 stores and opened 69 stores. When entering new markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have historically opened new stores. Currently, our main focus is to expand organically, but we may continue carrying out strategic acquisitions, to the extent that they bring synergies and add value to us. Historically, our organic growth and smaller acquisitions have generally been funded from our cash flow from operations, and larger acquisition opportunities have required external funding or capital increases. We expect to fund future organic growth from our cash flow from operations. Our aggregate sales area has increased by 10.9% since 2005, as a result of our acquisitions and our opening of new stores.

     In line with our expansion strategy, we continue implementing innovative formats in order to enter new market segments. Accordingly, (i) in November 2006, we entered the convenience market segment with our newly established Extra Fácil stores; (ii) in July 2007, we launched Extra Perto, a compact hypermarket model; (iii) in September 2007, we formed a Purchasing Group partnership with União Brasil and; (iv) in November 2007, we acquired a 60% ownership interest in the Assai chain, which enabled us to enter the cash and carry segment, a wholesale format in the retail food sector, which is one of the fastest-growing market segments in Brazil. These strategic undertakings complement our existing formats, to attract different customer groups and to develop a better understanding of our customers’ needs and demands. For further information on the Purchasing Group, see “Item 4B – Business Overview – Purchasing Group.”

Capital Expansion and Investment Plan

     As part of our capital expansion and investment plan, we have invested approximately R$3,095.7 million in our operations since 2005. Our investments have included:

     Acquisitions of supermarket and hypermarket chains – Since 2005, we have acquired 27 stores. In addition, when entering new markets, we have generally sought to acquire local supermarket chains to benefit from their existing know-how of the geographic region. We have spent an aggregate of R$380.9 million on acquisitions since 2005.

     The following table presents information regarding these acquisitions and the regional distribution of the stores we acquired over the past three years:

		Number of
Year	Chains Acquired	Stores	Geographic Distribution

2005	Coopercitrus	6	São Paulo
2006	Lourenção	2	São Paulo
2007	Rossi	5	São Paulo
2007	Assai *	14	São Paulo

	Total	27

* acquisition of a 60% ownership interest through an association

     Opening of new stores – As part of our expansion strategy, we have opened 69 new stores from 2005 through 2007, including 11 Pão de Açúcar stores, 15 CompreBem stores, 19 Extra stores, 10 Extra Perto stores, 13 Extra Fácil convenience stores and one Assai store. The total cost of opening these new stores was R$878.3 million. We seek real estate properties to construct new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suits one of our formats.

     Renovation of existing stores – We usually remodel some of our Pão de Açúcar, CompreBem, Extra stores, Sendas and Extra Eletro stores every year. Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems. The total cost of renovating stores between 2005 and 2007 was R$1,002.4 million.

     Improvements to information technology – We are committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We implemented a computerized ordering system, which automatically replenishes our inventory based on consumers’ shopping habits. We have a proprietary technology system, the pd@net, a B2B, or business to business, platform for the on-line integration of approximately 7,000 suppliers. This Internet process enables information to be exchanged rapidly, precisely and transparently among all participants in the supply chain. For more information, see “– Technology.” We have spent an aggregate of R$375.0 million on information technology from 2005 through 2007.

     Expansion of distribution facilities – Since 2005, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of R$83.5 million on our distribution facilities from 2005 through 2007.

     The following table provides a summary description of our principal capital expenditures disbursed for the three years ended December 31, 2007:

	Year Ended December 31,

	2007		2006		2005

	(millions of reais)

Opening of new stores	R$	350.2	R$	210.8	R$	317.3
Acquisition of retail chains		284.8		74.6		21.5
Purchases of real estate		121.0		182.6		72.0
Renovations		380.3		262.8		359.3
Information technology		141.7		123.8		109.5
Distribution centers		15.9		47.6		20.0

Total	R$	1,293.9	R$	902.2	R$	899.6

     We invested R$1,293.9 million in 2007, mostly in opening new stores and remodeling stores. Annual organic growth in 2007 was strong, with the opening of seven Extra hypermarkets, one Pão de Açúcar store, five CompreBem stores, 10 Extra Perto stores, 13 Extra Fácil convenience stores, one Assai store, as well as 12 gas stations and 24 drugstores.

     4B. Business Overview

The Brazilian Retail Food Sector

     The Brazilian retail food sector represented approximately 5.2% of Brazil’s GDP (gross domestic product) in 2007. According to ABRAS (Brazil’s supermarket association), the food retail sector in Brazil had gross revenues of R$136.3 billion in 2007, representing a 9.8% increase over 2006. The Brazilian retail food sector is highly fragmented. Despite consolidation within the Brazilian retail food industry, in 2007, the three largest supermarket chains represented only approximately 38.9% of the retail food sector, as compared to 36.1% in 2003. We believe the acquisitions trend will slowdown, because the principal chains have already been acquired by the main competitors on the market. We believe that future acquisitions will mainly involve smaller sized-stores. Another recent trend in the retail food sector is large chains migrating to smaller formats such as neighborhood banners. According to ABRAS, our gross sales represented 13.8% of the gross sales of the entire retail food sector in 2007.

     Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket in Brazil 33 years ago. In the last decade, the international chain Wal-Mart has also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In addition to the organized retail food sector, the industry in Brazil also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

     The cash and carry segment (atacarejo segment), a wholesale segment in the retail food sector is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale.

     In order to enter this segment, we made an association with one of the major players in the cash and carry segment, the Assai chain. We control the association with a 60% ownership interest. Assai’s management includes executives with extensive experience in the cash and carry segment that were managing the Assai chain already prior to its acquisition by us. The cash and carry stores continue operating under the Assai banner and maintain their main competitive advantages such as low operational cost, competitive prices and the offer of a selective mix of consumer goods in each store.

     Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels in the United States, many western European countries such as France, and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 186.7 million in 2007, making Brazil the fifth most populous country in the world, with a population currently growing at a rate of 1% per year. More than 80% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. São Paulo, with a current population of approximately 11.0 million, and Rio de Janeiro, with a population of approximately 6.1 million, are the two largest cities in Brazil. São Paulo State has a total population in excess of 39.9 million, representing approximately 22,0% of the Brazilian population and is our largest consumer market. Rio de Janeiro State is our second largest consumer market.

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

Annual Income (average)
Class Level	(in reais)

A1	Above R$116,796
A2	Between R$116,795 and R$78,756
B1	Between R$78,755 and R$41,748
B2	Between R$41,747 and R$24,144
C1	Between R$24,143 and R$14,328
C2	Between R$14,327 and R$8,712
D	Between R$8,711 and R$5,820
E	Under R$3,312

     Classes A1 and A2 households account for only 5% of the urban population and classes B1 and B2 households account for 24% of the urban population. Classes C1 and C2, D and E collectively represent 71% of all urban households. In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has become greater.

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

Our Company

     We are one of the largest food retailers in Brazil based on both gross revenues and number of stores. In 2007, we had a market share of approximately 13.8% in the Brazilian food retailing business, according to ABRAS, with annualized gross sales of R$18.8 billion. As of December 31, 2007, we operated 575 stores throughout Brazil, of which 533 were retail food stores. Of our retail food stores, 353 are located in São Paulo State, representing 61.5% of our net sales revenue from our retail food stores in 2007. São Paulo State is the Brazil’s largest consumer market. We are among the market leaders in the retail food stores in the cities of São Paulo, Rio de Janeiro, Brasília, Curitiba, Belo Horizonte, Salvador and Fortaleza. The Company’s sales are effected through different sales formats under eight banners: Pão de Açúcar (153 supermarkets), CompreBem (178 supermarkets), Sendas (62 supermarkets), Extra (91 hypermarkets), Extra Eletro (42 home appliance stores), Extra Fácil (19 convenience stores), Extra Perto (15 supermarkets) and Assai (15 cash and carry stores).

     The following table sets forth the number of our stores by region, as of December 31, 2007:

	City of São Paulo	Rest of the State of São Paulo(1)	State of Rio de Janeiro	South and Southeast (excluding States of São Paulo and Rio de Janeiro)(2)	Northeast	Center- West

Pão de Açúcar	58	37	9	4	32	13
Extra	21	25	17	7	13	8
CompreBem	73	91	14	-	-	-
Sendas	-	-	62	-	-	-
Extra Eletro	20	22	-	-	-	-
Extra Fácil	19	-	-	-	-	-
Extra Perto	14	-	-	-	1	-
Assai	7	8	-	-	-	-
Total	212	183	102	11	46	21
______________________
(1)	The rest of the state of São Paulo consists of 39 cities, including Campinas, Ribeirão Preto and Santos.
(2)	This area comprises the states of Minas Gerais and Paraná.

     The following table sets forth the activity in our stores during the periods presented:

	Pão de Açúcar	CompreBem	Extra	Extra Eletro	Sendas	Extra Fácil(1)	Extra Perto(2)	Assai(3)	Total

At December 31, 2004	196	165	72	55	63	–	–	–	551
Opened	7	9	7	–	–	–	–	–	23
Closed	(6)	(7)	-	(5)	–	–	–	–	(18)
Transferred (from)/to	(12)	9	--	–	3	–	–	–	–
At December 31, 2005	185	176	79	50	66	–	–	–	556
Opened	3	9	5	–	–	4	–	–	21
Closed	(21)	(3)	(1)	–	(3)	–	–	–	(28)
Transferred (from)/to	(3)	4	-	–	(1)	–	–	–	–
At December 31, 2006	164	186	83	50	62	4	–	–	549
Opened	1	5	7	-	-	13	10	15	51
Closed	(5)	(11)	-	(8)	-	(1)	-	-	(25)
Transferred (from)/to	(7)	(2)	1	-	-	3	5	-	-
At December 31, 2007	153	178	91	42	62	19	15	15	575
______________________
(1)	Extra Fácil is a convenience store.
(2)	Extra Perto is a new supermarket model, known as a compact hypermarket.
(3)	Assai is a cash and carry store, which was acquired in November 2007.

Our Competitive Strengths

     Our main competitive strengths are our different retail food store formats, our extensive network of distribution centers, our economies of scale, our prime locations in densely populated urban areas and growing provincial urban areas, and our high level of customer service.

     Different retail food store formats

     We conduct our retail food operations under different store formats, namely Pão de Açúcar, CompreBem/Sendas, Extra, Extra Fácil, Extra Perto and Assai. Each of these store formats has a distinct merchandising strategy and a strong brand name. We offer a variety of formats, which enables us to effectively target different consumer preferences and thus earn their loyalty. This approach, coupled with our intimate understanding of the Brazilian consumer permits us to meet diverse customer needs without confusing consumers as to the marketing or price focus of each format. Each of our brand concepts is clearly identified in the marketplace for a combination of goods and services offered and relative consumer wealth. For example, Pão de Açúcar format is positioned to serve the higher income consumers through a combination of store location, store design and product and service offerings. The CompreBem and Sendas banners target the middle and lower income consumer brackets. Extra is our hypermarket format which offers the widest assortment of any of our store formats and allows us to target potential customers along the entire income spectrum. Our hypermarket stores have the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil. As a result, a retailer such as an Extra store that also sells non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles is particularly convenient to a Brazilian consumer.

     The Extra Perto banner was launched in November 2006 within the convenience store model. In July 2007, it started to operate a new supermarket format, known as compact hypermarket, which is characterized by neighborhood stores with a complete selection of food products and a selected assortment of non-food products. The stores are relatively small ranging from 2,000 to 4,000 square meters with 1/3 of the sales area dedicated to food products and two thirds to non-food products.

     With the establishment of the Extra Fácil banner in July 2007, the Group significantly increased its presence in the convenience stores segment, where we had already been operating through our Extra Perto stores. Under the Extra Fácil banner, we operate neighborhood stores, with a size of approximately 200 to 250 square meters, mainly offering food products and basic services such as recharge for mobile phones and payment for utilities bills.

     In order to enter the cash and carry segment, one of the fastest growing segments in Brazil, we acquired a 60% ownership interest in one of the major players in this market, namely the Assai chain. Assai operates food product stores targeting producers and retailers, offering highly competitive prices and quality products.

     Extensive network of distribution centers

     We operate distribution centers strategically located in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. Our distribution centers have a total storage capacity of 401,208 square meters. Our management believes that our network of distribution centers is the most extensive one in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we plan to open in the near future. Approximately 85% of our inventory in 2007 came directly from one of our distribution centers, instead of from our suppliers, resulting in higher bargaining power with suppliers, fewer inventory shortages, lower shrinkage and improved working capital management. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are supported by important systems, including pd@net, a business-to-business technology platform which links our computer automated ordering system, our suppliers and our distribution centers to automatically replenish our inventory.

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

Our Strategy

      In 2007, we continued to implement innovative formats, some of them marking our entry into market models where we did not yet operate. In this sense, we continued developing our Extra Fácil banner in the convenience store format, launched Extra Perto as a compact hypermarket format, made an association with Assai as well as a Purchasing Group partnership with União Brasil. We also implemented initiatives designed to improve our competitiveness and profitability. In this context, we point out: (i) our store productivity programs, which helped to cut our expenses; (ii) our Shrinkage Reduction Program, designed to reduce in-store losses; (iii) the assortment review process, which improved our negotiation results with suppliers; and (iv) more efficient stock out management.

     For 2008, we plan to focus on the following initiatives: the consolidation and expansion of the Extra Perto and Extra Fácil formats; the expansion of Assai, particularly through the conversion of existing Group stores; the generation of efficiency gains through simplified procedures and structures and the streamlining of the management model; the acceleration of new partnerships to expand the Purchasing Group; and expanding and increasing the profitability of the non-food category, with investments in various areas: Extra.com, Extra Eletro, global sourcing, consolidation of the subcategories (“Mundo Casa” – General Merchandise,; “Mundo Entretenimento” - Entertainment; “Mundo TEC”- Textiles, Sports and Children, among others).

     In order to improve our profitability and shareholder value, we focus on two main fronts:

     Sales growth

     To achieve a higher sales turnover, we aim to develop initiatives that will enhance our competitiveness, including the adoption of pricing policies increasing our consumer flow and consumer fidelity. In addition, we aim to increase the participation of noon-food revenues as well as the expansion of our FIC financial services and private label products. We also intend to achieve higher sales levels through the expansion of our sales area as a result of new store openings in our different formats.

     Sustained profitability growth

     We intend to increase our profitability through: (1) the rationalization and decrease of corporate expenses; (2) the improvement of our logistic structure; (3) the achievement of better price conditions with our suppliers; and (4) the consolidation of our multi-format structure by expanding e-commerce, convenience stores, cash and carry stores and compact hypermarkets.
      In order to increase profitability, we also strive for greater efficiency in all of our processes. Accordingly, we plan to invest in reducing breakage and shrinkage, improving the purchase process, increasing the store productivity index and strengthen our management model.

Operations

     The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2007:

				Average
			Total	Selling Area		Percentage
			Selling Area	Per Store	Total Number	of Our Net
	Store	Number of	(in square	(in square	of	Sales
	Format	Stores	meters)	meters)	Employees(1)	Revenues

Pão de Açúcar	Supermarket	153	202,458	1,323	14,260	21.1
CompreBem	Supermarket	178	226,289	1,271	8,274	16.6
Extra	Hypermarket	91	689,887	7,581	23,170	51.4(2)
Extra Eletro (2)	Home appliance store	42	27,611	657	654	1.8
Extra Fácil(2)	Convenience store	19	4,783	252	150	–
Extra Perto	Compact hypermarket	15	40,663	2,711	1,261	–
Assai	Cash and carry	15	40,833	2,722	2,850	1.4
Sendas	Supermarket	62	105,805	1,706	4,875	7.7
Head office & distribution center	–	–	–	–	10,671	–

Total		575	1,338,329	2,328	66,165	100.0%
______________________
(1)	Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in December 2007 by 220 hours.
(2)	Extra Perto and Extra Fácil sales included in Extra hypermarkets.

     For a detailed description of net sales revenue for each of our store formats, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Certain Operating Data.”

Pão de Açúcar Stores

     Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo City area). We believe this is a significant competitive advantage since available sites in those urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average of 70 employees per 1,000 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments. Many stores offer shopping advisors to assist customers with inquiries about particular food needs, prices, special discounts and brand information.

     As of December 31, 2007, we had 153 Pão de Açúcar stores. The Pão de Açúcar stores range in size from 331 to 4,819 square meters and as of December 31, 2007, averaged 1,323 square meters of selling space. The sale of food products represented 94.2% and non-food products represented 5.8% of Pão de Açúcar gross sales in 2007.

     The Pão de Açúcar banner recorded the best performance for 2007 in same stores sales’ indicator. Total gross sales were R$3,743.6 million, representing an increase of 2.7% relative to 2006. This performance was a result of various factors, including: (i) the consolidation of the brand positioning; (ii) the improved adaptation of stores to their respective micro-markets; (iii) the continuous price adaptation work; and (iv) the optimization of the product mix.

     In 2007, the Pão de Açúcar banner also improved its performance in the perishable products category (mainly bakery, fish and seafood products). Besides improving the bakery production areas of approximately 20 stores, we provided specific training to employees of the banner working in the perishable goods areas.

     In 2007, we registered strong results for our “Plus” Program (Programa Mais), a program involving a self-sustained, preferred shopper/fidelity card. Through a pilot project in several of our stores, we increased the amount of customers, using the “Plus” Program as well as the average ticket. In view of these results, we plan to expand the “Plus” Program to all stores by the end of 2008.

     Pão de Açúcar customers can also make purchases on-line through paodeacucar.com.br, the Pão de Açúcar website. This service is available to customers in the cities of São Paulo, Rio de Janeiro, Brasília, Curitiba and Fortaleza.

CompreBem Stores

     CompreBem supermarkets offer competitive prices and essential services. CompreBem stores target the Brazilian classes C, D and E household consumers, which collectively make up approximately 71% of all urban households. Generally, CompreBem stores offer more competitively priced products than Pão de Açúcar stores. In addition, these stores are characterized by a lower level of personal service than Pão de Açúcar stores, with an average of 37 employees per 1,000 square meters of store space.

     We had 178 stores under the CompreBem banner at December 31, 2007. CompreBem’s stores range in size from 301 to 3,953 square meters and averaged 1,271 square meters of selling space at December 31, 2007. Non-food items accounted for approximately 9.6% and food items accounted for approximately 90.4% of CompreBem gross sales in 2007.

     Total gross sales of the CompreBem banner in 2007 reached R$2,910.3 million, representing an increase of 8.1% compared to 2006. In 2007, we opened five additional CompreBem stores and renovated 20 other stores in order to enhance the CompreBem brand exposure and increase its market penetration, mainly in the more popular regions of São Paulo.

     Over the last four years, we have been adjusting this banner’s pricing model and controlling its expenses in order to maintain its competitiveness and lower prices.

     Sendas Stores

     We acquired the Sendas stores through our association called Sendas Distribuidora. Similarly to our CompreBem banner, the Sendas banner targets middle and lower income consumers, (the Brazilian Classes C, D and E household consumers). Sendas stores are all located in Rio de Janeiro, in lower-income neighborhoods. Sendas stores offer competitively priced products, as done in CompreBem stores.

     In July 2007, we hired the consultancy firm Galeazzi & Associados to implement a restructuring plan to enhance Sendas Distribuidora’s operational performance in the state of Rio de Janeiro. As per the restructuring plan, Sendas Distribuidora became an independent business unit and adopted a result-oriented management model that aims at increasing competitiveness, reducing costs and expenses and establishing a balance between margins and sales. As a result of the new management model, in 2007, the Sendas chain’s EBITDA margin increased by 3.4% . In December 2007, we elected Cláudio Galeazzi as our CEO. Cláudio Galeazzi’s consultancy firm continues to render services to Sendas Distribuidora under the same conditions as agreed prior to Cláudio Galeazzi becoming our CEO. For further information on Cláudio Galeazzi, see “Directors, Senior Management and Employees - Directors and Senior Management - Executive Officers.”

Extra Hypermarkets

     Extra hypermarkets are our largest stores. We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items and an average selling area of 7,581 square meters at December 31, 2007. The Extra stores target the Brazilian class B, C, D and E household consumers. As of December 31, 2007, we owned 91 Extra stores, including seven stores opened in 2007 (four in the Northeastern region of Brazil, two in Minas Gerais state and two in São Paulo state) and one store that was converted from a Pão de Açúcar store to an Extra store. The sale of food products and non-food products represented 62.2% and 37.8% of Extra’s gross sales in 2007, respectively. Gross sales of the Extra banner in 2007 reached R$9,114.8 million, a 8.3% increase compared to 2006.

Extra-Eletro Stores

     Extra-Eletro stores are generally small showrooms that sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 657 square meters at December 31, 2007. Customers place orders in the stores, and products are shipped from a central warehouse. At December 31, 2007, we had 42 stores and gross sales of R$330.1 million.

Extra Perto

     The Extra Perto banner was launched in November 2006 within the convenience store segment. In July 2007, it started to operate a new supermarket format known as compact hypermarket, which is characterized by neighborhood stores with a complete offering of food products and a selected assortment of non-food products. The stores are relatively small ranging from 2,000 to 4,000 square meters – with 1/3 of the sales area dedicated to food products and 2/3 to non-food products. This new format is a result of a series of research studies that revealed a new market niche resulting from a change in the shopping behavior of the consumer.

Extra Fácil

     With the establishment of the Extra Fácil banner in July, 2007, we significantly increased our presence in the convenience store segment, where we had already been operating through our Extra Perto stores. Through Extra Fácil, we aim to satisfy the consumers’ demand for stores that combine convenience with proximity. In July 2007, the stores started to effectively operate under the Extra Fácil brand. In 2007, we opened 15 new Extra Fácil stores, resulting in a total of 19 Extra Fácil stores as of December 31, 2007.

Extra.com.br

     In line with our strategy to restructure our e-commerce operations initiated in 2006, we consolidated our e-commerce performance through Extra.com.br, which focuses on the sale of non-food products. With a 90% increase in sales from 2006 and 2007, sales carried out via Extra.com.br represented 1.2% of total sales of the Group in 2007.

     Several strategic initiatives were put in place with a view to establishing the banner as an important player in the on-line market such as: (1) the implementation of a new back-end and front-end system, which is designed to support growth for several years; (2) a fully remodeled layout of the Extra.com.br website with improved browsing capability; (3) increase of the offered sales items from 5,000 to 16,000 products, implemented by an experienced commercial team; (4) the reinforcement of our media plan, thereby promoting our banner in the Brazilian key web portals; (5) the launch of the first printed descriptive list of products sold under Extra.com.br; (6) the adoption of new payment methods (bank slip and debit against checking account); and (7) the implementation of 24-hour delivery to the metropolitan area of São Paulo, ensuring competitive advantage in relation to competitors.

     We seek to continue the banner’s significant sales growth by intensifying specific marketing initiatives targeting e-commerce, in particular with regard to technology products. In addition, we will continue investing in seeking a greater synergy with physical stores.

Assai

     The cash and carry segment (atacarejo segment), a wholesale segment in the retail food sector, is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale. In order to enter this segment, on November 1, 2007, we acquired a 60% ownership interest in one of the major players in the cash and carry segment, the Assai chain. Assai has been operating in the cash and carry segment for 33 years and as of December 31, 2007, Assai had 2,700 employees and 15 stores, all of them located in the state of São Paulo (out of which seven stores located in the city of São Paulo).

     The acquisition of Assai was carried out through our subsidiary Sevilha Empreendimentos e Participações Ltda., or Sevilha, which we used as a vehicle to acquire shares representing 60% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., or Barcelona Comércio, a newly formed company to which all of Assai’s assets related to its operations were transferred. The remaining 40% of ownership interest in Barcelona Comércio remained with the former controlling shareholders of Assai. The acquisition generated a goodwill of R$206.1 million and our acquisition costs amounted to R$ 208.5 million.

     Assai’s performance since its implementation in November has been strong, with gross sales of R$234.2 million recorded in November and December 2007. In December 2007, a new Assai store was opened and for 2008.

Gas Stations and Drugstores

     Over the past several years, we have begun to expand our range of complementary products and services in order to enhance our customers’ satisfaction, providing them with additional services tailored to their specific needs, such as gas stations (located within the parking area of some of our stores) and drugstores (located inside some of our stores).

Purchasing Group

     Another strategic initiative to reinforce our multi-format positioning was the partnership entered into with União Brasil, in order to launch operations (initially through a pilot project conducted in Espírito Santo) in the Purchasing Group segment formed by smaller stores with up to ten check-outs which currently experiences strong growth in Brazil. Through our Purchasing Group, we provide business and logistics expertise to retail store chains in order to increase our bargain power in this retail segment and also with an objective to reach new markets in regions where we are not present.

     Our partnership with União Brasil will allow us to tap a new business segment and new markets where we have not yet been operating. Initially, the partnership will exclusively serve Multishow, a purchase center affiliated with União Brasil which has 52 associated stores and annual sales of R$200 million.

Seasonality

     We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season. Sales revenues in December are typically 45% above the average sales revenues in the other months.

Supply and Distribution

     Supply. We have centralized purchasing for our Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro, Extra Perto and Extra Fácil stores. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase approximately 170,000 products from approximately 10,000 suppliers.

     Distribution. In order to distribute perishable food products, grocery items and general merchandise efficiently, we operate 22 distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro, Salvador and Recife with a total storage capacity of 401,208 square meters. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers enable us to make frequent shipments to stores, which reduce the need of in-store inventory space, and limits non-productive store inventories.

     In 2007, we focused on four main issues: (1) ensuring the full availability of products and services, and thus indirectly contribute to the Company’s expansion; (2) improving the level of service to stores; (3) enhancing the inventory management; and (4) reducing costs in our supply chain. Major initiatives developed according to these goals included:

  opening of a new non-food distribution center in the city of Recife;

  adjustments in distribution centers in São Paulo in order to support the growth of our Extra Fácil banner;

  improvements in the breakage management;

  improvements in the stores’ supply management;

  capture synergies in our freight operations with suppliers and the automation in the loading structure by reducing freight costs;

  introduction of inventory management at stores (Gestão de Estoque em Loja), the purpose of which is to establish parameters and ensure a high level of automation of the supply system; and

  consolidation of the certification, which as of December 31, 2007 also covered 23 certified suppliers. Top Log aims to strengthen relationship and mutual understanding between retail store chains and suppliers of their respective logistics and distribution systems. The Top Log certification resulted in the development of several joint process-improvement initiatives between us and our suppliers.

Marketing

     Our marketing strategy is to further enhance the quality image of our stores and to emphasize our selection and service and our competitive and fair prices. Each store banner executes its own marketing strategy designed to promote its particular strengths and to appeal to its customer base. In 2007 and 2006, we spent approximately R$199.1 million and R$230.2 million, respectively, on advertising (approximately 1.3% and 1.7% of total net sales revenues in each year, respectively).

     We spent 30.2% in 2007 and 31.4% in 2006 of our total marketing expenditures on radio, newspaper and magazine advertising. In addition, television accounted for 39.1% of advertising expenses in 2007 and 32.5% in 2006. We spent 30.7% in 2007 and 36.1% in 2006 on other promotional activities.

     In 2007, we significantly restructured our Company’s brands, including the Pão de Açúcar Group corporate brand, which now is the official signature in all levels of communication with employees. The restructuring of our brands, which focuses on Pão de Açúcar, Extra and CompreBem went along with a strategic review, aims at streamlining the brands composing our portfolio.

     We also intend to reduce the amount of brands of our private label by the end of 2008. We also plan to operate through a Transversal Exclusive Brands, concept present in all banners, aiming at increasing our competitiveness, our profitability and our bargaining power.

Financeira Itaú CBD

     Financeira Itaú CBD, or FIC, service kiosks in our stores have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance. Currently, FIC is present in 545 stores with kiosks and assistance or electronic kiosks. We and Itaú Holding each indirectly hold 50% of FIC’s capital stock. Itaú Holding is responsible for the management of FIC, being entitled to appoint most of its officers.

     FIC, which intermediated approximately 12.5% of the Group’s total sales in 2007, reached the break-even point in December 2007.

     On December 31, 2007, our FIC client portfolio included 5.7 million customers, which represented a 11.7% increase from December 31, 2006. During the same period, the receivables portfolio increased by 50.5% to R$1,344.9 million.

     The principal initiatives that contributed to the strong FIC performance were:

  purchase of the portfolio of co-branded cards previously owned by Credicard;

  continuing growth in card activation levels;

  expansion of the private label card portfolio through increased use, new clients and the migration from private label cards to Mastercard co-branded cards;

  reinitiation of co-branded card sales;

  new client-registering and credit-granting initiatives, with higher limits and more extended payment terms than the ones offered by competitors;

  creation of the CDC (direct consumer credit) for private label cards, with a substantial expansion of clients’ installment payment capacity and a pre-approved credit portfolio of more than R$5.0 billion; and

  participation in the “Retail in the Soul” (Varejo na Alma) campaign, whereby store employees encourage card use by customers.

     The table below sets forth the breakdown of FIC’s clients in 2007 and 2006.

Total of clients (in thousands)	2007	2006

Private label cards	3,997	3,493
Co-branded cards	595	91
CDC agreements	247	519
Extended Guarantee	640	863
Personal Loan	216	127

Total	5,695	5,093

Credit Sales

     In 2007, 49.9% of our net sales revenue was represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. In 2006, 50.5% of our net sales revenue was represented by credit sales.

     Credit card sales. All our store formats accept payment for purchases with MasterCard, Visa, Diners Club, American Express and our co-branded credit cards. Sales to customers using credit cards accounted for 39.8%, 38.6%, 37.1% of our net sales revenue in 2007, 2006 and 2005, respectively. From this total, sales through private label and co-branded credit cards accounted for 10.3% of our net sales revenue in 2007. An allowance for doubtful accounts is not required as credit risks are substantially assumed by credit card companies. Our Itaú CBD partnership provides credit products and services at our stores, which involves private label and co-branded credit cards.

     Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing conditions to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The installment sales accounted for 0.8%, 1.9%, 2.0% of our total net sales revenue in 2007, 2006 and 2005, respectively.

     Post-dated checks. Post-dated checks are used as financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Sales to customers using post-dated checks accounted for 1.5%, 2.0% and 3.0% of our net sales revenue in 2007, 2006 and 2005, respectively.

     As part of the credit approval process, we require each customer to complete a credit application. The applicant must also provide a taxpayer’s identification number, identification card, proof of residential address and current pay stub or other evidence of income as part of the application process. We then run a credit check with local credit reporting services and with SPC (Credit Protection Service) and SERASA, both of which are large databases on individuals, firms and corporate concerns, to determine a credit limit. We also input the data regarding the client and any purchases into our database.

     Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 7.8%, 8.0% and 7.5% of our net sales revenue in 2007, 2006 and 2005, respectively. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

Technology

     We invested R$141.7 million in information technology in 2007 and R$123.8 million in 2006. We consider information technology one of the pillars of our company. Our information technology department interacts with our other departments, thereby streamlining our several strategic initiatives. In 2007, strategic initiatives included:

     During 2007, we launched several initiatives with a view to consolidate our strategy in the information technology area. These initiatives included the following ones:

  technological innovations – reopening of a Pão de Açúcar store in the Iguatemi shopping mall in São Paulo which is operated on the basis of innovative technologies: including digital media, intelligent cart, interactive kiosks, identification of type of wine by radio-frequency in the wine department, electronic labels on all products, etc;

  e-commerce – implementation of new technologies and systems that will improve our ability to monitor and manage the development of our Extra.com.br banner (both with respect to the website itself and back-end systems such as distribution center, telesales and payment modules);

  pricing – adoption of a new pricing system (DemandTec), which will facilitate the pricing process of products;

  technological upgrade – replacement of equipment at stores (totaling 2,238 computers, 297 scales, 1,095 scanners, 1,521 invoice printers and 377 store servers); and

  CSC (Shared Services Center) – review and automation of existing administrative processes at stores, which led to a reduction in expenses by R$25 million in 2007.

     In 2007, we also started the implementation of the ERP – SAP R/3 process which we expect will start operating during 2008, with the implementation of several modules.

Intellectual Property

     We consider our trademarks one of our most valuable assets. In order to reach one of our main goals, which is to be the most well-known and admired trademark by consumers, we have worked extensively to define the characteristics of each of our banners: Extra, Extra Perto, Extra Fácil, Extra-Eletro, Pão de Açúcar, CompreBem, Sendas and Assai. We are pioneers in the food retail industry to determine a clear position and define the format for each banner, so that each banner complements the others, and believe this is a strong competitive advantage.

     This strategy also allowed us to better understand the market, consumption patterns and behavior of our clients.

     Pursuant to our policy to register all our trademarks, as of December 31, 2007 our most important trademarks (Pão de Açúcar, Companhia Brasileira de Distribuição, Barateiro, Extra, Qualitá, CompreBem, Sendas, Taeq and Assai) were duly registered and we had approximately 1,601 trademarks registered or being registered in Brazil. We did not have any patents as of December 31, 2007.

Competition

     The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. In 2007, the five largest food retailers in Brazil accounted for 41.5% of the organized sector sales, which consist of sales by companies enrolled in ABRAS, Brazil’s supermarket association. In 2007, we accounted for 13.8% of the organized sector sales according to ABRAS. We believe the acquisitions trend will slowdown, because the principal chains have already been acquired by the main competitors on the market. We believe that future acquisitions will mainly involve smaller sized-stores. Another recent trend in the retail food sector is large chains migrating to smaller formats such as neighborhood banners. Hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil. We have continued our growth strategy by focusing on regions where we can reinforce our presence. As part of our expansion strategy, we have also focused on the needs and expectations of different consumers by developing store formats that respond to different household income levels. Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the São Paulo State have led us to concentrate our stores in this particular market. In 2007, sales in São Paulo State accounted for 61.5% of our total sales. In São Paulo State and throughout Brazil, we compete principally on the basis of location, price, image, quality and service. In the food retail market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

     The main competitor of our Extra hypermarket is Carrefour, a leading French retail food chain, which at December 31, 2007 operated retail stores principally in the southeast and south of Brazil. At December 31, 2007, Carrefour accounted for 14.1% of the organized sector’s sales according to data from ABRAS. Wal-Mart is also a competitor in the hypermarket and supermarket format with a 11.0% market share in Brazil.

     In 2007, we acquired the Assai chain with 14 stores in the state of São Paulo, which operates in the cash and carry segment. Assai’s main competitors are Atacadão (a wholesale chain with 34 stores acquired by Carrefour in 2007), Roldão, Tenda and Makro.

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

     CompreBem/Sendas also faces different competitors depending on the particular regional market. In the state of São Paulo, CompreBem faces strong competition from a number of smaller regional chains. The main competitors of CompreBem/Sendas in the state of Rio de Janeiro are Guanabara, Prezunic, Zona Sul, Carrefour Bairro and Mundial.

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

     As a result of significant inflation during long periods in the past, it was commonly the practice in Brazil not to label individual items. However, a recently enacted federal regulation concerning this issue established that products exposed to consumers must contain information about prices (for instance price tags, signs or bar codes which can be read with scanners) in order to facilitate the identification of prices of each product by the consumer. Pursuant to these new rules, the pricing information must be physically attached or adjacent to the product. When bar codes are used, the commercial establishment is required to provide easily accessible scanners. We believe that we are in compliance with these new provisions in all material aspects.

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

4C. Organizational Structure

     Companhia Brasileira de Distribuição conducts our operations. Our investments in subsidiaries are effected primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. All our operations are conducted under the Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro, Extra Fácil, Extra Perto and Assai banners. For further information on our subsidiaries see Note 2(q) to our financial statements included under “Item 18, Financial Statements.”

4D. Property, Plants and Equipment

     We own 79 stores, seven warehouses and a part of our headquarters. The remaining 481 stores and 15 warehouses we operate and the remainders of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have nine leases expiring in 2008. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2007, we leased 16 properties from members of the Diniz family and 61 stores from Fundo de Investimento Imobiliário Península. Our management believes that these leases are based on normal market conditions. See “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Leases.”

     The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2007:

	Owned		Leased		Total

		Area (in		Area (in		Area (in
		square		square		square
	Number	meters)	Number	meters)	Number (*)	meters)

Pão de Açúcar	29	39,116	124	163,342	153	202,458
Extra	20	152,815	71	537,072	91	689,887
Extra Eletro	2	2,498	40	25,113	42	27,611
Extra Perto	6	16,232	9	24,431	15	40,663
Extra Fácil	2	395	17	4,388	19	4,783
CompreBem	18	26,642	160	199,647	178	226,289
Sendas	2	2,153	60	103,652	62	105,805
Assai	-	-	15	40,833	15	40,833
Warehouses	7	286,559	15	98,441	22	401,208
Headquarters		28,591		13,043		41,634

(*) 69 of our stores have been subject to liens as a result of judicial proceedings.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     5A. Operating Results

     The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, 2006 and 2005 appearing elsewhere in this annual report, and in conjunction with the financial information statements included under “Item 3A. Key Information – Selected Financial Data.”

Financial Presentation and Accounting Policies

     Presentation of Financial Statements

     We have prepared our consolidated financial statements as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, 2006 and 2005 in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Except as otherwise indicated, all financial information in this annual report has been presented in reais and prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See note 26 to our audited consolidated financial statements included in this annual report for an explanation of these differences.

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

     We receive cash consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and cooperative advertising. Volume bonuses and discounts are received from suppliers in the form of product as zero-cost additions to inventories and the benefit is recognized as the product is sold. Discounts and bonuses in cash are recorded as decreases in cost of sales when certain conditions are fulfilled. Substantially all cash consideration from suppliers are accounted for as a reduction of item cost and recognized as income when certain conditions are fulfilled and the related inventory is sold.

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

     FIN 48

     The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Since January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on our management’s best judgment given the facts, circumstance and information available at the reporting date.

     Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

     The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses.

     The adoption of FIN 48 did not have a material impact on the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As a consequence of adopting FIN 48, the Company did not identify, as of December 31, 2007 and 2006, any recorded liabilities related to unrecognized tax benefits.

     The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. The tax years 2002 through 2006 remain open and subject to examination by the relevant tax authorities.

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

     Intangible Assets and Business Combinations

     The Company has entered into two business combination transactions in 2007. Under Brazilian GAAP, the transactions were accounted at historical values. Under U.S. GAAP, the Company applied FAS 141 and the purchase method of accounting. The Company has concluded the identification and valuation at fair value of tangible assets for the acquisitions occurred in 2006. Additionally, management has already concluded its evaluation regarding identification of additional liabilities, concluding that no additional accrual should be recorded in the beginning balance of acquired shares representing 60% of the total and voting capital of Barcelona Comércio, a newly formed company that received the assets of Assai. Using the work of specialists, management has initially identified intangible assets, as shown above. However, the Company is still working in the identification and valuation of additional intangible assets and, at the date of the issuance of the financial statements, has not gathered enough historical data from Assai to conclude such analysis. Considering that under FAS 141, there is an allocation period of 12 months to complete the purchase price allocation, the Company will conclude the collection of data and conclude the valuation of the intangibles during 2008.

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

     U.S. GAAP Reconciliation

     Our net income in accordance with Brazilian GAAP was R$210.9 million in 2007, R$85.5 million in 2006 and R$257.0 million in 2005. Under U.S. GAAP, we would have reported net income of R$273.4 million in 2007, R$14.5 million in 2006 and R$270.6 million in 2005.

     Our shareholders' equity in accordance with Brazilian GAAP was R$5,012.0 million at December 31, 2007 and R$4,842.1 million at December 31, 2006. Under U.S. GAAP, we would have reported shareholders' equity of R$4,770.5 million at December 31, 2007, R$4,658.0 million at December 31, 2006 and R$4,148.0 million at December 31, 2005.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2007, 2006 and 2005, as well as shareholders’ equity at December 31, 2007 and 2006, are described in note 26 to our audited consolidated financial statements, included in this annual report. The major differences relate to the accounting treatment of the following items:

  supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

  capitalized interest;

  leasehold improvements;

  deferred gain on FIC transactions;

  deferred charges and other intangible assets;

  business combinations;

  accounting for put options;

  sale leaseback transactions;

  deferred income taxes;

  consolidation of Sendas Distribuidora;

  stock options under SFAS 123R, and

  puttable minority interest.

Brazilian Economic Environment

     As a Brazilian company with all of our operations in Brazil, we are significantly affected by economic and social conditions in the country. In particular, our results of operations and financial condition, as reported in the financial statements included in Item 18 of this annual report, have been affected by the growth rate of the Brazilian gross domestic product and the rate of Brazilian inflation. Our results of operations and financial condition have also been affected by the rate of depreciation of the Brazilian currency against the U.S. dollar. See “–Effects of Fluctuations in Exchange Rates between Real and U.S. Dollar – Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations.”

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

     In the same period, the labor market grew with the creation of approximately 1.9 million new jobs, which led to an increase in the demand for goods and services in the economy. Inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, was 7.6% . Exports and foreign investment led to a significant current account surplus of more than U.S.$10.0 billion (equivalent to 2.0% of Brazil’s GDP).

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

     Commencing in September 2005, the SELIC rate began to be gradually reduced as the inflation estimates for 2005 and the next 12 months began to converge with the target. The SELIC rate was 18.0% at the end of 2005. The inflation rate, according to the IPCA index, was 4.5%, below the target of 5.1% set by the Central Bank on December 31, 2007. The real appreciated by 13.4% against the U.S. dollar, reaching R$2.34 to U.S.$1.00 on December 31, 2005.

     In 2006 and 2007, the Central Bank continued the process of reducing the SELIC interest rate, which reached 13.25% and 11.25% on December 31, 2006 and 2007, respectively. In 2006 and 2007, inflation was 3.1% and 4.5%, respectively according to the IPCA and the real appreciated by 9.5% and 20.7%, respectively against the U.S. dollar, reaching R$1.7713 to U.S.$1.00 on December 31, 2007.

     The table below shows real GDP growth, inflation, interest rates and the real/U.S. dollar exchange rate for the years indicated:

		For the year ended December 31,

	2007	2006	2005	2004	2003

Real GDP growth	5.4%	2.9%	2.3%	4.9%	0.5%
Inflation (General Market Price Index, or IGP-M)(1)	7.8%	3.8%	1.2%	12.4%	8.7%
Inflation (IPCA) (2)	4.5%	3.1%	5.7%	7.6%	8.7%
SELIC rate at the end of the period	11.3%	13.3%	18.0%	17.8%	16.5%
Exchange rate at end of period (U.S.$1.00)	R$1.771	R$2.138	R$2.341	R$2.654	R$2.889
Average exchange rate (U.S.$1.00)	R$1.948	R$2.177	R$2.413	R$2.917	R$3.078
Appreciation (devaluation) of the real against the U.S. dollar	20.7%	9.5%	(13.4%)	(8.8%)	(22.3%)

(1)	Índice Geral de Preços – Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2)	Índice de Preços ao Consumidor Amplo (consumer price index) compiled by IBGE, the Brazilian Institute of Geography and Statistics.

     Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations

     The depreciation or appreciation of the real against the U.S. dollar has had and may continue to have multiple effects on our results of operations. Exchange gains and losses arising from our transactions in U.S. dollars (excluding transactions which are covered by cross-currency interest rate swaps) are recorded directly in our statement of operations. As shown in the above table, the appreciation of the real was 20.7% in 2007, 9.5% in 2006 and 13.4% in 2005.

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

     Under Brazilian GAAP, we account for these instruments under the accrual method. We record both the interest expense from the original loan and the net realized and unrealized effect of the results of the cross-currency interest rate swaps under “Financial expense – interest expense.” If the results of applying the variation of the U.S. dollar plus the original fixed coupon, that is, the original characteristics of the financial instrument, exceed the product of applying the CDI rate, we record this benefit reducing our “Financial expense – interest expense” to reflect the gain accruing as a result of our having opted to swap the currency and interest rate components. If the inverse were to occur, an additional charge is recorded under “Financial expense – interest expense” to reflect the loss accruing as a result of our having opted to swap the currency and interest rate components. Accordingly, if the real devalues against the U.S. dollar, the cross-currency interest rate swaps assure that we mitigate the effects of the loss from the devaluation. Under U.S. GAAP, we account for these financial instruments at fair value with resulting effect in the income statement.

Tax Environment

     We are currently involved in tax proceedings as discussed in note 16 to our audited consolidated financial statements included in this annual report and “Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.” We record provisions for our estimated costs for the resolution of these claims when we consider the loss of our claim to be probable and for existing tax obligations under dispute. The tax contingencies relate primarily to taxes on revenue, social security contributions and income tax. We have identified probable losses and existing tax obligations under dispute in the amount of R$1,309.8 million at December 31, 2007 (R$1,209.4 million in 2006) that have been recorded as liabilities on our consolidated financial statements. This estimate has been developed based on consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

     Income taxes in Brazil generally include federal income tax and social contribution on net profits. The overall tax rate is currently 34%, which includes income tax (15% plus a surtax of 10% on taxable income exceeding R$20,000 per month, or R$60,000 per quarter, or R$240,000 per year) and social contribution on net profits (9%).

2007 Business and Economic Environment

     During 2007, we observed an increase of purchasing power in all income segments in Brazil, mainly the low-income segments, which accounts for 71% of the population. This increase resulted from the actual growth of the minimum wage and lower interest rates, resulting in a better consumption level.

Certain Operating Data

     The following table presents the net sales revenue in reais for each of our store formats for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,

	2007		2006		2005

	(millions of reais, except percentage amounts)
Net sales revenue by store format:
Pão de Açúcar	R$3,149.1	21.1%	R$3,091.7	22.3%	R$3,244.9	24.2%
Extra(*)	7,664.8	51.4	7,050.1	50.8	6,532.3	48.7
Extra Eletro	260.8	1.8	285.6	2.1	232.8	1.7
CompreBem	2,477.1	16.6	2,279.4	16.4	2,194.3	16.4
Sendas	1,150.5	7.7	1,173.6	8.4	1,209.1	9.0
Assai	200.6	1.4	-	-	-	-
Total net sales revenue	R$14,902.9	100.0%	R$13,880.4	100.0%	R$13,413.4	100.0%

(*) Extra Perto and Extra Fácil sales included.

Results of Operations for 2007, 2006 and 2005

     The following table summarizes our historical results of operations for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,

	2007		2006		2005

	(millions of reais, except percentages)
Statement of operations data

Brazilian GAAP:
Net sales revenue	14,902.9	100.0	13,880.4	100.0	13,413.4	100.0
Cost of sales	(10,724.5)	(72.0)	(9,963.0)	(71.8)	(9,438.1)	(70.4)

Gross profit	4,178.4	28.0	3,917.4	28.2	3,975.3	29.6
Selling, general and administrative expenses	(3,152.4)	(21.2)	(3,031.1)	(21.8)	(2,868.8)	(21.4)
Depreciation and Amortization	(550.7)	(3.7)	(547.9)	(4.0)	(625.3)	(4.7)
Financial income	344.4	2.3	382.8	2.8	446.7	3.3
Financial expense	(555.6)	(3.7)	(603.4)	(4.3)	(683.5)	(5.1)
Equity	(28.9)	(0.2)	(53.2)	(0.4)	(16.2)	(0.1)

Operating income	235.2	1.6	64.6	0.5	228.2	1.7
Non-operating income (expense), net	(9.1)	(0.1)	(323.2)	(2.3)	32.1	0.2

Income / (loss) before income taxes	226.1	1.5	(258.6)	(1.8)	260.3	1.9
Income tax (expense) benefit:
Current	(49.7)	(0.3)	(92.2)	(0.7)	(133.9)	(1.0)
Deferred	38.4	0.3	90.7	0.7	80.9	0.6
Employee profit sharing	(13.4)	(0.1)	(13.4)	(0.1)	(14.5)	(0.1)
Minority interest	9.5	0.1	359.0	2.5	64.2	0.5

Net income	210.9	1.4	85.5	0.6	257.0	1.9

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     Net sales revenue. Net sales revenue increased by 7.4% to R$14,902.9 million in the year ended December 31, 2007 from R$13,880.4 million in the year ended December 31, 2006 mainly due to the following factors in each of our banners:

     Pão de Açúcar banner net sales revenue increased by 1.9% to R$3,149.1 million in 2007 from R$3,091.7 million in 2006. This increase was the result of the opening of three stores on the second half of 2006 and one store in 2007. Pão de Açúcar banner recorded the best performance in terms of store sales among our banners for 2007 with gross sales of R$3,743.6 million, representing an increase of 2.7% relative to 2006.

     CompreBem net sales revenue increased by 8.7% to R$2,477.1 million in 2007 from R$2,279.5 million in 2006. This increase was due to the opening of nine stores in late 2006 and five new stores in 2007 as well as the renovation of 20 stores in 2007.

     Sendas net sales revenue decreased by 2.0% to R$1,150.5 million in 2007 from R$1,173.6 million in 2006. This decrease was due to the closing of three stores and the conversion of one store to the CompreBem banner in late 2006.

     Extra net sales revenue increased by 8.7% to R$7,664.8 million in 2007 from R$7,050.1 million in 2006, mainly as a result of the opening of five new stores in late 2006 and seven new stores in 2007 as well as the conversion of one store from the Pão de Açúcar format to the hypermarket format (fully rebuilt) in 2007.

     Extra Eletro net sales revenue decreased by 8.7% to R$260.8 million in 2007 from R$285.6 million in 2006. This decrease was mainly due to the closing of eight stores in 2007.

     We acquired the Assai stores in November 2007 and cannot therefore provide a year-to-year comparison of this banner’s net sales revenue.

     Gross Profit. Our total gross profit increased by 6.7% to R$4,178.4 million in 2007 from R$3,917.4 million in 2006, mainly as a result of a review of our pricing policy which enhanced our competitiveness and overall profitability beginning in the second half of 2006. In 2007, our new pricing policy was already fully reflected in our results. Our gross margin decreased to 28.0% in 2007 from 28.2% in 2006.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 4.0% to R$3,152.4 million in 2007 from R$3,031.1 million in 2006. Selling, general and administrative expenses as a percentage of net sales decreased by 0.6% to 21.2% in 2007 from 21.8% in 2006. This decrease resulted from the expense reduction programs that were implemented in 2006 and consolidated in 2007. These programs modified our administrative structure and generated economies of scale and productivity gains in various managerial processes.

     Depreciation and Amortization. Depreciation and amortization increased by 0.5% to R$550.7 million in 2007 from R$547.9 million in 2006. This increase resulted from capital expenditures in 2007.

     Financial Income. Financial income decreased by 20.5% to R$344.4 million in 2007 from R$433.4 million in 2006, mainly due to a 32.3% reduction in our average cash position in 2007 and lower interest rates in 2007 as compared to 2006.

     Financial Expenses. Financial expenses decreased by 15.1% to R$555.6 million in 2007 from R$654.0 million in 2006. This reduction resulted from lower interest rates (Selic of 11.3% per year in 2007 as compared to 13.3% per year in 2006).

     Operating Income. Operating income increased by 263.5% to R$235.2 million in 2007 from R$64.6 million in 2006 as a result of the foregoing.

     Non-operating Income (Expense). Non-operating expenses decreased by 97.2% to R$9.1 million in 2007 from R$323.2 million in 2006. This decrease was due to the constitution of a provision for the partial reduction of goodwill of Sendas Distribuidora in 2006. Net non-operating income in 2007 also includes asset write-offs related to the closing of stores.

     Income (Expense) Before Income Taxes, Employee Profit Sharing and Minority Interest. Income taxes, employee profit sharing and minority interest represented a positive result of R$226.1 million in 2007 as compared to a negative result of R$258.6 million in 2006 due to the factors described above.

     Income Tax Benefits (Expense). Income tax expenses increased by 653%, to R$11.3 million in 2007 from R$1.5 million in 2006. The effective tax rate increased from a negative basis of 0.6% to a positive basis of 5%. The main reason for such fluctuation is related to the recognition of deferred income tax assets for Sendas Distribuidora (which is consolidated under BRGAAP).

     Employee Profit Sharing. The profit sharing paid to employees in 2007 represented R$13.4 million, compared to R$13.4 million in 2006, taking into account the headcount and years of service at the Company.

     Net Income. Net income increased by 146.4% to R$210.9 million in 2007 from R$85.5 million in 2006 due to reasons mentioned above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     Net sales revenue. Net sales revenue increased by 3.5% to R$13,880.4 million in the year ended December 31, 2006 from R$13,413.4 million in the year ended December 31, 2005 mainly due to the following factors in each of our banners:

     Pão de Açúcar net sales revenue decreased by 4.7% to R$3,091.7 million in 2006 from R$3,244.9 million in 2005. This decrease was mainly due to the conversion of three stores to the CompreBem banner and to the closing of 21 stores during 2006.

     CompreBem net sales revenue increased by 3.9% to R$2,279.5 million from R$2,194.3 million in 2005, mainly due to the conversion of four stores from other banners to the CompreBem format and to the opening of nine new stores.

     Sendas stores net sales revenue decreased by 2.9% to R$1,173.6 million in 2006 from R$1,209.1 million in 2005. One of the main factors behind these results was the closing of three Sendas stores during 2006.

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

     Non-operating Income (Expense). We recorded non-operating income (expense) of R$(323.2) million in 2006 and non-operating income of R$32.1 million in 2005, due to the accrual of a provision for partial reduction of goodwill of Sendas Distribuidora, with a net effect on our consolidated non-operating income of R$268.9 million in the fourth quarter of 2006. Net non-operating income in 2006 also includes asset write-offs related to the closing of stores.

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

     5B. Liquidity and Capital Resources

     We have funded our operations and capital expenditures mainly from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES, issuances of debentures and loans from banks. In addition, we fund our working capital needs through a receivables securitization investment fund (PAFIDC).

     At December 31, 2007, we had R$1,064.1 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements.

     Our main cash requirements include:

  the servicing of our indebtedness;

  capital expenditures, including the construction and remodeling of new stores and investments in our infra-structure;

  consumer credit;

  acquisitions of other supermarket chains; and

  distribution of dividends and interest on shareholders’ equity.

     Our primary sources of liquidity have historically been cash flows from our operating activities and borrowings. Net cash from operating activities was R$562.4 million in 2007, R$937.6 million in 2006 and R$1,063.5 million in 2005. Net cash provided by (used in) financing activities was R$539.2 million in 2007 (after payment of R$20.3 million in dividends), R$(448.5) million in 2006 (after payment of R$62.1 million of dividends) and R$(594.3) million in 2005 (after payment of R$89.1 million in dividends). In 2007, these cash flows were primarily used for investments in the capital expenditures program, totaling R$1,293.9 million.

     At December 31, 2007, our total outstanding debt was R$3,165.8 million, consisting of:

  R$1,987.3 million in real-denominated loans,

  R$1,162.1 million in U.S. dollar-denominated debt, and

  R$16.4 million in debt linked to a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.

     At December 31, 2007, R$1,162.1 million of our debt was U.S. dollar denominated. In addition, we have R$16.4 million of debt in favor of BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. During the last years we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for more than 95% of our U.S. dollar-denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are then effectively liable for amounts in reais and interest at a percentage of an interbank variable interest rate (CDI). The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations. (Under U.S. GAAP we account for these financial instruments at fair value with resulting effect in the income statement).

     We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

     Total debt at December 31, 2007 increased by R$497.6 million from R$2,668.2 million in 2006 to R$3,165.8 million in 2007. Our most significant debt was incurred in connection with the acquisition and construction of new stores, and with the remodeling of the existing stores. Our cash interest expense was R$490.4 million in 2007, R$113.6 million in 2006 and R$547.3 million in 2005.

     Several banks provide us with short-term financing. Two of these banks, ABN-Amro and Santander, individually represent more than 10.2% of the total amount of short-term debt outstanding as of December 31, 2007. Although we have no committed lines of credit with these banks, our management believes we are in good standing with our lenders and have sufficient available credit for our needs. These short-term U.S. dollar-denominated financings are guaranteed by a promissory note.

     Our long-term debt net of current portion totaled R$919.3 million, R$1,382.2 million and R$1,615.4 at December 31, 2007, 2006 and 2005 respectively. The balance consists primarily of long-term expansion program loans from BNDES, working capital loans from Brazilian banks and debentures we issued.

     We have entered into five lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation, based on the TJLP plus an annual spread, or are denominated based on a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 13(ii) to our audited consolidated financial statements included in this annual report.

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

     We issued a number of convertible and non-convertible debentures between 1997 and 2007, some of which have since been converted into our non-voting preferred shares.

     On October 4, 2002, the shareholders approved the fifth issuance and public placement of debentures. We received proceeds equivalent to R$411.9 million, for 40,149 non-convertible debentures issued as the first series of this fifth issuance. The debentures are indexed to the average rate of CDI and accrue an annual spread of 1.45%, which is payable semi-annually. The remuneration of the first series was subject to renegotiation or a put exercised in October 2004. The first series was renegotiated to accrue the CDI plus an annual spread of 0.95% as from October 1, 2004, which was payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The fifth issuance of debentures was totally paid on September 28, 2007.

     On March 1, 2007, the shareholders approved the sixth issuance and public placement of debentures. We received proceeds equivalent to R$779.6 million, for 77,965 non-convertible debentures issued as the first (54,000) and second (23,965) series of this sixth issuance. The debentures are indexed to the average rate of CDI and accrue an annual spread of 0.5%, which is payable semi-annually. The principal amount will be repaid in three equal installments on March 1, 2010, 2011 and 2012. At December 31, 2007, we had 77,965 non-convertible debentures outstanding from the first and second series of our sixth issuance, totaling R$807.5 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to 3.25.

     For more information on our convertible and non-convertible debentures, see note 14 to our audited consolidated financial statements included in this annual report.

     On September 19, 2003, we concluded the structure of “Pão de Açúcar Fundo de Investimento em Direitos Creditórios” (or “PAFIDC”), a receivables securitization fund. The PAFIDC has duration of five years, renewable for one additional five-year period, beginning from the date of the first subscription of quotas. The capital structure of PAFIDC is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by us. Senior quotas will be divided in two series: Series A for which the benchmark remuneration (i) was 103% of CDI (Certificado de Depósito Interbancário), an interbank variable interest rate, during the period beginning on the date of the first subscription of quotas and ending on February 20, 2004 and (ii) is 105% of CDI as from February 21, 2004; and Series B for which the benchmark remuneration is 101% of CDI. The holders of senior quotas series B redeemed on June 23, 2007 the principal amount of R$133.7 million. The series A quota holders of R$556.8 million will redeem their quotas at the end of the fund’s duration. The senior C quota holders of R$133.3 million will redeem their quotas at the end of the fund’s duration. Upon consolidation of PAFIDC, senior quotas are recorded as current and non-current loans and financing. Subordinated quotas have a single series. Beginning in February 2004, the quotas are nominative and could be listed for negotiation the over-the-counter market. We hold a retained interest of 19.2% (subordinated quotas) and will redeem the subordinated quotas only after the redemption of senior quotas (or at the end of the PAFIDC’s duration). Subordinated quotas are non-transferable and nominative. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the PAFIDC’s net assets after absorbing any default on the credit rights transferred to PAFIDC and any losses attributed to the PAFIDC.

     We invested R$100.0 million in October 2003, R$29.9 million in July 2004 and R$7.7 million in September 2007, in subordinated quotas of PAFIDC and transferred credit rights to the securitization fund. In 2007, we transferred to PAFIDC customer credit financing and accounts receivable from credit card companies, in securitization transactions totaling R$7,381.4 million in 2007, R$7,299.7 million in 2006 and R$6,750.1 million in 2005. The outstanding balance of these receivables at December 31, 2007 was R$825.6 million and R$845.7 million in 2006. For all securitizations, we retained servicing responsibilities and subordinated interests. The default credits will be collected by PAFIDC’s administrator, which will be assisted by our collection department, for which we do not receive fees for such service. The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us. PAFIDC is consolidated into our financial statements.

     In 2007, our capital expenditures totaled R$1,293.9 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were R$902.2 million in 2006 and R$899.6 million in 2005. For specific use of our capital expenditures in 2007, see “Item 4A – Information on the Company – History and Development of the Company – Capital Expansion and Investment Plan.”

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

     5F. Tabular disclosure of contractual obligations

     The following table summarizes significant contractual obligations and commitments at December 31, 2007 that have an impact on our liquidity:

	Payment Due by Period

		Less than	One to three	Three to five	After five
Contractual Obligations	Total	one year	years	years	years

	(in millions of reais)
Long–term debt	1,642.2	988.2	266.4	387.6	-
Debentures	805.3	25.7	-	519.7	259.9
Estimated interest payments(1)	312.2	225.3	84.2	2.7	-
Taxes, other than on income	311.3	60.5	105.5	105.4	39.9
Sales lease back	1,040.5	11.5	26.0	30.6	972.4
Financial Leasing	92.9	23.8	33.3	3.5	32.3
Operating lease(2)	750.1	170.1	262.9	184.0	133.1
Puttable Minority Interest	125.3	-	-	125.3	-
Other	16.0	16.0	-	-	-

Total contractual obligations	5,095.8	1,521.1	778.3	1,358.8	1,437.6

______________________
(1) Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts. Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate at December 31, 2007. However, our long- term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.
(2) Operating leases include minimum rental obligations which are not distinguished in the Brazilian GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Board of Directors

     Our board of directors is currently composed of the following members:

Name	Position	Since

Abilio dos Santos Diniz	Chairman	1995
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003
João Paulo Falleiros dos Santos Diniz	Director	1999
Pedro Paulo Falleiros dos Santos Diniz	Director	2003
Geyze Marchesi Diniz	Director	2005
Jean-Charles Henri Naouri	Director	2005
Hakim Laurent Aouani	Director	2005
Francis André Mauger	Director	2005
Michel Alain Maurice Favre	Director	2006
Jacques-Edouard Marie Charret	Director	2008
Candido Botelho Bracher	Director	2005
Fábio Schvartsman	Director	2007
Maria Silvia Bastos Marques	Director	2003
Guilherme Affonso Ferreira	Director	2008

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

     Mrs. Ana Maria Falleiros dos Santos Diniz D'Avila is a member of our board of directors since 2003. She has a bachelor's degree in Business Administration from Fundação Armando Álvares Penteado (FAAP) and postgraduate degree in Marketing from Fundação Getúlio Vargas and from FAAP. Mrs. Diniz D'Avila is the daughter of Mr. Abilio Diniz.

     Mr. João Paulo Falleiros dos Santos Diniz is a member of our board of directors since 1999. He was an executive officer in charge of our associated companies and our International Division. Mr. João Paulo Diniz has a bachelor's degree in Business Administration from Fundação Getúlio Vargas and has attended the London Business School. Mr. João Paulo Diniz is the son of Mr. Abilio Diniz.

     Mr. Pedro Paulo Falleiros dos Santos Diniz is a member of our board of directors since 2003. Mr. Pedro Paulo Diniz is a businessman and the president of PPD Sports. Mr. Pedro Paulo Diniz is the son of Mr. Abilio Diniz.

     Mrs. Geyze Marchesi Diniz is a member of our board of directors since 2005. She has a bachelor's degree in Economics and earned an MBA from Fundação Getúlio Vargas. Mrs. Marchesi Diniz is Mr. Abilio Diniz’s wife.

     Mr. Jean-Charles Henri Naouri is a member of our board of directors since 2005. Mr. Naouri is Chairman and Chief Executive Officer of Casino group. Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, has studied at Harvard University and at Ecole Nationale d'Administration.

     Mr. Hakim Laurent Aouani is a member of our board of directors since 2005. Mr. Aouani is Director of Corporate Finance at Casino group. Mr. Aouani received a degree from SUPELEC Engineering School with a major in telecommunication and also holds a degree in business administration from HEC Business School.

     Mr. Francis André Mauger is a member of our board of directors since 2005. Mr. Mauger is Director of Latin America Operation of Casino group. Mr. Mauger has attended The Ecole Hôteliere de Lausanne – Swiss.

     Mr. Michel Alain Maurice Favre is a member of our board of directors since 2006. Mr. Favre is Administrative Financial Officer of Casino group. He previously served as Administrative Financial Officer of Grupo Altadis and was member of board of directors and responsible for several divisions of Grupo Valeo. Mr. Favre has a degree in Business Administration from HEC Business School.

     Mr. Jacques-Edouard Marie Charret is a member of our board of directors since 2008. Mr. Charret is Marketing and Commercial – Food Products of Casino group. Mr. Charret has a degree in Economy and earned a MBA in marketing.

     Mr. Candido Botelho Bracher is a member of our board of directors since 2005. Mr. Bracher was a director of Banco Itamarati S.A. and Vice President of BADESP – Banco de Desenvolvimento do Estado de São Paulo S.A. Mr. Bracher is President of Banco Itaú BBA S.A. Mr. Bracher has a degree in Business Administration from Fundação Getúlio Vargas.

      Mr. Fábio Schvartsman is a member of our board of directors since 2007. Mr. Schvartsman is the chief executive officer of Telemar Participações and member of the board of directors of the companies Telemar Norte Leste, Contax and Gafisa. Mr. Schvartsman has a degree in Engineering and has postgraduation degrees in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Business Administration from Fundação Getúlio Vargas.

     Mrs. Maria Silvia Bastos Marques is a member of our board of directors since 2003. Mrs. Marques is the CEO of Icatu Hartford. She was the former President of the Instituto Brasileiro de Siderurgia, Officer-Director of Companhia Siderúrgica Nacional, Municipal Secretary of Finance of the City of Rio de Janeiro and Director of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Mrs. Marques has a degree in Public Administration from Fundação Getúlio Vargas, where she earned a master's degree and a doctoral degree.

     Mr. Guilherme Affonso Ferreira is a member of our board of directors since 2008. Mr. Ferreira is the CEO of Bahema Participações S/A. He was the former President of Bahema Agropecuária S/A and Bahema S/A and has been a member of the board of directors of Unibanco Holdings since 1998. Mr. Ferreira has a degree in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Economics and Politics from Macalester College.

Executive Officers

     The following table sets forth the name, position and the year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected

Cláudio Eugênio Stiller Galeazzi	Chief Executive Officer	2007
Enéas César Pestana Neto	Chief Financial Officer	2003
José Roberto Coimbra Tambasco	Chief Operational Officer	2003
Hugo Antonio Jordão Bethlem	Chief Supply Chain Officer	2003
Caio Racy Mattar	Investment and Construction Officer	1995
Sylvia de Souza Leão Wanderley	Hypermarkets Officer	2008
Jorge Fernando Herzog	Regional Operations Officer	2008
Antonio Ramatis Fernandes Rodrigues	Commercial Officer	2007
Daniela Sabbag	Investor Relations Officer	2006

      Mr. Cláudio Galeazzi holds a degree in accounting and is partner and founder of Galeazzi & Associados. Due to the positive results of the work performed by Galeazzi & Associados in Sendas Distribuidora, he was hired as our CEO in 2007. He focused his professional activities in business management, participation in boards of directors and companies’ restructuring. At the age of 26, he served as Managing Director of the Argentinean and Brazilian subsidiaries of Dow Chemical Corp. Before the foundation of Galeazzi & Associados, he served as chairman of Cesbra, John Sommers (a joint venture between British Petroleum and Brascan) and as vice-chairman of British Petroleum Mineração do Brasil. He also served as Chairman of the Conselho Nacional do SESI (as appointed by the President of the Republic of Brazil), Executive Officer of Fiesp and IEL, and Vice-Chairman of ANFAC. During restructuring processes, he served as CEO of Artex, Mococa, Vila Romana, Cecrisa and Lojas Americanas, among others. Cláudio Galeazzi’s consultancy firm will continue to render services to Sendas Distribuidora in the same conditions agreed before Cláudio hiring process.

     Mr. Enéas César Pestana Neto has been our Chief Financial Officer since 2006 and began his career with us in 2003, as an Administrative Officer. He was the Vice-President of Laboratório Delboni Auriemo and has worked for GP Investimentos and Carrefour. Mr. Pestana holds a degree in Accounting from Pontifícia Universidade Católica de São Paulo – PUC.

     Mr. José Roberto Coimbra Tambasco is our Chief Operating Officer. Mr. Tambasco has a degree in Business Administration from Fundação Getúlio Vargas. Mr. Tambasco began his career with us in 1979 and has been our executive officer since 2003.

     Mr. Hugo A. Jordão Bethlem is our Chief Supply Chain Officer. Mr. Bethlem was the Commercial Officer of DiCicco, Jerônimo Martins, Parque Temático Play Center and Carrefour. Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas – FMU and has a post-graduate degree in Administration from Cornell University. Mr. Bethlem began his career with us in 2001 and has been our executive officer since 2003.

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

     Mrs. Sylvia de Souza Leão Wanderley is our Hypermarkets Officer. Mrs. Leão began her career with us in 2000 as a commercial director and has been our executive officer since 2008. She worked as a Commercial and Marketing Director for Wal Mart and has also worked for Mesbla. Mrs. Leão has a degree in Social Communications from FACHA and an Executive MBA from UFRJ.

     Mr. Jorge Fernando Herzog has been our Regional Operations Officer since 2008. He previously served as Sendas Distribuidora Operating Officer for two years. Mr. Herzog has worked for Carrefour for 15 years in several areas such as Operating, Human Resources and Accounting. Mr. Herzog has a degree in Economy from Faculdade Dom Bosco.

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

6.B. Compensation

     For the year ended December 31, 2007, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$19 million. Other non-cash benefits in 2007 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

     In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. as administrator. Within the scope of the private pension plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company in the year ended December 31, 2007, amounted to R$0.9 millions and employees’ contributions amounted to R$2.1 millions with 895 participants.

First Stock Option Plan

     In 1997, our shareholders approved a compensatory stock option plan for our management and certain employees. Our stock option plan is designed to obtain and retain the services of executives and certain employees. Only options covering preferred shares are granted.

     Our stock option plan is managed by a committee elected by our board of directors, the plan management committee. This committee periodically grants share options setting the terms thereof and determining the employees to be included. In addition to managing our stock option plan, the committee is responsible for selecting the manager and employee beneficiaries who are entitled to benefit from the option plan as well as establishing the specific terms and conditions of each option agreement (including the quantity of shares to be acquired) applicable to each of the beneficiaries. The exercise price will not be lower than 60% of the weighted average market price of our shares on the São Paulo Stock Exchange (BOVESPA) during the four business days preceding the date of the option agreement.

     When share options are exercised, we can grant new shares to the new shareholders. Under U.S. GAAP, our stock option plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through the exercise date. Under Brazilian GAAP, the issuance of stock options does not result in any accounting effect. Our stock option plan stipulates that 50% of the options granted vest and can be exercised at the end of three years and the remaining 50% vest and can be exercised at the end of five years. The exercise term expires after a period of three months after the vesting dates. In 1999, our board of directors approved a new grant of options convertible into an additional 3.4 billion preferred shares to be granted under our stock option plan.

Share options (thousands)

			Restatement (*)

	Capital
	increase	2007	2006	2005

Options outstanding at beginning of year		2.941	3.243	3.414
Options granted
Series 9 (granted on April 15, 2005)		-	-	989
Series 10 (granted on July 7, 2006)		-	901	-
Series A1 Gold (granted on April 13, 2007		324	-	-
Series A1 Silver (granted on April 13, 2007		1.122	-	-
Options exercised
Series 7 – December 13, 2005	R$ 6.445	-	-	(291)
Series 6 – April 7, 2006	R$ 7.120	-	(203)	-
Series 7 – May 9, 2006	R$ 92	-	(4)	-
Series 8 – May 15, 2007	R$ 5.631	(195)	-	-
Series 7 – July 10, 2007	R$ 13	(1)	-	-
Series 8 – July 10, 2007	R$ 542	(19)	-	-
Series A1 Gold - July 10, 2007	R$ 0	(3)	-	-
Series A1 Silver - July 10, 2007	R$ 260	(11)	-	-
Series 7 – November 28, 2007	R$ 13	(1)	-	-
Series A1 Gold - November 28, 2007	R$ 0	(11)	-	-
Series A1 Silver - November 28, 2007	R$ 878	(36)	-	-
Series A1 Gold - December 17, 2007	R$ 0	(31)	-	-
Series A1 Silver - December 17, 2007	R$ 1.734	(70)	-	-
Options forfeited		(605)	(517)	(395)
Options expired		(242)	(479)	(474)

Outstanding options granted at end of year		3.162	2.941	3.243

______________________
(*) Restated, according to the reserve split occurred in September 2007.

Second stock option plan

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

     The Meeting of the Stock Option Plan Management Committee held on March 3, 2008, approved the issue of one million, seven hundred, ninety-eight thousand, one hundred and eighty-six (1,798,186) Series A2 preferred shares related to call options for preferred shares, as follows:

     a) The options will be divided into 2 types: Silver and Gold, distributed as follows:

Type	Silver		Gold		Total
	Amount	Strike price	Amount	Strike price	Amount
Starting Tranche	483,893	R$ 26.93	456,208	R$0.01	940,101
Closing Tranche	466,429	R$ 26.93	391,656	R$0.01	858,085
Total	950,322		847,864		1,798,186

b) the starting tranche may be exercised at any moment as of the granting date, in whole or partially, up to the last business day of the 48th granting month.
c) the closing tranche may be exercised as of the 36th month of granting date, in whole or partially, up to the last business day of the 48th of the granting month.
d) The amount of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, pursuant to Item 3.2 of the plan.
e) the strike prices of both types will not be restated.

6C. Board Practices

     According to our by-laws, our board of directors consists of at least 3 (three) and up to 18 (eighteen) members. The directors meet ordinarily, at least once a month, and extraordinarily whenever required. The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three-year terms and are required to be our shareholders. The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, four external directors and five representatives of the Casino group, whose term of office expires in 2011. We are managed by our Conselho de Administração, or board of directors and by our Executive Officers Committee (Diretoria). None of our directors is party to an employment agreement providing for benefits upon termination of employment.

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

      Our executive officers committee is composed of at least 2 (two) and up to 14 (fourteen) members, being one the Chief Executive Officer and the other executive officers, elected by our board of directors. The general responsibilities of our executive officers are determined pursuant to our bylaws, and their duties and titles will be established by our board of directors.

      The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to stockholders each fiscal year on the status of our business activities and presenting the year-end balance sheets and other legally required financial statements, submitting investment programs and budgets to our board of directors.

      Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. Currently, the term of all executive officers expires in April, 2008.

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

     The responsibilities of the audit committee are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. At our general shareholders' meeting held on April 30, 2008, Gerald Dinu Reiss, at that time member of our board of directors, was not reelected to the board. Accordingly, his position as president and member of our audit committee also terminated. As a consequence, we currently have only two members, namely Maria Silvia Bastos Marques and Fábio Schvartsman.

     Human Resources and Compensation Committee

     The human resources and compensation committee holds meetings at least once every two months and will have the following assignments: (i) to provide guidelines to the profile of the officer that will become our Chief Executive Officer; (ii) to examine candidates for election to our board of directors, in light of their commercial experience, expertise and economic, social and cultural activity; (iii) to examine candidates for appointment to our executive officers committee; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using similar Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using similar Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our company and our controlled companies who could be our future leaders and follow up the development of their career. Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D'Avila, Geyze Marchesi Diniz and Francis André Mauger.

     Financial Committee

     The financial committee holds meetings at least once every two months and will have the following assignments: (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us and any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to accompany and supervise the implementation and accomplishment of our annual investment plan; (vi) to accompany the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure. Our financial committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Hakim Laurent Aouani and Michael Alain Maurice Favre.

     Innovation and Development Committee

     The innovation and development committee will hold meetings at least once every three months and will have the following assignments: (i) to review the projects related to business and technology innovations as well as to recommend to our company the introduction of such innovations; (ii) to review and propose market opportunities or new business formats to strengthen our growth strategy; and (iii) to review the real estate expansion plans. Our innovation and development committee is composed of Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz and Francis André Mauger .

Advisory Board

     In addition to the committees described above, our by-laws provide for an ad hoc advisory board of up to 13 (thirteen) members, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors. Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the president of our board of directors. The current term of all members of our advisory board is 3 (three) years, reelection being permitted, and such members may receive a compensation set forth by our general shareholders’ meeting. Our advisory board was elected by our shareholders in the shareholders’ meeting held on June 22, 2005 and is comprised of the following members, most of them economists or former ministers of economy of Brazil: Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales, Arthur Antonio Sendas and Fernando Maida Dall Acqua and Yoshiaki Nakano.

     For the year ended December 31, 2007, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$19 million. Other non-cash benefits in 2007 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

     6D. Employees

     Our workforce at December 31, 2007 consisted of 66,165 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our hourly employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

     The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2007, 2006, 2005, 2004 and 2003:

	At December 31(1)

	2007	2006	2005	2004	2003

Operational	55,494	53,495	53,187	53,177	46,094
Administrative	10,671	10,112	9,616	10,307	9,463
Total	66,165	63,607	62,803	63,484	55,557

(1) Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in the final month of each period presented by 220 hours.

     6E. Share Ownership

     At May 25, 2007, the board members owned an aggregate amount of 85 common shares. The members of our board of directors and our executive officers, on an individual basis and as a group, own less than 1% of our common stock. See “Item 7A.—Major Shareholders and Related Party Transactions—Major Shareholders.” As of May 15, 2007, our management and some of our employees also owned options to purchase an aggregate amount of 97,470,000 preferred shares at per-share purchase price of R$57.77. None of the members of our management and our employees holds any options to purchase our common shares. See “Item 6B. Directors, Senior management and Employees – Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     7A. Major Shareholders

     The following table sets forth information as of April 30, 2008, with respect to holdings of our capital stock:

Shareholder	Common Shares		Preferred Shares		Total Shares

	Number	Percentage	Number	Percentage	Number	Percentage

Wilkes Participações S.A	65,400,000	65.61%	-	-	65,400,000	28.63%
Peninsula Particìpações Ltda	2,784,175	2.79%	2,608,467	2.03%	5,392,642	2.36%
Sudaco Participações Ltda	28,619,173	28.71%	-	-	28,619,173	12.53%
Segisor S.A.	-	-	3,785,893	2.94%	3,785,893	1.66%
Casino Guichard Perrachon S.A	52	-	-	-	52	-
Abilio dos Santos Diniz	100	-	-	-	100	-
João Paulo F. dos Santos Diniz	-	-	17,800	0.01%	17,800	-
Ana Maria F. dos Santos Diniz D'Avila	1	-	-	-	1	-
Pedro Paulo F. dos Santos Diniz	-	-	721	-	721	-
Jean-Charles Naouri	2	-	-	-	2	-
Rio Soé Empreendimentos e Participações Ltda	2,815,825	2.82%	-	-	2,815,825	1.23%
Flylight Comercial Ltda	-	-	320,629	0.25%	320,629	0.14%
Onyx 2006 Participações Ltda	-	-	20,527,380	16.00%	20,527,380	9.00%
Rio Plate Empreendimentos e Participações Ltda	-	-	4,055,172	3.15%	4,055,172	1.77%
Swordfish Investments Limited	-	-	4,472,620	3.47%	4,472,620	1.96%
Directors and officers	3	-	108,522	0.08%	108,525	0.05%
Others	60,520	0.06%	92,852,299	72.12%	92,912,819	40.67%
TOTAL	99,679,851	100.0%	128,749,503	100.00%	228,429,354	100.00%

     At April 30, 2008, there were 92,852,299 preferred shares held by holders of record in Brazil, representing 72.12% of the total of preferred shares outstanding, and 60,520 common shares held by holders of record in Brazil, representing 0.06%% of the total of common shares outstanding.

Holding Company Goodwill Amortization

     On May 3, 2005, the Diniz Group (group of shareholders composed by the members of the Diniz family) and the Casino Group (a retail company headquartered in France) formed Vieri Empreendimentos e Participações S.A. (“Vieri” or “parent company”), which became the parent company of CBD, whose control is shared by both groups of shareholders.

     When Vieri acquired the common shares of the Company, a higher price was paid in relation to the book value of the Company, thus generating goodwill. In 2006, Companhia Brasileira de Distribuição and the parent company began a restructuring process in order to transfer the goodwill to the Company to obtain the tax deductibility of the goodwill amortization. On December 31, 2007, the estimated tax benefit was approximately R$517.3 million.

     As a first step of the restructuring process, the goodwill was transferred from the parent company to Companhia Brasileira de Distribuição in two phases, including the creation of a new subsidiary by the parent company to where the goodwill was transferred, and subsequently the merger of this new subsidiary into Companhia Brasileira de Distribuição. This first step was concluded on December 20, 2006, with the approval by the shareholders at an Extraordinary General Meeting.

     A valuation allowance, denominated in the books as “Provision for maintenance of shareholders’ equity”, was recorded by the subsidiaries in relation to the goodwill. Accordingly, the remaining net balances correspond to the tax benefit resulting from the future amortization of goodwill.

     On December 31, 2007 the value of the resulting tax benefit related to both income taxes and social contribution tax on profits of the Companhia Brasileira de Distribuição was R$517.3 million. This is shown in the balance sheet as part of deferred taxes which is R$48.7 million as current and R$468.6 million as non-current assets on December 31, 2007, respectively.

     Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects to the Company’s profitability or the flow of dividends to its minority shareholders. The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2007 is shown below:

Balance sheet effects:	In thousands of reais

Cash	37
Unamortized balance of goodwill	2,061,951
Provision for maintenance of shareholders equity	(1,546,463)
Deferred income tax	1,806

Tax benefit balance presented under “Deferred income taxes”	517,331

     In addition to the R$517.3 million tax benefits balance presented as deferred income taxes, this transaction also brought to Companhia Brasileira de Distribuição the amount of R$1.8 million regarding deferred income tax which existed at Vieri.

     The goodwill will be amortized straight line over 5 years, starting in 2008. The provision for maintenance of shareholders` equity was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits that will be generated by its amortization by the Company. This is also the amount necessary to ensure that there will be no reduction in the amount of retained earnings available for the distribution of dividends on account of the future amortization of the goodwill in excess of the related tax benefit. The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders` equity as a capital reserve (Goodwill special reserve). Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder.

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

  may appoint the Chairman of our board of directors up to the 7th year after the date of implementation of the joint venture; from the beginning of the 8th year after the date of implementation of the joint venture and every three years thereafter, there will be an alternating appointment of the Chairman of our board of directors between the two groups, and the Casino group will have the right to the first alternate appointment, for a term-in- office comprising June 22, 2012 to June 21, 2015; however, the Casino group has agreed, for this first alternate appointment, that Mr. Abilio Diniz will continue as Chairman of our board of directors, provided that we maintain a good performance track record. Moreover, for any subsequent terms as to which the Casino group is entitled to name the Chairman, Casino has agreed that Mr. Abilio Diniz will remain Chairman as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record;

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

Leases

     We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which belongs to the Diniz group. These properties include one store from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz and seven stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, 65 stores from the Sendas family, four stores from Barcelona Comércio and 60 stores from the Fundo de Investimento Imobiliário Península. Aggregate payments in 2007 under those leases equaled approximately R$12.5 million to the Diniz family, R$33.2 million to the Sendas family, R$0.4 million to the Barcelona Comércio and R$117.1 million to the Fundo de Investimento Imobiliário Península. We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis. For further information on these leases, see note 26 (v) (i) to our audited consolidated financial statements included in this annual report.

Technical Assistance Agreement with Casino

     In July 2005, we entered into a Technical Assistance Service Agreement with our shareholder Casino, in the total annual amount in Brazilian reais corresponding to U.S.$2.7 million, of which the subject matter is the rendering of services by Casino to us, involving technical assistance in the areas of human resources, trademarks, marketing and communication, global campaigns and administrative assistance, among others. This agreement is effective for seven years, after which term it will be automatically renewed for an undetermined period. This agreement was approved by a board of directors’ meeting and an Extraordinary General Meeting held on August 16, 2005. In 2007, we registered the amount of R$6.3 million (tax included) related to this technical assistance agreement.

Consultancy Agreement with Galeazzi & Associados

     In July 2007, we hired the consultancy firm Galeazzi & Associados to implement a restructuring plan to enhance Sendas Distribuidora’s operational performance in the state of Rio de Janeiro. One of the partners of Galeazzi & Associados, namely Claudio Galeazzi, is currently our CEO.

     The scope of Consultancy Agreement involves: 1) the development of a Strategic and Operational Diagnosis Program, with a view to assessing all the business profitability opportunities, 2) Action Plan in order to take advantage of opportunities identified and 3) business management derived from the development of the Action Plan, aiming at making our operations more competitive, efficient and profitable.

     The timeframe to carry out the project was estimated at 14.5 months, and conclusion foreseen for the third quarter of 2008. The fees are divided into a monthly fixed amount of R$350,000 and a variable amount subject to the fulfillment of goals previously established to improve the company’s profitability.

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

     The following probable losses from existing tax obligations under dispute have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

	2007	2006

	(millions of reais)

Taxes:
COFINS and PIS	1,086.2	1,011.3
Labor claims	50.2	42.7
Civil and other	173.4	155.4

	1,309.8	1,209.4

Judicial deposits	(93.6)	(71.8)

Total accrued liabilities for legal proceedings	1,216.2	1,137.6

     Taxes on Revenues

     We are questioning the constitutionality of the increase of the tax rate of the PIS and the COFINS taxes, which accrue on revenues, as well as the expansion of their tax basis as of February 1, 1999 because we believe these changes could only be introduced by a law complementary to the Federal Constitution. On September 1999, the lower court issued a ruling in our favor. The federal government appealed the decision and is awaiting a final judgment. At December 31, 2007, we had a provision of R$1,086.2 million that we believe corresponds to the amount of PIS and COFINS we did not collect, based on the lower court decision, and this provision is monetarily updated. Since these contributions are not being collected, the federal government has issued tax assessment notices to charge the corresponding values not collected.

     In March 2004, we filed an injunction seeking a judicial authorization so as to ensure the right to enlist the credit resulting from the COFINS levied on the inventory at the rate of 7.6% in a single installment.

The preliminary order was granted. According to this decision, we did not collect the amount of R$32.9 million. The chances of success for this lawsuit are deemed possible. As of December 31, 2007, the amount recorded was R$22.4 million.

     Social Security Contributions

     We are challenging the constitutionality of some social security contributions, such as the contributions for education allowance (salário educação) and for worker’s compensation insurance (SAT), as well as our right to offset the amount we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not been collecting some of these contributions and/or we have been offsetting overpaid contributions with other social security contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed these decisions and, with regard to worker’s compensation insurance (SAT) the court ruled against us, prompting us to join the Special Installments Program (Parcelamento Especial - PAES) pursuant to Law 10,684/2003 and pay the amount of R$256.6 million of social security contributions in installments. As of December 31, 2007, the amount of R$206.7 million was recorded in our current liabilities and non-current liabilities as Taxes payable in installments.

     Furthermore, the Social Security Institute – INSS filed several assessment tax notices, to charge the social security contribution levied on payments that we do not believe should be included in the calculation of this contribution, since they do not reflect a consideration for the work accomplished and are not paid habitually, in the approximate amount of R$116.5 million. We presented administrative defenses, and are awaiting a decision. We believe our chances of success are possible, and there is no provision accrued for this contingency.

     Income Tax

     In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 6.3% for February 1989. The federal government also appealed the decision and is awaiting a final judgment. The federal government is charging the values not collected since there is a lawsuit in the amount of R$54.1 million. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2004, we had a provision of R$10.6 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 6.3% inflationary index for February 1989 and the 70.3% rate, which was fully settled in June 2005. As of December 31, 2007, the amount recorded was R$6.2 million.

     The federal government is charging the values resulting from additional amounts that have not been included in the calculation of the Corporate Income Tax in the amount of R$69.3 million; we believe our chances of success in this suit are possible.

     ICMS - State Value-Added Tax on Sales and Services

     We were served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. At the end of 2007, we were again served notice by the State of São Paulo, amounting to nearly R$557.8 million, of which approximately R$425.0 million were classified by the management and legal counsels, as possible losses. The total amount of these assessments amounts to R$878.1 million (R$330.9 million in 2006), which await a final decision in the administrative and court levels.

     Other Tax-Related Matters

     In June 1990, we filed an injunction seeking protection for non-payment of the Brazilian social contribution on profits, which we claimed to be unconstitutional based on the fact that this tax should have been enacted by a complementary law to the Brazilian Constitution. We obtained a favorable decision from the lower court in March 1991. Although no appeal was presented by the Federal government, pursuant to Brazilian law, this lawsuit was submitted to mandatory review of the Regional Federal Court, which in February 1992, confirmed the lower court’s decision. Based on the opinion of our legal counsel, we believe that the federal tax authorities have no further legal appeal available to collect this contribution on a retroactive basis. To sum up, according to our lawyers, the chances of the Federal Tax Authorities succeed in any claim related to this subject are unlikely.

     The Internal Revenue Service issued tax assessment notice charging the IRRF, PIS, COFINS and CPMF. According to our lawyers, our chances of loss in these administrative defenses are deemed possible to R$243.6 million (R$212.9 million in 2006).

     Taxes related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes – ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and others – amount to R$17.9 million, which is classified as possible loss by our legal counsels and is pending administrative and court decisions. In 2006, the likelihood of loss was classified as remote by our legal counsels.

     Labor Claims

     We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2007, we had a provision of R$50.2 million (in addition to judicial deposits in the amount of R$47.8 million) for labor related loss contingencies, since it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

     Other

     The Company is defendant, at several judicial levels, in lawsuits of civil nature and others. The Company sets up provisions for losses in amounts considered to be sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable. For further information on these lawsuits, see note 16 to our audited consolidated financial statements included in this annual report. At December 31, 2007, we had a provision of R$108.8 million (in addition to judicial deposits in the amount of R$45.9 million) for liabilities in connection with civil and other lawsuits.

     Subsequent changes in the expectation of risk of the referred lawsuits may require the recording of additional provisions for contingencies.

Dividend Policy and Dividends

     General

     Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each year at which an annual dividend may be declared. Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to that established 50% of the net profits adjusted pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the net profits adjusted according to Brazilian corporate law. Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds. For further information see item “10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”

     Dividend Policy and History of Dividend Payments

     The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2003:

Period	Description	First payment date	R$ per preferred share (1)	R$ per common share (1)	Total amount in dividends and interest on shareholders' equity (in R$ millions)

2003	Dividends	June 2004	0.2544	0.2313	54.8
2004	Dividends	June 2005	0.4133	0.3757	89.1
2005	Dividends	June 2006	0.3101	0.2819	62.0
2006	Dividends	June 2007	0.0930	0.0845	20.3
2007	Dividends	June 2008	0.2288	0.2080	50.1

(1) The dividend accrued in December 31, 2007 was approved at the annual shareholders’ meeting held on April 30, 2008 and will be paid in June 2008. Taking into account the (ratio) reverse stock split that became effective on September 1, 2007. In order to facilitate the comparison of the per share information in all periods presented, we restated our financial statements for the years ended December 31, 2003 to 2006 to take into account the 500:1 stock split as if it had already occurred on January 1, 2003. According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

     Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10D – Additional Information – Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the registrar for the preferred shares underlying the ADSs. The current registrar is Banco Itaú S.A.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.” Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

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

     The Extraordinary General Meeting held on July 30, 2007 approved the conversion of 113,885,493,433 non-par shares, of which 49,839,925,688 are common shares and 64,045,567,745 are preferred shares, representing the Company’s capital stock, at the ratio of five hundred (500) existing shares for one (1) share of same type, and the Company’s capital stock now is represented by 227,770,986 non-par shares, of which 99,679,851 are common shares and 128,091,135 are preferred shares. The number of shares and paid-in capital are already present in this note considering such conversion.

     Each ADS represents 1:2 preferred shares, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as depositary.

     The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the São Paulo Stock Exchange, in reais and U.S. dollars:

	High	Low	High	Low	R$ Average Daily Trading Volume

Calendar Period	R$		U.S.$(1)

2003(2)	35.50	20.00	12.29	5.97	2,562,900
2004(2)	38.74	21.47	13.46	6.91	3,349,238
2005(2)	38.50	28.40	16.45	12.13	5,841,394
2006(2) :
1st quarter	49.43	38.53	22.75	17.73	10,006,019
2nd quarter	44.85	30.75	20.72	14.21	11,858,911
3rd quarter	34.35	28.00	15.81	13.89	9,979,949
4th quarter	37.85	28.15	17.70	13.17	13,079,044
2007:
1st quarter	38.08	29.53	18.57	14.40	11,951,805
2nd quarter	38.25	29.50	19.86	15.32	19,037,432
3rd quarter	40.75	27.44	22.16	14.92	19,455,678
4th quarter	35.20	27.05	19.87	15.27	27,085,753

Share prices for the most recent six months are as follows:

November 2007	30.10	27.49	16.88	15.41	25,821,992
December 2007	35.20	29.70	19.87	16.77	29,443,884
January 2008	33.00	27.81	18.75	15.80	20,764,553
February 2008	36.90	31.10	21.92	18.48	26,420,489
March 2008	37.15	34.15	21.24	19.52	30,052,779
April 2008	38.00	35.25	22.52	20.89	21,884,088
May 2008 (through May 12)	40.70	39.00	24.31	23.29	18,142,421
______________________
(1)
Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. There was a significant devaluation of the Brazilian real in early 2002 and 2003. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.”

(2)	As restated due to the reverse stock split of the shares.

     On May 12, 2008, the closing sale price for the preferred shares on the São Paulo Stock Exchange was R$39.50 per preferred share, equivalent to U.S.$66.13 per ADS translated at the exchange rate of R$1.6743 per U.S.$1.00, the commercial market rate on such date. On the same date, the closing sale price for our ADSs on the NYSE was US$47.40. The ADSs are issued under a deposit agreement and The Bank of New York serves as depositary under that agreement.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais:

					U.S.$ Average
					Daily Trading
	High	Low	High	Low	Volume

Calendar Period	U.S.$ ADSs		R$ ADSs

2003	25.15	11.44	72.66	33.05	2,374,799
2004	27.74	13.37	80.68	41.55	3,287,320
2005	34.61	25.53	81.01	59.76	6,392,071
2006:
1st quarter	46.13	34.37	100.21	74.67	10,012,190
2nd quarter	42.15	27.14	91.23	58.74	12,000,366
3rd quarter	31.39	25.61	68.19	55.64	7,943,120
4th quarter	35.02	26.15	74.87	55.91	8,135,213
2007:
1st quarter	34.33	27.83	70.39	57.06	6,133,913
2nd quarter	40.17	28.87	77.38	55.61	12,257,827
3rd quarter	43.77	27.50	80.49	50.57	15,403,909
4th quarter	39.68	29.73	70.29	52.66	14,960,591

Share prices for the most recent six months are as follows:

November 2007	34.89	29.83	62.23	53.21	12,587,895
December 2007	39.68	33.10	70.29	58.63	17,492,765
January 2008	36.83	31.65	64.83	55.71	14,808,760
February 2008	43.94	35.49	73.96	59.74	18,556,575
March 2008	44.55	39.28	77.92	68.70	17,845,819
April 2008	45.89	41.55	77.43	70.10	15,196,790
May 2008 (through May 12)	48.70	46.10	81.54	77.19	21,270,222

     9B. Plan of Distribution

     Not applicable.

     9C. Markets

Trading on the Brazilian Stock Exchanges

     The principal trading market for our preferred shares and common shares is the São Paulo Stock Exchange (BOVESPA). Settlement of transactions on BOVESPA occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia, or CBLC. The CBLC is the central counterparty for transactions effected on BOVESPA, carrying out multi-party settlement for financial obligations and transfers of securities. Under the regulations of the CBLC, financial settlement is carried out through the Sistema de Transferência de Reservas (Reserve Transfer System) of the Central Bank. The settlement of trades of shares is carried out in the custodial system of CBLC. All deliveries against final payment are irrevocable.

     At December 31, 2007, there were 644 companies listed on the BOVESPA.

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

     As the result of a corporate restructuring on August 28, 2007, BOVESPA, which previously was a not-for-profit institution, started to operate as a joint stock corporation. At the same date, BOVESPA Holding was created. BOVESPA Holding operates the stock exchange and the organized over-the-counter markets, through its fully owned subsidiary BVSP. The provision of settlement, clearing and depository services are carried out by BOVESPA Holding’s fully owned subsidiary CBLC.

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, the Brazilian securities commission, which has authority over stock exchanges and the securities markets generally, the Conselho Monetário Nacional–CMN, the national monetary council, and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

     9D. Selling Shareholders

     Not applicable.

     9E. Dilution

     Not applicable.

     9F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     10A. Share Capital

     The Extraordinary General Meeting held on July 30, 2007 approved the conversion of 113,885,493,433 non-par shares, of which 49,839,925,688 are common shares and 64,045,567,745 are preferred shares, representing the Company’s capital stock, at the ratio of five hundred (500) existing shares for one (1) share of same type. The Company’s capital stock is currently represented by 228,429,354 non-par shares, of which 99,679,851 are common shares and 128,749,503 are preferred shares.

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

     In this sense, our by-laws sets forth that the preferred shares are entitled to the following advantages and preferences:

     (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share that is accounted for as a portion of the mandatory dividends (as mentioned below);

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

  amounts allocated to the formation of a tax incentives reserve account;

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

     Tax incentives reserve account. According to the Brazilian Corporation Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our net profits resulting from government donations or subventions for investment purposes.

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

     Under our by-laws, the preferred shares are entitled to: (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, (ii) priority in reimbursement of capital, without premium, in case of liquidation, (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings and (iv) receipt of the mandatory dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per share.

     Consequently, under our by-laws, to the extent funds are available, dividends and/or interest on shareholders’ equity are paid in the following order: (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.08 per preferred share; and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.08 per share, each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition. We are authorized, but not required, to distribute a greater amount of dividends.

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

Board of Directors

     Under the Brazilian Corporate Law, the members of a company’s Board of Directors must be shareholders of the company. There is no requirement as to the number of shares an individual must own in order to act as a member of the Board of Directors.

     According to the Brazilian Corporate Law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

     Our bylaws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

     With respect to the borrowing powers of the Board of Directors, the Board of Directors has the power to authorize the borrowing of funds. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) two executive officers, (ii) one officer and one attorney-in-fact, or (iii) two attorneys-in-fact.

     There is no requirement under the Brazilian Corporate Law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

     For a discussion of our Board of Directors, see “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6C. Board Practices.”

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

  suspension of the rights of a shareholder who has violated Brazilian corporate law or our by- laws;

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

  approval of any issuance of common or preferred shares up to the limit of the authorized capital (400,000,000 shares), and/or any bonuses, debentures convertible into our shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which we are or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

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

  approval of any joint venture between us and third parties involving an individual investment or investments aggregated over a fiscal year in excess of the amount equivalent in reais to U.S.$100,000,000 or in excess of an amount equal to 6% of our shareholders equity (patrimônio líquido) as determined in its latest annual balance sheet, whichever is the higher, provided that the Joint Venture was previously approved by our board of directors;

  approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us (“Investment”) in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais equivalent to U.S.$100,000,000, or in excess of an amount equal to 6% of our shareholders equity as determined in our latest annual balance sheet, whichever is higher; and

  approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to two times EBITDA of the preceding 12 months.

     In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors will have the following duties:

  approval of any Investment in an individual amount or cumulated over a fiscal year in excess of the amount in reais equivalent to U.S.$20,000,000 or in excess of an amount equal to 1% and up to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher; and

  approval of any Financial Arrangement in excess of an individual amount equivalent to one half and up to two times EBITDA of the preceding 12 months.

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

(vi) our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

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

     CBLC is the exclusive clearing house that operates in São Paulo Stock Exchange. CBLC is also responsible for settlement and custody of the shares.

Other Dispositions

     In addition to the provisions already described in this annual report, the Brazilian corporate law and current regulations set forth:

  upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

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

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

      We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on the São Paulo Stock Exchange, we are required to comply with the corporate governance standards set forth in Corporate Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law, and the rules of CVM. The following is a summary of those differences.

Independence of Directors and Independence Tests

     The Brazilian corporate law and our by-laws require that our directors be elected by our shareholders at a general shareholders meeting. Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, five representatives of the Casino group, and four external directors.

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

Audit Committee and Audit Committee Additional Requirements

     Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council (Conselho Fiscal). The fiscal council operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We do not maintain a permanent fiscal council, however if necessary we should install one upon the vote of 2% of our common shares shareholders or 1% of the holders of our preferred shares, pursuant to CVM Instruction 324, dated as of January 14, 2000. In order to comply with the requirements of the Sarbanes-Oxley Act and the rules and regulations of the NYSE, we finished the implementation of an independent audit committee. For further information on our audit committee, see “Directors, Senior Management and Employees – Board Practices – Committees – Audit Committee.”

Shareholder Approval of Equity Compensation Plans

     Our board of directors is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected. However, any issuance of new shares that exceeds such authorized capital is subject to shareholder approval.

Corporate Governance Guidelines

     Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We have adopted and observe corporate governance guidelines in accordance with Brazilian legislation, including a disclosure policy which requires, among other things, the disclosure of our corporate governance guidelines, material facts and annual Financial Reports. In addition, we have adopted and observe a policy on business conduct and ethics and we have implemented a Sarbanes-Oxley Disclosure Committee.

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

     In July 2007, we hired the consultancy firm Galeazzi & Associados to implement a restructuring plan to enhance Sendas Distribuidora’s operational performance in the state of Rio de Janeiro. In December 2007, we elected Cláudio Galeazzi as our CEO. Cláudio Galeazzi’s consultancy firm continues to render services to Sendas Distribuidora under the same conditions as agreed prior to Cláudio Galeazzi becoming our CEO. Our Board of Directors concluded that there is not any conflict of interest in the relationship between Mr. Galleazzi and CBD.

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

     The shareholders’ agreement also establishes certain rights as described below:

  in the event PAIC, Península and Mr. Abilio Diniz decide to transfer, either direct or indirectly, our own equity control, Sendas will be entitled, pursuant to the Sendas shareholders’ agreement, to exercise a put option right against us and therefore to sell the totality of its Sendas Distribuidora’s shares at the price fixed by the shareholders’ agreement.  On the other hand, if Sendas’ controlling shareholder receives from a third party an offer for Sendas’ control, we are entitled to either exercise a right of first refusal and acquire the shares at the terms and conditions offered by such third party or to acquire, at the price fixed under the shareholders’ agreement, the totality of shares in the capital stock of Sendas Distribuidora owned by Sendas.  On October 19, 2006, Sendas notified its put option exercise to us based on a transaction with the Casino Group in 200 5, which would have constituted a change of control of CBD.  We responded to the notification informing that the option is not exercisable on grounds that the transaction between Diniz group and Casino group did not constitute a transfer of our control and therefore it should not constitute a trigger to the put option right.  On October 31, 2006, we were notified by the Fundação Getúlio Vargas Arbitration Chamber (Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV) of the arbitration proceeding initiated by Sendas. On March 13, 2007, we and Sendas executed the arbitration submission agreement, which marked the initiation of the arbitration proceeding. During the proceeding, we and Sendas submitted petitions and documents to the arbitral tribunal and a preliminary hearing was held on October 4, 2007. On April 29, 2008, the Fundação Getúlio Vargas Arbitration Chamber, ultimately expressed an opinion,  which is favorable to CBD, that the transaction with the Casino Group in 2005 did not constitute a change of control of CBD as claimed by Sendas. Accordingly, the claims formalized by Sendas in the arbitration proceeding were denied, specifically the request for the recognition of its alleged right to exercise the put of its shares in Sendas Distribuidora and promptly receive the total amount in cash. Consequently, Sendas, after the transfer value is defined and agreed upon by the parties, has to exchange all of its shares in Sendas Distribuidora with preferred shares of CBD’s capital stock following the terms established in the shareholders’ agreement.

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

      On April 29, 2008, the Fundação Getúlio Vargas Arbitration Chamber, ultimately expressed an opinion, which is favorable to CBD, that the transaction with the Casino Group in 2005 did not constitute a change of control of CBD as claimed by Sendas S.A. Accordingly, the claims formalized by Sendas in the arbitration proceeding were denied, specifically the request for the recognition of its alleged right to exercise the put of its shares in Sendas Distribuidora S.A. and promptly receive the total amount in cash. Consequently, Sendas S.A., after the transfer value is defined and agreed upon by the parties, has to exchange all of its shares in Sendas Distribuidora S.A. with preferred shares of CBD's capital stock following the terms established in the shareholders' agreement.

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

     Barcelona Comércio Shareholders’ Agreement

     Within the scope of the Barcelona Comércio association, we entered into a shareholders’ agreement with Assai’s former controlling shareholders that established a put and call option related to the 40% ownership interest in Barcelona Comércio owned by these former controlling shareholders.

     According to the shareholders’ agreement, in case the call or put options are exercised, the purchase or sales price shall be calculated as follows:

1) The higher amount of seven times our EBITDA and 35.16% of net sales over the last 12 months prior to the option exercise date after deducting net indebtedness and contingencies with probable unfavorable outcome. In case the EBITDA margin is lower than 4.625%, the EBITDA - related criterion will be automatically taken into account; or

2) The initial purchase price net of distributed dividend, restated by IPCA plus 6.5% p.a.

     The exercise of the put and call options is subject to the following conditions:

  if the chairman of Barcelona Comércio does not meet certain parameters set forth in the shareholders’ agreement, the put and call options may be exercised by calculating the sales price pursuant to criterion 1 mentioned above;

  if the chairman of Barcelona Comércio resigns or if the chairman fails to attend more than 1/3 of the Board meetings held during a given fiscal year, the put and call options may be exercised by calculating the sales price pursuant to the lower value of criterion 1 or 125% of the sales price resulting pursuant to criterion 2 mentioned above;

  at any moment, until December 31, 2011, the put and call options may be exercised by calculating the sales price pursuant to the higher value of criterion 1 or 125% of the sales price calculated pursuant to criterion 2 mentioned above;

  from January 1 to January 15 of each calendar year between 2012 and 2014, the put and call options may be exercised by calculating the sales price pursuant to the higher value of criterion 1 or criterion 2 mentioned above; or

  if the chairman of Barcelona deceases or becomes disabled, the put and call options may be exercised by calculating the sales price pursuant to criterion 1 mentioned above.

     In addition, the former controlling shareholders of Assai may exercise the put option as of January 1, 2012 pursuant to the conditions set forth in criterion 1 mentioned above.

     10D. Exchange Controls

     The ownership of preferred or common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian Law.

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

     This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of November 25, 2004, as amended, or Resolution 2,689, of CMN, the National Monetary Council, by a duly registered investor or, if not a registered investor under Resolution 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

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

     Investors under Resolution 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Brazilian Holder”). It is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

     Taxation of Dividends

     Dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us to the depositary in respect of preferred shares underlying ADS or to a Non-Brazilian Holder in respect of preferred shares, are exempt from withholding income tax. Dividends and stock dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

     Distribution of Interest on Shareholders’ Equity

     In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity. Such interest is calculated by reference to the TJLP as determined by the Brazilian Central Bank from time to time and cannot exceed the greater of:

  50% of the net income (after the deduction of social contribution on net profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for purposes of calculating Brazilian corporate income tax and social contribution on net profits as far as the limits described above are observed. Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a tax haven — that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Resident”). To the extent that such payment is accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, plus the amount of declared dividends, is at least equal to the mandatory dividend. To the extent we distribute interest on shareholders’ equity, which distribution is not accounted for as part of the mandatory dividend, we are not obliged to pay such an additional amount on behalf of the shareholders. The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

     Taxation of Gains

     According to Law No. 10,833 of December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil. In this sense, on the disposition of the preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

     Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed with the Brazilian Central Bank. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a Tax Haven Resident, if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain subject to taxation. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a Tax Haven Resident.

     Under Brazilian law, income tax rules on such gains can vary, depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

     Capital gains assessed by a Non-Brazilian Holder on a disposition of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

  exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, or is a Tax Haven Resident. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

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

     As a general rule, the gains realized as a result of a disposition of preferred shares or ADSs is the positive difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

     There is no assurance that the current preferential treatment for Non-Brazilian Holder of ADSs and 2,689 Holder of preferred shares will continue or that it will not be changed in the future.

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

     Tax on Bank Account Transactions (CPMF)

     Until December 31, 2007, as a general rule, transactions carried out in Brazil that resulted in the transfer of funds from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions ("CPMF Tax"), at the rate of 0.38% .

     However, as of January 2008, the CPMF Tax is no longer in force. The Brazilian government could attempt to reestablish the CPMF Tax after February 2008, by submitting a new proposal to the Brazilian Congress, which did not occur as of the date of this Form 20-F. In the event CPMF is reestablished, it will apply only after a period of 90 (ninety) days have elapsed after enactment of the respective introductory legislation ("vacatio legis") and only in regard with respect to future triggering events.

     Taxation of Foreign Exchange Transactions (IOF/Câmbio)

     Pursuant to Decree No. 6,306, dated December 14, 2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, for most exchange transactions, the rate of IOF/Exchange is 0,38%. However, exchange transactions carried out by 2,689 Holders are subject to IOF/Exchange at a zero percent rate. In any case, the Brazilian government may increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

     Tax on Bonds and Securities Transactions (IOF/Títulos)

     Pursuant to Decree No. 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian stock, futures and commodities stock exchanges. As a general rule, the rate of this tax is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

     This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar may be subject to special tax rules.

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

     The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, under current law, the U.S. dollar amount of dividends received in taxable years beginning on or before December 31, 2010 by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

     Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

     Taxation of Capital Gains

     Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

     Passive Foreign Investment Company Rules

     Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

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

     Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at: Avenida Brigadeiro Luiz Antônio, no. 3,172, CEP 01402-901, São Paulo, SP, Brazil.

     10I. Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

     We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See notes 20(c) and 26(i) to our financial statements for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk management.

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

     We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, foreign currency fluctuations and existing issuances of fixed rate debt, foreign currency fluctuations and existing issuances of variable rate debt. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments. Among other facilities, we also use bank loans to meet our financing requirements, originally denominated in U.S. dollars and swapped to obligations in reais accruing interest based on the CDI.

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2007. See notes 13 and 14 to our financial statements.

	As of December 31, 2007

	Expected Maturity Date

									Annual
						There-		Fair	Average
	2008	2009	2010	2011	2012	after	Total	Value	Interest Rate

	(millions of reais)
Assets:
Cash and banks in reais	414.0	-	-	-	-	-	414.0	414.0
Cash equivalents denominated in reais	650.1	-	-	-	-	-	650.1	650.1	100.6% of CDI

Total cash and cash equivalents	1,064.1	-	-	-	-	-	1,064.1	1,064.1

Liabilities:
Loans and financing
Floating rate, denominated in US	14.3	-	-	-	-	-	14.3	14.3	Foreign
dollars									exchange
	7.9	7.9	0.7	-	-	-	16.5	16.6	4,1% over basket
Floating rate, denominated in US									of foreign
dollars									currencies (**)
Floating rate, denominated in US	430.8	1.1	368.2	326.9	-	-	1,127.0	1,103.0	104.7% of CDI
dollars (*)
Floating rate, denominated in US	20.8	-	-	-	-	-	20.8	20.6	100% of CDI
dollars (*)
Floating rate, denominated in reais	823.8	-	-	-	-	-	823.8	823.8	103.6% of CDI
Floating rate, denominated in reais	141.4	100.1	42.4	37.5	34.4	-	355.8	336.6	3.4% over TJLP

Total loans and financing	1,439.0	109.1	411.3	364.4	34.4	-	2,358.2	2,314.9

Debentures
Floating rate, denominated in reais	27.9	-	-	259.8	259.9	259.9	807.5	805.4	0.5% over CDI

Total Debentures	27.9	-	-	259.8	259.9	259.9	807.5	805.4

(*) We entered into cross-currency interest rate swaps in the same amount to exchange the U.S. dollars exposure for R$ indexed by CDI.
(**) Based on a basket of foreign currencies to reflect BNDES’s funding portfolio

The annual TJLP, which is modified quarterly, was as follows:

	2007	2006	2005

First quarter	6.50%	9.00%	9.75%
Second quarter	6.50	8.15	9.75
Third quarter	6.25	7.50	9.75
Fourth quarter	6.25	6.85	9.75

	Annualized Rate

		As of December 31

	Three months
	ended March 31,
	2008	2007	2006	2005

IGP-M(1)	2.6%	7.8%	3.8%	1.2%
CDI (2)	2.5%	11.8%	15.0%	18.0%
TR	0.2%	1.5%	2.0%	2.8%

(1)Índice Geral de Preços - Mercado (general price index) compiled by the Fundação Getúlio Vargas.

(2)Certificado de Depósito Interbancário (interbank variable interest rate), annualized rate at the end of each period.

     We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2007, we had no committed line of credit agreements, other than the BNDES contracts. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a discussion of these agreements.

Foreign Currency Exchange Rate Risk

     We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. Primary exposure is to the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Since January 1, 2003 and through December 31, 2007, the U.S. dollar depreciated by 49.9% against the real, and as of December 31, 2007, the commercial market rate for purchasing U.S. dollars was R$1.7713 to U.S.$ 1.00. In the first three months of 2008, the real appreciated by 1.3% against the U.S. dollar, and as of March 31, 2008, the commercial market rate for purchasing U.S. dollars was R$1.7491 to U.S.$1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2007 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$14.3 million at December 31, 2007 compared to R$14.1 million at December 31, 2006. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2007.

	Expected Maturity Date

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value

	(millions of reais)
Loans and financing
Foreign currencies (**)	7.9	7.9	0.7	-	-	-	16.5	16.6
US dollars	14.3	-	-	-	-	-	14.3	14.3
US dollars (*)	451.6	1.1	368.2	326.9	-	-	1,147.8	1,123.6
reais	965.2	100.1	42.4	37.5	34.4	-	1,179.6	1,160.4

Total loans and financing	1,439.0	109.1	411.3	364.4	34.4	-	2,358.2	2,314.9

Debentures
reais	27.9	-	-	259.8	259.9	259.9	807.5	805.4

Total Debentures	27.9	-	-	259.8	259.9	259.9	807.5	805.4

(*) Originally US dollar-denominated and swapped to CDI.
(**) Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 13 and 14 to the financial statements. As of December 31, 2007, the originally U.S. dollar-denominated debt of R$1,147.8 million (2006 – R$1,230.7 million) which were covered by floating rate swaps in Brazilian reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	As of December 31, 2007

	Expected Maturity Date

								Average
							Fair Value	Paying	Average
					There–		of (Assets)	Rate in	Receiving
	2008	2009	2010	2011	after	Total	Liabilities	reais	Rate

	(millions of reais)
Cross currency and interest rate swap
contracts notional amount								102.3%	5.4% over

US dollars to reais	230.7	142.0	142.2	312.9	-	827.8	312.2	over CDI	U.S.dollar

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

     Management’s Report on Internal Control over Financial Reporting. Management of the Registrant is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

     The effectiveness of internal controls over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements. Ernst & Young’s attestation report on Company’s internal controls over financial reporting is included herein.

ITEM 16. [Reserved]

     16A. Audit Committee Financial Expert

     As disclosed in item 16D below, our audit committee follows the independence requirements of the SEC and the NYSE. Our board of directors determined that at least one of the members of the audit committee must be an audit committee financial expert.

     16B. Code of Ethics

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer and controller. The Code of Ethics can be found at www.gpa-ri.com.br. Information found at this website is not incorporated by reference into this document.

     16C. Principal Accountant Fees and Services

     Ernst & Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2007 and 2006. The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes for services performed in 2007 and 2006, and breakdown of these amounts by category of service:

	2007	2006

	(millions of reais)(1)

Audit Fees	6.1	8.6

Audit–Related Fees	1.3	1.4

Total	7.4	10.0

____________________

(1) Fees including out-of-pocket expenses.

     Audit Fees

     Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees

     Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of the financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards and tax compliance review.

     Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related, tax and other services provided by Ernst & Young Auditores Independentes. Any services provided by Ernst & Young Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2006, none of the fees paid to Ernst & Young Auditores Independentes were approved pursuant to the de minimis exception.

     16D. Exemptions from the Listing Standards for Audit Committees

     On June 13, 2000, our board of directors approved the creation of an audit committee, whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which members have to be independent from our executive officers committee, from representatives of our controlling shareholders on our board of directors and from our independent auditors, is to review our financial statements and report on them to our shareholders. We duly implemented an independent audit committee and we comply with Exchange Act Rule 10A-3. For further information on our audit committee, see “Directors, Senior Management and Employees – Board Practices – Committees – Audit Committee.”

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

4.(b) (12)
CBD Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.* (5)

4.(b) (13)
CBD Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.* (5)

4.(b) (14)	English translation of Acordo de Acionistas (Stockholders’ Agreement) of Barcelona Comércio Varejista e Atacadista S.A., as amended.*

6.1	See notes 2(o) to our financial statements for information explaining how earnings per share information was calculated.*

8.1	List of Subsidiaries. See note 2(q) to our financial statements for information regarding our subsidiaries.*

11.1	Code of Ethics and Conduct. (6)

12.1	Section 302 Certification of the Chief Executive Officer.*

12.2	Section 302 Certification of the Administrative Financial Officer.*

13.1	Section 906 Certification of the Chief Executive Officer.*

13.2	Section 906 Certification of the Administrative Financial Officer.*

(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).

(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.

(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.

(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.

(5)	Incorporated herein by reference to our annual report on Form 20-F filed on June 28, 2007.

(6)	Incorporated herein by reference to our annual report on Form 20-F filed on June 21, 2004.

*	Filed herewith

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Claudio Eugenio Stiller Galeazzi

	Name:	Claudio Eugenio Stiller Galeazzi
	Title:	Chief Executive Officer

By:	/s/ Enéas César Pestana Neto

	Name:	Enéas César Pestana Neto
	Title:	Chief Financial Officer

Dated: May 16, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

We have audited Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia Brasileira de Distribuição’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Companhia Brasileira de Distribuição and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2007 and 2006, and related consolidated statements of income, shareholder’s equity, and changes in financial position for each of the three years in the period ended December 31, 2007 and our report dated April 10, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Sergio Citeroni
Partner

São Paulo, Brazil
April 10, 2008

F – 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, changes in financial position and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Miravalles Empreendimentos e Participações Ltda., an equity investment stated at R$ 110,681 thousand as of December 31, 2007, (R$ 79,256 thousands as of December 31, 2006) and equity loss of R$ 28,909 thousand for the year then ended (R$ 53,191 thousand of equity loss for December 31, 2006). We also did not audited the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios – PAFIDC, a consolidated entity, which statements reflect total assets of R$ 890,072 thousand as of December 31, 2007 (R$ 921,357 thousand as of December 31, 2006) and total of revenues of R$ 131,499 thousands for the year then ended (R$ 166,981 thousand for December 31, 2006). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those Companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of its operations, shareholders' equity, changes in financial position and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 26 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 10, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Sergio Citeroni
Partner

São Paulo, Brazil
April 10, 2008 (except Note 27, which date is April 30, 2008)

F – 4

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of reais)

	2007	2006

Assets
Current assets
Cash and cash equivalents	414,013	247,677
Marketable securities	650,119	1,033,834
Accounts receivable, net	1,362,474	1,224,494
Inventories	1,534,242	1,231,963
Recoverable taxes	379,980	378,849
Deferred income taxes	88,128	238,676
Accounts receivable from vendors	453,888	397,098
Other	126,288	125,825

Total current assets	5,009,132	4,878,416

Non-current assets
Long-term assets
Accounts receivable	371,221	334,247
Recoverable taxes	142,159	95,970
Deferred income taxes	1,026,540	837,676
Related parties	252,890	245,606
Restricted deposits for legal proceedings	205,000	163,065
Other	55,969	17,634

Total long-term assets	2,053,779	1,694,198

Permanent assets
Investments	110,987	79,557
Property and equipment, net	4,820,179	4,241,040
Intangible assets	674,852	630,945
Deferred charges	77,177	76,281

Total permanent assets	5,683,195	5,027,823

Total non-current assets	7,736,974	6,722,021

Total Assets	12,746,106	11,600,437

F – 5

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of reais)

	2007	2006

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	2,324,975	2,027,268
Loans and financing	1,439,029	871,321
Debentures	27,881	414,761
Payroll and related charges	173,053	173,010
Taxes and social contributions payable	102,418	68,675
Dividends payable	50,084	20,312
Financing for purchase of real estate	15,978	44,366
Rent payable	44,159	40,924
Other	175,137	163,272

Total current liabilities	4,352,714	3,823,909

Non-current liabilities
Loans and financing	919,294	1,382,152
Debentures	779,650	-
Taxes payable in installments	250,837	261,101
Provision for contingencies	1,216,189	1,137,627
Other	77,612	25,105

Total non-current liabilities	3,243,582	2,805,985

Minority interest	137,818	128,416

Shareholders’ equity
Capital	4,149,858	3,954,629
Capital Reserves	517,331	517,331
Revenue reserves	344,803	370,167

	5,011,992	4,842,127

Total liabilities and shareholders’ equity	12,746,106	11,600,437

See accompanying notes.

F – 6

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

     CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(In thousands of reais, except earnings per thousand shares)

	2007	2006	2005

Gross sales	17,642,563	16,460,296	16,120,963
Taxes on sales	(2,739,676)	(2,579,893)	(2,707,567)

Net sales	14,902,887	13,880,403	13,413,396
Cost of sales	(10,724,499)	(9,962,965)	(9,438,126)

Gross profit	4,178,388	3,917,438	3,975,270

Operating (expenses) income
Selling	(2,552,453)	(2,418,929)	(2,300,026)
General and administrative	(500,347)	(527,145)	(505,652)
Depreciation and amortization	(550,696)	(547,943)	(625,281)
Taxes and charges	(99,575)	(84,923)	(63,150)
Financial expenses	(555,578)	(603,388)	(683,571)
Financial income	344,413	382,761	446,722
Equity pickup results	(28,923)	(53,197)	(16,190)

	(3,943,159)	(3,852,764)	(3,747,148)

Operating income	235,229	64,674	228,122

Non-operating (expense) income, net	(9,084)	(323,229)	32,131

Income (loss) before income and social contribution taxes
and employees' profit sharing and minority interest	226,145	(258,555)	260,253
Income and social contribution taxes	(11,404)	(1,472)	(52,994)

Income (loss) before employees' profit sharing
and minority interest	214,741	(260,027)	207,259
Employees' profit sharing	(13,399)	(13,421)	(14,453)
Minority interest	9,536	358,972	64,184

Net income	210,878	85,524	256,990

Outstanding shares (in thousand shares) at the year end	227,920	227,543	227,336

Net income for the year per thousand shares	0.93	0.38	1.13

See accompanying notes.

F – 7

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY
Years ended December 31, 2007, 2006 and 2005
(In thousands of reais)

		Capital Reserve		Revenue reserves

		Goodwill			Unrealized	Retention of	Retained
	Share capital	special reserve	Legal	Expansion	earning	earnings	earnings	Total

Balances at December 31, 2004	3,509,421	-	105,948	147,937	4,069	283,615	-	4,050,990

Capitalization of reserves	164,374	-	-	(147,937)	-	(16,437)	-	-
Stock options exercised	6,445	-	-	-	-	-	-	6,445
Appropriation of reserve	-	-	-	240,460	-	(240,460)	-	-
Realization of reserve	-	-	-	-	(4,069)	-	4,069	-
Net income for the year	-	-	-	-	-	-	256,990	256,990
Appropriation of net income to legal reserve	-	-	12,849	-	-	-	(12,849)	-
Dividends proposed	-	-	-	-	-	-	(62,053)	(62,053)
Transfer to retention of earnings reserve	-	-	-	-	-	186,157	(186,157)	-

Balances at December 31, 2005	3,680,240	-	118,797	240,460	-	212,875	-	4,252,372

Capitalization of reserves	267,177	-	-	(240,460)	-	(26,717)	-	-
Stock options exercised	7,212	-	-	-	-	-	-	7,212
Appropriation of reserve	-	-	-	167,542	-	(167,542)	-	-
Merger of parent company	-	517,331	-	-	-	-	-	517,331
Net income for the year	-	-	-	-	-	-	85,524	85,524
Appropriation of net income to legal reserve	-	-	4,276	-	-	-	(4,276)	-
Dividends proposed	-	-	-	-	-	-	(20,312)	(20,312)
Transfer to retention of earnings reserve	-	-	-	-	-	60,936	(60,936)	-

Balances at December 31, 2006	3,954,629	517,331	123,073	167,542	-	79,552	-	4,842,127

F – 8

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY
Years ended December 31, 2007, 2006 and 2005
(In thousands of reais)

		Capital Reserve		Revenue reserves

		Goodwill			Unrealized	Retention of	Retained
	Share capital	special reserve	Legal	Expansion	earning	earnings	earnings	Total

Balances at December 31, 2006	3,954,629	517,331	123,073	167,542	-	79,552	-	4,842,127

Capitalization of reserves	186,158	-	-	(167,542)	-	(18,616)	-	-
Stock options exercised	9,071	-	-	-	-	-	-	9,071
Appropriation of reserve	-	-	-	54,842	-	(54,842)	-	-
Net income for the year	-	-	-	-	-	-	210,878	210,878
Appropriation of net income to legal reserve	-	-	10,544	-	-	-	(10,544)	-
Dividends proposed	-	-	-	-	-	-	(50,084)	(50,084)
Transfer to retention of earnings reserve	-	-	-	-	-	150,250	(150,250)	-

Balances at December 31, 2007	4,149,858	517,331	133,617	54,842	-	156,344	-	5,011,992

See accompanying notes.

F – 9

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2007, 2006 and 2005
(In thousands of reais)

	2007	2006	2005

Financial resources were provided by:
Operations
Net income for the year	210,878	85,524	256,990
Expenses (income) not affecting working capital
Depreciation and amortization	550,696	547,943	625,281
Residual value of permanent asset disposals	11,062	84,014	1,022,612
Interest and indexation charges on long-term items	82,747	184,093	417,519
Provision for contingencies	71,103	94,010	51,855
Deferred income and social contribution taxes	(188,864)	63,202	(19,660)
Net gain from shareholding dilution	-	(58,151)	(49,447)
Equity pickup results	28,923	53,197	16,190
Provision for property and equipment write-offs and losses	2,205	12,685	-
Provision for goodwill amortization	-	268,886	-
Minority interest	(9,536)	(358,972)	(64,184)

	759,214	976,431	2,257,156

Shareholders
Capital increase	9,071	7,212	6,445
Increase in special goodwill reserve (Note 18)	-	37	-

Third parties
Loans, financings and other liabilities	1,323,208	6,400	642,389
Effect on net current assets due to minority shareholders’ contribution	12,000	-	-
Transfer from non-current to current assets	-	57,758	113,104

Total funds provided	2,103,493	1,047,838	3,019,094

Financial resources were used for:
Additions to investments	285,329	70,444	-
Additions to property and equipment	980,626	854,295	888,518
Additions to intangible assets	8,266	3,687	31,798
Additions to deferred charges	16,503	28,640	64,295
Additions to other non-current assets	127,077	-	235,775
Dividends proposed	50,084	20,312	62,053
Transfer from non-current to current liabilities	1,033,697	1,151,050	643,137

Total funds used	2,501,582	2,128,428	1,925,576

(Decrease) Increase in net working capital	(398,089)	(1,080,590)	1,093,518

Increase (decrease) in net working capital
Current assets
In the end of the year	5,009,132	4,878,416	4,704,528
In the beginning of the year	4,878,416	4,704,528	4,290,000

	130,716	173,888	414,528

Current liabilities
In the end of the year	4,352,714	3,823,909	2,569,431
In the beginning of the year	3,823,909	2,569,431	3,248,421

	528,805	1,254,478	(678,990)

(Decrease) Increase in net working capital	(398,089)	(1,080,590)	1,093,518

See accompanying notes.

F – 10

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31, 2007, 2006 and 2005
(In thousands of reais)

	Year ended December 31

	2007	2006	2005

Cash flow from operating activities
Net income	210,878	85,524	256,990
Adjustment to reconcile net income to
cash from operating activities
Deferred income tax benefit	(38,316)	(90,729)	(80,867)
Loss (gain) on sale of permanent assets	10,978	70,223	(13,689)
Net gains from shareholding dilution	-	(58,151)	(56,780)
Depreciation and amortization	550,696	547,943	625,281
Unrealized financial expenses and monetary
and foreign exchange variations	9,518	375,519	153,071
Equity pickup results	28,923	53,197	16,190
Provision for contingencies	71,103	94,010	51,855
Provision for property and equipment write-offs and losses	2,205	12,685	-
Provision for goodwill amortization	-	268,886	-
Minority interest	(9,536)	(358,972)	(64,184)
Decrease (increase) in assets
Account receivable	(211,916)	(226,079)	19,971
Advances to suppliers and employees	-	3,755	(3,767)
Inventories	(215,623)	(116,677)	(25,638)
Recoverable taxes	(19,291)	13,065	49,844
Related parties	(2,510)	(39,079)	(3,627)
Judicial deposits	(24,844)	5,159	(30,919)
Other	(35,030)	(14,794)	55,503
Increase (decrease) in liabilities
Accounts payables to suppliers	236,672	373,034	108,785
Payroll and related charges	(6,910)	15,371	7,382
Taxes payable	5,853	(165,468)	(30,163)
Other	(417)	89,133	28,242

Net cash provided by operating activities	562,433	937,555	1,063,480

F – 11

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31, 2007, 2006 and 2005
(In thousands of reais)

	Year ended December 31

	2007	2006	2005

Cash flow from investing activities
Net cash in subsidiaries merger	20	-	-
Increase in investments	(224,777)	(4,107)	-
Property and equipment	(1,009,017)	(827,665)	(878,047)
Increase in deferred assets	(16,503)	(28,640)	(64,295)
Increase in intangible assets	(8,266)	(1,322)	(31,798)
Capital increase in subsidiaries	(60,553)	(70,444)	-
Proceeds from sale of property, plant and equipment	85	13,790	1,036,301

Net cash flow (used) provided by investing activities	(1,319,011)	(918,388)	62,161

Cash flow from financing activities
Proceeds from stock options exercised	9,071	7,212	6,445

Effect on cash and cash equivalents due to minority shareholders contribution	12,000	-	-
Capital reserve increase	-	37	-
Financings capital increase from minority interest
Issuances	2,455,859	199,549	899,814
Repayments	(1,917,419)	(593,238)	(1,411,474)
Dividends paid	(20,312)	(62,053)	(89,059)

Net cash (used in) provided by financing activities	539,199	(448,493)	(594,274)

Net (decrease) increase in cash and cash equivalents	(217,379)	(429,326)	531,367

Cash and cash equivalents, beginning of year	1,281,511	1,710,837	1,179,470

Cash and cash equivalents, end of year	1,064,132	1,281,511	1,710,837

Cash paid during the year for
Interest (net of amount capitalized)	490,383	113,568	547,343
Income taxes	20,600	74,552	48,659

F – 12

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

1. The Company

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”. At December 31, 2007, the Company had 575 stores (549 stores in 2006), of which 400 are operated by the Parent Company (CBD), and the remaining by its subsidiaries, 6 of them operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 52 by Sé Supermercados Ltda. ("Sé"), 102 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora") and 15 stores operated by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”).

Following are the most recent important changes in operations:

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and Sendas in the state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was executed by Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to CBD customers on an exclusive basis (see Note 9 (e)). The Company has 50% shareholding of FIC’s capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Casino joint venture agreement

On May 3, 2005, the Diniz Group (group of shareholders composed by the members of the Diniz family) and the Casino Group (a retail company headquartered in France) formed Vieri Empreendiments and Participações S.A. (“Vieri”), which became the parent company of CBD, whose control is shared by both group of shareholders. When Vieri acquired the common shares of the Company, a higher price was paid in relation to the book value of the Company, thus generating goodwill. In 2006, Companhia Brasileira de Distribuição and Vieri began a restructuring process in order to transfer the goodwill to the Company to obtain the tax deductibility of the goodwill amortization. The estimated tax benefit is approximately R$ 517,331.

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

On December 31, 2007 and 2006 the value of the resulting tax benefit related to both income taxes and social contribution tax on profits of the Companhia Brasileira de Distribuição was R$ 517,331.

F – 13

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

1. The Company (Continued)

d) Acquisition of Rossi Chain

On August 3, 2007, CBD structured a transaction through which it leased five stores from Rossi Monza chain. Four of them are located in the eastward zone of the city of São Paulo and one in the city of Guarulhos. Leased stores amount to 15.5 thousand m² sales area. Four of these stores were converted into the brand Extra Perto and one into the Comprebem brand. This transaction is treated as an operational lease with a 5-year term. CBD made a prepayment of R$ 45,500, and agreed to make monthly payments of R$117.

e) Acquisition of Barcelona - (“ASSAI”)

On November 1, 2007, “CBD”, through a company owned by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), the Company acquired shares representing 60% of the total and voting capital of Barcelona, a new company that received the assets of Assai Comercial e Importadora Ltda. (“Assai”) related to activities previsouly carried out by Assai in the wholesale market. With this acquisition, CBD, that already operates with different types of stores, now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

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

In view of the implementation of guidelines established by IBRACON for presentation and disclosure of financial statements defined in Accounting Standards and Procedures (“NPC”) 27 issued on October 3, 2005, some items of the balance sheet for the year ended December 31, 2006 were reclassified in order to comply with these guidelines and allow for comparison. See below a table with these reclassifications:

			Financial
	Financial Statements		Statements
Accounts	disclosed in 2006	Reclassifications	disclosed in 2007

Restricted deposits for legal proceedings	234,901	(71,836)	163,065
Provision for contingencies	(1,209,463)	71,836	(1,137,627)

In order to facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in reais. Because Brazilian GAAP differs in significant respects from U.S. GAAP, a reconciliation of the net income for the year and shareholders equity from Brazilian GAAP to equivalent amounts prepared under U.S. GAAP is provided herein (Note 26).

F – 14

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

a) Basis of preparation (Continued)

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the consolidated financial statements include various estimates,such as those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

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

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

b) Cash and banks

(i) Cash and banks

Cash and cash equivalents include the cash and account balances.

(ii) Marketable Securities

Marketable securities are considered cash equivalents and consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less and earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable losses related to uncollectible accounts. The allowance is primarily based on the historical average losses and on specific accounts deemed to be uncollectible.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios). (See also note 4 b and note 7).

d) Inventories

Inventories are carried at the lower of cost or market value. The valuation of cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also reduced by the allowance for losses and breakage, which is periodically reviewed and evaluated as to their adequacy.

F – 15

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

e) Other current and non-current assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in subsidiaries where CBD exercises significant control are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, net of the related accumulated depreciation which calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are reflected in results of operations over the depreciation periods of the corresponding assets.

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

F – 16

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

k) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. Derivative financial instruments are accounted for under the accrual method, based on spot rates as of the balance sheet date.

l) Taxation

Sales and services revenue are subject to taxation by State Value-Added Tax - ICMS, Services Tax - ISS, computed by state or municipality Social Integration Program - PIS and Social Contribution Tax – COFINS. Those are presented as sales deductions in the statement of income.

The credits from PIS and COFINS are deducted from cost of goods sold. The debits related to financial income and credits derived from financial expenses are also deducted in these line items of the statement of income.

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

Deferred income and social contribution tax assets were related to tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273 of August 20, 1998 CVM Ruling 371 of June 27, 2002, and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study which is approved by the Board of Directors.

m) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover probable losses.

In accordance with the CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on provisions, liabilities, gains and losses on contingencies and related disclosures on matters regarding litigation and contingencies (Note 16). Losses are recorded when probable and contingent gains are not recorded until realized.

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

F – 17

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

o) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet dates as if net income of the year was fully distributed. Earnings may be distributed, used for capital increase purposes, or for the profit reserve for expansion, based on capital budget. Due to the reverse split in 2007 (Note 18 a), the disclosures related to prior years were restated to allow comparability with the current year.

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

q) Consolidated Financial Statements

The consolidated financial statements was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the financial statements of the Company and its direct or indirect subsidiaries, based on its percentage ownership, as follows:

Direct Interest	Interest % in

	2007	2006

Novasoc Comercial Ltda.	10.00	10.00
Sé Supermercados Ltda.	93.05	91.92
Pão de Açúcar Fundo de Investimentos Creditórios - PAFIDC	6.90	19.40
PA Publicidade Ltda.	99.99	99.99
CBD Holland	100.00	-
Versalhes Comércio de Produtos Eletroeletrônicos Ltda.	-	90.00
Auto Posto MFP Ltda.	-	99.99
Auto Posto Sigua Ltda.	-	99.99
Lourenção & Cia. Ltda.	-	99.99
Nova Saper	-	99.97
Obla Participações	-	99.99

Indirect Interest (through subsidiaries)	Interest % in

	2007	2006

Sé Supermercados Ltda.	6.95	8.08
Versalhes Comércio de Produtos Eletroeletrônicos Ltda.	-	10.00
Sendas Distribuidora S.A.	42.57	42.57
Sevilha Empreendimentos e Participações S.A.	99.99	-
Barcelona Comércio Varejista e Atacadista S.A.	60.00	-
CBD Panamá	100.00	-

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the subsidiary.

F – 18

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

q) Consolidated Financial Statements (Continued)

Since July 1, 2007, the companies Versalhes Comércio de Produtos Eletrônicos Ltda, Auto Posto MFP Ltda, Auto Posto Sigua Ltda, Lourenção Supermercados Ltda, Nova Saper Participações Ltda and Obla Participações are presented in the financial statements of CBD, as a result of their merger into the Company at carryover historical values.

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

Pursuant to CVM Ruling 408, of August 18, 2004, since the first quarter of 2005 the Company is consolidating PAFIDC’s financial statements, a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of Miravalles (note 1 b) lies on another partner quotaholder, Miravalles is not consolidated in the Company’s financial statements.

3. Marketable Securities

Marketable securities are considered cash equivalents and consist principally of time deposits and certificates of deposit in Brazilian currency having a ready market and an original maturity of 90 days or less and earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

F – 19

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

4. Trade Accounts Receivable

a) Breakdown

	2007	2006

Current
Resulting from sales from
Credit card	409,731	299,272
Customer credit financings	-	30
Sales vouchers and others	88,107	63,422
Credit sales with post-dated checks	45,451	28,699
Allowance for doubtful accounts	(6,421)	(12,597)
Resulting from commercial agreements with suppliers	453,888	397,098

	990,756	775,924
Accounts receivable - Securitization Fund -
PAFIDC	825,606	845,668

	1,816,362	1,621,592

Non-current
Trade accounts receivable – Paes Mendonça	371,221	334,247

	371,221	334,247

Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credits sales settled with post-dated checks bear interest of up to 6.50% per month (same for 2006) for settlement in up to 60 days.

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC.

The volume of operations was R$ 7,381,416 in 2007 (R$ 7,299,680 in 2006), in which the responsibility for services rendered and subordinated interests was retained by the Company. The securitization costs of such receivables amounted to R$ 125,487 in 2007 (R$ 139,485 in 2006), recognized as financial expenses in income for 2007 and 2006, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balance of these receivables at December 31, 2007 and 2006 was R$ 825,606 and R$ 845,668, respectively, net of allowance.

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

F – 20

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

4. Trade Accounts Receivable (Continued)

e) Allowance for doubtful accounts

	2007	2006	2005

At beginning of year	(12,597)	(6,028)	(23,709)
Provision for doubtful accounts	(19,053)	(16,635)	(44,194)
Recoveries and provision written off	25,229	10,066	61,875

At end of year	(6,421)	(12,597)	(6,028)

Customer credit financing	(5,031)	(12,491)	(4,255)
Credit sales with post-dated checks	(1,390)	(106)	(481)
Accounts receivable - PAFIDC	-	-	(1,292)

	(6,421)	(12,597)	(6,028)

5. Inventories

	2007	2006

Stores	995,332	817,501
Warehouses	538,910	414,462

	1,534,242	1,231,963

Inventories are stated, net of provisions for shrinkage of inventories and obsolescence.

6. Recoverable Taxes

Recoverable taxes at December 31, 2007 and 2006 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	2007	2006

Current
Tax on sales	299,399	278,927
Income tax and others	80,581	99,922

	379,980	378,849
Non-current
Taxes on sales	61,589	87,340
VAT and others	80,570	8,630

	142,159	95,970

Total of recoverable taxes	522,139	474,819

F – 21

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

7. Pão de Açúcar Receivables Securitization Fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company’s and its subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund would acquire credit rights derived from credit cards sales, meal tickets, installment system or post-dated checks. In the fourth quarter of 2005, the fund no longer acquired receivables from installment system and in July 2007, receivables from post-dated checks.

PAFIDC has a predetermined duration of five years, renewable for an additional five-year period, maturing on May 26, 2008. The capital structure of the fund, at December 31, 2007, is composed of 10,256 senior quotas (10,126 in 2006), held by third parties in the amount of R$ 823,802, which represent 93.1% of the fund’s equity (79.7% in 2006) and 2,864 subordinated quotas (2,439 in 2006) held by the Company and subsidiaries in the amount of R$ 61,012, which represent 6.9% of the fund’s equity (20.3% in 2006).

The balance of PAFIDC as of December 31, 2007 and 2006 are as follows:

	2007	2006

Assets
Cash and cash equivalents	64,466	75,689
Accounts receivable	825,606	845,668

Total assets	890,072	921,357

Liabilities and quotaholders’ equity
Accounts payable	5,258	193
Quotaholders’ equity (*)	884,814	921,164

Total liabilities and quotaholders’ equity	890,072	921,357

(*) includes (mandatorily) redeemable quotas of interest in the amount of R$ 823,802 on December 31, 2007 (R$ 734,124 in 2006).

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at December 31, 2007 was R$ 61,012 (R$ 187,040 – December 31, 2006). The retained interest in subordinated quotas represents the Company’s maximum exposure to loss under the securitization transactions.

Pursuant to the Quotaholders’ General Meeting held at September 18, 2007, the 3rd Issue of the Fund’s quotas was authorized. The issuance was concluded at October 5, 2007, composed of one hundred and thirty (130) senior quotas, in a single serie (the series C) in the total amount of R$ 130,000, and four hundred twenty-five (425) subordinated quotas, in the total amount of R$ 7,669, amounting to R$ 137,669.

The purpose of this issuance was to repay the fund’s equity in view of the extraordinary amortization of subordinated quotas occurred in July 2007, when the Quotaholders’ General Meeting of the fund approved reduction on Company’s interest in subordinated quotas from 20% to 5%. Thus, the fund returned to the previous capacity of purchasing receivables before the amortization.

F – 22

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The series A senior quotas reached benchmark profitability of 103.0% of CDI, variable interest interbank fee, from first subscription of quotas to February 20, 2004, and 105.0% of CDI after such date; the series B senior quotas were remunerated at 101.0% of CDI; the series C senior quotas were remunerated at 100.0% of CDI + 0.5% p.a.. The remaining balance of results will be attributed to the subordinated quotas. The series B quotaholders will redeem the remaining balance of R$ 133,682 (R$ 238,993 in 2006) at the end of the fund’s term at May 26, 2008. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at December 31, 2007 corresponds to R$ 556,776 (R$ 495,131 in 2006). The series C quotaholders will redeem the balance of R$ 133,344 at the end of the fund’s term – Note 13 (iii).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

At September 15, 2007, the quotahoders’ general meeting of the Fund authorized the 3rd issuance of quotas.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The PAFIDC financial statements for the years ended at December 31, 2007 and 2006 were audited by other independent auditors and are consolidated into the Company’s financial statements. In the year ended December 31, 2007, total assets and net income of this investee represent 6.9% and 11.7%, respectively, in relation to the Company’s consolidated financial statements (7.9% and 39.2% of total assets and net income, respectively, compared to the Company’s consolidated financial statements in the year ended December 31, 2006).

8. Balances and Transactions with Related Parties

The summary below includes exclusively non consolidated companies plus Sendas Distribuidora, which is consolidated for Brazilian GAAP purposes.

F – 23

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

8. Balances and Transactions with Related Parties (Continued)

Balances

	Accounts receivable (payable)	Fees and services receivable (payable)	Intercompany receivable (payable)	Proposed dividends

Company

Sendas S.A.	-	-	217.825	-
FIC	14.376	-	-	-
Others	-	13.927	-	(22.861)

Sub-total	14.376	13.927	217.825	(22.861)

Pão de Açúcar Industria e Comércio S.A. ("PAIC")	1.171	-	-	-
Wilkes Participações S.A.(“Wilkes”)	-	-	-	(13.606)
Casino Guichard Perrachon ("Casino")	4.171	-	-	(6.820)
Península Participações Ltda. ("Península")	(12.522)	-	-	(1.176)
Onyx 2006 Participações	-	-	-	(4.693)
Rio Plate Empreendimentos e Participações	-	-	-	(928)
Sendas Distribuidora	46.871	(151.474)	105.026	-

Sub-total	39.691	(151.474)	105.026	(27.223)

Balance at 12.31.2007	54.067	(137.547)	322.851	(50.084)

Balance at 12.31.2006	85.166	(9.163)	326.440	(11.777)

Transactions held during the year ended at December 31, 2007

	Services		Net financial
	rendered		income	Dividends
Company	and rents	Net sales	(expenses)	paid

PAIC	(6,280)	-	-	-
Casino	(6,255)	-	-	384
Wilkes	-	-	-	7,946
Onix	-	-	-	1,906
Rio Plate	-	-	-	377
Fundo de Invest.Imob.Península	(117,072)	-	-	478
Sendas Distribuidora	126,852	220,001	(2,805)	-
Others	(11,830)	-	(908)	9,221

Balance at 12.31.2007	(14,585)	220,001	(3,713)	20,312

Balance at 12.31.2006	15,327	248,525	32,237	32,615

Balance at 12.31.2005	59,630	44,872	41,727	65,305

Accounts receivable and sale of goods relate to the supply of stores, mainly of Sendas Distribuidora, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at usual market prices and conditions. Certains service contracts are subject to an administration fee.

(i) Leases

CBD leases 20 properties from the Diniz Group (21 in 2006). Payments under such leases in the year ended December 31, 2007 totaled R$ 11,649 (R$ 15,180 in 2006), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

F – 24

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

8. Balances and Transactions with Related Parties (Continued)

Sendas Distribuidora leases 57 properties from the Sendas Group and 8 properties from the Company (57 and 7 in 2006, respectively). In the year ended at December 31, 2007, the total lease payments amounted to R$ 33,244 and R$ 5,832, respectively (R$ 29,466 and R$ 4,989 in 2006 and R$ 34,678 and R$ 4,871 in 2005, respectively), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores. In September 2005, the amount of R$ 10,529 was advanced to Sendas S.A. regarding the lease of 7 stores, which are being amortized in 37 installments.

The leases have terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases - Leaseback

On October 3, 2005, the final agreements related to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península (Note 10) were executed. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this transaction, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, in case the Company is no longer interested in maintaining such leases.

The total amount paid under these leases in 2007 was R$ 117,072 (R$ 114,943 in 2006 and R$ 29,006 in 2005). These amounts include an additional contingent lease based on 2.0% of revenues from stores.

(iii) Allocation of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) rendered to subsidiaries and affiliated companies are allocated and charged on to them based on costs incurred to provide such services.

(iv) Technical Assistance Agreement with Casino

In the Company’s Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727 thousand, Casino shall provide services to the Company related to technical assistance in the human resources, own brands, marketing and communications, marketing campaigns and administrative assistance areas. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005. In the year ended December 31, 2007, the Company paid R$ 6,255 (R$ 6,271 in 2006 and R$ 2,003 in 2005), in connection with the services provided for in such agreement.

(vi) Receivables from Sendas S.A.

There is an account receivable from Sendas S.A. of R$ 200,000 as of December 31, 2007 and 2006, regarding the unpaid capital in accordance with the shareholders agreement as further described in note 9 (c).

F – 25

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

9. Investments

a) Information on consolidated investments at December 31, 2007 and 2006

	Total shares/quotas held %

	2007	2006

Miravalles	50.00	50.00

b) Change in consolidated investments

	Nova Saper	Miravalles	Others	Total

Balances at December 31, 2004	101	78,239	205	78,545

Additions	-	-	-	-
Write-offs	-	-	-	-
Equity pickup	-	(16,236)	46	(16,190)

Balances at December 31, 2005	101	62,003	251	62,355

Additions	-	70,444	-	70,444
Write-offs	-	-	(45)	(45)
Equity pickup	-	(53,192)	(5)	(53,197)

Balances at December 31, 2006	101	79,255	201	79,557

Additions	-	60,335	13,576	73,911
Write-offs	-	-	(100)	(100)
Merger	(101)	-	(13,357)	(13,458)
Equity pickup	-	(28,909)	(14)	(28,923)

Balances at December 31, 2007	-	110,681	306	110,987

(i) Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities. The amounts of annual operating lease payments by Novasoc to Paes Mendonça amounted to R$ 9,101 in 2007 (R$ 8,919 in 2006 and R$ 8,707 in 2005), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the investee. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

(ii) Sé – Sé holds a direct interest in Miravalles, corresponding to 50% of its total capital. Investment at Miravalles indirectly represents investment at FIC.

(iii) At November 1, 2007, CBD, by means of subsidiary company owned by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), acquired shares representing 60% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a newly formed company that received the assets of Assai Comercial e Importadora Ltda. (“Assai”) related to the activities previously carried out by Assai in the wholesale market. The acquisition amounted R$ 208,504, generating a goodwill amounted to R$ 206,068.

F – 26

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

9. Investments (Continued)

b) Change in investments (Continued)

ASSAI is a chain of stores in the “cash & carry segment” known as “atacarejo” (wholesale+retail) with 33 years of activities in this business. ASSAI currently has 2,700 employees and 15 stores located in the state of São Paulo (seven in the city of São Paulo and other stores in the cities of Santos, Sorocaba, Jundiaí, Osasco, São Bernardo, Guarulhos (2) and Ribeirão Preto). The stores will continue operating with the Assai banner and will maintain their main distinguished features: low operating cost, competitive prices, mix of goods and communication.

The non-controlling shareholders hold 40% interest in Barcelona. A shareholders’ agreement was signed and established a put and call option of such interest, under the following conditions:

Criteria for calculation of purchase or sale price for remaining interest of 40% (basis for the call and put options):

1) The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the option exercise date, after deducting net indebtedness and contingencies with probable unfavorable outcome, as defined in the agreement. Should EBITDA margin be lower than 4.625%, only the 7 times EBITDA criterion will be taken into account; or

2) Initial purchase price net of distributed dividend, restated by IPCA + 6.5% p.a.

(iv) Call option conditions (to be exercised by CBD):

  Performance of the chairman of Barcelona lower than specific levels set forth in the shareholders’ agreement – exercise by criterion 1 of sales price;

  Resignation of chairman of Barcelona or absence for more than 1/3 of Board meetings held during a determined fiscal year - exercise by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;

  At any moment, up to December 31, 2011 – exercise by the highest value between criterion 1 or 125% of criterion 2 of the sales price;

  From January 1 to 15 of each calendar year between 2012 and 2014 – exercise by the highest value between criterion 1 and criterion 2 of the sales price;

  At any time in the event of disability or decease of the chairman of Barcelona, by criterion 1 of the sales price.

The Board of Directors of Assai will be composed of 7 members, with a 3-year term of office. CBD shall be in charge for the appointment of 4 members and former controlling shareholders of Assai shall be in charge for the appointment of 3 members, including the Chairman of the Board of Directors. The former controlling shareholders of Assai may also exercise the put option as of January 1, 2012 as per conditions set forth in criterion 1 abovementioned.

F – 27

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

9. Investments (Continued)

c) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the Company and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the merging of operating activities of both networks in the State of Rio de Janeiro. The Company’s indirect interest in Sendas Distribuidora at December 31, 2007 corresponded to 42.57% of total capital. Pursuant to the shareholders’ agreement, it is incumbent upon CBD’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora.

The shareholders’ agreement also provides that Sendas could at any time from February 1, 2007 exercise the right to exchange the totality or a portion of its interest in Sendas Distribuidora for preferred shares of the Company. At December 31, 2007, Sendas S.A. held 42.57% interest in Sendas Distribuidora, being 23.65% paid and 18,92% unpaid. According to the 2nd amendment to the shareholders’agreement, the unpaid capital of R$ 200,000 should be paid by 2014.

The value of the shares in Sendas Distribuidora will be based on the Transfer Value, as defined in the agreement. The Transfer Value will be the value of the paid-in shares (23.65% at December 31, 2007 and 2006), which must the higher between the two points below, limited to CBD’s market value:

  Price of shares calculated based on the Sendas Distribuidora’s market value (valuation) to be calculated by a first-rate investment bank;
  Price of shares calculated based on the Sendas Distribuidora’s value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

CBD Preferred shares owned by Sendas S.A., after this exchange, may only be sold according to the following restrictions:

  Between February 1, 2007 and January 31, 2010: 1/3 (one third) of CDB Preferred shares;
  Between February 1, 2010 and January 31, 2013: 1/3 (one third) of CDB Preferred shares;
  As from February 1, 2013: the remaining CDB Preferred shares still held by Sendas S.A.

On September 16, 2005 the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement was executed by Sendas S.A. and CBD and subsidiaries, establishing the following:

  Adoption of proportionality when indicating the Board of Director members, and of the 13 to be elected, CBD now has the right to elect 7 members;
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

F – 28

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

On October 19, 2006, Sendas notified the Company of its intention to exercise its put option according to the stated in paragraph 6.7 of Shareholders’ agreement of Sendas Distribuidora, which addresses the issue related to transfer of control. The Company responded to the notification informing that the option is not exercisable since the transaction between Diniz group and Casino group did not constitute a transfer of control and therefore it should not constitute a trigger to the put option right. On October 31, 2006, the Company was notified by the Fundação Getúlio Vargas Arbitration Chamber (Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV) of the arbitration procedure initiated by Sendas.

On January 5, 2007, Sendas S.A. notified CBD, expressing the exercise of its right to exchange all of its interest in Sendas Distribuidora by preferred shares of CBD’s capital stock, provided for in Clause 6.9.1 of Shareholders’ Agreement of Sendas Distribuidora. The right to exchange the shares will be exercised if the final outcome decision from the arbitration process is favorable to Sendas S.A.

On March 13, 2007, CBD and Sendas started the arbitration proceeding. Since the parties are still presenting allegations and documents to the arbitrors, the external counsel can not predict the outcome of the arbitration.

In view of the current status, management of CBD did not change the interest percentage currently used for the purposes of equity accounting calculation and consolidation of Sendas Distribuidora’s financial statements.

d) Capital subscription by the AIG Group in Sendas Distribuidora

On November 30, 2004, shareholders of Sendas Distribuidora and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends until November 30, 2008.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares of Sendas Distribuidora acquired by AIG, which may be exercised until July 25, 2008.

Upon exercising the options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The issuance of preferred shares by CBD to AIG will be made at market value at the time of the issuance, allowing AIG to the subscription up to the maximum number of shares described above. At the time of the issuance, if the value of AIG’s interest in Sendas Distribuidora is more than the market value of the three billion shares of CBD, the Company will pay the difference in cash.

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

F – 29

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

9. Investments (Continued)

d) Capital subscription by the AIG Group in Sendas Distribuidora (Continued)

  Should the “exit price” be lower than the equivalent to two billion CBD preferred shares (at market value at the time of issuance), the number of shares to be issued will be defined by the “exit price” divided by the CBD preferred share market value;
  Should the “exit price” exceed the equivalent to two billion CBD preferred shares (at market value at the time of issuance), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “exit price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

At December 31, 2007, total AIG interest represented an amount of R$ 165,440 (R$ 151,157 – December 31, 2006), which, converted to the average quotation of the last week of December 2007 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 5,294 shares (4,363 shares - December 31, 2006) of the Company (2.32% of its capital).

e) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a company constituted in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú, which now holds 50% equity interest of such company. Subsequently, with capital of R$ 150,000, Miravalles constituted Financeira Itaú CBD S.A. – FIC, a company which structures and trades financial products, services and related items exclusively to CBD customers.

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the escrow account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended. The operating activities of FIC will be handled by Itaú management.

In the Extraordinary General Meetings held on June 28, September 27 and December 27, 2007, the shareholders approved the increase of Miravalles’ capital in the amounts of R$ 86.400, R$ 12.300 and R$ 21.970, respectively. CBD contributed to the proportion of its interest of 50%. The remaining 50% were paid by the other shareholder in the same dates.

The financial statements of Miravalles for the years ended December 31, 2007 and 2006, were audited by other independent auditors. In the year ended at December 31, 2007, total investments and negative equity pickup of operations of said investee represented 0.9% and (13.7)%, respectively, when compared to Company’s consolidated financial statements (0.7% and (61.9)% of total assets and net income in the year ended at December 31, 2006, respectively).

The summarized financial information of Miravalles at December 31, 2007, 2006 and 2005, and for the three years then ended are as follows:

F – 30

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

9. Investments (Continued)

e) Investment agreement – CBD and Itaú (Continued)

	2007	2006	2005

Operating results:
Revenues	145,061	88,716	55,797
Operating losses	(84,975)	(158,732)	(46,795)
Non-operating losses	(316)	(87)	(15)
Net losses	(57,817)	(105,902)	(32,473)

Current assets	1,340,027	803,526	648,681
Non-current assets	127,436	183,903	59,557

Total assets	1,467,463	987,429	708,238

Current liabilities	1,197,165	785,459	574,094
Non-current liabilities	48,936	43,468	10,139
Shareholders' equity	221,362	158,502	124,005

Total liabilities and shareholders' equity	1,467,463	987,429	708,238

f) Merger of Investments

The Extraordinary General Meeting held on July 5, 2007 approved the merger of the companies Auto Posto Sigua Ltda., Auto Posto MFP Ltda., Lourenção Supermercados Ltda., Obla Participações Ltda., Nova Saper Participações Ltda., and Versalhes Comércio de Produtos Eletrônicos Ltda. The net assets of those companies on the date of merger are listed below:

	Sigua	MFP	Lourenção	Obla	Nova Saper	Versalhes

Assets
Current assets	346	586	1,137	18	-	52,270
Noncurrent assets	-	-	-	-	-	-
Property and equipment	89	630	450	153	101	-
Investments	-	-	-	-	-	-

Total assets	435	1,216	1,587	171	101	52,270

Liabilities
Current liabilities	469	629	272	-	-	52,652
Noncurrent liabilities	-	-	-	-	-	-

Total liabilities	469	629	272	-	-	52,652

Net assets (liabilities)	34	(587)	(1,315)	(171)	(101)	382

At October 10, 2007, pursuant to the protocol of justification and merger, the Messina Empreendimentos e Participações Ltda. was merged into Sé Supermercados Ltda. by its book value. According to the appraisal report, the merged net assets book value is R$ 13,357. All these mergers were recorded at historical cost.

F – 31

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

10. Property and Equipment

	Annual depreciation rates			2007		2006

		Weighted		Acumulated
	Nominal	average	Cost	depreciation	Net	Net

Land			706,916	-	706,916	594,585
Buildings	3.33	3.33	2,270,996	(454,178)	1,816,818	1,728,252
Leasehold improvements	*	6.70	2,008,241	(781,179)	1,227,062	1,114,130
Equipment	10 to 33	13.10	1,172,235	(677,224)	495,011	442,879
Installations	20 to 25	20.00	569,713	(430,659)	139,054	137,394
Furniture and fixtures	10.00	10.00	312,399	(130,198)	182,201	163,101
Vehicles	20.00	20.00	25,815	(15,008)	10,807	7,957
Construction in progress	-	-	163,040	-	163,040	37,115
Other	10.00	10.00	100,001	(20,731)	79,270	15,627

			7,329,356	(2,509,177)	4,820,179	4,241,040

Annual average depreciation rate %					5.64	5.92

* Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

On October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), to the Península Fund by the net book value of R$ 1,017,575. The Company received R$ 1,029,000 and recognized a gain of R$ 11,425 as non-operating income. The sold properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$ 25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

a) Additions to property and equipment

	2007	2006

Additions	935,960	806,564
Capitalized interest	44,666	50,632

	980,626	857,196

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

F – 32

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

11. Intangible Assets

Balance at December 31, 2005	1,083,501

Additions	3,687
Amortization	(172,308)
Provision for goodwill reduction (i)	(268,886)
Write-off	(15,049)

Balance at December 31, 2006	630,945

Additions	198,598
Transfer from property and equipment	7,765
Transfer to investments	(9,551)
Amortization	(152,905)

Balance at December 31, 2007	674,852

For merged subsidiaries and for consolidation purposes, the goodwill arising from acquisitions are reclassified from investments to intangible assets. The amortization is recorded based on expected future earnings limited to 10 years.

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its subsidiary Sendas Distribuidora. Based on this review, the Company determined the need for a provision for partial reduction of goodwill, the net effect of which was R$ 268,886, recorded as non-operating expenses at December 31, 2006.

12. Deferred Charges

At January 1, 2006	61,691

Additions	28,640
Transfer to property and equipment	(2,902)
Amortization	(11,148)

At December 31, 2006	76,281

Additions	16,503
Transfer to property and equipment	(2,843)
Amortization	(12,764)

At December 31, 2007	77,177

Capitalized expenses related to consulting fees incurred during the development and implementation of strategic projects, such as:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC – Shared Service Center;
  Implementation of procurement center of materials and indirect services.

F – 33

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

12. Deferred Charges (Continued)

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – Extra Fácil. The projects already concluded are being amortized for a minimum term of 5 years.

13. Loans and Financing

	Annual financial charges	2007	2006

Current
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	98,032	89,571

Working capital (i)	TJLP + 1.7%	6,443	7,542

Working capital (i)	Weighted average rate of 103.9% of CDI
	(104% in 2006)	30,388	22,752

PAFIDC Quotas (iii)	Senior A - 105% of CDI	556,776
	Senior B - 101% of CDI	133,682	71,100
	Senior C - 100% of CDI + 0.5% pa.	133,344

Leasing	CDI rate + 0.14% pa.	6,553	-

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	exchange variation + 4.1% pa.	7,926	15,069

Working capital (i)	Weighted average rate 103.5%
	of CDI (103.4% in 2006)	451,598	651,231

Imports	US dollar exchange variation	14,287	14,056

		1,439,029	871,321

Non-current
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	201,514	113,524

Working capital (i)	TJLP + 1.7%	-	6,401

PAFIDC Quotas (iii)	Senior A - 105.0% of CDI	-	495,131
	Senior B - 101.0% of CDI	-	167,893

Leasing	CDI rate + 0.14% pa.	13,020	-

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	exchange variation + 4.1%	8,513	19,672

Working capital (i)	Weighted average rate 102.2%
	of CDI (103.9% in 2006)	696,247	579,531

		919,294	1,382,152

F – 34

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

13. Loans and Financing (Continued)

The Company uses swaps to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2007 was 11.8% (15.0% at December 31, 2006).

(i) Working capital financing

This financing is obtained from local banks and partly used to fund customer receivables (the amounts not securitized with PAFIDC), and to finance CBD’s growth. These arrangements do not have collateral, but are guaranteed by CBD in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, obtained from the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are based on various foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Amounts are due in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors the covenants. The Company was in compliance with such covenants as of December 31, 2007. CBD guarantees the debts of all subsidiaries.

					At December 31

		Grace in	Number of
		period in	monthly
Contract date	Annual financial charges	months	installments	Maturity	2007	2006

January 13, 2000	TJLP + 3.5%	12	72	January 2007	-	885
November 10, 2000	TJLP + 1 to 3.5%	20	60	May 2007	-	18,849
November 10, 2000	Basket of currencies + 3.5%	20	60	July 2007	-	4,154
November 14, 2000	TJLP + 2.0%	20	60	June 2007	-	1,358
March 12, 2002	Basket of currencies + 3.5%	12	48	March 2007	-	161
April 25, 2002	TJLP + 3.5%	6	60	October 2007	-	8,521
April 25, 2002	Basket of currencies + 3.5%	6	60	October 2007	-	1,179
November 11, 2003	Basket of currencies + 4.125%	14	60	January 2010	16,438	29,246
November 11, 2003	TJLP + 4.125%	12	60	November 2009	107,845	163,604
November 11, 2003	TJLP + 1.0%	12	60	November 2009	6,513	9,879
May 05, 2007	TJLP + 3.2%	6	60	November 2012	161,813	-
May 05, 2007	TJLP + 2.7%	6	60	November 2012	23,376	-

					315,985	237,836

F – 35

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

13. Loans and Financing (Continued)

(ii) BNDES credit line (Continued)

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2007 and 2006, R$ 636 and R$ 4,732, respectively, were added to the principal.

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date

Senior A	5.826	105% of CDI	05/26/2008
Senior B	4.300	101% of CDI	05/26/2008
Senior C	130	101% of CDI + 0.5% p.a.	05/26/2008

(iv) Maturities – long-term

2009	109,106
2010	411,298
2011	364,480
2012	34,410

919,294

14. Debentures

a) Breakdown of outstanding debentures:

			Anual financial
	Type	Outstanding Securities	charges	2007	2006

5th issue - 1st series	Floating	-	CDI + 0.95%	-	414,761
6th issue - 1st series	No preference	54,000	CDI + 0.5%	559,268	-
6th issue - 2nd series	No preference	23,965	CDI + 0.5%	248,201	-
6th issue - 1st ans 2nd series	Interest swap	-	104.96% of CDI	62	-

Total				807,531	414,761

Noncurrent liabilities				(779,650)	-

Current liabilities				27,881	414,761

F – 36

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

14. Debentures (Continued)

b) Debenture transactions:

	Number of
	debentures	Value

At December 31, 2005	40.149	419.469

Interest paid	-	(67.219)
Interest accrued	-	62.511

At December 31, 2006	40.149	414.761

Amortization of principal - 5th issue	(40.149)	(401.490)
6th issuance	77.965	779.650
Interest paid	-	(89.313)
Interest accrued	-	103.923

At December 31, 2007	77.965	807.531

c) Additional information

Sixth issue – on March 1st, 2007, the shareholders approved the issuance and public placement of R$ 779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$ 551,518, for 54,000 debentures issued from the first series, and R$ 245,263 of 23,965 debentures (with discount of 0.24032%), issued from the second series. From the total proceeds obtained from second series, R$ 242,721 were used to amortize 23,965 debentures of the fifth issuance and part of the interest. The debentures are indexed to the average rate of CDI and bear annual spread of 0.5%, payable every six months, starting on September 1st, 2007 and finishing on March 1st, 2013. The debentures principal amortization will take place on March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issuance, calculated based on the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA, lower or equal to 3.25.

F – 37

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

15. Taxes and Social Contribution Payable

These are composed of the following:

	2007	2006

Current
Taxes paid in installments	60,443	52,553
Pis and Cofins payable	25,031	6,583
Provision for income tax and social contribution	16,944	9,539

	102,418	68,675

Non-current
Taxes paid in installments	250,837	261,101

	353,255	329,776

The Company filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months. From the total amount of R$ 311,280, R$ 33,258 are under review by tax authorities.

The amounts payable in installments were as follows:

	2007	2006

Current
I.N.S.S. (Social security tax)	37,561	35,799
CPMF	12,035	16,225
VAT and others	10,847	529

	60,443	52,553

Noncurrent
I.N.S.S. (Social security tax)	169,115	196,895
CPMF	54,159	59,575
VAT and others	27,563	4,631

	250,837	261,101

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was accrued in an amount considered sufficient to cover losses considered probable and is disclosed below net of judicial deposits:

F – 38

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

16. Provision for Contingencies (Continued)

	COFINS e PIS
		Others	Labor	Civel and Other	Total

Balances as of December 31, 2005	921,963	9,013	44,567	101,368	1,076,911
Additions	19,577	34,850	15,766	23,818	94,011
Reversal/Payments	(9,862)	(23,765)	(26,367)	(6,373)	(66,367)
Monetary restatement	79,642	4,482	8,742	12,042	104,908
Judicial deposits	-	-	(36,715)	(35,121)	(71,836)

Balances as of December 31, 2006	1,011,320	24,580	5,993	95,734	1,137,627

Additions	26,250	2,570	19,462	22,821	71,103
Reversal/Payments	(6,886)	-	(18,087)	(21,264)	(46,237)
Monetary restatement	55,497	2,389	6,083	11,517	75,486
Judicial deposits	-	-	(11,050)	(10,740)	(21,790)

Balances as of December 31, 2007	1,086,181	29,539	2,401	98,068	1,216,189

a) Taxes

Tax-related contingencies are indexed to the SELIC – Central Bank Overnight Rate, which presented a cumulative rate of 11.25% for the year ended December 31, 2007 (14.13% in 2006), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

The rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the expansion of the base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, amounting to R$ 971,004 (R$ 915,313 in 2006) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, allowing the Company to pay COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as from December 1, 2002, with the Law 10637/02, and COFINS, as from February 2004 by means of Law 10833/03, the Company and its subsidiaries then started to apply said rules, as well as to discuss at court the expansion of the tax base of such contributions, aiming at continuing its application by the concept of sales revenues, and taking credits not accepted by laws, such as financial expenses and third parties expenses. The provision recorded in the balance sheet in the amount of R$ 115,177 (R$ 96,007 in 2006), includes the unpaid installment, monetarily restated. In addition, the Company challenges the limit of percentage for credit of COFINS credit over the opening inventory derived from Law 10833/03. Due to a judicial authorization, the Company is using such contingent credits and is accruing a provision for contingencies related to such amounts.

F – 39

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

Others

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of IPI over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding tax (IRRF), social contribution on income (CSLL), which also awaits decision by administrative appellate court judge; and not clearly d) administrative assessment due to contingent offsetting of INSS credit made by the Company provided for by law, awaiting for court verdict; e) tax assessment related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. For these issues, the Company was assessed by federal tax authorities for PIS, COFINS and income tax. The amount accrued in the financial statements for such issues is R$ 29,539 (R$ 24,580 in 2006). The Company has no judicial deposits related to such issues.

b) Labor claims

The Company is part of numerous lawsuits involving disputes with its former employees, primarily arising from dismissals in the ordinary course of business. As of December 31, 2007, the Company recorded a provision of R$ 50,166 (R$ 42,708 in 2006) assessed as probable risk. Lawsuits with possible unfavorable outcome assessed by our legal counsel are amounted to R$ 7,151 (R$ 9,734 in 2006). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, considering historical data regarding the amounts paid. Labor claims are indexed to the Referential Interest Rate (“TR”) (2.0% accumulated in the year ended December 31, 2007) plus 1% monthly interest. The corresponding judicial deposits amounts to R$ 2,401 (R$ 5,993 in 2006).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management accrues provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we emphasize the following:

The Company is claiming to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right to not pay such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$ 46,896 (R$ 43,156 in 2006) and the Company made a judicial deposit in the amount of R$ 8,036 judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

F – 40

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

The Company is claming to not pay the contribution to SEBRAE, as enacted by Law 8,029/90, and is asking to offset the amounts paid with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right to not pay the SEBRAE contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. The accrued amount is R$ 37,511 (R$ 31,122 in 2006), and the Company has judicial deposit in the amount of R$ 37,328 (R$ 30,825 in 2006).

The Company is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$ 33,141 (R$ 30,516 in 2006). There is no judicial deposit for such proceeding.

The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until a report and a decision define the final lease amount. The accrued provision is the difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2007 the accrual amount for these lawsuits is R$ 11,955 (R$ 11,507 in 2006), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at December 31, 2007, as follows:

• INSS (Social Security Tax) – The Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$ 116,462 (R$ 106,117 in 2006). These proceedings are under administrative discussion.
• Income tax, withholding tax and CSL – The Company was assessed regarding the taxes mentioned, with varied subject-matters, such as offsetting proceedings, undeductible provisions, all of them awaiting decision in the administrative level the amount of which corresponds to R$ 69,309 (R$ 49,695 in 2006).
• COFINS, PIS and CPMF – The Company was assessed with respect to the taxes mentioned with varied subject-matters, such as offsetting Finsocial, tax payment discrepancies, in addition to PIS and COFINS assessment of soybean operations, previously mentioned. The amount involved in these assessments is R$ 243,637 (R$ 212,996 in 2006) and await administrative decision.
• ICMS – The Company was assessed by state tax authorities regarding the appropriation of energy credits, acquisitions from suppliers considered to be disreputable, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others. At the end of 2007, the Company was assessed by the State of São Paulo, amounting to nearly R$ 557,764, of which approximately R$ 425,000 were evaluated by the management and legal counsels as possible losses. The total amount of these assessments amounts to R$ 878,062 (R$ 330,894 in 2006), which await a final decision in the administrative and court levels

F – 41

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

• Service Tax (“ISS”), Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$ 17,891 and await administrative and court decisions. In 2006, these amounts were classified as remote losses by the legal counsels.
• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency – PROCON (in many states), Weight and Measure Institute – IPEM, National Institute of Metrology, Standardization and Industrial Quality – INMETRO and National Health Surveillance Agency – ANVISA, in great majority related to suits for damages, amounting to R$ 45,139 (R$ 52,404 in 2006).

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

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	511,920	2,198	206,202	720,320
Labor	5,846	3,631	53,589	63,066
Civil and other	11,003	796	17,070	28,869

Total	528,769	6,625	276,861	812,255

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

F – 42

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

17. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	2007	2006	2005

Income (loss) before income taxes	226,145	(258,555)	260,253
Employee's profit sharing	(13,399)	(13,421)	(14,453)

Income (loss) before adjusted income and social
contribution taxes	212,746	(271,976)	245,800

Income and social contribution taxes at nominal rate	(64,917)	89,752	(71,282)

Income tax incentive	1,081	3,562	3,076
Partial reversal of provision for
realization of deferred income tax, net	55,000	-	-
Equity pickup and provision for capital
deficiency of subsidiary	(9,834)	(18,085)	(5,269)
Unrealized capital gains	-	78,961	-
Valuation allowance of deferred income tax assets	-	(161,196)	-
Other permanent adjustments and social
contribution rates, net	7,266	5,534	20,481

Effective income tax	(11,404)	(1,472)	(52,994)

Income tax for the year
Current	(49,720)	(92,200)	(133,861)
Deferred	38,316	90,728	80,867

Income tax and social contribution expenses	(11,404)	(1,472)	(52,994)

Effective rate	5.0	0.6	(21.6)

F – 43

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	2007	2006	2005

Deferred income and social contribution tax assets
Tax loss carryforwards (i)	314,878	298,332	251,307
Provision for contingencies	66,673	65,294	50,131
Provision for interest rate swaps (calculated by cash
basis under Tax Law).	59,975	80,188	42,329
Allowance for doubtful accounts	3,088	13,490	5,944
Goodwill in non-merged companies	74,762	79,433	84,360
Goodwill in merged company (iii)	517,294	517,294	-
Provision for goodwill reduction (Note 11)(i)	139,522	161,196	-
Deferred gain on dilution of investment	-	1,518	17,425
Others	22,998	20,803	16,833

	1,199,190	1,237,548	468,329
Valuation allowance (i)	(84,522)	(161,196)	-

Total deferred income and social contribution assets taxes, net	1,114,668	1,076,352	468,329

Current assets	88,128	238,676	84,745
Non-current assets	1,026,540	837,676	383,584

Total deferred income and social contribution assets taxes	1,114,668	1,076,352	468,329

(i) At December 31, 2007, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred income and social contribution taxes arising from tax loss carryforwards and temporary differences in the amount of R$ 1,114,668 (R$ 1,076,352 in 2006).

Deferred tax assets and liabilities are classified as current or non-current based on the classification of the asset or liability underlying the temporary difference.

Recognition of deferred income and social contribution tax assets refer to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures and after deducting the valuation allowance was considered probable.

(ii) In 2007, Sendas Distribuidora recorded deferred income and social contribution taxes benefit in the amount of R$ 91,469, originated from tax loss carryforward and decrease of the provision for goodwill reduction in 2007, for which management prepared projections and believes that such assets are realizable.

(iii) On December 20, 2006, the Extraordinary General Meeting of Shareholders of CBD approved the merger of Vieri into the Company.

F – 44

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

The goodwill special reserve accrued by the Company, as a result of such merger, as provided for by provision in paragraph 1 of article 6 of the CVM Ruling 319/99, will be written-off against retained earnings at the end of each fiscal year to the extent in which the tax benefit is related to the deductibility of goodwill amortization, and it represents an effective decrease of taxes payable by the Company.

In order to provide a better presentation of the financial statements, the goodwill merged, net of the provision, in the amount of R$ 515,488 representing the tax benefit, plus the amount of R$ 1,806, were reclassified in 2006 to deferred income tax line as of December 31, 2007 and 2006. (See more details on note 1 c).

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management and by the Board of Directors, which supports the realization of this tax asset.

Based on such studies, the Company estimates that the recovery of tax credits will occur until ten years, as follows:

2008	88,128
2009	130,217
2010	190,754
2011	194,744
2012 to 2017	510,825

1,114,668

18. Shareholders’ Equity

a) Share capital

(i) Authorized capital comprises 400,000 (in thousand of shares) approved at the Extraordinary General Meeting held on November 26, 2007. Fully subscribed and paid-up capital is comprised at December 31, 2007 of 227,920 thousand (113,771,378 in 2006) registered shares with no par value, of which 99,680 shares are common (49,839,926 in 2006) and 128,240 preferred shares (63,931,453 in thousands in 2006).

(ii) The Extraordinary General Meeting held on July 30, 2007 approved the conversion of 113,885,493,433 non-par shares, of which 49,839,925,688 are common shares and 64,045,567,745 are preferred shares, representing the Company’s capital stock, at the ratio of five hundred (500) existing shares for one (1) share of same type, and the Company’s capital stock now is represented by 227,770,986 non-par shares, of which 99,679,851 are common shares and 128,091,135 are preferred shares. The number of shares and paid-in capital are already present in this note considering such conversion.

F – 45

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

a) Share capital (Continued)

Breakdown of paid-in capital and share volume:

		Number of shares - in thousands

	Share capital	Preferred shares	Common shares

At December 31, 2005	3,680,240	127,656	99,680

Capitalization of profit reserves	267,177	-	-
Stock option exercise
Series VII	7,120	203	-
Series IX	92	4	-

At December 31, 2006	3,954,629	127,863	99,680

Capitalization of profit reserves	167,542	-	-
Capitalization of profit reserves	18,616	-	-
Stock option exercise
Series VII	26	1	-
Series VIII	6,173	214	-
Series A1 Silver	2,872	117	-
Series A1 Gold	-	45	-

At December 31, 2007	4,149,858	128,240	99,680

At the Board of Directors’ Meetings held at May 15, July 10, November 28 and December 17, 2007, the pai-in capital increase with the exercise and payment of shares in the Stock Option Plan were approved as follows:

F – 46

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

a) Share capital (Continued)

		Number
Meeting	Series	(thousand)	Unit values	Total

April 7, 2006	Serie VI	203	35.07	7,120
May 9, 2006	Serie VII	4	23.00	92

Total 2006		207		7,212

July 10, 2007	Serie VII	0.55	22.95	13
November 28,2007	Serie VII	0.55	23.76	13
May 15, 2007	Serie VIII	194.94	28.89	5,631
July 10, 2007	Serie VIII	18.75	28.90	542
July 10, 2007	Serie A1 Silver	10.56	24.63	260
November 28,2007	Serie A1 Silver	35.67	24.63	879
December 17, 2007	Serie A1 Silver	70.41	24.63	1,733
July 10, 2007	Serie A1 Gold	3.43	0.01	0
November 28,2007	Serie A1 Gold	11.05	0.01	0
December 17, 2007	Serie A1 Gold	30.72	0.01	0

Total 2007		376.63		9,071

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Since 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares should be paid in the amount of R$ 0.08 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose the distribution of dividends at year-end, at least, up to the amount of mandatory dividend, which can include the interest on shareholders’ equity, calculated according to Brazilian tax law, net of tax effects.

F – 47

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

c) Capital reserve – Goodwill special reserve

This reserve was generated by the corporate restructuring process outlined in Note 1 (c), and represents the amount of future tax benefit to be earned through the amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issuance of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issuance, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged amounted to R$ 517,294, which will be used in the capital increase, upon the realization of reserve.

d) Revenue reserve

(i) Legal reserve – the legal reserve is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve – was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at shareholders’ meeting.

(iii) Retention of earnings – the balance at December 31, 2007 is available to the Shareholders’ General Meeting for allocation.

e) Dividends proposed

At February 26, 2008, management proposed for resolution of the Annual General Meeting - AGO, dividends to be distributed, calculated as follows:

	Year ended December 31

	2007	2006	2005

Net income for the year	210,878	85,524	256,990
Realization of unrealized earning reserve		-	4,069
Legal reserve	(10,544)	(4,276)	(12,849)

Dividend calculation basis	200,334	81,248	248,210

Minimum mandatory dividend - 25%	50,084	20,312	62,053

Dividends of R$ 0.20804 per thousand common
shares (2006 – R$ 0.16903; 2005 – R$ 0.51689)	20,737	8,425	25,762
Dividends of R$ 0.22884 per thousand preferred
shares (2006 – R$ 0.18594; 2005 – R$ 0.56857)	29,347	11,887	36,291

F – 48

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

f) Employees’ profit sharing plan

As provided for by the Company’s bylaws, the Company’s Board of Directors approved in a meeting held on December 6, 2007, the distribution of the amount of R$ 13,399 (R$ 13,421, R$ 14,453 at December 31, 2006 and 2005).

g) Preferred stock option plan

(i) 1st Stock Option Plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The shares issued under the Plan afford the beneficiaries the same rights granted to the Company other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The strike price for each lot of options is at least 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The options vest in the following manner and terms: (i) 50% in the last month of the third year following the grant date (1st tranche) and (ii) up to 50% in the last month of the fifth year following the grant date (2nd tranche). The remaining portion of this second tranche is subject to restriction on sale until the beneficiary’s retirement, as per formula defined in the plan which calculates the amount that will remain restricted.

The option strike price from the grant date to the exercise date is updated by the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the formula above shall be adjusted considering the reverse split of shares representing CBD paid-in capital, approved at the Extraordinary General Meeting held on July 30, 2007.

(ii) 2nd Stock Option Plan

The Extraordinary General Meeting held on December 20, 2006 approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, option issued to management and employees under the preferred stock option plan will have the following conditions:

Shares will be classified into two groups: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased, at discretion of the Plan Management Committee based on Company performance, during the 36 months following the granting date.

The exercise price for each Silver-type thousand shares will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee approves the grant of option, with discount of 20%. The price per each Gold-type thousand shares will correspond to R$ 0.01.

F – 49

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

(ii) 2nd Stock Option Plan (Continued)

The option will vest at the end of the 36th month from the grant date, and expire after the 48th month. The grant date is defined as the date of the adhesion agreement of respective series. For the gold series, the Committee is allowed to anticipate the exercise and modify the number of shares granted at its discretion.

The option issued under the previous plan, remain outstanding until the respective maturity dates.

(i) Information on the stock option plans is summarized below:

Breackdown of Series Granted

				Price		Number of shares (per thousand)

		1st date of exercise	2nd date of exercise and expiration	On the granting date	End of period	Amount of shares granted		Non-exercised by dismissal		Balance of options in force

Series granted	Grant date						Exercised		Expired

Balance at December 31, 2006
Serie VI	03/15/2002	03/15/2005	03/15/2007	23.50	35.92	825	(203)	(367)	-	255
Serie VII	03/16/2003	03/16/2006	03/16/2008	20.00	22.68	1,000	(295)	(246)	-	459
Serie VIII	04/30/2004	04/30/2007	04/30/2009	26.00	28.55	862	-	(260)	-	602
Serie IX	05/15/2005	05/15/2008	05/15/2010	26.00	26.08	989	-	(231)	-	758
Serie X	06/07/2006	06/07/2009	06/07/2011	33.00	33.78	901	-	(34)	-	867

						4,577	(498)	(1,138)	-	2,941

Balance at December 31, 2007
Série VI	03/15/2002	03/15/2005	03/15/2007	23.50	35.92	825	(203)	(367)	(255)	-
Série VII	03/16/2006	03/16/2006	03/16/2008	20.00	24.34	1,000	(297)	(318)	-	385
Série VIII	04/30/2004	04/30/2007	04/30/2009	13.00	30.67	862	(214)	(373)	-	275
Série IX	05/15/2005	05/15/2008	05/15/2010	13.00	27.99	989	-	(407)	-	582
Série X	06/07/2006	06/07/2009	06/07/2011	16.50	36.30	901	-	(210)	-	691
Série A1 - Gold	04/13/2007	04/30/2010	04/29/2011	0.01	0.01	324	(45)	(5)	-	274
Série A1 - Silver	04/13/2007	04/30/2010	04/29/2011	24.63	24.63	1,122	(117)	(49)	-	956

						6,023	(876)	(1,729)	(255)	3,163

The amount of shares at December 31, 2007 and 2006 is already presented considering the reverse split. In the table above, the end of period strike price includes the effect of inflation for all series except the Gold and Silver which are not subject to inflation adjustment.

F – 50

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

(ii) 2nd Stock Option Plan (Continued)

Series Exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price of the shares on the exercise date(R$)

At December 31, 2006
Serie VII	03/16/2003	12/13/2005	291	22.12	6,445	37.43
Serie VI	03/15/2002	04/07/2006	203	35.11	7,120	44.54
Serie VII	03/16/2003	06/09/2006	4	22.12	92	33.33

			498		13,657

At December 31, 2007
Série VI	03/15/2002	04/07/2006	203	35.11	7,120	44.54
Série VII	03/16/2003	12/13/2005	291	22.12	6,445	37.43
Série VII	03/16/2003	06/09/2006	4	22.12	91	33.33
Série VII	03/16/2003	07/10/2007	1	22.95	13	37.15
Série VII	03/16/2003	11/28/2007	1	23.76	13	28.56
Série VIII	04/30/2004	05/15/2007	195	28.89	5,631	31.60
Série VIII	04/30/2004	07/10/2007	19	28.90	542	37.15
Série A1 Silver	04/13/2007	07/10/2007	11	24.63	260	37.15
Série A1 Silver	04/13/2007	11/28/2007	36	24.63	878	28.56
Série A1 Silver	04/13/2007	12/17/2007	70	24.63	1,734	33.26
Série A1 Gold	04/13/2007	07/10/2007	3	0.01	0	37.15
Série A1 Gold	04/13/2007	11/28/2007	11	0.01	0	28.56
Série A1 Gold	04/13/2007	12/17/2007	31	0.01	0	33.26

			876		22,727

The amount of shares at December 31,2006 is already presented considering the reverse split.

Gold series may be exercised before they are vested in case of approval by the Plan’s Management Committee. In case of dismissal the vest will be immediate for both series gold and silver series.

(iii) Other information related to the stock option plans

At March 15, 2007, series VI was expired.

At February 23, 2006, series V was expired, without any exercise.

At March 31, 2005 series IV was expired, without any exercise.

At March 31, 2004 series III was exercised, shares were issued and the series were expired.

Series I and II were expired in 2001 and 2002, respectively.

At December 31, 2007, the Company’s preferred share price on BOVESPA was R$ 34.11 per share.

F – 51

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

(iii) Other information related to the stock option plans (Continued)

The table below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	2007	2006

Number of shares	227,920	227,543
Balance of series granted outstanding	3,163	2,941

Maximum dilution percentage	1.39%	1.29%

The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP Nº 01/2006 paragraph 25.9:

	2007		2006

	Net income	Shareholders'	Net	Shareholders'
		equity	income	equity

At December 31	210,878	5,011,992	85,524	4,842,127
Expenses related to share-based
compensation to employees
determined according to
market value method	(3,492)	(1,936)	(9,744)	(5,238)

At December 31 (pro-forma)	207,386	5,010,056	75,780	4,836,889

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” considering: expectation of dividends in the average of 0.52% at December 31, 2007 (1.42% in 2006), expectation of volatility of nearly 35.25% at December 31, 2007 (37.2% in 2006), risk free weighted average interest rate of 11.95% at December 31, 2007 (6.62% in 2006) and expectation of average life of series VII and VIII is four years, whereas for series A1, the expectation is 3.5 years.

F – 52

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

19. Net Financial Income

	2007	2006	2005

Financial expenses
Financial charges - BNDES	(25,343)	(41,935)	(39,879)
Financial charges - Debentures	(86,658)	(62,527)	(87,499)
Financial charges on
contingencies and taxes	(93,140)	(112,937)	(140,876)
Swap operations	(85,645)	(138,547)	(240,939)
Receivables securitization	(125,487)	(139,485)	(99,364)
CPMF (*) and other bank services	(67,959)	(80,903)	(43,708)
Other financial expenses	(71,346)	(27,054)	(31,306)

Total financial expenses	(555,578)	(603,388)	(683,571)

Financial revenues
Interest on cash and cash
equivalents	155,014	231,647	232,825
Financial discounts obtained	40,953	58,092	81,422
Financial charges on taxes
and judicial deposits	64,760	51,095	73,082
Interest on installment sales	38,054	39,669	50,593
Interest on loans	908	2,198	24
Other financial revenues	44,724	60	8,776

Total financial revenues	344,413	382,761	446,722

Net financial result	(211,165)	(220,627)	(236,849)

(*) Provisional tax on financial transactions.

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as transactions are limited to traditional, highly-rated banks and within limits approved by Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (nearly 1.39% of yearly sales). In such portion, the risk is minimized by the large customer portfolio.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we pay in advance suppliers that have already delivered the goods in order to obtain a discount.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution and which also include monetary limits and financial institution credit ratings.

F – 53

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

20. Financial Instruments (Continued)

c) Market value of financial instruments

Estimated market value of financial instruments at December 31, 2007 considering maturities or frequent price adjustments approximates the book value of these instruments recorded in the financial statements, as shown below:

	Book	Market

Assets
Cash and cash equivalents	414,013	414,013
Marketable securities	650,119	650,119

	1,064,132	1,064,132

Liabilities
Loans and financings	2,358,323	2,335,805
Debentures	807,531	805,399

	3,165,854	3,141,204

Market value of financial assets and current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to swap the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swaps which change the charges to CDI variation. These instruments are reflected in the table above at market value.

d) Foreign exchange and interest rate risk management

The use of derivative instruments involving interest rates, intend to protect the Company from the effect of significant related market variations. This process is conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on current and non-current debt – Note 13 for floating rate interest in Brazilian reais. As of December 31, 2007, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,164,284 (US$ 657,305 thousand) (R$ 1,279,559 – US$ 598,483 thousand in 2006), at the weighted average interest rates of 5.6% per annum (5.1% in 2006), are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 102.7% of CDI (103.6% of CDI in 2006).

F – 54

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

21. Insurance Coverage (unaudited)

Coverage at December 31, 2007 is considered sufficient by management to meet possible estimated losses and is summarized as follows:

		2007	2006

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,801,656	5,577,635
Profit	Loss of profit	1,335,000	1,335,000
Cash	Theft	47,194	43,460

The Company also holds specific policies covering civil and management liability risks in the amount of R$ 142,400 (R$ 160,410 at December 31, 2006).

22. Non-Operating Results

	2007	2006	2005

Expenses
Goodwill impairment	-	(268,886)	-
Results in the property and equipment write-off	(10,854)	(68,585)	(17,803)
Judicial deposits write-off	(384)	(25,844)	-
Allowance for losses - other receivable	-	(22,570)	(28,086)
Provision for recovery of assets and others	(100)	(4,289)	(7,271)

Total non-operating expenses	(11,338)	(390,174)	(53,160)

Revenues
Achievement of performance goal	-	58,151	38,140
Gains from shareholding dilution	-	-	18,640
Performance goal on Itaú transaction	-	7,260	27,172
Provision write-off	2,215	-	-
Other	39	1,534	1,339

Total non-operating revenues	2,254	66,945	85,291

Non operating (expenses) revenues, net	(9,084)	(323,229)	32,131

F – 55

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

23. Commitments

The Company has lease commitments for various stores at December 31, 2007, in the amount of R$ 1,981,448 as follows:

2008	285,158
2009	240,944
2010	199,116
2011	166,054
2012	142,626
Thereafter	947,550

1,981,448

24. Defined Contribution Pension Plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. When setting up the Plan, the Company will provide monthly contributions on behalf of its employees. Contributions made by the Company in the year ended at December 31, 2007, amounted to R$ 863, and employees’ contributions amounted to R$ 2,054, plan has 895 participants as of December 31, 2007.

25. Changes to the Preparation and Disclosure of Financial Statements

On December 28, 2007, Law No. 11,638 was approved, which amends and revokes certain provisions of Law No. 6,404, dated December 15, 1976, and of Law No. 6,385 dated December 7, 1976. The main changes brought about by the new law, are:

• Net assets, businesses or companies acquired from third parties shall be initially measured at market value.
• Financial assets held for trading or sale, including derivatives, shall be measured at market value. Other financial assets shall be measured at initial cost, restated under applicable legal or contractual provisions, and adjusted to their probable realizable value, whenever this is lower.
• Long-term assets and liabilities are to be discounted to present value to exclude implicit interest. Short term assets and liabilities shall be discounted to present value whenever such discount has any significant effect on financial reporting.
• The company shall, on a periodic basis, perform an analysis of the recoverability of the amounts recorded in fixed, intangible and deferred assets to determine that an impairment loss is recorded when there is evidence that the capital invested will not produce sufficient cash flows for recovery of the recorded amount. Further the assets’ economic useful lives are to be reviewed on a periodic basis to determine they are appropriate and the calculations of depreciation, depletion and amortization are to be reviewed and adjusted as necessary. Capital leases shall be recorded as fixed assets.
• Investments in affiliates in whose management the company has significant influence or in which they hold 20% or more of the voting capital (not of the total capital as before), in subsidiaries, and in other companies that are in the same group, or that are under common control, shall be measured by the equity method.
• In shareholders’ equity, the revaluation reserve is eliminated and a newaccount, “adjustments to asset valuation”, is introduced. Offsetting entries to increases and decreases in assets and liabilities measured at market value shall be classified as adjustments to the new equity account as long as they were not included in net income for the year on an accrual basis.
• The statement of changes in financial position has been replaced with statements of value added (for all publicly-held companies) and cash flows (for all companies). In 2008 (year of transition), these statements may be presented without prior year comparative amounts.

F – 56

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

25. Changes to the Preparation and Disclosure of Financial Statements (Continued)

• Privately-held companies may opt to follow the same financial reporting rules issued by the Brazilian Securities Commission (CVM) for publicly-held companies.

The requirements of this new Law are applicable to the financial statements for fiscal years starting as from January 1st, 2008, and the changes thereto for the year ending December 31, 2008 shall also be applied retroactively to December 31, 2007 for presentation and comparison purposes of the financial statements to be disclosed.

Upon the preparation of the current financial statements, it is not possible to anticipate the impacts of this new law on the Company’s operation results and and financial position, to be reflected on the individual and consolidated financial statements for the fiscal year started in January 1,2008 and retrospectively, on the financial statements for the year ended at December 31, 2007, upon its preparation for comparison purposes to be disclosed on the financial statements for the year ending December 31,2008.

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company

The accounting practices of the Company are in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM – Comissão de Valores Mobiliários (“Securities and Exchange Comission of Brazil”) and IBRACON - Institudo dos Auditores Independentes do Brasil (“Brazilian Institute of Independent Accountants”). Accounting practices applicable to the Company, which differ significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

F – 57

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

a) Supplementary inflation restatement in 1996 and 1997

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP financial statements included indexation adjustments which reflected the effect of inflation on property and equipment, investments, deferred charges (together known as permanent assets) and shareholders' equity, and included a net charge or credit in the statement of operations.

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

For U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 13,520 and R$ 15,126, at December 31, 2007 and 2006, respectively, due to the additional inflation restatement adjustments, net of accumulated depreciation.

These amounts generated increases in depreciation charges in R$ (1,606), R$ (626) and R$ (37,392) in 2007, 2006 and 2005 respectively.

b) Business combinations

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2007 and 2006 totaled R$ 674,852 and R$ 630,945 (Consolidated amounts including the goodwill in Sendas Distribuidora), respectively, classified as intangible assets and amortized over a period of 10 years.

Under Brazilian GAAP, goodwill arises from the difference between the amounts paid and the book value (usually also tax) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired, or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years. Goodwill recorded in a subsidiary books subsequently merged into its parent is reclassified to deferred charges or property and equipment.

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

The Company performs an annual evaluation of impairment comparing the fair value of the Company’s reporting unit, to its carrying value, including goodwill. If the Company’s reporting unit fair value exceeds its carrying value, no further work is required and no impairment loss is recognized. In case the Company’s carrying value of the reporting unit exceeds its fair value, its goodwill is potentially impaired and then management completes Step 2 in order to measure the impairment loss. In step 2, the Company compares the implied fair value of goodwill to the carrying value of goodwill.

F – 58

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

If the implied fair value of goodwill is less than the carrying amount of goodwill, the Company recognizes an impairment loss equal to the difference (i.e., write goodwill down to the implied fair value of goodwill amount). This becomes the new carrying value of goodwill that will be used in future impairment tests. The loss cannot exceed the carrying value of goodwill.

Differences in relation to Brazilian GAAP arise principally from the measurement of the fair values assigned to the assets acquired and liabilities assumed and resulting goodwill amounts, if any.

The roll forward of balances is as follows:

	Goodwill	Intangible	Total
		Assets

Balance as of December 31, 2004 - U.S. GAAP	593,283	52,932	646,215

Impairment (disposals)/ (amortization)	(16,015)	(10,586)	(26,601)
Acquisition	30,257		30,257

Balance as of December 31, 2005 - U.S. GAAP	607,525	42,346	649,871

Impairment (disposals)/ (amortization)	(4,885)	(10,586)	(15,471)
Acquisition	2,485	-	2,485

Balance as of December 31, 2006 - U.S. GAAP	605,125	31,760	636,885

Impairment (disposals)/ (amortization) (i)	-	(32,449)	(32,449)
Acquisition of Rossi (ii)	43,758		43,758
Acquisition of ASSAI	164,293	34,530	198,823

Balance as of December 31, 2007 - U.S. GAAP	813,176	33,841	847,017

Balance as of December 31, 2007 – BR GAAP	493,182	-	493,182

Prepaid payment to Rossi, classified in prepaid assets for
BRGAAP purposes, as disclosed below in (iii)
			43,758
Others			4,444

GAAP difference	(319,994)	(33,841)	(305,633)

(i) During 2007, management decided to discontinue the BARATEIRO trade-name, resulting in a write-off of R$ 31,760. The remaining amounts are related to amortization of other intangibles.

For purposes of the U.S. GAAP reconciliation, the effects of these differences in the income statements were R$ 93,520, R$ 115,141 and R$ 109,338 in 2007, 2006 and 2005, respectively. These amounts are comprised of the following:

F – 59

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

	2007	2006	2005

Amortization and write-off of trade name	(32,449)	(10,586)	(10,586)
Reversal of amortization of goodwill under Brazilian GAAP	125,969	125,727	119,924

	93,520	115,141	109,338

The net effect in shareholders’ equity of these differences related to business combinations, was an increase of R$ 305,633, and R$ 212,113 in 2006.

Estimated amortization expense for the next 5 years is as follows:

2008	(4,136)
2009	(4,136)
2010	(4,136)
2011	(4,136)
2012	(4,136)
2013	(4,136)
2014	(4,136)
2015	(4,136)
2016	(753)

Total	(33,841)

(ii) Acquisition of Rossi

As mentioned in note 1 d), in August 3, 2007, CBD structured a transaction which is accounted for as an operational leasing of assets of 5 stores from Rossi Supermercados (“ROSSI”).Under Brazilian GAAP the transaction is accounted for as an operating lease. The amount of R$ 45,500 was paid in advance and classified as a prepaid assets. CBD also acquired accounts receivable of R$ 4,681 and inventories by R$ 16,273. Fixed assets are part of the assets leased and can be purchased in the end of the 5 years leasing agreement by its residual book value.

Under U.S. GAAP the transaction was accounted for under SFAS 141, as an acquisition of a business. The conditions established in the agreement meet the definition of a business mentioned in EITF 98-3. Therefore, for USGAAP purposes, the amount of R$71,764, was considered the acquisition price.

The fair value of intangible and tangible assets were determined based in appraisal reports prepared by specialists. The goodwill generated in USGAAP is as follows:

F – 60

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

(ii) Acquisition of Rossi (Continued)

August 3rd, 2007

Accounts Receivable	4,681
Inventory	16,273
Property and equipment, net	7,052

Total assets acquired	28,006

Net Assets	28,006

Amount paid in the acquisition	71,764

Goodwill in the acquisition	43,758

(iii) Acquisition of Barcelona - ASSAI

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed. The results of the Assai’s operations have been included in the consolidated financial statements since the acquisition date which was November 1, 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Nov 1st, 2007

Current assets	70,403
Property and equipment, net	31,321
Intangible assets provisionary identified	34,530

Total assets acquired	136,254

Current liabilities	68,641
Non-current liabilities	16,959
Minority interest	6,443

Total liabilities assumed	92,043

Net Assets	44,211

Amount paid in the acquisition	208,504

Goodwill in the acquisition	164,293

F – 61

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

(iii) Acquisition of Barcelona - ASSAI (Continued)

As described in Note 9 b (iii) CBD paid R$ 208,504 for 60% interest in Barcelona Comercio Varejista e Atacadista S.A. (“Barcelona”), which received the operational assets of Assai Comercial e Importadora Ltda. (“Assai”), a chain of stores operating in the cash & carry business.

Under Brazilian GAAP, the Company recognized a goodwill of R$206,068 which represents the difference between the amount paid and the book value of the net assets of Barcelona.

Under US GAAP, this was accounted under the purchase method consistent with FAS 141.

Although the Company has obtained a final valuation of net tangible assets related to the 2007 acquisitions, it has not obtained enough historical data to conclude the valuation of the identified intangible assets related to the Assai purchase. Consistent with FAS 141 allocation period of 12 months to complete the purchase price allocation, the Company will conclude the collection of data and conclude the valuation of the intangibles during 2008.

As mentioned in note 9 b (iii), the 40% minority interest in Barcelona remained with the former shareholders of ASSAI and is subject to put and call options, pursuant to the shareholders agreement. For Brazilian GAAP, the put and call option did not generate any accounting entry. For U.S. GAAP, the put option is considered a puttable minority interest and it is accounted for according to the provisions of SEC Accounting Series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stocks” and Topic No. D-98 “Classification and Measurement of Redeemable Securities”, which require the Company to record as a liability the higher of the most probable amount of which the option can be exercised at each reporting date or the minority interest and an offsetting charge against retained earnings (equity). On December 31, 2007, the liability recorded against equity amounted R$ 125,321. Additionally, under D 98, this amount is deemed to be a deemed dividend and increases or decreases in the carrying amount and shall reduce or increase income applicable to common stockholders in the calculation of earnings per share and preferred stock dividends. If charges or credits are material to income, separate disclosure of income applicable to common stockholders on the face of the income statement should be provided.

c) Sendas Distribuidora

Under Brazilian GAAP, following the CVM Instruction No. 247 and in conformity with the shareholders’ agreement Sendas Distribuidora was fully consolidated. The shareholders agreement establishes that the Company has the operating and administrative management in addition to its prevailing decision to elect or remove directors.

For purposes of U.S. GAAP, the investment in Sendas Distribuidora did not meet the criteria for consolidation as defined by SFAS No. 94 ("Consolidation of All Majority-Owned Subsidiaries") nor did it meet the pre-requisites of a qualifying variable interest entity ("VIE"), under FASB Interpretation No. ("FIN") 46R "Consolidation of Variable Interest Entities, (revised December 2003)"; therefore this investment is accounted for under the equity method.

Additionally, there are several differences related to Sendas financial statements which affect the equity pick up recorded by the Company. The key differences are as follows:

F – 62

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

i. Under U.S. GAAP, the interest in Sendas Distribuidora has been recorded under the equity method. The related equity pick up was computed based on 50% ownership of common shares, in conformity with the shareholders’ agreement. Under Brazilian GAAP, equity pickup is calculated at 42.57% based on total capital.
ii. Reversal of amortization of Brazilian GAAP goodwill – Under Brazilian GAAP, the assets contributed to the joint venture were recorded at carrying value value and goodwill was created. Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the amortization of goodwill recorded for Brazilian GAAP purposes of R$ 701,773 for 2007 and R$ 673,551 for 2006. Also, the balances of reversed goodwill amounted to R$ 883,442 for 2007 and 2006. The Company’s carrying amount of its investment in Sendas Distribuidora at the date (February 1, 2004) of the joint venture formation was R$ 141,732, while its 50% interest in the net assets of the joint venture was a negative amount of R$ 91,738. This difference is accounted for as embedded goodwill in accordance with APB 18 and will not be amortized, in accordance with FAS 142, but will be assessed for impairment on an annual basis. The Company determined that there was no impairment for 2007.
iii. Goodwill impairment – As described in Note 17, the Company determined that the Brazilian GAAP goodwill was impaired and recorded an impairment expense. For US GAAP, this goodwill does not exist and therefore, such impairment needs to be reversed.
iv. Derivatives – See note 26 (i)
v. Income taxes – The Company determined that certain deferred income tax assets were not more likely than to be realized and therefore the Company recorded a valuation allowance.
vi. Capital leases – see note 26 (v).

Below is a summary of the mainly effect of these adjustments in Sendas net income and Shareholder’s equity:

(i) Shareholders' Deficit

	December 31

	2007	2006

Shareholders' equity under Brazilian GAAP	4,410	23,603
Reversal of goodwill amortization	701,773	673,551
Reversal of goodwill	(883,442)	(883,443)
Deferred income taxes, net	(264,070)	(172,601)
Others	1,439	(17,228)

Shareholders' deficit under U.S. GAAP	(439,890)	(376,118)

F – 63

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

(ii) Net Loss

	Year ended December 31

	2007	2006	2005

Net income (loss) under Brazilian GAAP	(19,193)	(625,060)	(111,759)
Reversal of goodwill amortization	28,222	556,812	66,057
Deferred income taxes, net	(91,469)	(43,231)	(121,313)
Others	18,667	(13,182)	22,938

Net loss under U.S. GAAP	(63,773)	(124,661)	(144,077)

The effect of these differences between Brazilian GAAP and U.S.GAAP on the financial statements of Sendas Distribuidora result in the following effect on the equity pick up:

	2007	2006	2005

BR GAAP and US GAAP difference on equity pickup - Income statement	(23,629)	(85,852)	(43,103)
Equity pickup Sendas Distribuidora US GAAP - Accumulated equity effect	(150,442)	(126,726)	(40,874)

The Company performs an analysis to determine whether the investment is impaired, in accordance with APB 18. The Company has performed such tests, and there was no evidence of impairment related to the investment and related goodwill.

Sendas Distribuidora condensed balance sheets and condensed statements of income in accordance with U.S. GAAP are as follows:

	2007	2006	2005

Net sales revenue	2,783,368	2,776,736	2,866,597
Operating income	33,869	3,333	70,167
Non-operating expenses	(97,642)	(161,660)	(150,008)

Net loss	(63,773)	(124,661)	(144,077)

Current assets	469,544	451,109	495,611
Property and equipment, net	411,164	432,204	460,702
Non-current assets	250,431	174,122	164,736

Total assets	1,131,139	1,057,435	1,121,049

Current liabilities	1,265,530	824,045	697,323
Non-current liabilities	305,500	609,508	675,183
Shareholders' deficit	(439,891)	(376,118)	(251,457)

Total liabilities and shareholders' deficit	1,131,139	1,057,435	1,121,049

Sendas Distribuidora has total loans payable of R$ 1,028,283 and R$ 880,561 at December 31, 2007 and 2006, respectively, which are guaranteed by CBD.

F – 64

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

d) Cash consideration received from vendors

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

For purposes of the U.S. GAAP reconciliation, income in 2005 was increased by R$ 25,190. In addition, the Company decided, beginning at January 1, 2005, to change the accounting treatment used for cash consideration received from vendors in Brazilian GAAP to the same required under US GAAP.

e) Property and equipment

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

For purposes of the reconciliation, shareholders’ equity was reduced by R$ 8,452 in 2007 and R$ 9,293 in 2006 to reflect such adjustments, net of amortization, to comply with U.S. GAAP. These adjustments reduced depreciation charges by R$ 841, R$ 969 and R$ 1,032 in 2007, 2006 and 2005, respectively.

Additionally, in accounting for long-lived assets, the Company makes assumptions about the expected useful lives of its assets and the potential for impairment. Long-lived assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value. The Company has not identified any impairment to long-lived assets.

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

F – 65

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

e) Property and equipment (Continued)

(i) Capitalized interest on construction in progress (Continued)

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

For U.S. GAAP purposes, the amortization of leasehold improvements increased income for the year ended December 31, 2005 by R$ 51,677.

f) Deferred charges

Brazilian GAAP permits deferral of certain pre-operating expenses incurred in the construction or expansion of a store before it begins operations, research and other items which are recorded at cost and amortized over a period of five years.

For U.S. GAAP purposes, the deferred charges which do not meet the conditions established for deferral have been charged to the income statement.

For the purposes of the U.S. GAAP reconciliation, shareholders' equity was decreased by R$ 77,177 and R$ 76,180, at December 31, 2007 and 2006, respectively, due to deferred charges adjustments, net. These amounts generated decreases in net income of R$ (997), R$ (14,489) and R$ (35,519) in 2007, 2006 and 2005, respectively.

A breakdown of the adjustments into net income for the years presented is set forth in the following table:

Reversal of amortization of deferred charges under Brazilian
GAAP	2007	2006	2005

Pre-operating expenses and other	(997)	(14,489)	(10,002)
Initial fee of sale lease back transaction (note 26(h))	-	-	(25,517)

	(997)	(14,489)	(35,519)

g) Leases

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

F – 66

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

g) Leases (Continued)

All other leases are classified as operating leases and the lease expenses are recorded on a straight-line basis.

For the purposes of the U.S.GAAP reconciliation, shareholders’ equity was reduced by a net amount of R$ 9,770 and R$ 7,452, at December 31, 2007 and 2006, comprising adjustments from properties and equipments under capital lease (R$ 58,432 and R$ 31,322 at December 31, 2007 and 2006, respectively) and the related capital lease obligations (R$ 68,202 and R$ 38,774 at December 31, 2007 and 2006, respectively). These amounts increased income in 2007, 2006 and 2005 respectively by R$ 2,318, R$ 2,121 and R$ 1,334.

The accumulated depreciation regarding these leases are R$ 36,405 and R$ 27,726 at December 31, 2007 and 2006.

h) Sale lease back

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

Consequently, under US GAAP, the Company adjusted the properties sold to fair value of R$ 1,023,927, which was the same amount of the liability assumed by the Company at present value and resulted in a deferred gain of R$ 4,780, outcome from disposal of some stores, which is being recognized in twenty years. The initial fee of R$ 25,517 was considered as part of the initial minimum lease payments. The annual interest rate used in the calculation was 21.8% at the inception date.

Under U.S. GAAP, the net amount of assets depreciation and liabilities amortization in 2007 result in a decrease of net income of R$ 35,850 (R$ 30,669 in 2006 and R$ 9,154 in 2005) and shareholders equity of R$ 75,673 (R$ 39,823 in 2006), which can be summarized as described below:

F – 67

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Sale lease back (Continued)

	Asset		Liability		Deferred Gains

	2007	2006	2007	2006	2007	2006

Inception	1,023,927	1,023,927	(1,023,927)	(1,023,927)		-
Deferred gains		-		-	(4,780)	(4,780)
Depreciation	(54,984)	(32,488)		-		-
Interest accrued		-	(203,546)	(97,730)		-
Amortization		-		-	538	299
Payment		-	187,099	94,876		-

Closing balance	968,943	991,439	(1,040,374)	(1,026,781)	(4,242)	(4,481)

	2007	2006	2005

Depreciation	(22,496)	(22,496)	(9,992)
Non operating income	239	239	(4,720)
Interest accrued	(105,816)	(97,730)	-
Financial expenses	92,223	89,318	5,558

	(35,850)	(30,669)	(9,154)

i) Derivative and other financial instruments

Under Brazilian GAAP, financial instruments and derivatives are accounted for at cost or contract value with footnote disclosure of the type and amounts of financial instruments and derivatives. The Company recorded its derivative activities by the net assets or liabilities amounts measured at the spot rates at the balance sheet date.

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

At December 31, 2007, the Company has cross-currency and interest rate swaps outstanding of which the fair value liability amount was R$ (17,453) (2006 – R$ (195,529)). They mature in various dates through June, 2010.

The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt and long-term debt (Note 13) for floating rate interest in Brazilian reais.

At December 31, 2007 the notional amounts of the cross-currency and interest rate swaps and the fair market value amounts were as follows:

F – 68

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Derivative and other financial instruments (Continued)

		2007		2006

	Notional outstanding amount	Fair market value		Notional outstanding amount
		(*)			Fair market value (*)

		Asset	Liability		Asset	Liability

Cross-currency interest rate swaps	478,406	-	(17,453)	283,025	-	(195,529)

Current liabilities		-	(20,649)		-	(195,529)
Long-term liabilities		-	3,106		-	-

(*) Fair market value loss under outstanding cross-currency and interest rate swaps.

The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives.

For U.S.GAAP, gains (losses) from derivative activities totaled R$ (19,435), R$ (1,656) and R$ 9 in the years ended December 31, 2007, 2006 and 2005, respectively, and are included in "Financial expense - interest expense" and the amounts of R$ (18,423) and R$ (1,012) in the shareholders’ equity in 2007 and 2006, respectively.

j) Put options - AIG

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

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD, which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase. The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance. If the value of AIG’s shares in Sendas Distribuidora shares results in more than the value of three billion shares of CBD, the Company will pay the difference in cash. Additionally, in case of a gridlock, as defined in the agreement, or AIG fails to exercise his Put Option by July 25th, 2008, at its sole discretion CBD shall have the right to demand from the AIG the sale, transfer and alienation, to CBD, by the exit price (Note 9 d) of all of AIG’s shares of Sendas Distribuidora.

The Company determined that such written put option should be accounted for at fair value as a liability under US GAAP. The Company calculated the fair value of the put option and recognized R$ 17,929 as a liability in 2007, (R$ 16,659 in 2006), and expenses amounted to R$ 1,270, R$ 11,455 and R$ 5,204 in 2007, 2006 and 2005, respectively.

Under Brazilian GAAP, there is no specific statement regarding such financial instruments and this liability is not recorded.

F – 69

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

k) Put options – Sendas S.A.

As described in note 9(c), at October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. Similarly to the AIG options described above, this instrument should be recorded at fair value for US GAAP. The Company determined that the fair value was insignificant at December 31, 2007 and 2006.

l) Deferred gain on FIC Transaction

As described in Note 9(e), the Company formed a strategic alliance with Itaú. The deal was effected through a series of transactions whereby the Company received R$ 380,444 in cash and the Company then made a cash capital contribution of R$ 75,000 to Miravalles. Pursuant to the joint venture agreement, R$ 152,500 was placed into a restricted account controlled by Itaú and the funds were to be released as certain performance milestones were achieved.

Under Brazilian GAAP, at December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the escrow account are no longer tied, and fines for noncompliance of said goals were set out. In 2006, the Company recognized the remaining amount of R$ 58,151(R$ 38,140 in 2005) under non-operating results, due to the fulfillment of certain performance goals during the year.

Under U.S. GAAP, this transaction resulted in gain recognition of R$ 152,944 in 2004, and a deferred gain of R$ 41,755 at December 31, 2007 and R$ 68,425 at December 31, 2006, related to the funds held in escrow (as of December 31, 2004). The funds were released from escrow in 2005 but remain subject to the performance of certain milestones, and therefore, under US GAAP, it will continue to defer the gains until the performance obligations are totally met.

Under U.S. GAAP, the interest in Miravalles Empreendimentos e Participações S.A. has been recorded under the equity method considering the 50% ownership. The differences between Brazilian GAAP and U.S. GAAP on the investment on Miravalles resulted in a total net decrease of R$ 2,419 at December 31, 2007 and R$ 3,916 in 2006, generated a loss on equity pick-up of R$ 17,198 at December 31, 2007 and R$ 14,779 in 2006.

The differences in the equity pickup related to Miravalles are originated by the difference between U.S. GAAP and BR GAAP, of this investee. The main differences are related to allowance for loan losses which are higher under US GAAP and capitalized telemarketing and advertising expenses which are expensed under US GAAP.

F – 70

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

l) Deferred gain on FIC Transaction (Continued)

Therefore, this transaction resulted in a total net increase of gain of R$ 41,670 at December 31, 2007 and decrease of R$ 39,676 in 2006 and R$ 21,665 in 2005; shareholders equity was decreased by R$ 69,255 and R$ 110,925 in 2007 and 2006, respectively.

Additionally, under U.S. GAAP, the basis of the investment in the joint venture is deemed to be zero. Under APB 18, this difference of R$ 75,000 from the underlying equity in the net assets of the investee is recognized as a deferred credit and will be amortized into income using the straight line method over 5 years. The Company recognized amortization of R$ 15,000 in 2007 and 2006, respectively.

The Company analyzed this investment for impairment in accordance with APB 18 and concluded there was no impairment at December 31, 2007 and 2006.

m) Earnings per share

Under Brazilian GAAP, disclosure of net income per share is computed based on the number of shares outstanding at the balance sheet dates and does not distinguish between common and preferred shares. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred shareholders are entitled on distributed earnings is not allocated on calculating EPS under Brazilian GAAP.

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

Due to the reverse split (note 18 a), the Company restated the earning per share presented in 2006 and 2005, in order to maintain the comparability of the earnings per share calculation with the current year.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented:

F – 71

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Earnings per share (Continued)

	Year ended December 31, 2007			Year ended December 31, 2006 (Restated)

	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividends proposed	29,327	20,757	50,084	11,887	8,425	20,312
Puttable minority interest per Topic D-98
"ASSAI"	73,377	51,944	125,321	-	-	-
Basic allocated undistributed earnings	57,385	40,623	98,008	(3,403)	(2,412)	(5,815)

Allocated net income available for
common and preferred shareholders	160,089	113,324	273,413	8,484	6,013	14,497

Basic denominator (in thousands of
shares)
Weighted-average number of shares	128,010	99,680	227,690	127,807	99,680	227,487

Basic earnings per thousand
shares – U.S. GAAP (R$)	1.25	1.14	-	0.07	0.06	-

Diluted numerator
Actual dividends proposed	29,356	20,728	50,084	11,911	8,401	20,312
Puttable minority interest per Topic D-98
(ASSAI)"	73,456	51,865	125,321	-	-	-
Diluted allocated undistributed earnings	57,447	40,561	98,008	(3,410)	(2,405)	(5,815)

Allocated net income available for
common and preferred shareholders	160,259	113,154	273,413	8,501	5,996	14,497

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	128,010	99,680	227,690	127,807	99,680	227,487
Put options	113	-	113	12	-	12
Stock options	199	-	199	659	-	659

Diluted weighted-average number of
shares	128,322	99,680	228,002	128,478	99,680	228,158

Diluted earnings per thousand
shares – U.S. GAAP (R$)	1.25	1.14	-	0.07	0.06	-

F – 72

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Earnings per share (Continued)

	Year ended December 31, 2005 (Restated)

	Preferred	Common	Total

Basic numerator
Actual dividends proposed	33,753	28,300	62,053
Basic allocated undistributed earnings	113,436	95,113	208,549

Allocated net income available for
common and preferred shareholders	147,189	123,413	270,602

Basic denominator (in thousands of
shares)
Weighted-average number of shares	118,117	108,941	227,058

Basic earnings per thousand
shares – U.S. GAAP (R$)	1.25	1.13

Diluted numerator
Actual dividends proposed	33,797	28,256	62,053
Diluted allocated undistributed earnings	113,586	94,963	208,549

Allocated net income available for
common and preferred shareholders	147,383	123,219	270,602

Diluted denominator (in thousands of
shares)
Weighted-average number of shares	118,117	108,941	227,058
Put options	14	-	14
Stock options	328	-	328

Diluted weighted-average number of
shares	118,459	108,941	227,400

Diluted earnings per thousand
shares – U.S. GAAP (R$)	1.24	1.13

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

F – 73

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

n) Income taxes (Continued)

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

Additionally, the Company recognized the deferred tax effects related to the temporary differences generated by U.S.GAAP adjustments. This resulted in a deferred income tax benefit (expenses) of R$ (25,605), R$ 1,488 and R$ (32,505) in 2007, 2006 and 2005, respectively, and the effect in shareholders’ equity is R$ (30,312) and R$ (4,707) in 2007 and 2006, respectively.

o) Pushdown of goodwill

See note 18 (c) for description of the transaction under BRGAAP.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian Corporate Law. The realization of the tax benefit by the amortization of the goodwill will be recognized as a decrease in the value of the deferred tax with a related decrease in the tax payable, and does not affect the determination of income for the period, similar to the accounting principles under the Brazilian Corporate Law. The additional capital paid will be transferred to capital upon the issuance of the shares.

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

Under U.S. GAAP, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Stock-Based Payment,” (“SFAS No. 123(R)”) using the modified prospective method SFAS no. 123(R) requires measurement of compensation cost for all stock-based awards at fair value on the grant date and recognition of compensation over the service periods for awards expected to vest. The fair value of stock options is determined using a Black-Scholes-Merton methodology.

F – 74

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

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

For purposes of the U.S. GAAP reconciliation, additional charges for compensation revenues (expenses) were recognized under U.S. GAAP in the amounts of R$ (3,141), R$ 5,541 and R$ 10,490 in 2007, 2006 and 2005, respectively.

A summary of options activity under the Plan as of December 31, 2005, 2006 and 2007, and changes during the years then ended are presented below:

	2005 (as restated)

		Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

	Shares

Outstanding at the beginning of the year	3,414	35.00	2.60	-
Granted during the year	989	25.70	-	-
Exercised during the year	(291)	22.12	-	-
Forteited during the year	(427)	33.37	-	-
Expired during the year	(442)	53.06	-	-

Outstanding at the end of the year	3,243	30.96	2.61	30,906

Vested or expected to vest at December 31, 2005	2,172	32.62	2.03	19,448

Exercisable at December 31, 2005	883	42.48	0.80	3,077

F – 75

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Stock-based compensation (Continued)

	2006 (as restated)

	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

Outstanding at the beginning of the year	3,243	30.96	2.61	-
Granted during the year	901	33.39	-	-
Exercised during the year	(207)	34.85	-	-
Forteited during the year	(517)	28.43	-	-
Expired during the year	(479)	52.29	-	-

Outstanding at the end of the year	2,941	29.18	2.89	24,421

Vested or expected to vest at December 31, 2006	1,342	30.07	1.51	9,951

Exercisable at December 31, 2006	109	25.93	1.09	1,244

	2007

		Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

	Shares

Outstanding at the beginning of the year	2,941	29.18	2.89	-
Granted during the year	1,173	24.64	-	-
Exercised during the year	(377)	24.09	-	-
Forteited during the year	(605)	30.14	-	-
Expired during the year	(242)	36.20	-	-

Outstanding at the end of the year	2,890	28.64	2.57	17,335

Vested or expected to vest at December 31, 2007	2,137	28.85	1.11	12,389

Exercisable at December 31, 2007	76	26.97	0.77	536

A summary of the status of the nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below:

	2007

		Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

	Shares

Nonvested at the beginning of the year	2,832	12.10	2.96	-
Granted during the year	1,122	15.25	-	-
Vested during the year	(647)	12.75	-	-
Forfeited during the year	(493)	12.35	-	-

Nonvested at the end of the year	2,814	13.16	2.96	-

F – 76

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Stock-based compensation (Continued)

The remaining compensation expenses to be recognized related to nonvested awards may be summarized as follows:

Year	Total

2008	6,449
2009	5,567
2010	4,776
2011	1,553

18,346

The recently created Gold Series has a performance condition, but the performance condition is unstated and subject to subjective change based on the discretion of the Stock Option Plan Management Committee. The Committee has the ability during the three years vesting period to change the number of shares to be issued based on a performance condition that is unspecified at the option issuance date. The intent of this term is to give the Committee the ability to impact the number of shares to be issued based on performance of the Company – principally unfavorable performance. Only upon vesting at the end of the 36th month are all of the terms fixed.

FAS 123(R) defines the grant date as “The date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award.” Given this term in the Gold Series options, a grant date has not occurred until the vesting date, (or other date when the Committee establishes all the key terms of the option grant) , because the number of shares to be issued is not known until that time. As a result, the value of the options is not measured until the vesting date, and the full fair value of the options will be recorded at that time.

Then, based on the previously discussed liability accounting, the options will be revalued at current fair value at each subsequent reporting date until such time as the options are exercised. Liability accounting is applicable to series until XI.

Gold and Silver series are classified as equity and fair value is avaluated at grant date.

The following table illustrates the effect on the net income and earnings per share if the Company had applied the fair value recognition provisions of statement 123 to options in 2005. For purposes of this pro-forma disclosure, the value of the options is estimated using the Black-Scholes-Merton option-pricing formula and amortized to expense over the option’s vesting periods.

F – 77

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Stock-based compensation (Continued)

Year ended December 31 , 2005

Net income – U.S. GAAP	270,602
Add: stock-based employee compensation
included in reported net income	10,490
Deduct: total stock-based employee
compensation expense determined under fair
value based method for all awards	(2,319)

Net income – pro forma	278,773

Earnings per thousand shares:
Basic – U.S. GAAP
Preferred	1.25
Common	1.14
Basic - pro forma
Preferred	1.29
Common	1.17

Diluted – U.S. GAAP
Preferred	1.25
Common	1.14
Diluted - pro forma
Preferred	1.29
Common	1.17

The fair value of each stock option award is estimated as of year end using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs: expected dividend yield of 0.52%, expected volatility of approximately 35.25%, weighted average risk-free interest rate of 11.95% and an expected average life of four years and three and a half years for the New Plan related to grants after 2007. Forfeitures are estimated using historical cancellation data by each series.

Company calculates the expected volatility for the series according to the expected to complete vesting period of the option. The risk-free interest rate based on the remuneration of the bonds issued by Brazilian government, which is the best basis of comparison of risk-free in the Brazilian market. The rate used for each series change in accordance to the period they are outstanding. The dividend yield is based on the historical earning per share included in the audited financial statements, which is base for the dividends paid. The forfeitures are estimated based on: the historical cancellation of each series, the probability that they will be in the money or out the money in the date of exercise and the percentage of cancellation in the past years. There is no a fixed percentage for forfeiture, it is re-estimated every year for every series.

The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was R$17.48, R$17.19, and R$17.64, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was R$ 3,040, R$ 2,022, and R$ 4,459. The fair value of nonvested shares is determined based on the opening trading price of the company's shares on the grant date. The weighted-average grant-date fair value of shares granted during the years 2007, 2006, and 2005 was R$26.32, R$29.12, and R$31.66, respectively.

F – 78

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

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

s) Classification of statement of income line items and other

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

(ii) Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as a non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of permanent assets or goodwill are classified as an adjustment to operating income (expense);

(iii) Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts are classified as operating expenses in accordance with U.S. GAAP. Employee profit sharing expenses recorded in 2007, 2006 and 2005 totaled R$ 10,354, R$ 10,583 and R$ 14,453, respectively.

(iv) Under Brazilian GAAP, equity in results of investees is recognized as operating income in the statement of income. Under U.S. GAAP equity in results of investees is classified in the statement of income as non-operating item.

(v) Under Brazilian GAAP, cash consideration received from vendors is recorded as a reduction of cost of sales on operating expenses. Under U.S. GAAP, cash consideration received from vendors related to payment for services delivered to a vendor would be recorded as other income, which totaled R$ 194,676, R$ 177,288 and R$ 147,248 in the years ended December 31, 2007, 2006 and 2005, respectively. Under U.S. GAAP, reimbursements of advertising expense incurred by the Company to sell the vendors’ products should be characterized as a reduction of that expense. The amount of R$ 124,855, R$ 126,644 and R$ 123,720 for the years ended December 31, 2007, 2006 and 2005, respectively, would be classified as a reduction of selling, general and administrative expenses.

(vi) Under U.S. GAAP, deferred tax assets and liabilities would be netted and classified as current or non-current based on the classification of the underlying temporary difference.

F – 79

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

s) Classification of statement of income line items and other (Continued)

(vii) Under U.S. GAAP, the cash and cash equivalent presented in the cash flow would be less in R$ 59,388 for the year ended December 31, 2007, R$ 72,288 for the year ended December 31, 2006 and R$ 161,836 for the year ended December 31, 2005.

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Shareholders’ equity and net income, adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP, are as follows:

(i) Shareholders’ equity

	2007	2006

As reported in the accompanying financial statements under Brazilian
GAAP	5,011,992	4,842,127

Additional indexation of permanent assets for 1996 and 1997	69,248	71,899
Depreciation and disposal of additional indexation of permanent assets
for 1996 and 1997	(55,728)	(56,773)
Business combinations adjustments	305,633	212,113
Equity results
Sendas Distribuidora + stock options	(150,443)	(126,726)
Miravalles Empreendimentos	(17,198)	(14,779)
Capitalized interest	(8,452)	(9,293)
Deferred charges, net	(77,177)	(76,180)
Capital leases
Property and equipment under capital lease	58,432	31,322
Capital lease obligations	(68,202)	(38,774)
Sale lease back	(75,673)	(39,823)
Derivative instruments	18,423	(1,012)
Put options
AIG	(17,929)	(16,659)
ASSAI	(125,321)	-
Deferred gain on FIC transaction	(69,255)	(110,925)
Prepaid expenses and other	14,417	10,425
Share-based compensation liability	(11,990)	(14,278)
Deferred income taxes on adjustments above	(30,312)	(4,707)

Shareholders' equity under U.S. GAAP	4,770,465	4,657,957

F – 80

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(ii) Net income

	2007	2006	2005

As reported in the accompanying financial statements under Brazilian GAAP	210.878	85.524	256.990
Depreciation and disposal of additional indexation of permanent assets for 1996
and 1997	(1.606)	(626)	(37.392)
Business combinations adjustments	93.520	115.141	109.338
Equity results
Sendas Distribuidora	(23.717)	(85.852)	(43.103)
Miravalles Empreendimentos	(2.419)	(3.916)	(10.863)
Cash consideration received from vendors	-	-	25.190
Capitalized interest	841	969	1.032
Leasehold improvements	-	-	51.677
Deferred charges, net	(997)	(14.489)	(35.519)
Capital leases	(2.318)	2.121	1.334
Sale lease back	(35.850)	(30.669)	(9.154)
Derivative instruments	19.435	(1.656)	9
Put options	(1.270)	(11.455)	(5.204)
Deferred gain on FIC transaction	41.670	(39.676)	(21.665)
Prepaid expenses and other	3.992	3.134	30.927
Compensation expense from stock ownership plan	(3.141)	(5.541)	(10.490)
Deferred income taxes on adjustments above	(25.605)	1.488	(32.505)

Net income under U.S. GAAP	273.413	14.497	270.602

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	Year ended December 31

	2007	2006	2005

Shareholders' equity under U.S. GAAP at beginning of the year	4,657,957	4,147,966	3,922,482
Capital increase	9,071	7,212	6,445
Capital reserve	-	517,331	-
Net income for the year	273,413	14,497	270,602
Others	5,429	(8,737)	10,490
Deemed dividends puttable minority interests under D-98	(125,321)
Dividends	(50,084)	(20,312)	(62,053)

Shareholders' equity under U.S. GAAP at end of the year	4,770,465	4,657,957	4,147,966

Net income for the year	273,413	14,497	270,602

Comprehensive Income	273,413	14,497	270,602

F – 81

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) Liabilites associated with unrecognized tax benefits

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year are classified as current in the balance sheet.

The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses.

The adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

As a consequence of adoption, the Company did not identify, as of December 31, 2007 and 2006, any recorded liabilities related to unrecognized tax benefits.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2006 remain open and subject to examination by the relevant tax authorities.

v) U.S.GAAP Supplementary information

(i) Leases

A significant portion of retail units are leased under operating lease agreements, and a few portion under capital lease generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial non-cancelable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2007, the effective rate of rentals was 1.79% (2006 – 2.05%, 2005 – 1.69%) of sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

F – 82

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(i) Leases (continued)

Certain computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to non-cancelable capital and operating leases and imputed interest on capital leases as of December 31, 2007 are summarized below:

		Sale Lease-	Operating
	Capital Lease	back	Lease

2008	33,688	95,977	170,067
2009	29,647	95,977	147,905
2010	18,197	95,977	114,981
2011	8,412	95,977	99,809
2012	6,782	95,977	84,147
Thereafter	133,914	1,825,476	133,122

Total minimum lease payments	230,640	2,305,361	750,031

Imputed interest	(137,695)	(1,264,988)

Present value of capitalized lease payments	92,945	1,040,373

Current portion	23,826	11,482
Long-term capitalized lease obligations	69,119	1,028,891

Net rental expense, included in selling, general and administrative expenses, consists of the following:

	2007	2006	2005

Minimum rentals	209,590	191,971	194,269
Contingent rentals	95,093	120,633	35,428
Sublease rentals	(46,913)	(41,264)	(37,355)

	257,770	271,340	192,342

For purposes of the U.S. GAAP reconciliation, additional charges for the capital lease obligations (expenses) were recognized in the amounts of R$ (2,318), R$ 2,121 and R$ 1,334 in 2007, 2006 and 2005, respectively. The effect in shareholders’ equity, net of the effects in Property and equipments and capital lease obligation, is R$ (9,770) and R$ (7,452) in 2007 and 2006, respectively.

F – 83

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) U.S.GAAP Supplementary information (Continued)

(ii) Major Non-cash Transactions

In 2007, the Company acquired equipment under capital lease agreements in the amount of R$ 5,017 (2006 – R$ 13,592 and 2005 – R$ 2,793).

v) Recently issued accounting pronouncements under U.S. GAAP

In September 2006, the FASB issued SFAS 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (that is, in the case of CBD, January 1, 2008). The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, includes an amendment of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company's fiscal year that begins after November 15, 2007 (that is, in the case of CBD, January 1, 2008). The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R) scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141 guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires a company to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in the case of CBD, January 1, 2009). An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" (described below). The Company will apply such pronouncement on a prospective basis for each new business combination.

F – 84

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

26. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In December 2007, the FASB issued SFAS 160 “noncontrolling interests in consolidated financial statements”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, in the case of CBD, January 1, 2009). Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share- Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. Management is currently evaluating the effect, if any, of the adoption of SAB 110 on its consolidated financial statements.

27. Subsequent events

a) AIG exercise of the Put Option

In March 17, 2008, AIG exercised the put option for its 157,082,802 preferred shares of Sendas Distribuidora, as described in note 9d, by the amount of R$165,440; such put will be settled in the amount of R$ 165,440, comprised of cash of R$12,066 and RS153, 374 comprised of 4,325 preferred shares of CBD (2.05% of its capital) based on the average quotation of the 30 days before the exercise date.

After the settlement, CBD will hold 57.43% of Sendas Distribuidora against 42.57% of Sendas S.A., nevertheless, Sendas Distribuidora is still under joint control, since the voting and protective rights remain unchanged for Sendas S.A. The control of Sendas Distribuidora by CBD is subject to and will be effective only after the results of the arbitration process described in note 9c.

b) Increase of Capital

In the Extraordinary Meetings of April 8, 2008, the shareholders’ of CBD approved the increase of the capital in cash in the amount of R$ 273,540 through the subscription of 7,714,055 preferred shares.

c) Approval of dividends

At the Annual and Extraordinary Meetings of April 30, 2008, the shareholders approved (i) the distribution of proposed dividends in the amount of R$ 50,084 (being R$0.2084 per 1 (one) common share and R$0.22884 per 1 (one) preferred share) and (ii) the increase of capital in the amount of R$ 60,936 using expansion reserve in the amount of R$ 54,842 and earnings retention reserve based on capital budget of R$ 6,094.

F – 85

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(expressed in thousands of reais, unless otherwise indicated)

27. Subsequent events (Continued)

d) Extension of PAFIDC term

As described in note 7, the PAFIDC term ends on May 26, 2008. The quotaholders have signed a memorandum of understanding on February 22, 2008, in order to extend the duration of the fund for more two years. The new quotas will have benchmark profitability of 105.0% of CDI. The other operational conditions remain the same.

e) Arbitration decision

In addition to Note 9c, on April 29, 2008, the Fundação Getúlio Vargas Arbitration Chamber , ultimately expressed an opinion,  which is favorable to CBD, that the transaction with the Casino Group in 2005 did not constitute a change of control of CBD as claimed by Sendas S.A. Accordingly, the claims formalized by Sendas in the arbitration proceeding were denied, specifically the request for the recognition of its alleged right to exercise the put of its shares in Sendas Distribuidora S.A. and promptly receive the total amount in cash. Consequently, Sendas S.A. , after the transfer value is defined and agreed upon by the parties, has to exchange all of its shares in Sendas Distribuidora S.A. with  preferred shares of CBD’s capital stock following the terms established in the shareholders’ agreement.

F – 86

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Miravalles Empreendimentos e Participações S.A.

1
We have audited the accompanying consolidated balance sheets of Miravalles Empreendimentos e Participações S.A. and subsidiaries ("the Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations and of changes in financial position and of changes in shareholders' equity of Miravalles Empreendimentos e Participações S.A. (the “Parent Company”) for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Miravalles Empreendimentos e Participações S.A. and subsidiaries at December 31, 2007 and 2006, the consolidated results of their operations, the consolidated changes in their financial position and the changes in shareholders' equity of the Parent Company for each of the years then ended, in conformity with accounting practices adopted in Brazil.

4
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

São Paulo, Brazil
March 11, 2008

PricewaterhouseCoopers
Auditores Independentes

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of reais)

ASSETS	12/31/2007	12/31/2006

CURRENT ASSETS	1,340,027	803,526
CASH AND CASH EQUIVALENTS	5,375	4,609
INTERBANK INVESTMENTS - Money market (Notes 4a and 5)	126,167	6,403
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 6)	16,238	13,681
LOAN OPERATIONS (Note 7)	439,168	385,100
Private sector (Note 4c)	660,880	548,888
(-) Allowance for loan losses (Note 4d)	(221,712)	(163,788)
OTHER RECEIVABLES	746,775	388,115
Accrued receivables (Note 4e)	8,337	6,305
Operations with credit granting characteristics (Note 2)	667,223	304,572
Sundry (Note 8a)	79,893	80,836
(-) Allowance for loan losses (Notes 4d and 7b)	(8,678)	(3,598)
OTHER ASSETS – Prepaid expenses (Note 8b)	6,304	5,618

LONG-TERM RECEIVABLES	109,052	162,444
INTERBANK INVESTMENTS - Money market (Notes 4a and 5)	5,217	6,552
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 6)	-	45,774
LOAN OPERATIONS (Note 7)	13,659	37,382
Private sector (Note 4c)	16,693	39,638
(-) Allowance for loan losses (Note 4d)	(3,034)	(2,256)
OTHER RECEIVABLES	71,553	47,809
Operations with credit granting characteristics (Note 2)	106	346
Sundry (Note 8a)	71,449	47,467
(-) Allowance for loan losses (Notes 4d and 7b)	(2)	(4)
OTHER ASSETS – Prepaid expenses (Note 8b)	18,623	24,927

PERMANENT ASSETS	18,384	21,459
FIXED ASSETS (Notes 4f and 10)	7,357	8,065
Other fixed assets	11,865	11,058
(-) Accumulated depreciation	(4,508)	(2,993)
DEFERRED CHARGES (Note 4g and 10)	11,027	13,394
Organization and expansion expenditures	17,232	16,481
(-) Accumulated amortization	(6,205)	(3,087)

TOTAL ASSETS	1,467,463	987,429

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of reais)

LIABILITIES	12/31/2007	12/31/2006

CURRENT LIABILITIES	1,197,165	785,459
DEPOSITS – Interbank deposits (Notes 4a and 11)	437,752	412,048
OTHER LIABILITIES	759,413	373,411
Collection and payment of taxes and contributions	3,518	1,882
Social and statutory	527	289
Tax and social security contributions (Note 9c)	2,871	3,992
Credit card operations	726,129	325,105
Sundry (Note 8c)	26,368	42,143

LONG-TERM LIABILITIES	48,108	40,978
DEPOSITS – Interbank deposits (Notes 4a and 11)	8,659	27,146
OTHER LIABILITIES	39,449	13,832
Tax and social security contributions (Note 9c)	35,517	9,575
Sundry (Note 8c)	3,932	4,257

DEFERRED INCOME (Note 4j)	828	2,490

STOCKHOLDERS’ EQUITY (Note 12)	221,362	158,502
Capital - Domestic	279,179	260,888
Capital reserves	-	3,523
Adjustment to market value – securities	-	(7)
Retained earnings (Accumulated deficit)	(57,817)	(105,902)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	1,467,463	987,429

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of reais)

	01/01 to	01/01 to
	12/31/2007	12/31/2006

INCOME FROM FINANCIAL OPERATIONS	471,200	349,909
Loan operations	465,148	343,252
Securities	6,052	6,657

EXPENSES ON FINANCIAL OPERATIONS	(326,139)	(261,193)
Money market	(54,873)	(59,146)
Borronwings and onlendings	(294)	-
Allowance for loan losses	(270,972)	(202,047)

GROSS INCOME FROM FINANCIAL OPERATIONS	145,061	88,716

OTHER OPERATING INCOME (EXPENSES)	(230,036)	(247,448)
Service fees (Note 8d)	122,484	88,557
Personnel expenses	(51,634)	(46,720)
Other administrative expenses (Note 8e)	(227,927)	(243,774)
Tax expenses (Note 9a)	(44,654)	(35,984)
Other operating income (Note 8f)	13,109	14,890
Other operating expenses (Note 8g)	(41,414)	(24,417)

NONOPERATING INCOME	(316)	(87)

INCOME BEFORE TAX ON INCOME	(85,291)	(158,819)

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4i and 9a I)	27,925	53,654
Due on operations for the period	(5,010)	(10,447)
Related to temporary differences	32,935	64,101

PROFIT SHARING	(451)	(737)

NET LOSS	(57,817)	(105,902)

NUMBER OF SHARES (Note 12a)	255,038	130,444
NET INCOME (LOSS) PER THOUSAND SHARES – R$	(226.70)	(811.86)

(The accompanying notes are an integral part of these financial statements)

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 12)
(In thousands of reais)

			Adjustment	Retained
	Capital	Capital	to market	earnings	Total
		reserves	value -	(Accumulated
			securities	deficit)

BALANCES AT JANUARY 1, 2006	120,000	4,005	-	-	124,005
Reserves from tax incentives	-	(482)	-	-	(482)
Capital increase – E/ASM 03/28/2006, 07/25/2006, 10/30/2006, 12/21/2006	140,888	-	-	-	140,888
Adjustment to market value – Securities - Subsidiaries and affiliates	-	-	(7)	-	(7)
Loss for the year	-	-	-	(105,902)	(105,902)
BALANCES AT DECEMBER 31, 2006	260,888	3,523	(7)	(105,902)	158,502

CHANGES IN THE PERIOD	140,888	(482)	(7)	(105,902)	34,497

BALANCES AT JANUARY 1, 2007	260,888	3,523	(7)	(105,902)	158,502
Capital reduction – E/ASM 04/30/2007 (Note 12a)	(102,379)	(3,523)	-	105,902	-
Capital increase – E/ASM 06/28/2007, 09/27/2007, 12/27/2007 (Note 12a)	120,670	-	-	-	120,670
Adjustment to market value – Securities - Subsidiaries and affiliates	-	-	7	-	7
Loss for the year	-	-	-	(57,817)	(57,817)
BALANCES AT DECEMBER 31, 2007	279,179	-	-	(57,817)	221,362

CHANGES IN THE PERIOD	18,291	(3,523)	7	48,085	62,860

The accompanying notes are an integral part of these financial statements

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
Consolidated Statement of Changes in Financial Position
(In thousands of reais)

	01/01 to	01/01 to
	12/31/2007	12/31/2006

A - FINANCIAL RESOURCES WERE PROVIDED BY	586,726	434,105
STOCKHOLDERS' RESOURCES - Capital increase	120,670	140,888
THIRD PARTIES' RESOURCES ARISING FROM:	466,056	293,217
- Increase in liabilities:	418,835	252,240
Deposits	7,217	187,353
Other liabilities	411,618	64,887
- Decrease in assets:	48,847	48,523
Financial investments	-	48,523
Securities and derivative financial instruments	43,229	-
Other assets	5,618	-
- Changes in deferred income	(1,662)	(7,546)
- Disposal of fixed assets	36	-

B - FINANCIAL RESOURCES WERE USED FOR	585,960	435,031

ADJUSTED LOSS	52,647	100,638
Loss	57,817	105,902
Adjustments to loss – Depreciation and amortization	(5,170)	(5,264)
INVESTMENTS IN FIXED ASSETS	1,656	1,714
DEFERRED CHARGES	475	558
INCREASE IN ASSETS:	531,182	332,121
- Financial investments	118,428	-
- Securities and derivative financial instruments	-	59,466
- Loans	30,345	128,887
- Other receivables	382,409	113,821
- Other assets	-	29,947

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	766	(926)

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
- At the beginning of the period	4,609	5,535
- At the end of the period	5,375	4,609
- Increase (decrease)	766	(926)

The accompanying notes are an integral part of these financial statements

MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of reais)

NOTE 1 - OPERATIONS

Miravalles Empreendimentos e Participações S.A. (MIRAVALLES) is a closely-held corporation whose shares are 50% held by subsidiaries of Companhia Brasileira de Distribuição (CBD) and the remaining 50% are held by subsidiaries of Banco Itaú Holding Financeira (ITAÚ HOLDING). CBD is one of the major retail chains in Brazil and ITAÚ HOLDING is one of the largest banking groups in Brazil.

Miravalles, through its subsidiaries Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC) and FIC Promotora de Vendas Ltda. (FIC PROMOTORA), operates in the development and sale of financial products and services and related products and services exclusively to CBD clients as established in a partnership agreement signed by CBD and ITAÚ HOLDING in July 2004. FIC is a financial institution subject to the regulation of the Central Bank of Brazil (BACEN).

Among the financial products and services that are provided by MIRAVALLES are private label credit cards (own cards with its use restricted to CBD stores), co-branded cards that are widely accepted, direct consumer credit and personal loans.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of MIRAVALLES and of its subsidiaries (MIRAVALLES CONSOLIDATED) have been prepared in accordance with Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), which include the use of estimates necessary mainly to calculate accounting provisions, particularly regarding the allowance for loan losses and the recognition of deferred tax assets.

Loan Operations and Other Receivables - Sundry, includes receivables arising from purchases made by credit cardholders and direct consumer loans. Loan Operations comprises operations made to clients through the revolving credit line whereas Other Receivables – Sundry comprises purchases made by credit cardholders to be billed and maturing bills. Funding for such loans is recorded under Other Liabilities – Sundry.

NOTE 3 - CONSOLIDATION

Intercompany transactions and balances and results have been eliminated on consolidation.

The consolidated financial statements include the following direct and indirect subsidiaries:

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	99.99%
FIC Promotora de Vendas Ltda	99.99%

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	Interbank investments and Interbank Deposits – Corresponds to operations with fixed charges recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

- Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

- Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and   frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in   stockholders’ equity;

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of available-for-sale securities below their related costs, resulting from other than temporary reasons, are recorded in income as realized losses.

The effects of the application of the procedures described above by the subsidiary FIC, reflected by FIC in its stockholders' equity or income, were also recorded in the stockholders' equity or in the consolidated income proportionally to the ownership percentage.

c)
Loan and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue. After the 60th day, income is recognized upon the effective collection of installments.

d)	Allowance for Loan Losses - The balance of the allowance for loan losses was recorded according to the rules determined by CMN Resolutions 2,682 of December 21, 1999 and 2,697 of February 24, 2000, among which are:

  Allowances are calculated based on the percentages set forth by CMN for each rating category, that vary from AA to H. Loans are classified in each category only considering whether the payment of principal and/or interest is overdue, provided that the rating corresponds to not more than A. The percentages of allowance established by CMN for loans classified in each category are as follows:

Category	% of allowance

A	0.50
B	1.00
C	3.00
D	10.00
E	30.00
F	50.00
G	70.00
H	100.00

  Write-offs are recorded 360 days after the due date of the credit or after 540 days for operations with more than 36 months until their final maturity.

e) Accrued receivables – Corresponds to other receivables related to credit card transactions.

f) Fixed assets – These assets are stated at cost of acquisition, less accumulated depreciation. Depreciation is calculated using the straight-line method at the following annual rates:

Furniture and equipment in use	10%
Installations	10% and 20%
EDP systems	20%

g) Deferred charges – Correspond mainly to pre-operating expenses incurred with telemarketing and advertising as well as software development costs. They are amortized based on the straight-line method over five years.

h) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CVM Resolution 489 of October 3, 2005.

I - Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

  Contingent Assets: not recognized, except upon evidence indicates a high probability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through collection of amounts or its offset against another liability.

  Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are recorded based on the opinion of legal advisors and consider the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with reasonable certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure is not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

II - Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

According to the opinion of the legal advisors, MIRAVALLES is not involved in any other administrative proceedings or lawsuits that may significantly affect the results of its operations.

i) Taxes - These provisions are calculated according to current legislation at the rates shown below.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (1)	1.65%
COFINS (1)	7.60%
ISS	up to 5,00%
CPMF (2)	0.38%

(1) For non-financial subsidiaries that do not fall into the non-cumulative calculation system, the PIS rate is 0.65%, and COFINS rate is 4%.
(2) As from January 1, 2008, the withholding and payment of this contribution were ended, pursuant to Regulatory Instruction 450 of September 21, 2004, of the Federal Revenue Service.

j) Deferred income – Correspond mainly to interest received in advance with respect to consumer credit transactions that will be accrued in future periods over the loan term.

NOTE 5 - INTERBANK INVESTMENTS

		12/31/2007			12/31/2006

	0 - 30	181 - 365	After 365	Total	Total

Money market
Securities purchased under resale agreements	21,970	104,197	5,217	131,384	12,955

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) The portfolio is composed of shares of Fixed-income Funds (Nonexclusive) that total R$ 16,238 and are classified as Trading Securities. On December 31, 2006, the portfolio was composed of Financial Treasury Bills amounting to R$ 45,774, Bank Deposit Certificate amounting to R$ 4,065 and Quotas of Fixed-income Funds amounting to R$ 9,616.

b) At December 31, 2007 and 2006 there were no open positions on the derivatives market.

NOTE 7 – LOAN AND OTHER CREDIT OPERATIONS

a) Per maturity and risk level

At December 31, 2007, includes Loan Operations – R$ 677,573 (R$ 588,526 at December 31, 2006) and Other Credits – Operations with Credit Granting Characteristics R$ 667,329 (R$ 304,918 at December 31, 2006).

	OVERDUE OPERATIONS (1)

	A	B	C	D	E	F	G	H	Total

Falling due installments	-	9,496	7,420	5,214	12,463	7,480	5,004	25,858	72,935
01 to 60	-	2,776	2,117	1,415	8,146	2,604	1,481	12,027	30,566
61 to 90	-	1,138	893	660	733	757	590	2,847	7,618
91 to 180	-	2,817	2,138	1,558	1,819	1,898	1,446	6,146	17,822
181 to 365	-	2,320	1,880	1,303	1,385	1,541	1,039	3,800	13,268
Over 365	-	445	392	278	380	680	448	1,038	3,661

Overdue installments	-	15,203	16,181	17,008	20,048	19,440	17,872	141,493	247,245
01 to 60	-	15,203	16,181	2,967	2,879	2,189	1,557	8,862	49,838
61 to 90	-	-	-	14,041	2,144	1,624	894	4,980	23,683
91 to 180	-	-	-	-	15,025	15,627	15,421	18,558	64,631
181 to 365	-	-	-	-	-	-	-	108,881	108,881
Over 365	-	-	-	-	-	-	-	212	212

SUBTOTAL	-	24,699	23,601	22,222	32,511	26,920	22,876	167,351	320,180

	NONOVERDUE OPERATIONS

Falling due installments	944,705	17,851	7,797	2,502	11,049	4,750	1,468	10,884	1,001,006
01 to 60	585,665	10,309	4,094	1,234	8,389	1,436	660	6,228	618,015
61 to 90	93,427	1,916	915	261	536	391	130	959	98,535
91 to 180	154,245	3,217	1,611	504	1,059	943	278	1,744	163,601
181 to 365	100,499	2,117	1,019	395	828	1,190	275	1,392	107,715
Over 365	10,869	292	158	108	237	790	125	561	13,140

Overdue up to 14 days	21,967	473	304	145	283	130	59	355	23,716

SUBTOTAL	966,672	18,324	8,101	2,647	11,332	4,880	1,527	11,239	1,024,722

GRAND TOTAL (a)	966,672	43,023	31,702	24,869	43,843	31,800	24,403	178,590	1,344,902
TOTAL ALLOWANCE	(4,833)	(430)	(951)	(2,487)	(13,153)	(15,900)	(17,082)	(178,590)	(233,426)

GRAND TOTAL AT 12/31/2006 (b)	601,882	40,646	30,394	23,040	24,519	23,335	18,791	130,837	893,444
TOTAL ALLOWANCE	(3,009)	(406)	(912)	(2,304)	(7,356)	(11,668)	(13,154)	(130,837)	(169,646)

(a) Operations with overdue installments for more than 14 days or with companies in bankruptcy or in process of bankruptcy companies.
(b) The composition of the portfolio by sector of activity corresponds exclusively to operations with individuals.

b) Allowance for loan losses

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Opening balance	(169,646)	(39,860)
Portfolio acquisition (Nota 7d)	(49,106)	-
Net increase for the period	(270,972)	(202,047)
Write-Offs	256,298	72,261
Closing balance	(233,426)	(169,646)

c) Recovery and renegotiation of credits

I - In the period, loans amounting to R$ 22,843 (R$ 1,821 from 01/01 to 12/31/2006) and that had been written off were recovered.

II - At 12/31/2007, renegotiated credits totaled R$ 47,439 (R$ 5,152 at 12/31/2006), and the related Allowance for Loan Losses totaled R$ 30,709 (R$ 3,190 at 12/31/2006)

d) In May 2007, the portfolio of Banco Itaú Cartões S.A.’s (consisting exclusively of credits cards balances for customers with an active credit line as of the date of acquisition) amounting to R$ 366,533 was acquired. The portfolio’s carrying amount was R$ 415,639 and the corresponding allowance for loan losses was (R$ 49,106). The amount paid of R$ 366,533 represents the estimated fair value of the acquired portfolio.

NOTE 8 – BREAKDOWN OF ACCOUNTS

a) Other Sundry Receivables

	12/31/2007	12/31/2006

Deferred tax assets (Note 9b)	117,063	84,129
Taxes and contributions for offset	1,383	818
Sundry debtors	30,673	41,787
Amounts receivable from related companies (Note 13)	518	866
Sundry	1,705	703

Total	151,342	128,303

b) Prepaid expenses

	12/31/2007	12/31/2006

Customer rights (*)	24,210	29,797
Sundry	717	748

Total	24,927	30,545

(*) Refers to the agreement over CBD cards that used to be in the portfolio of Banco Itaú Cartões S.A. (BIC) (former Credicard Banco S.A.). For the rights, the subsidiary FIC paid R$ 33,522. This agreement is valid for six years, as from May 2, 2006.

c) Other Sundry Liabilities

	12/31/2007	12/31/2006

Provision for payments	6,757	21,727
Provision for contingent liabilities	6,948	5,505
Civil	6,082	5,112
Labor	866	393
Amounts payable to related companies (Note 13)	1,544	1,826
Sundry creditors	15,051	17,342

Total	30,300	46,400

d) Service fees

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Credit cards	109,252	61,039
Statement issue fee	36,909	30,905
Commissions paid - Stores	34,108	17,274
Loan operations	16,941	7,660
Insurance/Assistance	5,767	3,049
Annual fees	14,335	1,806
Sundry	1,192	345
Other	13,232	27,518
Commissions	12,564	27,239
Collection income	668	279

Total	122,484	88,557

e) Other administrative expenses

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Cost sharing	(100,215)	(111,595)
Data processing and telecommunications	(47,749)	(54,862)
Third-party services	(44,165)	(37,703)
Advertising, promotions and publications	(6,970)	(12,114)
Financial system services	(11,541)	(8,750)
Sundry	(17,287)	(18,750)

Total	(227,927)	(243,774)

f) Other operating revenues

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Other revenues – Credit Card	1,656	7,071
Recovery of charges and expenses	10,714	5,080
Reversal of operating provisions	515	2,390
Sundry	224	349

Total	13,109	14,890

g) Other operating expenses

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Provision for civil contingencies	(15,845)	(10,071)
Other expenses – Credit Card	(13,996)	(6,012)
Claims	(8,031)	(3,421)
Charges on cost sharing	-	(3,178)
Sundry	(3,542)	(1,735)

Total	(41,414)	(24,417)

NOTE 9 - TAXES

a) Composition of expenses for taxes and contributions

I) We present below the Income tax and Social Contribution due on operations for the period and on temporary differences:

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Due on operations for the period
Income before income tax and social contribution	(85,291)	(158,819)
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4i),
respectively	28,999	53,998

Increase/decrease to Income Tax and Social Contribution charges arising from:
Permanent (additions) exclusions	(1,007)	(832)
Temporary (additions) exclusions	(17,263)	(20,419)
Allowance for loan losses	(13,928)	(10,696)
Legal liabilities - tax and social security and contingent liabilities	(6,426)	(4,142)
Other non-deductible provisions	3,091	(5,581)
(Increase) Reduction of tax losses/Negative social contribution basis	(15,739)	(43,194)
Expenses for income tax and social contribution	(5,010)	(10,447)

Related to temporary differences

Increase (reversal) for the period	32,987	63,648
Prior periods increase (reversal)	(52)	453
Income (expenses) from deferred taxes	32,935	64,101

Total income tax and social contribution	27,925	53,654

II) Tax expenses

	01/01 to	01/01 to
	12/31/2007	12/31/2006

PIS AND COFINS	(33,443)	(25,648)
ISS	(8,419)	(7,717)
CPMF	(2,559)	(2,399)
Other	(233)	(220)

Total (Note 4i)	(44,654)	(35,984)

b) Deferred taxes

I) The deferred tax balance, segregated based on its origin and disbursements incurred, is represented as follows:

	12/31/2006	Realization /	Increase	12/31/2007
		Reversal

Related to income tax and social contribution loss carryforwards	54,562	-	15,671	70,233

Temporary differences	29,567	(27,060)	44,323	46,830

Allowance for loan losses	18,334	(18,334)	32,262	32,262

Legal liabilities - tax and social security	2,322	-	5,957	8,279

Provision for contingent liabilities	1,871	(1,738)	2,207	2,340

Other non-deductible provisions	7,040	(6,988)	3,897	3,949

Total deferred taxes	84,129	(27,060)	59,994	117,063

II - The estimate of realization and present value of Deferred Tax Assets existing at December 31, 2007, in accordance with the expected generation of future taxable income, based on technical feasibility studies, are:

Realization year	Deferred tax assets

	Temporary differences	Tax loss and negative basis	TOTAL

2008	30,170	6,993	37,163
2009	4,723	13,819	18,542
2010	1,098	11,146	12,244
2011	1,264	13,568	14,832
2012	1,296	16,484	17,780
Over 2012	8,279	8,223	16,502
Total	46,830	70,233	117,063

Present value (*)	40,948	57,556	98,504

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

III- Unrecorded deferred tax assets amount to R$ 807 (R$ 792 at 12/31/2006).

c) Tax and Social Security Contributions

The balance of tax and social security contributions is represented by:

	12/31/2007	12/31/2006

Taxes and contributions on income payable	30	167
Taxes and contributions payable	2,842	3,826
Provision for deferred income tax and social contribution	9	8
Legal liabilities - Tax and Social Security (*)	35,507	9,566

Total	38,388	13,567

(*) Refers to the discussion over PIS and COFINS that aims to suspend the computation of these contributions according to paragraph 1 of Article 3 of Law 9,718/98.

NOTE 10 – FIXED ASSETS AND DEFERRED CHARGES

		12/31/2007		12/31/2006

	Cost	Depreciation /	Net	Net
		amortization

Fixed assets – In use – Other fixed assets	11,865	(4,508)	7,357	8,065
Installations	80	(18)	62	85
Furniture and equipment	4,809	(299)	4,510	3,492
EDP systems	6,972	(4,190)	2,782	4,484
Other (Communication, security and transportation)	4	(1)	3	4

Deferred charges	17,232	(6,205)	11,027	13,394
Data processing	6,052	(2,420)	3,632	4,832
Telemarketing	9,098	(3,639)	5,459	7,279
Leasehold improvements	2,072	(144)	1,928	1,273
Other	10	(2)	8	10

Total	29,097	(10,713)	18,384	21,459

NOTE 11 – INTERBANK DEPOSITS

This operation was carried out with Banco Itaú as follows:

			12/31/2007			12/31/2006

	0 - 30	31 - 180	181 - 365	Over 365	Total	Total

Prefixed CDI	274,244	110,702	52,806	8,659	446,411	439,194

NOTE 12 - STOCKHOLDERS' EQUITY

a) Capital

In the year, stockholders resolved to change capital as follows:

- E/ASM of April 20, 2007 – Reduction in the amount of R$102,379 through absorbtion of the loss for 2006.

- EGM of June 28, 2007 – Increase in the amount of R$ 86,400 in cash by issuing 85,342 nominative common shares with no par value.

- EGM of September 27, 2007 – Increase in the amount of R$ 12,300 in cash by issuing 13,478 nominative common shares with no par value.

- EGM of December 27, 2007 – Increase in the amount of R$ 21,970 in cash by issuing 25,774 nominative common shares with no par value.

Capital is represented by 255,038 nominative common shares with no par value.

b) Dividends

Stockholders are entitled to a mandatory minimum dividend of 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law.

NOTE 13 - RELATED PARTIES

The transactions involving MIRAVALLES and its subsidiaries were eliminated.

Transactions between related parties, which are basically Banco Itaú S.A. and CBD, are carried out at amounts, terms and rates in accordance with normal market practices in force in the period and are as follows:

	Assets (Liabilities)		Revenues (Expenses)

	12/31/2007	12/31/2006	01/01 to	01/01 to
			12/31/2007	12/31/2006

Interbank investments	131,384	12,955	5,685	4,930
Securities and derivative financial instruments	-	4,065	232	265
Other receivables – Income receivable – Credit card operations	4,383	5,379	-	32,425
Other receivables – Sundry – Amounts receivable from related companies (Note 8a)	518	866	-	-
Interbank deposits	(446,411)	(439,194)	(54,868)	(59,139)
Other liabilities - Provision for payments (*)	-	(2,790)	-	-
Other liabilities - Amounts payable to related companies (Note 8c)	(1,544)	(1,826)	-	-
Service fees	-	-	2,293	6,702
Cost sharing	-	-	(88,814)	(94,974)
Administrative expenses – Financial system services	-	-	(11,010)	(8,610)
Administrative expenses – Third-party services	-	-	(8,074)	(32,280)
Administrative expenses – Data processing	-	-	(20,567)	(3,178)

(*) Refers to the cost sharing agreement entered into CBD.

14 - STATEMENT OF CASH FLOWS

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Operating Activities

Net loss	(57,817)	(105,902)

Adjustment for reconciling net income with net cash used in Operating Activities

Allowance for loan losses	270,972	202,047

Increase (Decrease) in interest and financial charges	(35,120)	20,108

Depreciation and amortization	5,170	5,264

Deferred taxes	(32,935)	(64,101)

Changes in assets and liabilities

(Increase) Decrease in interbank investments	(118,428)	48,523

(Increase) Decrease in loan, lease and other credit operations	(279,395)	(341,919)

(Increase) Decrease in other receivables and assets	(343,803)	(79,667)

(Decrease) Increase in other liabilities	411,618	64,887

(Decrease) Increase in deferred income	(1,662)	(7,546)

OPERATING ACTIVITIES – Net cash (used in)	(181,400)	(258,306)

Investment Activities

Purchase of available-for-sale securities	(104,444)	(159,694)

Sale and redemption of available-for-sale securities	150,108	102,087

Disposal of fixed assets	36	-

Purchase of fixed assets	(2,131)	(2,272)

INVESTMENT ACTIVITIES – Net cash provided by (used in)	43,569	(59,879)

Financing Activities

Increase (Decrease) in deposits	17,927	176,371

Capital increase	120,670	140,888

FINANCING ACTIVITIES – Net cash provided by	138,597	317,259

Increase (Decrease) in cash and cash equivalents, net	766	(926)

Cash and cash equivalents

At the beginning of the period	4,609	5,535

At the end of the period	5,375	4,609

Additional information on cash flows

Cash used for payment of interest	44,163	70,128

Cash used for payment of income tax and social contribution	4,553	17,806

NOTE 15 – SUMMARY OF DIFFERENCES BETWEEN THE ACCOUNTING PRACTICES ADOPTED IN BRAZIL (BRGAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (USGAAP) APPLICABLE TO MIRAVALLES

The accounting principles adopted by MIRAVALLES in its consolidated financial statements (Note 4) are in accordance with accounting practices adopted in Brazil, which are in compliance with the Brazilian Corporate Law and the rules set forth by the Central Bank of Brazil (BACEN). The accounting principles applicable to MIRAVALLES, that differ significantly from USGAAP are summarized below:

a) Allowance for loan losses

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

c) Earnings per share

According to BRGAAP, earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

According to USGAAP, earnings per share are calculated in compliance with SFAS No. 128 “Earnings per Share”, based on the average number of shares outstanding during the period. During the periods presented there are no dilutive instruments.

d) Reconciliation of the differences between BRGAAP and USGAAP

I) Stockholders’ equity

	12/31/2007	12/31/2006

Stockholders’ equity as reported in the consolidated financial statements prepared
according to BRGAAP	221,362	158,502
(a) Additional allowance for loan losses	(46,657)	(37,506)
(b) Recognition of telemarketing and advertising expenses	(5,459)	(7,279)
Deferred tax effect on the adjustments above	17,721	15,227
Consolidated stockholders’ equity according to USGAAP	186,967	128,944

II) Net loss

	01/01 to	01/01 to
	12/31/2007	12/31/2006

Net loss as reported in the consolidated financial statements prepared according to
BRGAAP	(57,817)	(105,902)
(a) Additional allowance for loan losses	(9,151)	(13,686)
(b) Recognition of telemarketing and advertising expenses	1,820	1,820
(c) Other	-	(482)
Deferred tax effect on the adjustments above except for (c)	2,494	4,035

Consolidated loss and comprehensive income according to USGAAP	(62,654)	(114,215)
Average number of shares outstanding in the year	186,867	82,819
Loss per share (in R$)	(335.29)	(1,379.09)

III) Changes in stockholders’ equity

	12/31/2007	12/31/2006

Consolidated stockholders’ equity according to USGAAP – Balance at the beginning of the year	128,944	102,278
- Capital increase	120,670	140,888
- Loss in the period	(62,654)	(114,215)
- Adjustment to market value – securities	7	(7)

Consolidated stockholders’ equity according to USGAAP – Balance at the end of the year	186,967	128,944

Report of Independent Registered
Public Accounting Firm

To the Quotaholders and the Manager
Pão de Açúcar Fundo de Investimento
em Direitos Creditórios
(Managed by Concórdia S.A. Corretora de
Valores Mobiliários, Câmbio e Commodities)

1 We have audited the accompanying statement of composition and diversification of portfolio investments of Pão de Açúcar Fundo de Investimento em Direitos Creditórios (the "Fund") as of December 31, 2007 and the statement of changes in net assets for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pão de Açúcar Fundo de Investimento em Direitos Creditórios as of December 31, 2007, and the results of its operations and the statement of changes in net assets for the years ended December 31, 2007 and 2006 in conformity with accounting practices adopted in Brazil.

4 Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statements of cash flows (Note 16) which provide supplemental information about the Fund are not a required component of the financial statements. We applied the same audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2007 and 2006 and, in our opinion; they are fairly stated in all material respects in relation to the financial statements taken as a whole.

5 Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the "Summary of Principal Differences between Brazilian GAAP and US GAAP" Note 17 to the financial statements.

São Paulo, March 14, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

B - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sendas Distribuidora S.A.

We have audited the accompanying balance sheet of Sendas Distribuidora S.A. as of December 31, 2006 and the related statement of income, shareholders' equity, and changes in financial position for the year ended then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit of the financial statements included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendas Distribuidora S.A. at December 31, 2006 and the results of its operations and changes in financial position for the year then ended in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 20 to the financial statements).

São Paulo, June 8, 2007

ERNST & YOUNG

Auditores Independentes S.S.

Sergio Citeroni

Partner

C – 1

SENDAS DISTRIBUIDORA S.A.

     CONSOLIDATED BALANCE SHEETS
Years ended December 31, 2007 and 2006
(expressed in thousands of reais)

	2007	2006

	Unaudited

Assets
Current assets
Cash	76,603	71,361
Accounts receivable, net	88,987	73,220
Inventories	233,675	225,369
Recoverable taxes	6,554	5,155
Deferred income and social contribution taxes	6,435	59,235
Accounts receivable from vendors	43,470	54,099
Others	20,255	21,905

Total current assets	475,979	510,344

Non-current assets
Long-term assets
Accounts receivable	142,457	131,908
Recoverable taxes	1,919	1,518
Deferred income and social contribution taxes	257,635	113,366
Related parties	52,096	2,571
Restricted deposits for legal proceedings	53,069	33,583
Others	172	3,542

Total long-term assets	507,348	286,488

Permanent assets
Property and equipment, net	407,039	427,690
Intangible assets	181,670	209,892
Deferred charges	-	101

Total permanent assets	588,709	637,683

Total non-current assets	1,096,057	924,171

Total Assets	1,572,036	1,434,515

C – 2

SENDAS DISTRIBUIDORA S.A.

     CONSOLIDATED BALANCE SHEETS
Years ended December 31, 2007 and 2006
(expressed in thousands of reais)

	2007	2006

	Unaudited

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	387,677	369,820
Loans and financing	799,174	288,350
Payroll and related charges	19,349	18,514
Taxes and social contributions payable	22,798	1,335
Related parties	-	73,049
Rental payable	11,640	10,155
Others	21,942	17,493

Total current liabilities	1,262,580	778,716

Non-current liabilities
Loans and financing	236,168	579,532
Provision for contingencies	3,309	2,153
Real estate tax payable	59,184	42,256
Others	6,385	8,255

Total non-current liabilities	305,046	632,196

Shareholders’ equity
Capital	1,035,677	1,035,677
Unpaid capital	(200,000)	(200,000)
Accumulated losses	(831,267)	(812,074)

	4,410	23,603

Total liabilities and shareholders’ equity	1,572,036	1,434,515

See accompanying notes.

C – 3

SENDAS DISTRIBUIDORA S.A.

     STATEMENTS OF OPERATIONS
Years ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais, except losses per thousand shares)

	2007	2006	2005

	Unaudited

Gross sales	3,209,614	3,203,739	3,329,065
Taxes on sales	(426,246)	(427,003)	(462,468)

Net sales	2,783,368	2,776,736	2,866,597
Cost of sales	(2,048,605)	(2,036,431)	(2,035,748)

Gross profit	734,763	740,305	830,849

Operating (expenses) income
Selling	(489,815)	(493,273)	(539,517)
General and administrative	(123,275)	(137,886)	(137,470)
Depreciation and amortization	(85,787)	(136,698)	(144,413)
Taxes and charges	(26,659)	(24,111)	(22,066)
Financial expenses	(149,272)	(189,806)	(206,358)
Financial income	32,871	38,163	58,264

	(841,937)	(943,611)	(991,560)

Operating loss	(107,174)	(203,306)	(160,711)

Non-operating loss, net	(443)	(498,651)	(4,975)

Loss before income and social contribution taxes
and employees' profit sharing and minority interest	(107,617)	(701,957)	(165,686)
Income and social contribution taxes	91,469	76,897	57,077

Loss before employees’ profit sharing	(16,148)	(625,060)	(108,609)
Employees' profit sharing	(3,045)	-	(3,150)

Net loss	(19,193)	(625,060)	(111,759)

Outstanding shares (in thousand shares)
at the year end	1,057,085	1,057,085	1,057,085

Loss for the year per thousand shares	(18.16)	(591.31)	(105.72)

See accompanying notes.

C – 4

SENDAS DISTRIBUIDORA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

		Capital		Accumulated

	Share	Unpaid	Total	losses	Total

Balances at December 31, 2004	1,035,677	(200,000)	835,677	(75,255)	760,422

Loss for the year				(111,759)	(111,759)

Balances at December 31, 2005	1,035,677	(200,000)	835,677	(187,014)	648,663

Loss for the year				(625,060)	(625,060)

Balances at December 31, 2006	1,035,677	(200,000)	835,677	(812,074)	23,603

Loss for the year				(19,193)	(19,193)

Balances at December 31, 2007	1,035,677	(200,000)	835,677	(831,267)	4,410

See accompanying notes.

C – 5

SENDAS DISTRIBUIDORA S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

	2007	2006	2005

	Unaudited

Financial resources were provided by:
Operations	-	6,440	67,279
Third parties
Loans, financings and other liabilities	-	-	577,482
Increase in long-term liabilities	-	51,311	122
Transfer to current assets	3,470	64,807	(348)

Total funds provided	3,470	122,558	644,535

Financial resources were used for:
Operations	54,007	-	-
Additions to property and equipment	39,788	56,791	137,235
Additions to deferred charges	-	101	1,550
Transfer to current liabilities	284,855	165,253	163,348
Additions to non-current assets	143,049	7,246	24,503
Total funds used	521,699	229,391	326,636

Increase (Decrease) in net working capital	(518,229)	(106,833)	317,899

Statements of increase (decrease) in net working capital
Current assets
At end of year	475,979	510,344	495,733
At beginning of year	510,344	495,733	493,499
	(34,365)	14,611	2,234
Current liabilities
At end of year	1,262,580	778,716	657,272
At beginning of year	778,716	657,272	972,937
	483,864	121,444	(315,665)
Increase (decrease) in working capital	(518,229)	(106,833)	317,899

Statements of resources generated from (used in) operations:
Net loss for the year	(19,193)	(625,060)	(111,759)
Expenses (income) not affecting working capital:
Depreciation and amortization	85,787	136,698	144,413
Residual value of permanent asset disposals	348	25,442	-
Deferred income and social contribution taxes	(91,469)	(76,897)	(57,077)
Provision for contingencies	4,991	3,890	3,117
Provision for goodwill amortization	-	474,107	-
Interest and indexation charges on long-term items	(34,471)	68,260	88,585

Resources generated from (used in) operations	(54,007)	6,440	67,279

See accompanying notes.

C – 6

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

1. Operations

Sendas Distribuidora S.A. ("Company" or “Sendas Distribuidora”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores, principally under the trade names "Pão de Açúcar", "Extra", and “Sendas”. At December 31, 2007, the Company had 102 stores in operation, all of them located in the state of Rio de Janeiro.

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into by Companhia Brasileira de Distribuição (“CBD”) and Sendas S.A. (“Sendas”) in December 2003. The Company concentrates CBD and Senda’s retailing activities in the state of Rio de Janeiro.

The Shareholders’ Agreement executed between CBD and Sendas S.A establishes that the operating and administrative management of the Company is entirely under the responsibility of CBD, which can freely take decisions concerning daily operations of the Company’s stores as well as to appoint its board of executive officers.

CBD’s indirect equity interest in Sendas Distribuidora at December 31, 2007 corresponds to 42.57% of the total capital. According to the shareholders’ agreement, the executive officers of CBD shall be responsible for the operational and administrative management of Sendas Distribuidora.

Pursuant to its Shareholders’ Agreement, as of February 1, 2007, Sendas S.A. had the right to exchange its paid-up shares or a portion thereof, for preferred shares of CBD. At December 31, 2007, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-up and 18.92% to be paid-up. Pursuant to the 2nd amendment to the Shareholders’ Agreement, Sendas S.A. shall pay the remaining installment of R$200,000 up to 2014.

At October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. CBD, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, CBD was notified by the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getulio Vargas Foundation) that Sendas S.A. had filed an appeal and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified CBD, claiming for the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of CBD’s capital stock, provided for in Clause 6.9.1 of Shareholders’ Agreement of Sendas Distribuidora, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right for Sendas S.A.

At March 13, 2007, CBD and Sendas S.A. entered into a arbitration proceeding. The arbitration is still under preliminary allegations, and therefore the legal counsel representing CBD is not able predict the outcome and eventual settlement amount for the proceeding.

C – 7

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

1. Operations (Continued)

At December 31, 2007, the Company presented deficient working capital amounting to R$786,601, and incurred net losses in the past years. The management has plans to recover the profitability and continue operations, mainly based on reduction of financial and operating expenses.

The Company’s financial statements for the years ended at December 31, 2007 and 2006 were prepared based on the assumption of going concern, which includes the realization of assets and the payment of obligations and commitments during the regular course of business. The assumption is that the parent company (CBD) will continue providing the Company with all the financial support necessary.

a) Investment Agreement between CBD and Banco Itaú

At July 27, 2004, a Memorandum of Understanding was signed between CBD and Banco Itaú Holding Financeira S.A. ("Itaú") with the objective of establishing a partnership to create a new company called Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items on an exclusive basis to CBD customers and its subsidiaries, including Sendas Distribuidora.

b) Anti-trust approval

At March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the state of Rio de Janeiro. This agreement established conditions to be observed until the final decision on the association process, such as: a) the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility; b) maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains; c) non-reduction of the term of current lease agreements.

At October 24, 2007, CADE (Anti-trust Committee) approved the association between CBD and Sendas S.A to constitute Sendas Distribuidora. CADE stated that the Company may operate in the State of Rio de Janeiro with limited expansion to the State of Espírito Santo, requiring the applicant to sell, within 60 days, one of its stores located in the city of de Cabo Frio, state of Rio de Janeiro.

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

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised until July 25, 2008.

C – 8

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
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

2. Basis of Preparation and Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and by the Brazilian Institute of Accountants (“IBRACON”), herein referred to as Brazilian GAAP.

The authorization to issue these financial statements occurred at the board of executive officers’ meeting held on February 26, 2008.

In order to facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in reais. Because Brazilian GAAP differs in significant respects for U.S. GAAP, the significant differences form Brazilian GAAP to U.S. GAAP are explained herein (Note 20).

In view of the implementation of the guidelines set forth by IBRACON concerning the presentation and disclosure of the financial statements provided for in the Accounting Rules and Procedures (“NPC”) 27, issued on October 3, 2005, few items of the balance sheet for the year ended at December 31, 2006 were reclassified in order to meet those guidelines and to enable the comparison.

	Financial Statements		Financial Statements
	disclosed in 2006		disclosed in 2006
Accounts	before NPC 27	Reclassification	after NPC 27

Restricted deposits for legal proceeding	33,865	(282)	33,583
Provision for contingencies	(2,435)	282	(2,153)
Real estate tax payable - short term	(42,256)	42,256	-
Real estate tax payable - long term	-	(42,256)	(42,256)

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred income and social contribution taxes, contingencies and other estimates. Actual results may differ from those estimated.

C – 9

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
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

Significant financial practices adopted by the Company are shown below:

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

Financed sales made by the Company are intermediated by FIC, and those receivables do not remain on the Company’s balance sheet.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, which is sponsored by CBD , the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios).

c) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

The inventories are also stated net of the provision for losses and shrinkage, which are periodically reviewed and assessed as to their sufficiency.

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, and net of allowances to reflect realizable amounts, if necessary.

e) Property and equipment

These assets are shown at acquisition or construction cost, less the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 7, which take into account the estimated useful lives of the assets and , in case of leasehold improvements, the shorter of useful life or leasing term.

C – 10

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

e) Property and equipment (Continued)

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and stores expansion and remodeling are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are recognized in results of operations over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

f) Intangible assets

Intangible assets refer to the goodwill at the time the Company was created. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

g) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

h) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. Derivative financial instruments are accounted for under the accrual method.

i) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from PIS and COFINS are recorded as deductions from cost of goods sold. The debits related to financial income and credits derived from financial expenses are shown in these line items.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises income and social contribution taxes, which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, (10% over the amount exceeding R$240 yearly for income tax) and 9% for social contribution tax.

C – 11

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

i) Taxation (Continued)

Deferred income and social contribution tax assets were related to tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273 of August 20, 1998 CVM Ruling 371 of June 27, 2002, and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study which is approved by the Board of Directors.

j) Provision for contingencies

Provision for contingencies is based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on provisions, liabilities, gains and losses on contingencies when recording provisions and disclosures on matters regarding litigation and contingencies (Note 11). Losses are recorded when probable and contingent gains are not recorded until realized.

k) Revenues and expenses

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

C – 12

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

3. Trade Accounts Receivable

a) Breakdown

	2007	2006

	Unaudited

Current
Resulting from sales through:
Credit card companies	70,788	56,410
Sales vouchers and others	9,364	10,279
Credit sales with post-dated checks	7,759	5,177
Accounts receivable from parent company	1,984	1,504
Allowance for doubtful accounts	(908)	(150)
Resulting from commercial agreements	43,470	54,099

	132,457	127,319

Noncurrent
Trade accounts receivable - Paes Mendonça	142,457	131,908

	142,457	131,908

Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credits sales settled with post-dated checks bear interest of up to 6.5% per month (the same percentage in 2006) for settlement within up to 60 days. Credit sales are recorded net of unearned interest income.

Accounts receivable from the Parent Company relate to sales of merchandise by the Company, to supply the Parent Company’s stores. Sales of merchandise by the Company’s warehouses to the Parent Company were substantially carried out at cost.

b) Accounts receivable – Paes Mendonça

Accounts receivable Paes Mendonça relate to amounts deriving from the payment of liabilities on behalf of Paes Mendonça. Pursuant to contractual provisions, these accounts receivable are collaterized by Commercial Rights (Fundo de Comércio) of certain stores currently operated by the Company or by the Parent Company, (CBD). Maturity of accounts receivable is linked to lease agreements, effective for 5 years and may be extended for equal period, for two consecutive times through notification to the leaseholder, with final maturity in 2014.

c) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, related to the volume of purchases.

C – 13

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

3. Trade Accounts Receivable (Continued)

d) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables.

	2007	2006

	Unaudited

At beginning of year	(150)	(609)
Provision for doubtful accounts	(3,374)	(674)
Recoveries and provision written off	2,616	1,133

At end of year	(908)	(150)

e) Accounts Receivable – PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and accounts receivable from credit card companies with PAFIDC. The volume of operations was R$1,289,917 at December 31, 2007 (R$1,336,795 in 2006). The securitization costs of such receivables amounted to R$17,109 at December 31, 2007 (R$21,645 in 2006), recognized as financial expenses in the income for 2007 and 2006, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

4. Inventories

	2007	2006

	Unaudited

Stores	163,163	160,462
Warehouses	70,512	64,907

	233,675	225,369

C – 14

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

5. Recoverable Taxes

Recoverable taxes at December 31, 2007 and 2006 refer primarily to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	2007	2006

	Unaudited

Current
Tax on sales	6,554	5,155

	6,554	5,155
Non-current
Tax on sales	1,919	1,518

	1,919	1,518

Total	8,473	6,673

6. Balances and Transactions with Related Parties

Balances and transactions with related parties are as follows:

					Transactions held in the period ended at
Balances					December 31, 2007

							Net
	Accounts	Fees and Service	Intercompany	Accounts	Services		financial
	receivable	receivable	receivable	payable	rendered	Net sales	income /
Company	(payable)	(payable)	(payable)	(Supplier)	and rents	(purchases)	(expenses)

			Unaudited

CBD	-	151,474	(105,026)	(46,871)	(3,428)	220,001	-
Sendas S.A.	11,341	-	-	-	(126,852)	-	2,805
Sendas Esporte Clue	-	4,100	-		-	-	-
FIC	1,548	-	-	-	(1,548)	-	-

Balance at 12.31.2007	12,889	155,574	(105,026)	(46,871)	(131,828)	220,001	2,805

Balance at 12.31.2006	9,011	17,743	(90,792)	(52,543)	45,240	(248,525)	(32,237)

Balance at 12.31.2005	14,822	253,063	(428,229)	(52,701)	(39,549)	(262,343)	60,435

Accounts receivable and sale of goods relate to the supply of stores, mainly of Sendas Distribuidora, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at usual market prices and conditions. Certain service contracts are subject to an administration fee.

C – 15

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

6. Balances and Transactions with Related Parties (Continued)

At December 31, 2007, the balance of R$11,341 (R$11,363 in 2006) receivable from Sendas S.A. is composed of R$3,428 referring to the rental advanced to Sendas S.A regarding the lease of 7 stores which will be amortized in 10 installments and R$ 7,913 related to other accounts receivable from Sendas S.A

Loan is subject to charges corresponding to the 106% of average rate of CDI (same for 2006).

(i) Leases

Sendas Distribuidora leases 57 properties from the Sendas Group and 8 properties from CBD (57 and 7 in 2006, respectively). For the year ended at December 31, 2007, the total lease payments amounted to R$33,244 and R$5,832, respectively (R$29,466 and R$4,989 in 2006, respectively), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores. In September 2005, the amount of R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, with 37-installment amortization term. The balance at December 31, 2007, net of payment and monetary restatement amounted to R$3,428 (R$6,953 in 2006).

The leases have terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Allocation of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) are provided by CBD to its subsidiaries and affiliated companies and passed on by the cost amount effectively incurred with such services.

7. Property and equipment

					Annual depreciation
	2007			2006	rates

		Accumulated				Weighted
	Cost	Depreciation	Net	Net	Nominal	average

	Unaudited

Land	3,118	-	3,118	3,118	-	-
Buildings	17,534	(1,490)	16,044	16,943	3.33	3.3
Leasehold improvements	352,668	(109,513)	243,155	253,813	*	6.8
Equipment	155,019	(77,709)	77,310	78,030	10 to 33	16.8
Installations	60,570	(40,531)	20,039	23,295	20 to 25	20
Furniture and fixtures	73,643	(27,004)	46,639	50,879	10	10
Vehicles	679	(89)	590	248	20	20
Construction in progress	11	-	11	1,358	-	-
Other	148	(15)	133	6	10	9.1

	663,390	(256,351)	407,039	427,690

Annual average depreciation rate - %			9.16	9.06

(*) Leasehold improvements are depreciated based on the shorter of the estimated useful life of the asset or the lease term of agreements.

C – 16

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

7. Property and equipment (Continued)

a) Additions to property and equipment

	2007	2006

	Unaudited

Additions	37,547	56,791
Capitalized interest	2,241	2,523

	39,788	59,314

Additions made by the Company relate to purchases of operating assets, modernization of warehouses, improvements of various stores and investment in equipment and information technology.

8. Intangible Assets

	2007	2006	2005

	Unaudited

Balance at the beginning of the period	209,892	766,704	834,061
Additions	-	(82,705)	1,550
Amortization	(91,969)	-	(68,907)
Provision for goodwill amortization (i)	63,747	(474,107)

Balance at the end of the period	181,670	209,892	766,704

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to intangible assets, and will be amortized over periods consistent with the earnings projections on which they were originally based, limited to not later than 10 years.

(i) Provision for goodwill amortization

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill. Based on this review, the Company determined the need of provision for partial reduction of goodwill of R$474,107, recorded under the non-operating result item at December 31, 2006. The partial reversal of the provision for goodwill reduction is included in amortization expense.

C – 17

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

9. Loans and Financing

	Annual financial charges	2007	2006

		Unaudited

Current

In local currency with swap in reais
Working capital (i)	Weighted average rate – 103.8% of
	CDI (103.4% in 2006)	430,484	260,310

In foreign currency
Imports	Exchange rate variation	2,370	5,336

In local currency
Working capital (i)	Weighted average rate of 104% of
	CDI (104% in 2006)	366,320	22,704

		799,174	288,350

Non-current

In foreign currency with swap to Reais
Working capital (i)	Weighted average rate of 104.2% of
	CDI (103.88% in 2006)	236,168	579,532

The Company uses swaps to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (Interbank Report Certificate) variable interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2007 was 11.82% (15.0% in 2006).

(i) Working capital financing

The financing is obtained from local banks and used to finance Company’s investments. Promissory notes have been offered as guarantee.

C – 18

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

9. Loans and Financing (Continued)

Non-current financing by year for maturity:

2007

Unaudited

2009	1,148
2010	235,020

Total	236,168

10. Real Estate Tax Payable

The Executive Branch of the city of Rio de Janeiro enacted the Decree No. 26,101 at December 13, 2005, which reduced the Municipal Real Estate Tax (“IPTU”) levied on properties occupied by supermarkets from 1% to 0.6% . The Company is challenging the amount charged by the local authorities that did not take into account said decree when levying the tax. The Company has been accruing the total amount of tax recorded and the outstanding balance at December 31, 2007 is R$59,184 (R$42,256 in 2006), indexed to a monthly 1.5% interest rate.

11. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, and is stated net of judicial deposits, as shown below:

	Balance at					Balance at
	December 31,		Payments/Re	MonetaryRestat	Judicial	December 31,
	2005	Additions	versals	ement	Deposits	2006

Labor	300	1,094	(950)	82	(282)	244
Civil and other	2,379	2,796	(3,468)	202	-	1,909

Total	2,679	3,890	(4,418)	284	(282)	2,153

	Balance at					Balance at
	December 31,		Payments/Re	MonetaryRestat	Judicial	December 31,
	2006	Additions	versals	ement	Deposits	2007

		Unaudited

Labor	244	3,780	(2,197)	151	(1,442)	536
Civil and other	1,909	1,211	(593)	246	-	2,773

Total	2,153	4,991	(2,790)	397	(1,442)	3,309

C – 19

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

11. Provision for Contingencies (Continued)

a) Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from dismissals in the ordinary course of business. At December 31, 2007, the Company recorded a provision of R$2,260 (R$526 in 2006) assessed as a probable risk. Lawsuits with possible unfavorable outcome assessed by our legal counsels amount R$1,127 (R$1,455 in 2006).

Management, assisted by its legal counsels, evaluates these contingencies, recording provisions for losses when reasonably estimated, considering historical data regarding the amount paid.

Labor claims are indexed to the Referential Interest Rate (“TR”) (2.0% accumulated in the year ended at December 31, 2007) plus 1% monthly interest. The balance of net provision for restricted court deposits is R$536 (R$244 in 2006).

b) Civil and other

The Company is a defendant at several judicial levels, in lawsuits of civil natures, among others. The Company’s management accrues provision in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider the losses to be probable.

c) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, they have not been accrued at December 31, 2007, as follows:

Other contingencies – they are related to lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), the great majority of lawsuits is related to suits for damages derived from consumer’s relationship amounting to R$4,930 in 2007 (R$4,853 in 2006). There are also lawsuits related to tax assessments notices in the state level, as to the utilization of ICMS credits related to electricity amounted to R$54,043 (R$46,229 in 2006) as well as Service Tax (ISS) challenges amounting to R$834.

Occasional adverse changes in the expectation of risk of the referred lawsuits may require additional provision for contingencies.

d) Appeal and judicial deposits (Restricted deposits escrow)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for lawsuits.

C – 20

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

11. Provision for Contingencies (Continued)

e) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

			Guarantee
			letter from
Lawsuits	Real Estate	Equipment	banks	Total

		Unaudited

Tax	67	921	44,875	45,863
Labor	-	155	4,623	4,778
Civil and other	84	256	2,278	2,618

Total	151	1,332	51,776	53,259

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

12. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	2007	2006	2005

	Unaudited

Loss before income and social contribution taxes	(107,617)	(701,957)	(165,686)
Employees' profit sharing	(3,045)	-	(3,150)

	(110,662)	(701,957)	(168,836)

Income and social contribution tax at nominal rate	37,625	238,665	57,404
Deferred income and social contribution taxes	55,000	-	-
Income tax over goodwill amortization	-	(161,196)	-
Other	(1,156)	(572)	(327)

Effective income tax	91,469	76,897	57,077

Effective rate	-82.7%	-11.0%	-33.8%

b) Breakdown of deferred income and social contribution taxes

The main components of deferred income tax in the balance sheet are the following:

C – 21

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

12. Income and Social Contribution Taxes (Continued)

	2007	2006

	Unaudited

Deferred income and social contribution tax assets
Tax losses carryforward (i)	150,869	113,229
Provision for contingencies	1,049	178
Provision for hedge and levied on a cash basis	52,259	54,273
Allowance for doubtful accounts	309	51
Provision of inventory adjustment	4,491	4,579
Provision for goodwill impairment - Note 8 (i)	139,522	161,196
Other	93	291

	348,592	333,797
Provision for realization of deferred income tax	(84,522)	(161,196)

Total deferred income tax assets	264,070	172,601

Current assets	6,435	59,235
Long-term assets	257,635	113,366

Total deferred income tax assets	264,070	172,601

At December 31, 2007, in compliance with CVM Ruling 371, the Company had deferred income and social contribution taxes arising from tax loss and temporary differences in the amount of R$264,070 (R$172,601 at December 31, 2006).

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by Management and by the Board of Directors, which supports the realization of this tax assets.

Based on the studies approved, management approved the partial reversal of the provision of R$55,000 for realization of the deferred income and social contribution taxes, due to the recoverability estimated in the projections. Management estimates that will recover such credits in 10 years:

Unaudited

2008	6,435
2009	34,252
2010	53,612
2011	24,748
2012 to 2017	145,023

264,070

C – 22

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

13. Shareholders’ Equity

a) Share Capital

The Company’s capital stock comprises 1,057,085 shares (same as 2006), of which 500,002 (same as 2006) are class A common shares, 58,229 are class B common shares, 341,771 are class A preferred shares and 157,083 (same as 2006) are class B preferred shares; all of them are registered shares with no par value.

Each class A or class B common share entitles its holder to one vote at the General Meetings.

Class A preferred shares do not grant the right to vote at the General Meeting. Their exclusive rights are capital refund priority may also be converted into common shares issued by the Company, according to the bylaws, subject to approval by the Board of Directors and the agreement between the shareholders.

Class B preferred shares do not grant the right to vote at the General Meeting. Their exclusive rights are capital refund priority and they may neither be converted into common shares nor into class A preferred shares issued by the Company.

The shareholders are entitled to receive a mandatory minimum annual dividend equivalent to one per cent (1%) of net income for each fiscal year, adjusted according to the provision of law. Interest on own capital and dividends distributed during the period are off-set in the payment of annual dividends. All Company’s shares, whether common or preferred are equally treated in the distributions of dividends or payments of interest on own capital.

b) Breakdown of capital stock and share volume:

		Number of shares - in thousands

	Share Capital	Preferred shares	Common shares	Total

		Unaudited

Class A		341,770,950	500,002,000	841,772,950
Class B		-	58,229,050	58,229,050

Total	900,002	341,770,950	558,231,050	900,002,000

Payment – Class B	135,675	157,082,802	-	157,082,802

Balance at December 31, 2007	1,035,677	498,853,752	558,231,050	1,057,084,802

c) Capital subscription by AIG Group

The description of this transaction is detailed at note 1(c).

C – 23

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

13. Shareholders’ Equity (Continued)

d) Unpaid Capital

As determined in the Minutes of the Extraordinary General Meeting held at February 29, 2004, the capital stock to be paid, represented by 200,000,000 preferred shares, amounting to R$200,000 shall be paid-in by Sendas S.A. until February 29, 2008. Nevertheless, at September 16, 2005, Sendas S.A. and CBD and its subsidiaries entered into the 2nd Addendum and Ratification of Shareholders’ Agreement of Sendas Distribuidora which, among other resolutions, decided to postpone the Additional Term ("Second Term”) of Payment of Class A preferred shares not paid-in by Sendas S.A., for a period to end at February 28, 2014. During this second term, the payment only may be made in cash, especially by means of utilization of dividends paid by the Company to Sendas S.A.; after such term, should payment do not occur during this period, the shares will be cancelled.

14. Net Financial Income

	2007	2006	2005

	Unaudited

Financial expenses
Financial charges - Debentures	-	-	6,568
Swap operations	65,621	118,731	149,449
Financial charges on contingencies and taxes	5,419	7,380	25
Interest on installment sales	4,105	30,034	41,702
Receivables securitization	17,109	20,291	425
CPMF(*) and other bank services	9,845	13,370	8,189
Other financial expenses	47,173	-	-

Total financial expenses	149,272	189,806	206,358

Financial income
Interest on cash and cash equivalents	29	5,305	12,289
Financial discounts obtained	4,869	5,103	7,607
Financial charges on taxes and judicial deposits	15,635	9,504	3,999
Interest on loans related parties	1,299	-	-
Interest on installment sales	8,799	6,746	2,572
Other financial income	2,240	11,505	31,797

Total financial revenues	32,871	38,163	58,264

Net financial income	(116,401)	(151,643)	(148,094)

(*) Provision tax on financial transactions

C – 24

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

15. Financial Instruments

a) General considerations

Management considers the risks of concentration in financial institutions are low as operations are limited to traditional, highly-rated banks and within limits approved by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (nearly 1.66% of sales). In such portion, the risk is minimized by the large customer portfolio. These receivables are also mainly sold to PAFIDC without any recourse condition.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which also include monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market values of financial instruments at December 31, 2007 considering maturities as frequent price adjustments approximates the book value of these instruments recorded in the financial statements:

	Unaudited

	Book value	Market value

Assets
Cash and banks	76,603	76,603

	76,603	76,603

Liabilities
Short and long-term loans and financing
	1,035,342	1,028,283

	1,035,342	1,028,283

Market value of financial assets and current and non-current financing, where applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to swap the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap which charges to CDI variation. These instruments are reflected in the table above at market value.

d) Foreign exchange rate and interest rate risk management

The use of derivative instruments and operations involving interest rates, intend to protect the Company, from significant variations. This process is conducted by the finance operations area, in accordance with the strategy previously approved by Management.

C – 25

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

15. Financial Instruments (Continued)

d) Foreign exchange rate and interest rate risk management (Continued)

The cross-currency interest rate swaps permit the Company to exchange fixed interest rate in U.S. dollars on short-term and long-term debt (Note 9) for floating rate interest in Brazilian reais. As of December 31, 2007, the U.S. dollar-denominated short-term and long-term debt balances of R$669,022 (US$376,363) (R$845,178 - US$392,815 in 2006), the weighted average interest rates of 5.6% per annum (5.1% in 2006) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.8% of CDI (103.4% of CDI in 2006).

16. Insurance Coverage (unaudited)

Coverage at December 31, 2007 is considered sufficient by management to meet possible losses and is summarized as follows:

		Amount insured

Insured assets	Risks covered	2007	2006

Property, equipment and inventories	Named risks	5,801,656	5,577,635
Profit	Loss of profit	1,335,000	1,335,000
Cash	Theft	47,194	43,600

The Parent Company also holds a specific policy covering civil liability risks in the amount of R$ 142,400 (R$ 160,410 at December 31, 2006).

17. Non-Operating Results

	2007	2006	2005

Expenses	Unaudited

Net effect of allowance for goodwill reduction - Note 8 i	-	474,107	-
Income on permanent assets disposal	348	25,442	263
Judicial deposits write-off	95	-	-
Provision for recovery of assets and other	-	(898)	4,712

Non-operating result	443	498,651	4,975

C – 26

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

18. Commitments

The Company has commitments assumed with lessees of several stores already contracted at December 31, 2007, as follows:

2007

Unaudited

2008	50,692
2009	48,661
2010	43,873
2011	41,942
2012	41,498
Thereafter	381,108

607,774

19. Changes to the Preparation and Disclosure of Financial Statements

On December 28, 2007, Law No. 11,638 was approved, which amends and revokes certain provisions of Law No. 6,404, dated December 15, 1976, and of Law No. 6,385 dated December 7, 1976. The main changes brought by the new law, are:

• Net assets, businesses or companies acquired from third parties shall be initially measured at market value.

• Financial assets held for trading or sale, including derivatives, shall be measured at market value. Other financial assets shall be measured at initial cost, restated under applicable legal or contractual provisions, and adjusted to their probable realizable value, whenever this is lower.

• Long-term assets and liabilities are to be discounted to present value to exclude implicit interest. Short term assets and liabilities shall be discounted to present value whenever such discount has any significant effect on financial reporting.

• The company shall, on a periodic basis, perform an analysis of the recoverability of the amounts recorded in fixed, intangible and deferred assets to determine that an impairment loss is recorded when there is evidence that the capital invested will not produce sufficient cash flows for recovery of the recorded amount. Further the assets’ economic useful lives are to be reviewed on a periodic basis to determine they are appropriate and the calculations of depreciation, depletion and amortization are to be reviewed and adjusted as necessary. Capital leases shall be recorded as fixed assets.

• Investments in affiliates in whose management the company has significant influence or in which they hold 20% or more of the voting capital (not of the total capital as before), in subsidiaries, and in other companies that are in the same group, or that are under common control, shall be measured by the equity method.

• In shareholders’ equity, the revaluation reserve is eliminated and a new account, “adjustments to asset valuation”, is introduced. Offsetting entries to increases and decreases in assets and liabilities measured at market value shall be classified as adjustments to the new equity account as long as they were not included in net income for the year on an accrual basis.

• The statement of changes in financial position has been replaced with statements of value added (for all publicly-held companies) and cash flows (for all companies). In the 2008 year of transition, these statements may be presented without prior year comparative amounts.

C – 27

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

19. Changes to the Preparation and Disclosure of Financial Statements (Continued)

• Privately-held companies may opt to follow the same financial reporting rules issued by the Brazilian Securities Commission (CVM) for publicly-held companies.

The requirements of this new Law are applicable to the financial statements for fiscal years starting as from January 1st, 2008, and the changes thereto for the year ending December 31, 2008 shall also be applied retroactively to December 31, 2007 for presentation and comparison purposes of the financial statements to be disclosed.

Upon the preparation of the current financial statements, it is not possible to anticipate the impacts of this new law on the Company’s results of operations and financial position, to be reflected on the individual and consolidated financial statements for the fiscal year started on January 1, 2008 and retrospectively, on the financial statements for the year ended at December 31, 2007, upon its preparation for comparison purposes to be disclosed on the financial statements for the year ending December 31,2008.

20. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company

a) Significant differences between Brazilian GAAP and U.S. GAAP

The accounting practices of the Company (Note 2) are in accordance with the accounting practices adopted in (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM (Comissão de Valores Mobiliários) and IBRACON (Brazilian Institute of Independent Accountants). Accounting practices applicable to the Company, which differ may significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

i. Reversal of amortization of BR GAAP goodwill – Under Brazilian GAAP the assets contributed, by the parent company, to the joint venture -Sendas Distribuidora - were recorded at fair value and goodwill was created. Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the goodwill and its corresponding amortization for US GAAP purposes.

ii. Goodwill impairment – The Company determined that the BR GAAP goodwill was impaired and recorded an impairment expense. For US GAAP, this goodwill does not exist and therefore, such impairment needs to be reversed.

iii. Derivatives - Under Brazilian GAAP, Derivative financial instruments are accounted for under the accrual method,. Under U.S. GAAP, the Company followed the provision from SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, and, consequently measures those instruments at fair value. The Company does not apply hedge accounting.

iv. Leases - Under Brazilian GAAP, leases normally are treated for accounting purposes as operating leases and the expense is recognized when each lease installment is incurred. For the purposes of the U.S.GAAP the Company followed the provision of FAS 13- Accounting for Lease.

C – 28

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

20. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v. Income taxes – Under BR GAAP, deferred income taxes are accounted for as described in Note 2. Under U.S. GAAP the Company determined that certain deferred income tax assets were not more likely than not to be realized and therefore the Company recorded a valuation allowance.

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

ix. Under BR GAAP, uncertain tax positions are accounted for similar to SFAS 5 when probable and estimable. The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

b) Recently issued accounting pronouncements under U.S. GAAP

In September 2006, the FASB issued SFAS 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (that is, in the case of Sendas Distribuidora, January 1, 2008). The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

C – 29

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

20. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, includes an amendment of SFAS 115,"Accounting for Certain Investments in Debt and Equity Securities". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company's fiscal year that begins after November 15, 2007 (that is, in the case of Sendas Distribuidora, January 1, 2008). The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R) scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141 guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires a company to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in the case of Sendas Distribuidora, January 1, 2009). An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" (described below). The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160 “noncontrolling interests in consolidated financial statements”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, in the case of Sendas Distribuidora, January 1, 2009). Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements

C – 30

SENDAS DISTRIBUIDORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year ended December 31, 2007, 2006 and 2005
(expressed in thousands of reais)

20. Summary of Differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share- Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. Management is currently evaluating the effect, if any, of the adoption of SAB 110 on its consolidated financial statements.

21. Subsequent events

a) AIG exercise of the Put Option

In March 17, 2008, AIG exercised the put option for its 157,082,802 preferred shares of Sendas Distribuidora (14.86% of its capital), as described in note 1c, by the amount of R$165,440; such put will be settled in the amount of R$ 165,440, comprised of cash of R$12,066 and RS153,374 comprised of 4,325 preferred shares of CBD (2.05% of its capital) based on the average quotation of the 30 days before the exercise date.

After the settlement, CBD will hold 57.43% of Sendas Distribuidora against 42.57% of Sendas S.A., nevertheless, Sendas Distribuidora is still under joint control, since the voting and protective rights remain unchanged for Sendas S.A. The control of Sendas Distribuidora by CBD is subject to and will be effective only after the results of the arbitration process described in note 1.

b) Arbitration decision

In addition to Note 1, on April 29, 2008, the Fundação Getúlio Vargas Arbitration Chamber , ultimately expressed an opinion, which is favorable to CBD, that the transaction with the Casino Group in 2005 did not constitute a change of control of CBD as claimed by Sendas S.A. Accordingly, the claims formalized by Sendas in the arbitration proceeding were denied, specifically the request for the recognition of its alleged right to exercise the put of its shares in Sendas Distribuidora S.A. and promptly receive the total amount in cash. Consequently, Sendas S.A. , after the transfer value is defined and agreed upon by the parties, has to exchange all of its shares in Sendas Distribuidora S.A. with preferred shares of CBD’s capital stock following the terms established in the shareholders’ agreement.

C – 31

Exhibit Index

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended.

5.1	English translation of Acordo de Acionistas (Stockholders’ Agreement) of Barcelona Comércio Varejista e Atacadista S.A., as amended.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.