Form 20-F
period 2008-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2009-06-23
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
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
None.
_____________________________
The number of issued shares of each class of stock of COMPANHIA BRASILEIRA DE DISTRIBUIÇãO as of December 31, 2008 was:
99,679,851 Common Shares, no par value per share
135,569,492 Preferred Shares, no par value per share
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
 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No

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

     At June 9, 2009, the commercial selling rate for purchasing U.S. dollars was R$1.9385 to U.S.$ 1.00.

     We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

  Brazilian Law No. 6,404/76 dated December 15, 1976 as amended by Law No. 11,638 dated December 28, 2007, or the Brazilian Corporation Law;

  the rules and regulations of the Brazilian Securities Commission, or Comissão de Valores Mobiliários, or CVM; and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil or IBRACON) and the Brazilian Committee on Accounting Pronouncements, or “CPC”.

     These financial statements are prepared in accordance with Brazilian GAAP and include a reconciliation to U.S. GAAP.

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

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in “Item 3D — Key Information — Risk Factors”, “Item 4B — Information on the Company — Business Overview” and “Item 5 — Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

  the effects of the global financial and economic crisis in Brazil,

  our ability to sustain or improve our performance,

  competition in the Brazilian retail food industry,

  government regulation and tax matters,

  adverse legal or regulatory disputes or proceedings,

  credit and other risks of lending and investment activities, and other risk factors as set forth under “Item 3D. Key Information — Risk Factors.”

     The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     3A. Selected Financial Data

     The following table presents selected financial data as of the dates and for each of the periods indicated. The selected financial data at December 31, 2008 and 2007 and for each of the three years ended December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements prepared under Brazilian GAAP. The selected financial data at December 31, 2006, 2005 and 2004 and for each of the two years ended December 31, 2005 and 2004 have been derived from our consolidated financial statements prepared under Brazilian GAAP that are not included in this annual report.

     On December 28, 2007, Law No. 11,638/07 was enacted, amended by a number of new laws and rules. The new rules modified and introduced changes to Brazilian corporate law. The main purpose of the changes was to update Brazilian corporate law and harmonize Brazilian GAAP with IFRS. We had to comply with the new legal requirements for financial statements starting in 2008. In addition, we elected to apply these new rules retroactively to our financial statements with an effective date as of January 1, 2007 pursuant to CVM Resolution No. 565 to make them comparable to our financial information for 2008. As a result, certain adjustments have been made to our financial statements for 2007. We have elected not to restate our financial statements for fiscal years prior to 2007 and, consequently, the financial information prior to 2007 is only to a limited extent comparable to the financial information for 2007 and 2008. Please see note 2 (c) to our financial statements for 2008 included in this annual report for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

	At and for the Year Ended December 31,

		(restated)	(not restated)	(not restated)	(not restated)
	2008(1) (5)	2007(1) (5)	2006(1) (5)	2005(1) (5)	2004(1) (5)

Statement of operations data
Brazilian GAAP:
Net sales revenue	18,033.1	14,902.9	13,880.4	13,413.4	12,565.0
Cost of sales	(13,279.5)	(10,724.5)	(9,963.0)	(9,438.1)	(8,891.5)

Gross profit	4,753.6	4,178.4	3,917.4	3,975.3	3,673.5
Selling, general and administrative expenses	(3,431.1)	(3,186.0)	(3,031.0)	(2,868.8)	(2,690.1)
Depreciation and amortization	(604.7)	(546.6)	(547.9)	(625.3)	(489.6)
Financial income	291.5	299.7	382.8	446.7	330.3
Financial expenses	(608.3)	(501.6)	(603.4)	(683.5)	(618.3)
Equity results	2.9	(28.9)	(53.2)	(16.2)	5.3

Operating income	403.9	215.0	64.7	228.2	211.1
Operating income (expense), net	(10.9)	(9.1)	(323.2)	32.1	80.3
Income (loss) before income taxes	393.0	205.9	(258.5)	260.3	291.4
Income tax (expense) benefit:
Current	(144.3)	(49.7)	(92.2)	(133.9)	(39.0)
Deferred	33.3	36.2	90.7	80.9	88.5
Employee profit sharing	(22.2)	(13.4)	(13.4)	(14.5)	(14.3)
Minority interest	0.7	6.7	359.0	64.2	43.2

Net income	260.5	185.7	85.6	257.0	369.8

Number of shares outstanding at year end(1):
Preferred shares	135,569	128,240	127,863	127,656	100,103
Common shares	99,680	99,680	99,680	99,680	126,942

Net income per share at year end (2)	1.11	0.81	0.38	1.13	1.63

U.S. GAAP:
Net income	309.1	270.4	14.5	270.6	488.9

Basic earnings per share (2)(3)
Preferred	1.35	0.66	0.07	1.25	2.27
Common	1.25	0.60	0.06	1.13	2.06
Diluted earnings per share (2)(3)
Preferred	1.35	0.66	0.07	1.24	2.27
Common	1.25	0.60	0.06	1.13	2.06

Basic earnings (loss) per ADS (2)	1.35	0.66	0.07	1.25	2.27
Diluted earnings (loss) per ADS (2)	1.35	0.66	0.07	1.24	2.27

Weighted average number of shares outstanding (1)
Preferred	132,170	128,010	127,807	118,117	100,065
Common	99,680	99,680	99,680	108,941	126,942

Total	231,850	227,690	227,487	227,058	227,007

Dividends declared and interest on shareholders’ equity
per share(1)(3)(4)
Preferred	0.28	0.23	0.09	0.29	0.41
Common	0.25	0.21	0.08	0.26	0.38
Dividends declared and interest on shareholders’ equity per ADS(1)(3)(4)	0.28	0.23	0.09	0.29	0.41

Balance sheet data
Brazilian GAAP:
Cash and cash equivalents	1,625.6	1,064.1	1,281.5	1,710.8	1,179.5
Property and equipment, net	4,859.5	4,891.1	4,241.0	3,861.7	4,425.4
Total assets	13,546.2	12,750.3	11,672.3	10,923.2	11,040.2
Short-term debt (including current portion of long-term debt)	337.4	1,470.3	1,286.1	440.6	1,304.3
Long-term debt	3,078.1	1,747.8	1,382.2	2,353.9	1,400.5
Shareholders’ equity	5,407.7	4,949.7	4,842.1	4,252.4	4,051.0
Capital stock	4,450.7	4,149.9	3,954.6	3,680.2	3,509.4

	At and for the Year Ended December 31,

		(restated)	(not restated)	(not restated)	(not restated)
	2008(1) (5)	2007(1) (5)	2006(1) (5)	2005(1) (5)	2004(1) (5)

U.S. GAAP:
Total assets	13,574.2	12,536.8	11,225.0	10,513.7	9,396.4
Shareholders’ equity	5,272.9	4,766.6	4,658.0	4,148.0	3,922.5

Other financial information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	1,241.0	976.8	937.6	1,063.5	406.5
Investing activities	(484.7)	(1,265.1)	(918.4)	62.2	(133.2)
Financing activities	(194.7)	71.0	(448.5)	(594.3)	(148.7)
Capital expenditures	(517.1)	(1,293.9)	(902.2)	(899.6)	(559.4)

___________________
(1) The 500:1 reverse stock split that became effective on September 1, 2007. In order to facilitate the comparison of the per share information in all periods presented, we restated our financial statements for the years ended December 31, 2004 to 2007 to take into account the 500:1 stock split as if it had already occurred on January 1, 2004.

(2) Net income per share or ADS under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings per share or ADS under U.S. GAAP are based on the weighted average number of shares outstanding during each period. Per share or ADS data takes into account the 500:1 reverse stock split that became effective on September 1, 2007. In order to facilitate the comparison of the per share information in all periods presented, we restated our financial statements for the years ended December 31, 2004 to 2007 to take into account the 500:1 stock split as if it had already occurred on January 1, 2004.

(3) In accordance with Brazilian Corporation Law, we can distribute a notional, tax-deductible interest charge attributable to shareholders’ equity as an alternative form of payment to shareholders. A dividend of R$0.27 per preferred share and R$0.25 per common share was approved and declared at our general shareholders’ meeting held on April 30, 2009 and was paid on June 10, 2009. Dividends declared and interest on shareholders’ equity per preferred share, per common share and per ADS, were U.S.$0.12, U.S.$0.11 and U.S.$0.12, respectively. The payments were translated into U.S. dollars using the exchange rate at December 31, 2008 of R$2.3370 per U.S.$1.00 and take into account the 500:1 reverse stock split that became effective on September 1, 2007.

(4) Each preferred share received a dividend 10% higher than the dividend paid to each common share. See “Item 8A — Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy and Dividends.”

(5) The financial information for 2007 and 2008 was calculated based on the new rules introduced by Law No. 11,638/07. The new rules were not applied for the preparation of the financial information prior to 2007. Consequently, the financial information for 2007 and 2008 is only to a limited extent comparable to the financial information for the years prior to 2007. Please see note 2 (c) to our financial statements for 2008 included in this annual report for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

	At and for the Year Ended December 31,

	2008	2007	2006	2005	2004

	(millions of reais, except as indicated)

Operating Data
Employees at end of period	70,656	66,165	63,607	62,803	63,484
Total square meters of selling area at end of period	1,360,706	1,338,329	1,217,984	1,206,254	1,144,749
Number of stores at end of period:
Pão de Açúcar	145	153	164	185	196
CompreBem	165	178	186	176	165
Extra (1)	139	125	87	79	72
Extra Eletro	47	42	50	50	55
Assai (2)	28	15	-	-	-
Sendas (3)	73	62	62	66	63
Total number of stores at end of period	597	575	549	556	551

Net sales revenues per employee (4):
Pão de Açúcar	R$ 229,131	R$ 220,827	R$ 220,246	R$ 222,565	R$ 214,883
CompreBem	325,737	299,372	270,280	255.681	224,435
Extra (1)	339,614	311,826	273,978	280.753	273,659
Extra Eletro	409,722	399,083	446,178	408,056	380,098
Assai (2)(6)	437,538	423,158	-	-	-
Sendas (3)	244,060	235,897	252,224	195,347	150,098
Total net sales revenues per employee	R$ 297,550	R$ 286,662	R$ 259,467	R$ 252,186	R$ 234,423

Net sales revenues by store format:
Pão de Açúcar	R$ 3,379	R$ 3,149	R$ 3,092	R$ 3,245	R$ 3,315
CompreBem	2,573	2,477	2,278	2,194	2,016
Extra (1)	9,120	7,665	7,050	6,532	5,996
Extra Eletro	295	261	286	233	240
Assai (2)	1,269	201	-	-	-
Sendas (3)	1,397	1,150	1,174	1,209	998
Total net sales	R$ 18,033	R$ 14,903	R$ 13,880	R$ 13,413	R$ 12,565

Average monthly net sales revenue per square meter (5):
Pão de Açúcar	R$ 1,481.5	R$ 1,296.2	R$ 1,163.7	R$ 1,094.1	R$ 1,033.8
CompreBem	1,085.4	912.2	841.0	852.4	834.3
Extra (1)	1,025.3	868.7	933.0	921.2	951.9
Extra Eletro	881.1	787.7	706.9	575.9	559.2
Assai (2)(6)	2,486.1	2,461.2	-	-	-
Sendas (3)	897.1	905.8	911.0	839.7	745.3
CBD average monthly net sales revenue per square meter	R$ 1,104.4	R$ 990.5	R$ 949.7	R$ 856.7	R$ 917.8

Average ticket amount:
Pão de Açúcar	R$ 26.1	R$ 23.2	R$ 21.5	R$ 20.5	R$ 19.2
CompreBem	19.3	18.0	16.7	16.0	14.9
Extra (1)	43.7	41.5	41.6	40.2	39.1
Extra Eletro	299.1	303.2	310.5	283.5	261.9
Sendas (3)	21.9	19.9	19.0	18.8	18.0
Assai (6)	78.9
CBD average ticket amount	R$ 32.6	R$ 28.8	R$ 27.1	R$ 25.7	R$ 24.3

Average number of tickets per month:
Pão de Açúcar	10,769,076	11,324,400	11,978,947	13,189,705	14,356,288
CompreBem	11,128,328	11,464,794	11,344,846	11,415,478	11,284,705
Extra (1)	17,406,079	15,373,736	14,123,289	13,538,497	12,779,828
Extra Eletro	82,185	71,729	76,762	68,497	76,366
Sendas (3)	5,315,750	4,827,581	5,138,482	5,348,968	4,619,534
Assai (2)(6)	1,340,148	-	-	-	-
CBD average number of tickets per month	46,041,566	43,062,240	42,662,326	43,561,146	43,116,721

__________________
(1) Includes 32 Extra Fácil convenience stores and 5 Extra Perto supermarket stores.
(2) We acquired Assai, our cash and carry format, in November, 2007.
(3) Sendas stores, which are part of Sendas Distribuidora.
(4) Based on the average of the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees at the end of each month in the period presented by 220 hours.

(5) Calculated using the average of square meters of selling area on the last day of each of the months in the period.
(6) In 2008, the figure was calculated based on the Assai stores with at least 12 months of operation under the Assai banner.

Exchange Rates

     The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

      From March 1995 through January 1999, the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank allowed the gradual devaluation of the real against the U.S. dollar under an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Since January 1999, the Central Bank of Brazil has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar from 2003 to mid 2008 and depreciated in second half of 2008. On December 31, 2008, the exchange rate for U.S. dollars was R$2.337 per U.S.$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3D. Key Information – Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1770	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8375	2.3370

	Exchange Rate of Brazilian Currency per U.S.$1.00

Month	Low	High	Average(1)	Year-End

December 2008	2.3370	2.5004	2.3944	2.3370
January 2009	2.1889	2.3803	2.3074	2.3162
February 2009	2.2446	2.3916	2.3127	2.3784
March 2009	2.2375	2.4218	2.3138	2.3152
April 2009	2.1699	2.2899	2.2059	2.1783
May 2009	1.9730	2.1476	2.0609	1.9730
June 2009 (through June 9)	1.9370	1.9704	1.9504	1.9385

________________
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

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, may adversely affect us and the market price of the preferred shares and the ADSs.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. We may be adversely affected by changes in policies or regulations involving or affecting factors, such as:

  interest rates;

  monetary policy;

  exchange controls and restrictions on remittances outside Brazil;

  currency fluctuations;

  inflation;

  liquidity of the domestic capital and lending markets;

  tax and regulatory policies; and

  other political, social and economic developments in or affecting Brazil.

     Although the Brazilian government has implemented sound economic policies over the last few years, uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

     Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the market price of our preferred shares and the ADSs.

     Brazil has in the past experienced extremely high rates of inflation and therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. According to General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, the inflation rates for 2004, 2005, 2006, 2007 and 2008 were 12.4%, 1.2%, 3.8%, 7.7% and 9.8%, respectively. Between 2004 and 2008, the base interest rate (SELIC) in Brazil varied between 17.75% per year and 13.75% per year.

     The Brazilian government’s measures to combat inflation, principally through the Central Bank, and public speculation about possible future government measures to combat inflation have had and may have significant effects on the Brazilian economy and our business, contributing to economic uncertainty and weaken investors’ confidence in Brazil. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates and high compulsory deposit requirements, thereby restricting Brazil’s growth and the availability of credit.

     Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and consequently, growth volatility and the need for sudden and significant interest rate increases. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market price of our preferred shares and, as a result, the ADSs.

     Exchange rate instability may adversely affect the Brazilian economy, our business and the market price of our preferred shares and the ADSs.

     During the last decades, the Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with exchange rate reaching R$1.63 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.3% against the U.S. dollar over the year 2008. On June 9, 2009, the exchange rate was R$1.9385 per US$1.00. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates” for more information on exchange rates.

     Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the market price of our preferred shares and the ADSs.

     Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect our business and the market price of Brazilian securities, including our preferred shares and the ADSs.

     The market price of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries.

     Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our preferred shares. This could adversely affect the market price of our preferred shares, and the ADSs, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

     The global financial crisis has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which have and may continue to, directly or indirectly, adversely affect our operating results, financial position and the market price of our preferred shares and the ADSs.

Risks Relating to the Food Retail Industry and Us

     We face significant competition, which may adversely affect our market share and net income.

     The food retail industry in Brazil, including the cash and carry segment (atacarejo), a wholesale format in the retail food sector, is highly competitive. We face intense competition from small food retailers that often benefit from inefficiencies in the Brazilian tax collection system. These small food retailers also frequently have access to merchandise from irregular and informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector. In addition, in our markets, and particularly in the São Paulo City area, we compete with a number of large multinational retail food and general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. Some of these international competitors have greater financial resources than we have. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

     We are co-controlled by two groups of shareholders.

     The Diniz group and the Casino group share our control through a holding company that owns 65.6% of our voting shares. This holding company is also referred to herein as the Holding Company. See “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders.” Consequently, our two indirect co-controlling shareholders have the power to control our company, including the power to:

  appoint the members to our board of directors, who, in turn, name our executive officers,

  determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, and transfer our control.

     Mr. Abilio Diniz has been Chairman of both the Holding Company and us since 2003. Although in accordance with the terms of our shareholders’ agreements, we anticipate that Mr. Diniz will remain Chairman of the Holding Company and us until 2012, thereby retaining decision-making powers in the ordinary course of business, the co-control of our Company could result in deadlocks with respect to certain important issues. For additional information on shared decision-making, see “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Transactions.”

     We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Neither the Casino group nor the Diniz group can enter into transactions with us without the approval of the other.

     Our operations are subject to environmental risks.

     We are subject to a number of different national, state and municipal laws and regulations relating to the preservation and protection of the environment and specially related to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and specially protected areas. Costs are incurred for prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. A violation of applicable environmental laws may subject us to administrative and criminal sanctions, in addition to the obligation to repair or indemnify the damages caused to the environment and third parties. The increase in environmental protection and control costs related to our gas station operation and other potentially polluting activities could adversely affect us and the market value of our preferred shares and the ADSs.

Risks Relating to the Preferred Shares and ADSs

     If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

     The Brazilian custodian for the preferred shares must register with the Central Bank of Brazil to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Item 10D. Additional Information—Exchange Controls.”

     You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.

     You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in more developed securities markets. The top ten stocks in terms of trading volume accounted for approximately, 70%, 50% and -53% of all shares traded on the BOVESPA in 2006, 2007 and 2008, respectively.

ITEM 4. INFORMATION ON THE COMPANY

     4A. History and Recent Development of the Company

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

     We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores in terms of the expectations, consumption patterns and purchasing power of the different income levels in Brazil. In order to implement such strategy and to increase our market share, over the last few years we acquired important supermarket chains such as Coopercitrus, Lourenção, Barateiro (we operate these stores under the CompreBem banner), Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados and other small chains, such as São Luiz, Nagumo and Rosado.

     In December 2003, we entered into an association called Sendas Distribuidora S.A., or the Sendas Association, with Sendas S.A. (of which we currently hold 57.4%) and investment funds of the AIG Group in order to acquire the Sendas chain. The Sendas chain operates retail stores in Rio de Janeiro state. The parties of the Sendas Association have mutual put/call options. For further information on the Sendas Association, see “Item 10C-Additional Information-Material Contracts—The Sendas Shareholders’ Agreement”.

     On July 27, 2004, we entered into a financial partnership called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, with Banco Itaú Unibanco Holding S.A., or Itaú Holding which exclusively offers private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance at our stores.

     In November 2006, we entered the convenience market segment with our newly established Extra Fácil stores.

     In July 2007, we launched Extra Perto, a compact hypermarket model.

     On August 03, 2007, we started to lease from the Rossi Monza supermarket chain, five stores (four located in São Paulo and one in Guarulhos) representing 15,000 m² sales area for a period of five years. We converted four of these stores into the Extra Perto format and one into the CompreBem format. In the context of these leases, we made a prepayment of R$45.5 million and agreed to make monthly payments of R$0.1 million until termination of the leases. Pursuant to the lease agreement, we acquired accounts receivable representing R$4.7 million and inventories representing R$16.7 million. At the end of the leases, we may purchase the fixed assets at the residual book value.

     In September 2007, we formed a purchasing group partnership with União Brasil, or the Purchasing Group.

     In November 2007, we acquired a 60% ownership interest in the Assai chain, through a company controlled by our subsidiary Sevilha Empreendimentos e Participações Ltda., or Sevilha. This acquisition enabled us to enter the cash and carry segment in São Paulo, a wholesale format in the retail food sector.

     On October 16, 2008, we started cash and carry operations in the state of Rio de Janeiro through Xantocarpa, a company organized for this purpose, which assumed the operation of three stores of Sendas Distribuidora converted into Assai stores.

     Acquisition of Globex

     On June 8, 2009, we entered into a share purchase agreement, or the Globex Purchase Agreement, to acquire shares representing 70.2% of Globex Utilidades S.A., or Globex. Globex has been operating in the Brazilian non-food retail business under the brand name Ponto Frio for more than 60 years and currently has stores in ten Brazilian states and in the federal district, through a network of 455 stores. In 2008, Globex’s gross revenue is R$4.8 billion.

     The acquisition of the control of Globex will allow us to significantly strengthen and increase our activities in the electronics supply market and increase our overall market share in the Brazilian retail market. We expect to benefit from significant synergies as a result of the acquisition through (i) scale gains and an increase in our operating, commercial and administrative efficiency, (ii) taking advantage of additional financial products and services; (iii) an increase in revenues resulting from the offering of new products and services to an already consolidated client base; and (iv) the integration of our operations of electronic commerce, information technology and logistic.

     The acquisition of Globex was carried out through our subsidiary Mandala Empreendimentos e Participações S.A., or Mandala, which we used as a vehicle to acquire common shares representing 70.2% of the total voting capital of Globex. The Globex Purchase Agreement and the transaction will be submitted to the approval of the Brazilian antitrust authorities. The transaction will also be submitted to the approval of the holders of our common shares.

     Pursuant to the terms of the Globex Purchase Agreement, the purchase price will total R$824.5 million, equivalent to R$9.48 per share. This purchase price will be paid as follows: (i) R$373.4 million at the closing date (representing approximately 45.3% of the purchase price); and (ii) a credit in the amount of R$451.1 million (representing approximately 54.7% of the purchase price) at the forth anniversary of the closing date, adjusted by the variation of the Brazilian interbank variable interest rate (Certificado de Depósito Interbancário), or CDI rate.

     In accordance with the Globex Purchase Agreement, the controlling shareholders of Globex have elected to use the proceeds that will be generated through the transaction to subscribe Class B preferred shares issued by us. The credit amount described in item (ii) above will be increased by 10% for the purpose of being used to subscribe the Class B preferred shares. Consequently, we will increase our capital stock through the issuance of up to 16,609,046 Class B preferred shares, at an issuance price of R$40.00 per share. These shares will be subscribed by the controlling shareholders of Globex.

     The Class B preferred shares will entitle its holders to a fixed dividend in the amount of R$0.01 per share and a preference in the receipt of proceeds in case of our liquidation. The Class B preferred shares will not have voting rights.

     On the date of the general shareholders’ meeting, our existing preferred shares will be converted into Class A preferred shares. Their rights will remain unchanged.

     The Class B preferred shares will be converted into Class A preferred shares, in the proportion of one to one, in accordance with the following: (i) 32% of the Class B preferred shares will be converted five days after our capital stock increase; (ii) 28% of the Class B preferred shares will be converted six months after the closing date; (iii) 20% of the Class B preferred shares will be converted 12 months after the closing date; and (iv) 20% of the Class B preferred shares will be converted 18 months after the closing date.

     In respect of the conversion of the Class B preferred shares into Class A preferred shares pursuant to item (i) above, Mandala will pay to each former shareholder of Globex, as shortfall, the amount of R$3.69 per Class B preferred share held by such former shareholder, adjusted by the variation of the CDI. Within five days after the conversion of the Class B preferred shares pursuant to the terms set forth in items (ii), (iii) and (iv) above, Mandala will pay to the shareholders of Globex who have elected to subscribe the Class B preferred shares the positive shortfall between the amount of R$40.00 per share, adjusted by the variation of the CDI, and the market value of the Class A preferred shares at such time, calculated in accordance with the weighted average price within the 15 trading sessions of BOVESPA immediately prior to each date of conversion.

     In addition, we, through Mandala, will launch a tender offer for the acquisition of the remaining common shares of Globex for a price per share equivalent to 80% of the price per share paid to the controlling shareholders of Globex, according to Brazilian law. Alternatively, prior to the tender offer, the minority shareholders of Globex will also be given the option to adhere to the Globex Stock Purchase Agreement and subscribe shares issued by us pursuant to the terms and conditions above indicated. Exclusively in case these minority shareholders elect to use their credits in the subscription of Class B preferred shares to be issued by us, the credit amount of the purchase price of Globex will be increased by 10% for the purpose of being used to subscribe the Class B preferred shares.

     The shares of Globex will remain regularly traded on BOVESPA. Dividend payments or payments on interests on capital that have already been declared will be made.

Capital Expansion and Investment Plan

     As part of our capital expansion and investment plan, we have invested approximately R$2,713.2 million in our operations for the three years ended December 31, 2008. Our investments included:

     Acquisitions of retail chains – When entering new geographic markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how of the geographic region. For expansion within urban areas where we already have a presence, we have in the past preferred to open new stores. Currently, our main focus is to expand organically, but we may continue carrying out strategic acquisitions, to the extent that they result in synergies and added value. Since 2006, we have acquired 21 stores. We have spent an aggregate of R$359.4 million on acquisitions from 2006 through 2008.

     The following table presents information regarding our acquisitions and the regional distribution of the stores we acquired since 2006:

		Number of
Year	Chains Acquired	Stores	Geographic Distribution

2006	Lourenção	2	São Paulo
2007	Rossi	5	São Paulo
2007	Assai *	14	São Paulo

	Total	21

* acquisition of a 60% ownership interest through an association

     Opening of new stores – We usually seek real estate properties to construct new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suit one of our formats. We have opened 97 new stores from 2006 through 2008, including five Pão de Açúcar stores, 15 CompreBem stores, 14 Extra stores, 10 Extra Perto stores, 31 Extra Fácil convenience stores and 22 Assai stores. The total cost of opening these new stores was R$699.3 million.

     Renovation of existing stores – We usually remodel some of our Pão de Açúcar, CompreBem, Extra stores, Sendas and Extra Eletro stores every year. Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems. The total cost of renovating stores from 2006 through 2008 was R$786.1 million.

     Improvements to information technology – We are committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. The information technology area has received significant investments in new technological solutions aimed at modernization, simplicity and reliability. We have spent an aggregate of R$396.1 million on information technology from 2006 through 2008. For more information on our information technology, see “—4B. Business Overview-Technology.”

     Expansion of distribution facilities – Since 2006, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of R$73.8 million on our distribution facilities from 2006 through 2008.

     The following table provides a summary description of our principal capital expenditures disbursed for the three years ended December 31, 2008:

	Year Ended December 31,

	2008		2007		2006

	(millions of reais)

Opening of new stores	R$	138.3	R$	350.2	R$	210.8
Acquisition of retail chain		-		284.8		74.6
Purchases of real estate		94.9		121.0		182.6
Renovations		143.0		380.3		262.8
Information technology		130.6		141.7		123.8
		10.3		15.9		47.6

Distribution centers

Total	R$	517.1	R$	1,293.9	R$	902.2

     4B. Business Overview

The Brazilian Retail Food Sector

     The Brazilian retail food sector represented approximately 5.5% of Brazil’s GDP (gross domestic product) in 2008. According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail sector in Brazil had gross revenues of R$158.5 billion in 2008, representing a 16.3% increase over 2007.

     The Brazilian retail food sector is highly fragmented. Despite consolidation within the Brazilian retail food industry, in 2008, the three largest supermarket chains represented only approximately 38.1% of the retail food sector, as compared to 34.4% in 2004. We believe that future acquisitions will mainly involve smaller sized-stores. Another trend in the retail food sector is large chains migrating to smaller formats such as neighborhood banners. According to ABRAS, our gross sales represented 13.2% of the gross sales of the entire retail food sector in 2008.

     Foreign ownership in the Brazilian food retail sector began with Carrefour, a leading French retail chain, which opened its first hypermarket in Brazil 34 years ago. In the last decade, the international chain Wal-Mart has also entered the Brazilian market, mostly through acquisitions of domestic retail food chains, and competition in the industry has intensified. In addition to the organized retail food sector, the industry in Brazil also consists of small food retailers which frequently avail themselves of access to merchandise from irregular and informal distribution channels. This merchandise usually has lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.

     The cash and carry segment (atacarejo), a wholesale segment in the retail food sector is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale.

     Overall supermarket penetration in Brazil today, in terms of the number of supermarkets relative to overall population and area, is estimated to be below the levels in the United States, many western European countries such as France, and some South American countries such as Chile. Management believes that the population of Brazil is an important factor affecting the potential growth in supermarket activity. According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 190.0 million in 2008, making Brazil the fifth most populous country in the world, with a population currently growing at a rate of 2% per year. Because more than 86% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. São Paulo, with a current population of approximately 11.0 million, and Rio de Janeiro, with a population of approximately 6.2 million, are the two largest cities in Brazil. São Paulo state has a total population in excess of 40.0 million, representing approximately 22% of the Brazilian population and is our largest consumer market. Rio de Janeiro state is our second largest consumer market.

     The Brazilian retail sector is perceived as essentially growth-oriented, because retail margins are substantially more constrained compared to other business sectors. We are therefore intrinsically dependent on the growth rate of Brazil’s urban population and its different income levels. While living expenses in Brazil are lower than those in North America, Western Europe and Japan, Brazilian household income levels are also substantially lower.

     The following table sets forth the different income class levels of Brazilian households, according to the (Brazilian Institute of Public Opinion and Statistics) (Instituto Brasileiro de Opinião Pública e Estatística), or Ibope.

Monthly Income (average)
Class Level	(in reais)

A1	14,250
A2	7,557
B1	3,944
B2	2,256
C1	1,318
C2	861
D	573
E	329

     Classes A1 and A2 households account for only 5% of the urban population and classes B1 and B2 households account for 24% of the urban population. Classes C1 and C2, D and E collectively represent 71% of all urban households. In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has become greater.

     Current salary levels in Brazil have generally lagged compared to increases in interest and exchange rates and increasing consumer prices. We expect that increased consumption by the lower income class levels will take place over time as a result of gradual salary increases and a steadily growing population. As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

     We are one of the largest food retailers in Brazil based on both gross revenues and number of stores. In 2008, we had a market share of approximately 13.2% in the Brazilian food retailing business, according to ABRAS, with annualized gross sales of R$20.9 billion. As of December 31, 2008, we operated 597 stores throughout Brazil, of which 550 were retail food stores. Of our retail food stores, 417 are located in São Paulo state, representing 64.7% of our net sales revenue from our retail food stores in 2008. São Paulo state is Brazil’s largest consumer market. We are among the market leaders in the retail food stores in the cities of São Paulo, Rio de Janeiro, Brasília, Curitiba, Belo Horizonte, Salvador and Fortaleza. Our sales are distributed through different formats under eight banners: Pão de Açúcar (145 supermarkets), CompreBem/Sendas (238 supermarkets), Extra (102 hypermarkets), Extra Eletro (47 home appliance stores), Extra Fácil (32 convenience stores), Extra Perto (5 supermarkets) and Assai (28 cash and carry stores).

The following table sets forth the number of our stores by region, as of December 31, 2008:

				South and Southeast (excluding São Paulo state and Rio de Janeiro state)(2)
		Rest of São	Rio de
	City of São	Paulo	Janeiro			Center-
	Paulo	state(1)	state		Northeast(3)	West(4)

Pão de Açúcar	59	36	9	4	24	13
Extra	22	35	16	7	15	7
CompreBem	80	79	-	-	6	-
Sendas	-	-	73	-	-	-
Extra Eletro	25	22	-	-	-	-
Extra Fácil	32	-	-	-	-	-
Extra Perto	-	5	-	-	-	-
Assai	12	11	3	-	2	-

Total	230	188	101	11	47	20

__________________
(1) The rest of São Paulo state consists of 39 cities, including Campinas, Ribeirão Preto and Santos.
(2) This area comprises the states of Minas Gerais and Paraná.
(3) This area comprises the following states: Piauí, Ceará, Pernambuco, Paraíba, Bahia, Rio Grande do Norte, Sergipe and Alagoas .
(4) This area comprises the following states: Mato Grosso do Sul, the federal district and Goiás

     The following table sets forth the activity in our stores during the periods presented:

	Pão de			Extra		Extra	Extra
	Açúcar	CompreBem	Extra	Eletro	Sendas	Fácil	Perto	Assai	Total
At December 31, 2005	185	176	79	50	66	–	–	–	556
Opened	3	9	5	–	–	4	–	–	21
Closed	(21)	(3)	(1)	–	(3)	–	–	–	(28)
Transferred (from)/to	(3)	4	–	–	(1)	–	–	–	–
At December 31, 2006	164	186	83	50	62	4	–	–	549
Opened	1	5	7	–	–	13	10	15	51
Closed	(5)	(11)	–	(8)	–	(1)	–	–	(25)
Transferred (from)/to	(7)	(2)	1	-	–	3	5	–	-
At December 31, 2007	153	178	91	42	62	19	15	15	575
Opened	1	1	2	6	–	14	–	7	31
Closed	(2)	(4)	–	(1)	(1)	(1)	–	–	(9)
Transferred (from)/to	(7)	(10)	9	–	12	–	(10)	6	–
At December 31, 2008	145	165	102	47	73	32	5	28	597

Our Competitive Strengths

     Our main competitive strengths are (i) our different retail food store formats; (ii) our extensive network of distribution centers; and (iii) our economies of scale.

     Different retail food store formats

     We conduct our retail food operations under different store formats, namely Pão de Açúcar, CompreBem/Sendas, Extra, Extra Fácil, Extra Perto and Assai. Each of these store formats has a distinct merchandising strategy and a strong brand name. The variety of our formats enables us to effectively target and earn the loyalty of different consumer segments. Our intimate understanding of the Brazilian consumer permits us to meet diverse customer needs. The Brazilian consumer associates with each of our brand concepts a specific combination of goods, services and price level. For example, the Pão de Açúcar format serves the higher income consumers through a combination of prime store locations, appealing store design and wide range of quality products and services. The CompreBem and Sendas banners, in turn, target the middle and lower income consumers and are usually located in lower income class neighborhoods. Our hypermarket format Extra offers the widest assortment of our store formats and allows us to target potential customers along the entire income spectrum. Our Extra format has the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil and offers a combination of food products and non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles that is particularly appealing to Brazilian consumers. Through our Extra Perto and Extra Fácil banners, we operate in the supermarket and convenience store models, respectively and our Assai banner has allowed us to enter the cash-and-carry segment.

     Extensive network of distribution centers

     We operate distribution centers strategically located in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. Our distribution centers have a total storage capacity of 401,208 square meters. Our management believes that our network of distribution centers is the most extensive one in the Brazilian retail food industry. We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we plan to open in the near future. Approximately 85% of our inventory in 2008 was sourced from our distribution centers, and only 15% came directly from suppliers, which: resulted in (i) increased bargaining power with suppliers, (ii) fewer inventory shortages, (iii) lower shrinkage and (iv) improved working capital management. Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products. Our distribution centers are, among others, supported by pd@net, a business-to-business technology platform which links our computer automated ordering system, with our distribution centers and suppliers in order to automatically replenish our inventory.

     Economies of scale

     We enjoy significant economies of scale resulting from our position as one of the largest food retailers in Brazil. Our size gives us increased bargaining power with suppliers, resulting in lower prices for consumers, higher operating margins and more favorable payment terms. Our size also allows us to benefit from important marketing channels including prime time television advertising, one of the most effective means to promote sales in Brazil, which is prohibitively expensive for smaller retail chains. Our scale also enables us to make major operational investments, that increase our efficiency, for instance extensive technology investments. We believe that we are at the forefront of the Brazilian retail industry in terms of using information technology and continually improving our sophisticated management information systems.

Our Strategy

     Our strategy is focused on: (i) efficient use of capital; (ii) pursuit of market share; and (iii) sustained growth with profitability.

     Efficient Use of Capital

     We intend to efficiently use our capital through: (i) the maintenance of our financial health by keeping a satisfactory cash position; (ii) the use of low cost methods to gain market share; and (iii) the maintenance of strict control of expenses and cash outflow.

     Pursuit of Market Share

     We aim at developing initiatives that will enhance our competitiveness, including the adoption of pricing policies and increasing our consumer flow and consumer fidelity. In addition, we aim at increasing the participation of non-food revenues as well as the expansion of our FIC financial services and private label products. We also intend to achieve higher sales levels through the expansion of our sales area as a result of new store openings in our different formats. We implemented a M&A (Merger and Acquisition) department focused on (i) improving the profitability of our acquisitions; (ii) ensuring synergy between our acquired businesses and our existing businesses; and (iii) assessing the market and investigating opportunities to acquire businesses.

     Sustained Growth with Profitability

     We intend to grow while increasing our profitability through: (i) improving the control our expenses; (ii) improving our logistic structure; (iii) investing heavily in the continued education of our personnel at all levels; (iv) achieving better price conditions with our suppliers; and (v) consolidating our multi-format structure by expanding e-commerce, convenience stores and cash and carry stores. In order to increase profitability, we also plan to invest in reducing breakage and shrinkage, improving the purchase process, increasing the store productivity index and strengthen our management model.

Operations

     The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2008:

				Average
			Total	Selling Area		Percentage
			Selling Area	Per Store	Total Number	of Our Net
		Number of	(in square	(in square	of	Sales
	Store Format	Stores	meters)	meters)	Employees(1)	Revenues

Pão de Açúcar	Supermarket	145	190,072	1,311	14,747	18.8
CompreBem	Supermarket	165	197,551	1,197	7,899	14.3
Extra	Hypermarket	102	725,141	7,109	26,292	50.6
Extra Eletro (2)	Home appliance store	47	27,902	594	720	1.6
Extra Fácil(2	Convenience store	32	7,306	228	234	-
Extra Perto	Compact hypermarket	5	8,790	1,758	328	-
Assai	Cash and carry	28	74,180	2,649	4,661	7.0
Sendas	Supermarket	73	129,764	1,778	5,724	7.7
Head office &	–	-	-	-	10,051	-

distribution center

Total		597	1,360,706	16,624	70,656	100.0%

______________________
(1) Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in December 2008 by 220 hours.
(2) Extra Perto and Extra Fácil sales included in Extra hypermarkets.

     For a detailed description of net sales revenue for each of our store formats, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Certain Operating Data.”

Pão de Açúcar Stores

     Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo City area). We believe that the locations of our Pão de Açúcar stores are a significant competitive advantage since available sites in those urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average of 77 employees per 1,000 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments. Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

     As of December 31, 2008, we had 145 Pão de Açúcar stores. The Pão de Açúcar stores range in size from 331 to 4,730 square meters and as of December 31, 2008, averaged 1,311 square meters of selling space. Food products represented 93.5% of gross sales revenue attributable to Pão de Açúcar in 2008 and non-food products represented 6.5% .

      The Pão de Açúcar banner recorded gross sales of R$3.9 billion in 2008, representing an increase of 4.3% relative to 2007. This increase was a result of the strong performance of the Pão de Açúcar banner in the Northeast and Midwest regions and the consolidation of the management of the Pão de Açúcar banner that helped to create a single identity for this banner in Brazil while respecting regional characteristics.

CompreBem Stores

     CompreBem supermarkets offer competitive prices and services. CompreBem stores target the Brazilian classes C, D and E household consumers, which collectively make up approximately 71% of all urban households in Brazil. Generally, products offered at our CompreBem stores are more competitively priced than products offered at our Pão de Açúcar stores. With an average of 40 employees per 1,000 square meters of store space, CompreBem stores are characterized by a lower level of personalized services than the Pão de Açúcar stores.

     As of December 31, 2008, we had 165 CompreBem stores. CompreBem’s stores range in size from 3,227 to 301 square meters and averaged 1,197 square meters of selling space at December 31, 2008. Food products represented 91.0% of gross sales revenue attributable to CompreBem stores in 2008 and non-food products represented 9.0% .

     Gross sales revenue of the CompreBem banner in 2008 amounted to R$2.9 billion, representing an increase of 0.8% compared to 2007. This increase was a result of the implementation of a new business operating model which improved the banner’s pricing strategies, marketing activities, understanding of customer needs, and management control.

Sendas Stores

     In December 2003, we formed the Sendas Association through which we subsequently acquired the Sendas chain. Similarly to our CompreBem banner, the Sendas banner offers competitively priced products and targets middle and lower income consumers, (i.e., the Brazilian classes C, D and E). Sendas stores are all located in lower-income neighborhoods in Rio de Janeiro.

     In July 2007, we hired the consultancy firm Galeazzi & Associados to implement a restructuring plan to enhance Sendas Distribuidora’s operational performance in the state of Rio de Janeiro. As part of the restructuring plan, Sendas Distribuidora became an independent business unit and adopted a result-oriented management model that aims at increasing competitiveness, reducing costs and expenses and establishing a balance between margins and sales. As a result of the new management model, in 2007, the Sendas chain’s EBITDA margin increased by 3.4% . In December 2007, we elected Cláudio Galeazzi as our CEO. Cláudio Galeazzi’s consultancy firm continues to render services to Sendas Distribuidora under the same conditions as agreed prior to Cláudio Galeazzi becoming our CEO. For further information on Cláudio Galeazzi, see “Item 6a. Directors, Senior Management and Employees - Directors and Senior Management - Executive Officers.”

     Sendas’ gross sales in 2008 totaled R$1.6 billion, equivalent to 7.6% of the Group’s total sales, representing an increase of 21.2% compared to 2007. This increase was mainly due to an increase of our customer base and a series of actions including clustering, which enabled better assortment of our products, improved communication with the diverse socio-economic classes in Rio de Janeiro, improved cash control, reduced dependence of sales on offers and the consolidation of partnerships with regional suppliers.

Extra Hypermarkets

     Extra hypermarkets are our largest stores. We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra hypermarkets offer the widest assortment of products of any of our store formats, with approximately 70,000 items being offered and an average selling area of 7,109 square meters at December 31, 2008. The Extra stores target the Brazilian classes B, C, D and E. As of December 31, 2008, we had 102 Extra stores, including two stores that opened in 2008 (in São Paulo state and ten stores that were converted from Extra Perto stores to Extra hypermarkets. The sale of food products and non-food products represented 61.5% and 38.5% of Extra’s gross sales in 2008, respectively.

     Gross sales of the Extra banner in 2008, including Extra Perto and Extra Fácil sales, reached R$10.6 billion, a 16.4% increase compared to 2007. This increase was a result of the new management model implemented by Claudio Galeazzi in 2008, which gave the regions greater autonomy and contributed to the integrated management of the banners with the focus on results in each region. The new positioning resulted in adjustments to headcount at stores, employee training, improvements in operations, revision of the destination categories, increase in customer flow and a more efficient pricing policy.

Extra Fácil Stores

     With the establishment of the Extra Fácil banner in July, 2007, we significantly increased our presence in the convenience store segment, where we had already been operating through our Extra Perto stores. We opened 18 new stores in 2008, bringing the total of Extra Fácil stores to 32 units as of December 31, 2008. Extra Fácil is characterized by small retail stores with up to four check-outs and offers convenience, proximity and facility.

Extra Perto Stores

     The Extra Perto banner was launched in November 2006 within the convenience store segment. During 2008, 10 out of our 15 Extra Perto stores migrated to the Extra Hypermarket format, in order to achieve economies of scale and greater synergies. As a consequence, as of December 31, 2008, we operated five Extra Perto stores. Our Extra Perto banner, is characterized by stores with sales area of up to 1,500 square meters and a complete mix of food products and general merchandise. Our Extra Perto stores are positioned to serve consumers with a preference for smaller stores that offer a wide variety of products and services.

Extra-Eletro Stores

     Extra-Eletro stores are generally small showrooms that sell a broad range of home appliances and consumer electronic products. These stores had an average selling area of 594 square meters at December 31, 2008. Customers place orders in the stores, and products are shipped from a central warehouse. As of December 31, 2008, we operated 47 Extra-Eletro stores.

     In 2008, Extra-Eletro had gross sales of R$372.5 million, an increase of 12.9% as compared to gross sales in 2007. This increase was a result of the increase in our overall non-food sales, especially consumer electronics, operational improvements and a new credit policy with a closer partnership with FIC.

Extra.com.br

     In line with our strategy to restructure our e-commerce operations initiated in 2006, we consolidated our e-commerce performance through Extra.com.br, which focuses on the sale of non-food products. Gross sales of Extra.com.br in 2008 increased by 168% as compared to gross sales in 2007 and were equivalent to 1.7% of our gross sales in 2008. This performance is the result of a series of recently implemented initiatives to consolidate our presence in this important market niche, including the establishment of a broader assortment, which rose from 4,000 to 25,000 items.

Assai

     The cash and carry segment (atacarejo segment), a wholesale segment in the retail food sector, is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve customers within an untapped market niche that was covered by neither self-service retailers nor wholesales.

     On November 1, 2007, we acquired one of the major players in the cash and carry segment, the Assai chain.

     The acquisition of Assai was carried out through our subsidiary Sevilha Empreendimentos e Participações Ltda., or Sevilha, which we used as a vehicle to acquire shares representing 60% of the total voting capital of Barcelona Comércio Varejista e Atacadista S.A., or Barcelona Comércio, a newly formed company to which all of Assai’s assets related to its operations had been transferred. The remaining 40% of ownership interest in Barcelona Comércio remained with the former controlling shareholders of Assai. The acquisition generated a goodwill of R$206.1 million and our acquisition costs amounted to R$208.5 million.

     Assai has been operating in the cash and carry segment for 35 years and as of December 31, 2008, Assai had 4,661 employees and 28 stores. In 2008, we opened 13 new Assai stores. Out of the 13 new Assai stores, seven stores were newly opened (including three stores in Rio de Janeiro and two stores in Fortaleza, the capital of Ceará state), and six stores were converted into Assai format from other banners. In 2008, the Assai banner recorded gross sales of R$1.5 billion.

Gas Stations

     As of December 31, 2008, we were operating 74 gas stations, six of which were opened in 2008. Our gas stations are located within the parking area of certain of our stores. The location of our gas stations allows our customers to both go shopping and refuel their car while they are on our premises. Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand. We expect to increase the number of gas station units, especially in connection with the Extra and Assai banners, and increase synergies with drugstores and Extra Fácil stores.

Drugstores

     With more than 8.4 million tickets per year and 143 units in operation, we operate one of the largest drugstore chain in Brazil’s retail food sector. We opened a total of 10 new stores in 2008. In addition, we recently launched a series of initiatives that we believe contribute to the success of our drugstores, including: (i) reorganization of management, (ii) successful renegotiation of prices with suppliers and (iii) strategic adjustments to the assortment and services offered at our drugstores.

Seasonality

     We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season. Sales revenues in December are typically 45% above the average sales revenues in the other months.

Supply and Distribution

     Supply. The purchasing for our Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro, Extra Perto and Extra Fácil stores is centralized. We purchase substantially all of our food products on a spot or short-term basis from unaffiliated suppliers. In the aggregate, we purchase approximately 170,000 products from approximately 10,000 suppliers.

     Distribution. In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 18 distribution centers strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro, Salvador and Recife with a total storage capacity of 406,161 square meters. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

     Our distribution centers are, among others, supported by pd@net, a business-to-business technology platform which links our computer automated ordering system with our distribution centers and suppliers in order to automatically replenish our inventory.

     We currently focus on four main tasks to further improve our supply and distribution system: (1) ensuring the full availability of products and services, to indirectly contribute to our expansion; (2) improving the level of service to stores; (3) enhancing the inventory management; and (4) reducing costs in our supply chain.

Marketing

     Our marketing policy is aimed at attracting and retaining our customers. To this end, we conduct integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target market for each store banner. Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strength in terms of selection, service and competitive prices.

     In 2008 and 2007, we spent approximately R$180.2 million and R$199.1 million, respectively, on advertising (approximately 1% and 1.3% of total net sales revenues in each year, respectively).28.0% and 30.2% of our total marketing expenditures in 2008 and 2007, respectively, were spent on radio, newspaper and magazine advertising. Television advertisements accounted for 38.2% and 39.1% of advertising expenses in 2008 and 2007, respectively. We spent 33.8% in 2008 and 30.7% in 2007 on other promotional activities.

Financeira Itaú CBD

     Financeira Itaú CBD, or FIC, operates service kiosks in our stores that have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance. FIC has been operating for four years and has six million clients, which represents approximately one third of our customers. We and Itaú Holding each indirectly hold 50% of FIC’s capital stock. Itaú Holding is responsible for managing FIC and appoints the majority of its officers.

     With a receivables portfolio of R$1.6 billion, FIC’s share of our total gross sales amounted to 14.2% as of December 31, 2008. In 2008, FIC had an equity income of R$2.9 million – a significant improvement compared to the R$28.9 million loss in 2007. The positive performance is the result of a series of recently implemented actions, including the granting of special benefits to users of private label and co-branded cards.

The table below sets forth the breakdown of FIC’s clients in 2008 and 2007.

Total of clients (in thousands)	2008	2007

Private label cards	4,422	3,997
Co-branded cards	780	595
CDC agreements	135	247
Extended guarantee	678	640
Personal loan	53	216

Total	6,068	5,695

Credit Sales

     In 2008 and 2007, 49.9% of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers.

     Credit card sales. All our store formats accept payment for purchases with MasterCard, Visa, Diners Club, American Express and our co-branded credit cards. Sales to customers using credit cards accounted for 40.6%, 39.8% and 38.6% of our net sales revenue in 2008, 2007 and 2006, respectively. From this total, sales through private label and co-branded credit cards accounted for 11.5% of our net sales revenue in 2008. An allowance for doubtful accounts is not required as credit risks are substantially assumed by credit card companies.

     Installment sales. Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing conditions to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis. The installment sales accounted for 0.5%, 0.8% and 1.9% of our total net sales revenue in 2008, 2007 and 2006, respectively.

     Post-dated checks. Post-dated checks are used as financial instruments in Brazil to make purchases. Postdated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Sales to customers using post-dated checks accounted for 1.0%, 1.5% and 2.0% of our net sales revenue in 2008, 2007 and 2006, respectively.

     Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 7.8%, 7.8% and 8.0% of our net sales revenue in 2008, 2007 and 2006, respectively. An allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

Technology

     We invested R$130.6 million in information technology in 2008 and R$141.7 million in 2007. We consider information technology one of our pillars. Our information technology department interacts with our other departments, thereby streamlining our several strategic initiatives.

     During 2008, the information technology area received significant investments in new technological solutions aimed at modernization, simplicity, and reliability. These initiatives included the following ones:

     • Adoption of the Oracle Retail ERP, which will enable us to integrate our operations, ensuring better planned activities and a modern supply chain.

     • Implementation of the SAP Financial package, ensuring agility in obtaining results and rationalizing processes.

     • Evolution of the e-commerce platform (Extra.com.br).

     • Consolidation of DemadTec software as the pricing system.

     • Modernization of the technological systems for supplementary businesses such as gas stations and drugstores.

     • Adoption of the SAS module for analysis of campaigns by the Consumer Knowledge area.

Intellectual Property

     We consider our brands to be one of our most valuable assets and have worked extensively to define the characteristics of each of our banners (Extra, Extra Perto, Extra Fácil, Extra-Eletro, Pão de Açúcar, CompreBem, Sendas and Assai) in terms of expectations, consumption patterns and purchasing power of the different income levels in Brazil. We believe that Brazilian consumers associate with each of our banners a specific combination of products, services and price levels.

     In Brazil, one can only acquire a brand by officially registering it with Instituto Nacional de Propriedade Industrial (National Industrial Property Institute), or INPI, which registers trademarks and patents. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a determined renewable period.

     As of December 31, 2008, our most important trademarks (Pão de Açúcar, Companhia Brasileira de Distribuição, Barateiro, Extra, Qualitá, CompreBem, Sendas, Taeq and Assai) were duly registered with INPI and we had approximately 1,601 other trademarks registered or in the process of being registered in Brazil. We did not have any registered patents as of December 31, 2008.

     We own the following domain names, among others: www.extra.com.br, www.paodeacucar.com.br, www.comprebem.com.br, www.assaiatacadista.com.br and www.sendas.com.br.

Competition

     The Brazilian food retailing business is highly competitive and has experienced consolidation in recent years. We believe that the acquisition activity will slow down because the principal chains have already been acquired by the main competitors on the market. We believe that future acquisitions will mainly involve smaller sized-stores. Another recent trend in the retail food sector is large chains migrating to smaller formats such as neighborhood banners. Hypermarkets are expected to gain market share in apparel, general merchandise, consumer electronics, furniture, home development and other non-food categories because of a general lack of department stores and specialized stores in Brazil.

     In 2008, the five largest food retailers in Brazil accounted for 40.7% of the organized sector sales, which includes the aggregate sales by companies registered with ABRAS. In 2008, we accounted for 13.2% of the organized sector sales according to ABRAS.

     Although we operate stores in many regions throughout Brazil, the size, wealth and importance of the São Paulo state have led us to concentrate our stores in this particular market. In 2008, sales in São Paulo state accounted for 64.7% of our total sales. In São Paulo state and throughout Brazil, we compete principally on the basis of a combination of location, price, image, quality and service. In the food retail market, our competition includes hypermarkets, supermarkets and traditional wholesalers. Our principal competitors are multinational retail food chains, local supermarkets and grocery stores.

     Pão de Açúcar stores have different competitors in each of the markets where they operate. In São Paulo state, they compete with a number of local supermarkets and grocery stores such as Sonda, Pastorinho, Carrefour, Mambo, Futurama and Wal-Mart. The main competitors of Pão de Açúcar in Brasília are Carrefour, Super Maia, Super Cei and Big Box. In Rio de Janeiro state, our Pão de Açúcar format competes mainly with Supermercados Mundial and Zona Sul. In Paraíba, Pernambuco, Ceará and Piauí, our main competitors are local supermarkets and Bompreço (a Wal-Mart format).

     The main competitor of our Extra hypermarket is Carrefour, a leading French retail food chain, which at December 31, 2008 operated retail stores mainly in the southeast and south of Brazil. For the year ended December 31, 2008, Carrefour accounted for 14.2% of the organized sector’s sales pursuant to ABRAS. Pursuant to ABRAS, Wal-Mart, another competitor in the hypermarket and supermarket format, accounts for a 10.7% market share in Brazil.

     The principal competitors of our Extra Eletro stores are the non-food retailers Casas Bahia and Ponto Frio. On June 8, 2009, we entered into the Globex Purchase Agreement through which we will acquire control of Ponto Frio. For additional information on our acquisition of Ponto Frio, see “Item 4A. Information on the Company — History and Recent Development of the Company.”

     Assai chain competes mainly with Atacadão (a wholesale chain with 34 stores acquired by Carrefour in 2007), Roldão, Tenda and Makro.

     In São Paulo state, CompreBem stores face strong competition from a number of smaller regional chains. The main competitors of CompreBem/Sendas in Rio de Janeiro state are Guanabara, Prezunic, Zona Sul and Mundial.

     In other regional markets, we do not only compete within the organized food retail sector but also with several medium-size and small chains and family-owned and operated food retail businesses, which are estimated to represent approximately 50% of overall food sales in Brazil.

     Other international retailers may enter into the Brazilian retail market, either directly, by forming joint ventures or by acquiring existing chains. Some of these potential competitors may have greater financial resources than us. Moreover, to the extent that other large international food retailers enter the Brazilian market or the retail sector continues to consolidate through the acquisition of local supermarket chains, our market share may be adversely affected.

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

     The Brazilian Congress is considering a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters on the relevant neighborhood. The proposed regulation is intended to protect traditional family-owned retailers that have increasingly lost market share in Brazil to the larger chains and hypermarkets. Regulations of this type already exist at the municipal level. For example, governmental authorities in the city of Porto Alegre in Rio Grande do Sul state issued a city ordinance in January 2001 prohibiting the construction of food retail stores with a selling area greater than 1,500 square meters, which in May 2005, was amended as to increase from 1,500 to 2,500 squares meters the selling area of food retail stores. Other jurisdictions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

     4C. Organizational Structure

     Companhia Brasileira de Distribuição conducts our operations. Our investments in subsidiaries are effected primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. All our operations are conducted under the Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro, Extra Fácil, Extra Perto and Assai banners. For further information on our subsidiaries see note 1 to our financial statements for the year ended December 31, 2008 included in this annual report.”

     4D. Property, Plants and Equipment

     We own 85 stores, seven warehouses and a part of our headquarters. The remaining 512 stores and 11 warehouses we operate and the remainders of our headquarters are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have ten leases expiring in 2009. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2008, we leased 16 properties from members of the Diniz family and 61 stores from Fundo de Investimento Imobiliário Península. Our management believes that these leases are based on normal market conditions. See “Item 7B – Major Shareholders and Related Party Transactions—Related Party Transactions—Leases.”

     The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased as of December 31, 2008:

	Owned		Leased		Total

		Area (in		Area (in		Area (in
		aquare		square	Number	square
	Number	meters)	Number	meters)	(*)	meters)

Pão de Açúcar	25	33,992	120	156,080	145	190,072
Extra	24	174,218	78	550,923	102	725,141
Extra Eletro	2	2,671	45	25,231	47	27,902
Extra Perto	3	5,238	2	3,552	5	8,790
Extra Fácil	1	209	31	7,097	32	7,306
CompreBem	22	34,014	143	163,537	165	197,551
Sendas	4	5,888	69	123,876	73	129,764
Assai	4	7,492	24	66,688	28	74,180
Warehouses	7	278,562	11	127,599	18	406,161
Headquarters	-	28,591	-	13,043	-	41,634

(*) 23 of our stores have been subject to liens as a result of judicial proceedings.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

     The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006 appearing elsewhere in this annual report, and in conjunction with the financial information statements included under “Item 3A. Key Information – Selected Financial Data.”

Financial Presentation and Accounting Policies

     Presentation of Financial Statements

     We have prepared our consolidated financial statements as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006. Except as otherwise indicated, all financial information in this annual report has been presented in reais and prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See note 26 to our audited consolidated financial statements for the year ended Dcember 31, 2008 included in this annual report for an explanation of these differences.

     On December 28, 2007, Law No. 11,638/07 was enacted, as amended by a number of new laws and rules. The new rules modified and introduced changes to Brazilian corporate law. The main purpose of the changes was to update Brazilian corporate law and harmonize Brazilian GAAP with IFRS. We had to comply with the new legal requirements for financial statements starting in 2008. In addition, we elected to apply these new rules retroactively to our financial statements with an effective date as of January 1, 2007 pursuant to CVM Resolution No. 565 to make them comparable to our financial information for 2008. As a result, certain adjustments have been made to our financial statements for 2007. We have elected not to restate our financial statements for fiscal years prior to 2007 and, consequently, the financial information prior to 2007 is only to a limited extent comparable to the financial information for 2007 and 2008. Please see note 2 (c) to our financial statements for 2008 included in this annual report for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

     Discussion of Critical Accounting Policies

     Management strives to report the financial results of the company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terms.

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

     We receive cash consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and cooperative advertising. Volume bonuses and discounts are received from suppliers in the form of product as zero-cost additions to inventories and the benefit is recognized as the additional products are sold. Discounts and bonuses in cash are considered reduction of the prices of the products and characterized as reduction of cost of sales. Substantially all cash consideration from suppliers is accounted for as a reduction of item cost and recognized as income when certain conditions are fulfilled and the related inventory is sold. When the consideration we receive is a payment for services delivered to the vendor, the amounts are recorded as other income; when the consideration we receive as a reimbursement of expenses incurred to sell the vendor’s products, the amounts are recorded as a reduction of such expenses.

     Leases

     Until December 31, 2006, under Brazilian GAAP, leases were treated as operating leases and the expenses were recognized at the time each lease installment became due. As of January 1, 2007, we apply the new rules under Law No. 11,638. Under the new rules, the criteria for financial lease recognition are similar to FAS 13 – “Accounting for lease”. Under both Brazilian GAAP and U.S. GAAP, we now estimate the expected term of leases of our stores by assuming the exercise of renewal options, that are at our sole discretion. This expected term is used in the determination of whether a store lease is capital or operating and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the lease term.

     Valuation of long-lived assets

     Under Brazilian GAAP, in accordance with accounting pronouncements issued by the Brazilian Committee on Accounting Pronouncements and approved by Brazilian Securities and Exchange Commission and Federal Accounting Council, CPC 01 Impairment of Assets, approved by CVM Deliberation 527 of November 1, 2007), has the purpose of establishing procedures to ensure that assets are not recorded at a value higher than the amount that can be recovered through use in the entity’s operations or in a possible sale.

     We evaluate annually if there is an indication that our assets, or group of assets, has had a reduction in its economic value. If such indication exists, we carry out an evaluation and account for a possible asset impairment.

     The pronouncement establishes recoverable value as the higher value between the asset net sale price and its current value in use. If any of these values exceeds the book value of the asset, there is no impairment or the need to estimate another value.

     Reversal of impairment loss is allowed provided that there is an asset valuation and, in this case, the provision previously created for loss shall be totally or partially reversed to income.

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

     A determination of the fair value of an asset and estimating recoverability require management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the asset’s expected future net cash flows and lead to the recognition of an impairment charge in results of operations relating to our property and equipment.

     FIN 48

     Under U.S. GAAP, we adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Since January 1, 2007, we record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions is generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on our management’s best judgment given the facts, circumstances and information available at the reporting date.

     Differences between a tax position taken or expected to be taken in our tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

     We will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses.

     The adoption of FIN 48 did not have a material impact on our statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

     We or our subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. The tax years 2003 through 2007 remain open and subject to examination by the relevant tax authorities.

     Goodwill and Business Combinations

     Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized on a straight line basis over the remaining useful lives of the assets or up to ten years. Goodwill in a subsidiary subsequently merged into its parent is reclassified to intangible assets. As from 2009, pursuant to CPC 01 (Impairment of Assets, approved by CVM Deliberation 527 of November 1, 2007) and CPC 04 (Intangible Assets, approved by CVM Deliberation 553 of November 12, 2008), goodwill balances will not be amortized, being subject to annual recovery analysis.

     Under U.S. GAAP, we use the purchase method of accounting for business combinations and fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets. The difference between consideration paid over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (FAS 142) requires that, effective January 1, 2002, goodwill, including those in the carrying value of investments accounted for under the equity method and certain other intangible assets deemed to have an indefinite useful life, cease to be amortized. FAS 142 also requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing company businesses. We allocate our goodwill to our reporting units. Historically, the company has generated sufficient returns to recover the cost of goodwill and other intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

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

     U.S. GAAP Reconciliation

     Our net income in accordance with Brazilian GAAP was R$260.5 million in 2008, R$185.7 million in 2007 and R$85.6 million in 2006. Under U.S. GAAP, we would have reported net income of R$309.1 million in 2008, R$270.4 million in 2007 and R$14.5 million in 2006.

     Our shareholders’ equity in accordance with Brazilian GAAP was R$5,407.7 million at December 31, 2008, R$4,949.7 million at December 31, 2007 and R$4,842.1 million at December 31, 2006. Under U.S. GAAP, we would have reported shareholders’ equity of R$5,272.9 million at December 31, 2008, R$4,766.6 million at December 31, 2007 and R$4,658.0 million at December 31, 2006.

     It should be noted that the U.S. GAAP figures at December 31, 2008 and 2007 mentioned above were affected by the application of the new Brazilian corporate law.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2008 and 2007, as well as shareholders’ equity at December 31, 2008 and 2007, are described in note 26 to our audited consolidated financial statements for the years ended December 31, 2008 and 2007 included in this annual report. The major differences of the accounting treatment, in 2008 and 2007 are related to the following items:

• supplementary inflation restatement of permanent assets and shareholders’ equity in 1996 and 1997;

• business combinations;

• accounting for put options;

• hedge accounting;

• sale leaseback transactions;

• deferred income taxes;

• consolidation of Sendas Distribuidora;

• stock options under SFAS 123R; and

• puttable minority interest.

     Some of the differences between Brazilian GAAP and U.S. GAAP were affected by the application of the new rules under Law No. 11,638/07 as of January 1, 2007:

• Leases – under Brazilian GAAP, we began applying the same criteria for financial leases recognition as under U.S. GAAP as of January 1, 2007;

• Stock options – under Brazilian GAAP, we are now following a rule similar to the rules of the International Financial Reporting Standards (IFRS) which requires the recognition of expenses with stock options. The differences to U.S. GAAP relate to the fact that (i) only instruments settled in cash should be classified as a liability and remeasured at each reporting date (under U.S. GAAP, we classify certain series as instruments of liability, remeasured at each reporting date, due to the variable exercise price, which are restated by inflation, under the plan rules);

• Under Brazilian GAAP all series are accounted for as equity instruments and (ii) U.S. GAAP has stricter rules for the definition of the grant date compared to Brazilian GAAP; under U.S. GAAP, stock options of the gold series are not considered to have a grant date, and will be measured and recorded when exercised; under Brazilian GAAP this series is accounted for as equity instrument;

• Deferred charges – In accordance with the new Brazilian rules, we wrote-off the deferred charges as of the transition date (January 1, 2007); the procedure is now with the same as under U.S. GAAP, and

• Derivatives – Under Brazilian GAAP, financial instruments and derivatives were accounted for until December 31, 2006, at cost or contract value with footnote disclosure of the type and amounts of financial instruments and derivatives. We recorded our derivative activities by the net assets or liabilities amounts measured at the spot rates at the balance sheet date. Under U.S. GAAP, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Differences between Brazilian GAAP and U.S. GAAP in 2007 and 2008 are related to the fact that we have used the exemption in the transition date and have applied hedge accounting under Brazilian GAAP. For U.S. GAAP, we do not apply hedge accounting.

     The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2008 and 2007, as well as shareholders’ equity at December 31, 2008 and 2007, are described in note 26 to our audited consolidated financial statements for the years ended December 31, 2008 and 2007 included in this annual report.

Brazilian Economic Environment

     We operate our business in Brazil and therefore the Brazilian macroeconomic situation and factors such as unemployment rate, the availability of credit and average wages in Brazil have an impact on our financial condition and results of operations.

     The average unemployment rate in 2006 in the principal metropolitan regions of Brazil increased from 9.8% for the year ended December 31, 2005 to 10.0% for the year ended December 31, 2006, according to estimates from IBGE. In 2006, inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 3.1% and the average long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP interest rate was 6.9% per annum. GDP grew by 3.8% in the same year. In 2006, the real appreciated 9.5% against the U.S. dollar. Notwithstanding the real’s appreciation, Brazil’s current account balance was US$13.5 billion.

     The average annual unemployment rate in 2007 in the principal metropolitan regions of Brazil decreased from 10.0% for the year ended December 31, 2006 to 9.3% for the year ended December 31, 2007, according to estimates from the Development Studies Institute (Instituto de Estudos para o Desenvolvimento). In 2007, the inflation rate, as measured by the IPCA, was 4.5% and the average TJLP interest rate was 6.3% per annum. GDP grew by 5.4% in the same year. The real appreciated 20.7% against the U.S. dollar in 2007.

     The average annual unemployment rate in 2008 in the principal metropolitan regions of Brazil decreased from 9.3% for the year ended December 31, 2007 to 7.9% for the year ended December 31, 2008, according to estimates from IBGE.

     The year 2008 was marked by the worsening of the global financial and economic crisis. The main impact of the crisis on the Brazilian economy has been the deterioration of expectations for economic performance in 2009 and, to a lesser degree, in 2010. Consequently, the Brazilian economy has experienced higher lending rates, currency devaluation, fall in stock prices and shrinking industrial production.

     In 2008, inflation, as measured by IPCA, was 5.9% . Inflation remained within the targets established by the Central Bank, which were between 2.5% and 6.5% due to the monetary policy that resulted in the increase of the basic interest rate over the course of the year. The annual basic interest rate increased from 11.25% on December 31, 2007 to 13.75% on December 31, 2008.

     In the first half of 2008, retail business remained strong and according to Fecomércio – Federação de Comércio do Estado de São Paulo, the sector had a sales growth of 5.9% .. In the second half of 2008 the economy began to reflect the effects of the international crisis due to decreasing liquidity and availability of consumer credit. This led to the slow down in sales in certain industries, in particular in the automobile industry, in which sales fell 10.2% in the fourth quarter of 2008, as compared to the same period in 2007, in accordance with data from IBGE. On the other hand, there was a growth of 2.8% in sales during the Christmas season as compared to the previous year according to SERASA, a provider of credit reporting services.

     The table below shows real GDP growth, inflation, interest rates and the real/U.S. dollar exchange rate for the years indicated:

	For the year ended December 31,

	2008	2007	2006	2005	2004

Real GDP growth	5.1%	5.4%	2.9%	2.3%	4.9%
Inflation (General Market Price Index, or IGP-M)(1)	9.8%	7.8%	3.8%	1.2%	12.4%
Inflation (IPCA) (2)	5.9%	4.5%	3.1%	5.7%	7.6%
SELIC rate at the end of the period	13.75%	11.3%	13.3%	18.0%	17.8%
Exchange rate at end of period (U.S.$1.00)	R$2.337	R$1.771	R$2.138	R$2.341	R$2.654
Average exchange rate (U.S.$1.00)	R$1.8375	R$1.948	R$2.177	R$2.413	R$2.917

________
(1) Índice Geral de Preços – Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2) Índice de Preços ao Consumidor Amplo (consumer price index) compiled by IBGE.

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

     We manage financial market risk, principally by “swapping” a substantial portion of our U.S. dollar-denominated liabilities for obligations denominated in reais. Our policy has been to swap all foreign currency debt at fixed rates for reais debt using a fixed percentage of a floating rate, except for import financing.

     We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are then effectively liable for amounts in reais and interest at a percentage of the CDI. The term of the swap contract matches the term of the underlying obligation; we have not terminated any of our contracts prior to maturity. The counter-parties to these contracts are major financial institutions that have acceptable credit ratings.

     We use these derivative financial instruments for purposes other than trading and do so only to manage and reduce our exposure to market risk resulting from fluctuations in interest rates and foreign currency exchange rates.

     Under Brazilian GAAP, we account for these instruments under the fair value hedge with resulting effect in the income statement. We record both the interest expense from the original loan and the net realized and unrealized effect of the results of the cross-currency interest rate swaps under “Financial expense – interest expense.” If the results of applying the variation of the U.S. dollar plus the original fixed coupon, that is, the original characteristics of the financial instrument, exceed the product of applying the CDI rate, we record this benefit reducing our “Financial expense – interest expense” to reflect the gain accruing as a result of our having opted to swap the currency and interest rate components. If the inverse were to occur, an additional charge is recorded under “Financial expense – interest expense” to reflect the loss accruing as a result of our having opted to swap the currency and interest rate components. Accordingly, if the real devalues against the U.S. dollar, the cross-currency interest rate swaps assure that we mitigate the effects of the loss from the devaluation. Under U.S. GAAP, we account for these financial instruments at fair value with resulting effect in the income statement.

Tax Environment

     We are currently involved in tax proceedings as discussed in note 16 to our audited consolidated financial statements included in this annual report and “Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.” We record provisions for our estimated costs for the resolution of these claims when we consider the loss of our claim to be probable and for existing tax obligations under dispute. The tax contingencies relate primarily to taxes on revenue, social security contributions and income tax. We have identified probable losses and existing tax obligations under dispute in the amount of R$1,479.2 at December 31, 2008 (R$1,309.8 million at December 31, 2007) that have been recorded as liabilities on our consolidated financial statements. This estimate has been developed based on consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these tax proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

     Income taxes in Brazil generally include federal income tax and social contribution on net profits. The overall tax rate is currently 34%, which includes income tax (15% plus a surtax of 10% on taxable income exceeding R$20,000 per month, or R$60,000 per quarter, or R$240,000 per year) and social contribution on net profits (9%).

2008 Business and Economic Environment

     During 2008, we observed an increase of purchasing power mainly in respect of the classes B and C, which account for 74.2% of the Brazilian population. This increase resulted from the actual growth of the minimum wage and lower interest rates, resulting in a better consumption level.

Certain Operating Data

     The following table presents the net sales revenue in reais for each of our store formats for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,

	2008		2007		2006

	(millions of reais, except percentage amounts)

Net sales revenue by store format:
Pão de Açúcar(a)	R$3,379.2	18.8%	R$3,149.1	21.1%	R$3,091.7	22.3%
Extra(*)	9,120.0	50.6	7,664.8	51.4	7,050.1	50.8
Extra Eletro	294.6	1.6	260.8	1.8	285.6	2.1
CompreBem(b)	2,572.8	14.3	2,477.1	16.6	2,279.4	16.4
Sendas(**)	1,397.2	7.7	1,150.5	7.7	1,173.6	8.4
Assai	1,269.4	7.0	200.6	1.4	-	-
Total net sales revenue	R$18,033.1	100.0%	R$14,902.9	100.0%	R$13,880.4	100.0%

(*) Includes Extra Perto and Extra Fácil sales.
(**) Sendas stores which are part of Sendas Distribuidora S.A.
(a) Six CompreBem stores in Pernambuco state were transferred from the Pão de Açúcar banner to the CompreBem banner.
(b) 14 CompreBem stores were transferred from the CompreBem banner to the Sendas banner.

Results of Operations for 2008, 2007 and 2006

     The following table summarizes our historical results of operations for the years ended December 31, 2008, 2007 and 2006. The results of operations for the years ended December 31, 2008 and 2007 were calculated in accordance with the new rules under Law No. 11,638/07. Consequently, they are only to a limited extent comparable to the results of operations for the year ended December 31, 2006. For a qualitative and quantitative analysis of the impact of Law no. 11,638/07 on our results of operations, see note 2 (c) to our financial statements for the year ended December 31, 2008 included in this annual report.

	Year Ended December 31,

			(restated)		(not restated)
	2008		2007		2006

	(millions of reais, except percentages)
Statement of operations data

Brazilian GAAP:
Net sales revenue	18,033.1	100.0	14,902.9	100.0	13,880.4	100.0
Cost of sales	(13,279.5)	(73.6)	(10,724.5)	(72.0)	(9,963.0)	(71.8)

Gross profit	4,753.6	26.4	4,178.4	28.0	3,917.4	28.2
Selling, general and administrative expenses	(3,431.1)	(19.0)	(3,186.0)	(21.4)	(3,031.1)	(21.8)
Depreciation and Amortization	(604.7)	(3.4)	(546.6)	(3.7)	(547.9)	(3.9)
Financial income	291.5	1.6	299.7	2.0	382.8	2.8
Financial expense	(608.3)	(3.4)	(501.6)	(3.4)	(603.4)	(4.3)
Equity	2.9	0.0	(28.9)	(0.2)	(53.2)	(0.4)

Operating income	403.9	2.2	215.0	1.4	64.7	0.5
Operating income (expense), net	(10.9)	(0.1)	(9.1)	(0.1)	(323.2)	(2.3)

Income / (loss) before income taxes	393.0	2.2	205.9	1.4	(258.5)	(1.9)
Income tax (expense) benefit:
Current	(144.3)	(0.8)	(49.7)	(0.3)	(92.2)	(0.7)
Deferred	33.3	0.2	36.2	0.2	90.7	0.7
Employee profit sharing	(22.2)	(0.1)	(13.4)	(0.1)	(13.4)	(0.1)
Minority interest	0.7	0.0	6.7	0.0	359.0	2.6

Net income	260.5	1.4	185.7	1.2	85.6	0.6

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 (restated)

     Net sales revenue. Net sales revenue increased by 21.0% to R$18,033.1 million in the year ended December 31, 2008 from R$14,902.9 million in the year ended December 31, 2007, mainly due to the following factors in each of our banners.

     Pão de Açúcar net sales revenue increased by 7.3% to R$3,379.2 million in 2008 from R$3,149.1 million in 2007. This increase was a result of the strong performance of the Pão de Açúcar banner in the Northeast and Midwest regions and the consolidation of the management of the Pão de Açúcar banner that helped to create a single identity for this banner in Brazil while respecting regional characteristics.

     CompreBem net sales revenue increased by 3.9% to R$2,572.8 million in 2008 from R$2,477.1 million in 2007. This increase was a result of the implementation of a new business operating model which improved the banner’s pricing strategies, marketing activities, understanding of customer needs, and management control.

     Sendas net sales revenue increased by 21.4% to R$1,397.2 million in 2008 from R$1,150.5 million in 2007. This increase was mainly due to an increase of our customer base and a series of actions including clustering, which enabled better assortment of our products, improved communication with the diverse socio-economic classes in Rio de Janeiro, improved cash control, reduced dependence of sales on offers and the consolidation of partnerships with regional suppliers.

     Extra net sales revenue increased by 19.0% to R$9,120.0 million in 2008 from R$7,664.8 million in 2007. This increase was a result of the new management model implemented by Claudio Galeazzi in 2008, which gave the regions greater autonomy and contributed to the integrated management of the banners with the focus on results in each region. The new positioning resulted in adjustments to headcount at stores, employee training, improvements in operations, revision of the destination categories, increase in customer flow and a more efficient pricing policy.

     Extra Eletro net sales revenue increased by 13.0% to R$294.6 million from R$260.8 million in 2007. This increase was a result of the increase in our overall non-food sales, especially consumer electronics, operational improvements and a new credit policy with a closer partnership with FIC.

     Assai net sales revenue totaled R$1,269.4 million in 2008. The fiscal year of 2008 was the first full year of operation of this banner since it was integrated into our Group.

     Gross Profit. Our total gross profit increased by 13.8% to R$4,753.6 million in 2008 from R$4,178.4 million in 2007. Our gross margin decreased to 26.4% in 2008 from 28.0% in 2007. The increase of the gross profit and the decrease of the gross margin were mainly the result of : (i) the incorporation of the Assai chain, whose margins are lower than our average gross margin; (ii) the maintenance of a competitive price strategy and the increased sales participation in electronics, where margins are narrower than in the food products segment; and (iii) the change in the way is the State Value-Added Tax on Sales and Services (Imposto sobre Operações relativas à Circulação de Mercadorias e Serviços), or ICMS was collected as of the second quarter of 2008, especially in the São Paulo (state), which increased the cost of goods sold (COGS) and the net revenues because the ICMS is no longer booked under sales taxes but under COGS.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 7.7% to R$3,431.1 million in 2008 from R$3,186.0 million in 2007. This increase was mainly a result of costs in connection with the implementation of a new management model. To a lesser extent, the increase was due to higher salary expenses in 2008 because of an increase in store openings and collective bargaining.

     Depreciation and Amortization. Depreciation and amortization increased by 10.6% to R$604.7 million in 2008 from R$546.6 million in 2007. This increase was a result of an overall increase in the depreciation of our assets because of additional store openings and the amortization of goodwill in connection with our acquisition of Assai.

     Financial Income. Our financial income decreased by 2.7% to R$291.5 million in 2008 from R$299.7 million in 2007. This decrease was a result of a reduction in interest revenues in connection with our installment sales.

     Financial Expenses. Our financial expenses increased by 21.3% to R$608.3 million in 2008 from R$501.6 million in 2007. This increase was result of an increase in gross debt, adjustments to provisions for contingencies and the consolidation of the leasing of the Assai stores in 2008.

     Equity income. Our equity income increased from negative R$28.9 million in 2007 to positive R$2.9 million in 2008. The increase was mainly due to a more stringent credit granting policy which resulted in FIC’s card portfolio recording one of the lowest default ratios since its creation, and, to a lesser extent, the implementation of initiatives that increased the use of private label and co-branded cards.

     Income (Expense) Before Income Taxes, Employee Profit Sharing and Minority Interest. Income taxes, employee profit sharing and minority interest increased by 90.9% to R$393.0 million in 2008 from R$205.9 million in 2007. This increase was a result of an increase in sales and a decrease in expenses.

     Income Tax Benefits (Expense). Income tax expenses increased by 722.2% to R$111.0 million in 2008 from R$13.5 million in 2007. The increase was mainly due to the increase in income before income taxes, employee profit sharing and minority interest as disclosed above and a deferred tax credit of R$ 55.0 million from Sendas Distribuidora that was recorded in 2007.

     Employee Profit Sharing. The profit sharing paid to employees in 2008 represented R$22.2 million compared to R$13.4 million in 2007. The increase was a result of our increased headcount and collective bargaining by our employees.

     Net Income. Net income increased by 40.3% to R$260.5 million in 2008 from R$185.7 million in 2007 as a result of the factors discussed above.

Year Ended December 31, 2007 (restated) Compared to Year Ended December 31, 2006 (not restated)

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

     CompreBem net sales revenue increased by 8.7% to R$2,477.1 million in 2007 from R$2,279.4 million in 2006. This increase was due to the opening of nine stores in late 2006 and five new store in 2007 as well as the renovation of 20 stores in 2007.

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

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 5.1% to R$3,186.0 million in 2007 from R$3,031.1 million in 2006. This increase was mainly a result of costs in connection with an internal restructuring and an increase in store openings. In addition, the increase was a result of the application of the new rules under Law No. 11,638/07 for the calculation of our selling, general and administrative expenses in 2007. The application of the new rules increased our selling, general and administrative expenses in 2007 by R$33.6 million.

     Selling, general and administrative expenses as a percentage of net sales decreased by 0.4% to 21.4% in 2007 from 21.8% in 2006. This decrease resulted mainly from the expense reduction programs that were implemented in 2006 and consolidated in 2007. These programs modified our administrative structure and generated economies of scale and productivity gains in various managerial processes

     Depreciation and Amortization. Depreciation and amortization decreased by 0.2% to R$546.6 million in 2007 from R$547.9 million in 2006. The decrease was mainly a result of the application of the new rules under Law No. 11,368/07 for the calculation of our depreciation and amortization in 2007. The application of the new rules decreased our depreciation and amortization in 2007 by R$4.1 million.

     Financial Income. Financial income decreased by 21.7% to R$299.7 million in 2007 from R$382.8 million in 2006, mainly due to a 32.3% reduction in our average cash position in 2007 and lower interest rates in 2007 as compared to 2006. In addition, the decrease was a result of the application of the new rules under Law No. 11,638/07 for the calculation of our financial income in 2007. The application of the new rules decreased our financial expenses in 2007 by R$44.7 million

     Financial Expenses. Financial expenses decreased by 16.9% to R$501.6 million in 2007 from R$603.4 million in 2006. This reduction resulted from lower interest rates (Selic of 11.3% per year in 2007 as compared to 13.3% per year in 2006). In addition, the decrease was a result of the application of the new rules under Law No. 11,638/07 for the calculation of our financial expenses in 2007. The application of the new rules decreased our financial expenses in 2007 by R$54.1 million.

     Operating Income. Operating income increased by 232.3% to R$215.0 million in 2007 from R$64.7 million in 2006 as a result of the foregoing.

     Non-operating Income (Expense). Non-operating expenses decreased by 97.2% to R$9.1 million in 2007 from R$323.2 million in 2006. This decrease was due to the constitution of a provision for the partial reduction of goodwill of Sendas Distribuidora in 2006. Net non-operating income in 2007 also includes asset write-offs related to the closing of stores.

     Income (Expense) Before Income Taxes, Employee Profit Sharing and Minority Interest. Income taxes, employee profit sharing and minority interest represented a positive result of R$205.9 million in 2007 as compared to a negative result of R$258.5 million in 2006 due to the factors described above. Our income (expense) before income taxes, employee profit sharing and minority interest in 2007 would have amounted to R$226.1 million without the application of the new rules under Law No. 11,638/07.

     Income Tax Benefits (Expense). Income tax expenses increased by 800.0%, to R$13.5 million in 2007 from R$1.5 million in 2006. The effective tax rate increased from a negative basis of 0.6% to a positive basis of 5%. The main reason for such fluctuation is related to the recognition of deferred income tax assets for Sendas Distribuidora (which is consolidated under BRGAAP) In addition, the increase was a result of the application of the new rules under Law No. 11,638/07 for the calculation of our income tax benefits (expense) in 2007. The application of the new rules increased our income tax benefits (expense) in 2007 by R$2.2 million

     Employee Profit Sharing. The profit sharing paid to employees in 2007 represented R$13.4 million, compared to R$13.4 million in 2006, taking into account the headcount and years of service at the Company.

     Net Income. Net income increased by 116.9% to R$185.7 million in 2007 from R$85.6 million in 2006 due to reasons mentioned above.

     5B. Liquidity and Capital Resources

     We have funded our operations and capital expenditures mainly from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES, issuances of debentures and loans from banks. In addition, we fund our working capital needs through a receivables securitization investment fund (PAFIDC).

     At December 31, 2008, we had R$1,625.6 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to liquidity requirements.

     Our main cash requirements include:

  the servicing of our indebtedness;

  capital expenditures, including the construction and remodeling of new stores and investments in our infra-structure;

  consumer credit;

  acquisitions of other supermarket chains; and

  distribution of dividends and interest on shareholders’ equity.

     Our primary sources of liquidity have historically been cash flows from our operating activities and borrowings. Net cash from operating activities was R$1,240.9 in 2008, R$976.8 million in 2007 and, R$1,051.1 million in 2006. Net cash provided by (used in) financing activities was R$(194.7) million in 2008, R$(71.0) million in 2007 (after payment of R$20.3 million in dividends) and R$(562.1) million in 2006 (after payment of R$62.1 million of dividends). In 2008, these cash flows were primarily used for investments in the capital expenditures program, totaling R$517.1 million.

     At December 31, 2008, our total outstanding debt was R$3,415.6 million, consisting of:

  R$2,477.2 million in real-denominated loans,

  R$926.9 million in U.S. dollar-denominated debt, and

  R$11.5 million in debt linked to a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.

     At December 31, 2008, R$926.9 million of our debt was U.S. dollar denominated. In addition, we have R$11.5 million of debt in favor of BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk. During the last years we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for more than 95% of our U.S. dollar-denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations. Under Brazilian GAAP and U.S. GAAP we account for these swap agreements as fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value (for a derivative hedging instrument) or the foreign currency component of its carrying amount. See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Brazilian Economic Environment” for additional information on our swap transactions.

     We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

     Total debt at December 31, 2008 increased by R$197.5 million to R$3,415.6 in 2008 from R$3.218.1 million in 2007. Our most significant debt was incurred in connection with the acquisition and construction of new stores, and with the remodeling of the existing stores. Our cash interest expense was R$318.0 million in 2008, R$498.5 million in 2007 and R$113.6 million in 2006.

     We have entered into five lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation, based on the TJLP plus an annual spread, or are denominated based on a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For more information regarding our lines of credit with BNDES, see note 13 (b) to our audited consolidated financial statements included in this annual report.

     We cannot offer any assets as collateral for loans to third parties without the prior authorization of BNDES and must comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) maintain a capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.40 and (ii) maintain a current ratio (current assets/current liabilities) equal to or in excess of 1.05.

     We issued a number of convertible and non-convertible debentures between 1997 and 2007, some of which have since been converted into our non-voting preferred shares.

     On March 1, 2007, the shareholders approved the sixth issuance and public placement of debentures. We received proceeds equivalent to R$779.6 million, for 77,965 non-convertible debentures issued as the first (54,000) and second (23,965) series of this sixth issuance. The debentures are indexed to the average CDI rate and accrue an annual spread of 0.5%, which is payable semi-annually. The principal amount will be repaid in three equal installments on March 1, 2010, 2011 and 2012. At December 31, 2008, we had 77,965 non-convertible debentures outstanding from the first and second series of our sixth issuance, totaling R$814.7 million. We are required to comply with the following negative covenants measured in accordance with Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to 3.25.

     For more information on our non-convertible debentures, see note 13 (d) to our audited consolidated financial statements included in this annual report.

     On September 19, 2003, we concluded the structure of “Pão de Açúcar Fundo de Investimento em Direitos Creditórios” (or “PAFIDC”), a receivables securitization fund. The PAFIDC has duration of five years, renewable for one additional five-year period, beginning from the date of the first subscription of quotas. The capital structure of PAFIDC was composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by us. Senior quotas were divided in two series: Series A for which the benchmark remuneration (i) was 103% of the CDI rate during the period beginning on the date of the first subscription of quotas and ending on February 20, 2004 and (ii) is 105% of the CDI rate as from February 21, 2004; and Series B for which the benchmark remuneration is 101% of the CDI rate. The holders of senior quotas series B redeemed on June 23, 2007 the principal amount of R$150.8 million. The series A quota holders of R$629.3 million will redeem their quotas at the end of the fund's duration. The senior C quota holders of R$150.7 million will redeem their quotas at the end of the fund's duration. Upon consolidation of PAFIDC, senior quotas are recorded as current and non-current loans and financing. Subordinated quotas have a single series. Beginning in February 2004, the quotas are nominative and could be listed for negotiation the over-the-counter market. We hold a retained interest of 19.2% (subordinated quotas) and will redeem the subordinated quotas only after the redemption of senior quotas (or at the end of the PAFIDC's duration). Subordinated quotas are non-transferable and nominative. Once the senior quotas have been remun erated, the subordinated quotas receive the balance of the PAFIDC's net assets after absorbing any default on the credit rights transferred to PAFIDC and any losses attributed to the PAFIDC.

     We invested R$100.0 million in October 2003, R$29.9 million in July 2004 and R$7.7 million in September 2007, in subordinated quotas of PAFIDC and transferred credit rights to the securitization fund. In 2008, we transferred to PAFIDC customer credit financing and accounts receivable from credit card companies, in securitization transactions totaling R$8,057.1 in 2008, R$7,381.4 million in 2007 and R$7,299.7 million in 2006. The outstanding balance of these receivables at December 31, 2008 was R$983.5 and R$825.6 million in 2007. For all securitizations, we retained servicing responsibilities and subordinated interests. The default credits will be collected by PAFIDC’s administrator, which will be assisted by our collection department, for which we do not receive fees for such service. The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us. PAFIDC is consolidated into our financial statements.

     In 2008, our capital expenditures totaled R$517.1 million. These investment projects were financed primarily from our operating cash flow and, to a lesser extent, by third parties. Our capital expenditures were R$1,293.9 in 2007 and R$902.2 million in 2006. For specific use of our capital expenditures in 2008, see “Item 4A – Information on the Company — History and Development of the Company — Capital Expansion and Investment Plan.”

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

     5D. Trend Information

     The trends, that influence our sales, are primarily the patterns of consumer purchases through the year and the effects on consumer disposable incomes of such factors as economic conditions, consumer confidence, level of employment and credit conditions.

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

     5F. Tabular disclosure of contractual obligations

     The following table summarizes significant contractual obligations and commitments at December 31, 2008:

	Payment Due by Period

		Less than one	One to three	Three to five	After five
Contractual Obligations	Total	year	years	years	years

		(in millions of reais)

Long–term debt	2,043.6	259.6	1,756.0	28.0	-
Debentures	814.8	36.9	518.6	259.3	-
Estimated interest payments(1)	100.8	38.6	44.3	17.9	-
Taxes, other than on income	266.1	65.3	108.5	82.2	10.1
Sales lease back	1,060.0	13.1	29.6	35.0	982.3
Financial Leasing	95.9	31.2	30.5	1.8	32.4
Operating lease(2)	801.7	180.9	279.3	187.1	154.4
Puttable Minority Interest	132.0	-	-	132.0	-
Other

Total contractual obligations	5,314.9	625.6	2,766.8	743.3	1,179.2

(1) Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts. Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate at December 31, 2008. However, our long- term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.
(2) Operating leases include minimum rental obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     6A. Directors and Senior Management

Board of Directors

     Our board of directors is currently composed of the following members:

Name	Position	Since
Abilio dos Santos Diniz	Chairman	1995
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003
João Paulo Falleiros dos Santos Diniz	Director	1999
Pedro Paulo Falleiros dos Santos Diniz	Director	2003
Geyze Marchesi Diniz	Director	2005
Jean-Charles Henri Naouri	Director	2005
Jean Louis Bourgier	Director	2009
Hakim Laurent Aouani	Director	2005
Antonie Marie Remi Lazars Giscard D’Estaing	Director	2009
Jacques-Edouard Marie Charret	Director	2008
Maria Silvia Bastos Marques	Director	2003
Candido Botelho Bracher	Director	2005
Fábio Schvartsman	Director	2007
Guilherme Affonso Ferreira	Director	2008

     Mr. Abilio dos Santos Diniz is the chairman of our board of directors since 2003.   His professional career was entirely dedicated to the Pão de Açúcar Group, from his initial position as sales manager to the position he currently occupies. He was responsible for our Company’s major business upturn and, as chief executive officer, promoted the implementation of corporate governance policies and management professionalization. Since 1999, he is also a member of the board of directors of the Casino Group. Mr. Diniz is one of the founders of the São Paulo Supermarket Association ( Associação Paulista de Supermercados), or APAS, and ABRAS.  He was also member of the Brazilian Monetary Council for ten years. He is currently a member of the Federal Government Economic and Social Development Council. Mr. Abilio Diniz holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and has attended Columbia University in New York and the University of Ohio in Dayton.

     Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila is a member of our board of directors since 2003.  Previously, she was our chief operations officer and responsible for the human resources, marketing and consumer services departments. She is a founding partner of Sykué Bioenergia and also founder of Axialent do Brasil. Ms. D’Ávila holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado (FAAP) and a postgraduate degree in marketing from Fundação Getúlio Vargas. She graduated in owner/president management from Harvard Business School. She is involved in several educational projects including Todos Pela Educação and Parceiros da Educação. Mrs. Diniz D’Ávila is the daughter of Mr. Abilio Diniz.

     Mr. João Paulo Falleiros dos Santos Diniz is a member of our board of directors since 1999.  Mr. João Paulo Diniz started his career in the Company in 1985 and was director of development and new business and director responsible for our affiliated companies and international division, having also been responsible for the Company’s assets. Mr. Diniz holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and has attended the London Business School.  Mr. João Paulo Diniz is the son of Mr. Abilio Diniz.

     Mr. Pedro Paulo Falleiros dos Santos Diniz is a member of our board of directors since 2003.  Mr. Pedro Paulo is a businessman, and shareholder of PPD Holding, an investment company, in addition to being partner and co-founder of Greentech, an investment fund that invests in environmentally friendly, clean technology companies including Sucral, Sykué, Veridas, Panozon, GT Water and Brazil Timber. He has also found companies in the gastronomy and leisure sector. Mr. Pedro Paulo Diniz is son of Mr. Abilio Diniz.

     Mrs. Geyze Marchesi Diniz is a member of our board of directors since 2005.  Mrs. Marchesi Diniz is the owning-partner of ING11 Consultoria Empresarial e Planejamento Estratégico Ltda. She holds a bachelor’s degree in economy from Universidade Mackenzie, and an MBA in business management from Fundação Getúlio Vargas. Mrs. Marchesi Diniz is Mr. Abilio Diniz’s wife.

     Mr. Jean-Charles Henri Naouri is a member of our board of directors since 2005. Mr. Naouri is Chairman and Chief Executive Officer of Casino group. Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, has studied at Harvard University and at Ecole Nationale d’Administration.

     Mr. Jean Louis Bourgier is a member of our board of directors since 2009. Mr Bourgier has been a member of the Casino Group since 1989 and is currently the director of international operations, having previously held the positions of restaurant activity director, supermarket and convenience store director, international vice president, manager of the Taiwan branch and director of corporate projects. Before working with the Casino Group, he worked at Procter & Gamble, RJ Reynolds and Burger King. Mr. Bourgier graduated in business management from ESSEC in France.

     Mr. Hakim Laurent Aouani is a member of our board of directors since 2005. Mr. Aouani is Director of Corporate Finance at Casino group. Mr. Aouani received a degree from SUPELEC Engineering School with a major in telecommunication and also holds a degree in business administration from HEC Business School.

     Mr. Antonie Marie Remi Lazars Giscard D’Estaing is a member of our board of directors since 2009. Mr. D’Estaing is the financial director of the Casino Group. He was previously financial, strategy and IT director of the Danone Group, and more recently, partner at Bain & Company. Mr. D’Estaing holds a degree in administration from the HEC Business School and the École Nationale d’Administration.

     Mr. Jacques-Edouard Marie Charret is a member of our board of directors since 2008. Mr. Charret is Marketing and Commercial – Food Products Director of Casino group. Mr. Charret has a degree in Economy and earned a MBA in marketing.

     Mrs. Maria Silvia Bastos Marques is a member of our board of directors since 2003. Mrs. Marques is the Chief Executive Officer of Icatu Hartford. She was the former President of the Instituto Brasileiro de Siderurgia, Chief Executive Officer of Companhia Siderúrgica Nacional, Municipal Secretary of Finance of the City of Rio de Janeiro and Director of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Mrs. Marques has a degree in Public Administration from Fundação Getúlio Vargas, where she also earned masters degree and doctoral degree in economics.

     Mr. Candido Botelho Bracher is a member of our board of directors since 2005. Mr. Bracher was a director of Banco Itamarati S.A. and Vice President of BADESP – Banco de Desenvolvimento do Estado de São Paulo S.A. Mr. Bracher is CEO of Banco Itaú BBA S.A. Mr. Bracher has a degree in Business Administration from Fundação Getúlio Vargas.

     Mr. Fábio Schvartsman is a member of our board of directors since 2007. Mr. Schvartsman was the chief executive officer of Telemar Participações and member of the board of directors of the companies Telemar Norte Leste, Contax and Gafisa. Mr. Schvartsman has a degree in Engineering and has post-graduation degrees in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Business Administration from Fundação Getúlio Vargas.

     Mr. Guilherme Affonso Ferreira is a member of our board of directors since 2008. Mr. Ferreira is the Chief Executive Officer of Bahema Participações S/A. Mr. Ferreira holds a degree in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Economics and Politics from Macalester College.

Executive Officers

     The following table sets forth the name, position and the year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected
Cláudio Eugênio Stiller Galeazzi	Chief Executive Officer	2007
Enéas César Pestana Neto	Chief Financial Officer	2003
José Roberto Coimbra Tambasco	Chief Operational Officer	2003
Hugo Antonio Jordão Bethlem	Chief Supply Chain Officer	2003
Antonio Ramatis Fernandes Rodrigues	Chief Commercial Officer	2007
Caio Racy Mattar	Investment and Construction Officer	1995
Sylvia de Souza Leão Wanderley	Hypermarkets Officer	2008
Jorge Fernando Herzog	Regional Operations Officer	2008
Claudia Elisa de Pinho Soares	Human Resources Officer	2009
Daniela Sabbag	Investor Relations Officer	2006

     Mr. Cláudio Galeazzi holds a degree in accounting and is partner and founder of Galeazzi & Associados. Due to the positive results of the work performed by Galeazzi & Associados in Sendas Distribuidora, he was hired as our Chief Executive Officer in 2007. He focused his professional activities in business management, participation in boards of directors and companies’ restructuring. At the age of 26, he served as Managing Director of the Argentinean and Brazilian subsidiaries of Dow Chemical Corp. Before the foundation of Galeazzi & Associados, he served as chairman of Cesbra, John Sommers (a joint venture between British Petroleum and Brascan) and as vice-chairman of British Petroleum Mineração do Brasil. He also served as Chairman of the Conselho Nacional do SESI (as appointed by the President of the Republic of Brazil), Executive Officer of Fiesp and IEL, and Vice-Chairman of ANFAC. During restructuring processes, he served as Chief Executive Officer of Artex, Mococa, Vila Romana, Cecrisa and Lojas Americanas, among others. Cláudio Galeazzi’s consulting firm will continue to render services to Sendas Distribuidora at the same conditions agreed before Cláudio became our Chief Executive Officer.

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

     Mr. Antonio Ramatis Fernandes Rodrigues is our Chief Commercial Food Executive Officer. Mr. Rodrigues was the Commercial and Marketing vice-chairman of Grupo Bom Preço, the Commercial and Logistics vice-chairman of Grupo Sonae and the Commercial vice-chairman of C&A. Mr. Rodrigues has a degree in engineering from Fundação Armando Álvares Penteado – FAAP and holds a master degree in business administration from Universidade de São Paulo.

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

     Mrs. Sylvia de Souza Leão Wanderley is our Hypermarkets Officer. In 2000, Mrs. Leão began working at our Company as a commercial director. She has been an executive officer at our Company since April 2008. Prior to joining our Company, she worked as a Commercial and Marketing Director for Wal Mart and has also worked for Mesbla. Mrs. Leão has a degree in Social Communications from FACHA and an Executive MBA from UFRJ.

     Mr. Jorge Fernando Herzog has been our Regional Operations Officer since April 2008. He previously served as Sendas Distribuidora’s Operating Officer for two years. Prior to joining our Company, Mr. Herzog worked for Carrefour for 15 years in several areas such as Operating, Human Resources and Accounting. Mr. Herzog has a degree in Economy from Faculdade Dom Bosco.

     Mrs. Claudia Elisa de Pinho Soares has been our Human Resources Officer since 2009. Prior to joining our Company, she worked for Ambev for 17 years in managerial and director positions in Human Resources, Finance, Distribution and Logistics, and she also worked for Laticínios Morrinhos (Leitbom) as Director of Finance, IT and Human Resources. Mrs. Soares holds a degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro – PUC, an MBA in General Management from INSEAD and in Human Resources from FIA – University of São Paulo – USP.

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

     6B. Compensation

     For the year ended December 31, 2008, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was approximately R$27.5 million. Non-cash benefits in 2008 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

     In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company in the year ended December 31, 2008, amounted to R$1.6 millions and employees’ contributions amounted to R$2.2 millions with 781 participants.

     First Stock Option Plan

     In 1997, our shareholders approved a compensatory stock option plan for our management and certain employees. Our stock option plan is designed to obtain and retain the services of executives and certain employees. Only options covering preferred shares are granted.

     Our stock option plan is managed by a committee elected by our board of directors, the plan management committee. This committee periodically grants share options setting the terms thereof and determining the employees to be included. In addition to managing our stock option plan, the committee is responsible for selecting the manager and employee beneficiaries who are entitled to benefit from the option plan as well as establishing the specific terms and conditions of each option agreement (including the quantity of shares to be acquired) applicable to each of the beneficiaries. The exercise price may not be lower than 60% of the weighted average market price of our shares on the BOVESPA during the four business days preceding the date of the option agreement.

     When share options are exercised, we issue new shares to the beneficiaries. Under U.S. GAAP, our stock option plans are accounted for as variable plans as the indexed exercise price of the options is adjusted by dividends declared from the grant date through the exercise date.

     Our key executive officers and managers receive share-based payments as part of their compensation. We recognize expenses for our share-based compensation based on the fair value of the awards as of the grant date. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model that has no vesting restrictions and is fully transferable. Until 2006, the expenses were not recorded, but only disclosed in the footnotes to our financial statements. Our stock option plan stipulates that 50% of the options granted vest and can be exercised at the end of three years and the remaining 50% vest and can be exercised at the end of five years. The exercise term expires after a period of three months after the vesting dates. In 1999, our board of directors approved a new grant of options convertible into an additional 3.4 billion preferred shares to be granted under our stock option plan. In accordance with CPC 10 (Share-Based Payment, approved by CVM Deliberation 562 of December 17, 2008), the effects of share-based payment transactions are reflected in our statements of income and in our balance sheet.

Second stock option plan

     At the extraordinary general meeting held on December 20, 2006, our shareholders approved a second stock option plan.

     Since January 1, 2007, stock options are granted to our management and employees, in accordance with the following rules: (i) shares are classified into two types: Silver and Gold; (ii) the plan management committee may, at its sole discretion, decrease or increase the quantity of Gold-type shares (reducer or accelerator) during the 35 months following the grant date; (iii) the price for each Gold-type share corresponds to R$0.01 and the price for each Silver-type share corresponds to the average closing price of our preferred shares over the last 20 BOVESPA trading sessions prior to the grant date (with negative goodwill of 20%); (iv) in both cases, the prices will not be restated, and (v) the options granted vest as follows: from the 36th month to the 48th month from the grant date or a date to be defined by the plan management committee, the beneficiary will acquire the right to exercise: (1) 100% of its Silver-type options; and (2) the amount of Gold-type shares to be determined by the plan management committee.

Outstanding Share Options (Restatement)

	Capital
	increase	2008	2007	2006

Options outstanding at beginning of year		3,162	2,941	3.243
Options granted		-
Series 8 (granted on April 30, 2004)
Series 9 (granted on April 15, 2005)		-	-	-
Series 10 (granted on July 7, 2006)		-	-	901
Series A1 Gold (granted on April 13, 2007)		-	324	-
Series A1 Silver (granted on April 13, 2007)		-	1,122	-
Series A2 Silver (issued on March 3, 2008)		950	-	-
Series A2 Gold (issued on May 3, 2008)		848
Options exercised
Series 6 – April 7, 2006	R$ 7,120	-	-	(203)
Series 7 – May 9, 2006	R$ 92	-	-	(4)
Series 8 – May 15, 2007	R$ 5.631	-	(195)	-
Series 7 – July 10, 2007	R$ 13	-	(1)	-
Series 8 – July 10, 2007	R$ 542	-	(19)	-
Series A1 Gold - July 10, 2007	R$ 0	-	(3)	-
Series A1 Silver - July 10, 2007	R$ 260	-	(11)	-
Series 7 – November 28, 2007	R$ 13	-	(1)	-
Series A1 Gold - November 28, 2007	R$ 0	-	(11)	-
Series A1 Silver - November 28, 2007	R$ 878	-	(36)	-
Series A1 Gold - December 17, 2007	R$ 0	-	(31)	-
Series A1 Silver - December 17, 2007	R$ 1,734	-	(70)	-
Series A1 Silver – March 10, 2008	R$ 2,526	(103)	-	-
Series A2 Silver – March 10, 2008	R$ 5,034	(187)
Series A1 Gold – March 10, 2008	R$ 1	(42)	-	-
Series A2 Gold – March 10, 2008	R$ 2	(178)	-
Series 8 – May 27, 2008	R$ 9	-	-	-
Series A1 Silver – May 27, 2008	R$ 2,063	(84)	-	-
Series A1 Gold – May 27, 2008	R$ 0	(27)	-	-
Series A2 Silver – May 27, 2008	R$ 2,238	(83)	-
Series A2 Gold – May 27, 2008	R$ 1	(78)	-
Series 7 – June 10, 2008	R$ 4,059	(162)	-
Series 8 – June 10, 2008	R$ 49	(1)	-
Series 9 – June 10, 2008	R$ 5,151	(180)	-
Series A1 Silver – June 10, 2008	R$ 71	(3)	-
Series A2 Silver – June 10, 2008	R$ 155	(6)	-
Series A2 Gold – June 10, 2008	R$ 0	(5)	-
Series A1 Silver – July 22, 2008	R$ 44	(2)	-
Series A2 Silver – July 22, 2008	R$ 378	(14)	-
Series A2 Gold – July 22, 2008	R$ 1	(13)	-
Series 9 – September 11, 2008	R$ 6	-	-
Series A1 Silver – September 11, 2008	R$ 79	(3)	-
Series A2 Silver – September 11, 2008	R$ 204	(8)	-
Series A2 Gold – September 11, 2008	R$ 0	(6)	-
Options forfeited		(374)	(605)	(517)
Options expired		(243)	(242)	(479)

Outstanding options granted at end of year		3,158	3,162	2,941

(*) Restated taking into account the 500:1 reverse stock split that became effective on September 1, 2007.

     6C. Board Practices

     According to our by-laws, our board of directors consists of at least 3 (three) and up to 18 (eighteen) members. The directors meet ordinarily five times a year, and extraordinarily whenever required. The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three years and are required to be our shareholders. At our general shareholders’ meeting held on April 30, 2009, our shareholders renewed the mandate of all our directors. The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz group, four external directors and five representatives of the Casino group, whose terms of office expire in 2011. We are managed by our board of directors (Conselho de Administração) and by our board of executive officers (Diretoria). None of our directors is party to an employment agreement providing for benefits upon termination of employment.

     Mr. Abilio Diniz acts as the Chairman of our board of directors and the Chairman of the board of directors of the Holding Company. As part of his duties as Chairman of our board of directors, Mr. Abilio Diniz is responsible for the general supervision of our strategy and activities and liaises between our board of directors and our board of executive officers. As Chairman of our board of directors, Mr. Abilio Diniz has a casting vote for matters in the regular course of our business.

     Our board of executive officers is composed of at least 2 (two) and up to 14 (fourteen) members, being one the Chief Executive Officer and the other executive officers, elected by our board of directors. The general responsibilities of our executive officers are determined pursuant to our bylaws and their specific duties and titles are established by our board of directors.

     The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities and presenting the year-end balance sheets and other legally required financial statements, submitting investment programs and budgets to our board of directors.

     Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On February 5, 2009, our directors elected our current executive officers. The current term of all executive officers expires in April, 2011.

   Committees

     Pursuant to our by-laws, we currently have the following three special committees: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Innovation and Development Committee. The attributions of each committee are set forth by our board of directors. The members of each committee are appointed by our board of directors, solely among its members, and the board of directors also designates the president of each special committee. Each special committee is composed of three and up to five members for a term of office of three years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

     Human Resources and Compensation Committee

     The human resources and compensation committee holds meetings at least once every two months and has the following duties: (i) to provide guidelines for the selection of our Chief Executive Officer; (ii) to examine candidates for election to our board of directors; (iii) to examine candidates for appointment to our board of executive officers; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using comparable Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using comparable Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our Company and our controlled companies who could be our future leaders and follow up the development of their career. Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D’Avila and Geyze Marchesi Diniz.

     Financial Committee

     The financial committee holds meetings at least once every two months and has the following duties: (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us or any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to monitor the implementation and accomplishment of our annual investment plan; (vi) to monitor the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure. Our financial committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Hakim Laurent Aouani and Antonie Marie Remi Lazars Giscard d’ Estaing.

     Innovation and Development Committee

     The innovation and development committee holds meetings at least once every three months and has the following assignments: (i) to review the projects related to business and technology innovations as well as to recommend to our Company the introduction of such innovations; (ii) to review and propose market opportunities or new business formats to strengthen our growth strategy; and (iii) to review the real estate expansion plans. Our innovation and development committee is composed of Pedro Paulo Falleiros dos Santos Diniz and Geyze Marchesi Diniz.

     In addition, to the three special committees mentioned above, we implemented a Fiscal Council that serves as our audit committee. The following section describes our fiscal council.

     Fiscal Council and Audit Committee

     Under the Brazilian Corporate Law, the Fiscal Council is a corporate body independent of management and of Company’s external auditors. The Fiscal Council has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements and report its findings to the shareholders. However, pursuant to Exchange Act Rule 10A-3(c)(3) which provides for an exemption under the rules of the SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Fiscal Council can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new rules of the SEC, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

• be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

• be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

• have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

• receive appropriate funding from the Company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

     As a foreign private issuer, we decided to modify our Fiscal Council to comply with the exemption requirements. Our Board of Directors has delegated to the Fiscal Council certain additional responsibilities and the Fiscal Council and the Board of Directors adopted an additional charter delegating to the Fiscal Council the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law. Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide neither the board nor the Fiscal Council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Fiscal Council cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Fiscal Council may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Fiscal Council may only make recommendations to management and the board.

     Under the Brazilian Corporate Law, the Fiscal Council may not contain members who are members of the Board of Directors or management, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Fiscal Council members receive a compensation at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Fiscal Council to be composed of a minimum of three and a maximum of five members and their respective alternates.

     Our Fiscal Council is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Fiscal Council. Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares are entitled to elect one member of the Fiscal Council and his alternate by a separate vote. In any event, however, the common shareholders have the right to elect the majority of the members of the Fiscal Council. Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates indicated by the Holding Company and elected with previous consent of our preferred shareholders on April 30, 2009, the date of the last annual shareholders’ meeting.

Name	Age	Position	Year First Elected

Miguel Roberto Gherrize	70	President	2009
Oswaldo Orsolin	66	Alternate	2009
Fernando Maida Dall Acqua	60	Effective member	2009
Antonio Luiz de Campos Gurgel	68	Alternate	2009
Mario Probst	56	Effective member	2009
John Michael Streithorst	39	Alternate	2009

     Mr. Miguel Roberto Gherrize is the chairman of the Fiscal Council. Previously, Mr. Gherrize was partner of Arthur Andersen and a member of the Fiscal Council of Companhia Siderúrgica de Tubarão, VCP Votorantim Celulose e Papel and Arcelor Brasil S.A. Today he serves as President of the Fiscal Council of TIM Participações S.A. and a technical advisor to Terco Grant Thornton Auditoria e Consultoria. He holds Bachelor’s degrees in Economics, Accounting Sciences and Business Administration.

     Mr. Oswaldo Orsolin is an alternate member of the Fiscal Council. Previously, Mr. Orsolin was the CEO of Spal Indústria Brasileira de Bebidas S.A., a member of the Fiscal Council of Rhodia Ster S.A. and of the Audit Committee of the American Chamber of Commerce and Magazine Luiza S.A. Today he serves as a member of the Board of Directors of Refrigerantes de Manaus Ltda. (Coca Cola da Amazônia), and of the Fiscal Council and Audit Committee of TIM Participações S.A. He graduated in Economics and Accounting Sciences.

     Mr. Fernando Maida Dall'Acqua is a member of the Fiscal Council. Previously, Mr. Dall'Acqua was a member of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo (SABESP), Companhia Energética do Estado de São Paulo (CESP), Companhia de Processamento de Dados do Estado de São Paulo (PRODESP), DERSA Desenvolvimento Rodoviário S.A., Banco do Estado de São Paulo (BANESPA) and Nossa Caixa S.A. He was a member of the Audit Committee of SABESP and the Advisory Council of Companhia Brasileira de Distribuição. He has held the positions of Treasury Secretary and Deputy Secretary of São Paulo state. Today he serves as a member of the Board of Directors and of the Audit Committee of Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), Project Coordinator of FGV Projetos and is a fellow at Michigan State University. He holds a Master’s degree in Business Administration from the Getúlio Vargas Foundation and a PhD in Economic Development from the University of Wisconsin-Madison. Mr. Dall'Acqua received the title of Business Administration Associate Professor from the Getúlio Vargas Foundation.

     Mr. Antonio Luiz de Campos Gurgel is an alternate member of the Fiscal Council. Previously, Mr. Gurgel served as Fiscal Auditor of the Brazilian Internal Revenue Service. Today he serves as advisor to companies such as Cargill Agricola S.A., Companhia Energética do Estado de São Paulo (CESP), Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., Telecomunicações de São Paulo S.A. (TELESP), Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú S.A., Unibanco - União de Bancos Brasileiros. S.A. and Banco ABN Amro S.A. Currently, he works as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University – USA.

     Mr. Mario Probst is a member of the Fiscal Council. Previously, Mr. Probst was partner of KPMG Auditores Independentes. Today he serves as a member of the Fiscal Council of Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getúlio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

     Mr. John Michel Pimenta de Moraes Streithorst is an alternate member of the Fiscal Council. Previously, Mr. Streithorst was a member of the Investment Committee and director of Icatu Equity Partners and a member of the Investment Committee of AIG Latin American Equity Partners. Today he serves as a member of the Investment Committee of Capital Mezanino FIP. He graduated in Computer Engineering from UNICAMP.

     Our board of directors has determined we do not appoint an audit committee financial expert (as defined under the rules and regulations of the SEC). We believe that the combined knowledge, skills and experience of the members of our Fiscal Council enable them, as a group, to act effectively in the fulfillment of their tasks. In addition, the members of our Fiscal Council have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Advisory Board

     In addition to the committees described above, our by-laws provide for a non-permanent ad hoc advisory board, which whenever installed, must consist of up to 13 members, shareholders or not, elected by our shareholders’ meeting, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors. Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the president of our board of directors. The current term of all members of our advisory board is three years, reelection being permitted, and such members may receive a compensation set forth by our general shareholders’ meeting. Our currently installed advisory board was elected by our shareholders in the shareholders’ meeting held on April 30, 2008 and is comprised of the following members, most of them economists or former ministers of economy of Brazil: Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales and Yoshiaki Nakano.

     6D. Employees

     Our workforce at December 31, 2008 consisted of 70,656 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management considers our relations with our employees and their unions to be good. We have not had a strike in our history.

     The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2008, 2007, 2006, 2005 and 2004:

	At December 31(1)

	2008	2007	2006	2005	2004

Operational	60,605	55,494	53,495	53,187	53,177
Administrative	10,051	10,671	10,112	9,616	10,307
Total	70,656	66,165	63,607	62,803	63,484

________
(1) Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in the final month of each period presented by 220 hours.

     6E. Share Ownership

     At December 31, 2008, the board members owned an aggregate amount of 156,455 preferred shares. The members of our board of directors and our executive officers, on an individual basis and as a group, own directly less than 1% of our common stock. See “Item 7A.—Major Shareholders and Related Party Transactions—Major Shareholders.” As of April 30, 2009, our management and some of our employees also owned options to purchase an aggregate amount of 3,055 preferred shares at per-share purchase price of R$20.83. None of the members of our management and our employees holds any options to purchase our common shares. See “Item 6B. Directors, Senior management and Employees – Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     7A. Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our capital stock as of June 11, 2009, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares

	Number	Percentage	Number	Percentage	Number	Percentage

Wilkes Participações S.A	65,400,000	65.61	1,357,294	0.98	66,757,294	28.11
Peninsula Particìpações Ltda	-	-	2,608,467	1.89	2,608,467	1.10
Sudaco Participações Ltda	28,619,178	28.71	-	-	28,619,178	12.05
Segisor S.A.	-	-	2,430,888	1.76	2,430,888	1.02
Casino Guichard Perrachon S.A	5,600,052	5.62	-	-	5,600,052	2.36
Abilio dos Santos Diniz	100	-	-	-	100	0.00
João Paulo F. dos Santos Diniz	-	-	17,800	0.01	17,800	0.01
Ana Maria F. dos Santos Diniz
D’Avila	1	-	-	-	1	0.00
Pedro Paulo F. dos Santos Diniz	-	-	721	0.00	721	0.00
Jean-Charles Naouri	-	-	1	0.00	1	0.00
PAIC Participações Ltda	-	-	648,729	0.47	648,729	0.27
Onyx 2006 Participações Ltda	-	-	20,527,380	14.90	20,527,380	8.64
Rio Plate Empreendimentos e
Participações Ltda	-	-	4,055,172	2.94	4,055,172	1.71
Swordfish Investments Limited	-	-	4,472,620	3.24	4,472,620	1.88
Marlin Investments Ltd.	-	-	32,000	0.02	32,000	0.01
Stanhore Trading Internacional
S.A.	-	-	300,234	0.22	300,234	0.13
Directors and Officers	-	-	149,574	0.11	149,574	0.06
Others	60,520	0.06	101,245,736	73.46	101,306,256	42.63
TOTAL	99,679,851	100.0	137,846,616	100.0	237,526,467	100.00

     On June 11, 2009, 34,219,331 of our preferred shares were held in form of ADSs, representing 34.3 % of the total of outstanding preferred shares.  None of our common shares are held in form of ADSs.

Holding Company Goodwill Amortization

     On May 3, 2005, the Diniz Group and the Casino Group formed Vieri Empreendimentos e Participações S.A. (“Vieri”), which became our parent company, whose control is shared by both groups of shareholders.

     When Vieri acquired our common shares, a higher price was paid in relation to our book value, thus generating goodwill. In 2006, we and Vieri began a restructuring process in order to transfer the goodwill to us to obtain the tax deductibility of the goodwill amortization, as a result, the tax benefit generated was approximately R$517.3 million.

     As a first step of the restructuring process, the goodwill was transferred from Vieri to us in two phases, including the creation of a new subsidiary by Vieri to where the goodwill was transferred, and subsequently the merger of this new subsidiary into us. This first step was concluded on December 20, 2006, with the approval by the shareholders at an extraordinary general meeting.

     A valuation allowance, denominated in the books as “Provision for maintenance of shareholders’ equity”, was recorded by the subsidiaries in relation to the goodwill. Accordingly, the remaining net balances correspond to the tax benefit resulting from the future amortization of goodwill.

     On December 31, 2008 the value of the resulting tax benefit related to both our income taxes and our social contribution tax on profits was R$414.2 million (R$517.3 million in 2007 and 2006). This is shown in the balance sheet as part of deferred taxes which is R$103.1 million as current and R$311.1 million as non-current assets on December 31, 2008, respectively (R$48.7 million and R$468.6 million in 2007 and 2008).

     Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects to our profitability or the flow of dividends to our minority shareholders. The effect of the reorganization on our balance sheet and income statement accounts is shown below:

Balance sheet effects:	In thousands of reais

Cash	37
Unamortized balance of goodwill	2,061,951
Provision for maintenance of shareholders equity	(1,546,463)
Deferred income tax	1,806

Tax benefit balance presented under “Deferred income taxes”	517,331

     In addition to the R$517.3 million tax benefits balance presented as deferred income taxes, this transaction also resulted in gains totaling R$1.8 million derived from deferred income tax which existed at Vieri.

     Since January 1, 2008, the goodwill is being amortized straight line over five years. The provision for maintenance of shareholders` equity was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits that will be generated by its amortization by us. This is also the amount necessary to ensure that there will be no reduction in the amount of retained earnings available for the distribution of dividends on account of the future amortization of the goodwill in excess of the related tax benefit. The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders` equity as a capital reserve (goodwill special reserve). Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder.

Conditional Put Option Agreement and Shareholders’ Agreements

     Since May, 2005, the Diniz Group and the Casino Group share our control through the Holding Company which owns 65% of our voting shares. On November 27, 2006, the Diniz Group and the Casino Group entered into a conditional put option agreement, or the Conditional Put Option Agreement, which contemplates the conditional transfer of indirect equity interest in us from the Diniz Group to the Casino Group. At the same date, the Diniz Group and the Casino Group entered into a shareholders’ agreement, or the Holding Company Shareholders’ Agreement that outlines the rules for the exercise of our co-control, corporate governance and restrictions on transfer of the Holding Company’s shares.

     In addition, the Holding Company, the Diniz Group and the Casino Group entered into a separate shareholders’ agreement, or the CBD Shareholders’ Agreement, that contains rules on, among other matters, the transfer of our shares that are held by either of the Diniz Group and the Casino Group other than through the Holding Company. As of June 11, 2009, the Casino Group, through Sudaco Participações Ltda. and Casino Guichard Perrachon S.A., held an aggregate of 34,219,331 of our common shares, representing approximately 34.3% of our outstanding common shares.  As of the same date, the Diniz Group did not hold common shares other than through the Holding Company.

     The three following sections summarize certain provisions of the Conditional Put Option Agreement and the shareholders’ agreements. The below summaries are qualified by reference to the agreements that are filed as exhibits to this annual report.

     Conditional Put Option Agreement

     The Conditional Put Option Agreement grants, among other rights, (i) a first put option, or the First Put Option, and a second put option, or the Second Put Option, to the Diniz Group and (ii) a distressful call option, or the Distressful Call Option, to the Casino Group.

     • First Put Option: in the event that the Casino Group elects the Chairman of the Holding Company from June 22, 2012, the Diniz Group will be entitled to cause the Casino Group to purchase a direct equity interest in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.

     • Distressful Call Option: in the event that CBD experiences a distressful situation as defined in the Conditional Put Option Agreement, the Casino Group will be entitled to cause the Diniz Group to sell a direct equity interest in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.

     • Second Put Option: in the event that either of the First Put Option or the Distressful Call Option is exercised, the Diniz Group will be entitled to cause the Casino Group to purchase a direct equity interest in the Holding Company corresponding to 19,375,000 shares of our issued and outstanding common shares. The Second Put Option may be exercised through the exercise of the First Put Option or through the exercise of the Distressful Call Option during the period of eight years commencing on June 22, 2014.

     The Conditional Put Option Agreement provides for the acceleration of the First Put Option and the Second Put Option under certain circumstances including the transfer by the Casino Group of (i) at least 10% of its shares of the Holding Company to a third party other than a competitor of CBD or (ii) any of its shares of the Holding company to a competitor of CBD.

     Should the Diniz Group not be allowed under the terms of the Put Option Agreement to exercise the First Put Option and the Second Put Option, the Diniz Group will be entitled at any time within a period starting on June 22, 2014 and ending on June 21, 2022 to convert or, at the Casino Group’s sole discretion, to exchange the common shares that would have been subject to the First Put Option and the Second Put Option into preferred shares of CBD at the ratio of 915 preferred shares for 1,000 common shares

     Holding Company Shareholders’ Agreement

     Pursuant to the Holding Company Shareholders’ Agreement, the Diniz Group is entitled to:

• appoint (i) two directors of the board of directors of the Holding Company composed of four directors, and (ii) two executive officers of the Holding Company;

• appoint the Chairman of the board of directors of the Holding Company until the Casino Group exercises its option to appoint the Chairman of the Holding Company as described below;

• appoint five directors of our board of directors; and

• appoint the Chairman of our board of directors until June 21, 2012; from June 22, 2012, the appointment will alternate every three years between the two groups, and the Casino Group will have the right to the first alternate appointment for a term-in-office from June 22, 2012 to June 21, 2015; however, the Casino Group has agreed, for this first alternate appointment, that Mr. Abilio Diniz will continue as Chairman of our board of directors, provided that we maintain a good performance track record; moreover, for any subsequent terms as to which the Casino Group is entitled to name our Chairman, Casino has agreed that Mr. Abilio Diniz will remain Chairman as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record.

Pursuant to the Holding Company Shareholders’ Agreement, the Casino Group is entitled to:

• appoint (i) two directors of the board of directors of the Holding Company composed of four directors, and (ii) two executive officers of the Holding Company;

• exercise (i) the option, with an exercise period from June 22, 2012 to June 21, 2014, to appoint the Chairman of the board of directors of the Holding Company for the remaining term of the Holding Company Shareholders’ Agreement and (ii) after June 22, 2014, the option to appoint the Chairman of the Holding Company if the Diniz Group transfers common shares of the Holding Company to a third party; the appointment by the Casino Group of the Chairman of the Holding Company in accordance with items (i) or (ii) above will entitle the Diniz Group to exercise the First Put Option;

• appoint five directors to our board of directors; and

• appoint the Chairman of our board of directors if, after June 22, 2014, the Diniz Group transfers any common shares of the Holding Company to a third party.

     Both the Casino Group and the Diniz Group are subject to limitations on the purchase of our preferred shares on the open market, which limitations vary according to the percentage of shares freely available to the investing public. However, the Casino Group may acquire any of our common or preferred shares held by the Diniz Group.

     The Diniz Group may not sell its shares of the Holding Company until June 21, 2014 (or, if the Casino Group exercises the Distressful Call Option or appoints the Chairman of the board of directors of the Holding Company at an earlier date, until the date of such appointment or exercise of the Distressful Call Option). Both the Casino Group and the Diniz Group have a right of first offer with respect to shares or convertible securities of the Holding Company that any of them wishes to sell or otherwise dispose of.

     If the Casino Group (i) appoints the Chairman of the board of directors of the Holding Company or (ii) exercises the Distressful Call Option, the Diniz Group’s rights under the Holding Company Shareholders’ Agreement will be limited to (y) veto rights regarding certain major decisions of the Holding Company and (z) certain election rights.

     The Holding Company Shareholders’ Agreement will remain in effect until June 21, 2045 or, subject to limited exceptions, terminates automatically in the event either of the Casino Group or the Diniz Group ceases to hold 10% of the Holding Company’s shares or convertible securities.

     CBD Shareholders’ Agreement

     According to the CBD Shareholders’ Agreement, the Holding Company has, except in certain circumstances, the right of first refusal with respect to our shares or convertible securities to be disposed of by any affiliate of the Casino Group and/or the Diniz Group.

     If, in the future, our preferred shares are vested with voting rights by operation of law, the Casino Group and/or the Diniz Group will automatically transfer such voting rights to the Holding Company. During the period in which the preferred shares have any voting rights, the Casino Group will be allowed to acquire our preferred shares from any third party provided that it transfers such voting rights to the Holding Company.

     During the term of the CBD Shareholders’ Agreement, the Casino Group may not convert any of our common shares into preferred shares unless such conversion is authorized by the Holding Company.

     The CBD Shareholders’ Agreement will be valid as long as the Holding Company is our controlling shareholder.

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

Leases

     We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which is controlled by members of the Diniz Group. These properties include two stores from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, three stores from Mrs. Vera Lúcia dos Santos Diniz and six stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, 57 stores from the Sendas family, four stores from Barcelona Comércio and 61 stores from the Fundo de Investimento Imobiliário Península.

     Aggregate payments in 2008 under those leases equaled approximately R$12.7 million to the Diniz family, R$31.7 million to the Sendas family, R$3.5 million to the Barcelona Comércio and R$123.5 million to the Fundo de Investimento Imobiliário Península. We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis (market conditions). For further information on these leases, see note 21 and 26 (u) (i) to our audited consolidated financial statements included in this annual report.

Technical Assistance Agreement with Casino

     In July 2005, we entered into a technical assistance service agreement with Casino Group. Pursuant to the agreement, Casino Group provides us with technical assistance in the areas of human resources, trademarks, marketing and communication, global campaigns and administrative assistance, among others. In exchange, we pay to Casino Group a fixed annual fee in reais corresponding to US$2.7 million. The agreement will be automatically renewed in 2012 and will thereafter remain in force for an undetermined period of time.

Consultancy Agreement with Galeazzi & Associados

     In July 2007, we hired the consultancy firm Galeazzi & Associados to implement a restructuring plan to improve the Sendas Association’s operational performance in Rio de Janeiro state. Claudio Galeazzi, a partner with Galeazzi & Associados, is currently our Chief Executive Officer.

     The scope of the Consultancy Agreement involves: 1) the development of a Strategic and Operational Diagnosis Program, with a view to assessing all the business profitability opportunities, 2) Action Plan in order to take advantage of opportunities identified and 3) business management derived from the development of the Action Plan, aiming at making our operations more competitive, efficient and profitable.

     The timeframe to carry out the project was initially estimated to be 14.5 months. However, the conclusion of the project has been postponed to the end of 2009. The fees are divided into a monthly fixed amount of R$350,000 and a variable amount subject to the fulfillment of goals previously established to improve our profitability.

     7C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     8A. Consolidated Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions. For further information on our legal proceedings, see note 16 to our audited consolidated financial statements included in this annual report.

     Based on the advice of our external legal counsel, we have identified, and provided for, the following probable losses that may result from current legal proceedings:

	2008	2007

	(millions of reais)
COFINS and PIS Taxes	1,220.9	1,086.2
Labor claims	55.8	50.2
Civil and other claims	204.7	173.4

	1,481.4	1,309.8

Judicial deposits	(237.3)	(93.6)

Total accrued liabilities for legal proceedings	1,244.1	1,216.2

     Taxes on Revenues

     We are discussing the constitutionality of the change in the basis of taxation of the Social Integration Program Tax (“PIS”), and the increase in the rate and basis of calculation of the Social Security Tax (“COFINS”). The provision includes unpaid amounts, monetarily restated, at December 31, 2008, amounting to R$1,049.0 million (R$971.0 million in 2007) resulting from de lawsuits in progress at the Regional Federal Court, and up to this moment, we have not been required to make judicial deposits.

     As the calculation of the Social Integration Program Tax (“PIS”) and Social Security Tax (“COFINS”) started to be based on the non-cumulative system (Law 10,637/02 to PIS and Law 10,833/03 to COFINS), we began to apply the new rules but also challenged the new tax base of such contributions, as well as the appropriation of credits not accepted by laws. The provision recorded in the balance sheet at December 31, 2008 in the amount of R$172.2 million (R$115.2 million in 2007) includes the unpaid installment, monetarily restated. There are guarantees for these discussions in order to ensure the suspension of liabilities, judicial deposit amounting to R$124.5 million.

     Social Security Contributions

     As of December 31, 2008, we were involved in two court proceedings where we challenge the constitutionality of certain social security contributions and assert our right to offset the amount of social security contributions we believe was overpaid with other social security contributions. Based on preliminary orders issued in our favor by the lower courts, we have not paid certain of these contributions and/or we have offset overpaid social security contributions with other such contributions. The lower courts provided a favorable decision in both lawsuits. The federal government appealed against these decisions and, with regard to one of these proceedings, the court ruled against us, prompting us to join the Special Installments Program (Parcelamento Especial - PAES) pursuant to Brazilian laws and pay outstanding social security contributions in installments in the amount of R$256.6 million. As of December 31, 2008, installments in the total amount of R$175.7 million remained outstanding.

     Furthermore, the Social Security Institute (Instituto Nacional do Seguro Social), or INSS filed several assessment tax notices to charge social security contributions on payments that we do not believe should be included in the calculation of that contribution, representing an approximate amount of R$108.5 million as of December 31, 2008. We presented administrative defenses, and are awaiting a decision. In addition, it should be noted that R$95.6 million of that amount are already subjected to lawsuits and are guaranteed by real state seizure or bank letter of guarantee. We did not accrue a provision for this contingency.

     Income Tax

     In January 1995, we filed an injunction to obtain a judicial authorization to adjust our 1989 balance sheet using a rate relating to the inflationary index for January and February 1989 (70.3%), which generated an additional tax-deductible depreciation charge. In July 2000, a lower court issued a ruling, which was partially favorable to us, acknowledging our right to use a tax inflation index for the month of January 1989 of 42.7% for purposes of determining the depreciation charge. We appealed the decision and asserted the right to adjust our 1989 balance sheet according to the inflationary index of 6.3% for February 1989. The Brazilian government also appealed the decision and is awaiting a final judgment. Since it is probable that we will not prevail in this lawsuit, as of December 31, 2008, we had a provision of R$6.4 million that we believe corresponds to the difference between the 42.7% inflationary index for January 1989 and the 6.3% inflationary index for February 1989 and the 70.3% rate, which was fully settled in June 2005.

     ICMS - State Value-Added Tax on Sales and Services

     We were served notice by the state tax authorities for the non-payment and appropriation of undue credits related to the ICMS, in connection with, among others, (i) the appropriation of electricity credits, (ii) the acquisition of goods from suppliers considered to be disreputable, (iii) the return of goods to our stores, (iv) the tax refunds without due compliance with ancillary obligations. On December 31, 2008, the total amount of these assessments awaiting a final decision at the administrative and court levels Amounted to R$1,193.3 million.

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

     COFINS and PIS we are involved in administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$498.4 million (R$243.6 million in 2007) and await administrative decision.

     ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$34.6 million (R$17.8 million in 2007) and await administrative and court decisions.

     Other contingencies – These are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$69.1 million (R$45.1 million in 2007).

     Labor Claims

     We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business. At December 31, 2008, we had a provision of R$55.8 million (in addition to judicial deposits in the amount of R$2.2 million) for labor related loss contingencies, because we believe that it is probable that we will not prevail in these lawsuits and the damages are reasonably estimable.

     Other Proceedings

     In addition to the legal proceedings mentioned above, we are defendant, at several judicial levels, in various civil and other lawsuits. We have recorded provisions in amounts that our internal and external legal counsel considered to be sufficient to cover probable losses. For further information on these lawsuits, see note 16 to our audited consolidated financial statements included in this annual report. At December 31, 2008, we had a provision of R$171.0 million (in addition to judicial deposits in the amount of R$55.0 million) for liabilities in connection with civil and other lawsuits.

Dividend Policy and Dividends

     General

     Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year at which time the allocation of the results of operations in any year and the distribution of an annual dividend are approved. Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to that established 50% of the net profits adjusted pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the net profits adjusted according to Brazilian corporate law. Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds. Also pursuant to the Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders´general meeting that the distribution would be incompatible with its financial condition. For further information see item “10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”

     Dividend Policy and History of Dividend Payments

     The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2004:

					Total amount
					in dividends and
			R$per	R$per	interest on
		First payment	preferred	common	shareholders’ equity (in
Period	Description	date	share (1)	share (1)	R$ millions)

2004	Dividends	June 2005	0.4133	0.3757	89.1
2005	Dividends	June 2006	0.3101	0.2819	62.0
2006	Dividends	June 2007	0.0930	0.0845	20.3
2007	Dividends	June 2008	0.2288	0.2080	50.1
2008	Dividends	June 2009	0.2735	0.2486	61.8

____________

(1) Taking into account the 500:1 reverse stock split that became effective on September 1, 2007. The dividend accrued in December 31, 2008 was approved at the annual shareholders’ meeting held on April 30, 2009 and will be paid in June 2009.According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

     Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10D. Additional Information — Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the registrar for the preferred shares underlying the ADSs. The current registrar is Banco Itaú S.A.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted. See “Item 3A. Key Information — Selected Financial Data — Exchange Rates.” Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E — Additional Information — Taxation — Brazilian Tax Considerations.”

     8B. Significant Changes

     We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

     9A. Offer and Listing Details

     Our preferred shares are traded on the BOVESPA under the trading symbol PCAR4. Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD” and on the Luxembourg Stock Exchange.

     Our ADSs commenced trading on the NYSE in May 1997. As of December 31, 2008, the ADSs represented 39.9% of our preferred shares. Each ADS represents two preferred shares, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York.

     On July 30, 2007, we converted all of our common shares and preferred shares at the ratio of 500 existing shares for one share of the same type in a reverse stock split. In order to facilitate the comparison of per share information, we subsequently restated our financial statements for the years ended December 31, 2003 to 2006 to take into account the reverse stock split as if it had already occurred on January 1, 2003. The per share information in this annual report is presented on the basis of the restated financial statements.

     The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BOVESPA:

					R$ Average
					Daily
					Trading
	High	Low	High	Low	Volume

Calendar Period	R$		U.S.$(1)

2004(2)	38.74	21.47	13.46	6.91	3,349,238
2005(2)	38.50	28.40	16.45	12.13	5,841,394
2006(2):	49.39	27.98	23.10	13.09	11,242,224
2007:
1st quarter	38.08	29.53	18.57	14.40	11,951,805
2nd quarter	38.25	29.50	19.86	15.32	19,037,432
3rd quarter	40.75	27.44	22.16	14.92	19,455,678
4th quarter	35.20	27.05	19.87	15.27	27,085,753
2008:
1st quarter	37.12	27.79	21.22	15.89	25,714,873
2nd quarter	40.67	33.88	25.55	21.28	21,096,954
3rd quarter	37.97	32.48	19.84	16.96	16,590,815
4th quarter	37.97	24.68	16.25	10.56	19,690,418

Share prices for the most recent six months are as follows:

	High	Low	High	Low
	R$		U.S.$
December 2008	37.97	30.98	16.25	13.26
January 2009	32.68	27.97	14.11	12.08
February 2009	30.67	28.38	12.89	11.93
March 2009	31.77	28.64	13.72	12.37
April 2009	35.13	31.98	16.13	14.68
May 2009	37.75	33.93	19.13	17.20
June 2009 (through June 10)	38.26	35.90	19.65	18.43

____________

(1) Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Key Information — Selected Financial Data — Exchange Rates.”
(2) As restated due to the reverse stock split of the shares.

     On June 10, 2009, the closing sale price for the preferred shares on the BOVESPA was R$36.21 per preferred share, equivalent to U.S.$18.59 per ADS translated at the exchange rate of R$1.9474 per U.S.$1.00, the commercial market rate on such date. On the same date, the closing sale price for our ADSs on the NYSE was US$37.14.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	U.S.$ Average

					Daily Trading
Calendar Period	U.S.$ ADSs		R$ ADSs		Volume

2004	27.74	13.37	80.68	41.55	3,287,320
2005	34.61	25.53	81.01	59.76	6,392,071
2006	46.08	25.58	98.53	54.70	9,526,871
2007:
1st quarter	34.33	27.83	70.39	57.06	6,133,913
2nd quarter	40.17	28.87	77.38	55.61	12,257,827
3rd quarter	43.77	27.50	80.49	50.57	15,403,909
4th quarter	39.68	29.73	70.29	52.66	14,960,591
2008:
1st quarter	44.51	31.62	77.84	55.30	16,828,875
2nd quarter	49.41	41.51	78.66	66.08	15,497,265
3rd quarter	47.01	33.44	89.99	64.01	13,532,917
4th quarter	35.59	22.18	83.17	51.83	12,516,369

Share prices for the most recent six months are as follows:

December 2008	31.77	25.74	74.25	60.15	13,149,267
January 2009	28.13	23.38	65.15	54.15	9,673,056
February 2009	27.12	23.30	64.50	55.42	8,228,904
March 2009	28.61	23.32	66.24	53.99	7,781,592
April 2009	32.29	28.03	70.34	61.06	8,613,338
May 2009	37.42	32.28	73.82	63.69	7,810,707
June 2009 (through June 10)	39.43	36.50	76.78	71.08	10,367,531

     9B. Plan of Distribution

     Not applicable.

     9C. Markets

Trading on the BOVESPA

     The trading market for our preferred shares and common shares is the BOVESPA. The BOVESPA stock exchange is a stock corporation where all stock trades in Brazil are carried out, with the exception of public-debt bonds, which are traded electronically, and the privatization auctions, which are run by the Rio de Janeiro Stock Exchange. Settlement of transactions on BOVESPA occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of an independent clearinghouse. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia, or CBLC. The CBLC is the central counterparty for transactions effected on BOVESPA, carrying out multi-party settlement for financial obligations and transfers of securities. Under the regulations of the CBLC, financial settlement is carried out through the Sistema de Transferência de Reservas (Reserve Transfer System) of the Central Bank. The settlement of trades of shares is carried out in the custodial system of CBLC. All deliveries against final payment are irrevocable.

     At December 31, 2008, there were 424 companies listed on the BOVESPA.

     Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

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

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, the National Monetary Council (Conselho Monetário Nacional), or CMN and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

     Under the Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada. All public companies are registered with the CVM, and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. The shares of company listed on the BOVESPA may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and with the BOVESPA. Trading of securities of a public company on the BOVESPA may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

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

Corporate Governance Practices

     In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

     To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, it must agree to (a) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA and (f) make a schedule of corporate events available to shareholders.

     We are a Level 1 listed company since March 31, 2003. As a result, we must comply with the corporate governance standards described in the previous paragraph in addition to other obligations imposed by Brazilian law.

Disclosure Requirements

     According to the CVM regulation, a public company must submit to the CVM and BOVESPA certain periodic information, including financial statements accompanied by the management report and independent audit report, annual and quarterly information and quarterly management reports and independent audit reports. This legislation also requires us to file with the CVM and the BOVESPA our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communication regarding material acts or facts.

     The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or facts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

• establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders or of management of the company, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

• specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

• oblige the public company to disclose material acts or facts to the CVM, to the BOVESPA and through the publication of such acts in the newspapers usually utilized by such company;

• require the acquirer of a controlling stake in public company to publish a material fact, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

• require management, members of the fiscal council, if active, or of any technical or advising body of a public company to disclose to the company, to the CVM and to the BOVESPA the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

• require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition.

• forbid trading on the basis of insider information.

     9D. Selling Shareholders

     Not applicable.

     9E. Dilution

     Not applicable.

     9F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     10A. Share Capital

     On July 30, 2007, we converted all of our common shares and preferred shares, at the ratio of 500 existing shares for one share of the same type in a reverse stock split. In order to facilitate the comparison of the per share information, we subsequently restated our financial statements for the years ended December 31, 2003 to 2006 to take into account the reverse stock split as if it had already occurred on January 1, 2003. The per share information in this annual report is presented on the basis of the restated financial statements.

     At December 31, 2008, our capital stock consisted of a total of 235,249,343 non-par shares, of which 99,679,851 were common shares and 135,569,492 were preferred shares. As of the same date, no shares were held in treasury.

     At April 30, 2009, subsequent to the share buy-back program described immediately below, our capital stock consisted of a total of 235,328,939 non-par shares, of which 99,679,851 were common shares and 135,649,088 were preferred shares. As of the same date, 369,600 preferred shares were held in treasury and no common shares were held in treasury.

Share Buy-back

     On January 16, 2009, our board of directors approved a share buy-back program for our preferred shares, including those traded as ADRs. We were authorized to acquire up to an aggregate of 3,000,000 preferred shares, representing approximately 2.2% of the Company’s outstanding preferred stock as of December 31, 2008.

     The program was terminated on April 18, 2009. The acquisition of the preferred shares was made on the BOVESPA. A total of 369,600 preferred shares were purchased at an average price of R$15.21 per share. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

     The preferred shares acquired by us are held in treasury form. We intend to use these shares for subsequent sale and/or cancellation with no capital decrease.

10B. Memorandum and Articles of Association

     Set forth below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to the Brazilian corporate law.

Corporation Objects and Purposes

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

     Furthermore, the preferred shares will only be admitted for trading on the BOVESPA if they are entitled to at least one of the following preferences:

• right to participate in the distribution of the mandatory dividend of 25% of our adjusted net profits, pursuant to the following criteria (See “- Allocation of Net Profits and Distribution of Dividends – Mandatory Dividends” for a description of calculation of our adjusted net profits): (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above.

• right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares; or

• tag-along right of at least 80% of the price paid to the controlling shareholder in case of transfer of control.

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

(iii) participation under equal conditions with common shares, in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

(iv) each preferred share will be entitled to a mandatory dividend 10% higher than the dividend amount attributed to each common share (including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid pursuant to item (i) above).

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

     Tax incentives reserve account. According to the Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers, may decide to allocate a percentage of our net profits resulting from government donations or subventions for investment purposes.

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

     The balance of the profits reserve accounts, except for the contingency reserve account and unrealized income reserve account, may not exceed the share capital. If this occurs, a shareholders’ meeting must resolve if the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

     If our board of directors determines prior to a general shareholders’ meeting that payment of mandatory dividends with respect to the prior fiscal year would be incompatible in view of our financial condition, we are not required to pay the mandatory dividend. This determination must be reviewed by the fiscal council/audit committee, and our management must report to the CVM within five days of the relevant general shareholders meeting. The amount of mandatory dividends not distributed because of a Brazilian corporation’s financial condition will be registered on a special account and, if not offset against losses in future years, will be distributed as mandatory dividends as soon as the corporation’s financial condition permits.

Distribution of Dividends

Under the Brazilian Corporate Law and our by-laws, we may pay dividends only from:

• our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by: accumulated losses from prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our Profit Sharing Program (participações estatutárias). Furthermore, our by-laws allows us to implement a profit sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is set forth by our board of directors and must not exceed an amount equal to 15% of our net profits. Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders.

• our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

• our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized income reserve account, not including the legal reserve account.

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

     Dividends are generally available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date. The amount is subject to monetary restatement, in accordance with recommendation of our board of directors and the Brazilian corporate law.

     A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

     Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP. Although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate such allocations or required dividend amounts from the financial information in U.S. GAAP.

     Under the Brazilian Corporate Law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our management report to our shareholders’general meeting that the distribution would be incompatible with our financial condition. Such suspension is subject to review by the fiscal council, if it is in place. In addition, in case of public companies, like us, our management must file a justification for such suspension with the Brazilian Securities Commission within five days from the date of the relevant general shareholders´ meeting. In case the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

     Conversion of Common Shares into Preferred Shares

     Our by-laws do not provide for the conversion of preferred shares into common shares. In accordance with our by-laws, our shareholders may at any time convert our common shares into preferred shares, provided that such common shares are fully paid and that the total of preferred shares issued do not exceed the limit of two-thirds of all outstanding shares. The requests for conversion must be submitted in writing to our board of executive officers and subsequently ratified at the next board of directors meeting.

Interest on Shareholders’ Equity

     We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders, which payment may be treated as a deductible expense for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in the shareholders’ meeting. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and cannot exceed, for tax purposes, the greater of (i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

     Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% in case the beneficiary is resident and domiciled in a so-called tax haven - that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. See “Item 10E – Additional information – Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.” To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

     With respect to the borrowing powers of the Board of Directors, the Board of Directors has the power to authorize the borrowing of funds. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) one executive officer, acting jointly with the Chief Executive Officer or other executive officer indicated by the board of directors, (ii) one officer and one attorney-in-fact, or (iii) two attorneys-in-fact.

     There is no requirement under the Brazilian Corporate Law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

     For a discussion of our Board of Directors, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors” and "Item 6C. Directors, Senior Management and Employees— Board Practices."

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

     Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding the majority of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares. This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, at least 15 days prior to the meeting, but would not generally require any other form of notice. We have designated newspapers Folha de São Paulo, Valor Econômico or Estado de S. Paulo for this purpose.

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

     In accordance with Brazilian Corporate Law, shareholders voting at our general meeting have the power, among others, to:

• amend our by-laws;

• delisting from CVM (to become a closely held company);

• approve the issuance of convertible debentures and secured debentures;

• elect or dismiss members of the board of directors and of the fiscal council, at any time;

• receive the management’s accounts and approval of the financial statements, including the allocation of net profits;

• suspend the rights of a shareholder who has violated Brazilian corporate law or our by-laws;

• approve the valuation of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

• approve of the transformation of the corporate form or a merger with or into another company, spin-off, consolidation or split; and

• authorize the management to petition for bankruptcy, to declare our company insolvent and to request procedures involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

     In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

• approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review the reports;

• appointment and removal of the Chairman of our board of directors;

• approval of the annual global compensation of the members of our management, including benefits;

• approval of or amendment to our annual investment program;

• approval of any issuance of common or preferred shares up to the limit of our authorized capital (400,000,000 shares), and/or any bonuses, debentures convertible into our shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which we are or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

• approval of any agreement or amendment to any agreement, directly or indirectly, between us and/or our affiliates and any of our controlling shareholders or their relatives, members of our management or any of our controlled companies and affiliates, except those agreements executed in ordinary course of business, which should be contracted on an arm’s-length basis (market conditions);

• approval of any delisting from trading on any stock exchange or filings for new listings;

• approval of any change in our dividend policy;

• approval of any joint venture between us and third parties involving an individual investment or investments aggregated over a fiscal year in excess of the amount equivalent in reais to U.S.$100,000,000 or in excess of an amount equal to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher, provided that the Joint Venture was previously approved by our board of directors;

• approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais equivalent to U.S.$100,000,000, or in excess of an amount equal to 6% of our shareholders equity as determined in our latest annual balance sheet, whichever is higher; and

• approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to two times our EBITDA of the preceding 12 months.

     In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors has the following duties:

• approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or cumulated over a fiscal year in excess of the amount in reais equivalent to U.S.$20,000,000 or in excess of an amount equal to 1% and up to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher; and

• approval of any financial arrangement in excess of an individual amount equivalent to one half and up to two times our EBITDA of the preceding 12 months.

     According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:

• the right to participate in the distribution of profits;

• the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

• the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described under “—Preemptive Rights”;

• the right to withdraw from the company in the cases specified under Brazilian corporate law, see “—Withdrawal rights”; and

• the right to supervise, pursuant to Brazilian corporate law, the management of the company.

     Quorum

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

     As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding voting capital is required to:

• modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

• reduce the percentage of mandatory dividends;

• change our corporate purpose;

• merge us into or with another company;

• spin off a portion of our assets or liabilities;

• approve our participation in a group of companies (as defined in the Brazilian corporate law);

• apply for cancellation of any voluntary liquidation;

• merge all our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

• approve our dissolution.

     Notice of our shareholders’ meetings

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

     Conditions of admission

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

Preemptive Rights on Increase in Preferred Share Capital

     Under the Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option program. A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue. A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise such right, except if otherwise determined by the by-laws or the shareholder meeting, and the right is negotiable.

     According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares they already hold. However, if an issuance of shares changes the existing proportion of classes and types of shares, then (i) the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and, (ii) if necessary to maintain such shareholders’ ownership proportional with regard to the total capital stock, they may subscribe for other classes or types of shares.

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

     In the event of a capital increase, that maintains or increases the proportion of capital represented by preferred shares, holders of ADSs, may, under certain circumstances described above, exercise preemptive rights to subscribe newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, may under certain circumstances described above, have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us. For risks associated with preemptive rights, see “Item 3D – Key Information – Risk Factors.”

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

(v) the transfer of all of our shares to another company in order to make us a wholly owned subsidiary of such company or vice versa;

(vi) our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

(vii) our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;

(viii) a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies; or

(ix) the transformation of us into another type of company.

     Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) a transfer of all of our shares to another company in order to make us a wholly owned subsidiary of such company or vice versa, (b) a spin-off and, (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

     Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to Resolution 2,689 of CMN, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership.

     The BOVESPA operates a clearing house through CBLC. CBLC is also responsible for settlement and custody of the shares.

Other Dispositions

     In addition to the provisions already described in this annual report, the Brazilian corporate law and current regulations set forth, among others:

• upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

• if provided for in the by-laws, disputes among our shareholders will be subject to arbitration; our by-laws currently do not provide for arbitration;

• upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares considering the total number of outstanding shares;

• members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders; and

• the chairman of any shareholders’ or board of directors’ meeting will disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

     10C. Material Contracts

     The two sections below summarize our material contracts. They are qualified by reference to the agreements that are filed as exhibits to this annual report.

     The Sendas Shareholders’ Agreement

     On September 16, 2005, Sendas S.A., our subsidiary Sé Supermercados Ltda., or Sé Supermercados, we and investment funds of the AIG Group entered into an amended and restated shareholders’ agreement, or the Sendas Shareholders’ Agreement, establishing our respective rights and obligations in the Sendas Association. Sendas S.A. and we hold 50% of the voting capital of the Sendas Association, respectively. Among other provisions, the Sendas Shareholders’ Agreement provides for the following rights and obligations among the parties:

• the board of directors of the Sendas Association is made up of 13 regular members and five alternates; as long as each of us and Sendas S.A. continues to own shares representing 50% of the voting capital of the Sendas Association, Sendas S.A. is entitled to appoint five members and two alternates and we are entitled to appoint seven members and two alternates, the AIG Group, which is an intervening consenting party to the Sendas Shareholders’ Agreement, is entitled to appoint one member and the respective alternate;

• in order to establish a quorum, a majority of the members of the board must be present; resolutions are approved by the majority vote of the board members present; however, any two directors appointed by Sendas S.A. can veto resolutions of the board of directors that are not covered by the business purpose of the Sendas Association;

• we have the right to appoint all executive officers of the Sendas Association, which enables us to be fully responsible for the operating and administrative management of the Sendas Association;

• as long as each of us and Sendas S.A. continues to own shares representing 50% of the voting capital of the Sendas Association, shareholders’ resolutions must be supported by both of Sendas S.A. and us; if the voting capital participation of any of us falls below 50%, the shareholders’ resolutions will be taken by simple majority; in such case, however, the minority shareholder will be given the right to veto certain major corporate decisions, such as amendments to the by-laws of the Sendas Association regarding its capital stock, the issuance of securities and dividend policies, mergers, spin-offs and other corporate actions; such veto right will exist provided that the minority shareholder continues to own more than 25% of the voting capital of the Sendas Association;

• as long as the AIG Group is a shareholder of the Sendas Association, it will have veto rights regarding certain major corporate decisions;

• each of Sendas S.A. and us has a right of first refusal in the event that the other party wishes to dispose of its shares;

• in the event that PAIC Participações Ltda., or PAIC, Península Participações Ltda. or Península, and Mr. Abilio Diniz decide to transfer, either directly or indirectly, our equity control or the equity control of our subsidiary Sé Supermercados, Sendas S.A. will be entitled to cause us to purchase all of its shares of the Sendas Association; on October 19, 2006, Sendas notified its put option exercise to us based on a transaction with the Casino Group in 2005, which would have constituted a change of control of CBD. We responded to the notification informing that the option is not exercisable on grounds that the transaction between Diniz group and Casino group did not constitute a transfer of our control and therefore it should not constitute a trigger to the put option right. On October 31, 2006, we were notified by the Fundação Getúlio Vargas Arbitration Chamber (Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV) of the arbitration proceeding initiated by Sendas. On March 13, 2007, we and Sendas executed the arbitration submission agreement, which marked the initiation of the arbitration proceeding. During the proceeding, we and Sendas submitted petitions and documents to the arbitral tribunal and a preliminary hearing was held on October 4, 2007. On April 29, 2008, the Fundação Getúlio Vargas Arbitration Chamber, ultimately expressed an opinion, which is favorable to CBD, that the transaction with the Casino Group in 2005 did not constitute a change of control of CBD as claimed by Sendas. Accordingly, the claims formalized by Sendas in the arbitration proceeding were denied, specifically the request for the recognition of its alleged right to exercise the put of its shares in Sendas Distribuidora and promptly receive the total amount in cash.

• in the event that the controlling shareholder of Sendas S.A. receives from a third party an offer for disposal of the equity control of (i) Sendas S.A. and/or (ii) the controlling shareholder of Sendas S.A., we are entitled to either exercise a right of first refusal with regard to the shares being offered or we may acquire, at a price to be determined in accordance with the provisions of the Sendas S.A. Shareholders’ Agreement, all of the shares of the Sendas Association held by Sendas S.A.;

• Sendas S.A. may at any time exercise the right to exchange all or a portion of its paid-in shares in the Sendas Association for preferred shares of our capital stock; in such case, we may either (i) agree to the share exchange; or (ii) purchase in cash, at a transfer price to be determined in accordance with the provisions of the Sendas S.A. Shareholders’ Agreement, the shares upon which the right of share exchange has been exercised; or (iii) exchange the shares through a capital increase, merger or other corporate action.

Barcelona Comércio Shareholders’ Agreement

     Within the scope of our acquisition of 60% of the total voting capital of Barcelona Comércio, we entered into a shareholders’ agreement with Assai’s former controlling shareholders that established a put and call option related to the 40% ownership interest in Barcelona Comércio owned by these former controlling shareholders.

     According to the shareholders’ agreement, in case the call or put options are exercised, the purchase or sales price shall be calculated as follows:

1) The highest amount of seven times EBITDA and 35.16% of net sales over the last 12 months immediately prior to the Option exercise date, deducting net indebtedness and contingencies with probable unfavorable outcome; if the EBITDA margin is lower than 4.625%, only the seven times EBITDA criterion will be taken into account; or

2) The initial purchase value net of distributed dividend, restated by IPCA plus 6.5% p.a. The exercise of the put and call options is subject to the following conditions:

• if the chairman of Barcelona Comércio does not meet certain parameters set forth in the shareholders’ agreement, the put and call options may be exercised by calculating the sales price pursuant to criterion 1 mentioned above;

• if the chairman of Barcelona Comércio resigns or if the chairman fails to attend more than 1/3 of the Board meetings held during a given fiscal year, the put and call options may be exercised by calculating the sales price pursuant to the lower value of criterion 1 or 125% of the sales price resulting pursuant to criterion 2 mentioned above;

• at any moment, until December 31, 2011, the put and call options may be exercised by calculating the sales price pursuant to the higher value of criterion 1 or 125% of the sales price calculated pursuant to criterion 2 mentioned above;

• from January 1 to January 15 of each calendar year between 2012 and 2014, the put and call options may be exercised by calculating the sales price pursuant to the higher value of criterion 1 or criterion 2 mentioned above; or

• if the chairman of Barcelona deceases or becomes disabled, the put and call options may be exercised by calculating the sales price pursuant to criterion 1 mentioned above.

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

     This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of CMN, dated as of January 26, 2000, as amended, a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Brazilian Tax Considerations”), the investor will be also subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution 2,689. See “Item 10E. Additional Information — Taxation — Brazilian Tax Considerations.”

     Under Resolution 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

     Pursuant to Resolution 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

• appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

• appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

• complete the appropriate foreign investor registration form;

• register as a foreign investor with the CVM; and

• register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

     Investors under Resolution 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item 10E. Additional Information — Taxation — Brazilian Tax Considerations.”

     10E. Taxation

     This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposal of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Brazilian Holder”). It is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

     Taxation of Dividends

     Dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us to the depositary in respect of preferred shares underlying ADS or to a Non-Brazilian Holder in respect of preferred shares, are exempt from withholding income tax.

     Distribution of Interest on Shareholders’ Equity

     In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making dividend distributions. Such interest is calculated by reference to the TJLP (long term interest rate) as determined by the Brazilian Central Bank from time to time and cannot exceed the greater of:

• 50% of the net income (after the deduction of social contribution on net profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

• 50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for purposes of calculating Brazilian corporate income tax and social contribution on net profits as far as the limits described above are observed. Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (“Low or Nil Taxation Jurisdiction”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

     Taxation of Gains

     According to Law No. 10,833 of December 29, 2003, capital gains realized on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to other non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil. In this sense, on the disposal of the preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposal is conducted in Brazil or abroad and with a Brazilian resident or not.

     Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident. As a result, gains on a disposal of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to a non-Brazilian resident in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed with the Brazilian Central Bank. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a resident in a Low or Nil Taxation Jurisdiction, if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain subject to taxation. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction .

     Under Brazilian law, income tax rules on such gains can vary, depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder before the Central Bank and how the disposal is carried out, as described below.

     Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

• exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, of January 26, 2000, (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

• subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

     Any other gains assessed on a disposal of the preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for a resident in a Low or Nil Taxation Jurisdiction or yet where the local legislation imposes restrictions on the disclosure of the shareholding composition, of the ownership of the investment or of the identity of the effective beneficiary of the income attributed to non-residents, which, in this case, is subject to income tax at the rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

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

     As a general rule, the gains realized as a result of a disposal of preferred shares or ADSs is the positive difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

     There is no assurance that the current preferential treatment for Non-Brazilian Holder of ADSs and 2,689 Holder of preferred shares will continue or that it will not be changed in the future.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the preferred shares or ADSs by a Non-Brazilian Holder will be subject to Brazilian taxation at the same rate applicable to the sale or disposal of preferred shares.

     Discussion on Low or Nil Taxation Jurisdictions

      On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime”, considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. In principle, the best interpretation of Law No. 11,727/08 lead us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction. The provisions of Law No. 11,727/08 that refer to the “privileged tax regime” came into effect on January 1, 2009.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of preferred shares or ADSs by a Non-Brazilian Holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by the Non-Brazilian Holder within such states to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of preferred shares or ADSs.

     Tax on Bank Account Transactions (CPMF)

     Until December 31, 2007, as a general rule, transactions carried out in Brazil that resulted in the transfer of funds from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions (“CPMF Tax”), at the rate of 0.38% .

     However, as of January 2008, the CPMF Tax is no longer in force. The Brazilian government may attempt to reestablish the CPMF Tax or to create an equivalent tax, by submitting a new proposal to the Brazilian Congress, which did not occur as of the date of this Form 20-F. In the event CPMF is reestablished or an equivalent tax is created, it will apply only after a period of 90 (ninety) days have elapsed after enactment of the respective introductory legislation (“vacatio legis”) and only in regard with respect to future transactions.

     Taxation of Foreign Exchange Transactions (IOF/Câmbio)

     Pursuant to Decree No. 6,306, dated December 14, 2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38% . However, exchange transactions carried out by 2,689 Holders for investments in the Brazilian financial and capital markets are currently subject to IOF/Exchange at a zero percent rate. In any case, the Brazilian government may increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

     Tax on Bonds and Securities Transactions (IOF/Títulos)

     Pursuant to Decree No. 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian stock, futures and commodities exchanges. As a general rule, the rate of this tax is currently zero, although the Brazilian Government may increase such rate up to 1.5% per day, but only with respect to future transactions.

U.S. Federal Income Tax Considerations

     The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

     This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

     Taxation of Distributions

     In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations—Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, under current law, the U.S. dollar amount of dividends received in taxable years beginning on or before December 31, 2010 by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

     Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian income tax imposed or withheld on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax on dividends could be affected by future actions that may be taken by the IRS.

     Taxation of Capital Gains

     Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates (which rates are scheduled to increase on January 1, 2011). The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian income tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

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

     Since late 1999, we have adopted a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of the CDI rate. Amounts are normally consummated with the same financial institutions and for the same maturity periods. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

     We have a policy of entering into contracts only with parties that have high credit ratings. The counter-parties to these contracts are major financial institutions. We do not anticipate a credit loss from counter-party non-performance.

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

     We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, foreign currency fluctuations and existing issuances of fixed rate debt, foreign currency fluctuations and existing issuances of variable rate debt. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments. Among other facilities, we also use bank loans to meet our financing requirements, originally denominated in U.S. dollars and swapped to obligations in reais accruing interest based on the CDI rate.

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2008. See notes 13 and 14 to our financial statements.

	As of December 31, 2008

	Expected Maturity Date

						There-		Fair	Annual Average
	2009	2010	2011	2012	2013	after	Total	Value	Interest Rate

					(millions of reais)
Assets:
Cash and banks in reais	263.9	-	-	-	-	-	263.9	263.9
Cash equivalents
denominated in reais	1,361.7	-	-	-	-	-	1,361.7	1,361.7	103.8% of CDI

Total cash and cash
equivalents	1,625.6	-	-	-	-	-	1,625.6	1,625.6

Liabilities:
Loans and financing
Floating rate,									4,1% over basket
denominated in US									of foreign
dollars	10.6	0.9	-	-	-	-	11.5	11.5	currencies (**)
Floating rate,
denominated in US
dollars (*)	160.6	279.1	402.1	76.2	-	-	918.0	918.0	104.3% of CDI
Floating rate,
denominated in US
dollars (*)	8.9	-	-	-	-	-	8.9	8.9	95.4% of CDI
Floating rate,
denominated in reais	-	930.8	-	-	-	-	930.8	930.8	105% of CDI
Floating rate,
denominated in reais	-	430.2	-	-	-	-	430.2	430.2	93.8% of CDI
Floating rate,
denominated in reais	89.2	37.1	37.6	34.5	-	-	198.4	199.4	3.4% over TJLP
Floating rate,
denominated in reais	31.3	26.9	3.9	1.7	0.6	38.5	103.0	103.0	109.6% of CDI

Total loans and financing	300.6	1,705.0	443.6	112.4	0.6	38.5	2,600.8	2,601.8

Debentures
Floating rate, denominated
in reais	36.9	-	259.3	259.3	259.3	-	814.8	775.8	0.5% over CDI

Unrealized losses on cross-
currency interest rate swaps	-	-	-	-	-	-	-	-

Total Debentures	36.9	-	259.3	259.3	259.3	-	814.8	775.8

(*) We entered into cross-currency interest rate swaps in the same amount to mitigate our exposure to exchange rate variations.
(**) Based on a basket of foreign currencies to reflect BNDES’s funding portfolio
The annual TJLP, which is modified quarterly, was as follows:

	Three months
	ended March 31,
	2009	2008	2007	2006

IGP-M(1)	-0.9%	9.8%	7.8%	3.8%
CDI (2)	2.9%	12.4%	11.8%	15.0%
TR (3)	0.4%	1.6%	1.5%	2.0%

(1) Índice Geral de Preços ¯ Mercado (general price index) compiled by the Fundação Getúlio Vargas.
(2) Certificado de Depósito Interbancário (interbank variable interest rate), annualized rate at the end of each period.
(3) Taxa Referencial (reference rate)

     We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt. As of December 31, 2008, we had no committed line of credit agreements, other than the BNDES contracts. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a discussion of these agreements.

Foreign Currency Exchange Rate Risk

     We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. We are principally exposed to fluctuations of the exchange rate with the U.S. dollar. Additionally, certain lines of credit agreements entered into with BNDES are subject to indexation based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Since January 1, 2004 and through December 31, 2008, the U.S. dollar depreciated by 23.6% against the real, and as of December 31, 2008, the commercial market rate for purchasing U.S. dollars was R$2.3367 to U.S.$ 1.00. In the first three months of 2009, the real depreciated by 0.9% against the U.S. dollar, and as of March 31, 2009, the commercial market rate for purchasing U.S. dollars was R$2.3152 to U.S.$1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2008 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$19.3 million at December 31, 2008 compared to R$14.3 million at December 31, 2007. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

     The table below provides information on our debt outstanding as of December 31, 2008.

	Expected Maturity Date

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value

	(millions of reais)
Loans and financing
Foreign currencies (**)	10.6	0.9	-	-	-	-	11.5	11.5
US dollars (*)	169.5	279.1	402.1	76.2	-	-	926.9	926.9
reais	120.5	1,425.0	41.5	36.2	0.6	38.5	1,662.4	1,663.4

Total loans and
financing	300.6	1,705.0	443.6	112.4	0.6	38.5	2,600.8	2,601.8

Debentures						-
reais	36.9	-	259.3	259.3	259.3	-	814.8	775.8

Total Debentures	36.9	-	259.3	259.3	259.3	-	814.8	775.8

(*) Originally US dollar-denominated and swapped to CDI.
(**) Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

     Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 13 and 14 to the financial statements. As of December 31, 2008, the originally U.S. dollar-denominated debt of R$926.9 million (2007 – R$1,147.8 million) which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date

									Average
								Fair Value	Paying	Average
						There–		of (Assets)	Rate in	Receiving
	2009	2010	2011	2012	2013	after	Total	Liabilities	reais	Rate

Cross currency and
interest rate
swap contracts
notional amount									102.2%	5.3% over
US dollars to reais	142.4	180.8	365.1	68.0	-	-	756.3	109.6	over CDI	U.S.dollar

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

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

     The effectiveness of internal controls over financial reporting as of December 31, 2008 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements. Ernst & Young’s attestation report on our internal controls over financial reporting is included herein as Exhibit 15.1.

ITEM 16. [RESERVED]

     16A. Audit Committee Financial Expert

     Our board of directors has determined that we do not appoint an audit committee financial expert (as defined under the rules and regulations of the SEC). We believe that the combined knowledge, skills and experience of the members of our Fiscal Council enable them, as a group, to act effectively in the fulfillment of their tasks. In addition, the members of our Fiscal Council have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

     16B. Code of Ethics

     In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer and controller. The code of ethics is available at our website www.gpa-ri.com.br. Information from that website is not incorporated by reference into this document.

     16C. Principal Accountant Fees and Services

     Ernst & Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2008 and 2007. The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes for services performed in 2008 and 2007, and a breakdown of these amounts by category of service:

	2008	2007

	(millions of reais)(1)
Audit Fees	5.7	6.1
Audit–Related Fees	0.2	1.3
Total	5.9	7.4

________________

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

     Pre-Approval Policies and Procedures

     The board of directors approves all audit, audit-related, tax and other services provided by Ernst & Young Auditores Independentes. Any services provided by Ernst & Young Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the board of directors prior to any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2008, none of the fees paid to Ernst & Young Auditores Independentes were approved pursuant to the de minimis exception.

     16D. Exemptions from the Listing Standards for Audit Committees

     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we were required to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Fiscal Council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). In our assessment, our Fiscal Council is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A 3. For a further discussion of our Fiscal Council and the audit committee exemption, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Fiscal Council.”

     16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     The following table shows the results of the share buy-back program for the Company’s preferred shares which was completed on April 18, 2009 for a total amount of US$5.6 million.

	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Program (3)	Maximum Number of Shares that May Yet Be Purchased Under the Program
January 19-30, 2009	177,400	US$15.08	177,400	Not applicable
February 2-27, 2009	128,300	US$15.28	128,300	Not applicable
March 2-19, 2009	63,900	US$15.41	63,900	Not applicable
April 1-18, 2009	-	-	-	Not applicable

(1) All shares were purchased through a publicly announced program, in open-market transactions on the BOVESPA and on the NYSE.
(2) For the purposes of this calculation, the purchases made on the BOVESPA were translated from nominal reais into U.S. dollars at the commercial selling rate of June 9, 2009 (R$1.9385 to U.S.$ 1.00) .
(3) The share buyback program was approved by our board of directors on January 19, 2009, in accordance with applicable Brazilian legislation. We were authorized to buy back up to an aggregate of 3,000,000 preferred shares, including those traded in the form of ADRs, representing approximately 2.21% of our outstanding preferred capital as of December 31, 2008. The program was terminated on April 18, 2009. A total of 369.600 preferred shares were purchased at an average price of US$15.21 per share.

     16F. Change in Registrant’s Certifying Accountant

     Not applicable.

     16G. Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

     We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on BOVESPA, we are required to comply with the corporate governance standards set forth in the Brazilian Corporate Law, and the rules of CVM. The following is a summary of those differences.

Independence of Directors and Independence Tests

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.

     While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz Group, five representatives of the Casino Group, and four external directors.

Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

     Our board of directors consists of fourteen members elected by our shareholders, all of whom are non-management directors.

Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee and a Corporate Governance Committee.

People Management Policies Committee

     NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

     We are not required under applicable Brazilian law to have a compensation committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

     We do, however, have a Human Resources and Compensation Committee, which, among other assignments, reviews management compensation. For further information on our Human Resources and Compensation Committee, see “Item 6C. Directors, Senior Management and Employees — Board Practices — Committees.”

Audit Committee and Audit Committee Additional Requirements

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law.

     The Brazilian Corporate Law requires companies to have a permanent or non‑permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting.  If a non-permanent Fiscal Council is established, meetings of such Fiscal Council shall be convened upon request of shareholders representing a certain percentage of the share capital of the company, as set forth in the Brazilian Corporate Law. The Fiscal Council operates independently from management and from a company’s external auditors.  Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     We have a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings at least every three months. In order to comply with the exemption requirements that allow our Fiscal Council to act as an audit committee pursuant to SEC rules, our board of directors approved the delegation to the Fiscal Council of certain additional responsibilities and the Fiscal Council and the board of directors adopted an additional charter that delegates to the Fiscal Council the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian Corporate Law. For further information on our Fiscal Council, see “Item 6C. Directors, Senior Management and Employees—Board Practices.”

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

     Our board of directors is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected. However, any issuance of new shares that exceeds such authorized capital is subject to shareholder approval.

Corporate Governance Guidelines

     Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We have adopted and observed corporate governance guidelines in accordance with Brazilian legislation, including a disclosure policy which requires, among other things, the disclosure of our corporate governance guidelines, material facts and annual Financial Reports. In addition, we have adopted and observed a policy on business conduct and ethics.

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.

     Although we were not required to adopt a code of ethics, we implemented a code of ethics in 2000 to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2005. For more information about our code of ethics, see “Item 16B – Code of Ethics”.

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council / audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit department and our compliance department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our Board of Directors and Fiscal Council and our compliance department reports to our chief financial officer.

Sarbanes Oxley Act of 2002

     We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. We have filed the relevant officer certifications under Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal controls over financial reporting as Exhibits 12.1 and 12.2 to this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The consolidated financial statements, together with the Reports of Independent Registered Public Accounting Firms, are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended* (7)

2.(a)	Form of Amended Deposit Agreement, among us, The Bank of New York, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(1)

4.(b)(1)	Partnership Agreement dated February 5, 2004, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(2)

4.(b)(2)	2nd Addendum to and Restatement of the Shareholders Agreement of Sendas Distribuidora S.A. dated September 16, 2005, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(4)

4.(b)(3)	Joint Venture Agreement dated as of May 3, 2005 among Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., Casino Guichard Perrachon S.A., and Companhia Brasileira de Distribuição.(2)

4.(b)(4)	Conditional Put Option Agreement dated as of November 27, 2006 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.(*)

4.(b)(5)	Private Instrument of Institution of Usufruct dated as of July 8, 2005 among Vieri Participações S.A., Casino Guichard Perrachon, Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda. and Companhia Brasileira de Distribuição.(2)

4.(b)(6)	Technical Assistance Agreement dated as of July 8, 2005 by and between us and Casino Guichard Perrachon.(3)

4.(b)(7)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda. (4)

4.(b)(8)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda. (4)

4.(b) (9)	Wilkes’ Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.* (5)

4.(b) (10)	CBD Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.* (5)

4.(b) (14)	English translation of Acordo de Acionistas (Stockholders’ Agreement) of Barcelona Comércio Varejista e Atacadista S.A., as amended.* (7)

6.1	See notes 2(o) to our financial statements for information explaining how earnings per share information was calculated.*

8.1	List of Subsidiaries. See note 3 (s) to our financial statements for information regarding our subsidiaries.*

11.1	Code of Ethics and Conduct. (6)

12.1	Section 302 Certification of the Chief Executive Officer.*

12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
15.1	Report of Independent Registered Public Accounting Firm.*

(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on June 28, 2007.
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on June 21, 2004.
(7)	Incorporated herein by reference to our annual report on Form 20-F filed on [Ï], 2008
*	Filed herewith

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

Dated: June 22, 2009

Report of independent registered public accounting firm

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Miravalles Empreendimentos e Participações Ltda., an equity investment stated at R$110,681 thousand as of December 31, 2007 (R$79,256 thousand as of December 31, 2006), and equity loss of R$28,909 thousand for the year then ended (R$53,191 thousand of equity loss for December 31, 2006). We also did not audit the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios – PAFIDC, a consolidated entity, which statements reflect total assets of R$890,072 thousand as of December 31, 2007 (R$921,357 thousand as of December 31, 2006) and total of revenues of R$131,499 thousand for the year then ended (R$166,981 thousand for December 31, 2006). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those Companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations, shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2008, in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 26 to the consolidated financial statements).

As discussed in Note 2 to the consolidated financial statements and as prescribed by CVM Resolution N°565, the Company has set the transition date for the adoption of the new accounting practices introduced by Law 11,638/07 and MP 449/08 as of January 1, 2007. Accordingly, the financial statements for the year ended December 31, 2006 have not been adjusted to reflect the changes in the accounting practices adopted in Brazil.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 26, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni

São Paulo, Brazil
February 26, 2009 (except for Note 26, as to which date is June 15, 2009)

Report of independent registered public accounting firm

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

We have audited Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia Brasileira de Distribuição’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Companhia Brasileira de Distribuição and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2008 and 2007, and related consolidated statements of income, shareholder’s equity, cash flows and value added for each of the three years in the period ended December 31, 2008 and our report dated February 26, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S. CRC-2-SP-015199/O-6

Sergio Citeroni
Partner

São Paulo, Brazil
February 26, 2009

Companhia Brasileira de Distribuição

Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of reais)

	2008	2007

		Restated

Assets
Current Assets
Cash and cash equivalents	263,910	414,013
Marketable securities	1,361,702	650,119
Accounts receivable , net	1,519,966	1,362,473
Inventories	1,570,863	1,534,242
Recoverable taxes	322,368	379,935
Deferred income taxes	94,358	88,128
Accounts receivable from vendors	356,962	453,889
Other	162,347	119,345

Total current assets	5,652,476	5,002,144

Noncurrent assets
Long-term assets
Accounts receivable	374,618	371,221
Recoverable taxes	283,861	141,791
Deferred income taxes	1,035,716	1,047,426
Related parties	276,472	258,232
Restricted deposits for legal proceedings	250,595	205,000
Other	39,355	47,466

Total long term assets	2,260,617	2,071,136

Permanent assets
Investments	113,909	110,987
Property and equipment, net	4,859,481	4,846,512
Intangible assets	659,710	719,477

Total permanent assets	5,633,100	5,676,976

Total non-current assets	7,893,717	7,748,112

Total assets	13,546,193	12,750,256

	2008	2007

		Restated

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	2,409,501	2,339,262
Loans and financing	300,580	1,440,570
Debentures	36,861	29,765
Payroll and related charges	224,103	173,053
Taxes and social contributions payable	110,234	102,418
Related parties	12,433	13,106
Dividens payable	67,994	50,084
Financing due to purchase of real estate	45,747	15,978
Rentals payable	42,130	44,159
Other	168,412	162,031

Total current liabilities	3,417,995	4,370,426

Noncurrent liabilities
Loans and financing	2,300,235	970,815
Debentures	777,868	777,024
Taxes paid by installments	200,827	250,837
Provision for contingencies	1,244,125	1,216,189
Other	93,152	77,612

Total noncurrent liabilities	4,616,207	3,292,477

Minority interest	104,275	137,676

Shareholders’ equity
Capital	4,450,725	4,149,858
Capital reserves	574,622	555,185
Revenue reserves	382,369	244,634

	5,407,716	4,949,677

Total liabilities and shareholders’ equity	13,546,193	12,750,256

See accompying notes.

Companhia Brasileira de Distribuição

Consolidated statements of income
Years ended December 31, 2008, 2007 and 2006
(In thousands of reais, except earnings per thousand shares)

	2008	2007	2006

			Not
		Restated	Restated

Gross sales	20,856,769	17,642,563	16,460,296
Taxes on sales	(2,823,659)	(2,739,676)	(2,579,893)

Net ofsales	18,033,110	14,902,887	13,880,403
Cost of sales	(13,279,497)	(10,724,499)	(9,962,965)

Gross profit	4,753,613	4,178,388	3,917,438

Operating (expenses) income
Selling	(2,857,116)	(2,646,845)	(2,503,852)
General and administrative	(574,023)	(539,175)	(527,145)
Depreciation and amortization	(604,743)	(546,648)	(547,943)
Net financial expenses	(316,788)	(201,809)	(220,627)
Equity pickup results	2,922	(28,923)	(53,197)
Other operating income (expenses), net	(10,914)	(9,084)	(323,229)

	(4,360,662)	(3,972,484)	(4,175,993)

Income (loss) before income and social contribution
taxes and employees’ profit sharing and minority
interest	392,951	205,904	(258,555)
Income and social contribution taxes	(111,006)	(13,558)	(1,472)

Income (loss) before employees' profit sharing
and minority interest	281,945	192,346	(260,027)
Employees’ profit sharing	(22,173)	(13,399)	(13,421)
Minority interest	655	6,708	358,972

Net income	260,427	185,655	85,524

Outstanding shares (in thousand shares) at the
year end	235,249	227,920	227,543

Net income for the year per thousand shares	1.11	0.81	0.38

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of changes in shareholders’ equity – parent company
Years ended December 31, 2008, 2007 and 2006
(In thousands of reais)

		Capital
		Reserve		Revenue reserves

		Goodwill					Retention
	Share	special	Granted			Unrealized	of	Retained
	capital	reserve	options	Legal	Expansion	earning	earnings	earnings	Total

Balances at December 31, 2005	3,680,240	-	-	118,797	240,460	-	212,875	-	4,252,372

Capitalization of reserves	267,177	-	-	-	(240,460)	-	(26,717)	-	-
Stock options exercised	7,212	-	-	-	-	-		-	7,212
Appropriation of reserve	-	-	-	-	167,542	-	(167,542)	-	-
Merger of parent company	-	517,331	-	-	-	-	-	-	517,331
Net income for the year	-	-	-	-	-	-	-	85,524	85,524
Appropriation of net income to legal
reserve	-	-	-	4,276	-	-	-	(4,276)	-
Dividends proposed	-	-	-	-	-	-	-	(20,312)	(20,312)
Transfer to retention of earnings reserve	-	-	-	-	-	-	60,936	(60,936)	-

Balances at December 31, 2006	3,954,629	517,331	-	123,073	167,542	-	79,552	-	4,842,127

Capitalization of reserves	186,158	-	-	-	(167,542)	-	(18,616)	-	-
Stock options exercised	9,071	-	-	-	-	-	-	-	9,071
Allocation of reserves	-	-	-	-	54,842	-	(54,842)	-	-
First adoption of Law 11,638/07 and
Provisional Measure 449/08	-	-	12,685	-	-	-	-	(74,946)	(62,261)
Recognized granted option	-	-	25,169	-	-	-	-	-	25,169
Net income for the year	-	-	-	-	-	-	-	185,655	185,655
Appropriation of net income to legal
reserve	-	-	-	10,544	-	-	-	(10,544)	-
Dividends proposed	-	-	-	-	-	-	-	(50,084)	(50,084)
Transfer to retention of earnings reserve	-	-	-	-	-	-	150,250	(150,250)	-

Balances at December 31, 2007	4,149,858	517,331	37,854	133,617	54,842	-	156,344	(100,169)	4,949,677

Companhia Brasileira de Distribuição

Consolidated statements of changes in shareholders’ equity – parent company
Years ended December 31, 2008, 2007 and 2006
(In thousands of reais)

		Capital
		Reserve		Revenue reserves

		Goodwill					Retention
	Share	special	Granted			Unrealized	of	Retained
	capital	reserve	option	Legal	Expansion	earning	earnings	earnings	Total

Balances at December 31, 2007	4,149,858	517,331	37,854	133,617	54,842	-	156,344	(100,169)	4,949,677

Capitalization of reserves	60,936	-	-	-	(54,842)	-	(6,094)	-	-
Stock options exercised	22,070	-	-	-	-	-	-	-	22,070
Private subscription of shares	217,861	-	-	-	-	-	-	-	217,861
Recognized granted option	-	-	19,437	-	-	-	-	-	19,437
Net income for the year					-	-	-	260,427	260,427
Appropriation of net income to legal reserve		-	-	13,021	-	-	-	(13,021)	-
Dividends proposed	-	-	-	-	-	-	95	(61,851)	(61,756)
Transfer to retention of earnings reserve	-	-	-	-	-	-	85,386	(85,386)	-

Balances at December 31, 2008	4,450,725	517,331	57,291	146,638	-	-	235,731	-	5,407,716

See accompanying notes.

Companhia Brasileira de Distribuição

Statements of cash flow
Years ended December 31, 2008, 2007 and 2006
(In thousands of reais)

	Year ended December 31

	2008	2007	2006

			Not
		Restated	restated

Cash flow from operating activities
Net income	260,427	185,655	85,524
Adjustment to reconcile net income to
cash from operating activities
Deferred income tax benefit	(33,300)	(36,162)	(90,729)
Loss on sale of permanent assets	11,103	10,978	70,223
Net gains from shareholding dilution	-	-	(58,151)
Depreciation and amortization	604,743	546,648	547,943
Unrealized financial expenses and monetary
and foreign exchange variations	475,197	421,383	489,087
Equity pickup results	(2,922)	28,923	53,197
Provision for contingencies	115,996	71,103	94,010
Provision for property and equipment write-offs
and losses	6,162	2,205	12,685
Provision for goodwill amortization	107,959	-	268,886
Stock option	19,437	25,169	-
Minority interest	(655)	(6,708)	(358,972)
Decrease (increase) in assets
Account receivable	(60,566)	(211,916)	(226,079)
Advances to suppliers and employees	-	-	3,755
Inventories	(36,621)	(215,623)	(116,677)
Recoverable taxes	(77,741)	(19,291)	13,065
Related parties	(20,849)	(6,456)	(39,079)
Judicial deposits	(20,905)	(24,844)	5,159
Other	(34,627)	(29,686)	(14,794)
Increase (decrease) in liabilities
Accounts payables to suppliers	70,239	236,904	373,034
Payroll and related charges	51,050	(6,910)	15,371
Taxes payable	(116,656)	5,853	(165,468)
Other	(76,517)	(417)	89,133

Net cash provided by operating activities	1,240,954	976,808	1,051,123

See accompanying notes.

Companhia Brasileira de Distribuição

Statements of cash flow (Continued)
Years ended December 31, 2008, 2007 and 2006
(In thousands of reais)

	Year ended December 31

	2008	2007	2006

			Not
		Restated	restated

Cash flow from investing activities
Net cash in subsidiaries merger	-	20	-
Increase in investments	-	(224,777)	(4,107)
Property and equipment	(382,200)	(929,028)	(827,665)
Increase in deferred assets	-	-	(28,640)
Increase in intangible assets	(106,118)	(50,883)	(1,322)
Capital increase in subsidiaries	-	(60,553)	(70,444)
Proceeds from sale of property and equipment	3,592	85	13,790

Net cash flow used in investing activities	(484,726)	(1,265,136)	(918,388)

Cash flow from financing activities
Capital increase	88,196	9,071	7,212
Effect on cash and cash equivalents due to
minority shareholders’ contribution	-	12,000	-
Capital reserve increase	-	-	37
Financings capital increase from minority interest
Issuances	680,154	2,491,844	199,549
Repayments	(595,013)	(1,923,190)	(593,238)
Interest paid	(318,001)	(498,464)	(113,568)
Dividends paid	(50,084)	(20,312)	(62,053)

Net cash (used in) provided by financing activities	(194,748)	70,949	(562,061)

Net increase (decrease) in cash and cash equivalents	561,480	(217,379)	(429,326)

Cash and cash equivalents, beginning of year	1,064,132	1,281,511	1,710,837

Cash and cash equivalents, end of year	1,625,612	1,064,132	1,281,511

Cash paid during the year for
Interest (net of amount capitalized)	318,001	498,464	113,568

See accompanying notes.

Companhia Brasileira de Distribuição

Statements of added value
Years ended December 31, 2008, 2007 and 2006
(In thousands of reais)

		Year ended December 31

	Note	2008	%	2007	%	2006	%

Revenues
Sales of goods		20,856,769		17,642,563		16,460,296
Credit written-off		(23,698)		2,138		(15,622)
Other operating revenues		(10,913)		(9,084)		(323,229)

		20,822,158		17,635,617		16,121,445
Inputs acquired from third parties
Cost of goods sold		(15,163,435)		(12,627,855)		(11,946,357)
Materials, electricity, third parties’
services and other		(1,356,238)		(1,354,945)		(1,238,972)

		(16,519,673)		(13,982,800)		(13,185,329)

Gross added value		4,302,485		3,652,817		2,936,116

Retentions
Depreciation and amortization		(611,963)		(565,961)		(559,592)

Net added value produced by entity		3,690,522		3,086,856		2,376,524

Received in transfer
Equity accounting	10	2,922		(28,923)		(53,197)
Minority interest		655		6,708		358,972
Financial revenues	19	291,509		299,748		382,761

		295,086		277,533		688,536

Total added value to distribute		3,985,608	100.0	3,364,389	100.0	3,065,060	100.0

Distribution of added value
Payroll and charges		1,505,745	37.7	1,328,426	39.5	1,259,446	41.1
Salaries		1,034,244	25.8	948,600	28.2	906,456	29.6
Profit sharing		41,656	1.1	13,437	0.4	22,556	0.7
Benefits		338,956	8.5	275,134	8.2	236,002	7.7
Charges		90,889	2.3	91,255	2.7	94,432	3.1
Taxes, fees and contributions		1,182,819	29.7	967,435	28.8	728,459	23.8
Federal		543,677	13.6	312,227	9.4	368,923	12.0
State		536,900	13.5	554,061	16.3	286,858	9.4
Municipal		102,242	2.6	101,147	3.1	72,678	2.4
Third parties capital remuneration		1,036,617	26.0	882,873	26.2	991,631	32.3
Interest Rates		593,048	14.9	466,821	13.8	602,128	19.6
Rentals		443,569	11.1	416,052	12.4	389,503	12.7
Dividends	18	61,851	1.6	50,084	1.5	20,312	0.7

Profit Retention		198,576	5.0	135,571	4.0	65,212	2.1

Total added value distributed		3,985,608		3,364,389		3,065,060

See accompanying notes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

1. The Company

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”.

At December 31, 2008, the Company had 597 stores in operation, as follows:

	Number of stores

Company	2008	2007

Companhia Brasileira de Distribuição	415	400
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	50	52
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	98	102
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	25	15
Xantocarpa Participações Ltda. ("Xantocarpa")	3	-

	597	575

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities in the entire state of Rio de Janeiro.

b) Partnership with Itaú

On July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 10 (e)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

1. The Company (Continued)

d) Acquisition of Barcelona - (“Assai”)

On November 1, 2007, GPA, through a company owned by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), acquired shares representing 60% of the total and voting capital of Barcelona, a new company that received the assets of Assai Comercial e Importadora Ltda., related to activities previously carried out by Assai in the wholesale market. With this acquisition, GPA now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

e) Set-up of Xantocarpa

On October 16, 2008, GPA started cash & carry operations in the state of Rio de Janeiro through Xantocarpa, a company set-up for this purpose, which assumed the operation of 3 stores of Sendas Distribuidora converted into Assai brand. The company’s purpose is the retail and wholesale trade of manufactured products, semi-manufactured products or “in natura” products, whether domestic or international products of any kind and type, nature or quality.

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08

a) Financial statements

The authorization for the issuance of these financial statements took place at the Board Executive Officers meeting held on February 26, 2009.

The financial statements were prepared according to the accounting practices adopted in Brazil and rules issued by Brazilian Securities and Exchange Commission (CVM), observing the accounting guidelines enacted by the Brazilian Corporation Law (Law 6,404/76) which include new provisions, amended and revoked by Law 11,638 of December 28, 2007 and by Provisional Measure 449 of December 3, 2008, and pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08

Pursuant to provisions of CVM Deliberation 565 of December 17, 2008, which approved the technical pronouncement CPC 13 – First-time Adoption of Law 11,638/07 and Provisional Measure 449/08, and in view of requirements stablished by CVM Deliberation 506 of June 19, 2006, the Company defined January 1, 2007 as the transition date for the adoption of the new accounting practices. The transition date is defined as the basis for the adoption of changes in accounting practices adopted in Brazil and represents the reference date as of which the Company prepared its initial balance sheet adjusted in order to comply with these new accounting provisions.

The Company used the option given by CVM Deliberation 565/08 and restated the balances of 2007 in its Comparative Financial Statements as if the new accounting practice had been applied as of January 1, 2007.

These changes to the accounting practices affected the preparation and reporting of financial statements for the years ended on December 31, 2008 and 2007; the effects were measured and recorded by the Company based on the following accounting pronouncements issued by CPC and approved by CVM and Federal Accounting Council:

  Conceptual Structure for the Preparation and Reporting of Financial Statements, approved by CVM Deliberation 539 of March 14, 2008;
  CPC 01 Impairment of Assets, approved by CVM Deliberation 527 of November 1, 2007;
  CPC 03 Statement of Cash Flows, approved by CVM Deliberation 547 of August 13, 2008;
  CPC 04 Intangible Assets, approved by CVM Deliberation 553 of November 12, 2008;
  CPC 05 Disclosure on Related Parties, approved by CVM Deliberation 560 of December 11, 2008;
  CPC 06 Leasing, approved by CVM Deliberation 554 of November 12, 2008;
  CPC 08 Transactions Costs and Premiums on the Issue of Securities, approved by CVM Deliberation 556 of November 11, 2008;
  CPC 09 Statement of Added Value, approved by CVM Deliberation 557 of November 12, 2008;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 (Continued)

  CPC 10 Share-Based Payment, approved by CVM Deliberation 562 of December 17, 2008;
  CPC 12 Present Value Adjustment, approved by CVM Deliberation 564 of December 17, 2008;
  CPC 13 First-Time Adoption of Law 11,638/07 and Provisional Measure 449/08, approved by CVM Deliberation 565 of December 17, 2008, and
  CPC 14 Financial Instruments: Recognition and Measurement, approved by CVM Deliberation 566 of December 17, 2008.

The initial balance sheet as of January 1, 2007 (transition date) was prepared considering the required exceptions and some of the optional exemptions provided by technical pronouncement CPC 13, as listed below:

(i)	Exemption on the classification of financial instruments on the inception date

Despite the fact that CPC 14 determines that the classification of financial instruments must be made on the inception date, for the purposes of first- time adoption CPC 13 authorized these instruments to be classified on the transition date, and the Company chose this option.

(ii)	Exemption on the maintenance of balances in deferred charges until their realization

The Company opted for writing-off the balances recognized in deferred charges on the transition date against the retained earnings account.

(iii)	Exemption on calculation considerations of present value adjustment

The Company calculated the present value adjustment based on contractual information of each transaction that generated monetary assets or liabilities and it used discount rates based on market assumptions prevailing on the transition date.

(iv)	Exemption on the recognition of share-based payment

The Company measured and recognized outstanding share-based payments on the transition date and granted after the transition date, according to the technical pronouncement CPC 10.

(v)	Exemption on the reporting of statements of cash flows and added value not including the corresponding amounts related to the previous year

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 (Continued)

In order to allow comparison, the Company opted for preparing and reporting the statements of cash flows and added value for the year ended December 31, 2007, pursuant to the provisions contained in CPC 03 and CPC 09, respectively. The Company also opted for no longer reporting statements of changes in financial position for the year ended as of December 31, 2008.

(vi) Neutrality for tax purposes related to the first-time adoption of Law 11,638/07 and Provisional Measure 449/08

The Company opted for the Transition Tax Regime (“RTT”) enacted by Provisional Measure 449/08, by means of which the assessments of Corporate Income Tax (“IRPJ”), Social Contribution on Net Income (“CSLL”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) for the 2008-2009 period, are still determined on accounting methods and criteria set forth by Law 6,404 of December 15, 1976, effective on December 31, 2007.

Therefore, deferred income and social contribution taxes calculated over adjustments deriving from the adoption of new accounting practices enacted by Law 11,638/07 and MP 449/08 were recorded in the Company’s financial statements, where applicable, pursuant to CVM Ruling 371. The Company will declare its option in the 2009 Corporate Income Tax Return (“DIPJ”).

(vii) Exception to the recognition of financial leasing effective prior to the transition date and capitalization of contractual initial costs directly related to such leases

For the agreements effective on the transition date and showing characteristics of financial leasing, the Company recorded the leased asset by its fair value in a specific account of property and equipment, or if lower, by the present value of lease minimum payments, on the inception date of the agreement, adjusted by accumulated depreciation and payments calculated from the date of agreement until the transition date. The difference was recorded against retained earnings on the transition date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 (Continued)

(viii) Exception to the goodwill amortization based on the future profitability (goodwill)

Goodwill based on future profitability recorded by the Company was amortized until December 31, 2008.

(ix) Exception to the application of first periodic valuation of the economic-useful life of property and equipment

Until December 31, 2009, the Company will revaluate the estimates of economic-useful life of its property and equipment, used when determining their depreciation and amortization rates. Eventual changes in the estimate of economic-useful life of assets, deriving from this revaluation, if significant, will be treated as change in accounting estimates to be recognized on a prospective basis.

c) Effects of Law 11,638/07 and MP 449/08 Adjustments

Pursuant to disclosure requirements related to the first-time adoption of new accounting practices, in the chart below, the Company is reporting for this year and previous year, for comparison purposes, a brief description and the amounts corresponding to the impacts on shareholders’ equity and income of parent company and consolidated, related to the amendments introduced by Law 11,638/07 and Provisional Measure 449/08.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 (Continued)

c) Effects of Law 11,638/07 and MP 449/08 Adjustments (Continued)

	Net Income		Shareholders' Equity

	2008	2007	2008	2007

Net income and shareholders' equity before amendments
introduced by Law 11,638/07 and MP 449/08	281,360	210,878	5,471,530	5,011,992

Financial leasing (II)	1,798	(2,944)	(1,488)	(3,286)
Financial instruments and derivatives (III)	(12,796)	10,164	(10,255)	2,541
Share-based payments (I)	(19,437)	(25,169)	-	-
Present value adjustment of monetary assets and liabilities (IV)	(5,378)	(1,396)	(10,799)	(5,421)
Write-off of deferred assets (V)	12,412	(896)	(64,765)	(77,177)
Minority interest Law 11,638/07	985	(2,828)	1,127	142
Deferred income and social contribution taxes	1,483	(2,154)	22,366	20,886

Net effects resulting from the application of Law 11,638/07 and MP 449/08	(20,933)	(25,223)	(63,814)	(62,315)

Net income and shareholders' equity adjusted by Law 11,638/07 and MP 449/08	260,427	185,655	5,407,716	4,949,677

(I)
The Technical Pronouncement CPC 10 – Share-Based Payment requires companies to include the effects of share-based payment transactions on their income statement and balance sheet, as well as expenses related to transactions where stock options are granted to employees. As mentioned in Note 18 (g), the Company maintains a Stock Option Plan for its management and main executives.

(II)
The Technical Pronouncement CPC 06 – Leasing requires that transactions which transfer risks and rewards to the lessee must be classified as property and equipment, reflecting the nature of a financed purchase. The effects of change in criterion are outlined in Notes 11 and 21.

(III)
The Technical Pronouncement CPC 14 – Financial Instruments - sets forth that the marketable securities, including derivatives are recorded: (i) at their fair value, when we refer to investments for trading or available for sale; and (ii) at the acquisition cost, whichever is lower. The Company’s instruments are deemed as: (i) fair value hedge to offset risks of exposure to variation in fair value of the hedged item and (ii) derivative financial instrument measured at fair value (Notes 13 and 14).

(IV)
The Technical Pronouncement CPC 12 – Present Value Adjustment establishes that noncurrent monetary assets and liabilities and current assets and liabilities should be adjusted by their present value when significant. The Company calculated the present value adjustment of its assets and liabilities using the weighted average cost of capital (“WACC”) and the terms of payments.

(V)
As provided for in the Provisional Measure – RTT 449/08, the deferred charges line item was removed. The Company’s Management opted to write-off deferred charges on transition date and then recorded expenditures incurred in 2007 and 2008 directly as expenses for those years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 (Continued)

c) Effects of Law 11,638/07 and MP 449/08 Adjustments (Continued)

Due to the elimination of presentation of non-operating income line item pursuant to the new accounting rules, as determined by MP 449/08, the Company reclassified in the statement of income for the years ended December 31, 2008 and 2007, the amounts of R$(10,914) and R$(9,084) in financial statements, respectively, to the other operating income (expenses) item. These amounts are basically represented by income on property and equipment write-off.

As set forth by CPC 08, the Company reclassified transaction costs and premiums on the issuance of financial instruments to the liability account, which were previously recorded as prepaid expenses for the years ended December 31, 2008 and 2007, in the amounts of R$8,381 and R$5,096, respectively.

3. Summary of significant accounting practices

Accounting estimates are used to measure and recognize certain assets and liabilities of financial statements of the Company and its subsidiaries in the preparation of financial statements. The determination of these estimates consider experiences of past and current events, assumptions related to future events and other objective and subjective factors. Significant items subject to estimates include: the selection of useful lives of property and equipments and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the impairment analysis of fixed and intangible assets; deferred income and social contribution taxes; interest rates and terms used when determining the present value adjustment of certain assets and liabilities; the provision for contingencies and actuarial liabilities; the fair value measurement of share-based payments and of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to inaccuracies inherent to the process of their determination. The Company reviews its estimates and assumptions, at least, quarterly.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to U.S.GAAP.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of income

Sales revenues have been stated at their gross amounts; taxes and discounts are stated as deductions of revenues. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized when their value can be measured reliably, all risks and rewards inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is considerably uncertain. Freight costs are included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method as financial revenues/expenses.

b) Translation of foreign currency-denominated balances

i) Functional and presentation currency of the financial statements

The Company’s functional currency is the Brazilian Real, same currency of preparation and presentation of these consolidated financial statements.

ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency (Real) using the exchange rate effective on respective balance sheet dates. Gains and losses resulting from the restatement of these assets and liabilities are recognized as financial revenues or expenses in the statement of income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

c) Financial instruments

Until December 31, 2006, the Company derivatives financial instruments were accounted under the accrual method, based on spot rates as of the balance sheet date. From December 31, 2006, the financial instruments are only recognized as of the date on which the Company becomes party of the contractual provisions of financial instruments. When recognized, these are firstly recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

(i) Financial assets

These are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

Financial assets are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income when incurred as financial revenues or expenses.

•
Investments held to maturity: non-derivative financial assets with fixed or determinable payments with scheduled maturities to which the Company has the intention and the capacity to hold them to maturity. After initial recognition, these are measured by amortized cost through the effective interest rate method. This method uses a discount rate which, when applied to estimated future receipts, along the expected effective term of the financial instrument, results in the net book value of the financial instrument. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the statement of income when incurred as financial revenues or expenses. The Company had no such investments as of December 31, 2007 and 2008.

•
Loans granted and receivables: non-derivative financial assets with fixed or determinable payments but not quoted in an active market. After the initial recognition these are measured by amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the statement of income when incurred as financial revenues or expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

c) Financial instruments (Continued)

The main financial assets recognized by the Company are: cash and cash equivalents, marketable securities, unrealized gains in derivatives operations and trade accounts receivable.

(ii) Financial liabilities

These are classified among the categories mentioned below according to the nature of financial instruments:

  Financial liabilities measured at fair value through income: these include financial liabilities that are usually traded before maturity, liabilities designated in the initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at each balance sheet date. Interest expense, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in the statement of income when incurred.

  Financial liabilities not measured at fair value: non-derivative financial liabilities which usually are not traded before maturity. After initial recognition, these are measured by amortized cost through the effective interest rate method. Interest rates, monetary restatement and exchange variation, where applicable, are recognized in statement of income when incurred.

  The main financial liabilities recognized by the Company are: accounts payable to suppliers, unrealized losses in derivatives operations, loans, financing and debentures.

  Market value: the market value of financial instruments actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, or based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques. These techniques include the use of recent market transactions between independent parties, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

c) Financial instruments (Continued)

(ii) Financial liabilities (Continued)

  Hedge transactions: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and which: (i) are highly correlated concerning changes in their fair value in relation to the fair value of the hedged item, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) the transaction has been documented, including the risk purpose of the hedge, risk management process and methodology used to measure effectiveness; and (iii) considered effective to reduce the risk associated with the hedged item, are classified and recorded as hedge transactions according to their nature:

  Fair value hedge – the gain or loss from remeasuring the hedging instrument at fair value (for a derivative hedging instrument) or the foreign currency component of its carrying amount (for a non-derivative hedging instrument) shall be recognised in profit or loss; and the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognised in profit or loss. This applies if the hedged item is otherwise measured at cost.

d) Cash and cash equivalents

These include cash, balances in checking account, marketable securities redeemable within 90 days of the balance sheets date, as per Company’s policy and with insignificant change in their market value. Marketable securities included in cash and cash equivalents are classified into the “financial assets at fair value through income” category. The detail of these marketable securities by counterparty is stated in Note 4.

e) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

e) Accounts receivable (Continued)

The provision is mainly based on the historical average losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales are financed by FIC (Note 10 (e)).

The Company carries out securitization of its accounts receivables with a special purpose entity, the PAFIDC (Pão de Açúcar Fundo de Investimentos Creditórios). (See also Note 5 (b) and Note 8).

Accounts receivable under commercial agreements result from bonus and discounts obtained from suppliers, which are established contractually, and calculated mainly over volume of purchase, marketing actions, freight costs reimbursement, etc.

f) Inventories

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

g) Investments

Investments in companies where GPA exercises significant control are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

h) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, net of the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11, which takes into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

h) Property and equipment (Continued)

The Company establishes procedures aiming at ensuring that assets are not recorded for an amount higher than that can be recovered by use or sale, pursuant to definitions provided by CPC 01 (impairment of assets).

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are then recorded in the income statement over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

i) Leasing

Until 2006, all leasing agreements were recorded as operational leases. In 2007 and 2008, financial leasing agreements are recognized as property and equipment and loans and financing, at the lower of the present value of mandatory minimum payments or the fair value of asset, including, where applicable, the initial direct costs incurred on the transaction. Implicit interest on recognized liabilities of loans and financing are recorde as interest expense using the effective interest rate method. The Company recognizes financial leasing when at least one of the four conditions below are met: (i) the lease transfers ownership of the property at the end of the lease term, (ii) lease contains a bargain purchase option, (iii) the lease term represents a substantial portion of the useful life of the property, and (iv) the present value of the minimum lease payments exceeds a substancial part of the fair value of the property.

Capitalized assets are depreciated using the straight line method over:

(i) Useful life, if there is an expressed intention to acquire the asset; or
(ii) If not, the lower of, the term of agreement or the asset’s useful life.

Operating lease agreements are recognized as expense on a systematic basis which represents the period in which the benefits over leased asset are obtained, even if these payments do not occur on this basis.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

j) Intangible assets

Goodwill derives from the acquisition of companies, supported by appraisal reports issued by independent experts, based on the expectation of future profitability and was amortized on a straight-line basis for 5 to 10 years until December 31, 2008. As of January 1, 2009 goodwill will no longer be amortized and will be subject to an annual test for impairment.

Intangible assets with defined useful life are amortized according to their estimated economic useful life. Intangible assets with indeterminate useful life are not amortized, but are subject to annual test for impairment analysis.

k) Provision for impairment

Management reviews and evaluates events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment of assets at least on an annual basis. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses. A recoverable value is the highest value between its net sales value and its value in use.

l) Other assets and liabilities

A liability is recognized when the Company has a legal obligation or a liability is established as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of the risks involved. Obligations are recognized at its settlement value.

An asset is recognized when it is probable that its future economic benefits will be generated to the benefit of the Company and its cost or value can be reliably measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months. In other cases, these are stated as noncurrent.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

m) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the statement of income.

The credits derived from non-cumulative PIS and COFINS are deducted from cost of goods sold. The PIS and COFINS debits related to financial income and PIS and COFINS credits derived from financial expenses are also deducted in these line items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) is calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution were related to tax tax losses carryforward, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors. The Company does not have governmental subsidies or assistance.

n) Share-based payments

The main executives and managers of the Company receive share-based payments as part of their compensation. The Company recognizes expense for its share-based compensation based on the fair value of the awards as of the grant date. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model that have no vesting restrictions and are fully transferable. Until 2006, such expenses were not recorded, but only disclosed in the footnotes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

o) Present value adjustment of assets and liabilities

Long-term monetary assets and liabilities are adjusted by their present value, and short term, when the effect is considered relevant when compared to the financial statements taken as a whole. The present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and in certain cases, implicit interest rates of respective assets and liabilities.

Thus, the interest is recorded as financial expenses and revenues in the income statement by the effective interest rate method.

Implicit interest rates were determined based on assumptions and are considered accounting estimates.

p) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies for provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provision for contingencies is recorded based on legal counsel’s opinions in amounts considered sufficient to cover probable losses.

q) Statements of cash flows and added value

The statements of cash flows were prepared and reported pursuant to CVM Deliberation 547 of August 13, 2008 which approved the technical pronouncement CPC 03 – Statements of Cash Flows, issued by the Brazilian Committee on Accounting Pronouncements (CPC). The statements of added value were prepared and are reported pursuant to CVM Deliberation 557 of November 12, 2008 which approved the technical pronouncement CPC 09 – Statement of Added Value, issued by CPC.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

r) Earnings per share

The calculation was made in accordance with the “net income/number of outstanding shares” ratio. Pursuant to the Brazilian Corporation Law, earnings may be: distributed, used for capital increase, or in the composition of the profit reserve for expansion based on the Company’s capital budget.

s) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation practices prescribed by the Brazilian Corporation Law and CVM Ruling 247, and include the financial statements of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa. The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

Interest in Investees - %				At December 31, 2008

Investor			Sendas		PA		CBD	CBD
companies	Novasoc	Sé	Distribuidora	PAFIDC	Publicidade	Barcelona	Holland	Panamá	Xantocarpa

Direct
CBD	10.00	93.10	14.86	8.50	99.99	-	100.00	-	-

Indirect

Novasoc	-	6.90	-	0.66	-	-	-	-	-
Sé	-	-	42.57	0.33	-	60.00	-	-	-
Holland	-	-	-	-	-	-	-	100.00	-
Sendas	-	-	-	-	-	-	-	-	99.99

Interest in Investees - %				At December 31, 2007

Investor			Sendas		PA		CBD	CBD
companies	Novasoc	Sé	Distribuidora	PAFIDC	Publicidade	Barcelona	Holland	Panamá	Sevilha

Direct

CBD	10.00	93.05	-	6.17	99.99	-	100.00	-	-

Indirect

Novasoc	-	6.95	-	0.49	-	-	-	-	-
Sé	-	-	42.57	0.24	-	60.00	-	-	99.99
Holland	-	-	-	-	-	-	-	100.00	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

3. Summary of significant accounting practices (Continued)

Although the Company’s interest in Novasoc represents 10% of its quotas, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc, pursuant to a shareholders’ agreement. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the subsidiaries, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the annual consolidated financial statements.

Pursuant to CVM Ruling 408 as of August 18, 2004, as of the first quarter of 2005, the Company is consolidating PAFIDC’s financial statements, a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fac that most of risks and benefits related to the fund’s profitability are linked to subordinated quotas maintained by the Company.

Since prevailing decisions related to the operational management of FIC lies with Itaú, CVM, through official memorandum CVM/SNC/006/09 authorized FIC to be included in the consolidated financial statements of Itaú. Thus, the Company valued its investment in Miravalles by the equity method. The financial statements of Miravalles for the years ended at December 31, 2008 and 2007 were audited by other independent auditors.

According to the authorization granted by CVM through official memorandum CVM/SNC/013/08, the following subsidiaries were excluded from the Company’s consolidated financial statements: Bellamar Empreendimentos e Participações Ltda., Vancouver Empreendimentos e Participações Ltda., Bruxelas Empreendimentos e Participações S.A. and Dallas Empreendimentos e Participações S.A., whose capital is R$10, each one, at December 31, 2008. The Company did no include these Companies in the consolidation, due to their inactivity and immateriality.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

4. Marketable Securities

The marketable securities at December 31, 2008 and 2007 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d).

	CDI(*)	2008	2007

Current
Marketable Securities
ABN AMRO	104.0%	188,077	38,522
Bradesco	103.5%	287,324	39,547
Banco do Brasil	103.9%	548,917	-
Itaú	104.5%	205,483	193,549
Unibanco	102.9%	68,796	95,193
Others	102.3%	63,105	283,308

Total		1,361,702	650,119

* Average rate of CDI

5. Trade accounts receivable

a) Breakdown

	2008	2007

Current
Resulting from sales through:
Credit card companies	416,443	409,731
Sales vouchers and others	108,300	88,107
Credit sales with post-dated checks	22,266	45,450
Allowance for doubtful accounts	(10,520)	(6,421)
Resulting from commercial agreements
with suppliers	356,962	453,889

	893,451	990,756

Accounts receivable - PAFIDC	983,477	825,606

	983,477	825,606

	1,876,928	1,816,362

Non-current
Accounts Receivable - Paes Mendonça	374,618	371,221

	374,618	371,221

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

5. Trade accounts receivable

a) Breakdown (continued)

Credit card sales are receivable from the credit card companies, except for electronic devices, which are received in installments not exceding 12 months. Credit sales settled with post-dated checks bear interest of up to 6.50% per month (same for 2007) for settlement within 60 days.

b) Accounts receivable - PAFIDC

The Company carries out securitization of its credit rights, represented by credit sales with tickets and credit card company receivables, to PAFIDC. The volume of operations was R$8,057,146 for the year ended December 31, 2008 (R$7,381,416 for 2007), in which the responsibility for services rendered and subordinated interests was retained by the Company. The securitization costs of such receivables amounted to R$135,111 in 2008 (R$125,487 in 2007), as mentioned in Note 19, recognized as financial expenses in the statement of income for 2008 and 2007, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at December 31, 2008 and 2007 were R$983,477 and R$825,606, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to credits deriving from the payment of third party liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements.

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, primarily based on the volume of purchases.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

5. Trade accounts receivable (Continued)

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Management's estimates of probable future losses:

	2008	2007	2006

At beginning of year	(6,421)	(12,597)	(6,028)
Provision for doubtful accounts	(48,597)	(19,053)	(16,635)
Recoveries and provision written off	44,498	25,229	10,066

At end of year	(10,520)	(6,421)	(12,597)

Credit sales with post-dated checks	(504)	(1,390)	(106)
Corporate sales	(1,409)	(4,715)	(12,491)
Other accounts receivable	(8,607)	(316)	-

	(10,520)	(6,421)	(12,597)

6. Inventories

	2008	2007

Stores	1,133,953	995,332
Warehouses	436,910	538,910

	1,570,863	1,534,242

Inventories are stated, net of provisions for shrinkage of inventories and obsolescence.

7. Recoverable taxes

The balances of taxes recoverable refer basically to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

7. Recoverable taxes (Continued)

	2008	2007

Current
Taxes on sales	197,515	299,399
Income tax and others	125,055	80,581
Present value adjustment	(202)	(45)

	322,368	379,935

Noncurrent
Taxes on sales	214,388	61,589
ICMS and others	70,142	80,570
Present value adjustment	(669)	(368)

	283,861	141,791

Total of recoverable taxes	606,229	521,726

8. Pão de Açúcar Receivables Securitization Fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund would acquire credit rights derived form credit cards sales, meal tickets, installment system or post-dated checks. In the fourth quarter of 2005, the fund no longer acquired receivables from installments system and in July 2007, receivables from post-dated checks. Senior quotaholders and GPA signed a letter proposal at February 22, 2008 to extend the fund maturity from May 26, 2008 to May 16, 2010.

The capital structure of the fund, at December 31, 2008, is composed of 10,256 senior quotas held by third parties in the amount of R$930,849, which represent 90.51% of the fund’s equity (93.1% in 2007) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$97,604, which represent 9.49% of the fund’s equity (6.9% in 2007).

The net assets of PAFIDC are summarized as follows:

	2008	2007

Assets
Cash and cash
equivalents	6,455	64,466
Accounts receivable	983,477	825,606
Others	40,845	-

Total assets	1,030,777	890,072

Liabilities
Accounts payable	2,324	5,258
Shareholders' equity	1,028,453	884,814

Total liabilities	1,030,777	890,072

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

8. Pão de Açúcar Receivables Securitization Fund – PAFIDC
(Continued)

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at December 31, 2008 was R$87,380 (R$54,621 in 2007). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The interest rates of senior quotas are shown below:

		2008		2007

Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance

Senior A	5,826	105%	629,307	105%	556,776
Senior B	4,300	105%	150,847	101%	133,682
Senior C	130	105%	150,695	100% + 0.5% p.a	133,344

			930,849		823,802

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, non-retroactive and the transfer is definitive.

9. Balances and transactions with related parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at regular market prices, terms and conditions.

a) Sales and purchases of goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

9. Balances and transactions with related parties (Continued)

a) Sales and purchases of goods (Continued)

	2008	2007

Suppliers:
Grupo Assai	8,787	1,311

	8,787	1,311

Purchases:
Grupo Assai	200,132	20,767

	200,132	20,767

b) Other transactions

	2008	2007

Assets
Casino	4,922	4,171
FIC	18,400	16,072
Pão de Açucar Ind. e
Comércio	1,171	1,171
Sendas S.A.	217,824	217,824
Other	34,155	18,994

	276,472	258,232

Liabilities
Casino	448	-
Fundo Península	10,640	12,891
Grupo Assai	1,345	215

	12,433	13,106

Income statement
Casino	(5,512)	(6,255)
Península Fund	(123,578)	(117,072)
Diniz Group	(12,730)	(12,549)
Sendas S.A.	(31,703)	(33,244)
Assai Group	(3,563)	(426)
Galeazzi e Associados	(11,978)	-
Other	(15,177)	(6,461)

	(204,241)	(176,007)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

9. Balances and transactions with related parties (Continued)

b) Other transactions (Continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$ 2,727 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Extraordinary General Meeting held at August 16, 2005.

Península Fund: 58 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona.

Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase transactions with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai shareholders to Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

Other related parties not described in this note did not present balances or transactions in the periods.

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the income statement for the years ended at December 31, 2008 and 2007, were as follows:

	2008	2007

Amounts recorded as expenses	R$27,529	R$22,539

From these totals, 14.9% of the 2008 expenses and the 54.0% of the 2007 refer to the stock option plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

10. Investments

a) Information on consolidated investments at December 31, 2008 and 2007

	Total shares/quotas held %

	2008	2007

Miravalles	50.00	50.00

b) Breakdown of investments in equity investees and consolidated subsidiaries

	Nova
	Saper	Miravalles	Others	Total

Balances at December 31, 2005	101	62,003	251	62,355

Additions	-	70,444	-	70,444
Write-off	-	-	(45)	(45)
Equity pickup	-	(53,192)	(5)	(53,197)
Balances at December 31, 2006	101	79,255	201	79,557

Additions	-	60,335	13,576	73,911
Write-off	-	-	(100)	(100)
Merger	(101)	-	(13,357)	(13,458)
Equity pickup	-	(28,909)	(14)	(28,923)

Balances at December 31, 2007	-	110,681	306	110,987

Equity pickup	-	2,914	8	2,922

Balances at December 31, 2008	-	113,595	314	113,909

Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment at FIC.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

10. Investments (Continued)

c) Investment Agreements - Company and Assai

Barcelona – At November 1, 2007, GPA, by means of subsidiary company owned by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a newly formed company that received the assets of Assai related to the activities previously carried out by Assai in the wholesale market by the amount of R$208,504, generating a goodwill amounted to R$206,068 recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was signed and that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

  Criterion 1 - The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and contingencies with probable unfovarable outcome. Should EBITDA margin be lower than 4.625%, only the 7 times EBITDA criterion will be taken into account; or
  Criterion 2 - Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

2) Call Option conditions (to be exercised by GPA)

  Performance of the chairman of Barcelona lower than specific levels set forth in the shareholders’ agreement – exercise by criterion 1 of sales price;
  Resignation of chairman of Barcelona or absence for more than 1/3 of Board meetings held during a determined fiscal year - exercise by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;
  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;
  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;
  At any time in the event of disability or decease of the chairman of Barcelona, by criterion 1 of the sales price.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

10. Investments (Continued)

c) Investment Agreements - Company and Assai (Continued)

3) Put option conditions (to be exercised by prior owners of Assai)

Prior owners of Assai can exercise its put option on the remaining 40%, at any moment in the events of resignation of chairman or his absence in more than 1/3 of the Board of Directors’, the put option will be exercised by the lesser of criterion 1, or 80% of criterion 2 above.

Between January 1, 2012 to December 31, 2014, the prior owners of Assai, can exercise its put option by criterion 1 above.

The Company did not record this option, since it is classified into the exception provided for in paragraph 2 (g) of CPC 14. Management will monitor the development of CPC 15 and the second phase of financial instruments during 2009. The estimated market value of this option at December 31, 2008 is R$247,470.

The Board of Directors of Barcelona is composed of 7 members, with a 3-year term of office, of which 4 members shall be appointed by GPA and 3 members by former controlling shareholders of Assai, including the Chairman of the Board of Directors. The former controlling shareholders of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in criterion 1 abovementioned.

The Board of Directors’ Meeting of Barcelona held at March 31, 2008, approved the downstream merger of Sevilha Empreendimentos e Participações Ltda., former parent company of Barcelona, based on the financial statement as of February 28, 2008. The referred merger was carried out by book value, based on the appraisal report prepared by independent experts. With the merger of Sevilha into Barcelona, Sé now holds 60% direct interest in the total and voting capital of Barcelona. As a result of this transaction, the company transferred R$69,180 from goodwill to deferred income tax asset which represents the tax benefit the Company will realize, pursuant to CVM Ruling 319/99.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

10. Investments (Continued)

d) Investment agreement – Company and Sendas

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

At March 13, 2007, the Company and Sendas entered into a commitment, commencing the arbitration proceeding.

At April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to GPA that the 2005 partnership transaction with Casino did not result in a change in control.

Therefore, the claims of Sendas S.A. were rejected in the arbitration based on the non-existence of change of control, therefore Sendas S.A. will not have the right to exercise the put option triggered by the change in control contractual clause (had Sendas S.A. won the arbitration, it would have been entitled to exercise the put for cash).

With the conclusion of the favorable decision to GPA, the exercise of the is under negotiation notified to the Company on January 5, 2007 by Sendas S.A., showing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, set forth in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora. As per shareholders’ agreement, the exit of Sendas S.A. will be calculated by the fair value of Sendas Distribuidora, nevertheless, such amount can not be lower than the multiple of 40% of one year sales.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

10. Investments (Continued)

e) Investment agreement – the Company and Itaú

Miravalles, a company constituted in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú, which now holds 50% equity interest of such company. Also in 2004, Miravalles constituted Financeira Itaú Companhia S.A. (“FIC”), with capital of R$150,000. FIC is a company which structures and trades financial products and services exclusively to GPA’s customers.

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the escrow account are not longer tied together, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

The financial statements of Miravalles for the years ended December 31, 2008 and 2007, were audited by other independent auditors. In the year ended at December 31, 2008, total investments and equity pickup of operations of said investee represent 0.8% and 1.0%, respectively, when compared to Company’s consolidated financial statements (0.9% and 13.7% of total assets and net income in the year ended at December 31, 2007, respectively).

The summarized financial information of Miravalles at December 31, 2008, 2007 and 2006, and for the three years then ended are as follows:

	2008	2007	2006

Operating results:
Revenues	193,108	145,061	88,716
Operating income losses	9,799	(84,975)	(158,732)
Non-operating losses	(415)	(316)	(87)
Net income losses	5,950	(57,817)	(105,902)

Current assets	1,584,598	1,340,027	803,526
Non-current assets	149,356	127,436	183,903

Total assets	1,733,954	1,467,463	987,429

Current liabilities	1,436,979	1,197,165	785,459
Non-current liabilities	71,076	48,936	43,468
Shareholders' equity	225,899	221,362	158,502

Total liabilities and shareholders' equity	1,733,954	1,467,463	987,429

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

10. Investments (Continued)

f) Capital subscription made by AIG Group at Sendas Distribuidora

On November 30, 2004 the shareholders of Sendas Distribuidora and investment funds of AIG Group ("AIG"), entered into an agreement by means of which AIG invested in Sendas Distribuidora the amount of R$135,675, by means of subscription and payment of 157,082,802 class B preferred shares issued by Sendas Distribuidora, representing 14.86% of its capital. AIG waived any rights related to receiving dividends until November 30, 2008.

According to the agreement, the Company and AIG mutually granted reciprocal put and call options of shares acquired by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

On March 17, 2008, AIG notified the Company about its put option for 157,082,802 preferred shares of Sendas Distribuidora for the amount of R$165,440, amount of which was determined by the formula described in the divestment agreement signed in December 1, 2004. The payment was made R$12,066 in cash and R$153,364 with the issuance of GPA shares.

On May 6, 2008, the parties executed an agreement for purchase and sale of shares, transferring the ownership of Sendas Distribuidora shares to the Company, with a conditional clause, whose validity is subject to the authorization for capital increase and issue of shares by the Company.

The capital increase representing the exercise of put option occurred at June 27, 2008, with the authorization for the issue of preferred shares by the Company’s Board of Directors, carrying out the share swap as per agreement of June 2005.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

11. Property and equipment

	Annual depreciation rates %		2008			2007

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Lands	-	-	850,126	-	850,126	706,916
Buildings	3.33	3.33	2,407,456	(533,320)	1,874,136	1,816,818
Improvements	(*)	6.7	2,113,802	(910,493)	1,203,309	1,227,062
Equipment	10.0 to 33.0	12.59	1,175,941	(740,738)	435,203	495,011
Installations	10.0 to 25.0	20.0	480,813	(368,943)	111,870	139,054
Furniture and fixtures	10.0	10.0	500,645	(291,123)	209,522	182,201
Vehicle	20.0	20.0	22,952	(8,586)	14,366	10,807
Construction in progress	-	-	67,818	-	67,818	163,040
Other	10.0	10.0	2,764	(493)	2,271	34,658

TOTAL			7,622,317	(2,853,696)	4,768,621	4,775,567

Leasing

Equipment	10.0	10.0	15,699	(2,374)	13,325	26,422
Hardware and Software	20.0	20.0	34,612	(1)	34,611	1,564
Installations	10.0	10.0	5,836	(626)	5,210	4,690
Furniture and fixtures	10.0	10.0	4,276	(393)	3,883	2,505
Vehicle	20.0	20.0	2,639	(863)	1,776	2,521
Buildings	5.0 to 20.0	5.0 to 20.0	43,272	(11,217)	32,055	33,243

Total			106,334	(15,474)	90,860	70,945

TOTAL			7,728,651	(2,869,170)	4,859,481	4,846,512

Average annual depreciation rate - %					5.76	5.64

(*) Leasehold improvements are depreciated based on the estimated useful life of asset or term of rental agreements, whichever is shorter.

a) Additions to property and equipment

	2008	2007

Additions	368,143	893,343
Leasing	14,057	35,685
Capitalized interest	31,723	44,666

Balance at December 31	413,923	973,694

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

12. Intangible assets

Balance at December 31, 2006	630,945

Additions	210,616
Investment transfer	50,382
Transfer to property and equipment	(9,551)
Amortization	(162,915)

Balance at December 31, 2007	719,477

Additions	241,280
Transfer to deferred income tax in accordance with
CVM 319	(69,180)
Amortization	(231,867)

Balance at December 31, 2008	659,710

For merged subsidiaries and for consolidation purposes, the goodwill arising from acquisitions are reclassified from investments to intangible assets. The amortization is recorded based on expected future earnings limited to 10 years, until December 31, 2008.

The Company assessed the impairment of goodwill book value based on its value in use, by using the discounted cash flow model of cash generating units, representing a group of tangible and intangible assets used in the Company’s operation. The process to estimate the value in use involves the use of assumptions, judgments and future cash flows estimates, growth and discount rates.

The future cash flow assumptions and growth prospects are based on the Company’s annual budget and long-term business plans, approved by the Board of Directors, as well as comparable market data and they represent Management’s best estimate of the economic conditions that exists during the economic useful life of group of assets that generate cash flows.

Key assumptions used in the impairment analysis are outlined below:

  Revenues – projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2009 and 2013;

  Costs and operational expenses – projected based on the Company’s historical performance and its growth was projected in line with sales growth.

  Capital investments – capital investments were estimated considering the infrastructure required to support the assumed sales growth.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

12. Intangible assets (Continued)

Key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information grounded on financial market projections, documented and approved by Company’s management bodies.

Consistent with valuation techniques, the valuation of the value in use is carried out during a 5-year period. Revenue growth rates are compatible with long-term macroeconomic expectations which are annually reviewed based on the historical performance and outlook for the sector where the Company operates. The growth rate used for the projections beyond the 4-year period was the nominal rate of 3.9% for 2009 and 2010 and 4.9% for 2011 and 2012.

Estimated future cash flows were discounted at a single discount rate of 11.3% in 2008.

The impairment test of the Company’s intangible assets did not require the recognition of losses, since the estimated usage value exceeds its net book value on the valuation date.

Pursuant to CPC 01 item 107, CPC 02 item 32 and CPC 13 item 49 and 50, as from January 1, 2009, goodwill balances will not be amortized but it will be subject to annual impairment analysis.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

13. Loans and financing

(i) Breakdown of debt

	Note	2008	2007

Debentures
Debentures	13d	35,681	27,819
Swap contracts (*)	13a	2,024	2,790
Financing fees (**)		(844)	(844)

		36,861	29,765

Local currency
BNDES	13b	93,057	98,032
Working capital	13a	-	36,831
PAFIDC	8	-	823,802
Financial lease	21	31,308	23,061
Financing fees (**)		(3,870)	(366)

		120,495	981,360

In foreign currency
BNDES	13b	10,562	7,926
Working capital	13a	182,355	226,370
Swap contracts (*)	13a	(12,267)	225,306
Financing fees (**)		(565)	(392)

		180,085	459,210

Total current		337,441	1,470,335

Debentures
Debentures	13d	779,650	779,650
Financing fees (**)		(1,782)	(2,626)

		777,868	777,024

In local currency
BNDES	13b	109,750	201,514
Working capital	13a	430,189	-
PAFIDC	8	930,849	-
Financial lease	21	71,647	70,757
Financing fees		(513)	(428)

		1,541,922	271,843

In foreign currency
BNDES	13b	877	8,513
Working capital	13a	837,804	603,994
Swap contracts (*)	13a	(79,561)	86,905
Financing fees (**)		(807)	(440)

		758,313	698,972

Total non-current		3,078,103	1,747,839

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

13. Loans and financing (Continued)

(i) Breakdown of debt (Continued)

(*) Fair value of the swap contracts amounting R$89,804 (See Note 14 a) iv)).
(**) Financing fees are mainly related to intermediation commission and IOF “tax on financial operations”, pursuant to CPC 08.

(ii) Noncurrent maturity

Year

2010	1,753,913
2011	698,049
2012	369,359
2013	259,884

Sub-total	3,081,205

Funding cost	(3,102)

Total	3,078,103

a) Working capital financing

Obtained from local banks, with a portion used to fund the Company’s working capital Loans have no collateral. The Company guarantees the loans obtained by Sendas Distribuidora.

		Rate*	2008	2007

Debt
Local currency
BNDES	TJLP		-	6,443
Unibanco	CDI		-	30,388
Brasil	CDI	93.8%	430,189	-

			430,189	36,831

Foreing currency
ABN AMRO	YEN	4.4%	480,736	313,154
Santander	USD	5.0%	539,423	501,361
Brasil	YEN		-	15,849

			1,020,159	830,364

Swap agreements
ABN AMRO	CDI	104.3%	(23,689)	178,996
Santander	CDI	103.2%	(92,775)	114,271
Votorantim	CDI	100.0%	17,574	1,303
Pactual	CDI	100.0%	7,062	16,482
Brasil			-	1,159

			(91,828)	312,211

Total			1,358,520	1,179,406

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

13. Loans and financing (Continued)

a) Working capital financing (Continued)

The Company uses swap transactions to exchange U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swaps transactions.

CDI annual benchmark rate at December 31, 2008 was 12.38% (11.82% in 2007).

b) BNDES credit line

The line of credit agreements denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated based on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Company effectively controls and monitors covenants and it was in full compliance with such covenants as of December 31, 2008.

In the event the TJLP exceeds 6% per annum, the surplus is added to the principal. In the year ended at December 31, 2008 and, R$611 were added to the principal (R$636 in 2007).

		Number of
	Grace period	monthly
Annual financial charges	in months	installments	Maturity	2008	2007

Currency basket + 4.125%	14	60	Jan/10	11,439	16,438
TJLP + 4.125%	12	60	Nov/09	51,730	107,845
TJLP + 1.0%	12	60	Nov/09	3,124	6,513
TJLP + 3.2%	6	60	Nov/12	129,277	161,813
TJLP + 2.7%	6	60	Nov/12	18,676	23,376

				214,246	315,985

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

13. Loans and financing (Continued)

c) Redeemable PAFIDC quotas

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Loans and financing” (Note 8).

d) Debentures

(i) Breakdown of outstanding debentures – 6th issue

			Annual
		Outstanding	financial	Unit
	Type	securities	charges	price	2008	2007

1st series	No preference	54,000	CDI + 0.5%	10,458	564,713	559,268
2nd series	No preference	23,965	CDI + 0.5%	10,458	250,618	248,201
1st and 2nd
series	Interest swap	-	104.96% of CDI	-	2,024	2,790

Funding cost					(2,626)	(3,470)

Current and Non-current					814,729	806,789

Noncurrent liabilities					777,868	777,024

Current liabilities					36,861	29,765

(ii) Debenture

	Number of
	debentures	Value

At December 31, 2006	40,149	414,761

Main amortization 5th issue	(40,149)	(401,490)
6th issue	77,965	779,650
Interest net of payment and swap	-	13,868

At December 31, 2007	77,965	806,789

Interest and swap	-	(90,118)
Interest net of payment and swap	-	98,058

At December 31, 2008	77,965	814,729

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

13. Loans and financing (Continued)

d) Debentures (Continued)

(iii) Additional information

Sixth issue – on March 1, 2007, the shareholders approved the issuance and public placement of R$779,650 of 77,965 non-convertible debentures.

The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of the interest. The debentures are indexed to the average rate of CDI and bear annual spread of 0.5% payable every six months, starting at September 1st, 2007 and finishing on March 1st, 2013.

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

14. Financial instruments

GPA uses financial instruments with a view to contribute with its capacity of investments in order to sustain its growth strategy. The derivative transactions have the exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks to maintain a balanced capital structure.

Financial instruments have been reported pursuant to CVM Deliberation 566 of December 17, 2008, which approved the Technical Pronouncement CPC 14 and CVM Ruling 475 of December 17, 2008. The main financial instruments and their amounts by category are as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

14. Financial instruments (Continued)

		Consolidated

	Book value		Fair Value

	2008	2007	2008	2007

Cash and cash equivalents	1,625,612	1,064,132	1,625,612	1,064,132
Receivables and PAFIDC	2,251,546	2,187,583	2,251,546	2,187,583
Related Parties	264,039	245,126	264,039	245,126
Suppliers	(2,409,501)	(2,339,262)	(2,409,501)	(2,339,262)
Loans and Financings (*)	(2,600,815)	(2,411,385)	(2,597,546)	(2,411,385)
Debentures	(814,729)	(806,789)	(775,764)	(804,657)

Net exposure	(1,683,848)	(2,060,595)	(1,641,614)	(2,058,463)

(*) The loans and derivative financial instruments classified as fair value hedge are recorded at their fair value.

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i) Credit risk

  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings, which are frequently updated (Note 4).
  Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales (nearly 0.52% of sales in the quarter).

Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries are subject to market risks increase, due to the liabilities component of derivative transactions (currency hedge) and CDI related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which increase the liabilities balances of foreign currency-denominated loans, therefore, the Company and its subsidiaries contract derivative financial transactions to be protected from exchange variation deriving from foreign currency-denominated loans. Swap agreements were the instruments used.

(iv) Derivatives financial instruments

The Company designates certain swap agreements as fair value hedge of a portion of foreign currency debts (U.S. dollares and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$743,805 at December 31, 2008. These instruments are contracted with the same terms of financing agreement and with same financial institution, within the limits approved by Management.

The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging percentage of variable domestic interest rates plus fixed interest rates with variable interest rates (CDI). These instruments were classified as “measured at fair value through income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as return clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than the hedge of debts.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of this hedge at the beginning and on a continuing basis (at least, quarterly) and hedges contracted at December 31, 2008 showed effectiveness in relation to the debts. Provided that these derivative agreements are qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv) Derivatives financial instruments (Continued)

Below is atable showing the instruments accounted for as fair value hedges and a table showing the instruments accounted for at fair value through income statement:

		Reference
		value		Fair value
		(notional)

Fair value hedge		2008	2007	2008	2007

Hedged item (debt)		(750,889)	(904,232)	(1,020,159)	(830,364)
Asset position
USD + Fixed	5.93% p.a.	635,574	796,001	863,327	729,228
	(6.05% p.a. in 2007)
YEN + Fixed	1.69% p.a.
	(1.81% p.a. in 2007)	108,231	108,231	156,270	100,863

		743,805	904,232	1,019,597	830,091
Liability position
% CDI	102.44% p.a.	(743,805)	(904,232)	(918,848)	(1,121,652)

Swap net position		-	-	100,749	(291,561)

		Reference value		Fair value
		(notional)

Description		2008	2007	2008	2007

Swap agreements measured by fair
value through income
Asset position
CDI + Fixed	100% CDI +	779,650	779,650	776,366	802,609
	0.05% p.a.
USD + Fixed	104.8% CDI
	(ditto in 2007)	12,263	24,832	9,892	14,765

		791,913	804,482	786,258	817,374

Liability position
% CDI		(791,913)	(804,482)	(797,203)	(840,814)

Swap net position		-	-	(10,945)	(23,440)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv) Derivatives financial instruments (Continued)

Gains and losses, realized and unrealized, on these agreements are recorded in the net financial income and the balance receivable or payable in the fair value of R$89,804 (composed of the R$100,749 from the table showing the fair value of the hedged items above, less R$(10,945) from the table representing fair value of the debt not hedged above) is recorded in “loans and financings”.

The effects of fair value hedge in the income statement for the year was R$(38,737) and R$37,154 for the years ended December 31, 2008 and 2007, respectively.

Other instruments marked to fair value showed effects of R$25,941 and R$(26,990) on the income statement for the years ended December 31, 2008 and 2007, respectively.

(v) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, using the curves of BM&F Bovespa and carrying them at present value, using CDI market rates to swaps published by BM&F Bovespa.

The fair values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing in the market on the balance sheet date and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed- positions the straight line convention of 360 consecutive days was adopted and to determinate the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition and Measurement should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by Management, originated by financial instruments to which the entity is exposed on each balance sheet date, including all derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

14. Financial instruments (Continued)

b) Analysis of sensitivity of derivative financial instruments (Continued)

As requested by the CVM rule described above, management assessed the most likely scenario, in each contract maturity date using the BM&F BOVESPA market projection for currency and interest rate curve. The most likely scenario is used by Management to estimate the fair value of the financial instruments. For scenarios II and III, Management assumes a deterioration of 25% (scenario II) and 50% (scenario III) of the market projection for currency and interest rate curve, as suggested by the related CVM rules. For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

The Company disclosed the balances of the hedged items derivatives and correspondent financial instrument in the sensitivity analysis chart, to inform about the net exposure of the Company, in each one of the three scenarios mentioned, as shown below:

(i) Debts accounted as part of the fair value hedge

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt in USD	increase of USD	(1,017,434)	(1,271,792)	(1,526,150)
Swap (asset position in USD)	increase of USD	1,017,926	1,272,407	1,526,888

	net effect	492	615	738

Debt in YEN	increase of YEN	(216,645)	(270,806)	(324,967)
Swap (asset position in YEN)	increase of YEN	216,645	270,806	324,967

	net effect	-	-	-

Swap (liability position in CDI)	increase of CDI	(1,176,326)	(1,245,787)	(1,317,956)

Total net effect of scenarios variations in relation to the Scenario I			(69,338)	(141,384)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II at R$69,338 and of scenario III at R$141,384 in relation to scenario I, the most likely scenario considered by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

14. Financial instruments (Continued)

b) Analysis of sensitivity of derivative financial instruments (Continued)

(ii) Derivates accounted for at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (asset position in USD)	decrease of USD	10,729	8,274	5,667
Swap (liability position in CDI)	increase of CDI	(19,652)	(19,944)	(20,236)

	net effect	(8,923)	(11,670)	(14,569)

Swap (asset position in CDI)	increase of CDI	1,124,123	1,195,447	1,265,781
Swap (liability position in CDI)	increase of CDI	(1,126,588)	(1,201,502)	(1,275,423)

	net effect	(2,465)	(6,055)	(9,642)

Total net effect		(11,388)	(17,725)	(24,211)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as its related debts (hedged items) and other Company’s financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

15. Taxes and social contribution payable

The amounts payable were as follows:

	2008	2007

Current
PIS and COFINS payable	31,142	25,031
Provision for income and social contribution
taxes	13,860	16,944

	45,002	41,975

Taxes paid by installments
INSS	39,047	37,561
CPMF	11,835	12,035
Other	14,350	10,847

	65,232	60,443

Total current	110,234	102,418

Noncurrent
Taxes paid by installments
INSS	136,664	169,115
CPMF	41,421	54,159
Other	22,742	27,563

	200,827	250,837

Total noncurrent	311,061	353,255

(i)
INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii)	Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

16. Provision for contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

16. Provision for contingencies (Continued)

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balances at December 31, 2006	1,011,320	24,580	5,993	95,734	1,137,627
Additions	26,250	2,570	19,462	22,821	71,103
Reversal/payment	(6,886)	-	(18,087)	(21,264)	(46,237)
Monetary restatement	55,497	2,389	6,083	11,517	75,486
Judicial deposits	-	-	(11,050)	(10,740)	(21,790)

Balances at December 31, 2007	1,086,181	29,539	2,401	98,068	1,216,189
Additions	63,155	1,692	27,910	23,239	115,996
Reversal/payment	(7,121)	-	(31,597)	(8,813)	(47,531)
Monetary restatement	78,679	2,467	7,106	12,694	100,946
Judicial deposits	(124,489)	(2,032)	(5,816)	(9,138)	(141,475)

Balances at December 31, 2008	1,096,405	31,666	4	116,050	1,244,125

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 13.75% at December 31, 2008 (11.25% in 2007), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the expansion of the base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, amounting to R$1,048,683 (R$971,004 in 2007) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, allowing the Company to pay COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries then started to apply said rules, as well as to debate in court the expansion of tax base of such contributions, as well as the appropriation of credits not accepted by laws. The provision recorded in the balance sheet at December 31, 2008 in the amount of R$172,211 (R$115,177 in 2007) includes the unpaid installment, monetarily restated. There are guarantees for these discussions and the judicial deposit amounts to R$124,489.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

16. Provision for contingencies (Continued)

a) Taxes (Continued)

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses or are legal obligations requiring a liability, for CVM Instructions. The claims are: non-levy of the excise tax – IPI on codfish imports, for which it already has a judicial deposit, notice regarding differences in the rates used (“Summer Plan”), IRRF and INSS notices, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ). The amount recorded at December 31, 2008 in accounting books for such issues is R$33,698 (R$29,539 in 2007) and a judicial deposit of R$2,032.

b) Labor claims

The Company and its subsidiaries are party of numerous lawsuits involving disputes with its former employees, primarily arising from dismissals in the ordinary course of business. As of December 31, 2008, the Company recorded a provision of R$53,585 (R$50,166 in 2007) assessed as probable risk. Lawsuits with possible unfavourable outcome assessed by our legal counsel are amounted to R$11,519 (R$7,151 in 2007). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, considering historical data regarding the amounts paid. Labor claims are indexed to the Referential Interest Rate (“TR”) (1.63% accumulated in the year ended December 31, 2008 and 2.0% in the year ended December 31, 2007) plus 1% monthly interest. The balance of the provision for labor claims, net of judicial deposits, is amounted to R$2,171 (R$2,401 in 2007).

c) Civil and others

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management accrues provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

16. Provision for contingencies (Continued)

c) Civil and other (Continued)

Among these lawsuits, we emphasize out the following:

  The Company is claiming to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right to not pay such contributions. Subsequently, this preliminary injunction was reversed, requiring the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of the appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$54,184 (R$46,896 in 2007) and the Company made a judicial deposit in the amount of R$9,487 (R$8,036 in 2007) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

  The Company is claiming to not pay the contribution to SEBRAE, as enacted by Law 8,029/90, and is asking to offset the amounts paid with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right to not to pay the SEBRAE contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. At December 31, 2008, the accrued amount is R$43,537 (R$37,511 in 2007), and judicial deposit in the amount of R$44,901 (R$37,328 in 2007).

  The Company, is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$35,868 as of December 31, 2008 (R$33,141 in 2007). There is no judicial deposit for such proceeding.

  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The accrued provision is the difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2008 the accrual amount for these lawsuits is R$15,797 (R$11,955 in 2007), for which there are no judicial deposits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

16. Provision for contingencies (Continued)

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at December 31, 2008, as follows:

  INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$108,473 (R$116,462 in 2007). These proceedings are under administrative discussion. The provision has decreased due to the re-estimation of the probability of loss in the notice periods that are longer than 5 years, pursuant to a recent Precedent issue by the Supreme Court.

  Income tax, Withholding tax and CSL – The Company was assessed regarding the taxes mentioned with varied subject-matters, such as offsetting proceedings, undeductible provisions, all of them awaiting final decision in the administrative level, amounting to R$146,643 (R$69,309 in 2007).

  COFINS, PIS and CPMF – The Company was assessed with respect to the taxes mentioned with varied subject-matters, such as offsetting Finsocial, tax payment discrepancies, in addition to PIS and COFINS assessment of soybean operations, previously mentioned. The amount involved in these assessments is R$498,402 (R$243,637 in 2007) and await administrative decision.

  ICMS – The Company was assessed by state tax authorities regarding the appropriation of energy tax credits, acquisitions from suppliers considered to be disreputable, originated from the return of goods to its stores, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the state of São Paulo, among others. The total amount of these assessments is R$1,193,266 (R$878,062 in 2007), which await a final decision in the administrative and court levels.

  ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$34,628 (R$17,891 in 2007) and await administrative and court decisions.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

16. Provision for contingencies (Continued)

d) Possible losses (Continued)

  Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$69,097 (R$45,139 in 2007).

  The outcome in the lawsuits above may change the likelihood of loss and may require additional provisions for contingencies be recorded.

e) Appeal and judicial deposits (restricted deposit escrow)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

	Real
Lawsuits	Estate	Equipment	Guarantee	Total

Tax	599,306	1,383	457,086	1,057,775
Labor	5,846	3,636	75,364	84,846
Civil and
other	10,951	990	40,320	52,261

Total	616,103	6,009	572,770	1,194,882

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

17. Income and social contribution taxes

a) Income and social contribution taxes expense reconciliation

	2008	2007	2006

Income (loss) before income taxes	392,951	205,904	(258,555)

Employee's profit sharing	(22,173)	(13,399)	(13,421)

Earnings (loss) before income tax	370,778	192,505	(271,976)

Income and social contribution taxes at nominal rate	(112,078)	(55,826)	89,752

Income tax incentive	99	1,081	3,562
Partial reversal of provision for realization of deferred income tax	-	55,000	-
Equity pickup and provision for capital deficiency of subsidiary	993	(9,834)	(18,085)
Unrealized capital gains	-	-	78,961
Valuation allowance of deferred income tax assets	-	-	(161,196)
Other permanent differences (undeductible) and social contribution tax, net	(20)	(3,979)	5,534

Effective income tax	(111,006)	(13,558)	(1,472)

Income tax for the year
Current	(36,347)	(49,720)	(92,200)
On amortized goodwill (b(ii))	(107,959)	-	-
Deferred	33,300	36,162	90,728

Income tax and social contribution expenses	(111,006)	(13,558)	(1,472)

Effective rate	29.9%	7.0%	0.6%

b) Breakdown of deferred income and social contribution taxes

(i) At December 31, 2008, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$1,130,074 (R$1,135,554 in 2007).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

17. Income and social contribution taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

	2008	2007	2006

Deferred income and social contribution taxes
Tax loss carryforwards (i)	391,778	314,878	298,332
Provision for contingencies	83,612	66,673	65,294
Provision for interest rate swaps (calculated by cash basis under Tax Law).	38,783	59,975	80,188
Allowance for doubtful accounts	3,762	3,088	13,490
Goodwill in non-merged companies	74,095	74,762	79,433
Income tax without Law 11,638/07 effects	22,368	20,886	-
Goodwill in merged companies - Casino (ii)	414,196	517,294	517,294
Goodwill in merged companies - Sevilha - Assai (ii)	64,317	-	-
Provision for goodwill reduction	117,516	139,522	161,196
Deferred gain on dilution of investments	-	-	1,518
Others	25,843	22,998	20,803

Deferred income and social contribution tax assets	1,236,270	1,220,076	1,237,548

Provision for deferred income tax realization	(106,196)	(84,522)	(161,196)

Total deferred income tax assets	1,130,074	1,135,554	1,076,352

Current assets	94,358	88,128	238,676
Noncurrent assets	1,035,716	1,047,426	837,676

Deferred income and social contribution tax assets	1,130,074	1,135,554	1,076,352

Recognition of deferred income and social contribution tax assets refer to tax loss carryforwards, were related to the acquisition of Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which was considered probable, following restructuring measures and after deducting the valuation allowance.

(ii) In December 20, 2006, the Extraordinary General Meeting of Shareholders of GPA approved the merger of Vieri into the Company.

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

In order to provide a better presentation of the financial statements, the goodwill merged, net of the provision, in the amount of R$515,488 representing the tax benefit, plus the amount of R$1,806, were reclassified in 2006 to deferred income tax line. The net goodwill at December 31, 2008 totaled R$414,196 (R$517,294 in 2007).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

17. Income and social contribution taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

As of March 31, 2008, the Extraordinary General Meeting approved the downstream merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the Company transferred R$64,317 from goodwill to deferred income tax asset representing tax benefits the Company will realize as a result of this merger. As of December 31, 2008, the remaining net goodwill recorded by Barcelona amounted to R$64,317.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, which supports the realization of this tax asset.

Based on such studies, the Company estimates that the recovery of tax credits will occur until ten years, as follows:

2009	236,354
2010	145,070
2011	160,953
2012	166,803
2013 up to 2018	420,894

1,130,074

18. Shareholders’ equity

a) Share capital

(i) Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. Fully subscribed and paid-up capital is comprised at December 31, 2008 of 235,249 (227,920 in 2007 and 113,771,378 in 2006) in thousands of registered shares with no par value, of which 99,680 (ditto in 2007 and 49,839,926 in 2006) in thousands of common shares 135,569 (128,240 in 2007 and 63,931,453 in 2006) in thousands of preferred shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

a) Share capital (Continued)

Change in capital stock and number of shares:

		Number of shares - thousand

	Capital stock	Preferred	Common

At December 31, 2007	4,149,858	128,240	99,680
Capitalization of reserves	54,842	-	-
Profit	6,094	-	-
Private subscription of shares (*)	217,861	6,144	-
Stock option
Series VII	4,058	162	-
Series VIII	58	2	-
Series IX	5,157	180	-
Series A1 Silver	4,783	194	-
Series A1 Gold	2	69	-
Series A2 Silver	8,009	298	-
Series A2 Gold	3	280	-

At December 31, 2008	4,450,725	135,569	99,680

(*) Capitalization was done partially with the issuance of shares do AIG (Note 10-( f)) and the remaining in cash.

The Board of Directors’ Meetings held at March 10, 2008, May 27, 2008, June 10, 2008, July 22, 2008 and September 11, 2008 approved the capital stock increases with the subscription and payment of shares in the Stock Option Plan, as follows:

Meeting	Series	Number (thousand)	Unit values	Total

10/3/2008	Series A1 Silver	102	24.63	2,526
10/3/2008	Series A1 Gold	42	0.01	1
10/3/2008	Series A2 Silver	187	26.93	5,034
10/3/2008	Series A2 Gold	178	0.01	2
10/6/2008	Series VII	162	25.09	4,058
27/5/2008	Series VIII	-	31.16	9
10/6/2008	Series VIII	1	31.61	49
10/6/2008	Series IX	180	28.66	5,151
27/5/2008	Series A1 Silver	84	24.63	2,063
10/6/2008	Series A1 Silver	3	24.63	71
27/5/2008	Series A1 Gold	27	0.01	1
27/5/2008	Series A2 Silver	83	26.93	2,238
10/6/2008	Series A2 Silver	6	26.93	155
27/5/2008	Series A2 Gold	78	0.01	1
10/6/2008	Series A2 Gold	5	0.01	0
22/7/2008	Series A1 Silver	2	24.63	44
22/7/2008	Series A2 Silver	14	26.93	378
22/7/2008	Series A2 Gold	13	0.01	0
11/9/2008	Series IX	-	30.10	6
11/9/2008	Series A1 Silver	3	24.63	79
11/9/2008	Series A2 Silver	8	26.93	204
11/9/2008	Series A2 Gold	7	0.01	-

		1,185		22,070

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which may include the interest on shareholders’ equity, net of tax effect.

c) Capital reserve – Special goodwill reserve

This reserve was generated by the corporate restructuring process outlined in Note 17 (b)(ii) and represents the amount of future tax benefit to be earned through the amortization of the goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares.

The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issuance, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged from Vieri amounted to R$517,294, which will be used in the capital increase, upon the realization of reserve.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

d) Granted options

With the enactment of Law 11,638/07 the account “granted options” was created in the shareholders equity to recognize share-based payments made to managers pursuant to CPC 10.

e) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at shareholders’ meeting.

(iii) Retention of earnings: the balance at December 31, 2008 is available to the Shareholders’ General Meeting for allocation.

f) Proposed dividends

At February 26, 2009, management proposed for resolution of the Annual General Meeting - AGO, dividends to be distributed, calculated as follows:

	Year ended December 31

	2008	2007	2006

Net income for the year*	260,427	210,878	85,524
Legal reserve	(13,021)	(10,544)	(4,276)

Dividend calculation basis	247,406	200,334	81,248

Minimum mandatory dividends - 25%	61,851	50,084	20,312

Dividends of R$0.24859 per common share (2007-R$0.20804; 2006-R$0.16903)	24,780	20,737	8,425
Dividends of R$0.27345 per preferred share (2007-R$0.22884; 2006-R$0.18594)	37,071	29,347	11,887

* In 2007, it excluded the adjustments of Law 11,638 shown in statement of income

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

g) Employees’ profit sharing plan

As provided for by the Company’s bylaws, the Company’s Board of Directors approved in a meeting held on December 11, 2008, the distribution of the amount of R$22,173 (R$13,399, R$13,421 at December 31, 2007 and 2006).

h) Preferred stock option plan

(i) 1st Stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The shares issued under the Plan afford the beneficiaries the same rights granted to ther shareholders of the Company. The management of this plan was attributed to a committee designated by the Board of Directors.

The strike price for each lot of options is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The options vest in the following manner and terms: (i) 50% in the last month of third year subsequent to the grant date (1st tranche) and (ii) up to 50% in the last month of fifth year subsequent to the grant date (2nd tranche), and the remaining portion of this second tranche subject to restriction on sale until the beneficiary’s retirement, as per formula defined in the regulation.

The option strike price from the grant date to the exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held at July 30, 2007.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

h) Preferred stock option plan (Continued)

(ii) 2nd Stock option plan

The Extraordinary General Meeting, held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, option issued to management and employees under the preferred stock option plan will have the following conditions:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased, at discretion of the Plan Management Committee, in the course of 36 months following the granting date.

The exercise price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee approved the grant of option, with discount of 20%. The price per each Gold-type thousand share will correspond to R$0.01.

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

(i) Information on the stock option plans is summarized below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

h) Preferred stock option plan (Continued)

Breakdown of series granted
				Price		Lot of shares

Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2007
Series VI	15/3/2002	15/3/2005	15/3/2007	23.50	35.92	825	(203)	(381)	(241)	-
Series VII	16/5/2003	16/5/2006	16/5/2008	20.00	24.34	1,000	(297)	(252)	-	451
Series VIII	30/4/2004	30/4/2007	30/4/2009	26.00	30.67	862	(214)	(373)	-	275
Series IX	15/5/2005	15/5/2008	15/5/2010	26.00	27.99	989	-	(407)	-	582
Series X	7/6/2006	7/6/2009	7/6/2011	33.00	36.30	901	-	(210)	-	691
Series A1 - Gold	13/4/2007	30/4/2010	29/4/2011	0.01	0.01	324	(45)	(3)	-	276
Series A1 - Silver	13/4/2007	30/4/2010	29/4/2011	24.63	24.63	1,122	(117)	(45)	-	960

						6,023	(876)	(1,671)	(241)	3,235

Balance at December 31, 2008
Series VII	16/5/2003	16/5/2006	16/5/2008	20.00	25.09	1,000	(459)	(298)	(243)	-
Series VIII	30/4/2004	30/4/2007	30/4/2009	26.00	33.44	862	(216)	(436)	-	210
Series IX	15/5/2005	15/5/2008	15/5/2010	26.00	30.51	989	(180)	(534)	-	275
Series X	7/6/2006	7/6/2009	7/6/2011	33.00	39.61	901	-	(359)	-	542
Series A1 - Gold	13/4/2007	30/4/2010	29/4/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	13/4/2007	30/4/2010	29/4/2011	24.63	24.63	1,122	(312)	(89)	-	721
Series A2 - Gold	3/3/2008	30/4/2008	30/3/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	3/3/2008	30/4/2008	30/3/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,735)	(243)	3,158

Following is a list of exercised options relating to the series outstanding as of December 31, 2008:

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At December 31, 2008
Series IX	15/5/2005	11/9/2008	0	30,10	6	34.36
Series IX	15/5/2005	10/6/2008	180	28,66	5,151	34.11
Series VII	16/5/2003	13/12/2005	291	22,12	6,445	37.43
Series VII	16/5/2003	9/6/2006	4	22,12	91	33.33
Series VII	16/5/2003	10/7/2007	1	22,95	13	37.15
Series VII	16/5/2003	28/11/2007	1	23,76	13	28.56
Series VII	16/5/2003	10/6/2008	162	25,09	4,065	34.11
Series VIII	30/4/2004	15/5/2007	195	28,89	5,631	31.60
Series VIII	30/4/2004	10/7/2007	19	28,90	542	37.15
Series VIII	30/4/2004	27/5/2008	0	31,16	9	34.11
Series VIII	30/4/2004	10/6/2008	2	31,61	49	34.11
Series A1 Silver	13/4/2007	22/7/2008	2	24,63	44	37.00
Series A1 Silver	13/4/2007	11/9/2008	3	24,63	79	34.36
Series A1 Silver	13/4/2007	10/7/2007	11	24,63	260	37.15
Series A1 Silver	13/4/2007	28/11/2007	36	24,63	878	28.56
Series A1 Silver	13/4/2007	17/12/2007	70	24,63	1,734	33.26
Series A1 Silver	13/4/2007	10/3/2008	103	24,63	2,537	34.85
Series A1 Silver	13/4/2007	27/5/2008	84	24,63	2,063	34.11
Series A1 Silver	13/4/2007	10/6/2008	3	24,63	71	34.11
Series A1 Gold	13/4/2007	10/7/2007	3	0,01	0	37.15
Series A1 Gold	13/4/2007	28/11/2007	11	0,01	0	28.56
Series A1 Gold	13/4/2007	17/12/2007	31	0,01	0	33.26
Series A1 Gold	13/4/2007	10/3/2008	43	0,01	0	34.85
Series A1 Gold	13/4/2007	27/5/2008	27	0,01	0	34.11
Series A2 Silver	3/3/2008	22/7/2008	14	26,93	378	37.00
Series A2 Silver	3/3/2008	11/9/2008	8	26,93	204	34.36
Series A2 Silver	3/3/2008	10/3/2008	187	26,93	5,036	34.85
Series A2 Silver	3/3/2008	27/5/2008	83	26,93	2,239	34.11
Series A2 Silver	3/3/2008	10/6/2008	6	26,93	155	34.11
Series A2 Gold	3/3/2008	22/7/2008	13	0,01	0	37.00
Series A2 Gold	3/3/2008	11/9/2008	7	0,01	0	34.36
Series A2 Gold	3/3/2008	10/3/2008	178	0,01	2	34.85
Series A2 Gold	3/3/2008	27/5/2008	78	0,01	1	34.11
Series A2 Gold	3/3/2008	10/6/2008	4	0,01	0	34.11

			1,860		37,696

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

h) Preferred stock option plan (Continued)

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At December 31, 2008, the Company’s preferred share price on BOVESPA was R$31.21 for each share.

At December 31, 2008, there are no shares held in treasury to face the exercised options. Company issues new shares in the exercise.

(ii) The table below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	2008	2007

Number of shares	235,249	227,920
Balance of granted series in effect	3,158	3,235

Maximum percentage of dilution	1.32%	1.40%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” considering: expectation of dividends of 1.04% at December 31, 2008 (1% in 2007), expectation of volatility of nearly 38.36% at December 31, 2008 (40% in 2007), non-risk weighted average interest rate of 10.77% at December 31, 2008 (6.74% in 2007). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years and for series A2, the expectation is 5 years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

18. Shareholders’ equity (Continued)

h) Preferred stock option plan (Continued)

		Weighted
		average of
12-month period ended at December 31, 2007	Shares	exercise price

Outstanding at the beginning of the period	2,941	26.91
Granted during the period	1,446	19.11
Cancelled during the period	(533)	27.30
Exercised during the period	(378)	22.45
Expired during the period	(241)	23.50

Outstanding at the end of the period	3,235	24.03

		Weighted
		average of
12-month period ended at December 31, 2008	Shares	exercise price

Outstanding at the beginning of the period	3,235	24.03
Granted during the period	1,798	14.23
Cancelled during the period	(445)	27.07
Exercised during the period	(1,187)	17.52
Expired during the period	(243)	20.00

Outstanding at the end of the period	3,158	20.79

Technical Pronouncement CPC 10 – Share-based payment determines that the effects of share-based payment transactions are reflected in income and in the entity’s balance sheet. The amounts recorded as expenses for the years ended at December 31, 2008 and 2007 were R$19,437 and R$25,169, respectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

19. Net financial income

	2008	2007	2006

Financial expenses
Financial charges - BNDES	(27,483)	(25,343)	(41,935)
Financial charges - Debentures	(97,649)	(86,658)	(62,527)
Interest on loan	(84,635)	(51,046)	-
Swap operations	(92,701)	(85,645)	(138,547)
Mark-to-market of financial instruments	(12,796)	10,164	-
Capitalized interest	31,723	44,665	-
Receivables securitization	(135,111)	(125,487)	(139,485)
Financial charges on contingencies and taxes	(132,031)	(93,140)	(112,937)
Interest on financial leasing	(15,129)	588	-
CPMF and bank services	(27,272)	(67,959)	(80,903)
Present value adjustment	(458)	(1,396)	-
Other financial expenses	(14,755)	(20,300)	(27,054)

Total financial expenses	(608,297)	(501,557)	(603,388)

Financial revenue
Interest on cash and cash equivalents	184,449	155,014	231,647
Financial discounts obtained	49,072	40,953	58,092
Financial charges on taxes and judicial deposits	39,732	64,760	51,095
Interest accrued on installment sales	23,708	44,811	39,669
Interest accrued on loan	(577)	(5,849)	2,198
Present value adjustment	(4,920)	-	-
Other financial revenue	45	59	60

Total financial revenue	291,509	299,748	382,761

Net financial income	(316,788)	(201,809)	(220,627)

20. Insurance coverage (unaudited)

Coverage at December 31, 2008 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property and equipment and inventories	Named risks	6,138,118
Profit	Loss of profit	1,465,051

The Company also holds specific policies covering civil and management liability risks in the amount of R$422,410 (R$142,400 in 2007). The information above was not audited by the independent auditors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

21. Leasing transactions

a) Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement should be recognized as expenses on a straight-line basis during the term of leasing. Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	2008	2007

Gross liabilities from operating lease - minimum lease payments
Less than 1 year	386,172	354,617
Over 1 year and less than 5 years	1,209,081	1,087,107
Over 5 years	2,057,367	2,080,763

	3,652,620	3,522,487

(i) Contingent payments

The Management considers additional rental payments as contingent payments, defined by clause, varying between 0.5% and 2.5% over sales.

	2008	2007	2006

Contingent payments recognized as expenses during the year	320,494	286,293	194,843

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements for the year ended at December 31, 2008 vary between 5 and 25 years and the agreement may be renewed according to the law of renewal action; the agreements have periodic adjustment clauses according to inflation indexes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

21. Leasing transactions (Continued)

b) Financial lease

(ii) Option conditions to renewal or purchase and adjustment clauses

Leasing agreements classified as financial leasing amount to R$243,950 in 2008 (R$235,077 in 2007), according to the chart below:

	2008	2007

Gross liabilities from financial leasing - minimum lease payments
Less than 1 year	31,308	23,061
Over 1 year and less than 5 years	32,087	33,375
Over 5 years	39,560	37,382

Present value of financial lease agreements	102,955	93,818

Future financing charges over financial leasing	140,995	141,259

Gross amount of financial lease agreements	243,950	235,077

	2008	2007

Contingent payments recognized as expenses during the period	3,824	2,647

The terms of agreements in the year ended at December 31, 2008 vary between 5 and 25 years and the agreement may be renewed according to the law of renewal action.

The Company has several leasing agreements which cannot be cancelled, with purchase option clause by residual value with payment included in the monthly amortization and depreciation rates varying between 5% and 20%, or by the amortization term of the agreement in the event of reasonable doubt about the exercise of option at the end of the agreement.

22. Private pension plan of defined contribution

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. When setting up the Plan, the Company will provide monthly contributions on behalf of its employees. Contributions made by the Company in the year ended at December 31, 2008, amounted to R$1,659 (R$863 in 2007), and employees’ contributions amounted to R$2,231 (R$2,054 in 2007), plan has 781 participants as of December 31, 2008 (895 in 2007).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

23. Non-operating results

	2008	2007	2006

Expenses
Goodwill impairment		-	(268,886)
Results in the property and equipment write-off	(11,103)	(10,854)	(68,585)
Judicial deposits write-off	-	(384)	(25,844)
Allowance for losses - other receivable	-	-	(22,570)
Provision for recovery of assets and others	-	(100)	(4,289)

Total non-operationg expenses	(11,103)	(11,338)	(390,174)

Revenues
Achievement of performance goal	-	-	58,151
Perfomance goal on Itaú transaction	-	-	7,260
Provision write-off	-	2,215	-
Other	189	39	1,534

Total non-operating revenues	189	2,254	66,945

Non operating (expenses) revenues, net	(10,914)	(9,084)	(323,229)

24. Amendments to the preparation and disclosure of financial statements

At December 28, 2007, the Law 11,638 was enacted, which amends and revokes provisions of Law 6,404 of December 15, 1976 and Law 6,385 of December 7, 1976. The requirements of this new law apply to the financial statements related to the fiscal years starting as of January 1, 2008, and the amendments to these statements for the year ended at December 31, 2007 for reporting purposes and comparison of financial statements to be disclosed.

Below, the reconciliations of balance sheets and the statements of income disclosed at December 31, 2007 adjusted to Law 11,638/07, necessary to allow the comparison with fiscal year ended at December 31, 2008.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

24. Amendments to the preparation and disclosure of financial statements (Continued)

		Adjustments
		Law
	Law 6,404/76	11,638/07	Law 11,638/07

Assets
Current assets	5,003,792	(1,648)	5,002,144
Non-current assets	2,059,119	12,017	2,071,136
Investments	110,987	-	110,987
Property and equipment, net	4,820,179	70,958	4,891,137
Intangible	674,852	-	674,852
Deferred charges	77,177	(77,177)	-

	12,746,106	4,150	12,750,256

Liabilities
Current liabilities	4,358,061	12,365	4,370,426
Non-current	3,238,235	54,242	3,292,477
Minority interest	137,818	(142)	137,676
Shareholders' equity	5,011,992	(62,315)	4,949,677

	12,746,106	4,150	12,750,256

		Adjustments
		of
	Law 6,404/76	Law 11,638/07	Law 11,638/07

Gross sales	17,642,563	-	17,642,563
Net sales	14,902,887	-	14,902,887
Gross profit	4,178,388	-	4,178,388

Operating income (expenses)
Selling	(2,652,028)	5,183	(2,646,845)
General and administrative	(500,347)	(38,828)	(539,175)
Depreciation and amortization	(550,696)	4,048	(546,648)
Financial income	(211,165)	9,356	(201,809)
Equity pickup results	(28,923)	-	(28,923)
Other operating income (expenses)	(9,084)	-	(9,084)

	(3,952,243)	(20,241)	(3,972,484)

Income (loss) before income and social contribution taxes and employees' profit sharing	226,145	(20,241)	205,904

Income and social contribution taxes	(11,404)	(2,154)	(13,558)
Minority interest	9,536	(2,828)	6,708
Employees' profit sharing	(13,399)	-	(13,399)

Net income for the year	210,878	(25,223)	185,655

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

25. Subsequent events

At January 16, 2009, the Company’s Board of Directors approved the Share Buyback Program effective for 90 days after January 19, 2009, with the objective of holding shares at treasury and their subsequent disposal and/or cancellation, without reducing the capital stock. Under the program, the Company is allowed to acquire up to three millions (3,000,000) preferred shares, representing approximately 2.9904% of total outstanding preferred shares, observing the legal limit of 10% of outstanding preferred shares.

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company

The accounting practices of the Company are in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM – Comissão de Valores Mobiliários (“Securities and Exchange Comission of Brazil”) and IBRACON - Instituto dos Auditores Independentes do Brasil (“Brazilian Institute of Independent Accountants”). Accounting practices applicable to the Company, which differ significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

As detailed in Note 2, the Company’s 2007 financial statements were restated to comply with the new Brazilian GAAP rules which were applied as from January 1, 2007 and resulted in a cumulative adjustment to the December 31, 2006 retained earnings. As permitted by CVM rules, the Company did not restate 2006 financial statements and therefore, the 2006 income statement reflects different accounting principles and are, in some cases, not comparable to 2007 and 2008. For purposes of the reconciliation to U.S. GAAP, the Company has restated 2007 reconciliation to reflect the new Brazilian GAAP rules.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

a) Supplementary inflation restatement in 1996 and 1997 (Continued)

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

For U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$10,118 and R$13,520, at December 31, 2008 and 2007, respectively, due to the additional inflation restatement adjustments, net of accumulated depreciation.

These amounts generated increases in depreciation charges in R$(3,402), R$(1,606), and R$(626) in 2008, 2007 and 2006, respectively.

b) Business combinations

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2008 and 2007 totaled R$577,757 and R$674,852 (Consolidated amounts including the goodwill in Sendas Distribuidora), respectively, classified as intangible assets and amortized over a period of 10 years.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

The roll forward of balances is as follows:

	Goodwill	Intangible Assets	Total

Balance as of December 31, 2005 - U.S. GAAP	607,525	42,346	649,871

Impairment (disposals)/ (amortization)	(4,885)	(10,586)	(15,471)
Acquisition	2,485	-	2,485

Balance as of December 31, 2006 - U.S. GAAP	605,125	31,760	636,885

Impairment (disposals)/ (amortization) (i)	-	(32,449)	(32,449)
Acquisition of Rossi (ii)	43,758	-	43,758
Acquisition of ASSAI (iii)	164,293	34,530	198,823

Balance as of December 31, 2007 - U.S. GAAP	813,176	33,841	847,017

Reversal amortization	-	689	689
Transfer from goodwill to intangible assets ASSAI	(4,109)	4,109	-
Acquisition of 14% of Sendas Distribuidora S.A.	47,424	-	47,424
Others	(3,712)	-	(3,712)

Balance as of December 31, 2008 – U.S. GAAP	852,779	38,639	891,418

Balance as of December 31, 2008 – BR GAAP	424,741	-	424,741

Prepaid payment to Rossi, classified in prepaid assets for BRGAAP purposes, as disclosed below in (iii)			43,758
Reversion of deferred income tax and social contribution generated by Sevilha's goodwill pushdown			64,317
Reclassification of Sendas Distribuidora Investment			(87,833)
Others			827

GAAP differences December 31, 2008	(428,038)	(38,639)	(445,608)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

		Intangible
	Goodwill	assets	Total

Balance as of December 31, 2007 – U.S. GAAP	813,176	33,841	847,017

Balance as of December 31, 2007 – BR GAAP	493,182	-	493,182

Prepaid payment to Rossi, classified in prepaid assets for BRGAAP purposes, as disclosed below in (iii)			43,758
Others			4,444

GAAP differences December 31, 2007	(319,994)	(33,841)	(305,633)

For purposes of the U.S. GAAP reconciliation, the effects of these differences in the income statements were R$139,975, R$93,520 and R$115,141 in 2008, 2007 and 2006, respectively. These amounts are comprised of the following:

	2008	2007	2006

Amortization and write-off of trade name	689	(32,449)	(10,586)
Reversal of amortization of goodwill under Brazilian GAAP	139,286	125,969	125,727

	139,975	93,520	115,141

The net effect in shareholders’ equity of these differences related to business combinations was an increase of R$445,608 in 2008, and R$305,633 in 2007.

Pursuant to new rules applicable to Brazilian GAAP starting on January 1, 2009, goodwill balances will not be amortized, being subject to annual recovery analysis.

(i) Tradename Barateiro

During 2007, management decided to discontinue the BARATEIRO trade-name, resulting in a write-off of R$31,760. The remaining amounts are related to amortization of other intangibles.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

(ii) Acquisition of Rossi

In August 3, 2007, CBD structured a transaction which is accounted for as an operational leasing of assets of 5 stores from Rossi Supermercados (“ROSSI”).Under Brazilian GAAP the transaction is accounted for as an operating lease. The amount of R$45,500 was paid in advance and classified as a prepaid assets. CBD also acquired accounts receivable of R$4,681 and inventories by R$16,273. Fixed assets are part of the assets leased and can be purchased in the end of the 5 years leasing agreement by its residual book value.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

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

The following table summarizes the fair values of the assets acquired and liabilities assumed:

	Preliminary purchase price allocation (*) Nov 1st, 2007	Adjustments	Final purchase price allocation Nov 1st, 2007

Current assets	70,403	-	70,403
Property and equipment, net	31,321	-	31,321
Tradename (**)	-	38,639	38,639
Intangible assets provisionary identified	34,530	(34,530)	-

Total assets acquired	136,254	4,109	140,363

Current liabilities	68,641	-	68,641
Non-current liabilities	16,959	-	16,959
Minority interest	6,443	-	6,443

Total liabilities assumed	92,043	-	92,043

Net assets	44,211	4,109	48,320

Amount paid in the acquisition	208,504	-	208,504

Goodwill in the acquisition	164,293	(4,109)	160,184

(*) As reported in the consolidated financial statements as of December 31, 2007.
(**) As per appraisers report, the intangible for trade name will not be amortized since it has a indefinite useful life, consequently, being subject to annual test of impairment.

As described in Note 10 (c) CBD paid R$208,504 for 60% interest in Barcelona Comercio Varejista e Atacadista S.A. (“Barcelona”), which received the operational assets of Assai Comercial e Importadora Ltda. (“Assai”), a chain of stores operating in the cash & carry business.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

(iii) Acquisition of Barcelona – ASSAI (Continued)

Under Brazilian GAAP, the Company recognized a goodwill of R$206,068 which represents the difference between the amount paid and the book value of the net assets of Barcelona.

Under US GAAP, this was accounted under the purchase method consistent with FAS 141.

As mentioned in Note 10 (c), the 40% minority interest in Barcelona remained with the former shareholders of ASSAI and is subject to put and call options, pursuant to the shareholders agreement. For Brazilian GAAP, the put and call option did not generate any accounting entry. For U.S. GAAP, the put option is considered a puttable minority interest and it is accounted for according to the provisions of SEC Accounting Series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stocks” and Topic No. D-98 “Classification and Measurement of Redeemable Securities”, which require the Company to record as a liability the higher of the most probable amount of which the option can be exercised at each reporting date or the minority interest and an offsetting charge against retained earnings (equity). On December 31, 2008 and 2007, the liability recorded against equity amounted R$132,036 and R$125,321, respectively. Additionally, under D 98, this amount is deemed to be a deemed dividend and increases or decreases in the carrying amount and shall reduce or increase income applicable to common stockholders in the calculation of earnings per share and preferred stock dividends. If charges or credits are material to income, separate disclosure of income applicable to common stockholders on the face of the income statement should be provided.

(iv) Reorganization under common control

As explained in Note 17 (b) (ii), of March 31, 2008, the Extraordinary General Meeting approved the downstream merger of Sevilha and Barcelona. Under US GAAP, this transaction is carried out at historical costs as a reorganization under common control.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Business combinations (Continued)

(iv) Reorganization under common control (Continued)

Under BR GAAP, the transaction was intended to push down the Brazilian GAAP goodwill generated in Sevilha (CBD subsidiary that acquired 60% of Barcelona in 2007) to Barcelona, in order for the Company to use the tax benefit related to the amortization of goodwill, pursuant to the relevant Brazilian income tax laws. As a result of the transaction, the consolidated balance sheet under Brazilian GAAP shows on the transaction date, the reclassification of R$69,180 (representing the tax effect of the Brazilian goodwill amount) from goodwill to deferred income and social contribution taxes, representing the future tax benefits of the goodwill amortization.

As of December 31, 2008, the remaining net deferred income and social contributions is R$64,317.

Under U.S. GAAP the original purchase price allocation performed on the date of the acquisition of Barcelona was maintained since this was a reorganization under common control. Therefore, the goodwill amortization of R$12,043 was reversed for US GAAP purposes and the deferred income and social contribution tax liability accrued in USGAAP of R$4,863 reflects the temporary difference related to goodwill amortized for local income tax purposes.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

Additionally, there are several differences related to Sendas financial statements which affect the equity pick up recorded by the Company. The key differences are as follows:

i.
Under U.S. GAAP, the interest in Sendas Distribuidora has been recorded under the equity method. The related equity pick up was computed based on 50% ownership of common shares, in conformity with the shareholders’ agreement. Under Brazilian GAAP, equity pickup is calculated at 57.43% based on total capital (42.57% in 2007).

ii.
Reversal of amortization of Brazilian GAAP goodwill – Under Brazilian GAAP, the assets contributed to the joint venture were recorded at carrying value value and goodwill was created. Under U.S. GAAP, the assets contributed to the joint venture were recorded at historical carryover value and no goodwill is recognized. Therefore, the Company reversed the net goodwill amount of of R$153,016 for 2008 and R$181,670 for 2007. The Company’s carrying amount of its investment in Sendas Distribuidora at the date (February 1, 2004) of the joint venture formation was R$141,732, while its 50% interest in the net assets of the joint venture was a negative amount of R$91,738. This difference is accounted for as embedded goodwill in accordance with APB 18 and will not be amortized, in accordance with FAS 142, but will be assessed for impairment on an annual basis. The Company determined that there was no impairment for 2008.

iii.
Goodwill impairment – As described in Note 12, the Company determined that the Brazilian GAAP goodwill was impaired and recorded an impairment expense. For US GAAP, this goodwill does not exist and therefore, such impairment needs to be reversed.

iv.	Derivatives – See Note 26 (h).
v.	Income taxes – The Company determined that certain deferred income tax assets were not more likely than to be realized and therefore the Company recorded a valuation allowance.
vi.	Capital leases – see Note 26 (u) (i).

Below is a summary of the mainly effect of these adjustments in Sendas net income and Shareholder’s equity:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

(i) Shareholders' deficit

	December 31

	2008	2007

		As restated

Shareholders' equity under Brazilian GAAP	(22,060)	3,569
Reversal of goodwill, net	(153,016)	(181,670)
Deferred income taxes, net	(277,069)	(264,504)
Others	(6,337)	1,872

Shareholders' deficit under U.S. GAAP	(458,482)	(440,733)

(ii) Net Loss

	Year ended December 31

	2008	2007	2006

		As restated

Net income (loss) under Brazilian GAAP	(25,629)	(13,058)	(625,060)
Reversal of goodwill amortization	28,654	28,222	556,812
Deferred income taxes, net	(12,565)	(88,399)	(43,231)
Others	(8,209)	8,795	(13,182)

Net loss under U.S. GAAP	(17,749)	(64,440)	(124,661)

The number for Brazilian GAAP related to Sendas Distribuidora related to December 31, 2007, reported in 2008, were restated due to the changes in Brazilian discussed in Note 2 to the financial statements.

The effect of these differences between Brazilian GAAP and U.S.GAAP on the financial statements of Sendas Distribuidora result in the following effect on the equity pick up:

	2008	2007	2006

		As restated

BR GAAP and US GAAP difference on equity pickup - Income statement	8,848	(26,661)	(85,852)
Equity pickup Sendas Distribuidora US GAAP Accumulated equity effect	(144,539)	(153,387)	(126,726)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

c) Sendas Distribuidora (Continued)

The Company performs an analysis to determine whether the investment is impaired, in accordance with APB 18. The Company has performed such tests, and there was no evidence of impairment related to the investment and related goodwill.

Sendas Distribuidora condensed balance sheets and condensed statements of income in accordance with U.S. GAAP are as follows:

	2008	2007	2006

		As restated

Net sales revenue	2,929,342	2,783,368	2,776,736
Operating income	137,354	37,109	3,333
Non-operating expenses	(155,099)	(98,414)	(161,660)
Net loss	(17,749)	(64,440)	(124,661)

Current assets	458,767	457,702	451,109
Property and equipment, net	399,043	411,416	432,204
Non-current assets	236,530	260,341	174,122

Total assets	1,094,340	1,129,459	1,057,435

Current liabilities	1,002,371	1,263,244	824,045
Non-current liabilities	550,451	306,948	609,508
Shareholders' deficit	(458,482)	(440,733)	(376,118)

Total liabilities and shareholders' deficit	1,094,340	1,129,459	1,057,435

Sendas Distribuidora has total loans payable of R$461,831 and R$1,028,283 at December 31, 2008 and 2007, respectively, which are guaranteed by CBD.

d) Property and equipment

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

d) Property and equipment (Continued)

(i) Capitalized interest on construction in progress (Continued)

For purposes of the reconciliation, shareholders’ equity was reduced by R$7,610 in 2008 and R$8,452 in 2007 to reflect such adjustments, net of amortization, to comply with U.S. GAAP. These adjustments reduced depreciation charges by R$842, R$841 and R$969 in 2008, 2007 and 2006, respectively.

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

e) Deferred charges

Brazilian GAAP until December 31, 2006, permited deferral of certain pre-operating expenses incurred in the construction or expansion of a store before it begins operations, research and other items which are recorded at cost and amortized over a period of five years.

For U.S. GAAP purposes, the deferred charges which do not meet the conditions established for deferral have been charged to the income statement. As disclosed in Note 2 (b) (ii), in the transition date (January 1, 2007) Company wrote-off the cumulative effect of deferred charges for Brazilian GAAP.

For the purposes of the U.S. GAAP reconciliation, there is no difference in the shareholders' equity because the Company wrote off net deferred charges of R$77,177 made for Brazilian GAAP on January 1st, 2007. These amounts generated no effect in the profit and loss in 2008, 2007, and decreases in net income of R$(14,489) in 2006.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

f) Leases

Under Brazilian GAAP until December 31, 2006, leases normally were treated for accounting purposes as operating leases and the expense was recognized when each lease installment was incurred.

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

Due to changes introduced in Brazilian GAAP by law 11,638/07, discussed in Note 2 (b) (viii) and 3 (c) (i), the criteria for determination of financial leasing under Brazilian GAAP are substantially similar to U.S. GAAP. As a result of this implementation in January 1, 2007, the reconciliation from Brazilian GAAP to USGAAP for 2007 was restated and the difference between the reported GAAP’s were cumulatively recorded in the retained earnings in the transition date.

The Company revised its estimated useful life of the equipments and stores under financial lease as of January 1, 2007, and the depreciation, starting on that date, was calculated for Brazilian GAAP and U.S. GAAP according to the estimated useful life of the assets, instead of the contract term.

For the purposes of the U.S.GAAP reconciliation, these amounts increased income in 2006 by R$2,121 and have no effect on equity in 2007 and 2008.

The accumulated depreciation regarding the assets subject to these leases are R$78,631 and R$77,278 at December 31, 2008 and 2007.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

g) Sale lease back

Under Brazilian GAAP, the Company concluded on October 3, 2005 the sale of 60 properties to the Península Fund for R$1,029,000. The net book value of the properties was R$1,017,575, consequently the transaction resulted in a gain of R$11,425 recognized as non-operating income at December 31, 2005. The properties were leased back to the Company for a twenty-year period, and may be renewed for two additional consecutive periods of 10 years each. The Company paid R$25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract, which was recorded as deferred charges and is being amortized through the lease agreement of the related stores.

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

Consequently, under US GAAP, the Company adjusted the properties sold to fair value of R$1,023,927, which was the same amount of the liability assumed by the Company at present value and resulted in a deferred gain of R$4,780, outcome from disposal of some stores, which is being recognized in twenty years. The initial fee of R$25,517 was considered as part of the initial minimum lease payments. The annual interest rate used in the calculation was 21.8% at the inception date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

g) Sale lease back (Continued)

Under U.S. GAAP, the net amount of assets depreciation and liabilities amortization in 2008 result in a decrease of net income of R$41,905 (R$35,850 in 2007 and R$30,669 in 2006) and shareholders equity of R$117,578 (R$75,673 in 2007), which can be summarized as described below:

	Asset		Liability		Deferred Gains

	2008	2007	2008	2007	2008	2007

Inception	1,023,927	1,023,927	(1,023,927)	(1,023,927)
Deferred gains					(4,780)	(4,780)
Depreciation	(77,479)	(54,984)
Interest accrued			(319,644)	(203,546)
Amortization					777	538
Payment	-	-	283,548	187,099

Closing balance	946,448	968,943	(1,060,023)	(1,040,374)	(4,003)	(4,242)

	2008	2007	2006

Depreciation	(22,495)	(22,496)	(22,496)
Non operating income	239	239	239
Interest accrued	(116,098)	(105,816)	(97,730)
Financial expenses	96,449	92,223	89,318

	(41,905)	(35,850)	(30,669)

h) Derivative and other financial instruments

Under Brazilian GAAP, financial instruments and derivatives were accounted for until December 31, 2006, at cost or contract value with footnote disclosure of the type and amounts of financial instruments and derivatives. The Company recorded its derivative activities by the net assets or liabilities amounts measured at the spot rates at the balance sheet date.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Derivative and other financial instruments (Continued)

As disclosed in Notes 2 (b) i) and 3 (c), Company is now following for Brazilian GAAP the rules enacted by law 11,638/07 which establishes that financial instruments and derivatives should be classified and measured at fair value, at the transition date (January 1, 2007), similarly to U.S. GAAP. The difference in the reconciliation to the net income and shareholders’equity is related to the exemption used to Brazilian GAAP, which allowed the classification of certain financial instruments as hedge accounting, classified as fair value hedge.

For U.S. GAAP, the Company does not apply hedge accounting.

At December 31, 2008, the Company has cross-currency and interest rate swaps outstanding of which the fair value liability of the consolidated amount was R$(89,804) (2007 - Receivable of R$315,001). They mature in various dates through October, 2011.

The cross-currency interest rate swaps also permit the Company to exchange fixed rate interest in U.S. dollars on short-term debt and long-term debt (Note 13) for floating rate interest in Brazilian reais.

At December 31, 2008 and 2007 the notional amounts of the cross-currency and interest rate swaps and the fair market value amounts were as follows:

	2008			2007

	Notional	Fair market		Notional

	outstanding	value (*)		outstanding	Fair market value (*)

	amount	Asset	Liability	amount	Asset	Liability

Cross-currency interest rate swaps	1,535,718	(89,804)	-	1,708,714	-	315,001

Current liabilities		(10,243)	-		-	228,096
Long-term liabilities		(79,561)	-		-	86,905

(*) Fair market value loss under outstanding cross-currency and interest rate swaps.

The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

h) Derivative and other financial instruments (Continued)

Differences between Brazilian GAAP and U.S. GAAP are related to adjustment to reverse fair value adjustment on the hedged debt which for U.S.GAAP is accounted for as amortized cost because no hedge accounting is applied.

For U.S.GAAP, gains (losses) from derivative activities totaled R$(15,895), R$14,689 and R$(1,656) in the years ended December 31, 2008, 2007 (As restated) and 2006, respectively, and are included in "Financial expense - interest expense" and the amounts of R$(3,957) and R$11,938 in the shareholders’ equity in 2008 and 2007 (As restated), respectively.

Fair Value Measurements

The Company measures assets and liabilities at fair value. Consolidated assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using

	2008	Quoted prices in active markets for identifical instruments (Level 1)	Significant other observable Inputs (Level 2)

Cross-currency interest rate swaps (ii)	(91,828)	-	(91,828)
Interest rate swaps (ii)	2,024	-	2,024

(i) Cash equivalents are classified within Level 2 once are valued using broker reports that utilize quoted market prices for similar instruments;

The fair value of other financial instruments described in Note 14 (a) (v) approximate carrying value based on existing payment terms. The Company has no outstanding assets or liabilities in which its fair value would be measured using significant unobservable inputs (Level 3) as of December 31, 2008.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Put options - AIG

On November 30, 2004, the shareholders of Sendas Distribuidora and the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$135,675 (equivalent to US$ 50 million at that time) in Sendas Distribuidora (see Note 10 (f)). According to the agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised as from October 25, 2007.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD, which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase. The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance. If the value of AIG’s shares in Sendas Distribuidora shares results in more than the value of three billion shares of CBD, the Company will pay the difference in cash. Additionally, in case of a gridlock, as defined in the agreement, or AIG fails to exercise his Put Option by July 25th, 2008, at its sole discretion CBD shall have the right to demand from the AIG the sale, transfer and alienation, to CBD, by the exit price (Note 10 (f) of all of AIG’s shares of Sendas Distribuidora.

On March 17, 2008, AIG notified GPA about its desire to exercise the put option for 157,082,802 preferred shares of Sendas Distribuidora for the amount of R$165,440, which was determined by the formula in the divestment agreement executed at December 1, 2004. The Company paid R$12,066 in cash and R$153,364 in preferred shares to AIG for the exercise of the put. The value of the shares issued was based on the price of the shares based on the average quotation of the 30 days before the exercise date. The Company therefore acquired and additional 14.86% of the total equity of Sendas Distribuidora (31% of their preferred shares).

On May 6, 2008, the parties executed an agreement for purchase and sale of shares, conveying the ownership of Sendas Distribuidora preferred shares to the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

i) Put options - AIG (Continued)

The capital increase representing the issuance of the shares to AIG related to the exercise of put option occurred at June 27, 2008, with the authorization for the issue of preferred shares by the Company’s Board of Directors, carrying out the share swap as per agreement.

The transaction was accounted for as step acquisition on the terms of FAS 141.

Therefore, the Company effected the following accounting:

a. Increase in investments at Sendas Distribuidora by the amount of R$65,440, including goodwill;
b. Calculated the fair value of the put option on the exercise date in the amount of R$47,424 and recognized it as expense and an increase of the put option liability, consistent with the accounting for a written put option;
c. Derecognized the put option liability of R$47,424.

As a result of this transaction, the following US GAAP differences resulted:

	2008	2007	2006

BR GAAP and US GAAP difference - Income statement	(29,495)	(1,270)	(11,455)
Shareholders’ equity US GAAP - Accumulated equity effect	(47,424)	(17,929)	(16,659)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

j) Put options – Sendas S.A.

As described in Note 10 (d), at October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. Similarly to the AIG options described above, this instrument should be recorded at fair value for US GAAP. The Company determined that the fair value was insignificant at December 31, 2008 and 2007.

k) Deferred gain on FIC Transaction - Miravalles

As described in Note 10(e), the Company formed a strategic alliance with Itaú. The deal was effected through a series of transactions whereby the Company received R$380,444 in cash and the Company then made a cash capital contribution of R$75,000 to Miravalles. Pursuant to the joint venture agreement, R$152,500 was placed into a restricted account controlled by Itaú and the funds were to be released as certain performance milestones were achieved.

Under Brazilian GAAP, at December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the escrow account are no longer tied, and fines for noncompliance of said goals were set out. In 2006, the Company recognized the remaining amount of R$58,151 under non-operating results, due to the fulfillment of certain performance goals during the year.

Under U.S. GAAP, this transaction resulted in gain recognition of R$152,944 in 2004, and a deferred gain of R$55,406 at December 31, 2008 and R$41,755 at December 31, 2007, related to the funds held in escrow (as of December 31, 2004). The funds were released from escrow in 2005 but remain subject to the performance of certain milestones, and therefore, under US GAAP, it will continue to defer the gains until the performance obligations are totally met.

Under U.S. GAAP, the interest in Miravalles Empreendimentos e Participações S.A. has been recorded under the equity method considering the 50% ownership. The differences between Brazilian GAAP and U.S. GAAP on the investment on Miravalles resulted in a total net increase of R$8,647 at December 31, 2008, R$2,419 and R$3,916 in 2007 and 2006 respectively, generated a loss on equity pick-up of R$8,551 at December 31, 2008 and R$17,198 in 2007.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

k) Deferred gain on FIC Transaction - Miravalles (Continued)

The differences in the equity pickup related to Miravalles are originated by the difference between U.S. GAAP and BR GAAP, of this investee. The main differences are related to allowance for loan losses which are higher under US GAAP and capitalized telemarketing and advertising expenses which are expensed under US GAAP.

Therefore, this transaction resulted in a total net increase of gain of R$1,349 at December 31, 2008 and R$41,670 in 2007 and decrease of R$39,676 in 2006; shareholders equity was decreased by R$67,906 and R$69,255 in 2008 and 2007, respectively.

Additionally, under U.S. GAAP, the basis of the investment in the joint venture is deemed to be zero. Under APB 18, this difference of R$75,000 from the underlying equity in the net assets of the investee is recognized as a deferred credit and will be amortized into income using the straight line method over 5 years until 2009. The Company recognized amortization of R$15,000 in 2008 and 2007, respectively.

The Company analyzed this investment for impairment in accordance with APB 18 and concluded there was no impairment at December 31, 2008 and 2007.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

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

The Company has issued employee stock options (Note 18(h)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

l) Earnings per share (Continued)

	Year ended December 31, 2008			Year ended December 31, 2007

	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividends proposed	37,071	24,780	61,851	29,347	20,737	50,084
Puttable minority interest per Topic D-98 "ASSAI"	(3,932)	(2,783)	(6,715)	(73,377)	(51,944)	(125,321)
Basic allocated undistributed earnings	144,752	102,470	247,222	129,021	91,334	220,355

Allocated net income available for common and preferred shareholders	177,891	124,467	302,358	84,991	60,127	145,118

Basic denominator (in thousands of shares) Weighted-average number of shares	132,170	99,680	231,850	128,010	99,680	227,690

Basic earnings per thousand shares – U.S. GAAP (R$)	1.35	1.25		0.66	0.60

Diluted earnings per thousand shares – U.S. GAAP (R$)	1.35	1.25		0.66	0.60

		Year ended December 31, 2006

		Preferred	Common	Total

Basic numerator
Actual dividends proposed		11,887	8,425	20,312
Puttable minority interest per Topic D-98 "ASSAI"		-	-	-
Basic allocated undistributed earnings		(3,403)	(2,412)	(5,815)

Allocated net income available for common and preferred shareholders		8,484	6,013	14,497

Basic denominator (in thousands of shares)
Weighted-average number of shares		127,807	99,680	227,487

Basic earnings per thousand shares – U.S. GAAP (R$)		0.07	0.06	-

Diluted earnings per thousand shares – U.S. GAAP (R$)		0.07	0.06	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

m) Deferred Income taxes on adjustments to U.S. GAAP

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

Additionally, the Company recognized the deferred tax effects related to the temporary differences generated by U.S.GAAP adjustments. This resulted in a deferred income tax benefit (expenses) of R$(26,173), R$(25,611), and R$1,488 in 2008, 2007 and 2006, respectively, and the effect in shareholders’ equity is R$(76,964) and R$(50,792) in 2008 and 2007, respectively.

n) Pushdown of goodwill

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

o) Comprehensive income

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

p) Stock-based compensation

Under Brazilian GAAP, until December 31, 2006, the rights to acquire the Company’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense. The purchase of the stock by the employees at the exercise date is recorded as an increase in capital stock for the amount of the exercise price.

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

Effective January 1, 2006, the Company adopted the provision of SFAS No. 123(R) which resulted in a cumulative effect of change in accounting principle of R$8,737 end compensation expense of R$5,541 for 2006.

In accordance with the provisions of the modified prospective transition method, results for prior years have not been restated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

p) Stock-based compensation (Continued)

As disclosed in Notes 2 (b) (iv), 3 (n) and 18 (h), the Company is now following the Brazilian GAAP the rule enacted by law 11,638/07 requiring the recognition of expenses related to stock options. The difference in the reconciliation between Brazilian GAAP and U.S. GAAP to the net income and shareholders’equity is related to the following reasons:

  Under Brazilian GAAP, only instruments settled in cash should be classified as a liability and remeasured at each reporting date. For U.S. GAAP, Company classified the series 7, 8, 9 and 10 as instruments of liability, remeasured at each reporting date, due to the variable exercise price, which are restated by inflation, under the plan rules. Under Brazilian GAAP all series are accounted for as equity instruments;
  U.S. GAAP has more strict rules for the definition of the grant date compared to Brazilian GAAP (explained below), Under U.S. GAAP gold series was not considered to have a grant date, and will be measured and recorded when exercised. Under Brazilian GAAP this serie is accounted for as equity instrument. See explanation further below in this note.

For purposes of the U.S. GAAP reconciliation, additional charges for compensation revenues (expenses) were recognized under U.S. GAAP in the amounts of R$1,529, R$22,028, and R$(5,541) in 2008, 2007 (As restated) and 2006, respectively, and the effect in shareholders’ equity is R$(4,229) and R$(11,990) in 2008 and 2007, respectively.

A summary of options activity under the Plan as of December 31, 2006, 2007 and 2008, and changes during the years then ended are presented below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

p) Stock-based compensation (Continued)

	2006

	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

Outstanding at the beginning of the year	3,243	30.96	2.61	-
Granted during the year	901	33.39	-	-
Exercised during the year	(207)	34.85	-	-
Forteited during the year	(517)	28.43	-	-
Expired during the year	(479)	52.29	-	-

Outstanding at the end of the year	2,941	29.18	2.89	24,421

Vested or expected to vest at December 31, 2006	1,342	30.07	1.51	9,951

Exercisable at December 31, 2006	109	25.93	1.09	1,244

	2007

	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

Outstanding at the beginning of the year	2,941	29.18	2.89	-
Granted during the year	1,173	24.64	-	-
Exercised during the year	(377)	24.09	-	-
Forteited during the year	(605)	30.14	-	-
Expired during the year	(242)	36.20	-	-

Outstanding at the end of the year	2,890	28.64	2.57	17,335

Vested or expected to vest at December 31, 2007	2,137	28.85	1.11	12,389

Exercisable at December 31, 2007	76	26.97	0.77	536

	2008

	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Agregate intrinsic value

Outstanding at the beginning of the year	2,890	28.64	2.57	-
Granted during the year	1,209	18.89	-	-
Exercised during the year	(1,186)	18.61	-	-
Forteited during the year	(443)	32.16	-	-
Expired during the year	(177)	25.09	-	-

Outstanding at the end of the year	2,293	30.23	2.27	6,951

Vested or expected to vest at December 31, 2008	2,247	30.22	1.55	6,928

Exercisable at December 31, 2008	48	30.51	1.29	23

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

p) Stock-based compensation (Continued)

See below the differences between Brazilian GAAP and U.S. GAAP for the series outstanding as of December 31, 2008:

	Brazilian GAAP	U.S. GAAP

Serie 8	210	210
Serie 9	275	275
Serie 10	542	542
Gold A1	203	-
Silver A1	723	723
Gold A2	662	-
Silver A2	543	543

Total	3,158	2,293

The remaining compensation expenses to be recognized related to nonvested awards may be summarized as follows:

Year	Total

2009	6,643
2010	6,221
2011	3,900
2012	700

17,464

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

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

Then, based on the previously discussed liability accounting, the options will be revalued at current fair value at each subsequent reporting date until such time as the options are exercised. Liability accounting is applicable to series until XI. Gold and Silver series are classified as equity instruments, consequently, the fair value of the options is measure at grant date.

The fair value of each stock option award is measured as of year end using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs: expected dividend yield of 0.69%, expected volatility of approximately 42.05%, weighted average risk-free interest rate of 12.03% and an expected average life of four years and three and a half years for the New Plan related to grants after 2007. Forfeitures are estimated using historical cancellation data by each series.

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
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

p) Stock-based compensation (Continued)

The weighted-average grant-date fair value of options granted during the years 2008, 2007, and 2006 was R$18.33, R$17.48, and R$17.19, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was R$20,974, R$3,040, and R$2,022. The weighted-average grant-date fair value of shares granted during the years 2008, 2007, and 2006 was R$30.90, R$26.32, and R$29.12, respectively.

Staff Accounting Bulletin (SAB) No. 110, defines that the expected term for the Black-Scholes-Merton model for series granted after December 31, 2007, must be projected based on historical data available, instead of the simplified method applied under SAB No. 107. Company has applied SAB No. 110, and all series have expected term based on historical data, which does not differ significantly from the average term.

q) Business segments disclosure

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under U.S. GAAP, SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that senior management uses the information to allocate resources among segments and evaluate their performance. The Company operates principally in the retail trade segment; the Company's other activities are not significant.

Information regarding segments are presented using the Brazilian GAAP information (including Sendas Distribuidora, which is consolidated under Brazilian GAAP), which is the information used by the decision maker to manage the business.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Business segments disclosure (Continued)

The relevant segment information is disclosed as following:

	2008	2007	2006

Net sales
Retail Segment	16,770,272	14,702,296	13,880,403
Other	1,262,838	200,591	-

Total	18,033,110	14,902,887	13,880,403

Gross profit
Retail Segment	4,558,682	4,148,841	3,917,438
Other	194,931	29,547	-

Total	4,753,613	4,178,388	3,917,438

Operating income
Retail Segment	353,449	199,393	(258,555)
Other	39,502	6,511	-

Total	392,951	205,904	(258,555)

	2008	2007	2006

Current assets
Retail Segment	5,393,864	4,828,515	4,878,416
Other	258,612	173,629	-

Total	5,652,476	5,002,144	4,878,416

Non-current assets
Retail Segment	7,767,560	7,721,954	6,793,857
Other	126,157	26,158	-

Total	7,893,717	7,748,112	6,793,857

Current liabilities
Retail Segment	3,171,841	4,221,476	3,823,909
Other	246,154	148,950	-

Total	3,417,995	4,370,426	3,823,909

Non-current liabilities
Retail Segment	4,602,628	3,279,958	2,877,821
Other	11,404	12,519	-

Total	4,614,032	3,292,477	2,877,821

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

q) Business segments disclosure (Continued)

The goodwill is allocated for the segments as follow:

	2008	2007	2006

Retail Segment	731,234	682,724	636,885
Other	160,184	164,293	-

Total	891,418	847,017	636,885

r) Classification of statement of income line items and other

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from U.S. GAAP. The reclassifications are summarized as follows:

(i)
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts are reclassified to non- operating income and expenses in accordance with U.S. GAAP;

(ii)
Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as a non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of permanent assets or goodwill are classified as an adjustment to operating income (expense);

(iii)
Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts are classified as operating expenses in accordance with U.S. GAAP. Employee profit sharing expenses recorded in 2008, 2007 and 2006 totaled R$17,944, R$10,354 and R$10,583, respectively.

(iv)
Under Brazilian GAAP, equity in results of investees is recognized as operating income in the statement of income. Under U.S. GAAP equity in results of investees is classified in the statement of income as non- operating item.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

r) Classification of statement of income line items and other (Continued)

(v)
Under Brazilian GAAP, cash consideration received from vendors is recorded as a reduction of cost of sales on operating expenses. Under U.S. GAAP, cash consideration received from vendors related to payment for services delivered to a vendor would be recorded as other income, which totaled R$46,978, R$194,676 and R$177,288 in the years ended December 31, 2008, 2007 and 2006, respectively. Under U.S. GAAP, reimbursements of advertising expense incurred by the Company to sell the vendors’ products should be characterized as a reduction of that expense. The amount of R$124,855 and R$126,644 for the years ended December 31, 2007 and 2006, respectively, would be classified as a reduction of selling, general and administrative expenses.

(vi)	Under U.S. GAAP, deferred tax assets and liabilities would be netted and classified as current or non-current based on the classification of the underlying temporary difference.
(vii)
Under U.S. GAAP, the cash and cash equivalent presented in the cash flow would be less in R$4,359 for the year ended December 31, 2008, R$59,388 for the year ended December 31, 2007 and R$72,288 for the year ended December 31, 2006.

(viii)
Under U.S. GAAP, the operating expenses would be less R$9,949 for the year ended December 31, 2008, R$8,641 for the year ended December 31, 2007 and an revenue of R$175,422 for the year ended December 31, 2006, which were transferred to non-operating expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

s) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

Shareholders’ equity and net income, adjusted to take into account the significant differences between Brazilian GAAP and U.S. GAAP, are as follows:

(i) Shareholders’ equity

Reconciliation Shareholders' equity

	Year ended December 31

	Note	2008	2007

			(Restated)

As reported in the accompanying financial statements under Brazilian GAAP		5,407,716	4,949,677

Supplementary inflation restatement in 1996 and 1997	26 a	10,118	13,520
Business combinations adjustments	26 b	445,608	305,633
Equity results
Sendas Distribuidora	26c	(144,539)	(153,387)
Miravalles Empreendimentos	26k	(8,551)	(17,198)
Capitalized interest	26 d	(7,610)	(8,452)
Sale lease back	26 g	(117,578)	(75,673)
Derivative instruments	26 h	(3,957)	11,938
Put options
AIG	26 i	(47,424)	(17,929)
ASSAI	26 b iii	(132,036)	(125,321)
Deferred gain on FIC transaction	26 k	(67,906)	(69,255)
Share-based compensation liability	26 p	(4,229)	(11,990)
Deferred income taxes on adjustments above	26 m	(76,964)	(50,792)
Others		20,204	15,878

Shareholders' equity under U.S. GAAP		5,272,852	4,766,649

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

s) Reconciliation of differences between Brazilian GAAP and U.S. GAAP (Continued)

(ii) Net income

	Year ended December 31

	Note	2008	2007	2006

			(Restated)

As reported in the accompanying financial statements under Brazilian GAAP		260,427	185,655	85,524
Depreciation and disposal of additional indexation of permanent assets for 1996 and 1997	26 a	(3,402)	(1,606)	(626)
Business combinations adjustments	26 b	139,975	93,520	115,141
Equity results
Sendas Distribuidora	26 c	8,848	(26,661)	(85,852)
Miravalles Empreendimentos	26 k	8,647	(2,419)	(3,916)
Capitalized interest	26 d	842	841	969
Deferred charges, net	26 e	-	-	(14,489)
Capital leases	26 f	-	-	2,121
Sale lease back	26 g	(41,905)	(35,850)	(30,669)
Derivative instruments	26 h	(15,895)	14,689	(1,656)
Put options	26 i	(29,495)	(1,270)	(11,455)
Deferred gain on FIC transaction	26 k	1,349	41,670	(39,676)
Compensation expense from stock ownership plan	26 p	1,529	22,028	(5,541)
Deferred income taxes on adjustments above	26 m	(26,173)	(25,611)	1,488
Others		4,326	5,453	3,134

Net income under U.S. GAAP		309,073	270,439	14,497

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	Year ended December 31

	2008	2007	2006

Shareholders' equity under U.S. GAAP at beginning of the year	4,766,649	4,657,957	4,147,966
Capital increase	239,931	9,071	7,212
Capital reserve	-	-	517,331
Net income for the year	309,073	270,439	14,497
Stock options	25,670	5,429	(8,737)
Deemed dividends puttable minority interests under D-98	(6,715)	(125,321)	-
Other	-	(842)	-
Dividends	(61,756)	(50,084)	(20,312)

Shareholders' equity under U.S. GAAP at end of the year	5,272,852	4,766,649	4,657,957

Net income for the year	309,073	270,439	14,497

Comprehensive Income	309,073	270,439	14,497

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Liabilities associated with unrecognized tax benefits

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

As a consequence of adoption, the Company did not identify, as of December 31, 2008 and 2007, any recorded liabilities related to unrecognized tax benefits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

t) Liabilities associated with unrecognized tax benefits (Continued)

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2003 through 2007 remain open and subject to examination by the relevant tax authorities.

u) U.S.GAAP Supplementary information

(i) Leases

A significant portion of retail units are leased under operating lease agreements, and a few portion under capital lease generally for terms from five to 25 years with varying renewal options to extend the terms of the leases for up to 10 years beyond the initial non-cancelable term. Most of the leases include contingent rentals based on a percentage of sales. For the year ended December 31, 2008, the effective rate of rentals was 1.51% (2007 – 1.79%, 2006 – 2.05%) of sales. Also, certain leases provide for the payment by the lessee of certain costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the Company's leased facilities. Penalties are incurred on lease cancellations.

Certain computer equipment leases are accounted for as capital leases, which are generally for terms of three years and allow the Company the option to purchase such equipment at the termination of the leases. Future minimum annual lease payments with respect to non-cancelable capital and operating leases and imputed interest on capital leases as of December 31, 2008 are summarized in Note 21 .

Net rental expense, included in selling, general and administrative expenses, consists of the following:

	2008	2007	2006

Minimum rentals	219,636	209,590	191,971
Contingent rentals	100,562	95,093	120,633
Sublease rentals	(56,474)	(46,913)	(41,264)

	263,724	257,770	271,340

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

u) U.S.GAAP Supplementary information (Continued)

(ii) Major Non-cash Transactions

In 2008, the Company acquired equipment under capital lease agreements in the amount of R$14,057 (2007 – R$5,017 and 2006 – R$13,592).

v) Recently issued accounting pronouncements under U.S. GAAP

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” This Statement is intended to enhance the current disclosure framework in Statement 133, and is effective For financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives. Finally, this Statement requires cross-referencing within the footnotes, which should help users of financial statements locate important information about derivative instruments.

In May 2008, the FASB issued SFAS 162 “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy) and is effective For financial statements issued for fiscal years and interim periods beginning after June 15, 2008.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141, "Business Combinations," but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS 141(R) expands on the disclosures previously required by SFAS 141, better defines the acquirer and the acquisition date in a business combination and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 1, 2008; early adoption is not permitted.

On February 12, 2008, the FASB issued FASB Staff Position 157-2, or FSP 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 for the Company to January 1, 2009 for items within the scope of this FSP. In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4") . FSP 157-4 amends SFAS, 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This FSP must be applied prospectively, and retrospective application not permitted. This FSP will become effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating this new FSP but does not believe that it will have a significant impact on the determination or reporting of the Company's financial results.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In November 2008, the FASB issued EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. Management is currently evaluating the resulting from the implementation.

In April 2009, the FASB issued FSP 115-2 and FAS 124-2 ("FSP 115-2"). FSP 115-2 amends SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. FSP 115-2 will replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of the security's cost basis. FSP 115-2 provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although FSP 115-2 does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. FSP 115-2 will become effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating FSP 115-2, but does not believe that it will have a significant impact on the determination or reporting of the Company's financial results.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In February 2008, FASB issued FASB Staff Position ("FSP") on SFAS No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP SFAS 140 3"). The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP SFAS 140 3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within these fiscal years. Earlier application is not permitted. We are currently reviewing the effect, if any, of this new rule.

In December 2008, the FASB issued FSP 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities, or VIEs, including qualifying special-purpose entities, or QSPEs. The additional required disclosures related to asset transfers primarily focus on the transferor’s continuing involvement with transferred financial assets and the related risks retained. This FSP also requires additional disclosures that focus on a company’s involvement with VIEs and its judgments about the accounting for them. In addition, this FSP requires certain nontransferor public enterprises to disclose details about QSPEs with which they are involved. The Company does not expect significant impact from the adoption of the statements above.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

v) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In June 2009, the FASB issued FASB Statement No.166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140.” The statement amends and clarifies the unit of account eligible for sale accounting, requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset, clarifies that an entity must consider all arrangements or agreements made contemporaneously with a transfer when applying the derecognition criteria of Statement 140, requires a transferor to “look through” a securitization vehicle and consider the abilities of the beneficial interest holders, clarifies the principle in the effective control criteria of Statement 140, etc. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.The Company has not yet determined the effect, if any, of this new pronouncement.

In June 2009, the FASB issued FASB Statement No.167, “Amendments to FASB Interpretation No. 46 (R)” The statement requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, amends FIN 46 (R)’s consideration of related party relationships in the determination of the primary beneficiary of a VIE, requires continuous assessment of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise’s involvement with a VIE. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect significant impact from the adoption of the statements above.

x) New subsequent events

(i) Acquisition of Ponto Frio

On June 08, 2009, GPA entered into a share purchase agreement, or the Globex Purchase Agreement, to acquire shares representing 70.2% of Globex Utilidades S.A., or Globex. Globex has been operating in the Brazilian non-food retail business under the brand name Ponto Frio for more than 60 years and currently operates stores in 10 Brazilian states and in the federal district, through a network of 455 stores. In 2008, Globex’s gross revenue exceeded R$4.8 billion.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

x) New subsequent events (Continued)

(i) Acquisition of Ponto Frio (Continued)

The acquisition of Globex was carried out through the subsidiary Mandala Empreendimentos e Participações S.A., or Mandala, which GPA used as a vehicle to acquire common shares representing 70.2% of the total voting capital of Globex. The Globex Share Purchase Agreement and the transaction will be submitted to the approval of the Brazilian antitrust authorities. The transaction will also be submitted to the approval of the holders of CBD’s common shares.

Pursuant to the terms of the Globex Share Purchase Agreement, the purchase price will total R$824,521,960.00, equivalent to R$9.48 per share. This purchase price will be paid as follows: (i) R$373,436,536.00 at the closing date (representing approximately 45.3% of the purchase price); and (ii) R$451,085,424.00 (representing approximately 54.7% of the purchase price) at the forth anniversary of the closing date, adjusted by the variation of the Brazilian interbank variable interest rate (Certificado de Depósito Interbancário), or CDI rate.

In accordance with the Globex Share Purchase Agreement, the former controlling shareholders of Globex have elected to use the proceeds that will be generated through the transaction to subscribe Class B preferred shares issued by us. The receivable of R$451,085,424.00 will be increased by 10% for such purpose. Consequently, GPA will increase its capital stock through the issuance of up to 16,609,046 Class B preferred shares, at an issuance price of R$40.00 per share. These shares will be subscribed by the former controlling shareholders of Globex.

The Class B preferred shares will entitle its holders to a fixed dividend in the amount of R$0.01 per share and a preference in the receipt of proceeds in case of our liquidation. The Class B preferred shares will not have voting rights.

On the date of the general shareholders’ meeting, the currently existing preferred shares will be converted into Class A preferred shares. Their rights will remain unchanged.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

x) New subsequent events (Continued)

(i) Acquisition of Ponto Frio (Continued)

The Class B preferred shares will be converted into Class A preferred shares, in the proportion of one to one, in accordance with the following schedule: (i) 32% of the Class B preferred shares will be converted five days after our capital stock increase; (ii) 28% of the Class B preferred shares will be converted six months after the closing date; (iii) 20% of the Class B preferred shares will be converted 12 months after the closing date; and (iv) 20% of the Class B preferred shares will be converted 18 months after the closing date.

In respect of the conversion of the Class B preferred shares into Class A preferred shares pursuant to item (i) of the preceding paragraph, Mandala will pay to each former shareholder of Globex, as shortfall, the amount of R$3.69 per Class B preferred share held by such former shareholder, adjusted by the variation of the CDI. Within five days after the conversion of the Class B preferred shares pursuant to the terms set forth in items (ii), (iii) and (iv) above, Mandala will pay to the shareholders of Globex who have elected to subscribe the Class B preferred shares the positive shortfall between the amount of R$40.00 per share, adjusted by the variation of the CDI, and the market value of the Class A preferred shares at such time, calculated in accordance with the weighted average price within the 15 trading sessions of BOVESPA immediately prior to each date of conversion.

In addition, we, through Mandala, will launch a tender offer for the acquisition of the remaining common shares of Globex for a price per share equivalent to 80% of the price per share paid to the controlling shareholders, according to the applicable law. Alternatively, prior to the tender offer, the minority shareholders of Globex will also be given the option to adhere to the Globex Stock Purchase Agreement and subscribe shares issued by us pursuant to the terms and conditions above indicated. Exclusively in case these minority shareholders elect to use their credits in the subscription of shares issued by us, the credit amount of the installment portion will be increased in 10% for such purpose.

The shares of Globex will remain regularly traded at BOVESPA. Dividend payments or payments on interests on capital that have already been declared will be performed.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(expressed in thousands of reais)

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

x) New subsequent events (Continued)

(ii) Dividends paid

On June 10, 2009, the Company paid dividends declared during the general shareholders’ meeting held on April 30, 2009, during the meeting, the Company approved a dividend of R$0.27 per preferred share and R$0.25 per common share. Dividends declared and interest on sharehoders’ equity per preferred share, per common share and per ADS, were U.S.$0.12, U.S.$0.11 and U.S.$0.12, respectively. The payments were translated into U.S. dollars using the exchange rate at December 31, 2008 of R$2.3370 per U.S.$1.00 and the into account the 500:1 reverse stock split that became effective on September 1, 2007.

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Miravalles Empreendimentos e Participações S.A.

1	We have audited the accompanying consolidated balance sheets of Miravalles Empreendimentos e Participações S.A. and subsidiaries ("the Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations and of changes in financial position and of changes in shareholders' equity of Miravalles Empreendimentos e Participações S.A. (the "Parent Company") for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Miravalles Empreendimentos e Participações S.A. and subsidiaries at December 31, 2007 and 2006, the consolidated results of their operations, the consolidated changes in their financial position and the changes in shareholders' equity of the Parent Company for each of the years then ended, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

Sao Paulo, Brazil
March 11, 2008

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores lndependentes

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

B - 1

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

São Paulo, March 14, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

B - 2

Report of Independent Auditors

To the Board of Directors and Shareholders
Sendas Distribuidora S.A.
São Paulo - SP

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendas Distribuidora S.A. at December 31, 2006 and the results of its operations and changes in financial position for the year then ended in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

São Paulo, June 8, 2007.

ERNST & YOUNG
Auditores Independentes S.S.

Sergio Citeroni
Partner

Sendas Distribuidora S.A.

Consolidated balance sheets
Unaudited
December 31, 2008 and 2007
(Expressed in thousands of reais)

	2008	2007

	Unaudited	Unaudited

		Restated
Assets
Current assets
Cash and cash equivalents	125,917	76,603
Accounts receivable, net	48,936	88,987
Inventories	226,468	233,675
Recoverable taxes	11,937	6,554
Deferred income and social contribution taxes	33,084	6,435
Accounts receivable from vendors	34,081	43,470
Other	11,428	8,413

Total current assets	491,851	464,137

Non-current assets
Long-term assets
Accounts receivable	144,412	142,457
Recoverable taxes	1,814	1,919
Deferred income and social contribution taxes	243,981	258,069
Related parties	17,983	62,178
Restricted deposits for legal proceedings	72,321	53,069

Total long-term assets	480,511	517,692

Permanent assets
Property and equipment, net	399,043	411,416
Intangible assets	153,016	181,670

Total permanent assets	552,059	593,086

Total non-current assets	1,032,570	1,110,778

Total Assets	1,524,421	1,574,915

	2008	2007

	Unaudited	Unaudited

		Restated

Liabilities and shareholders' equity
Current liabilities
Accounts payable to suppliers	393,227	390,048
Loans and financing	5,924	794,629
Payroll and related charges	23,830	19,349
Taxes and social contributions payable	20,776	22,798
Related parties	520,493	-
Rental payable	15,718	11,640
Other	22,403	21,942

Total current liabilities	1,002,371	1,260,406

Non-current liabilities
Loans and financing	459,352	242,062
Provision for contingencies	2,823	3,309
Real estate tax payable	77,214	59,184
Others	4,721	6,385

Total non-current liabilities	544,110	310,940

Shareholders’ equity
Capital	1,035,677	1,035,677
Unpaid capital	(200,000)	(200,000)
Accumulated losses	(857,737)	(832,108)

	(22,060)	3,569

Total liabilities and shareholders’ equity	1,524,421	1,574,915

See accompanying notes.

Sendas Distribuidora S.A.

Statements of operations
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of reais, except losses per thousand shares)

	2008	2007	2006

	Unaudited	Unaudited

		Restated

Gross sales	3,368,372	3,209,614	3,203,739
Taxes on sales	(439,030)	(426,246)	(427,003)

Net sales	2,929,342	2,783,368	2,776,736
Cost of sales	(2,127,866)	(2,048,605)	(2,036,431)

Gross profit	801,476	734,763	740,305

Operating (expenses) income
Selling	(520,769)	(516,472)	(517,384)
General and administrative	(84,315)	(125,200)	(137,886)
Depreciation and amortization	(89,059)	(86,203)	(136,698)
Net financial expenses	(144,553)	(107,812)	(151,643)
Other operating income (expenses)	(970)	(443)	(498,651)

	(839,666)	(836,130)	(1,442,262)

Loss before income and social contribution
taxes	(38,190)	(101,367)	(701,957)
Income and social contribution taxes	12,561	88,309	76,897

Net loss	(25,629)	(13,058)	(625,060)

Outstanding shares (in thousand shares)
at the year end	1,057,085	1,057,085	1,057,085

Loss for the year per thousand shares	24.24	12.35	591.31

See accompanying notes.

Sendas Distribuidora S.A.

Statements of changes in shareholders’ equity
Years ended December 31, 2008 (unaudited), 2007 (unaudited) and 2006
(Expressed in thousands of reais)

	Capital			Accumulated

	Share	Unpaid	Total	losses	Total

Balances at December 31, 2005	1,035,677	(200,000)	835,677	(187,014)	648,663

Loss for the year	-	-	-	(625,060)	(625,060)

Balances at December 31, 2006	1,035,677	(200,000)	835,677	(812,074)	23,603
First adoption of Law 11,638/07 and
Provisional
Measure 449/08.	-	-	-	(6,976)	(6,976)
Loss for the year	-	-	-	(13,058)	(13,058)

Balances at December 31, 2007 (restated)	1,035,677	(200,000)	835,677	(832,108)	3,569
Loss for the year	-	-	-	(25,629)	(25,629)

Balances at December 31, 2008	1,035,677	(200,000)	835,677	(857,737)	(22,060)

See accompanying notes.

Sendas Distribuidora S.A.

Statements of cash flows
(Unaudited)
Year ended December 31, 2008 and 2007
(Expressed in thousands of reais)

	2008	2007

		Restated

Cash flows from operating activities
Loss for the year	(25,629)	(13,058)
Adjustments to reconcile net income to
cash flow from operating activities
Deferred income tax	(12,561)	(88,309)
Loss on sale of permanent assets
benefit	970	-
Depreciation and amortization	89,059	86,203
Unrealized financial expenses and
monetary and foreign exchange
variation	84,687	73,130
Provision for contingencies	9,063	4,992
Provision for property and equipment
write-offs and losses	(216)	-

	145,373	62,958
Decrease (increase) of assets
Accounts receivable	47,485	(5,138)
Inventories	7,207	(8,307)
Recoverable taxes	(5,278)	4,556
Other assets	(876)	6,013
Restricted deposits for legal
proceedings	(16,558)	(15,467)

	31,980	(18,343)
Increase (decrease) of liabilities
Accounts payable to suppliers	3,179	14,892
Payroll and related charges	4,481	835
Taxes and social contributions payable	16,008	80,647
Related parties	564,688	(124,292)
Other accounts payable	(7,426)	(46,301)

	580,930	(74,219)

Net cash provided by (used in) operating
activities	758,283	(29,604)

Cash flows from investment activities
Acquisition of property and equipment	(51,421)	(46,816)
Proceed from sale of property and
equipment	503	-

Net cash used in investment activities	(50,918)	(46,816)

Sendas Distribuidora S.A.

Statements of cash flows (Continued)
(Unaudited)
Year ended December 31, 2008 and 2007
(Expressed in thousands of reais)

	2008	2007

		Restated

Cash flow from financing activities
Financing
Funding and refinancing	308,209	1,038,136
Payments	(788,796)	(878,439)
Interest paid	(177,464)	(78,035)

Net cash (used in) provided by financing
activities	(658,051)	81,662

Net increase in cash and cash equivalents	49,314	5,242

Cash and cash equivalents at the end
of the year	125,917	76,603
Cash and cash equivalents at the
beginning of the year	76,603	71,361

Net increase in cash and cash equivalents	49,314	5,242

See accompanying notes.

Sendas Distribuidora S.A.

Statements of changes in financial position
Year ended December 31, 2006
(Expressed in thousands of reais)

2006

Financial resources were provided by
Operations	6,440
Third parties
Increase in long-term liabilities	51,311
Transfer to current assets	64,807
Total funds provided	122,558

Financial resources were used for:
Additions to property and equipment	56,791
Additions to deferred charges	101
Transfer to current liabilities	165,253
Additions to non-current assets	7,246
Total funds used	229,391
Increase (Decrease) in net working capital	(106,833)

Statements of increase (decrease) in net working
capital
Current assets
At end of year	510,344
At beginning of year	495,733
14,611
Current liabilities
At end of year	778,716
At beginning of year	657,272
121,444
Increase (decrease) in working of capital	(106,833)

Statements of resources generated from (used in)
operations
Net loss for the year	(625,060)
Expenses (income) not affecting working capital
Depreciation and amortization	136,698
Residual value of permanent asset
disposals	25,442
Deferred income and social contribution
taxes	(76,897)
Provision for contigencies	3,890
Provision for goodwill amortization	474,107
Interest and indexation charges on long-
term items	68,260
Resources generated from (used in)
operations	6,440

See accompanying notes.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

1. Operations

Sendas Distribuidora S.A. ("Company" or “Sendas Distribuidora”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores, principally under the trade names "Pão de Açúcar", "Extra", and “Sendas”. At December 31, 2008, the Company had 101 (102 in 2007) stores in operation, all of them located in the state of Rio de Janeiro.

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into by Companhia Brasileira de Distribuição (“CBD”) and Sendas S.A. (“Sendas”) in December 2003. The Company concentrates CBD and Sendas’ retailing activities in the state of Rio de Janeiro.

The Shareholders’ Agreement executed between CBD and Sendas S.A establishes that the operating and administrative management of the Company is entirely under the responsibility of CBD, which can freely take decisions concerning daily operations of the Company’s stores as well as to appoint its board of executive officers.

CBD’s indirect equity interest in Sendas Distribuidora at December 31, 2008 corresponds to 57.43%% of the total capital. According to the shareholders’ agreement, the executive officers of CBD shall be responsible for the operational and administrative management of Sendas Distribuidora.

Pursuant to its Shareholders’ Agreement, as of February 1, 2007, Sendas S.A. had the right to exchange its paid-up shares or a portion thereof, for preferred shares of CBD. At December 31, 2008, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-up and 18.92% to be paid-up. Pursuant to the 2nd amendment to the Shareholders’ Agreement, Sendas S.A. shall pay the remaining installment of R$200,000 up to 2014.

At October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option,pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. CBD, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, CBD was notified by the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getulio Vargas Foundation) that Sendas S.A. had filed an appeal and brought the matter to arbitration, authority expected to discuss such matter.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

1. Operations (Continued)

On April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to CBD that the 2005 transaction with Casino did not result in a change in control. Therefore, the claims of Sendas S.A. were rejected in the arbitration based on the non-existence of change of control, therefore Sendas S.A. will not have the right to exercise the put option triggered by the change in control contractual clause (had Sendas S.A. won the arbitration, it would have been entitled to exercise the put for cash).

With the conclusion of the favorable decision to CBD, the exercise of put is under negotiation notified to the Company on January 5, 2007 by Sendas S.A.

At December 31, 2008, the Company presented deficient consolidated working capital amounting to R$510,520, and incurred in losses in the past years. The Management has plans to recover the profitability and continue operations, mainly based on reduction of financial and operating expenses.

The Company’s financial statements for the years ended at December 31, 2008 and 2007 were prepared based on the assumption of going concern, which includes the realization of assets and the payment of obligations and commitments during the regular course of business. The assumption is that the parent company CBD will continue providing the Company with all the financial support necessary while the measures mentioned above are not fully implemented.

a) Investment Agreement between GPA (Parent Company) and Banco Itaú

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

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

1. Operations (Continued)

b) Set-up of Xantocarpa

On October 16, 2008, the company started cash & carry operations in the state of Rio de Janeiro through Xantocarpa, a company set-up for this purpose, which assumed the operation of 3 stores of Sendas Distribuidora converted into Assai brand. The company’s purpose is the retail and wholesale trade of manufactured products, semi-manufactured products or “in natura” products, whether domestic or international products of any kind and type, nature or quality.

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure 449/08

a) Financial statements

The authorization to conclude these financial statements occurred at the board of executive officers’ meeting held on February 26, 2009.

The financial statements were prepared according to with the accounting practices adopted in Brazil, and pronouncements issued by the Accounting Brazilian Committee on Accounting Pronouncements (CPC) and provisions contained in the Brazilian Corporation Law, amended by Law 11,638/07 and Provisional Measure (“MP”) 449/08.

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08

Pursuant to provisions of technical pronouncement CPC 13 – First-time Adoption of Law 11,638/07 and Provisional Measure 449/08, the Company defined January 1, 2007 as the transition date for the adoption of the new accounting practices. The transition date is defined as the basis for the adoption of changes in accounting practices adopted in Brazil and represents the reference date as of which the Company prepared its initial balance sheet adjusted in order to comply with these new accounting provisions.

The Company has been using the option given by CPC 13 and restated the balances of 2007 in its Comparative Financial Statements as if the new accounting practice had been applied as of January 1, 2007.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 (Continued)

These changes to the accounting practices affected the preparation and reporting of financial statements for the years ended on December 31, 2008 and 2007; the effects were measured and recorded by the Company based on the following accounting pronouncements issued by CPC and approved by Federal Accounting Council:

• Conceptual Structure for the Preparation and Reporting of Financial Statements;
• CPC 01 Impairment of Assets;
• CPC 02 Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements;
• CPC 03 Statements of Cash Flows;
• CPC 04 Intangible Assets;
• CPC 05 Disclosure on Related Parties;
• CPC 06 Leasing;
• CPC 12 Present Value Adjustment;
• CPC 13 First-Time Adoption of Law 11,638/07 and Provisional Measure 449/08;
• CPC 14 Financial Instruments: Recognition and Measurement

The initial balance sheet of January 1, 2007 (transition date) was prepared considering the required exceptions and some of the optional exemptions authorized by technical pronouncement CPC 13, as listed below:

(i) Exemption on the classification of financial instruments on the inception date

Despite the fact that CPC 14 determines that the classification of financial instruments must be made on the inception date, for the purposes of first-time adoption, CPC 13 authorized these instruments to be classified on the transition date, and the Company chose this option.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 (Continued)

(ii) Exemption on calculation considerations of present value adjustment

The Company calculated the present value adjustment based on contractual information of each transaction that generated monetary assets or liabilities, and, it used discount rates based on market assumptions prevailing on the transition date.

(iii) Exemption on reporting of statements of cash flows not including the corresponding amounts related to the previous year

The Company opted for reporting the statements of cash flows exclusively for the year ended December 31, 2008 and 2007, and it reported statements of changes in financial position for the year ended December 31, 2006.

(iv) Neutrality for tax purposes related to the first-time adoption of Law 11,638/07 and Provisional Measure 449/08

The Company opted for the Transition Tax Regime (“RTT”) enacted by Provisional Measure 449/08, by means of which the assessments of Corporate Income Tax (“IRPJ”), Social Contribution on Net Income (“CSLL”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) for the 2008-2009 period, are still determined on accounting methods and criteria set forth by Law 6,404 of December 15, 1976, effective on December 31, 2007.

Therefore, deferred income and social contribution taxes calculated over adjustments deriving from the adoption of new accounting practices enacted by Law 11,638/07 and MP 449/08 were recorded in the Company’s financial statements, where applicable. The Company will declare its option in the 2009 Corporate Income Tax Return (“DIPJ”).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure 449/08 (Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 (Continued)

(v) Exception to the recognition of financial leasing effective prior to the transition date and capitalization of contractual initial costs directly related to such leases.

For the agreements effective on the transition date and showing characteristics of financial leasing, the Company recorded the leased asset at the lower of fair value in a specific account of property and equipment, or, the present value of lease minimum payments, on the inception date of agreement, adjusted by accumulated depreciation and payments calculated from the date of agreement until the transition date. The difference was recorded against accumulated losses on the transition date.

(vi) Exception to the goodwill amortization based on the future profitability (goodwill)

Goodwill based on future profitability recorded by the Company was amortized until December 31, 2008.

(vii) Exception to the application of first periodic valuation of the economic-useful life of property and equipment

Until December 31, 2009, the Company will revaluate the estimates of economic-useful life of its property and equipment, used when determining their depreciation and amortization rates. Eventual changes in the estimate of economic-useful life of assets, deriving from this revaluation, if significant, will be treated as change in accounting estimates to be recognized on a prospective basis.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure 449/08 (Continued)

c) Effects of Law 11,638/07 and MP 449/08 Adjustments

Pursuant to disclosure requirements related to the first-time adoption of new accounting practices, in the chart below, the Company is reporting for this year and previous year, for comparison purposes, a brief description and the amounts corresponding to the impacts on shareholders’ equity and income of parent company and consolidated, related to the amendments introduced by Law 11,638/07 and Provisional Measure 449/08.

			Shareholders’ equity
	Loss for the year		(Capital deficiency)

	2008	2007	2008	2007

Loss for the year and (capital deficiency)
shareholders’ equity before amendments
introduced by Law 11,638/07 and MP 449/08	(19,490)	(19,193)	(15,080)	4,410

Financial Leasing (i)	(1,266)	(494)	(3,066)	(1,800)

Financial instruments and derivatives (ii)	(6,197)	10,340	(4,412)	1,785

Present value adjustment of qualifiable monetary
assets and liabilities (iii)	(1,839)	(550)	(3,098)	(1,259)

Deferred income and social contribution taxes	3,163	(3,161)	3,596	433

Net effects resulting from the application of
Law 11,638/07 and MP 449/08	(6,139)	6,135	(6,980)	(841)

Loss for the year and (capital deficiency)
shareholders’ equity adjusted to the Law
11,638/07 and MP 449/08	(25,629)	(13,058)	(22,060)	3,569

(i)
The Technical Pronouncement CPC 06 – Leasing requires that transactions which transfer risks and benefits to the lessee can be classified as property and equipment, reflecting the nature of a financeed purchase. The effects of change in criterion are outlined in Notes 19 and 21(a)(iv).

(ii)
The Technical Pronouncement CPC 14 – Financial Instruments - sets forth that the marketable securities, including derivatives are recorded: (i) by their fair value, when we refer to investments for trading or available for sale; and (ii) by the acquisition cost, whichever is lower. The Company’s instruments are deemed as: (i) fair value hedge to offset risks of exposure to variation in fair value of the hedged item and (ii) derivative financial instrument measured at fair value (Note 12).

(iii)
The Technical Pronouncement CPC 12 – Present Value Adjustment establishes that non-current monetary assets and liabilities and current assets and liabilities should be adjusted by their present value and current assets and liabilities when significant. The Company calculated the present value adjustment of its assets and liabilities, using the weighted average cost of capital (“WACC”) and for the term of payments.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

2. Basis of preparation and presentation of financial statements and first-time adoption of Law 11,638/07 and Provisional Measure 449/08 (Continued)

c) Effects of Law 11,638/07 and MP 449/08 Adjustments (Continued)

Due to elimination of presentation of non-operating income line pursuant to the new accounting rules, as determined by MP 449/08, the Company reclassified in the statement of income for the years ended December 31, 2008 and 2007, the amounts of R$(970) and R$(443) in consolidated financial statements, respectively, to the other operating income (expenses) item. These amounts are basically represented by income on property and equipment written-off.

As set forth by CPC 08, the Company reclassified transaction costs and premiums on the issuance of financial instruments to the liability account, which were previously were recorded as prepaid expenses for the years ended December 31, 2008 and 2007, in the amounts of R$1,503 and R$672, respectively.

3. Summary of the main accounting practices

Accounting estimates are used to measure and recognize certain assets and liabilities of financial statements of the Company and its subsidiary in the preparation of financial statements. The determination of these estimates consider experiences of past and current events, assumptions related to future events and other objective and subjective factors. Significant items subject to estimates include: the selection of useful lives of property and equipments and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; the impairment analysis of property and equipments and intangible assets; deferred income and social contribution taxes; interest rates and terms used when determining the present value adjustment of certain assets and liabilities; the provision for contingencies and the fair value measurement of financial instruments. The settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to inaccuracies inherent to the process of their determination. The Company reviews its estimates and assumptions annually.

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to U.S.GAAP.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of Income

Sales revenues have been stated at their gross amounts; taxes and discounts are stated as deductions of revenues. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized when their value can be measured reliably, all risks and rewards inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is considerably uncertain. Freights costs are included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method as financial revenues/expenses.

b) Translation of foreign currency-denominated balances

(i) Functional and presentation currency of the financial statements

The Company’s functional currency is the Brazilian Real, same currency of preparation and presentation of these consolidated financial statements The financial statements of the subsidiary included in the Company’s consolidation are prepared based on the functional currency of the entity.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency (Real) using the exchange rate effective on respective balance sheet dates. Gains and losses resulting from the restatement of these assets and liabilities are recognized as financial revenues or expenses in the statement of income.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

c) Financial Instruments

Until December 31, 2006, the Company’s derivatives financial instruments were accounted under the accrual method, based on spot rates, as of balance sheet date. From December 31, 2006, the financial instruments are only recognized as of the date on which the Company becomes party of the contractual provisions of financial instruments. When recognized, these are firstly recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or insurance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

(i) Financial assets

These are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

Financial assets are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement as financial revenues or expenses.

• Loans granted and receivables: non-derivative financial assets with fixed or determinable payments but not quoted in an active market. After the initial recognition these are measured by amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred as financial revenues or expenses.

Main financial assets recognized by the Company are: cash and cash equivalents, marketable securities, unrealized gains in derivatives operations and trade accounts receivable.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

c) Financial Instruments (Continued)

(ii) Financial liabilities

These are classified among the categories mentioned below according to the nature of financial instruments contracted or issued:

• Financial liabilities not measured at fair value: non-derivative financial liabilities which usually are not traded before maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. Interest expenses, monetary restatement and exchange variation, where applicable, are recognized in income when incurred.

The main financial liabilities recognized by the Company are: accounts payable to suppliers, unrealized losses in derivatives operations, loans and financing.

Market value: the market value of financial instruments actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, or based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques. These techniques include the use of recent market transactions between independent parties, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

• Hedge transactions: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and which: (i) are highly correlated concerning changes in their fair value in relation to the fair value of the hedged item, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) The transaction has been documented, including the risk purpose of the hedge, risk management process and methodology used to measure the effectiveness; and (iii) considered effective to reduce the risk associated with the hedged item, are classified and recorded as hedge transactions according to their nature:

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

c) Financial Instruments (Continued)

(ii) Financial liabilities (Continued)

• fair value hedge – the gain or loss from remeasuring the hedging instrument at fair value (for a derivative hedging instrument) or the foreign currency component of its carrying amount (for a non-derivative hedging instrument) shall be recognised in profit or loss; and. the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognised in profit or loss. This applies if the hedged item is otherwise measured at cost.

d) Cash and cash equivalents

These include cash, balances in checking account, marketable securities redeemable within 90 days of the balance sheet dates, as per Company’s policy and with insignificant change in their fair value. Marketable securities included in cash and cash equivalents are classified into the “financial assets at fair value through income” category. The detail of these cash and cash equivalent balances by counterparty is stated in Note 4.

e) Accounts Receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The provision is mainly based on the historical average losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installments sales are financed by FIC.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

f) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

The inventories are also reduced by the allowance for losses and breakage, which is periodically reviewed as to their adequacy.

g) Provision for subsidiary’s capital deficiency

The investment in subsidiary where Sendas receive significant control are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable.

h) Property and Equipment

These assets are shown at acquisition or construction cost, net of the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 9, which take into account the economic useful lives of the assets on the leasing term, in case of leasehold improvements, whichever is shorter.

The Company establishes procedures aiming at ensuring that assets are not recorded for an amount higher than that can be recovered by use or sale, pursuant to definitions provided by CPC 01 (Impairment of assets).

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion are capitalized during the construction and refurbishment of the Company’s and its subsidiary’s stores. The capitalized interest and financial charges are them recorded in the income statement over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

i) Leasing

Until 2006, all leasing agreements were recorded as operational leases. During 2007 and 2008, financial leasing agreements are recognized as property and equipment and loans and financing, by the lower of the present value of mandatory minimum payments or the fair value of asset, including, where applicable, of initial direct costs incurred on the transaction. Implicit interest on recognized liabilities of loans and financing are recorded as interest expense, using the effective interest rate method. Company recognizes financial leasing when at least one of the four conditions below are met: (i) the lease transfers ownership of the property at the end of the lease term, (ii) lease contains a bargain purchase option, (iii) the lease term represents a substantial portion of the useful life of the property, and (iv) the present value of the minimum lease payments exceeds a substancial part of the fair value of the property.

Capitalized assets are depreciated using the straight line method over :

(i) Useful life, if there is an expressed intention to acquire the asset; or
(ii) If not, the lower of the term of agreement or the asset useful life.

Operating lease agreements are recognized as expense on a systematic basis which represents the period in which the benefits over leased asset are obtained, even if these payments do not occur on this basis.

j) Intangible assets

Goodwill derives from the acquisition of companies, supported by appraisal reports issued by independent experts, based on the expectation of future profitability, was amortized on a straight-line basis for 5 to 10 years until December 31, 2008. As of January 1, 2009 goodwill will no longer be amortized and will be subject to an annual test for impairment.

Intangible assets with defined useful life are amortized according to their estimated economic useful life. Intangible assets with indeterminate useful life are not amortized, but are submitted to annual test for impairment analysis.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

k) Provision for impairment

Management reviews and evaluates events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment of assets at least on an annual basis. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses. A recoverable value is the highest value between its net sales value and its value in use.

l) Other assets and liabilities

A liability is recognized when the Company has a legal obligation or a liability is established as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of the risks involved. Obligations are recognized at its settlement value.

An asset is recognized when it is probable that its future economic benefits will be generated to the benefit of the Company and its cost or value can be reliably measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months. In other cases, these are stated as noncurrent.

m) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the statement of income.

The credits derived from non-cumulative PIS and COFINS are deducted from cost of goods sold. The PIS and COFINS debits related to financial income and PIS and COFINS credits derived from financial expenses are also deducted in these line items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

m)Taxation (Continued)

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution were related to tax losses carryforward, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors. The Company does not have governmental subsidies or assistance.

n) Present value adjustment of assets and liabilities

Long-term monetary assets and liabilities are adjusted by their present value, and short term, when the effect is considered relevant when compared to the financial statements taken as a whole. The present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and in certain cases, implicit interest rates of respective assets and liabilities.

Thus, the interest is recorded as financial expenses and revenues in the income statement by the effective interest rate method in relation to the contractual cash flows.

Implicit interest rates were determined based on assumptions and are considered accounting estimates.

o) Provision for contingencies

The Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies for provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 14).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

3. Summary of the main accounting practices (Continued)

o) Provision for contingencies (Continued)

Provision for contingencies is recorded based on legal counsel, opinions, in amounts considered sufficient to cover probable losses.

p) Statements of cash flow

The statements of cash flows were prepared and are reported pursuant to the technical pronouncement CPC 03 – Statements of Cash Flows, issued by the Brazilian Committee on Accounting Pronouncements (CPC).

q) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation practices prescribed by the Brazilian Corporation Law and CVM Ruling 247, and include the financial statements of the Company and its subsidiary Xantocarpa Participações Ltda (100% owned by Sendas Distribuidora).
Intercompany transactions were eliminated.

4. Cash and cash equivalents

The Company carries out financial operations only with first-tier financial institutions. The marketable securities at December 31,2008, earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

	2008	2007

Cash and banks	79,752	76,603
Marketable securities	46,165	-

Total cash and cash equivalents	125,917	76,603

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

5. Trade accounts receivable

a) Breakdown

	2008	2007

Current
Resulting from sales through:
Credit card companies	38,097	70,788
Sales vouchers and others	6,670	9,364
Credit sales with post-dated checks	3,148	7,759
Accounts receivable from related parties	1,334	1,984
Allowance for doubtful accounts	(313)	(908)
Resulting from commercial agreements with
suppliers	34,081	43,470

	83,017	132,457

Non-current
Accounts receivable - Paes Mendonça	144,412	142,457

	144,412	142,457

Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credits sales settled with post-dated checks bear interest of up to 6.5% per month for settlement within 60 days.

b) Accounts receivable – Paes Mendonça

Accounts receivable Paes Mendonça relate to credits deriving from the payment of third party liabilities. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company or by the Parent Company, (CBD). Maturity of accounts receivable is linked to lease agreements, with final maturity in 2014.

c) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, primarily based on the volume of purchases.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

5. Trade accounts receivable (Continued)

d) Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on average historical losses complemented by Management's estimates of probable future losses.

	2008	2007	2006

At beginning of year	(908)	(150)	(609)
Provision for doubtful accounts	(5,484)	(3,374)	(674)
Recoveries and provision written off	6,079	2,616	1,133

	(313)	(908)	(150)

e) Accounts Receivable – PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables to PAFIDC. The volume of operations was R$1,330,970 for the year ended December 31, 2008 (R$1,289,917 in 2007), in which the responsibility for services rendered and subordinated interests was retained by the parent company CBD. The securitization costs of such receivables amounted to R$16,223 in 2008 (R$17,109 in 2007), recognized as financial expenses in the statement of income for 2008 and 2007, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

6. Inventories

	2008	2007

Stores	172,731	163,163
Warehouses	53,737	70,512

	226,468	233,675

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

7. Recoverable taxes

The balances of taxes recoverable refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax) recoverable.

	2008	2007

Current
Taxes on sales	5,111	5,231
Income tax and others	6,826	1,323

	11,937	6,554

Non-current
Taxes on sales and others	1,814	1,919

	1,814	1,919

Total of recoverable taxes	13,751	8,473

8. Balances and transactions with related parties

Balances and transactions between related parties are presented below:

a) Sales and purchases of goods

	2008	2007	2006

Clients
GPA	1,334	1,984

	1,334	1,984

Suppliers
GPA	45,287	48,742

	45,287	48,742

Net Sales
GPA	17,683	16,609	22,784

	17,683	16,609	22,784

Purchases
GPA	230,212	236,500	271,309

	230,212	236,500	271,309

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

8. Balances and transactions with related parties (Continued)

b) Other operations

	2008	2007

Assets
GPA	-	151,474
Barcelona	594	-
Sendas Esporte Clube	7,129	2,841
Sendas S.A.	8,317	11,341
FIC	1,943	1,548

	17,983	167,204

Liabilities
GPA	273,745	105,026
Sé Supermercados	251,166	-
Tax on financial transaction	(4,418)	-

	520,493	105,026

	2008	2007	2006

Income statement

GPA (i)	(49,970)	(96,669)	121,750
Grupo Sendas (ii)	(31,703)	(33,244)	(29,466)
Grupo Diniz (iii)	(12,730)	(12,549)	-
Sé Supermercados (i)	(2,704)	-	-
Other	-	-	(47,044)

	(97,107)	(142,462)	45,240

(i) Accounts receivable balance and sales refer to the sale of goods by the Company and related companies and were substantially made at cost.

The balance of suppliers’ account and purchases refers to the supply of its stores carried out by CBD warehouse and recorded at cost.

Amounts deriving from the allocation to the Company for costs related to services rendered by CBD , such as: procurement, treasury, accounting, human resources and Shared Services Center (“CSC”), are transferred by cost value effectively incurred.

(ii) Sendas Group: Leasing of 57 properties (57 in 2007). On December 31, 2008, the balance of R$8,317 (R$11,341 in 2007) refers to other accounts receivable from Sendas.

(iii) Diniz Group:leasing of 2 properties (2 in 2007). CBD: Leasing of 8 properties (8 in 2007).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

8. Balances and transactions with related parties (Continued)

b) Other operations (Continued)

Trade commission contracts with related parties are subject to charges corresponding to the trade commission management fee. Loans are subject to charges corresponding to the 106% of average rate of CDI (ditto for 2007).

9. Property and equipment

	Annual depreciation rates %			2008		2007

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Lands	-	-	3,118	-	3,118	3,118
Buildings	3.33	3.33	17,796	(2,078)	15,718	16,044
Improvements	(*)	6.7	374,670	(136,592)	238,078	243,155
Equipment	10.0 to 33.0	12.6	172,007	(96,112)	75,895	77,310
Installations	20.0 to 25.0	20	51,739	(34,601)	17,138	20,039
Furniture and fixture	10	10	89,871	(46,352)	43,519	46,639
Vehicle	20	20	1,558	(252)	1,306	590
Construction in
progress	-	-	24	-	24	11
Other	10	10	458	(174)	284	133

			711,241	(316,161)	395,080	407,039

Leasing

Machinery and
equipment	10.0 to 33.0	10	838	(753)	85	251
Improvements	5.0 to 20.0	5.0 to 20.0	6,190	(2,312)	3,878	4,126

			7,028	(3,065)	3,963	4,377

Total			718,269	(319,226)	399,043	411,416

(*) Leasehold improvements are depreciated based on the estimated useful life of asset or term of rental agreements, whichever is shorter.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

9. Property and equipment (Continued)

a) Additions to property and equipment

	2008	2007

Additions	48,971	37,547
Capitalized interest	2,450	2,241

Balance at December 31	51,421	39,788

Additions made by Sendas Distribuidoras relate to purchases of operating assets, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

10. Intangible assets

	2008	2007	2006

	Unaudited	Unaudited

Balance at the beginning of the period	181,670	209,892	766,704
Additions	-	-	(82,705)
Amortization	(93,377)	(91,969)	-
Provision for goodwill amortization	64,723	63,747	(474,107)

Balance at the end of the period	153,016	181,670	209,892

For merged subsidiaries and for consolidation purposes, the goodwill arising from acquisitions are reclassified from investments to intangible assets. The amortization is recorded based on expected future earnings limited to 10 years, until December 31, 2008.

The Company assessed the impairment of goodwill book value based on its value in use, by using the discounted cash flow model of cash generating units, representing a group of tangible and intangible assets used in the Company’s operation. The process to estimate the value in use involves the utilization of assumptions, judgments and future cash flows estimates, growth and discount rates. The future cash flow assumptions and growth prospects are based on the Company’s annual budget and long-term business plans, approved by the Board of Directors, as well as comparable market data and they represent Management’s best estimate of the economic conditions that exists during the economic useful life of group of assets that generate cash flows.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

10. Intangible assets (Continued)

Key assumptions used in the impairment analysis outlined below:

• Revenues – Projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2009 and 2013;
• Costs and operational expenses – Projected based on the Company’s historical performance and its growth was projected in line with sales growth;
• Capital investments – capital goods investments were estimated considering the infrastructure required to support the assumed sales growth.

Key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information grounded on financial market projections, documented and approved by Company’s management bodies.

Consistent with valuation techniques, the valuation of the value in use is carried out during a 5-year period. Revenue growth rates are compatible with long-term macroeconomic expectations which are annually reviewed based on the historical performance and outlook for the sector where the Company operates. The growth rate used for the projections beyond the 4-year period was the nominal rate of 3.9% for 2009 and 2010 and 4.9% for 2011 and 2012.

Estimated future cash flows were discounted at a single discount rate of 11.3% in 2008.

The impairment test of the Company’s intangible assets did not require the recognition of losses in 2008, since the estimated value in use exceeds its net book value on the valuation date.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill. Based on this review, the Company determined the need of provision for partial reduction of goodwill of R$474,107, recorded under the non-operating result item at December 31, 2006. The partial reversal of the provision for goodwill was being amortized according to the related goodwill.

Pursuant to CPC 01 item 107, CPC 02 item 32 and CPC 13 item 49 and 50, as from January 1, 2009, goodwill balances will not be amortized but it will be subject to annual impairment analysis.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

11. Loans and financing

(i) Breakdown of debt

	Note	2008	2007

Local currency
Working capital	11a	-	366,320
Leasing	19	145	112

		145	366,432

In foreign Currency
Working capital		1,414	229,707
Swap contracts		5,217	198,991
Financing fees		(852)	(501)

		5,779	428,197

Total current		5,924	794,629

Local currency
Working capital	11a	49,100	-
Financial leasing	19	6,884	6,065

		55,984	6,065

In foreign currency
Working capital		375,962	140,491
Swap contracts		28,057	95,677
Financing fees		(651)	(171)

		403,368	235,997

Total non-current		459,352	242,062

Financing fees are mainly related to intermediation commission and IOF “tax on financial operations”, pursuant to CPC 08.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

11. Loans and financing (Continued)

(ii) Non-current maturity

2010	331,445
2011	47,044
2012	75,197
2013	6,317

Sub-total	460,003

Financing fees	(651)

Total	459,352

a) Working capital financing

Obtained from local banks with a portion used to fund the Company’s working capital. Loans have no collateral, but are guaranteed by GPA.

		Parent company

		Rate*	2008	2007

Debt
Local
Unibanco	CDI		-	366,320
Brasil	CDI	95.2%	49,100	-

			49,100	366,320

Foreign currency
ABN AMRO	USD	5.82%	328,642	211,687
Santander	USD	6.59%	48,734	142,795
Brasil	YEN		-	15,716

			377,376	370,198
Swap contracts
ABN AMRO	CDI	104.3%	16,971	168,310
Votorantim	CDI	103.2%	16,303	125,072
Brasil			-	1,286

			33,274	294,668

Overall total			459,750	1,031,186

*Weighted average rate

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

11. Loans and financing (Continued)

(ii) Non-current maturities (Continued)

a) Working capital financing (Continued)

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

Annual CDI benchmark rate at December 31, 2008 was 12.38% (11.82% in 2007).

12. Financial instruments

The Company uses financial instruments with a view to contribute with its capacity of investments in order to sustain its growth strategy. The derivatives transactions have the objective of reducing the exposure to the foreign currency fluctuation and interest rate risks to maintain the balanced capital structure.

The main financial instruments and their amounts by category are as follows:

	Book value	Fair value

	2008	2008

Cash and cash equivalents	125,917	125,917
Trade accounts receivable	227,429	227,429
Related parties	(502,510)	(502,510)
Suppliers	(393,227)	(393,227)
Loans and financing	(465,276)	(465,276)

Net exposure	(1,007,667)	(1,007,667)

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

12. Financial instruments (Continued)

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i) Credit risk

• Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings, which are frequently updated.

• Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales (nearly 1.42% of sales).

Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Parent Company.

(ii) Interest rate risk

The Company is subject to market risks increase, due to the liabilities component of derivative transactions (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

(iii) Exchange rate risk

The Company is exposed to exchange rate fluctuations, which increase the liabilities balances of foreign currency-denominated loans, therefore, the Company contracts derivative financial transactions to be protected from exchange variation deriving from foreign currency-denominated loans. Swap agreements were the instruments used.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

12. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv) Derivative financial instruments

The Company designates certain of swap agreements as fair value hedge of a portion of foreign currency debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$290,232, at December 31, 2008. These instruments are contracted with the same terms of financing agreement and preferably with same financial institution and within the limits approved by Management.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as “return” clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than the hedge of debts.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of this hedge at the beginning and on a continuing basis (at least, quarterly) and hedges contracted at December 31, 2008 showed effectiveness in relation to the debts. Provided that these derivative agreements are qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

12. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv) Derivative financial instruments (Continued)

Below is atable showing the instruments accounted for as fair value hedges and a table showing the instruments accounted for at fair value through income statement:

		Reference value (notional)		Fair value

Fair value hedge		2008	2007	2008	2007

Hedge item (debt)		(290,232)	(450,659)	(377,376)	(370,198)

Asset Position

USD + Fixed	5.83% p.a.	290,232	450,659	374,729	370,398
	(6.58% p.a.
	in 2007)
Liability position

% CDI	103.81% p.a.	(290,232)	(450,659)	(408,003)	(665,066)

Swap net position				(33,274)	(294,668)

Gains and losses, realized and unrealized, on these agreements are recorded in the net financial income and the balance receivable or payable at the fair value of the hedged items above, less R$33,274 (R$294,668 in 2007) from the table representing fair value of the debt not hedged above is recorded in “loans and financing”.

The effects of fair value hedge effects in the statement of income for the year was R$(15,055) and revenues of R$19,375 on December 31, 2008 and 2007, respectively.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

12. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(v) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, using the curves of BM&F (São Paulo Board of Trade) Bovespa (São Paulo Securities Exchange) and carrying them at present value, using DI market rates to swaps published by BM&F Bovespa.

The fair values of swaps – exchange coupon x CDI (Interbank interest rate) were obtained by using exchange rates prevailing on the market on the balance sheet date and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed-positions the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

13. Taxes and social contribution payable

	2008	2007

PIS and COFINS payable	3,042	5,774
ICMS payable	17,734	17,024

	20,776	22,798

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

14. Provision for contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, and is stated net of related judicial deposits, as shown below:

		Civil and
	Labor	tax	Total

Balances at December 31, 2006	526	1,909	2,435

Additions	3,781	1,211	4,992
Reversal / payment	(2,197)	(593)	(2,790)
Monetary adjustment	151	246	397
Judicial deposits	(1,725)	-	(1,725)

Balances at December 31, 2007	536	2,773	3,309

Additions	9,022	41	9,063
Reversal / payment	(7,639)	(103)	(7,742)
Monetary adjustment	426	318	744
Judicial deposits	(2,551)	-	(2,551)

Balances at December 31, 2008	(206)	3,029	2,823

a) Labor claims

The Company is party of numerous lawsuits involving disputes with its former employees, primarily arising from dismissals in the ordinary course of business. At December 31, 2008, the Company recorded a provision of R$2,757 (R$2,261 in 2007) assessed as probable risk and excluding judicial deposits.

Management, assisted by its legal counsels, evaluates these contingencies and provides for probable losses where reasonably estimable, considering historical data regarding the amounts paid.

Labor claims are indexed to the Referential Interest Rate (“TR”) 1.6% accumulated in the year ended at December 31, 2008 (2.0% in 2007) plus 1% monthly interest. The balance of the provision for labor claims, net of judicial deposits, is amounted to R$(206) (R$536 in 2007).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

14. Provision of contingencies (Continued)

b) Civil and other

The Company is a defendant at several judicial levels and in lawsuits of civil natures, among others. The Company’s Management accrues provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

c) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, they have not been accrued at December 31, 2008. They are related to lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), the majority of lawsuits is related to suits for damages derived from consumer’s relationship amounting to R$4,197 at December 31, 2008 (R$4,930 in 2007). There are also lawsuits related to tax assessments notices at the state level, as to the utilization of electricity ICMS credits and other notices amounting to R$78,295 (R$54,043 in 2007) as well as Service Tax (ISS) challenges amounting to R$1,003 (R$834 in 2007).

The outcome in the lawsuits above may change the likelihood of loss and may require additional provisions for contingencies be recorded.

d) Appeal and judicial deposits (restricted deposit escrow)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

14. Provision of contingencies (Continued)

e) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Equipment	Guarantee	Total

Tax	337	57,588	57,925
Labor	44	7,281	7,325
Civil and other	92	1,829	1,921

Total	473	66,698	67,171

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

15. Real estate tax payable

It was enacted by the office of the mayor of the city of Rio de Janeiro the Decree 26,101 at December 13, 2005, which reduced the Municipal Real Estate Tax (“IPTU”) levied on properties occupied by supermarkets from 1% to 0.6% . The Company is challenging the amount charged by the local authorities that did not take into account said decree when levying the tax. The Company has been accruing the total amount of tax recorded and the outstanding balance at December 31, 2008 is R$77,214 (R$59,184 in 2007), indexed to a monthly 1.5% interest rate.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

16. Income and social contribution taxes

a) Income and social contribution tax expense reconciliation

	2008	2007	2006

Loss before income and social
contribution taxes	(38,190)	(101,367)	(701,957)

Income and social contribution tax at
nominal rate	12,985	34,465	238,665

Partial reversal of valuation
allowance for deferred income
tax	-	55,000
Deferred income tax over goodwill
amortization	-	-	(161,196)
Other	(424)	(1,156)	(572)

Deferred income and social
contribution taxes expenses	12,561	88,309	76,897

Effective rate	(32.9%)	(87.1%)	(11.0%)

b) Breakdown of deferred income and social contribution taxes

The main components of deferred income and social contribution taxes in the balance sheets are the following:

	2008	2007

Deferred income and social
contribution tax assets
Tax losses carryforward	201,255	150,869
Provision for contingencies	1,827	1,712
Provision for interest rate swaps
(calculated by cash basis under tax
law)	54,938	53,070
Allowance for doubtful accounts	106	309
Provision of inventory adjustment	4,092	4,491
Provision for goodwill impairment	117,516	139,522
Income tax on effects of Law
11,638/07	3,596	433
Other	(69)	(1,380)

	383,261	349,026
Provision for realization of deferred
income tax	(106,196)	(84,522)

Total deferred income and social
contribution tax assets	277,065	264,504

Current assets	33,084	6,435
Non-current assets	243,981	258,069

	277,065	264,504

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

16. Income and social contribution taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, which supports the realization of this tax asset.

Based on studies approved, the Management conducted in 2007 a partial reversal of R$55,000 as provision for deferred income and social contribution taxes asset, in view of the recovery foreseen in following years. The Company expects to recover these tax credits within 10 years, as follows:

2009	33,084
2010	2,431
2011	5,514
2012	9,930
2013 to 2018	226,106

Total	277,065

17. Shareholders’ equity

a) Capital stock and shares rights

The Company’s capital stock comprises 1,057,085 (same 2007) in thousands of shares, 500,002 in thousands of class A common shares, 58,229 in thousands of class B common shares, 341,771 in thousands of class A preferred shares and 157,083 in thousands of class B preferred shares; all of them are registered shares with no par value.

Each class A or class B common share entitles its holder to one vote at the General Meetings. Class A preferred shares are not entitled to vote at the General Meeting and only have preference in the reimbursement of capital and may be converted into common shares issued by the Company.

Class B preferred shares are not entitled to vote at the General Meeting and only have preference in the reimbursement of capital and may neither be converted into common shares nor into class A preferred shares issued by the Company. Shareholders are entitled to receive an annual dividend of at least one per cent (1%) of net income for each fiscal year, adjusted by Law, offsetting in annual dividends the interest on own capital and dividends paid in the period. All Company’s shares, whether common or preferred, participate under equal conditions in the distributions of dividends or payments of interest on own capital.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

17. Shareholders’ equity (Continued)

b) Breakdown of capital stock and share volume

		Amount of shares (thousand)

		Preferred	Common
	Capital stock	shares	shares	Total

Class A	-	341,771	500,002	841,773
Class B	-	-	58,229	58,229

Total	900,002	341,771	558,231	900,002

Payment – Class B	135,675	157,083	-	157,083

Balance at December 31, 2008 and
2007	1,035,677	498,854	558,231	1,057,085

c) Unpaid capital

As determined in the Minutes of the Extraordinary General Meeting held at February 29, 2004, the capital stock to be paid, represented by 200,000,000 preferred shares, amounting to R$200,000 shall be paid-in by Sendas S.A. until February 29, 2008. Nevertheless, at September 16, 2005, Sendas S.A. and CBD and its subsidiaries entered into the 2nd Addendum and Ratification of Shareholders’ Agreement of Sendas Distribuidora which, among other resolutions, decided to postpone the Additional Term ("Second Term”) of Payment of Class A preferred shares not paid-in by Sendas S.A., for a period to end at February 28, 2014. During this second term, the payment only may be made in cash, by means of utilization of dividends paid by the Company to Sendas S.A.; after such term, should payment not occur during this period, the shares will be cancelled.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

18. Net financial income

	2008	2007	2006

Financial expenses
Interest on loans and capitalized interest	(61,424)	(42,413)	(52,650)
Swap operations	(55,259)	(65,621)	(84,169)
Financial instruments marked-to-market	(6,197)	10,341	-
Receivables securitization	(16,483)	(16,712)	(20,292)
Financial charges on contingencies and taxes	(11,685)	(5,419)	(7,373)
Interest on financial leasing	(1,834)	(1,120)	(435)
CPMF(*) and bank services	(5,033)	(9,845)	(4,758)
Other financial expenses	(7,097)	(6,355)	(8,624)

Total financial expenses	(165,012)	(137,144)	(178,301)

Financial revenue
Interest on cash and cash equivalents	1,270	29	5,305
Financial discounts obtained	5,547	4,869	5,103
Financial charges on taxes and judicial deposits	9,176	15,635	9,504
Interest on installment sales	4,466	8,799	6,746

Total financial revenue	20,459	29,332	26,658

Net financial income	(144,553)	(107,812)	(151,643)

(*) provisional tax on financial transactions.

19. Leasing transaction

a) Operating lease commitments

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement should be recognized as expenses on a straight-line basis during the term of leasing. Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	2008	2007

Gross liabilities from operating lease
– minimum lease payments

Less than 1 year	51,615	49,749
Over 1 year and less than 5 years	175,297	172,203
Over 5 years	327,900	370,108

	554,812	592,060

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

19. Leasing transaction (Continued)

a) Operating lease commitments (Continued)

(i) Contingent payments

The Management considers additional rental payments as contingent payments, defined by clause, varying between 0.5% and 2.5% over sales.

	2008	2007

Contingent payments recognized as expenses
during the year	44,915	40,964

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements for the year ended at December 31, 2008 vary between 5 and 25 years and the agreements may be renewed according to the law of lease renewal ; the agreements have periodic adjustment clauses according to inflation indexes.

b) Financial leases

Leasing agreements classified as financial leasing amount to R$16,667 in 2008 (R$15,551 in 2007), according to the chart below:

	2008	2007

Gross liabilities from financial leasing – minimum
lease payments
Less than 1 year	145	112
Over 1 year and less than 5 years	812	631
Over 5 years	6,072	5,434

Present value of financial lease agreements	7,029	6,177
Future financing charges over financial leasing	9,640	9,374

Gross amount of financial leasing agreements	16,669	15,551

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

19. Leasing transaction (Continued)

b) Financial leases (Continued)

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by agreement, varying between 0.9% and 1% over sales.

	2008	2007

Contingent payments recognized as
expenses during the period	983	900

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements in the year ended at December 31, 2008 vary between 5 and 25 years and the agreement may be renewed according to the applicable law of lease renewal.

The Company has several non cancellable leasing agreements, with purchase option clause. Depreciation rates vary between 5% and 20%, following the amortization term of the agreement, or the useful life of the equipment, if there is doubt about the acquisition.

20. Insurance coverage

Coverage at December 31, 2008 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property and equipment
and inventories	Named risks	924,256
Profit	Loss of profit	1,335,000

GPA also holds specific policies covering civil and management liability risks in the amount of R$422,410 (R$142,400 in 2007). The information above was not audited by the independent auditors.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

21. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company

a) Significant differences between Brazilian GAAP and U.S. GAAP

The accounting practices of the Company are in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian Corporate Law and specific standards established by the CVM (”Securities and Exchange Comission of Brazil”) and IBRACON-Instituto dos Auditores Independentes do Brazil (“Brazilian Institute of Independent Accountants”). Accounting practices applicable to the Company, which differ may significantly from Accounting Principles Generally Accepted in the United States (“U.S. GAAP”), are summarized below:

As detailed in Note 2, the Company’s 2008 and 2007 financial statements were restated to comply with the new Brazilian GAAP rules which were applied as from January 1, 2007 and resulted in a cumulative adjustment to the December 31, 2006 retained earnings. As permitted by CVM rules, the Company did not restate 2006 financial statements and therefore, the 2006 income statement reflects different accounting principles and are, in some cases, not comparable to 2007 and 2008.

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

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

21. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

a) Significant differences between Brazilian GAAP and U.S. GAAP (Continued)

iii. Derivatives - Under Brazilian GAAP, until December 31, 2006, derivative financial instruments are accounted for under the accrual method. Following the exemption given by the implementation of law 11,638/07 and MP449/08 that significantly changed the Brazilian GAAP, Company applied hedge accounting for its derivative instruments. Under U.S. GAAP, the Company followed the provision from SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, and, consequently measures those instruments at fair value. The Company does not apply hedge accounting under U.S. GAAP.

iv. Leases - Under Brazilian GAAP, until December 31, 2006, leases normally were treated for accounting purposes as operating leases and the expense is recognized when each lease installment is incurred. After December 31, 2006, Company applied new Brazilian GAAP rules, generating no significantly differences for leases.

v. Income taxes – Under BR GAAP, deferred income taxes are accounted for as described in Note 3(m). Under U.S. GAAP the Company determined that certain deferred income tax assets were not more likely than not to be realized and therefore the Company recorded a valuation allowance.

vi. Securitization of receivables - As described in Note 3 (e) the Company carries out securitization operations of its credit rights to PAFIDC. US GAAP has very specific requirements to determine whether the transfer of financial assets qualifies for a sale, pursuant to the provisions of FAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

21. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

a) Significant differences between Brazilian GAAP and U.S. GAAP (Continued)

vii. Under BR GAAP, uncertain tax positions are accounted for similar to SFAS 5 when probable and estimable. Liabilities associated with unrecognized tax benefits The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

viii. Statement of cash flows – For 2006, the statement of financial position did not consider the changes applicable to Brazilian GAAP, as described in Note 2(b)(iii).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

21. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Recently issued accounting pronouncements under U.S. GAAP

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” This Statement is intended to enhance the current disclosure framework in Statement 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives. Finally, this Statement requires cross-referencing within the footnotes, which should help users of financial statements locate important information about derivative instruments. This is effective for periods after November 15, 2008.

In May 2008, the FASB issued SFAS 162 “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This is effective for periods after June 15, 2008, and is not expected to have a significant impact on the Company’s financial statements.

On February 12, 2008, the FASB issued FASB Staff Position 157-2, or FSP 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 for the Company to January 1, 2009 for items within the scope of this FSP. This FSP is not expected to have an impact on the Company’s consolidated financial position or results of operations. See Note 12(a)(v), “Fair Value Measurements and Financial Instruments,” for further discussion and disclosures presented in connection with the Company’s adoption of SFAS No. 157, which had no impact on the Company’s consolidated financial position or results of operations.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements (Continued)
December 31, 2008, 2007 and 2006
(Unaudited)
(Expressed in thousands of reais, except when otherwise stated)

21. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company (Continued)

b) Recently issued accounting pronouncements under U.S. GAAP (Continued)

In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4") . FSP 157-4 amends SFAS, 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This FSP must be applied prospectively, and retrospective application not permitted. This FSP will become effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating this new FSP but does not believe that it will have a significant impact on the determination or reporting of the Company's financial results.

Exhibit Index
Exhibit Number	Description
1.1	English translation of our Estatuto Social (by-laws), as amended.
4(b)(4)	Conditional Put Option Agreement dated as of November 27, 2006 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.
15.1	Report of Independent Registered Public Accounting Firm.