Form 20-F/A
period 2008-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2010-03-31
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A Amendment No. 1
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

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”) to include copies of the operational and administrative management services agreement entered into with Galeazzi & Associados Consultoria de Serviços de Gestão Empresarial Ltda., dated as of June 27, 2007, as amended (the “Consultancy Agreement”).

The Company submitted an application for confidential treatment of certain portions of the Consultancy Agreement to the Securities and Exchange Commission (the “SEC”) and is filing a redacted form of the Agreement as an exhibit to this Annual Report and pursuant to a request from the SEC’s Division of Corporate Finance.

No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

ITEM 19. EXHIBITS

Exhibit Number Description

1.1	English translation of our Estatuto Social (by-laws), as amended.(8)

2.(a)	Form of Amended Deposit Agreement, among us, The Bank of New York, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(1)

4.(b)(1)	Partnership Agreement dated February 5, 2004, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(2)

4.(b)(2)	2nd Addendum to and Restatement of the Shareholders Agreement of Sendas Distribuidora S.A. dated September 16, 2005, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(4)

4.(b)(3)	Joint Venture Agreement dated as of May 3, 2005 among Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., Casino Guichard Perrachon S.A., and Companhia Brasileira de Distribuição.(2)

4.(b)(4)	Conditional Put Option Agreement dated as of November 27, 2006 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.(8)

4.(b)(5)	Private Instrument of Institution of Usufruct dated as of July 8, 2005 among Vieri Participações S.A., Casino Guichard Perrachon, Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda. and Companhia Brasileira de Distribuição.(2)

4.(b)(6)	Technical Assistance Agreement dated as of July 8, 2005 by and between us and Casino Guichard Perrachon.(3)

4.(b)(7)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda. (4)

3

4.(b)(8)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda. (4)

4.(b) (9)
Wilkes’ Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda. (5)

4.(b) (10)
CBD Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda. (5)

4(b)(11)+	Operational and Administrative Management Services Agreement dated as of June 27, 2007.*

4(b)(12)+	First Amendment to Operational and Administrative Management Services Agreement, dated as of December 10, 2007.*

4(b)(13)+	Second Amendment to Operational and Administrative Management Services Agreement, dated as of October 1, 2008.*

4(b)(14)	Third Amendment to Operational and Administrative Management Services Agreement, dated as of December 31, 2009.*

5.1	English translation of Acordo de Acionistas (Stockholders’ Agreement) of Barcelona Comércio Varejista e Atacadista S.A., as amended. (7)

6.1	See notes 2 (o) to our financial statements for information explaining how earnings per share information was calculated.(8)

8.1	List of Subsidiaries. See note 3 (s) to our financial statements for information regarding our subsidiaries.(8)

11.1	Code of Ethics and Conduct. (6)

12.1	Section 302 Certification of the Chief Executive Officer.*

12.2	Section 302 Certification of the Administrative Financial Officer.*

13.1	Section 906 Certification of the Chief Executive Officer.(8)

13.2	Section 906 Certification of the Administrative Financial Officer.(8)

15.1	Report of Independent Registered Public Accounting Firm.(8)

(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on June 28, 2007.
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on June 21, 2004.
(7)	Incorporated herein by reference to our annual report on Form 20-F filed on May 16, 2008
(8)	Incorporated herein by reference to our annual report on Form 20-F filed on June 23, 2009
*	Filed herewith
+	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report and submitted separately to the Securities and Exchange Commission.

4

Table of Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment No.1 to the anual report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇãO

By:	/s/ Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Chief Executive Officer

By:	/s/ José Antônio de Almeida Filippo
Name: José Antônio de Almeida Filippo
Title: Chief Financial Officer

Dated: March 30, 2010

Exhibit Index

Exhibit Number	Description

4(b)(11)+	Operational and Administrative Management Services Agreement dated as of June 27, 2007
4(b)(12)+	First Amendment to Operational and Administrative Management Services Agreement, dated as of December 10, 2007
4(b)(13)+	Second Amendment to Operational and Administrative Management Services Agreement, dated as of October 1, 2008
4(b)(14)	Third Amendment to Operational and Administrative Management Services Agreement, dated as of December 31, 2009
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
+	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report and submitted separately to the Securities and Exchange Commission.