Form 20-F
period 2009-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2010-06-30
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
1	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
1	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14626

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

José Antônio de Almeida Filippo, Chief Financial Officer
Phone: +55 11 3886-0421   Fax: +55 11 3884-2677

gpari@grupopaodeacucar.com.br

Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange**
American Depositary Shares, (as evidenced by American Depositary Receipts), each representing two Preferred Shares	New York Stock Exchange

____________________

*The Preferred Shares are non-voting, except under limited circumstances.
**Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

99,679,851 Common Shares, no par value per share 143,878,318 Preferred Shares A, no par value per share 11,293,819 Preferred Shares B, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    1 No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

1  Yes    ☒  No

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

☒  Yes   1  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

1  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer  ☒                Accelerated Filer  1                 Non-accelerated Filer   1

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 1	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other 1

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  1   Item 18  1

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

1  Yes     ☒  No

	10E.	Taxation	84
	10F.	Dividends and Paying Agents	91
	10G.	Statement by Experts	91
	10H.	Documents on Display	91
	10I.	Subsidiary Information	91
ITEM	11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
ITEM	12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	94
	12D.	American Depositary Shares	94
PART II			96
ITEM	13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	96
ITEM	14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	96
ITEM	15.	CONTROL AND PROCEDURES	96
ITEM	16.	[RESERVED]	97
	16A.	Audit Committee Financial Expert	97
	16B.	Code of Ethics	97
	16C.	Principal Accountant Frrs and Services	97
	16D.	Exemptions from the Listing Standards for Audit Committees	97
	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	98
	16F.	Change in Registrant's Certifying Accountant	98
	16G.	Corporate Governance	98
PART III			101
ITEM	17.	FINANCIAL STATEMENTS	101
ITEM	18.	FINANCIAL STATEMENTS	101
ITEM	19.	EXHIBITS	101

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

We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted by the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or  IASB, in reais. We prepare Brazilian GAAP financial information for certain purposes, included for the calculation of dividends and certain segment information.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate the amounts in respect of the year ended December 31, 2009 was R$1.741 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2009, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Key Information — Risk Factors”, “Item 4B. Information on the Company — Business Overview” and “Item 5. Operating and Financial Review and Prospects.”  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•    the effects of the global financial and economic crisis in Brazil,

•    our ability to sustain or improve our performance,

•    competition in the Brazilian retail food industry,

•    government regulation and tax matters,

•    adverse legal or regulatory disputes or proceedings,

•    credit and other risks of lending and investment activities, and

•    other risk factors as set forth under “Item 3D.  Key Information — Risk Factors.”

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

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

3A.          Selected Financial Data

We changed our financial reporting from Brazilian GAAP to IFRS, beginning with the financial statements as of and for the year ended December 31, 2009. Therefore, we present in this section summary financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2009 and 2008, included herein and prepared in accordance with IFRS.

For a reconciliation of net income and shareholders’ equity of our audited financial statements in Brazilian GAAP to our audited financial statements in IFRS at January 1, 2008 and December 31, 2008 and for the year then ended, see note 31 under the caption "Reconciliation between IFRS and BR GAAP" to our financial statements included in this annual report.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2009 as reported by the Brazilian Central Bank of R$1.741 to US$1.00.

We prepare Brazilian GAAP financial information for certain purposes, included for the calculation of dividends and certain segment information.

	At and for the Year Ended December 31,
	2008	2009 (1)	2009 (1)
	(millions of R$, except share, per share and per ADS amounts)		(millions of US$, except share, per share and per ADS amounts)
Statement of operations data

Net sales revenue	18,032.0	23,240.5	13,348.9
Cost of sales	(13,279.5)	(17,493.8)	(10,048.1)
Gross profit	4,752.5	5,746.7	3,300.8
Selling, general and administrative expenses	(3,447.9)	(4,176.3)	(2,398.8)
Depreciation and amortization	(442.7)	(461.6)	(265.1)
Other operating expenses, net	(19.1)	(77.8)	(44.7)
Operating proft	842.8	1,030.3	591.8
Financial income	292.1	290.4	166.8
Financial expense	(623.7)	(590.2)	(339.0)
Equity results	(0.5)	7.0	4.0
Income before income and social contribution taxes and employees' profit sharing and noncontrolling interest	510.7	738.2	424.0
Income tax (expense) benefit:
Current	(36.3)	(68.1)	(39.1)
Deferred	(110.9)	(27.8)	(16.0)
Employee profit sharing	(22.2)	(32.5)	(18.7)
Net income	341.3	609.8	350.3
Attributable to equity hoders the parent	341.3	609.0	349.8
Attributable to noncontrolling interest	0.0	0.8	0.5

Basic earnings per 1,000 shares
Preferred	1.54	2.59	1.49
Common	1.39	2.34	1.34
Diluted earnings per 1,000 shares
Preferred	1.49	2.50	1.44
Common	1.39	2.34	1.34

Basic earnings (loss) per ADS	1.39	2.59	1.48
Diluted earnings (loss) per ADS	1.49	2.50	1.44

Weighted average number of shares outstanding (in thousands)
Preferred	132,170	145,442	145,442
Common	99,680	99,680	99,680
Total	227,690	245,122	245,122

Dividends declared and interest on equity per 1,000 shares (2)
Preferred	0.28	0.60	0.34
Common	0.25	0.53	0.31
Dividends declared and interest on shareholders' equity per ADS (2)	0.28	0.60	0.34

Balance sheet data

Cash and cash equivalents	1,623.5	2,341.9	1,345.1
Property and equipment, net	4,867.0	5,252.7	3,017.1
Total assets	13,718.6	18,030.1	10,356.2
Short-term debt (including current portion of long-term debt)	334.6	529.7	304.3
Long-term debt	3,092.6	3,582.6	2,057.8
Shareholders’ equity	5,454.2	6,643.2	3,815.7
Capital stock	4,450.7	5,374.8	3,087.2

Other financial information

Net cash provided by (used in):
Operating activities	1,256.0	1,842.8	1,058.5
Investing activities	(484.7)	(1,636.8)	(940.1)
Financing activities	(206.8)	512.4	294.3
Capital expenditures	(488.3)	(1,631.8)	(937.3)

______________

(1)   Includes the result of operations of Globex Utilidades S.A., or Globex (Ponto Frio), from July 1, 2009. For further information on the acquisition of Globex (Ponto Frio) see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”

(2)   Each preferred share received a dividend 10% higher than the dividend paid to each common share. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy and Dividends.”

	At and for the Year Ended December 31,
	2008	2009(7)	2009(7)
Operating Data	(in millions of R$, except as indicated)		(in millions of US$, except as indicated
Employees at end of period	70,656	85,244	85,244
Total square meters of selling area at end of period	1,360,706	1,744,653	1,744,653
Number of stores at end of period:
Pão de Açúcar	145	145	145
CompreBem	165	157	157
Extra (1)	139	168	168
Extra Eletro	47	47	47
Assaí (6)	28	40	40
Sendas (2)	73	68	68
Ponto Frio (3)(7)	-	455	455
Total number of stores at end of period	597	1,080	1,080

Net sales revenues per employee (4):
Pão de Açúcar	229,076	262,276	150,647
CompreBem	325,737	335,961	192,970
Extra (1)	339,614	356,219	204,606
Extra Eletro	409,722	548,133	314,838
Assaí (6)	437,538	303,395	174,265
Sendas (2)	244,060	297,486	170,871
Ponto Frio (3)(7)	-	258,144	148,274
Average net sales revenues per employee	297,536	315,690	181,327

Net sales revenues by store format:
Pão de Açúcar	3,378	3,798	2,182
CompreBem	2,573	2,585	1,485
Extra (1)	9,120	10,406	5,977
Extra Eletro	295	386	222
Assaí	1,269	1,982	1,138
Sendas (2)	1,397	1,608	923
Ponto Frio (3)(7)	-	2,475	1,422
Total net sales	18,032	23,240	13,349

Average monthly net sales revenue per square meter (5):
Pão de Açúcar	1,481.1	1,637.2	940.4
CompreBem	1,085.4	1,148.7	659.8
Extra (1)	1,025.3	1,138.0	653.7
Extra Eletro	881.1	1,154.1	662.9
Assaí (6)	2,486.1	1,395.2	801.4
Sendas (2)	897.1	1,088.6	625.3
Ponto Frio (3)(7)	-	620.4	356.3
CBD average monthly net sales revenue per square meter	1,104.3	1,110.1	637.6

Average ticket amount:
Pão de Açúcar	26.1	29.8	17.1
CompreBem	19.3	20.7	11.9
Extra (1)	43.7	48.5	27.9
Extra Eletro	299.1	346.6	199.1
Sendas (2)	21.9	24.2	13.9
Assaí (6)	78.9	74.5	42.8
Ponto Frio (3)(7)	-	618.4	355.2
CBD average ticket amount	32.6	41.2	23.6

Average number of tickets per month:
Pão de Açúcar	10,769,076	10,607,751	10,607,751
CompreBem	11,128,328	10,387,308	10,387,308
Extra (1)	17,406,079	17,886,223	17,886,223
Extra Eletro	82,185	92,908	92,908
Sendas (2)	5,315,750	5,537,072	5,537,072
Assaí (6)	1,340,148	2,218,159	2,218,159
Ponto Frio (3)(7)	-	333,487	333,487
CBD average number of tickets per month	46,041,566	47,062,907	47,062,907

______________

(1)   Includes 52 Extra Fácil convenience stores and 13 Extra Supermercado stores.

(2)   Sendas stores, which are part of Sendas Distribuidora.

(3)   Includes the result of operations of Globex (Ponto Frio) from July 1, 2009. For further information on the acquisition of Globex (Ponto Frio) see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”

(4)  Based on the average of the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees at the end of each month in the period presented by 220 hours.

(5)   Calculated using the average of square meters of selling area on the last day of each of the months in the period.

(6)   In 2008, the figure were calculated based on the Assaí stores in operation under the Assaí banner.

(7)   Includes the result of operations of Globex (Ponto Frio) from July 1, 2009.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. With the crisis in the global financial markets beginning in mid-2008, the real depreciated 33.3% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On December 31, 2009 the exchange rate was R$1.74 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates.

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.177	2.138
2007	1.733	2.156	1.948	1.771
2008	1.559	2.500	1.838	2.337
2009	1.702	2.421	1.994	1.741
	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Year-End
December 2009	1.709	1.787	1.750	1.740
January 2010	1.723	1.875	1.780	1.875
February 2010	1.805	1.877	1.842	1.811
March 2010	1.764	1.823	1.786	1.781
April 2010	1.731	1.781	1.757	1.731
May 2010	1.732	1.835	1.787	1.805
June 2010 (through June 25)	1.766	1.863	1.808	1.778

______________

Source:  Central Bank

(1)   Represents the average of the exchange rates of each trading date.

3B.          Capitalization and Indebtedness

Not applicable.

3C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3D.          Risk Factors

An investment in the ADSs or our preferred shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy.  Brazilian political and economic conditions may adversely affect us and the market price of the preferred shares and the ADSs.

The Brazilian government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•      interest rates;

•      monetary policy;

•      exchange rate fluctuation;

•      currency fluctuations;

•      inflation;

•      liquidity of the domestic capital and lending markets;

•      tax and regulatory policies;

•      presidential elections will be held in Brazil in October 2010 and speculation about the new government’s economic, monetary and tax policies may create market instability and volatility; and

•      other political, social and economic developments in or affecting Brazil.

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

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2005 and 2009, the base interest rate (SELIC) in Brazil varied between 19.77% p.a. and 8.64% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business. We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. In addition, Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse affect on us as our indebtedness is indexed to the CDI rate. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market price of our preferred shares and, as a result, the ADSs.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies. For example, the real appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively.

In 2008, as a result of the worsening global economic crisis, the real depreciated 32% against the U.S. dollar, closing at R$2.34 to US$1.00 on December 31, 2008. For the year ended December 31, 2009, the real appreciated 25.5% against the U.S. dollar, closing at R$1.74 to US$1.00 on December 31, 2009. Our imports, which represent approximately 3.5% of our gross sales are indexed to the U.S. dollar.  A depreciation of the real in relation to the U.S. dollar may result in a decrease in our net income as result of the increase in the price of imports. The real may substantially depreciate or appreciate against the U.S. dollar in the future. We cannot assure you that the appreciation trend of the real will persist. Exchange rate instability may have a material adverse effect on us.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect our business and the market price of Brazilian securities, including our preferred shares and the ADSs.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor’s reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The global financial crisis which began during the second half of 2008 has had significant consequences, including in Brazil, such as stock and credit market volatility, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, directly or indirectly, adversely affect us and the market price of Brazilian securities, including the ADSs and our preferred shares. Although the scenario has improved significantly since the second half of 2009, it is still not clear that the global economy has efficiently recovered.

Risks Relating to the Food Retail Industry and Us

We face significant competition, which may adversely affect our market share and net income.

The food retail industry in Brazil, including the cash and carry segment (atacarejo), a wholesale format in the retail food sector, is highly competitive.  We face intense competition from small food retailers that often benefit from inefficiencies in the Brazilian tax collection system.  These small food retailers also frequently have access to merchandise from informal distribution channels at lower prices than those charged by manufacturers and stores in the conventional supply chain of the organized retail food sector.  In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete with a number of large multinational retail food and general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores.  Some of these international competitors have greater financial resources than we have.  Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

We are co-controlled by two groups of shareholders who may have different interests than other shareholders.

The group composed of Mr. Abilio dos Santos Diniz and other members of the Diniz family, or Diniz Group, and the Casino Guichard Perrachon Group, or Casino Group, share our control through our holding company, Wilkes Participações S.A., which owns 65.6% of our voting shares.  This holding company is also referred to herein as the Holding Company.  See “Item 7A.  Major Shareholders and Related Party Transactions—Major Shareholders.” Consequently, our two indirect co-controlling shareholders have the power to control our Company, including the power to:

•      appoint the members to our board of directors, who, in turn, appoint our executive officers,

•      determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, and

•      transfer our control.

Although you are entitled to tag-along rights in connection with a change of control of our Company and you will have specific protections in connection with transactions between our controlling shareholders and related parties, our controlling shareholders may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.  In addition, the co-control of our Company could result in deadlocks with respect to certain important issues, which may negatively affect our operations, financing and reputation.  For additional information on shared decision-making, see “Item 7A.  Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Transactions.”

We may not be able to successfully implement our acquisition strategy.

We intend to grow partially through acquisitions. However, we may not be able to successfully identify, negotiate or conclude acquisitions. Additionally, the integration of acquired companies may be more expensive and complicated than expected.

Moreover, we may not be able to successfully integrate the acquired companies or their assets into our business. This may result in loss of resources and time spent by senior management and other employees analyzing and implementing an unsuccessful acquisition. We also may not be able to identify potential liabilities in the acquired companies even through proper diligence. The failure of our acquisition strategy could have an adverse effect on our growth perspectives, financial condition and results.

In addition, any large acquisitions may be subject to approval by Brazilian antitrust authorities and other government agencies, and we may be unable to obtain this approval, or to obtain it on a timely basis.

Change in control of the Holding Company may bring changes to our corporate governance structure.

Mr. Abilio Diniz has been Chairman of both the Holding Company and us since 2003.  According to the terms of the Holding Company Shareholders’ Agreement, the Diniz Group granted a purchase option of one common share of the Holding Company to the Casino Group exercisable after June 22, 2012. If exercised, this purchase option will allow the Casino Group to obtain indirect control of our Company, resulting in the alteration in the control of the Holding Company, which may change our corporate governance structure.

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

 We may not be able to renew or maintain our stores’ lease agreements.

Most of our stores operate in leased properties. The strategic location of our stores is highly relevant for the development of our commercial strategy and, as a result, we may be adversely affected in case a significant number of our lease agreements is terminated or fail to be renewed.

Problems with our distribution centers, which are a vital part of our operations, that result in the disruption of our operations may adversely affect our business.

Approximately 85% of our products are distributed through our distribution centers located in the southern, southeastern, mid-western and northeastern regions of Brazil. If operations at one of these centers are affected, and in the event that no other distribution center is able to meet the demands of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect our Company. Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our current distribution centers to supply and meet the demands of the additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

We are subject to the risks normally associated with providing financing.

We maintain a financial partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, through which we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance at our stores. See “Item 4A.  History and Recent Development of the Company—Restructuring of our Association with Itaú Unibanco.” In addition, FIC raises funds from financial institutions in order to finance credit sales to our clients. We are subject to the risks normally associated with providing this type of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to our clients, either of which could adversely affect our cash flow and have a material adverse affect on us.

Risks Relating to the Preferred Shares and ADSs

If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes. See “Item 10D.  Exchange Controls.”

You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. In addition, we may pay for future acquisitions, like the acquisition of Globex  (Ponto Frio) in 2009, through the issuance a substantial number of preferred shares which could negatively affect the market price of the preferred shares and dilute your shareholdings in us, for which preemptive rights may not be extended to holders of ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in more developed securities markets.  The top ten stocks in terms of trading volume accounted for approximately, 50%, 53% and 58% of all shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA, in 2007, 2008 and 2009, respectively.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

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

We have been a pioneer in the Brazilian retail food industry, opening our first store, a pastry shop, in 1948 in the city of São Paulo under the name Pão de Açúcar.  We established one of the first supermarket chains in Brazil, opening our first supermarket in 1959, and opened the first hypermarket in Brazil in 1971.

Brazilian economic reforms implemented in 1994, including the introduction of the real as the Brazilian currency and the drastic reduction of inflation rates, resulted in an unprecedented growth in local consumer markets.  This increase in available income and the resulting increase in consumer confidence broadened our potential customer base and provided us with growth opportunities.

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population.  To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores in terms of the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  In order to implement that strategy and to increase our market share, between 1981 and 2002, we acquired important supermarket chains such as Coopercitrus, Lourenção, Barateiro (we operate these stores under the CompreBem banner), Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados and other small chains, such as São Luiz, Nagumo and Rosado.

In December 2003, we entered into an association called Sendas Distribuidora S.A., or the Sendas Association, with Sendas S.A. (of which we currently hold 57.4%) and investment funds of the AIG Group in order to acquire the Sendas chain.  The Sendas chain operates retail stores in the State of Rio de Janeiro.  For further information on the Sendas Association, see “Item 10C. Additional Information—Material Contracts—The Sendas Shareholders’ Agreement.”

On July 27, 2004, we entered into a financial partnership called FIC with Itaú Unibanco. FIC exclusively offers private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance at our stores. For more information, see “—Restructuring of our Association with Itaú Unibanco.”

In November 2007, we acquired a 60% ownership interest in the Assaí chain by purchasing 60% of the capital stock of Barcelona Comércio Varejista e Atacadista S.A., or Barcelona, a company holding of all the operating assets of the Assaí chain. This acquisition enabled us to enter the cash and carry segment, a wholesale format in the retail food sector, in the State of São Paulo.

On October 16, 2008, we started cash and carry operations in the State of Rio de Janeiro through Xantocarpa, a company that assumed the operation of three stores of Sendas Distribuidora which were converted into Assaí stores.

On July 7, 2009, we purchased a 70.2% ownership interest in Globex  (Ponto Frio), a company which operates in the non-food durable goods retail sector under the brand name Ponto Frio. In a tender offer triggered by the acquisition, our Company increased its ownership interest in Globex (Ponto Frio) to 98.8%. For more information see “—Acquisition of Globex (Ponto Frio).”

On July 25, 2009, we purchased Barcelona’s remaining stock, equivalent to 40% of its capital stock and accordingly, we currently own 100% of the Assaí chain. The total amount for this acquisition was R$175 million, of which we have already paid R$50 million and we will pay R$125 million on January 15, 2011 in cash. Subject to certain conditions, we will pay to the sellers an additional amount of R$25 million on January 15, 2011.

On December 4, 2009, we entered into a business combination agreement with Casas Bahia Comercial Ltda., or Casas Bahia, a Brazilian durable goods retailer. Pursuant to the agreement, by means of a re-organization we and Casas Bahia will integrate our respective businesses in the durable goods retail sector, and unify the e-commerce durable goods operations currently conducted by our subsidiary, Globex (Ponto Frio). The agreement was approved by our shareholders at our General Shareholders’ Meeting held on January 11, 2010. Our Company and Casas Bahia are in the process of reviewing the agreement in order to reach an understanding on certain terms of the agreement. For the year ended December 31, 2009, this transaction did not generate any impact on our accounting records, with the exception of expenses related to the transaction, or cause any material changes in our ownership structure. Until the conclusion of the re-organization, we cannot determine the effects of this transaction in the results for the year ended December 31, 2010. For more information, see “—Business Combination Agreement with Casas Bahia.”

Acquisition of Globex (Ponto Frio)

On June 7, 2009, we entered into a share purchase agreement with the majority shareholders of Globex (Ponto Frio), a company operating in the Brazilian non-food retail sector under the brand name Ponto Frio for over 60 years, for 70.2% of its total voting shares. We paid a portion of the purchase price, R$373.4 million, in cash on July 7, 2009 and the majority shareholders of Globex (Ponto Frio) had the option of receiving the remaining R$451.1 million either in cash, at the fourth anniversary of the closing, or by subscribing for class B preferred shares issued at R$40.00 per share. In the latter case, the majority shareholders of Globex (Ponto Frio) were to receive the shares in the amount due in cash plus 10%.

We also offered the minority shareholders of Globex (Ponto Frio) the right to sell us their shares under the share purchase agreement for 80% of the purchase price paid to the majority shareholders of Globex (Ponto Frio) under the same conditions. One hundred and twenty (120) minority shareholders of Globex (Ponto Frio) agreed to sell us their shares, corresponding  to approximately 25% of the total voting shares of Globex (Ponto Frio), for R$236.8 million.

Pursuant to the Globex (Ponto Frio) share purchase agreement, we increased our capital stock through the issuance of 16,609,046 class B preferred shares at a price of $40.00 per share. This capital increase triggered the preemptive rights of our shareholders to subscribe for the new class B preferred shares, in accordance with Brazilian law. Our controlling shareholders transferred their rights to subscribe for class B preferred shares to the Globex (Ponto Frio) shareholders. Due to the increase in the trading price of our shares, a larger than expected number of our minority shareholders subscribed for the class B preferred shares. As a result of the unexpected demand for class B preferred shares, the preemptive rights transferred to the Globex (Ponto Frio) shareholders were not sufficient to settle our entire purchase price payment  obligations. The Globex (Ponto Frio) shareholders were only able to subscribe to 4,673,600 class B preferred shares and were paid the remaining outstanding balance of the purchase price for their Globex (Ponto Frio) shares, R$451.8 million, in cash, on October 2, 2009. The total amount paid in cash and class B preferred shares were R$1,155.8 million.

On December 22, 2009, we launched a tender offer for the remaining approximately 5% interest in Globex (Ponto Frio), in accordance with Brazilian regulation, under the same terms as the offer accepted by the initial 120 Globex (Ponto Frio) minority shareholders. The tender offer was concluded on February 3, 2010 and we acquired  approximately 3.3% of Globex’s (Ponto Frio) capital stock for R$28.4 million and 137,014 class B preferred shares, resulting in us becoming holders of 98.8% of Globex’s (Ponto Frio)  capital stock.

For further information on the acquisition of Globex (Ponto Frio), see note 15 (b) to our financial statements included in this annual report.

Restructuring of our Business Combination with Itaú Unibanco

On October 27, 2004, we entered into a partnership agreement with Banco Itaú Holding Financeira S.A., or Partnership, for the creation of a financial institution named FIC, with the aim of structuring and making available to our clients exclusive financial products and services, such as, private label credit cards to be used exclusively at our stores, widely accepted card brands, direct consumer credit and personal loans, through financial service units installed within our stores.  The Partnership has an initial term of 20 years.  Initially, the Partnership did not result in relevant investments by our Company. When we acquired Globex (Ponto Frio), it had a similar association agreement with Unibanco – União de Bancos Brasileiros S.A., or Unibanco, which resulted in the creation of Banco Investcred Unibanco S.A., or Investcred. On February 18, 2009, the Central Bank approved the merger between Banco Itaú S.A. and Unibanco, which created Itaú Unibanco.

In this context, we restructured the Partnership and the association of Globex (Ponto Frio) with Unibanco on December 30, 2009, extending the partnership for another five years and amending certain other aspects of our Partnership, which resulted in the payment of R$600.0 million by Itaú Unibanco to our Company. See note 14 to our financial statements included in this annual report.

Business Combination Agreement with Casas Bahia

On December 4, 2009, we entered into a business combination agreement with Casas Bahia, a Brazilian durable goods retailer, whereby our Company and Casas Bahia will integrate their respective business in the durable goods retail sector, including their e-commerce activities. The transaction is subject to the approval of Brazilian antitrust authorities.

 As of the date of this annual report, this transaction did not generate any impact on our accounting records, with the exception of expenses related to the transaction, or cause any material changes in our ownership structure.

Capital Expansion and Investment Plan

As part of our capital expansion and investment plan, we have invested approximately R$ 1,631.8 million in our operations for the three years ended December 31, 2009.  Our investments included:

Acquisitions of retail chains – When entering new geographic markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how in the geographic region.  For expansion within urban areas where we already have a presence, our preference has been to open new stores.  Our main focus is to expand organically, but we may continue carrying out strategic acquisitions, to the extent that they result in synergies and added value.  Since 2007, we have acquired 476 stores.  We have spent an aggregate of R$ 3,414.0 million on acquisitions from 2007 through 2009.

The following table presents information regarding our acquisitions and the regional distribution of the stores we acquired since 2007:

Number of Year	Chains Acquired	Stores	Geographic Distribution
2007	Rossi	5	São Paulo
2007	Assaí	14	São Paulo
2009	Ponto Frio(1)	457	São Paulo, Rio de Janeiro, Distrito Federal, Espírito Santo, Minas Gerais, Mato Grosso, Paraná, Bahia, Goiás, Rio Grande do Sul and Santa Catarina
	Total	476

______________

(1)   acquired in July 2009.

Opening of new stores – We usually seek real estate properties to open new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 77 new stores from 2007 through 2009, including six Pão de Açúcar stores, one CompreBem store, four Extra Hipermercado stores, 35 Extra Fácil convenience stores, six Extra Eletro stores, 11 Ponto Frio stores and 14 Assaí stores.  The total cost of opening these new stores was R$716.8 million.

Renovation of existing stores – We usually remodel some of our Pão de Açúcar, CompreBem, Extra stores, Sendas and Extra Eletro stores every year.  Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems.  The total cost of renovating stores from 2007 through 2009 was R$857.6 million.

Improvements to information technology – We are committed to technology as an important component in our pursuit of greater efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  The information technology area has received significant investments in new technological solutions aimed at modernization, simplicity and reliability.  We have spent an aggregate of R$387.7 million on information technology from 2007 through 2009.  For more information on our information technology, see “Item 4B.  Business Overview—Technology.”

Expansion of distribution facilities – Since 2007, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.  We have spent an aggregate of R$29.9 million on our distribution facilities from 2007 through 2009.

The following table provides a summary description of our principal capital expenditures disbursed for the three years ended December 31, 2009:

	Year Ended December 31,
	2009	2008	2007
	(millions of reais)
Opening of new stores	R$ 228.3	R$ 138.3	R$ 350.2
Acquisition of retail chain	885.1	–	284.8
Purchases of real estate	36.2	94.9	121.0
Renovations	334.3	143.0	380.3
Information technology	144.2	101.8	141.7
Distribution centers	3.7	10.3	15.9

Total	R$ 1,631.8	R$ 488.3	R$ 1,293.9

4B.          Business Overview

The Brazilian Retail Food Industry

The Brazilian retail food industry represented approximately 5.6% of Brazil’s GDP (gross domestic product) in 2009.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of R$177.0 billion in 2009, representing a 11.7% increase compared with 2008.

The Brazilian retail food industry is highly fragmented.  Despite consolidation within the Brazilian retail food industry, in 2009, the three largest supermarket chains represented only approximately 40.4% of the retail food industry, as compared to 38.1% in 2008.  We believe that future acquisitions will mainly involve smaller sized-stores.  Another trend in the retail food industry is large chains migrating to smaller formats such as neighborhood banners, like Tesco Express and Sainsbury’s Local.  According to ABRAS, our gross sales represented 14.8% of the gross sales of the entire retail food industry in 2009.

The cash and carry segment (atacarejo), a wholesale segment in the retail food industry is one of the fastest growing market segments in Brazil in terms of new store openings.  This segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale.

According to the Brazilian Institute of Geography and Statistics, or IBGE, the total population of Brazil was approximately 191.4 million in 2009, making Brazil the fifth most populous country in the world, with a population growing at a rate of 2% per year.  Given that more than 83% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.  The city of São Paulo has a population of approximately 11.1 million and the city of Rio de Janeiro has a population of approximately 6.2 million. These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 41.4 million, representing approximately 21.6% of the Brazilian population and is our largest consumer market.  The State of Rio de Janeiro is our second largest consumer market.

The Brazilian retail industry is perceived as essentially growth-oriented, because retail margins are substantially more constrained compared to other industries.  We are therefore intrinsically dependent on the growth rate of Brazil’s urban population and its different income levels.  While living expenses in Brazil are lower than those in North America, Western Europe and Japan, Brazilian household income levels are also substantially lower.

The following table sets forth the different income class levels of Brazilian households, according to the (Consumption Potential Index) (Índice de Potencial de Consumo), or IPC Target 2010.

Class Level	Monthly Income (average) (in reais)
A1	14,550
A2	9,850
B1	5,350
B2	2,950
C1	1,650
C2	1,100
D	750
E	410

Classes A1 and A2 households account for only 5% of the urban population and classes B1 and B2 households account for 24% of the urban population.  Classes C1, C2, D and E collectively represent 71% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

Salary levels in Brazil have generally increased at a slower rate compared to increases in interest and exchange rates and increasing consumer prices.  We expect that increased consumption by the lower income class levels will occur over time as a result of the gradual salary increases and a steadily growing population.  As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

We are one of the largest food retailers in Brazil based on both gross sales and number of stores. In 2009, we had a market share of approximately 14.8% in the Brazilian food retailing business, according to ABRAS, with gross sales of R$26.2 billion (including Globex - Ponto Frio) and R$23.3 billion (excluding Globex - Ponto Frio).  As of December 31, 2009, we operated 1,080 stores, 79 gas stations and 150 drugstores in 19 States and the Federal District, in addition to a logistics infrastructure supported by 28 distribution centers located in 13 States.  These figures already include Globex (Ponto Frio) stores that we purchased in July 2009, but do not include Casas Bahia’s 508 stores, given that this business combination  is still under negotiation.

To guarantee a diversified market performance and meet the various needs and expectations of our consumers, we maintain a multi-format structure encompassing supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), durable goods stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil) and cash-and-carry chains (Assaí).  We also operate e-commerce activities in the food (Pão de Açúcar Delivery - http://www.paodeacucar.com.br) and non-food (Extra.com.br - http://www.extra.com.br and PontoFrio.com - http://www.pontofrio.com.br) sectors. We also own gas stations located at the parking lots of or nearby our stores, where we offer quality products at competitive prices, drugstores located in the shopping areas of our supermarkets and hypermarkets.

The following table sets forth the number of our stores by region, as of December 31, 2009:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast (excluding the States of São Paulo and Rio de Janeiro)(2)	Northeast(3)	Center-West(4)
Pão de Açúcar	57	41	9	32	4	2
Extra Hipermercado	24	34	15	20	7	3
CompreBem	70	84	-	3	-	.
Sendas	-	-	68	-	-	.
Extra Eletro	23	24	-	-	-	.
Extra Fácil	46	6	-	-	-	.
Extra Supermercado	4	3	-	6	-	.
Assaí	14	15	8	3	-	.
Ponto Frio	38	79	93	133	90	22
Total	276	286	193	197	101	27

______________

(1)   Consists of stores in 39 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Minas Gerais and Paraná.

(3)   This area comprises the following states:  Piauí, Ceará, Pernambuco, Paraíba, Bahia, Rio Grande do Norte, Sergipe and Alagoas.

(4)   This area comprises the following states:  Mato Grosso do Sul, the Federal District and Goiás.

The following table sets forth the total number of stores at the end of the periods indicated per store format and the  activity in our stores:

	Pão de Açúcar	CompreBem	Extra Hipermercado	Extra Eletro	Sendas	Extra Fácil	Extra Supermercado	Assaí	Ponto Frio	Total
At December 31, 2006	164	186	83	50	62	4	–	–	–	549
Opened	1	5	7	–	–	13	10	15	–	51
Closed	(5)	(11)	–	(8)	–	(1)	–	–	–	(25)
Transferred (from)/to	(7)	(2)	1	-	–	3	5	–	–	-
At December 31, 2007	153	178	91	42	62	19	15	15	–	575
Opened	1	1	2	6	–	14	–	7	–	31
Closed	(2)	(4)	–	(1)	(1)	(1)	–	–	–	(9)
Transferred (from)/to	(7)	(10)	9	–	12	–	(10)	6	–	–
At December 31, 2008	145	165	102	47	73	32	5	28	–	597
Opened	5	–	2	–	–	21	–	7	11	46
Closed	(2)	(1)	–	–	(2)	(1)	(1)	–	(13)	(20)
Transferred (from)/to	(3)	(7)	(1)	–	(3)	–	9	5	–	–
Acquired	–	–	–	–	–	–	–	–	457	457
At December 31, 2009	145	157	103	47	68	52	13	40	455	1,080

Our Operating Segments

Our activities are divided into the following segments:

Retail

Sales of food and non-food items to individual consumers.  Food and non-food products are defined as:

Food products includes non-perishable food items, beverages in general, fruit, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products, and personal care products. In some cases, these goods are sold in the form of products with our brand.

Non-food products includes clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mattresses, pet articles and gardening.  Some of the products listed above are also offered in the form of our own brands.  Non-food products also include electronics and durable goods, such as household appliances, personal computers, software, computer accessories, and sound and image systems. The items sold at our drugstores, such as medications and dermocosmetics, are also considered non-food products.  This segment also includes products and services sold at our gas stations.

Services that we provide to our clients includes extended warranties on the sale of electronics and durable goods sold at our stores and bill payment services, in addition to the services directly offered at our stores, such as photo development.

Cash-and-Carry

Sales of food and some non-food products to intermediate consumers and retail customers through our Assaí banner.

Electronics and Home Appliances (Globex - Ponto Frio)

Sale of durable goods (specifically electronics, home appliances and furniture) through our subsidiary Globex (Ponto Frio).

Segment Revenue and Income Distribution

The table below shows our revenues from our operating segments and their participation in our net revenues. Results of the operating segments are presented in Brazilian GAAP, the measure used by management in evaluating the performance of and strategy for the three segments listed below. Financial data prepared in accordance with IFRS and Brazilian GAAP is not comparable. See note 31 to our financial statements included in this annual report for a description of the key differences between IFRS and Brazilian GAAP.

	Year ended December 31, 2009
Operating segment	Net Revenues from the Segment (in millions of R$)	Percentage of Total Net Revenues
Traditional retail	18,787.6	80.9%
Cash-and-carry	1,981.8	8.5%
Electronics and Home Appliances - Globex[1]	2,484.7	10.7%
IFRS Adjustments	(13.6)	(0.1)%
Grupo Pão de Açúcar (GPA)	23,240.5	100.0%

______________

(1)     Refers to the period from July 2009, when we consolidated Globex (Ponto Frio) into our Company.

The table below shows the profit or loss (as the case may be) from each of the operating segments and their participation in our net income. Results of the operating segments are presented in Brazilian GAAP, the measure used by management in evaluating the performance of and strategy for the three segments listed below. Financial data prepared in accordance with IFRS and Brazilian GAAP is not comparable. See note 31 to our financial statements included in this annual report for a description of the key differences between IFRS and Brazilian GAAP.

	Year Ended December 31, 2009
Operating segment	Net Income from the Segment (in millions of R$)	Percentage of Total Net Income
Traditional retail	604.9	99.1%
Cash-and-carry	16.0	2.6%
Home Appliances - Globex[1]	(6.4)	(1.0)%
Elimination	(9.3)	(1.5)%
IFRS Adjustments	4.6	0.8%
Grupo Pão de Açúcar (GPA)	609.8	100.0%

______________

(1)   Refers to the period from July 2009, when we consolidated Globex (Ponto Frio) into our Company.

Our Competitive Strengths

Our main competitive strengths are (i) our different retail food store formats; (ii) our extensive network of distribution centers; and (iii) our economies of scale.

Different retail food store formats

We conduct our retail food operations under different store formats, namely Pão de Açúcar, CompreBem/Sendas, Extra, Extra Fácil, Extra Supermercado and Assaí.  Each of these store formats has a distinct merchandising strategy and a strong brand name.  The variety of our formats enables us to effectively target and earn the loyalty of different consumer segments.  Our deep understanding of the Brazilian consumer allows us to meet diverse customer needs.  The Brazilian consumer associates with each of our brand concepts a specific combination of goods, services and price level.  For example, the Pão de Açúcar format serves the higher income consumers through a combination of prime store locations, appealing store design and wide range of quality products and services.  The CompreBem and Sendas banners, in turn, target the middle and lower income consumers and are usually located in lower income class neighborhoods.  Our hypermarket format Extra offers the widest assortment of our store formats and allows us to target potential customers along the entire income spectrum.  Our Extra format has the additional advantage of benefiting from the general lack of department stores and specialized stores in Brazil and offers a combination of food products and non-food products such as household appliances, consumer electronic products, general merchandise, clothing and textiles that is particularly appealing to Brazilian consumers.  Through our Extra Supermercado and Extra Fácil banners, we operate in the supermarket and convenience store models, respectively and our Assaí banner has allowed us to enter the cash-and-carry segment.

Extensive network of distribution centers

We operate distribution centers strategically located in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  Our distribution centers have a total storage capacity of approximately 570,000 square meters.  Our management believes that our network of distribution centers is the most extensive one in the Brazilian retail food industry.  We believe that our facilities are capable of servicing substantially all of our distribution requirements, both for our existing stores and for the stores that we plan to open in the near future.  Approximately 85% of our inventory in 2009 was sourced from our distribution centers, and only 15% came directly from suppliers, which resulted in (i) increased bargaining power with suppliers, (ii) fewer inventory shortages, (iii) lower shrinkage and, (iv) improved working capital management.  Many of the functions of our distribution centers are automated, allowing for quicker and more efficient handling of products.  Our distribution centers are, among others, supported by pd@net, a business-to-business technology platform which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

Economies of scale

We benefit from significant economies of scale resulting from our position as one of the largest food retailers in Brazil.  Our size gives us increased bargaining power with suppliers, resulting in lower prices for consumers, higher operating margins and more favorable payment terms.  Our size also allows us to benefit from important marketing channels including prime time television advertising, one of the most effective means to promote sales in Brazil, which is prohibitively expensive for smaller retail chains.  Our scale also enables us to make major operational investments that increase our efficiency, for instance extensive technology investments.  We believe that we are at the forefront of the Brazilian retail industry in terms of using information technology and continually improving our sophisticated management information systems.

Our Strategy

Our strategy is focused on:  (i) efficient use of capital employed through the maximization of existing assets; (ii) pursuit of market share; and (iii) sustained growth with profitability.

Efficient Use of Capital

We intend to efficiently use our capital through:  (i) the maintenance of our financial health by keeping a strong cash position; (ii) the use of low cost methods to gain market share; and (iii) the maintenance of strict control of expenses and cashflow.

Pursuit of Market Share

We aim at developing initiatives that will enhance our competitiveness, including the adoption of pricing policies and increasing our consumer flow and consumer loyalty.  In addition, we aim at increasing the participation of non-food revenues as well as the expansion of our FIC financial services and private label products.  We also intend to achieve higher sales levels through the expansion of our sales area as a result of new store openings in our different formats, as well as increasing sales in our existing stores through improvements in assortment, pricing, communication and service. We have a M&A (Merger and Acquisition) department focused on (i) improving the profitability of our acquisitions; (ii) ensuring synergy between our acquired businesses and our existing businesses; and (iii) assessing the market and seeking opportunities to acquire businesses.

Sustained Growth with Profitability

We intend to grow while increasing our profitability through:  (i) improving the control of our expenses; (ii) improving our logistics structure; (iii) investing heavily in the continued education of our personnel at all levels; (iv) achieving better price conditions with our suppliers; and (v) consolidating our multi-format structure by expanding e-commerce, convenience stores and cash and carry stores.  In order to increase profitability, we also plan to invest in reducing breakage and shrinkage, improving the purchase process, increasing the store productivity index and strengthening our management model.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats at December 31, 2009:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues
Pão de Açúcar	Supermarket	145	193,325	1,333	14,481	16.3%
CompreBem	Supermarket	157	187,551	1,195	7,695	11.1%
Extra Hipermercado	Hypermarket	103	731,189	7,099	27,891	44.8%(2)
Extra Eletro	Home appliance store	47	27,902	594	705	1.7%
Extra Fácil	Convenience store	52	11,638	224	364	–
Extra Supermercado	supermarket	13	19,171	1,475	958	–
Assaí	Cash and carry	40	118,371	2,959	6,532	8.5%
Sendas	Supermarket	68	123,063	1,810	5,404	6.9%
Ponto Frio	Electronics / Home appliance store	455	332,443	731	9,587	10.7%
Head office & distribution center	–	-	-	-	11,627	-
Total		1,080	1,744,653	1,615	85,244	100.0%

______________

(1)   Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in December 2008 by 220 hours.

(2)   Extra Supermercado and Extra Fácil sales included in Extra Hipermercado.

For a detailed description of net sales revenue for each of our store formats, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Certain Operating Data.”

Pão de Açúcar Stores

Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo city area).  We believe that the locations of our Pão de Açúcar stores are a significant competitive advantage since available sites in those urban areas are scarce.  The Pão de Açúcar stores target the Brazilian class A and class B household consumers.  The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average of 74.9 employees per 1,000 square meters of store space.  Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.  Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

At December 31, 2009, we had 145 Pão de Açúcar stores.  The Pão de Açúcar stores range in size from 120 to 4,670 square meters and at December 31, 2009, averaged 1,333 square meters of selling space.  Food products represented 94.0% of gross sales revenue attributable to Pão de Açúcar in 2009 and non-food products represented 6.0%.

The Pão de Açúcar banner recorded gross sales of R$4.2 billion in 2009, representing an increase of 8.8% relative to 2008.  This increase was a result of the strong performance of the Pão de Açúcar banner in the Northeast and Midwest regions and the consolidation of the management of the Pão de Açúcar banner that helped to create a single identity for this banner in Brazil while respecting regional characteristics.

CompreBem Stores

CompreBem supermarkets offer competitive prices and services.  CompreBem stores target the Brazilian classes C, D and E household consumers, which collectively make up approximately 71% of all urban households in Brazil.  Generally, products offered at our CompreBem stores are more competitively priced than products offered at our Pão de Açúcar stores.  With an average of 41 employees per 1,000 square meters of store space, CompreBem stores are characterized by a lower level of personalized services than the Pão de Açúcar stores.

At December 31, 2009, we had 157 CompreBem stores.  CompreBem’s stores range in size from 301 to 3,125 square meters and averaged 1,195 square meters of selling space at December 31, 2009.  Food products represented 91.0% of gross sales revenue attributable to CompreBem stores in 2009 and non-food products represented 9.0%.

Gross sales revenue of the CompreBem banner in 2009 amounted to R$2.8 billion, representing a decrease of 3.5% compared to 2008.  This decrease was a result of the transfer of 14 ABC CompreBem stores to Sendas and the conversion of six stores from the CompreBem banner into the Extra Supermercado format and one store into Assaí.

Sendas Stores

In December 2003, we formed the Sendas Association through which we subsequently acquired the Sendas chain.  Similarly to our CompreBem banner, the Sendas banner offers competitively priced products and targets middle and lower income consumers (i.e., the Brazilian classes C, D and E).  Sendas stores are all located in lower-income neighborhoods in the State of Rio de Janeiro.

Sendas’ gross sales in 2009 totaled R$1.8 billion, equivalent to 7.0% of our total sales, representing an increase of 12.5% compared to 2008.  This increase was mainly due to an increase of our customer base and a series of actions including clustering, which enabled better assortment of our products, improved communication with the diverse socio-economic classes in the State of Rio de Janeiro, improved cash control, reduced dependence of sales on offers and the consolidation of partnerships with regional suppliers.

Extra Hypermarkets

Extra hypermarkets are our largest stores.  We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra hypermarkets offer the widest assortment of products of any of our store formats and have an average selling area of 7,099 square meters at December 31, 2009.  The Extra stores target the Brazilian classes B, C, D and E.  At December 31, 2009, we had 103 Extra stores, including stores that opened in 2009 (one store that was converted from Extra Hipermercado to Extra Supermercado).  The sale of food products and non-food products represented 62.0% and 38.0% of Extra’s gross sales in 2009, respectively.

Gross sales of the Extra banner in 2009, including Extra Supermercado and Extra Fácil sales, reached R$11.8 billion, a 11.1% increase compared to 2008.  This increase was a result of the new management model implemented by our former CEO, Claudio Galeazzi, in 2008, which gave greater autonomy to different regions where we operate and contributed to the integrated management of the banners, focusing on results in each region.  The new positioning resulted in adjustments to headcount at stores, employee training, improvements in operations, revision of the destination categories, increase in customer flow and a more efficient pricing policy.

Extra Fácil Stores

With the establishment of the Extra Fácil banner in July 2007, we significantly increased our presence in the convenience store segment, where we had already been operating through our Extra Supermercado stores.  We opened 21 new stores in 2009, bringing the total of Extra Fácil stores to 52 units at December 31, 2009.  Extra Fácil is characterized by small retail stores with up to four check-outs and offers convenience, proximity and facility.

Extra Supermercado Stores

At December 31, 2009, we operated 13 Extra Supermercado stores (six conversions from CompreBem banners and three from Pão de Açúcar banner).  Our Extra Supermercado banner is characterized by stores with sales area of up to 1,100 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores are complete neighborhood supermarkets with exceptional meat and bakery products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items, in an easily accessible, pleasant environment with exemplary customer service.

Extra-Eletro Stores

Extra-Eletro stores sell a broad range of home appliances and consumer electronic products.  These stores had an average selling area of 537 square meters at December 31, 2009.  Customers place orders in the stores, and products are shipped from a central warehouse.  At December 31, 2009, we operated 47 Extra-Eletro stores.

In 2009, Extra-Eletro had gross sales of R$442.2 million, an increase of 18.7%, compared to gross sales in 2008.  This increase was a result of the increase in our overall non-food sales, especially consumer electronics, operational improvements and a new credit policy with a closer partnership with FIC.

Extra.com.br

In line with our strategy to restructure our e-commerce operations initiated in 2006, we consolidated our e-commerce performance through Extra.com.br, which focuses on the sale of non-food products.  Gross sales of Extra.com.br in 2009 increased by 52.7%, compared to gross sales in 2008, and corresponded to 2.1% of our gross sales in 2009.  This performance is the result of a series of recently implemented initiatives to consolidate our presence in this important market niche, including the establishment of a broader assortment.

Assaí Stores

The cash and carry segment (atacarejo segment), a wholesale segment in the retail food industry, is one of the fastest growing market segments in Brazil in terms of new store openings.  This segment was created in order to serve customers within an untapped market niche that was covered by neither self-service retailers nor wholesales.

Assaí has been operating in the cash and carry segment for 36 years and at December 31, 2009, Assaí had 6,532 employees and 40 stores.  In 2009, we opened 12 new Assaí stores.  Out of the 12 new Assaí stores, seven stores were newly opened and five stores were converted into Assaí format from other banners.  In 2009, the Assaí banner recorded gross sales of R$2.2 billion.

Ponto Frio Stores

Our Ponto Frio stores specialize in durable goods such as consumer electronics and furniture. At December 31, 2009, we were operating 455 Ponto Frio stores as a result of our acquisition of Globex (Ponto Frio) in July of 2009.  In 2009, Ponto Frio stores had gross sales of R$2,888.5 million as from July 7, 2009, when our acquisition of Globex (Ponto Frio) took effect. For more information on the acquisition of Globex (Ponto Frio), see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”

Gas Stations

At December 31, 2009, we were operating 79 gas stations, five of which were opened in 2009.  Our gas stations are located within the parking area of certain of our stores. The location of our gas stations allows our customers to both go shopping and refuel their car while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.  We expect to increase the number of gas station units, especially in connection with the Extra and Assaí banners, and increase synergies with drugstores and Extra Fácil stores.

Drugstores

With 150 units in operation, we operate one of the largest drugstore chains in Brazil’s retail food industry. We opened a total of seven new stores in 2009.  In addition, we recently launched a series of initiatives that we believe contribute to the success of our drugstores, including: (i) reorganization of management, (ii) successful renegotiation of prices with suppliers and (iii) strategic adjustments to the assortment and services offered at our drugstores.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season.  Sales revenues in December are typically 40% above the average sales revenues in the other months.  We also experience strong seasonality in our results for the month of April as a result of the Easter holiday where we offer specialized products for the occasion as well as in Soccer World Cup years where some of our products experience an increase in sales.

Seasonality relating to the availability of some of our products (such as fruits and vegetables) do not affect our results due to the large and diverse selection of products we offer our customers.

Our Products

Our products are mostly ready-for-sale products that we purchase and resell to our end-user consumers.  Only a portion of our products area produced at our stores, which are, based on formulations prepared by our technical team for development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured and/or handled at our stores are: (i) fruits and vegetables, cut or packaged at our stores; (ii) meat (beef, pork, chicken and fish) as well as cold cuts and cheese, which are cut, weighed and packaged at our stores; (iii) ready-to-eat meals sold at our delis; and (iv) bread, cakes and sweets made at the bakeries located within our stores.

We do not manufacture the products sold under our own exclusive brands. These products are manufactured by suppliers who are carefully selected by our Company, after the quality of their service and their capacity to meet our demand has been thoroughly evaluated by us.  The development of products carrying our own exclusive brand is guided by a detailed process aimed at standardizing our products and ensuring the products’ manufacturing and launch within the commercial and strategic targets of our brands and compliance with our quality standards, involving various areas of our Company.

Suppliers

The purchasing of our products for our Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro, Extra Supermercado, Extra Fácil, Assaí and Ponto Frio stores is centralized.  We purchase substantially all of our food products on a spot or short-term basis from a large number of unaffiliated suppliers.  As a result, we are not dependent on any single supplier.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 28 distribution centers (including Ponto Frio) strategically located within the cities of São Paulo, Brasília, Fortaleza, Curitiba, Rio de Janeiro, Salvador and Recife with a total storage capacity of approximately 570,000 square meters.  We were the first retailer in Brazil to have a centralized distribution center.  The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

Our distribution centers are, among others, supported by pd@net, a business-to-business technology platform which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

We currently focus on four main tasks to further improve our supply and distribution system:  (1) ensuring the full availability of products and services, to indirectly contribute to our expansion; (2) improving the level of service to our stores; (3) enhancing the inventory management; and (4) reducing costs in our supply chain.

Our logistics and distribution processes are divided in accordance with the products and services sold under our banners, as a result, our distribution processes are guided by the following procedure:

Stores, Supermarkets and Hypermarkets

At December 31, 2009, the logistic process to supply our stores, supermarkets and hypermarkets (excluding Ponto Frio, our e-commerce business, drug stores and gas stations) included 18 distribution centers located in the States of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 400,000 square meters  area including both our own and outsourced distribution centers.  Our distribution process is performed by an outsourced fleet that, on December 31, 2009, totaled more than 1,100 vehicles exclusively dedicated to this activity, all of which are tracked via GPS. At December 31, 2009, our centralization rate (the percentage of the products supplied at our stores that come directly from our distribution centers) was 85%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Entry.” At December 31, 2009, 15% of our stores sales corresponded to “Direct Entry” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.

Electronic products and durable goods – Ponto Frio stores

Our logistics process associated with our Ponto Frio stores involve an examination of Globex’s (Ponto Frio) commercial sector’s forecast for sales, which we use to submit orders to our suppliers. Once these orders are issued, the delivery of products is managed by Globex’s (Ponto Frio) supply chain area, which analyzes inventory levels, sales estimates by store and other variables and schedules the delivery of the requested products with our suppliers. The products are delivered and distributed among Globex’s (Ponto Frio) distribution centers, which at December 31, 2009 totaled 8 distribution centers located in the States of Rio de Janeiro, São Paulo, Minas Gerais, Paraná, Rio Grande do Sul, Bahia and the Federal District.

PA Delivery

Through the Pão de Açúcar delivery system, or PA Delivery, our clients are able to purchase food products on the Internet. Upon entering the required delivery information, our system directs that information to the closest PA Delivery unit to initiate the order process.  At December 31, 2009, we had seven PA Delivery units in Brazil, two located in the Greater São Paulo area, and the others are located in the cities of Indaiatuba (interior of the State of São Paulo), Rio de Janeiro, Brasília, Curitiba and Fortaleza.  These units are installed at strategically located stores, so as to cover a wider and more profitable delivery area.  These units share their inventory with the respective store in order to take advantage of synergies.

Extra.com.br, PontoFrio.com and Televendas

Our non-food products e-commerce network offers assistance to our clients through two distribution centers.  These centers are used for storage and handling of goods; from the time they are selected and packed until the invoice is used and the products are shipped.  Upon the placement of the order on our website or through our call center and confirmation of the payment by the financial institution, the products are selected by a specialized team, are  checked and packaged by our quality control department, and the invoice is issued.

Drugstores

Our drugstores are supplied with medications and similar products, the latter following the same distribution logistic used for our supermarkets and hypermarkets.  Medications are delivered by specialized distributors who intermediate the process between our Company and the respective drug manufacturers.  At December 31, 2009, we maintained agreements with three major distributors as well as with some regional distribution companies.   We do not maintain drug inventories. Medications are requested to distributors through purchase orders that are made according to the needs of our drugstores.

Gas Stations

Our gas stations are supplied by exclusive suppliers. At December 31, 2009, we used five suppliers.   Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the respective services agreement entered into with each gas station.  Fuel transportation is carried out exclusively by our supplier while unloading operations being closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas, or GNV is different.  GNV is supplied by a single supplier directly to the gas stations, through regional dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance box, using specific pipelines.

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

In 2009 and 2008, we spent approximately R$266.4 million and R$180.2 million, respectively, on advertising (approximately 1.0% of total net sales revenues in each year). Also, 26.3% and 28.0% of our total marketing expenditures in 2009 and 2008, respectively, were spent on radio, newspaper and magazine advertising.  Television advertisements accounted for 39.2% and 38.2% of advertising expenses in 2009 and 2008, respectively.  We spent 34.5% in 2009 and 33.8% in 2008 on other promotional activities.

FIC and Banco Investcred

FIC operates service kiosks in our stores that have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit and insurance.  FIC has been operating for five years and has 6.9 million clients (including Banco Investcred), which represents approximately one third of our customers.  We and Itaú Unibanco each indirectly hold 50% of FIC’s capital stock. Itaú Unibanco holds 50%, our Company holds 36% and Globex (Ponto Frio) holds 14%. Itaú Unibanco is responsible for managing FIC and appoints the majority of its officers.

With a receivables portfolio of R$3.0 billion (including Banco Investcred), FIC’s share of our total gross sales amounted to 15.0% at December 31, 2009.  In 2009, FIC had an equity income of R$15.2 million – a significant improvement compared to the R$2.9 million in 2008.  The positive performance is the result of a series of recently implemented actions, including the granting of special benefits to users of private label and co-branded cards.

The table below sets forth the breakdown of FIC’s clients in 2009 and 2008.

Total of clients (in thousands)	2009(1)	2009(2)	2008
Private label cards	4,262	4,262	4,422
Co-branded cards	979	685	780
CDC agreements	358	38	135
Extended guarantee	-	-	678
Personal loan	57	9	53
Flex cards	1,249	-	-
Total	6,905	4,994	6,068

______________

(1)   Including Globex (Ponto Frio).

(2)   Excluding Globex (Ponto Frio).

Credit Sales

In 2009 and 2008, 52.2% (including Banco Investcred) of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers.

Credit card sales.  All of our store formats accept payment for purchases with MasterCard, Visa, Diners Club, American Express and our co-branded credit cards.  Sales to customers using credit cards accounted for 43.6% and 40.6% of our net sales revenue in 2009 and 2008, respectively.  From this total, sales through private label and co-branded credit cards accounted for 14.5% of our net sales revenue in 2009.  An allowance for doubtful accounts is not required as credit risks are substantially assumed by credit card companies or issuing banks.

Installment sales.  Our Extra Eletro stores and Extra hypermarkets offer attractive consumer financing conditions to our customers who frequently purchase electronic goods or home appliances, respectively, on an installment basis.  The installment sales accounted for 1.0% and 0.5% of our total net sales revenue in 2009 and 2008, respectively.

Post-dated checks.  Post-dated checks are used as financial instruments in Brazil to make purchases.  Postdated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase.  The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check.  We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged).  We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card.  Sales to customers using post-dated checks accounted for 0.7% and 1.0% of our net sales revenue in 2009 and 2008 respectively.

Purchase vouchers.  We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit.  Purchase vouchers accounted for 7.5%, and 7.8% of our net sales revenue in 2009 and 2008, respectively.  An allowance for doubtful accounts is not required as credit risks are substantially assumed by the companies that issue the vouchers.

Technology

We invested R$144.2 million in information technology in 2009 and R$101.8 million in 2008.  We consider information technology one of our pillars.  Our information technology department interacts with our other departments, thereby streamlining our several strategic initiatives.

During 2009, the information technology area received significant investments in new technological solutions aimed at modernization, simplicity and reliability.  These initiatives included the following ones:

  SAP – on January 1, 2009, the SAP system started up in the financial back office and real estate management and maintenance areas, ensuring greater quality and speed in regard to the closure of results and reducing costs.

  Oracle - Retail – this tool is the basis for transforming the commercial management process (Future Retail Program), which has already set goals for the end of 2010 regarding inventory and stockout reductions, as well as the adoption of an integrated sales, margin and inventory plan. All of the stages planned for 2009, involving 150 people from the program itself and other business areas, were successfully carried out.

  DemandTec – this tool was fully implemented in the commercial area, generating impressive results in all optimizable areas by aligning pricing with category strategy, thereby improving product elasticity.

  Datacenter – IBM was selected to manage the Company’s data center, speeding up the expansion of infrastructure to support business growth while reducing expenses without investments and complying with Sox guidelines, thanks to Cobit, SAS70 and ITIL certification, as well as ensuring greater information security and operational contingency.

  Ponto Frio – We assumed the management of Ponto Frio’s IT system in September of 2009, in order to increase system availability for stores and distribution centers, reduce operating risks and speed up integration with our IT system.

Intellectual Property

We consider our brands to be one of our most valuable assets and have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado, Extra Fácil, Extra-Eletro, Pão de Açúcar, CompreBem, Sendas, Ponto Frioand Assaí) in terms of expectations, consumption patterns and purchasing power of the different income levels in Brazil.  We believe that Brazilian consumers associate with each of our banners a specific combination of products, services and price levels.

In Brazil, one can only acquire a brand by officially registering it with Instituto Nacional de Propriedade Industrial (National Industrial Property Institute), or INPI, which registers trademarks and patents.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a determined renewable period.

At December 31, 2009, our most important trademarks (Pão de Açúcar, Companhia Brasileira de Distribuição, Barateiro, Extra, Qualitá, CompreBem, Sendas, Taeq, Ponto Frio and Assaí, among others) were duly registered with INPI and we had approximately 2,314 other trademarks registered or in the process of being registered in Brazil.  We did not have any registered patents at December 31, 2009.

We own the following domain names, among others:  www.extra.com.br, www.paodeacucar.com.br, www.comprebem.com.br, www.assaiatacadista.com.br, www.pontofrio.com.br and www.sendas.com.br. Please note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad.  Foreign presence in the Brazilian retail food industry started with leading French retail food chain, Carrefour.  In the past decade, the U.S. chain Wal-Mart has also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry.  Thus, we believe the Brazilian retail food industry is highly competitive. Nonetheless this, supermarket penetration levels in Brazil, in terms of the number of supermarkets in terms to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some South American countries.

Recently, leading retail food companies, including our Company, have acquired various chains.  However, we believe that acquisition activities should slow down, since the major chains have already been purchased.  We also believe that future acquisitions will involve smaller stores.  Another recent trend in the retail food industry is the migration of large chains to smaller formats, such as neighborhood banners. We believe that hypermarkets should increase their share in the clothing, general goods, electronic products, furniture and construction materials markets as well as in other categories of non-food products, in order to take advantage of the growth in department stores and stores specializing in this segment in Brazil.

Despite operating in various Brazilian regions, the dimension, wealth and importance of the State of São Paulo drive the concentration of our stores into this market, with the State of Rio de Janeiro being the second largest consumer market for our operations.

Our competitors vary depending on the regional location of the stores. Our principal competitors in the State of São Paulo are Sonda, Pastorinho, Carrefour, Mambo, Futurama and Walmart. In Brasília, our principal competitors are Carrefour, Super Maia, Super Cei and Big Box. In the State of Rio de Janeiro, our principal competitors are Mundial, Guanabara, Prezunic and Zona Sul supermarkets.  In the States of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to GBarbosa and Bompreço.

The principal competitor of Extra hypermarket is Carrefour, which operates stores in the southeastern and southern regions of Brazil, and Walmart, which operates through various banners in the southeastern, northeastern and southern regions of Brazil.

Assaí chain competes with Atacadão, a wholesale chain with 34 stores purchased by Carrefour in 2007, Roldão, Tenda, Makro and Maxxi.

In the State of São Paulo, our CompreBem stores face strong competition from various smaller regional chains.  In the State of Rio de Janeiro, the main competitors of ABCCompreBem and Sendas are Guanabara, Prezunic, Zona Sul and Mundial.

In our other regional markets, we compete not only with the organized food retail sector, but also with various small and medium-sized chains, family companies and food retail businesses.

In the durable goods market, the principal competitors of our Extra Eletro and Ponto Frio stores are Magazine Luiza, Pernambucanas, Ricardo Eletro and Lojas Insinuante.

In relation to our food products e-commerce, our PA Delivery units are market leaders and do not face competition at the national level, however there are relevant competitors in local markets, such as Zona Sul, which has a higher market share than us in the city of Rio de Janeiro, Mercadorama, which belongs to the Walmart group, in Curitiba, and Sonda, in the city of São Paulo.

In non food products e-commerce our competitors are Brazilian and foreign companies. However, competition from foreign companies is irrelevant for this market. According to a study by Exame magazine in the beginning of March 2010, our electronic stores Extra.com.br and PontoFrio.com, and taking into account our business combination  with CasasBahia.com, now hold the second highest market share in this segment. Our competitors in this segment are B2W, the market leader, which owns Americanas.Com, Submarino and Shoptime, among others, Compra Fácil of the Hermes Group, Magazine Luiza, Walmart, Saraiva, Dell and Fast Shop.

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

As a result of significant inflation during long periods in the past, it was common practice in Brazil not to label individual items.  However, a recently enacted federal regulation established that products exposed to consumers must contain information about prices (for instance price tags, signs or bar codes which can be read with scanners) in order to facilitate the identification of prices of each product by the consumer.  Pursuant to these new rules, the pricing information must be physically attached or adjacent to the product.  When bar codes are used, the commercial establishment is required to provide easily accessible scanners.  We believe that we are in compliance with these new provisions in all material aspects.

The Brazilian Congress is discussing a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters on the relevant neighborhood.  The proposed regulation is intended to protect traditional family-owned retailers that have increasingly lost market share in Brazil to the larger chains and hypermarkets.  Regulations of this type already exist at the municipal level.  For example, governmental authorities in the city of Porto Alegre in the State of Rio Grande do Sul issued a city ordinance in January 2001 prohibiting the construction of food retail stores with a selling area greater than 1,500 square meters, which in May 2005, was amended as to increase from 1,500 to 2,500 squares meters the selling area of food retail stores.  Other jurisdictions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

Environmental Matters

In 2008, we initiated a new policy of sustainable operations by structuring our actions in a single manner, aligned with our goals and business, thus strengthening our sustainability practices, which are now measured and improved on a regular basis. We also incorporated sustainability into our operations company-wide, encompassing every sector of the organization. As a result, we created an internal working group and the Sustainable Development Committee, which is linked to our board of directors. The internal committee is organized by the socio-environmental responsibility area comprising representatives of different areas of our Company.

In 2002, we launched the “Caras do Brasil” (Faces of Brazil) program, which aims at enabling the selling of products made by small organizations and communities that demonstrate socio-environmental responsibility, but which would otherwise find it difficult to access large markets in which to trade their production. The program opens a sales channel for sustainable products and encourages conscientious consumption.

We offer approximately 1,000 sustainable items, including groceries, meat, fruit, greens and vegetables. The result of this type of product in our stores accounted for growth of 30% between 2008 and 2009, encouraging us to enhance these product lines in the years to come.

We have also adapted a program for tracking meat, fruit and vegetables, which enables us to offer products incorporating sustainable practices in their production process so as to ensure the health of our clients, proper treatment of livestock and environmental preservation.

In respect to environmental management, we have enhanced control of our consumption of water and energy resources, in addition to the volume of waste generated and proper disposal thereof. To that end we have installed flow reducers on the taps at most of our stores, so as to permit maximum efficiency in water usage, in addition to implementing daily monitoring of consumption at our stores located in the states of São Paulo, Rio de Janeiro and Brasília (which represent 70% of our total stores), in order to rapidly detect leaks. In the future we intend to adopt this control at our other stores. In regard to energy consumption, 26% of our consumption comes from renewable sources (43.4 10¹³ joules or 120,113,133 KWh), and this energy is acquired on the free electrical power market. This measure strengthens alternative energy production, reduces the environmental impact of electricity consumption and does not overload the national electricity transmission system.

In regard to gas emissions, our refrigeration systems (cold stores, air conditioning, refrigerators and freezers) use R-22 gas, a variation of refrigeration gas which is less damaging to the ozone layer, in substitution of R-12 gas. In our green store in Indaiatuba (the first sustainable concept store in Latin America), we use R-410 gas in the air conditioning system and R-404 gas in the refrigeration system, which have a minimum impact on the ozone layer and represent a new trend in refrigeration and air conditioning installations.

Five years ago we initiated the Top Log program to certify our suppliers who employ the best policies and practices in logistics and supply ascertained during the year. In 2009, as part of the development of this program, we included sustainability-related criteria in the Top Log evaluation, encouraging our suppliers to use less packaging and fuel and to make lower emissions, in addition to encouraging their involvement in actions intended to educate and disseminate responsible management.

In order to further contribute to sustainability we created teams for monitoring possible leaks in our refrigeration systems. Referred to as the Caça Vazamentos (Leak Busters), the program uses precise electronic detection equipment with minimum interference on the premises.

We also aim to rationalize resources, while our operations adopt measures to mitigate their impacts, such as:

Waste generation: On-going study of the waste generated in our stores, with the aim of identifying environmentally correct disposal methods, where the focus is on applying the concept of the 3 Rs – reduce, re-use, recycle. Based on this assumption, we have adopted actions that seek to optimize re-usage of our recyclable and organic garbage, thereby reducing the volume of material discharged in landfills. This study resulted in the application of a system in the Green Store at Indaiatuba, creating a volume of disposable garbage close to zero. The same system can be found in over 50 stores and is being adapted for the others, covering all our banners throughout Brazil.

Use of materials: Replacement of equipment or introduction of more efficient new technologies with lower consumption, especially lighting, compressors and air conditioning systems.

Grease trap: The application of a natural biological product for degrading organic compounds.

Recycling stations: A pioneering initiative in Brazil, the program first appeared in 2001 at the Pão de Açúcar banner in partnership with Unilever, and was expanded in subsequent years to the Extra banner in partnership with H2OH!, and CompreBem. The program seeks to make our clients aware of the importance of properly disposing of garbage, while also making available deposits for voluntary delivery of recyclable materials at our stores. In addition to reducing the environmental impact through correct disposal of garbage, this initiative benefits 33 garbage collection and recycling cooperatives while generating income for around 550 workers. At December 31, 2009, we had recycling stations at 110 Pão de Açúcar stores, 104 Extra stores and 11 CompreBem stores in 31 cities in the states of São Paulo, Ceará, Rio de Janeiro, Paraíba, Pernambuco, Piauí, Paraná and Goiás, in addition to the Federal District. Since this initiative began more than 40 thousand tons of garbage have been collected. The program also includes cooking oil, with monthly collection of over 10 thousand liters which are converted to biofuel, no longer contaminating rivers and springs.

Caixa Verde (Green Checkout): A program that enables our clients to dispose of packaging at the time of purchase, the first retail pre-consumption recycling program.

Re-usable bags: This encourages our clients to use plastic bags in a conscientious manner by offering re-usable bags in our stores while developing alternative programs, such as offering purchase vouchers (once a certain number of points is achieved) to clients participating in the Programa Mais (a loyalty scheme) and who use re-usable bags. In 2009, 315 thousand re-usable bags were sold at Pão de Açúcar stores, 540 thousand at CompreBem (one of the models being developed in partnership with Associação de Apoio à Criança Deficiente – (the Association for Children with Disabilities) or AACD), 180 thousand at Extra stores (with part of the income raised from sales being donated to Casa Hope, which supports children with cancer) and 190 thousand at CompreBem and Sendas stores in the São Paulo ABC region together. In 2010, clients will be able to choose between using their Programa Mais points as purchase vouchers, or converting them into donations to sustainable investments or in the social and environmental programs we are pursuing. Lastly, yet another initiative we have adopted for reducing the volume of plastic bags used in purchases at our stores involves the use of more resistant bags that take up to 6 kilos.

We currently do not incur any costs with environmental regulations compliance, notwithstanding those costs associated with the  the implementation of the sustainability practices described above (among them the construction of a green store in the Vila Clementino, city of São Paulo), resulting in expenditures of approximately R$30 million for the year ended December 31, 2009.

4C.          Organizational Structure

Companhia Brasileira de Distribuição conducts our operations.  We invest in subsidiaries primarily to acquire the share capital of other retail chains from third parties.  In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners.  All of our operations are conducted under the Pão de Açúcar, CompreBem, Sendas, Extra, Extra Eletro, Extra Fácil, Extra Supermercado and Assaí banners. The chart below displays a summary of our organizational structure:

For further information on our subsidiaries see note 1 to our financial statements included in this annual report.

4D.          Property, Plants and Equipment

We own 118 stores, eight warehouses and a part of our headquarters.  The remaining 962 stores and 20 warehouses we operate and the remainders of our headquarters are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 12 leases expiring by the end of 2010.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  At December 31, 2009, we leased 17 properties from members of the Diniz family and 61 stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Group. Our management believes that these leases are based on normal market conditions.  See “Item 7B. Major Shareholders and Related Party Transactions—Related Party Transactions—Leases” and note 19 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that is owned and leased at December 31, 2009:

	Owned		Leased		Total
	Number	Area (in square meters)	Number	Area (in squarer meters)	Number (*)	Area (in square meters)
Pão de Açúcar	30	40,954	115	152,371	145	193,325
Extra Hipermercados	25	163,809	78	567,380	103	731,189
Extra Eletro	2	2,671	45	25,231	47	27,902
Extra Supermercado	5	7,848	8	11,323	13	19,171
Extra Fácil	1	209	51	11,429	52	11,638
CompreBem	17	24,994	140	162,557	157	187,551
Sendas	4	5,729	64	117,334	68	123,063
Assaí	11	33,655	29	84,716	40	118,371
Ponto Frio	23	28,088	432	304,355	455	332,443
Warehouses	8	291,803	20	251,540	28	543,343
Headquarters	-	-	-	5,364	-	5,364

______________

(*)   23 of our stores have been subject to liens as a result of judicial proceedings.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our consolidated financial statements prepared in accordance with IFRS and the related notes and the other financial information included elsewhere in this annual report, with the exception of certain segment information prepared in accordance with Brazilian GAAP.

5A.          Operating Results

The following table demonstrates certain operation data at and for the year ended December 31, 2008 and 2009:

	At and for the Year Ended December 31,
	2008	2009(7)	2009(7)
Operating Data	(in millions of R$, except as indicated)		(in millions of US$, except as indicated
Employees at end of period	70,656	85,244	85,244
Total square meters of selling area at end of period	1,360,706	1,744,653	1,744,653
Number of stores at end of period:
Pão de Açúcar	145	145	145
CompreBem	165	157	157
Extra (1)	139	168	168
Extra Eletro	47	47	47
Assaí (6)	28	40	40
Sendas (2)	73	68	68
Ponto Frio (3)(7)	-	455	455
Total number of stores at end of period	597	1,080	1,080

Net sales revenues per employee (4):
Pão de Açúcar	229,076	262,276	150,647
CompreBem	325,737	335,961	192,970
Extra (1)	339,614	356,219	204,606
Extra Eletro	409,722	548,133	314,838
Assaí (6)	437,538	303,395	174,265
Sendas (2)	244,060	297,486	170,871
Ponto Frio (3)(7)	-	258,144	148,274
Average net sales revenues per employee	297,536	315,690	181,327

Net sales revenues by store format:
Pão de Açúcar	3,378	3,798	2,182
CompreBem	2,573	2,585	1,485
Extra (1)	9,120	10,406	5,977
Extra Eletro	295	386	222
Assaí	1,269	1,982	1,138
Sendas (2)	1,397	1,608	923
Ponto Frio (3)(7)	-	2,475	1,422
Total net sales	18,032	23,240	13,349

Average monthly net sales revenue per square meter (5):
Pão de Açúcar	1,481.1	1,637.2	940.4
CompreBem	1,085.4	1,148.7	659.8
Extra (1)	1,025.3	1,138.0	653.7
Extra Eletro	881.1	1,154.1	662.9
Assaí (6)	2,486.1	1,395.2	801.4
Sendas (2)	897.1	1,088.6	625.3
Ponto Frio (3)(7)	-	620.4	356.3
CBD average monthly net sales revenue per square meter	1,104.3	1,110.1	637.6

Average ticket amount:39
Pão de Açúcar	26.1	29.8	17.1
CompreBem	19.3	20.7	11.9
Extra (1)	43.7	48.5	27.9
Extra Eletro	299.1	346.6	199.1
Sendas (2)	21.9	24.2	13.9
Assaí (6)	78.9	74.5	42.8
Ponto Frio (3)(7)	-	618.4	355.2
CBD average ticket amount	32.6	41.2	23.6

Average number of tickets per month:
Pão de Açúcar	10,769,076	10,607,751	10,607,751
CompreBem	11,128,328	10,387,308	10,387,308
Extra (1)	17,406,079	17,886,223	17,886,223
Extra Eletro	82,185	92,908	92,908
Sendas (2)	5,315,750	5,537,072	5,537,072
Assaí (6)	1,340,148	2,218,159	2,218,159
Ponto Frio (3)(7)	-	333,487	333,487
CBD average number of tickets per month	46,041,566	47,062,907	47,062,907

______________

(1)   Includes 52 Extra Fácil convenience stores and 13 Extra Supermercado stores.

(2)   Sendas stores, which are part of Sendas Distribuidora.

(3)   We entered into an agreement to acquire Globex (Ponto Frio), in July, 2009. For further information on the acquisition of Globex (Ponto Frio) see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”

(4)   Based on the average of the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees at the end of each month in the period presented by 220 hours.

(5)   Calculated using the average of square meters of selling area on the last day of each of the months in the period.

(6)   In 2008, the figures were calculated based on the Assaí stores in operation under the Assaí banner.

(7)   Includes the result of operations of Globex (Ponto Frio) from July 1, 2009.

Brazilian Economic Environment

The Brazilian economy has experienced moderate growth during the last five years. According to the IBGE (Instituto Brasileiro de Geografia e Estatística), which uses a new methodology for national accounting, Brazil’s GDP grew 2.3% in 2005, 2.9% in 2006, 5.4% in 2007 and 5.1% in 2008. In 2009, however, Brazil’s GDP did not show growth and, in fact, declined. The decrease is a consequence of the worldwide economic downturn that commenced in the last quarter of 2008, generating a carry-over effect of 1.4% from 2008 for 2009. Even if Brazil’s GDP had sustained the same level of growth registered by the end of 2008 without further decreases, the GDP for 2009 would have decreased by 1.4% in comparison to 2008 due to the carry-over effect.

Consumer prices, as measured by the Broad Consumer Price Index, or the IPCA, published by the IBGE, registered an increase of 4.3% in 2009. Accordingly, growth in consumer prices was below the inflation target of 4.5% established by the National Monetary Council. In 2007 and 2008, the increase had been of 4.5% and 5.9%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale retail and home-building prices, decreased 1.44% in 2009, compared to increases of 9.1% in 2008 and 7.9% in 2007.

As a result of the deceleration of inflation and of the economic activity, the Central Bank decreased interest rates during 2009, and as a result, the SELIC rate - the Central Bank’s overnight lending rate - decreased from 13.67% to 8.65%, which is the lowest level experienced since the creation of the inflation target system in 1999. At June 15, 2010, the SELIC rate has increased to 10.15%.

Brazil ended the year of 2009 with a trade balance surplus of US$25.3 billion, compared to US$24.8 billion in 2008. Exports decreased by 22.7% to US$153.0 billion, while imports decreased by 26.2% to US$127.6 billion. Financial inflows into the country decreased significantly, with foreign direct investments of US$25.9 billion, compared to US$45.1 billion in 2008. Portfolio investments increased by US$46.7 billion in 2009 in comparison to the increase of US$6.3 billion in 2008. The good performance of external accounts allowed international reserves to increase by US$32.2 billion to a record level of US$239.1 billion.

The real appreciated against the U.S. dollar by 25.5% in 2009. The exchange rate on December 31, 2009 was R$1.74 to US$1.00. After the crisis in 2008, when the exchange rate reached R$2.50 to US$1.00, the appreciation trend that had been observed since 2004 was a consequence of the decrease in country risk. In the previous years, the exchange rate was R$1.77 to US$1.00 as of December 31, 2007 compared to R$2.14 to US$1.00 as of December 31, 2006 and R$2.34 to US$1.00 as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies. For further information on exchange rates, see “Item 3A. Selected Financial Data – Exchange Rate,” and “Item 3D. Risk Factors – Risks Relating to Brazil – Exchange rate instability may have a material adverse effect on the Brazilian economy and us.”

Factors Affecting our Results of Operations

The conditions that influence our sales are primarily the patterns of consumer purchases through the year and the effects on consumer disposable income of such factors as economic conditions, consumer confidence, level of employment and credit conditions.  We are primarily affected by the following factors:

•    performance of the Brazilian economy, including inflation rates, interest rates, Brazilian gross domestic product growth and growth in internal consumption;

•    our performance;

•    performance and position of the Brazilian retail food industry, such as the availability and price of merchandise and competition existing within the sector at the time; and

•    maintenance of conditions whereby individuals have access to credit.

The following table shows inflation, the change in real gross domestic product and the variation of the real against the U.S. dollar for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
	2009	2008	2007
Inflation (IGP-DI)(1)	(1.4)%	9.1%	7.9%
Inflation (IPCA)(2)	4.3%	5.9%	4.5%
Growth (contraction) in real gross domestic product	(0.2)%	5.1%	5.4%
Depreciation (appreciation) of the real vs. U.S. dollar	(25.5)%	31.9%	(17.2)%
Period-end exchange rate–US$1.00	R$ 1.741	R$ 2.337	R$ 1.771
Average exchange rate–US$1.00(3)	R$ 1.993	R$ 1.838	R$ 1.948

______________

Sources: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)   Inflation (IGP-DI) is the general price index measured by the Fundação Getúlio Vargas.

(2)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística, the official inflation rate index in Brazil and reference for inflation targets set forth by the Brazilian Monetary Council.

(3)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

Management strives to report the financial results of our Company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terms. The preparation of our Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty regarding these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying our Company’s accounting policies, management has made the following judgments, which have most significant effect on the amounts recognized in the consolidated financial statements:

Critical Accounting Policies

The key assumptions concerning the future and other sources of uncertainty related to our estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are:

Estimated impairment of goodwill:  The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3 to our financial statements for the year ended December 31, 2009 included in this annual report and International Accounting Standard (IAS) 36. The recoverable amounts of cash-generating units have been determined based on fair value and value-in-use calculations. These calculations require the use of estimates, see note 13 to our financial statements included in this annual report.

Income taxes:   Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

The Company has significant amounts of tax loss carry forwards. These losses do not expire and relate to subsidiaries that have tax planning opportunities available to support these balances.  For further information on deferred taxes, see note 23 to our financial statements included in this annual report.

Fair value of derivatives and other financial instruments:  Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. If there is no active market, then the market value is determined through valuation techniques.  These techniques include the use of recent market transactions between independent parties, benchmark to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

Share-based payments:  The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For more information on the  assumptions and models used for estimating fair value for share-based payment transactions see note 25 to our financial statements included in this annual report.

Business Combination

Globex (Ponto Frio) Acquisition

Globex (Ponto Frio) has been consolidated into our financial statements since July  7, 2009. The acquisition was accounted for under the acquisition method consistent with IFRS 3. We have not yet obtained a final valuation for the fair value of the net assets, in order to conclude the valuation of the goodwill related to the Globex (Ponto Frio) acquisition. We will conclude the collection of the necessary data required to complete the valuation of the fair value of the net assets acquired during 2010, consistent with the IFRS 3’s allocation period of 12 months to complete the purchase price allocation. The provisional purchase price allocation is based on an initial balance under IFRS. We do not expect significant changes in the valuation of accounts, with the exception of the valuation of property and equipments and the identification of intangibles.

For more information on acquisition of Globex (Ponto Frio) see “Item 4A. Information on the Company—History and Recent Development of the Company— Acquisition of Globex (Ponto Frio)” and see note 15 to our financial statements included in this annual report.

2009 Overview

Despite the financial market wariness in the beginning of 2009, we began the year with real growth in same-store sales, higher customer traffic and an increase in the average ticket. These indicators continued to increase throughout the year.

In 2009, we exceeded all of our annual guidance targets, excluding Globex’s (Ponto Frio) operations. Gross sales totaled R$23.3 billion (guidance was greater than R$23.0 billion); same-store sales increased by 4.5% in real terms (guidance real growth in excess of 2.5%).

Including the acquisition of Globex (Ponto Frio) in July 2009, we finished the year with nominal gross sales of R$26.2 billion, a 25.7% increase as compared to 2008. We also gained market share, mainly in non-food sales, which recorded same-store growth of 13.5%.

We also strengthened our position in the non-food segment through two important initiatives; the acquisition of Globex (Ponto Frio) and the business combination  with Casas Bahia. These transactions complemented our positioning in the durable goods segment, allowing us to serve consumers from across the income spectrum. In addition, we broadened our knowledge of the segment, capturing synergies, pursuing service excellence and offering a series of benefits to consumers, including greater product assortment, more attractive prices and easier access to credit.

The synergies captured so far from the acquisition of Globex (Ponto Frio) are above initial expectations, representing gains in several areas, including information technology, logistics, marketing, purchasing and the granting of credit. In addition, the Brazilian government’s initiatives to increase sales of durable goods, including the IPI (Federal VAT) tax on white goods and furniture and the adoption of the ICMS (state VAT) tax substitution regime, where ICMS previously recorded as recoverable by the Company becomes part of the Company’s costs as a result of the Company not having to pay ICMS on the sale of its products, have enabled greater formalization of the segment, leading to fairer competition.

Our non-food operations will be further strengthened by the integration and segmentation of Ponto Frio and Extra’s and e-commerce operations, which we expect will create a business with annual turnover of more than R$1.0 billion.

Other annual highlights included the acquisition of the remaining 40% of Assaí, which should lead to greater dynamism and further synergies in 2010.

Results of Operations for 2009 and 2008

Results of the operating segments are presented in Brazilian GAAP, the measure used by management in evaluating the performance of and strategy for the three segments listed below. Financial data prepared in accordance with IFRS and Brazilian GAAP is not comparable. See note 31 to our financial statements included in this annual report for a description of the key differences between IFRS and Brazilian GAAP.

Segments
	At December 31, 2009
Statement of operations data	Retail	Cash & Carry	Electronics and Home Appliances (Globex - Ponto Frio) (1)	Elimination(2)	IFRS Adjustments	Total in IFRS

Net sales revenue	18,787.6	1,981.8	2,484.7	-	(13.6)	23,240.5
Gross profit	5,011.5	291.3	457.5	-	(13.6)	5,746.7
Depreciation and amortization	(415.9)	(12.1)	(26.0)	-	(7.6)	(461.6)
Operating profits	944.2	39.5	(72.4)	-	119.0	1,029.9
Financial income	239.7	1.4	10.6	-	38.7	290.4
Financial expenses	(475.1)	(10.6)	(50.6)	-	(53.9)	(590.2)
Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	733.2	30.3	(110.0)	(9.3)	94.0	738.2
Income and social contribution taxes	(95.7)	(14.3)	103.6	-	(89.5)	(95.9)

______________

(1)   Includes the result of operations of Globex (Ponto Frio) beginning from July 1, 2009.

(2)   Accounts for inter-company transactions.

Segments
	At December 31, 2008
Statement of operations data	Retail	Cash & Carry	Electronics and Home Appliances (Globex - Ponto Frio)	Elimination(1)	IFRS Adjustments	Total in IFRS
Net sales revenue	16,770.3	1,262.8	-	-	(1.1)	18,032.0
Gross profit	4,558.7	194.9	-	-	(1.1)	4,752.5
Depreciation and amortization	(599.4)	(5.3)	-	-	162.0	(442.7)
Operating profit	663.5	43.3	-	-	136.0	842.8
Financial income	291.0	1.1	-	-	-	292.1
Financial expenses	(604.0)	(4.9)	-	-	(14.8)	(623.7)
Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	379.3	39.5	-	(25.9)	117.8	510.7
Income and social contribution taxes	(97.4)	(13.6)	-	-	(36.2)	(147.2)

(1)   Accounts for  inter-company transactions.

The following table presents the consolidated results of operation in accordance with IFRS, as included our financial statements.

Consolidated
Results of Operation	At and for the Year Ended December 31,
	2009 (1)%		2008	%
Net sales revenue	23,240.5	100.0	18,032.0	100.0
Cost of sales	(17,493.8)	(75.3)	(13,279.5)	(73.6)

Gross profit	5,746.7	24.7	4,752.5	26.4
Selling, general and administrative expenses	(4,176.3)	(18.0)	(3,447.9)	(19.1)
Depreciation and Amortization	(461.6)	(2.0)	(442.7)	(2.5)
Other operating expenses, net	(77.8)	(0.3)	(19.1)	(0.1)
Operating profit	1,030.3	4.4	842.8	3.6
Financial income	290.4	1.2	292.1	1.6
Financial expense	(590.2)	(2.5)	(623.7)	(3.5)
Equity	7.0	0.0	(0.5)	0.0

Income before income and social contribution taxes and employees' profit sharing and noncontrolling interest	738.2	3.2	510.7	2.8

Income tax (expense) benefit:
Current	(68.1)	(0.3)	(36.3)	(0.2)
Deferred	(27.8)	(0.1)	(110.9)	(0.6)
Employee profit sharing	(32.5)	(0.1)	(22.2)	(0.1)
Net income	609.8	2.6	341.3	1.9
Attributable to equity holders of the parent	609.0	2.6	341.3	1.9
Attributable to noncontrolling interest	0.8	0.0	0.0	0.0

______________

(1)   Includes the result of operations of Globex (Ponto Frio) beginning from July 1, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Consolidated

Net sales revenue.  Net sales revenue increased by 28.9%, or R$5,208.5 million, from R$18,032.0 million in 2008 to R$23,240.5 million in 2009, as explained below. Our same stores sales increased by 12.7% in the period.

•     Traditional retail segment (includes the banners Pão de Açúcar, CompreBem, Sendas, Extra and Extra Eletro) net sales revenue increased due to the consolidation of our new marketing program (sales pillars) which was implemented into our operations in 2008. This program focuses on increasing the assortment of products in our stores, improving negotiating strategies to attain better prices from our suppliers, increasing advertising and offering improved service. Our same stores sales in the traditional retail segment increased by 12.5% in the period due to growth resulting from the good sales performance of both food and non-food products and an increase in credit availability and good payment conditions.

•    Cash & Carry segment (Assaí) net sales revenue increased due to the opening of seven new stores and the conversion of five existing stores into the Assaí format, most of which are in Rio de Janeiro, due to this format’s low investment and high return characteristic. Our same stores sales in the cash and carry segment increased by 14.7% in the period, driven by the optimization of over the counter sales.

•    Electronics and Home appliances segment (Globex - Ponto Frio) net sales revenue totaled R$2,484.7 million in 2009. The acquisition of Globex (Ponto Frio) took effect for accounting purposes on July 1, 2009, increasing our net sales.

Gross Profit increased by 20.9%, or R$ 994.2 million, from R$4,752.5 million in 2008 to R$5,746.7 due to more advantageous negotiations with suppliers, the consolidation of a more profitable product mix, including seasonal products and  the increased participation of Assaí and Ponto Frio in our sales.

Selling, General and Administrative Expenses increased by 21.1%, or R$728.4 million, from R$3,447.9 million in 2008 to R$4,176.3 million in 2009 due to the consolidation of Globex’s (Ponto Frio) selling, general and administrative expenses and our overall growth, but it remained below the net sales revenue increase of 28.9% as a result of continuing efforts to control expenses.

Depreciation and Amortization increased by 4.3%, or R$18.9 million, from R$442.7 million in 2008 to R$461.6 million in 2009 primarily due to the acquisition of Globex (Ponto Frio) in July of 2009, which added 455 stores to our Group.

Other operating expenses, net increased by 307.3%, or R$58.7 million, from R$19.1 million in 2008 to R$77.8 million in 2009 due to the exclusion of un-realizable tax write-offs resulting from changes in Brazilian tax legislation amounting to R$359.0 million, the net effect of the tax installment program (REFIS) in the amount of R$342.6 million, see “Item 8A.  Consolidated Statements and Other Financial Information —Legal Proceeding —Federal Tax Installment Payment Program (REFIS)” and business combination expenses amounting to R$76.0 million, offset by R$600.0 million in revenue as a result of the renegotiation of the FIC association agreement with Itaú Unibanco, see “Item 4A.  History and Development of the Company —Restructuring of our Association with Itaú Unibanco” and the reversal of provision for contingencies in the amount of R$107.5 million.

Financial Income decreased by 0.6%, or R$1.7 million, from R$292.1 million in 2008 to R$290.4 million in 2009 due to a reduction in net debt resulting in less interest to be paid and lower CDI interbank rate.

Financial Expenses increased by 5.7%, or R$33.5 million, from R$590.2 million in 2008 to R$623.7 million in 2009 as a result of the interest due to the increased volume of discounts on receivables.

Equity increased from R$(0.5) million in 2008 to R$7.0 million in 2009. On September 30, 2009, FIC took over the management of Banco Investcred – BINVI, Globex’s (Ponto Frio) financing arm, aiming to boost Ponto Frio’s sales and increase profitability through the adoption of a strict credit policy and differentiated payment conditions, as well as the pursuit of synergies. The increase was mainly due to initiatives implemented throughout 2008, which generated important portfolio gains, kept default under control thanks to a rigorous credit granting policy and led to a differentiated positioning in regard to the competition.

Income (Expense) Before Income Taxes, Employee Profit Sharing and Noncontrolling Interest increased by 44.6%, or R$227.6 million, from R$510.7 million in 2008 to R$738.3 million in 2009 due to our strategy of expanding our participation in new businesses and growing in a sustainable manner, while retaining firm control over expenses and investing in competitive prices to leverage sales as well as ensuring cash margin gains.

Income Tax Benefits (Expense) decreased by 34.9%, or R$51.3 million from R$(147.2) million in 2008 to R$(95.9) million in 2009 due to the partial inclusion of some lawsuits in the Tax Installments Program of Law 11,941/09. This Law, among others, amends the federal tax laws related to the tax debt payment by installments, granting a reduction of fines and interest rates in specific cases. This decision was made to reduce the Company’s tax exposure, with the benefit of reducing fines and interest rates, and implementing a financing plan of up to 180 months. The law also allows that remaining tax losses and judicial deposits related to lawsuits to be included in the installment program and deducted from the outstanding balance to be paid in installments.

Employee Profit Sharing increased by 46.4%, or R$10.3 million, from R$22.2 million in 2008 to R$32.5 million in 2009 due to a change in our profit sharing plan, in which, some employees in positions below management, such as coordinators, supervisors and specialists began to benefit from profit sharing.

Net Income increased by 78.7%, or R$268.6 million, from R$341.3 million in 2008 to R$609.8 million in 2009 due to the factors discussed above.

Segment Information

Results of the operating segments are presented in Brazilian GAAP, the measure used by management in evaluating the performance of and strategy for the three segments listed below. Financial data prepared in accordance with IFRS and Brazilian GAAP is not comparable. See note 31 to our financial statements included in this annual report for a description of the key differences between IFRS and Brazilian GAAP.

Retail Segment

At December 31, 2009, our retail segment was comprised of the banners Pão de Açúcar, Comprebem, Sendas, Extra and Extra Eletro.

Net sales revenue increased by 12.0%, or R$2,017.3 million, from R$16,770.3 million in 2008 to R$18,787.6 million in 2009.  Among the factors that accounted for this performance was the consolidation of the sales strategy introduced into our daily activities in 2008 which focused on assortment, pricing, communication and services. Our group’s solid capital structure also played a crucial role in increasing our market share.

Gross profit increased by 9.9%, or R$452.8 million, from R$4,558.7 million in 2008 to R$5,011.5 million in 2009 due to the increase in sales as a result of the opening of new stores.

Depreciation and amortization decreased by 30.6%, or R$183.5 million, from R$599.4 million in 2008 to R$415.9 million in 2009 due to the non-amortization of goodwill as from 2009 in compliance with Law 11,638/07 and to the decrease in amortization related to improvements on the property of third-parties and the renewal of leasing contracts resulting in less investments being amortized over the leasing contract period.

Operating profit  increased by 42.3%, or R$280.7 million, from R$663.5 million in 2008 to R$944.2 million in 2009 due to higher sales and a decrease in operating expenses due to more strict budget control.

Financial expenses decreased by 21.3%, or R$128.9 million, from R$604.0 million in 2008 to R$475.1 million in 2009 as a result of a decrease in CDI interest rate, which represents our biggest exposure, from 12.3% in the end of 2008 to 9.8% in the end of 2009 and a decrease in the interest received in the amount of R$15 million.

Financial income decreased by 17.6%, or R$51.3 million, from R$291.0 million in 2008 to R$239.7 million in 2009 due to a decrease in CDI interest rate, which represents our biggest exposure, from 12.3% in the end of 2008 to 9.8% in the end of 2009.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest  increased by 93.3%, or R$353.9 million, from R$379.3 million in 2008 to R$733.2 million in 2009 due to higher operating profit and decrease in expenses due to strict budget control.

Income and social contribution taxes decreased by 1.7%, or R$1.7 million from R$97.4 million in 2008 to R$95.7 million in 2009 due to the changes resulting from Law No. 11,941/09 relating to REFIS (tax paid in installments) which resulted in certain incomes not being subject to taxation.

Cash & Carry Segment

At December 31, 2009, our Cash & Carry segment was comprised of the Assaí banner.

Net sales revenue increased by 56.9%, or R$719.0 million, from R$1,262.8 million in 2008 to R$1,981.8 million in 2009 principally due to the inauguration of seven new stores and the conversion of five existing stores into the Assaí format, most of which were in Rio de Janeiro, in a format that is characterized by low investment and high returns.

Gross profit increased by 49.5%, or R$96.4 million, from R$194.9 million in 2008 to R$291.3 million in 2009 due to an increase in sales and opening of new stores and as a result of improved negotiations with suppliers and gains in economies of scale.

Depreciation and amortization increased by 128.3%, or R$6.8 million, from R$5.3 million in 2008 to R$12.1  million in 2009 due to the opening of new stores in 2009.

Operating profit  decreased by 8.8%, or R$3.8 million, from R$43.3 million in 2008 to R$39.5 million in 2009 due to the inauguration of seven new stores and the conversion of five existing stores into the Assaí format, most of which were in Rio de Janeiro. Although these units recorded higher sales while maintaining total operating expenses, they have not yet reached maturity.

Financial expenses increased by 116.3%, or R$5.7 million, from R$4.9 million in 2008 to R$10.6 million in 2009 due to the increase of finance leases.

Financial income increased 27.3% or R$0.3 million, from R$1.1 million in 2008 to R$1.4 million in 2009. It remained almost stagnant due to the Company not investing any funds principally due to the reinvestment of funds into opening new stores.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest  decreased by 23.3%, or R$9.2 million, from R$39.5 million in 2008 to R$30.3 million in 2009 due to the increase in the number of employees, and due to the new stores not having reached their expected levels of profitability as a result of not having reached their maturity period.

Income and social contribution taxes increased by 5.1%, or R$0.7 million from R$13.6 million in 2008 to R$14.3 million in 2009.

Electronics and Home Appliances Segment

At December 31, 2009, our Electronics and Home Appliances Segment was comprised of the banner Ponto Frio, including the web site pontofrio.com.

Net sales revenue totaled R$2,484.7 million as from July 1, 2009, when the acquisition of Globex (Ponto Frio) took effect for accounting purposes, factors that contributed to the net sales revenue were result of the Christmas campaign carried out jointly with GPA, which mobilized the commercial, operational and logistics areas, ensuring more competitive promotions, as well as greater media presence throughout Brazil and (differentiated consumer payment conditions during the Christmas season. Our opportunities to implement some synergies, as well as, efficiency gains still exist.

5B.          Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from operating cash flows, loans obtained from the Brazilian National Bank for Economic and Social Development, or BNDES, issuances of debentures and loans from banks.  In addition, we fund our working capital needs through a receivables securitization investment fund (PAFIDC).

At December 31, 2009, we had R$2,341.9 million in cash and cash equivalents.  We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond to short-term liquidity requirements.

Our main cash requirements include:

•      the servicing of our indebtedness;

•      capital expenditures, including the construction and remodeling of new stores and investments in our infra-structure;

•      consumer credit;

•      acquisitions of other supermarket chains; and

•      distribution of dividends and interest on shareholders’ equity.

Our primary sources of liquidity have historically been cash flows from our operating activities and borrowings.  Net cash from operating activities was R$1,842.8 million in 2009 and R$1,256.0 million in 2008.  Net cash provided by (used in) financing activities was R$(1,636.8) million in 2009 and R$484.7 million in 2008 (after payment of R$109.2 million in dividends).  In 2009, these cash flows were primarily used for investments in the capital expenditures program, totaling R$1,631.8 million.

At December 31, 2009, our total outstanding debt was R$4.112.3 million, consisting of:

•      R$3,311.5 million in real-denominated loans,

•      R$800.1 million in U.S. dollar-denominated debt, and

•      R$0.7 million in debt linked to a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.

At December 31, 2009, R$800.1 million of our debt was U.S. dollar denominated.  In addition, we have R$0.7 million of debt in favor of BNDES that is linked to a basket of foreign currencies, for which we have swap agreements to mitigate foreign currency risk.  During the last years we have adopted a treasury policy to manage financial market risk, principally by entering into swaps into reais for more than 95% of our U.S. dollar-denominated liabilities.  We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, under which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate.  The reference amounts and maturity periods of these swaps normally correspond to the original U.S. dollar-denominated loan.  This policy protects us against losses resulting from currency devaluations.

We may in the future enter into cross-currency swap agreements and other swap transactions designed to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

Total debt at December 31, 2009 increased by 20.0% or R$685.1 million, from R$3,427.2 million in 2008 to R$4,112.3 million in 2009.  Our most significant debt was incurred in connection with the acquisition and construction of new stores, and with the remodeling of the existing stores. Our cash interest expense was R$209.3 million in 2009 and R$318.0 million in 2008.

We have entered into five lines of credit agreements with BNDES, which are either denominated in reais and subject to indexation, based on the TJLP plus an annual spread, or are denominated based on a basket of foreign currencies to reflect BNDES’ funding portfolio, plus an annual spread.  Amortizations will be in monthly installments after a grace period.  BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains.  For more information regarding our lines of credit with BNDES, see note 16(b) to our financial statements included in this annual report.

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

We issued a number of non-convertible debentures between 1997 and 2009, some of which have since been converted into our non-voting preferred shares. At December 31, 2009, there were 777,965 debentures in circulation.

On March 1, 2007, the shareholders approved the sixth issuance and public placement of debentures in Brazil.  We received proceeds equivalent to R$779.6 million, for 77,965 non-convertible debentures issued as the first (54,000) and second (23,965) series of the sixth issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 0.5%, which is payable semi-annually.  The principal amount will be repaid in three equal installments on March 1, 2010, 2011 and 2012.

On June 15, 2009, the shareholders approved the seventh issuance and public placement of debentures in Brazil.  We received proceeds equivalent to R$200 million, for 200 non-convertible debentures issued as the first  series of the seventh issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 19% which is payable on the maturity date.

On December 4, 2009, the shareholders approved the eighth issuance and public placement of debentures in Brazil.  We received proceeds equivalent to R$500 million, for 500 non-convertible debentures issued as the first series of the eighth issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 9.5%, payable on the thirty-sixth month after the issue date and annually thereafter.

At December 31, 2009, we had 777,965 non-convertible debentures outstanding, totaling R$1,500.7 million.  We are required to comply with the following negative covenants:  (i) net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; and (ii) maintenance of a ratio between net debt and EBITDA less than or equal to 3.25.

For more information on our non-convertible debentures, see note 36(b) to our financial statements included in this annual report.

On September 19, 2003, we concluded the structure of Pão de Açúcar Fundo de Investimento em Direitos Creditórios, or PAFIDC, a receivables securitization fund, with a term of duration until 2012. In 2008, we transferred to PAFIDC customer credit financing and accounts receivable from credit card companies, in securitization transactions totaling R$9,051.2 million in 2009 and R$8,057.1 million in 2008.  The outstanding balance of these receivables at December 31, 2009 was R$1,125.8 million and R$983.5 million in 2008.  For all securitizations, we retained servicing responsibilities and subordinated interests.  The default credits will be collected by PAFIDC’s administrator, which will be assisted by our collection department. We do not receive fees for collection services.  The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due.  As defined in the agreement between us and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us.  PAFIDC is consolidated into our financial statements.

In 2009, our capital expenditures totaled R$1,631.8 million.  These investment projects were financed primarily with our operating cash flow and, to a lesser extent funded by third parties.  Our capital expenditures were R$488.3 in 2008.  For specific use of our capital expenditures in 2009, see “Item 4A. Information on the Company — History and Development of the Company — Capital Expansion and Investment Plan.”

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

5D.          Trend Information

Based on our strong performance and strategic acquisitions in 2009, we expect 2010 to be a year of continued growth for the Company, allowing us to substantially accelerate our organic expansion plan based on a solid capital structure.

We have in 2009 approved our biggest ever three-year investment plan, totaling approximately R$5 billion through 2012, most of which we intend to allocate to the opening of new stores. In particular, we will be investing in Assaí, Extra Fácil and Extra Supermercado formats, which we expect will contribute to stronger returns to us.

We believe we are well positioned and prepared to maintain our growth targets. Our investment plan reflects the positive outlook for the Brazilian economy and confirms our commitment to the creation of jobs and the development of the country as a whole. While we will preoritize organic growth through the inauguration of new stores, we will also remain alert to any opportunities for strategic acquisitions that will result in operational synergies, leverage the return on invested capital and create value for our shareholders.

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

5F.          Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2009:

	Payment Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of reais)

Long-term debt	2,488.7	471.6	2,010.6	6.5	-
Debentures	1,500.8	19.4	821.5	659.9	-
Estimated interest payments (1)	153.7	130.3	23.4	-	-
Taxes, other than on income	1,264.2	58.6	160.7	160.7	884.1
Financial Leasing	122.9	38.7	40.0	5.3	38.9
Operating lease (2)	4,119.3	467.0	734.0	734.0	2,184.3
Total contractual obligations	9,649.6	1,185.6	3,790.2	1,566.4	3,107.3

______________

(1)   Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts.  Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate at December 31, 2009.  However, our long- term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.

(2)   Operating leases include minimum rental obligations.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

Board of Directors

Our board of directors is currently composed of the following members:

Name	Position	Since
Abilio dos Santos Diniz	Chairman	2003
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003
João Paulo Falleiros dos Santos Diniz	Director	1999
Pedro Paulo Falleiros dos Santos Diniz	Director	2003
Geyze Marchesi Diniz	Director	2005
Jean-Charles Henri Naouri	Director	2005
Candido Botelho Bracher	Director	2005
Fábio Schvartsman	Director	2007
Guilherme Affonso Ferreira	Director	2008
Jean Louis Bourgier	Director	2009
Antoine Marie Remi Lazars Giscard D’Estaing	Director	2009
Pedro Henrique Chermont de Miranda	Director	2009
Arnaud, Daniel, Charles, Walter, Joachim Strasser	Director	2010
Ulisses Kameyama	Director	2010

Mr. Abilio dos Santos Diniz is the chairman of our board of directors since 2003.  His professional career was entirely dedicated to the Pão de Açúcar Group, from his initial position as sales manager to the position he currently occupies.  He was responsible for our Company’s major business upturn and, as chief executive officer, promoted the implementation of corporate governance policies and management professionalization.  Since 1999, he is also a member of the board of directors of the Casino Group.  Mr. Diniz is one of the founders of the São Paulo Supermarket Association (Associação Paulista de Supermercados), or APAS, and ABRAS.  He was also member of the Brazilian Monetary Council for ten years.  He is currently a member of the Federal Government Economic and Social Development Council.  Mr. Abilio Diniz holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and has attended Columbia University in New York and the University of Ohio in Dayton.

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

Mr. João Paulo Falleiros dos Santos Diniz is a member of our board of directors since 1999.  Mr. João Paulo Diniz started his career in the Company in 1985 and was director of development and new business and director responsible for our affiliated companies and international division.  Mr. Diniz holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and has attended the London Business School.  Mr. João Paulo Diniz is the son of Mr. Abilio Diniz.

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

Mr. Fábio Schvartsman is a member of our board of directors since 2007.  Mr. Schvartsman was the chief executive officer of Telemar Participações and member of the board of directors of the companies Telemar Norte Leste, Contax Participações S.A. and Gafisa S.A, where he was also the president of their audit committee.  Mr. Schvartsman is still a member of Signatura Lazard, San Antonio Internacional do Brasil, Duratex and Hospital Israelita Albert Einstein. He is also the founder and president of FSCH Assessoria. Mr. Schvartsman was the chief financial officer and a member of the board of directors of Ultrapar Participações S.A. until April of 2007. Mr. Schvartsman has a degree in Engineering and has post-graduation degrees in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Business Administration from Fundação Getúlio Vargas.

Mr. Guilherme Affonso Ferreira is a member of our board of directors since 2008.  Mr. Ferreira is the Chief Executive Officer of Bahema Participações S.A and is also member of the board of directors of Eternit, Signatura Lazard, Rio Bravo Investimentos and Tavex. Mr. Ferreira holds a degree in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Economics and Politics from Macalester College.

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

Mr. Antoine Marie Remi Lazars Giscard D’Estaing is a member of our board of directors since 2009.  Mr. D’Estaing is the financial director of the Casino Group.  He was previously financial, strategy and IT director of the Danone Group, and more recently, partner at Bain & Company.  Mr. D’Estaing holds a degree in administration from the HEC Business School and the École Nationale d’Administration.

Mr. Pedro Chermont de Miranda is a member of the board of directors since 2009.  Mr. Miranda was the chairman of the board of directors of Casa Show S.A. and CIO and trustee of the main funds of IP Participações, in addition to having participated in the boards of directors of Globex (Ponto Frio), Ponto Frio.com, Mills Andaimes Tubulares do Brasil S.A. and Rossi Residencial S.A. He graduated in Mechanical Engineering from the Pontifícia Universidade Católica of the State of Rio de Janeiro.

Mr. Arnaud, Daniel, Charles, Walter, Joachim Strasser is a member of the board of directors since 2010.  Mr. Strasser has worked for the Casino Group since 2007 and was the development and equity interests officer, having previously been responsible for the international development department and was an advisor to the presidency. Mr. Strasser worked in the Cabinet of the Prime Minister of France in 2005 as Mission Head, and in the Cabinet of Renaud Dutreil, French Minister of Companies and Trade, from 2005 to 2007, as special advisor. He was also a member of the board of directors of Almacenes Exito (Colombia), Big C (Thailand) and Super de Boer (Holland), as well as a member of the executive committee of the Casino Group (France).

Mr. Ulisses Kameyama is a member of the board of directors since 2010. Mr. Kameyama has worked for the Casino Group since December 2005 and was the development and equity interests officer for Latin America, having previously been a senior member of the development and equity interests team. He has also worked as an  investments analysis officer at Brasil Telecom S.A. and as an officer at Rothschild Investment Bank. He graduated in Production Engineering from the Federal University of Rio de Janeiro – UFRJ.

Executive Officers

The following table sets forth the name, position and the year of election of each of our executive officers.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected
Enéas César Pestana Neto	Chief Executive Officer	2010
José Roberto Coimbra Tambasco	Executive Vice-President of Retail Business	2010
Hugo Antonio Jordão Bethlem	Executive Vice-President of Corporate Relations	2010
Antonio Ramatis Fernandes Rodrigues	Executive Vice-President of Commercial Strategy	2010
Claudia Elisa de Pinho Soares	Executive Vice-President of Market Strategy	2010
José Antônio de Almeida Filippo	Corporate, Finance and IT Services Officer	2010
Caio Racy Mattar	Executive Vice-President of Specialized Businesses	2010
Sylvia de Souza Leão Wanderley	People and Management Officer	2010
Marcelo Lopes	Supply Chain Officer	2010
Paulo Gualtieri	Commercial Food and Loss Prevention Officer	2010
Daniela Sabbag	Investor Relations Officer	2006

Mr. Enéas César Pestana Neto has been our Chief Executive Officer since 2010. Mr. Pestana began his career with us in 2003, as an Administrative Officer and was our CFO and COO before becoming our CEO.  He was the Vice-President of Laboratório Delboni Auriemo and has worked for GP Investimentos and Carrefour.  Mr. Pestana holds a degree in Accounting from Pontifícia Universidade Católica de São Paulo – PUC and specialization degrees in controlling, finance, leadership and management from national and international institutions.

Mr. José Roberto Coimbra Tambasco is our  Executive Vice-President of Retail Business.  Mr. Tambasco began his career with us in 1979 and since then, has worked as our Administration Trainee,  Sales Assistant, Sales Manager, Commercial Manager, Commercialization Officer, Operations Officer, Supermarket Division Officer, Pão de Açúcar Unity Officer, Commercial,Operational and Marketing Vice-President. He has been our executive officer since 2003 and has a degree in Business Administration from Fundação Getúlio Vargas.

Mr. Hugo A. Jordão Bethlem is our Executive Vice-President of Corporate Relations.  Mr. Bethlem began his career with us in 2001 and since then has worked as our Commercialization Officer, Commercial Officer, executive Officer of CompreBem and Sendas unities and Supply Chain and IT Vice-President. Mr. Bethlem was the Commercial Officer of DiCicco, Jerônimo Martins, Parque Temático Play Center and Carrefour.  Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas – FMU and has a post-graduate degree in Administration from Cornell University and has been our executive officer since 2003.

Mr. Antonio Ramatis Fernandes Rodrigues is our Executive Vice-President of Commercial Strategy.  Mr. Rodrigues was the Commercial and Marketing vice-chairman of Grupo Bom Preço, the Commercial and Logistics vice-chairman of Grupo Sonae and the Commercial vice-chairman of C&A. Mr. Rodrigues has a degree in engineering from Fundação Armando Álvares Penteado – FAAP and holds a master degree in business administration from Universidade de São Paulo.

Mrs. Claudia Elisa de Pinho Soares is our Executive Vice-President of Market Strategy.  Prior to joining our Company, she worked for Ambev for 17 years in managerial and director positions in Human Resources, Finance, Distribution and Logistics, and she also worked for Laticínios Morrinhos (Leitbom) as Director of Finance, IT and Human Resources.  Mrs. Soares holds a degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro – PUC, an MBA in General Management from INSEAD and in Human Resources from FIA – University of São Paulo – USP.

Mr. Jose Antônio Almeida Filippo has been our Corporate, Finance and IT Services Officer since 2010. Prior to joining our Company in 2010, he worked for Gafisa S.A, Reinolds LATASA and Ingersoll-Rand in various executive financial positions. From 2004 until prior to joining us in 2010 he was Vice President of both Finance and Investor Relations at CPFL Energia. Mr. Filippo graduated from the UFRJ with a degree in civil engineering, earned a finance post-graduate degree at IAG/PUC-RJ, and a specialization in management from IBMEC and Harvard Business School.

Mr. Caio Racy Mattar is our Executive Vice-President of Specialized Businesses.  He previously served as a member of the executive office of Reúne Engenharia e Construções Ltda. and he is also a member of the board of directors of Paramount Lansul S.A. Mr. Mattar has an engineering degree from Instituto de Engenharia Paulista and has attended the London Business School.  Mr. Mattar began his career with us in 1993 and has been our executive officer since 1995.

Mrs. Sylvia de Souza Leão Wanderley is our People and Management Officer.  In 2000, Mrs. Leão began working at our Company as a commercial director and she has been an executive officer at our Company since 2008.  Prior to joining our Company, she worked as a Commercial and Marketing Director for Wal Mart and has also worked for Mesbla.  Mrs. Leão has a degree in Social Communications from FACHA and an Executive MBA from UFRJ.

Mr. Marcelo Lopes has been our Supply Chain Officer since 2010. Mr. Lopes has worked for us since 2001, operating in the logistics and supply chain areas. He worked at São Paulo Alpargatas, operating in the industrial and commercial areas. He graduated in Business Administration from Unicapital and took specialization courses at Coppead and Fundação Getúlio Vargas.

Mr. Paulo Gualtieri has been our Commercial Food and Loss Prevention Officer since 2010. Mr. Paulo Gualtieri has worked for us since 1989, in the operations, commercial and the information technology areas.  He graduated with an Economics degree from the Pontifícia Universidade Católica of the State of São Paulo, holds a graduate degree in Industrial Marketing from Mackenzie University and concluded an MBA at Fundação Getúlio Vargas.

Ms. Daniela Sabbag is our Investor Relations Officer.  Ms. Sabbag has worked in our Investor Relations area since 2000, and in recent years was the Investor Relations Manager.  Ms. Sabbag has a degree in business administration and holds an MBA from Fundação Getúlio Vargas, with supplementary courses and post-graduate studies in business administration from Fipecafi at the Universidade de São Paulo.  Previously, Ms. Sabbag worked at Deutsche Bank and at Sé Supermercados.  Ms. Sabbag began her career with us in 2000 and has been our executive officer since 2006.

6B.          Compensation

For the year ended December 31, 2009, the aggregate compensation paid in cash to all of our directors and executive officers and members of our committees as a group was R$56.5 million.  Non-cash benefits in 2009 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours.  There are no outstanding loans granted by us to our executive officers or members of our board of directors.  We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company.  Contributions made by the Company in the year ended December 31, 2009, amounted to R$2.0 million and employees’ contributions amounted to R$3.0 million with 861 participants.

Compensation of the Board of Directors, Executive Officers and Fiscal Council for 2010 and 2009

The table below indicates the estimated compensation amount for members of the Board of Directors, Executive Officers and Fiscal Council for 2010:

	Board of Directors	Advisory Board	Executive Board	Fiscal Council	Total
	(In R$, when applicable)
Number of members	14	8	11	3	36
Fixed Annual Compensation	-	-	15.0	0.4	15.4
Benefits	-	-	1.9	-	1.9
Base Compensation	-	-	13.1	0.4	13.5
Others	-	-	-	-	-
Variable Compensation	7.7	0.2	23.9	-	31.8
Bonus	-	-	-	-	-
Profit Sharing	-	-	23.9	-	23.9
Participation in Meetings	7.1	0.2	-	-	7.3
Participation in Committee Meetings	0.4	-	-	-	0.4
Commissions	-	-	-	-	-
Others (Invitees’ Compensation)	0.2	-	-	-	0.2
Post-Employment Benefit	-	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-	-
Share-based compensation [1]	-	-	14.2	-	14.2
Total Compensation	7.7	0.2	53.1	0.4	61.4

______________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2010, in line with current policy.

The table below indicates the compensation amount for members of the Board of Directors, Executive Officers and Fiscal Council for 2009:

	Board of Directors	Advisory Board	Executive Board	Fiscal Council	Total
	(In R$, when applicable)
Number of members [1]	13.83	8	10.17	2.25	34.25
Fixed Annual Compensation	-	-	12.7	0.3	13.0
Benefits	-	-	1.1	-	1.1
Base Compensation	-	-	11.6	0.3	11.9
Others	-	-	-	-	-
Variable Compensation	7.5	0.2	25.0	-	32.7
Bonus	-	-	-	-	-
Profit Sharing	-	-	25.0	-	25.0
Participation in Meetings	6.9	0.2	-	-	7.1
Participation in Committee Meetings	0.5	-	-	-	0.5
Commissions	-	-	-	-	-
Others (Invitees’ Compensation)	0.1	-	-	-	0.1
Post-Employment Benefit	-	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-	-
Share-based compensation	-	-	10.8	-	10.8
Total Compensation	7.5	0.2	48.5	0.3	56.5

______________

(1)   The number of members of our management informed in the above table represents the average annual number of members of each body ascertained on a monthly basis as per the following table.

Variable Compensation 2010 and 2009

With the exception of the compensation based on the hours actually worked, the members of our Board of Directors and our Fiscal Council receive no variable compensation in the exercise of their positions. Below we present the variable compensation of members of our Executive Board expected to be paid in 2010 and paid in 2009.

Amounts projected for the year 2010

Executive Board
(In R$, when applicable)
Number of members	11
Bonus
Minimum expected amount	-
Maximum expected amount	-
Expected amount – goals achieved	-
Profit sharing
Minimum expected amount	-
Maximum expected amount	35.8
Expected amount– goals achieved	23.9

Amounts referring to the year 2009

Executive Board
(In R$, when applicable)
Number of members [1]	10.17
Bonus
Minimum expected amount	-
Maximum expected amount	-
Expected amount– goals achieved	-
Amount actually recognized	-
Profit sharing
Minimum expected amount	-
Maximum expected amount	27.0
Expected amount – goals achieved	18.0
Amount actually recognized	25.0

______________

(1)   The number of members of our executive board informed in the above table represents the average annual number of executive officers ascertained on a monthly basis as per the following table:

Stock Option Plan for  Board of Directors and Statutory Executive Board

As of December 31, 2009, we had two stock option plans in effect. The first plan, approved at the General Shareholders’ Meeting held on April 28, 1997, or First Plan, and the second plan, approved at the General Shareholders’ Meeting held on December 20, 2006, or Second Plan, together the Option Plans.

Our Option Plans are managed by the Stock Option Plan Management Committee, which is elected by our board of directors. This committee is comprised of in between three to five members and determines which employees are to benefit from the stock options based on their duties, responsibilities and performance.

The Option Plans covers only the class A preferred shares issued by our Company.

General Terms and Conditions

Our Stock Option Committee usually undertakes annual option granting cycles. Each granting cycle is allocated a serial number, whereby the grants from the First Plan are numbered as from “Series I” and the grants from the Second Plan are numbered beginning with the letter A, that is, as from “Series A1.” For the year ended December 31, 2009, the options granted under the Series VIII, IX and X of the First Plan and Series A1 to A3 of the Second Plan were in effect.

The options granted within the scope of the Second Plan can be classified as “Gold” and “Silver”; this differentiation implies alterations to the option exercise price as explained below.

Principal Objectives of the Plan

The aim of the Options Plan is to (i) attract and retain highly qualified executives and professionals; (ii) enable our managers and employees to participate in our capital and in the equity increases arising from the results these managers, employees and service providers have contributed to; and (iii) to align the interests of our managers and employees with those of our shareholders, encouraging these professionals in their performance while ensuring continuity in the management of our Company.

Maximum Number of Shares and Options

The maximum number of shares covered by the Option Plans is 11,617,748 class A preferred shares. The number of shares covered by the Option Plans must always be within our Company’s approved capital limit, which may be amended at any time should our board of directors so decide. When stock options are exercised, we issue the beneficiaries new shares, with the right to use our treasury shares.

There is no maximum number of options that may be granted within the scope of the option plans, provided that the total number of shares arising from the exercise of the options does not exceed the limit discussed above and a limit of 2% of our capital stock per series.

Exercise Price

First Plan: The price of each preferred share is determined in the respective adhesion agreement, and is always fixed by the Stock Options Committee on Fridays at a price between 100% and 60% of the weighted average market price of our preferred shares at the close of business on the BM&FBOVESPA during the four days prior to that Friday, restated using the IGP-M.

Second Plan:  In the case of options classified as “Silver,” the exercise price per preferred share will correspond to the average closing price of our preferred shares over the last 20 BM&FBOVESPA trading sessions prior to the date on which the Stock Option Committee decides to grant the option. After this average price has been ascertained, a discount of 20% will be applied. For Gold-type options, the exercise price per preferred share will correspond to R$0.01.

Vesting

As a general rule the options will vest as follows:

First Plan:  At the end of the last month of the third year as from the date of execution of the respective adhesion agreement, the beneficiary will be entitled to acquire 50% of the total number of shares under the option granted to them, with the remaining portion exercisable at the end of the last month of the fifth year.

Second Plan:  As from the 36th month to the 48th month following the date of execution of the respective adhesion agreement, the beneficiary will be entitled to acquire 100% of the Silver-type shares. The exercise of the Gold-type options will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective adhesion agreement.

The options granted within the scope of the Option Plans may be exercised wholly or in part.

Restrictions on Transferring Shares

The Stock Option Committee may set restrictions on the transfer or circulation of the shares obtained from exercising the options.

In the first plan, part of the shares acquired in the fifth year following the date of execution of the respective adhesion agreement, will be encumbered with non-transferability, being extinguished after the beneficiary retires. The quantity of shares under said encumbrance will be ascertained as follows:

Q = (Q1 x Pm) – (Q1 x Pe) / Pm

Where:

Q = the quantity of shares to be encumbered with non-transferability;

Q1 = 50% of the total shares initially established in the beneficiary’s option agreement;

Pm = market price of the preferred shares issued by us on the option exercise date; and

Pe = exercise price initially established in the beneficiary’s options agreement.

Outstanding Stock Options for Senior Management

The members of our board of directors are not eligible for our stock option plans. Below are the outstanding options for the members of our Senior Management.

	Executive Management
Number of members benefiting from the granting of stock options	11
In relation to options not yet exercisable:	Series IX	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver
Quantity	50,700	50,840	80,616	185,540	140,801	149,715	305,169	305,153
Vesting date	5/31/10	6/30/11	4/30/10	4/30/10	3/31/11	3/31/11	5/31/12	5/31/12
Maximum deadline for exercising the options	6/30/10	9/30/11	4/29/11	4/29/11	3/31/12	3/31/12	5/31/13	5/31/13
Weighted average exercise price (in R$, per share)	29.86	38.85	0.01	24.63	0.01	26.93	0.01	27.47
Fair value of the options on the last day of the year (in R$, per share)	14.46	17.23	65.01	16.98	65.01	41.46	65.01	37.98
In relation to exercisable options:
Quantity	22,400	11,000	0	0	58,607	62,514	19,681	24,594
Maximum deadline for exercising the options	5/31/10	9/30/11	N/A	N/A	3/30/12	3/30/12	5/31/13	5/31/13
Weighted average exercise price (in R$, per share)	29.86	38.85	N/A	N/A	0.01	26.93	0.01	27.47
Fair value of the options on the last day of the business year (in R$, per share)	14.46	17.23	N/A	N/A	65.01	41.46	65.01	37.98
Fair value of the options on the last day of the year (in thousand R$)	323.9	189.5	N/A	N/A	3,810.0	2,591.8	1,279.5	934.1

Stock Options Exercised and Shares Delivered for Senior Management

The table below shows the options exercised and the shares delivered to the members of our Senior Management in 2009.

	Executive Management
Number of members benefiting from the granting of stock options	11
In relation to the options exercised and the shares delivered:	Series VIII	Series IX	Series X	Series A1 – Silver (1st batch)	Series A1 – Silver (2nd batch)	Series A1 – Silver (3rd batch)	Series A2 – Gold (1st batch)	Series A2 – Gold (2nd batch)	Series A2 – Gold (3rd batch)	Series A2 – Silver (1st batch)	Series A2 – Silver (2nd batch)	Series A2 – Silver (3rd batch)
Number of shares (in thousand)	192	11	223	5	3	2	30	91	47	45	96	52
Weighted average exercise price (in R$, per share)	32.75	29.62	38.54	24.63	24.63	24.63	0.01	0.01	0.01	26.93	26.93	26.93
Total amount of the difference between the exercise price and the market price of the shares referring to the options exercised (in R$, per share)	13.60	20.70	11.78	7.35	21.72	25.69	31.97	46.34	50.31	5.05	19.42	23.39

Insurance

We have an insurance policy with Itaú Seguros S.A., effective from November 23, 2009 to November 23, 2010, covering all our managers against damages attributed to them in the exercise of their respective functions. Coverage is limited to US$50 million, with deductibles of US$200,000 for all losses and damages arising from one and the same damaging act involving the capital markets, and US$50,000 for all losses and damages arising from one and the same damaging act of a different nature. The policy is automatically extended to the management of our new subsidiary companies, with liability limited to 20% of the total assets of the company in question.

6C.          Board Practices

According to our by-laws, our board of directors consists of at least three and up to 18 members.  The directors meet ordinarily five times a year, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three years and are required to be our shareholders.  The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management.  Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz Group, four independent directors and five representatives of the Casino Group, whose terms of office expire in 2011.  We are managed by our board of directors (Conselho de Administração) and by our board of executive officers (Diretoria).  None of our directors is party to an employment agreement providing for benefits upon termination of employment.

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

Our board of executive officers is composed of at least two and up to 14 members, being one the Chief Executive Officer, four Vice Presidents and one Chief Financial Officer, elected by our board of directors.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors. Up to June 6, 2010, there were 12 members.

The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term.  On February 5, 2009, our directors elected our current executive officers.  The current term of all executive officers expires in April 2011.

Committees

Pursuant to our by-laws, we currently have the following three special committees:  (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Sustainable Development Committee.  The attributions of each committee are set forth by our board of directors.  The members of each committee are appointed by our board of directors, solely among its members, and the board of directors also designates the president of each special committee.  Each special committee is composed of three and up to five members for a term of office of three years, reelection being permitted.  In addition to these committees, the board of directors may create other committees with special roles.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every two months and has the following duties:  (i) to provide guidelines for the selection of our Chief Executive Officer; (ii) to examine candidates for election to our board of directors; (iii) to examine candidates for appointment to our board of executive officers; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using comparable Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using comparable Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our Company and our controlled companies who could be our future leaders and follow up the development of their career.  Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D’Avila, Geyze Marchesi Diniz, Jean Louis Bourgier and Arnaud Strasser.

Financial Committee

The financial committee holds meetings at least once every two months and has the following duties:  (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us or any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to monitor the implementation and accomplishment of our annual investment plan; (vi) to monitor the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure.  Our financial committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, Geyze Marchesi Diniz, Antonie Marie Remi Lazars Giscard d’ Estaing and Arnaud Strasser.

Sustainable Development Committee

The sustainability committee holds meetings at least once every three months and has the following assignments: (a) leverage our business by expanding our sustainable development and environmental aspects; (b) establish sustainable practices, based on economic, environmental and social elements in order to promote sustainable developments and disseminate these practices throughout all of our strategic activities and relationships; (c) evaluate and approve projects, proposals and institutional campaigns related to environmental or social issues, including the allocation of resources; (d) evaluate investment opportunities and projects from a sustainable perspective; and (e) approve the social balance sheets and sustainability reports. Our sustainability committee is composed of Arnaud Strasser, Jean Louis Bourgier, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Guilherme Affonso Ferreira.

In addition, to the three special committees aforementioned, we implemented a Fiscal Council that serves as our audit committee and a Stock Option Plan Management Committee. The following section describes our Fiscal Council and stock option plan management committee.

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

Our Fiscal Council is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election.  Under the Brazilian corporate law, holders of preferred shares have the right to elect separately one member of the Fiscal Council.  Also, under the Brazilian corporate law, minority groups of shareholders that hold at least 10% of the voting shares are entitled to elect one member of the Fiscal Council and his alternate by a separate vote.  In any event, however, the common shareholders have the right to elect the majority of the members of the Fiscal Council.  Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates indicated by the Holding Company and elected with previous consent of our preferred shareholders on April 29, 2010, the date of the last annual shareholders’ meeting.

Name	Age	Position	Year First Elected
Miguel Roberto Gherrize	71	Chairman	2009
Oswaldo Orsolin	67	Alternate	2009
Fernando Maida Dall Acqua	61	Effective member	2009
Antonio Luiz de Campos Gurgel	69	Alternate	2009
Mario Probst	57	Effective member	2009
John Michel Pimenta de Moraes Streithorst	40	Alternate	2009

Mr. Miguel Roberto Gherrize is the chairman of the Fiscal Council.  Previously, Mr. Gherrize was partner of Arthur Andersen and a member of the Fiscal Council of Companhia Siderúrgica de Tubarão, VCP Votorantim Celulose e Papel and Arcelor Brasil S.A.  Today he serves as a member of the Fiscal Council of TIM Participações S.A. and a technical advisor to Terco Grant Thornton Auditoria e Consultoria.  He holds Bachelor’s degrees in Economics, Accounting Sciences and Business Administration.

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

Mr. Fernando Maida Dall'Acqua is a Master of Business Administration from Fundação Getúlio Vargas, PhD in Economic Development from the University of Wisconsin-Madison (USA), Free Professor of Administration from Fundação Getulio Vargas and a fellowship at Michigan State University (USA). He was Treasury Secretary of the State of São Paulo and held positions in the areas of financial, tax, budget and strategic management, in addition to being a member of the State Privatization Council of the State of São Paulo. He was also a member of the Board of Directors and of SoX Audit Committee of Companhia de Saneamento Básico do Estado de São Paulo (SABESP), of the Board of Directors of Companhia Energética do Estado de São Paulo (CESP), Companhia de Processamento de Dados do Estado de São Paulo (PRODESP), DERSA Desenvolvimento Rodoviário S.A., Banco do Estado de São Paulo (BANESPA) and Nossa Caixa S.A and a member of the Advisory Council of Grupo Pão de Açúcar. Today he serves as a member of the Board of Directors and of the Audit Committee of Companhia de Transmissão de Energia Elétrica Paulista (ISA-CTEEP), of the Audit Committee of the São Paulo State newspaper O Estado de São Paulo and a member of the Fiscal Council of Grupo Pão de Açúcar. He is an Incumbent Professor at the School of Administration of São Paulo - Fundação Getúlio Vargas, and provides advisory services to major companies in the areas of mergers and acquisitions, economic, financial and tax valuation.

Mr. Antonio Luiz de Campos Gurgel is an alternate member of the Fiscal Council.  Previously, Mr. Gurgel served as Fiscal Auditor of the Brazilian Internal Revenue Service.  Today he serves as advisor to companies such as Cargill Agricola S.A., Companhia Energética do Estado de São Paulo (CESP), Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., Telecomunicações de São Paulo S.A. (TELESP), Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Itaú Unibanco. and Banco ABN Amro S.A.  Currently, he works as associate professor in the Accounting, Finance and Control Department of Fundação Getúlio Vargas.  He graduated in Business Administration from Fundação Getúlio Vargas and holds an MBA from the Michigan State University – USA.

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

Stock Option Plan Management Committee

Our Stock Option Plan Management Committee has the following objectives: (a) deliberate matters relating to granting, prices, dates and the amount granted in each plan; (b) decide when each stock option plan will be granted, considering the possibility of not granting the plan in our Company’s interest; (c) take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (d) guide the Company on when to issue new shares or when to use the shares held in treasury; (e) select, among the eligible personnel, who will take part in the stock option plan according to the attributions, responsibilities and/or their performance based on the goals established by the “Gold” option plan; (f) establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (g) establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (h) extend, generally or in specific cases, the termination date for each stock option plan; (i) determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (j) modify unilaterally the terms and conditions of the option granted freely as well adapting them to amendments in corporate law.

Advisory Board

In addition to the committees aforementioned, our by-laws provide for a non-permanent ad hoc advisory board, which whenever installed, must consist of up to 13 members, shareholders or not, elected by our annual shareholders’ meeting, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors.  Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the president of our board of directors.  The current term of all members of our advisory board is three years, reelection being permitted, and such members may receive a compensation set forth by our general shareholders’ meeting.  Our currently installed advisory board was elected by our shareholders in the shareholders’ meeting held on April 30, 2008 and is comprised of the following members, most of them economists or former ministers of economy of Brazil:  Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales and Yoshiaki Nakano.

6D.          Employees

Our workforce at December 31, 2009 consisted of 85,244 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management considers our relations with our employees and their unions to be good.  We have not had strikes in our history.

The following table sets forth the number of our employees at December 31, for each of the five years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	At December 31(1)
	2009	2008	2007	2006	2005
Operational	73,617	60,605	55,494	53,495	53,187
Administrative	11,627	10,051	10,671	10,112	9,616
Total	85,244	70,656	66,165	63,607	62,803

______________

(1)   Based on the full-time equivalent number of employees calculated by dividing the total number of hours worked by all employees in the final month of each period presented by 220 hours.

6E.          Share Ownership

At December 31, 2009, the board members owned an aggregate amount of 4,371 preferred shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, own directly less than 1% of our common stock.  See “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders.” At April 29, 2010, our management and some of our employees also owned options to purchase an aggregate amount of 3,432 preferred shares at per-share weighted average purchase price of R$17.82.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B.  Directors, Senior Management and Employees – Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of June 15, 2010, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total Shares
	Number	%	Number	%	Number	%	Number	%
Wilkes Participações S.A	65,400,000	65.61	1,107,913	0.73	-	-	66,507,913	25.83
Peninsula Particìpações Ltda	-	-	2,608,467	1.73	-	-	2,608,467	1.01
Sudaco Participações Ltda	28,619,178	28.71	1,357,294	0.90	-	-	29,976,472	11.65
Segisor S.A.	-	-	4,027,409	2.67	1,064,345	15.89	5,091,754	1.97
Casino Guichard Perrachon S.A	5,600,052	5.62	-	-	-	-	5,600,052	2.18
Abilio dos Santos Diniz	100	-	-	-	-	-	100	-
João Paulo F. dos Santos Diniz	-	-	17,800	0.01	-	-	17,800	0.01
Ana Maria F. dos Santos Diniz D’Avila	1	-	-	-	-	-	1	-
Pedro Paulo F. dos Santos Diniz	-	-	721	-	-	-	721	-
Jean-Charles Naouri	-	-	1	-	-	-	1	-
PAIC Participações Ltda	-	-	648,729	0.43	-	-	648,729	0.25
Onyx 2006 Participações Ltda	-		20,527,380	13.59	-	-	20,527,380	7.97
Rio Plate Empreendimentos e Participações Ltda	-	-	4,055,172	2.68	-	-	4,055,172	1.58
Swordfish Investments Limited	-	-	252,662	0.17	360,945	5.39	613,607	0.24
Marlin Investments Ltd.	-	-	32,000	0.02	-	-	32,000	0.01
Stanhore Trading Internacional S.A.	-	-	6,078,592	4.02	660,788	9.87	6,739,380	2.62
Directors and Officers	-	-	540,435	0.36	2,689	0.04	543,124	0.21
Others	60,520	0.06	109,821,515	72.69	4,609,172	68.81	114,491,207	44.47
TOTAL	99,679,851	100.0	151,076,090	100.0	6,697,939	100.0	257,453,880	100.00

On June 15, 2010, 43,223,974 of our preferred shares were held in the form of ADSs, representing 28.61 % of the total of outstanding preferred shares class A.  None of our common shares are held in the form of ADSs.

Holding Company Goodwill Contribution of Deferred Tax Benefits

On May 3, 2005, the Diniz Group and the Casino Group formed Vieri Empreendimentos e Participações S.A., or Vieri, which became our parent company. The control of Vieri is shared by the Diniz Group and the Casino Group. The group was reorganized and restructured in 2006, resulting in our current ownership structure.

On December 31, 2009 the value of the resulting tax benefit related to both our income taxes and our social contribution tax on profits was R$208.0 million (R$414.2 million in 2008).  This is shown in the balance sheet as part of deferred taxes.

Under the terms of the corporate reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects to our profitability or the flow of dividends to our minority shareholders.  The effect of the reorganization on our balance sheet was R$208.0 million and R$414.2 million at December 31, 2009 and 2008, respectively.

The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders` equity as a capital reserve (goodwill special reserve), as it represents a realizable asset contribution by the shareholders.  Also under the terms of the corporate reorganization, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. In 2009 the capitalization of the economic benefits generated by the amortization of shareholder’s premium was R$88.8 million, with R$428.6 million remaining as reserve balance. See note 24(d) to our financial statements included in this annual report.

Conditional Put Option Agreement and Shareholders’ Agreements

Since May, 2005, the Diniz Group and the Casino Group share our control through our Holding Company, which owns 65.6% of our voting shares.  On November 27, 2006, the Diniz Group and the Casino Group entered into a conditional put option agreement, or the Conditional Put Option Agreement, which contemplates the conditional transfer of indirect equity interest in us from the Diniz Group to the Casino Group.  At the same date, the Diniz Group and the Casino Group entered into a shareholders’ agreement, or the Holding Company Shareholders’ Agreement, that outlines the rules for the exercise of our co-control, corporate governance and restrictions on transfer of the Holding Company’s shares.  Furthermore, the Holding Company has a right of first refusal of 34.3% of our common shares held by the Casino Group through Casino Guichard Perrachon S.A. and Sudaco Participações Ltda.

In addition, the Holding Company, the Diniz Group and the Casino Group entered into a separate shareholders’ agreement, or the CBD Shareholders’ Agreement, that contains rules on, among other matters, the transfer of our shares that are held by either of the Diniz Group and the Casino Group other than through the Holding Company.  At June 15, 2010, the Casino Group, through Sudaco Participações Ltda. and Casino Guichard Perrachon S.A., held an aggregate of 34,219,230 of our common shares, representing approximately 34.33% of our outstanding common shares.  At the same date, the Diniz Group did not hold common shares other than through the Holding Company.

The three following sections summarize certain provisions of the Conditional Put Option Agreement and the shareholders’ agreements.  The summaries below are qualified by reference to the agreements that are filed as exhibits to this annual report.

Conditional Put Option Agreement

The Conditional Put Option Agreement grants, among other rights: (i) a first put option, or the First Put Option, and a second put option, or the Second Put Option, to the Diniz Group and (ii) a distressful call option, or the Distressful Call Option, to the Casino Group.

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

The Conditional Put Option Agreement provides for the acceleration of the First Put Option and the Second Put Option under certain circumstances including the transfer by the Casino Group of: (i) at least 10% of its shares of the Holding Company to a third party other than a competitor of CBD or (ii) any of its shares of the Holding Company to a competitor of CBD.

Should the Diniz Group not be allowed under the terms of the Put Option Agreement to exercise the First Put Option and the Second Put Option, the Diniz Group will be entitled at any time within a period starting on June 22, 2014 and ending on June 21, 2022 to convert or, at the Casino Group’s sole discretion, to exchange the common shares that would have been subject to the First Put Option and the Second Put Option into preferred shares of CBD at the ratio of 915 preferred shares for 1,000 common shares.

Holding Company Shareholders’ Agreement

Pursuant to the Holding Company Shareholders’ Agreement, the Diniz Group is entitled to:

•    appoint: (i) two directors of the board of directors of the Holding Company composed of four directors, and (ii) two executive officers of the Holding Company;

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

CBD Shareholders’ Agreement

According to the CBD Shareholders’ Agreement, the Holding Company has, except in certain circumstances, the right of first refusal with respect to our shares or convertible securities to be disposed of by any affiliate of the Casino Group and/or the Diniz Group. Furthermore, the Holding Company has a right of first refusal of 34.3% of our common shares held by the Casino Group through Casino Guichard Perrachon S.A. and Sudaco Participações Ltda.

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

7B.          Related Party Transactions

  From time to time we have entered into transactions with the Diniz Group, Casino Group and other related parties for the provision of certain services. The following discussion summarizes certain of the significant agreements and arrangements among us and certain of our affiliates.

Leases

We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which is controlled by members of the Diniz Group.  These properties include two stores from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz and seven stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, 57 stores from the Sendasfamily, four stores from former Assaíshareholders and 60 stores from the Fundo de Investimento Imobiliário Península.

Aggregate payments in 2009 under those leases equaled approximately R$13.5 million to the Diniz family, R$36.5 million to the Sendas family and R$135.0 million to the Fundo de Investimento Imobiliário Península.  We believe that all such leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis (market conditions).  For further information on these leases, see notes 19 and 21 to our financial statements included in this annual report.

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

Consultancy Agreement with Galeazzi & Associados

In July 2007, we hired the consultancy firm Galeazzi & Associados to implement a restructuring plan to improve the Sendas’ operational performance in the state of Rio de Janeiro.

In light of the favorable impact of the services provided by Galeazzi & Associados on the performance of the Sendas banner, in December 2007 we amended the Consultancy Agreement to include all of the Company’s banners and operations.  In addition, as part of these changes, Mr. Cláudio Galeazzi was appointed as our CEO, until March, 2010, and resigned from his day-to-day roles with Galeazzi & Associados before accepting the appointment.  Currently Galeazzi & Associados has a team of 12 professionals, lead by its partner Mr. André Pimentel, assigned on a full-time basis to render services to the Company.  Mr. Cláudio Galeazzi continues to be a principal of Galeazzi & Associados.

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

The timeframe to carry out the project was initially estimated to be 14.5 months.  However, the conclusion of the project was postponed to the end of  2010.

The fees payable to Galeazzi & Associados are divided into a monthly fixed amount of R$350,000 and a variable amount calculated by multiplying our operational performance by a percentage which varies up or down according to a range of projected performance scenarios.  In 2009 payments to Galeazzi & Associados amounted to R$4.6 million.  See also note 21 to our audited consolidated financial statements included in this annual report.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

8A.          Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and labor litigation and administrative proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions and to ensure that the outcome of these legal proceedings have no material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisioned for.  For further information on our legal proceedings, see note 18 to our financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified, and provided for the following probable losses that may result from current legal proceedings to which we are a party to:

	2009	2008
	(millions of reais)
COFINS and PIS Tax claims	161.4	1,096.4
Labor claims	26.9	-
Civil and other claims	178.9	147.7
Total accrued liabilities for legal proceedings	367.2	1,244.1

Taxes

Tax-related claims are indexed to the SELIC rate, which was 9.50% at December 31, 2009, and are subject, when applicable, to fines.

COFINS and PIS:  The Company obtained a favorable final judgment on the constitutionality of the change in the basis of taxation of the Social Integration Program Tax, or PIS, and the increase in the rate and basis of calculation of the Social Security Tax, or COFINS.  As a result of this and other favorable decisions rendered by the Federal Supreme Court, the Company reversed the litigation provision in the amount of R$107.5 million. The Company had no judicial deposits related to this lawsuit.

As the calculation of the PIS and COFINS started to be based on the non-cumulative system (Law 10,637/02 to PIS and Law 10,833/03 to COFINS), we began applying the new rules but challenged the new tax base and the appropriation of credits as being unlawful. The Company filed a lawsuit relating to the  exclusion of default charges from the calculation of debt related to the COFINS rate. The provision recorded for these claims were R$161.4 million at December 31, 2009 and R$ 1,096.4 at December 31, 2008. The decrease in the provision is related to the inclusion of these claims in the federal tax installment program discussed below.

Other: The Company and its subsidiaries have other tax liabilities, which, after analysis of our legal counsel, were deemed to be probable losses or issues likely to be booked. These include:

•      tax deficiency notices concerning the difference between inflation indexes used when determining income tax;

•      notices related to purchase, manufacturing and sales transactions for export purposes of soybean and its byproducts;

•      a 1% increase in the Imposto Sobre Circulação de Mercadorias e Serviços, Brazil’s excise tax rate, enacted by the State of Rio de Janeiro; and

•      other ISS (services tax)-related claims.

The amount recorded for these potential claims at December 31, 2009 amounted to R$35.0 million.

The Company is also claiming in court, its right to not pay contributions provided for by Complementary Law 110/2001, relating to financing the Government Severance Indemnity Fund for Employees. The amount accrued on December 31, 2009 was R$33.5 million; the Company made a judicial deposit of R$9.7 million in connection with its claim.

Social Security Contributions

The Social Security Institute (Instituto Nacional do Seguro Social), or INSS filed several assessment tax notices charging social security contributions on payments that we do not believe should be included in the calculation of those contribution, representing R$112.9 million as of December 31, 2009.  We have presented an administrative defense and are awaiting a decision.  In addition, R$99.3 million of the social security contribution amount being charged is subject to lawsuits and are guaranteed by real estate seizure or bank letters of guarantee.  We did not accrue any provisions for this contingency.

ICMS - State Value-Added Tax on Sales and Services

We were served notice by the state tax authorities for the non-payment and appropriation of undue credits related to the ICMS, in connection with, among others, (i) the appropriation of electricity credits, (ii) the acquisition of goods from suppliers considered to be disreputable, (iii) the return of goods to our stores, and (iv) the tax refunds without due compliance with ancillary obligations.  On December 31, 2009, the total amount of these assessments classified as probable and remote awaiting a final decision at the administrative and court levels amounted to R$1,328.3 million, compared to R$1,193.3 million on December 31, 2008.

Other Tax-Related Matters

In June 1990, we filed an injunction seeking protection for non-payment of the Brazilian social contribution on profits, which we claimed to be unconstitutional based on the fact that this tax should have been enacted by a complementary law to the Brazilian Constitution.  We obtained a favorable decision from the lower court in March 1991.  Although no appeal was presented by the Federal government, pursuant to Brazilian law, this lawsuit was submitted to mandatory review of the Regional Federal Court, which in February 1992, confirmed the lower court’s decision.  Based on the opinion of our legal counsel, we believe that the federal tax authorities have no further legal appeal available to collect this contribution on a retroactive basis, resulting in an unlikely chance of an unfavorable ruling.

Corporate Income Tax (“IRPJ”) Social Contribution on Net Income (“CSLL”) Withholding Income Tax, (“IRRF”)– The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them awaiting a final decision in the administrative level, amounting to R$244.7 million on December 31, 2009 and R$146.6 million on December 31, 2008.

COFINS, PIS and  we are involved in administrative proceedings regarding a motion for offsetting tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations.  These proceedings await administrative decisions.  The amount involved in these assessments is R$632.9 million on December 31, 2009 and R$498.4 million on December 31, 2008.

ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and others – These proceeding relate to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes. These amounted to R$68.2 million on December 31, 2009 and R$34.6 million on December 31, 2008, and await administrative and court decisions. The increase from 2008 to 2009 is a result of new administrative and legal proceeding against the Company.

Other contingencies – These contingencies relate to administrative lawsuits and lawsuits under the civil court, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and the National Health Surveillance Agency (“ANVISA”). A majority of these suits relate to damages being sought, amounting to R$79.5 million on December 31, 2009 and R$69.1 million on December 31, 2008.

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of our business.  At December 31, 2009 and 2008 we had a provision of R$82.6 million and R$53.6 million, respectively, for labor related loss contingencies whose risk of loss was considered probable, and R$39.8 million at December 31, 2009 for labor related contingencies whose risk of loss was considered possible. The balance of the provision for labor claims, net of judicial deposits, is R$ 26.9 million at December 31, 2009.

Globex (Ponto Frio)

Possible labor, civil and tax proceedings in relation to Globex (Ponto Frio) amounted to R$127.3 million on December 31, 2009. Occasional adverse changes in the expectation of risk of these claims may require that additional provision for contingencies be made. These claims were not included in the federal tax installment payment program.

Federal Tax Installment Payment Program (REFIS)

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes. During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program. The balance of the consolidated installments on December 31, 2009 is R$1,043.0 million resulting in a reduction in contingencies that would have been attributable to these tax and social security liabilities.

Other Proceedings

In addition to the legal proceedings mentioned above, we are defendants, at several judicial levels, in various civil and other lawsuits.  We have recorded provisions in amounts that our internal and external legal counsel considered to be sufficient to cover probable losses.  For further information on these lawsuits, see note 18 to our financial statements included in this annual report.  At December 31, 2009, we had a provision of R$178.9 million for liabilities in connection with civil and other lawsuits.

Dividend Policy and Dividends

General

Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year at which time the allocation of the results of operations in any year and the distribution of an annual dividend are approved.  Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to that established 50% of the net profits adjusted pursuant to the Brazilian corporate law.  Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the net profits as calculated under Brazilian GAAP and adjusted according to Brazilian corporate law.  Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds.  Also pursuant to the Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders´ general meeting that the distribution would be incompatible with its financial condition.

According to our extraordinary general meeting held on July 6, 2009, our class B preferred shares were created holding the following rights:

•    Preference in right of payment in the event of liquidation, calculated by dividing our capital stock by the number of outstanding shares, without premium; and

•    Receiving fix annual dividends amounting R$0.01 per class B preferred share.

The remaining rights weren’t altered.

For the fiscal year ended 2009, there were no alterations in the dividend distribution period when compared to 2007, with the exception of our new dividend policy created in our Board of Directors Meeting, and market announcement, held on August 3, 2009, in which we now anticipate our dividend distribution on a quarterly basis.  For further information see “Item 10B. Additional Information – Memorandum and Articles of Association – Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”

We calculate our dividends in accordance with Brazilian GAAP, which differs significantly from IFRS, see “Item 3A. Selected Financial Data” and note 31 to our financial statements included in this annual report.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2005:

Period	Description	First payment date	R$ per class A preferred share (1)	R$ per class B preferred share (1)	R$ per common share (1)	Total amount in dividends and interest on shareholders’ equity (in R$ millions)

2005	Dividends	June 2006	0.3101	-	0.2819	62.0
2006	Dividends	June 2007	0.0930	-	0.0845	20.3
2007	Dividends	June 2008	0.2288	-	0.2080	50.1
2008	Dividends	June 2009	0.2735	-	0.2486	61.8
2009	Dividends	August 24, 2009	0.13558	-	0.12326	30.9
2009	Dividends	November 30, 2009	0.06614	-	0.06013	15.5
2009	Dividends	June 28, 2010	0.39372	0.01	0.35793	94.1

______________

(1)    Taking into account the 500:1 reverse stock split that became effective on September 1, 2007.  The dividend accrued in December 31, 2009 was approved at the annual shareholders’ meeting held on April 29, 2010 and will be paid in June 2010. According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.  See “Item 10D.  Additional Information — Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the registrar for the preferred shares underlying the ADSs.  The current registrar is Banco Itaú Corretora de Valores S.A.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted.  See “Item 3A.  Key Information — Selected Financial Data — Exchange Rates.” Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E. Additional Information — Taxation — Brazilian Tax Considerations.”

8B.          Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9.       THE OFFER AND LISTING

9A.          Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR5.  Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD” and on the Luxembourg Stock Exchange.

Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2009, the ADSs represented 28.0% of our preferred shares.  Each ADS represents two preferred shares, without par value.  The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2005(2)	38.50	28.40	16.45	12.13	5,841,394
2006(2)	49.39	27.98	23.10	13.09	11,242,224
2007(2)	40.72	27.03	23.00	15.27	19,440,718
2008:
1st quarter	37.12	27.79	21.22	15.89	25,714,873
2nd quarter	40.67	33.88	25.55	21.28	21,096,954
3rd quarter	37.97	32.48	19.84	16.96	16,590,815
4th quarter	37.97	24.68	16.25	10.56	19,690,418
2009:
1st quarter	32.68	27.97	14.12	12.09	13,215,496
2nd quarter	38.26	31.98	19.61	16.39	22,381,980
3rd quarter	50.00	38.00	28.13	21.38	30,036,014
4th quarter	65.02	50.00	37.36	28.73	36,724,383

Share prices for the most recent six months are as follows:

	High	Low	High	Low
	R$		US$
December 2009	65.02	56.55	37.36	32.49
January 2010	68.19	62.15	36.39	33.16
February 2010	65.34	60.15	36.10	33.23
March 2010	64.05	57.65	35.98	32.38
April 2010	64.11	56.96	37.06	32.93
May 2010	60.76	54.42	33.46	29.97
June 2010 (through June 15)	60.75	57.04	33.80	31.74

______________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Key Information — Selected Financial Data — Exchange Rates.” (2) As restated due to the reverse stock split of the shares.

On June 15, 2010, the closing sale price for the preferred shares on the BM&FBOVESPA was R$60.75 per preferred share, equivalent to US$67.63 per ADS translated at the exchange rate of R$1.7963 per US$1.00, the commercial market rate on such date.  On the same date, the closing sale price for our ADSs on the NYSE was US$68.37.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average
Calendar Period	US$ ADSs		R$ ADSs		Daily Trading Volume
2005	34.61	25.53	81.01	59.76	5,421,717
2006	46.01	25.54	98.33	54.59	9,505,171
2007	43.77	27.50	77.39	50.57	12,177,425
2008	49.41	22.18	89.99	51.83	14,603,734
2009:
1st quarter	28.56	23.26	66.11	53.84	8,544,418
2nd quarter	39.39	27.98	76.83	54.59	8,979,127
3rd quarter	56.30	38.96	100.06	69.24	10,296,232
4th quarter	75.57	55.86	131.51	97.21	18,591,622

Share prices for the most recent six months are as follows:

December 2009	75.57	67.46	131.51	117.40	18,856,415
January 2010	77.74	66.72	145.68	125.03	23,810,913
February 2010	73.32	63.81	132.72	115.50	20,742,024
March 2010	72.08	64.92	128.31	115.56	16,500,348
April 2010	73.01	64.72	126.29	111.95	24,614,980
May 2010	70.43	58.30	127.89	105.86	26,274,956
June 2010 (through June 15)	68.37	60.59	122.81	108.84	15,901,589

9B.          Plan of Distribution

Not applicable.

9C.          Markets

Trading on the BM&FBOVESPA

The trading market for our preferred shares and common shares is the BM&FBOVESPA.  The BM&FBOVESPA stock exchange is a stock corporation where all stock trades in Brazil are carried out, with the exception of public-debt bonds, which are traded electronically, and the privatization auctions, which are run by the Rio de Janeiro Stock Exchange.  Settlement of transactions on BM&FBOVESPA occurs three business days after the trade date.  Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC, a subsidiary of BM&FBOVESPA. Under the regulations of the CBLC, financial settlement is carried out through the Sistema de Transferência de Reservas (Reserve Transfer System) of the Central Bank.  The settlement of trades of shares is carried out in the custodial system of CBLC.  All deliveries against final payment are irrevocable.

At June 11, 2010, there were 375 companies listed on the BM&FBOVESPA.

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

In 2000, the São Paulo Stock Exchange was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

On May 8, 2008, the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange merged, creating BM&FBOVESPA. Together, the companies have formed one of the largest exchanges worldwide in terms of market value, the second largest in the Americas, and the leading exchange in Latin America.

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

Under the Brazilian corporate law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada.  All public companies are registered with the CVM, and are subject to reporting requirements.  A company registered with the CVM may have its securities traded either on the BM&FBOVESPA or in the Brazilian over-the-counter market.  The shares of a company listed on the BM&FBOVESPA may also be traded privately, subject to certain limitations.  To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and with the BM&FBOVESPA.  Trading of securities of a public company on the BM&FBOVESPA may be suspended at the request of such company in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

The Brazilian securities law, Brazilian corporate law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, and protection of minority shareholders.

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Level 1 and 2 of differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good practices of corporate governance.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, it must agree to (a) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading (at least 25% must be free float), (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company; (e) submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA and (f) make a schedule of corporate events available to shareholders.

We are a Level 1 listed company since March 31, 2003.  As a result, we must comply with the corporate governance standards described in the previous paragraph in addition to other obligations imposed by Brazilian law.

Disclosure Requirements

According to the CVM regulation, a public company must submit to the CVM and BM&FBOVESPA certain periodic information, including financial statements accompanied by the management report and independent audit report, annual and quarterly information and quarterly management reports and independent audit reports.  This legislation also requires us to file with the CVM and the BM&FBOVESPA our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communication regarding material acts or facts.

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

•    oblige the public company to disclose material acts or facts to the CVM, to the BM&FBOVESPA and through the publication of such acts in the newspapers usually utilized by such company;

•    require the acquirer of a controlling stake in public company to publish a material fact, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•    require management, members of the fiscal council, if active, or of any technical or advising body of a public company to disclose to the company, to the CVM and to the BM&FBOVESPA the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions; and

•    require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition.

•    forbid trading on the basis of insider information.

9D.          Selling Shareholders

Not applicable.

9E.          Dilution

Not applicable.

9F.          Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10A.      Share Capital

At December 31, 2009, our capital stock consisted of a total of 254,851,988 non-par shares, of which 99,679,851 were common shares, 143,878,318 were class A preferred shares and 11,293,891 were class B preferred shares .  As of the same date, our Company held 369,600 class A preferred shares in treasury.

At June 15, 2010, our capital stock consisted of a total of 257,453,880 non-par shares, of which 99,679,851 were common shares and 151,076,090 were class A preferred shares and 6,697,939 were class B preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury. The reduction of assets held in treasury is a result of the tender offer in connection with the acquisition of Globex (Ponto Frio), see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”

Share Buy-back

On January 16, 2009, our board of directors approved a share buy-back program for our class A preferred shares, including those traded in the form of ADRs.  We were authorized to acquire up to an aggregate of 3,000,000 class A preferred shares, representing approximately 2.2% of the Company’s outstanding preferred stock as of December 31, 2008.

The program was terminated on April 18, 2009.  The acquisition of the class A preferred shares was made on the BM&FBOVESPA.  A total of 369,600 class A preferred shares were purchased at an average price of R$29.49 per share.  See “Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

As of April 30, 2010, class A preferred shares were held in treasury and no common shares were held in treasury. The reduction of assets held in treasury from 369,600 to 232,586 is a result of the tender offer in connection with the acquisition of Globex (Ponto Frio), see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”  We intend to use these shares for subsequent sale and/or cancellation with no capital decrease.

10B.      Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law.  This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to the Brazilian corporate law.

Corporation Objects and Purposes

We are a publicly held corporation with principal place of business and jurisdiction in the city of São Paulo, Brazil, governed by Brazilian laws (including the Brazilian corporate law), CVM regulations and our by-laws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both national and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law.  Furthermore, we may also engage in a wide range of activities set forth in article 2 of our by-laws.

Preferred Shares and Common Shares

Pursuant to the Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one at our shareholders’ meetings.  Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into class A preferred shares at any time.  See “—Conversion of Common Shares into class A Preferred Shares” below. All of our class B preferred shares will be converted into class A preferred shares observing the schedule bellow.  See “—Conversion of Class B Preferred Shares into Class A Preferred Shares” below.

Pursuant to Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to:

•    priority in the receipt of fixed or minimum dividend;

•    priority in the reimbursement of capital, with or without premium; or

•    cumulative preferences and advantages established in items (i) and (ii) above.

Furthermore, the preferred shares will only be admitted for trading on the BM&FBOVESPA if they are entitled to at least one of the following preferences:

•    right to participate in the distribution of the mandatory dividend of 25% of our adjusted net profits, pursuant to the following criteria (See “— Allocation of Net Profits and Distribution of Dividends – Mandatory Dividends” for a description of calculation of our adjusted net profits):  (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above.

•    right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares; or

•    tag-along right of at least 80% of the price paid to the controlling shareholder in case of transfer of control.

Our by-laws sets forth that the class A preferred shares are entitled to the following advantages and preferences:

•    priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.08 per class A preferred share that is accounted for as a portion of the mandatory dividends (as mentioned below);

•    priority in the reimbursement of capital, which its value will be calculated by the division of the corporate capital by the number of trading shares, without premium, in the event of our liquidation;

•    participation under equal conditions with common shares, in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

•    each preferred share will be entitled to a mandatory dividend 10% higher than the dividend amount attributed to each common share (including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid pursuant to item (i) above).

Furthermore, our by-laws sets forth that the class B preferred shares are entitled to the following advantages and preferences:

•    priority in receiving a fixed non-cumulative annual preferred dividend equal to R$0.01 per preferred share that is accounted for as a portion of the mandatory dividends (as mentioned below);

•    conversion into class A preferred shares in a one-to-one ratio on the following dates as follows: (a) 32% of shares were converted on September 30, 2009; (b) 28% of class B preferred shares were converted on January 7, 2010; (c) 20% of shares will be converted on July 7, 2010; and (d) 20% of shares will be converted on January 7, 2011.

•    priority in the reimbursement of capital, which its value will be calculated by the division of the corporate capital by the number of trading shares, without premium, in the event of our liquidation; and

•    participation under equal conditions with common shares, in the distribution of bonus shares resulting from capitalization of reserves or retained earnings.

In addition, pursuant to Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend is not paid for a period of three consecutive years and such voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend.

Under Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights.  See “–Withdrawal Rights” for a description of withdrawal rights.

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

Mandatory dividends.  Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits.  Adjusted net profits are net profits following the addition or subtraction of:

•    amounts allocated to the formation of a legal reserve account;

•    amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years;

•    amounts allocated to the formation of a tax incentives reserve account;

•    amounts allocated to the statutory reserve, if any;

•    amounts allocated to the unrealized profit reserve;

•    amounts allocated to the retained profit reserve; and

•    reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

For the fiscal year ended 2009, we created a new dividend policy during the Board of Directors Meeting, held on August 3, 2009, in which we now anticipate our dividend distribution on a quarterly basis; no further alterations in the dividend distribution period were made.

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

Under our by-laws, the class A preferred shares are entitled to: (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, (ii) priority in reimbursement of capital, without premium, in case of liquidation, (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings and (iv) receipt of the mandatory dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per share.

Under our by-laws, the class B preferred shares are not entitled to vote, non-negotiable and have no par value, which will entitle its holders to (i) an annual fixed dividend of R$0.01 per share and (ii) preemptive right in the reimbursement in the event CBD is liquidated. class B preferred shares are converted into class A preferred shares as described below.

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

Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders.  These payments may qualify as part of the mandatory dividend at their net value.  Please see “Item 10E. Additional information – Taxation –Brazilian Tax Considerations.”

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

Under the Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our management report to our shareholders’ general meeting that the distribution would be incompatible with our financial condition.  Such suspension is subject to review by the fiscal council, if it is in place.  In addition, in case of public companies, like us, our management must file a justification for such suspension with the Brazilian Securities Commission within five days from the date of the relevant general shareholders´ meeting.  In case the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Conversion of Common Shares into Class A Preferred Shares

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

Conversion of Class B Preferred Shares into Class A Preferred Shares

Our entire class B preferred shares currently issued will be converted to class A preferred shares in accordance with the schedule established within the scope of the acquisition of control of Globex (Ponto Frio), namely: (i) 50% of the class B preferred shares currently issued will be mandatorily converted on July 7, 2010; and (ii) 50% of the class B preferred shares currently issued will be mandatorily converted on January 7, 2011.

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

Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% in case the beneficiary is resident and domiciled in a so-called tax haven - that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment.  See “Item 10E. Additional information – Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.” To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

Our by-laws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies.  There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

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

There is no requirement under the Brazilian corporate law or our by-laws that directors retire upon reaching a certain age.  In addition, our by-laws do not provide for the re-election of directors at staggered intervals.

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

Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding the majority of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares.  This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, at least 15 days prior to the meeting, but would not generally require any other form of notice.  We have designated newspapers Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico for this purpose.

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

•    approve the transformation of the corporate form or a merger with or into another company, spin-off, consolidation or split; and

•    authorize the management to petition for bankruptcy, to declare our company insolvent and to request procedures involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

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

•    approval of any joint venture between us and third parties involving an individual investment or investments aggregated over a fiscal year in excess of the amount equivalent in reais to US$100,000,000 or in excess of an amount equal to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher, provided that the joint venture was previously approved by our board of directors;

•    approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais equivalent to US$100,000,000, or in excess of an amount equal to 6% of our shareholders equity as determined in our latest annual balance sheet, whichever is higher; and

•    approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to two times our EBITDA of the preceding 12 months.

In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors has the following duties:

•    approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or cumulated over a fiscal year in excess of the amount in reais equivalent to US$20,000,000 or in excess of an amount equal to 1% and up to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher; and

•    approval of any financial arrangement in excess of an individual amount equivalent to one half and up to two times our EBITDA of the preceding 12 months.

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

•    merge all our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

•    approve our dissolution.

Notice of our shareholders’ meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located and another newspaper widely published, currently Folha de São Paulo, Gazeta Mercantil, Valor Econômico, Estado de S. Paulo or Brasil Econômico.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

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

In the event of a capital increase, that maintains or increases the proportion of capital represented by preferred shares, holders of ADSs, may, under certain circumstances described above, exercise preemptive rights to subscribe newly issued preferred shares.  In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, may under certain circumstances described above, have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us.  For risks associated with preemptive rights, see “Item 3D. Key Information – Risk Factors.”

Withdrawal Rights

Neither the common shares nor the preferred shares are redeemable.  Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares.  According to the Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that our shareholders representing at least one-half of our issued and outstanding voting capital authorizes:

•    the creation of preferred shares or the disproportional increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws;

•    the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or the creation of a new class with greater privileges than the existing classes of preferred shares;

•    a reduction in the mandatory distribution of dividends;

•    a change in our corporate purposes;

•    the transfer of all of our shares to another company in order to make us a wholly owned subsidiary of such company or vice versa;

•    our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

•    our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;

•    a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies; or

•    the transformation of us into another type of company.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) a transfer of all of our shares to another company in order to make us a wholly owned subsidiary of such company or vice versa, (b) a spin-off or, (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

In addition, the rights of withdrawal in items (iv), (v), (vii) and (viii), above, may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are part of the BM&FBOVESPA Index, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

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

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee.  We maintain book-entry form services with Banco Itaú Corretora de Valores S.A., or the registrar, which performs all the services of safekeeping and transfer of our shares and related services.

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf.  If the original investment is registered with the Central Bank pursuant to Resolution 2,689 of CMN, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership.

BM&FBOVESPA operates a clearing house through CBLC.  CBLC is also responsible for settlement and custody of the shares.

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

The Sendas Shareholders’ Agreement

On September 16, 2005, Sendas S.A., our subsidiary Sé Supermercados Ltda., or Sé Supermercados, we and investment funds of the AIG Group entered into an amended and restated shareholders’ agreement, or the Sendas Shareholders’ Agreement, establishing our respective rights and obligations in the Sendas Association.  Sendas S.A.  and we hold 50% of the voting capital of the Sendas Association, each.  Sendas S.A. has exercised its right to exchange all of its paid-in shares in the Sendas Association for preferred shares of our capital stock, pursuant to the Sendas Shareholders’ Agreement.

Among other provisions, the Sendas Shareholders’ Agreement provides for the following rights and obligations among the parties:

•    the board of directors of the Sendas Association is made up of 13 regular members and five alternates; as long as each of us and Sendas S.A. continues to own shares representing 50% of the voting capital of the Sendas Association, Sendas S.A. is entitled to appoint five members and two alternates and we are entitled to appoint seven members and two alternates;

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

Barcelona Comércio Shareholders’ Agreement

Within the scope of our acquisition of 60% of the total voting capital of Barcelona, we entered into a shareholders’ agreement with Assaí’s former controlling shareholders that established a put and call option related to the 40% ownership interest in Barcelona owned by these former controlling shareholders. On July 25, 2009, we exercised the put option, purchasing the remaining 40% interest in Barcelona. As a result, the put-option agreement is no longer enforceable.

According to the shareholders’ agreement, in case the call or put options were to be exercised, the purchase or sales price should have been calculated as follows:

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

In addition, the former controlling shareholders of Assaí may exercise the put option as of January 1, 2012 pursuant to the conditions set forth in criterion 1 mentioned above.

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

Distribution of Interest on Shareholders’ Equity

In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making dividend distributions.  Such interest is calculated by reference to the TJLP (long term interest rate) as determined by the Central Bank from time to time and cannot exceed the greater of:

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

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed with the Central Bank. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a resident in a Low or Nil Taxation Jurisdiction, if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain subject to taxation.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

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

Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•    exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, of January 26, 2000, (“2,689 Holder”) and (2) is not a resident in a Low or Nil Taxation Jurisdiction; or

•    subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

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

Discussion on Low or Nil Taxation Jurisdictions

In certain circumstances, the Brazilian tax legislation imposes higher taxation on transactions that are carried out with entities located in jurisdictions considered to maintain favorable tax regimes (the above mentioned Low or Nil Taxation Jurisdiction).

On June 24, 2008, Law No. 11,727 enlarged the scope of Low or Nil Taxation Jurisdiction (by adding the fourth paragraph to article 24 of Law no. 9,430/96 and introduced a new concept of “Privileged Tax Regime”. According to the enacted article 24-A of Law no. 9,430/96 it is considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

The recent enactment of the Normative Ruling no. 1,037/10, which sets forth the updated list of countries or jurisdictions deemed by Brazilian tax authorities to provide Favorable Taxation and Privileged Tax Regimes, made evident the acknowledgement by tax authorities that tax legislation does not provide for a singular concept for “tax haven”. Rather, there are cases of Low or Nil Taxation Jurisdiction and there are cases of Privileged Tax Regime, which must be analyzed separately. The provisions of Law No. 11,727/08 that refer to the “Privileged Tax Regime” came into effect on January 1, 2009.

In principle, the best interpretation of Law No. 11,727/08 lead us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions (Law no. 9,430/96) and thin capitalization rules (Law no. 12,249/10).

Thus, to income and gains realized by foreign investors that invest in the Brazilian financial and capital markets (2,689 Holder), the relevant concept is the one that makes reference to “countries that tax income at a rate lower than 20%”, as provided under Law no. 9,959/00 (i.e. only Low or Nil Taxation Jurisdiction) and the countries listed in the article one of the Normative Ruling No. 1,037/10.

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

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Although the current applicable rate for almost all foreign currency exchange transactions is 0.38%, the exchange transactions for the inflow and the outflow of funds by non–Brazilian holders for investment in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at the respective rates of 2% and 0%. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions (“IOF/Bonds”)

        Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently 0% but the Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.  On November 19, 2009, the Brazilian government increased the IOF/Bonds from zero to 1.5% on the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange. Any increase in the rate would not apply retroactively.

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

•    an individual citizen or resident of the United States;

•    a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•    an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•    a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations—Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, under current law, the U.S. dollar amount of dividends received in taxable years beginning on or before December 31, 2010 by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute foreign source “passive category” income and will be subject to various other limitations for U.S. foreign tax credit purposes.  Subject to generally applicable limitations under U.S. federal income tax law, Brazilian income tax imposed or withheld on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs.  Accordingly, the discussion above regarding the creditability of Brazilian income tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to the U.S. foreign tax credit are complex, and U.S. holders of preferred shares or ADSs are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss, if any, realized by a U.S. holder upon a sale, exchange or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the preferred shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates (which rates are scheduled to increase on January 1, 2011).  The deductibility of capital losses is subject to certain limitations under the Code.

Gain, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.  Consequently, if a Brazilian income tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

U.S.  Information Reporting and Backup Withholding

A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

Recently enacted legislation requires certain U.S. holders to report information with respect to their investment in certain “foreign financial assets” not held through a custodial account with a U.S. financial institution to the IRS. U.S. holders who fail to report required information could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment.

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

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência in accordance with CVM Instruction No. 480/09, which can be accessed through www.cvm.gov.br. Information from that website is not incorporated by reference into this document.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at:  Avenida Brigadeiro Luiz Antônio, no. 3,142, CEP 01402-901, São Paulo, SP, Brazil.

10I.        Subsidiary Information

Not required.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates.  Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates.  See note 17 to our financial statements included in this annual report for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk.

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

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2009.  See notes 16 and 17 to our financial statements included in this annual report.

	As of December 31, 2009
	Expected Maturity Date
	2010	2011	2012	2013	2014	There-after	Total	Fair Value	Annual Average Interest Rate
	(millions of reais)
Assets:
Cash and banks in reais	231.6	-	-	-	-	-	231.6	231.6
Cash equivalents denominated in reais	2,111.6	-	-	-	-	-	2,111.6	2,111.6	100.6% of CDI
Total cash and cash equivalents	2,343.2	-	-	-	-	-	2,343.2	2,343.2
Liabilities:
Loans and financing Floating rate, denominated in US dollars	0.7	-	-	-	-	-	0.7	0.7	4,1% over basket of foreign currencies (2)
Floating rate, denominated in US dollars (1)	299.6	277.9	223.0	-	-	-	800.5	800.5	102.8% of CDI
Floating rate, denominated in US dollars (1)	0.9	-	-	-	-	-	0.9	0.9	95.4% of CDI
Floating rate, denominated in reais	-	-	1,077.7	-	-	-	1,077.7	1,077.7	105% of CDI
Floating rate, denominated in reais	27.6	390.5	14.1	4.6	-	-	436.8	436.8	11% fixed rate
Floating rate, denominated in reais	142.8	23.1	4.1	1.9	-	-	171.9	172.8	3.1% over TJLP
Floating rate, denominated in reais	38.7	27.0	13.1	4.4	0.9	38.9	123.0	123.0	108% of CDI
Total loans and financing	510.3	718.5	1,332.0	10.9	0.9	38.9	2,611.5	2,612.4
Debentures
Floating rate, denominated in reais	19.4	459.6	361.9	459.9	200.0	-	1,500.8	1,481.9	6.1% over CDI

______________

(1)   We entered into cross-currency interest rate swaps in the same amount to mitigate our exposure to exchange rate variations.

(2)   Based on a basket of foreign currencies to reflect BNDES’s funding portfolio The annual TJLP, which is modified quarterly, was as follows:

	Three months ended March 31,
	2010	2009	2008	2007
IGP-M(1)	2.8%	-1.7%	9.8%	7.8%
CDI (2)	2.0%	9.9%	12.4%	11.8%
TR (3)	0.1%	0.7%	1.6%	1.5%

______________

(1)   Índice Geral de Preços –  Mercado (general price index) compiled by the Fundação Getúlio Vargas.

(2)   Certificado de Depósito Interbancário (interbank variable interest rate), annualized rate at the end of each period.

(3)   Taxa Referencial (reference rate)

We have not experienced, and we do not expect to experience, difficulty obtaining financing or refinancing existing debt.  See “Item 5B.  Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a discussion of our credit agreements.

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

Since January 1, 2005 and through December 31, 2009, the U.S. dollar depreciated by 34.8% against the real, and as of December 31, 2009, the commercial market rate for purchasing U.S. dollars was R$1.7404 to U.S.$ 1.00.  In the first three months of 2010, the realdepreciated by 2.3% against the U.S. dollar, and as of March 31, 2010, the commercial market rate for purchasing U.S. dollars was R$1.7802 to U.S.$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2009 included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$2.9 million at December 31, 2009 compared to R$19.3 million at December 31, 2008.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2009.

	Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(millions of reais)
Loans and financing
Foreign currencies (**)	0.7	-	-	-	-	-	0.7	0.7
US dollars (*)	300.5	277.9	223.0	-	-	-	801.4	801.4
reais	209.1	440.6	1,109.0	10.9	0.9	38.9	1,809.4	1,810.3
Total loans and financing	510.3	718.5	1,332.0	10.9	0.9	38.9	2,611.5	2,612.4
Debentures
reais	19.4	459.6	361.9	459.9	200.0	-	1,500.8	1,481.9
Total Debentures	19.4	459.6	361.9	459.9	200.0	77.8	1,500.8	1,481.9

______________

(*)   Originally US dollar-denominated and swapped to CDI.

(**) Based on a basket of foreign currencies to reflect BNDES’s funding portfolio.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See notes 16 and 17 to our financial statements included in this annual report.  As of December 31, 2009, the originally U.S. dollar-denominated debt of R$800.1 million and R$934.5 million as of December 31, 2008, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2010	2011	2012	2013	2014	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate

Cross currency and interest rate swap contracts notional amount (US dollars to reais)	197.5	348.2	67.9	-	-	-	613.6	664.2	102.4% over CDI	5.2% over U.S. dollar

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12D.      American Depositary Shares

     In the United States, our preferred shares trade in the form of ADS.  The ADSs commenced trading on the NYSE on May 29, 1997.

     We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights.

Fees and Expenses

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to ADS registered Holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
US$.02 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees Incurred Since December 31, 2008

From January 1, 2009 to June 15, 2010, the Company received from the depositary US$457,517, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be Paid in the Future

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Management, with the participation of our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 under Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Securities Exchange Act of 1934 Rules 13a-15 or 15d-15) as of the end of the period covered by this annual report, has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Management's Report on Internal Control over Financial Reporting. Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria. Our management’s report on internal control over financial reporting is included in this annual report as Exhibit 15.2.

The effectiveness of internal controls over financial reporting as of December 31, 2009 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements.  Ernst & Young’s attestation report on our internal controls over financial reporting is included herein as Exhibit 15.1.

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

16C.      Principal Accountant Fees and Services

Ernst & Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2009 and 2008.  The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes for services performed in 2009 and 2008, and a breakdown of these amounts by category of service:

	2009	2008
	(millions of reais)(1)
Audit Fees	7.1	5.7
Audit–Related Fees	0.4	0.2
Total	7.5	5.9

______________

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

Pre-Approval Policies and Procedures

The Fiscal Council approves all audit, audit-related, tax and other services provided by Ernst & Young Auditores Independentes.  Any services provided by Ernst & Young Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the fiscal council prior to any engagement.  The fiscal council is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.  In 2009, none of the fees paid to Ernst & Young Auditores Independentes were approved pursuant to the de minimis exception.

16D.      Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we were required to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Fiscal Council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).  In our assessment, our Fiscal Council is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A-3.  For a further discussion of our Fiscal Council and the audit committee exemption, see “Item 6C.  Directors, Senior Management and Employees—Board Practices—Fiscal Council.”

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

______________

(1)   All shares were purchased through a publicly announced program, in open-market transactions on the BM&FBOVESPA and on the NYSE.

(2)   For the purposes of this calculation, the purchases made on the BM&FBOVESPA were translated from nominal reais into U.S. dollars at the commercial selling rate of June 9, 2009 (R$1.9385 to US$ 1.00).

(3)   The share buyback program was approved by our board of directors on January 19, 2009, in accordance with applicable Brazilian legislation. We were authorized to buy back up to an aggregate of 3,000,000 preferred shares, including those traded in the form of ADRs, representing approximately 2.21% of our outstanding preferred capital as of December 31, 2008.  The program was terminated on April 18, 2009.  A  total of 369.600 preferred shares were purchased at an average price of US$15.21 per share. The shares held in treasury were reduced from 369,600 to 232,586 as a result of the tender offer in connection with the acquisition of Globex (Ponto Frio), see “Item 4A. History and Recent Development of the Company — Acquisition of Globex (Ponto Frio).”  We intend to use these shares for subsequent sale and/or cancellation with no capital decrease.

16F.       Change in Registrant’s Certifying Accountant

None.

16G.      Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards.  As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies.  Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.  As a Brazilian company listed on BM&FBOVESPA, we are required to comply with the corporate governance standards set forth in the Brazilian corporate law, and the rules of CVM.  The following is a summary of those differences.

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

The Brazilian corporate law requires companies to have a permanent or non permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting.  If a non-permanent Fiscal Council is established, meetings of such Fiscal Council shall be convened upon request of shareholders representing a certain percentage of the share capital of the company, as set forth in the Brazilian corporate law.  The Fiscal Council operates independently from management and from a company’s external auditors.  Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

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

Although we were not required to adopt a code of ethics, we implemented a code of ethics in 2000 to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large.  In order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2005.  For more information about our code of ethics, see “Item 16B. Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council / audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit department and our internal control department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our Board of Directors and Fiscal Council / Audit Committee and our internal control department reports to our chief financial officer.

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

ITEM 19.    EXHIBITS

Exhibit
Number                 Description

1.1                          English translation of our Estatuto Social (by-laws), as amended. *

2.(a)                        Form of Amended Deposit Agreement, among us, The Bank of New York Mellon, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(1)

4.(b)(1)                   Partnership Agreement dated February 5, 2004, among us, Sendas S.A., Sé Supermercados Ltda., Novasoc Comercial Ltda., Arthur Antonio Sendas, Sendas Empreendimentos e Participações Ltda., Pão de Açúcar S.A. Indústria e Comércio, Península Participações Ltda., Nova Península Participações S.A. and Abilio dos Santos Diniz.(2)

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

4.(b) (14)               English translation of Acordo de Acionistas (Stockholders’ Agreement) of Barcelona Comércio Varejista e Atacadista S.A., as amended.* (7)

4(b)(11)+               Operational and Administrative Management Services Agreement dated as of June 27, 2007. (9)

4(b)(12)+               First Amendment to Operational and Administrative Management Services Agreement, dated as of December 10, 2007. (9)

4(b)(13)+               Second Amendment to Operational and Administrative Management Services Agreement, dated as of October 1, 2008. (9)

4(b)(14)                 Third Amendment to Operational and Administrative Management Services Agreement, dated as of December 31, 2009. (9)

5.1                          English translation of Acordo de Acionistas (Stockholders’ Agreement) of Barcelona Comércio Varejista e Atacadista S.A., as amended. (7)

6.1                          See notes 4(o) to our financial statements for information explaining how earnings per share information was calculated.*

8.1                          List of Subsidiaries.  See note 3(a) to our financial statements for information regarding our subsidiaries.*

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

15.2                        Management’s Report on Internal Control over Financial Reporting. *

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

(7)           Incorporated herein by reference to our annual report on Form 20-F filed on May 16, 2008

(8)           Incorporated herein by reference to our annual report on Form 20-F filed on June 23, 2009

(9)           Incorporated herein by reference to amendment 1 to our annual report on Form 20-F filed on March 31, 2010

*              Filed herewith

+              Confidential treatment has been requested and granted for portions of this exhibit and submitted separately to the Securities and Exchange Commission.

Consolidated Financial Statements

Companhia Brasileira de Distribuição

December 31, 2009 and 2008

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2009 and 2008

Management’s Report on Internal Control over Financial Reporting

The management of Companhia Brasileira de Distribuição is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Globex Utilidades S.A., which is included in the 2009 consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries and constituted R$ 2,427,324 thousand, R$ (629) thousand and R$ 2,462,577 thousand of revenues net losses and assets, respectively, as of December 31, 2009.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting.  Based on that assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal controls over financial reporting as of December 31, 2009 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements.  Ernst & Young’s attestation report on the Company’s internal controls over financial reporting is included in Exhibit 15.1.

/s/ Enéas César Pestana Neto.	/s/ José Antonio de Almeida Filippo
Enéas César Pestana Neto	José Antonio de Almeida Filippo
Chief Executive Officer	Chief Financial Officer

Date: June  30, 2010

Report of independent registered public accounting firm

The Board of Directors and Shareholders of Companhia Brasileira de Distribuição and subsidiaries

We have audited the accompanying consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of January 1, 2008, December 31, 2009 and 2008, and the related consolidated statements of  comprehensive income, shareholders' equity, and cash flows for each of the two years ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Globex Utilidades S.A., a consolidated entity as of July 1, 2009, which statements reflect total assets of R$ 2,462,577 thousand as of December 31, 2009 and total revenues of R$ 2,427,324 thousand for the period from July 1 to December 31, 2009.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Globex Utilidades S.A., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion. In our opinion, and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries at January 1, 2008, December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the two years ended December 31, 2009, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Brasileira de Distribuição's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC2SP015199/O-6

Sergio Citeroni
Accountant CRC1SP170652/O-1

São Paulo, Brazil
June 28, 2010

Report of independent registered public accounting firm

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição and subsidiaries

We have audited Companhia Brasileira de Distribuição and subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Companhia Brasileira de Distribuição and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Globex Utilidades S.A., which is included in the 2009 consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries and constituted R$ 2,427,324 thousand, R$ (629) thousand and R$ 2,462,577 thousand of revenues net losses and assets, respectively, as of December 31, 2009.  Our audit of internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries also did not include an evaluation of the internal control over financial reporting of Globex Utilidades S.A.

In our opinion, Companhia Brasileira de Distribuição and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries as of January 1, 2008, December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the two years ended December 31, 2009 and our report dated June 28, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

CRC2SP015199/O-6

Sergio Citeroni

Accountant CRC1SP170652/O-1

São Paulo, Brazil

January 28, 2010

Companhia Brasileira de Distribuição

Consolidated statements of comprehensive income
Years ended December 31, 2009, and 2008
(In thousands of reais, except earnings per share)

	Notes	2009	2008

Gross sales		26,209,379	20,855,674
Taxes on sales		(2,968,839)	(2,823,659)
Net sales		23,240,540	18,032,015
Cost of sales		(17,493,806)	(13,279,497)

Gross profit		5,746,734	4,752,518

Operating expenses
Selling costs		(3,496,743)	(2,857,312)
General and administrative		(679,581)	(590,620)
Depreciation and amortization		(461,611)	(442,714)
Other operating expenses, net	27	(77,803)	(19,061)
Operating profit		1,030,996	842,811
Net finance expenses	28	(299,752)	(331,566)
Equity pickup results	14	7,016	(486)
Profit before income and social contribution taxes and employees' profit sharing		738,260	510,759

Income and social contribution taxes	23.a	(95,840)	(147,240)

Profit before employees' profit sharing		642,420	363,519
Employees’ profit sharing		(32,505)	(22,173)
Net income and comprehensive income		609,915	341,346

Attributable to equity holders of the parent		609,091	341,346
Attributable to noncontrolling interest		824	-
Net income and comprehensive income		609,915	341,346

Earnings per ordinary share	30
Basic earnings per share attributable to ordinary equity holders of the parent		2.3391	1.3891
Diluted earnings per share attributable to ordinary equity holders of the parent		2.3391	1.3891

Earnings per preferred non-voting share	30
Basic earnings per share attributable to ordinary equity holders of the parent		2.5848	1.5350
Diluted earnings per share attributable to ordinary equity holders of the parent		2.5010	1.4947

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of financial position

December 31, 2009 and 2008
(In thousands of reais)

	Notes	2009	2008	1/1/2008

Assets
Current Assets
Cash and cash equivalents	7	2,341,927	1,623,516	1,059,055
Trade receivable,net	8	2,109,406	1,519,966	1,362,473
Inventories	10	2,827,463	1,570,863	1,534,242
Recoverable taxes	11	416,550	322,368	379,935
Accounts receivable from vendors	8	255,845	356,962	453,889
Other current		293,158	155,343	115,322
Total current assets		8,244,349	5,549,018	4,904,916

Noncurrent assets
Trade receivable	8	419,191	374,618	371,221
Recoverable taxes	11	255,194	283,861	141,791
Deferred tax assets	23b	1,087,365	1,045,301	1,151,332
Related parties	21	118,650	76,472	58,232
Restricted deposits for legal proceedings		428,255	250,595	205,000
Other noncurrent		19,911	15,847	14,858
Investments in associates	14	197,247	92,724	93,210
Property and equipment, net	12	5,252,720	4,867,042	4,828,717
Intangible assets	13	2,008,485	1,163,123	1,137,280
Total noncurrent assets		9,787,018	8,169,583	8,001,641

Total assets		18,031,367	13,718,601	12,906,557

Companhia Brasileira de Distribuição

Consolidated statements of financial position

December 31, 2009 and 2008
(In thousands of reais)

	Notes	2009	2008	1/1/2008

Liabilities and equity
Current liabilities
Trade accounts payable		4,004,395	2,409,501	2,339,262
Loans and financing	16	510,322	297,699	1,439,066
Debentures	16	19,386	36,861	29,765
Payable related to private equity	15a	-	-	165,440
Payroll and related charges		428,188	224,103	173,053
Taxes and social contribution payable	22	351,694	110,234	102,418
Related parties	21	31,734	12,433	13,106
Dividends payable		98,052	67,994	50,084
Financing to purchase of real estate		14,212	45,747	15,978
Rent payable		60,834	42,130	44,159
Provision for restructuring		84,701	-	-
Deferred revenue		-	67,906	44,474
Payable related to acquisition of noncontrolling interest	15c	-	157,192	144,719
Other current liabilities		272,303	156,989	146,817
Total current liabilities		5,875,821	3,628,789	4,708,341

Noncurrent liabilities
Loans and financing	16	2,101,243	2,314,756	960,081
Debentures	16	1,481,356	777,868	777,024
Taxes payable in installments	22	1,205,579	200,827	250,837
Deferred tax liaiblity	23b	46,794	4,863	-
Provision for contingencies	18	367,165	1,244,125	1,216,189
Payable related to acquisition of noncontrolling interest		155,671	-	-
Other non current liabilities		154,499	93,152	95,419
Total noncurrent liabilities		5,512,307	4,635,591	3,299,550

Shareholders' equity
Share Capital	24	5,374,751	4,450,725	4,149,858
Reserves	24	1,249,446	1,003,496	748,808
Equity attributable to owners of the parent		6,624,197	5,454,221	4,898,666

Noncontrolling interest		19,042	-	-
Total shareholders' equity		6,643,239	5,454,221	4,898,666

Total shareholders' equity and liabilities		18,031,367	13,718,601	12,906,557

See accompanying notes

Companhia Brasileira de Distribuição

Consolidated statements of changes in shareholders’ equity
Years ended December 31, 2009 and 2008
(In thousands of reais)

		Capital Reserves				Profit reserves
	Share Capital	Special Goodwill Reserve	Other equity instrum.	Other reserves	Granted options	Legal	Expansion	Retained earnings	Equity attributable to owners of the parent	Noncontrolling interest	Total

Balances at January 1, 2008	4,149,858	517,331	128,096	-	27,570	133,617	54,842	(112,648)	4,898,666	-	4,898,666

Capitalization of reserves	60,936	-	-	-	-	-	(54,842)	(6,094)	-	-	-
Private subscription of shares	217,861	-	-	-	-	-	-	-	217,861	-	217,861
Stock options exercised	22,070	-	-	-	-	-	-	-	22,070	-	22,070
Recognized granted option	-	-	-	-	36,034	-	-	-	36,034	-	36,034
Net income for the year	-	-	-	-	-	-	-	341,346	341,346	-	341,346
Appropriation of net income to legal reserve	-	-	-	-	-	13,021	-	(13,021)	-	-	-
Dividends	-	-	-	-	-	-	-	(61,756)	(61,756)	-	(61,756)

Balances at December 31, 2008	4,450,725	517,331	128,096	-	63,604	146,638	-	147,827	5,454,221	-	5,454,221

Capitalization of reserves	239,031	(88,780)	-	-	-	-	-	(150,251)	-	-	-
Private subscription of shares	664,362	-	-	-	-	-	-	-	664,362	-	664,362
Stock options exercised	20,633	-	-	-	-	-	-	-	20,633	-	20,633
Paid in capital - Globex	-	-	-	7,677	-	-	-	-	7,677	-	7,677
Treasury shares	-	-	-	-	-	-	-	(10,908)	(10,908)	-	(10,908)
Recognized granted option	-	-	-	-	19,621	-	-	-	19,621	-	19,621
Aquisition of noncontrolling interest	-	-	-	-	-	-	-	-	-	18,218	18,218
Net income for the year	-	-	-	-	-	-	-	609,091	609,091	824	609,915
Appropriation of net income to legal reserve	-	-	-	-	-	29,579	-	(29,579)	-	-	-
Dividends	-	-	-	-	-	-	-	(140,500)	(140,500)	-	(140,500)
			-

Balances at December 31, 2009	5,374,751	428,551	128,096	7,677	83,225	176,217	-	425,680	6,624,197	19,042	6,643,239

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of cash flow

Year ended December 31, 2009 and 2008

(In thousands of reais)

	2009	2008

Cash flow provided by operating activities
Net income for the year	609,915	341,346
Adjustment to reconcile net income to
cash from operating activities
Deferred income tax	27,759	110,893
Loss on disposal of property and equipment	82,730	11,125
Depreciation and amortization	461,611	442,714
Unrealized financial income	316,718	539,117
Unrealized financial expenses	17,928	(39,725)
Equity pickup results	(7,016)	486
Provision for contingencies	81,326	115,996
Provision for property and equipment write-offs
and losses	(7,878)	6,162
Stock options	19,621	36,034
Decrease (increase) in assets
Trade accounts receivable	(170,835)	(60,566)
Inventories	(849,380)	(36,621)
Recoverable taxes	116,392	(77,741)
Related parties	28,355	(20,849)
Restricted deposits for legal proceedings	(99,419)	(20,905)
Other	(61,933)	(31,646)
Increase (decrease) in liabilities
Trade payables	1,052,761	70,239
Payroll and related charges	206,719	51,050
Other taxes	21,638	(72,961)
Income tax and social contribution paid	(4,383)	(43,695)
Other	214	(64,452)

Net cash flow provided by operating activities	1,842,843	1,256,001

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of cash flow (Continued)

Year ended December 31, 2009 and 2008

(In thousands of reais)

	2009	2008

Cash flow used in investing activities
Acquisition of subsidiary net of cash acquired	(885,113)	-
Property and equipment	(700,706)	(485,418)
Increase in intangible assets	(45,987)	(2,900)
Capital increase in subsidiaries	(9,318)	-
Proceeds from sale of property and equipment	4,330	3,592

Net cash flow used in investing activities	(1,636,794)	(484,726)

Cash flow provided by (used in) financing activities
Capital increase	487,144	88,196

Issuances	736,805	680,154
Repayments	(393,129)	(607,079)
Interest paid	(209,301)	(318,001)
Dividends paid	(109,157)	(50,084)

Net cash provided by (used in) financing activities	512,362	(206,814)

Net increase in cash and cash equivalents	718,411	564,461

Cash and cash equivalents, beginning of year	1,623,516	1,059,055

Cash and cash equivalents, end of year	2,341,927	1,623,516

See accompanying notes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2009 and 2008

(In thousands of reais)

1.    Corporate information

Companhia Brasileira de Distribuição and Subsidiaries ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas”, “Assai”, “Ponto Frio” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil. Founded in 1948, the Company has 85,000 employees, 1,080 stores in 20 Brazilian states and the Federal District and a logistics infrastructure comprised of 28 warehouses located in seven states as of December 31, 2009.

The Company’s shares trade on the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

The consolidated financial statements for the year ended December 31, 2009, were authorized by the Board of Directors on June 28, 2010.

2.    Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The consolidated financial statements are presented in Brazilian reais.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Real, which is the company’s functional and Company’s presentation currency. All the subsidiaries have Brazilian Real as their functional currencies.

a)   Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

2.    Basis of preparation (Continued)

b)    First time adoption of IFRS

For all periods up to and including the year ended December 31, 2008, the Company prepared its consolidated financial statements in accordance with the accounting practices adopted in Brazil, Brazilian GAAP (BRGAAP). These financial statements, for the year ended December 31, 2009, are the first the Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2009 as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as of January 1, 2008, the Company’s date of transition to IFRS. Note 31 explains the adjustments made by the Company in restating its BR GAAP statement of financial position at January 1, 2008 and its previously published BR GAAP financial statements for the year ended December 31, 2008.

3.       Basis of consolidation

        a)      Subsidiaries

The consolidated financial statements include the financial statements of all subsidiaries over which the parent company exercises control either directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are de-consolidated from the date that control ceases.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

3.       Basis of consolidation (Continued)

        a)      Subsidiaries (Continued)

The financial statements of the subsidiaries are prepared for as of the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Losses are attributed to the noncontrolling interest even if that results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated financial statements as the Company effectively has voting control over a 99.98% beneficial interest in Novasoc, pursuant to a shareholders’ agreement. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the shares of interest held in the company.

Sendas

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company, and ability to acquire the remaining voting rights.

PAFIDC

The Company consolidates PAFIDC’s financial statements, a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund’s profitability are linked to subordinated shares owned by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

3.      Basis of  consolidation (Continued)

The table below shows the legal interest of the parent company in each of the subsidiaries and associates.

	Investor’s interest (%) – as of December 31, 2009
				CBD	Sendas		Lake	Globex	Total
Companies	CBD	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades	Interest

Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	-	-	-	-	-	-	10.00
Sé Supermercados Ltda.	93.10	6.90	-	-	-	-	-	-	100.00
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-	57.43
PAFIDC	8.87	0.69	0.35	-	-	-	-	-	9.91
P.A. Publicidade Ltda.	99.99	-	-	-	-	-	-	-	99.99
Barcelona Com. Varej. e Atacadista S.A.	-	-	100.00						100.00
CBD Holland	100.00	-	-	-	-	-	-	-	100.00
CBD Panamá	-	-	-	100.00	-	-	-	-	100.00
Xantocarpa Empreend.e Partic. Ltda.	-	-	-	-	99.99	-	-	-	99.99
Vedra Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Bellamar Empreend.e Partic. Ltda.	-	-	100.00	-	-	-	-	-	100.00
Vancouver Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Dallas Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Bruxellas Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Lake Niassa Empreend.e Partic. Ltda.	-	-	-	-	-	-	-	100.00	100.00
Globex Utilidades S.A.	95.46	-	-	-	-	-	-	-	95.46
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	100.00	100.00
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	100.00	100.00
Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda.	-	-	-	-	-	-	-	100.00	100.00
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	100.00	100.00
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	100.00	100.00
PontoFrio.com Comércio Eletrônico S.A.	-	-	-	-	-	-	-	100.00	100.00

Equity Investees:
FIC	-	-	-	-	-	35.64	14.36	-	50.00
E-HUB Consult.Particip. e Com. S.A.	-	-	-	-	-	-	-	45.00	45.00
Banco Investcred Unibanco	-	-	-	-	-	-	50.00	-	50.00

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

3.      Basis of  Consolidation (Continued)

	Investor’s interest (%) – as of December 31, 2008
				CBD	Sendas	Total
Companies	CBD	Novasoc	Sé	Holland	Distrib.	Interest

Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	-	-	-	10.00
Sé Supermercados Ltda.	93.10	6.90	-	-	-	100.00
Sendas Distribuidora	14.86	-	42.57	-	-	57.43
PAFIDC	8.50	0.66	0.33	-	-	9.49
P.A. Publicidade Ltda.	99.99	-	-	-	-	99.99
Barcelona Com. Varej.e Atacadista S.A.	-	-	60.00			60.00
CBD Holland	100.00	-	-	-	-	100.00
CBD Panamá	-	-	-	100.00	-	100.00
Xantocarpa Empreendim.e Participações Ltda.	-	-	-	-	99.99	99.99

Equity Investees:
Miravalles	-	-	50.00	-	-	50.00

4.    Significant accounting policies

a)   Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

(i)   Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans receivables, held to maturity investments , or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through profit or loss, plus directly attributable transaction costs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(i)   Financial assets (Continued)

Initial recognition and measurement (Continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade and other receivables, related party receivables and restricted deposit from legal proceedings.  The Company does not have any available-for-sale or held-to-maturity investments as of December 31, 2009 and 2008.

Subsequent measurement

They are classified among categories mentioned below, according to the purpose for which they were acquired or issued:

·          Financial assets at fair value through profit or loss: these financial assets are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income when incurred as financial revenues or expenses. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance expense in the income statement.  The Company has not designated any financial assets upon initial recognition as at fair value through profit or loss other than derivatives.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(i)   Financial assets (Continued)

Subsequent measurement (Continued)

·          Loans granted and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the statement of income when incurred as financial revenues or expenses.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

·          The rights to receive cash flows from the asset have expired;

·         The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(i)   Financial assets (Continued)

Derecognition of financial assets (Continued)

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The Company first assesses whether objective evidence of impairment exists.

The criteria that the company uses to determine that there is objective evidence of an impairment loss include:

·          significant financial difficulty of the issuer or obligor;

·          a breach of contract, such as a default or delinquency in interest or principal payments;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(i)   Financial assets (Continued)

Impairment of financial assets (Continued)

·          the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession to the borrower that the Company would not otherwise consider;

·          it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

·          observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)  adverse changes in the payment status of borrowers in the portfolio;

(ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount of the asset is reduced through the use of an allowance and the amount of the loss is recognized in the consolidated income statement. Interest income is recorded as part of the finance income in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.  If a future write-off is later recovered, the recovery is credited to finance costs in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(i)   Financial assets (Continued)

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for collectability.  The provision is calculated based on historical average losses, and includes a review of specific accounts deemed uncollectable.

The Company securitizes its accounts receivable with a special purpose entity, the PAFIDC (Pão de Açúcar Fundo de Investimentos Creditórios). (See also Note 9).

(ii)  Financial liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans or borrowing, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings and derivative financial instruments.

Subsequent measurement

The measurement depends on the classification of liabilities as follows:

•    Financial liabilities measured at fair value through profit or loss: these include financial liabilities that are usually traded before maturity, liabilities designated in their initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at each balance sheet date. Interest expense, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in the statement of income when incurred.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.       Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(ii)  Financial liabilities (Continued)

Subsequent measurement (Continued)

•    Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Put options granted to noncontrolling shareholders

•     The classification of instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the entity’s own equity instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or it is a derivative that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.       Significant accounting policies (Continued)

a)   Financial instruments (Continued)

(ii)  Financial liabilities (Continued)

Put options granted to noncontrolling shareholders (Continued)

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in equity.

When the Company has a present ownership interest in the shares subject to the instrument, no minority interest is recorded and the shares subject to the instrument are accounted for as acquired. The Company’s policy is to treat any liability associated with the instrument as an IFRS 3 liability with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized in the income statement against finance expense.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 17.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement.

For the purpose of hedge accounting, hedges are classified as Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of an interest rate hedging derivative is recognized in the income statement in finance costs. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in the income statement in finance costs.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

b) Hedge accounting (continued)

Fair value hedges (continued)

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

c)   Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with an original maturity of three months or less. Bank overdrafts are included within current liabilities on the statements of financial position.

d)   Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

e)   Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If when impairment indicators exist, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use; the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

e)   Impairment of non-financial assets (Continued)

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as of December 31) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable valueamount of the cash generating unit is less than its carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Recoverable value is the higher of a cash generating unit's fair value less costs to sell and its value in use.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

f)   Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are required to be replaced in intervals, the Company recognizes such components as individual assets with specific useful lives and depreciation, respectively. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

f)   Property and equipment (Continued)

Land is not depreciated. Assessments of an asset's residual value and useful life are performed annually. The fixed assets recognized under IAS17 are depreciated by the shortest period between the term of the contract and useful life of the asset. The useful lives are as follows:

Asset Category:	Annual Depreciation rate %

Buildings	3.3
Improvements	6.7
Equipment	10.0 to 33.0
Installations	20.0 to 25.0
Furniture and fixtures	10.0
Vehicles	20.0

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

g)   Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

h)   Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the income statement when incurred.

Intangible assets consist mainly of purchased software, software developed for internal use, and trademarks.

Intangible assets with finite lives are amortized on a straight-line basis over the estimated economic life  and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and method is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which do not exceed three years. Software is amortized over five years.

Intangible assets with an indefinite useful life are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount may not be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from the indefinite to finite is made on a prospective basis.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

h)   Intangible assets (Continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is recognized.

i)    Classification of assets and liabilities as current and non-current

Assets (excluding deferred tax assets) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, assets that are held primarily for the purpose of being traded, and cash and cash equivalents are classified as current assets. Liabilities (excluding deferred tax liabilities) that are expected to be settled within twelve months after the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities.

j)    Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

j)    Leases (Continued)

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Leases are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The Company considers leases which transfer substantially all risks of benefits incidental to ownership of the leased item as finance leases.

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses on a straight-line basis during the term of the lease.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

k)   Provisions

Provisions are recognized when the Company  has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

l)    Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date in which such incremental dividends are approved by the Company’s shareholders.

m) Pension obligations

The pension plan is funded through payments to insurance companies, determined by periodic actuarial calculations which are classified as defined contribution plans according to IAS 19. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Company pays contributions to private administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

n)   Shareholders’ equity

Ordinary and preference shares are classified as equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to the Company’s equity holders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments.  Any difference between the carrying amount and the consideration is recognized in other capital reserves.

o)   Share-based payment

Employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions'). In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received (or to be received) are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

Equity-settled transactions

The cost of equity-settled transactions with employees for awards granted after 7 November 2002 is measured by reference to the fair value at the date on which they are granted. The fair value is determined by using an appropriate pricing model, further details of which are given in Note 25.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

o)   Share-based payment (Continued)

Equity-settled transactions (Continued)

The income statement expense or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognised is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 30).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

p)   Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

-      numerator: earnings for the period;

-      denominator: the number of shares is adjusted to include potential shares corresponding to dilutive instruments (stock options ), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s  shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

q)   Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

q)   Determination of net income (Continued)

(i)      Revenue

(a)   Sales of goods

       Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and rewards inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

(b)   Interest income

       For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in net finance expense in the income statement.

(ii)      Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and cash considerations received from vendors, changes in inventory and logistics costs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

q)   Determination of net income (Continued)

(ii)      Gross profit (Continued)

          Cash consideration received from vendors is measured based on contracts signed with suppliers.

          Changes in inventory, which may be positive or negative, are determined after taking into account any impairment losses.

          Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising all warehousing, handling and freight costs incurred after goods are first received at one of the Company stores or warehouses. Transport costs (e.g. for goods purchased on a “delivery duty paid” or “DDP” basis) are included in purchase costs.

(iii)     Selling expenses

          Selling expenses consist of all store expenses, such as salaries , marketing, occupancy, maintenance, etc.

(iv)    General and administrative expenses

          General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)     Other operating expenses, net

          Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

q)   Determination of net income (Continued)

(vi)    Net finance expenses

          Finance expenses include all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest,  losses related to the remeasurement of derivatives  at fair value, losses on disposals of financial assets, finance charges on contingencies and taxes interest charges on finance leases, and discounting adjustments.

          Finance income  includes income generated by cash and cash equivalents and tax and judicial deposits, gains related to the remeasurement of derivatives at fair value, purchase discounts obtained from vendors, and discounting adjustments.

r)   Taxation

          Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the Brazilian states where the Company operates and generates taxable income.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)  and is calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, over taxable income plus 10% over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

r)   Taxation (Continued)

          Deferred tax

Deferred tax is provided using the liability basis method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

          Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

          Deferred tax assets are recognized for all deductible temporary differences, and unused tax credits and losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

          With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

          The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

          Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

r)   Taxation (Continued)

          Deferred tax

          Deferred tax items relating to items recognized outside of profit or loss are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

          Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

  Other taxes

         Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the statements of income.

          The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold. The PIS and COFINS payable related to financial income and PIS and COFINS recoverable derived from financial expenses are also included in these line items of the statement of income.

Taxes recoverable or prepaid taxes  are shown in the current and noncurrent assets, in accordance with the estimated timing of  their realization.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

-     Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable;

-     Receivables and payables that are stated with the amount of sales tax included.The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.      Significant accounting policies (Continued)

s)  Business combinations and goodwill

Business combinations from January 1, 2007

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.

Company has measured the noncontrolling interest for the Barcelona Comércio Varejista e Atacadista S.A. “Assai” (Prior owner’s of Globex) and Globex acquisitions at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred were expensed.

Cost of the business combination is the aggregate of the fair value, at the date of the exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Company, in exchange for control of the acquire, plus any costs directly attributable to the business combination.

Any contingent consideration is included in the initial cost of the business combination it is probable and can be measured reliably; otherwise, it is only added  as an adjustment to the cost of the business combination when it is probable and can be measured reliably.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)    Business combinations and goodwill (Continued)

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2007

In comparison to the above mentioned requirements, the following differences applied:

Business combinations were accounted for comparing acquisition price less the historical carrying amounts of the net assets. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

 (a)    Associates

          The Company’s investments in its associates (FIC – Financeira Itaú CBD and BINV – Banco Investcred, both are the entities that finance sales directly to CBD customers, and are result of an association between Banco Itaú Unibanco with CBD and Globex) are accounted for using the equity method. An associate is an entity in which the Company has significant influence.

         Prevailing decisions related to the operational management of FIC and BINV lies with Itaú Unibanco, therefore, the Company does not have control to allow the consolidation of FIC in its consolidated financial statements. Thus, the Company accounts its investment in FIC and BINV by the equity method.

          Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)    Business combinations and goodwill(Continued)

Business combinations prior to January 1, 2007

(a)     Associates (Continued)

          The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the income statement as equity pickup results. This is the profit attributable to equity holders of the associate and therefore is profit after tax and noncontrolling interests in the subsidiaries of the associates. The financial statements of the associates are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

          After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company’s investment in its associates. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

          Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal are recognized in profit or loss.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

5. Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)  Operating lease commitments–Company as lessor

       The Company has entered into commercial property leases on its investment property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)   Estimated impairment of goodwill

       The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 4 and IAS 36. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.(see note 13).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

5. Significant accounting judgments, estimates and assumptions (Continued)

(b)   Income taxes

       Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

The Company has tax loss carry forwards amounting to a tax benefit of R$ 578,101 (R$ 364,402 in 2008). These losses do not expire and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. The Company recorded a valuation allowance against these deferred tax assets in the amount of R$ 106,196 in 2009 and 2008.

Further details on taxes are disclosed in Note 23.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

5. Significant accounting judgments, estimates and assumptions (Continued)

(c)   Fair value of derivatives and other financial instruments

       Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.  These techniques include the use of recent market transactions between independent parties, benchmark to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

(d)   Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 25.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

6.    Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s financial statements:

IAS 27 Consolidated and Separate Financial Statements (revised)

In January 2008, the IASB issued an amended version of IAS 27 ‘Consolidated and Separate Financial Statements’. This requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized. The amendment is effective for annual periods beginning on or after July 1, 2009 and is to be applied retrospectively, with certain exceptions. The Company plans to adopt the new requirement with effect from January 1, 2010. The Company has not yet completed its evaluation of the effect of adopting this interpretation.

IFRS 3 Business Combinations (revised)

In January 2008, the IASB issued a revised version of IFRS 3 ‘Business Combinations’. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration is measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognized in profit or loss. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs are expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009 and the Company plans to adopt it with effect from January 1, 2010. The Company is in discussions with Casas Bahia on a business combination which will be impacted by this pronouncement (see footnote 15).

IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 Financial Instruments completes the first part of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simple approach to determine whether a financial asset is measured at amortized cost or fair value. The new approach is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires a single impairment method to be used. This standard is effective for financial years beginning on or after January 1, 2013.  The Company has not yet completed its evaluation of the effect of adopting this interpretation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

6.    Standards issued but not yet effective (Continued)

Other standards issued but not yet effective up to the date of issuance of the Company’s financial statements that the Company does not currently anticipate will have a material impact in the period of initial adoption:

·         IAS 1 Current/noncurrent Classification of Convertible Instruments

·         IAS 7 Classification of Expenditures on Unrecognized Assets

·         IAS 17 Classification of Leases of Land and Buildings

·         IAS 24 Disclosure Requirements for Government-Related Entities and Definition of a Related Party

·         IAS 32 Classification of Rights Issues

·         IAS 36 Unit of Accounting for Goodwill Impairment Test

·         IAS 38 Additional Consequential Amendments Arising from IFRS 3 (revised)

·         IAS 38 Measuring the Fair Value of an Intangible Asset Acquired in a Business Combination

·         IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

·         IAS 39 Treating Loan Pre-payment Penalties as Closely Related Derivatives

·         IAS 39 Scope Exemption for Business Combination Contracts

·         IAS 39 Cash Flow Hedge Accounting

·         IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions

·         IFRS 8 Disclosure of Information about Segment Assets

·         IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives (amendments)

·         IFRIC 9 and IFRS 3 (revised) Scope of IFRIC 9 and IFRS 3 (revised)

·         IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

There are no other standards or interpretations that are issued but not yet effective that management believes will have a material impact on net assets or income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

7.       Cash and cash equivalents

The marketable securities at December 31, 2009 and 2008 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Marketable securities on hand and in bank accounts are classified as financial assets at fair value through profit or loss.

	CDI(*)	2009	2008	1/1/2008

Current
Marketable Securities:
Banco do Brasil	100.3%	705,608	548,917	-
Itaú	100.2%	555,657	205,483	193,549
Bradesco	101.1%	564,768	287,324	39,547
ABN AMRO	101.5%	161,941	188,077	38,522
Santander	101.0%	70,324	-	-
Unibanco	101.5%	15,079	68,796	95,193
CEF	98.0%	2,436	-	-
Votorantim	102.1%	11,612	-	-
Others	100.7%	12,120	63,105	283,308
Total		2,099,545	1,361,702	650,119

Cash on hand and in bank accounts		242,382	261,814	408,936

Cash and cash equivalents		2,341,927	1,623,516	1,059,055
* Average rate of CDI

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

8.    Trade accounts receivable

a)   Breakdown

	2009	2008	1/1/2008
Current
Resulting from sales through:
Credit card companies	775,450	416,443	409,731
Sales vouchers and others	129,903	108,300	88,107
Credit sales with post-dated checks	8,246	22,266	45,450
Consumer financing - direct credit	10,774	-	-
Trade accounts receivable from wholesale customers	64,942	-	-
Own credit card - interest free installment	11,491	-	-
Allowance for doubtful accounts	(17,237)	(10,520)	(6,421)
Accounts receivable from vendors	255,845	356,962	453,889
	1,239,414	893,451	990,756

Accounts receivable - PAFIDC	1,125,837	983,477	825,606
	2,365,251	1,876,928	1,816,362

Non-current
Accounts Receivable - Paes Mendonça	376,155	374,618	371,221
Others	43,036	-	-
	419,191	374,618	371,221

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex and Ponto Frio.Com, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 12 months.

Through its subsidiary Globex, the Company sells its credit card receivables to banks or credit card management companies, in order to obtain working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

8.    Trade accounts receivable (Continued)

b)   Accounts receivable - PAFIDC

The Company carries out securitization of its credit rights, represented by credit sales with food voucher and credit card company receivables, to PAFIDC. The volume of operations was R$ 9,051,236 for the year ended December 31, 2009 (R$ 8,057,146 for 2008), in which the responsibility for services rendered and subordinated interests were retained by the Company. The securitization costs of such receivables amounted to R$ 125,180 in 2009 (R$ 135,111 in 2008), as mentioned in Note 28, are recognized as financial expenses in the statement of income for 2009 and 2008, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance from the collection department to the fund’s manager.

The outstanding balances of these receivables at December 31, 2009 and 2008 were R$ 1,125,837 and R$ 983,477, respectively, net of allowance.

c)   Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities  by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

d)   Accounts receivable from vendors

Accounts receivable from vendors includes rebate's and discounts obtained from suppliers. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

8.    Trade accounts receivable (Continued)

e)    Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	2009	2008

At beginning of year	(10,520)	(6,421)
Provision for doubtful accounts	(214,165)	(48,597)
Recoveries and provision written off	207,448	44,498
At end of year	(17,237)	(10,520)

Credit sales with post-dated checks	-	(504)
Corporate sales	(1,269)	(1,409)
Other accounts receivable	(15,968)	(8,607)
	(17,237)	(10,520)

		Neither past due or impaired	Past due but not impaired
	Total		<30 days	30-60 days	61-90 days	>90 days

2009	2,832,257	2,719,156	76,364	4,923	2,995	28,819
2008	2,251,546	2,185,828	59,972	2,750	760	2,236
1/1/2008	2,187,583	2,158,211	16,808	2,425	1,969	8,170

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

9.    Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund would acquire credit rights derived from credit cards sales, meal tickets, installment system or post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at December 31, 2009, is composed of 10.295 senior shares held by third parties in the amount of R$ 1,077,727, which represent 90.1% of the fund’s equity (90.5% in 2008) and 2,864 subordinated shares, held by the Company and subsidiaries in the amount of R$ 118,547, which represent 9.9% of the fund’s equity (9.5% in 2008).

The subordinated shares were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at December 31, 2009 was R$ 118,547 (R$ 97,604 in 2008). The retained interest in subordinated shares represents the maximum exposure to loss under the securitization transactions.

The interest rates of senior shares are shown below:

		2009		2008		1/1/2008
Shareholders	Amount	CDI Rate	Balance	CDI Rate	Balance	CDI Rate	Balance

Senior A	5,826	105%	694,858	105%	629,307	105%	556,776
Senior B	4,300	105%	166,560	105%	150,847	101%	133,682
Senior C	169	105%	216,309	105%	150,695	105%	133,344
			1,077,727		930,849		823,802

Subordinated shares are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated shares only after the redemption of senior shares or at the end of the fund’s term. Once the senior shares have been remunerated, the subordinated shares will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior shares have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, non-retroactive and the transfer is definitive.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

10.   Inventories

	2009	2008	1/1/2008

Stores	1,991,114	1,192,932	1,048,525
Warehouses	935,323	459,415	568,218
Provision for inventories	(98,974)	(81,484)	(82,501)

	2,827,463	1,570,863	1,534,242

11.   Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	2009	2008	1/1/2008
Current
Taxes on sales	276,244	197,515	299,399
Income tax and others	140,508	125,055	80,581
Present value adjustment	(202)	(202)	(45)
	416,550	322,368	379,935
Noncurrent
Taxes on sales	244,067	214,388	61,589
ICMS and others	14,404	70,142	80,570
Present value adjustment	(3,277)	(669)	(368)
	255,194	283,861	141,791
Total of recoverable taxes	671,744	606,229	521,726

Income tax and others – During 2009, the Company received a negative answer from the Brazilian Internal Revenue Service (IRS) in the process of requesting the off-setting of Finsocial recoverable with other taxes. Even though the Company had favorable decisions in the past and can challenge judicially the present decision, the Company decided to write-off the amount of R$ 68,275 related to the portion not allowed.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

11.   Recoverable taxes (Continued)

Taxes on sales – The São Paulo state government has included new lines of products in the taxation of ICMS by tax substitution (payment of ICMS in earlier stages of the products life cycle). Various kinds of products were gradually incorporated by this system, primarily in 2009, such as medicine, beverages, toiletries, perfumer, pulp and paper, cleaning products, bikes, hardware, mattress, electric devices, home appliances and toys. As a result, currently approximately 80% of products sold by the Company are covered by this new system.

Due to the tax substitution system, the ICMS previously recorded as recoverable by the Company becomes part of the cost of the product, due to the fact that the Company no longer pays ICMS on the sales of the products.

Considering that the recovery of such ICMS credits became remote with the new legislation, Company decided to write-off the amount of R$ 255,146 in 2009.

12.   Property and equipment, net

	2009
	Balance as of 12/31/2008	Additions	Depreciation	Aquisition of subsidiary - Globex	Disposals	Transfers	Balance as of 12/31/2009

Lands	857,634	2,790	-	15,103	-	5,913	881,440
Buildings	1,877,362	6,422	(77,505)	19,710	2,274	19,760	1,848,023
Leasehold improvements	1,203,779	23,546	(146,164)	47,777	(9,269)	47,032	1,166,701
Equipments	402,208	87,205	(113,833)	30,584	(7,412)	25,522	424,274
Installations	106,300	26,167	(39,210)	27,948	(479)	(21,512)	99,214
Furnitures and Fixtures	210,787	17,993	(42,975)	25,360	(2,235)	12,062	220,992
Vehicles	14,212	10,608	(4,185)	1,855	(2,311)	634	20,813
Construction in progress	68,426	451,432	-	18,722	(6,550)	(170,684)	361,346
Other	2,792	42,367	(1,022)	1,694	(14)	63,262	109,079
	4,743,500	668,530	(424,894)	188,753	(25,996)	(18,011)	5,131,882

Finance Leases:
Machinery and equipment	13,326	29,754	(1,818)	-	-	(5,988)	35,274
Hardware	62,239	6,373	(1,208)	-	3	(32,413)	34,994
Installations	5,210	3,256	(1,383)	-	-	(5,851)	1,232
Furniture and fixtures	8,936	1,267	(2,450)	-	-	10,493	18,246
Vehicles	1,776	107	(510)	-	-	(717)	656
Buildings	32,055	130	(1,579)	-	-	(170)	30,436
	123,542	40,887	(8,948)	-	3	(34,646)	120,838
Total	4,867,042	709,417	(433,842)	188,753	(25,993)	(52,657)	5,252,720

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

12.   Property and equipment, net (Continued)

	2008
	Balance as of 01/01/2008	Additions	Depreciation	Disposals	Transfers	Balance as of 12/31/2008

Lands	714,532	94,872	-	(6,197)	54,427	857,634
Buildings	1,819,847	66,076	(78,391)	(3)	69,833	1,877,362
Leasehold improvements	1,228,605	104,307	(135,522)	(3,032)	9,421	1,203,779
Equipments	458,559	85,004	(108,502)	(1,864)	(30,989)	402,208
Installations	133,796	30,382	(42,661)	(817)	(14,400)	106,300
Furnitures and Fixtures	183,794	23,272	(40,376)	(2,210)	46,307	210,787
Vehicles	10,679	7,618	(3,127)	(1,168)	210	14,212
Construction in progress	199,597	1,784	-	-	(132,955)	68,426
Other	3,324	3,245	(826)	(1,097)	(1,854)	2,792
	4,752,733	416,560	(409,405)	(16,338)	-	4,743,500

Finance Leases:
Machinery and equipment	13,685	49	(408)	-	-	13,326
Hardware	12,876	59,324	(9,961)	-	-	62,239
Installations	4,690	1,066	(546)	-	-	5,210
Furniture and fixtures	8,968	1,724	(1,756)	-	-	8,936
Vehicles	2,521	-	(745)	-	-	1,776
Buildings	33,244	549	(1,738)	-	-	32,055
	75,984	62,712	(15,154)	-	-	123,542
Total	4,828,717	479,272	(424,559)	(16,338)	-	4,867,042

No impairment charges were recognized in the years ended December 31, 2009 and 2008.

a)   Capitalized borrowing costs

      The capitalized borrowing costs are related to the constructions or significant refurbishment of approximately 370 stores.

      The amount of borrowing costs capitalized during the years ended December 31, 2009 and 2008 were R$ 12,229 and R$ 31,723, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 100% of CDI, which is the effective interest rate of companies’ borrowings.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

13.   Intangible assets

	Goodwill - Cash & Carry	Goodwill - Home Appliance	Goodwill - Retail	Tradenames	Software	Total

Balance as of January 1, 2008	355,644	-	669,046	38,639	73,951	1,137,280

Additions	14,576	-	3,265	-	33,420	51,261
Disposal	-	-	-	-	(28)	(28)
Amortization	-	-	-	-	(25,390)	(25,390)
Balance as of December 31, 2008	370,220	-	672,311	38,639	81,953	1,163,123

Additions					79,563	831,473
Transfers	42,827	702,710	6,373	-	55,962	55,962
Write-off	-	-	-	-	(1,181)	(1,181)
Amortization	-	-	-	-	(40,892)	(40,892)

Balance as of December 31, 2009	413,047	702,710	678,684	38,639	175,405	2,008,485

Impairment testing of goodwill and intangibles

Goodwill and intangible assets were tested for impairment at December 31, 2009 and 2008 by the method described in note 4 – “Significant Accounting Policies”.

Management made an estimate of recoverable amounts or values in use for all assets. The assumptions used are set out below.

As a result of the impairment tests carried out in 2009 and 2008, the Company did not recognize impairment losses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

13.   Intangible assets (Continued)

a)   Goodwill impairment

      Impairment testing consists of determining the recoverable values of the cash generating units (CGUs) or groups of CGU to which the goodwill is allocated and comparing them with the carrying amounts of the relevant assets. Goodwill arising on the initial acquisition of companies is allocated to the groups of CGU in accordance with the classifications set out in note 26 (Segment Information).

      For internal valuation, impairment testing generally consists of determining the value in use of each CGU in accordance with the principles set out in note 4 e). Value in use is determined by the discounted cash flows method, based on a pre-tax cash flow and using the following rates:

	Growth rate	Discount rate

Cash Flow (2008 and 2009)	Between 3.9% and 4.9%	11.3%

The future cash flow assumptions and growth prospects are based on the Company’s annual budget and long-term business plans, approved by the Board of Directors, as well as comparable market data and they represent Management’s best estimate of the economic conditions that exist during the economic useful life of group of the assets that generate cash flows.

Key assumptions used in the impairment analysis are outlined below:

1.    Revenues – projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2010 and 2014;

2.    Costs and operational expenses – projected based on the Company’s historical performance. The growth was projected in line with historical sales growth.

3.    Capital investments – capital investments were estimated considering the infrastructure required to support the assumed sales growth.

Key assumptions were estimated considering the Company’s historical performance and based on reasonable macroeconomic assumptions and are compatible with external sources of information based on financial market projections, and are documented and approved by Company’s management.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

13.   Intangible assets (Continued)

b) Other Intangibles

Software was tested for impairment following the same criteria established for property and equipment.

14. Investments in associates

a) Breakdown of investments

Investments Breakdown
	FIC/ Miravalles	BINV - Globex	Others	Total

Balances at January 1, 2008	92,904	-	306	93,210

Equity pickup	(494)	-	8	(486)
Balances at December 31, 2008	92,410	-	314	92,724

Additions	15,623	79,615	3,100	98,338
Merger	75,592	(75,592)	-	-
Other	(3,788)	2,957	-	(831)
Equity pickup	(3,272)	11,050	(762)	7,016
Balances at December 31, 2009	176,565	18,030	2,652	197,247

Miravalles

Miravalles, a company formed in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú Unibanco Holding S.A., which now holds 50% equity interest of such company (the other 50% interest is held by the Company). Also in 2004, Miravalles formed Financeira Itaú Companhia S.A. (“FIC”). FIC is a company which structures and trades financial products and services exclusively to the Company’s customers.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

14.     Investments in associates (Continued)

a)   Breakdown of investments (Continued)

On  August 28, 2009, the Company and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) amended the FIC partnership agreement, removing Itaú Unibanco’s exclusivity obligation. In return, Itaú-Unibanco paid in total R$ 600 million, which was recognized as a gain in “Other Operating Expenses, net” (Note 27); in addition, the Company and Itaú Unibanco also extended the partnership agreement for additional 5 years, which shall be effective up to August 28, 2029.  (see Note 27); finally the new partnership agreement includes all brands and formats of stores operated or owned by the Company, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce.

During 2009, there was a corporate restructuring involving the merger of Miravalles and FIC. After such restructuring, the Company still holds an interest of 50% in FIC.

The operational management of FIC is under the responsibility of Itaú Unibanco.

The summarized financial information of FIC at December 31, 2009 and 2008 is as follows:

		2008	1/1/2008
	2009
Operating results:
Revenues	703,176	531,717	145,061
Operating income losses	8,470	4,146	(89,812)
Non-operating losses	(560)	(415)	(316)
Net income losses	(6,544)	(529)	(62,654)

Current assets	2,471,929	1,522,357	1,287,911
Non-current assets	371,574	169,869	145,157
Total assets	2,843,503	1,692,226	1,433,068

Current liabilities	2,228,791	1,436,330	1,197,165
Non-current liabilities	139,331	71,076	48,936
Shareholders' equity	475,381	184,820	186,967
Total liabilities and shareholders' equity	2,843,503	1,692,226	1,433,068

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest

a)    Settlement of liability instrument with  AIG

        On November 30, 2004, the shareholders of Sendas Distribuidora and the investment funds of AIG Group ("AIG"), entered into an agreement in which AIG invested R$ 135,675 in Sendas Distribuidora and received 157,082,802 class B preferred shares newly issued by Sendas Distribuidora, representing 14.86% of its capital. AIG waived any rights related to receiving dividends on the shares until November 30, 2008. This instrument was deemed to be a liability instrument under IFRS as of the transition date on January 1, 2008 because of certain put features whereby AIG had the right to put the shares back to CBD.

        According to the agreement, the Company and AIG mutually granted reciprocal put and call options of shares acquired by AIG in Sendas Distribuidora, which could be exercised within approximately 4 years.

        On March 17, 2008, AIG notified the Company about its intention to exercise the put option for 157,082,802 class B preferred shares of Sendas Distribuidora for the amount of R$ 165,440 (R$ 12,066 in cash and R$ 153,364 in the issuance of the Company’s preferred shares) which was determined by the formula described in the divestment agreement signed on December 1, 2004.

        On May 6, 2008, the parties executed an agreement for the purchase and sale of shares, transferring the ownership of AIG's Sendas Distribuidora shares to the Company and thereby settling the liability to AIG .

        The share swap representing the exercise of the put option occurred on June 27, 2008, with the authorization for the issuance of preferred shares by the Company’s Board of Directors.

       The liability was valued at R$ 165,440 as of January 1, 2008 and March 17, 2008 according to the formula described in the divestment agreement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

b)    Acquisition of Globex

        The acquisition of Globex was approved through the Company's subsidiary Mandala at an Extraordinary General Shareholders' Meeting held on July 6, 2009. The Company entered into a Share Purchase Agreement on June 7, 2009 for the acquisition of 86,962,965 common shares, representing 70.2421% of the total and voting capital stock of Globex at the price of R$ 9.4813 per share. The agreement initially proposed the price of acquisition as R$ 824,521 (being, R$ 373,436 in cash and R$ 451,085 in installments).

        According to the agreement, the portion payable in installments was subject to conversion into Company’s class B preferred shares, with 10% premium upon conversion, such conversion was accepted  by Globex’s former controlling shareholders and approved on Company’s Board of Directors in July 7, 2009.

        The Class B shares were issued at the fair value in exchange date. Additionally, Class B shares have no voting rights and dividends of R$ 0.01, and are not negotiable in the stock market.

        Pursuant to Brazilian Corporate Law, Mandala held a public offering to acquire Globex shares owned by the other noncontrolling shareholders for R$ 7.59 per share, corresponding to 80% of the price paid to controlling shareholders, of which R$ 3.44 per share was paid in cash and R$ 4.15 per share was paid by installments.

        As a result of the public offering, during 2009, to noncontrolling shareholders, the  Company acquired 31,221,666 Globex shares (R$ 236,816).

        All conditions established in the agreement, were extended to the minority shareholders’.

        Both, controlling and noncontrolling shareholders’, upon conversion of Class B preferred shares, will receive an equivalent number of Class A preferred shares, according to the following schedule:

a.    32% were converted as of the ratification date, at the Company’s Extraordinary General Meeting held at July 6, 2009;

b.    28% were converted at January 7,2010;

c.    20% will be converted at July 7, 2010; and

d.    20% will be converted at January 7, 2011.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

b)    Acquisition of Globex (Continued)

        The Company has also guaranteed  a minimum price of R$ 40.00 per share for the A shares at the time of conversion, restated according to CDI, from July 7, 2009 to the conversion date. Therefore, if the value of the class A shares (calculated according to the weighted average price per volume on the fifteen (15) trading sessions of BOVESPA immediately prior to each conversion) are less than R$ 40.00 plus CDI restatement, the Company shall pay the difference in cash.

        At the first conversion, held on July 6, 2009, the Company paid an additional R$ 5,669 to former controlling shareholders of Globex.  This amount was recorded as a decrease of the value of the shares issued at the acquisition date (a decrease to paid In capital account in equity) In the second conversion held on January 7, 2010, no additional amount was paid. The stock price of Class A preferred shares was R$ 59.24 on March 19, 2010.

        From the date of the acquisition, Globex has contributed R$ 2,427,324 of revenue and R$ (629) in net losses to the Company. If the combination had taken place at the beginning of the year, considering pro-forma annualized information of the second semester of 2009, revenue from continuing operations would have been R$ 28,694,209 and the profit from continuing operations for the Company would have been R$ 609,286.

        The table below summarizes the business combination in accordance with IFRS 3:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

b)    Acquisition of Globex (Continued)

Provisional purchase price allocation
Assets
Cash and cash equivalents	82,765
Trade receivable	689,534
Inventories	407,220
Recoverable taxes	183,117
Deferred tax assets	296,508
Restricted deposits for legal proceedings	57,033
Other	125,086
Investments in associates	14,987
Property and equipment	190,912
Intangible assets	34,222
2,081,384
Liabilities
Trade payable	(542,135)
Loans and financing	(404,240)
Taxes and social contributions payable	(141,357)
Dividends payable	(1,672)
Provision for contingencies	(220,163)
Other	(318,695)
(1,628,262)
Total identifiable net assets	453,122

Goodwill arising on acquisition	702,710

Total net assets acquired	1,155,832

Consideration paid in shares	200,290
Consideration paid in cash	932,142
Transaction costs	23,400
Total consideration paid	1,155,832

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

b)    Acquisition of Globex (Continued)

        The acquisition of Globex was accounted under the acquisition method consistent with IFRS 3. The Company has not obtained a final valuation for the fair value of the net assets in order to conclude on the valuation of the goodwill related to the Globex purchase. Consistent with the IFRS 3 allocation period of 12 months to complete the purchase price allocation, the Company will conclude the collection of data and conclude the valuation of the fair value of net assets acquired during 2010. The Company does not expect significant changes in the valuation of accounts, other than property and equipments and the identification of intangibles.

        The Company finalized another public offering on February 9, 2010, for the remaining noncontrolling shareholders of Globex, acquiring an additional 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock. The Company now holds 98.32% of Globex’ capital stock. The Company paid R$ 28,428 in cash and 137,014 Class B Preferred Shares for the additional interest of 3.3%.

        Considering that the first and second conversion dates have already occurred, 60% of the Class B Preferred Shares delivered as payment for the second public offering, were converted into Class A Preferred Shares at February 17, 2010.

        As of December 31, 2009, CBD holds 95.46% of Globex shares and has paid total acquisition price of R$ 1,155,832 and as of the date of this report, CBD holds 98.77% of Globex shares for a total cumulative acquisition price of R$ 1,188,300.

c)    Acquisition of non-controlling  interest in Barcelona Comércio Varejista e Atacadista S.A. "Assai"

        On November 1, 2007, the Company, by means of its subsidiary Sé, acquired shares representing 60% of the total and voting capital of Barcelona, a  company which received Assai’s spun-off assets related to the activities it previously carried out in the wholesale market of the food industry in the amount of R$ 208,504 originating goodwill of R$ 206,068.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

c)    Acquisition of non-controlling  interest in Barcelona Comércio Varejista e Atacadista S.A. "Assai" (Continued)

        A shareholders’  agreement was signed relating to the remaining 40% noncontrolling interest that established a put and call option of such interest, which was to be calculated by using an EBITDA multiple or by using a calculation based on the purchase price of the initial 60%.

        The Company fully consolidates Barcelona for all years presented and does not record a minority interest because it has a present ownership interest in the noncontrolling shares as the selling shareholders have not retained substantive rights and CBD has an option to call the remaining shares at any time.In accordance with their policy, the Company treats the put option granted to the noncontrolling interest as an IFRS 3 liability related to a business combination. The liability is recognized initially and at each reporting date at the redemption amount payable upon exercise of the option.  The liability is recorded against goodwill with an offset in the “Payable related to acquisition of noncontrolling interest” line on the balance sheet in the amount of R$157,192 on December 31, 2008 (R$144,719 on January 1, 2008).   On July 8, 2009, the Company exercised its call option, through its indirect subsidiary Nerano Empreendimentos e Participações Ltda., and acquired the remaining 40% interest in Barcelona for the amount of R$ 175,000, which will be paid semi-annually until January 2011, restated by the CDI rate. There will be an additional cash payment due to the previous owners in January 2011 of R$ 25,000, restated by the CDI rate, if certain conditions are met in 18 months.

       As of December 31, 2009, the conditions relating to the payment of the R$25,000 are probable of being achieved due to a significant expansion of the business. Accordingly, the value of the contingent consideration has been included in goodwill as an addition to the acquisition cost of the noncontrolling interest.

       The increases in the liability due to the previous owners of Barcelona Comércio Atacadista S.A. “Assai”  due to monetary restatement have been recorded through finance expense.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

d)    Sendas

On October 19, 2006, Sendas S.A. notified the Company of its intention to exercise its put option and exchange all of its interest in Sendas Distribuidora for cash according to the Shareholders’ agreement of Sendas Distribuidora. The Company responded to the notification informing Sendas that the option was not exercisable since the transaction between the Diniz group and the Casino group did not constitute a transfer of control and, therefore, did not  trigger the ability to exercise the put option under the change of control clause. On October 31, 2006, the Company was notified by the Fundação Getúlio Vargas Arbitration Chamber (Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV) of the arbitration procedure initiated by Sendas to resolve the matter.

On January 5, 2007, Sendas S.A. notified the Company of the exercise of its right to exchange all of its interest in Sendas Distribuidora for the Company’s preferred shares. This right to exchange the shares would be exercised if the final outcome of the decision from the arbitration process was unfavorable to Sendas S.A.

On April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to the Company that the 2005 partnership transaction with Casino did not result in a change in control.

Because the decision was favorable to the Company, the exercise of the put by Sendas S.A. on January 5, 2007 was valid. Sendas S.A. exercised its right to swap all paid shares relating to Sendas Distribuidora it holds for preferred shares of the Company’s capital stock. As per the Shareholders’ Agreement, the exit of Sendas S.A. will be calculated based on the fair value of Sendas Distribuidora.

Because the put was exercised before the IFRS transition date, the Company has a present ownership interest in the shares through its legal obligation to issue preferred shares of CBD in exchange for shares of Sendas Distribuidora. Therefore, the Company fully consolidates Sendas Distribuidora and does not record a minority interest.

The Company and Sendas S.A. are currently negotiating the actual amount to be paid under the agreement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

15.   Business combinations and acquisition of noncontrolling interest (Continued)

d)    Sendas (Continued)

CBD expects to pay the  Sendas S.A.  R$128,096 by issuing a fixed number of CBD preferred shares (3,566,000 shares) as calculated per the agreement. These shares have been classified as equity instruments in other equity instruments in accordance with IAS 32 as of the IFRS transition date (January 1, 2008) because CBD is exchanging a fixed number of shares in the its own stock with a fixed number of shares in its subsidiary’s stock.

16.   Loans and financing

(i)    Breakdown of debt

	Note	2009	2008	1/1/2008

Debentures
Debentures	16d	22,843	35,681	27,819
Swap contracts	16a	654	2,024	2,790
Financing fees		(4,111)	(844)	(844)
		19,386	36,861	29,765
Local currency
BNDES	16b	143,744	93,057	98,032
Working capital	16a	27,593	-	36,831
PAFIDC		-	-	823,802
Financial lease	19	38,711	32,289	23,936
Financing fees		(422)	(3,870)	(366)
		209,626	121,476	982,235

In foreign currency
BNDES	16b	654	10,562	7,926
Working capital	16a	170,904	178,493	223,991
Swap contracts	16a	129,635	(12,267)	225,306
Financing fees		(497)	(565)	(392)
		300,696	176,223	456,831
Sub Total
Total current		529,708	334,560	1,468,831

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(i)    Breakdown of debt (Continued)

	Note	2009	2008	1/1/2008
Debentures
Debentures	16d	1,492,893	779,650	779,650
Financing fees (**)		(11,537)	(1,782)	(2,626)
		1,481,356	777,868	777,024

In local currency
BNDES	16b	29,117	109,750	201,514
Working capital	16a	409,063	430,189	-
PAFIDC	9	1,077,727	930,849	-
Financial leases	19	84,192	74,765	74,856
Swap agreements	16a	1,100	-	-
Financing fees		(106)	(513)	(428)
		1,601,093	1,545,040	275,942

In foreign currency
BNDES	16b	-	877	8,513
Working capital	16a	477,008	849,207	589,161
Swap contracts (*)	16a	23,449	(79,561)	86,905
Financing fees (**)		(307)	(807)	(440)
		500,150	769,716	684,139

Total non-current		3,582,599	3,092,624	1,737,105

(*)    Fair value of the swap contracts, including current and non-current, amounted to R$ 154,838 in 2009 (R$ (89,804) in  December 31, 2008 and R$ 315,001 January 1, 2008).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii)   Noncurrent maturity

R$
2011	1,190,061
2012	1,693,894
2013	470,797
2014	200,904
Over 60 months	38,893
sub-total	3,594,549
Funding cost	(11,950)
Total	3,582,599

a)   Working capital financing

Obtained from local banks, with a portion used to fund the Company’s working capital. The loans have no collateral.

		Rate	2009	2008	1/1/2008
Debt
Local currency
BNDES	TJLP		-	-	6,443
Itaú Unibanco	CDI	100.0%	4	-	30,388
Banco do Brasil	Fixed	11.0%	404,332	430,189	-
Itaú Unibanco	Fixed	1.5%	1,702	-	-
IBM	Fixed	0.8%	25,517	-	-
Alfa	Fixed	1.5%	5,101	-	-
			436,656	430,189	36,831

Foreign currency
ABN AMRO	YEN	5.5%	375,920	491,984	308,899
Santander	USD	6.3%	271,991	535,715	488,271
Brasil	YEN		-	-	15,982
			647,912	1,027,700	813,152
Swap agreements
ABN AMRO	CDI	103.2%	102,902	(23,689)	178,996
Santander	CDI	103.2%	49,269	(92,775)	114,271
Votorantim	CDI	100.0%	197	17,574	1,303
Pactual	CDI	100.0%	718	7,062	16,482
Brasil	CDI	105.7%	1,098	-	1,159
			154,184	(91,828)	312,211

Total			1,238,752	1,366,061	1,162,194

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

a)   Working capital financing (Continued)

The Company uses swap transactions to exchange U.S. dollar-denominated and yen-denominated obligations and fixed interest rates to the Brazilian real pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swap transactions.

The CDI annual benchmark rate at December 31, 2009 was 9.88% (12.38% in 2008).

b)   BNDES credit line

The line of credit agreements  denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it is required to comply with certain debt covenants, calculated based on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Company  controls and monitors covenants.

On December 31, 2009, the ratio (i) mentioned above was 0.37%. The Company does not anticipate an early settlement of said agreement. Nevertheless, following IAS 1, such financing amounted to R$ 72,400 and was reclassified to current liabilities. The Company’s parent company is the guarantor in operations with BNDES as a joint and severally liable party for settlement of said agreements.

In the event the TJLP exceeds 6% per annum, the surplus is added to the principal. In the year ended at December 31, 2009, R$ 583 was added to the principal (R$ 611 in 2008).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

b)   BNDES credit line (Continued)

In the Globex subsidiary, all the agreements and loans taken out with financial institutions (BNDES, Banco IBM and Itaú Unibanco) contain debt covenants allowing institutions the option of declaring an early maturity in the event of change in beneficiary’s control. All of the financial institutions officially declared that they will not exercise these covenants prior to year end in 2009. As a result, these amounts have been classified according to their maturity dates in the balance sheet.

Annual financial charges	Grace period in months	Number of monthly installments	Maturity	2009	2008	1/1/2008
Currency basket + 4.125%	14	60	Jan/10	654	11,439	16,438
TJLP + 4.125%	12	60	Nov/09	-	51,730	107,845
TJLP + 1.0%	12	60	Nov/09	-	3,124	6,513
TJLP + 3.2%	6	60	Nov/12	96,385	129,277	161,813
TJLP + 2.7%	6	60	Nov/12	13,924	18,676	23,376
TLJP+ 4.5%	4	24	Feb/10	7,336	-	-
TLJP+ 4.5%	5	24	Jan/11	4,018	-	-
TLJP+ 2.3%	5	48	May/12	2,538	-	-
TLJP+ 2.3%	11	48	Jun/13	13,035	-	-
TLJP+ 2.8%	7	48	Nov/11	25,910	-	-
TLJP+ 2.8%	6	48	May/12	9,715	-	-
				173,515	214,246	315,985

c)   Redeemable PAFIDC shares

As per IAS 32, the Company records the amounts related to the senior shares as “Loans and financing”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

d)   Debentures

(i)       Breakdown of outstanding debentures

	Type	Outstanding securities	Annual financial charges	Unit price	2009	2008	1/1/2008

6th Issue 1st series	No preference	54,000	CDI + 0.5%	10,458	555,821	564,713	559,268
6th Issue 2nd series	No preference	23,965	CDI + 0.5%	10,458	246,672	250,618	248,201
7th Issue 1st series	No preference	200	119% of CDI	1,056,320	211,264	-
8th Issue 1st series	No preference	500	109.5% of CDI	1,003,959	501,979	-
6th Issue 1st and 2nd series	Interest swap	-	104.96% of CDI	-	654	2,024	2,790
Funding cost					(15,648)	(2,626)	(3,470)

Current and Non-current					1,500,742	814,729	806,789

Noncurrent liabilities					1,481,356	777,868	777,024
Current liabilities					19,386	36,861	29,765

(ii)      Breakdown of outstanding debentures

	Number of debentures	Value
At January 1, 2008	77,965	806,789

Interest paid	-	(90,118)
Interest accrued	-	98,058
At December 31, 2008	77,965	814,729

Interest paid	-	(92,988)
Interest accrued	-	79,001
7th Issue	200,000	200,000
8th Issue	500,000	500,000
At December 31, 2009	777,965	1,500,742

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

d)   Debentures (Continued)

(iii)     Additional information

        6th issue – On March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

        Two series: 54.000 and 23,965 debentures were issued in the first and second series, respectively.

        Class and Convertibility: not convertible into shares issued by the Company.

        Type: unsecured

        Issue Date: March 1, 2007

        Term and Maturity: seventy-two (72) months, thus maturing on March 1, 2013;

        Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always on March and September 1 every year;

        Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

        Guarantee: not guaranteed

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

d)   Debentures (Continued)

(iii)    Additional information (Continued)

        Optional Early Redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules;

        Financial Ratios: calculated based on the Company’s financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio , lower or equal to 3.25. At December 31, 2009 the Company was in full compliance with such covenants.

Utilization of funds: the funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

7th issue – at June 8, 2009, the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: June 15, 2009

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

d)   Debentures (Continued)

(iii)    Additional information (Continued)

Term and Maturity: seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date

Early Redemption: not applicable

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2009 the Company was in full compliance with such covenants.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – at December 4, 2009, the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$ 500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Series: single

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

d)   Debentures (Continued)

(iii)    Additional information (Continued)

Type: unsecured

Issue date: December 15, 2009

Term and Maturity: sixty (60) months as of the issue date, thus maturing on December 15, 2014.

Remuneration: 109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$ 1,000,000) will be paid.

Early Redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2009 the Company was in full compliance with such covenants.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

16.   Loans and financing (Continued)

(ii) Noncurrent maturity (Continued)

e)   Interbank

This refers to interbank deposits raised by Banco Investcred - BINV, with short and long-term maturities, monetarily restated in domestic currency, based on the variation of the Interbank Deposit Certificates (CDI), without guarantees.

17.   Financial instruments

The Company uses financial instruments with a view to contribute with its capacity of investments in order to sustain its growth strategy. The derivative transactions have the exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks and to maintain a balanced capital structure.

Financial instruments have been reported pursuant to IAS 32 and IAS 39. The main financial instruments and their amounts by category are as follows:

	Book value			Fair Value
	2009	2008	1/1/2008	2009	2008	1/1/2008
Cash and cash equivalents	2,341,927	1,623,516	1,059,055	2,341,927	1,623,516	1,059,055
Receivables and PAFIDC	2,784,442	2,251,546	2,187,583	2,784,442	2,251,546	2,187,583
Related parties, net	86,916	64,039	45,126	86,916	64,039	45,126
Trade payable	(4,004,395)	(2,409,501)	(2,339,262)	(4,004,395)	(2,409,501)	(2,339,262)
Loans and financings (*)	(2,611,565)	(2,612,455)	(2,399,147)	(2,612,834)	(2,615,724)	(2,399,147)
Debentures	(1,500,742)	(814,729)	(806,789)	(1,481,880)	(775,764)	(804,657)
Net exposure	(2,903,417)	(1,897,584)	(2,253,434)	(2,885,824)	(1,861,888)	(2,251,302)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

The Company adopts risk control policies and procedures, as outlined below:

a)   Considerations on risk factors that may affect the business of the Company

(i)        Credit risk

·         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and  take into consideration monetary limits and financial institution credit ratings, which are frequently updated (Note 7).

·         Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales (0.29% of sales in the 4th quarter).

·         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of doing business with major financial institutions with good financial standing.

Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated shares held by the Company (Note 9).

(ii)     Interest rate risk

The Company is subject to increased interest rate risk, due to the CDI related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

(iii)    Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase the liabilities balances of foreign currency-denominated loans. Therefore, the Company enters into swap agreements to hedge against exchange variation deriving from foreign currency-denominated loans.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

a)   Considerations on risk factors that may affect the business of the Company (Continued)

(iv)    Derivative financial instruments

         The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through profit or loss, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$ 613,459, R$ 756,068 and R$ 929,064 at December 31, 2009 and December 31 and January 1, 2008. These instruments are contracted with the same financing terms and the with same financial institution, within the limits approved by Management and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policy, swaps with caps are not allowed, as well as return clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than for hedging  debt.

The Company designates certain of its swap agreements as fair value hedges. These agreements cover a portion of foreign currency debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$ 390,000, at December 31, 2009. These instruments are contracted with the same terms of the financing agreement, preferably with same financial institution and within the limits approved by Management.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

a)   Considerations on risk factors that may affect the business of the Company (Continued)

(iv)    Derivative financial instruments (Continued)

		Notional value			Fair value
		2009	2008	Jan. 2008	2009	2008	Jan. 2008
Fair value hedge
Purpose of hedge (debt)		390,000	-	-	390,352	-	-

Long position
Pre-fixed rate	11.05% p.a.	390,000	-	-	391,722	-	-

Short position
	% CDI 105.7% p.a	(390,000)	-	-	(392,822)	-	-
Net position		-	-	-	(1,100)	-	-

		Notional value			Fair value
		2009	2008	Jan. 2008	2009	2008	Jan. 2008

Swap agreements measured by fair value through income
Asset position
USD + Fixed	5.92% p.a.	502,522	635,574	796,001	545,442	863,327	729,228
YEN + Fixed	1.69% p.a.	108,231	108,231	108,231	118,271	156,270	100,863
CDI + Fixed	100% CDI + 0.05% p.a.	779,650	779,650	779,650	810,098	776,366	802,069
USD + Fixed	100% CDI - 4.61% p.a.	2,706	12,263	24,832	529	9,892	14,765
		1,393,109	1,535,718	1,708,714	1,474,340	1,805,855	1,646,925
Liability position
% CDI		(1,393,109)	(1,535,718)	(1,708,714)	(1,628,078)	(1,716,051)	(1,961,926)
Swap net position		-	-	-	(153,738)	89,804	(315,001)

Total swap net position		-	-	-	(154,838)	89,804	(315,001)

As of December 31, 2009 and 2008, respectively, the fair value of R$ 154,838 payable and R$ 89,805 receivable is recorded in “loans and financing”.

The effects of fair value hedges in the net finance expense line of income statement were R$ (1,100) for the year ended December 31, 2009. There were no derivatives designated as fair value hedges for the year ended December 31, 2008.

Other instruments marked to fair value showed effects of R$ (154,838) and R$ 89,804 in the net finance expense line of the income statement for the years ended December 31, 2009 and 2008, respectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

a)   Considerations on risk factors that may affect the business of the Company (Continued)

(v)     Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps published by BM&F Bovespa.

Fair values of swaps –the exchange of the dollar plus fixed coupon rate for  a CDI rate was obtained by using exchange rates prevailing in the market on the balance sheet dates and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed- positions, the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-positions the exponential convention of 252 business days was adopted.

b)   Analysis of sensitivity of derivative financial instruments

Below is a sensitivity analysis chart, for each type of market risk deemed as relevant by Management, by financial instruments to which the Company is exposed on each balance sheet date, including all derivative financial instruments.

The Company assessed the most likely scenario, at each contract maturity date using the BM&F BOVESPA market projection for currency and interest rates. The reasonably possible scenario is used by the Company to estimate the fair value of the financial instruments. For scenarios II and III, the Company assumes a deterioration of 25% (scenario II) and 50% (scenario III – extreme situation scenario) of the market projection for currency and interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

b)   Analysis of sensitivity of derivative financial instruments (Continued)

The Company disclosed the net exposure of the derivatives and corresponding financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)    Fair value hedge (at maturity dates)

		Market Projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	increase of Rate	(435,378)	(446,769)	(458,177)
Swap (asset position in pre-fixed rate)	increase of Rate	435,378	446,769	458,177
	net effect	-	-	-

Swap (liability position in CDI)	Decrease of CDI	(430,791)	(431,381)	(436,440)

Total net effect		(39,339)	(590)	(5,649)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

b)   Analysis of sensitivity of derivative financial instruments (Continued)

(ii)   Derivatives accounted for at fair value through income

		Market projections
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	increase of USD	(561,693)	(702,116)	(842,539)
Swap (asset position in USD)	increase of USD	563,601	704,501	845,401
	net effect	1,908	2,385	2,862

Debt - YEN	increase of YEN	(135,997)	(169,996)	(203,995)
Swap (asset position in YEN)	increase of YEN	135,997	169,996	203,995
	net effect	-	-	-

Swap (liability position in CDI)	decrease of CDI	(957,468)	(949,290)	(948,266)

Total net effect		(139,639)	8,655	10,156

		Market projections
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	decrease of USD	537	411	279
Swap (long position in CDI)	increase of CDI	(1,447)	(1,448)	(1,449)
	net effect	(910)	(1,037)	(1,170)

Swap (short position in CDI)	increase of CDI	984,309	1,026,226	1,067,636
Swap (long position in CDI)	increase of CDI	(984,041)	(1,028,049)	(1,071,549)
	net effect	268	(1,823)	(3,913)

		(642)	(2,860)	(5,083)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

b)   Analysis of sensitivity of derivative financial instruments (Continued)

(iii)          Other financial instruments

		Balance as of Dec.31, 2009	Market projections
Transactions	Risk		Scenario I	Scenario II	Scenario III

Loans and Financing:
Debentures:
6th Issue	100.05% CDI	802,493	890,624	1,011,773	1,175,915
7th Issue	119.00% CDI	211,264	277,626	373,448	513,930
8th Issue	109.50% CDI	501,979	606,997	751,317	951,402
Total Debentures		1,515,736	1,775,247	2,136,538	2,641,247

PAFIDC (Senior quotas)	105.00% CDI	1,077,727	1,249,641	1,483,191	1,800,998
Total loans and Financing exposure		2,593,463	3,024,888	3,619,729	4,442,245

Marketable securities (*)	100.60% of CDI	2,099,545	2,332,439	2,652,350	3,085,714

Total net exposure (and deterioration compared to scenario I)		(493,918)	(198,531)	(473,461)	(862,613)

(*) weighted average

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

The total net effect of scenarios mentioned above are primarily due to the Company’s exposure to CDI.

The Company has in its subsidiary Globex, at December 31, 2009, an amount of R$ 16,618 (US$ 9,548 thousand) related to cash balances in banks and R$ 1,456 (US$ 837 thousand) related to U.S. dollar-denominated foreign investments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

c)   Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
	2009	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable Inputs (Level 2)

Cross-currency interest rate swaps	(153,084)	-	(153,084)
Interest rate swaps	(1,754)	-	(1,754)
	(154,838)	-	(154,838)

Cash equivalents are classified within Level 2 and are valued using broker reports that utilize quoted market prices for similar instruments.

The fair value of other financial instruments described in Note 17 (a) (v) approximate carrying value based on existing payment terms. The Company has no outstanding assets or liabilities in which its fair value would be measured using significant unobservable inputs (Level 3) as of December 31, 2009 and 2008.

As of December 31, 2009, the derivatives position was presented as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

17.   Financial instruments (Continued)

c) Fair value measurements (Continued)

					Aumount payable or receivable			Fair value
Description	Counterparties	Notional	Contracting Date	Maturity	2009	2008	1/1/2008	2009	2008	1/1/2008

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	8,734	51,915	(11,138)	8,131	44,292	(10,046)

	SANTANDER	US$ 40,000	11/21/2007	4/29/2011	(11,031)	18,380	(954)	(6,614)	18,084	2,457
		US$ 40,000	11/21/2007	5/31/2011	(11,028)	18,383	(954)	(6,351)	18,045	2,454
		US$ 40,000	11/21/2007	6/30/2011	(11,011)	18,397	(953)	(6,081)	18,037	2,468
		US$ 75,000	11/5/2007	10/26/2009	-	37,545	977	-	38,608	5,774

	VOTORANTIM	US$ 20,000	7/5/2005	6/10/2010	(30,927)	(14,681)	(20,878)	(30,223)	(14,927)	(19,525)
Exchange swaps registered at CETIP (USD x CDI)		US$ 5,304	9/23/2004	1/15/2010	(195)	(1,888)	(4,269)	(195)	(1,861)	(4,168)
		US$ 25,000	1/18/2005	3/28/2008	-	-	(52,011)	-	-	(51,683)
		US$ 25,000	1/18/2005	4/30/2008	-	-	(51,945)	-	-	(51,580)
		US$ 933	7/5/2005	6/19/2008	-	-	(1,206)	-	-	(1,186)
		US$ 866	7/5/2005	6/15/2009	-	-	(1,146)	-	-	(1,097)

	ABN AMRO	US$ 25,000	5/10/2005	4/13/2010	(54,667)	(28,469)	(37,584)	(53,954)	(28,899)	(35,592)
		US$ 25,000	6/10/2005	5/13/2010	(52,438)	(26,552)	(35,873)	(51,521)	(26,944)	(33,796)
		US$ 40,000	3/14/2008	3/2/2012	(6,890)	22,186	-	(2,777)	17,885	-
		US$ 15,000	3/14/2008	12/20/2011	(1,741)	5,527	-	(1,156)	4,842	-
		US$ 10,000	3/14/2008	12/20/2010	(1,597)	5,618	-	(490)	4,879	-
		US$ 10,000	3/14/2008	12/20/2011	(2,595)	8,313	-	(1,134)	6,849	-
		US$ 49,966	3/9/2005	12/17/2008	-	-	(99,798)			(98,909)

	PACTUAL	US$ 14,474	12/11/2003	1/15/2010	(522)	(5,287)	(4,420)	(521)	(5,123)	(4,420)
		US$ 5,018	7/16/2004	1/15/2010	(198)	(1,980)	(12,062)	(198)	(1,939)	(12,062)

	BRASIL	R$ 150,000	12/28/2009	1/3/2011	29	-	-	(399)	-	-
		R$ 160,000	12/28/2009	1/4/2011	33	-	-	(495)	-	-
Interest rates swap registered at CETIP		R$ 35,000	12/28/2009	3/11/2011	9	-	-	(90)	-	-
(Pre-fixed rate x CDI)		R$ 45,000	12/28/2009	3/11/2011	11	-	-	(116)	-	-
		R$ 984,640	5/21/2007	5/15/2008	-	-	(1,286)			(1,300)

	UNIBANCO	R$ 779,650	6/25/2007	03/01/2013	234	(353)	(62)	(654)	(2,024)	(2,790)

								(154,838)	89,804	(315,001)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

18.   Provision for contingencies

Provision for contingencies is estimated by the Company and supported by its legal counsel. The provision was set up in an amount considered sufficient to cover losses considered probable by Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	COFINS and PIS	Other	Labor	Civil and other	Total
Balances at January 1, 2008	1,086,181	29,539	2,401	98,068	1,216,189
Additions	63,155	1,692	27,910	23,239	115,996
Reversal/payment	(7,121)	-	(31,597)	(8,813)	(47,531)
Monetary restatement	78,679	2,467	7,106	12,694	100,946
Judicial deposits	(124,489)	(2,032)	(5,816)	(9,138)	(141,475)
Balances at December 31, 2008	1,096,405	31,666	4	116,050	1,244,125

Globex acquisition	100,337	34,776	18,301	66,749	220,163
Installment payment Law 11,941/09	(965,300)	(19,364)	-	(38,190)	(1,022,854)
Additions	13,253	2,335	36,089	29,649	81,326
Reversal/payment	(135,994)	(33,238)	(43,031)	(15,924)	(228,187)
Transfer	-	49,857	7,159	(57,016)	-
Monetary restatement	52,690	2,413	8,502	13,245	76,850
Judicial deposits	-	(2)	(149)	(4,107)	(4,258)
Balances at December 31, 2009	161,391	68,443	26,875	110,456	367,165

a)   Taxes

      Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 9.50% at December 31, 2009 (11.89% in 2008), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

      COFINS and PIS

      The Company obtained a final and unappealable decision on the lawsuit arguing the constitutionality of increasing COFINS and PIS calculation basis (Law 9,718/99). Due to this fact and other decisions rendered by the Federal Supreme Court – STF concerning this issue, the Company reversed in 2009 the provision for contingencies in the amount of R$ 107,532. The Company had no judicial deposits related to this lawsuit.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

18.   Provision for contingencies (Continued)

a)   Taxes (Continued)

      COFINS and PIS (Continued)

With the implementation of the non-cumulative system (system that allows the recording of taxes recoverable over purchases to be offset with taxes payable over sales) for  purposes of calculating PIS (Laws 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries are discussing in court the recording of taxes recoverable, as well as the possibility of excluding the amount of ICMS from their calculation base with the judiciary branch. Finally, the Company filed a lawsuit discussing the exclusion of default charges from the calculation of debt related to COFINS rate. The contingency recorded related to PIS and COFINS at December 31, 2009 is R$ 161,391 (R$ 1,096,405 at December 31, 2008). The decrease in the balance in 2009 is related to the inclusion of these claims to the tax installments program - REFIS (note 22).

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of their legal counsel, were deemed as probable losses and were accrued by the Company. These are: a tax delinquency notice concerning the difference of inflation indices used when determining income tax; notices related to purchase, manufacturing and sale transactions for export purposes of soybeans and their byproducts (PIS, COFINS and IRPJ); 1% increase in ICMS rate enacted by the Rio de Janeiro state government– “Fundo Estadual de Combate à Pobreza” (State Government Fund Against Poverty); and other ISS (services tax)-related contingencies. The amount recorded at December 31, 2009 for such issues is R$ 34,984 (R$ 31,666 at December 31, 2008).

In addition, the Company claims in court its right of not paying the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The amount accrued at December 31, 2009 is R$ 33,463 (R$ 54,184 at December 31, 2008) net of the related judicial deposits were R$ 9,564 (R$ 9,487 at December 31, 2008). Decrease in the balance in 2009 is related to the inclusion of these claims to the tax installments program - REFIS (note 22).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

18.   Provision for contingencies (Continued)

b)   Labor claims

The Company is party to numerous lawsuits involving disputes with its former employees, primarily arising from dismissals in the ordinary course of business. As of December 31, 2009, the Company recorded a provision of R$ 82,627 (R$ 53,585 in 2008) assessed as probable risk. Lawsuits with possible unfavourable outcome assessed by the Company’s legal counsel are amounted to R$ 39,788 (R$ 11,519 in 2008). The Company, assisted by its legal counsel, evaluates these contingencies and provides for losses where reasonably estimable considering historical data regarding the amounts paid. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.70% accumulated in the year ended December 31, 2009 and 1.63% in the year ended December 31, 2008) plus 1% monthly interest. The balance of the provision for labor claims, net of judicial deposits, is R$ 26,875 (R$ 4 in 2008).

c)   Civil and others

The Company is a defendant, at several judicial levels, in civil and other types of Lawsuits. The Company accrues provisions in amounts considered sufficient to cover unfavorable court decisions when losses are considered probable by external legal counsel.

Among these lawsuits, we emphasize the following:

•     The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the Court determines a provisional lease amount, which then is paid by the stores, until final decision regarding the lease amount. The accrued provision is the difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2009 the accrued amount for these lawsuits is R$ 25,735 (R$ 15,797 in 2008), for which there are no judicial deposits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

18.   Provision for contingencies (Continued)

c)   Civil and others (Continued)

·        Globex’s civil actions at December 31, 2009 were mainly  composed of: (i) consumer lawsuits in the amounts R$ 21,022 , (ii) provisions referring to action for damages of R$ 7,402, an amount deriving from the contractual termination proposed by a former service provider; (iii) a provision of R$ 23,698 in view of the contractual assumption of mandatory payment of a fee on behalf of shopping center management companies, as a result of change in share control; and (iv) provision of R$ 7,401 in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers

Total civil contingencies and others at December 31, 2009 amounted to R$ 110,456, net of judicial deposits.

d)   Possible losses

The Company has other contingencies which have been analyzed by its legal counsel and deemed as possible but not probable. These contingencies have not been accrued at December 31, 2009 as follows:

·        INSS (Social Security Tax) – The Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$ 112,878 (R$ 108,473 at December 31, 2008). The proceedings are under administrative and court discussion, and R$ 99,268 are guaranteed by real properties or bank guarantees. The decreased amount is due to a favorable decision in administrative proceeding.

·        IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision at administrative level, the amount of which corresponds to R$ 244,668 (R$ 146,643 at December 31, 2008).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

18.   Provision for contingencies (Continued)

d)   Possible losses (Continued)

·        COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, and collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$ 632,954 (R$ 498,402 at December 31, 2008), including new assessments the Company was served during the 4th quarter, as well as those carried to the installment payment account.

·        ICMS – The Company was assessed by the state tax authorities regarding: (i) the appropriation of electricity credits, (ii) acquisitions from suppliers considered to be disreputable, (iii) return of goods to its stores and (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the state of São Paulo, among others. The total amount of these assessments is R$ 1,328,274 (R$ 1,193,266 at December 31, 2008), which await a final decision in the administrative and court levels.

·        ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third party retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$ 68,199 (R$ 34,628 at December 31, 2008) and await administrative and court decisions. The decreased amount is due to a favorable decision to the Company in administrative proceeding.

·        Other contingencies – These are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$ 79,510 (R$ 69,097 at December 31, 2008).

·        At your subsidiary Globex, possible labor, civil and tax proceedings amounted to R$ 127,335 on December 31, 2009.

The outcome of the lawsuits above may change the likelihood of loss and may require additional provisions for contingencies to be recorded.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

18.   Provision for contingencies (Continued)

e)   Appeal and judicial deposits (restricted deposit escrow)

      The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits. As of December 31, 2009, the total of judicial deposits recorded in non current assets amounted to R$428,255 (R$ 250,595 in 2008).

f)    Guarantees

      The Company has granted collateral to some civil, labor and tax lawsuits, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	638,714	1,032	505,978	1,145,724
Labor	6,435	3,374	76,898	86,707
Civil and other	11,451	1,445	33,335	46,231
Total	656,600	5,851	616,211	1,278,662

g)   Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

19.   Leasing transactions

a)   Commitments and Liabilities

	2009	2008

Gross liabilities from operating lease - minimum lease payments
Less than 1 year	466,962	386,172
Over 1 year and less than 5 years	1,468,056	1,209,081
Over 5 years	2,184,339	2,057,367

	4,119,357	3,652,620

The company's believes that the minimal non-cancellable obligations, refers to the period of contract in normal course of operation "Continuity" these obligations are shown in the chart above, as required by IAS 17. Though all contracts have contract termination clause by paying fines, ranging from one to six months' of rent. The obligation of the Company for termination of all contracts totaling R$ 116,741.

(i)    Contingent payments

        The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	2009	2008

Contingent payments recognized as expenses during the year	314,920	320,494

(ii)    Option conditions to renew or purchase and adjustment clauses

        The terms of the agreements for the year ended December 31, 2009 vary between 5 and 25 years and the agreements may be renewed according to the law of renewal action. The agreements have periodic adjustment clauses according to inflation indexes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

19.   Leasing transactions (Continued)

b)   Financial leases

Leasing agreements classified as finances leases amount to R$ 257,606 in 2009 (R$ 248,967 in 2008), according to the chart below:

	2009	2008
Liabilities from financial leasing - minimum lease payments
Less than 1 year	38,711	32,289
Over 1 year and less than 5 years	45,298	35,205
Over 5 years	38,894	39,560
Present value of financial lease agreements	122,903	107,054

Future financing charges	134,703	141,913

Gross amount of financial lease agreements	257,606	248,967

	2009	2008
Contingent payments recognized as expenses during the period	5,043	3,824

The term of the agreements in the year ended at December 31, 2009 vary between 5 and 25 years and the agreements may be renewed according to the law of renewal action.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

19.   Leasing transactions (Continued)

b)   Financial lease (Continued)

	2009	2008

Minimum rentals	415,771	309,833
Contingent rentals	136,689	133,736
Sublease rentals	(83,998)	(69,873)
	468,462	373,696

On October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net book value of which was R$ 1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$ 1,029,000. The sold properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$ 25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

Pursuant to the agreement of this transaction, CBD (Companhia Brasileira de Distribuição) and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

CBD is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

20.   Insurance coverage (unaudited)

Coverage at December 31, 2009 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured
Property equipment and inventories	Named risks	7,936,712
Profit	Loss of profit	2,395,508

The Company also holds specific policies covering civil and management liability risks in the amount of R$ 143,610.

21.   Balances and transactions with related parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially carried out at market prices, terms and conditions.

a)    Sales and purchases of goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	2009	2008
Suppliers:
Grupo Assai	-	8,787
	-	8,787

Purchases:
Grupo Assai	-	200,132
	-	200,132

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

21.   Balances and transactions with related parties (Continued)

b)    Other transactions

	2009	2008	1/1/2008

Assets
Casino	5,096	4,922	4,171
FIC	998	18,400	16,072
Pão de Açucar Ind. e Comércio	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	17,824
Banco Investcred Unibanco S.A.	60,691	-	-
Other intercompany balances - Globex	5,822	-	-
Other	27,048	34,155	18,994
	118,650	76,472	58,232
Liabilities
Casino	-	448	-
Fundo Península	14,160	10,640	12,891
Grupo Assai	189	1,345	215
Galeazzi e Associados	2,000	-	-
Banco InvestcredUnibanco S.A.	12,788	-	-
Other	2,597	-	-
	31,734	12,433	13,106

Income statement
Casino	(6,020)	(5,512)
Península Fund	(134,978)	(123,578)
Diniz Group	(13,511)	(12,730)
Sendas S.A.	(36,498)	(31,703)
Assai Group	(3,947)	(3,563)
Galeazzi e Associados	(4,599)	(11,978)
Globex Adm de Consórcio Ltda	(3,434)	-
Other	(13,948)	(15,177)
	(216,935)	(204,241)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

21.   Balances and transactions with related parties (Continued)

b) Other transactions (Continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, through the annual payment of US$ 2,727 thousand, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Extraordinary General Meeting held on August 16, 2005.

Península Fund: 58 real estate leasing agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase transactions with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai’s prior shareholders (Assai family) with Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

Banco Investcred: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

Other related parties not described in this note did not present balances or transactions in the periods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

21.     Balances and transactions with related parties (Continued)

c)    Key management’s compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the income statement for the years ended at December 31, 2009 and 2008, were as follows:

	2009	2008
Amounts recorded as expenses	66,834	35,430

From these totals, 23.4% of the 2009 expenses and  21.3% of the 2008 refer to the share based payment footnote.

22.   Taxes and social contribution payable

The amounts payable were as follows:

	2009	2008	1/1/2008
Current
PIS and COFINS payable	172,131	31,142	25,031
Provision for income and social contribution taxes	82,936	13,860	16,944
Other	38,022	-	-
	293,089	45,002	41,975
Taxes paid by installments
INSS	45,319	39,047	37,561
CPMF	9,682	11,835	12,035
Other	3,604	14,350	10,847
	58,605	65,232	60,443
Total current	351,694	110,234	102,418

Noncurrent
Taxes paid by installments
Tax installment payment law	1,043,046	-	-
INSS	115,069	136,664	169,115
CPMF	25,480	41,421	54,159
Other	21,984	22,742	27,563
Total noncurrent	1,205,579	200,827	250,837
TOTAL	1,557,273	311,061	353,255

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

22.   Taxes and social contribution payable (Continued)

(i)     INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installment Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii)   Other – The Company filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC and may be payable within 120 months.

(iii) Tax Installments, Law 11,941/09 – The Law 11,941 was enacted on May 27, 2009, which among others, amends the federal tax laws related to the tax debt payment by installments, granting reduction of fines and interest rates for those adhering the program (the “REFIS program”).

The Company is party to several lawsuits and through the aforementioned law, opted for reducing its tax exposure, with the benefits of reducing fines and interest rates and a financing plan of up to 180 months. The law also allows that remaining tax loss carryforwards and judicial deposits related to the lawsuits are utilized to reduce the balance to be paid in installments.

During 2009, the Company and its legal advisors evaluated all of the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program.

Installment balance at December 31, 2009

Federal taxes	987,040
Social security	83,144
Lawsuits with probable risks	1,070,184

Federal taxes	254,170
Social security	137,965
Lawsuits with possible risks	392,135

offsets due to judicial deposits and tax losses	(440,027)
adjustments of the period	20,754

Installment balance	1,043,046

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

22.   Taxes and social contribution payable (Continued)

(iii)   Tax Installments, Law 11,941/09 (Continued)

Federal taxes

The Supreme Federal Court (STF) recently decided on the constitutionality of the COFINS increase (Law 9,718/99). The decision was unfavorable to the Company. As result, the Company opted to adhere to the installment payments enacted by Law 11,941/09. The consolidated amount, net of fine and interest reduction, is R$ 987,040.

Social security

The Company filed a declaratory action of absence of legal relationship, concerning the contribution to SEBRAE, as enacted by Law 8,029/90, in order to obtain the acknowledgement of the restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), without the limitationof 30% limit. An action was also filed over the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The consolidated amount included in REFIS program, net of fine and interest remission is R$ 83,144.

Other lawsuits with possible risks included in the REFIS program

·         Tax claims – The Company received assessments referring to the controversy over the deductibility of certain expenses and provisions, extemporaneous credits not purpose of taxation when calculating income tax and social contribution and administrative proceedings related to requests for PIS and COFINS credit offset. Discrepancies are added to this point in relation to the calculation bases of these contributions and those verified by tax authorities. The consolidated amount involved in these lawsuits is R$ 254,170.

·         Social security – The Company received assessment notices related to social security debt offsets deriving from legal process credits. The consolidated amount involved is R$ 137,965.

The results deriving from additions to provisions, net of gains from fines and interest remission, accounted for a net expense of R$ 342,634 (see Note 27).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

23.   Income and social contribution taxes

a)    Income and social contribution tax expense reconciliation

	2009	2008

Income before income taxes	738,260	510,759

Employee's profit sharing	(32,505)	(22,173)
Earnings before income tax	705,755	488,586

Income and social contribution taxes at nominal rate (*)	(239,957)	(166,119)

Net result REFIS (**)	113,636	-
Equity pickup	2,385	(165)
Other permanent differences (undeductible) and social contribution tax, net	28,096	19,044

Effective income tax	(95,840)	(147,240)

Income tax for the year
Current	(68,081)	(36,347)
Deferred	(27,759)	(110,893)
Income tax and social contribution expenses	(95,840)	(147,240)

Effective rate	13.6%	30.1%

(*) – CBD does not pay social contribution (9%) based on a claim that was won in the past, which reduces the income taxes to 25% in this entity.

(**) – Gains related to reduction on penalties and interest on REFIS program (note 22) which are not taxable generating permanent difference.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

23.   Income and social contribution taxes (Continued)

b)    Breakdown of deferred income and social contribution taxes

	2009	2008	1/1/2008
Deferred income and social contribution taxes
Tax loss carryforwards (i)	578,101	364,402	314,878
Provision for contingencies and other	236,366	201,128	206,195
Provision for interest rate swaps (calculated on a cash basis under Tax Law).	18,101	67,791	59,975
Allowance for doubtful accounts	9,114	3,762	3,088
Goodwill in non-merged companies	50,701	74,095	74,762
Income tax without Law 11,638/07 effects	10,882	22,368	20,886
Goodwill in merged companies - Casino (ii)	208,001	414,196	517,294
Others	82,371	3,755	38,776
Deferred income and social contribution tax assets	1,193,637	1,151,497	1,235,854

Provision for deferred income tax realization	(106,196)	(106,196)	(84,522)

Total deferred income tax noncurrent assets	1,087,441	1,045,301	1,151,332

Provision for deferred income tax on unamortized goodwill	(46,794)	(4,863)	-
Total deferred income tax noncurrent liabilities	(46,794)	(4,863)	-

(i)     Tax loss carryforwards are related to the acquisition of Sé and those generated by the subsidiary Sendas Distribuidora. The realization of these assets net of the valuation allowance is considered probable following tax planning measures.

(ii)    Merged goodwill is related to the goodwill generated in the acquisition by CASINO of CBD, which was generated in the holding Companies owned by CASINO, which was in 2006 merged in CBD, in order to utilise the tax benefit. The effects in CBD deferred taxes are related only to the tax benefit over the goodwill amortization for tax purposes.  (Note 24(d)).

The Company has committed to certain tax planning strategies which allow for the realization of the tax loss carryforwards net of the valuation allowance. These strategies were approved by Management and the Board of Directors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

23.   Income and social contribution taxes (Continued)

b)   Breakdown of deferred income and social contribution taxes (Continued)

The Company’s annually reviews its scenarios related to these deferred tax assets. The Company assumptions to record deferred tax assets include (i) Viable tax planning strategies, (ii) the fact that losses carried forward do not expire according to Brazilian law, and (iii) the likelihood of utilization in the foreseeable period.

c)   Changes in deferred income and social contribution taxes

	2009	2008

At January 1	1,040,438	1,151,332

Benefit (expense) for the period	(27,759)	(110,893)
Globex (acquisition)	224,748	-
Installment taxes	(212,217)	-
Other	15,361	(1)
At December 31	1,040,571	1,040,438

Consistent with the REFIS program instituted by the Brazilian tax authorities in 2009 (see Note 22) which allowed the Company to offset certain other tax liabilities with income tax loss carryforwards, the Company offset the amount of R$ 212,217 against such other tax liabilities.

24.   Shareholders’ equity

a)   Share capital

(i)   Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held on November 26, 2007. Fully subscribed and paid-up capital is comprised at December 31, 2009 of 254,854 (235,249 in 2008) in thousands of registered shares with no par value, of which 99,680 (99,680 in 2008) in thousands of common shares, and 143,878 class A and 11,294 class B (135,569 class A and no class B in 2008) in thousands of preferred shares.

Company's by-laws do not provide for the conversion of preferred shares into common shares. In accordance with our by-laws, our shareholders may at any time convert our common shares into preferred shares, provided that such common shares are fully paid and that the total of preferred shares issued do not exceed the limit of two-thirds of all outstanding shares. The requests for conversion must be submitted in writing to our board of executive officers and subsequently ratified at the next board of directors meeting.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

24.   Shareholders’ equity (Continued)

b)   Capital stock

Change in capital stock and number of shares:

		Number of shares - thousand
	Capital stock	Preferred	Common
At January 1, 2008	4,149,858	128,240	99,680
Capitalization of reserves	54,842	-	-
Profit	6,094	-	-
Private subscription of shares	217,861	6,144	-
Stock option
Series VII	4,058	162	-
Series VIII	58	2	-
Series IX	5,157	180	-
Series A1 Silver	4,783	194	-
Series A1 Gold	2	69	-
Series A2 Silver	8,009	298	-
Series A2 Gold	3	280	-
At December 31, 2008	4,450,725	135,569	99,680

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

24.   Shareholders’ equity (Continued)

b)   Capital stock (Continued)

		Number of shares - thousands
	Capital stock	Preferred Class A (*)	Preferred Class B	Common
At December 31, 2008	4,450,725	135,569	-	99,680
Capitalization of reserves	135,225	-	-	-
Profit	15,026	-	-	-
Special Reserve Goodwill	88,780	2,198	-	-
Private subscription of shares	664,362	-	16,611	-
Transfer	-	5,315	(5,315)	-
Stock option
Series VIII	6,285	192	-	-
Series IX	326	11	-	-
Series X	8,582	223	-	-
Series A1 Silver	233	9	-	-
Series A2 Silver	5,205	193	-	-
Series A2 Gold	2	168	-	-
At December 31, 2009	5,374,751	143,878	11,296	99,680

(*)    Capitalization was done partially with the issuance of AIG shares (R$ 153,374) and the remaining in cash (R$ 12,055).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

24.   Shareholders’ equity (Continued)

c)   Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with accounting practices adopted in Brazil to the extent profits are distributable and after transfers to reserves as required by Brazilian Corporation Law and a proportional amount of any additional dividends declared. The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividends to the preferred shares in the amount of R$ 0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at a minimum amount of the mandatory dividend, which may include the interest on shareholders’ equity, net of tax effect.

d)   Capital reserve – Special goodwill reserve

This reserve was generated by the corporate restructuring process outlined in Note 23 and represents the amount of future tax benefit to be earned through the amortization of the goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the acquiring shareholders, with the issuance of new shares.

The capital increase will be subject to the preemptive right of noncontrolling shareholders, in the proportion of their respective interest, by type and class, at the time of the issuance, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder.

There was a transaction in 2006, where the merger of the prior holding company of Grupo Pão de Açucar, resulted in deferred income tax benefit in CBD in the amount of R$ 517,294. The effects of this transaction were the deferred tax asset of R$ 517,294 (R$ 208,001 in 2009 and R$ 414,196 in 2008), and a “Special goodwill reserve” in the shareholders’ equity (R$ 428,551 in 2009 and R$ 517,331 in 2008), which will be converted in shares and redeemed by the shareholders’, according to the cash benefit of the deferred tax merged.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

24.   Shareholders’ equity (Continued)

e)   Granted options

Refers to recognized share-based payments made to management of the Company.

f)    Profit reserve

(i)   Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii)  Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at the shareholders’ meeting.

(iii) Retention of earnings: the balance at December 31, 2009 is available to the Shareholders’ General Meeting for allocation.

g)   Minimum mandatory dividends

At February 26, 2010, management proposed for resolution of the Annual General Meeting - AGO, dividends to be mandatorily distributed in accordance with Corporate Law, calculated as follows:

	2009	2008
Net income for the year (Brazilian GAAP)	591,580	260,427
Legal reserve	(29,579)	(13,021)
Dividend calculation basis	562,001	247,406

Minimum mandatory dividends - 25%	140,500	61,851

Dividends of R$0.24859 per common share	-	24,780
Dividends of R$0.27345 per preferred share	-	37,071
Dividends of R$0.53448 per common share	53,277	-
Dividends of R$0.58793 per preferred share class A	87,156	-
Dividends of R$0.01 per preferred share class B	67	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

24.   Shareholders’ equity (Continued)

h)   Employees’ profit sharing plan

As provided for by the Company’s bylaws, the Company’s Board of Directors approved in a meeting held on December 11, 2009, distribution in the amount of R$ 32,505 (R$ 22,173 at December 31, 2008).

25.   Share-based payment

a)    CBD Share-based payment plans

(i)   1st Stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The shares issued under the Plan afford the beneficiaries the same rights granted to the shareholders of the Company. The management of this plan was attributed to a committee designated by the Board of Directors.

The strike price for each lot of options is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The options vest in the following terms: (i) 50% in the last month of third year subsequent to the grant date (1st tranche) and (ii) up to 50% in the last month of fifth year subsequent to the grant date (2nd tranche), and the remaining portion of this second tranche subject to restriction on sale until the beneficiary’s retirement, as per formula defined in the regulation.

The option strike price from the grant date to the exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted considering the reverse share split of shares representing in the Company’s capital stock, approved at the Extraordinary General Meeting held at July 30, 2007.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

25.   Share-based payment (Continued)

a)    CBD Share-based payment plans (Continued)

(ii)  2nd Stock option plan

The Extraordinary General Meeting, held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As of 2007, options issued to management and employees under the preferred stock option plan will have the following conditions:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased, at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

The exercise price for each Silver-type share will correspond to the average of the closing price of the Company’s preferred shares that occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee approved the grant of the option, with discount of 20%. The price per each Gold-type share will correspond to R$ 0.01 per share.

The options (both gold and silver) will vest at the end of the 36th month from the grant date, and expire after the 48th month. The grant date is defined as the date of the adhesion agreement of the respective series. For the Gold series, the Committee is allowed to anticipate the exercise and modify the number of shares granted at its discretion.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

25.   Share-based payment (Continued)

a)    CBD Share-based payment plans (Continued)

(iii) Information on the stock option plans is summarized below:

	2008
	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the beginning of the year	3,235	25.52	1.68
Granted during the year	1,798	14.24
Exercised during the year	(1,185)	18.61
Forfeited during the year	(445)	25.59
Expired during the year	(245)	20.45
Outstanding at the end of the year	3,158	22.38	1.03	36,480

Vested or expected to vest at December 31, 2008	2,960	23.44	1.32	32,214
Exercisable at December 31, 2008	1,770	22.85	0.71	18,936

	2009
	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the beginning of the year	3,158	22.38	1.03
Granted during the year	1,361	13.99
Exercised during the year	(796)	25.91
Forfeited during the year	(48)	32.91
Expired during the year	(14)	33.44
Outstanding at the end of the year	3,661	18.08	1.26	168,826

Vested or expected to vest at December 31, 2009	3,553	18.25	1.74	163,121
Exercisable at December 31, 2009	2,529	20.03	1.03	110,745

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

25.   Share-based payment (Continued)

a)    CBD Share-based payment plans (Continued)

(iv) Summary of CBD Plans

At  March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At December 31, 2009, the Company’s preferred share price on BOVESPA was R$ 65.02 per share.

At December 31, 2009, there are 369,600 treasury preferred shares which may be used for options that may be exercised in the future.

The remaining compensation expenses to be recognized related to nonvested awards may be summarized as follows:

Year	Total
2010	26,604
2011	14,623
2012	3,073

44,300

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” considering: expected dividends of 0.89% at December 31, 2009 (0.62% in 2008), expected volatility of 49.37% at December 31, 2009 (39.84% in 2008), and a risk free interest rate of 10.75% at December 31, 2009 (12.19% in 2008). The expected average life of series VII and VIII is 5 years, and for series A1, A2 and A3 is 3 years.

The effects of share-based payment transactions are reflected in income and in the entity’s balance sheet. The amounts recorded as expenses for the years ended at December 31, 2009 and 2008 were R$ 19,620 and R$ 36,034, respectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

25.   Share-based payment (Continued)

b)    Globex Share-based payment plans

(i)      Globex Plan

Globex (Public company in Brazil, subsidiary of the Company) offers a stock option plan, approved in 2008 (prior to CBD acquisition), which are eligible  executives and other key employees.

The option may be exercised fully or partially during the term and within the periods established in the respective Program. Globex will issue as part of the program up to the maximum of 1,794,880  at the exercise price of R$ 25.35 for Program 1 and R$ 17.02 for Program 2, restated by inflation.

	2009
	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the acquisition	1,203	24.01	2.47
Granted during the year	-	-
Exercised during the year	-	-
Forfeited during the year	(442)	21.71
Expired during the year	-	-
Outstanding at the end of the year	761	25.35	1.47	-

Vested or expected to vest at December 31, 2009	761	25.35	1.47	-
Exercisable at December 31, 2009	254	25.35	1.47	-

The remaining compensation expenses to be recognized related to nonvested awards is summarized as follows:

Year	Total
2010	1,447
2011	515
1,962

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

25.   Share-based payment (Continued)

b)    Globex Share-based payment plans (Continued)

(i)      Globex Plan (Continued)

The fair value of the options granted is estimated on the grant date, by using the options pricing model “Black-Scholes” considering: expected dividends of 0% at December 31, 2009, expected volatility of 47.6% at December 31, 2009, and a risk free interest rate of 11.8% at December 31, 2009. The expected average life is 3.46 years. The fair value of the options as of the acquisition date were between R$ 17.57 to R$ 21.00.

The effects of share-based payment transactions are reflected in the income statement. The amounts recorded as expense for the years ended December 31, 2009 were R$ 4,881 and it is based on the fair value of the options at the acquisition date.

(ii)     Ponto Frio.Com Plan

         Ponto Frio.Com (a private Company in Brazil, subsidiary of Globex) offers a stock option plan, approved in August 1, 2008 (prior to CBD acquisition), which are eligible its directors, up to the limit of 14% of the capital of this individual entity.

According to the Plan, the exercise price of R$ 15.71 per share acquired is restated by the lesser of inflation plus 6% per year (IPCA) or CDI.

The option may be exercised in five tranches according to the following schedule:

Year	Due date	%

1st Tranche	Between june 30, 2009 and August 1, 2010	30%
2nd Tranche	After August 1, 2010	20%
3rd Tranche	After August 1, 2011	20%
4th Tranche	After August 1, 2012	15%
5th Tranche	After August 1, 2013	15%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

25.   Share-based payment (Continued)

a)    Globex Share-based payment plans (Continued)

(ii)     Ponto Frio.Com Plan (Continued)

	2009
	Shares	Weighted average exercise Price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the acquisition	3,920	16.04	5.58
Granted during the year	-	-
Exercised during the year	-	-
Forfeited during the year	-	-
Expired during the year	-	-
Outstanding at the end of the year	3,920	17.97	5.58	-

Vested or expected to vest at December 31, 2009	3,920	17.97	5.58	-
Exercisable at December 31, 2009	627	17.97	5.58	-

The remaining compensation expenses to be recognized related to nonvested awards is summarized as follows:

Year	Total
2010	5,801
2011	3,586
2012	1,897
11,284

The fair value of the options granted is estimated on the grant date between R$ 4.12 and R$ 9.74, by using the options pricing model “Black-Scholes” considering: expected dividends of 0% at December 31, 2009, expected volatility of 52.98% at December 31, 2009, and a risk free interest rate of 12.92% at December 31, 2009. The expected average life is 5 years.

The effects of share-based payment transactions are reflected in the income statement. The amounts recorded as expense for the years ended December 31, 2009 were R$ 10,228.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

26.   Segment information

For management purposes, the group into entities recently acquired which related to activities different from retail.

·         Retail – Includes the banners Pão de Açucar, CompreBem, Extra, Sendas and explores the retail activity;

·         Home Appliances – Includes the banner Ponto Frio and the website pontofrio.com;

·         Cash & Carry  – Includes the banner ASSAI;

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Group financing (including finance costs and finance income) and income taxes are managed on a segment basis.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to three segments. These three segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment which is comprised of the Company’s legacy stores and fully integrated acquisitions operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Eletro”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona acquisition and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex acquisition and operates under the trade names “Ponto Frio” and “Ponto Frio.com”. Operating segments have not been aggregated to form the reportable segments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

26.   Segment information (Continued)

The Company measures the results of segments in Brazilian Gaap using, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

26. Segment information (Continued)

							At December 31, 2009
Description	Retail	Cash & Carry	Home Appliances	Elimination (a)		IFRS Adjustments	TOTAL

Net sales	18,787,575	1,981,779	2,484,829	-		(13,643)	23,240,540
Gross profit	5,011,506	291,277	457,594	-		(13,643)	5,746,734
Depreciation and amortization	(415,939)	(12,126)	(25,984)	-		(7,562)	(461,611)
Operating profit	944,161	39,479	(72,377)	-	(f)	119,733	1,030,996
Financial expenses	(475,139)	(10,616)	(50,552)	-		(53,874)	(590,181)
Financial revenue	239,651	1,418	10,628	-		38,732	290,429
Income before income and social contribution taxes	733,160	30,281	(109,902)	(9,307)	(b)	94,028	738,260
Income and social contribution taxes	(95,706)	(14,329)	103,657	-	(b)	(89,462)	(95,840)
							-
Current assets	6,810,066	359,533	1,369,242	(6,126)	(c)	(288,366)	8,244,349
Non-current assets	8,803,256	334,735	1,068,229	(726,201)	(c)	306,999	9,787,018
							-
Current liabilities	(3,896,716)	(375,323)	(1,494,621)	(35,077)	(g)	(74,084)	(5,875,821)
Non-current liaibilities	(5,063,567)	(181,765)	(300,492)	-		34,787	(5,511,037)

							At December 31, 2008
Description	Retail	Cash & Carry	Home Appliances	Elimination (a)		IFRS Adjustments	TOTAL

Net sales	16,770,272	1,262,838	-	-		(1,095)	18,032,015
Gross profit	4,558,682	194,931	-	-		(1,095)	4,752,518
Depreciation and amortization	(599,426)	(5,317)	-	-	(h)	162,029	(442,714)
Operating profit	663,530	43,287	-	-		135,994	842,811
Financial expenses	(603,994)	(4,880)	-	-		(14,778)	(623,652)
Financial revenue	290,991	1,095	-	-		-	292,086
Income before income and social contribution taxes	379,314	39,502	-	(25,865)		117,808	510,759
Income and social contribution taxes	(97,369)	(13,637)	-	-	(b)	(36,234)	(147,240)

Current assets	5,401,798	256,721	-	(6,043)	(c)	(103,458)	5,549,018
Non-current assets	7,869,799	126,157	-	(102,239)	(d)	275,866	8,169,583

Current liabilities	(3,183,327)	(244,264)	-	9,596	(e)	(210,794)	(3,628,789)
Non-current liaibilities	(4,604,804)	(11,403)	-	-		(19,384)	(4,635,591)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

26.   Segment information (Continued)

(a)  Eliminations are comprised of intercompany balances;

(b)  Tax effect on IFRS adjustments;

(c)  Mainly related to classification of deferred income tax from current to non-current;

(d)  Mainly related to classification of deferred income tax from current to non-current and goodwill related to Barcelona Put Option (31.2.3.(b));

(e)  Mainly payable related to acquisition of Barcelona Put Option (31.2.3.(b));

(f)  Mainly related to (i) Itaú deferred revenue – R$55,406 (31.2.3.(e)), (ii) R$23,400 Globex transaction costs (15 b) and others;

(g)  BNDES debt reclassification of R$72,400 (16 b); and

(h)  Mainly related to goodwill amortization in 2008 in Brazilian GAAP reversed to IFRS purposes (31.2.3.(i));

Entity wide information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2009	2008

Food	80.2%	75.8%
Non-Food	14.8%	17.3%
Other (*)	5.0%	6.9%
Total Sales	100.0%	100.0%

(*) Represents sales of gasoline and pharmacy items

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

27.     Other operating income/expenses

Expenses	2009	2008
Provision for probable lawsuits, net of gains from fine and interest remission - Law 11,941/09 (Note 20(iii))	(342,634)	-
Reversal of provision for contingencies - PIS/COFINS (Note 16(a))	107,532	-
VAT and other taxes writen-off (note 11)	(358,973)	-
Business combination expense	(76,036)	-
Loss on disposal of property and equipment	(21,592)	(10,936)
Other	13,900	(8,125)

Total non-operationg expenses	(677,803)	(19,061)

Income
Net Income Itaú Agreement (Note 14)	600,000	-

Total non-operating revenues	600,000	-

Non operating (expenses) revenues, net	(77,803)	(19,061)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

28.   Net financial expenses

	2009	2008
Financial expenses
Financial charges – BNDES	(18,288)	(27,483)
Financial charges – Debêntures	(91,202)	(97,649)
Interest on loan	(128,980)	(84,635)
Swap operations	(50,011)	(92,701)
Mark-to-market of financial instruments	-	(37,549)
Capitalized interest	12,426	31,723
Receivables securitization	(125,180)	(135,111)
Financial charges on contingencies and taxes	(146,051)	(132,031)
Interest on financial leasing	(3,821)	(5,154)
Financial transaction taxes and bank services	(23,807)	(27,272)
Mutual Interest on loan	(295)	(577)
Present value adjustment	122	(458)
Other financial expenses	(15,094)	(14,755)
Total financial expenses	(590,181)	(623,652)

Financial income
Interest on cash and cash equivalents	142,353	184,449
Financial discounts obtained	51,018	49,072
Mark-to-market of financial instruments	38,732	-
Financial charges on taxes and judicial deposits	42,606	39,732
Interest accrued on installment sales	5,419	23,708
Present value adjustment	307	(4,920)
Other financial revenue	9,994	45
Total financial revenue	290,429	292,086
Net financial income	(299,752)	(331,566)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

29.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company provides monthly contributions on behalf of its employees. Contributions made by the Company for the year ended at December 31, 2009, amounted to R$ 1,960 (R$ 1,659 in 2008), and employees’ contributions amounted to R$ 2,969 (R$ 2,231 in 2008). The plan has 861 participants as of December 31, 2009 (781 in 2008).

30.   Earnings per shares

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

In Brazil, preferred and common shares give different voting and liquidation rights.

Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted-average number of the respective class of shares outstanding during the period.

The Company has issued employee stock options (Note 25), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method. Under the treasury stock method, earnings per share are calculated as if

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

30.   Earnings per shares (Continued)

options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

-          The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented:

	At December 31, 2009			At December 31, 2008
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividend proposed	87,223	53,277	140,500	37,071	24,780	61,851
Basic allocated undistributed earnings	288,709	179,882	468,591	165,812	113,683	279,495

Allocated net income available for
common and preferred shareholders	375,932	233,159	609,091	202,883	138,463	341,346

Basic denominator (int thousands of shares)
Weighted-average number of shares	145,442	99,680	245,122	132,170	99,680	231,850

Basic earnings per thousands shares (R$)	2.58	2.34		1.54	1.39

Diluted earnings per thousand shares (R$)	2.50	2.34		1.49	1.39

Diluted numerator
Dividend proposed (accrued)	87,223	53,277	140,500	37,071	24,780	61,851
Diluted allocated undistributed earnings (loss)	288,709	179,882	468,591	165,812	113,683	279,495

Allocated net income (loss) available for
common and preferred shareholders	375,932	233,159	609,091	202,883	138,463	341,346

Diluted denominator
Weight-average number of shares	145,442	99,680	245,122	132,170	99,680	231,850
Stock options	1,302	-	1,302	-	-	-
Put Options (Sendas)	3,566	-	3,566	3,566	-	3,566

Diluted weighted average shares (in thousands)	150,310	99,680	249,990	135,736	99,680	235,416

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS

31.1     Basis of transition to IFRS

31.1.1    Application of IFRS 1

                                    The financial statements of the Company for the year ended December 31, 2009 are the first annual financial statements in accordance with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.

                                    The Company´s transition date is January 1, 2008. The company prepared its opening balance sheet according to IFRS as of that date.

                                    In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

31.1.2    Exemptions from full retrospective application - elected by the Company

                                    When preparing  the Company´s IFRS statement of financial position at January 1, 2008, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted by the Company:

(a)    Business combinations exemption

                                    The Company has applied the business combinations exemption described in IFRS 1. The Company has not restated business combinations that took place prior to January 1, 2007. Therefore, in this context, the following business combinations were restated to comply with the requirements established in IFRS 3.

·      Rossi Supermercados (August 3, 2007)

·      Barcelona Comércio Atacadista e Varejista S.A (November 1, 2007)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.     First-time adoption of IFRS (Continued)

31.1     Basis of transition to IFRS (Continued)

31.1.2    Exemptions from full retrospective application - elected by the Company (Continued)

(b)          Fair value as deemed cost exemption

                                    The Company has elected the exemption not to remeasure certain items of property, plant and equipment at fair value as of January 1, 2008.

                                    The remaining optional exemptions are not applicable to the Company:

·        Share-based payment (IFRS 2) and leases (IAS 17), as Brazilian accounting and the IFRS were already aligned as regards these transactions in 2008;

·        Borrowing costs (IAS 23) as Brazilian accounting and IFRS were already aligned with regard to these transactions in 2008;

·        Subsidiaries (IAS 27) and Joint ventures (IAS 31) – Company did not take exemption regarding the subsidiaries and joint ventures;

·        Derecognition of financial instruments (IAS 39) – There were no financial instruments to be derecognized in 2008;

·        Cumulative translation adjustment – Not applicable to the Company;

·        Insurance contracts (IFRS 4), as the Company did not enter into any insurance contracts in 2008 and 2009;

·        Assets and liabilities of subsidiaries, associates and joint ventures, because only the Company’s consolidated financial statements have been prepared according to IFRS;

·        Compound financial instruments, because the Company does not have an outstanding balance of this type of financial instrument as at the date of transition to IFRS;

·        Decommissioning liabilities included in the cost of land, buildings and equipment, as the Company does not have such liabilities; and

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.     First-time adoption of IFRS (Continued)

31.1     Basis of transition to IFRS (Continued)

31.1.2    Exemptions from full retrospective application - elected by the Company (Continued)

·        Financial assets or intangible assets accounted for under IFRIC 12, as the Company has not entered into agreements within the scope of IFRIC 12.

·        Employee benefits, as the Company has not entered into any employee benefits plan as at the date of transition to IFRS.

31.1.3    Exceptions from full retrospective application followed by the company

                                    The company has applied the following mandatory exceptions from full retrospective application.

(a)      Hedge accounting exception

         Company has no derivative financial instrument that qualifies for hedge accounting at January 1, 2008. Therefore, this mandatory exception does not apply for Comapany’s IFRS consolidated financial statements.

(b)      Estimates exception

         Estimates under IFRS at January 1, 2008, are consistent with estimates made for the same date  under Brazilian GAAP.

31.2     Reconciliation between IFRS and BR GAAP

                      The following reconciliations provide a quantification of the effect of the transition to IFRS. The following reconciliations provide details of the impact of the transition on:

·           Shareholders' equity as of January 1, 2008 (note 31.2.1)

·           Shareholders' equity as of December 31, 2008 (note 31.2.2)

·           Net income for the year ended December 31, 2008 (note 31.2.3)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (continued)

31.2.1    Reconciliation of shareholders' equity of at January 1, 2008

		January 1, 2008

Shareholders´ Equity plus non-controlling under BR GAAP		5,087,353

Hedge accounting mandatory exception	(a)	11,938
Rossi Business Combination	(c)	3,539
Property, plant and equipment – 1996 and 1997 hyperinflation	(d)	13,520
Revenue recognition of adjustment related to Banco Itau’s transaction in 2004.	(e)	(47,281)
Miravalles IFRS adjustments equity pick up	(f)	(17,777)
Other		214
Borrowing costs	(g)	(8,452)
Sendas’ non-controlling interest elimination	(i)	5,274
Payable related to private equity AIG	(k)	(165,440)
Deferred income tax on adjustments	(l)	15,778

Shareholders´ Equity under IFRS		4,898,666

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.2    Reconciliation of shareholders' equity as at December 31, 2008

		December 31, 2008

Shareholders´ Equity plus non-controlling under BRGAAP		5,511,991

Hedge accounting mandatory exception	(a)	(3,957)
Assai Business Combination	(b)	2,103
Rossi Business Combination	(c)	12,104
Property, plant and equipment – 1996 and 1997 hyperinflation	(d)	10,118
Revenue recognition of adjustment related to Banco Itau’s transaction in 2004.	(e)	(55,406)
Miravalles IFRS adjustments equity pick up	(f)	(21,185)
Other		(1,077)
Borrowing costs	(g)	(7,610)
Goodwill reversion related to the year-ended as of December 31, 2008	(h)	137,323
Sendas’ non-controlling shareholders' elimination	(i)	25,070
Payable related to private equity AIG	(k)	(134,797)
Deferred income tax on adjustments	(l)	(20,456)

Shareholders´ Equity under IFRS		5,454,221

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.3    Reconciliation of net income for the year ended 31 December 2008

Net income under BRGAAP		260,427

Hedge accounting mandatory exception	(a)	(15,895)
Assai Business Combination	(b)	10,346
Rossi Business Combination	(c)	8,565
Property, plant and equipment – 1996 and 1997 hyperinflation	(d)	(3,402)
Revenue recognition of adjustment related to Banco Itau’s transaction in 2004.	(e)	(8,125)
Miravalles IFRS equity pick up	(f)	(3,408)
Other		(1,291)
Borrowing costs	(g)	842
Goodwill reversion related to AIG transaction	(h)	137,323
Sendas’ non-controlling interest elimination	(i)	8,795
Stock options	(j)	(16,597)
Deferred income tax on adjustments	(l)	(36,234)

Net income under IFRS		341,346

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.3    Reconciliation of net income for the year ended 31 December 2008 (Continued)

(a)    Hedge accounting exception

        As at the transition date, the Company had interest rate swaps related to variable-rate debt instruments. In conformity with Brazilian GAAP, these swaps qualify for hedge accounting as fair value hedges, and changes in fair value are recognized in retained earnings. The hedging relationship was accounted for in the opening balance sheet taking into consideration the type of financial instrument that qualifies for hedge accounting under IFRS. However, under IFRS, those derivative financial instruments do not qualify for hedge accounting under IAS 39, since the Company has not complied with the documentation requirements to maintain the hedge relationship at January 1, 2008.  As a result, the Company discontinued hedge accounting and will record future changes in fair value of the hedging instrument in comprehensive income. An amount of R$ 11,938 and R$ (3,957), corresponding to unrealized gains were recorded, in the IFRS financial statements as of January 1,2008 and December 31, 2008, respectively. For the year-ended as of December 31, 2008, the corresponding unrealized loss was recorded in the income statement in the amount of R$ (15,895).

(b)    Assai Business Combination

        As permitted by IFRS 1, Company elected the business combination exemption for all the transactions that occurred before January 1, 2007. Therefore, the ASSAI acquisition, which occurred on November 1, 2007 has been accounted for as a business combination under IFRS 3. There is no effect on shareholder´s equity as of January 1, 2008, R$ (2,103) as of December 31, 2008, and R$ 10,346 was recorded in 2008 in the income statement in 2008.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.3    Reconciliation of net income for the year ended 31 December 2008 (Continued)

(c)    Rossi Business Combination

        As permitted by IFRS 1, the Company elected the business combination exemption for all the transactions that occurred before January 1, 2007. Therefore, the ROSSI acquisition, which occurred in July 27, 2007 has been accounted for as a business combination under IFRS 3. The effect on shareholder´s equity is R$ 3,539 as was recorded of January 1, 2008, R$ 12,104 as of December 31, 2008, and R$ 8,565 in 2008 in the income statement in 2008.

(d)    Property, plant and equipment – 1996 and 1997 hyperinflation

        Under Brazilian GAAP, accounting in a hyperinflationary economy was applied for local purposes in line with IAS 29 during the period Brazil qualified as a hyperinflationary economy, which was until 1995. However, under IFRS, the Brazilian economy still qualified as a hyperinflationary economy in 1996 and 1997. The effect of the recognition of these two additional periods is a increase in property, plant and equipment as of January 1, 2008 of R$ 13,520 (R$ 10,118 as of December 31, 2008), and was a reduction to the depreciation expense of R$ (3,402).

(e)     Revenue recognition of adjustment related to Banco Itau’s transaction in 2004

        In December 2005, CBD signed a Joint Venture agreement with Banco Itaú. According to the terms of the agreement, CBD received R$ 380 million in cash. A portion of this amount was tied to CBD’s achievement of certain operating goals during the first 5 years, as established in the contractual agreement. Therefore, according to IAS 18, a portion of this R$ 380 million revenue must be deferred throughout this 5-year period, according to the achievement of the operating goals. The effect in shareholder´s equity is R$ (47,281) as of January 1, 2008, R$ (55,406) as of December 31, 2008, and R$ 8,125 in the 2008 in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.3    Reconciliation of net income for the year ended 31 December 2008 (Continued)

(f)   Miravalles IFRS equity pick up

        The Company accounts for its investment in Miravalles through equity. The differences between BRGAAP and IFRS which are adjusted in Miravalles shareholders´equity and income statements are reflected in the Company´s equity pick up amount. The effect in shareholder´s equity is R$ (17,777) as of January 1, 2008, R$ (21,185) as of December 31, 2008, and R$ (3,408) in the 2008 income statement.

(g)    Borrowing costs

        The Company adopted IAS 23(R) for the BRGAAP accounting treatment of capitalization of interest which is similar to IFRS. The only exception is the Brazilian Real devaluation that occurred in 1999 against the US dollar, where the capitalized amount overcomes the expected rate for a local currency loan, generating derecognition of part of the capitalized interest under IFRS. The effect in shareholder´s equity is R$ (8,452) as of January 1, 2008, R$ (7,610) as of December 31, 2008, and R$ 842 in the 2008 income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.3    Reconciliation of net income for the year ended 31 December 2008 (Continued)

(h)      Goodwill reversion 2008

        Under Brazilian GAAP, transaction involving the interest of AIG in Sendas Distribuidora, was considered as a minority interest, therefore, generating goodwill in the acquisition. In IFRS, due to the lack of ownership interest in such shares acquired by AIG, the agreement was considered as  financing, therefore, not generating goodwill. There is no effect in shareholders’ equity as of January 1, 2008 and R$ 137,323 as of December 31, 2008, and R$ 137,323 in the 2008 income statement.

(i)      Sendas’ minority shareholders’ elimination

        Sendas Distribuidora is consolidated according to IAS 27 under IFRS, with the elimination of the minority shareholders´ interest in Sendas Distribuidora. The effect in shareholder´s equity is R$ 5,274 as of January 1, 2008, R$ 25,070 as of December 31, 2008, and R$ 8,795 in the 2008 income statement.

(j)    Stock options

        The Company maintains a stock option plan for its employees. The Company adopted the Black & Scholes model for the pricing of the call options as accepted by IFRS 2. There is no effect in shareholder´s equity as at January 1, 2008, and also no effect as at December 31, 2008, and R$ (16,597) in 2008 income statement.

(k)      Payable related to private equity AIG

The effect in shareholder´s equity is R$ (165,440) as of January 1, 2008, R$ (134,797) as of December 31, 2008, and there is no effect  in the  income statement in 2008. Adjustment related to instrument considered as equity in Brazilian GAAP and debt.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.3    Reconciliation of net income for the year ended 31 December 2008 (Continued)

(l)   Deferred income tax and social contribution adjustments

        Changes in deferred tax and social contribution represent the impacts of deferred taxes on the adjustments necessary for the transition to IFRS and total R$ 15,778 as of January 1, 2008 and R$ (20,456) as of December 31, 2008, and R$ (36,234) in the 2008 income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.4    Consolidated balance sheet – BR GAAP to IFRS reconciliation – January 1, 2008

	BRGAAP	IFRS Adjustm.	IFRS

Assets
Current Assets
Cash and cash equivalents	1,064,132	(5,077)	1,059,055
Accounts receivable , net	1,362,473	-	1,362,473
Inventories	1,534,242	-	1,534,242
Recoverable taxes	379,935	-	379,935
Accounts receivable from vendors	453,889	-	453,889
Deferred tax assets	88,128	(88,128)	-
Other	119,345	(4,023)	115,322
Total current assets	5,002,144	(97,228)	4,904,916

Noncurrent assets
Accounts receivable	371,221	-	371,221
Recoverable taxes	141,791	-	141,791
Deferred tax assets	1,047,426	103,906	1,151,332
Related parties	258,232	(200,000)	58,232
Restricted deposits for legal proceedings	205,000	-	205,000
Other	47,466	(32,608)	14,858
Investments	110,987	(17,777)	93,210
Property and equipment, net	4,817,186	11,531	4,828,717
Intangible assets	748,803	388,477	1,137,280
Total noncurrent assets	7,748,112	253,529	8,001,641

Total assets	12,750,256	156,301	12,906,557

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.4    Consolidated balance sheet – BR GAAP to IFRS reconciliation – January 1, 2008  (Continued)

	BR GAAP	IFRS	IFRS
		Adjustm.
Current Liabilities
Trade payable	2,339,262	-	2,339,262
Loans and financing	1,440,570	(1,504)	1,439,066
Debentures	29,765	-	29,765
Payable related to private equity	-	165,440	165,440
Payroll and related charges	173,053	-	173,053
Taxes and social contributions payable	102,418	-	102,418
Related parties	13,106	-	13,106
Dividens payable	50,084	-	50,084
Financing due to purchase of real estate	15,978	-	15,978
Rentals payable	44,159	-	44,159
Deferred income	-	44,474	44,474
Payable related to acquisition of noncontroling interest	-	144,719	144,719
Other	162,031	(15,214)	146,817
Total current liabilities	4,370,426	337,915	4,708,341

Noncurrent liabilities
Loans and financing	970,815	(10,734)	960,081
Debentures	777,024	-	777,024
Tax payable in installments	250,837	-	250,837
Provision for contingencies	1,216,189	-	1,216,189
Other	77,612	17,807	95,419
Total noncurrent liabilities	3,292,477	7,073	3,299,550

Equity
Capital	4,149,858	-	4,149,858
Reserves	799,819	(51,011)	748,808
Total shareholders’ equity	4,949,677	(51,011)	4,898,666
Non-controlling interest	137,676	(137,676)	-
Total equity	5,087,353	(188,687)	4,898,666

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.5    Consolidated balance sheet – BR GAAP to IFRS reconciliation – December 31, 2008

		IFRS
	BRGAAP	Adjustm.	IFRS

Assets
Current Assets
Cash and cash equivalents	1,625,612	(2,096)	1,623,516
Accounts receivable , net	1,519,966	-	1,519,966
Inventories	1,570,863	-	1,570,863
Recoverable taxes	322,368	-	322,368
Accounts receivable from vendors	356,962	-	356,962
Deferred tax assets	94,358	(94,358)	-
Other	162,347	(7,004)	155,343
Total current assets	5,652,476	(103,458)	5,549,018

Noncurrent assets
Accounts receivable	374,618	-	374,618
Recoverable taxes	283,861	-	283,861
Deferred tax assets	1,035,716	9,585	1,045,301
Related parties	276,472	(200,000)	76,472
Restricted deposits for legal proceedings	250,595	-	250,595
Other	39,355	(23,508)	15,847
Investments	113,909	(21,185)	92,724
Property and equipment, net	4,859,481	7,561	4,867,042
Intangible assets	659,710	503,413	1,163,123
Total noncurrent assets	7,893,717	275,866	8,169,583

Total assets	13,546,193	172,408	13,718,601

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.5    Consolidated balance sheet – BR GAAP to IFRS reconciliation – December 31, 2008 (Continued)

	BR GAAP	IFRS Adjustm.
			IFRS

Current liabilities
Trade payable	2,409,501	-	2,409,501
Loans and financing	300,580	(2,881)	297,699
Debentures	36,861	-	36,861
Payroll and related charges	224,103	-	224,103
Taxes and social contributions payable	110,234	-	110,234
Related parties	12,433	-	12,433
Dividens payable	67,994	-	67,994
Financing due to purchase of real estate	45,747	-	45,747
Rentals payable	42,130	-	42,130
Deferred income	-	67,906	67,906
Payable related to acquisition of noncontroling interest	-	157,192	157,192
Other	168,412	(11,423)	156,989
Total current liabilities	3,417,995	210,794	3,628,789

Noncurrent liabilities
Loans and financing	2,300,235	14,521	2,314,756
Debentures	777,868	-	777,868
Tax payable in installments	200,827	-	200,827
Provision for contingencies	1,244,125	-	1,244,125
Deferred tax liability	-	4,863	4,863
Other	93,152	-	93,152
Total noncurrent liabilities	4,616,207	19,384	4,635,591

Equity
Capital	4,450,725	-	4,450,725
Reserves	956,991	46,505	1,003,496
Total shareholders’ equity	5,407,716	46,505	5,454,221

Minority interest	104,275	(104,275)	-
Total equity	5,511,991	(57,770)	5,454,221

Total equity and liabilities	13,546,193	172,408	13,718,601

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2009 and 2008

(In thousands of reais)

31.   First-time adoption of IFRS (Continued)

31.2     Reconciliation between IFRS and BR GAAP (Continued)

31.2.6    Consolidated income statement – BR GAAP to IFRS reconciliation – December 31, 2008

	BR GAAP	IFRS Adjustm.
			IFRS

Gross sales	20,856,769	(1,095)	20,855,674
Taxes on sales	(2,823,659)	-	(2,823,659)
Net of sales	18,033,110	(1,095)	18,032,015
Cost of sales	(13,279,497)	-	(13,279,497)

Gross profit	4,753,613	(1,095)	4,752,518

Operating (expenses) income
Selling	(2,857,116)	(196)	(2,857,312)
General and administrative	(574,023)	(16,597)	(590,620)
Depreciation and amortization	(604,743)	162,029	(442,714)
Other operating income (expenses), net	(10,914)	(8,147)	(19,061)
Operating profit	706,817	135,994	842,811
Net financial expenses	(316,788)	(14,778)	(331,566)
Equity pickup results	2,922	(3,408)	(486)
Income before income and social contribution taxes and employees' profit sharing and minority interest	392,951	117,808	510,759

Income and social contribution taxes	(111,006)	(36,234)	(147,240)

Income (loss) before employees' profit sharing and minority interest	281,945	81,574	363,519

Employees’ profit sharing	(22,173)	-	(22,173)
Net income	259,772	81,574	341,346

Attributable to equity hoders the parent	260,427	80,919	341,346
Attributable to nocontrolling interest	(655)	655	-
Net income	259,772	81,574	341,346

Report of Independent Registered Public Accounting Firm

To the shareholders
Financeira Itaú CBD S.A. Crédito,
Financiamento e Investimento

1          We have audited the accompanying consolidated balance sheets of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento and its subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income and of cash flows and the related statement of changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento and its subsidiary at December 31, 2009 and 2008 and the results of their operations and cash flows for the years then ended in conformity with accounting practices adopted in Brazil.

4          Accounting practices adopted in Brazil vary in certain significant respects from International Financial Reporting Standards as issued by the International Accounting Standards Board. Information relating to the nature and effect of such differences is presented in Note 13 to the financial statements.

5          As explained in Note 10(c), the shareholders meeting held on December 31, 2009 approved the contribution to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento of assets and liabilities spun-off from Banco Investcred Unibanco S.A. and from Banco Itaucard S.A. with a base date of September 30 and October 31, 2009, respectively, and the downstream merger of Miravalles Empreendimentos e Participações S.A. into Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento with a base date of September 30, 2009. The contributions and the merger have been submitted to the Banco Central do Brasil for homologation.

São Paulo, Brazil

June 28, 2010

PricewaterhouseCoopers

Auditores Independentes

A-1

Report of Independent Registered Public Accounting Firm

To the shareholders
Banco Investcred Unibanco S.A.

1          We have audited the accompanying balance sheet of Banco Investcred Unibanco S.A. as of December 31, 2009 and the related statements of income, of cash flows and of changes in stockholders' equity for the six-month period ended December 31, 2009 and for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Investcred Unibanco S.A. at December 31, 2009 and the results of its operations and its cash flows for the six-month period ended December 31, 2009 and for the year ended December 31, 2009 in conformity with accounting practices adopted in Brazil.

4          Accounting practices adopted in Brazil vary in certain significant respects from International Financial Reporting Standards as issued by the International Accounting Standards Board. Information relating to the nature and effect of such differences is presented in Note 10 to the financial statements.

5          As explained in Note 2 in accordance with Circular No. 3,017 of Banco Central do Brasil no comparative financial information is presented as of and for the year ended December 31, 2008 as result of the corporate reorganization described in such note.

6          As explained in Note 7 (c) the shareholders meeting held on December 31, 2009 approved the contribution to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento of assets and liabilities spun-off from Banco Investcred Unibanco S.A. with a base date of September 30, 2009. The contribution has been submitted to the Banco Central do Brasil for homologation.

São Paulo, Brazil
June 28, 2010

PricewaterhouseCoopers
Auditores Independentes

B-1

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Globex Utilidades S.A.
Rio de Janeiro - RJ - Brazil

1.     We have audited the consolidated balance sheet of Globex Utilidades S.A. and its subsidiaries (the “Company”) as of December 31, 2009, and the consolidated comprehensive loss, changes in shareholders’ equity, and cash flows for the six-month period then ended, all expressed in Brazilian reais. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Banco Investcred Unibanco S.A. (“BINV”), the Company's indirectly owned equity investee as of December 31, 2009, which represents an investment of R$18,030 thousand and for which the equity in earnings, included in net income, totalled R$11,050 thousand for the six-month period ended December 31, 2009. Those statements were audited by other auditors, whose report included an explanatory paragraph stating that in accordance with Circular No. 3,017 of Banco Central do Brasil (“BACEN”), no comparative financial information was presented as of and for the year ended December 31, 2008 as a result of the corporate restructuring and, that the corporate restructuring, which occurred on December 31, 2009, is in the process of approval by the BACEN, has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for BINV, is based solely on the report of the other auditors. We did not audit the financial statements of Financeira Itaú CBD S.A. Crédito Financiamento e Investimento (“FIC”), the Company's indirectly owned equity investee as of December 31, 2009, which represents an investment of R$50,710 thousand. Those statements were audited by other auditors, whose report included an explanatory paragraph stating that the corporate restructuring, which occurred on December 31, 2009, is in the process of approval by the BACEN, has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for FIC, is based solely on the report of the other auditors.

2.     We conducted our audits in accordance with auditing standards generally accepted in Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.     The consolidated financial statements do not include the comparative balance sheet as of December 31, 2008 and the consolidated statements of comprehensive income/loss, changes in shareholders’ equity and cash flows for the six-month period then ended. Therefore, the consolidated financial statements do not constitute a complete set of financial statements under the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board.

4.     In our opinion, based on our audits and the report of the other auditors, and except for the omission of the consolidated balance sheet as of December 31, 2008 and the consolidated statements of comprehensive income/loss, changes in shareholders’ equity and cash flows for the six-month period then ended, as described in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009, and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for the six-month period then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

5.     The consolidated financial statements of the Company and its subsidiaries have been prepared for purposes of consolidation by Companhia Brasileira de Distribuição S.A. as it relates to the annual report on Form 20-F of Companhia Brasileira de Distribuição S.A..

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

June 28, 2010

C-1

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

Dated: June 30, 2010