Form 20-F/A
period 2009-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2010-08-02
CIK 1038572

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

1  Yes     ☒  No

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2010 to address an inconsistency in the description of shareholder rights under Brazilian law in Item 3D. “Risks Relating to the Food Retail Industry and Us —We are co-controlled by two groups of shareholders who may have different interests than other shareholders,” page 8, and to address certain inconsistencies in the disclosure relating to the variation in the line item financial expenses in Item 5A. “Year Ended December 31, 2009 Compared to Year Ended December 31, 2008—Consolidated,” page 38, in the Annual Report.

This Form 20-F/A consists of a cover page, this explanatory note, Item 3D. “Risks Relating to the Food Retail Industry and Us —We are co-controlled by two groups of shareholders who may have different interests than other shareholders,” the explanation of the variation in the line item financial expenses in Item 5A “Year Ended December 31, 2009 Compared to Year Ended December 31, 2008—Consolidated,” the signature page, the exhibit index and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on June 30, 2010.

3D.          Risk Factors

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

The group composed of Mr. Abilio dos Santos Diniz and other members of the Diniz family, or Diniz Group, and the Casino Guichard Perrachon Group, or Casino Group, share our control through our holding company, Wilkes Participações S.A., which owns 65.6% of our voting shares.  This holding company is also referred to herein as the Holding Company.  See “Item 7A.  Major Shareholders and Related Party Transactions—Major Shareholders.” Consequently, our two indirect co-controlling shareholders have the power to control our Company, including the power to:

•         appoint the members to our board of directors, who, in turn, appoint our executive officers,

•         determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, and

•         transfer our control.

Our controlling shareholders may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.  In addition, the co‑control of our Company could result in deadlocks with respect to certain important issues, which may negatively affect our operations, financing and reputation.  For additional information on shared decision-making, see “Item 7A.  Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Transactions.”

Item 5A.                Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Consolidated

Financial Expenses decreased by 5.4%, or R$33.5 million, from R$623.7 million in 2008 to R$590.2 million in 2009 due to a reduction in net debt resulting in less interest to be paid.

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

Dated: July 30, 2010

Exhibit Index

Exhibit
Number                 Description

12.1                        Section 302 Certification of the Chief Executive Officer.

12.2                        Section 302 Certification of the Administrative Financial Officer.