Form 20-F/A
period 2009-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2010-11-04
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

1  Yes     ☒  No

EXPLANATORY NOTE

The Company is amending its annual report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2010, and as amended as of July 30, 2010, to delete the title of the officer signing the certification from the first sentence of each certification in the Exhibits 12.1 and 12.2, originally filed with the Annual Report.  The originally filed Exhibits 12.1 and 12.2 shall be replaced in their entirety with the Exhibits 12.1 and 12.2, respectively, filed with this Amendment No. 2 to the Annual Report.

This Form 20-F/A consists of (i) a cover page, (ii) this explanatory note together with the amended Exhibit 12.1 and Exhibit 12.2, the signature page, the exhibit index and the required certifications of the principal executive officer and principal financial officer.

No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by this Amendment No. 2, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

EXHIBIT 12.1

CERTIFICATION

I, Enéas César Pestana Neto, certify that:

1. I have reviewed this annual report on Form 20-F of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the company as of and for the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and to the audit committee of the company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2010

By: /S/ ENÉAS CÉSAR PESTANA NETO

President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, José Antonio de Almeida Filippo, certify that:

1. I have reviewed this annual report on Form 20-F of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and to the audit committee of the company's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2010

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By: /s/ Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Chief Executive Officer

By: /s/ José Antônio de Almeida Filippo
Name: José Antônio de Almeida Filippo
Title: Chief Financial Officer

Dated: November 4, 2010

Exhibit Index

Exhibit
Number                 Description

12.1                        Section 302 Certification of the Chief Executive Officer.

12.2                        Section 302 Certification of the Chief Financial Officer.