Form 20-F
period 2010-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2011-07-01
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

gpari@grupopaodeacucar.com.br

Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange**
American Depositary Shares, (as evidenced by American Depositary Receipts), each representing one Preferred Share	New York Stock Exchange

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

99,679,851 Common Shares, no par value per share 160,279,858 Preferred Shares, no par value per share

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

1 Yes   ☒  No

i

ii

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company” or “Pão de Açúcar Group”are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise, (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value. All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs”, issued by The Bank of New York Mellon.

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

We have translated some of the real  amounts contained in this annual report into U.S. dollars. The rate used to translate the amounts in respect of the year ended December 31, 2010 was R$1.666 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2010, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate. See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais  into U.S. dollars.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

·         the effects of the global financial and economic crisis in Brazil,

·         our ability to sustain or improve our performance,

·         competition in the Brazilian retail industry in the sectors in which we operate

·         government regulation and tax matters,

·         adverse legal or regulatory disputes or proceedings,

·         credit and other risks of lending and investment activities, and

·         other risk factors as set forth under “Item 3D. Risk Factors.”

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

Item 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.     KEY INFORMATION

3A.       Selected Financial Data

We changed our financial reporting from Brazilian GAAP to IFRS, beginning with the financial statements as of and for the year ended December 31, 2009. Therefore, we present in this section summary financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2008, 2009 and 2010 included in this annual report  and prepared in accordance with IFRS.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2010 have been translated into U.S. dollars at the commercial rate for purchase of U.S. dollars in effect as of December 31, 2010 as reported by the Brazilian Central Bank of R$1.666 to US$1.00.

	As of and for the Year Ended December 31,
	2008	2009 (1)	2010 (2)	2010
	(millions of R$, except share, per share and per ADS amounts)			(millions of US$, except share, per share and per ADS amounts)
Statement of operations data

Net sales revenue	18,032.0	23,192.8	32,091.7	19,262.7
Cost of sales	(13,279.5)	(17,493.8)	(24,241.5)	(14,550.7)
Gross profit	4,752.5	5,699.0	7,850.2	4,712.0
Selling, general and administrative expenses	(3,447.9)	(4,179.6)	(5,782.1)	(3,470.6)
Depreciation and amortization	(442.7)	(459.9)	(440.1)	(264.2)
Other operating expenses, net	(19.1)	(77.9)	(26.0)	(15.6)
Operating profit	842.8	981.6	1,602.0	961.6
Financial income	292.1	246.7	331.7	199.1
Financial expense	(623.7)	(501.2)	(1,154.7)	(693.1)
Equity pickup results	(0.5)	5.4	34.5	20.7
Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	510.7	732.5	813.5	488.3
Income tax expense
Current	(36.3)	(68.1)	(52.1)	(31.3)
Deferred	(110.9)	(25.9)	(34.5)	(20.7)
Employee profit sharing	(22.2)	(32.5)	(35.1)	(21.1)
Net income	341.3	606.0	691.8	415.2
Attributable to equity holders of the parent	341.3	609.3	722.3	433.6
Attributable to noncontrolling interest	0.0	(3.4)	(30.7)	(18.4)

Basic earnings per 1,000 shares
Preferred	1.54	2.59	2.92	1.75
Common	1.39	2.34	2.65	1.59
Diluted earnings per 1,000 shares
Preferred	1.49	2.50	2.89	1.74
Common	1.39	2.34	2.65	1.59

Basic earnings per ADS	1.54	2.59	2.92	1.75
Diluted earnings per ADS	1.49	2.50	2.89	1.74

	As of and for the Year Ended December 31,
	2008	2009 (1)	2010 (2)	2010
	(millions of R$, except share, per share and per ADS amounts)			(millions of US$, except share, per share and per ADS amounts)
Weighted average number of shares outstanding (in thousands)
Preferred	132,170	145,442	156,873
Common	99,680	99,680	99,680
Total	231,850	245,122	256,553

Dividends declared and interest on equity per 1,000 shares (3)
Preferred	0.28	0.60	0.69	0.42
Common	0.25	0.53	0.63	0.38
Dividends declared and interest on shareholders’ equity per ADS (3)	0.28	0.60	0.69	0.42

Balance sheet data

Cash and cash equivalents	1,623.5	2,341.9	3,818.0	2,291.7
Property and equipment, net	4,867.0	5,356.6	6,703.6	4,023.8
Total assets	13,718.6	18,574.1	29,932.7	17,966.8
Short-term debt (including current portion of long-term debt)	334.6	687.6	2,977.5	1,787.2
Long-term debt	3,092.6	3,582.6	5,591.9	3,356.5
Shareholders’ equity	5,454.2	6,656.7	9,583.8	5,752.6
Share capital	4,450.7	5,374.8	5,579.3	3,348.9

Other financial information

Net cash provided by (used in):
Operating activities	1,256.0	1,842.8	363.3	218.1
Investing activities	(484.7)	(1,636.7)	(1,364.9)	(819.3)
Financing activities	(206.8)	512.4	2,477.7	1,487.2
Capital expenditures	(488.3)	(1,631.7)	(1,521.7)	(913.4)

_______

(1)   Includes the result of operations of Globex Utilidades S.A., or Globex, which operates under the brand name Ponto Frio as from July 1, 2009. For further information on the acquisition of Globex, see “Item 4A. History and Development of the Company.”

(2)   Includes the results of operations of Globex and the results of operations of Nova Casa Bahia S.A., or Nova Casa Bahia, which operates under the brand name Casas Bahia as from November 1, 2010. For further information on the acquisition of Globex and the association of Globex and Nova Casa Bahia, see “Item 4A. History and Development of the Company.”

(3)   Each preferred share received a dividend 10% higher than the dividend paid to each common share. See “Item 8A. Consolidated Statements and Other Financial Information — Dividend Policy and Dividends.”

	2008	2009	2010	2010
Operating Data	(in millions of R$, except as indicated)			(in millions of US$, except as indicated
Employees at end of period (1)	70,656	85,244	92,661
Total square meters of selling area at end of period (1)	1,360,706	1,744,653	1,832,592
Number of stores at end of period:
Pão de Açúcar	145	145	149
CompreBem	165	157	-
Extra Hipermercados (2)	139	168	178
Extra Supermercado (3)	-	13	231
Extra Eletro	47	47	-
Assaí	28	40	57
Sendas	73	68	-
Ponto Frio (4)	-	455	506
Total number of stores at end of period	597	1,080	1,121

Net sales revenues per employee (5):
Pão de Açúcar	229,076	262,276	323,168	193,978
CompreBem	325,737	335,961	-	-
Extra Hipermercados (2)	339,614	356,219	417,281	250,469
Extra Supermercado (3)	-	-	316,028	189,692
Extra Eletro	409,722	548,133	-	-
Assaí	437,538	303,395	418,860	251,417
Sendas	244,060	297,486	-	-
Ponto Frio (4)	-	258,144	644,237	386,697
Average net sales revenues per employee	297,536	315,690	407,732	244,737

Net sales revenues by store format:
Pão de Açúcar	3,378	3,798	4,287	2,897
CompreBem	2,573	2,585	-	-
Extra Hipermercados (2)	9,120	10,406	11,282	6,772
Extra Supermercado (3)	-	-	4,597	2,759
Extra Eletro	295	386	-	-
Assaí	1,269	1,982	2,943	1,767
Sendas	1,397	1,608	-	-
Ponto Frio (4)	-	2,475	6,158	3,696
Total net sales	18,032	23,240	29,808	17,892

Average monthly net sales revenue per square meter (6):
Pão de Açúcar	1,481.1	1,637.2	1,890.8	1,134.9
CompreBem	1,085.4	1,148.7	-	-
Extra Hipermercados (2)	1,025.3	1,138.0	1,281.0	768.9
Extra Supermercado (3)	-	-	1,222.3	733.6
Extra Eletro	881.1	1,154.1	-	-
Assaí	2,486.1	1,395.2	1,552.5	931.9
Sendas	897.1	1,088.6	-	-
Ponto Frio (4)	-	620.4	1,494.8	897.2
CBD average monthly net sales revenue per square meter	1,104.3	1,110.1	1,421.8	853.4

Average ticket amount:
Pão de Açúcar	26.1	29.8	37.4	22.4
CompreBem	19.3	20.7	-	-
Extra Hipermercados (2)	43.7	48.5	51.8	31.1
Extra Supermercado (3)	-	-	23.9	14.3
Extra Eletro	299.1	346.6	-	-
Sendas	21.9	24.2	-	-
Assaí	78.9	74.5	85.0	51.0
Ponto Frio (4)	-	618.4	328.4	197.1
CBD average ticket amount	32.6	41.2	50.3	30.2

	2008	2009	2010	2010
Operating Data	(in millions of R$, except as indicated)			(in millions of US$, except as indicated
Average number of tickets per month:
Pão de Açúcar	10,769,076	10,607,751	10,765,303
CompreBem	11,128,328	10,387,308	8,958,669
Extra Hipermercados (2)	17,406,079	17,886,223	16,950,662
Extra Supermercado (3)
Extra Eletro	82,185	92,908	76,243
Sendas	5,315,750	5,537,072	4,562,594
Assaí	1,340,148	2,218,159	2,885.286
Ponto Frio (4)	-	333,487	1,486,648
CBD average number of tickets per month	46,041,566	47,062,907	49,401,310

______________

(1)   In 2010, does not include the employees and the selling area of Casas Bahia stores.

(2)   In 2010, includes the results of operations of 110 Extra Hipermercados stores and 68 Extra Fácil stores. In 2009, included the results of operations of 103 Extra Hipermercados stores, 13 Extra Supermercado stores and 52 Extra Fácil stores.

(3)   In 2010, includes the results of operations of 101 Extra Supermercado stores, 17 Sendas  stores and 113 CompreBem  stores.

(4)   Includes the results of operations of Globex (Ponto Frio) as from July 1, 2009, and Extra Eletro stores, excluding the operations of Nova Casa Bahia. During 2010, we converted the Extra Eletro stores into Ponto Frio stores. For further information on the acquisition of Globex, see “Item 4A. History and Development of the Company.”

(5)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(6)   Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. With the crisis in the global financial markets beginning in mid-2008, the real  depreciated 33.3% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On December 31, 2009 the exchange rate was R$1.74 per US$1.00 and on December 31, 2010 it was R$1.67 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates, buying or selling local currency.

The following tables set forth the commercial selling rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2006	2.059	2.371	2.177	2.138
2007	1.733	2.156	1.948	1.771
2008	1.559	2.500	1.838	2.337
2009	1.702	2.421	1.994	1.741
2010	1.655	1.881	1.759	1.666
	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
November 2010	1.680	1.734	1.713	1.701
December 2010	1.666	1.712	1.695	1.666
January 2011	1.651	1.691	1.675	1.668
February 2011	1.661	1.678	1.668	1.661
March 2011	1.629	1.676	1.659	1.629
April 2011	1.565	1.619	1.586	1.573
May 2011	1.575	1.634	1.613	1.580
June 2011 (through June 15, 2011)	1.575	1.600	1.585	1.600

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

The Brazilian government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

·         interest rates;

·         monetary policy;

·         exchange rate and currency fluctuations;

·         inflation;

·         liquidity of the domestic capital and lending markets;

·         tax and regulatory policies;

·         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  These uncertainties and other future events affecting the Brazilian economy could cause a material adverse effect on us and the market price of the preferred shares and the ADSs.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the market price of our preferred shares and the ADSs.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real  interest rates in the world. Between 2005 and 2010, the base interest rate (SELIC) in Brazil varied between 19.77% p.a. and 10.75% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business. We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. In addition, Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us as our indebtedness is indexed to the interbank deposit certificate, or CDI, rate. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the market price of our preferred shares and the ADSs.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies. For example, the real appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening global economic crisis, the real depreciated 32% against the U.S. dollar, closing at R$2.34 to US$1.00 on December 31, 2008. For the year ended December 31, 2009, the real appreciated 25.5% against the U.S. dollar, closing at R$1.74 to US$1.00 on December 31, 2009. For the year ended December 31, 2010, the real appreciated 4.2% against the U.S. dollar, closing at R$1.67 to US$1.00. The real may substantially depreciate or appreciate against the U.S. dollar in the future. Exchange rate instability may have a material adverse effect on us. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the market price of our preferred shares and the ADSs.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect our business and the market price of Brazilian securities, including our preferred shares and the ADSs.

The market price of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor’s reactions to developments in other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our preferred shares and the ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The global financial crisis that began during the second half of 2008 has had significant consequences, including in Brazil, such as stock and credit market volatility, credit retraction, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, adversely affect us and the market price of Brazilian securities, including our preferred shares and the ADSs.

Risks Relating to the Retail Industry and Us

We face significant competition, which may adversely affect our market share and net income.

We operate mainly in the food retail and home appliances sectors. The food retail sector in Brazil, including the cash-and-carry segment (atacarejo), a wholesale format in the retail food sector, and the home appliances sector in Brazil are highly competitive. We face intense competition from small retailers, especially from those that operate in the informal segment of the Brazilian economy. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete in the food retail sector with a number of large multinational retail food and general merchandise and cash-and-carry chains, as well as local supermarkets and independent grocery stores. In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies. Some of these international competitors have greater financial resources than we have. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

We are co-controlled by two groups of shareholders.

The group composed of Mr. Abilio dos Santos Diniz and other members of the Diniz family, or Diniz Family, and the Casino Guichard Perrachon Group, or Casino Group, have shared our control since 2005 through our holding company, Wilkes Participações S.A., which owns 65.6% of our voting shares and also the usufruct of 34.3% of voting shares held by the Casino Group. This holding company is also referred to in this annual report as the Holding Company. See “Item 7A. Major Shareholders.” Consequently, our two indirect co-controlling shareholders have the power to control our Company, including the power to:

·         appoint the members to our board of directors, who, in turn, appoint our executive officers,

·         determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Brazilian corporate law,

·         determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties,

·         deliberate on related party transactions and enter into new partnerships, and

·         deliberate on financings and similar transactions.

Our controlling shareholders may have conflicting interests with those of our other shareholders or holders of ADSs and the interests of our controlling shareholders may prevail over those of our other shareholders or holders of ADSs.

In addition, the co‑control of our Company could result in deadlocks and disputes between our controlling shareholders with respect to strategic, control and other important issues, which may adversely affect us. On May 30, 2011, the Casino Group and its affiliates Segisor S.A. and Sudaco Participações Ltda. filed a request for arbitration under the International Chamber of Commerce rules against Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda..  We are not a party to the arbitration proceeding and, therefore, are not aware of its content.  The arbitration proceeding is subject to confidentiality provisions and is aimed at ensuring compliance with the shareholders’ agreements between the controlling shareholders.  We cannot anticipate the effects of the dispute on us.  For additional information on shared decision-making, see “Item 7A. Major Shareholders — Conditional Put Option Agreement and Shareholders’ Agreements.”

Since 2003, Mr. Abilio dos Santos Diniz, the controlling member of the Diniz Family, has been the chairman of our board of directors.  He has also been the chairman of the board of directors of the Holding Company.  He may remain as chairman of our board of directors and that of the Holding Company until 2012.  Beginning 2012, the Casino Group will have the right to appoint the chairman of our board of directors and the chairman of the board of directors of the Holding Company, except if Mr. Abilio dos Santos Diniz complies with certain conditions.  In this case, the Casino Group will be obligated to appoint him for those positions.  For further information, see “Item 7A. Major Shareholders – Conditional Put Option Agreement and Shareholders’ Agreements.”

We may not be successful in integrating and capturing synergies from acquired companies.

As part of our growth strategy, we regularly analyze acquisition opportunities. Acquisitions involve risks and challenges, such as those related to the integration of operations, personnel, products and customer base of the acquired companies with ours, generation of expected return on the investment and exposure to liabilities of the acquired companies. The integration of acquired businesses with our business and our capturing of synergies from acquired companies may require more resources and time than initially expected. In addition, we may be required to obtain approval from Brazilian anti-trust authorities for certain acquisitions. The Brazilian anti-trust authorities may grant the approval subject to restrictive measures, such as sale of part of the assets, or may not grant it in a timely manner.

We have recently entered into an association agreement with the partners of Casa Bahia Comercial Ltda., which is still under the analysis of the Brazilian anti-trust authorities. Until these authorities approve the association agreement, we may not fully integrate the assets related to the association with our home appliances retail business nor capture synergies between this business and our Company.

If we are not able to successfully integrate acquired businesses with ours or to capture synergies as planned, we may be materially and adversely affected.

Change in control of the Holding Company may bring changes to our corporate governance structure.

Mr. Abilio Diniz has been Chairman of both the Holding Company and us since 2003. According to the terms of the Holding Company shareholders’ agreement, the Diniz Family granted a purchase option of one common share of the Holding Company to the Casino Group exercisable after June 22, 2012. If exercised, this purchase option will allow the Casino Group to obtain indirect control of our Company, resulting in the alteration in the control of the Holding Company, which may change our corporate governance structure.

We are subject to environmental laws and regulations.

We are subject to a number of different national, state and municipal laws and regulations relating to the preservation and protection of the environment and specially related to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and specially protected areas. We incur in costs for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to repair or indemnify the damages caused to the environment and third parties. We cannot ensure that these laws and regulations will not become stricter. In this case, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us and the market price of our preferred shares and the ADSs.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms or at all.

Most of our stores operate in leased properties. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in case a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms or at all. In addition, our lease agreements contain contractual provisions that allow the landlord to increase the rent periodically, in most cases, every three years. A significant increase in the rent of our leased properties may adversely affect us.

We face risks related to our distribution centers.

Approximately 85% of our products are distributed through our distribution centers located in the southern, southeastern, mid-western and northeastern regions of Brazil. If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us. Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

We are exposed to risks related to customer financing and loans.

We have a financial partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, through which we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers private label and co-branded credit cards, personal and consumer credit, extended warranties and insurance at our stores. See “Item 4A. History and Development of the Company—Amendments to the Partnership with Itaú Unibanco.” In addition, FIC raises funds from financial institutions in order to finance credit sales to our clients. We are subject to the risks normally associated with providing this type of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to our customers, which could have a material adverse affect on us.

The retail segment is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the retail segment has experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the home appliances retail sector depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly in the lower income classes, who have relatively less credit access than higher income classes, more stringent debt refinancing conditions and more susceptibility to increases in the unemployment rate. These conditions may cause a material adverse effect on us.

Unauthorized disclosure of customer data through breach of our computer systems or otherwise could cause a material adverse effect on us.

One of the main e‑commerce issues is the safe transmission of confidential information of our customers on our servers and the safe data storage on systems that are connected to our servers.  We depend on encryption and authentication technologies of third parties to safely transmit confidential information.  Technological advances, new encryption techniques and other developments may result in technological failures related to personal data protections provided by customers during purchasing.  Security breaches by third parties of our computer systems and unauthorized disclosure or use of confidential information of our customers may expose us to claims for fraudulent use of this information, loss of reputation and judicial claims with potentially high liability, which could cause a material adverse effect on us.

We depend on the transportation system and infrastructure to deliver our products to our stores.

Products destined for all of our stores are distributed through our distribution centers located in 14 States. The transportation system and infrastructure in Brazil is under‑developed and need investment from the Brazilian government to work efficiently and to meet our business needs. Any significant interruptions or reduction in the use of transportation infrastructure or in their operations in the cities where our distribution centers are located as a result of natural disasters, fire, accidents, systemic failures or other unexpected causes may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Financial institutions in Brazil, including our subsidiary FIC, are subject to changing regulation by the Central Bank.

The regulatory structure of the Brazilian financial system is continuously changing. Our subsidiary FIC is a financial institution regulated by the Central Bank and is therefore subject to these regulations. Brazilian government rules and intervention may adversely affect our operations and profitability more than a traditional retailer without these financial operations. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. We may be adversely affected by changes in regulations, including those related to:

·         minimum capital requirements;

·         requirements for investment in fixed capital;

·         credit limits and other credit restrictions;

·         accounting requirements; and

·         intervention, liquidation and/or temporary special management systems.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. In addition, we may issue a substantial number of preferred shares as consideration for future acquisitions and we may choose not to extend preemptive rights to holders of ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets. The top 10 stocks in terms of trading volume accounted for approximately 53%, 58% and 49% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA, in 2008, 2009 and 2010, respectively. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our by-laws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. This adjusted income may be used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

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

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil. Our stores have operated under different banners targeted at the various income segments of the Brazilian population. For further information on our banners, see “Item 4B. Business Overview — Our Company” and “— Operations.”

In order to implement that strategy and to increase our market share, between 1981 and 2002, we acquired important supermarket chains such as Coopercitrus,  Lourenção,  Barateiro (we operate these stores under the CompreBem  and Extra banners), Peralta,  Paes Mendonça,  ABC Supermercados,  Sé Supermercados and other small chains, such as São Luiz,  Nagumo and Rosado.

In December 2003, we entered into an association called Sendas Distribuidora S.A., or the Sendas Association, with Sendas S.A. and investment funds of the AIG Group in order to acquire the Sendas  chain. The Sendas  chain operates retail stores in the State of Rio de Janeiro.

In July 2004, we entered into a financial partnership called FIC with Itaú Unibanco. FIC exclusively offers private label and co-branded credit cards, personal and consumer credit and insurance at our stores. For more information, see “— Amendments to the Partnership with Itaú Unibanco.”

In November 2007, we acquired a 60% ownership interest in the Assaí  chain by purchasing 60% of the capital stock of Barcelona Comércio Varejista e Atacadista S.A., or Barcelona, a company holding all of the operating assets of the Assaí  chain. This acquisition enabled us to enter the cash-and-carry segment, a wholesale format in the retail food sector, in the State of São Paulo.

In October 2008, we started cash-and-carry operations in the State of Rio de Janeiro through Xantocarpa, a company that assumed the operation of three stores of Sendas Distribuidora, which were converted into Assaí  stores.

In July 2009, we purchased a 70.2% ownership interest in Globex, a company which operates in the home appliances sector under the brand name Ponto Frio. In this annual report, the term “home appliances” refers to sale of durable goods, i.e., electronics, furniture and other items for the home. In a tender offer triggered by the acquisition, our Company increased its ownership interest in Globex to 98.8%. For more information, see “—Acquisition of Globex (Ponto Frio).”

Also in July 2009, we purchased Barcelona’s remaining stock for R$175 million, corresponding to 40% of its capital stock and, accordingly, we own 100% of the Assaí  chain.

In December 2009, we consolidated our leading position in the retail segment in Latin America and we believe we became one of the 10 largest companies in the electronic products segment worldwide as a result of the association with the partners of Casa Bahia Comercial Ltda., a Brazilian home appliances retailer. Pursuant to the association agreement, by means of a corporate reorganization, we and the partners of Casa Bahia Comercial Ltda. have integrated our respective businesses in the home appliances retail sector, and have unified the e-commerce operations conducted by our subsidiary, Globex. The agreement was approved by our shareholders at the general shareholders’ meeting held on January 11, 2010. For the year ended December 31, 2009, this transaction did not generate any effect on our accounting records. For the year ended December 31, 2010, Nova Casa Bahia’s results of operations for the months of November and December were consolidated with our results of operations. For more information, see “—Association Agreement with the Partners of Casa Bahia Comercial Ltda.”

Also in December 2010, we entered into a stock purchase agreement with Sendas S.A. related to the acquisition of the remaining shares issued by Sendas Distribuidora S.A., held by Sendas S.A. The acquisition was approved by our shareholders at the general shareholders’ meeting held on March 14, 2011. Upon the acquisition of the remaining shares, we and our controlled companies Sé Supermercados Ltda. and Barcelona became holders of 100% of Sendas Distribuidora S.A.’s voting capital.

Acquisition of Globex (Ponto Frio)

On June 7, 2009, we entered into a share purchase agreement with the majority shareholders of Globex Utilidades S.A., a company operating in the Brazilian home appliances sector under the brand name Ponto Frio for over 60 years, for 70.2% of its total voting shares. We paid a portion of the purchase price, R$373.4 million, in cash on July 7, 2009 and the majority shareholders of Globex had the option of receiving the remaining R$451.1 million either in cash, at the fourth anniversary of the closing, or by subscribing for class B preferred shares issued at R$40.00 per share. In the latter case, the majority shareholders of Globex were to receive the shares in the amount due in cash plus 10%.

We also offered the minority shareholders of Globex the right to sell us their shares under the share purchase agreement for 80% of the purchase price paid to the majority shareholders of Globex under the same conditions. One hundred and twenty (120) minority shareholders of Globex agreed to sell us their shares, corresponding to approximately 25% of the total voting shares of Globex, for R$236.8 million.

Pursuant to the Globex share purchase agreement, we increased our capital stock through the issuance of 16,609,046 class B preferred shares at a price of R$40.00 per share. This capital increase triggered the preemptive rights of our shareholders to subscribe for the new class B preferred shares, in accordance with Brazilian law. Wilkes Participações S.A., our controlling shareholder, transferred its right to subscribe for class B preferred shares to the Globex shareholders. Due to the increase in the trading price of our shares, a larger than expected number of our minority shareholders subscribed for the class B preferred shares. As a result of the unexpected demand for class B preferred shares, the preemptive rights transferred to the Globex shareholders were not sufficient to settle our entire purchase price payment obligations. The Globex shareholders were only able to subscribe to 4,673,600 class B preferred shares and we paid them the remaining outstanding balance of the purchase price for their Globex shares, R$451.8 million, in cash, on October 2, 2009. The total amount we paid in cash and class B preferred shares was R$1,155.8 million.

On December 22, 2009, we launched a tender offer for the remaining approximately 5% voting capital in Globex, in accordance with Brazilian regulation, under the same terms as the offer accepted by the initial 120 Globex minority shareholders. The tender offer was concluded on February 3, 2010 and we acquired approximately 3.3% of Globex’s capital stock for R$28.4 million and 137,014 class B preferred shares, resulting in us becoming holders of 98.8% of Globex’s capital stock.

Pursuant to the terms and conditions for the acquisition of Globex, the class B preferred shares were mandatorily convertible into class A preferred shares according to a pre-established schedule.  The last conversion date was January 7, 2011 and there was no outstanding class B preferred share.  On March 31, 2011, our shareholders approved at a general shareholders’ meeting the termination of the class B preferred shares and the change in the designation of class A preferred shares to preferred shares, without any alteration in the rights, preference, privileges or terms of the securities.

For further information on the acquisition of Globex, see note 16 (b) to our financial statements included in this annual report.

Amendments to the Partnership with Itaú Unibanco S.A.

In October 2004, we entered into a partnership agreement with Itaú Unibanco S.A., or Itaú Unibanco, for the creation of a financial institution named FIC to exclusively offer to our customers financial products and services, such as private label credit cards to be used exclusively at our stores, widely accepted card brands, direct consumer credit and personal loans. The initial term of duration of the partnership was 20 years.

In December 2009, we amended the partnership agreement with Itaú Unibanco to include the financial subsidiary of Globex into the partnership and to extend its term to an additional five years. Itaú Unibanco paid us R$600.0 million, of which, R$550.0 million related to Itaú Unibanco’s right to enter into similar partnerships with other retailers and R$50.0 million related to the term of the partnership until August 28, 2029. For further information on our partnership with Itaú Unibanco, see note 15 (a) to our financial statements included in this annual report.

Association Agreement with the Partners of Casa Bahia Comercial Ltda.

We entered into an association agreement with the partners of Casa Bahia Comercial Ltda., a Brazilian home appliances retailer, pursuant to which our Company and they will integrate their respective businesses in the home appliances sector, including their e-commerce activities. For further information on the e-commerce business, see “—Nova Pontocom.”

On December 4, 2009 we, Globex, Casa Bahia Comercial Ltda. and the partners of Casa Bahia Comercial Ltda., who are members of the Klein family, entered into a certain association agreement, aiming at combining the operations of Globex, of certain assets of Casa Bahia Comercial Ltda. and of Extra Eletro (CBD) into one company, or the Association  Agreement.

On July 1, 2010, certain provisions of the Association Agreement were amended: (i) the consolidation of Globex and certain assets of Casa Bahia Comercial Ltda. businesses into our home appliances sector, including home appliances retail activities performed by CBD at its Extra Eletro stores, and (ii) the consolidation of home appliances e-commerce activities carried out by Globex,  Casa Bahia Comercial Ltda. and CBD, or the Association. The amendment to the Association Agreement also provided for the necessary phases for the implementation of the Association.

In the Association preparatory stage, on October 1, 2010, the partners of Casa Bahia Comercial Ltda. partially spun-off Casa Bahia Comercial Ltda., or the Partial Spin-Off, which consisted mainly of certain operating assets and liabilities, rights and obligations related to the home appliances retail business of Casa Bahia Comercial Ltda., the lease agreements related to these assets and 25% of the capital stock of Indústria de Móveis Bartira Ltda., or Bartira, a furniture manufacturer company controlled by Casa Bahia Comercial Ltda.  The valuation of the assets of the Partial Spin-Off was based on the audited balance sheet of Casa Bahia Comercial Ltda. as of June 30, 2010.  The partners of Casa Bahia Comercial Ltda. transferred the assets of the Partial Spin-Off to a new and recently incorporated company, Nova Casa Bahia S.A.  Also, on November 9, 2010, Globex’s shareholders approved the capital stock increase by R$755,519,802.42 at the issue price of R$16.00 per share, fully paid-in by us through the transfer of all the assets and liabilities referring to the home appliances business related to our Extra Eletro stores, Bank Deposit Certificates and CBD receivables against companies under its control.

At the same shareholders’ meeting held on November 9, 2010, Globex’s shareholders approved the merger of 100% shares issued by Nova Casa Bahia into Globex, by means of the issue of new shares on behalf of the partners of Casa Bahia Comercial Ltda.’s partners, or the Merger of Shares. The partners of Casa Bahia Comercial Ltda. became the holders of Globex shares representing 47.56% of Globex’s capital stock and CBD became the holder of shares representing 52.41% of Globex’s capital stock.

According to the terms of the Association Agreement, Casa Bahia Comercial Ltda., CBD and Globex will be liable for the obligations resulting from events prior to the date of the Merger of Shares, except for those recorded on the date of the Merger of Shares.

We, Globex, Casa Bahia Comercial Ltda. and the partners of Casa Bahia Comercial Ltda. entered into a shareholders’ agreement with a six-year term, renewable upon request of any of the parties for an additional term of two years. The renewal is only valid if at the expiration of the original term, there are no outstanding shares corresponding to, at least, 20% of Globex’s capital stock and the partners of Casa Bahia Comercial Ltda. have sold a percentage lower than 23.64% of Globex shares that they held on the date of the Merger of Shares.  For further information on the shareholders’ agreement, see “Item 10C. Material Contracts.”

The parties to the Association Agreement jointly submitted the conditions of the Association to the Brazilian anti-trust authorities. On February 3, 2010, they executed a Provisional Agreement for Reversibility of the Operation with the Brazilian Administrative Council of Economic Defense – CADE, which establishes mainly that Globex and Nova Casa Bahia shall maintain:

·         their brands Casas Bahia and Ponto Frio separate as well as carry out separate promotional campaigns, ensuring that advertisement and marketing investments remain at levels compatible with previous years, except in the case of exceptional macroeconomic conditions;

·         in operation their current stores located in 146 municipalities where these two companies operate;

·         their respective distribution centers and Bartira furniture factory;

·         their respective credit granting policies; and

·         separate their procurement structures and commercial contracts.

Except for these specific conditions, the companies may adopt the measures they deem necessary to integrate their operations and businesses and capture the synergies resulting from this operation.

In addition, the companies undertake to maintain the same overall employment levels at the distribution centers and stores.

The transaction is subject to the approval of the Brazilian anti-trust authorities.

Reorganization of E-Commerce Operations

As part of the Association with the partners of Casa Bahia Comercial Ltda., the parties to the Association Agreement agreed to concentrate all e-commerce assets of the Pão de Açúcar Group and Casa Bahia Comercial Ltda. into PontoFrio.Com Comércio Eletrônico S.A., or Nova Pontocom, an e-commerce company controlled by Globex. On November 8, 2010, at the special shareholders’ meeting of Nova Pontocom, Globex approved a capital stock increase of Nova Pontocom. As a result of the capital increase, the new common shares to be issued will be paid-in by CBD and Globex, as follows: (i) the common shares subscribed by Globex will be fully paid-in through the transfer of assets, liabilities, rights and obligations related to its wholesale activity, and (ii) the common shares subscribed by CBD will be fully paid-in through the transfer of assets, liabilities, rights and obligations related to the home appliances e-commerce activities performed by Extra.Com.

Nova Casa Bahia licensed to Nova Pontocom the right to use all the intellectual property rights related to its e-commerce business, including the domain www.casasbahia.com.br.

In addition, on November 8, 2010, Globex and Nova Pontocom acquired the remaining equity interest of 55% in E-Hub, a service company in the e-commerce segment, which was a joint venture recorded as investment in affiliated companies. Former owners of E-Hub transferred their 55% equity interest to Globex and Nova Pontocom and paid R$20.0 million maturing on January 8, 2013 in exchange of 6% of Nova Pontocom.  For further information on the acquisition of E-Hub, see note 16(c) to our consolidated financial statements included in this annual report.

After completion of the reorganization of our e-commerce operations, Nova Pontocom has an experienced management team, a platform integrated with state-of-the-art e-commerce technology, a broad portfolio of assets – www.pontofrio.com.br, www.extra.com.br; www.casasbahia.com.br; wholesale activities and E-Hub – and a strong connection with our physical locations, all supported by our large size, logistics and IT infrastructure.  Globex is the controlling shareholder of Nova Pontocom, holding common shares representing 50.1% of its capital stock, CBD holds shares representing 43.9% and certain executive officers of Nova Pontocom hold the remaining shares, representing 5.53%.

Proposal Letter from Gama 2 SPE Empreendimentos e Participações S/A

On June 28, 2011, we received a proposal from Gama 2 SPE Empreendimentos e Participações S/A, a special purpose company held by BTG Pactual Principal Investments Fundo de Investimento em Participações.  The proposal contemplates a business combination of the Pão de Açúcar Group with the Carrefour Group, the second largest retailer worldwide, headquartered in France.  We attach the proposal in its entirety as Exhibit 15.(a)(1) to this annual report.

The proposed business combination is subject to approval in accordance with the terms of the shareholders' agreements filed in the Company's head offices, by Wilkes Participações S.A. and, as the case may be, by the relevant corporate bodies of our Company, as well as the competent authorities, in Brazil and abroad, including the Brazilian Securities and Exchange Comission - CVM and the administrative counsel for economic defense Conselho Administrativo de Defesa Econômica - CADE.

We will publicly disclose any material further development related to the proposed business combination.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$3,641.8 million in our operations for the three years ended December 31, 2010. Our investments included:

Acquisitions of retail chains – In the food retail sector, when entering new geographic markets, we have generally sought to acquire local supermarket chains to benefit from existing know-how in the geographic region. For expansion within urban areas where we already have a presence, our preference has been to open new stores. To enter the home appliances retail sector, we acquired Globex and entered into an Association with Casa Bahia Comercial Ltda. Our main focus in both sectors, the food and home appliances retail sectors, is to expand organically, but we may continue carrying out strategic acquisitions, to the extent that they result in synergies and add value to our business. Since 2008, we have acquired 1,015 stores in the home appliances retail sector. We have spent an aggregate of R$3,641.8 million on acquisitions from 2008 through 2010.

The following table presents information regarding our acquisitions and the regional distribution of the stores we acquired since 2008:

Year	Chains Acquired	Stores	Geographic Distribution
2009	Ponto Frio(1)	457	São Paulo, Rio de Janeiro, Distrito Federal, Espírito Santo, Minas Gerais, Mato Grosso, Paraná, Bahia, Goiás, Rio Grande do Sul and Santa Catarina
2010	Casas Bahia(2)	526	São Paulo, Rio de Janeiro, Distrito Federal, Espírito Santo, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Paraná, Bahia, Goiás, Sergipe and Santa Catarina
	Total	983

______________

(1)   Acquired in July 2009.

(2)   Association Agreement entered into in December 2009. The results of operations of Nova Casa Bahia have been consolidated with our results of operations as from November 1, 2010.

Opening of new stores and purchases of real estate – In the food retail sector, we usually seek real estate properties to open new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suit one of our formats. We have opened 125 new stores from 2008 through 2010. The total cost of opening these new stores and purchases of real estate was R$833.5 million.

Renovation of existing stores – We usually remodel some of our Pão de Açúcar, Extra, Assaí stores every year. Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems. In 2010, we focused on the conversion of 50 Sendas  stores and 43 CompreBem  stores into Extra Supermercado stores and also on the conversion of Extra Eletro stores into Ponto Frio stores. The total cost of renovating stores from 2008 through 2010 was R$1,256.2 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology in an aggregate amount of R$382.4 million from 2008 through 2010. For more information on our information technology, see “Item 4B. Business Overview—Technology.”

Expansion of distribution facilities – Since 2008, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have spent an aggregate of R$59.4 million on our distribution facilities from 2008 through 2010.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(millions of reais)
Opening of new stores	R$ 138.3	R$ 228.3	R$ 335.3
Acquisition of retail chain	–	885.1	225.2
Purchases of real estate	94.9	36.2	0.5
Renovations	143.0	334.3	778.9
Information technology	101.8	144.2	136.4
Distribution centers	10.3	3.7	45.4

Total	R$ 488.3	R$ 1,631.8	R$ 1,521.7

4B.       Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.5% of Brazil’s GDP (gross domestic product) in 2010. According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of R$201.6 billion in 2010, representing a 7.5% increase compared with 2009.

The Brazilian retail food industry is highly fragmented. Despite consolidation within the industry, according to ABRAS, the three largest supermarket chains represented approximately 43.4% of the retail food industry, in 2010, as compared to 40.4% in 2009. Our gross sales represented 17.9% of the gross sales of the entire retail food industry in 2010, also according to ABRAS.

The cash-and-carry segment (atacarejo), a wholesale segment in the retail food industry, was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale. According to a Kantar World Panel study published on April 7, 2011, sales in the cash-and-carry segment increased 24% in 2010 compared to 2009 mainly due to the competitiveness in the market and the attractiveness caused by lower prices and promotions.

The home appliances retail sector was the second most important segment in the retail business, after the food retail segment, which is explained by the favorable economic context in 2010, highlighted by the social ascension of an important portion of the Brazilian consumer market. The migration of lower income classes to lower-middle income classes drove consumption of higher value-added products.

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the total population of Brazil was approximately 190.7 million in 2010, a 12.3% growth compared to 2000. Given that more than 83% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. The city of São Paulo has a population of approximately 11.2 million and the city of Rio de Janeiro has a population of approximately 6.3 million. These are the two largest cities in Brazil. The State of São Paulo has a total population in excess of 41.2 million, representing approximately 21.6% of the Brazilian population and is our largest consumer market. The State of Rio de Janeiro is our second largest consumer market.

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

The Precedent Sales Index (Índice Antecedente de Vendas – IAV) is an index based on information furnished by retailers that allows the Institute for the Development of Retail (Instituto para Desenvolvimento do Varejo – IDV) to analyze recent results of operations and project expectations of sales of retailers in the short term. According to the Precedent Sales Index, the sales in food retail industry, which is composed of supermarkets, hypermarkets, drugstores, cosmetic shops and eating out stores, increased 13.2% in December 2010 compared to December 2009, while the sales in the home appliances retail industry (furniture, electronics, durable goods, construction materials, among others) increased 9.2% in December 2010 compared to December 2009. The growth in both sectors was mainly due to favorable macroeconomic conditions that benefited consumption, such as lower interest rates in loans to individuals, increased consumer confidence and the lowest monthly unemployment rate of 5.7%, according to IBGE.

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo – IPC) Maps 2011.

Class Level	Monthly Income (average) (in reais)
A1	13,100
A2	9,100
B1	4,900
B2	2,750
C1	1,650
C2	1,100
D	710
E	490

As per the study from IPC Maps 2011, classes A1 and A2 households will account for only 19.0% of the urban population and classes B1 and B2 households will account for 46.4% of the urban population. Classes C1, C2, D and E will collectively represent 34.6% of all urban households. In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of the gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage has increased to R$545.00 in the middle of 2011. As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics.

In 2010, as a result of favorable macroeconomic conditions, there has been a migration of the population from lower income classes to lower-middle income classes, which has positively affected us. The Brazilian lower income population has been consuming products with higher added value in the retail food segment, such as yogurt and frozen food. In addition, they have gained access to products such as laptops, new furniture and flat screen TVs in the home appliances retail industry. In  terms of social mobility in urban areas, there is still a significant growth in the population from B2 and C1 income classes, evidencing Brazil’s middle class consumption is powering up. This quantitative increase in the number of people usually derives from C2 and D income classes, which in 2011 also presents higher consumption levels. Higher growth is expected in B2 income class, which covers 20.9% of urban households in 2011 (compared to 19.3% in 2010) and will account for 25.4% of Brazil’s consumption (compared to 23.7% in 2010).

Our Company

We are the largest retailer in Brazil in the food retail sector based on both gross sales and number of stores. In 2010, we had a market share of approximately 17.9% in the Brazilian food retail sector, according to ABRAS, with gross sales of R$36,144.4 million. As of December 31, 2010, we operated 1,647 stores, 81 gas stations and 153 drugstores in 19 States and the Federal District, in addition to a logistics infrastructure supported by 50 distribution centers located in 14 States.

We classify the various business segments in which we operate in four operating segments as follows:

·         Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, CompreBem  and Sendas, (ii) hypermarkets through the banner Extra Hipermercados, and (iii) convenience stores through the banner Extra Fácil.

Food products include non-perishable food products, beverages in general, fruit, vegetables, meat, bread, cold cuts, diary products, cleaning products, disposable products, and personal care products. In some cases, these goods are sold in the form of private label products at our food retail stores. We also sell non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mattresses, pet articles and gardening. Some of the products listed above are also offered in the form of our private label products. We also sell our products in the food retail segment through our website www.paodeacucar.com.br. At our Extra stores, we also sell electronics, such as personal computers, software, computer accessories, and sound and image systems.

In addition, we include in the food retail segment the non-food products we sell at our drugstores, such as medications and dermocosmetics, and the non-food products we sell and the services we provide at our gas stations.

The food and non-food retail segments also include extended warranties that we provide to our customers on the sale of home appliances sold at our stores and bill payment services, in addition to the services directly offered at our stores, such as photo development.

·         Cash-and-carry segment, which consists of sales of food and some non-food products to intermediate consumers and retail customers through the Assaí  banner.

·         Home appliances segment, which consists of sale of durable goods, i.e., electronics, home appliances, furniture and other items for the home, and provision of products and services, such as specialized and convenient sales and after-sales service through Casas Bahia and Ponto Frio stores.

·         E-commerce segment, which consists of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, wholesale activities and E-Hub, owned by Nova Pontocom.

The following table sets forth the number of our stores by region as of December 31, 2010:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	58	40	13	4	21	13
Extra Hipermercado	23	37	15	7	17	11
CompreBem	68	45	0	0	0	0
Sendas	-	-	17	0	0	0
Extra Fácil	58	10	0	0	0	0
Extra Supermercado	5	45	43	0	8	0
Assaí	18	19	10	0	7	3
Ponto Frio	60	102	96	156	53	39
Casas Bahia	86	177	94	97	28	44
Total	376	475	288	264	134	110

(1)   Consists of stores in 121 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the States of Espírito Santo, Rio Grande do Sul, Santa Catarina,Minas Gerais and Paraná.

(3)   This area comprises the States of Bahia, Piauí, Ceará, Pernambuco, Paraíba, Bahia, Rio Grande do Norte, Sergipe, Tocantins and Alagoas.

(4)   This area comprises the States of Mato Grosso do Sul, Mato Grosso, the Federal District and Goiás.

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	CompreBem	Extra Hiper	Extra Eletro	Sendas	Extra Fácil	Extra Super	Assaí	Ponto Frio	Casas Bahia	Total
As of December 31, 2008	145	165	102	47	73	32	5	28	–	-	597
During 2009
Opened	5	–	2	–	–	21	–	7	11	-	46
Closed	(2)	(1)	–	–	(2)	(1)	(1)	–	(13)	-	(20)
Transferred (from)/to	(3)	(7)	(1)	–	(3)	–	9	5	–	-	–
Acquired	–	–	–	–	–	–	–	–	457	-	457
As of December 31, 2009	145	157	103	47	68	52	13	40	455	-	1,080
During 2010
Opened	1	-	8	-	-	23	2	13	8	-	55
Closed	-	(1)	-1	(3)	(1)	(7)	-	-	(1)	-	(14)
Transferred (from)/to	3	(43)	-	(44)	(50)	-	86	4	44	-	-
Acquired	-	-	-	-	-	-	-	-	-	526	526
As of December 31, 2010	149	113	110	0	17	68	101	57	506	526	1,647

Segment Revenue and Income Distribution

The table below shows our revenues from our operating segments and their participation in our net revenues. Results of the operating segments are presented in IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year ended December 31, 2010
Operating segment	Net Revenues from the Segment (in millions of R$)	Percentage of Total Net Revenues
Food retail	20,562.7	64.1%
Cash-and-carry	2,922.9	9.1%
Home appliances	6,902.2	21.5%
E-commerce	1,703.8	5.3%
Pão de Açúcar Group	32,091.7	100.0%

The table below shows the profit or loss (as the case may be) from each of the operating segments and their participation in our net income. Results of the operating segments are presented in IFRS, the measure used by management in evaluating the performance of and strategy for the three segments listed below.

	Year Ended December 31, 2010
Operating segment	Net Income from the Segment (in millions of R$)	Percentage of Total Net Income
Food retail	724.7	104.7%
Cash-and-carry	13.5	2.0%
Home appliances	(49.0)	(7.1)%
E-commerce	2.6	0.4%
Pão de Açúcar Group	691.8	100.0%

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats as of December 31, 2010:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues
Pão de Açúcar	Supermarket	149	198,253	1,331	14,946	13.4%
CompreBem(3)	Supermarket	113	131,066	1,160	8,428	-
Extra Hipermercado	Hypermarket	110	765,672	6,961	26,535	35.2%(2)
Extra Fácil	Convenience store	68	14,933	220	477	14.3%
Extra Supermercado	supermarket	101	137,265	1,359	2,174	9.2%
Assaí	Cash and carry	57	176,710	3,100	9,253	-
Sendas(3)	Supermarket	17	45,380	2,669	6,401	26.8%
Ponto Frio(4)	Home appliances store	506	363,313	718	11,429	-
Casas Bahia	Home appliances store	526	978,511	1,860	51,891	-
Head office & distribution center		-	-	-	13,380	-
Total		1,647	2,811,103	2,153	144,914	100.0%

______________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Extra Fácil sales included in Extra Hipermercado sales.

(3)   CompreBem  and Sendas  sales included in Extra Supermercado sales.

(4)   Extra Eletro and Nova Casa Bahia sales included in Globex (Ponto Frio) sales since November, 2010. Nova Ponto.com sales included in Ponto Frio sales (Extra.com  as of May 2010 and CasasBahia.com  as of November 2010)

For a detailed description of net sales revenue for each of our store formats, see “Item 5A. Operating Results.”

Food Retail Operating Segment

Pão de Açúcar Stores

Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo city area). We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in those urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average of 75.4 employees per 1,000 square meters of store space. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments. Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

As of December 31, 2010, we had 149 Pão de Açúcar stores. The Pão de Açúcar stores range in size from 120 to 4,670 square meters and as of December 31, 2010, had an average of 1,331 square meters of selling space. Food products represented 94.0% of gross sales revenue attributable to Pão de Açúcar in 2010 and non-food products represented 6.0%.

The Pão de Açúcar banner recorded gross sales of R$4,762.1 million in 2010, representing an increase of 12.1% relative to 2009. This increase was a result of the strong performance of the Pão de Açúcar banner in the Northeast and Midwest regions and the consolidation of the management of the Pão de Açúcar banner that helped to create a single identity for this banner in Brazil while respecting regional characteristics.

CompreBem Stores

CompreBem supermarkets offer competitive prices and services. CompreBem  stores target the Brazilian classes C, D and E household consumers. Generally, products offered at our CompreBem  stores are more competitively priced than products offered at our Pão de Açúcar stores. With an average of 64.3 employees per 1,000 square meters of store space, CompreBem  stores are characterized by a lower level of personalized services and different products and assortment of products, compared to Pão de Açúcar stores.

As of December 31, 2010, we had 113 CompreBem  stores. CompreBem’s  stores range in size from 316 to 3,125 square meters and had an average of 1,160 square meters of selling space as of December 31, 2010. Food products represented 90.6% of gross sales revenue attributable to CompreBem  stores in 2010 and non-food products represented 9.4%.

CompreBem sales are included in Extra Supermercado. We expect to convert the CompreBem  stores into Extra Supermercado stores by the end of 2011.

Sendas Stores

In December 2003, we formed the Sendas Association through which we subsequently acquired the Sendas chain. Similarly to our CompreBem  banner, the Sendas  banner offers competitively priced products and targets middle and lower income consumers (i.e., the Brazilian classes C, D and E). Sendas  stores are all located in lower‑income neighborhoods in the State of Rio de Janeiro.

As of December 31, 2010, we had 17 Sendas  stores. Sendas’s  stores range in size from 308 to 3,894 square meters and had an average of 2,669 square meters of selling space as of December 31, 2010. Food products represented 90.1% of gross sales revenue attributable to CompreBem  stores in 2010 and non-food products represented 9.9%.

 Sendas  sales are included in Extra Supermercado. We expect to convert the Sendas  stores into Extra Supermercado stores by the end of 2011.

Below we summarize the stock purchase agreement entered into between Sendas S.A. and the subsidiary Barcelona.

Sendas S.A. and its subsidiary Barcelona entered into a Stock Purchase Agreement and Other Covenants, to transfer the Sendas Distribuidora’s shares held by Sendas S.A. to Barcelona. This non-controlling interest acquisition was approved by our Board of Directors and approved in our shareholders’ general meeting.

Sendas S.A. transferred to Barcelona its entire interest in Sendas Distribuidora, corresponding to 42.57% of the capital stock for R$ 377.0 million to be paid as follows: R$ 59.0 million upon the transfer of shares and the remaining amount of R$ 318.0 million in six annual and consecutive installments of R$ 53.0 million, the first installment is due in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as from July to December 2010. This present value of obligation assumed at December 31, 2010 was R$ 324.3 million.

Extra Hipermercados Stores

Extra hypermarkets are our largest stores. We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra  hypermarkets offer the widest assortment of products of any of our store formats and have an average selling area of 6,961 square meters as of December 31, 2010. The Extra  stores target the Brazilian classes B, C, D and E. As of December 31, 2010, we had 110 Extra  stores, including stores that opened in 2010. The sale of food products and non-food products represented 61.6% and 38.4% of Extra Hipermercado’s gross sales in 2010, respectively.

Gross sales of the Extra  banner in 2010, including Extra Fácil sales, reached R$12,641.3 million, a 8.4% increase compared to 2009. This increase was due to the opening of seven Extra Hipermercados and 16 Extra Fácil stores.

Extra Supermercado Stores

As of December 31, 2010, we operated 101 Extra Supermercado stores. Our Extra Supermercado banner is characterized by stores with sales area of up to 464 square meters and a complete mix of food products and general merchandise. Our Extra Supermercado stores are complete neighborhood supermarkets with exceptional meat and bakery products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items, in an easily accessible, pleasant environment with exemplary customer service. The sale of food products and non-food products represented 92.3% and 7.7% of Extra Supermercado’s gross sales in 2010, respectively.

As part of our strategy to increase our operations in this segment and take advantage of the migration of the Brazilian population from lower income class to lower-middle income class, we have been converting CompreBem  and Sendas  stores into Extra Supermercado stores to unify our banners that are targeted at lower to middle income consumers.  Through this conversion process, we intend to strengthen our position in this increasingly growing segment of the Brazilian population and streamline our operations.

Gross sales of the Extra  Supermercado  format in 2010, including CompreBem  and Sendas  sales, reached R$5,066.7 million, a 6.1% increase compared to 2009. This increase was due to improvements in the shopping environment of the stores and assortment adjustments that delivered higher sales per store, specially at CompreBem  and Sendas.

Extra Fácil Stores

With the establishment of the Extra Fácil banner in July 2007, we significantly increased our presence in the convenience store segment, where we had already been operating through our Extra Supermercado stores. We opened 16 new stores in 2010, bringing the total of Extra Fácil stores to 68 units as of December 31, 2010. Extra Fácil is characterized by small retail stores with up to four check-outs and offers convenience, proximity and facility. The sale of food products and non-food products represented 95.3% and 4.7% of Extra Fácil’s gross sales in 2010, respectively.

Gas Stations

As of December 31, 2010, we were operating 81 gas stations, two of which were opened in 2010. Our gas stations are located within the parking area of certain of our stores. The location of our gas stations allows our customers to both go shopping and refuel their car while they are on our premises. Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand. We expect to increase the number of gas station units, especially in connection with the Extra  and Assaí  banners, and increase synergies with drugstores and Extra Fácil stores.

Drugstores

With 153 units in operation, we operate one of the largest drugstore chains in Brazil’s retail food industry. We opened a total of three new stores in 2010. In addition, we recently launched a series of initiatives that we believe contribute to the success of our drugstores, including: (i) reorganization of management, (ii) successful renegotiation of prices with suppliers and (iii) strategic adjustments to the assortment and services offered at our drugstores.

Pão de Açúcar Delivery

The Pão de Açúcar Delivery, or PA Delivery, is an extension of our Pão de Açúcar banner. Through the PA Delivery, our clients order products through the Internet. As of December 31, 2010, we had nine PA Delivery units in Brazil, three located in the Greater São Paulo area, one in each of the cities of Indaiatuba (interior of the State of São Paulo), Bertioga (in the coastal region of the state of São Paulo), Rio de Janeiro, Brasília, Curitiba and Fortaleza.

Cash-and-Carry Operating Segment

Assaí Stores

The cash-and-carry segment (atacarejo segment), a wholesale segment in the retail food industry, is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve institutional consumers like processers, retailers and users, offering highly competitive prices and quality products.

Assaí has been operating in the cash-and-carry segment for 37 years and as of December 31, 2010, Assaí had 9,253 employees and 57 stores. In 2010, we opened 17 new Assaí stores. Out of the 17 new Assaí  stores, 13 stores were newly opened and four stores were converted into Assaí format from other banners. In 2010, the Assaí  banner recorded gross sales of R$3,255.2 million.

Home Appliances Operating Segment

Ponto Frio Stores

Our Ponto Frio stores are specialized in home appliances such as consumer electronics and furniture. As of December 31, 2010, we were operating 506 Ponto Frio stores as a result of our acquisition of Globex in July of 2009. In 2010, Ponto Frio stores had gross sales of R$7,040.7 million. For more information on the acquisition of Globex, see “Item 4A. History and Development of the Company — Acquisition of Globex (Ponto Frio).”

Through our Ponto Frio stores, we seek to provide our customers with the best purchasing experience for electronics, appliances, and household products.  Our Ponto Frio stores have a large variety of products and services and offer personalized and specialized services during and after sales.

Casas Bahia Stores

Our Casas Bahia stores are specialized in electronics/household appliances and furniture. As of December 31, 2010, we were operating 526 stores as a result of the Association with Casa Bahia Comercial Ltda. In November and December 2010, Casas Bahia stores’ gross sales totaled R$2,972.3 million. For more information on the Association with Casa Bahia Comercial Ltda., see “Item 4A. History and Development of the Company — Association Agreement with the Partners of Casa Bahia Comercial Ltda..”

Our Casas Bahia stores have a business and management model based on simplicity in the relationship with customers. This relationship allows Casas Bahia to provide easy and simple access to credit to customers, as well as respect and dedication to customers, suppliers and business partners.

E-commerce Operating Segment

In line with our strategy of expanding our share in the sales of home appliances through e-commerce, we consolidated our e-commerce operations by creating a new company called Nova Pontocom. This segment consists of sale of home appliances, i.e., electronics, furniture and other items for the home through the websites: Extra.com.br, PontoFrio.com.br and CasasBahia.com.br

Seasonality

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

Our Products

Our products in the food retail sector are mostly ready-for-sale products that we purchase and resell to our end-user consumers. Only a portion of our products are produced at our stores, which are, based on formulations prepared by our technical team for development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

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

We purchase our products in the home appliances retail sector from suppliers and resell them to our end-user consumers.

Suppliers

The purchasing of our products for our Pão de Açúcar, CompreBem, Sendas, Extra  Hipermercados,  Extra Supermercado, Extra Fácil and Assaí  stores is centralized and we purchase substantially on a spot or short-term basis from a large number of unaffiliated suppliers. As a result, we are not dependent on any single supplier.

The purchasing of our products for our Ponto Frio and Casas Bahia stores and for our e-commerce operating segment is separated and we purchase from a small number of suppliers.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 51 distribution centers (including those of Nova Casa Bahia and Globex) strategically located in 14 States with a total storage capacity of approximately 1,366,814 square meters. We were the first retailer in Brazil to have a centralized distribution center. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

Our distribution centers are, among others, supported by pd@net, a business-to-business technology platform which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2010, we focused on the following tasks: (i) opening of seven distribution centers, which we believe will support our growth through mid-2012; (ii) investment in technological advances, which provided us with accuracy, assertiveness and productivity gains; and (iii) advances in our distribution platform as a result of the implementation of a new system and our adoption of the software Oracle – Retail, which were key to our improvement in the management of the demand. For 2011, our strategy is to review our entire logistics network to include all of our businesses and optimize the use of our different sites, while assuring that the particularities of each business is respected. The expectation is to capture gains through the reduction of losses and working capital.

Our logistics and distribution processes are divided in accordance with the products and services sold under our banners. Accordingly, our distribution processes are guided by the following procedure:

Stores, Supermarkets and Hypermarkets

As of December 31, 2010, the logistic process to supply our stores, supermarkets and hypermarkets (excluding Ponto Frio, Casas Bahia, our e-commerce business, drugstores and gas stations) included 23 distribution centers located in the States of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 397,000 square meters  area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet that, on December 31, 2010, totaled more than 1,300 vehicles exclusively dedicated to this activity, all of which are tracked via GPS. As of December 31, 2010, our centralization rate (the percentage of the products supplied at our stores that come directly from our distribution centers) was 85%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Entry.” As of December 31, 2010, 15% of our stores sales corresponded to “Direct Entry” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.

Electronic products and home appliances  – Casas Bahia and Ponto Frio stores

Our logistics process associated with our Casas Bahia and Ponto Frio stores involve an examination of Ponto Frio’s stores’ forecast for sales, which we use to submit orders to our suppliers. Once these orders are issued, the delivery of products is managed by Globex supply chain area, which analyzes inventory levels, sales estimates by store and other variables and schedules the delivery of the requested products with our suppliers. The products are delivered and distributed among Globex’s distribution centers, which as of December 31, 2010 totaled 16 distribution centers located in 11 States (Rio de Janeiro, São Paulo, Minas Gerais, Paraná, Bahia, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Santa Catarina and the Federal District.)

PA Delivery

Our PA Delivery units share the same inventories with our stores, where our PA Delivery units are strategically located, to take advantage of a larger area of delivery and profit from it.

Nova Pontocom

Our non-food products e-commerce network offers assistance to our clients through two distribution centers. These centers are used for storage and handling of goods; from the time they are selected and packed until the invoice is issued and the products are shipped. Upon the placement of the order on our website or through our call center and confirmation of the payment by the financial institution, the products are selected by a specialized team, are checked and packaged by our quality control department, and the invoice is issued.

Drugstores

Our drugstores are supplied with medications and similar products, the latter following the same distribution logistic used for our supermarkets and hypermarkets. Medications are delivered by specialized distributors who intermediate the process between our Company and the respective drug manufacturers. As of December 31, 2010, we maintained agreements with three major distributors as well as with some regional distribution companies. We do not maintain drug inventories. Medications are requested to distributors through purchase orders that are made according to the needs of our drugstores.

In 2010, through a dedicated logistics operator, BOMI – Farma, located in São Paulo, we have made direct purchases from the pharmaceutical industry. The distribution center operates in the interior of the State of São Paulo and currently serves our drugstores located in this State.

Gas Stations

Our gas stations are supplied by exclusive suppliers. As of December 31, 2010, we used five suppliers.  Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the respective services agreement entered into with each gas station. Fuel transportation is carried out exclusively by our supplier while unloading operations being closely followed by our employees for safety and quality control reasons. The process for compressed natural gas, or GNV is different. GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves. This equipment regularly measures the GNV volumes supplied. GNV is sold through dispensers attached to these entrance box, using specific pipelines.

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

In 2008, 2009 and 2010 we spent approximately R$180.2 million, R$266.4 million  and R$281.0 million, respectively, on advertising (approximately 1.0%, 1.0% and 0.9% of total net sales revenues in each year, respectively). Also, 28.0%, 26.3% and 28.1% of our total marketing expenditures in 2008, 2009 and 2010, respectively, were spent on radio, newspaper and magazine advertising. Television advertisements accounted for 38.2%, 39.2% and 35.8% of advertising expenses in 2008, 2009 and 2010, respectively. We spent 33.8% in 2008, 35.6% in 2009 and 36.1% in 2010 on other promotional activities.

FIC and Investcred

Before our acquisition of Globex, it had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), Banco Investcred Unibanco S.A., or Investcred. In December 2009, we amended the Partnership with Itaú Unibanco to include Investcred into the Partnership and to extend the Partnership’s term to an additional five years. Itaú Unibanco paid us R$600.0 million, of which, R$550.0 million related to Itaú Unibanco’s right to enter into similar partnerships with other retailers and R$50.0 million related to the term of the partnership until August 28, 2029.

FIC operates service kiosks in our stores that have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit and insurance. FIC has been operating for six years and has 7.8 million customers (including the customer base of Investcred), which represents approximately one third of our customers. Each of our Company and Itaú Unibanco holds 50% of FIC’s capital stock. Our Company holds 36% and Globex holds 14%. Itaú Unibanco is responsible for managing FIC and appointing the majority of its officers.

FIC’s share of our total gross sales amounted to 14.0% as of December 31, 2010. In 2010, FIC had an equity income of R$47.4 million – a significant improvement compared to the R$15.2 million in 2009. This performance was in line with our strategy to increase the FIC card’s share of sales, making it the best payment option in the stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

The table below sets forth the breakdown of FIC’s customers in 2008, 2009 and 2010.

Total number of clients (in thousands)	2008	2009(1)	2009(2)	2010
Private label cards	4,422	4,262	4,262	5,172
Co-branded cards	780	979	685	789
Direct consumer credit agreements	135	358	38	70
Extended warranty	678	-	-	-
Personal loans	53	57	9	24
Flex cards	-	1,249	-	1,710
Total	6,068	6,905	4,994	7,765

______________

(1)   Including Globex (Ponto Frio).

(2)   Excluding Globex (Ponto Frio).

Credit Sales

In 2010, 54.3% of our net sales revenue were represented by credit sales in the form of credit card sales, installment sales, post-dated checks and purchase vouchers. The allowance for doubtful accounts is based on average historical losses complemented by the Company's estimates of probable future losses:

Credit card sales. All of our store formats accept payment for purchases with MasterCard, Visa, Diners Club, American Express and our co-branded credit cards. Sales to customers using credit cards accounted for 40.6%, 43.6% and 45.8% of our net sales revenue in 2008, 2009 and 2010 respectively. From this total, sales through private label and co-branded credit cards accounted for 15.5% of our net sales revenue in 2010. An allowance for doubtful accounts is not required as credit risks are substantially assumed by credit card companies or issuing banks.

Purchase vouchers. We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit. Purchase vouchers accounted for 1.0%, 7.5% and 5.9% of our net sales revenue in 2008, 2009 and 2010 respectively. An allowance for doubtful accounts is not required as credit risks are substantially assumed by the companies that issue the vouchers.

Credit sales. Our Extra  hypermarkets, Ponto Frio and Casas Bahia stores offer attractive consumer financing conditions to our customers who frequently purchase home appliances on an installment basis. The installment sales accounted for 1.5%, 1.0% and 2.6% of our total net sales revenue in 2008, 2009 and 2010 respectively. These sales are split in:

Post-dated checks. Post-dated checks are used as financial instruments in Brazil to make purchases. Post-dated checks are executed by a consumer with a future date (up to 60 days) instead of the date of the purchase. The retailer typically deposits the check only as of this future date, and interest for the time elapsed is included in the amount of the check. We currently have post-dated check programs in which interest is computed on the settlement amount based upon a fixed monthly rate of interest (to a lesser extent, for certain promotional programs no interest is charged). We limit the availability of post-dated checks to customers who meet our credit criteria and who hold our identification card. Sales to customers using post-dated checks accounted for 1.5%, 0.7% and 0.2% of our net sales revenue in 2008, 2009 and 2010, respectively.

Installment sales (“Crediário”). Our Casas Bahia stores offer easy access to credit through payment slips (“carnês”) to our customers to finance their purchases. Sales to customers using payment slips accounted for 2.4% in 2010.

Technology

We invested R$101.8 million in information technology in 2008, R$144.2 million in 2009 and R$136.4 million in 2010. Our information technology department is interconnected with our other departments, streamlining our strategic initiatives.

During 2010, we focused on continuing the projects that were initiated in 2009. We completed the project Oracle – Retail, the Company’s largest technology investment in recent years. During 2010, we concluded all stages of deployment. In 2011, we will commence the roll-out, by category, to the distribution centers and all of our stores. Oracle – Retail is expected to reduce the levels of inventory and breakage in the stores, maximizing employee work and minimizing consumers’ perception of lack of products on the shelves.

Other main projects developed during 2010 include:

SAP – SAP will be the platform used to integrate all of the companies in the Group. SAP is already operating in all areas of our financial back-office. In 2011, we will introduce the system in our cash-and-carry and home appliances segments. We believe that adopting a single platform will lead to better control, integrity and uniformity of processes among the companies.

DemandTec – We implemented DemandTec in all of the Company’s supermarkets, hypermarkets and proximity retail outlets. The tool facilitated the studies of price elasticity of products sold. The studies allowed us to maximize supply at the best price and improved margin.

Intellectual Property

We consider our brands to be one of our most valuable assets and have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado, Extra Fácil, Pão de Açúcar, CompreBem, Sendas, Ponto Frio, Casas Bahia and Assaí) in terms of expectations, consumption patterns and purchasing power of the different income levels in Brazil. We believe that Brazilian consumers associate with each of our banners a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with Instituto Nacional de Propriedade Industrial (National Industrial Property Institute), or INPI. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2010, our most important trademarks (Pão de Açúcar, Companhia Brasileira de Distribuição, Barateiro, Extra, Qualitá, CompreBem, Sendas, Taeq, Ponto Frio, Casas Bahia and Assaí, among others) were duly registered with INPI and we had approximately 2,419 trademarks registered or in the process of being registered in Brazil. We did not have any registered patents as of December 31, 2010.

Regarding Casa Bahia Comercial Ltda.’s trademarks, the parties executed the “Trademark Assignment and Transfer Agreement,” through which Casa Bahia Comercial Ltda. assigned and transferred the property of its trademarks registered in Brazil to Nova Casa Bahia.

We own the following domain names, among others: www.extra.com.br, www.paodeacucar.com.br, www.comprebem.com.br, www.assaiatacadista.com.br, www.pontofrio.com.br,  www.sendas.com.br  and www.casasbahia.com.br. Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad. Foreign presence in the Brazilian retail food industry started with French retail food chain, Carrefour. In the past decade, the U.S. chain Wal-Mart has also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry. Thus, the Brazilian retail food industry is highly competitive. Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some South American countries.

Recently, leading retail food companies, including our Company, have acquired various chains. One recent trend in the retail food industry is the migration of large chains to smaller formats, such as neighborhood banners. We believe that hypermarkets should increase their share in the clothing, general goods, electronic products, furniture and construction materials markets as well as in other categories of non-food products, in order to take advantage of the growth in department stores and stores specializing in this segment in Brazil.

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

In the home appliances market, the principal competitors of our Extra Eletro, Casas Bahia and Ponto Frio stores are Magazine Luiza, Pernambucanas, Ricardo Eletro and Lojas Insinuante.

In relation to our food products e-commerce, our PA Delivery units are market leaders and do not face competition at the national level; however there are relevant competitors in local markets, such as Zona Sul, which has a higher market share than us in the city of Rio de Janeiro, Mercadorama, which belongs to the Walmart group, in the city of Curitiba, and Sonda, in the city of São Paulo.

In non-food products e-commerce, our competitors are Brazilian and foreign companies. We believe that the competition from foreign companies is not material in this segment. According to a study by Exame, a Brazilian business magazine in the beginning of March 2010, Nova Pontocom (comprised by Extra.com.br,  PontoFrio.com  and CasasBahia.com), holds the second highest market share in this segment. Our competitors in this segment are B2W, the market leader, which owns Americanas.Com, Submarino and Shoptime, among others, Compra Fácil of the Hermes Group, Magazine Luiza, Walmart, Saraiva, Carrefour  and Fast Shop.

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

Environmental Matters

In 2008, we initiated a new policy of sustainable operations by structuring our actions in a single manner, aligned with our goals and business, thus strengthening our sustainability practices,  which are now measured and improved on a regular basis. We also incorporated sustainability into our operations company-wide, encompassing every sector of the organization. As a result, we created an internal working group and the Sustainable Development Committee, which is linked to our board of directors. The internal committee is organized by the sustainability department comprising representatives of different areas of our Company.

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

In respect to environmental management, we have enhanced control of our consumption of water and energy resources, in addition to the volume of waste generated and proper disposal thereof. To that end we have installed flow reducers on the taps at most of our stores, so as to permit maximum efficiency in water usage, in addition to implementing daily monitoring of consumption at our stores located in the states of São Paulo, Rio de Janeiro and Brasília, in order to rapidly detect leaks. In the future we intend to adopt this control at our other stores. In regard to energy consumption, 26% of our consumption comes from renewable sources (9.5 10¹4 joules or 262.466.841,41 KWh), and this energy is acquired on the free electrical power market. This measure strengthens alternative energy production, reduces the environmental impact of electricity consumption and does not overload the national electricity transmission system.

In regard to gas emissions, our refrigeration systems (cold stores, air conditioning, refrigerators and freezers) use R-22 gas, a variation of refrigeration gas which is less damaging to the ozone layer, in substitution of R-12 gas. In our green stores, we use R-410 gas in the air conditioning system and R-404 gas in the refrigeration system, which have a minimum impact on the ozone layer and represent a new trend in refrigeration and air conditioning installations.

Six years ago we initiated the Top Log program to certify our suppliers who employ the best policies and practices in logistics and supply ascertained during the year. In 2010, 144 suppliers participated in the Top Log Program, and were evaluated regarding their service level, suitability to the client and integration. Sixteen questions related to sustainability, such as pollutant emissions’ reduction, route optimization and reverse logistics – focused on the disposal of packaging materials, were also applied.

We also aim to rationalize resources, while our operations adopt measures to mitigate their impacts, such as:

Waste generation: On-going study of the waste generated in our stores, with the aim of identifying environmentally correct disposal methods, where the focus is on applying the concept of the 3 Rs – reduce, re-use, recycle. Based on this assumption, we have adopted actions that seek to optimize re-usage of our recyclable and organic garbage, thereby reducing the volume of material discharged in landfills. This study resulted in the application of a system in the Green Store at Indaiatuba, creating a volume of disposable garbage close to zero. The same system can be found in over 20 stores and is being adapted for the others, covering all our banners throughout Brazil.

Use of materials: Replacement of equipment or introduction of more efficient new technologies with lower consumption, especially lighting, compressors and air conditioning systems.

Grease trap: The application of a natural biological product for degrading organic compounds.

Recycling stations: A pioneering initiative in Brazil, the program first appeared in 2001 at the Pão de Açúcar banner in partnership with Unilever, and was expanded in subsequent years to the Extra  banner in partnership with H2OH!, and CompreBem. The program seeks to make our clients aware of the importance of properly disposing of garbage, while also making available deposits for voluntary delivery of recyclable materials at our stores. In addition to reducing the environmental impact through correct disposal of garbage, this initiative benefits 27 recycling cooperatives while generating income for around 900 workers. As of December 31, 2010, we had recycling stations at 110 Pão de Açúcar stores, 110 Extra  stores and seven CompreBem  stores in 31 cities in the states of São Paulo, Ceará, Rio de Janeiro, Paraíba, Pernambuco, Piauí, Paraná and Goiás, in addition to the Federal District. Since this initiative began more than 40 thousand tons of garbage have been collected.

CompreBem Oil Collection: In 2010, oil collectors installed at 18 CompreBem  stores collected more than 17,443 liters of oil. Since its beginnings in 2008, more than 41,800 liters have been collected. All collected oil is donated to recycling cooperatives, which resell to companies that produce biofuels.

Caixa Verde (Green Checkout): A program that enables our clients to dispose of packaging at the time of purchase, the first retail pre-consumption recycling program. In 2010 we had 67 stores already with the project in operation.

 Re-usable bags: This encourages our clients to use plastic bags in a conscientious manner by offering re-usable bags in our stores while developing alternative programs, such as offering purchase vouchers (once a certain number of points is achieved) to clients participating in the Programa Mais (a loyalty scheme) and who use re-usable bags. In 2010, 659 thousand re-usable bags were sold at Pão de Açúcar stores, of the 7 models one of them has part of the income donated to SOS Mata Atlantica, 668 thousand at CompreBem  (one of the models being developed in partnership with Associação de Apoio à Criança Deficiente – (the Association for Children with Disabilities) or AACD), 835 thousand at Extra  stores (with part of the income raised from sales being donated to Casa Hope, which supports children with cancer). Lastly, yet another initiative we have adopted for reducing the volume of plastic bags used in purchases at our stores involves the use of more resistant bags that take up to 6 kilos.

We currently do not incur any costs with environmental regulations compliance, notwithstanding those costs associated with the implementation of the sustainability practices described above (among them the construction of a green store in the Vila Clementino, city of São Paulo), resulting in expenditures of approximately R$17 million for the year ended December 31, 2010.

4C.       Organizational Structure

We conduct our operations through Companhia Brasileira de Distribuição. We invest in subsidiaries primarily to acquire the share capital of other retail chains from third parties. In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners. We conduct our food retail segment operations under the Pão de Açúcar, CompreBem, Sendas, Extra Hipermercado, Extra Fácil,  Extra Supermercado banner and for cash-and-carry retail segment operations, under the Assaí  brand. We conduct our home appliances retail segment operations through our Ponto Frio and Casas Bahia brands. The chart below sets forth a summary of our organizational structure:

 For further information on our subsidiaries see note 1 to our financial statements included in this annual report.

4D.       Property, Plants and Equipment

We own 117 stores, 18 distribution centers and a portion of the real estate property where our headquarters are located. The remaining 1,530 stores and 32  distribution centers we operate and the remaining portion of the real estate property where our headquarters are located are leased. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 27  leases expiring by the end of 2011. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. As of December 31, 2010, we leased 17  properties from members of the Diniz Family and 61  stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Family. In addition, all of the 526 Casas Bahia   stores are leased, of which 292 were leased as of the December 31, 2010 from members of the Klein family. Our management believes that the leases follow market standards, and are on an arm’s length basis. See “Item 7B. Related Party Transactions—Leases” and note 21 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2010:

	Owned		Leased		Total
	Number	Area (in square meters)	Number	Area (in square meters)	Number (*)	Area (in square meters)
Pão de Açúcar	29	37,700	120	160,553	149	198,253
Extra Hipermercados	29	186,247	81	579,425	110	765,672
Extra Supermercado	17	24,787	84	112,478	101	137,265
Extra Fácil	9	1,608	59	13,325	68	14,933
CompreBem	10	17,918	103	113,148	113	131,066
Sendas	-	-	17	45,380	17	45,380
Assaí	-	-	57	176,710	57	176,710
Ponto Frio	23	31,405	483	331,908	506	363,313
Casas Bahia	-	-	526	978,511	526	978,511
Warehouses	18	957,188	32	405,574	50	1,362,762
Headquarters	1	35,948	1	59,327	2	95,275

______________

(*) 24 of our stores have been subject to liens as a result of judicial proceedings.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our consolidated financial statements prepared in accordance with IFRS and the related notes and the other financial information included elsewhere in this annual report.

5A.       Operating Results

The following table demonstrates certain operation data as of and for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010	2010
Operating Data	(in millions of R$, except as indicated)			(in millions of US$, except as indicated
Employees at end of period	70,656	85,244	127,406
Total square meters of selling area at end of period	1,360,706	1,744,653	1,832,592
Number of stores at end of period
Pão de Açúcar	145	145	149
CompreBem	165	157	-
Extra Hipermercados (1)	139	168	178
Extra Supermercado (2)	-	13	231
Extra Eletro	47	47	-
Assaí	28	40	57
Sendas	73	68	-
Ponto Frio (3)	-	455	506
Total number of stores at end of period	597	1,080	1,121

Net sales revenues per employee (4):
Pão de Açúcar	229,076	262,276	323,168	193,978
CompreBem	325,737	335,961	-	-
Extra Hipermercados (1)	339,614	356,219	417,281	250,469
Extra Supermercado (2)	-	-	316,028	189,692
Extra Eletro	409,722	548,133	-	-
Assaí	437,538	303,395	418,860	251,417
Sendas	244,060	297,486	-	-
Ponto Frio (3)	-	258,144	644,237	386,697
Average net sales revenues per employee	297,536	315,690	407,732	244,737

Net sales revenues by store format:
Pão de Açúcar	3,378	3,798	4,287	2,897
CompreBem	2,573	2,585	-	-
Extra Hipermercados (1)	9,120	10,406	11,282	6,772
Extra Supermercado (2)	-	-	4,597	2,759
Extra Eletro	295	386	-	-
Assaí	1,269	1,982	2,943	1,767
Sendas	1,397	1,608	-	-
Ponto Frio (3)	-	2,475	6,158	3,696
Total net sales	18,032	23,240	29,808	17,892

Average monthly net sales revenue per square meter (5):
Pão de Açúcar	1,481.1	1,637.2	1,890.8	1,134.9
CompreBem	1,085.4	1,148.7	-	-
Extra Hipermercados (1)	1,025.3	1,138.0	1,281.0	768.9
Extra Supermercado (2)	-	-	1,222.3	733.6
Extra Eletro	881.1	1,154.1	-	-
Assaí	2,486.1	1,395.2	1,552.5	931.9
Sendas	897.1	1,088.6	-	-
Ponto Frio (3)	-	620.4	1,494.8	897.2
CBD average monthly net sales revenue per square meter	1,104.3	1,110.1	1,421.8	853.4

	2008	2009	2010	2010
Operating Data	(in millions of R$, except as indicated)			(in millions of US$, except as indicated
Average ticket amount:
Pão de Açúcar	26.1	29.8	37.4	22.4
CompreBem	19.3	20.7	-	-
Extra Hipermercados (1)	43.7	48.5	51.8	31.1
Extra Supermercado (2)	-	-	23.9	14.3
Extra Eletro	299.1	346.6	-	-
Sendas	21.9	24.2	-	-
Assaí	78.9	74.5	85.0	51.0
Ponto Frio (3)	-	618.4	328.4	197.1
CBD average ticket amount	32.6	41.2	50.3	30.2

Average number of tickets per month:
Pão de Açúcar	10,769,076	10,607,751	10,765,303
CompreBem	11,128,328	10,387,308	8,958,669
Extra Hipermercados (1)	17,406,079	17,886,223	16,950,662
Extra Supermercado (2)
Extra Eletro	82,185	92,908	76,243
Sendas	5,315,750	5,537,072	4,562,594
Assaí	1,340,148	2,218,159	2,885.286
Ponto Frio (3)	-	333,487	1,486,648
CBD average number of tickets per month	46,041,566	47,062,907	49,401,310

________

(1)   In 2010, includes the results of operations of 110 Extra Hipermercados stores and 68 Extra Fácil stores. In 2009, included the results of operations of 103 Extra Hipermercados stores, 13 Extra Supermercado stores and 52 Extra Fácil stores.

(2)   In 2010, includes the results of operations of 101 Extra Supermercado stores, 17 Sendas  stores and 113 CompreBem  stores.

(3)   Includes the results of operations of Globex (Ponto Frio) as from July 1, 2009, and Extra Eletro stores, excluding the operations of Nova Casa Bahia. During 2010, we converted the Extra Eletro stores into Ponto Frio stores. For further information on the acquisition of Globex, see “Item 4A. History and Development of the Company.”

(4)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(5)   Calculated using the average of square meters of selling area on the last day of each month in the period.

Brazilian Economic Environment and Factors Effecting Our Results of Operations

Since all of our operations are in Brazil, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rate, interest rate, Brazilian GDP, employment rates, wage levels, consumer confidence and credit availability.

For the period from 2007 through 2010, Brazilian GDP increased by an average of 4.5% annually (6.1% in 2007, 5.1% in 2008 and -0.6% in 2009). Inflation, as measured by the IPCA, was 4.5%, 5.9% and 4.3%, in 2007, 2008 and 2009, respectively. From January 2007 through December 2010, the real  appreciated 21.7% against the U.S. dollar. Unemployment decreased from 9.3% in January 2007 to 5.3% in December 2010. International reserves increased from US$91.1 billion to US$275.2 billion, and the ratio of net public debt to GDP decreased from 46.7% to 40.3% during the same period.

In 2008, Brazil received investment grade long-term debt ratings from Standard & Poor’s and Fitch and, in September 2009, from Moody’s. The upgraded long-term debt ratings were understood to reflect a favorable medium-term economic environment for Brazil due to the maturity of its financial institutions and the political structure of the country, as well as advances in fiscal policy and control over public debt. In the following months the Brazilian government promoted a series of measures to stimulate consumption, including reducing interest rates, expanding credit through federal public banks and cutting taxes on durable goods, such as vehicles and refrigerators. In April 2011, FITCH upgraded Brazil’s rating on Brazil’s local and foreign currency debt to BBB from BBB-, and its country ceiling to BBB+ from BBB.

In the second half of 2008, global economic conditions worsened significantly, in light of the global financial crisis. The immediate effects on the Brazilian economy included reduced growth and depreciation of the real, which decreased 31.6% between August and October 2008 (from R$1.57/US$1.00 on August 4, 2008 to R$2.29/US$1.00 on October 10, 2008). The crisis also adversely affected the Brazilian capital markets, as reflected by a decrease in the Ibovespa index of 49.0% between May 19, 2008 and December 30, 2008.

After these initial effects, the Brazilian economy resumed its prior growth trend, with rising income levels, stable employment rates and controlled inflation. The increase in GDP in the first semester of 2010, announced in September by IBGE, was 9.0% as compared to the same period in 2009 and 2.7% as compared to the fourth quarter of 2009. The average real income of Brazil’s workforce increased by 6.9% in the 12-month period ended September 30, 2010, while the unemployment rate was at 6.2% in September, according to IBGE. As of September 30, 2010, the accumulated inflation rate as measured by the IPCA was 3.6%. The Committee on Monetary Policy (Comitê de Política Monetária), or COPOM, limited the increases in the base interest rate (SELIC) and had left it unchanged at 10.66% until December 31, 2010. The SELIC increased in 2011 and as of June 20, 2011 it was 12.17%.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31
	2008	2009	2010
GDP Growth(1)	5.1%	(0.2)%	7.5%
Inflation (IGP-M) (%)(2)	9.8%	(1.7)%	11.3%
Inflation (IPCA) (%)(3)	5.9%	4.3%	5.9%
CDI (%)(4)	12.4%	9.9%	9.8%
TJLP (%)(5)	6.3%	6.0%	6.0%
SELIC rate (%)(6)	13.7%	8.7%	10.7%
Appreciation (depreciation) of real before USD (%)	(24.2)%	34.2%	4.5%
Exchange rate (closing) R$ per USD 1.00(7)	2.3	1.7	1.7
Average exchange rate R$ per USD 1.00(8)	1.8	2.0	1.8

______________

(1)   Source:  IBGE.

(2)   Inflation (IGP-M) is a General Market Price Index measured by FGV.

(3)   Inflation (IPCA) is a Broad National Consumer Price Index measured by IBGE.

(4)   The interbank deposit certificate (CDI) is the average rate of the interbank deposits in Brazil (at the end of each period and year).

(5)   Long-term interest rate required by BNDES for long-term financing (end of the period data).

(6)   Annual average interest rate. Source: Central Bank.

(7)   Exchange rate (for sale) of the last day of each month during the period. Source: Central Bank.

(8)   Average of exchange rates (for sale) of the last day of each month during the period. Source: Central Bank.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Critical Accounting Policies

We discuss below key assumptions and judgments concerning the future and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Operating lease commitments–Company as lessor

We have entered into commercial property leases with respect to our investment property portfolio. We have determined, based on an evaluation of the terms and conditions of the arrangements, that we retain all the significant risks and rewards of ownership of these properties and we account for the contracts as operating leases.

Estimated impairment of goodwill and intangibles

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 4 to our financial statements and IAS 36. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations and market quotes. The calculations of value-in-use require the use of estimates.

Other intangible assets, whose useful lives are indefinite as Tradenames and Commercial rights “Fundo do Comércio,” were submitted to impairment test according to the same calculation criteria used for goodwill.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax income and expense already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective jurisdictions in which we operate. The amount of the provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. The differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile.

Deferred income and social contribution taxes assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

We have tax loss carry forwards amounting to a tax benefit of R$720.5 million (R$578.1 million in 2009). These losses do not expire and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. We recorded a valuation allowance against these deferred tax assets in the amount of R$106.2 million in 2010 and 2009.

Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual  market practices. If there is no active market, then the market value is determined through valuation techniques.  These techniques include the use of recent market transactions between independent parties, benchmarks to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. We disclose the assumptions and models used for estimating fair value for share-based payment transactions in note 25 to our financial statements included in this annual report.

Review of the useful life of property and equipment items

We have reviewed the useful life of our fixed assets as of January 1, 2010. As a consequence, our income statement reflected non comparative amounts of depreciation.

Changes have been applied prospectively in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Business Combinations

Globex Acquisition

We have consolidated the results of operations of Globex into our financial statements since July 7, 2009. The acquisition was accounted for under the acquisition method consistent with IFRS 3.

We had used provisional amounts of net assets acquired in 2009 and 2010. We carried out a final valuation that resulted in adjustments to net assets, which we recorded retroactively in the year ended December 31, 2009:

(i)       Restricted advances: these refer to adjustment to recoverable value of restricted deposits existing on the business combination date;

(ii)     Provision for contingencies: non-recorded provisions on the acquisition date (contingent liabilities), as they do not meet the IAS 37 requirements, recorded in business combination according to IFRS 3 requirement (see note 19 to our financial statements);

(iii)    “Ponto Frio” and “Pontofrio.com” trademarks: Ponto Frio and Pontofrio.com are traditional and well-known trademarks in Brazilian retail industries. In light of the strength and recognition of the brand, a player in the market should not discontinue to use it. The value of the brand was based on how much royalties would be paid according to market standards for the use of the brand, if we had not acquired it.

(iv)   Commercial Rights “Fundo de Comércio”: one of Globex’s strengths is its points-of-sale, most of which are located in busy shopping centers. Shopping centers and street stores usually charge fees related to the assignment for the right to use the point-of-sale when it is transferred.  The value of the fees is calculated based on comparable transactions in the market;

(v)     Customer relationship: relates to the customer base held by Banco Investcred, mainly through private label cards, corporate clients and e-commerce channel and is Brazil’s 7th largest e-commerce web site.

(vi)   Fair value of property and equipment: the Company evaluated the fair value of property and equipment acquired, identifying an adjustment of R$99.1 million, fully recognized in the opening balance sheet.

(vii)  Deferred income tax and social contribution over differences between the taxable basis of tax and accounting goodwill, under IAS 12;

As of December 31, 2010 we recorded goodwill in the amount of R$279.9 million (R$703.0 million provisionally calculated in 2009), in “intangible assets” based on the total consideration related to the acquisition of Globex and net assets we identified at fair value.

For further information on the acquisition of Globex see “Item 4A. Development of the Company— Acquisition of Globex (Ponto Frio)” and see note 16 to our financial statements included in this annual report.

Casa Bahia Comercial Ltda. Association

We have consolidated the results of operations of Casa Bahia Comercial Ltda. into our financial statements since November 1, 2010.  The business combination was accounted for under the acquisition method consistent with IFRS 3.  We have not yet obtained a final valuation for the fair value of the net assets, in order to conclude the valuation of the goodwill related to the Association. We will conclude the collection of the necessary data required to complete the valuation of the fair value of the net assets acquired and consideration transferred during 2011 within 12 months from the date of the business combination.

For further information on the Association, see “Item 4A. History and Development of the Company – Association Agreement with the Partners of Casa Bahia Comercial Ltda.,” “Item 7B. Related Party Transactions – Leases,” “Item 10C. Material Contracts” and note 16(a) to our financial statements included in this annual report.

Overview

In 2010, we consolidated our leading position as one of the largest retail companies in Latin America.   We concluded the negotiation of the Association with the partners of Casa Bahia Comercial Ltda. and we believe we became one of the 10 largest companies worldwide in the home appliances segment.  While remaining primarily a food distribution company, our strong position in the home appliances retail segment enabled us to diversify the mix of products we offer to our customers.

Since 2008, we have reorganized our management model.  During 2010, we ceased to be a multi-format company and became a multi-business group.  We have segregated each of our business segments into separate operating units: food retail, cash-and-carry, home appliances retail and e-commerce.  Our new management model ensures that each operating unit keeps its individual business characteristics and is managed by professionals that are specialized in each unit’s business segment.  In addition, under our new management model, each operating unit benefits from a single administrative and operating structure that includes market strategy, commercial strategy, corporate relations, supply chain, corporate services (finance and IT), human resources and management control.  Through our new management model we gain synergies and integrate our business segments without jeopardizing the specificity and expertise that is necessary to generate positive results in each of the segments.

In the food retail operating segment, as part of our strategy to increase our operations in this segment and take advantage of the migration of the Brazilian population from the lower income class to the lower-middle income class, we have been converting CompreBem  and Sendas  stores into Extra Supermercado stores to unify our banners that are targeted at lower to middle income consumers.  Through this conversion process, we intend to strengthen our position in this increasingly growing segment of the Brazilian population and streamline our operations.

In the cash-and-carry operating segment, we fostered strong organic growth and strengthened our position in this segment.  Our Assaí  stores increased from 14 stores in 2007 to 57 stores in 2010.

In the e-commerce operating segment, we incorporated Nova Pontocom in the beginning of 2010.  For further information on the incorporation of Nova Pontcom, see “Item 4A. History and Development of the Company – Association Agreement with the Partners of Casa Bahia Comercial Ltda.” and “– Reorganization of E-commerce Operations.”

We believe that our good results of operations during 2010 stemmed from favorable macroeconomic conditions in Brazil. The migration of the Brazilian population from the lower income class to the lower-middle income class increased consumption of higher value-added products.  In addition, the competitive environment has also become more balanced as the informal segment of the Brazilian economy has increasingly reduced.  We expect that important events, such as the FIFA World Cup in 2014 and the Olympic Games in 2016, the strength of the real estate sector and infrastructure programs sponsored by the Brazilian government will continue to increase consumption in Brazil, particularly in the low-middle income class.

Results of Operations for 2010, 2009 and 2008

We measure the results of our operating segments in IFRS using, among other measures, each segment’s operating profit. At times, our Company revises the measurement of each segment’s operating profit, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions are restated for all periods presented to maintain comparability. Information for the segments is included in the following table:

Segments	(in millions of R$) As of December 31, 2010
Statement of operations data	Food Retail	Cash-and- Carry	E-commerce	Home Appliances (1)	Total

Net sales revenue	20,562.8	2,922.9	1,703.8	6,902.2	32,091.7
Gross profit	5,524.1	422.4	278.0	1,625.7	7,850.2
Depreciation and amortization	(336.3)	(24.3)	(2.2)	(77.3)	(440.1)
Operating profit	1,244.8	67.9	215.7	73.6	1,602.0
Financial expenses	(646.2)	(53.6)	(73.5)	(381.4)	(1,154.7)
Financial income	290.2	7.2	0.4	33.9	331.7
Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	865.1	21.5	(2.7)	(70.4)	813.5
Income and social contribution taxes	(105.3)	(8.0)	5.3	21.4	(86.6)

_____________

(1)   Includes the results of operations of Globex as from July 1, 2009 and Nova Casa Bahia as from November 1, 2010.

Segments	(in millions of R$) As of December 31, 2009
	Food Retail	Cash-and- Carry	E-commerce	Home Appliances (1)	Elimination(2)	Total

Net sales revenue	18,524.2	1,981.8	625.5	2,118.8	(57.5)	23,192.8
Gross profit	4,965.2	291.3	102.2	397.8	(57.5)	5,699.0
Depreciation and amortization	(415.5)	(12.1)	(2.4)	(25.5)	(4.4)	(459.9)
Operating profits	989.8	39.5	(17.6)	(42.5)	12.4	981.6
Financial expenses	(432.6)	(10.6)	(14.7)	(43.3)	-	(501.2)
Financial income	238.0	1.4	-	10.6	(3.3)	246.7
Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	795.9	30.3	(18.4)	(95.4)	20.1	732.5
Income and social contribution taxes	(119.8)	(14.3)	3.4	102.1	(65.4)	(94.0)

______________

(1)   Includes the results of operations of Globex as from July 1, 2009.

(2)   Accounts for inter-company transactions.

Segments	(in millions of R$) As of December 31, 2008
Statement of operations data	Retail	Cash-and- Carry	Elimination(1)	Total in IFRS
Net sales revenue	16,769.2	1,262.8	-	18,032.0
Gross profit	4,557.6	194.9	-	4,752.5
Depreciation and amortization	(437.4)	(5.3)	-	(442.7)
Operating profit	799.5	43.3	-	842.8
Financial expenses	(618.8)	(4.9)	-	(623.7)
Financial income	291.0	1.1	-	292.1
Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	497.1	39.5	(26.0)	510.7
Income and social contribution taxes	(133.6)	(13.6)	-	(147.2)

____________________

(1)   Accounts for inter-company transactions.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our financial statements.

Results of Operation	(in millions of R$) As of and for the Year Ended December 31,
	2010 (1)%		2009 (2)%		2008	%
Net sales revenue	32,091.7	100.0	23,192.8	100.0	18,032.0	100.0
Cost of sales	(24,241.5)	(75.5)	(17,493.8)	(75.4)	(13,279.5)	(73.6)

Gross profit	7,850.2	24.5	5,699.0	24.6	4,752.5	26.4
Selling, general and administrative expenses	(5,782.1)	(18.0)	(4,179.6)	(18.0)	(3,447.9)	(19.1)
Depreciation and Amortization	(440.1)	(1.4)	(459.9)	(2.0)	(442.7)	(2.5)
Other operating expenses, net	(26.0)	(0.1)	(77.9)	(0.3)	(19.1)	(0.1)
Operating profit	1,602.0	5.0	981.6	4.2	842.8	3.6
Financial income	331.7	1.0	246.7	1.1	292.1	1.6
Financial expense	(1,154.7)	(3.6)	(501.2)	(2.2)	(623.7)	(3.5)
Equity pickup results	34.5	0.1	5.4	0.0	(0.5)	0.0

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest	813.5	2.5	732.5	3.2	510.7	2.8

Income tax expense
Current	(52.1)	(0.2)	(68.1)	(0.3)	(36.3)	(0.2)
Deferred	(34.5)	(0.1)	(25.9)	(0.1)	(110.9)	(0.6)
Employee profit sharing	(35.1)	(0.1)	(32.5)	(0.1)	(22.2)	(0.1)
Net income	691.8	2.2	606.0	2.6	341.3	1.9
Attributable to equity holders of the parent	722.3	2.3	609.3	2.6	341.3	1.9
Attributable to noncontrolling interest	(30.7)	(0.1)	(3.4)	0.0	0.0	0.0

______________

(1)   Includes the results of operations of Globex as from July 1, 2009 and Nova Casa Bahia as from November 1, 2010.

(2)   Includes the results of operations of Globex as from July 1, 2009.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated

Net sales revenue. Net sales revenue increased by 38.4%, or R$8,898.9 million, from R$23,192.8 million in 2009 to R$32,091.7 million in 2010, as explained below. Our same stores sales increased by 13.2% in the period.

·         Food retail segment (includes the banners Pão de Açúcar, CompreBem, Sendas and Extra) net sales revenue increased due to the opening of 47 stores and conversion of 93 CompreBem  and Sendas  stores into Extra Supermercado stores. Our same-store sales in the food retail segment increased by 10.5% in the period due to growth resulting from good sales performance of beverages, personal care & household cleaning products, electronics/household appliances and textile products.

·         Cash-and-Carry segment (Assaí) net sales revenue increased due to organic growth, the opening of new stores and conversion of existing ones from other banners into Assaí  banner, and the Assaí stores’ improved operating result. Our same-store sales in the cash-and-carry segment increased by 10.8 % in the period.

·         Home appliances segment (Casas Bahia and Globex - Ponto Frio) net sales revenue increased by 225.8% principally due to the consolidation of Nova Casa Bahia’s results of operations as from November 1, 2010.

·         E-commerce segment (www.extra.com.br, www.pontofrio.com.br, www.casasbahia.com.br)  net sales revenue totaled R$1,704.0 million in 2010.

Gross Profit increased by 37.7%, or R$ 2,151.2 million, from R$5,699.0 million in 2009 (margin of 24.6%), to R$7,850.2 million (margin of 24.5%) due to more advantageous negotiations with suppliers, improved operational and sales management and implementation of DemandTec, which helped us in the studies of price elasticity for many of the products sold, and thus allowed us to to maximize the supply at the best price and improved margin.

Selling, General and Administrative Expenses increased by 38.3%, or R$1,602.5 million, from R$4,179.6 million in 2009 to R$5,782.1 million in 2010 due to higher personnel and social benefit expenses, increased expenses with IT to support business expansion, and 53 new stores opened in the year.

Depreciation decreased by 4.3%, or R$19.8 million, from R$459.9 million in 2009 to R$440.1 million in 2010. This positive impact was due to the review of depreciation useful lives of certain specific fixed assets during 2010.

Other operating expenses, net decreased by 66.6%, or R$51.9 million, from R$77.9 million in 2009 to R$26.0 million in 2010. The decrease is due to (i) payment of R$600 million from Itaú Unibanco in connection with the amendment of the FIC partnership, (ii) revenue for extemporaneous tax credit of R$107.0 million, (iii) expenses related to business combinations of R$53.0 million, (iv) losses due to write-off of taxes and tax installment program of R$747.0 million and (v) R$39.0 million of other losses. In 2009, the loss is related to a gain resulting from favorable terms of the negotiation of the Association with Nova Casa Bahia of R$454.0 million, (ii) losses due to write-off of taxes, probable claims and tax installment program of R$415.0 million, (iii) losses in the sales of fixed assets of R$73.0 million and (iv) R$8.0 million of other gains.

Financial Income increased by 34.5%, or R$85.0 million, from R$246.7 million in 2009 to R$331.7 million in 2010 due to higher interest-earning income from restated judicial deposits and certain financial investment plus increase in other financial income.

Financial Expenses increased by 130.4%, or R$653.5 million, from R$501.2 million in 2009 to R$1,154.7 million in 2010.  This increase was mainly a result of the increase in our net debt to finance acquisitions, our expansion and opening of stores. In addition, the increase in the SELIC base interest rate caused an increase in the cost to service our net debt. To a lesser extent, the increase in financial expenses was also due to an increase  in our installment payment receivables transferred to third parties at a discount (or referred to in this annual report as "receivables sold") and other assets and liabilities adjusted by the increase in the CDI rate.

Equity pickup results increased from R$5.4 million in 2009 to R$34.5 million in 2010, due to an increase in the number of FIC’s customers and the beginning of Globex’s credit cards operations since the third quarter of 2009.

Income (Expense) Before Income Taxes, Employee Profit Sharing and Noncontrolling Interest increased by 11.1%, or R$81.0 million, from R$732.5 million in 2009 to R$813.5 million in 2010 due to increase in our sales and a non-taxable gain resulting from favorable terms of the negotiation of the Association with Nova Casa Bahia. The increase was partially offset by financial expenses.

Income Tax Benefits (Expense) decreased by 7.9%, or R$7.4 million from R$(94.0) million in 2009 to R$(86.6) million in 2010 due primarily to a non-taxable gain resulting from favorable terms of the negotiation of the Association with Nova Casa Bahia.

Employee Profit Sharing increased by 8.0%, or R$2.6 million, from R$32.5 million in 2009 to R$35.1 million in 2010 mainly due to increase in the number of our company’s employees.

Net Income increased by 14.2%, or R$85.8 million, from R$606.0 million in 2009 to R$691.8 million in 2010 due to the factors discussed above.

Segment Information

We present the results of our operating segments in IFRS, which is the measure used by management in evaluating the performance of and strategy for the four segments listed below. For further information on the segments, see note 26 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2010, the food retail segment was comprised of the banners Pão de Açúcar, Comprebem, Sendas and Extra.

Net sales revenue increased by 11.0%, or R$2,038.6 million, from R$18,524.2 million in 2009 to R$20,562.8 million in 2010 due to the good sales performance, especially of beverages and personal care & household cleaning products.

Gross profit increased by 11.3%, or R$558.9 million, from R$4,965.2 million in 2009 to R$5,524.1 million in 2010 due to the increase in sales as a result of the opening of new stores.

Depreciation and amortization decreased by 19.1%, or R$79.2 million, from R$415.5 million in 2009 to R$336.3 million in 2010. This positive impact was the result of the review in the useful life of fixed assets, according to which the useful life of certain specific fixed assets was extended.

Operating profit increased by 25.8%, or R$255.0 million, from R$ 989.8 million in 2009 to R$1,244.8 million in 2010 due to higher sales and a decrease in operating expenses due to more strict budget control.

Financial expenses increased by 49.4%, or R$213.6 million, from R$ 432.6 million in 2009 to R$646.2 million in 2010 as a result of a more leveraged capital structure to support our expansion.

Financial income increased by 21.9%, or R$52.2 million, from R$ 238.0 million in 2009 to R$290.2 million in 2010 due to higher interest earned on cash and cash equivalents resulting from higher interest rates.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest increased by 8.7%, or R$69.2 million, from R$795.9 million in 2009 to R$865.1 million in 2010 due to gain resulting from favorable terms of the negotiation of the Association with Nova Casa Bahia.

Cash -and-Carry Segment

As of December 31, 2010, our cash-and-carry segment was comprised of the Assaí banner.

Net sales revenue increased by 47.5%, or R$941.1 million, from R$1,981.8 million in 2009 to R$2,922.9 million in 2010 principally due to organic growth, the opening of 13 new stores and conversion of four stores from other banners into Assaí banner, and the format’s improved operating result.

Gross profit increased by 45.0%, or R$131.1 million, from R$291.3 million in 2009 to R$422.4 million in 2010 due to 17 new stores in the year.

Depreciation and amortization increased by 100.8%, or R$12.2 million, from R$12.1 million in 2009 to R$24.3 million in 2010 due to the opening of new stores and conversion of stores into Assaí banner.

Operating profit increased by 71.9%, or R$28.4 million, from R$ 39.5 million in 2009 to R$67.9 million in 2010 due to higher sales level than in 2009.

Financial expenses increased by 405.7%, or R$43.0 million, from R$10.6 million in 2009 to R$53.6 million in 2010 due to a greater amount of receivables discounted to support our working capital needs.

Financial income increased 414.3% or R$5.8 million, from R$1.4 million in 2009 to R$7.2 million in 2010 due to higher interest earned on cash and cash equivalents and on taxes and judicial deposits as a result of higher interest rates.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest decreased by 29.0%, or R$8.8 million, from R$30.3 million in 2009 to R$21.5 million in 2010 due to higher financial expenses, as explained above.

Home Appliances Segment

As of December 31, 2010, our home appliances segment was comprised of the banners Ponto Frio and Casas Bahia.

Net sales revenue increased by 225.8%, or R$4,783.4 million, from R$2,118.8 million in 2009 to R$6,902.2 million in 2010 principally due to the consolidation of Nova Casa Bahia results of 526 stores as from November 1, 2010.

Gross profit increased by 308.7%, or R$1,227.9 million, from R$397.8 million in 2009 to R$1,625.7 million in 2010. This increase was the result of the beginning of the integration of Nova Casa Bahia and capture of synergies.

Depreciation and amortization increased by 203.1%, or R$51.8 million, from R$25.5 million in 2009 to R$77.3 million in 2010 due to more 526 Casas Bahia stores and conversion of Extra Eletro stores into Ponto Frio stores.

Operating profit increased by 273.2%, or R$116.1 million, from R$(42.5) million in 2009 to R$73.6 million in 2010. This result was due to sales growth, improved gross margin as a result of the integration with Nova Casa Bahia, and our continued expenses control and management.

Financial expenses increased by 780.8%, or R$338.1 million, from R$43.3 million in 2009 to R$381.4 million in 2010 primarily due to increased amount of receivables sold, the increase in CDI rate, which impacts the court deposits included in the  balance sheet and  other assets and liabilities, such as contingencies.

Financial income increased by 219.8% or R$23.3 million, from R$10.6 million in 2009 to R$33.9 million in 2010 due to a greater amount of financial investments and discounts on advance repayments to suppliers.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest increased by 26.2%, or R$25.0 million, from R$(95.4) million in 2009 to R$(70.4) million in 2010 due to sales growth, improved gross margin as a result of the integration with Nova Casa Bahia, and our continued expenses control and management. This increase was partially off-set by the decrease in our financial result.

E-commerce Segment

As of December 31, 2010, our e-commerce segment consisted of our e-commerce operations through the websites: Extra.com.br, PontoFrio.com.br  and CasasBahia.com.br, wholesale activities and E-Hub, owned by Nova Pontocom.

Net sales revenue increased by 172.4%, or R$1,078.3 million, from R$625.5 million in 2009 to R$1,703.8 million in 2010 mainly due to organic growth and the consolidation of www.casasbahia.com.br  to our company’s portfolio.

Gross profit increased by 172.0%, or R$175.8 million, from R$102.2 million in 2009 to R$278.0 million in 2010 due to the increase in sales.

Depreciation and amortization decreased by 8.3%, or R$0.2 million, from R$2.4 million in 2009 to R$2.2 million in 2010 due to small increase in fixed assets.

Operating profit increased by 1,325.6%, or R$233.3 million, from R$(17.6) million in 2009 to R$215.7 million in 2010 due to the restructuring within the Pão de Açúcar Group related to the e-commerce segment that caused three websites (Extra.com, PontoFrio.com, CasasBahia.com) and the wholesale operation to become part of this segment.

Financial expenses increased by 400.0%, or R$58.8 million, from R$14.7 million in 2009 to R$73.5 million in 2010 due to increased working capital needs driven by the growth in sales.

Financial income increased to R$0.4 million in 2010 due to financial investments.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest decreased by 85.3%, or R$15.7 million, from R$(18.4) million in 2009 to R$(2.7) million in 2010 due to the restructuring within the Pão de Açúcar Group related to the e-commerce segment that caused three websites and the wholesale operation to become part of this segment and the increase in financial expenses.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Consolidated

Net sales revenue. Net sales revenue increased by 28.6%, or R$5,160.8 million, from R$18,032.0 million in 2008 to R$23,192.8 million in 2009, as explained below. Our same stores sales increased by 12.7%  in the period.

·         Food Retail segment (includes the banners Pão de Açúcar, CompreBem, Sendas, Extra and Extra Eletro) net sales revenue increased due to the consolidation of our new marketing program (sales pillars) which was implemented into our operations in 2008. This program focuses on increasing the assortment of products in our stores, improving negotiating strategies to attain better prices from our suppliers, increasing advertising and offering improved service. Our same stores sales in the traditional retail segment increased by 12.5% in the period due to growth resulting from the good sales performance of both food and non-food products and an increase in credit availability and good payment conditions.

·         Cash-and-Carry segment (Assaí) net sales revenue increased due to the opening of seven new stores and the conversion of five existing stores into the Assaí  format, most of which are in Rio de Janeiro, due to this format’s low investment and high return characteristic. Our same stores sales in the cash and carry segment increased by 18.0%  in the period, driven by the optimization of over the counter sales.

·         Home appliances segment (Globex - Ponto Frio) net sales revenue totaled R$2,118.8 million in 2009. The acquisition of Globex took effect for accounting purposes on July 1, 2009, increasing our net sales.

Gross Profit increased by 19.9%, or R$ 946.5 million, from R$4,752.5 million in 2008 to R$5,699.0 due to more advantageous negotiations with suppliers, the consolidation of a more profitable product mix, including seasonal products and the increased participation of Assaí and Ponto Frio in our sales.

Selling, General and Administrative Expenses increased by 21.2%, or R$731.7 million, from R$3,447.9 million in 2008 to R$4,179.6 million in 2009 due to the consolidation of Globex’s selling, general and administrative expenses and our overall growth, but it remained below the net sales revenue increase of 28.9% as a result of continuing efforts to control expenses.

Depreciation and Amortization increased by 3.9%, or R$17.2 million, from R$442.7 million in 2008 to R$459.9 million in 2009 primarily due to the acquisition of Globex in July of 2009, which added 455 stores to our Group.

Other operating expenses, net increased by 307.9%, or R$58.8 million, from R$19.1 million in 2008 to R$77.9 million in 2009 due to the exclusion of un-realizable tax write-offs resulting from changes in Brazilian tax legislation amounting to R$359.0 million, the net effect of the tax installment program (REFIS) in the amount of R$342.6 million, see “Item 8A. Consolidated Statements and Other Financial Information —Legal Proceeding —Federal Tax Installment Payment Program (REFIS)” and business combination expenses amounting to R$76.0 million, offset by R$600.0 million in revenue as a result of the renegotiation of the FIC association agreement with Itaú Unibanco, see “Item 4A. History and Development of the Company —Amendments to the Partnership with Itaú Unibanco” and the reversal of provision for contingencies in the amount of R$107.5 million.

Financial Income decreased by 15.5%, or R$45.4million, from R$292.1 million in 2008 to R$246.7 million in 2009 due to a reduction in net debt resulting in less interest to be paid and lower CDI interbank rate.

Financial Expenses decreased by 19.6%, or R$122.5 million, from R$623.7 million in 2008 to R$501.2 million in 2009 as a result mainly of fair value of financial instruments and swap operations.

Equity increased from R$(0.5) million in 2008 to R$5.4 million in 2009. On September 30, 2009, FIC took over the management of Banco Investcred – BINVI, Globex’s financing arm, aiming to boost Ponto Frio’s sales and increase profitability through the adoption of a strict credit policy and differentiated payment conditions, as well as the pursuit of synergies. The increase was mainly due to initiatives implemented throughout 2008, which generated important portfolio gains, kept default under control thanks to a rigorous credit granting policy and led to a differentiated positioning in regard to the competition.

Income (Expense) Before Income Taxes, Employee Profit Sharing and Noncontrolling Interest increased by 43.4%, or R$221.8 million, from R$510.7 million in 2008 to R$732.5 million in 2009 due to our strategy of expanding our participation in new businesses and growing in a sustainable manner, while retaining firm control over expenses and investing in competitive prices to leverage sales as well as ensuring cash margin gains.

Income Tax Benefits (Expense) decreased by 36.1%, or R$53.2 million from R$(147.2) million in 2008 to R$(94.0) million in 2009 due to the partial inclusion of some lawsuits in the Tax Installments Program of Law 11,941/09. This Law, among others, amends the federal tax laws related to the tax debt payment by installments, granting a reduction of fines and interest rates in specific cases. This decision was made to reduce the Company’s tax exposure, with the benefit of reducing fines and interest rates, and implementing a financing plan of up to 180 months. The law also allows that remaining tax losses and judicial deposits related to lawsuits to be included in the installment program and deducted from the outstanding balance to be paid in installments.

Employee Profit Sharing increased by 46.4%, or R$10.3 million, from R$22.2 million in 2008 to R$32.5 million in 2009 due to a change in our profit sharing plan, in which, some employees in positions below management, such as coordinators, supervisors and specialists began to benefit from profit sharing.

Net Income increased by 78.5%, or R$268.0 million, from R$341.3 million in 2008 to R$609.3 million in 2009 due to the factors discussed above.

Segment Information

We present the results of our operating segments in IFRS, which is the measure used by management in evaluating the performance of and strategy for the four segments listed below.

Food Retail Segment

As of December 31, 2009, our retail segment was comprised of the banners Pão de Açúcar, Comprebem, Sendas, Extra and Extra Eletro.

Net sales revenue increased by 10.5%, or R$1,755.0 million, from R$16,769.2 million in 2008 to R$18,524.2 million in 2009. Among the factors that accounted for this performance was the consolidation of the sales strategy introduced into our daily activities in 2008 which focused on assortment, pricing, communication and services. Our group’s solid capital structure also played a crucial role in increasing our market share.

Gross profit increased by 8.9%, or R$407.6 million, from R$4,557.6 million in 2008 to R$4,965.2 million in 2009 due to the increase in sales as a result of the opening of new stores.

Depreciation and amortization decreased by 5.0%, or R$21.9 million, from R$437.4 million in 2008 to R$415.5 million in 2009 due to the non-amortization of goodwill as from 2009 in compliance with Law 11,638/07 and to the decrease in amortization related to improvements on the property of third-parties and the renewal of leasing contracts resulting in less investments being amortized over the leasing contract period.

Operating profit increased by 23.8%, or R$190.3 million, from R$799.5 million in 2008 to R$989.8 million in 2009 due to higher sales and a decrease in operating expenses due to more strict budget control.

Financial expenses decreased by 30.1%, or R$186.2 million, from R$618.8 million in 2008 to R$432.6 million in 2009 as a result of a decrease in CDI interest rate, which represents our biggest exposure, from 12.3% in the end of 2008 to 9.8% in the end of 2009 and a decrease in the interest received in the amount of R$15 million.

Financial income decreased by 18.2%, or R$53.0 million, from R$291.0 million in 2008 to R$238.0 million in 2009 due to a decrease in CDI interest rate, which represents our biggest exposure, from 12.3% in the end of 2008 to 9.8% in the end of 2009.

Income before income and social contribution taxes and employees’ profit sharing and noncontrolling interest increased by 60.1%, or R$298.8 million, from R$497.1 million in 2008 to R$795.9 million in 2009 due to higher operating profit and decrease in expenses due to strict budget control.

Income and social contribution taxes decreased by 10.3%, or R$13.8 million from R$133.6 million in 2008 to R$119.8 million in 2009 due to the changes resulting from Law No. 11,941/09 relating to REFIS (tax paid in installments) which resulted in certain incomes not being subject to taxation.

Cash-and -Carry Segment

As of December 31, 2009, our cash-and-carry segment was comprised of the Assaí banner.

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

Home Appliances Segment

As of December 31, 2009, our home appliances segment was comprised of the banner Ponto Frio, including the web site pontofrio.com.

Net sales revenue totaled R$2,118.8 million as from July 1, 2009, when the acquisition of Globex (Ponto Frio) took effect for accounting purposes, factors that contributed to the net sales revenue were result of the Christmas campaign carried out jointly with GPA, which mobilized the commercial, operational and logistics areas, ensuring more competitive promotions, as well as greater media presence throughout Brazil and (differentiated consumer payment conditions during the Christmas season. Our opportunities to implement some synergies, as well as, efficiency gains still exist.

5B.       Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow, loans from the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, issuances of debentures and loans from banks. In addition, we fund our working capital needs through a receivables securitization investment fund (PAFIDC).

As of December 31, 2010, we had R$3,818.0 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents to respond to short-term liquidity requirements.

Our main cash requirements include:

·         the servicing of our indebtedness;

·         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure;

·         consumer credit;

·         acquisitions of other supermarket chains; and

·         distribution of dividends and interest on shareholders’ equity.

Our primary sources of liquidity have historically been cash flow from our operating activities and borrowings. Net cash from operating activities was R$363.3 million in 2010, R$1,842.8 million in 2009 and R$1,256.0 million in 2008. Net cash provided by (used in) financing activities was R$1,365.0 million in 2010, R$1,636.8 million in 2009 and R$484.7 million in 2008 (after payment of R$109.2 million in dividends). In 2010, these cash flows were primarily used for investments in the capital expenditures program, totaling R$1,521.7 million.

As of December 31, 2010, our total outstanding debt was R$8,569.4 million, consisting of:

·         R$7,431.7 million in real-denominated loans, and

·         R$1,137.7 million in U.S. dollar-denominated debt.

We have adopted a treasury policy to manage financial market risk, principally by entering into swaps in reais  for more than 95% of our U.S. dollar‑denominated liabilities. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais  and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

We may in the future enter into cross-currency swap agreements and other swap transactions to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

Total debt as of December 31, 2010 increased by 100.7% or R$4,299.2 million, from R$4,270.2 million in 2009 to R$8,569.4 million in 2010. The most significant part of our debt was incurred in connection with the acquisition and construction of new stores, and with the remodeling of the existing stores. Our cash interest expense was R$182.8 million in 2010 and R$209.3 million in 2009.

We have entered into four lines of credit with BNDES, which are denominated in reais  and subject to indexation, based on the TJLP plus an annual spread. Amortizations will be in monthly installments after a grace period. BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains. For further information on our lines of credit with BNDES, see note 17(b) to our financial statements included in this annual report.

Under the lines of credit with BNDES, we are prohibited from offering assets as collateral in loans entered into with third parties without the prior comment of BNDES. We also have to comply with the maintenance of negative covenants measured in accordance with Brazilian GAAP:  capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.40 and current ratio (current assets/current liabilities) equal to or in excess of 1.05.

We issued a number of non-convertible debentures between 1997 and 2010. As of December 31, 2010, there were 777,965 debentures in circulation.

On March 1, 2007, the shareholders approved the sixth issuance and public offering of debentures in Brazil. We received proceeds equivalent to R$779.6 million, for 77,965 non-convertible debentures issued as the first (54,000) and second (23,965) series of the sixth issuance. The debentures are indexed to the average CDI rate and accrue an annual spread of 0.5%, which is payable semi-annually. The principal amount will be repaid in three equal installments on March 1, 2010, 2011 and 2012.

On June 15, 2009, the shareholders approved the seventh issuance and public offering of debentures in Brazil. We received proceeds equivalent to R$200 million, for 200 non-convertible debentures issued as the first series of the seventh issuance. The debentures are indexed to the average CDI rate and accrue an annual spread of 19% which will be payable on the maturity date.

On December 4, 2009, the shareholders approved the eighth issuance and public offering of debentures in Brazil. We received proceeds equivalent to R$500 million, for 500 non-convertible debentures issued as the first series of the eighth issuance. The debentures are indexed to the average CDI rate and accrue an annual spread of 9.5%, payable on the thirty-sixth month after the issue date and annually thereafter.

As of December 31, 2010, we had 777,965 non-convertible debentures outstanding, totaling R$1,588.1 million. We have to comply with certain negative covenants: net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity, and maintenance of net debt to EBITDA ratio less than or equal to 3.25.

For further information on our non-convertible debentures, see note 17(d) to our financial statements included in this annual report.

On September 19, 2003, we concluded the structuring of Pão de Açúcar Fundo de Investimento em Direitos Creditórios, or PAFIDC, a receivables securitization fund, with a term of duration until 2012. We transferred to PAFIDC customer credit financing and accounts receivable from credit card companies in securitization transactions totaling R$9,803.0 in 2010 and R$9,051.2 million in 2009. The outstanding balance of these receivables as of December 31, 2010 was R$1,667.0 million and R$1,125.8 million as of December 31, 2009. For all securitizations, we retained servicing responsibilities and subordinated interests. The default credits will be collected by PAFIDC’s administrator, which will be assisted by our collection department. We do not receive fees for collection services. The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due. As defined in the agreement between us and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us. PAFIDC is consolidated into our financial statements.

On May 25, 2010, we organized Globex  Fundo de Investimento em Direitos Creditórios, or Globex FIDC, a receivables securitization fund created to acquire the accounts receivable of Globex (mainly credit card), originated from the sale of products and services to its customers, with an indefinite term. The fund equity structure as of December 31, 2010 was composed of 11,666 senior equity interests held by third parties, amounting to R$1,167.0 million, representing 87.5% of the fund equity and 1,667 subordinated equity interests held by Globex and its subsidiaries, amounting to R$166.7 million, accounting for 12.5% of the fund’s net assets. The subordinated equity interests are held by Globex and recorded in non-current assets as interest in the securitization fund, the balance of which as of December 31, 2010 was R$166.7 million. The interest held in subordinated equity interests represents the maximum exposure to losses in securitization operations.

In 2010, our capital expenditures totaled R$1,521.7 million. These investment projects were financed primarily with our operating cash flow and, to a lesser extent funded by third parties. Our capital expenditures were R$1,631.8 million in 2009. For specific use of our capital expenditures in 2010, see “Item 4A. History and Development of the Company — Capital Expenditure and Investment Plan.”

We believe that existing resources and operating income will be sufficient for our capital expenditure and investment plan and meet our liquidity requirements. However, our capital expenditure and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy. We cannot assure you that we will successfully complete all of or any portion of our capital expenditure and investment plan. In addition, we may participate in acquisitions not budgeted in the capital expenditure and investment plan, and we may modify these plans.

5C.       Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development policies.

5D.       Trend Information

Based on our good performance and strategic acquisitions in 2010, we expect 2011 to be a year of continued growth for the Company.

For 2011, the Pão de Açúcar Group intends to invest in the opening of new stores, remodeling and renovating stores and acquiring land in strategic locations. We also intend to invest in infrastructure related to information technology and our distribution.

We believe we are well-positioned to achieve our growth targets. Our investment plan reflects the positive outlook for the Brazilian economy. While we will prioritize organic growth through the opening of new stores, we will also remain alert to any opportunities for strategic acquisitions that will result in operational synergies, leverage the return on invested capital and create value for our shareholders.

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

5F.       Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2010:

	Payment Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of reais)

Long-term debt	6,796.5	2,385.6	3,827.2	583.7	-
Debentures	1,588.2	520.7	511.7	555.8	-
Estimated interest payments (1)	107.0	43.9	63.1	-	-
Taxes, other than on income	1,431.8	55.0	183.6	183.6	1,009.7
Financial Leasing	184.6	71.3	53.2	10.1	50.0
Operating lease (2)	3,812.8	489.0	686.4	686.4	1,951.1
Total contractual obligations	13,920.9	3,565.5	5,325.1	2,019.5	3,010.8

______________

(1)   Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts. Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate as of December 31, 2010. However, our long- term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from the payments actually made.

(2)   Operating leases include minimum rental obligations.

Item 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.       Directors and Senior Management

Board of Directors

The following table sets forth the name and the year of election of each of our board members. A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Abilio dos Santos Diniz	Chairman	2003	12/28/1936
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003	7/28/1961
João Paulo Falleiros dos Santos Diniz	Director	1999	1/5/1961
Pedro Paulo Falleiros dos Santos Diniz	Director	2003	7/6/1969
Geyze Marchesi Diniz	Director	2005	12/5/1958
Jean-Charles Henri Naouri	Director	2005	2/25/1954
Candido Botelho Bracher	Director	2005	4/11/1972
Fábio Schvartsman	Director	2007	5/9/1951
Guilherme Affonso Ferreira	Director	2008	11/17/1947
Jean Louis Bourgier	Director	2009	3/8/1949
Antoine Marie Remi Lazars Giscard D’Estaing	Director	2009	9/19/1963
Pedro Henrique Chermont de Miranda	Director	2009	8/24/1973
Arnaud, Daniel, Charles, Walter, Joachim Strasser	Director	2010	5/22/1970
Ulisses Kameyama	Director	2010	10/11/1972

Mr. Abilio dos Santos Diniz is the chairman of our board of directors since 2003 and a member of our board of directors since 1995. His professional career was entirely dedicated to the Grupo Pão de Açúcar, from his initial position as sales manager to the position he currently occupies. He was responsible for our Company’s major business upturn and, as chief executive officer, promoted the implementation of corporate governance policies and management professionalization. Since 1999, he is also a member of the board of directors of the Casino Group. Mr. Diniz is one of the founders of both the São Paulo and Brazilian Supermarket Associations, the APAS (Associação Paulista de Supermercados), and the ABRAS (Associação Brasileira de Supermercados). He was also member of the Brazilian Monetary Council for ten years, and is currently a member of the Federal Government Economic and Social Development Council. Mr. Abilio Diniz holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and has attended Columbia University in New York and the University of Ohio in Dayton.

Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila is a member of our board of directors since 2003.  Prior to this date she was our chief operations officer and responsible for the human resources, marketing and consumer services departments. She is a founding partner of Sykué Bioenergia and also founder of Axialent do Brasil. Ms. D’Ávila holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado (FAAP) and a postgraduate degree in marketing from Fundação Getúlio Vargas. She graduated in owner/president management from Harvard Business School. She is involved in several educational projects including Todos Pela Educação and Parceiros da Educação. Mrs. Diniz D’Ávila is Mr. Abilio Diniz’s daughter.

Mr. João Paulo Falleiros dos Santos Diniz is a member of our board of directors since 1999. Mr. João Paulo Diniz started his career in the Company in 1985 and was director of development and new businesses and director responsible for our affiliated companies and international division, having also been responsible for the Company’s assets. Mr. Diniz holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and has attended the London Business School. Mr. João Paulo Diniz is Mr. Abilio Diniz’s son.

Mr. Pedro Paulo Falleiros dos Santos Diniz is a member of our board of directors since 2003. Mr. Pedro Paulo is a businessman, and shareholder of PPD Holding, an investment company, in addition to being partner and co-founder of Greentech, an investment fund that invests in environmentally friendly, clean technology companies including Sucral, Sykué, Veridas, Panozon, GT Water and Brazil Timber. He has also founded companies in the gastronomy and leisure sector. Mr. Pedro Paulo Diniz is Mr. Abilio Diniz’s son.

Mrs. Geyze Marchesi Diniz is a member of our board of directors since 2005. Mrs. Marchesi Diniz is the owning-partner of ING11 Consultoria Empresarial e Planejamento Estratégico Ltda. She holds a bachelor’s degree in economy from Universidade Mackenzie, and an MBA in business management from Fundação Getúlio Vargas. Mrs. Marchesi Diniz is Mr. Abilio Diniz’s wife.

Mr. Jean-Charles Henri Naouri is a member of our board of directors since 2005. Mr. Naouri is Chairman and Chief Executive Officer of the Casino Group. Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, has studied at Harvard University and at Ecole Nationale d’Administration.

Mr. Candido Botelho Bracher is a member of our board of directors since 2005. Mr. Bracher was a director of Banco Itamarati S.A. and Vice President of BADESP – Banco de Desenvolvimento do Estado de São Paulo S.A. Mr. Bracher is CEO of Banco Itaú BBA S.A. Mr. Bracher has a degree in Business Administration from Fundação Getúlio Vargas.

Mr. Fábio Schvartsman is a member of our board of directors since 2007. Mr. Schvartsman is the chief executive officer of Klabin S.A. and was the chief executive officer of Telemar Participações and member of the board of directors of Telemar Norte Leste, Contax Participações S.A. and Gafisa S.A. In the last company, he was also the president of their audit committee. Mr. Schvartsman is still a member of Signatura Lazard, San Antonio Internacional do Brasil, Duratex and Hospital Israelita Albert Einstein. He is also the founder and president of FSCH Assessoria. Mr. Schvartsman was the chief financial officer and a member of the board of directors of Ultrapar Participações S.A. until April 2007. Mr. Schvartsman has a degree in Engineering and has post-graduation degrees in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Business Administration from Fundação Getúlio Vargas.

Mr. Guilherme Affonso Ferreira is a member of our board of directors since 2008. Mr. Ferreira is the Chief Executive Officer of Bahema Participações S.A. and is also member of the board of directors of Eternit, Signatura Lazard, Rio Bravo Investimentos and Tavex. Mr. Ferreira holds a degree in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Economics and Politics from Macalester College.

Mr. Jean Louis Bourgier is a member of our board of directors since 2009. Mr. Bourgier has been a member of the Casino Group since 1989 and is currently the director of international operations, having previously held the positions of restaurant activity director, supermarket and convenience store director, international vice president, manager of the Taiwan branch and director of corporate projects. Before working with the Casino Group, he worked at Procter & Gamble, RJ Reynolds and Burger King. Mr. Bourgier graduated in business management from ESSEC in France.

Mr. Antoine Marie Remi Lazars Giscard D’Estaing is a member of our board of directors since 2009. Mr. D’Estaing is the financial director of the Casino Group. He was previously financial, strategy and IT director of the Danone Group, and more recently, partner at Bain & Company. Mr. D’Estaing holds a degree in administration from the HEC Business School and the École Nationale d’Administration.

Mr. Pedro Henrique Chermont de Miranda is a member of the board of directors since 2009. Mr. Miranda was the chairman of the board of directors of Casa Show S.A. and CIO and trustee of the main funds of IP Participações, in addition to having participated in the boards of directors of Globex (Ponto Frio), Ponto Frio.com, Mills Andaimes Tubulares do Brasil S.A. and Rossi Residencial S.A. He graduated in Mechanical Engineering from the Pontifícia Universidade Católica of the State of Rio de Janeiro.

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

Executive Officers

The following table sets forth the name, position and the year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Enéas César Pestana Neto	Chief Executive Officer	2010	2/27/1963
José Roberto Coimbra Tambasco	Executive Vice-President of Retail Business	2010	3/23/1968
Hugo Antonio Jordão Bethlem	Executive Vice-President of Corporate Relations	2010	12/27/1961
Antonio Ramatis Fernandes Rodrigues	Executive Vice-President of Commercial Strategy, Supply Chain and IT	2011	10/16/1958
Claudia Elisa de Pinho Soares	Executive Vice-President of Market Strategy	2010	11/4/1956
José Antônio de Almeida Filippo	Corporate and Finance Services Officer	2011	5/25/1957
Caio Racy Mattar	Executive Vice-President of Specialized Businesses	2010	1/25/1960
Sylvia de Souza Leão Wanderley	People Officer	2010	10/27/1960
Marcelo Lopes	Supply Chain Officer	2010	3/9/1963
Paulo Gualtieri	Control and Management Officer	2011	9/1/1967
Andelaney Carvalho dos Santos	IT Officer	2011	4/23/1975
Vitor Fagá de Almeida	Investor Relations Officer	2010	11/5/1967

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

Mr. José Roberto Coimbra Tambasco is our Executive Vice-President of Retail Business. Mr. Tambasco began his career with us in 1979 and since then, has worked as our Administration Trainee, Sales Assistant, Sales Manager, Commercial Manager, Commercialization Officer, Operations Officer, Supermarket Division Officer, Pão de Açúcar Unity Officer, Commercial, Operational and Marketing Vice-President. He has been our executive officer since 2003 and has a degree in Business Administration from Fundação Getúlio Vargas.

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

Mrs. Claudia Elisa de Pinho Soares is  our Executive Vice-President of Market Strategy. Prior to joining our Company, she worked for Ambev for 17 years in managerial and director positions in Human Resources, Finance, Distribution and Logistics. She also worked for Laticínios Morrinhos (Leitbom) as Director of Finance, IT and Human Resources. Mrs. Soares holds a degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro – PUC, an MBA in General Management from INSEAD and in Human Resources from FIA – University of São Paulo – USP.

Mr. Jose Antônio de Almeida Filippo has been our Corporate and Finance Services Officer since 2010. Prior to joining our Company in 2010, he worked for Gafisa S.A, Reinolds LATASA and Ingersoll-Rand in various executive financial positions. From 2004 until prior to joining us in 2010 he was Vice President of both Finance and Human Resources at CPFL Energia. Mr. Filippo graduated from the UFRJ with a degree in civil engineering, earned a finance post-graduate degree at IAG/PUC-RJ, and a specialization in management from IBMEC and Harvard Business School.

Mr. Caio Racy Mattar is our Executive Vice-President of Specialized Businesses. He previously served as a member of the executive office of Reúne Engenharia e Construções Ltda., he is the chairman of Gafisa S.A. and he is also a member of the board of directors of Paramount Lansul S.A.. Mr. Mattar has an engineering degree from Instituto de Engenharia Paulista and has attended the London Business School. Mr. Mattar began his career with us in 1993 and has been our executive officer since 1995.

Mrs. Sylvia de Souza Leão Wanderley is our People Officer. In 2000, Mrs. Leão began working at our Company as a commercial director and has been an executive officer at our Company since 2008. Prior to joining our Company, she worked as a Commercial and Marketing Director for Wal Mart and has also worked for Mesbla. Mrs. Leão has a degree in Social Communications from FACHA and an Executive MBA from UFRJ.

Mr. Marcelo Lopes has been our Supply Chain Officer since 2010. Mr. Lopes has worked for us since 2001, operating in the logistics and supply chain areas. He worked at São Paulo Alpargatas, operating in the industrial and commercial areas. He graduated in Business Administration from Unicapital and took specialization courses at Coppead and Fundação Getúlio Vargas.

Mr. Paulo Gualtieri has been our Control and Management Officer since 2010. Mr. Paulo Gualtieri has worked for us since 1989, in the operations, commercial and the information technology areas. He graduated with an Economics degree from the Pontifícia Universidade Católica of the State of São Paulo, holds a graduate degree in Industrial Marketing from Mackenzie University and concluded an MBA at Fundação Getúlio Vargas.

Mr. Andelaney Carvalho dos Santos has been our IT Officer since May 2011. He was IT Officer at Holcim, Sadia and Carrefour. He has a degree in Computer Sciences, an Executive MBA from Fundação Getúlio Vargas and specialization degrees in leadership, management and processes.

Mr. Vitor Fagá de Almeida has been our Investor Relations Officer since August, 2010. Before joining GPA, Mr. Fagá was Chief Financial Officer at Medial Saúde, M&A and Investor Relations Officer at Julio Simões Logística, Investor Relations Officer at CPFL Energia and strategic consultant at BCG – The Boston Consulting Group. He is also a member of the Brazilian Investor Relations Institute (IBRI), where he acted as Chief Financial Officer as well as Vice-President/SP.

6B.       Compensation

For the year ended December 31, 2010, the aggregate compensation paid in cash to the directors, executive officers and members of the committees of CBD was R$61.2 million. Non-cash benefits in 2010 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. Under a new CVM rule, listed companies are now required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members. However, our Company, together with other listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, that, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and retained the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company in the year ended December 31, 2010, amounted to R$ 1.4 million and employees’ contributions amounted to R$2.0 million with 842 participants.

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2010 and 2011

The table below indicates the estimated compensation for members of the board of directors, executive officers and fiscal council for 2010:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members (1)	14	11	3	28
Fixed Annual Compensation	0	13,033,027	432,000	13,465,027
Benefits	0	1,875,566	0	1,875,566
Base Compensation	0	0	0	0
Others	0	0	0	0
Variable Compensation
Bonus	0	0	0	0
Profit Sharing	0	23,789,333	0	23,789,333
Participation in Meetings	7,198,600	0	0	7,198,600
Participation in Committee Meetings	0	0	0	0
Commissions	0	0	0	0
Others (Invitees’ Compensation)	101,000	0	0	101,000
Post-Employment Benefit	0	0	0	0
Benefits on ceasing to exercise the position	0	0	0	0
Share-based compensation (2)	0	14,742,400	0	14,742,400
Total Compensation	7,299,600	53,440,326	432,00	61,171,926

______________

(1)   The number of members of our management informed in the above table represents the average annual number of members of each body ascertained on a monthly basis.

(2)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2010, in line with current policy.

The table below indicates the compensation for members of the board of directors, executive officers and fiscal council for 2011:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members	14	11	3	28
Fixed Annual Compensation	0	14,335,150	432,000	14,767,150
Benefits	0	2,397,990	0	2,397,990
Base Compensation	0	0	0	0
Others	0	0	0	0
Variable Compensation
Bonus	0	0	0	0
Profit Sharing	0	22,301,500	0	22,301,500
Participation in Meetings	7,541,400	0	0	7,541,400
Commissions	0	0	0	0
Others (Invitees’ Compensation)	234,200	0	0	234,200
Post-Employment Benefit	0	0	0	0
Benefits on ceasing to exercise the position	0	0	0	0
Share-based compensation [1]	0	14,742,400	0	14,742,400
Total Compensation	7,775,600	53,777,040	432,000	61,984,640

______________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2011, in line with current policy.

Variable Compensation 2010 and 2011

With the exception of the compensation based on the hours actually worked, the members of our board of directors and our fiscal council receive no variable compensation in the exercise of their functions. Below we present the variable compensation of our executive officers paid in 2010 and expected to be paid in 2011.

Amounts referring to the year 2010

Executive Officers
(In R$, when applicable)
Number of members [1]	11
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount– goals achieved	0
Amount actually recognized	0
Profit sharing
Minimum expected amount	0
Maximum expected amount	27,000,000
Expected amount – goals achieved	18,000,000
Amount actually recognized	24,963,425

______________

(1)   The number of members of our executive board informed in the above table represents the average annual number of executive officers ascertained on a monthly basis.

Amounts projected for the year 2011

Executive Officers
(In R$, when applicable)
Number of members	11
Bonus	0
Minimum expected amount	0
Maximum expected amount	0
Expected amount – goals achieved	0
Profit sharing
Minimum expected amount	0
Maximum expected amount	33,452,250
Expected amount– goals achieved	22,301,500

Stock Option Plan for Board of Directors and Executive Officers

As of December 31, 2010, we had two stock option plans in effect. The first plan was approved by our shareholders at the general shareholders’ meeting held on April 28, 1997, or First Plan, and the second plan was approved by our shareholders at the general shareholders’ meeting held on December 20, 2006, or Second Plan, or Options Plans when together with the First Plan.

Our Option Plans are managed by the stock option plan management committee, which is elected by our board of directors. This committee is comprised of three to five members and determines which employees should benefit from the stock options based on their duties, responsibilities and performance.

The Option Plans cover only the preferred shares issued by our Company.

General Terms and Conditions

Our stock option plan management committee usually undertakes annual option granting cycles. Each granting cycle is allocated a serial number, whereby the grants from the First Plan are numbered as from “Series I” and the grants from the Second Plan are numbered beginning with the letter A, that is, as from “Series A1.” For the year ended December 31, 2010, the options granted under the Series X of the First Plan and Series A1 to A4 of the Second Plan were in effect.

The options granted within the scope of the Second Plan can be classified as “Gold” and “Silver”; this differentiation implies alterations to the option exercise price as explained below.

The Stock Option Committee established the criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Second Plan, according to the analysis of the concept of return on invested capital (ROIC), under the following terms:

(a) Accelerator: after 3%, for every 1% more than ROIC, increase by 0.5% the number of shares granted, classified as “Gold”.

(b) Reducer: after -3%, for each 1% less than the ROIC, reduce by 5.0% the number of shares granted, classified as “Gold”.

That is:

Principal Objectives of the Plan

The aim of the Options Plan is to (i) attract and retain highly qualified executive officers and professionals; (ii) enable our managers and employees to participate in our capital and in the equity increases arising from the results these managers and employees have contributed; and (iii) to align the interests of our managers and employees with those of our shareholders, encouraging these professionals to better perform while ensuring continuity in the management of our Company.

Maximum Number of Shares and Options

The maximum number of shares covered by the Option Plans is 11,617,748 preferred shares. The number of shares covered by the Option Plans must always be within our Company’s approved capital limit, which may be amended at any time upon determination of our board of directors. When stock options are exercised, we issue the beneficiaries new shares, with the right to use our treasury shares.

There is no maximum number of options that may be granted within the scope of the Option Plans, provided that the total number of shares arising from the exercise of the options does not exceed the limit discussed above and a limit of 2% of our capital stock per series.

Exercise Price

First Plan: The price of each preferred share is determined in the respective adhesion agreement, and is always determined by the stock option plan disbursement committee on Fridays at a price between 100% and 60% of the weighted average market price of our preferred shares at the close of business on the BM&FBOVESPA during the four days prior to that Friday, adjusted for the inflation rate the IGP-M.

Second Plan: In the case of options classified as “Silver,” the exercise price per preferred share will correspond to the average closing price of our preferred shares over the last 20 BM&FBOVESPA trading sessions prior to the date on which the stock option plan disbursement committee decides to grant the option. After this average price has been determined, a discount of 20% will be applied. For Gold-type options, the exercise price per preferred share will correspond to R$0.01.

Vesting

As a general rule the options will vest as follows:

First Plan: At the end of the last month of the third  year as from the date of execution of the adhesion agreement, the beneficiary will be entitled to acquire 50% of the total number of shares under the option granted to them, with the remaining portion exercisable at the end of the last month of the fifth year.

Second Plan: As from the 36th month to the 48th month following the date of execution of the adhesion agreement, the beneficiary will be entitled to acquire 100% of the Silver-type shares. The exercise of the Gold-type options will occur in the same period, but the percentage of these options subject to exercise will be determined by the stock option plan disbursement committee in the 35th month following the date of execution of the adhesion agreement.

The options granted within the scope of the Option Plans may be exercised in whole or in part.

Restrictions on Transferring Shares

The stock option plan disbursement committee may establish restrictions on the transfer or circulation of the shares resulting from the exercise of the options.

In the First Plan, part of the shares acquired in the fifth year following the date of execution of the adhesion agreement, will be encumbered with non-transferability, which will terminate after the beneficiary retires. The quantity of encumbered shares will be calculated as follows:

Q = [Q1 x Pm) – (Q1 x Pe)] / Pm

Where:

Q = the quantity of shares to be encumbered with non-transferability;

Q1 = 50% of the total shares initially established in the beneficiary’s option agreement;

Pm = market price of the preferred shares issued by us on the option exercise date; and

Pe = exercise price initially established in the beneficiary’s options agreement.

Outstanding Stock Options for Senior Management

The members of our board of directors are not eligible for our stock option plans. Below are the outstanding options for the members of our senior management, as of December 31, 2010.

	Senior Management
Number of members benefiting from the granting of stock options	11
In relation to options not yet exercisable:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver
Quantity (in thousand)	50.4	0	0	132.0	140.0	218.0	218.0	235.0	59.0
Vesting date	06/30/2011	N/A	N/A	03/31/2011	03/31/2011	05/31/2012	05/31/2012	05/31/2011 and 05/31/2013	05/31/2011 and 05/31/2013
Maximum deadline for exercising the options	09/30/2011	04/29/2011	0429/2011	03/31/2012	03/31/2012	05/31/2013	05/31/2013	05/31/2014	05/31/2014
Weighted average exercise price (in R$, per share)	40.38	0.01	24.63	0.01	26.93	0.01	27.47	N/A	N/A
Fair value of the options on the last day of the year (in R$, per share)	42.43	N/A	N/A	0.01	26.93	0.01	27.47	0.01	46.49
In relation to exercisable options:
Quantity	11,000	35,787	80,800	26,953	28,750	19,681	24,594	0	0
Maximum deadline for exercising the options	09/30/2011	04/29/2011	04/29/2011	03/30/2012	03/30/2012	05/31/2013	05/31/2013	N/A	N/A
Weighted average exercise price (in R$, per share)	40.38	0.01	24.63	0.01	26.93	0.01	27.47	N/A	N/A
Fair value of the options on the last day of the business year (in R$, per share)	42.43	0.01	24.63	0.01	25.93	0.01	27.47	N/A	N/A
Fair value of the options on the last day of the year (in thousand R$)	466.7	0.4	1,990.1	0.3	745.5	0.2	675.6	0	0.1

Stock Options Exercised and Shares Delivered for Senior Management

The table below shows the options exercised and the shares delivered to the members of our senior management in 2010.

Number of members benefiting from the granting of stock options
In relation to the options exercised and the shares delivered:	Series IX	Series A1 – Gold (2nd tranche)	Series A1 – Silver (2nd tranche)	Series A2 – Gold (5thtranche)	Series A2 – Silver (5th tranche)	Series A3 – Gold (1st tranche)	Series A3 – Silver (1st tranche)
Number of shares (in thousand)	61.3	40,0	91.0	29.4	31.4	27.3	34.1
Weighted average exercise price (in R$, per share)	30.52	0.01	24.63	24.63	24.63	0.01	27.47
Total amount of the difference between the exercise price and the market price of the shares referring to the options exercised (in R$, per share)	26.71	57.22	32.60	42.87	42.87	59.14	31.68

Insurance

We have an insurance policy with Itaú Seguros S.A., effective from November 23, 2010 through November 23, 2011, covering all our managers against damages attributed to them in the exercise of their functions. Coverage is limited to US$50 million, with deductibles of US$200,000 for all losses and damages arising from one and the same damaging act involving the capital markets, and US$50,000 for all losses and damages arising from one and the same damaging act of a different nature. The policy is automatically extended to the management of our new subsidiaries, with liability limited to 30% of the total assets of the new subsidiary.

6C.       Board Practices

According to our by-laws, our board of directors consists of at least three and up to 18 members. The directors meet ordinarily five times a year, and extraordinarily whenever required. The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three years and are required to be our shareholders. The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management. Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz Family, four independent directors and five representatives of the Casino Group, whose terms of office expire in 2014. We are managed by our board of directors (Conselho de Administração) and by our board of executive officers (Diretoria). None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment.

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

Our board of executive officers is composed of at least two and up to 14 members, being one the Chief Executive Officer, five Vice Presidents and one Chief Financial Officer, elected by our board of directors. The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors. Until May 5, 2011, our board of executive officers was composed of 12 members.

The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year‑end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On May 5, 2011, our directors elected our current executive officers. The current term of all executive officers expires in April 2014.

Committees

Pursuant to our by-laws, we currently have the following three special committees: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Sustainable Development Committee. The attributions of each committee are established by our board of directors. The members of each committee are appointed by our board of directors, solely among its members, and the board of directors also designates the chairman of each special committee. Each special committee is composed of three and up to five members for a term of office of three years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every two months and has the following duties: (i) to provide guidelines for the selection of our Chief Executive Officer; (ii) to examine candidates for election to our board of directors; (iii) to examine candidates for appointment to our board of executive officers; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using comparable Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using comparable Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our Company and our controlled companies who could be our future leaders and follow up the development of their career. Our Human Resources and Compensation Committee is composed of Ana Maria Falleiros dos Santos Diniz D’Avila, Geyze Marchesi Diniz, Jean Louis Bourgier, Arnaud Strasser and Guilherme Affonso Ferreira.

Financial Committee

The financial committee holds meetings at least once every two months and has the following duties: (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us or any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to monitor the implementation and accomplishment of our annual investment plan; (vi) to monitor the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure. Our financial committee is currently composed of Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Antonie Marie Remi Lazars Giscard d’ Estaing and Arnaud Strasser.

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties: (i) to increase the value of our business by expanding our sustainable development and environmental matters; (ii) to establish sustainable practices, based on economic, environmental and social elements in order to promote sustainable development and disseminate these practices throughout all of our strategic activities and relationships; (iii) to evaluate and approve projects, proposals and institutional campaigns related to environmental or social issues, including the allocation of resources; (iv) to evaluate investment opportunities and projects from a sustainable perspective; and (v) to approve the social and sustainable development reports. Our sustainability committee is composed of Jean Louis Bourgier, Maria Silvia Bastos Marques, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Ulisses Kameyama and Guilherme Affonso Ferreira.

In addition, to the three special committees, we also have a fiscal council that serves as our audit committee and a stock option plan management committee. We set forth below a description of our fiscal council and stock option plan management committee.

Fiscal Council and Audit Committee

Under the Brazilian corporate law, the fiscal council is a corporate body independent of management and of Company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements and report its findings to the shareholders. However, pursuant to Exchange Act Rule 10A-3(c)(3) which provides for an exemption under the rules of the SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a fiscal council established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our fiscal council can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian corporate law. To comply with the rules of the SEC, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

·         be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

·         be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

·         have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

·         receive appropriate funding from the Company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

As a foreign private issuer, we chose to modify our fiscal council to comply with the exemption requirements. Our board of directors has delegated to the fiscal council certain additional responsibilities and the fiscal council and the board of directors adopted an additional charter delegating to the fiscal council the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian corporate law. Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide neither the board nor the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the fiscal council may only make recommendations to the board of directors and shareholders with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the fiscal council may only make recommendations to the board of directors and shareholders.

Under the Brazilian corporate law, the fiscal council may not contain members who are members of the board of directors or management, or who are our employees or employees of a controlled company or of a company of the group, or a spouse or relative of any member of our management. In addition, the Brazilian corporate law requires that fiscal council members receive a compensation at least 10% of the average amount paid to each executive officer, not including profit sharing and other benefits. The Brazilian corporate law requires a fiscal council to be composed of a minimum of three and a maximum of five members and their respective alternates.

Our fiscal council is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian corporate law, holders of preferred shares have the right to elect separately one member of the fiscal council. Also, under the Brazilian corporate law, minority groups of shareholders that hold at least 10% of the voting shares are entitled to elect one member of the fiscal council and his alternate by a separate vote. In any event, however, the common shareholders have the right to elect the majority of the members of the fiscal council. We set forth below the names, ages and positions of the members of our fiscal council and their respective alternates indicated by the Holding Company and elected with previous consent of our preferred shareholders on March 31, 2011, the date of the last annual shareholders’ meeting.

Name	Age	Position	Year First Elected	Date of Birth
Fernando Maida Dall Acqua	62	Chairman	2009	3/1/1949
Mario Probst	58	Member	2009	5/30/1953
Raimundo Lourenço Maria Christians	53	Member	2011	8/8/1957
John Michel Pimenta de Moraes Streithorst	41	Alternate	2009	2/9/1970
Antonio Luiz de Campos Gurgel	70	Alternate	2009	11/12/1940
Eduardo Cysneiros de Morais	36	Alternate	2011	9/21/1974

Fernando Maida Dall’Acqua, born in 1949, he has been Chairman of the Fiscal Council since 2009. He is currently the chairman of the Fiscal Council of Globex, Board member and Audit Committee member at ISA-CTEEP and Audit Committee member at the O Estado de São Paulo newspaper, in addition to providing consulting services to major companies on mergers and acquisitions, economic and financial valuation and tax advisory services. He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was also member of the Board of Directors and the Sarbanes-Oxley Audit Committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar. He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation, and Professor of the School of Administration of São Paulo (Getulio Vargas Foundation). He was also a Fellow at Michigan State University, U.S.A.

Mario Probst, born in 1953, he has been a member of the Fiscal Council since 2009. Mr. Probst was partner of KPMG Auditores Independentes and is currently a member of the Fiscal Council of Globex, Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

Raimundo Lourenço Maria Christians, born in 1957, begun his carreer at PricewaterhouseCoopers from 1979 to March 25, 2011, when he retired. In 32 years, worked on accounting and financial areas and afterwards on tax matters. Became partner in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) of PwC.  He is currently a board member of General Shopping Brasil S.A., member of the fiscal council of Kroton Educacional S.A. and Globex Utilidades S.A. He is also officer at Holland-Brazil Commerce Chamber and member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute. He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

John Michel Pimenta de Moraes Streithorst, born in 1970, he has been an alternate member of the Fiscal Council since 2009. He is currently an alternate member of the Fiscal Council of Globex, and member of the Investment Committee of Capital Mezanino FIP. He was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners. He holds a computer engineering degree from the Campinas State University (UNICAMP).

Antonio Luiz de Campos Gurgel, born in 1940, has been an alternate member of the Fiscal Council since 2009. Currently, he is an alternate member of the Fiscal Council of Globex. He served as Fiscal Auditor of the Brazilian Internal Revenue Service, and, as advisor, he worked with companies such as Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco and Banco Real ABN Amro S.A. He worked as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University, U.S.A.

Eduardo Cysneiros de Morais, born in 1974, has been an alternate member of the Fiscal Council since 2009. He started his carreer in 1998 at Matrix Bank, as buy-side analyst. Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005. He is currently an alternate member of the fiscal council of Globex Utilidades S.A. member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer. He is also member of the AMEC’s technical committee. He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA.

Our board of directors has determined that we do not need to appoint an audit committee financial expert (as defined under the rules and regulations of the SEC). We believe that the combined knowledge, skills and experience of the members of our fiscal council enable them, as a group, to act effectively in the fulfillment of their tasks. In addition, the members of our fiscal council have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Stock Option Plan Management Committee

Our stock option plan management committee has the following duties: (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when each stock option plan will be granted, considering the possibility of not granting the plan in our Company’s interest; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to guide the Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to the attributions, responsibilities and/or their performance based on the goals established by the “Gold” option plan; (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in the Brazilian corporate law. Our stock option plan management committee is composed of Abilio dos Santos Diniz, Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Caio Racy Mattar, José Antônio Almeida Filippo, Sylvia de Souza Leão Wanderley and Antonio Ramatis Fernandes Rodrigues.

Advisory Board

In addition to the committees aforementioned, our by-laws provide for a non-permanent ad hoc advisory board, which whenever installed, must consist of up to 13 members, shareholders or not, elected by our annual shareholders’ meeting, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors. Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the chairman of our board of directors. The current term of all members of our advisory board is three years, reelection being permitted, and the members may receive a compensation established by our general shareholders’ meeting. Our currently installed advisory board was (first) elected by our shareholders in the shareholders’ meeting held on April 30, 2008 and is comprised of the following members, most of them economists or former ministers of economy of Brazil: Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, José Roberto Mendonça de Barros, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales and Yoshiaki Nakano.

6D.       Employees

As of December 31, 2010, we had 144,914 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management believes that our relations with our employees and their unions are good. We have not had strikes in our history.

The following table sets forth the number of our employees as of December 31, 2006, 2007, 2008, 2009 and 2010:

	As of December 31(1)
	2006	2007	2008	2009	2010(2)
Operational	53,495	55,494	60,605	73,617	131,534
Administrative	10,112	10,671	10,051	11,627	13,380
Total	63,607	66,165	70,656	85,244	144,914

_________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees.

(2)   Includes Casas Bahia’s employees.

6E.       Share Ownership

As of December 31, 2010, our board members directly owned an aggregate amount of 426,975 preferred shares. The members of our board of directors and our executive officers, on an individual basis and as a group, own directly less than 1% of our common stock. For further information on direct and indirect share ownership of our board members, see “Item 7A. Major Shareholders.” As of June 30, 2011, our management and some of our employees also owned options to purchase an aggregate amount of 1,991,260 preferred shares at per-share weighted average purchase price of R$16.83. None of the members of our management and our employees holds any options to purchase our common shares. See “Item 6B. Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.       Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of June 30, 2011, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A (1)	65,400,000	65.61	-	-	65,400,000	25.16
Península Participações Ltda (2)	-	-	2,622,182	1.64	2,622,182	1.01
Sudaco Participações Ltda (3)	28,619,178	28.71	3,091,566	1.93	31,710,744	12.20
Segisor S.A. (3)	-	-	5,091,754	3.18	5,091,754	1.96
Casino Guichard Perrachon S.A (3)	5,600,052	5.62	16,144,083	10.07	21,744,135	8.36
Bengal LLC (3)	-	-	6,828,461	4.26	6,828,461	2.63
Oregon LLC (3)	-		1,750,300	1.09	1,750,300	0.67
Abílio dos Santos Diniz	100	-	-	-	100	-
João Paulo F. dos Santos Diniz	-	-	17,893	0.01	17,893	0.01
Ana Maria F. dos Santos Diniz D’ Avila	1	-	-	-	1	-
Pedro Paulo F. dos Santos Diniz	-	-	724	-	724	-
Jean-Charles Naouri	-	-	1	-	1	-
PAIC Participações Ltda (4)	-	-	652,140	0.41	652,140	0.25
Onyx 2006 Participações Ltda (5)	-	-	20,635,313	12.87	20,635,313	7.94
Rio Plate Empreendimentos e Participações Ltda (6)	-	-	4,076,494	2.54	4,076,494	1.57
Stanhore Trading Internacional S.A. (6)	-	-	7,398,417	4.62	7,398,417	2.85
Directors and Officers (7)	-	-	664,888	0.41	664,888	0.26
Others	60,520	0.06	91,305,642	56.97	9,366,162	35.15
TOTAL	99,679,851	100.0	160,279,858	100.0	259,959,709	100.00

______________

(1)   Península Participações Ltda. and Sudaco Participações Ltda own 27% and 73%, respectively, of the capital stock of Wilkes Participações S.A..

(2)   Abilio Diniz, Ana Maria Diniz, João Paulo Diniz, Pedro Paulo Diniz and Adriana Diniz own 61.48%, 9.63%, 9.63%, 9.63% and 9.63%, respectively, of the capital stock of Península Participações Ltda.

(3)   Sudaco Participações Ltda., Segisor S.A., Casino Guichard Perrachon S.A., Bengal LLC and Oregon LLC are part of the Casino Group.

(4)   Península Participações Ltda. and Abilio Diniz own 92.38% and 7.62%, respectively, of the capital stock of PAIC Participações Ltda.

(5)   Rio Plate Empreendimentos e Participações Ltda. and Abilio Diniz own 99.998% and .002%, respectively, of the capital stock of Onyx 2006 Participações Ltda.

(6)   Península Participações Ltda. owns 100% of the capital stock of Rio Plate Empreendimentos e Participações Ltda. and Stanhore Trading Internacional S.A.

(7)   These shares refer to the amount of shares that the directors and officers own directly, not beneficially.

As of the date of this annual report, Abilio Diniz is the beneficial owner of 10.28% of the total common shares, 13.71% of the total preferred shares and 12.38% of the total capital stock. Ana Maria Diniz, João Paulo Diniz and Pedro Paulo Diniz are the beneficial owners of 1.61% of the total common shares, 2.14% of the total preferred shares and 1.94% of the total capital stock. As of the date of this annual report, the Casino Group is the beneficial owner of  44.19% of the total capital stock of CBD.

On June 22, 2011, 47,469,227 of our preferred shares were held in the form of ADSs, representing 29.6 % of the total of our preferred shares. None of our common shares are held in the form of ADSs.

Holding Company Goodwill Contribution of Deferred Tax Benefits

On May 3, 2005, the Diniz Family and the Casino Group formed Vieri Empreendimentos e Participações S.A., or Vieri, which became our parent company. The control of Vieri is shared by the Diniz Family and the Casino Group. The group was reorganized and restructured in 2006, resulting in our current ownership structure.

Under the terms of the corporate reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects to our profitability or the flow of dividends to our minority shareholders. On December 31, 2010, the value of the resulting tax benefit related to both our income taxes and our social contribution tax on profits was R$ 104.9 million (R$208.0 million in 2009 and R$414.2 million in 2008). This is shown in the balance sheet as part of deferred taxes.

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

In 2010, the economic benefits generated by the amortization of shareholder’s premium was R$105.7 million, which was capitalized on March 31, 2011. The remaining goodwill reserve balance as of December 31, 2010 is R$344.6 million. See note 25 to our financial statements included in this annual report.

Conditional Put Option Agreement and Shareholders’ Agreements

Since May 2005, the Diniz Family and the Casino Group share our control through our Holding Company, which owns 65.6% of our voting shares. On November 27, 2006, the Diniz Family and the Casino Group entered into a conditional put option agreement, or the Conditional Put Option Agreement, which contemplates the conditional transfer of indirect equity interest in us from the Diniz Family to the Casino Group. At the same date, the Diniz Family and the Casino Group entered into a shareholders’ agreement, or the Holding Company Shareholders’ Agreement, that outlines the rules for the exercise of our co-control, corporate governance and restrictions on transfer of the Holding Company’s shares. Furthermore, the Holding Company has a right of first refusal of 34.3% of our common shares held by the Casino Group through Casino Guichard Perrachon S.A. and Sudaco Participações Ltda.

In addition, the Holding Company, the Diniz Family and the Casino Group entered into a separate shareholders’ agreement, or the CBD Shareholders’ Agreement, that contains rules on, among other matters, the transfer of our shares that are held by either of the Diniz Family and the Casino Group other than through the Holding Company. As of June 15, 2010, the Casino Group, through Sudaco Participações Ltda. and Casino Guichard Perrachon S.A., held an aggregate of 34,219,230 of our common shares, representing approximately 34.33% of our outstanding common shares. At the same date, the Diniz Family did not hold common shares other than through the Holding Company.

The three following sections summarize certain provisions of the Conditional Put Option Agreement and the shareholders’ agreements. The summaries below are qualified by reference to the agreements that are filed as exhibits to this annual report.

Conditional Put Option Agreement

The Conditional Put Option Agreement grants, among other rights: (i) a first put option, or the First Put Option, and a second put option, or the Second Put Option, to the Diniz Family and (ii) a distressful call option, or the Distressful Call Option, to the Casino Group.

·         First Put Option: in the event that the Casino Group elects the Chairman of the Holding Company from June 22, 2012, the Diniz Family will be entitled to cause the Casino Group to purchase a direct equity interest in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.

·         Distressful Call Option: in the event that CBD experiences a distressful situation as defined in the Conditional Put Option Agreement, the Casino Group will be entitled to cause the Diniz Family to sell a direct equity interest in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.

·         Second Put Option: in the event that either of the First Put Option or the Distressful Call Option is exercised, the Diniz Family will be entitled to cause the Casino Group to purchase a direct equity interest in the Holding Company corresponding to 19,375,000 shares of our issued and outstanding common shares. The Second Put Option may be exercised through the exercise of the First Put Option or through the exercise of the Distressful Call Option during the period of eight years commencing on June 22, 2014.

The Conditional Put Option Agreement provides for the acceleration of the First Put Option and the Second Put Option under certain circumstances including the transfer by the Casino Group of: (i) at least 10% of its shares of the Holding Company to a third party other than a competitor of CBD or (ii) any of its shares of the Holding Company to a competitor of CBD.

Should the Diniz Family not be allowed under the terms of the Put Option Agreement to exercise the First Put Option and the Second Put Option, the Diniz Family will be entitled at any time within a period starting on June 22, 2014 and ending on June 21, 2022 to convert or, at the Casino Group’s sole discretion, to exchange the common shares that would have been subject to the First Put Option and the Second Put Option into preferred shares of CBD at the ratio of 915 preferred shares for 1,000 common shares

Holding Company Shareholders’ Agreement

Pursuant to the Holding Company Shareholders’ Agreement, the Diniz Family is entitled to:

·         appoint: (i) two directors of the board of directors of the Holding Company composed of four directors, and (ii) two executive officers of the Holding Company;

·         appoint the Chairman of the board of directors of the Holding Company until the Casino Group exercises its option to appoint the Chairman of the Holding Company as described below;

·         appoint five directors of our board of directors; and

·         appoint the Chairman of our board of directors until June 21, 2012; from June 22, 2012, the appointment will alternate every three years between the two groups, and the Casino Group will have the right to the first alternate appointment for a term-in-office from June 22, 2012 to June 21, 2015; however, the Casino Group has agreed, for this first alternate appointment, that Mr. Abilio Diniz will continue as Chairman of our board of directors, provided that we maintain a good performance track record; moreover, for any subsequent terms as to which the Casino Group is entitled to name our Chairman, Casino has agreed that Mr. Abilio Diniz will remain Chairman as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record.

Pursuant to the Holding Company Shareholders’ Agreement, the Casino Group is entitled to:

·         appoint (i) two directors of the board of directors of the Holding Company composed of four directors, and (ii) two executive officers of the Holding Company;

·         exercise (i) the option, with an exercise period from June 22, 2012 to June 21, 2014, to appoint the Chairman of the board of directors of the Holding Company for the remaining term of the Holding Company Shareholders’ Agreement and (ii) after June 22, 2014, the option to appoint the Chairman of the Holding Company if the Diniz Family transfers common shares of the Holding Company to a third party; the appointment by the Casino Group of the Chairman of the Holding Company in accordance with items (i) or (ii) above will entitle the Diniz Family to exercise the First Put Option;

·         appoint five directors to our board of directors; and

·         appoint the Chairman of our board of directors if, after June 22, 2014, the Diniz Family transfers any common shares of the Holding Company to a third party.

Both the Casino Group and the Diniz Family are subject to limitations on the purchase of our preferred shares on the open market, which limitations vary according to the percentage of shares freely available to the investing public. However, the Casino Group may acquire any of our common or preferred shares held by the Diniz Family.

The Diniz Family may not sell its shares of the Holding Company until June 21, 2014 (or, if the Casino Group exercises the Distressful Call Option or appoints the Chairman of the board of directors of the Holding Company at an earlier date, until the date of such appointment or exercise of the Distressful Call Option). Both the Casino Group and the Diniz Family have a right of first offer with respect to shares or convertible securities of the Holding Company that any of them wishes to sell or otherwise dispose of.

If the Casino Group (i) appoints the Chairman of the board of directors of the Holding Company or (ii) exercises the Distressful Call Option, the Diniz Family’s rights under the Holding Company Shareholders’ Agreement will be limited to (y) veto rights regarding certain major decisions of the Holding Company and (z) certain election rights.

The Holding Company Shareholders’ Agreement will remain in effect until June 21, 2045 or, subject to limited exceptions, terminates automatically in the event either of the Casino Group or the Diniz Family ceases to hold 10% of the Holding Company’s shares or convertible securities.

CBD Shareholders’ Agreement

According to the CBD Shareholders’ Agreement, the Holding Company has, except in certain circumstances, the right of first refusal with respect to our shares or convertible securities to be disposed of by any affiliate of the Casino Group and/or the Diniz Family. Furthermore, the Holding Company has a right of first refusal of 34.3% of our common shares held by the Casino Group through Casino Guichard Perrachon S.A. and Sudaco Participações Ltda.

If, in the future, our preferred shares are vested with voting rights by operation of law, the Casino Group and/or the Diniz Family will automatically transfer such voting rights to the Holding Company. During the period in which the preferred shares have any voting rights, the Casino Group will be allowed to acquire our preferred shares from any third party provided that it transfers such voting rights to the Holding Company.

During the term of the CBD Shareholders’ Agreement, the Casino Group may not convert any of our common shares into preferred shares unless such conversion is authorized by the Holding Company.

The CBD Shareholders’ Agreement will be valid as long as the Holding Company is our controlling shareholder.

7B.       Related Party Transactions

From time to time we have entered into transactions with the Diniz Family, Casino Group and other related parties for the provision of certain services. The following discussion summarizes certain of the significant agreements and arrangements among us and certain of our affiliates.

Leases

We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which is controlled by members of the Diniz Family. These properties include two stores from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz and seven stores from Mrs. Sonia Maria dos Santos Diniz Bernandini, 57 stores from the Sendas family, four stores from former Assaí shareholders and 60 stores from the Fundo de Investimento Imobiliário Península.

Aggregate payments in 2010 under those leases equaled approximately R$13.0 million to the Diniz family, R$37.5 million to the Sendas family and R$138.3 million to the Fundo de Investimento Imobiliário Península. We believe that all the leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis (market conditions). For further information on these leases, see note 21 (b) to our financial statements included in this annual report.

The spun-off portion of Casa Bahia Comercial Ltda. that was merged by Nova Casa Bahia does not include real estate properties; Casa Bahia Comercial Ltda. and Nova Casa Bahia entered into operating lease agreements for Casa Bahia Comercial Ltda. properties where some of the stores, distribution centers and buildings of Nova Casa Bahia are located.

During the three first years of the lease agreements, i.e., until June 30, 2013, the rental will be fixed in the total annual amount of R$140 million, annually adjusted by inflation based on the positive variation of IPCA/IBGE (Extended Consumer Price Index of the Brazilian Institute of Geography and Statistics). As of the fourth year of the lease agreements, the rental of real properties where stores are located, which corresponds to 50% of the aforementioned amount, will be the highest amount between (i) the aforementioned fixed amount adjusted by IPCA, and (ii) the amount corresponding to the application of certain percentage over gross sales. This percentage will vary between the fourth and the seventh year of the lease term.

Furniture Supply Agreement with Bartira

Within the scope of the Association, on October 1, 2010, a furniture supply agreement was entered into between Globex and Nova Casa Bahia, on the one hand and Indústria de Móveis Bartira Ltda., a furniture manufacturer company controlled by Casa Bahia Comercial Ltda., on the other hand, to exclusively supply furniture to Nova Casa Bahia. The agreement will have a six-year term. Nova Casa Bahia will hold 25% of Bartira’s capital stock for the purpose of safeguarding its rights in the furniture supply agreement. On November 9, 2010, an agreement was entered into between Nova Casa Bahia and Casa Bahia Comercial Ltda., pursuant to which a purchase option of 75% of Bartira’s capital stock was granted to Nova Casa Bahia, exercisable for a 30-day term as of November 9, 2013. If Nova Casa Bahia does not exercise its option, Casa Bahia Comercial Ltda. will have the obligation to buy Nova Casa Bahia’s equity interest in Bartira.

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

In light of the favorable impact of the services provided by Galeazzi & Associados on the performance of the Sendas  banner, in December 2007 we amended the Consultancy Agreement to include all of the Company’s banners and operations. In addition, as part of these changes, Mr. Cláudio Galeazzi was appointed as our CEO until March 2010, and resigned from his day-to-day roles with Galeazzi & Associados before accepting the appointment. Currently Galeazzi & Associados has a team of 12 professionals, lead by its partner Mr. André Pimentel, assigned on a full-time basis to render services to the Company. Mr. Cláudio Galeazzi continues to be a principal of Galeazzi & Associados.

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

The timeframe to carry out the project was initially estimated to be 14.5 months. However, the conclusion of the project was postponed to the end of 2010 when the term of the agreement expired. The parties have not renewed the agreement.

The fees payable to Galeazzi & Associados are divided into a monthly fixed amount of R$350,000 and a variable amount calculated by multiplying our operational performance by a percentage which varies up or down according to a range of projected performance scenarios. See also note 21 (b) to our audited consolidated financial statements included in this annual report.

7C.       Interests of Experts and Counsel

Not applicable.

Item 8.     FINANCIAL INFORMATION

8A.       Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are a party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions to us and to ensure that the outcomes of these legal proceedings have no material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. For further information on our legal proceedings, see note 19 to our financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified, and made provisions for the following probable losses that may result from the current legal proceedings to which we are a party:

	2008	2009	2010
	(millions of reais)
COFINS and PIS tax claims	1,096.4	161.3	104.5
Labor claims	-	45.9	27.6
Civil claims	116.0	119.9	127.7
Other claims	31.7	251.1	438.1
Total accrued liabilities for legal proceedings	1,244.1	578.2	697.9

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which was 9.50% on December 31, 2009 and 9.37% on December 31, 2010, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay contribution for social integration, (Programa de Integração Social), or PIS tax, and social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS tax, at the rates of 1.65% and 7.6% on gross sales revenue, respectively. We adopt the non-cumulative system whereby these tax liabilities can be offset by credits we accrue from taxes previously paid on products we purchase and other expenses. As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude certain tax credit amounts from the calculation basis of these two taxes.

The amount of the claims for PIS and COFINS taxes as of December 31, 2010 was R$104.5 million, compared to R$161.3 million as of December 31, 2009.

Labor

We are a party to various labor proceedings, primarily arising from layoffs in the ordinary course of business. As of December 31, 2010, we had provisioned R$88.1 million (R$82.6 million as of December 31, 2009) for proceedings in which the risk of loss was deemed probable. We are also a party to lawsuits with risk of loss deemed to be possible in the amount of R$92.7 million in 2010 (R$39.8 million in 2009). Our management, based on the opinion of our external legal counsel, evaluates these claims and records provisions for losses when they are reasonably estimable, taking into account our past experience in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (cumulatively 0.69% in 2010 and 0.7% in 2009) plus monthly interest of 1%. The balance of the net provision for the judicial deposits was R$6.8 million as of December 31, 2010 (R$26.9 million as of December 31, 2009).

We recognized provisions for contingent labor liabilities relating to our subsidiary Globex at the time of the business combination, in the amount of R$20.8 million in 2010 (R$19.1 million in 2009).

For further information on our tax-related claims, see note 19(b) to our financial statements included in this annual report.

Civil claims

We are a defendant in civil lawsuits. Among these lawsuits, we highlight the following:

·         We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined in a report and award. We set up a provision for the difference between the amount originally paid by the stores and that established temporarily in these lawsuits. In other lawsuits, we recorded a provision for the difference between the amount paid as provisional rent and that pleaded by the adversary party, based on  a report prepared by the technical assistant of the adversary party. As of December 31, 2010, the amount of the provision for these lawsuits was R$33.3 million (R$25.7 million as of December 31, 2009), for which there are no judicial deposits.

·         The balance of Globex’s civil actions as of December 31, 2010 was mainly composed of: (i) consumer lawsuits in the amount of R$11.5 million (R$21.0 million as of December 31, 2009), (ii) provisions relating to the reassessment of the risk of actions for damages amounting to R$8.1 million (R$7.4 million as of December 31, 2009), resulting from contract termination proposed by a former service provider; (iii) recording a provision of R$20.3 million (R$23.7 million as of December 31, 2009) in view of the contractual premise of the obligation to pay a fee in favor of the managers of shopping centers, as a result of the change in Globex’s share control; (iv) a provision of R$8.0 million (R$7.4 million as of December 31, 2009) relating to indemnification risks deriving from potential contract terminations with service providers.

·         Civil provisions were recorded at the subsidiary Globex relating to contingent liabilities recognized at the time of the business combination in the amount of R$10.7 million (R$9.5 million as of December 31, 2009).

As of December 31, 2010, we had provisioned for civil actions in the amount of R$127.7 million (R$119.9 million as of December 31, 2009), net of judicial deposits.

Other Claims

We have other tax liabilities for which we deem losses to be probable and have made provisions.

We recorded an amount for these claims of R$ 55.5 million in 2010 and R$35.0 million in 2009.

We are also disputing our right not to pay the contributions provided for by Complementary Law 110/2001, relating to financing the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or FGTS. The amount we provisioned as of December 31, 2010 was R$31.1 million (R$33.5 million as of December 31, 2009); the Company made a judicial deposit of R$9.6 million in connection with this claim.

Furthermore, our external legal counsel reassessed certain tax-related claims from possible to probable loss. As of December 31, 2010, we had provisioned R$198.6 million, which includes judicial and administrative claims related to various tax matters.

We recognize tax provisions for contingent liabilities relating to our subsidiary Globex at the time of the business combination in accordance with the requirements of Brazilian accounting rules (CPC 15). We reassessed Globex’s claims on the date we acquired it (July 6, 2009). In 2010 we recognized, with retroactive effects in 2009, R$159.2 million (R$179.4 million in 2009) for contingent tax liabilities. The main contingent tax liabilities are R$70 million for administrative proceedings related to offsetting PIS taxes under Decrees 2445/88 and 2449/88 resulting from credits from legal proceedings, and R$51 million related to offsetting tax debits with contribution credits incident on coffee exports.

In short, our provision for contingencies related to other claims in 2010 was R$438.1 million (R$251.1 in 2009).

For further information on our tax-related claims, see note 19(a) to our financial statements included in this annual report.

Other contingent liabilities for which there are no provisions

As of December 31, 2010, we were a party to certain legal proceedings and for which the chances of loss were deemed possible and, therefore, we have not made provisions for these proceedings. See note 19 to our audited consolidated financial statements included in this annual report for detailed information on these proceedings.

Tax-Related Claims

We are a party to several tax-related legal proceedings with various governmental agencies related to social security taxes, federal income tax (Imposto de Renda da Pessoa Jurídica),  or IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU and property transfer tax (Imposto sobre transferência de bens imóveis), or ITBI. As of December 31, 2010, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$2,844.2 million.

Other Legal Proceedings

We are a party to certain administrative proceedings and suits related to civil and consumer protection matters. As of December 31, 2010, the aggregate amount of the possible loss regarding these proceedings was R$128.8 million.

Globex’s Claims

Our subsidiary Globex is a party to certain legal proceedings for which chances of loss are deemed possible. As of December 31, 2010, the aggregate amount of the possible loss regarding these proceedings was R$21.5 million.

Any adverse changes in our assessment of the risk involved in these proceedings may require that we make provisions for judicial contingencies.  We have not included the aforementioned legal proceedings in the REFIS.

Federal Tax Installment Payment Program (REFIS)

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes. During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program. The balance of the consolidated installments on December 31, 2010 was R$1,281.1 million resulting in a reduction in contingencies that would have been attributable to these tax and social security liabilities.

Dividend Policy and Dividends

General

Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year at which time the allocation of the results of operations in any year and the distribution of an annual dividend are approved. Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to the Brazilian corporate law. Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the adjusted net profits as calculated under Brazilian GAAP and adjusted according to Brazilian corporate law. Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds. Also pursuant to the Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders’ general meeting that the distribution would be incompatible with its financial condition.

For the fiscal year ended 2010, we have not changed the dividend distribution period. Pursuant to our dividend policy created by our board of directors on August 3, 2009, we anticipate our dividend distribution on a quarterly basis. For further information see “Item 10B. Memorandum and Articles of Association — Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.” According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

On February 23, 2011, our board of directors approved the anticipation of the dividends payment for the fiscal year ending 2011. Interim dividend payments will be made quarterly in the amount of R$0.09 per preferred share and R$0.081818181818 per common share. The payment dates of quarterly dividends will be determined by our board of directors after publication of our quarterly results.

We calculate our dividends in accordance with Brazilian GAAP, which does not differ from IFRS.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2006:

Period	Description	First payment date	R$ per class A preferred share	R$ per class B preferred share	R$ per common share	Total amount in dividends and interest on shareholders’ equity (in R$ millions)

2006	Dividends	June 2007	0.0930	-	0.0845	20.3
2007(1)	Dividends	June 2008	0.2288	-	0.2080	50.1
2008	Dividends	June 2009	0.2735	-	0.2486	61.8
2009	Dividends	August 24, 2009	0.13558	-	0.12326	30.9
2009	Dividends	November 30, 2009	0.06614	-	0.06013	15.5
2009	Dividends	June 28, 2010	0.39372	0.01	0.35793	94.1
2010	Dividends	May 31, 2010	0.08	-	0.0727272	19.2
2010	Dividends	August 17, 2010	0.08	-	0.0727272	19.6
2010(2)	Dividends	December 1, 2010	0.08	-	0.0727272	19.6
2010	Dividends	May 30, 2011	0.45827	-	0.40955	113.2

______________

(1)   Taking into account the 500:1 reverse stock split that became effective on September 1, 2007. The dividend accrued on December 31, 2009 was approved at the annual shareholders’ meeting held on April 29, 2010 and paid in June 2010. According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

(2)   The dividend accrued on December 31, 2010 was approved at the annual shareholders’ meeting held on March 31, 2011 and was paid on May 30, 2011. On October 18, 2010, the ratio of our ADR (American Depositary Receipt) program changed, whereby one ADR (CBD) represented one preferred share of CBD (PCAR5). This ratio change resulted in a 2 for 1 split (one additional ADR for each ADR held).

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted. See “Item 3A. Selected Financial Data — Exchange Rates.” Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E. Taxation — Brazilian Tax Considerations.”

8B.       Significant Changes

Proposal Letter from Gama 2 SPE Empreendimentos e Participações S/A

On June 28, 2011, we received a proposal from Gama 2 SPE Empreendimentos e Participações S/A, a special purpose company held by BTG Pactual Principal Investments Fundo de Investimento em Participações.  The proposal contemplates a business combination of the Pão de Açúcar Group with the Carrefour Group, the second largest retailer worldwide, headquartered in France.  We attach the proposal in its entirety as Exhibit 15.(a)(1) to this annual report.

The proposed business combination is subject to approval in accordance with the terms of the shareholders' agreements filed in the Company's head offices, by Wilkes Participações S.A., and, as the case may be, by the corporate bodies of our Company, as well as the competent authorities, in Brazil and abroad, including the Brazilian Securities and Exchange Comission - CVM and the administrative counsel for economic defense Conselho Administrativo de Defesa Econômica - CADE.

We will publicly disclose any material further development related to the proposed business combination.

Arbitration Proceeding filed by Casino Group

On May 30, 2011, the Casino Group and its affiliates Segisor S.A. and Sudaco Participações Ltda. filed a request for arbitration under the International Chamber of Commerce rules against Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda.. We are not a party to the arbitration proceeding and, therefore, are not aware of its content.  The arbitration proceeding is subject to confidentiality provisions and is aimed at ensuring compliance with the shareholders’ agreements between the controlling shareholders.  We cannot anticipate the effects of the dispute on us.  For further information on the shareholders’ agreements, see “Item 7A. Major Shareholders – Conditional Put Option Agreement and Shareholders’ Agreements.”  We will publicly disclose any significant development in the dispute between our controlling shareholders of which we become aware that may adversely affect us.

Item 9.     THE OFFER AND LISTING

9A.       Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR4. Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD” and on the Luxembourg Stock Exchange.

Our ADSs commenced trading on the NYSE in May 1997. As of December 31, 2010, the ADSs represented 27.3% of our preferred shares. Each ADS represents one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2006(2)	49.39	27.98	23.10	13.09	11,242,224
2007(2)	40.72	27.03	23.00	15.27	19,440,718
2008:
1st quarter	37.12	27.79	21.22	15.89	25,714,873
2nd quarter	40.67	33.88	25.55	21.28	21,096,954
3rd quarter	37.97	32.48	19.84	16.96	16,590,815
4th quarter	37.97	24.68	16.25	10.56	19,690,418
2009:
1st quarter	32.68	27.97	14.12	12.09	13,215,496
2nd quarter	38.26	31.98	19.61	16.39	22,381,980
3rd quarter	50.00	38.00	28.13	21.38	30,036,014
4th quarter	65.02	50.00	37.36	28.73	36,724,383
2010:
1st quarter	68.17	57.63	38.27	32.35	42,694,323
2nd quarter	64.09	54.40	35.51	30.14	46,772,924
3rd quarter	64.48	56.13	38.21	33.27	64,902,605
4th quarter	71.18	59.31	42.84	35.70	49,312,169

______________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data — Exchange Rates.”

(2)   As restated due to the reverse stock split of the shares.

Share prices for the most recent six months are as follows:

	High	Low	High	Low
	R$		US$(1)
December 2010	70.67	66.68	42.54	40.14
January 2011	70.21	61.69	42.12	37.01
February 2011	62.18	58.93	37.36	35.41
March 2011	67.10	60.95	41.12	37.35
April 2011	70.00	65.35	44.43	41.48
May 2011	72.49	63.21	45.88	40.00

______________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data — Exchange Rates.”

On June 15, 2011, the closing sale price for the preferred shares on the BM&FBOVESPA was R$66.60 per preferred share, equivalent to US$41.62 per ADS translated at the exchange rate of R$1.60 per US$1.00, the commercial market rate on that date. On the same date, the closing sale price for our ADSs on the NYSE was US$42.60.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2006(2)	46.01	25.54	98.33	54.59	9,505,171
2007	43.77	27.50	77.39	50.57	12,177,425
2008(2)	49.41	22.18	89.99	51.83	14,603,734
2009	37.78	11.63	65.91	20.29	11,633,266
2010:
1st quarter	38.87	31.90	69.24	56.83	20,101,111
2nd quarter	36.50	29.15	65.88	52.60	22,684,079
3rd quarter	37.05	32.00	62.51	53.99	31,911,583
4th quarter	42.26	35.43	70.21	58.86	26,967,500

______________
(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data — Exchange Rates.”

(2)   As restated due to the reverse stock split of the shares.

Share prices for the most recent six months are as follows:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
December 2010	42.26	39.57	70.21	65.74	19,370,578
January 2011	43.40	37.12	72.35	61.88	26,974,013
February 2011	38.06	35.99	63.34	59.90	21,589,203
March 2011	41.93	37.13	68.42	60.59	17,667,033
April 2011	45.46	41.81	71.62	65.87	25,948,626
May 2011	46.02	40.50	72.72	63.99	34,120,692

________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data — Exchange Rates.”

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

As of May 16, 2011, there were 461 companies listed on the BM&FBOVESPA.

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

On May 10, 2011 the differentiated Corporate Governance Practices and New Market (Novo Mercado) rules were amended. The new provisions include new pecuniary sanctions for companies that do not comply with rules. In addition to that, according to the amended rules, a company’s CEO cannot cumulate the position of chairman of the board as well as all board members shall be elected for a unified two-year term mandate.

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

Such requirements include provisions that:

·         establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders or of management of the company, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

·         specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

·         oblige the public company to disclose material acts or facts to the CVM, to the BM&FBOVESPA and through the publication of such acts in the newspapers usually utilized by such company;

·         require the acquirer of a controlling stake in public company to publish a material fact, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

·         require management, members of the fiscal council, if active, or of any technical or advising body of a public company to disclose to the company, to the CVM and to the BM&FBOVESPA the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions; and

·         require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition.

·         forbid trading on the basis of insider information.

9D.       Selling Shareholders

Not applicable.

9E.       Dilution

Not applicable.

9F.       Expenses of the Issue

Not applicable.

Item 10.   ADDITIONAL INFORMATION

10A.     Share Capital

As of December 31, 2010, our capital stock consisted of a total of 257,773,669 non-par shares, of which 99,679,851 were common shares, 154,745,007 were class A preferred shares and 3,348,811 were class B preferred shares. As of the same date, our Company held 232,586 class A preferred shares in treasury.

As of January 7, 2011, we converted our remaining class B preferred shares into class A preferred shares, according to our by-laws. On March 31, 2011, our shareholders approved the cancellation of the class B preferred shares and the modification of the designation of “class A preferred shares” to “preferred shares.”

As of June 20, 2011, our capital stock consisted of a total of 259,959,709 non-par shares, of which 99,679,851 were common shares and 160,279,858 were preferred shares. As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

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

As of April 30, 2010, class A preferred shares were held in treasury and no common shares were held in treasury. The reduction of assets held in treasury from 369,600 to 232,586 is a result of the tender offer in connection with the acquisition of Globex see “Item 4A. History and Development of the Company — Acquisition of Globex (Ponto Frio).” We intend to use these shares for subsequent sale and/or cancellation with no capital decrease.

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

Preferred Shares and Common Shares

Pursuant to the Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at our shareholders’ meetings. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into class A preferred shares at any time. See “—Conversion of Common Shares into class A Preferred Shares.” All of our class B preferred shares have been converted into class A preferred shares. See “— Conversion of Class B Preferred Shares into Class A Preferred Shares, Termination of Class B Preferred Shares and Designation Change of Class A Preferred Shares into Preferred Shares.”

Pursuant to Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to:

·         priority in the receipt of fixed or minimum dividend;

·         priority in the reimbursement of capital, with or without premium; or

·         cumulative preferences and advantages established in items (i) and (ii) above.

Furthermore, the preferred shares will only be admitted for trading on the BM&FBOVESPA if they are entitled to at least one of the following preferences:

·         right to participate in the distribution of the mandatory dividend of at least 25% of our adjusted net profits, pursuant to the following criteria (See “— Allocation of Net Profits and Distribution of Dividends – Mandatory Dividends” for a description of calculation of our adjusted net profits): (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above; or

·         right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares.

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

Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits. Adjusted net profits are net profits following the addition or subtraction of:

·         amounts allocated to the formation of a legal reserve account;

·         amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years;

·         amounts allocated to the formation of a tax incentives reserve account;

·         amounts allocated to the statutory reserve, if any;

·         amounts allocated to the unrealized profit reserve;

·         amounts allocated to the retained profit reserve; and

·         reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

For the fiscal year ended 2009, we created a new dividend policy during the board of directors meeting held on August 3, 2009, pursuant to which we anticipate our dividend distribution on a quarterly basis; we have not made further alterations to the dividend distribution period.

Legal reserve account. We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. The allocation of a portion of the net profits to the legal reserve account is mandatory and it must be submitted for approval to the shareholders voting at the general shareholders’ meeting and may only be transferred to our capital account or used to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock. The legal reserve account is not available for the payment of dividends.

Expansion Reserve. Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remainder adjusted net profits after the establishment of the legal, contingency and unrealized income reserves. The total amount of this reserve may not exceed the amount corresponding to our share capital. Our shareholders may amend our by-laws in order to establish other discretionary reserves. The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

Unrealized income reserve account. The portion of the mandatory dividends that exceeds the net profits actually realized in that year may be allocated to the unrealized income reserve account. Unrealized income is income resulting from the equity pick up result and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year.

The unrealized income reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

The balance of the profits reserve accounts, except for the contingency reserve account and unrealized income reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve if the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Distribution of Dividends

Under the Brazilian corporate law and our by-laws, we may pay dividends only from:

·         our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by: accumulated losses from prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our Profit Sharing Program (participações estatutárias). Furthermore, our by-laws allows us to implement a profit sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is set forth by our board of directors and must not exceed an amount equal to 15% of our net profits. Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders.

·         our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

·         our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized income reserve account, not including the legal reserve account.

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

Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “Item 10E. Taxation — Brazilian Tax Considerations.”

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

Conversion of Class B Preferred Shares into Class A Preferred Shares, Termination of Class B Preferred Shares and Designation Change of Class A Preferred Shares into Preferred Shares

All of our class B preferred shares have been converted into class A preferred shares in accordance with a pre-established schedule: (i) 50% of the class B preferred shares were mandatorily converted into class A preferred shares on July 7, 2010; and (ii) 50% of the class B preferred shares were mandatorily converted into class A preferred shares on January 7, 2011.  On March 31, 2011, our shareholders approved at a general shareholders’ meeting the termination of the class B preferred shares and the change in the designation of class A preferred shares to preferred shares, without any alteration in the rights, preference, privileges or terms of the securities.

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

Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% in case the beneficiary is resident and domiciled in a “tax haven,” a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. See “Item 10E. Taxation — Brazilian Tax Considerations — Distribution of Interest on Shareholders’ Equity.” To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

With respect to the borrowing powers of the Board of Directors, the Board of Directors has the power to authorize the borrowing of funds. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) one executive officer, acting jointly with the Chief Executive Officer or other executive officer indicated by the board of directors, (ii) one officer and one attorney-in-fact, or (iii) two attorneys‑in-fact.

There is no requirement under the Brazilian corporate law or our by-laws that directors retire upon reaching a certain age. In addition, our by-laws do not provide for the re-election of directors at staggered intervals.

For a discussion of our Board of Directors, see “Item 6A. Directors and Senior Management — Board of Directors” and “Item 6C. Board Practices.”

Voting Rights

Each common share entitles the holder thereof to one vote at our shareholders’ meetings. Preferred shares do not entitle the holder to vote.

The Brazilian corporate law provides that non-voting or restricted voting shares (such as our preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights if the company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s by-laws) to pay any fixed or minimum dividend to which such shares are entitled, and such voting rights exist until the payment thereof is made. Our by‑laws do not set forth any shorter period.

In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding the majority of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares. This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, at least 15 days prior to the meeting, but would not generally require any other form of notice. We have designated newspapers Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico for this purpose. In addition to these newspapers, we also have to publish the notice on the website of CVM or BM&FBOVESPA and our website.

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

In accordance with Brazilian corporate law, shareholders voting at our general meeting have the power, among others, to:

·         amend our by-laws;

·         delisting from CVM (to become a closely held company);

·         approve the issuance of convertible debentures and secured debentures;

·         elect or dismiss members of the board of directors and of the fiscal council, at any time;

·         receive the management’s accounts and approval of the financial statements, including the allocation of net profits;

·         suspend the rights of a shareholder who has violated Brazilian corporate law or our by-laws;

·         approve the valuation of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

·         approve the transformation of the corporate form or a merger with or into another company, spin-off, consolidation or split; and

·         authorize the management to petition for bankruptcy, to declare our company insolvent and to request procedures involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

·         approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review the reports;

·         appointment and removal of the Chairman of our board of directors;

·         approval of the annual global compensation of the members of our management, including benefits;

·         approval of or amendment to our annual investment program;

·         approval of any issuance of common or preferred shares up to the limit of our authorized capital (400,000,000 shares), and/or any bonuses, debentures convertible into our shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which we are or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

·         approval of any agreement or amendment to any agreement, directly or indirectly, between us and/or our affiliates and any of our controlling shareholders or their relatives, members of our management or any of our controlled companies and affiliates, except those agreements executed in ordinary course of business, which should be contracted on an arm’s-length basis (market conditions);

·         approval of any delisting from trading on any stock exchange or filings for new listings;

·         approval of any change in our dividend policy;

·         approval of any joint venture between us and third parties involving an individual investment or investments aggregated over a fiscal year in excess of the amount equivalent in reais  to US$100,000,000 or in excess of an amount equal to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher, provided that the joint venture was previously approved by our board of directors;

·         approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais  equivalent to US$100,000,000, or in excess of an amount equal to 6% of our shareholders equity as determined in our latest annual balance sheet, whichever is higher; and

·         approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to two times our EBITDA of the preceding 12 months.

In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors has the following duties:

·         approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or cumulated over a fiscal year in excess of the amount in reais  equivalent to US$20,000,000 or in excess of an amount equal to 1% and up to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher; and

·         approval of any financial arrangement in excess of an individual amount equivalent to one half and up to two times our EBITDA of the preceding 12 months.

According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:

·         the right to participate in the distribution of profits;

·         the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

·         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described under “—Preemptive Rights”;

·         the right to withdraw from the company in the cases specified under Brazilian corporate law, see “—Withdrawal Rights”; and

·         the right to supervise, pursuant to Brazilian corporate law, the management of the company.

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding voting capital is required to:

·         modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

·         reduce the percentage of mandatory dividends;

·         change our corporate purpose;

·         merge us into or with another company;

·         spin off a portion of our assets or liabilities;

·         approve our participation in a group of companies (as defined in the Brazilian corporate law);

·         apply for cancellation of any voluntary liquidation;

·         merge all our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

·         approve our dissolution.

Notice of our shareholders’ meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, and the newspapers Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

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

In the event of a capital increase, that maintains or increases the proportion of capital represented by preferred shares, holders of ADSs, may, under certain circumstances described above, exercise preemptive rights to subscribe newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, may under certain circumstances described above, have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us. For risks associated with preemptive rights, see “Item 3D. Risk Factors — Risks Relating to the Preferred Shares and ADSs — You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.”

Withdrawal Rights

Neither the common shares nor the preferred shares are redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares. According to the Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that our shareholders representing at least one-half of our issued and outstanding voting capital authorizes:

         i.            the creation of preferred shares or the disproportional increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws;

        ii.            the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or the creation of a new class with greater privileges than the existing classes of preferred shares;

      iii.            a reduction in the mandatory distribution of dividends;

      iv.            a change in our corporate purposes;

       v.            the transfer of all of our shares to another company in order to make us a wholly owned subsidiary of such company or vice versa;

      vi.            our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

    vii.            our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;

   viii.            a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies; or

      ix.            the transformation of us into another type of company.

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

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book‑entry form services with Banco Itaú Corretora de Valores S.A., or the registrar, which performs all the services of safekeeping and transfer of our shares and related services.

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to Resolution 2,689 of CMN, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership.

BM&FBOVESPA operates a clearing house through CBLC. CBLC is also responsible for settlement and custody of the shares. The payment of dividends, bonuses and other corporate events is managed by “Central Depositária”, a branch of BM&FBOVESPA.

Other Dispositions

In addition to the provisions already described in this annual report, the Brazilian corporate law and current regulations set forth, among others:

       x.            upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

      xi.            if provided for in the by-laws, disputes among our shareholders will be subject to arbitration; our by-laws currently do not provide for arbitration;

    xii.            upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares considering the total number of outstanding shares;

   xiii.            members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders; and

  xiv.            the chairman of any shareholders’ or board of directors’ meeting will disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

10C.     Material Contracts

Casas Bahia

Below we summarize the shareholders’ agreement entered into between us, Casa Bahia Comercial Ltda., Globex and the partners of Casa Bahia Comercial Ltda. The summary is qualified by reference to the agreements that are filed as exhibits to this annual report.

Pursuant to the shareholders’ agreement CBD will have the right to elect the majority of members of Globex’s board of directors and the partners of Casa Bahia Comercial Ltda. will have the right to elect a certain number of members corresponding to their ownership interest in Globex’s capital stock if Casa Bahia Comercial Ltda. holds, at least, 25% of shares bound to the shareholders’ agreement. The partners of Casa Bahia Comercial Ltda. shall appoint, at least, two members of Globex’s board of directors if they hold, at least, 20% of the shares bound to the shareholders’ agreement. The shareholder’s agreement also provides for veto rights regarding certain matters. Currently, the board of directors is composed of five members elected by CBD and four members elected by partners of Casa Bahia Comercial Ltda.

In addition, during the period in which the partners of Casa Bahia Comercial Ltda. hold shares bound to the shareholders’ agreement representing, at least, 29% of Globex’s total capital stock (excluding treasury shares from this calculation), Mr. Michael Klein will be appointed chairman of the board of directors.

The board of directors appointed Mr. Raphael Klein to hold the position of Globex’s chief executive officer on November 17, 2010, with two-year term of office.

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

This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of CMN, dated as of January 26, 2000, as amended, a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Brazilian Tax Considerations”), the investor will also be subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution 2,689. See “Item 10E. Taxation — Brazilian Tax Considerations.”

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

Pursuant to Resolution 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

    xv.            appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

  xvi.            appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

 xvii.            complete the appropriate foreign investor registration form;

xviii.            register as a foreign investor with the CVM; and

  xix.            register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over‑the‑counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

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

Distribution of Interest on Shareholders’ Equity

In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making dividend distributions. Such interest is calculated by reference to the TJLP (long term interest rate) as determined by the Central Bank from time to time and cannot exceed the greater of:

    xx.            50% of the net income (after the deduction of social contribution on net profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

  xxi.            50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

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

Taxation of Gains

According to Law No. 10,833 of December 29, 2003, capital gains realized on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to other non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil. In this sense, on the disposal of the preferred shares, as they are assets located in Brazil, the Non‑Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposal is conducted in Brazil or abroad and with a Brazilian resident or not.

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

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed with the Central Bank. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a resident in a Low or Nil Taxation Jurisdiction, if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain subject to taxation. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non‑Brazilian Holder that is a 2,689 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

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

Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

 xxii.            exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, of January 26, 2000, (“2,689 Holder”) and (2) is not a resident in a Low or Nil Taxation Jurisdiction; or

xxiii.            subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non‑Brazilian Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

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

On June 24, 2008, Law No. 11,727 enlarged the scope of Low or Nil Taxation Jurisdiction (by adding the fourth paragraph to article 24 of Law no. 9,430/96 and introduced a new concept of “Privileged Tax Regime.” According to the enacted article 24-A of Law no. 9,430/96 it is considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

The recent enactment of the Normative Ruling no. 1,037/10, which sets forth the updated list of countries or jurisdictions deemed by Brazilian tax authorities to provide Favorable Taxation and Privileged Tax Regimes, made evident the acknowledgement by tax authorities that tax legislation does not provide for a singular concept for “tax haven.” Rather, there are cases of Low or Nil Taxation Jurisdiction and there are cases of Privileged Tax Regime, which must be analyzed separately. The provisions of Law No. 11,727/08 that refer to the “Privileged Tax Regime” came into effect on January 1, 2009.

In principle, the best interpretation of Law No. 11,727/08 lead us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions (Law no. 9,430/96) and thin capitalization rules (Law no. 12,249/10).

Thus, to income and gains realized by foreign investors that invest in the Brazilian financial and capital markets (2,689 Holder), the relevant concept is the one that makes reference to “countries that tax income at a rate lower than 20%,” as provided under Law no. 9,959/00 (i.e. only Low or Nil Taxation Jurisdiction) and the countries listed in the article one of the Normative Ruling No. 1,037/10.

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

As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

xxiv.            an individual citizen or resident of the United States;

xxv.            a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

xxvi.            an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

xxvii.            a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See note 18 to our financial statements included in this annual report for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk.

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

We have a policy of entering into contracts only with parties that have high credit ratings. The counter-parties to these contracts are major financial institutions. We do not anticipate a credit loss from counter-party non‑performance.

Interest Rate Risk

We are exposed to interest rate volatility with regard to our cash and cash equivalents, fixed and floating rate debt. For cash and cash equivalents, we generally swap the fixed interest rate for a floating rate, the CDI rate. The interest rate in our cash and cash equivalents denominated in reais  is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

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

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2010. See notes 17 and 18 to our financial statements included in this annual report.

	As of December 31, 2010
	Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value	Annual Average Interest Rate
	(millions of reais)
Assets:
Cash and banks in reais	417.6	-	-	-	-	-	417.6	417.6
Cash equivalents denominated in reais	3,400.4	-	-	-	-	-	3,400.4	3,400.4	98.7% of CDI
Total cash and cash equivalents	3,818.0	-	-	-	-	-	3,818.0	3,818.0
Marketable securities in reais	608.0						608.0	608.0	100.9% of CDI
	608.0						608.0	608.0

Liabilities:
Loans and financing Floating rate, denominated in US dollars...	457.3	81.8	444.8	27.6	27.7	98.3	1,137.5	1,137.5	102.8%
Floating rate, denominated in reais	-	1,096.1	1,184.4	-	-	-	2,280.5	2,280.5	106.4% of CDI
Floating rate, denominated in reais	1,847.3	128.4	698.7	43.3	43.5	154.5	2,915.7	2,915.7	11.0%
Floating rate, denominated in reais	80.9	119.0	74.0	65.0	65.0	59.0	462.9	469.6	4% over TJLP
Floating rate, denominated in reais	71.3	37.4	15.8	8.9	1.2	50.0	184.6	184.6	108% of CDI
Total loans and financing	2,456.8	1,462.7	2,417.7	144.8	137.4	361.8	6,981.2	6,987.9
Debentures
Floating rate, denominated in reais	520.7	251.8	259.9	555.8	-	-	1,588.2	1,580.3	0.5% over CDI

______________

(1)   We entered into cross-currency interest rate swaps in the same amount to mitigate our exposure to exchange rate variations.

Based on a basket of foreign currencies to reflect BNDES’s funding portfolio, the annual TJLP, which is modified quarterly, was as follows:

	Three months ended March 31, 2011
	2008	2009	2010	2011
IGP-M(1)	9.8%	-1.5%	11.3%	2.4%
CDI (2)	12.4%	9.9%	9.8%	10.4%
TR (3)	1.6%	0.7%	0.7%	0.7%

____________

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

Since January 1, 2005 and through December 31, 2010, the U.S. dollar depreciated by 37.5% against the real, and as of December 31, 2010, the commercial market rate for purchasing U.S. dollars was R$1.66 to U.S.$ 1.00. In the first quarter of 2011, the real appreciated 1.8% against the U.S. dollar, and as of March 31, 2011, the commercial market rate for purchasing U.S. dollars was R$1.63 to U.S.$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2010 included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$8.3 million as of December 31, 2010 compared to R$2.9 million as of December 31, 2009. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2010.

	Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(millions of reais)
Loans and financing
US dollars (*)	457.3	81.8	444.8	27.6	27.7	98.3	1,137.5	1,137.5
reais	1,999.5	1,380.9	1,972.9	117.2	109.7	263.5	5,843.7	5,857.2
Total loans and financing	2,456.8	1,462.7	2,417.7	144.8	137.4	361.8	6,981.2	6,994.7
Debentures
reais	520.7	251.8	259.9	555.8	-	-	1,588.2	1,580.3
Total Debentures	520.7	251.8	259.9	555.8	-	723.6	1,588.2	1,580.3

______________

(*)   Originally US dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See notes 17 and 18 to our financial statements included in this annual report. As of December 31, 2010, the originally U.S. dollar-denominated debt of R$1,137.8 million and R$800.8 million as of December 31, 2009, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais  and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2011	2012	2013	2014	2015	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate

Cross currency and interest rate swap contracts notional amount
US dollars to reais	365.2	67.9	567.6	-	-	-	1,000.7	(106.9)	105.6% over CDI	4.2% over U.S. dollar

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

·         Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

·         Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	· Any cash distribution to ADS registered Holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	· Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) · Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	· As necessary

Fees Incurred Since January 1, 2010

From January 1, 2010 until December 31, 2010, the Company received from the depositary          US$ 644,297.94, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Management, with the participation of our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 under Rules 13a-15(e) and 15d-15(e) as required by paragraph (b) of the Securities Exchange Act of 1934 Rules 13a-15 or 15d-15) as of the end of the period covered by this annual report, has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all frauds.

Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria. For our management's report on internal control over financial reporting, see page F-1 of this annual report.

The effectiveness of internal controls over financial reporting as of December 31, 2010 has been audited by Ernst & Young Terco Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-3 of this annual report.

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

16B.     Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer and controller. The code of ethics is available at our website www.gpa-ri.com.br. We intend to make publicly available on this website any amendments to our code of ethics. Information from that website is not incorporated by reference into this document.

16C.     Principal Accountant Fees and Services

Ernst & Young Terco Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2009 and 2010. The chart below sets forth the total amount billed to us by Ernst & Young Terco Auditores Independentes for services performed in 2009 and 2008, and a breakdown of these amounts by category of service:

	2009	2010
	(millions of reais)(1)
Audit Fees	7.1	4.9
Audit–Related Fees	0.4	0.9
Total	7.5	5.8

______

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

Pre-Approval Policies and Procedures

The Fiscal Council approves all audit, audit-related, tax and other services provided by Ernst & Young Terco Auditores Independentes. Any services provided by Ernst & Young Terco Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the fiscal council prior to any engagement. The fiscal council is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2010, none of the fees paid to Ernst & Young Terco Auditores Independentes were approved pursuant to the de minimis exception.

16D.     Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we were required to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the board of directors that meets specified requirements or designate and empower our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). In our assessment, our fiscal council is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A-3. For a further discussion of our fiscal council and the audit committee exemption, see “Item 6C. Board Practices — Committees — Fiscal Council and Audit Committee.”

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

(3)   The share buyback program was approved by our board of directors on January 19, 2009, in accordance with applicable Brazilian legislation. We were authorized to buy back up to an aggregate of 3,000,000 preferred shares, including those traded in the form of ADRs, representing approximately 2.21% of our outstanding preferred capital as of December 31, 2008. The program was terminated on April 18, 2009. A total of 369.600 preferred shares were purchased at an average price of US$15.21 per share. The shares held in treasury were reduced from 369,600 to 232,586 as a result of the tender offer in connection with the acquisition of Globex, see “Item 4A. History and Development of the Company — Acquisition of Globex.” We intend to use these shares for subsequent sale and/or cancellation with no capital decrease.

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian corporate law does not have a similar provision. According to the Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non‑management directors on our board do not typically meet in executive session.

Our board of directors consists of fourteen members elected by our shareholders, all of whom are non‑management directors.

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

People Management Policies Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive‑compensation and equity-based plans.

We are not required under applicable Brazilian law to have a compensation committee. Under the Brazilian corporate law, the total amount available for compensation of our directors and executive officers and for profit‑sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

We do, however, have a Human Resources and Compensation Committee, which, among other assignments, reviews management compensation. For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices — Committees — Human Resources and Compensation Committee.”

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

We have a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings at least every three months. In order to comply with the exemption requirements that allow our Fiscal Council to act as an audit committee pursuant to SEC rules, our board of directors approved the delegation to the Fiscal Council of certain additional responsibilities and the Fiscal Council and the board of directors adopted an additional charter that delegates to the Fiscal Council the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian corporate law. For further information on our Fiscal Council, see “Item 6C. Board Practices — Committees — Fiscal Council and Audit Committee.”

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

Item 19.   EXHIBITS

Exhibit Number	Description
1.1	English translation of our Estatuto Social (by-laws), as amended.*
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

4.(b)(2)

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

4.(b)(3)	Technical Assistance Agreement dated as of July 8, 2005 by and between us and Casino Guichard Perrachon.(3)
4.(b)(4)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.(4)
4.(b)(5)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.(4)
4.(b)(6)

Wilkes’ Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(5)

4.(b)(7)

Companhia Brasileira de Distribuição Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(5)

4.(b)(8)

Conditional Put Option Agreement dated as of November 27, 2006 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.(6)

4.(b)(9)	Operational and Administrative Management Services Agreement dated as of June 27, 2007.(7) +
4.(b)(10)	First Amendment to Operational and Administrative Management Services Agreement, dated as of December 10, 2007.(7) +
4.(b)(11)	Second Amendment to Operational and Administrative Management Services Agreement, dated as of October 1, 2008.(7) +
4.(b)(12)	Third Amendment to Operational and Administrative Management Services Agreement, dated as of December 31, 2009.(7)
4.(b)(13)

Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Globex Utilidades S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.*

6.1	See note 4(q) to our financial statements for information explaining how earnings per share information was calculated.*
8.1	List of Subsidiaries. See note 3(a) to our financial statements for information regarding our subsidiaries.*
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
15.(a)(1)	Proposal Letter from Gama 2 SPE Empreendimentos e Participações S/A to Companhia Brasileira de Distribuição, dated June 27,2011.*
(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on June 28, 2007.
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on June 23, 2009.
(7)	Incorporated herein by reference to amendment 1 to our annual report on Form 20-F filed on March 31, 2010.
*	Filed herewith.
+	Confidential treatment has been requested and granted for portions of this exhibit and submitted separately to the Securities and Exchange Commission.

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

Dated: July 1, 2011

Consolidated Financial Statements

Companhia Brasileira de Distribuição

December 31, 2010 and 2009

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2010 and 2009

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

Our conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Nova Casa Bahia S.A., which is included in the 2010 consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries and constituted R$ 2,916,499 thousand, R$ (34,416) thousand and R$ 5,300,180 thousand of revenues net losses and assets, respectively, as of December 31, 2010.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal controls over financial reporting as of December 31, 2010 has been audited by Ernst & Young Terco Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young Terco’s attestation report on the Company’s internal controls over financial reporting is included herein.

/s/ Enéas César Pestana Neto.	/s/ José Antonio de Almeida Filippo
Enéas César Pestana Neto	José Antonio de Almeida Filippo
Chief Executive Officer	Chief Financial Officer

Date: June 30, 2011

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição  and subsidiaries

We have audited the accompanying consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Globex Utilidades S.A., a consolidated entity as from on July 1, 2009, which statements reflect total assets of R$ 2,462,577 thousand as of December 31, 2009 and total revenues of R$ 2,427,324 thousand for the period from July 1 to December 31, 2009.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Globex Utilidades S.A., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Brasileira de Distribuição and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-6

Sergio Citeroni

Accountant CRC1SP170652/O-1

São Paulo, Brazil

June 30, 2011

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Companhia Brasileira de Distribuição and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying annual Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Nova Casa Bahia S.A., which is included in the 2010 consolidated statements of of Companhia Brasileira de Distribuição and subsidiaries as from November 1, 2010 and constituted R$ 2,916,499 thousand, R$ (34,416) of revenues and net losses, respectively, for the period from November 1, 2011 to December 31, 2010; and assets of R$5,300,180 thousand as of , December 31, 2010. Our audit of internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries also did not include an evaluation of the internal control over financial reporting of Nova Casa Bahia S.A.

In our opinion, Companhia Brasileira de Distribuição and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 30, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC2SP015199/O-6

Sergio Citeroni

Accountant CRC1SP170652/O-1

São Paulo, Brazil

June 30, 2011

Companhia Brasileira de Distribuição

Consolidated statements of income and comprehensive income
Years ended December 31, 2010, 2009 and 2008
(In thousands of reais, except earnings per share)

	Notes	2010	2009	2008

Gross sales		36,144,368	26,161,597	20,855,674
Taxes on sales		(4,052,694)	(2,968,839)	(2,823,659)
Net sales		32,091,674	23,192,758	18,032,015
Cost of sales		(24,241,476)	(17,493,806)	(13,279,497)

Gross profit		7,850,198	5,698,952	4,752,518

Operating expenses
Selling costs		(4,869,462)	(3,499,976)	(2,857,312)
General and administrative		(912,676)	(679,581)	(590,620)
Depreciation and amortization		(440,139)	(459,900)	(442,714)
Other operating expenses, net	27	(26,016)	(77,873)	(19,061)
Operating profit		1,601,905	981,622	842,811
Net finance expenses	28	(823,001)	(254,475)	(331,566)
Equity pickup results	15	34,499	5,412	(486)
Profit before income and social contribution taxes and employees' profit sharing		813,403	732,559	510,759

Income and social contribution taxes	24	(86,558)	(94,015)	(147,240)

Profit before employees' profit sharing		726,845	638,544	363,519
Employees’ profit sharing		(35,110)	(32,505)	(22,173)
Net income and comprehensive income		691,735	606,039	341,346

Attributable to equity holders of the parent		722,422	609,431	341,346
Attributable to noncontrolling interest		(30,687)	(3,392)	-
Net income and comprehensive income		691,735	606,039	341,346

Earnings per ordinary share	30
Basic earnings per share attributable to ordinary equity holders of the parent		2.65	2.34	1.39
Diluted earnings per share attributable to ordinary equity holders of the parent		2.65	2.34	1.39
Diluted earnings per share
Earnings per preferred non-voting share	30
Basic earnings per share attributable to ordinary equity holders of the parent		2.92	2.59	1.54
Diluted earnings per share attributable to ordinary equity holders of the parent		2.89	2.50	1.49

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of financial position

December 31, 2010 and 2009
(In thousands of reais)

	Notes	2010	2009

Assets
Current assets
Cash and cash equivalents	7	3,817,994	2,341,927
Marketable securities	8	608,002	-
Trade accounts receivable,net	9	4,047,234	2,475,373
Inventories	11	4,823,768	2,827,463
Recoverable taxes	12	888,355	416,550
Other current		531,012	338,435

Total current assets		14,716,365	8,399,748

Noncurrent assets
Trade receivable	9	611,630	419,191
Recoverable taxes	12	213,506	255,194
Deferred tax assets	24	1,392,509	1,207,712
Related parties	21	176,241	118,650
Financial instruments	16	416,004	-
Restricted deposits for legal proceedings	19	534,389	383,046
Other noncurrent		54,204	19,911
Investments in associates	15	232,540	194,227
Property and equipment, net	13	6,703,595	5,356,601
Intangible assets	14	4,881,765	2,219,773

Total noncurrent assets		15,216,383	10,174,305

Total assets		29,932,748	18,574,053

	Notes	2010	2009

Liabilities and equity
Current liabilities
Trade accounts payable		5,306,349	4,004,395
Loans and financing	17	2,456,829	668,226
Debentures	17	520,675	19,386
Payroll and related charges		595,558	428,188
Taxes and social contribution payable	23	400,508	351,694
Related parties	21	274,291	31,734
Dividends payable		116,287	98,052
Financing related to acquisition of real estate		14,211	14,212
Rent payable		68,226	60,834
Advertisement payable		33,614	32,333
Provision for restructuring		-	84,701
Other accounts payables		201,224	5,862
Payable related to acquisition of noncontrolling interest	16	297,484	-
Other current liabilities		531,642	234,108

Total current liabilities		10,816,898	6,033,725

Noncurrent liabilities
Loans and financing	17	4,524,464	2,101,243
Debentures	17	1,067,472	1,481,356
Taxes payable in installments	23	1,376,788	1,205,579
Deferred tax liability	24	1,325,333	208,182
Provision for contingencies	19	697,806	578,343
Payable related to acquisition of noncontrolling interest	16	215,060	154,401
Other non current liabilities		325,157	154,499

Total noncurrent liabilities		9,532,080	5,883,603

Shareholders' equity
Share capital	25	5,579,259	5,374,751
Reserves	25	1,519,330	1,249,469

Equity attributable to owners of the parent		7,098,589	6,624,220
Noncontrolling interest		2,485,181	32,505
Total shareholders' equity		9,583,770	6,656,725

Total shareholders' equity and liabilities		29,932,748	18,574,053

 See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of changes in shareholders’ equity
Years ended December 31, 2010, 2009 and 2008
(In thousands of reais)

			Capital Reserves				Profit reserves
	Share Capital	Special Goodwill Reserve	Other equity instruments	Other reserves	Granted options	Legal	Expansion	Retained earnings	Equity atributable to owners of the parent	Noncontrolling interest	Total

Balances at January 1, 2008	4.149.858	517.331	128.096	-	27.570	133.617	54.842	(112.648)	4.898.666	-	4.898.666
									-		-
Capitalization of reserves	60.936	-	-	-	-	-	(54.842)	(6.094)	-	-	-
Private subscription of shares	217.861	-	-	-	-	-	-	-	217.861	-	217.861
Stock options exercised	22.070	-	-	-	-	-	-	-	22.070	-	22.070
Recognized granted option	-	-	-	-	36.034	-	-	-	36.034	-	36.034
Net income for the year	-	-	-	-	-	-	-	341.346	341.346	-	341.346
Appropriation of net income to legal reserve	-	-	-	-	-	13.021	-	(13.021)	-	-	-
Dividends	-	-	-	-	-	-	-	(61.756)	(61.756)	-	(61.756)
Balances at December 31, 2008	4.450.725	517.331	128.096	-	63.604	146.638	-	147.827	5.454.221	-	5.454.221

Capitalization of reserves	239.031	(88.780)	-	-	-	-	-	(150.251)	-	-	-
Private subscription of shares	664.362	-	-	-	-	-	-	-	664.362	-	664.362
Stock options exercised	20.633	-	-	-	-	-	-	-	20.633	-	20.633
Paid in capital - Globex	-	-	-	7.360	-	-	-	-	7.360	-	7.360
Treasury shares	-	-	-	-	-	-	-	(10.908)	(10.908)	-	(10.908)
Recognized granted option	-	-	-	-	19.621	-	-	-	19.621	-	19.621
Aquisition of noncontrolling interest	-	-	-	-	-	-	-	-	-	35.897	35.897
Net income for the year	-	-	-	-	-	-	-	609.431	609.431	(3.392)	606.039
Appropriation of net income to legal reserve	-	-	-	-	-	29.579	379.350	(408.929)	-	-	-
Dividends	-	-	-	-	-	-	-	(140.500)	(140.500)	-	(140.500)

Balances at December 31, 2009	5.374.751	428.551	128.096	7.360	83.225	176.217	379.350	46.670	6.624.220	32.505	6.656.725

Capitalization of reserves	169.388	(83.908)	-	-	-	-	-	(85.480)	-	-	-
Stock options exercised	35.120	-	-	-	-	-	-	-	35.120	-	35.120
Treasury shares	-	-	-	-	-	-	-	4.040	4.040	-	4.040
Recognized granted option	-	-	-	-	27.920	-	-	-	27.920	-	27.920
Aquisition of noncontrolling interest-C. Bahia	-	-	-	-	-	-	-	-	-	2.483.363	2.483.363
Aquisition of noncontrolling interest-Sendas	-	-	(128.096)	-	-	-	-	(229.860)	(357.956)	-	(357.956)
Paid-In capital acquisition NCB	-	-	-	-	-	-	-	214.398	214.398	-	214.398
Net income for the year	-	-	-	-	-	-	-	722.422	722.422	(30.687)	691.735
Appropriation of net income to reserve	-	-	-	-	-	36.122	463.253	(499.375)	-	-	-
Dividends	-	-	-	-	-	-	-	(171.575)	(171.575)	-	(171.575)

Balances at December 31, 2010	5.579.259	344.643	-	7.360	111.145	212.339	842.603	1.240	7.098.589	2.485.181	9.583.770

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of cash flows

Year ended December 31, 2010, 2009 and 2008

(In thousands of reais)

	2010	2009	2008

Cash flow provided by operating activities
Net income for the year	691,735	606,039	341,346
Adjustment to reconcile net income to cash from operating activities
Deferred income tax	34,506	25,934	110,893
Loss on disposal of properties and equipment	81,825	30,156	11,125
Depreciation and amortization	440,139	459,900	442,714
Unrealized financial expenses	249,053	316,718	539,117
Unrealized financial income	-	17,928	(39,725)
Equity pickup results	(34,499)	(5,412)	486
Provision for contingencies	298,406	81,326	115,996
Bargain purchase gain	(453,569)	-	-
Provision for property and equipment write-offs and losses	-	(7,878)	6,162
Stock option	27,920	19,621	36,034
Decrease (increase) in assets
Trade accounting receivable	733,423	(170,835)	(60,566)
Inventories	(706,705)	(849,380)	(36,621)
Recoverable taxes	(171,574)	116,392	(77,741)
Related parties	(31,536)	28,355	(20,849)
Restricted deposits for legal proceedings	(150,314)	(99,419)	(20,905)
Other	169,740	(62,163)	(31,646)
Increase (decrease) in liabilities
Trade payables	245,298	1,052,761	70,239
Payroll and related charges	(146,633)	206,719	51,050
Related parties	(941,274)	-	-
Other taxes	-	80,180	(72,961)
Taxes and social contribution paid	(23,836)	(4,383)	(43,695)
Other	51,182	214	(64,452)

Net cash flow provided by operating activities	363,287	1,842,773	1,256,001

Companhia Brasileira de Distribuição

Consolidated statements of cash flows (Continued)

Year ended December 31, 2010, 2009 and 2008

(In thousands of reais)

	2010	2009	2008

Cash flow used in investing activities
Acquisition of subsidiary net of cash acquired	-	(885,113)	-
Acquisition of noncontrolling interest	(28,544)	-	-
Marketable securities	58,798	-	-
Property and equipment	(1,296,464)	(700,636)	(485,418)
Intangible assets	(196,714)	(45,987)	(2,900)
Capital increase in subsidiaries	64,957	(9,318)	-
Proceeds from sale of property and equipment	33,032	4,330	3,592

Net cash flow used in investing activities	(1,364,935)	(1,636,724)	(484,726)

Cash flow provided by (used in) financing activities
Capital increase	35,120	487,144	88,196
Financings:
Issuances	3,981,201	736,805	680,154
Repayments	(1,204,381)	(393,129)	(607,079)
Interest paid	(182,813)	(209,301)	(318,001)
Dividends paid	(151,412)	(109,157)	(50,084)

Net cash provided by (used in) financing activities	2,477,715	512,362	(206,814)

Net increase in cash and cash equivalents	1,476,067	718,411	564,461

Cash and cash equivalents, beginning of year	2,341,927	1,623,516	1,059,055

Cash and cash equivalents, end of year	3,817,994	2,341,927	1,623,516

See accompanying notes.

1.     Corporate information

Companhia Brasileira de Distribuição and Subsidiaries ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas”, “Assai”, “Ponto Frio”, “Casas Bahia”, “Casa Bahia.Com”,“Extra.com” and “Ponto Frio.Com”. The registered office is located in São Paulo, SP, Brazil. Founded in 1948, the Company has 145,614 employees, 1,647 stores in 20 Brazilian states and the Federal District and a logistics infrastructure comprised of 28 warehouses located in seven states as of December 31, 2010.

The Company’s shares trade on the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

The consolidated financial statements for the year ended December 31, 2010, were authorized by the Board of Directors on June 30, 2011.

2.     Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The consolidated financial statements are presented in Brazilian reais.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Real, which is the company’s functional and presentation currency. All the subsidiaries have the Brazilian Real as their functional currencies.

2.     Basis of preparation (Continued)

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

The financial statements of the subsidiaries are prepared as of the same reporting period as the parent company, using consistent accounting policies. All intra-company balances, income and expenses, unrealized gains and losses and dividends resulting from intra-company transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Losses are attributed to the noncontrolling interest even if that results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

3.     Basis of consolidation (Continued)

a)    Subsidiaries   (Continued)

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

Globex

The Company consolidates the financial statements of Globex, a subsidiary that concentrates the Group’s home appliance products, operating under the banners “Ponto Frio” and “Extra-Eletro”, and “Casas Bahia” as of November 2010.

Sendas

The Company consolidates the financial statements of Sendas Distribuidora S.A. (“Sendas Distribuidora), a wholly-owned subsidiary, which operates  in the retail and cash-and-carry segments. Further details on acquisition of Sendas Distribuidora noncontrolling interest, are disclosed in Note 15.

PAFIDC and Globex FIDC

The Company consolidates PAFIDC’s and Globex FIDC’s financial statements, two special purpose entities, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund’s profitability are linked to subordinated shares owned by the Company and subsidiaries.

The table below shows the legal interest of the parent company in each of the subsidiaries and associates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

3.     Basis of consolidation (Continued)

a)    Subsidiaries   (Continued)

	Investor’s interest (%) – as of December 31, 2010
Companies	CBD	Novasoc	Sé	CBD Holland	Sendas Distrib.	Bellamar	ECQD	Lake Niassa	Globex Utilidades	Nova Casa Bahia	Ponto Frio	Ponto Cred	Ponto Frio Adm	Total

Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	-	-	-	-	-	-	-	-	-	-	-	10.00
Sé Supermercados Ltda.	93.10	6.90	-	-	-	-	-	-	-	-	-	-	-	100.00
Sendas Distribuidora	14.86	-	85.14	-	-	-	-	-	-	-	-	-	-	100.00
PAFIDC	9.58	0.75	0.37	-	-	-	-	-	-	-	-	-	-	10.70
P.A. Publicidade Ltda.	99.99	-	-	-	-	-	-	-	-	-	-	-	-	99.99
Barcelona Com. Varej. e Atacadista S.A.	-	-	100.00	-	-	-	-	-	-	-	-	-	-	100.00
CBD Holland	100.00	-	-	-	-	-	-	-	-	-	-	-	-	100.00
CBD Panamá	-	-	-	100.00	-	-	-	-	-	-	-	-	-	100.00
Xantocarpa Empreend.e Partic. Ltda.	-	-	-	-	100.00	-	-	-	-	-	-	-	-	100.00
Vedra Empreend.e Partic. Ltda.	99.00	-	-	-	-	-	-	-	-	-	-	-	-	99.00
Bellamar Empreend.e Partic. Ltda.	0.01	-	99,99	-	-	-	-	-	-	-	-	-	-	0.01
Vancouver Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	-	-	-	-	-	100.00
Dallas Empreend.e Partic. Ltda.	99.99	-	-	-	-	-	-	-	-	-	-	-	-	99.99
Bruxellas Empreend.e Partic. Ltda.	99.99	-	-	-	-	-	-	-	-	-	-	-	-	99.99
Monte Tardelli	99.00	-	-	-	-	-	-	-	-	-	-	-	-	99.00
GPA 1	99.99	-	-	-	-	-	-	-	-	-	-	-	-	99.99
GPA 2	99.99	-	-	-	-	-	-	-	-	-	-	-	-	99.99
GPA 4	99.00	-	-	-	-	-	-	-	-	-	-	-	-	99.00
GPA 5	99.00	-	-	-	-	-	-	-	-	-	-	-	-	99.00
GPA 6	99.99	-	-	-	-	-	-	-	-	-	-	-	-	99.99
ECQD	100.00	-	-	-	-	-	-	-	-	-	-	-	-	100.00
API SPE Imobiliários	100.00	-	-	-	-	-	-	-	-	-	-	-	-	100.00
Lake Niassa Empreend.e Partic. Ltda.	-	-	-	-	-	-	-	-	99.99	-	-	0.01	-	100.00
Globex Utilidades S.A.	52.41	-	-	-	-	-	-	-	-	-	-	-	-	52.41
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	-	99.99	-	-	-	0.01	100.00
Nova Casa Bahia S.A.	-	-	-	-	-	-	-	-	100.00	-	-	-	-	100.00
CBD Contact Center Ltda	-	-	-	-	-	-	-	-	-	100.00	-	-	-	100.00
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	-	99.99	-	-	-	-	99.99
Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda.	-	-	-	-	-	-	-	-	100.00	-	-	-	-	100.00
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	-	99.99	-	-	0.01	-	100.00
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	-	99.95	-	-	-	0.05	100.00
Nova Extra Eletro	0.01	-	-	-	-	-	-	-	99.99	-	-	-	-	100.00
PontoFrio.com Comércio Eletrônico S.A.	39.05	-	-	-	-	-	4.85	-	50.10	-	-	-	-	94.00
E-HUB Consult.Particip. e Com. S.A.	-	-	-	-	-	-	-	-	-	-	100.00	-	-	100.00

Associates and jointly controlled entities
Financeira Itaú CBD-FIC	-	-	-	-	-	35.76	-	14.24	-	-	-	-	-	50.00
Indústria de Móveis Bartira Ltda	-	-	-	-	-	-	-	-	-	25.00	-	-	-	25.00
Banco Investrcred Unibanco	-	-	-	-	-	-	-	50.00	-	-	-	-	-	50.00

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

3.     Basis of consolidation (Continued)

	Investor’s interest (%) – as of December 31, 2009
				CBD	Sendas		Lake	Globex	Total
Companies	CBD	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades	Interest

Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	-	-	-	-	-	-	10.00
Sé Supermercados Ltda.	93.10	6.90	-	-	-	-	-	-	100.00
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-	57.43
PAFIDC	8.87	0.69	0.35	-	-	-	-	-	9.91
P.A. Publicidade Ltda.	99.99	-	-	-	-	-	-	-	99.99
Barcelona Com. Varej. e Atacadista S.A.	-	-	100.00						100.00
CBD Holland	100.00	-	-	-	-	-	-	-	100.00
CBD Panamá	-	-	-	100.00	-	-	-	-	100.00
Xantocarpa Empreend.e Partic. Ltda.	-	-	-	-	99.99	-	-	-	99.99
Vedra Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Bellamar Empreend.e Partic. Ltda.	-	-	100.00	-	-	-	-	-	100.00
Vancouver Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Dallas Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Bruxellas Empreend.e Partic. Ltda.	100.00	-	-	-	-	-	-	-	100.00
Lake Niassa Empreend.e Partic. Ltda.	-	-	-	-	-	-	-	100.00	100.00
Globex Utilidades S.A.	95.46	-	-	-	-	-	-	-	95.46
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	100.00	100.00
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	100.00	100.00
Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda.	.-	-	-	-	-	-	-	100.00	100.00
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	100.00	100.00
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	100.00	100.00
PontoFrio.com Comércio Eletrônico S.A.	-	-	-	-	-	-	-	100.00	100.00

Associates and jointly controlled entities:
FIC	-	-	-	-	-	35.64	14.36	-	50.00
E-HUB Consult.Particip. e Com. S.A.	-	-	-	-	-	-	-	45.00	45.00
Banco Investcred Unibanco	-	-	-	-	-	-	50.00	-	50.00

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

3.     Basis of consolidation (Continued)

(b)  Associates – FIC and BINV

      The Company’s investments in its associates (FIC – Financeira Itaú CBD and BINV – Banco Investcred, both are the entities that finance sales directly to CBD customers, and are a result of an association between Banco Itaú Unibanco with CBD and Globex) are accounted for by the equity method. An associate is an entity in which the Company has significant influence, but  does not  control.

      Prevailing decisions related to the operational and strategic management of FIC and BINV lies with Itaú Unibanco, therefore, the Company does not have control to allow the consolidation of FIC in its consolidated financial statements.

      Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

3.     Basis of consolidation (Continued)

(b)  Associates – FIC and BINV

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

      Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

(i)     Interest in a joint venture - Bartira

      The Company has an interest in a joint venture which is a jointly controlled entity called Industria de Moveis Bartira Ltda (Bartira), whereby the venturers (CBD through Nova Casa Bahia with 25% interest and Klein Family with 75% interest) have a shareholders’ agreement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the venturers. The Company recognizes its interest in the joint venture using the proportionate consolidation method. The Group combines its proportionate share of each of the assets, liabilities, income and expenses of the joint venture with similar items, line by line, in its consolidated financial statements. The financial statements of the joint venture are prepared for the same reporting period as the Company. Adjustments are made where necessary to bring the accounting policies in line with those of the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

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

(i)   Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans receivables, held to maturity investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

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

The Company’s financial assets include cash and cash equivalents, trade and other receivables, related party receivables and restricted advances for legal proceedings.  The Company does not have any available-for-sale investments as of December 31, 2010 and 2009.

Subsequent measurement

They are classified among categories mentioned below, according to the purpose for which they were acquired or issued:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

a)  Financial instruments (Continued)

(i)   Financial assets (Continued)

Subsequent measurement (Continued)

·          Financial assets at fair value through profit or loss: these financial assets are measured at their fair value at each balance sheet date. Interest rates, monetary restatement which is an adjustment of the amount of the provisions for contingencies in accordance with index rates used by each tax jurisdiction, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income when incurred as financial revenues or expenses. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance expense in the income statement.  The Company has not designated any financial assets upon initial recognition as at fair value through profit or loss other than derivatives and cash and cash equivalents.

·          Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortised cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, and impairment losses, where applicable, are recognized in the statement of income when incurred as financial revenues or expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)  Financial instruments (Continued)

(i)   Financial assets (Continued)

Trade receivables

The Company securitizes its accounts receivable with two special purpose entities, the PAFIDC (Pão de Açúcar Fundo de Investimentos Creditórios) and Globex FIDC (Globex Fundo de Investimentos Creditórios). (See also Note 10).

Accounts receivable deriving from business agreements are related to bonus and rebates granted by vendors, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortised cost using the effective interest method (EIR) , less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in  finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

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

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)  Financial instruments (Continued)

(i)   Financial assets (Continued)

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For financial assets carried at amortised cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)  Financial instruments (continued)

(i)   Financial assets (continued)

Impairment of financial assets (continued)

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans and receivables  together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the company.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the income statement.

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

The Company’s financial liabilities include trade and other payables, bank overdraft, loans and financing, debentures and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

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

•    Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortisation process.

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

December 31, 2010 and 2009

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

When the Company has a present ownership interest in the shares subject to the instrument, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as acquired. The Company’s policy is to treat any liability associated with the instrument as an IFRS 3(r) liability with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized in the income statement against finance expense.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 18.

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

·      an equity instrument (shareholders’ equity) shall be reclassified as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability at the reclassification date;

·      a debt instrument shall be reclassified as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by IAS 32. The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and cross-currency swaps. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement.

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

Hedges which meet the strict criteria for hedge accounting are accounted for fair value hedges:

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

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

b) Hedge accounting (Continued)

Fair value hedges (continued)

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the income statement over the remaining term to maturity. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortised fair value is recognized immediately in the income statement.

c)  Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of change in value with an original maturity of three months or less. Bank overdrafts are included within current liabilities on the statements of financial position.

d)  Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, as these costs are necessary to put the inventory in conditions  for transfer to the stores for sale.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to its adequacy.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

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

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

e)   Impairment of non-financial assets (Continued)

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as of December 31) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than its carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.  Recoverable value is the higher of a cash generating unit’s fair value less costs to sell and its value in use.

Intangible assets

The intangible assets with indefinite useful lives are not amortized, but tested annually in relation to impairment losses, individually or at the level of the CGU. The evaluation of indefinite useful life is reviewed annually in order to determine if this evaluation is still justifiable. Otherwise, the change in the indefinite useful life to definite useful life occurs prospectively.

Gains and losses resulting from the disposal of an intangible asset are measured as the difference between the net amount obtained from the sale and the asset's carrying amount and are recognized in the income statement.

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

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

f)   Property and equipment (Continued)

The useful lives are as follows:

Asset Category:	Annual Depreciation rate % - Prior to January 1, 2010	Annual Depreciation rate % - From January 1, 2010

Buildings	3.3	2.5
Improvements	6.7	4.2
Equipment	10.0 to 33.0	10.0 to 50.0
Installations	20.0 to 25.0	4.2 to 10.0
Furniture and fixtures	10,0	8.33 to 33.3
Machinery and equipment	10.0	2.8 to 50.0
Vehicles	20.0	20.0

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

As part of the process of periodically reviewing the useful life of its fixed assets, the Company hired external appraisers to prepare an appraisal report on the useful life of the Company’s fixed assets. The Company applied the new useful lives prospectively from January 1, 2010, since the new lives represent a change of estimate. The application of the new useful life from January 1, 2010, impacted the depreciation expense by reducing in the amount of R$ 90,916 for the year ended December 31, 2010.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

h) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the income statement when incurred.

Intangible assets consist mainly of purchased software, software developed for internal use and commercial rights (right to use), customer list, advantageous lease agreements, advantageous supply agreements of furniture and trademarks.

Intangible assets with finite lives are amortised on a straight-line basis over the estimated economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortisation period and method is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.  The amortisation expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Computer software development costs recognized as assets are amortised over their estimated useful lives. Software is amortised over five years.

Intangible assets with an indefinite useful life are not amortised, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount may not be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from the indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is recognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

i)    Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax assets) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, assets that are held primarily for the purpose of being traded, and cash and cash equivalents are classified as current assets. Liabilities (excluding deferred tax liabilities) that are expected to be settled within twelve months after the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities.

j)    Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

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

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

j)    Leases  (Continued)

Company as a lessee (Continued)

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

m) Pension plan

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

o)  Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (‘equity-settled transactions’).

In situations where equity instruments are issued and some or all of the goods or services received by the Company as consideration cannot be specifically identified, the unidentified goods or services received (or to be received) are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.     Significant accounting policies (Continued)

o)  Share-based payment (continued)

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

o)  Share-based payment (Continued)

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 30).

p)   Customer loyalty programs

These are used by the Company in order provide incentives to its customers on the sale of products or services. If customer buys products or services, the Company grants credits thereto. Customer may redeem the credits free of charge or discounting from the amount of products or services.

The Company estimates the fair value of points granted according to the “Programa Mais” loyalty plan, applying statistical techniques, considering the maturity of plans defined in the terms of the program.

q)   Earnings per share

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

q)   Earnings per share (continued)

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

r)   Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements except as it relates to certain product warranties. The Company operates as an agent related to product warranties and records amounts related to extended product warranties on a net basis in revenues, which relate to the commission received from the insurance companies. The following specific recognition criteria must also be met before revenue is recognized.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

r)   Determination of net income (Continued)

(i)   Revenue

(b)   Interest income

   For all financial instruments measured at amortised cost, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in net finance expense in the income statement.

(ii)  Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and cash considerations received from vendors, changes in inventory and logistics costs.

Cash consideration received from vendors is measured based on contracts signed with suppliers.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising all warehousing, handling and freight costs incurred after goods are first received at one of the Company stores or warehouses. Transport costs (e.g. for goods purchased on a “delivery duty paid” or “DDP” basis) are included in the cost of purchases.

(iii) Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv)  General and administrative expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

r)   Determination of net income (Continued)

(v)  Other operating expenses, net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

(vi) Net finance expenses

Finance expenses include all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest,  losses related to the remeasurement of derivatives  at fair value, losses on disposals of financial assets, finance charges on contingencies and taxes, interest charges on finance leases, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and tax and judicial deposits, gains related to the remeasurement of derivatives at fair value and purchase discounts obtained from vendors.

s)  Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)  and is calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, over taxable income plus 10% over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred tax is provided using the liability basis method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)   Taxation  (Continued)

Deferred income and social contribution taxes (continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, and unused tax credits and losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses;  except where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution taxes assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income and social contribution taxes  assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items relating to items recognized outside of profit or loss are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)   Taxation

Deferred income and social contribution taxes – (Continued)

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

-      Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

t)    Business combinations and goodwill

Business combinations from January 1, 2007

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the  proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and  liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

4.    Significant accounting policies (Continued)

t)    Business combinations and goodwill

Business combinations from 1 January 2007 (continued)

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

Business combinations prior to January 1, 2007

In comparison to the above-mentioned requirements, the following differences apply to business combinations prior to January 1, 2007:

Business combinations are accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs.  The non-controlling interest (formerly know as minority interest) was measured at the proportionate share of the acquiree’s identiable net assets.

5.     Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s financial statements include the following standards and interpretations issued which the Company reasonably expects to be applicable at a future date.  The Company intends to adopt those standards when they become effective.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

5.     Standards issued but not yet effective (Continued)

IFRS 9 Financial Instruments: Classification and Measurement (continued)

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after  January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidate financial statements

IFRS 10 as issued reflects the replacement of SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 11 Joint arrangements

IFRS 11 as issued reflects the replacement of SIC 13 and IAS 31 and applies to Joint controlled entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 12 Disclosure of interests in other entities

IFRS 12 as issue applies to Disclosure of interests in other entities, which is intended to enable users to know the risks, the nature, and the effects in the financial statements of the interest in other entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 13 Fair value mesurements

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. If this cannot be reliably measured, the

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Company.

Improvements to IFRSs (issued in May 2010)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either  July 1, 2010 or  January 1, 2011. The amendments are listed below:

✓  IFRS 3 Business Combinations

✓  IFRS 7 Financial Instruments: Disclosures

✓  IAS 1 Presentation of Financial Statements

✓  IAS 27 Consolidated and Separate Financial Statements

✓  IFRIC 13 Customer Loyalty Programs

The Company does not expect significant effects on its consolidated financial statements due to the application of such amendments.

6.     Significant accounting judgments, estimates and assumptions

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

The key assumptions  and judgments concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

6.     Significant accounting judgments, estimates and assumptions (Continued)

b)   Estimated impairment of goodwill

       The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 4 and IAS 36. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations and market quotes. The calculations of value-in-use require the use of estimates.(see note 14).

c)    Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective jurisdictions in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

Deferred income and social contribution taxes assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

The Company has tax loss carry forwards amounting to a tax benefit of R$ 720,530 (R$ 578,101 in 2009). These losses do not expire and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. The Company recorded a valuation allowance against these deferred tax assets in the amount of R$ 106,196 in 2010 and 2009.

Further details on taxes are disclosed in Note 24.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

6.       Significant accounting judgments, estimates and assumptions (Continued)

d)    Fair value of derivatives and other financial instruments

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

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.  These techniques include the use of recent market transactions between independent parties, benchmarks to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

6.       Significant accounting judgments, estimates and assumptions (Continued)

e)    Share-based payments

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

f)     Review of the useful life of property and equipment items

The Company has reviewed the useful life of its fixed assets as at January 1, 2010. As a consequence, the Company’s statement of financial position reflected non comparative amounts of depreciation.

Changes have been applied prospectively in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

7.     Cash and cash equivalents

The financial instruments at December 31, 2010 and 2009 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Securities on hand and in bank accounts are classified as financial assets at fair value through profit or loss.

	CDI(*)	2010	2009

Current
Banco do Brasil	94.4%	696,331	705,608
Itaú	100.6%	1,727,488	555,657
Bradesco	97.4%	674,633	564,768
ABN AMRO	101.5%	-	161,941
Santander	101.0%	70,087	70,324
Safra	101.3%	53,750	-
Unibanco	104.1%	4,931	15,079
CEF	98.0%	2,668	2,436
Votorantim	101.1%	104,766	11,612
Others	100.1%	65,779	22,859
Total		3,400,433	2,110,284

Cash on hand and in bank accounts		417,561	231,643

Cash and cash equivalents		3,817,994	2,341,927
* Average rate of CDI

8.     Marketable securities

	CDI(*)	2010

Banco do Brasil	101.0%	315,332
Banco Santander	100.5%	190,307
Banco Safra	101.25%	102,363
Total		608,002

The NCB subsidiary is restricted to use the balance of R$ 163,301 invested in Banco do Brasil, referring to Consumer Credit through Dealer (“CDCI”). In addition, R$ 155,912 will be available for use by means of payment of restricted loan during 2011.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

9.     Trade accounts receivable, net

a)   Breakdown

	2010	2009
Current
Resulting from sales through:
Credit card companies	418,519	727,623
Sales vouchers and others	158,166	129,903
Credit sales with post-dated checks	6,294	8,246
Consumer financing - direct credit	1,520,670	10,774
Trade accounts receivable from wholesale customers	13,233	64,942
Private label credit card - interest free installment	15,127	11,491
Allowance for doubtful accounts	(172,901)	(17,237)
Accounts receivable from vendors	421,097	413,794
	2,380,205	1,349,536

Accounts receivable – FIDCs	1,667,029	1,125,837
	4,047,234	2,475,373

Non-current
Accounts receivable - Paes Mendonça	420,570	376,155
Consumer financing - direct credit	101,503	-
Others	105,859	43,036
Allowance for doubtful accounts	(16,302)	-
	611,630	419,191

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.

b)   Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Nova Casa Bahia and pontofrio.com, credit card receivables related to the sale of home appliances are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Nova Casa Bahia and pontofrio.com, the Company sells its credit card receivables to banks or credit card management companies, in order to obtain working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

9.    Trade accounts receivable (Continued)

c)   Consumer financing – direct credit

The outstanding balance of these receivables refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments.

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers to finance the acquisition of its goods at stores. As a result of credit granted to customers, the Company receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, the Company is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the Company acquires the credit by means of assignment. Within this context, as required by IAS 39 – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, and the amounts discounted with Bradesco are recognized in the Company’s balance sheet liability as  “Loans”.

The outstanding balance of these receivables under NCB’s responsibility as of December 31, 2010 was R$ 657,097.

d)  Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from suppliers. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

9.    Trade accounts receivable (Continued)

e)  Accounts receivable – FIDCs

The Company carries out securitization of its credit rights, represented by credit sales with food voucher and credit card company receivables, to PAFIDC and Globex FIDC. The volume of operations was R$ 9,802,251 for the year ended December 31, 2010 (R$ 9,051,236 for 2009 and R$ 8,057,146 for 2008), in which the responsibility for services rendered and subordinated interests were retained by the Company. The securitization costs of such receivables amounted to R$ 113,807 in 2010 (R$ 125,180 in 2009 and R$ 135,111 in 2008), as mentioned in Note 29, are recognized as financial expenses in the statement of income for 2010, 2009 and 2008, respectively.

Services rendered, which are not remunerated, include credit analysis and the assistance from the collection department to the fund’s manager.

The outstanding balances of these receivables at December 31, 2010,were R$ 1,667,029, (R$ 1,125,837 in 2009), respectively, net of allowance.

f)   Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of accounts receivable is linked to the lease agreements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

9.    Trade accounts receivable (Continued)

g)  Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	2010	2009

At beginning of year	(17,237)	(10,520)
Provision for doubtful accounts	(596,885)	(214,165)
Recoveries and provision written off	424,919	207,448
At end of year	(189,203)	(17,237)

Credit sales with post-dated checks	-	-
Corporate sales	(172,901)	(1,269)
Other accounts receivable	(16,302)	(15,968)
	(189,203)	(17,237)

		Neither past due or impaired	Past due but not impaired
	Total		<30 days	30-60 days	61-90 days	>90 days

2010	4,658,864	4,353,328	229,411	16,497	53,090	6,538
2009	2,894,564	2,781,513	76,364	4,873	2,995	28,819

10.   Receivables Securitization funds – FIDCs

a)   Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed for the purpose of acquiring the Company and some subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund would acquire credit rights derived from credit cards sales, meal tickets, installment system or post-dated checks. The fund had its due date extended on May 25, 2010, and has a defined term until December 7, 2012.

The capital structure of the fund, at December 31, 2010, is composed of 10,295 senior shares held by third parties in the amount of R$ 1,096,130, which represent 89.3% of the fund’s equity (90.1% in 2009) and 2,864 subordinated shares, held by the Company and subsidiaries in the amount of R$ 131,374, which represent 10.7% of the fund’s equity (9.9% in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

10.   Receivables Securitization funds – FIDCs

a)   Pão de Açúcar Receivables Securitization fund – PAFIDC

The interest rates of senior shares are shown below:

		2010		2009
Shareholders	Amount	CDI Rate	Balance	CDI Rate	Balance

Senior A	5,826	109.5%	672,861	105%	694,858
Senior B	4,300	109.5%	184,135	105%	166,560
Senior C	169	109.5%	239,134	105%	216,309
	10,295		1,096,130		1,077,727

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

b)   Globex Receivables Securitization fund – Globex FIDC

Globex FIDC is a receivables securitization fund formed for the purpose of acquiring Globex’s trade receivables (mainly credit card), arising from sales of products and services to their customers. The fund was set up on May 25, 2010 and has a indefinite term.

The capital structure of the fund, at December 31, 2010, is composed of 11,666 senior shares held by third parties in the amount of R$ 1,166,600, which represent 87.5% of the fund’s equity and 1,667 subordinated shares, held by the Company and subsidiaries in the amount of R$ 166,700, which represent 12.5% of the fund’s equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

10.   Receivables Securitization funds – FIDCs (Continued)

a)   Globex Receivables Securitization fund – Globex FIDC

The interest rates of senior shares are shown below:

Subordinated shares and senior quotas have the same conditions than the described for PAFIDC.

		2010
Shareholders	Amount	CDI Rate	Balance

Senior - 1st Series	11,666	107.75%	1,184,387

11.   Inventories

	2010	2009

Stores	2,630,265	1,991,114
Warehouses	2,291,445	935,323
Provision for obsolete inventories	(97,942)	(98,974)
	4,823,768	2,827,463

Provisions on inventories are mainly composed of provisions for unrealized bonuses in inventories amounting to R$ 51,344 (R$ 54,186 in 2009), and obsolescence  provisions in Globex amounting to R$ 25,422 (R$ 32,526 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

12.     Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	2010	2009
Current
Taxes on sales	612,956	276,244
Income tax and others	275,946	140,508
Present value adjustment	(547)	(202)
	888,355	416,550
Noncurrent
Taxes on sales	189,097	244,067
ICMS and others	33,320	14,404
Present value adjustment	(8,911)	(3,277)
	213,506	255,194
Total of recoverable taxes	1,101,861	671,744

13.     Property and equipment, net

	2010
	Balance as of 12/31/2009	Additions	Depreciation	Acquisition of subsidiary	Disposals	Transfers	Balance as of 12/31/2010

Lands	980,469	536	-	-	(5,420)	7,420	983,005
Buildings	1,842,073	11,146	(66,433)	-	(18,629)	139,570	1,907,727
Leasehold improvements	1,179,101	44,826	(108,084)	72,090	(21,278)	349,243	1,515,898
Equipments	423,588	248,647	(65,865)	57,420	(20,206)	(36,005)	607,579
Installations	99,738	66,774	24,452	96,460	(7,398)	(35,502)	244,524
Furniture and fixtures	221,043	94,335	(63,048)	131,655	(18,045)	33,633	399,573
Vehicles	21,445	14,278	(7,195)	139,292	(2,508)	(7,483)	157,829
Construction in progress	361,346	779,352	-	17,644	-	(580,385)	577,957
Other	105,553	33,233	(9,405)	-	12,093	95	141,569
	5,234,356	1,293,127	(295,578)	514,561	(81,391)	(129,414)	6,535,661

Finance Leases:
Machinery and equipment	35,273	2,944	(4,410)	41,693	(155)	(1,013)	74,332
Hardware	34,992	-	(1,578)	-	-	-	33,414
Installations	1,232	-	5	-	-	(151)	1,086
Furniture and fixtures	19,655	-	(1,424)	-	-	(367)	17,864
Vehicles	656	392	(1,553)	14,635	(279)	(1,296)	12,555
Buildings	30,437	1	(1,755)	-	-	-	28,683
	122,245	3,337	(10,715)	56,328	(434)	(2,827)	167,934
Total	5,356,601	1,296,464	(306,293)	570,889	(81,825)	(132,241)	6,703,595

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

13.     Property and equipment, net (Continued)

	2009
	Balance as of 12/31/2008	Additions	Depreciation	Acquisition of subsidiary - Globex	Disposals	Transfers	Balance as of 12/31/2009

Lands	857,634	2,790	-	114,202	(70)	5,913	980,469
Buildings	1,877,362	6,422	(78,425)	19,710	2,274	14,730	1,842,073
Leasehold improvements	1,203,779	28,637	(139,194)	47,777	(9,306)	47,408	1,179,101
Equipments	402,208	87,205	(114,596)	30,584	(7,391)	25,578	423,588
Installations	106,300	26,167	(38,570)	27,948	(482)	(21,625)	99,738
Furniture and fixtures	210,787	17,993	(43,255)	25,360	(2,232)	12,390	221,043
Vehicles	14,212	10,608	(4,208)	1,855	(2,305)	1,283	21,445
Construction in progress	68,426	451,432	-	18,722	(6,550)	(170,684)	361,346
Other	2,792	42,369	(1,001)	1,866	(4,096)	63,623	105,553
	4,743,500	673,623	(419,249)	288,024	(30,158)	(21,384)	5,234,356

Finance Leases:
Machinery and equipment	13,326	29,754	(1,828)	-	-	(5,979)	35,273
Hardware	62,239	6,373	(1,215)	-	2	(32,407)	34,992
Installations	5,210	3,256	(1,391)	-	-	(5,843)	1,232
Furniture and fixtures	8,936	1,267	(1,046)	-	-	10,498	19,655
Vehicles	1,776	107	(513)	-	-	(714)	656
Buildings	32,055	130	(1,587)	-	-	(161)	30,437
	123,542	40,887	(7,580)	-	2	(34,606)	122,245
Total	4,867,042	714,510	(426,829)	288,024	(30,156)	(55,990)	5,356,601

No impairment charges were recognized in the years ended December 31, 2009, and a provision for impairment of stores fixed assets of R$ 11 million was recorded in the year ended December 31, 2010.

Transfers in the table above refer to items transferred to intangible assets (software) carried through constructions in progress account upon their acquisition.

Capitalized borrowing costs

       The capitalized borrowing costs are related to the construction or significant refurbishment of approximately 370 stores.

       The amount of borrowing costs capitalized during the years ended December 31, 2010 and 2009 were R$ 13,249 and R$ 12,229, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 100% of CDI, which is the effective interest rate of the Company’s  borrowings.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

14.   Intangible assets

	Goodwill - Cash & Carry	Goodwill - Home Appliance	Goodwill - Retail	Tradenames	Software and others	Commercial right	Costumer relationship	Advantageous leasing agreements	Total

Balances as of December 31, 2008	370,220	-	672,311	38,639	81,953		-	-	1,163,123

Additions	42,827	279,851	6,373	399,593	86,606	196,654	34,268	-	1,046,172
Acquisition of subsidiary	-	-	-	-		-	-		-
Transfers	-	-	-	-	55,692		-	-	55,692
Write-off	-	-	-	-	(1,181)	-	-	-	(1,181)
Amortisation	-	-	-	-	(40,892)	-	(3,141)	-	(44,033)

Balances as of December 31, 2009	413,047	279,851	678,684	438,232	182,178	196,654	31,127	-	2,219,773

Additions	-	-	-	1,615,417	223,438	401,011	-	397,195	2,637,061
Acquisition of subsidiary	-	-	-	-	46,239	5,601	-	-	51,840
Transfers	-	-	(5,313)	-	110,986	-	-	-	105,673
Write-off	-	-	(3,677)	-	15,956	-	-	-	12,279
Amortisation	-	-	-	-	(130,359)	-	(6,282)	(8,220)	(144,861)

Balances as of December 31, 2010	413,047	279,851	669,694	2,053,649	448,438	603,266	24,845	388,975	4,881,765

Impairment testing of goodwill and intangibles

Goodwill and intangible assets were tested for impairment at December 31, 2010 and 2009 by the method described in note 4 – “Significant Accounting Policies”.

The assumptions used are set out below.

As a result of the impairment tests carried out in 2010 and 2009, the Company did not recognize impairment losses.

Impairment testing consists of determining the recoverable values of the cash generating units (CGUs) or groups of CGU to which the goodwill and intangibles is allocated and comparing them with the carrying amounts of the relevant assets.

Goodwill arising on the initial acquisition of companies is allocated to the groups of CGU in accordance with the classifications set out in note 26 (Segment Information).

Value in use is determined by the discounted cash flows method, based on a pre-tax cash flow and using the following rates:

	Growth rate	Discount rate

Cash Flow (2009 and 20010)	Between 3.9% and 4.9%	11.3%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

14.   Intangible assets (Continued)

Impairment testing of goodwill and intangibles (continued)

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

Key assumptions used in the impairment analysis are outlined below:

1.    Revenues – projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2011 and 2015.

2.    Costs and operational expenses – projected based on the Company’s business plan.

3.    Capital investments – capital investments were estimated considering the infrastructure required to support the Company’s business plan.

Key assumptions were estimated considering the Company’s historical performance and based on reasonable macroeconomic assumptions  compatible with external sources of information  and are documented and approved by Company’s management.

Other intangibles

Software was tested for impairment following the same criteria established for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used for goodwill.

Acquisition during the year

In the business combinations occurred in 2009 and 2010 (as described in Note 16), the Company acquired intangible assets with definite and indefinite useful lives, as follows:

·  Indefinite useful life – Tradenames and Commercial rights “Fundo de Comércio”;

Definite useful life – Favorable lease agreement (10 years), Favorable supply agreement (3 years) and Customer relationship (5 to 7 years).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

15. Investments in associates

a)  Breakdown of investments

Investments breakdown	Fic / Miravalles	BINV - Globex	Others	Total

Balances at December 31, 2008	92,410	-	314	92,724

Additions	15,623	79,615	3,100	98,338
Merger	75,592	(75,592)	-	-
Other	(3,787)	1,540	-	(2,247)
Equity pickup	(3,273)	9,447	(762)	5,412

Balances at December 31, 2009	176,565	15,010	2,652	194,227

Additions	12,777	-	4,806	17,583
Write-off	-	(2,689)	-	(2,689)
Equity pickup	35,032	(511)	(22)	34,499
Dividends	(11,080)	-	-	(11,080)

Balances at December 31, 2010	213,294	11,810	7,436	232,540

(i)  FIC/Miravalles

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

On August 28, 2009, the Company and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) amended the FIC partnership agreement, removing Itaú Unibanco’s exclusivity obligation. In return, Itaú-Unibanco paid in total R$ 600 million, which was recognized as a gain in “Other Operating Expenses, net” (Note 28); in addition, the Company and Itaú Unibanco also extended the partnership agreement for additional 5 years, which shall be effective up to August 28, 2029. The new partnership agreement includes all brands and formats of stores operated or owned by the Company, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce.

During 2009, there was a corporate restructuring involving the merger of Miravalles and FIC. After such restructuring, the Company still holds an interest of 50% in FIC.

The operational management of FIC is under the responsibility of Itaú Unibanco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

15.     Investments in associates (Continued)

a)  Breakdown of investments (continued)

The summarized financial information of FIC at December 31, 2010 and 2009 is as follows:

	2010	2009
Operating results:
Revenues	918,415	703,176
Operating income	148,070	7,910
Net income (losses)	95,616	(6,544)

Current assets	3,057,634	2,471,929
Non-current assets	310,509	371,574
Total assets	3,368,143	2,843,503

Current liabilities	2,783,045	2,228,791
Non-current liabilities	36,259	139,331
Shareholders' equity	548,839	475,381
Total liabilities and shareholders' equity	3,368,143	2,843,503

(i)            Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

On January 5, 2007, Sendas notified the Company about its put option exercise based on a transaction with the Casino Group in 2005, which would have constituted a change of control of CBD.  In this case, the option would be paid in cash. On April 29, 2008, the Arbitration Chamber, ultimately expressed an opinion, which is favorable to CBD, that the transaction with the Casino Group in 2005 did not constitute a change of control of CBD as claimed by Sendas.  Accordingly, the claims formalized by Sendas in the arbitration proceeding were denied, specifically the request for the recognition of its right to exercise the put of its shares in Sendas Distribuidora and promptly receive the total amount in cash. Therefore, the option exercised should be paid in the Company’s shares.

Under IAS 32 the Company’s financial statements as of December 31, 2009 reflected the exercise of option with Sendas S.A., estimated at R$ 128,096, by means of recognition of an equity instrument, determined by the number of preferred shares of CBD (3,566,000 shares) which would be delivered to Sendas S.A, using CBD’s preferred share price on the exercise date of swap option, i.e., January 5, 2007.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

15.   Investments in associates (Continued)

a)  Breakdown of investments (Continued)

(ii)        Sendas  (continued)

Within this context, the Company fully consolidated Sendas Distribuidora in the financial statements of December 31, 2009 and 2010, derecognizing the corresponding non-controlling interest.

Sendas S.A. and the subsidiary Barcelona entered into a Stock Purchase Agreement and Other Covenants, to transfer the Sendas Distribuidora’s shares held by Sendas S.A. to Barcelona. This non-controlling interest acquisition was approved by the Board of Directors of CBD, and approved by the Company's shareholders' general meeting.

Once this condition is met, Sendas S.A. will transfer to Barcelona its entire interest in Sendas Distribuidora, currently corresponding to 42.57% of the capital stock for R$ 377,000 to be paid as follows: R$ 59,000 upon the transfer of shares and the remaining amount of R$ 318,000 in 6 annual and consecutive installments of R$ 53,000, the first installment is due in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as from July to December 2010. The present value of the obligation assumed at December 31, 2010 is R$ 324,350.

According to IAS 32, an equity instrument shall be reclassified as financial liability as of the date this instrument no longer shows all its characteristics and conditions. The financial liability shall be measured at fair value of instrument on the reclassification date, recognizing in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date.

Therefore, the equity instrument of R$ 128,096, previously recognized in the Company’s shareholders’ equity was reclassified into financial liability as at December 31, 2010, since the negotiation was already in progress on that date. In addition, the financial liability assumed was added against the Company’s shareholders’ equity by the amount of R$ 229,860, resulting from the difference between the present value of financial liability of R$ 324,350, other consideration transferred of R$33,606 and the equity instrument of R$ 128,096. The recognition in shareholders’ equity is supported by IAS 32.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

15.   Investments in associates (Continued)

b)    Accounts payable for acquisition of noncontrolling interest

	2010	2009

Acquisition of noncontrolling interest - Assai	188,194	154,401
Acquisition of noncontrolling interest - Sendas Distribuidora (ii)	324,350	-

	512,544	154,401

Current liabilities	297,484	-
Noncurrent liabilities	215,060	154,401

	512,544	154,401

i)              Payables for acquisition of noncontrolling interest of Assai, a subsidiary that develops the business of "Cash & Carry" for the Group. The accounts payable will be settled during the year 2011.

ii)             Payables for acquisition of noncontrolling interest of Sendas Distribuidora, which will be paid in six annual installments, the last being due in December 2017.

16.   Business combinations and acquisition of Non-controlling interest

a)    Association with Nova Casa Bahia

Context of the partnership

On December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Shareholders’ Agreement (“Shareholders’ Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

On February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions  be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in advertising and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

warehouses and the Bartira’s furniture plant; (iv) maintenance of respective debt policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment.  Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

On July 1, 2010, NCB’s shareholders entered into an addendum to the Shareholders’ Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this transaction, at October 1, 2010, the net operating assets of CB were transferred to new company named New Casas Bahia (^NCB^) through a partial spin-off.  This transfer included an equity interest of 25% in Bartira (remainder 75% still owned by CB).

Thus, as of October 1, 2010, NCB now operates under the "Casas Bahia” brand, which operates in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

On November 9, 2010, as a preparatory phase of the process to merge NCB’s shares into Globex, the Company centralized the retail trade of durable goods and the electronic commerce of durable goods in Globex.

Thus, the Company made a capital increase into its subsidiary Globex, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$ 89,826; (ii) financial investments of R$ 290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$ 375,550 for a total of R$ 755,519.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

As a final phase of the process to merge the retail trade of durable goods, at November 9, 2010, all NCB’s shares were merged into the capital of Globex at the carrying amount, thus, as of that date, NCB became a wholly-owned subsidiary and CBD’s control was maintained. As a result of the share merger, GPA diluted its direct interest in Globex, now holding 52.44% of its capital stock, but maintaining the control of operating and financial decisions pertaining to Globex and its subsidiaries.

Determination of the consideration transferred due to the acquisition of NCB

GPA transferred approximately 47% of its entire investment in Globex to CB, which is determined as total consideration transferred for the acquisition of NCB ("total consideration transferred").

Since Globex is a publicly held company, with its shares quoted and traded on the stock exchange (Bovespa) by independent purchasers and sellers and experts in electric/electronic products segment, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

12.31.2010

Number of common shares held by CBD, corresponding to a 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00

Fair value (Bovespa) of investment in Globex – 98.77%	2,533,920

47% of market value of investment in Globex assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as a reduction of consideration transferred:

Call option of Bartira, net of income and social contribution taxes and non-controlling interest (ii)	(143,992)

Fair value of total consideration transferred	1,055,159

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(i)    According to the Shareholders’ Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$ 12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay to the Klein family, as a disproportional sharing was considered according to IFRS 3R, as part of the total consideration transferred for acquisition of control of NCB;

 (ii)  Fair value of Bartira’s call option amounting R$416,004: the parties granted through the Shareholders’ Agreement, call and put options for the interests held by GPA and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Shareholders’ Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$ 1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75%  interest in the capital stock of Bartira, currently held by CB, for a total of R$ 175,000, adjusted by IPCA (Extended Consumer Index Price);

•    Should NCB  not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$ 58,500, adjusted by IPCA;

The provisional fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

	IFRS – opening balance	(i) Fair value of investment held in Bartira	(ii) “Casas Bahia” trademark	(iii) Commercial rights	(iv) Supply agreements	(v) Advantageous stores lease agreements	Balance after provisional allocation purchase price

Assets
Cash and cash equivalents	64,957	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	586,536
Trade receivables	2,434,960	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	1,360,420
Recoverable taxes	269,352	-	-	-	-	-	269,352
Deferred income tax	142,342	(46,770)	(549,242)	(136,344)	(47,971)	(87,075)	(725,060)
Prepaid expenses	58,498	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	268,059
Investments in associated companies	-	137,560	-	-	-	-	137,560
Property and equipment	570,889	-	-	-	-	-	570,889
Intangible assets	57,217	-	1,615,417	401,011	141,092	256,103	2,470,840
	5,813,230	90,790	1,066,175	264,667	93,121	169,028	7,497,011
Liabilities
Trade receivables	(1,063,178)	-	-	-	-	-	(1,063,178)
Loans and borrowings	(1,438,859)	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	(4,620,200)
Net assets	1,193,030	90,790	1,066,175	264,667	93,121	169,028	2,876,811

(i)    Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock.  It was measured by EBITDA multiples, obtained from comparable market players.

(II)     “Casas Bahia” trademark: Casas Bahia is a traditional, well recognized brand in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(III)   Commercial rights “Fundos de Comércio”: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market;

(IV)  Advantageous supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira. This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market;

(V)   Advantageous stores lease agreement signed with CB: this refers to CB’s properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market;

No contingent liabilities or assets were identified and recognized on the acquisition date.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,876,811
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,368,083

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (continued)

Gains from a bargain purchase

As a result of: (i) measurement of the total consideration transferred due to acquisition of control of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company recorded a gain from a bargain price acquisition, in the amount of R$ 453,569, recognized in the statement of income for the year ended as of December 31, 2010, under other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(1,055,159)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,368,083)

Fair value of acquired net assets	2,876,811

Gain from a bargain purchase resulting from takeover of NCB	453,569

The  gain  is justified for CB mainly due to extremely positive future developments deriving from this partnership with GPA. This partnership will allow to NCB better accesses to financing and synergies in all areas, such as: trade, logistics, administrative and financial areas, among others.

In addition, the partnership with CB will position Globex into a new business level, thus, allowing higher nationwide coverage, scale gains and other benefits which is expected to result in a more attractive future profitability, and accordingly, the appreciation of shares held by CB. With 47.56% interest in Globex, CB will continue actively participating in this operation, whether in the direct management or through the Board of Directors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (continued)

The acquisition of NCB was recorded according to the method of acquisition, in accordance with IFRS 3R. The fair value of the net assets acquired is provisional

Pursuant to IFRS 3R, the Company will complete the collection of data and the valuation of the fair value of net assets acquired and consideration transferred during 2011 within 12 months as of the business combination date.

Since the date acquisition of control, thus considering the date when shares were contributed, NCB contributed with R$ 2,447,676 to sales revenue, net of returns and cancellations, and losses of R$ (43,909) to the Company's income before taxes. If business combination had occurred in the beginning of the 2010 fiscal year, NCB would have contributed with R$ 15,162,481 to sales revenue, net of returns and cancellations, and a loss of R$ (163,482) for income before taxes.

As a result of the transferring 47.56% of its interest in Globex to the shareholders of CB, the Company recognized a net gain of R$214, 398 which was recognized directly in equity.

The non-controlling interest in the amount of R$2,483,363 represents mainly the portion of the shareholders’ equity of Globex and NCB owned by Klein Family.

The transaction costs, amounting to R$ 100,100, were treated as expenses and included under other operating expenses.

b)    Acquisition of Globex

Context of the acquisition

On June 7, 2009, the Company entered into a Share Purchase Agreement for the acquisition of 86,962,965 common shares, representing 70.2421% of the total and voting capital stock of Globex at the price of R$ 9.4813 per share, aiming at expanding its durable goods retail trade and durable goods electronic commerce segments. Globex is an important Brazilian retailer focused on electric and electronic devices and furniture, known in the market as “Ponto Frio”. With this acquisition, CBD assumed Brazil's retail leadership with approximately R$ 26 billion annual sales, more than 1,000 stores and nearly 79,000 employees.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Acquisition of Globex (continued)

Context of the acquisition (continued)

Total consideration transferred, based on the agreement, was R$ 824,521, R$ 373,436 in cash and R$ 451,085 in installments. According to the agreement, the installment amount was subject to conversion into Company’s class B preferred shares, with 10% premium upon conversion. Such conversion was accepted by Globex’s former controlling shareholders and approved on Company’s Board of Directors at July 7, 2009.

The Class B preferred shares were issued at the fair value in exchange date. Additionally, these shares are characterized by: (i) no voting rights; (ii) fixed dividends of R$ 0.01; and (iii) they are not negotiable in the stock market.

Pursuant to Brazilian Corporate Law, Mandala (a former subsidiary of the Company) held a public offering to acquire Globex shares owned by non-controlling shareholders for R$ 7.59 per share, corresponding to 80% of the price paid to former controlling shareholders and under same conditions granted thereto, corresponding to R$ 3.44 per share paid in cash and R$ 4.15 per share in installments.

Both former controlling and non-controlling shareholders’, upon conversion of Class B preferred shares, received an equivalent number of Class A preferred shares, according to the following schedule:

a. 32% were converted on the date the operation was approved at the Company’s Special Shareholders’ Meeting held at July 6, 2009;

b. 28% were converted at January 7,2010;

c. 20% were converted at July 7, 2010; and

d. 20% were converted at January 7, 2011.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Acquisition of Globex (continued)

Context of the acquisition (continued)

The Company also guaranteed the minimum price of R$ 40.00 per share for class A preferred shares upon conversion, adjusted by CDI of July 7, 2009 until the conversion date. Therefore, if the amount of class A shares (calculated according to the weighted average of prices per volume obtained in fifteen (15) trading sessions of BOVESPA immediately before each conversion) were less than R$ 40.00 plus the adjustment according to CDI, the Company would pay the difference in cash.

In the first conversion made at July 6, 2009, the Company paid an additional amount of R$ 5,669 to Globex’s former controlling shareholders. This amount was recorded as reduction in the value of shares issued on the acquisition date (a reduction in “Other reserves” account, under shareholders’ equity). In the second, third and fourth conversions made at January 7, 2010, July 7, 2010 and January 7, 2011, no additional amount was paid.

The Company finalized a public offering at February 9, 2010, for the remaining non-controlling shareholders of Globex, acquiring an additional 4,102,220 common shares representing approximately 3.3% of its capital stock. After acquisitions through the public offering, the Company held 98.77% of Globex’ capital stock.  The  consideration transferred for the acquisition of Non-controlling interest  amounted to  R$ 28,428 in cash and 137,014 Class B Preferred Shares for the additional interest of 3.3%. Said interest subsequently changed with the transaction involving NCB, as per item (a) above.

Considering that all the conversions have already occurred, the Class B Preferred Shares delivered as payment for the second public offering, were converted into Class A Preferred Shares.

Globex was acquired through the Company’s subsidiary, Mandala, and the operation was duly approved at the Special Shareholders’ Meeting held at July 6, 2009.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Acquisition of Globex (continued)

Determination of consideration transferred due to acquisition of Globex

Total consideration transferred due to acquisition of Globex is defined by the amount paid to former controlling and non-controlling shareholders through the public tender offer (OPA), held in 2009 and 2010, as follows:

12.31.2010

Installment paid in cash	932,063
Amount paid in shares	200,290
Transaction costs	23,479
Value of total consideration transferred	1,155,832

Fair values of identifiable assets and liabilities acquired

The fair values of identifiable assets and liabilities acquired from Globex on the business combination date are the following:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Acquisition of Globex (continued)

Fair values of identifiable assets and liabilities acquired (continued)

		Final Purchase Price Allocation
	Provisional Purchase Price Allocation	(i) Restricted deposits	(ii) Provision for contigencies	(iii) Trademark	(iv) Commercial rights	(v) Costumer relationship	(vi) Fair value of fixed assets	(vii) Deferred income tax on goodwill base difference	Final purchase price allocation
Assets
Cash and cash equivalents	82,765	-	-	-	-	-	-	-	82,765
Trade receivable,net	689,534	-	-	-	-	-	-	-	689,534
Inventories	407,220	-	-	-	-	-	-	-	407,220
Recoverable taxes	183,117	-	-	-	-	-	-	-	183,117
Deferred tax assets	292,589	15,371	70,702	(135,862)	(66,862)	(11,651)	(33,694)	121,542	252,135
Restricted deposits for legal proceedings	57,033	(45,209)	-	-	-	-	-	-	11,824
Other	125,086	-	-	-	-	-	-	-	125,086
Investments in associates	14,987	-	-	-	-	-	-	-	14,987
Property and equipment, net	193,359	-	-	-	-	-	99,099	-	292,458
Intangible assets	41,313	-	-	399,593	196,654	34,268	-	-	671,828

	2,087,003	(29,838)	70,702	263,731	129,792	22,617	65,405	121,542	2,730,954
Liabilities
Trade payable	542,135	-	-	-	-	-	-	-	542,135
Loans and financing	405,179	-	-	-	-	-	-	-	405,179
Taxes and social contributions payable	141,357	-	-	-	-	-	-	-	141,357
Dividends payable	1,672	-	-	-	-	-	-	-	1,672
Provision for contingencies	220,163	-	182,817	-	-	-	-	-	402,980
Other	300,641	-	25,128	-	-	-	-	-	325,769
Noncontrolling interest	21,604	(1,355)	(6,231)	11,973	5,893	1,027	2,969	-	35,880

	1,632,751	(1,355)	201,714	11,973	5,893	1,027	2,969	-	1,854,972

Total identifiable net assets	454,252	(28,483)	(131,012)	251,758	123,899	21,590	62,436	121,542	875,982

The Company had used provisional amounts of net assets acquired in 2009.  In 2010 a final valuation was performed and it resulted in the following adjustments to net assets, which retrospectively recorded in the year ended December 31, 2009:

(i)         Restricted advances: these refer to adjustment to recoverable value of restricted deposits existing on the business combination date;

(ii)      Provision for contingencies: non-recorded provisions on the acquisition date (contingent liabilities), as they do not meet the IAS 37 requirements, recorded in business combination according to IFRS 3 requirement (see Note 19);

(iii)       “Ponto Frio and Pontofrio.com” trademark: Ponto Frio and Pontofrio.com are traditional and well-known trademark in Brazil’s retail trade. Considering this brand strength and recognition, a market participant should not discontinue it. Its measurement was based on the royalties relief methodology, which represents how much would be the remuneration practiced by the market for the utilization of brand, if it were not acquired;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Acquisition of Globex (continued)

Calculation of goodwill generated in the acquisition of Globex

(iv)      Commercial Rights “Fundo de Comércio”: the points-of-sale are one of Globex’s strengths for any market participant, most of them are located in very busy shopping centers. Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred.  These are measured according to information on comparable transactions in the market;

(v)       Customer relationship: this is related to the customer base held by Banco Investcred, mainly through Private Label cards, corporate clients and e-commerce channel and is Brazil’s 7th largest e-commerce web site.

(vi)      Fair value of property and equipment: the Company evaluated the fair value of property and equipment acquired, identifying an adjustment of R$ 99,099, fully recognized in the opening balance sheet.

(vii)     Deferred income tax and social contribution over differences between the taxable basis of tax and accounting goodwill, under IAS 12;

As a result of: (i) measurement of total consideration transferred due to the acquisition of Globex and (ii) measurement of identifiable assets and liabilities, the Company verified as at December 31,2010, a goodwill amounting to R$ 279,850 (R$ 702,710 provisionally calculated in 2009), recognized in “Intangible Assets” as shown below:

12.31.2010

Total consideration transferred due to takeover of Globex	1,155,832
Fair value of acquired net assets	(875,982)
Goodwill from takeover of Globex	279,850

The goodwill is based on synergies and future profitability which will be obtained by the consolidation of durable goods and electronic commerce of the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

16. Business combinations and acquisition of Non-controlling interest (Continued)

c)  E-Hub Acquisition

On November 8, 2010, Globex and PF.com subsidiary signed an agreement to acquire the remaining interest of 55% in E-Hub (service company in the electronic commerce segment). E-Hub was a joint venture recorded as investment in an affiliated companies. The former owners of E-Hub transferred 55% of their interest in this company plus R$ 20,000 not payable, due on January 8, 2013, in exchange of 6% interest in PF.com subsidiary.

The parties signed a seven year shareholders’ agreement with a right of first refusal in case of sale of the shares of PF.Com, always at market values.

This transaction resulted in a deferred bargain gain of which R$ 20,147, pending final determination of values.

17.   Loans and financing

(i)  Breakdown of debt

	Note	2010	2009

Debentures
Debentures	17d	523.574	22.843
Swap contracts	17a	598	654
Financing fees		(3.497)	(4.111)
		520.675	19.386
Local currency
BNDES	17b	80.905	143.744
Working capital	17a	1.604.525	27.593
Financial lease	21	71.277	38.711
Swap contracts		(439)	-
Financing fees		(6.770)	(422)
Antecipation of receivables		249.997	157.904
		1.999.495	367.530

In foreign currency
BNDES	17b	-	654
Working capital	17a	414.140	170.904
Swap contracts	17a	43.856	129.635
Financing fees		(662)	(497)
		457.334	300.696
Total current		2.977.504	687.612

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.     Loans and financing (Continued)

(i)    Breakdown of debt (continued)

	Note	2010	2009
Debentures
Debentures	17d	1,075,538	1,492,893
Financing fees		(8,066)	(11,537)
		1,067,472	1,481,356

In local currency
BNDES	17b	381,519	29,117
Working capital	17a	1,073,135	409,063
FIDCs	10	2,280,517	1,077,727
Financial leases	20	113,277	84,192
Swap agreements	17a	8,134	1,100
Financing fees		(12,535)	(106)
		3,844,047	1,601,093

In foreign currency
Working capital	17a	617,826	477,008
Swap contracts	17a	63,059	23,449
Financing fees		(468)	(307)
		680,417	500,150
Total non-current		5,591,936	3,582,599

(i)    Noncurrent maturity

R$
2011	1,735,547
2012	2,677,642
2013	700,630
2014	137,391
Over 60 months	361,532
Sub-total	5,612,742
Funding cost	(20,806)
Total	5,591,936

a) Working capital financing

Obtained from local banks, with a portion used to fund the Company’s working capital. The loans have no collateral.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.     Loans and financing (Continued)

(ii)  Noncurrent maturity (Continued)

a) Working capital financing (Continued)

		Rate	2010	2009
Debt
Local currency
Itaú Unibanco	CDI	100.0%	-	4
Santander	CDI	100.0%	190,317	-
Banco do Brasil	Fixed	12.0%	1,310,708	404,332
Safra	CDI	100.0%	540,362	-
Bradesco	CDI	100.0%	620,407	-
HSBC	CDI	100.0%	4,811	-
Itaú Unibanco	Fixed	1.5%	15	1,702
IBM	Fixed	0.8%	-	25,517
Alfa	Fixed	1.5%	11,040	5,101
			2,677,660	436,656
Foreign currency
ABN AMRO	YEN	4.9%	252,556	375,920
Santander	USD	5.9%	337,693	271,992
Itaú BBA	USD		296,147	-
Brasil	YEN		145,570	-
			1,031,966	647,912
Swap agreements
ABN AMRO	CDI	104.2%	4,188	102,902
Santander	CDI	101.6%	56,558	49,269
Itaú BBA	CDI	100.0%	35,055	-
Votorantim	CDI	100.0%	-	197
Pactual	CDI	100.0%	-	718
Brasil	CDI	103.6%	18,809	1,098
			114,610	154,184

Total			3,824,236	1,238,752

The Company uses swap transactions to exchange U.S. dollar-denominated and yen-denominated obligations and fixed interest rates to the Brazilian real pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swap transactions. The CDI annual benchmark rate at December 31, 2010 was 9.87% (9.88% in 2009).

The Company signed promissory notes and letters of guarantee in the amount of R$ 37,346 given as collateral for loans and borrowings with Banco IBM and Brazilian Development Bank (BNDES).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.     Loans and financing (Continued)

(ii)  Noncurrent maturity (Continued)

a) Working capital financing (Continued)

There are also debt related to sales to customers of NCB, with sales made in monthly installments, including financial charges at the average annual rate of 12.31% over which, NCB transfers the receivables to Bradesco, but retains the credit risk.

b) BNDES credit line

The line of credit agreements denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

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

On December 31, 2010, the Company was in compliance  with the covenants above.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.   Loans and financing (Continued)

(ii)  Noncurrent maturity (Continued)

b) BNDES credit line (Continued)

Annual financial charges	Grace period in months	Number of monthly installments	Maturity	2010	2009
Currency basket + 4.125%	14	60	jan/10	-	654
TJLP + 3.2%	6	60	nov/12	63.339	96.385
TJLP + 2.7%	6	60	nov/12	9.150	13.924
TJLP + 4.5%	4	24	Feb/10	-	7.336
TJLP + 4.5%	5	24	jan/11	149	4.018
TJLP + 2.3%	3	11	nov/11	8.888	-
TJLP + 2.3%	3	11	nov/11	1.108	-
TJLP + 2.3%	5	48	May/12	4.459	2.538
TJLP + 2.3%	11	48	jun/1313	43.591	13.035
TJLP + 2.8%	7	48	nov/11	4.183	25.910
TJLP + 4.5%	6	48	May/12	2.725	9.715
TJLP + 4.5%	3	48	dec/14	170	-
TJLP + 4.5%	18	60	dec/16	40.000	-
TJLP + 4.5%	18	60	dec/16	41.000	-
TJLP + 4.5%	18	60	dec/16	98.661	-
TJLP + 4.5%	12	60	dec/16	45.000	-
TJLP + 4.5%	12	60	dec/16	100.000	-
				462.424	173.515

c) Redeemable PAFIDC shares

As per IAS 32, the Company records the amounts related to the senior shares as “Loans and financing”.

d)   Debentures

(i)  Breakdown of outstanding debentures – 6th issue

	Type	Outstanding securities	Annual financial charges	Unit price	2010	2009

6ª Issue 1st series	No preference	54	CDI + 0.5%	10.458	559,195	555,821
6ª Issue 2nd series	No preference	23.965	CDI + 0.5%	10.458	248,169	246,672
7ª Issue 1st series	No preference	200	119% of CDI	1.056.320	234,979	211,264
8ª Issue 1st series	No preference	500	109.5% of CDI	1.003.959	555,772	501,979
6ª Issue 1st and 2nd series	Interest swap	-	104.96% of CDI	-	598	654
Funding cost					(10,566)	(15,648)

Current and Non-current					1,588,147	1,500,742

Noncurrent liabilities					1,067,472	1,481,356
Current liabilities					520,675	19,386

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.   Loans and financing (Continued)

(ii)  Noncurrent maturity (Continued)

d)   Debentures (Continued)

(ii)  Breakdown of outstanding debentures

	Number of debentures	Value

At December 31, 2008	77,965	814,729

Interest paid	-	(92,988)
Interest accrued	-	79,001
7ª Issue	200,000	200,000
8ª Issue	500,000	500,000
At December 31, 2009	777,965	1,500,742

Interest paid	-	(73,319)
Interest accrued	-	160,724
At December 31, 2010	777,965	1,588,147

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

December 31, 2010 and 2009

(In thousands of reais)

17.   Loans and financing (Continued)

(ii)  Noncurrent maturity (Continued)

d)   Debentures  (Continued)

(iii)  Additional information (Continued)

   Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due semi-annually, as of the issue date, always on March and September 1 every year;

           Amortisation: to be amortised in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortisation payment date, 25,988 debentures will be paid.

           Guarantee: not guaranteed

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

           Financial Ratios: calculated based on the Company’s financial statements in Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio , lower or equal to 3.25. At December 31, 2010 and 2009 the Company was in compliance with such covenants.

Utilization of funds: the funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.   Loans and financing (Continued)

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

Amortisation: amortisation in a lump sum on the maturity date

Early Redemption: not applicable

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s financial statements in Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010 and 2009 the Company was in full compliance with such covenants.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

17.   Loans and financing (Continued)

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

December 31, 2010 and 2009

(In thousands of reais)

17.   Loans and financing (Continued)

(ii)  Noncurrent maturity (Continued)

d)   Debentures  (Continued)

(iii)          Additional information (Continued)

Amortisation: the unit face value of the debentures will be amortised on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$ 1,000,000) will be paid.

Early Redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s financial statements under Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010 and 2009 the Company was in full compliance with such covenants.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments

The Company uses financial instruments in order to sustain its growth strategy. The derivative transactions have the exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks and to maintain a balanced capital structure.

Financial instruments have been reported pursuant to IAS 32 and IAS 39. The main financial instruments and their amounts by category are as follows:

	Book Value		Fair Value
	2010	2009	2010	2009
Cash and cash equivalents	3,817,994	2,341,927	3,817,994	2,341,927
Marketable securities	608,002	-	608,002	-
Receivables and FIDC	4,658,864	2,894,564	4,658,864	2,894,564
Related parties receivables	176,241	118,650	176,241	118,650
Related parties payables	(274,291)	(31,734)	(274,291)	(31,734)
Financial Instruments	416,004	-	416,004	-
Trade payable	(5,306,349)	(4,004,395)	(5,306,349)	(4,004,395)
Loans and financings (*)	(6,981,293)	(2,769,469)	(6,981,293)	(2,769,469)
Debentures	(1,588,147)	(1,500,742)	(1,580,328)	(1,481,880)
Net exposure	(4,472,975)	(2,951,199)	(4,465,156)	(2,932,337)

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

·  Trade accounts receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales (0.59% of sales in the 4th quarter).

·  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of doing  business with major financial institutions with good financial standing. Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated shares held by the Company (Note 10).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.    Financial instruments (Continued)

a)   Considerations on risk factors that may affect the business of the Company (Continued)

(ii)     Interest rate risk

The Company is subject to increased interest rate risk, due to the CDI related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

(iii)    Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase the liability balances of foreign currency-denominated loans. Therefore, the Company enters into swap agreements to hedge against exchange variation deriving from foreign currency-denominated loans.

(iv)    Derivative financial instruments

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through profit or loss, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$ 1,463,399 and R$ 1,393,109 at December 31, 2010 and 2009. These instruments are contracted with the same financing terms and the with same financial institution, within the limits approved by Management and (ii) the remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policy, swaps with caps are not allowed, as well as return clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than for hedging debt.

The Company designates certain of its swap agreements as fair value hedges. These agreements cover a portion of foreign currency debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$ 1,296,750 and R$ 390,000, at December 31, 2010 and 2009. These instruments are contracted with the same terms of the financing agreement, preferably with same financial institution and within the limits approved by Management.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company (Continued)

(iv)  Derivative financial instruments (Continued)

		Notional amount		Fair value
		2010	2009	2010	2009
Fair value hedge
Purpose of hedge (debt)		1,296,750	390,000	1,321,654	391,722

Long position
Pre-fixed rate	12.01% p.a.	1,296,750	390,000	1,321,654	391,722

Short position
	% CDI 103.17% p.a.	(1,296,750)	(390,000)	(1,364,407)	(392,822)
Net position		-	-	(42,753)	(1,100)

		Notional amount		Fair value
		2010	2009	2010	2009
Swap agreements measured by fair value through income

Asset position
USD + Fixed	5.92% p.a.	575,518	502,522	617,499	545,442
YEN + Fixed	1.69% p.a.	108,231	108,231	127,371	118,271
CDI + Fixed	100% CDI + 0.05% p.a.	779,650	779,650	811,600	810,098
USD + Fixed	100% CDI - 4.61% p.a.	-	2,706	-	529
		1,463,399	1,393,109	1,556,470	1,474,340
Liability position
% CDI		(1,463,399)	(1,393,109)	(1,628,925)	(1,628,078)
Swap net position		-	-	(72,455)	(153,738)

Total swap net position		-	-	(115,208)	(154,838)

As of December 31, 2010 and 2009, respectively, the fair value of R$ 115,208 and R$ 154,838 payable is recorded in “loans and financing”.

The effects of fair value hedges in the net finance expense line of the income statement were R$ (42,753) for the year ended December 31, 2010 (R$ (1,100) as of December 31, 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments (Continued)

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

b)   Analysis of sensitivity of derivative financial instruments

Below is a sensitivity analysis chart, for each type of market risk deemed as relevant by Management.

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

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments (Continued)

b)   Analysis of sensitivity of derivative financial instruments (Continued)

The Company disclosed the net exposure of the derivatives and corresponding financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)    Fair value hedge (at maturity dates)

		Market Projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Increase of Rate	(972,228)	(1,043,186)	(1,109,476)
Swap (asset position in pre-fixed rate)	Increase of Rate	966,104	1,035,156	1,099,378
	net effect	(6,124)	(8,030)	(10,098)

Swap (liability position in CDI)	Decrease of CDI	(962,458)	(1,024,960)	(1,079,571)

Total net effect		-	(64,408)	(121,087)

(ii)   Derivatives accounted for at fair value through income

		Market Projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	increase of USD	(1,262,700)	(1,578,374)	(1,894,049)
Swap (asset position in USD)	increase of USD	1,269,696	1,587,121	1,904,546
	net effect	6,996	8,747	10,497

Debt – YEN	increase of YEN	(140,313)	(175,391)	(210,469)
Swap (asset position in YEN)	increase of YEN	140,313	175,391	210,469
	net effect	-	-	-

Swap (liability position in CDI)	decrease of CDI	(1,267,652)	(1,326,720)	(1,387,808)

Total net effect		-	(57,317)	(116,655)

		Market Projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	decrease of USD	989,318	1,032,415	1,074,978
Swap (long position in CDI)	increase of CDI	(989,298)	(1,034,550)	(1,079,264)
	net effect	20	(2,135)	(4,286)

Total net effect		-	(2,155)	(4,306)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments (Continued)

b)   Analysis of sensitivity of derivative financial instruments (Continued)

(iii)  Other financial instruments

		Balance as of	Market Projection
Transactions	Risk	Dec.31, 2010	Scenario I	Scenario II	Scenario III

Loans and Financing:
Debentures:
6th Issue	100.05% CDI	807,364	909,580	1,033,307	1,200,943
7th Issue	119.00% CDI	235,977	314,791	423,440	582,728
8th Issue	109.50% CDI	555,772	682,206	844,408	1,069,285
Total Debentures		1,599,113	1,906,577	2,301,155	2,852,956

PAFIDC (Senior quotas)	105.00% CDI	1,096,130	1,290,200	1,531,330	1,859,452
Total loans and Financing exposure		2,695,243	3,196,777	3,832,485	4,712,408

Marketable securities (*)	100.60% of CDI	4,094,969	4,618,003	5,251,396	6,109,415

Total net exposure (and deterioration compared to scenario I)		1,399,726	21,500	19,185	(2,719)

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

The total net effect in net income of scenarios mentioned above are primarily due to the Company’s exposure to CDI.

The Company has in its subsidiary Globex, at December 31, 2010, an amount of R$ 16,618 (US$ 9,548 thousand) related to cash balances in banks and R$ 1,456 (US$ 837 thousand) related to U.S. dollar-denominated foreign investments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments (Continued)

c) Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
	2010	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable Inputs (Level 2)	Other observable Inputs (level 3)

Cross-currency interest rate swaps	(106,916)	-	(106,916)	-
Interest rate swaps	(8,292)	-	(8,292)	-
Swaps	(115,208)	-	(115,208)	-

Cash and cash equivalents	3,817,994	3,817,994	-	-
Marketable securities	608,002	608,002	-	-
Financial instruments	416,004	-	-	416,004

Level 3 are related to techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of other financial instruments described in Note 18 (a) (v) approximate carrying value based on existing payment terms.

During the reporting period ending 31 December 2010, there were no transfers between Level 2 and Level 3 fair value measurements.

As of December 31, 2010, the derivatives position was presented as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

18.   Financial instruments (Continued)

c)   Fair value measurements (Continued)

					Amount payable or receivalbe		Fair value
Description	Counterparties	Notional	Contracting Date	Maturity	2010	2009	2010	2009

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	19,005	8,734	17,037	8,131

	SANTANDER	US$ 40,000	11/21/2007	4/29/2011	(19,263)	(11,031)	(17,841)	(6,614)
		US$ 40,000	11/21/2007	5/31/2011	(19,259)	(11,028)	(17,611)	(6,351)
		US$ 40,000	11/21/2007	6/30/2011	(19,238)	(11,011)	(17,362)	(6,081)
		US$ 57,471	04/16/2010	04/10/2013	(9,121)	-	(3,746)	-

	VOTORANTIM	US$ 20,000	07/05/2005	06/10/2010	-	(30,927)	-	(30,223)
Exchange swaps registered at CETIP (USD x CDI)		US$ 5,304	9/23/2004	1/15/2010	-	(195)	-	(195)

	ABN AMRO	US$ 25,000	05/10/2005	4/13/2010	-	(54,667)	-	(53,954)
		US$ 25,000	06/10/2005	5/13/2010	-	(52,438)	-	(51,521)
		US$ 40,000	3/14/2008	03/02/2012	(15,284)	(6,890)	(13,146)	(2,777)
		US$ 15,000	3/14/2008	12/20/2011	-	(1,741)		(1,156)
		US$ 10,000	3/14/2008	12/20/2011	(3,631)	(1,597)	(3,071)	(490)
		US$ 10,000	3/14/2008	12/20/2011	(5,749)	(2,595)	(5,008)	(1,134)
		US$ 49,966	09/03/2005	12/17/2008		-		-

	PACTUAL	US$ 14,474	12/11/2003	1/15/2010	-	(522)	-	(521)
		US$ 5,018	7/16/2004	1/15/2010	-	(198)	-	(198)

	BRASIL	US$ 84,000	03/31/2010	03/12/2012	(19,317)	-	(11,113)	-

	ITAÚ	US$ 175,000	07/01/2010	09/07/2013	(37,229)	-	(35,055)	-

	BRASIL	R$ 150,000	12/28/2009	01/03/2011	-	29	-	(399)
	(*)	R$ 117,000	12/28/2010	12/18/2013	29	-	(1,253)	-
	(*)	R$ 33,000	12/23/2010	01/03/2011	11	-	(95)	-
		R$ 160,000	12/28/2009	04/01/2011	-	33	-	(495)
	(*)	R$ 160,000	12/23/2010	01/24/2011	52	-	(513)	-
Interest rates swap registered at CETIP		R$ 35,000	12/28/2009	11/03/2011	-	9		(90)
(Pre-fixed rate x CDI)	(*)	R$ 35,000	12/23/2010	11/03/2011	11	-	(154)	-
		R$ 45,000	12/28/2009	03/11/2011	461	11	437	(116)
		R$ 80,000	06/28/2010	06/12/2013	404	-	(847)	-
		R$ 130,000	06/28/2010	06/06/2014	575	-	(2,190)	-
		R$ 130,000	06/28/2010	06/02/2015	511	-	(2,910)	-

	SANTANDER	R$ 200,000	03/31/2010	03/07/2013	2,627	-	362
		R$ 50,000	06/28/2010	06/12/2013	297	-	(531)

	UNIBANCO	R$ 779.65	6/25/2007	03/01/2013	(6)	234	(598)	(654)

	(*) Extension of agreements						(115,208)	(154,838)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.   Provision for contingencies

Provision for contingencies is estimated by the Company and supported by its legal counsel. The provision was set up in an amount considered sufficient to cover losses considered probable by Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	COFINS And PIS	Other	Labor	Civil and other	Total

Balances at December 31, 2008	1,096,405	31,670	-	116,050	1,244,125

Globex acquisition	100,337	34,776	18,301	66,749	220,163
Business combination - Globex	-	179,384	19,021	9,540	207,945
Installment payment Law 11,941/09	(965,300)	(19,364)	-	(38,190)	(1,022,854)
Additions	13,253	2,335	36,089	29,649	81,326
Reversal/payment	(135,994)	(33,238)	(43,031)	(15,924)	(228,187)
Transfer	-	49,857	7,159	(57,016)	-
Monetary restatement	52,690	5,646	8,502	13,245	80,083
Restricted deposits	-	(2)	(149)	(4,107)	(4,258)
Balances at December 31, 2009	161,391	251,064	45,892	119,996	578,343
	-
Additions	5,640	224,918	43,859	23,989	298,406
Reversal/payment	-	(26,618)	(50,727)	(14,134)	(91,479)
Transfer	-	9,745	(264)	(9,481)	-
Monetary restatement	8,601	8,283	10,904	10,295	38,083
Installment payment Law 11,941/09	(71,164)	(10,610)	-	-	(81,774)
Business combination - Globex	-	(20,140)	1,744	1,205	(17,191)
Restricted deposits	-	1,419	(23,834)	(4,167)	(26,582)
Balances at December 31, 2010	104,468	438,061	27,574	127,703	697,806

a)   Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 9.37% at December 31, 2010 (9.50% in 2009), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax proceedings and fiscal debts are subject to monthly monetary restatement, which is an adjustment of the amount of the provisions for contingencies in accordance with index rates used by each tax jurisdiction. The monetary restatement is legally required for all tax amounts, including provision for contingencies.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.   Provision for contingencies (Continued)

a)   Taxes  (Continued)

      COFINS and PIS

 With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started discussing at Court the right to exclude the ICMS from the calculation basis of these two contributions.

 Regarding the claims referring to the Cofins rate increase, the Company filed a lawsuit requesting to exclude the penalties charges in the tax amnesty program, established by Law 11,941/08.

 Additionally, a Company’s subsidiary offset PIS and Cofins tax debits with IPI credits, acquired from third parties (transferred based on a final and unappealable court decision).

The claims amounts of PIS and COFINS at December 31, 2010 is R$ 104,468 (R$ 161,391 in 2009).

      Other

 The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non- application of Accident Prevention Factor (FAP) for 2010; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); and (iv) other less significant issues. The amount recorded at December 31, 2010 for these claims is R$ 55,519 (R$ 34,984 in 2009).

 In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2010 is R$ 31,088 (R$ 33,463 in 2009), and a judicial deposit of R$ 9,644 was made (R$ 9,564 in 2009).

 In view of the procedural progress of certain claims, the Company’s legal counsels changed the chances of loss from possible to probable, recognizing at December 31, 2010, the amount of R$ 198,621.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.   Provision for contingencies (Continued)

a)   Taxes  (Continued)

      Other (Continued)

This amount includes judicial and administrative claims within federal and states scopes, as well as discussed in several states where the Company operates.

 These contingencies derive from discussions related to the utilization tax losses carryforward,  support of tax credits originated in Companies acquired, as well as tax credits in relation to the appropriation of credits under the  tax substitution system, vendors acquisitions  deemed as unqualified with the state treasury department, return of goods at stores, error when applying tax rate and ancillary obligations by tax authorities.

Tax provisions for contingent liabilities were recorded in Globex subsidiary, which upon business combination are recorded, according to IFRS 3 (R) requirements. The Company revaluated Globex claims on the reference date of acquisition by CBD (July 6, 2009) and recognized in 2010 with effects in 2009 the amount of R$ 159,244 (R$ 179,384 in 2009) in tax contingent liabilities.

 Main tax contingent liabilities recorded refer to R$ 70 million of administrative proceedings related to the offset of PIS contribution, under Decrees 2445/88 and 2449/88, related to tax credits acquired from third parties and R$ 51 million referring to the offset of tax debts with tax credits originated on coffee exports.

b)   Labor claims

The Company is party to numerous lawsuits involving disputes with its former employees, primarily arising from dismissals in the ordinary course of business. As of December 31, 2010, the Company recorded a provision of R$ 88,078 (R$ 82,627 in 2009) assessed as probable risk. Lawsuits with possible unfavorable outcomes as assessed by the Company’s legal counsel amount to R$ 92,730 (R$ 39,788 in 2009). The Company, assisted by its legal counsel, evaluates these contingencies and provides for losses where reasonably estimable considering historical data regarding the amounts paid. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.69% accumulated in the year ended December 31, 2010 and 0.70% in the year ended December 31, 2009) plus 1% monthly interest. The balance of the provision for labor claims, net of judicial deposits, is R$ 6,809 (R$ 26,871 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.   Provision for contingencies (Continued)

b)   Labor claims (continued)

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$ 20,765 (R$ 19,021 in 2009).

c)   Civil and others

The Company is a defendant, at several judicial levels, in civil and other types of lawsuits. The Company accrues provisions in amounts considered sufficient to cover unfavorable court decisions when losses are considered probable by external legal counsel.

Among these lawsuits, we emphasize the following:

•     The Company is party to numerous lawsuits in which it requests the review of rents paid by the stores. In these actions, the judge determines a provisional lease amount, which shall be paid by the stores, even to define, report and decision, the final value of the lease. The Company made provision difference between the amount originally paid by the stores and temporarily set theseactions. In other actions, the Company made a provision of the difference between the amount paid in rent and that provisional pleaded by the opposing party's action, based on a report of the legal counsels of the opposing party. On December 31, 2010, the amount of provision for these shares is R$ 33,349 (R$ 25,735 in 2009), for which there is no escrow deposits.

·         Globex’s civil actions at December 31, 2010 were mainly  composed of: (i) consumer lawsuits in the amounts R$ 11,513 (R$ 21,022 in 2009) , (ii) provisions referring to action for damages of R$ 8,067 (R$ 7,402 in 2009), an amount deriving from the contractual termination proposed by a former service provider; (iii) a provision of R$ 20,345 (R$ 23,698 in 2009) in view of the contractual assumption of mandatory payment of a fee on behalf of shopping center management companies, as a result of change in share control; and (iv) provision of R$ 8,004 (R$ 7,401 in 2009) in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.   Provision for contingencies (Continued)

c)   Civil and others

·         Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$ 10,745 (R$ 9,540 in 2009).

Total civil contingencies and others at December 31, 2010 amounted to R$ 127,703 (R$ 119,996 in 2009), net of judicial deposits.

d)   Other non-accrued contingent liabilities

The Company has other contingencies which have been analyzed by its legal counsel and deemed as possible but not probable. These contingencies have not been accrued at December 31, 2010 as follows:

·         INSS (Social Security Tax) – The Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$ 237,690 (R$ 112,878 at December 31, 2009). The proceedings are under administrative and court discussion and R$ 147,635 are guaranteed by real properties or bank guarantees. The decreased amount is due to a favorable decision in an administrative proceedings and inclusion of new amounts from Globex subsidiary.

·         IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision at the administrative level, the amount of which corresponds to R$ 255,393 (R$ 244,668  at December 31, 2009). The difference in value is due to change of loss probability in certain lawsuits.

·        COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, and collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$ 722,322 (R$ 632,954 at December 31, 2009). The difference in value is due to the change of loss probability in certain lawsuits and inclusion of Globex subsidiary amounts.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.   Provision for contingencies (Continued)

d)   Other non-accrued contingent liabilities (Continued)

·        ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from vendors considered to be incapable according to the state treasury’s records; (iii) return of goods to its stores; (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (v) resulting from the sale of extended warranty, (vi) goods purchased from vendors who enjoy the tax benefits in states where they are located, (vii) purchase of IT products and automation including tax benefit, (viii) difference in tax classification,  among others, not relevant. The total amount of these assessments is R$ 1,488,728 at December 31, 2010 (R$ 1,328,274 in 2009), which await a final decision in the administrative and court levels. The difference in value is due to new proceedings, change in loss estimate for certain lawsuits and inclusion of Globex subsidiary amounts..

·        ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third party retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$ 140,046 (R$ 68,199 at December 31, 2009) and await administrative and court decisions. The difference in value is due to the new proceedings and inclusion of Globex subsidiary amounts.

·        Other contingencies – These are related to administrative lawsuits and lawsuits under the civil court scope, the special civil court, the Consumer Protection Agency (“PROCON”) (in many states), the Weight and Measure Institute (“IPEM”), the National Institute of Metrology, the Standardization and Industrial Quality Agency (“INMETRO”) and the National Health Surveillance Agency (“ANVISA”), amounting to R$ 128,761 (R$ 79,510 at December 31, 2009).

At the Globex subsidiary, contingent liabilities of other lawsuits are likely to be considered possible losses, and which therefore are not recorded, the amount totaled R$ 21,515 at December 31, 2010 (R$ 127,335 in 2009). The difference between 2009 and 2010 in the amount is explained by the reclassification of the likelihood of losses to probable in Globex.

·         Occasional adverse changes in the expectation of risk of the deferred lawsuits may require additional provision for contingencies to be set up. The aforementioned lawsuits were not included in REFIS (Tax recovery program).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

19.    Provision for contingencies (Continued)

e)   Appeal and restricted advances (restricted deposit escrow)

      The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted advances) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

The Company recorded in its assets amounts related to judicial deposits not linked to the claims recorded in liabilities. Provision for contingencies for claims with judicial deposits directly linked, are presented net of the judicial deposits.

f)    Guarantees

      The Company has granted collateral to some civil, labor and tax lawsuits, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	733,151	1,610	1,500,528	2,235,289
Labor	6,156	3,182	69,791	79,129
Civil and other	31,633	2,205	34,051	67,889
Total	770,940	6,997	1,604,370	2,382,307

g)   Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

20.   Leasing transactions

a)   Commitments and Liabilities

	2010	2009
Gross liabilities from operating leases - minimum
lease payments
Less than 1 year	762,313	466,962
Over 1 year and less than 5 years	2,172,858	1,468,056
Over 5 years	4,003,939	2,184,339

	6,939,110	4,119,357

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

20.   Leasing transactions (Continued)

a)   Commitments and Liabilities (Continued)

The information above is related to the minimum non-cancellable obligations, related to the lease agreement term. These obligations are shown in the chart above, as required by IAS 17.

The most of contracts have contract termination clauses by paying fines, ranging from one to six months of rent or 10% of the total of minimum payments. The obligation of the Company for termination of all contracts as of December 31, 2010 would be R$ 421,517 (R$ 116,741 in 2009).

(i)    Contingent payments

        The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	2010	2009	2008

Contingent payments recognized as
expenses during the year	433,340	314,920	320,494

(ii)    Option conditions to renew or purchase and adjustment clauses

        The terms of the agreements for the year ended December 31, 2010 vary between 5 and 25 years and the agreements may be renewed according to the law of renewal action. The agreements have periodic adjustment clauses according to inflation indexes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

20.   Leasing transactions (Continued)

b)   Financial leases

Leasing agreements classified as finances leases amount to R$ 292,747 in 2010 (R$ 257,606 in 2009), according to the chart below (see Note 17):

	2010	2009
Liabilities from financial leasing - minimum lease payments
Less than 1 year	64,467	38,711
Over 1 year and less than 5 years	63,116	45,298
Over 5 years	56,971	38,894
Present value of financial lease agreements	184,554	122,903

Future financing charges	108,193	134,703

Gross amount of financial lease agreements	292,747	257,606

	2010	2009	2008
Contingent payments recognized as expenses
during the period	5,300	5,043	3,824

The term of the agreements in the year ended at December 31, 2010 vary between 5 and 25 years and the agreements may be renewed according to the law of renewal action.

	2010	2009

Minimum rentals	395,309	415,771
Contingent rentals	222,020	136,689
Sublease rentals	(120,942)	(83,998)
	496,387	468,462

On October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net book value of which was R$ 1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$ 1,029,000. The sold properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$ 25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortised through the lease agreement of the related stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

20.   Leasing transactions (Continued)

b)   Financial lease (Continued)

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

21.   Balances and transactions with related parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially carried out at market prices, terms and conditions.

a)    Sales and purchases of goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	2010	2009	2008
Suppliers:
Grupo Assai	-	-	8,787
FIC	8,879	-	-
	8,879	-	8,787

Purchases:
Grupo Assai	-	-	200,132
	-	-	200,132

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

21. Balances and transactions with related parties (Continued)

b)  Other transactions

	2010	2009

Assets
Casino	5,519	5,096
FIC	-	9,141
Pão de Açucar Ind. e Comércio	1,171	1,171
Sendas S.A.	17,824	17,824
Banco Investcred Unibanco S.A.	-	-
Other intercompany balances - Globex	-	-
Casas Bahia Comercial Ltda	120,605	-
Other	31,122	85,418
	176,241	118,650
Liabilities
Fundo Península	(14,894)	(14,160)
Grupo Assai	-	(189)
Galeazzi e Associados	-	-
Banco InvestcredUnibanco S.A.	(6,886)	(12,788)
Casas Bahia Comercial Ltda	(231,203)	-
Other	(21,308)	(4,597)
	(274,291)	(31,734)

Income statement
Casino	(5,225)	(6,020)
Península Fund	(142,632)	(134,978)
Casas Bahia Comercial Ltda	(67,416)	-
Diniz Group	(6,346)	(13,511)
Sendas S.A.	(58,566)	(9,753)
Assai Group	-	(3,947)
Galeazzi e Associados	-	(4,599)

FIC/Banco Investcred	(13,832)	-
Globex Adm de Consórcio Ltda.	-	-
Other	(8,400)	(17,382)
	(302,417)	(190,190)

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

December 31, 2010 and 2009

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

FIC/Banco Investcred: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

E-HUB: Former owners of E-Hub assigned 55% of their interest in this company, besides paying R$ 20,000 to mature at January 8, 2013, in exchange for 6% of PF.com. subsidiary. GPA granted a loan of R$ 10,000 to executives to mature at January 8, 2018, duly restated by inflation.

Casas Bahia: Globex maintains lease agreements for warehouses, office and administrative buildings with the Management of Casas Bahia Comercial Ltda.

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

Other related parties not described in this note did not present balances or transactions in the periods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

22.   Management compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the income statement for the years ended at December 31, 2010, 2009 and 2008, were as follows:

	2010	2009	2008

Amounts recorded as expenses	89,583	66,834	35,430

From these totals, 17%, 24%, and 21.3% of the 2010, 2009 and 2008 expenses, respectively, refer to the share based payment footnote.

23.     Taxes and social contribution payable

The amounts payable were as follows:

	2010	2009
Current
PIS and COFINS payable	240,847	172,131
Provision for income and social contribution taxes	58,006	82,936
Other	46,614	38,022
	345,467	293,089
Taxes paid by installments
Tax Installment Law 11,491/09	970	-
INSS	36,013	45,319
CPMF	14,171	9,682
Other	3,887	3,604
	55,041	58,605
Total current	400,508	351,694

Noncurrent
Taxes paid by installments
Tax installment payment law	1,281,132	1,043,046
INSS	54,026	115,069
CPMF	21,257	25,480
Other	20,373	21,984
Total noncurrent	1,376,788	1,205,579
TOTAL	1,777,296	1,557,273

(i)     INSS and CPMF– The Company discontinued the discussion on certain lawsuits and filed application for the Special Tax Payment Installment Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

23.     Taxes and social contribution payable

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

The Company is party to several lawsuits and through the aforementioned law, opted for reducing its tax exposure, with the benefits of reducing fines and interest rates and a financing plan of up to 180 months. The law also allows that remaining tax loss carryforwards and judicial deposits related to the lawsuits be utilized to reduce the balance to be paid in installments.

During 2009, the Company and its legal advisors evaluated all of the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program.

Installment balance:	2010	2009

Federal taxes	1,055,410	987,040
Social security	101,667	83,144
Lawsuits with probable risks	1,157,077	1,070,184

Federal taxes	297,285	254,170
Social security	137,965	137,965
Lawsuits with possible risks	435,250	392,135

Offsets due to judicial deposits and tax losses	(453,958)	(440,027)
Adjustments of the period	142,763	20,754

Installment balance	1,281,132	1,043,046

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

23.   Taxes and social contribution payable (Continued)

(iii)  Tax Installments, Law 11,941/09 (Continued)

Federal taxes

The Supreme Federal Court (STF) recently decided on the constitutionality of the COFINS increase (Law 9,718/99). The decision was unfavorable to the Company. As result, the Company opted to adhere to the installment payments enacted by Law 11,941/09.  Additionally, some other claims related to the discussion over tax credits over financial expenses and  taxation over other revenue were included in the program. The consolidated amount, net of fine and interest reduction, is R$ 1,055,410 as of December 31, 2010 (R$ 987,040 as of December 31, 2009).

Social security

The Company filed a declaratory action of absence of legal relationship, concerning the contribution to SEBRAE, as enacted by Law 8,029/90, in order to obtain the acknowledgement of the restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), without the limitation of a 30% limit. An action was also filed over the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The consolidated amount included in REFIS program, net of fine and interest remission is R$ 101,667.

Other lawsuits with possible risks included in the REFIS program

·         Tax claims – The Company received assessments referring to the controversy over the deductibility of certain expenses and provisions, extemporaneous credits not subject to taxation when calculating income tax and social contribution and administrative proceedings related to requests for PIS and COFINS credit offset. Discrepancies are added to this point in relation to the calculation bases of these contributions and those verified by tax authorities. The consolidated amount involved in these lawsuits is R$ 297,285 as of December 31, 2010 (R$ 254,170 as of December 31, 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

23. Taxes and social contribution payable (Continued)

(iii)  Tax Installments, Law 11,941/09 (Continued)

·  Social security – The Company received assessment notices related to social security debt offsets deriving from legal process credits. The consolidated amount involved is R$ 137,965 as of December 31, 2010 (R$ 83,144 as of December 31, 2009).

The results deriving from additions to provisions, net of gains from fines and interest reductions, accounted for a net expense of R$ 43,115 in 2010 (R$ 342,634 in 2009) (see Note 27).

24. Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	2010	2009	2008

Income before income taxes	813,403	732,559	510,759

Employee's profit sharing	(35,110)	(32,505)	(22,173)
Earnings before income tax	778,293	700,054	488,586

Income and social contribution taxes at nominal rate (*)	(233,488)	(210,016)	(166,119)

Net result REFIS (**)	-	113,636	-
Penalty tax	(1,557)	(1,936)	-
Equity pickup	10,350	1,624	(165)
Fair value of assets arising from business combination	113,392	-	-
Other permanent differences (non-deductible) and social contribution tax, net	24,745	2,678	19,044

Effective income tax	(86,558)	(94,015)	(147,240)

Income tax for the year
Current	(52,052)	(68,081)	(36,347)
Deferred	(34,506)	(25,934)	(110,893)
Income tax and social contribution expenses	(86,558)	(94,015)	(147,240)

Effective rate	11.1%	13.4%	30.1%

(*) – The Company does not pay social contribution (9%) based on a claim that was won in the past, which reduces the income taxes to 25% in this entity.

(**) – Gains related to reduction on penalties and interest on REFIS program (note 23) which are not taxable generating permanent difference.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

24.   Income and social contribution taxes (Continued)

b)    Breakdown of deferred income and social contribution taxes

	2010	2009

Deferred income and social contribution taxes
Tax loss carryforwards (i)	720,530	578,101
Provision for contingencies and other	233,038	118,850
Provision for interest rate swaps (calculated on a cash
basis under Tax Law).	26,349	15,873
Allowance for doubtful accounts	66,507	9,114
Goodwill in non-merged companies	57,410	50,701
Income tax without Law 11,638/07 effects	5,351	10,882
Goodwill in non-amortised	(83,073)	(36,323)
Fair value in bussiness combination	65,955	-
Deferred income tax in bussiness combination	121,541	121,541
Goodwill in merged companies - Casino	104,903	208,000
Others	180,194	237,169
Deferred income and social contribution tax assets	1,498,705	1,313,908

Provision for deferred income tax realization	(106,196)	(106,196)

Total deferred income tax noncurrent assets	1,392,509	1,207,712

Business combination - Casas Bahia	(1,006,049)	-
Business combination - Assai	(16,681)	(10,471)
Business combination - Globex	(244,865)	(163,971)
Provision for derred income tax on unamortized goddwill	(34,331)	(34,331)
Other	(23,407)	591
Total deferred income tax noncurrent liabilities	(1,325,333)	(208,182)

(i)     Tax loss carryforwards are related to the acquisition of Sé and those generated by the subsidiary Sendas Distribuidora. The realization of these assets net of the valuation allowance is considered probable following tax planning measures.

The Company annually reviews its scenarios related to these deferred tax assets. The Company’s assumptions to record deferred tax assets include (i) viable tax planning strategies, (ii) the fact that losses carried forward do not expire according to Brazilian law, and (iii) the likelihood of utilization in the foreseeable period.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

24.   Income and social contribution taxes (Continued)

b)   Breakdown of deferred income and social contribution taxes (continued)

Based on these studies, the Company expects to recover these credits as follows:

R$
2011	239,446
2012	162,775
2013	215,532
2014	206,353
Over 60 months	538,423
Total	1,392,509

c) Changes in deferred income and social contribution taxes

	2010	2009	2008

At January 1	999,530	1,040,438	1,151,332

Benefit (expense) for the period	(34,506)	(25,934)	(110,893)
Globex (acquisition)	43,422	208,713	-
NCB (acquisition)	(725,060)	-	-
BARTIRA (advantageous agreements)	(141,441)
Installment taxes	-	(180,757)	-
Goodwill in non-amortised	(46,750)	(31,460)	-
Other	28,019	(11,470)	(1)
At December 31	67,176	999,530	1,040,438

Consistent with the REFIS program instituted by the Brazilian tax authorities in 2009 (see Note 23) which allowed the Company to offset certain other tax liabilities with income tax loss carryforwards, the Company offset the amount of  R$ 212,217 against such other tax liabilities.

25. Shareholders’ equity

a) Share   capital

The subscribed and paid-up capital, as of December 31, 2010, is represented by 257,774 (254,852 in 2009) in thousands of registered shares with no par value, of which 99,680 (same in 2009) in thousands of common shares, 154,745 in thousands of class A preferred shares (143,878 in 2009) and 3,349 in thousands of class B preferred shares (11,294 in 2009).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors Meeting held at March 15, 2010 the board members approved the increase of capital by R$ 3,311, by means of issue of 215 thousands of class A preferred shares, in compliance with the exercise of stock options according to the Company's Stock Option Plan, observing the limit of authorized capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

a)   Share   capital  (Continued)

At the Annual and Special Shareholders’ Meeting held at April 29, 2010, the shareholders approved the capital increase in the amount of R$ 67,126 by means of issue of 1,112 thousands of new class A preferred shares, at the issue price of R$ 60.39 per share. Shares will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A.

At the Board of Directors Meeting held at June 9, 2010 the board members approved the capital increase in the amount of R$ 25,988, referring to the issue of 1,275 thousands class A preferred shares, in compliance with the exercise of stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital.

At the Board of Directors Meeting held at July 12, 2010, the board members approved the increase of capital by R$ 940, by means of issue of 67 thousands class A preferred shares, in compliance with the exercise of stock options pursuant to the Company’s Stock Option Plan.

At the Board of Directors meeting held at October 28, 2010, the board members resolved to increase capital by R$ 3,613, by means of issue of 162 thousands class A preferred shares, in compliance with the exercise of stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital.

At the Board of Directors Meeting held at December 15, 2010, the board members resolved to increase capital by R$ 1,267, by means of issue of 91 thousands class A preferred shares, in compliance with the exercise of the stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

b) Capital stock

Change in capital stock and number of shares:

		Number of shares - thousands
	Capital stock	Preferred	Common
At December 31, 2008	4,450,725	135,569	99,680
Capitalization of reserves	135,225	-	-
Profit	15,026	-	-
Special Reserve Goodwill	88,780	2,197	-
Private subscription of shares	664,362	16,611	-
Stock option
Series VIII	6,285	192	-
Series IX	326	11	-
Series X	8,582	223	-
Series A1 Silver	233	9	-
Series A2 Silver	5,205	193	-
Series A2 Gold	2	167	-
At December 31, 2009	5,374,751	155,172	99,680

		Number of shares - thousands
	Capital stock	Preferred	Common
At December 31, 2009	5,374,751	155,172	99,680
Profit	85,480	-	-
Special Reserve Goodwill	83,908	1,112	-
Stock option			-
Series IX	7,441	244	-
Series X	202	6	-
Series A1 Silver	14,274	579	-
Series A1 Gold	2	164	-
Series A2 Silver	4,201	156	-
Series A2 Gold	1	119	-
Series A3 Silver	5,439	198	-
Series A3 Gold	3	178	-
Series A4 Silver	3,556	76	-
Series A4 Gold	1	90	-
At December 31, 2010	5,579,259	158,094	99,680

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

b) Capital stock

Treasury Shares

At the Board of Directors Meeting held at February 19, 2010, the board members approved the conversion of 137 thousands class A preferred shares held in treasury in equal number of class B preferred shares, as a result of the auction of Globex’s public tender offer (OPA).

c) Share rights

Class A preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$ 0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$ 0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares may be converted into PNA shares, at the 1:1 ratio, observing the following terms: (i) 32% of PNB shares were converted at September 28, 2009; (ii) 28% of total PNB shares were converted into PNA shares at January 7, 2010; (iii) 20% of total PNB shares were converted into PNA shares at July 7, 2010, and (iv) 20% of total PNB shares were converted into PNA shares at January 7, 2011.

d)   Capital reserve – Special goodwill reserve

This reserve was generated by the corporate restructuring process and represents the amount of future tax benefit to be earned through the amortisation of the goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the acquiring shareholders, with the issuance of new shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

d)   Capital reserve – Special goodwill reserve (Continued)

There was a transaction in 2006, where the merger of the prior holding company of Grupo Pão de Açucar, resulted in a deferred income tax benefit for CBD in the amount of R$ 517,294. The effects of this transaction were the deferred tax asset of R$ 104,903 (R$ 208,001 in 2009), and a “Special goodwill reserve” in shareholders’ equity (R$ 344,606 in 2010 and R$ 428,551 in 2009), which will be converted in shares and delivered to the shareholders’, according to the cash benefit of the deferred tax merged.

The capital increase will be subject to the preemptive right of noncontrolling shareholders, in the proportion of their respective interest, by type and class, at the time of the issuance, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder.

At April 29, 2010, at the Annual and Special Shareholders’ Meeting, the shareholders approved to increase the Company's capital, in the amount of R$ 83,908, by capitalizing the special goodwill reserve.

Out of this amount, R$ 16,782 were capitalized without issuing new shares, thus, to the benefit of all the Company’s shareholders and R$ 67,126 were capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,112 thousands new class A preferred shares of the Company.

e)   Granted options

Refers to recognized share-based payments made to management of the Company.

f)    Revenue reserve

(i)   Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25. Shareholders’ equity (Continued)

f)    Profit reserve (continued)

 (ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at the shareholders’ meeting.

Under the Ordinary and Extraordinary Shareholders Meeting held on 29 April 2010 approved the proposal from the administration regarding the capital increase, amounting to R$ 85,480, without issuing new shares through the capitalization of the Reserve Expansion and Retained Earnings based on the Capital Budget, both approved in the Annual General Meeting of April 30, 2009.

g) CBD Share-based payment plans

(i)   Original stock option plan

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

The options vest in the following terms: (i) 50% in the last month of third year subsequent to the grant date (1st tranche) and (ii) up to 50% in the last month of fifth year subsequent to the grant date (2nd tranche), this second tranche is subject to restriction on sale until the beneficiary’s retirement, as per a formula defined in the regulation.

Shares subject to limitation of sales (Q), upon the options exercise are calculated using the following formula:

	Q=	(Q1*Pm) - (Q1*Pe)
Where:		Pm

Q =        Number of shares to be encumbered by limitation of sales.

Q1 =      50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe =       Share original exercise price, determined on the granting date, observing the terms of the Plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

(i)   Original stock option plan (Continued)

The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

 (ii)  New Stock option plan

An amendment to the Company’s Stock Option Plan was approved at the Extraordinary General Meeting, held on December 20, 2006,  This plan was originally approved at the Extraordinary General Meeting held at April 28, 1997.

As of 2007, options issued to management and employees under the preferred stock option plan will have the following conditions:

Shares are classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased, at the discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The exercise price for each Silver-type share will correspond to the average of the closing price of the Company’s preferred shares that occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee approved the grant of the option, with a discount of 20%. The price per each Gold-type share will correspond to R$ 0.01 per share and the granting of these options are additional to the Silver options, it is not possible to grant or exercise of Gold options alone.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

g) CBD Share-based payment plans (Continued)

(ii)  New Stock option plan (continued)

The previous plan series are still effective until the respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new class A preferred shares.

	2009
	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the beginning of the year	3,158	22.38	1.03
Granted during the year	1,361	13.99
Exercised during the year	(796)	25.91
Forfeited during the year	(48)	32.91
Expired during the year	(14)	33.44
Outstanding at the end of the year	3,661	18.08	1.26	168,826

Vested or expected to vest at December 31, 2009	3,553	18.25	1.74	163,121
Exercisable at December 31, 2009	2,529	20.03	1.03	110,745

	2010
	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the beginning of the year	3,661	18.08	1.26
Granted during the year	657	9.29
Exercised during the year	(1,810)	19.40
Forfeited during the year	(37)	36.14
Expired during the year	-	-
Outstanding at the end of the year	2,471	15.60	1.77	132,532

Vested or expected to vest at December 31, 2010	2,471	15.60	1.77	132,532
Exercisable at December 31, 2010	1,161	20.03	1.03	103,518

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

g) CBD Share-based payment plans (Continued)

(ii)  New Stock option plan (continued)

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan resolved to anticipate the exercise date of the first tranche of series VII option to December 13, 2005. At March 15, 2007, VI series was terminated; at June 10, 2008, series VII was terminated, at August 5, 2009 series VIII was terminated and at June 9, 2010, series IX was terminated.

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

At December 31, 2010, the Company preferred share price at BOVESPA was R$ 69.30 per share.

At December 31, 2010 there were 232,586 treasury preferred shares which may be used in the exercise of the shares in the plan.

(iii)   Consolidated information on the stock option plans - CBD

The chart below show the maximum percentage of dilution to which current shareholders will eventually be subject to, in the event of exercise of all options granted:

	2010	2009	2009
Number of shares	257,774	254,852	235,249
Balance of granted series in effect	2,471	3,675	3,158
Maximum percentage of dilution	0.95%	1.42%	1.32%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72% (0.89% - 2009), (b) expectation of volatility of nearly 40.47% (49.37% - 2009) and (c) the risk-free weighted average interest rate of 9.66% (10.75% - 2009). The expectation of average life of series IX and V is 5 years, whereas for series A1, A2 and A3 the expectation is 3 years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

g) CBD Share-based payment plans (Continued)

(ii)  New Stock option plan (continued)

IFRS 2 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at December 31, 2010 were R$ 27,920 (R$ 19,621 in 2009).

h) Minimum mandatory dividends

At August 3, 2009, the Board of Directors approved the adoption by the Company of a new dividend policy, consisting of the payment of interim dividends on a quarterly basis, payment of which shall be approved at the Shareholders' Meeting, pursuant to Paragraph 3, Article 35 of the Company’s Bylaws. The amount and payment dates of quarterly advances will be proposed annually by the Company. Quarterly payments will be made against retained earnings. This present policy does not change the minimum mandatory dividend to be paid to shareholders pursuant to the law and the Company's Bylaws. Each quarterly payment will be approved by the Board of Directors, following the approval of the financial statements for the corresponding quarter. Payments may be suspended by Board of Directors according to the economic-financial condition of the Company at that time.

At February 17, 2010, the Management proposed the dividends to be paid for resolution of the Annual General Meeting, calculated as follows, considering the dividends prepaid to its shareholders in the amount of R$ 58,408 in 2010. The dividend payable at December 31, 2010 is R$ 114,654 (R$ 94,491 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

25.   Shareholders’ equity (Continued)

h) Minimum mandatory dividends (continued)

	Dividends proposed
	2010	2009

Net income for the year	722,422	591,580
Legal reserve	(36,121)	(29,579)
Dividend calculation basis	686,301	562,001

Minimum mandatory dividends - 25%	171,575	140,500

Dividends of R$0.53448 per common share	-	53,277
Dividends of R$0.58793 per preferred share class A	-	87,156
Dividends of R$0.01 per preferred share class B	-	67
Dividends of R$0.627728 per common share	62,572	-
Dividends of R$0.690501 per preferred share class A	109,003	-

26.   Segment information

Management groups the entities recently acquired into four separate segments.

·      Retail – Includes the banners Pão de Açucar, CompreBem, Extra, Sendas and explores the retail activity;

·      Home Appliances – Includes the banner Ponto Frio and Casas Bahia;

·      Cash & Carry  – Includes the banner Assaí;

·      E-Commerce - Includes the websites www.pontofrio.com.br, www.extra.com.br and www.casasbahia.com.br

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Company financing (including finance costs and finance income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

26.   Segment information (Continued)

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment which is comprised of the Company’s legacy stores and fully integrated acquisitions operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona acquisition and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Casas Bahia acquisitions and operates under the trade names “Ponto Frio”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the web sites pontofrio.com.br, extra.com.br and casasbahia.com.br.

The Company measures the results of segments in IFRS using, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for the segments is included in the following table:

At December 31, 2010
Description	Retail	Cash & Carry	E-Commerce	Home Appliances	Elimination (a)	TOTAL

Net sales	20,562,716	2,922,916	1,703,798	6,902,244	-	32,091,674
Gross profit	5,524,067	422,368	278,044	1,625,719	-	7,850,198
Depreciation and amortisation	(336,357)	(24,302)	(2,219)	(77,261)	-	(440,139)
Operating profit	1,244,601	67,942	215,746	73,616	-	1,601,905
Financial expenses	(646,204)	(53,647)	(73,467)	(381,381)	-	(1,154,699)
Financial revenue	290,116	7,244	395	33,943	-	331,698
Income before income and social contribution taxes	864,962	21,538	(2,682)	(70,415)	-	813,403
Income and social contribution taxes	(105,383)	(7,951)	5,333	21,443	-	(86,558)

Current assets	6,742,456	725,622	518,760	6,812,134	(82,607)	14,716,365
Non-current assets	13,882,948	768,278	16,328	2,381,808	(1,832,979)	15,216,383

Current liabilities	(5,352,448)	(738,753)	(594,368)	(4,559,843)	428,514	(10,816,898)
Non-current liabilities	(7,098,372)	(512,839)	(545,558)	(1,460,381)	85,070	(9,532,080)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

26.   Segment information (Continued)

						At December 31, 2009
Description	Retail	Cash & Carry	E-Commerce	Home Appliances	Elimination (a)	TOTAL

Net sales	18,524,197	1,981,779	625,529	2,118,759	(57,506)	23,192,758
Gross profit	4,965,236	291,278	102,164	397,780	(57,506)	5,698,952
Depreciation and amortisation	(415,485)	(12,126)	(2,365)	(25,483)	(4,441)	(459,900)
Operating profit	989,779	39,479	(17,619)	(42,460)	12,443	981,622
Financial expenses	(432,576)	(10,616)	(14,662)	(43,327)	-	(501,181)
Financial revenue	238,028	1,418	-	10,584	(3,324)	246,706
Income before income and social contribution taxes	795,976	30,281	(18,408)	(95,376)	20,086	732,559
Income and social contribution taxes	(119,769)	(14,329)	3,386	102,143	(65,446)	(94,015)
						-
Current assets	6,820,003	359,533	174,945	1,194,297	(149,030)	8,399,748
Non-current assets	8,398,775	334,735	22,782	1,045,447	372,566	10,174,305
						-
Current liabilities	(3,956,587)	(375,323)	(178,459)	(1,316,162)	(207,194)	(6,033,725)
Non-current liabilities	(5,066,601)	(181,765)	(84,361)	(557,997)	7,121	(5,883,603)

						At December 31, 2008
Description	Retail	Cash & Carry	E-Commerce	Home Appliances	Elimination (a)	TOTAL

Net sales	16,769,177	1,262,838	-	-	-	18,032,015
Gross profit	4,557,587	194,931	-	-	-	4,752,518
Depreciation and amortisation	(437,397)	(5,317)	-	-	-	(442,714)
Operating profit	799,524	43,287	-	-	-	842,811
Financial expenses	(618,772)	(4,880)	-	-	-	(623,652)
Financial revenue	290,991	1,095	-	-	-	292,086
Income before income and social contribution taxes	497,122	39,502	-	-	(25,865)	510,759
Income and social contribution taxes	(133,603)	(13,637)	-	-	-	(147,240)
						-
Current assets	5,300,445	254,616	-	-	(6,043)	5,549,018
Non-current assets	7,979,402	292,420	-	-	(102,239)	8,169,583
						-
Current liabilities	(3,236,929)	(401,456)	-	-	9,596	(3,628,789)
Non-current liabilities	(4,619,325)	(16,266)	-	-	-	(4,635,591)

(a)   Eliminations are comprised of intercompany balances;

Entity wide information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2010	2009	2008

Food	53.2%	80.2%	75.8%
Non-Food	43.0%	14.8%	17.3%
Other (*)	3.8%	5.0%	6.9%
Total Sales	100.0%	100.0%	100.0%

(*) Represents sales of gasoline and pharmacy items

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

27. Other operating expenses, net

Expenses	2010	2009	2008
Provision for probable lawsuits, net of gains from fine and interest remission - Law 11,941/09 (Note 21(iii))	(43.115)	(387.843)	-
Provision for lawsuits	(272.574)	-
VAT and other taxes writen-off	(23.116)	(358.973)	-
Business combination expense	(24.064)	(52.557)	-
Write-off restricted deposits	-	(29.838)
Installment taxes	(77.263)	-	-
liability indemnity	29.649	-	-
restructuring	(8.039)	-	-
Loss on disposal of property and equipment	(73.517)	(23.288)	(10.936)
Other			(8.125)
Total non-operating expenses	(492.039)	(852.499)	(19.061)

Income
Net Income Itaú Agreement	-	655.406	-
Gains resulting from arising purchase of a business combination	453.569
Reversal of provision for contingencies - PIS/COFINS	-	107.532	-
Other	12.454	11.688
Total non-operating expenses revenues, net	466.023	774.626	-

Non operating (expenses) revenues, net	(26.016)	(77.873)	(19.061)

(i)  In view of the procedural progress of certain claims, the Company’s legal counsels changed the chances of loss from possible to probable.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

28.     Net financial expenses

	2010	2009	2008
Financial expenses
Financial charges – BNDES	(19.243)	(18.288)	(27.483)
Financial charges – Debentures	(156.400)	(91.202)	(97.649)
Interest on loan	(106.708)	(83.703)	(84.635)
Swap operations	(71.341)	(50.011)	(92.701)
Fair value of financial instruments	(3.082)	38.731	(37.549)
Capitalized interest	9.580	12.426	31.723
Charger on receivables securitization	(113.807)	(106.931)	(135.111)
Sale of credit card receivables	(352.574)	(18.249)	-
Financial charges on contingencies and taxes	(211.439)	(146.051)	(132.031)
Interest on financial leasing	(14.225)	(3.821)	(5.154)
Financial transaction taxes and bank services	(49.818)	(23.807)	(27.272)
Mutual interest on loan	-	-	(577)
Present value adjustment	(820)	122	(458)
Other financial expenses	(64.822)	(10.397)	(14.755)
Total financial expenses	(1.154.699)	(501.181)	(623.652)

Financial income
Interest on cash and cash equivalents	144.326	142.353	184.449
Fair value of financial instruments	57.344	51.018	49.072
Financial charges on taxes and judicial deposits	90.435	42.606	39.732
Interest accrued on installment sales	7.863	5.362	23.708
Present value adjustment	(4.830)	307	(4.920)
Other financial income	36.560	5.060	45
Total financial income	331.698	246.706	292.086
Net financial results	(823.001)	(254.475)	(331.566)

29.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company provides monthly contributions on behalf of its employees. Contributions made by the Company for the year ended at December 31, 2010, amounted to R$ 2,348 (R$ 1,960 in 2009), and employees’ contributions amounted to R$ 3,462 (R$ 2,969 in 2009). The plan has 840 participants as of December 31, 2010 (861 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

30.   Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the diluted earnings per share calculation only when their settlement would have a dilutive impact on earnings per share.

In Brazil, preferred and common shares give different voting and liquidation rights.

Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share has been calculated for preferred shares.

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

December 31, 2010 and 2009

(In thousands of reais)

30.   Earnings per share (Continued)

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented:

	At December 31, 2010			At December 31, 2009
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividend proposed	109,003	62,572	171,575	87,223	53,277	140,500
Basic allocated undistributed earnings	349,156	201,691	550,847	288,919	180,012	468,931

Allocated net income available for
common and preferred shareholders	458,159	264,263	722,422	376,142	233,289	609,431

Basic denominator (in thousands of shares)
Weighted-average number of shares	156,873	99,680	256,553	145,442	99,680	245,122

Basic earnings per thousand shares (R$)	2.92	2.65		2.59	2.34

Diluted numerator
Dividend proposed (accrued)	109,003	62,572	171,575	87,223	53,277	140,500
Diluted allocated undistributed earnings (loss)	349,156	201,691	550,847	288,919	180,012	468,931

Allocated net income (loss) available for
common and preferred shareholders	458,159	264,263	722,422	376,142	233,289	609,431

Diluted denominator
Weighted-average number of shares	156,873	99,680	256,553	145,442	99,680	245,122
Stock options	1,616	-	1,616	1,302	-	1,302
Put Options (Sendas)	-	-	-	3,566	-	3,566

Diluted weighted average shares (in thousands)	158,489	99,680	258,169	150,310	99,680	249,990

Diluted earnings per thousand shares (R$)	2.89	2.65		2.50	2.34

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

30.   Earnings per share (Continued)

	At December 31, 2008
	Preferred	Common	Total

Basic numerator
Actual dividend proposed	37,071	24,780	61,851
Basic allocated undistributed earnings	165,812	113,683	279,495

Allocated net income available for
common and preferred shareholders	202,883	138,463	341,346

Basic denominator (in thousands of shares)
Weighted-average number of shares	132,170	99,680	231,850

Basic earnings per thousand shares (R$)	1.54	1.39

Diluted numerator	37,071	24,780	61,851
Dividend proposed (accrued)	165,812	113,683	279,495
Diluted allocated undistributed earnings (loss)

Allocated net income (loss) available for	202,883	138,463	341,346
common and preferred shareholders

Diluted denominator
Weighted-average number of shares	132,170	99,680	231,850
Stock options	-	-	-
Put Options (Sendas)	3,566	-	3,566

Diluted weighted average shares (in thousands)	135,736	99,680	235,416

Diluted earnings per thousand shares (R$)	1.49	1.39

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of reais)

31.  Insurance coverage

Coverage at December 31, 2010 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Covered risks	Amount insured
Property, equipment and inventories	Assigning profit	13,112,855
Profit	Loss of profits	2,395,808
Vehicles and other	Losses and damages	229,520

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$ 139,860. The aforementioned information was not reviewed by independent auditors.

The scope of our auditors work does not include the review of the sufficiency of the insurance coverage, which was assessed and evaluated as to its adequacy by the Company's Management.

32.  Subsequent events

At January 11, 2011, NCB and Itaú Seguros S.A. (“Itauseg”) entered into an Addendum to the Operational Services Agreement related to the sale of extended warranties, effective until December 31, 2015 renewable for three years. NCB received from Itauseg on January 20, 2011 the amount of R$ 260,000.

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