Form 20-F/A
period 2010-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2011-07-29
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No.1

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

1 Yes   ☒  No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2011 to  include, after our financial statements, the reports of Pricewaterhouse Coopers Auditores Independentes as independent registered public accounting firm for our subsidiaries Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento and Banco Investcred Unibanco S.A. (the “PWC Reports”).

This Form 20-F/A consists of a cover page, this explanatory note, an updated index to our financial statements to reflect the inclusion of the PWC Reports, the PWC Reports, an exhibit index and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on July 1, 2011.

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2010 and 2009

FIC - Report of Independent Registered Public Accounting Firm	A-1
BINV - Report of Independent Registered Public Accounting Firm	B-1
Globex - Report of Independent Registered Public Accounting Firm	C-1

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

Financeira Itaú CBD S.A. Crédito,
Financiamento e Investimento

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

Banco Investcred Unibanco S.A.

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

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

June 28, 2010

C-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By: /s/Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Chief Executive Officer

By: /s/José Antônio de Alemida Filippo
Name: José Antônio de Almeida Filippo
Title: Chief Financial Officer

Dated: July 29, 2011

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