Form 20-F
period 2011-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2012-04-30
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14626

________________________________________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY

(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

________________________________________________

José Antônio de Almeida Filippo, Chief Financial Officer

Phone:  +55 11 3886-0421 Fax:  +55 11 3884-2677

gpari@grupopaodeacucar.com.br

Avenida Brigadeiro Luiz Antonio, 3,142

01402-901 São Paulo, SP, Brazil

(Address of principal executive offices)

________________________________________________

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

160,558,750 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer,  as defined in Rule 405 of the Securities Act.

☒ Yes ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒  No

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

☒ Yes ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer ☒  Accelerated Filer ☐  Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒  No

Page

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.     KEY INFORMATION

3A.     Selected Financial Data

3B.     Capitalization and Indebtedness

3C.     Reasons for the Offer and Use of Proceeds

3D.     Risk Factors

ITEM 4.     INFORMATION ON THE COMPANY

4A.     History and Development of the Company

4B.     Business Overview

4C.     Organizational Structure

4D.     Property, Plants and Equipment

ITEM 4A.  UNRESOLVED STAFF COMMENTS

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.     Operating Results

5B.     Liquidity and Capital Resources

5C.     Research and Development, Patents and Licenses, Etc.

5D.     Trend Information

5E.     Off-balance sheet arrangements

5F.     Tabular disclosure of contractual obligations

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.     Directors and Senior Management

6B.     Compensation

6C.     Board Practices

6D.     Employees

6E.     Share Ownership

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.     Major Shareholders

7B.     Related Party Transactions

7C.     Interests of Experts and Counsel

ITEM 8.     FINANCIAL INFORMATION

8A.     Consolidated Statements and Other Financial Information

8B.     Significant Changes

ITEM 9.     THE OFFER AND LISTING

9A.     Offer and Listing Details

9B.     Plan of Distribution

9C.     Markets

9D.     Selling Shareholders

9E.     Dilution

9F.     Expenses of the Issue

ITEM 10.   ADDITIONAL INFORMATION

10A.       Share Capital

10B.       Memorandum and Articles of Association

10C.       Material Contracts

10D.       Exchange Controls

10E.       Taxation

10F.       Dividends and Paying Agents

10G.       Statement by Experts

10H.       Documents on Display

10I.    Subsidiary Information

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.       American Depositary Shares

i

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.   CONTROLS AND PROCEDURES

ITEM 16.   [RESERVED]

16A.       Audit Committee Financial Expert

16B.       Code of Ethics

16C.       Principal Accountant Fees and Services

16D.       Exemptions from the Listing Standards for Audit Committees

16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

16F.       Change in Registrant’s Certifying Accountant

16G.       Corporate Governance

PART III

ITEM 17.   FINANCIAL STATEMENTS

ITEM 18.   FINANCIAL STATEMENTS

ITEM 19.   EXHIBITS

2

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company” or “Pão de Açúcar Group” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise, (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value.  All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or “ADRs”, issued by The Bank of New York Mellon.

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

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts in respect of the year ended December 31, 2011 was R$1.876 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2011, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.  See “Item 3A.  Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

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

•           competition in the Brazilian retail industry in the sectors in which we operate,

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

1

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

3A.              Selected Financial Data

We changed our financial reporting from Brazilian GAAP to IFRS, beginning with the financial statements as of and for the year ended December 31, 2009.  Therefore, we present in this section summary financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2008, 2009, 2010 and 2011 included in this annual report and prepared in accordance with IFRS.

2

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2011 have been translated into U.S. dollars at the commercial rate for purchase of U.S. dollars in effect as of December 31, 2011 as reported by the Brazilian Central Bank of R$1.876 to US$1.00

	As of and for the Year Ended December 31,
	2008	2009(1)	2010(2)	2011	2011
	(millions of R$, except share, per share and ADS amounts)				(millions of US$, except share, per share and per ADS amounts)
Statement of operations data

Net sales revenue	18,032.0	23,192.8	32,091.7	46,594.5	24,837.2
Cost of sales	(13,279.5)	(17,493.8)	(24,241.5)	(33,933.0)	(18,088.0)
Gross profit	4,752.5	5,699.0	7,850.2	12,661.5	6,749.2
Selling, general and administrative expenses	(3,470.1)	(4,212.1)	(5,817.2)	(9,619.7)	(5,127.8)
Depreciation and amortization	(442.7)	(459.9)	(446.1)	(680.5)	(362.7)
Other operating expenses, net	(19.1)	(77.9)	(127.9)	(258.7)	(137.9)
Operating profit	820.6	949.1	1,459.0	2,102.6	1,120.8
Financial income	292.1	246.7	331.7	593.3	316.3
Financial expense	(623.7)	(501.2)	(1,154.7)	(1,926.0)	(1,026.7)
Equity pickup	(0.5)	5.4	34.5	34.8	18.6
Income before income and social contribution taxes	488.5	700.0	670.5	804.7	429.0
Income tax expense
Current	(36.3)	(68.1)	(52.1)	(142.1)	(75.7)
Deferred	(110.9)	(25.9)	(32.5)	57.1	30.4
Net income and comprehensive income	341.3	606.0	585.9	719.7	383.7
Attributable to equity holders of the parent	341.3	609.3	618.5	718.2	382.8
Attributable to noncontrolling interest	0.0	(3.4)	(32.6)	1.4	0.7

Basic earnings per 1,000 shares
Preferred	1.54	2.59	2.50	2.87	1.53
Common	1.39	2.34	2.27	2.61	1.39
Diluted earnings per 1,000 shares
Preferred	1.49	2.50	2.48	2.85	1.52
Common	1.39	2.34	2.27	2.61	1.39

Basic earnings per ADS	1.54	2.59	2.50	2.87	1.53
Diluted earnings per ADS	1.49	2.50	2.48	2.85	1.52
Weighted average number of shares outstanding (in thousands)
Preferred	132,170	145,442	156,873	159,775	159,775
Common	99,680	99,680	99,680	99,680	99,680
Total	231,850	245,122	256,553	259,455	259,455

Dividends declared and interest on equity per 1,000 shares (3)
Preferred	0.28	0.60	0.69	0.68	0.36
Common	0.25	0.53	0.63	0.62	0.33
Dividends declared and interest on shareholders’ equity per ADS (3)	0.28	0.60	0.69	0.68	0.36

Balance sheet data

Cash and cash equivalents	1,623.5	2,341.9	3,818.0	4,970.0	2,649.3
Property and equipment, net	4,867.0	5,356.6	6,794.3	7,358.3	3,922.3
Total assets	13,718.6	18,574.1	29,772.3	33,769.0	18,000.5
Short-term debt (including current portion of long-term debt)	334.6	687.6	2,915.1	4,917.5	2,621.3
Long-term debt	3,092.6	3,582.6	5,591.9	6,240.9	3,326.7
Shareholders’ equity	5,454.2	6,656.7	9,500.6	10,094.4	5,380.8
Share capital	4,450.7	5,374.8	5,579.3	6,129.4	3,267.3

Other financial information

Net cash provided by (used in):
Operating activities	1,256.0	1,842.8	361.4	1,128.1	601.3
Investing activities	(484.7)	(1,636.7)	(1,428.0)	(1,625.5)	(866.5)
Financing activities	(206.8)	512.4	2,542.7	1,649.4	879.2
Capital expenditures	(488.3)	(1,631.7)	(1,521.7)	(1,723.4)	(918.7)
____________

(1)   Includes the result of operations of Via Varejo S.A. (formerly Globex Utilidades S.A.), or “Viavarejo”, which operates under the brand name Ponto Frio as from July 1, 2009

 (2)  Includes the results of operations of Nova Casa Bahia S.A., or Nova Casa Bahia, which operates under the brand name Casas Bahia as from November 1, 2010.

(3)   Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A.  Consolidated Statements and Other Financial Information — Dividend Policy and Dividends.”

3

	2008	2009	2010	2011	2011
Operating Data	(in millions of R$, except as indicated)				(in millions of US$, except as indicated)
Employees at period end	70,656	85,244	144,914	149,070

Total square meters of selling area at period end	1,360,706	1,744,653	2,811,103	2,821,091

Number of stores at period end:
Pão de Açúcar	145	145	149	159
CompreBem	165	157	-	-
Sendas	73	68	-	-
Extra Hipermercados(1)	139	155	178	204
Extra Supermercado(2)	-	13	231	204
Extra Eletro	47	47	-	-
Assaí	28	40	57	59
Ponto Frio(3)	-	455	506	401
Casas Bahia(4)	-	-	526	544
Nova Pontocom(5)	-	-	N/A	N/A
Total number of stores at period end	597	1,080	1,647	1,571

Net sales revenues per employee(6):
Pão de Açúcar	229,076	262,547	287,016	288,256	153,655
CompreBem	325,737	336,011	-	-	-
Sendas	244,060	297,414	-	-	-
Extra Hipermercados(1)	339,614	356,092	431,185	452, 815	241,373
Extra Supermercado(2)	-	-	316,028	256,486	136,720
Extra Eletro	409,722	548,748	-	-	-
Assaí	437,538	303,361	418,860	486,356	259,251
Ponto Frio(3)	-	253,219	466,002	365,954	195,071
Casas Bahia(4)	-	-	N/A	464,689	247,702
Nova Pontocom(5)	-	-	N/A	N/A	N/A
CBD average net sales revenues per employee	297,536	315,055	382,182	393,595	209,806

Net sales revenues by store format:
Pão de Açúcar	3,378	3,802	4,287	4,740	2,527
CompreBem	2,573	2,585	-	-	-
Sendas	1,397	1,608	-	-	-
Extra Hipermercados(1)	9,120	10,402	11,658	12,546	6,688
Extra Supermercado(2)	-	-	4,597	4,390	2,340
Extra Eletro	295	386	-	-	-
Assaí	1,269	1,982	2,943	3,902	2,080
Ponto Frio(3)	-	2,428	4,455	4,524	2,411
Casas Bahia(4)	-	-	2,448	13,304	7,091
Nova Pontocom(5)	-	-	1,704	3,189	1,700
Total net sales	18,032	23,193	32,092	46,594	24,837

Average monthly net sales revenue per square meter(7):
Pão de Açúcar	1,481.1	1,637.2	1,835.1	1,944.6	1,036.6
CompreBem	1,085.4	1,148.7	-	-	-
Sendas	897.1	1,088.6	-	-	-
Extra Hipermercados(1)	1,025.3	1,138.0	1,219.4	1,275.4	679.9
Extra Supermercado(2)	-	-	1,187.5	1,331.1	709.5
Extra Eletro	881.1	1,154.1	-	-	-
Assaí	2,486.1	1,395.2	1,790.3	1,777.7	947.6
Ponto Frio(3)	-	620.4	1,032.6	1,072.9	571.9
Casas Bahia(4)	-	-	N/A	1,122.2	598.2
Nova Pontocom(5)	-	-	N/A	N/A	N/A
CBD average monthly net sales revenue per square meter	1,104.3	1,110.1	1,287.2	1,282.8	683.8

Average ticket amount:
Pão de Açúcar	26.1	29.8	33.2	36.3	19.3
CompreBem	19.3	20.7	-	-	-
Sendas	21.9	24.2	-	-	-
Extra Hipermercados(1)	43.7	48.5	53.3	53.9	28.8
Extra Supermercado(2)	-	-	23.9	25.1	13.4
Extra Eletro	299.1	346.6	-	-	-
Assaí	78.9	74.5	85.0	88.6	47.2
Ponto Frio(3)	-	618.4	563.9	451.2	240.5
Casas Bahia(4)	-	-	361.3	372.2	198.4
Nova Pontocom(5)	-	-	538.3	485.6	258.8
CBD average ticket amount	32.6	41.2	54.1	73.4	39.1

Average number of tickets per month:
Pão de Açúcar	10,769,076	10,607,751	10,765,303	10,882,640
CompreBem	11,128,328	10,387,308	-	-
Sendas	5,315,750	5,537,072	-	-
Extra Hipermercados(1)	17,406,079	17,886,223	18,237,819	19,380,583
Extra Supermercado(2)			16,026,255	14,588,413
Extra Eletro	82,185	92,908	-	-
Assaí	1,340,148	2,218,159	2,885,286	3,671,405
Ponto Frio(3)	-	333,487	658,275	835,446
Casas Bahia(4)	-	-	564,626	2,978,613
Nova Pontocom(5)	-	-	263,747	547,328
CBD average number of tickets per month	46,041,566	47,062,907	49,401,310	52,884,427

4

____________

 (1)  In 2011, includes the results of operations of 132 Extra Hipermercados stores and 72 Mini Mercado Extra stores. In 2010, includes the results of operations of 110 Extra Hipermercados stores and 68 Mini Mercado Extra stores.  In 2009, includes the results of operations of 103 Extra Hipermercados stores, 13 Extra Supermercado stores and 52 Mini Mercado Extra.

(2)   In 2011, includes the results of operations of 204 Extra Supermercado stores. In 2010, includes the results of operations of 101 Extra Supermercado stores, 17 Sendas stores and 113 CompreBem stores.

(3)   In 2009, includes the results of operations of Ponto Frio stores, and Pontofrio.com. From 2010 the results of Pontofrio.com are included in Nova Pontocom.

(4)   In 2010, includes the results of operations of Casas Bahia stores as from  November 1, 2010.

(5)   Includes all e-commerce assets of the Pão de Açúcar Group  (www.pontofrio.com.br, www.extra.com.br; www.casasbahia.com.br; wholesale activities and E-Hub). In 2010, includes the results of operations of Casasbahia.com as from  November 1, 2010.

(6)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

 (7)  Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between mid 2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011, the exchange rate was R$1.876 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2007	1.733	2.156	1.948	1.771
2008	1.559	2.500	1.838	2.337
2009	1.702	2.421	1.994	1.741
2010	1.655	1.881	1.759	1.666
2011	1.535	1.902	1.675	1.876

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
October 2011	1.689	1.886	1.773	1.689
November 2011	1.727	1.894	1.790	1.811
December 2011	1.783	1.876	1.837	1.876
January 2012	1.739	1.868	1.790	1.739
February 2012	1.702	1.738	1.718	1.709
March 2012	1.715	1.833	1.795	1.822
April 2012 (through April 19, 2012)	1.826	1.887	1.839	1.887

____________

Source:  Central Bank

(1)   Represents the average of the exchange rates of each trading date.

3B.              Capitalization and Indebtedness

Not applicable.

3C.              Reasons for the Offer and Use of Proceeds

Not applicable.

3D.              Risk Factors

An investment in the ADSs or our preferred shares involves a high degree of risk.  You should carefully consider the risks described below before making an investment decision.  Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.  The trading price of the ADSs and our preferred shares could decline due to any of these risks or other factors, and you may lose all or part of your investment.  The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy.  Brazilian political and economic conditions may adversely affect us and the trading price of the ADSs and our preferred shares.

The Brazilian government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities.  Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•           interest rates;

•           monetary policy;

•           exchange rate and currency fluctuations;

•           inflation;

•           liquidity of the domestic capital and lending markets;

•           tax and regulatory policies;

•           other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  These uncertainties and other future events affecting the Brazilian economy could cause a material adverse effect on us and the trading price of the ADSs and our preferred shares.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2005 and 2011, the base interest rate (SELIC) in Brazil varied between 19.75% p.a. and 8.75% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business.  We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.  In addition, Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us as our indebtedness is indexed to the interbank deposit certificate, or CDI, rate.  Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time there have been significant fluctuations in the exchange rate between the real  and the U.S. dollar and other currencies.  For example, the real  appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, as a result of the worsening global economic crisis, the real  depreciated 32% against the U.S. dollar, closing at R$2.337 to US$1.00 on December 31, 2008.  For the years ended December 31, 2009 and 2010, the real  appreciated 25.5% and 4.2% against the U.S. dollar, closing at R$1.741 and R$1.666 to US$1.00 on December 31, 2009 and 2010, respectively.  For the year ended December 31, 2011, the real  depreciated 12.6% against the U.S. dollar, closing at R$1.876 to US$1.00. The real  may substantially depreciate or appreciate against the U.S. dollar in the future.  Exchange rate instability may have a material adverse effect on us.  Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.

Developments and the perception of risk in other countries, especially in the United States, the European Union and in emerging market countries, may adversely affect our business and the market price of Brazilian securities, including the ADSs and our preferred shares.

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

The global financial crisis that began during the second half of 2008 has had significant consequences, including in Brazil, such as stock and credit market volatility, credit retraction, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, adversely affect us and the market price of Brazilian securities, including the ADSs and our preferred shares.

Risks Relating to the Retail Industry and Us

We face significant competition, which may adversely affect our market share and net income.

We operate mainly in the food retail and home appliances sectors.  The food retail sector in Brazil, including the cash-and-carry segment (atacarejo), a wholesale format in the retail food sector, and the home appliances sector, are highly competitive in Brazil.  We face intense competition from small retailers, especially from those that operate in the informal segment of the Brazilian economy.  In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete in the food retail sector with a number of large multinational retail food and general merchandise and cash-and-carry chains, as well as local supermarkets and independent grocery stores.  In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies.  Some of these international competitors have greater financial resources than we have.  Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

We are controlled by two groups of shareholders.

We are controlled by two groups of shareholders through their shared ownership of our holding company, Wilkes Participações S.A., which owns 65.6% of our voting shares and also the usufruct of 34.3% of our voting shares that are held by the Casino Guichard Perrachon Group (or “Casino Group”) and the group composed of Mr. Abílio dos Santos Diniz and other members of the Diniz family (or “Diniz Family”).  This holding company is also referred to in this annual report as the “Holding Company.”  The Casino Group and the Diniz Family have shared control of our Company since 2005.  See “Item 7A.  Major Shareholders.”  Our two major shareholders have the power to control our Company, including the power to:

•         appoint the members to our board of directors, who, in turn, appoint our executive officers,

•         determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Brazilian corporate law,

•         determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties,

•         deliberate on related party transactions and enter into new partnerships, and

•         deliberate on financings and similar transactions.

Our controlling shareholders may have interests that conflict with those of our other shareholders or holders of ADSs and the interests of our controlling shareholders may prevail over those of our other shareholders or holders of ADSs.

In addition, the co-control of our Company could result in deadlocks and disputes between our controlling shareholders with respect to strategic, control and other important issues, which may adversely affect us.  On May 30, 2011, the Casino Group filed a request for arbitration under the International Chamber of Commerce rules against Abílio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda. On July 1, 2011, the Casino Group filed another request for arbitration under the International Chamber of Commerce rules, naming as respondents all the parties listed above and us.  The two arbitrations have been consolidated into a single proceeding and a three-member arbitral tribunal has been constituted to decide the dispute. The consolidated arbitration proceeding is subject to confidentiality provisions and is aimed at ensuring compliance with the shareholders’ agreements concluded between the controlling shareholders.  We cannot predict the effects of the dispute on us. For additional information on shared decision-making, see “Item 7A.  Major Shareholders — Conditional Put Option Agreement and Shareholders’ Agreements.”

An Evolution of the Governance Structure and Control of Our Company is expected to occur in June 2012.

We are controlled by the Holding Company which, in turn, is currently co-controlled by the Casino Group and the Diniz Family, which share equal voting power in the Holding Company. Mr. Abílio dos Santos Diniz is the chairman of the Holding Company.

Mr. Abilio dos Santos Diniz has been our chairman since 2003 and the Holding Company’s chairman since 2006.  According to the terms of the Holding Company shareholders’ agreement, upon the election by Casino of the Chairman of the Board of Directors of the Holding Company there will be a change in our corporate governance structure, resulting in Casino becoming, through the Holding Company, the sole controlling shareholder of the Company, while Mr. Abilio dos Santos Diniz will be entitled to certain veto rights and other rights pursuant to the terms of the Shareholders’ Agreements (for further information, see “Item 7A. Major Shareholders – Conditional Put Option Agreement and Shareholders’ Agreements). On March 21, 2012, Casino informed us that it had sent a notice to the Diniz Family exercising its right to appoint, for compulsory election, as from June 22, 2012, the chairman of the board of directors of the Holding Company. We cannot predict the effects of such changes on us.

The Casino Group granted a sale option to the Diniz Family, which if and when exercised would permit the Diniz Family to require the Casino Group to purchase from the Diniz Family shares in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.  In addition, the Diniz Family granted a purchase option of one common share of the Holding Company to the Casino Group which, if and when exercised, will grant to the Casino Group the majority of the common shares issued by the Holding Company. We cannot anticipate the effects of such a change on us.

Under the terms of the Holding Company Shareholders’ Agreement, Mr. Abilio Diniz has the right to remain chairman of our board of directors for as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record. For further information, see “Item 7A.  Major Shareholders – Conditional Put Option Agreement and Shareholders’ Agreements.”

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

In 2010, we entered into an association agreement with the partners of Casa Bahia Comercial Ltda., which is still under review by Brazilian anti-trust authorities.  Until these authorities approve the association agreement, we cannot fully integrate the assets related to the association with our home appliances retail business or fully capture synergies between this business and our Company.

If we are not able to successfully integrate acquired businesses with ours or to capture synergies as planned, we may be materially and adversely affected.

We are subject to environmental laws and regulations.

We are subject to a number of different national, state and municipal laws and regulations relating to the preservation and protection of the environment, specially related to our gas stations.  Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas.  We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers.  Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused.  We cannot ensure that these laws and regulations will not become stricter.  In this case, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations.  Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us and the trading price of the ADSs and our preferred shares.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all.

Most of our stores are leased.  The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in case a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all.  In addition, our lease agreements contain contractual provisions that allow the landlord to increase the rent periodically, usually every three years.  A significant increase in the rent of our leased properties may adversely affect us.

We face risks related to our distribution centers.

Approximately 85% of our products are distributed through our 52 distribution centers located in the southern, southeastern, mid-western and northeastern regions of Brazil.  If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us.  Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores.  Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

We are exposed to risks related to customer financing and loans.

We have a financial partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, through which we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers private label and co-branded credit cards, personal and consumer credit and insurance at our stores.  FIC raises funds from financial institutions in order to finance credit sales to our clients. In addition, installment sales are widely used in the Brazilian home appliance market. We extend credit to our customers to finance their purchases in certain circumstances, especially in our home appliance segment in our Casas Bahia stores.  We are subject to the risks normally associated with providing these types of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to our customers, which could have a material adverse affect on us.

The retail segment is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the retail segment has experienced periods of economic slowdown that led to declines in consumer expenditures.  The success of operations in the home appliances retail sector depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels.  Reductions in credit availability and more stringent credit policies by credit card companies may negatively affect our sales, especially in the home appliance segment. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and more susceptibility to increases in the unemployment rate.  These conditions may cause a material adverse effect on us.

Because the Brazilian retail industry is perceived as essentially growth-oriented, we are dependent on the growth rate of Brazil’s urban population and its different income levels. Any decrease or slowdown in growth may adversely affect our sales and our results of operation.

Unauthorized disclosure of customer data through breach of our computer systems or otherwise could cause a material adverse effect on us.

One of the main e-commerce issues is the safe transmission of confidential information of our customers on our servers and the safe data storage on systems that are connected to our servers.  We depend on encryption and authentication technologies of third parties to safely transmit confidential information.  Technological advances, new encryption techniques and other developments may result in technological failures related to personal data protections provided by customers during purchasing.  Security breaches by third parties of our computer systems and unauthorized disclosure or use of confidential information of our customers may expose us to claims for fraudulent use of this information, loss of reputation and judicial claims with potentially high liability, which could cause a material adverse effect on us.

We depend on the transportation system and infrastructure to deliver our products to our stores.

Products destined for all of our stores are distributed through our distribution centers located in 14 Brazilian states. The transportation system and infrastructure in Brazil is underdeveloped and need significant investment to work efficiently and to meet our business needs.  Any significant interruptions or reduction in the use of transportation infrastructure or in their operations in the cities where our distribution centers are located as a result of natural disasters, fire, accidents, systemic failures or other unexpected causes may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Financial institutions in Brazil, including our subsidiary FIC, are subject to changing regulation by the Central Bank.

Our subsidiary FIC is a financial institution regulated by the Central Bank and is therefore subject to significant regulation. The regulatory structure of the Brazilian financial system is continuously changing. Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a retailer without financial operations.  Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted.  We may be adversely affected by changes in regulations, including those related to:

•           minimum capital requirements;

•           requirements for investment in fixed capital;

•           credit limits and other credit restrictions;

•           accounting requirements; and

•           intervention, liquidation and/or temporary special management systems.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  The top 10 stocks in terms of trading volume accounted for approximately 58%, 49% and 47% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores,  Mercadorias e Futuros), or BM&FBOVESPA, in 2009, 2010 and 2011 respectively.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

ITEM 4.      INFORMATION ON THE COMPANY

4A.              History and Development of the Company

We were incorporated in Brazil under Brazilian law on November 10, 1981 as Companhia Brasileira de Distribuição.  Our principal executive offices are located at Avenida Brigadeiro Luis Antonio, 3,142, São Paulo, São Paulo, Brazil (telephone: +55-11-3886-0421).  Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

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

In order to implement that strategy and to increase our market share, between 1981 and 2003 we acquired important supermarket chains such as Coopercitrus, Lourenção, Barateiro, Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados, Sendas  and small chains, such as São Luiz, Nagumo  and Rosado.

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco.  FIC exclusively offers private label and co-branded credit cards, personal and consumer credit and insurance at our stores.

In 2007, we acquired a 60% ownership interest in the Assaí chain by purchasing 60% of the capital stock of Barcelona Comércio Varejista e Atacadista S.A., or Barcelona, a company holding all of the operating assets of the Assaí chain.  This acquisition enabled us to enter the cash-and-carry segment, a wholesale format in the retail food sector, in the State of São Paulo. In 2008, we started cash-and-carry operations in the State of Rio de Janeiro through Xantocarpa, a company that assumed the operation of three Sendas stores, which were converted into Assaí stores.

In July 2009, we purchased a 70.2% ownership interest in Viavarejo (formerly Globex), a company which operates in the home appliances sector under the brand name Ponto Frio.  In this annual report, the term “home appliances” refers to sale of durable goods, i.e., electronics, furniture and other items for the home.  In a tender offer triggered by the acquisition, our Company increased its ownership interest in Viavarejo to 98.8%.

Also in July 2009, we purchased Barcelona’s remaining stock for R$175 million, corresponding to 40% of its capital stock and, accordingly, we now own 100% of the Assaí chain.

In 2010, we consolidated our leading position in the retail segment in Brazil and we believe we became the largest home appliance retailer in the country as a result of the association with the partners of Casa Bahia Comercial Ltda., a Brazilian home appliances retailer.  Pursuant to the association agreement, by means of a corporate reorganization, we and the partners of Casa Bahia Comercial Ltda. have integrated our respective businesses in the home appliances retail sector, and have unified the e-commerce operations conducted by our subsidiary, Viavarejo. We own 53% of Viavarejo. We have been consolidating Nova Casa Bahia’s results of operations into our results of operations since November 2010.  The association agreement remains subject to the approval of the Brazilian anti-trust authorities.

Also in December 2010, we entered into a stock purchase agreement with Sendas S.A. related to the acquisition of the remaining shares issued by Sendas Distribuidora S.A., held by Sendas S.A. Upon the acquisition of the remaining shares, we and our controlled companies Sé Supermercados Ltda. and Barcelona became holders of 100% of Sendas Distribuidora S.A.’s voting capital.

In 2011 we concluded the conversion of CompreBem and Sendas stores, which had begun in 2010, into Extra Supermercados stores and the integration of Ponto Frio and Casas Bahia is in progress, with the recurring capture of synergies.

Reorganization of E-Commerce Operations

When we acquired Nova Casa Bahia, we agreed with its then controlling shareholders to concentrate all e-commerce assets of the Pão de Açúcar Group and Casa Bahia Comercial Ltda. into Nova Pontocom Comércio Eletrônico S.A., or Nova Pontocom, an e-commerce company controlled by Viavarejo.  In addition, on November 8, 2010, Viavarejo and Nova Pontocom acquired the remaining equity interest of 55% in E-Hub, a service company in the e-commerce segment, which was a joint venture recorded as an investment in affiliated companies.

Nova Pontocom has an experienced management team, a platform integrated with state-of-the-art e-commerce technology, a broad portfolio of assets – www.pontofrio.com.br, www.extra.com.br; www.casasbahia.com.br; wholesale activities and E-Hub, all supported by our logistics, administrative capacities and IT infrastructure.  Viavarejo is the controlling shareholder of Nova Pontocom, holding 50.1% of its capital stock, CBD directly owns 43.9% and certain executive officers of Nova Pontocom hold the remaining shares, representing 5.53%.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$4,876.9 million in our operations in the three years ended December 31, 2011. The Company’s capital expenditure and investment plan for 2012 was proposed and is still subject to shareholder approval at the general shareholders’ meeting to be held on April 27, 2012.  The plan contemplates capital expenditures and investments for 2012 in the total amount of up to R$1.9 billion relating to (i) the opening of new stores, purchase of real estate and conversion of stores, (ii) the renovation of existing stores, and (iii) improvements to information technology, logistic and other infrastructure-related capital expenditures and investments. The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations. Our investments in the last three years have included:

Acquisitions of retail chains – When entering new geographic markets in the food retail sector, we have generally sought to acquire local supermarket chains to benefit from existing know-how in the geographic region.  For expansion within urban areas where we already have a presence, our preference has been to open new stores.  To enter the home appliances retail sector, we acquired Viavarejo and Nova Casa Bahia.  Our main focus in both the food and home appliances retail sectors is to expand organically, but we may continue carrying out strategic acquisitions if they result in synergies and add value to our business.  Since 2009, we have acquired 983 stores in the home appliances retail sector.  We have spent an aggregate of R$1,571.0 million in cash on acquisitions from 2009 through 2011.

The following table presents information regarding our acquisitions and the regional distribution of the stores we acquired since 2009:

Year	Chains Acquired	Stores	Geographic Distribution
2009	Ponto Frio(1)	457	São Paulo, Rio de Janeiro, Distrito Federal, Espírito Santo, Minas Gerais, Mato Grosso, Paraná, Bahia, Goiás, Rio Grande do Sul and Santa Catarina
2010	Casas Bahia(2)	526	São Paulo, Rio de Janeiro, Distrito Federal, Espírito Santo, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Paraná, Bahia, Goiás, Sergipe and Santa Catarina
2011	None	-	-
	Total	983

____________

(1)   Acquired in July 2009.

(2)   Association agreement entered into in December 2009.  The results of operations of Nova Casa Bahia have been consolidated with our results of operations as from November 1, 2010.

Opening of new stores and purchases of real estate – In the food retail sector, we usually seek real estate properties to open new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 142 new stores from 2009 through 2011, including those in the food retail sector and those in the home appliances retail sector. The total cost of opening these new stores and the purchase of real estate was R$992.0 million.

Renovation of existing stores – We usually remodel a number of our stores every year.  Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems.  In 2011, we focused on the conversion of 17 Sendas stores and 111 CompreBem stores into Extra Supermercado, Extra Hipermercado and  Pão de Açúcar  stores. The total cost of renovating stores from 2009 through 2011 was R$1,733.8 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  We have made significant investments in information technology in an aggregate amount of R$410.7 million from 2009 through 2011.  For more information on our information technology, see “Item 4B.  Business Overview—Technology.”

Expansion of distribution facilities – Since 2009, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.  We have spent an aggregate of R$169.4 million on our distribution facilities from 2009 through 2011.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2011:

	Year Ended December 31,
	2009	2010	2011
	(in millions of R$)
Opening of new stores	228.3	335.3	391.5
Acquisition of retail chains	885.1	225.2	460.7
Purchases of real estate	36.2	0.5	0.2
Renovations	334.3	778.9	620.6
Information technology	144.2	136.4	130.1
Distribution centers	3.7	45.4	120.3

Total	R$ 1,631.8	R$ 1,521.7	R$ 1,723.4

4B.              Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.4% of Brazil’s GDP (gross domestic product) in 2011.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of R$224.3 billion in 2011, representing an 11.3% increase compared with 2010.

The Brazilian retail food industry is highly fragmented.  Despite consolidation within the industry, according to ABRAS, the three largest supermarket chains represented approximately 46.8% of the retail food industry in 2011, as compared to 43.4% in 2010.  Our gross sales represented 23.5% of the gross sales of the entire retail food industry in 2011, also according to ABRAS.

The cash-and-carry segment (atacarejo), a wholesale segment in the retail food industry, was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale.

According to data published in February 2011 by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the home appliance retail sector was the second most important segment in December 2010 in the retail business in terms of sector revenues, after the food retail segment. The migration of lower income classes to lower-middle income classes drove consumption of higher value-added products.

According to the IBGE, the total population of Brazil was approximately 192.4 million in 2011, a 13.2% growth since 2000.  Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.  According to an IBGE estimate for 2011, the city of São Paulo has a population of approximately 11.3 million and the city of Rio de Janeiro has a population of approximately 6.4 million.  These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 41 million, representing 21.6% of the Brazilian population and is our largest consumer market.  The State of Rio de Janeiro is our second largest consumer market.

According to Fundação Getúlio Vargas, or FGV, per capita income in Brazil increased approximately 2.7%, in real terms, during the 12-month period ended January 2012. During the same period, poverty decreased 7.9%. The study projects that the A and B social-economic classes (upper income) are likely to grow 29.3% until 2014, while the C (middle class) is expected to grow by 11.9%.

The social inequality index (Gini) in Brazil has decreased for the 12th consecutive year, in January 2012 reaching the lowest level since the 1960’s (0.5190). During the past 10 years, income for the 50% poorest in Brazil increased 68%, while it increased only 10% for the richest 10%.

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

Class Level	Average Monthly Income (in R$)
A1	13,100
A2	9,100
B1	4,900
B2	2,750
C1	1,650
C2	1,100
D	710
E	490

According to a study by IPC Maps 2011, classes A1 and A2 households will account for only 19.0% of the urban population and classes B1 and B2 households will account for 46.4% of the urban population.  Classes C1, C2, D and E will collectively represent 34.6% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of the gradual salary increases and a steadily growing population.  The Brazilian monthly minimum wage was increased to R$622.73 in January 2012. Our management believes based on internal data for the years immediately following the introduction of the real, that even small purchasing power increments generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium-priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

We are the largest retailer in Brazil in the food retail sector based on both gross sales and number of stores and we believe we are the largest home appliance retailer in Brazil. In 2011, we had a market share of approximately 23.5% of the Brazilian food retail sector, according to ABRAS. As of December 31, 2011, our total gross sales, including the food and non-food retail segments, totaled R$52,681 million. On the same date, we operated 1,571 stores, 78 gas stations and 154 drugstores in 19 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 52 distribution centers located in 14 Brazilian states.

We classify our various business segments into four operating segments as follows:

•          Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Extra Supermercado (ii) hypermarkets through the banner Extra Hipermercados, and (iii) neighborhood stores through the banner Mini Mercado Extra.

Food products include non-perishable food products, beverages, fruit, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products, and personal care products.  In some cases, these goods are sold in the form of private label products at our food retail stores.  We also sell non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mattresses, pet products and gardening.  Some of the products listed above are also offered in the form of our private label products.  We also sell our products in the food retail segment through our website www.paodeacucar.com.br.  At our Extra Hipermercados stores, we also sell electronics, such as personal computers, software, computer accessories, and sound and image systems.

In addition, we include in the food retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations.

In the food and non-food retail segments we also provide extended warranties to our customers upon the sale of home appliances at our stores and bill payment services, in addition to the services directly offered at our stores, such as photo development.

•          Cash-and-carry segment, which consists of sales of food and some non-food products to intermediate consumers and retail customers through the Assaí banner.

•          Home appliances segment, which consists of sales of durable goods, i.e., electronics, home appliances, furniture and other items for the home, and the provision of products and services, such as specialized and convenient sales and after-sales service through Casas Bahia and Ponto Frio stores.

•          E-commerce segment, which consists of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, wholesale activities and E-Hub, owned by Nova Pontocom.

Segment Revenue and Income Distribution

The table below shows our revenues from our operating segments and their participation in our net revenues.  Results of the operating segments are presented in IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2011
Operating segment	Net Revenues from the Segment (in millions of R$)	Percentage of Total Net Revenues
Food retail	21,675.8	46.5%
Cash-and-carry	3,902.0	8.4%
Home appliances	17,827.5	38.3%
E-commerce	3,189.2	6.8%
Pão de Açúcar Group	46,594.5	100.0%

The table below shows the profit or loss (as the case may be) from each of the operating segments and their participation in our net income.  Results of the operating segments are presented in IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2011
Operating segment	Net Income from the Segment (in millions of R$)	Percentage of Total Net Income
Food retail	624.4	86.8%
Cash-and-carry	(8.5)	(1.2)%
Home appliances	77.0	10.7%
E-commerce	26.8	3.7%
Pão de Açúcar Group	719.7	100.0%

For more information about our revenues and net income from our operating segments, see “Item 5A. Operating Results _Results of Operations for 2011, 2010 and 2009 .”

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	CompreBem	Extra Hiper	Extra Eletro	Sendas	Mini Mercado Extra	Extra Super	Assaí	Ponto Frio	Casas Bahia	Total
As of December 31, 2008	145	165	102	47	73	32	5	28	–	-	597
During 2009
Opened	5	–	2	–	–	21	–	7	11	-	46
Closed	(2)	(1)	–	–	(2)	(1)	(1)	–	(13)	-	(20)
Transferred (from)/to	(3)	(7)	(1)	–	(3)	–	9	5	–	-	–
Acquired	–	–	–	–	–	–	–	–	457	-	457
As of December 31, 2009	145	157	103	47	68	52	13	40	455	-	1,080
During 2010
Opened	1	-	8	-	-	23	2	13	8	-	55
Closed	-	(1)	-1	(3)	(1)	(7)	-	-	(1)	-	(14)
Transferred (from)/to	3	(43)	-	(44)	(50)	-	86	4	44	-	-
Acquired	-	-	-	-	-	-	-	-	-	526	526
As of December 31, 2010	149	113	110	-	17	68	101	57	506	526	1,647
During 2011
Opened	3	-	3	-	-	6	1	2	6	20	41
Closed	-	(2)	-	-	-	(2)	-	-	(111)	(2)	(117)
Transferred (from)/to	7	(111)	19	-	(17)	-	102	-	-	-	-
Acquired	-	-	-	-	-	-	-	-	-	-	-
As of December 31 2011	159	-	132	-	-	72	204	59	401	544	1,571

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, which consists of the states of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo. The Southeast region accounted for 83.1% of the Company’s consolidated net sales for the year ended December 31, 2011, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net sales for the year ended December 31, 2011.  In addition, none of these regions represents individually more than 10% of the consolidated net sales.

The following table sets forth the number of our stores by region as of December 31, 2011:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	59	43	19	4	21	13
Extra Hipermercado	28	43	24	7	18	12
Extra Supermercado	69	82	45	-	8	-
Mini Mercado Extra	61	11	-	-	-	-
Assaí	18	21	10	-	7	3
Ponto Frio	51	99	93	122	0	36
Casas Bahia	87	179	97	100	35	46
Total	373	478	288	233	89	110

____________

(1)   Consists of stores in 121 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Espírito Santo, Rio Grande do Sul, Santa Catarina, Minas Gerais and Paraná.

(3)   This area comprises the states of Bahia, Piauí, Ceará, Pernambuco, Paraíba, Rio Grande do Norte, Sergipe, Tocantins and Alagoas.

(4)   This area comprises the states of Mato Grosso do Sul, Mato Grosso, the Federal District and Goiás.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats as of December 31, 2011:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues
Pão de Açúcar	Supermarket	159	211,159	1,328	16,444	10.2%
Extra Hipermercado (2)	Hypermarket	132	840,676	6,369	27,034	26.9%(2)
Mini Mercado Extra (2)	Neighborhood store	72	15,776	449	673	-(2)
Extra Supermercado	Supermarket	204	244,393	1,198	17,114	9.4%
Assaí	Cash and carry	59	183,848	3,116	8,023	8.4%
Ponto Frio	Home appliances store	401	322,431	804	12,362	9.7%
Casas Bahia	Home appliances store	544	1,003,008	1,844	28,629	28.6%
Nova Pontocom (3)	E-commerce	-	-	-	-	6.9%
Head office & distribution center		-	-	-	38,791	-
Total		1,571	2,821,091	1,796	149,070	100.0%

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Mini Mercado Extra sales are included in Extra Hipermercado sales.

(3)    Nova Pontocom’s employees are included in Head office & distribution center.

For a detailed description of net sales revenue for each of our store formats, see “Item 5A.  Operating Results.”

Food Retail Operating Segment

Pão de Açúcar Stores

Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo metropolitan area).  We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce.  The Pão de Açúcar stores target the Brazilian class A and class B household consumers.  The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average of 77.9 employees per 1,000 square meters of store space.  Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.  Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

As of December 31, 2011, we had 159 Pão de Açúcar stores.  The Pão de Açúcar stores have an average of 1,328 square meters of selling space.  Food products represented 93.8% of gross sales revenue attributable to Pão de Açúcar in 2011 and non-food products represented 6.2%.

The Pão de Açúcar banner recorded gross sales of R$5,282.3 million in 2011, representing an increase of 10.9% relative to 2010.  This increase was a result of the strong performance of the Pão de Açúcar banner in the Northeast region and expansion (3 new stores were opened and seven stores were converted into Pão de Açúcar banner).

Extra Hipermercados Stores

Extra hypermarkets are our largest stores.  We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra hypermarkets offer the widest assortment of products of any of our store formats and had an average selling area of 6,369 square meters as of December 31, 2011.  The Extra stores target the Brazilian classes B, C, D and E classes. As of December 31, 2011, we had 132 Extra stores.  The sale of food products and non-food products represented 61.5% and 38.5% of Extra Hipermercados’ gross sales in 2011, respectively.

Gross sales of the Extra banner in 2011, including Mini Mercado Extra sales, reached R$14,034.5 million, a 11.0% increase compared to 2010.  This increase was due to price competitiveness, better assortment of electronic products and expansion (three new stores were opened and 19 stores were converted from the supermarket format into Extra hypermarkets).

Extra Supermercado Stores

As of December 31, 2011, we operated 204 Extra Supermercado stores.  Our Extra Supermercado banner is characterized by stores with an average sales area of 1,137 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores are complete neighborhood supermarkets with exceptional meat and bakery products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment with exemplary customer service.  The sale of food products and non-food products represented 91.5% and 8.5% of Extra Supermercado’s gross sales in 2011, respectively.

As part of our strategy to increase our operations in this segment and take advantage of the migration of the Brazilian population from lower income class to lower-middle income class, we converted CompreBem and Sendas stores into Extra Supermercado stores to unify our banners that are targeted at lower to middle income consumers.  Through this conversion process, we strengthened our position in this increasingly growing segment of the Brazilian population and streamlined our operations.

Gross sales of the Extra Supermercado format in 2011 reached R$4,825.2 million, a 4.8% decrease compared to 2010.  This decrease was mainly due to the conversion of 26 stores from the supermarket format into Extra Hipermercados and Pão de Açúcar stores and the closing of two stores.

Mini Mercado Extra Stores

With the establishment of the Extra Fácil banner in July 2007, we significantly increased our presence in the convenience and neighborhood store segment, where we had already been operating through our Extra Supermercado stores. In 2011, we began to re-brand the banner to Mini Mercado Extra (Extra Mini Market), keeping our “umbrella brand” in the name, but specifically emphasizing the neighborhood concept behind these stores. Through this process, the model was improved with some changes to the products and services mix, including a larger offer of customized services on perishable goods such as bakery products, sliced cheese/meat and butchery products. The mean sales area also increased to 300 square meters, with more check-outs and employees. These changes are a response to consumer demand, specifically the demand for healthier food, comfort and convenience.

We opened five new stores in 2011, bringing the total of Mini Mercado Extra stores to 72 units as of December 31, 2011.  The sale of food products and non-food products represented 94.5% and 5.5% of Mini Mercado Extra’s gross sales in 2011, respectively.

Gas Stations

As of December 31, 2011, we operated 78 gas stations. The vast majority of our gas stations are located within the parking area of certain of our stores.  The location of our gas stations allows our customers to both shop and refuel their car while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.  We expect to increase the number of gas station units, especially in connection with the Extra and Assaí banners, and increase synergies with drugstores and Mini Mercado Extra stores.

Drugstores

As of December 31, 2011, we operated 154 units in 16 states and in the Federal District.  We opened four new stores in 2011.  In addition, we presented a new positioning of our drugstores: larger stores with a new product mix and better services. A part of our drugstores have already been changed to fit this new concept. Our strategy for drugstores is to provide greater convenience to our customers by providing additional products.

Pão de Açúcar Delivery

The Pão de Açúcar Delivery, or PA Delivery, is an extension of our Pão de Açúcar banner.  Through the PA Delivery, our clients order products through the Internet.  As of December 31, 2011, we had nine PA Delivery shipping units in Brazil, three located in the Greater São Paulo area, one in each of the cities of Indaiatuba (interior of the State of São Paulo), Bertioga (in the coastal region of the state of São Paulo), Rio de Janeiro, Brasília, Curitiba and Fortaleza.

Cash-and-Carry Operating Segment

Assaí Stores

The cash-and-carry Assaí has been operating in the cash-and-carry segment for 38 years and as of December 31, 2011, Assaí  had 8,023 employees and 59 stores.  In 2011, we opened 2 new Assaí stores.  In 2011, the Assaí banner recorded gross sales of R$4,288.8 million, an increase of 31.8% compared to 2010.

In 2011, the format underwent some changes as a result of a strategic decision to focus on food distributors and processors, which led to a reduced and more profitable product mix, generating scale gains and permitting more advantageous negotiations with suppliers.

Home Appliances Operating Segment

Ponto Frio Stores

Our Ponto Frio stores are specialized in home appliances such as consumer electronics.  As of December 31, 2011, we operated 401 Ponto Frio stores as a result of our acquisition of Globex (now called Viavarejo) in July of 2009.  In 2011, Ponto Frio stores had gross sales of R$5,210.3 million.

Our Ponto Frio stores target middle- and higher- income customers and our strategy is to open more stores in shopping malls focused on the A and B classes (higher income). We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties.

Casas Bahia Stores

Our Casas Bahia stores are specialized in furniture and home appliances.  As of December 31, 2011, we operated 544 stores as a result of the association with Casa Bahia Comercial Ltda.  In 2011, Casas Bahia stores’ gross sales totaled R$15,570.8 million.

Our Casas Bahia stores target middle- and lower-income customers (B and C classes), who are attracted by flexible payment alternatives, including installment plans. Casas Bahia stores are generally larger than Ponto Frio stores. Our Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

E-commerce Operating Segment

In line with our strategy of expanding our share of the sales of home appliances through e-commerce, in 2010 we consolidated our e-commerce operations by creating a new company called Nova Pontocom.  This segment consists of remote sales of a broad product mix through the websites: Extra.com.br, PontoFrio.com.br  and CasasBahia.com.br  . In 2011, the e-commerce segment’s gross sales totaled R$3,468.7 million.

In recent years, Nova Pontocom’s sales have grown at least 50% more than the fast growing Brazilian e-commerce segment (as measured by e-Bit). As of March 2010, it had the second highest market share of the segment according to Exame, and has since narrowed the gap with the market leader.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season.  Sales revenues in December are typically 40% above the average sales revenues in the other months.  We also experience strong seasonality in our results for the month of April as a result of the Easter holiday where we offer specialized products for the occasion as well as in Soccer World Cup years where some of our products show an increase in sales.

Seasonality relating to the availability of some of our products (such as fruits and vegetables) do not affect our results due to the large and diverse selection of products we offer our customers.

Our Products

Our products in the food retail sector are mostly ready-for-sale products that we purchase and resell to our end-user consumers.  Only a portion of our products are produced at our stores, which are based on formulations prepared by our technical team for development of perishables.  In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured and/or handled at our stores are:  (i) fruits and vegetables, cut or packaged at our stores; (ii) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (iii) ready-to-eat meals sold at our deli counters; and (iv) bread, cakes and sweets made at the bakeries located within our stores.

We do not manufacture the products sold under our own exclusive brands.  These products are manufactured by suppliers who are carefully selected by our Company, after we have thoroughly evaluated the quality of their service and their capacity to meet our demand.  The development of products carrying our private label is guided by a detailed process aimed at standardizing our products and ensuring the products’ manufacturing and launch within the commercial and strategic targets of our brands and compliance with our quality standards, involving various areas of our Company.

In the home appliances retail sector all our products are ready-for-sale products that we purchase and resell to our end-user consumers. We generally do not sell products in the home appliances segment under our own brands, but we offer value-added services, such as extended warranties.

Suppliers

The purchasing of products for our Pão de Açúcar, Extra Hipermercados, Extra Supermercado, Mini Mercado Extra and Assaí stores is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unaffiliated suppliers.  As a result, we are not dependent on any single supplier.

The purchasing of products for our Ponto Frio and Casas Bahia stores and for our e-commerce operating segment is separate and we purchase from a small number of suppliers, mostly Brazilian. We do not depend on any single supplier in our home appliance and e-commerce segments. In 2011, our largest supplier in the home appliance and e-commerce segments represented 14.7% and 13.2% of their respective sales and the ten largest suppliers in these segments represented 66.1% and 63.4% of its respective sales.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 52 distribution centers (including those of Nova Casa Bahia and Viavarejo) strategically located in 14 Brazilian states with a total storage capacity of approximately 1,372,423 square meters.  We were the first retailer in Brazil to have a centralized distribution center.  The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

Our distribution centers are, significantly supported by pd@net, a business-to-business technology platform which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2011, we focused on the following tasks: (i) in order to obtain better performance for our logistics network in the next few years we have redefined it, opening or changing warehouse formats by using new concepts such as CDA (Advanced Distribution Center) which aims to bring our store operation and distribution units closer and increase regionalization and products organization by turn-over. We are also beginning a synergies study to (i) better use the physical structure within the supply operations of our different businesses; (ii) increase technological investment, prioritizing productivity and operational efficiency increases such as picking by voice; (iii) implement an Oracle-Retail system that guarantees an advanced purchase planning platform with global stock reports of the entire supply chain, reducing inventory and increasing product availability in stores. In 2012, our strategy is to apply a new supply synergy concept to our logistics network and, therefore, to share the use of physical areas between our different businesses in lower density regions, addressing the specificities of each business. The expectation is to capture gains through the reduction of losses and working capital.

Our logistics and distribution processes are divided in accordance with the products and services sold under our banners.  Accordingly, our distribution processes are guided by the following procedure:

Stores, Supermarkets and Hypermarkets

As of December 31, 2011, the logistic process to supply our stores, supermarkets and hypermarkets (excluding Ponto Frio, Casas Bahia, our e-commerce business, drugstores and gas stations) included 20 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 421,168 square meters area including both our own and outsourced distribution centers.  Our distribution process is performed by an outsourced fleet that, on December 31, 2011, totaled more than 1,500 vehicles exclusively dedicated to this activity, all of which are tracked via GPS.  As of December 31, 2011, our centralization rate (the percentage of the products supplied at our stores that come directly from our distribution centers) was 85%, excluding our cash and carry operation. Including our cash and carry operation, our centralization rate  was 76%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Entry.”  As of December 31, 2011, 15% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Entry” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines. Including our cash and carry operation, 24% of our stores’ sales corresponded to “Direct Entry” products.

Electronic products and home appliances – Casas Bahia and Ponto Frio stores

The logistics process associated with our Casas Bahia and Ponto Frio stores involves an examination of Ponto Frio’s stores’ forecast for sales, which we use to submit orders to our suppliers.  Once these orders are issued, the delivery of products is managed by Viavarejo supply chain area, which analyzes inventory levels, sales estimates by store and other variables, and schedules the delivery of the requested products with our suppliers.  The products are delivered and distributed among Viavarejo’s distribution centers, which as of December 31, 2011 totaled 26 distribution centers located in 13 Brazilian states (São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Bahia, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Santa Catarina, Ceará, Rio Grande do Sul and the Federal District.)

PA Delivery

Our PA Delivery units share the same inventories with our stores, where our PA Delivery units are strategically located, to take advantage of a larger area of delivery and profit.

Nova Pontocom

Our non-food products’ e-commerce network offers assistance to our clients from a network of fully dedicated distribution centers.  These centers are used for storage and handling of goods from the time they are selected and packed until the invoice is issued and the products are shipped.  Upon the placement of an order on our website or through our call center and upon confirmation of the payment by the financial institution, the products are selected by a specialized team, are checked and packaged by our quality control department, and the invoice is issued.

Drugstores

Our drugstores are supplied with medications and similar products, such as cosmetics. The logistics system varies between centralized deliveries through our warehouses and decentralized deliveries. We have supply agreements with the main pharmaceutical distributors in the country, as well as regional distributors across Brazil. Since 2010, we have had a centralized operation in São Paulo with some pharmaceutical industries delivering to our drugstores in the state of São Paulo.

Gas Stations

Our gas stations are supplied by exclusive suppliers.  In 2011, we used five suppliers.  Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station.  Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas, or GNV, is different.  GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance boxes, using specific pipelines.

Marketing

Our marketing policy is aimed at attracting and retaining our customers.  To this end, we conduct integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target market for each store banner.  Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strengths in terms of selection, service and competitive prices.

In  2009, 2010 and 2011 we spent approximately R$266.4 million, R$281.0 million and R$973.9 million respectively, on advertising (approximately 1.0%, 0.9% and 2.1% of total net sales revenues in each year, respectively).  Also, 26.3%, 28.1% and 18.2% of our total marketing expenditures in 2009, 2010 and 2011, respectively, were spent on radio, newspaper and magazine advertising.  Television advertisements accounted for 39.2%, 35.8% and 54.1% of advertising expenses in 2009, 2010 and 2011, respectively. We spent 35.6% in 2009, 36.1% in 2010, and 27.2% in 2011 on other promotional activities.

FIC and Investcred

Before our acquisition of Viavarejo, Viavarejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred.  In December 2009, we amended our partnership with Itaú Unibanco to include Investcred in the partnership and to extend the partnership’s term an additional five years.  Itaú Unibanco paid us R$600.0 million, of which R$550.0 million related to Itaú Unibanco’s right to enter into similar partnerships with other retailers and R$50.0 million related to the extension of term until August 28, 2029.

FIC operates service kiosks in our stores that have exclusive rights to offer private label and co-branded credit cards, personal and consumer credit and insurance.  FIC has been operating for seven years and has 8.4 million customers (including the customer base of Investcred). Our Company and Itaú Unibanco each hold 50% of FIC’s capital stock.  Our Company holds 36% and Viavarejo holds 14%.  Itaú Unibanco is responsible for managing FIC and appointing the majority of its officers.

FIC’s share of our total gross sales amounted to 8.1% as of December 31, 2011.  In 2011, FIC had an equity pickup of R$34.8 million, a decrease compared to the R$34.5 million in 2010, due to (i) the  increase in the number of FIC’s customers, (ii) the products related to credit cards, such as personal credit, payment of invoices in installments, among others, which increased our profitability.

We maintain our strategy to increase the FIC card’s share of sales, making it the best payment option in the stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

The table below sets forth the breakdown of FIC’s customers in 2009, 2010 and 2011.

Total number of clients (in thousands)	2009(1)	2010	2011
Private label cards	4,262	5,172	5,519
Co-branded cards	2,228	2,499	2,831
Direct consumer credit agreements	358	70	24
Personal loans	57	24	9
Total	6,905	7,765	8,382

____________

(1)   Including Viavarejo (Ponto Frio).

Credit Sales

In 2011, 59.3% of our net sales revenue were represented by credit sales, principally in the form of credit card sales, installment sales and purchase vouchers, as described below:

Credit card sales.  All of our store formats accept payment for purchases with MasterCard, Visa, Diners Club, American Express and our co-branded credit cards.  Sales to customers using credit cards accounted for 43.6%, 45.8% and 48.7% of our net sales revenue in 2009, 2010 and 2011 respectively.  Of this total, sales through private label and co-branded credit cards accounted for 12.3% of our net sales revenue in 2011.  An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales.  Our Extra hypermarkets, Ponto Frio and Casas Bahia stores offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards. Sales to customers using credit cards on an installment basis accounted for 38%, 50% and 62% of our total credit card sales (mentioned above) in 2009, 2010 and 2011 respectively. An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Installment sales (“Crediário”).  Our Casas Bahia stores offer easy access to credit through payment slips (“carnês”) to our customers to finance their purchases.  Sales to customers using payment slips accounted for 6.8% in 2011. Installment sales are widely used in the Brazilian home appliance market. We usually discount certain receivables in connection with these installments to meet working capital needs of the home appliance segment. These discounts are considered as a financial expense.

Purchase vouchers.  We accept as payment in our stores vouchers issued by third party agents to participating companies who provide them to their employees as a fringe benefit.  Purchase vouchers accounted for 7.5%, 5.9% and 3.6% of our net sales revenue in 2009, 2010 and 2011 respectively.  An allowance for doubtful accounts is not required as credit risks are substantially assumed by the companies that issue the vouchers.

We record allowance for doubtful accounts based on average historical losses complemented by our estimates of probable future losses.

Technology

We invested R$144.2 million in information technology in 2009, R$136.4 million in 2010, and R$130.1 million in 2011.  Our information technology department is interconnected with our other departments, streamlining our strategic initiatives.

In 2011 we completed the final part of the Oracle-Retail implementation process. It was our largest investment in technology in the past years and this tool has already contributed to reduce inventory and shrinkage levels in stores. During the year, the new production model of commercial planning based on demand, which considers product sales history based on a scientific historical database, is already being implemented in every banner. Currently, 40% of our grocery products are supplied by this model using a previously defined demand and with a minimum margin of error.

We also implemented MFP (Merchandising Financial Planning), a tool that has already useful during the Integrated Planning process for 2012 and will adjust the comparison between budget and actual sales. In addition, we also implemented OTM (Oracle Transportation Management), which helps our distribution by optimizing the loads in the trucks and reducing transportation costs.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado,  Mini Mercado Extra, Pão de Açúcar,  Ponto Frio,  Casas Bahia and Assaí) with respect to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with Instituto Nacional de Propriedade Industrial (National Industrial Property Institute), or INPI.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2011, our most important trademarks (Pão de Açúcar, Companhia Brasileira de Distribuição, Extra, Qualitá, Taeq, Ponto Frio, Casas Bahia and Assaí, among others) were duly registered with INPI and we had approximately 3,046 trademarks registered or in the process of being registered in Brazil.  We did not have any registered patents as of December 31, 2011.

We own the following domain names, among others:  www.extra.com.br, www.grupopaodeacucar.com.br, www.paodeacucar.com.br, www.assaiatacadista.com.br, www.pontofrio.com.br  and www.casasbahia.com.br.  Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad.  Foreign presence in the Brazilian retail food industry started with French retail food chain, Carrefour.  In the past decade, the U.S. chain Walmart has also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry.  Thus, the Brazilian retail food industry is highly competitive.  Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some South American countries.

Recently, leading retail food companies, including our Company, have pursued the following strategies:

•           acquire smaller chains;

•           migrate large stores to smaller formats, such as neighborhood banners; and

•           increase share of supermarkets in sales of clothing, general goods, electronic products, furniture and construction materials as well as in other categories of non-food products.

Our competitors vary depending on the regional location of the stores.  Our principal competitors in the State of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda and Walmart.  In Brasília, our principal competitors are Big Box, Carrefour, Super Cei and.Super Maia. In the State of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets.  In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and.  GBarbosa.

The principal competitor of Extra hypermarket is Carrefour, which operates stores in the southeastern and southern regions of Brazil, and Walmart, which operates through various banners in the southeastern, northeastern and southern regions of Brazil.

Assaí chain competes with Atacadão, a wholesale chain purchased by Carrefour  in 2007, Roldão, Tenda, Makro and Maxxi.

In our other regional markets, we compete not only with the organized food retail sector, but also with various small and medium-sized chains, family companies and food retail businesses.

In the home appliances market, the principal competitors of our Casas Bahia and Ponto Frio stores are Magazine Luiza, Pernambucanas, Ricardo Eletro, Lojas Insinuante and Fast Shop, as well as hypermarkets such as Carrefour  and Walmart.

In relation to our food products e-commerce, our PA Delivery units are market leaders and do not face competition at the national level; however there are relevant competitors in local markets, such as Zona Sul, which has a higher market share than us in the city of Rio de Janeiro, Mercadorama, which belongs to the Walmart group, in the city of Curitiba, and Sonda, in the city of São Paulo.

In non-food products e-commerce, our competitors are Brazilian and foreign companies, although we believe that the competition from foreign companies is not yet material in this segment.  According to a study by Exame, a Brazilian business magazine in the beginning of March 2010, Nova Pontocom (comprised by Extra.com.br,  PontoFrio.com and CasasBahia.com), has the second highest market share in this segment. Our main competitors in this segment are B2W, the market leader, which owns Americanas.com,  Submarino and Shoptime, among others, Comprafacil  of the Hermes Group, Magazine Luiza, Walmart, Saraiva, Carrefour and Fast Shop.

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

Since 2010, the Brazilian Congress is discussing a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters in the relevant neighborhood.  The proposed regulation is intended to protect traditional family-owned retailers that have increasingly lost market share in Brazil to the larger chains and hypermarkets.  Regulations of this type already exist at the municipal level.  For example, the city of Porto Alegre in the State of Rio Grande do Sul has an ordinance prohibiting the construction of food retail stores with a selling area greater than 2,500 square meters.  Other jurisdictions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

Environmental Matters

In 2008, we initiated a new policy of sustainable operations strengthening our sustainability practices which are now measured and improved on a regular basis.  We also incorporated sustainability into our operations on a company-wide level, encompassing every sector of the organization.  As a result, we created an internal working group and the Sustainable Development Committee, which is linked to our board of directors.

The sustainability measures we have adopted in the last few years include:

•         control of our water and energy consumption, in addition to controlling the volume of waste generated and proper disposal thereof, including offering our customers recycling stations at 114 Pão de Açúcar stores and 121 Extra stores;

•         we have 40 stores that optimize the re-usage of our recyclable and organic garbage, re-using approximately 85% of the waste volume (including recycling, composting, etc.)  The same system is being adapted for additional store throughout all our banners;

•         Caixa Verde (Green Checkout) program that since 2008 enables our clients to dispose of paper and plastic packaging at the time of purchase, the first retail pre-consumption recycling program in Brazil. Green Checkout is currently available in 71 Pão de Açúcar and 66 Extra stores;

  27.5% of the energy we buy comes from renewable sources;
  our refrigeration systems (cold stores, air conditioning, refrigerators and freezers) use R-22 gas, a variation of refrigeration gas which is less damaging to the ozone layer than R-12 gas;
  we have five green stores that use R-410 gas in the air conditioning system and R-404 gas in the refrigeration system, which have a minimum impact on the ozone layer;
  in 2005 we pioneered in initiatives to incentive the rational use of plastic bags through the sale of re-usable bags as an alternative to plastic bags. Currently, certain of the cities in which we operate, including São Paulo, have prohibited the distribution of plastic bags. In 2011, we sold 1.2 million re-usable bags at Pão de Açúcar stores and 1.6 million reusable bags at Extra stores;
  tracking meat, fruit and vegetable products to ensure we offer products that adopt sustainable production practices, including proper treatment of livestock and environmental preservation; and
  we support small organizations and communities that show socio-environmental responsibility by promoting their products since 2002 through our “Caras do Brasil” (Faces of Brazil) program.

In 2011 in our Commitment to Nature publication, we noted that we would include green initiatives for new Pão de Açúcar stores, such as equipment replacement favoring more efficient or environmentally friendlier models (such as skylights, water flow restrictors on taps and toilets, furniture made from certified wood, refrigerators with less polluting gases).

Seven years ago we initiated the Top Log program to certify our suppliers who employ the best policies and practices in logistics and supply ascertained during the year.  In 2011, 148 suppliers participated in the Top Log Program, and were evaluated with respect to their service level, suitability to the client and integration.  Twenty questions related to sustainability, such as pollutant emissions’ reduction, route optimization and reverse logistics were also applied.

We currently do not incur any costs associated with environmental regulations compliance.

4C.              Organizational Structure

We conduct our operations through Companhia Brasileira de Distribuição.  We invest in subsidiaries primarily to acquire the share capital of other retail chains from third parties.  In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners.  We conduct our food retail segment operations under the Pão de Açúcar, Extra Hipermercado, Mini Mercado Extra, Extra Supermercado banner and for cash-and-carry retail segment operations, under the Assaí brand.  We conduct our home appliances retail segment operations through our Ponto Frio and Casas Bahia brands.  The chart below sets forth a summary of our organizational structure:

 (*) Viavarejo is a publicly traded company listed on the BM&FBovespa and its free float on December 31, 2011, was equivalent to 0.59% of its capital.

For further information on our subsidiaries see note 3(b) to our financial statements included in this annual report.

4D.              Property, Plants and Equipment

We own 130 stores, eight distribution centers and a portion of the real estate property where our headquarters are located.  The remaining 1,441 stores and 44 distribution centers we operate and the remaining portion of the real estate property where our headquarters are located are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 16 leases expiring by the end of 2012.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  As of December 31, 2011, we leased 17 properties from members of the Diniz Family and 62 stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Family.  In addition, all of the 544 Casas Bahia stores are leased, of which 272 were leased as of the December 31, 2011 from members of the Klein family.  Our management believes that the leases follow market standards, and are on an arm’s length basis, except for stores leased from the Klein family.  See “Item 7B.  Related Party Transactions—Leases” and note 14 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2011:

	Owned		Leased		Total
	Number	Area (in square meters)	Number	Area (in square meters)	Number (*)	Area (in square meters)
Pão de Açúcar	34	49,216	125	161,943	159	211,159
Extra Hipermercados	38	227,051	94	613,625	132	840,676
Extra Supermercado	25	37,922	179	206,471	204	244,393
Mini Mercado Extra	1	220	71	15,556	72	15,776
Assaí	10	47,494	49	136,354	59	183,848
Ponto Frio	22	27,919	379	294,512	401	322,431
Casas Bahia	-	-	544	1,003,008	544	1,003,008
Warehouses	8	322,870	44	1,049,553	52	1,372,423
Headquarters	1	28,240	1	44,411	2	72,651

____________

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

5A.              Operating Results

Brazilian Economic Environment and Factors Affecting Our Results of Operations

Since all of our operations are in Brazil, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rate, interest rate, Brazilian GDP, employment rates, wage levels, consumer confidence and credit availability.

For the period from 2009 through 2011, Brazilian GDP increased by an average of 3.3% annually ((0.3)% in 2009, 7.5% in 2010 and 2.7% in 2011).  Inflation, as measured by the IPCA, was 4.3%, 5.9% and 6.5% in 2009, 2010 and 2011, respectively.  From January 2009 through December 2011, the real appreciated 19.5% against the U.S. dollar. Unemployment decreased from 8.2% in January 2009 to 4.7% in December 2011. International reserves increased from US$193.8 billion to US$352.1 billion.

In 2008, Brazil received investment grade long-term debt ratings from Standard & Poor’s and Fitch and, in September 2009, from Moody’s.  The upgraded long-term debt ratings reflected a favorable medium-term economic environment for Brazil due to the maturity of its financial institutions and the political structure of the country, as well as advances in fiscal policy and control over public debt.  In the following months the Brazilian government promoted a series of measures to stimulate consumption, including reducing interest rates, expanding credit through federal public banks and cutting taxes on durable goods, such as vehicles and refrigerators.  In April 2011, Fitch upgraded Brazil’s rating on Brazil’s local and foreign currency debt to BBB from BBB-, and its country ceiling to BBB+ from BBB.

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

After these initial effects, the Brazilian economy resumed its prior growth trend, with rising income levels, stable employment rates and controlled inflation.  The increase in GDP in 2010 was 7.5%. In 2011, GDP growth totaled 2.7%, below initial estimates, mainly due to the debt crisis in the Eurozone, which forced the Brazilian government and the Central Bank to adjust its economic policy during the second half of the year, lowering the base interest rate. According to IBGE, the average real income of Brazil’s workforce in 2011 increased 2.7%, reaching R$1,625.46. Between 2003 and 2011, the purchasing power from this income increased 22.2%, while unemployment fell from 10.9% in December 2003 to 4.7% in December 2011.  The accumulated inflation rate as measured by the IPCA was 6.5% in December 2011, at the top of the targeted range.  The Committee on Monetary Policy (Comitê de Política Monetária), or COPOM, began to decrease the SELIC in a controlled manner, which resulted in an average SELIC rate of 11.7% during 2011. In March 2012, COPOM had lowered it to 9.75% in an effort to stimulate consumption and credit.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31
	2009	2010	2011
GDP Growth(1)	(0.3)%	7.5%	2.7%
Inflation (IGP-M) (%)(2)	(1.7)%	11.3%	5.1%
Inflation (IPCA) (%)(3)	4.3%	5.9%	6.5%
CDI (%)(4)	9.9%	9.8%	11.6%
TJLP (%)(5)	6.0%	6.0%	6.0%
SELIC rate (%)(6)	8.7%	10.7%	10.9%
Appreciation (depreciation) of real before USD (%)	34.2%	4.5%	(12.6)%
Exchange rate (closing) R$ per USD 1.00(7)	1.7	1.7	1.9
Average exchange rate R$ per USD 1.00(8)	2.0	1.8	1.7

____________

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

Critical Accounting Policies

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. They are:

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

Estimated impairment of goodwill and intangibles

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 4 to our financial statements and IAS 36 Impairment of Assets.  The recoverable amounts of cash-generating units have been determined based on value-in-use calculations and market quotes.  The calculations of value-in-use require the use of estimates.

Other intangible assets, which useful lives are indefinite as Tradenames and Commercial rights “Fundo do Comércio,” were submitted to impairment test according to the same calculation criteria used for goodwill.

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

We have tax loss carry forwards amounting to a tax benefit of R$764.5 million (R$720.5 million in 2010).  These losses do not expire and relate to subsidiaries that have tax planning opportunities available to support these balances.

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

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs.  For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual market practices.  These techniques include the use of recent market transactions between independent parties, benchmarks to the fair value of similar financial instruments, analysis of discounted cash flows and other valuation models.

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  We disclose the assumptions and models used for estimating fair value for share-based payment transactions in note 26(f) to our financial statements included in this annual report.

Revenue – Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

Business Combinations

Casa Bahia Comercial Ltda. Association

 We have consolidated the results of operations of Nova Casa Bahia S.A., or NCB, into our financial statements starting on November 1, 2010.  The business combination was accounted for under the acquisition method consistent with IFRS 3 R.

Fair Value of Identifiable Assets and Liabilities

We used provisional amounts of net assets acquired in 2010. The fair value, net of income taxes, of identifiable assets and liabilities acquired from NCB on the date of the business combination amounted to R$1,763.9 million, divided as follows:

(i) fair value of investment held in Bartira, a furniture maker that sells exclusively to Casas Bahia, equivalent to 25% of its capital stock, in the amount of R$57.1 million, measured based on the income approach method considering the present value of future benefits generated, directly or indirectly measured, and quantified in the form of cash flow;

(ii) “Casas Bahia” tradename, a well-known trademark that is not going to be discontinued, in the amount of R$1,066.2, million, measured based on the royalties relief method considering market compensation for the brand if it had not been acquired by us;

(iii) right of use of points-of-sale, several of which are located in large, busy shopping malls, in the amount of R$264.7 million, measured based on the market approach method considering comparable market transactions;

(iv) fair value of property and equipment in the amount of R$60.9 million, measured based on the market approach method considering market value prices published by FIPE (Fundação Instituto de Pesquisas Econômicas) minus a 10% discount;

(v) exclusive furniture supply agreement with Bartira, at lower than market prices, in the amount of R$146.0 million, based on the income approach method considering comparable market transactions; and

(vi) lease agreements, including stores, warehouses and administrative buildings at lower than market prices, in the amount of R$169.0 million, based on the income approach method considering comparable market transactions.

Allocation of the Purchase Price

In 2010, we recorded a provisional purchase price allocation as of December 31, 2010 of a bargain purchase gain of R$453.6 million.

In 2011, we carried out a final valuation that resulted in adjustments to the fair value of the net assets acquired and consideration transferred, which we recorded retroactively in the year ended December 31, 2010. The final purchase price allocation recorded was a bargain purchase gain of R$351.7 million.

The changes to the provisional purchase price allocation were mainly to reflect adjustments to (i) unrecoverable assets of NCB; (ii) intangibles related to the Bartira supply agreement, purchase call option and investment, using cash slow; (iii) fair value of the NCB truck fleet; and (iv) expenses incurred at Viavarejo (formerly Globex), related to periods before the business combination, which should be reimbursed to the Klein family, in the proportion of the losses.

For further information on the association, see “Item 7B.  Related Party Transactions – Leases,” “Item 10C.  Material Contracts” and note 16(a) to our financial statements included in this annual report.

Overview

Since 2008 we have been reorganizing our management model. We have segregated each of our business segments into separate operating units:  food retail, cash-and-carry, home appliances retail and e-commerce.  Our management model ensures that each operating unit keeps its individual business characteristics and is managed by professionals that are specialized in each unit’s business segment.  In addition, under our new management model, each operating unit benefits from a single administrative and operating structure that includes market strategy, commercial strategy, corporate relations, supply chain, corporate services (finance and IT), human resources and management control.  Through our new management model we gain synergies and integrate our business segments without jeopardizing the specificity and expertise that is necessary to generate positive results in each of the segments.

The 2011 fiscal year was an important year for us in terms of operational consolidation. We concluded the conversion of 221 CompreBem and Sendas stores, which had begun in 2010; we revised the management model for Assaí, our cash-and-carry format, as well as the management model and positioning of our neighborhood store format (Extra Fácil to Mini Mercado Extra); we improved the product mix of all our formats to bring it in line with changing Brazilian consumption habits, especially to cater to the population that has migrated from lower-income class to lower-middle-income class in the last couple of years; we revised corporate and in-store processes; and the integration of Ponto Frio and Casas Bahia is in progress, with capture of synergies. We believe our management model will exploit the synergistic functioning of all our businesses, while observing their particular needs.

Even with the slowing of the economy, especially in the second half of 2011, we maintained our investments in management processes, integrating further information technology, logistics and the back-office, which ensures efficient execution. This processes automation reduces shrinkage and stock-outs and increase store productivity and efficiency by improving the management of inventories and, consequently, working capital. The unification of the Ponto Frio and Casas Bahia systems into a single operational platform helped capture synergies between the two companies and improve inventory and margin management.

The e-commerce operation completed a year under the new model, which joined the operations of Extra.com.br, PontoFrio.com and CasasBahia.com.br into a new company, Nova Pontocom, and achieved growth that was twice that of the market, with increased profitability. Nova Pontocom continued to invest in logistics, technology and services in order to confront current and future challenges.

In 2012 we plan to continue to pursue a sustainable growth, seeking a strong competitive positioning while maintaining profitability and gains in market share.

Results of Operations for 2011, 2010 and 2009

We measure the results of our operating segments in IFRS using, among other measures, each segment’s operating results. At times, our Company revises the measurement of each segment’s operating results.  When revisions are made, the operating results for each segment affected by the revisions are restated for all periods presented to maintain comparability.  Information for the segments is included in the following table:

Segments	As of December 31, 2011
Statement of operations data	Food Retail	Cash-and- Carry	E-commerce	Home Appliances	Elimination (1)	Total
	(in millions of R$)
Net sales	21,675.8	3,902.0	3,189.2	17,827.5	-	46,594.5
Gross profit	6,078.6	534.0	490.5	5,558.4	-	12,661.5
Depreciation and amortization	(515.6)	(31.7)	(7.4)	(125.8)	-	(680.5)
Operating profits	1,193.1	75.2	171.7	662.6	-	2,102.6
Financial expenses	(925.4)	(98.7)	(131.9)	(816.2)	46.2	(1,926.0)
Financial income	372.4	10.9	1.9	254.3	(46.2)	593.3
Equity pickup	18.9	-	-	15.9	-	34.8
Income before income and social contribution taxes and noncontrolling interest	659.0	(12.6)	41.7	116.6	-	804.7
Income and social contribution taxes	(34.6)	4.1	(14.9)	(39.6)	-	(85.0)
Net income (loss)	624.4	(8.5)	26.8	77.0	-	719.7

____________

(1)   Accounts for inter-company transactions.

Segments	As of December 31, 2010
Statement of operations data	Food Retail	Cash-and- Carry	E-commerce	Home Appliances (1)	Elimination (2)	Total
	(in millions of R$)
Net sales	20,542.7	2,943.0	1,702.3	6,903.7	-	32,091.7
Gross profit	5,524.7	421.7	276.6	1.627.1	-	7,850.2
Depreciation and amortization	(354.8)	(24.7)	(2.2)	(64.4)	-	(446.1)
Operating profits	1,106.3	62.6	77.4	212.7	-	1,459.0
Financial expenses	(660.0)	(53.6)	(73.5)	(376.2)	8.5	(1,154.7)
Financial income	298.8	7.2	0.3	34.0	(8.5)	331.7
Equity pickup	21.7	-	-	12.8	-	34.5
Income before income and social contribution taxes and noncontrolling interest	766.7	16.2	4.2	(116.6)	-	670.5
Income and social contribution taxes	(123.1)	(8.0)	(5.3)	51.8	-	(84.6)
Net income (loss)	643.6	8.2	(1.1)	(64.8)	-	585.9

____________

(1)   Includes the results of operations of Nova Casa Bahia as from November 1, 2010.

(2)   Accounts for inter-company transactions.

Segments	As of December 31, 2009
	Food Retail	Cash-and- Carry	E-commerce	Home Appliances (1)	Elimination (2)	Total
	(in millions of R$)
Net sales	18,524.2	1,981.8	625.5	2,118.8	(57.5)	23,192.8
Gross profit	4,965.2	291.3	102.2	397.8	(57.5)	5,699.0
Depreciation and amortization	(415.5)	(12.1)	(2.4)	(25.5)	(4.4)	(459.9)
Operating profits	957.3	39.5	(17.6)	(42.5)	12.4	949.1
Financial expenses	(432.6)	(10.6)	(14.7)	(43.3)	-	(501.2)
Financial income	238.0	1.4	-	10.6	(3.3)	246.7
Equity Pickup	(7.4)	-	-	12.8	-	5.4
Income before income and social contribution taxes and noncontrolling interest	763.4	30.3	(18.4)	(95.4)	20.1	700.0
Income and social contribution taxes	(119.8)	(14.3)	3.4	102.1	(65.4)	(94.0)
Net income (loss)	643.6	16.0	(15.0)	6.7	(45.3)	606.0

____________

(1)   Includes the results of operations of Viavarejo as from July 1, 2009.

(2)   Accounts for inter-company transactions.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our financial statements.

Results of Operation	As of and for the Year Ended December 31,
	2011	%	2010 (1)%		2009 (2)%
	(in millions of R$)
Net sales	46,594.5	100.0	32,091.7	100.0	23,192.8	100.0
Cost of sales	(33,933.0)	(72.8)	(24,241.5)	(75.5)	(17,493.8)	(75.4)

Gross profit	12,661.5	27.2	7,850.2	24.6	5,699.0	24.6
Selling, general and administrative expenses (3)	(9,619.7)	(20.6)	(5,817.2)	(18.1)	(4,212.1)	(18.2)
Depreciation and Amortization	(680.5)	(1.5)	(446.1)	(1.4)	(459.9)	(2.0)
Other operating expenses, net	(258.7)	(0.6)	(127.9)	(0.4)	(77.9)	(0.3)
Operating profit	2,102.6	4.5	1,459.0	4.5	949.1	4.1
Financial income	593.3	1.3	331.7	1.0	246.7	1.6
Financial expense	(1,926.0)	(4.1)	(1,154.7)	(3.6)	(501.2)	(3.5)
Equity pickup	34.8	0.1	34.5	0.1	5.4	-

Income before income and social contribution taxes and noncontrolling interest	804.7	1.7	670.5	2.1	700.0	3.0

Income tax expense
Current	(142.1)	(0.3)	(52.1)	(0.2)	(68.1)	(0.3)
Deferred	57.1	0.1	(32.5)	(0.1)	(25.9)	(0.1)
Net income	719.7	1.5	585.9	1.8	606.0	2.6
Attributable to equity holders of the parent	718.2	1.5	618.5	1.9	609.3	2.6
Attributable to noncontrolling interest	1.4	-	(32.6)	(0.1)	(3.4)	0.0

____________

(1)   Includes the results of operations of Viavarejo as from July 1, 2009 and Nova Casa Bahia as from November 1, 2010.

(2)   Includes the results of operations of Viavarejo as from July 1, 2009.

Year Ended December 31, 2011 Compared to Year Ended December 31 2010

Consolidated

Net sales. Net sales increased by 45.2%, or R$14,502.8 million, from R$32,091.7 million in 2010 to R$46,594.5 million in 2011, due to R$10,855,9 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Besides the effect of this consolidation, the increase in net sales was mainly due to increased same-stores sales in all business segments in the amount of R$2,479.5 million.

Gross profit. Gross profit increased by 61.3%, or R$4,811.3 million, from R$7,850.2 million in 2010, to R$12,661.5 million in 2011, due to R$3,874.7 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Having Nova Casas Bahia together with Ponto Frio stores and E-commerce operations resulted in efficiencies of scale with suppliers and access to better product mixes. Besides the effect of this consolidation, the increase in gross profit was also due to increased net sales in the food retail and cash-and-carry segments, which increased by R$2,092.1 million. Our gross margin increased from 24.5% in 2010 to 27.2% in 2011, mainly due to (i) greater participation in the results of Nova Casas Bahia, with furniture sales having a higher gross margin than other formats, and (ii) increased sales of perishables in the food retail segment, which have a higher gross margin than other products, such as groceries.

Selling, general and administrative expenses increased by 65.4%, or R$3,802.5 million, from R$5,817.2 million in 2010 to R$9,619.7 million in 2011, mainly due to R$3,064.2 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Besides the effect of this consolidation, the increase in selling, general and administrative expenses was also due to increased sales in the food retail and cash-and-carry segments. Selling, general and administrative expenses as a percentage of net sales were equivalent to 18.1% in 2010 and 20.6% in 2011, mainly due to the increased participation in our results of home appliances that operate with a higher personnel base than the food retail segment.

Depreciation and Amortization increased by 52.5%, or R$234.4 million, from R$446.1 million in 2010 to R$680.5 million in 2011, mainly due to R$88.4 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Besides the effect of this consolidation, the increase was due to the amortization of intangibles from the acquisition of Nova Casas Bahia, in the amount of R$125.3 million.

Other operating expenses, net increased by 102.3%, or R$130.8 million, from R$127.9 million in 2010 to R$258.7 million in 2011.  Other operating income decreased by R$ 393.8 million in 2011 compared to 2010, mainly due to the gains resulting from the association with Casas Bahia in 2010. In addition, other operating expenses decreased by R$263.0 million in 2011 compared to 2010, mainly due to the write-off of unrealized tax credits and effects of the enrollment in the tax installment payment program (REFIS) in 2010.

Net financial expenses increased by 61.9%, or R$509.7 million, from R$823.0 million in 2010 to R$1,332.7 million in 2010, mainly due to (i) R$335.1 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated and (ii) R$101.8 million in interest on net bank debt, due to increased debt to finance business growth.

Equity pickup increased by 0.9% from R$34.5 million in 2010 to R$34.8 million in 2011 due to the  increase in (i) the number of FIC’s customers, (ii) the products related to credit cards, such as personal credit, payment of invoices in installments, among others, which increased our profitability.

Profit before income taxes and noncontrolling interest increased by 20.0%, or R$134.2 million, from R$670.5 million in 2010 to R$804.7 million in 2011 due to sales growth in line with higher gross profit, partly offset by higher operating expenses, as mentioned above.

Income and social contribution taxes were flat in 2010 and 2011, R$84.6 million in 2010 and R$85.0 million in 2011, due to reversal of valuation allowance from Sendas in the amount of R$106.0 million. The effective tax rate on December 31, 2011 was 10.6% while in 2010 it was 12.6%.

Net income increased by 22.8%, or R$133.8 million, from R$585.9 million in 2010 to R$719.7 million in 2011, due to (i) the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated, which together with Ponto Frio stores and our E-commerce operations allowed scale gains with suppliers and access to better assortment, (ii) the recovery of deferred income tax, partly offset by higher operating expenses and net financial expenses.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below. For further information on the segments, see note 33 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2011, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Mini Mercado Extra, Extra Supermercado and Extra Hipermercado).

Net sales increased by 5.5%, or R$1,133.1 million, from R$20,542.7 million in 2010 to R$21,675.8 million in 2011 due to (i) the conclusion of the conversion of the CompreBem and Sendas stores, mainly into Extra Supermercado stores, (ii) Brazil’s first “Black Friday” sale in 336 Extra bricks-and-mortar stores, pioneered by the banner, (iii) the launch of Mini Mercado Extra to replace Extra Fácil, with a larger sales area and a focus on perishables and services.

Gross profit increased by 10.0%, or R$553.9 million, from R$5,524.7 million in 2010 to R$6,078.6 million in 2011 mainly due to (i) the conversion of CompreBem and Sendas stores into the Extra Supermercado format, meeting the needs of consumers by favoring perishables, which margins are higher; (ii) more advantageous negotiations with suppliers, in line with a commercial strategy which relies on IT systems that assist us in determining price elasticity for our products and which served to increase margins, and Oracle Retail, which manages inventory levels, minimizing the impact of shrinkage and excess inventory. Therefore, our gross margin increased from 26.9% in 2010 to 28.0% in 2011.

Depreciation and amortization increased by 45.3%, or R$160.8 million, from R$354.8 million in 2010 to R$515.6 million in 2011, mainly due to amortization of intangibles from the association with Nova Casas Bahia, in the amount of R$125.3 million, which intangibles were allocated in the food retail segment.

Operating profit increased by 7.8%, or R$86.8 million, from R$1,106.3 million in 2010 to R$1.193,1 million in 2011 mainly due to sales growth and more advantageous negotiations with suppliers.

Net financial expenses increased by 53.1%, or R$191.8 million, from R$361.2 million in 2010 to R$553.0 million in 2011. The increase was mainly due to (i) R$99.7 million of cost of net debt to fund business growth, (ii) R$34.7 million of costs of discounted receivables due to sales growth.

Profit before income and social contribution taxes and noncontrolling interest decreased by 14.0%, or R$107.7 million, from R$766.7 million in 2010 to R$659.0 million in 2011 mainly due to an increase in sales and more advantageous negotiations with suppliers. Partly offset by higher amortization and net financial expenses, as mentioned above.

Cash -and-Carry Segment

As of December 31, 2011, the Assaí banner represented our cash-and-carry segment.

Net sales increased by 32.6%, or R$959.0 million, from R$2,943.0 million in 2010 to R$3,902.0 million in 2011 mainly due the successful repositioning of the product mix in the cash-and-carry stores, which target food distributors and processors, resulting in an increase in the average institutional customer ticket and benefiting same-store sales growth; there were also gains from the maturation of stores opened in the last two years.

Gross profit increased by 26.6%, or R$112.3 million, from R$421.7 million in 2010 to R$534.0 million in 2011 due to the strategic decision to focus on food distributors and processors, which led to a reduced assortment and a more profitable mix, generating scale gains and permitting more advantageous negotiations with suppliers.

Depreciation and amortization increased by 28.3%, or R$7.0 million, from R$24.7 million in 2010 to R$31.7 million in 2011 due to the opening of new stores.

Operating profit increased by 20.1%, or R$12.6 million, from R$62.6 million in 2010 to R$75.2 million in 2011 due to the increase in sales and reduced assortment permitting more advantageous negotiations with suppliers.

Net financial expenses increased by 89.2%, or R$41.4 million, from R$46.4 million in 2010 to R$87.8 million in 2011.  Financial expenses increased by 84.1%, or R$45.1 million, from R$53.6 million in 2010 to R$98.7 million in 2011, mainly due to interest on net debt, which grew to finance the opening of new stores. This increase was from R$24.8 million.

Profit (loss) before income and social contribution taxes and noncontrolling interest decreased by R$28.8 million, from a profit of R$16.2 million in 2010 to a loss of R$12.6 million in 2011 mainly due to the increase in financial expenses of R$45.1 million.

Home Appliance Segment

As of December 31, 2011, our home appliance segment was comprised of the banners Ponto Frio and Casas Bahia.

Net sales increased by 158.2%, or R$10,923.8 million, from R$6,903.7 million in 2010 to R$17,827.5 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated.

Gross profit increased by 241.6% or R$3,931.3 million, from R$1,627.1 million in 2010 to R$5,558.4 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Gross margin increased from 23.6% in 2010 to 31.2% in 2011, primarily as a result the consolidation of Nova Casas Bahia’s results of operations, which together with Ponto Frio stores allowed scale gains with suppliers, access to better assortment and focus on mix with more profitability. In addition the sale of furniture had a better gross margin than electronics products.

Depreciation and amortization increased by 95.3%, or R$61.4 million, from R$64.4 million in 2010 to R$125.8 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated.

Operating profit increased by R$449.9 million, from R$212.7 million in 2010 to R$662.6 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results, as mentioned previously.

Net financial expenses increased by 64.2%, or R$219.7 million, from R$342.2 million in 2010 to R$561.9 million in 2011.  Financial expenses increased by 117.0%, or R$440.0 million, from R$376.2 million in 2010 to R$816.2 million in 2011, mainly due to the anticipation of receivables to meet working capital needs in the home appliance segment. We expect the home appliance segment to continue financing their operations through the discount of receivables.

Profit (loss) before income, social contribution taxes and noncontrolling interest improved R$233.2 million, from a loss of R$116.6 million in 2010 to R$116.6 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations, which allowed scale gains with suppliers and  access to better assortment.

E-commerce Segment

As of December 31, 2011, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br and CasasBahia.com.br; wholesale activities (B2B), and E-Hub.

Net sales increased by 87.3%, or R$1,486.9 million, from R$1,702.3 million in 2010 to R$3,189.2 million in 2011 mainly due to R$516.4 million from the consolidation of CasasBahia.com.br’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Besides the effect of this consolidation, the increase in net sales was due to: (i) R$366.5 million related to the consolidation of Extra.com.br, (ii) R$367.6 million from the consolidation of wholesales activities (B2B) and (iii) organic growth of  the Pontofrio.com.br.

Gross profit increased by 77.3%, or R$213.9 million, from R$276.6 million in 2010 to R$490.5 million in 2011 mainly due to the increase of sales. Gross margin decreased from 16.2% in 2010 to 15.4% in 2011 due to the consolidation of the wholesales activities (B2B) which has a lower margin compared to our websites.

Depreciation and amortization increased by 236.4%, or R$5.2 million, from R$2.2 million in 2010 to R$7.4 million in 2011 due to the consolidation of Nova Casas Bahia,com.br, wholesales activities and the investment activities during 2011.

Operating profit increased by 121.8%, or R$94.3 million, from R$77.4 million in 2010 to R$171.7 million in 2011 due to the increase of sales. Gross margin decreased from 16.2% in 2010 to 15.4% in 2011 due to the consolidation of the wholesales activities (B2B) which has a lower margin compared to our websites.

Net financial expenses increased by 77.6%, or R$56.8 million, from R$73.2 million in 2010 to R$130.0 million in 2011. Financial expenses increased by 79.5%, or R$58.4 million, from R$73.5 million in 2010 to R$131.9 million in 2011 mainly due to the anticipation of receivables to meet working capital needs in the E-commerce segment.

Profit (loss) before income and social contribution taxes and noncontrolling interest was a loss of R$4.2 million in 2010 compared to R$41.7 million in 2011 mainly due to sales growth and the consequent dilution of operating expenses.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated

Net sales. Net sales increased by 38.4%, or R$8,898.9 million, from R$23,192.8 million in 2009 to R$32,091.7 million in 2010, due to R$3,017.0 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and R$2,507.3 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.  Beside the effects of these consolidations, the increase in net sales was mainly due to (i) increased same-stores sales in all business segments in the amount of R$2,008.9 million and (ii) the opening of new stores in the food retail and cash-and-carry segment, which net sales totaled R$516.0 million.

   Gross profit. Gross profit increased by 37.7%, or R$2,151.2 million, from R$5,699.0 million in 2009, to R$7,850.2 million in 2010, mainly due to R$727.1 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and to R$595.1 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Beside the effects of these consolidations, the increase in gross profit was also due to increased sales in the food retail and cash-and-carry segments.  Our gross margin remained relatively stable from 24.6% in 2009 to 24.5% in 2010.  While there was an increased participation in net sales of the cash-and-carry segment, a business segment with lower margins, from 8.5% in 2009 to 9.2% in 2010, we increased sales in the home appliance segment, a business segment with higher margins, driven by the FIFA Soccer World Cup, leading to higher sales in this segment.

Selling, general and administrative expenses increased by 38.1%, or R$1,605.1 million, from R$4,212.1 million in 2009 to R$5,817.2 million in 2010, mainly due to R$629.3 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and R$473.3 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Besides the effects of these consolidations, the increase in selling, general and administrative expenses was also due to increased sales in the food retail segment. Selling, general and administrative expenses as a percentage of net sales remained stable, at 18.2% in 2009 and 18.1% 2010.

Depreciation and amortization decreased by 3.0%, or R$13.8 million, from R$459.9 million in 2009 to R$446.1 million in 2010.  The R$13.8 million represents the net result between the change in the estimate of useful life of certain property and plant assets during 2010, which resulted in an amount of R$90.9 million related to the extension of the useful life of those assets, and the increase of  R$104.7 million related to the opening of new stores, the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.

Other operating expenses, net increased by 64.2%, or R$50.0 million, from R$77.9 million in 2009 to R$127.9 million in 2010.  Other operating income decreased in 2010 compared with 2009.  In 2009, we received a non-recurring payment of R$600.0 million from Itaú Unibanco related to the amendment of the FIC partnership and we also recorded revenue from extemporaneous tax credits, while in 2010 other operating income consisted primarily of a R$351.7 million gain resulting from the association with Nova Casa Bahia.  In addition, other operating expenses decreased in 2010 compared with 2009.  In 2009, we incurred other greater operating expenses mainly due to the write-off of unrealizable tax credits and effects of the enrollment in the tax installment payment program (REFIS).  In 2010, other operating expenses consisted primarily of additional provisions for contingencies.

Net financial expenses increased by 223.4%, or R$568.5 million, from R$254.5 million in 2009 to R$823.0 million in 2010, mainly due to R$146.7 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and R$125.4 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.  The increase resulted primarily from the sale by Viavarejo (Ponto Frio) and Nova Casa Bahia of receivables at a discount to third parties to meet working capital needs in the home appliance segment.  The discount is considered a financial expense.  We expect Nova Casa Bahia and Viavarejo (Ponto Frio) to continue financing their operations through sale of receivables.

Besides the consolidation of the Ponto Frio stores and PontoFrio.com.br and Nova Casa Bahia, the increase in net financial expenses was also due to a R$870.0 million increase in the average notional amount of net debt to support opening of new stores and acquisitions, combined with an increase of 0.05% in the base interest rate.

Equity pickup increased from R$5.4 million in 2009 to R$34.5 million in 2010 due to (i) the  increase in the number of FIC’s customers, (ii) the capture of synergies with Banco Investcred, (iii) the beginning of private label card operations since the third quarter of 2009, and (iv) the launch by FIC of new products related to credit cards, such as personal credit and payment of invoices in installments, among others, which increased our profitability.

Profit before income taxes and noncontrolling interest decreased by 4.2%, or R$29.5 million, from R$700.0 million in 2009 to R$670.5 million in 2010 due to the decrease in other operating expenses, net and the effect of the change in the useful life of certain assets on depreciation, partially offset by the increase in net financial expenses primarily as a result of the consolidation of the results of operations of  Ponto Frio stores and PontoFrio.com.br and Nova Casa Bahia, as mentioned above.

Income and social contribution taxes decreased R$9.4 million, from R$(94.0) million in 2009 to R$(84.6) million in 2010, due to an increase in non-taxable income primarily as a result of increased equity pickup and other permanent differences. The effective tax rate on December 31, 2010 was 12.6% while in 2009 it was 13.4%.

Net income decreased by 3.3%, or R$20.1 million, from R$606.0 million in 2009 to R$585.9 million in 2010, due to the gain resulting from the association with Nova Casa Bahia, the decrease in other operating expenses, net and the effect of the change in the useful life of certain assets on depreciation, partially offset by the increase in financial expenses primarily as a result of the effect in 2010 of the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br and Nova Casa Bahia, as mentioned above.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below. For further information on the segments, see note 33 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2010, the food retail segment was comprised of the banners Pão de Açúcar, Comprebem, Sendas and Extra (including Mini Mercado Extra, Extra Supermercado and Extra Hipermercado).

Net sales increased by 10.9%, or R$2,018.5 million, from R$18,524.2 million in 2009 to R$20,542.7 million in 2010 due to (i) an increase in sales resulting from the conversion of 93 CompreBem and Sendas stores into Extra Supermercado stores, which changed the mix of products at recently converted Extra Supermercado stores to meet increased demand for higher added value products from customers who migrated from lower income classes to lower-middle income classes, (ii) the more than 15% increase in sales from 2009 to 2010 at drugstores and of higher margin products, principally at our Extra stores, such as textile products and other general merchandise, (iii) the opening of 47 stores, and (iv) an increase in same-store sales of 10.5%, partially explained by the effect of a higher inflation rate of 5.91% for the 12 months.

Gross profit increased by 11.3%, or R$559.5 million, from R$4,965.2 million in 2009 to R$5,524.7 million in 2010 due to (i) the increase in sales as a result of the opening of new stores, combined with the conversion of CompreBem  stores into Extra Supermercado stores, (ii) the negotiation of better terms and conditions with suppliers, and (iii) improved operational and sales management due to the implementation of the software DemandTec, which assisted us in determining price elasticity for our products and served to increase margins.

Depreciation and amortization decreased by 14.6%, or R$60.7 million, from R$415.5 million in 2009 to R$354.8 million in 2010. This positive effect resulted from the change in the estimate of the useful life of certain property and plant assets during 2010.

Operating profit increased by 15.6%, or R$149.0 million, from R$957.3 million in 2009 to R$1,106.3 million in 2010 due to (i) increased sales through the opening of new stores, (ii) decreased expenses as a result of a stricter cost control, and (iii) a decrease in depreciation and amortization, explained above.

Net financial expenses increased by 85.6%, or R$166.6 million, from R$194.6 million in 2009 to R$361.2 million in 2010.  The increase was mainly due to an increase in financial expenses of 49.4%, or R$213.6 million, from R$432.6 million in 2009 to R$660.0 million in 2010, primarily as a result of an increase in our net debt to support our expansion. Net debt interest expenses increased R$169.0 million, caused by (i) a R$500.0 million increase in the average notional amount of net debt, combined with an increase of 0.05% in the base interest rate and (ii) an increase of R$24.0 million in the sale of receivables.

Profit before income and social contribution taxes and noncontrolling interest increased by 0.4%, or R$3.3 million, from R$763.4 million in 2009 to R$766.7 million in 2010 due to (i) increased sales through the opening of new stores, (ii) decreased expenses as a result of a stricter cost control, and (iii) a decrease in depreciation and amortization, explained above.  The increase in profit before income and social contribution taxes and noncontrolling interest was partially offset by an increase in net financial expenses.

Cash -and-Carry Segment

As of December 31, 2010, the Assaí banner represented our cash-and-carry segment.

Net sales increased by 48.5%, or R$961.2 million, from R$1,981.8 million in 2009 to R$2,943.0 million in 2010 mainly due to (i) the opening of 17 stores, (ii) the maturation of 12 stores opened in 2009, (iii) increased sales driven by favorable macro-economic conditions that benefited restaurants and similar businesses, which are the main target customers of the cash-and-carry segment, and (iv) the effect of a higher inflation of 5.91%.

Gross profit increased by 44.8%, or R$130.4 million, from R$291.3 million in 2009 to R$421.7 million in 2010 due to the effects of our expansion plan and negotiation of better terms and conditions with suppliers.

Depreciation and amortization increased by 104.1%, or R$12.6 million, from R$12.1 million in 2009 to R$24.7 million in 2010 due to the opening of new stores and the conversion of stores to the Assaí banner.

Operating profit increased by 58.5%, or R$23.1 million, from R$39.5 million in 2009 to R$62.6 million in 2010 due to increased gross profit and continued cost control management.

Net financial expenses increased by 404.3%, or R$37.2 million, from R$9.2 million in 2009 to R$46.4 million in 2010.  Financial expenses increased by 405.7%, or R$43.0 million, from R$10.6 million in 2009 to R$53.6 million in 2010, mainly due to (i) a R$150.0 million increase in the average notional amount of net debt to support our expansion, (ii) an increase of monetary correction primarily on judicial deposits and provisions for contingencies, and (iii) an increase in the sale of receivables.

Profit before income and social contribution taxes and noncontrolling interest decreased by 46.5%, or R$14.1 million, from R$30.3 million in 2009 to R$16.2 million in 2010 due to higher financial expenses, as mentioned above.

Home Appliance Segment

As of December 31, 2010, our home appliance segment was comprised of the banners Ponto Frio and Casas Bahia.

Net sales increased by 225.8%, or R$4,784.9 million, from R$2,118.8 million in 2009 to R$6,903.7 million in 2010, mainly due to R$2,447.7 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and to R$2,417.5 million from the consolidation of the results of operations of Ponto Frio stores in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements. Besides the effects of the consolidations, the increase was also due to (i) increased sales of electronic products, driven by the FIFA Soccer World Cup, (ii) a 24.1% increase in same-stores sales and favorable Brazilian macro-economic conditions, which benefitted the low income classes of the Brazilian population, increasing its purchasing power and access to credit.

Gross profit increased by 309.0%, or R$1,229.3 million, from R$397.8 million in 2009 to R$1,627.1 million in 2010, mainly due to R$709.7 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and to R$498.0 million from the consolidation of the results of operations of Ponto Frio stores in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Gross margin increased from 18.8% in 2009 to 23.6% in 2010, primarily as a result of the beginning of the integration of Nova Casa Bahia, which has higher margins, and the achievement of synergies.

Depreciation and amortization increased by 152.5%, or R$38.9 million, from R$25.5 million in 2009 to R$64.4 million in 2010, due to an increase in the number of stores resulting from the integration of 526 Casas Bahia stores and the conversion of 44 Extra Eletro stores into Ponto Frio stores.

Operating profit increased R$255,2 million, from R$(42.5) million in 2009 to R$212.7 million in 2010, mainly due to sales growth, an improved gross margin, and our continued cost control management.

Net financial expenses increased by 962.7%, or R$314.8 million, from R$32.7 million in 2009 to R$342.2 million in 2010.  Financial expenses increased by 768.8%, or R$332.9 million, from R$43.3 million in 2009 to R$376.2 million in 2010, mainly due to R$122.7 million from the consolidation of Nova Casa Bahia’s results of operations as from November 1, 2010 in our financial statements and to R$120.9 million from the consolidation of the results of operations of Ponto Frio stores in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Besides the effects of the consolidations, the increase was also due to a R$220.0 million increase in the average notional amount of net debt.

To meet working capital needs, Nova Casa Bahia and Viavarejo assigned to third parties at a discount or sold part of its installment payment receivables, which generates financial expenses.  We expect Nova Casa Bahia and Viavarejo to continue financing their working capital through sale of receivables.

Profit (loss) before income and social contribution taxes and noncontrolling interest increased by 22.2%, or R$21.2 million, from R$(95.4) million in 2009 to R$(116.6) million in 2010 due to sales growth, an improved gross margin as a result of the integration with Nova Casa Bahia and consolidation of Viavarejo (Ponto Frio) for the full fiscal year, and continued cost control management. This increase was offset by the increase in net financial expenses.

E-commerce Segment

As of December 31, 2010, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br and CasasBahia.com.br; wholesale activities (B2B), and E-Hub.

Net sales increased by 172.2%, or R$1,076.8 million, from R$625.5 million in 2009 to R$1,702.3 million in 2010 mainly due to (i) the transfer of the website operation Extra.com.br in April 2010 to the e-commerce segment, (ii) the consolidation in the e-commerce segment of the results of operations of CasasBahia.com.br, (iii) the incorporation of the B2B business in this segment, (iv) increased sales as a result of synergies from the joint operations of Extra.com.br and PontoFrio.com.br, which benefited from each others’ expertise and strengths, especially in the mix of products, and (v) continued good performance of the PontoFrio.com.br.

Gross profit increased by 170.6%, or R$174.4 million, from R$102.2 million in 2009 to R$276.6 million in 2010 due to sales growth and integration of the platforms. Gross margin remained stable at 16.3%.

Depreciation and amortization decreased by 8.3%, or R$0.2 million, from R$2.4 million in 2009 to R$2.2 million in 2010 due to loss investments in fixed assets.

Operating profit increased R$95.0 million, from R$(17.6) million in 2009 to R$77.4 million in 2010 due to (i) the reorganization in the e-commerce operations within the Pão de Açúcar Group, (ii) the B2B business incorporated in this new segment, and (iii) increased sales as a result of synergies from the joint operations of Extra.com.br and PontoFrio.com.br, which benefited from each others’ expertise and strengths, especially in the mix of products.

Net financial expenses increased by 398.0%, or R$58.5 million, from R$14.7 million in 2009 to R$73.2 million in 2010. Financial expenses increased by 400.0%, or R$58.8 million, from R$14.7 million in 2009 to R$73.5 million in 2010 due to sale of receivables to support working capital needs. Working capital was necessary for the expansion of operations in this segment.

Profit (loss) before income and social contribution taxes and noncontrolling interest was R$(18.4) million in 2009 compared to R$4.2 million in 2010 due to the expansion of the operations in this segment, as mentioned above.

5B.              Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow, loans from the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, issuances of debentures and loans from banks.  In addition, we fund our working capital needs through a receivables securitization investment fund (PAFIDC), Globex FIDC and also sale of receivables with financial institution.

As of December 31, 2011, we had R$4,970.0 million in cash and cash equivalents.  We have a policy of maintaining substantial cash and cash equivalents to respond to short-term liquidity requirements.

Our main cash requirements include:

•           the servicing of our indebtedness;

•           capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure;

•           receivables from clients;

•           acquisitions of other supermarket chains; and

•           distribution of dividends and interest on shareholders’ equity.

Our primary sources of liquidity have historically been cash flow from our operating activities and borrowings.  Net cash from operating activities was R$1,128.1 million in 2011, R$361.4 million in 2010 and R$1,842.8 million in 2009.  Net cash provided by financing activities was R$1.649,4 million in 2011, R$2,542.7 million in 2010 and R$512.4 million in 2009.  In 2011, these cash flows were primarily used for investments in the capital expenditures program, totaling R$1,631.8 million.

As of December 31, 2011, our total outstanding debt was R$11,158.4 million, consisting of:

•           R$9,791.4 million in real-denominated loans, and

•           R$1,367.0 million in U.S. dollar-denominated debt.

We have adopted a treasury policy to manage financial market risk, principally by entering into swaps in reais for more than 95% of our U.S. dollar denominated liabilities.  We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate.  The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan.  This policy protects us against losses resulting from currency devaluations.

We may in the future enter into cross-currency swap agreements and other swap transactions to manage our remaining exposure to foreign currency liabilities, namely our import-finance credit lines.

Total debt as of December 31, 2011 increased by 31.2% or R$2,651.3 million, from R$8,507.1 million in 2010 to R$11,158.4 million in 2011.  The most significant part of our debt was incurred in connection with the acquisition and construction of new stores, and with the remodeling of the existing stores.  Our cash interest expense was R$336.1 million in 2011 and R$182.8 million in 2010.

We have entered into four lines of credit with BNDES, which are denominated in reais and subject to indexation, based on the TJLP plus an annual spread.  Amortizations are in monthly installments after a grace period.  BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains.  For further information on our lines of credit with BNDES, see note 19(c) to our financial statements included in this annual report.

Under the lines of credit with BNDES, we are prohibited from offering assets as collateral in loans entered into with third parties without the prior consent of BNDES.  We also have to comply with the maintenance of covenants measured in accordance with the relevant BNDES agreements:  capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.40 and current ratio (current assets/current liabilities) equal to or in excess of 1.05.

We issued a number of non-convertible debentures between 1997 and 2011.

On March 27, 2007, the shareholders approved the sixth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$779.6 million, for 77,965 non-convertible debentures issued as the first (54,000) and second (23,965) series of the sixth issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 0.5%, which is payable semi-annually.  The principal amount was repaid in three equal installments on March 1, 2010, 2011 and 2012.

On June 08, 2009, the shareholders approved the seventh issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$200 million, for 200 non-convertible debentures issued as the first series of the seventh issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 19% which will be payable on the maturity date.

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

On January 5, 2011, the shareholders approved the ninth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$610 million, for 610 non-convertible debentures issued as the first series of the ninth issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 7.75% which will be payable on the maturity date.

On December 14, 2011, the shareholders approved the tenth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$800 million, for 80,000 non-convertible debentures issued as the first series of the tenth issuance.  The debentures are indexed to the average CDI rate and accrue an annual spread of 8.5% which will be payable on the maturity date.

As of December 31, 2011, we had 133,087 non-convertible debentures outstanding, totaling R$2,639.4 million.  We have to comply with certain negative covenants:  net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity, and maintenance of net debt to EBITDA ratio less than or equal to 3.25.

For further information on our non-convertible debentures, see note 19(i) to our financial statements included in this annual report.

Securitization Funds

On September 19, 2003, we concluded the structuring of Pão de Açúcar Fundo de Investimento em Direitos Creditórios, or PAFIDC, a receivables securitization fund, with a term of duration until December 7, 2012.  We transferred to PAFIDC customer credit financing and accounts receivable from credit card companies in securitization transactions totaling R$9,477.4 million in 2011, R$9,803.0 million in 2010.  .  For all securitizations, we retained servicing responsibilities and subordinated shares interests.  The default credits will be collected by PAFIDC’s administrator, which will be assisted by our collection department.  We do not receive fees for collection services.  The quota holders of senior quotas have no recourse to our other assets for failure of debtors to pay when due.  As defined in the agreement between us and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against us.  PAFIDC is consolidated into our financial statements.

On May 25, 2010, we organized Globex Fundo de Investimento em Direitos Creditórios, or Globex FIDC, a receivables securitization fund, with a term of duration until November 11, 2013 created to acquire the accounts receivable of Viavarejo (mainly credit card), originated from the sale of products and services to its customers, with an indefinite term.  We transferred to Globex FIDC customer credit financing and accounts receivable from credit card companies in securitization transactions totaling R$3,948.5 million in 2011 and R$390.7 million in 2010. The fund equity structure as of December 31, 2011 was composed of 11,666 senior equity interests held by third parties, amounting to R$1,184.5 million, representing 85% of the fund equity and 1,910 subordinated equity interests held by Viavarejo and its subsidiaries, amounting to R$209.1 million, accounting for 15% of the fund’s net assets.

The outstanding balances of these receivables in PAFIDC and Globex FIDC at December 31, 2011, net of allowance, were R$ 2,558,726, as compared to R$ 1,667,029 in December 31, 2010.

Capital expenditures

In 2011, our capital expenditures totaled R$1,723.4 million.  These investment projects were financed primarily with our operating cash flow and, to a lesser extent funded by third parties.  Our capital expenditures were R$1,521.7 million in 2010.  For specific use of our capital expenditures in 2011, see “Item 4A.  History and Development of the Company — Capital Expenditure and Investment Plan.”

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

5D.              Trend Information

Based on our good performance in 2011, we expect 2012 to be a year of continued growth for the Company.

For 2012, the Pão de Açúcar Group intends to invest in the opening of new stores, remodeling and renovating stores and acquiring land in strategic locations.  We also intend to invest in infrastructure related to information technology and distribution.

We believe we are well-positioned to achieve our growth targets.  Our investment plan reflects a positive outlook for the Brazilian economy.  While we will prioritize organic growth through the existing stores and through the opening of new stores, we will also remain alert to any opportunities for strategic acquisitions that will result in operational synergies, leverage the return on invested capital and create value for our shareholders.

In addition, we expect our home appliances segment to grow and to continue financing its operations through the sale of receivables.

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

5F.               Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2011:

	Payment Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Long-term debt	8,269.1	4,313.4	3,568.8	386.9	-
Debentures	2,639.3	501.8	1,337.5	800.0	-
Estimated interest payments (1)	(28.8)	18.3	(44.1)	(3.0)
Taxes, other than on income	1,463.0	171.2	218.3	218.3	855.2
Financial lease	276.3	81.6	110.3	42.6	41.8
Operating lease (2)	7,357.5	940.6	1,222.5	1,222.5	3,972.0
Total contractual obligations	19,976.4	6,026.9	6,413.3	2,667.3	4,869.0

____________

(1)   Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts.  Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate as of December 31, 2011.  However, our long- term debt is subject to variable interest rates and inflation index, and these estimated payments may differ significantly from the payments actually made.

(2)   Operating leases include minimum rental obligations.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.              Directors and Senior Management

Board of Directors

The following table sets forth the name and the year of election of each of our board members.  A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Abilio dos Santos Diniz	Chairman	2003	12/28/1936
Ana Maria Falleiros dos Santos Diniz D’Avila	Director	2003	7/28/1961
João Paulo Falleiros dos Santos Diniz	Director	1999	09/19/1963
Pedro Paulo Falleiros dos Santos Diniz	Director	2003	05/22/1970
Geyze Marchesi Diniz	Director	2005	04/11/1972
Jean-Charles Henri Naouri	Director	2005	03/08/1949
Candido Botelho Bracher	Director	2005	12/05/1958
Fábio Schvartsman	Director	2007	02/25/1954
Guilherme Affonso Ferreira	Director	2008	05/09/1951
Jean Louis Bourgier	Director	2009	11/17/1947
Antoine Marie Remi Lazars Giscard D’Estaing	Director	2009	01/05/1961
Pedro Henrique Chermont de Miranda	Director	2009	8/24/1973
Arnaud Strasser	Director	2010	07/06/1969
Ulisses Kameyama	Director	2010	10/11/1972

Mr. Abilio dos Santos Diniz has been the chairman of our board of directors since 2003 and a member of our board of directors since 1995.  His professional career was entirely dedicated to the Grupo Pão de Açúcar, from his initial position as sales manager to the position he currently occupies.  He was responsible for our Company’s major business upturn and, as chief executive officer, promoted the implementation of corporate governance policies and management professionalization.  Since 1999, he is also a member of the board of directors of the Casino Group.  Mr. Diniz is one of the founders of both the São Paulo and Brazilian Supermarket Associations, the APAS (Associação Paulista de Supermercados), and the ABRAS (Associação Brasileira de Supermercados).  He was also member of the Brazilian Monetary Council for ten years, and is currently a member of the Federal Government Economic and Social Development Council.  Mr. Abilio Diniz holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and has attended Columbia University in New York and the University of Ohio in Dayton.

Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila has been a member of our board of directors since 2003.  Prior to this date she was our chief operations officer and responsible for the human resources, marketing and consumer services departments.  She is a founding partner of Sykué Bioenergia and also founder of Axialent do Brasil.  Ms. D’Ávila holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado (FAAP) and a postgraduate degree in marketing from Fundação Getúlio Vargas.  She graduated in owner/president management from Harvard Business School.  She is involved in several educational projects including Todos Pela Educação and Parceiros da Educação.  Mrs. Diniz D’Ávila is Mr. Abilio Diniz’s daughter.

Mr. João Paulo Falleiros dos Santos Diniz has been a member of our board of directors since 1999.  Mr. João Paulo Diniz started his career in the Company in 1985 and was director of development and new businesses and director responsible for our affiliated companies and international division, having also been responsible for the Company’s assets.  Mr. Diniz holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and has attended the London Business School.  Mr. João Paulo Diniz is Mr. Abilio Diniz’s son.

Mr. Pedro Paulo Falleiros dos Santos Diniz has been a member of our board of directors since 2003.  Mr. Pedro Paulo is a businessman, and shareholder of PPD Holding, an investment company, in addition to being partner and co-founder of Greentech, an investment fund that invests in environmentally friendly, clean technology companies including Sucral, Sykué, Veridas, Panozon, GT Water and Brazil Timber.  He has also founded companies in the gastronomy and leisure sector.  Mr. Pedro Paulo Diniz is Mr. Abilio Diniz’s son.

Mrs. Geyze Marchesi Diniz has been a member of our board of directors since 2005.  Mrs. Marchesi Diniz is the owning-partner of ING11 Consultoria Empresarial e Planejamento Estratégico Ltda.  She holds a bachelor’s degree in economy from Universidade Mackenzie, and an MBA in business management from Fundação Getúlio Vargas.  Mrs. Marchesi Diniz is Mr. Abilio Diniz’s wife.

Mr. Jean-Charles Henri Naouri has been a member of our board of directors since 2005.  Mr. Naouri is Chairman and Chief Executive Officer of the Casino Group.  Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, has studied at Harvard University and at Ecole Nationale d’Administration.

Mr. Candido Botelho Bracher has been a member of our board of directors since 2005.  Mr. Bracher was a director of Banco Itamarati S.A. and Vice President of BADESP – Banco de Desenvolvimento do Estado de São Paulo S.A. Mr. Bracher is CEO of Banco Itaú BBA S.A. Mr. Bracher has a degree in Business Administration from Fundação Getúlio Vargas.

Mr. Fábio Schvartsman has been a member of our board of directors since 2007.  Mr. Schvartsman is the chief executive officer of Klabin S.A. and was the chief executive officer of Telemar Participações and member of the board of directors of Telemar Norte Leste, Contax Participações S.A. and Gafisa S.A. In the last company, he was also the president of their audit committee.  Mr. Schvartsman is still a member of Signatura Lazard, San Antonio Internacional do Brasil, Duratex and Hospital Israelita Albert Einstein.  He is also the founder and president of FSCH Assessoria.  Mr. Schvartsman was the chief financial officer and a member of the board of directors of Ultrapar Participações S.A. until April 2007.  Mr. Schvartsman has a degree in Engineering and has post-graduation degrees in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Business Administration from Fundação Getúlio Vargas.

Mr. Guilherme Affonso Ferreira has been a member of our board of directors since 2008.  Mr. Ferreira is the Chief Executive Officer of Bahema Participações S.A. and is also member of the board of directors of Eternit, Signatura Lazard, Rio Bravo Investimentos and Tavex.  Mr. Ferreira holds a degree in Production Engineering from Escola Politécnica da Universidade de São Paulo – USP and in Economics and Politics from Macalester College.

Mr. Jean Louis Bourgier has been a member of our board of directors since 2009.  Mr. Bourgier has been a member of the Casino Group since 1989 and is currently the director of international operations, having previously held the positions of restaurant activity director, supermarket and convenience store director, international vice president, manager of the Taiwan branch and director of corporate projects.  Before working with the Casino Group, he worked at Procter & Gamble, RJ Reynolds and Burger King.  Mr. Bourgier graduated in business management from ESSEC in France.

Mr. Antoine Marie Remi Lazars Giscard D’Estaing has been a member of our board of directors since 2009.  Mr. D’Estaing is the financial director of the Casino Group.  He was previously financial, strategy and IT director of the Danone Group, and more recently, partner at Bain & Company.  Mr. D’Estaing holds a degree in administration from the HEC Business School and the École Nationale d’Administration.

Mr. Pedro Henrique Chermont de Miranda has been a member of the board of directors since 2009.  Mr. Miranda was the chairman of the board of directors of Casa Show S.A. and CIO and trustee of the main funds of IP Participações, in addition to having participated in the boards of directors of Viavarejo (Ponto Frio), Ponto Frio.com, Mills Andaimes Tubulares do Brasil S.A. and Rossi Residencial S.A. He graduated in Mechanical Engineering from the Pontifícia Universidade Católica of the State of Rio de Janeiro.

Mr. Arnaud Strasser has been a member of the board of directors since 2010.  Mr. Strasser has worked for the Casino Group since 2007 and was the development and equity interests officer, having previously been responsible for the international development department and was an advisor to the presidency.  Mr. Strasser worked in the Cabinet of the Prime Minister of France in 2005 as Mission Head, and in the Cabinet of Renaud Dutreil, French Minister of Companies and Trade, from 2005 to 2007, as special advisor.  He was also a member of the board of directors of Almacenes Exito (Colombia), Big C (Thailand) and Super de Boer (Holland), as well as a member of the executive committee of the Casino Group (France).

Mr. Ulisses Kameyama has been a member of the board of directors since 2010.  Mr. Kameyama has worked for the Casino Group since December 2005 and was the development and equity interests officer for Latin America, having previously been a senior member of the development and equity interests team.  He has also worked as an investments analysis officer at Brasil Telecom S.A. and as an officer at Rothschild Investment Bank.  He graduated in Production Engineering from the Federal University of Rio de Janeiro – UFRJ.

Executive Officers

The following table sets forth the name, position and the year of election of each of our executive officers.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Enéas César Pestana Neto	Chief Executive Officer	2010	2/27/1963
José Roberto Coimbra Tambasco	Executive Vice-President of Retail Business	2010	11/04/1956
Hugo Antonio Jordão Bethlem	Executive Vice-President of Corporate Relations	2010	10/16/1958
Antonio Ramatis Fernandes Rodrigues.	Executive Vice-President of Commercial Strategy, Supply Chain and IT	2011	12/27/1961
José Antônio de Almeida Filippo	Corporate and Finance Services Officer	2011	10/27/1960
Caio Racy Mattar	Executive Vice-President of Specialized Businesses	2010	05/22/1957
Sylvia de Souza Leão Wanderley	People Officer	2010	03/09/1962
Marcelo Lopes	Supply Chain Officer	2010	09/01/1967
Paulo Gualtieri	Control and Management Officer	2011	01/25/1960
Andelaney Carvalho dos Santos	IT Officer	2011	11/05/1967
Vitor Fagá de Almeida	Investor Relations Officer	2010	04/23/1975

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

Mr. José Roberto Coimbra Tambasco has been our Executive Vice-President of Retail Business.  Mr. Tambasco began his career with us in 1979 and since then, has worked as our Administration Trainee, Sales Assistant, Sales Manager, Commercial Manager, Commercialization Officer, Operations Officer, Supermarket Division Officer, Pão de Açúcar Unity Officer, Commercial, Operational and Marketing Vice-President.  He has been our executive officer since 2003 and has a degree in Business Administration from Fundação Getúlio Vargas.

Mr. Hugo A. Jordão Bethlem has been our Executive Vice-President of Corporate Relations.  Mr. Bethlem began his career with us in 2001 and since then has worked as our Commercialization Officer, Commercial Officer, executive Officer of CompreBem and Sendas unities and Supply Chain and IT Vice-President.  Mr. Bethlem was the Commercial Officer of DiCicco, Jerônimo Martins, Parque Temático Play Center and Carrefour.  Mr. Bethlem has a degree in Business Administration from Faculdades Metropolitanas Unidas – FMU and has a post-graduate degree in Administration from Cornell University and has been our executive officer since 2003.

Mr. Antonio Ramatis Fernandes Rodrigues has been our Executive Vice-President of Commercial Strategy.  Mr. Rodrigues was the Commercial and Marketing vice-chairman of Grupo Bom Preço, the Commercial and Logistics vice-chairman of Grupo Sonae and the Commercial vice-chairman of C&A.  Mr. Rodrigues has a degree in engineering from Fundação Armando Álvares Penteado – FAAP and holds a master degree in business administration from Universidade de São Paulo.

Mr. Jose Antônio de Almeida Filippo has been our Corporate and Finance Services Officer since 2010.  Prior to joining our Company in 2010, he worked for Gafisa S.A, Reinolds LATASA and Ingersoll-Rand in various executive financial positions.  From 2004 until prior to joining us in 2010 he was Vice President of Finance and head of Investor Relations at CPFL Energia.  Mr. Filippo graduated from the UFRJ with a degree in civil engineering, earned a finance post-graduate degree at IAG/PUC-RJ, and a specialization in management from IBMEC and Harvard Business School.

Mr. Caio Racy Mattar has been our Executive Vice-President of Specialized Businesses.  He previously served as a member of the executive office of Reúne Engenharia e Construções Ltda., he is the chairman of Gafisa S.A. and he is also a member of the board of directors of Paramount Lansul S.A.. Mr. Mattar has an engineering degree from Instituto de Engenharia Paulista and has attended the London Business School.  Mr. Mattar began his career with us in 1993 and has been our executive officer since 1995.

Mrs. Sylvia de Souza Leão Wanderley has been our People Officer since 2008.  In 2000, Mrs. Leão began working at our Company as a commercial director.  Prior to joining our Company, she worked as a Commercial and Marketing Director for Wal Mart and has also worked for Mesbla.  Mrs. Leão has a degree in Social Communications from FACHA and an Executive MBA from UFRJ.

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

6B.              Compensation

For the year ended December 31, 2011, the aggregate compensation paid in cash to the directors, executive officers and members of the committees of CBD was R$69.8 million.  Non-cash benefits in 2011 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours.  There are no outstanding loans granted by us to our executive officers or members of our board of directors.  Under a new CVM (Comissão de Valores Mobiliários) rule, listed companies are now required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members.  However, our Company, together with other listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, that, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and retained the financial institution Brasilprev Seguros e Previdência S.A. for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company.  Contributions made by the Company in the year ended December 31, 2011, amounted to R$2,791 million and employees’ contributions amounted to R$3,990 million with 881 participants.

We have established a profit sharing plan for our management, including our executive officers.  The plan and its rules have been approved by our board of directors.  The plan does not apply to our board of directors.  Under the terms of the plan, each member of our management (including our executive officers) who is beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The final amount of the profit sharing payment to an individual is based on the consolidated results of the Pão de Açúcar Group, the results of the business segment or the department, as the case may be, to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants.  This index depends on our operating performance.

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2010, 2011, and 2012

The table below indicates the compensation for members of the board of directors, executive officers and fiscal council for 2010:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members (1)	14	11	3	28
Fixed Annual Compensation	-	13,033,027	432,000	13,465,027
Benefits	-	1,875,566	-	1,875,566
Base Compensation	-	-	-	-
Others	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	23,789,333	-	23,789,333
Participation in Meetings	7,198,600	-	-	7,198,600
Participation in Committee Meetings	-	-	-	-
Commissions	-	-	-	-
Others (Invitees’ Compensation)	101,000	-	-	101,000
Post-Employment Benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation (2)	-	14,742,400	-	14,742,400
Total Compensation	7,299,600	53,440,326	432,000	61,171,926

____________

(1)   The number of members of our management informed in the above table represents the average annual number of members of each body ascertained on a monthly basis.

(2)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2010, in line with current policy.

The table below indicates the compensation for members of the board of directors, executive officers and fiscal council for 2011:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members	14	11.67	3	28.67
Fixed Annual Compensation	-	14,510,921	432,000	14,942,921
Benefits	-	2,012,539	-	2,012,539
Base Compensation	-	-	-	-
Others	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	23,149,407	-	23,149,407
Participation in Meetings	7,537,000	-	-	7,537,000
Commissions	-	-	-	-
Others (Invitees’ Compensation)	37,397	-	-	37,397
Post-Employment Benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	13,132,702	-	13,132,702
Total Compensation	7,574,397	52,805,569	432,000	60,811,966

____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2011, in line with current policy.

The table below indicates the estimated compensation for members of the board of directors, executive officers and fiscal council for 2012:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members	14	12	3	29
Fixed Annual Compensation	-	16,401,580	504,000	16,905,580
Benefits	-	2,774,395	-	2,774,395
Base Compensation	-	-	-	-
Others	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	25,610,114	-	25,610,114
Participation in Meetings	7,768,400	-	-	7,768,400
Commissions	-	-	-	-
Others (Invitees’ Compensation)	67,800	-	-	67,800
Post-Employment Benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	16,642,548	-	16,642,548
Total Compensation	7,836,200	61,428,637	504,000	69,768,837

____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2012, in line with current policy.

Variable Compensation 2010, 2011 and 2012

With the exception of the compensation based on the hours actually worked, the members of our board of directors and our fiscal council receive no variable compensation in the exercise of their functions.  Below we present the variable compensation of our executive officers paid in 2010 and 2011 and expected to be paid in 2012.

Amounts referring to the year 2010

Executive Officers
(In R$, when applicable)
Number of members [1]	11
Bonus
Minimum expected amount	-
Maximum expected amount	-
Expected amount– goals achieved	-
Amount actually recognized	-
Profit sharing
Minimum expected amount	-
Maximum expected amount	27,000,000
Expected amount – goals achieved	18,000,000
Amount actually recognized	23,789,333

____________

(1)   The number of members of our executive board informed in the above table represents the average annual number of executive officers ascertained on a monthly basis.

Amounts referring to the year 2011

Executive Officers
(In R$, when applicable)
Number of members [1]	11.67
Bonus
Minimum expected amount	-
Maximum expected amount	-
Expected amount– goals achieved	-
Amount actually recognized	-
Profit sharing
Minimum expected amount	-
Maximum expected amount	33,452,250
Expected amount – goals achieved	22,301,500
Amount actually recognized	23,149,407

____________

(1)   The number of members of our executive board informed in the above table represents the average annual number of executive officers ascertained on a monthly basis.

Amounts projected for the year 2012

Executive Officers
(In R$, when applicable)
Number of members	12
Bonus
Minimum expected amount	-
Maximum expected amount	-
Expected amount – goals achieved	-
Profit sharing
Minimum expected amount	-
Maximum expected amount	30,732,136
Expected amount– goals achieved	25,610,114

Stock Option Plan for Board of Directors and Executive Officers

As of December 31, 2011, we had one stock option plan in effect.  This plan was approved by our shareholders at the general shareholders’ meeting held on December 20, 2006, or Option Plan.

Our Option Plan is managed by the stock option plan management committee, which is elected by our board of directors.  This committee is comprised of three to five members and determines which employees should benefit from the stock options based on their duties, responsibilities and performance.

The Option Plan covers only the preferred shares issued by our Company.

General Terms and Conditions

Our stock option plan management committee usually undertakes annual option granting cycles.  Each granting cycle is allocated a serial number, whereby the grants from the Option Plan are numbered beginning with the letter A, that is, as from “Series A1.”  For the year ended December 31, 2011, the options granted under the Series A2 to A5 of the Option Plan were in effect.

The options granted within the scope of the Option Plan can be classified as “Gold” and “Silver”; this differentiation implies alterations to the option exercise price as explained below.

The Stock Option Committee established the criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Option Plan, according to the analysis of the concept of return on invested capital (ROIC), under the following terms:

(a)   Accelerator:  after 3%, for every 1% more than ROIC, increase by 0.5% the number of shares granted, classified as “Gold”.

(b)   Reducer:  after -3%, for each 1% less than the ROIC, reduce by 5.0% the number of shares granted, classified as “Gold”.

That is:

Principal Objectives of the Plan

The aim of the Option Plan is to (i) attract and retain highly qualified executive officers and professionals; (ii) enable our managers and employees to participate in our capital and in the equity increases arising from the results these managers and employees have contributed; and (iii) to align the interests of our managers and employees with those of our shareholders, encouraging these professionals to better perform while ensuring continuity in the management of our Company.

Maximum Number of Shares and Options

The maximum number of shares covered by the Option Plan is 11,617,748 preferred shares.  The number of shares covered by the Option Plan must always be within our Company’s approved capital limit, which may be amended at any time upon determination of our board of directors.  When stock options are exercised, we issue the beneficiaries new shares, with the right to use our treasury shares.

There is no maximum number of options that may be granted within the scope of the Option Plan, provided that the total number of shares arising from the exercise of the options does not exceed the limit discussed above and a limit of 2% of our capital stock per series.

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

Vesting

As a general rule the options will vest as from the 36th month to the 48th month following the date of execution of the adhesion agreement, the beneficiary will be entitled to acquire 100% of the Silver-type shares.  The exercise of the Gold-type options will occur in the same period, but the percentage of these options subject to exercise will be determined by the stock option plan disbursement committee in the 35th month following the date of execution of the adhesion agreement.

The options granted within the scope of the Option Plan may be exercised in whole or in part.

Restrictions on Transferring Shares

The stock option plan disbursement committee may establish restrictions on the transfer or circulation of the shares resulting from the exercise of the options.

Outstanding Stock Options for Senior Management

The members of our board of directors are not eligible for our stock Option Plan.  Below are the outstanding options for the members of our senior management, as of December 31, 2011.

Number of members benefiting from the granting of stock options:			12
In relation to options not yet exercisable:	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver
Quantity (in thousand)	218.0	218.0	173.4	43.2	156,3	156.4
Vesting date	05/31/2012	05/31/2012	05/31/2013	05/31/2013	05/31/14	05/31/14
Maximum deadline for exercising the options	05/31/2013	05/31/2013	05/31/2014	05/31/2014	05/31/2015	05/31/2015
Weighted average exercise price (in R$, per share)	0.01	27.47	0.01	N/A	0,01	54,69
Fair value of the options on the last day of the year (in R$, per share)	0.01	27.47	0.01	46.49	0,01	54,69
In relation to exercisable options:
Quantity	N/A	N/A	N/A	N/A	N/A	N/A
Maximum deadline for exercising the options	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the last day of the business year (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the last day of the year (in thousand R$)	N/A	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered for Senior Management

The table below shows the options exercised and the shares delivered to the members of our senior management in 2011.

Number of members benefiting from the granting of stock options:		12
In relation to the options exercised and the shares delivered:	Series A3 – Gold (1st tranche)	Series A3 – Silver (1st tranche)	Series A4 – Gold (5th tranche)	Series A4 – Silver (5th tranche)	Series A5 – Gold (1st tranche)	Series A5 – Silver (1st tranche)
Number of shares (in thousand)	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Total amount of the difference between the exercise price and the market price of the shares referring to the options exercised (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A

Insurance

We have an insurance policy with Itaú Seguros S.A., effective from November 23, 2011 through November 23, 2012, covering all our managers against damages attributed to them in the exercise of their functions.  Coverage is limited to US$50 million, with deductibles of US$200,000 for all losses and damages arising from one and the same damaging act involving the capital markets, and US$50,000 for all losses and damages arising from one and the same damaging act of a different nature. The policy is automatically extended to the management of our new subsidiaries, with liability limited to 30% of the total assets of the new subsidiary.

6C.              Board Practices

According to our by-laws, our board of directors consists of at least three and up to 18 members.  The directors meet ordinarily five times a year, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three years. The board’s responsibilities include leading the corporate governance process, electing our executive officers and supervising our management.  Currently our board of directors consists of fourteen members elected by our shareholders, consisting of five representatives of the Diniz Family, four independent directors and five representatives of the Casino Group, whose terms of office expire in 2014.  We are managed by our board of directors (Conselho de Administração) and by our board of executive officers (Diretoria).  None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment.

Mr. Abilio Diniz acts as the Chairman of our board of directors and is responsible for the general supervision of our strategy and activities and liaises between our board of directors and our board of executive officers.  As Chairman of our board of directors, Mr. Abilio Diniz has a casting vote for matters in the regular course of our business.

Our board of executive officers is composed of at least two and up to 14 members, being one the Chief Executive Officer, five Vice Presidents, one Chief Financial Officer and further Executive Officers, elected by our board of directors.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors.  As of March 31, 2012 our board of executive officers was composed of 11 members.

The responsibilities of our executive officers include adopting plans and rules related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

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

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties:  (i) to increase the value of our business by expanding our sustainable development and environmental matters; (ii) to establish sustainable practices, based on economic, environmental and social elements in order to promote sustainable development and disseminate these practices throughout all of our strategic activities and relationships; (iii) to evaluate and approve projects, proposals and institutional campaigns related to environmental or social issues, including the allocation of resources; (iv) to evaluate investment opportunities and projects from a sustainable perspective; and (v) to approve the social and sustainable development reports.  Our sustainability committee is composed of Jean Louis Bourgier, Maria Silvia Bastos Marques, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Ulisses Kameyama, Guilherme Affonso Ferreira and Hélio Mattar, as independent advisor.

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

Name	Age	Position	Year First Elected	Date of Birth
Fernando Maida Dall Acqua	63	Chairman	2009	03/01/1949
Mario Probst	59	Member	2009	05/30/1953
Raimundo Lourenço Maria Christians	54	Member	2011	08/08/1957
John Michel Pimenta de Moraes Streithorst..	42	Alternate	2009	02/09/1970
Antonio Luiz de Campos Gurgel	71	Alternate	2009	11/12/1940
Eduardo Cysneiros de Morais	37	Alternate	2011	09/21/1974

Fernando Maida Dall’Acqua, born in 1949, he has been Chairman of the Fiscal Council since 2009.  He is currently the chairman of the Fiscal Council of Viavarejo, Board member and Audit Committee member at ISA-CTEEP and Audit Committee member at the O Estado de São Paulo newspaper, in addition to providing consulting services to major companies on mergers and acquisitions, economic and financial valuation and tax advisory services.  He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council.  He was also member of the Board of Directors and the Sarbanes-Oxley Audit Committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar.  He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation, and Professor of the School of Administration of São Paulo (Getulio Vargas Foundation).  He was also a Fellow at Michigan State University, U.S.A.

Mario Probst, born in 1953, he has been a member of the Fiscal Council since 2009.  Mr. Probst was partner of KPMG Auditores Independentes and is currently a member of the Fiscal Council of Viavarejo, Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

Raimundo Lourenço Maria Christians, born in 1957, begun his career at PricewaterhouseCoopers from 1979 to March 25, 2011, when he retired.  In 32 years, worked on accounting and financial areas and afterwards on tax matters.  Became partner in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) of PwC.  After retirement from PwC, he became a board member of General Shopping do Brasil S.A., chairman of the Audit Committee of Dasa - Diagnósticos da América S.A., chairman of the fiscal council of Kroton Educacional S.A.,  member of the fiscal council and the audit committee of CBD - Companhia Brasileira de Distribuição and member of the fiscal council of Viavarejo. He is also officer at Holland-Brazil Commerce Chamber and member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute.  He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

John Michel Pimenta de Moraes Streithorst, born in 1970, he has been an alternate member of the Fiscal Council since 2009.  He is currently an alternate member of the Fiscal Council of Viavarejo, and member of the Investment Committee of Capital Mezanino FIP.  He was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners.  He holds a computer engineering degree from the Campinas State University (UNICAMP).

Antonio Luiz de Campos Gurgel, born in 1940, has been an alternate member of the Fiscal Council since 2009. A retired Fiscal Auditor for Brazil’s Federal Internal Revenue Service, where he was assistant to the Chief of the financial institutions division (Delegado da Delegacia Especial de Instituições Financeiras) in São Paulo. He currently dedicates to the study of financial institutions and has been involved in consultancy and training work for various companies. He also works as associate professor in the Accounting, Finance and Control Department of FGV/EAESP.  He graduated in Business Administration from FGV/EAESP and holds an MBA from Michigan State University, U.S.A.

Eduardo Cysneiros de Morais, born in 1974, has been an alternate member of the Fiscal Council since 2011.  He started his career in 1998 at Matrix Bank, as buy-side analyst.  Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005.  He is currently an alternate member of the fiscal council of Viavarejo and member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer.  He is also member of the AMEC’s technical committee.  He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA.

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

Stock Option Plan Management Committee

Our stock option plan management committee has the following duties:  (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when each stock option plan will be granted, considering the possibility of not granting the plan in our Company’s interest; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to guide the Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to the attributions, responsibilities and/or their performance based on the goals established by the “Gold” option plan; (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in the Brazilian corporate law.  Our stock option plan management committee is composed of Abilio dos Santos Diniz, Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Caio Racy Mattar, José Antônio Almeida Filippo, Sylvia de Souza Leão Wanderley, Antonio Ramatis Fernandes Rodrigues and Claudia Elisa de Pinho Soares.

Advisory Board

In addition to the committees aforementioned, our by-laws provide for a non-permanent ad hoc advisory board, which whenever installed, must consist of up to 13 members, shareholders or not, elected by our annual shareholders’ meeting, whose purpose is to make recommendations to our board of directors on measures to be taken in order to ensure the development of our businesses and activities, as well as render opinion on any matters submitted by our board of directors.  Our advisory board meets semi-annually and, in extraordinary circumstances, whenever called by the chairman of our board of directors.  The current term of all members of our advisory board is three years, reelection being permitted, and the members may receive a compensation established by our general shareholders’ meeting.  Our currently installed advisory board was (first) elected by our shareholders in the shareholders’ meeting held on April 30, 2008 and is comprised of the following members, most of them economists or former ministers of economy of Brazil:  Luiz Carlos Bresser Gonçalves Pereira, Mailson Ferreira da Nóbrega, Roberto Teixeira da Costa, Manuel Carlos Teixeira de Abreu, Luiz Felipe Chaves D’Ávila, Luiz Marcelo Dias Sales and Yoshiaki Nakano.

6D.              Employees

As of December 31, 2011, we had 149,070 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management believes that our relations with our employees and their unions are good.  We have not had strikes in our history.

The following table sets forth the number of our employees as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of December 31(1)
	2007	2008	2009	2010	2011
Operational	55,494	60,605	73,617	131,534	129,703
Administrative	10,671	10,051	11,627	13,380	19,367
Total	66,165	70,656	85,244	144,914	149,070

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees.

6E.              Share Ownership

As of December 31, 2011, our board members directly owned an aggregate amount of 4,388 preferred shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, own directly less than 1% of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A.  Major Shareholders.”  As of March 31, 2012, our management and some of our employees also owned options to purchase an aggregate amount of 2,681,930 preferred shares at per-share weighted average purchase price of R$24.76.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B.  Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.              Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2012 by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A (1)	65,400,000	65.61	-	-	65,400,000	25.16
Península Participações Ltda (2)	-	-	2,622,182	1.63	2,622,182	1.01
Sudaco Participações S.A. (3)	28,619,178	28.71	3,091,566	1.93	31,710,744	12.18
Segisor S.A. (3)	-	-	5,091,754	3.17	5,091,754	1.96
Casino Guichard Perrachon S.A (3)..	5,600,052	5.62	-	-	5,600,052	2.15
Bengal LLC (3)	-	-	1,550,000	0.97	1,550,000	0.60
Oregon LLC (3)	-		2,483,761	1.55	2,483,761	0.95
King LLC (3)	-	-	4,752,590	2.96	4,752,590	1.83
Lobo I LLC (3)	-	-	6,566,493	4.09	6,566,493	2.52
Pincher LLC (3)	-	-	1,550,000	0.97	1,550,000	0.60
Parker I LLC (3)	-	-	3,907,123	2.43	3,907,123	1.50
Abílio dos Santos Diniz	100	-	-	-	100	-
João Paulo F. dos Santos Diniz	-	-	17,893	0.01	17,893	0.01
Ana Maria F. dos Santos Diniz D’ Avila	1	-	-	-	1	-
Pedro Paulo F. dos Santos Diniz	-	-	724	-	724	-
Jean-Charles Naouri	-	-	1	-	1	-
PAIC Participações Ltda (4)	-	-	652,140	0.41	652,140	0.25
Onyx 2006 Participações Ltda (5)	-	-	20,635,313	12.85	20,635,313	7.93
Rio Plate Empreendimentos e Participações Ltda (6)	-	-	4,076,494	2.54	4,076,494	1.57
Stanhore Trading Internacional S.A. (6)	-	-	7,398,417	4.61	7,398,417	2.84
Directors and Officers (7)	-	-	447,765	0.28	447,765	0.17
Others	60,520	0.06	95,750,586	59.62	95,750,586	36.81
TOTAL	99,679,851	100.0	160,594,802	100.0	260,274,653	100.00

 (1)  Península Participações S.A. and Sudaco Participações Ltda own 27% and 73%, respectively, of the capital stock of Wilkes Participações S.A..

(2)   Abilio Diniz, Ana Maria Diniz, João Paulo Diniz, Pedro Paulo Diniz, Adriana Diniz, Rafaela Marchesi Diniz and Miguel Marchesi Diniz own 12.07%, 14.78%, 14.78%, 14.78%, 14.78%, 14.41% and 14.41%, respectively, of the capital stock of Península Participações S.A.

(3)   Sudaco Participações Ltda., Segisor S.A., Casino Guichard Perrachon S.A., Bengal LLC, Oregon LLC, King LLC, Lobo I LLC, Pincher LLC and Parker I LLC are part of the Casino Group.

(4)   Península Participações S.A. and Abilio Diniz own 92.38% and 7.62%, respectively, of the capital stock of PAIC Participações Ltda.

(5)   Rio Plate Empreendimentos e Participações Ltda. and Abilio Diniz own 99.998% and .002%, respectively, of the capital stock of Onyx 2006 Participações Ltda.

(6)   Península Participações S.A. owns 100% of the capital stock of Rio Plate Empreendimentos e Participações Ltda. and Stanhore Trading Internacional S.A.

(7)   These shares refer to the amount of shares that the directors and officers own directly, not beneficially.

As of the date of this annual report, Abilio Diniz is the beneficial owner of 2,14% of the total common shares, 2,69% of the total preferred shares and 2,48% of the total capital stock.  Ana Maria Diniz, João Paulo Diniz and Pedro Paulo Diniz are the beneficial owners of 2,62% of the total common shares, 3,25% of the total preferred shares and 3,01% of the total capital stock.  As of the date of this annual report, the Casino Group is the beneficial owner of 41,59% of the total capital stock of CBD.

On March 31, 2012, 63,760,086 of our preferred shares were held in the form of ADSs, representing 39.7% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

Holding Company Goodwill Contribution of Deferred Tax Benefits

On May 3, 2005, the Diniz Family and the Casino Group formed Vieri Empreendimentos e Participações S.A., or Vieri, which became our parent company.  The control of Vieri was shared by the Diniz Family and the Casino Group.  The group was reorganized and restructured in 2006, resulting in our current ownership structure.
Under the terms of the corporate reorganization, the resulting tax benefit reverts 80% to the benefit of the controlling shareholder that originated the goodwill  upon the issuance of new shares and the remaining 20% reverts to the benefit of all shareholders without issuing new shares. The realization of this benefit does not cause any negative effects to our profitability or the flow of dividends to our minority shareholders.

On December 31, 2011, the tax benefit related to both our income taxes and our social contribution tax on profits resulting from the Vieri goodwill was fully utilized, as compared to a balance of R$104.9  million in 2010 and R$208.7 million in 2009. See note 22(b) to our financial statements included elsewhere herein.

The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders` equity as a capital reserve (goodwill special reserve), as it represents a realizable asset contribution by the shareholders.  Also under the terms of the corporate reorganization, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the proportion described above, and non-controlling shareholders are entitled a right of preference to acquire a number of shares to be issued by us proportional to their interest in our capital at the time.

In 2011, the economic benefits generated by the amortization of shareholder’s premium was R$97.8 million plus R$103 million used on installment refers period of 2007, which will be submitted for approval at the annual shareholders’ meeting on April 27, 2012.  The remaining goodwill reserve balance as of December 31, 2011 is R$238 million.  See note 26(c) to our financial statements included in this annual report.

Shareholders’ Agreements and Conditional Put Option Agreement

Since May 2005, the Diniz Family and the Casino Group has shared control over our Company through shared ownership of our Holding Company, which owns 65.6% of our voting shares.  On November 27, 2006, the Diniz Family and the Casino Group entered into a conditional put option agreement, or the Conditional Put Option Agreement, which contemplates the conditional transfer of indirect equity interest in us from the Diniz Family to the Casino Group.  At the same date, the Diniz Family and the Casino Group entered into a shareholders’ agreement, or the Holding Company Shareholders’ Agreement, that outlines the rules for the exercise of our control, corporate governance and restrictions on transfer of the Holding Company’s shares.  Furthermore, the Holding Company has a right of first refusal of 34.3% of our common shares held by the Casino Group through Casino Guichard Perrachon S.A. and Sudaco Participações Ltda.

In addition, the Holding Company, the Diniz Family and the Casino Group entered into a separate shareholders’ agreement, or the CBD Shareholders’ Agreement, that contains rules on, among other matters, the transfer of our shares that are held by either of the Diniz Family and the Casino Group other than through the Holding Company.  As of March 31, 2012, the Casino Group, through Sudaco Participações Ltda. and Casino Guichard Perrachon S.A., held an aggregate of 34,219,230 of our common shares, representing approximately 34.33% of our outstanding common shares.  At the same date, the Diniz Family did not hold common shares other than through the Holding Company.

The three following sections summarize certain provisions of the Conditional Put Option Agreement and the shareholders’ agreements The summaries below are qualified by reference to the agreements that are filed as exhibits to this annual report. See “Recent Developments Between Our Controlling Shareholders” below.

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

•         appoint five directors of our board of directors; and

•         appoint the Chairman of our board of directors until June 21, 2012; from June 22, 2012, the appointment will alternate every three years between the two groups, and the Casino Group will have the right to the first alternate appointment for a term-in-office from June 22, 2012 to June 21, 2015; however, the Casino Group has agreed, for this first alternate appointment, that Mr. Abilio Diniz will continue as Chairman of our board of directors, provided that we maintain a good performance track record; moreover, for any subsequent terms as to which the Casino Group is entitled to name our Chairman, Casino has agreed that Mr. Abilio Diniz has the right to remain Chairman as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record.

Pursuant to the Holding Company Shareholders’ Agreement, the Casino Group is entitled to:

•         appoint (i) two directors of the board of directors of the Holding Company composed of four directors, and (ii) two executive officers of the Holding Company;

•         appoint the Chairman of the board of directors of the Holding Company for the remaining term of the Holding Company Shareholders’ Agreement as from June 22, 2012;

•         after June 22, 2014, the option to appoint the Chairman of the Holding Company if the Diniz Family transfers common shares of the Holding Company to a third party;

•          the appointment by the Casino Group of the Chairman of the Holding Company in accordance with items above will entitle the Diniz Family to exercise the First Put Option;

•          ppoint five directors to our board of directors; and

•          ppoint the Chairman of our board of directors if, after June 22, 2014, the Diniz Family transfers any common shares of the Holding Company to a third party.

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

If the Casino Group (i) appoints the Chairman of the board of directors of the Holding Company or (ii) exercises the Distressful Call Option, the Diniz Family’s rights under the Holding Company Shareholders’ Agreement will be limited to (y) veto rights regarding (a) any corporate restructuring of CBD or the Holding Company, including, without limitation, a capital contribution in kind, a merger, including a merger of shares, a split and a spin-off, without an independent fairness opinion; (b) any contracts or agreements entered into by and between CBD, on the one hand, and the Holding Company, on the other hand, on terms and conditions other than on arm’s length basis; (c) CBD or the Holding Company seeking court or other protection under any applicable bankruptcy or the reorganization law without an independent fairness opinion; (d) any change in the dividend policy of CBD or of the Holding Company; (e) the delisting of the Preferred Shares or of the Common Shares, if applicable, of CBD; (f) any change in the rights and characteristics of the Preferred Shares of CBD; and (z) certain election rights.

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

•         First Put Option:  in the event that the Casino Group elects the Chairman of the Holding Company from June 22, 2012, the Diniz Family will be entitled during a period of 60 days following the date Casino elected to appoint the chairman of the Holding Company board to cause the Casino Group to purchase for a fixed price a direct equity interest in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.

•         Distressful Call Option: in the event that CBD experiences a distressful situation as defined in the Conditional Put Option Agreement, the Casino Group will be entitled to cause the Diniz Family to sell for a fixed price a direct equity interest in the Holding Company corresponding to 1,000,000 shares of our issued and outstanding common shares.

•         Second Put Option:  in the event that either of the First Put Option, the Security Call Option or the Distressful Call Option is exercised, the Diniz Family will be entitled to cause the Casino Group to purchase a direct equity interest in the Holding Company corresponding to 19,375,000 shares of our issued and outstanding common shares.  The Second Put Option may be exercised through the exercise of the First Put Option, the Security Call Option or through the exercise of the Distressful Call Option during the period of eight years commencing on June 22, 2014.

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

The Holding Company Shareholders’ Agreement (as described above) and the Conditional Put Option Agreement also grant the Casino Group, among other rights:  (i) a conditional call option to acquire control of the Holding Company, or the Rearrangement Call Option and (ii) a call option to assure control of the Holding Company, or the Security Call Option, as follows:

•         Rearrangement Call Option: in the event the Casino Group expresses its intention to appoint, after June 22, 2012, the chairman of the board of directors of the Holding Company and does not become the holder of more than 50% of the Holding Company’s common shares within 60 days of that appointment, the Casino Group, after such period, will be entitled to cause the Diniz Family to sell one Holding Company common share.

•         Security Call Option: in the event that the Casino Group attempts to exercise its right to appoint the Chairman of the Holding Company from June 22, 2012 and, for any reason, its appointee fails to be elected, the Casino Group will be entitled to buy the shares subject to the First Put Option.

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

7B.              Recent Developments Between Our Controlling Shareholders

On March 21, 2012, Casino informed us that it had sent a notice to the Diniz Family exercising  its right to appoint, for compulsory election, on June 22, 2012, the chairman of the board of directors of the Holding Company. This action will result in the Casino Group becoming, through the Holding Company, the sole controlling shareholder of the Company, while Mr. Abilio dos Santos Diniz will be entitled to certain veto rights and other rights pursuant to the terms of the Shareholders’ Agreements (for further information, see “Item 7A. Major Shareholders – Conditional Put Option Agreement and Shareholders’ Agreements).

Under the terms of the Holding Company Shareholders’ Agreement, Mr. Abilio Diniz has the right to remain chairman of our board of directors for as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record.

7C.              Related Party Transactions

From time to time we have entered into transactions with the Diniz Family, Casino Group and other related parties for the provision of certain services.  The following discussion summarizes certain of the significant agreements and arrangements among us and certain of our affiliates. For further details regarding our related party transactions, see note 24 to our audited consolidated financial statements included elsewhere herein.

Leases

We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which is controlled by members of the Diniz Family.  These properties include two stores from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz, 57 stores from the Sendas family and seven stores from Mrs. Sonia Maria dos Santos Diniz Bernandini and 62 stores from the Fundo de Investimento Imobiliário Península.

Aggregate payments in 2011 under those leases equaled approximately R$17.5 million to the Diniz family, R$34.5 million to the Sendas family and R$148.5 million to the Fundo de Investimento Imobiliário Península.  We believe that all the leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis (market conditions).  For further information on these leases, see note 24(b) to our financial statements included in this annual report.

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

Furniture Supply Agreement with Bartira

Within the scope of the association with Casa Bahia Comercial Ltda., on October 1, 2010, a furniture supply agreement was entered into between Viavarejo and Nova Casa Bahia, on the one hand and Indústria de Móveis Bartira Ltda., a furniture manufacturer company controlled by Casa Bahia Comercial Ltda., on the other hand, to exclusively supply furniture to Nova Casa Bahia.  The agreement has a six-year term.  Aggregate payments to Bartira in 2011 under this agreement were approximately R$537 million. Nova Casa Bahia owns 25% of Bartira’s capital stock for the purpose of safeguarding its rights in the furniture supply agreement.  On November 9, 2010, an agreement was entered into between Nova Casa Bahia and Casa Bahia Comercial Ltda., pursuant to which a purchase option of 75% of Bartira’s capital stock was granted to Nova Casa Bahia, exercisable for a 30-day term as of November 9, 2013.  If Nova Casa Bahia does not exercise its option, Casa Bahia Comercial Ltda. will have the obligation to buy Nova Casa Bahia’s equity interest in Bartira.

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

7D.              Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

8A.              Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are a party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and labor litigation and administrative proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions to us and to ensure that the outcomes of these legal proceedings have no material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions.  For further information on our legal proceedings, see note 23 to our financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified, and made provisions for the following probable losses that may result from the current legal proceedings to which we are a party:

	2009	2010	2011
	(in millions of R$)
COFINS and PIS tax claims	161.4	104.5	78.1
Labor claims	103.1	110.6	132.9
Civil and other claims	117.5	129.4	123.1
Other tax claims	279.3	464.9	346.1
Total accrued liabilities for legal proceedings	661.3	809.4	680.2

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which was 9.37% on December 31, 2010 and 11.04% on December 31, 2011, and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction.  The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay contribution for social integration, (Programa de Integração Social), or PIS tax, and social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS tax, at the rates of 1.65% and 7.6% on gross sales revenue, respectively.  We adopt the non-cumulative system whereby these tax liabilities can be offset by credits we accrue from taxes previously paid on products we purchase and other expenses.  As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude state value added taxes (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or ICMS, from the calculation basis of these two contributions.

In addition, the Company compensated certain PIS and COFINS with IPI tax credits acquired from third parties based on final court decisions. The value of the demands for PIS and COFINS as of December 31, 2011 was R$78.1 million, compared to R$104.5 million as of December 31, 2010.

Labor claims

We are party to numerous lawsuits involving disputes with employees, primarily arising from layoffs in the ordinary course of business. Exclunding provisions recorded in Viavarejo as discussed below, at December 31, 2011, the Company recorded a provision of R$118.6 million, as compared to R$89.9 million in December 31, 2010, referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experience in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) 1.20% accumulated in the year ended December 31, 2011 (0.69% in December 31, 2010) accrued of 1% monthly interest.

Labor provisions were recorded in Viavarejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$14.3 million at December 31, 2011, as compared to R$20.8 in December 31, 2010.

For further information on our tax-related claims, see note 23 to our financial statements included in this annual report.

Civil and other claims

We are a defendant in civil lawsuits.  Among these lawsuits, we highlight the following:

•           We file and respond to various lawsuits requesting the review of lease amounts.  In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We set up a provision for the difference between the amount originally paid by the stores and that established temporarily in these lawsuits.  In other lawsuits, we recorded a provision for the difference between the amount paid as provisional rent and that pleaded by the adversary party, based on a report prepared by the technical assistant of the adversary party, according to the probability of loss for each of the lawsuits.  As of December 31, 2011, the provision for these lawsuits amounts to R$21.9 million, as compared to R$33.3 million as of December 31, 2010, for which there are no judicial deposits.

•           Viavarejo is party in lawsuits involving consumer relations rights (civil claims and assessments from PROCON- Fundação de Proteção e Defesa do Consumidor) and a few lawsuits involving contracts terminated with suppliers in the amount of R$50.0 million at December 31, 2011, as compared to R$35.1 million in December 31, 2010.

•           Civil provisions were recorded at the subsidiary Viavarejo relating to contingent liabilities recognized at the time of the business combination in the amount of R$6.5 million, as compared to R$10.7 million as of December 31, 2010.

As of December 31, 2011, including the lawsuits mentioned above, we had provisioned for civil actions in the amount of R$123.1 million, as compared to R$129.4 million as of December 31, 2010.

Other tax claims

We have other tax claims which, after analysis of our legal counsel, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP); (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified at the registration of the Finance Secretary, error in application rate, ancillary obligations by state and treasury departments and (v) other less relevant issues. The amount recorded at December 31, 2011 is R$161.5 million, as compared to R$75.9 million in December 31, 2010.

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2011 is R$26.3 million, as compared to R$31.1 million in December 31, 2010.

Tax provisions for contingent liabilities were recorded in our Globex subsidiary (currently Viavarejo), which are recorded upon business combination, according to IFRS 3 Business Combination requirements. The Company re-evaluated Viavarejo claims on the reference date of acquisition by CBD (July 6, 2009) and on December 31, 2011 the amount of R$158.3 million was recorded, as compared to R$159.2 million on December 31, 2010 in tax contingent liabilities.

Other tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits incurring on coffee exports.

For further information on our tax-related claims, see note 23 to our financial statements included in this annual report.

Other contingent liabilities for which there are no provisions

As of December 31, 2011, we were a party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings.  See note 23(f) to our audited consolidated financial statements included in this annual report for detailed information on these proceedings.

Tax-Related Claims

We are a party to several tax-related legal proceedings with various governmental agencies related to social security taxes (INSS), federal income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU and property transfer tax (Imposto sobre transferência de bens imóveis), or ITBI.  As of December 31, 2011, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$4,362.2 million, as compared to R$2,844.2 million in 2010.

Other Legal Proceedings

We are a party to certain administrative proceedings and suits related to civil, consumer protection matters and labor claims.  As of December 31, 2011, the aggregate amount of the possible loss regarding these proceedings was R$414.3 million, as compared to R$128.8 million in 2010.

Federal Tax Installment Payment Program (REFIS)

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes.  During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program.  The balance of the consolidated installments on December 31, 2011 was R$1,463.0 million, as compared to R$1,431.8 million in 2010.

Dividend Policy and Dividends

General

Pursuant to the Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year at which time the allocation of the results of operations in any year and the distribution of an annual dividend are approved.  Under the Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to the Brazilian corporate law.  Currently, the Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the adjusted net profits and adjusted according to Brazilian corporate law.  Pursuant to the Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds.  Also pursuant to the Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders’ general meeting that the distribution would be incompatible with its financial condition.

For the fiscal year ended 2011, we have not changed the dividend distribution period.  Pursuant to our dividend policy created by our board of directors on August 3, 2009, we anticipate our dividend distribution on a quarterly basis.  For further information see “Item 10B.  Memorandum and Articles of Association — Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”  According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2007

: Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares (in R$ millions)
2007(1)	Dividends	June 2008	0.2288	0.2080	50.1
2008	Dividends	June 2009	0.2735	0.2486	61.8
2009	Dividends	August 24, 2009	0.13558	0.12326	30.9
2009	Dividends	November 30, 2009	0.06614	0.06013	15.5
2009	Dividends	June 28, 2010	0.39372	0.35793	94.1
2010	Dividends	May 31, 2010	0.08	0.0727272	19.2
2010	Dividends	August 17, 2010	0.08	0.0727272	19.6
2010(2)	Dividends	December 1, 2010	0.08	0.0727272	19.6
2010	Dividends	May 30, 2011	0.45827	0.40955	113.2
2011	Dividends	May 27, 2011	0.09	0.0818181	22.5
2011	Dividends	August 10, 2011	0.09	0.0818181	22.6
2011	Dividends	November 28, 2011	0.09	0.0818181	22.6
2011(3)	Dividends	To de determined	0.372950601	0.410245661	102.9

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

(3)   These amounts have been proposed by management and are subject to confirmation at the annual shareholders’ meeting to be held on April 27, 2012.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.  See “Item 10D.  Additional Information — Exchange Controls.”  The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the custodian for the preferred shares underlying the ADSs.  The current custodian is Banco Itaú Corretora de Valores S.A.

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

8B.              Significant Changes

None.

ITEM 9.      THE OFFER AND LISTING

9A.              Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR4.  Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD”. We are also listed on the Luxembourg Stock Exchange.

Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2011, the ADSs represented 39.8% of our preferred shares.  Each ADS represents one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2007(2)	40.72	27.03	23.00	15.27	19,440,718
2008:	40.66	24.67	17.40	10.56	20,689,189
2009:	65.00	27.96	37.33	16.06	25,598,431
2010:
1st quarter	68.17	57.63	38.27	32.35	42,694,323
2nd quarter	64.09	54.40	35.51	30.14	46,772,924
3rd quarter	64.48	56.13	38.21	33.27	64,902,605
4th quarter	71.18	59.31	42.84	35.70	49,312,169
2011:
1st quarter	70.21	58.93	43.12	36.20	48,534,251
2nd quarter	73.25	62.30	46.92	39.91	87,314,590
3rd quarter	72.99	56.00	39.36	30.20	41,020,592
4th quarter	68.84	56.05	36.70	29.88	34,576,724

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

(2)   Adjusted to reflect the reverse stock split of the shares.

Share prices for the most recent six months are as follows:

	High	Low	High	Low
	R$		US$(1)
October 2011	68.84	56.05	40.77	33.20
November 2011	66.15	59.58	36.53	32.90
December 2011	68.75	64.49	36.65	34.38
January 2012	73.00	66.00	41.98	37.95
February 2012	80.00	73.25	46.81	42.86
March 2012	87.45	79.80	47.99	43.80

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

On April 19, 2012, the closing sale price for the preferred shares on the BM&FBOVESPA was R$89.01 per preferred share, equivalent to US$47.18 per ADS translated at the exchange rate of R$1.887 per US$1.00, the commercial market rate on that date.  On the same date, the closing sale price for our ADSs on the NYSE was US$47.93.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2007(2)(3)	21.89	13.75	38.76	24.36	12,211,102
2008(3)	24.73	11.09	57.79	25.92	14,613,403
2009(3)	37.79	11.65	65.79	20.28	11,633,266
2010:
1st quarter	38.87	31.90	69.24	56.83	20,101,111
2nd quarter	36.50	29.15	65.88	52.60	22,684,079
3rd quarter	37.05	32.00	62.51	53.99	31,911,583
4th quarter	42.26	35.43	70.21	58.86	26,967,500
2011:
1st quarter	43.40	35.99	70.66	58.59	21,871,240
2nd quarter	48.00	39.61	74.93	61.84	51,315,485
3rd quarter	47.39	30.78	87.88	57.08	26,384,299
4th quarter	41.01	30.68	76.93	57.55	19,712,106

____________

(1)   Converted into Brazilian Reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

(2)   Adjusted to reflect the reverse stock split of the shares.

(3)   Adjusted to reflect the current ADR share ratio of 1:1.

Share prices for the most recent six months are as follows:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
October 2011	41.01	30.68	69.25	51.80	29,740,007
November 2011	39.02	32.14	70.66	58.20	14,263,426
December 2011	38.19	34.72	71.64	65.13	15,132,887
January 2012	42.77	36.03	74.38	62.66	14,438,633
February 2012	48.04	42.91	82.11	73.34	25,362,158
March 2012	49.64	45.99	90.45	83.80	27,951,032
____________
(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

9B.              Plan of Distribution

Not applicable.

8C.              Markets

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

As of April 19, 2012, there were 534 companies listed on the BM&FBOVESPA.

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the National Monetary Council (Conselho Monetário Nacional), or CMN, the CVM, which has general authority over stock exchanges and the securities markets and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The regulatory and supervision powers of the CMN, the CVM and the Central Bank are set out by Law No. 4,595, dated December 31, 1964, as amended, and Law No. 6,385, dated December 7, 1976, as amended, or Brazilian Securities Law.

Under Law No. 6,404, dated December 15, 1976, as amended, or Brazilian Corporate Law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada.  All public companies are registered with the CVM, and are subject to periodic reporting requirements and disclosure of material facts.  A company registered with the CVM may have its securities traded either on the BM&FBOVESPA or on the Brazilian over-the-counter market.  The shares of a company listed on the BM&FBOVESPA may also be traded privately, subject to certain limitations.  To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and with the BM&FBOVESPA.  Trading of securities of a public company on the BM&FBOVESPA may be suspended at the request of such company in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the BM&FBOVESPA.

The Brazilian Securities Law, Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Level 1 (Nível 1) and 2 (Nível 2) of differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good practices of corporate governance.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To be listed on the Level 1 segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (a) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading (at least 25% must be free float), (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including the disclosure of consolidated financial statements and independent audit revision opinion, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company, (e) submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA and (f) disclose to shareholders an annual corporate events calendar.

On May 10, 2011 the differentiated Corporate Governance Practices and New Market (Novo Mercado) rules were amended.  The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules.  In addition to that, according to the amended rules, a company’s CEO or major executive officer cannot cumulate the position of chairman of the board of directors as well as all board members shall be elected for unified terms extending for a maximum of two (2) years. Reelection is permitted.

We have been listed as a Level 1 listed company since March 31, 2003.  As a result, we must comply with the corporate governance standards and Level 1 listing requirements described in the previous paragraphs in addition to other obligations imposed by the applicable Brazilian law.

Disclosure Requirements

According to the Brazilian Corporate Law and CVM regulation, a public company must submit to the CVM and BM&FBOVESPA certain periodic information, including financial statements accompanied by the management discussion and analysis report and independent audit report, quarterly information, management discussion and analysis and independent audit reports.  This legislation also requires us to file with the CVM and the BM&FBOVESPA our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communication regarding material acts or facts.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or facts, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

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

•         require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and

•         forbid trading on the basis of insider information.

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or managers consider that their disclosure will risk the company’s legitimate interest.

9D.              Selling Shareholders

Not applicable.

9E.              Dilution

Not applicable.

9F.               Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10A.           Share Capital

As of December 31, 2011, our capital stock consisted of a total of 260,238,601 non-par shares, of which 99,679,851 were common shares and 160,558,750 were preferred shares.  As of the same date, our Company held 232,586 preferred shares in treasury.

As of March 31, 2012, our capital stock consisted of a total of 260,274,653 non-par shares, of which 99,679,851 were common shares and 160,594,802 were preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

10B.           Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law.  This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to the Brazilian corporate law.

Corporation Objects and Purposes

We are a publicly held corporation with principal place of business and jurisdiction in the city of São Paulo, Brazil, governed by Brazilian laws (including the Brazilian corporate law), CVM and SEC regulations and our by-laws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law.  Furthermore, we may also engage in a wide range of activities set forth in article 2 of our by-laws.

Preferred Shares and Common Shares

Pursuant to the Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into preferred shares at any time.  See “—Conversion of Common Shares into Preferred Shares.”

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

Furthermore, the preferred shares will only be admitted for trading on the BM&FBOVESPA if they are entitled to at least one of the following preferences:

•           right to participate in the distribution of the mandatory dividend of at least 25% of our adjusted net profits, pursuant to the following criteria (See “— Allocation of Net Profits and Distribution of Dividends – Mandatory Dividends” for a description of calculation of our adjusted net profits):  (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above; or

•           right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares.

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

Tax incentives reserve account.  According to the Brazilian corporate law, our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profits resulting from government donations or subventions for investment purposes.

Retention of our net profits.  According to the Brazilian corporate law, the shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Unrealized income reserve account.  The portion of the mandatory dividends that exceeds the net profits actually realized in that year may be allocated to the unrealized income reserve account.  Unrealized income is income resulting from investments measured by equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year.

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

Distribution of Dividends

Under the Brazilian corporate law and our by-laws, we may pay dividends only from:

•           our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by:  accumulated losses from prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our Profit Sharing Program (participações dos empregados nos resultados).  Furthermore, our by-laws allows us to implement a profit sharing plan for employees and managers and a stock option plan.  The amount to be paid in connection with both plans is set forth by our board of directors and must not exceed an amount equal to 15% of our net profits.  Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders.

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

Consequently, under our by-laws, to the extent funds are available, dividends and/or interest on shareholders’ equity are paid in the following order:  (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.08 per preferred share; and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.08 per share, each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition.  We are authorized, but not required, to distribute a higher amount of dividends.

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

Under the Brazilian corporate law, dividends must be available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date.  The amount is subject to monetary restatement, in accordance with recommendation of our board of directors and the Brazilian corporate law.

A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares.  After the expiration of that period, we are no longer liable for the payment of such dividend.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements.

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

Conversion of Common Shares into Preferred Shares

Our by-laws does not provide for the conversion of preferred shares into common shares.  In accordance with our by-laws, our shareholders may at any time convert our common shares into preferred shares, provided that such common shares are fully paid and that the total of preferred shares issued do not exceed the limit of two-thirds of all outstanding shares.  The requests for conversion must be submitted in writing to our board of executive officers and subsequently ratified at the next board of directors meeting.

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

With respect to the borrowing powers of the Board of Directors, the Board of Directors has the power to authorize the borrowing of funds.  Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) one executive officer, acting jointly with the Chief Executive Officer or other executive officer indicated by the board of directors, (ii) one officer and one attorney-in-fact, or (iii) two attorneys in-fact.

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

The Brazilian corporate law provides that non-voting or restricted voting shares (such as our preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights if the company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s by-laws) to pay any fixed or minimum dividend to which such shares are entitled, and such voting rights exist until the payment thereof is made.  Our by laws do not set forth any shorter period.

In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding the majority of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares.  This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, at least 15 days prior to the meeting, but would not generally require any other form of notice.  We have designated newspapers such as Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico for this purpose.  In addition to these newspapers, we also have to publish the notice on the website of CVM or BM&FBOVESPA and our website.

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

•         amend our by-laws;

•         delisting from CVM (to become a private company);

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

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee.  We maintain book entry form services with Banco Itaú Corretora de Valores S.A., or the custodian, which performs all the services of safekeeping and transfer of our shares and related services.

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

Other Dispositions

In addition to the provisions already described in this annual report, the Brazilian corporate law and current regulations set forth, among others:

i.           upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

ii.          if provided for in the by-laws, disputes among our shareholders will be subject to arbitration; our by-laws currently do not provide for arbitration;

iii.        upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares considering the total number of outstanding shares;

iv.        members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders; and

v.         the chairman of any shareholders’ or board of directors’ meeting will disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

10C.           Material Contracts

Casas Bahia

Below we summarize the shareholders’ agreement entered into between us, Casa Bahia Comercial Ltda., Viavarejo and the partners of Casa Bahia Comercial Ltda.  The summary is qualified by reference to the agreements that are filed as exhibits to this annual report.

Pursuant to the shareholders’ agreement CBD will have the right to elect the majority of members of Viavarejo’s board of directors and the partners of Casa Bahia Comercial Ltda. will have the right to elect a certain number of members corresponding to their ownership interest in Viavarejo’s capital stock if Casa Bahia Comercial Ltda. holds, at least, 25% of shares bound to the shareholders’ agreement.  The partners of Casa Bahia Comercial Ltda. shall appoint, at least, two members of Viavarejo’s board of directors if they hold, at least, 20% of the shares bound to the shareholders’ agreement.  The shareholder’s agreement also provides for veto rights regarding certain matters.  Currently, the board of directors is composed of five members elected by CBD and four members elected by partners of Casa Bahia Comercial Ltda.

In addition, during the period in which the partners of Casa Bahia Comercial Ltda. hold shares bound to the shareholders’ agreement representing, at least, 29% of Viavarejo’s total capital stock (excluding treasury shares from this calculation), Mr. Michael Klein will be appointed chairman of the board of directors.

The board of directors appointed Mr. Raphael Klein to hold the position of Viavarejo’s chief executive officer on November 17, 2010, with two-year term of office.

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

Pursuant to Resolution 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

i.           appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

ii.          appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

iii.        complete the appropriate foreign investor registration form;

iv.        register as a foreign investor with the CVM; and

v.         register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over the counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading.  Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

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

Distribution of Interest on Shareholders’ Equity

In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making dividend distributions.  Such interest is calculated by reference to the TJLP (long term interest rate) as determined by the Central Bank from time to time and cannot exceed the greater of:

i.           50% of the net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with generally accepted accounting principles in Brazil for the period in respect of which the payment is made; or

ii.          50% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with generally accepted accounting principles in Brazil.

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

Taxation of Gains

According to Law No. 10,833 of December 29, 2003, capital gains realized on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to other non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil. In this sense, on the disposal of the preferred shares, as they are assets located in Brazil, the Non Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposal is conducted in Brazil or abroad and with a Brazilian resident or not.

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

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax as long as registration rules for the preferred shares are appropriately observed with the Central Bank.  The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a resident in a Low or Nil Taxation Jurisdiction, if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the preferred shares, calculated as above, will be considered a capital gain subject to taxation.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non Brazilian Holder that is a 2,689 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

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

Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

i.           exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, of January 26, 2000, (“2,689 Holder”) and (2) is not a resident in a Low or Nil Taxation Jurisdiction; or

ii.          subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non Brazilian Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

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

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of preferred shares or ADSs by a Non-Brazilian Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made or inheritances bestowed by the Non-Brazilian Holder to individuals or entities resident or domiciled within such states in Brazil.  There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of preferred shares or ADSs.

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for almost all foreign currency exchange transactions is 0.38%. Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a non-Brazilian holder, as applicable) are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange; and (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

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

As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

i.           an individual citizen or resident of the United States;

ii.          a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

iii.        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

iv.       a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations.  Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, under current law, the U.S. dollar amount of dividends received in taxable years beginning on or before December 31, 2012 by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.  In addition, if we are a PFIC, U.S. holders would generally be required to comply with annual reporting requirements.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

U.S. Information Reporting and Backup Withholding

A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale, exchange or other taxable disposition of preferred shares or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

Recently enacted legislation requires certain U.S. holders to report information to the IRS with respect to their investment in certain “foreign financial assets” not held through a custodial account with a U.S. financial institution.  U.S. holders who fail to report required information could become subject to substantial penalties.  U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment.

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

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência (similar to proxy statement) in accordance with CVM Instruction No. 480/09, which can be accessed through www.cvm.gov.br.  Information from that website is not incorporated by reference into this document.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at: Avenida Brigadeiro Luiz Antônio, no. 3,142, São Paulo, São Paulo, Brazil.

10I.             Subsidiary Information

Not required.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates.  Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates.  See note 20 to our financial statements included in this annual report for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk.

Starting in 1999, we have adopted a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais.  We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of the CDI rate.  Amounts are normally consummated with the same financial institutions and for the same maturity periods.  See “Item 5B.  Liquidity and Capital Resources.”

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

We have a policy of entering into contracts only with parties that have high credit ratings.  The counter-parties to these contracts are major financial institutions.  We do not anticipate a credit loss from counter-party non performance.

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

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2011.  See note 20 to our financial statements included in this annual report.

	As of December 31, 2011
	Expected Maturity Date
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value	Annual Average Interest Rate

	(in millions of R$)
Assets:
Cash and banks in reais	522.3	-	-	-	-	-	522.3	522.3
Cash equivalents denominated in reais	4,447.7	-	-	-	-	-	4,447.7	4,447.7	100.9% of CDI
Total cash and cash equivalents	4,970.0	-	-	-	-	-	4,970.0	4,970.0

Liabilities:
Loans and financing Floating rate, denominated in US dollars	555.8	524.8	191.8	94.5	-	-	1,366.9	1,366.9	104.8% of CDI
Floating rate, denominated in reais	1,235.9	1,184.5	-	-	-	-	2,420.4	2,420.4	107.9% of CDI
Floating rate, denominated in reais	2,389.8	695.3	436.3	42.6	62.7	-	3,896.7	3,896.7	12.1%
Floating rate, denominated in reais	152.6	112.0	110.0	90.0	94.0	-	558.6	765.4	8.4% over TJLP
Floating rate, denominated in reais	81.6	89.1	21.2	21.2	21.5	41.8	276.4	276.4	4.8% of CDI
Total loans and financing	4,415.7	2,875.7	759.3	248.3	178.2	41.8	8,519.0	8,725.8
Debentures
Floating rate, denominated in reais	501.8	451.9	885.6	800.0	-	-	2,639.3	2,641.1	108.3% of CDI

____________

(1)   We entered into cross-currency interest rate swaps in the same amount to mitigate our exposure to exchange rate variations.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2009	2010	2011
CDI (1)	9.9%	9.8%	11.6%
TJLP (2)	6.0%	6.0%	6.0%

____________

(1)   Certificado de Depósito Interbancário (Interbank Variable Interest Rate), annualized rate at the end of each period.

(2)   Taxa de Juros de Longo Prazo (Long-term Interest Rate), reference rate at the end of each period.

We have not experienced, and we do not expect to experience, difficulty in obtaining financing or refinancing existing debt.  See “Item 5B.  Liquidity and Capital Resources” for a discussion of our credit agreements.

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

Since January 1, 2005 and through December 31, 2011, the U.S. dollar depreciated by 29.7% against the real, and as of December 31, 2011, the commercial market rate for purchasing U.S. dollars was R$1.876 to U.S.$ 1.00.  In the first quarter of 2011, the real appreciated 1.8% against the U.S. dollar, and as of April 19, 2012, the commercial market rate for purchasing U.S. dollars was R$1.887 to U.S.$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2011 included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$4.9 million as of December 31, 2011 compared to R$8.3 million as of December 31, 2010.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2011.

	Expected Maturity Date
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
US dollars (*)	555.8	524.8	191.8	94.5	-	-	1,366.9	1,366.9
reais	3,859.9	2,350.9	567.5	153.8	178.2	41.8	7,152.1	7,358.9
Total loans and financing	4,415.7	2,875.7	759.3	248.3	178.2	41.8	8,519.0	8,725.8
Debentures
reais	501.8	451.9	885.6	800.0	-	-	2,639.3	2,641.1
Total Debentures	501.8	451.9	885.6	800.0	-	-	2,639.3	2,641.1

____________

(*)   Originally US dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 19 to our financial statements included in this annual report.  As of December 31, 2011, the originally U.S. dollar-denominated debt of R$1,367.0 million and R$1,135.8 million as of December 31, 2010, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2012	2013	2014	2015	2016	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
US dollars to reais......	463.7	566.8	160.3	-	-	-	1,190.8	(28.8)	104.8% over CDI	3.7% over U.S. dollar

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.           American Depositary Shares

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

Fees Incurred Since January 1, 2011

From January 1, 2011 until December 31, 2011, the Company received from the depositary US$ 1,784,465.000, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports that it files or submits, under the Securities Exchange Act of 1934, was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to provide reasonable assurance that information required to be disclosed by us in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer, with the participation and assistance of other members of management, have evaluated the effectiveness, as of December 31, 2011, of the Company’s “disclosure controls and procedures,” as that term is defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended (“the Exchange Act”). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2011, are effective at the reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.  For our management’s report on internal control over financial reporting, see page F-1 of this annual report.

The effectiveness of internal controls over financial reporting as of December 31, 2011 has been audited by Ernst & Young Terco Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-3 of this annual report.

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

16B.           Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer, which was amended by our board of directors on November 3, 2011. This Code of Moral Conduct of the Company complies with item 5.8 of the New Listing Regulation for Corporate Governance Level 1 issued by BM&FBOVESPA and is available at our website www.gpa-ri.com.br and at www.cvm.gov.br. We intend to make publicly available on this website any amendments to our code of ethics.  Information from that website is not incorporated by reference into this document.

16C.           Principal Accountant Fees and Services

Ernst & Young Terco Auditores Independentes S.S., or E&Y, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2011 and 2010.  The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2011 and 2010, and a breakdown of these amounts by category of service:

	2010	2011
	(in millions of R$)(1)
Audit Fees...............................................................................................	4.9	7.8
Audit–Related Fees..............................................................................	0.9	0.4
Total.......................................................................................................	5.8	8.2

____________

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

Pre-Approval Policies and Procedures

The Fiscal Council approves all audit, audit-related, tax and other services provided by our independent accountants.  Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by the fiscal council prior to any engagement.  The fiscal council is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.  In 2011 and 2010, none of the fees paid to our independent accountants were approved pursuant to the de minimis exception.

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

16E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16F.           Change in Registrant’s Certifying Accountant:

 As previously disclosed in our current report on Form 6-K furnished on December 22, 2011, our board of directors, pursuant to applicable CVM regulation regarding auditor rotation, approved the rotation of  E&Y as independent registered public accounting firm and the engagement of Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, to serve as our new independent registered public accounting firm as from the first quarter of 2012 for the fiscal year ending December 31, 2012 and future fiscal years until new auditor rotation is required.

E&Y’s audit report dated April 27, 2012 on our consolidated financial statements for the fiscal year ended December 31, 2011 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. E&Y’s audit report dated June 30, 2011 on our consolidated financial statements for the fiscal year ended December 31, 2010 also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

E&Y’s audit report dated April 27, 2012 on the effectiveness of our internal control over financial reporting as of December 31, 2011 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or otherwise. E&Y’s audit report dated June 30, 2011 on the effectiveness of our internal control over financial reporting as of December 31, 2010 also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or otherwise.

During the two fiscal years preceding the rotation of E&Y, there were no disagreements between us and E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of E&Y, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided E&Y with a copy of this Item 16F and have requested and received from E&Y a letter addressed to the Securities and Exchange Commission stating whether or not E&Y agrees with the above statements. A copy of the letter from E&Y is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of E&Y, neither us nor anyone acting on our behalf, consulted Deloitte regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian corporate law does not have a similar provision.  According to the Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management.  There is no requirement that non-management directors meet regularly without management.  As a result, the non management directors on our board do not typically meet in executive session.

Our board of directors consists of fourteen members elected by our shareholders, all of whom are non management directors.

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

People Management Policies Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans.

We are not required under applicable Brazilian law to have a compensation committee.  Under the Brazilian corporate law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

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

Although we were not required to adopt a code of ethics, we implemented a code of ethics in 2000, as amended in 2011, to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large.  In order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2005.  For more information about our code of ethics, see “Item 16B.  Code of Ethics.”

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
4.(b)(13)

Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Via Varejo S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.(8)

6.1	See note 30 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
16.1	Letter from Ernst & Young Terco Auditores Independentes S.S. to the Securities and Exchange Commission, dated April 30, 2012, regarding the change in certifying accountant.
(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on June 28, 2007.
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on June 23, 2009.
(7)	Incorporated herein by reference to amendment 1 to our annual report on Form 20-F filed on March 31, 2010.
(8)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
*	Filed herewith.
+	Confidential treatment has been requested and granted for portions of this exhibit and submitted separately to the Securities and Exchange Commission.

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

Title:  Chief Executive Officer

By:  /s/ José Antônio de Almeida Filippo

Name:  José Antônio de Almeida Filippo

Title:  Chief Financial Officer

Dated:  April 30, 2012

Consolidated Financial Statements

Companhia Brasileira de Distribuição

December 31, 2011 and 2010

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2011 and 2010

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal controls over financial reporting as of December 31, 2011 has been audited by Ernst & Young Terco Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young Terco’s attestation report on the Company’s internal controls over financial reporting is included herein.

/s/ Enéas César Pestana Neto	/s/ José Antonio de Almeida Filippo
Enéas César Pestana Neto	José Antonio de Almeida Filippo
Chief Executive Officer	Chief Financial Officer
Date: April 20, 2012

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited the accompanying consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Globex Utilidades S.A., a consolidated entity as from  July 1, 2009, which statements reflect total assets of R$ 2,462,577 thousand as of December 31, 2009 and total revenues of R$2,427,324 thousand for the period from July 1 to December 31, 2009.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Globex Utilidades S.A., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Brasileira de Distribuição and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012, expressed an unqualified opinion thereon.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC2SP015199/O-6

Antonio Carlos Fioravante

Accountant CRC nº 1SP184973/O-0

São Paulo, Brazil

April 30, 2012.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Companhia Brasileira de Distribuição and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying annual Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Companhia Brasileira de Distribuição and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, Companhia Brasileira de Distribuição and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC2SP015199/O-6

Antonio Carlos Fioravante

Accountant

CRC nº 1SP184973/O-0

São Paulo, Brazil

April 30, 2012

Companhia Brasileira de Distribuição

Consolidated statements of income and comprehensive income
Years ended December 31, 2011, 2010 and 2009
(In thousands of reais, except earnings per share)

	Notes	2011	2010	2009

Net sales		46,594,486	32,091,674	23,192,758
Cost of sales		(33,932,964)	(24,241,476)	(17,493,806)

Gross profit		12,661,522	7,850,198	5,698,952

Operating expenses
Selling costs	27	(7,936,647)	(4,866,289)	(3,532,481)
General and administrative	27	(1,683,097)	(950,959)	(679,581)
Depreciation and amortization		(680,547)	(446,129)	(459,900)
Other operating expenses, net	28	(258,693)	(127,867)	(77,873)
Operating profit		2,102,538	1,458,954	949,117
Net financial expenses	24	(1,332,708)	(823,001)	(254,475)
Share of profit in na associate	15	34,825	34,499	5,412
Profit before income and social contribution taxes		804,655	670,452	700,054

Income and social contribution taxes	22	(84,999)	(84,522)	(94,015)

Net income and comprehensive income		719,656	585,930	606,039

Attributable to equity holders of the parent		718,219	618,498	609,431
Attributable to noncontrolling interest		1,437	(32,568)	(3,392)
Net income and comprehensive income		719,656	585,930	606,039

Earnings per ordinary share	30
Basic earnings per share attributable to ordinary equity holders of the parent		2.61	2.27	2.34
Diluted earnings per share attributable to ordinary equity holders of the parent		2.61	2.27	2.34
Diluted earnings per share
Earnings per preferred non-voting share	30
Basic earnings per share attributable to ordinary equity holders of the parent		2.87	2.50	2.59
Diluted earnings per share attributable to ordinary equity holders of the parent		2.85	2.48	2.50

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of financial position

December 31, 2011 and 2010
(In thousands of reais)

	Notes	2011	2010

Assets
Current assets
Cash and cash equivalents	7	4,969,955	3,817,994
Marketable securities	8	-	600,613
Trade accounts receivable,net	9	5,437,500	4,047,234
Other accounts receivable, net	10	279,621	269,980
Inventories	12	5,552,769	4,823,768
Recoverable taxes	13	907,702	888,355
Other current		128,845	225,123

Total current assets		17,276,392	14,673,067

Noncurrent assets
Marketable securities	8	-	7,389
Trade accounts receivable, net	9	555,841	527,939
Other accounts receivable	10	107,013	89,557
Recoverable taxes	13	729,998	213,506
Deferred tax assets	22	1,249,687	1,136,462
Related parties	14	133,415	176,241
Financial instruments	20	304,339	304,339
Restricted deposits for legal proceedings		737,688	645,920
Other noncurrent		36,899	54,986
Investments in associates	15	340,122	319,412
Property and equipment, net	17	7,358,250	6,794,337
Intangible assets	18	4,939,361	4,829,108

Total noncurrent assets		16,492,613	15,099,196

Total assets		33,769,005	29,772,263

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

	Notes	2011	2010

Liabilities and equity
Current liabilities
Trade accounts payable		6,278,757	5,368,738
Loans and financing	19	4,415,654	2,394,441
Debentures	19	501,844	520,675
Payroll and related charges		758,663	589,186
Taxes and social contribution payable	21	340,006	345,467
Taxes payable in installments	21	171,212	54,071
Related parties	14	27,878	274,291
Dividends payable	26	103,396	116,287
Payable related to acquisition of noncontrolling interest	16	54,829	297,484
Financing related to acquisition of real estate		14,211	14,211
Rent payable		48,991	68,226
Advertisement payable		89,682	33,614
Deferred revenue	25	81,915	63,021
Other accounts payables		-	201,224
Other current liabilities		614,164	582,501

Total current liabilities		13,501,202	10,923,437

Noncurrent liabilities
Loans and financing	19	4,103,382	4,524,464
Debentures	19	2,137,518	1,067,472
Deferred tax liability	22	1,114,873	1,028,986
Taxes payable in installments	21	1,291,810	1,377,758
Provision for contingencies	23	680,123	809,337
Payable related to acquisition of noncontrolling interest	15	188,602	215,060
Deferred revenue	25	381,406	187,467
Other non current liabilities		275,664	137,690

Total noncurrent liabilities		10,173,378	9,348,234

Shareholders' equity
Share capital	26	6,129,405	5,579,259
Reserves	26	1,495,868	1,444,063

Equity attributable to owners of the parent		7,625,273	7,023,322

Noncontrolling interest		2,469,152	2,477,270

Total shareholders' equity		10,094,425	9,500,592

Total shareholders' equity and liabilities		33,769,005	29,772,263

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of changes in shareholders’ equity
Years ended December 31, 2011, 2010 and 2009
(In thousands of reais)

		Capital Reserves				Profit reserves
	Share capital	Special goodwill reserve	Other equity instuments	Other reserves	Granted options	Legal	Expansion	Retained earning	Equity atributable to owners of the parent	Noncontrolling interest	Total

Balances at December 31, 2008	4,450,725	517,331	128,096	-	63,604	146,638	-	147,827	5,454,221	-	5,454,221

Capitalization of reserves	239,031	(88,780)	-	-	-	-	-	(150,251)	-	-	-
Private subscription of shares	664,362	-	-	-	-	-	-	-	664,362	-	664,362
Stock options exercised	20,633	-	-	-	-	-	-	-	20,633	-	20,633
Paid in capital - Globex	-	(38)	-	7,398	-	-	-	-	7,360	-	7,360
Treasury shares	-	-	-	-	-	-	-	(10,908)	(10,908)	-	(10,908)
Recognized granted option	-	-	-	-	19,621	-	-	-	19,621	-	19,621
Aquisition of noncontrolling interest	-	-	-	-	-	-	-	-	-	35,897	35,897
Net income for the year	-	-	-	-	-	-	-	609,431	609,431	(3,392)	606,039
Appropriation of net income to reserve	-	-	-	-	-	29,579	379,350	(408,929)	-	-	-
Dividends	-	-	-	-	-	-	-	(140,500)	(140,500)	-	(140,500)
			-

Balances at December 31, 2009	5,374,751	428,513	128,096	7,398	83,225	176,217	379,350	46,670	6,624,220	32,505	6,656,725
	-				-	-	-	-	-	-	-
Capitalization of reserves	169,388	(83,908)	-	-	-	-	-	(85,480)	-	-	-
Stock options exercised	35,120	-	-	-	-	-	-	-	35,120	-	35,120
Treasury shares	-	-	-	-	-	-	-	4,040	4,040	-	4,040
Recognized granted option	-	-	-	-	27,920	-	-	-	27,920	-	27,920
Aquisition of noncontrolling interest-C.Bahia	-	-	-	-	-	-	-	-	-	2,477,333	2,477,333
Aquisition of noncontrolling interest-Sendas	-	-	(128,096)	-	-	-	-	(229,860)	(357,956)	-	(357,956)
Paid-In-Capital acquisition NCB	-	-	-	-	-	-	-	243,055	243,055	-	243,055
Net income for the year	-	-	-	-	-	-	-	618,498	618,498	(32,568)	585,930
Appropriation of net income to reserve	-	-	-	-	-	36,122	322,572	(358,694)	-	-	-
Dividends	-	-	-	-	-	-	-	(171,575)	(171,575)	-	(171,575)
			-

Balances at December 31, 2010	5,579,259	344,605	-	7,398	111,145	212,339	701,922	66,654	7,023,322	2,477,270	9,500,592
	-				-	-	-		-	-	-
Capitalization of reserves	527,175	(105,675)	-	-	-	-	(379,350)	(42,150)	-	-	-
Stock options exercised	22,971	-	-	-	-	-	-	-	22,971	-	22,971
Recognized granted option	-	-	-	-	26,869	-	-	-	26,869	-	26,869
Participation of non-controlling shareholders	-	-	-	-	-	-	-	-	-	(9,555)	(9,555)
Gain/loss in equity interest	-	-	-	-	-	-	-	4,470	4,470	-	4,470
Net income for the year	-	-	-	-	-	-	-	718,219	718,219	1,437	719,656
Appropriation of net income to reserve	-	-	-	-	-	35,910	460,558	(496,468)	-	-	-
Dividends	-	-	-	-	-	-	-	(170,578)	(170,578)	-	(170,578)
			-

Balances at December 31, 2011	6,129,405	238,930	-	7,398	138,014	248,249	783,130	80,147	7,625,273	2,469,152	10,094,425

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated statements of cash flows

Year ended December 31, 2010, 2010 and 2009

(In thousands of reais)

	2011	2010	2009

Cash flow provided by operating activities
Net income for the year	719,656	585,930	606,039
Adjustment to reconcile net income to
cash from operating activities
Deferred income tax	(57,118)	32,470	25,934
Loss on disposal of properties and equipment	48,820	73,517	30,156
Depreciation and amortization	706,494	446,129	459,900
Unrealized financial expenses	965,557	239,473	316,718
Unrealized financial income	-	-	17,928
Adjustment to present value	22,427	(83,950)	-
Share of profit in an associate	(34,825)	(34,499)	(5,412)
Provision for contingencies	(4,798)	298,406	81,326
Bargain purchase gain	-	(351,718)	-
Provision for property and equipment write-offs
and losses		-	(7,878)
Stock option	26,869	27,920	19,621
Allowance for doubtful debts	246,385	56,541	-
Other	9,791	(54,311)	-
Decrease (increase) in assets
Trade accounts receivable, net	(1,925,932)	733,423	(170,835)
Marketable securities	634,978	88,745	-
Inventories	(752,539)	(706,705)	(849,380)
Recoverable taxes	(506,651)	(171,574)	116,392
Related parties	-	-	28,355
Restricted deposits for legal proceedings	(68,116)	(150,314)	(99,419)
Other	114,365	108,404	(62,163)
Increase (decrease) in liabilities
Trade payables	972,395	245,298	1,052,761
Payroll and related charges	169,477	(170,354)	206,719
Related parties	(189,360)	(941,274)	-
Other taxes	-	-	80,180
Taxes and social contribution paid	-	-	(4,383)
Other	30,188	89,828	214

Net cash flow provided by operating activities	1,128,063	361,385	1,842,773

Companhia Brasileira de Distribuição

Consolidated statements of cash flows (Continued)

Year ended December 31, 2011, 2010 and 2009

(In thousands of reais)

	2011	2010	2009

Cash flow used in investing activities
Acquisition of subsidiary net of cash acquired	-	-	(885,113)
Marketable securities	-	58,798	-
Property and equipment	(1,262,640)	(1,296,464)	(700,636)
Intangible assets	(191,635)	(196,714)	(45,987)
Capital increase in subsidiaries	(112)	-	(9,318)
Proceeds from sale of property and equipment	98,004	34,934	4,330

Net cash flow used in investing activities	(1,356,383)	(1,399,446)	(1,636,724)

Cash flow provided by (used in) financing activities
Capital increase	22,971	35,120	487,144
Net cash increase from acquition	-	64,957	-
Financings:
Issuances	6,918,179	3,981,201	736,805
Repayments	(4,772,162)	(1,204,381)	(393,129)
Interest paid	(336,126)	(182,813)	(209,301)
Acquisition of noncontrolling interest	(269,113)	(28,544)	-
Dividends paid	(183,468)	(151,412)	(109,157)

Net cash provided by (used in) financing activities	1,380,281	2,514,128	512,362

Net increase in cash and cash equivalents	1,151,961	1,476,067	718,411

Cash and cash equivalents, beginning of year	3,817,994	2,341,927	1,623,516

Cash and cash equivalents, end of year	4,969,955	3,817,994	2,341,927

See accompanying notes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

1.     Corporate information

          Companhia Brasileira de Distribuição, directly or through its subsidiaries ("Company" , “GPA” or ”CBD”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

          Founded in 1948, the Company has 149 thousand employees, 1,571 stores in 18 Brazilian states and in the Federal District and a logistics infrastructure comprised of 50 warehouses located in 13 states at December 31, 2011.The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

          The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

          Casino Guichard Perrachon S.A. ("Casino") filed two arbitraton requests  against Mr. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D´Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz e de Península Participações, one of which includes our Company's as joint defendant, as disclosed in the press release of July 4, 2011.

          Arbitration chamber in Paris later  unified the two arbitration processes, parties have already indicated their part in the process. Currently, parts are in the process of election of the president for the arbitration.

          The terms of the arbitration are confidential.

          Restructuring of Globex

          On December 14, 2011, the Board of Directors of subsidiary Globex Utilidades S.A. approved a formal plan for the closing of 88 stores of the banner Ponto Frio. Such closing were approved by the Anti-Trust agency (CADE), since the transaction with Globex and NCB is still under analysis. Prior approval of CADE is required by the transaction reversibility agreement (APRO). On December 31, 2011, the Company communicated parties involved (employees, store owners, trade payables, and others) and recorded a provision for closing stores in the amount of R$ 44,416, being R$ 20,000 related to the net value of property and equipment, R$10,416 related to the rights of use (“Fundo de Comércio”) written off and R$ 14,000 related to other

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

2.     Basis of preparation

       The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

       The consolidated financial statements are presented in Brazilian Reais, which is the functional and reporting currency of the Company and its subsidiaries.

       The consolidated financial statements for the year ended December 31, 2011 was approved by the Board of Directors at April 17, 2012.

       The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

       Non financial data included in these financial statements, such as number of employees, number of stores, among others, were not subject to review by our independent auditors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.     Basis of consolidation

a)     Interest in subsidiaries, associates and joint ventures:

	Interest in investees - %
	12.31.2011		12.31.2010
Holdings	CBD	Indirect	CBD	Indirect
Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	10.00	-
Sé Supermercado Ltda.	93.10	0.69	93.10	0.69
Sendas Distribuidora S.A.	18.33	76.04	14.86	39.63
Pão de Açúcar Funod de Investimentose Direitos Creditórios - PAFIDC	9.04	1.06	9.58	1.12
PA Publicidade Ltda.	100.00	-	99.99	0.01
Barcelona Comércio Varejista e Atacadista S.A.	-	93.79	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda.	-	94.36	-	54.49
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	-	93.10	0.01	93.09
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.00	1.00	99.00	1.00
GPA Malls & Properties Gestão de Ativos e Srvs. Imob. Ltda.	89.42	9.85	99.90	0.10
GPA 2 Empreed. e Participações Ltda.	99.90	0.10	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.90	0.10	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	100.00	-	100.00	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Globex Utilidades S.A.	52.41	-	52.41	-
Globex Adm e Serviços Ltda.	-	52.41	-	52.41
Nova Casa Bahia S.A.	-	52.41	-	52.41
Ponto Frio Adm e Importação de Bens Ltda.	-	52.40	-	52.40
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.15	-	52.15
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A.	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A.	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	99.99	0.01
Sabará S.A.	-	52.41	-	52.41
Casas Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimento em Direitos Creditórios	-	7.86	-	6.55
Ponto Frio Leasing S.A.	-	26.21	-	26.21
Associates and Joint Ventures:
Financeira Itaú CBD - FIC	-	40.76	-	40.76
Indústria de Móveis Bartira Ltda.	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A.	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	40.76	-	40.76

       All interest in subsidiaries, associates and joint ventures were determined considering the percentage held by the CBD parent or its subsidiaries.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.     Basis of consolidation (Continued)

b)    Subsidiaries

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

The financial statements of the subsidiaries are prepared on the same closing date as those of the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Changes in ownership interest in subsidiaries, without a change of control, is accounted for as an equity transaction.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

Novasoc

Although the Company’s interest in Novasoc Comercial Ltda. ("Novasoc") represents 10% of its shares, Novasoc is included in the consolidated financial statements as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.     Basis of consolidation (Continued)

b)    Subsidiaries

PAFIDC and Globex FIDC

The Company consolidates the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) and Globex Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”), investments funds established for the purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund’s profitability are linked to subordinated shares owned by the Company and subsidiaries.

Globex

The Company consolidates the financial statements of Globex, a  subsidiary that concentrates the Group’s home appliance products, operating under the banners “Ponto Frio”,  and since November 2010, “Casas Bahia”. The Company also operates -through its controlled entity Nova Pontocom Comércio Eletronico S.A, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com and www.casasbahia.com.br

SendasThe Company holds 94.37% equity interest in Sendas Distribuidora, which operates in retail trade segment, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 15 (a ii).

GPA Malls

In 2011, the Company set up a subsidiary, GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”), for the purpose of manage and explore its real estate assets. Through the subsidiary GPA1 Empreendimentos e Participações Ltda, dormant, on December 6, 2011, CBD, approved changes to the corporate bylaws that included, among other points, changing the name to GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. and updating its corporate objective to match its purpose.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.       Basis of consolidation (Continued)

b)     Subsidiaries  (Continued)

GPA Malls (continued)

CBD has entered into 3 (three) private property swap agreements with different developers, all subject to certain conditions. Consequently, CBD transferred 2 (two) lands through a barter transaction properties valued at R$ 14,000, and R$ 1,656, to GPA M&P, as a capital increase, on May 18, 2011 and July 5, 2011, respectively.

On December 6, 2011, GPA M&P had signed a Barter Agreement with Cyrela Polinésia Empreendimento Imobiliários Ltda. (“Cyrela”) exchanging the land by 24.2% of the marketable area of the real estate development plus the building of a retail store. Regarding that real estate project, we would point out the following:

(i)    The name of the real estate development is THERA FARIA LIMA | PINHEIROS;

(ii)   The objective of the development is to establish a condominium building, composed of 3 (three) sectors: (a) the “THERA RESIDENCE” residential sector, a 36 (thirty-six) floor building with 397 (three hundred ninety-seven) apartments; (b) the “THERA OFFICE” commercial sector, consisting of a 30 (thirty) floor building with 575 (five hundred seventy-five) offices; and (c) the retail sector, which will house 1 (one) store located on the ground floor;

(iii)   The term for project completion and delivery of the exchanged units is 52 (fifty-two) months from the development sales launch date (that occurred at December 18, 2011);

(iv)  Cyrela is solely and exclusively responsible for execution of the real estate development, as well as for the sale of the independent units, except for the store;

(v)   The barter between Cyrela and GPA M&P is not intended to establish a civil or commercial partnership or association between the companies;

vi)   Cyrela will be solely and exclusively responsible for the construction all costs, including approval costs, costs resulting from potential modifications to the original project; and

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.     Basis of consolidation (Continued)

b)    Subsidiaries  (Continued)

GPA Malls (continued)

(vii) Cyrela is exclusively responsible for approval of the construction project plan and for all other plans necessary for the development of the real estate project.

c)    Associates – FIC and BINV

The Company’s investments in its associates FIC and BINV, both entities that finance sales directly to GPA customers are result of an association between Banco Itaú Unibanco with GPA and Globex. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational and financial management of BINV and FIC belongs to Banco Itaú – Unibanco S.A. (Itaú-Unibanco).

Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition charges in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

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

The share of profit of associates is shown on the face of the income statement as share of profit in an associate. This is the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associates. The financial statements of the associates are prepared for the same closing date as the parent company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.     Basis of consolidation (Continued)

c)    Associates – FIC and BINV (Continued)

Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate is impaired. If applicable, the Company calculates the impairment amount as the difference between the recoverable amount of the investment of the associate and its carrying amount and recognizes the loss in the statement of income.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in the income statement for the year.

d)    Interest in joint venture – Bartira

The Company has an indirect interest in a joint controlled entity named Indústria de Móveis Bartira Ltda. (“Bartira”), whereby by the ventures (GPA through its subsidiary Nova Casa Bahia S.A. (“NCB”), with 25% and Klein family through Casa Bahia Comercial Ltda. with 75%) entered into a shareholders agreement setting forth the joint control over the entity’s operational activities.

The agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. The joint venture financial statements are prepared for the same period adopted by the Company. Adjustments are made when necessary to bring the accounting policies in line with those of the Company.

The main items of condensed financial statements of the entity jointly controlled by the Company, are as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

3.     Basis of consolidation (Continued)

d)    Interest in joint venture – Bartira

	2011	2010

Current assets	130,564	109,120
Noncurrent assets	60,258	64,836
Total assets	190,822	173,956

Current liabilities	87,216	80,288
Noncurrent liabilities	1,177	5,858
Shareholders’ equity	102,429	87,810
Total liabilities and shareholders’ equity	190,822	173,956

Statements of income (i)
Net sales and services	473,838	71,188
Income (loss) before income tax	23,387	(2,528)
Net Income (loss) for the year	14,619	(1,880)

(i) The results of operations forDecember 31, 2010 include only two months.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

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

(i)    Financial assets

Initial recognition and measurement

Financial assets held by the Company within the scope of IAS 39, are classified as financial assets measured at their fair value through profit or loss, loans, receivables and derivatives financial instruments designated as hedge instruments. The Company determines the classification of its financial assets at inception date.

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through profit or loss, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, related party receivables, restricted advances for legal proceedings and derivatives financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)    Financial instruments (Continued)

(i)    Financial assets (continued)

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

•         Financial assets at fair value through profit or loss: these financial assets are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income when incurred as financial revenues or expenses. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance expense in the income statement. The Company has not designated any financial assets upon initial recognition as at fair value through profit or loss other than derivatives and cash and cash equivalents.

•         Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the income statement when incurred as financial revenues or expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)    Financial instruments (Continued)

(i)    Financial assets (continued)

Subsequent measurement (continued)

•         Assets and liabilities held to maturity: these are financial assets and liabilities which cannot be classified as loans and receivables In this case, these financial assets are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•         The rights to receive cash flows from the asset have expired; and

•         The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and benefits related to the asset, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits related to the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

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

December 31, 2011 and 2010

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

Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortised cost using the effective interest method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)    Financial instruments (Continued)

(i)    Financial assets (continued)

       Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quotation on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“EIR”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the EIR. The EIR amortization is included in the net financial result under the statement of income for the year. Impairment expenses are recognized in the statement of income for the year.

The Company securitizes its accounts receivable through special purpose entities, the PAFIDC and Globex FIDC. (See Note 11).

Accounts receivable deriving from business agreements are related to cash considerations received from vendors, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

(ii)   Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as loans or borrowing or derivatives financial instruments designated as hedge instruments in an effective hedge relationship, where applicable. The Company defines the classification of the financial  liabilities in the initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and financing, plus directly attributable transaction cost.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and financing, debentures and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)    Financial instruments (Continued)

 (ii)  Financial liabilities (Continued)

Subsequent measurement

The measurement depends on the classification of financial liabilities as follows:

•         Loans and financing: After initial recognition, interest bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income for the year when the liabilities are derecognized as well as through the effective interest rate method amortization process.

•         Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

•         Gains or losses on liabilities held for trading are recognised in the income statement. Financial liabilities designated upon initial recognition at fair value through profit and loss so designated at the initial date of recognition, and only if criteria of IAS 39 are satisfied. The Company has interest rates and cross currency swaps designated at fair value through profit or loss.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.      Significant accounting policies (Continued)

a)    Financial instruments (Continued)

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

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

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities..

Note 20 details the financial instruments fair value on how these are measured.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)    Financial instruments (Continued)

 (ii)  Financial liabilities (Continued)

Put options granted to non-controlling shareholders

The classification of  instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own equity instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as  own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under IFRS 3 with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as financial expense in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

a)    Financial instruments (Continued)

 (ii)  Financial liabilities (Continued)

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

•         Reclassify an equity instrument (shareholders’ equity) as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date; and

•         Reclassify a debt instrument as equity instrument as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by IAS 32. The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

b) Hedge accounting

The Company uses derivative financial instruments such as interest rate swaps and cross currency swap. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

b) Hedge accounting (Continued)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, and its risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Hedges which meet the criteria for hedge accounting are accounted, for the transactions held by the Company, as fair value hedges, adopting the following procedures:

•         The change in the fair value of a derivative financial instrument classified as interest rate hedge is recognized as financial result, changing the carrying amount of the related item;

•         For fair value hedges relating to items carried at amortised cost, any adjustment to carrying value is amortised through the income statement over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged; and

•         If the hedge item is derecognised, the unamortised fair value is recognised immediately in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

c)    Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value comprise cash at banks and on hand and short-term deposits with a maturity of three months or less. Bank overdrafts are included within current liabilities in the financial statement.

d)    Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion  necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

e)    Present value adjustment of assets and liabilities

Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition on an accrual basis . The present value adjustment as  “financial result”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

f)     Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset represented by the weighted average cost of capital (“WACC”). In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognised in the income statement in expense categories consistent with the function of the impaired asset, except for a property previously revalued and the revaluation was taken to other comprehensive income. In this case, the impairment is also recognised in other comprehensive income up to the amount of any previous revaluation..

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

f)     Impairment of non-financial assets (Continued)

For assets excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Compamy estimates the asset’s or CGUs recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually (as at 31 December) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

g)    Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Assets category	Annual depreciation rate %

Buildings	2.50%
Improvements	4.20%
Data processing equipment	10.00 to 50.00%
Facilities	4.20 to 10.00%
Furniture and fixtures	8.30 to 33.30%
Vehicles	20.00%
Machinery and equipment	2.80 to 50.00%

Items of property and equipment and any significant parts are derecognized when no future economic benefits are expected from their use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

h)    Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year that they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

i)     Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the statement of income for the year when incurred.

Intangible assets consist mainly of purchased software acquired from third parties, software developed for internal use and commercial rights (Right to operate the store through the lease agreement), list of customers, advantageous lease agreements, advantageous supply agreements of furniture and trade names.

Intangible assets with finite  lives are amortized by the straight-line method. Assets with finite  lives include advantageous lease agreement and supply agreement of furniture and are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions. The amortization expense on intangible assets with definite useful lives is recognized in the income statement for the year in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives, which is 10 years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid.  If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

i)     Intangible assets (Continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, being recognized in the income statement for the year.

j)     Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution taxes) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities, net by consolidated entity and considering the appropriate tax jurisdictions.

k)    Leasing

The determination of whether an arrangement is, or contains leasing, is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

k)    Leasing  (Continued)

Company as a lessee (continued)

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses on a straight-line basis during the lease term.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

l)     Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement, net of any reimbursement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

m)   Dividend distribution

Dividend to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

n)    Deferred Revenue

The deferred revenue are recognized by the Company through the receipt of amounts from business partners for exclusivity intermediation service of additional or extended guarantees and recognized in income by the evidence service in the sale of these guarantees with the business partners.

o) Shareholders’ equity

Common and preferred shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity.  No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

p) Share-based payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

p) Share-based payment (Continued)

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. .

The expense or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for awards that will not vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity award instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the awards are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity settled award instrument is cancelled, it is treated as if  vested on the date of cancellation, and any expense not yet recognized for the award is, recognized immediately in the income statement. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled award is replaced by another award and designated as a replacement grants on the date that it is granted, the cancelled award and new award are treated as if they were a modification of the original grant date, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (See Note 26).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

q) Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares of each category outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

•         numerator: earnings for the year; and

•         denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

r)     Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty and insurance policy brokerage.  Specifically these cases, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

(i)    Revenue

a)    Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b)    Interest income

For all financial instruments measured at amortized cost, interest income  is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in the financial result under the statement of income.

 (ii)  Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Cash consideration is measured based on contracts and agreements signed with suppliers.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the availability of goods for sale. Transport costs are included in the purchase costs.

(iii)  Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

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

 (vi) Financial result

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and cash restricted for legal proceedings, gains related to the measurement of derivatives at fair value, purchase discounts obtained from suppliers, and revenues referring to discounts.

s)    Taxation

Current income and social contribution taxes

Current income and social contribution taxes assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)    Taxation (Continued)

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet dates, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income and social contribution taxes assets are recognized for all deductible temporary differences, and tax losses carryforward, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution taxes assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

Deferred income and social contribution taxes liabilities referring to temporary taxable differences impacts income tax and social contribution lines in the income statement, except when the deferred tax liability arises from the initial recognition of goodwill, which does not impact income statement.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)    Taxation  (Continued)

The carrying amount of deferred income and social contribution taxes assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution taxes assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution taxes assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement.

Deferred income and social contribution taxes assets and liabilities are offset if there is a legal or contractual right to offset the tax assets against the income tax liabilities and deferred taxes refer to the same taxpayer company and to the same tax authority.

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income statement.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

s)    Taxation  (Continued)

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•         Where the sales tax incurred on a purchase of assets or services are not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•         Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

t)     Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum of consideration transferred, measured at fair value on the acquisition date and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on if the acquisition date through income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

t)     Business combinations and goodwill (Continued)

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under IAS 39 through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the aggregate of  the consideration transferred and the amount recognized for non-controlling interest over net assets acquired and liabilities assumed. If this consideration is lower than the fair value of net assets acquired, the difference is recognized in the income statement as a bargain gain.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units that are expected to benefit from the business combination, regardless if other assets or liabilities of the acquiree are assigned to these units.

In cases the goodwill forms part of a cash generating unit and part of the operation within that unit is disposed, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss or disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

u)    Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to IAS 19. A defined contribution plan is a pension plan through which the Company pays fixed contributions  to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to pay the benefits to all employees referring to length of service in current and previous years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

4.    Significant accounting policies (Continued)

v)    Customer loyalty programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plans defined in the terms of the program.

5.    Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s financial statements include the following standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective:

IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income -  The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has there no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012.

IAS 12 Income Taxes – Recovery of Underlying Assets -  The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

5.    Standards issued but not yet effective (Continued)

IAS 19 Employee Benefits (Amendment) - The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The company had made a voluntary change in accounting policy to recognise actuarial gains and losses in OCI in the current period (see note 2.4). The Company is currently assessing the full impact of the remaining amendments. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

IAS 27 Separate Financial Statements (as revised in 2011) - As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Company does not present separate financial statements. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011) - As a consequence of the new IFRS 11 and IFRS 12. IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 7 - Financial Instruments - Disclosure - The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. The amendment becomes effective for annual periods beginning on or after 1 July 2011. The amendment affects disclosure only and has no impact on the Company’s financial position or performance.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

5.    Standards issued but not yet effective (Continued)

IFRS 9 – Financial Instruments – IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 - Consolidated financial statements - IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 - Joint arrangements - IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard will impact the financial position of the Company. This is due to the cessation of proportionate consolidating the joint venture in Showers Limited (see note 6) to equity accounting for this investment. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 12 - Disclosure of Involvement with Other Entities - IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after 1 January 2013.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

5.    Standards issued but not yet effective (Continued)

IFRS 13 - Fair value measurements - IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•         IAS 1 – Presentation of Financial Statements: Presentation of items under Other Comprehensive Income;

•         IAS 12 – Income Taxes: This standard clarifies the calculation of deferred tax on investment property measured at fair value. It introduces the refutable assumption that the deferred tax on investment property measured at the fair value method in accordance with IAS 40 – Investment property should be defined based on the fact that its carrying amount will be recovered through sale;

•         IAS 19 – Employee Benefits: It includes from substantial amendments, such as the removal of corridor mechanism and the concept of expected return on plan assets until simple clarifications on valuations, devaluations and reformulation;

•         IAS 27 – Consolidated and Separate Financial Statements: As a result of future application of IFRS 10 and 12, what remains in this standard is restricted to the accounting for subsidiaries, jointly-controlled entities and associates in separate financial statements; and

•         IAS 28 – Investments in Associates: As a result of future application of IFRS 11 and 12, current standard now is IAS 28 – Investment in associates, joint ventures and describes the application of equity method for investments in joint ventures, in addition to investments in associates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

6.       Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Company’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

a)    Financial  lease commitments – Company as lessee -

The Company has entered into commercial property leases on its property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownerhip of these properties and accounts for the contracts as operating leases.

b)    Impairment of goodwill

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 4 and IAS 36. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations and market quotation. The calculations of value-in-use require the use of estimates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

6.       Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions

a)    Income taxes

Given the nature and complexity of the Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could require future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for consequences, if any, of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the appropriate tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

Deferred income and social contribution taxes assets are recognized for all unused tax losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income and social contribution taxes assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company has tax losses carryforward amounting to a tax benefit of R$ 764,524 at December 31, 2011 (R$ 720,530 in December 31, 2010). These losses do not expire and relate to subsidiaries that have tax planning opportunities available to support these balances. On December 31, 2010, the Company had a valuation allowance of R$ 106,196, recorded at the subsidiary Sendas, which was reversed in the year 2011 in accordance with new management’s studies.

Further details on taxes are disclosed in the Note 22.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

6.       Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

b)    Fair value of derivatives and other financial instruments

 The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotation, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market.  The techniques used include the use of recent market arm’s length transactions, fair value of similar financial instruments, discounted cash flows method or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, these are determined by valuation techniques, including the discounted cash flow method. These models inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations on inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the financial instruments fair value.

c)    Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 26.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

7.     Cash and cash equivalents

On December 31, 2011 and 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Securities on hand and in bank accounts are classified as financial assets at fair value through profit or loss.

	CDI(*)	2011	2010

Current
Banco do Brasil	101.2%	631,620	696,331
Itaú	101.4%	879,271	1,727,488
Itaú – Delta Fund	101.2%	1,738,612	-
Bradesco	100.9%	852,181	674,633
Santander	101.0%	110,996	70,087
Safra	101.1%	156,305	53,750
Unibanco	104.1%	-	4,931
CEF	99.0%	2,812	2,668
Votorantim	103.4%	7,433	104,766
Others	83.7%	68,432	65,779
Total		4,447,662	3,400,433

Cash on hand and in bank accounts		522,293	417,561

Cash and cash equivalents		4,969,955	3,817,994
* Average rate of CDI

8.     Marketable securities

	CDI(*)	2011	2010

Banco do Brasil	100,3% and CBD 100,2%	-	315,332
Banco Santander	101.0%	-	190,307
Banco Safra	101.0%	-	102,363
Total		-	608,002

Current			600,613
Noncurrente			7,389

Since June 30, 2011 the marketable securities have not had restrictions for use. These operations were reclassified to cash and cash equivalents.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

9.     Trade accounts receivable, net

a)     Breakdown

	2011	2010
Current
Resulting from sales through:
Credit card companies (a)	429,697	425,383
Debit card companies (b)	29,314	17,296
Sales vouchers and others	136,454	162,378
Consumer finance (c)	1,959,768	879,620
Consumer finance - Bradesco (c.1)	25,606	619,541
Credit sales with post-dated checks	4,010	6,492
Accounts receivable from wholesale customers	49,106	13,233
Accounts receivable – FIDCs (d)	2,558,726	1,667,029
Adjustment to present value (e)	(10,823)	(7,061)
Private label credit card – interest-free installment payment	19,214	15,127
Allowance for doubtful accounts (f)	(210,970)	(172,901)
Accounts receivable from vendors (h)	447,398	421,097

	5,437,500	4,047,234

Non-current
Accounts receivable – Paes Mendonça (g)	445,056	420,570
Consumer financing - direct credit	117,783	115,432
Allowance for doubtful accounts (f)	(6,998)	(8,063)
	555,841	527,939

a)    Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, the Company sells or discounts its credit card receivables to banks or credit card management companies, in order to obtain working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

9.    Trade accounts receivable, net (Continued)

b)     Debit card companies

Debit card receivable are related to sale of home appliance goods and furniture in the stores of Globex and its subsidiary NCB.

The credit card companies pay these receivables on the day after (D+1) completion of sale by debit card at stores.

c)     Consumer finance

Refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments, mainly in subsidiary NCB.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations. (See Note 19).

1)      Consumer finance – Banco Bradesco

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, NCB receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, NCB is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the NCB acquires the credit by means of assignment. Within this context, as required by IAS 39 – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the NCB’s balance sheet against “Loans and Financing”.

The outstanding balance of these receivables under NCB’s responsibility at December 31, 2011 was R$ 25,606 (R$ 649,376 in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

9.    Trade accounts receivable, net (Continued)

d)     Accounts receivable – FIDCs

The Company and its subsidiaries carry out securitization operations of their credit rights, mainly represented  by credit sales with food voucher and credit card company receivables, with the Pão de Açúcar Receivables Securitization Fund (“PAFIDC”) and Globex Receivables Securitization Fund (“Globex FIDC”). The volume of operations was R$ 9,477,372 at December 31, 2011 (R$ 9,802,951 in December 31, 2010) for PAFIDC, R$ 3,948,543 at December 31, 2011 (R$ 390,682 in December 31, 2010) for Globex FIDC, in which the responsibilities for services rendered and subordinated interests were retained. Securitization costs of such receivables amounted to R$ 126,781 (R$ 99,209 in December 31, 2010) for PAFIDC and R$ 153,373 (R$ 14,598 in December 31, 2010) for Globex FIDC, recognized as financial expenses in the income statement.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex FIDC at December 31, 2011 were R$ 2,558,726 (R$ 1,667,029 in December 31, 2010), net of allowance.

e)     Adjustment to present value

The discount rate used by subsidiary NCB considers current market valuations as to the cash value over time and asset's specific risks. Credit sales with the same cash value were carried to their present value on the date of the operation, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In December 31, 2011 these rates were in average 0.97% (0.86% in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

9.    Trade accounts receivable (Continued)

f)     Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	2011	2010

At beginning of year	(180,964)	(7,521)
Provision for doubtful accounts	(268,902)	(573,898)
Recoveries and provision written off	231,898	400,455
At end of year	(217,968)	(180,964)

	-	-
Current	(210,970)	(172,901)
Noncurrent	(6,998)	(8,063)
	(217,968)	(180,964)

		Neither past due or impaired	Past due
	Total		<30 days	30-60 days	61-90 days	>90 days

2011	5,993,341	5,818,401	109,509	31,935	20,776	12,720
2010	4,575,173	4,269,637	229,411	16,497	53,090	6,538

g)     Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated (IGPM) and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

h)  Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from vendors. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

10.   Other accounts receivable

	2011	2010

Accounts receivable related to sale of property and equipment	50,423	57,921
Cooperative advertising with vendors	50,617	20,539
Advances to suppliers	21,345	73,935
Accounts receivable related to tax credits	86,252	56,998
Accounts receivable from internet operations	-	1,099
Receivables from insurance companies	49,927	45,306
Accounts receivable from services rendered	4,706	7,194
Rental receivable	16,545	20,270
Other accounts receivable – PAFIDC	46,466	50,319
Loans to employees	11,925	21,377
Amounts restricted from acquisitions	8,393	-
Cyrella Empreendimentos	14,000	-
Others	26,035	4,579
	386,634	359,537

Current	279,621	269,980
Noncurrent	107,013	89,557
	386,634	359,537

11.   Receivables securitization funds – FIDCs

a)     Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivable securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at December 31, 2011, is composed of 10,295 senior shares held by third parties in the amount of R$ 1,235,901 (R$ 1,096,130 in December 31, 2010), which represent 89.90% of the fund’s equity (89.30% in 2010) and 2,864 subordinated shares (the same), held by the Company and subsidiaries in the amount of R$ 138,849, which represent 10.10% of the fund’s equity (10.70% in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

11.   Receivables securitization funds – FIDCs (Continued)

a)    Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The interest rates of senior shares are shown below:

	Number	2011		2010
Shareholders	of shares	CDI Rate	Balance	CDI Rate	Balance

Senior A	5,826	108.0%	758,660	109.5%	672,861
Senior B	4,300	108.0%	207,614	109.5%	184,135
Senior C	169	108.0%	269,627	109.5%	239,134
	10,295		1,235,901		1,096,130

Subordinated shares are registered and non-transferable, and were issued in a single serie. The Company will redeem the subordinated shares only after the redemption of senior shares or at the end of the fund’s term. Once the senior share have been remunerated, the subordinated shares will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)    Globex Receivables Securitization fund – Globex FIDC

Globex FIDC is a receivable securitization fund created to acquire the accounts receivable of Globex and its subsidiaries, including Nova Casa Bahia S.A. and Nova Pontocom Comércio Eletrônico S.A. (mainly through credit card), originated from the sale of products and services to its customers. This fund was created at May 26, 2010 with a defined term, ending on November 11, 2013.

The capital structure at December 31, 2011 is composed of 11,666 senior quotas held by third parties, amounting to R$ 1,184,522 (R$ 1,184,387 in December 31, 2010), representing 85% of the fund’s equity (87.5% in December 31, 2010) and 1,910 subordinated quotas (1,691 in December 31, 2010), held by the Company and its subsidiaries, amounting to R$ 209,068 (R$ 169,332 in December 31, 2010), accounting for 15% of the fund’s equity (12.5% in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

11.   Receivables securitization funds – FIDCs (Continued)

b)    Globex Receivables Securitization fund – Globex FIDC (Continued)

The interest rates of senior shares are shown below:

	Number	2011		2010
Shareholders	of shares	CDI Rate	Balance	CDI Rate	Balance

Senior - 1st Series	11,666	107.75%	1,184,522	107.75%	1,184,387

Subordinated shares are registered and non-transferable and were issued in a single series. The subsidiary Globex will redeem the subordinated shares after the redemption of senior shares or upon the end of the fund’s term. Once remunerated the senior shares seniors, the subordinated shares will receive the fund’s net worth balance after absorbing eventual losses in receivables transferred and eventual losses attributed to the fund. Their redemption amount will be subject to credit, prepayment and interest rate risks of financial assets transferred.

The holders of senior quotas are not entitled to recourse against other subsidiary Globex’s  assets in the event of customers’ delinquency. As contractually agreed upon between the subsidiary Globex and PAFIDC, the transfer of receivable is irrevocable, irreversible and definite.

12.   Inventories

	2011	2010

Stores	3,489,429	2,638,904
Warehouses	2,292,939	2,299,691
Bonus in inventories	(130,303)	(54,296)
Provision for obsolescence/breakage	(75,757)	(51,892)
Present value adjustment	(23,539)	(8,639)
	5,552,769	4,823,768

The Company records in the statement of income the bonus received from vendors at the same time that inventories is realized. The received unrealized bonus recorded in inventories amounted to R$ 130,303 (R$ 54,296 in December 31, 2010). In addition, in December 31, 2011 the Company recorded provision for obsolescence and provision for breakage in the amount of R$ 75,757 (R$ 51,892 in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

12.   Inventories (Continued)

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the indirect subsidiary NCB’s trade payables.

13.   Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	2011	2010
Current
Taxes on sales:
ICMS recoverable	293,329	464,152
PIS/COFINS recoverable	172,288	206,902
	465,617	671,054
Income tax on:
Marketable securities	193,994	116,656
Other	57,366	24,731
	251,360	141,387
Other
ICMS recoverable from property and equipment	21,661	16,480
ICMS tax substitution	94,275	28,697
Other	76,029	32,024
	191,965	77,201

Present value adjustment	(1,240)	(1,287)
Total current	907,702	888,355
Noncurrent
Taxes on sales
ICMS recoverable	691,344	71,063
PIS/COFINS recoverable	10,830	135,702
	702,174	206,765
Other
ICMS and other	41,057	19,632

Present value adjustment	(13,233)	(12,891)
Total noncurrent	729,998	213,506
Total taxes recoverable	1,637,700	1,101,861

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

13.   Recoverable taxes (Continued)

Management prepared a technical feasibility study on the future realization of the ICMS, considering the expected future off-set of debts from the Globex and subsidiaries operations. This study was prepared based on information extracted from the strategic planning approved by the Board of Directors of the Company.

14.   Balances and transactions with related parties

a)      Sales and purchases of goods

	2011	2010
Suppliers:
FIC	10,679	8,879
Globalbev bebidas e alimentos	3,012	-
Bravo Café	231	-
Fazenda da Toca Ltda	254	-
Restaurante FNH Ltda	4	-
Axialent	310	-
	14,490	8,879

Purchases:
Globalbev bebidas e alimentos	12,640	-
Bravo Café	1,591	-
Sykué Geração de energia Ltda	6,389	-
Fazenda da Toca Ltda	3,383	-
Restaurante FNH Ltda	4	-
	24,007	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

14.   Balances and transactions with related parties (Continued)

b)      Other transactions

	2011	2010

Assets
Casino (i)	7,898	5,519
FIC (iv)	3,634	-
Sendas S.A.	-	17,824
Casas Bahia Comercial Ltda. (v)	55,243	120,605
ECQD - sócios (vi)	34,209	-
Audax SP (x)	20,728	-
Audax Rio (x)	9,378	-
Outros	2,325	32,293
	133,415	176,241
Liabilities
Fundo Península (ii)	(15,772)	(14,894)
FIC (iv)	(11,764)	(6,886)
Casas Bahia Comercial Ltda. (v)	(342)	(231,203)
Other	-	(21,308)
	(27,878)	(274,291)

Income statement
Casino (i)	(5,061)	(5,225)
Fundo Península (ii)	(148,460)	(142,632)
Diniz Family (iii)	(18,776)	(6,346)
Sendas S.A.	-	(58,566)
Sykué Consultoria em Energia Lt. (viii)	(824)
Casas Bahia Comercial Ltda. (v)	(141,183)	(67,416)
FIC (iv)	(3,662)	(13,832)
Axialent	(2,921)	-
Other	(8,400)	(8,400)
	(329,287)	(302,417)

i.   Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

ii.  Península  Fund: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

iii. Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

14.   Balances and transactions with related parties (Continued)

b) Other transactions (Continued)

iv. FIC: The expenses in the income statement related to FIC represents: (i) refund of expenses deriving from the infrastructure agreement, such as expenses related to cashiers payroll, and commissions on the sale of financial products, (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

v.  Casas Bahia: The subsidiary Nova Casa Bahia maintains lease agreements for warehouses, offices and administrative buildings with Casas Bahia Comercial Ltda.

vi. Nova Pontocom executives (ECQD): On November 2010, in the context of the restructuring of GPA e-commerce business, the Company granted to certain Nova Pontocom‘s top executives, a loan amounting in R$ 10,000 as well as celebrated a barter contract with return in the amount of R$ 20,000, both maturing on January 8, 2018, duly adjusted.

vii.  Sykué Geração de Energia: Purchase of electric energy on the market to supply several consumer units of the Company.

viii. Sykué Consultoria: energy planning services in order to supply electricity, including projection of energy consumption for each consumer unit , during 102 months (economic feasibility study of stores maintenance costs on the captive market or on the free market) and regulatory advisory with regulatory and market agencies.

ix. Other: Expenses paid by the Company to its subsidiaries and other associated companies. Other related parties not described in this Note did not state balances or transactions in the years.

x.  Audax: Loan to soccer clubs named Audax SP and Audax RJ, which invests in training of professional athletes.

Related party-transactions shown above mainly result from operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially accounted for according to the prices, terms and conditions agreed between the parties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

14.   Balances and transactions with related parties (Continued)

c)    Management Compensation

The expenses related to the compensation of management’s key personnel (officers appointed pursuant to Bylaws and the Board of Directors), which were recorded in the income statement at the year ended December 31, 2011, were as follows:

Board of Directors
	Remuneration	(*) Other remuneration	Share based Payment	Total	% expense share basis payment
Board of Directors (*)	-	7,574	-	7,574
Directors	23,660	30,289	13,133	67,082
Fiscal council	432	-	-	432
Total 2011	24,092	30,289	13,133	67,514	19.5%

Board of Directors (*)	-	7,300	-	7,300
Directors	45,292	23,789	13,429	82,510
Fiscal council	432	-	-	432
Total 2010	45,724	23,789	13,429	82,942	16.2%

Board of Directors (*)	-	7,486	-	7,486
Directors	31,181	18,066	10,824	60,071
Fiscal council	432	-	-	432
Total 2009	31,613	18,066	10,824	60,503	17.9%

 (*) Variable according to the number of participation in the meeting.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

15.   Investments in associates

a)    Breakdown of investments

Investments breakdown	Fic	BINV - Globex	Fair value Investiment Bartira	Others	Total

Balances at December 31, 2009	176,565	15,010	-	2,652	194,227

Additions	12,777	-	86,872	4,806	104,455
Write-off	-	(2,689)	-	-	(2,689)
Equity pickup	35,032	(511)	-	(22)	34,499
Dividends recevable	(11,080)	-	-	-	(11,080)

Balances at December 31, 2010	213,294	11,810	86,872	7,436	319,412

Additions	-	-	-	112	112
Write-off	-	(14,223)	-	(4)	(14,227)
Equity pickup	29,953	4,872	-	-	34,825
Transfers	(10,179)	17,263	-	(7,084)	-

Balances at December 31, 2011	233,068	19,722	86,872	460	340,122

(i) FIC/Miravalles

The summarized financial information of FIC at December 31, 2011 and 2010 is as follows:

	2011	2010
Operating results:
Revenues	911,643	918,415
Operating income	75,849	148,070
Net income (losses)	77,509	95,616

Current assets	3,485,365	3,057,634
Non-current assets	201,785	310,509
Total assets	3,687,150	3,368,143

Current liabilities	3,008,357	2,783,045
Non-current liabilities	52,446	36,259
Shareholders' equity	626,347	548,839
Total liabilities and shareholders' equity	3,687,150	3,368,143

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

15.   Investments in associates (Continued)

a)    Breakdown of investments (continued)

(ii)     Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

Sendas S.A. and Barcelona Comércio Varejista e Atacadista S.A. (a subsidiary of the Company) entered into a Purchase and Sale of Shares Commitment and Other Covenants, whereby Sendas Distribuidora shares, held by Sendas S.A. were transferred to Barcelona Comércio Varejista e Atacadista S.A. Therefore, the equity instrument of R$ 128,096, previously recognized in the Company’s shareholders’ equity was reclassified into financial liability as at December 31, 2010, since the negotiation was already in progress on that date. In addition, the financial liability assumed was added against the Company’s shareholders’ equity by the amount of R$ 229,860, resulting from the difference between the present value of financial liability of R$ 324,350, other consideration transferred of R$33,606 and the equity instrument of R$ 128,096. The recognition in shareholders’ equity is supported by IAS 32. This minority interest acquisition was approved by the Board of Directors on February 23, 2011, and by the Company’s general meeting held on March 14, 2011. Once referred to acquisition was approved, Sendas S.A. transferred to Barcelona Comércio Varejista e Atacadista S.A. the entirety of its interest in Sendas Distribuidora, equivalent to 42.57% of total capital by that time, for the price of R$377,000, to be settled as follows: R$59,000 through transfer of shares, and the remainder, amounting to R$ 318,000, payable in 6 equal and consecutive yearly installments of R$ 53,000 each, the first of which due in July 2011, as restated by reference to the variation in the Extended Consumer Price Index (IPCA) from the 4th installment on, having July 2010 as a basis. The present value of the liability assumed at December 31, 2011 is R$ 238,863 (R$ 324,350 at December 31, 2010).

F - 60

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

15.   Investments in associates (Continued)

a)    Breakdown of investments (continued)

(ii) Sendas (continued)

Accounts payable for acquisition of noncontrolling interest

	2011	2010

Acquisition of noncontrolling interest - Assai (i)	4,568	188,194
Acquisition of noncontrolling interest - Sendas Distribuidora (ii)	238,863	324,350

	243,431	512,544

Current liabilities	54,829	297,484
Noncurrent liabilities	188,602	215,060

	243,431	512,544

i.              Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

ii.             Accounts payable due to the acquisition of non-controlling interest in Sendas Distribuidora, which will be settled in 6 annual installments, and the last amortization will take place in December 2017.

16.   Business combinations and acquisition of Non-controlling interest

a)    Association with Nova Casa Bahia

Context of the partnership

On December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Partnership Agreement (“Shareholders’ Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

On February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment.  Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, the parties entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of CB were transferred to NCB through a partial spin-off.  This transfer included an equity interest of 25% in Bartira (remainder 75% still owned by CB).

Thus, as of October 1, 2010, NCB  operates under the "Casas Bahia” brand, which was present at that time in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

On November 9, 2010, as a preparatory phase of the process to merge NCB shares into Globex, CDB centralized the retail trade and the electronic commerce of durable goods in Globex. Thus, the Company increased capital into its subsidiary Globex, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$ 89,826; (ii) marketable securities amounted to R$ 290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$ 375,550. On the same date, the Globex shareholders’ approved the NCB’s shares capital contribution. Globex started to operate with “Ponto Frio” and “Casas Bahia” banners.

Determination of the consideration transferred due to the acquisition of NCB

GPA transferred approximately 47.08% of its entire investment in Globex to of the former owners of CB, which is determined as consideration transferred for the acquisition of NCB (“total consideration transferred”).

Since Globex is a publicly held company, with its shares listed on stock exchanges (BOVESPA), by independent purchasers and sellers, in electric electronic products segment for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Determination of the consideration transferred due to the acquisition of NCB – (Continued)

2010

Number of common shares held by CBD, corresponding to a 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00

Fair value (Bovespa) of investment in Globex – 98.77%	2,533,920

47% of market value of investment in Globex assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as a reduction of consideration transferred:

Additional payment (ii)	95,084
Call option for controlling interest in Bartira, net of income and social contribution taxes(iii)	(200,864)
Non-controlling interest over assets received	95,523

Fair value of total consideration transferred	1,188,894

(i)      According to the Shareholders’ Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$ 12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay as a disproportional sharing was considered, according to IFRS 3R, as part of the total consideration transferred for the acquisition of control of NCB;

(ii)     Additional payment  pursuant to indemnization clause 6.3 of the shareholder’s agreement between GPA and the CB.

(iii)    Fair value of Bartira’s call option: the parties granted through the Shareholders’ Agreement, call and put options for the interests held by GPA and CB in Bartira. The conditions are defined as follows:

•      During the lock-up period defined in the Shareholders’ Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$ 1.00);

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

•      During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75%  interest in the capital stock of Bartira, currently held by CB, for a total of R$ 175,000, adjusted by IPCA (Extended Consumer Index Price); and

•      Should NCB not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$ 58,500, adjusted by IPCA;

Fair value of identified net assets

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Determination of the consideration transferred due to the takeover of NCB (Continued)

	Opening balance	(iv) Fair value of investment held in Bartira	(v) “Casas Bahia” banner	(vi) Commercial rights	(vii) Fair value of Property and equipment	(viii) Supply agreement under favorable conditions	(ix) Lease agreement under favorable conditions	Balance after provisional allocation of purchase price

Assets
Cash and cash equivalents	64,957	-	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	-	1,360,420
Recoverable taxes	240,091	-	-	-	-	-	-	240,091
Deferred income tax	152,291	(29,434)	(549,242)	(136,344)	(31,376)	(75,213)	(87,075)	(756,393)
Prepaid expenses	58,498	-	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	-	268,059
Investments in associated companies	-	86,572	-	-	-	-	-	86,572
Property and equipment	570,889	-	-	-	92,281	-	-	663,170
Intangible assets	57,217	-	1,615,417	401,011	-	221,214	256,103	2,550,962
	5,793,918	57,138	1,066,175	264,667	60,905	146,001	169,028	7,557,832
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	-	(1,063,178)
Loans and borrowings	(1,438,859)	-	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	-	(4,620,200)
Net assets	1,173,718	57,138	1,066,175	264,667	60,905	146,001	169,028	2,937,632

(iv)  Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock.  It was measured by  the “Income Approach” method, considering the present value of future benefits generated directly or indirectly measured, trough discounted cash flow;

(v)   “Casas Bahia” tradename: It is a traditional and well recognized brand in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

 (vi) Commercial rights “Fundo de Comércio: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market by the “Market Approach” method;

(vii) Fair Value of Property and equipment: calculated using the “Market Approach” method to determine the value of an asset through an analysis of transaction involving comparable assets, with a discount of 10%;

(viii) Advantageous supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira. This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market, based on “Income Approach” method; and

(ix)  Advantageous stores lease agreement signed with CB: this refers to CBs properties, which include stores, warehouses and buildings which are leased by NCB (operating lease). This was measured according to information on comparable transactions in the market, based on “Income Approach” method;

No contingent liabilities or assets were identified and recognized on the acquisition date.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

(Continued)

2010
Fair value of acquired net assets	2,937,632
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,397,020

Gains from a bargain purchase

As a result of: (i) measurement of the total consideration transferred due to acquisition of control of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company recorded a bargain gain, in the amount of R$ 351,718, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

2010

Total consideration transferred due to acquisition of NCB	(1,188,894)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,397,020)

Fair value of acquired net assets	2,937,632

Bargain gain resulting from acquisition of NCB	351,718

Subsequent measurement –allocation of purchase price

The NCB acquisition was accounted for according to the method of acquisition, pursuant to IFRS 3R.

The provisional allocation of the purchase price resulted in a bargain purchase gain of R$ 453,569 in December 31, 2010 which was reduced to R$ 351,718 due to the review of the Bartira’s intangibles methodology, fair value of trucks, and other additional payments. The measurement period ended on November 08, 2011.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Subsequent measurement –allocation of purchase price (continued)

Final allocation of the purchase price has resulted in the following difference related with the provisional allocation as of December 31, 2010.

Provisional bargain recorded in December 31,2010		453,569

Final valuation of the consideration transferred:		(133,851)
Option Bartira (ii)	(111,665)
Additional payment (iv)	(95,084)
Income and social contribution taxes on the final valuation adjustments in the consideration transferred	37,850
Effect of non-controlling interest on the final valuation adjustments in the consideration transferred	35,048

Final valuation of net assets of NCB:		32,000
Supply agreement Bartira (ii)	80,121
Fair value investment at Bartira (ii)	(50,688)
Fair value NCB trucks (iii)	92,281
Other (i)	(29,263)
Income and social contribution taxes on the final valuation adjustments of net assets identified	(31,433)
Effect of non-controlling interest on the final valuation adjustments of net assets identified	(29,018)

Final bargain gain recorded in December 31,2010		351,718

(i)            Adjustments to unrecoverable assets of NCB;

(ii)           Amount of intangibles related to Bartira supply agreement, purchase call option and investment of NCB in Bartira, using cash slow;

(iii)      Fair Value of the NCB truck fleet;

(iv)     Expenses incurred at Globex, related to periods before the business combination date, which should be reimbursed to Klein family, in the proportion of the losses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

a)    Association with Nova Casa Bahia (Continued)

Subsequent measurement –allocation of purchase price (continued)

The gain is justified mainly due to the positive future developments from the partnership with GPA. This partnership allows NCB better access to financing and synergies in all areas such as trade, logistics, administrative and financial, among others.

In addition, the partnership with CB will position Globex into a new business level, thus, allowing higher nationwide coverage, scale gains and other benefits, which is expected to result in a more attractive future profitability, and accordingly, the appreciation of the shares held by CB. With 47.56% interest in Globex, CB will continue actively participating in the operation, either directly or through the Board of Directors.

The costs of the transactions, totaling R$ 100,100 recorded in other operating expenses in the statement of income for the year ended December 31, 2010.

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

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Association of Globex (Continued)

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

2010

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

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

b)    Association of Globex (Continued)

Fair values of identifiable assets and liabilities acquired (Continued)

		Final Purchase Price Allocation adjustments
	Provisional Purchase Price Allocation as of 12/31/2009	(i) Restricted advances	(ii) Provision for contigencies	(iii) Trademark	(iv) Commercial rights	(v) Costumer relationship	(vi) Fair value of fixed assets	(vii) Deferred income tax on goodwill base difference	Final purchase price allocation
Assets
Cash and cash equivalents	82,765	-	-	-	-	-	-	-	82,765
Trade receivable,net	689,534	-	-	-	-	-	-	-	689,534
Inventories	407,220	-	-	-	-	-	-	-	407,220
Recoverable taxes	183,117	-	-	-	-	-	-	-	183,117
Deferred tax assets	292,589	15,371	70,702	(135,862)	(66,862)	(11,651)	(33,694)	121,542	252,135
Restricted deposits for legal proceedings	57,033	(45,209)	-	-	-	-	-	-	11,824
Other	125,086	-	-	-	-	-	-	-	125,086
Investments in associates	14,987	-	-	-	-	-	-	-	14,987
Property and equipment, net	193,359	-	-	-	-	-	99,099	-	292,458
Intangible assets	41,313	-	-	399,593	196,654	34,268	-	-	671,828

	2,087,003	(29,838)	70,702	263,731	129,792	22,617	65,405	121,542	2,730,954
Liabilities
Trade payable	542,135	-	-	-	-	-	-	-	542,135
Loans and financing	405,179	-	-	-	-	-	-	-	405,179
Taxes and social contributions payable	141,357	-	-	-	-	-	-	-	141,357
Dividends payable	1,672	-	-	-	-	-	-	-	1,672
Provision for contingencies	220,163	-	182,817	-	-	-	-	-	402,980
Other	300,641	-	25,128	-	-	-	-	-	325,769
Noncontrolling interest	21,604	(1,355)	(6,231)	11,973	5,893	1,027	2,969	-	35,880

	1,632,751	(1,355)	201,714	11,973	5,893	1,027	2,969	-	1,854,972

Total identifiable net assets	454,252	(28,483)	(131,012)	251,758	123,899	21,590	62,436	121,542	875,982

As a result of: (i) measurement of total consideration transferred due to the acquisition of Globex and (ii) measurement of identifiable assets and liabilities, the Company verified as at December 31,2010, a goodwill amounting to R$ 279,850 recognized in “Intangible Assets” as shown below:

2010

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

December 31, 2011 and 2010

(In thousands of reais)

16.   Business combinations and acquisition of Non-controlling interest (Continued)

c)    eHUB Business Combination

On November 8, 2010, Globex and its subsidiary Nova.com entered into an agreement for the acquisition of the remaining interest of 55% in E-Hub (an e-commerce service provider). E-Hub’s former owners gave 55% of their interest in this company, in addition to R$ 20,000 payable on January 8, 2013, in exchange for 5.56% of the subsidiary Nova.com.

The parties have entered into a shareholders’ agreement, with a 7-year term and mutual guarantee of preemptive rights in any offering related to this interest, always at market values.

The assets received refer to E-Hub’s net assets of liabilities at book value, amounting R$ 2,200, plus R$ 20,000, was equivalent to 6% of Nova.Com, estimated at the fair value of R$ 31,530, including the book value. The transaction generated a goodwill amounted to R$ 9,230.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

17.   Property and equipment, net

	2011
	Balance as of 12/31/2010	Additions	Depreciation	Disposals	Transfers	Balance as of 12/31/2011

Lands	983,005	210	-	1,263	(36,308)	948,170
Buildings	1,907,727	27,755	(60,935)	(149)	241,150	2,115,548
Leasehold improvements	1,515,898	87,352	(112,857)	(22,164)	329,263	1,797,492
Equipments	608,748	316,900	(119,097)	(19,429)	132,060	919,182
Installations	244,524	41,994	(31,128)	42	10,268	265,700
Furniture and fixtures	399,573	101,518	(59,896)	(21,358)	17,569	437,406
Vehicles	246,798	76,751	(43,723)	(15,189)	2,234	266,871
Construction in progress	577,957	596,847	-	(8,427)	(824,830)	341,547
Other	142,173	40,389	(12,940)	(245)	(88,068)	81,309
	6,626,403	1,289,716	(440,576)	(85,656)	(216,662)	7,173,225

Finance Leases:
Machinery and equipment	74,332	-	(4,264)	(39,498)	(2,629)	27,941
Hardware	31,895	101,318	(21,992)	(17,054)	10,918	105,085
Installations	1,086	-	(104)	(1)	(120)	861
Furniture and fixtures	17,864	-	(1,506)	(35)	(6,176)	10,147
Vehicles	14,074	-	(9,990)	(2,564)	12,544	14,064
Buildings	28,683	-	(1,756)	-	-	26,927
	167,934	101,318	(39,612)	(59,152)	14,537	185,025
Total	6,794,337	1,391,034	(480,188)	(144,808)	(202,125)	7,358,250

	2010
	Balance as of 12/31/2009	Additions	Depreciation	Acquisition of subsidiary - Globex	Disposals	Transfers	Balance as of 12/31/2010

Lands	980,469	536	-	-	(5,420)	7,420	983,005
Buildings	1,842,073	11,146	(66,433)	-	(18,629)	139,570	1,907,727
Leasehold improvements	1,179,101	44,826	(108,084)	72,090	(21,278)	349,243	1,515,898
Equipments	423,588	248,647	(65,865)	57,420	(20,206)	(34,836)	608,748
Installations	99,738	66,774	24,452	96,460	(7,398)	(35,502)	244,524
Furniture and fixtures	221,043	94,335	(63,048)	131,655	(18,045)	33,633	399,573
Vehicles	21,445	14,278	(8,733)	231,573	(2,508)	(9,257)	246,798
Construction in progress	361,346	779,352	-	17,644	-	(580,385)	577,957
Other	105,553	33,233	(9,405)	-	12,093	699	142,173
	5,234,356	1,293,127	(297,116)	606,842	(81,391)	(129,415)	6,626,403

Finance Leases:
Machinery and equipment	35,273	2,944	(4,410)	41,693	(155)	(1,013)	74,332
Hardware	34,992	-	(1,578)	-	-	(1,519)	31,895
Installations	1,232	-	5	-	-	(151)	1,086
Furniture and fixtures	19,655	-	(1,424)	-	-	(367)	17,864
Vehicles	656	392	(1,553)	14,635	(279)	223	14,074
Buildings	30,437	-	(1,754)	-	-	-	28,683
	122,245	3,336	(10,714)	56,328	(434)	(2,827)	167,934
Total	5,356,601	1,296,463	(307,830)	663,170	(81,825)	(132,242)	6,794,337

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

17.   Property and equipment, net (Continued)

	2011			2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	948,170	-	948,170	983,005	-	983,005
Buildings	2,907,817	(792,269)	2,115,548	2,640,154	(732,427)	1,907,727
Leasehold improvements	3,116,923	(1,319,431)	1,797,492	2,723,436	(1,207,538)	1,515,898
Machinery and equipment	1,892,180	(972,998)	919,182	1,476,248	(867,500)	608,748
Instalations	512,834	(247,134)	265,700	462,741	(218,217)	244,524
Furniture and fixtures	870,285	(432,879)	437,406	784,316	(384,743)	399,573
Vehicles	319,889	(53,018)	266,871	260,790	(13,992)	246,798
Construction in progress	341,547	-	341,547	577,957	-	577,957
Other	136,885	(55,576)	81,309	182,983	(40,810)	142,173
	11,046,530	(3,873,305)	7,173,225	10,091,630	(3,465,227)	6,626,403

Financial leasing:
IT equipment	39,374	(11,433)	27,941	83,673	(9,341)	74,332
Hardware	207,951	(102,866)	105,085	109,544	(77,649)	31,895
Instalations	1,220	(359)	861	1,292	(206)	1,086
Furniture and fixtures	15,373	(5,226)	10,147	21,736	(3,872)	17,864
Vehicles	20,293	(6,229)	14,064	18,910	(4,836)	14,074
Buildings	43,402	(16,475)	26,927	43,403	(14,720)	28,683
	327,613	(142,588)	185,025	278,558	(110,624)	167,934
Total property and equipment	11,374,143	(4,015,893)	7,358,250	10,370,188	(3,575,851)	6,794,337

On December 31, 2011 and 2010, the Company and its subsidiaries had collateralized some items of property and equipment for some legal claims, as disclosed in the Note 23 (f).

Property and Equipment in progress amounted to R$ 78,917 refers to the Oracle Retail Project with completion date scheduled to 2013.

The Company has not identified items of property and equipment that require a provision for impairment at December 31, 2011.

The net transfers refer primarily to software items that were transferred from property and equipment in progress to intangibles.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

17.   Property and equipment, net (Continued)

Capitalized borrowing costs

The amount of the borrowing costs capitalized for the year ended at December 31, 2011 was R$ 27,076 (R$ 9,580 in December 31, 2010). The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 102.85% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

Additions to Property and equipment

	2011	2010

Additions (i)	1,262,640	1,283,547
Financial Lease (ii)	101,318	3,336
Capitalized Interest	27,076	9,581

Total	1,391,034	1,296,464

(i)            The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings for expansion of activities, building of new stores and improvements of existing distribution centers, stores improvements and investments in information of technology; and

(ii)
In the statements of cash flows it was decreased from asset additions made during the year, totaling R$ 101,318 at December 31,2011 (R$ 3,336 in December 31,2010), the acquisitions assets held through finance leases.

Impairment testing

On December 31, 2011, the Company calculated the recoverable value of net assets to assess whether there were changes in the value of its assets arising from events or changes in the economic, operating and technological circumstances that might indicate impairment for all Cash Generating Units (“CGU”). These tests were conducted pursuant to IAS 36 requirements, under the following assumptions:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

17.   Property and equipment, net (Continued)

Evidence of asset impairment (CGU)

• Phase 1 - Asset’s Carrying Amount of CGU versus compared to an approximation of fair value (based on a multiple of sales of 30%).

Should the carrying amount of the asset value exceed the approximation of fair value, the CGU undergoes test in the phase 2.

• Phase 2 - Asset carrying amount at the CGU level versus value in-use (obtained through discounted Cash Flow)

Cash Flow estimation until 2015 plus Multiple EBITDA representing future cash flows after 2015, with a discount rate of 10.4%. Future revenue projections based on a budget  between 2012 and 2015 and projected for future years based on the EBITDA of 2015(Multiple of 9.5 times EBITDA).

If necessary, the Company hires third party appraisers to evaluate CGU with indication of impairment. The Company’s management, based on all the aforementioned tests, did not find any indication of asset impairment (CGUs).  Therefore, no provision was recorded for impairment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

18.   Intangible assets

	2011
	Balance as of 12/31/2010	Additions	Amortization	Write-offs	Transfers	Balance as of 12/31/2011

Goodwill – cash and carry	358,965	-	-	-	-	358,965
Goodwill – electro	289,084	-	-	-	-	289,084
Goodwill – retail	723,776	-	-	-	-	723,776
Tradename – cash and carry	38,639	-	-	-	-	38,639
Tradename – electro	2,015,010	82	-	-	-	2,015,092
Commercial rights – electro	603,266	7,779	(12,139)	(10,793)	4,997	593,110
Commercial rights - retail	-	-	-	-	17,600	17,600
Customer relationship – electro	24,845	-	(6,283)	-	-	18,562
Profitable furniture supply agreement – Bartira	212,652	-	(77,720)	-	-	134,932
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	251,994	-	(50,992)	-	-	201,002
Software	310,877	183,774	(79,173)	(32,407)	165,528	548,599
Total	4,829,108	191,635	(226,307)	(43,200)	188,125	4,939,361

	2010
	Balance as of 12/31/2009	Additions	Amortization	Write-offs	Transfers	Balance as of 12/31/2010

Goodwill – cash and carry	358,965	-	-	-	-	358,965
Goodwill – electro	279,851	9,233	-	-	-	289,084
Goodwill – retail	732,766	-	-	(3,677)	(5,313)	723,776
Banner – cash and carry	38,639	-	-	-	-	38,639
Banner – electro	399,593	1,615,417	-	-	-	2,015,010
Commercial rights – electro	196,654	406,612	-	-	-	603,266
Customer relationship – electro	31,127	-	(6,282)	-	-	24,845
Profitable furniture supply agreement – Bartira	-	221,214	(8,562)	-	-	212,652
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	-	256,103	(4,109)	-	-	251,994
Software	182,178	132,117	(130,360)	15,956	110,986	310,877
Total	2,219,773	2,640,696	(149,313)	12,279	105,673	4,829,108

Impairment testing of goodwill and intangibles assets

On December 31, 2011, the Company calculated the recoverable amount of goodwill arising from past acquisitions to determine whether there were changes in the value of its assets arising from events or changes in the economic, operating and technological circumstances that might indicate impairment for all Cash Generating Units (“CGU”). In accordance with the rule, a cash generating unit cannot be greater than the segment. For goodwill assessment purposes, management understands that the cash generating unit is equivalent to the entity that gave rise to the goodwill at the moment of acquisitionThese tests were conducted pursuant to IFRS 36 requirements, under the following assumptions

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

18.   Intangible assets (Continued)

Evidence of asset impairment (CGU)

•  Phase 1 - Asset’s Carrying Amount of CGU versus compared to an approximation of fair value (based on a multiple of sales of 30%).

Should the carrying amount of the CGU exceed the approximation of fair value, the CGU undergoes phase 2.

Asset Carrying Amount (CGU) Compared to value-in-use (obtained from discounted cash flow)

Discounted cash flow assumptions:

• Discount Rate of 10.4%;

• Future Revenue between 2012 and 2015

• From 2015 Company used a multiple of EBITDA to project cashflows.

Therefore, no provision had to be recorded for the impairment.

Tradename

The value was subject to impairment test through a recalculation of its fair value, using the income approach method called Royalty Relief, which consists in determining the value of the tradename by measuring the present value of the royalties that would be paid to a similar tradename in the market. The royalty rate used was 0.9%. Given the indefinite life of the tradenames, it considered a perpetual growth of 2.5%.

Fundo de Comércio “Right of use”

The rights of use were allocated to the CGU. The CGUs were tested with fixed assets impairment test.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

18.   Intangible assets (Continued)

Other intangible assets

Software was tested for impairment observing the same criteria set for fixed assets.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill. No impairment was recorded as of December 31, 2011.

Definite useful life – store lease agreement under advantageous conditions (10 years), furniture supply agreement under advantageous condition (3 years) and customer relationship (5 to 7 years).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing

a)    Breakdown of debt

	Note	2011	2010

Debentures	19i
Debentures		506,122	523,574
Swap contracts	19c,g	68	598
Financing fees		(4,346)	(3,497)
		501,844	520,675
Local currency
BNDES	19e	152,629	80,905
IBM	24	6,815	6,810
Working capital	19c	126,892	259,077
Consume finance – CDCI	19c	2,263,122	1,283,059
PAFIDC	11	1,235,934	-
Financial lease	24	81,643	64,467
Swap contracts	19c,g	(882)	(439)
Financing fees		(8,670)	(8,855)
Sale of receivables		-	249,997
Others		2,346	2,085
		3,859,829	1,937,106

In foreign currency
Working capital	19c	537,023	414,140
Swap contracts	19c,g	19,163	43,856
Financing fees		(361)	(661)
		555,825	457,335
Total current		4,917,498	2,915,116

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)
December 31, 2011 and 2010
(In thousands of reais)

19.   Loans and financing (Continued)

a)    Breakdown of debt (Continued)

	Note	2011	2010
Debentures	19i
Debentures		2,145,886	1,075,538
Financing fees		(8,368)	(8,066)
		2,137,518	1,067,472

In local currency
BNDES	19e	405,515	381,372
IBM	24	5,112	11,917
Working capital	19c	1,406,575	972,988
Consume finance – CDCI	19c	129,300	102,106
FIDCs	11	1,184,522	2,280,517
Financial leases	24	194,788	101,244
Swap agreements	19c,g	(25,779)	8,134
Financing fees		(7,780)	(12,272)
		3,292,253	3,846,006

In foreign currency
Working capital	19c	832,657	615,867
Swap contracts	19c,g	(21,399)	63,059
Financing fees		(129)	(468)
		811,129	678,458
Total non-current		6,240,900	5,591,936

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

b)    Noncurrent maturity

R$
2013	3,343,888
2014	1,644,908
2015	1,048,296
2016	178,239
Over 60 months	41,846
Sub-total	6,257,177
Funding cost	(16,277)
Total	6,240,900

c)    Financing of working capital, swap and funding for consumer intervention

		Rate	2011	2010
Debt
Local currency
Itaú Unibanco	Fixed	1.5%	-	14
Banco do Brasil	Fixed	11.8%	1,856,869	1,188,303
Banco do Brasil	CDI	98.5%	327,026	-
Bradesco	Fixed	12.6%	1,041,287	657,967
Alfa	CDI	101.5%	-	11,040
HSBC	Fixed	10.3%	-	4,811
Santander	CDI	104.0%	88,830	190,317
Safra	Fixed	10.4%	611,877	564,778

			3,925,889	2,617,230
Foreign currency
Itaú BBA	YEN	3.2%	534,989	296,147
Banco do Brasil	USD	3.9% and 2.3%	317,373	143,612
Bradesco	USD	2.7% and 2.9%	115,017	-
Santander	USD	2.1%	116,239	337,693
ABN AMRO	YEN	4.9%	89,086	252,555
HSBC	USD	2.4%	196,976	-
			1,369,680	1,030,007
Swap agreements
Itaú Unibanco	CDI	105.0%	-	598
Itaú BBA	CDI	102.8%	(901)	35,055
Banco do Brasil	CDI	103.2%	(15,681)	18,808
Bradesco	CDI	103.9%	(4,348)	-
Santander	CDI	110.7%	18,058	56,560
ABN AMRO	CDI	104.3%	68	4,187
HSBC	CDI	99.0%	(26,025)	-
			(28,829)	115,208

Total			5,266,740	3,762,445

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19. Loans and financing (Continued)

c)    Financing of working capital, swap and funding for consumer intervention

The funds to finance working capital are raised with local financial institutions, denominated in local or foreign currencies. Main operations classified into this item are working capital financing.

d)      Consumer finance - CDCI

The operations of consumer finance correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 months and the average financial costs are charged 11.69% a.a. For such contracts, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by subsidiary and by assignment of receivables

e)    BNDES credit line

The line of credit agreements denominated in Reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on the TJLP (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES, funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) EBITDA/Net debt equal to or greater than 0.35. The Company controls and monitors these indexes, and is not in default.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

e)    BNDES credit line  (Continued)

Annual financial charges	Grace period in months	Number of monthly installments	Maturity	2011	2010
TJLP + 9.2%	6	46	Nov-12	30,285	63,339
TJLP + 8.7%	6	46	Nov-12	4,375	9,150
TJLP + 9.6%	18	60	Dec/16	410,327	324,663
TJLP + 4.5%	11	60	Dec/16	39,797	-
TJLP + 4.5%	5	24	Jan-11	-	147
TJLP + 4.5%	3	11	Nov-11	-	8,889
TJLP + 2.3%	3	11	Nov-11	-	1,109
TJLP + 2.8%	5	48	Nov-11	-	4,459
TJLP + 2.3%	11	48	Jun-13	4,127	43,591
TJLP + 2.3%	7	48	May/12	2,112	4,183
TJLP + 2.8%	6	48	May/12	-	2,725
TJLP + 1.9%	6	30	Jun-14	28,234	-
7% per year	3	24	Oct/12	16,687	-
TJLP + 1.9% + 1%	6	30	Jun-14	12,105	-
TJLP + 3.5% + 1%	6	30	Jun-14	10,095	22
				558,144	462,277

Current				152,629	80,905
Noncurrente				405,515	381,372

f)     Guarantees

The Company signed promissory notes and letters of guarantee in the loans and financing obtained from BNDES and IBM.

g)    Swap contracts

The Company uses swap transactions to exchange U.S. dollars liabilities and Yen denominated obligations and fixed interest rates to the Brazilian Real pegged to CDI floating interest rates. The Company concurrently executed with the same counterparty, currency and interest rates swap transactions. All these transactions utilize hedge accounting, as disclosed in Note 20. The CDI annual benchmark rate at December 31, 2011 was 11.60% (9.75% in 2010).

h)    Redeemable PAFIDC quotas

As per IAS 39, the Company records the amounts related to the senior quotas as “Loans and financing”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

i)      Debentures

(i)     Breakdown of outstanding debentures

	Type	Outstanding securities	Annual financial charges	Unit price	2011	2010

6ª Issue 1st series	No preference	36,000	CDI + 0.5%	6,917	373,529	559,195
6ª Issue 2nd series	No preference	15,977	CDI + 0.5%	6,917	165,771	248,169
6th issue – 1st and 2nd Series	Interest rate swap	-	104.96% CDI	6,917	68	598
7ª Issue 1st series	No preference	-	119% of CDI	1,056,320	-	234,979
8ª Issue 1st series	No preference	500	109.5% of CDI	1,253,411	626,706	555,772
9th Issue – 1st Series	No preference	610	107.7%% CDI	1,024,010	685,647	-
10th Issue – 1st Series	No preference	80,000	108.5% CDI	10,004	800,355	-
Funding cost					(12,714)	(10,566)

Current and Non-current		133,087			2,639,362	1,588,147

Noncurrent liabilities					2,137,518	1,067,472
Current liabilities					501,844	520,675

(ii)    Movement of the debentures in the year

	Number of debentures	Value

At December 31, 2009	78,665	1,500,742

Interest paid	-	(73,319)
Interest accrued	-	160,724
At December 31, 2010	78,665	1,588,147

Interest rate net of payments and fair value of swap	-	105,746
Funding fees of issue 10ª	-	(4,648)
Amortisation 6ª Issue	(25,988)	(259,883)
Amortisation 7ª Issue	(200)	(200,000)
9ª Issue	610	610,000
10ª Issue	80,000	800,000
At December 31, 2011	133,087	2,639,362

(iii)   Additional information

               6th issue – On March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

               Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.

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

           Guarantee: not guaranteed.

           Optional Early Redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

           Financial Ratios: Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011 the Company was in full compliance with such covenants.

Utilization of funds: the funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

7th issue – On June 8, 2009, the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: Single

Class and convertibility: Registered, book-entry and without issuing share certificates. The debentures are not convertible into shares issued by the Company.

Type: Unsecured

Issue date: June 15, 2009

Term and maturity: Seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortisation: Amortisation in a lump sum on the maturity date.

Early redemption: not applicable

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

Guarantee: No guarantee

Financial ratios: Calculated based on the Company’s consolidated financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all such covenants.

Utilization of funds: Funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – On December 4, 2009, the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$ 500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Series: Single

Class and convertibility: Registered, book-entry and without issuing share certificates. The debentures are not convertible into shares issued by the Company.

Type: Unsecured

Issue date: December 15, 2009

Term and maturity: Sixty (60) months as of the issue date, thus maturing on December 15, 2014.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

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

Guarantee: No guarantee

Financial ratios: Calculated based on the Company’s consolidated financial statements prepared under Brazilian GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all such covenants.

Utilization of funds: The funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.

9th issue - On January 5, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$ 610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

Series: Single

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

Class and convertibility: Registered, book-entry and without issuing share certificates. The debentures are not convertible  into shares issued by the Company.

Type: Unsecured

Issue date: January 5, 2011

Term and maturity: Thirty six (36) months as of the issue date, thus maturing on January 5, 2014.

Remuneration: 107.75% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortisation: The unit face value of debentures will not be partially amortized throughout the effectiveness term of debentures. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

Early redemption: The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: No guarantee

Financial ratios: Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all such covenants.

Utilization of funds: Funds raised by means of the 9th issue shall be used by the Company to maintain its cash strategy and strengthen its working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

10th issue - On December 14, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 80.000 non-convertible debentures, in the total amount of R$ 800.000. The debentures issued within the scope of the 10th issue have the following characteristics:

Series: single

Class and convertibility:   Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: December 29, 2011

Term and maturity: Forty two (42) months as of the issue date, thus maturing on June 29, 2015.

Remuneration: 108.5% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortisation: Amortization in a lump sum on the maturity date. The remuneration will be paid annually on the following dates: (i) December 29, 2012; (ii) December 29, 2013; (iii) December 29, 2014; and (iv) June 29, 2015

Early redemption: The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: No guarantee

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

19.   Loans and financing (Continued)

a)    Debentures

(iii) Additional information (continued)

Financial ratios: Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all such covenants.

Utilization of funds: Funds raised by means of the 10th issue shall be used by the Company to maturity of the debt.

20.   Financial instruments

The Company uses financial instruments only for protection of certain risks limited to 100% of the risk.  The derivative transactions have the exclusively objective of reducing the exposure to the foreign currency fluctuation and interest rate, and to maintain a balanced capital structure.

Financial instruments have been reported pursuant to IAS 32 and IFRS 7. The main financial instruments and their amounts by category are as follows:

	Book Value		Fair Value
	2011	2010	2011	2010
Cash and cash equivalents	4,969,955	3,817,994	4,969,955	3,817,994
Marketable securities	-	608,002	-	608,002
Receivables and FIDC	5,993,341	4,575,173	5,998,354	4,578,069
Related parties receivable	133,415	176,241	133,415	176,241
Purchase option - Bartira	304,339	304,339	304,339	304,339
Related parties payables	(27,878)	(274,291)	(27,878)	(274,291)
Trade payable	(6,278,757)	(5,368,738)	(6,278,757)	(5,368,738)
Loans and financings	(8,519,036)	(6,918,905)	(8,725,757)	(7,011,300)
Debentures	(2,639,362)	(1,588,147)	(2,641,113)	(1,580,328)
Net exposure	(6,063,983)	(4,668,332)	(6,267,442)	(4,750,012)

The fair value of other instruments described in note 20(b) is a proxy of the book value based on the payments stream agreed. The classification of assets and liabilities at fair value are described in Note 20 (c).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

a)    Considerations on risk factors that may affect the business of the Company

The Company adopts risk control policies and procedures, as outlined below:

(i)      Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities to be allocated to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (See Note 7).

•         Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.09% at December 31, 2011 (0.59% in 2010).

•         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions, with good financial standing.

•         Credit card and/or meal ticket sales are substantially transferred to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See Note 11).

(ii)    Interest rate risk

The Company and its subsidiaries raise loans and financings with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

a)    Considerations on risk factors that may affect the business of the Company (Continued)

(iii)   Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, to hedge against the exchange variation deriving from foreign currency denominated loans.

(iv)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended in December 31, 2011.

	2011	2010

Loans and Financing	11,158,398	8,507,052
(-) Cash and cash equivalents	(4,969,955)	(3,817,994)
Net debt	6,188,443	4,689,058

Shareholders’ equity	10,094,425	9,500,592
Shareholders’ equity and net debt	16,282,868	14,189,650

(v)   Liquidity management risk

The Company manages liquidity risk through the daily control of cash flows, control of financial assets and liabilities maturities and a close relationship with major financial institutions.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

a)    Considerations on risk factors that may affect the business of the Company (Continued)

(v)   Liquidity management risk (continued)

The table below summarizes the maturity profile of financial liabilities of the Company on December 31,2011 and 2010:

				2011				2010
	Up to 1 year	1 – 5 years	More than 5 years	Total	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financing	3,248,159	3,478,612	-	6,726,771	2,232,979	2,285,844	522,483	5,041,306
Debentures	582,255	2,770,133	-	3,352,388	570,582	1,325,276	-	1,895,858
Derivatives	27,573	66,634	-	94,207	41,241	73,784	-	115,025
Leasing	88,847	158,140	41,800	288,787	71,577	77,687	37,982	187,246
	3,946,834	6,473,519	41,800	10,462,153	2,916,379	3,762,591	560,465	7,239,435

(vi)  Derivative financial instruments

Certain operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars and YEN) and fixed interest rates, converting the debt into domestic interest rates and currency.

These contracts amount to R$ 2,057,826 at December 31, 2011 (R$ 1,797,564 in 2010). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably are carried out with the same financial institution, observing the limits set by Management.

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income statement, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$ 607,184 at December 31, 2011 (R$ 962,585 in 2010) and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

a)    Considerations on risk factors that may affect the business of the Company (Continued)

(vi)  Derivative financial instruments (continued)

According to the Company’s treasury policies, management is not allowed to use swap caps, margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of debts designated as hedge accounting on inception date and on continuiyng basis. Hedge designated transactions contracted in the year ended December 31, 2011 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to IAS 39, the debt is also adjusted at fair value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

a)    Considerations on risk factors that may affect the business of the Company (Continued)

(vi)    Derivative financial instruments (Continued)

		Notional amount		Fair value
		2011	2010	2011	2010
Fair value hedge
Purpose of hedge (debt)		2,057,826	1,797,564	2,398,836	1,853,749

Long position
Pre-fixed rate	12.08% p.a.	685,000	980,000	810,335	1,021,220
USD + Fixed	3.3% p.a.	1,372,826	817,564	1,604,792	832,529
		2,057,826	1,797,564	2,415,127	1,853,749
Short position
	% CDI 103.7% p.a.	(2,057,826)	(1,797,564)	(2,373,503)	(1,861,447)
Net position		-	-	41,624	(7,698)

		Notional amount		Fair value
		2011	2010	2011	2010
Swap agreements measured by fair value through income

Asset position
USD + Fixed	5.92% p.a.	67,884	74,704	89,474	85,404
YEN + Fixed	1.69% p.a.	-	108,231	-	127,371
CDI + Fixed	100% CDI + 0.05% p.a.	539,300	779,650	540,987	811,600
		607,184	962,585	630,461	1,024,375
Liability position
% CDI		(607,184)	(962,585)	(643,256)	(1,131,885)
Swap net position		-	-	(12,795)	(107,510)

Total swap net position		-	-	28,829	(115,208)

Realized and unrealized gains and losses over these contracts during the year ended in December 31, 2011 are recorded in the net financial result and balance payable by fair value is R$ 28,829 (R$ 115,208 in December 31, 2010) and recorded under “loans and financings”.

Fair value hedge effects in the income statement for the year ended in December 31, 2011 were R$ 53,307, (R$ 98,794 and R$1,100 of loss in December 31, 2010 and 2011, respectively).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

a)    Considerations on risk factors that may affect the business of the Company (Continued)

(vii)    Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps disclosed by BM&F Bovespa.

Fair values of swaps – the exchange of the dollar plus fixed coupon rate for a CDI rate was obtained by from currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

b)    Sensitivity analysis of derivative financial instruments

In compliance with IFRS 7, according to Management’s assessment the most probable scenario is what the market has been signaling through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore,  the reasonably possible scenario  is used by the Company to estimate the fair value of the financial instruments. For scenarios II and III, for the exclusive sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, up to the maturity date of financial instruments.

In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through CDI curves, clean Coupon and variable rate in Reais (DI) versus Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange). Variable rate in Reais (DI) curve is used in domestic currency-denominated loans

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

b)    Sensitivity analysis of financial instruments (Continued)

In case of derivatives (aiming at hedging the financial debt),changes in scenarios are accompanied by respective hedges, indicating if effects are not significant, see note b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)    Fair value hedge (at maturity dates)

		Market Projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Increase of Rate	(1,337,738)	(1,337,738)	(1,337,738)
Swap (asset position in pre-fixed rate)	Increase of Rate	1,338,404	1,338,404	1,338,404
	net effect	666	666	666

Swap (liability position in CDI)	Decrease of CDI	(1,306,749)	(1,366,149)	(1,427,436)

Total net effect		-	(59,400)	(120,687)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

b)   Analysis of sensitivity of derivative financial instruments (Continued)

(ii)       Derivatives accounted for at fair value through income

		Market Projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	increase of USD	(1,468,896)	(1,836,120)	(2,203,344)
Swap (asset position in pre-fixed rate)	increase of USD	1,484,147	1,855,184	2,166,303
	net effect	15,251	19,064	(37,041)

Swap (liability position in CDI)	decrease of CDI	(1,485,622)	(1,522,224)	(1,558,931)

Total net effect		-	(32,789)	(125,601)

		Market Projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	decrease of USD	575,385	583,728	591,961
Swap (long position in CDI)	increase of CDI	(575,383)	(584,142)	(592,788)
	net effect	2	(414)	(827)

Total net effect		-	(416)	(829)

(iii)      Other financial instruments

		Balance as of	Market Projection
Transactions	Risk	Dec.31, 2011	Scenario I	Scenario II	Scenario III

Loans and Financing:
Debentures:
6th Issue	100.05% CDI	539,300	600,641	685,287	800,492
8th Issue	109.50% CDI	626,706	760,495	945,370	1,203,190
9th issue	107.75% CDI	685,647	818,721	1,001,486	1,254,239
10th issue	108.50% CDI	800,355	962,344	1,185,364	1,494,857
Total Debentures		2,652,008	3,142,201	3,817,507	4,752,778

GLOBEX FIDC (Senior shares)	107,75% CDI	1,184,522	1,415,059	1,731,898	2,170,391
PAFIDC (Senior shares)	109.50% CDI	1,235,934	1,438,145	1,714,287	2,092,142
Total loans and Financing exposure		5,072,464	5,995,405	7,263,692	9,015,311

Cash and cash equivalents (*)	100.90% of CDI	4,969,955	5,540,750	6,327,877	7,399,021

Total net exposure (and deterioration compared to scenario I)		(102,509)	(352,146)	(833,306)	(1,513,781)

(*) weighted average

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

b)    Analysis of sensitivity of derivative financial instruments (Continued)

(iii) Other financial instruments (continued)

       The Company has an exposure on SELIC over the total balance of tax paid in installments of R$ 1,463,022 which is partially off set by the marketable securities restated by CDI. The exposure on tax paid in installments assuming the SELIC rate as of December 31, 2011, in scenarios I, II and III mentioned above are R$152,067, R$190,083 and R$228,100, respectively.

Sensitivity assumptions

The Company’s net exposure corresponds to the CDI-pegged debt and total net effect represents the deterioration of scenarios II and III in relation to scenario I, which is considered the most probable scenario by the Company.

The Company used projected future interest and U.S. dollar rates, obtained with BM&FBovespa on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at their fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

c)    Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
	2011	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable Inputs (Level 2)	Other observable Inputs (Level 3)

Cross-currency interest rate swaps	2,235	-	2,235	-
Interest rate swaps	26,659	-	26,659	-
Swaps	28,894	-	28,894	-

Cash and cash equivalents	4,969,955	4,969,955	-	-
Financial Instruments	304,339	-	-	304,339
	5,303,188	4,969,955	28,894	304,339

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

c)    Fair value measurements (Continued)

	2010	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable Inputs (Level 2)	Other observable Inputs (Level 3)

Cross-currency interest rate swaps	(106,916)	-	(106,916)	-
Interest rate swaps	(8,292)	-	(8,292)	-
Swaps	(115,208)	-	(115,208)	-

Cash and cash equivalents	3,817,994	3,817,994	-	-
Marketable securities	608,002	608,002	-	-
Financial Instruments	416,004	-	-	416,004
	4,726,792	4,425,996	(115,208)	416,004

There were no reclassifications between the levels of measuring fair value in the year.

As of December 31, 2011, the derivatives position was presented as follows:

					Amount payable or receivalbe		Fair value
Description	Counterparties	Notional	Contracting Date	Maturity	2011	2010	2011	2010

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	-	19,005	-	17,037

	Santander	US$ 40,000	11/21/2007	4/29/2011	-	(19,263)	-	(17,841)
		US$ 40,000	11/21/2007	5/31/2011	-	(19,259)	-	(17,611)
		US$ 40,000	11/21/2007	6/30/2011	-	(19,238)	-	(17,362)
		US$ 57,471	04/16/2010	10/04/2013	(5,680)	(9,121)	(5,330)	(3,746)
	ABN AMRO	US$ 40,000	3/14/2008	02/03/2012	(13,094)	(15,284)	(12,728)	(13,146)
		US$ 15,000	3/14/2008	12/20/2011	-	(5,749)	-	(5,008)
Exchange swaps registered at CETIP (USD x CDI)		US$ 10,000	3/14/2008	12/20/2011	-	(3,631)	-	(3,071)
	Brasil	US$ 84,000	3/31/2010	12/03/2012	(16,320)	(19,317)	(16,080)	(11,113)
	Brasil	U$ 78,500	09/02/2011	03/02/2012	4,964	-	5,099	-
	Bradesco	U$ 38,892	07/01/2011	04/01/2012	3,423	-	4,348	-
	Itaú	US$ 175,000	01/07/2010	07/09/2013	(28,938)	(37,229)	(29,306)	(35,055)
		U$ 160,300	05/05/2011	4/16/2014	25,708	-	30,207	-
	HSBC	U$ 150,000	4/29/2011	4/22/2013	23,076	-	25,827	-
		U$ 7,586	12/14/2011	07/12/2012	212	-	197	-

	BRASIL	R$ 117,000	12/23/2010	12/24/2013	186	29	3,421	(1,253)
	(*)	R$ 33,000	12/23/2010	12/24/2012	169	11	882	(95)
		R$ 160,000	12/23/2010	1/14/2013	804	52	4,408	(513)
		R$ 35,000	12/23/2010	2/28/2013	162	11	1,012	(154)
		R$ 45,000	12/28/2009	11/03/2011	-	461	-	437
Interest rates swap registered at CETIP		R$ 80,000	6/28/2010	12/06/2013	394	404	2,091	(847)
(Pre-fixed rate x CDI)		R$ 130,000	6/28/2010	06/06/2014	369	575	3,166	(2,190)
		R$ 130,000	6/28/2010	02/06/2015	161	511	3,031	(2,911)
		R$ 200,000	3/31/2010	07/03/2013	1,274	2,627	7,365	362
	Unibanco	R$ 779,650	6/25/2007	01/03/2013	(2)	(6)	(2)	(598)
	Santander	R$ 50,000	6/28/2010	12/06/2013	(35)	297	1,221	(530)

	(*) Extension of agreements				(3,167)	(124,114)	28,829	(115,208)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

20.   Financial instruments (Continued)

d) Call option Bartira

Calculated using Black & Scholes methodology using the following metrics:

•         Exercise price: R $ 200,466 (restated by IPCA inflation until year end);

•         The asset price in cash: R$ 591,071, equivalent to the valuation of 100% of the company Bartira in the conditions in which the asset can be delivered if the option is exercised, in other words, without the effects of unfavorable contract supply;

•         Volatility: 28% based on companies in the same industry;

•         Contract term: 3 years; and

•         Risk free rate: 12% per year.

21. Taxes and social contribution payable and tax installment payment

a)    Taxes and social and contributions payables:

	2011	2010
Current
PIS and COFINS payable	140,261	216,194
Provision for income and social contribution taxes	174,935	58,006
Other	24,810	71,267
	340,006	345,467

b)    Tax paid by installments

	2011	2010
Tax installment payment law	1,440,636	1,282,102
INSS	-	90,043
CPMF	-	35,428
Other	22,386	24,256
Total	1,463,022	1,431,829

Current	171,212	54,071
Noncurrent	1,291,810	1,377,758
	1,463,022	1,431,829

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

21. Taxes and social contribution payable and tax installment payment (Continued)

b)    Tax paid by installments (Continued)

  (i)    CPMF  – In 2003, the Company terminated certain lawsuits to file a request for the Special Tax Installment Payment Program (“PAES”), pursuant to Law 10,684/2003. These installments were adjusted by TJLP (long-term interest rate) whose balance could be paid in 120 monthly installments.

(ii) Other – The Company filed a request for installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by SELIC and are payable within 120 months.

(iii) Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. Company still has the possibility of using escrow deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

Considering this scenario, the Company decided to reduce its tax exposure, by adhering to this installment program in order to include some of its tax liabilities in said installment program. Therefore, during the year ended December 31, 2011, the Company jointly with legal counsels assessed the legal and administrative proceedings in progress with RFB (Brazilian Federal Revenue Office)/PGFN (National Treasury General Attorney Office) and the Federal Court, assessed as possible and/or probable risk of losses and decided to include certain cases in said installment payment program, which final due date to adhere happened between 07 to 30 of June of 2011.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

22.   Income and social contribution taxes

a)      Income and social contribution tax expense reconciliation

	2011	2010	2009

Income before income taxes	804,655	670,452	700,054

Income and social contribution taxes at the notional rate of 25% for the parent company and 34% for subsidiaries (*)	(241,397)	(201,136)	(210,016)
Net result REFIS (**)			113,636
Penalty tax	(3,053)	(1,298)	(1,937)
Surplus arising from business	-	87,930	-
Reversal of valuation allowance	106,196	-	-
Recovery of loans	31,026	-	-
Equity pick-up	10,448	10,350	1,624
Other permanent differences (undeductible)	11,781	19,632	2,678

Effective income tax	(84,999)	(84,522)	(94,015)

Income tax for the year
Current	(142,117)	(52,052)	(68,081)
On amortized goodwill	(104,903)	(109,307)	(103,912)
Deferred	162,021	76,837	77,978
Income tax and social contribution expenses	(84,999)	(84,522)	(94,015)

Effective rate	10.6%	12.6%	13.4%

(*) –    The controlling entity (CBD) does not pay social contribution (9%) based on a claim that was won in the past, which reduces the income taxes to 25% in this entity, other Group entities pay the regular rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

22.   Income and social contribution taxes (Continued)

b)      Breakdown of deferred income and social contribution taxes

	2011	2010

Tax loss carryforwards (i)	764,524	720,530
Provision for contingencies and other	208,639	232,548
Provision for derivative operations taxed on a cash basis	57,321	27,418
Allowance for doubtful accounts	82,147	66,507
Goodwill tax amortization over investments	59,601	57,410
Deferred income tax over IFRS adjustment and business combination	(1,041,729)	(1,105,752)
Other deferred income and social contribuiton taxes liabilities	(166,041)	(53,988)
Surplus value of assets acquired through business combination	-	2,538
Income tax over Vieri goodwill	-	104,903
Provision for goodwill decrease	36,789	117,516
Others	133,563	44,042
Deferred income and social contribution tax assets	134,814	213,672

Provision for deferred income tax realization	-	(106,196)

Total deferred income tax noncurrent assets	134,814	107,476

Non-current assets	1,249,687	1,136,462
Non-current liabilities	(1,114,873)	(1,028,986)
Deferred income and social contribution taxes	134,814	107,476

(i)     Tax loss carryforwards are related to the acquisition of Sé and Globex and those generated   by the subsidiary Sendas Distribuidora. The realization of these net assets from the valuation reserve is deemed as probable according to Company’s business plan.

Based on these studies, the Company expects to recover these assets as follows:

R$
2012	381,461
2013	230,569
2014	207,075
2015	235,550
2016	195,032
1,249,687

Pursuant to IAS 12 – Taxes on Income, approved by CVM Deliberation nº 599/09, the Company’s Management prepared a technical feasibility study about the future realization of deferred tax asset, considering the Company’s probable capacity of generating taxable income, according to the main variables of its businesses. This study was examined based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

22.   Income and social contribution taxes (Continued)

b)   Breakdown of deferred income and social contribution taxes (Continued)

The balances of deferred income tax and social contribution assets and liabilities were reclassified as of December 31, 2011 and 2010 in order to present the net amount per entity, pursuant to IAS 12.

c)    Changes in deferred income and social contribution taxes

	2011	2010	2009

At January 1	107,476	999,530	1,040,438

Benefit (expense) for the year	57,118	(32,470)	(25,934)
Globex (acquisition)	-	43,422	208,713
NBC (acquisition)	-	(686,796)	-
BARTIRA (advantageous agreements)	-	(141,441)
Installment taxes	-	-	(180,757)
Goodwill in non-amortised	-	(46,750)	(31,460)
Other	(29,780)	(28,019)	(11,470)
At December 31	134,814	107,476	999,530

23.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsel, as shown below:

	COFINS And PIS	Other	Labor	Civil and other	Total

Balances at December 31, 2009	161,391	279,275	103,148	117,509	661,323

Additions	5,640	224,918	43,859	23,989	298,406
Installment 11,941/09	(71,164)	(10,610)	-	-	(81,774)
Reversals	-	(26,618)	(48,758)	(14,134)	(89,510)
Transfers	-	9,745	(264)	(9,481)	-
Monetary restatement	8,601	8,283	10,904	10,295	38,083
Business Combination - Globex	-	(20,140)	1,744	1,205	(17,191)
Balances at December 31, 2010	104,468	464,853	110,633	129,383	809,337
	-
Additions	8,754	38,360	52,930	79,046	179,090
Installment 11,941/09	(39,762)	(17,524)	-	-	(57,286)
Payments	-	(105,478)	(33,263)	(17,599)	(156,340)
Reversals	(2,723)	(86,579)	(11,374)	(83,212)	(183,888)
Transfers	-	-	-	-	-
Monetary restatement	7,313	52,496	13,927	15,474	89,210
Balances at December 31, 2011	78,050	346,128	132,853	123,092	680,123

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

23.   Provision for contingencies (Continued)

a)    Taxes

Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 11.04% at December 31, 2011 (9.37% at December 31, 2010), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax proceedings and fiscal debts are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary restatement is legally required for all tax amounts, including provision for contingencies.

The main provisioned tax claims are as follow:

COFINS and PIS

With the non-cumulative treatment for calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, the Company offset PIS and COFINS tax debts with IPI credits - inputs subject to a zero rate or exempt - acquired from third parties (transferred on the basis of final decision). The claims amounts of PIS and COFINS in December 31, 2011 is R$ 78,050 (R$ 104,468 in December 31, 2010).

Tax Others

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified before the registration of the Secretary of State Farm, error in application rate, ancillary obligations by state and treasury departments and (v)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

23.   Provision for contingencies (Continued)

a)    Taxes  (Continued)

Other (continued)

other less relevant issues. The amount recorded at December 31, 2011 is R$ 161,460 (R$ 75,898 in December 31, 2010).

In addition, the Company discusses in Court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2011 is R$ 26,334 (R$ 31,088 in December 31, 2010).

Tax contingent liabilities were recorded in Globex subsidiary, at the business combination date, according to IFRS 3 requirements. The Company has recorded Globex claims on the reference date of acquisition by CBD (July 6, 2009) and has on December 31, 2011 the amount of R$ 158,335 (R$ 159,244 in December 31, 2010) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits incurring on coffee exports.

b)    Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2011, the Company recorded a provision of R$ 118,574 (R$ 89,867 in December 31, 2010) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) 1.20% accumulated in the year ended December 31, 2011 (0.69% in December 31, 2010) accrued of 1% monthly interest.

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$ 14,279 at December 31, 2011 (R$ 20,765 in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

23.   Provision for contingencies (Continued)

c)    Civil and others

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•           The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At December 31, 2011, the accrual amount for these lawsuits is R$ 21,853 (R$ 33,349 in December 31, 2010), for which there are no escrow deposits;

•           The subsidiary Globex is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with trade payables, and the amount referred to in said lawsuits totals R$ 50,017 at December 31, 2011 (R$ 35,084 in December 31, 2010); and

•           Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$ 6,553 (R$ 10,745 in December 31, 2010).

Total civil actions and others at December 31, 2011 is R$ 123,092 (R$ 129,383 in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

23.   Provision for contingencies (Continued)

d)    Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$ 4,776,416 at December 31, 2011 (R$ 2,994,455 at December 31, 2010), and are mainly related to:

•           INSS (Social Security Tax) – The Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$ 252,599 at December 31, 2011 (R$ 237,690 in December 31, 2010). The proceedings are under administrative and court discussion;

•           IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$ 377,317 at December 31, 2011 (R$ 255,393 in December 31, 2010);

•           COFINS, PIS and CPMF – The Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$ 861,096 at December 31, 2011 (R$ 722,322 in December 31, 2010);

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

23.   Provision for contingencies (Continued)

d)    Other non-accrued contingent liabilities (Continued)

•           ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from trade payables considered to be in arrears/default according to the state treasury’s records; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) goods purchased from trade payables who enjoy the tax benefits in states where they are located, (vi) difference in tax classification, (vii) among others, not relevant. The total amount of these assessments is R$ 2,516,572 at December 31, 2011 (R$ 1,488,728 in December 31,2010), which await a final decision in the administrative and court levels. The increase in value is due to proceedings and reclassification of probability and updates;

•           ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$ 354,578 at December 31, 2011 (R$ 140,046 in December 31, 2010) and await administrative and court decisions;

•           Other litigations – These are related to administrative lawsuits, real estate leasing claims where pleads the renewal of leases and setting rents according to the values prevailing in the market and the shares under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$ 414,254 (R$ 150,276 in December 31, 2010);

•           The Company has also to labor with estimated risk of loss as possible the amount of R$ 144,550 (R$ 92,730 in December 31,2010).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be accrued. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

23.   Provision for contingencies (Continued)

e)    Appeal and restricted advances (restricted deposit escrow)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to escrow deposits not linked to the litigations recorded in liabilities, on December 31, 2011. The amount of escrow deposits was R$ 737,688 (R$ 645,920 in December 31, 2010).

f)     Guarantees

        The Company has granted collateral to some civil, labor and tax lawsuits, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	835,857	1,814	1,354,693	2,192,364
Labor	6,156	3,130	68,751	78,037
Civil and other	11,201	2,197	38,724	52,122
Total	853,214	7,141	1,462,168	2,322,523

g)    Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

24.   Leasing transactions

a)    Operational leases

	2011	2010
Gross commitments from operating leases - minimum
lease payments
Less than 1 year	940,567	762,313
Over 1 year and less than 5 years	2,444,897	2,172,858
Over 5 years	3,972,034	4,003,939

	7,357,498	6,939,110

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

24.   Leasing transactions (Continued)

a)    Operational leases (Continued)

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by IAS 17.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2011, the fine would be R$ 550,642 (R$ 656,060 in December 31, 2010).

(i)    Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	2011	2010	2009

Contingent payments recognized as
expenses during the year	474,656	433,340	314,920

(ii)   Option conditions to renew or purchase and adjustment clauses

The terms of the agreements for the year ended at December 31, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

24.   Leasing transactions (Continued)

b)    Financial leases

Financial lease agreements amounted to R$ 396,350 at December 31, 2011 (R$ 292,895 in 2010), according to the chart below:

	2011	2010
Liabilities from financial leasing - minimum lease payments
Less than 1 year	81,643	64,467
Over 1 year and less than 5 years	152,944	63,262
Over 5 years	41,844	37,982
Present value of financial lease agreements	276,431	165,711

Future financing charges	119,919	127,184

Gross amount of financial lease agreements	396,350	292,895

	2011	2010	2009
Contingent payments recognized as expenses
during the period	2,918	3,950	5,043

The term of the agreements in the year ended at December 31, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122/2010.

Expenses for the year related to:	2011	2010

Minimum rentals	470,719	395,309
Contingent rentals	646,664	222,030
Sublease rentals	(110,806)	(122,797)
	1,006,577	494,542

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$ 1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$ 1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

24.   Leasing transactions (Continued)

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

25.   Deferred Revenue

The subsidiaries Globex and NCB, received in advance values from trading partners on exclusivity in the intermediation services or extended warranties and subsidiary Barcelona received in advance values for the rental of rack and light panel (Back Lights) for exhibition of products from their suppliers.

	2011	2010

Additional or extended warranties	446,747	245,716
Finasa agreement	1,714	-
Correspondent banking	-	4,772
Barter contract	2,382	-
Back Lights	12,478	-
	463,321	250,488

Current	81,915	63,021
Noncurrent	381,406	187,467
	463,321	250,488

Management estimates that the value classified as noncurrent will be recognized in the result in the following proportions:

R$
2013	60,438
2014	63,188
2015	68,244
2016	73,703
2017	79,599
2018	36,234
381,406

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity

a)    Capital stock

The subscribed and paid-up capital is represented by 260,239 at December 31, 2011 (257,774 in December 31, 2010) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2011 and 2010, and 160,559 in thousands of preferred shares at December 31, 2011 (158,094 in December 31, 2010).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors Meeting held at May 5, 2011, the capital was increased by R$ 11,797 by means of the issue of 831,884 preferred shares.

At the Board of Directors Meeting held at July 28, 2011, the capital was increased by R$ 10,925 by means of the issue of 258,792 preferred shares.

At the Board of Directors Meeting held at November 03, 2011, the capital was increased by R$ 249 by means of the issue of 20,100 preferred shares.Change in capital stock and number of shares:

b)    Share rights

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

c)    Capital reserve – Special goodwill reserve

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$ 105,675 through the capitalization of special goodwill reserve. Out of this total, R$ 21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$ 84,540 will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$ 103,398. The effect of this operation was deferred tax assets and a special goodwill reserve of R$ 238,930 at December 31, 2011 (R$ 344,605 in December 31, 2010), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

d)    Granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under IFRS 2.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

e)    Revenue reserve

(i)    Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: was approved by shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$ 421,500, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 29, 2010.

f)     CBD Share-based payment plans

(i)    Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PN shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

f)     CBD Share-based payment plans (Continued)

(i)    Original stock option plan (Continued)

Where:

Q =     Number of shares to be encumbered by limitation of sales.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the year.

There are no options under the original Stock Option Plan, approved by Ordinary and Extraordinary General Meeting held on April 28, 1997, since July 28, 2011, which corresponded to the exercise deadline of the last series of options as the Board of Directors Meeting of the same date.

(ii)   New Stock option plan

An amendment to the Company’s Stock Option Plan was approved at the Extraordinary General Meeting, held on December 20, 2006. This plan was originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased, at the discretion of the Plan management committee, in the course of 35 months following the granting date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

f)     CBD Share-based payment plans (Continued)

(ii)   New Stock option plan (continued)

The exercise price for the Silver-type share will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$ 0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

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

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

Information on the stock option plans is summarized below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

f)     CBD Share-based payment plans (Continued)

(ii)       New Stock option plan (continued)

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the year	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.52	989	(435)	(554)	-	-
Series X	7/6/2006	7/6/2009	7/6/2011	33.00	42.43	901	(229)	(402)	-	270
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(900)	(107)	-	115
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(647)	(6)	-	297
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(91)	-	-	423
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(76)	-	-	106
						7,193	(3,600)	(1,081)	-	2,512

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the year	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2011
Series X	7/7/2006	7/7/2009	7/7/2011	33.00	43.15	901	(478)	(412)	(11)	-
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(320)	(6)	-	-
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(1,000)	(108)	(14)	-
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(835)	(6)	-	7
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(937)	(7)	-	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(212)	-	-	456
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(237)	-	-	456
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(162)	-	-	352
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(94)	-	-	88
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0,01	299	-	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	-	-	-	299
						6,802	(4,275)	(539)	(25)	1,963

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

f)     CBD Share-based payment plans (Continued)

(ii) New Stock option plan (continued)

At March 30, 2011, the Committee approved that no reduction  or acceleration be made  to Series A2.

At December 31, 2011, the Company preferred share price at BM&FBovespa was R$ 67.00 per share.

At December 31, 2011 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)   Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	2011	2010	2009
Number of shares	260,239	257,774	254,852
Balance of granted series in effect	1,963	2,512	3,675
Maximum percentage of dilution	0.75%	0.97%	1.44%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 1.09% (0.72% - 2010), (b) expectation of volatility of nearly 25.14% (40.47% - 2010) and (c) the risk-free weighted average interest rate of 12.43% (9.66% - 2010). The expectation of average remaining of the series outstanding at December 31,2011 was 1.77 year (in 2010 was 1.40 year). The weighted average fair value of options granted during 2011 was R$ 44.96 (in 2010 was R$ 46.98).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

f)     CBD Share-based payment plans (Continued)

(ii) New Stock option plan (continued)

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at the beginning of the year	3,664	18.08	1.26	169,035
Granted during the year	696	12.17
Exercised during the year	(1,810)	19.40
Forfeited during the year	(38)	36.14
Expired during the year	-	30.52
Outstanding at the end of the year	2,512	14.31	1.40	133,214

Vested or expected to vest at December 31, 2010	2,512	14.31	1.40	133,214
Exercisable at December 31, 2010	1,174	20.56	1.24	57,222

Outstanding at the beginning of the year	2,512	14.31	1.40	133,214
Granted during the year	598	27.36
Exercised during the year	(1,111)	20.68
Forfeited during the year	(11)	42.32
Expired during the year	(25)	32.64
Outstanding at the end of the year	1,963	16.90	1.77	98,371

Vested or expected to vest at December 31, 2011	1,963	16.90	1.77	98,371
Exercisable at December 31, 2011	1,221	14.88	1.02	63,653

IFRS 2 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as expense on December 31, 2011 were R$26,869 (R$27,278 in December 31, 2010).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

f)     CBD Share-based payment plans (Continued)

g)    Minimum mandatory dividends

The meeting of Board of Directors held on May 12, 2011 approved the payment of interim dividends for the first quarter of 2011 in the amount of  R$ 22,485, being R$ 0.09 per preferred share and R$ 0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on May 27, 2011. On May 20, 2011, the shares thought of as negotiated "ex-rights" to the dividends payment date.

The meeting of Board of Directors held on July 25, 2011 approved the payment of interim dividends for the second quarter of 2011 in the amount of R$ 22,560, R$ 0.09 per preferred share and R$ 0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on August 10, 2011. On August 02, 2011, the shares thought of as negotiated "ex-rights" to the dividends payment date.

The meeting of Board of Directors held on November 03, 2011 the payment of interim dividends for the third quarter of 2011 was approved in the amount of R$ 22,583, R$ 0.09 per preferred share and R$ 0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on November 28, 2011. On November 16, 2011, the shares thought of as negotiated "ex-rights" to the dividends payment date.

The Management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$ 67,628 in 2011. The dividend payable at December 31, 2011 is R$ 102,949 (R$ 114,654 in December 31, 2010), which corresponds to a remuneration of R$ 0.372950601 for common shares and R$ 0.41024566126 for preferred A shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

26.   Shareholders’ equity (Continued)

g)    Minimum mandatory dividends (Continued)

	Dividends proposed
	2011	2010

Net income for the year	718,219	722,422
Legal reserve	(35,911)	(36,121)
Dividend calculation basis	682,308	686,301

Minimum mandatory dividends - 25%	170,578	171,575

(R$ 0.617945 per common share)	61,597	-
(R$ 0.679740 per preferred A share)	108,981	-
(R$ 0.627728 per common share)	-	62,572
(R$ 0.690501 per preferred A share)	-	109,003

27.   General and administrative selling expenses

	2011	2010	2009

Selling expenses
Personnel expenses	(3,564,889)	(2,184,284)	(1,582,363)
Commercial expenses	(535,285)	(471,745)	(534,592)
Functional expenses	(1,123,910)	(1,023,960)	(1,140,078)
Outsourced services	(2,319,582)	(1,000,168)	(131,746)
Other expenses	(392,981)	(186,132)	(143,702)
	(7,936,647)	(4,866,289)	(3,532,481)

General and administrative expenses
Personnel expenses	(973,403)	(557,250)	(385,964)
Outsourced services	(673,327)	(341,807)	(274,455)
Other expenses	(36,367)	(51,902)	(19,162)
	(1,683,097)	(950,959)	(679,581)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

28.   Other operating expenses, net

Expenses	2011	2010	2009
Provision for probable lawsuits, net of gains from fine
and interest remission - Law 11,941/09	-	(43,115)	(387,843)
Provision for lawsuits	-	(272,574)	-
VAT and other taxes writen-off	-	(23,116)	(358,973)
Business combination expense	-	(24,064)	(52,557)
Write-off rescrited deposits	-	-	(29,838)
Installment taxes	(27,951)	(77,263)	-
Indemnifiable liabilities (ii)	(89,162)	-	-
restructuring	(83,393)	(8,039)	-
Loss on disposal of property and equipment	(48,820)	(73,517)	(23,288)
Other	(9,367)	-	-
Total non-operating expenses	(258,693)	(521,688)	(852,499)

Income
Net Income Itaú Agreement	-	-	655,406
Gains resulting from arising purchase of a business combination	-	351,718	-
Indemnifiable liabilities (ii)	-	29,649	-
Reversal of provision for contingencies - PIS/COFINS	-		107,532
Other	-	12,454	11,688
Total non-operating revenues	-	393,821	774,626

Non operating expenses revenues, net	(258,693)	(127,867)	(77,873)

(i)      Mainly refers by the review of 2009 tax payment installments - Refis, according to Law 11,941/09.

(ii)     Recording of Indemnifiable liability referring to the “First Amendment to the Partnership Agreement” between Globex, CBD and Casas Bahia, by CBD ensuring the right of indemnification to Globex of certain recognized contingencies to be due by Globex as of June 30, 2010.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

29.   Net financial expenses

	2011	2010	2009
Financial expenses
Financial charges – BNDES	(43,309)	(19,243)	(18,288)
Financial charges – Debentures	(225,427)	(156,400)	(91,202)
Interest on loan	(423,493)	(106,708)	(83,703)
Swap operations	(98,534)	(71,341)	(50,011)
Fair value of financial instruments	(10,150)	(3,082)	38,731
Capitalized interest	27,076	9,580	12,426
Charger on receivables securitization	(280,154)	(113,807)	(106,931)
Anticipation of credit card receivables	(419,798)	(352,574)	(18,249)
Financial charges on contingencies and taxes	(257,160)	(211,439)	(146,051)
Interest on financial leasing	(14,831)	(14,225)	(3,821)
Financial transaction taxes and bank services	(99,859)	(49,818)	(23,807)
Present value adjustment	(26,512)	(820)	122
Other financial expenses	(53,807)	(64,822)	(10,397)
Total financial expenses	(1,925,958)	(1,154,699)	(501,181)

Financial income
Interest on cash and cash equivalents	343,088	144,326	142,353
Fair value of financial instruments	114,802	57,344	51,018
Financial charges on taxes and judicial deposits	76,691	90,435	42,606
Interest accrued on installment sales	7,330	7,863	5,362
Present value adjustment	1,607	(4,830)	307
Other financial income	49,732	36,560	5,060
Total financial income	593,250	331,698	246,706
Net financial results	(1,332,708)	(823,001)	(254,475)

30.   Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares confer different voting and liquidation rights.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

30.   Earnings per share (Continued)

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

The Company granted a share-based compensation plan to its employees (See Note 26), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury stock" method.

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

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the year, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

30.   Earnings per share (Continued)

	At December 31, 2011			At December 31, 2010
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividend proposed	109,037	61,540	170,577	109,003	62,572	171,575
Basic allocated undistributed earnings	349,447	198,195	547,642	283,283	163,640	446,923

Allocated net income available for
common and preferred shareholders	458,484	259,735	718,219	392,286	226,212	618,498

Basic denominator (in thousands of shares)
Weighted-average number of shares	159,775	99,680	259,455	156,873	99,680	256,553

Basic earnings per thousand shares (R$)	2.87	2.61		2.50	2.27

Diluted numerator
Dividend proposed (accrued)	109,037	61,540	170,577	109,003	62,572	171,575
Diluted allocated undistributed earnings (loss)	349,447	198,195	547,642	283,283	163,640	446,923

Allocated net income (loss) available for
common and preferred shareholders	458,484	259,735	718,219	392,286	226,212	618,498

Diluted denominator
Weighted-average number of shares	159,775	99,680	259,455	156,873	99,680	256,553
Stock options	909	-	909	1,616	-	1,616

Diluted weighted average shares (in thousands)	160,684	99,680	260,364	158,489	99,680	258,169

Diluted earnings per thousand shares (R$)	2.85	2.61		2.48	2.27

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

30.   Earnings per share (Continued)

	At December 31, 2009
	Preferred	Common	Total

Basic numerator
Actual dividend proposed	87,223	53,277	140,500
Basic allocated undistributed earnings	288,919	180,012	468,931

Allocated net income available for
common and preferred shareholders	376,142	233,289	609,431

Basic denominator (in thousands of shares)
Weighted-average number of shares	145,442	99,680	245,122

Basic earnings per thousand shares (R$)	2.59	2.34

Diluted numerator
Dividend proposed (accrued)	87,223	53,277	140,500
Diluted allocated undistributed earnings (loss)	288,919	180,012	468,931

Allocated net income (loss) available for
common and preferred shareholders	376,142	233,289	609,431

Diluted denominator
Weighted-average number of shares	145,442	99,680	245,122
Stock options	1,302	-	1,302
Put Options (Sendas)	3,566	-	3,566

Diluted weighted average shares (in thousands)	150,310	99,680	249,990

Diluted earnings per thousand shares (R$)	2.50	2.34

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

31.   Insurance coverage

Coverage at December 31, 2011 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Covered risks	Amount insured
Property, equipment and inventories	Assigning profit	15,203,123
Profit	Loss of profits	2,425,559
Vehicles and other	Losses and damages	748,438

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$ 173,750.

32.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution pension plan on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees. Contributions made by the Company referring to the year ended at December 31, 2011 amounted to R$ 2,791 (R$ 2,348 and R$ 1,960  in December 31, 2010 and 2009), employees contributions amounted to R$ 3,990 (R$ 3,462 and R$ 2,969 in December 31, 2010 and 2009). The plan had 881 participants at December 31, 2011 (840 and 861 in December 31, 2010 and 2009).

33.   Segment information

Management groups the entities recently acquired into four separate segments.

•        Retail – Includes the banners Pão de Açúcar, CompreBem, Extra, Sendas and explores the retail activity;

•        Home appliances – Includes the banners Ponto Frio and Casas Bahia;

•        Cash & Carry – Includes the banner ASSAI; and

•        E-commerce includes the sites www.pontofrio.com.br, www.extra.com.br   and www.casasbahia.com.br.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

33.   Segment information (Continued)

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Nova Casa Bahia that operate under the trade names “Ponto Frio” and “Casas Bahia”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the sites pontofrio.com.br, extra.com.br and casasbahia.com.br.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

33.   Segment information (Continued)

	At December 31, 2011
Description	Retail	Cash & Carry	Home Appliances	E-Commerce	Elimination (a)	TOTAL

Net sales	21,675,732	3,902,038	17,827,516	3,189,200	-	46,594,486
Gross profit	6,078,608	534,017	5,558,397	490,500	-	12,661,522
Depreciation and amortisation	(515,662)	(31,703)	(125,765)	(7,417)	-	(680,547)
Operating profit	1,193,017	75,204	662,621	171,696	-	2,102,538
Financial expenses	(925,401)	(98,655)	(816,192)	(131,871)	46,161	(1,925,958)
Financial revenue	372,360	10,873	254,307	1,871	(46,161)	593,250
Equity Pickup	18,918	-	15,907	-	-	34,825
Income before income and social contribution taxes	658,893	(12,577)	116,643	41,696	-	804,655
Income and social contribution taxes	(34,580)	4,066	(39,623)	(14,862)	-	(84,999)
Net Income (Loss)	624,313	(8,511)	77,022	26,832	-	719,656

Current assets	8,225,596	833,336	7,554,846	847,119	(184,505)	17,276,392
Non-current assets	12,994,362	581,258	3,152,688	120,278	(355,973)	16,492,613

Current liabilities	(6,483,758)	(679,817)	(5,988,761)	(888,716)	539,850	(13,501,202)
Non-current liabilities	(7,536,680)	(515,388)	(2,121,200)	(738)	628	(10,173,378)
Shareholders’ Equity	(7,199,520)	(219,389)	(2,597,573)	(77,943)	-	(10,094,425)

	At December 31, 2010
Description	Retail	Cash & Carry	Home Appliances	E-Commerce	Elimination (a)	TOTAL

Net sales	20,542,598	2,943,034	6,903,714	1,702,328	-	32,091,674
Gross profit	5,524,740	421,695	1,627,189	276,574	-	7,850,198
Depreciation and amortisation	(354,937)	(24,680)	(64,346)	(2,166)	-	(446,129)
Operating profit	1,106,222	62,618	212,744	77,370	-	1,458,954
Financial expenses	(659,978)	(53,647)	(376,149)	(73,460)	8,535	(1,154,699)
Financial revenue	298,651	7,244	34,023	315	(8,535)	331,698
Equity Pickup	21,700	-	12,799	-	-	34,499
Income before income and social contribution taxes	766,594	16,215	(116,583)	4,226	-	670,452
Income and social contribution taxes	(123,118)	(7,951)	51,880	(5,333)		(84,522)
Net Income (Loss)	643,476	8,264	(64,703)	(1,107)	-	585,930

Current assets	6,309,707	721,364	7,131,628	510,368	-	14,673,067
Non-current assets	12,720,825	712,728	2,090,405	72,282	(497,044)	15,099,196

Current liabilities	(4,933,300)	(740,627)	(4,715,670)	(533,840)	-	(10,923,437)
Non-current liabilities	(7,346,136)	(512,849)	(1,986,126)	(167)	497,044	(9,348,234)
Shareholders’ Equity	(6,751,096)	(180,616)	(2,520,237)	(48,643)	-	(9,500,592)

F - 143

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

33.   Segment information (Continued)

	At December 31, 2009
Description	Retail	Cash & Carry	Home Appliances	E-Commerce	Elimination (a)	TOTAL

Net sales	18,524,197	1,981,779	2,118,759	625,529	(57,506)	23,192,758
Gross profit	4,965,236	291,278	397,780	102,164	(57,506)	5,698,952
Depreciation and amortisation	(415,485)	(12,126)	(25,483)	(2,365)	(4,441)	(459,900)
Operating profit	957,274	39,479	(42,460)	(17,619)	12,443	949,117
Financial expenses	(432,576)	(10,616)	(43,327)	(14,662)		(501,181)
Financial revenue	238,028	1,418	10,584	-	(3,324)	246,706
Equity Pickup	(7,374)	-	12,786	-		5,412
Income before income and social contribution taxes	763,471	30,281	(95,376)	(18,408)	20,086	700,054
Income and social contribution taxes	(119,769)	(14,329)	102,143	3,386	(65,446)	(94,015)
Net Income (Loss)	643,702	15,952	6,767	(15,022)	(45,360)	606,039
						-
Current assets	6,820,003	359,533	1,194,297	174,945	(149,030)	8,399,748
Non-current assets	8,398,775	334,735	1,045,447	22,782	372,566	10,174,305

Current liabilities	(3,956,587)	(375,323)	(1,316,162)	(178,459)	(207,194)	(6,033,725)
Non-current liabilities	(5,066,601)	(181,765)	(557,997)	(84,361)	7,121	(5,883,603)
Shareholders’ Equity	(6,195,590)	(137,180)	(365,585)	65,093	(23,463)	(6,656,725)

 (a) Eliminations are comprised of intercompany balances;

Entity wide information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2011	2010	2009

Food	54.9%	73.2%	85.2%
Non-Food	45.1%	26.8%	14.8%
Total Sales	100.0%	100.0%	100.0%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

34. Subsequent Event

Issue of Globex Debentures

On January 27, 2012, the Board of Directors of the subsidiary Globex Utilities S.A. approved the 3rd issue of debentures in the amount of R$ 400,000, which will be subject to public distribution with restricted placement efforts by CVM Deliberation nº 476/2009.

The proceeds from the issuance will be used to increase working capital and extended the debt profile of the Subsidiary.

The characteristics and condition of the issuance of the debenture are:

Description	3rd issue
Issuer	Globex Utilidades S.A.
Guarantor	Companhia Brasileira de Distribuição.
Coordinator	Banco Itaú BBA S.A.
Title	Debênture on a firm guarantee of placement in accordance with CVM Instruction nº 476, January 2009.
Issue Amount	R$ 400,000,000.00 (four hundred million reais)
Allocation of Funds	Extended profile of debt and working capital
Species	Unsecured.
Guarantee	Personal Guarantee
Series	Single
Placement Regime	Firm commitment to total volume of R$ 400,000,000.00 (four hundred million reais).
Unit at Face Value	R$ 10,000.00 (ten thousand reais)
Data of issue	To be determined (TBD)
Term	42 months.
Amortization	Amortization of the total amount at maturity at the end of 42 (forty-second) months (bullet).
Remuneration	Rate Variation Over DI of 252, calculated and published by CETIP S.A., plus a spread exponentially equivalent to 1.00% (one percent) per year.
Payment of Remuneration	Semester
Renegotiation	There won’t be.

Change of Corporate Name – Globex Utilidades S.A.

On February 15, 2012 the subsidiary Globex approved at Extraordinary General Meeting the change the corporate name of the company Globex Utilidades S.A. to Viavarejo S.A., with the consequent amendment of Article 1 of its bylaws.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2011 and 2010

(In thousands of reais)

34. Subsequent Event (Continued)

Casino communication

On March 21, 2012, Casino informed us that it had sent a notice to the Diniz Family exercising its right to appoint, for compulsory election, as from June 22, 2012, the chairman of the board of directors of the Holding Company. We cannot predict the effects of such changes on us. Under the terms of the Holding Company Shareholders’ Agreement, Mr. Abilio Diniz has the right to remain chairman of our board of directors for as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Globex Utilidades S.A.
Rio de Janeiro - RJ

1.        We have audited the consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows of Globex Utilidades S.A. and its subsidiaries (the “Company”) for the six-month period ended December 31, 2009, all expressed in Brazilian reais. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Banco Investcred Unibanco S.A. (“BINV”), the Company's indirectly owned equity investee as of December 31, 2009, for which the equity in earnings, included in net income, totaled R$11,050 thousand for the six-month period ended December 31, 2009. Those statements were audited by other auditors, whose report included an explanatory paragraph stating that in accordance with Circular No. 3,017 of Banco Central do Brasil (“BACEN”), no comparative financial information was presented as of and for the year ended December 31, 2008 as a result of the corporate restructuring and, that the corporate restructuring, which occurred on December 31, 2009, is in the process of approval by the BACEN, has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for BINV, is based solely on the report of the other auditors.

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

3.        The consolidated financial statements do not include the comparative consolidated statements of comprehensive income/loss, changes in shareholders’ equity and cash flows for the six-month period ended December 31, 2008. Therefore, the consolidated financial statements do not constitute a complete set of financial statements under the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte Touche Tohmatsu

4.        In our opinion, based on our audits and the report of the other auditors, and except for the omission of the consolidated statements of comprehensive income/loss, changes in shareholders’ equity and cash flows for the six-month period ended December 31, 2008, as described in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the consolidated results of its operations, changes in shareholders’ equity and its cash flows of the Company and its subsidiaries for the six-month period ended December 31, 2009, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

5.        The consolidated financial statements of the Company and its subsidiaries have been prepared for purposes of consolidation by Companhia Brasileira de Distribuição S.A. as it relates to the annual report on Form 20-F of Companhia Brasileira de Distribuição S.A.

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

June 28, 2010