Form 20-F
period 2012-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2013-04-26
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14626

________________________________________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY

(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

________________________________________________

Christophe Hidalgo, Chief Financial Officer

Phone:  +55 11 3886-0421 Fax:  +55 11 3884-2677

gpari@grupopaodeacucar.com.br

Avenida Brigadeiro Luiz Antonio, 3,142

01402-901 São Paulo, SP, Brazil

(Address of principal executive offices)

________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange**
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share	New York Stock Exchange

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

 163,771,484 Preferred Shares, no par value per share

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

☐ Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

☐ Yes ☒  No

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our” and “Company” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise, (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value.  All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon.

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

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts in respect of the year ended December 31, 2012 was R$2.044 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2012, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.  See “Item 3A.  Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D.  Risk Factors,” “Item 4B.  Business Overview” and “Item 5.  Operating and Financial Review and Prospects.”  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3A.            Selected Financial Data

We present in this section summary financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 included in this annual report and prepared in accordance with IFRS.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2012, of R$2.044 to US$1.00 (subject to rounding adjustments).

	As of and for the Year Ended December 31,
	2008	2009(1)	2010(2)	2011	2012	2012
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Statement of income data

Net sales revenue	18,032.0	23,192.8	32,091.7	46,594.5	50,924.4	24,914.1
Cost of sales	(13,279.5)	(17,493.8)	(24,241.5)	(33,933.0)	(37,120.7)	(18,160.8)
Gross profit	4,752.5	5,699.0	7,850.2	12,661.5	13,803.7	6,753.3
Selling, general and administrative expenses	(3,470.1)	(4,212.1)	(5,817.2)	(9,619.7)	(10,114.0)	(4,948.1)
Depreciation and amortization	(442.7)	(459.9)	(446.1)	(680.5)	(798.4)	(390.6)
Other operating expenses, net	(19.1)	(77.9)	(127.9)	(258.7)	(33.0)	(16.1)
Operating profit	820.6	949.1	1,459.0	2,102.6	2,858.3	1,398.5
Financial income	292.1	246.7	331.7	593.3	593.3	290.3
Financial expense	(623.7)	(501.2)	(1,154.7)	(1,926.0)	(1,786.2)	(873.9)
Share of profit in an associate	(0.5)	5.4	34.5	34.8	10.8	5.3
Income before income and social contribution taxes	488.5	700.0	670.5	804.7	1,676.2	820.2
Income and social contribution taxes	(147.2)	(94.0)	(84.5)	(85.0)	(519.8)	(254.4)

Net income and comprehensive income	341.3	606.0	585.9	719.7	1,156.4	566.0
Attributable to equity holders of the parent.	341.3	609.3	618.5	718.2	1,051.2	514.2
Attributable to noncontrolling interest	0.0	(3.4)	(32.6)	1.4	105.2	51.5

Basic earnings per shares
Common	1.39	2.34	2.27	2.61	3.78	1.85
Preferred	1.54	2.59	2.50	2.87	4.15	2.03
Diluted earnings per shares
Common	1.39	2.34	2.27	2.61	3.78	1.85
Preferred	1.49	2.50	2.48	2.85	4.12	2.02

Basic earnings per ADS	1.54	2.59	2.50	2.87	4.15	2.03
Diluted earnings per ADS	1.49	2.50	2.48	2.85	4.12	2.02

Weighted average number of shares outstanding (in
thousands)
Common	99,680	99,680	99,680	99,680	99,680	99,680
Preferred	132,170	145,442	156,873	159,775	162,417	162,417

	As of and for the Year Ended December 31,
	2008	2009(1)	2010(2)	2011	2012	2012
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Total	231,850	245,122	256,553	259,455	262,097	262,097

Dividends declared and interest on equity per share
Common	0.25	0.53	0.63	0.62	0.59	0.29
Preferred	0.28	0.60	0.69	0.68	0.65	0.32
Dividends declared and interest on shareholders’ equity per ADS(3)	0.28	0.60	0.69	0.68	0.65	0.32

Balance sheet data

Cash and cash equivalents	1,623.5	2,341.9	3,818.0	4,970.0	7,086.3	3,466.9
Property and equipment, net	4,867.0	5,356.6	6,794.3	7,358.3	8,114,5	3,969.9
Total assets	13,718.6	18,574.1	29,772.3	33,769.0	35,396.2	17,317.1
Short-term debt (including current portion of long-
term debt	334.6	687.6	2,915.1	4,917.5	4,211.1	2,060.3
Long-term debt	3,092.6	3,582.6	5,591.9	6,240.9	6,281.1	3,072.9
Shareholders’ equity	5,454.2	6,656.7	9,500.6	10,094.4	11,068.0	5,414.9
Share capital	4,450.7	5,374.8	5,579.3	6,129.4	6,710.0	3,282.8

Other financial information

Net cash provided by (used in):
Operating activities	1,256.0	1,842.8	361.4	1,128.1	5,299.3	2,592.6
Investing activities	(484.7)	(1,636.7)	(1,399.4)	(1,356.4)	(1,306.2)	(639.0)
Financing activities	(206.8)	512.4	2,514.1	1,380.3	(1,876.8)	(918.2)
Capital expenditures	(488.3)	(1,631.7)	(1,521.7)	(1,723.4)	(1,426.1)	(697.9)

____________

(1)   Includes the result of operations of Via Varejo S.A. (formerly Globex Utilidades S.A.), or “Viavarejo,” which operates under the brand name Pontofrio as from July 1, 2009.

(2)   Includes the results of operations of Nova Casa Bahia S.A., or Nova Casa Bahia, which operates under the brand name Casas Bahia as from November 1, 2010.

(3)   Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A.  Consolidated Statements and Other Financial Information — Dividend Policy and Dividends.”

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
Operating Data	(millions of R$, except as indicated)			(millions of US$, except as indicated)
Employees at period end(1)	70,656	85,244	144,914	149,070	151,037	151,037

Total square meters of selling area at period end	1,360,706	1,744,653	2,811,103	2,855,851	2,962,009	2,962,009

Number of stores at period end:
Pão de Açúcar	145	145	149	159	163	163
CompreBem	165	157	-	-	-	-
Sendas	73	68	-	-	-	-
Extra Hiper	139	103	110	132	138	138
Minimercado Extra	-	52	68	72	107	107
Extra Supermercado	-	13	231	204	207	207
Extra Eletro	47	47	-	-	-	-
Assaí	28	40	57	59	61	61
Pontofrio	-	455	506	401	397	397
Casas Bahia	-	-	526	544	568	568
Nova Pontocom	-	-	-	-	-
Total number of stores at period end	597	1,080	1,647	1,571	1,641	1,641

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
Net sales revenues per employee(1):
Pão de Açúcar	229,076	262,547	287,016	288,256	243,825	119,317
CompreBem	325,737	336,011	-	-	-	-
Sendas	244,060	297,414	-	-	-	-
Extra Hiper (2)	339,614	356,092	431,185	457,355	442,813	216,693
Minimercado Extra (3)	-	N/A	N/A	270,466	195,418	95,629
Extra Supermercado(4)	-	N/A	316,028	256,486	338,644	165,718
Extra Eletro	409,722	548,748	-	-	-	-
Assaí	437,538	303,361	418,860	486,356	545,787	267,084
Pontofrio(5)	-	253,219	466,002	365,954	542,007	265,235
Casas Bahia(6)	-	-	N/A	464,689	474,760	232,327
Nova Pontocom(7)	-	-	-	-	-	-
CBD average net sales revenues per employee	297,536	315,055	382,182	393,595	445,366	217,943

Net sales revenues by store format:
Pão de Açúcar	3,378	3,802	4,287	4,740	5,161	2,526
CompreBem	2,573	2,585	-	-	-	-
Sendas	1,397	1,608	-	-	-	-
Extra Hiper (2)	9,120	10,402	11,658	12,364	13,504	6,608
Minimercado Extra (3)	-	N/A	N/A	182	241	118
Extra Supermercado(4)	-	N/A	4,597	4,390	4,381	2,144
Extra Eletro	295	386	-	-	-	-
Assaí	1,269	1,982	2,943	3,902	4,639	2,270
Pontofrio(5)	-	2,428	4,455	4,524	4,872	2,384
Casas Bahia(6)	-	-	2,448	13,304	14,566	7,128
Nova Pontocom(7)	-	-	1,704	3,189	3,409	1,668
Malls and Properties(8)	-	-	-	-	152	74
Total net sales	18,032	23,193	32,092	46,594	50,924	24,920

Average monthly net sales revenue per square meter(9):
Pão de Açúcar	1,481.1	1,637.2	1,835.1	1,944.6	2,041.7	999.1
CompreBem	1,085.4	1,148.7	-	-	-	-
Sendas	897.1	1,088.6	-	-	-	-
Extra Hiper (2)	1,025.3	1,138.0	1,219.4	1,280.0	1,310.6	641.3
Minimercado Extra (3)	-	N/A	N/A	1,027.2	1,149.4	562.5
Extra Supermercado(4)	-	N/A	1,187.5	1,331.1	1,483.5	726.0
Extra Eletro	881.1	1,154.1	-	-	-	-
Assaí	2,486.1	1,395.2	1,790.3	1,777.7	2,036.2	996.4
Pontofrio(5)	-	620.4	1,032.6	1,072.9	1,245.6	609.5
Casas Bahia(6)	-	-	N/A	1,122.2	1,193.5	584.0
Nova Pontocom(7)	-	-	-	-	-	-
CBD average monthly net sales revenue per square meter	1,104.3	1,110.1	1,287.2	1,282.8	1,377.3	674.0

Average ticket amount:
Pão de Açúcar	26.1	29.8	33.2	36.3	39.6	19.4
CompreBem	19.3	20.7	-	-	-	-
Sendas	21.9	24.2	-	-	-	-
Extra Hiper (2)	43.7	48.5	53.3	64.0	59.3	29.0
Minimercado Extra (3)	-	N/A	N/A	12.0	12.8	6.3
Extra Supermercado(4)	-	N/A	23.9	25.1	26.7	13.0
Extra Eletro	299.1	346.6	-	-	-	-
Assaí	78.9	74.5	85.0	88.6	103.6	50.7
Pontofrio(5)	-	618.4	563.9	451.2	432.6	211.7
Casas Bahia(6)	-	-	361.3	372.2	391.5	191.6
Nova Pontocom(7)	-	-	538.3	485.6	428.2	209.6
CBD average ticket amount	32.6	41.2	54.1	73.4	79.3	38.8

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012	2012

Average number of tickets per month (Brazilian reais – R$):
Pão de Açúcar	10,769,076	10,607,751	10,765,303	10,882,640	10,862,968	10,862,968
CompreBem	11,128,328	10,387,308	-	-	-	-
Sendas	5,315,750	5,537,072	-	-	-	-
Extra Hiper (2)	17,406,079	17,886,223	18,237,819	18,025,561	18,966,815	18,966,815
Minimercado Extra (3)	-	N/A	N/A	1,355,022	1,563,405	1,563,405
Extra Supermercado(4)		N/A	16,026,255	14,588,413	13,693,582	13,693,582
Extra Eletro	82,185	92,908	-	-	-	-
Assaí	1,340,148	2,218,159	2,885,286	3,671,405	3,732,878	3,732,878
Pontofrio(5)	-	333,487	658,275	835,446	938,511	938,511
Casas Bahia(6	-	-	564,626	2,978,613	3,100,208	3,100,208
Nova Pontocom(7)	-	-	263,747	547,328	663,300	663,300
CBD average number of tickets per month	46,041,566	47,062,907	49,401,310	52,884,427	53,521,666	53,521,666

____________

(1) Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2) In 2009, includes the results of operations of Extra Hiper stores, Extra Supermercado stores and Minimercado Extra stores. In 2010, includes the results of operations of Extra Hiper stores and Minimercado Extra stores.

(3) In 2009 and 2010, the results of operations of Minimercado Extra are included in Extra Hiper banner.

(4) In 2010, includes the results of operations of Sendas  and CompreBem  stores. During 2010 and 2011, we converted the Sendas  and CompreBem  stores into Extra Supermercado stores.

(5) In 2009, includes the results of operations of Pontofrio  stores and Pontofrio.com. From 2010 the results of Pontofrio.com are included in Nova Pontocom.

(6) In 2010, includes the results of operations of Casas Bahia stores as from November 1, 2010.

(7) Includes all e-commerce assets of the Company.  For further information, see “Item 4B. Business Overview — Our Company — E-commerce Operating Segment.”

(8) In 2012, R$152 million net sales revenue (R$153 gross sales) was recognized from real estate projects through a land swap. The land swap revenue is the net result of the book value of the assets swapped.

(9) Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last years experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between mid-2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 and 2012 the real depreciated and on December 31, 2012, the exchange rate was R$2.044 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2008	1.559	2.500	1.838	2.337
2009	1.702	2.421	1.994	1.741
2010	1.655	1.881	1.759	1.666
2011	1.535	1.902	1.675	1.876
2012	1.702	2.112	1.955	2.044

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
October 2012	2.022	2.038	2.030	2.031
November 2012	2.031	2.107	2.068	2.107
December 2012	2.044	2.112	2.078	2.044
January 2013	1.988	2.047	2.031	1.988
February 2013	1.957	1.989	1.973	1.975
March 2013	1.953	2.019	1.983	2.014
April 2013 (through April 17, 2013)	1.974	2.024	1.966	1.994

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

•         tax and regulatory policies; and

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

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2005 and 2012, the base interest rate (SELIC) in Brazil varied between 19.75% p.a. and 7.25% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business. We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.  Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, especially in connection with our home appliance segment, which could have a negative effect on our financial income.  Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us as our indebtedness is indexed to the interbank deposit certificate, or CDI, rate.  Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time there have been significant fluctuations in the exchange rate between the real  and the U.S. dollar and other currencies.  For example, the real  appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, as a result of the worsening global economic crisis, the real  depreciated 32% against the U.S. dollar, closing at R$2.337 to US$1.00 on December 31, 2008.  For the years ended December 31, 2009 and 2010, the real  appreciated 25.5% and 4.2%, respectively, against the U.S. dollar, closing at R$1.741 and R$1.666 to US$1.00 on December 31, 2009 and 2010, respectively.  For the years ended December 31, 2011 and 2012, the real  depreciated 12.6% and 8.9%, respectively, against the U.S. dollar, closing at R$1.876 and R$2.044 to US$1.00, respectively. The real  may substantially depreciate or appreciate against the U.S. dollar in the future.  Exchange rate instability may have a material adverse effect on us.  Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.

Developments and the perception of risk in other countries, especially in the United States, the European Union and in emerging market countries, may adversely affect our business and the market price of Brazilian securities, including the ADSs and our preferred shares.

The market price of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States and emerging market countries.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on the market price of securities of Brazilian issuers.  Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the market price of our preferred shares and the ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The global financial crisis that began during the second half of 2008 has had significant consequences, including in Brazil, such as stock and credit market volatility, credit retraction, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may adversely affect us and the market price of Brazilian securities, including the ADSs and our preferred shares.

Risks Relating to the Retail Industry and Us

We face significant competition, which may adversely affect our market share and net income.

We operate mainly in the food retail and home appliances sectors.  The food retail sector in Brazil, including the self-service wholesale segment (atacado de auto serviço) and the home appliances sector, are highly competitive in Brazil.  We face intense competition from small retailers, especially from those that operate in the informal segment of the Brazilian economy.  In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete in the food retail sector with a number of large multinational retail food and general merchandise and self-service wholesale chains, as well as local supermarkets and independent grocery stores.  In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies.  Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

In the e-commerce segment we compete with other large well established players that, similar to us, offer a wide range of products, as well as with specialized retailers that focus on one or a few products. Because barriers to entry are much lower than in traditional retail, competition in the e-commerce market in Brazil is even more intense and if we are unable to respond to changes in that market our market share and net income may be adversely affected.

Disagreements between our controlling shareholder and our principal minority shareholder could adversely affect us.

We are currently controlled by the Casino Guichard Perrachon Group, or Casino Group, through our holding company, Wilkes Participações S.A., or the Holding Company, which owns 65.6% of our voting shares and also the usufruct of 34.3% of our voting shares that are held by the Casino Group.

Between 2005 and June 2012, the Casino Group and a group composed of Mr. Abilio dos Santos Diniz and other members of the Diniz family, or Diniz Family, shared equal voting power in the Holding Company and were our co-controlling shareholders.  In June 2012, according to the terms of the Holding Company shareholders’ agreement, the Casino Group chose to elect Mr. Jean-Charles Naouri as the chairman of the board of directors of the Holding Company, which caused the so called co-control rearrangement, as provided for in the Holding Company shareholders’ agreement, and since then the Casino Group, as per Brazilian Corporate Law, is our sole controlling shareholder inasmuch as it has the right to elect the majority of the members of both our board of directors and the Holding Company’s and to direct our business. Accordingly, the Casino Group has elected the majority of the members of the board of directors of the Holding Company on July 2, 2012, and the majority of the members of our Board of Directors on June 22, 2012.  In addition, by means of the exercise of a put option by the Diniz Family, the Casino Group became the largest voting shareholder of our Holding Company.  Pursuant to the terms of the Holding Company shareholders’ agreement, the Diniz Family is entitled to certain veto rights and other minority shareholder rights for as long as it holds at least 10% of the Holding Company voting shares and Mr. Abilio dos Santos Diniz, who has been our chairman since 2003, has the right to maintain this position for as long as he is mentally and physically fit for the functions and we have a good performance track record. For further information on the terms of the Holding Company shareholders’ agreement, see “Item 7A.  Major Shareholders – Shareholders’ Agreements and Conditional Put Option Agreement.”

Since mid 2011, there have been disagreements between the Casino Group and the Diniz Family. On May 30, 2011, the Casino Group filed a request for arbitration under the International Chamber of Commerce rules, or the ICC rules, against Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda. On July 1, 2011, the Casino Group filed another request for arbitration under the ICC rules, naming as respondents all the parties listed above and us.  The two arbitrations were consolidated into a single proceeding and a three-member arbitral tribunal constituted to decide the dispute. On April 5, 2013, the arbitral tribunal dismissed us from the arbitration. However, on December 12, 2012 the Diniz Family filed a request for arbitration under the ICC rules against the Casino Group. The arbitration proceedings are subject to confidentiality provisions and aim at ensuring compliance with the terms of the shareholders’ agreements entered into by and between the Casino Group and the Diniz Family.  We cannot predict the effects of the dispute on us.

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

We are subject to a number of different national, state and municipal laws and regulations relating to the preservation and protection of the environment, especially in relation to our gas stations.  Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas.  We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers.  Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused.  We cannot ensure that these laws and regulations will not become stricter.  In this case, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations.  Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us and the trading price of the ADSs and our preferred shares.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all.

Most of our stores are leased.  The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in case a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all.  In addition, as per applicable law, landlords may increase rent periodically, usually every three years.  A significant increase in the rent of our leased properties may adversely affect us.

We face risks related to our distribution centers.

Approximately 85% of our products are distributed through our 55 distribution centers located in the southern, southeastern, mid-western and northeastern regions of Brazil.  If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us.  Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores.  Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

We are exposed to risks related to customer financing and loans.

We have a financial partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, through which we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers credit cards, financial services and insurance at our stores.  In addition, installment sales are widely used in the Brazilian home appliance market. We extend credit to our customers to finance their purchases in certain circumstances, specifically in our Casas Bahia stores. We are subject to the risks normally associated with providing these types of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to our customers, which could have a material adverse effect on us.

The retail segment is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the retail segment has experienced periods of economic slowdown that led to declines in consumer expenditures.  The success of operations in the home appliances retail sector depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels.  Reductions in credit availability and more stringent credit policies by us and credit card companies may negatively affect our sales, especially in the home appliance segment. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and more susceptibility to increases in the unemployment rate.  These conditions may cause a material adverse effect on us.

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

One of the main e-commerce issues is the safe transmission of confidential information of our customers on our servers and the safe data storage on systems that are connected to our servers.  We depend on encryption and authentication technologies of third parties to safely transmit confidential information.  Technological advances, new encryption techniques and other developments may result in technological failures related to protection of personal data provided by customers during purchasing.  Security breaches by third parties of our computer systems and unauthorized disclosure or use of confidential information of our customers may expose us to claims for fraudulent use of this information, loss of reputation and judicial claims with potentially high liability, which could cause a material adverse effect on us.

We depend on the transportation system and infrastructure to deliver our products to our stores.

Products destined for all of our stores are distributed through our distribution centers located in 14 Brazilian states. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.  Any significant interruptions or reduction in the use of transportation infrastructure or in their operations in the cities where our distribution centers are located as a result of natural disasters, fire, accidents, systemic failures or other unexpected causes may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Financial institutions in Brazil, including FIC, are subject to changing regulation by the Central Bank.

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

We may not be able to adapt to changing consumer habits.

We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. If we are unable to adapt our store format mix or layout, identify locations and open stores in preferred areas, quickly adjust our product mix or prices under each of our banners and segments or otherwise adjust to changing consumer preferences our business and results of operation could be materially adversely affected.

Our controlling shareholder has the ability to direct our business and affairs.

Our controlling shareholder has the power to, among other things, appoint the majority of the members to our board of directors, who, in turn, appoint our executive officers; determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Brazilian corporate law; determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; deliberate on related party transactions and enter into new partnerships; and deliberate on financings and similar transactions. Our controlling shareholder may prevail over our other shareholders or holders of ADSs. For a description of our ownership structure, see “Item 7A.  Major Shareholders.”

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  In addition, we may issue a substantial number of preferred shares as consideration for future acquisitions and we may choose not to extend preemptive rights to holders of ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  The top 10 stocks in terms of trading volume accounted for approximately 49%, 47% and 43% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores,  Mercadorias e Futuros), or BM&FBOVESPA, in 2010, 2011 and 2012, respectively.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

ITEM 4.    INFORMATION ON THE COMPANY

4A.            History and Development of the Company

We were incorporated in Brazil under Brazilian law on November 10, 1981 as Companhia Brasileira de Distribuição.  Our principal executive offices are located at Avenida Brigadeiro Luis Antonio, 3,142, São Paulo, SP, Brazil (telephone: +55-11-3886-0421).  Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

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

In order to implement that strategy and to increase our market share, between 1981 and 2003 we acquired important supermarket chains such as Coopercitrus, Lourenção, Barateiro, Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados, Sendas  and small chains, such as São Luiz, Nagumo  and Rosado. These chains were later and gradually converted into our current banners.

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco.  FIC exclusively offers credit cards, financial services and insurance at our stores.  For further information on FIC, see “Item 4B.  Business Overview — FIC and Investcred.”

In 2007, we acquired a 60% ownership interest in the Assaí chain.  This acquisition enabled us to enter the self‑service wholesale segment in the State of São Paulo. In 2008, we started self-service wholesale operations in the State of Rio de Janeiro through Xantocarpa, a company that assumed the operation of three Sendas stores, which were converted into Assaí stores. In July 2009, we purchased the remaining 40% interest in Assaí  and became owners of 100% of the chain.

In July 2009, we purchased a 70.2% ownership interest in Viavarejo (formerly Globex), a company which operates in the home appliances sector under the brand name Pontofrio.  In this annual report, the term “home appliances” refers to sale of durable goods, i.e., electronics, furniture and other items for the home.  In a tender offer triggered by the acquisition, our Company increased its ownership interest in Viavarejo to 98.8%.

In 2010, we consolidated our leading position in the retail segment in Brazil and we believe we became the largest home appliance retailer in the country as a result of the association with the partners of Casa Bahia Comercial Ltda., a Brazilian home appliances retailer which operates under the brand name Casas Bahia.  Pursuant to the association agreement, by means of a corporate reorganization, we and the partners of Casa Bahia Comercial Ltda. merged our respective businesses in the home appliances and e-commerce segments under Viavarejo. As a result we now own 52.4% of Viavarejo.

In April 2013, we and Viavarejo entered into a term of undertaking (Termo de Compromisso de Desempenho), or TCD, with the Administrative Council for Economic Defense, or CADE, for the approval of the association agreement between CBD and Casa Bahia Comercial Ltda.

Our main undertaking under the TCD is to divest 74 stores, distributed across in 54 cities and seven states, representing approximately 3% of Viavarejo’s consolidated gross sales in 2012.

The approval of the association terminates the obligations assumed by us, Casa Bahia Comercial Ltda. and Viavarejo under the provisional agreement (Acordo de Preservação de Reversibilidade da Operação – APRO) entered into with CADE on February 3, 2010, allowing Viavarejo to capture all the synergies deriving from the association.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$4,671.2 in our operations in the three years ended December 31, 2012. Our capital expenditure and investment plan for 2013 contemplates capital expenditures and investments for 2013 in the total amount of up to R$2.0 billion relating to (i) the opening of new stores, purchase of real estate and conversion of stores, (ii) the renovation of existing stores, and (iii) improvements to information technology, logistic and other infrastructure‑related capital expenditures and investments. The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations. Our investments in the last three years have included:

Opening of new stores and purchases of real estate – In the food retail sector, we seek real estate properties to open new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 184 new stores from 2010 through 2012, including those in the food retail sector and those in the home appliances retail sector. The total cost of opening these new stores and the purchase of real estate from 2010 through 2012 was R$1,110.1 million.

Acquisition of retail chains – We have paid an aggregate of R$803.1 million from 2010 through 2012 for the acquisition of interests in Globex, Sendas, Barcelona, Assaí and Rede Duque.

Renovation of existing stores – We usually remodel a number of our stores every year.  Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems. The total cost of renovating stores from 2010 through 2012 was R$1,963.4 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  We have made significant investments in information technology in an aggregate amount of R$520.0 million from 2010 through 2012.  For more information on our information technology, see “Item 4B.  Business Overview—Technology.”

Expansion of distribution facilities – Since 2009, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba. The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have capitalized an aggregate of R$274.6 million on our distribution facilities from 2010 through 2012.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
	(in millions of R$)
Opening of new stores	335.3	391.5	285.6
Purchases of real estate	0.5	0.2	97.0
Acquisition of retail chains	225.2	460.7	117.2
Renovation of existing sotres	778.9	620.6	563.9
Information technology	136.4	130.1	253.5
Distribution centers	45.4	120.3	108.9

Total	1,521.7	1,723.4	1,426.1

When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred. Leasehold improvements are amortized using the shorter of the lease term and the useful life of the assets.

4B.            Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.7% of Brazil’s GDP (gross domestic product) in 2012.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of approximately R$250 billion in 2012, representing an 11.03% increase compared with 2011.

The Brazilian retail food industry is highly fragmented.  Despite consolidation within the industry, according to ABRAS, the three largest supermarket chains represented approximately 45.9% of the retail food industry in 2012, as compared to 46.8% in 2011.  Our consolidated gross sales represented 22.9% of the gross sales of the entire retail food industry in 2012, also according to ABRAS.

The self-service wholesale segment (atacado de auto serviço) was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale. According to the Brazilian Wholesalers Association (Associação Brasileira de Atacadistas e Distribuidores de Produtos Industrializados), or ABAD, this segment in Brazil had gross revenues of R$164.5 billion in 2011, representing an 8.8% increase compared with 2010.

According to data published in February 2013 by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the volume of sales in the food retail sector increased by 8.4% in 2012 compared to 2011. This data mainly reflects the increase in the Brazilian population’s purchasing power, mostly driven by the rise in the salaries and number of people employed.

According to the IBGE, the volume of sales in furniture and house appliances sector in Brazil increased 12.3% in relation to the previous year.  This performance occurred due to the maintenance of the employment and income growth and credit availability, as well as price reduction, mostly in house appliances, stimulated by the Federal VAT (IPI) reduction imposed by the government since December 2011 to the “white goods” segment and, starting in March 2012, to furniture.

According to the IBGE, the total population of Brazil was approximately 193.9 million in 2012, a 14.2% growth since 2000. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE estimate for 2012, the city of São Paulo has a population of approximately 11.4 million and the city of Rio de Janeiro has a population of approximately 6.4 million. These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 42 million, representing 21.6% of the Brazilian population and is our largest consumer market. The State of Rio de Janeiro is our second largest consumer market.

According to Fundação Getúlio Vargas, or FGV, per capita income in Brazil increased approximately 2.7%, in real terms, during the 12-month period ended January 2012. During the same period, poverty decreased 7.9%. The study projects that the A and B social-economic classes (upper income) are likely to grow 29.3% until 2014, while the C (middle class) is expected to grow by 11.9%.

According to FGV, the social inequality index (Gini) in Brazil has decreased for the 12th consecutive year, in January 2012 reaching the lowest level since the 1960’s (0.5190). During the past 10 years, income for the poorest 50% in Brazil increased 68%, while it increased only 10% for the richest 10%.

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

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population.  The Brazilian monthly minimum wage increased 9.0% from R$622.00 in January 2012 to R$678.00 in January 2013. Our management believes based on internal data for the years immediately following the introduction of the real, that even small purchasing power increments generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium-priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

We are the largest retailer in Brazil, with a market share of approximately 22.9%, according to ABRAS. As of December 31, 2012, our total gross sales, including the food and non-food retail segments, totaled R$57,234 million. On the same date, we operated 1,641 stores, 84 gas stations and 157 drugstores in 19 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 55 distribution centers located in 13 Brazilian states and the Federal District.

We classify our various business segments into four operating segments as follows:

•         Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Extra Supermercado, (ii) hypermarkets through the banner Extra Hiper and (iii) neighborhood stores through the banner Minimercado Extra. The food retail segment also includes GPA Malls & Properties transactions.

Food products include non-perishable food products, beverages, fruit, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products, and personal care products.  In some cases, these goods are sold in the form of private label products at our food retail stores.  We also sell non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mattresses, pet products, gardening and also electronics products, such as personal computers, software, computer accessories, and sound and image systems.  Some of the products listed above are also offered in the form of our private label products.  We also sell our products in the food retail segment through our websites www.paodeacucar.com.br and www.extra.com.br.

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

•         Self-service wholesale segment, which consists of sales of food and some non-food products to resellers, intermediate consumers and retail customers through the Assaí banner.

•         Home appliances segment, which consists of sales of durable goods, i.e., electronics, home appliances, furniture and other items for the home, and the provision of products and services, such as specialized and convenient sales and after-sales service through Casas Bahia and Pontofrio stores.

•         E-commerce segment, which consists of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, wholesale activities and E‑Hub, owned by Nova Pontocom Comércio Eletrônico S.A., or Nova Pontocom, and its subsidiaries.

Segment Revenue and Income Distribution

The table below shows our gross and net revenues from our operating segments and their participation in our net revenues.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2012
Operating segment	Gross Revenues from the Segment (in millions of R$)	Percentage of Total Net Revenues	Net Revenues from the Segment (in millions of R$)	Percentage of Total Net Revenues
Food retail	26,016.9	45.5%	23,439.0	46.0%
Self-service wholesale	5,080.1	8.9%	4,639.2	9.1%
Home appliances	22,387.0	39.1%	19,437.7	38.2%
E-commerce	3,749.7	6.6%	3,408.5	6.7%
Consolidated	57,233.7	100.0%	50,924.5	100.0%

The table below shows the net profit from each of the operating segments and their participation in our net income.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2012
Operating segment	Net Profit from the Segment (in millions of R$)	Percentage of Total Net Income
Food retail	773.5	66.9%
Self-service wholesale	60.8	5.3%
Home appliances	319.3	27.6%
E-commerce	2.9	0.3%
Consolidated	1,156.4	100.0%

For more information about our revenues and net income from our operating segments, see “Item 5A. Operating Results—Results of Operations for 2012, 2011 and 2010.”

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super(1)	Mini-mercado Extra	Assaí	Pontofrio(2)	Casas Bahia	Total
As of December 31, 2009	146	103	238	52	40	502	-	1,081
During 2010
Opened	1	8	2	23	13	8	-	55
Closed	-	(1)	(2)	(7)	-	(4)	-	(14)
Transferred (from)/to	3	-	(7)	-	4	-	-	-
Acquired	-	-	-	-	-	-	526	526
As of December 31, 2010	150	110	231	68	57	506	526	1,648
During 2011
Opened	3	3	1	6	2	6	20	41
Closed	-	-	(2)	(2)	-	(111)	(2)	(117)
Transferred (from)/to	7	19	(26)	-	-	-	-	-
Acquired	-	-	-	-	-	-	-	-
As of December 31, 2011	160	132	204	72	59	401	544	1,572
During 2012
Opened	4	6	3	39	3	8	25	88
Closed	(1)	-	-	(4)	(1)	(12)	(1)	(19)
Transferred (from)/to
Acquired	-	-	-	-	-	-	-	-
As of December 31, 2012(3)	163	138	207	107	61	397	568	1,641

____________

(1) In 2009, the Sendas  and CompreBem  stores were included in Extra Supermercado stores. During 2010 and 2011, we converted the Sendas  and CompreBem  stores into other formats.

(2) In 2009, the Extra Eletro stores were included in Pontofrio  stores. During 2010, we converted the Extra Eletro into Pontofrio  stores.

(3) Excludes 84 gas stations and 157 drugstores.

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, which consists of the states of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo. The Southeast region accounted for 84.2% of the Company’s consolidated net revenue for the year ended December 31, 2012, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net sales for the year ended December 31, 2012. In addition, none of these regions represents individually more than 7.4% of the consolidated net sales.

The following table sets forth the number of our stores by region as of December 31, 2012:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	59	45	19	4	22	14
Extra Hiper	28	46	24	7	20	13
Extra Supermercado	69	84	46	-	8	-
Minimercado Extra	89	18	-	-	-	-
Assaí	19	22	10	-	7	3
Pontofrio	50	97	93	125	-	32
Casas Bahia	87	181	98	102	51	49
Total (5)	401	493	290	238	108	111

____________

(1)   Consists of stores in 121 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Espírito Santo, Minas Gerais, Paraná, Rio Grande do Sul and Santa Catarina.

(3)   This area comprises the states of Alagoas, Bahia, Ceará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and Tocantins.

(4)   This area comprises the states of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

(5)   Excludes 84 gas stations and 157 drugstores.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats as of December 31, 2012:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues
Pão de Açúcar	Supermarket	163	213,560	1,310	21,166	10.2%
Extra Hiper	Hypermarket	138	883,243	6,400	30,496	26.6%
Minimercado Extra	Neighborhood store	107	26,308	246	1,234	0.5%
Extra Supermercado	Supermarket	207	248,188	1,199	12,936	8.6%
Assaí	Self-service wholesale	61	196,795	3,226	8,500	9.1%
Pontofrio	Home appliances store	397	341,610	860	8,969	9.6%
Casas Bahia	Home appliances store	568	1,052,304	1,853	30,680	28.7%
Nova Pontocom (2)	E-commerce	-	-	-	-	6.7%
Head office & distribution center		55	-	-	37,036	-
Total(3)		1,641	2,962,009	1,805	151,037	100.0%

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)    Nova Pontocom’s employees are included in Head office & distribution center.

(3)   Excludes 84 gas stations and 157 drugstores.

For a detailed description of net sales revenue for each of our store formats, see “Item 5A.  Operating Results.”

Food Retail Operating Segment

Pão de Açúcar Stores

Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo metropolitan area).  We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce.  The Pão de Açúcar stores target the Brazilian class A and class B household consumers.  The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service, with an average selling area of 1,310 square meters as of December 31, 2102. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.  Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

As of December 31, 2012, we had 163  Pão de Açúcar stores.  The Pão de Açúcar stores have an average of 1,310 square meters of selling space.  Food products represented 93.5% of gross sales revenue attributable to Pão de Açúcar in 2012 and non-food products represented 6.5%.

The Pão de Açúcar banner recorded gross sales of R$5,741 million in 2012, representing an increase of 8.7% relative to 2011. This increase was mainly a result of our expansion (four new stores were opened), as well as growth in certain categories, such as general merchandise and perishables, particularly sea food.

Extra Hiper Stores

Extra Hiper  stores are our largest stores.  We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra Hiper stores offer the widest assortment of products of any of our store formats and had an average selling area of 6,400 square meters as of December 31, 2012.  The Extra Hiper stores target the Brazilian classes B, C, D and E classes. As of December 31, 2012, we had 138 Extra Hiper stores.  The sale of food products and non-food products represented 62.5% and 37.5% of Extra Hiper’s gross sales in 2012, respectively.

Gross sales of the Extra Hiper banner in 2012 reached R$15,076.7 million, an 8.9% increase compared to 2011. This increase was mainly due to our expansion (six new Extra Hiper stores were opened in 2012), as well as to better assortment of products.

Extra Supermercado Stores

As of December 31, 2012, we operated 207 Extra Supermercado stores.  Our Extra Supermercado banner is characterized by stores with an average sales area of 1,199 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores are complete neighborhood supermarkets with exceptional meat and bakery products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment with exemplary customer service.  The sale of food products and non-food products represented 91.6% and 8.4%, respectively, of Extra Supermercado’s gross sales in 2012.

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

Gross sales of the Extra Supermercado format in 2012 reached R$4,788, a 0.8% decrease compared to 2011. This decrease was mainly due to the conversion of 26 stores in 2011 from the supermarket format into Extra Hiper and Pão de Açúcar stores.

Minimercado Extra Stores

In 2011, we began to re-brand this banner to Minimercado Extra (Extra Minimarket), keeping our “umbrella brand” in the name, but specifically emphasizing the neighborhood concept behind these stores. Through this process, the model was improved with some changes to the products and services mix, including a larger offer of customized services on perishable goods such as bakery products, sliced cheese/meat and butchery products. The mean sales area also increased to 246 square meters, with more check-outs and employees. These changes are a response to consumer demand, specifically the demand for healthier food, comfort and convenience. The sale of food products and non-food products represented 95.5% and 4.5%, respectively, of Minimercado Extra’s gross sales in 2012.

Gross sales of the Minimercado Extra banner in 2012 reached R$258 million, a 32.4% increase compared to 2011, mainly due to our expansion (we opened 39 new stores in 2012), bringing the total of Minimercado Extra stores to 107 units as of December 31, 2012. We expect to continue growing this banner in the next couple of years.

Gas Stations

As of December 31, 2012, we operated 84 gas stations.  The vast majority of our gas stations are located within the parking area of certain of our stores, mainly in Extra Hiper stores. The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.  We expect to increase the number of gas station units, especially in connection with the Extra and Assaí banners, and increase synergies with drugstores and Minimercado Extra stores. We opened six new stores in 2012.

Drugstores

As of December 31, 2012, we operated 157 units in 17 states and in the Federal District. Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores. We opened ten new drugstores in 2012.

Food Delivery

 Our food delivery has become another sales channel of the Company, including Pão de Açúcar Delivery, or PA Delivery, and the Extra Delivery, launched in 2012. We have consolidated our leadership in food e-commerce through our food delivery formats. Using our food delivery formats, our customers can order their products online and receive them at home (within 24 hours for conventional delivery, or 4 hours for express delivery).

On December 31, 2012, we operated six PA Delivery units (conventional delivery) in Brazil, two of which are located in the Greater São Paulo area and the others of which are located in Rio de Janeiro, Brasilia, Curitiba and Fortaleza. We operated sixteen PA Express Delivery units, twelve of which are located in the Greater São Paulo area and four of which are located in the countryside of São Paulo state.

In the Extra Delivery (conventional delivery) we operated three units, two of which are located in São Paulo and one of which is located in Rio de Janeiro. We operated one Extra Express Delivery unit, located in the Greater São Paulo area.

Self-Service Wholesale Operating Segment

Assaí Stores

The self-service wholesaler Assaí has been operating in the self-service wholesale segment for 40 years. In 2012, the format continued to undergo some changes as a result of a strategic decision to focus more on food distributors and processors, which led to a move to larger stores (from an average sales area of approximately 3,100 square meters in 2011 to new stores larger than 5,000 square meters opened in 2012) with a more robust layout, a reduced and more profitable product mix and certain other operational efficiencies, including greater use of technology, generating scale gains and permitting more advantageous negotiations with suppliers. We also introduced dual pricing, through which products our offered both at a standard price for unitary purchase and at a lower price per unit for higher quantity purchases.

In 2012, we opened three new Assaí stores, all with the new format, for a total of 61 stores as of December 31, 2012, and we expect to continue growing this segment in the next couple of years. In 2012, the Assaí banner recorded gross sales of R$5,080, an increase of 18.5% compared to 2011.

Home Appliances Operating Segment

Pontofrio Stores

Our Pontofrio stores are specialized in home appliances such as consumer electronics.  As of December 31, 2012, we operated 397 Pontofrio stores as a result of our acquisition of Globex (now called Viavarejo) in July of 2009.  In 2012, Pontofrio stores had gross sales of R$5,561 million.

Our Pontofrio stores target middle- and higher-income customers and our strategy is to open more stores in shopping malls focused on the A and B classes (higher income). We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties.

Casas Bahia Stores

Our Casas Bahia stores are specialized in furniture and home appliances.  As of December 31, 2012, we operated 568 stores as a result of the association with Casa Bahia Comercial Ltda. In 2012, Casas Bahia stores’ gross sales totaled R$16,825 million.

Our Casas Bahia stores target middle- and lower-income customers (B and C classes), who are attracted by flexible payment alternatives, including installment plans. Casas Bahia stores are generally larger than Pontofrio  stores. Our Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

E-commerce Operating Segment

In line with our strategy of expanding our share of the sales of home appliances through e-commerce, in 2010 we consolidated our e-commerce operations by creating a new company called Nova Pontocom.  This segment consists of remote sales of a broad product mix through the websites: Extra.com.br, PontoFrio.com.br  and CasasBahia.com.br.

In addition, we have begun to offer a marketplace e-commerce solution, E-hub, to provide our customers the possibility of purchasing products from a large number of partners through a single purchase experience from our websites. We also seek to offer other e-commerce related services, such as E-plataforma, our e-commerce solution that we sell to specialized retailers, and B2B solutions. In 2012, we launched PartiuViagens.com, an online travel agency that focuses especially on travel packages, a higher value added product as compared to current players, who mostly focus on sales of airline tickets. We also launched Barateiro.com, a website dedicated to selling phased-out products and products with small flaws.

In 2012, the e-commerce segment’s gross sales totaled R$3,750 million. Nova Pontocom currently has a market share of slightly less than 20% of the Brazilian e-commerce market, as measured by e-Bit, and is the second largest e-commerce company in Brazil.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season.  Sales revenues in December are typically 40% above the average sales revenues in the other months.  We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday where we offer specialized products for the occasion as well as in Soccer World Cup years where some of our products show an increase in sales.

Seasonality relating to the availability of some of our products (such as fruits and vegetables) does not affect our results due to the large and diverse selection of products we offer our customers.

Our Products

Our products in the food retail sector are mostly ready-for-sale products that we purchase and resell to our end‑user consumers.  Only a portion of our products are produced at our stores, which are based on formulations prepared by our technical team for development of perishables.  In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured and/or handled at our stores are:  (i) fruits and vegetables, cut or packaged at our stores; (ii) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (iii) ready-to-eat meals sold at our deli counters; and (iv) bread, cakes and sweets made at the bakeries located within our stores.

We do not manufacture the products sold under our own exclusive brands.  These products are manufactured by suppliers who are carefully selected by us, after we have thoroughly evaluated the quality of their service and their capacity to meet our demand.  The development of products carrying our private label is guided by a detailed process aimed at standardizing our products and ensuring the products’ manufacturing and launch within the commercial and strategic targets of our brands and compliance with our quality standards, involving various areas of our Company.

In the home appliances retail sector all our products are ready-for-sale products that we purchase and resell to our end-user consumers. We generally do not sell products in the home appliances segment under our own brands, but we offer value-added services, such as extended warranties.

Suppliers

The purchasing of products for our Pão de Açúcar, Extra Hiper, Extra Supermercado, Minimercado Extra and Assaí stores is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unaffiliated suppliers.  As a result, we are not dependent on any single supplier.

The purchasing of products for our Pontofrio  and Casas Bahia stores and for our e-commerce operating segment is separate and we purchase from a small number of suppliers, mostly Brazilian. We do not depend on any single supplier in our home appliance and e-commerce segments. In 2012, our largest supplier in the home appliance and e-commerce segments represented 14.0% and 19.4% of our respective sales and the ten largest suppliers in these segments represented 63.0% and 58.1% of our respective sales.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 55 distribution centers (including those of Viavarejo) strategically located in 13 Brazilian states and the Federal District with a total storage capacity of approximately 1.52 million square meters.   The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2012, we focused on applying a new supply synergy concept to our logistics network and, therefore, sharing the use of physical areas between our different businesses in lower density regions, addressing the specificities of each business with increased focus on reducing losses and working capital through the full implementation of demand planning processes under the Oracle retail platform. In 2013, our strategy is to (i) apply a new supply solution to avoid the increase in freight costs in cities that have imposed circulation restrictions to medium- and large-sized trucks, such as “U.L.A” (Advanced Logistic Units) that are located close to smaller format stores to reduce the “last mile” cost; (ii) increase the automation of our facilities with Picking by Voice, Put to Light and RFID pilot to control logistic assets; and (iii) review organization and processes to meet the needs of all banners and business units to increase the response speed to meet the singularities of each banner while maintaining and using synergy opportunities by sharing physical areas, distribution costs and working capital.

Eight years ago we initiated the Top Log program to certify our suppliers who employ the best policies and practices in logistics and supply ascertained during the year.  In 2012, 147 suppliers participated in the Top Log Program, and were evaluated with respect to their service level, suitability to the client and integration. This program has led to several efficiency gains and better interaction between our logistics and that of our suppliers.

Our logistics and distribution processes are organized in accordance with the products and services sold under our banners.  Accordingly, our distribution processes are guided by the following procedures:

Stores, Supermarkets and Hypermarkets

As of December 31, 2012, the logistic process to supply our stores, supermarkets, hypermarkets and our self‑service wholesale operation, excluding drugstores and gas stations, included 24 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 502,124 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2012, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was 85% excluding our self‑service wholesale operation. Including our self-service wholesale operation, our centralization rate was 76%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.”  As of December 31, 2012, 15% of our stores sales, excluding our self-service wholesale operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines. Including our self-service wholesale operation, 24% of our stores’ sales corresponded to “Direct Delivery” products.

Electronic Products and Home Appliances – Casas Bahia and Pontofrio Stores

The logistics process associated with our Casas Bahia and Pontofrio  stores involves an analysis of forecast sales, which we use to submit orders to our suppliers.  Once these orders are issued, the delivery of products is managed by Viavarejo’s supply chain area, which analyzes inventory levels, sales estimates by store and other variables, and schedules the delivery of the requested products with our suppliers.  The products are delivered and distributed among Viavarejo’s distribution centers, which as of December 31, 2012 totaled 23 distribution centers located in 13 Brazilian states (São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Bahia, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Santa Catarina, Ceará, Rio Grande do Sul and the Federal District), corresponding to an 898,745 square meter area.

Delivery

Our PA Delivery and Extra Delivery e-commerce operations share the same inventories with our stores and are strategically located to take advantage of a larger delivery area and to optimize logistics.

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

Drugstores

Our drugstores are supplied with medications and other products, such as cosmetics. The logistics system varies between centralized deliveries through our warehouses and decentralized deliveries. We have supply agreements with the main pharmaceutical distributors in the country, as well as regional distributors across Brazil. Since 2010, we have had a centralized operation in São Paulo with some pharmaceutical industries delivering to our drugstores in the state of São Paulo.

Gas Stations

Our gas stations are supplied by exclusive suppliers.  In 2012, we used four suppliers. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station.  Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas, or GNV, is different.  GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance boxes, using specific pipelines.

Marketing

Our marketing policy is aimed at attracting and retaining our customers.  To this end, we conduct integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target market for each store banner.  Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strengths in terms of selection, service and competitive prices. We recognize marketing campaign expenses on sales expenses as they are incurred.

In 2012 we implemented a series of marketing actions designed to attract even more customers, especially to our Extra  banners. These actions included a number of scheduled clearance sales, called alerta vermelho (red alert), and a Black Friday sale, as well as partnerships with suppliers in joint campaigns to promote specific products.

In 2010, 2011 and 2012, we spent approximately R$281.0 million, R$973.9 million and R$1,006.4, respectively, on advertising (approximately 0.9%, 2.1% and 2.0%, respectively, of total net sales revenues in each year) accounted for as sales expenses. Marketing expenses of Casa Bahia were included only as from November 1, 2010. Also, 28.1%, 18.2% and 17.7% of our total marketing expenditures in 2010, 2011 and 2012, respectively, we spent on radio, newspaper and magazine advertising. Television advertisements accounted for 35.8%, 54.1% and 56.1% of advertising expenses in 2010, 2011 and 2012, respectively. We spent 36.1% in 2010, 27.2% in 2011 and 26.2% in 2012 on other promotional activities.

FIC and Investcred

Before our acquisition of Viavarejo, Viavarejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred.  In December 2009, we amended our partnership with Itaú Unibanco to include Investcred in the partnership and to extend the partnership’s term an additional five years. Itaú Unibanco paid us R$600.0 million, of which R$550.0 million related to Itaú Unibanco’s breach of the exclusivity clause, which allowed it to obtain the right to enter into similar partnerships with other retailers and R$50.0 million related to the extension of term until August 28, 2029.

FIC operates service kiosks in our stores that have exclusive rights to offer credit cards, financial services and insurance, except for extended warranties.  FIC has been operating for eight years and has 8.7 million customers (including the customer base of Investcred). Our Company and Itaú Unibanco each hold 50% of FIC’s capital stock. The retail segment holds 36% of FIC through CBD, and the home appliance segment holds 14% through Viavarejo. Itaú Unibanco is responsible for the financial and operational policies of FIC, appointing the majority of its officers.

FIC’s share of our total gross sales amounted to 6% as of December 31, 2012.  In 2012, FIC had a share of profit in an associate of R$10.8 million, a decrease compared to R$34.8 million in 2011, due to a decrease in FIC’s results. We maintain our strategy to increase the FIC card’s share of sales, making it the best payment option in our stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

The table below sets forth the breakdown of FIC’s customers in 2010, 2011 and 2012.

Total number of clients (in thousands)	2010	2011	2012
Credit cards	7,671	8,350	8,773
Direct consumer credit agreements and personal loans	94	33	-
Total	7,765	8,382	8,773

Credit Sales

In 2012, 58.6% of our net sales revenue was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as described below:

Credit card sales.  All of our store formats accept payment for purchases with main credit cards, such as MasterCard, Visa, Diners Club, American Express and our co-branded credit cards.  Sales to customers using credit cards accounted for 45.8%, 48.7% and 47.9% of our consolidated net sales revenue in 2010, 2011 and 2012, respectively.  Of this total, sales through our co-branded credit cards accounted for 6% of our net sales revenue in 2012.  An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales.  Our Extra hypermarkets and Pontofrio  and Casas Bahia stores offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards. Sales to customers using credit cards on an installment basis accounted for 50%, 62% and 59.5% of our total credit card sales (mentioned above) in 2010, 2011 and 2012, respectively. An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Installment sales (“Crediário”).  Our Casas Bahia stores offer access to credit through payment slips (“carnês”) to our customers to finance their purchases.  Sales to customers using payment slips accounted for 6.3% of our consolidated net sales revenue in 2012. Installment sales are widely used in the Brazilian home appliance market. We usually sell the receivables in connection with these installments to meet working capital needs of the home appliance segment. The cost of sales of receivables is considered as a financial expense.

Food vouchers.  We accept as payment in our food stores vouchers issued by third-party agents to participating companies who provide them to their employees as a fringe benefit.  Food vouchers accounted for 5.9%, 3.6% and 4.3% of our consolidated net sales revenue in 2010, 2011 and 2012, respectively.  We record allowance for doubtful accounts based on average historical losses complemented by our estimates of probable future losses.

Technology

We invested R$136.4 million, R$130.1 million and R$253.5 million in information technology in 2010, 2011 and 2012, respectively. Our information technology department is interconnected with our other departments, streamlining our strategic initiatives.

In 2012, we continued to implement Oracle Retail, with the adoption of BAM (Business Activity Monitoring), a tool to track and manage supply chain processes and the TMS module (Transportation Management System), a tool to optimize the process of goods transportation, which will contribute to efficiency gains and reduced freight costs. We also started the Client Comes First program, which will allow us, through the SAP Hana software, to have a customized approach to our customers, creating loyalty programs and campaigns for a targeted audience.

Through the adoption of training, awareness and preventive maintenance in the stores processes throughout the year, we improved the availability and useful life of our checkout equipment. In addition, we invested R$32 million to renew more than 10,500 pieces of equipment in 680 stores. This modernization process was also extended to the largest distribution center of the group, through the introduction of picking-by-voice technology, with a focus on efficiency in the picking operation.

We defined the strategic roadmap for IT evolution for the next three years, considering the technological trends and business needs in four areas: architecture and information systems, infrastructure, information security and governance. In 2013 our plans include, among other initiatives, the continued modernization of our technology, considering the renewal of over 10,000 pieces of equipment in approximately 350 stores; the implementation of the Demantec Markdown module in order to optimize inventory turnover in stores and reduce margin loss; the completion of the Client Comes First program; and the introduction of electronic issuance of coupon tax in stores to meet the requirement of SAT-Fiscal.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado,  Minimercado Extra, Pão de Açúcar,  Pontofrio,  Casas Bahia and Assaí) with respect to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with the Instituto Nacional de Propriedade Industrial (National Industrial Property Institute), or INPI.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2012, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq, Pontofrio, Casas Bahia, Assaí, and Barateiro, among others) were duly registered with INPI and we had approximately 2,930 trademarks registered or in the process of being registered in Brazil.  We did not have any registered patents as of December 31, 2012.

We own the following domain names, among others:  www.extra.com.br, www.grupopaodeacucar.com.br, www.paodeacucar.com.br, www.assaiatacadista.com.br, www.assai.com.br, www.pontofrio.com.br, www.casasbahia.com.br, www.barateiro.com.br and www.partiuviagens.com.br.  Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad.  Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour.  In the past decade, the U.S. chain Walmart  has also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry.  Thus, the Brazilian retail food industry is highly competitive.  Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

Recently, leading retail food companies, including our Company, have pursued the following strategies:

•         acquire smaller chains;

•         migrate large stores to smaller formats, such as neighborhood banners; and

•         increase share of hypermarkets in sales of clothing, general goods, electronic products, furniture and construction materials as well as in other categories of non-food products.

Our competitors vary depending on the regional location of the stores.  Our principal competitors in food retail in the State of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda and Walmart.  In Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the State of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets.  In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and  GBarbosa.

The principal competitor of Extra  hypermarket is Carrefour, which operates stores in the southeastern and southern regions of Brazil, and Walmart, which operates through various banners in the southeastern, northeastern and southern regions of Brazil.

Assaí chain competes with Atacadão, a self-service wholesale chain purchased by Carrefour  in 2007, Roldão, Tenda, Makro and Maxxi.

In our other regional markets, we compete not only with the organized food retail sector, but also with various small and medium-sized chains, family companies and food retail businesses.

In the home appliances market, the principal competitors of our Casas Bahia and Pontofrio  stores are Magazine Luiza, Pernambucanas, Ricardo Eletro, Lojas Insinuante and Fast Shop, as well as hypermarkets such as Carrefour  and Walmart.

In relation to our food products e-commerce, our PA Delivery and Extra Delivery units are market leaders and do not face competition at the national level; however there are relevant competitors in local markets, such as Zona Sul, which has a higher market share than us in the city of Rio de Janeiro, Mercadorama, which belongs to the Walmart group, in the city of Curitiba, and Sonda, in the city of São Paulo.

In non-food products e-commerce, our competitors are Brazilian and foreign companies, although we believe that the competition from foreign companies is not yet material in this segment.  According to a study by Exame, a Brazilian business magazine, in the beginning of March 2010, Nova Pontocom (comprised of Extra.com.br,    PontoFrio.com and CasasBahia.com) has the second-highest market share in this segment. Our main competitors in this segment are B2W, the market leader, which owns Americanas.com,  Submarino and Shoptime, among others, Comprafacil  of the Hermes Group, Magazine Luiza, Walmart, Saraiva, Fast Shop and, more recently, Amazon.

Regulatory Matters

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws.  In order to open and operate our stores, we need a business permit and site approval and an inspection certificate from the local fire department, as well as health and safety permits.  Our stores are subject to inspection by city authorities.  We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.  In addition, we have internal policies that in some instances go beyond what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit.  We believe we are in compliance in all material respects with these consumer protection regulations.

Environmental and Social Matters

We have been engaged in sustainability for years.  For example, we initiated our innovative recycling program in 2001.  We incorporate sustainability into our operations on a company-wide level, encompassing every sector of the organization.  In 2009, we created an internal working group and the Sustainable Development Committee, which is linked to our board of directors.  In 2010, the concept of sustainability was incorporated into our strategic management.

Sustainable projects that we have adopted in the last few years include:

•         control of our water and energy consumption, in addition to controlling the volume of waste generated and proper disposal thereof, including offering our customers recycling stations at 124 Pão de Açúcar stores and 126 Extra stores;

•         we have 40 stores that optimize the re-usage of our recyclable and organic garbage, re-using approximately 83% of the waste volume (including recycling, composting, etc.).  The same system is being adapted for additional stores throughout all our banners; and

•         monitoring fruit, vegetables, eggs and meat suppliers to ensure their compliance with environmental, social and economic criteria.

We support small communities and organizations that show socio-environmental responsibility by promoting their products since 2002 through our “Caras do Brasil” (Faces of Brazil) program. This program allows these communities and organizations to access a wider public through our stores without having to comply, at first, with all operational requirements we generally ask from our suppliers. We currently do not incur any material costs associated with environmental regulations compliance.

4C.            Organizational Structure

We conduct our operations through Companhia Brasileira de Distribuição.  We invest in subsidiaries primarily to acquire the share capital of other retail chains from third parties.  In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners.  We conduct our food retail segment operations under the Pão de Açúcar, Extra Hiper, Minimercado Extra, Extra Supermercado banner and for self-service wholesale retail segment operations, under the Assaí brand.  We conduct our home appliances retail segment operations through our Pontofrio  and Casas Bahia brands.  The chart below sets forth a summary of our organizational structure:

(*) Viavarejo is a publicly traded company listed on the BM&FBOVESPA and its free float on January 1, 2013, was equivalent to 0.59% of its capital.

For further information on our subsidiaries, see note 3(b) to our financial statements included in this annual report.

4D.            Property, Plants and Equipment

We own 119 stores, twelve distribution centers and a portion of the real estate property where our headquarters are located.  The remaining 1,522 stores and 43 distribution centers we operate and the remaining portion of the real estate property where our headquarters are located are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 21 leases expiring by the end of 2013.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  As of December 31, 2012, we leased 16 properties from members of the Diniz Family and 62 stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Family.  In addition, all of the 568 Casas Bahia stores are leased, of which 274 were leased from members of the Klein family as of December 31, 2012.  Our management believes that our leases follow at least market standards. See “Item 7B.  Related Party Transactions—Leases” and note 13 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2012:

	Owned		Leased		Total (1)
	Number	Area (in square meters)	Number	Area (in square meters)	Number	Area (in square meters)
Pão de Açúcar	35	44,789	128	165,277	163	210,066
Extra Hiper	43	244,222	95	560,480	138	804,702
Extra Supermercado	28	38,541	179	197,275	207	235,816
Minimercado Extra	1	172	106	25,326	107	24,498
Assaí	9	31,154	52	165,641	61	196,725
Pontofrio	3	1,055	394	340,555	397	341,610
Casas Bahia	-	-	568	1,052,304	568	1,052,304
Warehouses	12	390,864	43	1,131,797	55	1,558,661
Headquarters	3	4,648	10	94,316	13	98,964

___________

(1) Excludes 84 gas stations and 157 drugstores.

For further information on Capital Expenditures, see “Item 4A.  History and Development of the Company – Capital Expenditures and Investment Plan.”

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

For the period from 2010 through 2012, Brazilian GDP increased by an average of 3.7% annually (7.5% in 2010, 2.7% in 2011 and 0.9% in 2012).  Inflation, as measured by the IPCA, was 5.9%, 6.5% and 5.8% in 2010, 2011 and 2012, respectively.  From January 2010 through December 2012, the real appreciated 18.5% against the U.S. dollar. Unemployment decreased from 6.1% in January 2011 to 4.6% in December 2012. International reserves increased from US$352.1 billion to US$378.6 billion.

In 2008, Brazil received investment grade long-term debt ratings from Standard & Poor’s and Fitch and, in September 2009, from Moody’s.  The upgraded long-term debt ratings reflected a favorable medium-term economic environment for Brazil due to the maturity of its financial institutions and the political structure of the country, as well as advances in fiscal policy and control over public debt.  In the following months, the Brazilian government promoted a series of measures to stimulate consumption, including reducing interest rates, expanding credit through federal public banks and cutting taxes on durable goods, such as vehicles and refrigerators.  In April 2011, Fitch upgraded Brazil’s rating on Brazil’s local and foreign currency debt to BBB from BBB-, and its country ceiling to BBB+ from BBB.

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

After these initial effects, the Brazilian economy resumed its prior growth trend, with rising income levels, stable employment rates and controlled inflation.  The increase in GDP in 2010 was 7.5%. In 2011, GDP growth totaled 2.7%, below initial estimates, mainly due to the debt crisis in the Eurozone, which forced the Brazilian government and the Central Bank to adjust its economic policy during the second half of the year, lowering the base interest rate. According to IBGE, the average real income of Brazil’s workforce in 2012 was estimated at R$1,793,96, the highest since 2003, with a 4.1% growth over 2011.  Between 2003 and 2012, the purchasing power related to the average real income of Brazil’s workforce increased 27.2% (in 2003 the figure was R$1,409.84), while unemployment fell from 10.9% in December 2003 to 4.6% in December 2012.  The accumulated inflation rate as measured by the IPCA was 5.8% in December 2012, at the top of the targeted range.  The Committee on Monetary Policy (Comitê de Política Monetária), or COPOM, began to decrease the SELIC in a controlled manner, which resulted in an SELIC rate of 7.25%  at the end of 2012.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31
	2010	2011	2012
GDP Growth(1)	7.5%	2.7%	0.9%
Inflation (IGP-M) (%)(2)	11.3%	5.1%	7.6%
Inflation (IPCA) (%)(3)	5.9%	6.5%	5.8%
CDI (%)(4)	9.8%	11.6%	8.4%
TJLP (%)(5)	6.0%	6.0%	5.5%
SELIC rate (%)(6)	10.75%	11.00%	7.25%
Appreciation (depreciation) of real before USD (%)	4.5%	(12.6)%	(8.9)%
Exchange rate (closing) R$ per USD 1.00(7)	1.666	1.876	2.044
Average exchange rate R$ per USD 1.00(8)	1.759	1.675	1.955

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

(6)   Annual average interest rate.  Source:  Central Bank.

(7)   Exchange rate (for sale) of the last day of the period.  Source:  Central Bank.

(8)   Average of exchange rates (for sale) of the period.  Source:  Central Bank.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The preparation of our consolidated financial statements, under the International Financial Reporting Standards – IFRS as issued by IASB, requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Critical Accounting Policies

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets and liabilities within the next financial year. They are:

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

Estimated impairment of goodwill and intangibles

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 4 to our financial statements and IAS 36 Impairment of Assets.  Other intangible assets, the useful lives of which are indefinite, such as tradenames and commercial rights were submitted to impairment tests according to the same calculation criteria used for goodwill.

As of December 31, 2012, the Company calculated the recoverable amount of goodwill arising from past acquisitions, which balance ceased to be amortized as of January 1, 2008, for the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment for all cash generating units (“CGU”).

For impairment testing purposes, the goodwill acquired for business combinations and licenses with indefinite useful lives were allocated to our four cash generating units, which consists of our retail, home appliances, cash and carry and e-commerce operating segments.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 10.8% (15.5% at December 31, 2011), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6.7% (3.0% at December 31, 2011). As a result of this analysis, there was no impairment.

For tradenames, the value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the tradename, we consider a perpetual growth of 2.5% in the preparation of the discounted cash flow. The royalty rate used was 0.9%.

Commercial rights refer to amounts paid to former owners of commercial spots, and amounts calculated as the fair value of these rights in the business combinations of Casa Bahia and Pontofrio. To test the non-realization of these assets, we allocated the stores that have rise to these rights, and we tested them together with the fixed assets as described in note 6 b) to our financial statements.

Advantageous supply agreement on Bartira, and advantageous lease agreement with the Klein Family were tested for impairment following the same methodology of goodwill, and no impairment was noted.

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

Deferred income and social contribution taxes assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies.

We have tax loss carry forwards amounting to a tax benefit of R$796.8 million (R$764.5 million in 2011).  These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances.

Bonuses

 Bonuses received from suppliers are measured and recognized based on agreements signed, and the results are recognized into our net income (loss), insofar as the corresponding inventories are sold. The agreements are based on volume, logistics services and individual negotiations for the recovery of the margin or marketing expenses, among others.

Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash-flow model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions regarding these factors could affect the reported fair value of financial instruments.

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

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  We disclose the assumptions and models used for estimating fair value for share-based payment transactions in note 27(f) to our financial statements included in this annual report.

Revenue – Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and services. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

Service Revenue

Service revenue mainly derives from services provided in stores, such as photo printing, financial intermediation and extended warranty. Service revenue is recognized when services are rendered.

Finance service revenue

Since customer financing is essential for conducting the business of the Company, the revenue or expense for all financial instruments measured at amortized cost are recorded using the effective interest rate, which discounts the estimated future cash receipts of the expected life of the financial instrument, or a shorter period of time, where applicable, from the net book value of the asset. Interest income is included under financial services, composing the Company's gross profit in the income statement.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary, so that makes inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to its adequacy.

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

Fair Value of Identifiable Assets and Liabilities

The fair value, net of income taxes, of identifiable assets and liabilities acquired from NCB on the date of the business combination amounted to R$1,763.9 million, divided as follows:

(i) fair value of investment held in Bartira, a furniture maker that sells exclusively to Casas Bahia, equivalent to 25% of its capital stock, in the amount of R$57.1 million, measured based on the income-approach method considering the present value of future benefits generated, directly or indirectly measured, and quantified in the form of cash flow;

(ii) “Casas Bahia” tradename, a well-known trademark that is not going to be discontinued, in the amount of R$1,066.2, million, measured based on the royalties-relief method considering market compensation for the brand if it had not been acquired by us;

(iii) right of use of points-of-sale, several of which are located in large, busy shopping malls, in the amount of R$264.7 million, measured based on the market-approach method considering comparable market transactions;

(iv) fair value of property and equipment in the amount of R$60.9 million, measured based on the market-approach method considering market value prices published by FIPE (Fundação Instituto de Pesquisas Econômicas) minus a 10% discount;

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

Allocation of the Purchase Price

In 2010, we recorded a provisional purchase price allocation as of December 31, 2010 of a bargain purchase gain of R$351.7 million.

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

For further information on the association, see “Item 7B.  Related Party Transactions – Leases” and “Item 10C. Material Contracts.”

Overview

Our focus in 2012 was consolidating the various changes started in previous years. These included not only the consolidation of our banners, but also reinforcing our corporate values through a management model which rewards performance and growth for each business, generating added value to our customers according to their profile while taking into account recent changes in consumer habits.

With the assumption of offering quality service to our customers in all different purchasing moments, we invest and believe in multichannel operations with complementary business models. We own hypermarkets, supermarkets, neighborhood markets, specialized furniture and consumer electronics stores, e-commerce featuring strong brands, gas stations and drugstores, in addition to a real estate unit through which the group promotes synergy between its retail strength and its real estate assets.

In line with these guidelines, 2012 was the year in which Extra grew stronger as a national and multichannel player. It was the first full year of Extra Supermercado’s operations and the year in which Extra Delivery was launched. Extra Hiper, which already operated gas stations and drugstores, consolidated the one-stop shop concept with the relaunch of its clothing brand and the introduction of the store-in-store concept for certain products. We also completed the conversion of all former Extra Fácil stores into Minimercado Extra, reaching year end with over 100 stores under this banner. We believe our clients approved such change:  Minimercado Extra was the banner which posted the highest growth in gross sales revenues: 33.5%.

The expansion process for the Pão de Açúcar banner was resumed. The banner opened its first green stores outside the State of São Paulo, in Goiânia and Recife. Further, Pão de Açúcar strengthened its strategic pillar of promoting conscious consumption.

In 2011, Assaí began a comprehensive restructuring process which brought broad changes from its management model to its store layout. In addition, its assortments have been adjusted to meet the needs of the banner’s target consumers. The restructuring led to a 18.5% growth in gross sales revenue in 2012. As a result, Assaí’s share of gross sales revenue in the food retail segment increased from 15.1% to 16.4%.

In the home appliances segment, the integration between Pontofrio and Casas Bahia was continued, respecting limitations imposed by CADE at the time. We started a cultural and process integration program in 2012. Viavarejo’s gross sales totaled R$ 26.1 billion, underscoring its leadership in the segment with a direct effect on its profitability.

The e-commerce business faced a year which saw increased integration between our various e‑commerce operations, adjusted consumer electronics operation and the launch of an e-commerce site for tourism (PartiuViagens.com.br) and another site which sells phased-out products and refurbished product  (Barateiro.com.br). In 2012, gross sales in our e-commerce business segment increased by 8.1%.  During the period, the main players in the segment carried out aggressive pricing strategies given the relatively low demand in the sector.  We adopted a strategy focused on profitability above market, which enabled us not only to increase sales but also to generate cash from operations and positive results.

In 2013, we plan to continue pursuing sustainable growth, seeking a strong competitive position while maintaining profitability and market share gains.

Results of Operations for 2012, 2011 and 2010

We measure the results of our operating segments in conformity with IFRS using, among other measures, each segment’s operating results. At times, our Company revises the measurement of each segment’s operating results.  When revisions are made, the operating results for each segment affected by the revisions are restated for all periods presented to maintain comparability. Therefore, there were no changes in the segments reported in 2012. Information for the segments is included in the following table:

Segments	As of December 31, 2012
Statement of operations data	Food Retail	Self-Service Wholesale	E-commerce	Home Appliances	Elimination (1)	Total
	(in millions of R$)
Net sales	23,439.0	4,639.2	3,408.5	19,437.7	-	50,924.5
Gross profit	6,780.5	674.8	490.4	5,858.0	-	13,803.7
Depreciation and amortization	(592.0)	(43.7)	(9.7)	(152.9)	-	(798.4)
Operating profits	1,498.4	145.6	107.8	1,106.6	-	2,858.4
Financial expenses	(872.3)	(90.1)	(113.0)	(745.0)	34.3	(1,786.2)
Financial income	423.4	23.5	10.0	170.7	(34.3)	593.3
Share of profit in an associate	11.3	-	-	(0.5)	-	10.8
Profit before income and social contribution taxes and noncontrolling interest	1,060.7	79.0	4.7	531.8	-	1,676.3
Income and social contribution taxes	(287.2)	(18.3)	(1.8)	(212.5)	-	(519.9)
Net income (loss)	773.5	60.8	2.9	319.3	-	1,156.4

____________

(1)   Accounts for inter-company transactions.

Segments	As of December 31, 2011
Statement of operations data	Food Retail	Self-Service Wholesale	E-commerce	Home Appliances	Elimination (1)	Total
	(in millions of R$)
Net sales	21,675.8	3,902.0	3,189.2	17,827.5	-	46,594.5
Gross profit	6,078.6	534.0	490.5	5,558.4	-	12,661.5
Depreciation and amortization	(515.6)	(31.7)	(7.4)	(125.8)	-	(680.5)
Operating profits	1,193.1	75.2	171.7	662.6	-	2,102.6
Financial expenses	(925.4)	(98.7)	(131.9)	(816.2)	46.2	(1,926.0)
Financial income	372.4	10.9	1.9	254.3	(46.2)	593.3
Share of profit in an associate	18.9	-	-	15.9	-	34.8
Profit (loss) before income and social contribution taxes and noncontrolling interest	659.0	(12.6)	41.7	116.6	-	804.7
Income and social contribution taxes	(34.6)	4.1	(14.9)	(39.6)	-	(85.0)
Net income (loss)	624.4	(8.5)	26.8	77.0	-	719.7

____________

(1)   Accounts for inter-company transactions.

Segments	As of December 31, 2010
Statement of operations data	Food Retail	Wholesale	E-commerce	Home Appliances (1)	Elimination (2)	Total
	(in millions of R$)
Net sales	20,542.7	2,943.0	1,702.3	6,903.7	-	32,091.7
Gross profit	5,524.7	421.7	276.6	1.627.1	-	7,850.2
Depreciation and amortization	(354.8)	(24.7)	(2.2)	(64.4)	-	(446.1)
Operating profits	1,106.3	62.6	77.4	212.7	-	1,459.0
Financial expenses	(660.0)	(53.6)	(73.5)	(376.2)	8.5	(1,154.7)
Financial income	298.8	7.2	0.3	34.0	(8.5)	331.7
Share of profit in an associate	21.7	-	-	12.8	-	34.5
Profit (loss) before income and social contribution taxes and noncontrolling interest	766.7	16.2	4.2	(116.6)	-	670.5
Income and social contribution taxes	(123.1)	(8.0)	(5.3)	51.8	-	(84.6)
Net income (loss)	643.6	8.2	(1.1)	(64.8)	-	585.9

____________

(1)   Includes the results of operations of Nova Casa Bahia as from November 1, 2010.

(2)   Accounts for inter-company transactions.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our financial statements.

Results of Operation	As of and for the Year Ended December 31,
	2012	%	2011	%	2010 (1)%
	(in millions of R$)
Net sales	50,924.5	100.0	46,594.5	100.0	32,091.7	100.0
Cost of sales	(37,120.7)	(72.9)	(33,933.0)	(72.8)	(24,241.5)	(75.5)

Gross profit	13,803.7	27.1	12,661.5	27.2	7,850.2	24.6
Selling, general and administrative expenses (3)	(10,114.0)	(19.9)	(9,619.7)	(20.6)	(5,817.2)	(18.1)
Depreciation and Amortization	(798.4)	(1.6)	(680.5)	(1.5)	(446.1)	(1.4)
Other operating expenses, net	(33.0)	(0.1)	(258.7)	(0.6)	(127.9)	(0.4)
Operating profit	2,858.4	5.6	2,102.6	4.5	1,459.0	4.5
Financial income	593.3	1.2	593.3	1.3	331.7	1.0
Financial expense	(1,786.2)	(3.5)	(1,926.0)	(4.1)	(1,154.7)	(3.6)
Share of profit in an associate	10.8	0.0	34.8	0.1	34.5	0.1

Income before income and social contribution taxes and noncontrolling interest	1,676.3	3.3	804.7	1.7	670.5	2.1

Income and social contribution taxes	(519.9)	(1.0)	(85.0)	(0.2)	(84.5)	(0.3)
Net income	1,156.4	2.3	719.7	1.5	585.9	1.8
Attributable to equity holders of the parent	1,051.2	2.1	718.2	1.5	618.5	1.9
Attributable to noncontrolling interest	105.2	0.2	1.4	-	(32.6)	(0.1)

____________

(1)   Includes the results of operations of Nova Casa Bahia as from November 1, 2010.

Year Ended December 31, 2012 Compared to Year Ended December 31 2011

Consolidated

Net sales. Net sales increased by 9.3%, or R$4,330.0 million, from R$46,594.5 million in 2011 to R$50,924.5 million in 2012, mainly due to: (i) an increase in the variations of sales of stores open for at least one year, or same-stores sales, of 6.0% in Viavarejo and 6.5% in food retail and self-service wholesale segments in the amount of R$3,592.8 million; and (ii) the opening of 88 stores, which increased the sales area by  140,718 square meters.

Gross profit. Gross profit increased by 9.0%, or R$1,142.2 million, from R$12,661.5 million in 2011 to R$13,803.7 million in 2012, which was in line with net sales growth.

Selling, general and administrative expenses increased by 5.1%, or R$494.3 million, from R$9,619.7 million in 2011 to R$10,114.0 million in 2012.  This increase was mainly due to the food retail and self-service wholesale segments, as follows:  (i) salary increases of R$233.0 million; (ii) an increase of R$30.0 million in marketing expenses; and (iii) an increase of R$186.0 million in other expenses including rentals and other expenses variable over sales.

Depreciation and Amortization increased by 17.3%, or R$117.9 million, from R$680.5 million in 2011 to R$798.4 million in 2012, mainly due to the depreciation and amortization related to assets acquired in 2011 and 2012. We invested R$1,426.1 billion in 2012.

Other operating expenses, net decreased by 87.2%, or R$225.7 million, from R$258.7 million in 2011 to R$33.0 million in 2012. This decrease was mainly due to:  (i) payment of contractual obligations due to us by the sellers related to the association with Casa Bahia in the amount of R$72.0 million; (ii) sales of fixed assets in the amount of R$59.0 million; (iii) the reduction in severance charges of R$51.0 million; and (iv) the R$28.0 million effect of the tax amnesty program in 2011.

Net financial expenses decreased by 10.5%, or R$139.8 million, from R$1,332.7 million in 2011 to R$1,192.9 million in 2012, mainly due to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012. Despite the 28% decrease in the average CDI rate, cash investments indexed to the CDI rate increased approximately 42%, increasing financial revenue. In December 2012, we deconsolidated PAFIDC and redeemed the senior quotas of Globex FIDC, therefore, our indebtedness was reduced. For more information about the PAFIDC, see “Item 5B. Liquidity and Capital Resources – Securitization Funds.”

Share of profit in an associate decreased by 69.0%, or R$24.0 million, from R$34.8 million in 2011 to R$10.8 million in 2012, due to a decrease in FIC’s results.

Profit before income taxes and noncontrolling interest increased by 108.3%, or R$871.6 million, from R$804.7 million in 2011 to R$1,676.3 million in 2012, due to sales growth in line with the increase in gross profit, partially offset by the increase in operating expenses, as mentioned above.

Income and social contribution taxes increased by 511.6%, or R$434.9 million, from R$85.0 million in 2011 to R$519.9 million in 2012, affecting the effective rate from 10.6% in 2011 to 31% in 2012. This variation was due:  (i) growth in profit in 2012, affecting the income tax and social contribution expenses by approximately R$262.0 million; (ii) the reversal of previous unrecognized deferred tax benefits from Sendas in the amount of R$106.0 million in 2011; and (iii) the variation in the extemporaneous tax credits of R$48.0 million.

Net income increased by 60.7%, or R$436.7 million, from R$719.7 million in 2011 to R$1,156.4 million in 2012, mainly due to sales growth partially offset by growth in expenses, as explained above, and an increase in the profitability of Viavarejo, as explained below in the home appliances segment.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below. For further information on the segments, see note 35 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2012, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Extra Supermercado and Extra Hiper).

Net sales increased by 8.1%, or R$1,763.2 million, from R$21,675.8 million in 2011 to R$23,439.0 million in 2012, mainly due to (i) increase in same store sales of 5.3%, or R$1,127.5 million related to increased sales volume and prices; (ii) the opening of 52 stores, mainly Minimercado Extra stores, which ended the year with over 100 stores; (iii) the opening of three drugstores; and (iv) increased sales in the clothing and beauty products segments.

Gross profit increased by 11.5%, or R$701.9 million, from R$6,078.6 million in 2011 to R$6,780.5 million in 2012, increasing our gross margin from 28.0% in 2011 to 29.1% in 2012, mainly due to (i) the increase in net sales mentioned above; (ii) different mix of products in 2012, with a focus on non-food items; (iii) improved negotiations with suppliers, in line with a commercial strategy which relies on IT systems to assist us in determining price elasticity for our products; and (iv) Oracle Retail’s management of inventory levels, which minimizes the impact of shrinkage and excess inventory.

Depreciation and amortization increased by 14.8%, or R$76.4 million, from R$515.6 million in 2011 to R$592.0 million in 2012, mainly due to R$918.4 million in property, plant and equipment acquired in the period.

Operating profit increased by 25.6%, or R$305.3 million, from R$1,193.1 million in 2011 to R$1,498.4 million in 2012, mainly due to sales growth and better negotiations with suppliers. Expenses as a percentage of net sales remained stable year-over-year, reaching 20.0% in 2012 compared to 20.2% in 2011.

Net financial expenses decreased by 18.8%, or R$104.1 million, from R$553.0 million in 2011 to R$448.9 million in 2012, mainly due to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012. Despite the 28% decrease in the average CDI rate, cash investments indexed to the CDI rate increased approximately 25%, increasing financial revenue.

Profit before income and social contribution taxes and noncontrolling interest increased by 61.0%, or R$401.7 million, from R$659.0 million in 2011 to R$1,060.7 million in 2012, mainly due to an increase in sales, efficiency gain on inventory management and reduction in financial expenses. This increase was partially offset by the increase in amortization, as mentioned above.

Self-Service Wholesale Segment

As of December 31, 2012, the Assaí banner represented our self-service wholesale segment.

Net sales increased by 18.9%, or R$737.2 million, from R$3,902.0 million in 2011 to R$4,639.2 million in 2012, mainly due to increase in same-store sales of 16.2%, or R$620.7 million, in light of the successful repositioning of the product mix and the new store format.  The bigger stores, bigger parking lots and addition of shelving space resulted in an increase in the average institutional customer ticket (the primary target customers for the segment):  food distributors and processors. There were also gains from the maturation of the stores opened in the last two years, including two stores opened in 2012.

Gross profit increased by 26.4%, or R$140.8 million, from R$534.0 million in 2011 to R$674.8 million in 2012, due to the increase in net sales and better negotiations with suppliers. Our margin increased to 14.5% in 2012 from 13.7% in 2011 mainly as a result of the product mix and the new store format.

Depreciation and amortization increased by 37.9%, or R$12.0 million, from R$31.7 million in 2011 to R$43.7 million in 2012, due to the opening of new stores.

Operating profit increased by 93.6%, or R$70.4 million, from R$75.2 million in 2011 to R$145.6 million in 2012, due to the increase in net sales as explained above. Expenses as a percentage of net sales decreased from 10.9% in 2011 to 10.5% in 2012, due to an increase in same-stores sales, resulting in a dilution of expenses.

Net financial expenses decreased by 24.1%, or R$21.2 million, from R$87.8 million in 2011 to R$66.6 million in 2012, mainly due to the decrease of the average CDI rate from 11.6% in 2011 to 8,4% in 2012.

Profit (loss) before income and social contribution taxes and noncontrolling interest increased by R$91.6 million, from a loss of R$12.6 million in 2011 to a profit of R$79.0 million in 2012, due to the increase in net sales and operating profit as explained above.

Home Appliance Segment

As of December 31, 2012, our home appliance segment was comprised of the banners Pontofrio and Casas Bahia.

Net sales increased by 9.0%, or R$1,610.2 million, from R$17,827.5 million in 2011 to R$19,437.7 million in 2012, mainly due to:  (i) a growth in same-stores sales of 8.8%, or R$1,539.4 million; (ii) the opening of 16 stores; (iii) the overall increase in sales in light of a decrease in federal value-added tax granted to products such as refrigerators, washing machines, etc, which reduced price to consumers, benefiting the volume of sales; and (iv) increase in sales resulting from the positioning of Pontofrio stores with a new product mix.

Gross profit increased by 5.4% or R$299.6 million, from R$5,558.4 million in 2011 to R$5,858.0 million in 2012 as a result of the increase in sales. Gross margin decreased from 31.2% in 2011 to 30.1% in 2012, mainly due to increased logistic costs. Depreciation  and amortization increased by 23.7%, or R$29.3 million, from R$123.6 million in 2011 to R$152.9 million in 2012, due to the opening of 16 new stores.

Operating profit increased by R$444.0 million, from R$662.6 million in 2011 to R$1,106.6 million in 2012, due to the increase in net sales as explained above. Expenses as a percentage of net sales decreased from 26.7% in 2011 to 23.7% in 2012, due to (i) a decrease in personnel costs due to rationalization of expenses and stores closing (113 in 2011 and 13 in 2012) and (ii) a restructuring provision recorded in 2011 in the amount of R$125 million in other expenses.

Net financial expenses increased by 2.2%, or R$12.4 million, from R$561.9 million in 2011 to R$574.3 million in 2012, mainly due to (i) a R$77 million decrease in financial revenue related to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012; and (ii) the decrease in financial expenses of R$89 million related to the decrease of the average CDI rate.

Profit before income, social contribution taxes and noncontrolling interest increased by R$415.2 million, from R$116.6 million in 2011 to R$531.8 million in 2012, due to the increase in net sales and operating profit as explained above.

E-commerce Segment

As of December 31, 2012, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br; self-service wholesale activities (B2B), and E-Hub.

Net sales increased by 6.9%, or R$219.3 million, from R$3,189.2 million in 2011 to R$3,408.5 million in 2012, due to increased sales volume, partially offset by the decrease in the average ticket, from R$485.6 in 2011 to R$428.2 in 2012.

Gross profit decreased by 0.02%, or R$0.1 million, from R$490.5 million in 2011 to R$490.4 million in 2012. Gross margin decreased from 15.4% in 2011 to 14.4% in 2012, due to fiercer competition in 2012.

Depreciation and amortization increased by 31.1%, or R$2.3 million, from R$7.4 million in 2011 to R$9.7 million in 2012 million, due to assets acquired during the year.

Operating profit decreased by 37.2%, or R$63.9 million, from R$171.7 million in 2011 to R$107.8 million in 2012, mainly due to the decrease in gross profit, as explained above.

Net financial expenses decreased by 20.8%, or R$27 million, from R$130.0 million in 2011 to R$103.0 million in 2012, primarily due to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012. Additionally, Nova Pontocom issued debentures in April 2012, with interest equivalent to 105.35% of CDI, as a better funding alternative instead of the sales of receivables made during 2011.

Profit (loss) before income and social contribution taxes and noncontrolling interest had an income of R$41.7 million in 2011 compared to R$4.7 million in 2012, mainly due to the decrease in gross profit, as explained above.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

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

Gross profit. Gross profit increased by 61.3%, or R$4,811.3 million, from R$7,850.2 million in 2010, to R$12,661.5 million in 2011, due to R$3,874.7 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Having Nova Casas Bahia together with Pontofrio stores and E-commerce operations resulted in efficiencies of scale with suppliers and access to better product mixes. Besides the effect of this consolidation, the increase in gross profit was also due to increased net sales in the food retail and self-service wholesale segments, which increased by R$2,092.1 million. Our gross margin increased from 24.5% in 2010 to 27.2% in 2011, mainly due to (i) greater participation in the results of Nova Casas Bahia, with furniture sales having a higher gross margin than other formats, and (ii) increased sales of perishables in the food retail segment, which have a higher gross margin than other products, such as groceries.

Selling, general and administrative expenses increased by 65.4%, or R$3,802.5 million, from R$5,817.2 million in 2010 to R$9,619.7 million in 2011, mainly due to R$3,064.2 million from the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Besides the effect of this consolidation, the increase in selling, general and administrative expenses was also due to increased sales in the food retail and self-service wholesale segments. Selling, general and administrative expenses as a percentage of net sales were equivalent to 18.1% in 2010 and 20.6% in 2011, mainly due to the increased participation in our results of home appliances that operate with a higher personnel base than the food retail segment.

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

Other operating expenses, net increased by 102.3%, or R$130.8 million, from R$127.9 million in 2010 to R$258.7 million in 2011.  Other operating income decreased by R$393.8 million in 2011 compared to 2010, mainly due to the gains resulting from the association with Casas Bahia in 2010. In addition, other operating expenses decreased by R$263.0 million in 2011 compared to 2010, mainly due to the write-off of unrealized tax credits and effects of the enrollment in the tax installment payment program (REFIS) in 2010.

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

Share of profit in an associate increased by 0.9% from R$34.5 million in 2010 to R$34.8 million in 2011 due to the increase in (i) the number of FIC’s customers, and (ii) the products related to credit cards, such as personal credit, payment of invoices in installments, among others, which increased our profitability.

Profit before income taxes and noncontrolling interest increased by 20.0%, or R$134.2 million, from R$670.5 million in 2010 to R$804.7 million in 2011 due to sales growth in line with higher gross profit, partly offset by higher operating expenses, as mentioned above.

Income and social contribution taxes were flat in 2010 and 2011, R$84.6 million in 2010 and R$85.0 million in 2011, due to reversal of previously unrecognized deferred tax benefit from Sendas in the amount of R$106.0 million. The effective tax rate on December 31, 2011 was 10.6% while in 2010 it was 12.6%.

Net income increased by 22.8%, or R$133.8 million, from R$585.9 million in 2010 to R$719.7 million in 2011, due to (i) the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated, which together with Pontofrio stores and our E-commerce operations allowed scale gains with suppliers and access to better assortment, and (ii) the recovery of deferred income tax, partly offset by higher operating expenses and net financial expenses.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below. For further information on the segments, see note 33 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2011, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Extra Supermercado and Extra Hiper).

Net sales increased by 5.5%, or R$1,133.1 million, from R$20,542.7 million in 2010 to R$21,675.8 million in 2011 due to (i) the conclusion of the conversion of the CompreBem  and Sendas  stores, mainly into Extra Supermercado stores, (ii) Brazil’s first “Black Friday” sale in 336 Extra bricks-and-mortar stores, pioneered by the banner, and (iii) the launch of Minimercado Extra to replace Extra Fácil, with a larger sales area and a focus on perishables and services.

Gross profit increased by 10.0%, or R$553.9 million, from R$5,524.7 million in 2010 to R$6,078.6 million in 2011 mainly due to (i) the conversion of CompreBem  and Sendas  stores into the Extra Supermercado format, meeting the needs of consumers by favoring perishables, which margins are higher; and (ii) more advantageous negotiations with suppliers, in line with a commercial strategy which relies on IT systems that assist us in determining price elasticity for our products and which served to increase margins, and Oracle Retail, which manages inventory levels, minimizing the impact of shrinkage and excess inventory. Therefore, our gross margin increased from 26.9% in 2010 to 28.0% in 2011.

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

Net financial expenses increased by 53.1%, or R$191.8 million, from R$361.2 million in 2010 to R$553.0 million in 2011. The increase was mainly due to (i) R$99.7 million of cost of net debt to fund business growth, and (ii) R$34.7 million of costs of sales of receivables due to sales growth.

Profit before income and social contribution taxes and noncontrolling interest decreased by 14.0%, or R$107.7 million, from R$766.7 million in 2010 to R$659.0 million in 2011 mainly due to an increase in sales and more advantageous negotiations with suppliers. Partly offset by higher amortization and net financial expenses, as mentioned above.

Self-Service Wholesale Segment

As of December 31, 2011, the Assaí banner represented our self-service wholesale segment.

Net sales increased by 32.6%, or R$959.0 million, from R$2,943.0 million in 2010 to R$3,902.0 million in 2011 mainly due the successful repositioning of the product mix in the self-service wholesale stores, which target food distributors and processors, resulting in an increase in the average institutional customer ticket and benefiting same-store sales growth; there were also gains from the maturation of stores opened in the last two years.

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

Home Appliance Segment

As of December 31, 2011, our home appliance segment was comprised of the banners Pontofrio and Casas Bahia.

Net sales increased by 158.2%, or R$10,923.8 million, from R$6,903.7 million in 2010 to R$17,827.5 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated.

Gross profit increased by 241.6% or R$3,931.3 million, from R$1,627.1 million in 2010 to R$5,558.4 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Gross margin increased from 23.6% in 2010 to 31.2% in 2011, primarily as a result the consolidation of Nova Casas Bahia’s results of operations, which together with Pontofrio stores allowed scale gains with suppliers, access to better assortment and focus on mix with more profitability. In addition the sale of furniture had a better gross margin than electronics products.

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

Net financial expenses increased by 64.2%, or R$219.7 million, from R$342.2 million in 2010 to R$561.9 million in 2011.  Financial expenses increased by 117.0%, or R$440.0 million, from R$376.2 million in 2010 to R$816.2 million in 2011, mainly due to the anticipation of receivables to meet working capital needs in the home appliance segment. We expect the home appliance segment to continue financing its operations through the sales of receivables.

Profit (loss) before income, social contribution taxes and noncontrolling interest improved R$233.2 million, from a loss of R$116.6 million in 2010 to R$116.6 million in 2011, mainly due to the consolidation of Nova Casas Bahia’s results of operations, which allowed scale gains with suppliers and access to better assortment.

E-commerce Segment

As of December 31, 2011, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, Pontofrio.com.br and Casasbahia.com.br; self-service wholesale activities (B2B), and E‑Hub.

Net sales increased by 87.3%, or R$1,486.9 million, from R$1,702.3 million in 2010 to R$3,189.2 million in 2011 mainly due to R$516.4 million from the consolidation of Casasbahia.com.br’s results of operations for the full fiscal year, while in 2010 only two months were consolidated. Besides the effect of this consolidation, the increase in net sales was due to:  (i) R$366.5 million related to the consolidation of Extra.com.br, (ii) R$367.6 million from the consolidation of self-service wholesales activities (B2B) and (iii) organic growth of the Pontofrio.com.br.

Gross profit increased by 77.3%, or R$213.9 million, from R$276.6 million in 2010 to R$490.5 million in 2011 mainly due to the increase of sales. Gross margin decreased from 16.2% in 2010 to 15.4% in 2011 due to the consolidation of the self-service wholesales activities (B2B) which has a lower margin compared to our websites.

Depreciation and amortization increased by 236.4%, or R$5.2 million, from R$2.2 million in 2010 to R$7.4 million in 2011 due to the consolidation of Casasbahia.com.br, self-service wholesales activities and the investment activities during 2011.

Operating profit increased by 121.8%, or R$94.3 million, from R$77.4 million in 2010 to R$171.7 million in 2011 due to the increase of sales. Gross margin decreased from 16.2% in 2010 to 15.4% in 2011 due to the consolidation of the self-service wholesales activities (B2B) which has a lower margin compared to our websites.

Net financial expenses increased by 77.6%, or R$56.8 million, from R$73.2 million in 2010 to R$130.0 million in 2011. Financial expenses increased by 79.5%, or R$58.4 million, from R$73.5 million in 2010 to R$131.9 million in 2011 mainly due to the anticipation of receivables to meet working capital needs in the E-commerce segment.

Profit (loss) before income and social contribution taxes and noncontrolling interest had a loss of R$4.2 million in 2010 compared to R$41.7 million in 2011 mainly due to sales growth and the consequent dilution of operating expenses.

5B.            Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables entered into with financial institutions (banks and credit card acquirers). Additionally, we have issued debentures in the local markets, accessed loans from banks and from the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.

We discontinued the sale of receivables through two receivables securitization investment funds (Pão de Açúcar Receivables Investment Fund (Pão de Açúcar Fundo de Investimentos em Direitos Creditórios), or PAFIDC, and Globex Receivables Investment Fund (Globex Fundo de Investimento em Direitos Creditórios), or Globex FIDC, that we have used until recently. In December 2012, we redeemed the senior quotas of Globex FIDC and liquidated our interest as quotaholders of PAFIDC, in light of a change in PAFIDC’s by-laws which transformed it in a non-exclusive fund now named Rabobank Multicredit FIDC. In March 2013, remaining balances of Globex FIDC were liquidated.

After the liquidation of the Globex FIDC Viavarejo and the end of our relationship with PAFIDC, we continued selling our receivables to banks and credit card merchant acquirers without right of recourse or any obligation related therewith.  For more information on the sale of receivables, see note 8(c) to our financial statements included elsewhere in this annual report.

As of December 31, 2012, we had R$7,086.3 million in cash and cash equivalents.  We have a policy of maintaining our cash and cash equivalents to respond to short-term liquidity requirements. Historically, a relevant proportion of our cash is generated during the fourth quarter of the year, and the cash level decreases between the second and third quarter of each year.

Our main cash requirements include:

•         the servicing of our indebtedness;

•         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure;

•         acquisitions of other supermarket chains; and

•         distribution of dividends and interest on shareholders’ equity.

Our primary sources of liquidity have historically been cash flow from our operating activities and borrowings.  Net cash from operating activities was R$5,299.3 in 2012 of which R$2,364.5 are due to the no longer consolidating the debt of PAFIDC and Globex FIDC, R$1,128.1 million in 2011 and R$361.4 million in 2010.  Net cash provided by financing activities was R$1,876.8 in 2012, R$1.380.3 million in 2011 and R$2,514.1 million in 2010.  In 2012, these cash flows were primarily used for investments in the capital expenditures program, totaling R$1,426.1 million.

As of December 31, 2012, our total outstanding debt was R$10,492.3, consisting of:

•         R$9,586.1 in real-denominated loans, and

•         R$906.2 in U.S. dollar-denominated debt, swapped to real-denominated loans.

We have adopted a treasury policy to manage financial exchange risk, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represent less than 10% of our total debt.  We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party that provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate.  The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan.  This policy protects us against losses resulting from currency devaluations.

Total debt as of December 31, 2012 decreased by 6.0% or R$666.1 million, from R$11,158.4 million in 2011 to R$10,492.3 million in 2012.  Part of our debt was incurred in connection with the acquisition and construction of new stores and with the remodeling of existing stores, strengthening our working capital needs. Additionally, part of our debentures issued in 2012 was a result of our strategy to maintain a higher cash position to face possible market volatilities during the year. Our debt interest expense was R$913.1 million in 2012 and R$336.1 million in 2011.

We have entered into four lines of credit with BNDES, which are denominated in reais and subject to indexation, based on the TJLP plus an annual spread.  Amortizations are in monthly installments after a grace period.  BNDES has been historically an important source of financing for new stores and the acquisition of supermarket chains.  For further information on our lines of credit with BNDES, see note 19(e) to our financial statements included in this annual report.

Under the lines of credit with BNDES, we are prohibited from offering assets as collateral in loans entered into with third parties without the prior consent of BNDES.  We also have to comply with the maintenance of covenants measured in accordance with the relevant BNDES agreements:  capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.30 and current ratio (EBITDA/net debt) equal to or in excess of 0.35.

We issued a number of non-convertible debentures in recent years, as follows:

CBD

On March, 2007, the shareholders approved the sixth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$779.6 million, for 77,965 non-convertible debentures issued as the first (54,000) and second (23,965) series of the sixth issuance.  The debentures accrue interest at the average CDI rate plus a spread of 0.5% per year, which is payable semi-annually.  The principal amount was repaid in three equal installments on March 1, 2011, 2012 and 2013.

On June, 2009, the shareholders approved the seventh issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$200 million, for 200 non-convertible debentures issued as the first series of the seventh issuance.  The debentures accrue interest equivalent to 119% of the average CDI rate, which is payable on the maturity date. The principal amount was repaid in one installment on June 5, 2011.

On December, 2009, the shareholders approved the eighth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$500 million, for 500 non-convertible debentures issued as the first series of the eighth issuance.  The debentures accrue interest equivalent to 109.5% of the average CDI rate, payable on the thirty-sixth month after the issue date and annually thereafter until December 15, 2014.

On January, 2011, the shareholders approved the ninth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$610 million, for 610 non-convertible debentures issued as the first series of the ninth issuance.  The debentures accrue interest equivalent to 107.75% of the average CDI rate, which will be payable on the maturity date on January 5, 2014.

On December, 2011, the shareholders approved the tenth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$800 million, for 80,000 non-convertible debentures issued as the first series of the tenth issuance.  The debentures accrue interest at the average CDI rate plus a spread of 8.5% per year which will be payable annually. Principal will be paid on the maturity date on June 29, 2015.

On May, 2012, the shareholders approved the eleventh issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$1,200 million, for 120,000 non-convertible debentures issued as the first series of the eleventh issuance.  The debentures accrue interest at the average CDI rate plus a spread of 1% per year, which will be payable semi-annually. Principal will be paid on the maturity date on November 2, 2015.

Viavarejo

On January, 2012, the shareholders approved the third issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$400 million for 40,000 non-convertible debentures issued as the first series of the third issuance. The debentures remuneration is CDI + 1% per year, which will be payable semi-annually and principal on the maturity date on July 30, 2015.

Nova Pontocom

On April, 2012, the shareholders approved the first issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$100 million for 100,000 non-convertible debentures issued as the first series of the first issuance.  The debentures remuneration is 105.35% of CDI, which will be payable on the maturity date on April 25, 2013.

Nova Casa Bahia

On June, 2012, the shareholders approved the first issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$400 million for 40,000 non-convertible debentures issued as the first (20,000) and second (20,000) series of the first issuance.  The debentures remuneration is CDI + 0.72% per year, which will be payable semi-annually and principal on the maturity dates on December 29, 2014 and January 29, 2015.

Consolidated

As of December 31, 2012, we had 459,087 non-convertible debentures outstanding, totaling R$4,422.0 million.  We are subject to certain covenants:  net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity, and maintenance of net debt to EBITDA ratio less than or equal to 3.25.

For further information on our non-convertible debentures, see note 19(i) to our financial statements included in this annual report.

Securitization Funds

On September 19, 2003, we concluded the structuring of PAFIDC, a receivables securitization fund. We transferred until 2012 to PAFIDC customer credit financing and accounts receivable from credit card companies in securitization transactions totaling R$9.7 billion in 2012 and R$9.5 billion in 2011.

On May 25, 2010, we organized Globex FIDC, a receivables securitization fund, created to acquire the accounts receivable of Viavarejo (mainly credit card), originated from the sale of products and services to its customers, with an indefinite term. We transferred to Globex FIDC customer credit financing and accounts receivable from credit card companies in securitization transactions totaling R$3.3 billion in 2012 and R$3.9 billion in 2011.

We retained servicing responsibilities and subordinated equity interests in the funds. Credits in default would be collected by the funds’ managers, which would be assisted by our collection department. We did not receive any fees for collection services. The holders of senior equity interests had no recourse to our other assets for failure of debtors to pay. Pursuant to the terms of the agreements between us and each of the funds, the transfer of credit rights was irrevocable, non-retroactive and the transfer was definitive and not enforceable against us. The results of PAFIDC were consolidated into our financial statements.

As a result of a change in our liquidity policy, we negotiated certain amendments to the receivables funds, as follows:

PAFIDC:  Due to a change in PAFIDC’s by-laws, approved on December 21, 2012, we no longer have an equity interest or co-obligation to PAFIDC. The fund had its name changed to Multicredit FIDC and no longer holds, exclusively, our receivables. Accordingly, the results of the fund ceased to be consolidated into our financial statements on December 26, 2012.

Globex FIDC:  We ceased to sell credit card receivables through the Globex FIDC on December 14, 2012 in mutual agreement with its holders of senior equity interests. The fund paid back the holders of senior equity interests. On December 31, 2012, the remaining interest of senior equity interests in Globex FIDC’s balance of cash and obligations owed to holders of subordinated equity interests were substantially redeemed, and the process of liquidating the Globex FIDC was concluded during the first quarter of 2013.

Capital expenditures

In 2012, our capital expenditures totaled R$1,426.1 million.  These investment projects were financed with our operating cash flow and by third parties.  Our capital expenditures were R$1,723.4 million in 2011.  For specific use of our capital expenditures in 2012, see “Item 4A.  History and Development of the Company — Capital Expenditure and Investment Plan.”

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

5C.            Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

5D.            Trend Information

Based on our good performance in 2012, we expect 2013 to be a year of continued growth for the Company.

For 2013, the Company intends to invest in the opening of new stores, remodeling and renovating stores and acquiring land in strategic locations.  We also intend to invest in infrastructure related to information technology and distribution.

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

5E.            Off-balance sheet arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for off-balance sheet arrangements related to operational leases disclosed in note 25 to our financial statements.

5F.             Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2012:

	Payment Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Debt	5,958.9	3,488.2	1,845.4	625.3	-
Debentures	4,410.1	668.7	3,741.4	-	-
Estimated interest payments(1)	(122.3)	(29.5)	(92.8)	-	-
Taxes, other than on income	1,359.9	155.4	301.1	301.1	602.3
Financial lease	245.6	83.1	77.3	24.8	60.4
Operating lease(2)	7,595.4	931.2	1,289.8	1,289.8	4,084.7
Total contractual obligations	19,447.6	5,297.1	7,162.2	2,241.0	4,747.4

____________

(1)   Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts.  Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate as of December 31, 2012.  However, our debt is subject to variable interest rates and inflation index, and these estimated payments may differ significantly from the payments actually made.

(2)   Operating leases include minimum rental obligations.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.            Directors and Senior Management

Board of Directors

The following table sets forth the name and the year of election of each of our board members. A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Abilio dos Santos Diniz	Chairman	2003	12/28/1936
Arnaud Strasser	Vice-Chairman	2012	07/06/1969
Antoine Marie Remi Lazars Giscard D´Estaing	Director	2009	01/05/1961
Claudio Eugenio Stiller Galeazzi	Director	2013	06/27/1940
Eleazar de Carvalho Filho	Director	2012	07/26/1957
Fábio Schvartsman	Director	2007	02/25/1954
Guilherme Affonso Ferreira	Director	2008	05/09/1951
Jean-Charles Henri Naouri	Director	2005	03/08/1949
Jean Louis Bourgier	Director	2009	11/17/1947
Luiz Augusto de Castro Neves	Director	2012	10/29/1943
Luiz Fernando Figueiredo	Director	2013	01/05/1964
Maria Helena dos Santos Fernandes de Santana	Director	2013	06/23/1959
Pedro Henrique Chermont de Miranda	Director	2009	08/24/1973
Roberto Oliveira de Lima	Director	2012	04/01/1951
Ulisses Kameyama	Director	2010	10/11/1972

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

Mr. Arnaud Strasser has been the vice-chairman of our board of directors since 2012 and a member of the board of directors since 2010.  Mr. Strasser has worked for the Casino Group since 2007 and was the development and equity interests officer, having previously been responsible for the international development department and was an advisor to the presidency.  Mr. Strasser worked in the Cabinet of the Prime Minister of France in 2005 as Mission Head, and in the Cabinet of Renaud Dutreil, French Minister of Companies and Trade, from 2005 to 2007, as special advisor.  He was also a member of the board of directors of Almacenes Exito (Colombia), Big C (Thailand) and Super de Boer (Holland), as well as a member of the executive committee of the Casino Group (France).

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

Mr. Claudio Eugenio Stiller Galeazzi has been a member of the board of directors since 2013. Mr. Galeazzi is currently partner and director of BTG Pactual and officer of the São Paulo Modern Art Museum (Museu de Arte Moderna SP MAM). Mr. Galeazzi has previously acted as CEO of Sendas Distribuidora S.A. and CBD, CEO and chairman of Lojas Americanas, chairman and CEO of Artex, Commercial Vice President of British Petroleum Mining in Brazil, chairman and CEO of Cia. Estanifera do Brasil (CESBRA), a joint venture between British Petroleum and BRASCAN, superintendent of Ceramica Cecrisa and Portinari, chairman and CEO of Vila Romana and VR, and chairman and CEO of Laticinios Mococa. He has been appointed by the president of Brazil to act for 5 years as president of the National Council of SESI, in Brasilia. He has acted as officer of Instituto Euvaldo Lodi (IEL), vice-president of the National Factoring Association (ANFAC), officer of the Sao Paulo Industry Federation (Federação das Indústrias de São Paulo). In the past, he has acted as member of several board of directors.

Mr. Eleazar de Carvalho Filho has been a member of the board of directors since 2012.  Mr. Carvalho Filho was the CEO of Unibanco Banco de Investimentos, of Banco Nacional de Desenvolvimento Econômico e Social (BNDES), of Banco UBS – Brasil, Chairman of BHP Billiton – Brasil and he was member of the board of directors of Petrobras, Eletrobrás, Vale, Tele Norte Leste Participações, Alpargatas, Rossi Residencial, Varig, Santista Têxtil and Telemig. He is currently a founding partner of Virtus BR Partners and Iposeira Capital, as well as member of the board of directors of FMC Technologies Inc. and of Brookfield Renewable Energy Partners. He holds a master’s degree in foreign affairs from Johns Hopkins University and a graduation degree in Economic Sciences from New York University.

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

Mr. Luiz Augusto de Castro Neves has been a member of the board of directors since 2012.  Mr. Castro Neves was a career diplomat, who joined the diplomatic service of Brazil in March 1967. He served as ambassador of Brazil in Paraguay (2000-2004), China (2004-2008) and Japan (2008-2010) and at the same time, he was ambassador of Brazil in Mongolia and Democratic People's Republic of Korea. He was also chairman of Itaipu Binacional. He was interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency. He is currently a founding partner of CN Estudo e Projetos Ltda. and president of the Brazilian Center of Foreign Affairs (“Centro Brasileiro de Relações Internacionais”). He graduated in Economic Sciences from UFRJ and in diplomacy from Instituto Rio-Branco of the Ministry of Foreign Affairs (“Ministério das Relações Exteriores”). He holds a master’s degree in Economic Sciences from University of London. He is also teaches economic sciences at Instituto Rio‑Branco and foreign economic relations at the University of Brasília (“Universidade de Brasília”).

Mr. Luiz Fernando Figueiredo has been a member of the board of directors since 2013. Mr. Figueiredo is currently a founding partner and member of the executive committee of Mauá Sekular Investimentos and founding partner of Gávea Investimentos, as well as ANBIMA’s officer. Mr. Figueiredo has previously acted as officer of the Brazilian Central Bank (Banco Central do Brasil) between 1999 and 2003 (responsible for the departments of Open Market, Banking Operations and Payment Systems (DEBAN) and Exchange), former partner and treasury officer of Bank BBA and AMEC’s officer member of Market Committee of BM&F.

Mrs. Maria Helena S. F. Santana is currently a member of the Latin-American Roundtable on Corporate Governance (OECD / WB Group). Mrs. Santana was chairwoman of the Brazilian Securities and Exchange Commission, or CVM, from July 2007 to July 2012. Before being appointed as chairwoman, she was a commissioner of the CVM from July 2006 to July 2007. She worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006, acting as head of Listings and Issuer Relations from 2000 to 2006, being responsible for the supervision of listed companies and for attracting new companies to the stock exchange, where she was involved in the creation of the Novo Mercado listing segment and in charge of its implementation. Mrs. Santana was vice-chairwoman of the IBGC – Brazilian Institute of Corporate Governance, from 2004 to 2006 and chairwoman of the Executive Committee of IOSCO – International Organization of Securities Commissions from 2011 to 2012.

Mr. Pedro Henrique Chermont de Miranda has been a member of the board of directors since 2009.  Mr. Miranda was the chairman of the board of directors of Casa Show S.A. and CIO and trustee of the main funds of IP Participações, in addition to having participated in the boards of directors of Viavarejo (Pontofrio), Pontofrio.com, Mills Andaimes Tubulares do Brasil S.A. and Rossi Residencial S.A. He graduated in Mechanical Engineering from the Pontifícia Universidade Católica of the State of Rio de Janeiro.

Mr. Roberto Oliveira de Lima has been a member of the board of directors since 2012.  Mr. Lima is a member of the board of directors of Telefonica Brasil S.A., and has held several executive positions at Grupo Vivo. He was CEO of Tele Sudeste Celular Participações S.A., of Tele Leste Celular Participações S.A. and of Celular CRT Participações S.A. until February 2006 and Telemig Celular Participações S.A. until November of 2009. He was executive officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda., until November of 2009. Furthermore, he is a member of the board of directors of Edenred Sarl, headquartered in Paris, France. Mr. Roberto Oliveira was president of the board of directors of Grupo Credicard from 1999 to 2005 and CEO of Banco Credicard S.A. from 2002 to 2005. Moreover, he held executive positions on Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Global S.A. He graduated business school and has an MBA from Fundação Getulio Vargas. He holds a master degree in finance and strategic planning from Institute Superieur des Affaires, Jouy in Josas, in France.

Mr. Ulisses Kameyama has been a member of the board of directors since 2010.  Mr. Kameyama has worked for the Casino Group since December 2005 and was the development and equity interests’ officer for Latin America, having previously been a senior member of the development and equity interests’ team.  He has also worked as an investments analysis officer at Brasil Telecom S.A. and as an officer at Rothschild Investment Bank.  He graduated in Production Engineering from the Federal University of Rio de Janeiro – UFRJ.

Executive Officers

The following table sets forth the name, position and the year of election of each of our executive officers.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Enéas César Pestana Neto	Chief Executive Officer	2010	2/27/1963
Christophe Jose Hidalgo	Chief Financial Officer	2012	10/25/1967
Antonio Salvador	Personnel Vice-President	2013	6/13/1967
Paulo Gualtieri	Strategic Development Vice-President	2011	01/25/1960
José Roberto Coimbra Tambasco	Retail Vice-President	2010	11/04/1956
Belmiro de Figueiredo Gomes	Wholesale Officer	2012	08/11/1971
Alexandre Gonçalves Vasconcellos	GPA Malls & Properties Officer	2012	07/01/1953
Daniela Sabbag	Investor Relations Officer	2013	04/10/1975

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

Mr. Christophe José Hidalgo has been our Chief Financial Officer and Corporate Services Officer since 2012. Mr. Hidalgo served as the CFO of Êxito Group (Colombia), a subsidiary of Casino Group, from 2010 to 2012. After joining Casino in 2000, Mr. Hidalgo held several positions in financing and controllership within the Group. In Brazil, he also worked as the CFO of Castorama from 1996 to 2000. Mr. Christophe Hidalgo is French and holds a bachelor’s degree in law and a master’s in finance and accounting from the Bordeaux University, France.

Mr. Antonio Salvador has been our Personnel Vice-President officer since 2013. Mr. Salvador was vice president of Human Resources Brazil at Hewlett-Packard between 2010 and 2013. Previously, he was HR executive director at PricewaterhouseCoopers Brazil from 2007 to 2010, associate partner at IBM Global Business Services from 2003 to 2007, executive director at Promon Tecnologia from 2001 to 2003, senior manager at PricewaterhouseCoopers Brazil from 1997 to 2001 and corporate university manager at Brahma from 1994 to 1997. He holds a bachelor’s degree in Social Communication from Universidade Gama Filho and an executive MBA from Fundação Cândido Mendes. Additionally, he has completed programs in business administration at Fundação Getúlio Vargas, INSEAD and Harvard Business School. In 2011 and 2012, Mr. Salvador received the “HR Professional of the Year” award for the technology industry from Voce S.A.

Mr. Paulo Gualtieri has been our Strategic Development Vice-President since 2010.  Mr. Gualtieri has worked for us since 1989, in the operations, commercial and the information technology areas.  He graduated with an Economics degree from the Pontifícia Universidade Católica of the State of São Paulo, holds a graduate degree in Industrial Marketing from Mackenzie University and concluded an MBA at Fundação Getúlio Vargas.

Mr. José Roberto Coimbra Tambasco has been our Retail Vice-President since 2010.  Mr. Tambasco began his career with us in 1979 and since then, has worked as our Administration Trainee, Sales Assistant, Sales Manager, Commercial Manager, Commercialization Officer, Operations Officer, Supermarket Division Officer, Pão de Açúcar Unity Officer, Commercial, Operational and Marketing Vice-President.  He has been our executive officer since 2003 and has a degree in Business Administration from Fundação Getúlio Vargas.

Mr. Belmiro de Figueiredo Gomes has been our Wholesale Officer since 2012. Mr. Gomes joined Grupo Pão de Açúcar in 2010, having also held the position of Commercial Director. Previously, he worked in several areas of the Atacadão chain for 22 years. In 2007, he coordinated the sale process of the Atacadão chain to the Carrefour Group, subsequently serving as an executive director responsible for the Commercial, Logistics, Marketing and Business Strategy areas.

Mr. Alexandre Vasconcellos has been our GPA Malls & Properties Officer since 2012. Mr. Vasconcellos joined the Company in July 2008, having been responsible for the IT department, the New Store Supply Model Project and the mergers of Pontofrio and Casas Bahia. He has experience in system and process transformation projects in companies including Natura, Unibanco, Directv and Lojas Americanas. He earned a bachelor’s degree in business administration from PUC/RJ and an executive MBA in retail from COPPEAD/UFRJ.

Ms. Daniela Sabbag has been our Investor Relations Officer since 2013. With GPA for the last 13 years, Daniela exercised the role of Investor Relations Officer from 2006 to 2010, when she became the Strategic Planning, M&A, New Business Officer and also acted in GPA’s finance team.  Previously, she worked at Deutsche Bank and the Jeronimo Martins Group.  She trained in Business Administration at the Fundação Getulio Vargas (FGV), and did post-graduate work in Capital Markets at the Universidade de São Paulo and in the MBA program at FGV

6B.            Compensation

For the year ended December 31, 2012, the aggregate compensation paid in cash to the directors, executive officers and members of the committees of CBD was R$61.1 million.  Non-cash benefits in 2012 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours.  There are no outstanding loans granted by us to our executive officers or members of our board of directors.  Under a new CVM (Comissão de Valores Mobiliários) rule, listed companies are now required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members.  However, our Company, together with other listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, that, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and retained the financial institution Brasilprev Seguros e Previdência S.A. for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company in the year ended December 31, 2012, amounted to R$3,780.0 and employees’ contributions amounted to R$4,715.0 with 878 participants.

We have established a profit sharing plan for our management, including our executive officers.  The plan and its rules have been approved by our board of directors.  The plan does not apply to our board of directors.  Under the terms of the plan, each member of our management (including our executive officers) who is beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The final amount of the profit sharing payment to an individual is based on the consolidated results of the Company, the results of the business segment or the department, as the case may be, to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants.  This index depends on our operating performance.

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2011, 2012, and 2013

The table below indicates the compensation for members of the board of directors, executive officers and fiscal council for 2011:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members	14.00	11.67	3.00	28.67
Fixed Annual Compensation	-	14,510,921	432,000	14,942,921
Benefits	-	2,012,539	-	2,012,539
Variable Compensation
Profit Sharing	-	23,149,407	-	23,149,407
Participation in Meetings	7,537,000	-	-	7,537,000
Others (Invitees’ Compensation)	37,397	-	-	37,397
Post-Employment Benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	13,132,702	-	13,132,702
Total Compensation	7,574,397	52,805,569	432,000	60,811,966

____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2011, in line with current policy.

The table below indicates the compensation for members of the board of directors, executive officers and fiscal council for 2012:

	Board of Directors	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members	14.58	9.58	3.00	26.66
Fixed Annual Compensation	-	13,552,826	486,000	14,038,826
Benefits	-	2,512,906	-	2,512,906
Variable Compensation
Profit Sharing	-	15,937,732	-	15,937,732
Participation in Meetings	7,923,797	-	-	7,923,797
Others (Invitees’ Compensation)	-	-	-	-
Post-Employment Benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	20,661,745	-	20,661,745
Total Compensation	7,923,797	52,665,209	486,000	61,075,006

____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2012, in line with current policy.

The table below indicates the estimated compensation for members of the board of directors and members of the committees of the company, executive officers and fiscal council for 2013:

	Board of Directors and members of the committees of the company	Executive Officers	Fiscal Council	Total
	(In R$, when applicable)
Number of members	15.00	9.00	3.00	28.00
Fixed Annual Compensation	-	11,452,683	504,000	11,956,683
Benefits	-	2,580,198	-	2,580,198
Variable Compensation
Profit Sharing	-	19,824,279	-	19,824,279
Participation in Meetings	6,585,600	-	-	6,585,600
Others (Invitees’ Compensation)	-	-	-	-
Post-Employment Benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	13,663,664	-	13,663,664
Total Compensation	6,585,600	47,520,824	504,000	54,610,424

____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2012, in line with current policy.

Variable Compensation 2011, 2012 and 2013

With the exception of the compensation based on the hours actually worked, the members of our board of directors and our fiscal council receive no variable compensation in the exercise of their functions.  Below we present the variable compensation of our executive officers paid in 2011 and 2012 and expected to be paid in 2013.

2011	Executive Officers
(In R$, when applicable)
Number of members [1]	11.67
Profit sharing
Minimum expected amount	-
Maximum expected amount	33,452,250
Expected amount – goals achieved	22,301,500
Amount actually recognized	23,149,407

____________

(1)   The number of members of our executive board informed in the above table represents the average annual number of executive officers ascertained on a monthly basis.

2012	Executive Officers
(In R$, when applicable)
Number of members	9.58
Profit sharing
Minimum expected amount	-
Maximum expected amount	30,732,136
Expected amount – goals achieved	25,610,114
Amount actually recognized	15,937,732

2013	Executive Officers
(In R$, when applicable)
Number of members	9.00
Profit sharing
Minimum expected amount	-
Maximum expected amount	23,789,135
Expected amount – goals achieved	19,824,279

Stock Option Plan for Board of Directors and Executive Officers

As of December 31, 2012, we had one stock option plan in effect. This plan was approved by our shareholders at the general shareholders’ meeting held on December 20, 2006, or Option Plan.

Our Option Plan is managed by the stock option plan management committee, which is elected by our board of directors.  This committee is comprised of three to five members and determines which employees should benefit from the stock options based on their duties, responsibilities and performance.

The Option Plan covers only the preferred shares issued by our Company.

General Terms and Conditions

Our stock option plan management committee usually undertakes annual option granting cycles.  Each granting cycle is allocated a serial number, whereby the grants from the Option Plan are numbered beginning with the letter A, that is, as from “Series A1.”  For the year ended December 31, 2012, the options granted under the Series A4 to A6 of the Option Plan were in effect.

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

The Stock Option Committee established the criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Option Plan, according to the analysis of the concept of return on invested capital (ROIC), under the following terms:

(a)   Accelerator:  after 3%, for every 1% more than ROIC, increase by 0.5% the number of shares granted, classified as “Gold.”

(b)   Reducer:  after -3%, for each 1% less than the ROIC, reduce by 5.0% the number of shares granted, classified as “Gold.”

That is:

Main Objectives of the Plan

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

Maximum Number of Shares and Options

The maximum number of shares covered by the Option Plan is 15,500,000  preferred shares.  The number of shares covered by the Option Plan must always be within our Company’s approved capital limit, which may be amended at any time upon determination of our board of directors.  When stock options are exercised, we issue the beneficiaries new shares, with the right to use our treasury shares.

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

Outstanding Stock Options for Senior Management

The members of our board of directors are not eligible for our stock Option Plan.  Below are the outstanding options for the members of our senior management, as of December 31, 2012.

Number of members benefiting from the granting of stock options:
In relation to options not yet exercisable:	Series A4– Gold	Series A4– Silver	Series A5– Gold	Series A5– Silver	Series A6– Gold	Series A6– Silver
Quantity (in thousand)	75.09	18.72	88.24	88.27	156.27	156.33
Vesting date	05/31/2013	05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015
Maximum deadline for exercising the options	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016
Weighted average exercise price (in R$, per share)	0.01	46.49	0.01	54.69	0.01	64.13
Fair value of the options on the last day of the year (in R$, per share)	51.99	23.02	59.75	25.27	79.78	37.98
In relation to exercisable options:
Quantity	N/A	N/A	N/A	N/A	N/A	N/A
Maximum deadline for exercising the options	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the last day of the business year (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the last day of the year (in thousand R$)	N/A	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered for Senior Management

The table below shows the options exercised and the shares delivered to the members of our senior management in 2012.

Number of members benefiting from the granting of stock options: 9
In relation to the options exercised and the shares delivered:	Series A3 – Gold	Series A3 – Silver
Number of shares (in thousand)	97,714	97,710
Weighted average exercise price (in R$, per share)	0.01	27.47
Total amount of the difference between the exercise price and the market price of the shares referring to the options exercised (in R$, per share)	75.29	47.83

Insurance

We have an insurance policy with Itaú Seguros S.A., effective from November 23, 2012 through November 23, 2013, covering all our managers against damages attributed to them in the exercise of their functions.  Coverage is limited to US$50 million, with deductibles of US$200,000 for all losses and damages arising from one and the same damaging act involving the capital markets, and US$50,000 for all losses and damages arising from one and the same damaging act of a different nature. The policy is automatically extended to the management of our new subsidiaries, with liability limited to 30% of the total assets of the new subsidiary.

6C.            Board Practices

According to our by-laws, our board of directors consists of at least three and up to 18 members.  The directors meet ordinarily five times a year, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of three years. The board’s responsibilities include leading the corporate governance process, electing our executive officers and members of our committees and supervising our management.  Currently our board of directors consists of 15 members elected by our shareholders, consisting of eight representatives of the Casino Group, three representatives of the Diniz Family and four independent directors, whose terms of office expire in 2014.  We are managed by our board of directors and by our board of executive officers.  None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment.

Our board of executive officers is composed of at least two and up to 14 members.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors.  As of March 31, 2013, our board of executive officers was composed of eight members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term.  On May 5, 2011, our directors elected our current executive officers.  The current term of all executive officers expires in April 2014.

Committees

Pursuant to our by-laws, we currently have the following four special committees:  (i) Human Resources and Compensation Committee; (ii) Financial Committee; (iii) Sustainable Development Committee; and (iv) Corporate Governance Committee.  The attributions of each committee are established by our board of directors.  The members of each committee are appointed by our board of directors, which may include in each committee one member from outside of our board of directors, and the board of directors also designates the chairman of each special committee.  Each special committee is composed of three and up to five members for a term of office of three years, reelection being permitted.  In addition to these committees, the board of directors may create other committees with special roles.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every two months and has the following duties:  (i) to provide guidelines for the selection of our Chief Executive Officer; (ii) to examine candidates for election to our board of directors; (iii) to examine candidates for appointment to our board of executive officers; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using comparable Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using comparable Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our Company and our controlled companies who could be our future leaders and follow up the development of their career.  Our Human Resources and Compensation Committee is composed of Arnaud Strasser, as Chairman, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Abilio dos Santos Diniz and  Claudio Eugenio Stiller Galeazzi

Financial Committee

The financial committee holds meetings at least once every two months and has the following duties:  (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us or any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to monitor the implementation and accomplishment of our annual investment plan; (vi) to monitor the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure.  Our financial committee is currently composed of Eleazar de Carvalho Filho, as Chairman, Pedro Henrique Chermont de Miranda, Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing and Fabio de Oliveira Barbosa, as an external member.

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties:  (i) to increase the value of our business by expanding our sustainable development and environmental matters; (ii) to establish sustainable practices, based on economic, environmental and social elements in order to promote sustainable development and disseminate these practices throughout all of our strategic activities and relationships; (iii) to evaluate and approve projects, proposals and institutional campaigns related to environmental or social issues, including the allocation of resources; (iv) to evaluate investment opportunities and projects from a sustainable perspective; and (v) to approve the social and sustainable development reports.  Our sustainability committee is composed of Luiz Augusto de Castro Neves, as chairman, Roberto Oliveira de Lima, Ulisses Kameyama, Guilherme Affonso Ferreira, Luiz Fernando Figueiredo, and Helio Mattar, as an external consultant.

Corporate Governance Committee

The corporate governance committee holds meetings at least once every three months and has the following duties:  (i) promoting, monitoring and ensuring the adoption of the best practices of corporate governance and coordinating the process for implementing and maintaining such practices at the Company, as well the effectiveness of corporate governance processes, suggesting changes, updates and improvements, as necessary; (ii) reviewing, from time to time, and recommending necessary changes to the corporate governance policies and practices adopted by the Company; (iii) ensuring the good operation of the Board of Directors, the Executive Management, and the support committees of the Company and the relationship between themselves and the shareholders of the Company, and accordingly, reviewing, from time to time and making recommendations to the Board of Directors about its operations and authorities, as well as regarding the Executive Management and the support committees of the Company; (iv) preparing or reviewing, from time to time, as the case may be, the Company’s by-laws, and the Codes and Policies of the Company, and the Internal Regulations of the support committees of the Company, as well as any other document related to the corporate governance of the Company as well as criticizing, making recommendations of modifications and suggestions that it deems necessary to the Board of Directors, in order to maintain such documents updated according to the highest corporate governance practices, always observing the singular characteristics of the Company; (v) keeping the Board of Directors informed and updated on rules, regulations and recommendations in force and adopted on the market, including regarding rules that are created and impact the Company’s corporate and capital markets activities; (vi) following-up on the implementation in respect to of all the requirements stated forth in the Brazilian corporate and capital markets law, and of the stock market inspection agencies the Company is subject to; (vii) drafting, submitting and reviewing the related party transaction policy of the Company to the Board of Directors, as well as any other policies necessary for the adoption, by the Company, of the best practices of management and corporate governance; (viii) issuing an opinion, under the request of the Board of Directors or the Executive Management, regarding situations where there might be a conflict of interests scenario in the Company’s activities; and (ix) providing its opinion on any others matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. Our corporate governance committee is currently composed of Maria Helena dos Santos Fernandes Santana, as chairman, Luiz Augusto de Castro Neves, Guilherme Affonso Ferreira, Roberto Oliveira de Lima and Arnaud Strasser.

In addition, to the four special committees, we have an audit committee, a stock option plan management committee and a fiscal council, should its installation be required by our shareholders.  We set forth below a description of our audit committee, stock option plan management committee and fiscal council.

Audit Committee, Stock Option Plan Management Committee and Fiscal Council

Audit Committee

On October 18, 2012, our shareholders approved the establishment of an audit committee, which purpose is to: (a) recommend the appointment or replacement of independent auditors to our board of directors; (b) analyze our management reports and financial statements, making recommendations to the board of directors; (c) review our annual and quarterly financial statements; (d) evaluate the effectiveness and adequacy of our internal control structure, internal audit processes and present recommendations to improve policies, practices and procedures relating to our internal controls; (e) give opinions, at the board of directors’ request, on management proposals regarding changes in our capital structure, issuance of debentures, guarantees, capital budgets, dividend distribution, transformation, merger or spin-off; and (f) give opinions on matters referred to them by the board of directors, as well as other relevant matters.

The audit committee is an auxiliary body of the board of directors and is comprised of three members, two of which must be external and independent.  The board of directors elects all members for a one-year term assuming they meet the applicable requirements set forth in the rules of the CVM and in our by-laws.

Pursuant to our by-laws, if the fiscal council is instated, the board of directors will decide which powers will be exercised by the audit committee during that fiscal year.  Our board of directors may also, at its sole discretion, choose to suspend the operation of the audit committee for any fiscal year in which the fiscal council is in operation, fully or partially delegating the functions and powers of the audit committee to the fiscal council, observing all requirements and impediments set forth by law.

As of the date of this annual report, an audit committee has not been instated.

Stock Option Plan Management Committee

Our stock option plan management committee has the following duties:  (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when each stock option plan will be granted, considering the possibility of not granting the plan in our Company’s interest; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to guide the Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to the attributions, responsibilities and/or their performance based on the goals established by the “Gold” option plan; (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in Brazilian corporate law. Our stock option plan management committee is composed of Arnaud Strasser, Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Antonio Ramatis Fernandes Rodrigues and Roberto Oliveira de Lima.

Fiscal Council

On October 18, 2012, our shareholders approved an amendment of our by-laws in order to make our fiscal council a non-permanent body. Under Brazilian corporate law, the fiscal council is a corporate body independent of management and of Company’s external auditors.  The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; when instated its primary responsibility has been to monitor management’s activities, review the financial statements and report its findings to the shareholders.  However, pursuant to Exchange Act Rule 10A-3(c)(3) which provides for an exemption under the rules of the SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a fiscal council established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements.  Pursuant to this exemption, our fiscal council, when instated, can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian corporate law. To comply with the rules of the SEC, the fiscal council must meet the following standards:  it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members.  In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

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

As a foreign private issuer, we chose to modify our fiscal council to comply with the exemption requirements.  Our board of directors has delegated to the fiscal council, when instated, certain additional responsibilities and the fiscal council and the board of directors adopted an additional charter delegating to the fiscal council the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian corporate law.  Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide neither the board nor the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot fulfill these functions.  Therefore, in addition to its oversight responsibilities, the fiscal council if instated may only make recommendations to the board of directors and shareholders with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the fiscal council may only make recommendations to the board of directors and shareholders.

Under Brazilian corporate law, the fiscal council may not contain members who are members of the board of directors or management, or who are our employees or employees of a controlled company or of a company of the group, or a spouse or relative of any member of our management.  In addition, Brazilian corporate law requires that fiscal council members receive a compensation at least 10% of the average amount paid to each executive officer, not including profit sharing and other benefits.  Brazilian corporate law requires a fiscal council to be composed of a minimum of three and a maximum of five members and their respective alternates.

Our fiscal council, when instated, shall be composed of at least three and up to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election.  Under Brazilian corporate law, minority shareholders have the right to elect separately one member of the fiscal council. In any event, however, our controlling shareholder has the right to elect the majority of the members of the fiscal council.

On April 17, 2013, the date of our last annual shareholders’ meeting, our fiscal council was instated for a 1-year term of office, and the following members were elected: Fernando Maida Dall Acqua (and his alternate Antonio Luiz de Campos Gurgel) and Mario Probst (and his alternate John Michel Pimenta de Moraes Streithorst) appointed by the Holding Company and Raimundo Lourenço Maria Christians (and his alternate William Pereira Pinto) appointed by the separate vote of our preferred shareholders . We set forth below the names, ages and positions of the members of our fiscal council and their respective alternates.

Name	Age	Position	Year First Elected	Date of Birth
Fernando Maida Dall Acqua	63	Chairman	2009	03/01/1949
Mario Probst	59	Member	2009	05/30/1953
Raimundo Lourenço Maria Christians	54	Member	2011	08/08/1957
Antonio Luiz de Campos Gurgel	71	Alternate	2009	11/12/1940
John Michel Pimenta de Moraes Streithorst	42	Alternate	2009	02/09/1970
William Pereira Pinto	54	Alternate	2012	19/03/1959

Fernando Maida Dall’Acqua, born in 1949, has been Chairman of the fiscal council since 2009. He is currently the chairman of the fiscal council of Viavarejo, board member and charmain of the audit committee member at ISA-CTEEP and the chairman of the audit committee member at the O Estado de São Paulo newspaper. In addition to providing Consulting services to major companies on mergers and acquisitions, economic and financial valuation and macroeconomic and tax advisory services. He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was director of the Project Center for Latin America e Caribe of the IICA/OEA.  He was also member of the Board of Directors and the audit committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar. He was president of the People Bank of the São Paulo Government. He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation. He is  Professor of economics of the School of Administration of São Paulo (Getulio Vargas Foundation).  He was also a Fellow at Michigan State University, U.S.A and adviser of the World Bank for fiscal policy and credit market and of the Ministry of Finance of the Brazilian Government

Mario Probst, born in 1953, has been a member of the fiscal council since 2009.  Mr. Probst was partner of KPMG Auditores Independentes and is currently a member of the fiscal council Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

Raimundo Lourenço Maria Christians, born in 1957, began his career at PricewaterhouseCoopers from 1979 to March 25, 2011, when he retired.  In 32 years, worked on accounting and financial areas and afterwards on tax matters.  He became partner in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) of PwC.  After retirement from PwC, he became a board member of General Shopping do Brasil S.A., chairman of the audit committee of Dasa - Diagnósticos da América S.A., chairman of the fiscal council of Kroton Educacional S.A. and fiscal council of Viavarejo. He is also member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute.  He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

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

William Pereira Pinto, born in 1959, has been an alternate member of the fiscal council since 2012. He was elected to the audit committee of Banco Pine as a specialized member in accounting and auditing. He was a Director (Junior Partner) of external audit work of middle market companies and private equity at Ernst & Young Terco. Mr. Pinto was responsible for the training program and audit professional development of Terco Grant Thornton. He was responsible for reviewing the quality in offices of Terco Grant Thornton. He performed consulting work related to implemention of internal controls, evaluating controls for SOX certification and IFRS implementation projects in several companies by Ernst & Young Terco. He graduated in Accounting from Universidade São Judas Tadeu, and holds an MBA - Controller from FIPECAFI - USP with an abroad module in St John's University – NY, USA.

6D.            Employees

As of December 31, 2012, we had 151,037 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2008, 2009, 2010, 2011 and 2012:

	As of December 31(1)
	2008	2009	2010	2011	2012
Operational	60,605	73,617	131,534	135,867	137,349
Administrative	10,051	11,627	13,380	13,203	13,688
Total	70,656	85,244	144,914	149,070	151,037

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees.

6E.            Share Ownership

As of December 31, 2012, our board members directly owned an aggregate amount of 159,085 preferred shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, own directly less than 1% of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A.  Major Shareholders.” As of March 31, 2013, our management and some of our employees also owned options to purchase an aggregate amount of 2,079,425 preferred shares at per-share weighted average purchase price of R$31.33.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B.  Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.            Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2013 by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A (1)	65,400,000	65.61	1,637,314	1.00	67,037,314	25.45
Fundo de Investimento em Ações Santa Rita (2)	-	-	5,378,451	3.28	5,378,451	2.04
Sudaco Participações S.A. (3)	28,619,178	28.71	3,091,566	1.89	31,710,744	12.04
Segisor S.A. (3)	-	-	5,091,754	3.11	5,091,754	1.93
Casino Guichard Perrachon S.A (3)	5,600,052	5.62	-	-	5,600,052	2.13
Bengal LLC (3)	-	-	1,550,000	0.95	1,550,000	0.59
Oregon LLC (3)	-	-	1,550,000	0.95	1,550,000	0.59
King LLC (3)	-	-	975,051	0.60	975,051	0.37
Geant International BV (3)	-	-	4,771,493	2.91	4,771,493	1.81
Pincher LLC (3)	-	-	1,550,000	0.95	1,550,000	0.59
Cobivia SAS (3)	-	-	3,907,123	2.39	3,907,123	1.48
Abílio dos Santos Diniz	100	0.00	-	-	100	0.00
João Paulo F. dos Santos Diniz	-	-	17,893	0.01	17,893	0.01
Ana Maria F. dos Santos Diniz D’ Avila	1	0.00	-	-	1	0.00
Pedro Paulo F. dos Santos Diniz	-	-	724	0.00	724	0.00
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Rio Plate Empreendimentos e Participações Ltda (4)	-	-	4,105,906	2.51	4,105,906	1.56
Stanhore Trading Internacional S.A. (4)	-	-	7,416,944	4.53	7,416,944	2.82
Directors and Officers (5)	-	-	168,591	0.10	168,591	0.06
Others	60,520	0.06	122,558,673	74.84	122,619,193	46.54
TOTAL	99,679,851	100.00	163,771,484	100.00	263,451,335	100.00

____________

 (1)  Península Participações S.A. and Sudaco Participações Ltda own 25.67% and 74.33%, respectively, of the capital stock of Wilkes Participações S.A..

(2)   Península Participações S.A., PAIC Participações Ltda. and Onyx 2006 Participações Ltda own 10.97%, 2.73% and 86.3%, respectively, of the quotas issued by Fundo de Investimento em Ações Santa Rita. Península Participações S.A. and Abilio Diniz own 92.38% and 7.62%, respectively, of the capital stock of PAIC Participações Ltda. Rio Plate Empreendimentos e Participações Ltda. and Abilio Diniz own 99.998% and .002%, respectively, of the capital stock of Onyx 2006 Participações Ltda  Abilio Diniz, Ana Maria Diniz, João Paulo Diniz, Pedro Paulo Diniz, Adriana Diniz, Rafaela Marchesi Diniz and Miguel Marchesi Diniz own 12.07%, 14.78%, 14.78%, 14.78%, 14.78%, 14.41% and 14.41%, respectively, of the capital stock of Península Participações S.A.

(3)   Sudaco Participações Ltda., Segisor S.A., Casino Guichard Perrachon S.A., Bengal LLC, Oregon LLC, King LLC, Geant International BV,  Pincher LLC and Cobivia SAS are part of the Casino Group.

 (4)  Península Participações S.A. owns 100% of the capital stock of Rio Plate Empreendimentos e Participações Ltda. and Stanhore Trading Internacional S.A.

(5)   These shares refer to the amount of shares that the directors and officers own directly, not beneficially.

As of the date of this annual report, the Casino Group is the beneficial owner of 40.6% of the total capital stock of CBD. As of the date of this annual report, the Diniz Family is the beneficial owner of 16.84% of the total common shares, 10.33% of the total preferred shares and 12.79% of the total capital stock.

On March 31, 2013, 58,575,744 of our preferred shares were held in the form of ADSs, representing 35.77% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

The Casino Group, jointly with its holding company Rallye S.A., has increased its direct and indirect ownership of our company from 35.4% as of January 1, 2010 to 40.6% as of March 31, 2013 as a result of (i) a series of market transactions, (ii) the receipt of newly issued shares of our company in connection with the amortization of goodwill and (iii) the acquisition of shares of the Holding Company held by the Diniz Family as a result of the exercise of the first put option.

The Diniz Family has decreased its direct and indirect ownership of our company from 20.8% as of January 1, 2010 to 12.79% as of March 31, 2013 as a result of (i) a series of market transactions between December 2012 and January 2013, and (ii) the sale of shares of the Holding Company to the Casino Group as a result of the exercise by the Casino Group of the first put option.

Holding Company Goodwill Contribution of Deferred Tax Benefits

On May 3, 2005, the Casino Group and the Diniz Family  formed Vieri Empreendimentos e Participações S.A., or Vieri, which became our parent company.  The control of Vieri was shared by the Casino Group and the Diniz Family.  The group was reorganized and restructured in 2006, resulting in our current ownership structure.
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

The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders’ equity as a capital reserve (goodwill special reserve), as it represents a realizable asset contribution by the shareholders.  Also under the terms of the corporate reorganization, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the proportion described above, and non-controlling shareholders are entitled to a right of preference to acquire a number of shares to be issued by us proportional to their interest in our capital at the time.

On March 31, 2011, our shareholders approved a capital increase in the amount of R$105.7 million by capitalizing the goodwill special reserve. Out of this total, R$21.1 million was capitalized without the issuing new shares, to the benefit of all shareholders, and R$84.5 million was capitalized to the benefit of our Holding Company, pursuant to article 7 of CVM Rule 319/99, through the issuance of 1,354 thousand new preferred shares.

On April 27, 2012, our shareholders approved a capital increase in the amount of R$200.9 million, by capitalizing the goodwill special reserve. Out of this amount, R$40.2 million were capitalized without issuing new shares, to the benefit of all shareholders, and R$160.7 million was capitalized to the benefit of our Holding Company.

On April 17, 2013, our shareholders approved a capital increase in the amount of R$38.0 million, by capitalizing the goodwill special reserve. Out of this amount, R$7.6 million were capitalized without issuing new shares, to the benefit of all shareholders, and R$30.4 million was capitalized to the benefit of our Holding Company.

As of the date of this annual report the goodwill special reserve has been fully capitalized.

Shareholders’ Agreements and Conditional Put Option Agreement

On November 27, 2006, Casino Group and the Diniz Family entered into a conditional put option agreement, or the Conditional Put Option Agreement, which contemplated the conditional transfer of indirect equity interest in us from the Diniz Family to the Casino Group.  At the same date, the Casino Group and the Diniz Family entered into a shareholders’ agreement, or the Holding Company Shareholders’ Agreement, that outlines the rules for the exercise of our control, corporate governance and restrictions on transfer of the Holding Company’s shares.  Furthermore, the Holding Company has a right of first refusal of 34.3% of our common shares held by the Casino Group through Casino Guichard Perrachon S.A. and Sudaco Participações Ltda.

In addition, the Holding Company, the Casino Group and the Diniz Family entered into a separate shareholders’ agreement, or the CBD Shareholders’ Agreement, that contains rules on, among other matters, the transfer of our shares that are held by either of the Casino Group and the Diniz Family other than through the Holding Company.  As of March 31, 2013, the Casino Group, through Sudaco Participações Ltda. and Casino Guichard Perrachon S.A., held an aggregate of 34,219,230 of our common shares, representing approximately 34.3% of our outstanding common shares.  At the same date, the Diniz Family did not hold common shares other than through the Holding Company.

In June 2012, according to the terms of the Holding Company Shareholders’ Agreement and the Conditional Put Option Agreement, the Casino Group chose to elect Mr. Jean-Charles Naouri as the chairman of the board of directors of the Holding Company, which caused the so called co-control rearrangement, as provided for in the Holding Company shareholders’ agreement, and since then the Casino Group, as per Brazilian Corporate Law, is our sole controlling shareholder inasmuch as it has the right to elect the majority of the members of both our board of directors and the Holding Company’s and to direct our business. Accordingly, the Casino Group has elected the majority of the members of the board of directors of the Holding Company on July 2, 2012, and the majority of the members of our Board of Directors on June 22, 2012.. The appointment of the chairman of the board of directors of the Holding Company triggered a put option that the Casino Group had granted to the Diniz Family, which permitted the Diniz Family to require the Casino Group to purchase from the Diniz Family 1,000,000 shares issued by the Holding Company. As a result of this event the Casino Group has also become the largest voting shareholder of our Holding Company.

The three following sections summarize certain provisions of the Conditional Put Option Agreement and the Shareholders’ Agreements. The summaries below are qualified by reference to the agreements that are filed as exhibits to this annual report.

Holding Company Shareholders’ Agreement

Pursuant to the Holding Company Shareholders’ Agreement, the Diniz Family is currently entitled to:

•         veto rights regarding (a) any corporate restructuring of CBD or the Holding Company, including, without limitation, a capital contribution in kind, a merger, including a merger of shares, a split and a spin-off, without an independent fairness opinion; (b) any contracts or agreements entered into by and between CBD, on the one hand, and the Holding Company, on the other hand, on terms and conditions other than on arm’s-length basis; (c) CBD or the Holding Company seeking court or other protection under any applicable bankruptcy or the reorganization law without an independent fairness opinion; (d) any change in the dividend policy of CBD or of the Holding Company; (e) the delisting of the Preferred Shares or of the Common Shares, if applicable, of CBD; (f) any change in the rights and characteristics of the Preferred Shares of CBD; and

•         election rights to appoint:  (a) one director of the board of directors of the Holding Company composed of four directors, and (b) three directors of our board of directors and, as long as Abilio Diniz maintains himself as our Chairman and together with the Casino Group, four independent directors of our board of directors, observed that in case an agreement is not reached such position shall remain vacant. Mr. Abilio Diniz has the right to remain Chairman as long as he is mentally and physically fit for the functions and as long as we maintain a good performance track record.

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

The Holding Company Shareholders’ Agreement will remain in effect until June 21, 2045 or, subject to limited exceptions, terminates automatically in the event either the Casino Group or the Diniz Family ceases to hold 10% of the Holding Company’s shares or convertible securities.

Conditional Put Option Agreement

The appointment by the Casino Group of Jean-Charles Naouri as Chairman of the board of directors of the Holding Company in June 2012 triggered a put option that the Casino Group had granted to the Diniz Family, under the Conditional Put Option Agreement, which permitted the Diniz Family to require the Casino Group to purchase from the Diniz Family 1,000,000 shares issued by the Holding Company. The Diniz Family exercised this option in August 2012.

As a result of the exercise of the first put option, the Diniz Family is entitled to cause the Casino Group to purchase its remaining 19,375,000 shares issued by the Holding Company.  This second put option may be exercised for a period of eight years commencing on June 22, 2014.

The Conditional Put Option Agreement provides for the acceleration of this second put option under certain circumstances including the transfer by the Casino Group of:  (i) at least 10% of its shares of the Holding Company to a third party other than a competitor of CBD or (ii) any of its shares of the Holding Company to a competitor of CBD.

Under certain circumstances, the Diniz Family will be entitled at any time within a period starting on June 22, 2014 and ending on June 21, 2022 to convert or, at the Casino Group’s sole discretion, to exchange the common shares that would have been subject to the second put option into preferred shares of CBD at the ratio of 915 preferred shares for 1,000 common shares.

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

7B.            Related Party Transactions

From time to time we have entered into transactions with the Diniz Family, Casino Group and other related parties for the provision of certain services.  The following discussion summarizes certain of the significant agreements and arrangements among us and certain of our affiliates. For further details regarding our related party transactions, see note 13 to our audited consolidated financial statements included elsewhere herein.

Leases

We currently lease properties from some members of the Diniz family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which is controlled by members of the Diniz Family.  These properties include one store from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz, seven stores from Mrs. Sonia Maria dos Santos Diniz Bernandini and 62 stores from the Fundo de Investimento Imobiliário Península.

Aggregate payments in 2012 under those leases equaled approximately R$19.0 million to the Diniz family and R$156.7 million to the Fundo de Investimento Imobiliário Península.  We believe that all the leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis (market conditions). For further information on these leases, see note 25 to our financial statements included in this annual report.

The spun-off portion of Casa Bahia Comercial Ltda. that was merged by Nova Casa Bahia does not include real estate properties; Casa Bahia Comercial Ltda. and Nova Casa Bahia entered into operating lease agreements for Casa Bahia Comercial Ltda. properties where some of the stores, distribution centers and buildings of Nova Casa Bahia are located. As of December 31, 2012, 274 stores were leased from members of the Klein family.

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

Furniture Supply Agreement with Bartira

Within the scope of the association with Casa Bahia Comercial Ltda., on October 1, 2010, a furniture supply agreement was entered into between Viavarejo and Nova Casa Bahia, on the one hand, and Indústria de Móveis Bartira Ltda., or Bartira, a furniture manufacturer company controlled by Casa Bahia Comercial Ltda., on the other hand, to exclusively supply furniture to Nova Casa Bahia.  The agreement has a six-year term.  Aggregate payments to Bartira in 2012 under this agreement were approximately R$593.0 million. Nova Casa Bahia owns 25% of Bartira’s capital stock for the purpose of safeguarding its rights in the furniture supply agreement.  On November 9, 2010, an agreement was entered into between Nova Casa Bahia and Casa Bahia Comercial Ltda., pursuant to which a purchase option of 75% of Bartira’s capital stock was granted to Nova Casa Bahia, exercisable for a 30-day term as of November 9, 2013.  If Nova Casa Bahia does not exercise its option, Casa Bahia Comercial Ltda. will have the obligation to buy Nova Casa Bahia’s equity interest in Bartira. On January 2013, Nova Casa Bahia was merged into Viavarejo, consequently Viavarejo is the legal successor of Nova Casa Bahia’s obligations and rights set forth in the agreements mentioned above.

Technical Assistance Agreement with Casino

In July 2005, we entered into a technical assistance service agreement with Casino Group.  Pursuant to the agreement, Casino Group provides us with technical assistance in the areas of human resources, trademarks, marketing and communication, global campaigns and administrative assistance, among others.  In exchange, we pay to Casino Group a fixed annual fee in reais corresponding to US$1.8 million.  The agreement was automatically renewed in 2012 and will thereafter remain in force for an undetermined period of time.

7C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8A.            Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and labor litigation and administrative proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions to us and to ensure that the outcomes of these legal proceedings have no material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions.  For further information on our legal proceedings, see note 24 to our financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2010	2011	2012
	(in millions of R$)
COFINS(1) and PIS(2) tax claims	104.5	78.1	86.6
Other tax claims	464.9	346.1	364.1
Labor claims	110.6	132.9	190.8
Civil and other claims	129.4	123.1	132.9
Total accrued liabilities for legal proceedings	809.4	680.2	774.4

____________________

(1)   Social integration (Programa de Integração Social), or PIS.

(2)   Social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS.

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which was 11.00% on December 31, 2011 and 7.25% on December 31, 2012, and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction.  The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay contribution for social integration, (Programa de Integração Social), or PIS tax, and social security tax contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS tax, at the rates of 1.65% and 7.6% on gross sales revenue, respectively.  We adopt the non-cumulative system whereby these tax liabilities can be offset by credits we accrue from taxes previously paid on products we purchase and other expenses.  As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude state value added taxes (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or ICMS, from the calculation basis of these two contributions.

In addition, the Company offset certain PIS and COFINS with IPI tax credits acquired from third parties based on a final unappealable court decision. The value of the demands for PIS and COFINS as of December 31, 2012 was R$86.6 million, compared to R$78.1 million as of December 31, 2011.

Taxes and other

We have other tax claims that were deemed probable losses by our legal counsel: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor, or FAP, in 2011; (iii) disagreement on the State Government Fund Against Poverty (Fundo de Combate à Pobreza), enacted by the State of Rio de Janeiro government; (iv) discussions related to tax losses carry forward; (v) purchases from suppliers considered disqualified before the registration of the relevant State Financing Secretary; (vi) error in application rate, (vii) ancillary obligations by state tax authorities; and (viii) other less relevant issues. The amount we provisioned as of December 31, 2012 was R$173.7 (R$161.5 million as of December 31, 2011).

In addition, we discussed in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the Government Severance Indemnity Fund for Employees, or FGTS, costs. The accrued amount as of December 31, 2012 was R$31.5 (R$26.3 million as of December 31, 2011).

Provisions for tax contingent liabilities were recorded by our subsidiary Viavarejo at the time of the business combination. As of December 31, 2012, the amount recorded was R$158.9 in tax contingent liabilities (R$158.3 as of December 31, 2011).

For further information on our tax-related claims, see note 24 to our financial statements included in this annual report.

Labor claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2012, we recorded a provision of R$177.7 million (R$118.6 million as of December 31, 2011) referring to lawsuits which risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provision for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) of 0.29% accrued as of December 31, 2012 (1.20% as of December 31, 2011) plus 1% monthly interest rates.

We recorded labor provisions in our subsidiary Viavarejo relating to contingent liabilities recognized upon business combination amounting to R$13.1 million as of December 31, 2012 (R$14.3 million as of December 31, 2011).

Civil and other claims

We are defendants in civil lawsuits.  Among these lawsuits, we highlight the following:

•         We file and respond to various lawsuits requesting the review of lease amounts.  In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2012, the provision for these lawsuits was R$36.1 million (R$21.9 million was of December 31, 2011) to which there are no judicial deposits.

•         Viavarejo is party to lawsuits involving consumer relations rights (civil claims and assessments from PROCON-Fundação de Proteção e Defesa do Consumidor) and a few lawsuits involving contracts terminated with suppliers in the amount of R$43.8 million at December 31, 2012, as compared to R$50.0 million in December 31, 2011.

•         Viavarejo recorded civil provisions relating to contingent liabilities recognized at the time of the business combination in the amount of R$2.7 million as of December 31, 2012, as compared to R$6.5 million as of December 31, 2011.

As of December 31, 2012, including the lawsuits mentioned above, we had provisioned for civil actions in the amount of R$132.9 million, as compared to R$123.1 million as of December 31, 2011.

Other contingent liabilities for which there are no provisions

As of December 31, 2012, we were a party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings.  See note 24(d) to our audited consolidated financial statements included in this annual report for detailed information on these proceedings.

We are a party to several tax-related legal proceedings with various governmental agencies related to social security taxes (INSS), federal income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU and property transfer tax (Imposto sobre transferência de bens imóveis), or ITBI.  As of December 31, 2012, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$7,451.9 million, as compared to R$4,362.2 million in 2011.

Other tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims.  As of December 31, 2012, the aggregate amount of the possible loss regarding these proceedings was R$638.5 million, as compared to R$414.3 million in 2011.

Federal Tax Installment Payment Program (REFIS)

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes.  During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program.  The balance of the consolidated installments on December 31, 2012 was R$1,359.9 million, as compared to R$1,463.0 million in 2011.

Refis debts are adjusted by the SELIC rate (8.62% in 2012 and 11.76% in 2011). The amount we paid under REFIS in 2012 was R$214.2 million, as compared to R$212.9 million in 2011.

Dividend Policy and Dividends

General

Pursuant to Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year at which time the allocation of the results of operations in any year and the distribution of an annual dividend are approved.  Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to Brazilian corporate law.  Currently, Brazilian corporate law generally requires that each Brazilian corporation distribute as a mandatory dividend an aggregate amount equal to at least 25% of the adjusted net profits and adjusted according to Brazilian corporate law.  Pursuant to Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds.  Also pursuant to Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders’ general meeting that the distribution would be incompatible with its financial condition.

For the fiscal year ended 2012, we have not changed the dividend distribution period. Pursuant to our dividend policy created by our board of directors on August 3, 2009, we anticipate our dividend distribution on a quarterly basis.  For further information see “Item 10B.  Memorandum and Articles of Association — Allocation of Net Profits and Distribution of Dividends – Distribution of Dividends.”  According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2008:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares (in R$ millions)
2009	Dividends	August 24, 2009	0.13558	0.12326	30.9
2009	Dividends	November 30, 2009	0.06614	0.06013	15.5
2009	Dividends	June 28, 2010	0.39372	0.35793	94.1
2010	Dividends	May 31, 2010	0.08	0.0727272	19.2
2010	Dividends	August 17, 2010	0.08	0.0727272	19.6
2010(2)	Dividends	December 1, 2010	0.08	0.0727272	19.6
2010	Dividends	May 30, 2011	0.45827	0.40955	113.2
2011	Dividends	May 27, 2011	0.09	0.0818181	22.5
2011	Dividends	August 10, 2011	0.09	0.0818181	22.6
2011	Dividends	November 28, 2011	0.09	0.0818181	22.6
2011	Dividends	June 26, 2012	0.372950601	0.410245661	102.9
2012	Dividends	June 20, 2012	0.11	0.10	27.8
2012	Dividends	August 13, 2012	0.11	0.10	27.9
2012	Dividends	November 23, 2012	0.11	0.10	27.9
2012(3)	Dividends	To de determined	0.653088073	0.593716430	165.9

____________

(1)   Taking into account the 500:1 reverse stock split that became effective on September 1, 2007.  The dividend accrued on December 31, 2009 was approved at the annual shareholders’ meeting held on April 29, 2010 and paid in June 2010.

(2)   The dividend accrued on December 31, 2010 was approved at the annual shareholders’ meeting held on March 31, 2011 and was paid on May 30, 2011.  On October 18, 2010, the ratio of our ADR (American Depositary Receipt) program changed, whereby one ADR (CBD) represented one preferred share of CBD (PCAR4).  This ratio change resulted in a 2 for 1 split (one additional ADR for each ADR held).

(3)   These amounts have been proposed by management and are subject to confirmation at the annual shareholders’ meeting to be held on April 17, 2013.

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

8B.            Significant Changes

None.

ITEM 9.    THE OFFER AND LISTING

9A.            Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR4.  Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD”. We are also listed, but not traded, on the Luxembourg Stock Exchange.

Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2012, the ADSs represented 38.8% of our preferred shares. Each ADS represents one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2008:	40.66	24.67	17.40	10.56	20,689,189
2009:	65.00	27.96	37.33	16.06	25,598,431
2010:	71.18	54.40	42.84	30.14	51,106,841
2011:
1st quarter	70.21	58.93	43.12	36.20	48,534,251
2nd quarter	73.25	62.30	46.92	39.91	87,314,590
3rd quarter	72.99	56.00	39.36	30.20	41,020,592
4th quarter	68.84	56.05	36.70	29.88	34,576,724
2012:
1st quarter	87.45	66.00	47.99	36.22	45,303,826
2nd quarter	90.90	73.51	44.97	36.37	38,784,515
3rd quarter	90.55	76.79	44.59	37.82	37,872,879
4th quarter	98.19	90.26	48.05	44.17	46,280,542

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

Preferred share prices for the most recent six months are as follows:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
October 2012	98.19	91.23	48.34	44.91	42,997,643
November 2012	93.00	90.26	44.13	42.83	42,120,206
December 2012	95.87	90.44	46.91	44.26	54,684,438
January 2013	93.90	88.67	47.23	44.60	139,089,808
February 2013	99.20	93.25	50.22	47.21	93,549,779
March 2013	107.89	99.50	53.58	49.41	86,545,113

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

On April 17, 2013, the closing sale price for the preferred shares on the BM&FBOVESPA was R$105.00 per preferred share, equivalent to US$52.66 per ADS translated at the exchange rate of R$1.99 per US$1.00, the commercial selling rate on that date.  On the same date, the closing sale price for our ADSs on the NYSE was US$53.20.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2008(2)	24.73	11.09	57.79	25.92	14,613,403
2009(2	37.79	11.65	65.79	20.28	11,633,266
2010:	42.26	29.15	70.21	52.60	25,490,183
2011:
1st quarter	43.40	35.99	70.66	58.59	21,871,240
2nd quarter	48.00	39.61	74.93	61.84	51,315,485
3rd quarter	47.39	30.78	87.88	57.08	26,384,299
4th quarter	41.01	30.68	76.93	57.55	19,712,106
2012:
1st quarter	49.64	36.03	90.45	65.65	22,757,073
2nd quarter	49.67	36.58	100.40	73.94	24,356,991
3rd quarter	45.11	38.08	91.60	77.33	15,740,608
4th quarter	48.94	43.28	100.01	88.44	17,249,246

____________

(1)   Converted into Brazilian reais  at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data — Exchange Rates.”

(2)   Adjusted to reflect the current ADR share ratio of 1:1.

Share prices for the most recent six months are as follows:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
October 2012	48.94	45.44	99.41	92.30	17,997,358
November 2012	46.07	43.28	97.09	91.21	14,654,513
December 2012	46.60	43.78	95.23	89.46	19,188,197
January 2013	47.74	43.99	94.92	87.47	19,649,936
February 2013	50.68	47.44	100.11	93.71	24,323,767
March 2013	55.33	50.92	102.54	102.54	43,393,072

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

In addition, our common shares are traded on the BM&FBOVESPA under the trading symbol PCAR3, although they are not actively traded. See “Item 7A.  Major Shareholders” for more information on ownership of our common shares.

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

As of April 17, 2013, there were 522  companies listed on the BM&FBOVESPA.

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

Under Law No. 6,404, dated December 15, 1976, as amended, or Brazilian Corporate Law, a company is either public, a companhia aberta, such as we are, or private, a companhia fechada.  All public companies are registered with the CVM, and are subject to periodic reporting requirements and disclosure of material facts.  A company registered with the CVM may have its securities traded either on the BM&FBOVESPA or on the Brazilian over‑the‑counter market.  The shares of a company listed on the BM&FBOVESPA may also be traded privately, subject to certain limitations.  To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and with the BM&FBOVESPA.  Trading of securities of a public company on the BM&FBOVESPA may be suspended at the request of such company in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the BM&FBOVESPA.

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

On May 10, 2011 the differentiated Corporate Governance Practices and New Market (Novo Mercado) rules were amended.  The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules.  In addition to that, according to the amended rules, a company’s CEO or major executive officer cannot hold the position of chairman of the board of directors as well as all board members shall be elected for continuous terms extending for a maximum of two (2) years. Reelection is permitted.

We have been listed as a Level 1 listed company since March 31, 2003.  As a result, we must comply with the corporate governance standards and Level 1 listing requirements described in the previous paragraphs in addition to other obligations imposed by the applicable Brazilian law.

Disclosure Requirements

According to Brazilian corporate law and CVM regulation, a public company must submit to the CVM and BM&FBOVESPA certain periodic information, including financial statements accompanied by the management discussion and analysis report and independent audit report, quarterly information, management discussion and analysis and independent audit reports.  This legislation also requires us to file with the CVM and the BM&FBOVESPA our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts.

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

•         require the acquirer of a controlling stake in a public company to publish a material fact, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

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

9D.            Selling Shareholders

Not applicable.

9E.            Dilution

Not applicable.

9F.             Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10A.         Share Capital

As of December 31, 2012, our capital stock consisted of a total of 263,409,965 non-par shares, of which 99,679,851 were common shares and 163,730,114 were preferred shares.  As of the same date, our Company held 232,586 preferred shares in treasury. In 2012, we increased our capital stock by 3,171 thousands of preferred shares due to the stock option plan.

As of March 31, 2013, our capital stock consisted of a total of 263,451,335 non-par shares, of which 99,679,851 were common shares and 163,771,484 were preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

On April 17, 2013, our shareholders approved a capital increase which will result in the issuance of 299,968 new preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Holding Company Goodwill Contribution of Deferred Tax Benefits.”

In the last three years we have not issued any other class of shares.

10B.         Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law.  This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to the Brazilian corporate law.

Corporation Objects and Purposes

We are a publicly held corporation with principal place of business and jurisdiction in the city of São Paulo, Brazil, governed by Brazilian laws (including Brazilian corporate law), CVM and SEC regulations and our by-laws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law.  Furthermore, we may also engage in a wide range of activities set forth in article 2 of our by-laws.

Preferred Shares and Common Shares

Pursuant to Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into preferred shares at any time.  See “—Conversion of Common Shares into Preferred Shares.”

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

Tax incentives reserve account.  According to Brazilian corporate law, our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profits resulting from government donations or subventions for investment purposes.

Retention of our net profits.  According to Brazilian corporate law, the shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

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

Distribution of Dividends

Under Brazilian corporate law and our by-laws, we may pay dividends only from:

•         our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by:  accumulated losses from prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our Profit Sharing Program (participações dos empregados nos resultados).  Furthermore, our by-laws allow us to implement a profit sharing plan for employees and managers and a stock option plan.  The amount to be paid in connection with both plans is set forth by our board of directors and must not exceed an amount equal to 15% of our net profits.  Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

•         our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or

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

Under Brazilian corporate law, dividends must be available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date.  The amount is subject to monetary restatement, in accordance with recommendation of our board of directors and Brazilian corporate law.

A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares.  After the expiration of that period, we are no longer liable for the payment of such dividend.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our management report to our shareholders’ general meeting that the distribution would be incompatible with our financial condition.  Such suspension is subject to review by the fiscal council, if it is in place.  In addition, in case of public companies, like us, our management must file a justification for such suspension with the Brazilian Securities Commission within five days from the date of the relevant general shareholders´ meeting.  In case the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Conversion of Common Shares into Preferred Shares

Our by-laws do not provide for the conversion of preferred shares into common shares.  In accordance with our by-laws, our shareholders may at any time convert our common shares into preferred shares, provided that such common shares are fully paid and that the total of preferred shares issued does not exceed the limit of two-thirds of all outstanding shares.  The requests for conversion must be submitted in writing to our board of executive officers and subsequently ratified at the next board of directors meeting.

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

Board of Directors

According to Brazilian corporate law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

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

There is no requirement under Brazilian corporate law or our by-laws that directors retire upon reaching a certain age.  In addition, our by-laws do not provide for the re-election of directors at staggered intervals.

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

According to Brazilian corporate law, (i) shareholders that jointly hold preferred shares that represent at least 10% of the total capital stock, and (ii) holders of common shares that are not controlling shareholders and represent, at least 15% of the total voting stock, will have the right to elect one member of the board of directors and an alternate.  In case non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they jointly hold at least 10% of the total capital, they may elect a member of the board of directors and an alternate director.  Only shareholders that prove they have been holding the shares for at least 3 continuous months may exercise such rights.

Shareholders’ Meetings

Under Brazilian corporate law, at an annual general meeting of shareholders, or an extraordinary general meeting, convened and held in accordance with such law and our by-laws, the shareholders are empowered to decide all matters relating to our business purposes.

In accordance with Brazilian corporate law, shareholders voting at our general meeting have the power, among others, to:

•         amend our by-laws;

•         delist from CVM (to become a private company);

•         approve the issuance of convertible debentures and secured debentures;

•         elect or dismiss members of the board of directors and of the fiscal council, at any time;

•         receive the management’s accounts and approval of our financial statements, including the allocation of net profits;

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

In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

•         approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review of the reports;

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

•         approval of any agreement or amendment to any agreement, directly or indirectly, between us and/or our affiliates and any of our controlling shareholders or their relatives, members of our management or any of our controlled companies and affiliates, except those agreements executed in the ordinary course of business, which should be contracted on an arm’s-length basis (market conditions);

•         approval of any delisting from trading on any stock exchange or filings for new listings;

•         approval of any change in our dividend policy;

•         approval of any joint venture between us and third parties involving an individual investment or investments aggregated over a fiscal year in excess of the amount equivalent in reais to US$100.0 million or in excess of an amount equal to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher, provided that the joint venture was previously approved by our board of directors;

•         approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or amounts aggregated over a fiscal year in excess of the amount in reais equivalent to US$100.0 million, or in excess of an amount equal to 6% of our shareholders equity as determined in our latest annual balance sheet, whichever is higher; and

•         approval of any financial arrangement, including the lending or borrowing by us of funds and the issuance of non-convertible debentures in excess of an individual amount equal to two times our EBITDA of the preceding 12 months.

In relation to the matters described in the last two bullet points above, according to our by-laws, our board of directors has the following duties:

•         approval of any purchase, sale, disposal of or creation of any lien on any asset of ours or any other investment made by us in an individual amount or cumulated over a fiscal year in excess of the amount in reais equivalent to US$20.0 million or in excess of an amount equal to 1% and up to 6% of our shareholders equity as determined in its latest annual balance sheet, whichever is the higher; and

•         approval of any financial arrangement in excess of an individual amount equivalent to one half and up to two times our EBITDA of the preceding 12 months.

According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of certain specific rights, such as:

•         the right to participate in the distribution of profits;

•         the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described under “—Preemptive Rights on Increase in Preferred Share Capital”;

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

•         approve our participation in a group of companies (as defined in Brazilian corporate law);

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

Preemptive Rights on Increase in Preferred Share Capital

Under Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option program.  A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue.  A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise such right, except if otherwise determined by the by-laws or the shareholder meeting, and the right is negotiable.

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

Withdrawal Rights

Neither the common shares nor the preferred shares are redeemable.  Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares.  According to Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that our shareholders representing at least one-half of our issued and outstanding voting capital authorizes:

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

vii.    our participation in a group of companies as defined under Brazilian corporate law and subject to the conditions set forth therein;

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

BM&FBOVESPA operates a clearing house through CBLC.  CBLC is also responsible for settlement and custody of the shares.  The payment of dividends, bonuses and other corporate events is managed by “Central Depositária.” a branch of BM&FBOVESPA.

Other Dispositions

In addition to the provisions already described in this annual report, Brazilian corporate law and current regulations set forth, among others:

i.         upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

ii.        if provided for in the by-laws, disputes among our shareholders will be subject to arbitration; our by-laws currently do not provide for arbitration;

iii.      upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares taking into account the total number of outstanding shares;

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

10C.         Material Contracts

Casas Bahia

Below we summarize the shareholders’ agreement entered into among us, the Klein Family and Viavarejo. The summary is qualified by reference to the agreements that are filed as exhibits to this annual report.

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

This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration.  Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of the CMN, dated as of January 26, 2000, as amended, a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares.  In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Brazilian Tax Considerations”), the investor will also be subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution No. 2,689.  See “Item 10E.  Taxation — Brazilian Tax Considerations.”

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled.  In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 2,689, foreign investors must fulfill the following requirements before engaging in financial transactions:

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

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading.  Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under Resolution No. 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.  See “Item 10E.  Taxation — Brazilian Tax Considerations.”

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

Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03.  However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident.  As a result, gains on a disposal of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident in the event that Brazilian courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

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

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by a Non-Brazilian Holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

As a general rule, the gains realized as a result of a disposal of preferred shares or ADSs is the positive difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Brazilian Holder of ADSs and 2,689 Holder of preferred shares will continue or that it will not be changed in the future.

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

The recent enactment of the Normative Ruling no. 1,037/10, which sets forth the updated list of countries or jurisdictions deemed by Brazilian tax authorities to provide favorable taxation and privileged tax regimes, made evident the acknowledgement by tax authorities that tax legislation does not provide for a singular concept of “tax haven.”  Rather, there are cases of Low or Nil Taxation Jurisdiction and there are cases of Privileged Tax Regime, which must be analyzed separately.  The provisions of Law No. 11,727/08 that refer to the “Privileged Tax Regime” came into effect on January 1, 2009.

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

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for almost all foreign currency exchange transactions is 0.38%. Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a Non‑Brazilian Holder, as applicable) are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange; and (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

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

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, under current law, the U.S. dollar amount of dividends received in taxable years beginning on or before December 31, 2012 by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Beginning in taxable years after December 31, 2012, the maximum rate of taxation on dividends received by an individual U.S. holder with respect to the ADSs will be 20%. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating currency and interest rates.  We enter into cross-currency interest rate swaps to protect foreign currency exposure.  Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends.  Our realized and unrealized gains and losses on these contracts are included within “financial income” and “financial expense,” respectively.

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

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2012.  See note 20 to our financial statements included in this annual report.

	As of December 31, 2012
	Expected Maturity Date
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks in reais	490.6	-	-	-	-	-	490.6	490.6
Cash equivalents denominated in reais	6,595.6	-	-	-	-	-	6,595.6	6,595.6	100.6% of CDI
Total cash and cash equivalents	7,086.2	-	-	-	-	-	7,086.2	7,086.2

Liabilities:
Loans and financing Floating rate, denominated in US dollars	705.6	200.5	-	-	-	-	906.1	906.1	102.7% of CDI
Floating rate, denominated in reais	2,640.8	779.3	593.6	179.2	341.1	-	4,534.0	4,549.1	12.1%
Floating rate, denominated in reais	113.2	102.5	90.8	89.9	-	-	396.4	488.8	9.1% over TJLP
Floating rate, denominated in reais	83.1	37.1	40.2	24.8	60.4	-	245.6	245.6	4.8% of CDI
Total loans and financing	3,542.7	1,119.4	724.6	293.9	401.5	-	6,082.1	6,174.5
Debentures floating rate,
denominated in reais	668.7	1,148.0	2,593.4	-	-	-	4,410.1	4,402.2	108.9% of CDI
Total liabilities	4,211.4	2,267.4	3,318.0	293.9	401.5		10,492.2	10,576.7

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2010	2011	2012
CDI (1)	9.8%	11.6%	8.4%
TJLP (2)	6.0%	6.0%	5.5%

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

Since December 31, 2007 and through December 31, 2012, the U.S. dollar depreciated by 14.4% against the real, and as of December 31, 2012, the commercial market rate for purchasing U.S. dollars was R$2.044 to U.S.$ 1.00.  In the first quarter of 2013, the real appreciated  1.5% against the U.S. dollar, and as of April 17, 2013, the commercial market rate for purchasing U.S. dollars was R$1.99 to U.S.$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2012 included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$12.3 million as of December 31, 2012 compared to R$4.9 million as of December 31, 2011.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2012.

	Expected Maturity Date
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
US dollars (*)	705.6	200.5	-	-	-	-	906.1	906.1
Reais	2,837.1	918.9	724.6	293.9	401.5	-	5,176.0	5,268.4
Total loans and financing	3,542.7	1,119.4	724.6	293.9	401.5	-	6,082.1	6,174.5
Debentures
Reais	668.7	1,148.0	2,593.4	-	-	-	4,410.1	4,402.2
Total Debentures	668.7	1,148.0	2,593.4	-	-	-	4,410.1	4,402.2

____________

(*)   Originally US dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 19 to our financial statements included in this annual report.  As of December 31, 2012, the originally U.S. dollar-denominated debt of R$906.1 million and R$1,367.0 million as of December 31, 2011, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2013	2014	2015	2016	2017	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
U.S. dollars to reais	967.4	200.3	-	-	-	-	1,167.7	(122.3)	102.7% over CDI	3.8% over U.S. dollar

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

Fees Incurred Since January 1, 2012

From January 1, 2012 until December 31, 2012, the Company received from the depositary US$1.5 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports that it files or submits, under the Securities Exchange Act of 1934, was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to provide reasonable assurance that information required to be disclosed by us in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer, with the participation and assistance of other members of management, have evaluated the effectiveness, as of December 31, 2012, of the Company’s “disclosure controls and procedures,” as that term is defined in Rule 13a‑15(e) under the Securities and Exchange Act of 1934, as amended (“the Exchange Act”). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2012, are effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting did not undergo significant changes in its design or operation during the year.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.  For our management’s report on internal control over financial reporting, see page F-1 of this annual report.

The effectiveness of internal controls over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-2 of this annual report.

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

16C.         Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent registered public accounting firm for the fiscal year ended December 31, 2012 and Ernst & Young Terco Auditores Independentes S.S., or E&Y, acted as our independent registered public accounting firm for the fiscal year ended December 31 2011. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2012 and 2011, and a breakdown of these amounts by category of service:

	2011	2012(2)
	(in millions of R$)(1)
Audit Fees	7.8	7.8
Audit–Related Fees	0.4	0.5
Total	8.2	8.3

____________

(1)   Fees including out-of-pocket expenses.

(2)   Includes Ernest &Young Terco fees for work performed to Viavarejo.

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of our financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards and tax compliance review.

Pre-Approval Policies and Procedures

The Fiscal council approves all audit, audit-related, tax and other services provided by our independent accountants.  Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by the fiscal council prior to any engagement.  The fiscal council is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2012 and 2011, none of the fees paid to our independent accountants were approved pursuant to the de minimis exception.

16D.         Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we were required to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the board of directors that meets specified requirements or designate and empower our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).  In our assessment, our fiscal council is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A-3. For a further discussion of our fiscal council, our audit committee and the audit committee exemption, see “Item 6C.  Board Practices — Committees — Fiscal Council and Audit Committee.”

16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16F.         Change in Registrant’s Certifying Accountant:

Not applicable.

16G.        Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards.  As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies.  Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.  As a Brazilian company listed on BM&FBOVESPA, we are required to comply with the corporate governance standards set forth in Brazilian corporate law, and the rules of CVM.  The following is a summary of those differences.

Independence of Directors and Independence Tests

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.

While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence.  Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting.  Currently our board of directors consists of fifteen members elected by our shareholders, consisting of three representatives of the Diniz Group, eight representatives of the Casino Group, and four external directors.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  Brazilian corporate law does not have a similar provision.  According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management.  There is no requirement that non-management directors meet regularly without management.  As a result, the non-management directors on our board do not typically meet in executive session.

Our board of directors consists of fifteen members elected by our shareholders, all of whom are non-management directors.

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

We are not required under applicable Brazilian law to have a compensation committee.  Under Brazilian corporate law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

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

Brazilian corporate law requires companies to have a permanent or non-permanent fiscal council composed of three to five members who are elected at the general shareholders’ meeting.  If a non-permanent fiscal council is established, meetings of such fiscal council shall be convened upon request of shareholders representing a certain percentage of the share capital of the company, as set forth in the Brazilian corporate law.  The fiscal council operates independently from management and from a company’s independent auditors.  Its main function is to monitor the activities of management, review our quarterly financial information, examine our financial statements of each fiscal year and provide a formal report to our shareholders.

We have a non-permanent fiscal council that consists of three members and three alternates and which has ordinary meetings at least every three months.  Under Brazilian corporate law, the fiscal council shall be installed in case shareholders representing 10% or more of the preferred shares issued by the company requires its installation at the annual shareholders’ meeting. Our By-laws set forth that the board of directors can suspend the activities of our audit committee in case of the installation of the fiscal council. In this case, in order to comply with the exemption requirements that allow our fiscal council to act as an audit committee pursuant to SEC rules, our board of directors shall approve the delegation to the fiscal council of certain additional responsibilities and the fiscal council and the board of directors adopted an additional charter that delegates to the fiscal council the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian corporate law.  For further information on our fiscal council and audit committee, see “Item 6C.  Board Practices — Committees — Fiscal Council and Audit Committee.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.  Under Brazilian corporate law, shareholders must approve all stock option plans.  In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council or the audit committee, as the case may be, with ongoing assessments of the company’s risk management processes and system of internal control.  Our internal audit department and our internal control department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting.  The internal audit department reports to our Board of Directors and fiscal council or audit committee, as the case may be, and our internal control department reports to our chief financial officer.

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

16H.        Mine Safety Disclosure

Not applicable.

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
4.(b)(6)

Wilkes’ Shareholders’ Agreement dated as of November 27, 2006 among Sudaco Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(5)

4.(b)(7)

Companhia Brasileira de Distribuição Shareholders’ Agreement dated as of December 20, 2006 among Wilkes Participações S.A., Segisor, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, and Península Participações Ltda.(5)

4.(b)(8)

Conditional Put Option Agreement dated as of November 27, 2006 by and between Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Península Participações Ltda., AD Península Empreendimentos e Participações Ltda. and Casino Guichard Perrachon S.A. and Segisor.(6)

4.(b)(13)

Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Via Varejo S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.(7)

6.1	See note 32 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on September 15, 2005.
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on June 28, 2007.
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on June 23, 2009.
(7)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
*	Filed herewith.
+	Confidential treatment has been requested and granted for portions of this exhibit and submitted separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:  /s/ Enéas César Pestana Neto

Name:  Enéas César Pestana Neto

Title:  Chief Executive Officer

By:  /s/ Christophe Hidalgo

Name:  Christophe Hidalgo

Title:  Chief Financial Officer

Dated:  April 26, 2013

Companhia Brasileira de Distribuição Consolidated Financial Statements for the Year Ended December 31, 2012 and 2011

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2012 and 2011

Management´s Report on Internal Control over Financial Reporting

The management of Companhia Brasileira de Distribuição is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal controls over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Deloitte Touche Tohmatsu Auditores Independentes´s attestation report on the Company’s internal controls over financial reporting is included herein.

/s/ Enéas César Pestana Neto	/s/ Christophe José Hidalgo
Enéas César Pestana Neto	Christophe José Hidalgo
Chief Executive Office	Chief Financial Officer
Date: April 19, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited the accompanying consolidated balance sheet of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2012 and the consolidated results of their operations and their cash flows for the year ended, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company´s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2013, expressed an unqualified opinion thereon.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Company´s internal control over financial reporting based on our audit.

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

A Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company´s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company´s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year then ended and our report dated April 19, 2013, expressed an unqualified opinion thereon.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

April 19, 2013

Companhia Brasileira de Distribuição

Statements of income and comprehensive income

Years ended December 31, 2012, 2011 and 2010

(In thousands of reais, except earnings per share)

	Notes	2012	2011	2010

Net sales	28	50,924,461	46,594,486	32,091,674
Cost of sales	29	(37,120,732)	(33,935,134)	(24,241,476)
Gross profit		13,803,729	12,659,352	7,850,198
Operating expenses
Selling expenses	29	(8,360,114)	(7,936,647)	(4,866,289)
General and administrative	29	(1,753,859)	(1,683,097)	(950,959)
Depreciation and amortization		(798,354)	(678,377)	(446,129)
Other operating expenses, net	30	(33,014)	(258,693)	(127,867)
Operating profit		2,858,388	2,102,538	1,458,954
Net financial expenses	31	(1,192,873)	(1,332,708)	(823,001)
Share of profit in an associate	14	10,819	34,825	34,499

Profit before income and social contribution taxes		1,676,334	804,655	670,452

Income and social contribution taxes	22	(519,898)	(84,999)	(84,522)

Net income and comprehensive income		1,156,436	719,656	585,930

Attributable to equity holders of the parent		1,051,181	718,219	618,498
Attributable to noncontrolling interest		105,255	1,437	(32,568)
Net income and comprehensive income		1,156,436	719,656	585,930

Earning per ordinary share	32
Basic earnings per share attributable to ordinary equity holders of the parent		3.78	2.61	2.27
Diluted earnings per share attributable to ordinary equity holders of the parent		3.78	2.61	2.27

Earnings per preferred non-voting share
Basic earnings per share attributable to ordinary equity holders of the parent		4.15	2.87	2.50
Diluted earnings per share attributable to ordinary equity holders of the parent		4.12	2.85	2.48

See accompanying notes.

Companhia Brasileira de Distribuição

Balance sheet

December 31, 2012 and 2011

(In thousands of reais)

Assets	Notes	2012	2011
Current
Cash and cash equivalents	7	7,086,251	4,969,955
Trade accounts receivable, net	8	3,208,963	5,437,500
Other accounts receivable, net	9	221,477	279,621
Inventories	11	5,759,648	5,552,769
Recoverable taxes	12	871,021	907,702
Other receivables		103,324	128,845
Total current assets		17,250,684	17,276,392

Noncurrent assets
Trade accounts receivable, net	8	108,499	110,785
Other accounts receivable	9	556,397	538,069
Inventories	11	172,280	14,000
Recoverable taxes	12	1,231,642	729,998
Financial Instruments	20	359,057	304,339
Deferred income and social contribution taxes	22	1,078,842	1,249,687
Related parties	13	172,164	133,415
Restricted deposits for legal proceedings	24	952,294	737,688
Other receivables		61,892	36,898
Investments	14	362,429	340,122
Property and equipment, net	16	8,114,498	7,358,250
Intangible assets	17	4,975,556	4,939,361
Total noncurrent assets		18,145,550	16,492,612
Total assets		35,396,234	33,769,004

Certain amounts of 2011 were reclassified for better presentation and comparison. See note 2.

See accompanying notes.

Companhia Brasileira de Distribuição

Balance sheet

December 31, 2012 and 2011

(In thousands of reais)

Liabilities	Notes	2012	2011
Current
Trade accounts payable	18	6,803,240	6,278,757
Loans and financing	19	3,542,706	4,415,654
Debentures	19	668,444	501,844
Payroll and related charges		728,970	758,663
Taxes and contributions payable	21	650,761	332,416
Tax payable in installments	21	155,368	171,212
Related parties	13	81,641	27,878
Dividends payable	27	168,798	103,396
Payable related to acquisition of non-controlling interest	23	63,021	54,829
Financing related to acquisition of real estate		88,181	14,211
Rent payable		51,377	48,991
Deferred revenue	26	92,120	81,915
Other accounts payable		860,766	711,436
Total current liabilities		13,955,393	13,501,202

Noncurrent liabilities
Loans and financing	19	2,539,751	4,103,382
Debentures	19	3,741,353	2,137,518
Deferred income and social contribution taxes liability	22	1,137,376	1,114,873
Tax payable in installments	21	1,204,543	1,291,810
Provision for risks	24	774,361	680,123
Acquisition of non-controlling interest	23	158,201	188,602
Deferred revenue	26	471,665	381,406
Other accounts payable		345,640	275,663
Total noncurrent liabilities		10,372,890	10,173,377
Shareholders’ equity
Share capital	27	6,710,035	6,129,405
Reserves	27	1,784,690	1,495,868
Equity attributable to owners of the parent		8,494,725	7,625,273

Non-controlling interest		2,573,226	2,469,152

Total sharholders´equity		11,067,951	10,094,425

Total shareholders´ equity and liabilities		35,396,234	33,769,004

Certain amounts of 2011 were reclassified for better presentation and comparison. See note 2.

See accompanying notes.

Companhia Brasileira de Distribuição

Statement of Changes in Shareholders´ Equity

Years ended December 31, 2012, 2011 and 2010

(In thousands of reais)

		Capital Reserve				Profit Reserve				Non-controlling Interest	Total
Description	Share capital	Special goodwill reserve	Other equity instruments	Other Reserves	Granted Options	Legal	Expansion	Retained earnings	Equity attributed to owners of the parent

Balance at December 31, 2009	5,374,751	428,513	128,096	7,398	83,225	176,217	379,350	46,670	6,624,220	32,505	6,656,725

Capitalization of reserve	169,388	(83,908)	-	-	-	-	-	(85,480)	-	-	-
Stock option exercised	35,120	-	-	-	-	-	-	-	35,120	-	35,120
Treasury shares	-	-	-	-	-	-	-	4,040	4,040	-	4,040
Recognized granted options	-	-	-	-	27,920	-	-	-	27,920	-	27,920
Acquisition of noncontrolling interest-C.Bahia	-	-	-	-	-	-	-	-	-	2,477,333	2,477,333
Acquisition of noncontrolling interest-Sendas	-	-	(128,096)	-	-	-	-	(229,860)	(357,956)	-	(357,956)
Paid-In-Capital acquisiton NCB	-	-	-	-	-	-	-	243,055	243,055	-	243,055
Net income for the year	-	-	-	-	-	-	-	618,498	618,498	(32,568)	585,930
Appropriation of net income to reserve	-	-	-	-	-	(36,122)	322,572	(358,694)	-		-
Dividends	-	-	-	-	-	-	-	(171,575)	(171,575)		(171,575)

Balance at December 31, 2010	5,579,259	344,605	-	7,398	111,145	212,339	701,922	66,654	7,023,322	2,477,270	9,500,592

Capitalization of reserve	527,175	(105,675)	-	-	-	-	(379,350)	(42,150)	-	-	-
Stock option exercised	22,971	-	-	-	-	-	-	-	22,971	-	22,971
Recognized granted options	-	-	-	-	26,869	-	-	-	26,869	-	26,869
Participation of noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(9,555)	(9,555)
Gain (loss) in equity interest	-	-	-	-	-	-	-	4,470	4,470	-	4,470
Net income for the year	-	-	-	-	-	-	-	718,219	718,219	1,437	719,656
Appropriation of net income to reserve	-	-	-	-	-	35,910	460,558	(496,468)	-	-	-
Dividends	-	-	-	-	-	-	-	(170,578)	(170,578)	-	(170,578)

Balance at December 31, 2011	6,129,405	238,930	-	7,398	138,014	248,249	783,130	80,147	7,625,273	2,469,152	10,094,425

Capitalization of reserve	559,320	(200,905)	-	-	-	-	(322,572)	(35,843)	-	-	-
Stock option exercised	21,310	-	-	-	-	-	-	-	21,310	-	21,310
Recognized granted options	-	-	-	-	45,022	-	-	-	45,022	-	45,022
Gain (loss) in equity interest	-	-	-	-	-	-	-	1,502	1,502	1,051	2,553
Net income for the year	-	-	-	-	-	-	-	1,051,181	1,051,181	105,255	1,156,436
Appropriation of net income to Reserve	-	-	-	-	-	52,559	674,069	(726,628)	-	-	-
Dividends	-	-	-	-	-	-	-	(249,655)	(249,655)	(2,232)	(251,887)
Unclaimed dividends	-	-	-	-	-	-	-	92	92	-	92

Balance at December 31, 2012	6,710,035	38,025	-	7,398	183,036	300,808	1,134,627	120,796	8,494,725	2,573,226	11,067,951

See accompanying notes.

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands of reais)

	2012	2011	2010
Cash flow provided by operating activities

Net income for the year	1,156,436	719,656	585,930
Adjustment to reconcile net income
Deferred income tax	193,348	(57,118)	32,470
Depreciation and amortization	834,109	706,494	446,129
Share of profit in an associate	(10,819)	(34,825)	(34,499)
Adjustment to present value	(13,696)	22,427	(83,950)
Financial charges	1,099,034	965,557	239,473
Provision for risks	83,477	(4,798)	298,406
Bargain purchase gain	-	-	(351,718)
Share-based payment	45,022	26,869	27,920
Barter revenue	(158,280)	-	-
Deferred revenue	54,418	54,759	-
Gain (loss) on disposal of property and equipment	(11,805)	48,820	73,517
Allowance for doubtful accounts	(19,488)	37,004	56,541
Provision for obsolescence and losses and Breakage	(22,683)	23,903	25,657
Provision for disposals and losses of fixed assets	10,989	9,791	-
Others	(23,021)	-	(54,311)

Decrease (increase) in assets
Trade accounts receivable, net	2,296,663	(1,716,551)	733,423
Marketable securities	-	634,978	88,745
Inventories	(191,977)	(776,442)	(732,362)
Recoverable taxes	(575,266)	(506,651)	(171,574)
Restricted deposits for legal proceedings	(179,431)	(68,116)	(150,314)
Increase (decrease) in liabilities
Trade accounts payable	498,422	972,395	245,298
Payroll, related charges and taxes payable	100,779	169,477	(170,354)
Related parties	24,530	(189,360)	(941,274)
Financial instruments	(50,000)	114,365	108,404
Other liabilities	158,494	(24,571)	89,828

Net cash flow provided by operating activities	5,299,255	1,128,063	361,385

Companhia Brasileira de Distribuição

Statement of Cash Flows -- Continued

Years ended December 31, 2012, 2011 and 2010

(In thousands of reais)

	2012	2011	2010
Cash flow used in investing activities
Marketable securities	-	-	58,798
Acquisition of property and equipment	(1,308,951)	(1,262,640)	(1,296,464)
Acquisition of intangible assets	(84,443)	(191,635)	(196,714)
Sales of property and equipment	87,240	97,892	34,934
Net cash used by investing activities	(1,306,154)	(1,356,383)	(1,399,446)

Cash flow from financing activities
Capital increase	21,310	22,971	35,120
Net cash increase from acquisition	-	-	64,957
Financings:
Funding and refinancing	7,210,792	6,918,179	3.981,201
Payments	(7,976,686)	(4,772,162)	(1,204,381)
Interest paid	(913,098)	(336,126)	(182,813)
Acquisition of noncontrolling interest	(32,729)	(269,113)	(28,544)
Dividend paid	(186,394)	(183,468)	(151,412)

Net cash provided by (used in) financing activities	(1,876,805)	1,380,281	2,514,128

Net increase in cash and cash equivalents	2,116,296	1,151,961	1,476,067

Cash and cash equivalents at the end of year	7,086,251	4,969,955	3,817,994
Cash and cash equivalents at the beginning of year	4,969,955	3,817,994	2,341,927

The main non-cash transactions are disclosed in the notes 1 (c), 15 (ii), 16 (c) and (e), 22 a) and 27 (c) and (e).

See accompanying notes.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição (“Company” or “GPA”), operates in the food retailer, clothing, home appliances, eletronics and other products segment through its chain of hypermarkets, supermarkets, specializes and department stores, principally under the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Super”, “Mini-mercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia”, in addition to the e-commerce platforms “Casas Bahia.com”, “Extra.com” ,“Ponto Frio.com”, “Barateiro.com” and “Partiuviagens.com”. Its headquarters are located in São Paulo, SP, Brazil.

Founded in 1948, the Company had 151 thousand employees, 1,882 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprising of 55 warehouses located in 13 states at December 31, 2012. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”. Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), that on July 2, 2012 became a subsidiary of Casino Guichard Perrachon (“Casino”).

a)     Casino Arbitration

On May 30, 2011, Casino filed two arbitration requests in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce against Mr. Abilio dos Santos Diniz, Ms. Ana Maria Falleiros dos Santos Diniz D’Avila, Ms. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península Participações S.A. (“Península”).

On July 1, 2011, Casino filed another arbitration request in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce, with the abovementioned parties and the Company as the defendants.

On October 5, 2011, Mr. Abilio dos Santos Diniz, Ms. Ana Maria Falleiros dos Santos Diniz D’Avila, Ms. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península presented their responses to both arbitration requests and filed counter claims.

The arbitrations were unified into one single proceeding and an arbitration court composed of three members was established to settle the dispute. This first hearing of the aforementioned arbitration proceeding was held in São Paulo on May 9, 2012. The arbitration process, including the Counter Claims, is subject to a confidentiality clause and aims to ensure compliance with the Company’s shareholders´ agreement, Wilkes’ shareholders´ agreement and the law. On June 21, 2012, the Company raised an objection claiming that there is no reason for it to take part in this arbitration, as it is not a party to Wilkes’ Shareholders’ Agreement.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

b)    Wilkes’ corporate events

At the Extraordinary General Meeting held on June 22, 2012, the following members of the Board of Directors appointed by Casino were elected: Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves and Mr. Roberto Oliveira de Lima Casino, with Mr. Abilio dos Santos Diniz remaining as the chairman of the Board of Directors. After the changes approved in this  meeting, the new members of the Company's Board of Directors were: Mr. Abilio dos Santos Diniz (chairman), Mr. Antoine Marie Remi Lazars Giscard D’Estaing, Mr. Arnaud Strasser, Mr. Candido Botelho Bracher, Mr. Eleazar de Carvalho Filho, Mr. Fábio Schvartsman, Ms. Geyze Marchesi Diniz, Mr. Guilherme Affonso Ferreira, Mr. Jean Louis Bourgier, Mr. Jean‐Charles Henri Naouri, Mr. Luiz Augusto de Castro Neves, Mr. Pedro Henrique Chermont de Miranda, Mr. Pedro Paulo Falleiros dos Santos Diniz, Mr. Roberto Oliveira de Lima and Mr. Ulisses Kameyama. Ms. Ana Maria Falleiros dos Santos Diniz D’Avila and Mr. João Paulo Falleiros dos Santos Diniz were no longer members of the Company’s Board of Directors.

On the same date, Wilkes, the Company’s controlling shareholder, also held an Extraordinary General Meeting, which resolved to replace the chairman of its Board of Directors. Mr. Jean‐Charles Henri Naouri, Casino’s CEO, was appointed as the chairman of the aforementioned Board, a position previously occupied by Mr. Abilio dos Santos Diniz.

On July 2, 2012, Wilkes held another Extraordinary General Meeting, after which the membership of the Company's Board of Directors was as follows: Mr. Jean Charles Henri Naouri (chairman), Mr. Abilio dos Santos Diniz, Mr. Marcelo Fernandez Trindade and Mr. Arnaud Strasser. After these events Casino became the Company’s sole controlling shareholder.

c)     Corporate Reorganization

At December 28, 2012, the Extraordinary General Meeting approved a corporate reorganization with the purpose of obtaining administrative, economic and financial benefits for the Group, the base date of the restructuring were the balance sheets of subsidiaries at December 31, 2012. The reorganization consists of the merger by the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda. (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda. (“Novasoc”), in which the Company assigned 6.9% of Sé Supermercados in exchange for 17.25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), allocated to Sé. The same meeting also approved an increase of R$557,534 in the Company’s interest in Barcelona, without the issue of new shares, using the Company’s credits against this subsidiary.

The reorganization did not have impact on the consolidated financial statements, except for R$7,491 impact on the result for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

c) Corporate Reorganization -- Continued

On December 28, 2012, the Extraordinary General Meeting also approved an increase in the Company’s interest in Sendas Distribuidora amounting to R$1,100,000, without the issue of new shares, using the Company’s credits against this subsidiary.

d)    Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company hereby announces that it has received a letter from the International Chamber of Commerce – ICC notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), former controlling shareholders of Globex Utilidades S.A. (Ponto Frio network), currently denominated Via Varejo S.A. (“Via Varejo”).

The Proceeding is associated with claims arising from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (“Agreement”) for the acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Via Varejo, object of the Material Fact disclosed by the Company on June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceeding.

The Company understands that the request is groundless, given that the Agreement was fully complied with, as it will be demonstrated during the Proceeding.

Until the present date there were no developments in this arbitration, thus not causing any impact on these financial statements. The Company will maintain its shareholders and the market informed of any material developments regarding the Proceeding.

e)     Arbitration request Abílio dos Santos Diniz x Casino

On December 20, 2012, partner Abílio dos Santos Diniz informed the Company of the filing of an arbitration procedure against the Casino Group, whose terms are subject to a confidentiality obligation. The Company is not a party to the arbitration procedure.

f)     Restructuring of Via Varejo

On December 14, 2011 the Board of Directors of the Company approved a formal plan for closing 88 Ponto Frio stores, upon approval by the Anti-trust Agency (“CADE”), as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated employees, store owners, suppliers and others and recorded a provision for closing stores in the amount of R$34,700, R$20,700 of which related to the net amount of property and equipment and R$14,000 to other expenses related to the closure.

Of the 88 stores planned to be closed, the Company has closed 66 and has decided to maintain 8. At December 31, 2012 the Company had a provision for closing stores of R$7,289, related to the 14 stores planned to be closed and additional expenses that may be incurred by the stores already closed.

g)    Notice to the Market

Regarding works of external advisors informed on Notice to the Market on October 16, 2012, the Company believes there is no fact or effect that should be disclosed in these financial statements.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

2.    Basis of preparation

The consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the “International Accounting Standards Board (“IASB”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The consolidated financial statements are presented in Brazilian Reais, which is the functional and reporting currency of the Company and its subsidiaries.

The consolidated financial statements for the year ended December 31, 2012 was approved by the Board of Directors at April 19, 2013.

For better presentation and comparison, the following balances at December 31, 2011 were reclassified:

	2011	Paes Mendonça	Others	2011
				Reclassified
Assets:
Trade accounts receivables – noncurrent	555,841	(445,056)	-	110,785
Other accounts receivables – noncurrent	107,013	445,056	(14,000)	538,069
Inventories – noncurrent	-	-	14,000	14,000

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation

a)  Interest in subsidiaries, associates and joint ventures

Interest - %
	2012		2011
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	93.10	0.69
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	18.33	76.04
Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”)	-	-	9.04	1.06
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	94.36
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	-	93.10
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.00	1.00
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliários Ltda. (“GPA M&P”)	100.00	-	89.42	9.85
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	-
Auto Posto Império Ltda.	-	100.00	-	-
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	-
Auto Posto Duque Santo André Ltda.	-	100.00	-	-
Auto Posto Duque Lapa Ltda.	-	100.00	-	-
Duque Conveniências Ltda.	-	100.00	-	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	52.41	-	52.41
Ponto Frio Adm e Importação de Bens Ltda.	-	52.41	-	52.40
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.15
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A. (“E-Hub”)	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Saper Participações Ltda.	-	-	24.21	-
Sabara S.A	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	52.41	-	7.86
Associates and Joint Ventures:
Ponto Frio Leasing S.A.	-	-	-	26.21
Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”)	-	43.22	-	40.76
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	43.22	-	40.76

The interests were calculated based on the percentage held by GPA or its subsidiaries. The consolidation does not necessarily reflect such percentages as some companies have shareholders’ agreements that grant the control to the Company and are therefore fully consolidated.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

b)  Subsidiaries

The consolidated financial statements include the financial statements of all the subsidiaries directly or indirectly controlled by the Company.

Subsidiaries are all entities (including special purpose entities, in the case of the securitization funds) over which the Company has the power to govern financial and operating policies and, in general terms, holds shares equivalent to more than one half of the voting rights. The existence and the effect of potential voting rights currently exercisable or convertible are taken into account to determine if the Company controls another entity. Subsidiaries are fully consolidated as of the date of acquisition, which corresponds to the date on which the Company obtains control over them, and excluded from consolidation, if applicable, as of the date on which this control ceases to exist.

The financial statements of the subsidiaries are prepared on the same closing date as those of the Company, using consistent accounting policies. All intra-group balances, including revenue and expenses, unrealized gains and losses and dividends resulting from intra-group transactions, are fully eliminated.

Gains or losses arising from changes in equity interest in subsidiaries which do not result in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if that results in a deficit balance.

The mainsubsidiaries included in the consolidation comprise:

i.      Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated financial statements because the Company controls 99.98% of Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under Novasoc’s Bylaws, its net income allocation is not necessarily required to be proportional to the interest held in the company.

ii.     PAFIDC and Globex FIDC

The Company consolidates the financial statements of PAFIDC and GlobexFIDC, which represent investment funds established for the exclusive purpose of securitizing the Company’s and its subsidiaries’ receivables. The consolidation is justified by the fact that default risks and custody and administration expenses related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

In the year ended December 31, 2012, PAFIDC and GlobexFIDC were restructured. See Note 10.

iii.   Via Varejo

The Company controls Via Varejo through a 52.41% voting interest, therefore, fully consolidating it in its financial statements. Via Varejo sells electronic products, operating under the brands “Ponto Frio” and “Casas Bahia”. The company also operates in e-commerce through its subsidiary Nova Pontocom, selling products to final consumers at www.extra.com.br, www.pontofrio.com.br  , www.casasbahia.com.br,  www.barateiro.com.br  and www.partiuviagens.com.br.

iv.  Sendas

The Company directly or indirectly holds a 100% interest in Sendas, a food retail company that operates mainly in the state of Rio de Janeiro.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

b)    Subsidiaries--Continued

v. GPA M&P

In 2011, the Company began organizing GPA M&P, a subsidiary whose purpose is to manage and operate its real estate assets.

c)     Associates – Ponto Frio Leasing S.A.

BINV’s Extraordinary General Meeting of December 30, 2011 approved the full merger of the Ponto Frio Leasing S.A. based on the balance sheet of November 30, 2011, that occurred on April 13, 2012 upon approval by the Central Bank of Brazil - BACEN.

d)    Associates - BINV and FIC

The Company’s investments in its associates FIC and BINV, entities that directly finance sales to GPA customers, are a result of a partnership between Banco Itaú Unibanco S.A (“Itaú Unibanco”), GPA, and Via Varejo. These investments are accounted for under the equity method, since it is an entity in which the Company has significant influence, but not control, neither the power to make prevailing operational and financial decisions regarding BINV and FIC.

The income statement for the year reflects the share of the results of operations of the associates. Whenever a change is recognized directly in the associates’ equity, the Company recognizes its contribution in said eventual changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associates are eliminated proportionally to the interest in the associates.

The share of profit of associates is shown on the face of the income statement as share of profit in an associate. The financial statements of the associates are prepared for the same closing date as the parent company, and when necessary, adjustments are made to adjust the accounting policies in line to those of the Company.

After applying the equity method, the Company determines whether it is necessary to recognize an impairment loss related to the Company’s investment in associates. On each reporting date, the Company determines whether there is any evidence that its investment in associates will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment’s recoverable amount and its carrying amount and records this loss in the income statement for the year.

Upon loss of significant influence over the associates, the Company measures and recognizes any remaining investment at its fair value. Any differences between the carrying amount of the associates upon loss of significant influence and the fair value of the remaining investment and write-off results are recognized in the income statement for the year.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

e)     Interest in joint venture - Bartira

       The Company has an indirect interest in a joint venture named Bartira, in which GPA holds a 25% interest through its subsidiary NCB while the Klein family holds the remaining 75% through Casa Bahia Comercial Ltda. (“Casa Bahia”). These parties signed a partnership agreement that establishes the joint control of the entity’s operating activities.

The agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. The joint venture financial statements are prepared for the same period adopted by the Company. Adjustments are made when necessary to bring the accounting policies in line with of the Company.

The main lines of Bartira’s condensed financial statements are shown below, it should be noted that the Company proportionately consolidates 25% of Bartira.

	2012	2011

Current assets	157,196	130,564
Noncurrent assets	73,244	60,258
Total assets	230,440	190,822

Current liabilities	111,550	87,216
Noncurrent liabilities	16,440	1,177
Equity	102,500	102,429
Total liabilities and equity	230,440	190,822

Income
Net revenue from sales and services	464,048	473,838
Earnings before income tax	5,516	23,387
Net income for the year	68	14,619

4.    Significant accounting practices

a)     Financial instruments

Financial instruments are recognized on the trade date and recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each category of financial assets and liabilities.

Note 20 disclose the fair value of the financial instruments and provides additional details on their measurement.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company within the scope of IAS 39 are classified according the purpose for which they were acquired or contracted for the following categories: (i) assets measured at fair value through profit or loss; ii) loans and receivables and investments held to maturity. The Company determines the classification of their financial assets at inception.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(i)             Financial assets -- Continued

Initial recognition and measurement -- Continued

Financial assets are initially recognized at fair value through profit or loss and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company include cash and cash equivalents, trade accounts receivables, related-party receivables, restricted depositi from legal proceedings and derivative financial instruments.

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: are measured at fair value at the end of balance sheet date. Interest rates, monetary restatement, exchange rate variation and variations arising from the fair value valuation are recognized in the income statement for the period as financial income or expenses, when incurred.

•         Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, they are measured using the amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange rate variation, less depreciation, as applicable, are recognized in the income statement as financial income or expenses, when incurred; and

•         Held-to-maturity financial assets: financial assets that cannot be classified as loans and receivables as they are quoted in an active market. In this case, these financial assets are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned against profit or loss for the year using the effective interest rate method.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(i)    Financial assets -- Continued

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•         The rights to receive cash flows has expired; and

•         The Company have transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset, or (b) the Company has neither transferred nor retained substantially all the risk and benefits related to the assets, but has transferred its control.

When the Company has transferred its rights to receive cash flows an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits related to the asset or transferred control of the asset, the asset is maintained and recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment of financial assets

At the end of the reporting periods, the Company assesses whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered when there is objective evidence resulting from one or more events occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets, which can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when these data indicate a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(i)    Financial assets -- Continued

Impairment of financial assets -- Continued

Specifically in relation to financial assets held to maturity, the Company, firstly, verify whether there is objective evidence of impairment loss individually for financial assets that are individually significant, or collectively for assets that are not individually significant. Should the Company determine the nonexistence of objective evidence of impairment loss of a financial asset measured individually – whether or not this significant loss – the Company classifies a group of financial assets with credit risk characteristics similar which are evaluated collectively. The assets individually assessed as to impairment loss, or for which the impairment loss is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement. In the case of loans or investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement. If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as loans, borrowings, derivatives financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value, and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include loans and financing, debentures and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

b)    Foreign currency transactions

Foreign currency transactions are initially recognized at fair value on the date of the currencies corresponding to the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to the market price at the balance sheet dates. Differences arising on payment or translation of monetary items are recognized in financial income.

c) Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value at each balance sheet date. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the years of the financial reports for which they were designated.

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

c) Hedge accounting -- Continued

The following are recognized as fair value hedges, in accordance with the procedures below:

•         The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       For fair value hedges relating to items accounted for at amortized cost, the adjustment to the carrying amount is amortized in profit or loss over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk;

•        If the hedge item is derecognized, the unamortized fair value is immediately recognized in profit or loss; and

•         In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI x Yen, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method

d)    Cash and cash equivalents

       Cash and cash equivalents consist of cash, checking account and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, intention and possibility to be redeemed in the short term.

e)    Trade accounts receivable

Trade accounts receivable are stated and maintained at their nominal sales amounts less allowance for doubtful accounts, which is recorded based on the risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivable refers to non-derivative financial assets with fixed payments or which may be calculated, without quotation on the active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest rate method (“EIR”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIR. The EIR amortization is included in the net financial result in the income statement. Impairment expenses are recognized in the income statement.

Accounts receivable from vendors are related to bonuses and discounts granted by vendors, established in agreements and calculated over purchase volumes, marketing initiatives, freight cost reimbursement and others.

At each balance sheet date, the Company evaluates if the financial assets or group of financial assets presented impairment.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.      Significant accounting practices -- Continued

f)     Inventories

       Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses, obsolescente and breakage, which is periodically reviewed and evaluated as to it is adequacy.

g)    Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded the result in so far as the corresponding inventories are sold, and comprise volume, logistics services and individual negotiations for the recovery of the margin or marketing agreements and others.

h)     Present value adjustment of assets and liabilities

       Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective market or implied interest rates.

       Interest rates embedded in revenue, expenses and costs associated with said assets and liabilities are adjusted for appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of the rule against the financial result.

       The adjustment to present value of purchase is recorded under “Trade accounts payable” and “Inventories” and its reversal has its counterpart in the “Finance expenses” for the fruition of term, in the case of suppliers, and the realization of inventories in relation to amounts recorded in them. The present value adjustment of installment sales has its counterpart the caption “Trade accounts receivables” and its realization is recorded in “Interest income” for the fruition of term.

i)   Impairment of non-financial assets

Impairment testing is designed, so the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company.

The Company test their tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.      Significant accounting practices -- Continued

i)   Impairment of non-financial assets — Continued

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount, the estimated future cash flow is discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future years.

j)      Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate - %

Buildings	2.5%
Improvements	4.9%
Data processing equipment	21.8%
Software	12.0%
Facilities	9.5%
Furniture and fixtures	10.7%
Vehicles	27.7%
Machinery and equipment	9.3%
Decoration	20.0%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Eventual gains or losses arising from the write off of the assets are included in the income statement.

The residual value, the useful life of assets and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets and intangible assets in fiscal year 2012 and concluded that there are no changes to be made.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

k)  Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year they occur.

l)  Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), list of customers, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their 10-year definite useful lives.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash generating unit. The assessment is reviewed annually to determine whether indefinite life remains valid. Otherwise, life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and the carrying amount of the asset, being recognized in the income statement in the year when the asset is written off.

m) Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current. The deferred tax assets and liabilities are classified as “noncurrent”, net by entity.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

n)     Leases

An arrangement is or contains a lease if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The capitalization of store improvements and remodelings are also taken into account.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on an accrual basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are assessed.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the years in which they are earned.

o)    Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement.

p)    Dividend distribution

       Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders. Company also receives dividends from its subsidiaries, joint ventures and subsidiaries, once approved by the Board of Directors.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

q)    Deferred revenue

Deferred revenue is recognized by the Company through the receipts of amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service in the sale of these warranties jointly with the business partners.

r)     Equity

       Common and preferred shares are classified as equity.

       When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital reserves.

s)     Share-based payment

       Employees (including senior executives) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

s)     Share-based payment -- Continued

       Each year’s expenses or income represent the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

Where an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year. This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (See Note 32).

t)     Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator: income for the year; and

•       denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

u)     Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage. Specifically these cases, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       By the acting as the Company's stipulator in insurance extended warranty, financial protection insurance, personal accident insurance, intermediary sales technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in income when probable that the economic benefits will flow to the Company and its values can be measured reliably.

b)    Service revenue

       Service revenue mainly derives from services provided in stores, such as photo printing and financial intermediation and extended warranty. This revenue is recognized when these services are rendered.

c) Finance service revenue

As activity of customer financing is an essential part of Company´s business. All financial instruments measured at amortized cost, revenue or expense is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, the net book value of the asset. Interest income is included under financial services, composing the Company's gross profit in the income statement.

d)    Interest income

       For all financial instruments measured at amortized cost, interest income or expenses are recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the barter of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

u)     Determination of net income -- Continued

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventories and logistics costs.

Bonuses received from vendors are measured based on contracts and agreements signed with vendors.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

      General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, IT and financial areas.

(v)   Other operating expenses, net

      Other operating income and expenses correspond to the effects of major events occurring during the year that do not meet the definition for the other income statement lines.

 (vi) Financial result

Financial expenses include substantially all expenses generated by net debt and receivables securitization during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discounting adjustments.

          Finance income includes income generated by cash and cash equivalents and judicial deposits, gains related to the measurement of derivatives at fair value.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

v)     Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet dates between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax losses, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

v)     Taxation  -- Continued

Other taxes

Revenue from sales and services is subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”), and are presented as deductions from sales in the income statement.

Sales taxes

Revenue and expenses are recognized net of taxes, exceptwhere the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

w)    Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in the acquired company’s identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to the appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

Should the business combination occur in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquired company is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

w)    Business combinations and goodwill -- Continued

Goodwill is initially measured at cost and the excess between the consideration transferred and the non-controlling interest in acquired assets and assumed liabilities recognized. If this payment is lower than the fair value of the acquired subsidiary’s net assets, the difference is recognized in profit or loss as gain from advantageous purchase.

After initial recognition, goodwill is measured at cost, less eventual impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units that will benefit from the business combination, regardless of whether other assets or liabilities of the acquired company will be assigned to these units.

When goodwill is part of a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash generating unit which was maintained.

x)     Pension plan

       The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to IAS 19. A defined contribution plan is a pension plan whereby the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

y)     Customer loyalty programs

       These are used by the Company to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company grants them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services.

       The Company estimates the fair value of the points granted according to the “Programa Mais” customer loyalty plan by applying statistical techniques, considering the maturity of the plan defined in the regulations.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

5.      Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s financial statements include the following standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective:

IFRS 9 – Financial instruments – Classification and Measurement  - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on the way an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method to determine asset impairment.  This standard is effective for annual periods beginning on or after January 1, 2015, and the Company does not expect any significant impact as a result of the adoption.

IFRS 10 – Consolidated financial statements) - IFRS 10 replaces SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. This standard includes a new definition of control that contains three elements: a) power over the investee; b) exposure or right to variable returns from its interest in the investee; and c) the ability to use its power over the investee to affect investor returns. This standard is effective for annual periods beginning on or after January 1, 2013, and the Company does not expect any significant impact as a result of the adoption.

IFRS 11 – Joint arrangements) - IFRS 11 replaces SIC 13 and IAS 31 and applies to jointly-controlled entities. In accordance with this standard, partnership agreements are classified as joint operations or joint ventures based on the rights and obligations of the parties to these agreements. Joint ventures should be accounted for by the equity method, while joint-controlled entities may be accounted for by the equity method or by the proportionate accounting method. This standard is effective for annual periods beginning on or after January 1, 2013. The Company analyzed the content of this standard, and its application will impact the Bartira joint venture, which, on January 1st, 2013, will cease to proportionally consolidate the statements of financial position and income (as shown in note 3e) and preliminarily, the Company evaluates the possibility of accounting by the equity method.

IFRS 12 – Disclosure of interests in other entities  - IFRS 12 addresses the disclosure of interests in other entities and is intended to enable users to know the risks, nature, and effects of said interests on the financial statements. This standard is effective for annual periods beginning on or after January 1 2013, and the Company does not expect any significant impact as a result of the adoption.

IFRS 13 – Fair value measurement  - IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures (and measurements, such as fair value less cost of sales, based on fair value or disclosures relating to these measurements). This standard is effective for annual periods beginning on or after January 1, 2013, and the Company does not expect any significant impact as a result of the adoption.

IASB issued clarifications on IFRS standards and amendments. Below are the main amendments:

•         IAS 1 – Presentation of financial statements  – presentation of items under “Other comprehensive income”, whose amendment is effective for annual periods beginning on or after July 1, 2012. This standard did not affect the Company’s financial statements;

•         IAS 27 – Consolidated and separate financial statements  – as a result of the future application of IFRS 10 and 12, what remains in this standard is restricted to the accounting for of subsidiaries, jointly-controlled entities and associates in separate financial statements, whose amendment is effective for annual periods beginning on or after January 1, 2013, and the Company does not expect any significant impact as a result of the adoption.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

5.      Standards issued but not effective yet -- Continued

•         IAS 28 – Investments in associates  – as a result of the future application of IFRS 11 and 12, this standard is now IAS 28 – Investment in associates and joint ventures and describes the application of the equity method for investments in joint ventures, in addition to investments in associates, whose amendment is effective for annual periods beginning on or after January 1, 2013. The Company analyzed the content of this standard, and its application will impact the Bartira joint venture, which, on January 1st, 2013, will cease to proportionally consolidate the statements of financial position and income (as shown in note 3e) and preliminarily, the Company evaluates the possibility of accounting by the equity method.

•         IAS 32 – Financial instruments – Disclosure  - adds guidance on offsetting financial assets and financial liabilities, which the amendment is effective for annual periods beginning on or after January 1, 2014, and the Company does not foresee any significant effect as a result of its adoption

There are no other standards or interpretations issued and not yet adopted that Management believes may have a material impact on the Company’s profit or loss or equity.

6.    Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the parent company and consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future years. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

a)  Financial lease commitments – Company as a lessee

       The Company has entered into commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

b) Impairment

According to the method disclosed in note 4 (i), the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2012, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment, consisted of allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generanting Units – UGC (stores). The steps of the test were as follows:

•         Step 1: compared the carrying amount of UGCs with a multiple of sales (30%), representing transactions between food retail companies. For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepare the discounted cash flow of UGC, using sales growth of between 5.1% and 6.7% until the 5th year, and growth of 2% above inflation for the 6th year onwards. The discount rate used was 10.8%.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions--Continued

c)     Income taxes

Given the nature and complexity of the Company’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the losses. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

       The Company and its subsidiaries’ tax losses carryforward amounting to a tax benefit of R$796,771 at December 31, 2012 (R$764,524 at December 31, 2011). These losses do not expire, therefore their use is limited by law to 30% of taxable income for each year.

Further details on taxes are disclosed in Note 22.

d)    Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement IAS39, which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods, without deducting transaction costs. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices.  These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable. When these inputs are not available, judgment is required to determine the fair value. This judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions--Continued

e)     Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in Note 27 f).

f)    Provision for risks

The Company is part to several judicial and administrative proceedings, see note n° 24. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management believes that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

7.    Cash and cash equivalents

	CDI (a)	2012	2011

Cash on hand and bank accounts		490,616	399,133

Financial investments:
Itaú BBA	100.2%	1,430,672	1,001,876
Itaú – Fundo Delta	101.1%	1,831,692	1,738,612
Banco do Brasil	101.5%	1,376,813	631,716
Bradesco	102.7%	1,496,352	852,626
Santander	102.5%	62,692	110,996
Caixa Econômica Federal	98.7%	4,104	2,812
Votorantim	100.8%	5,850	7,433
Safra	100.7%	337,682	156,317
Other	(b)	49,778	68,434
		7,086,251	4,969,955

(a)   Financial investments at December 31, 2012 and 2011 earn interest by the Interbank Deposit Certificate – CDI rate.

(b)   Refer to automatic investments at the end of each months.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable

	2012	2011

Credit card companies (a)	421,384	454,648
Sales vouchers	181,251	151,311
Consumer finance - CDCI (b)	2,078,439	1,937,410
Consumer finance – Bradesco	-	25,606
Credit sales with post-dated checks	4,004	4,010
Trade accounts receivable from wholesale customers	30,016	49,106
Trade accounts receivable – FIDCs (c)	-	2,558,726
Private label credit card – interest-free installment payments	22,360	19,214
Trade accounts receivable from related parties	-	-
Accounts receivable from vendors (f)	571,549	447,398
Adjustment to present value (d)	(5,488)	(10,823)
Allowance for doubtful accounts (e)	(189,492)	(210,970)
Others receivables	94,940	11,864
Current	3,208,963	5,437,500

Consumer finance – CDCI	117,487	117,783
Allowance for doubtful accounts (e)	(8,988)	(6,998)
Noncurrent	108,499	110,785
	3,317,462	5,548,285

a)     Credit card companies

Credit card sales are receivable from the credit card management companies. In the subsidiaries Via Varejo, NCB and Nova Pontocom, credit card payments related to the sale of home appliances are receivable in installments of up to 24 months. Such receivables are sold to banks or credit card companies in order to obtain working capital. The average rate used in 12 months for these sale transactions was 110.00% of the CDI (“Cerificado de Depósito Interbancário).

b)    Consumer finance – CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, are substantially less thas 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations. (see Note 19).

c)     Trade accounts receivable - FIDCs

The Company and its subsidiaries carry out securitization operation of their credits rights, mainly represented by credit sales, voucher sales and receivables from credit card companies, with PAFIDC and Globex FIDC. The accumulated volume of operations was R$9,681,225 at December 31, 2012 (R$9,477,372 at December 31, 2011) for PAFIDC and R$3,331,757 (R$3,948,543 at December 31, 2011) for Globex FIDC, in which the responsibility for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$107,409 at December 31, 2012 (R$126,781 at December 31, 2011) for PAFIDC and R$101,068 (R$153,373 at December 31, 2011) for Globex FIDC, recognized as financial expenses in the income statement.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable -- Continued

c)     Trade accounts receivable – FIDCs -- Continued

       Services rendered, which are not remunerated, include credit analysis and assistance by the collection department to the fund’s manager.

       There are no more receivables balances in PAFIDC and Globex FIDC at December 31, 2012 (R$928,225 in the parent company and R$2,591,148 in the consolidated at December 31, 2011) The balance of portfolio PAFIDC was settled on December 26, 2012 and the balance of portfolio of Globex FIDC was settled on December 14, 2012.

Considering the restructuring of the funds described in Note 10, in December 2012, the Company sold R$491,302 receivables from credit card providers, banks or directly to operators, without any right of recourse or obligation related. The average rate used for these sales transactions were 109.00% of CDI.

d)    Adjustment to present value

The discount rate used by the subsidiary NCB considers current market valuations of the time value of money and the asset's specific risks. Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In the year ended December 31, 2012 these rates averaged 0.72% per month (0.97% per month at December 31, 2011).

e)     Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses, complemented by the Company’s estimates of probable future losses:

	2012	2011

At the beginning of the year	(217,968)	(180,964)
Allowance recorded	(324,720)	(273,279)
Amounts recovered	258	2,055
Allowance write-offs	343,950	234,220
At the end of the year	(198,480)	(217,968)

Current	(189,492)	(210,970)
Noncurrent	(8,988)	(6,998)

Below we present the composition of receivables on a gross basis by maturity period:

		Falling due	Past-due receivables
	Total		<30 days	30-60 days	61-90 days	>90 days
2012	3,515,942	3,338,809	91,796	32,820	21,823	30,694
2011	5,766,253	5,577,771	116,461	34,586	22,491	14,944

f)     Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

9.    Other accounts receivable

	2012	2011

Accounts receivable related to sale of property and equipment	78,821	58,686
Cooperative advertising with vendors	51,939	50,617
Advances to suppliers	10,396	7,885
Amounts to be reimbursed	102,427	122,070
Accounts receivable from services rendered	3,189	4,430
Rental receivable	17,630	14,896
Other accounts receivable – PAFIDC	-	62,412
Loans to employees	10,004	8,208
Boa Esperança Supermarket	-	8,393
Sendas S.A.	-	19,144
Accounts receivable – Paes Mendonça (a)	484,008	445,056
Other	19,460	15,893
	777,874	817,690

Current	221,477	279,621
Noncurrent	556,397	538,069

a)     Accounts receivable – Paes Mendonça

       Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these trade accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of the trade accounts receivable is linked to the lease agreements, which expire in 2014.

10.   Receivables securitization fund

At December 2012, GPA transferred a part of its credit card receivables and sales voucher with two receivables securitization funds established for this purpose, the Globex FIDC and PAFIDC.

At December 31, 2011, the capital structure of PAFIDC comprised 10,295 senior quotas held by third parties (“Banco Rabobank”), in the amount of R$1,235,901, representing 89.90% of the fund’s equity, and 2,864 subordinated quotas held by the Company (CBD) and its subsidiaries, in the amount of R$138,849, representing 10.10% of the fund’s equity. The subordinated quotas were assigned to the Company, and were recorded in noncurrent assets as participation in the securitization fund, with the amount of R$124,276.

At December 31, 2011, the capital structure of GlobexFIDC comprised 11,666 senior quotas held by third parties (investors in the capital market), in the amount of R$1,184,522, representing 85.00% of the fund´s equity and 1,910 subordinated quotas held by the Via Varejo, in the amount of R$209,068, representing 15.00% of the fund´s equity.

The interest held in subordinated quotas represented the maximum exposure to securitization losses.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

10.   Receivables securitization fund -- continued

The interest rate of senior quotas is as follows:

		2012		2011
Quotaholders	Amount	CDI rate	Redeemable balance	CDI rate	Redeemable balance

Senior A – PAFIDC	5,826	-	-	108.00%	758,660
Senior B – PAFIDC	4,300	-	-	108.00%	207,614
Senior C – PAFIDC	169	-	-	108.00%	269,627
Senior – 1st series – Globex FIDC	11,666	-	-	107.75%	1,184,522
			-		2,420,423

Current			-		1,235,901
Noncurrent			-		1,184,522

Subordinated quotas have the risk of absorbing any losses on receivables transferred and any losses attributed to the fund. The holders of senior quotas have no right of recourse against the other assets of the Company and its subsidiaries in the event of customer default.

2012 fund restructuring

In order to change its policy of sales of receivables, the Company negotiated changes to its receivables funds, as follows:

a)     PAFIDC: There was a change in the bylaw of PAFIDC approved at the General Meeting of Shareholders of December 21, 2012. in which the Company no longer has interest or obligation to the Fund. The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated on December 26, 2012.

b)    Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed on December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and on December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas will be redeemed, thus concluding the process of liquidation of the fund during the first quarter 2013.

With this restructuring Via Varejo began carrying out the operation of sale of the receivables, as described in note 8 c).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories

	2012	2011

Stores	2,890,345	3,489,429
Distributions centers	3,037,565	2,292,992
Inventories in construction (d)	172,280	14,000
Bonus in inventories (a)	(99,453)	(130,304)
Provision for obsolescence/losses and breakage (b)	(53,126)	(75,809)
Present value adjustment (c)	(15,683)	(23,539)
	5,931,928	5,566,769

Current	5,759,648	5,552,769
Noncurrent	172,280	14,000

a)     Bonuses in inventories

The Company records bonuses received from vendors in the income statement as the inventories, that gave rise to the bonuses are realized.

b)   Provision for obsolescence/losses and breakage

	2012	2011

At the beginning of the year	(75,809)	(51,906)
Additions	(59,311)	(271,810)
Write-offs	81,994	247,907
At the end of the year	(53,126)	(75,809)

c)     Present value adjustment – Via Varejo

The adjustment to present value of inventories refers to the corresponding entry of the adjustment to present value of the trade accounts payable of the subsidiary NCB. For the Company and other subsidiaries, Management did not record the present value adjustment since the operations are short term and it considers the effect of said adjustments to be irrelevant when compared to the financial statements taken as a whole.

d)    Inventories of real estate units under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units (Note 28).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes

	2012	2011

Taxes on sales	609,977	434,531
State value-added tax on sales and services - ICMS recoverable (a)	575,236	262,242
Social Contribution Tax on Gross Revenue for the Social Integration Program and Social Contribution Tax on Gross Revenue for Social Security Financing - PIS/COFINS recoverable	34,741	172,289

Income tax	115,635	250,691
Financial investments	70,157	171,066
Other	45,478	79,625

Other	145,409	222,480
ICMS recoverable from property and equipment (a)	23,175	52,733
ICMS tax substitution (a)	88,261	94,291
Social Security Contribution - INSS	29,338	43,497
Other	4,753	33,199
Present value adjustment (a)	(118)	(1,240)
Current	871,021	907,702

Taxes on sales	1,144,790	687,925
ICMS recoverable (a)	994,077	677,095
PIS/COFINS recoverable	150,713	10,830

Other	86,852	42,073
ICMS recoverable from property and equipment (a)	6,679	55,306
Present value adjustment (a)	(680)	(13,233)
Social Security Contribution - INSS	80,853	-
Noncurrent	1,231,642	729,998

	2,102,663	1,637,700

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

12. Recoverable taxes -- Continued

(a) The full realization of ICMS over the next five years will occur as follows:

Up to one year	686,554
2014	535,329
2015	335,118
2016	99,788
2017	29,841
1,686,630

Management expects to realize its tax credit in its normal operation, based on a technical feasibility study on the future realization of the ICMS tax, considering the expected future off-set of debits arising from the operations. This study was prepared based on information extracted from the strategic planning approved by the Board of Directors of the Company.

13.   Related parties

a)      Sales, purchases of goods, services and other operations.

	2012	2011
Suppliers
Associates:
FIC	13,673	10,679
Dunnhumby (xi)	20	186
Joint Ventures:
Indústria de Móveis Bartira Ltda. (x)	35,984	58,158
Others related parties:
Globalbev Bebidas e Alimentos	3,422	3,012
Bravo Café	213	231
Fazenda da Toca Ltda. (xii)	560	254
Sykué Geração Energia	341	-
Axialent Consultoria (xvi)	-	310
	54,213	72,830

Purchases
Joint Ventures:
Indústria de Móveis Bartira Ltda. (x)	449,392	348,392
Others related parties:
Globalbev Bebidas e Alimentos	14,175	9,992
Bravo Café	1,600	1,209
Sykué Geração de Energia (vii)	13,748	22,318
Fazenda da Toca Ltda. (xii)	6,934	2,375
	485,849	384,286

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations -- Continued

	2012	2011
Assets
Controller
Casino (i)	-	7,898
Subsidiary:
Rede Duque (xvii)	472	-
Associates:
FIC (iv)	-	3,634
Others related parties:
Vedra	-	-
Casa Bahia Comercial Ltda. (v)	103,236	55,243
Management of Nova Pontocom (vi)	37,082	34,209
Audax SP (ix)	22,335	20,728
Audax Rio (ix)	6,957	9,378
Other	2,082	2,325
	172,164	133,415
Liabilities
Controller
Casino (i)	1,242	-
Fundo Península (ii)	16,218	15,772
Associates:
FIC (iv)	1,742	11,764
Joint Ventures
Indústria de Móveis Bartira Ltda. (x)	62,439	-
Others related parties:
Casa Bahia Comercial Ltda. (v)	-	342
	81,641	27,878

	2012	2011
Revenue (expenses)
Controller
Casino (i)	(5,511)	(5,061)
Fundo Península (ii)	(156,707)	(148,460)
Diniz Group (iii)	(18,974)	(18,776)
Wilkes Participações (xv)	(2,803)	(2,259)
Subsidiary:
Audax SP (ix)	(13,172)	(13,340)
Audax Rio (ix)	(13,834)	(13,603)
Associates:
FIC (iv)	19,272	1,842
Dunnhumby (xi)	(807)	(334)
Joint Ventures
Indústria de Móveis Bartira Ltda. (xiii)	(139)	-
Others related parties:
Sykué Consultoria em Energia Ltda. (viii)	(2,019)	(382)
Casa Bahia Comercial Ltda. (v)	(152,033)	(141,183)
Management of Nova Pontocom (vi)	2,873	3,555
Axialent Consultoria (xvi)	(1,840)	(2,921)
Habile Segurança e Vigilância Ltda (xiv)	(30,117)	(38,719)
Pão de Açúcar Indústria e Comércio (xiii)	(8,400)	(8,400)
	(384,211)	(388,041)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations -- Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

i.     Casino:  Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2,727 thousand, it transfers administrative and financial expertise. This agreement is effective for seven years, with automatic renewal for an indeterminate term. As of the seventh year, the annual payment will total US$1,818 thousand. This agreement was approved by the Extraordinary General Meeting held on August 16, 2005.

ii.   Fundo Península: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

iii.  Diniz Group: lease of 15 properties to the Company and 2 properties to Sendas.

iv.  FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products (ii) financial expenses related to the sale of receivables (named “financial discount”) and (iii) property rental revenue; and (iv) the cost apportionment agreement.

v.   Casa Bahia Comercial Ltda.: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and Casa Bahia Comercial, which guarantees to Via Varejo the right to be rembursed by Casa Bahia for certain contingencies or expenses recognized that may be payable by Via Varejo as from June 30, 2010 (see xii).

Additionally, Via Varejo and its subsidiary NCB have lease agreements for distribution centers and commercial and administrative buildings entered into under specific conditions with the Management of Casa Bahia Comercial.

vi.  Management of Nova Pontocom: on November 2010, in the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s management a loan amounting to R$10,000 and entered into a swap agreement in the amount of R$20,000, both maturing on January 8, 2018 and duly restated.

vii. Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units.

viii.      Sykué Consultoria em Energia Ltda: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEE and ONS.

ix.  Audax: loans to the football clubs Audax SP and Audax RJ, addition to the financial support in training professional athletes.

x.   Indústria de Móveis Bartira Ltda.: amounts arising from infrastructure expenses and the purchase and sale of goods.

xi.  Dunnhumby: information management service agreement.

xii. Fazenda da Toca Ltda.: contract for the supply of organic eggs, conventional oranges and organic juices, etc.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations -- Continued

xiii.   Pão de Açúcar S.A. Indústria e Comércio: equipment lease agreement.

xiv.   Habile Segurança e Vigilância Ltda: to Via Varejo through its subsidiary Nova Casa Bahia S.A., conducted security services operations.

xv.    Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

xvi. Axialent Consultoria: human resources advisory service agreement.

xvii.Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

b)      Management and Fiscal Council’s remuneration

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors and Pension Plan), recorded in the consolidated income statement for the year ended December 31, 2012, were as follows:

In relation to total compensation at December 31, 2012
	Remuneration	Variable Remuneration	Stock Option Plan	Total	% expense share basis payment

Board of Directors (*)	7,924	-	-	7,924
Board of Executive Officers	17,002	23,051	20,662	60,715
Fiscal Council	486	-	-	486
	25,412	23,051	20,662	69,125	29.9%

In relation to total compensation at December 31, 2011
	Remuneration	Variable Remuneration	Stock Option Plan	Total	% expense share basis payment

Board of Directors (*)	7,836	-	-	7,836
Board of Executive Officers	19,176	25,610	16,643	61,429
Fiscal Council	504	-	-	504
	27,516	25,610	16,643	69,769	23.9%

In relation to total compensation at December 31, 2010
	Remuneration	Variable Remuneration	Stock Option Plan	Total	% expense share basis payment

Board of Directors (*)	7,300	-	-	7,300
Board of Executive Officers	45,292	23,789	13,429	82,510
Fiscal Council	432	-	-	432
	53,024	23,789	13,429	82,942	16.2%

(*) Remuneration according to the number of attendance in the meeting.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)      Breakdown of investments

	FIC (ii)	BINV	Bartira (i)	Other	Total
Balances on 12.31.2010	213,294	11,810	-	7,436	232,540
Additions	-	-	-	112	112
Fair value investments - Bartira	-	-	86,872	-	86,872
Write-offs	-	(14,223)	-	(4)	(14,227)
Equity pickup	29,953	4,872	-	-	34,825
Transfer	(10,179)	17,263	-	(7,084)	-
Balances on 12.31.2011	233,068	19,722	86,872	460	340,122

Additions	-	-	-	4	4
Equity pickup	10,245	575	-	(1)	10,819
Dividends receivable	(11,473)	(1,553)	-	-	(13,026)
Gain equity interest	24,510	-	-	-	24,510
Balances on 12.31.2012	256,350	18,744	86,872	463	362,429

(i)   Surplus value of investment held in Bartira

It refers to the measurement of the investment currently held by NCB of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia.

This asset was subject to impairment testing under the same calculation criteria of goodwill on investments; therefore, it is not necessary to record a provision for impairment.

(ii) FIC

FIC’s summarized financial statements are as follows:

	2012	2011
Income statement:
Revenue	897,814	911,643
Operating income	66,671	75,849
Net income	39,268	77,509

Current assets	3,384,723	3,485,365
Noncurrent assets	43,171	201,785
Total assets	3,427,894	3,687,150

Current liabilities	2,768,570	3,008,357
Noncurrent liabilities	18,710	52,446
Equity	640,614	626,347
Total liabilities and equity	3,427,894	3,687,150

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

The summarized financial statements of the investees Via Varejo and Nova Pontocom are presented in Note 35.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations

Acquisition of Rede Duque

     Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), in exchange for payment based on these gas stations’ results.

On May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

i)      Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations), with monthly net revenue since the acquisition of R$25,686 and loss of R$1,299.

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Provisional identification of the fair value of identifiable acquired assets and liabilities

The Company provisionally identified the fair value of identifiable assets and liabilities acquired from Rede Duque on the business combination date and the acquired entities’ net assets total R$3,129.

Goodwill resulting from the acquisition

As a result of: (i) the measurement of the total consideration transferred due to the acquisition of control of the Acquired Gas Stations, and (ii) the provisional measurement of the identifiable assets and liabilities at fair value, goodwill totaled R$38,702. The Company will complete the allocation of the purchase price by identifying the intangible assets acquired by May 28, 2013.

ii)   Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

ii)   Partnership of the three gas stations -- Continued

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments. The Company also has a put option, whereby it may demand that Rede Duque purchase its shares under the same terms above if the call option is not exercised.

If the call and put options expire, Vancouver will be able to acquire the shares of the Partnership Gas Stations’ capital owned by Rede Duque for one Real (R$1) plus dividends for the one-year partnership period.

The amount of R$50,000 is recorded as a financial instrument at its realization amount, which is the fair value of the interest in the partnership gas stations.

16.   Property and equipment

	2012
	Balance at:						Balance at:
	12.31.2011	Additions	Depreciation	Acquisition of subsidiary (**)	Write-offs	Transfers	12.31.2012
Land	948,170	97,051	-	-	-	219,543	1,264,764
Buildings	2,115,548	14,184	(65,466)	-	(8,070)	234	2,056,430
Leasehold improvements	1,797,492	255,018	(150,389)	5	6,669	335,065	2,243,860
Machinery and equipment	919,182	280,694	(187,381)	531	(14,030)	108,682	1,107,678
Facilities	265,700	39,405	(36,464)	320	(2,963)	19,336	285,334
Furniture and fixtures	437,406	123,170	(64,966)	34	(9,910)	8,637	494,371
Vehicles	266,871	25,649	(36,109)	29	(41,015)	14,365	229,790
Construction in progress	341,547	567,275	-	83	(391)	(703,883)	204,631
Other	81,309	47,714	(18,455)	-	(307)	(30,733)	79,528
	7,173,225	1,450,160	(559,230)	1,002	(70,071)	(28,754)	7,966,386

Financial lease
Equipment	27,941	-	(3,819)	-	(433)	(469)	23,220
Hardware	105,085	3,177	(30,005)	-	982	17	79,256
installations	861	-	(110)	-	(26)	320	1,045
Furniture and fixtures	10,147	-	(1,388)	-	(246)	223	8,736
Vehicles	14,064	-	(102)	-	(3,793)	86	10,255
Buildings	26,927	-	(1,328)	-	-	1	25,600
	185,025	3,177	(36,752)	-	(3,516)	178	148,112
Total	7,358,250	1,453,337	(595,982)	1,002	(73,533)	(28,576)	8,114,498

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

	2011
	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-offs	Transfers	12.31.2011
Land	983,005	210	-	1,263	(36,308)	948,170
Buildings	1,907,727	27,755	(60,935)	(149)	241,150	2,115,548
Leasehold improvements	1,515,898	87,352	(112,857)	(22,164)	329,263	1,797,492
Equipment	608,748	316,900	(119,097)	(19,429)	132,060	919,182
Installations	244,524	41,994	(31,128)	42	10,268	265,700
Furniture and fixtures	399,573	101,518	(59,896)	(21,358)	17,569	437,406
Vehicles	246,798	76,751	(43,723)	(15,189)	2,234	266,871
Construction in progress	577,957	596,847	-	(8,427)	(824,830)	341,547
Other	142,173	40,389	(12,940)	(245)	(88,068)	81,309
	6,626,403	1,289,716	(440,576)	(85,656)	(216,662)	7,173,225
Financial lease
Equipment	74,332	-	(4,264)	(887)	(41,240)	27,941
Hardware	31,895	101,318	(21,992)	(17,054)	10,918	105,085
Installations	1,086	-	(104)	(1)	(120)	861
Furniture and fixtures	17,864	-	(1,506)	(35)	(6,176)	10,147
Vehicles	14,074	-	(9,990)	(2,564)	12,544	14,064
Buildings	28,683	-	(1,756)	-	-	26,927
	167,934	101,318	(39,612)	(20,541)	(24,074)	185,025
Total	6,794,337	1,391,034	(480,188)	(106,197)	(240,736)	7,358,250

(**) Refer to acquisition of Rede Duque described in note 15.

The column of transfer is mainly impacted by the amount of R$76,289 and R$123,639 of ICMS on property and equipments, parent company and consolidated, respectively, which was incorporated into the cost of the asset.

	2012			2011
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,264,764	-	1,264,764	948,170	-	948,170
Buildings	2,906,108	(849,678)	2,056,430	2,907,817	(792,269)	2,115,548
Leasehold improvements	3,698,557	(1,454,697)	2,243,860	3,116,923	(1,319,431)	1,797,492
Equipment	2,243,454	(1,135,776)	1,107,678	1,892,180	(972,998)	919,182
Installations	567,033	(281,699)	285,334	512,834	(247,134)	265,700
Furniture and fixtures	981,198	(486,827)	494,371	870,285	(432,879)	437,406
Vehicles	300,629	(70,839)	229,790	319,889	(53,018)	266,871
Construction in progress	204,631	-	204,631	341,547	-	341,547
Other	152,264	(72,736)	79,528	136,885	(55,576)	81,309
	12,318,638	(4,352,252)	7,966,386	11,046,530	(3,873,305)	7,173,225

Financial lease
Equipment	37,051	(13,831)	23,220	39,374	(11,433)	27,941
Hardware	152,194	(72,938)	79,256	149,476	(44,391)	105,085
Installations	1,859	(814)	1,045	1,220	(359)	861
Furniture and fixtures	14,897	(6,161)	8,736	15,373	(5,226)	10,147
Vehicles	12,800	(2,545)	10,255	20,293	(6,229)	14,064
Buildings	43,401	(17,801)	25,600	43,402	(16,475)	26,927
	262,202	(114,090)	148,112	269,138	(84,113)	185,025
Total	12,580,840	(4,466,342)	8,114,498	11,315,668	(3,957,418)	7,358,250

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

a) Guarantees

At December 31, 2012 and 2011, the Company and its subsidiaries had collaterized property and equipment items for some legal claims, as disclosed in note 24 (h).

b) Capitalized borrowing costs

The amount of the borrowing costs for the year ended December 31, 2012 was R$17,205 (R$27,076 at December 31, 2011). The rate used to determine the borrowing costs eligible for capitalization was 106.4% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

c) Additions to property and equipment

	2012	2011

Additions (i)	1,308,951	1,262,640
Financial lease (ii)	3,177	101,318
Capitalized interest	17,205	27,076
Real state financing	124,004	-

Total	1,453,337	1,391,034

(i)      The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)     In the statements of cash flows it was decreased from assets additions made in the year ended December 31, 2012, totaling R$3,177 (R$101,318 at December 31, 2011), the acquisitions of property and equipment through finance leases, as they did not involve cash disbursement on the date of acquisition.

d) Other information

At December 31, 2012, the subsidiaries Via Varejo and NCB recorded in the cost of goods sold and services rendered the consolidated amount of R$35,755 (R$30,476 at December 31, 2011) referring to the depreciation of its fleet of trucks, equipments, buildings and installations related to the distribution centers.

e)     Asset impairment tests

On December 31, 2012 and 2011, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in each of the Group segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 10.8% before taxes.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets

	2012
	Balance at:					Balance at:
	12.31.2011	Additions	Amortization	Write-offs	Transfers	12.31.2012

Goodwill – self-service	361,567	-	-	-	-	361,567
Goodwill – home appliances	296,664	-	-	-	(57)	296,607
Goodwill – food retail	717,070	38,777	-	(300)	(8,582)	746,965
Brands– self-service (b)	38,639	-	-	-	-	38,639
Brands – home appliances (b)	2,015,218	41	-	-	-	2,015,259
Commercial rights – home appliances (c)	613,484	-	(8,050)	(579)	3,442	608,297
Commercial rights – food retail (c)	17,600	-	-	-	17,302	34,902
Commercial rights - self-service (c)	-	-	-	-	10,000	10,000
Customer relationship – home appliances	18,562	-	(6,282)	-	-	12,280
Advantageous supply agreement – Bartira (d)	134,932	-	(73,738)	-	-	61,194
Advantageous lease agreement – NCB (e)	201,002	-	(51,864)	-	-	149,138
Software (f)	524,623	84,402	(98,180)	(800)	130,663	640,708
Total intangible assets	4,939,361	123,220	(238,114)	(1,679)	152,768	4,975,556

	2011
	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	12.31.2011

Goodwill – self-service	358,965	-	-	-	2,602	361,567
Goodwill – home appliances	289,084	-	-	-	7,580	296,664
Goodwill – food retail	723,776	-	-	-	(6,706)	717,070
Brands – self-service (b)	38,639	-	-	-	-	38,639
Brands – home appliances (b)	2,015,010	82	-	-	126	2,015,218
Commercial rights – home appliances (c)	603,266	7,779	(12,139)	(10,793)	25,371	613,484
Fair value of investments - Bartira	86,872	-	-	-	(86,872)	-
Commercial rights – food retail (c)	-	-	-	-	17,600	17,600
Customer relationship – home appliances	24,845		(6,283)		-	18,562
Advantageous supply agreement – Bartira (d)	212,652	-	(77,720)	-	-	134,932
Advantageous lease agreement – NCB (e)	251,994	-	(50,992)	-	-	201,002
Software (f)	310,877	183,774	(79,173)	(32,407)	141,552	524,623
Total intangible assets	4,915,980	191,635	(226,307)	(43,200)	101,253	4,939,361

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

	2012			2011
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – self-service	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	296,607	-	296,607	296,664	-	296,664
Goodwill – food retail	1,848,402	(1,101,437)	746,965	1,826,132	(1,109,062)	717,070
Brands – self-service (b)	38,639	-	38,639	38,639	-	38,639
Brands – home appliances (b)	2,015,259	-	2,015,259	2,015,219	(1)	2,015,218
Commercial rights – home appliances (c)	663,565	(55,268)	608,297	661,823	(48,339)	613,484
Commercial rights – food retail (c)	34,902	-	34,902	17,600	-	17,600
Commercial rights - self-service (c)	10,000	-	10,000	-	-	-
Customer relationship – home appliances	34,268	(21,988)	12,280	34,268	(15,706)	18,562
Advantageous supply agreement – Bartira (d)	221,214	(160,020)	61,194	221,214	(86,282)	134,932
Advantageous lease agreement – NCB (e)	256,104	(106,966)	149,138	256,103	(55,101)	201,002
Software (f)	1,003,604	(362,896)	640,708	816,536	(291,913)	524,623
Total intangible assets	6,793,572	(1,818,016)	4,975,556	6,555,206	(1,615,845)	4,939,361

a) Impairment testing of goodwill and intangible assets

At December 31, 2012, the Company calculated the recoverable amount of the goodwill arising from past acquisitions, whose balance ceased to be amortized as of January 1, 2008, with the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment for all cash generating units (“CGU”).

For impairment testing purposes, the goodwill acquired through business combinations and licenses with indefinite useful lives was allocated to four cash generating units, which are: food retail, home appliances, self-service and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 10.8% (15.5% at December 31, 2011), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6.7% (3.0% at December 31, 2011). As a result of this analysis, there was no impairment.

b) Tradenames

The self-service tradename refers to “ASSAI” and the home appliances tradenames refer to “PONTO FRIO” and “CASAS BAHIA”. These tradenames were recorded during the business combinations made with the companies that owned the rights over the tradenames.

The value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the tradename, we consider a perpetual growth of 2.5% in the preparation of the discounted cash flow. The royalty rate used was 0.9%.

c) Commercial rights

Commercial rights refer to amounts paid to former owners of commercial spots, and amounts calculated as the fair value of these rights in business combinations of Casa Bahia and Ponto Frio. For test purpose of non-realization of these assets were allocated stores that have given rise to the right, and tested together with the fixed assets as described in note 6 b).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

d)  Advantageous supply agreement – Bartira

NCB has an exclusive supply agreement with Bartira. This agreement provides NCB with advantageous conditions in the acquisition of furniture compared with the margins of the sector. The amount was recorded at the business combination and has been established by the income approach, based on information on comparable transactions in the market.

The useful life of that asset was defined as three years, ending during the year 2013. This intangible asset was submitted to impairment testing according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

e)  Advantageous lease agreement – NCB

Refers to CB’s properties, comprising stores, distribution centers and buildings, which are object of operating leases on advantageous terms entered into by NCB. It was measured by the income approach based on information on comparable transactions in the market. This asset was recognized at the time of the business combination between CB and the Company.

This asset’s useful life was defined as 10 years in accordance with the partnership agreement. This intangible asset was tested for impairment using the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

f)   Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

g) Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

18.   Trade accounts payable

	2012	2011

Merchandise suppliers	5,820,514	5,541,769
Service suppliers	947,805	740,000
Other suppliers	55,599	7,699
Present value adjustment	(20,678)	(10,711)
	6,803,240	6,278,757

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings

a)      Debt breakdown

	Note	2012	2011
Current
Debentures	19 i
Debentures		674,003	506,122
Swap contracts	19 c, g	(206)	68
Transactions costs		(5,353)	(4,346)
		668,444	501,844
Local currency
BNDES	19 e	113,236	152,751
IBM		5,100	6,815
Working capital	19 c	155,196	126,892
Direct consumer credit – CDCI	19 c, d	2,498,997	2,263,122
PAFIDC	10	-	1,235,901
Financial leases	25	83,054	81,521
Swap contracts	19 c, g	(11,210)	(882)
transactions costs		(7,290)	(8,670)
Other		-	2,379
		2,837,083	3,859,829
Foreign currency
Working capital	19 c	723,140	537,023
Swap contracts	19 c, g	(17,387)	19,163
Transactions costs		(130)	(361)
		705,623	555,825
Total current		4,211,150	4,917,498

Non current
Debentures	19 i
Debentures		3,748,000	2,145,886
Funding cost		(6,647)	(8,368)
		3,741,353	2,137,518
Local currency
BNDES	19 e	283,141	405,515
IBM		-	5,112
Working capital	19 c	1,806,566	1,406,575
Direct consumer credit – CDCI	19 c, d	130,338	129,300
Globex FIDCs		-	1,184,522
Financial leases	25	162,537	194,788
Swap contracts	19 c, g	(35,221)	(25,779)
Funding cost		(8,172)	(7,780)
		2,339,189	3,292,253
Foreign currency
Working capital	19 c	258,811	832,657
Swap contracts	19 c, g	(58,249)	(21,399)
Funding cost		-	(129)
		200,562	811,129
Total noncurrent		6,281,104	6,240,900

b)    Maturity schedule of loans and borrowings recorded in noncurrent liabilities.

Year
2014	2,267,402
2015	3,318,010
2016	293,881
After 2016	416,630
Subtotal	6,295,923
Funding cost	(14,819)
Total	6,281,104

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

c)      Financing of working capital, swap and direct consumer credit - CDCI

		Rate*	2012	2011
Debt
Local currency
Banco do Brasil	Fixed	11.8%	524,175	1,856,869
Banco do Brasil	CDI	105.0%	1,997,047	327,026
Bradesco	CDI	111.8%	887,730	1,041,287
Santander	CDI	105.7%	-	88,830
Safra	CDI	111.8%	1,182,145	611,877
			4,591,097	3,925,889

Foreign currency
Citibank	Libor	1.5%	48,121	-
Itaú BBA	USD	3.2%	597,583	536,100
Banco do Brasil	USD	3.9% and 2.3%	-	317,373
Bradesco	USD	2.7% and 3.9%	-	115,017
Santander	USD	4.5%	132,204	116,239
ABN AMRO	USD	4.9%	-	89,087
HSBC	USD	2.4%	204,043	195,864
			981,951	1,369,680

Swap contracts
Citibank	CDI	105.0%	(7,145)	-
Itaú BBA	CDI	103.7%	(34,067)	(901)
Banco do Brasil	CDI	102.7%	(46,432)	(15,681)
Bradesco	CDI	103.9%	-	(4,348)
Santander	CDI	110.7%	839	18,058
ABN AMRO	CDI	104.9%	(206)	68
HSBC	CDI	99.0%	(35,262)	(26,025)
			(122,273)	(28,829)

			5,450,775	5,266,740

* Weighted average rate per year.

The resources for financing working capital is raised from local financial institutions denominated in foreign or local currency.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

d)    Direct consumer credit - CDCI

The operations of consumer correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 monthly installments however, are substantially less thas 12 months. The financial charges are charged average of 111.40% of the CDI. In these agreements, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by the subsidiary and by the assignment of receivables.

 e)   BNDES

Annual financial charges	Number of monthly installments	Issue date	Maturity	2012	2011

TJLP + 3.2%	46	Jun/07	Nov/12	-	30,285
TJLP + 2.7%	46	Nov/07	Nov/12	-	4,375
TJLP + 3.6%	60	Jul/10	Dec/16	328,120	410,327
4.5% p.a.	60	Feb/11	Dec/16	31,833	39,797
TJLP + 2.3%	48	Jun/08	Jun/13	1,376	4,127
TJLP + 2.3%	48	Feb/07	May/12	-	2,112
TJLP + 1.9% p.a.	30	May/11	Jun/14	16,930	28,234
7% p.a.	24	Mar/10	Oct/12	26	16,809
TJLP + 1.9% p.a.+ 1% p.a.	30	May/11	Jun/14	7,258	12,105
TJLP + 3.5% p.a. + 1% p.a.	30	May/11	Jun/14	6,052	10,095
TJLP + 3% p.a.	24	Sep/12	Aug/15	4,782	-
				396,377	558,266

Current				113,236	152,751
Noncurrent				283,141	405,515

The credit line agreements denominated in Brazilian local currency with the Brazilian Development Bank (BNDES) are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the funding cost, to reflect the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Company controls and monitors these ratios.

At December 31, 2012, the Company was in compliance with the aforementioned clauses.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and borrowings- Continued

f)    Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES (19 e) and IBM, which amounts to R$33,500.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in note 20. The CDI annual benchmark rate at December 31, 2012 was 8.40% (11.60% at December 31, 2011).

h)      Redeemable PAFIDC and Globex FIDC quotas

As per IAS 39, the Company records the amounts related to the seniors quotas as “Loans and financings”.

i)  Debentures

				Date
	Type	Issue value	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	2012	2011

Parent Company
6th Issue – 1st Series - GPA	No preference	540,000	54,000	Mar/1/07	Mar/1/13	CDI + 0.5%	3	184,278	373,529
6th Issue – 2ndSeries - GPA	No preference	239,650	23,965	Mar/1/07	Mar/1/13	CDI + 0.5%	3	81,782	165,771
6th issue – 1st and 2nd Series – GPA	Interest rate swap	779,650	-	Mar/1/07	Mar/1/13	104.96% of CDI	3	(206)	68
8th Issue – 1st Series - GPA	No preference	500,000	500	Dec/15/09	Dec/15/14	109.5% of CDI	1,344	401,042	626,706
9th Issue – 1st Series – GPA	No preference	610,000	610	Jan/5/11	Jan/5/14	107.7% CDI	1,204	748,000	685,647
10th Issue – 1st Series- GPA	No preference	800,000	80,000	Dec/29/11	Jun/29/15	108.5% CDI	11	873,669	800,355
11st Issue – 1st Series- GPA	No preference	1,200,000	120,000	May/2/12	Nov/2/15	CDI + 1%	10	1,214,147	-
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	Feb/17/12	Jul/30/15	CDI + 1%	10	413,624	-
1st Issue – 1st Series – Nova Pontocom	No preference	100,104	100,000	Apr/25/12	Apr/25/13	105.35% of CDI	1	105,461	-
1st Issue – 1st Series – NCB	No preference	200,000	20,000	Jun/29/12	Dec/29/14	CDI +0.72%	10	200,000	-
1st Issue – 2nd Series – NCB	No preference	200,000	20,000	Jun/29/12	Jan/29/15	CDI + 0.72%	10	200,000	-

Transactions costs								(12,000)	(12,714)
								4,409,797	2,639,362
Current								668,444	501,844
Noncurrent								3,741,353	2,137,518

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings - Continued

i)  Debentures  - continued

       (i)       Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2011	159,075	2,639,362

3rd issue of debentures	40,000	400,000
11th issue of debentures	120,000	1,200,894
1st issue – 1st series – Nova Pontocom	100,000	100,000
1st issue – 1st series – NCB	20,000	200,000
1st issue – 2nd series – NCB	20,000	200,000
Provisioned interest and swap	-	326,879
Amortization	-	(657,339)
At 12.31.2012	459,075	4,409,797

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th  issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB), (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months. NCB and Nova Pontocom’s issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity, (ii) consolidated net debt / EBITDA ration lower than or equal to 3.25 (effective on December 31, 2012 was 0.19). At December 31, 2012, GPA was in compliance with these ratios.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of said risks.  Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Carrying amount		Fair value
	2012	2011	2012	2011
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	7,086,251	4,969,955	7,086,251	4,969,955
Trade accounts receivable and other accounts receivable	4,095,336	6,365,975	4,099,069	6,370,988
Related parties – assets (*)	172,164	133,415	172,164	133,415
Financial liabilities:
Amortized cost
Related parties – liabilities (*)	(81,641)	(27,878)	(81,641)	(27,878)
Trade accounts payable	(6,803,240)	(6,278,757)	(6,803,240)	(6,278,757)
Put/call options	359,057	304,339	359,057	304,339
Debentures	(4,409,797)	(2,639,362)	(4,402,206)	(2,641,113)
Loans and financings	(4,342,993)	(4,903,639)	(4,498,755)	(5,110,360)
Financial liabilities - fair value through profit or loss
Loans and financings	(1,739,464)	(3,615,397)	(1,739,464)	(3,615,397)
Net exposure	(5,664,327)	(5,691,349)	(5,808,765)	(5,894,808)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties

The fair value of other financial instruments described in Note 20 (b) allows an approximation of the carrying amount based on the existing payment conditions. The hierarchy classification of assets and liabilities at fair value is described in note 20 (c).

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

•      Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.10% at December 31, 2012 (0.09% at December 31, 2011).

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries -- Continued

(i)  Credit risk -- Continued

•      Credit card and/or food vouchers sales are substantially transferred to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See note 10).

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, transforming the cost of debt into currency and domestic interest rates.

(iv)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2012.

	2012	2011
Loans and financing	10,492,254	11,158,398
(-) Cash and cash equivalents	(7,086,251)	(4,969,955)
Net debt	3,406,003	6,188,443

Shareholders´	11,067,951	10,094,425

Shareholders´ and net debt	14,473,954	16,282,868

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

The table below summarizes the aging profile of financial liabilities of the Company on December 31, 2012 and 2011:

	2012
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Financial lease	74,373	233,846	49,992	268,233
At 12.31.2012	4,522,557	7,041,177	199,868	11,673,624

	2011
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	3,248,159	3,478,612	-	6,726,771
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	27,573	66,634	-	94,207
Financial lease	88,847	158,140	41,800	288,787
At 12.31.2011	3,946,834	6,473,519	41,800	10,462,153

(vi)   Derivative financial instruments

Certain operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

On December 31, 2012 the reference value of these contracts were R$1,144,050 (R$2,057,826 on December 31, 2011). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

The Company’s derivatives contracted after December 31, 2008 are  measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$259,883 at December 31, 2012 (R$607,184 at December 31, 2011) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedges designated transactions contracted in the year ended December 31, 2012 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to IAS 39, the debt is also adjusted at fair value according to the fair value hedge standards.

		Notional Value		Fair Value
		2012	2011	2012	2011
Fair value hedge
Swap with hedge accounting		1,144,050	2,057,826	1,506,413	2,398,836

Long position (buy)
Fixed rate	11.8% per year	377,000	685,000	521,575	810,335
US$ + fixed	3.4% per year	767,050	1,372,826	996,538	1,604,792
		1,144,050	2,057,826	1,518,113	2,415,127
Short position (sell)
	CDI 102.2% per year	(1,144,050)	(2,057,826)	(1,396,045)	(2,373,503)
Net hedge position		-	-	122,068	41,624

		Notional Value		Fair Value
		2012	2011	2012	2011
Swap without hedge accounting
Long position (buy)
US$ + fixed	5.9% p.a.	-	67,884	-	89,474
CDI + fixed	100.0% CDI + 0.05% per year	259,883	539,300	266,276	540,987
		259,883	607,184	266,276	630,461

Short position (sell)	105.0% CDI	(259,883)	(607,184)	(266,071)	(643,191)
Swap net position		-	-	205	(12,730)

Total swap net position		-	-	122,273	28,894

Realized and unrealized gains and losses over these contracts during the year ended December 31, 2012 are recorded in the net financial result and balance payable by fair value is R$122,273 (R$28,894 at December 31, 2011) and recorded under “Loans and financings”.

Fair value “hedge” effects through profit or loss for the year ended December 31, 2012 were a loss of R$15,572 (and gain of R$53,307 at December 31, 2011).

(vii)    Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vii)  Fair values of derivative financial instruments - Continued

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&F Bovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the financial statements are drawn up and rates are projected by the market calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

b)  Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each year.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned above. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

In order to calculate the fair value, debts and “swaps” are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Coupon and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

(i)     Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III
Debt at prefixed rate	Rate increase	(589,413)	(589,413)	(589,413)
Swap (asset position in fixed rate)	Rate increase	589,508	589,508	589,508
	Net effect	95	95	95

“Swap” (liability position in CDI)	CDI decrease	(535,158)	(550,389)	(566,045)

Total net effect			(15,231)	(30,887)

(ii) Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III
Debt US$	US$ increase	(1,036,860)	(1,296,076)	(1,555,291)
Swap (asset position in US$)	US$ increase	1,055,761	1,319,701	1,583,642
	Net effect	18,901	23,625	28,351

Swap (liability position in CDI)	CDI decrease	(986,392)	(996,172)	(1,006,027)

Total net effect			(5,056)	(10,185)

Swap (short position in US$)	CDI decrease	269,214	269,906	270,589
Swap (long position in CDI)	CDI increase	(269,008)	(269,734)	(270,450)
	Net effect	206	172	139

Net total effect			(34)	(67)

(iii) Other financial instruments

		Market projections
Transactions	Risk	Scenario I	Scenario II	Scenario III
Debentures	CDI + 0.9%	2,588,816	2,630,874	2,672,932
Debentures	108.4% of CDI	2,345,457	2,383,561	2,421,665
Bank Loan	102.5% of CDI	4,209,755	4,278,147	4,346,538
Lease	100.2% of CDI	216,721	220,275	223,830
Lease	2.7% per year	16,797	16,797	16,797
Lease	IGP-DI + 6%	35,467	36,043	36,619
Total loans and financings exposure		9,413,013	9,565,697	9,718,381
Cash and cash equivalents	100.3 % of CDI(*)	7,662,111	8,419,362	8,553,956

Total net exposure		(1,750,902)	(1,146,335)	(1,164,425)
Deterioration compared with Scenario I			604,567	586,477
(*) weighted average

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized as follow:

	2012	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 2)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 3)

Cross-currency interest rate swaps	75,637	75,637	-
Interest rate swaps	46,637	46,637	-
Loans and financing	(1,739,464)	(1,739,464)	-
Debentures	(4,409,797)	(4,409,797)	-
Put/call options (e), (f)	359,057	-	359,057
	(5,667,930)	(6,026,987)	359,057

There were no changes between the fair value measurement levels in the year ended December 31, 2012.

d) Consolidated position of operations with derivative financial instruments.

At December 31, 2012 and 2011, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value	Contracting Date	Maturity	2012	2011	2012	2011

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	04/16/2010	4/10/2013	(1,350)	(5,680)	(839)	(5,330)
	Santander	US$ 40,000	3/14/2008	3/2/2012	-	(13,094)	-	(12,728)
	Banco do Brasil	US$ 84,000	3/31/2010	3/12/2012	-	(16,320)	-	(16,080)
	Banco do Brasil	U$ 78,500	2/9/2011	2/3/2012	-	4,964	-	5,099
	Citibank	U$ 40,000	2/13/2012	2/13/2014	6,765	-	7,145	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	-	3,423	-	4,348
	Itaú Unibanco	US$ 175,000	7/1/2010	9/7/2013	(18,281)	(28,938)	(16,389)	(29,306)
	Itaú Unibanco	U$ 160,300	5/5/2011	4/16/2014	43,653	25,708	50,456	30,207
	HSBC	U$ 150,000	4/29/2011	4/22/2013	34,119	23,076	35,264	25,827
	HSBC	U$ 7,586	12/14/2011	12/07/2012	-	212	-	197
Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	4,746	186	11,210	3,421
	Banco do Brasil	R$ 33,000	12/23/2010	12/24/2012	-	169	-	882
	Banco do Brasil	R$ 160,000	12/23/2010	1/14/2013	-	804	-	4,408
	Banco do Brasil	R$ 35,000	12/23/2010	2/28/2013	-	162	-	1,012
	Banco do Brasil	R$ 80,000	6/28/2010	6/12/2013	-	394	-	2,091
	Banco do Brasil	R$ 130,000	6/28/2010	6/6/2014	5,091	369	14,858	3,166
	Banco do Brasil	R$ 130,000	6/28/2010	6/2/2015	4,706	161	20,363	3,031
	Banco do Brasil	R$ 200,000	3/31/2010	3/7/2013	-	1,274	-	7,365
	Itaú Unibanco	R$ 779,650	6/25/2007	3/1/2013	132	(2)	205	(2)
	Santander	R$ 50,000	6/28/2010	6/12/2013	-	(35)	-	1,286
					79,581	(3,167)	122,273	28,894

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments - Continued

e) Call option Bartira

Casa Bahia Comercial Ltda. ("CB") and the Company have granted through the Shareholders´ Agreement, call and put options on the shares held by the NCB and Casa Bahia in Bartira. The terms are defined as follows:

•   During the restricted period, as defined in the Shareholders´ Agreement as 36 months from July 1, 2010, NCB has the right to sell its 25% in the capital of Bartira for R$1.00 to Casa Bahia.

•  For the period between the end of restriction period and the end of the 6th year of the Partnership Agreement, NCB has the option acquire the remaining 75% of interest in the capital of Bartira, currently held by CB, for the amount of R$175,000, adjusted by the Extended Consumer Price Index - IPCA.

•  In case of NCB does not exercise the call option referred to above, at the end of the 6th year, CB has the obligation to acquire 25% held by NCB for R$58,500, adjusted by IPCA.

The instrument mentioned above was calculated using the Black & Scholes methodology under the following assumptions:

•  Exercise price: R$200,466 (monetarily restated by IPCA until exercise date);

•  The asset price in cash: R$672,941, corresponding to 100% valuation of Bartira, under conditions that asset can be delivered if the option is exercised, in other words, excluding the effects of disadvantageous supply agreement;

•  Volatility: 28% based on similar companies;

•  Contract term: 10 months;

•  Risk-free rate: 5.8% per year

•  The fair value on December 31, 2012 was R$306,739.

f)  Call option Rede Duque

The call option in the amount of R$50,000 is restated by 110% of CDI and at December 31, 2012, the amount of R$2,318 was recognized in financial result, see note 15.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes payable and taxes installment payment

a) Payable taxes and contributions

	2012	2011

PIS and COFINS payable	251,902	137,457
Provision for income and social contribution taxes	147,915	177,739
ICMS to payable	233,154	-
Other	17,790	17,220
	650,761	332,416

b) Tax installment payment

	2012	2011

Tax installment payment - Law no. 11,941/09 (i)	1,340,855	1,440,636
Other (ii)	19,056	22,386
	1,359,911	1,463,022

Current	155,368	171,212
Noncurrent	1,204,543	1,291,810

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. Company still has the possibility of using escrow deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii) Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes

a)  Income and social contribution taxes expense reconciliation

	2012	2011	2010

Earnings before income and social contribution taxes	1,676,334	804,655	670,452
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(502,900)	(241,397)	(201,136)
Recognition of deferred tax and social contribution asset over provisions	-	106,196	-
Tax penalties	(4,671)	(3,053)	(1,298)
Surplus arising from business	-	-	87,930
Credit recovery/reversal	(17,275)	31,026	-
Equity pick-up	3,246	10,448	10,350
Other permanent differences (undeductible)	1,702	11,781	19,632
Effective income and social contribution taxes	(519,898)	(84,999)	(84,522)

Income and social contribution taxes for the period:
Current	(326,550)	(142,117)	(52,052)
Deferred	(193,348)	57,118	(32,470)
income and social contribution taxes expenses	(519,898)	(84,999)	(84,522)
Effective rate	31.00%	10.60%	12.6%

The CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

b)  Breakdown of deferred income and social contribution taxes

	2012	2011

Tax losses	796,771	764,524
Provision for risks	269,390	269,555
Provision for derivative financial instruments operations taxed on a cash basis	22,608	57,321
Allowance for doubtful accounts	75,394	82,147
Goodwill tax amortization over investments	(270,666)	(178,200)
Deferred income tax over adjustments under IFRS	1,320	4,132
Adjust for financial leasing operations Law 11,638/07	6,374	(1,657)
Adjustment to Marking to Market Law 11,638/07	729	549
Capital gain of assets acquired in business combination	(986,701)	(1,033,908)
Provision for goodwill decrease	974	36,789
Technological innovation accomplishment future	(11,722)	-
Other	36,995	133,562
Deferred income and social contribution tax assets	(58,534)	134,814

Noncurrent assets	1,078,842	1,249,687
Noncurrent liabilities	(1,137,376)	(1,114,873)
Income tax and deferred social contribution	(58,534)	134,814

The management has prepared a technical viability study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was reviewed based on information extracted from the strategic planning report previously approved by the Board of Directors of the Company.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes – Continued

b)  Breakdown of deferred income and social contribution taxes -- Continued

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	2012
2013	298,944
2014	217,995
2015	204,694
2016	172,727
2017	184,482
1,078,842

c)  Changes in deferred income and social contribution taxes

	2012	2011	2010
At January 1	134,814	107,476	999,530
Benefit (expense) for the year	(193,348)	57,118	(32,470)
Globex (acquisition)	-	-	43,422
NBC (acquisition)	-	-	(686,796)
Bartira (advantageous agreements)	-	-	(141,441)
Installment taxes	-	-	-
Goodwill in non-amortised	-	-	(46,750)
Other	-	(29,780)	(28,019)
At December 31	(58,534)	134,814	107,476

23.   Acquisition of companies

	2012	2011

Interest acquisition in Assai (i)	4,945	4,568
Interest acquisition in Sendas (ii)	216,277	238,863
	221,222	243,431

Current liabilities	63,021	54,829
Noncurrent liabilities	158,201	188,602

                         i.      Refers accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “self-service” segment for the Group.

                        ii.      Refers to accounts payable for the acquisition of non-controlling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$ 377,000. On December 31, 2012 four annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for risks

The provision for risks is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company´s legal counsels:

	PIS/ COFINS	Taxes and other	Social Security and Labor	Civil	Total
Balance at December 31, 2010	104,468	464,853	110,633	129,383	809,337

Additions	8,754	38,360	52,930	79,046	179,090
Installment payment Law 11,941/09	(39,762)	(17,524)	-	-	(57,286)
Payments	-	(105,478)	(33,263)	(17,599)	(156,340)
Reversals	(2,723)	(86,579)	(11,374)	(83,212)	(183,888)
Monetary restatement	7,313	52,496	13,927	15,474	89,210

Balance at December 31, 2011	78,050	346,128	132,853	123,092	680,123

Additions	4,963	43,906	102,158	116,616	267,643
Payments	-	(3,179)	(39,197)	(14,528)	(56,904)
Reversals	(947)	(36,454)	(33,547)	(113,218)	(184,166)
Monetary restatement	4,491	13,681	28,569	20,924	67,665

Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

a)  Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for contingencies in accordance with the indexed rates used by each tax jurisdiction. In all cases, both the interest charges as fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, a subsidiary of the Company offset tax debts from PIS and COFINS with excise tax - IPI credits – inputs credits subject to a zero rate or exempted - acquired from third parties (transferred based on final and unappealable court decision). The claims amounts of PIS and COFINS at December 31, 2012 is R$86,557 (R$78,050 at December 31, 2011).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for risks -- Continued

a)  Taxes  -- Continued

Taxes and other

The Company has other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforward, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by state tax authorities (v) other less relevant issues. The amount recorded at December 31, 2012 is R$173,687 (R$161,460 on December 31, 2011).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2012 is R$31,529 (R$26,334 at December 31, 2011).

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under IFRS 3. At December 31, 2012, the amount recorded was R$158,867 (R$158,335 at December 31, 2011) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

b)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2012, the Company recorded a provision of R$177,698 (R$118,574 at December 31, 2011) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0.29% accrued at December 31, 2012 (1.20% at December 31, 2011) plus 1% monthly interest rates.

Labor provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$13,138 at December 31, 2012 (R$14,279 at December 31, 2011).

c)  Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications, collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for risks -- Continued

c)  Civil and other -- Continued

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At December 31, 2012, the amount accrued for these lawsuits is R$36,112 (R$21,853 at December 31, 2011), to which there are no escrow deposits;

•       The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$43,769 at December 31, 2012 (R$63,180 at December 31, 2011);

•       Provisions for civil actions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combinations totaling R$2,685 at December 31, 2012 (R$6,553 at December 31, 2011).

Total civil actions and other at December 31, 2012 is R$132,886 (R$123,092 at December 31, 2011).

d)  Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7,451,912 at December 31, 2012 (R$4,787,183 at December 31, 2011), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$283,245 at December 31, 2012 (R$252,599 at December 31, 2011). The proceedings are under administrative and court discussion;

•       IRPJ, individual income tax - IRRF, CSLL, tax on financial transactions - IOF, tax at source on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments corresponds to R$783,305 at December 31, 2012 (R$377,317 at December 31, 2011);

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.  Provision for risks -- Continued

d)  Other non-accrued contingent liabilities -- Continued

In the 4th quarter of 2012, the Company became aware of delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. In time, the Company filed a competent defense at the administrative level and is awaiting a decision. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible (R$300,800 on December 31, 2012) and partly as a remote.

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,076,782 at December 31, 2012 (R$861,096 at December 31, 2011);

•       ICMS – the Company was served notice by the state tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; (viii) among others, not relevant. The total amount of these assessments is R$3,599,179 at December 31, 2012 (R$2,516,572 at December 31, 2011), which await a final decision in the administrative and court levels;

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$325,139 at December 31, 2012 (R$354,578 at December 31, 2011) and await administrative and court decisions;

•       Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many states), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency  - ANVISA, amounting to R$638,521 at December 31, 2012 (R$414,254 at December 31, 2011);

•       Labor  - the Company has also processes with estimated risk of loss as possible in the amount of R$444,941 on December 31, 2012 (R$267,839 at December 31, 2011).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for risks -- Continued

e)  Restricted advances (escrow deposits)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to escrow deposits.

	2012	2011

Tax	137,911	132,061
Labor	738,228	539,246
Cívil and other	76,155	66,381
Total	952,294	737,688

f)   Guarantees

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	827,366	950	3,448,462	4,276,778
Labor	6,156	3,130	44,635	53,921
Civil and other	11,201	1,881	86,733	99,815
Total	844,723	5,961	3,579,830	4,430,514

g)  Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

25.   Lease transactions

a)  Operational Lease

	2012
		2011
Gross commitments from operating lease Minimum rental payment
Until1 year	931,204	940,567
Over 1 year and less than 5 years	2,579,478	2,444,897
Over 5 years	4,084,681	3,972,034
	7,595,363	7,357,498

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation. This obligation is shown in the chart above, as required by IAS 17.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2012, the fine would be R$863,853 (R$550,642 on December 31, 2011).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

25.   Lease transactions - Continued

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	2012	2011	2010

Contingent payments recognized as expense in the year	349,424	474,656	433,340

(ii) Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental Law. The agreements have periodic adjustment clauses according to inflation indexes.

b)  Financial lease

Financial lease agreements amounted to R$358,211 at December 31, 2012 (R$396,228 on December 31, 2011), according to the chart below:

	2012	2011
Financial lease liability –minimum lease payments
Until 1 year	83,054	81,521
Over 1 year and less than 5 years	127,283	152,944
Over 5 years	35,254	41,844
Present value of financial lease agreements	245,591	276,309

Future financing charges	112,620	119,919
Gross amount of financial lease agreements	358,211	396,228

	2012	2011	2010

Contingent payments recognized as expense in the period	2,324	2,918	3,950

The lease term varies between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	2012	2011

Minimum rentals	433,161	470,719
Contingent rentals	750,643	646,664
Sublease rentals (a)	(143,867)	(110,806)
	1,039,937	1,006,577

(a)   Refers to contracts rents receivable from commercial galleries.

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), to the Península Fund (controlled by Diniz Group) which were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and has been amortized through the lease agreement of the related stores.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

25.   Lease transactions - Continued

b)  Financial lease - Continued

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties are used by the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

26.   Deferred revenue

       The subsidiaries Via Varejo and NCB received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from their suppliers.

	2012	2011

Additional or extended warranties	513,003	446,747
Finasa agreement	-	1,714
Swap agreement	32,975	2,382
Back Lights	17,807	12,478
	563,785	463,321

Current	92,120	81,915
Noncurrent	471,665	381,406

Management estimates that the value classified as noncurrent will be recognized in profit or loss, in the following proportion:

2012
2014	73,911
2015	75,640
2016	110,237
2017	70,993
2018	49,268
2019	49,268
2020	42,348
471,665

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 263,410 at December 31, 2012 (260,239 at December 31, 2011) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2012 and 2011, and 163,730 in thousands of preferred shares at December 31, 2012 (160,559 at December 31, 2011).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the exercise of 2012 the Company increased the capital in 3,171 thousand preferref shares resulting from the exercise of stock options, as follows:

•       At the Board of Directors’ Meeting held at February 16, 2012, the capital was increased by R$515 by means of the issue of 36 thousand preferred shares.

•       At the Board of Directors´ Meeting at April 27, 2012, the capital was increased by R$161 by means of the issue of 1,876 thousands preferred shares.

•       At the Board of Directors’ Meeting held at June 4, 2012, the capital was increased by R$12,332 by means of the issue of 897 thousand preferred shares.

•       At the Board of Directors’ Meeting held at September 5, 2012, the capital was increased by R$246 by means of the issue of 8 thousand preferred shares.

•       At the Board of Directors´ Meeting held at October 25, 2012, the capital was increased by R$5,776 by means of the issue of 250 thousands preferred shares.

•       At the Board of Directors´ Meeting at December 14, 2012, the capital was increased by R$2,441 means of the issue of 104 thousands preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

At the Extraordinary Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the controlling shareholder Wilkes, pursuant to article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

c)  Capital reserve – special goodwill reserve – Continued

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398,and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve. Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes.

d)  Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under IFRS 2 – Share-based payment.

e)  Profit reserve

(i)   Legal reserve: is formed based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

At the Annual and Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$358,415, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them recorded at the Annual General Meeting held at March 31, 2012.

f)   Stock option plan for preferred shares

(i)     Stock option plan for preferred shares

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, the original Plan was approved by the Extraordinary Shareholders’ Meeting held at April 28, 1997.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

Starting on 2007, the grants of stock options to Management and employees, were made following the rules below:

Options will be classified as follows: “Silver” and “Gold”, and the quantity of Gold-type options may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&F BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0.01 and the granting of these options are additional to the Silver options, The granting or the exercise of “Gold” options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the return on invested capital - ROIC verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on the compliance with Return on Capital Employed - ROCE of CBD.

As a general rule of the Stock Option Plan, which can be changed by the Committee of Stock Option in each series, the exercise of the option will occur from the 36th month until the 48th months as of the signature date of respective adhesion agreement, the employee will be entitled to acquire 100% of the shares whose option was classified as "Silver". The exercise of options classified as "Gold" will occur in the same year, but the percentage of these options subject to performance is determined by the Stock Option Committee, on the 35th month as of the signature date of the respective adhesion agreement.

The options granted under the Stock Option Plan may be exercised in whole or in part. It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by employee, and the exercise price must be paid in one installment, due after 30 days after the date of subscription of their shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

At the Board of Directors’ Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousands class A preferred shares to 11,618 thousands preferred shares, an increase of 1,500 thousands new preferred shares.

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2011
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(835)	(6)	7
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(937)	(7)	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(212)	-	456
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(237)	-	456
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(162)	-	352
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(94)	-	88
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	-	-	299
						4,453	(2,477)	(13)	1,963

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	04/30/2008	30/03/2011	0.01	0.01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	04/30/2008	30/03/2012	26.93	26.93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	05/31/2012	31/05/2013	0.01	0.01	668	(668)	-	-
Series A3 - Silver	5/13/2009	05/31/2012	31/05/2013	27.47	27.47	693	(693)	-	-
Series A4 - Gold	5/24/2010	05/31/2013	31/05/2014	0.01	0.01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	05/31/2013	31/05/2014	46.49	46.49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	05/31/2014	31/05/2015	0.01	0.01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	05/31/2014	31/05/2015	54.69	54.69	299	(59)	(11)	229
Series A6 – Gold	3/15/2012	03/15/2015	15/03/2016	0.01	0.01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	03/15/2015	15/03/2016	64.13	64.13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at March 30, 2011, approved that no reduction occurred and or acceleration referring to Series A2.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

At December 31, 2012 there were 232,586 treasury preferred shares which may be used guarantee for the awards granted in the plan. The preferred share price at BM&F Bovespa was R$90.50 per share.

(ii) Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to December 31, 2012 of all options granted:

	2012	2011	2010
Number of shares	263,410	260,239	257,774
Balance of granted series in effect	1,658	1,963	2,512
Maximum percentage of dilution	0.63%	0.75%	0.97%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.81% (1.09% at December 31, 2011), (b) expectation of volatility of nearly 33.51% (25.14% at December 31, 2011) and (c) the risk-free weighted average interest rate of 10.19% (12.43% at December 31, 2011). The expectation of average remaining of the series outstanding at December 31, 2012 was 1,64 years (1.77 year at December 31, 2011). The weighted average fair value of options granted at December 31, 2012 was R$51.19 (R$44.96 at December 31, 2011).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic Value added
At December 31, 2011
Outstanding at the beginning of the year	2,512	14.31
Granted during the year	598	27.36
Cancelled during the year	(11)	42.32
Exercised during the year	(1,111)	20.68
Expired during the year	(25)	32.64
Outstanding at the ended of the year	1,963	16.90	1.77	98,371
Total exercisable at December 31,2011	1,963	16.90	1.77	98,371

At December 31, 2012
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Expired during the year	-	-
Outstanding at the end of the year	1,658	26.40	1.64	106,168
Total exercisable at December 31 , 2012	1,658	26.40	1.64	106,168

At December 31, 2012 there were no options to be exercised

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares – Continued

(ii) Consolidated information on the stock option plans – GPA

Technical Pronouncement IFRS 2 - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s balance sheet. The amounts recorded in the income statement of the Parent Company and Consolidated at December 31, 2012 were R$45,022 (R$26,869 on December 31, 2011).

g)    Dividends

The Annual and Extraordinary Shareholders’ Meeting held at 27 April 2012 approved the payment of dividends for the fiscal year ended December 31, 2011, totaling R$102,949, amounting to R$0.37 per common share and R$0.41 per preferred share. The total dividend for the fiscal year ended December 31, 2011, including the value of R$67,628 of dividends prepaid was R$170,577, which corresponds to R$0.62 per common share and R$0.68 per preferred share.

The Board of Directors’ Meeting held at May 07, 2012 approved the payment of dividends prepaid for the first quarter of 2012 in the amount of R$27,814, being R$0.11 per preferred share and R$0.10 per common stock according to Company’s dividend policy. The payment of dividend was made at June 20, 2012.

The Board of Directors’ Meeting held at July 23, 2012 approved the payment of dividends prepaid for the second quarter of 2012 in the total amount of R$27,913, R$0.11 per preferred share and R$0.10 per common share according to Company’s dividend policy. The payment of dividend was made at August 13, 2012.

The Board of Directors´Meeting held at October 25, 2012 approved the payment of dividends prepaid for the trhird quarter of 2012 in the amount of R$27,941, R$0.11 per preferred share and R$0.10 per common share, according to Company´s dividend policy. The payment of dividend was held on November 23, 2012.

The management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$83,668 in 2012. The dividend payable at December 31, 2012 is R$165,987 (R$102,949 in December 31, 2011), which corresponds to a remuneration of R$0.593716430 for common shares and R$0.653088073 for preferred shares.

	Dividends proposed
	2012	2011
Net income for the year	1,051,181	718,219
Legal reserve	(52,559)	(35,910)
Calculation basis of dividends	998,622	682,309
Mandatory minimum dividends – 25%	249,655	170,577

Payment of interim dividends	(83,668)	(67,628)
Mandatory minimum dividends of year	165,987	102,949
Mandatory minimum dividends prior year	520	438
Dividends payable	166,507	103,387

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

28.    Net revenue

	2012	2011	2010
Gross revenue from goods and/or services
Goods	56,695,970	52,403,743	36,076,148
Rendering of services	1,270,592	1,292,778	540,367
Barter revenue (i)	152,526	-	-
Financial services	897,560	681,746	92,673
Sales return and cancellation	(1,783,015)	(1,697,695)	(565,387)
	57,233,633	52,680,572	36,144,367

Taxes	(6,309,172)	(6,086,086)	(4,052,693)

Net Sales	50,924,461	46,594,486	32,091,674

(i)             Barter revenue refers to the transaction whereby GPA M&P gave percentual in exchange of the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue Classic and Carpen Diem, respectively, plus one store to be built on the ground floor of the Thera building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda.. Barter revenue corresponds to the fair value of the land exchanged, net of its carrying amount. The apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. For the Figue project the delivery will occur 29 months from April 04, 2012 and for Bosque Maia project the delivery will occur between 36 and 48 months from November 11, 2012.

29.    Cost of sales, selling and general and administrative expenses

	2012	2011	2010

Inventories costs	(37,120,732)	(33,935,134)	(24,241,476)
Personnel expenses	(4,702,122)	(4,538,292)	(2,741,534)
Outsourced services	(2,858,472)	(2,992,909)	(1,341,975)
Selling expenses	(593,662)	(535,285)	(471,745)
Functional expenses	(1,383,496)	(1,123,910)	(1,023,960
Other expenses	(576,221)	(429,348)	(238,035)
	(47,234,705)	(43,554,878)	(30,058,724)

Cost of sales	(37,120,732)	(33,935,134)	(24,241,476)
Selling expenses	(8,360,114)	(7,936,647)	(4,866,289)
General and administrative expenses	(1,753,859)	(1,683,097)	(950,959)
	(47,234,705)	(43,554,878)	(30,058,734)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

30.    Other operating revenue (expenses), net

	2012	2011	2010
Provision for probable lawsuits, net of gains from fine and interest remission – Law 11,941/09	-	-	(43,115)
Provision for lawsuits	-	-	(272,574)
VAT and other taxes written-off	-	-	(23,116)
Business combination expense	-	-	(24,064)
Gains resulting from arising purchase of a business combination	-	-	351,718
Indemnifiable liabilities	-	-	29,649
Tax installment payment	-	(27,951)	(77,263)
Indemnifiable liability	(17,532)	(89,162)	-
Expenditures with integration / restructuring	(32,063)	(83,393)	(8,039)
Results from fixed assets write-off	11,805	(48,820)	(73,517)
Reversal of provision	4,382	-	-
Other	394	(9,367)	12,454
	(33,014)	(258,693)	(127,867)

31.   Financial result, net

	2012	2011	2010
Financial Expenses
Cost of debt	(924,498)	(916,548)	(723,632)
Cost of sale of receivables	(523,833)	(699,952)	(129,187)
Monetary restatement liabilities	(267,510)	(287,216)	(222,738)
Other expenses	(70,319)	(22,242)	(79,143)
Total expenses	(1,786,160)	(1,925,958)	(1,154,699)

Financial revenues
Revenue in cash and cash equivalents	357,927	338,906	144,326
Monetary restatement assets	217,318	243,435	174,993
Other financial revenues	17,979	10,909	12,379
Total financial income	593,287	593,250	331,698

Financial result	(1,192,873)	(1,332,708)	823,001

32.    Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (See Note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

32.   Earnings per share - Continued

The earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own shares.

The following table presents the determination of net income available to common and preferred shareholders and weighted average of common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years reported:

	2012			2011
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Actual dividend proposed	160,248	89,407	249,655	109,037	61,540	170,577
Basic allocated and undistributed earnings	514,480	287,046	801,526	349,447	198,195	547,642
Allocated net income available for common and preferred shareholders	674,728	376,453	1,051,181	458,484	259,735	718,219

Basic denominator (thousands of shares)
Weighted average of shares	162,417	99,680	262,097	159,775	99,680	259,455

Basic earnings per thousands of shares (R$)	4.15	3.78		2.87	2.61

Diluted numerator
Dividend proposed	160,248	89,407	249,655	109,037	61,540	170,577
Diluted allocated undistributed earnings	514,480	287,046	801,526	349,447	198,195	547,642
	674,728	376,453	1,051,181	458,484	259,735	718,219
Diluted denominator
Weighted average of shares (thousands)	162,417	99,680	262,097	159,775	99,680	259,455
Stock call option	1,329	-	1,329	909	-	909

Diluted weighted average of shares (thousands)	163,746	99,680	263.426	160,684	99,680	260,364

Diluted earnings per thousands of shares (R$)	4.12	3.78		2.85	2.61

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

32.   Earnings per share - Continued

	2010
	Preferred	Common	Total
Basic numerator
Actual dividend proposed	109,003	62,572	171,575
Basic allocated and undistributed earnings	283,283	163,640	446,923
Allocated net income available for common and preferred shareholders	392,286	226,212	618,498

Basic denominator (thousands of shares)
Weighted average of shares	156,873	99,680	256,553

Basic earnings per thousands of shares (R$)	2.50	2.27

Diluted numerator
Dividend proposed	109,003	62,572	171,575
Diluted allocated undistributed earnings	283,283	163,640	446,923
	392,286	226,212	618,498
Diluted denominator
Weighted average of shares (thousands)	156,873	99,680	256,553
Stock call option	1,616	-	1,616

Diluted weighted average of shares (thousands)	158,489	99,680	258,169

Diluted earnings per thousands of shares (R$)	2.48	2.27

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

33.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, amounting in the year ended December 31, 2012 R$3,780 (R$2,791 at December 31, 2011), employees contributions R$4,715 (R$3,990 at December 31, 2011). The plan had 878 participants at December 31, 2012 (881 at December 31, 2011).

34.   Insurance coverage

The insurance coverage at December 31, 2012 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property, equipment and inventories	Assigning profit	15,075,008
Profit	Loss of profits	3,697,023
Cars and other (*)	Damages	730,956

In addition, the Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$294,105.

(*)The value reported above does not include coverage of the hooves, which are insured by 100% value of the Foundation Institute of Economic Research – FIPE table.

35.   Segment information

Management considers the following segments, as follows.

•       Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini mercado Extra”, “Posto Extra” and “Drogaria Extra”;

•       Electro – includes the banners “Ponto Frio” and “Casas Bahia”;

•       Sef-Service – includes the banner “ASSAI”; and

•       E-commerce includes the “sites” www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br  and www.partiuviagens.com.br.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements. GPA financing (including financial costs and financial income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of food retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company measures the results of segments using the accounting practices adopted in Brazil (IFRS), among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability. Information about our segments is included in the following table:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

	2012
Description	Food retail	Self-service	Home appliance	E-commerce	Eliminations (*)	Total
Net sales	23,439,000	4,639,211	19,437,736	3,408,514	-	50,924,461
Gross profit	6,780,505	674,816	5,857,977	490,431	-	13,803,729
Depreciation and amortization	(592,001)	(43,733)	(152,945)	(9,675)	-	(798,354)
Share of profit in an associate	11,273	-	(454)	-	-	10,819
Operating income	1,509,652	145,625	1,106,134	107,796	-	2,869,207
Financial expenses	(872,342)	(90,094)	(745,027)	(113,037)	34,340	(1,786,160)
Financial revenue	423,439	23,514	170,692	9,982	(34,340)	593,287
Earnings (loss) before income and social contribution taxes	1,060,749	79,046	531,797	4,742	-	1,676,334
Income and social contribution taxes	(287,222)	(18,295)	(212,545)	(1,836)	-	(519,898)
Net profit (loss)	773,526	60,751	319,254	2,905	-	1,156,436

Current assets	8,030,598	899,464	7,650,902	861,611	(191,891)	17,250,684
Noncurrent assets	12,377,054	2,434,937	3,234,372	335,588	(236,401)	18,145,550
Current liabilities	4,869,096	2,075,249	6,324,067	1,115,273	(428,292)	13,955,393
Noncurrent liabilities	8,337,036	388,311	1,647,530	13	-	10,372,890
Equity	7,201,520	870,841	2,913,677	81,913	-	11,067,951

	2011
Description	Food retail	Self-service	Home appliance	E-commerce	Eliminations (*)	Total
Net sales	21,675,732	3,902,038	17,827,516	3,189,200	-	46,594,486
Gross profit	6,078,608	534,017	5,556,227	490,500	-	12,659,352
Depreciation and amortization	(515,662)	(31,703)	(123,595)	(7,417)	-	(678,377)
Share of profit in an associate	18,918	-	15,907	-	-	34,825
Operating income	1,211,935	75,204	678,527	171,697	-	2,137,363
Financial expenses	(925,401)	(98,655)	(816,192)	(131,871)	46,161	(1,925,958)
Financial revenue	372,360	10,873	254,307	1,871	(46,161)	593,250
Earnings (loss) before income and social contribution taxes	658,893	(12,577)	116,643	41,696	-	804,655
Income and social contribution taxes	(34,580)	4,066	(39,623)	(14,862)	-	(84,999)
Net profit (loss)	624,313	(8,511)	77,022	26,832	-	719,656

Current assets	8,225,600	833,336	7,517,380	884,582	(184,506)	17,276,392
Noncurrent assets	12,994,359	581,258	3,152,689	120,279	(355,973)	16,492,612
Current liabilities	6,483,760	679,817	5,951,296	926,181	(539,852)	13,501,202
Noncurrent liabilities	7,536,679	515,388	2,121,200	737	(627)	10,173,377
Equity	7,199,520	219,389	2,597,573	77,943	-	10,094,425

	2010
Description	Food retail	Self-service	Home appliance	E-commerce	Eliminations (*)	Total
Net sales	20,542,598	2,943,034	6,903,714	1,702,328	-	32,091,674
Gross profit	5,524,740	421,695	1,627,189	276,574	-	7,850,198
Depreciation and amortization	(354,937)	(24,680)	(64,346)	(2,166)	-	(446,129)
Share of profit in an associate	21,700	-	12,799	-	-	34,499
Operating income	1,127,922	62,618	225,543	77,370	-	1,493,453
Financial expenses	(659,978)	(53,647)	(376,149)	(73,460)	8,535	(1,154,699)
Financial revenue	298,651	7,244	34,023	315	(8,535)	331,698
Earnings (loss) before income and social contribution taxes	766,594	16,215	(116,583)	4,226	-	670,452
Income and social contribution taxes	(123,118)	(7,951)	51,880	(5,333)	-	(84,522)
Net profit (loss)	643,476	8,264	(64,703)	(1,107)	-	585,930

Current assets	6,309,707	721,364	7,131,628	510,368	-	14,673,067
Noncurrent assets	12,720,825	712,728	2,090,405	72,282	(497,044)	15,099,196
Current liabilities	(4,933,300)	(740,627)	(4,715,670)	(533,840)	-	(10,923,437)
Noncurrent liabilities	(7,346,136)	(512,849)	(1,986,126)	(167)	497,044	(9,348,234)
Equity	(6,751,096)	(180,616)	(2,520,237)	(48,643)	-	(9,500,592)

(*) The eliminations consist of balances between the companies.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Reais, except when otherwise stated)

35.   Segment information - Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2012	2011	2010
Food	55.1%	54.9%	73.2%
Non-food	44.9%	45.1%	26.8%
/Total sales	100.0%	100.0%	100.0%

On December 31, 2012 the investments was presented as follows:

2012
Food	1,245,232
Non-food	331,325
Total investments	1,576,557

36.   Subsequent Events

a)      Merger of subsidiary Nova Casa Bahia S.A. by Via Varejo S.A.

On January 2, 2013 was approved by the Board of Directors´ Meeting of Via Varejo, the merger of NCB subsidiary in the parent company Via Varejo. The merger will have no impact on the consolidated financial statements, on the capital or on the shareholding pattern. The net merger was subject to an valuation report on the merger date.

The merger of NCB in Via Varejo aims at simplifying the organizational structure and ownership of companies, enabling a reduction of administrative and operational costs.

b)      Disposal of shares of Fund Shares Santa Rita

In accordance with Notice to the Market published by the Company on January 14, 2013, we were informed by UBS Securities Administrator Brazil Ltda. and Mr. Abilio dos Santos Diniz that the Investment Fund Shares Santa Rita sold 17,000,000 (seventeen million) of preferred shares, representing 6.46% of total share capital.

c)  Association agreement

On April 17, 2013, the Company, its subsidiary Via Varejo, and CB signed a Performance Commitment Agreement ("TCD") with the Anti-Trust Agency ("CADE") for approval of the Association Agreement, and Via Varejo's main obligation is to sell a total of 74 stores, located in 54 cities distributed in six states and the Federal District, which together accounted for approximately 3% of consolidated gross sales of Via Varejo in 2012. The Company, CB and Via Varejo reiterate their commitment to continue cooperating with the CADE until the complete fulfillment of all obligations of TCD. This approval terminates the obligations assumed by the Company, CB and Via Varejo under the Preserve Reversibility of Operation Agreement (APRO) signed with CADE on February 3, 2010, allowing Via Varejo fully get all the synergies of the Association.

The Company will keep its shareholders and the market informed of any developments concerning the fulfillment of the TCD.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited the accompanying consolidated statement of financial position of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

ERNST & YOUNG TERCO
Auditores Independentes S.S.

CRC2SP015199/O-6

Antonio Carlos Fioravante

Accountant CRC nº 1SP184973/O-0

São Paulo, Brazil

April 30, 2012.