Form 20-F/A
period 2012-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2013-09-23
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

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

____________________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

____________________________

Christophe Hidalgo, Chief Financial Officer
Phone: +55 11 3886-0421  Fax: +55 11 3884-2677

gpari@grupopaodeacucar.com.br

Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP, Brazil

(Address of principal executive offices)

____________________________

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

1 Yes  1 No

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

1 Yes   ☒ No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2013 to provide a revised dated audit report reflecting the city and state where issued and a revised report on internal controls over financial reporting indicating the city and state where issued (jointly the “Revised Reports”).

This Form 20-F/A consists of a cover page, this explanatory note, the audited annual financial statements for the year ended December 31, 2012 accompanied by the Revised Reports, an exhibit index and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 26, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By: /s/Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Chief Executive Officer

By: /s/Christophe José Hidalgo
Name: Christophe José Hidalgo
Title: Chief Financial Officer

Dated: September 23, 2013

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

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

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

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

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

ii)Partnership of the three gas stations

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

In the exercise of 2012 the Company increased the capital in 3,171 thousand preferref shares resulting from the exercise of stock options, as follows:

xviii.             At the Board of Directors’ Meeting held at February 16, 2012, the capital was increased by R$515 by means of the issue of 36 thousand preferred shares.

xix.               At the Board of Directors´ Meeting at April 27, 2012, the capital was increased by R$161 by means of the issue of 1,876 thousands preferred shares.

xx.         At the Board of Directors’ Meeting held at June 4, 2012, the capital was increased by R$12,332 by means of the issue of 897 thousand preferred shares.

xxi.               At the Board of Directors’ Meeting held at September 5, 2012, the capital was increased by R$246 by means of the issue of 8 thousand preferred shares.

xxii.              At the Board of Directors´ Meeting held at October 25, 2012, the capital was increased by R$5,776 by means of the issue of 250 thousands preferred shares.

xxiii.             At the Board of Directors´ Meeting at December 14, 2012, the capital was increased by R$2,441 means of the issue of 104 thousands preferred shares.

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

(ii)   Consolidated information on the stock option plans – GPA -- Continued

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

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

33.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A.. The Company pays monthly contributions on behalf of its employees, amounting in the year ended December 31, 2012 R$3,780 (R$2,791 at December 31, 2011), employees contributions R$4,715 (R$3,990 at December 31, 2011). The plan had 878 participants at December 31, 2012 (881 at December 31, 2011).

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

36.   Subsequent Events -- Continued

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