Form 20-F
period 2013-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2014-04-30
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

gpa.ri@gpabr.com

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

165,243,572 Preferred Shares, no par value per share

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

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts in respect of the year ended December 31, 2013 was R$2.343 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2013, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.  See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.            Selected Financial Data

We present in this section summary financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 included in this annual report and prepared in accordance with IFRS.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2013 have been translated into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2013, of R$2.343 to US$1.00 (subject to rounding adjustments).

	As of and for the Year Ended December 31,
	2009(1)	2010(2)	2011	2012	2013	2013
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Statement of income data

Net sales	23,192.8	32,091.7	46,594.5	50,924.4	57,730.3	24,639.5
Cost of sales	(17,493.8)	(24,241.5)	(33,935.1)	(37,167.5)	(42,704.1)	(18,226.2)
Gross profit	5,699.0	7,850.2	12,659.3	13,756.9	15,026.2	6,413.3
Selling, general and administrative expenses	(4,212.1)	(5,817.2)	(9,619.7)	(10,114.0)	(10,664.7)	(4,551.7)
Depreciation and amortization	(459.9)	(446.1)	(678.4)	(751.5)	(787.4)	(336.1)
Other operating expenses, net	(77.9)	(127.9)	(258.7)	(33.0)	(673.1)	(287.3)
Operating profit	949.1	1,459.0	2,102.5	2,858.3	2,901.0	1,238.2
Financial income	246.7	331.7	593.3	593.3	642.7	274.3
Financial expense	(501.2)	(1,154.7)	(1,926.0)	(1,786.2)	(1,836.2)	(783.7)
Equity in an associate	5.4	34.5	34.8	10.8	47.3	20.2
Profit before income and social contribution taxes	700.0	670.5	804.7	1,676.2	1,754.8	749.0
Income and social contribution taxes	(94.0)	(84.5)	(85.0)	(519.8)	(358.6)	(153.1)

Net income and comprehensive income	606.0	585.9	719.7	1,156.4	1,396.2	595.9
Attributable to equity holders of the parent	609.4	618.5	718.2	1,051.2	1,052.5	449.2
Attributable to noncontrolling interest	(3.4)	(32.6)	1.4	105.2	343.7	146.7

Basic earnings per shares
Common	2.34	2.27	2.61	3.78	3.75	1.6
Preferred	2.59	2.50	2.87	4.15	4.13	1.8
Diluted earnings per shares
Common	2.34	2.27	2.61	3.78	3.75	1.6
Preferred	2.50	2.48	2.85	4.12	4.11	1.8

Basic earnings per ADS	2.59	2.50	2.87	4.15	4.13	1.8
Diluted earnings per ADS	2.50	2.48	2.85	4.12	4.11	1.8

Weighted average number of shares outstanding (in thousands)
Common	99,680	99,680	99,680	99,680	99,680	99,680

Preferred	145,442	156,873	159,775	162,417	164,773	164,773
Total	245,122	256,553	259,455	262,097	264,453	264,453

Dividends declared and interest on equity per share
Common	0.53	0.63	0.62	0.59	0.89	0.38
Preferred	0.60	0.69	0.68	0.65	0.98	0.42
Dividends declared and interest on shareholders’ equity per ADS(3)	0.60	0.69	0.68	0.65	0.98	0.42

Balance sheet data

Cash and cash equivalents	2,341.9	3,818.0	4,970.0	7,086.2	8,391.6	3,581.56
Property and equipment, net	5,356.6	6,794.3	7,358.3	8,114.4	9,053.6	3,864.11
Total assets (4)	18,574.1	29,772.3	33,443.4.0	34,832.1	38,008.3	16,222.07
Short-term debt (including current portion of long-term debt)	687.6	2,915.1	4,917.5	4,211.1	5,171.4	2,207.17
Long-term debt	3,582.6	5,591.9	6,240.9	6,281.1	4,321.8	1,844.56
Shareholders’ equity	6,656.7	9,500.6	10,094.4	11,067.9	12,711.9	5,425.48
Share capital	5,374.8	5,579.3	6,129.4	6,710.0	6,764.3	2,887.03

Other financial information

Net cash provided by (used in):
Operating activities	1,842.8	361.4	1,128.1	5,299.3	4,891.9	2,087.88
Investing activities	(1,636.7)	(1,399.4)	(1,356.4)	(1,306,1)	(1,751.5)	(747.5)
Financing activities	512.4	2,514.1	1,380.3	(1,876,8)	(1,859.5)	(793.6)
Capital expenditures	(1,631.7)	(1,521.7)	(1,723.4)	(1,426.1)	(1,849.6)	(789.4)

____________

(1)   Includes the result of operations of Via Varejo S.A.  (formerly Globex Utilidades S.A.), or “Via Varejo,” which operates under the brand name Pontofrio as from July 1, 2009.

(2)   Includes the results of operations of Nova Casa Bahia S.A., or Nova Casa Bahia, which operates under the brand name Casas Bahia as from November 1, 2010.

(3)   Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

(4)   For the financial statements as of and for the years ended December 31, 2012 and 2011, we reclassified balances of receivables related to bonuses that were granted by suppliers under commercial agreements.  Pursuant to the terms of these agreements, we were allowed to offset receivables due to us by the suppliers with the outstanding balance to be paid by us to the suppliers.  This reclassification aimed at presenting these receivables consistently with their realization.  For further information on the reclassification, see note 2 to our financial statements included elsewhere in this annual report.  The consolidated balance sheet data as of December 31, 2010 and 2009 were not reclassified due to practical difficulties in obtaining the remaining information for the reclassification of these dates and the fact that the difference would not be considered material.

	As of and for the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
Operating Data
	(millions of R$, except as indicated)				(millions of US$, except as indicated)

Employees at period end(1)	85,244	144,914	149,070	151,037	156,451	156,451

Total square meters of selling area at period end	1,744,653	2,811,103	2,855,851	2,962,009	3,026,815	3,026,815

Number of stores at period end:
Pão de Açúcar	145	149	159	163	168	168
Extra Hiper(2)	103	110	132	138	138	138
Minimercado Extra (3)	52	68	72	107	164	164
Extra Supermercado(4)	238	231	204	207	213	213
Assaí	40	57	59	61	75	75
Pontofrio(5)	502	506	401	397	397	397
Casas Bahia	-	526	544	568	602	602
Nova Pontocom	-	-	-	-	-	-
Total number of stores at period end	1,080	1,647	1,571	1,641	1,757	1,757

Net sales revenues per employee(1):
Pão de Açúcar	262,547	287,016	288,256	243,825	324,689	138,602
Extra Hiper (2)	356,092	431,185	457,355	442,813	458,663	195,792
Minimercado Extra (3)	N/A	N/A	270,466	195,418	218,461	93,256
Extra Supermercado(4)	320,075	316,028	256,486	338,644	370,867	158,314
Assaí	303,361	418,860	486,356	545,787	548,808	234,273
Pontofrio(5)	273,441	466,002	365,954	542,007	580,086	247,625
Casas Bahia(6)	-	N/A	464,689	474,760	525,507	224,327
Nova Pontocom(7)	-	-	-	-	-	-
CBD average net sales revenues per employee	315,055	382,182	393,595	445,366	497,507	212,374

Net sales revenues by store format:
Pão de Açúcar	3,802	4,287	4,740	5,161	5,761	2,459
Extra Hiper (2)	10,402	11,658	12,364	13,504	14,339	6,121
Minimercado Extra (3)	N/A	N/A	182	241	451	193
Extra Supermercado(4)	4,193	4,597	4,390	4,381	4,863	2,076
Assaí	1,982	2,943	3,902	4,639	6,273	2,678
Pontofrio(5)	2,814	4,455	4,524	4,872	5,341	2,280
Casas Bahia(6)	-	2,448	13,304	14,566	16,405	7,003
Nova Pontocom(7)	-	1,704	3,189	3,409	4,297	1,834
GPA Malls(8)	-	-	-	152	-	-
Total net sales	23,193	32,092	46,594	50,924	57,730	24,644

Average monthly net sales revenue per square meter(9):
Pão de Açúcar	1,637.2	1,835.1	1,944.6	2,041.7	2,212.9	944.6
Extra Hiper (2)	1,138.0	1,219.4	1,280.0	1,310.6	1,353.3	577.7
Minimercado Extra (3)	N/A	N/A	1,027.2	1,149.4	1,118.3	477.4
Extra Supermercado(4)	1,124.9	1,187.5	1,331.1	1,483.5	1,617.8	690.6
Assaí	1,395.2	1,790.3	1,777.7	2,036.2	2,256.7	963.3
Pontofrio(5)	1,032.2	1,032.6	1,497.5	1,578.3	1,722.7	735.4
Casas Bahia(6)	-	N/A	1,480.2	1,573.0	1,708.0	729.1
Nova Pontocom(7)	-	-	-	-	-	-
CBD average monthly net sales revenue per square meter	1,110.1	1,287.2	1,565.0	1,546.8	1,640.4	700.2

Average ticket amount:
Pão de Açúcar	29.8	33.2	36.3	39.6	44.6	19.0
Extra Hiper (2)	48.5	53.3	64.0	59.3	63.5	27.1
Minimercado Extra (3)	N/A	N/A	12.0	12.8	14.6	6.2
Extra Supermercado(4)	21.9	23.9	25.1	26.7	30.1	12.9
Assaí	74.5	85.0	88.6	103.6	115.5	49.3
Pontofrio(5)	550.0	563.9	451.2	432.6	486.4	207.6
Casas Bahia(6)	-	361.3	372.2	391.5	451.3	192.7
Nova Pontocom(7)	-	538.3	485.6	428.2	419.8	179.2
CBD average ticket amount	41.2	54.1	73.4	79.3	87.6	37.4

Average number of tickets per month (Brazilian reais – R$):
Pão de Açúcar	10,607,751	10,765,303	10,882,640	10,862,968	10,770,189	4,597,537
Extra Hiper (2)	17,886,223	18,237,819	18,025,561	18,966,815	18,811,073	8,029,998
Minimercado Extra (3)	N/A	N/A	1,355,022	1,563,405	2,575,492	1,099,416
Extra Supermercado(4)	15,924,380	16,026,255	14,588,413	13,693,582	13,461,964	5,746,591
Assaí	2,218,159	2,885,286	3,671,405	3,732,878	4,527,849	1,932,831
Pontofrio(5)	426,395	658,275	835,446	938,511	915,119	390,642
Casas Bahia(6)	-	564,626	2,978,613	3,100,208	3,028,962	1,292,991
Nova Pontocom(7)	-	263,747	547,328	663,300	852,992	364,122
CBD average number of tickets per month	47,062,907	49,401,310	52,884,427	53,521,666	54,943,639	23,454,128

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

(4) In 2009 and 2010, includes the results of operations of Sendas  and CompreBem  stores.  During 2010 and 2011, we converted the Sendas  and CompreBem  stores into Extra Supermercado stores.

(5) In 2009, includes the results of operations of Extra Eletro stores, Pontofrio  stores and Pontofrio.com.  From 2010 the results of Pontofrio.com are included in Nova Pontocom.

(6) In 2010, includes the results of operations of Casas Bahia stores as from November 1, 2010.

(7) Includes all e-commerce assets of the Company.  For further information, see “Item 4B. Business Overview—Our Company—E-commerce Operating Segment.”

(8) In 2012, R$152.0 million net sales revenue (R$153.0 million gross sales) was recognized from real estate projects through a barter transaction. The barter transaction revenue is the net result of the book value of the assets swapped. For further information on the barter transactions, see note 11(c) to our financial statements

(9) Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last years experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between mid-2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010.  During 2011 and 2012 the real depreciated against the U.S. dollar and reached at year end 2012 R$2.044 per US$1.00.  During 2013 the real  depreciated against the U.S. dollar and on December 31, 2013 the exchange rate was R$2.343 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2009	1.702	2.421	1.994	1.741
2010	1.655	1.881	1.759	1.666
2011	1.535	1.902	1.675	1.876
2012	1.702	2.112	1.955	2.044
2013	1.953	2.446	2.161	2.343

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
October 2013	2.161	2.212	2.189	2.203
November 2013	2.243	2.336	2.295	2.325
December 2013	2.310	2.382	2.345	2.343
January 2014	2.334	2.440	2.382	2.426
February 2014	2.333	2.424	2.384	2.345
March 2014	2.260	2.365	2.326	2.263
April 2014 (through April 23, 2014)	2.197	2.281	2.234	2.243
__________
Source: Central Bank
(1)   Represents the average of the exchange rates of each trading date using the exchange rates from the first and last day of the month.

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

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us.  Recent economic and political instability has led to legislative or regulatory changes that resulted in increased economic uncertainty, a negative perception of the Brazilian economy and outlook and heightened volatility in the Brazilian securities markets, which may adversely affect us and the trading price of the ADSs and our preferred shares.

Political crisis in Brazil in the past has affected the development of the Brazilian economy and the trust of foreign investors, as well as the public in general.  Recent popular unrest in Brazil has led to large demonstrations in mid-2013, which serves as an example of the population’s growing dissatisfaction with corruption and certain political measures.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2005 and 2012, the base interest rate (SELIC) in Brazil varied between 19.75% per annum and 7.25% per annum. At the end of 2013, the SELIC rate was 9.5%. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business.  We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.  Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, especially in connection with our home appliance segment, which could have a negative effect on our financial income.  Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us as our indebtedness is indexed to the interbank deposit certificate, or CDI, rate.  Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time there have been significant fluctuations in the exchange rate between the real  and the U.S. dollar and other currencies.  For example, the real  appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, as a result of the worsening global economic crisis, the real  depreciated 32% against the U.S. dollar, closing at R$2.337 to US$1.00 on December 31, 2008.  For the years ended December 31, 2009 and 2010, the real  appreciated 25.5% and 4.2%, respectively, against the U.S. dollar, closing at R$1.741 and R$1.666 to US$1.00 on December 31, 2009 and 2010, respectively.  For the years ended December 31, 2011, 2012 and 2013 the real  depreciated 12.6%, 8.9% and 14.6%, respectively, against the U.S. dollar, closing at R$1.876,  R$2.044 and R$2.343 to US$1.00, respectively.  The real  may substantially depreciate or appreciate against the U.S. dollar in the future.  Exchange rate instability may have a material adverse effect on us.  Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.

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

We operate mainly in the food retail and home appliances sectors.  The food retail sector in Brazil, including the cash and carry (atacado de auto serviço) segment and the home appliances sector, are highly competitive in Brazil.  We face intense competition from small retailers, especially from those that operate in the informal segment of the Brazilian economy.  In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete in the food retail sector with a number of large multinational retail food and general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores.  In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies.  Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

Approximately 80% of our products are distributed through our 58 distribution centers located in the southern, southeastern, mid-western and northeastern regions of Brazil.  If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us.  Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores.  Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

We are exposed to risks related to customer financing and loans.

We have a financial partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, through which we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers credit cards, financial services and insurance at our stores.  In addition, installment sales are widely used in the Brazilian home appliance market.  FIC is subject to the risks normally associated with providing these types of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to its customers, which could have a material adverse effect on us.

Financial institutions in Brazil, including FIC, are subject to changing regulation by the Central Bank.

FIC is a financial institution regulated by the Central Bank and is therefore subject to significant regulation.  The regulatory structure of the Brazilian financial system is continuously changing.  Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a retailer without financial operations.  Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted.  FIC and, therefore, we, may be adversely affected by changes in regulations, including those related to:

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

Our controlling shareholder, the Casino Guichard-Perrachon Group, or Casino Group, through our holding company, Wilkes Participações S.A., or the Holding Company has the power to, among other things, appoint the majority of the members to our board of directors, who, in turn, appoint our executive officers; determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Brazilian corporate law; determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; enter into new partnerships; and deliberate on financings and similar transactions.  Our controlling shareholder may prevail over our other shareholders or holders of ADSs.  For a description of our ownership structure, see “Item 7A. Major Shareholders.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  The top 10 stocks in terms of trading volume accounted for approximately 44%, 39% and 39% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores,  Mercadorias e Futuros), or BM&FBOVESPA, in 2011, 2012 and 2013, respectively.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our by-laws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law.  This adjusted income may be used to absorb losses or otherwise appropriated as allowed under the Brazilian corporate law and may not be available to be paid as dividends.  We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

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

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population.  To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  Our stores have operated under different banners targeted at the various income segments of the Brazilian population.  For further information on our banners, see “Item 4B. Business Overview—Our Company” and “— Operations.”

In order to implement that strategy and to increase our market share, between 1981 and 2003 we acquired important supermarket chains such as Coopercitrus, Lourenção, Barateiro, Peralta, Paes Mendonça, ABC Supermercados, Sé Supermercados, Sendas  and small chains, such as São Luiz, Nagumo  and Rosado. These chains were later and gradually converted into our current banners.

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco.  FIC exclusively offers credit cards, financial services and insurance at our stores.  For further information on FIC, see “Item 4B. Business Overview—FIC and Investcred.”

In 2007, we acquired a 60% ownership interest in the Assaí chain.  This acquisition enabled us to enter the cash and carry segment in the State of São Paulo.  In 2008, we started cash and carry operations in the State of Rio de Janeiro through Xantocarpa, a company that assumed the operation of three Sendas stores, which were converted into Assaí stores.  In July 2009, we purchased the remaining 40% interest in Assaí  and became owners of 100% of the chain.

In July 2009, we purchased a 70.2% ownership interest in Globex (which later changed its corporate name to Via Varejo), a company which operates in the home appliances sector under the brand name Pontofrio.  In this annual report, the term “home appliances” refers to sale of durable goods, i.e., electronics, furniture and other items for the home.  In a tender offer triggered by the acquisition, our Company increased its ownership interest in Globex to 98.8%.

In 2010, we consolidated our leading position in the retail segment in Brazil and we believe we became the largest home appliance retailer in the country as a result of the association with the partners (represented by the Klein Family) of Casa Bahia Comercial Ltda., or Casas Bahia, a Brazilian home appliances retailer which operates under the brand name Casas Bahia.  Pursuant to the association agreement, by means of a corporate reorganization, we and the partners of Casa Bahia Comercial Ltda. merged our respective businesses in the home appliances and e-commerce segments under Via Varejo.  As a result we then owned 52.4% of Via Varejo.

In April 2013, we and Via Varejo entered into a term of undertaking (Termo de Compromisso de Desempenho), or Term of Undertaking, with the Administrative Council for Economic Defense, or CADE, for the approval of the association agreement between CBD and Casa Bahia Comercial Ltda.

Our main undertaking under the Term of Undertaking was to divest 74 stores, distributed across 54 cities and seven states, representing approximately 3% of Via Varejo’s consolidated gross sales in 2013 (3% in 2012).  As of December 31, 2013, we had divested 35 stores through sales to other Brazilian retailers.  We still have 39 remaining stores located in the states of São Paulo, Rio de Janeiro, Goiás, Minas Gerais and Mato Grosso, which divestment is under discussion with CADE.  We provisioned R$30.4 million for payment of fines that may be imposed on us by CADE and impairment of assets related to these stores.

On October 17, 2013, we, Via Varejo and Nova Pontocom entered into a stock purchase agreement pursuant to which we acquired 6.2% of Nova Pontocom’s capital stock from Via Varejo for R$80.0 million and 1.95% of Nova Pontocom’s capital stock from minority shareholders for R$25.3 million.  As a result, Nova Pontocom became our direct subsidiary of which we hold 52.06% of the capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact in our consolidation of Nova Pontocom’s results of operations and financial condition on our financial statements, since we previously held, through Via Varejo, the indirect control of Nova Pontocom.

In addition, Via Varejo and Nova Pontocom entered into (i) an operational agreement that establishes the terms and conditions of their relationship, synergies and complementary operations.  Pursuant to this operational agreement, Via Varejo and Nova Pontocom will, among other things, share logistics and marketing costs for their mutual benefit, as well as an electronic catalog of products from which they will negotiate in good faith purchases between them; and (ii) a shareholders’ agreement that establishes the corporate governance framework and other property rights for Nova Pontocom.

On December 27, 2013, our subsidiary Via Varejo concluded its public offering in Brazil with selling efforts to qualified institutional buyers in the United States and to institutions and other investors who were not U.S. persons elsewhere, the offering raised approximately R$2.8 billion in proceeds.  The public offering was structured as a secondary public offering of Units, each Unit consisting of one common share and two preferred shares of Via Varejo.

We sold a total of 38.9 million Units for approximately R$896.8 million, which reduced our shareholding in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.  No gain was recorded as a result of this transaction.  The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock.  As of the date of this annual report, the Klein Family owns 27.31% of Via Varejo’s total capital stock. Via Varejo has 29.3% of its total stock capital in the free float.

As a consequence of the reduction of its participation in Via Varejo’s capital stock, the Klein Family no longer has certain rights under the shareholders’ agreement entered into by and among us, the Klein Family and Via Varejo, among which are Mr. Michael Klein’s appointment to the position of chairman of the board of directors of Via Varejo and the right to consent with respect to Via Varejo’s vote at shareholders’ meetings of its subsidiary Nova Pontocom or by members of the board of directors of Nova Pontocom regarding certain matters.  In addition, the Klein Family has the right to appoint only two members of the board of directors of Via Varejo.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$5,275.5 billion in our operations in the three years ended December 31, 2013.  Our capital expenditure and investment plan for 2014 contemplates capital expenditures and investments for 2014 in the total amount of approximately R$2 billion relating to (i) the opening of new stores, purchase of real estate and conversion of stores, (ii) the renovation of existing stores, and (iii) improvements to information technology, logistic and other infrastructure-related capital expenditures and investments.  The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations. Our investments in the last three years have included:

Opening of new stores and purchases of real estate – In the food retail sector, we seek real estate properties to open new stores under one of our banners in regions where there are no local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 254 new stores from 2011 through 2013, including those in the food retail sector and those in the home appliances retail sector.  The total cost of opening these new stores and the purchase of real estate from 2011 through 2013 was R$1,493.8 million.

Acquisition of retail chains and companies – We have paid an aggregate of R$585.9 million from 2011 through 2013 for the acquisition of equity interests in Sendas, Assaí, Rede Duque and, more recently, Indústria de Móveis Bartira Ltda., or Bartira, a furniture maker that sells exclusively to Casas Bahia.

Renovation of existing stores – We usually remodel a number of our stores every year.  Through our renovation program we add refrigeration equipment to our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems.  The total cost of renovating stores from 2011 through 2013 was R$1,796.4 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  We have made significant investments in information technology in an aggregate amount of R$1,022.1 million from 2011 through 2013.  For more information on our information technology, see “Item 4B. Business Overview—Technology.”

Expansion of distribution facilities – Since 2009, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.  We have invested an aggregate of R$337.3 million on our distribution facilities from 2011 through 2013.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
	(in millions of R$)
Opening of new stores	391.5	285.6	520.9
Purchases of real estate	0.2	97.0	198.6
Acquisition of retail chains and companies	277.0	33.2	275.7
Renovation of existing stores	620.6	563.9	611.9
Information technology	313.8	337.5	370.8
Distribution centers	120.3	108.9	148.1

Total	1,723.4	1,426.1	2,126.0

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

4B.            Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.6% of Brazil’s GDP (gross domestic product) in 2013.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of approximately R$272.2 billion in 2013, representing a 5.5% increase compared with 2012.

The Brazilian retail food industry is highly fragmented.  Despite consolidation within the industry, according to ABRAS, the three largest supermarket chains represented approximately 46.6% of the retail food industry in 2013, as compared to 45.9% in 2012.  Our consolidated gross sales represented 23.7% of the gross sales of the entire retail food industry in 2013, also according to ABRAS.

The cash and carry segment (atacado de auto serviço) was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale.  According to the ABRAS, this segment in Brazil had gross revenues of R$43 billion in 2013, representing an 17.5% increase compared with 2012.

According to data published in February 2014 by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the volume of sales in the food retail sector increased by 4.3% in 2013 compared to 2012.  This data mainly reflects the increase in the Brazilian population’s purchasing power, mostly driven by the rise in the salaries and number of people employed.

According to the IBGE, the volume of sales in furniture and house appliances sector in Brazil increased by 5.0% in 2013 relation to the previous year.  This performance occurred due to the maintenance of the employment and income growth and credit availability.

According to the IBGE, the total population of Brazil was approximately 201 million in 2013, a 18.3% growth since 2000.  Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE estimate for 2013, the city of São Paulo has a population of approximately 11.8 million and the city of Rio de Janeiro has a population of approximately 6.4 million.  These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 43.6 million, representing 21.7% of the Brazilian population and is our largest consumer market.  The State of Rio de Janeiro is our second largest consumer market.

According to IBGE, per capita income in Brazil increased approximately 1.4%, in real terms, in 2013.  During the same period, family consumption increased 2.3%, and Brazil’s GDP also increased 2.3%.  Among the reasons for the growth are the 2% increase in salaries and the 8.5% increase in the availability of credit.

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

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo – IPC) Maps 2013.

Class Level	Average Monthly Income (in R$)
A1	20,957
A2	12,708
B1	74,437
B2	3,729
C1	2,349
C2	1,524
D	1,034
E	668

According to a study by IPC Maps 2013, classes A1 and A2 households will account for only 4.6% of the urban population and classes B1 and B2 households will account for 32.1% of the urban population.  Classes C1, C2, D and E will collectively represent 63.3% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population.  The Brazilian monthly minimum wage increased 6.8% from R$678.00 in January 2013 to R$724.00 in January 2014.  Our management believes based on internal data for the years immediately following the introduction of the real in 1994, that even small purchasing power increments generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium-priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

We are the largest retailer in Brazil, with a market share of approximately 23.7% in 2013, according to ABRAS. As of December 31, 2013, our total gross sales, including the food and non-food categories, totaled R$64.4 billion. On the same date, we operated 1,757 stores, 85 gas stations and 157 drugstores in 19 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 58 distribution centers located in 13 Brazilian states and the Federal District.

We classify our various business segments into four operating segments as follows:

•         Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Extra Supermercado, (ii) hypermarkets through the banner Extra Hiper and (iii) neighborhood stores through the banner Minimercado Extra. The food retail segment also includes GPA Malls transactions.

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

•         Cash and carry segment, which consists of sales of food and some non-food products to resellers, intermediate consumers and retail customers through the Assaí banner.

•         Home appliances segment, which consists of sales of durable goods, i.e., electronics, home appliances, furniture and other items for the home, and the provision of products and services, such as specialized and convenient sales and after-sales service through Casas Bahia and Pontofrio stores.

•         E-commerce segment, which consists of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, wholesale activities and E‑Hub (B2B activities), owned by Nova Pontocom Comércio Eletrônico S.A., or Nova Pontocom, and its subsidiaries.

In the food retail and home appliance segments we also provide extended warranties to our customers upon the sale of home appliances at our stores.

Segment Revenue and Income Distribution

The table below shows our gross and net revenues from our operating segments and the breakdown of our net revenues by operating segment.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2013
Operating segment	Gross Sales from the Segment (in millions of R$)	Percentage of Total Gross Sales	Net Sales from the Segment (in millions of R$)	Percentage of Total Net Sales
Food retail	27,810.7	43%	25,414.3	44%
Cash and carry	6,814.4	11%	6,273.4	11%
Home appliances	24,963.4	39%	21,745.6	38%
E-commerce	4,817.0	7%	4,296.9	7%
Consolidated	64,405.0	100%	57,730.2	100%

The table below shows the net profit from each of the operating segments and their participation in our net income.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2013
Operating segment	Net Profit (Loss) from the Segment (in millions of R$)	Percentage of Total Net Income
Food retail	542.3	39%
Cash and carry	112.1	8%
Home appliances	769.7	55%
E-commerce	(27.9)	(2)%
Consolidated	1,396.2	100%

For more information about our revenues and net income from our operating segments, see “Item 5A. Operating Results—Results of Operations for 2013, 2012 and 2011.”

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super(1)	Mini-mercado Extra	Assaí	Pontofrio(2)	Casas Bahia	Total
As of December 31, 2010	150	110	231	68	57	506	526	1,648
During 2011
Opened	3	3	1	5	2	6	20	41
Closed	-	-	(2)	(1)	-	(111)	(2)	(117)
Transferred (from)/to	7	19	(26)	-	-	-	-	-
Acquired	-	-	-	-	-	-	-	-
As of December 31, 2011	160	132	204	72	59	401	544	1,572
During 2012
Opened	4	6	3	39	3	8	25	88
Closed	(1)	-	-	(4)	(1)	(12)	(1)	(19)
Transferred (from)/to	-	-	-	-	-	-	-	-
Acquired	-	-	-	-	-	-	-	-
As of December 31, 2012(3)	163	138	207	107	61	397	568	1,641
During 2013
Opened	5	-	6	57	14	5	36	125
Closed	-	-	-	-	-	(5)	(2)	(11)
Transferred (from)/to	-	-	-	-	-	-	-	-
Acquired	-	-	-	-	-	-	-	-
As of December 31, 2013	168	138	213	164	75	397	602	1,757

____________

(1) In 2009, the Sendas  and CompreBem  stores were included in Extra Supermercado stores.  During 2010 and 2011, we converted the Sendas  and CompreBem  stores into other formats.

(2) In 2009, the Extra Eletro stores were included in Pontofrio  stores.  During 2010, we converted the Extra Eletro into Pontofrio  stores.

(3) Excludes 85 gas stations and 157 drugstores.

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, which consists of the states of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo. The Southeast region accounted for 85.5% of the Company’s consolidated net revenue for the year ended December 31, 2013, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net sales for the year ended December 31, 2013. In addition, none of these regions represents individually more than 7.9% of the consolidated net sales.

The following table sets forth the number of our stores by region as of December 31, 2013:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	59	48	20	4	22	15
Extra Hiper	28	46	24	7	20	13
Extra Supermercado	69	87	47	-	10	-
Minimercado Extra	127	37	-	-	-	-
Assaí	22	23	11	2	11	6
Pontofrio	49	98	93	126	-	31
Casas Bahia	87	185	102	105	66	57
Total (5)	441	524	293	245	129	125

____________

(1)   Consists of stores in 121 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Espírito Santo, Minas Gerais, Paraná, Rio Grande do Sul and Santa Catarina.

(3)   This area comprises the states of Alagoas, Bahia, Ceará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and Tocantins.

(4)   This area comprises the states of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

(5)   Excludes 85 gas stations and 157 drugstores.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net sales revenue as a percentage of our total net sales revenue for each of our store formats as of December 31, 2013:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues
Pão de Açúcar	Supermarket	168	221,236	1,317	17,744	10.0%
Extra Hiper	Hypermarket	138	896,346	6,495	31,262	24.8%
Minimercado Extra	Neighborhood store	164	38,607	235	2,065	0.8%
Extra Supermercado	Supermarket	213	242,409	1,138	13,133	8.4%
Assaí	Cash and carry	75	271,632	3,622	11,431	10.9%
Pontofrio	Home appliances store	397	258,783	652	9,207	9.6%
Casas Bahia	Home appliances store	602	823,847	1,369	31,217	28.7%
Nova Pontocom (2)	E-commerce	-	-	-	-	6.7%
Head office & distribution center		55	-	-	40,412	-
Total(3)		1,757	2,752,860	1,567	156,451	100.0%
__________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Nova Pontocom’s employees are included in Head office & distribution center.

(3)   Excludes 85 gas stations and 157 drugstores.

For a detailed description of net sales revenue for each of our store formats, see “Item 5A. Operating Results.”

Food Retail Operating Segment

Pão de Açúcar Stores

Pão de Açúcar operates convenient neighborhood stores, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo metropolitan area).  We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce.  The Pão de Açúcar stores target the Brazilian class A and class B household consumers.  The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service.  Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.  Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

As of December 31, 2013, we had 168 Pão de Açúcar stores.  The Pão de Açúcar stores have an average of 1,317 square meters of selling space.  Food products represented 95.1% of gross sales revenue attributable to Pão de Açúcar in 2013 and non-food products represented 4.9%.

The Pão de Açúcar banner recorded gross sales of R$6,136.1 million in 2013, representing an increase of 10.8% relative to 2012.  This increase was mainly a result of our expansion (four new stores were opened), as well as growth in certain categories, such as general merchandise and perishables, particularly sea food.

Extra Hiper Stores

Extra Hiper  stores are our largest stores.  We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra Hiper stores offer the widest assortment of products of any of our store formats and had an average selling area of 6,495 square meters as of December 31, 2013.  The Extra Hiper stores target the Brazilian classes B, C, D and E classes.  As of December 31, 2013, we had 138 Extra Hiper stores.  The sale of food products and non-food products represented 68.6% and 31.4% of Extra Hiper’s gross sales in 2013, respectively.

Gross sales of the Extra Hiper banner in 2013 reached R$14,431.2 million, an 4.2% increase compared to 2012. This increase was mainly due to a better assortment of products.

Extra Supermercado Stores

As of December 31, 2013, we operated 213 Extra Supermercado stores.  Our Extra Supermercado banner is characterized by stores with an average sales area of 1,138 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores are complete neighborhood supermarkets with exceptional meat and bakery products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment with exemplary customer service.  The sale of food products and non-food products represented 95.5% and 4.5%, respectively, of Extra Supermercado’s gross sales in 2013.

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

Gross sales of the Extra Supermercado format in 2013 reached R$5,047.5 million, a 9.2% increase compared to 2012. This increase was mainly due to the opening of six new stores in 2013.

Minimercado Extra Stores

In 2011, we began to re-brand this banner to Minimercado Extra (Extra Minimarket), keeping our “umbrella brand” in the name, but specifically emphasizing the neighborhood concept behind these stores.  Through this process, the model was improved with some changes to the products and services mix, including a larger offer of customized services on perishable goods such as bakery products, sliced cheese/meat and butchery products.  The mean sales area also increased to 246 square meters, with more check-outs and employees.  These changes are a response to consumer demand, specifically the demand for healthier food, comfort and convenience.  The sale of food products and non-food products represented 97.7% and 2.3%, respectively, of Minimercado Extra’s gross sales in 2013.

Gross sales of the Minimercado Extra banner in 2013 reached R$474.9 million, an 87.7% increase compared to 2012, mainly due to our expansion (we opened 59 new stores in 2013), bringing the total of Minimercado Extra stores to 164 units as of December 31, 2013.  We expect to continue growing this banner in the next couple of years.

Other Businesses

Other businesses include gas stations and drugstores.  Gross sales from other businesses increased 7.5%, from R$1,484.2 million in 2012 to R$1,591.1 million in 2013.

As of December 31, 2013, we operated 85 gas stations.  The vast majority of our gas stations are located within the parking area of certain of our stores, mainly in Extra Hiper stores.  The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.  We expect to increase the number of gas station units, especially in connection with the Extra and Assaí banners, and increase synergies with drugstores and Minimercado Extra stores.  We opened one new store in 2013.

As of December 31, 2013, we operated 157 drugstores in 17 states and in the Federal District.  Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores.  We opened two new drugstores in 2013.

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

Since January 2013, we made available to our customers new purchasing options with drive-thru in stores operating under the Pão de Açúcar banner and since November 2013, pick-up-in-store in stores operating under the Extra banner.  Through these new operations, our customers are able to order online and either have orders delivered by a Pão de Açúcar store or choose the best hour to pick-up their order in their preferred store. On December 31, 2013, we operated six PA Delivery units (conventional delivery) in Brazil, two of which are located in the Greater São Paulo area and the others of which are located in Rio de Janeiro, Brasilia, Curitiba and Fortaleza.  We operated 16 PA Express Delivery units, 15 of which are located in the Greater São Paulo area and one in the city of Rio de Janeiro.

In the Extra Delivery (conventional delivery) we operated two units, one of which is located in São Paulo and the other one  in Rio de Janeiro.  We operated three Extra Express Delivery unit, located in the Greater São Paulo area.

Cash and Carry Operating Segment

Assaí Stores

Assaí has been operating in the cash and carry segment for 40 years.  In 2013, we consolidated its business and invested in organic growth by opening 14 new stores in five Brazilian states, totaling 75 stores as of December 31, 2013, which strengthened the Assaí  banner’s national footprint.  We expect to continue growing this business segment.  In 2013, the Assaí banner had gross sales of R$6,813.7 million, an increase of 34.1% compared to 2012.

We also invested in a new store format which is suited to Assaí’s target customers, mainly resellers and intermediate consumers.  We also introduced a dual pricing strategy, pursuant to which products are offered both at a standard price for unitary purchases and at a lower price per unit for higher quantity purchases.

Home Appliances Operating Segment

Pontofrio Stores

Our Pontofrio stores are specialized in home appliances such as consumer electronics.  As of December 31, 2013, we operated 397 Pontofrio stores as a result of our acquisition of Globex (currently Via Varejo) in July of 2009.  In 2013, Pontofrio stores had gross sales of R$6,143.1 million.

Our Pontofrio stores target middle- and higher-income customers and our strategy is to open more stores in shopping malls focused on the A and B classes (higher income).  We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties.

Casas Bahia Stores

Our Casas Bahia stores are specialized in furniture and home appliances.  As of December 31, 2013, we operated 602 stores as a result of the association with Casa Bahia Comercial Ltda.  In 2013, Casas Bahia stores’ gross sales totaled R$18,820.4 million.

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

In addition, in 2013, we began to offer a marketplace e-commerce solution through our Extra.com.br website, by means of which we provide our customers with the possibility of purchasing products from a large number of partners through a single online purchase experience.  We also seek to offer other e-commerce related services through E-hub, our e-commerce solution, which we sell to specialized retailers, and B2B solutions.  In 2012, we launched Barateiro.com, a website originally dedicated to selling phased-out products and products with minor flaws.  In 2013, we broadened Barateiro.com’s assortment in order to include phased-out products under a hard discount model.

In 2013, the e-commerce segment’s gross sales totaled R$4,816.0 million.  Nova Pontocom has a market share of slightly less than 20% of the Brazilian e-commerce market, as measured by e-Bit, and is the second largest e-commerce company in Brazil.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season.  Sales revenues in December are typically 40% above the average sales revenues in the other months.  During the fourth quarter of 2013, sale of electronics and home appliances posted record growth, especially in mobile phone and video lines.  Black Friday promotions, which are relatively new in Brazil, also helped to boost sales in the fourth quarter with a record number of non-food sales in a single day.

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

The purchasing of products for our Pontofrio  and Casas Bahia stores and for our e-commerce operating segment is separate and we purchase from a small number of suppliers, mostly Brazilian.  We do not depend on any single supplier in our home appliance and e-commerce segments.  In 2013, our largest supplier in the home appliance and e-commerce segments represented 16.3% and 17.9% of our respective sales and the ten largest suppliers in these segments represented 66.8% and 62.0% of our respective sales.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 54 distribution centers strategically located in 14 Brazilian states and the Federal District with a total storage capacity of approximately 1.59 million square meters.  The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2013, we focused on capturing additional synergies in our logistics network, for example sharing the use of physical areas between our different businesses in lower density regions, addressing the specificities of each business with increased focus on reducing losses and working capital through the full implementation of demand planning processes under the Oracle retail platform.

We continue to review organization and processes to meet the needs of all banners and business units to increase the response speed to meet the singularities of each banner while maintaining and using synergy opportunities by sharing physical areas, distribution costs and working capital.  In addition, we intend to disseminate actions such as the “electronic catalog” and “store take-out,” by means of which clients would select or purchase our products online and could pick up these products in selected store locations.  Both these initiatives are innovative in Brazil and intend to facilitate consumer access to our products.

In 2004, we initiated the Top Log program to certify our suppliers who employ the best policies and practices in logistics and supply ascertained during the year.  In 2013, 147 suppliers participated in the Top Log Program, and were evaluated with respect to their service level, suitability to the client and integration.  This program has led to several efficiency gains and better interaction between our logistics and that of our suppliers.

Our logistics and distribution processes are organized in accordance with the products and services sold under our banners.  Accordingly, our distribution processes are guided by the following procedures:

Stores, Supermarkets and Hypermarkets

As of December 31, 2013, the logistic process to supply our stores, supermarkets, hypermarkets and our cash and carry operation, excluding drugstores and gas stations, included 24 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 502,124 square meter area including both our own and outsourced distribution centers.  Our distribution process is performed by an outsourced fleet.  As of December 31, 2013, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was 87% excluding our cash and carry operation.  Including our cash and carry operation, our centralization rate was 80%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.”  As of December 31, 2013, 13% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.  Including our cash and carry operation, 20% of our stores’ sales corresponded to “Direct Delivery” products.

Electronic Products and Home Appliances – Casas Bahia and Pontofrio Stores

The logistics process associated with our Casas Bahia and Pontofrio  stores involves an analysis of forecast sales, which we use to submit orders to our suppliers.  Once these orders are issued, the delivery of products is managed by Via Varejo’s supply chain area, which analyzes inventory levels, sales estimates by store and other variables, and schedules the delivery of the requested products with our suppliers.  The products are delivered and distributed among Via Varejo’s distribution centers, which as of December 31, 2013 totaled 23 distribution centers located in 13 Brazilian states (São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Bahia, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Santa Catarina, Ceará, Rio Grande do Sul and the Federal District), corresponding to an 898,745 square meter area.

Delivery

Our PA and Extra Delivery units share the same inventories with our stores, where our PA and Extra Delivery units are strategically located to optimize logistics and attend to a greater delivery area.

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

Gas Stations

Our gas stations are supplied by exclusive suppliers.  In 2013, we used four suppliers.  Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station.  Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas, or GNV, is different.  GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance boxes, using specific pipelines.

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

In 2013, we continued our marketing efforts through a series of actions designed to attract more customers.  These actions included a number of promotions, for example a Black Friday sale and scheduled clearance sales called alerta vermelho (red alert) as well as partnerships with suppliers in joint campaigns to promote specific products.

In 2011, 2012 and 2013, we spent approximately R$973.9 million, R$1,006.4 million and R$912.4 million, respectively, on advertising (approximately 2.1%, 2.0% and 1.6%, respectively, of total net sales revenues in each year) accounted for as sales expenses.  Also, 18.2%, 17.7% and 20.4% of our total marketing expenditures in 2011, 2012 and 2013, respectively, we spent on radio, newspaper and magazine advertising.  Television advertisements accounted for 54.1%, 56.1% and 56.6% of advertising expenses in 2011, 2012 and 2013, respectively.  We spent 27.2% in 2011, 26.2% in 2012 and 22.8% in 2013 on other promotional activities.

FIC and Investcred

Before our acquisition of Via Varejo, Via Varejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred.  In December 2009, we amended our partnership with Itaú Unibanco to include Investcred in the partnership and to extend the FIC’s term for an additional five years. Itaú Unibanco paid us R$600.0 million, of which R$550.0 million was related to Itaú Unibanco’s breach of the exclusivity clause, which allowed it to obtain the right to enter into similar partnerships with other retailers and R$50.0 million was related to the extension of term through August 28, 2029.

FIC operates service kiosks in our stores that have exclusive rights to offer credit cards, financial services and insurance, except for extended warranties.  FIC has been operating for nine years and as of December 31, 2013 had a portfolio of 3.8 million credit card accounts from customers (including the customer base of Investcred).  Each of our Company and Itaú Unibanco holds 50% of FIC’s capital stock.  The retail segment holds 36% of FIC through CBD, and the home appliance segment holds 14% through Via Varejo. Itaú Unibanco is responsible for the financial and operational policies of FIC, appointing the majority of its officers.

In 2013, FIC had a profit of R$87.9 million, an increase of 121% in the year-over-year comparison.  This increase was mainly due to the improvement in our credit analysis and lower default rates by our customers.  This result was also due to a decrease in non-operating expenses related to the decrease in (i) the volume of complaints from customers, (ii) the number of lawsuits filed by customers against us and (iii) the number of defaults for fraudulent reasons.

We maintain our strategy to increase FIC card’s share of sales and to make it the best payment option in our stores and e-commerce operations, with exclusive benefits and advantages for card holders.

The table below sets forth the breakdown of FIC’s customers in 2011, 2012 and 2013:

Total number of clients (in thousands)	2011	2012	2013
Credit cards	4,855	4,067	3,770
Total	4,855	4,067	3,770

Credit Sales

In 2013, 57.7% of our net sales was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as described below:

Credit card sales.  All of our store formats accept payment for purchases with main credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC.  Sales to customers using credit cards accounted for 48.7%, 47.9% and 47.4% of our consolidated net sales in 2011, 2012 and 2013, respectively.  Of this total, sales through our FIC co-branded credit cards accounted for 5% of our net sales revenue in 2013.  An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales.  Our Extra hypermarkets and Pontofrio  and Casas Bahia stores offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards.  Sales to customers using credit cards on an installment basis accounted for 62%, 59.5% and 59% of our total credit card sales (mentioned above) in 2011, 2012 and 2013, respectively.  An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Installment sales (“Crediário”).  Our Casas Bahia stores offer access to credit through payment slips (“carnês”) to our customers to finance their purchases.  Sales to customers using payment slips accounted for 5.6% of our consolidated net sales revenue in 2013.  Installment sales are widely used in the Brazilian home appliance market. We usually sell the receivables in connection with these installments to meet working capital needs of the home appliance segment.  The cost of sales of receivables is considered as a financial expense.

Food vouchers.  We accept as payment in our food stores vouchers issued by third-party agents to participating companies who provide them to their employees as a fringe benefit.  Food vouchers accounted for 3.6%, 4.3% and 4.6% of our consolidated net sales revenue in 2011, 2012 and 2013, respectively.  We record allowance for doubtful accounts based on average historical losses complemented by our estimates of probable future losses.

Technology

We invested R$313.8 million, R$337.5 million and R$370.8 million in information technology in 2011, 2012 and 2013, respectively.  We defined the strategic roadmap for IT evolution considering the technological trends and business needs in four areas: architecture and information systems, infrastructure, information security and governance.  Our information technology department is interconnected with our other departments, streamlining our strategic initiatives.

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

As of December 31, 2013, our most important trademarks (Pão de Açúcar, Extra, Conviva, Qualitá, Taeq, Pontofrio, Casas Bahia, Assaí, and Barateiro, among others) were duly registered with INPI and we had approximately 3,244 trademarks registered or in the process of being registered in Brazil.  We did not have any registered patents as of December 31, 2013.

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

Our competitors vary depending on the regional location of the stores.  Our principal competitors in food retail in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda and Walmart.  In Brasília, our principal competitors are Big Box, Carrefour, Super Ceiand Super Maia. In the State of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunicand Zona Sulsupermarkets.  In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

The principal competitor of Extra  hypermarket is Carrefour, which operates stores in the southeastern and southern regions of Brazil, and Walmart, which operates through various banners in the southeastern, northeastern and southern regions of Brazil.

Assaí chain competes with Atacadão, a cash and carry chain purchased by Carrefour  in 2007, Roldão, Tenda, Makro and Maxxi.

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

In relation to our food products e-commerce, our PA Delivery and Extra Delivery units are market leaders and do not face competition at the national level; however there are relevant competitors in local markets, such as Zona Sul, which has a higher market share than us in the city of Rio de Janeiro and Sonda, in the city of São Paulo.

In non-food products e-commerce, our competitors are Brazilian and foreign companies, although we believe that the competition from foreign companies is not yet material in this segment.  Our main competitors in this segment are B2W, the market leader, which owns Americanas.com,  Submarino and Shoptime, among others, Walmart,  Magazine Luiza, Saraiva, Fast Shop and, more recently, Amazon.

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

Environmental and Social Matters

We have been engaged in sustainability for years.  For example, we initiated our innovative recycling program in 2001.  We incorporate sustainability into our operations on a company-wide level, encompassing every sector of the organization.  In 2009, we created the Sustainable Development Committee, which is linked to our board of directors.  In 2010, the concept of sustainability was incorporated into our strategic management.  In 2013, a Department of Corporate Sustainability was created in order to accelerate the implementation of our environmental sustainable commitments, within all our businesses, according to guidelines prepared by the Casino Group.

Sustainable projects that we have adopted in the last few years include:

Retail

•   In 2013, 19 of our stores began to operate under renewable energy sources.  As of December 31, 2013, 112 stores operated using energy from renewable sources, especially hydroelectricity and biomass. For 2014, we have invested in developing an energy efficiency project that aims to reduce the energy consumption by 15% on Extra stores.

•   Since 2001, our Pão de Açúcar stores, through a partnership with Unilever, and, since 2007, our Extra stores through a partnership with P&G, make recycling stations available to customers.

•   The Quality Program From Source (QDO) is one of our most important monitoring controls for the quality of the products we sell.  Initiated in 2008, our program allows customers to monitor every detail of the origin, production, transportation and storage of the products.

Via Varejo

•   Amigos do Planeta:  This is a recycling and awareness program conducted in the headquarters and administrative offices of Via Varejo and as in 202 stores, distribution centers and contact center of Casas Bahia.

•   Amigos do Planeta na Escola:  This is our stores incentive program for reading, health and environmental education in schools of Brazil.  Since 2009, the program was set up in 256 schools, 19 municipalities establishing projects that helped approximately 1.3 million people in the areas of health, arts, education, communication and environment.

•   Amigos do Planeta – inclusão digital: This program offers an itinerant truck that offers free computer courses and vocational qualification.

Assaí

•   The Assaí program intends to raise awareness of small and medium entrepreneurs especially those who contribute with sustainable practices.  The second project within the same guideline is Microcredit, a line of credit for low income businesses.

•   The “Recycle More, Pay Less” program, in partnership with AES Eletropaulo (Power Distributor), consists of the exchange of recyclable materials for a discount on electricity bills of participating consumers.

4C.            Organizational Structure

We conduct our operations through Companhia Brasileira de Distribuição.  We invest in subsidiaries primarily to acquire the share capital of other retail chains from third parties.  In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners.  We conduct our food retail segment operations under the Pão de Açúcar, Extra Hiper, Minimercado Extra, Extra Supermercado banner and for cash and carry retail segment operations, under the Assaí brand.  We conduct our home appliances retail segment operations through our Pontofrio  and Casas Bahia brands.  The chart below sets forth a summary of our organizational structure based on total capital stock:

For further information on our subsidiaries, see note 3(b) to our financial statements included in this annual report.

4D.            Property, Plants and Equipment

We own 137 stores, 16 distribution centers and a portion of the real estate property where our headquarters are located.  The remaining 1,620 stores and 42 distribution centers we operate and the remaining portion of the real estate property where our headquarters are located are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 21 leases expiring by the end of 2014.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  As of December 31, 2013, we leased 16 properties from members of the Diniz Family and 62 stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Family.  In addition, as of December 31, 2013, we had lease agreements with the Klein Family regarding 314 properties, among distribution centers, stores and administrative buildings.  Our management believes that our leases follow market standards.  See “Item 7B. Related Party Transactions—Leases” and note 13 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2013:

	Owned		Leased		Total (1)
	Number	Area (in square meters)	Number	Area (in square meters)	Number	Area (in square meters)
Pão de Açúcar	38	48,554	130	168,646	168	217,200
Extra Hiper	43	244,222	95	575,080	138	819,302
Extra Supermercado	31	41,840	182	200,576	213	242,416
Minimercado Extra	1	172	163	37,852	164	38,024
Assaí	12	46,364	63	222,968	75	269,332
Pontofrio	12	11,023	385	247,937	397	258,960
Casas Bahia	-	-	602	822,791	602	822,791
Warehouses	16	138,649	42	1.469,614	58	1,608.262
Headquarters(2)	4	41,192	12	59,006	16	100,197

___________

(1) Excludes 85 gas stations and 157 drugstores.

(2) Includes 13 commercial warehouses.

For further information on Capital Expenditures, see “Item 4A.  History and Development of the Company—Capital Expenditures and Investment Plan.”

ITEM 4E. UNRESOLVED STAFF COMMENTS

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

For the period from 2011 through 2013, Brazilian GDP increased by an average of 2.0% annually (2.7% in 2011, 0.9% in 2012 and 2.3% in 2013).  Inflation, as measured by the IPCA, was 6.5%, 5.8% and 5.9% in 2011, 2012 and 2013, respectively.  From January 2011 through December 2013, the real depreciated 40.6% against the U.S. dollar.  Unemployment decreased from 5.5% in January 2012 to 4.3% in December 2013.  International reserves decreased from US$378.6 billion to US$375.8 billion from 2012 to 2013.

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

After these initial effects, the Brazilian economy resumed its prior growth trend, with rising income levels, stable employment rates and controlled inflation.  The increase in GDP in 2010 was 7.5%.  In 2011, GDP growth totaled 2.7%, below initial estimates, mainly due to the debt crisis in the Eurozone.  In 2011, 2012 and 2013, Brazil’s GDP was 2.3%, 0.9% and 2.3%, respectively.  According to IBGE, the average real income of Brazil’s workforce in 2013 was estimated at R$1,983.80, the highest since 2003, with a 3.6% growth over 2012.  Between 2003 and 2013, the purchasing power related to the average real income of Brazil’s workforce increased 40.7% (in 2003 the figure was R$1,409.84), while unemployment fell from 10.9% in December 2003 to 4.3% in December 2013.  The accumulated inflation rate as measured by the IPCA was 5.9% in December 2013, at the top of the targeted range.  The Committee on Monetary Policy (Comitê de Política Monetária), or COPOM, increased the SELIC rate from 7.25% at the end of 2012 to 9.50% at the end of 2013.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31
	2011	2012	2013
GDP Growth(1)	2.7%	0.9%	2.3%
Inflation (IGP-M) (%)(2)	5.1%	7.8%	5.5%
Inflation (IPCA) (%)(3)	6.5%	5.8%	5.9%
CDI (%)(4)	11.6%	8.4%	8.1%
TJLP (%)(5)	6.0%	5.5%	5.0%
SELIC rate (%)(6)	11.0%	7.3%	9.5%
Appreciation (depreciation) of real before USD (%)	(12.6)%	(8.9)%	(14.6%)
Exchange rate (closing) R$ per USD 1.00(7)	1.876	2.044	2.343
Average exchange rate R$ per USD 1.00(8)	1.675	1.955	2.161

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

Lease commitments–Company as lessee

We have entered into commercial property leases as part of our operations.  We consider the lease as operational based on the agreed terms and conditions, when we do not retain all the significant risks and rewards of ownership of these properties.

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

As of December 31, 2013, the Company calculated the recoverable amount of goodwill arising from past acquisitions, which balance ceased to be amortized as of January 1, 2008, for the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, the goodwill arising from business combinations and licenses with indefinite useful lives were allocated to our four operating segments, which consists of our retail, home appliances, cash and carry and e-commerce operating segments.

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use, which was itself based on cash projections arising from financial budgets approved by senior management for the next three years.  The discount rate before taxes applied to cash flow projections is 10.8% (10.8% at December 31, 2012), and cash flows exceeding three years are extrapolated by using a growth rate of 6.5% (6.7% at December 31, 2012).  As a result of this analysis, there was no impairment.

For tradenames, the value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits.  Given the indefinite useful life of the tradename, we consider a perpetual growth of 6.5% in the preparation of the discounted cash flow.  The royalty rates ranged from 0.4% to 0.9%, depending on which brand was used.

Commercial rights refer to amounts paid to former owners of commercial locations, and amounts calculated as the fair value of these rights in the business combinations of Casa Bahia and Pontofrio.  To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by stores and we test them together with the fixed assets as described in note 6 b) to our financial statements.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax income and expense already recorded.  We establish provisions, based on reasonable estimates, for consequences of audits by the tax authorities of the respective jurisdictions in which we operate.  The amount of the provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile.

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

We have tax loss carry forwards amounting to a tax benefit of R$793.6 million (R$796.8 million in 2012).  These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances, however, the use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on agreements signed, and the results are recognized in our income statement, insofar as the corresponding inventories are sold.  The agreements are based on volume and individual negotiations for the recovery of the margin or marketing expenses, among others.

For the financial statements as of and for the years ended December 31, 2012 and 2011, we reclassified balances of receivables related to bonnuses that were granted by suppliers under commercial agreements. Pursuant to the terms of these agreements, we were allowed to offset receivables due to us by the suppliers with the outstanding balance to be paid by us to the suppliers. This reclassification aimed at presenting these receivables consistently with their realization. For further information on the reclassification, see note 2 to our financial statements included elsewhere in this annual report.

The tables below present our reclassification of balances as of December 31, 2012 and December 31, 2011:

	December 31, 2012
	(in millions of R$)
	Previously reported balance	Commercial agreements reclassification	Previously reported balance

Assets
Accounts receivable	3,209.0	(562.9)	2,646.1

Liabilities
Suppliers	6,803.2	(562.9)	6,240.4

	January 1, 2012
	(in millions of R$)
	Previously reported balance	Commercial agreements reclassification	Previously reported balance

Assets
Accounts receivable	5,437.5	(325.6)	5,112.0

Liabilities
Suppliers	6,278.8	(325.6)	5,953.2

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

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs.  For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual market practices.  These techniques include the use of recent market transactions between independent parties,benchmarks to the fair value of similar financial instruments, analysis of discounted cash flows and other valuation models.

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

Service Revenue

Service revenue mainly derives from services provided in stores, such as photo printing, financial intermediation and extended warranty.  Service revenue is recognized when services are rendered.  Deferred revenue is recorded as certain targets are met, as set forth in the respective agreement.

Finance service revenue

Customer financing is essential for conducting the business of the Company.  Financial revenue obtained from customer’s financing is recorded in net sales, based on the agreement executed with the respective customer.  Revenue or expense for all financial instruments measured at amortized cost are recorded using the effective interest rate, which discounts the estimated future cash receipts of the expected life of the financial instrument, or a shorter period of time, where applicable, from the net book value of the asset.  Interest income is included under financial services, composing the Company's gross profit in the income statement.

Inventories

Inventories are carried at the lower of cost or net realizable value.  The cost of inventories purchased is recorded at average cost, including warehouse and handling costs to the extent these costs are necessary, and offset by rebates received from suppliers, so that inventories are available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to its adequacy.

Business Combinations

Acquisition of Indústria de Móveis Bartira Ltda.

Until November 1, 2013, Via Varejo held a 25% equity interest in Bartira, a furniture manufacturer that sells exclusively to Casas Bahia.  The Klein Family held the remaining 75% of the total capital stock of Bartira.

On the same date, Via Varejo exercised an option to purchase Klein Family’s equity interest in Bartira for R$212.3 million.  After the exercise of the option, Bartira became a wholly-owned subsidiary of Via Varejo.

Fair Value of Identifiable Assets and Liabilities

The fair value, net of income taxes, of identifiable assets and liabilities acquired from the Klein Family after the exercise of the purchase option amounted to R$26.5 million, divided as follows:

(i) “Bartira” tradename, a well-known trademark that is not going to be discontinued, in the amount of R$45.8 million, measured based on the royalties-relief method considering market compensation for the brand if it had not been acquired by us;

(ii) fair value of property and equipment in the amount of R$72.7 million;

(iii) lease agreement between Klein Family and Via Varejo, with respect to Bartira’s industrial plant, at lower than market prices, in the amount of R$35.9 million, based on the income approach method considering comparable market transactions;

(iv) fair value of Bartira’s inventory as of November 1, 2013, in the amount of R$3.3 million; and

(iv) fair value of contingent liabilities, as estimated considering the probability of loss, in the amount of R$117.6 million.  For further information, see note 24 to our financial statements included elsewhere in this annual report.

Allocation of the Purchase Price

After the exercise of the option to purchase the remaining equity interest in Bartira, our provisional purchase price allocation led to a goodwill of R$603.7 million in 2013.

Overview

In 2013, we faced a challenging macroeconomic environment marked by modest GDP growth in Brazil and rising interest rates, mainly as a mechanism to control inflation.

Despite this adverse scenario, we were able to adjust our strategy to market conditions and deliver strong results accompanied by market share gains in various business segments.  In 2013, we consolidated our diversified yet convergent business portfolio, while expanding our competitive advantages.  We believe our growth and delivery of positive results have contributed to distinguish our Company in the retail business.

Our strategy was to adopt a multi-channel approach to retail by implementing a series of initiatives focused on integration, capturing synergies and innovative solutions to make the buying experience increasingly more practical, convenient and attractive for our customers.  In line with these initiatives, in February 2014, we developed our new concept Multivarejo, which will encompass our food-retail segment.

We also focused on implementing a new pricing strategy in the food retail segment, especially with the Extra  banner.  This strategy focuses on increasing competitiveness by reducing prices while improving efficiency and reducing expenses.  Promotional activities are also intensified by enhancing our media coverage and area of influence of our stores.  As a result, we had a significant increase in customer traffic at our stores and gained market share.  Our competitive pricing strategy aims to obtain efficiency gains, especially by streamlining operating and corporate expenses.

Organic growth was another important factor that allowed us to increase our sales in 2013.  We developed our Assaí  business, consolidated our presence in new markets such as the Brazilian Northeast, through Via Varejo, and expanded our neighborhood store business in the state of São Paulo, through Minimercado Extra.

Among our different businesses, Assaí’s performance was one of the highlights in 2013.  We consolidated its business and invested in organic growth by opening 14 new stores in five Brazilian states, which strengthened the Assaí  banner’s national footprint.

As part of our strategy to increase traffic in our stores to boost sales, we continued to invest in the leasing of commercial spaces. GPA Malls added 45,000 square meters of gross leasable area, or GLA, and, as of December 31, 2013, we had a total GLA of 288,000 square meters.

During 2013, Via Varejo increased sales and adopted a set of measures focused on capturing efficiency gains. Throughout the year, we segregated Via Varejo’s business and, on December 27, 2013, concluded a public offering in Brazil, raising approximately R$2.8 billion in proceeds, from which R$896 million were proceeds from our sale of Units.  This offering strengthened our financial structure and helped us reduce our net debt position at year-end 2013; however, there was no effect on our results of operations as the offering closed in the end of the fiscal year 2013.

With respect to Nova Pontocom, we also adopted a strategy that focused on competitiveness and growth.  As a result, we increased our efficiency and market share, especially as of the second quarter of 2013.  We also launched Extra Marketplace, a new sales model consisting of products from multiple stores in a variety of segments being offered in a single website.

Results of Operations for 2013, 2012 and 2011

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

Segments	Year Ended December 31, 2013
Statement of operations data	Food Retail	Cash and Carry	E-commerce	Home Appliances	Elimination	Total
	(in millions of R$)
Net sales	25,414.3	6,273.4	4,296.9	21,745.6	-	57,730.2
Gross profit	7,029.9	913.9	392.6	6,689.8	-	15,026.2
Depreciation and amortization	(594.3)	(56.0)	(6.9)	(130.2)	-	(787.4)
Operating profits	999.0	193.7	96.8	1,611.3	-	2,900.8
Financial expenses	(852.8)	(46.4)	(154.6)	(814.6)	32.3	(1,836.1)
Financial income	374.7	23.0	13.5	263.9	(32.3)	642.8
Equity in an associate	33.2	-	-	14.1	-	47.3
Profit (loss) before income and social contribution taxes	554.1	170.3	(44.3)	1074.7	-	1,754.8
Income and social contribution taxes	(12.8)	(58.2)	16.4	(304)	-	(358.6)
Net income (loss)	541.3	112.1	(27.9)	770.7	-	1,396.2

Segments	Year Ended December 31, 2012
Statement of operations data	Food Retail	Cash and Carry	E-commerce	Home Appliances	Elimination (1)	Total
	(in millions of R$)
Net sales	23,439.0	4,639.2	3,408.5	19,437.7	-	50,924.5
Gross profit	6,741.6	674.7	482.7	5,858.0	-	13,756.9
Depreciation and amortization	(553.1)	(43.6)	(1.9)	(152.9)	-	(751.5)
Operating profits	1,498.4	145.6	107.8	1,106.6	-	2,858.4
Financial expenses	(872.3)	(90.1)	(113.0)	(745.0)	34.3	(1,786.1)
Financial income	423.4	23.5	10.0	170.7	(34.3)	593.3
Equity in an associate	11.3	-	-	(0.5)	-	10.8
Profit before income and social contribution taxes	1,060.7	79.0	4.7	531.8	-	1,676.3
Income and social contribution taxes	(287.2)	(18.3)	(1.8)	(212.5)	-	(519.9)
Net income (loss)	773.5	60.8	2.9	319.3	-	1,156.4

____________

(1)   Accounts for inter-company transactions.

Segments	Year Ended December 31, 2011
Statement of operations data	Food Retail	Cash and Carry	E-commerce	Home Appliances	Elimination (1)	Total
	(in millions of R$)
Net sales	21,675.8	3,902.0	3,189.2	17,827.5	-	46,594.5
Gross profit	6,078.6	534.0	490.5	5,556.4	-	12,659.3
Depreciation and amortization	(515.6)	(31.7)	(7.4)	(123.6)	-	(678.5)
Operating profits	1,193.1	75.2	171.7	662.6	-	2,102.6
Financial expenses	(925.4)	(98.7)	(131.9)	(816.2)	46.2	(1,926.0)
Financial income	372.4	10.9	1.9	254.3	(46.2)	593.3
Equity in an associate	18.9	-	-	15.9	-	34.8
Profit (loss) before income and social contribution taxes	659.0	(12.6)	41.7	116.6	-	804.7
Income and social contribution taxes	(34.6)	4.1	(14.9)	(39.6)	-	(85.0)
Net income (loss)	624.4	(8.5)	26.8	77.0	-	719.7

____________

(1)   Accounts for inter-company transactions.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our financial statements.

Results of Operation	Year Ended December 31,
	2013	%	2012	%	2011	%
	(in millions of R$)
Net sales	57,730.3	100.0	50,924.5	100.0	46,594.5	100.0
Cost of sales	(42,704.1)	(74.0)	(37,167,5)	(72.9)	(33,935.1)	(72.8)

Gross profit	15,026.2	26.0	13,756.9	27.1	12,659.3	27.2
Selling, general and administrative expenses	(10,664.7)	(18.5)	(10,114.0)	(19.9)	(9,619.7)	(20.6)
Depreciation and Amortization	(787.4)	(1.4)	(751.5)	(1.6)	(678.4)	(1.5)
Other operating expenses, net	(673.1)	(1.2)	(33.0)	(0.1)	(258.7)	(0.6)
Operating profit	2,901.0	5.0	2,858.4	5.6	2,102.6	4.5
Financial income	642.7	1.1	593.3	1.2	593.3	1.3
Financial expense	(1,836.2)	(3.2)	(1,786.2)	(3.5)	(1,926.0)	(4.1)
Equity in an associate	47.3	0.1	10.8	0.0	34.8	0.1

Income before income and social contribution taxes	1,754.8	3.0	1,676.3	3.3	804.7	1.7

Income and social contribution taxes	(358.6)	(0.6)	(519.9)	(1.0)	(85.0)	(0.2)
Net income	1,396.2	2.4	1,156.4	2.3	719.7	1.5
Attributable to equity holders of the parent	1,052.5	1.8	1,051.2	2.1	718.2	1.5
Attributable to noncontrolling interest	343.7	0.6	105.2	0.2	1.4	-

____________

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Consolidated

Net sales. Net sales increased by 13.4%, or R$6,805.8 million, from R$50,924.5 million in 2012 to R$57,730.3 million in 2013, mainly due to (i) an increase of  R$5,005.0 million in sales of stores opened for at least one year, or same-store sales, of which R$2.244.0 million were related to food retail and cash and carry segments, representing an increase of 3.6%, primarily as a result of our strategy in 2013 to reduce price to enhance our competitiveness, and R$1,873.0 million were related to the home appliances segment, representing an increase of 8.8%, and (ii) an increase of R$1,800.8 million, or 5.3%, in sales from 128 new stores opened.  In 2013, we closed 11 stores.  This increase was partially offset by barter transactions (which are transactions without the exchange of money) involving land owned by us and unit apartments, which occurred in 2012, in the amount of R$152.0 million, and were not recurrent in 2013.

Gross profit. Gross profit increased by 9.2%, or R$1,269.3 million, from R$13,756.9 million in 2012 to R$15,026.2 million in 2013.  In the same period, our gross margin decreased to 26.0% of net sales in 2013 from 27.0% in 2012.  This variation of 1.0p.p. is in line with our strategy to reduce prices and is mainly due to a 1.1p.p. decrease in the margin of food retail and 4.8p.p. decrease in the margin of e-commerce.

Selling, general and administrative expenses increased by 5.4%, or R$550.8 million, from R$10,114.0 million in 2012 to R$10,664.8 million in 2013.  This increase was mainly due to (i) a R$449.9 million increase in personnel expenses in the food retail and cash and carry segments due to annual salary adjustments and (ii) a R$148,8 million increase in rent and other operation expenses, which were related to the increase in sales.  This increase was partially offset by (i) a R$47.9 million reduction in marketing expenses, especially in the food retail segment.  As a percentage of net sales, these expenses decreased from 19.9% to 18.5% in the year-over-year comparison, which is in line with our strategy to reduce expenses and improve operational efficiency.

Depreciation and Amortization increased by 4.8%, or R$35.9 million, from R$751.5 million in 2012 to R$787.4 million in 2013, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores.

Other operating expenses, net increased by R$640.0 million, from R$33.1 million in 2012 to R$673.1 million in 2013.  This increase was mainly due to (i) additional provisions of R$392.3 million related to labor liabilities for which we reassessed the risk of loss and increased the amount previously recorded and tax liabilities for which we reassessed the risk of loss due to developments in the legal proceedings, (ii) costs of R$104.6 million associated with severance costs incurred in optimization of our personnel structure, mainly among our executives, (iii) additional expense of R$60.6 million related to the write-off of fixed assets in the ordinary course of business and a provision for fines that may be applied by CADE resulting from the Term of Undertaking, (iv) payment of contractual obligations related to our association with Casa Bahia in the amount of R$147.2 million.  This increase in other operating expenses was partially offset by other net positive effects in the amount of R$31.6 million mainly related to the reevaluation of our equity interest in Bartira.  For more information on the Term of Undertaking, see “Item 4A. History and Development of the Company.”

Net financial expenses increased by 0.05%, or R$0.6 million, from R$1,192.9 million in 2012 to R$1,193.4 million in 2013.  This increase was mainly due to the 0.5%, or R$103.1 million, increase in the interest expense over sales of receivables as a result of the increase in the average CDI rate.  This increase was partially offset by (i) a 9.5%, or R$39.8 million, decrease in our financial debt in the year-over-year comparison, (ii) an 18%, or R$17.5 million, increase in financial income resulting from (a) an increase in cash generated from our operations and (b) financial instruments that benefited from the increase in the average CDI rate, and (iii) the R$32.0 million increase in other financial income in 2013.

Equity in an associate increased by 337.3%, or R$36.5 million, from R$10.8 million in 2012 to R$47.3 million in 2013, mainly due to an increase in the net results of FIC as a result of improvements in credit analysis and lower default rates by customers.

Profit before income taxes and social contribution taxes increased by 4.7%, or R$78.5 million, from R$1,676.3 million in 2012 to R$1,754.8 million in 2013, due to the increase in net sales and the reduction of selling, general and administrative expenses, as partially offset by the increase in other operating expenses.

Income and social contribution taxes decreased by 45.0%, or R$161.3 million, from R$519.9 million in 2012 to R$358.6 million in 2013, affecting the effective rate from 31.0% in 2012 to 20.4% in 2013.  This variation was mainly due to (i) the reversal of a deferred income tax liability in the amount of R$104.3 million, which we recorded in connection with the business combination of Nova Casa Bahia in 2010, and reversed to our income statement due to the exercise of the call option to purchase the remaining 75% equity interest in Bartira; and (ii) the R$71.4 million increase in the evaluation of our equity interest in Bartira, which resulted in a non-taxable income.

Net income increased by 20.7%, or R$239.8 million, from R$1,156.4 million in 2012 to R$1,396.2 million in 2013, mainly due to the increase in net sales, especially in the food retail and home appliance segments, partially offset by an increase in other operating expenses.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below.  For further information on the segments, see note 35 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2013, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Extra Supermercado and Extra Hiper).

Net sales increased by 8.4%, or R$1,975.3 million, from R$23,439.0 million in 2012 to R$25,414.3 million in 2013, mainly due to (i) an increase in same-store sales, which resulted from our increased competitiveness and reduction of prices, and to a lesser extent (ii) an increase in sales from 73 new stores, including 59 Minimercado Extra store.  In 2013, we closed four stores.  This increase was partially offset by barter transactions (which are transactions without the exchange of money) involving land owned by us and unit apartments, which occurred in 2012, in the amount of R$152.0 million, which were not recurrent in 2013.

Gross profit increased by 4.3%, or R$288.3 million, from R$6,741.6 million in 2012 to R$7,029.9 million in 2013.  In the same period, our margin over net sales decreased from 28.8% in 2012 to 27.7% in 2013 in line with our strategy to reduce prices.  This 1.0p.p. variation was due to an increase in net sales, which was partially offset by an increase in other operating expenses.

Depreciation and amortization increased by 7.5%, or R$41.2 million, from R$553.1 million in 2012 to R$594.3 million in 2013, mainly due to property, plant and equipment acquired during 2013 and 2012.

Operating profit decreased by 33.3%, or R$499.4 million, from R$999.0 million in 2012 to R$1,498.4 million in 2013, mainly due to the increase in other operating expenses, primarily as a result of additional provisions of R$392.3 million related to labor liabilities for which we reassessed the risk of loss and increased the amount previously provisioned and tax liabilities for which we reassessed the risk of loss due to developments in the legal proceedings.

Net financial expenses decreased by 6.5%, or R$29.2 million, from R$448.9 million in 2012 to R$478.1 million in 2013, mainly due to (i) the decrease in our revenue from cash investments by R$68.1 million due to the reduction of the average cash balance of approximately by 23.0%, (ii) the increase in the cost of our financial debt by R$17.5 million and (iii) the increase in interest over other financial assets and liabilities in the amount of R$21.4 million.

Profit before income and social contribution taxes decreased by 47.8%, or R$506.6 million, from R$1,060.7 million in 2012 to R$554.1 million in 2013, mainly due to the decrease in our operating profit, as a result of our strategy to reduce prices and become more competitive in the short term.  This decrease was partially offset by the R$392.3 million increase in other operating expenses, as described above under this segment’s operating profit.

Cash and Carry Segment

As of December 31, 2013, the Assaí banner represented our cash and carry segment.

Net sales increased by 35.2%, or R$1,634.2 million, from R$4,639.2 million in 2012 to R$6,273.4 million in 2013, mainly due to an increase in sales from new stores and, to a lesser extent, an increase in same-store sales, which resulted from our increased competitiveness and reduction of prices.  In 2013, we opened 14 new stores and expanded our activities in this segment to an additional five Brazilian states.

Gross profit increased by 35.5%, or R$239.2 million, from R$674.7 million in 2012 to R$913.9 million in 2013, in line with our increase in net sales.  Our gross profit over net sales continued to grow steadily since 2012; 14.6% in 2013 and 14.5% in 2012.

Depreciation and amortization increased by 28.4%, or R$12.4 million, from R$43.6 million in 2012 to R$56.0 million in 2013, mainly due to property, plant and equipment acquired during 2013 and the opening of 14 new stores.

Operating profit increased by 33.1%, or R$48.2 million, from R$145.6 million in 2012 to R$193.8 million in 2013, in line with our increase in net sales.  In addition, our operating profit over net sales grew at a stable rate in the year-over-year comparison; 3.1% in 2013 and 2012.

Net financial expenses decreased by 64.7%, or R$43.1 million, from R$66.6 million in 2012 to R$23.5 million in 2013.  This decrease was mainly due to: (i) a non-recurring transfer of R$20 million of principal amount of debt to the cash and carry segment in 2012 and (ii) payment of an intercompany loan, which resulted in a decrease of R$14.0 million in interest expenses in 2013.

Profit before income and social contribution taxes increased by R$91.3 million, from R$79.0 million in 2012 to R$170.3 million in 2013, mainly due to an increase in our operating profit and decrease in our net financial expenses.

Home Appliance Segment

As of December 31, 2013, our home appliance segment was comprised of the banners Pontofrio and Casas Bahia.

Net sales increased by 11.9%, or R$2,307.9 million, from R$19,437.7 million in 2012 to R$21,745.6 million in 2013, mainly due to a 9.0%, or R$1,873.0 million, increase in same-store sales and, to a lesser extent,  R$434.9 million, the remaining difference is mainly related to the increase in sales from 41 new stores. In 2013, seven stores closed.

Gross profit increased by 14.2% or R$831.8 million, from R$5,858.0 million in 2012 to R$6,689.8 million in 2013, in line with our increase in net sales.  Gross margin increased from 30.1% in 2012 to 30.8% in 2013, in line with our strategy to increase cost-efficiency and capture additional synergies from our association with Casa Bahia.  This 0.7p.p. increase is mainly due to our increase in sales and reduction in the cost of sales resulting from (a) our new strategy to use distribution centers which are closer to the delivery point and (b) the restructuring of teams in charge of assembling furniture.

Depreciation and amortization decreased by 14.9%, or R$22.8 million, from R$153.0 million in 2012 to R$130.2 million in 2013, due to the sale of certain assets, mainly trucks.

Operating profit increased by 45.7%, or R$505.2 million, from R$1,106.1 million in 2012 to R$1,611.3 million in 2013, as a result of the increase in our gross margin and net sales.  Expenses as a percentage of net sales decreased from 23.8% in 2012 to 22.7% in 2013, mainly due to the decrease in back office personnel expenses and optimization of marketing and IT expenses in line with our strategy to increase cost-efficiency and capture additional synergies.

Net financial expenses decreased by 4.1%, or R$23.6 million, from R$574.3 million in 2012 to R$550.7 million in 2013, mainly due to a R$88.7 million increase in financial income resulting from an increase in our cash position at year-end 2013 of more than R$1.0 billion.  This increase in financial income was partially offset by a R$55.5 million increase in the cost of sales of receivables , as a result of the increase in the average CDI rate in 2013.

Profit before income, social contribution taxes and noncontrolling interest increased by 102.1% or R$542.9 million, from R$531.8 million in 2012 to R$1,074.7 million in 2013, due to better operational efficiency and the decrease in our financial expenses.

E-commerce Segment

As of December 31, 2013, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br; wholesale activities (B2B), and E-Hub.

Net sales increased by 26.1%, or R$888.4 million, from R$3,408.5 million in 2012 to R$4,296.9 million in 2013, due to the gain in market share resulting from increased competitiveness, a broader range of products offered in our websites, which enhanced the market perception of our products and services, and the development of our online market place sales platform.

Gross profit decreased by 18.7%, or R$90.1 million, from R$482.7 million in 2012 to R$392.6 million in 2013, due to reduction of prices and increasing competition in this segment.  In the same period, our margin over net sales decreased from 14.2% in 2012 to 9.1% in 2013 in line with our strategy to reduce prices.

Depreciation and amortization increased by 263.2%, or R$5.0 million, from R$1.9 million in 2012 to R$6.9 million in 2013, due to property, plant and equipment acquired during 2013.

Operating profit decreased by 10.2%, or R$11.0 million, from R$107.8 million in 2012 to R$96.8 million in 2013, mainly due to the decrease in our gross margin.

Net financial expenses increased by 36.9%, or R$38.1 million, from R$103.1 million in 2012 to R$141.1 million in 2013, primarily due an increase in the cost of sales of receivables, as a result of the increase in the average CDI rate in 2013.

Profit (loss) before income and social contribution taxes had an income of R$4.7 million in 2012 compared to a loss of R$44.3 million in 2013, mainly due to our gain in market share resulting from increased competitiveness and reduction of prices.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Consolidated

Net sales. Net sales increased by 9.3%, or R$4,330.0 million, from R$46,594.5 million in 2011 to R$50,924.5 million in 2012, mainly due to: (i) an increase in the variations of sales of stores open for at least one year, or same-stores sales, of 6.0% in Via Varejo and 6.5% in food retail and cash and carry segments in the amount of R$3,592.8 million; and (ii) the opening of 88 stores, which increased the sales area by  140,718 square meters.

Gross profit. Gross profit increased by 8.7%, or R$1,095.4 million, from R$12,659 million in 2011 to R$13,756.9 million in 2012, which was in line with net sales growth.

Selling, general and administrative expenses increased by 5.1%, or R$494.3 million, from R$9,619.7 million in 2011 to R$10,114.0 million in 2012.  This increase was mainly due to the food retail and cash and carry segments, as follows: (i) salary increases of R$233.0 million; (ii) an increase of R$30.0 million in marketing expenses; and (iii) an increase of R$186.0 million in other expenses including rentals and other expenses variable over sales.

Depreciation and Amortization increased by 10.8%, or R$73.1 million, from R$678.4 million in 2011 to R$751.5 million in 2012, mainly due to the depreciation and amortization related to assets acquired in 2011 and 2012.  We invested R$1,426.1 billion in 2012.

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

Net financial expenses decreased by 10.5%, or R$139.8 million, from R$1,332.7 million in 2011 to R$1,192.9 million in 2012, mainly due to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012. Despite the 28% decrease in the average CDI rate, cash investments indexed to the CDI rate increased approximately 42%, increasing financial revenue.  In December 2012, we deconsolidated PAFIDC and redeemed the senior quotas of Globex FIDC, therefore, our indebtedness was reduced.  For more information about the PAFIDC, see “Item 5B. Liquidity and Capital Resources—Securitization Funds.”

Equity in an associate decreased by 69.0%, or R$24.0 million, from R$34.8 million in 2011 to R$10.8 million in 2012, due to a decrease in FIC’s results.

Profit before income and social contribution taxes increased by 108.3%, or R$871.6 million, from R$804.7 million in 2011 to R$1,676.3 million in 2012, due to sales growth in line with the increase in gross profit, partially offset by the increase in operating expenses, as mentioned above.

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

Net income increased by 60.7%, or R$436.7 million, from R$719.7 million in 2011 to R$1,156.4 million in 2012, mainly due to sales growth partially offset by growth in expenses, as explained above, and an increase in the profitability of Via Varejo, as explained below in the home appliances segment.

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

Gross profit increased by 10.9%, or R$663.0 million, from R$6,078.6 million in 2011 to R$6,741.6 million in 2012, increasing our gross margin from 28.0% in 2011 to 28.8% in 2012, mainly due to (i) the increase in net sales mentioned above; (ii) different mix of products in 2012, with a focus on non-food items; (iii) improved negotiations with suppliers, in line with a commercial strategy which relies on IT systems to assist us in determining price elasticity for our products; and (iv) Oracle Retail’s management of inventory levels, which minimizes the impact of shrinkage and excess inventory.

Depreciation and amortization increased by 7.3%, or R$37.5 million, from R$515.6 million in 2011 to R$553.1 million in 2012, mainly due to R$918.4 million in property, plant and equipment acquired in the period.

Operating profit increased by 26.5%, or R$316.6 million, from R$1,193.1 million in 2011 to R$1,509.7 million in 2012, mainly due to sales growth and better negotiations with suppliers.  Expenses as a percentage of net sales remained stable year-over-year, reaching 20.0% in 2012 compared to 20.2% in 2011.

Net financial expenses decreased by 18.8%, or R$104.1 million, from R$553.0 million in 2011 to R$448.9 million in 2012, mainly due to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012.  Despite the 28% decrease in the average CDI rate, cash investments indexed to the CDI rate increased approximately 25%, increasing financial revenue.

Profit before income and social contribution taxes increased by 61.0%, or R$401.7 million, from R$659.0 million in 2011 to R$1,060.7 million in 2012, mainly due to an increase in sales, efficiency gain on inventory management and reduction in financial expenses.  This increase was partially offset by the increase in amortization, as mentioned above.

Cash and Carry Segment

As of December 31, 2012, the Assaí banner represented our cash and carry segment.

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

Gross profit increased by 26.3%, or R$140.7 million, from R$534.0 million in 2011 to R$674.7 million in 2012, due to the increase in net sales and better negotiations with suppliers.  Our margin increased to 14.5% in 2012 from 13.7% in 2011 mainly as a result of the product mix and the new store format.

Depreciation and amortization increased by 37.5%, or R$11.9 million, from R$31.7 million in 2011 to R$43.6 million in 2012, due to the opening of new stores.

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

Profit (loss) before income and social contribution taxes increased by R$91.6 million, from a loss of R$12.6 million in 2011 to a profit of R$79.0 million in 2012, due to the increase in net sales and operating profit as explained above.

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

Gross profit increased by 5.4% or R$301.6 million, from R$5,556.4 million in 2011 to R$5,858.0 million in 2012 as a result of the increase in sales.  Gross margin decreased from 31.2% in 2011 to 30.1% in 2012, mainly due to increased logistic costs.  Depreciation  and amortization increased by 23.7%, or R$29.3 million, from R$123.6 million in 2011 to R$152.9 million in 2012, due to the opening of 16 new stores.

Operating profit increased by R$443.5 million, from R$662.6 million in 2011 to R$1,106.1 million in 2012, due to the increase in net sales as explained above.  Expenses as a percentage of net sales decreased from 26.7% in 2011 to 23.7% in 2012, due to (i) a decrease in personnel costs due to rationalization of expenses and stores closing (113 in 2011 and 13 in 2012) and (ii) a restructuring provision recorded in 2011 in the amount of R$125 million in other expenses.

Net financial expenses increased by 2.2%, or R$12.4 million, from R$561.9 million in 2011 to R$574.3 million in 2012, mainly due to (i) a R$77 million decrease in financial revenue related to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012; and (ii) the decrease in financial expenses of R$89 million related to the decrease of the average CDI rate.

Profit before income and social contribution taxes increased by R$415.2 million, from R$116.6 million in 2011 to R$531.8 million in 2012, due to the increase in net sales and operating profit as explained above.

E-commerce Segment

As of December 31, 2012, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br; wholesale activities (B2B), and E-Hub.

Net sales increased by 6.9%, or R$219.3 million, from R$3,189.2 million in 2011 to R$3,408.5 million in 2012, due to increased sales volume, partially offset by the decrease in the average ticket, from R$485.6 million in 2011 to R$428.2 million in 2012.

Gross profit decreased by 1.6%, or R$7.8 million, from R$490.5 million in 2011 to R$482.7 million in 2012. Gross margin decreased from 15.4% in 2011 to 14.2% in 2012, due to fiercer competition in 2012.

Depreciation and amortization decreased by 74.3%, or R$5.5 million, from R$7.4 million in 2011 to R$1.9 million in 2012, due to tax credits recorded over the amount of our depreciation in 2012.

Operating profit decreased by 37.2%, or R$63.9 million, from R$171.7 million in 2011 to R$107.8 million in 2012, mainly due to the decrease in gross profit, as explained above.

Net financial expenses decreased by 20.7%, or R$26.9 million, from R$130.0 million in 2011 to R$103.1 million in 2012, primarily due to the decrease of the average CDI rate from 11.6% in 2011 to 8.4% in 2012. Additionally, Nova Pontocom issued debentures in April 2012, with interest equivalent to 105.35% of CDI, as a better funding alternative instead of the sales of receivables made during 2011.

Profit before income and social contribution taxes had an income of R$41.7 million in 2011 compared to R$4.7 million in 2012, mainly due to the decrease in gross profit, as explained above.

5B.            Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables entered into with financial institutions (banks and credit card merchant acquirers).  Additionally, we have issued debentures in the local markets and obtained loans from banks and from the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.

In 2013, we continued selling our receivables to banks and credit card merchant acquirers without right of recourse or any obligation related therewith.  For more information on the sale of receivables, see note 8(a) to our financial statements included elsewhere in this annual report.

As of December 31, 2013, we had R$8,367.2 million in cash and cash equivalents.  We have a policy of maintaining cash and cash equivalents to meet short-term liquidity needs.  Historically, a relevant portion of our cash is generated during the fourth quarter of the year, and our cash level decreases between the second and third quarter of each year.

Our main cash needs include:

•         the servicing of our indebtedness;

•         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure;

•         acquisitions of other supermarket chains; and

•         distribution of dividends.

Our primary sources of liquidity have historically been cash flow from our operating activities and borrowings.  Net cash from operating activities was R$4.892,0 million in 2013, R$5,299.3 million in 2012 and R$1,128.1 million in 2011.  Net cash provided by financing activities was R$1,859.5 million in 2013, R$1,876.8 million in 2012 and R$1,380.3 million in 2011.  In 2013, these cash flows were primarily used for investments in the capital expenditures program, totaling R$2,126.0 million.  The average payment term of suppliers increased in 2013 mainly due to renegotiations conducted by Via Varejo and Nova Pontocom with their respective suppliers.  The average term of the agreements with suppliers increased approximately 35% in Via Varejo and 20% in Nova Pontocom as compared to 2012.

As of December 31, 2013, our total outstanding debt was R$9,493.3 million, consisting of:

•         R$9,288.8 million in real-denominated loans, and

•         R$204.5 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

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

Total debt as of December 31, 2013 decreased by 9.5%, or R$999.0 million, from R$10,492.3 million in 2012 to R$9,493.3 million in 2013.  Our cash generation allowed us to reduce our gross debt, while maintaining a strong cash position in line with our strategy.  Our debt interest expense was R$867.7 million in 2013 and R$907.5 million in 2012.

We have two lines of credit outstanding with BNDES, which are denominated in reais and subject to official long-term interest rate (taxa de juros de longo prazo), or TJLP, indexation plus an annual spread.  In addition, we have credit lines outstanding with other financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or Finame, platform, which are used in the ordinary course of business for purchase of machinery and equipment financing.  Amortizations are in monthly installments after a grace period.  BNDES has historically been an important source of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment.  For further information on our lines of credit with BNDES and BNDES/Finame, see note 19 to our financial statements included in this annual report.

Under the lines of credit with BNDES, we are prohibited from offering assets as collateral in loans entered into with third parties without the prior consent of BNDES.  We also have to comply with the maintenance of covenants measured in accordance with the relevant BNDES agreements:  capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.30 and current ratio (EBITDA/net debt) equal to or in excess of 0.35.  As of the date of this annual report, we are in compliance with these financial covenants.

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

On December, 2011, the shareholders approved the tenth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$800 million, for 80,000 non-convertible debentures issued as the first series of the tenth issuance.  The debentures accrue interest at 108.5% of the average CDI rate, payable annually.  Principal will be paid on the maturity date on June 29, 2015.

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

Via Varejo

On January, 2012, the shareholders approved the third issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$400 million for 40,000 non-convertible debentures issued as the first series of the third issuance.  The debentures remuneration is CDI + 1% per year, which will be payable semi-annually and principal on the maturity date on July 30, 2015.

In June 2012, our shareholders approved the first issuance and public offering of debentures in Brazil of Nova Casa Bahia, which was later merged into Via Varejo.  We received proceeds equivalent to R$400.0 million for 40,000 non-convertible debentures issued as the first (20,000) and second (20,000) series of the first issuance.  The debentures accrue interest at the CDI rate plus 0.72% per year, which will be payable semi-annually. The principal amount of the first series matures on December 29, 2014 and of the second series on January 29, 2015.

Consolidated

As of December 31, 2013, we had 281.110  non-convertible debentures outstanding, totaling R$3,843.4 million.  We are subject to certain covenants: net debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity, and maintenance of net debt to EBITDA ratio less than or equal to 3.25.

For further information on our non-convertible debentures, see note 19(h) to our financial statements included in this annual report.

Capital expenditures

In 2013, our capital expenditures totaled R$2,126.0 million.  These investment projects were financed with our operating cash flow and by third parties.  Our capital expenditures were R$1,426.1 million in 2012.  For specific use of our capital expenditures in 2013, see “Item 4A. History and Development of the Company—Capital Expenditure and Investment Plan.”

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

5D.            Trend Information

Based on our good performance in 2013, we expect 2014 to be a year of continued growth for the Company.

For 2014, the Company intends to maintain its strategy to increase competitiveness and consolidate synergies.  We also intend to invest in the opening of new stores, remodeling and renovating stores and acquiring land in strategic locations.  In addition, we intend to invest in infrastructure related to information technology and distribution.

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

5F.             Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2013:

	Payment Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Debt	5,281.1	3,768.1	1,062.0	409.4	42.0
Debentures	3,844.0	1,245.0	2,599.0	-	-
Estimated interest payments(1)	114.0	102.0	12.0	-	-
Taxes, taxes paid in installments, other than on income	2,041.5	968.5	288.0	418.0	367.0
Financial lease	253.7	56.3	70.4	72.0	55.0
Operating lease(2)	10,229.0	1,270.0	1,936.5	1,936.5	5,086.0
Total contractual obligations	21,763.3	7,409.9	5,967.9	2,835.5	5,550.0

____________

(1)   Estimated interest payments include unrealized losses on cross-currency and interest rate swap contracts.  Estimated interest payments and foreign currency losses were determined considering the interest rate and exchange rate as of December 31, 2013.  However, our debt is subject to variable interest rates and inflation index, and these estimated payments may differ significantly from the payments actually made.

(2)   Operating leases include minimum rental obligations.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.            Directors and Senior Management

Board of Directors

The following table sets forth the name and the year of election of each of our board members as of the date of this annual report.  A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005	03/08/1949
Arnaud Strasser	Vice-Chairman	2012	07/06/1969
Antoine Marie Remi Lazars Giscard D´Estaing	Director	2009	01/05/1961
Roberto Oliveira de Lima	Director	2012	04/01/1951
Luiz Augusto de Castro Neves	Director	2012	10/29/1943
Eleazar de Carvalho Filho	Director	2012	07/26/1957
Maria Helena dos Santos Fernandes de Santana	Director	2013	06/23/1959
Yves Desjacques	Director	2014	12/23/1967
Luiz Aranha Corrêa do Lago	Director	2014	27/11/1950

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

Mr. Antoine Marie Remi Lazars Giscard D’Estaing has been a member of our board of directors since 2009.  Mr. D’Estaing is the financial director of the Casino Group.  He was previously financial, strategy and information technology director of the Danone Group, and more recently, partner at Bain & Company.  Mr. D’Estaing holds a degree in administration from the HEC Business School and the École Nationale d’Administration.

Mr. Roberto Oliveira de Lima has been a member of the board of directors since 2012.  Mr. Lima is a member of the board of directors of Telefonica Brasil S.A., and has held several executive positions at Grupo Vivo.  He was chief executive officer of Tele Sudeste Celular Participações S.A., of Tele Leste Celular Participações S.A. and of Celular CRT Participações S.A. until February 2006 and Telemig Celular Participações S.A. until November of 2009.  He was na executive officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda., until November 2009. Furthermore, he is a member of the board of directors of Edenred Sarl, headquartered in Paris, France.  Mr. Roberto Oliveira was president of the board of directors of Grupo Credicard from 1999 to 2005 and chief executive officer of Banco Credicard S.A. from 2002 to 2005.  Moreover, he held executive positions on Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Global S.A. He graduated business school and has an MBA from Fundação Getulio Vargas.  He holds a master degree in finance and strategic planning from Institute Superieur des Affaires, Jouy in Josas, in France.

Mr. Luiz Augusto de Castro Neves has been a member of the board of directors since 2012.  Mr. Castro Neves was a career diplomat, who joined the diplomatic service of Brazil in March 1967.  He served as ambassador of Brazil in Paraguay (2000-2004), China (2004-2008) and Japan (2008-2010) and at the same time, he was ambassador of Brazil in Mongolia and Democratic People's Republic of Korea.  He was also chairman of Itaipu Binacional.  He was interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency.  He is currently a founding partner of CN Estudo e Projetos Ltda. and president of the Brazilian Center of Foreign Affairs (Centro Brasileiro de Relações Internacionais).  He graduated in economic sciences from the Universidade Federal do Rio de Janeiro and in diplomacy from Instituto Rio-Branco of the Ministry of Foreign Affairs (Ministério das Relações Exteriores).  He holds a master’s degree in economic sciences from University of London.  He is also teaches economic sciences at Instituto Rio‑Branco and foreign economic relations at the Universidade de Brasília.

Mr. Eleazar de Carvalho Filho has been a member of the board of directors since 2012.  Mr. Carvalho Filho was the chief executive officer of Unibanco Banco de Investimentos, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and Banco UBS – Brasil; Mr. Carvalho Filho was also chairman of BHP Billiton – Brasil and a member of the board of directors of Petrobras, Eletrobrás, Vale, Tele Norte Leste Participações, Alpargatas, Rossi Residencial, Varig, Santista Têxtil and Telemig.  He is currently a founding partner of Virtus BR Partners and Iposeira Capital, as well as member of the board of directors of FMC Technologies Inc. and of Brookfield Renewable Energy Partners.  He holds a master’s degree in foreign affairs from Johns Hopkins University and a graduation degree in economic sciences from New York University.

Mrs. Maria Helena S. F. Santana has been a member of our board of directors since 2013. She is also a director of CPFL Energia S.A. and Totvs S.A. and a trustee of the IFRS Foundation. Mrs. Santana was chairwoman of the Brazilian Securities and Exchange Commission, or CVM, from July 2007 to July 2012.  Before being appointed as chairwoman, she was a commissioner of the CVM from July 2006 to July 2007.  She worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006, acting as head of Listings and Issuer Relations from 2000 to 2006, being responsible for the supervision of listed companies and for attracting new companies to the stock exchange, where she was involved in the creation of the Novo Mercado listing segment and in charge of its implementation.  Mrs. Santana was vice-chairwoman of the IBGC – Brazilian Institute of Corporate Governance, from 2004 to 2006 and chairwoman of the Executive Committee of IOSCO – International Organization of Securities Commissions from 2011 to 2012.  She is a member of the Latin-American roundtable on Corporate Governance (OECD / WB Group).  Mrs. Santana holds an economics degree from the Universidade de São Paulo.

Mr. Yves Desjacques has a master's degree in international human resources management from the University of Paris II (1992), where he specialized in labor law, corporate relations and human resources.  Mr. Desjacques was a human resources officer at the Commercial Union Assurances (1992-1994); human resources manager for France assurances at Generali Assurances (1994-1997), vice president of human resources (1997-2001), and vice president of human resources for shared corporate functions (1998-2001) at Generali.  In 2001, Mr. Desjacques was appointed vice-president of human resources and member of the executive committee of Védior France.  Mr. Desjacques was also appointed executive vice-president of human resources of the Casino Group in 2007.  Mr. Desjacques serves as a board member of retailer Exito, an affiliate of Casino in Colombia, and as a member of the appointments and remuneration committee of Mercialys, a real estate affiliate of Casino in France.  Since 2007, Mr. Desjacques has been chairman of the French Equal Opportunity in Education Association.

Mr. Luiz Aranha Corrêa do Lago holds a degree in economics from Universidade Federal do Rio de Janeiro (1971); a master of arts (economics) degree from Duke University (1973); and a master of arts (economics) degree, Harvard University (1975); Additionally, Mr. Lago holds a doctorate degree – Ph.D. in economics from Harvard University (1978).  Mr. Lago was a professor at the economic sciences department of Pontifícia Universidade Católica from Rio de Janeiro (associate professor from 1979 to 1995 and full professor since 1995).  Mr. Lago was a planning and economic consultant and officer for Grupo Lorentzen, a member of the board of directors of Lorentzen Empreendimentos S.A. (1985-2006) and an economic consultant of the Investment Bank Association (Associação Nacional Dos Bancos De Investimento - ANBID). Mr. Lago was a technical director of Primus Corretora de Valores e Câmbios S/A, (1986-1987) and worked as a stock market officer of the Brazilian Central Bank (1987-1988).  Mr. Lago was also a member of board of directors of Aracruz Celulose S.A. (1988-2008), Veracel S.A. (2006-2008), Arapar S.A. (1988-2009), Companhia de Navegação Norsul (1988-2010).  Mr. Lago was also an economist of the Brazilian Institute of Economy (1978-1986) and chief of the Center for Monetary Studies and International Economics (1981-1986).

Executive Officers

The following table sets forth the name, position and the year of election of each of our executive officers as of the date of this annual report.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Ronaldo Iabrudi dos Santos Pereira	Chief Executive Officer	2014	05/14/1955
Christophe Jose Hidalgo	Chief Financial Officer	2012	10/25/1967
Antonio Salvador	Personnel Vice-President	2013	6/13/1967
José Roberto Coimbra Tambasco	Retail Vice-President	2010	11/04/1956
Belmiro de Figueiredo Gomes	Cash and Carry Officer	2012	08/11/1971
Alexandre Gonçalves Vasconcellos	GPA Malls Officer	2012	07/01/1953
Daniela Sabbag	Investor Relations Officer	2013	04/10/1975

Mr. Ronaldo Iabrudi has been a member of the board of directors since 2013 and our chief executive officer since 2014.  Mr. Iabrudi is also chairman of the board of directors of Lupatech S.A., member of the board of directors of Estácio Participações S.A. and a partner of Viaw and Agrobanco.  Previously, he was member of the board of directors of Cemar, chief executive officer of Magnesita S.A. from 2007 to 2011, chief executive officer of Telemar Group from 1999 to 2006, chairman of the board of directors of Telemar Operadora and member of the board of directors of other subsidiaries of the Telemar Group, chief executive officer of Ferrovia Centro-Atlântica from 1997 to 1999 and chairman of the board of directors of Porto de Angra and executive officer/financial officer of Gerdau Group from 1984 to 1997.  He is a psychology graduate from Pontifícia Universidade Católica de Minas Gerais (1979), a master in adult orientation from the same university (1981), master in business changings (1982) and a doctor of organizational changing (1984) from Université Paris XIX - Dauphine.

Mr. Christophe José Hidalgo has been our Chief Financial Officer and Corporate Services Officer since 2012.  Mr. Hidalgo served as the chief financial officer of Êxito Group (Colombia), a subsidiary of Casino Group, from 2010 to 2012.  After joining Casino in 2000, Mr. Hidalgo held several positions in financing and controllership within the Group.  In Brazil, he also worked as the chief financial officer of Castorama from 1996 to 2000.  Mr. Christophe Hidalgo is French and holds a bachelor’s degree in law and a master’s in finance and accounting from the Bordeaux University, France.

Mr. Antonio Salvador has been our personnel vice-president officer since 2013.  Mr. Salvador was vice president of human resources for Brazil at Hewlett-Packard between 2010 and 2013.  Previously, he was human resources executive director at PricewaterhouseCoopers Brazil from 2007 to 2010, associate partner at IBM Global Business Services from 2003 to 2007, executive director at Promon Tecnologia from 2001 to 2003, senior manager at PricewaterhouseCoopers Brazil from 1997 to 2001 and corporate university manager at Brahma from 1994 to 1997.  He holds a bachelor’s degree in Social Communication from Universidade Gama Filho and an executive MBA from Fundação Cândido Mendes.  Additionally, he has completed programs in business administration at Fundação Getúlio Vargas, INSEAD and Harvard Business School.  In 2011 and 2012, Mr. Salvador received the “HR Professional of the Year” award for the technology industry from Voce S.A.

Mr. José Roberto Coimbra Tambasco has been our Retail Vice-President since 2010.  Mr. Tambasco began his career with us in 1979 and since then, has worked as our administration trainee, sales assistant, sales manager, commercial manager, commercialization officer, operations officer, supermarket division officer, unity officer, commercial, operational and marketing vice-president.  He has been our executive officer since 2003 and has a degree in business administration from Fundação Getúlio Vargas.

Mr. Belmiro de Figueiredo Gomes has been our cash and carry officer since 2012.  Mr. Gomes joined us in 2010, having also held the position of commercial director.  Previously, he worked in several areas of the Atacadão chain for 22 years.  In 2007, he coordinated the sale process of the Atacadão chain to the Carrefour Group, subsequently serving as an executive director responsible for the commercial, logistics, marketing and business strategy areas.

Mr. Alexandre Vasconcellos has been our GPA Malls officer since 2012.  Mr. Vasconcellos joined us in July 2008, having been responsible for the information technology department, the new store supply model project and the mergers of Pontofrio and Casas Bahia.  He has experience in system and process transformation projects in companies including Natura, Unibanco, Directv and Lojas Americanas.  He earned a bachelor’s degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro and an executive MBA in retail from COPPEAD, Universidade Federal do Rio de Janeiro.

Ms. Daniela Sabbag has been our investor relations officer since 2013, having joined us 13 years ago.  Ms Sabbag was our investor relations non-executive officer from 2006 to 2010, strategic planning, mergers and acquisitions and new business officer from 2010 to 2013.  Previously Ms. Sabbag worked on our finance team. Before joining us, Ms. Sabbag worked at Deutsche Bank and the Jeronimo Martins Group.   She has a degree in business administration from Fundação Getulio Vargas and did her post-graduate studies in capital markets at the Universidade de São Paulo and with an MBA program at Fundação Getulio Vargas.

6B.            Compensation

For the year ended December 31, 2013, the aggregate compensation paid in cash to the directors, executive officers and members of the committees of CBD was R$82.5 million.  Non-cash benefits in 2013 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours.  There are no outstanding loans granted by us to our executive officers or members of our board of directors.  Under CVM rules, listed companies are required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members.  However, our Company, together with other listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, that, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and retained the financial institution, Brasilprev Seguros e Previdência S.A., for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company.  Contributions made by the Company in the year ended December 31, 2013, amounted to R$3.7 million and employees’ contributions amounted to R$5.3 million with 1,012 participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2012, 2013, and 2014

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

The table below indicates the compensation for members of the board of directors and members of the committees of the company, executive officers and fiscal council for 2013:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.75	8.00	3.00	24.75
Fixed annual compensation	6,568,660	15,899,617	504,000	22,972,277
Benefits	-	2,715,698	-	2,715,698
Variable compensation
Profit sharing	-	18,383,676	-	18,383,676
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	11,373,000	-	11,373,000
Total compensation	6,568,660	48,371,991	504,000	55,444,651

____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ended December 31, 2013, in line with current policy.

The table below indicates the estimated compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2014:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	12.00	8.00	5.00	25.00
Fixed annual compensation	5,614,596	51,217,648	840,000	57,672,244
Benefits	-	3,860,980	-	3,860,980
Variable compensation
Profit sharing	-	21,797,322	-	21,797,322
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	17,384,208	-	17,384,208
Total compensation	5,614,596	94,260,150	840,000	100,714,754
____________

(1)   Compensation referring to achieving the goals established for previous years, to be recognized in the results for the year ending December 31, 2014, in line with current policy.

Variable Compensation 2012, 2013 and 2014

With the exception of the compensation based on the hours actually worked, the members of our board of directors and our fiscal council receive no variable compensation in the exercise of their functions.  Below we present the variable compensation of our executive officers paid in 2012 and 2013 and expected to be paid in 2014.

2012	Executive officers
(In R$, when applicable)
Number of members	9.58
Profit sharing
Minimum expected amount	-
Maximum expected amount	30,732,136
Expected amount – goals achieved	25,610,114
Amount actually recognized	15,937,732

2013	Executive officers
(In R$, when applicable)
Number of members	8.00
Profit sharing
Minimum expected amount	-
Maximum expected amount	40,080,802
Expected amount – goals achieved	18,383,676

2014	Executive officers
(In R$, when applicable)
Number of members	8.00
Profit sharing
Minimum expected amount	-
Maximum expected amount	43,594,645
Expected amount – goals achieved	21,797,322

Stock Option Plan for Board of Directors and Executive Officers

As of December 31, 2013, we had one stock option plan in effect.  This plan was approved by our shareholders at the general shareholders’ meeting held on December 20, 2006, or Option Plan.

Our Option Plan is managed by the stock option plan management committee, which is elected by our board of directors.  This committee is comprised of three to five members and determines which employees should benefit from the stock options based on their duties, responsibilities and performance.

The Option Plan covers only the preferred shares issued by our Company.

General Terms and Conditions

Our stock option plan management committee usually undertakes annual option granting cycles.  Each granting cycle is allocated a serial number, whereby the grants from the Option Plan are numbered beginning with the letter A, that is, as from “Series A1.”  For the year ended December 31, 2013, the options granted under the Series A5 to A7 of the Option Plan were in effect.

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

Outstanding Stock Options for Senior Management

The members of our board of directors are not eligible for our stock Option Plan.  Below are the outstanding options for the members of our senior management, as of December 31, 2013.

Number of members benefiting from the granting of stock options:
In relation to options not yet exercisable:	Series A5– Gold	Series A5– Silver	Series A6– Gold	Series A6– Silver	Series A7– Gold	Series A7– Silver
Quantity (in thousand)	72.251	72.278	126.932	126.978	92.196	92.254
Grant date	05/31/2011	05/31/2011	03/15/2012	03/15/2013	03/15/2013	03/15/2013
Vesting date	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016
Maximum deadline for exercising the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017
Weighted average exercise price (in R$, per share)	0.01	54.69	0.01	64.13	0.01	80.00
Grant date fair value of the options (in R$, per share)	59.75	25.27	79.78	37.98	105.17	46.11
In relation to exercisable options:
Quantity	N/A	N/A	N/A	N/A	N/A	N/A
Maximum deadline for exercising the options	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Grant date fair value of the options (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered for Senior Management

The table below shows the options exercised and the shares delivered to the members of our senior management in 2013.

Number of members benefiting from the granting of stock options: 8
In relation to the options exercised and the shares delivered:	Series A4 – Gold	Series A4 – Silver
Number of shares (in thousand)	65,954	16,45
Weighted average exercise price (in R$, per share)	0.01	46,49
Total amount of the difference between the exercise price and the market price of the shares referring to the options exercised (in R$, per share)	96.89	50.41

We recognized in our statement of financial position R$42.7 million, R$45.0 million and R$26.9 million as share based payment in 2013, 2012 and 2011, respectively.  These amounts included the amounts related to acceleration of vesting of stock options.

Insurance

We have an insurance policy with Itaú Seguros S.A., effective from November 23, 2013 through November 23, 2014, covering all our managers against damages attributed to them in the exercise of their functions.  Coverage is limited to US$50 million, with deductibles of US$200,000 for all losses and damages arising from one and the same damaging act involving the capital markets, and US$50,000 for all losses and damages arising from one and the same damaging act of a different nature.  The policy is automatically extended to the management of our new subsidiaries, with liability limited to 30% of the total assets of the new subsidiary.

6C.            Board Practices

According to our by-laws, our board of directors consists of at least three and up to 12 members.  The directors meet ordinarily six times a year, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of two years.  The board’s responsibilities include leading the corporate governance process, electing our executive officers and members of our committees and supervising our management.  Our board of directors consists of nine members elected by our shareholders, consisting of 4 representatives of the Casino Group and 5 independent directors, whose terms of office expire in 2017.  We are managed by our board of directors and by our board of executive officers.  None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment.

Our board of executive officers is composed of at least two and up to 14 members.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors.  As of April 24, 2014, our board of executive officers was composed of eight members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term.  On April 24, 2014, our directors elected our current executive officers.  The current term of all executive officers expires on April 24, 2016.

Committees of the Board of Directors

We currently have the following four special committees:  (i) human resources and compensation committee; (ii) financial committee; (iii) sustainable development committee; and (iv) corporate governance committee.  The attributions of each committee are established by our board of directors.  The members of each committee are appointed by our board of directors and the board of directors also designates the chairman of each special committee.  The committees may include one member who is not a member of our board of directors.  Each special committee is composed of three and up to five members for a term of office of two years, reelection being permitted.  In addition to these committees, the board of directors may create other committees with special roles.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every two months and has the following duties:  (i) to provide guidelines for the selection of our chief executive officer; (ii) to examine candidates for election to our board of directors; (iii) to examine candidates for appointment to our board of executive officers; (iv) to review and discuss management compensation and stock option plan for our officers; (v) to propose criteria for the assessment of the performance of our managers, using comparable Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using comparable Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our Company and our controlled companies who could be our future leaders and follow up the development of their career.  Our human resources and compensation committee is composed of  Arnaud Strasser, Yves Desjacques and Roberto Oliveira de Lima.

Financial Committee

The financial committee holds meetings at least once every two months and has the following duties:  (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us or any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to monitor the implementation and accomplishment of our annual investment plan; (vi) to monitor the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure.  Our financial committee is currently composed of Eleazar de Carvalho Filho, Antoine Giscard D’Estaing and Arnaud Strasser.

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties: (i) to increase the value of our business by expanding our sustainable development and environmental matters; (ii) to establish sustainable practices, based on economic, environmental and social elements in order to promote sustainable development and disseminate these practices throughout all of our strategic activities and relationships; (iii) to evaluate and approve projects, proposals and institutional campaigns related to environmental or social issues, including the allocation of resources; (iv) to evaluate investment opportunities and projects from a sustainable perspective; and (v) to approve the social and sustainable development reports.  Our sustainability committee is composed of Luiz Augusto Castro Neves, Roberto Oliveira de Lim and Helio Mattar.

Corporate Governance Committee

The corporate governance committee holds meetings at least once every three months and has the following duties:  (i) to promote monitoring and ensure the adoption of the best practices of corporate governance and to coordinate the process for implementing and maintaining such practices at the Company, as well the effectiveness of corporate governance processes, suggesting changes, updates and improvements, as necessary; (ii) to review from time to time and to recommend necessary changes to the corporate governance policies and practices adopted by the Company; (iii) to ensure the good operation of the board of directors, the executive management, and the support committees of the Company and the relationship between themselves and the shareholders of the Company, and accordingly, to review from time to time and make recommendations to the board of directors about its operations and authorities, as well as regarding the executive management and the support committees of the Company; (iv) to prepare or review from time to time, as the case may be, the Company’s by-laws, and the codes and policies of the company, and the internal regulations of the support committees of the Company, as well as any other document related to the corporate governance of the Company as well as to criticize, make recommendations of modifications and suggestions that it deems necessary to the board of directors, in order to maintain such documents updated according to the highest corporate governance practices, always observing the singular characteristics of the Company; (v) to keep the board of directors informed and updated on rules, regulations and recommendations in force and adopted on the market, including regarding rules that are created and impact the Company’s corporate and capital markets activities; (vi) to follow-up on the implementation in respect to of all the requirements stated forth in the Brazilian corporate and capital markets law, and of the stock market inspection agencies the Company is subject to; (vii) to draft, submit and review the related party transaction policy of the Company to the board of directors, as well as any other policies necessary for the adoption, by the Company, of the best practices of management and corporate governance; (viii) to issue an opinion, at the board of directors’ or executive management’ request, regarding situations where there might be a conflict of interests scenario in the Company’s activities; and (ix) to provide an opinion on any matters submitted by the board of directors, as well as on those matters our corporate governance committee determines to be relevant.  Our corporate governance committee is composed of Maria Helena Santana, Arnaud Strasser, Luiz Augusto Castro Neves and Roberto Oliveira de Lima.

Audit Committee, Stock Option Plan Management Committee and Fiscal Council

In addition to the four special committees, we also have an audit committee, a stock option plan management committee and, if installed, a fiscal council.  We set forth below a description of our audit committee, stock option plan management committee and fiscal council.

Audit Committee

Brazilian publicly-held companies may pursuant to CVM Rule 308, as amended by the CVM Rule 509, adopt a statutory audit committee (comitê de auditoria estatutário).  According to CVM Rule 308, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management.  A majority of the members must be independent according to the independence requirements of the CVM.

On April 16, 2014, our shareholders approved the establishment of a statutory audit committee, which has the following duties: (a) to recommend the appointment or replacement of independent auditors to our board of directors; (b) to analyze our management reports and financial statements and make recommendations to the board of directors; (c) to review our annual and quarterly financial statements; (d) to evaluate the effectiveness and adequacy of the structure of our internal controls and our internal and independent audit processes and present recommendations for improvement thereof; (e) to give opinions, at the board of directors’ request, on management proposals regarding changes in capital structure, issuance of debentures, guarantees, capital budgets, dividend distribution, corporate transformation, merger or spin-off; (f) to analyze and monitor risk exposure; (g) to evaluate the implementation of recommendations made by internal and independent audits and to make recommendations to the board of directors related to disagreements between internal audit and independent audit and/or management; (h) to participate in meetings with the committees of the board and with the board of directors to discuss policies, practices and procedures; (i) to prepare a summarized annual report to be presented with the financial statements; and (j) to give opinions, at the board of directors’ request, on matters referred by the board of directors as well as on other relevant matters.

Our statutory audit committee is composed of at least three and up to five members, of whom at east two must be from outside the Company and independent and one must be a member of our board of directors and not an executive officer of the Company.  Members of our statutory audit committee are appointed by our board of directors for a two-year term and must meet certain requirements set forth by our by-laws and the CVM rules.

Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee.  Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.  In addition, in order to qualify for the exemption, the body must, to the extent permitted by home country law:

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

As a foreign private issuer, we chose to rely on this exemption under Exchange Act Rule 10A-3(c)(3) and we believe that our statutory audit committee complies with the aforementioned exemption requirements.

Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our statutory audit committee cannot fulfill these functions.  Therefore, our statutory audit committee may only make recommendations to the board of directors with respect to these matters.

On April 24, 2014, the following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho	Member	2014	07/26/1957
Luiz Nelson Guedes de Carvalho	Member	2014	11/18/1945
Pedro Oliva Marcilio de Sousa	Member	2014	03/01/1973

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

Mr. Luiz Nelson Guedes de Carvalho has been a member of our audit committee since 2013.  Mr. Carvalho was a member of the Financial Crisis Advisory Group, the first independent president of the Standards Advisory Council (Conselho Consultivo de Normas) of IASB, a member of the Consultative and Advisory Group of the International Federation of Accountants (Federação Internacional de Contadores), a vice-director of the Interamerican Accounting Association .  Mr. Carvalho was also a member of the board of directors of Banco Nossa Caixa S.A., or Banco Nossa Caixa, Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA, Companhia Müller de Bebidas, Vicunha Têxtil S.A., or Vicunha Têxtil, and Banco Fibra S.A., or Banco Fibra.  Mr. Carvalho was a member of the audit committees of Banco Nossa Caixa, Vicunha Têxtil, as well as of a member of the internal control committee of Banco Fibra. Mr. Carvalho was the president of the International Institute of Financial Executives (Associação Internacional dos Institutos de Executivos de Finanças) for Central and South America; he was also a director of the Brazilian Central Bank and the CVM.  Mr. Carvalho is a professor at the School of Economics and Management (Faculdade de Economia, Administração e Contabilidade), or FEA, of the Universidade de São Paulo.  Mr. Carvalho is a member and international relations vice-coordinator of the CPC committee.  He is also a representative of the CPC in the Emerging Economies Group of IASB and a member of the International Integrated Reporting Committee (Comitê Internacional para Relatórios Integrados).  Mr. Carvalho is an independent member of the banking auto-regulation board of the Brazilian Federation of Banks (Federação Brasileira de Bancos – FEBRABAN).  Mr. Carvalho is an editor for the Accounting and Finance Scientific Magazine (FIPECAFI, FEA); chairman of the committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, part of the UNCTAD, United Nations.  Mr. Carvalho is also a member of the board of directors and accounting and finance specialist of BM&FBovespa.  Mr. Carvalho is a member of the board of directors Sustainable Amazon Committee (Fundação Amazônia Sustentável) and the Sustainability committee of BM&FBovespa.  Mr. Carvalho is also president “at large” of the International Association for Accounting Education and Research and a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis – Abracicon).  Mr.  Luiz Nelson Guedes de Carvalho holds a degree in economics from FEA and an accounting degree from Faculdades São Judas Tadeu.  Mr. Carvalho is also a master and doctor in accounting and comptrolling with degrees granted by FEA.

Mr. Pedro Oliva Marcilio de Sousa has been a member of our audit committee since 2013.  Mr. Souza was a director of M&A in Banco Standard de Investimentos S.A., vice-president of the investment bank division of Goldman Sachs do Brasil Banco Múltiplo S.A., director of CVM and a partner at Machado, Meyer, Sendacz e Opice Advogados.  Mr. Souza is currently a partner at the private equity and asset management firm, BR Partners Gestão de Recursos Ltda., as well as a member of the audit committee of BM&FBovespa and a member of the fiscal council of Hypermarcas S.A.  Mr. Souza holds a law degree from the Universidade Federal da Bahia.

Stock Option Plan Management Committee

Our stock option plan management committee has the following duties:  (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when each stock option plan will be granted, considering the possibility of not granting the plan in our Company’s interest; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to guide the Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to the attributions, responsibilities and/or their performance based on the goals established by the “Gold” option plan; (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in Brazilian corporate law.  Our stock option plan management committee is composed of Arnaud Strasser, Roberto Oliveira de Lima, Ronaldo Iabrudi, Belmiro Gomes and Yves Desjacques.

Fiscal Council

According to Brazilian corporate law, the adoption of a fiscal council is voluntary and it may be on a permanent or temporary basis.  On October 18, 2012, our shareholders approved an amendment to our by-laws to grant temporary status to our fiscal council.  Under Brazilian corporate law, the fiscal council is an independent body from management and the board of directors, elected by shareholders annually to supervise the activities of management and independent auditors.  The responsibilities of the fiscal council are established by the Brazilian corporate law and encompass the oversight of management’s compliance with the laws and by-laws, the issuance of a report included in the annual and quarterly reports and certain matters submitted for shareholders’ approval and calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings.

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

Our fiscal council, if installed, will be composed of at least three and up to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting following their election.  Under Brazilian corporate law, minority shareholders have the right to elect separately one member of the fiscal council.  In any event, however, our controlling shareholder has the right to elect the majority of the members of the fiscal council.

Our fiscal council exercised the role of our audit committee under Exchange Act Rule 10A-3(c)(3) until April 16, 2014.  As of the date of this annual report, a fiscal council has not been installed for 2014.

6D.            Employees

As of December 31, 2013, we had 156,451 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2009, 2010, 2011, 2012 and 2013:

	As of December 31(1)
	2009	2010	2011	2012	2013
Operational	73,617	131,534	135,867	137,349	150,056
Administrative	11,627	13,380	13,203	13,688	6,395
Total	85,244	144,914	149,070	151,037	156,451

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees.

6E.            Share Ownership

As of December 31, 2013, members of our board of officers directly owned an aggregate amount of 142,270 preferred shares while the members of our board of directors directly held an aggregate amount of 11 preferred shares.  None of the members of our board of directors and our board of officers, on an individual basis and as a group, own directly any of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A. Major Shareholders.” As of March 31, 2014, our management and some of our employees also owned options to purchase an aggregate amount of 1,580 thousands of preferred shares at per-share weighted average purchase price of R$34.37.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B. Compensation” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.            Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2014 by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group. We have also included in the table the number of preferred shares held by each such person and by our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A (1)	65,400,000	65.61	-	-	65,400,000	24.69
Sudaco Participações S.A. (1)	28,619,178	28.71	-	-	28,619,178	10.80
Segisor S.A. (1)	-	-	13,460	0.01	13,460	0.01
Casino Guichard Perrachon S.A (1)	5,600,052	5.62	-	-	5,600,052	2.11
King LLC (1)	-	-	852,000	0.52	852,000	0.32
Pincher LLC (1)	-	-	115,235	0.07	115,235	0.04
Cobivia SAS (1)	-	-	3,907,123	2.36	3,907,123	1.47
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Directors and Officers (2)	-	-	135,604	0.08	135,604	0.05
Others	60,521	0.06	159,987,553	96.82	160,048,074	60.41
TOTAL	99,679,851	100.00	165,243,572	100.00	264,923,423	100.00
__________

(1)   Wilkes Participações S.A., Sudaco Participações Ltda., Segisor S.A., Casino Guichard-Perrachon S.A., King LLC, Pincher LLC and Cobivia SAS are part of the Casino Group.

(2)   Refer to the amount of our shares that directors and officers own directly.

As of the date of this annual report, the Casino Group is the beneficial owner of 39.4% of the total capital stock of CBD.  On March 31, 2014, 59,103,729 of our preferred shares were held in the form of ADSs, representing 35.77% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

On September 6, 2013, our controlling shareholder, the Casino Group, and the Diniz Family, represented by Mr. Abilio dos Santos Diniz, entered into an agreement pursuant to which they agreed to settle any and all of their disputes, proceedings or claims related to CBD or the Holding Company.  The parties also agreed not to take any action or sue the other party based on contractual rights or understandings between the parties entered into prior to the date of the agreement.

The agreement set forth, among other things: (i) the exchange of 19,375,000 preferred shares of CBD held by the Casino Group for 19,375,000 common shares of the Holding Company held by the Diniz Family, subject to the approval of the Brazilian anti-trust authority, the CADE, with respect to 11,229,075 shares; (ii) the termination of the agreements entered into by and between the Casino Group and the Diniz Family, such as the shareholders’ agreements of the Holding Company and CBD as well as the conditional put option agreement; (iii) the resignation by Mr. Abilio dos Santos Diniz from the positions that he held as chairman of the board of directors of CBD, member of the Human Resources and Compensation Committee of CBD and member of the board of directors of the Holding Company as well as resignation by the two members appointed by the Diniz Family to the board of directors and special committees of CBD.

The Casino Group, jointly with its holding company Rallye S.A., has increased its direct and indirect ownership of our company from 35.4% as of January 1, 2011 to 39.4% as of March 31, 2014 as a result of (i) a series of market transactions, (ii) the receipt of newly issued shares of our company in connection with the amortization of goodwill, (iii) the acquisition of 19,375,000 shares of the Holding Company held by the Diniz Family as a result of the exercise of a purchase option and (iv) the aforementioned agreement entered into with the Diniz Family on September 6, 2013.

The Diniz Family has decreased its direct and indirect ownership of our company from 20.8% as of January 1, 2011 to 8.9% (consisting of preferred shares) as of March 31, 2014 as a result of (i) a series of market transactions between December 2012 and January 2013, (ii) the sale of 19,375,000 shares of the Holding Company to the Casino Group as a result of the exercise by the Casino Group of a purchase option and (iii) the aforementioned agreement entered into with the Casino Group on September 6, 2013.

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

7B.            Related Party Transactions

From time to time we have entered into transactions with the Casino Group and other related parties for the provision of certain services.  The following discussion summarizes certain of the significant agreements and arrangements among us and related parties.  For further details regarding our related party transactions, see note 13 to our audited consolidated financial statements included elsewhere in this annual report.

Lease Agreements with the Klein Family

Casa Bahia Comercial Ltda. and Via Varejo entered into operating lease agreements for Casa Bahia Comercial Ltda. properties where some of the stores, distribution centers and buildings of Nova Casa Bahia are located. In addition, as of December 31, 2013, we had lease agreements with the Klein Family regarding 314 properties, among distribution centers, stores and administrative buildings.  The rental will be annually adjusted by inflation based on the positive variation of IPCA/IBGE (Extended Consumer Price Index of the Brazilian Institute of Geography and Statistics).

Furniture Supply Agreement with Bartira

Within the scope of the association with Casa Bahia Comercial Ltda., on October 1, 2010, a furniture supply agreement was entered into between Via Varejo and Nova Casa Bahia, on the one hand, and Indústria de Móveis Bartira Ltda., or Bartira, a furniture manufacturer company that was controlled by Casa Bahia Comercial Ltda., on the other hand, to exclusively supply furniture to Nova Casa Bahia.  The agreement had a six-year term.  Aggregate payments to Bartira in 2013 under this agreement were approximately R$ 212.3 million.

On November 9, 2010, an agreement was entered into between Nolva Casa Bahia and Casa Bahia Comercial Ltda., pursuant to which a purchase option of 75% of Bartira’s capital stock was granted to Nova Casa Bahia, exercisable for a 30-day term as of November 9, 2013.  In January 2013, Nova Casa Bahia was merged into Via Varejo and Via Varejo became the legal successor of Nova Casa Bahia’s obligations and rights set forth in these agreements.

In November 2013, Via Varejo exercised the purchase option and Bartira became a wholly-owned subsidiary of Via Varejo.  See “Item 5A—Operating Results—Business Combinations—Acquisition of Indústria de Móveis Bartira Ltda”.

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

Agreements with the Diniz Family

The following discussion summarizes certain of the significant agreements and arrangements among us and the Diniz Family during 2013, which remain in effect under the same terms and conditions as of the date of this annual report.

We lease properties from some members of the Diniz Family, some of whom are our shareholders, and also lease properties from Fundo de Investimento Imobiliário Península, which is controlled by members of the Diniz Family.  These properties include one store from Mrs. Floripes Pires Diniz, four stores from Mr. Arnaldo dos Santos Diniz, four stores from Mrs. Vera Lúcia dos Santos Diniz, seven stores from Mrs. Sonia Maria dos Santos Diniz Bernandini and 62 stores from the Fundo de Investimento Imobiliário Península.  Aggregate payments in 2013 under those leases were approximately R$15.0 million to the Diniz Family and R$165.1 million to the Fundo de Investimento Imobiliário Península.  We believe that all the leases are on terms at least as favorable to us as those which could be obtained from unrelated parties on an arm’s-length basis (market conditions).  For further information on these leases, see note 13 to our financial statements included in this annual report.

On September 6, 2013, the Diniz Family among other things, terminated the agreements entered into with Casino Group, such as the shareholders’ agreements of the Holding Company and CBD as well as the conditional put option agreement and reduced its direct and indirect ownership on us from 20.8% as of January 1, 2011 to 8.9% (consisting of preferred shares) as of March 31, 2014 as a result of a series of market transactions.  For further information on this agreement, see “Item 7A. Major Shareholders.”

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2011	2012	2013
	(in millions of R$)
COFINS(1) and PIS(2) tax claims	78.1	86.6	272.2
Other tax claims	346.1	364.1	402.7
Labor claims	132.9	190.8	297.5
Civil and other claims	123.1	132.9	175.2
Total accrued liabilities for legal proceedings	680.2	774.4	1,147.6

____________________

(1)   Social integration (Programa de Integração Social), or PIS.

(2)   Social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS.

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which was 7.25% on December 31, 2012 and 7.92% on December 31, 2013 and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction.  The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay contribution for social integration, (Programa de Integração Social), or PIS tax, and social security tax contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS tax, at the rates of 1.65% and 7.6% on gross sales revenue, respectively.  We adopt the non-cumulative system whereby these tax liabilities can be offset by credits we accrue from taxes previously paid on products we purchase and other expenses.  As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude ICMS from the calculation basis of these two contributions.

In addition, the Company offset certain PIS and COFINS with IPI tax credits acquired from third parties based on a final unappealable court decision.  Also in 2013, our management, based on the opinion of our external legal counsel, reassessed the risk of loss in certain PIS and COFINS legal proceedings, in the amount of R$173.9 million, from possible to probable.  The amount  involved in these legal proceedings as of December 31, 2013 was R$91.9 million, compared to R$86.6 million as of December 31, 2012.

Taxes and other

We have other tax claims that were deemed probable losses by our legal counsel: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor, or FAP, in 2011; (iii) disagreement on the State Government Fund Against Poverty (Fundo de Combate à Pobreza), enacted by the State of Rio de Janeiro government; (iv) discussions related to tax losses carry forward; (v) purchases from suppliers considered disqualified before the registration of the relevant State Financing Secretary; (vi) error in application rate, (vii) ancillary obligations by state tax authorities; and (viii) other less relevant issues.  The amount we provisioned as of December 31, 2013 was R$100.1 million (R$173.7 million as of December 31, 2012).

In 2013, our management, based on the opinion of our external legal counsel, reassessed the risk of loss in certain other tax legal proceedings, in the amount of R$44.1 million, from probable to possible.  In addition, we discussed in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the Government Severance Indemnity Fund for Employees, or FGTS, costs.  The accrued amount as of December 31, 2013 was R$38.5 million (R$31.5 million as of December 31, 2012).

Provisions for tax contingent liabilities were recorded by our subsidiary Via Varejo at the time of the business combination.  As of December 31, 2013, the amount recorded was R$165.3 million in tax contingent liabilities (R$158.9 million as of December 31, 2012).

For further information on our tax-related claims, see note 24 to our financial statements included in this annual report.

Labor claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business.  As of December 31, 2013, we recorded a provision of R$297.5 million (R$177.7 million as of December 31, 2012) referring to lawsuits which risk of loss was considered probable.  Management, assisted by legal counsel, evaluates these claims recording provision for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.  Labor claims are indexed to the benchmark interest rate (“TR”) of 0.19% accrued as of December 31, 2013 (0.29% as of December 31, 2012) plus 1% monthly interest rates.

We recorded labor provisions in our subsidiary Via Varejo relating to contingent liabilities recognized upon business combination amounting to R$13.1 million as of December 31, 2013 (the same amount which was recorded as of December 31, 2012).

Civil and other claims

We are defendants in civil lawsuits.  Among these lawsuits, we highlight the following:

•         We file and respond to various lawsuits requesting the review of lease amounts.  In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined.  The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity.  As of December 31, 2013, the provision for these lawsuits was R$42.8 million (R$36.1 million was of December 31, 2012) to which there are no judicial deposits.

•         Via Varejo is party to lawsuits involving consumer relations rights (civil claims and assessments from PROCON-Fundação de Proteção e Defesa do Consumidor) and a few lawsuits involving contracts terminated with suppliers in the amount of R$68.7 million at December 31, 2013, as compared to R$43.8 million in December 31, 2012.

As of December 31, 2013, including the lawsuits mentioned above, we had provisioned for civil actions in the amount of R$175.2 million, as compared to R$132.9 million as of December 31, 2012.

Other contingent liabilities for which there are no provisions

As of December 31, 2013, we were a party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings.  See note 24(d) to our audited consolidated financial statements included in this annual report for detailed information on these proceedings.

We are a party to several tax-related legal proceedings with various governmental agencies related to social security taxes (INSS), federal income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU and property transfer tax (Imposto sobre transferência de bens imóveis), or ITBI.  As of December 31, 2013, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$7,630.1 million, as compared to R6,706.2 million in 2012.

Other tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims.  As of December 31, 2013, the aggregate amount of the possible loss regarding these proceedings was R$697.2 million, as compared to R$638.5 million in 2012.

Federal Tax Installment Payment Program (REFIS)

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes.  During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program.  The balance of the consolidated installments on December 31, 2013 was R$1,217.1 million, as compared to R$1,359.9 million in 2012.

Refis debts are adjusted by the SELIC rate (7.92% in 2013 and 8.62% in 2012).  The amount we paid under REFIS in 2013 was R$200.1 million, as compared to R$214.2 million in 2012.

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

For the fiscal year ended 2013, we have not changed the dividend distribution period.  Pursuant to our dividend policy created by our board of directors on August 3, 2009, we anticipate our dividend distribution on a quarterly basis.  For further information see “Item 10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends.”  According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2009:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares (in R$ millions)
2010	Dividends	May 31, 2010	0.08	0.0727272	19.2
2010	Dividends	August 17, 2010	0.08	0.0727272	19.6
2010(1)	Dividends	December 1, 2010	0.08	0.0727272	19.6
2010	Dividends	May 30, 2011	0.45827	0.40955	113.2
2011	Dividends	May 27, 2011	0.09	0.0818181	22.5
2011	Dividends	August 10, 2011	0.09	0.0818181	22.6
2011	Dividends	November 28, 2011	0.09	0.0818181	22.6
2011	Dividends	June 26, 2012	0.372950601	0.410245661	102.9
2012	Dividends	June 20, 2012	0.11	0.10	27.8
2012	Dividends	August 13, 2012	0.11	0.10	27.9
2012	Dividends	November 23, 2012	0.11	0.10	27.9
2012	Dividends	June 14, 2013	0.653088073	0.593716430	165.9
2013	Dividends	May 16, 2013	0.13	0.118182	33.1
2013	Dividends	August 13, 2013	0.13	0.118182	33.1
2013	Dividends	November 7, 2013	0.13	0.118182	33.1
2013(2)	Dividends	To be determined	0.5889348796	0.5353953451	150.5

____________

(1)   The dividend accrued on December 31, 2010 was approved at the annual shareholders’ meeting held on March 31, 2011 and was paid on May 30, 2011.  On October 18, 2010, the ratio of our ADR (American Depositary Receipt) program changed, whereby one ADR (CBD) represented one preferred share of CBD (PCAR4).  This ratio change resulted in a 2 for 1 split (one additional ADR for each ADR held).

(2)   These amounts were approved at the annual shareholders’ meeting held on April 16, 2014, to be paid in up to 60 days from the date thereof.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil.  See “Item 10D. Additional Information—Exchange Controls.”  The preferred shares underlying the ADSs are held in Brazil by the custodian, as agent for the depositary, the registered owner on the records of the custodian for the preferred shares underlying the ADSs.  The current custodian is Banco Itaú Corretora de Valores S.A.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted.  See “Item 3A. Selected Financial Data—Exchange Rates.”  Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E.  Taxation — Brazilian Tax Considerations.”

8B.            Significant Changes

None.

ITEM 9.          THE OFFER AND LISTING

9A.            Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR4.  Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD.” We also have ADSs listed on the Luxembourg Stock Exchange.

Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2013, the ADSs represented 34.36% of our preferred shares.  Each ADS represents one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2009	65.00	27.96	37.33	16.06	25,598,431
2010	71.18	54.40	42.84	30.14	51,106,841
2011	73.25	56.00	46.92	29.88	52.809.689
2012:
1st quarter	87.45	66.00	47.99	36.22	45,303,826
2nd quarter	90.90	73.51	44.97	36.37	38,784,515
3rd quarter	90.55	76.79	44.59	37.82	37,872,879
4th quarter	98.19	90.26	48.05	44.17	46,280,542
2013:
1st quarter	107.89	88.67	53.37	43.86	107,384,479
2nd quarter	114.70	93.03	51.40	41.69	93,416,199
3rd quarter	105.11	92.80	47.41	41.86	64,457,339
4th quarter	111.10	100.30	47.03	42.46	68,738,679

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A. Selected Financial Data—Exchange Rates.”

Preferred share prices for the most recent six months are as follows:

	High	Low	High	Low	(In R$) Average Daily Trading Volume
Calendar Period	R$		US$(1)
October 2013	111.10	101.49	49.60	45.31	21,181,870
November 2013	110.85	107.30	47.45	45.93	26,884,020
December 2013	106.00	100.30	44.88	42.46	38,429,980
January 2014	103.65	93.35	42.96	38.69	36,098,200
February 2014	98.89	92.30	42.18	39.37	22,985,350
March 2014	99.75	93.37	43.91	41.40	22,985,350

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

On April 23, 2014, the closing sale price for the preferred shares on the BM&FBOVESPA was R$ 105.52 per preferred share, equivalent to US$47.10 per ADS translated at the exchange rate of R$2.24 per US$1.00, the commercial selling rate on that date.  On the same date, the closing sale price for our ADSs on the NYSE was US$47.57.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2009(2):	37.79	11.65	65.79	20.28	11,633,266
2010:	42.26	29.15	70.21	52.60	25,490,183
2011:	48.00	30.68	87.88	57.08	29,838,692
2012:
1st quarter	49.64	36.03	90.45	65.65	22,757,073
2nd quarter	49.67	36.58	100.40	73.94	24,356,991
3rd quarter	45.11	38.08	91.60	77.33	15,740,608
4th quarter	48.94	43.28	100.01	88.44	17,249,246
2013:
1st quarter	55.33	43.99	111.86	88.93	29,044,361
2nd quarter	56.83	42.11	114.89	85.13	25,785,748
3rd quarter	48.03	38.98	97.10	78.81	28,904,865
4th quarter	50.93	43.67	102.97	88.29	23,083,892

____________

(1)   Converted into Brazilian reais  at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A. Selected Financial Data—Exchange Rates.”

(2)   Adjusted to reflect the current ADR share ratio of 1:1.

Share prices for the most recent six months are as follows:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
October 2013	50.93	46.35	112.91	102.76	23,547,238
November 2013	49.61	46.37	111.12	103.86	23,276,957
December 2013	45.17	43.67	105.52	102.01	22,392,545
January 2014	43.10	38.06	101.81	89.90	21,428,467
February 2014	42.66	38.13	102.93	92.00	18,946,188
March 2014	43.76	39.68	102.59	93.02	22,416,108

____________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real  exchange rate in effect at the end of each period presented.  See “Item 3A. Selected Financial Data—Exchange Rates.”

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

BM&FBOVESPA is one of the largest exchanges worldwide in terms of market value, the second largest in the Americas, and the leading exchange in Latin America.

As of April 23, 2014, there were 523 companies listed on the BM&FBOVESPA.

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

9D.            Selling Shareholders

Not applicable.

9E.            Dilution

Not applicable.

9F.             Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

10A.         Share Capital

As of December 31, 2013, our capital stock consisted of a total of 264,452,885 non-par shares, of which 99,679,851 were common shares and 164,773,034 were preferred shares.  As of the same date, our Company held 232,586 preferred shares in treasury.  In 2012, we increased our capital stock by 1,042 thousands of preferred shares due to the stock option plan.

As of March 31, 2014, our capital stock consisted of a total of 264,923,423 non-par shares, of which 99,679,851 were common shares and 165,243,572 were preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

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

Preferred Shares and Common Shares

Pursuant to Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into preferred shares at any time.  See “Conversion of Common Shares into Preferred Shares.”

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

Furthermore, the preferred shares will only be admitted for trading on the BM&FBOVESPA if they are entitled to at least one of the following preferences:

•         right to participate in the distribution of the mandatory dividend of at least 25% of our adjusted net profits, pursuant to the following criteria (See “Allocation of Net Profits and Distribution of Dividends–Mandatory Dividends” for a description of calculation of our adjusted net profits):  (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above; or

•         right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares.

In addition, pursuant to Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend is not paid for a period of three consecutive years and such voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend.

Under Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights.  See “Withdrawal Rights” for a description of withdrawal rights.

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

Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders.  These payments may qualify as part of the mandatory dividend at their net value.  Please see “Item 10E. Taxation—Brazilian Tax Considerations.”

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

Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% in case the beneficiary is resident and domiciled in a “tax haven,” a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment.  See “Item 10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”  To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

•         approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review of the accounts and reports;

•         appointment and removal of the chairman and the vice-chairman of our board of directors;

•         establishment of the global annual compensation of the members of any management body of the Company including fringe benefits;

•         approval of or amendment to our annual investment-plan;

•         approval of any issuance of  common or preferred shares up to the limit of our authorized capital (400,000,000 shares), above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment; and

•         approval of any delisting from trading on any stock exchange or filings for new listings.

According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of certain specific rights, such as:

•         the right to participate in the distribution of profits;

•         the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described under “Preemptive Rights on Increase in Preferred Share Capital;”

•         the right to withdraw from the company in the cases specified under Brazilian corporate law, see “Withdrawal Rights;” and

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

In the event of a capital increase, that maintains or increases the proportion of capital represented by preferred shares, holders of ADSs, may, under certain circumstances described above, exercise preemptive rights to subscribe newly issued preferred shares.  In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, may under certain circumstances described above, have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us.  For risks associated with preemptive rights, see “Item 3D. Risk Factors—Risks Relating to the Preferred Shares and ADSs—You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.”

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

iv.      a change in our corporate purposes;

v.       the transfer of all of our shares to another company in order to make us a wholly-owned subsidiary of such company or vice versa;

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

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) a transfer of all of our shares to another company in order to make us a wholly-owned subsidiary of such company or vice versa, (b) a spin-off or, (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

10C.         Material Contracts

Casas Bahia

Below we summarize the shareholders’ agreement entered into among CBD, the Klein Family and Via Varejo. The summary is qualified by reference to the agreements that are filed as exhibits to this annual report.

Pursuant to the shareholders’ agreement CBD will have the right to elect the majority of members of Via Varejo’s board of directors and the partners (represented by the Klein Family) of Casa Bahia Comercial Ltda. will have the right to elect a certain number of members corresponding to their ownership interest in Via Varejo’s capital stock if Casa Bahia Comercial Ltda. holds, at least, 25% of shares bound to the shareholders’ agreement.  The partners of Casa Bahia Comercial Ltda. shall appoint, at least, two members of Via Varejo’s board of directors if they hold, at least, 20% of the shares bound to the shareholders’ agreement.

On October 17, 2013, CBD, Via Varejo and Nova Pontocom entered into a stock purchase agreement pursuant to which CBD acquired 6.2% of Nova Pontocom’s capital stock from Via Varejo for R$80.0 million and 1.96% of Nova Pontocom’s capital stock from minority shareholders for R$25.3 million.  As a result, Nova Pontocom became a subsidiary of CBD of which CBD holds 52.06% of its capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact on our consolidation of Nova Pontocom’s results of operations and financial condition on our financial statements, since we previously held, through Via Varejo, the indirect control of Nova Pontocom.

On December 27, 2013, our subsidiary Via Varejo concluded its public offering in Brazil with selling efforts to qualified institutional buyers in the United States and to institutions and other investors who were not U.S. persons elsewhere, the offering raised approximately R$2.8 billion in proceeds.  The public offering was structured as a secondary public offering of Units, each Unit consisting of one common share and two preferred shares of Via Varejo.

We sold a total of 38.9 million Units for approximately R$896.8 million, which reduced our shareholding in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.  The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock.  As of the date of this annual report, the Klein Family owns 27.31% of Via Varejo’s total capital stock.

As a consequence of the reduction of its participation in Via Varejo’s capital stock, the Klein Family no longer has certain rights under the shareholders’ agreement entered into by and among us, the Klein Family and Via Varejo, among which are Mr. Michael Klein’s appointment to the position of chairman of the board of directors of Via Varejo and the right to consent with respect to Via Varejo’s vote at shareholders’ meetings of its subsidiary Nova Pontocom or by members of the board of directors of Nova Pontocom regarding certain matters.  In addition, the Klein Family has the right to appoint only two members of the board of directors of Via Varejo.

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

This electronic registration was carried on through the Sistema do Banco Central–SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration.  Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of the CMN, dated as of January 26, 2000, as amended, a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares.  In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Brazilian Tax Considerations”), the investor will also be subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution No. 2,689.  See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

Investors under Resolution No. 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.  See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Under recently issued temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of preferred shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

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

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência,  which is an annual report that is prepared and filed in accordance with CVM Instruction No. 480/09 and can be accessed through www.cvm.gov.br.  Information from that website is not incorporated by reference into this document.

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

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2013. See note 20 to our financial statements included in this annual report.

	As of December 31, 2013
	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks in reais	343.0						343.0	343.0
Cash equivalents denominated in reais	8,024.0	-	-	-	-	-	8,024.0	8,024.0	101.2% of CDI
Total cash and cash equivalents	8,367.0	-	-	-	-	-	8,367.0	8,367.0

Liabilities:
Loans and financing Floating rate, denominated in US dollars	204.5						204.5	204.5	101.0% of CDI
Floating rate, denominated in reais	3,554.7	876.9	8.1	20.1	386.8	32.0	4,878.6	4,878.6	105.1% of CDI or 11,63% per year
Floating rate, denominated in reais	110.9	98.0	91.0	1.0	1.1	10.0	312.0	425.0	(3.8% per year) or (TJLP + 3.5% per year)
Floating rate, denominated in reais	56.3	34.4	36.0	36.0	36.0	55.2	253.9	253.9	100.18% of CDI or IGPDI + 6%
Total loans and financing	3,926.4	1,009.3	135.1	57.1	423.9	97.2	5,649.0	5,762.4

Debentures floating rate, denominated in reais	1,245.0	2,599.0	-	-	-	-	3,844.0	3,840.0	(108.27% of CDI) or (CDI + 1%)
Total liabilities	5,171.4	3,608.3	135.1	57.1	423.9	97.2	9,493.0	9,602.0

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31, 2013
	2011	2012	2013
CDI (1)	11.6%	8.4%	8.1%
TJLP (2)	6.0%	5.5%	5.0%

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

Since December 31, 2009 and through December 31, 2013, the U.S. dollar appreciated by 34.6% against the real, and as of December 31, 2013, the commercial market rate for purchasing U.S. dollars was R$2.343 to U.S.$ 1.00.  In the first quarter of 2014, the real depreciated  3.4% against the U.S. dollar, and as of March 30, 2014, the commercial market rate for purchasing U.S. dollars was R$2.263 to U.S.$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2013 included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$ 61.2 million as of December 31, 2013 compared to R$12.3 million as of December 31, 2012.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2013.

	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
US dollars (*)	204.5	-	-	-	-	-	204.5	204.5
Reais	3,721.9	1,009.3	135.1	57.1	423.9	97.2	5,444.5	5,557.5
Total loans and financing	3,926.4	1,009.3	135.1	57.1	423.9	97.2	5,649.0	5,762.0
Debentures
Reais	1,245.0	2,599.0	-	-	-	-	3,844.0	3,840.0
Total Debentures	1,245.0	2,599.0	-	-	-	-	3,844.0	3,840.0

____________

(*)   Originally US dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 19 to our financial statements included in this annual report.  As of December 31, 2013, the originally U.S. dollar-denominated debt of R$204.5 million and R$906.1 million as of December 31, 2012, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2014	2015	2016	2017	2018	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount	200.3	-	-	-	-	-	200.3	114.0	101% over CDI	3.5% over U.S. dollar + USD_LIBOR +1.45%
U.S. dollars to reais	200.3	-	-	-	-	-	200.3	114.0	101% over CDI	3,5% over U.S. dollar + USD_LIBOR +1.45%

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

Fees Incurred Since January 1, 2013

From January 1, 2013 until December 31, 2013, the Company received from the depositary US$1.5 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports that it files or submits, under the Securities Exchange Act of 1934, was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to provide reasonable assurance that information required to be disclosed by us in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer, with the participation and assistance of other members of management, have evaluated the effectiveness, as of December 31, 2012, of the Company’s “disclosure controls and procedures,” as that term is defined in Rule 13a‑15(e) under the Securities and Exchange Act of 1934, as amended (“the Exchange Act”).  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2013, are effective at the reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria.  For our management’s report on internal control over financial reporting, see page F-1 of this annual report.

The effectiveness of internal controls over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-2 of this annual report.

ITEM 16. [RESERVED]

16A.         Audit Committee Financial Expert

Our board of directors has determined that Luiz Nelson Guedes de Carvalho, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards.  For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

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

16C.         Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2012 and 2013 and Ernst & Young Terco Auditores Independentes S.S., or E&Y, acted as our independent registered public accounting firm for the fiscal year ended December 31 2011.  The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2013, 2012 and 2011, and a breakdown of these amounts by category of service:

	2011	2012(2)	2013
	(in millions of R$)(1)
Audit Fees	7.8	7.8	10.7
Audit–Related Fees	0.4	0.5	-
Total	8.2	8.3	10.7

____________

(1)   Fees including out-of-pocket expenses.

(2)   Includes Ernest &Young Terco fees for work performed to Via Varejo, including periodic audits and audits in connection with the public offering of Via Varejo in Brazil.

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

Pre-Approval Policies and Procedures

Our audit committee has the responsability of approving all audit, audit-related, tax and other services provided by our independent accountants.  Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.  Our audit committee is permitted to approve certain audit and tax services, pursuant to a de minimis exception.

In the beginning of 2014 and in 2013, 2012 and 2011, these functions were performed by our fiscal council, which was then instated.  None of the fees paid to our independent accountants were approved pursuant to the de minimis exception.

16D.         Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we are required to comply with Exchange Act Rule 10A-3, which mandates that we either establish an audit committee composed of members of the board of directors that meets specified requirements or rely on an exemption under Exchange Act Rule 10A-3(c)(3), which is the case with our statutory audit committee.  In our assessment, in light of the composition of our statutory audit committee, our reliance on the exemption does not materially adversely affect the ability of our statutory audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C. Board Practices — Committees —Audit Committee.”

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

While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence.  Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting.  Currently our board of directors consists of nine members elected by our shareholders, consisting of four representatives of the Casino Group and five external directors.

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

Our board of directors consists of nine members elected by our shareholders, all of whom are non-management directors.

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

Although we are not required under applicable Brazilian law, we have created a Corporate Governance Committee and a Human Resources and Compensation Committee to improve our corporate governance practices. Both committees are responsible for examining candidates and providing guidelines for the appointment of members of our board, special committees and executive officers.  For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices—Committees—Human Resources and Compensation Committee.”

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

We do, however, have a Human Resources and Compensation Committee, which, among other assignments, reviews management compensation.  For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices—Committees—Human Resources and Compensation Committee.”

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

As a foreign private issuer, we chose to rely on an exemption under Exchange Act Rule 10A-3(c)(3).  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C.  Board Practices — Committees — Audit Committee.”

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council or the audit committee, as the case may be, with ongoing assessments of the company’s risk management processes and system of internal control.  Our internal audit department and our internal control department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting.  The internal audit department reports to our audit committee as well as to our chief financial officer. Our audit committee and chief executive officer in turn, report to our board of directors.

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

4.(b)(1)	Technical Assistance Agreement dated as of July 8, 2005 by and between us and Casino Guichard Perrachon.(2)
4.(b)(2)	Real Estate Structure Agreement dated as of October 3, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.(3)
4.(b)(3)	First Amendment to the Real Estate Structure Agreement dated as of December 30, 2005 by and between us, Zabaleta Participações, and Rio Plate Empreendimentos e Participações Ltda.(3)
4.(b)(4)

Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Via Varejo S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.(4)

6.1	See note 32 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(2)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:  /s/ Ronaldo Labrudi

Name:  Ronaldo Labrudi

Title:  Chief Executive Officer

By:  /s/ Christophe Hidalgo

Name:  Christophe Hidalgo

Title:  Chief Financial Officer

Dated:  April 29, 2014

Companhia Brasileira de Distribuição Consolidated Financial Statements for the Year Ended December 31, 2013 and 2012

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission  (COSO) in Internal Control (1992) Integrated Framework. Management's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Based on that assessment, management believes that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal controls over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Deloitte’s attestation report on the Company’s internal controls over financial reporting is included herein.

/s/ Ronaldo Iabrudi dos Santos Pereira	/s/ Christophe José Hidalgo
Ronaldo Iabrudi dos Santos Pereira	Christophe José Hidalgo
Chief Executive Office	Chief Financial Officer
Date: April 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and Subsidiaries

São Paulo, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

As discussed in Note 2 to the financial statements, the consolidated balance sheet as of December 31, 2012 and the consolidated statement of cash flows for the year ended December 31, 2012 have been restated to correct the classification of accounts receivables related to commercial agreements with suppliers (bonuses), whose contract terms provide for the right of offset against accounts payable to suppliers.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company´s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição and Subsidiaries
São Paulo, Brazil

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Company´s internal control over financial reporting based on our audit.

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

A Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company´s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by Committee of Sponsoring Organizations of the Treadway Commission – COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year then ended and our report dated April 24, 2014, included an explanatory paragraph regarding reclassifications made by the Company in the comparative information presented.

/S/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 24, 2014

Companhia Brasileira de Distribuição

Statements of income and comprehensive income

Years ended December 31, 2013, 2012 and 2011

(In thousands of reais, except earnings per share)

	Notes	2013	2012	2011

Net sales	28	57,730,262	50,924,461	46,594,486
Cost of sales	29	(42,704,079)	(37,167,548)	(33,935,134)
Gross profit		15,026,183	13,756,913	12,659,352
Operating expenses
Selling expenses	29	(9,180,009)	(8,360,114)	(7,936,647)
General and administrative	29	(1,484,734)	(1,753,859)	(1,683,097)
Depreciation and amortization		(787,405)	(751,538)	(678,377)
Other operating expenses, net	30	(673,106)	(33,014)	(258,693)
Operating profit		2,900,929	2,858,388	2,102,538
Net financial expenses	31	(1,193,449)	(1,192,873)	(1,332,708)
Equity in an associate	14	47,310	10,819	34,825

Profit before income and social contribution taxes		1,754,790	1,676,334	804,655

Income and social contribution taxes	22	(358,583)	(519,898)	(84,999)

Net income and comprehensive income		1,396,207	1,156,436	719,656

Attributable to equity holders of the parent		1,052,495	1,051,181	718,219
Attributable to noncontrolling interest		343,712	105,255	1,437
Net income and comprehensive income		1,396,207	1,156,436	719,656

Earning per ordinary share	32
Basic earnings per share attributable to ordinary equity holders of the parent		3.75	3.78	2.61
Diluted earnings per share attributable to ordinary equity holders of the parent		3.75	3.78	2.61

Earnings per preferred non-voting share
Basic earnings per share attributable to ordinary equity holders of the parent		4.13	4.15	2.87
Diluted earnings per share attributable to ordinary equity holders of the parent		4.11	4.12	2.85

See accompanying notes.

Companhia Brasileira de Distribuição

Balance Sheets

December 31, 2013 and 2012

(In thousands of reais)

Assets	Notes	2013	2012	01.01.2012
Current			reclassified	reclassified
Cash and cash equivalents	7	8,367,176	7,086,251	4,969,955
Marketable securities		24,453	-	-
Trade accounts receivable, net	8	2,515,666	2,646,079	5,111,942
Other accounts receivable, net	10	227,367	211,473	279,621
Inventories	11	6,381,544	5,759,648	5,552,769
Recoverable taxes	12	907,983	871,021	907,702
Assets held for sale	1 (e)	39,133	-	-
Other receivables		146,413	105,830	128,845
Total current assets		18,609,735	16,680,302	16,950,834

Noncurrent assets
Trade accounts receivable, net	8	114,899	108,499	110,785
Other accounts receivable	10	629,935	556,397	538,069
Inventories	11	172,280	172,280	14,000
Recoverable taxes	12	1,429,021	1,231,642	729,998
Financial Instruments	20	-	359,057	304,339
Deferred income and social contribution taxes	22	950,757	1,078,842	1,249,687
Related parties	13	172,836	178,420	133,415
Restricted deposits for legal proceedings	24	815,190	952,294	737,688
Other receivables		49,914	61,892	36,898
Investments	14	309,528	362,429	340,122
Property and equipment, net	16	9,053,600	8,114,498	7,358,250
Intangible assets	17	5,700,657	4,975,556	4,939,361
Total noncurrent assets		19,398,617	18,151,806	16,492,612
Total assets		38,008,352	34,832,108	33,443,446

Certain amounts of 2012 and 01.01.2012 were reclassified  See note 2.

See accompanying notes.

Companhia Brasileira de Distribuição

Balance Sheets
December 31, 2013 and 2012
(In thousands of reais)

Liabilities	Notes	2013	2012	01.01.2012
Current			reclassified	reclassified
Trade accounts payable	18	8,547,544	6,240,356	5,953,199
Loans and financing	19	5,171,418	4,211,150	4,917,498
Payroll and related charges		796,188	728,970	758,663
Income and social contribution taxes payable and taxes payable in installments	21	968,462	806,129	503,628
Related parties	13	32,621	80,399	27,878
Dividends payable	27	151,835	168,798	103,396
Payable related to acquisition of non-controlling interest		69,014	63,021	54,829
Financing related to acquisition of real estate		36,161	88,181	14,211
Rent payable		112,439	51,377	83,779
Deferred revenue	26	114,749	92,120	81,915
Pass through liabilities		226,008	224,099	158,134
Other accounts payable		786,315	636,667	518,514
Total current liabilities		17,012,754	13,391,267	13,175,644

Noncurrent liabilities
Loans and financing	19	4,321,850	6,281,104	6,240,900
Deferred income and social contribution taxes liability	22	1,060,852	1,137,376	1,114,873
Income and social contribution taxes payable and taxes payable in installments	21	1,072,849	1,204,543	1,291,810
Provision for risks	24	1,147,522	774,361	680,123
Acquisition of non-controlling interest	23	107,790	158,201	188,602
Deferred revenue	26	455,637	471,665	381,406
Other accounts payable		117,134	345,640	275,663
Total noncurrent liabilities		8,283,634	10,372,890	10,173,377
Shareholders’ equity
Share capital	27	6,764,300	6,710,035	6,129,405
Capital reserves	27	233,149	228,459	384,342
Profit reserves	27	2,485,741	1,556,231	1,111,526
Equity attributable to owners of the parent		9,483,190	8,494,725	7,625,273

Non-controlling interest		3,228,774	2,573,226	2,469,152

Total sharholders´equity		12,711,964	11,067,951	10,094,425

Total shareholders´ equity and liabilities		38,008,352	34,832,108	33,443,446

Certain amounts of 2012 and 01.01.2012 were reclassified for better presentation and comparison. See note 2.

See accompanying notes.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders’ Equity
Years ended December 31, 2013, 2012 and 2011
(In thousands of reais)

		Capital Reserves				Profit Reserves				Non-controlling Interest	Total
Description	Share capital	Special goodwill reserve	Other equity instruments	Other Reserves	Granted Options	Legal	Expansion	Retained earnings	Equity attributed to owners of the parent

Balance at December 31, 2010	5,579,259	344,605	-	7,398	111,145	212,339	701,922	66,654	7,023,322	2,477,270	9,500,592

Capitalization of reserve (note 27 (c) e (e))	527,175	(105,675)	-	-	-	-	(379,350)	(42,150)	-	-	-
Stock option exercised (note 27 (a))	22,971	-	-	-	-	-	-	-	22,971	-	22,971
Recognized granted options (note 27 (d))	-	-	-	-	26,869	-	-	-	26,869	-	26,869
Participation of noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(9,555)	(9,555)
Gain (loss) in equity interest	-	-	-	-	-	-	-	4,470	4,470	-	4,470
Net income for the year	-	-	-	-	-	-	-	718,219	718,219	1,437	719,656
Appropriation of net income to reserve (note 27 (e))	-	-	-	-	-	35,910	460,558	(496,468)	-	-	-
Dividends (note 27 (g))	-	-	-	-	-	-	-	(170,578)	(170,578)	-	(170,578)

Balance at December 31, 2011	6,129,405	238,930	-	7,398	138,014	248,249	783,130	80,147	7,625,273	2,469,152	10,094,425

Capitalization of reserve (note 27 (c) e (e))	559,320	(200,905)	-	-	-	-	(322,572)	(35,843)	-	-	-
Stock option exercised (note 27 (a))	21,310	-	-	-	-	-	-	-	21,310	-	21,310
Recognized granted options (note 27 (d))	-	-	-	-	45,022	-	-	-	45,022	-	45,022
Gain (loss) in equity interest	-	-	-	-	-	-	-	1,502	1,502	1,051	2,553
Net income for the year	-	-	-	-	-	-	-	1,051,181	1,051,181	105,255	1,156,436
Appropriation of net income to Reserve reserve (note 27 (e))	-	-	-	-	-	52,559	674,069	(726,628)	-	-	-
Dividends (note 27 (g))	-	-	-	-	-	-	-	(249,655)	(249,655)	(2,232)	(251,887)
Unclaimed dividends	-	-	-	-	-	-	-	92	92	-	92

Balance at December 31, 2012	6,710,035	38,025	-	7,398	183,036	300,808	1,134,627	120,796	8,494,725	2,573,226	11,067,951

Capitalization of reserve (note 27 (c) e (e))	38,025	(38,025)	-	-	-	-	-	-	-	-	-
Stock option exercised (note 27 (a))	16,240	-	-	-	-	-	-	-	16,240	-	16,240
Recognized granted options (note 27 (d))	-	-	-	-	42,715	-	-	-	42,715	-	42,715
Gain (loss) in equity interest	-	-	-	-	-	-	-	650	650	420	1,070
Net income for the year	-	-	-	-	-	-	-	1,052,495	1,052,495	343,712	1,396,207
Appropriation of net income to Reserve (note 27 (e))	-	-	-	-	-	52,624	674,913	(727,537)	-	-	-
Dividends (note 27 (g))	-	-	-	-	-	-	-	(249,968)	(249,968)	(185,732)	(435,700)
Transactions with Non-controlling (note 27 (h))	-	-	-	-	-	-	-	126,333	126,333	497,148	623,481

Balance at December 31, 2013	6,764,300	-	-	7,398	225,751	353,432	1,809,540	322,769	9,483,190	3,228,774	12,711,964

See accompanying notes.

Companhia Brasileira de Distribuição

Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands of reais)

	2013	2012	01.01.2012
Cash flow provided by operating activities		reclassified	reclassified

Net income for the year	1,396,207	1,156,436	719,656
Adjustment to reconcile net income
Deferred income tax (note 22)	89,090	193,348	(57,118)
Depreciation and amortization	865,425	834,109	706,494
Equity in an associate (note 14)	(47,310)	(10,819)	(34,825)
Adjustment to present value on trade accounts receivable	(10,448)	(13,696)	22,427
Financial charges	1,000,252	1,099,034	965,557
Provision for risks (note 24)	249,183	83,477	(4,798)
Share-based payment	42,715	45,022	26,869
Barter revenue	-	(158,280)	-
Deferred revenue	(42,619)	54,418	54,759
Gain (loss) on disposal of property and equipment	44,878	(11,805)	48,820
Allowance for doubtful accounts (note 8)	451,108	340,652	256,371
Provision for obsolescence and losses and Breakage (note 11)	(1,110)	(22,683)	23,903
Provision for disposals and losses of fixed assets	-	10,989	9,791
Gain in the fair value investment	(100,007)	-	-
Others operating expenses (note 30)	322,656	(23,021)	-

Decrease (increase) in assets
Trade accounts receivable, net	(333,269)	2,173,848	(1,935,918)
Marketable securities	(24,319)	-	634,978
Inventories	(581,776)	(191,977)	(776,442)
Recoverable taxes	(284,101)	(575,266)	(506,651)
Restricted deposits for legal proceedings	(186,175)	(179,431)	(68,116)
Increase (decrease) in liabilities
Trade accounts payable	2,270,264	261,097	972,395
Payroll, related charges and taxes payable	59,439	(29,494)	169,477
Taxes, contributions payable and taxes	(128,427)	130,273	-
Related parties	(34,384)	24,530	(189,360)
Financial instruments	-	(50,000)	114,365
Other liabilities	(125,322)	158,494	(24,571)

Net cash flow provided by operating activities	4,891,950	5,299,255	1,128,063

Companhia Brasileira de Distribuição

Statements of Cash Flows - Continued

Years ended December 31, 2013, 2012 and 2011

(In thousands of reais)

	2013	2012	01.01.2012
Cash flow used in investing activities		reclassified	reclassified
Acquisition of subsidiary	(211,536)	-	-
Acquisition of property and equipment (note 16)	(1,655,827)	(1,308,951)	(1,262,640)
Acquisition of intangible assets (note 17)	(193,785)	(84,443)	(191,635)
Sales of property and equipment	98,055	87,240	97,892
Net cash used by investing activities	(1,963,093)	(1,306,154)	(1,356,383)

Cash flow from financing activities
Capital increase	16,240	21,310	22,971
Financings:
Funding and refinancing	5,278,000	7,210,792	6,918,179
Payments	(6,519,347)	(7,976,686)	(4,772,162)
Interest paid	(720,506)	(913,098)	(336,126)
Sale of noncontrolling interest (note 14 (a)(ii))	813,782	-	-
Acquisition of noncontrolling interest	(63,437)	(32,729)	(269,113)
Dividend paid	(452,664)	(186,394)	(183,468)

Net cash provided by (used in) financing activities	(1,647,932)	(1,876,805)	1,380,281

Net increase in cash and cash equivalents	1,280,925	2,116,296	1,151,961

Cash and cash equivalents at the end of year	8,367,176	7,086,251	4,969,955
Cash and cash equivalents at the beginning of year	7,086,251	4,969,955	3,817,994

The main non-cash transactions are disclosed in the Notes 2, 15 (ii), 16 (b) and (e), 22 (a) and 27 (c) (e).

See accompanying notes.

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), operates in the food retailing, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores mainly under the trade names "Pão de Açúcar, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com” and “Partiuviagens.com” and neighborhood shopping mall brand “Conviva”. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 156 thousand employees, 1,999 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 54 distribution centers located in 13 states and Federal District at December 31, 2013, The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”, The Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes") that became a controlled company by Casino Guichard Perrachon (“Casino”) on July 2, 2012.

a)     Casino Arbitration

During 2011, Casino filed two arbitration proceedings at the International Arbitration Court of the International Chamber of Commerce against Mr. Abílio dos Santos Diniz, Mrs.Ana Maria Falleiros dos Santos Diniz D’Avila, Mrs. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda. (“Península”). On April 5, 2013, the arbitral tribunal decided about the exclusion of the Company from the arbitration procedure and, in September 2013, the parties filed a petition at the International Chamber of Commerce (“ICC”) to conclude the procedures.

On September 6, 2013, Groupe Casino and Mr. Abilio dos Santos Diniz, jointly with their related parties, entered into a Private Instrument of Transaction and Waiver of Rights. As a consequence of the agreed-upon transaction, the parties filed a petition at the International Chamber of Commerce (“ICC”) for the conclusion of all arbitration procedures requested by the parties under discussion at the moment. The parties also agreed to conclude any and all disputes against each other and any other third party (related to the parties’ disputes), as well as not to practice any act or file any suit based on rights set forth in any agreements previously entered into between the parties or on the understandings between the parties prior to September 6, 2013.

         b)    Corporate reorganization

At the December 28, 2012 Extraordinary Shareholders’ Meeting a corporate restructuring was approved with the purpose of obtaining administrative, economic and financial benefits for GPA , the base date of the restructuring were the balance sheets of subsidiaries as at December 31, 2012. The restructuring consists of the merger into the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda, (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda, (“Novasoc”), in which the Company assigned 17.25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), in exchange for 6.9% of Sé. The same meeting also approved a Company’s capital increase of R$557,534 in Barcelona, without issuing new shares, using the Company’s Intercompany amount due by this subsidiary. This transaction was carried out between subsidiaries over which the Company already had 100% interest, directly or indirectly.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

b)    Corporate reorganitazion – Continued

The reorganization resulted in the amount of R$7,491of loss for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

At the January 2, 2013 Extraordinary Shareholders’ Meeting, an increase in the Company’s interest in Sendas Distribuidora was also approved in the amount of R$1,100,000, without the issuanceof new shares, using the Company’s intercompany receivables from this subsidiary.

        c)   Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company announced that it received a letter from the International Chamber of Commerce -ICC notifying it about the request for the filing of an arbitration proceeding (“Proceeding”) submitted by Morzan Empreendimentos e Participações Ltda, (“Morzan”), the former controlling shareholder of Globex Utilidades S.A. (Pontofrio tradename), currently referred to as Via Varejo S.A. (“Via Varejo”).  The Proceeding is associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (“Agreement”) for the acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Via Varejo. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceeding. After discussions in the Arbitration Court jurisdiction on October 25, 2013, Morzan filed its arguments, which were answered by the Company, Wilkes and Via Varejo on January 17, 2014. The Company, supported by a favourable position of its external counsel considering the loss to be remote, understands that the request is unfounded, given that the agreement was fully complied with, as it will be proved during the Proceeding.

The parties will have the opportunity to request documents from each other and file the due replies before the preliminary hearing, which is scheduled to occur between June 9 to 13, 2014.

d)       Appraisal of the net assets of the Association between CBD and Casas Bahia (“CB”)

The Company conducted internal procedures to evaluate any eventual rights rising from net assets contributed by the parties in the moment of acquisition of NCB by the Company, as well as, any fact that resulted in a right against the another party, as indemnization after the business combination date. The work performed was concluded in October 2013, thereby allowing the Management to conduct negotiations to finalize discussions between the parties.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

d)       Appraisal of the net assets of the Association between CBD and Casas Bahia (“CB”) – Continued

After detailed analysis conducted by Management on all corporate, legal and economic aspects, the Company, CB and Via Varejo signed a Private Transaction Agreement that determined the irrevocable settlement of the matters related to those procedures. As a result Via Varejo and the Company recognized in the 2013 income statement the effects of the issues included into External consultants reports (note 30); additionaly Via Varejo received indemnifications from CB amounting R$85,000, comprising R$27,700 related to accounts receivable recorded by Via Varejo and R$57,300 related to receivables considered as contingent until then and, therefore, not recorded. It was also wrote off receivables considered as not refundable by the parties totaling R$54,667 and recognized other impacts by the Company of R$8,307. Consequently, there will be no additional accounting adjustments in relation to this matter and the amounts receivable from CB of R$134,111 (note 13) on December 31, 2013 are expressly considered as refundable in the association agreement.

        e)   Performance Commitment Agreement

Via Varejo, the Company, CB (“Casas Bahia”) and the Brazilian antitrust agency ("CADE") entered into the Performance Commitment Agreement ("TCD"), for the approval of the Association Agreement between the Company and CB  dated December 4, 2009, and amended at July 1, 2010, which aims to establish actions that:

(i)   prevent the unification of operations involving substantial elimination of competition;

(ii)  ensure conditions for the existence of effective competition in the markets affected by the transaction;

(iii)   ensure conditions for fast and efficient entry of competitors in these markets;

(iv)   ensure that the benefits of the association are distributed fairly among the participants on the one hand, and final consumers, on the other, in those specific markets.

In order to fulfill the objectives of the TCD, Via Varejo and its shareholders have a primary obligation to sell 74 stores, located in 54 cities distributed in six States and the Federal District, which together represent approximately 3% of consolidated gross sales of Via Varejo at December 31, 2013 (3% at December 31, 2012). At December 31, 2013, a total of 35 stores had been sold .

Until the authorization date of these financial statements, the precedent conditions set forth in the agreement defined at the TCD have not been approved by CADE and may impact the sale of the remaining stores.  At December 31, 2013, a provision of R$30,435 for the remaining 39 stores to besold was recorded, which covers their fixed assets and the penalty that may be imposed to the Company by CADE if they are not sold.

CADE has inspected the obligations of the TCD, being the Company subject to present data and information that the authority considers necessary.

f)     Acquisition of interest in Nova Pontocom

On October 17, 2013, the subsidiary Via Varejo sold 6.20% of Nova Pontocom’s capital stock to the parent company CBD, thus, changing Via Varejo’s interest from 52.10% to 43.90%. The amount paid by CBD to Via Varejo was R$80,000, paid in cash, which effects were eliminated in the consolidated financial statements.

In addition, CBD bought 1.95% interest in Nova Pontocom held by noncontrolling shareholders for R$25,294, being R$7,330 offsetting balances due by noncontrolling shareholders and the remaining in cash. After the transaction, the Company owns 47.21% of direct interest plus 23.88% indirectly.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

f)     Acquisition of interest in Nova Pontocom – Continued

The aforementioned transactions were classified as “capital transaction” and their effects were recorded directly in equity attributable to owners of the parent, in the total amount of (R$73,265), and under non-controlling interest, in the amount of R$23,617.

On this same date, a new shareholders’ agreement of Nova Pontocom was signed, which stablished new corporate governance rules.

g)   Bartira transaction

Until October 31, 2013, the subsidiary Via Varejo held a 25% direct interest in Bartira, a joint operation (as defined by IFRS 11),  with Casas Bahia,  (remaining 75%) through an Association Agreement which established the joint control over this entity’s operating activities. The Company had recorded the interest on Bartira using the proportional consolidation method. In the Company’s financial statements,  the Company consolidated proportionally each asset, liability, revenues and expenses related in the financial statements of the joint operation. The financial statements of Bartira were prepared for the same period and under the same accounting policies adopted by the Company.

As per the Association Agreement,, the subsidiary Via Varejo exercised its option to acquire the remaining 75% of interest in Bartira, as described in Note 15 (b).

The main lines of Bartira’s condensed financial statements are shown below for 2012 and until October 31, 2013, date when Bartira’s classification changed from joint operation to subsidiary.

	10.31.2013	12.31.2012

	100%	100%

Income:
Net sales and/or services	450,919	464,048
Profit (losses) before income and social contribution taxes	(40,828)	5,516
Net (loss) income	(30,987)	68

Current assets	79,525	157,196
Noncurrent assets	92,465	73,244
Total assets	171,990	230,440

Current liabilities	91,097	111,500
Noncurrent liabilities	9,451	16,440
Shareholders’ equity	71,442	102,500
Total liabilities and Shareholders’ Equity	171,990	230,440

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

2.       Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the “International Accounting Standards Board (“IASB”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The consolidated financial statements are presented in Brazilian Reais, which is the functional and reporting currency of the Company and its subsidiaries.

The consolidated financial statements for the year ended December 31, 2013 were approved by the Board of Directors at April 24, 2014.

Management reclassified the balances of receivables from commercial agreements with suppliers (bonuses), whose contract allows for compensation of the receivables with the balance to be paid to their suppliers. This change aims to present such receivables consistently with its realization. The following balances at December 31, 2012 and January 1, 2012, were reclassified:

	Previously reported balance	Commercial agreements reclassification	Restated balance

Balance at 2012
Assets:
Accounts receivable	3,208,963	(562,884)	2,646,079
Liabilities:
Suppliers	6,803,240	(562,884)	6,240,356

	Previously reported balance	Commercial agreements reclassification	Restated balance

Balance at January 1, 2012
Assets:
Accounts receivable	5,437,500	(325,558)	5,111,942
Liabilities:
Suppliers	6,278,757	(325,558)	5,953,199

The impact in the cash flow statement is limited to a reclassification between lines of the operating activities.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation

a)   Interest in subsidiaries, associated companies and joint operations:

	Investment interest - %
	2013		2012
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercados Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA Malls”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	52.41
Via Varejo S.A.	43.35	-	52.41	-
Indústria de Móveis Bartira Ltda. (“Bartira”)		43.35	-	-
Globex Administração e Serviços Ltda. (“GAS”)	-	43.35	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	-	-	52.41
Ponto Frio Adm. e Importação de Bens Ltda.	-	43.34	-	52.41
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	43.35	-	52.41
Globex Adm. Consórcio Ltda.	-	43.35	-	52.41
PontoCred Negócio de Varejo Ltda.	-	43.35	-	52.41
Nova Extra Eletro Comercial Ltda.	0.10	43.31	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	47.21	23.88	39.05	31.11
E-Hub Consult. Particip. e Com. S.A.	-	71.09	-	70.16
Nova Experiência Pontocom S.A.	-	71.09	-	70.16
Sabara S.A	-	43.35	-	52.41
Casa Bahia Contact Center Ltda.	-	43.35	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	-	-	52.41

Associated companies
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	41.93	-	43.22
Dunnhumby Brasil Cons. Ltda.	-	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	26.21
FIC Promotora de Vendas Ltda.	-	41.93	-	43.22

Joint operation
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	-	-	13.10

All interests were calculated considering the percentages held by the GPA or its subsidiaries. The consolidation not necessarily reflects these percentages, as some companies have shareholders’ agreement in which the Company has control and therefore allows the full consolidation, which is the case of Novasoc, discussed below.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation – Continued

b)   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly.

Subsidiaries are all entities over which the Company has the control. The Company controls an entity when it is exposed, or has rights to variable returns as a result of its involvement with the investee and when the returns of the investor due to their involvement has the potential to vary as a result of the performance of the investee. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control and they are excluded from consolidation, when applicable, considering the date in which control ceases.

The financial statements of the subsidiaries are prepared on the same reporting date as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are fully eliminated in consolidation..

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The main subsidiaries included in the consolidation and the Company’s interests comprise:

(i)    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares units, Novasoc is included in the consolidated financial statements, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the allocation of its profit does not require to be proportional to the interest held in the company, or, 99.98%.

(ii)   Via Varejo

The Company holds 43.35% of Via Varejo’s total shares and holds 62.3% of Via Varejo’s voting shares, giving the control of this subsidiary and consolidating fully its financial statements. Via Varejo sells home applicances products, under the trade names “Pontofrio” and “Casas Bahia”. See Note 14 (a) (ii).

At the Extraordinary Shareholders’ Meeting on January 2, 2013, the merger of the subsidiary NCB into its parent company Via Varejo was approved. With this merger, there no no impact on the consolidated financial statements.

The merger of NCB into Via Varejo aims to streamline the organizational and corporate structure of the entities, thus, providing a reduction of administrative and operating expenditures.

(iii)  Sendas

The Company holds 100.00% of the capital of Sendas, which operates in the Food retail   segment, mainly in the State of Rio de Janeiro.

(iv)  GPA Malls

GPA Malls manages and operates the Company’s real estate assets.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation – Continued

b)   Subsidiaries - Continued

(v)   Nova Pontocom

As described in Note 1 (f), on October 17, 2013, the Company increased its direct l investment in  Nova Pontocom, an e-commerce company that sells products of any type to final customers through the websites: www.extra.com.br, www.pontofrio.com.br, www.casasbahia.com.br, www.barateiro.com.br and www.partiuviagens.com.br.

c)   Associated Companies - BINV and FIC

Associated Companies are entities over which the Company has significant influence, but not control, over their activities. The investment is initially recognized at cost or fair value, according to each case, and results are recognized using the equity method.

The income statement reflects the Company´s interest of the in the results of operations of the entity. Changes recognized directly in the equity of the associated company are recognized by the Company as its interest in those changes and discloses it in the statement of changes in equity, as appropriate.

Gains and losses resulting from transactions between the Company and its associated companiesare eliminated according to the Company´s interest in the associated company.

The financial statements of the associates are prepared using the same reporting date as the Company and when necessary, adjustments are made to reflect consistency with  the Company´s accounting policies.

After applying the equity method, the Company determines whether it is necessary to recognize an impairment loss related to the Company’s investment in associated companies. On each reporting date, the Company determines whether there is any evidence that its investments in associated companies will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment’s recoverable amount and its carrying amount and records this loss in the income statement for the year.

The Company’s investments in its associated companies FIC and BINV, both entities who finance sales directly to GPA and Via Varejo customers, result from an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo. These investments are accounted for under the equity method because these are entities over which the Company exercises significant influence, but not control, since the operation and financial decisions of FIC and BINV   reside with Itaú Unibanco. BINV is a non-operational entity.

The Company has significant influence in operating decisions of FIC through the Board of Directors of this entity.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation – Continued

c)   Associated Companies - BINV and FIC - Continued

FIC’s summarized financial statements are as follows:

	2013	2012

Income statement:
Revenues	895,101	897,814
Operating income	157,764	66,671
Net income	87,939	39,268

Current assets	3,521,684	3,384,723
Noncurrent assets	32,209	43,171
Total assets	3,553,893	3,427,894

Current liabilities	2,826,367	2,768,570
Noncurrent liabilities	23,192	18,710
Shareholder’s Equity	704,434	640,614
Total liabilities and Shareholder’s Equity	3,553,893	3,427,894

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

4.     Significant accounting policies

a)     Financial instruments

Financial instruments are recognized on the trade date and recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement occurs at the end of each reporting period according to the rules established for each category of financial assets and liabilities.

Note 20 include an analysis of the fair value of the financial instruments and provides additional details on their measurement.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of IAS 39 are classified according the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value, and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company include cash and cash equivalents, trade accounts receivable, related-party receivables, restricted deposits for legal proceedings and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

a)     Financial instruments – Continued

(i)      Financial assets – Continued

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the income statement for the year as financel income or expense, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or expense, when incurred; and

•          Held-to-maturity financial assets and liabilities: represent financial assets and liabilities that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense ofit or loss for the year using the effective interest rate method.

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired; or

•          The Company has transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an onlending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into an onlending agreement, and has neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment of financial assets

At the end of the reporting periods, the Company assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assetsthat can be reliably estimated.The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

a)     Financial instruments – Continued

(i)      Financial assets – Continued

Specifically in relation to financial assets held to maturity, the Company, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, Should the Company determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company classifies it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement, Interest revenue is recorded in the financial statements as part of finance income, In the case of loans or investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement, If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as loans, borrowings or derivative financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

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

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

a)     Financial instruments – Continued

(ii)    Financial liabilities – Continued

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

b)    Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to the Real according to the market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as financial income or expense.

c)    Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

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

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

c)    Hedge accounting - Continued

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

•       If the hedge item is derecognized, the unamortized fair value is immediately recognized      in profit or loss; and

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI x Yen, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

d)    Cash and cash equivalents

       Cash and cash equivalents consist of cash, bank  accounts and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

e)    Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet at their nominal sales amounts less an allowance for doubtful accounts, which is recorded based on historical loss experience and  risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivables refers to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM.The EIM amortization is included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

At the end of each reporting period, the Company assesses if the financial assets or group of financial assets are impaired.

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, therefore, written off definitely after 180 days past due.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

f)     Inventories

       Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

g)    Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in income insofar as the corresponding inventories are sold, and include purchase volume agreement, logistics services and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus (note 2).

h)     Present value adjustment of assets and liabilities

       Current monetary assets and liabilities, when relevant, and long-term assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

       Interest rates embedded in revenue, expenses and costs associated with said assets and liabilities are adjusted for appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, against the financial result.

i)      Impairment of non-financial assets

Impairment testing is designedso that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company.

The Company tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

i)      Impairment of non-financial assets – Continued

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed.

j)      Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any.This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.43%
Data processing equipment	20.14%
Software	12.78%
Facilities	8.04%
Furniture and fixtures	9.92%
Vehicles	23.81%
Machinery and equipment	9.30%
Decoration	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any aventual gains or losses arising from the write off of the assets are included in profit or loss for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2013 with no significant changes.

k)     Capitalization of interest

Interest on loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

l)      Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

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

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the income statement in the year when the asset is derecognized.

m)    Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by entity, according to the related accounting standard.

n)     Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

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

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

n)     Leases  - Continued

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuildings also follow the some rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on straight-line basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

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

o)    Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company’s policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the percentages and amounts involved in lawsuits in progress.

p)    Dividend distribution

       Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

q)    Deferred Revenue

The Company records deferred revenue related to amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service rendered in the sale of these warranties jointly with the business partners.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

r)     Equity

       Common and preferred shares are classified as equity.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital reserves.

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

Where an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (See Note 32).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

t)     Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator: profit for the year; and

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

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage. Specifically in these cases, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies, The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company's action as  agent in insurance extended warranty, financial protection insurance, personal accident insurance, sales agent in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company’s business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset, Interest income is included under financial services, composing the Company's gross profit in the income statement.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

u)     Determination of net income – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA Malls at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA Malls. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred.

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from vendors, changes in inventories and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements signed with them.

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

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

u)     Determination of net income – Continued

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sade during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

v)     Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Defered income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses,

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized,

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

v)     Taxation – Continued

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

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

w)    Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date, Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, If this payment is lower than the fair value of the acquiree’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

w)    Business combinations and goodwill - Continued

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment level that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

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

y)     Customer loyalty programs

       These are used by the Company to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company grants them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company estimates the fair value of the points granted according to the “Programa Mais” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations,the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) in products.

The Company recognizes the points initially granted and the reversal of points expired under net sales.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

5.    Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective

Adoption of new standards, amendments and interpretations of pronouncements issued by the IASB

The following new standards, changes and interpretations of pronouncements, applicable to the Company were issued by the IASB and will enter into effect as of January 1, 2013.

•       IFRS 10: Consolidated Financial Statements –  IFRS 10 replaced SIC 12 and IAS 27 and includes a new definition of control that applies to the financial statements when one entity controls one or more entities. The Company evaluated if the conclusion on the consolidation of its subsidiaries under IFRS 10 is different from the one adopted by the Company on January 1, 2012 and December 31, 2012, pursuant to IAS 27 and SIC 12. The Company concluded that the adoption of IFRS 10 does not change the consolidation of its subsidiaries and, therefore, does not impact the financial statements for the fiscal year ended December 31, 2013.

•       IFRS 11: Joint Arrangements – IFRS 11 replaced SIC 13 and IAS 31 and applies to the jointly controlled businesses and contracts. In accordance with this standard, businesses and contracts controlled jointly with other shareholders are classified as joint arrangements. The accounting treatment will depend on the classification of the joint arrangements and may be recognized under the equity method (joint ventures) or through the consolidation of its interest in the assets, liabilities, revenue and expenses contributed to the joint operation (joint operation). The Company evaluated if the conclusion on the accounting treatment of its joint arrangements under IFRS 11 is different from the one adopted by the Company on January 1, 2012 and December 31, 2012, pursuant to IAS 31 and SIC 13. Under IRFS 11, joint arrangements recognition follows the same accounting treatment adopted for the consolidated financial statements for the fiscal year ended December 31, 2012. The adoption of IFRS 11 has no impact on the financial statements for the fiscal year ended December 31, 2013.

•       IFRS 12: Disclosure of Interests in Other Entities – IFRS 12 deals with the disclosure of interests in other entities, whose purpose is to inform users of the risks, nature and effects of these interests on the financial statements. The disclosures requirements are implemented.

•       IFRS 13: Fair Value Measurement – IFRS 13 applies when other IFRS pronouncements require or permit fair value measurements or disclosures (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The disclosures requirements are implemented.

There are no other standards and interpretations issued and in effect that have a significant impact on the profit/loss or equity disclosed by the Company.

Standards issued but not yet effective

The Company has not adopted the following new and revised IFRSs that have been issued and are not yet in effect:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

5.    Adoption of new standards, amendments and interpretations to existing standards issued by the IASB and standards issued but not yet effective - Continued

•       IFRS 9 – Financial Instruments - Classification and Measurement – introduces new requirements for the classification and measurement of financial assets and financial liabilities. IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on the way an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of the financial assets. The standard also requires the adoption of only one method to determine asset impairment losses and the recognition of the change in the fair value of financial liabilities attributable to changes in the credit risk of these liabilities under “Other comprehensive income”, pursuant to certain criteria. This standard will be in effect for the fiscal years beginning as of January 1, 2015, and the Company will carry out a detailed review of its financial liabilities recorded at fair value to assess the effects of this adoption.

•       Amendments to IAS 32 – Financial Instruments – Presentation  – it adds guidance on the offset between financial assets and financial liabilities, whose amendments will take effect in the fiscal years beginning on or after January 1, 2014, and the Company does not expect any significant impact as a result of their adoption.

The IASB has issued clarifications and amendments to standards and interpretations of IFRS. Below we describe the main changes, which are not yet effective:

•         Changes to IFRS 10, IFRS 12 and IAS 27 – these define an investment entity and require that the reporting entity classified as an investment entity does not consolidate its subsidiaries, but, instead, measures its subsidiaries at fair value through profit or loss in its separate and consolidated financial statements, in addition to reporting requirements. This change will enter into effect for the fiscal years beginning on or after January 2014 and the Company does not expect any impacts as a result of its adoption.

•      IAS 36 – Impairment of Assets – adds guidance on the disclosure of the recoverable amounts of non-financial assets, whose change will enter into effect for the fiscal years beginning on or after January 2014, and the Company is assessing the impacts its adoption will have on disclosure.

•      IAS 39 – Financial Instruments: Recognition and Measurement – adds guidance clarifying that there is no need to discontinue hedge accounting if the derivative instrument is renewed, provided that certain criteria are met. This change will enter into effect for the fiscal years beginning on or after January 2014 and the Company does not expect any significant impacts as a result of its adoption.

•      IFRIC 21 - Levies – provides guidance on when a liability arising from fees imposed by the government should be recognized, in effect as of January 1, 2014, and the Company is assessing the impacts of its adoption on disclosure.

There are no other standards and interpretations issued and not yet in effect, which, according to Management, may have a significant impact on the financial statements.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future years, In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

a)     Operational lease commitments – Company as a lessee

       We have entered into commercial property leases as part of the operation. We consider  the lease as operational, based on the agreed terms and conditions, when do not retain all the significant risks and rewards of ownership of these properties.

b)    Impairment

According to the method disclosed in note 4 (i), the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2013, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipments, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generanting Units – UGC (stores), The steps of the test were as follows:

•         Step 1: compared the carrying amount of CGUs with a multiple of sales (15% to 30%), representing transactions between Food Retail companies, For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepare the discounted cash flow of CGU, using sales growth between 6.6%  and 6.7% until the 5th year, and growth above inflation for the 6th year onwards, The discount rate used was 10.8%.

For the purposes of impairment test, goodwill acquired through business combinations and licenses with indefinite life was allocated to 4 cash generating units, which are also operating segments that disclose financial information, being Food Retail, Home Appliances, Cash and Carry and E-commerce.

Segments’ recoverable value is calculated using the value in use based on estimated cash flows approved by senior management for the following three years. The discount rate before income tax on cash flow projections is 10.8% (10.8% on December 31, 2012), and the cash flows exceeding three years are extrapolated using a growth rate of 6.5% (6.7% on December 31, 2012). Based on this analysis, a provision for impairment was not necessary.

The “Cash and Carry” refers to “ASSAI”, and the “home appliance” refers to brands “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions – Continued

b)    Impairment - Continued

The amount was tested for impairment based on the income approach methodology - relief from royalty, which consists of determining the asset value by measuring the fair value of future benefits. Given the brand’s indefinite useful life, we considered a perpetuity growth rate of 6.5% during the preparation of the discounted cash flow. The royalty rate used was 0.4% for “ASSAI” brand, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

c)     Income taxes

Given the nature and complexity of the Company’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future tax impacts to already recorded tax revenue and expenses. The Company records provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority, Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax loss loss carryforwards to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

       The Company had tax loss carryforwards amounting to a net tax benefit of R$793,633 recorded at December 31, 2013 (R$796,771 at December 31, 2012). These tax loss carryforwards do not expire; however, their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries and consider its balances recoverable.

Further details on taxes are disclosed in Note 22.

d)    Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement, which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

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

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions - Continued

d)    Fair value of derivatives and other financial instruments  - Continued

e)     Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in Note 27 (f).

f)    Provision for risks (lawsuits)

The Company is party to several judicial and administrative proceedings see note n° 24. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the external legal counsel’s opinion.

g)    Provision for losses on accounts receivable

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio, as well as, other economic circumstances.

h)    Tax recoverable

The Company and its subsidiaries have recoverable tax credits related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The estimate of future recoverability of these tax credits is made based on the projections prepared by Management, operational issues and the consumption of the credits by the companies in GPA. Further details on recoverable tax credits and utilization are disclosed on Note 12.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

7.   Cash and cash equivalents

	Rate (a)	2013	2012

Cash on hand and bank accounts		343,114	490,616

Financial investments:
Itaú BBA	100.9%	778,881	1,430,672
Itaú – Delta Fund	101.6%	181,384	1,831,692
Banco do Brasil	100.8%	1,425,957	1,376,813
Bradesco	101.0%	2,051,130	1,496,352
Santander	102.0%	995,568	62,692
CEF	101.0%	732,424	4,104
Votorantim	102.3%	439,082	5,850
Safra	101.7%	645,197	337,682
Credit Agricole	102.4%	362,996	-
BNP	101.1%	279,469	-
Other	(b)	131,974	49,778
		8,367,176	7,086,251

(a)     Financial investments at December 31, 2013 and 2012 earn interest at the Interbank Deposit Certificate (“CDI”) and are redeemable in terms of less than 90 days.

(b)     Refer to automatic bank account investments at the end of each month.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

8.     Trade accounts receivable

	2013	2012	01.01.2012

Credit card companies (a)	276,262	421,384	454,648
Sales vouchers	148,101	181,253	176,917
Consumer finance - CDCI (b)	2,249,407	2,078,439	1,937,410
Credit sales with post-dated checks	3,018	4,004	4,010
Accounts receivable from wholesale customers	18,394	30,016	49,106
Private label credit card	13,539	22,360	19,214
Account receivable FIDCs	-	-	2,558,726
Accounts receivable from related parties (Note 13 a)	-	-	-
Present value adjustment (c)	(7,264)	(5,488)	(10,823)
Allowance for doubtful accounts (d)	(228,733)	(189,492)	(210,970)
Accounts receivable from suppliers	18,205	8,663	121,840
Other	24,737	94,940	11,864
Current	2,515,666	2,646,079	5,111,942

Consumer finance – CDCI (b)	125,219	117,487	117,783
Allowance for doubtful accounts (d)	(10,320)	(8,988)	(6,998)
Noncurrent	114,899	108,499	110,785

	2,630,565	2,754,578	5,222,727

(a)    Credit card companies

The Company and subsidiaries sell credit card receivables to banks or credit card companies without recourse or obligation related in order to strengthen their working capital.

In view of the restructuring of receivables funds previously used for credit assignment of accounts receivable with credit cards, which are described in Note 9, in the year ended December 31, 2013, the Company and its subsidiaries sold its receivables from credit card issuers in the amount of R$29,698,080 (R$27,090,485 at December 31, 2012) to operators or banks directly, without any right of recourse or obligation related. The financial result impact of this transaction is included in note 31.

(b)    Consumer finance– CDCI – Via Varejo

It refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most utilized term is substantially less than 12 months.

Via Varejo maintains agreements with financial institutions where it is referred to as the intervening party of these operations (see Note 19).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable - Continued

 (c)   Adjustment to present value

The discount rate used by the subsidiary Via Varejo, operations tradename "Casas Bahia" considers current market valuations of the time value of money and the asset's specific risks. Credit sales with the same cash value were recorded at their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies, In the year ended December 31, 2013 these rates averaged 0.72% per month (0.72% per month at December 31, 2012).

        (d)    Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	2013	2012

At the beginning of the year	(198,480)	(217,968)
Allowance recorded	(475,857)	(324,462)
Allowance write-off	435,284	343,950
At the end of the year	(239,053)	(198,480)

Current	(228,733)	(189,492)
Noncurrent	(10,320)	(8,988)

Below, the breakdown of consolidated accounts receivable by gross amount and maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

2013	2,869,618	2,565,483	162,755	56,635	36,265	48,480
2012	2,953,058	2,775,925	91,796	32,820	21,823	30,694

9.    Receivables securitization fund

Due to changes in its policy of sales of receivables, the Company negotiated changes to its receivables funds.

Accordingly, as GPA does not hold any interest in the current Multicredit FIDC and is not obliged to absorb any of the estimated risks of the fund assets, the Fund was excluded from consolidation on December 26, 2012.

a)   PAFIDC: There was a change in the bylaw of PAFIDC approved at the Quotaholders’ Meeting of December 21, 2012, in which the Company no longer has interest or obligation to the Fund, The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated at December 26, 2012.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

9.    Receivables securitization fund - Continued

b)   Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed at December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and at December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas that had been completely redeemed, thus completing the process of liquidation of the Fund during the first quarter of 2013.

With this restructuring the Company and Via Varejo began carrying out the receivables sales, as described in Note 8 (a).

10.   Other accounts receivable

	2013	2012

Accounts receivable related to sale of fixed assets	55,320	78,821
Expenses reimbursements (b)	20,556	51,939
Advances rentals	41,616	10,396
Amounts to be reimbursed	106,269	93,100
Accounts receivable – Audax	13,028	-
Trade accounts receivable from services	2,366	5,127
Rental receivable	22,346	17,630
Accounts receivable - Paes Mendonça (a)	514,615	484,008
Rede Duque (note 15)	49,255	-
Other	31,931	26,849
	857,302	767,870

Current	227,367	211,473
Noncurrent	629,935	556,397

 (a)   Accounts receivable - Paes Mendonça.

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Xantocarpa, Novasoc and Sendas, Pursuant to contractual provisions, these accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa, The maturity of the accounts receivable is linked to the lease agreements, which expire in 2014, and were recorded as non current, due to the possibility of conversion of of these receiveables into intangible rights in the leased  stores (“fundo de comércio”).

(b)  Expenses reimbursements from suppliers

Derive from the compliance with purchase volume, price protection, and as part of agreements defining the supplier’s participation in marketing and advertising expenses.

At June 30, 2013, Via Varejo changed the negotiation with suppliers of goods and services so that the settlement of these amounts occurs by reducing the balance payable. Thus, the receivable of R$58,508 was classified at December 31, 2013 under suppliers account. This new classification does not change the balances as at December 31, 2012, once the new agreements were entered and signed in 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories

	2013	2012

Stores	3,597,410	2,890,345
Distribution centers	2,914,980	3,021,882
Inventories in construction (c)	172,280	172,280
Bonus in inventories (a)	(78,830)	(99,453)
Provision for obsolescence/losses and breakage (b)	(52,016)	(53,126)
	6,553,824	5,931,928

Current	6,381,544	5,759,648
Noncurrent	172,280	172,280

(a)     Bonuses in inventories

The Company records bonuses received from suppliers in the profit or loss as the inventories that gave rise to the bonuses are realized.

(b)      Provision for obsolescence/losses and breakage

	2013	2012

At the beginning of the year	(53,126)	(75,809)
Additions	(64,898)	(59,311)
Write-offs	66,008	81,994
At the end of the year	(52,016)	(53,126)

(c)     Inventories in construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions

Barter revenue refers to the transaction whereby GPA Malls gave lands in exchange of the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda. Barter revenue corresponds to the fair value of the land exchanged, net of its carrying amount. The apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. For the Figue project the delivery will occur 29 months from April 4, 2012 and for Classic e Carpe Diem (Bosque Maia Project) the delivery will occur between 36 and 48 months from November 11, 2012. The sales deferred revenue and the accounts receivables are recognized on a net basis as deferred revenue (note 26) and when the delivery of the property, the net gain from this transaction will be recognized in the income statement, taking into account the balance of inventory.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

12.  Recoverable taxes

	2013	2012
Current
State value-added tax on sales and services – ICMS recoverable (a)	769,086	686,554
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	20,242	34,741
Income tax on Financial investments	50,864	70,157
Income and Social Contribution taxes	31,031	47,842
Social Security Contribution - INSS	30,796	29,338
Other	5,964	2,389
Total current	907,983	871,021

Noncurrent
ICMS recoverable (a)	1,088,787	1,000,076
PIS/COFINS recoverable	254,228	150,713
Social Security Contribution- INSS	86,006	80,853
Total noncurrent	1,429,021	1,231,642

	2,337,004	2,102,663

(a)     The ICMS realization is estimated to occur as follows:

Up to one year (*)	769,086
2015	438,035
2016	280,797
2017	294,104
2018	28,861
2019	29,809
2020	17,181
1,857,873

            (*) The realization projection does not consider new credits that will be generated.

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system (ICMS-ST). This system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company maintains Distribution Centers strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (by force of tax replacement) already prepaid by suppliers or the Company, and then, goods are sent to locations in other States. Such interstate shipment remittance entitles the Company to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the Company, which occurs in periods after these are generated.

The tax credit to be refunded by the Company has grown, in accordance with the number of items sold in our stores subject to the tax substitution system.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes – Continued

The Company has been realizing these credits with authorization for immediate offset with those credits due in view of its operations, for having obtained the Special Regime and also for complying with other procedures contained in the state rulings.

Referring to the credits which still cannot be offset immediately, the Company’s Management based on a technical feasibility study, based on the growth future expectation and offset against debts deriving from its operations, understands its future offset is probable. These studies were prepared based on information extracted from strategically planning report previously approved by the Company’s Board of Directors.

13.  Related parties

a)     Sales, purchases of goods, services and other operations

	2013	2012
Suppliers
Associated Companies:
FIC	12,897	13,673
Dunnhumby (xv)	-	20
Joint operation:
Indústria de Móveis Bartira Ltda. (x)	-	62,487
Other related parties:
Grupo Diniz (iii)(*)	1,811	1,858
Globalbev Bebidas e Alimentos (*)	285	3,949
Globalfruit (*)	44	759
BMS Import	-	1,976
Bravo Café (*)	225	213
Fazenda da Toca Ltda. (xi) (*)	205	560
Sykué Geração Energia (vii) (*)	-	341
Indigo Distribuidora	406	381
	15,873	86,217
Purchases
Joint operation:
Indústria de Móveis Bartira Ltda. (x)	438,284	449,392
Other related parties:
Globalbev Bebidas e Alimentos (*)	7,840	17,465
Globalfruit (*)	4,298	3,289
Bravo Café (*)	1,224	1,615
Sykué Geração de Energia (vii) (*)	21,249	24,563
Fazenda da Toca Ltda. (xi) (*)	5,617	6,958
BMS Import.	-	1,369
Indigo Distribuidora	3,374	3,352
	481,886	508,003

 (*) Balances were presented until the date of settlement as per note 1 (a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	2013	2012
Assets
Controlling shareholder:
Casino (i)	3,404	6,258
Other related parties:
Casa Bahia Comercial Ltda. (v)	134,112	103,236
Management of Nova Pontocom (vi)	34,307	37,082
Audax SP (ix)	-	22,335
Audax RJ (ix)	-	6,957
Rede Duque (xiv)	158	472
Instituto Grupo Pão de Açúcar	-	3
Other	855	2,077
	172,836	178,420
Liabilities
Associated companies:
FIC (iv)	9,012	1,742
Joint operation:
Indústria de Móveis Bartira Ltda. (x)	-	62,439
Other related parties:
Casa Bahia Comercial Ltda (v)	23,609	-
Fundo Península (ii)	-	16,218
	32,621	80,399

	2013	2012
Revenues (Expenses)
Controlling shareholder:
Casino (i)	(12,056)	(5,511)
Wilkes Participações (xii)	(2,124)	(2,803)
Associates:
FIC (iv)	15,482	19,272
Dunnhumby (xv)	(585)	(807)
Joint operation:
Indústria de Móveis Bartira Ltda. (x)	-	(139)
Other related parties:
Fundo Península (ii) (*)	(112,377)	(156,707)
Grupo Diniz(iii) (*)	(14,878)	(18,974)
Sykué Consultoria em Energia Ltda. (viii) (*)	(1,019)	(2,120)
Casa Bahia Comercial Ltda. (v)	(223,917)	(152,033)
Management of Nova Pontocom (vi)	3,054	2,873
Axialent Consultoria (xiii) (*)	(4)	(2,394)
Habile Segurança e Vigilância Ltda.	(7,324)	(30,117)
Pão de Açúcar S.A. Indústria e Comércio (xvi) (*)	(516)	(8,400)
Audax SP (ix)	(11,754)	(13,172)
Audax RJ (ix)	(7,790)	(13,834)
Instituto Grupo Pão de Açúcar	(7,902)	(7,833)
	(383,710)	(392,699)

(*) Balances were presented until the date of settlement as per note 1 (a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

a)     Sales, purchases of goods, services and other operations – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

(i)              Casino:  Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$1,818 thousand. This agreement was approved by the Extraordinary Shareholders’ Meeting held on August 16, 2005.

(ii)             Fundo Península: 60 real estate lease agreements with the Company, 1 property with Novasoc and 1 property with Barcelona. Due to the agreement described in note 1 (a), since September 2013, Fundo Peninsula is no longer considered as a related party since September 2013.

(iii)            Grupo Diniz: lease of 15 properties to the Company and 2 properties to Sendas. Due to the agreement described in note 1a, since September 2013, Grupo Diniz is no longer considered as a related party since September 2013.

(iv)            FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(v)             Casa Bahia Comercial Ltda,: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain contingencies recognized that may be payable by Via Varejo as of June 30, 2010 (see x).

Additionally, besides Via Varejo and its joint operation, until October 31, 2013 – Bartira, CB has lease contracts of 314 properties between distribution centers, commercial buildings and administrative requirements under specific conditions with management of CB.

(vi)            Management of Nova Pontocom: in November 2010, within the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s Management an updated loan amounting to R$ 10,222 at December 31, 2013 and entered into a swap agreement in the updated amount of R$24,085 at December 31, 2013, both maturing on January 8, 2018.

(vii)         Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units. Due to the agreement described in Note 1 (a), Sykué Geração de Energia is no longer considered a related party since September 2013.

(viii)          Sykué Consultoria em Energia Ltda,: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEE and ONS. Sykué Consultoria em Energia is no longer considered a related party since September 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

a)      Sales, purchases of goods, services and other operations – Continued

(ix)            Audax: loans to the football clubs Audax SP and Audax RJ, in addition to the financial support in training professional athletes, GPA and third parties signed on September 14, 2013 a binding agreement to transfer definitively the maintenance and management of AUDAX SP and AUDAX RJ. The agreement contained for certain conditions precedents, which were met, and the definitive agreements were signed in November, 2013. The remaining balance was reclassified to "Other receivables", as shown in note 10.

(x)             Indústria de Móveis Bartira Ltda: amounts arising from infrastructure expenses and the purchase and sale of goods.

(xi)            Fazenda da Toca Ltda: contract for the supply of organic eggs, conventional oranges and organic juices, etc. Due to the agreement described in Note 1 (a), Fazenda da Toca is no longer considered a related party since September 2013.

(xii)           Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

(xiii)          Axialent Consultoria: human resources advisory service agreement. Due to the agreement described in Note 1 (a), Axialent is no longer considered a related party since September 2013.

(xiv)          Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

(xv)           Dunnhumby: information management service agreement. As of July 2013, the Company no longer holds 2% interest in Dunnhumby, negotiating an operational agreement

(xvi)          Pão de Açúcar S.A. Indústria e Comércio: temporary equipment assignment agreement. Due to the agreement described in Note 1 (a), Pão de Açúcar S.A Indústria e Comércio is no longer considered a related party since September 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

b)    Management and Fiscal Council’s compensation

The expenses related to the compensation of senior management (executive/statutory officers appointed pursuant to the Bylaws andthe Board of Directors) and the Fiscal Council, recorded in the Company profit or loss for the years ended December 31, 2013, 2012 and 2011, were as follows:

In relation to total compensation at December 31, 2013
	Remuneration	Variable Remuneration	Stock Option Plan	Total	% expense share basis payment

Board of Directors (*)	6,569	-	-	6,569
Board of Executive Officers	18,615	19,014	11,373	49,002
Fiscal Council	504	-	-	504
	25,688	19,014	11,373	56,075	20.3%

In relation to total compensation at December 31, 2012
	Remuneration	Variable Remuneration	Stock Option Plan	Total	% expense share basis payment

Board of Directors (*)	7,924	-	-	7,924
Board of Executive Officers	17,002	23,051	20,662	60,715
Fiscal Council	486	-	-	486
	25,412	23,051	20,662	69,125	29.9%

In relation to total compensation at December 31, 2011
	Remuneration	Variable Remuneration	Stock Option Plan	Total	% expense share basis payment

Board of Directors (*)	7,836	-	-	7,836
Board of Executive Officers	19,176	25,610	16,643	61,429
Fiscal Council	504	-	-	504
	27,516	25,610	16,643	69,769	23.9%

(*) Remuneration according to the number of attendance in the meeting.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)     Breakdown of investments

	FIC	BINV	Bartira (i)	Other	Total
Balances at 01.01.2012	233,068	19,722	86,872	460	340,122
Additions	-	-	-	4	4
Share of protif in associate	10,245	575	-	(1)	10,819
Dividends receivable	(11,473)	(1,553)	-	-	(13,026)
Gain on equity interest	24,510	-	-	-	24,510
Balances at 12.31.2012	256,350	18,744	86,872	463	362,429
Share of protif in associate	46,594	716	-	-	47,310
Dividends receivable	(13,139)	(200)	-	-	(13,339)
Changes in interest	-	-	(86,872)	-	(86,872)
Balances at 12.31.2013	289,805	19,260	-	463	309,528

(i)    Fair value of investment held in Bartira

It refers to the measurement of the investment held by Via Varejo of 25% of Bartira’s capital stock at fair value. The asset was recognized at the time of the business combination between CB and the Company.

With the acquisition of Bartira in 2013, this amount was reclassified to goodwill and interest was re-measured, previously held at 25%, also against goodwill, resulting in a gain of R$71,364, as per Note 15(b).

(ii)   Public offering of shares

At December 27, 2013, the Via Varejo’s Secondary Public Offering of Share Certificates or Units (each Unit is composed of one common share and two preferred shares) was concluded. Considering the allotment, a total amount of 123,696,984 Units were offered, with aggregate proceeds totaling R$2,845,030 of which .R$896,803 was received by the Company.

The Company sold a total amount of 38,991,441 Units for R$896,803, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds from such divestment were recorded against equity, as this is a transaction with non-controlling shareholders, less income tax on capital gain, transaction costs and write-off of related investments. The net effect in equity deriving from this transaction was R$199,598.

Also pursuant to Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, since: (i) CB Group (represented by Messrs. Samuel Klein, Michael Klein and Mrs. Eva Lea Klein, and other entities) sold more than 23.64% of their shares representing Via Varejo’s capital stock; and (ii) Via Varejo’s total free float reached a level higher than 20% of total capital. On this present date, CB Group holds 27.31% of shares representing Via Varejo’s capital and its free float reached 29.34% of total, Klein family went below the minimum interest level to maintain all its rights at Via Varejo.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments  – Continued

(ii)  Public offering of shares - Continued

Accordingly, CB Group lost some rights, such as: (i) Mr. Michael Klein is no longer the Chairman of Via Varejo’s Board of Directors; (ii) CB Group’s agreement, in previous meeting, with Via Varejo’s vote at the shareholders’ meetings of its subsidiary Nova Pontocom or by members of Nova Pontocom’s Board of Directors, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) GPA’s call option; and (v) CB Group’s call option. In addition, pursuant to Clause 4.1.2 of the Shareholders’ Agreement, as its interest decreased, CB Group now appoints only 2 members for Via Varejo’s Board of Directors.

Transaction costs, totaling R$88,996, net of income tax, were fully paid and assumed by Via Varejo, pursuant to the terms of the Shareholders Agreement, and recorded directly in Shareholders Equity.

15.    Business combinations

a)     Acquisition of Rede Duque

Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver, in exchange for payment based on these gas stations’ results.

At May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

(i)      Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations).

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part of the payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Goodwill resulting from the acquisition

On June 30, 2013, the Company completed the allocation of the purchase price and measurement of goodwill, being permanently recorded by the Company.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations – Continued

a)     Acquisition of Rede Duque - Continued

(i)      Acquisition of the five gas stations - Continued

       As a result of: (i) measurement of total consideration transferred for the acquisition of control of the gas stations; and (ii) measurement of the identifiable assets and liabilities at fair value, the Company recorded goodwill in the amount of R$38,702.

(ii)     Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between the Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments Beginning in 2014.

In November 18, 2013, Rede Duque confirmed the exercise of the call option for the current amount of R$56,952 (R$7,697 present value of the receivables) which was transferred to “Other Accounts Receivable”. Refer to Note 10.

b)    Acquisition of Bartira

Since the association between the Company and CB (November 1, 2010), the Company had a call option of the remaining 75%, to be exercised within three to six years as of the association. Until October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, subsidiary Via Varejo, holding interests of 25% and 75%, respectively.

This option fair value was calculated through the Black & Scholes method, using a volatility of 28% and a risk-free rate of 5.8% p.a., which resulted in a fair value of R$314,456 (R$306,739 on December 31, 2012) on the exercise date. Up to the exercise date, this option was recorded as financial instrument in the consolidated financial statements.

On October 31, 2013, Via Varejo’s Shareholders’ Meeting approved the exercise of option to purchase the remaining interest in Bartira (“Purchase Option”), followed by the submission to CB of the exercise notification on November 1, 2013. The quotas of Bartira’s capital stock were transferred on December 2, 2013. The price paid for the exercise of the purchase option on November 1, 2013 was R$212,273. After the transaction, the subsidiary Via Varejo holds Bartira’s entire capital stock.

As of the date of notification to CB, Via Varejo holds substantive rights on Bartira, and November 1, 2013 was defined as the business combination date.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations – Continued

b)    Acquisition of Bartira - Continued

Prior to the business combination, the subsidiary Via Varejo held a 25% interest in Bartira. The fair value of the previously held interest was measured at fair value on the acquisition date, as defined in IFRS 3 (R), through the discounted cash flow method, and amounted to R$175,676. The fair value of remeasurement of the investment previously held, compared to the book value of the investment, resulted in a gain of R$71,364, recorded in “Other operating expenses and income”.

Thus, the consideration transferred for the execution of the business combination is determined by (i) the exercise price of the call option in the amount of R$212,273 paid in cash; (ii) the fair value of the call options held by the Company prior to the business combination in the amount of R$314,456; and (iii) the remeasurement at fair value of the investment previously held in the amount of R$175,576. Remeasurement of previousloy held interest on Bartira is not taxable.

Below are the fair values of identifiable assets and liabilities acquired from Bartira on the business combination date:

R$ thousand	11.01.2013
Assets
Cash and cash equivalents	980
Inventories	50,925
Deferred income tax	4,142
Other	39,862
Property, plant and equipment	138,516
Intangible assets	82,383
Acquired assets	316,808
Liabilities
Loans and financing	(18,676)
Materials and services	(62,388)
Provision for contingencies	(119,178)
Other	(17,951)
Assumed liabilities	(218,193)
Identifiable net assets	98,615

Consideration transferred	212,273
Fair value of purchase option held	314,457
Fair value of the interest previously held	175,576
Goodwill on acquisition	603,691

For purposes of consolidated cash flow statement, the amount paid must be deducted from the net cash acquired. Thus, the amount recorded will be R$212,273, less 75% of Bartira’s cash equivalent, totaling R$211,538. Goodwill on acquisition is supported by the future profitability of the furniture products sold in Via Varejo´s stores. Bartira is significant to the verticalization of the furniture line, in order to maximize its margin.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations – Continued

b)    Acquisition of Bartira - Continued

Subsequent measurement – provisional allocation of the purchase price.

The acquisition of control over Bartira was recognized using the acquisition method, in compliance with IFRS 3 (R).

In relation to the business combination of Bartira (note 15), contingencies were evaluated at fair value, as required by IFRS 3(R), which differs of IAS 37 used for evaluation of other contingencies. The main issue is related to the possibility of non compliance on preparation of calcularion on social contribution, income tax, PIS, COFINS, IPI and ICMS amounting R$95,310 for Social Contribution, Income Tax, PIS, Cofins, IPI and ICMS.

In compliance with IFRS 3(R), the Company will conclude the data collection and the fair value measurement of net assets acquired on November 1, 2013 in the 12 months as of the date of business combination. The Company does not expect significant changes in the evaluation of intangible assets already identified and net assets acquired.

The sales of Bartira are eliminated agains Cost of sales since sales are 100% to Via Varejo. Remaining impacts on the consolidated income statement as a result of consolidation of Bartira are not significant.

16.    Property and equipment

	2013
	Balance at:						Balance at:
	12.31.2012	Additions	Depreciation	Acquisition of subsidiary(**)	Write-offs	Transfers (*)	12.31.2013

Land	1,264,764	141,565	-	-	(4,929)	10,482	1,411,882
Buildings	2,056,430	42,863	(66,470)	-	116	(16,487)	2,016,452
Leasehold improvements	2,243,860	369,587	(172,877)	113	(12,870)	359,529	2,787,342
Machinery and equipment	1,107,678	376,046	(231,462)	117,522	(45,335)	119,985	1,444,434
Facilities	285,334	55,048	(31,306)	3,105	(153)	13,843	325,871
Furniture and fixtures	494,371	140,312	(63,862)	10,949	(7,577)	(46,683)	527,510
Vehicles	229,790	15,865	(19,795)	597	(46,316)	(13,560)	166,581
Construction in progress	204,631	445,867	-	9,039	(394)	(450,183)	208,960
Other	79,528	36,287	(21,700)	(19,249)	(111)	(7,348)	67,407
	7,966,386	1,623,440	(607,472)	122,076	(117,569)	(30,422)	8,956,439

Financial lease
Equipment	23,220	(3)	(2,906)	-	(11)	(682)	19,618
Hardware	79,256	-	(28,899)	-	(8,106)	1,392	43,643
Facilities	1,045	-	(123)	-	-	12	934
Furniture and fixtures	8,736	-	(1,067)	-	(9)	60	7,720
Vehicles	10,255	-	(57)	-	(7,201)	(1,894)	1,103
Buildings	25,600	-	(1,457)	-	-	-	24,143
	148,112	(3)	(34,509)	-	(15,327)	(1,112)	97,161
Total	8,114,498	1,623,437	(641,981)	122,076	(132,896)	(31,534)	9,053,600

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.  Property and equipment - Continued

	2012
	Balance at:						Balance at:
	01.01.2012	Additions	Depreciation	Acquisition of subsidiary(**)	Write-offs	Transfers (*)	12.31.2012
Land	948,170	97,051	-	-	-	219,543	1,264,764
Buildings	2,115,548	14,184	(65,466)	-	(8,070)	234	2,056,430
Leasehold improvements	1,797,492	255,018	(150,389)	5	6,669	335,065	2,243,860
Machinery and equipment	919,182	280,694	(187,381)	531	(14,030)	108,682	1,107,678
Facilities	265,700	39,405	(36,464)	320	(2,963)	19,336	285,334
Furniture and fixtures	437,406	123,170	(64,966)	34	(9,910)	8,637	494,371
Vehicles	266,871	25,649	(36,109)	29	(41,015)	14,365	229,790
Construction in progress	341,547	567,275	-	83	(391)	(703,883)	204,631
Other	81,309	47,714	(18,455)	-	(307)	(30,733)	79,528
	7,173,225	1,450,160	(559,230)	1,002	(70,017)	(28,754)	7,966,386
Financial lease
Equipment	27,941	-	(3,819)	-	(433)	(469)	23,220
Hardware	105,085	3,177	(30,005)	-	982	17	79,256
Facilities	861	-	(110)	-	(26)	320	1,045
Furniture and fixtures	10,147	-	(1,388)	-	(246)	223	8,736
Vehicles	14,064	-	(102)	-	(3,793)	86	10,255
Buildings	26,927	-	(1,328)	-	-	1	25,600
	185,025	3,177	(36,752)	-	(3,516)	178	148,112
Total	7,358,250	1,453,337	(595,982)	1,002	(73,533)	(28,576)	8,114,498

(*) The column “transfers” is mainly impacted by: (i) the acquisition of intangible assets that remain in progress until capitalization; and (ii) transfer of property and equipment in the amount of R$30,190 relating to the assets of the stores to be sold, see Note 1 (e).

(**) The acquisition of subsidiary is related to the acquisition of subsidiary Bartira, as shown in Note 15 (b).

	2013			2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,411,882	-	1,411,882	1,264,764	-	1,264,764
Buildings	2,921,600	(905,148)	2,016,452	2,906,108	(849,678)	2,056,430
Leasehold improvements	4,396,106	(1,608,764)	2,787,342	3,698,557	(1,454,697)	2,243,860
Machinery and equipment	2,809,446	(1,365,012)	1,444,434	2,243,454	(1,135,776)	1,107,678
Facilities	630,753	(304,882)	325,871	567,033	(281,699)	285,334
Furniture and fixtures	1,033,295	(505,785)	527,510	981,198	(486,827)	494,371
Vehicles	231,440	(64,859)	166,581	300,629	(70,839)	229,790
Construction in progress	208,960	-	208,960	204,631	-	204,631
Other	158,512	(91,105)	67,407	152,264	(72,736)	79,528
	13,801,994	(4,845,555)	8,956,439	12,318,638	(4,352,252)	7,966,386

Financial lease
Equipment	36,473	(16,855)	19,618	37,051	(13,831)	23,220
Hardware	182,516	(138,873)	43,643	152,194	(72,938)	79,256
Facilities	1,858	(924)	934	1,859	(814)	1,045
Furniture and fixtures	15,147	(7,427)	7,720	14,897	(6,161)	8,736
Vehicles	1,746	(643)	1,103	12,800	(2,545)	10,255
Buildings	43,403	(19,260)	24,143	43,401	(17,801)	25,600
	281,143	(183,982)	97,161	262,202	(114,090)	148,112

Total	14,083,137	(5,029,537)	9,053,600	12,580,840	(4,466,342)	8,114,498

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment – Continued

a)   Guarantees

At December 31, 2013 and December 31, 2012, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in Note 24 (h).

b)   Capitalized borrowing costs

The amount of the borrowing costs for the year ended of December 31, 2013 was R$ 24,630 (R$17,205 at December 31, 2012), The rate used to determine the borrowing costs eligible for capitalization was 104.6% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

c)   Additions to the property and equipment

	2013	2012

Additions (i)	1,623,437	1,453,337
Financial lease (ii)	-	(3,177)
Capitalized interest	(24,630)	(17,205)
Real estate financing - Additions (ii)	(128,652)	(124,004)
Real estate financing - Payments (ii)	185,672	-
Total	1,655,827	1,308,951

(i)     The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)  Fixed assets additions demonstraded in below comprise only additions with cash disbursement during the years. In the cash flow statement were deducted fixed asset additions of R$32,390 (R$144,386 at December 31, 2012), referring to acquisitions of property and equipment through finance leases or property acquisitions (including land) on installments, as they did not involve cash disbursement on the date of acquisition. The payments are related to properties acquired by installments whose maturity is less than 90 days from purchase date.

d)   Other information

At December 31, 2013, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$78,020 (R$82,571 at December 31, 2012) referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to the distribution centers.

The Company has not identified evidence on the items of its property and equipment which require a provision for impairment at December 31, 2013.

e)   Asset impairment tests

On December 31, 2013 and 2012, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in eachsegment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 10.8% before taxes.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.    Intangible assets

	2013
	Balance at:						Balance at:
	12.31.2012	Additions	Amortization	Acquisition of subsidiary	Write-offs	Transfers	12.31.2013

Goodwill – Cash and carry	361,567	-	-	-	-	-	361,567
Goodwill – home appliances	296,607	603,691				(4,716)	895,582
Goodwill – food retail	746,965	-	-	-	-	-	746,965
Brand– Cash and carry (d)	38,639	-	-	-	-	-	38,639
Brand– home appliances (d)	2,015,259	-	-	45,818	-	-	2,061,077
Commercial rights – home appliances (e)	608,297	-	(7,559)	-	-	(23,597)	577,141
Commercial rights – food retail (e)	34,902	8,100	-	-	-	-	43,002
Commercial rights - Cash and carry (e)	10,000	18,842	-	-	-	-	28,842
Customer relationship – home appliances (i)	12,280	-	(6,282)	-	-	-	5,998
Advantageous furniture supply agreement – Bartira (f)	61,194	-	(61,194)	-	-	-	-
Lease agreement –stores under advantageous condition - NCB (g)	149,138	-	(47,145)	35,937	-	-	137,930
Software(h)	640,708	184,162	(96,749)	471	(1,240)	(189)	727,163
Software CL	-	81,266	(4,515)	-	-	-	76,751
Total intangible assets	4,975,556	896,061	(223,444)	82,226	(1,240)	(28,502)	5,700,657

The column Transfer is impacted by the amount of R$28,312 related to the portion of goodwill and commercial rights of the stores to be sold, as per Note 1(e).

	2012
	Balance at:					Balance at:
	01.01.2012	Additions	Amortization	Write-offs	Transfers	12.31.2012

Goodwill – Cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliances	296,664	-	-	-	(57)	296,607
Goodwill – food retail	717,070	38,777	-	(300)	(8,582)	746,965
Brand– Cash and carry (d)	38,639	-	-	-	-	38,639
Brand– home appliances (d)	2,015,218	41	-	-	-	2,015,259
Commercial rights – home appliances (e)	613,484	-	(8,050)	(579)	3,442	608,297
Commercial rights – food retail (e)	17,600	-	-	-	17,302	34,902
Commercial rights - Cash and carry (e)	-	-	-	-	10,000	10,000
Customer relationship – home appliance(i)	18,562	-	(6,282)	-	-	12,280
dvantageous furniture supply agreement – Bartira (f)	134,932	-	(73,738)	-	-	61,194
Lease agreement– stores under advantageous condition – NCB (g)	201,002	-	(51,864)	-	-	149,138
Software(h)	524,623	84,402	(98,180)	(800)	130,663	640,708
Total intangible assets	4,939,361	123,220	(238,114)	(1,679)	152,768	4,975,556

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.  Intangible assets – Continued

	2013			2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – Cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	895,582	-	895,582	296,607	-	296,607
Goodwill – food retail	1,848,403	(1,101,438)	746,965	1,848,402	(1,101,437)	746,965
Brand– Cash and carry (d)	38,639	-	38,639	38,639	-	38,639
Brand – home appliances (d)	2,061,077	-	2,061,077	2,015,259	-	2,015,259
Commercial rights – home appliances (e)	635,557	(58,416)	577,141	663,565	(55,268)	608,297
Commercial rights – food retail (e)	43,002	-	43,002	34,902	-	34,902
Commercial rights - Cash and carry (e)	28,842	-	28,842	10,000	-	10,000
Customer relationship– home appliances (i)	34,268	(28,270)	5,998	34,268	(21,988)	12,280
Advantageous furniture supply agreement – Bartira (f)	221,214	(221,214)	-	221,214	(160,020)	61,194
Lease agreement –stores under advantageous condition - NCB (g)	292,040	(154,110)	137,930	256,104	(106,966)	149,138
Software (h)	1,093,451	(366,288)	727,163	1,003,604	(362,896)	640,708
Software CL	81,265	(4,514)	76,751	-	-	-
Total intangible assets	7,644,348	(1,943,691)	5,700,657	6,793,572	(1,818,016)	4,975,556

c)     Impairment testing of goodwill and intangible assets

At December 31, 2013, the Company calculated the recoverable amount of the goodwill arising from past acquisitions, whose balance ceased to be amortized as of January 1, 2008, with the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment for all cash generating units (“CGU”).

For impairment testing purposes, the goodwill acquired through business combinations and licenses with indefinite useful lives was allocated to four cash generating units, which are also operating segments that disclose information: food retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 10.8% (10.8% at December 31, 2012), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6.5% (6.7% at December 31, 2012). Based on this analysis, a charge for impairment was not necessary.

d)   Trade names

The “Cash and Carry” segment refers to “ASSAI” and the “home appliances” segment refers to “PONTO FRIO” and “CASAS BAHIA”. These trade names were recorded during the business combinations made with the companies that owned the rights over the trade names.

The value was subject to impairment tests through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits, Given the indefinite useful life of the trade name, we consider a perpetual growth of 6.5% in the preparation of the discounted cash flow, The royalty rate used was 0.4% for “ASSAI”, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

e)   Commercial rights “Fundo de Comércio”

The funds were allocated to the Cash Generating Units - CGUs, The CGUs were tested with assets recoverability through the discounted cash flow as of December 31, 2013 and adjustments have not been identified.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.  Intangible assets – Continued

f)    Advantageous supply agreement – Bartira

Via Varejo has an exclusive supply contract with Bartira. This contract present advantageous condition in the acquisition of furniture for resale, compared the margins established in the sector. The amount was recorded at the combination of business and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during 2013.

g)    Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms held by NCB. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the association agreement The market conditions upon contracting did not deteriorate in relation to current condition, it is not necessary to record a provision for impairment at December 31, 2013.

h)     Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment of these assets.

i)      Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

j)      Additions to intangible assets

	2013	2012

Additions	896,061	123,220
Goodwill	(603,691)	(38,777)
Other accounts payable (i)	(17,000)	-
Leasing (ii)	(81,585)	-
Total	193,785	84,443

(i)             In the statements of cash flows it was excluded additions made in the year ended of December 31, 2013, totaling R$702,276 (R$38.777 at December 31, 2012), referring to software acquirted through finance leases and goodwill, as they did not involve cash disbursement on the date of acquisition.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

18.    Trade accounts payable

	2013	2012	01.01.2012

Merchandise suppliers	8,844,193	6,312,899	5,541,769
Service suppliers	489,671	455,420	740,000
Accounts receivable from suppliers (a)	(775,507)	(562,886)	(325,558)
Other trade accounts payable	-	55,601	7,699
Present value adjustment	(10,813)	(20,678)	(10,711)
	8,547,544	6,240,356	5,953,199

(a)    Accounts receivable from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. As per agreements signed between parties, the receipt of these receivables is by offsetting the amounts payable to suppliers.

19.    Loans and financing

a)    Debt breakdown

	2013	2012

Current
Debentures (h)
Debentures	1,250,205	674,003
Swap contracts (c), (g)	-	(206)
Borrowing cost	(5,312)	(5,353)
	1,244,893	668,444

Loans and financing
Local currency
BNDES (e)	110,911	113,236
IBM	23,817	5,100
Working capital (c)	822,070	155,196
Direct consumer credit - CDCI (c) (d)	2,726,425	2,498,997
Financial lease (Note 25)	56,330	83,054
Swap contracts (c), (g)	(12,384)	(11,210)
Borrowing cost	(5,179)	(7,290)
	3,721,990	2,837,083
Foreign currency
Working capital (c)	293,949	723,140
Swap contracts (c), (g)	(89,414)	(17,387)
Borrowing cost	-	(130)
	204,535	705,623
Total current	5,171,418	4,211,150

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financing – Continued

a)      Debt breakdown – Continued

Noncurrent	2013	2012

Debentures (h)
Debentures	2,600,000	3,748,000
Borrowing cost	(1,456)	(6,647)
	2,598,544	3,741,353

Loans and financing
Local currency
BNDES (e)	200,524	283,141
IBM	95,822	-
Working capital (c)	1,105,399	1,806,566
Direct consumer credit - CDCI (c) (d)	140,603	130,338
Financial lease (Note 25)	198,511	162,537
Swap contracts (c), (g)	(11,742)	(35,221)
Borrowing cost	(5,811)	(8,172)
	1,723,306	2,339,189

Foreign currency
Working capital (c)	-	258,811
Swap contracts (c), (g)	-	(58,249)
	-	200,562

Total noncurrent	4,321,850	6,281,104

b)      Maturity schedule of loans and financing recorded in noncurrent liabilities

Year
2015	3,613,380
2016	136,046
2017	58,460
After 2017	521,230
Subtotal	4,329,116

Borrowing cost	(7,266)
Total	4,321,850

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financing – Continued

c)      Financing of working capital, swap and direct consumer credit – CDCI

Debt	Rate*	2013	2012
Local currency
Banco do Brasil	11.63% per year	386,471	524,175
Banco do Brasil	105.66% of CDI	2,226,792	1,997,047
Bradesco	110.70% of CDI	605,975	887,730
Safra	106.25 of CDI	386,769	356,215
Safra	CDI + 0.85 per year	1,188,490	825,930
		4,794,497	4,591,097

Current		3,548,496	2,654,193
Noncurrent		1,246,001	1,936,904

Foreign currency
Citibank	(Libor + 1.45%) per year	54,993	48,121
Itaú BBA	USD + 3.48% per year	238,199	597,583
Santander	USD + 0.65% per year	757	132,204
HSBC	USD + 2.40% per year	-	204,043
		293,949	981,951

Current		293,949	723,140
Noncurrent		-	258,811

Swap contracts
Citibank	105.00% of CDI	(13,611)	(7,145)
Itaú BBA	100.00% of CDI	(75,803)	(34,067)
Banco do Brasil	102.00% of CDI	(24,126)	(46,432)
Santander	110.70% of CDI	-	839
Unibanco	104.96% of CDI	-	(206)
HSBC	99.00% of CDI	-	(35,262)
		(113,540)	(122,273)

Current		(101,798)	(28,803)
Noncurrent		(11,742)	(93,470)

		4,974,906	5,450,775

(*)    Weighted average rate per year.

The resources for financing working capital are raised from local financial institutions denominated in foreign or local currency.

d)      Direct consumer credit - CDCI

The operations of the consumer finance intervention correspond to the financing activities of installment sales to customers by means of a financial institution. Sales can be paid in up to 24 months, however, are substantially less than 12 months. The average financial charges are 110.8% of the CDI (111.40% in December 31, 2012). In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financing – Continued

e)      BNDES

Annual financial charges	Number of monthly installments	Issue date	Maturity	2013	2012

3% per year	96	Sep/13	Apr/23	2,715	-
3% per year	96	Out/13	Apr/23	135	-
3% per year	96	Dec/13	Apr/23	14	-
3% per year	96	Sep/13	May/23	1,591	-
3% per year	96	Aug/13	Jul/23	955	-
TJLP + 2.3% per year	48	Jun/08	Jun/13	-	1,376
4.5% per year	11	Sep/09	Nov/14	13	26
TJLP + 3.6% per year	60	Jul/10	Dec/16	246,102	328,120
4.5% per year	60	Feb/11	Dec/16	23,879	31,833
TJLP + 1.9% per year	30	May/11	Jun/14	5,643	16,930
TJLP + 1.9% per year + 1% per year	30	May/11	Jun/14	2,420	7,258
TJLP + 3.5% per year + 1% per year	30	May/11	Jun/14	2,018	6,052
TJLP + 2.5% per year	24	Sep/12	Aug/15	16,934	4,782
2.5% per year	96	Jun/13	Jan/23	8,083	-
3% per year	48	Oct/13	Apr/18	209	-
3.5% per year	36	Nov/13	Sep/18	329	-
3% per year	96	Nov/13	Jun/23	395	-
				311,435	396,377

Current				110,911	113,236
Noncurrent				200,524	283,141

The credit line agreements denominated in local currency with the Brazilian Development Bank (BNDES), in certain cases, are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the borrowing cost, in order to reflect the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table above, or annual fixed rate.

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

At December 31, 2013, the Company was in compliance with the aforementioned clauses.

f)       Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES and IBM at the amount of R$115,000.

g)      Swap contracts

The Company uses swap transactions to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real tied to CDI floating interest rates. The Company contracts swap transactions with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in Note 20. The CDI annual benchmark rate at December 31, 2013 was 8.06% (8.40% in 2012).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financing – Continued

h)      Debentures

			Outstanding debentures	Date		Annual financial charges
	Type	Issue amount		Issue	Maturity		Unit price	2013	2012

Parent Company
6th Issue – 1st Series - GPA	No preference	540,000	-	3/1/07	3/1/13	CDI + 0.5%	-	-	184,278
6th Issue – 2nd Series - GPA	No preference	239,650	-	3/1/07	3/1/13	CDI + 0.5%	-	-	81,782
6th issue – 1st and 2nd Series - GPA	Interest rate swap	779,650	-	3/1/07	3/1/13	104.96% of CDI	-	-	(206)
8th Issue – Single series - GPA	No preference	500,000	500	12/15/09	12/15/14	109.5% of CDI	402	200,812	401,042
9th Issue – Single series - GPA	No preference	610,000	610	1/5/11	1/5/14	107.7% of CDI	1,333	813,105	748,000
10th Issue – Single series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	10	800,323	873,669
11th Issue – Single series - GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,218,952	1,214,147
Subsidiaries
3rd Issue - Single series - Via Varejo	No preference	400,000	40,000	01/30/12	7/30/15	CDI + 1%	10	416,854	413,624
1st Issue - Single series - Nova Pontocom	No preference	100,104	-	4/25/12	4/25/13	105.35% of CDI	-	-	105,461
1st Issue - 1st Series – NCB	No preference	200,000	20,000	6/29/12	12/29/14	CDI + 0.72%	10	200,080	200,000
1st Issue - 2nd Series – NCB	No preference	200,000	20,000	6/29/12	1/29/15	CDI + 0.72%	10	200,080	200,000

Borrowing cost								(6,769)	(12,000)
								3,843,437	4,409,797

Current liabilities								1,244,893	668,444
Noncurrent liabilities								2,598,544	3,741,353

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At December 31, 2012	459,075	4,409,797
Interest and swap accrued		352,683
Amortization	(177,965)	(919,043)
At December 31, 2013	281,110	3,843,437

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB) incorporated by Via Varejo, (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, and (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months, NCB, incorporated by Via Varejo, and Nova Pontocom issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25 (effective at December 31, 2013 was 0.34), At December 31, 2013, GPA was in compliance with these ratios.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Carrying amount		Fair value
	2013	2012	2013	2012
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	8,367,176	7,086,251	8,367,176	7,086,251
Trade receivable and other accounts receivables	3,487,867	3,522,448	3,535,048	3,526,179
Related parties - assets (*)	172,836	178,420	172,836	178,420
Fair value through profit or loss
Put/call option	-	359,057	-	359.057
Financial investments measured at fair value	24,453	-	24,453	-

Financial liabilities:
Amortized cost
Related parties -liabilities (*)	(32,621)	(80,399)	(32,621)	(80,399)
Trade accounts payable	(8,547,544)	(6,240,356)	(8,547,544)	(6,240,356)
Financing for purchase of assets	(48,161)	(88,181)	(48,161)	(88,181)
Debentures	(3,843,437)	(4,409,797)	(3,839,608)	(4,402,206)
Loans and financing	(5,091,922)	(4,342,993)	(5,205,890)	(4,498,755)
Fair value through profit or loss
Loans and financing, including derivatives	(557,909)	(1,739,464)	(557,909)	(1,739,464)
Net exposure	(6,069,262)	(5,755,014)	(6,132,220)	(5,899,454)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

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

a)   Considerations on risk factors that may affect the business of the Company

The Company adopts risk control policies and procedures, as outlined below:

(i)       Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts investment policies at financial institutions approved by the Company’s Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (see Note 7).

•         Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in the derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets.

•         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

•         Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the subsidiary Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•         There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)      Interest rate risk

The Company raises loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company is exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(iii)     Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iv)    Capital management risk

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2013.

	2013	2012

Loans and financing	9,493,268	10,492,254
(-) Cash and cash equivalents	(8,367,176)	(7,086,251)
Net debt	1,126,092	3,406,003

Shareholders´	12,711,964	11,067,951
Shareholders´ and net debt	13,838,056	14,473,954

(v)     Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company at December 31, 2013 and December 31, 2012.

	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	4,045,687	1,783,679	18,889	5,848,255
Debentures	1,539,388	2,837,356	-	4,376,744
Derivatives	(96,763)	(13,613)	-	(110,376)
Finance lease	75,042	175,729	51,901	302,672
At December 31, 2013	5,563,354	4,783,151	70,790	10,417,295

	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Finance lease	74,373	143,868	49,992	268,233
At December 31, 2012	4,522,557	6,951,199	199,868	11,673,624

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2013 the notional value of these contracts were R$460,300 (R$1,144,050 at December 31, 2012). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

The Company’s derivatives are measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U,S, dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). There is no balance at December 31, 2013 (R$259,883 at December 31, 2012) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates to variable interest rates (CDI).

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

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended  December  31, 2013 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement IAS 39, the debt is also adjusted at fair value.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments – Continued

		Notional value		Fair value
		2013	2012	2013	2012

Fair value hedge
Purpose of hedge (debt)		460,300	1,144,050	679,662	1,506,413

Liability position (buy)
Fixed rate	11.63% p.a.	260,000	377,000	385,104	521,575
US$ + fixed	3.48% p.a.	200,300	767,050	293,768	996,538
		460,300	1,144,050	678,872	1,518,113
Asset position (sell)
	CDI 100.33% p.a.	(460,300)	(1,144,050)	(565,332)	(1,396,045)
Net hedge position		-	-	113,540	122,068

Swap without hedge accounting
Liability position (buy)
CDI + fixed	CDI+0.5% p.a	-	259,883	-	266,276
		-	259,883	-	266,276

Asset position (sell)	104.96% of CDI	-	(259,883)	-	(266,071)
Swap net position		-	-	-	205

Total net swap position		-	-	113,540	122,273

Realized and unrealized gains and losses over these contracts during the year ended December 31, 2013 are recorded in the net financial result and balance payable by fair value is R$113,540 (R$122,273 at December 31, 2012) and recorded under “Loans and financing”.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)   Derivative financial instruments – Continued

Fair value “hedge” effects recorded in profit or loss for the year ended December 31, 2013 were a gain of R$54,031 (R$87,584 at December 31, 2012).

(vii)  Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the interim financial information are drawn up and rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

b)   Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the end of the reporting period.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation, Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned in item (vi) above. For scenarios (II) and (III), , for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

For the probable scenario, exchange rate weighted was R$2.41 on the due date, and the interest rate weighted was 9.66% per year.

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

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)       Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at fixed rate	Rate increase	(426,998)	(426,998)	(426,998)
Swap (asset position in fixed rate)	Rate increase	427,064	427,064	427,064
	Net effect	66	66	66

“Swap” (liability position in CDI)	CDI increase	(395,444)	(404,182)	(413,148)

Total net effect			(8,738)	(17,704)

(ii)      Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(324,978)	(406,222)	(487,466)
Swap (asset position in US$)	US$ increase	329,684	412,105	494,526
	Net effect	4,706	5,883	7,060

Swap (liability position in CDI)	CDI decrease	(254,979)	(256,454)	(257,905)

Total net effect			(298)	(572)

(iii)     Other financial instruments

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,351,301)	(1,381,341)	(1,411,381)
Debentures	108.27% of CDI	(2,156,078)	(2,204,008)	(2,251,939)
Debentures - Via Varejo	100% CDI + 0.9%	(933,229)	(963,169)	(993,383)
Bank loan - CDB	102.51% of CDI	(1,292,172)	(1,320,897)	(1,349,623)
Lease	100.18% of CDI	(143,704)	(146,898)	(150,093)
Lease	IGP-DI + 6% per year	(35,967)	(36,766)	(37,566)
Lease – Via Varejo	100% CDI	(18,020)	(18,379)	(18,736)
Bank loan- Via Varejo	110.1% of CDI	(3,136,479)	(3,145,976)	(3,155,357)
Total loans and financing exposure		(9,066,950)	(9,217,434)	(9,368,078)

Cash and cash equivalents	99.99 % of CDI (*)	9,174,629	9,378,584	9,582,539

Net exposure		107,679	161,150	214,461
Deterioration compared with the Scenario I			53,471	106,782
(*) weighted average

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

c)   Fair value measurements

The Company discloses its financial assets and liabilities at fair value, in according with “IFRS13”, which are those referring concept from evaluation and requirements of disclosure.

As per “IAS 32” defines fair value as an amount that a assets may be change, or a liability settled, between the parties knowledgeable, in a transaction no favored. The “IFRS 13” establishes a hierarchy from fair value of true levels:

               i.        Level 1 – Quoted Market prices on active markets for identical assets or liabilities;

              ii.        Level 2 – Different inputs from level 1; and

             iii.        Level 3 – inputs to assets and liabilities that are not based on data observable in Market (Non observable inputs).

The fair value of cash and cash equivalentes, trade accounts receivable, short term debt and suppliers accounts payable are the same of the amounts recorded.

The table below represents the hierarchy of fair value of financial assets and liabilities recorded at fair value:

	2013	Quoted price in an active market for an identical instrument (Level 1)	Fair value measurement at the end of the reporting period adopting other observable relevant assumptions (Level 2)

Financial investments measured at fair value	24,453	24,453	-
Cross-currency interest rate swaps	89,414	-	89,414
Interest rate swaps	24,126	-	24,126
Loans and financing	(671,449)	-	(671,449)
	(533,456)	24,453	(557,909)

There were no changes between the fair value measurement levels in the year ended December 31, 2013.

•         Financial investments are classified on level 1, represented by cash denominated in U.S. dollars and instruments for which a quoted market price is available in an  active Market.

•         Foreign exchange and interest rate swaps, loans and financing and debentures are classified on level 2, since the fair value measurement uses readily observable market inputs, for example, expected interest rate, current and future foreign exchange rate (as described on item a) (vii).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

d)   Consolidated position of operations with derivatives financial instruments

As of December 31, 2013 and December 31, 2012, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	2013	2012	2013	2012

Exchange swaps registered at CETIP (US$ x CDI)	Santander	US$57,471	4/16/2010	4/10/2013	-	(1,350)	-	(839)
	Citibank	US$40,000	2/13/2012	2/13/2014	13,362	6,765	13,611	7,145
	Itaú Unibanco	US$175,000	7/1/2010	6/7/2013	-	(18,281)	-	(16,389)
	Itaú Unibanco	US$100,000	5/5/2011	4/16/2014	73,007	43,653	75,803	50,456
	HSBC	US$95,847	4/29/2011	4/22/2013	-	34,119	-	35,264

Interest rate swap registered at CETIP (fixed rate x CDI)	Banco do Brasil	R$117,000	12/23/2010	12/24/2013	-	4,746	-	11,210
	Banco do Brasil	R$130,000	6/28/2010	6/6/2014	11,545	5,091	12,384	14,858
	Banco do Brasil	R$130,000	6/28/2010	6/2/2015	10,943	4,706	11,742	20,363
	Itaú Unibanco	R$779,650	6/25/2007	3/1/2013	-	132	-	205
					108,857	79,581	113,540	122,273

e)   Call option Rede Duque

The call option in the amount of R$50,000 is subject of 110% of CDI interest and at December 31, 2013, finance income recognized was R$4,634 (R$2,318 in December 31, 2012), see Note 15 (ii). The call option was exercised on November 18, 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

21.   Income and social contribution taxes payable and taxes payable in installments

a)    Payable taxes, contributions and taxes installments.

	2013	2012

PIS and COFINS payable	368,386	251,902
Provision for income and social contribution taxes	169,185	147,915
ICMS payable	226,644	233,154
Other	59,949	17,790
	824,164	650,761

b)

Taxes payable in installments - Law 11941/09 (i)	1,188,312	1,327,115
INSS	13,323	13,740
Other (ii)	15,512	19,056
	1,217,147	1,359,911

Current	968,462	806,129
Noncurrent	1,072,849	1,204,543

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii)    Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

c)    Maturity structure of taxes in the noncurrent liabilities will occur as follows

In

2015	144,011
2016	143,540
2017	142,848
2018	140,068
2019	135,100
After 2019	367,282
1,072,849

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

22.   Income and social contribution taxes

a)    Income and social contribution tax expense reconciliation

	2013	2012	2011

Profit before income and social contribution taxes	1,754,790	1,676,334	804,655
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(526,437)	(502,900)	(241,397)
Recognition of deferred tax and social contribution asset over provisions	-	-	106,196
Tax penalties	(5,227)	(4,671)	(3,053)
Equity in an associate	14,193	3,246	10,448
Credit recovery/reversal	-	(17,275)	31,026
Reversal of deferred income and social contribution taxes and other tax credits (*)	123,605	-	-
Impact in revaluation of the Bartira’s investment at fair value	34,003	-	-
Other permanent differences (undeductible)	1,280	1,702	11,781
Effective income and social contribution taxes	(358,583)	(519,898)	(84,999)

Income and social contribution taxes for the year:
Current	(269,493)	(326,550)	(142,117)
Deferred	(89,090)	(193,348)	57,118
Income and social contribution taxes expenses	(358,583)	(519,898)	(84,999)
Effective rate	20.43%	31.01%	10.60%

CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

(*) Amount refers to deferred taxes on Bartira call option, which occurred with the option exercise in October 2013, since the option is no longer a financial instrument in the amount of R$ 106,760 besides additional tax credits recognized in the year amounting R$ 16,845.

b)    Breakdown of deferred income and social contribution tax assets and liabilities:

	2013	2012

Tax losses	793,633	796,771
Provision for contingencies	301,686	269,390
Provision for derivative operations taxed on a cash basis	5,997	22,608
Allowance for doubtful accounts	81,731	75,394
Provision for financial expenses	63,576	49,557
Goodwill tax amortization	(395,564)	(270,666)
Present value adjustment Law 11638/07	(929)	1,320
Financial lease adjustment Law 11638/07	(75,110)	(43,183)
Fair value on derivatives adjustment Law 11638/07	534	729
Fair value of assets acquired in business combination	(808,318)	(986,701)
Technological innovation – future realization	(20,708)	(11,722)
Depreciation as per tax rates	(89,577)	-
Other	32,954	37,969
Deferred income and social contribution tax assets	(110,095)	(58,534)

Noncurrent assets	950,757	1,078,842
Noncurrent liabilities	(1,060,852)	(1,137,376)
Deferred income and social contribution taxes	(110,095)	(58,534)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

22.   Income and social contribution taxes – Continued

b)   Breakdown of deferred income and social contribution taxes – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	2013

2014	263,875
2015	219,592
2016	59,587
2017	50,407
2018	357,296
950,757

c)   Changes in deferred income and social contribution taxes

	2013	2012	01.01.2012
At January 1	(58,534)	134,814	107,476
Benefit (expense) for the year	(89,090)	(193,348)	57,118
Bartira (aquisition)	29,534	-	-
Public Offering of Share - Via Varejo	8,288	-	-
Other	(293)	-	(29,780)
At December 31	(110,095)	(58,534)	134,814

23.    Payable related to the acquisition of  non-controlling interest

	2013	2012

Interest acquisition in Assai (a)	5,339	4,945
Interest acquisition in Sendas (b)	171,465	216,277
	176,804	221,222

Current liabilities	69,014	63,021
Noncurrent liabilities	107,790	158,201

(a)    Refers to accounts payable due to the acquisition of noncontrolling interest in Assai, subsidiary that operates in the “Cash and carry” segment.

(b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$377,000. At December 31, 2013 three annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

24.   Provision for risks

The provision for risks is estimated by the Company and supported by its legal counsels. The provision was evaluated in an amount considered sufficient to cover losses deemed as probable by the Company:

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at January 01, 2012	78,050	346,128	132,853	123,092	680,123

Additions	4,963	43,906	102,158	116,616	267,643
Payments	-	(3,179)	(39,197)	(14,528)	(56,904)
Reversals	(947)	(36,454)	(33,547)	(113,218)	(184,166)
Monetary restatement	4,491	13,681	28,569	20,924	67,665

Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

Additions	190,861	11,165	160,021	90,572	452,619
Payments	(14,245)	(5,395)	(48,487)	(13,291)	(81,418)
Reversals	(56,210)	(37,204)	(45,529)	(64,493)	(203,436)
Monetary restatement	16,221	13,135	27,800	29,445	86,601
Acquisition of subsidiary	7,116	98,816	12,822	41	118,795
Transfer	41,898	(41,898)	-	-	-

Balance at December 31, 2013	272,198	402,701	297,463	175,160	1,147,522

a)    Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction, In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness system when calculating PIS and COFINS, the Company is discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, the Company offset tax debts related to PIS and COFINS against excise tax - IPI credits – inputs subject to a zero rate or exempt - acquired from third parties (transferred based on final and unappealable court decision). The amount for PIS and COFINS claims at December 31, 2013 is R$91,898 (R$86,557 at December 31, 2012).

In addition, in 2013 there were developments in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of R$173,184.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

24.    Provision for risks – Continued

a)    Taxes – Continued

Taxes and other

Taxes

The Company has other tax claims, which after analysis of its legal counsel, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforwards, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes in the amount of R$44,060.

The amount recorded for those matters at December 31, 2013 is R$100,094 (R$173,687 at December 31, 2012).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs, The accrued amount at December 31, 2013 is R$38,509 (R$31,529 at December 31, 2012).

Other

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under technical pronouncement IFRS 3. At December 31, 2013, the amount recorded was R$165,283 (R$158,866 at December 31, 2012) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Contingencies Bartira

In relation to the business combination of Bartira (note 15), contingencies were evaluated at fair value, as required by IFRS 3(R), which differs of IAS 37 used for evaluation of other contingencies. The main issue is the lack of documentation, amounting R$95,310 for Social Contribution, Income Tax, PIS, Cofins, IPI and ICMS.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

24.    Provision for risks – Continued

b)    Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business, At December 31, 2013, the Company recorded a provision of R$297,467 (R$177,698 at December 31, 2012) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0.19% at December 31, 2013 (0.29% at December 31, 2012) plus 1% monthly interest rates.

At December 31, 2013 labor provisions were recorded in subsidiary Via Varejo of contingent liabilities recognized upon business combination amounting to R$13,138.

c)    Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications and collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At December 31, 2013, the amount accrued for these lawsuits is R$42,791 (R$36,112 at December 31, 2012), to which there are no restricted deposits.

•       The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$68,694 at December 31, 2013 (R$43,769 at December 31, 2012).

Total civil actions and other at December 31, 2013 is R$175,160 (R$132,886 at December 31, 2012).

d)    Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7,630,094 at December 31, 2013 (R$6,706,171 at December 31, 2012), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$282,853 at December 31, 2013 (R$283,245 at December 31, 2012). The proceedings are under administrative and court discussion.

•             IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

24.    Provision for risks – Continued

d)       Other non-accrued contingent liabilities – Continued

In the 4th quarter of 2012, the Company became aware of delinquency notice issued up by Internal Revenue Agency related to the collection of alleged differences in the payment of income tax due in the years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization arising from transactions between shareholders Casino and Abilio Diniz, The Company filed a defense at the administrative level and is awaiting a decision, In the second quarter of 2013, the Company became aware of a new delinquency in relation to the calendar years 2010 and 2011. No provision was made for both cases, since the chances of loss are classified partly as possible is R$636,787 at December 31, 2013 (R$300,800 at December 31, 2012) and partly as a remote by the Company´s legal advisors.

These proceedings await decision in the administrative and court level.  The amount involved in these assessments corresponds to R$1,296,578 at December 31, 2013 (R$783,305 at December 31, 2012).

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level, The amount involved in these assessments is R$982,419 at December 31, 2013 (R$1,076,782 at December 31, 2012).

•       ICMS – the Company was served notice by the State tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; and (viii) among others, not relevant. The total amount of these assessments is R$4,032,307 at December 31, 2013 (R$3,599,179 at December 31, 2012), which await a final decision in the administrative and court levels.

•             Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$339,363 at December 31, 2013 (R$325,139 at December 31, 2012) and await administrative and court decisions.

•             Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company and its subsidiaries under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many States), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$697,174 at December 31, 2013 (R$638,521 at December 31, 2012).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

The Company hires external counsel to defend the tax assessments received, which remuneration is linked to a percentage over the amount won in case of favorable final decision. This percentage may vary according to qualitative and quantitative factors of each claim, and on December 31, 2013, the estimated amount, in case of finalization of all claims with success, is approximately R$109 millions.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

24.    Provision for risks – Continued

e)    Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to court deposits.

	2013	2012

Tax	145,271	137,911
Labor	567,924	738,228
Civil and other	101,995	76,155
Total	815,190	952,294

f)     Guarantees

Lawsuits	Real estate	Equipment	Bank guarantee	Total

Tax	831,887	32	4,989,192	5,821,111
Labor	7,195	3,046	70,939	81,180
Civil and other	11,105	1,772	301,564	314,441
Total	850,187	4,850	5,361,695	6,216,732

These guarantees are given in legal claims, mainly tax, and its cost is approximately 0.5% of value on lawsuits and is recorded by the passage of time.

g)    Provisional Measure 627/13

  In November 2013, the Provisional Measure (MP) 627 was issued, introducing changes in the tax rules and eliminating the Transitional Tax System (RTT). The Company, supported by its external advisors, analyzed the provisions of this MP, the implications of early adoption and the impacts in the financial statements for the fiscal year ended December 31, 2013, concluding that there are no material effects to be recorded.

This analysis should be reviewed by the management when enacted the Law, since there may be adjustments or changes to your final draft.

h)    Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

25.    Leasing transactions

a)    Operating lease

	2013	2012
Gross commitments from operating lease
Minimum rental payment:
Up to 1 year	1,270,330	931,204
1 - 5 years	3,873,476	2,579,478
Over 5 years	5,085,869	4,084,681
	10,229,675	7,595,363

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2013, the fine would be R$631,515 (R$863,853 at December 31, 2012).

(i)     Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	2013	2012	2011

Contingent payments recognized as expense in the year	452,623	349,424	474,656
Non contingent payments	628,175	576,985	582.152

(ii)     Clauses with renewal or adjustment option

The lease term varies between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements have periodic adjustment clauses according to inflation indexes.

	2013	2012

Minimum rentals	462,892	433,161
Contingent rentals	941,211	750,643
Sublease rentals (*)	(163,945)	(143,867)
	1,240,158	1,039,937

       (*) It refers to lease agreements receivable from commercial shop malls.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

25.    Leasing transactions – Continued

b)   Financial lease

Financial lease agreements amounted to R$482,543 at December 31, 2013 (R$369,699 at December 31, 2012), according to the chart below:

	2013	2012

Financial lease liability –minimum lease payments:
Up to 1 year	56,330	83,054
1 - 5 years	142,857	127,283
Over 5 years	55,654	35,254
Present value of financial lease agreements	254,841	245,591

Future financing charges	227,702	124,108
Gross amount of financial lease agreements	482,543	369,699

	2013	2012	2011

Contingent payments recognized as expense in the year	2,397	2,324	2,918

26.    Deferred revenue

The subsidiary Via Varejo received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from its suppliers.

	2013	2012

Additional or extended warranties	471,586	513,003
Bradesco agreement	11,395	-
Barter agreement	50,378	32,975
Back lights	37,027	17,807
	570,386	563,785

Current	114,749	92,120
Noncurrent	455,637	471,665

Management estimates that the value classified as noncurrent will be recognized in profit or loss, the passage of time and the financial performance of each contract, in the following proportion:

2013

2015	126,469
2016	93,425
2017	76,004
2018	57,197
2019	55,568
2020	46,974
455,637

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.    Equity

a)   Capital stock

The subscribed and paid-up capital is represented by 264,453 at December 31, 2013 (263,410 at December 31, 2012) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2013 and December 31, 2012, and 164,773 in thousands of preferred shares at December 31, 2013 (163,730 at December 31, 2012).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the year ended of December 31, 2013 the Company increased the capital, as follows:

•         At the Board of Directors’ Meeting held at February 19, 2013, the capital was increased by R$1,088 by means of the issue of 41,000 preferred shares.

•         At the Extraordinary Shareholders’ Meeting held at April 17, 2013, the shareholders approved to increase the Company’s capital, in the amount of R$38,025 by capitalizing the special goodwill reserve without issuing new shares.

•         At the Extraordinary Shareholders’ Meeting held on April 17, 2013, the shareholders approved to increase the Company’s capital in the amount of R$30,420 by capitalizing the special goodwill reserve with the of 300,000 preferred shares.

•         At the Board of Directors’ Meeting held at April 25, 2013 the capital was increased by R$5,692 by means of the issue of 237,000 preferred shares.

•         At the Board of Directors’ Meeting held at June 20, 2013 the capital was increased by R$4,091 by means of the issue of 304,000  preferred shares.

•         At the Board of Directors’ Meeting held at August 29, 2013 the capital was increased by R$878 by means of the issue of 26,000 preferred shares.

•         At the Board of Directors’ Meeting held at October 16, 2013 the capital was increased by R$1,473 by means of the issue of 44,000 preferred shares

•         At the Board of Directors’ Meeting held at December 11, 2013 the capital was increased by R$3,018 by means of the issue of 91,000 preferred shares

b)   Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0,08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)    Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398, and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.  Equity – Continued

c)    Capital reserve – special goodwill reserve - Continued

The capital increase is subject to the preemptive right of noncontrolling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve.Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99.

At the Extraordinary Shareholders’ Meeting held at April 17, 2013, the shareholders approved to increase the Company’s capital, in the amount of R$38,025 by capitalizing the special goodwill reserve. Out of this amount, R$7,605 were capitalized without issuing new shares and R$30,420 were capitalized to the benefit of Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99.

d)   Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement IFRS 2 – Share-based payment.

e)   Profit reserve

(i)    Legal reserve: this is created based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: this is created based on appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

f)    Stock option plan for preferref shares

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the Company’s Stock Option Plan was approved.

Starting on 2007, the grants of stock options to Management and employees were made following the rules below:

Options will be classified as “Silver” and “Gold”, and the amount of Gold-type options may decrease and/or increase (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.    Equity  – Continued

f)    Preferred stock option plan – Continued

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0,01 and the granting of these options are additional to the Silver options, the granting or the exercise of “Gold” options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased.

The Stock Option Committee approved in 2013 new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC) for series A5 and Return on Capital Employed (ROCE) of CBD, as of Series A6, inclusive.

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

As a general rule of the Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was classified as “Silver”. The option exercise classified as “Gold” will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month as of the signature date of related adhesion agreement, according to the aforementioned criteria.

The options granted under the Stock Option Plan may be exercised in whole or in part, It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in first installment, due  30 days after the subscription date of their shares.

At the Board of Directors’ Meeting held at February 19, 2013, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 11,618 thousand preferred shares to 15,500 thousand preferred shares, an increase of 3,882 thousand new preferred shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.   Equity  – Continued

f)    Share-based payment plans – Continued

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(668)	-	-
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(693)	-	-
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(59)	(11)	229
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(140)	(14)	145
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(171)	(25)	330
Series A7 - Gold	3/15/2013	3/14/2016	3/14/2017	0.01	0.01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/14/2016	3/14/2017	80.00	80.00	358	(26)	(16)	315
						3,062	(1,367)	(113)	1,580

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at May 31, 2013, approved that no reduction occurred and/or acceleration occurred referring to Series A4.

At December 31, 2013 there were 232,586 treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$105.33 per share.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.   Equity  – Continued

f)    Share-based payment plans – Continued

(i)   Consolidated information on the stock option plans – GPA

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2012, of all options granted:

	2013	2012	2011

Number of options	264,453	263,410	260,239
Balance of granted series in effect	1,580	1,658	1,963
Maximum percentage of dilution	0.60%	0.63%	0.75%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.88% (0.81% at December 31, 2012), (b) expectation of volatility of nearly 28.91% at December 31, 2013 (33.51% at December 31, 2012) and (c) the risk-free weighted average interest rate of 10.86% at December 31, 2013 (10.19% at December 31, 2012). The expectation of remaining average life of the series outstanding at December 31, 2013 was 1.70 year (1.64 year at December 31, 2012). The weighted average fair value of options granted at December 31, 2013 was R$62.59 (R$51.19 at December 31, 2012).

	Options	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2012
Outstanding at the beginning of the year	1,963	16.90
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Outstanding at the end of the year	1,658	26.40	1.64	106,168
Total to be exercised at December 31, 2012	1,658	26.40	1.64	106,168

At December 31, 2013
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091

At December 31, 2013 there were no options to be exercised.

Technical pronouncement IFRS 2 - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s statement of financial position. The amounts recorded in the profit or loss at December 31, 2013 were R$42,715 (R$45,022 at December 31, 2012).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.   Equity  – Continued

g)   Dividends

The Annual and Extraordinary Shareholders’ Meeting held at  April 17, 2013 approved the payment of dividends for the fiscal year ended December 31, 2012, totaling R$165,987, amounting to R$0.59 per common share and R$0.65 per preferred share. The total dividend for the fiscal year ended December 31, 2012, including the value of R$83,668 of dividends prepaid was R$249,655, which corresponds to R$0.89 per common share and R$0.98 per preferred share.

The Board of Directors’ Meeting held at April 25, 2013 approved the payment of dividends prepaid for the first quarter of 2013 in the amount of R$33,110, being R$0.13 per preferred share and R$0.12 per common stock according to Company’s dividend policy. The payment of dividend was made at June 16, 2013.

The Board of Directors’ Meeting held at July 19, 2013 approved the payment of dividends prepaid for the second quarter of 2013 in the total amount of R$33,150, R$0.13 per preferred share and R$0.12 per common share according to Company’s dividend policy. The payment of dividend was made at August 12, 2013.

The Board of Directors´Meeting held at October 16, 2013 approved the payment of dividends prepaid for the trhird quarter of 2013 in the amount of R$33,159, R$0.13 per preferred share and R$0.12 per common share, according to Company´s dividend policy. The payment of dividend was held on November 06, 2013.

The management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$99,419 in 2013. The dividend payable at December 31, 2013 is R$152,849 (R$165,987 in December 31, 2012), which corresponds to a remuneration of R$0.5353953452 for common shares and R$0.5889348797 for preferred shares.

	Dividends proposed
	2013	2012
Net income for the year	1,052,495	1,051,181
Legal reserve	(52,624)	(52,559)
Calculation basis of dividends	999,871	998,622
Mandatory minimum dividends – 25%	249,968	249,655

Payment of interim dividends	(99,419)	(83,668)
Mandatory minimum dividends of year	150,549	165,987
Mandatory minimum dividends prior year	931	520
Dividends payable	151,480	166,507

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

27.   Equity  – Continued

h)  Non controlling interest

The changes in equity related to non-controlling interest refer, besides the attributed profit for the year, the amounts referring to transactions with these shareholders representing an increase of interest of non-controlling shareholders over the Company’s total equity. Among main transactions, we point out: i) the secondary tender offer of Via Varejo shares (Note 14) and ii) the acquisition of interest in Nova Pontocom.

Description	Parent Company	Noncontrolling	Consolidated

Public offering of shares (Note 14(a) (ii)
Total proceeds	896,803	-	896,803
Investiments and transaction costs	(562,527)	473,531	(88,996)
Income tax over capital gain	(134,678)	-	(134,678)
Net effect on shareholder’s equity	199,598	473,531	673,129

NPC interest acquisition (note 1(f))	(73,265)	23,617	(49,648)

Net effect of capital transactions	126,333	497,148	623,481

28.    Net sales

	2013	2012	2011

Gross revenue from goods and/or services
Goods	63,761,763	56,695,970	52,403,743
Rendering of services	1,315,985	1,270,592	1,292,778
Barter revenue (Note 11 (c))	-	152,526	-
Financial services	1,212,343	897,560	681,746
Sales return and cancellation	(1,884,615)	(1,783,015)	(1,697,695)
	64,405,476	57,233,633	52,680,572

Taxes	(6,675,214)	(6,309,172)	(6,086,086)

Net sales	57,730,262	50,924,461	46,594,486

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

29.    Cost of sales, selling and general and administrative expenses

	2013	2012	2011

Inventories costs	(42,704,079)	(37,167,548)	(33,935,134)
Personnel expenses	(5,094,925)	(4,702,122)	(4,538,292)
Outsourced services	(2,789,421)	(2,858,472)	(2,992,909)
Functional expenses	(1,457,843)	(1,383,496)	(1,123,910)
Selling expenses	(659,789)	(593,662)	(535,285)
Other expenses	(662,765)	(576,221)	(429,348)
	(53,368,822)	(47,281,521)	(43,554,878)

Cost of sales	(42,704,079)	(37,167,548)	(33,935,134)
Selling expenses	(9,180,009)	(8,360,114)	(7,936,647)
General and administrative expenses	(1,484,734)	(1,753,859)	(1,683,097)
	(53,368,822)	(47,281,521)	(43,554,878)

30.    Other operating expenses, net

	2013	2012	2011

Provision for legal claims(i)	(392,308)	-	-
Tax installment payment	-	-	(27,951)
Indemnified liability Via Varejo and CB (ii)	(147,233)	(17,532)	(89,162)
Busineses Combination Bartira	71,364	-	-
Expenditures with integration / restructuring (iii)	(104,636)	(32,063)	(83,393)
Results from fixed assets write-off	(60,562)	11,805	(48,820)
Other	(39,731)	4,776	(9,367)
Total	(673,106)	(33,014)	(258,693)

(i)             Refers to the provision of tax claims Finsocial and PIS and Cofins, whose evaluation by the Management supported by their legal counsel has become probable loss during the year, and review of labor risks and respective judicial deposit.

(ii)            Amount is comprised by: i) Expenses related to external consultants concluded on October 2013 amounting R$68,863, including: Expenses of R$57,923 referring to association expenses until June 30, 2013, R$54,667 referring to receivable write-off that were deemed as uncollectible and not subject of reimbursement by the parties; gain of R$57,300 referring to receivables considered, until now, as contingent assets; and other expenses of R$8,307 (note 1d); and ii) Expenses of R$78,370 of indemnification effects to Via Varejo and CB;

(iii)           Amounts related to the Company’s executives, who were informed during the year about resignation that represents importante changes in the departments’ structure;

31.    Financial result, net

	2013	2012	2011
Finance expenses:
Cost of debt	(867,661)	(907,505)	(916,548)
Cost of sales of receivables	(626,956)	(523,833)	(699,952)
Monetary restatement liabilities	(238,055)	(267,510)	(287,216)
Other expenses	(103,528)	(87,312)	(22,242)
Total expenses	(1,836,200)	(1,786,160)	(1,925,958)

Finance income:
Revenue in cash and cash equivalents	375,407	357,927	338,906
Monetary restatement assets	255,821	217,381	243,435
Other financial revenues	11,523	17,979	10,909
Total financial income	642,751	593,287	593,250

Total	(1,193,449)	(1,192,873)	(1,332,708)

The hedge effects in 2013 and 2012 are disclosed in Note 20(a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

32.    Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (see Note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of preferred shares, diluted earnings per share are not affected by stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise allocated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

The earnings per share are calculated as if options were exercised at the beginning of the period, or upon issuance, if later, and as if the funds received were used to purchase the Company own shares.

The following table presents the calculation of profit available to common and preferred shareholders and the weighted average of outstanding common and preferred shares used to calculate basic and diluted earnings per share for each the years reported:

	2013			2012
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Actual dividend proposed	161,118	88,850	249,968	160,248	89,407	249,655
Basic allocated and undistributed earnings	517,273	285,254	802,527	514,480	287,046	801,526
Allocated net income available for common and preferred shareholders	678,391	374,104	1,052,495	674,728	376,453	1,051,181

Basic denominator (thousands of shares)
Weighted average of shares	164,325	99,680	264,005	162,417	99,680	262,097

Basic earnings per thousands of shares (R$)	4.13	3.75		4.15	3.78

Diluted denominator
Weighted average of shares (in thousands)	164,325	99,680	264,005	162,417	99,680	262,097
Stock call option	627	-	627	1,329	-	1,329

Diluted weighted average of shares (in thousands)	164,952	99,680	264,632	163,746	99,680	263,426

Diluted earnings per thousands of shares (R$)	4.11	3.75		4.12	3.78

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

32.    Earnings per share - Continued

	2011
	Preferred	Common	Total
Basic numerator
Actual dividend proposed	109,037	61,540	170,577
Basic allocated and undistributed earnings	349,447	198,195	547,642
Allocated net income available for common and preferred shareholders	458,484	259,735	718,219

Basic denominator (thousands of shares)
Weighted average of shares	159,775	99,680	259,455

Basic earnings per thousands of shares (R$)	2.87	2.61

Diluted denominator
Weighted average of shares (in thousands)	159,775	99,680	259,455
Stock call option	909	-	909

Diluted weighted average of shares (in thousands)	160,684	99,680	260,364

Diluted earnings per thousands of shares (R$)	2.85	2.61

33.    Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the year ended December 31, 2013 R$3,721 (R$3,780 at December 31, 2012), and employees contributions R$5,310 (R$4,715 at December 31, 2012), The plan had 1,012 participants at December 31, 2013 (878 at December 31, 2012).

34.    Insurance coverage

The insurance coverage at December 31, 2013 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property, equipment and inventories	Assigning profit	7,915,199	19,285,514
Profit	Loss of profits	1,852,050	4,157,057
Cars and other (*)	Damages	381,008	708,639

The Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$ 318,630.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

35.    Segment information

Management considers the following segments, as follows:

•       Food retail – includes the tradenames “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini-mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the tradenames “Ponto frio” and “Casas Bahia”.

•       Cash and carry – includes the tradename “ASSAI”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br and www.partiuviagens.com.br.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the interim financial information, GPA financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

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

As a mass retailer, the Company believes that no categorization of products would differentiate the way it offers products and services at its stores, and would not represent the similarity as contemplated in paragraph 32 of IFRS 8. The Company deems impracticable the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

35.    Segment information – Continued

The Company measures the results of segments using IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker, When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability, Information about the segments is included in the following table:

	2013
Description	Food retail	Cash and carry	Home appliances	E-commerce	Total	Eliminations (*)	Total

Net sales revenue	25,414,314	6,273,426	21,745,617	4,296,905	57,730,262	-	57,730,262
Gross profit	7,029,902	913,860	6,689,792	392,629	15,026,183	-	15,026,183
Depreciation and amortization	(594,299)	(56,039)	(130,161)	(6,906)	(787,405)	-	(787,405)
Equity in an associate	33,255	-	14,055	-	47,310	-	47,310
Operating income	1,032,283	193,755	1,625,395	96,806	2,948,239	-	2,948,239
Finance expenses	(852,838)	(46,435)	(814,630)	(154,585)	(1,868,488)	32,288	(1,836,200)
Finance revenue	374,689	22,960	263,915	13,475	675,039	(32,288)	642,751
Earnings (loss) before income and social contribution taxes	554,134	170,280	1,074,680	(44,304)	1,754,790	-	1,754,790
Income and social contribution taxes	(12,799)	(58,206)	(303,980)	16,402	(358,583)	-	(358,583)
Net profit (loss)	541,334	112,074	770,701	(27,902)	1,396,207	-	1,396,207

Current assets	7,087,919	1,358,757	8,753,861	1,412,263	18,612,800	(3,065)	18,609,735
Noncurrent assets	12,717,447	2,456,542	4,376,438	550,254	20,100,681	(702,064)	19,398,617
Current liabilities	5,379,993	2,603,726	7,833,044	1,901,120	17,717,883	(705,129)	17,012,754
Noncurrent liabilities	6,300,186	278,946	1,697,586	6,916	8,283,634	-	8,283,634
Equity	8,125,187	932,627	3,599,669	54,481	12,711,964	-	12,711,964

	2012
Description	Food retail	Cash and carry	Home appliances	E-commerce	Total	Eliminations (*)	Total

Net sales	23,439,000	4,639,211	19,437,736	3,408,514	50,924,461	-	50,924,461
Gross profit	6,741,588	674,693	5,857,977	482,655	13,756,913	-	13,756,913
Depreciation and amortization	(553,084)	(43,610)	(152,945)	(1,899)	(751,538)	-	(751,538)
Equity in an associate	11,273	-	(454)	-	10,819	-	10,819
Operating income	1,509,652	145,625	1,106,134	107,796	2,869,207	-	2,869,207
Finance expenses	(872,342)	(90,094)	(745,027)	(113,037)	(1,820,500)	34,340	(1,786,160)
Finance revenue	423,439	23,514	170,692	9,982	627,627	(34,340)	593,287
Earnings (loss) before income and social contribution taxes	1,060,749	79,046	531,797	4,742	1,676,334	-	1,676,334
Income and social contribution taxes	(287,222)	(18,295)	(212,545)	(1,836)	(519,898)	-	(519,898)
Net profit (loss)	773,526	60,751	319,254	2,905	1,156,436	-	1,156,436

Current assets	7,531,844	827,835	7,650,902	861,609	16,872,190	(191,888)	16,680,302
Noncurrent assets	12,383,311	2,434,936	3,234,372	335,589	18,388,208	(236,402)	18,151,806
Current liabilities	4,376,599	2,003,619	6,324,067	1,115,274	13,819,559	(428,292)	13,391,267
Noncurrent liabilities	8,337,036	388,311	1,647,530	13	10,372,890	-	10,372,890
Equity	7,201,520	870,841	2,913,677	81,911	11,067,949	2	11,067,951

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

35.    Segment information – Continued

		2011
Description	Food retail	Cash and carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
Net sales	21,675,732	3,902,038	17,827,516	3,189,200	46,594,486	-	46,594,486
Gross profit	6,078,608	534,017	5,556,227	490,500	12,659,352	-	12,659,352
Depreciation and amortization	(515,662)	(31,703)	(123,595)	(7,417)	(678,377)	-	(678,377)
Equity in an associate	18,918	-	15,907	-	34,825	-	34,825
Operating income	1,211,935	75,204	678,527	171,697	2,137,363	-	2,137,363
Financial expenses	(925,401)	(98,655)	(816,192)	(131,871)	(1,972,119)	46,161	(1,925,958)
Financial revenue	372,360	10,873	254,307	1,871	639,411	(46,161)	593,250
Earnings (loss) before income and social contribution taxes	658,893	(12,577)	116,643	41,696	804,655	-	804,655
Income and social contribution taxes	(34,580)	4,066	(39,623)	(14,862)	(84,999)	-	(84,999)
Net profit (loss)	624,313	(8,511)	77,022	26,832	719,656	-	719,656

Current assets	8,225,600	833,336	7,517,380	884,582	17,460,898	(184,506)	17,276,392
Noncurrent assets	12,994,359	581,258	3,152,689	120,279	16,848,585	(355,973)	16,492,612
Current liabilities	6,483,760	679,817	5,951,296	926,181	14,041,054	(539,852)	13,501,202
Noncurrent liabilities	7,536,679	515,388	2,121,200	737	10,174,004	(627)	10,173,377
Equity	7,199,520	219,389	2,597,573	77,943	10,094,425	-	10,094,425

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products, Total revenues are composed of the following types of products:

	2013	2012	2011

Food	54.9%	55.1%	54.9%
Non-food	45.1%	44.9%	45.1%
Total sales	100.0%	100.0%	100.0%

At December 31, capital expenditures were as follows:

	2013	2012

Food	1,446,694	1,064,394
Non-food	402,229	329,000
Total investments	1,848,923	1,393,394

36.   Subsequent events

a)   Capital increase

At the Board of Directors’ Meeting held at February 13, 2014, the capital was increased by  R$15,522 in cash by means of the issue of 471,000 preferred shares, related to the exercise of stock options.

b)   Performance Commitment Agreement - CADE

Between January 1st, and February 12, 2014, the subsidiary Via Varejo sold 7 stores related to the requirements of CADE for the approval of the Association Agreement. See note 1 (e).