Form 20-F/A
period 2013-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2015-01-30
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F/A

Amendment no. 1

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

☐ Yes ☒ No

EXPLANATORY NOTE

The Company is amending its annual report on Form 20-F for the year ended December 31, 2013 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2014 to:

(i) revise the disclosure in the Annual Report to correct an editorial error and refer to December 31, 2013 instead of December 31, 2012 in the first paragraph under Item 15. Controls and Procedures, page 96;

(ii) correct certain editorial errors in the names of the financial statements in the headings of the pages of the audited consolidated financial statements for the years ended December 31, 2013 and 2012 (the “Revised Financial Statements”) and to make the corresponding revisions to the references to the financial statements in the reports of Deloitte Touche Tohmatsu Auditores Independentes (the “Revised Deloitte Reports”); and

(iii) include, after the consolidated financial statements for the years ended December 31, 2013 and 2012,  the audit report of Ernst & Young Terco Auditores Independentes S.S. for the year ended December 31, 2011 (the “E&Y Report”).

This Form 20-F/A consists of a cover page, this explanatory note, Item 15. Controls and Procedures, the Revised Financial Statements, the Revised Deloitte Reports, the E&Y Report, the signature page, the exhibit index and the required certifications of the principal executive officer and principal financial officer of the Company.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 30, 2014.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports that it files or submits, under the Securities Exchange Act of 1934, was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to provide reasonable assurance that information required to be disclosed by us in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer, with the participation and assistance of other members of management, have evaluated the effectiveness, as of December 31, 2013, of the Company’s “disclosure controls and procedures,” as that term is defined in Rule 13a‑15(e) under the Securities and Exchange Act of 1934, as amended (“the Exchange Act”).  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2013, are effective at the reasonable assurance level.

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

Companhia Brasileira de Distribuição Consolidated Financial Statements for the Year Ended December 31, 2013 and 2012

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

Contents

Management´s Report on Internal Control over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm	F-2

Consolidated financial statements

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

/s/ Ronaldo Iabrudi dos Santos Pereira Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	/s/ Christophe José Hidalgo Christophe José Hidalgo Chief Financial Officer

Date: April 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and Subsidiaries

São Paulo, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statements of income and  comprehensive income, changes in shareholders' equity, and cash flows for the year then ended and our report dated April 24, 2014, included an explanatory paragraph regarding reclassifications made by the Company in the comparative information presented.

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

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

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

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

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

See accompanying notes.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands of reais)

	2013	2012	2011
Cash flow provided by operating activities		reclassified	reclassified

Net income for the year	1,396,207	1,156,436	719,656
Adjustment to reconcile net income
Deferred income tax (note 22)	89,090	193,348	(57,118)
Depreciation and amortization	865,425	834,109	706,494
Equity in an associate (note 14)	(47,310)	(10,819)	(34,825)
Adjustment to present value on trade accounts receivable	(10,448)	(13,696)	22,427
Financial charges	1,000,252	1,099,034	965,557
Provision for risks (note 24)	249,183	83,477	(4,798)
Share-based payment	42,715	45,022	26,869
Barter revenue	-	(158,280)	-
Deferred revenue	(42,619)	54,418	54,759
Gain (loss) on disposal of property and equipment	44,878	(11,805)	48,820
Allowance for doubtful accounts (note 8)	451,108	340,652	256,371
Provision for obsolescence and losses and Breakage (note 11)	(1,110)	(22,683)	23,903
Provision for disposals and losses of fixed assets	-	10,989	9,791
Gain in the fair value investment	(100,007)	-	-
Others operating expenses (note 30)	322,656	(23,021)	-

Decrease (increase) in assets
Trade accounts receivable, net	(333,269)	2,173,848	(1,935,918)
Marketable securities	(24,319)	-	634,978
Inventories	(581,776)	(191,977)	(776,442)
Recoverable taxes	(284,101)	(575,266)	(506,651)
Restricted deposits for legal proceedings	(186,175)	(179,431)	(68,116)
Increase (decrease) in liabilities
Trade accounts payable	2,270,264	261,097	972,395
Payroll, related charges and taxes payable	59,439	(29,494)	169,477
Taxes, contributions payable and taxes	(128,427)	130,273	-
Related parties	(34,384)	24,530	(189,360)
Financial instruments	-	(50,000)	114,365
Other liabilities	(125,322)	158,494	(24,571)

Net cash flow provided by operating activities	4,891,950	5,299,255	1,128,063

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows - Continued

Years ended December 31, 2013, 2012 and 2011

(In thousands of reais)

	2013	2012	2011
Cash flow used in investing activities		reclassified	reclassified
Acquisition of subsidiary	(211,536)	-	-
Acquisition of property and equipment (note 16)	(1,655,827)	(1,308,951)	(1,262,640)
Acquisition of intangible assets (note 17)	(193,785)	(84,443)	(191,635)
Sales of property and equipment	98,055	87,240	97,892
Net cash used by investing activities	(1,963,093)	(1,306,154)	(1,356,383)

Cash flow from financing activities
Capital increase	16,240	21,310	22,971
Financings:
Funding and refinancing	5,278,000	7,210,792	6,918,179
Payments	(6,519,347)	(7,976,686)	(4,772,162)
Interest paid	(720,506)	(913,098)	(336,126)
Sale of noncontrolling interest (note 14 (a)(ii))	813,782	-	-
Acquisition of noncontrolling interest	(63,437)	(32,729)	(269,113)
Dividend paid	(452,664)	(186,394)	(183,468)

Net cash provided by (used in) financing activities	(1,647,932)	(1,876,805)	1,380,281

Net increase in cash and cash equivalents	1,280,925	2,116,296	1,151,961

Cash and cash equivalents at the end of year	8,367,176	7,086,251	4,969,955
Cash and cash equivalents at the beginning of year	7,086,251	4,969,955	3,817,994

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Management reclassified the balances of receivables from commercial agreements with suppliers (bonuses), whose contract allows for compensation of the receivables with the balance to be paid to their suppliers. This change aims to present such receivables consistently with its realization. The following balances at December 31, 2012 and January 1, 2012, were reclassified:

	Previously reported balance	Commercial agreements reclassification	Reclassified balance

Balance at 2012
Assets:
Accounts receivable	3,208,963	(562,884)	2,646,079
Liabilities:
Suppliers	6,803,240	(562,884)	6,240,356

	Previously reported balance	Commercial agreements reclassification	Reclassified balance

Balance at January 1, 2012
Assets:
Accounts receivable	5,437,500	(325,558)	5,111,942
Liabilities:
Suppliers	6,278,757	(325,558)	5,953,199

The impact in the cash flow statement is limited to a reclassification between lines of the operating activities.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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
1,072,849

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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
455,637

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

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

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and subsidiaries

We have audited the accompanying consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and the cash flows for the year ended December 31, 2011 of Companhia Brasileira de Distribuição and subsidiaries, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

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

By:  /s/ Ronaldo Iabrudi

Name:  Ronaldo Iabrudi

Title:  Chief Executive Officer

By:  /s/ Christophe Hidalgo

Name:  Christophe Hidalgo

Title:  Chief Financial Officer

Dated:  January 30, 2015

Exhibit Index

Exhibit
Number                 Description

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.