Form 20-F/A
period 2013-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2015-04-15
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F/A

Amendment no. 2

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

☐ Yes ☒ No

EXPLANATORY NOTE

The Company is amending its annual report on Form 20-F for the year ended December 31, 2013 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2014, and as amended by Amendment No. 1, filed on January 30, 2015, to include paragraphs 4 and 5 to the certifications in Exhibits 12.1 and 12.2 that were filed with Amendment No. 1.  The previously filed Exhibits 12.1 and 12.2 shall be replaced in their entirety with the Exhibits 12.1 and 12.2, respectively, filed with this Amendment No. 2 to the Annual Report.

This Form 20-F/A consists of a cover page, this explanatory note, Item 15. Controls and Procedures, the signature page, the exhibit index and the required certifications of the principal executive officer and principal financial officer of the Company, including the amended Exhibit 12.1 and Exhibit 12.2.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any item of the Annual Report as originally filed with the SEC and as amended by Amendment No. 1. As a result, this Amendment No. 2 does not reflect any events that may have occurred after the Annual Report was filed on April 30, 2014.

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

Dated:  April 15, 2015

Exhibit Index

Exhibit Number	Description

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.