Form 20-F
period 2014-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2015-04-30
CIK 1038572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

gpa.ri@gpabr.com

Avenida Brigadeiro Luiz Antonio, 3,142

01402-901 São Paulo, SP, Brazil

(Address of principal executive offices)

________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange**
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share	New York Stock Exchange .

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

165,625,332 Preferred Shares, no par value per share

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

☐ Yes ☒ No

ii

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our” and “Company” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise, (ii) “Nova HoldCo” are to Nova Pontocom Comércio Eletrônico S.A. and its subsidiaries prior to the e-commerce reorganization as described herein, (iii) “Cnova” are to Cnova N.V., which owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the e-commerce business of the Casino Guichard-Perrachon Group, or the Casino Group and its affiliates entities in France, Latin America (including Brazil) and Asia, (iv) “Cnova Brazil” are to Cnova Comércio Eletrônico S.A., a wholly-owned subsidiary of Cnova, owning the Brazilian e-commerce businesses of CBD and Via Varejo S.A., or Via Varejo, following the completion of the e-commerce reorganization described herein, (v) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (vi) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value.  All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon.

All references herein to the “real,” “reais” or “R$” are to Brazilian real, the official currency of Brazil.  All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted by the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts in respect of the year ended December 31, 2014 was R$2.656 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2014, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.  See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D.  Risk Factors,” “Item 4B.  Business Overview” and “Item 5.  Operating and Financial Review and Prospects.”  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•         global economic conditions and their impact on consumer spending patterns, particularly in Brazil and France;

•         our ability to sustain or improve our performance;

•         competition in the Brazilian and French retail industry in the sectors in which we operate;

•         government regulation and tax matters;

•         adverse legal or regulatory disputes or proceedings;

•         credit and other risks of lending and investment activities;

•         ability to expand our operations outside of our existing markets; and

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.            Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this annual report and prepared in accordance with IFRS.  The consolidated balance sheet data as of December 31, 2010, 2011 and 2012 and consolidated statement of income data for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2014 have been translated into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2014, of R$2.656 to US$1.00 (subject to rounding adjustments).

	As of and for the Year Ended December 31,
	2010(1)	2011	2012(2)	2013(2)	2014	2014
			(reclassified)	(reclassified)
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Statement of income data

Net operating revenue	32,092	46,594	51,016	57,854	65,525	24,671
Cost of sales	(24,241)	(33,935)	(37,210)	(42,750)	(48,580)	(18,291)
Gross profit	7,851	12,659	13,806	15,104	16,945	6,380
Selling, general and administrative expenses	(5,817)	(9,620)	(10,164)	(10,742)	(11,787)	(4,438)
Depreciation and amortization	(446)	(678)	(751)	(787)	(821)	(309)
Other operating expenses, net	(128)	(259)	(33)	(673)	(441)	(166)
Operating expenses, net	(6,391)	(10,557)	(10,948)	(12,202)	(13,049)	(4,913)
Profit from operations before financial income (expenses) and share of profit of associates..	1,460	2,102	2,858	2,902	3,896	1,467
Financial income	332	593	593	643	688	259
Financial expenses	(1,155)	(1,926)	(1,786)	(1,836)	(2,195)	(826)
Financial expenses, net	(823)	(1,333)	(1,193)	(1,193)	(1,508)	(567)
Share of profit of associates	35	35	11	47	108	41
Profit before income tax and social contribution.	671	805	1,676	1,756	2,496	940
Income tax and social contribution	(85)	(85)	(520)	(360)	(736)	(277)
Net income for the year	586	719	1,156	1,396	1,760	663
Attributed to controlling shareholders	619	718	1,051	1,052	1,270	479
Attributed to noncontrolling shareholders	(33)	1	105	344	490	186
Other comprehensive income for the year, net of income tax	—	—	—	—	4	2
Total comprehensive income for the year	586	719	1,156	1,396	1,764	664
Attributed to controlling shareholders	619	718	1,051	1,052	1,271	479
Attributed to noncontrolling shareholders	(33)	1	105	344	493	186

Basic earnings per share (weighted average for the year) (in R$)
Preferred	2.50	2.87	4.15	4.13	4.97	1.87
Common	2.27	2.61	3.78	3.75	4.51	1.70
Diluted earnings per share (weighted average for the year) (in R$)
Preferred	2.48	2.85	4.12	4.11	4.95	1.86
Common	2.27	2.61	3.78	3.75	4.51	1.70

Basic earnings per ADS (in R$)	2.50	2.87	4.15	4.12	4.97	1.87
Diluted earnings per ADS (in R$)	2.48	2.85	4.12	4.11	4.95	1.86

Weighted average number of shares outstanding (in thousands)
Preferred	156,873	159,775	162,417	164,773	165,603	165,603
Common	99,680	99,680	99,680	99,680	99,680	99,680
Total	256,553	259,455	262,097	264,453	265,283	265,283

Dividends declared (in R$)
Preferred	0.69	0.68	0.65	0.98	0.98	0.37
Common	0.63	0.62	0.59	0.89	0.89	0.34
Dividends declared (in R$)(3)	0.69	0.68	0.65	0.98	0.98	0.37

Balance sheet data

Cash and cash equivalents	3,818	4,970	7,086	8,367	11,149	4,198
Property and equipment	6,794	7,358	8,114	9,053	9,699	3,652
Total assets (4)	29,772	33,443	34,832	38,007	45,500	17,131
Current borrowings and financing	2,915	4,918	4,211	5,172	6,594	2,483
Noncurrent borrowings and financing	5,592	6,241	6,281	4,323	3,134	1,180
Shareholders’ equity	9,501	10,094	11,068	12,712	14,482	5,453
Share capital(5)	5,580	6,129	6,710	6,764	6,792	2,557

Other financial Information
Net cash provided by (used in):
Operating activities	361	1,128	5,299	4,892	5,016	1,889
Investing activities	(1,399)	(1,356)	(1,306)	(1,963)	(1,650)	(621)
Financing activities	2,514	1,380	(1,877)	(1,648)	(636)	(239)
Capital expenditures	(1,522)	(1,723)	(1,426)	(2,127)	(1,963)	(738)

________________________________

(1)   Includes the results of operations of Nova Casa Bahia S.A., or Nova Casa Bahia, which operates under the brand name Casas Bahia as from November 1, 2010.

(2)   In 2014, we began to record revenues and costs associated with rentals of commercial spaces as “sales revenue of goods and/or services” and “cost of goods sold and/or services”, respectively, as a result of the increased participation of this activity in the Multivarejo segment, better displaying this activity in the Company's financial statements. Our management believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.  Previously, we had recorded such net revenues and costs as selling expenses recovery.  In order to make our financial statements for the years ended December 31, 2013 and 2012 comparable to our financial statements for the year ended December 31, 2014, we reclassified our revenues and costs associated with rentals of commercial spaces for the years ended December 31, 2013 and 2012 in line with this new accounting policy.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.  We have not reclassified our financial statements for the years ended December 31, 2011 and 2010 to account for these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and the changes are not considered material for these periods.

(3)   Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

(4)   For our financial statements as of and for the years ended December 31, 2012 and 2011, we reclassified balances of receivables related to bonuses that were granted by suppliers under commercial agreements – See Note 2 to December 31, 2014 financial statements.  Pursuant to the terms of these agreements, we were allowed to offset receivables due to us by the suppliers with the outstanding balance to be paid by us to the suppliers.  This reclassification aimed at presenting these receivables consistently with their realization.  We have not retrospectively revised our consolidated balance sheet data as of December 31, 2010 due to practical difficulties in obtaining the remaining information for the reclassification of this date and the fact that the difference would not be considered material.

(5)   On February 12, 2015, our board of directors approved a capital increase in connection with our new stock option plan.  See “Item 6B. Compensation—Employee Stock Option Plans.”  The capital increase will be in the amount of R$1 million and our subscribed capital after the increase will total R$6,793 million.

	As of and for the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
Operating Data	(R$, except as indicated)					(US$, except as indicated)
Employees at period end(1)	144,914	149,070	151,037	156,451	159,829
Total square meters of selling area at period end	2,811,103	2,855,851	2520,373	2657,403	2,771,460

Number of stores at period end:
Pão de Açúcar	149	159	163	168	181
Extra Hiper(2)	110	132	138	138	137
Minimercado Extra and Minuto Pão de Açúcar	68	72	107	164	256
Extra Supermercado(4)	231	204	207	213	207
Assaí	57	59	61	75	84
Pontofrio	506	401	397	397	374
Casas Bahia	526	544	568	602	663
Cnova	—	—	—	—	—
Total number of stores at period end	1,647	1,571	1,641	1,757	1,902

Net operating revenue per employee(1):
Pão de Açúcar	287,016	288,256	243,825	324,689	346,472	130,449
Extra Hiper (2)	431,185	457,355	442,813	458,663	496,126	186,794
Minimercado Extra and Minuto Pão de Açúcar (3)	N/A	270,466	195,418	218,461	179,230	67,481
Extra Supermercado(4)	316,028	256,486	338,644	370,867	396,860	149,420
Assaí	418,860	486,356	545,787	548,808	610,144	229,723
Pontofrio	466,002	365,954	542,007	580,086	590,149	222,195
Casas Bahia(5)	N/A	464,689	474,760	525,507	547,875	206,278
Cnova(6)	—	—	—	—	—	—
CBD average net operating revenue per employee	383,818	369,937	397,608	432,440	452,408	170,334

Net operating revenue by store format:
Pão de Açúcar	4,287	4,740	5,252	5,761	6,327	2,382
Extra Hiper (2)	11,658	12,364	13,504	14,463	14,490	5,456
Minimercado Extra and Minuto Pão de Açúcar(3)	N/A	182	241	451	638	240
Extra Supermercado(4)	4,597	4,390	4,381	4,863	4,959	1,867
Assaí	2,943	3,902	4,639	6,273	8,326	3,135
Pontofrio	4,455	4,524	4,872	5,341	5,222	1,966
Casas Bahia(5)	2,448	13,304	14,566	16,405	17,390	6,547
Cnova(6)	1,704	3,189	3,409	4,297	8,172	2,163
Real Estate Projects(7)	–	–	152	–	–	–
Total net operating revenue	32,092	46,594	51,016	57,854	65,524	24,671

Average monthly net operating revenue per square meter(8):
Pão de Açúcar	1,835	1,945	2,042	2,213	2,362	889
Extra Hiper (2)	1,219	1,280	1,311	1,353	1,341	504
Minimercado Extra and Minuto Pão de Açúcar(3)	N/A	1,027	1,149	1,118	1,143	430
Extra Supermercado(4)	1,188	1,331	1,484	1,618	1,624	611
Assaí	1,790	1,778	2,036	2,257	2,367	891
Pontofrio	1,033	1,498	1,578	1,723	1,765	664
Casas Bahia(5)	N/A	1,480	1,573	1,708	1,737	653
Cnova(6)	—	—	—	—	—	—
CBD average monthly net operating revenue per square meter	1,287	1,565	1,547	1,640	1,957	736

Average ticket amount:
Pão de Açúcar	33	36	40	45	50	19
Extra Hiper (2)	53	64	59	64	70	26
Minimercado Extra and Minuto Pão de Açúcar(3)	N/A	12	13	15	15	6
Extra Supermercado(4)	24	25	27	30	33	12
Assaí	85	89	104	116	134	51
Pontofrio	564	451	433	486	517	195
Casas Bahia(5)	361	372	392	451	489	184
Cnova(6)	538	486	428	420	419	158
CBD average ticket amount	54	73	79	88	97	37

Average number of tickets per month (Brazilian reais – R$):
Pão de Açúcar	10,765,303	10,882,640	10,862,968	10,770,189	10,502,201
Extra Hiper (2)	18,237,819	18,025,561	18,966,815	18,811,073	17,273,270
Minimercado Extra and Minuto Pão de Açúcar (3)	N/A	1,355,022	1,563,405	2,575,492	3,463,884
Extra Supermercado(4)	16,026,255	14,588,413	13,693,582	13,461,964	12,595,001
Assaí	2,885,286	3,671,405	3,732,878	4,527,849	5,164,456
Pontofrio	658,275	835,446	938,511	915,119	841,098
Casas Bahia(5)	564,626	2,978,613	3,100,208	3,028,962	2,962,453
Cnova(6)	263,747	547,328	663,300	852,992	1,142,718
CBD average number of tickets per month	49,401,310	52,884,427	53,521,666	54,943,639	53,909,401

___________________________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   In 2010, includes the results of operations of Extra Hiper stores and Minimercado Extra stores.  Includes revenues associated with rentals of commercial spaces in 2012, 2013 and 2014. Revenues of gas stations, drugstores, food delivery and  in-store pick-up are included in the respective banner.

(3)   In 2010, the results of operations of Minimercado Extra are included in Extra Hiper banner.

(4)   In 2010, includes the results of operations of Sendas and CompreBem stores.  During 2010 and 2011, we converted the Sendas and CompreBem stores into Extra Supermercado stores.

(5)   In 2010, includes the results of operations of Casas Bahia stores as from November 1, 2010.

(6)   Includes all e-commerce assets of the Company, which, following the reorganization described in “Item 4B. Business Overview—Our Company—E-commerce Operating Segment,” includes our e-commerce operations in France, Latin America (including Brazil) and Asia.  We began consolidating Cnova’s e-commerce operations in France, Latin America (excluding Brazil, which we already consolidated) and Asia on July 31, 2014. For further information, see “Item 4B. Business Overview—Operations—E-commerce Operating Segment.”

(7)   In 2012, R$152 million net operating revenue (R$153 million gross operating revenue) was recognized from real estate projects through a barter transaction. The barter transaction revenue is the net result of the book value of the assets swapped. For further information on the barter transactions, see note 11(c) to our audited consolidated financial statements included elsewhere in this annual report.

(8)   Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last years experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between mid-2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00.  Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010.  During 2011, 2012 and 2013 the real depreciated against the U.S. dollar and reached at year end 2013 R$2.343 per US$1.00.  During 2014 the real depreciated against the U.S. dollar and on December 31, 2014 the exchange rate was R$2.656 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2010	1.655	1.881	1.759	1.666
2011	1.535	1.902	1.675	1.876
2012	1.702	2.112	1.955	2.044
2013	1.953	2.446	2.161	2.343
2014	2.197	2.740	2.355	2.656
	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
October 2014	2.391	2.534	2.448	2.444
November 2014	2.484	2.614	2.548	2.560
December 2014	2.561	2.740	2.639	2.656
January 2015	2.575	2.711	2.634	2.662
February 2015	2.689	2.881	2.816	2.878
March 2015	2.866	3.268	3.139	3.208
April 2015 (through 23, 2015)	3.008	3.156	3.076	3.008

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

Risks Relating to Brazil and other Markets in Which We Operate

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

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us.  Recent economic and political instability has led to legislative or regulatory changes that resulted in increased economic uncertainty, a negative perception of the Brazilian economy and outlook and heightened volatility in the Brazilian securities markets, which may adversely affect us and our securities.

Political crisis in Brazil in the past has affected the development of the Brazilian economy and the trust of foreign investors, as well as the public in general.  Recent popular unrest in Brazil has led to large demonstrations, which serves as an example of the population’s growing dissatisfaction with corruption and certain political measures.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2005 and 2014, the base interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, in Brazil varied between 19.75% per annum and 7.25% per annum.  Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business.  We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.  Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, especially in connection with our home appliance segment, which could have a negative effect on our financial income.  Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate.  Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.  For example, the real appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, as a result of the worsening global economic crisis, the real depreciated 32% against the U.S. dollar, closing at R$2.337 to US$1.00 on December 31, 2008.  For the years ended December 31, 2009 and 2010, the real appreciated 25.5% and 4.2%, respectively, against the U.S. dollar, closing at R$1.741 and R$1.666 to US$1.00 on December 31, 2009 and 2010, respectively.  For the years ended December 31, 2011, 2012, 2013 and 2014 the real depreciated 12.6%, 8.9%, 14.6% and 13.4%, respectively, against the U.S. dollar, closing at R$1.876, R$2.044, R$2.343 and R$2.656 to US$1.00, respectively.  The real may substantially depreciate or appreciate against the U.S. dollar in the future.  Exchange rate instability may have a material adverse effect on us.  Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.

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

A substantial part of the population in emerging markets relies on cash payments, which may impact our ability to grow our e-commerce business in those markets.

In emerging markets, including certain Latin American countries, African countries and certain Asian countries, a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. Since our e-commerce business is dependent on customers' use of electronic payment methods, a reliance of cash in any of the markets in which we operate could impact our ability to grow our business in such market. Although we expect that over time the prevalence of cash payments will decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, this may not happen quickly or at all.

Risks Relating to our Industries and Us

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

In the e-commerce segment we compete with other large well established players that, similar to us, offer a wide range of products, as well as with specialized retailers that focus on one or a few products.  Because barriers to entry are much lower than in traditional retail, competition in the e-commerce market in Brazil and France is even more intense and if we are unable to respond to changes in these markets our market share and net income may be adversely affected.

Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our Pão de Açúcar, Minuto Pão de Açúcar, Cdiscount, Extra, Extra Supermercado, Minimercado Extra, Casas Bahia, Pontofrio, and Assaí brands contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to maintaining and expanding our base of customers, vendors and marketplace sellers. Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer experience, based on our competitive pricing, our large assortment of products, the range and convenience of the delivery options we offer and providing a user-friendly buying experience, including having dedicated customer service teams available, and our ability to provide a reliable, trustworthy and profitable market to our vendors and marketplace sellers.

Customer complaints or negative publicity about our sites, product offerings, services, delivery times, customer data handling and security practices or customer support could harm our reputation and diminish consumer use of our sites, and consumer, vendor and marketplace seller confidence in us. A diminution in the strength of our brands and reputation could have a material adverse effect on our business, financial condition and operating results.

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

Approximately 80% of our products are distributed through our 61 distribution centers and depots located in the southern, southeastern, mid-western and northeastern regions of Brazil.  If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us.  Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores.  Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

In our e-commerce segment, fulfillment is essential to our ability to provide a high level of service to our customers. If we do not optimize and operate our distribution centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges and a reduction in our gross profit margin, excluding shipping cost, or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, such as due to a failure of mechanized equipment at our distribution centers, or if certain products are out of stock, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We are exposed to risks related to customer financing and loans.

We have a financial partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, through which we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers credit cards, financial services and insurance at our stores.  In addition, installment sales are widely used in the Brazilian home appliance market.  FIC is subject to the risks normally associated with providing these types of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to its customers, which could have a material adverse effect on us.

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

·         minimum capital requirements;

·         requirements for investment in fixed capital;

·         credit limits and other credit restrictions;

·         accounting requirements; and

·         intervention, liquidation and/or temporary special management systems.

The retail segment is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the retail segment has experienced periods of economic slowdown that led to declines in consumer expenditures.  The success of operations in the home appliances retail sector depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels.  Reductions in credit availability and more stringent credit policies by us and credit card companies may negatively affect our sales, especially in the home appliance segment.  Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and more susceptibility to increases in the unemployment rate.  These conditions may cause a material adverse effect on us.

Because the Brazilian retail industry is perceived as essentially growth-oriented, we are dependent on the growth rate of Brazil’s urban population and its different income levels.  Any decrease or slowdown in growth may adversely affect our sales and our results of operation.

Unauthorized disclosure of customer data through breach of our computer systems or otherwise could cause a material adverse effect on us.

One of the main e-commerce issues is the safe transmission of confidential information of our customers on our servers and the safe data storage on systems that are connected to our servers.  We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems and software, as well as the data centers through which we collect, maintain, transmit and store data about our customers, vendors, marketplace sellers and others, including payment information and personally identifiable information, as well as other confidential and proprietary information. Because our technology systems are highly complex, they are subject to failure.

Our cybersecurity measures may not detect or prevent all attempts to compromise our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations, which could result in a shutdown of our sites for a short or extended period and have an adverse and material effect on our business. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks.

We have in the past been, and are likely again in the future to be, subject to these types of attacks, although to date no such attack has resulted in any breach of our systems, material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our sellers, buyers or other participants, or the communication infrastructure on which we depend. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships. Any compromise or breach of our security measures, or those of our third-party service providers, could result in us violating applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results.

We depend on the transportation system and infrastructure to deliver our products to our stores.

Products destined for all of our stores are distributed through our distribution centers located in 17 Brazilian states and the Federal District.  The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.  In our e-commerce segment, our reputation and ability to retain, acquire and serve our customers are dependent upon the reliable uninterrupted performance of our sites and the underlying infrastructure of the Internet, including fixed-line and mobile communications networks operated by third parties over which we have no control.

Any significant interruptions or reduction in the use of transportation infrastructure or in their operations in the cities where our distribution centers are located, as a result of natural disasters, fire, accidents, systemic failures or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us. Furthermore, any damage to, or failure of, our third-party communication networks or data centers, whether due to system failures, computer viruses, physical or electronic break-ins or other unexpected events or disruptions, could cause system interruption, delays and loss of critical data, prevent us from providing our services on a timely basis or limit or prevent access to our sites and cause partial or complete shutdowns of our sites, which could have a material adverse effect on our business, financial condition and operating results.

We may not be able to adapt to changing consumer habits.

We compete with other retailers based on price, product mix, store location and layout and services.  Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes.

If we are unable to adapt our store format mix or layout, identify locations and open stores in preferred areas, quickly adjust our product mix or prices under each of our banners and segments or otherwise adjust to changing consumer preferences, such as shopping on mobile devices, our business and results of operation could be materially adversely affected.

Our controlling shareholder has the ability to direct our business and affairs.

Our controlling shareholder, the Casino Guichard-Perrachon Group, or the Casino Group, through our holding company, Wilkes Participações S.A., or the Holding Company, has the power to, among other things, appoint the majority of the members to our board of directors, who, in turn, appoint our executive officers; determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Law No. 6,404, dated December 15, 1976, as amended, or Brazilian corporate law; determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; enter into new partnerships; and deliberate on financings and similar transactions.  Our controlling shareholder may prevail over our other shareholders or holders of ADSs.  For a description of our ownership structure, see “Item 7A. Major Shareholders.”

Severe drought conditions could have a material adverse effect on our overall business.

Approximately 70% of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. A severe drought in certain regions of Brazil has reduced hydrogenation in the affected regions. In response, the Brazilian government has considered instituting a rationing program; however, no such program has yet been instituted. If the amount of water available to energy producers becomes increasingly scarce due to drought affecting or diversion for other uses, the Brazilian government could institute a rationing program and the cost of energy, which represented approximately 1.0% of our total cost of goods sold in 2014, may increase.  Such conditions could have a material adverse effect on our sales and margins.

Risks Relating to the Preferred Shares and ADSs

If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the Banco Itaú Corretora de Valores S.A., or the Custodian, for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration.  If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner.  The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.  See “Item 10D. Exchange Controls.”

You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  The top 10 stocks in terms of trading volume accounted for approximately 39%, 39% and 46% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA, in 2012, 2013 and 2014, respectively.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population.  To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  Our stores have operated under different banners targeted at the various income segments of the Brazilian population.  For further information on our banners, see “Item 4B. Business Overview—Our Company” and “—Operations.”

In order to implement that strategy and to increase our market share, between 1981 and 2003 we acquired important supermarket chains such as Coopercitrus, Lourenção, Barateiro, Peralta, ABC Supermercados, Sé Supermercados, Sendas and small chains, such as São Luiz, Nagumo and Rosado. These chains were later and gradually converted into our current banners.

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

In 2010, we consolidated our leading position in the retail segment in Brazil and we believe we became the largest home appliance retailer in the country as a result of our association with the partners (represented by the Klein Family) of Casa Bahia Comercial Ltda., or Casa Bahia Comercial, a Brazilian home appliances retailer which operates under the brand name Casas Bahia, or the Casas Bahia association.  Pursuant to the association agreement, by means of a corporate reorganization, we and the partners of Casa Bahia Comercial merged our respective businesses in the home appliances and e-commerce segments under Via Varejo.  As a result we then owned 52.4% of Via Varejo.

In April 2013, we and Via Varejo entered into a term of undertaking (Termo de Compromisso de Desempenho), or the Term of Undertaking, with the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica), or CADE, for the approval of the Casas Bahia association.

Our main undertaking under the Term of Undertaking was to divest 74 stores, distributed across 54 cities and seven states, representing approximately 3% of Via Varejo’s consolidated gross sales in 2013.  As of December 31, 2014, we had divested 40 stores and still had 34 remaining stores located in the states of São Paulo, Rio de Janeiro, Goiás, Minas Gerais and Mato Grosso, which still await the compliance with the precedent condition of the agreement to divest.  As a result of not selling these remaining stores, we paid a total fine of R$12 million.

On October 17, 2013, we, Via Varejo and Nova HoldCo entered into a stock purchase agreement pursuant to which we acquired 6.2% of Nova HoldCo’s capital stock from Via Varejo for R$80.0 million and 1.95% of Nova HoldCo’s capital stock from minority shareholders for R$25 million.  As a result, Nova HoldCo became our direct subsidiary of which we hold 52.06% of the capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact on our consolidation of Nova HoldCo’s results of operations and financial condition on our financial statements, since we previously held, through Via Varejo, the indirect control of Nova HoldCo.

In addition, Via Varejo and Nova HoldCo entered into (i) an operational agreement that establishes the terms and conditions of their relationship, synergies and complementary operations.  Pursuant to this operational agreement, Via Varejo and Nova HoldCo will, among other things, share logistics and marketing costs for their mutual benefit, as well as an electronic catalog of products from which they will negotiate in good faith purchases between them; and (ii) a shareholders’ agreement that establishes the corporate governance framework and other property rights for Nova HoldCo.

On December 27, 2013, our subsidiary, Via Varejo, concluded its public offering in Brazil with selling efforts to qualified institutional buyers in the United States and to institutions and other investors who were not U.S. persons elsewhere.  The offering raised approximately R$3 billion in proceeds.  The public offering was structured as a secondary public offering of Units, each Unit consisting of one common share and two preferred shares of Via Varejo.

We sold a total of 38.9 million Units for approximately R$897 million, which reduced our shareholding in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.  No gain was recorded as a result of this transaction.  The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock.  As of the date of this annual report, the Klein Family owns 27.31% of Via Varejo’s total capital stock. Via Varejo has 29.3% of its total stock capital in the free float.

As a consequence of the reduction of its participation in Via Varejo’s capital stock, the Klein Family no longer has certain rights under the shareholders’ agreement entered into by and among us, the Klein Family and Via Varejo, among which are Mr. Michael Klein’s appointment to the position of chairman of the board of directors of Via Varejo and the right to consent with respect to Via Varejo’s vote at shareholders’ meetings of its subsidiary Nova HoldCo or by members of the board of directors of Nova HoldCo regarding certain matters.  In addition, the Klein Family has the right to appoint only two members of the board of directors of Via Varejo.

On July 11, 2014, we, the Casino Group, Via Varejo, Nova HoldCo and Cnova Brazil entered into a Framework and IPO Agreement, or the Cnova Framework and IPO Agreement.  Subsequently, Cnova, Almacenes Ã‰xito S.A., or Ã‰xito, CDiscount Group S.A.S., or Cdiscount, Germán Quiroga and another founder of Nova HoldCo also became parties to the Cnova Framework and IPO Agreement, which provided for the reorganization of the e-commerce business of the Casino Group and its affiliates in France, Latin America (including Brazil) and Asia under the common ownership and/or control of Cnova.  The reorganization was effected in accordance with the Cnova Framework and IPO Agreement through the steps described below.

On or shortly prior to July 24, 2014 (except for clause (v) below, which was completed on November 17, 2014):

(i)       the Casino Group effected a contribution in kind of all issued and outstanding shares it held in Cdiscount, the holding company through which the Casino Group conducted its e-commerce business in France, Colombia and Asia to Cnova, as a result of which Cnova now owns the majority (approximately 99.8%) of the shares of Cdiscount and as a result controls the Cdiscount business in France and abroad;

(ii)     Nova HoldCo effected a contribution in kind of substantially all of its assets and liabilities to a wholly-owned Brazilian subsidiary, Cnova Brazil, as a result of which Cnova Brazil owns our and Via Varejo’s Brazilian e-commerce businesses;

(iii)    Nova HoldCo reorganized the ownership structure of Cnova Brazil, such that, prior to the completion of step (iv), 100% of the share capital of Cnova Brazil was held by Marneylectro B.V. (a Dutch holding company), or DutchCo, which is in turn a wholly-owned subsidiary of Marneylectro S.Ã .r.l. (a Luxembourg holding company), or LuxCo, which is in turn a wholly-owned subsidiary of Nova HoldCo;

(iv)   Following the completion of the preceding steps, DutchCo contributed all of the issued and outstanding shares in Cnova Brazil to Cnova, as a result of which Cnova owns our and Via Varejo’s Brazilian e-commerce businesses;

(v)     the Casino Group transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd, or C-Asia, which controls the Casino Group’s e-commerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount, resulting in Cnova acquiring indirectly 60% of the equity interests in C-Asia; and

(vi)   Cnova obtained control over the e-commerce business of the Casino Group in Colombia, operated through Cdiscount Colombia S.A., or Cdiscount Colombia.  In connection with this step, Ã‰xito contributed 21% of its equity interest in Cdiscount Colombia to Cnova in consideration for 0.16% of Cnova’s share capital.

Following the reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the e-commerce business of the Casino Group and its affiliated entities in France, Latin America (including Brazil) and Asia.

On November 25, 2014, our subsidiary, Cnova, concluded its initial public offering of ordinary shares on the Nasdaq Global Select Market and raised approximately US$204.1 million in gross proceeds.  On January 23, 2015, Cnova also listed its ordinary shares on the Euronext Paris.

On December 30, 2014, Nova Holdco transferred 5,838,233 shares in the capital of LuxCo to us and 4,902,270 shares in the capital of LuxCo to Via Varejo in connection with a restructuring of an intercompany debt owed by Nova Holdco. As a result of those transfers, CBD, Via Varejo and Nova Holdco directly hold approximately 2.65%, 2.22% and 95.13%, respectively, of the issued and outstanding shares in the capital of LuxCo and CBD, Via Varejo and certain minority shareholders indirectly hold approximately 26.1%, 21.9% and 1.80%, respectively, of the issued and outstanding shares in the capital of Cnova.

In 2014 it was approved by the Board of Directors, as recommended by the Corporate Governance Committee, a policy for Related Party Transactions. Under such policy it was determined that the Audit Committee is required to assess whether the guidance contemplated in said policy was observed in certain transactions of this nature to be brought to the Board of Directors for approval. In several Audit Committee meetings such transactions among related parties were analyzed to ensure the policy had been complied with.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$5,515 million in our operations in the three years ended December 31, 2014.  Our capital expenditure and investment plan for 2015 contemplates capital expenditures and investments for 2015 in the total amount of approximately R$2 billion relating to (i) the opening of new stores, purchase of real estate and conversion of stores, (ii) the renovation of existing stores, and (iii) improvements to information technology, logistic and other infrastructureâ€‘related capital expenditures and investments.  The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations. Our investments in the last three years have included:

Opening of new stores and purchases of real estate – In the food retail sector, we seek real estate properties to open new stores under one of our banners in regions or local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 444 new stores from 2012 through 2014, including those in the food retail sector and those in the home appliances retail sector.  The total cost of opening these new stores and the purchase of real estate from 2012 through 2014 was R$1,654 million.

Acquisition of retail chains and companies – We have paid an aggregate of R$376 million from 2012 through 2014 for the acquisition of equity interests in other companies, including Sendas, AssaÃ, and, more recently, Indústria de Móveis Bartira Ltda., or Bartira, a furniture maker that sells exclusively to Casas Bahia.

Renovation of existing stores – We usually remodel a number of our stores every year.  Through our renovation program we modernized refrigeration equipment in our stores, create a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems.  The total cost of renovating stores from 2012 through 2014 was R$1,740 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  We have made significant investments in information technology in an aggregate amount of R$1,118 million from 2012 through 2014.  For more information on our information technology, see “Item 4B. Business Overview—Technology.”

Expansion of distribution facilities – Since 2009, we have opened distribution centers in the cities of São Paulo, BrasÃlia, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.  We have invested an aggregate of R$627 million on our distribution facilities from 2012 through 2014.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2014:

	Year Ended December 31,
	2012	2013	2014
	(in millions of R$)
Opening of new stores	286	521	513
Purchases of real estate	97	199	38
Acquisition of retail chains and companies	33	276	67
Renovation of existing stores	564	612	565
Information technology	338	371	410
Distribution centers	109	148	370
Total	1,426	2,127	1,963

4B.            Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.3% of Brazil’s gross domestic product, or GDP, in 2014.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of approximately R$295 billion in 2014, representing a 8.3% nominal increase compared with 2013.

The Brazilian retail food industry is highly fragmented.  Despite consolidation within the industry, according to ABRAS, the five largest supermarket chains represented approximately 52.2% of the retail food industry in 2014, as compared to 46.6% in 2013.  Our consolidated gross sales represented 24.7% of the gross sales of the entire retail food industry in 2014, also according to ABRAS.

The cash and carry segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale. According to the Brazilian Association of Wholesalers and Distributors of Industrial Products (Associação Brasileira da Atacadistas e Distribuidores de Produtos Industrializados) the cash and carry sector in Brazil had gross revenues of approximately R$212 billion in 2014, representing a nominal increase of 7.3% over the previous year.

According to data published in February 2015 by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the volume of sales in the food retail sector increased by 1.3% in 2014 compared to 2013.  This data mainly reflects the increase in the Brazilian population’s purchasing power, mostly driven by the rise in the salaries and number of people employed.

According to the IBGE, the volume of sales in furniture and house appliances sector in Brazil increased by 7.2% in 2014 relation to the previous year.  This performance occurred due to the maintenance of the employment and income growth and credit availability.

According to the IBGE, the total population of Brazil was approximately 203 million in 2014, a 17.6% growth since 2001.  Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE estimate for 2014, the city of São Paulo has a population of approximately 11.9 million and the city of Rio de Janeiro has a population of approximately 6.5 million.  These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 44.0 million, representing 21.7% of the Brazilian population and is our largest consumer market.  The State of Rio de Janeiro is our second largest consumer market, with approximately 336 stores.

According to IBGE, gross income in Brazil increased approximately 4.4% in 2014 compared to 2013.  During the same period, private consumption increased 0.9%, and Brazil’s GDP also increased 0.1%.  Among the reasons for the growth are the 2.7% increase in average real income and the 7.2% increase in household credit as a percentage of GDP.

According to the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, the Gini index, a measure of income inequality, in Brazil has decreased for the 12th consecutive year, in January 2012 reaching the lowest level since the 1960’s (0.5190).  During the past 10 years, income for the poorest 50% in Brazil increased 68%, while it increased only 10% for the richest 10%.

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

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo), or IPC, Maps 2013.

Class Level	Average Monthly Income (in R$)
A1	24,770
A2	13,261
B1	11,110
B2	4,335
C1	2,321
C2	1,470
D	1,070
E	732

According to a study by IPC Maps 2013, classes A1 and A2 households will account for only 4.6% of the urban population and classes B1 and B2 households will account for 33.4% of the urban population.  Classes C1, C2, D and E will collectively represent 62.0% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population.  The Brazilian monthly minimum wage increased 8.8% from R$724.00 in January 2014 to R$788.00 in January 2015.  Our management believes based on internal data for the years immediately following the introduction of the real in 1994, that even small purchasing power increments generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium-priced food products and other non-food items, including home appliances and consumer electronics.

Our Company

We are the largest retailer in Brazil, with a market share of approximately 24.7% in 2014, according to ABRAS.  As of December 31, 2014, our total gross sales, including the food and non-food categories, totaled R$73 billion. On the same date, we operated 1,902 stores, 83 gas stations and 158 drugstores in 20 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 61 distribution centers and depots located in 17 Brazilian states and the Federal District.

We classify our various business segments into four operating segments as follows (see note 34 to our audited consolidated financial statements included elsewhere in this annual report):

•         Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Extra Supermercado, (ii) hypermarkets through the banner Extra Hiper and (iii) neighborhood stores through the banners Minimercado Extra and Minuto Pão de Açúcar. The food retail segment also includes the revenues related to rentals of commercial spaces.

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

•         Home appliances segment, which consists of sales of durable goods (i.e., electronics, home appliances, furniture and other items for the home) and the provision of products and services, such as specialized and convenient sales and after-sales service through Casas Bahia and Pontofrio stores and “mobile stores,” a new format focused on selling mobile phones, tablets, accessories, services and post-paid plans of Brazil’s leading mobile carriers.

•         E-commerce segment, which consists of Cnova operations through Cdiscount websites in France and Brazil, and operations in Colombia, Thailand, Vietnam, Ivory Coast, Ecuador, Belgium, Senegal and Cameroon (launched in 2014) and in Panama (launched in 2015), and operations in Brazil under the sites Extra.com.br, Pontofrio.com.br and Casasbahia.com.br. Cnova also operates specialty sites both in France and Brazil, including Comptoirsante.com, Moncornerdeco.com, Monshowroom.com, Barateiro.com.br and PartiuViagens.com.br, as well as B2B solutions, such as eHub, an e-commerce platform solution for third parties.

In the food retail, home appliance and e-commerce segments we also provide extended warranties to our customers upon the sale of home appliances at our stores.

Segment Revenue and Income Distribution

The table below shows the breakdown of our consolidated gross and net operating revenue by operating segment.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2014
Operating segment	Gross Operating Revenue from the Segment	Percentage of Total Gross Operating Revenue	Net Operating Revenue from the Segment	Percentage of Total Net Operating Revenue
	(in millions of R$)		(in millions of R$)
Food retail	28,677	39.4%	26,415	40.3%
Cash and carry	8,983	12.3%	8,326	12.7%
Home appliances	25,753	35.4%	22,674	34.6%
E-commerce	9,461	13.0%	8,175	12.5%
Eliminations (1)	(70)	(0.1)%	(65)	(0.1)%
Total	72,804	100.0%	65,525	100.0%

____________

(1)        Eliminations consist of intercompany balances.

Apart from revenues generated by the e-commerce segment, all of our operating revenue is generated in Brazil.  In the e-commerce segment, Brazil is our largest market.  The table below shows the percentage breakdown of Cnova’s net operating revenue by geographic region for the period from July 31, 2014 to December 31, 2014.

Geographic region	Percentage of Total Net Operating Revenue

Brazil	70.3%
Other countries	29.7%
Total	100.0%

The table below shows the breakdown of our consolidated net profit by operating segment.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2014
Operating segment	Net Income (Loss) from the Segment (in millions of R$)	Percentage of Total Net Income
Food retail	752	42.7%
Cash and carry	120	6.8%
Home appliances	969	55.1%
E-commerce	(81)	(4.6)%
Total	1,760	100.0%

For more information about our net operating revenues and net income by operating segment, see “Item 5A. Operating Results—Results of Operations for 2014, 2013 and 2012.”

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super(1)	Mini-mercado Extra	Minuto Pão de Açúcar	Assaí	Pontofrio(2)	Casas Bahia	Total(3)
As of December 31, 2011	160	132	204	72		59	401	544	1,572
During 2012
Opened	4	6	3	39	–	3	8	25	88
Closed	(1)	–	–	(4)	–	(1)	(12)	(1)	(19)
Converted (from)/to	–	–	–	–	–	–	–	–	–
Acquired	–	–	–	–	–	–	–	–	–
As of December 31, 2012(3)	163	138	207	107	–	61	397	568	1,641
During 2013
Opened	5	–	6	57	–	14	5	36	125
Closed	–	–	–	–	–	–	(5)	(2)	(11)
Converted (from)/to	–	–	–	–	–	–	–	–	-
Acquired	–	–	–	–	–	–	–	–	-
As of December 31, 2013	168	138	213	164	–	75	397	602	1,757
During 2014
Opened	8	3	3	83	14	9	27	61	208
Closed	(3)	(1)	(1)	(8)	–	–	(44)	(6)	(63)
Converted (from)/to	8	(3)	(8)	1	2	–	(6)	6	–
Acquired	–	–	–	–	–	–	–	–	–
As of December 31, 2014	181	137	207	240	16	84	374	663	1,902

____________

(1)   During 2010 and 2011, we converted the Sendas and CompreBem stores into other formats.

(2)   During 2010, we converted the Extra Eletro into Pontofrio stores.

(3)   Excludes 83 gas stations and 158 drugstores.

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, which consists of the states of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo. The Southeast region accounted for 80.4% of the Company’s consolidated net revenue for the year ended December 31, 2014, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net operating revenue for the year ended December 31, 2014. In addition, none of these regions represents individually more than 8.9% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2014:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	67	48	22	5	23	16
Extra Hiper	29	42	24	7	20	15
Extra Supermercado	63	88	44	—	12	—
Minimercado Extra and Minuto Pão de Açúcar	177	79	—	—	—	—
Assaí	21	26	11	2	16	8
Pontofrio	46	89	88	124	—	27
Casas Bahia	92	191	102	121	90	67
Total (5)	495	563	291	259	161	133

____________

(1)   Consists of stores in 128 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Espírito Santo, Minas Gerais, Paraná, Rio Grande do Sul and Santa Catarina.

(3)   This area comprises the states of Alagoas, Bahia, Ceará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and Tocantins.

(4)   This area comprises the states of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

(5)   Excludes 83 gas stations and 158 drugstores.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2014:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	181	232,572	1,285	18,262	9.7%
Extra Hiper	Hypermarket	137	811,612	5,924	29,207	21.9%
Minimercado Extra and Minuto Pão de Açúcar	Proximity Store	256	62,280	243	3,561	1.0%
Extra Supermercado	Supermarket	207	236,947	1,145	12,495	7.6%
Assaí	Cash and Carry	84	316,513	3,768	13,647	12.7%
Pontofrio	Home Appliance Store	374	243,718	652	8,848	8.0%
Casas Bahia	Home Appliance Store	663	867,818	1,309	31,741	26.5%
Cnova (2)	E-commerce	N/A	N/A	N/A	N/A	12.5%
Head office and distribution center	N/A	N/A	N/A	N/A	42,067	N/A
Total(3)	N/A	1,902	2,771,460	1,457	159,828	100%

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Cnova’s employees are included in head office and distribution center.

(3)   Excludes 83 gas stations and158 drugstores.

For a detailed description of net operating revenue for each of our store formats, see “Item 5A. Operating Results.”

Food Retail Operating Segment

Pão de Açúcar Stores

Pão de Açúcar operates supermarkets, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo metropolitan area).  We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce.  The Pão de Açúcar stores target the Brazilian class A and class B household consumers.  The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service.  Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.  Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

As of December 31, 2014, we had 181 Pão de Açúcar stores.  The Pão de Açúcar stores have an average of 1,285 square meters of selling space.  Food products represented 95.7% of gross sales revenue attributable to Pão de Açúcar in 2014 and non-food products represented 4.3%.

The Pão de Açúcar banner recorded gross sales of R$6,665 million in 2014, representing an increase of 7.0% relative to 2013.  This increase was mainly a result of our expansion (eight new stores were opened and another eight were converted from Extra Supermercado stores) as well as growth in certain categories, such as beverages and perishables, particularly meat and poultry and seafood.

Extra Hiper Stores

We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra Hiper stores offer the widest assortment of products of any of our store formats and had an average selling area of 5,924 square meters as of December 31, 2014.  The Extra Hiper stores target the Brazilian classes B, C, D and E classes.  As of December 31, 2014, we had 137 Extra Hiper stores.  The sale of food products and non-food products represented 68.7% and 31.3% of Extra Hiper’s gross sales in 2014, respectively.

Gross sales of the Extra Hiper banner in 2014 reached R$14,279 million, an 0.8% decrease compared to 2013, mainly due to decrease in sales of durable goods, which influenced store traffic. Three new Extra Hiper stores were opened in 2014.

Extra Supermercado Stores

As of December 31, 2014, we operated 207 Extra Supermercado stores.  Our Extra Supermercado banner is characterized by supermarkets focused on the middle-class customer, with an average sales area of 1,145 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores offer quality products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment with exemplary customer service.  The sale of food products and non-food products represented 95.5% and 4.5%, respectively, of Extra Supermercado’s gross sales in 2014.

Gross sales of the Extra Supermercado format in 2014 reached R$5,062 million, a 1.5% increase compared to 2013. This increase was mainly due to the opening of three new stores in 2014.

In line with the market in general and emerging consumer habits, the Extra brand (Hipermercados and Supermercados) works to ensure offers and opportunities that provide its target audience with a great shopping experience.  For example in 2014, the Extra brand strengthened its position by focusing on competitiveness and the assortment of products and services offered. As a result, the business is investing in offers and opportunities to retain their customers and ensure growth.  Due to higher promotional dynamics implemented than compared to the previous year, prices lagged behind inflation during the period.

Proximity Stores (Minimercado Extra and Minuto Pão de AÃ§úcar)

In 2011, we began to re-brand the proximity stores banner to Minimercado Extra, emphasizing the neighborhood concept of these stores.  Through this process, the model was improved with some changes to the products and services mix, including a larger offer of customized services on perishable goods such as bakery products, sliced cheese/meat and butchery products. These changes were a response to consumer demand for healthier food, comfort and convenience.

In 2014, we opened the first Minuto Pão de AÃ§úcar, another proximity store banner, which offers a differentiated assortment of products and services to meet the needs of high income customers, while Minimercado Extra is focused on middle-class public.

As of December 31, 2014, the Minimercado Extra and Minuto Pão de AÃ§úcar stores had an average of 243 square meters of selling space.  The sale of food products and non-food products represented 97.7% and 2.3%, respectively, of proximity stores gross sales in 2014.

Gross sales of the proximity stores in 2014 reached R$677 million, an 41.9% increase compared to 2013, mainly due to the opening of 97 new stores in 2014 (83 Minimercado Extra and 14 Minuto Pão de AÃ§úcar), bringing the total of proximity stores to 256 units as of December 31, 2014.  We expect to continue growing this banner in the years.

Other Businesses

Other businesses include gas stations, drugstores, food delivery and revenues related to rentals of commercial spaces.  Gross sales from other businesses increased by 6.1%, from R$1,879 million in 2013 to R$1,993 million in 2014, and are included in the Food Retail Business.

Gas Stations

As of December 31, 2014, we operated 83 gas stations.  The vast majority of our gas stations are located within the parking area of certain of our stores, mainly in Extra Hiper stores.  The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.

Drugstores

As of December 31, 2014, we operated 158 drugstores in 17 states and in the Federal District.  Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores.  We opened four new drugstores in 2014.

Food Delivery and In-Store Pick-Up

We have consolidated our leadership in food e-commerce through our food delivery platforms, including Pão de AÃ§úcar Delivery, or PA Delivery, launched in 1995, and Extra Delivery, launched in 2012, through which our customers can order their products online and receive them at home (within 24 hours for “conventional” delivery and four hours for “express” delivery).

In January 2013 we launched our “In-Store Pick-Up” service, a new purchasing option through which our customers are able to order online and choose the best time to pick up their food order in select Pão de AÃ§úcar stores.  In November 2013, we launched our “In-Store Pick-Up” service in our Extra stores.

As of December 31, 2014, we operated four “conventional” PA Delivery units (two located in the greater São Paulo region and one in each of Rio de Janeiro and Brasilia) and six “express” PA Delivery units (all located in the greater São Paulo region).  As of December 31, 2014, our “Click & Collect” service was available in seven Pão de AÃ§úcar stores (all located in the greater São Paulo region).

As of December 31, 2014, we operated two Extra Delivery units (one located in each of São Paulo and Rio de Janeiro).  As of December 31, 2014, our “Click & Collect” service was available in two Extra stores (all located in the greater São Paulo region).

GPA Malls

In 2014, GPA Malls added 37,000 square meters of gross leasable area, or GLA, and, as of December 31, 2014, GPA Malls had a total GLA of 325,000 square meters.

Cash and Carry Operating Segment

AssaÃ Stores

AssaÃ has been operating in the cash and carry segment for 40 years.  In 2014, we expanded our cash and carry business and invested in organic growth by opening nine new AssaÃ stores in five Brazilian states, totaling 84 stores as of December 31, 2014, strengthening the AssaÃ banner’s national footprint.  We expect to continue growing this operating segment.  In 2014, the AssaÃ banner had gross sales of R$8,983 million, an increase of 31.8% compared to 2013.

Beginning in 2012, AssaÃ launched a new format for its stores, which operate as mini distribution centers and do not rely on a logistics infrastructure, as deliveries are made directly by the supplier. These standard stores are characterized by wider aisles and high ceilings, which facilitate the loading and increase up to six times the capacity of storage of goods. In addition, other characteristic features of these standard stores include a larger assortment of goods and improved ambiance, including covered parking, air conditioning and natural lighting.

This set of initiatives resulted in a more convenient experience for our customers, which, consequently, increased our customer flow and loyalty.  AssaÃ’s customers include individual consumers and corporations, such as prepared food retailers (such as restaurants, pizzerias and snack bars), conventional retailers (such as grocery stores and neighborhood supermarkets) and end users (such as schools, small businesses, churches and hospitals).

Home Appliances Operating Segment

Pontofrio Stores

Our Pontofrio stores specialize in sales of home appliances, such as consumer electronics.  As of December 31, 2014, we operated 374 Pontofrio stores as a result of our acquisition of Globex (currently Via Varejo) in July of 2009.  In 2014, Pontofrio stores had gross sales of R$5,906 million, a 3.9% decrease compared to 2013.

Our Pontofrio stores target middle- and higher-income customers, and our strategy is to open more stores in shopping malls focused on the high income customers (A and B income classes).  We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties.

Casas Bahia Stores

Our Casas Bahia stores specialize in furniture and home appliances.  As of December 31, 2014, we operated 663 stores as a result of the Casas Bahia association.  In 2014, Casas Bahia stores’ gross sales totaled R$19,777 million, an increase of 5.1% compared to 2013.

Our Casas Bahia stores target middle- and lower-income customers (B and C income classes), who are attracted by flexible payment alternatives, including installment plans.  Casas Bahia stores are generally larger than Pontofrio stores.  Our Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

In December 2014, Via Varejo launched the “mobile store,” a new format focused on selling mobile phones, tablets, accessories, services and post-paid plans of Brazil’s leading mobile carriers. Twenty points of sales were opened, of which 10 dedicated stores (stand-alone) and 10 built inside existing stores (store-in-store) under the Pontofrio and Casas Bahia banners. Via Varejo also lauched a project of complete renewal of the furniture category, with improvements in design, store displays and offering of customized furniture at accessible prices in Casas Bahia banner and will be rolled out to Pontofrio in 2015.

In 2014, we opened 88 new home appliance stores, of which 27 were Pontofrio stores and 61 were Casas Bahia stores.

E-commerce Operating Segment

In line with our strategy to expand our share of the sales of home appliances through e-commerce, in 2010 we consolidated our e-commerce operations by creating a new company called Nova HoldCo.  This segment consisted of remote sales of a broad product mix through the websites Extra.com.br, PontoFrio.com.br and CasasBahia.com.br.

In addition, in 2013, we began to offer a marketplace e-commerce solution through our Extra.com.br website, through which we provide our customers with the possibility of purchasing products from a large number of partners through a single online purchase experience.  We also seek to offer other e-commerce related services through E-hub, our e-commerce solution, which we sell to specialized retailers, and B2B solutions.  In 2012, we launched Barateiro.com, a website originally dedicated to selling phased-out products and products with minor flaws.  In 2013, we broadened Barateiro.com’s assortment in order to include phased-out products under a hard discount model.

Our e-commerce network offers our customers a range of shipping and delivery options, including our “Click & Collect” option, whereby customers can select a nearby location to pick up products they purchase on our sites.  We have a network of more than 17,500 “Click & Collect” locations in France for small and light products. Of those pick-up locations, over 2,200 are stores that are owned, operated or franchised by the Casino Group. In addition, we have a network of almost 600 “Click & Collect” locations in France for heavy or large products, of which approximately 400 are part of the Casino Group, to which we have exclusive access. The network of more than 18,000 “Click & Collect” locations allows our customers in France to choose a convenient pick-up location for delivery of their purchased products.  We launched our “Click & Collect” program in Brazil in 2013 and by the end of 2014, it was available in 100 stores.

As described above in “Item 4A. History and Development of the Company”, on July 11, 2014, we, the Casino Group, Via Varejo, Nova HoldCo and Cnova Brazil entered into the Cnova Framework and IPO Agreement.  Subsequently, Cnova, Ã‰xito, Cdiscount, Germán Quiroga and another founder of Nova HoldCo also became parties to the Cnova Framework and IPO Agreement, which provided for the reorganization of the e-commerce business of the Casino Group and its affiliates in France, Latin America (including Brazil) and Asia under the common ownership and/or control of Cnova.   As a result of this reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the e-commerce business of the Casino Group and its affiliated entities in France, Latin America (including Brazil), Africa and Asia.  Consequently, we have consolidated the results of Cnova’s non-Brazilian subsidiaries since July 31, 2014.

On November 25, 2014, Cnova concluded its initial public offering on the Nasdaq Global Select Market and raised approximately US$204 million in gross proceeds.

In 2014, the e-commerce segment’s net operating revenue totaled R$8,175 million, of which sales in Brazil and France accounted for 53.8% and 45.9%, respectively.  Cnova has a market share of slightly less than 20% of the Brazilian e-commerce market, as measured by e-Bit, and is the second largest e-commerce company in Brazil.  Additionally, Cnova is a leading e-commerce company in France, with 23% to 35% market share as of December 31, 2014, in a number of our product categories, based on revenues.

Cnova is one of the largest global e-commerce companies and, among non-travel pure player e-commerce companies, is the sixth largest by sales and the eighth largest by unique monthly visitors.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and helped to boost fourth quarter sales of mainly non-food categories.  Average sales revenues during the fourth quarter are typically 30% above average sales revenues during the other quarters.

We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday where we offer specialized products for the occasion as well as in FIFA World Cup years where some of our products show an increase in sales.

Seasonality relating to the availability of some of our products (such as fruits and vegetables) does not affect our results due to the large and diverse selection of products we offer our customers.

Our Products

Our products in the food retail sector are mostly ready-for-sale products that we purchase and resell to our endâ€‘user consumers.  Only a portion of our products are produced at our stores, which are based on formulations prepared by our technical team for development of perishables.  In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured and/or handled at our stores are: (i) fruits and vegetables, cut or packaged at our stores; (ii) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (iii) ready-to-eat meals sold at our deli counters; and (iv) bread, cakes and sweets made at the bakeries located within our stores.

We do not manufacture the products sold under our own exclusive brands.  These products are manufactured by suppliers who are carefully selected by us, after we have thoroughly evaluated the quality of their service and their capacity to meet our demand.  The development of products carrying our private label is guided by a detailed process aimed at standardizing our products and ensuring the products’ manufacturing and launch within the commercial and strategic targets of our brands and compliance with our quality standards, involving various areas of our Company.

In the home appliances retail sector all our products are ready-for-sale products that we purchase and resell to our end-user consumers.  We generally do not sell products in the home appliances segment under our own brands, but we offer value-added services, such as extended warranties.

Suppliers

The purchasing of food products for all of our banners, excluding AssaÃ, is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unaffiliated suppliers.  As a result, we are not dependent on any single supplier.

The purchasing of electronic products for Pontofrio, Casas Bahia, Extra-Hypermarket and for our Brazilian e-commerce operating segment is made by Via Varejo purchase from a small number of suppliers, mostly Brazilian.  We do not depend on any single supplier in our home appliance and e-commerce segments.  In 2014, our largest supplier in the home appliance and e-commerce segments, excluding Cdiscount, represented 17.7% and 21.9% of our respective sales and the ten largest suppliers in these segments represented 59.6% and 65.0% of our respective sales. Bartira represented 5.4% of our sales in the home appliance segment.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 61 distribution centers and depots strategically located in 17 Brazilian states and the Federal District with a total storage capacity of approximately 1.85 million square meters.  The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.  In our e-commerce segment, we utilize 23 distribution centers (with a total storage space of more than 615,000 square meters), of which 12 are located in France (with a total of approximately 264,000 square meters), seven in Brazil (with a total of approximately 347,000 square meters), and one in each of Colombia, Thailand, Ecuador and Vietnam.

Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2014, we continued focusing on capturing synergies in our logistics network, by acting in three main areas: (1) transforming our logistics network so that it can service all of our businesses, optimizing space and existing processes; (2) improving our logistics network by taking into consideration the structure and environment; and (3) promoting operational efficiencies.  Furthermore, we remain committed to exploring synergy opportunities that result in a better experience for the customer and improve our existing processes.

In addition, in keeping with our multichannel strategy, in 2014 we expanded our “Click & Collect” service to an additional 100 Extra stores, providing kiosks where customers can collect the products they purchased on our Extra website.  We expect to expand our “Click & Collect” service to a greater number of stores and brands in the coming years.

In line with our strategy to expand our proximity store models (Minimercado Extra and Minuto Pão de Açúcar), in 2014 we launched our first distribution center dedicated exclusively to these types of stores and to our food delivery services.  We invested R$38 million to build this 56,000 square meter distributing center, containing 46,000 thousand square meters of floor area.  With this new distribution center, we expect to improve operational efficiency, with gains across our supply chain, from the receipt of the supplier’s goods, through storage, picking, shipping and the flow of internal processes in each store.

In 2004, we initiated the Top Log program to certify our suppliers who employ the best policies and practices in logistics and supply ascertained during the year.  In 2014, 55 suppliers participated in the Top Log Program, and were evaluated with respect to their service level, suitability to the client and integration.  This program has led to several efficiency gains and better interaction between our logistics and that of our suppliers.

In our e-commerce segment, we began, for a fee, offering fulfillment services to our marketplace sellers in France during the first quarter of 2014. If a marketplace seller chooses to use our fulfillment services, the seller delivers their products to one of our warehouses, and we handle the fulfillment of any orders placed in our marketplace for such products. We have plans to offer similar fulfillment services to our marketplace sellers in Brazil. In addition, we offer fulfillment services to our eHub customers.

Our logistics and distribution processes are organized in accordance with the products and services sold under our banners.  Accordingly, our distribution processes are guided by the procedures described below.

Stores, Supermarkets and Hypermarkets

As of December 31, 2014, the logistic process to supply our stores, supermarkets, hypermarkets and our cash and carry operation, excluding drugstores and gas stations, included 27 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 589,988 square meter area including both our own and outsourced distribution centers.  Our distribution process is performed by an outsourced fleet.  As of December 31, 2014, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was 87% excluding our cash and carry operation.  Including our cash and carry operation, our centralization rate was 80%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.”  As of December 31, 2014, 13% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.  Including our cash and carry operation, 20% of our stores’ sales corresponded to “Direct Delivery” products.

Electronic Products and Home Appliances – Casas Bahia and Pontofrio Stores

The logistics process associated with our Casas Bahia and Pontofrio stores involves an analysis of forecast sales, which we use to submit orders to our suppliers.  Once these orders are issued, the delivery of products is managed by Via Varejo’s supply chain area, which analyzes inventory levels, sales estimates by store and other variables, and schedules the delivery of the requested products with our suppliers.  The products are delivered and distributed among Via Varejo’s distribution centers, which as of December 31, 2014 totaled 26 distribution centers located in 17 Brazilian states (São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Bahia, EspÃrito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Santa Catarina, Ceará, Rio Grande do Sul, Pernambuco, Alagoas, Rio Grande do Norte, Sergipe, Tocantins and the Federal District), corresponding to an 909,550 square meter area.

Food Delivery

Our PA Delivery and Extra Delivery units currently share the same inventories with the retail stores where these units are strategically located in order to optimize logistics and attend to a greater delivery area.  By the end of 2015, we expect to have a dedicated “pick-up center” in City of São Paulo, which will replace the current distribution operation of our “conventional” delivery units located in the greater São Paulo region.

Cnova

Our non-food products’ e-commerce network offers our customers a range of shipping and delivery options, including our “Click & Collect” option, whereby customers can select a nearby location to pick up products they purchase on our sites. We have access to large retail networks to serve as exclusive pick-up locations, giving us a distinct competitive advantage. We are also focused on providing reliable and efficient fulfillment services, for which we use multiple warehouses.  As of December 31, 2014, we had 12 warehouses in France, six in Brazil and one in each of Colombia, Thailand, Ecuador and Vietnam).  We have put in place tracking systems that provide our customers with updates on the status of their order at different steps in the fulfillment process. In addition, we invested in automation and custom design of some of our warehouse space to more efficiently process orders, which has also led to significant cost savings. Providing efficient and reliable fulfillment services and fast and convenient delivery options are key parts of our business model.

Drugstores

Our drugstores are supplied with medications and other products, such as cosmetics.  The logistics system varies between centralized deliveries through our warehouses and decentralized deliveries.  We have supply agreements with the main pharmaceutical distributors in the country, as well as regional distributors across Brazil.

Gas Stations

Our gas stations are supplied by exclusive suppliers.  In 2014, we used four suppliers.  Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station.  Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas (gás natural veicular), or GNV, is different.  GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance boxes, using specific pipelines.

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

In 2014, we continued our marketing efforts through a series of actions designed to attract more customers.  These actions included a number of promotions, for example a Black Friday sale and scheduled clearance sales called Detona Preço (detonate prices) as well as partnerships with suppliers in joint campaigns to promote specific products.

In 2012, 2013 and 2014, we spent approximately R$1,006 million, R$912 million and R$1,045 million, respectively, on advertising (approximately 2.0%, 1.6% and 1.6%, respectively, of total net operating revenue in each year) accounted for as sales expenses.  Also, 17.7%, 20.4% and 19.9% of our total marketing expenditures in 2012, 2013 and 2014, respectively, we spent on radio, newspaper and magazine advertising.  Television advertisements accounted for 56.1%, 56.6% and 55.8% of advertising expenses in 2012, 2013 and 2014, respectively.  We spent 26.2%, 22.8% and 24.3% on other promotional activities in 2012, 2013 and 2014, respectively.

FIC and Investcred

Before our acquisition of Via Varejo, Via Varejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred.  In December 2009, we amended our partnership with Itaú Unibanco to include Investcred in the partnership and to extend the FIC’s term for an additional five years. Itaú Unibanco paid us R$600 million, of which R$550 million was related to Itaú Unibanco’s breach of the exclusivity clause, which allowed it to obtain the right to enter into similar partnerships with other retailers and R$50 million was related to the extension of term through August 28, 2029.

FIC operates service kiosks in our stores that have exclusive rights to offer credit cards, financial services and insurance, except for extended warranties.  FIC has been operating for more than ten years and as of December 31, 2014 had a portfolio of 3.9 million credit card accounts from customers (including the customer base of Investcred).  Each of our Company and Itaú Unibanco holds 50% of FIC’s capital stock.  The retail segment holds 36% of FIC through CBD, and the home appliance segment holds 14% through Via Varejo. Itaú Unibanco is responsible for the financial and operational policies of FIC, appointing the majority of its officers.

In 2014, the customer base returned to growth with the significant increase in the sale of new accounts bringing a higher volume of billing. FIC had a profit of R$222 million, an increase of 148% in the year-over-year comparison. This increase was mainly due to the improvement in our credit analysis and lower default rates by our customers, non-operating expenses related to the decrease in the volume of lawsuits against us and the number of defaults for fraudulent reasons.

We maintain our strategy to increase FIC card’s share of sales and to make it the best payment option in our stores and e-commerce operations, with exclusive benefits and advantages for card holders. We also continue to maintain our focus in credit management and fraud.

The table below sets forth the breakdown of FIC’s customers in 2012, 2013 and 2014:

Total number of clients (in thousands)	2012	2013	2014
Credit cards	4,067	3,770	3,916

Credit Sales

In 2014, 58.4% of our net operating revenue was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as described below:

Credit card sales.  All of our store formats and our e-commerce operations accept payment for purchases with main credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC.  Sales to customers using credit cards accounted for 47.9%, 47.4% and 48.4% of our consolidated net operating revenue in 2012, 2013 and 2014, respectively.  Of this total, sales through our FIC co-branded credit cards accounted for 4.4% of our net operating revenue in 2014.  An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales.  Our Extra hypermarkets and Pontofrio and Casas Bahia stores offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards.  Sales to customers using credit cards on an installment basis accounted for 60%, 59% and 59% of our total credit card sales (mentioned above) in 2012, 2013 and 2014, respectively.  An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Installment sales (“Crediário”).  Our Casas Bahia and Pontofrio stores offer access to credit through payment books (“carnês”) to our customers to finance their purchases.  Sales to customers using payment slips accounted for 5.0% of our consolidated net operating revenue in 2014.  Installment sales are widely used in the Brazilian home appliance market. We usually sell the receivables in connection with these installments to meet working capital needs of the home appliance segment.  The cost of sales of receivables is considered as a financial expense.

Food vouchers.  We accept as payment in our food stores vouchers issued by third-party agents to participating companies who provide them to their employees as a fringe benefit.  Food vouchers accounted for 4.3%, 4.6% and 4.9% of our consolidated net operating revenue in 2012, 2013 and 2014, respectively.  We record allowance for doubtful accounts based on average historical losses complemented by our estimates of probable future losses.

Technology

We invested R$338 million, R$371 million and R$410 million in information technology in 2012, 2013 and 2014, respectively.  We are identifying opportunities and mapping the efficiency gains by integrating our various operating segments, with a focus on governance and the customer. In 2014, we started the joint negotiation of agreements with key IT suppliers and the centralization of our data center. In the coming years, we expect to optimize in the integration of the companies by harmonizing systems/processes, unifying strategic services and projects and focusing on innovations to improve customer service and productivity.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado, Minimercado Extra, Pão de AÃ§úcar, Minuto Pão de AÃ§úcar, Pontofrio, Casas Bahia and AssaÃ) with respect to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2014, our most important trademarks (Pão de AÃ§úcar, Extra, Conviva, Qualitá, Taeq, Pontofrio, Casas Bahia, AssaÃ, and Barateiro, among others) were duly registered with INPI and we had approximately 3,244 trademarks registered or in the process of being registered in Brazil.  We did not have any registered patents as of December 31, 2014.

Our business relies on intellectual property that includes the content of our sites, our registered domain names and our registered and unregistered trademarks.  We believe that the Pão de AÃ§úcar, Extra, Casas Bahia, Ponto Frio and other domain names we use in our e-commerce business, as well as our Bartira, Finlandek, Atmosfera, Continental Edison and Oceanic private labels, are valuable assets and essential to the identity of our business. We further believe that our technology infrastructure is an important asset of our e-commerce business.

We own the following domain names, among others: www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.deliveryextra.com.br, www.assai.com.br, www.pontofrio.com, www.casasbahia.com.br, www.barateiro.com.br, www.partiuviagens.com.br, www.cnova.com, www.cdiscount.com.br and www.cdiscount.com .  Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad.  Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour.  In the past decade, the U.S. chain Walmart has also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry.  Thus, the Brazilian retail food industry is highly competitive.  Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

Recently, leading retail food companies, including our Company, have pursued the following strategies:

·         acquire smaller chains;

·         migrate large stores to smaller formats, such as neighborhood banners; and

·         increase share of hypermarkets in sales of clothing, general goods, electronic products, furniture and construction materials as well as in other categories of non-food products.

Our competitors vary depending on the regional location of the stores.  Our principal competitors in food retail in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda and Walmart.  In BrasÃlia, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the State of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets.  In the states of ParaÃba, Pernambuco, Ceará and PiauÃ, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

The principal competitor of Extra hypermarket is Carrefour, which operates stores in the southeastern and southern regions of Brazil, and Walmart, which operates through various banners in the southeastern, northeastern and southern regions of Brazil.

AssaÃ chain competes with Atacadão, a cash and carry chain purchased by Carrefour in 2007, Roldão, Tenda, Makro and Maxxi.

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

In relation to our food products e-commerce, our PA Delivery and Extra Delivery units are market leaders and do not face competition at the national level; however there are relevant competitors in local markets, such as Zona Sul, in the city of Rio de Janeiro, and Sonda, in the city of São Paulo.

In non-food products e-commerce, we compete with both e-commerce businesses, including direct sales e-commerce platforms and marketplaces, and traditional retailers, including with their storefronts and e-commerce platforms. Our competitors vary per country and product category. In France, our main competitors include Amazon, FNAC, LDLC and RDC, in particular with respect to small consumer electronics, such as mobile phones, cameras and computers and, in the case of Amazon and FNAC, also with respect to leisure products, such as books, music and DVDs. We also compete in France with MDG, with respect to home appliances, Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama, in the home furnishings products category. In Brazil, our main competitors are B2W, the market leader, which owns Americanas.com, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products.

Regulatory Matters

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws.  In order to open and operate our stores, we need a business permit and site approval and an inspection certificate from the local fire department, as well as health and safety permits.  Our stores are subject to inspection by city authorities.  Our French operations must comply with various French and European laws and regulations, particularly those relating to consumer protection, online communication and website hosting services, Internet advertising and data privacy and protection.  We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.  In addition, we have internal policies that in some instances go beyond what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit.  We believe we are in compliance in all material respects with these consumer protection regulations.

Our e-commerce business in is subject to laws and regulations related to the Internet, e-commerce, m-commerce, consumer protection, data privacy, data protection and information technology.  However, laws and regulations in these areas are not fully settled and are currently undergoing rapid development. While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, there has been a trend toward increased consumer and data privacy protection. In addition, it is possible that general business regulations and laws, or those specifically governing the Internet, e-commerce or m-commerce, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

Environmental and Social Matters

Consistent with the policies of the Casino Group, we are committed to sustainability at various levels of our organizational structure.  In 2014, we created the Corporate Sustainability and Responsibility, or CSR, department which applies to all of our operating segments and reports directly to our Personnel Vice-President.  In 2014, the CSR committee (a subcommittee of our Board of Directors) held six meetings and other subcommittees were created to complement the CSR committee and support its agenda.  In addition, in 2014, we:

·         completed of a company-wide online employee engagement survey with a record 83% response rate which measured a 4% increase in our overall employee satisfaction rate, from 55% in 2013 to 59% in 2014;

·         implemented an action plan to increase the integration and inclusion of people with disabilities across our operating segments;

·         launched the first executive women’s forum, with the aim to define and implement actions to encourage gender equality in leadership positions across the Company;

·         launched a retention and appreciation program for female store managers at Via Varejo;

·         implemented several energy efficiency projects, including new lighting, air conditioning and refrigeration solutions, under the “Green Yellow Brazil” initiative in three pilot Extra hypermarkets.  We expect that approximately 100 sites will participate in the “Green Yellow Brazil” initiative in 2015;

·         increased by 86%, compared with 2013, in the number of Multivarejo stores with integrated waste management systems as a result of the Brazilian government’s National Policy of Solid Waste and expanded Via Varejo’s recycling program to more than 200 stores, including all of Via Varejo’s stores in the State of São Paulo.  By the end of 2014, 147 Multivarejo stores had integrated waste management systems and 266 recycling stations were available in Extra, Pão de AÃ§úcar and AssaÃ stores;

·          participated in the Casino Group’s food donation program, in which 820 stores under the AssaÃ, Extra and Pão de AÃ§úcar banners donated 145 tons of non-perishable food items to partner institutions with the help of more than 1,000 employees; and

·         improved our “quality” programs, such Quality from the Source (Qualidade desde a Origem) and our Evolutionary Quality Program (Programa Evolutive de Qualidade).  We accompanied, controlled and supported the perishables and private label products and suppliers to verify quality, health and safety and general compliance with our “quality” programs.  We increased sales of our organic products, through the Taeq brand, by 28% as compared with 2013.

4C.            Organizational Structure

We conduct our operations through CBD.  We invest in subsidiaries primarily to acquire the share capital of other retail chains from third parties.  In most cases, the retail operations are transferred to retail stores under existing banners or the stores acquired begin operating under our banners.  We conduct our food retail segment operations under the Pão de Açúcar, Minuto Pão de Açúcar, Extra Hiper, Minimercado Extra, Extra Supermercado banners and for cash and carry retail segment operations, under the Assaí brand.  We conduct our home appliances retail segment operations through our Pontofrio and Casas Bahia brands.  In addition, we conduct our e-commerce operations through Cnova.  The chart below sets forth a summary of our organizational structure based on total capital stock:

For further information on our subsidiaries, see note 3(b) to our audited consolidated financial statements included elsewhere in this annual report.

4D.            Property, Plants and Equipment

We own 131 stores, 13 distribution centers (warehouses) and a portion of the real estate property where our headquarters are located.  The remaining 1,771 stores and 47 distribution centers we operate in Brazil and the remaining portion of the real estate property where our headquarters are located are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 91 leases expiring by the end of 2015.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  As of December 31, 2014, we leased 15 properties from members of the Diniz Family and 62 stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Family.  In addition, as of December 31, 2014, we had lease agreements with the Klein Family regarding 314 properties, among distribution centers, stores and administrative buildings.  Our management believes that our leases follow market standards.  See “Item 7B. Related Party Transactions—Lease Agreements with the Klein Family” and note 12 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2014:

	Owned		Leased		Total (1)
	Number	Area (in square meters)	Number	Area (in square meters)	Number	Area (in square meters)
Pão de Açúcar	41	54,409	140	176,826	181	231,235
Extra Hiper	43	246,360	94	554,690	137	801,050
Extra Supermercado	30	40,476	177	196,577	207	237,053
Minimercado Extra	2	529	254	61,364	256	61,893
Assaí	5	25,922	79	288,081	84	314,003
Pontofrio	10	9,827	370	237,425	380	247,252
Casas Bahia	—	—	657	864,285	657	864,285
Total Stores	131	377,523	1,771	2,379,248	1,902	2,756,771
Warehouses (2)	13	112,726	64	2,004,312	77	2,117,038
Headquarters	4	30,058	27	71,982	31	102,041
Total	148	520,307	1,862	4,455,542	2,010	4,975,850

___________

(1) Excludes 83 gas stations and 158 drugstores.

(2) Includes 14 commercial warehouses of Via Varejo.  Of the 23 warehouses that support our e-commerce segment (more than 615,000 square meters of storage area), all of which are leased or operated by third parties, 12 are located in France (approximately 264,000 square meters of storage area), seven are located in Brazil (approximately 347,000 square meters of storage are) and four are located in other countries (approximately 6,500 square meters of storage area).

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

5A.            Operating Results

Brazilian Economic Environment and Factors Affecting Our Results of Operations

Since most of our operations are in Brazil, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rate, interest rate, Brazilian GDP, employment rates, wage levels, consumer confidence and credit availability.

For the period from 2012 through 2014, Brazilian GDP increased by an average of 1.1% annually (0.9% in 2012, 2.37% in 2013 and 0.1% in 2014).  Inflation, as measured by the broad consumer price index (índice nacional de preços ao consumidor amplo), or IPCA, was 5.8%, 5.9% and 6.4% in 2012, 2013 and 2014, respectively.  From January 2012 through December 2014, the real depreciated 41.6% against the U.S. dollar.  Unemployment rate decreased from 5.5% in January 2012 to 4.3% in December 2014.  International reserves decreased from US$358.8 billion to US$363.6 billion from 2013 to 2014.

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

After these initial effects, the Brazilian economy resumed its prior growth trend, with rising income levels, stable employment rates and controlled inflation.  The increase in GDP in 2010 was 7.5%.  In 2011, GDP growth totaled 2.7%, below initial estimates, mainly due to the debt crisis in the Eurozone.  In 2011, 2012 and 2013, Brazil’s GDP was 2.3%, 0.9% and 2.3%, respectively.  In 2014, Brazil’s GDP growth slowed to 0.1%.  Additionally, Standard & Poor’s lowered Brazil’s credit rating in March 2014 for the first time in more than a decade to the lowest level of investment grade (yet notably maintaining investment grade status), citing slower growth as well as deteriorating fiscal accounts.

According to IBGE, the average real income of Brazil’s workforce in 2014 was estimated at R$1,983.80, the highest since 2004, with a 4.1% growth over 2013.  Between 2004 and 2014, the purchasing power related to the average real income of Brazil’s workforce increased 40.7% (in 2004 the figure was R$1,409.84 (February 2015 reais)), while unemployment fell from 9.6% in December 2004 to 4.3% in December 2014.  The accumulated inflation rate as measured by the IPCA was 6.4% in December 2014, at the top of the targeted range.  The Committee on Monetary Policy (Comitê de Política Monetária), or COPOM, increased the SELIC rate from 7.25% at the end of 2012 to 9.50% at the end of 2013 and to 11.75% at the end of 2014.  On January 22, 2015, the COPOM raised the rate again to 12.25%.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31
	2012	2013	2014
GDP Growth(1)	1.8%	2.7%	0.1%
Inflation (IGP-M) (%)(2)	7.8%	5.5%	3.7%
Inflation (IPCA) (%)(3)	5.8%	5.9%	6.4%
CDI (%)(4)	8.4%	8.1%	10.8%
TJLP (%)(5)	5.5%	5.0%	5.0%
SELIC rate (%)(6)	7.3%	9.5%	11.8%
Appreciation (depreciation) of real before USD (%)	(8.9)%	(14.6%)	(13.4)%
Exchange rate (closing) R$ per USD 1.00(7)	2.044	2.343	2.656
Average exchange rate R$ per USD 1.00(8)	1.955	2.161	2.355

____________

(1)   Source:  IBGE.

(2)   The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.

(3)   Inflation (IPCA) is a broad consumer price index measured by IBGE.

(4)   The CDI is the accumulated rate of the interbank deposits in Brazil during each year.

(5)   The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is required by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, for long-term financing (end of the period data).

(6)   Annual average interest rate.  Source:  Central Bank.

(7)   Exchange rate (for sale) of the last day of the period.  Source:  Central Bank.

(8)   Average of exchange rates (for sale) of the period.  Source:  Central Bank.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The preparation of our consolidated financial statements, under IFRS as issued by IASB, requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Critical Accounting Policies

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets and liabilities within the next financial year.  They are:

Lease commitments – Company as lessee

We have entered into certain commercial property leases as part of our operations.  Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

Estimated impairment of goodwill and intangibles

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 4 to our financial statements and international accounting standard, or IAS, 36 Impairment of Assets.  Other intangible assets, the useful lives of which are indefinite, such as brands and commercial rights were submitted to impairment tests according to the same calculation criteria used for goodwill.

As of December 31, 2014, the Company calculated the recoverable amount of goodwill arising from past acquisitions, which balance ceased to be amortized as of January 1, 2008, for the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, the goodwill arising from business combinations and licenses with indefinite useful lives were allocated to our four operating segments, which consists of our retail, home appliances, cash and carry and e-commerce operating segments.

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use, which was itself based on cash flow projections arising from financial budgets approved by senior management for the next three years.  The discount rate before taxes applied to cash flow projections was 11.4% as of December 31, 2014 (10.8% as of December 31, 2013), and cash flows exceeding three years are extrapolated by using a sales growth rate of 6.7% as of December 31, 2014 (6.5% as of December 31, 2013).  As a result of this analysis, there no impairment loss was identified.

For brands, the value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits.  Given the indefinite useful life of the brand, we consider a perpetual growth of 6.7% in the preparation of the discounted cash flow.  The royalty rates ranged from 0.4% to 0.9%, depending on which brand was used.

Commercial rights refer to amounts paid to former owners of commercial locations, and amounts calculated as the fair value of these rights in the business combinations of Casa Bahia and Pontofrio.  To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by stores and we test them together with the fixed assets as described in note 6.2 to our financial statements.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax income and expense already recorded.  We establish provisions, based on reasonable estimates, for consequences of audits by the tax authorities of the respective jurisdictions in which we operate.  The amount of the provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s jurisdiction.

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

We have tax loss carry forwards amounting to a tax benefit of R$354 million as of December 31, 2014 (R$794 million as of December 31, 2013).  These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances, however, the use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

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

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  We disclose the assumptions and models used for estimating fair value for share-based payment transactions in note 26.6 to our financial statements included in this annual report.

Revenue from sales of goods

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

Returns and cancellations are recognized when incurred. When a sale is recorded, the assumptions are based in the volumes of sales and historic of returns in each reporting segment. Revenue is recorded net of returns and cancellations.

In 2014, we began to record revenues and costs associated with rentals of commercial spaces as “sales revenue of goods and/or services” and “cost of goods sold and/or services”, respectively, as a result of the increased participation of this activity in the Multivarejo segment, better displaying this activity in the Company's financial statements. Our management believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.  Previously, we had recorded such net revenues and costs as selling expenses recovery.  In order to make our financial statements for the years ended December 31, 2013 and 2012 comparable to our financial statements for the year ended December 31, 2014, we reclassified our revenues and costs associated with rentals of commercial spaces for the years ended December 31, 2013 and 2012 in line with this new accounting policy.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Revenue from services

Service revenue mainly derives from services provided in stores, such as photo printing, financial intermediation and extended warranty.  Service revenue is recognized when services are rendered.  Deferred revenue is recorded as certain targets are met, as set forth in the respective agreement.

Revenue from financial services

Customer financing is essential for conducting the business of the Company.  Financial revenue obtained from customer financing is recorded as net operating revenue, based on the agreement executed with the respective customer.  Revenue or expense for all trade receivable related to installment sales measured at amortized cost are recorded using the effective interest rate, which discounts the estimated future cash receipts of the expected life of the financial instrument.

Inventories

Inventories are carried at the lower of cost or net realizable value.  The cost of inventories purchased is recorded at average cost, including warehouse and handling costs to the extent these costs are necessary, and offset by rebates received from suppliers, so that inventories are available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to its adequacy.

The E-Commerce Reorganization and Business Combinations

On July 11, 2014, we, the Casino Group, Via Varejo, Nova HoldCo and Cnova Brazil entered into the Cnova Framework and IPO Agreement.  Subsequently, Cnova, Ã‰xito, Cdiscount, Germán Quiroga and another founder of Nova HoldCo also became parties to the Cnova Framework and IPO Agreement, which provided for the reorganization of the e-commerce business of the Casino Group and its affiliates in France, Latin America (including Brazil) and Asia under the common ownership and/or control of Cnova.  The reorganization was effected in accordance with the Cnova Framework and IPO Agreement through the steps described below.

On or shortly prior to July 24, 2014 (except for clause (v) below, which was completed on November 17, 2014):

(i)       the Casino Group effected a contribution in kind of all issued and outstanding shares it held in Cdiscount, the holding company through which the Casino Group conducted its e-commerce business in France, Colombia and Asia to Cnova, as a result of which Cnova now owns the majority (approximately 98%) of the shares of Cdiscount and as a result controls the Cdiscount business in France and abroad;

(ii)     Nova HoldCo effected a contribution in kind of substantially all of its assets and liabilities to a wholly-owned Brazilian subsidiary, Cnova Brazil, as a result of which Cnova Brazil owns our and Via Varejo’s Brazilian e-commerce businesses;

(iii)    Nova HoldCo reorganized the ownership structure of Cnova Brazil, such that, prior to the completion of step (iv), 100% of the share capital of Cnova Brazil was held by DutchCo, which is in turn a wholly-owned subsidiary of LuxCo, which is in turn a wholly-owned subsidiary of Nova HoldCo ;

(iv)   Following the completion of the preceding steps, DutchCo contributed all of the issued and outstanding shares in Cnova Brazil to Cnova, as a result of which Cnova owns our and Via Varejo’s Brazilian e-commerce businesses;

(v)     the Casino Group transferred 30% of its indirect interest in C-Asia, which controls the Casino Group’s e-commerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount, resulting in Cnova acquiring indirectly 60% of the equity interests in C-Asia; and

(vi)   Cnova obtained control over the e-commerce business of the Casino Group in Colombia, operated through Cdiscount Colombia.  In connection with this step, Ã‰xito S.A. contributed 21% of its equity interest in Cdiscount Colombia to Cnova in consideration for 0.16% of Cnova’s share capital.

Following the reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the e-commerce business of the Casino Group and its affiliates entities in France, Latin America (including Brazil), Africa and Asia.  We began consolidating the results of Cnova’s non-Brazilian business on July 31, 2014.

Acquisition of Bartira

Until October 31, 2013, Via Varejo and Casa Bahia Comercial were shareholders of Bartira, a furniture manufacturer that sells exclusively to Casas Bahia.  Via Varejo held a 25% equity interest in Bartira and Casa Bahia Comercial held the remaining 75% equity interest in Bartira.  Since the Casa Bahia association commenced in November 2010, we held a call option to purchase the remaining 75% equity interest, which could be exercised between three and six years from the date of the commencement of the Casa Bahia association.

In 2013, we calculated the fair value of this option using the Black-Scholes model, using a volatility of 28% and a risk-free rate of 5.8% per annum, which resulted in a fair value calculation of approximately R$314 million (approximately R$307 million on December 31, 2012) on the date the option was exercised (October 31, 2013).  Until the exercise date, this option was recorded as a financial instrument in our consolidated financial statements.

On October 31, 2013, our shareholders approved at an extraordinary shareholders’ meeting the exercise of the option to purchase the remaining interest in Bartira and an exercise notice was delivered to Casa Bahia Comercial on November 1, 2013.  On the same date, the price paid for exercise of the option was R$212.3 million and Bartira’s equity interest was transferred on December 2, 2013.  After the exercise of the option, Bartira became a wholly-owned subsidiary of Via Varejo.

From the date the exercise notice was delivered to Casa Bahia Comercial, Via Varejo held substantive rights over Bartira and November 1, 2013 was defined as the business combination date.  Prior to the business combination, Via Varejo held a 25% equity interest in Bartira.  The fair value of the previously-held equity interest was measured at fair value on the acquisition date, as defined in IFRS 3(R).  The fair value of the previously-held equity interest was measured through the discounted cash flow method and was equivalent to R$176 million.  The fair value of the re-measurement of the equity interest previously held, compared to the book value of the investment, resulted in a gain of R$71 million presented in 2013 and recorded in “Other operating expenses and income.”

Therefore, we determine the consideration transferred in connection with the Bartira business combination by (1) the exercise price of the call option in the amount of R$212 million, (2) the fair value of the call options previously held by the Company prior to exercising the option in the amount of R$314 million and (3) the re-measurement at fair value of the equity interest previously held in the amount of R$176 million.

The amounts included as an “intangible” in connection with the Bartira business combination refer to:

(i)       “Bartira” brand, a well-known brand in Brazil that is not going to be discontinued, in the amount of R$46 million, measured based on the royalties-relief method considering market compensation for the brand if it had not been acquired by us; and

(ii)     lease agreement between Klein Family and Via Varejo, with respect to Bartira’s industrial plant, at lower than market prices, in the amount of R$36 million, based on the income approach method considering comparable market transactions;

Goodwill relating to the Bartira business combination consists almost entirely of the expected economies of scale and cost synergies with the retail operations of our home appliance segment, in particular Via Varejo.  Bartira manufactures furniture exclusively for Via Varejo.  Therefore, the acquisition of control of Bartira was strategic to ensure continued supply of furniture from an important manufacturer.

In addition, the Bartira business combination allowed Via Varejo (1) to vertically integrate its furniture retail operation, (2) to benefit from Bartira’s low-cost structure given its scale as one of the largest plants in Latin America in terms of production volume and (3) maintain operational efficiencies and synergies (including logistics, sales and administrative costs) developed previously since the commencement of the Casa Bahia association.  These combined effects of these factors allow us to have larger margins in Bartira products sold at our Via Varejo stores.

Replacing Bartira as a supplier would be difficult in the local market and could negatively affect the furniture line of products that are sold by Via Varejo.

Subsequent measurement – final allocation of the purchase price

The acquisition of Bartira’s control was accounted for under the acquisition method, in accordance with IFRS 3(R). In compliance with this standard, in 2014 the Company concluded collecting the data and assessing the fair value of the net assets acquired on November 1, 2013, adjusting R$23 million, and, consequently increased the goodwill on acquisition. The adjustments mainly refer to effects on measuring income tax and inventories on the acquisition date.

Set forth below are the fair values of identifiable assets and liabilities acquired from Bartira on November 1, 2013 (acquisition date) and as adjusted in November 1, 2014:

	November 1,
	2013	2014
	(millions of R$)
Assets
Cash and cash equivalents	1	1
Inventories	51	46
Deferred tax income	4	—
Others	40	38
Property and equipment	139	139
Intangible	82	82
Acquired assets	317	306
Liabilities
Loans and financing	(19)	(19)
Materials and services	(62)	(62)
Contingencies	(119)	(118)
Deferred tax income	—	(12)
Others	(18)	(20)
Assumed liabilities	(218)	(231)
Net identifiable assets	99	75

Acquisition price	212	212
Call option fair value	314	314
Previous interest fair value	176	176
Goodwill	603	627

For further information, see note 14 to our audited consolidated financial statements included elsewhere in this annual report.

Overview

In 2014, we continued to face a challenging macroeconomic environment marked by low GDP growth in Brazil and rising interest rates, mainly as a mechanism to control inflation.

Despite this adverse scenario, we were able to adjust our strategy to market conditions and deliver strong results accompanied by market share gains in all business segments.

Building on our existing multi-format, multi-channel and multi-region strategy and supported by the synergies with the Casino Group, we maintained a solid growth pace and improved our results of operations.  We continued to implement a series of initiatives focused on integration, capturing synergies and innovative solutions to make the buying experience increasingly more practical, convenient and attractive for our customers.

In 2014 we accelerated the growth of our multi-channel platform by expanding our “Click & Collect” service, a practical solution for retailers and customers, which is available at 100 stores.  We also invested in organic growth by opening 212 new stores, 84 more than the previous year.  We also improved our operational efficiencies, gaining better control of our working capital and optimizing our capital expenditures, as a result of which we were able to reduce our capital expenditures relating to the opening of new stores.  This expansion had a significant impact on Multivarejo, which encompasses our food-retail segment and includes the Minimercado Extra and Minuto Pão de AÃ§úcar stores.  We launched Minuto Pão de AÃ§úcar stores in May 2014 and its intended target is the “AB” income segment.

We continued to focus on implementing a new pricing strategy in the food retail segment, especially with the Extra banner.  This strategy focuses on increasing competitiveness by reducing prices while improving efficiency and reducing expenses.  Promotional activities are also intensified by enhancing our media coverage and area of influence of our stores.  As a result, we had a significant increase in customer traffic at our stores and gained market share.  Our competitive pricing strategy aims to obtain efficiency gains, especially by streamlining operating and corporate expenses.

Among our different businesses, AssaÃ’s performance was one of the highlights of 2014.  We accelerated its organic growth by opening 9 new stores in 2014, reaching a total of 84 stores in 13 Brazilian states, which strengthened the AssaÃ banner’s national footprint.

As part of our strategy to increase traffic in our stores to boost sales, we continued to invest in the leasing of commercial spaces. GPA Malls added 37,000 square meters of gross leasable area, or GLA, and, as of December 31, 2014, we had a total GLA of 325,000 square meters.

During 2014, Via Varejo increased sales and adopted a set of measures focused on capturing efficiency gains. Throughout the year, we focused on expanding Via Varejo by opening 88 new stores and launching pioneering initiatives, such as 20 new “mobile stores” under the Casas Bahia and Pontofrio brands and expanding in the furniture segment by opening units focused on selling customized furniture.

In the e-commerce segment, together with the Casino Group and Via Varejo, we introduced Cnova, which concluded its initial public offering of ordinary shares on the Nasdaq Global Select Market and raised approximately US$204 million in gross proceeds in November 2014.  On January 23, 2015, Cnova also listed its ordinary shares on the Euronext Paris.

Results of Operations for 2014, 2013 and 2012

We measure the results of our operating segments in conformity with IFRS using, among other measures, each segment’s operating results.  References to “same-store” sales is determined by the sales made in stores open for at least 12 consecutive months and that did not close or remain closed for a period of seven or more consecutive days.

At times, we revise the measurement of each segment’s operating results.  When revisions are made, the operating results for each segment affected by the revisions are restated for all periods presented to maintain comparability.  In 2014, we began to record revenues and costs associated with rentals of commercial spaces as “sales revenue of goods and/or services” and “cost of goods sold and/or services”, respectively, as a result of the increased participation of this activity in the Multivarejo segment, better displaying this activity in the Company's financial statements. Our management believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.  Previously, we had recorded such net revenues and costs as selling expenses recovery.  In order to make our financial statements for the years ended December 31, 2013 and 2012 comparable to our financial statements for the year ended December 31, 2014, we reclassified our revenues and costs associated with rentals of commercial spaces for the years ended December 31, 2013 and 2012 in line with this new accounting policy.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Information for our segments is included in the following tables:

Segments	Year Ended December 31, 2014
Statement of income data	Food Retail	Cash and Carry	Home Appliances	E-commerce	Elimination(1)	Total
	(in millions of R$)
Net operating revenue	26,415	8,326	22,674	8,175	(65)	65,525
Gross profit	7,549	1,208	7,355	845	(12)	16,945
Depreciation and amortization	(552)	(78)	(139)	(52)	-	(821)
Profit from operations before financial income (expenses) and share of profit of associates	1,478	233	2,091	94	-	3,896
Financial expenses	(887)	(71)	(1,035)	(249)	47	(2,195)
Financial income	335	20	356	23	(47)	687
Financial expenses, net	(552)	(51)	(679)	(226)	-	(1,508)
Share of profit of associates	79	-	32	(3)	-	108
Profit (loss) before income tax and social contribution	1,005	182	1,444	(135)	-	2,496
Income tax and social contribution	(253)	(62)	(475)	54	-	(736)
Net income (loss) for the year	752	120	969	(81)	-	1,760

____________

(1)   Accounts for inter-company transactions.

Segments	Year Ended December 31, 2013(1)
Statement of income data	Food Retail	Cash and Carry	Home Appliances	E-commerce	Elimination(2)	Total
	(in millions of R$)
Net operating revenue	25,538	6,273	21,746	4,297	-	57,854
Gross profit	7,107	914	6,690	393	-	15,104
Depreciation and amortization	(594)	(56)	(130)	(7)	-	(787)
Profit from operations before financial income (expenses) and share of profit of associates	999	193	1,612	98	-	2,902
Financial expenses	(852)	(46)	(815)	(155)	32	(1,836)
Financial income	375	23	264	13	(32)	643
Financial expenses, net	(477)	(23)	(551)	(142)	-	(1,193)
Share of profit of associates	33	-	14	-	-	47
Profit (loss) before income tax and social contribution	555	170	1,075	(44)	-	1,756
Income tax and social contribution	(14)	(58)	(304)	16	-	(360)
Net income (loss) for the year	541	112	771	(28)	-	1,396

____________

(1)   In 2014, we began to record revenues and costs associated with rentals of commercial spaces as “sales revenue of goods and/or services” and “cost of goods sold and/or services”, respectively, as a result of the increased participation of this activity in the Multivarejo segment, better displaying this activity in the Company's financial statements. Our management believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.  Previously, we had recorded such net revenues and costs as selling expenses recovery.  In order to make our financial statements for the years ended December 31, 2013 and 2012 comparable to our financial statements for the year ended December 31, 2014, we reclassified our revenues and costs associated with rentals of commercial spaces for the years ended December 31, 2013 and 2012 in line with this new accounting policy.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Accounts for inter-company transactions.

Segments	Year Ended December 31, 2012(1)
Statement of income data	Food Retail	Cash and Carry	Home Appliances	E-commerce	Elimination(2)	Total
	(in millions of R$)
Net operating revenue	23,530	4,639	19,438	3,409	-	51,016
Gross profit	6,790	(675)	5,858	483	-	13,806
Depreciation and amortization	(552)	(44)	(153)	(2)	-	(751)
Profit from operations before financial income (expenses) and share of profit of associates	1,498	145	1,107	108	-	2,858
Financial expenses	(872)	(90)	(745)	(113)	34	(1,786)
Financial income	422	24	171	10	(34)	593
Financial expenses, net	(450)	(66)	(574)	(103)	-	(1,193)
Share of profit of associates	11	-	-	-	-	11
Profit before income tax and social contribution	1,059	79	533	5	-	1,676
Income tax and social contribution	(287)	(18)	(213)	(2)	-	(520)
Net income (loss) for the year	772	61	320	3	-	1,156

____________

(1)   In 2014, we began to record revenues and costs associated with rentals of commercial spaces as “sales revenue of goods and/or services” and “cost of goods sold and/or services”, respectively, as a result of the increased participation of this activity in the Multivarejo segment, better displaying this activity in the Company's financial statements. Our management believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.  Previously, we had recorded such net revenues and costs as selling expenses recovery.  In order to make our financial statements for the years ended December 31, 2013 and 2012 comparable to our financial statements for the year ended December 31, 2014, we reclassified our revenues and costs associated with rentals of commercial spaces for the years ended December 31, 2013 and 2012 in line with this new accounting policy.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Accounts for inter-company transactions.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our financial statements.

Results of Operation	Year Ended December 31,
	2014	%	2013(1)%		2012(1)%
			(reclassified)		(reclassified)
	(in millions of R$, unless otherwise noted)
Net operating revenue	65,525	100.0	57,854	100.0	51,016	100.0
Cost of sales	(48,580)	(74.1)	(42,750)	(73.9)	(37,210)	(72.9)
Gross profit	16,945	25.9	15,104	26.1	13,806	27.1
Selling, general and administrative expenses	(11,787)	(18.0)	(10,742)	(18.6)	(10,164)	(19.9)
Depreciation and Amortization	(821)	(1.3)	(787)	(1.4)	(751)	(1.5)
Other operating expenses, net	(441)	(0.7)	(673)	(1.2)	(33)	(0.1)
Profit from operations before financial income (expenses) and share of profit of associates	3,896	5..9	2,902	5.0	2,858	5.6
Financial income	688	1.0	643	1.1	593	1.2
Financial expenses	(2,195)	(3.3)	(1,836)	(3.2)	(1,786)	(3.5)
Financial expenses, net	(1,508)	(2.3)	(1,193)	(2.1)	(1,193)	(2.4)
Share of profit of associates	108	0.2	47	0.1	11	—
Profit before income tax and social contribution	2,496	3.8	1,756	3.0	1,676	3.3
Income tax and social contribution	(736)	(1.1)	(360)	(0.6)	(520)	(1.0)
Net income for the year	1,760	2.7	1,396	2.4	1,156	2.3
Attributed to controlling shareholders	1,270	1.9	1,052	1.8	1,051	2.1
Attributed to noncontrolling shareholders	490	0.7	344	0.6	105	0.2

____________

(1)     In 2014, we began to record revenues and costs associated with rentals of commercial spaces as “sales revenue of goods and/or services” and “cost of goods sold and/or services”, respectively, as a result of the increased participation of this activity in the Multivarejo segment, better displaying this activity in the Company's financial statements. Our management believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.  Previously, we had recorded such net revenues and costs as selling expenses recovery.  In order to make our financial statements for the years ended December 31, 2013 and 2012 comparable to our financial statements for the year ended December 31, 2014, we reclassified our revenues and costs associated with rentals of commercial spaces for the years ended December 31, 2013 and 2012 in line with this new accounting policy.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2014 Compares to Year Ended December 31, 2013

The discussion below is based on our reclassified consolidated statement of income for the year ended December 31, 2013 to be consistent with the accounting standards that we used to prepare our consolidated statement of income for the year ended December 31, 2014.  For further information on the reclassification, see note 2 to our financial statements included elsewhere in this annual report.

Consolidated

Net operating revenue. Net operating revenue increased by 13.3%, or R$7,671 million, from R$57,854 million in 2013 to R$65,525 million in 2014, mainly due to: (i) an increase of  R$3,413 million in sales of stores opened for at least one year, or same-store sales, of which (a) R$1,113 million were related to food retail and cash and carry segments, representing an increase of 3.5%, primarily as a result of our mix of products and the increase in IPCA from 5.9% to 6.4% in 2014, (b) R$652 million were related to the home appliances segment, representing an increase of 4.2%, and (c) R$1,207 related to net operating revenue recorded by our Brazilian subsidiary, Cnova Brazil; (ii) an increase of R$638 million in financial services and services rendered, primarily related to services provided by Via Varejo; (iii) R$2,428 million related to net operating revenue recorded by Cdiscount beginning July 31, 2014; and (iv) the remaining difference relates to net operating revenue in the amount of R$3,417 recorded by the 212 new stores that opened in 2014.  In 2014, we closed 68 stores, including those stores requested by CADE in connection with the Casas Bahia association.  For more information about the Casas Bahia association, see “Item 4A. History and Development of the Company.”

Gross profit. Gross profit increased by 12.2%, or R$1,841 million, from R$15,104 million in 2013 to R$16,945 million in 2014.  In the same period, our gross margin slightly decreased to 25.9% of net operating revenue in 2014 from 26.1% in 2013.  This variation of 0.2 p.p. is in line with our strategy to reduce prices, and is mainly due to: (i) increased participation e-commerce and cash and carry in total sales, 5.0 p.p. and 1.9 p.p., respectively.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased by 9.7%, or R$1,045 million, from R$10,742 million in 2013 to R$11,787 million in 2014.  This increase was mainly due to: (i) a R$498 million increase in personnel expenses across all businesses, primarily related to annual salary increases ; and (ii) R$169 million related to the consolidation of Cdiscount;

Depreciation and amortization. Depreciation and amortization increased by 4.3%, or R$34 million, from R$787 million in 2013 to R$821 million in 2014, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores.

Other operating expenses, net. Other operating expenses, net, decreased by R$232 million, from R$673 million in 2013 to R$441 million in 2014.  This decrease was mainly due to: (i) a reduction of R$241 million in provisions for legal claims from R$392 million in 2013 to R$151 million in 2014; and (ii) a decrease in the expenses related to the Casas Bahia association in the amount of R$46 million.  This increase was partially offset by: (i) increase of R$39 million in expenses relating to Cnova’s initial public offering; and (ii) a net increase of R$16 million in other expenses.

Financial expenses, net. Financial expenses, net, increased by 26.3%, or R$314 million, from R$1,193 million in 2013 to R$1,508 million in 2014.  This increase was mainly due to: (i) a 24.0%, or R$215 million, increase in our interest expense over sales of receivables as a result of (a) an increase in sales volumes and (b) an increase in the average CDI rate, from 8.0% in 2013 to 10.8% in 2014; (ii) a 14.5%, or R$87 million, increase in our cost of debt; and (iii) a 56.3%, or R$58 million, increase in interest over our risk provisions and other liabilities.  This increase was partially offset by a change from a net debt position of R$1.1 billion in 2013 to a net cash position of R$1.4 billion in 2014 and a 11.2%, or R$42 million, increase in interest on cash and cash equivalents.

Share of profit of associates. Share of profit of associates increased by 129.8%, or R$60 million, from R$47 million in 2013 to R$108 million in 2014, mainly due to an increase in the net results of FIC as a result of improvements in credit analysis and lower default rates by customers.

Profit before income tax and social contribution. Profit before income tax and social contribution increased by 42.2%, or R$741.1 million, from R$1,756 million in 2013 to R$2,496 million in 2014, due to the increase in net operating revenue and reduction in other operating expenses, as partially offset by the increase in selling, general and administrative expenses.

Income tax and social contribution. Income tax and social contribution increased by 104.5%, or R$376 million, from R$360 million in 2013 to R$736 million in 2014, affecting the effective rate from 20.5% in 2013 to 29.5% in 2014.  This variation was mainly due to: (i) a R$223 million increase directly related to the increase in profit in 2014; and (ii) a R$126 million increase related to a tax credit taken in 2013 that decreased our effective rate for that year,  but which did not repeat in 2014.

Net income for the year. Net income for the year increased by 26.0%, or R$364 million, from R$1,396 million in 2013 to R$1,760 million in 2014, mainly due to the increase in net operating revenue, especially in the e-commerce and cash and carry segments, and higher gross margins recorded at Via Varejo.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below.  For further information on the segments, see note 34 to our audited consolidated financial statements included elsewhere in this annual report.

Food Retail Segment

As of December 31, 2014, the food retail segment was comprised of the banners Pão de AÃ§úcar and Extra (including Minimercado Extra, Minuto Pão de AÃ§úcar, Extra Supermercado and Extra Hiper).

Net operating revenue.  Net operating revenue increased by 3.4%, or R$877 million, from R$25,538 million in 2013 to R$26,415 million in 2014, mainly due to: (i) an increase in same-store sales, which resulted from inflation and our increased competitiveness and reduction of prices; and (ii) an increase in sales from 97 net new stores.

Gross profit.  Gross profit increased by 6.2%, or R$442 million, from R$7,107 million in 2013 to R$7,549  million in 2014.  In the same period, our gross margin increased from 27.8% in 2013 to 28.6% in 2014.  This 0.8 p.p. variation was due a more favorable mix of products sold, whereby we sold more food products, which have higher margins, than non-food products.

Depreciation and amortization.  Depreciation and amortization decreased by 7.0%, or R$42 million, from R$594 million in 2013 to R$552 million in 2014, mainly due to the termination of the amortization term of intangibles related to prior acquisitions.  This decrease was offset by an increase of R$61 million related to the termination of the amortization of Bartira.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 47.9%, or R$478 million, from R$999 million in 2013 to R$1,478 million in 2014, mainly due to the higher net operating revenue and higher gross margins.

Financial expenses, net. Financial expenses, net, increased by 15.7%, or R$74 million, from R$477 million in 2013 to R$550 million in 2014, mainly due to: (i) R$20 million, increase in interest over net debt; (ii) a R$13 million, increase in interest expenses on sale of receivables; and (iii) R$40 million, increase in interest on contingencies and other financial expenses.

Profit before income tax and social contribution.  Profit before income tax and social contribution increased by 81.1%, or R$450 million, from R$555 million in 2013 to R$1,005 million in 2014, mainly due to the increase in our operating profit, as a result of our more favorable mix of products sold and the decrease in other operating expenses.

Cash and Carry Segment

As of December 31, 2014, the AssaÃ banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 32.7%, or R$2,053 million, from R$6,273 million in 2013 to R$8,326 million in 2014, mainly due to: an increase in sales from new stores and, to a lesser extent, an increase in same-store sales, which resulted from (a) our increased competitiveness and (b) the effectiveness of our recently-opened stores.  In 2014, we opened nine new stores and expanded our activities in this segment to six new Brazilian states.

Gross profit.  Gross profit increased by 32.2%, or R$294 million, from R$914 million in 2013 to R$1,208 million in 2014, in line with our increase in net operating revenue.  In the same period, our gross margin remained stable at 14.5% in 2013 and 2014.

Depreciation and amortization. Depreciation and amortization increased by 39.3%, or R$22 million, from R$56 million in 2013 to R$78 million in 2014, mainly due to property, plant and equipment acquired during 2014 and the opening of nine new stores.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 20.1%, or R$39 million, from R$193 million in 2013 to R$233 million in 2014.  This increase was partially offset by a R$37 million increase in other operating expenses resulting from certain tax contingencies.

Financial expenses, net. Financial expenses, net, increased by 121.7%, or R$28 million, from R$23 million in 2013 to R$51 million in 2014.  This increase was mainly due to: (i) R$24 million, increase in interest over net debt; and (ii) R$5 million, increase in expenses over receivables sold.  This increase was partially offset by R$3 million, decrease in other financial expenses, net.

Profit before income tax and social contribution. Profit before income tax and social contribution increased by R$12 million, from R$170 million in 2013 to R$182 million in 2014, mainly due to an increase in our operating profit and partially offset by an increase in our financial expenses, net.

Home Appliance Segment

As of December 31, 2014, our home appliance segment was comprised of the banners Pontofrio and Casas Bahia.

Net operating revenue. Net operating revenue increased by 4.3%, or R$928 million, from R$21,746 million in 2013 to R$22,674 million in 2014, mainly due to: (i) a R$652 million increase in same-store sales; (ii) a R$207 million increase in financed sales; and (iii) an increase in sales from 39 net new stores.

Gross profit. Gross profit increased by 9.9% or R$665 million, from R$6,690 million in 2013 to R$7,355 million in 2014, in line with the increase in our net operating revenue.  In the same period, our gross margin increased from 30.8% in 2013 to 32.4% in 2014. This 1.6 p.p. variation was due to: (i) the increase in our net operating revenue; (ii) ICMS tax credits effects higher than the amount recorded in 2013; and (iii) gains relating to better functioning logistics.

Depreciation and amortization. Depreciation and amortization increased by 6.9%, or R$9 million, from R$130 million in 2013 to R$139 million in 2014, mainly due to the depreciation of assets we acquired in 2014.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 29.7%, or R$479 million, from R$1,612 million in 2013 to R$2,091 million in 2014, mainly due to: (i) the increase in our gross margin and net operating revenue; (ii) a decrease in expenses as a percentage of net operating revenue, from 22.7% in 2013 to 22.4% in 2014, primarily related to the decrease in back office personnel expenses and optimization of marketing and information technology expenses in line with our strategy to increase cost efficiency and capture additional synergies from our acquisitions.

Financial expenses, net. Financial expenses, net, increased by 23.2%, or R$128 million, from R$551 million in 2013 to R$679 million in 2014, mainly due to:  (i) R$94million, increase in our financial expenses mainly resulting from an increase in the average CDI rate, from 8.0% in 2013 to 10.8% in 2014; (ii) an increase of R$62 million in expenses over receivables sold; (iii) higher gain interest over cash about R$44 million; and (iv) an increase of R$16 million in other financial expenses, net.

Profit before income tax and social contribution. Profit before income tax and social contribution increased by 34.3% or R$369 million, from R$1,075 million in 2013 to R$1,444 million in 2014, mainly due to our improved operational efficiencies and the decrease in our expenses.

E-commerce Segment

As of December 31, 2014, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, Cdiscount.com (mainly on France), wholesale activities (B2B), and E-Hub.

Net operating revenue. Net operating revenue increased by 90.2%, or R$3,878 million, from R$4,297 million in 2013 to R$8,175 million in 2014, mainly due to: (i) our gain in market share resulting from our increased competitiveness; (ii) a broader range of products offered on our websites, which enhanced the market perception of our products and services; (iii) the development of our online market place sales platform; and (iv) R$2,428 million related to net operating revenue recorded by Cdiscount beginning July 31. 2014.

Gross profit. Gross profit increased by 115.0%, or R$452 million, from R$393 million in 2013 to R$845 million in 2014, mainly due to the consolidation of Cdiscount and  the increase of our net operating revenue.  In the same period, our gross margin increased from 9.1% in 2013 to 10.3% in 2014.  This 1.2 p.p. variation was in line with our strategy to capture intercompany synergies, mainly in Via Varejo.

Depreciation and amortization. Depreciation and amortization increased by 642.9%, or R$45 million, from R$7 million in 2013 to R$52 million in 2014, mainly due to: (i) the consolidation of Cdiscount; and (ii) acquisitions of property, plant and equipment during 2014.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates decreased by 4.1%, or R$4 million, from R$98 million in 2013 to R$94 million in 2014, mainly due to the increase in our depreciation and amortization.

Financial expenses, net. Financial expenses, net, increased by 59.2%, or R$84 million, from R$142 million in 2013 to R$226 million in 2014, mainly due to the increase in our interest expense over sales of receivables as a result an increase in the average CDI rate, from 8.0% in 2013 to 10.8% in 2014.

Loss before income tax and social contribution. Loss before income tax and social contribution increased by 206.8%, or R$91 million, from a loss of R$44 million in 2013 to a loss of R$135 million in 2014, mainly due to the increase in our financial expenses.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The discussion below is based on our reclassified consolidated statement of income for the year ended December 31, 2012 to be consistent with the accounting standards that we used to prepare our consolidated statement of income for the year ended December 31, 2013.  For further information on the reclassification, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Consolidated

Net operating revenue. Net operating revenue increased by 13.4%, or R$6,838 million, from R$51,016 million in 2012 to R$57,854 million in 2013, mainly due to: (i) an increase of  R$5,005 million in sales of stores opened for at least one year, or same-store sales, of which R$2,244 million were related to food retail and cash and carry segments, representing an increase of 3.6%, primarily as a result of our strategy in 2013 to reduce price to enhance our competitiveness, and R$1,873 million were related to the home appliances segment, representing an increase of 8.8%; and (ii) an increase of R$1,801 million, or 5.3%, in sales from 128 new stores opened.  In 2013, we closed 11 stores.  This increase was partially offset by barter transactions (which are transactions without the exchange of money) involving land owned by us and unit apartments, which occurred in 2012, in the amount of R$152 million, and were not recurrent in 2013.

Gross profit. Gross profit increased by 9.4%, or R$1,298 million, from R$13,806 million in 2012 to R$15,104 million in 2013.  In the same period, our gross margin decreased to 26.1% of net operating revenue in 2013 from 27.0% in 2012.  This variation of 1.1 p.p. is in line with our strategy to reduce prices and is mainly due to: (i) a 1.1 p.p. decrease in the margin of food retail; and (ii) a 4.8 p.p. decrease in the margin of e-commerce.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased by 5.7%, or R$579 million, from R$10,164 million in 2012 to R$10,742 million in 2013.  This increase was mainly due to: (i) a R$450 million increase in personnel expenses in the food retail and cash and carry segments due to annual salary adjustments; and (ii) a R$149 million increase in rent and other operation expenses, which were related to the increase in sales.  This increase was partially offset by a R$48 million reduction in marketing expenses, especially in the food retail segment.  As a percentage of net operating revenue, these expenses decreased from 19.9% to 18.6% in the year-over-year comparison, which is in line with our strategy to reduce expenses and improve operational efficiency.

Depreciation and amortization. Depreciation and amortization increased by 4.8%, or R$36 million, from R$751 million in 2012 to R$787 million in 2013, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores.

Other operating expenses, net. Other operating expenses, net, increased R$640 million, from R$33 million in 2012 to R$673 million in 2013.  This increase was mainly due to: (i) additional provisions of R$392 million related to labor liabilities for which we reassessed the risk of loss and increased the amount previously recorded and tax liabilities for which we reassessed the risk of loss due to developments in the legal proceedings; (ii) costs of R$105 million associated with severance costs incurred in optimization of our personnel structure, mainly among our executives; (iii) additional expense of R$61 million related to the write-off of fixed assets in the ordinary course of business and a provision for fines that may be applied by CADE resulting from the Term of Undertaking; and (iv) payment of contractual obligations related to the Casas Bahia association in the amount of R$147 million.  This increase in other operating expenses was partially offset by other net positive effects in the amount of R$31.6 million mainly related to the reevaluation of our equity interest in Bartira.  For more information on the Term of Undertaking, see “Item 4A. History and Development of the Company.”

Financial expenses, net. Financial expenses, net, remained stable at R$1,193 million in 2012 and 2013.  This was mainly due to the 0.5%, or R$103 million, increase in the interest expense over sales of receivables as a result of the increase in volume sold. This increase was partially offset by: (i) a 10%, or R$40 million, decrease in our financial debt in the year-over-year comparison; (ii) an 18%, or R$18 million, increase in financial income resulting from (a) an increase in cash generated from our operations and (b) financial instruments that benefited from the increase in the average CDI rate; and (iii) a R$32 million increase in other financial income in 2013.

Share of profit of associates. Share of profit of associates increased by 327.3%, or R$36 million, from R$11 million in 2012 to R$47 million in 2013, mainly due to an increase in the net results of FIC as a result of improvements in credit analysis and lower default rates by customers.

Profit before income tax and social contribution. Profit before income tax and social contribution increased by 4.8%, or R$80 million, from R$1,676 million in 2012 to R$1,756 million in 2013, mainly due to: (i) the increase in our net operating revenue; and (ii) the decrease in our selling, general and administrative expenses.  This increase was partially offset by the increase in other operating expenses.

Income tax and social contribution. Income tax and social contribution decreased by 30.8%, or R$160 million, from R$520 million in 2012 to R$360 million in 2013, affecting the effective rate from 31.0% in 2012 to 20.4% in 2013.  This variation was mainly due to: (i) the reversal of a deferred income tax liability in the amount of R$104 million, which we recorded in connection with the business combination of Nova Casa Bahia in 2010, and reversed to our income statement due to the exercise of the call option to purchase the remaining 75% equity interest in Bartira; and (ii) the R$71 million increase in the evaluation of our equity interest in Bartira, which resulted in a non-taxable income.

Net income for the year. Net income for the year increased by 20.8%, or R$240 million, from R$1,156 million in 2012 to R$1,396.million in 2013, mainly due to the increase in net operating revenue, especially in the food retail and home appliance segments.  This increase was partially offset by an increase in other operating expenses.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below.  For further information on the segments, see note 35 to our audited consolidated financial statements included elsewhere in this annual report.

Food Retail Segment

As of December 31, 2013, the food retail segment was comprised of the banners Pão de AÃ§úcar and Extra (including Minimercado Extra, Extra Supermercado and Extra Hiper).

Net operating revenue. Net operating revenue increased by 8.5%, or R$2,008 million, from R$23,530 million in 2012 to R$25,538 million in 2013, mainly due to: (i) an increase in same-store sales, which resulted from our increased competitiveness and reduction of prices; and (ii) an increase in sales from 73 new stores, including 59 Minimercado Extra store.  In 2013, we closed four stores.  This increase was partially offset by barter transactions (which are transactions without the exchange of money) involving land owned by us and unit apartments, which occurred in 2012 in the amount of R$152 million and were not recurrent in 2013.

Gross profit. Gross profit increased by 5.4%, or R$317 million, from R$6,790 million in 2012 to R$7,107 million in 2013.  In the same period, our margin over net operating revenue decreased from 28.8% in 2012 to 27.7% in 2013 in line with our strategy to reduce prices.  This 1.0 p.p. variation was due to an increase in net operating revenue, which was partially offset by an increase in other operating expenses.

Depreciation and amortization. Depreciation and amortization increased by 7.6%, or R$41 million, from R$552 million in 2012 to R$594 million in 2013, mainly due to property, plant and equipment acquired during 2013 and 2012.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates decreased by 33.3%, or R$488 million, from R$1,487 million in 2012 to R$999 million in 2013, mainly due to the increase in other operating expenses, primarily as a result of additional provisions of R$392 million related to labor liabilities for which we reassessed the risk of loss and increased the amount previously provisioned and tax liabilities for which we reassessed the risk of loss due to developments in the legal proceedings.

Financial expenses, net. Financial expenses, net, increased by 6.0%, or R$29 million, from R$450 million in 2012 to R$477 million in 2013, mainly due to: (i) a R$68 million decrease in our revenue from cash investments due to the reduction in our average cash balance of approximately 23.0%; (ii) an R$18 million decrease in the cost of our financial debt; and (iii) a R$21 million increase in interest over other financial assets and liabilities.

Profit before income tax and social contribution. Profit before income tax and social contribution decreased by 47.6%, or R$507 million, from R$1,059 million in 2012 to R$555 million in 2013, mainly due to the decrease in our operating profit, as a result of our strategy to reduce prices and become more competitive in the short term.  This decrease was partially offset by the R$392 million increase in other operating expenses, as described above under this segment’s operating profit.

Cash and Carry Segment

As of December 31, 2013, the AssaÃ banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 35.2%, or R$1,634 million, from R$4,639 million in 2012 to R$6,273 million in 2013, mainly due to: (i) an increase in sales from new stores; and (ii) an increase in same-store sales, which resulted from our increased competitiveness and reduction of prices.  In 2013, we opened 14 new stores and expanded our activities in this segment to an additional five Brazilian states.

Gross profit. Gross profit increased by 35.5%, or R$239 million, from R$675 million in 2012 to R$914 million in 2013, in line with our increase in net operating revenue.  Our gross profit over net operating revenue grew slightly, from 14.5% in 2012 to 14.6% in 2013.

Depreciation and amortization. Depreciation and amortization increased by 27.2%, or R$12 million, from R$44 million in 2012 to R$56 million in 2013, mainly due to property, plant and equipment acquired during 2013 and the opening of 14 new stores.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 33.1%, or R$48 million, from R$145 million in 2012 to R$193 million in 2013, in line with our increase in net operating revenue.  Our operating profit over net operating revenue remained stable at 3.1% in 2012 and 2013.

Financial expenses, net. Financial expenses, net, decreased by 65.2%, or R$43 million, from R$66 million in 2012 to R$23 million in 2013.  This decrease was mainly due to: (i) a non-recurring transfer of R$20 million of principal amount of debt to the cash and carry segment in 2012; and (ii) payment of an intercompany loan, which resulted in a R$14 million decrease in interest expenses in 2013.

Profit before income tax and social contribution. Profit before income tax and social contribution increased by R$91 million, from R$79 million in 2012 to R$170 million in 2013, mainly due to an increase in our operating profit and decrease in our financial expenses, net.

Home Appliance Segment

As of December 31, 2013, our home appliance segment was comprised of the banners Pontofrio and Casas Bahia.

Net operating revenue. Net operating revenue increased by 11.9%, or R$2,308 million, from R$19,438 million in 2012 to R$21,746 million in 2013, mainly due to: (i) a 9.0%, or R$1,873 million, increase in same-store sales; and (ii) a R$435 million increase in sales from 34 net new stores.

Gross profit. Gross profit increased by 15.1% or R$832 million, from R$5,858 million in 2012 to R$6,690 million in 2013, in line with our increase in net operating revenue.  Gross margin increased from 30.1% in 2012 to 30.8% in 2013, in line with our strategy to increase cost-efficiency and capture additional synergies from the Casas Bahia association.  This 0.7 p.p. increase was mainly due to: (i) our increase in sales; and (ii) the decrease in our cost of sales resulting from (a) our new strategy to use distribution centers that are closer to our delivery points and (b) the restructuring of teams in charge of assembling furniture.

Depreciation and amortization. Depreciation and amortization decreased by 14.9%, or R$23 million, from R$153 million in 2012 to R$130 million in 2013, due to the sale of certain assets, mainly trucks.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 45.6%, or R$505 million, from R$1,107 million in 2012 to R$1,612 million in 2013, mainly due to: (i) the increase in our gross margin and net operating revenue; (ii) a decrease in expenses as a percentage of net operating revenue, from 23.8% in 2012 to 22.7% in 2013, primarily related to the decrease in back office personnel expenses and optimization of marketing and information technology expenses in line with our strategy to increase cost efficiency and capture additional synergies from our acquisitions.

Financial expenses, net. Financial expenses, net, decreased by 4.1%, or R$24 million, from R$574 million in 2012 to R$551 million in 2013, mainly due to a R$89 million increase in financial income resulting from an increase in our cash position as of December 31, 2013 as compared to our cash position as of December 31, 2012. This increase in financial income was partially offset by a R$56 million increase in the cost of sales of receivables, as a result of the increase in volume sold.

Profit before income tax and social contribution. Profit before income tax and social contribution increased by 101.7% or R$543 million, from R$533 million in 2012 to R$1,075 million in 2013, mainly due to our improved operational efficiencies and the decrease in our financial expenses.

E-commerce Segment

As of December 31, 2013, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br; wholesale activities (B2B), and E-Hub.

Net operating revenue. Net operating revenue increased by 26.1%, or R$888 million, from R$3,409 million in 2012 to R$4,297 million in 2013, mainly due to (i) our gain in market share resulting from our increased competitiveness; (ii) a broader range of products offered on our websites, which enhanced the market perception of our products and services; and (iii) the development of our online market place sales platform.

Gross profit. Gross profit decreased by 18.7%, or R$90 million, from R$483 million in 2012 to R$393 million in 2013, due to reduction of prices and increasing competition in this segment.  In the same period, our margin over net operating revenue decreased from 14.2% in 2012 to 9.1% in 2013. This 5.1% p.p. variation was in line with our strategy to reduce prices.

Depreciation and amortization. Depreciation and amortization increased by 250.0%, or R$5 million, from R$2 million in 2012 to R$7 million in 2013, due to property, plant and equipment acquired during 2013.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates decreased by 9.3%, or R$10 million, from R$108 million in 2012 to R$98 million in 2013, mainly due to the decrease in our gross margin.

Financial expenses, net. Financial expenses, net, increased by 37.9%, or R$38 million, from R$103 million in 2012 to R$142 million in 2013, mainly due to an increase in the volume of receivables sold.

Profit (loss) before income tax and social contribution. We had a profit before income tax and social contribution of R$5 million in 2012 compared to a loss of R$44 million in 2013, mainly due to our gain in market share resulting from increased competitiveness and reduction of prices.

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables entered into with financial institutions (banks and credit card merchant acquirers).  Additionally, we have issued debentures in the local markets and obtained loans from banks and from BNDES.

5B. Liquidity and Capital Resources

In 2014, we continued selling our receivables to banks and credit card merchant acquirers without right of recourse or any obligation related therewith.  For more information on the sale of receivables, see note 8.1 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014, we had R$11,149 million in cash and cash equivalents.  We have a policy of maintaining cash and cash equivalents to meet short-term liquidity needs.  Historically, a relevant portion of our cash is generated during the fourth quarter of the year, and our cash level decreases between the second and third quarter of each year.

Our main cash needs include:

•         the servicing of our indebtedness;

•         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure;

•         acquisitions of other supermarket chains; and

•         distribution of dividends.

Our primary sources of liquidity have historically been cash flow from our operating activities. Net cash from operating activities was R$5,016 million in 2014, R$4.892 million in 2013 and R$5,299 million in 2012.  In 2014, these cash flows were primarily used for investments in the capital expenditures program, totaling R$1,963 million.  Our working capital need, or the gap between suppliers and inventories, improved by 19.2 days in 2014, as compared to 2013, due to optimizations in all of our business segments.

Our total cash position as of December 31, 2014, increased by 33.2%, or R$2,782 million, from R$8,367 million in 2013 to R$11,149 million in 2014.

Our outstanding debt as of December 31, 2014, increased by 2.5%, or R$233 million, from R$9,495 million in 2013 to R$9,728 million in 2014, consisting of:

•         R$9,029 million in real-denominated loans, and

•         R$699 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Our debt interest expense was R$687 million in 2014 and R$600 million in 2013.

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

We have two lines of credit outstanding with BNDES, which are denominated in reais and subject to TJLP, indexation plus an annual spread.  In addition, we have credit lines outstanding with other financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or Finame, platform, which are used in the ordinary course of business for purchase of machinery and equipment financing.  Amortizations are in monthly installments after a grace period.  BNDES has historically been an important source of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment.  For further information on our lines of credit with BNDES and BNDES/Finame, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

Under the lines of credit with BNDES, we are prohibited from offering assets as collateral in loans entered into with third parties without the prior consent of BNDES.  We also have to comply with the maintenance of covenants measured in accordance with the relevant BNDES agreements: capitalization ratio (shareholders’ equity/total assets) equal to or in excess of 0.30 and current ratio (EBITDA-to-net debt) equal to or in excess of 0.35.  As of the date of this annual report, we are in compliance with these financial covenants.

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

On September, 2014, the shareholders approved the twelfth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$900 million, for 900,000 non-convertible debentures issued as the first series of the twelfth issuance.  The debentures accrue interest at 107.0% of the average CDI rate, payable annually.  Principal will be paid on the maturity date on December 9, 2019.

Via Varejo

On January, 2012, the shareholders approved the third issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$400 million for 40,000 non-convertible debentures issued as the first series of the third issuance.  The debentures remuneration is CDI + 1% per year, which will be payable semi-annually and principal on the maturity date on July 30, 2015.

Consolidated

As of December 31, 2014, we had 1,140,000 non-convertible debentures outstanding, totaling R$3,568 million.  We are subject to certain covenants, such as net debt (debt less cash and cash equivalents and trade receivables) not greater than equity and consolidated net debt-to-EBITDA ratio lower than or equal to 3.25. As of December 31, 2014, we complied with these ratios.

For further information on our non-convertible debentures, see note 18.4 to our audited consolidated financial statements included elsewhere in this annual report.

Capital expenditures

In 2014, our capital expenditures totaled R$1,963 million.  These investment projects were financed with our operating cash flow and by third parties.  Our capital expenditures were R$2,126 million in 2013.  For specific use of our capital expenditures in 2014, see “Item 4A. History and Development of the Company—Capital Expenditure and Investment Plan.”

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

5D.            Trend Information

We believe that Brazilian consumers are very concerned with rising inflation rates, saving to repay debts, cutting leisure-related spending and reducing the number of trips they make to the supermarket.  To continue buying products they tried and enjoyed during times of growth, consumers seek out stores with low prices and promotions.   If they are unable to find them, they change brands.

At the end of 2014, we surveyed the behavior of Brazilians in 48 million urban households.  According to our study, 13% of Brazilians are saving to repay overdue debts, and 64% say they have reduced leisure activities outside of the home to save money.  Our survey also corroborates other third-party studies that found that the Brazilian middle class has cut back on spending and the classes with greater income (A and B income classes) are driving consumption. There was a 4.7% decrease in the number of trips to points of sale in 2014 compared to 2013, while average spending per visit increased by 5.6%.  We believe this is a result of better planning by consumers.

According to a survey conducted by Nielsen, more than half of Brazilian consumers have low spending levels and focus on purchasing basic household products only.   According to Nielsen, in 2014, sales in Brazil of 137 categories of beverages, foods, toiletries and cosmetic products, among others, increased by 3.7% by volume and 4.9% by inflation-adjusted revenue compared to 2013.  In 2013, sales in Brazil of the same categories of products decreased by 0.3% by volume and increased by 3.5% by inflation-adjusted revenue compared to 2012.  Data released by the IBGE revealed a more concerning trend for Brazilian consumer retailers.   According to the IGBE, sales volumes of restricted retail products, excluding vehicles and construction materials, increased by only 2.2% in 2014, as compared to 2013, representing the lowest sales growth percentage in the past 10 years.

In 2014, consumers’ focus on finding the best prices drove them to cash and carry and away from supermarkets – a trend that has been building over recent years.  According to Nielsen, a total of 47 cash and carry stores opened in Brazil in 2014, and 1.4 million households moved to purchase from this channel during that time.   Cash and carry was not the only segment that grew in 2014.  Brazilians also began shopping at up to four different stores for their grocery needs. In an attempt to save money on household purchases, consumers first search for stores that offer their preferred brands at a price deemed fair, seeking sales and discounts on these brands.  It is only after this attempt fails that consumers change brands, moving to a less expensive product.

According to Nielsen, 2015 will be just as challenging, if not more so, than 2014 for the food retail industry. Consumers will continue to be concerned with inflation, reeling in their spending.  Despite these challenges, we believe we have the necessary tools to continue to increase sales during this time.  In 2015, we intend to maintain our strategy to increase competitiveness and consolidate synergies.  We also intend to invest in the opening of new stores, remodeling and renovating stores and acquiring land in strategic locations.  In addition, we intend to invest in infrastructure related to information technology and distribution.  We also believe we are well positioned to achieve our growth targets in 2015.  While we will prioritize organic growth through the existing stores and through the opening of new stores, we will also remain alert to any opportunities for strategic acquisitions that will result in operational synergies, leverage returns on invested capital and create value for our shareholders.

5E.            Off-balance sheet arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for off-balance sheet arrangements related to operational leases disclosed in note 25 to our financial statements. As of December 31, 2014, Company revised the information disclosed in note 25, in order to disclose only the Non-Cancellable lease obligation, as required by the IFRS. The supplementary Cancellable lease obligation information was removed, since it is not a requirement

5F.             Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2014:

	Payment Due by Period
Contractual Obligations (1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of reais)
Long-term debt:
Principal	5,693	3,747	1,888	34	25
Accrued interest as of 12/31/14	205	142	63	0	–
Projected interest (2)	704	237	355	91	21
Total long-term debt	6,602	4,126	2,306	125	46
Debentures:
Principal	3,496	2,600	448	448	–
Accrued interest as of 12/31/14	72	72	–	–	–
Projected interest (2)	711	292	359	60	–
Total debentures	4,279	2,964	807	508	–
Taxes, other than on income	1,484	867	219	140	258
Financial Leasing	263	34	103	31	96
Operating lease (3)	136	18	28	41	49
Total contractual obligations	12,764	8,009	3,463	844	449

____________

(1)   For additional information, see notes 18, 19, 21 and 24 to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Future interest includes estimated interest to be incurred from December 31, 2013 through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2013 and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

(3)   Only the non-cancellable obligations in the lease agreements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.            Directors and Senior Management

Board of Directors

The following table sets forth the name and the year of election of each of our board members as of the date of this report.  A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005	March 8, 1949
Arnaud Strasser	Vice-Chairman	2012	July 6, 1969
Antoine Marie Remi Lazars Giscard D’Estaing	Director	2009	January 5, 1961
Yves Desjacques	Director	2014	December 23, 1967
Roberto Oliveira de Lima	Director (Independent)	2012	April 1, 1951
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Maria Helena dos Santos Fernandes de Santana	Director (Independent)	2013	June 23, 1959
Luiz Aranha Corrêa do Lago	Director (Independent)	2014	November 27, 1950

Mr. Jean-Charles Henri Naouri has been a member of our board of directors since 2005.  Mr. Naouri is also the chairman and chief executive officer of the Casino Group, president of its ultimate parent company, Euris S.A.S., and chairman of the board of directors of Cnova.  He also holds the following positions: chairman of the board of directors of Rallye S.A., member of the board of directors of F. Marc de Lacharrière FIMALAC S.A., vice-chairman of the Casino Group Corporate Foundation and chairman of the Euris Foundation.  In June 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. In the past five years, he has served as chairman and chief executive officer (until 2013) and member of the supervisory board (until 2013) of Monoprix S.A., chief executive officer of Rallye S.A. (until 2013), chairman of Finatis S.A. (until 2010), and member of the board of directors and audit committee of Natixis S.A. (until 2010). From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France. Mr. Naouri is Inspecteur des Finances (Finance Inspector) for the French government.  Mr. Naouri holds degrees from Ecole Normale Supérieure and Ecole Nationale d’Administration and a Ph.D. in mathematics and has studied at Harvard University.

Mr. Arnaud Strasser has been the vice-chairman of our board of directors since 2012 and a member of our board of directors since 2010.  He has also been a member of the board of directors of Cnova since 2014, Ã‰xito since 2010 and Via Varejo since 2012 (where he has served as vice-chairman since 2013).  Until 2014, Mr. Strasser also served as a member of the board of directors of the Big C Supercenter plc.  He has worked for the Casino Group since 2007, where he currently serves as corporate development and equity interests officer.  Until 2009, he was advisor to the chairman for international development of the Casino Group.  Mr. Strasser also worked in the Cabinet of the Prime Minister of France in 2005, as mission head, and in the Cabinet of Renaud Dutreil, French Minister of Companies and Trade, from 2005 to 2007, as special advisor.  Mr. Strasser holds a bachelor’s degree from Ã‰cole Nationale d’Administration and master’s degrees from Hautes Ã‰tudes Commerciales and Institut d’Ã‰tudes Politiques de Paris.

Mr. Antoine Marie Remi Lazars Giscard D’Estaing has been a member of our board of directors since 2009.  Mr. D’Estaing is the financial director of the Casino Group.  Previously, he was a partner at Bain & Company and financial, strategy and information technology director of the Danone Group.  Mr. D’Estaing holds degrees in business administration from Hautes Ã‰tudes Commerciales and Ã‰cole Nationale d’Administration.

Mr. Yves Desjacques has been a member of our board of directors since 2014. He also serves as a member of the board of directors of Ã‰xito and Mercialys S.A., a French real estate affiliate of the Casino Group.  Mr. Desjacques has been executive vice-president of human resources of the Casino Group since 2007.  From 2001 to 2007, he served as vice-president of human resources and member of the executive committee of Védior France.  From 1994 to 2001, Mr. Desjacques held several positions at Generali Assurances, including human resources manager from 1994 to 1997, vice-president of human resources from 1997 to 2001 and vice-president of human resources for shared corporate functions from 1998 to 2001.  From 1992 to 1994, he was human resources officer at Commercial Union Assurances.  Since 2007, Mr. Desjacques has been chairman of the French Equal Opportunity in Education Association.  He holds a master's degree in international human resources management from the University of Paris II, where he specialized in labor law, corporate relations and human resources.

Mr. Roberto Oliveira de Lima has been an independent member of our board of directors since 2012.  He  is also a member of the board of directors of Telefonica Brasil S.A. and has held several executive positions at Grupo Vivo, such as chief executive officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until February 2006, chief executive officer Telemig Celular Participações S.A. until November 2009, executive officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda. until November 2009. Mr. Oliveira de Lima serves as a member of the board of directors of Edenred S.Ã .r.l., which is headquartered in Paris, France.  Previously, he served as chairman of the board of directors of Grupo Credicard from 1999 to 2005 and chief executive officer of Banco Credicard S.A. from 2002 to 2005.  He also held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Global S.A. Mr. Oliveira de Lima holds a master’s degree in business administration from Fundação Getúlio Vargas in Brazil and a master degree’s in finance and strategic planning from Institute Superieur des Affaires in France.

Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012.  Previously, he was a career diplomat.  He joined the Brazilian foreign service in March 1967 and served as Brazilian ambassador to Japan, Mongolia and the Democratic People’s Republic of Korea from 2008 to 2010, China from 2004 to 2008 and Paraguay from 2000 to 2004.  Mr. Castro Neves also served as chairman of Itaipu Binacional and Interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency of Brazil.  He is a founding partner of CN Estudo e Projetos Ltda. and president of the Brazilian Center of Foreign Affairs (Centro Brasileiro de Relações Internacionais) and teaches economics at the Brazilian Ministry of Foreign Affairs’ (Ministério das Relações Exteriores) Instituto Rio-Branco and foreign economic relations at Universidade de BrasÃlia.  Mr. Castro Neves holds bachelor’s degrees in economics from the Universidade Federal do Rio de Janeiro and diplomacy from the Brazilian Ministry of Foreign Affairs’ (Ministério das Relações Exteriores) Instituto Rio-Branco and a master’s degree in economics from University of London.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012.  He has also been a member of the board of directors of Cnova since October 2014.  Mr. Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company, and Iposeira Capital and currently serves on the board of directors of FMC Technologies, Inc. and Brookfield Renewable Energy Partners. Previously, he was the chief executive officer of Unibanco Banco de Investimentos and president and managing director of BNDES and Banco UBS – Brasil.  Mr. Carvalho Filho served as the non-executive chairman of the board of directors BHP Billiton Brazil and as a member of the board of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, Rossi Residencial, Varig, Santista Têxtil and Telemig.  He is also the president of the board of trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from the Johns Hopkins University.

Mrs. Maria Helena S. F. Santana has been an independent member of our board of directors since 2013. She is also independent director and coordinator of the audit committee of Totvs S.A., a member of the audit committee of Itau Unibanco Holding S.A. and a trustee of the IFRS Foundation. She is a former independent non-executive director of CPFL Energia S.A. Mrs. Santana previously served as chair of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM, from July 2007 to July 2012 and as commissioner of the CVM from July 2006 to July 2007.  Ms. Santana worked for the BM&FBOVESPA from 1994 to 2006, acting as head of Listings and Issuer Relations from 2000 to 2006, being responsible for the supervision of listed companies and for attracting new companies to the stock exchange.  She was involved in the creation of the New Market (Novo Mercado) listing segment of the BM&FBOVESPA and charged with its implementation.  Mrs. Santana was vice-chair of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or IBGC, from 2004 to 2006 and chair of the Executive Committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012. Mrs. Santana holds a degree in economics from Universidade de São Paulo.

Mr. Luiz Aranha Corrêa do Lago has been an independent member of our board of directors since 2014.  He has been a professor of economics at Pontifícia Universidade Católica from Rio de Janeiro since 1979, having served as associate professor from 1979 to 1995 and full professor since 1995.  Previously, Mr. Lago served as planning and economic consultant and officer for Grupo Lorentzen, a member of the board of directors of Lorentzen Empreendimentos S.A. from 1985 to 2006, economic consultant of the Investment Bank Association (Associação Nacional Dos Bancos De Investimento), or ANBID, stock market officer of the Central Bank from 1987 to 1988, technical director of Primus Corretora de Valores e Câmbios S.A. from 1986 to 1987, chief of the Center for Monetary Studies and International Economics from 1981 to 1986 and economist of the Brazilian Institute of Economy from 1978 to 1986.  Mr. Lago served as a member of board of directors of Aracruz Celulose S.A. from 1988 to 2008, Veracel S.A. from 2006 to 2008, Arapar S.A. from 1988 to 2009 and Companhia de Navegação Norsul from 1988 to 2010.  Mr. Lago holds a degree in economics from Universidade Federal do Rio de Janeiro, a master’s degree in economics from Duke University and a master’s degree and Ph.D. in economics from Harvard University.

Executive Officers

The following table sets forth the name, position and the year of election of each of our executive officers.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Ronaldo Iabrudi dos Santos Pereira	Chief Executive Officer	2014	May 14, 1955
Christophe Jose Hidalgo	Chief Financial Officer	2012	October 25, 1967
Antonio Salvador	Personnel Vice-President	2013	June 13, 1967
Peter Estermann	Vice-President of Strategic Development and Infrastructure	2014	July 28, 1957
Belmiro de Figueiredo Gomes	Cash and Carry Officer	2012	August 11, 1971
Roberto Bruce Harley	Real Estate Officer	2015	June 5, 1973
Daniela Sabbag	Investor Relations Officer	2013	April 10, 1975

Mr. Ronaldo Iabrudi has been our chief executive officer since 2014. He has also been a member of the board of directors of Cnova, chairman of the board of directors of Via Varejo and member of the executive committee of the Casino Group since 2014.  Previously, Mr. Iabrudi was chief executive officer of Magnesita from 2007 to 2011, chief executive officer of the Telemar Group from 1999 to 2006, chief executive officer of Ferrovia Centro- Atlântica from 1997 to 1999 and chief financial and administrative officer and head of human resources of the Gerdau Group from 1984 to 1997.  Mr. Iabrudi also served as chairman of the board of directors of Lupatech, Cemar, Contax, Telemar Operadora and Porto de Angra and a member of the board of directors of Estacio Participações, Magnesita, the Telemar Group (currently Oi S.A.), RM Engenharia and Ispamar. Mr. Iabrudi holds a bachelor’s degree in psychology from PontifÃcia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Paris I Panthéon-Sorbonne and a master’s degree in adult education and change management from Université Paris IX Dauphine.

Mr. Christophe José Hidalgo has been our chief financial officer and corporate services officer since 2012.  He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Ã‰xito from 2010 to 2012.  From 1996 to 2000, Mr. Hidalgo was chief financial officer of Castorama.  Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from Université de Bordeaux.

Mr. Antonio Salvador has been our personnel vice-president officer since 2013.  Previously, he served as vice-president of human resources for Hewlett-Packard in Brazil from 2010 to 2013, human resources executive director at PricewaterhouseCoopers Brazil from 2007 to 2010, associate partner at IBM Global Business Services from 2003 to 2007, executive director at Promon Tecnologia from 2001 to 2003, senior manager at PricewaterhouseCoopers Brazil from 1997 to 2001 and corporate university manager at Brahma from 1994 to 1997.  In 2011 and 2012, Mr. Salvador received the “HR Professional of the Year” award for the technology industry from Voce S.A.  Mr. Salvador holds a bachelor’s degree in social communication from Universidade Gama Filho and an executive MBA from Fundação Cândido Mendes.  He has also completed programs in business administration at Fundação Getulio Vargas, INSEAD and Harvard Business School.

Mr. Peter Estermann has been our vice president of strategic development and infrastructure since 2014. Previously, he held the following executive positions: vice-president and chief operating officer of TENCO Shopping Centers from 2013 to 2014; executive officer of global operations of Magnesita Refractarios S.A. from 2012 to 2013; chief executive officer at LWB Refractories – Germany, subsidiary of Magnesita Refractarios S.A. for operations in Europe, from 2008 to 2011; executive director of operations at Medial Saúde, one of the largest health insurance companies in Brazil, from 2006 to 2007, during its initial public offering in the Novo Mercado segment of the BM&FBOVESPA, in which actively participated, executive director of organizational development and president for the North and Northeast regions of Telemar Norte Leste S.A. from 2001 to 2005; executive director of operations and vice-president at Satipel Minas Industrial Ltda. from 1999 to 2001; chairman of the board of directors and general director of Tecflor Ind. S.A. from 1997 to 1998; general director of the forestry division of Aracruz Celulose SA from 1996 to 1997; chief operating officer of the Petropar Group from 2006 to 2007; chief operating officer of Destilaria Brasilândia S.A. from 1987 to 1988; and general manager of Agropecuária Mogno S.A. from 1981 to 1986.  Mr. Estermann also served as a member of the board of directors of Tecflor Industrial S.A. from 1997 to 1998, Planalto Transportes Ltda. from 2007 to 2008 and Odontosystem Ltda. in 2008; as chairman of the board of directors of Sinterco S.A. from 2008 to 2013; and as member and chairman of the board of directors of Reframec Services S.A. in 2013. Mr. Estermann holds a bachelor’s degree in agricultural engineering from Universidade Federal de Minas Gerais – Lavras and a graduate degree from Harvard Business School.

Mr. Belmiro de Figueiredo Gomes has been our real estate cash and carry officer since 2012.  Mr. Gomes joined  the Company in 2010, having also held the position of commercial director.  Previously, he worked in several areas of the Atacadão chain for 22 years.  In 2007, he coordinated the sale process of the Atacadão chain to the Carrefour Group, subsequently serving as an executive director responsible for the commercial, logistics, marketing and business strategy areas.

Mr. Robert Bruce Harley has been our real estate officer since 2015. Previously, he was an executive officer, including chief executive officer, of JHSF Participações S.A.’s shopping mall business unit from 2008 to 2014 and partner and chief executive officer of BGNE Restaurante e Comércios de Alimentos S.A. from 2006 to 2008. Mr. Harley has also had work experience in project management and expansion at Super Shopping Osasco and McDonald’s Comércio de Alimentos Ltda.  He holds a degree in business administration from the University of Chicago.

Ms. Daniela Sabbag has been our investor relations officer since 2013, having joined our finance team 13 years ago.  Ms. Sabbag was our investor relations non-executive officer from 2006 to 2010 and strategic planning, mergers and acquisitions and new business officer from 2010 to 2013.  Previously, Ms. Sabbag worked at Deutsche Bank and the Jeronimo Martins Group.  She holds a degree in business administration from Fundação Getulio Vargas and has completed post-graduate studies in capital markets at the Universidade de São Paulo and an MBA program at Fundação Getulio Vargas.

6B.            Compensation

For the year ended December 31, 2014, the aggregate compensation paid in cash to the directors, executive officers and members of the committees of CBD is expected to be R$89 million.  Non-cash benefits in 2014 included reimbursements of medical expenses to our executive officers and the use of our cars during working hours.  There are no outstanding loans granted by us to our executive officers or members of our board of directors.  Under CVM rules, listed companies are required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members.  However, our Company, together with other listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, that, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and retained the financial institution, Brasilprev Seguros e Previdência S.A., for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company.  Contributions made by the Company in the year ended December 31, 2014, amounted to R$3 million and employees’ contributions amounted to R$7 million with 921 participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2013, 2014 and 2015

The table below indicates the compensation for members of the board of directors and members of the committees of the company, executive officers and fiscal council for 2013:

	Board of directors and members of the committees of the board of directors(1)	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.75	8.00	3.00	24.75
Fixed annual compensation	6,568,660	15,899,617	504,000	22,972,277
Benefits	-	2,715,698	-	2,715,698
Variable compensation
Profit sharing	-	18,383,676	-	18,383,676
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	11,373,000	-	11,373,000
Total compensation	6,568,660	48,371,991	504,000	55,444,651

____________

 (1) The number of members in the Board of executive officers informed in the table above corresponds to the annual average number of executive officers ascertained on a monthly basis.

The table below indicates the compensation for members of the board of directors and members of the committees of the company, executive officers and fiscal council for 2014:

	Board of directors and members of the committees of the board of directors	Executive officers(1)	Fiscal council	Total
	(In R$, when applicable)
Number of members	9	7.08	3	19.08
Fixed annual compensation	4,149,322	52,019,172	168,000	56,336,494
Benefits	-	4,022,234	-	4,022,234
Variable compensation
Profit sharing	-	20,759,354	-	20,759,354
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation [1]	-	6,000,000	-	6,000,000
Total compensation	4,149,322	82,800,760	168,000	87,118,082

____________

 (1) The number of members in the Board of executive officers informed in the table above corresponds to the annual average number of executive officers ascertained on a monthly basis.

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2015:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	9	8	5	22
Fixed annual compensation	4,311,865	30,664,532	535,000	35,511,397
Benefits	-	4,154,614	-	4,154,614
Variable compensation
Profit sharing	-	23,951,847	-	23,951,847
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	5,270,780		5,270,780
Total compensation	4,311,865	64,041,773	535,000	68,888,638

Variable Compensation 2013, 2014 and 2015

With the exception of the compensation based on the hours actually worked, the members of our board of directors and our fiscal council receive no variable compensation in the exercise of their functions.  Below we present the variable compensation of our executive officers paid in 2013 and 2014 and expected to be paid in 2015.

2013	Executive officers
(In R$, when applicable)
Number of members	8
Profit sharing
Minimum expected amount	0
Maximum expected amount	40,080,802
Expected amount – goals achieved	18,383,676
Amount actually recognized	18,383,676

2014	Executive officers
(In R$, when applicable)
Number of members	7.08
Profit sharing
Minimum expected amount	0
Maximum expected amount	43,594,645
Expected amount – goals achieved	21,797,322
Amount actually recognized	20,759,354

2015 (Expected)	Executive officers
(In R$, when applicable)
Number of members	8
Profit sharing
Minimum expected amount	0
Maximum expected amount	R$ 47,903,694
Expected amount – goals achieved	R$ 23,951,847

Employee Stock Option Plans

At an extraordinary general meeting held on May 9, 2014, our shareholders voted to: (1) discontinue the stock option plan previously approved by our shareholders on December 20, 2006, or our Former Stock Option Plan, subject to the stock options that had already been granted pursuant to the Former Stock Option Plan remaining in force under the same terms and conditions; (2) approve the creation of a new stock option plan, or our New Stock Option Plan; and (3) create a compensation plan for employees based on stock options, or our Compensation Plan. We refer to the Former Stock Option Plan, the New Stock Option Plan and the Compensation Plan collectively as our “Stock Option Plans.”  Our Stock Option Plans grant options to purchase our preferred shares only, and members of our board of directors are not eligible to participate.

General Terms and Conditions

Former Stock Option Plan

Our Former Stock Option Plan is administered by the stock option plan management committee of our board of directors.  Each grant cycle under our Former Stock Option Plan is designated with a serial number beginning with the letter “A.”  Having been discontinued in May 2014, no additional stock options will be granted under our Former Stock Option Plan.  As of December 31, 2014, the only outstanding series of stock options under our Former Stock Option Plan were Series A5, A6 and A7.  The maximum deadline for exercising Series A5, A6 and A7 stock options under our Former Stock Option Plan is May 31, 2015, March 31, 2016 and March 31, 2017, respectively.

New Stock Option Plan

Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance.  Each grant cycle under our New Stock Option Plan will designated with a serial number beginning with the letter “C.”  As of December 31, 2014, the only outstanding series of stock options under our New Stock Option Plan was Series C1.

The Company’s employees and executives are eligible to participate in our New Stock Option Plan.  Employees and executive managers of our subsidiaries who are considered “key executives” may also participate subject to the approval of the human resources and compensation committee.  Our employees’ participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance.  Each grant cycle under our Compensation Plan will designated with a serial number beginning with the letter “B.”  As of December 31, 2014, the only outstanding series of stock options under our Compensation Plan was Series B1.

The Company’s employees and executives are eligible to participate in our New Stock Option Plan.  Employees and executive managers of our subsidiaries who are considered “key executives” may also participate subject to the approval of the human resources and compensation committee.  Our employees’ participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Main Objectives of the Stock Option Plans

The aim of our Stock Option Plans is to (i) attract and retain highly qualified executive officers and professionals; (ii) enable our managers and employees to participate in our capital and in the equity increases arising from the results these managers and employees have contributed; and (iii) to align the interests of our managers and employees with those of our shareholders, encouraging these professionals to better perform while ensuring continuity in the management of our Company and our subsidiaries.

Maximum Number of Shares and Options

Each stock option granted under the Stock Option Plans corresponds one preferred share of the Company.  There is no maximum aggregate number of options that may be granted under our Former Stock Option Plan, provided that the total number of shares granted from the exercise of the options does not exceed 15,500,000 preferred shares overall and 2% of our total capital stock per series.

The total aggregate number of options that may be granted under our each of our New Stock Option Plan and our Compensation Plan must exceed 2% of the total number of preferred shares issued by the Company, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

When stock options are exercised, we issue the beneficiaries new shares, with the right to use our treasury shares.

Exercise Price

With respect to options granted under our Former Stock Option Plan, the exercise price per preferred share of “Silver” options will correspond to the average closing price of our preferred shares over the last 20 BM&FBOVESPA trading sessions prior to the date on which the stock option plan disbursement committee decides to grant the option.  After this average price has been determined, a discount of 20% will be applied.  For “Gold” options, the exercise price per preferred share will correspond to R$0.01.

The exercise price per preferred share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under the New Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the preferred shares issued by the Company in the prior 20 sessions of the BM&FBOVESPA prior to the date of the meeting of the human resources and compensation committee in which such options are granted.

Vesting

In general, the stock options granted under the Stock Option Plans will vest as from the 36th month following the granting of the stock options.

The options granted under the Stock Option Plans may be exercised in whole or in part.

Restrictions on Transferring Shares

The stock option plan management committee and the human resources and compensation committee, as the case may be, may establish restrictions on the transfer of the shares resulting from the exercise of the stock options.

Outstanding Stock Options

Below are the outstanding options for the members of our senior management, as of December 31, 2014.

Number of members benefiting from the granting of stock options:		3
In relation to options not yet exercisable:	Series A5– Gold	Series A5– Silver	Series A6– Gold	Series A6– Silver	Series A7– Gold	Series A7– Silver	Series B1	Series C1
Quantity (in thousand)	2,562	2,563	10,990	10,994	12,961	12,969	23,752	23,750
Grant date	May 31, 2011	May 31, 2011	March 15, 2012	March 15, 2012	March 15, 2013	March 15, 2013	May 30, 2014	May 30, 2014
Vesting date	May 31, 2014	May 31, 2014	March 31, 2015	March 31, 2015	March 31, 2016	March 31, 2016	June 1, 2017	June 1, 2017
Maximum deadline for exercising the options	May 31, 2015	May 31, 2015	March 31, 2016	March 31, 2016	March 31, 2017	March 31, 2017	November 30, 2017	November 30, 2017
Weighted average exercise price (in R$, per share)	0.01	54.69	0.01	64.13	0.01	80.00	0.01	83.22
Grant date fair value of the options (in R$, per share)	59.75	25.27	79.78	37.94	105.17	46.11	101.83	44.36
In relation to exercisable options:
Quantity	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Maximum deadline for exercising the options	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Grant date fair value of the options (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered

The members of our senior management did not exercise any stock options in 2014.

We recognized share-based payments of R$37 million, R$43 million and R$45 million in our consolidated financial statement in 2014, 2013 and 2012, respectively.  These amounts included the amounts related to the acceleration of the vesting of certain stock options.

Insurance

We have an insurance policy with XL Seguros Brasil S.A, effective from December 23, 2014 through December 23, 2015, covering all our managers against damages attributed to them in the exercise of their functions.  Coverage is limited to US$50 million, for losses and damages arising from one and the same damaging act involving the capital markets, with deductibles of US$200,000 in connection with SEC-related proceedings and US$50,000 in connection with CVM-related proceedings.  This policy has no deductible for losses and damages arising from one and the same damaging act of a different nature.  This policy is automatically extended to the management of our new subsidiaries, with liability limited to 30% of the total assets of the new subsidiary.

6C.            Board Practices

According to our by-laws, our board of directors consists of at least three and up to 12 members.  The directors meet ordinarily six times a year, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of two years.  The board’s responsibilities include leading the corporate governance process, electing our executive officers and members of our committees and supervising our management.  Our board of directors consists of nine members elected by our shareholders, consisting of 4 representatives of the Casino Group and 5 independent directors, whose terms of office expire in 2016.  We are managed by our board of directors and by our board of executive officers.  None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment.

Our board of executive officers is composed of at least two and up to 14 members.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors.  As of April 24, 2015, our board of executive officers was composed of eight members.

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

Committees of the Board of Directors

As of the date of this annual report, we have the following four special committees:  (i) human resources and compensation committee; (ii) financial committee; (iii) sustainable development committee; and (iv) corporate governance committee.  The responsibilities of our committees are established by their respective internal regulations, which were approved by our board of directors.  The members of each committee are appointed by our board of directors and the board of directors also designates the chairman of each special committee.  The committees may include one member who is not a member of our board of directors.  Each special committee is composed of three and up to five members for a term of office of two years, reelection being permitted.  In addition to these committees, the board of directors may create other committees with special roles.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every two months and has the following duties:  (i) to provide guidelines for the selection of our chief executive officer; (ii) to examine candidates for election to our board of directors; (iii) to examine candidates for appointment to our board of executive officers; (iv) to review and discuss management compensation and stock option plans for our officers (with respect to the New Stock Option Plan and the Compensation Plan); (v) to propose criteria for the assessment of the performance of our managers, using comparable Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by us and our controlled companies, using comparable Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for our managers; and (viii) to identify individuals within our Company and our controlled companies who could be our future leaders and follow up the development of their career.  Our human resources and compensation committee is composed of Arnaud Strasser, Yves Desjacques and Roberto Oliveira de Lima.

Financial Committee

The financial committee holds meetings at least once every two months and has the following duties:  (i) to review the financial/economic viability of our investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or of any similar transaction involving us or any of our controlled companies; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review our cash flow, indebtedness policy and capital structure; (v) to monitor the implementation and accomplishment of our annual investment plan; (vi) to monitor the average cost of our capital structure and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend opportunities related to financing transactions that may improve our capital structure.  Our financial committee is currently composed of Eleazar de Carvalho Filho, Antoine Giscard D’Estaing and Arnaud Strasser.

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties: (i) to increase the value of our business by expanding our sustainable development and environmental matters; (ii) to establish sustainable practices, based on economic, environmental and social elements in order to promote sustainable development and disseminate these practices throughout all of our strategic activities and relationships; (iii) to evaluate and approve projects, proposals and institutional campaigns related to environmental or social issues, including the allocation of resources; (iv) to evaluate investment opportunities and projects from a sustainable perspective; and (v) to approve the social and sustainable development reports.  Our sustainability committee is composed of Luiz Augusto Castro Neves, Roberto Oliveira de Lima and Helio Mattar.

Corporate Governance Committee

The corporate governance committee holds meetings at least once every three months and has the following duties:  (i) to promote monitoring and ensure the adoption of the best practices of corporate governance and to coordinate the process for implementing and maintaining such practices at the Company, as well the effectiveness of corporate governance processes, suggesting changes, updates and improvements, as necessary; (ii) to review from time to time and to recommend necessary changes to the corporate governance policies and practices adopted by the Company; (iii) to ensure the good operation of the board of directors, the executive management, and the support committees of the Company and the relationship between themselves and the shareholders of the Company, and accordingly, to review from time to time and make recommendations to the board of directors about its operations and authorities, as well as regarding the executive management and the support committees of the Company; (iv) to prepare or review from time to time, as the case may be, the Company’s by-laws, and the codes and policies of the company, and the internal regulations of the support committees of the Company, as well as any other document related to the corporate governance of the Company as well as to criticize, make recommendations of modifications and suggestions that it deems necessary to the board of directors, in order to maintain such documents updated according to the highest corporate governance practices, always observing the singular characteristics of the Company; (v) to keep the board of directors informed and updated on rules, regulations and recommendations in force and adopted on the market, including regarding rules that are created and impact the Company’s corporate and capital markets activities; (vi) to follow-up on the implementation in respect to of all the requirements stated forth in the Brazilian corporate and capital markets law, and of the stock market inspection agencies the Company is subject to; (vii) to draft, submit and review the related party transaction policy of the Company to the board of directors, as well as any other policies necessary for the adoption, by the Company, of the best practices of management and corporate governance; (viii) to issue an opinion, at the board of directors’ or executive management’ request, regarding situations where there might be a conflict of interests scenario in the Company’s activities; and (ix) to provide an opinion on any matters submitted by the board of directors, as well as on those matters our corporate governance committee determines to be relevant.  Our corporate governance committee is composed of Maria Helena Santana, Arnaud Strasser, Luiz Augusto Castro Neves and Roberto Oliveira de Lima.

Audit Committee, Stock Option Plan Management Committee and Fiscal Council

In addition to the four special committees, we also have an audit committee, a stock option plan management committee and, if installed, a fiscal council.  We set forth below a description of our audit committee, stock option plan management committee and fiscal council.

Audit Committee

Brazilian publicly-held companies may pursuant to CVM Rule 308, as amended by the CVM Rule 509, adopt a statutory audit committee (comitê de auditoria estatutário).  According to CVM Rule 308, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management.  A majority of the members must be independent according to the independence requirements of the CVM.

On April 16, 2014, our shareholders approved the establishment of a statutory audit committee, which has the following duties: (a) to recommend the appointment or replacement of external independent auditors to our board of directors; (b) to analyze our management reports and financial statements and make recommendations to the board of directors; (c) to review our annual and quarterly financial statements; (d) to evaluate the effectiveness and adequacy of the structure of our internal controls and our internal and independent audit processes and present recommendations for improvement thereof; (e) to give opinions, at the board of directors’ request, on management proposals regarding changes in capital structure, issuance of debentures, guarantees, capital budgets, dividend distribution, corporate transformation, merger or spin-off; (f) to analyze and monitor risk exposure; (g) to evaluate the implementation of recommendations made by internal and independent audits and to make recommendations to the board of directors related to disagreements between internal audit and independent audit and/or management; (h) to participate in meetings with the committees of the board and with the board of directors to discuss policies, practices and procedures; (i) to prepare a summarized annual report to be presented with the financial statements; and (j) to give opinions, at the board of directors’ request, on matters referred by the board of directors as well as on other relevant matters.

Our statutory audit committee is composed of at least three and up to five members, of whom at least two must be from outside the Company and independent and one must be a member of our board of directors and not an executive officer of the Company.  Members of our statutory audit committee are appointed by our board of directors for a two-year term and must meet certain requirements set forth by our by-laws and the CVM rules.

Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee.  Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.  In addition, in order to qualify for the exemption, the body must, to the extent permitted by home country law:

•         be responsible for the appointment, retention, compensation and oversight of the external independent auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

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

Our statutory audit committee is also responsible for, among other things, reviewing certain proposed related party transactions to ensure these transactions comply with our related party transactions policy.

As a foreign private issuer, we chose to rely on this exemption under Exchange Act Rule 10A-3(c)(3) and we believe that our statutory audit committee complies with the aforementioned exemption requirements.

Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external independent auditors and does not provide the board with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our statutory audit committee cannot fulfill these functions.  Therefore, our statutory audit committee may only make recommendations to the board of directors with respect to these matters.

On April 24, 2014, the following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho	Member	2014	July 26, 1957
Luiz Nelson Guedes de Carvalho	Member	2014	November 18, 1945
Pedro Oliva Marcilio de Sousa	Member	2014	March 1, 1973

Mr. Eleazar de Carvalho Filho has been a member of the board of directors since 2012 and a member of our audit committee since 2014.  For more information about Mr. Carvalho Filho, see “—Board of Directors—Mr. Eleazar de Carvalho Filho.”

Mr. Luiz Nelson Guedes de Carvalho has been a member of our audit committee since 2014.  He is a professor at the School of Economics and Management (Faculdade de Economia, Administração e Contabilidade), or FEA, of the Universidade de São Paulo.  He is a member and international relations vice-coordinator of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, a deputy representative of the CPC in the Emerging Economies Group of IASB, a member of the International Integrated Reporting Committee (Comitê Internacional para Relatórios Integrados) and an independent member of the banking auto-regulation board of the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN.  In addition, he is a member of the editorial Board for the Accounting and Finance Scientific Magazine (FIPECAFI, FEA); chairman of the committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, part of the UNCTAD, United Nations; member of the board of directors and accounting and finance specialist of BM&FBOVESPA; member of the board of directors Sustainable Amazon Committee (Fundação Amazônia Sustentável) and the sustainability committee of BM&FBOVESPA (a self listed public corporation in Brazil) and coordinator of its audit committee; and a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis), or Abracicon.  Previously, Mr. Carvalho was president “at large” of the International Association for Accounting Education and Research; also was a member of the Financial Crisis Advisory Group set out by the US FASB and the IASB; the first independent president of the Standards Advisory Council (Conselho Consultivo de Normas) of IASB; a member of the Consultative and Advisory Group of the International Federation of Accountants (Federação Internacional de Contadores); a vice-director of the Interamerican Accounting Association; a member of the board of directors of Banco Nossa Caixa S.A., or Banco Nossa Caixa, Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA, Companhia Müller de Bebidas, Vicunha Têxtil S.A., or Vicunha Têxtil, and Banco Fibra S.A., or Banco Fibra; a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal control committee of Banco Fibra. Mr. Carvalho was also the president of the International Institute of Financial Executives (Associação Internacional dos Institutos de Executivos de Finanças) for Central and South America and director of the Central Bank and the CVM (the Brazilian Securities and Exchange Commission).  Mr. Carvalho holds bachelor’s degrees in economics from FEA and accounting from Faculdades São Judas Tadeu and master’s and doctorate degrees in accounting and comptrolling from FEA.

Mr. Pedro Oliva Marcilio de Sousa has been a member of our audit committee since 2014.  Mr. Souza is currently a partner at the private equity and asset management firm BR Partners Gestão de Recursos Ltda., a member of the audit committee of BM&FBOVESPA and a member of the fiscal council of Hypermarcas S.A. Previously, he was a director of mergers and acquisitions at Banco Standard de Investimentos S.A., vice-president of the investment bank division of Goldman Sachs do Brasil Banco Múltiplo S.A., commissional of the CVM and a partner at Machado, Meyer, Sendacz e Opice Advogados.  Mr. Souza holds a law degree from the Universidade Federal da Bahia.

On April 19, 2015, in view of a press article of a nationwide Brazilian magazine regarding alleged payments by Grupo Pão de Açúcar, in 2010, to a Brazilian law firm, which were allegedly connected to a company controlled by a Brazilian politician at that time, our board of directors has requested our audit committee to (1) initiate an internal investigation and (2) report its findings to the board of directors at which point we will inform the market and, if necessary, any relevant authority.

Stock Option Plan Management Committee

Our stock option plan management committee has the following duties with respect to our Former Stock Option Plan:  (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when, if at all, each stock option plan will be granted; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to guide the Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to the attributions, responsibilities and/or their performance based on the goals established by the “Gold” option plan; (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in Brazilian corporate law.  Our stock option plan management committee is composed of Arnaud Strasser, Roberto Oliveira de Lima and Yves Desjacques.

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

Our fiscal council exercised the role of our audit committee under Exchange Act Rule 10A-3(c)(3) until April 16, 2014.  As of the date of this annual report, a fiscal council has not been installed for 2015.

6D.            Employees

As of December 31, 2014, we had 159,829 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2010, 2011, 2012, 2013 and 2014:

	As of December 31(1)
	2010	2011	2012	2013	2014
Operational	131,534	135,867	137,349	150,056	152,632
Administrative	13,380	13,203	13,688	6,395	7,197
Total	144,914	149,070	151,037	156,451	159,829

____________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees.

6E.            Share Ownership

As of December 31, 2014, members of our board of officers directly owned an aggregate amount of 17,440 preferred shares while the members of our board of directors directly held an aggregate amount of 3 preferred shares.  None of the members of our board of directors and our board of officers, on an individual basis and as a group, own directly any of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A. Major Shareholders.” As of March 31, 2015, our management and some of our employees also owned options to purchase an aggregate amount of 1,105 thousands of preferred shares at per-share weighted average purchase price of R$38.28.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B. Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.            Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of December 31, 2014 by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.  We have also included in the table the number of preferred shared held by each such person and by our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A (1)	65,400,000	65.61	-	-	65,400,000	24.65
Sudaco Participações S.A. (1)	28,619,178	28.71	-	-	28,619,178	10.79
Segisor S.A. (1)	-	-	13,460	0.01	13,460	0.01
Casino Guichard Perrachon S.A. (1)	5,600,052	5.62	-	-	5,600,052	2.11
King LLC (1)	-	-	852,000	0.51	852,000	0.32
Pincher LLC (1)	-	-	115,235	0.07	115,235	0.04
Cofidol SAS (1)	-	-	8,907,123	5.38	8,907,123	3.36
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Directors and Officers (2)	-	-	17,640	0.01	17,640	0.01
Treasury shares	-	-	232,586	0.14	232,586	0.09
Others	60,621	0.06	155,465,409	93.88	155,526,231	58.63
Total	99,679,851	100.00	165,603,454	100.00	265,283,506	100.00

____________

(1)   Wilkes Participações S.A., Sudaco Participações Ltda., Segisor S.A., Casino Guichard Perrachon S.A., King LLC, Pincher LLC and Cofidol SAS are part of the Casino Group.

(2)   Refer to the amount of our shares that directors and officers own directly.

As of the date of this annual report, the Casino Group is the beneficial owner of 41.3% of the total capital stock of CBD.  On March 31, 2015, 60,256,474 of our preferred shares were held in the form of ADSs, representing 33.0% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

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

The agreement set forth, among other things: (i) the exchange of 19,375,000 preferred shares of CBD held by the Casino Group for 19,375,000 common shares of the Holding Company held by the Diniz Family, subject to the approval of CADE with respect to 11,229,075 shares; (ii) the termination of the agreements entered into by and between the Casino Group and the Diniz Family, such as the shareholders’ agreements of the Holding Company and CBD as well as the conditional put option agreement; (iii) the resignation by Mr. Abilio dos Santos Diniz from the positions that he held as chairman of the board of directors of CBD, member of the Human Resources and Compensation Committee of CBD and member of the board of directors of the Holding Company as well as resignation by the two members appointed by the Diniz Family to the board of directors and special committees of CBD.

The Casino Group, jointly with its holding company Rallye S.A., has increased its direct and indirect ownership of our company from 35.4% as of January 1, 2011 to 41.27% as of March 31, 2015 as a result of (i) a series of market transactions, (ii) the receipt of newly issued shares of our company in connection with the amortization of goodwill, (iii) the acquisition of 19,375,000 shares of the Holding Company held by the Diniz Family as a result of the exercise of the a purchase option and (iv) the aforementioned agreement entered into with the Diniz Family on September 6, 2013.

The Diniz Family sold its remaining interest in the Company  in October 2014 as a result of (i) a series of market transactions between December 2012 and October 2014, (ii) the sale of 19,375,000 shares of the Holding Company to the Casino Group as a result of the exercise by the Casino Group of the a purchase option and (iii) the aforementioned agreement entered into with the Casino Group on September 6, 2013.

Holding Company Goodwill Contribution of Deferred Tax Benefits

On May 3, 2005, the Casino Group and the Diniz Family formed Vieri Empreendimentos e Participações S.A., or Vieri, which became our parent company. The control of Vieri was shared by the Casino Group and the Diniz Family.  The group was reorganized and restructured in 2006, resulting in our current ownership structure.  Under the terms of the corporate reorganization, the resulting tax benefit reverts 80% to the benefit of the controlling shareholder that originated the goodwill upon the issuance of new shares and the remaining 20% reverts to the benefit of all shareholders without issuing new shares.  The realization of this benefit does not cause any negative effects to our profitability or the flow of dividends to our minority shareholders.

The offsetting entry to the initial recognition of the tax benefit balance is recognized directly in shareholders’ equity as a capital reserve (goodwill special reserve), as it represents a realizable asset contribution by the shareholders.  Also under the terms of the corporate reorganization, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the proportion described above, and non-controlling shareholders are entitled to preemptive rights to acquire a number of shares to be issued by us proportional to their interest in our capital at the time.

On March 31, 2011, our shareholders approved a capital increase in the amount of R$106 million by capitalizing the goodwill special reserve.  Out of this total, R$21 million was capitalized without the issuing new shares, to the benefit of all shareholders, and R$85 million was capitalized to the benefit of our Holding Company, pursuant to article 7 of CVM Rule 319/99, through the issuance of 1,354 thousand new preferred shares.

On April 27, 2012, our shareholders approved a capital increase in the amount of R$201 million, by capitalizing the goodwill special reserve.  Out of this amount, R$40 million were capitalized without issuing new shares, to the benefit of all shareholders, and R$161 million was capitalized to the benefit of our Holding Company.

On April 17, 2013, our shareholders approved a capital increase in the amount of R$38 million, by capitalizing the goodwill special reserve.  Out of this amount, R$8 million were capitalized without issuing new shares, to the benefit of all shareholders, and R$30 million was capitalized to the benefit of our Holding Company.

As of the date of this annual report the goodwill special reserve has been fully capitalized.

7B.            Related Party Transactions

From time to time we have entered into transactions with the Casino Group and other related parties for the provision of certain services.  The following discussion summarizes certain of the significant agreements and arrangements among us and related parties.  For further details regarding our related party transactions, see note 12 to our audited consolidated financial statements included elsewhere in this annual report. Our statutory audit committee is also responsible for, among other things, reviewing certain proposed related party transactions to ensure these transactions comply with our related party transactions policy.

Lease Agreements with the Klein Family

Casa Bahia Comercial and Via Varejo entered into operating lease agreements for Casa Bahia Comercial properties where some of the stores, distribution centers and buildings of Nova Casa Bahia are located. In addition, as of December 31, 2014, we had lease agreements with the Klein Family regarding 312 properties, among distribution centers, stores and administrative buildings.  The rental will be annually adjusted by inflation based on the positive variation of IPCA/IBGE.

Furniture Supply Agreement with Bartira

Within the scope of the Casas Bahia association, on October 1, 2010, a furniture supply agreement was entered into between Via Varejo and Nova Casa Bahia, on the one hand, and Bartira, a furniture manufacturer company that was controlled by Casa Bahia Comercial, on the other hand, to exclusively supply furniture to Nova Casa Bahia.  The agreement had a six-year term.

On November 9, 2010, an agreement was entered into between Nova Casa Bahia and Casa Bahia Comercial, pursuant to which a purchase option of 75% of Bartira’s capital stock was granted to Nova Casa Bahia, exercisable for a 30-day term as of November 9, 2013.  In January 2013, Nova Casa Bahia was merged into Via Varejo and Via Varejo became the legal successor of Nova Casa Bahia’s obligations and rights set forth in these agreements.

In November 2013, Via Varejo exercised the purchase option and Bartira became a wholly-owned subsidiary of Via Varejo.  As a result, we do not consider Bartira a related party.  See “Item 5A—Operating Results—Business Combinations—Acquisition of Bartira.”

E-Commerce Reorganization Related Agreements

On July 11, 2014, we, the Casino Group, Via Varejo, Nova HoldCo and Cnova Brazil entered into the Cnova Framework and IPO Agreement.  Subsequently, Cnova, Ã‰xito, Cdiscount, Germán Quiroga and another founder of Nova HoldCo also became parties to the Cnova Framework and IPO Agreement, which provided for the reorganization of the e-commerce business of the Casino Group and its affiliates in France, Latin America (including Brazil) and Asia under the common ownership and/or control of Cnova.

In addition to the Cnova Framework and IPO Agreement, Cnova entered into other agreements with the Casino Group related to: (1) the contribution of shares of certain e-commerce companies to Cnova; (2) the issuance of special voting shares by Cnova to the Special Voting Depository; and (3) registration rights provided to the Casino Group and other shareholders of Cnova.  Cnova also entered into shareholders’ agreements with Ã‰xito with respect to put and call arrangements related to the acquisition of Cdiscount Colombia and CLatAm S.A., or Cdiscount LatAm.

Agreements with Companies of the Casino Group

Technical Assistance Agreement

In July 2005, we entered into a technical assistance service agreement with the Casino Group.  Pursuant to the agreement, the Casino Group provides us with technical assistance in the areas of human resources, trademarks, marketing and communication, global campaigns and administrative assistance, among others.  In exchange, we pay to the Casino Group a fixed annual fee in reais corresponding to US$2 million.  The agreement was terminated on August 1, 2014.

Cost Sharing Agreement

On August 1, 2014, we entered into a cost sharing agreement with the Casino Group, pursuant to which we agreed to reimburse the Casino Group for expenses incurred by its employees in connection with services provided to us.  For the year ended December 31, 2014, we paid the Casino Group R$18 million under this cost sharing agreement.

Cnova’s IPO

In addition, we reimbursed the Casino Group R$3 million in connection with costs related to Cnova’s initial public offering.

Bic C Agency Agreement

On October 2014, CBD, Cnova Brasil, Groupe Casino and Espace Big C Dongnai (these two herein mentioned as the Agent) entered into negotiations in order to sign an Agency Agreement, as the parties wanted to provide CBD and Cnova with the expertise in international sourcing, supply and purchasing management of the Agent. This Agency Agreement defines the conditions under which the Agent acts in the name and on behalf of CBD and Cnova Brasil as an international sourcing body, placing its orders towards suppliers according to the product specifications. The Agent receives a fee for all purchases performed under the Agreement, and during the year of 2014 the Agent received as commission the total amount of R$1 million.

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis SAS, or Easydis, which is an affiliate of the Casino Group. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount's suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. The parties subsequently amended the agreement on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six-year periods.

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV SNC, or CCV, a member of the Casino Group as amended by two agreements, each dated May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as “Click & Collect” locations for customers purchasing heavy or large products on our sites. The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S., or EMC, the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers. This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with an 18-month prior notice.

EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and DCF entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers. The agreements were subsequently amended on March 27, 2015. Neither party has a purchase volume obligation under the agreements. The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Cdiscount Banque Casino Cooperation Agreement

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which the Casino Group and Crédit Mutuel S.A. each own 50.0% of the share capital, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of the financial services relating to the payment-in-installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

Cdiscount Profit and Loss Sharing Agreement

On June 13, 2012, Cdiscount, Banque Casino and C2C-Cartes et Crédits Ã  la Consommation S.A., or Cartes et Crédits, created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profit and losses of the common activity regarding Cdiscount customers. On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

Cdiscount Polca Holding Cash Pooling Agreement

On July 1, 2014, Cnova entered into a Current Account Agreement with Polca Holding S.A., or Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. On July 21, 2014, Cdiscount acceded to the Current Account Agreement with Polca Holding. Certain of Cnova’s other European subsidiaries, including Cdiscount and CDiscount International B.V., will also accede to the Current Account Agreement with Polca Holding. The purpose of the current account agreement is to improve the management of the parties’ working capital through: (i) obtaining cash advances from Polca Holding to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Polca Holding. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice. Each agreement immediately terminates if the Casino Group no longer controls, directly or indirectly, Polca Holding or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Loan to Management of Nova Pontocom

In November 2010, within the context of the restructuring of e-commerce business, we provided loans to certain statutory members of Nova Pontocom’s management, which mature on January 8, 2018. As of December 31, 2014, the aggregate amount outstanding of the loans was R$34 million. Members of Nova Pontocom's management who received these loans no longer hold management positions at Cnova Brazil.

7C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.            Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and labor litigation and administrative proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions to us and to ensure that the outcomes of these legal proceedings have no material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions.  For further information on our legal proceedings, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2012	2013	2014
	(in millions of R$)
COFINS(1) and PIS(2) tax claims	87	272	79
Other tax claims	365	403	510
Labor claims	191	297	524
Civil and other claims	131	175	231
Total accrued liabilities for legal proceedings	774	1,147	1,344

____________________

(1)   Social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS.

(2)    Social integration (Programa de Integração Social), or PIS.

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which in annual terms, was 7.29% on December 31, 2012, 9.90% on December 31, 2013 and 11.65% on December 31, 2014 and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction.  The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay PIS and COFINS taxes, at the rates of 1.65% and 7.6% on gross sales revenue, respectively.  We adopt the non-cumulative system whereby these tax liabilities can be offset by credits we accrue from taxes previously paid on products we purchase and other expenses.  As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, from the calculation basis of these two contributions.

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company has challenged the right to deduct ICMS from the base of these two contributions. The provision recognized as of December 31, 2014 totals R$72 (R$92 as of December 31, 2013). The reduction is due to the change in the likelihood of losses (from “probable” to “possible”) related to offsetting of PIS/COFINS tax debts against Federal VAT – Inputs (IPI) credits subject to a zero tax rate or tax-exempt – acquired from third parties (transferred based on a final and unappealable decision).

Taxes and other

We have other tax claims that were deemed probable losses by our legal counsel: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and federal income tax (Imposto de Renda da Pessoa JurÃdica), or IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in 2011; (iii) disagreement on the State Government Fund Against Poverty (Fundo de Combate Ã  Pobreza), enacted by the State of Rio de Janeiro government; (iv) discussions related to tax losses carry forward; (v) purchases from suppliers considered disqualified before the registration of the relevant State Financing Secretary; (vi) error in application rate, (vii) ancillary obligations by state tax authorities; and (viii) other less relevant issues.  The amount we provisioned as of December 31, 2014 was R$108 million (R$100.1 million as of December 31, 2013).

The Supreme Court ("STF") on October 16, 2014, decided that the taxpayers whose trade products included in the “basic consumer products basket” have no right to fully use the ICMS credits. The Company, with the aid of its legal advisors, evaluated and recorded a provision for this matter amounting to R$147 as of December 31, 2014, due to the fact that the likelihood of loss related this claim is considered “probable”. The amounts accrued represent the best management´s estimation of the probable losses.

We discussed in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo  de Serviço), or FGTS, costs.  The accrued amount as of December 31, 2014 was R$48 million (R$39 million as of December 31, 2013).

Provisions for tax contingent liabilities were recorded by our subsidiary Via Varejo at the time of the business combination.  As of December 31, 2014, the amount recorded was R$87 million in tax contingent liabilities (R$165 million as of December 31, 2013).

For further information on our tax-related claims, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Labor claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business.  As of December 31, 2014, we recorded a provision of R$521 million (R$298 million as of December 31, 2013) referring to lawsuits which risk of loss was considered probable.  Management, assisted by legal counsel, evaluates these claims recording provision for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.  Labor claims are indexed to the benchmark interest rate (taxa referencial), or TR of 0.86% accrued as of December 31, 2014 (0.19% as of December 31, 2013) plus 1% monthly interest rates.

Civil and other claims

We are defendants in civil lawsuits.  Among these lawsuits, we highlight the following:

·         We file and respond to various lawsuits requesting the review of lease amounts.  In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined.  The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity.  As of December 31, 2014, the provision for these lawsuits was R$55 million (R$43 million as of December 31, 2013) to which there are no judicial deposits.

•         Via Varejo is party to lawsuits involving consumer relations rights (civil claims and assessments from the Consumer Protection and Defense Foundation (Fundação de Proteção e Defesa do Consumidor) or the PROCON Foundation) and a few lawsuits involving contracts terminated with suppliers in the amount of R$86 million at December 31, 2014, as compared to R$69 million in December 31, 2013.

As of December 31, 2014, including the lawsuits mentioned above, we had provisioned for civil actions in the amount of R$231 million, as compared to R$175 million as of December 31, 2013.

Other contingent liabilities for which there are no provisions

As of December 31, 2014, we were a party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings.  See note 23.4 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

We are a party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro LÃquido), or CSLL, COFINS, PIS, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU, and property transfer tax (Imposto sobre transferência de bens imóveis), or ITBI.  As of December 31, 2014, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$8,552 million, as compared to R$7,630 million in 2013.

Other tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims.  As of December 31, 2014, the aggregate amount of the possible loss regarding these proceedings was R$505 million, as compared to R$697 million in 2013.

Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes.  During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program.  The balance of the consolidated installments on December 31, 2014 was R$680 million, as compared to R$1,198 million in 2013.

Law 12.996/2014 amended by Provisional measure - MP 651, introduced interest reduction benefits and penalties for anticipated payments of litigations and taxes in installments on federal debts. The Company understands is reasonable to enroll the Amnesty program to pay part of its debts, utilizing also part of the deferred income tax over tax losses carryforward to offset it. There was a reduction of the provision for risks in the amount of R$296.

Also, the law 12.996/14, allowed taxpayers to use tax loss carryforward to settle 70% of the remaining debt balance. Therefore, management settled certain debts in the amount of R$366, (R$256 - using tax loss carryforward, R$97 paid in cash and with interest reduction).

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

For the fiscal year ended 2014, we have not changed the dividend distribution period.  Pursuant to our dividend policy created by our board of directors on August 3, 2009, we anticipate our dividend distribution on a quarterly basis.  For further information see “Item 10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends.”  According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2010:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares (in R$ millions)
2011	Dividends	May 27, 2011	0.09	0.0818181	23
2011	Dividends	August 10, 2011	0.09	0.0818181	23
2011	Dividends	November 28, 2011	0.09	0.0818181	23
2011	Dividends	June 26, 2012	0.372950601	0.410245661	103
2012	Dividends	June 20, 2012	0.11	0.10	28
2012	Dividends	August 13, 2012	0.11	0.10	28
2012	Dividends	November 23, 2012	0.11	0.10	28
2012	Dividends	June 14, 2013	0.653088073	0.593716430	166
2013	Dividends	May 16, 2013	0.13	0.118182	33
2013	Dividends	August 13, 2013	0.13	0.118182	33
2013	Dividends	November 7, 2013	0.13	0.118182	33
2013	Dividends	June 13, 2014	0.5889348796	0.5353953451	151
2014	Dividends	May 15, 2014	0.14	0.127270	36
2014	Dividends	August 13, 2014	0.14	0.127270	36
2014	Dividends	November 21, 2014	0.14	0.127270	36
2014	Dividends	To be determined (1)	0.76(2)	0.69(2)	194(2)

________________

(1)   To be paid within 60 days following approval of such dividends by our general shareholders’ meeting to be held on April 24, 2015.

(2)   Based on management  proposal  approved at our general shareholders’ meeting held on April 24, 2015.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above.  In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted.  See “Item 3A. Selected Financial Data—Exchange Rates.”  Dividends and interest on shareholders’ equity in respect of the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E.  Taxation—Brazilian Tax Considerations.”

8B.            Significant Changes

None.

ITEM 9.          THE OFFER AND LISTING

9A.            Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR4.  Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD.” We also have ADSs listed on the Luxembourg Stock Exchange.

Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2014, the ADSs represented 33.3% of our preferred shares.  Each ADS represents one preferred share, without par value.  The ADSs are evidenced by ADRs issued by The Bank of New York Mellon.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2010:	71.18	54.40	42.84	30.14	51,106,841
2011:	73.25	56.00	46.92	29.88	52,809,689
2012:	98.19	66.00	48.05	32.30	42,719,471
2013:
1st quarter	107.89	88.67	53.37	43.86	107,384,479
2nd quarter	114.70	93.03	51.40	41.69	93,416,199
3rd quarter	105.11	92.80	47.41	41.86	64,457,339
4th quarter	111.10	100.30	47.03	42.46	68,738,679
2014:
1st quarter	103.65	92.30	45.80	40.79	63,361,229
2nd quarter	109.09	99.95	49.53	45.38	91,883,022
3rd quarter	115.00	102.39	46.92	41.77	98,098,137
4th quarter	112.00	95.80	42.17	36.07	86,561,961

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A. Selected Financial Data—Exchange Rates.”

Preferred share prices for the most recent six months are as follows:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
October 2014 ...........................................	112.00	95.80	45.82	39.19	122,270,056
November 2014 .......................................	108.50	103.08	42.38	40.26	72,199,715
December 2014 ........................................	105.46	96.50	39.70	36.33	59,141,787
January 2015 ............................................	97.78	88.47	36.73	33.23	59,334,273
February 2015 ..........................................	97.15	89.40	33.75	31.06	82,706,232
March 2015 ..............................................	98.90	94.10	30.83	29.33	108,117,208
April 2015 (through April 23)...................	102.00	96.50	33.91	32.08	125,786,055

____________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

On April 23, 2014, the closing sale price for the preferred shares on the BM&FBOVESPA was R$97.50 per preferred share, equivalent to US$33.91 per ADS translated at the exchange rate of R$3.008 per US$1.00, the commercial selling rate on that date.  On the same date, the closing sale price for our ADSs on the NYSE was US$32.73.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2010:	42.26	29.15	70.21	52.60	25,490,183
2011:	48.00	30.68	87.88	57.08	29,838,692
2012:	49.67	36.03	101.50	73.63	20,025,979
2013:
1st quarter	55.33	43.99	111.86	88.93	29,044,361
2nd quarter	56.83	42.11	114.89	85.13	25,785,748
3rd quarter	48.03	38.98	97.10	78.81	28,904,865
4th quarter	50.93	43.67	102.97	88.29	23,083,892
2014:
1st quarter	43.76	38.06	99.03	86.13	20,995,306
2nd quarter	49.00	43.96	107.92	96.82	26,918,414
3rd quarter	51.23	43.61	125.56	106.89	29,330,465
4th quarter	46.08	35.35	122.40	93.90	22,458,595

____________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A. Selected Financial Data—Exchange Rates.”

Share prices for the most recent six months are as follows:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
October 2014	46.08	38.44	112.63	93.96	31,544,571
November 2014	43.31	39.77	110.88	101.82	18,849,926
December 2014	40.85	35.35	108.51	93.90	16,076,198
January 2015	37.32	32.81	99.36	87.35	19,992,006
February 2015	34.05	31.53	98.00	90.75	21,249,555
March 2015	33.86	28.75	108.62	92.23	19,675,575
April 2015 (through April 23)	32.78	30.43	98.60	91.53	19,852,973

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

9B.            Plan of Distribution

Not applicable.

9C.            Markets

Trading on the BM&FBOVESPA

BM&FBOVESPA is a Brazilian publicly held company formed in 2008 through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). BM&FBOVESPA is one of the largest exchanges in the world in market capitalization, the second in the Americas and the leader in Latin America.

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00p.m. during daylight savings time in Brazil, on an electronic trading system. Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30p.m. during daylight savings time in Brazil, in an after market trading session.

To better control the excess of volatility in market conditions, BM&FBOVESPA has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading day. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, BM&FBOVESPA may determine the suspension of the trading session for a certain period to be defined at its sole discretion. The exchange has also adopted single stocks trading halts to deal with certain high volatility situations.

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM, the Brazilian Securities and Exchange Commission (which has general authority over the stock exchanges and  securities markets), as provided for by the Brazilian Securities Exchange Act and Brazilian Corporate Law. The CMN, National Monetary Council, is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian corporate law, a company is either public (companhia aberta) such as we are, or private (companhia fechada).  All public companies are registered with the CVM, and are subject to periodic reporting requirements and disclosure of material facts.  A company registered with the CVM may have its securities traded either on the BM&FBOVESPA or on the Brazilian overâ€‘theâ€‘counter market.  The shares of a company listed on the BM&FBOVESPA may also be traded privately, subject to certain limitations.  To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and with the BM&FBOVESPA.  Trading of securities of a public company on the BM&FBOVESPA may be suspended at the request of such company in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the BM&FBOVESPA.

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

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Level 1 (NÃvel 1) and 2 (NÃvel 2) of differentiated Corporate Governance Practices and New Market, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good practices of corporate governance.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To be listed on the Level 1 segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (a) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading (at least 25% must be free float), (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including the disclosure of consolidated financial statements and independent audit revision opinion, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company, (e) submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA and (f) disclose to shareholders an annual corporate events calendar.

On May 10, 2011 the differentiated Corporate Governance Practices and New Market rules were amended.  The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules.  In addition to that, according to the amended rules, a company’s chief executive officer or major executive officer cannot hold the position of chairman of the board of directors. Board members shall be elected for continuous terms extending for a maximum of two (2) years, with reelection permitted.

We have been listed as a Level 1 listed company since March 31, 2003.  As a result, we must comply with the corporate governance standards and Level 1 listing requirements described in the previous paragraphs in addition to other obligations imposed by applicable Brazilian law.

Disclosure Requirements

According to Brazilian corporate law and CVM regulation, a public company must submit to the CVM and BM&FBOVESPA certain periodic information, including financial statements accompanied by the management discussion and analysis report and independent audit report, quarterly information, management discussion and analysis and independent audit reports.  This legislation also requires us to file with the CVM and the BM&FBOVESPA our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or facts, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•         establish the concept of a material act or fact that gives rise to reporting requirements.  Material acts or facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders or of management of the company, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

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

•         require the acquirer of a controlling stake in a public company to publish a material fact, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

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

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or managers consider that their disclosure will risk the company’s legitimate interest.

9D.            Selling Shareholders

Not applicable.

9E.            Dilution

Not applicable.

9F.             Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

10A.         Share Capital

As of December 31, 2014, our capital stock consisted of a total of 265,283,308 non-par shares, of which 99,679,851 were common shares and 165,603,457 were preferred shares.  As of the same date, our Company held 232,586 preferred shares in treasury.  In 2014, we increased our capital stock by 830,423 preferred shares in connection with our New Stock Option Plan.

As of March 31, 2015, our capital stock consisted of a total of 265,315,100 non-par shares, of which 99,679,851 were common shares and 165,635,249 were preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

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

Corporation Objects and Purposes

We are a publicly held corporation with principal place of business and jurisdiction in the city of São Paulo, Brazil, governed by Brazilian laws (including Brazilian corporate law), CVM and SEC regulations and our by-laws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law.  Furthermore, we may also engage in a wide range of activities set forth in article 2 of our by-laws.

Preferred Shares and Common Shares

Pursuant to Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into preferred shares at any time.  See “Conversion of Common Shares into Preferred Shares.”

Pursuant to Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to:

·         priority in the receipt of fixed or minimum dividend;

·         priority in the reimbursement of capital, with or without premium; or

·         cumulative preferences and advantages established in items (i) and (ii) above.

Furthermore, the preferred shares will only be admitted for trading on the BM&FBOVESPA if they are entitled to at least one of the following preferences:

·         right to participate in the distribution of the mandatory dividend of at least 25% of our adjusted net profits, pursuant to the following criteria (See “—Allocation of Net Profits and Distribution of Dividends—Allocation of Net Profits—Mandatory Dividends” for a description of calculation of our adjusted net profits):  (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above; or

·         right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares.

In addition, pursuant to Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend is not paid for a period of three consecutive years and such voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend.

Under Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights.  See “—Withdrawal Rights” for a description of withdrawal rights.

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

Brazilian corporate law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution for such fiscal year, and amounts allocated to employees’ and management’s participation in the results in such fiscal year.  The allocation of our net profits is proposed by our management and is subject to approval by our shareholders at a general shareholders’ meeting.  The discretion of our management and our shareholders to determine the allocation of our net profits, however, is limited by certain rules that determine whether such net profits should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory dividends.  Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits.  Adjusted net profits are net profits following the addition or subtraction of:

·         amounts allocated to the formation of a legal reserve account;

·         amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years;

·         amounts allocated to the formation of a tax incentives reserve account;

·         amounts allocated to the statutory reserve, if any;

·         amounts allocated to the unrealized profit reserve;

·         amounts allocated to the retained profit reserve; and

·         reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

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

Legal reserve account.  We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the amount of the reserve equals 20% of our paid-in capital.  The allocation of a portion of the net profits to the legal reserve account is mandatory and it must be submitted for approval to the shareholders voting at the general shareholders’ meeting and may only be transferred to our capital account or used to offset accumulated losses, if any.  We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock.  The legal reserve account is not available for the payment of dividends.

Expansion Reserve.  Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remainder adjusted net profits after the establishment of the legal, contingency and unrealized income reserves.  The total amount of this reserve may not exceed the amount corresponding to our share capital.  Our shareholders may amend our by-laws in order to establish other discretionary reserves.  The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Contingency reserve account.  A portion of our net profits may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years.  Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account.  According to Brazilian corporate law, our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profits resulting from government donations or subventions for investment purposes.

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

The balance of the profits reserve accounts, except for the contingency reserve account and unrealized income reserve account, may not exceed our share capital.  If this occurs, a shareholders’ meeting must resolve if the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Distribution of Dividends

Under Brazilian corporate law and our by-laws, we may pay dividends only from:

·         our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by:  accumulated losses from prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our Profit Sharing Program (participações dos empregados nos resultados).  Furthermore, our by-laws allow us to implement a profit sharing plan for employees and managers and a stock option plan.  The amount to be paid in connection with both plans is set forth by our board of directors and must not exceed an amount equal to 15% of our net profits.  Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

·         our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or

·         our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year.  In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized income reserve account, not including the legal reserve account.

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

Consequently, under our by-laws, to the extent funds are available, dividends and/or interest on shareholders’ equity are paid in the following order:  (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.08 per preferred share; and (ii) after common shares are assured a dividend equal to the minimum non-cumulative annual preferred dividend equal to R$0.08 per share, each preferred share receives a dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition.  We are authorized, but not required, to distribute a higher amount of dividends.

Dividends are generally to be declared at general shareholders’ meetings in accordance with the recommendation of the board of directors.  Our board of directors may declare interim dividends to be deducted from the accrued profits recorded in our annual or semiannual financial statements.  In addition, our board of directors may pay dividends from the net income based on our unaudited quarterly financial statements.  The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual statement.  These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts.  Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year the interim dividends were paid.

Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders.  These payments may qualify as part of the mandatory dividend at their net value.  Please see “Item 10E. Taxation—Brazilian Tax Considerations.”

Under Brazilian corporate law, dividends must be available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date.  The amount is subject to monetary restatement, in accordance with recommendation of our board of directors and Brazilian corporate law.

A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares.  After the expiration of that period, we are no longer liable for the payment of such dividend.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our management report to our shareholders’ general meeting that the distribution would be incompatible with our financial condition.  Such suspension is subject to review by the fiscal council, if it is in place.  In addition, in case of public companies, like us, our management must file a justification for such suspension with the Brazilian Securities Commission within five days from the date of the relevant general shareholders’ meeting.  In case the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders, which payment may be treated as a deductible expense for income tax and social contribution purposes.  Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in the shareholders’ meeting.  The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution.  This interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and cannot exceed, for tax purposes, the greater of (i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% in case the beneficiary is resident and domiciled in a “tax haven,” a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment.  See “Item 10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”  To the extent we distribute interest on shareholders’ equity in any year, which distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

Board of Directors

According to Brazilian corporate law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

Our by-laws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies.  There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

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

For a discussion of our board of directors, see “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6C. Board Practices.”

Voting Rights

Each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Preferred shares do not entitle the holder to vote.

Brazilian corporate law provides that non-voting or restricted voting shares (such as our preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights if the company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s by-laws) to pay any fixed or minimum dividend to which such shares are entitled, and such voting rights exist until the payment thereof is made.  Our by-laws do not set forth any shorter period.

In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding the majority of our common shares in a shareholders’ meeting, the prior approval or the ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares.  This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, at least 15 days prior to the meeting, but would not generally require any other form of notice.  We have designated newspapers such as Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico for this purpose.  In addition to these newspapers, we also have to publish the notice on the website of CVM or BM&FBOVESPA and our website.

According to Brazilian corporate law, (i) shareholders that jointly hold preferred shares that represent at least 10% of the total capital stock, and (ii) holders of common shares that are not controlling shareholders and represent, at least 15% of the total voting stock, will have the right to elect one member of the board of directors and an alternate.  In case non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they jointly hold at least 10% of the total capital, they may elect a member of the board of directors and an alternate director.  Only shareholders that prove they have been holding the shares for at least three continuous months may exercise such rights.

Shareholders’ Meetings

Under Brazilian corporate law, at an annual general meeting of shareholders, or an extraordinary general meeting, convened and held in accordance with such law and our by-laws, the shareholders are empowered to decide all matters relating to our business purposes.

In accordance with Brazilian corporate law, shareholders voting at our general meeting have the power, among others, to:

·         amend our by-laws;

·         delist from CVM (to become a private company);

·         approve the issuance of convertible debentures and secured debentures;

·         elect or dismiss members of the board of directors and of the fiscal council, at any time;

·         receive the management’s accounts and approval of our financial statements, including the allocation of net profits;

·         suspend the rights of a shareholder who has violated Brazilian corporate law or our by-laws;

·         approve the valuation of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

·         approve the transformation of the corporate form or a merger with or into another company, spin-off, consolidation or split; and

·         authorize the management to petition for bankruptcy, to declare our company insolvent and to request procedures involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

·         approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review of the accounts and reports;

·         appointment and removal of the chairman and the vice-chairman of our board of directors;

·         establishment of the global annual compensation of the members of any management body of the Company including fringe benefits;

·         approval of or amendment to our annual investment-plan;

·         approval of any issuance of  common or preferred shares up to the limit of our authorized capital (400,000,000 shares), above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment; and

·         approval of any delisting from trading on any stock exchange or filings for new listings.

According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of certain specific rights, such as:

·         the right to participate in the distribution of profits;

·         the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

·         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described under “—Preemptive Rights on Increase in Preferred Share Capital;”

·         the right to withdraw from the company in the cases specified under Brazilian corporate law, see “—Withdrawal Rights;” and

·         the right to supervise, pursuant to Brazilian corporate law, the management of the company.

Quorum

Generally, Brazilian corporate law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  If the shareholders are called to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account.  However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding voting capital is required to:

·         modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

·         reduce the percentage of mandatory dividends;

·         change our corporate purpose;

·         merge us into or with another company;

·         spin off a portion of our assets or liabilities;

·         approve our participation in a group of companies (as defined in Brazilian corporate law);

·         apply for cancellation of any voluntary liquidation;

·         merge all our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

·         approve our dissolution.

Notice of our shareholders’ meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, and the newspapers Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

Conditions of admission

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares they intend to vote.  A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporation officer, a lawyer or a financial institution.  Investment funds must be represented by their manager.

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

According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares they already hold.  However, if an issuance of shares changes the existing proportion of classes and types of shares, then (i) the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and, (ii) if necessary to maintain such shareholders’ ownership proportional with regard to the total capital stock, they may subscribe for other classes or types of shares.

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

In the event of a capital increase, that maintains or increases the proportion of capital represented by preferred shares, holders of ADSs, may, under certain circumstances described above, exercise preemptive rights to subscribe newly issued preferred shares.  In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, may under certain circumstances described above, have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us.  For risks associated with preemptive rights, see “Item 3D. Risk Factors—Risks Relating to the Preferred Shares and ADSs—You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.”

Withdrawal Rights

Neither the common shares nor the preferred shares are redeemable.  Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares.  According to Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that our shareholders representing at least one-half of our issued and outstanding voting capital authorizes:

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

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) a transfer of all of our shares to another company in order to make us a wholly-owned subsidiary of such company or vice versa, (b) a spin-off or, (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  In items (i) and (ii) above, the resolution will be effective only upon the prior approval or confirmation within one year by the preferred shareholders, which must be made at a special meeting, in which case the 30-day term is counted from the date the minutes of the special meeting are published.  In any event, we are entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of the 30-day term mentioned above, if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

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

Our preferred shares may be withdrawn at their book value, determined on the basis of the last balance sheet approved by the shareholders.  If the shareholders’ meeting giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a special balance sheet that is of a date within sixty days of such shareholders’ meeting.  In this case, we must immediately pay 80% of the book value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the relevant shareholders’ meeting.

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee.  We maintain book entry form services with the Custodian, which performs all the services of safekeeping and transfer of our shares and related services.

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf.  If the original investment is registered with the Central Bank pursuant to Resolution 2,689 of CMN, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership.

BM&FBOVESPA operates a clearing house through CBLC.  CBLC is also responsible for settlement and custody of the shares.  The payment of dividends, bonuses and other corporate events is managed by “Central Depositária” a branch of BM&FBOVESPA.

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

iv.      members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders; and

v.       the chairman of any shareholders’ or board of directors’ meeting will disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

10C.         Material Contracts

Casas Bahia

Below we summarize the shareholders’ agreement entered into among CBD, the Klein Family and Via Varejo. The summary is qualified by reference to the agreements that are filed as exhibits to this annual report.

Pursuant to the shareholders’ agreement CBD will have the right to elect the majority of members of Via Varejo’s board of directors and the partners (represented by the Klein Family) of Casa Bahia Comercial will have the right to elect a certain number of members corresponding to their ownership interest in Via Varejo’s capital stock if Casa Bahia Comercial holds, at least, 25% of shares bound to the shareholders’ agreement.  The partners of Casa Bahia Comercial shall appoint, at least, two members of Via Varejo’s board of directors if they hold, at least, 20% of the shares bound to the shareholders’ agreement.

On October 17, 2013, CBD, Via Varejo and Nova HoldCo entered into a stock purchase agreement pursuant to which CBD acquired 6.2% of Nova HoldCo’s capital stock from Via Varejo for R$80.0 million and 1.96% of Nova HoldCo’s capital stock from minority shareholders for R$25 million.  As a result, Nova HoldCo became a subsidiary of CBD of which CBD holds 52.06% of its capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact on our consolidation of Nova HoldCo’s results of operations and financial condition on our financial statements, since we previously held, through Via Varejo, the indirect control of Nova HoldCo.

On December 27, 2013, our subsidiary Via Varejo concluded its public offering in Brazil with selling efforts to qualified institutional buyers in the United States and to institutions and other investors who were not U.S. persons elsewhere, the offering raised approximately R$3 billion in proceeds.  The public offering was structured as a secondary public offering of Units, each Unit consisting of one common share and two preferred shares of Via Varejo.

We sold a total of 38.9 million Units for approximately R$896.8 million, which reduced our shareholding in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.  The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock.  As of the date of this annual report, the Klein Family owns 27.31% of Via Varejo’s total capital stock.

As a consequence of the reduction of its participation in Via Varejo’s capital stock, the Klein Family no longer has certain rights under the shareholders’ agreement entered into by and among us, the Klein Family and Via Varejo, among which are Mr. Michael Klein’s appointment to the position of chairman of the board of directors of Via Varejo and the right to consent with respect to Via Varejo’s vote at shareholders’ meetings of its subsidiary Nova HoldCo or by members of the board of directors of Nova HoldCo regarding certain matters.  In addition, the Klein Family has the right to appoint only two members of the board of directors of Via Varejo.

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

This electronic registration was carried on through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, following which that holder must seek to obtain its own electronic registration.  Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 of the CMN, dated as of January 26, 2000, as amended, a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares.  In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Item 10E. Taxation—Brazilian Tax Considerations””), the investor will also be subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution No. 2,689.  See “Item 10E. Taxation—Brazilian Tax Considerations.”

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled.  In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

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

Investors under Resolution No. 2,689 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.  See “Item 10E. Taxation—Brazilian Tax Considerations.”

10E.         Taxation

This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposal of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

This summary is based upon tax laws of Brazil and the federal income tax laws of the United States in effect as of the date hereof, which laws are subject to change (possibly with retroactive effect) and differing interpretations.  This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of May 28, 1997, among us, the depositary and the owners from time to time of ADRs, and any related documents, will be performed in accordance with its terms.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how such a treaty would affect a U.S. holder of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Brazilian Holder”).  It is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations.  Any change in such law may change the consequences described below.  Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Taxation of Dividends

Dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us to the depositary in respect of preferred shares underlying ADS or to a Non-Brazilian Holder in respect of preferred shares, are exempt from withholding income tax.

Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IRFS. After the issuance of such new rules, a transitory tax regime (regime tributário de transição), or RTT, was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.

As a result of the application of the RTT, the accounting profit of a Brazilian company might be significantly higher (or lower) than its taxable profit. Although this specific matter has not been expressly regulated by law, the Brazilian tax authorities issued a normative instruction stating that the amount of dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to taxation.

Law 12,973 from May 13, 2014, modified the treatment applicable to foreign source income derived by Brazilian-owned foreign subsidiaries and associated companies. As of January 1, 2015, foreign source income earned by Brazilian-owned foreign subsidiaries is taxable in Brazil in a year-end basis irrespective of the distribution of such income in the form of dividends or capital gains. Foreign source income earned by Brazilian-owned foreign associated companies is only taxable in Brazil upon distribution. A foreign tax credit related to the income tax paid in the country of residence of the foreign subsidiary or associated company is nevertheless granted to the Brazilian parent company provided certain requirements are fulfilled. As from January 1, 2015, therefore, foreign source income earned by our foreign subsidiaries and associated companies will be subject to Brazilian income taxation pursuant to the recently-introduced rules brought forth by Law 12,973/14 and applicable regulations.

Distribution of Interest on Shareholders’ Equity

In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making dividend distributions.  Such interest is calculated by reference to the TJLP (long term interest rate) as determined by the Central Bank from time to time and cannot exceed the greater of:

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

Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for purposes of calculating Brazilian corporate income tax and social contribution on net profits as far as the limits described above are observed.  Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (“Low or Nil Taxation Jurisdiction”).  These payments may be included, at their net value, as part of any mandatory dividend.  To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.  The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

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

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for preferred shares should not be subject to Brazilian income tax, since as described above, ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03.  With reference to the deposit of preferred shares in exchange for ADSs, the difference between the acquisition cost of the preferred shares and the market price of the preferred shares may be subject to Brazilian income tax at the rate of 15% or 25%, in case of a resident in a Low or Nil Taxation Jurisdiction.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

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

Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

i.         exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, of January 26, 2000, (“2,689 Holder”) and (2) is not a resident in a Low or Nil Taxation Jurisdiction; or

ii.        subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

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

On June 24, 2008, Law No. 11,727 enlarged the scope of Low or Nil Taxation Jurisdiction (by adding the fourth paragraph to article 24 of Law No. 9,430/96 and introduced a new concept of “Privileged Tax Regime.”  According to the enacted article 24-A of Law No. 9,430/96 it is considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

The recent enactment of the Normative Ruling no. 1,037/10, which sets forth the updated list of countries or jurisdictions deemed by Brazilian tax authorities to provide favorable taxation and privileged tax regimes, made evident the acknowledgement by tax authorities that tax legislation does not provide for a singular concept of “tax haven.”  Rather, there are cases of Low or Nil Taxation Jurisdiction and there are cases of Privileged Tax Regime, which must be analyzed separately.  The provisions of Law No. 11,727/08 that refer to the “Privileged Tax Regime” came into effect on January 1, 2009.

In principle, the best interpretation of Law No. 11,727/08 lead us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions (Law No. 9,430/96) and thin capitalization rules (Law No. 12,249/10).

Thus, to income and gains realized by foreign investors that invest in the Brazilian financial and capital markets (2,689 Holder), the relevant concept is the one that makes reference to “countries that tax income at a rate lower than 20%,” as provided under Law No. 9,959/00 (i.e. only Low or Nil Taxation Jurisdiction) and the countries listed in the article one of the Normative Ruling No. 1,037/10.

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

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange.  Currently applicable rate for almost all foreign currency exchange transactions is 0.38%.  However, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Nonâ€‘Brazilian Holder, as applicable) are subject to IOF/Exchange at 0% rate. The IOF/Exchange rate will be also 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions (“IOF/Bonds”)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange.  The rate of this tax for transactions involving preferred shares is currently 0% but the Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.  Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at 0% rate.  Any increase in the rate would not apply retroactively.

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

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

As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

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

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Dividends paid by us generally will constitute foreign source “passive category” income and will be subject to various other limitations for U.S. foreign tax credit purposes.  Subject to generally applicable limitations under U.S. federal income tax law, Brazilian income tax imposed or withheld on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

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

In general, gain or loss, if any, realized by a U.S. holder upon a sale, exchange or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the preferred shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

U.S. Information Reporting and Backup Withholding

A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale, exchange or other taxable disposition of preferred shares or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

10F.         Dividends and Paying Agents

Not applicable.

10G.        Statement by Experts

Not applicable.

10H.        Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the SEC.  Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511.  Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549.  You may also inspect these reports and other information at the offices of the New York Stock Exchange Inc., 120 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência,  which is an annual report that is prepared and filed in accordance with CVM Instruction No. 480/09 and can be accessed through www.cvm.gov.br.  Information from that website is not incorporated by reference into this document.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at: Avenida Brigadeiro Luiz Antônio, no. 3,142, São Paulo, São Paulo, Brazil.

10I.           Subsidiary Information

Not required.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates.  Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates.  See note 20 to our audited consolidated financial statements included elsewhere in this annual report for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk.

Starting in 1999, we have adopted a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais.  We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, under which we effectively are then liable for amounts in reais and interest at a percentage of the CDI rate.  Amounts are normally consummated with the same financial institutions and for the same maturity periods.  See “Item 5B. Liquidity and Capital Resources.”

We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating currency and interest rates.  We enter into cross-currency interest rate swaps to protect foreign currency exposure.  Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends.  Our realized and unrealized gains and losses on these contracts are included within “financial income” and “financial expense,” respectively.

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

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2014.  See note 19 to our audited consolidated financial statements included elsewhere in this annual report.

		As of December 31, 2014
		Expected Maturity Date
	2015	2016	2017	2018	2019	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
		(in millions of R$)
Assets:
Cash and banks in reais	1,388	-	-	-	-	-	1,388	-	1,388
Cash equivalents denominated in reais	9,761	-	-	-	-	-	9,761	-	9,761	101.03% of CDI
Total cash and cash equivalents	11,149	-	-	-	-	-	11,149	-	11,149

Liabilities:
Loans and financing
Floating rate, denominated in US dollars (*)	60	338	302	-	-	-	699	-	699	(103.64% of CDI)+ (1.83% per year)
Floating rate, denominated in reais	3,726	256	789	162	11	18.4	4,963	(6.0)	4,957	(105.30% of CDI) + (CDI + 0.71% per year) + (TR + 9.80% per year) + (11.58% per year)
Floating rate, denominated in reais	103	96	7	7	7	21.6	241	-	304	(TJLP + 3.55% per year) or (3.21% per year)
Floating rate, denominated in reais	34	36	37	30	31	95.5	263	-	263	(99.52% of CDI) or (IGPDI + 6% per year)
Total loans and financing	3,923	726	1,135	199	49	135.5	6,166	(6)	6,223
Debentures floating rate, denominated in reais	2,672	-	-	-	900	-	3,572	(4)	3,568	(107.69% of CDI) or (CDI + 0.97%)
Total liabilities	6,595	726	1,135	199	949	136	9,738	(10)	9,791

____________

(*)   Originally US dollar-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2012	2013	2014
CDI (1)	8.4%	8.1%	10.8%
TJLP (2)	5.5%	5.0%	5.0%

____________

(1)   Annualized rate at the end of each period.

(2)   Reference rate at the end of each period.

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

Since December 31, 2010 and through December 31, 2014, the real depreciated by 59.4% against the U.S. dollar, and as of December 31, 2014, the commercial market rate for purchasing U.S. dollars was R$2.656 to US$1.00.  In the first quarter of 2015, the real depreciated 20.8% against the U.S. dollar, and as of March 31, 2015, the commercial market rate for purchasing U.S. dollars was R$3.208 to US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2014 included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$26 million as of December 31, 2014 compared to R$61 million as of December 31, 2013.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2014.

	Expected Maturity Date
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
US dollars (*)	60	338	302	-	-	-	700	700
Reais	3,862	388	833	199	48	135.5	5,466	5,523
Total loans and financing	3,922	726	1,135	199	48	135.5	6,165	6,223
Debentures
Reais	2,672	-	-	-	900	-	3,572	3,568
Total Debentures	2,672	-	-	-	900	-	3,572	3,568

____________

(*)   Originally US dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 19 to our audited consolidated financial statements included elsewhere in this annual report.  As of December 31, 2014, the originally U.S. dollar-denominated debt of R$699 million and R$205 million as of December 31, 2013, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2015	2016	2017	2018	2019	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount	55	359	334	-	-	-	748	725	103.64% over CDI	U.S. dollar + 1.83% per year
U.S. dollars to reais	55	359	334	-	-	-	748	725	103.64% over CDI	U.S. dollar + 1.83% per year

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

Fees Incurred Since January 1, 2014

From January 1, 2014 until December 31, 2014, the Company received from the depositary US$1.6 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports that it files or submits, under the Securities Exchange Act of 1934, was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to provide reasonable assurance that information required to be disclosed by us in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  The Company’s chief executive officer and chief financial officer, with the participation and assistance of other members of management, have evaluated the effectiveness, as of December 31, 2014, of the Company’s “disclosure controls and procedures,” as that term is defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act.  Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the disclosure controls and procedures as of December 31, 2014, are effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting did not undergo significant changes in its design or operation during the year.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control (1992) Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.  Our conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cdiscount Group S.A.S. and its subsidiaries, which are included in our 2014 audited consolidated financial statements as from July 31, 2014, the date from which these entities were consolidated.  For our management’s report on internal control over financial reporting, see page F-1 of this annual report.

The effectiveness of internal controls over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-2 of this annual report.

Management is aware of and closely oversees closely the Action Plans to enhance controls and procedures relating to issues highlighted by our audit committee in the recommendations contained in its report for for the fiscal year ended December 31, 2014.

Pursuant to CVM regulation, our audit committee issued a report on February 12, 2015, which is included in our consolidated financial statements that we filed locally with the CVM and on our website.  We have attached this audit committee report to our consolidated financial statements included in this annual report.

ITEM 16.      [RESERVED]

16A.         Audit Committee Financial Expert

Our board of directors has determined that Luiz Nelson Guedes de Carvalho, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards.  For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee, Stock Option Plan Management Committee and Fiscal Council—Audit Committee.”

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

16C.         Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2012, 2013 and 2014.  The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2012, 2013 and 2014, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2012(1)	2013(1)	2014(2)
	(in millions of R$)
Audit Fees	7.8	10.7	20.8
Audit–Related Fees	0.5	-	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total	8.3	10.7	20.8

____________

(1)   Includes Ernst &Young fees for work performed for Via Varejo, including periodic audits and audits in connection with the public offering of Via Varejo in Brazil.

(2)   Includes Ernst &Young fees for work performed for Cnova initial public offering.

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

Pre-Approval Policies and Procedures

Our audit committee has the responsibility of approving all audit, audit-related, tax and other services provided by our independent accountants.  Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.  Our audit committee is permitted to approve certain audit and tax services, pursuant to a de minimis exception.

In the beginning of 2014 and in 2013, 2012 and 2011, these functions were performed by our fiscal council, which was then instated.  None of the fees paid to our independent accountants were approved pursuant to the de minimis exception.

16D.         Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we are required to comply with Exchange Act Rule 10A-3, which mandates that we either establish an audit committee composed of members of the board of directors that meets specified requirements or rely on an exemption under Exchange Act Rule 10A-3(c)(3), which is the case with our statutory audit committee.  In our assessment, in light of the composition of our statutory audit committee, our reliance on the exemption does not materially adversely affect the ability of our statutory audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C. Board Practices—Audit Committee, Stock Option Plan Management Committee and Fiscal Council—Audit Committee.”

16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16F.         Change in Registrant’s Certifying Accountant

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

Independence of Directors and Independence Tests

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.

While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence.  Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting.  Currently our board of directors consists of nine members elected by our shareholders, consisting of four representatives of the Casino Group and five external directors.

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

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.

Although we are not required under applicable Brazilian law, we have created a Corporate Governance Committee and a Human Resources and Compensation Committee to improve our corporate governance practices. Both committees are responsible for examining candidates and providing guidelines for the appointment of members of our board, special committees and executive officers.  For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

People Management Policies Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans.

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

We do, however, have a Human Resources and Compensation Committee, which, among other assignments, reviews management compensation.  For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law.

As a foreign private issuer, we chose to rely on an exemption under Exchange Act Rule 10A-3(c)(3).  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C.  Board Practices—Audit Committee, Stock Option Plan Management Committee and Fiscal Council—Audit Committee.”

Shareholder Approval of Equity Compensation Plans

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

Although we were not required to adopt a code of ethics, we implemented a code of ethics in 2000, as amended in 2011, to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large.  In order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2005.  For more information about our code of ethics, see “Item 16B. Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council or the audit committee, as the case may be, with ongoing assessments of the company’s risk management processes and system of internal control.  Our internal audit department and our internal control department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting.  The internal audit department reports to our audit committee as well as to our chief financial officer. Our audit committee and chief executive officer, in turn, report to our board of directors.

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

ITEM 19.      EXHIBITS

Exhibit Number	Description
1.1	English translation of our Estatuto Social (by-laws), as amended.(1)
2.(a)

Form of Amended Deposit Agreement, among us, The Bank of New York Mellon, as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(2)

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
4.(b)(4)

Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Via Varejo S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.(5)

4.(b)(5)	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.*
4.(b)(6)	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.*
4.(b)(7)	English translation of the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(6)
4.(b)(8)	English translation of the First Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(6)
4.(b)(9)	English translation of the Second Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(6)
4.(b)(10)	English translation of the Third Amendment, dated March 27, 2015, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(7)
4.(b)(11)	English translation of the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.(6)
4.(b)(12)	English translation of the First Amendment, dated December 20, 2012, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.(6)
4.(b)(13)	English translation of the Second Amendment, dated June 28, 2013, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.(6)
4.(b)(14)	English translation of the Joint Venture Agreement, dated June 13, 2012, among Banque du Groupe Casino S.A., C2C-Cartes et Crédits à la Consommation S.A. and Cdiscount S.A.(6)
4.(b)(15)	Cash Pooling Agreement, dated July 1, 2014, between Polca Holding S.A. and Cnova N.V.(8)
4.(b)(16)	English translation of the Commercial Partnership Agreement, dated May 14, 2014, between Cdiscount S.A. and E.M.C. Distribution S.A.S.(6)
4.(b)(17)	English translation of Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.(6)
4.(b)(18)	English translation of the First Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.(9)
4.(b)(19)	English translation of the Second Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.(9)
4.(b)(20)	English translation of the Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.(6)
4.(b)(21)	English translation of the Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.(9)
4.(b)(22)

Framework and IPO Agreement, dated July 11, 2014, among Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom Comércio Eletrônico S.A., Bruxelas Empreendimentos e Participações S.A. and Cnova N.V.(9)

6.1	See note 31 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
(1)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2014.
(2)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-145679).
(3)	Incorporated herein by reference to our 6-K filed on August 1, 2005.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on June 27, 2006.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
(6)	Incorporated herein by reference to Cnova N.V.’s registration statement on Form F-1 (File No. 333-196521) filed on June 4, 2014.
(7)	Incorporated herein by reference to Cnova N.V.’s annual report on Form 20-F filed on March 31, 2015.
(8)	Incorporated herein by reference to Cnova N.V.’s registration statement on Form F-1 (File No. 333-196521) filed on August 7, 2014.
(9)	Incorporated herein by reference to Cnova N.V.’s registration statement on Form F-1 (File No. 333-196521) filed on July 14, 2014.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:  /s/ Ronaldo Iabrudi

Name:  Ronaldo Iabrudi

Title:  Chief Executive Officer

By:  /s/ Christophe Hidalgo

Name:  Christophe Hidalgo

Title:  Chief Financial Officer

Dated:  April 29, 2015

Companhia Brasileira de Distribuição
and subsidiaries

Consolidated Financial Statements As of December 31,
2014 and 2013 and for the Years Ended December 31,
2014, 2013 and 2012 and Report of Independent
Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

Companhia Brasileira de Distribuição

Consolidated Financial Statements As of December 31, 2014 and 2014 and for the Years ended December 31, 2014, 2013 and 2012

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

Our conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cdiscount Group S.A.S. and its subsidiaries, which was acquired on July 1, 2014, and whose financial statements constitute 3.7%, 0.9% and 6.6% of net operating revenue, net income for the year and total assets, respectively, of the consolidated financial statements amounts as of and for the year ended December 31, 2014.

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

Date: April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and Subsidiaries

São Paulo - SP, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated April 29, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição and Subsidiaries

São Paulo - SP, Brazil

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Cdiscount Group S.A.S. and its subsidiaries (“Cdiscount”), which was acquired on July 1, 2014, and whose financial statements constitute 3.7%, 0.9% and 6.6% of net operating revenue, net income for the year and total assets, respectively, of the consolidated financial statements amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Cdiscount. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company, and our report dated April 29, 2015 expressed an unqualified opinion on those consolidated financial statements.

/S/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 29, 2015

FULL REPORT OF THE AUDIT COMMITTEE – 2014

Introductory remarks

The Audit Committee of Companhia Brasileira de Distribuição (“Company”) is defined in the bylaws as an advisory body directly linked to the Board of Directors, with its creation deliberated in that Board’s meeting of 27 September, 2012 and formally included in the bylaws as approved by the Extraordinary Shareholders’ Meeting of 18 October, 2012.

The Audit Committee members, appointed in the Board of Directors’ Meeting of 16 October, 2013, started effectively to operate in calendar 2014, with its first meeting having taken place in 07 February, 2014. Until then, the Company had a Fiscal Council (as defined in the Brazilian Company law) and that operated until the closing of the financial statements for calendar 2013,  having not being reappointed after that.

The current Committee is composed of a Board member and two more, all independent, appointed for a two-year term and with the possibility of reappointment. They are appointed by Board members, taking into consideration Brazilian legal and regulatory requirements and also best international practices.

Duties and responsibilities

Company’s Management

Management is responsible for defining and implementing processes and procedures aiming to collect data for preparation of the financial statements, observing the requirements of the Brazilian Company law, the accounting practices generally accepted in Brazil besides those issued by the International Accounting Standards Board (IASB), the rulings issued by the Brazilian Securities and Exchange Commission (“Comissão de Valores Mobiliários”) and, as the Company is also listed in the New York Stock Exchange, the requirements by the U.S.Securities and Exchange Commission (SEC) and those of the U. S. Sarbanes-Oxley Act must also be observed and complied with under Management supervision.

Management is also responsible for internal control processes, policies and procedures to ensure safeguard of assets, timely recognition of liabilities and elimination, or reduction to acceptable levels, of risk factors.

In October 2013 the Directory of Risks was created, with the mission to identify and monitor, at the Business Units level, the main risks that may challenge the strategies of the Company in pursuing its business objectives, structuring the process for management of those risks and for mitigating their impact in the operations.

Additionally, such Directory assists management in developing standards, policies, procedures and redesign of processes, besides the control activities to ensure risk mitigation.

Starting in 2014 it was also assigned to this Directory the duty to coordinate and monitor the internal control tests aiming to comply with the requirements of the U.S. Sarbanes-Oxley Act (S-Ox).

Internal Audit

Internal Audit is charged with the duty to assess the quality of the Company’s internal control systems and compliance with policies and procedures set out by Management, including those related to the main accounting records that result in the preparation of financial statements. It performs its task in an ample and independent way, observing, mainly, the coverage of áreas and activities that present the most sensitive risks to operations and to the strategies. There was in the end of 2014 a replacement of the Director of Internal Audit, and the new Director, just recruited, started working in 19 January, 2015.

Independent Auditors

Independent auditors, under the responsibility of Deloitte Touche Tohmatsu since the financial statements of 31 December, 2013, is responsible for examining such financials aiming at issuing a report with their opinion about compliance with the applicable standards. As a result of their work, independent auditors also issue a recommendation report about accounting procedures and internal controls, besides other reports it is also engaged to prepare like those of the quarterly reviews. It is also Deloitte’s responsibility to audit the internal controls as required by U. S. Sarbanes-Oxley Act (S-Ox).

Audit Committee

As determined by paragraph 3 of Article 20 of the Company´s bylaws and by Article 13 of the Internal Ruling of the Audit Committee (available at www.gpabr.com, under “RI”, in “Bylaws, Code of Moral Conduct, Policies and Rulings”) among the main duties of this body are to ensure that quality and integrity of financial statements and Management Report are achieved, as well as compliance with legal and regulatory requirements, performance, Independence and quality of the work of independent and of internal auditors, quality and effectiveness of internal control systems, assessment and monitoring of risks, be informed and analyze related party transactions and preparation of an annual report to be presented together with the financial statements.

The Audit Committee bases its judgements and forms its opinions taking into account information from Management, presentations about information systems, financial statements and internal controls, as well as results of the work of the Director of Risks, Director of Accounting, Director of the Legal Department (Counsel) and of the Internal and the Independent Auditors.

Activities of the Audit Committee in 2014

The Audit Committee met regularly in 16 occasions, in which 80 individual meetings were carried out with senior Management, Internal and Independent Auditors and other members of the Management team of the Company. The Coordinator of the Audit Committee is invited as a permanent observer of the meetings of the Fiscal Council (as defined in the Brazilian Company Law) of Via Varejo S.A., aiming at being currently informed of relevant issues of the financial statements and/or of internal controls that deserve to be taken into consideration when financial data from that investee affect the equity method of accounting and consolidation at the Parent Company CBD. The Coordinator of the Audit Committee meets periodically with the Director of Internal Audit of Group CASINO based in France. The Chairwoman of the Corporate Governance Committe of the Company is a permanent invitee to the Audit Committee meetings, attending them whenever possible. The Audit Committee reported periodically the main subjects under its scope to the Board of Directors in their regular meetings.

Meetings with Management

The Audit Committee met with Management and respective teams to discuss, in this first year of activities, the structures and operations of the areas, their work processes, eventual deficiencies already identified in their controls, mitigating mechanisms in place and improvement plans.

Among the subjects that most called attention of the Committee are:

Contingencies and Provisions – The criteria for classifying the chances of success in administrative and legal cases were analyzed and discussed with Legal Counsel and senior Management in charge of Accounting, Tax, Risks and with the Independent Auditors, with the objective to inform decisions about the accounting recognition of amounts involved, mainly in relation to civil and legal claims.

As regards the monitoring of related balances by Legal Counsel, it was requested an analysis of amounts deposited as guarantees of the cases having in mind the large number of employees of the Company and, in consequence, the also large number of labor claims open against the Company.

The Committee was informed about an Action Plan already under way aiming to adopt more effective and modern systems and processes to monitor legal claims against the Company, under supervision of the Head of Legal Counsel and his team.

Related Party Transactions – In 2014 it was approved by the Board of Directors, as recommended by the Corporate Governance Committee, a policy for Related Party Transactions. Under such policy it was determined that the Audit Committee is required to assess whether the guidance contemplated in said policy was observed in certain transactions of this nature to be brought to the Board of Directors for approval. In several Audit Committee meetings such transactions among related parties were analyzed to ensure the policy had been complied with.

Information Technology and Security – the Audit Committee prioritized the monitoring of progress of the processes and controls involving information technology issues as well as related long and medium term action plans aiming at improvements in Information Security.

Highlighting this last subject, it is worth mentioning that an Information Security Committee was formed, reporting to senior Management; its members are the heads of IT, Risks and Legal Counsel, who meet on a monthly basis to deal with the matters of greater risk and monitor the action plans for improvement and mitigation. Matters discussed in this information security committee are reported on a quarterly basis to the Audit Committee.

In meetings with the head of Information Technology and Security and his team the improvements in processes with IT support were discussed with the objective of optimizing and improving the availability and control of information in the areas of Human Resources, Internal Audit, Accounting and Taxes; updates on this front are also reported quarterly to the Audit Committee.

With this objective in mind, improvements in specific systems are beind developed for each of these áreas, with their respective peculiarities, supported by the IT department.

Human Resources – With senior Management of HR it was discussed the Action Plan already under way that intends to implement a new management and control system of personnel of the entire GPA group, to achieve a better control of all aspects related to history of employment and related documentation of each and all employees, in such a way that such system improves the processes of managing personnel and assists the Legal Counsel in obtaining better documentation support to discuss labor claims and consequently to improve chances of success in courts.

Accounting – With the head of Accounting Department and his team the Audit Committee analyzed and discussed, before issuance, the quarterly results and those for the financial year ended 31 December, 2014, as well as information in the Notes to those financial statements, always with support of the independent auditors.

It is under development a Project to implement a system to consolidate all financial and accounting information of the GPA group, with the objective to enhance the quality and control of the consolidation of such information.

It were also discussed aspects related to manual journal entries, searching to analyze and discuss the controls in force in the quality of the adjusting entries and/or of manual intervention in inherited non-integrated systems up to now. In relation to this subject, levels of review and approvals were adopted based on materiality and nature, as well as suggestions and opportunities to reduce manual intervention in the accounting process routines by means of systems improvements. To monitor this work it was requested the assistance of the independent auditors to test and validate the manual journal entries.

Inventory controls and taxes on purchases, transfers and sales – The Audit Committee was informed about an Action Plan that intends to optimize the management of inventories involving Distribution Centers, Transfers to and Controls at stores, as well as timing and amounts of taxes applicable in each of these steps. The Plan contemplates to achieve significant improvements in issues related to inventory shrinkage and risk of inexistence of products at sales areas in stores, checking of quantities shipped at Distribution Centers and quantities arrived at stores, scheduled physical count of inventories and logistic procedures related to such inventories.

Real Estate management (“GPA Malls”) – the Audit Committee was informed by the Director of Risks of studies in the area of “Malls” aiming to achieve more effectiveness in management and reduction of compliance risks in real estate activities.

Internal and Risks Controls

During 2014 the Audit Committee accompanied and made recommendations about internal controls encompassing:

- Policies and codes of the Company, like the Insurance Policy, Policy for appointing independent auditors and their internal control letter;

- Intensive monitoring, together with the Corporate Governance Committee, of progressive compliance with Brazilian Anti-brybery Act (“Anti Corruption Act number 12.846”), attempting to analyze and discuss all procedures to be set in place and related controls;

- Procedures to fully comply with the requirements of U.S. Sarbanes-Oxley Act;

- The Audit Committee was periodically informed of communication received by the Company from regulatory agencies and governamental entities in what concerns matters within the scope of the Audit Committee.

Independent Auditors

Among the work performed by the independent auditors it should be mentioned that the Audit Committee accompanied and discussed the results of their reports on the financial statements before disclosure to users, contemplating the recomendations and suggestions made by the external auditors.

Another work of the auditors supervised by the Audit Committee was Management of Fraud Risks, where an extensive mapping was carried out in all areas of the Company by interviews with key personnel to identify potential risks and design preventive or mitigation procedures.

Internal Audit

The Audit Committee had an intensive and constant interaction with the Internal Auditors, and among the subjects discussed it is worth mentioning:

- Monthly report of claims and wrongdoing reports (“whistleblowing”) received through the internal communication channel, that come in to the Internal Audit area in a confidential way - without identification of the whistleblower. The flows to investigate the claims and the steps taken when they proved valid, as well as the financial impact of each confimed claim, were discussed.

- Revision of the corporate standards and procedures of the Company’s internal audit department.

- Accompanying the studies and beginning of implementation of an IT-based system for Continuous Auditing of several areas of the Company, like sales, information from electronic checkout points, inventory controls, tax information, accounts receivable and accounts payable, among other. This project was named Continuous Auditing and based in the initial analyses the Audit Committee agreed that large benefits shall stem from improvement in controls and time saving in processing the audited information.

The Audit Committee approved the 2015 work plan developed by the former Internal Audit Director, and such plan is being implemented.

The Audit Committee also approved a revision of the Company’s Internal Audit ruling; subsequent updates of it must be submitted to approval of the Audit Committee.

Recommendations of the Audit Committee

The Audit Committee recommends to Senior Management (Executive Directors):

    - That they rigorously monitor and follow the consolidation, scheduled for 2015, of the Compliance area of the Group, with the formation of an expert team under the responsibility of the Director of Risks, that shall be responsible to assist management in monitoring compliance with legislation, rules, policies, codes and commitments applicable to the Company, ensuring a process for building capacity in all business areas to adhere to the related requirements.

- That they make sure all necessary resources are made available to a complete implementation of the following Action Plans under way and room is open in the ordinary Executive Directors’ meetings for them to be informed of progress and of eventual new obstacles identified, making efforts for shortening scheduled completion dates:

•           In the Legal Counsel Department, aiming to adopt more effective and modern systems and processes to monitor all legal cases involving the Company;

•           In the Information Technology Department, aiming at improvements in processes supported by this area for the purpose of optimizing availability and control of information in the areas of Human Resources, Internal Audit, Accounting and Taxes.

•           In the area of Human Resources, aiming at implementing a new system to manage and control all personnel information of the entire GPA group.

•           In the area of Accounting, aiming at implementing a new system to consolidate all financial information and accounting data of all companies of the GPA Group.

•           Still in the Accounting area, constant high level monitoring of the subject “manual journal entries”, aiming at ensuring that the mitigating controls are effective while systemic solutions – naturally more complex and costly, are not defined and adopted, with emphasis in recommending that such systemic solutions be persistently searched for.

•           In the area of Inventory Controls and related taxes on purchases, transfers and sales, aiming at optimizing the permanent accuracy of physical and accounting control of inventories and of computation of applicable taxes in inventory movements.

•           In the area of “Malls”, the conclusion and implementation of strategies aiming to achieve greater effectiveness in managing real estate assets.

Conclusion

The Audit Committee is of the opinion that the matters highlighted under “Recommendations” above for which Action Plans are stil under way were supported by satisfactory mitigation procedures to minimize the Internal Control risks that might impact the Financial Statements as of 31 December, 2014.

The Audit Committee is of the opinion that all relevant facts that came to its attention from the work described in this Report are adequately disclosed in the Management Report and in the audited Financial Statements as of 31 December 2014 and recommends their approval by the Board of Directors.

São Paulo, February 12, 2015

L. Nelson Carvalho – Coordinator of the Audit Committee and Accounting, Auditing and Financial Expert

Eleazar de Carvalho Filho, Board Member and equally Financial Expert

Pedro Oliva Marcílio de Sousa

Companhia Brasileira de Distribuição

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except earnings per share)

	Notes	2014	2013 (Reclassified)	2012 (Reclassified)

Net operating revenue	27	65,525	57,854	51,016
Cost of sales	28	(48,580)	(42,750)	(37,210)
Gross profit		16,945	15,104	13,806
Operating income (expenses)
Selling expenses	28	(10,303)	(9,257)	(8,410)
General and administrative expenses	28	(1,484)	(1,485)	(1,754)
Depreciation and amortization		(821)	(787)	(751)
Other operating expenses, net	29	(441)	(673)	(33)
		(13,049)	(12,202)	(10,948)
Profit from operations before financial income (expenses) and share of profit of associates		3,896	2,902	2,858

Financial income (expenses), net	30	(1,508)	(1,193)	(1,193)
Share of profit of associates	13	108	47	11

Profit before income tax and social contribution		2,496	1,756	1,676

Income tax and social contribution	21	(736)	(360)	(520)

Net income for the year		1,760	1,396	1,156

Other comprehensive income, net of income tax

-Items that may be reclassified subsequently to statement of income:
Defined benefit pension plan – actuarial gain or loss		(2)	-	-

-Items that will not be reclassified to stament of income:				-
Foreign currency translation adjustment		6	-	-

Other comprehensive income for the year, net of income tax		4	-	-

Total comprehensive income for the year		1,764	1,396	1,156

Net income for the year attributed to:
Controlling shareholders		1,270	1,052	1,051
Noncontrolling shareholders		490	344	105
		1,760	1,396	1,156

Total comprehensive income for the year attributed to:
Controlling shareholders		1,271	1,052	1,051
Noncontrolling shareholders		493	344	105
		1,764	1,396	1,156

Companhia Brasileira de Distribuição

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except earnings per share)

Earnings per share (weighted average for the year R$)	31
Basic
Common		4.51	3.75	3.78
Preferred		4.97	4.13	4.15
Diluted
Common		4.51	3.75	3.78
Preferred		4.95	4.11	4.12

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2014 and 2013

(In millions of Brazilian reais)

Assets	Notes	2014	2013
Current
Cash and cash equivalents	7	11,149	8,367
Marketable securities		-	24
Trade receivables, net	8	3,210	2,516
Other receivables	9	295	227
Inventories, net	10	8,405	6,382
Recoverable taxes	11	808	908
Other assets		266	185
Total current assets		24,133	18,609

Noncurrent
Trade receivables, net	8	105	115
Other receivables	9	636	630
Inventories, net	10	172	172
Recoverable taxes	11	2,136	1,429
Deferred income tax and social contribution	21	491	951
Related parties	12	313	172
Restricted deposits for legal proceedings	23	857	815
Other assets		37	50
Investments in associates	13	401	310
Investment properties		25	-
Property and equipment, net	15	9,699	9,053
Intangible assets, net	16	6,495	5,701
Total noncurrent assets		21,367	19,398
Total assets		45,500	38,007

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2014 and 2013

(In millions of Brazilian reais)

Liabilities	Notes	2014	2013
Current
Trade payables, net	17	13,322	8,547
Borrowings and financing	18	6,594	5,172
Payroll and related taxes		864	796
Taxes and contributions payable and taxes payable in installments	20	867	969
Related parties	12	261	33
Dividends payable	26.8	321	152
Acquisition of noncontrolling interests	22	73	69
Financing of property		98	36
Operational lease payable		115	112
Deferred revenue	25	214	115
Pass through liabilities		429	226
Other payables		690	783
Total current liabilities		23,848	17,010

Noncurrent
Borrowings and financing	18	3,134	4,323
Deferred income tax and social contribution	21	1,133	1,061
Taxes payable in installments	20	617	1,073
Provisions for risks	23	1,344	1,147
Acquisition of noncontrolling interests	22	57	108
Deferred revenue	25	834	456
Other payables		51	117
Total noncurrent liabilities		7,170	8,285
Shareholders’ equity
Share capital	26	6,792	6,764
Capital reserves	26	282	233
Earnings reserves	26	3,505	2,486
Accumulated other comprehensive income		1	-
		10,580	9,483
Noncontrolling interests		3,902	3,229
Total equity		14,482	12,712

Total liabilities and equity		45,500	38,007

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2014, 2013 and 2012

(In millions of Brazilian reais)

		Capital reserves					Earnings reserves
Description	Share capital	Special goodwill	Other reserves	Stock options	Legal	Expansion	Treasury shares	Earnings retention	Retaining earnings	Accumulated other comprehensive income	Controlling shareholders’	Non-controlling interests	Total
Balance at December 31, 2011	6,130	239	7	138	249	784	(7)	87	-	-	7,627	2,470	10,097
Capital increases
Capitalization of reserve	559	(201)	-	-	-	(323)	-	(35)	-	-	-	-	-
Stock options exercised	21	-	-	-	-	-	-	-	-	-	21	-	21
Net income for the year	-	-	-	-	-	-	-	-	1,051	-	1,051	105	1,156
Share-based expenses	-	-	-	45	-	-	-	-	-	-	45	-	45
Appropriation of income to legal reserve	-	-	-	-	53	674	-	-	(727)	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	(250)	-	(250)	(2)	(252)
Gain (loss) in equity interest	-	-	-	-	-	-	-	2	-	-	2	1	3
Transfer to earnings reserve	-	-	-	-	-	-	-	74	(74)	-	-	-	-
Balance at December 31, 2012	6,710	38	7	183	302	1,135	(7)	128	-	-	8,496	2,574	11,070
Capital increases
Capitalization of reserve (note 26.3)	38	(38)	-	-	-	-	-	-	-	-	-	-	-
Stock options exercised	16	-	-	-	-	-	-	-	-	-	16	-	16
Transfer to expansion reserve (note 26.5)	-	-	-	-	-	674	-	(674)	-	-	-	-	-
Share-based expenses (note 26.6)	-	-	-	43	-	-	-	-	-	-	43	-	43
Net income for the year	-	-	-	-	-	-	-	-	1,052	-	1,052	344	1,396
Appropriation of income to legal reserve (note 26.5)	-	-	-	-	52	-	-	-	(52)	-	-	-	-
Dividends (note 26.8)	-	-	-	-	-	-	-	-	(250)	-	(250)	(186)	(436)
Transfer to earnings reserve	-	-	-	-	-	-	-	750	(750)	-	-	-	-
Transactions with non-controlling interest (note 26.9)	-	-	-	-	-	-	-	126	-	-	126	497	623
Balance at December 31, 2013	6,764	-	7	226	354	1,809	(7)	330	-	-	9,483	3,229	12,712
Capital increase (note 26.1)	28	-	-	-	-	-	-	-	-	-	28	-	28
Share-based expenses (note 26.6)	-	-	-	37	-	-	-	-	-	-	37	-	37
Share-based expenses - subsidiaries	-	-	-	12	-	-	-	-	-	-	12	17	29
Net income for the year	-	-	-	-	-	-	-	-	1,270	-	1,270	490	1,760
Other comprehensive income:
Foreign currency translation	-	-	-	-	-	-	-	-	-	2	2	4	6
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,270	1	1,271	493	1,764
Appropriation of income to legal reserve (note 26.5)	-	-	-	-	63	-	-	-	(63)	-	-	-	-
Dividends (note 26.8)	-	-	-	-	-	-	-	-	(302)	-	(302)	(126)	(428)
Transfer to earnings reserve	-	-	-	-	-	-	-	905	(905)	-	-	-	-
Transactions with non-controlling interest (note 26.9)	-	-	-	-	-	-	-	(28)	-	-	(28)	24	(4)
Cnova N.V initial public offering transaction (note 1.4 ii)	-	-	-	-	-	-	-	132	-	-	132	279	411
Corporate restructuring on subsidiaries (note 1.4 iv)	-	-	-	-	-	-	-	(53)	-	-	(53)	(14)	(67)
Balance at December 31, 2014	6,792	-	7	275	417	1,809	(7)	1,960	-	1	10,580	3,902	14,482

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years Ended December 31, 2014, 2013 and 2012

(In millions of Brazilian reais)

	2014	2013	2012

Cash flows from operating activities
Net income for the year	1,760	1,396	1,156
Adjustments to reconcile net income to net cash provided by operations:
Deferred income tax and social contribution (note 21.3)	222	89	193
Loss (gain) on disposal of property and equipment	58	45	(12)
Depreciation and amortization (note 15 and 16)	931	865	834
Interest and inflation adjustments	1,118	1,000	1,099
Adjustment to present value on trade accounts receivable	-	(10)	(14)
Barter revenue	-	-	(158)
Share of profit of associates (note 13)	(108)	(47)	(11)
Provision for risks	309	249	83
Share-based expenses	47	43	45
Estimated losses in doubtful accounts (note 8)	518	451	341
Estimated losses on inventories obsolescence, and breakage (nota 10)	35	(2)	(23)
Deferred revenue	(32)	(43)	54
Gain on fair value measurement of investments	-	(100)	-
Gain on disposal of a subsidiary	(16)	-	-
Provision for disposals and losses of fixed assets	-	-	11
Other operating expenses	150	324	(23)
	4,992	4,260	3.575
Changes in assets and liabilities
Trade receivables	(922)	(333)	2,174
Inventories	(1,503)	(582)	(192)
Recoverable taxes	(476)	(284)	(575)
Other assets	(69)	-	-
Related parties	(253)	(34)	25
Restricted deposits from legal proceedings	(20)	(186)	(179)
Trade payables	3,556	2,270	261
Payroll, related taxes and taxes payable	72	59	(29)
Taxes and contributions payable	(432)	(128)	130
Financial instruments	-	-	(50)
Deferred revenue	492	-	-
Other liabilities	(445)	(126)	159
Marketable securities	24	(24)	-

Net cash provided by operating activities	5,016	4,892	5,299

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows – Continued

Years Ended December 31, 2014, 2013 and 2012

(In millions of Brazilian reais)

	2014	2013	2012
Cash flow provided by (used in) investing activities
Purchase of property and equipment (note 15)	(1,379)	(1,656)	(1,309)
Increase in intangible assets (note 16)	(518)	(194)	(84)
Proceeds from the sale of property and equipment	59	97	87
Net cash from business combination and corporate reorganization	168	-	-
Proceeds from sale of subsidiary (note 13.1 vii)	20	-	-
Acquisition of subsidiary	-	(212)	-
Net cash used in investing activities	(1,650)	(1,963)	(1,306)

Cash flow provided by (used in) financing activities
Capital increase	28	16	21
Proceeds from borrowings and financing (note 18.2)	6,780	5,278	7,211
Repayments of borrowings and financing (note 18.2)	(7,519)	(7,239)	(8,890)
Dividends paid	(258)	(453)	(186)
Transactions with non-controlling shareholders	(8)	-	-
Sale of noncontrolling interest - secondary offering of shares of subsidiary	-	814	-
Acquisition of subsidiary in installments	(67)	(64)	(33)
Proceeds from offering of shares of subsidiary, net of transaction costs	408	-	-
Net cash used in financing activities	(636)	(1,648)	(1,877)

Increase in cash and cash equivalents	2,730	1,281	2,116

Cash and cash equivalents at beginning of year	8,367	7,086	4,970
Exchange rate changes in cash and cash equivalents	52	-	-
Cash and cash equivalents at end of year	11,149	8,367	7,086
Increase in cash and cash equivalents	2,730	1,281	2,116

The accompanying notes are an integral part of these consolidated financial statements.

The main non-cash transactions are disclosed in the notes 1.6,1.4.(i), 1.4 (ii), 1.4 (v), 15.3, 16.6, 20, 21, 23, 26.9 and 29.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information

Companhia Brasileira de Distribuição (“CBD”), directly or through its subsidiaries (“Company”), engages in the retail of food, clothing, home appliances, electronics and other items through its chain of hypermarkets, supermarkets, specialized stores and department stores, principally under the trade names "Pão de Açúcar”, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assaí”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Ponto Frio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping center flag “Conviva”. Its headquarters are located in the city of São Paulo, São Paulo State, Brazil.

CBD’s shares are listed on São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on New York Stock Exchange (ADR level III) under the ticker symbol “CBD”.

CBD is controlled by Wilkes Participações S.A. ("Wilkes"), which, in turn, is controlled by Casino Guichard Perrachon (“Casino”).

1.1.   Casino arbitration

In 2011, Casino filed two arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce against Mr. Abílio dos Santos Diniz and his related parties. On September 6, 2013, Casino and Mr. Abilio dos Santos Diniz, jointly with their related parties, filed a petition for closing all arbitration procedures and signed a Transaction and Waiver of Rights Agreement.

It was also agreed to terminate all litigations between parties and not to take any actions or file any lawsuits based on the rights referred to in the agreements previously entered into between the parties or on understandings between the parties prior to September 6, 2013.

1.2.   Arbitration request by Morzan

In June 2012, CBD was notified by the International Chamber of Commerce (ICC) of a request for starting arbitration proceedings (“Proceedings”) by Morzan Empreendimentos e Participações Ltda, (“Morzan”), the former holding of Globex Utilidades S.A., currently Via Varejo S.A. (“Via Varejo”).

The Proceedings are associated with Share Purchase Agreement signed between subsidiary Mandala Empreendimentos e Participações S.A. and Morzan on June 8, 2009 for the acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of Via Varejo’s total voting capital. The arbitration terms are subject to confidentiality requirements.

Through the reporting date, the developments of the Proceedings did not have any impacts on GPA financial statements.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

1.3.   Performance Commitment Agreement

CBD, its subsidiary Via Varejo and Casa Bahia Comercial Ltda. (“CB”), collectively “Committed Parties” and the Administrative Council for Economic Defense ("CADE") executed a Performance Commitment Agreement ("PCA") to approve the Association Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. Under the PCA, Via Varejo was required to sell 74 stores, located in 54 cities, distributed in six Brazilian states and the Federal District.

As required by the PCA, from October 2013 to January 2014, Via Varejo sold 42 stores, which was  approved by CADE in September and October 2014. The Company still awaits for certain precedent conditions in the sales and purchase agreements to be met, since this may influence the final selling price of these stores and the actual transfer of stores to buyers. The accounting effects related to the sale of the stores will be recognized when such precedent conditions are met. No losses are expected other than those already recognized in the financial statements.

Regarding the remaining 32 stores not sold, as required by the PCA, between May and June 2014, their activities were closed down and a fine of R$12 was paid.

CBD understands that the obligations under the PCA were fulfilled and it is waiting for the formal approval from CADE.

1.4.   Corporate restructuring

(i)             Acquisition of interest in Nova Pontocom

On October 17, 2013, Via Varejo sold 6.20% of Nova Pontocom’s capital stock to CBD by the amount of R$80, in cash.

On the same date, CBD acquired 1.95% interest in Nova Pontocom, which was held by noncontrolling shareholders, for the amount of R$25, of which R$7 was offset against balances due by these noncontrolling shareholders to CBD and R$18 was paid in cash. Once the transaction was completed, CBD was the holder of a 47.21% direct interest plus a 23.88% indirect interest in Nova Pontocom.

The abovementioned transactions were classified as “capital transaction” and their effects were recorded directly in equity attributable to controlling shareholders’, in the total amount of R$73 and in noncontrolling interests in the amount of R$24 (see note 26.9).

In addition to those transactions, on that same date, a new Nova Pontocom Shareholders Agreement was signed, whereby new corporate governance practices were established.

(ii)            E-commerce segment corporate restructuring

On June 4, 2014, the Boards of Directors of the CBD and Via Varejo approved the association of the e-commerce businesses developed by the companies through Nova Pontocom with the e-commerce business developed by the controlling shareholder Casino through Cdiscount S.A. and its subsidiaries and associates (“CDiscount”).

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

1.4.   Corporate restructuring

(ii)            E-commerce segment corporate restructuring

Special Committees implemented by the Boards to evaluate the transactions, delivered a favorable recommendation of implementation of the operation considering the following elements: (a) the commercial interests of the companies in the e-commerce activities will be preserved; and (b) the potential for value generation for the companies and their shareholders through the integration of the e-Commerce activities currently developed by Nova Potocom and CDiscount into a new entity named Cnova N.V. (“Cnova”) organized under the Netherlands laws.

The exchange of net assets between Nova Potocom and CDiscount was based on the fair value of these entities.

In July 24, 2014, the corporate restructuring was completed at Cnova level in the Netherlands, resulting in subsidiary Nova Pontocom giving 46.5% of the operational net assets, in exchange for 53.5% of interest in CDiscount.

The operational entities with important operations that the Company started consolidating as a result of this transaction are:

•         Cdiscount S.A.S.;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages.

The exchange of shares remained recorded at historical cost, since this transaction is out of the scope of IFRS 3 (R) “Business Combinations”, by involving entities under common control. The date of the first consolidation of these entities, whose control was acquired by the Company, was July 31, 2014.

The impact in the shareholders’ equity attributable to controlling shareholders as a result of the transaction is broke down as follow:

07.31.2014
Investment granted by the Company (represented by 46.5% of Nova Pontocom)	(23)
Investment received by the Company (represented by 53.5% of Cdiscount)	16
Net effect	(7)

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

1.4.   Corporate restructuring

(ii)            E-commerce segment corporate restructuring

The main assets and liabilities initially consolidated on July 31, 2014 were the following:

Cdiscount
Assets	07.31.2014
Current assets
Cash and cash equivalents	204
Trade receivables	272
Recoverable taxes	92
Inventories	510
Other current assets	16
Total current	1,094
Noncurrent
Taxes payable	41
Other noncurrent assets	5
Investments in associates	9
Property and equipment	30
Intangible assets	447
Total noncurrent	532
Total assets	1,626

Liabilities	07.31.2014
Current liabilities
Trade payables	1,097
Taxes and contributions payable	78
Related parties	312
Other payables	78
Total current liabilities	1,565
Noncurrent liabilities
Pension plan	5
Provisions	9
Other payables	8
Total noncurrent liabilities	22
Equity	30
Transactions with noncontrolling interests	9
Total equity	39
Total liabilities and equity	1,626

The effects of this transaction in the shareholders’ equity is detailed in note 26.9.

Additional information on the transaction terms, such as preservation of the existing rights, additional conditions and management decisions were disclosed in a material fact to the market on July 24, 2014.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

1.4.   Corporate restructuring

(iii)           Initial public offering of Cnova

In November and December 2014 Cnova, based in Netherlands, has concluded the initial public offering and additional offer. The proceeds received (net of transaction costs) of a result of this transaction were recorded in equity, since this is a transaction with non-controlling shareholders  and the Company kept the control over Cnova. The net impact in the shareholders’ equity as a result of this transaction was R$411, recognizing R$132 in the shareholders equity attributed to controlling shareholders and R$279 of non-controlling interest. Despite the Company has indirect and direct interest of 35.73% in Cnova N.V, the control of this subsidiary is exercised through Nova Pontocom that has 49.96% of interest and more than 50% of Cnova voting rights.

(iv)          Corporate restructuring and debt of Nova Pontocom

On December 2014, Nova Pontocom, a holding that had 100% of the entity Marneylectro S.A.R.L., indirect controlling entity of Cnova, paid part of its debt against CBD and Via Varejo delivering shares of the investee Marneylectro S.A.R.L., based on its market value. As this transaction was performed between entities under common control, all the related effects were recorded directly in shareholders’ equity (R$53 in the shareholders equity attributed to controlling shareholders and R$14 in noncontrolling interests).

(v)           Corporate restructuring of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd ("C-Asia"), which controls the subsidiaries of Cnova operating in Thailand and Vietnam, for an amount of R$52. This transaction resulted in the fact that the Cnova, acquired indirect control over C-Asia.

As this transaction was conducted between entities under common control, it was recorded at historical costs. The difference between the carrying amount of the net assets acquired and the consideration was recorded in the shareholders’ equity attributable to controlling interest (R$15) and non-controlling interest (R$21), as detailed in note 26.9.

Cash and cash equivalents at acquisition accounted for R$18.

1.5         Public offering of shares – Via Varejo

At December 27, 2013, the subsidiary Via Varejo concluded its  Secondary Public Offering of Share Certificates or Units (each Unit is comprised of one common share and two preferred shares). Considering the overallotment, a total amount of one hundred, twenty-three million, six hundred, ninety-six thousand, nine hundred, eighty-four (123,697) Units were offered, totaling R$2,845.

CBD sold a total amount of thirty-eight million, nine hundred, ninety-one thousand, four hundred, forty-one (38,991,441) Units for R$897, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds received, net of transaction costs, were recorded in equity, as this is a transaction with non-controlling shareholders and the Company kept the control over Via Varejo. The effect of income tax on capital gain and transaction costs was also recorded in the equity. The equity effect deriving from this transaction was R$199 and is detailed in note 26.9.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

1.     Corporate information – Continued

1.5  Public offering of shares – Via Varejo -- continued

Also pursuant to Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, the following cumulative conditions were observed: (i) Casas Bahia Group “CB Group” (represented by Messrs. Samuel Klein, Michael Klein and Mrs. Eva Lea Klein, and other entities) sold more than 23.64% of their shares representing Via Varejo’s capital stock; and (ii) Via Varejo’s total free float reached a level higher than 20% of total capital. As of the reporting date, CB Group holds 27.31% of shares representing Via Varejo’s capital and its free float reached 29.34% of total.

Accordingly, CB Group lost some rights, such as: (i) Mr. Michael Klein is no longer the Chairman of Via Varejo’s Board of Directors; (ii) CB Group’s agreement, in previous meeting, with Via Varejo’s vote at the shareholders’ meetings of its subsidiary Nova Pontocom or by members of Nova Pontocom’s Board of Directors, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) GPA’s call option; and (v) CB Group’s call option. In addition, pursuant to Clause 4.1.2 of the Shareholders’ Agreement, as its interest decreased, CB Group now appoints only two members for Via Varejo’s Board of Directors.

Transaction costs, totaling R$89, net of income tax, were fully paid by Via Varejo, pursuant to the terms of the Shareholders Agreement, and recorded directly in shareholders’ equity.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

2.     Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The consolidated financial statements are prepared in millions of Brazilian Reais (“R$”), which is also the functional currency of CBD.

The consolidated financial statements for the year ended December 31, 2014 were approved by the Board of Directors at April 29, 2015.

The Company has reclassified certain amounts in the consolidated statements of income for the years ended December 31, 2013 and 2012, presented for comparison purposes, to conform them to the reporting criteria adopted in the current period. The following reclassifications were made:

Balances at 2013	Published balance	GPA Malls – cost	GPA Malls – revenue	Reclassified balance
Net operating revenue	57,731	-	123	57,854
Cost of sales	(42,704)	(46)	-	(42,750)
Gross profit	15,027	(46)	123	15,104
Operating income (expenses)	(12,078)	46	(123)	(12,155)
Selling expenses	(9,180)	46	(123)	(9,257)

Balances at 2012	Published balance	GPA Malls – cost	GPA Malls – Revenue	Reclassified balance
Net operating revenue	50,924	-	92	51,016
Cost of sales	(37,168)	(42)	-	(37,210)
Gross profit	13,757	(42)	92	13,807
Operating income (expenses)	(10,887)	42	(92)	(10,937)
Selling Costs	(8,360)	42	(92)	(8,410)

The reclassification abovementioned refers to revenues and related costs of rentals of malls, which were previously recorded net as part of selling expenses and have been reclassified to “net operating revenue” and “cost of sales”. Such reclassification is due to the increase of malls activities in the Multivarejo segment and considering expected increase in future operation of  malls ("Conviva" trade name), resulting in better presentation of this activity in the financial statements.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation

3.1.   Interest in subsidiaries and associated companies:

	Direct and indirect equity interests - %
Companies	2014	2013
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10	10
Sé Supermercados Ltda. (“Sé”)	100	100
Sendas Distribuidora S.A. (“Sendas”)	100	100
Bellamar Empreend. e Participações Ltda.	100	100
GPA Malls & & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA Malls”)	100	100
PA Publicidade Ltda. (“PA Publicidade”) (**)	-	100
Vancouver Empreend. e Participações Ltda. (**)	-	100
CBD Holland B.V.	100	100
CBD Panamá Trading Corp.	100	100
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	100	100
Xantocarpa Participações Ltda. (“Xantocarpa”)	100	100
Vedra Empreend. e Participações S.A. (**)	-	100
Monte Tardeli Empreendimentos e Participações S.A. (**)	-	100
GPA 2 Empreend. e Participações Ltda.	100	100
GPA 4 Empreend. e Participações S.A. (**)	-	100
GPA 5 Empreend. e Participações S.A. (**)	-	100
GPA 6 Empreend. e Participações Ltda. (GPA Logística e Transporte Ltda.)	100	100
ECQD Participações Ltda. (**)	-	100
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda. (**)	-	100
Posto Ciara Ltda.	100	100
Auto Posto Império Ltda.	100	100
Auto Posto Duque Salim Maluf Ltda.	100	100
Auto Posto GPA Santo André Ltda.	100	100
Auto Posto Duque Lapa Ltda.	100	100
Duque Conveniências Ltda. (**)	-	100
Nova Pontocom Comércio Eletrônico S.A (“Nova Pontocom”) (*) (***))	71,4	71.4
CNova Comércio Eletrônico S/A (former Bruxellas Empreend. e Participações S.A.) (***)	35.7	100
Cnova N.V (***)	35.7	-
E-Hub Consult. Particip. e Com. S.A. (***)	71.4	71.4
CDiscount Group S.A.S. (***)	35.7	-
CDiscount Colombia S.A. (***)	18.2	-
C Distribution Asia Pte. Ltd (***)	21.4	-
C Distribution (Thaïland) Ltd (***)	15	-
C-Discount Vietnam Co Ltd (***)	17.1	-
Marneylectro B.V (***)	71.6	-
Marneylectro S.A.R.L (***)	71.6	-
Via Varejo S.A.(“Via Varejo”)	43.4	43.4
Nova Extra Eletro Comercial Ltda. (Átino Comunicação Ltda) (**)	-	43.4
Sabara S.A.(**)	-	43.4
Indústria de Móveis Bartira Ltda. (“Bartira”)	43.4	43.4
Ponto Frio Adm e Importação de Bens Ltda. (**)	-	43.4
PontoCred Negócio de Varejo Ltda.	43.4	43.4
Globex Adm e Serviços Ltda. (“GAS”)	43.4	43.4
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda. (**)	-	43.4
Lake Niassa Empreend. e Participações Ltda.	43.4	43.4
Globex Adm. Consórcio Ltda.	43.4	43.4
Nova Experiência PontoCom S.A.	71.4	71.4
Casas Bahia Contact Center Ltda. (“CBCC”) (****)	-	43.4

(*) Except for treasury shares.

(**) The change in equity interest refers to subsidiaries incorporated in 2014 without any effect in the consolidated financial statements.

(***) The change in equity interest refers to e-commerce corporate restructuring mentioned in the note 1.4.

(****) This subsidiary was sold and the realted gain recorded in other operating expenses, net note 29 (e).

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation – Continued

3.1.   Interest in subsidiaries and associated companies – Continued

Companies	2014	213
Associates
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	41.9	41.9
Banco Investcred Unibanco S.A. (“BINV”)	21.7	21.7
FIC Promotora de Vendas Ltda.	41.9	41.9
Financière MSR S.A.S.U (*)	35.7	-
E-Trend S.A.S. (*)	35.7	-
CDiscount International B.V. (*)	35.7	-
C-Discount Afrique S.A.S.U (*)	35.7	-

(*) The change in equity interest refers to Cnova N.V associate companies. See note 1 (1.4).

3.2.   Subsidiaries

In the consolidated financial statements, the Company consolidates all its subsidiaries and maintain noncontrolling interests in a separate line in shareholders’ equity.

The consolidated financial statements include the financial information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the consolidation process is based on the principles and concepts established by IFRS 10.

The subsidiaries’ financial statements are prepared as of the same reporting date and in accordance with the same accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated.

Gains or losses from changes in equity interests in subsidiaries that do not result in loss of control are directly recorded in shareholders’ equity.

Losses are attributable to noncontrolling interests, even if this results in a deficit balance.

The main direct or indirect subsidiaries included in the consolidation is as follows:

(i)    Novasoc

CBD has a 10% interest in Novasoc and controls 99.98% of its voting rights, under the Shareholders’ Agreement. Novasoc’s articles of association does not require its profit to be necessarily proportional to the interest held by the shareholders.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation – Continued

3.2.   Subsidiaries - continued

(ii)   Via Varejo

Via Varejo S.A., directly or through its subsidiaries (“Via Varejo”), operates in the consumer electronics, home appliance, mobile phones and furniture retail segments through “Casas Bahia” and “Ponto Frio” banners.

CBD holds 43.35% of Via Varejo’s total stock and 62.3% of its voting shares, controlling this subsidiary.

(iii)  Sé Supermercados and Sendas

CBD holds, directly or indirectly, 100% of Sendas’ the capital of these subsidiaries, which operate in the retail segment, mainly in the State of Rio de Janeiro and São Paulo.

(iv)  Barcelona and Xantocarpa

CBD holds direct or indirectly, 100% of these subsidiaries, which operate in the cash and carry segment.

(v)   GPA Malls

GPA Malls is responsible to manage and operate the GPA’s real estate activities, which includes management of strip malls and exploration of our properties.

(vi)  Nova Pontocom

Nova Pontocom is the holding of the e-commerce companies, selling to end customers through websites: www.extra.com.br, www.pontofrio.com.br, www.casasbahia.com.br, www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.Group During 2014, the Company performed certain corporate restructurings involving the e-commerce segment subsidiaries, which are detailed in note  (1.4).

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis for consolidation – Continued

3.3.   Associates – BINV and FIC

The accounting method used by the Company to measure and record the effects from its associates, which represent entities in which the Company has significant influence but does not have the control over their activities, is in accordance with the requirements of IAS 28, as follows:

•         Initial recognition of the investment is at cost or fair value, depending on the case, and its profit (loss) is accounted for under the equity method.

•         Changes recognized directly in the shareholders’ equity of an associate are recorded directly  in the statement of changes in shareholders’ equity.

•         Any unrealized gains or losses resulting from transactions between the Company and its associates are proportionately eliminated.

•         The associates’ financial statements are prepared as of the same reporting date as that of CBD and, when necessary, adjustments are made to conform to the Company’s accounting policies.

The Company’s investments in the associates FIC and BINV, entities engaged in financing sales directly to customers, result from an association with Banco Itaú Unibanco S.A. (“Itaú Unibanco”).

The Company has significant influence in FIC’s operating decisions through the Board of Directors of this associate.

FIC’s summarized consolidated financial statements are as follows:

	FIC - Consolidated
	2014	2013

Current assets	3,815	3,522
Noncurrent assets	35	32
Total assets	3,850	3,554

Current liabilities	2,963	2,827
Noncurrent liabilities	15	23
Shareholders’ equity	872	704
Total liabilities and equity	3,850	3,554

Income statement:	2014	2013
Revenues	1,025	895
Operating income	397	158
Net income for the year	220	88

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC should be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the GCompany assumes contractual rights to receive cash or other financial assets under contracts in which they are a party. Financial assets are derecognized when the rights to receive cash from the financial asset expire or had their risks and rewards substantially transferred to third parties. Assets and liabilities continue to be recognized when rights and/or obligations are retained in the transfer by the company.

Financial liabilities are recognized when the GCompany assumes contractual obligations to deliver cash or other financial assets to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

Financial instruments measured at amortized cost are subsequently measured at the effective interest rate (“EIR”). Interest income and expenses, inflation adjustments and exchange rate changes are recognized when incurred in the statement of income.

The Company evaluates monthly the estimates of loss due to financial assets, which were not received. An estimate of loss is recognized when there is objective evidence that the Company were not able to receive all amounts falling due on their due dates. For the calculation, the Company considers the history of losses, historical statistical data, aging list of receivables and an assessment of the likelihood of additional impairment of the portfolio, taking into account macroeconomic and market factors. When the collection of receivable is unlikely, their carrying amount and the respective estimate of loss are recognized in the statement of income. Subsequent recoveries are recognized, when incurred, in line item Selling expenses in the income statement for the year.

Note 19 provides additional information on financial instruments and details on how they are measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company within the scope of (IAS 39) are classified according to the purpose for which they were acquired or contracted, into the following categories: (i) financial assets measured at fair value through profit or loss (“FVTPL”); (ii) loans and receivables, and (iii) investments held to maturity. The Company determines the classification of their financial assets upon initial recognition.

Financial assets classified as at FVTPL are measured at fair value and the related transaction costs are recognized in the statement of income immediately on initial recognition. Loans and receivables are accounted for at amortized cost and the related transaction costs are included in the determination of effective interest rate.

Purchases or sales of financial assets that require assets to be delivered within a time frame established by regulations or market conventions (negotiations under usual conditions) are recognized on the trade date, that is, on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company include cash and cash equivalents, marketable securities, trade receivables, related parties receivables and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: assets acquired to be realized in the short term, which are measured at fair value as of each balance sheet date. Interest rates, inflation adjustments, exchange rate changes, and any changes on fair value measurements are recognized in the statement of income for the year as finance income or finance expenses, when incurred.

•          Loans and receivables: non-derivative financial assets with fixed or determinable payments, which are not quoted in an active market. After the initial recognition, they are measured at amortized cost using the effective interest method. Interest income, inflation adjustments and exchange rate changes, as applicable, are recognized in the statement of income as finance income or finance expenses, when incurred; and

Derecognition of financial assets

A financial asset (or, as applicable, part of a financial asset or part of a Company of similar financial assets) is derecognized when:

•          The rights to the cash flows from the asset expire; or

•          The Company transfers the financial assets and substantially all the risks and rewards of ownership of the assets to another party..

Company If the neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred assets, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a colletarized borrowing for the proceeds received.

Impairment of financial assets

At the end of the reporting periods, the Company evaluates if there is an indication of impairment of a financial asset or Company of financial assets. The impairment of a financial asset or Company of financial assets is only considered when there is an objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or Company of financial assets that can be reliably estimated.

The evidence of impairment may include indications that debtors (or Company of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as changes in late payment interest or economic conditions related to default.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

(i)      Financial assets – Continued

Impairment of financial assets

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The carrying amount of the assets decreases through the use of a provision and the impairment loss is recognized in the statement of income. Interest revenue is recorded in the financial statements as part of finance income, except the account receivable.Company

If, in a subsequent period, the impairment amount decreases and the reduction can be objectively associated to an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income. If a write-off is recovered subsequently, this recovery is also recognized in the statement of income.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as borrowings, financing or derivative financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at the initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of borrowings and financing, net of the related attributable transaction costs.

The Company’ financial liabilities include trade payables, borrowings and financing, debentures, finance of property, related parties payables, acquisition of noncontrolling interests and derivatives financial instruments.

Subsequent measurement

After initial recognition, interest-bearing borrowings and financing are subsequently measured at amortized cost using the effective interest rate method.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

(ii)            Financial liabilities – Continued

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another one from the same lender, under substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting financial instruments

Financial assets and financial liabilities are offset and stated net in the balance sheet only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

4.2.   Foreign currencies

Foreign-currency transactions are initially recognized at fair value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and monetary liabilities denominated in foreign currencies are translated into Brazilian reais according to the market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as finance income or finance expenses.

4.3.    Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses on changes in the fair value of derivatives are directly recorded in the statement of income.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply the hedge accounting and its objective and risk management strategy for contracting the hedging instrument. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.3.   Hedge accounting – Continued

For accounting purposes, these instruments are classified as fair value hedge when hedging the exposure to changes in the fair value of a recognized asset or liability.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as finance income (expenses). The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of income;

•       For fair value hedges relating to items accounted for at amortized cost, the adjustment to the carrying amount is amortized in profit or loss over the remaining term to maturity. The amortization of the effective interest rate may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk;

•       If the hedge item is derecognized, the unamortized fair value is immediately recognized in the statement of income; and

•       To calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI x exchange rates, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

       Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

4.5.   Trade receivables

Trade receivables are stated and maintained in the balance sheets at sales amount less an allowance for doubtful accounts, which is recorded based on historical losses and a risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest rate, less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the effective interest rate. The effective interest rate amortization is included in finance income (expenses), net in the statement of income. Impairment expenses are recognized in the statement of income in selling expenses.

At the end of each reporting period, the Company assess if the financial assets or Company of financial assets are impaired.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.5.   Trade receivables - Continued

Impairment of receivables are based on historical losses recorded over the last 24 months, in addition to an assessment of economic events, such as unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable and are written off from trade receivables when payments remain outstanding for more than 180 days.

4.6.   Inventories

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

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated for adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of income when the corresponding inventories are sold. They include purchase volume agreements (rebates), logistics services and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, when the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

4.8.   Present value adjustment of assets and liabilities

       Current monetary assets and monetary liabilities, when relevant, and long-term assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

       Implicit interest rates associated with said assets and liabilities are adjusted for appropriate recognition considering the effective interest method.

       Trade receivables related to installment sales are recorded at net present value and the corresponding interest income is recorded as part of net operating revenue.

       Other balance sheet accounts on which the present value adjustment is necessary are recorded in finance income (expenses).

4.9.   Impairment of non-financial assets

Impairment testing is required for the Company to accurately present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company activities.

The Company tests the recorded amounts of its property, equipment and intangible assets for impairment annually or whenever there is an internal or external evidence that assets may be impaired.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.9.   Impairment of non-financial assets - Continued

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

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

Impairment losses are recognized in the statement of income in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

4.10.Property, plant and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the acquisition cost of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of income as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.41%
IT processing equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and fixtures	10.21%
Vehicles	21.52%
Machinery and equipment	9.17%
Decoration	20.00%

Property and equipment items and any significant components are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write-off of the assets are included in the statement of income.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2014 with no significant changes.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.11.Capitalization of interest

Interest on loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed into operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investments properties

Investment properties (in our case represented by land and buildings rented to third parties) are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if is applicable

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also transferred when there is an intention to sell it and, in this case, it is classified as a non-current asset available for sale. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of income for the period in which the asset is written off.

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the statement of income, in which they were incurred, since they do not achieve the requirements for capitalization,

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

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

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount. Any gain or loss being recognized in the statement of income in the year when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies - Continued

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income tax and social contribution) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to the related accounting standard.

4.15.Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company rents equipments and commercial space, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary from five to twenty-five years.

Group as lessees

Finance lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between finance charges and reduction of lease liabilities to achieve a constant interest rate in the remaining balance of liabilities. Finance charges are recognized as an expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuilding follow the same rule.

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

Group as lessors

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

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.16.Provisions

Provisions are recognized when the Company has present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in the statement of income, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company’ policy is to make a provision when fees are incurred (i.e., upon final judgment on lawsuits) and the involved amounts related to lawsuits in progress are disclosed in note 23.

4.17.Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

4.18.Deferred revenue

The Company defers revenue related to amounts received from its business partners for the exclusivity intermediation services of additional or extended warranties, recognized in the statement of income as the evidences of the service to rendered to business partners are obtained.

4.19.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the amount paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any amounts received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.20.Share-based payment

       Employees (including senior executives) receive compensation in the form of share-based payment awards, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

Equity-settled share-based payments are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based trnsactions are set out in note 26.6

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

       Each year’s expenses or income represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

Where an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the award are immediately recognized in the statement of income. This includes any award whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grant on the date that it is granted, the cancelled grant and the new grant is treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 31).

4.21.Earnings per share

       Basic earnings per share is calculated based on the weighted average number of outstanding shares of each category during the year, including treasury shares.

Diluted earnings per share is calculated as follows:

•       numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•       denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’ shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.22.Income (expenses) recognition

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, and recorded net of  discounts, rebates, and related sales taxes and duties.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company have concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company operate as agents, and revenue is recognized on a net basis and others, which reflects the commission received from third parties. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from the sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company ceases to control or have responsibility for the goods sold and the economic benefits generated to the Company are probable. No revenue is recognized if its realization is uncertain.

b)    Rendering of services

Due to the Company’ actions as agents for extended warranty contracts, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized as part of net operating revenue when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Financial services revenues

As the activity of customer financing is an important part of the Company’ business, financial services revenues regarding trade receivables related to installment sales measured at amortized cost, are recorded as part of net operating revenue, using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrumentGroup.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.22.Income (expenses) recognition – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, except the customer financing interest, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the statement of income.

e)      Barter revenue

Revenues are recognized: (i) at fair value of the consideration received in the barter transaction, in the date that the transaction was concluded, (ii) upon delivery of the units sold by GPA Malls. The related cost of the units sold comprises the fair value of the barter transaction initially recognized.

f)       Returns and cancellations

Estimated returns and cancellations are recognized when sales revenue is incurred. These estimates are based on sales volumes and historical returns and cancellations data for each business segment. Revenue is recorded net of sales returns and cancellations.

(ii)    Cost of sales

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventories, depreciation and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company’, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, in addition to advertising campaigns for each segment in which the Company operates. The main media used by the Company are radio, television, newspapers and magazines. These expenses are recognized in the statement of income when incurred, net of amounts received from suppliers in cooperation agreements..

(iv)   General and administrative expenses

      General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, IT and financial areas.

(v)   Other operating income (expenses), net

      Other operating income and expenses correspond to the effects of major events occurring during the year that do not meet the definition for the other statement of income lines.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.22.Income (expenses) recognition – Continued

(vi)   Finance income (expenses)

Finance expenses include substantially all expenses generated by net debt and receivables sales during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on derecognition of financial assets, finance charges on lawsuits and taxes and interest charges on finance leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits and gains related to the measurement of derivatives at fair value.

4.23.Taxation

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 (two hundred and forty thousand Brazilian reais) for IRPJ, and 9% for CSLL

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences at the end of the reporting periods between the tax bases of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income tax and social contribution liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be used. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.23.Taxation – Continued

Deferred income tax and social contribution assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of income.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other taxes

Revenue from the sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

4.24.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred by the Company to the formers owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. For each business combination, the Company measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition-date and the effects recorded in the statement of income.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized in the statement of income.

Goodwill is initially measured as the excess of the sum of consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the statement of income as bargain purchase gain.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.24.Business combinations and goodwill - Continued

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill is allocated to the operating segment level that is expected to benefit from synergies of the combination.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit, which was maintained.

4.25. Corporate restructuring  under common control

Corporate restructurings under common control are recorded at historical cost. CompanyThe difference between the transaction and carrying amounts is recorded directly in equity, since these transactions do not qualify as business combination in the terms of IFRS 3.

4.26.Foreign currency translation

The financial statements are presented in millions of Brazilian reais, which is the functional currency of CBD (parent company)Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•  Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing rate;

•  Income statement and cash flow items are translated into reais using the average rate of the period unless significant variances occurs, when is used the rate of the transaction date

•  Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to the statement of income.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to the statement of income.

Foreign currency transactions (i.e. transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.27.Pension plan

a)     Defined contribution plan:

The pension plan, funded through payments to insurance companies, are classified as a defined contribution plan according to IAS 19. A defined contribution plan is a pension plan whereby an entity pays fixed contributions to a separate legal entity. The Company’ have no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

b)    Benefit contribution plan:

The defined benefit plan is granted only to employees of the subsidiaries headquartered in France, since its employees are eligible to a compensation to be paid in retirement. The French entities obligation is measured using the projected unit credit method based on the agreements effective in each Company. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted to the present value. The obligation is evaluated by independent actuaries, at least, annually for the employment termination benefit. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and historical adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All actuarial gains and losses arising on defined benefit plans are recognized in other comprehensive income.

The past service cost related to an increase in the obligation resulting from the introduction of, or changes to, benefit plans, is recognized as an expense on the period.

Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other finance income (expenses) (interest cost and expected return on plan assets).

Curtailments, settlements and past service costs are recognized in operating expenses or other finance income (expenses) depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation.

4.28.Customer loyalty programs

Customer loyalty programs are used by the Company to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company grant them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company estimate the fair value of the points granted according to the “Programa Mais” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations, the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) in products.

The Company recognize the points initially granted and the reversal of points expired under net operating revenue.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

5.     Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB  and standards issued but not yet effective

5.1.   Changes to IFRS and new interpretations or mandatory application starting in the current year

In the current year, the Company has applied amendments and new interpretations to IFRSs issued by IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2014.

The main changes are:

Statement	Description	Impact
Amendments to IFRS 10, IFRS 12 and IAS 27 - Investment Entities

These amendments define an “investment entity” and require that a reporting entity that falls under the definition of an investment entity does not consolidate its subsidiaries but measures its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

As the Company is not an investment entity (using the criteria defined by IFRS

10 from January 2014), the application of adjustments brought no impact on disclosures or in amounts recognized in the consolidated financial statements.

Amendments to IAS 32 - Presentation of Net Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements related to offsetting financial assets and financial liabilities. Specifically, the amendment clarifies the meaning of "legally enforceable right" to settle on a net basis” and “realize the asset and settle the liability simultaneously.

The Company assessed whether certain financial assets and financial liabilities are eligible for compensation based on the criteria of changes in the standard and concluded that no impact on the consolidated financial statements.

Amendments to IAS 36 – Impairment of Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable value of a cash-generating unit for which the goodwill based on future earnings or other intangible asset with indefinite intangible asset has been allocated when no reduction to the recoverable value of an asset or reversal of the reduction to the recoverable value relating to this cash-generating unit has occurred.

The application of these changes had no impact on the consolidated financial statements.
Amendments to IAS 39 - Novation of Derivatives and Hedge Accounting Continuity	The amendments to IAS 39 remove the requirement to discontinue hedge accounting when a derivative instrument designated as hedge instrument is novated under certain circumstances	As the Company has no derivative that has undergone a novated, the implementation of these changes did not have impact on disclosures or in amounts recognized in the consolidated financial statements.
IFRIC 21 – Levies

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. The interpretation defines ´taxes` and identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.

The application of this interpretation did not result in a material impact on the disclosures and amounts recognized in the annual financial statements

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

5.     Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective

5.2.   New or revised standards issued but not yet effective/adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Standard	Description	Applicable to annual periods beginning on or after
Annual improvements to IFRSs: 2010-2012 cycle

Changes to IFRS 2 – Definition of vesting conditions, market and performance, IFRS 3 – Describes changes in the measurement of contingent considerations, IFRS 8 – Requires disclosure of management’s judgment regarding the application of aggregation, IFRS 13 – Measurement of short term receivables and payables, IAS 16 and IAS 38 – Case of revaluation of assets and IAS 24 – Disclosure of entities providing management services;

07/01/2014
Annual improvements to IFRSs: 2012-2014 cycle

Changes to IFRS 5 – In situations where asset are held for sale or distribution, IFRS 7 – Clarification on whether a service agreement represents continued involvement with a transferred asset, IAS 9 – Considerations on the discount rate of the post-employment benefit and IAS 34.

01/01/2016
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The sale or contribution considered as a business (IFRS 3) must be recognized in the investor’s financial statements, and must be partially recognized in the statement of income when it is not considered as a business.

01/01/2016
IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2017
Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization	Determines that the use of depreciation and amortization using the revenue curve is inappropriate.	01/01/2016
Amendments to IFRS 11 – Accounting for acquisitions of interests in joint operations

Requires acquirers of interests in joint operations in which the activity of the joint operation constitutes a business (IFRS 3) to apply the entire Business Combination concept, except for interests that conflict with IFRS 11.

01/01/2016
Annual improvements to IFRSs: 2011-2013 cycle

Amendments to IFRS 1 - Defines the IFRS versions that can be used in first-time adoption, IFRS 3 – Establishes scope exemption for joint ventures, IFRS 13 – Clarifies the scope of portfolio exception in paragraph 52; IAS 40 – Clarifies the interrelationship between IFRS 3 and IAS 40 in certain cases.

07/01/2014
Amendments to IAS 19 – Defined Benefit Plan	Clarifies how contributions should be recognized as a reduction in the service cost;	07/01/2014

The Company continues to evaluate the impacts of the standards above.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, are expected to a significant impact Companyon consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

6.Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements:

6.1.   Finance lease commitments – the Company as a lessee

       The Company has entered into certain commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as finance lease.

6.2.   Impairment

According to the accounting policy disclosed in note 4.9, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2014 and concluded that there was not impairment loss to be recognized into financial statements.

To verify the recoverability of property and equipment, the Company has allocated the operating assets and intangible assets, including commercial rights directly attributable to the Cash Generating Units – CGU, which was define as the stores, and performed the following procedures:

•         Step 1: the Company compared the carrying amount of CGUs with a multiple of sales (15% to 30%), representing transactions between retail companies. For CGUs multiple-valued lower than the carrying amount, the Company performed a more detailed test, as described in Step 2;

•       Step 2: the Company estimated the discounted cash flow of CGU, using sales growth rate between 5.9% and 7.5% (6.6% and 6.7% as of December 31, 2013) for the next 5 years. The discount rate used was 11.4% (10.8% as of December 31, 2013).

For impairment purposes, goodwill acquired through business combinations and licenses with indefinite life was allocated to four cash generating units, which are also operating segments that disclose financial information, namely Retail, Home Appliances, Cash and Carry and E-commerce.

Segments’ recoverable value is calculated using the value in use based on estimated cash flow derived from financial budgets approved by senior management for the following three years. The discount rate before income tax on cash flow projections is 11.4% (10.8% as of December 31, 2013), and the cash flows exceeding three years are extrapolated using a growth rate of 6.7% (6.5% as of December 31, 2013). Based on this analysis, no impairment loss was identified.

“ASSAÍ” refers to cash and carry brand, and “PONTO FRIO” and “CASAS BAHIA” refer to home appliance brands. These brands were recorded due to the business combinations with companies that held right over them.

The carrying of these brands was tested for impairment based on the income approach methodology - relief from royalty, which consists of determining the asset value by measuring the fair value of future benefits. Given the brand’s indefinite useful life, the Company considered a perpetuity growth rate of 6.7% during the preparation of the discounted cash flow. The royalty rate used was 0.4% for “ASSAI” brand, 0.8% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

6.Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions - Continued

6.3.   Income taxes

       Given the nature and complexity of the Company business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's jurisdiction.

Deferred income tax and social contribution assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant management judgment is required to determine the amount of deferred income tax and social contribution assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

       The Group’ tax losses carryforward amounting to a tax benefit of R$354 as of December 31, 2014 (R$794 as of December 31, 2013). These losses do not expire; however, their use is limited by law to 30% of taxable income for each year.Group.

For details on taxes, see note 21.

6.4.   Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement IFRS 13, which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods, without deducting transaction costs. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the  and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable, when these inputs are not available judgment is required to determine the fair value, this judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions - Continued

6.5.   Share-based payments

The  measures the costs of transactions with employees eligible for share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 26.6.

6.6.   Provision for risks

The Company are parties to several proceedings at the judicial and administrative levels (see note 23). Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Group's management concluded that the provisions for tax, civil and labor claims are properly stated in the consolidated financial statements.

6.7.   Estimated losses in allowance for doubtful accounts

Subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which the estimate of losses is made based on the expected percentage of losses, obtained by analyzing the behavior of the portfolio over the past months and updated at each accounting closing procedure.

6.8.   Tax recoverable

The Company has recoverable tax credits related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The estimate of future recoverability of these tax credits is made based on the projections prepared by management, which considers operational issues and the consumption of the creditsCompany. For details, see note 11.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

7. Cash and cash equivalents

	2014	2013

Cash on hand and bank accounts	1,388	343

Cash equivalents:
Itaú BBA	1,400	779
Itaú – Fundo Delta	186	181
Banco do Brasil	2,752	1,426
Bradesco	1,438	2,051
Santander	995	996
CEF	992	732
Votorantim	593	439
Safra	1,076	645
Credit Agricole	156	363
BNP	66	279
Other(*)	107	133
	11,149	8,367

(*) Refers to overnight investments at the end of each month.

Cash equivalents as of December 31, 2014 and 2013 are substantially represented by certificated of deposits guaranteed and earn interest corresponds to 101.03% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

8. Trade receivables, net

	2014	2013

Credit card companies (note 8.1)	220	269
Sales vouchers	169	148
Consumer finance – CDCI (note 8.2)	2,475	2,249
Trade receivables from cash and carry customers	317	18
Accounts receivable from related parties (note 12)	28	-
Estimated losses in doubtful accounts (note 8.3)	(340)	(229)
Accounts receivables from suppliers	256	18
Other trade receivable	85	43
Current	3,210	2,516

Consumer finance – CDCI (note 8.2)	115	125
Estimated losses in doubtful debts (note 8.3)	(10)	(10)
Noncurrent	105	115

	3,315	2,631

8.1.   Credit card companies

The Company sells credit card receivables to banks or credit card companies in order to strengthen their working capital, without recourse or obligation related.

8.2.   Consumer finance – CDCI

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is substantially less than 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations (see note 18).

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

8. Trade receivables, net – Continued

8.3.   Estimated losses in doubtful accounts

	2014	2013

At the beginning of the year	(239)	(198)
Losses in the year	(518)	(476)
Reversal	494	435
Corporate restructuring (note 1.4)	(82)	-
Exchange rate variations	(5)	-
At the end of the year	(350)	(239)

Current	(340)	(229)
Noncurrent	(10)	(10)

Below is the breakdown of gross accounts receivable by maturity term:

			Past-due receivables
	Total	Current	<30 days	30-60 days	61-90 days	>90 days

2014	3,665	3,229	141	60	39	196
2013	2,870	2,566	163	57	36	48

9.   Other receivable

	2014	2013

Accounts receivable related to sale of fixed assets	45	55
Supplier receivables (note 9.2)	30	21
Advances to suppliers	11	29
Rental advances	14	13
Accounts receivable – Audax	13	13
Amounts to be reimbursed	145	108
Rental receivable	51	22
Accounts receivable - Paes Mendonça (note 9.1)	532	515
Accounts receivable from sales of companies (note 9.3)	54	49
Other	36	32
	931	857

Current	295	227
Noncurrent	636	630

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

9.   Other accounts receivable -- continued

9.1 Accounts receivable – Paes Mendonça

Accounts receivable from Paes Mendonça relate to amounts arising from payments made by the  related to contingent liabilities of subsidiaries Novasoc and Sendas. Pursuant to contractual agreement, these accounts receivable are monetarily restated by IGP-M (General Market Price Index) and guaranteed by commercial lease rights (“commercial rights”) of certain stores currently operated by CBD, Sé Supermercados, Novasoc, Sendas and Xantocarpa. The maturity of accounts receivable is linked to the lease agreements, which expire in May 10, 2015 and remained in noncurrent due to the possibility of conversion of guarantees in commercial rights.

9.2 Supplier receivables

Derive from the compliance with purchase volume, price protection, and as part of agreements defining the supplier’s participation in marketing and advertising expenses.

9.3 Accounts receivable from sales of companies

Accounts receivable related to the exercise by the counterparty of an option to buy gas stations. The original amount of this receivable was R$50; subsequently, monetarily restated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

10.  Inventories, net

	2014	2013

Stores (note 10.1)	4,089	3,597
Distribution centers (note 10.1)	4,402	2,836
Real estate inventories under construction (note 10.3)	172	172
Estimated losses on obsolescence and breakage (note 10.2)	(86)	(51)
Total	8,577	6,554

Current	8,405	6,382
Noncurrent	172	172

10.1.Bonuses in inventories and storage cost

The Company records bonuses received from suppliers and storage costs in the statement of income as a reduction of cost of sales, as the inventories that gave rise to the bonuses or storage costs are sold.

10.2.Estimated losses on obsolescence and breakage

	2014	2013

At the beginning of the year	(51)	(53)
Additions	(86)	(65)
Write-offs / reversal	58	67
E-commerce corporate restructuring	(7)	-
At the end of the year	(86)	(51)

10.3.Real estate inventories under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received as observed in comparable market transactions.

Barter revenue refers to the transaction whereby the Company gave lands in exchange of the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda. Barter revenue corresponds to the fair value of the land exchanged, net of its carrying amount. The apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. For the Figue project, the delivery will occur in February 2015 and for Classic e Carpe Diem (Bosque Maia Project) the delivery will occur between 36 and 48 months from November 11, 2012.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

11.  Recoverable taxes

	2014	2013
Current
State value-added tax on sales and services – ICMS (note 11.1)	591	769
Social Integration Program/ Contribution for Social Security Financing-PIS/COFINS	54	20
Income tax on financial investments	20	51
Income tax and social contribution	12	31
Social security contribution - INSS	-	31
Value-added tax recoverable - France	85	-
Other	46	6
Total current	808	908

Noncurrent
ICMS (note 11.1)	1,681	1,089
PIS/COFINS	308	254
INSS	147	86
Total noncurrent	2,136	1,429

Total noncurrent	2,944	2,337

11.1.ICMS expected realization is as follows:

Up to one year	591
2016	574
2017	545
2018	401
2019	112
2020	49
2,272

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system. Under this system, the prepayment of ICMS is made throughout the commercial supply chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State in which the transaction was originated. In these cases, the ICMS is fully owed thereto.

In order to supply its stores, the Company maintain warehouses strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (tax substitution system) already prepaid by suppliers of the Company, and then, goods are sent to locations in other States. Such interstate shipment gives right to the Company to refund prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to each State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the, which occurs in periods after these are generated.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

11.  Recoverable taxes – continued

Since the number of items traded, subject to tax substitution system, has been continuously increasing, the tax credits to be refunded by the Company have also grown.

The Company has been realizing these credits with an authorization for immediate offset with those debits due in view of its operations, under Special Tax Regime and other requirements related to the State rulings.

For recoverable tax credits, which cannot be offset immediately, management based on a technical feasibility study, understands that based on the projections of futures tax payables, these tax credits will be realized. These projections were prepared based on information derived from strategic plan report approved by Board of Directors.

The takes tax credits, every time that brings together legal, documentary and factual understanding of such credits that allow their recognition, including the estimation of recoverability. Such credits are recognized as a reduction of cost of goods sold. In 2014, among other credits, there was an unused credit by associate companies of R$302, in Via Varejo subsidiary. The elements that support the registration and utilization of such credit were obtained during current year.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

12.   Related parties

12.1.Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws, including members of the Board of Directors and the related support committees), Fiscal Council and Audit Committee remuneration recorded in the statement of income for the years ended December 31, 2014, 2013 and 2012, were as follows:

	Based salary			Variable compensation			Stock option plan			Total			% expense share basis payment

	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Board of directors (*)	4	7	8	-		-	-	-	-	4	7	8
Executive officers	56	19	17	20	19	23	6	12	21	82	44	61
Fiscal council	-	1	-	-	-	-	-	-	-	-	1	-
	60	26	25	20	19	23	6	12	21	86	52	69	7.0%	23.1%	30.4%

 (*) The compensation of the support committees of the Board of Directors (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line item.

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

12.  Related parties – continued

12.2.Sales, purchase of goods, services and other operations

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Purchases			Revenues (expenses)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2012	2014	2013	2012
Controlling shareholder
Casino (i)	-	-	-	3	2	1	104	-	-	-	-	(30)	(12)	(6)
Wilkes Participações (xi)	-	-	-	-	-	-	-	-	-	-	-	(3)	(2)	(3)
Euris	-	-	-	-	-	-	1	-	-	-	-	-	-	-
Associates
Casino France - Cash Pool (note 12.3)	-	-	-	-	-	-	50	-	-	-	-	-	-	-
Polca (note 12.3)	-	-	-	-	-	-	12	-	-	-	-	-	-	-
Other (note 12.3)	-	-	-	-	-	-	9	-	-	-	-	(1)	-	-
Cchez (note 12.3)	-	-	-	-	26	-	26	-	-	-	-	(22)	-	-
EMC (note 12.3)	-	-	-	-	-	-	15	-	-	-	-	(37)	-	-
BCG	-	-	-	-	-	-	-	-	-	-	-	(6)
Exito (note 12.3)	28	-	-	-	-	-	4	-	-	-	-	(35)	-	-
Big Thailandia (note 12.3)	-	-	-	-	-	-	-	-	-	-	-	(16)	-	-
Banque Casino (note 12.3)	-	-	-	-	-	-	-	-	-	-	-	24	-	-
Easydis (note 12.3)	-	-	-	-	55	-	-	-	-	-	-	(49)	-	-
FIC (iv)	-	-	8	-	9	13	14	9	-	-	-	8	15	19
Dunnhumby (xii)	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Joint operation							-							-
Indústria de Móveis Bartira Ltda. (ix)	-	-	-	-	-	-	-	-	-	438	449	-	-	-
Subtotal	28	-	8	3	92	14	235	9	-	438	449	(167)	-	9

Companhia Brasileira de Distribuição

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

12.  Related parties - continued

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Purchases			Revenues (expenses)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2012	2014	2013	2012
Other related parties
Grupo Diniz (iii) (*)	-	-	-	-	-	2	-	-	-	-	-	-	(15)	(19)
Globalbev Bebidas e Alimentos (*)	-	-	-	-	-	-	-	-	-	8	18	-	-	-
Globalfruit (*)	-	-	-	-	-	-	-	-	-	4	3	-	-	-
Bravo Café(*)	-	-	-	-	-	-	-	-	-	1	2	-	-	-
Casas Bahia Comercial Ltda (v)	-	-	263	134	-	-	26	24	-	-	-	(264)	(224)	(152)
Fazenda da Toca Ltda. (x) (*)	-	-	-	-	-	-	-	-	-	6	7	-	-	-
Sykué Geração Energia (vii)(*)	-	-	-	-	-	-	-	-	-	21	25	-	(1)	(2)
Indigo Distribuidora	-	-	-	-	-	-	-	-	-	3	3	-	-	-
Management of Nova Pontocom (vi)	-	-	38	34	-	-	-	-	-	-	-	3	3	3
Audax SP and RIO (viii)	-	-	-	-	-	-	-	-	-	-	-	-	(20)	(28)
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-		(6)	(8)	(30)
Other	-	-	4	1	-	1	-	-	-	-	1	-	-	-
Fundo Península (ii) (*)	-	-	-	-	-	-	-	-	-	-	-	-	(112)	(157)
Pão de Açúcar S.A. Indústria e Comércio (xiii) (*)	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(9)
Viaw Consultoria Ltda (xiv)	-	-	-	-	-	-	-	-	-	-	-	(3)	-	-
Habile Segurança e Vigilância Ltda	-	-	-	-	-	-	-	-	-	-	-	-	(7)	(8)
Assoc. Rec. Cult. Emp P.A	-	-	-	-	-	-	-	-	-	-	-	(1)	-	-
Subtotal	-	-	305	169	-	3	26	24	-	43	59	(271)	(385)	(402)
Total	28	-	313	172	92	17	261	33	-	481	508	(438)	(385)	(393)

(*) Balances were presented until the date of settlement, September 7, 2013, considering that they are no longer considered as related parties as per note 1.1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

12.  Related parties – Continued

12.2.Sales, purchases of goods, services and other operations – Continued

Transactions with related parties refer mainly to transactions between the Company and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

(i)              Casino: Technical Assistance Agreement, signed with Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2 million. This agreement was approved by the Extraordinary Shareholders’ Meeting held on August 16, 2005, terminated on August 1, 2014.

Cost Sharing Agreement, signed between with Casino on August 1, 2014, relates to expenses reimbursements incurred by Casino’s Company employees when rendering services to the . This agreement was approved by the Board of the Directors’ Meeting held on July 22, 2014.

Global Sourcing, cost reimbursement to Casino relating to Global sourcing agreements and costs reimbursement relating to Cnova’s IPO.

(ii)             Fundo Península: 62 real estate lease agreements. Due to the agreement described in note 1.1, since September 2013, Fundo Peninsula is no longer considered as a related party.

(iii)            Grupo Diniz: lease of 17 properties to the Company. Due to the agreement described in note 1.1, since September 2013, Grupo Diniz is no longer considered as a related party.

(iv)            FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) finance costs expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(v)             Casa Bahia Comercial Ltda: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between The Company and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain contingencies recognized that may be payable by Via Varejo as of June 30, 2010. Additionally CB has lease contracts of 312 properties between distribution centers, commercial buildings and administrative requirements under specific conditions with management of CB.

(vi)            Management of Nova Pontocom: in November 2010, within the context of the restructuring of  e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s Management an updated loan amounting to R$10 (as of December 31, 2013) and entered into exchange agreement in the updated amount of R$24 (as of December 2013), both maturing on January 8, 2018 and duly restated.

(vii)         Sykué Geração de Energia: acquisition of power in the free market to supply several of the  consumer units. Due to the agreement described in note 1.1., Sykué Geração de Energia no longer considered a related party since September 2013.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

12.  Related parties – Continued

12.2.Sales, purchases of goods, services and other operations – Continued

(viii)          Audax: loans to the soccer teams Audax SP and Audax RJ, in addition to the financial support in training professional athletes, the Company and third parties signed on September 14, 2013 a binding agreement to transfer definitively the maintenance and management of Audax SP and Audax RJ. The agreement contained for certain conditions precedents, which were met, and the definitive agreements were signed in November 2013. The remaining balance was reclassified to "Other receivables", as shown in note 9.

(ix)            Indústria de Móveis Bartira Ltda: amounts arising from infrastructure expenses and the purchase and sale of goods.

(x)             Fazenda da Toca Ltda: contract for the supply of organic eggs, conventional oranges and organic juices, etc. Due to the agreement described in note 1.1, Fazenda da Toca is no longer considered a related party since September 2013.

(xi)            Wilkes: commissions paid related to the  loan agreements in which Wilkes is a guarantor.

(xii)           Dunnhumby: information management service agreement. Since July 2013, the Company no longer holds a 2% interest in Dunnhumby and negotiates an operational agreement

(xiii)          Pão de Açúcar S.A. Indústria e Comércio: temporary equipment assignment agreement. Due to the agreement described in note 1.1, Pão de Açúcar S.A Indústria e Comércio is no longer considered a related party since September 2013.

(xiv)          Viaw Consultoria Ltda.: Company hired to render services in the managerial consulting area, as well as information technology area, in market conditions. The partner of Viaw is a member of the Company’s management.

12.3.Balances with associates in the Casino Group:

Companies that have been consolidated since July 31, 2014 composing the e-commerce business of Cdiscount have parts of balances related to other companies of the Casino Company in the amount of R$493 to pay and R$273 to receive, composed mainly of:

(i)      Casino: Cdiscount has loans to pay R$78 with Casino Guichard Perrachon, R$7 to pay the Big C Thailand and R$8 to other entities of the Casino Group, and R$6 to receive also the Company's entities loans Casino;

(ii)     Polca: Entity of Casino Group has centralized its cash operations according to the Cdiscount Group entities. This balance is paid by the EONIA (Euro Overnight Index Average), plus 0.25% per annum on the outstanding cash balance is in favor of Polca or Cdiscount. The remaining balance payable on December 31st, 2014 was R$220 and to receive R$210 receivable;

Cdiscount has in its balance of accounts payable the amount of R$180 related to transactions with Casino Group entities not consolidated in GPA, including Easydis - Group Logistics Company R$55, Distribution Casino France - Product Buy R$63, CChez vous - Delivery Home delivery R$26 EMC - Centralization of purchases R$15 Success - Product Purchase R$6 and R$15.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

12.  Related parties – Continued

12.1.Balances with associates in the Casino Group:

Additionally, Cdiscount has in its balance of accounts receivable of R$57 related to transactions with Casino Group entities not consolidated in GPA as, including: Success - Sale of Products - R$30 Distribution Casino France - Sale of Products R$13 IRTS - centralized negotiation with suppliers - R$7 and Other - R$7.

Related party expenses incurred at Cdiscount amount to R$178, and refer to: centralized purchases of products with EMC - R$37; purchase logistic products with EasyDis - R$49; freight with Cchez Vous - R$22; others R$12; bank fees BGC - R$6; purchase of goods with Exito Colombia - R$35 and purchase of goods with Big C Thailandia - R$16;

Related party revenue at Cdiscount with related parties amounted to R$45, and refers to IT services provided to other Group companies - R$1; sales of goods to Distribution Casino France -  R$10; reimbursed costs by Banque Groupe Casino SA - R$24, and others - R$10;

13.  Investments

	FIC	BINV	Other	Total
Balances at 2012	256	19	87	362
Share of profit of associates	47	-	-	47
Dividends receivable	(13)	-	-	(13)
Acquisition of Bartira (i)	-	-	(87)	(87)
Other	-	-	1	1
Balances at 2013	290	19	1	310
Share of profit (loss) of associates	109	2	(3)	108
Corporate restructuring (note 1.4)	-	-	9	9
Dividends receivable	(26)	-	-	(26)
Balances at 2014	373	21	7	401

(i)    Acquisition of Bartira

As mentioned on note 14, in 2013, the Company through its subsidiary Via Varejo exercised a purchase option to acquire the control of Bartira. As required by IFRS 3, the previously held interest was remeasured at fair value on the acquisition date through the discounted cash flow method, resulting in a gain in the amount of R$71, recognized in other operating income (expenses).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

14.  Business combinations

Business combinations are recorded according to the acquisition method in compliance with IFRS 3.

Until October 31, 2013, Via Varejo and CB were partners in Bartira, holding interests of 25% and 75%, respectively. Since the association between the Company and CB (November 1, 2010), the subsidiary Via Varejo held a purchase option to buy the other 75% of interest, which could be exercised between 3 and 6 years of association.

In 2013, this fair value option was calculated through the Black & Scholes method, using a volatility of 28% and a risk-free rate of 5.8% p.a., which resulted in a fair value of R$314 on the exercise date. Up to the exercise date, this option was recorded as financial instrument in the consolidated financial statements.

On October 31, 2013, the shareholders approved the exercise of option to purchase the remaining interest in Bartira (“Purchase Option”), followed by the submission to CB of the exercise notification on November 1, 2013. The quotas of Bartira’s capital stock were transferred on December 2, 2013. The price paid for the exercise of the purchase option on November 1, 2013 was R$212. After the transaction, Via Varejo holds Bartira’s entire capital stock.

As of the date of notification to CB, Via Varejo holds substantive rights on Bartira, and November 1, 2013 was defined as the of the business combination date.

Prior to the business combination, Via Varejo held a 25% interest in Bartira. The fair value of the previously held interest was measured at fair value on the acquisition date, as defined in IFRS 3 (R),  the fair value of interest was remeasured through the discounted cash flow method, and amounted to R$176. The fair value of remeasurement of the investment previously held, compared to the book value of the investment, resulted in a gain of R$71, presented in 2013 and recorded in “Other operating expenses and income”.

Thus, the consideration transferred for the execution of the business combination is determined by (i) the exercise price of the call option in the amount of R$212; (ii) the fair value of the call options held by the Company prior to the business combination in the amount of R$314; and (iii) the remeasurement at fair value of the investment previously held in the amount of R$176.

Below are the fair values of identifiable assets and liabilities acquired from Bartira on the business combination date:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

14.  Business combinations - Continued

	Preliminary 11.01.2013	Final 11.01.2014
Assets
Cash and cash equivalents	1	1
Inventories	51	46
Deferred tax income	4	-
Other	40	38
Property and equipment	139	139
Intangible assets	82	82
Acquired assets	317	306
Liabilities
Borrowings and financing	(19)	(19)
Materials and services	(62)	(62)
Contingencies	(119)	(118)
Deferred tax income	-	(12)
Other	(18)	(20)
Assumed liabilities	(218)	(231)
Net identifiable assets	99	75

Acquisition price	212	212
Call option fair value	314	314
Previous interest fair value	176	176
Goodwill	603	627

The main Intangible identified in Bartira business combination refers to:

(i)     Brands - R$46 - Related to "BARTIRA" brand, which was calculated using the method of "royalties", whose useful life is indefinite.

(i)     Contractual relationship (Rent on favorable terms) - R$36 million - related to favorable terms compared to the market in the rent of the property used as a manufacturing plant of Bartira. This asset will be amortized over the remaining term of 7-year contract.

Goodwill relating to the acquisition of Bartira control is supported by the strategic plan to ensure a continuous supply of furniture from an important player in this market. In addition, the acquisition also enabled the Company to (i) vertically integrate its retail furniture operations, (ii) benefit from Bartira’s low cost structure given its scale as one of the largest manufacturers in Latin America in terms of production volume, and (iii) maintain the significant operating efficiencies and synergies (including logistics, sales and administrative costs) developed through the historical relationship between Company and Bartira. The combined effects of these factors, in turn, enables Company to maintain relatively higher margins on the sales of furniture manufactured by Bartira and sold at Via Varejo’s stores. The future deductible portion of the goodwill will be R$157.

Furthermore, a replacement supplier for Bartira would be difficult to find in the local market and would negatively affect the furniture line of products that are traded by Via Varejo.

For purposes of the presentation of the consolidated statement of cash flow, the amount paid was deducted from the cash acquired. Thus, the amount recorded was R$212, less 75% of Bartira’s cash equivalent, totaling R$211. Goodwill on acquisition was fully allocated in the home appliance segment.

Subsequent measurement – finally allocation of the purchase price.

The acquisition of Bartira’s control was accounted for under the acquisition method, in accordance with IFRS 3(R). In compliance with this standard, in 2014 the Company concluded collecting the data and assessing the fair value of the net assets acquired on November 1, 2013, adjusting R$24, and, consequently increasing the goodwill on acquisition. The adjustments mainly refer to effects on measuring income tax and inventories on acquisition date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

15.  Property and equipment, net

	2012	Additions	Depreciation	Acquisition of subsidiary (*)	Write-offs	Transfers	2013	Additions	Depreciation	Write-offs	Sale of subsidiary (**)	Transfers	Corporate restructuring (***)	Exchange rates	2014
Land	1,265	142	-	-	(5)	10	1,412	38	-	-	-	(1)	-	-	1,449
Buildings	2,056	43	(66)	-	-	(16)	2,017	48	(66)	(1)	-	48	1	-	2,047
Leasehold improvements	2,243	370	(173)	-	(13)	360	2,787	274	(199)	(14)	-	334	-	-	3,182
Machinery and equipment	1,108	376	(231)	118	(45)	120	1,446	395	(275)	(23)	(1)	61	2	-	1,605
Facilities	285	55	(31)	3	-	14	326	72	(37)	(10)	(2)	17	14	1	381
Furniture and fixtures	494	140	(64)	-	(8)	(47)	515	139	(72)	(6)	(1)	3	11	1	509
Vehicles	230	15	(20)	1	(46)	(14)	166	13	(16)	(41)	(1)	-	-	-	121
Construction in progress	205	445	-	-	-	(450)	200	448	-	(2)	-	(489)	-	-	157
Other	80	36	(22)	-	-	(7)	87	30	(25)	-	-	(1)	2	-	93
Total	7,966	1,622	(607)	122	(117)	(30)	8,956	1,457	(690)	(97)	(5)	(28)	30	2	9,625

Finance lease:
Equipment	23	-	(2)	-	-	(1)	20	-	(4)	-	-	-	-	-	16
Hardware	79	-	(29)	-	(8)	1	43	-	(18)	-	-	1	-	-	26
Facilities	1	-	-	-	-	-	1	-	-	-	-	-	-	-	1
Furniture and fixtures	9	-	(1)	-	-	-	8	-	(1)	-	-	-	-	-	7
Vehicles	10	-	-	-	(7)	(2)	1	-	-	-	-	-	-	-	1
Buildings	26	-	(2)	-	-	-	24	-	(1)	-	-	-	-	-	23
	148	-	(34)	-	(15)	(2)	97	-	(24)	-	-	1	-	-	74
Total	8,114	1,622	(641)	122	(132)	(32)	9,053	1,457	(714)	(97)	(5)	(27)	30	2	9,699

(*) Refers to the acquisition of Bartira, as shown in note 14.

(**) Refers to the sale of CBCC, as shown in note 29 (e).

(***) Refers to the e-commerce corporate restructuring, as shown in note 1.4.

The net effect of the transfers columns in 2014 and 2013 are mainly due to transfer to intangible assets and investment properties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

15.    Property and equipment, net - Continued

	2014			2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,449	-	1,449	1,412	-	1,412
Buildings	3,013	(966)	2,047	2,922	(905)	2,017
Leasehold improvements	4,929	(1,747)	3,182	4,396	(1,609)	2,787
Machinery and equipment	3,191	(1,586)	1,605	2,809	(1,363)	1,446
Facilities	722	(341)	381	631	(305)	326
Furniture and fixtures	1,171	(581)	590	1,033	(518)	515
Vehicles	179	(58)	121	231	(65)	166
Construction in progress	157	-	157	200	-	200
Other	188	(95)	93	158	(71)	87
	14,999	(5,374)	9,625	13,792	(4,836)	8,956

Finance lease
Equipment	36	(20)	16	36	(16)	20
Hardware	174	(148)	26	183	(140)	43
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(8)	7	15	(7)	8
Vehicles	2	(1)	1	2	(1)	1
Buildings	44	(21)	23	43	(19)	24
	273	(199)	74	281	(184)	97
Total	15,272	(5,573)	9,699	14,073	(5,020)	9,053

15.1.   Guarantees

As of December 31, 2014 and 2013, the Company had collateralized property and equipment items for some legal claims, as disclosed in note 23.6.

15.2.   Capitalized borrowing costs

The amount of the borrowing costs capitalized during the year ended of December 31, 2014 was R$14 (R$25 as of December 31, 2013). The rate used to determine the borrowing costs eligible for capitalization was 105.3% (104.6% for the year ended December 31, 2013) of CDI, corresponding to the weight-average interest rate of the Company’s borrowings.

15.3.   Additions to property and equipment

	2014	2013

Additions (i)	1,457	1,622
Capitalized interest	(14)	(25)
Real estate - Additions (ii)	(289)	(129)
Real estate - Payments (ii)	225	188
Total	1,379	1,656

(i)     The additions made by the  are mainly related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

15.       Property and equipment, net - Continued

15.3.   Additions to the property and equipment - continued

(ii)            The additions to property and equipment above are presented to demonstrate the acquisitions during the year, in order to reconcile as shown as in the statement of cash flows and the total additions presented above.

15.4.   Other information

The Company recorded in cost of sales the amount of R$112 for the year ended December 31, 2014 (R$78 for the year ended December 31, 2013) referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to warehouses.

As of December 31, 2014, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in each of the Company’s segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 11.4% (10.8% as of December 31, 2013), before taxes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

16.  Intangible assets, net

	2012	Additions	Amor-tization	Acquisition of subsidiary (*)	Write-off	Transfers	2013	Additions	Amor-tization.	Sale of subsidiary (**)	Corporate re-organization (***)	Write-off	Transfers	Exchange rates	2014
Goodwill - cash and carry	362	-	-	-	-	-	362	-	-	-	-	-	-	-	362
Goodwill - home appliances	297	604	-	-	-	(5)	896	24	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747	-	-	-	-	-	-	-	747
Goodwill - e-commerce	-	-	-	-	-	-	-	-	-	-	236	-	2	16	254
Brand - cash and carry	39	-	-	-	-	-	39	-	-	-	-	-	-	-	39
Brand - home appliances	2,015		-	46	-	-	2,061	-	-	-	-	-	-	-	2,061
Brand - e-commerce	-	-	-	-	-	-	-	-	-	-	11	-	17	2	30
Commercial rights - home appliances	608	-	(8)	-	-	(24)	577	4	(6)	-	-	-	-	-	574
Commercial rights - retail	35	8	-	-	-	-	43	2	-	-	-	-	1	-	46
Commercial rights - cash and carry	10	19	-	-	-	-	29	5	-	-	-	-	-	-	34
Customer relationship - home appliances	12	-	(6)	-	-	-	6	-	(4)	-	-	-	-	-	2
Lease agreement –stores under advantageous condition	149	-	(47)	36	-	-	138	-	(41)	-	-	-	-	-	97
Advantageous furniture supply agreement	61	-	(61)	-	-	-	-	-	-	-	-	-	-	-	-
Contractual rights	-	-	-	-	-	-	-	187	(8)	-	-	-	-	-	179
Software	641	184	(97)	-	(1)	-	727	286	(146)	(1)	203	(4)	(65)	12	1,012
Software CL	-	81	(4)	-	-	-	77	25	(11)	-	-	-	-	-	91
Other	-	-	-	-	-	-	-	4	(1)	-	2	-	40	2	47
Total	4,976	896	(223)	82	(1)	(29)	5,701	537	(217)	(1)	452	(4)	(5)	32	6,495

(*) Refers to the acquisition of Bartira, as shown in  note 14.

(**) Refers to the sale of CBCC, as shown in note 29 (e)

(**) Refers to the e-commerce corporate restructuring, as disclosed in  note 1.4.

In 2013, the transfer column is impacted by the amount of R$28 on the goodwill and commercial rights home appliance, respectively, of the stores to be sold, as mentioned in note 1.3.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

16.  Intangible assets, net – Continued

	2014			2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry (note 16.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 16.1)	920	-	920	896	-	896
Goodwill - retail (note 16.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 16.1)	254	-	254	-	-	-
Brand - cash and carry (note 16.2)	39	-	39	39	-	39
Brand - home appliances (note 16.2)	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce (note 16.2)	30	-	30	-	-	-
Commercial rights - home appliances (note 16.5)	637	(63)	574	635	(59)	576
Commercial rights - retail (note 16.5)	46	-	46	43	-	43
Commercial rights - cash and carry (note 16.5)	34	-	34	29	-	29
Customer relationship - home appliances	34	(32)	2	34	(28)	6
Lease agreement under advantageous condition (note 16.4)	292	(195)	97	292	(154)	138
Advantageous furniture supply agreement (note 16.3)	-	-	-	221	(221)	-
Contractual rights	186	(7)	179	-	-	-
Software	1,621	(609)	1,012	1,093	(366)	727
Software CL	112	(21)	91	81	(4)	77
Other	58	(11)	43	-	-	-
	8,543	(2,048)	6,495	7,643	(1,942)	5,701

16.1.Impairment testing of goodwill and intangible assets

As of December 31, 2014, for impairment testing purposes, the goodwill acquired through business combinations, brands and commercial rights with indefinite useful lives were allocated to four Company of cash generating units, which are also operating segments that disclose information: retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by Board of Directors for the next three years. The discount rate before taxes applied to cash flow projections is 11.4% (10,8% as of December 31, 2013), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6.7% (6.4% as of December 31, 2013). Based on this analysis, no impairment loss was identified.

16.2.Brands

Brands substantially refer to “ASSAÍ”, “PONTO FRIO” and “CASAS BAHIA”.

The carrying amount was subject to impairment tests through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the brands, the Company considered a perpetual growth of 6.7% in the preparation of the discounted cash flow. The royalty rate used was 0.4% for “ASSAÍ”, 0.8% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

As a result of this analysis, no impairment loss was identified.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

16.  Intangible assets, net – Continued

16.3.Advantageous furniture supply agreement – Bartira

Prior to the acquisition of control of Bartira in 2013, Via Varejo had exclusive supply contract with Bartira. This contract present advantageous condition in the acquisition of furniture for resale compared the margins established in the sector. The amount was recorded at the business combination and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during the year 2013.

16.4.Lease agreement under advantageous condition

Refers to properties from Casa Bahia Comercial Ltda., comprised of stores, warehouses and buildings, which are subject to operating leases on advantageous terms with Via Varejo. Its measurement was performed by information on comparable transactions in the market, applying the "Income Approach" methodology. The assets were recognized because of the business combination between the Company   and Casa Bahia during 2010.

The useful life was defined as 10 years in accordance with the association agreement and the related lease terms. No impairment indicator was identified, since the market conditions has not deteriorated.

16.5.Commercial rights

Commercial rights are the right to operate the stores referred to acquired rights, or allocated on business combinations. Commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

16.6.Additions to intangible assets

	2014	2013

Additions	537	896
Goodwill (note 14)	(24)	(604)
Other payables	-	(17)
Payment of intangible added in prior year	5	-
Addition to intangible assets through finance leases	-	(82)
Total	518	193

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

17.    Trade payables, net

	2014	2013

Trade payables	13,437	8,833
Service suppliers	775	490
Rebates (note 17.1)	(890)	(776)
	13,322	8,547

17.1 Accounts receivable from vendors

Refer to bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers.

18.    Borrowings and financing

18.1.Debt breakdown

	Weighted average rate	2014	2013

Current
Debentures
Debentures, net (note 18.4)		2,672	1,245

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP (*) + 3.51 p.y.	89	82
BNDES (note 18.5)	3.74% p.y.	14	29
IBM	CDI - 0.71% p.y.	34	24
Working capital (i)	108.00% of CDI	3,493	3,357
Working capital	11.58% p.y.	213	191
Finance lease (note 24)		34	56
Swap contracts (note 18.6)	102.00% of CDI	(12)	(12)
Borrowing costs		(3)	(5)
		3,862	3,722
Foreign currency
Working capital	USD + 1.22% p.y.	56	294
Swap contracts (note 18.6)	105.46% of CDI	4	(89)
Borrowing costs		-	-
		60	205
Total current		6,594	5,172

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

18.  Loans and financing – Continued

18.1.Debt breakdown – Continued

Noncurrent	Weighted average rate	12.31.2014	12.31.2013

Debentures
Debentures, net (note 18.4)		896	2,599

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP + 3.60 p.y.	82	191
BNDES (note 18.5)	3.08% p.y.	57	10
IBM	CDI - 0.71% p.y.	74	96
Working capital (i)	107.36% of CDI	1,142	1,246
Working capital	TR (***) + 9.80 p.y.	21	-
Finance lease (note 24)	99% of CDI	229	199
Swap contracts (nota 18.6)		-	(12)
Borrowing costs		(6)	(6)
		1,599	1,724
Foreign currency
Working capital	USD + 1.88% p.y.	669	-
Swap contracts (note 18.6)	103.88% of CDI	(30)	-
		639	-
Total noncurrent		3,134	4,323

(i)             These balances include the amount of R$2,875 (R$2,867 as of December 31, 2013) of direct consumer finance (CDCI).

(*) Long- term interest rate – TJLP

(**) Interbank deposit certificates - CDI

(***) Benchamark  Reference Rate - TR

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

18.  Borrowings and financing – Continued

18.2.Changes in loans

At December 31, 2012	10,492
Additions	5,278
Accrued interest	919
Swap	(21)
Mark-to-market	2
Inflation adjustment and exchange rate changes	62
Borrowing cost	3
Interest paid	(721)
Repayments	(6,519)
Payment of derivative financial instruments	-
At December 31, 2013	9,495
Additions	6,780
Accrued interest	928
Swap	(17)
Mark-to-market	(3)
Inflation adjustment and exchange rate changes	55
Borrowing cost	9
Interest paid	(1,069)
Repayments	(6,500)
Payment of derivative financial instruments	50
At December 31, 2014	9,728

18.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year
2016	726
2017	1,135
2018	199
After 2019	1,084
Subtotal	3,144

Borrowing costs	(10)
Total	3,134

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

18.  Borrowings and financing – Continued

				Date
	Type	Issue Amount	Outstanding debentures	Issue	Maturity	Annual finance charges	Unit price	2014	2013
Parent Company
8th Issue – 1st series - CBD	No preference	500	-	12/15/09	12/15/14	109.5% of CDI	207	-	201
9th Issue – 1st series - CBD	No preference	610	-	1/5/11	1/5/14	107.75% of CDI	1,333	-	813
10th Issue – 1st series - CBD	No preference	800	80,000	12/29/11	6/29/15	108.5% of CDI	11	801	800
11th Issue – Single series - CBD	No preference	1,200	120,000	5/2/12	11/2/15	CDI + 1% p.y.	10	1,223	1,219
12th Issue – Single series - CBD	No preference	900	900,000	9/12/14	9/12/19	107.00% of CDI	1	930	-
Subsidiaries
3rd Issue – 1st series - Via Varejo	No preference	400	40,000	1/30/12	7/30/15	CDI + 1% p.y.	10	420	417
1st Issue – 1st series – Via Varejo	No preference	200	-	6/29/12	12/29/14	CDI + 0.72%	10	-	200
1st Issue – 2nd Series – Via Varejo	No preference	200	20,000	6/29/12	1/29/15	CDI + 0.72%	10	200	200

Borrowing cost								(6)	(6)
								3,568	3,844
Current liabilities								2,672	1,245
Noncurrent liabilities								896	2,599

18.4.Debentures

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

18.  Borrowings and financing – Continued

18.4.        Debentures – Continued

The Company uses the issuance of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and perform investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares. The debentures issued by Via Varejo are guaranteed by the CBD.

These debentures are amortized according to the following conditions: (i) payment only at maturity with annual remuneration (10th issue of CBD), (ii) payment only at maturity with semiannual remuneration (11th issue of CBD and 3rd issue of Via Varejo) and (iii) annual installments payments as of the 4th anniversary of the issue (12th issue of CBD) and semiannual payments.

The 10th, 11th and 12th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The third issues of Via Varejo can only be redeemed after 18 months.

The Company is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated interim financial information prepared in accordance with accounting practices adopted in Brazil, in the respective issuing entity as follows: (i) net debt (debt minus cash and cash equivalents and trade receivables) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3,25. As of December 31, 2014, the Company has complied with these ratios.

On September 12, 2014,CBD issued the 12th debenture in the amount of R$900 (Bradesco and Safra Banks) at the rate of 107% of CDI in the unit price of R$1,00, 60-month maturity in 2 installments (12/09/2018 and 12/09/2019) and interest will be paid semi-annually (March and September).

18.5  Guarantees

The  signed promissory notes and letters of credit as collateral for borrowings and financing from the BNDES.

18.6 Swap contracts

The  uses swap in all of funding in US dollars and fixed interest rate operations, to exchange these obligations for Brazilian Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2014 was 10.81% (8.06% in 2013).

18.7 New credit lines

The Company entered into an agreement to new credit lines in the amount of R$1,350. The agreements were made in accordance with market conditions and are effective for 2016 and 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.    Financial instruments

The  uses derivative financial instruments only for protecting identified risks, limited to 100% of these risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments recorded in the consolidated financial statements, by category, as the followings:

	Carrying amount
	2014	2013
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	11,149	8,367
Trade and other receivables	4,246	3,488
Related parties - assets (*)	313	172
Financial assets mensured at fair value through profit or loss
Marketable securities	-	24
Total of financial assets	15,708	12,051

Financial liabilities:
Other financial liabilities
Related parties - liabilities (*)	(261)	(33)
Trade payables	(13,322)	(8,547)
Financing for property	(90)	(48)
Acquisition of noncontrolling interests	(130)	(177)
Borrowings and financing	(8,809)	(8,937)
Financial liabilities mensured at fair value through profit or loss
Borrowings and financing, including derivatives	(919)	(558)
Total of financial liabilities	(23,531)	(18,300)

(*)Transactions with related parties refer mainly to transactions between the Company and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

The fair value of the financial instruments detailed in table above approximates of the related carrying amount based on the existing terms conditions. The financial instruments measured at amortized cost, which the related fair values differ from carrying amount are disclosed in note 19.3.

19.1.        Considerations on risk factors that may affect the business of the Company

The  adopts risk control policies and procedures, as outlined below:

(i)       Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the  adopts investment policies at financial institutions approved by the  Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are periodically updated (see note 7 for a list of financial institution).

•         Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the  sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets.

•         The  also has counterparty risk related to the derivative financial instruments; such risk is mitigated by the Company’s policy of carrying out transactions, according to policies approved by governance boards.

•         Consumer Finance (CDCI): sales are made through credit lines with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in the home appliance stores. In this type of sale, Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•         There are no amounts receivable that are individually higher than 5% of accounts receivable or sales, respectively.

(ii)      Interest rate risk

The Company raise borrowings and financing with major financial institutions for cash needs for investments and growth. As a result, the Company are mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)     Exchange rate risk

The Company are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company - Continued

(iv)    Capital management risk

The main objective of the Company’s  capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The  Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2014.

	2014	2013

Borrowings and financing	9,728	9,495
(-) Cash and cash equivalents	(11,149)	(8,367)
Net debt (cash)	(1,421)	1,128

Equity	14,482	12,712
Equity and net debt	13,061	13,840
Net indebtedness rate	(0.10)	0.09

(v)     Liquidity management risk

The Company  manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company  as of December 31, 2014 and December 31, 2013.

	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Borrowings and financing	4,076	4,046	2,465	1,784	46	19	6,587	5,849
Debentures	2,964	1,539	1,315	2,837	-	-	4,279	4,376
Derivatives	50	(97)	(36)	(14)	1	-	15	(111)
Finance for property	48	75	174	176	101	52	323	303
Trade payables	13,322	8,547	-	-	-	-	13,322	8,547
Acquisition of noncontrolling interests	73	69	71	142	-	-	144	211
Total	20,533	14,179	3,989	4,925	148	71	24,670	19,175

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company - Continued

(vi)    Derivative financial instruments

Certain swap transactions are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

As of December 31, 2014 the reference value of these contracts were R$842 (R$460 as of December 31, 2013). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by management.

According to the Company’s  treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts.

The Company’s  internal controls were designed to ensure that such transactions are conducted in compliance with this treasury policy.

The  Company evaluates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended December 31, 2014 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting according to IAS 39, the debt (hedged item), is also adjusted at fair value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company – Continued

 (vi)  Derivative financial instruments – Continued

		Notional value		Fair value
		2014	2013	2014	2013

Fair value hedge:
Purpose of hedge (debt)		842	460	959	680

Long position (buy)
Prefixed rate	11.58% p.y.	151	260	234	385
US$ + fixed	1.78% p.y.	691	200	732	294
		842	460	966	679
Short position (sell)
	CDI 102.53% p.y.	(842)	(460)	(928)	(565)
Net hedge position		-	-	38	113

Realized and unrealized gains and losses over these contracts during the year ended December 31, 2014 are recorded in finance income (expenses) and the balance payable at fair value is R$38 (R$114 at December 31, 2013), recorded as “Borrowings and financing”.

Fair value “hedge” effects recorded in the statement of income for the year ended December 31, 2014 were a gain of R$20 (R$54 for the year ended December 31, 2013).

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

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of the consolidation financial statements and the rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

The sensitivy analysis was developed for each type or market risk deemed as relevant by management.

According to the management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned in item (vi) above, which considers exchange rate weighted was R$3.17 on the due date, and the interest rate weighted was 12.91% per year. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 19.2 (ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)       Fair value hedge (fixed rate)

			Market projection
Operations	Risk	Balance at 12.31.2014	Scenario I	Scenario II	Scenario III

Debt at fixed rate		(234)	(290)	(290)	(290)
Swap (long position in fixed rate)		234	290	290	290
	Net effect	-	-	-	-

Swap (short position in CDI)	CDI increase	(221)	(294)	(328)	(372)

Total net effect (loss)			(73)	(107)	(151)

(ii)      Fair value hedge (exchange rate)

			Market projection
Operations	Risk	Balance at 12.31.2014	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(726)	(928)	(1,160)	(1,392)
Swap (long position in US$)		732	934	1,168	1,401
	Net effect	6	6	8	9

Swap (short position in CDI)	CDI increase	(706)	(920)	(972)	(1,026)

Estimated financial liabilities		(700)	(914)	(964)	(1,017)

Total net effect (loss)			(215)	(265)	(318)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

(iii)     Other financial instruments

			Market projection
Operations	Risk (CDI decrease)	Balance at 12.31.2014	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1% p.y.	(1,223)	(1,378)	(1,343)	(1,307)
Debentures	107.83% of CDI	(1,731)	(2,080)	(2,026)	(1,972)
Debentures - Via Varejo	100% CDI + 0.8% p.y.	(620)	(697)	(679)	(661)
Bank loans – CDB	106.25% of CDI	(1,739)	(2,062)	(2,008)	(1,955)
Leases	100.09% of CDI	(207)	(231)	(225)	(219)
Leases	IGP-DI (*8) + 6% p.y?	(30)	(37)	(35)	(34)
Leases – Via Varejo	95% CDI	(26)	(28)	(27)	(26)
Bank loans – Via Varejo	109.43% of CDI	(2,990)	(3,633)	(3,539)	(3,444)
Total borrowings and financing exposure		(8,566)	(10,145)	(9,882)	(9,618)

Cash and cash equivalents	100.66% do CDI (*)	11,149	12,568	12,242	11,916
Net exposure		2,583	2,423	2,360	2,298
Net effect - loss			(160)	(223)	(285)
(*) weighted average
(**) IGP – General price index

19.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at amortized cost when the related fair value differs from carrying amount as required by IFRS13, which are those referring concept from evaluation and requirements of disclosure. As mentioned in note 19.1, except for borrowings and financing included in the table below, the fair value of the financial instruments held by the Company approximates of its carrying amount based on the exiting terms conditions.

The table below represents the hierarchy of fair value of financial assets and liabilities recorded at fair value and of financial instruments measured at amortized cost, which the fair value is disclosed in the consolidated financial statements:

	Carrying Amount 12.31.2014	Fair value 12.31.2014	Hierarchy of fair value measurement at the end of the reporting period adopting other observable relevant assumptions

Financial instruments measured at fair value through profit/loss:
Cross-currency interest rate swaps	26	26	Level 2
Interest rate swaps	12	12	Level 2
Borrowings and financing	(957)	(957)	Level 2
Financial instruments measured at amortized cost, which the related fair value is disclosued.
Borrowings and financing	(5,241)	(5,304)	Level 2

There were no changes between the fair value measurements levels in the year ended December 31, 2014.

Foreign exchange and interest rate swaps and borrowings and financing are classified on level 2, since the fair value of such financial instruments was determined based on readily observable market inputs, including expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

19.  Financial instruments – Continued

19.4.Consolidated position of operations with derivatives financial instruments

Below is the consolidated position of outstanding derivative financial instruments transactions:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value (in millions)	Contracting date	Maturity	2014	2013	2014	2013

Exchange swaps
registered with Cetip (*)
(US$ x CDI)	Citibank	US$ 40	2/13/2012	2/13/2014	-	13	-	14
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	16	-	11	-
	Itaú Unibanco	US$ 100	5/5/2011	4/16/2014	-	73	-	76
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	14	-	11	-
	Citibank	US$ 16	10/14/2014	10/14/2015	3	-	2	-
	Mizuho	US$ 50	10/31/2014	10/31/2017	8	-	4	-
	Citibank	US$ 85	11/21/2014	11/21/2016	3	-	(4)	-
	Citibank	US$ 50	10/14/2014	10/14/2015	1	-	1	-

Interest rate swap
registered with Cetip	Banco do Brasil	R$130	6/28/2010	6/6/2014	-	12	-	12
(fixed rate x CDI)	Banco do Brasil	R$130	6/28/2010	6/2/2015	13	11	12	11
	Itaú BBA	R$21	11/11/2014	11/5/2026	1	-	1	-
					59	109	38	113

(*) Clearing House for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

20.  Taxes and contribution payable and taxes payable in installments

	2014	2013

PIS and COFINS payable	360	368
Provision for income tax and social contribution	161	167
ICMS payable	153	227
Other	118	63
	792	825

Taxes payable in installments - Law 11941/09 (i)	680	1,188
INSS	-	13
Other	12	16
	692	1,217

Current	867	969
Noncurrent	617	1,073

(i)     Taxes payable in installments (Law 11941/09) - Law 11941, was enacted on May 27, 2009, establishing a special federal taxes and social security debt installment program for debts overdue until November 2008, granted certain benefits to taxpayers, including reduction of penalties, interest and legal charges. This program allows taxpayers to use tax loss carryforwards to settle penalties and interest. Additionally, such program allows taxpayers to pay the debt in 180-month term and use the restricted deposits to reduce the debt balance. During 2014, Law 12996/14 was enacted, allowing taxpayers to use tax loss carryforward to settle 70% of the remaining debt balance. Therefore, management settled certain debts in the amount of R$366, (R$256 - using tax loss carryforward and and  R$97 paid in cash).

(ii)    Maturity structure of taxes in the noncurrent liabilities will occur as follows

In

2016	74
2017	74
2018	71
2019	70
After 2019	328
617

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

21.  Income tax and social contribution

21.1.     Income tax and social contribution expenses reconciliation

	2014	2013	2012

Profit before income tax and social contribution	2,496	1,756	1,676
Income tax and social contribution at the notional rate	(749)	(526)	(503)
of 25% for the CBD and 34% for its subsidiaries (*)	-	-
Tax penalties	(2)	(5)	(5)
Credit recovery/reversal	-	-	(17)
Share of profit of associates	32	14	3
Reversal of deferred income tax and social contribution and other tax credits (**)	-	124	-
Other permanent differences (nondeductible)	(17)	33	2
Effective income tax and social contribution	(736)	(360)	(520)

Income tax and social contribution for the year:
Current	(514)	(269)	(327)
Deferred	(222)	(91)	(193)
Income tax and social contribution expenses	(736)	(360)	(520)
Effective rate	29.49%	20.50%	31.01%

(*) Based on a final and unappealable court decision in the past, CBD does not pay social contribution (9%).

(**) Refers mainly to deferred taxes on Bartira call option, which occurred with the option exercise in October 2013, since such option is no lonfger a financial instrument, after the acquisition of Bartira (see note 14).

21.2.     Breakdown of deferred income tax and social contribution

	2014	2013

Tax losses carryforward	354	794
Provision for risks	346	302
Provision for derivative transactions taxed on a cash basis	(10)	6
Estimate losses on doubtful accounts	94	82
Provision for current expenses	63	64
Goodwill tax amortization	(469)	(396)
Present value adjustment	(6)	(1)
Lease adjustment	(95)	(75)
Mark-to-market adjustment	(2)	1
Fair value of assets acquired in business combinations	(790)	(808)
Technological innovation – future realization	(21)	(21)
Depreciation of fixed assets as per tax rates	(124)	(90)
Other	18	32
Deferred income tax and social contribution	(642)	(110)

Noncurrent assets	491	951
Noncurrent liabilities	(1,133)	(1,061)
Deferred income tax and social contribution	(642)	(110)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

21.  Income tax and social contribution – Continued

21.2.Breakdown of deferred income tax and social contribution – Continued

Management has prepared an analysis on the future recoverability of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This analysis was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company’s  management estimates to recover deferred tax assets, as follows:

Year	Amount

2016	346
2017	113
2018	19
2019	13
491

21.3.Changes in deferred income tax and social contribution

	2014	2013
At the beginning of the year	(110)	(55)
Expense in the year	(222)	(91)
Corporate restructuring	41	-
Exchange rate changes	4	-
Payment of taxes payable in installments and other fiscal obligations	(379)	-
Other	24	36
At the end of the year	(642)	(110)

22.  Acquisition of noncontrolling interests

	2014	2013

Acquisition of interest in Assaí (a)	6	6
Acquisition of interest in Sendas (b)	124	171
	130	177

Current liabilities	73	69
Noncurrent liabilities	57	108

(a)    Refers to accounts payable due to the acquisition of a noncontrolling interest in Assaí, a subsidiary that operates in the “cash and carry” segmentCompany.

(b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital for the total amount of R$377. As of December 31, 2014, two annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

23.    Provision for risks

The provision for risks is evaluated and estimated by Group’s management, supported by its internal and external legal counsels. The provision was recognized to cover losses assessed as probable risks:

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	87	365	191	131	774
Additions	191	11	160	91	453
Payments	(15)	(6)	(48)	(13)	(82)
Reversals	(57)	(37)	(47)	(64)	(205)
Inflation adjustment	16	13	28	30	87
Acquisition of subsidiaries (note 14)	8	99	13	-	120
Transfers	42	(42)	-	-	-
Balance at December 31, 2013	272	403	297	175	1,147

Additions	53	173	297	195	718
Payments	-	(4)	(64)	(48)	(116)
Reversals	(47)	(2)	(66)	(141)	(256)
Inflation adjustment	12	16	57	48	133
Transfers	-	-	-	2	2
Payment under amnesty program	(211)	(85)	-	-	(296)
Corporate restructuring (note 1.4)	-	8	3	-	11
Exchange rate changes	-	1	-	-	1
Balance at December 31, 2014	79	510	524	231	1,344

23.1.Taxes

As per prevailing legislation, tax claims are monetary indexed, which refers to a monthly adjustment for provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main tax claims for which a provision was recognized are as follows:

COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company has challenged the right to deduct ICMS from the base of these two contributions. The provision recognized as of December 31, 2014 totals R$72 (R$92 as of December 31, 2013). The reduction is due to the change in the likelihood of losses (from “probable” to “possible”) related to offsetting of PIS/COFINS tax debts against Federal VAT – Inputs (IPI) credits subject to a zero tax rate or tax-exempt – acquired from third parties (transferred based on a final and unappealable decision).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

23.  Provision for risks – Continued

23.1   Taxes -- continued

COFINS and PIS -- continued

The Company  challenged offsets of Finsocial, COFINS and PIS, which our legal counsel assesses as probable loss in 2013 and, as of September 30, 2014, the balance was settled based on the amnesty benefits granted by Law 12996/14 (R$173 as of December 31, 2013).

Taxes and other

Taxes

The Company has tax claims, which after analysis of its legal counsels, were deemed as probable losses; therefore, accrued in the consolidated financial statements. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforwards, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

The amount recorded in the balance sheet as of December 31, 2014 is R$108 (R$100 at December 31, 2013).

The Supreme Court ("STF") on October 16, 2014, decided that the taxpayers whose trade products included in the “basic consumer products basket” have no right to fully use the ICMS credits. The Company, with the aid of its legal advisors, evaluated and recorded a provision for this matter amounting to R$147 as of December 31, 2014, due to the fact that the lilekyhood of loss related this claim is considered “probable”. The amounts accrued represent the best management´s estimation of the probable losses.

In addition, the Company  discusses in the court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2014 is R$48 (R$39 as of December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

23.  Provision for risks – Continued

23.1         Taxes -- continued

Taxes and other -- Continued

Tax contingent liabilities on price purchase allocation on business combination

Provisions for tax contingent liabilities were recorded as a result of Via Varejo’s business combinations, and as of December 31, 2014, the amount recorded was R$87 (R$165 at December 31, 2013) in tax contingent liabilities, and reduction is due to payments made in connection with the amnesty program granted by law 12.996/14. These accrued claims refer to administrative court claims related to the off set of fiscal debts with credits over coffee export.

Contingencies Bartira

In line with the business combination of Bartira, occurred in 2013, tax contingent liabilities were evaluated and recorded; the main contingencies  relates to possible failure supporting documentation of transactions, totaling R$106 between income tax and social contribution, PIS, COFINS and ICMS, and the total contingent liabilities amounted to R$118 (remaining amount of R$12 refers to labor risks).

Amnesty program

Law 12.996/2014 amended by Provisional measure - MP 651, introduced interest reduction benefits and penalties for anticipated payments of litigations and taxes in installments on federal debts. The Company understands is reasonable to enroll the Amnesty program to pay part of its debts, utilizing also part of the deferred income tax over tax losses carryforward to offset it.

There was a reduction of the provision for risks in the amount of R$296. The gain, net of other negative effects, in the amout of 23, is shown in note 29.

23.2.Labor

The Company is party to several lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2014, the  recorded a provision of R$524 (R$297 as of December 31, 2013) referring to potential risks of losses on labor lawsuits. Management, assisted by its legal counsel, evaluates these claims recording provision for losses when reasonably estimable, based on experiences in relation to the amounts claimed. Labor claims are indexed to benchmark interest rate (“TR”) 0.86% as of December 31, 2014 (0.19% as of December 31, 2013) plus a 1% monthly interest rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

23.  Provision for risks – Continued

23.3.Civil and other

The Company is part in civil claims, at several court levels (indemnities and collections, among others). The Company’s management recorded provisions to cover unfavorable court decisions, supported by evaluation of its internal and external legal advisors when the likelihood of losses are considered as “probable”.

Among these lawsuits, we point out the following:

•       The Company is part in several lawsuits in which it requests the renewals of lease agreements and the review of the current amount of lease payment. The Company recognizes a provision for the difference between the amount originally paid to rent stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors evaluated a possibility to change the lease amount. At December 31, 2014, the amount accrued for these lawsuits is R$55 (R$43 at December 31, 2013), to which there are no restricted deposits.

•       Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON (Consumer Protection Agency) and lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$86 at December 31, 2014 (R$69 at December 31, 2013).

Total civil actions and other at December 31, 2014 is R$231 (R$175 at December 31, 2013).

23.4.Other non-accrued contingent liabilities

The Company has other litigations, which have been analyzed by the legal counsels the related likelihood of losses were deemed as possible (not probable); therefore, they have not been accrued, amounting to R$8,552 at December 31, 2014 (R$7,630 at December 31, 2013), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the likelihood of loss, considered as possible, corresponds to R$318 at December 31, 2014 (R$283 at December 31, 2013). The proceedings are under administrative and judicial court discussion.

•     IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. The claims await administrative and judicial ruling. The amount involved is R$1,368 as of December 31, 2014 (R$1,297 as of December 31, 2013).

Among those claims, a specific tax assessment notice is questioning a difference in the payment of income tax, allegedly due over goodwill amortization resulting in the transaction between Abilio Diniz and Casino in relation to years 2007-2011. The amount involved (and included in the paragraph above) is R$ 692 as of December 31, 2014 (R$ 637 as of December 31, 2013), classified as possible. There are another part of the same tax notice classified as remote.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

23.  Provision for risks – Continued

23.4.Other non-accrued contingent liabilities – Continued

•        Cofins, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged about offset Cofins and PIS against IPI credits submitted to zero rate – raw material with reduced tax rate or free rate – acquired from third parties with a final decision, other compensation order, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$921 as of December 31, 2014 (R$982 as of December 31, 2013).

•       ICMS – the Company received tax assessment notices by the State tax authorities regarding: (i) on the appropriation of credits on electricity expenses; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT 17 (accessory obligation) of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; and (viii) among others, not relevant. The total amount of these assessments is R$5,087 as of December 31, 2014 (R$4,032 as of December 31, 2013), which await a final decision in the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$353 as of December 31, 2014 (R$339 as of December 31, 2013) and await administrative and court decisions.

•       Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company plead the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many States), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$505 as of December 31, 2014 (R$697 as of December 31, 2013).

The  Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage over the amount on favorable final decision. This percentage may vary according to qualitative and quantitative factors of each claim, negotiated individually with external lawyers, and as of December 31, 2014, the estimated amount, in case of success, is approximately R$122 (R$109 as of December 31,2013).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

23.  Provision for risks – Continued

23.5.Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as collateral deposits related to tax, civil and labor litigations under court analysis.

The  Company has recorded restricted deposits in assets.

Lawsuits	2014	2013

Tax	163	145
Labor	612	568
Civil and other	82	102
Total	857	815

23.6.Guarantees given to support lawsuit discussions

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	843	-	6,596	7,439
Labor	7	3	59	69
Civil and other	10	1	1,193	1,204
Total	860	4	7,848	8,712

The cost of guarantees is approximately 0.5% of the involved amount of the lawsuits and is recorded by the passage of time.

23.7.Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

In November 2013, Provisional Measure (MP) 627 was issued, introducing changes in the tax rules and eliminating the Transitional Tax System (RTT), converted in law 12973 in May 2014. The Company, supported by external advisors, analyzed the provisions introduced by law 12973/14 and normative instruction from Federal Revenue Service - IN 1492, the implications of early option exercise and the impacts in the financial statements for the fiscal year ended December 31, 2014, concluding that there are no material effects to be recorded.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

24.    Lease transactions

24.1.Operating lease

(i)        Non-cancelable minimum payments

	2014	2013

Up to 1 year	18	18
1 to 5 years	69	69
Over 5 years	49	66
	136	153

Refers to non-cancellable rental agreements on the due date. The operating leasing agreements vary from five to twenty years and in the table above are presented the non-cancelable agreements. There are other operating leasing agreements that the Company management classifies as cancelable, whose expenses are recorded in the statement of income by the passage of time. The total annual amounting recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on agreements termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from one to 12 months of rental or a fixed percentage over the remaining agreement.

	12.31.2014	12.31.2013
Minimum rental payments:
Minimum payment on the termination date	769	685

Total	769	685

(iii)       Contingent payments

Management considers additional rental payments as contingent payments, which may vary between 0.5% and 2.5% of sales.

	12.31.2014	12.31.2013

Contingent payments recognized as expense in the year	628	501
Noncontingent payments	916	686
Sublease rentals(*)	(168)	(164)

(*) Refers to lease agreements receivable from commercial shopping malls.

(iv)      Clauses with renewal or adjustment option

The lease term varies between five and twenty-five years and the agreements may be renewed according to Rental Law 12122/10. The agreements are periodically adjusted based on inflation rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

24.  Lease transactions – Continued

24.2.Finance leases

Finance leases amounted to R$263 as of December 31, 2014 (R$255 as of December 31, 2013), according to the chart below:

	2014	2013

Finance lease liability – minimum lease payments:
Up to 1 year	34	56
1 - 5 years	133	143
Over 5 years	96	56
Present value of finance lease agreements	263	255

Future finance charges	60	48
Gross amount of finance lease agreements	323	303

25.    Deferred revenue

The Company received in advance amounts from business partners on exclusivity in the intermediation of services and additional or extended warranties, in addition to advances related to the rental of backlights for the exhibition of products from its suppliers.

	2014	2013

Additional or extended warranties (note 25.1)	859	472
Bradesco agreement	25	11
Barter agreement	70	50
Investments in media	48	-
Back lights	28	38
Other	18	-
	1,048	571

Current	214	115
Noncurrent	834	456

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

25.  Deferred revenue - Continued

25.1.   Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, Via Varejo entered into new agreements with Zurich for the sale of extended warranty at Casas Bahia and Ponto Frio stores. These agreements are effective for up to eight years. On October 1, 2014, the precedent conditions included in the agreements were concluded.

Via Varejo received R$850 as up-front fee for sale of warranty insurance, of which R$150 was received in September 2014 and R$700 in October 2014.

Also in September 2014, the former extended warranty insurance provider was duly notified of the early termination of the respective agreements, and Via Varejo agreed to pay R$584 as a result of the (i) repurchase of the right granted to the former provider to operate its customer base over the agreement term, properly recognized as intangible assets (R$187); and (ii) return of the advances made upon the contract execution due to its early termination (R$397). The amounts were settled on October 1, 2014.

26.  Shareholders’ equity

26.1.Share capital

As of December 31, 2014, the subscribed and paid-in capital is represented by 265,283 thousands (264,453 thousands as of December 31, 2013) of registered shares with no par value, of which 99,680 thousands of common shares as of December 31, 2014 and 2013 and 165,603 thousands of preferred shares as of December 31, 2014 (164,773 thousand as of December 31, 2013).

The CBD is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of an amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

During the year ended December 31, 2014, were approved a captal increase of R$28 through the issuance of 830 (in thousand of shares) preferred shares.

During the year ended December 31, 2013, were approved a captal increase of R$28 through the issuance of 743 (in thousand of shares) preferred shares, R$38 by capitalizing the special goodwill reserve without issuing new shares and R$30 by capitalizing the special goodwill reserve with the of 300 preferred shares.

During the year ended December 31, 2012, were approved a captal increase of R$21 through the issuance of 3,171 (in thousand of shares) preferred shares.

26.2.Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of CBD´s liquidation, (ii) priority in the receipt of annual minimum dividend in the noncumulative amount of R$0.08 per share; (iii) right to receive dividends 10% higher than those attributable to common shares, including for purposes of calculating the respective of the preferred dividend amount  paid under the terms in item (ii) above.

When the Company purchases shares of its own capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Shareholders’ Equity – Continued

26.3.Capital reserve – special goodwill reserve

The capital reserve was generated by the corporate restructuring conducted in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103, representing a future tax benefit through the amortization of the merged goodwill. The portion of the special goodwill reserve corresponding to the benefit already received will be capitalized at the end of each year to the benefit of the company´s owners, with the issuance of new shares.

The capital increase is subject to the preemptive right of noncontrolling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by noncontrolling shareholders will be directly transferred to the Company´s owners.

The Extraordinary Shareholders’ Meeting of April 17, 2013 approved a capital increase of R$38 through the capitalization of the special goodwill reserve. Out of this amount, R$8 were capitalized without issuing new shares and R$30 were capitalized to the benefit of Wilkes, pursuant to Article 7 of CVM (Brazilian SEC) Rule 319/99.

26.4.Stock options recognized

The line item “Share-based expenses” is recognized the effects of the Company’s executives’ share-based payments under technical pronouncement IFRS 2 – Share-based payment.

26.5.Profit reserve

(i)    Legal reserve: recognized by allocating 5% of profit for each year, limited to 20% of the capital.

(ii)   Expansion reserve: recognized by allocating an amount set up by shareholders to finance additional investments of property and equipment and working capital through the allocation of up to 100% of the income remaining after the allocations required by law, supported by capital budget, approved at a shareholders’ meeting.

26.6.Stock option plan for preferred shares

The Extraordinary General Meeting of May 9, 2014 approved:

(i) the discontinuation of Stock Option Plan "Ações com Açúcar" ("Former Stock Option Plan"), approved by the Extraordinary General Meeting held on December 20, 2006, for new options granted, without any prejudice to the stock options already granted, which will remain effective under the same terms and conditions;

(ii) the creation of the Stock Option Plan and its respective standard stock option agreement ("Option Plan"); and

(iii) the creation of a Stock Option Compensation Plan and its respective standard stock option agreement (“Compensation Plan”).

Below is a description of the stock option plan that was effective in the fiscal year ended December 31, 2013 and the two stock option plans effective in the current fiscal year:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Shareholders’ Equity – Continued

26.1.Stock option plan for preferred shares -- continued

Former Stock Option Plan

Our Former Stock Option Plan is managed by a committee appointed by our Board of Directors named Stock Option Plan Administration Committee ("Stock Option Committee"). This Committee determined the employees that would periodically be benefited from stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual stock option granting cycles. Each cycle received a serial number beginning with the letter A. In the fiscal year ended December 31, 2014, stock options of Series A5 to A7 under the Former Stock Option Plan were effective.

The stock options granted under the Former Stock Option Plan were classified into “Silver” and “Gold”, as a function of their exercise prices.

The exercise price for the Silver-type option corresponded to the average closing price of the CBD preferred shares recorded in the last 20 BM&FBOVESPA trading sessions prior to the date on which the Stock Option Committee resolved to grant the stock option. After determining such average price, a 20% discount was applied. The price for the Gold-type option corresponded to R$0.01. In both cases, the prices will not be adjusted.

The Stock Option Committee approved in 2013 new criteria to calculate the reduction and/or increase index of the number of stock options granted classified as “Gold” in each series of the Former Stock Option Plan, according to the analysis of the compliance with the return on invested capital (ROIC) concept. According to item 3.3 of the former Stock Option Plan, the Stock Option Committee decided that, from series A6 on, inclusive, the reduction or increase in the number of stock options classified as “Gold” would be calculated based on the fact that the CBD met the Return on Capital Employed (ROCE).

There is no limit for a reduction or acceleration under the new criteria approved. Upon the stock option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to the ROIC/ROCE calculated upon granting of each series.

As a general rule of the Stock Option Plan, which could be changed by the Stock Option Committee in each series, the stock option vesting right will be granted beginning the 36th and up to the 48th month, as of the signature date of the respective adhesion agreement whereby the beneficiary will be entitled to acquire 100% of the shares whose option was classified as “Silver”. The exercise of stock options classified as “Gold” will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month as of the date of signature of the respective adhesion agreement.

The stock options granted under the Former Stock Option Plan may be exercised in whole or in part.  "Gold" options are additional to "Silver" and, thus, "Gold" options may only be exercised jointly with "Silver" options.

The exercise price of the options granted under the Former Stock Option Plan shall be fully paid in local currency by the beneficiary in a lump sum which shall fall due 30 days after the respective shares’ subscription date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Shareholders’ Equity – Continued

26.1.Stock option plan for preferred shares -- continued

Compensation Plan

The Compensation Plan will be managed by the Company´s Board of Directors, which established the Company´s Human Resources and Compensation Committee to advise it in the administration of the Compensation Plan (the "Committee").

The Committee members will meet for granting of the stock option grant of the Option Plan series and, where necessary, to decide on matters related to the Stock Option Plan. Each series of the stock options granted will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2014, stock options granted of C1 Series of the Stock Option Plan.

For each series of stock options granted under the Stock Option Remuneration Plan, the exercise price of each stock option shall be equivalent to 80% of the average closing price of the  Company's preferred shares in the last twenty (20) BM&FBOVESPA’s trading sessions prior to the date of call to the Committee meeting that decides on the granting of the stock options of that series ("Exercise Price").

The stock options granted to a Participant may be exercised for a period of 36 (thirty-six) months from the granting date ("Grace Period") and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month as from the granting date and ending on the last day of the 42nd (forty-second) month as of the granting date ("Exercise Period").

A participant may exercise his/her options fully or partially, in one or more times, as long as,  for each year, he/she submits the corresponding Stock Option Exercise Agreement during the Exercise Period.

The exercise price of the options shall be paid in full, in local currency, through a check or a wire transfer available to the bank account held by the Company, on the tenth (10th) day preceding the date of acquisition of the shares.

The Participant will not be allowed for a period of 180 (one hundred and eighty) days as of the date of acquisition of the shares, directly or indirectly, to sell, assign, exchange, dispose of, transfer, grant stock options or  take actions or enter into agreements that results or may result in the sale, directly or indirectly, costly or free of charge, of all or any of the shares acquired through the exercise of the stock option under the Compensation Plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Shareholders’ Equity – Continued

26.1.Stock option plan for preferred shares -- continued

Stock Option Plan

The Stock Option Plan will be managed by the Company´s Board of Directors, which established the Company´s Human Resources and Compensation Committee to advise it in the administration of the Stock Option Plan (the "Committee").

The Committee members will meet for granting of the stock option grant of the Stock Option Plan series and, where necessary, to decide on matters related to the Stock Option Plan. Each series of the stock options granted will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2014, stock options granted of C1 Series was effective. The exercise price of each option corresponded to R$0.01.

The stock options granted to a Participant may be exercised for a period of 36 (thirty-six) months from the granting date ("Grace Period") and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month as from the granting date and ending on the last day of the 42nd (forty-second) month as of the granting date ("Exercise Period").

A participant may exercise his/her options fully or partially, in one or more times, as long as,  for each year, he/she submits the corresponding Stock Option Exercise Agreement during the Exercise Period.

The exercise price of the options shall be paid in full, in local currency, through a check or a wire transfer available to the bank account held by the Company, on the tenth (10th) day preceding the date of acquisition of the shares.

The Company will withhold at source any taxes applicable to stock option granting under the Brazilian tax legislation. Accordingly, the Company will deduct from the number of shares the amount equivalent to taxes withheld.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Shareholders’ Equity – Continued

26.6.Stock option plan for preferred shares - continued

Information on the Former Stock Option Plan, Stock Option Plan, and Stock Option Remuneration Plan is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2013
Series A4 – Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 – Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(140)	(14)	145
Series A6 – Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(171)	(25)	330
Series A7 – Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(26)	(16)	315
						3,062	(1,367)	(113)	1,580

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

As provided for in the Former Stock Option Plan, on April 30, 2014 the Stock Option Committee approved that there was no reduction and/or acceleration relating to Series A5.

As of December 31, 2014 there were 232,586 preferred shares held in treasury, which might be used to back the stock options granted under the Plan. The value of the Company´s preferred share at BM&FBovespa was R$97.81 per share.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Equity – Continued

26.6.Share-based payment plans – Continued

Below is the maximum percentage of dilution to which current shareholders will be subject in case the stock options granted are exercised up to 2014:

	12.31.2014	12.31.2013

Number of shares	265,283	264,453
Balance of effective stock options granted	1,128	1,580
Maximum percentage of dilution	0,43%	0,60%

The fair value of each stock option granted is estimated on the granting date using the Black&Scholes pricing model, taking into account the following assumptions for series B1 and C1: (a) expected dividends of 0.96%, (b) expected volatility of approximately 22.09%, and (c) the risk-free weighted average interest rate of 11.70%. The expected remaining average life of the series outstanding at December 31, 2014 was 1.52 year (1.46 year as of December 31, 2013). The weighted average fair value of options granted at December 31, 2014 was R$69.71 (R$62.59 as of December 31, 2013).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2013
Outstanding at the beginning of the year	1,658	26.40
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091
At December 31, 2014
Granted during the year	477	41.61
Cancelled during the year	(99)	39.92
Exercised during the year	(830)	33.33
Expired during the year
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

As of December 31, 2014, there were options to be exercised for Series A5.

The amounts recorded in the income statement, Parent and consolidated, as of December 31, 2014 were R$37 (R$43 at December 31, 2013).

26.7.Accumulated other comprehensive income

Refers to: (i) the exchange rate changes corresponds to the cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the consolidation of CDiscount operations; (ii) the effect of actuarial gains or losses on defined benefit plans mentioned in note 33.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Equity – Continued

26.8.Dividends

The Annual and Extraordinary Shareholders’ Meeting (AGOE) of April 16, 2014 approved the payment of dividends for the year ended December 31, 2013, in the amount of R$250, which includes interim dividends already declared, in the amount of R$99, which was the amount paid on June 13,2014. This amount corresponds to R$0.888957268 per common share and R$0.977852995 per preferred share.

The Board of Directors’ meeting of April 24, 2014 approved the distribution of interim dividends in the amount of R$36, R$0.14 per preferred share and R$0.127270 per common share. All outstanding shares were entitled to dividends as of May 5, 2014. Beginning May 6, 2014, all shares were negotiated ‘ex-rights’ to dividends up to the date these dividends were paid, on May 15,2014.

The Board of Directors’ meeting of July 22, 2014 approved the distribution of interim dividends in the amount of R$36, R$0.14 per preferred share and R$0.127270 per common share. All outstanding shares were entitled to dividends as of August 1, 2014. Beginning August 4, 2014, all shares were negotiated ‘ex-rights’ to dividends up to the date these dividends were paid, on August 13,2014.

The Board of Directors’ meeting of October 30, 2014 approved the distribution of interim dividends in the amount of R$36, R$0.14 per preferred share and R$0.127270 per common share. All outstanding shares were entitled to dividends as of November 10, 2014. Beginning November 11, 2014, all shares were negotiated ‘ex-rights’ to dividends up to the date these dividends were paid, on November 21,2014.

Management proposed dividend distribution calculated as shown below, considering interim dividends paid to shareholders in the amount R$108, as mentioned above, in 2014. The dividend payable on December 31, 2014 is R$194 (R$151 as of December 31, 2013), which corresponds to a remuneration of R$0.6890176962 per common shares and R$0.7579194658 per preferred shares.

	Dividends proposed
	2014	2013
Profit for the year	1,270	1,052
Legal reserve	(63)	(52)
Calculation basis of dividends	1,207	1,000
Mandatory minimum dividends – 25%	302	250

Payment of interim dividends	(108)	(99)
Dividends payable	194	151

Additionally, there are balances of dividends payable in the amount of R$126 attributable to Via Varejo’s noncontrolling interests.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Equity – Continued

26.9.Transactions with noncontrolling shareholders

In 2014, the amounts recorded directly in the statement of changes in shareholders’ equity, in line item Transactions with noncontrolling shareholders, in the amounts of R$(28) (Parent) and R$24 (noncontrolling interest), refers to:

Description	Parent company	Non-controlling interests	Consolidated

Corporate restructuring of C-Asia (note 1.4 (iv))	(15)	(21)	(36)
E-commerce segment corporate restructuring (note 1.4 (ii))	(7)	46	39
Others non-controlling transaction	(6)	(1)	(7)
	(28)	24	(4)

(iv)  Other effects of e-commerce corporate restructuring:

In 2013, the changes in equity related to the portion of noncontrolling shareholders refers, in addition to the results of the year, to amounts related to transactions with noncontrolling shareholders which represented an increase their interest in equity of controlled entity. Among the main transactions, we outline: (i) Secondary shares offering of Via Varejo; and (ii) interest acquisition of Nova Pontocom.

Description	Parent company	Non-controlling interests	Consolidated

Public shares offering Via Varejo (note 1.5)
Cash obtained	897	-	897
Investment costs and transactions costs	(563)	473	(89)
Deferred tax on capital gain	(135)	-	(135)
Equity net effects	199	473	673

Interest acquisition NPC (note 1.4 (i))	(73)	24	(50)

Capital transactions effects	126	497	623

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

26.  Equity – Continued

26.15  Subsidiaries stock option plans

(i)     Plans - Cdiscount

Deferred stock – Plan of 1,319,999 stocks granted on November 19, 2014, which right of the beneficiaries was fully vested at the grant date, however, awards it will be delivered with no cost after 4 years. The expense for this plan was recognized immediately in the income statement of R$19.

Stock Appreciation Right Awards – Plan of 4,746,907 shares granted on November 19, 2014, which vesting will happen in 4 years upon according with the time in the Company. The exercise price will be settled for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the IPO price over (b) 120% of the IPO price.

(ii)    Plans – Via Varejo

Via Varejo has a remuneration plan and a stock option plan, with rules similar to the Company´s Plan. Plans vesting are in 36 months, for the remuneration plan the exercise price is R$0.01, and for the stock option plan the average of the latest 20 market quotes, or R$19.98. The expense accumulated in the year is R$4 with 476,578 shares granted in the remuneration plan and 476,387 shares granted in stock option plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

27.    Net operating revenue

	2014	2013	2012
		(Reclassified)	(Reclassified)
Gross sales
Goods	71,624	63,907	56,809
Rendering of services	1,737	1,306	1,271
Barter revenue	-	-	153
Financial services	1,419	1,212	898
Sales return and cancellations	(1,977)	(1,884)	(1,783)
	72,803	64,541	57,348
Taxes	(7,278)	(6,687)	(6,332)
		-
Net operating revanue	65,525	57,854	51,016

28.    Expenses by nature

	2014	2013	2012
		(Reclassified)	(Reclassified)

Cost of sales	(48,580)	(42,750)	(37,210)
Personnel expenses	(5,593)	(5,095)	(4,702)
Outsourced services	(2,959)	(2,789)	(2,858)
Functional expenses	(1,511)	(1,458)	(1,383)
Selling expenses	(978)	(660)	(644)
Other expenses	(746)	(740)	(577)
	(60,367)	(53,492)	(47,374)

Cost of goods sold	(48,580)	(42,750)	(37,210)
Selling expenses	(10,303)	(9,257)	(8,410)
General and administrative expenses	(1,484)	(1,485)	(1,754)
	(60,367)	(53,492)	(47,374)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

29.  Other operating expenses, net

	2014	2013	2012

Provision for legal claims(a)	(151)	(392)	-
Indemnified liability Via Varejo and CB and association costs (b)	(101)	(147)	(18)
Expenses of Cnova's IPO (c)	(39)	-
Business combination Bartira (note 14 b)	-	71
Federal tax payable in installments	23	-
Integration/restructuring expenses (d)	(114)	(105)	(32)
Loss (gain) on disposal of property and equipment and subsidiary (e)	(58)	(45)	12
Other	(1)	(55)	5
	(441)	(673)	(33)

a)             In 2014, due to the recent decision of the Supreme Court on the subject of ICMS on” basic consumer products basket”, the Company's management, based on legal opinion of its internal and external legal counsels, recorded the provision about the matter the consolidated financial statements (see note 23).

In 2013, the amount for expenses relates to the provision for risk on Finsocial, PIS and COFINS, the evaluation of management, supported by our legal counsel has become probable loss during the year, revision of labor risks and related restricted deposits.

b)            In 2014, expenses incurred related to risks amounts referring to prior periods of the association with CB.

In 2013 the amount is comprised by: i) Expenses related to external consultants concluded on October 2013 amounting R$69, including: Expenses of R$58 referring to association expenses until June 30, 2013, R$55 referring to receivable write-off that were deemed as uncollectible and not subject of reimbursement by the parties; gain of R$57 referring to receivables considered, until now, as contingent assets; and other expenses of R$8; and ii) Expenses of R$78 of indemnity effects to Via Varejo and CB;

c)             Refers to expenditures incurred related to concurring efforts for the IPO process of subsidiary Cnova, considered as non directly attributable to the transactions cost  of this transaction;

d)            Related to severance costs to Group´s executives and employees, which lay off was informed or done during 2013 and 2014, and represent an important change in the departments’ structure.

e)      Sale of subsidiary - CBCC

On December 30, 2014, Via Varejo sold its shares on CBCC to Atento Brasil S.A. After the fulfillment of all preceding conditions within the shares purchase agreement, Via Varejo received R$20, resulting in a net gain of R$16 in other operating revenue. As a consequence of the transfer of control, CBCC was deconsolidated on December 31, 2014 in the balance sheet and cash flow.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

30.    Finance income (expenses), net

	2014	2013	2012
Finance expenses:
Cost of debt	(687)	(600)	(908)
Cost of sales of receivables	(1,110)	(895)	(524)
Liability monetary restatement	(237)	(238)	(268)
Other finance costs	(161)	(103)	(87)
Total finance cost	(2,195)	(1,836)	(1,786)

Finance income:
Income on cash and cash equivalents	417	375	358
Assets monetary restatement	247	256	217
Other finance income	23	12	18
Total finance income	687	643	593

Total	(1,508)	(1,193)	(1,193)

The hedge effects in 2014 and 2013 are disclosed in note 19.

31.    Earnings per share

	2014			2013			2012
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	-	-	-	161	89	250	161	89	250
Profit allocated to common and preferred shareholders	820	450	1,270	517	285	802	514	286	802
	820	450	1,270	678	374	1,052	675	375	1,052

Basic denominator (thousands of shares)
Weighted average of shares	165	100	265	164	100	264	162	100	262

Basic earnings per thousands of shares (R$)	4.96661	4.51445		4.12670	3.75201		4.15429	3.77663

Diluted numerator
Profit allocated to common and preferred shareholders	820	450	1,270	678	374	1,052	675	375	1,052
	820	450	1,270	678	374	1,052	675	375	1,052

Diluted denominator
Weighted average of shares (in thousands)	165	100	265	164	100	264	162	100	262
Stock call option	-	-	-	1	-	1	1	-	1
Diluted weighted average of shares (in thousands)	165	100	265	165	100	265	163	100	263
Diluted earnings per thousands of shares (R$)	4.95197	4.51276		4.11039	3.75092		4.12057	3.77663

Stock options issued by subsidiary CNova were not considered in the diluted earnings per share since their effects are antidilutive.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

32.    Benefit plans

32.1.Pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining total obligations related to defined benefit plans:

Cdiscount
2014
Discount rate	2.20%
Expected rate of future salary increase	2.50%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of liabilities in the balance sheet

Cdiscount
2014
At August 1, 2014	5
Cost for the period	-
Actuarial gain or loss recognized in equity	2
At December 31, 2014	7

32.2.Defined contribution private pension plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid referring to the period ended December 31, 2014 is R$3 (R$4 as of December 31, 2013), and employees contributions are R$7(R$5 as of December 31, 2013); the plan had 921 participants as of December 31, 2014 (R$1,012 as of December 31, 2013).

33.    Insurance coverage

The insurance coverage as of December 31, 2014 is summarized as follows:

		Consolidated
Insured assets	Covered risks	Amount insured

Property, plant and equipment and inventories	Determined risks	22,096
Profit	Loss of profits	8,628
Cars and other (*)	Damages	620

The  Company maintains specific policies referring to civil liability and directors and officers liability, amounting to R$334.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

34.    Segment information

Management considers the following segments:

•       Retail – includes the trade names “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini-mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the brands “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the consolidation financial statements, Company financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, adding any product for disclosure is practically impossible.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Description	Retail Food		Cash & Carry		Home appliances		E-commerce		Total		Eliminations(*)		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net operating revenue	26,415	25,538	8,326	6,273	22,674	21,746	8,175	4,297	65,590	57,854	(65)	-	65,525	57,854
Gross profit	7,549	7,107	1,208	914	7,355	6,690	845	393	16,957	15,104	(12)	-	16,945	15,104
Depreciation and amortization	(552)	(594)	(78)	(56)	(139)	(130)	(52)	(7)	(821)	(787)	-	-	(821)	(787)
Operating income	1,478	999	233	194	2,091	1,612	94	97	3,896	2,902			3,896	2,902
Share of profit of associates	79	33	-	-	32	14	(3)	-	108	47	-	-	108	47
Finance costs	(887)	(852)	(71)	(46)	(1,035)	(815)	(249)	(155)	(2,242)	(1,868)	47	32	(2,195)	(1,836)
Finance income	335	375	20	23	356	264	23	13	734	675	(47)	(32)	687	643
Profit before income tax and social contribution	1,005	555	182	171	1,444	1,075	(135)	(45)	2,496	1,756	-	-	2,496	1,756
Income tax and social contribution	(253)	(14)	(62)	(59)	(475)	(304)	54	17	(736)	(360)	-	-	(736)	(360)
Net income for the year	752	541	120	112	969	771	(81)	(28)	1,760	1,396	-	-	1,760	1,396
														-
Current assets	8,062	7,088	1,709	1,359	10,366	8,753	4,092	1,412	24,229	18,612	(96)	(3)	24,133	18,609
Noncurrent assets	13,691	12,717	1,492	2,457	5,283	4,376	1,506	550	21,972	20,100	(605)	(702)	21,367	19,398
Current liabilities	8,026	5,380	1,832	2,604	9,716	7,830	4,973	1,901	24,547	17,715	(699)	(705)	23,848	17,010
Noncurrent liabilities	5,314	6,300	235	279	1,571	1,699	52	7	7,172	8,285	(2)	-	7,170	8,285
Equity	8,413	8,125	1,134	933	4,362	3,600	573	54	14,482	12,712	-	-	14,482	12,712

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Description	Retail Food	Cash & Carry	Home appliances	E-commerce	Total	Eliminations(*)	Total
	2012	2012	2012	2012	2012	2012	2012
Net operating revenue	23,530	4,639	19,438	3,409	51,016	-	51,016
Gross profit	6,790	675	5,858	483	13,806	-	13,806
Depreciation and amortization	(552)	(44)	(153)	(2)	(751)	-	(751)
Operating income	1,498	145	1,107	108	2,858	-	2,858
Share of profit of associates	11	-	-	-	11	-	11
Finance costs	(872)	(90)	(745)	(113)	(1,820)	34	(1,786)
Finance income	422	24	171	10	627	(34)	593
Profit before income tax and social contribution	1,059	79	533	5	1,676	-	1,676
Income tax and social contribution	(287)	(18)	(213)	(2)	(520)	-	(520)
Net income for the year	772	61	320	3	1,156	-	1,156

Current assets	8,031	899	7,651	862	17,443	(192)	17,251
Noncurrent assets	12,377	2,435	3,234	336	18,382	(236)	18,146
Current liabilities	4,869	2,075	6,324	1,115	14,383	(428)	13,955
Noncurrent liabilities	8,337	388	1,648	-	10,373	-	10,373
Equity	7,202	871	2,913	83	11,069	-	11,069

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

	Brazil								International
Description	Retail Food		Cash & Carry		Home appliances		E-commerce		E-commerce	Total		Eliminations (*)		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2014	2013	2014	2013	2014	2013

Net operating revenue	26,415	25,538	8,326	6,273	22,674	21,746	5,747	4,297	2,428	65,590	57,854	(65)	-	65,525	57,854

Current assets	8,062	7,088	1,709	1,359	10,366	8,753	1,742	1,412	2,350	24,229	18,612	(96)	(3)	24,133	18,609
Noncurrent assets	13,691	12,717	1,492	2,457	5,283	4,376	851	550	655	21,972	20,100	(605)	(702)	21,367	19,398
Current liabilities	8,026	5,380	1,832	2,604	9,716	7,830	2,475	1,901	2,498	24,547	17,715	(699)	(705)	23,848	17,010
Noncurrent liabilities	5,314	6,300	235	279	1,571	1,699	17	7	35	7,172	8,285	(2)	-	7,170	8,285
Equity	8,413	8,125	1,134	933	4,362	3,600	101	54	472	14,482	12,712	-	-	14,482	12,712

	Brazil				International
Description	Retail	Cash & Carry	Home appliances	E-commerce	E-commerce	Total	Eliminations(*)	Total
	2012	2012	2012	2012	2012	2012	2012	2012
Net operating revenue	53,530	4,639	19,438	3,409	-	51,016	-	51,016

Current assets	8,031	899	7,651	862	-	17,443	(192)	17,251
Noncurrent assets	12,377	2,435	3,234	336	-	18,382	(236)	18,146
Current liabilities	4,869	2,075	6,324	1,115	-	14,383	(428)	13,955
Noncurrent liabilities	8,337	388	1,648	-	-	10,373	-	10,373
Equity	7,202	871	2,914	82	-	11,069	-	11,069

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014, 2013 and 2012

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Company general information

The Company operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2014	2013

Food	53.0%	55.0%
Nonfood	47.0%	45.0%
Total sales	100.0%	100.0%

As of December 31, 2014, capital expenditures were as follows:

	2014	2013

Food	1,110	1,447
Nonfood	786	402
Total capital expenditures	1,896	1,849

35.  Events after the reporting period

35.1.Secondary listing on Euronext Paris

On January 21, 2015, Cnova announced that obtained all approvals necessary from the Netherlands Authorities for Financial Markets (the “AFM”) and from Euronext Paris and was granted access to its listing prospectus by the AFM and the French Autorité des Marchés Financiers for a secondary listing of its common shares on the regulated market (marché réglementé) of Euronext Paris.  The Company did not issue or offer any new shares as a result of this listing.

35.2.Expansion reserve

On April 24, 2015, the shareholders approved the retention of a portion of the net income of the year in the total amount of R$904, which R$814 as expansion reserve and R$90 based on the capital budget.

35.3.Dividends

The Annual and Special Shareholders’ Meeting (AGOE) held on April 24, 2015 approved the payment of dividends for the fiscal year ended December 31, 2014, totaling R$302, including dividends in advance already distributed, corresponding to R$1,070505415 per one common share and R$1,177555957 per one preferred share.

The dividends payable outstanding balance in the amount of R$194 (see note 26.8) wil be paid within 60 days after the AGOE’s date andl correspond to R$0.6889912644 per one common share and R$0.7578903909 per one preferred share. All the shares shall be entitled to dividends on April 24, 2015 base date. As of April 25, 2015, the shares shall be negotiated “ex-rights” to dividends.