Form 20-F
period 2015-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2016-09-09
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
gpa.ri@gpabr.com
Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP, Brazil
(Address of principal executive offices)

________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange**
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share	New York Stock Exchange.

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

165,789,276 Preferred Shares, no par value per share

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

☐ Yes ☒ No

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company,” “Grupo Pão de Açúcar” and “GPA” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise, (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil, and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value.  All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon.  Additionally, unless the context indicates otherwise, the following definitions apply throughout this annual report:

Name	Definition
Casino	Casino, Guichard‑Perrachon S.A.
Casino Group

Casino, Guichard‑Perrachon S.A. and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye S.A. and Euris S.A.S. which are ultimately controlled by Mr. Jean‑Charles Naouri

Cdiscount	Cdiscount S.A. and, where appropriate, its subsidiaries
Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and, where appropriate, its subsidiaries
Cnova Brazil Cnova

CNova Comércio Eletrônico S.A., a wholly owned subsidiary of Cnova owning the Brazilian non‑food e-commerce businesses of CBD and Via Varejo following the completion of the 2014 Reorganization

Cnova N.V. and, where appropriate, its subsidiaries

Dutch HoldCo	Marneylectro B.V., a wholly owned subsidiary of Lux HoldCo, organized under Dutch law
Euris	Euris S.A.S.
Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries
Lux HoldCo	Marneylectro S.à r.l., a company organized under Luxembourg law and whose entire issued share capital is held by CBD, Via Varejo and former managers of Nova Pontocom
Nova HoldCo

Nova Pontocom Comércio Eletrônico S.A., following the completion of the 2014 Reorganization, which was spun off to CBD, Via Varejo and minority holders in 2015 and subsequently liquidated (as detailed in “Item 4A. History and Development of the Company - E-Commerce Business Reorganization”)

Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the 2014 Reorganization
Rallye	Rallye S.A. and, where appropriate, its subsidiaries
Via Varejo	Via Varejo S.A. and, where appropriate, its subsidiaries

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.  All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted by the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts in respect of  December 31, 2015 was R$3.266 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of August 26, 2015, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.  See “Item 3A.  Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

In addition, this annual report contains translations of euro amounts into U.S. dollars at specific rates.  Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of $1.0859 per euro, the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015.

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

EXPLANATORY NOTE

In December 2015, the board of directors of Cnova, one of our subsidiaries, engaged legal counsel and forensic accountants to perform an internal investigation of alleged employee misconduct related to inventory management at Cnova Brazil’s distribution centers.  Subsequently, the scope of the investigation at Cnova Brazil was expanded to include:  (i) an overstatement of Cnova Brazil net sales and accounts receivable; (ii) inconsistencies linked to the amount and valuation of damaged and/or returned items in Cnova Brazil’s inventory; (iii) incorrect entries recorded at Cnova Brazil concerning primarily accounts payable; (iv) altered account reconciliations that were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil personnel and provided to mislead Cnova Brazil’s independent registered public accounting firm; (v) the unsupported capitalization of software development costs related to certain vendor expenses and employee payroll expenses into intangible asset accounts; and (vi) the improper deferral of certain operating expenses at Cnova Brazil (the “Investigation”).  The Investigation also identified (i) a nonrecurring Brazilian Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços (“ICMS”) tax credit of 75 million Brazilian reais related to the sale of certain products by Cnova Brazil, which was recognized by Cnova in December 2014, the impact of which on Cnova’s results of operations for the three months ended December 31, 2014, was not previously disclosed; (ii) misconduct by Cnova Brazil IT personnel who intentionally altered records related to user access to certain of Cnova Brazil’s IT systems to mislead the independent registered public accounting firm.

In February 2016, Cnova disclosed that its audit committee, in consultation with its management, determined that Cnova’s financial statements contained in its previously filed annual report on Form 20-F for the year ended December 31, 2014 should no longer be relied upon and would need to be restated in connection with the issues discovered in the course of the Investigation.  Cnova also reported the matter to the staff of the Division of Enforcement of the United States Securities and Exchange Commission (the “SEC”) and to the French Autorité des Marchés Financiers and the Netherlands Authority for the Financial Markets.

In June 2016, Cnova’s legal advisors and external forensic accountants completed the internal review.  Based on their findings, which have been shared with the SEC, Cnova has restated its consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and selected financial information as of and for the year ended December 31, 2012.  Cnova’s restated consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 were also revised to reflect in the proper periods certain previously recorded out‑of‑period adjustments.

In July 2016, we disclosed that as a result of the adjustments in Cnova’s financial statements for the fiscal years ended December 31, 2014 and 2013, which totaled R$557 million, our consolidated financial statements as of and for the years ended December 31, 2014 and 2013, contained in the previously filed annual report on Form 20-F for the year ended December 31, 2014, should no longer be relied upon and would be restated. We recorded the effect of R$504 million in statement of income and R$53 million directly in shareholders’ equity. For further information on the effect in our consolidated financial statements, see note 1.5, “Cnova’s investigation and restatement of comparative periods in the financial statements,” to our audited consolidated financial statements included elsewhere in this annual report.

As a result of the foregoing, we have identified material weaknesses in our internal controls and procedures. For information on the material weaknesses identified in our internal controls and procedures, see “Item 15. Controls and Procedures.”

Furthermore, the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and consolidated statement of income data for the years ended December 31, 2011 and 2012  have been derived from our audited consolidated financial statements, which have not been restated as a result of the issues found in Cnova’s Investigation due to overall immateriality of the adjustments made (R$ 95 million on net income from 2012 and previous years).

Restatement of Previously Issued Consolidated Financial Statements

As a result of the internal review of Cnova Brazil, Cnova identified several errors in its financial statements that resulted in the same errors in our previously issued financial statements as of and for the years ended December 31, 2014 and 2013, which have been restated.

We evaluated and concluded that the deferred income tax would not be recoverable and therefore there is no income tax impact on the adjustments to our financial statements.

The total adjustments in Cnova were R$557 million, of which R$504 million were recorded in statement of income and R$53 million in shareholders’ equity, comprising (i) the adjustments resulting from the Investigation, (ii) the adjustments related to changes in accounting practice, and (iii) the evaluation on the recoverability of deferred income taxes at Cnova and its subsidiaries.

The table below reconciles the final adjustments of the Investigation and other related effects that were recorded in our financial statements and their allocation by year:

	Total	Effect recorded directly in shareholders’ equity	Effect in net income and shareholders’ equity	Effect in net income of 2015	Effect in net income of 2014	Effect in net income of 2013	Effect in net income of 2012 and before
Adjustments related to the investigation	357	-	357	83	186	5	83
Change in accounting practice	18	-	18	5	(10)	10	13
Evaluation of recoverability of deferred income tax of Cnova Brasil	84	-	84	84	-	-	-
Evaluation of recoverability of deferred income tax of Cnova N.V. and Cdiscount	98	(53)	45	45	-	-	-
Total	557	(53)	504	217	176	15	96

For a breakdown of the Investigation adjustments and for further information relating to the restatement of our audited consolidated financial statements as of and for the years ended December 31, 2013 and 2014, see note 1.5,

“Cnova’s investigation and restatement of comparative periods in the financial statements,” to our audited consolidated financial statements included elsewhere in this annual report.

Additionally, as a result of the Investigation, on July 27, 2016 we also restated our consolidated financial statements for the years ended December 31, 2015 and 2014 that had been previously filed with the Brazilian Securities Commission on February 24, 2016.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

3A.               Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.  Our audited consolidated financial statements as of and for the years ended December 31, 2013 and 2014 have been adjusted for the effects of the restatement more fully described in the “Explanatory Note” on page 2 of this annual report and in note 1.5 (“Cnova’s investigation and restatement of comparative periods in the financial statements”) to our audited consolidated financial statements.

As a result of Cnova Brazil's Investigation, Cnova identified several errors in the financial statements that resulted in the same errors in the previously issued financial statements of the Company as of December 31, 2014 and 2013, which have been restated.

The consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and consolidated statement of income data for the years ended December 31, 2011 and 2012  have been derived from our audited consolidated financial statements, which have not been restated as a result of the issues found in Cnova’s Investigation due to overall immateriality of the adjustments made (R$ 95 million on net income from 2012 and previous years).

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2015 have been translated into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of August 26, 2016, of R$3.266 to US$1.00 (subject to rounding adjustments).

	As of and for the Year Ended December 31,
	2011(1)	2012(1)	2013 As restated(2)	2014 As restated(2)	2015	2015
	(millions of R$, except as indicated)			(millions of US$, except as indicated)
Statement of income data

Net operating revenue	46,594	51,016	57,871	65,407	69,220	21,194
Cost of sales	(33,935)	(37,210)	(42,779)	(48,610)	(52,934)	(16,208)
Gross profit	12,659	13,806	15,092	16,797	16,286	4,986
Selling, general and administrative expenses	(9,620)	(10,164)	(10,748)	(11,819)	(13,030)	(3,990)
Depreciation and amortization	(678)	(751)	(785)	(819)	(961)	(294)
Other operating expenses, net	(259)	(33)	(673)	(441)	(684)	(209)
Operating expenses, net	(10,557)	(10,948)	(12,206)	(13,079)	(14,675)	(4,493)
Profit from operations before financial income (expenses) and share of profit of associates	2,102	2,858	2,886	3,718	1,611	493
Financial income	593	593	643	689	776	238
Financial expenses	(1,926)	(1,786)	(1,836)	(2,195)	(2,429)	(744)

	As of and for the Year Ended December 31,
	2011(1)	2012(1)	2013 As restated(2)	2014 As restated(2)	2015	2015
	(millions of R$, except as indicated)			(millions of US$, except as indicated)
Financial expenses, net	(1,333)	(1,193)	(1,193)	(1,506)	(1,653)	(506)
Share of profit of associates	35	11	47	108	112	34
Profit (loss) before income tax and social contribution	805	1,676	1,740	2,320	70	21
Income tax and social contribution	(85)	(520)	(360)	(736)	(346)	(106)
Net income (loss) for the year	719	1,156	1,380	1,584	(276)	(85)
Attributed to controlling shareholders	718	1,051	1,040	1,207	265	81
Attributed to noncontrolling shareholders	1	105	340	377	(541)	(166)
Other comprehensive income for the year, net of income tax	—	—	—	4	(222)	(68)
Total comprehensive income for the year	719	1,156	1,380	1,588	(498)	(152)
Attributed to controlling shareholders	718	1,051	1,040	1,208	177	54
Attributed to noncontrolling shareholders	1	105	340	380	(675)	(207)
Basic earnings per share (weighted average for the year) (in R$)
Preferred	2.87	4.15	4.08	4.72	1.03	0.32
Common	2.61	3.78	3.71	4.29	0.94	0.29
Diluted earnings per share (weighted average for the year) (in R$)
Preferred	2.85	4.12	4.06	4.71	1.03	0.32
Common	2.61	3.78	3.71	4.29	0.94	0.29
Basic earnings per ADS (in R$)	2.87	4.15	4.08	4.72	1.03	0.32
Diluted earnings per ADS (in R$)	2.85	4.12	4.06	4.71	1.03	0.32
Weighted average number of shares outstanding (in thousands)
Preferred	159,775	162,417	164,325	165,103	165,640	165,640
Common	99,680	99,680	99,680	99,680	99,680	99,680
Total	259,455	262,097	264,005	264,783	265,320	265,320
Dividends declared (in R$)
Preferred	0.68	0.65	0.98	1.18	0.47	0.14
Common	0.62	0.59	0.89	1.07	0.42	0.13
Dividends declared (in R$)(3)	0.68	0.65	0.98	1.18	0.47	0.14
Balance sheet data
Cash and cash equivalents	4,970	7,086	8,367	11,149	11,015	3,373
Property and equipment	7,358	8,114	9,053	9,699	10,377	3,177
Total assets	33,443	34,832	37,989	45,345	47,241	14,464
Current borrowings and financing	4,918	4,211	5,172	6,594	4,869	1,491
Noncurrent borrowings and financing	6,241	6,281	4,323	3,134	4,164	1,275
Shareholders’ equity	10,094	11,068	12,601	14,194	13,352	4,088
Share capital	6,129	6,710	6,764	6,792	6,806	2,084
Other financial information
Net cash provided by (used in):
Operating activities	1,128	5,299	4,876	4,990	4,632	1,418
Investing activities	(1,356)	(1,306)	(1,947)	(1,624)	(1,852)	(567)
Financing activities	1,380	(1,877)	(1,648)	(636)	(3,006)	(920)
Capital expenditures	(1,723)	(1,426)	(2,109)	(1,938)	(2,059)	(630)

____________________

(1)   The consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and consolidated statement of income data for the years ended December 31, 2011 and 2012  have been derived from our audited consolidated financial statements, which have not been restated as a result of the issues found in Cnova’s Investigation due to overall immateriality of the adjustments made (R$ 95 million on net income from 2012 and previous years).

(2)   The effects of the restatement on the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page 2 of this annual report and in note 1.5 (“Cnova’s investigation and restatement of comparative periods in the financial statements”) to our audited consolidated financial statements.

(3)   Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A.  Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

	As of and for the Year Ended December 31,
	2011(1)	2012(1)	2013	2014	2015	2015
			As restated(2)	As restated(2)
	(R$, except as indicated)					(US$, except as indicated)
Operating Data
Employees at period end(3)	149,070	151,037	156,451	159,829	145,817
Total square meters of selling area at period end	2,855,851	2,520,373	2,657,403	2,771,460	2,819,817
Number of stores at period end(4):
Pão de Açúcar	159	163	168	181	185
Extra Hiper	132	138	138	137	137
Minimercado Extra and Minuto Pão de Açúcar	72	107	164	256	311
Extra Supermercado	204	207	213	207	199
Assaí	59	61	75	84	95
Pontofrio	401	397	397	374	254
Casas Bahia	544	568	602	663	760
Cnova	—	—	—	—	—
Total number of stores at period end	1,571	1,641	1,757	1,902	1,941
Net operating revenue per employee(3):
Pão de Açúcar	288,256	243,825	324,689	346,472	371,152	113.641
Extra Hiper (5)	457,355	442,813	458,663	496,126	463,212	141.829
Minimercado Extra and Minuto Pão de Açúcar	270,466	195,418	218,461	179,230	232,215	71.101
Extra Supermercado	256,486	338,644	370,867	396,860	388,391	118.919
Assaí	486,356	545,787	548,808	610,144	628,748	192.513
Pontofrio	365,954	542,007	580,086	590,149	706,984	216.468
Casas Bahia	464,689	474,760	525,507	547,875	550,767	168.637
Cnova(6)	—	—	—	—	—	—
CBD average net operating revenue per employee	369,937	397,608	432,440	452,408	489,305	149.818
Net operating revenue by store format:
Pão de Açúcar	4,740	5,252	5,761	6,327	6,727	2.060
Extra Hiper (5)	12,364	13,504	14,463	14,490	14,249	4.363
Minimercado Extra and Minuto Pão de Açúcar	182	241	451	638	946	290
Extra Supermercado	4,390	4,381	4,863	4,959	4,822	1.476
Assaí	3,902	4,639	6,273	8,326	10,453	3.201
Pontofrio	4,524	4,872	5,341	5,222	3,994	1.223
Casas Bahia	13,304	14,566	16,405	17,390	15,201	4.654
Cnova(6)	3,189	3,409	4,314	8,054	12,827	3.927
Real Estate Projects (7)	–	152	–	–	–	–
Total net operating revenue	46,594	51,016	57,871	65,407	69,220	21.194
Average monthly net operating revenue per square meter(8):
Pão de Açúcar	1,945	2,042	2,213	2,362	2,361	723
Extra Hiper (5)	1,280	1,311	1,353	1,341	1,325	406
Minimercado Extra and Minuto Pão de Açúcar	1,027	1,149	1,118	1,143	1,109	340
Extra Supermercado	1,331	1,484	1,618	1,624	1,648	505
Assaí	1,778	2,036	2,257	2,367	2,578	789
Pontofrio	1,498	1,578	1,723	1,765	1,563	479
Casas Bahia	1,480	1,573	1,708	1,737	1,416	434
Cnova(6)	—	—	—	—	—	—
CBD average monthly net operating revenue per square meter	1,565	1,547	1,803	1,953	2,002	613
Average ticket amount:
Pão de Açúcar	36	40	45	50	53	16
Extra Hiper (4)	64	59	64	70	70	21
Minimercado Extra and Minuto Pão de Açúcar(5)	12	13	15	15	17	5
Extra Supermercado	25	27	30	33	34	10
Assaí	89	104	115	134	146	45
Pontofrio	451	433	486	517	588	180
Casas Bahia	372	392	451	489	519	159
Cnova(6)	486	428	421	410	469	144
CBD average ticket amount	73	79	88	97	96	29

	As of and for the Year Ended December 31,
	2011(1)	2012(1)	2013	2014	2015	2015
			As restated(2)	As restated(2)
	(R$, except as indicated)					(US$, except as indicated)
Average number of tickets per month:
Pão de Açúcar	10,882,640	10,862,968	10,770,189	10,502,201	10,581,845
Extra Hiper (5)	18,025,561	18,966,815	18,811,073	17,273,270	17,037,205
Minimercado Extra and Minuto Pão de Açúcar	1,355,022	1,563,405	2,575,492	3,463,884	4,725,240
Extra Supermercado	14,588,413	13,693,582	13,461,964	12,595,001	11,870,096
Assaí	3,671,405	3,732,878	4,527,849	5,164,456	5,949,201
Pontofrio	835,446	938,511	915,119	841,098	566,552
Casas Bahia	2,978,613	3,100,208	3,028,962	2,962,453	2,442,235
Cnova(6)	547,328	663,300	852,992	1,142,718	1,106,268
CBD average number of tickets per month	52,884,427	53,521,666	54,943,639	53,945,081	54,278,642

____________________

(1)   The consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and consolidated statement of income data for the years ended December 31, 2011 and 2012  have been derived from our audited consolidated financial statements, which have not been restated as a result of the issues found in Cnova’s Investigation due to overall immateriality of the adjustments made (R$ 95 million on net income from 2012 and previous years).

(2)   The effects of the restatement on the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page 2 of this annual report and in note 1.5 (“Cnova’s investigation and restatement of comparative periods in the financial statements”) to our audited consolidated financial statements.

(3)   Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(4)   Excludes 78 gas stations and 154 drugstores in 2011, 84 gas stations and 157 drugstores in 2012, 85 gas stations and 157 drugstores in 2013, 83 gas stations and 158 drugstores in 2014 and 83 gas stations and 157 drugstores in 2015.

(5)   Includes revenues associated with rentals of commercial spaces in 2012, 2013, 2014 and 2015.  Revenues of gas stations, drugstores, food delivery and in-store pick-up are included in the respective banner.

(6)   Includes all e-commerce assets of the Company, which, following the e-commerce reorganization described in “Item 4A.  History and Development of the Company - E-Commerce Business Reorganization,” includes our e-commerce operations in France, Latin America (including Brazil) and Asia.  We began consolidating Cnova’s e-commerce operations in France, Latin America (excluding Brazil, which we already consolidated) and Asia on July 31, 2014.  For further information, see “Item 4A.  History and Development of the Company - E‑Commerce Business Reorganization.”

(7)   In 2012, R$152.0 million net operating revenue (R$153.0 million gross operating revenue) was recognized from real estate projects through a barter transaction. The barter transaction revenue is the net result of the book value of the assets swapped.  For further information on the barter transactions, see note 10.3 to our audited consolidated financial statements included elsewhere in this annual report.

(8)   Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last years experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between mid-2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00.  Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010.  During 2011, 2012, 2013 and 2014 the real depreciated against the U.S. dollar and reached at year end 2014 R$2.656 per US$1.00. During 2015 the real further depreciated against the U.S. dollar and on December 31, 2015 the exchange rate was R$3.905 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2011	1.535	1.902	1.675	1.876
2012	1.702	2.112	1.955	2.044
2013	1.953	2.446	2.161	2.343
2014	2.197	2.740	2.355	2.656
2015	2.575	4.195	3.339	3.905

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
January 2016	3.986	4.156	4.052	4.043
February 2016	3.865	4.049	3.974	3.980
March 2016	3.559	3.991	3.704	3.559
April 2016	3.451	3.692	3.566	3.451
May 2016	3.465	3.617	3.539	3.595
June 2016	3.210	3.613	3.424	3.210
July 2016	3.230	3.339	3.276	3.239
August 2016 (through August 30)	3.130	3.273	3.208	3.253

____________________

Source:  Central Bank

(1)   Represents the average of the exchange rates of each trading date using the exchange rates from the first and last day of the month.

3B.               Capitalization and Indebtedness

Not applicable.

3C.               Reasons for the Offer and Use of Proceeds

Not applicable.

3D.               Risk Factors

An investment in the ADSs or our preferred shares involves a high degree of risk.  You should consider the risks described below before making an investment decision.  Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.  The trading price of the ADSs and our preferred shares could decline due to any of these risks or other factors, and you may lose all or part of your investment.  The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy.  Brazilian political and economic conditions may adversely affect us and the trading price of the ADSs and our preferred shares.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations.  The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition, results of operations and the trading price of the ADSs and our preferred shares may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors, such as:

•         interest rates;

•         monetary policies;

•         exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);

•         currency fluctuations;

•         inflation;

•         liquidity of domestic capital and lending markets;

•         tax and regulatory policies;

•         energy and water shortages and rationing; and

•         other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.  These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs and our preferred shares.

Political instability may adversely affect our business and results of operations and the trading price of the ADSs and our preferred shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy.  Political crises have affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment.  Certain members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies are facing allegations of political corruption for officials allegedly accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.  Profits of these kickbacks allegedly financed the political campaigns of political parties of the current and previous federal government coalition that were unaccounted for or not publicly disclosed, as well as served to personal enrichment of the recipients of the bribery scheme.  As a result, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil, resigned or have been arrested and certain senior elected officials and other public officials are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy.  We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.  In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy.  The development of the cases could adversely affect our business, financial condition and results of operations and the trading price of the ADSs and our preferred shares.

In addition, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her term. On August 31, 2016, following a trial by the Senate, President Dilma Rousseff was impeached and Vice-President Michel Temer was sworn in as president.  The president of Brazil has power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses including us.  The impeachment proceedings have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers, including us.  We cannot predict the effects of the recent impeachment proceedings on the Brazilian economy.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2005 and 2015, the base interest rate in Brazil (Sistema Especial de Liquidação e de Custódia), or SELIC rate, varied between 19.75% per annum and 7.25% per annum.  Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, which could negatively affect our business.  We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.  Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, especially in connection with our home appliance segment, which could have a negative effect on net operating revenue.  Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate.  Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate instability may have a material adverse effect on the Brazilian economy and us.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.  For the years ended December 31, 2011, 2012, 2013, 2014 and 2015 the real depreciated 12.6%, 8.9%, 14.6%, 13.4% and 47.0%, respectively, against the U.S. dollar, closing at R$1.876, R$2.044, R$2.343, R$2.656 and R$3.905 to US$1.00, respectively.  As of August 26, 2016 the exchange rate between the real and the U.S. dollar closed at R$3.266 to US$1.00. The real may substantially depreciate or appreciate against the U.S. dollar in the future.  Exchange rate instability may have a material adverse effect on us.  Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.

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

Any further downgrading of Brazil’s credit rating could adversely affect the trading price of the ADSs and our preferred shares.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on future debt issuance in the capital markets.  Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Rating agencies began the classification review of Brazil’s sovereign credit rating in September 2015. Brazil lost its investment grade condition by the three main rating agencies.  Standard & Poor’s initially reduced Brazil’s credit rating from BBB-minus to BB-plus and subsequently reduced it again from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since first downgrade.  In December 2015, Moody’s placed Brazil’s Baa3 issuer and bond ratings on review for a downgrade, and subsequently downgraded Brazil’s issuer and bond ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt metrics in a low growth environment, in addition to challenging political dynamics.  Fitch downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession.  As a result, Brazil lost its investment grade status from all three major rating agencies and consequently the trading prices of securities of the Brazilian debt and equity markets were negatively affected.  A prolongation of the current Brazilian recession could lead to further ratings downgrades.

Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, increase the future cost of debt issuance and adversely affect the trading price of the ADSs and our preferred shares.

Risks Relating to our Industries and Us

We face significant competition, which may adversely affect our market share and net income.

We operate mainly in the food retail and home appliances sectors.  The Brazilian food retail sector, including the cash and carry (atacado de auto serviço) segment and the home appliances sector, are highly competitive.  We face intense competition from small retailers, especially from those that operate in the informal segment of the Brazilian economy.  In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete in the food retail sector with a number of large multinational retail food and general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores.  In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies.  Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

Since 2011, Brazil has been experiencing an economic slowdown.  The gross domestic product, or GDP, growth rates were -3.8% in 2015, 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010.  According to the Central Bank of Brazil consensus (Focus) as of the date of this annual report, analysts project that the Brazilian GDP will contract 3.20% in 2016.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP.  We cannot assure you that the GDP will increase or remain stable.  Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, us.

Because the Brazilian retail industry is perceived as essentially growth-oriented, we are dependent on the growth rate of Brazil’s urban population and its different income levels.  Any decrease or slowdown in growth may adversely affect our sales and our results of operation.

Restrictions of credit availability to consumers in Brazil may adversely affect our sales volumes.

Sales in installments are an important component of the result of operations of retail companies in Brazil.  The increase in unemployment rate combined with higher interest rates may result in an increased restriction of credit availability to consumers in Brazil.  Our sales volumes and, consequently, our result of operations may be adversely affected if the credit availability to consumers decreases, or if the policy of the Brazilian government restricts the granting of credit to consumers.

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

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how.  We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products.  We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications.  There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.  Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights.  If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

Our sales depend on the effectiveness of our advertisement and marketing programs, which may adversely affect our revenues and profitability.

To promote increased traffic of customers and attract them to our stores, we use substantial resources in our advertisement and marketing campaigns.  Our revenues and profitability depend on our ability to, among other things, identify our target consumers and decide on the marketing message and communication means that we deem adequate to reach them.  If we do not conceive, plan or execute well our advertisement and marketing activities, our revenues and profitability may be adversely affected.

We may not be successful in integrating and capturing synergies from acquired companies and corporate reorganization of our subsidiaries.

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

In addition, we cannot assure that any corporate reorganization of our subsidiaries that we carry out will generate the expected synergies and that we will be able to profit from them.

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

Approximately 80% of our products are distributed through our 56 distribution centers and depots located in the southern, southeastern, mid-western and northeastern regions of Brazil.  If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us.  Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores.  Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

In our e-commerce segment, fulfillment is essential to our ability to provide a high level of service to our customers.  If we do not operate, manage, and/or control our distribution centers effectively and efficiently, it could result in excess or insufficient fulfillment capacity, increased delivery delays and an impact on customer satisfaction, inventory shortage or high levels of out-of-stock products, an increase in costs or impairment charges and a reduction in our gross profit margin, excluding shipping cost, or harm our business in other ways.  If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, such as due to a failure of mechanized equipment at our distribution centers or if certain products are out of stock, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.  In addition, processing customer returns and cancelled orders add complexity to our logistics operations, which may increase our fulfillment costs and adversely affect customer response times.  An increase in customer requests to return products or cancel orders could have a material adverse effect on our costs of operations.

We are exposed to risks related to customer financing and loans.

Installment sales are widely used in the Brazilian retail market, especially the home appliances sector. We have a partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately owned financial institutions in Brazil. Through this partnership we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers credit cards, financial services and insurance at our stores. In addition, our subsidiary Via Varejo offers direct consumer credit through financial institutions (CDCI) to customers.  Purchases are usually paid in less than 12 monthly installments, but may be paid in up to 24 monthly installments.  We charge contractual interests on amounts paid in installments, which we recognize as financial revenue according to the method of appropriation of the interest.

FIC and CDCI are subject to the risks normally associated with providing these types of financing, including risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to cost and maturity of financing to its customers, which could have a material adverse effect on us.

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

We have in the past been, and are likely again in the future to be, subject to these types of attacks, although to date no such attack has resulted in any breach of our systems, material damages or remediation costs.  If we are unable to avoid these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.  We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks.  Cyber-attacks may target us, our sellers, buyers or other participants, or the communication infrastructure on which we depend.  In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.  Any compromise or breach of our security measures, or those of our third-party service providers, could result in us violating applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results.

Failure in the information technology systems may adversely affect our operations.

We are highly dependent on our information technology systems to process, transmit and store electronic data as well as to communicate with customers and suppliers.  Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacker attacks, failure in telecommunication, computer virus, among other factors.  This type of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

We depend on the transportation system and infrastructure to deliver our products, which may delay or affect our ability to distribute products to our stores and customers.

Products destined for all of our stores are distributed through our distribution centers located in 19 Brazilian states and the Federal District.  The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.  In our e-commerce segment, our reputation and ability to retain, acquire and serve our customers are dependent upon the reliable uninterrupted performance of our sites and the underlying infrastructure of the Internet, including fixed-line and mobile communications networks operated by third parties over which we have no control.

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

Our controlling shareholders have the ability to direct our business and affairs.

Our controlling shareholders, the Casino Group, together with its subsidiary Almacenes Éxito S.A., or Éxito, indirectly through our holding company, Wilkes Participações S.A., or the Holding Company, have the power to, among other things, appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; determine the outcome of any action requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Law No. 6,404, dated December 15, 1976, as amended, or Brazilian corporate law; determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; enter into new partnerships; and deliberate on financings and similar transactions.  Our controlling shareholders may prevail over our other shareholders or holders of ADSs.

Severe drought conditions could have a material adverse effect on our overall business.

Approximately 70% of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities.  In recent years, a severe drought in certain regions of Brazil has reduced hydrogeneration in the affected regions.  In response, the Brazilian government has considered instituting a rationing program; however, no such program has yet been instituted.  If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, the Brazilian government could institute a rationing program and the cost of energy, which represented approximately 1.5% of our total cost of sales in 2015, may increase.  These conditions could have a material adverse effect on our sales and margins.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, tax and labor matters.  We cannot assure you that legal proceedings will be decided in our favor.  We have made provisions for proceedings in which the chance of loss has been classified by our external legal advisors as probable.  Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings.  If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operation may be materially and adversely affected.  In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition.  See “Item 8A.  Consolidated Statements and Other Financial Information—Legal Proceedings” and note 22 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge.  We face various challenges inherent to the administration of a large number of employees over a wide geographical area.  Key personnel may leave the Company for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results of operation.

A substantial part of the population in emerging markets relies on cash payments, which may impact our ability to grow our e-commerce business in those markets.

In Brazil, as in other emerging markets, including certain Latin American countries, a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking.  Since our e-commerce business is dependent on customers’ use of electronic payment methods, a reliance of cash in any of the markets in which we operate could impact our ability to grow our business in that market.  Although we expect that over time the prevalence of cash payments will decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, this may not happen quickly or at all.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013 (the “Brazilian Anticorruption Law”) introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the violator to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Brazilian Anticorruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.  Failure to comply with anti-corruption laws or any investigations of misconduct or enforcement actions against us could subject us to fines, loss of operating licenses and reputational harm as well as other penalties, which may materially and adversely affect us and the trading price of the ADSs and our preferred shares.

Negative publicity regarding the Company or the manner in which we conduct our operations may harm our business.

Media coverage and publicity generally exercise significant influence over consumers’ behavior and actions.  If we are subject to negative publicity which causes our customers to change their purchasing habits, there may be a material adverse effect on our business, results of operation, cash flow or financial condition.  Negative publicity which significantly harms the reputation of one or more of our brands may have a detrimental effect on the value of our brands, which may have an adverse impact on our sales.

We cannot guarantee that our suppliers do not use irregular practices.

Given the decentralization and outsourcing of our suppliers’ production chains, we cannot guarantee that suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions, or that they will not use these irregular practices in order to lower product costs.  If a significant number of our suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing thereby a reduction in net revenue and results of operations as well as the trading price of the ADSs and our preferred shares.

Some categories of products that we sell are acquired in large part from few suppliers.

Some categories of products that we sell are acquired in large part from few suppliers.  If any supplier is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

We may be held responsible for consumer incidents involving adverse reactions after consumption of our products.

Products sold in our stores may cause consumers to suffer adverse reactions.  Incidents involving these products may have a material adverse effect on our operations, financial condition and results of operation.  Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances.  Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our consumers regarding the safety, efficacy, and quality of the products sold in our stores, especially “exclusive” brand products.  Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition and results of operation.

We may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

The inability to obtain or renew the operational licenses for our stores and distribution centers may result in the imposition of continuous fines and, as the case may be, the closing of the premises.  Given that the discharge of operations in our stores and distribution centers are a critical factor in the success of our business strategy, we may be negatively affected in the case of a closing of these premises as a result of our inability to obtain or renew the necessary operational licenses.

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

Losses not covered by our insurance policies may result in damages, which could have a material adverse effect on our business.

Some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance.  Moreover, insurers recently have become more reluctant to insure against these types of events.  If a material uninsured loss or a loss in excess of insured limits occur,  our business, results of operations and financial condition could be adversely affected.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Risks Relating to the Preferred Shares and ADSs

If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the Banco Itaú Corretora de Valores S.A., or the Custodian, for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration.  If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  In addition, we may issue a substantial number of preferred shares as consideration for future acquisitions or for any other fund raising needs and we may choose not to extend preemptive rights to holders of ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  The top 10 stocks in terms of trading volume accounted for approximately 39%, 46% and 44% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA, in 2013, 2014 and 2015, respectively.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

Our main undertaking under the Term of Undertaking was to divest 74 stores, distributed across 54 cities and seven states, representing approximately 3% of Via Varejo’s consolidated gross sales in 2013.  In 2015, we did not complete the selling process of 19 stores (of a total of 42 stores) due to failed negotiations between lessors and buyers, generating for Via Varejo a fine payment in the amount of R$7 million to CADE and a provision for disposal of property and equipment of R$7 million.  Of the 19 stores, four were closed and 15 stores still remain to be closed.  In 2015, Via Varejo sold and transferred 15 stores, with a gain on the sale of stores of R$8 million, recognized in other operating expenses.  The transfer of eight remaining stores is still in the process of negotiation.  CADE has been monitoring the fulfillment of our obligations under the Term of Undertaking.

On October 17, 2013, we, Via Varejo and Nova Pontocom entered into a stock purchase agreement pursuant to which we acquired 6.2% of Nova Pontocom’s capital stock from Via Varejo for R$80.0 million and 1.95% of Nova Pontocom’s capital stock from minority shareholders for R$25 million.  As a result, Nova Pontocom became our direct subsidiary of which we hold 52.06% of the capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact on our consolidation of Nova Pontocom’s results of operations and financial condition on our financial statements, since we previously held, through Via Varejo, the indirect control of Nova Pontocom.

In addition, in October 2013, Via Varejo and Nova Pontocom entered into an operational agreement relating to the terms and conditions of their relationship, synergies and complementary operations (the “Operational Agreement”).  Pursuant to the Operational Agreement, Via Varejo and Nova Pontocom would, among other things, share logistics and marketing costs for their mutual benefit as well as an electronic catalog of products from which they would negotiate in good faith purchases between them.  Via Varejo and Nova Pontocom also entered into a shareholders’ agreement that establishesd the corporate governance framework and other property rights for Nova Pontocom.

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

We sold a total of 38.9 million Units for approximately R$897 million, which reduced our shareholding in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.  No gain was recorded as a result of this transaction.  The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock.  As of the date of this annual report, the Klein Family owns 27.42% of Via Varejo’s total capital stock.  Via Varejo has 29.2% of its total stock capital in the free float.

As a consequence of the reduction of its participation in Via Varejo’s capital stock, the Klein Family no longer has certain rights under the shareholders’ agreement entered into by and among us, the Klein Family and Via Varejo, among which are Mr. Michael Klein’s appointment to the position of chairman of the board of directors of Via Varejo and the right to consent with respect to Via Varejo’s vote at shareholders’ meetings of its subsidiary Nova HoldCo or by members of the board of directors of Nova HoldCo regarding certain matters.  In addition, the Klein Family has the right to appoint only two members of the board of directors of Via Varejo.

E-Commerce Business Reorganization

On July 11, 2014, Casino, CBD, Via Varejo, Nova Pontocom and Cnova Brazil entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014.  The agreement provided for the reorganization of the e-commerce businesses of Casino and its affiliated entities in France, Latin America and Asia under the common ownership and/or control of Cnova for the purpose of Cnova’s initial public offering.  The 2014 Reorganization was effected in accordance with the Framework and IPO Agreement, through the steps described below.  Following the completion of the 2014 Reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the e-commerce businesses of Casino and its affiliated entities in France, Latin America (including Brazil) and Asia.

We refer to the transactions described in clauses (i) through (vi) below as the “2014 Reorganization” and we refer to the transaction described in clause (ii) below as the “Nova Pontocom Reorganization.”  On or shortly prior to July 24, 2014, (except for clause (v) below, which was completed on November 17, 2014):

(i)    Casino effected a contribution in kind of all issued and outstanding shares it held in Cdiscount Group, the holding company through which Casino conducts its e-commerce business in France, Colombia and Asia to Cnova, as a result of which Cnova owns the majority (approximately 99.8%) of the shares of Cdiscount Group and as a result controls the Cdiscount business in France and abroad;

(ii)   Nova Pontocom effected a contribution in kind of substantially all of its assets and liabilities to Cnova’s wholly owned Brazilian subsidiary, Cnova Brazil, as a result of which Cnova owns the Brazilian e‑commerce businesses of CBD and Via Varejo;

(iii)  Nova Pontocom reorganized the ownership structure of Cnova Brazil, such that, prior to the completion of step (iv), 100% of the share capital of Cnova Brazil was held by Dutch HoldCo, which is in turn a wholly owned subsidiary of Lux HoldCo, 100% of the share capital of which was held by Nova HoldCo;

(iv)  Following the completion of the preceding steps, Dutch HoldCo contributed all of the issued and outstanding shares in Cnova Brazil to Cnova, as a result of which Cnova owns the Brazilian e-commerce businesses of CBD and Via Varejo;

(v)   Casino transferred 30% of its indirect interest in C Distribution Asia Pte. Ltd, which controlled Casino’s e-commerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount Group, resulting in Cnova obtaining indirect 60% control over C Asia; and

(vi)  Cnova obtained control over the e-commerce business of Casino in Colombia, operated through Cdiscount Colombia.  In connection with this step, Almacenes Éxito S.A. contributed a 21% stake in Cdiscount Colombia to Cnova in consideration for newly issued ordinary shares of Cnova representing 0.15% of its share capital.

Pursuant to the Cnova Framework and IPO Agreement, on July 24, 2014, CBD, Cnova Brazil, Cnova and Via Varejo entered into an amendment to the Operational Agreement, or the Amended Operational Agreement.  Pursuant to the Amended Operational Agreement, Via Varejo must procure for Cnova Brazil common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business.  Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any e-commerce related activities in Brazil exclusively through Cnova Brazil, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates e-commerce activities in Brazil.  Cnova is required to align its prices with Via Varejo with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio).  For further information related to the Amended Operational Agreement, see “Item 7B.  Related Party Transactions—Operational Agreement.”

On December 30, 2014, Nova HoldCo transferred 5,838,233 shares in the capital of Lux HoldCo to CBD and 4,902,270 shares in the capital of Lux HoldCo to Via Varejo in connection with a restructuring of an intercompany debt owed by Nova HoldCo.  As a result of those transfers, CBD, Via Varejo and Nova HoldCo directly held approximately 2.65%, 2.22% and 95.13%, respectively, of the issued and outstanding shares in the capital of Lux HoldCo and CBD, Via Varejo and certain management and minority shareholders indirectly held approximately 26.1%, 21.9% and 1.80%, respectively, of the issued and outstanding ordinary shares in the capital of Cnova.  These shareholdings subsequently changed after the corporate reorganizations described below.

On November 25, 2014, Cnova concluded its initial public offering of ordinary shares on the Nasdaq Global Select Market and raised approximately US$204.1 million in gross proceeds.  On January 23, 2015, Cnova also listed its ordinary shares on the Euronext Paris.

2015 Corporate Reorganizations

In 2015, our controlling shareholder, the Casino Group, carried out a reorganization of its activities and businesses in Latin America to consolidate its platform in the region and capture synergies.  Pursuant to the reorganization, the Casino Group transferred 50% of the shares of our common stock to Éxito, corresponding to approximately 18.8% of our total capital stock.  Éxito is also controlled by the Casino Group and, therefore, after consummation of the transaction, the Casino Group remained as our sole controlling shareholder.  For further information on the shareholdings of our principal shareholders and shareholders’ agreements, see “Item 7A.  Major Shareholders.”

In addition, as part of our strategy to simplify our corporate structure to gain efficiencies and thereby reduce costs, in December 2015 we and Via Varejo completed the spin-off of all of Nova HoldCo’s assets and liabilities, including its share capital.  With respect to Nova HoldCo’s assets and liabilities, 53.2% were transferred to us, 43.9% to Via Varejo and 2.9% to minority shareholders of Nova HoldCo.  Following the spin-off, Nova HoldCo was liquidated.  We also carried out the merger into us of our subsidiary that held the stores Sé Supermercados and subsequently thereafter liquidated the subsidiary.

E-Commerce Business Proposed Transaction

In August 2016, Via Varejo and Cnova entered into a reorganization agreement related to the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”).  Pursuant to the reorganization agreement, in exchange for all its ownership interest in Cnova Brazil, Cnova will receive approximately 97 million of its own common shares currently held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of US$5 million, subject to customary adjustment at closing as set forth in the reorganization agreement.  In addition, Cnova will receive the repayment of a shareholder loan granted by Cnova to Cnova Brazil, valued at US$156 million as of end of July 2016.

The Casino Group intends to launch a voluntary cash tender offer for any and all outstanding Cnova common shares at an offer price of US$5.50 per share, following and subject to the completion of the Reorganization, which is expected to occur during the fourth quarter of 2016.  Pursuant to a separate agreement, we have agreed not to tender our Cnova shares into Casino’s tender offer or otherwise transfer or dispose of our shares prior to the completion of the tender offer.

As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and will no longer be a shareholder of Cnova.  Cnova will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount.

According to the terms of CBD’s Policy for Related Party Transactions, our board of directors formed a special committee composed by the board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago (the “CBD Special Committee”) to issue a recommendation to our board of directors on the vote to be cast by CBD at Cnova’s shareholders’ meeting relating to the Reorganization and the terms and conditions of a new operational agreement between CBD and Via Varejo. The Reorganization was conditioned upon CBD not selling its shares of Cnova in the tender offer. Thus, our board of directors has submitted to the CBD Special Committee the analysis of (i) the Reorganization, (ii) the condition not to sell CBD’s shares of Cnova; and (iii) the new operational agreement, all as one single transaction.

In August 2016, the CBD Special Committee, having received the commitment letter from Casino according to the terms described in the following paragraph, submitted its unanimous recommendation to our board of directors in favor of the vote for the approval of the Reorganization that we will cast at Cnova’s shareholders’ meeting.

Casino submitted a commitment letter to CBD, pursuant to which it grants us certain governance and liquidity rights in relation to the interest held by CBD in Cnova, including:  (i) CBD’s right to designate at least one member to the board of directors of Cnova, taking into account the number of members proportional to CBD’s interest; (ii) in two years as of the commitment letter, CBD may request the engagement of a financial advisor to assess the opportunity of carrying out an initial public offering of Cnova shares, in case Cnova is delisted, or a primary or secondary offering to increase the free float and liquidity of Cnova’s shares, in case Cnova’s shares remain listed (“Offering for the Distribution of Shares”); (iii) CBD will have priority over Casino to sell its shares in an Offering for the Distribution of Shares with respect to 90% of the total shares to be offered in the secondary offering;

(iv) CBD will have partial tag along rights in case Casino sells its Cnova shares and the sale does not constitute a change of control; in case of change of control, CBD will have the right to sell all of its shares; (v) CBD will be treated pari passu in relation to Casino in any transfer of Cnova shares to any third party or in case of any reorganization or corporate transaction resulting in any exchange, redemption or another issuance of Cnova shares; and (vi) in case of any reorganization or corporate transaction involving Cnova, Casino will use its reasonable measures to cause CBD to receive securities in exchange for Cnova shares that are as liquid as the Cnova shares currently held by CBD.

In addition, our board of directors approved, in accordance with the recommendation of the CBD Special Committee, the execution of a new operational agreement between CBD and Via Varejo, which establishes the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, especially regarding the joint acquisitions of common products and the e–commerce activities under the brand “Extra,” which will come into effect as of the implementation of the Reorganization.

The implementation of the Reorganization is conditioned upon the approval of Via Varejo’s minority shareholders and Cnova’s shareholders.  We will not exercise our voting rights in the resolution concerning the Reorganization at Via Varejo’s shareholders’ meeting.

The charts below illustrate the corporate structure of Cnova before and after implementation of the reorganization.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$6,106 million in our operations in the three years ended December 31, 2015.  Our capital expenditure and investment plan for 2016 contemplates capital expenditures and investments for 2016 in the total amount of approximately R$1.5 billion relating to (i) the opening of new stores, purchase of real estate and conversion of stores, (ii) the renovation of existing stores, and (iii) improvements to information technology, logistic and other infrastructure-related capital expenditures and investments.  The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations.  Our investments in the last three years have included:

Opening of new stores and purchases of real estate – In the food retail sector, we seek to rent or purchase real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 458 new stores from 2013 through 2015, including those in the food retail sector and those in the home appliances retail sector.  The total cost of opening these new stores and the purchase of real estate from 2013 through 2015 was R$1,757 million.

Acquisition of retail chains and companies – We have paid an aggregate of R$417 million from 2013 through 2015 for the acquisition of equity interests in other companies, including Sendas, Assaí, and, more recently, Indústria de Móveis Bartira Ltda., or Bartira, a furniture maker that produces exclusively for Casas Bahia.

Renovation of existing stores – We usually remodel a number of our stores every year.  Through our renovation program we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment, and outfit our stores with advanced information technology systems.  The total cost of renovating stores from 2013 through 2015 was R$2,086 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  We have made significant investments in information technology in an aggregate amount of R$1,072 million from 2013 through 2015.  For more information on our information technology, see “Item 4B.  Business Overview—Technology.”

Expansion of distribution facilities – Since 2009, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.  We have invested an aggregate of R$774 million on our distribution facilities from 2013 through 2015.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2015:

	Year Ended December 31,
	2013	2014	2015	2013-2015
	(in millions of R$)
Opening of new stores	521	513	477	1,511
Purchases of real estate	199	38	9	246
Acquisition of retail chains and companies	276	67	74	417
Renovation of existing stores	612	565	909	2,086
Information technology	353	385	334	1,072
Distribution centers	148	370	256	774
Total	2,109	1,938	2,059	6,106

4B.               Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.4% of Brazil’s gross domestic product, or GDP, in 2015.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of approximately R$315.8 billion in 2015, representing a 7.1% nominal increase compared with 2014.

The Brazilian retail food industry is highly fragmented.  According to ABRAS, the five largest supermarket chains represented approximately 51.5% of the retail food industry in 2015, as compared to 52.2% in 2014.  Our consolidated gross sales represented 24.4% of the gross sales of the entire retail food industry in 2015, also according to ABRAS.

In 2015, Brazil faced an economic recession, adverse fiscal developments and political instability, which have continued in 2016.  Brazilian GDP declined by 3.8% in 2015 and unemployment increased to 6.9% in 2015 from 4.3% in 2014.  Inflation for 2015 was 10.67% compared to 6.41% in 2014 as reported by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

According to data published in February 2016 by the IBGE, the volume of sales in the food retail sector decreased by 2.5% in 2015 compared to 2014.

The cash and carry segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale.  According to the Brazilian Association of Wholesalers and Distributors of Industrial Products (Associação Brasileira de Atacadistas e Distribuidores de Produtos Industrializados) and Nielsen Holdings N.V., or Nielsen, the wholesale sector in Brazil had gross revenues of approximately R$218.4 billion in 2015, representing a nominal increase of 3.1% over the previous year.

The household appliance market has been shrinking in Brazil since 2013 and according to the IBGE, the volume of sales in furniture and house appliances sector in Brazil decreased by 14.0% in 2015 relative to the previous year.  The deterioration of the Brazilian economy and key drivers for consumption in 2015 resulted in the lowest historic level in consumer confidence reached in December 2015 of 75.2 compared to 107.8 on average in the last 60 months, according to the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV.  This data is related specially to durable goods consumption.

According to the IBGE, the total population of Brazil was approximately 205.3 million in 2015, a 20.9% growth since 2001.  Given that more than 85% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.  According to an IBGE estimate for 2014, the city of São Paulo has a population of approximately 11.9 million and the city of Rio de Janeiro has a population of approximately 6.5 million.  These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 44.0 million, representing 21.7% of the Brazilian population and is our largest consumer market.  The State of Rio de Janeiro is our second largest consumer market, with approximately 336 stores.

According to IBGE, gross income in Brazil decreased approximately 4.6% in 2015 compared to 2014.  During the same period, private consumption decreased 4.0%, and Brazil’s GDP decreased 3.8%.  Among the reasons for the decrease are the 5.8% decrease in average real income and the 6.6% increase in household credit as a percentage of GDP.

According to the FGV, the Gini index, a measure of income inequality, in Brazil has worsened for the first time after 13 consecutive years of improvement.  From 2001 to 2014 the index decreased approximately 0.6 basis points per year but in the fourth quarter of 2015 there was an increase of 0.8 basis points compared to the same period of the previous year.  The inequality increased due to a reduction in per capita income, which grew on average 3.3% per year from 2001 to 2014, while in the fourth quarter of 2015, per capita income decreased by 2.2% compared to the same period in 2014.

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo), or IPC, Maps 2015.

Class Level	Average Monthly Income (in R$)
A	20,273
B1	8,696
B2	4,427
C1	2,409
C2	1,446
D/E	640

According to a study by IPC Maps 2015, class A households account for only 2.3% of the urban population and classes B1 and B2 households account for 23.1% of the urban population.  Classes C1, C2, the most representative in Brazil represent 48.0% and classes D and E collectively represent 26.6% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population.  The Brazilian monthly minimum wage increased 11.7% from R$788.00 in January 2015 to R$880.00 in January 2016.

Our Company

We are the largest retailer in Brazil, with a market share of approximately 24.4% in 2015, according to ABRAS.  As of December 31, 2015, our total gross sales, including the food and non-food categories, totaled R$77 billion.  On the same date, we operated 1,941 stores, 83 gas stations and 157 drugstores in 20 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 56 distribution centers and depots located in 19 Brazilian states and the Federal District.

We classify our various business segments into four operating segments as follows (see note 33 to our audited consolidated financial statements included elsewhere in this annual report):

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

•         Home appliances segment, which consists of Via Varejo’s operations in the sales of durable goods (i.e., electronics, home appliances, furniture and other items for the home) and the provision of products and services, such as specialized and convenient sales and after-sales service through Casas Bahia and Pontofrio stores and “mobile stores,” a new format focused on selling mobile phones, tablets, accessories, services and post-paid plans of Brazil’s leading mobile carriers.

•         E-commerce segment, which consists of Cnova’s operations mainly through Cdiscount websites in France and Brazil, and Extra.com.br, Pontofrio.com.br and Casasbahia.com.br websites in Brazil, offering consumer electronics, home appliances, home furnishings, computers, personal goods, leisure and other categories of products.

In the food retail, home appliances and e-commerce segments we also provide extended warranties to our customers upon the sale of home appliances at our stores.

Segment Revenue and Income Distribution

The table below shows the breakdown of our consolidated gross and net operating revenue by operating segment.  Results of the operating segments, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2015
Operating segment	Gross Operating Revenue from the Segment	Percentage of Total Gross Operating Revenue	Net Operating Revenue from the Segment	Percentage of Total Net Operating Revenue
	(in millions of R$)		(in millions of R$)
Food retail	28,934	37.5%	26,744	38.7%
Cash and carry	11,308	14.7%	10,453	15.1%
Home appliances	21,818	28.3%	19,268	27.8%
E-commerce	15,076	19.6%	12,827	18.5%
Eliminations(1)	(82)	(0.1)%	(72)	(0.1)%
Total	77,054	100.0%	69,220	100.0%

____________________

(1)   Eliminations consist of intercompany balances.

Apart from revenues generated by the e-commerce segment, all of our operating revenue is generated in Brazil.  In the e-commerce segment, Brazil is our largest single market.  The table below shows the percentage breakdown of Cnova’s net operating revenue by geographic region for the period from January 1, 2015 to December 31, 2015.

Geographic region	Percentage of Total Net Operating Revenue
Brazil	48.8%
Other countries	51.2%
Total	100%

The table below shows the breakdown of our consolidated net income (loss) by operating segment.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the four segments listed below.

	Year Ended December 31, 2015
Operating segment	Net Income (Loss) from the Segment	Percentage of Total Net Income (Loss)
	(in millions of R$)
Food retail	330	(119.5)%
Cash and carry	171	(62.0)%
Home appliances	232	(84.1)%
E-commerce	(1,009)	365.6%
Total	(276)	100.0%

For more information about our net operating revenues and net income (loss) by operating segment, see “Item 5A.  Operating Results—Results of Operations for 2015, 2014 and 2013.”

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super	Mini-mercado Extra	Minuto Pão de Açúcar	Assaí	Pontofrio	Casas Bahia	Total(1)
As of December 31, 2012	163	138	207	107	–	61	397	568	1,641
During 2013
Opened	5	–	6	57	–	14	5	36	125
Closed	–	–	–	–	–	–	(5)	(2)	(9)
Converted (from)/to	–	–	–	–	–	–	–	–	–
Acquired	–	–	–	–	–	–	–	–	–
As of December 31, 2013	168	138	213	164	–	75	397	602	1,757
During 2014
Opened	8	3	3	83	14	9	27	61	208
Closed	(3)	(1)	(1)	(8)	–	–	(44)	(6)	(63)
Converted (from)/to	8	(3)	(8)	1	2	–	(6)	6	–
Acquired	–	–	–	–	–	–	–	–	–
As of December 31, 2014	181	137	207	240	16	84	374	663	1,902
During 2015
Opened	5	–	1	46	27	11	–	27	117
Closed	(1)	–	(9)	(18)	–	–	(45)	(5)	(78)
Converted (from)/to	–	–	–	(19)	19	–	(75)	75	–
Acquired	–	–	–	–	–	–	–	–	–
As of December 31, 2015(1)	185	137	199	249	62	95	254	760	1,941

____________________

(1)   Excludes 83 gas stations and 157 drugstores.

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, which consists of the states of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo.  The Southeast region accounted for 79.3% of the Company’s consolidated net revenue for the year ended December 31, 2015, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net operating revenue for the year ended December 31, 2015.  In addition, none of these regions represents individually more than 10.4% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2015:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	67	52	22	5	23	16
Extra Hiper	29	42	24	7	20	15
Extra Supermercado	61	84	42	-	12	-
Minimercado Extra and Minuto Pão de Açúcar	204	102	-	-	5	-
Assaí	23	28	12	2	21	9
Pontofrio	28	36	70	100	0	20
Casas Bahia	106	230	108	143	98	75
Total(5)	518	574	278	257	179	135

____________________

(1)   Consists of stores in 136 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Espírito Santo, Minas Gerais, Paraná, Rio Grande do Sul and Santa Catarina.

(3)   This area comprises the states of Alagoas, Bahia, Ceará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and Tocantins.

(4)   This area comprises the states of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

(5)   Excludes 83 gas stations and 157 drugstores.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2015:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	185	236,520	1,278	18,124	9.7%
Extra Hiper	Hypermarket	137	803,352	5,864	30,761	20.6%
Minimercado Extra and Minuto Pão de Açúcar	Proximity Store	311	78,937	254	4,075	1.4%
Extra Supermercado	Supermarket	199	227,987	1,146	12,416	7.0%
Assaí	Cash and Carry	95	372,763	3,924	16,626	15.1%
Pontofrio	Home Appliance Store	254	166,100	654	5,650	5.8%
Casas Bahia	Home Appliance Store	760	934,158	1,229	27,599	21.9%
Cnova(2)	E-commerce	N/A	N/A	N/A	N/A	18.5%
Head office and distribution centers	N/A	N/A	N/A	N/A	30,427	N/A
Total(3)	N/A	1,941	2,819,817	1,453	145,817	100%

____________________

(1)   Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Cnova’s employees are included in head office and distribution centers.

(3)   Excludes 83 gas stations and 157 drugstores.

For a detailed description of net operating revenue for each of our store formats, see “Item 5A.  Operating Results.”

Food Retail Operating Segment

Due to the deteriorating economic conditions in Brazil in 2015, there was a slowdown in household consumption.  In spite of this, the food retail operating segment had significant margin level.  Our food retail operating segment operates under different formats and banners, which we refer to in this annual report as “Multivarejo.” We highlight below the differences in the behavior of our customers in the food retail formats and banners:

Pão de Açúcar Stores

Pão de Açúcar operates supermarkets, which are predominantly located in large urban areas (with over one‑third located in the greater São Paulo metropolitan area).  We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce.  The Pão de Açúcar stores target the Brazilian class A and class B household consumers.  The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service.  Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.  Many stores have shopping advisors that assist customers with inquiries about their particular needs, prices, special discounts and brand information.

As of December 31, 2015, we had 185 Pão de Açúcar stores.  The Pão de Açúcar stores have an average of 1,278 square meters of selling space.  Food products represented 95.7% of gross sales revenue attributable to Pão de Açúcar in 2015 and non-food products represented 4.3%.

The Pão de Açúcar banner recorded gross sales of R$7,054 million in 2015, representing an increase of 5.8% relative to 2014.  This increase was mainly a result of our expansion (five new stores were opened) as well as growth in certain categories, such as beverages and perishables, particularly meat and poultry and seafood.

In 2015, the Pão de Açúcar banner, despite the challenges posed by the adverse Brazilian macroeconomic scenario, maintained its level of profitability during the year compared with the previous year by controlling operating expenses, notwithstanding the higher expenses for electricity and wages.  The Pão de Açúcar banner gained market share for two consecutive years as a result of the focus on monitoring and improving customer service levels, delivering differentiated services and assortment of products.

Extra Hiper Stores

We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra Hiper stores offer the widest assortment of products of any of our store formats and had an average selling area of 5,864 square meters as of December 31, 2015.  The Extra Hiper stores target the Brazilian classes B, C, D and E classes.  As of December 31, 2015, we had 137 Extra Hiper stores.  The sale of food products and non‑food products represented 70.8% and 29.2% of Extra Hiper’s gross sales in 2015, respectively.

Gross sales of the Extra Hiper banner in 2015 reached R$13,674 million, an 4.2% decrease compared to 2014, mainly due to decrease in sales of durable goods, which influenced store traffic.

Extra Supermercado Stores

As of December 31, 2015, we operated 199 Extra Supermercado stores.  Our Extra Supermercado banner is characterized by supermarkets focused on middle-class customers, with an average sales area of 1,146 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores offer quality products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment with exemplary customer service.  The sale of food products and non-food products represented 96.1% and 3.9%, respectively, of Extra Supermercado’s gross sales in 2015.

Gross sales of the Extra Supermercado banner in 2015 reached R$4,878 million, a 3.6% decrease compared to 2014, mainly due to the slowdown in the Brazilian economy and decrease in customer confidence, especially in the middle-class.

The results in 2015 for the Extra banner reflect the effects our price competitiveness strategy and store renovations; however, the sales performance and profitability fell below our expectations or were not sufficient to offset consumer behavior trends and migration of retail channels.  The Extra banner’s profitability during 2015 was lower than in the previous year, although our operating margin levels were higher than other food retailers in Latin America.  We intend to continue our renovation and price competitiveness efforts in addition to improving the quality and assortment of perishables, and reducing inventory.

Proximity Stores (Minimercado Extra and Minuto Pão de Açúcar)

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

In 2014, we opened the first Minuto Pão de Açúcar, another proximity store banner, which offers a differentiated assortment of products and services to meet the needs of high income customers, while Minimercado Extra is focused on middle-class customers.

As of December 31, 2015, the Minimercado Extra and Minuto Pão de Açúcar stores had an average of 254 square meters of selling space.  The sale of food products and non-food products represented 98.1% and 1.9%, respectively, of proximity stores gross sales in 2015.

Gross sales of the proximity stores in 2015 reached R$1,010 million, a 49.1% increase compared to 2014, mainly due to the opening of 73 new stores in 2015 (46 Minimercado Extra and 27 Minuto Pão de Açúcar), totaling 311 proximity stores as of December 31, 2015.  We expect to continue expanding the number of our proximity stores.

We significantly improved the performance of our proximity format during 2015 and reached the expected positive operational performance in the last quarter of 2015, despite opening 73 new stores in 2015.  We were able to successfully implement our proximity format strategy to better meet consumers’ needs with the clusterization of our stores.

Other Businesses

Other businesses include gas stations, drugstores, food delivery and revenues related to rentals of commercial property.  Gross sales from other businesses increased by 16.4%, R$1,993 million in 2014 to R$2,319 million in 2015, mainly due to an increase in gas prices and increase in rental prices.  Other businesses are included in the food retail segment.

Gas Stations

As of December 31, 2015, we operated 83 gas stations.  The vast majority of our gas stations are located within the parking area of certain of our stores, mainly in Extra Hiper stores.  The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.  We opened one gas station in 2015.

Drugstores

As of December 31, 2015, we operated 157 drugstores in 16 states and in the Federal District.  Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores.

Food Delivery and In-Store Pick-Up

We have consolidated our leadership in food e-commerce through our food delivery platforms, including Pão de Açúcar Delivery, or PA Delivery, launched in 1995, and Extra Delivery, launched in 2012, through which our customers can order their products online and receive them at home (within 24 hours for “conventional” delivery and four hours for “express” delivery).

In January 2013 we launched our “In-Store Pick-Up” service, a new purchasing option through which our customers are able to order online and choose the best time to pick up their food order in select Pão de Açúcar stores.  In November 2013, we launched our “In-Store Pick-Up” service in our Extra stores.

As of December 31, 2015, we operated four “conventional” PA Delivery units, (two located in the greater São Paulo region and one in each of Rio de Janeiro and Brasília) and six “express” PA Delivery units (all located in the greater São Paulo region).  As of December 31, 2015, our “Click & Collect” service was available in seven Pão de Açúcar stores (all located in the greater São Paulo region).

As of December 31, 2015, we operated two Extra Delivery units (one located in each of São Paulo and Rio de Janeiro).  As of December 31, 2015, our “Click & Collect” service was available in two Extra stores (all located in the greater São Paulo region).

GPA Malls

In 2015, GPA Malls added 13,000 square meters of gross leasable area, or GLA, and, as of December 31, 2015, GPA Malls had a total GLA of 338,000 square meters.

Cash and Carry Operating Segment

Assaí Stores

Assaí has been operating in the cash and carry segment for 40 years.  In 2015, we expanded our cash and carry business and invested in organic growth by opening 11 new Assaí stores in seven Brazilian states, totaling 95 stores as of December 31, 2015, strengthening the Assaí banner’s national footprint, besides generating sufficient cash to fund its own growth during 2015.  We expect to continue growing this operating segment.  In 2015, the Assaí banner had gross sales of R$11,308 million, an increase of 25.9% compared to 2014.

Beginning in 2012, Assaí launched a new format for its stores, which operate as mini distribution centers and do not rely on a logistics infrastructure, as deliveries are made directly by the supplier.  These standard stores are characterized by wider aisles and high ceilings, which facilitate the loading and increase up to six times the capacity of storage of goods.  In addition, other characteristic features of these standard stores include a larger assortment of goods and improved ambiance, including covered parking, air conditioning and natural lighting.

This set of initiatives resulted in a more convenient experience for our customers, which, consequently, increased our customer flow and loyalty.  Assaí’s customers include individual consumers and corporations, such as prepared food retailers (such as restaurants, pizzerias and snack bars), conventional retailers (such as grocery stores and neighborhood supermarkets) and end users (such as schools, small businesses, churches and hospitals).

In 2016, we expect the Assaí banner will continue to focus on organic expansion and be funded by its cash generation and efficient management of working capital.

Home Appliances Operating Segment

The durable goods industry suffered major setbacks in 2015 and Via Varejo focused on making operational adjustments and continuing the implementation of its long-term initiatives, such as store layout improvements, category management development and provision of new services.  These measures helped consolidate our market leadership and strengthen our competitive advantages in 2015.

We accelerated our initiatives to increase operating efficiency, such as optimization of the logistics network and back office synergies among the group companies, in addition to implementing a structural adjustment plan, which involved optimization of processes and rationalization of expenses.

Cost-cutting measures in the home appliances operating segment in 2015 included rationalizing our store portfolio, with the closure of 39 unprofitable stores, revising our logistics network, decreasing headcount by approximately 13,000 jobs and renegotiating rental agreements.

Despite the unfavorable economic conditions in Brazil, we are continuing our strategy of investing in projects aimed at strengthening our competitive advantages, obtaining sustainable market share gains and meeting the needs of an increasingly demanding and dynamic consumer.  During 2015, we renovated 176 stores in the new mobile concept, which consists of:  more attractive store environments; product displays that allow customers to test products; highly trained sales staff; a dedicated checkout area; and the ability for customers to purchase post-paid mobile plans in addition to previously offered pre-paid plans.  During 2015, we also renovated 121 furniture concept stores, with enhancements to the store environment design, fabrication and decorations, enhanced sales staff training and offering of products, services and financing options.  Finally, during 2015 we converted 81 stores from Ponto Frio banner to Casas Bahia banner to better adapt our brand positioning to the specific regions in which we operate.

We also obtained additional synergies from other companies of GPA and completed the implementation of Click & Collect across all Via Varejo stores, including the sale of Via Varejo products through the websites of Cnova.

Pontofrio Stores

Our Pontofrio stores specialize in sales of home appliances, such as consumer electronics.  As of December 31, 2015, we operated 254 Pontofrio stores.  In 2015, Pontofrio stores had gross sales of R$4,508 million, a 23.7% decrease compared to 2014.

Our Pontofrio stores target middle- and higher-income customers, and our strategy is to open more stores in shopping malls focused on high income customers (A and B income classes).  We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties.

Casas Bahia Stores

Our Casas Bahia stores specialize in furniture and home appliances.  As of December 31, 2015, we operated 760 stores.  In 2015, Casas Bahia stores’ gross sales totaled R$17,228 million, a decrease of 12.9% compared to 2014.

Our Casas Bahia stores target middle- and lower-income customers (B and C income classes), who are attracted by flexible payment alternatives, including installment plans.  Casas Bahia stores are generally larger than Pontofrio stores.  Our Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

In 2015, we opened 27 new home appliance stores, all of which were Casas Bahia stores, and converted 81 stores from Pontofrio to Casas Bahia.

E-commerce Operating Segment

Our e-commerce segment focuses on two key markets:  France and Brazil.  We partially measure our performance in the e-commerce operating segment in gross merchandise volume (“GMV”), which is the total volume of merchandise and services sold over a given period of time on our websites, including marketplace businesses.  For the year ended December 31, 2015, Cnova had GMV of €4,868.0 million (US$5,286.1 million), representing a 18.4% increase over GMV for the year ended December 31, 2014, on a constant exchange rate basis.

Cnova strives to provide customers with a high value proposition through a low-cost business model that allows it to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions.  Cnova achieves this through scalable and proprietary technology platforms and preferred relationships with Casino, CBD and Éxito, which are among the largest retailers in the two key markets in which we operate.

As of December 31, 2015, Cnova offered its 14.9 million active customers access to a wide and growing assortment of approximately 29 million product offerings through a combination of direct sales and marketplaces.  Cnova had more than 38 million placed orders in the year ended December 31, 2015, representing a 22% increase from the year ended December 31, 2014, while its active customers increased by 11% over the same period.  Cnova’s most significant product offerings categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings.  Cnova’s branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most recognized in the markets in which Cnova operates.

Cnova benefits from joint purchasing power, as well as Casino’s, CBD’s and Éxito’s brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure.  This enables Cnova, among other things, to offer competitive pricing and popular customer services relative to our competitors, including the Click‑and-Collect delivery option whereby customers can select a nearby location to pick up their purchased products, generally at a lower cost and in a quicker manner.  Our approximately 22,000 Click-and-Collect locations across the markets in which we operate provide us with a competitive advantage.  In France, our approximately 19,800 pick-up locations afford us with a significant advantage over our competitors, in particular for heavy products, for which we counted about 500 pick-up points as of the end of 2015.  During the 2015 fiscal year, approximately 65% of our orders in France were delivered through Click and Collect, for light products but also for heavy products, accounting for approximately 65% of our French revenues.

In Brazil, Cnova has been leveraging CBD’s network to increase the number of pick-up points, where customers can pick-up their orders for goods not offered by the physical stores.  As of the end of December 2015, the Click-and-Collect network represented 1,300 pick-up locations in Brazil.

In 2015, the e-commerce segment’s net operating revenue totaled R$12.8 million, of which sales in Brazil and France accounted for 48.6% and 51.4%, respectively.  Cnova has a market share of slightly less than 20% of the Brazilian e-commerce market, as measured by e-Bit, and is the second largest e-commerce company in Brazil.

Cnova is one of the leading e-commerce companies in France, with 27.4% of market share in the fourth quarter 2015.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and helped to boost fourth quarter sales of mainly non-food categories.  Average sales revenues during the fourth quarter are typically 30% above average sales revenues during the other quarters.

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

In the home appliances operating segment, all our products are ready-for-sale products that we purchase and resell to our end-user consumers.  We generally do not sell products in the home appliances operating segment under our own brands, but we offer value-added services, such as extended warranties.

In the e-commerce operating segment, we offer approximately 29 million product offerings on our sites through our direct sales and marketplace businesses across a variety of categories:  (i) consumer electronics category, mainly televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and stereo systems, under third-party brands and our private labels (Continental Edison and Oceanic); (ii) home appliances category, which focuses on small and large electric household appliances; (iii) home furnishings category, principally furniture and accessories, home décor, gardening equipment and tools, under third-party brands and our private labels (Bartira and Finlandek); (iv) computers category, which focuses on desktop and laptop computers, computer screens, printers, scanners, copiers and computer components; (v) personal goods category, which includes apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry; (vi) leisure category, which includes toys, games, video games, video game systems, books and DVDs; and (vii) other category, which includes non-perishable groceries, wines, automotive products and personal care products.

Suppliers

The purchasing of food products for all of our banners, excluding Assaí, is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unaffiliated suppliers.  As a result, we are not dependent on any single supplier.

The purchasing of electronic products for Pontofrio, Casas Bahia, Extra-Hypermarket and for our Brazilian e‑commerce operating segment is made by Via Varejo, which purchases from a small number of primarily Brazilian suppliers.  We do not depend on any single supplier in our home appliance and e-commerce operating segments.  In 2015, our largest supplier in the home appliance segment, represented 16.5% of our sales in this segment.  The ten largest suppliers in the home appliance segment represented 53.2% of our respective sales.  Bartira represented 5.8% of our sales in the home appliance segment in 2015.  In addition, in 2015, our largest supplier in the e-commerce operating segment represented approximately 15.5% of our net sales in this segment.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 48 distribution centers and depots strategically located in 19 Brazilian states and the Federal District with a total storage capacity of approximately 1.33 million square meters.  The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non‑productive store inventories.

Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2015, we inaugurated our first distribution center focused on our home appliances and food retail segments.  The 75,000 m² distribution center is located in the city of Cabo de Santo Agostinho, which is 7 km far from the Port of Suape, an important economic center in the state of Pernambuco, in the Northeast region of Brazil.  This distribution center may be expanded to 100,000 m², and has installed capacity for 60,000 pallets.

We expect that the new distribution center in Cabo de Santo Agostinho will reduce costs and expedite supply of products to local stores, delivery to customers and the import process.  We expect that the new distribution center will meet part of the growing logistics demands in the nine states in the Northeast region.

In addition, we also consolidated the distribution centers in the city of Camaçari, in the state of Bahia, in the Northeast region, and in the city of Jundiaí, in the state of São Paulo, in the Southeast region, into a single distribution center shared between Via Varejo and Cnova which has been reorganized by SKU (stock keeping unit – a unit of inventory control).  Shared operations, including with respect to both freight and infrastructure, have resulted in cost reductions and improved customer services and delivery times, in particular in the Northeast region, where delivery times fell from an average of nine days to five.

In 2016, we aim to introduce shared operations at an additional 24 Via Varejo distribution centers, including distribution centers that handle durable household goods sold in the food retail segment.  Under our distribution center sharing plans, Via Varejo is expected to distribute all items for the shared distribution center.

In our e-commerce segment, we utilize ten fulfillment centers in France (with a total of approximately 305,000 square meters) and ten in Brazil (with a total of approximately 330,000 square meters).  To support the growth of our e-commerce business, in 2015, we opened two new warehouses on the same site of Saint Mard (France, in the Paris area) for large items and started synergistic operations in Brazil with distribution centers already run by Via Varejo in Contagem (state of Minas Gerais,, Southeast region) and Cabo de Santo Agostinho (state of Pernambuco, Northeast region).  In addition we opened in late 2015 a new warehouse in São José dos Pinhais (state of Paraná, South region) which adds approximately 18,000 square meters to our storage space.

Our logistics and distribution processes are organized in accordance with the products and services sold under our banners.  Accordingly, our distribution processes are guided by the procedures described below.

Stores, Supermarkets and Hypermarkets

As of December 31, 2015, the logistic process to supply our stores, supermarkets, hypermarkets and our cash and carry operation, excluding drugstores and gas stations, included 24 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia, Paraná and the Federal District, corresponding to a 511,349 square meter area including both our own and outsourced distribution centers.  Our distribution process is performed by an outsourced fleet.  As of December 31, 2015, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was 87% excluding our cash and carry operation.  Including our cash and carry operation, our centralization rate was 75%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.”  As of December 31, 2015, 13% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.  Including our cash and carry operation, 25% of our stores’ sales corresponded to “Direct Delivery” products.

Electronic Products and Home Appliances – Casas Bahia and Pontofrio Stores

The logistics process associated with our Casas Bahia and Pontofrio stores involves an analysis of forecast sales, which we use to submit orders to our suppliers.  Once these orders are issued, the delivery of products is managed by Via Varejo’s supply chain area, which analyzes inventory levels, sales estimates by store and other variables, and schedules the delivery of the requested products with our suppliers.  The products are delivered and distributed among Via Varejo’s distribution centers, which as of December 31, 2015 totaled 24 distribution centers located in 19 Brazilian states (São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Bahia, Espírito Santo, Maranhão, Piauí, Goiás, Mato Grosso, Mato Grosso do Sul, Santa Catarina, Ceará, Rio Grande do Sul, Pernambuco, Alagoas, Rio Grande do Norte, Sergipe and Tocantins) and the Federal District, corresponding to an 698,286 square meter area.

Food Delivery

Our PA Delivery and Extra Delivery units currently share the same inventories with the retail stores where these units are strategically located in order to optimize logistics and attend to a greater delivery area.  We completed construction of the dedicated distribution center “pick-up center” in City of São Paulo, which will replace the current distribution operation of our “conventional” delivery units located in the greater São Paulo region.

Cnova

Providing efficient and reliable fulfillment services and fast and convenient delivery options are key parts of our e-commerce business model.  Cnova offers customers a range of shipping and delivery options, including the Click‑and-Collect option whereby customers can select a convenient location to pick up products they purchase on our sites.  Because we are part of the Casino Group, we have access to large retail networks to serve as exclusive pick-up locations, giving us a distinct competitive advantage.  We are also focused on providing reliable and efficient fulfillment services, for which we use multiple warehouses.  We have in place tracking systems that provide our customers with updates on the status of their order at different steps in the fulfillment process.  In addition, we invest in automation and custom design of some of our warehouse space to more efficiently process orders, which is designed to result in cost savings, for us.

For the year ended December 31, 2015, we shipped, on average, approximately 109,100 packages per day from our warehouses, of which approximately 59,000 were shipped within France and approximately 49,700 within Brazil.

In order to further grow and increase the profitability of our marketplace business, we offer fulfillment services to our marketplace sellers in France.  If a marketplace seller chooses to use our fulfillment services, the seller delivers their products to one of our warehouses, and we handle the fulfillment of any orders placed in our marketplace for such products in exchange for a processing fee.

Drugstores

Our drugstores are supplied with medications and other products, such as cosmetics.  The logistics system varies between centralized deliveries through our warehouses and decentralized deliveries.  We have supply agreements with the main pharmaceutical distributors in the country, as well as regional distributors across Brazil.

Gas Stations

Our gas stations are supplied by exclusive suppliers.  In 2015, we used four suppliers.  Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station.  Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas (gás natural veicular), or GNV, is different.  GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance boxes, using specific pipelines.

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

In 2015, our marketing efforts were focused on adapting to changing consumers’ needs in light of the economic downturn, notably making adjustments to the assortment of products and increasing competitiveness, supported by initiatives to improve operating efficiency.

In 2013, 2014 and 2015, we spent approximately R$912 million, R$1,045 million and R$1,072 million, respectively, on advertising (approximately 1.6%, 1.6% and 1.5%, respectively, of total net operating revenue in each year) accounted for as sales expenses.

FIC, Investcred and Agreement with Bradesco

Before our acquisition of Via Varejo, Via Varejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred.  In December 2009, we amended our partnership with Itaú Unibanco to include Investcred in the partnership and to extend the FIC’s term for an additional five years.  Itaú Unibanco paid us R$600 million in 2009, of which R$550 million was related to Itaú Unibanco’s breach of the exclusivity clause, which allowed it to obtain the right to enter into similar partnerships with other retailers and R$50 million was related to the extension of the term through August 28, 2029.

FIC operates service kiosks in our stores that have exclusive rights to offer credit cards, financial services and insurance, except for extended warranties.  FIC has been operating for more than ten years and as of December 31, 2015 had a portfolio of 3.9 million credit card accounts from customers (including the customer base of Investcred).  Each of our Company and Itaú Unibanco holds 50% of FIC’s capital stock.  The retail segment holds 36% of FIC through CBD, and the home appliances segment holds 14% through Via Varejo.  Itaú Unibanco is responsible for the financial and operational policies of FIC, appointing the majority of its officers.

While 2015 was a challenging year in terms of credit performance in general, FIC was able to control costs and increase revenues.  In 2015, FIC had a profit of R$226 million, an increase of 3% compared to 2014.

We maintain our strategy to increase FIC card’s share of sales and to make it the best payment option in our stores and e-commerce operations, with exclusive benefits and advantages for card holders.  We also continue to maintain our focus in credit management and fraud.

The table below sets forth the breakdown of FIC’s customers in 2013, 2014 and 2015:

Total number of clients (in thousands)	2013	2014	2015
Credit cards	3,770	3,916	3,910

In 2015, Via Varejo entered into amendments with Banco Bradesco S.A. and Banco Bradescard S.A., collectively referred to in this annual report as Bradesco, to (i) the operational agreement which regulates the offer by Bradesco of co-branded credit cards and other financial products related thereto for the brand Casas Bahia, and (ii) the agreement relating to the provisions of services by Via Varejo to Bradesco as a correspondent bank (correspondente bancário), which is a type of service in the Brazilian banking industry that is regulated by the National Monetary Council.  As a correspondent bank of Bradesco, Via Varejo is responsible for promoting, selling and marketing Bradesco’s products, obtaining all of the necessary documentation and supplying all information required for the approval of loans by Bradesco.  Pursuant to the agreement, Bradesco pays Via Varejo, as its correspondent bank, a commission based on the amount of the loan that Bradesco disburses to each of our customers.

The term of the operational agreement and the correspondent services agreement have been extended until August 28, 2029.  In addition, on December 4, 2015, Bradesco made a payment to Via Varejo of R$550 million as an advance of fees that will be payable by Bradesco to Via Varejo under the agreements.  This payment may be used by Bradesco to offset the fees that will be due by Bradesco to Via Varejo in the next nine years.  We recognized the payment related to advance of fees as deferred income in our financial statements. Bradesco also paid Via Varejo R$153.8 million related to additional fees provided for in the agreements.

Credit Sales

In 2015, 57.5% of our net operating revenue was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as described below:

Credit card sales.  All of our store formats and our e-commerce operations accept payment for purchases with main credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC.  Sales to customers using credit cards accounted for 47.4%, 48.4% and 47.7% of our consolidated net operating revenue in 2013, 2014 and 2015, respectively.  Of this total, sales through our FIC co-branded credit cards accounted for 8.9% of our net operating revenue in 2015.  An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales.  Our Extra hypermarkets and Pontofrio and Casas Bahia stores offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards.  Sales to customers using credit cards on an installment basis accounted for 59%, 59% and 54% of our total credit card sales (mentioned above) in 2013, 2014 and 2015, respectively.  An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Installment sales (“Crediário”).  Our Casas Bahia and Pontofrio stores offer access to credit through payment books (“carnês”) to our customers to finance their purchases.  Sales to customers using payment books accounted for 3.9% of our consolidated net operating revenue in 2015.  Installment sales are widely used in the Brazilian home appliance market.  Via Varejo retains the risk over the receivables sold, accruing for losses as deemed necessary.  The cost of sales of receivables is considered as a financial expense.

Food vouchers.  We accept as payment in our food stores vouchers issued by third-party agents to participating companies who provide them to their employees as a fringe benefit.  Food vouchers accounted for 4.6%, 4.9% and 5.8% of our consolidated net operating revenue in 2013, 2014 and 2015, respectively.  Credit risk is assumed by the voucher issuing companies.

Technology

We invested R$353 million, R$385 million and R$334 million, in information technology in 2013, 2014 and 2015, respectively.  We are identifying opportunities and mapping efficiency gains by integrating our various operating segments, focusing on governance and our customers.  Since 2014, our information technology department has negotiated with suppliers of services and software reduction of costs on projects and contracts, because of sharing services between our subsidiaries and GPA’s that created economies of scale.  In 2015, our information technology department’s expenses decreased approximately 20%.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado, Minimercado Extra, Pão de Açúcar, Minuto Pão de Açúcar, Pontofrio, Casas Bahia and Assaí) with respect to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2015, our most important trademarks (Pão de Açúcar, Extra, Conviva, Qualitá, Taeq, Pontofrio, Casas Bahia, Assaí, and Barateiro, among others) were duly registered with INPI and we had approximately 3,931 trademarks registered or in the process of being registered in Brazil and abroad (3,485 trademarks in Brazil alone).  We did not have any registered patents as of December 31, 2015.

Our business relies on intellectual property that includes the content of our sites, our registered domain names and our registered and unregistered trademarks.  We believe that the Pão de Açúcar, Extra, Casas Bahia, Pontofrio and other domain names we use in our e-commerce business, as well as our Bartira, Finlandek, Atmosfera, Continental Edison and Oceanic private labels, are valuable assets and essential to the identity of our business.  We further believe that our technology infrastructure is an important asset of our e-commerce business.

We own the following domain names, among others:  www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.deliveryextra.com.br, www.assai.com.br, www.pontofrio.com, www.casasbahia.com.br, www.barateiro.com.br, www.partiuviagens.com.br, www.cnova.com, www.cdiscount.com.br and www.cdiscount.com.  Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad.  Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour.  In 1995, the U.S. chain Walmart has also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry.  Thus, the Brazilian retail food industry is highly competitive.  Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

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

Our competitors vary depending on the regional location of the stores.  Our principal competitors in food retail in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda and Walmart.  In the city of Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia.  In the state of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets.  In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

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

In relation to our food products e-commerce, our PA Delivery and Extra Delivery units are market leaders and do not face competition at the national level; however there are relevant competitors in local markets, such as Zona Sul, in the city of Rio de Janeiro, and Sonda, in the city of São Paulo.

In non-food products e-commerce, we compete with both e-commerce businesses, including direct sales e‑commerce platforms and marketplaces, and traditional retailers, including with their storefronts and e-commerce platforms.  Our competitors vary per country and product category.  Our competitors vary per country and product category.  In France, competition is fierce and several M&A transactions could strengthen some of our key competitors.  For example FNAC S.A. announced in April 2016 it planned to acquire Darty plc.  Our main competitor is Amazon.  We also compete with FNAC/Darty, LDLC and RDC (which was recently acquired by the French large retailer Carrefour), in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and in the case of Amazon and FNAC/Darty, also with respect to cultural products, such as books, music and DVDs.  We also compete in France with MGD, with respect to home appliances, FNAC/Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama, in the home furnishings products category.  In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products.

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

Our e-commerce business is subject to laws and regulations related to the Internet, e-commerce, m-commerce, consumer protection, data privacy, data protection and information technology.  However, laws and regulations in these areas are not fully settled and are currently undergoing rapid development.  While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, there has been a trend toward increased consumer and data privacy protection.  In addition, it is possible that general business regulations and laws, or those specifically governing the Internet, e-commerce or m-commerce, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

Environmental and Social Matters

Consistent with the policies of the Casino Group, we are committed to sustainability at various levels of our organizational structure.  In 2014, we created the Corporate Sustainability and Responsibility, or CSR, department which applies to all of our operating segments and reports directly to our Vice-President of Human Resources.  In 2015, the CSR committee (a subcommittee of our board of directors) held six meetings and other subcommittees were created to complement the CSR committee and support its agenda.  In addition, in 2015, we:

•         launched a GPA charter of commitment towards diversity and increased the total number of GPA employees with disabilities by 34% to 4,200 employees;

•         created an executive women committee to develop an action plan, aimed at taking measures to encourage gender equality in leadership positions across the Company;

•         implemented energy efficient projects, including new lighting, air conditioning and refrigeration under the “Green Yellow Brazil” initiative in all of our Extra hypermarkets.  Energy efficiency initiatives have also been implemented in about 20 supermarkets;

•         continued to improve our waste management processes as a priority in all banners.  GPA is very active in the shaping of the Brazilian government’s National Policy of Solid Waste.  Via Varejo’s recycling program enables collection of packaging from more than 400 stores, Multi-format (Multivarejo) and Assaí stores focus on reducing waste by donating 3,000 tons of fruits and vegetables, and 215 Multi-format (Multivarejo) stores have integrated composting processes.  By the end of 2015, 248 recycling stations were also available for customers in Extra, Pão de Açúcar and Assaí stores;

•         were leaders in the Casino Group’s food donation program, in which all stores under the Assaí, Extra, Pão de Açúcar, Casas Bahia and Ponto Frio banners donated about 700 tons of non-perishable food items to partner institutions with the help of more than 1,000 employees and 8,000 volunteers; and

•         improved our quality control and social compliance programs, such as Quality from the Source (Qualidade desde a Origem) and our Evolutionary Quality Program (Programa Evolutive de Qualidade).  We visited, inspected and supported suppliers and factories in order to verify quality, health and safety and general compliance in our supply chain.  We have provided social compliance training to 255 employees from our purchasing department and increased the number audits in at-risk countries.  In Brazil, GPA is a member of the ABVTEX, which certifies all Brazilian textile suppliers, and also led a study about meat procurement, with a related GPA policy launched in March 2016.

4C.               Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of July 31, 2016:

For further information on our subsidiaries, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

4D.               Property, Plants and Equipment

We own 138 stores, 16 distribution centers (warehouses) and a portion of the real estate property where our headquarters are located.  The remaining 1,803 stores and 54 distribution centers we operate in Brazil and the remaining portion of the real estate property where our headquarters are located are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 98 leases expiring by the end of 2016.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  As of December 31, 2015, we leased 15 properties from members of the Diniz Family and 62 stores from Fundo de Investimento Imobiliário Península, which is owned by the Diniz Family.  In addition, as of December 31, 2015, we had lease agreements with the Klein Family regarding 315 properties, among distribution centers, stores and administrative buildings.  Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.  See “Item 7B.  Related Party Transactions—Lease Agreements with the Klein Family” and note 12 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2015:

	Owned		Leased		Total(1)
	Number	Area (in square meters)	Number	Area (in square meters)	Number	Area (in square meters)
Pão de Açúcar	43	56.095	142	180.425	185	236.520
Extra Hiper	43	246.362	94	556.990	137	803.352
Extra Supermercado	29	39.220	170	188.767	199	227.987
Proximity	1	212	310	78.725	311	78.937
Assaí	12	54.024	83	318.739	95	372.763
Pontofrio	10	11.105	244	154.995	254	166.100
Casas Bahia	-	-	760	934.158	760	934.158
Total Stores	138	407.018	1.803	2.412.799	1.941	2.819.817
Warehouses (2)	16	868,915	54	1,017,370	70	1,886,285
Headquarters	4	58,246	19	51,182	23	109,428
Total	158	1.334.179	1.876	3.481.351	2.034	4.815.530

____________________

(1)   Excludes 83 gas stations and 157 drugstores.

(2)   Includes 12 commercial warehouses of Via Varejo.  Of the 21 warehouses that support our e-commerce segment (more than 676,000 square meters of storage area), all of which are leased or operated by third parties, 10 are located in France (approximately 305,000 square meters of storage area), ten are located in Brazil (approximately 334,000 square meters of storage area) and one is located in Colombia (approximately 5,900 square meters of storage area).

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

Despite recent signs of economic recovery, the unfavorable global economic environment and its related uncertainties combined with the end of the commodities boom have adversely affected the Brazilian economy since 2011.  Brazilian GDP was -3.8% in 2015, compared to growth rates of 0.1% in 2014, 2.7% in 2013, 0.9% in 2012, 2.7% in 2011 and 7.5% in 2010.  Inflation has continued to rise, from 5.9% and 6.4% in 2013 and 2014 to 10.7% in 2015, and the real depreciated 66.7% against the U.S. dollar from January 2013 to December 2015, dropping to a two-decade low in September 2015.  International reserves decreased from US$375.4 billion in 2014 to US$357.0 billion in 2015.

According to IBGE, the average real income of Brazil’s workforce in 2015 was estimated at R$2,035.50, with a 5.8% decrease over 2014.  Between 2005 and 2015, the purchasing power related to the average real income of Brazil’s workforce increased 23.2%, while unemployment fell from 8.3% in December 2005 to 6.9% in December 2015.  The Committee on Monetary Policy (Comitê de Política Monetária) increased the SELIC rate from 10.0% at the end of 2013 to 11.75% at the end of 2014 and to 14.25% at the end of 2015.

In September 2015, Standard & Poor’s reduced Brazil’s sovereign credit rating from BB-plus to BBB-minus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties.  In December 2015, Moody’s placed Brazil’s Baa3 issuer and bond ratings on review for downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions.  Subsequently, Fitch downgraded Brazil’s sovereign-credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession.  As a result, Brazil lost its investment grade status and as a consequence thereof there is an expectation of an increase in borrowing costs, further difficulty in securing credit and a rise in inflation.  In the International Monetary Fund’s most recent World Economic Outlook, the Brazilian GDP is projected to contract 3.3% during 2016.

A prolongation of the current recession would lead to a further decline in household consumption as a result of a general rise in prices, an unfavorable exchange rate against the U.S. dollar, and high unemployment, which would adversely affect our results of operations and financial condition.  Similarly, future changes in inflation would have a negative effect on our results of operations and financial condition, as our contracts are partially readjusted based on Brazil’s national inflation indices and the majority of our financial revenues and financial expenses have variable interest rates.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31,
	2013	2014	2015
GDP Growth(1)	2.7%	0.1%	-3.8%
Inflation (IGP-M) (%)(2)	5.5%	3.7%	10.5%
Inflation (IPCA) (%)(3)	5.9%	6.4%	10.7%
CDI (%)(4)	8.1%	10.8%	13.2%
TJLP (%)(5)	5.0%	5.0%	7.0%
SELIC rate (%)(6)	10.0%	11.8%	14.3%
Appreciation (depreciation) of real before USD (%)	(14.6%)	(13.4)%	(47.0)%
Exchange rate (closing) R$ per USD 1.00(7)	2.343	2.656	3.905
Average exchange rate R$ per USD 1.00(8)	2.161	2.355	3.339

____________________

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

Financial Presentation and Accounting Policies

As described in the Explanatory Note on page 2, as a result of the adjustments in Cnova’s financial statements for the fiscal years ended December 31, 2014 and 2013, which totaled R$557 million, our consolidated financial statements as of and for the years ended December 31, 2014 and 2013 were restated. We recorded the effect of R$504 million in statement of income and R$53 million directly in shareholders’ equity. For further information on the effect in our consolidated financial statements, see note 1.5, “Cnova’s investigation and restatement of comparative periods in the financial statements,” to our audited consolidated financial statements included elsewhere in this annual report.

We have identified material weaknesses in our internal controls and procedures. For information on the material weaknesses identified in our internal controls and procedures, see “Item 15. Controls and Procedures.”

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

Lease commitments – Company as lessee

We have entered into certain commercial property leases as part of our operations.  Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

Estimated impairment of goodwill and intangibles

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 4 to our consolidated financial statements and international accounting standard, or IAS, 36 Impairment of Assets.  Other intangible assets, the useful lives of which are indefinite, such as brands and commercial rights were submitted to impairment tests according to the same calculation criteria used for goodwill.

As of December 31, 2015, the Company calculated the recoverable amount of goodwill arising from past acquisitions, which balance ceased to be amortized as of January 1, 2008, for the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, the goodwill arising from business combinations and trade names with indefinite useful lives were allocated to our four operating segments, which consists of our retail, home appliances, cash and carry and e-commerce operating segments.

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use, which was itself based on cash flow projections arising from financial budgets approved by senior management for the next three years.  The discount rate before income tax on cash flow projections is 12.5% (11.4% as of December 31, 2014), and the projected cash flows beyond three years are extrapolated using a growth rate of 6.2% for Food Retail, E-commerce and Home Appliances and 8.0% for Cash and Carry (6.7% as of December 31, 2014). Based on this analysis, no impairment loss was identified.

For brands, the value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits.  Given the indefinite useful life of the brand, we consider a perpetual growth of 6.6% in the preparation of the discounted cash flow.  The royalty rates ranged from 0.4% to 0.9%, depending on which brand was used.

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

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax income and expense already recorded.  We establish provisions, based on reasonable estimates, for consequences of audits by the tax authorities of the respective jurisdictions in which we operate.  The amount of the provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s jurisdiction.

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

We have tax loss carry forwards amounting to a tax benefit of R$232 million as of December 31, 2015 (R$354 million as of December 31, 2014).  These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances, however, the use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

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

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  We disclose the assumptions and models used for estimating fair value for share-based payment transactions in note 25.5 to our consolidated financial statements included in this annual report.

Provision for risks

The Company is party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. For details on legal proceedings, see note 22 to our consolidated financial statements included in this annual report.

Estimated losses in allowance for doubtful accounts

Subsidiary Via Varejo has accounts receivable of installment sales to be received from individual customers, whose estimated losses are made based on a percentage obtained by analyzing the behavior of the portfolio over the past months and updated at each accounting closing period.

Recoverable taxes

The Company has recoverable tax credits related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The estimate of future recoverability of these tax credits is made based on growth projections, operational matters and the consumption of the credits by the Group companies. For details of credits and compensation, see note 11 to our consolidated financial statements included in this annual report.

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

Estimated returns and cancellations are recognized as sales revenue is incurred.  These estimates are based on sales volumes and historical returns and cancelations data for each business segment.  Revenue is recorded net of sales returns and cancelations.

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

The E-Commerce Reorganization and Business Combinations

On July 11, 2014, we, the Casino Group, Via Varejo, Nova HoldCo and Cnova Brazil entered into the Cnova Framework and IPO Agreement.  Subsequently, Cnova, Éxito, Cdiscount, Germán Quiroga and another founder of Nova HoldCo also became parties to the Cnova Framework and IPO Agreement, which provided for the reorganization of the e-commerce business of the Casino Group and its affiliates in France, Latin America (including Brazil), Africa and Asia under the common ownership and/or control of Cnova.  The reorganization was effected in accordance with the Cnova Framework and IPO Agreement through the steps described below.

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

(ii)   Nova HoldCo effected a contribution in kind of substantially all of its assets and liabilities to a wholly‑owned Brazilian subsidiary, Cnova Brazil, as a result of which Cnova Brazil owns our and Via Varejo’s Brazilian e-commerce businesses;

(iii)  Nova HoldCo reorganized the ownership structure of Cnova Brazil, such that, prior to the completion of step (iv), 100% of the share capital of Cnova Brazil was held by DutchCo, which is in turn a wholly‑owned subsidiary of LuxCo, which is in turn a wholly-owned subsidiary of Nova HoldCo;

(iv)  Following the completion of the preceding steps, DutchCo contributed all of the issued and outstanding shares in Cnova Brazil to Cnova, as a result of which Cnova owns our and Via Varejo’s Brazilian e-commerce businesses;

(v)   the Casino Group transferred 30% of its indirect interest in C-Asia, which controls the Casino Group’s e-commerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount, resulting in Cnova acquiring indirectly 60% of the equity interests in C-Asia; and

(vi)  Cnova obtained control over the e-commerce business of the Casino Group in Colombia, operated through Cdiscount Colombia.  In connection with this step, Éxito S.A. contributed 21% of its equity interest in Cdiscount Colombia to Cnova in consideration for 0.16% of Cnova’s share capital.

Following the reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the e-commerce business of the Casino Group and its affiliate entities in France, Latin America (including Brazil), Africa and Asia.  We began consolidating the results of Cnova’s non‑Brazilian business on July 31, 2014.

On December 22, 2015, at an extraordinary shareholders’ meeting, our shareholders approved the merger of Nova HoldCo into CBD to simplify our corporate structure.  Following this transaction, we maintained control of Cnova N.V. through our holdings in Marneylectro S.à.r.l and Marneylectro B.V.

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

On October 31, 2013, our shareholders approved at an extraordinary shareholders’ meeting the exercise of the option to purchase the remaining interest in Bartira and an exercise notice was delivered to Casa Bahia Comercial on November 1, 2013.  On the same date, the price paid for exercise of the option was R$212.3 million and Bartira’s equity interest was transferred on December 2, 2013.  After the exercise of the option, Bartira became a wholly‑owned subsidiary of Via Varejo.

From the date the exercise notice was delivered to Casa Bahia Comercial, Via Varejo held substantive rights over Bartira and November 1, 2013 was defined as the business combination date.  Prior to the business combination, Via Varejo held a 25% equity interest in Bartira.  The fair value of the previously-held equity interest was measured at fair value on the acquisition date, as defined in IFRS 3(R).  The fair value of the previously-held equity interest was measured through the discounted cash flow method and was equivalent to R$176 million.  The fair value of the re-measurement of the equity interest previously held, compared to the book value of the investment, resulted in a gain of R$71 million presented in 2013 and recorded in “Other operating expenses and income.”

Therefore, we determine the consideration transferred in connection with the Bartira business combination by (1) the exercise price of the call option in the amount of R$212 million, (2) the fair value of the call options previously held by the Company prior to exercising the option in the amount of R$314 million and (3) the re‑measurement at fair value of the equity interest previously held in the amount of R$176 million.

The amounts included as an “intangible” in connection with the Bartira business combination refer to:

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

Goodwill relating to the Bartira business combination consists almost entirely of the expected economies of scale and cost synergies with the retail operations of our home appliances segment, in particular Via Varejo.  Bartira manufactures furniture exclusively for Via Varejo.  Therefore, the acquisition of control of Bartira was strategic to ensure continued supply of furniture from an important manufacturer.

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

Set forth below are the fair values of identifiable assets and liabilities acquired from Bartira on November 1, 2013 (acquisition date) and as adjusted on November 1, 2014:

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

Overview

Brazil faced a challenging and negative macroeconomic environment in 2015, which required us to be focused and disciplined to implement our strategy of adapting the Company to changing consumers’ needs, notably making adjustments to the assortment of products and increasing competitiveness, supported by initiatives to improve operating efficiency to achieve our operating goals through our multi-format, multi-channel and multi-region strategy.

In 2015, we invested in integrating our businesses and cost-sharing arrangements, particularly among our back office operations, in order to permit each of our business segments to focus on its goals, improving operations and solidifying our competitive advantages.  We also implemented our organic growth plan and opened 118 stores, focusing primarily on higher-return models such as the cash and carry segment, through Assaí stores, and proximity model, largely through Minuto Pão de Açúcar stores.  In 2015, we opened 11 new Assaí stores and increased our market share in this segment, which increased net operating revenue and profit from operations before financial income (expenses) and share of profit of associates derived from this segment by 25.5% and 44.6%, respectively.  The cash and carry segment also generated sufficient cash to fund its own expansion strategy.

The Multi-format (Multivarejo) banners were flexible and quick to adapt their assortment of products and services to meet consumers’ needs for each banner in light of changing economic conditions in Brazil.  Pão de Açúcar maintained its leadership in the premium supermarket segment, gaining market share for the second consecutive year.  The proximity model also had growth in customer traffic and sales.  In order to reach a banner’s specific target market, we offered the proximity model through the Minuto Pão de Açúcar and Minimercado Extra banners.

We continued our strategy to increase competitiveness of our Extra banner by updating 62 hypermarkets and supermarkets, which allowed us to recover sales and enhance customer traffic.  However, the results from efforts to update during the year were still below our expectations.  In 2016, we intend to focus on advancing our store renovation plan and price competitiveness strategy, strengthening the quality and assortment of perishables and reducing inventory.  We expect that by undertaking these measures we will be able to increase operating efficiency and maintain the Extra banner’s profitability.

The electronics and home appliances market experienced a significant slowdown during 2015 as a result of adverse macroeconomic conditions in Brazil.  Consequently, Via Varejo adjusted its structure by optimizing processes and rationalizing expenses, and beginning in the third quarter of 2015, we regained market share and increased sales at Via Varejo.  At Cnova, 2015 saw GMV growth and an increase in marketplace share, as well as initiatives focused on improving customer service.

Sustainability remains one of our strategic pillars, in line with the guidelines of the Casino Group and our five commitments:  (1) valuing our people; (2) conscientious consumption and supply; (3) transforming the value chain; (4) environmental impact management; (5) and social engagement.  In 2015, all banners introduced high-impact initiatives for each of these pillars.  We reached important goals in promoting diversity, setting targets for hiring persons with disabilities, and taking effective actions to increase the presence of women in leadership positions.  We remain committed to mitigating risks to the environment and playing a positive role in society, in line with the principles of the UN Global Compact.

We are constantly making progress in our governance practices across all business segments by improving our committees and implementing processes designed for the benefit of all stakeholders.  In addition to following the guidelines of the Sarbanes-Oxley Act, the Company constantly seeks to improve management through actions that go beyond those required for companies listed on Corporate Governance Level 1 of the BM&FBOVESPA.  For this reason, there are four independent members (36% of the total) on its board of directors.  There is also an Ethics Committee composed of executive officers, and a Committee on Disclosure and Trading, to discuss compliance with the Company’s Policies for Securities Trading and the Disclosure and Use of Material Information and the Safeguarding of Confidentiality.  In February 2015, the Company also developed and published a new version of its Related-Party Transaction Policy.

We believe we are a better prepared company for 2016.  We will remain focused on our customers while maintaining a disciplined approach to investments and actions that we believe will lead to sustainable growth and creating value for our shareholders.

Results of Operations for 2015, 2014 and 2013

We measure the results of our operating segments in conformity with IFRS using, among other measures, each segment’s operating results.  References to “same-store” sales is determined by the sales made in stores open for at least 12 consecutive months and that did not close or remain closed for a period of seven or more consecutive days.

Information for our segments is included in the following tables:

Segments	Year Ended December 31, 2015
Statement of income data	Food Retail	Cash and Carry	Home Appliances	E-commerce	Elimination(1)	Total
	(in millions of R$)
Net operating revenue	26,744	10,453	19,268	12,827	(72)	69,220
Gross profit	7,508	1,537	6,172	1,069	-	16,286
Depreciation and amortization	(585)	(98)	(173)	(105)	-	(961)
Profit from operations before financial income (expenses) and share of profit of associates.	1,057	337	892	(675)	-	1,611
Financial expenses	(1,047)	(105)	(963)	(340)	26	(2,429)
Financial income	337	28	335	102	(26)	776
Financial expenses, net	(710)	(77)	(628)	(238)	-	(1,653)
Share of profit of associates	81	-	31	-	-	112
Profit (loss) before income tax and social contribution	428	260	295	(913)	-	70
Income tax and social contribution	(98)	(89)	(64)	(95)	-	(346)
Net income (loss) for the year	330	171	232	(1,009)	-	(276)

_________________

(1) Accounts for inter-company transactions.

Segments	Year Ended December 31, 2014
Statement of income data	Food Retail	Cash and Carry	Home Appliances	E-commerce As restated(2)	Elimination(1)	Total
	(in millions of R$)
Net operating revenue	26,415	8,326	22,674	8,057	(65)	65,407
Gross profit	7,549	1,208	7,355	697	(12)	16,797
Depreciation and amortization	(552)	(78)	(139)	(50)	-	(819)
Profit from operations before financial income (expenses) and share of profit of associates.	1,477	233	2,091	(83)	-	3,718
Financial expenses	(886)	(71)	(1,035)	(250)	47	(2,195)
Financial income	335	20	356	25	(47)	689
Financial expenses, net	(551)	(51)	(679)	(225)	-	(1,506)
Share of profit of associates	79	-	32	(3)	-	108
Profit (loss) before income tax and social contribution	1,005	182	1,444	(311)	-	2,320
Income tax and social contribution	(253)	(62)	(475)	54	-	(736)
Net income (loss) for the year	752	120	969	(257)	-	1,584

_________________

(1) Accounts for inter-company transactions.

(2) The effects of the restatement on the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page 2 of this annual report and in note 1.5 (“Cnova’s investigation and restatement of comparative periods in the financial statements”) to our audited consolidated financial statements. Although the effects of Cnova’s Investigation refer to periods prior to 2013, the years of 2011 and 2012 were not restated.

Segments	Year Ended December 31, 2013
Statement of income data	Food Retail	Cash and Carry	Home Appliances	E-commerce As restated(2)	Elimination(1)	Total
	(in millions of R$)
Net operating revenue	25,538	6,273	21,746	4,314	-	57,871
Gross profit	7,107	914	6,690	381	-	15,092
Depreciation and amortization	(594)	(56)	(130)	(5)	-	(785)
Profit from operations before financial income (expenses) and share of profit of associates.	999	194	1,612	81	-	2,886
Financial expenses	(852)	(46)	(815)	(155)	32	(1,836)
Financial income	375	23	264	13	(32)	643
Financial expenses, net	(477)	(23)	(551)	(142)	-	(1,193)
Share of profit of associates	33	-	14	-	-	47
Profit (loss) before income tax and social contribution	555	171	1,075	(60)	-	1,740
Income tax and social contribution	(14)	(59)	(304)	16	-	(360)
Net income (loss) for the year	541	112	771	(44)	-	1,380

________________

(1)   Accounts for inter-company transactions.

(2)   The effects of the restatement on the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page 2 of this annual report and in note 1.5 (“Cnova’s investigation and restatement of comparative periods in the financial statements”) to our audited consolidated financial statements. Although the effects of Cnova’s Investigation refer to periods prior to 2013, the years of 2011 and 2012 were not restated.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our financial statements.

Results of Operation	Year Ended December 31,
	2015	%	2014(1)%		2013(1)%
			(As restated)		(As restated)
	(in millions of R$, unless otherwise noted)
Net operating revenue	69,220	100.0	65,407	100.0	57,871	100.0
Cost of sales	(52,934)	(76.5)	(48,610)	(74.3)	(42,779)	(73.9)
Gross profit	16,286	23.5	16,797	25.7	15,092	26.1
Selling, general and administrative expenses	(13,030)	(18.8)	(11,819)	(18.1)	(10,748)	(18.6)
Depreciation and Amortization	(961)	(1.4)	(819)	(1.3)	(785)	(1.4)
Other operating expenses, net	(684)	(1.0)	(441)	(0.7)	(673)	(1.2)
Profit from operations before financial income (expenses) and share of profit of associates	1,611	2.3	3,718	5.7	2,886	5.0
Financial income	776	1.1	689	1.1	643	1.1
Financial expenses	(2,429)	(3.5)	(2,195)	(3.4)	(1,836)	(3.2)
Financial expenses, net	(1,653)	(2.4)	(1,506)	(2.3)	(1,193)	(2.1)
Share of profit of associates	112	0.2	108	0.2	47	0.1
Profit (loss) before income tax and social contribution	70	0.1	2,320	3.5	1,740	3.0
Income tax and social contribution	(346)	(0.5)	(736)	(1.1)	(360)	(0.6)
Net income (loss) for the year	(276)	(0.4)	1,584	2.4	1,380	2.4
Attributed to controlling shareholders	265	0.4	1,207	1.8	1,040	1.8
Attributed to noncontrolling shareholders	(541)	(0.8)	377	0.6	340	0.6

________________

(1)   The effects of the restatement on the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page 2 of this annual report and in note 1.5 (“Cnova’s investigation and restatement of comparative periods in the financial statements”) to our audited consolidated financial statements. Although the effects of Cnova’s Investigation refer to periods prior to 2013, the years of 2011 and 2012 were not restated.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Consolidated

Net operating revenue.  Net operating revenue increased by 5.8%, or R$3,813 million, from R$65,407 million in 2014 to R$69,220 million in 2015, mainly due to net operating revenue in the amount of R$3,224 million recorded by the 118 new stores opened in 2015:  91 in the food segment and 27 in the home appliances segment.  This income was partially offset by the macroeconomic environment and deterioration of consumer spending during the course of the year, impacting our operating revenue from stores opened for at least one year, or same-store sales, which decreased 0.8%, or R$562 million, affecting mainly the sales of non-food products, as follows:  (i) our home appliances segment same-store sales decreased R$3,623 million, or 16.4%; partially offset by our other segments (ii) the food retail and cash and carry segments’ combined same-store sales increased 2.6%, or R$888 million, primarily as a result of our mix of products and the increase in IPCA from 6.4% in to 10.7% in 2015; and (iii) a R$2,190 million increase, or 20.6%, in same-store sales recorded by Cnova.  In 2015, we closed 80 stores, including those stores requested by CADE in connection with the Casas Bahia association.  For more information about the Casas Bahia association, see “Item 4A.  History and Development of the Company.”

Gross profit.  Gross profit decreased by 3.0%, or R$511 million, from R$16,797 million in 2014 to R$16,286 million in 2015.  The decrease is mainly due to our price competitiveness strategy and lower share of home appliance revenues compared to our total sales.  In the same period, our gross margin decreased 2.5 p.p. to 23.5% in 2015 from 25.7% in 2014.  The decrease is mainly due to:  (i) a decrease of R$1,183 million, or 16.1%, in the home appliances segment’s gross profit (resulting in a 0.4 p.p. decrease in this segment’s gross margin); and (ii) a decrease of R$41 million, or 0.5%, in the food retail segment’s gross profit.  These decreases were partially offset by an increase of R$329 million, or 27.2%, in the cash and carry segment’s gross profit (resulting in a 0.2 p.p. increase in this segment’s gross margin); and a R$372 million, or 53.4%, increase in the gross profit in our e-commerce segment (resulting in a 0.4 p.p. decrease in this segment’s gross margin) due to the consolidation of C-Discount that began in August 2014.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased by 10.2%, or R$1,211 million, from R$11,819 million in 2014 to R$13,030 million in 2015.  This increase was mainly a result of:  (i) a R$493 million increase due to the consolidation of Cdiscount that began in August 2014; (ii) a R$215 million increase in electricity costs due to increase in energy tariffs; (iii) R$240 million of increase in personnel expenses mainly related to annual salary increase; (iv) a R$85 million increase in selling expenses, including freight expenses and development of projects; and (v) R$178 million of other increases

Depreciation and amortization.  Depreciation and amortization increased by 17.3%, or R$142 million, from R$819 million in 2014 to R$961 million in 2015, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisitions.

Other operating expenses, net.  Other operating expenses, net, increased by R$243 million, from R$441 million in 2014 to R$684 million in 2015.  This increase was mainly due to:  (i) an increase of R$315 million in restructuring costs; (ii) an increase of fixed asset write-offs in the amount of R$72 million; and (iii) a reversal of the provision for the tax claim in relation to purchase price accounting of Bartira in the amount of R$77 million.

Financial expenses, net.  Financial expenses, net, increased by 9.8%, or R$147 million, from R$1,506 million in 2014 to R$1,653 million. The 26.8% increase in the interest rate in the period was offset by the decrease in total debt as well as a reduced amount of receivables sold during the year, resulting in an increase of R$56 million in the cost of debt plus the sale of receivables. In addition: (i) Other accounts as contingencies and other liabilities increase R$88 million, (ii) other financial expenses increased R$90 million, (iii) interest on cash position decreased R$54 million due to a lower level during the year, (iv) financial interest revenue over other assets increased R$148 million, and (v) other impacts of expense of R$7 million.

Share of profit of associates.  Share of profit of associates increased by 3.7%, or R$4 million, from R$108 million in 2014 to R$112 million in 2015, mainly due to profits realized by FIC.

Profit (loss) before income tax and social contribution.  During 2015, we recorded a profit before income tax and social contribution of R$70 million compared to a profit before income tax and social contribution of R$2,320 million in 2014.  This variation is mainly due to losses in the e-commerce business, an unfavorable economic environment (especially in terms home appliance sales) and inflationary effects on our expenses and costs.

Income tax and social contribution.  Income tax and social contribution decreased by 53.0%, or R$390 million, from R$736 million in 2014 to R$346 million in 2015.  This variation was mainly due to R$301 million in deferred income tax over carrying amount not recognized in our e-commerce segment.

Net income (loss) for the year.  During 2015, we recorded a net loss for the year of R$276 million compared to a net profit for the year of R$1,584 million in 2014.  This variation is mainly due to decreases in the results of operations of our e-commerce and home appliances segments.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below.  For further information on the segments, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Food Retail Segment

As of December 31, 2015, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Minuto Pão de Açúcar, Extra Supermercado, Extra Hiper, Gas Stations, Drugstores and GPA Malls & Properties).

Net operating revenue.  Net operating revenue increased by 1.2%, or R$329 million, from R$26,415 million in 2014 to R$26,744 million in 2015, mainly due to an increase in sales from 50 net new stores (four under the Pão de Açúcar banner and the remaining being proximity stores), partially offset by increased competitiveness and a reduction in our prices due to macroeconomic conditions and changes in consumer behavior, who were increasingly seeking more generic products or products on sale.

Gross profit.  Gross profit decreased by 0.5%, or R$41 million, from R$7,549 million in 2014 to R$7,508 million in 2015.  In the same period, our gross margin decreased 0.5 p.p. from 28.6% in 2014 to 28.1% in 2015.  This variation was due to:  (i) our price competitiveness strategy adopted throughout the year, especially at our Extra banner; which was partially offset by (ii) an increase in the share of higher margin formats (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar); coupled with (iii) growth in rental revenue from commercial centers.

Depreciation and amortization.  Depreciation and amortization increased by 6.0%, or R$33 million, from R$552 million in 2014 to R$585 million in 2015, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisitions.

Profit from operations before financial income (expenses) and share of profit of associates.  Profit from operations before financial income (expenses) and share of profit of associates decreased by 28.4%, or R$420 million, from R$1,477 million in 2014 to R$1,057 million in 2015, mainly due to lower gross margins and inflationary effects on operating expenses.

Financial expenses, net.  Financial expenses, net, increased by 28.9%, or R$159 million, from R$551 million in 2014 to R$710 million in 2015 in line with interest rate increase in the period.

Profit before income tax and social contribution.  Profit before income tax and social contribution decreased by 57.4%, or R$577 million, from R$1,005 million in 2014 to R$428 million in 2015, mainly due to the decrease in our operating profit, as a result of higher electricity costs and inflationary effects on expenses and costs.

Cash and Carry Segment

As of December 31, 2015, the Assaí banner represented our cash and carry segment.

Net operating revenue.  Net operating revenue increased by 25.5%, or R$2,127 million, from R$8,326 million in 2014 to R$10,453 million in 2015, mainly due to:  (i) an increase in sales from new stores; and to a lesser extent (ii) an increase in same-store sales, which resulted from:  (a) continuous growth in customer traffic at stores; (b) this banner’s assertive marketing positioning; and (c) attractive prices.  In 2015, we opened 11 new stores in seven different Brazilian states.

Gross profit.  Gross profit increased by 27.2%, or R$329 million, from R$1,208 million in 2014 to R$1,537 million in 2015, above our increase in net operating revenue.  In the same period, our gross margin increased 0.2 p.p., from 14.5% in 2014 to 14.7% in 2015 due to the banner’s growth and development of new stores.

Depreciation and amortization.  Depreciation and amortization increased by 25.6%, or R$20 million, from R$78 million in 2014 to R$98 million in 2015, mainly due to property, plant and equipment acquired during 2015 and the opening of 11 new stores.

Profit from operations before financial income (expenses) and share of profit of associates.  Profit from operations before financial income (expenses) and share of profit of associates increased by 44.6%, or R$104 million, from R$233 million in 2014 to R$337 million in 2015.  This increase outpaced sales growth as a result of improved operating efficiency despite the strong expansion of stores in the year, increased electricity costs and inflationary effects on expenses and costs.

Financial expenses, net.  Financial expenses, net, increased by 51.0%, or R$26 million, from R$51 million in 2014 to R$77 million in 2015.  This increase was mainly due to higher sales of receivables and interest on other debts.

Profit before income tax and social contribution.  Profit before income tax and social contribution increased by R$78 million, from R$182 million in 2014 to R$260 million in 2015, mainly due to an increase in our operating profit and partially offset by an increase in our financial expenses, net.

Home Appliance Segment

As of December 31, 2015, our home appliance segment was comprised of the banners Pontofrio and Casas Bahia.

Net operating revenue.  Net operating revenue decreased by 15.0%, or R$3,406 million, from R$22,674 million in 2014 to R$19,268 million in 2015, mainly due to:  (i) a R$3,623 million decrease in same-store sales and; (ii) a decrease in sales from net 23 closed stores due to the sharp decline in consumer spending that began in the second quarter of 2015.

Gross profit.  Gross profit decreased by 16.1%, or R$1,183 million, from R$7,355 million in 2014 to R$6,172 million in 2015, in line with the decrease in our net operating revenue.  During the same period, our gross margin decreased 0.4 p.p. from 32.4% in 2014 to 32.0% in 2015.  This decrease was primarily due to non-recurring ICMS tax credits in 2014 in the amount of R$302 million.

Depreciation and amortization.  Depreciation and amortization increased by 24.5%, or R$34 million, from R$139 million in 2014 to R$173 million in 2015, mainly due to the depreciation of assets that we acquired.

Profit from operations before financial income (expenses) and share of profit of associates.  Profit from operations before financial income (expenses) and share of profit of associates decreased by 57.3%, or R$1,199 million, from R$2,091 million in 2014 to R$892 million in 2015, mainly due to:  (i) the decrease in our net operating revenue; and (ii) an increase in expenses as a percentage of net operating revenue, from 22.4% in 2014 to 25.7% in 2015, primarily related to the impact of reduced sales on the home appliances segment’s profitability.  We implemented a series of measures during the course of the year aimed at increasing efficiencies, such as the closure of 39 underperforming stores, reducing headcount by approximately 13,000, optimizing our logistics network and the space in the distribution centers, renegotiating rental agreements and the terms of other service agreements, all of which contributed to an improved dilution of fixed costs in the fourth quarter of 2015 compared to the previous two quarters.

Financial expenses, net.  Financial expenses, net, decreased by 7.5%, or R$51 million, from R$679 million in 2014 to R$628 million in 2015, mainly due to efficient treasury management and a solid financial structure that mitigated the impacts of interest rate increased in 2015.

Profit before income tax and social contribution.  Profit before income tax and social contribution decreased by 79.6%, or R$1,149 million, from R$1,444 million in 2014 to R$295 million in 2015, mainly due to the sharp decline in sales and the lower dilution of fixed expenses, partially offset by the decrease in our financial expenses, net.

E-commerce Segment

As of December 31, 2015, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, Cdiscount.com (mainly in France), wholesale activities (B2B), and E-Hub.

Net operating revenue.  Net operating revenue increased by 59.2%, or R$4,770 million, from R$8,057 million in 2014 to R$12,827 million in 2015, mainly due to:  (i) a broader range of products offered on our websites, which enhanced the market perception of our products and services; (ii) the development of our online market place sales platform; and (iii) R$6,599 million related to net operating revenue recorded by Cdiscount beginning July 31, 2014 and hence the results of 2014 reflect only five months of these operations.

Gross profit.  Gross profit increased by 53.4%, or R$372 million, from R$697 million in 2014 to R$1,069 million in 2015, mainly due to the consolidation of price Cdiscount and the resulting increase in our net operating revenue.  During the same period, our gross margin decreased from 8.7% in 2014 to 8.3% in 2015.  This 0.4 p.p decrease was a result of our price competitiveness strategy and corresponding decrease in our prices of products sold.

Depreciation and amortization.  Depreciation and amortization increased by 110.0%, or R$55 million, from R$50 million in 2014 to R$105 million in 2015, mainly due to:  (i) the consolidation of Cdiscount; and (ii) acquisitions of intangible assets during 2015.

Profit (loss) from operations before financial income (expenses) and share of profit of associates.  In 2015, we recorded a loss from operations before financial income (expenses) and share of profit of associates of R$675 million compared to a loss from operations before financial income (expenses) and share of profit of associates of R$83 million in 2014 due to higher consolidated sales in 2015 with 0.4 p.p. lower gross margin, associated with higher operational expenses.

Financial expenses, net.  Financial expenses, net, increased by 6.3%, or R$13 million, from R$225 million in 2014 to R$238 million in 2015, mainly due to an increase in the sale of receivables during 2015.

Loss before income tax and social contribution.  Loss before income tax and social contribution increased by 193.6%, or R$602 million, from R$311 million in 2014 to R$913 million in 2015, mainly due to lower operational efficiency, increased competitiveness and the general slowdown in the economies where our e‑commerce segment conducts business.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The discussion below is based on our restated consolidated statement of income for the year ended December 31, 2013 to be consistent with the accounting standards that we used to prepare our consolidated statement of income for the year ended December 31, 2014.  For further information on the restatement, see note 1.5 to our financial statements included elsewhere in this annual report.

Consolidated

Net operating revenue.  Net operating revenue increased by 13.0%, or R$7,536 million, from R$57,871 million in 2013 to R$65,407 million in 2014, mainly due to:  (i) an increase of R$3,328 million in sales of stores opened for at least one year, or same-store sales, of which (a) R$1,113 million were related to food retail and cash and carry segments, representing an increase of 3.5%, primarily as a result of our mix of products and the increase in IPCA from 5.9% to 6.4% in 2014, (b) R$652 million were related to the home appliances segment, representing an increase of 4.2%, and (c) R$1,312 related to net operating revenue recorded by our Brazilian subsidiary, Cnova Brazil; (ii) an increase of R$638 million in financial services and services rendered, primarily related to services provided by Via Varejo; (iii) R$2,428 million related to net operating revenue recorded by Cdiscount beginning July 31, 2014; and (iv) the remaining difference relates to net operating revenue in the amount of R$3,417 recorded by the 212 new stores that opened in 2014.  In 2014, we closed 68 stores, including those stores requested by CADE in connection with the Casas Bahia association.  For more information about the Casas Bahia association, see “Item 4A.  History and Development of the Company.”

Gross profit.  Gross profit increased by 11.3%, or R$1,705 million, from R$15,092 million in 2013 to R$16,797 million in 2014.  In the same period, our gross margin slightly decreased to 25.7% of net operating revenue in 2014 from 26.1% in 2013.  This variation of 0.4 p.p. is in line with our strategy to reduce prices, and is mainly due to:  (i) increased participation e-commerce and cash and carry in total sales, 4.9 p.p. and 1.9 p.p., respectively.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased by 10.0%, or R$1,072 million, from R$10,748 million in 2013 to R$11,819 million in 2014.  This increase was mainly due to:  (i) a R$498 million increase in personnel expenses across all businesses, primarily related to annual salary increases; and (ii) R$169 million related to the consolidation of Cdiscount;

Depreciation and amortization.  Depreciation and amortization increased by 4.3%, or R$34 million, from R$785 million in 2013 to R$819 million in 2014, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores.

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

Financial expenses, net.  Financial expenses, net, increased by 26.2%, or R$313 million, from R$1,193 million in 2013 to R$1,506 million in 2014.  This increase was mainly due to:  (i) a 24.0%, or R$215 million, increase in our interest expense over sales of receivables as a result of (a) an increase in sales volumes and (b) an increase in the average CDI rate, from 8.0% in 2013 to 10.8% in 2014; (ii) a 14.5%, or R$87 million, increase in our cost of debt; and (iii) a 56.3%, or R$58 million, increase in interest over our risk provisions and other liabilities.  This increase was partially offset by a change from a net debt position of R$1.1 billion in 2013 to a net cash position of R$1.4 billion in 2014 and a 11.2%, or R$42 million, increase in interest on cash and cash equivalents.

Share of profit of associates.  Share of profit of associates increased by 129.8%, or R$61 million, from R$47 million in 2013 to R$108 million in 2014, mainly due to an increase in the net results of FIC as a result of improvements in credit analysis and lower default rates by customers.

Profit before income tax and social contribution.  Profit before income tax and social contribution increased by 33.3%, or R$580 million, from R$1,740 million in 2013 to R$2,320 million in 2014, due to the increase in net operating revenue and reduction in other operating expenses, as partially offset by the increase in selling, general and administrative expenses.

Income tax and social contribution.  Income tax and social contribution increased by 104.4%, or R$376 million, from R$360 million in 2013 to R$736 million in 2014, affecting the effective rate from 20.7% in 2013 to 31.7% in 2014.  This variation was mainly due to:  (i) a R$223 million increase directly related to the increase in profit in 2014; and (ii) a R$126 million increase related to a tax credit taken in 2013 that decreased our effective rate for that year, but which did not repeat in 2014.

Net income for the year.  Net income for the year increased by 14.8%, or R$204 million, from R$1,380 million in 2013 to R$1,584 million in 2014, mainly due to the increase in net operating revenue, especially in the e‑commerce and cash and carry segments, and higher gross margins recorded at Via Varejo.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below.  For further information on the segments, see note 34 to our audited consolidated financial statements included elsewhere in this annual report.

Food Retail Segment

As of December 31, 2014, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Minuto Pão de Açúcar, Extra Supermercado and Extra Hiper).

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

Depreciation and amortization.  Depreciation and amortization decreased by 7.1%, or R$42 million, from R$594 million in 2013 to R$552 million in 2014, mainly due to the termination of the amortization term of intangibles related to prior acquisitions.  This decrease was offset by an increase of R$61 million related to the termination of the amortization of Bartira.

Profit from operations before financial income (expenses) and share of profit of associates.  Profit from operations before financial income (expenses) and share of profit of associates increased by 47.8%, or R$478 million, from R$999 million in 2013 to R$1,477 million in 2014, mainly due to the higher net operating revenue and higher gross margins.

Financial expenses, net.  Financial expenses, net, increased by 15.7%, or R$74 million, from R$477 million in 2013 to R$551 million in 2014, mainly due to:  (i) R$20 million, increase in interest over net debt; (ii) a R$13 million, increase in interest expenses on sale of receivables; and (iii) R$40 million, increase in interest on contingencies and other financial expenses.

Profit before income tax and social contribution.  Profit before income tax and social contribution increased by 81.1%, or R$450 million, from R$555 million in 2013 to R$1,005 million in 2014, mainly due to the increase in our operating profit, as a result of our more favorable mix of products sold and the decrease in other operating expenses.

Cash and Carry Segment

As of December 31, 2014, the Assaí banner represented our cash and carry segment.

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

Profit from operations before financial income (expenses) and share of profit of associates.  Profit from operations before financial income (expenses) and share of profit of associates increased by 20.1%, or R$39 million, from R$194 million in 2013 to R$233 million in 2014.  This increase was partially offset by a R$37 million increase in other operating expenses resulting from certain tax contingencies.

Financial expenses, net.  Financial expenses, net, increased by 121.7%, or R$28 million, from R$23 million in 2013 to R$51 million in 2014.  This increase was mainly due to:  (i) R$24 million, increase in interest over net debt; and (ii) R$5 million, increase in expenses over receivables sold.  This increase was partially offset by R$3 million, decrease in other financial expenses, net.

Profit before income tax and social contribution.  Profit before income tax and social contribution increased by R$12 million, from R$171 million in 2013 to R$182 million in 2014, mainly due to an increase in our operating profit and partially offset by an increase in our financial expenses, net.

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

Financial expenses, net.  Financial expenses, net, increased by 23.2%, or R$128 million, from R$551 million in 2013 to R$679 million in 2014, mainly due to:  (i) R$94 million, increase in our financial expenses mainly resulting from an increase in the average CDI rate, from 8.0% in 2013 to 10.8% in 2014; (ii) an increase of R$62 million in expenses over receivables sold; (iii) higher gain interest over cash about R$44 million; and (iv) an increase of R$16 million in other financial expenses, net.

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

Net operating revenue.  Net operating revenue increased by 86.8%, or R$3,743 million, from R$4,314 million in 2013 to R$8,057 million in 2014, mainly due to:  (i) our gain in market share resulting from our increased competitiveness; (ii) a broader range of products offered on our websites, which enhanced the market perception of our products and services; (iii) the development of our online market place sales platform; and (iv) R$2,428 million related to net operating revenue recorded by Cdiscount beginning July 31, 2014.

Gross profit.  Gross profit increased by 82.9%, or R$316 million, from R$381 million in 2013 to R$697 million in 2014, mainly due to the consolidation of Cdiscount and the increase of our net operating revenue.  In the same period, our gross margin decreased from 8.8% in 2013 to 8.6% in 2014.

Depreciation and amortization.  Depreciation and amortization increased by 900.0%, or R$45 million, from R$5 million in 2013 to R$50 million in 2014, mainly due to:  (i) the consolidation of Cdiscount; and (ii) acquisitions of property, plant and equipment during 2014.

Profit (loss) from operations before financial income (expenses) and share of profit of associates.  Loss from operations before financial income (expenses) and share of profit of associates decreased R$164 million, from a profit of R$81 million in 2013 to a loss of R$83 million in 2014, mainly due to the increase in our depreciation and amortization of R$45 million, decrease of 0.2 p.p in gross margin with an impact of R$16 million, and the remaining explained by cost of projects recorded in expenses of R$18 million and operational inefficiency.

Financial expenses, net.  Financial expenses, net, increased by 58.5%, or R$83 million, from R$142 million in 2013 to R$225 million in 2014, mainly due to the increase in our interest expense over sales of receivables as a result of an increase in the average CDI rate, from 8.0% in 2013 to 10.8% in 2014.

Loss before income tax and social contribution.  Loss before income tax and social contribution increased by 418.3%, or R$251 million, from a loss of R$60 million in 2013 to a loss of R$311 million in 2014, mainly due to the increase in our financial expenses.

5B.               Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables entered into with financial institutions (banks and credit card merchant acquirers).  Additionally, we have issued debentures in the local markets and obtained loans from banks and from BNDES.

In 2015, we continued selling our receivables to banks and credit card merchant acquirers without right of recourse or any obligation related therewith.  For further information on the sale of receivables, see note 4.5 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2015, we had R$11,015 million in cash and cash equivalents.  We have a policy of maintaining cash and cash equivalents to meet short-term liquidity needs.  Historically, a relevant portion of our cash is generated during the fourth quarter of the year, and our cash level decreases between the second and third quarter of each year.

Our main cash needs include:

•         the servicing of our indebtedness;

•         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure; and

•         distribution of dividends.

Our primary sources of liquidity have historically been cash flow from our operating activities.  Net cash from operating activities was R$4,632 million in 2015, R$4,990 million in 2014 and R$4,892 million in 2013.  In 2015, these cash flows were primarily used for investments in the capital expenditures program, totaling R$2,059 million.  Our working capital need, or the gap between suppliers and inventories, improved by 14.9 days in 2015, as compared to 2014, due to optimizations in all of our business segments.

Our total cash position as of December 31, 2015 remained stable, decreasing by 1.2%, or R$134 million, from R$11,149 million in 2014 to R$11,015 million in 2015.

Our outstanding debt as of December 31, 2015, decreased by 18.0%, or R$1,750 million, from R$9,728 million in 2014 to R$7,978 million in 2015, consisting of:

•         R$5,288 million in real-denominated loans, and

•         R$2,690 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Certain suppliers offer us the ability to extend to Via Varejo the due dates in connection with payables due to suppliers.  Given the characteristics of these commercial negotiations between the suppliers and Via Varejo (“Structured Payable Program”), these financial liabilities were recorded as credit lines with financial institutions with an implicit financial cost of 108.4% of CDI in the total amount of R$1,055 billion (this amount is not considered in the total debt disclosed above). The Company understands that this transaction has specific nature and classifies it separately from the caption trade payables. For further information on these transactions related to

Structured Payable Program, see note 18.1 to our audited consolidated financial statements included elsewhere in this annual report.

Our debt interest expense was R$1,133 million in 2015 and R$687 million in 2014.

We have adopted a treasury policy to manage financial exchange risk, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represents 34% of our total debt.  We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counter-party that provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate.  The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan.  This policy protects us against losses resulting from currency devaluations.

We have two lines of credit outstanding with BNDES, which are denominated in reais and subject to TJLP, indexation plus an annual spread.  In addition, we have credit lines outstanding with other financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or Finame, platform, which are used in the ordinary course of business for purchase of machinery and equipment financing.  Amortizations are in monthly installments after a grace period.  BNDES has historically been an important source of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment.  For further information on our lines of credit with BNDES and BNDES/Finame, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

We issued a number of non-convertible debentures in recent years, as follows:

CBD

In December 2011, our shareholders approved the tenth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$800 million for 80,000 non-convertible debentures issued as the first series of the tenth issuance.  The debentures accrue interest at 108.5% of the average CDI rate, payable annually.  Principal was paid on the maturity date of June 29, 2015.

In May 2012, our shareholders approved the eleventh issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$1,200 million for 120,000 non-convertible debentures issued as the first series of the eleventh issuance.  The debentures accrue interest at the average CDI rate plus a spread of 1% per year, which were payable semi-annually.  Principal was paid on the maturity date of November 2, 2015.

In September 2014, our shareholders approved the twelfth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$900 million for 900,000 non-convertible debentures issued as the first series of the twelfth issuance.  The debentures accrue interest at 107.0% of the average CDI rate, payable annually.  Principal will be paid on the maturity date of September 12, 2019.

Via Varejo

In January 2012, our shareholders approved the third issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$400 million for 40,000 non-convertible debentures issued as the first series of the third issuance.  The debentures accrue interest at CDI plus 1% per year, payable semi-annually.  Principal was paid on the maturity date of July 30, 2015.

In June 2012, our shareholders approved the issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$200 million for 20,000 non-convertible debentures issued as the second series of the first issuance.  The debentures accrue interest at CDI plus 0.72% per year, payable semi-annually.  Principal was paid on the maturity date of January 29, 2015.

Consolidated

As of December 31, 2015, we had 900,000 non-convertible debentures outstanding, totaling R$935 million.  We are subject to certain covenants, such as net debt (debt less cash and cash equivalents and trade receivables) not to exceed equity and consolidated net debt-to-EBITDA ratio equal to or less than 3.25.

For further information on our non-convertible debentures, see note 17.4 to our audited consolidated financial statements included elsewhere in this annual report.

Borrowings in foreign currencies

As of December 31, 2015 we had borrowings in foreign currencies (US dollar and euro) to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments.  The last maturity is scheduled for October 2018.

We are required to maintain certain debt financial covenants.  These ratios are calculated based on the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, in the respective issuing subsidiary as follows:  (i) net debt (debt minus cash and cash equivalents and trade receivables) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25.  As of December 31, 2015, we were in compliance with these ratios.

Capital expenditures

In 2015, our capital expenditures totaled R$2,059 million.  These investment projects were financed with our operating cash flow and by third parties.  Our capital expenditures were R$1,938 million in 2014.  For further information on the specific use of our capital expenditures in 2015, see “Item 4A.  History and Development of the Company—Capital Expenditure and Investment Plan.”

We believe that existing resources and operating income will be sufficient for our capital expenditure and investment plan and to meet our liquidity requirements.  However, our capital expenditure and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy.  We cannot assure you that we will successfully complete all or any portion of our capital expenditure and investment plan.  In addition, we may participate in acquisitions not budgeted in the capital expenditure and investment plan, and we may modify the plans.

5C.               Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

5D.               Trend Information

According to Nielsen, consumer confidence indicators hit new lows in Brazil, as job prospect sentiment declined five percentage points to 18%, while personal finance sentiment decreased two percentage points to 54% and immediate spending intentions increased six percentage points to 38%.  92% of Brazilian respondents believe that the country is in recession, with this sentiment increasing two percentage points compared to the second quarter of 2015.

Households are modifying consumption habits by seeking stores with competitive prices, choosing heavily promoted items and building up stock at home by buying bulk or multi-pack products.  Purchases of consumer products are now increasingly pre-planned, as consumers choose products with an attractive cost-benefit tradeoff and cut superfluous items.

Despite these difficulties, we believe that the Company is prepared for the economic challenges of 2016.  We are fully committed to our customers as well as to maintaining a disciplined approach to investments.  We remain equally committed to actions that will ensure sustainable growth while creating value for our shareholders.

In 2016, we will continue promoting the values that make us competitive and combining respect for local culture and corporate innovation through our offer of products and services that meet both our customers’ needs and the demands of our stakeholders.  We will continue promoting social development, diversity, and responsible management and delivering consistent results.

We are confident in the Brazilian economy’s recovery, and in order to respond to the evolving behavior of our customers we will continue to invest in compatible store formats such as cash and carry, premium and proximity stores.

5E.               Off-balance sheet arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, with the exception of off-balance sheet arrangements related to operational leases disclosed in note 23 to our financial statements.

5F.               Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2015:

	Payment Due by Period
Contractual Obligations (1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of reais)
Long-term debt:
Principal	6,409	3,649	2,597	64	99
Accrued interest as of 12/31/15	369	82	281	6	-
Projected interest (2)	999	513	421	34	31
Total long-term debt	7,777	4,244	3,299	104	130
Debentures:
Principal	898	-	449	449	-
Accrued interest as of 12/31/15	38	38	-	-	-
Projected interest (2)	347	94	204	49	-
Total debentures	1,283	132	653	498	-
Taxes, other than on income	1,402	830	155	151	266
Financial Leasing:
Present value	264	44	85	72	63
Project interest	238	29	46	31	132
Total Financial Leasing	502	73	131	103	195
Operating lease (3)	599	51	102	102	344
Structured payable program	1,055	1,055	-	-	-
Total contractual obligations	12,618	6,385	4,340	958	935

____________________

(1)   For additional information, see notes 17, 18, 19 and 23 to our audited consolidated financial statements included elsewhere in this annual report. In addition, the Company has a borrowing of R$364 with Polca (a Casino subsidiary), denominated in euros, and with financial charges based on the EONIA rate + 0.5% per year.

(2)   Future interest includes estimated interest to be incurred from December 31, 2015 through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2015 and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

(3)   Only the non-cancellable obligations in the lease agreements.

5G.              Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.               Directors and Senior Management

Board of Directors

The following table sets forth the name and year of election of each of our board members as of the date of this report.  A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005	March 8, 1949
Arnaud Strasser	Vice-Chairman	2012	July 6, 1969
Yves Desjacques	Director	2014	December 23, 1967
Carlos Mario Giraldo Moreno	Director	2015	September 21, 1960
Jose Gabriel Loaiza Herrera	Director	2015	March 19, 1975
Carlos Mario Diez Gomez	Director	2016	April 25, 1960
Ronaldo Iabrudi dos Santos Pereira	Director	2016	May 14, 1955
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Maria Helena dos Santos Fernandes de Santana	Director (Independent)	2013	June 23, 1959
Luiz Aranha Corrêa do Lago	Director (Independent)	2014	November 27, 1950

Mr. Jean-Charles Henri Naouri has been a member of our board of directors since 2005.  Mr. Naouri is also the chairman and chief executive officer of the Casino Group, president of its parent company Euris S.A.S., and chairman of the board of directors of Cnova.  He also holds the following positions:  chairman of the board of directors of Rallye S.A., member of the board of directors of F. Marc de Lacharrière FIMALAC S.A., vice-chairman of the Casino Group Corporate Foundation and chairman of the Euris Foundation.  In June 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil.  Over the past five years, he has served as chairman and chief executive officer (until 2013) and member of the supervisory board (until 2013) of Monoprix S.A., chief executive officer of Rallye S.A. (until 2013), chairman of Finatis S.A. (until 2010), and member of the board of directors and audit committee of Natixis S.A. (until 2010).  From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France.  Mr. Naouri is an Inspecteur des Finances (Finance Inspector) for the French government.  Mr. Naouri holds degrees from École Normale Supérieure and École Nationale d’Administration, a Ph.D. in mathematics, and has studied at Harvard University.

Mr. Arnaud Strasser has been the vice-chairman of our board of directors since 2012 and a member of our board of directors since 2010.  He has also been a member of the board of directors of Cnova since 2014, of Éxito since 2010 and of Via Varejo, where he has served since 2013 as vice-chairman, since 2012.  Until 2014, Mr. Strasser also served as a member of the board of directors of the Big C Supercenter plc.  He has worked for the Casino Group since 2007, where he currently serves as corporate development and equity interests officer.  Until 2009, he was advisor to the chairman for international development of the Casino Group.  Mr. Strasser also worked in the Cabinet of the Prime Minister of France in 2005, as mission head, and in the Cabinet of the French Minister of Companies and Trade, from 2005 to 2007, as special advisor.  Mr. Strasser holds a bachelor’s degree from École Nationale d’Administration and master’s degrees from École des Hautes Études Commerciales and Institut d’Études Politiques de Paris.

Mr. Yves Desjacques has been a member of our board of directors since 2014.  He also serves as a member of the board of directors of Éxito, Cnova N.V., and Mercialys S.A., a French real estate affiliate of the Casino Group.  Mr. Desjacques has been executive vice-president of human resources of the Casino Group since 2007.  From 2001 to 2007, he served as vice-president of human resources and as a member of the executive committee of Védior France.  From 1994 to 2001, Mr. Desjacques held several positions at Generali Assurances, including human resources manager from 1994 to 1997, vice-president of human resources from 1997 to 2001 and vice-president of human resources for shared corporate functions from 1998 to 2001.  From 1992 to 1994, he was human resources officer at Commercial Union Assurances.  Since 2007, Mr. Desjacques has been chairman of the French Association of Equal Opportunity in Education.  He holds a master’s degree in international human resources management from the University of Paris II, where he specialized in labor law, corporate relations and human resources.

Mr. Carlos Mario Giraldo Moreno has been a member of our board of directors since 2015.  He is also the chief executive officer of Éxito and a member of Casino’s executive committee.  Mr. Giraldo joined Grupo Éxito in 2007 as Chief Operational Officer and has been Éxito’s chief executive officer since March 2013.  Prior to joining Éxito, Mr. Giraldo was, from 1997 to 2005, the president of Industrias Alimenticias Noel S.A., a large Colombian cookies and processed meats company, and from 2005 to 2007, president of Compañía de Galletas Noel S.A. and executive vice-president of Grupo Nutresa, a large Colombian food company.  Mr. Giraldo has a law degree from the Universidad de Medellín and a master’s degree in law from Tulane University.  He has also attended management programs at the Kellogg School of Management and Stanford University, and a strategic planning management program in retail at Babson College.  He is a member of the boards of the Consumer Goods Forum, the Coca-Cola Retailing Research Council for Latin America, which he chaired in 2013 and 2014, Copa Airlines and Interconección Electríca S.A. ISA in Colombia.  In 2003, he was appointed chairman of the board of the National Association of Business, Colombia’s principal trade association.

Mr. Carlos Mario Diez Gomez has been working for Almacenes Éxito S.A. since 1992, as Stores Director, Food Sales Director, Integration Project Manager Medellín – Bogotá – Éxito, Supermarket Business Manager, Commercial Vice President, Operations Vice President and currently as Chief Operational Officer.  He has also worked for Colcosméticos S.A. from 1985 to 1991, as National Sales Manager, Sales Cordinator, Regional Sales Manager, Loreal Marketing Manager and Loreal Dyclass Group Manager.  He is member of the Board of Directors of Tuya S.A., Solla S.A. and Seguros Éxito.  He has expertise in distribution channels, productivity and strategy, leadership, merges and acquisitions and marketing and massive consumption.  Mr. Gómez is graduated in Business Manager from EAFIT University (1983).

Mr. Jose Gabriel Loaiza Herrera has been a member of our board of directors since 2015.  He is also the international business vice-president of Éxito.  Mr. Loaiza was the commercial and supply chain vice-president of Éxito since 2011.  Previously, he held the positions of corporate officer of leisure, electronics and appliances from 2010 to 2011, financial planning advisor from 2008 to 2010 and investor relations officer from 2006 to 2008.  Mr. Loaiza earned a bachelor’s degree in business administration from Universidad Nacional de Colombia and an MBA from Texas A&M University.

Mr Ronaldo Iabrudi dos Santos Pereira took office as CEO of GPA in January 2014.  Mr. Iabrudi is also Chairman of the Board of Directors of Via Varejo, which controls Casas Bahia and Ponto Frio, and vice chairman of Cnova, the world’s 8th largest internet company.  Previously, he served as Chairman of the Boards of Directors of Lupatech, Contax and Telemar Operadora, and as a member of the board of directors of Estacio, Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar.  He was CEO of Magnesita from 2007 to 2011 and from 1999 to 2006, and also worked for Telemar Group, where his positions included CEO of Telemar/Oi and Contax.  From 1997 to 1999, Mr. Iabrudi was CEO of FCA (Ferrovia Centro-Atlântica) and from 1984 to 1997, served as Chief Financial and Administrative Officer and Chief Human Resources Officer for Gerdau Group.  He has a degree in Psychology from PUC-MG (1979), a master’s degree in Organizational Development from Université Panthéon Sorbonne and a degree in Management from the Université Paris Dauphine, both in Paris, France.

Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012.  Previously, he was a career diplomat.  He joined the Brazilian foreign service in March 1967 and served as Brazilian ambassador to Japan, Mongolia and the Democratic People’s Republic of Korea from 2008 to 2010, China from 2004 to 2008 and Paraguay from 2000 to 2004.  Mr. Castro Neves also served as chairman of Itaipu Binacional and Interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency of Brazil.  He is a founding partner of CN Estudo e Projetos Ltda., emeritus vice president of the Brazilian Center of Foreign Affairs, president of Brazil-China’s Business Council and member of the Technical Council of the National Confederation of Commerce.  Mr. Castro Neves holds bachelor’s degrees in economics from the Universidade Federal do Rio de Janeiro and diplomacy from the Brazilian Ministry of Foreign Affairs Instituto Rio-Branco and a master’s degree in economics from the University of London.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012 and a member of the board of directors of Cnova since October 2014.  He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves on the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners.  Previously, he served as chief executive officer of Unibanco Banco de Investimentos and president of the Brazilian Development Bank (BNDES) and managing director of Banco UBS - Brasil.  He served as the chairman of the board of directors of BHP Billiton Brazil and as a member of the boards of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, and others.  He also is president of the board of trustees of the Brazilian Symphony Orchestra Foundation.  He holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Mrs. Maria Helena S. F. Santana has been an independent member of our board of directors since 2013.  She is also an independent director and coordinator of the audit committee of Totvs S.A., a member of the audit committee of Itau Unibanco Holding S.A., an independent director of Bolsas y Mercados Espanoles – BME and a trustee of the IFRS Foundation.  She is a member of the board of CAF – Brazilian Committee on Mergers and Acquisitions. She was formerly an independent non‑executive director of CPFL Energia S.A. Mrs. Santana previously served as chair of the Brazilian Securities and Exchange Commission from July 2007 to July 2012 and as commissioner of the CVM from July 2006 to July 2007.  Ms. Santana worked for the BM&FBOVESPA from 1994 to 2006, acting as head of Listings and Issuer Relations from 2000 to 2006, responsible for the supervision of listed companies and for attracting new companies to the stock exchange.  She was involved in the creation of the New Market (Novo Mercado) listing segment of the BM&FBOVESPA and charged with its implementation.  Mrs. Santana was vice-chair of the Brazilian Institute of Corporate Governance from 2004 to 2006 and chair of the Executive Committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012.  Mrs. Santana holds a bachelor’s degree in economics from Universidade de São Paulo.

Mr. Luiz Aranha Corrêa do Lago has been an independent member of our board of directors since 2014.  He has been a professor of economics at Pontifícia Universidade Católica from Rio de Janeiro since 1979, having served as associate professor from 1979 to 1995 and full professor since 1995.  Previously, Mr. Lago served as a planning and economic consultant and officer for Grupo Lorentzen, a member of the board of directors of Lorentzen Empreendimentos S.A., where he was director from 1988 to 2006.  He also was technical director of Primus Corretora de Valores e Câmbios S.A. from 1986 to 1987, economic consultant of the Investment Bank Association, stock market officer of the Central Bank from 1987 to 1988, chief of the Center for Monetary Studies and International Economics from 1981 to 1986 and senior economist of the Brazilian Institute of Economy from 1978 to 1986.  Mr. Lago served as a member of board of directors of Aracruz Celulose S.A. from 1988 to 2008, Veracel S.A. from 2006 to 2008, Arapar S.A. from 1988 to 2009 and Companhia de Navegação Norsul from 1988 to 2010.  Mr. Lago holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro, a master’s degree in economics from Duke University and a master’s degree and Ph.D. in economics from Harvard University.

Executive Officers

The following table sets forth the name, position and year of election of each of our executive officers.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Ronaldo Iabrudi dos Santos Pereira	Chief Executive Officer	2014	May 14, 1955
Christophe Jose Hidalgo	Chief Financial and Investor Relations Officer	2012	October 25, 1967
Antonio Salvador	Vice-President of Human Resources	2013	June 13, 1967
Luis Emilio Moreno Sanchez	Vice-President and Executive Officer of Multivarejo	2016	May 27, 1967
Belmiro de Figueiredo Gomes	Cash and Carry Officer	2012	August 11, 1971
Daniela Sabbag	Executive Officer	2013	April 10, 1975
Marcos Baruki Samaha	Executive Officer	2016	Jan 31, 1967

Mr. Ronaldo Iabrudi has been chief executive officer of GPA since January 2014.  He is also chairman of the board of directors of Via Varejo, which controls Casas Bahia and Ponto Frio, and vice chairman of Cnova, the world’s 8th largest internet company.  Previously, he served as chairman of the boards of directors of Lupatech, Contax and Telemar Operadora, and member of the boards of directors of Estacio, Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar.  He was chief executive officer of Magnesita from 2007 to 2011.  From 1999 to 2006, he worked for TelemarGroup, where he took several posts, including chief executive officer of Telemar/Oi and Contax.  From 1997 to 1999, Ronaldo Iabrudi was chief executive officer of FCA (Ferrovia Centro-Atlântica), and from 1984 to 1997, he worked as chief financial and administrative officer and chief human resources officer of the Gerdau Group.  He graduated in Psychology from PUC-MG in 1979, and has master’s degree in Organizational Development from Université Panthéon Sorbonne and in the Management of Change from the Université Paris Dauphine.

Mr. Christophe José Hidalgo has been our chief financial officer and corporate services officer since 2012 and investor relations officer since 2016.  He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito from 2010 to 2012.  From 1996 to 2000, Mr. Hidalgo was the chief financial officer of Castorama.  Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from Université de Bordeaux.

Mr. Antonio Salvador has been our vice-president of human resources since 2013.  Previously, he served as vice-president of human resources for Hewlett-Packard in Brazil from 2010 to 2013, human resources executive director at PricewaterhouseCoopers Brazil from 2007 to 2010, associate partner at IBM Global Business Services from 2003 to 2007, executive director at Promon Tecnologia from 2001 to 2003, senior manager at PricewaterhouseCoopers Brazil from 1997 to 2001 and corporate university manager at Brahma from 1994 to 1997.  In 2011 and 2012, Mr. Salvador received the “HR Professional of the Year” award for the technology industry from Voce S.A.  Mr. Salvador holds a bachelor’s degree in social communication from Universidade Gama Filho and an executive MBA from Fundação Cândido Mendes.  He has also completed programs in business administration at Fundação Getulio Vargas, INSEAD and Harvard Business School.

Mr. Luis Emilio Moreno Sanchez has been our multi-retail business officer since 2016.  Mr. Sanchez has worked for Libertad S.A. (Groupe Casino) from 2014 to 2016, as CEO General Director; for Walmart from 2005 to 2013, as CMO – Head of Merchandising, VP of New Formats Development, VP of Structural Supply Chain Transformation Food Private Labels, and Sr. Director of Real Estate Development; for Ahold from 2001 to 2005, as Grocery Buying Director, Hypermarket Format Director and COO and Formats Director; and for Carrefour from 1992 to 2001, as Deputy Director & Category Management Project Lead, New Markets Operations and Store Director.  Mr. Sanchez has a degree in Business Administration and International Trade from Salamanca University, in Spain.

Mr. Belmiro de Figueiredo Gomes has been our cash and carry officer since 2012.  Mr. Gomes joined the Company in 2010, having earlier held the position of commercial executive officer.  Previously, he worked in several areas of the Atacadão chain for 22 years.  In 2007, he coordinated the M&A transaction of the Atacadão chain to the Carrefour Group, subsequently serving as an executive officer responsible for the commercial, logistics, marketing and business strategy areas.

Ms. Daniela Sabbag has been our executive officer since 2016.  Before that, Ms. Sabbag was our investor relations officer from 2013 to 2016, having joined our finance team 16 years ago.  Ms. Sabbag was our investor relations non-executive officer from 2006 to 2010 and strategic planning, mergers and acquisitions and new business officer from 2010 to 2013.  Previously, Ms. Sabbag worked at Deutsche Bank and the Jerónimo Martins Group.  She holds a degree in business administration from Fundação Getulio Vargas and has completed post-graduate studies in capital markets at the Universidade de São Paulo and an MBA program at Fundação Getulio Vargas.

Mr. Marcos Baruki Samaha has been the operational officer of Multivarejo since 2016.  Before that, he was Chief Executive Officer of Jequiti Cosméticos from 2015 to 2016 and Chief Executive Officer of JBS Foods in 2013.  He has also worked for Walmart, as Commercial Director, Supercenter Department Vice-President, South Region Vice-President, Executive Vice-President – Retail Division Chief Operational Officer, Chief Executive Officer Central America (five countries) and Chief Executive Officer Brazil, from 1999 to 2010.  He also worked for GPA from 1997 to 1999 as Hypermarket Director.  Mr. Samaha has a degree in Psychology from Universidade de Taubaté (UNITAU) (1989), an MBA in Business Administration from Fundação Instituto de Administração (FIA) (1998), and a master’s degree in Human and Social Management from Universidade Presbiteriana Mackenzie (2016).

6B.               Compensation

For the year ended December 31, 2015, the aggregate compensation paid in cash to the directors, executive officers and members of the committees of CBD was R$56 million.  The executive officers also receive a package of benefits in line with market practices, including a health care and dental plan, biennial medical check-ups, a pension plan, meal vouchers, fuel vouchers and parking in the workplace.  Under CVM rules, listed companies are required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members.  However, our Company, together with other Brazilian listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, which, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and engaged the financial institution, Brasilprev Seguros e Previdência S.A., for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company.  Contributions made by the Company in the year ended December 31, 2015, amounted to R$4 million and employees’ contributions amounted to R$4 million with 859 participants.

We have established a profit sharing plan for our management, including our executive officers.  The plan and its rules have been approved by our board of directors.  The plan does not apply to our board of directors.  Under the terms of the plan, each member of our management (including executive officers) who is a beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan.  The final amount of the profit sharing payment to an individual is based on the consolidated results of the Company, the results of the business segment or the department, as the case may be, to which the individual belongs and based on the individual’s performance.  This individual amount is determined by multiplying the base amount by an index applicable to all participants.  This index depends on our operating performance.

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2014, 2015 and 2016

The table below indicates the compensation for members of the board of directors and members of the committees of the company, executive officers and fiscal council for 2014:

	Board of directors and members of the committees of the board of directors(1)	Executive officers(2)	Fiscal council	Total
	(In R$, when applicable)
Number of members	9	7.08	3	19.08
Fixed annual compensation	4,149,322	52,019,172	168,000	56,336,494
Benefits	-	4,022,234	-	4,022,234
Variable compensation
Profit sharing	-	20,759,354	-	20,759,354
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	6,000,000	-	6,000,000
Total compensation	4,149,322	82,800,760	168,000	87,118,082

____________________

(1)   The compensation of the Board of Directors and related Advisory Committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this caption.

(2)   The number of members in the board of executive officers informed in the table above corresponds to the annual average number of executive officers ascertained on a monthly basis.

(3)   Our fiscal council exercised the role of our audit committee under Exchange Act Rule 10A-3(c)(3) until April 16, 2014.  As of the date of this annual report, a fiscal council has not been installed for 2014 and 2015.

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2015:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	12.5	6.75	-	19.25
Fixed annual compensation	4,026,312	30,041,266	-	34,067,578
Benefits	-	3,662,836	-	3,662,836
Variable compensation
Profit sharing	-	13,377,018	-	13,377,018
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	5,000,000	-	5,000,000
Total compensation	4,026,312	52,081,121	-	56,107,433

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2016:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	14	7	3	24
Fixed annual compensation	5,310,987	21,311,617	684,000	27,306,604
Benefits	60,000	10,135,087	-	10,195,087
Variable compensation
Profit sharing	-	30,025,356	-	30,025,356
Participation in meetings	-	-	-	-
Others (invitees’ compensation)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	9,947,426	-	9,947,426
Total compensation	5,370,987	71,419,486	684,000	77,474,473

Variable Compensation 2014, 2015 and 2016

With the exception of the compensation based on the hours actually worked, the members of our board of directors and our fiscal council receive no variable compensation in the exercise of their functions.  Below we present the variable compensation of our executive officers paid in 2014 and 2015 and expected to be paid in 2016.

2014	Executive officers
(In R$, when applicable)
Number of members	7.08
Profit sharing
Minimum expected amount	0
Maximum expected amount	43,594,645
Expected amount – goals achieved	21,797,322
Amount actually recognized	20,759,354

2015	Executive officers
(In R$, when applicable)
Number of members	6,75
Profit sharing
Minimum expected amount	0
Maximum expected amount	23,951,847
Expected amount – goals achieved	13,377,018
Amount actually recognized	11,373,789

2016 (Expected)	Executive officers
(In R$, when applicable)
Number of members	7
Profit sharing
Minimum expected amount	0
Maximum expected amount	60,050,712
Expected amount – goals achieved	30,025,356

Employee Stock Option Plans

At an extraordinary general meeting held on May 9, 2014, our shareholders voted to:  (1) discontinue the stock option plan previously approved by our shareholders on December 20, 2006, or our Former Stock Option Plan, subject to the stock options that had already been granted pursuant to the Former Stock Option Plan remaining in force under the same terms and conditions; (2) approve the creation of a new stock option plan, or our New Stock Option Plan; and (3) create a compensation plan for employees based on stock options, or our Compensation Plan.  We refer to the Former Stock Option Plan, the New Stock Option Plan and the Compensation Plan collectively as our “Stock Option Plans.”  Our Stock Option Plans grant options to purchase our preferred shares only, and members of our board of directors are not eligible to participate.

General Terms and Conditions

Former Stock Option Plan

Our Former Stock Option Plan is administered by the stock option plan management committee of our board of directors.  Each grant cycle under our Former Stock Option Plan is designated with a serial number beginning with the letter “A.”  Having been discontinued in May 2014, no additional stock options will be granted under our Former Stock Option Plan.  As of December 31, 2015, the only outstanding series of stock options under our Former Stock Option Plan were Series A5, A6 and A7.  The maximum deadline for exercising Series A6 and A7 stock options under our Former Stock Option Plan is March 31, 2016 and March 31, 2017, respectively.

New Stock Option Plan

Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance.  Each grant cycle under our New Stock Option Plan will be designated with a serial number beginning with the letter “C.”  As of December 31, 2015, the only outstanding series of stock options under our New Stock Option Plan were Series C1 and C2.

The Company’s employees and executives are eligible to participate in our New Stock Option Plan.  Employees and executive managers of our subsidiaries who are considered “key executives” may also participate subject to the approval of the human resources and compensation committee.  Our employees’ participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance.  Each grant cycle under our Compensation Plan will be designated with a serial number beginning with the letter “B.”  As of December 31, 2015, the only outstanding series of stock options under our Compensation Plan were Series B1 and B2.

The Company’s employees and executives are eligible to participate in our New Stock Option Plan.  Employees and executive managers of our subsidiaries who are considered “key executives” may also participate subject to the approval of the human resources and compensation committee.  Our employees’ participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Main Objectives of the Stock Option Plans

The aim of our Stock Option Plans is to (i) attract and retain highly qualified executive officers and professionals; (ii) enable our managers and employees to participate in our capital and in the equity increases arising from the results these managers and employees have contributed; and (iii) align the interests of our managers and employees with those of our shareholders, encouraging these professionals to improve performance while ensuring continuity in the management of our Company and our subsidiaries.

Maximum Number of Shares and Options

Each stock option granted under the Stock Option Plans corresponds to one preferred share of the Company.  There is no maximum aggregate number of options that may be granted under our Former Stock Option Plan, provided that the total number of shares granted from the exercise of the options does not exceed 15,500,000 preferred shares overall and 2% of our total capital stock per series.

The total aggregate number of options that may be granted under each of our New Stock Option Plan and our Compensation Plan must not exceed 2% of the total number of preferred shares issued by the Company, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

When stock options are exercised, we issue the beneficiaries new shares, with the right to use our treasury shares.

Exercise Price

With respect to options granted under our Former Stock Option Plan, the exercise price per preferred share of “Silver” options will correspond to the average closing price of our preferred shares over the last 20 BM&FBOVESPA trading sessions prior to the date on which the stock option plan disbursement committee decides to grant the option.  After this average price has been determined, a discount of 20% will be applied.  For “Gold” options, the exercise price per preferred share will correspond to R$0.01.

The exercise price per preferred share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under the New Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the preferred shares issued by the Company in the prior 20 trading sessions of the BM&FBOVESPA prior to the date of the meeting of the human resources and compensation committee in which such options are granted.

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

Outstanding Stock Options

Below are the outstanding options for the members of our senior management, as of December 31, 2015.

Number of members that benefit from the stock option plan:  4

	Board of Officers
In relation to each option grant:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver	Serie B1	Serie C1	Serie B2	Serie C2
Grant date	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013	05/30/2014	05/30/2014	05/29/2015	05/29/2015
Number of options granted (in number of shares)	0	0	0	0	12,961	12,969	23,752	23,750	107,674	107,662
Deadline for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016	06/01/2017	06/01/2017	06/01/2017	06/01/2017
Deadline for the exercise of the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017	11/30/2017	11/30/2017	11/30/2017	11/30/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	180 days	N/A	180 days
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0	0	0	0	0.01	80.00	0.01	83.22	0.01	77.27
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	54.69	0.01	64.13	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	59.75	25.27	79.78	37.94	105.17	46.11	101.83	44.36	85.64	34.60
Potential dilution in case of exercise of the options	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Stock Options Exercised and Shares Delivered

The members of our senior management did not exercise any stock options in 2015.

We recognized share-based payments of R$11 million, R$37 million and R$43 million in our consolidated financial statement in 2015, 2014 and 2013, respectively.  These amounts included the amounts related to the acceleration of the vesting of certain stock options.

Insurance

We maintain officers and directors liability insurance with a certain limit covering all our managers against damages attributed to them in the exercise of their functions.  The policy is automatically extended to the management of our subsidiaries.

6C.               Board Practices

According to our by-laws, our board of directors consists of at least three and up to 12 members.  The directors meet ordinarily six times a year, to review the financial and other results of the Company, as well as follow-up on the annual operating plan, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of two years, re-election being permitted.  The board’s responsibilities include leading the corporate governance process, electing our executive officers and members of our committees and supervising our management.  Our board of directors consists of 11 members elected by our shareholders, of which three are representatives of the Casino Group, three are representatives of Éxito Group, one is representative of the Company’s management and four are independent directors.  The terms of office of our directors expire in 2018.  We are managed by our board of directors and by our board of executive officers.  None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

Our board of executive officers is composed of at least two and up to 14 members.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors.  As of December 31, 2015, our board of executive officers was composed of seven members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term.  On March 22, 2016, our directors elected our current executive officers.  The current term of all executive officers expires on March 22, 2018.

Committees of the Board of Directors

As of the date of this annual report, we have the following five special committees:  (i) audit committee; (ii) human resources and compensation committee; (iii) financial committee; (iv) sustainable development committee; and (v) corporate governance committee.  The responsibilities of our committees are established by their respective internal regulations, which were last amended on July 29, 2015, when the current versions of the internal regulations were approved by our board of directors.  The members of each committee are appointed by our board of directors and the board of directors also designates the chairman of each special committee.  The committees may include one member who is external and independent and not a member of our board of directors.  Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted.  In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Rule 308 as amended by the CVM Rule 509, adopt a statutory audit committee (comitê de auditoria estatutário).  According to CVM Rule 308, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management.  A majority of the members must be independent, according to the independence requirements of the CVM.

On April 16, 2014, our shareholders approved the establishment of a statutory audit committee, which has the following duties:  a) suggesting amendments to its internal regulation, submitting them to the board of directors’ consideration; b) advising the board of directors on the appointment of external auditors, as well as external auditor replacements c) analyzing the management’s report, financial statements, quarterly financial statements and other mid-period financial statements that may be prepared by the Company, submitting to the board of directors recommendations as it deems necessary; d) evaluating the effectiveness of the internal control structure and of the internal and external audit procedures of the Company, presenting recommendations it deems necessary to improve policies, practices and procedures; e) advising on the management’s proposals to be submitted to the shareholders’ meeting regarding changes in the capital stock, issue of debentures or subscription warrants, capital budgets, distribution of dividends, transformation, merger or split-up; f) assessing and monitoring the Company’s risk exposure; g) verifying compliance with its recommendations and/or explanations for its findings; h) verifying compliance of the board of executive officers with the recommendations made by the external and internal auditors, as well as reporting to the board of directors any possible conflicts between internal auditors, external auditors, and/or the Company’s officers; i) meeting with the various committees and the board of directors to discuss policies, practices and procedures identified under their corresponding areas of responsibility; j) preparing an annual report to be submitted accompanied with the financial statements; k) reviewing and monitoring the adequacy of the Company to Law No. 12,846, as of August 1, 2013 and its regulations; l) assessing and monitoring the mechanisms of control and verifying the Company’s compliance with Law No. 12,846, as of August 1, 2013 and its regulations; and m) advising on any other matters that the board of directors may submit to it, as well as those that this Committee may deem relevant.

We have a Related Party Transactions Policy providing for such transactions to be arm’s length and in the interest of the Company, as well as which corporate body is responsible for approving these transactions. Our statutory audit committee is also responsible for, among other things, reviewing whether these procedures have been followed.

Our statutory audit committee is composed of at least three and up to five members, of whom at least two must be from outside the Company (external) and independent and one must be a member of our board of directors and not an executive officer of the Company.  Additionally, at least one of the members of the audit committee must have recognized experience in corporate accounting.  Members of our statutory audit committee are appointed by our board of directors for a two-year term, re-election being permitted, and must meet certain requirements set forth by our by-laws and the CVM rules.

Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee.  Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.

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

On July 27, 2016, the following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho	Member	2014	July 26, 1957
Luiz Nelson Guedes de Carvalho	Coordinator (1)	2014	November 18, 1945
Pedro Oliva Marcilio de Sousa	Member	2014	March 1, 1973
Celso Clemente Giacometti	Member	2016	October 13, 1943

____________________

(1)   The role of the Coordinator of the statutory audit committee is provided for in CVM Instruction No. 509, of November 16, 2011. His responsibilities are to chair the meetings, represent the committee to the organs of the administration and enforce the provisions of the internal regulation.

Mr. Eleazar de Carvalho Filho has been a member of the board of directors since 2012 and a member of our audit committee since 2014.  For more information about Mr. Carvalho Filho, see “—Board of Directors—Mr. Eleazar de Carvalho Filho.”

Mr. Luiz Nelson Guedes de Carvalho has been a member of our audit committee since 2014.  He is a professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade), or FEA, of the Universidade de São Paulo.  He is a member and international relations vice‑coordinator of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC (the Brazilian Accounting Standards entity), a deputy representative of the CPC in the Emerging Economies Group of IASB, and an independent member of the banking self-regulation board of the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN.  In addition, he is member of the Board of Directors and chair of its audit committee as the accounting and finance specialist of BM&FBOVESPA, the self-listed Brazilian Futures and Stock Exchange; chairman of the Board of PETROBRAS Petróleo Brasileiro S.A., dual listed company (Brazil and USA), and an independent member of the sustainability committee of BM&FBOVESPA; and a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis), or Abracicon.  Previously, Mr. Carvalho was chairman of the committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, part of the UNCTAD, United Nations; member of the board of directors of the NGO Sustainable Amazon Foundation (Fundação Amazônia Sustentável), a member of the International Integrated Reporting Committee (Comitê Internacional para Relatórios Integrados) led by the Prince of Wales, vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the US FASB and the IASB in 2008; the first independent president of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; a member of the Consultative and Advisory Group of the International Federation of Accountants (Federação Internacional de Contadores); a vice-director of the Interamerican Accounting Association; a member of the board of directors of Banco Nossa Caixa S.A., or Banco Nossa Caixa, Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA, Companhia Müller de Bebidas, Vicunha Têxtil S.A., or Vicunha Têxtil, and Banco Fibra S.A., or Banco Fibra; a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal control committee of Banco Fibra.  Mr. Carvalho was also the president of the International

Institute of Financial Executives (Associação Internacional dos Institutos de Executivos de Finanças) for Central and South Americas, director of the Brazilian Central Bank and a Commissioner at CVM (the Brazilian Securities and Exchange Commission).  Mr. Carvalho holds bachelor’s degrees in economics from FEA and accounting from Faculdades São Judas Tadeu and master and PhD degrees in accounting and controllership from FEA USP.

Mr. Pedro Oliva Marcilio de Sousa has been a member of our audit committee since 2014.  Mr. Sousa is currently a partner at the private equity and asset management firm BR Partners Gestão de Recursos Ltda. and a member of the audit committee of BM&FBOVESPA.  Previously, he was a director of mergers and acquisitions at Banco Standard de Investimentos S.A., vice-president of the investment bank division of Goldman Sachs do Brasil Banco Múltiplo S.A., commissioner of the CVM and a partner at Machado, Meyer, Sendacz e Opice Advogados.  Mr. Souza holds a law degree from the Universidade Federal da Bahia.

Mr. Celso Clemente Giacometti has been a member of our audit committee since July 2016.  Mr. Giacometti started his career in 1960 as a trainee and reviewer at Citibank.  From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000.  He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças Votorantim Indústrias and as chairman of the fiscal council and member of the audit committee of Ambev S.A.  He was also a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista.  He was the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006.  On February 3, 2010, he was elected independent member of Banco Santander (Brasil) S.A.’s board of directors, a body over which he presided between October 2011 and June 2013 and between August 2013 and March 2015 and later served on as a member of the audit committee among other advisory committees until May 2016. Currently, he is an independent member of Banco Santander (Brasil) S.A.’s board of directors and a member of its nomination, governance and compliance committee. He is the managing partner of Giacometti Serviços Profissionais Ltda.  He is a member of the CAF (Comitê de Fusões e Aquisições) and of the consulting chamber for listed companies of BMF&Bovespa. Mr. Giacometti is also one of the co-founders and former a board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its governance and nomination committee.  He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) advising on the organizational structure model of the Company, to be submitted for the board of directors’ consideration; c) evaluating and recommending to the board of directors policies on management and employee development, as well as guidelines for attracting and retaining talent; d) identifying, both in the Company and in its subsidiaries, potential future leaders and following up in the development of their careers; e) reviewing recruitment and hiring methods adopted by the Company and its subsidiaries, using for comparison those employed by similar Brazilian companies; f) examining candidates for the board of directors and special committees, including external members, based on professional experience, technical qualifications, and economic, social and cultural compatibility; g) advising the board of directors on the candidates selected for the position of chief executive officer of the Company, as well as the candidates selected by the CEO for the board of officers; h) reviewing the remuneration policy as it applies to the Company’s management, advising the board of directors on the criteria of remuneration, benefits and other programs, including the stock option program; i) reporting periodically to the board of directors on the applicability and effectiveness of remuneration policies adopted by the Company, in order to assess the effectiveness of these policies in rewarding performance and disciplining non-satisfactory performance, according to metrics aligned with the Company’s objectives, including attracting and retaining talent; j) advising on criteria for the annual performance evaluation of the Company’s officers, using for comparison those employed by similar Brazilian companies, receiving recommendations from the board of directors in the evaluation process, making recommendations as to the individual assessments of the Company’s board; and k) performing other duties as may be specified by the board of directors.  Our human resources and compensation committee is composed of Arnaud Strasser, Yves Desjacques, Carlos Mario Diéz Gomez, Carlos Mario Giraldo Moreno and Ronaldo Iabrudi dos Santos Pereira.

Financial Committee

The financial committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) recommending and monitoring the adoption of the best economic and financial standards and the process of implementation and maintenance of such standards in the Company, suggesting changes, updates and improvements thereto to the board of directors; c) analyzing and reviewing the Company’s budget, as well as monitoring the implementation and enforcement thereof; d) analyzing and reviewing the economic and financial feasibility of the Company’s investment plans and programs, as well as monitoring the implementation thereof; e) analyzing, reviewing, and recommending measures and actions for the negotiations of any merger and acquisition, or any other similar transaction involving the Company or any of its controlled companies; f) monitoring any of the operations and negotiations mentioned in item (e); g) analyzing and reviewing the economic and financial indicators, the Company’s cash flow and debt policy, for the purpose of suggesting changes whenever it may deem necessary; h) monitoring the Company’s average capital structure cost and suggesting modifications thereto, whenever it may deem it necessary, as well as evaluating and discussing new funding alternatives for the Company; i) reviewing and recommending opportunities regarding financing transactions that may improve the Company’s capital structure, as well as analyzing and discussing the working capital needs and its impact on the Company’s capital structure; j) assisting both the board of directors and the executive board of the Company in analyzing the Brazilian and world economic trends and scenrios and their potential effects on the Company’s financial position, evaluating opportunities and risks and defining strategies to be adopted by the Company as regards its financial policy; k) monitoring the trading patterns of the Company’s securities in both the Brazilian and American markets, as well as the opinions of top investment analysts, recommending measures to maintain a healthy and liquid secondary market; and l) performing other duties as may be specified by the board of directors.  Our financial committee is currently composed of Eleazar de Carvalho Filho, Arnaud Strasser and José Gabriel Loaiza Herrera.

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) recommending and monitoring the adoption of the best sustainable development standards and the process of implementation and maintenance of such standards in the Company, suggesting changes, updates and improvements in policies, strategies and practices to the board of directors, in order to promote sustainable development and disseminate these practices in all activities and strategic relationships of the Company; c) evaluating and recommending to the board of directors projects, proposals and institutional campaigns connected to environmental or social issues, including regarding the allocation of funds and resources; d) evaluating and recommending to the board of directors adequacies to the annual reports related to sustainable development; e) analyzing market opportunities or new business formats to strengthen the Company’s sustainable growth strategy; f) advising the Company’s board of directors on all aspects regarding sustainability, including actions aimed at promoting consumer awareness in customers, suppliers and employees; g) submitting to the board of directors recommendations for amendments to or revision of proposals for strategic investments of the Company from the point of view of sustainability; j) advising on the Company’s efficient management, by recommending the adoption of programs of waste management, encouraging small producers, and food security; and k) performing other duties as may be specified by the board of directors.  Our sustainable development committee is composed of Luiz Augusto Castro Neves, Ronaldo Iabrudi dos Santos Pereira and Helio Mattar.

Corporate Governance Committee

The corporate governance committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) promoting, monitoring, and ensuring the adoption of best corporate governance practices, and coordinating the implementation process and maintenance of such practices in the Company, as well as the effectiveness of corporate governance processes, suggesting changes, updates, and improvements whenever necessary; c) reviewing periodically and recommending any necessary changes to corporate governance policies and practices adopted by the Company; d) ensuring the proper operation of the board of directors, the board of officers and their supporting bodies, ensuring the good relationship of such bodies among themselves and with Company’s shareholders, and, accordingly, reviewing periodically and making recommendations to the board of directors on its operation and authorities, as well as on the board of officers and on the supporting bodies; e) periodically preparing or reviewing the Company’s bylaws, codes, and policies, the internal regulations of the Company management’s supporting bodies, as well as any other documents connected to the Company’s corporate governance, submitting recommendations for amendments, criticism and suggestions it deems necessary to the board of directors in order to keep them constantly updated and in line with the highest corporate governance standards, always observing the Company’s unique characteristics; f) keeping the board of directors informed and updated about the applicable rules, regulations, and recommendations being practiced in the market, including rules that may be created and that may impact the corporate and securities exchange activities of the Company; g) monitoring the implementation of and compliance with the requirements of all Brazilian laws governing companies activities and the securities and exchange market, as well as the requirements of every and any supervision and surveillance authorities of securities and exchange market to which the Company is subject; h) drawing up, making drafts of, submitting to the board of directors and periodically reviewing the Company’s Policy on Transactions with Related Parties, as well as all other policies that the Company may need to adopt in order to align with best management and corporate governance practices; i) issuing its opinion, at the request of the board of directors or the officers, on situations in which a conflict of interests scenario may exist involving the Company’s activities; j) issuing its opinion on any other matters that the board of directors may submit to it, as well as those that this committee may deem relevant.  Our corporate governance committee is composed of Maria Helena Santana, Arnaud Strasser, Carlos Mario Giraldo Moreno, Luiz Augusto Castro Neves and Ronaldo Iabrudi dos Santos Pereira.

Stock Option Plan Management Committee and Fiscal Council

In addition to the four special committees, we also have a stock option plan management committee and, if established, a fiscal council.  We set forth below a description of our stock option plan management committee and fiscal council, whenever established by our shareholders.

Stock Option Plan Management Committee

Our stock option plan management committee has the following duties with respect to our Former Stock Option Plan:  (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when, if at all, each stock option plan will be granted; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to offer guidance to Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to their functions, responsibilities and performance based on the goals established by the “Gold” option plan; (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in Brazilian corporate law.  Our stock option plan management committee is composed of Arnaud Strasser, Belmiro de Figueiredo Gomes and Ronaldo Iabrudi dos Santos Pereira.

Fiscal Council

According to Brazilian corporate law, the adoption of a fiscal council is voluntary and it may be on a permanent or temporary basis.  On October 18, 2012, our shareholders approved an amendment to our by-laws to grant temporary status to our fiscal council.  Under Brazilian corporate law, the fiscal council is an independent body from management and the board of directors, elected by shareholders annually to supervise the activities of board of directors, management and independent auditors.  The responsibilities of the fiscal council are established by Brazilian corporate law and encompass the oversight of management’s compliance with the laws and by-laws, the issuance of a report included in the annual and quarterly reports and certain matters submitted for shareholders’ approval and calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings.

Under Brazilian corporate law, the fiscal council may not contain members who are members of the board of directors or management, or who are our employees or employees of a controlled company or of a company of the group, or a spouse or relative of any member of our management.  In addition, Brazilian corporate law requires that fiscal council members receive a compensation of at least 10% of the average amount paid to each executive officer, not including profit sharing and other benefits.  Brazilian corporate law requires a fiscal council to be composed of at least three and up to five members and their respective alternates.

Therefore, if installed, our fiscal council will be composed of at least three and up to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting following their election.  Under Brazilian corporate law, minority shareholders have the right to elect separately one member of the fiscal council.  However, our controlling shareholder has the right to elect the majority of the members of the fiscal council.

Our fiscal council exercised the role of our audit committee under Exchange Act Rule 10A-3(c)(3) until April 16, 2014.  As of the date of this annual report, a fiscal council has not been installed for 2014 and 2015.

6D.               Employees

As of December 31, 2015, we had 145,817 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2011, 2012, 2013, 2014 and 2015:

	As of December 31(1)
	2011	2012	2013	2014	2015
Operational	135,867	137,349	150,056	152,632	139,414
Administrative	13,203	13,688	6,395	7,197	6,403
Total	149,070	151,037	156,451	159,829	145,817

____________________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees.

6E.               Share Ownership

As of July 31, 2016, members of our board of officers directly owned an aggregate amount of 26,701 preferred shares while the members of our board of directors directly held an aggregate amount of 2 preferred shares.  None of the members of our board of directors and our board of officers, on an individual basis and as a group, own directly any of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A.  Major Shareholders.”  As of July 31, 2016, our management and some of our employees also owned options to purchase an aggregate amount of 1,646 thousands of preferred shares at per-share weighted average purchase price of R$18.61.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B.  Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.               Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of July 31, 2016 by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.  We have also included in the table the number of preferred shares held by each such person and by our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A. (1)	94,019,178	94.32	-	-	94,019,178	35.38
Almacenes Éxito S.A. (1)	1	0.00	-	-	1	0.00
Segisor S.A.S (1)	5,600,050	5.62	-	-	5,600,050	2.11
Casino, Guichard Perrachon S.A. (1)	1	0.00	-	-	1	0.00
King LLC (1)	-	-	852,000	0.51	852,000	0.32
Geant International B.V. (1)	-	-	9,423,742	5.67	9,423,742	3.55
Helicco Participações Ltda (1)	-	-	581,600	0.35	581,600	0.22
Carmignac Gestion	-	-	13,576,698	8.17	13,576,698	5.11
Harding Loevner, LP	-	-	9,259,594	5.58	9,259,594	3.48
Brandes Investment Partners, LP	-	-	8,510,442	5.12	8,510,442	3.20
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Directors and Officers (2)	-	-	26,703	0.02	26,703	0.01
Treasury shares	-	-	232,586	0.14	232,586	0.09
Others	60,621	0.06	123,623,496	74.43	123,684,117	46.54
Total	99,679,851	100.00	166,086,862	100.00	265,766,713	100.00

____________________

(1)   Wilkes Participações S.A., Almacenes Éxito S.A., Segisor S.A.S., Casino, Guichard Perrachon S.A., King LLC, Great International BV, Cofidol SAS and Helicco Participações Ltda are part of the Casino Group.

(2)   Refer to the amount of our shares that directors and officers own directly.

As of the date of this annual report, the Casino Group is the beneficial owner of 32.1% of the total capital stock of CBD.  On July 31, 2016, 69,190,371 of our preferred shares were held in the form of ADSs, representing 41.7% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

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

The agreement set forth, among other things:  (i) the exchange of 19,375,000 preferred shares of CBD held by the Casino Group for 19,375,000 common shares of the Holding Company held by the Diniz Family, subject to the approval of CADE with respect to 11,229,075 shares; (ii) the termination of the agreements entered into by and between the Casino Group and the Diniz Family, such as the shareholders’ agreements of the Holding Company and CBD as well as the conditional put option agreement; (iii) the resignation of Mr. Abilio dos Santos Diniz from the positions that he held as chairman of the board of directors of CBD, member of the Human Resources and Compensation Committee of CBD and member of the board of directors of the Holding Company as well as resignation of the two members appointed by the Diniz Family to the board of directors and special committees of CBD.

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

The Diniz Family sold its remaining interest in our Company in October 2014 as a result of (i) a series of market transactions between December 2012 and October 2014, (ii) the sale of 19,375,000 shares of the Holding Company to the Casino Group as a result of the exercise by the Casino Group of a purchase option and (iii) the aforementioned agreement entered into with the Casino Group on September 6, 2013.

In 2015, our controlling shareholder, the Casino Group, carried out a reorganization of its activities and businesses in Latin America to consolidate its platform in the region and capture synergies.  Pursuant to the reorganization, the Casino Group transferred 50% of the shares of our common stock to Éxito, corresponding to approximately 18.8% of our total capital stock.  Éxito is also controlled by the Casino Group and, therefore, after consummation of the transaction, the Casino Group remained as our controlling shareholder.

In connection with this reorganization, a Segisor S.A.S. shareholders’ agreement, the Holding Company’s shareholders’ agreement and CBD’s shareholders’ agreement were executed on August 20, 2015 with the purpose of setting forth the rules pursuant to which the Casino Group and Éxito will exercise control of CBD.  As a result of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement, representatives of the Casino Group and Éxito on our board of directors will vote in the same manner and our board will have 11 members, of whom three will be representatives of the Casino Group, three will be representatives of Éxito and five will be external members.  Summaries of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement are qualified by reference to the agreements that are filed as exhibits to this annual report.

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

On April 27, 2012, our shareholders approved a capital increase in the amount of R$201 million, by capitalizing the goodwill special reserve.  Out of this amount, R$40 million was capitalized without issuing new shares, to the benefit of all shareholders, and R$161 million was capitalized to the benefit of our Holding Company.

On April 17, 2013, our shareholders approved a capital increase in the amount of R$38 million, by capitalizing the goodwill special reserve.  Out of this amount, R$8 million was capitalized without issuing new shares, to the benefit of all shareholders, and R$30 million was capitalized to the benefit of our Holding Company.

As of the date of this annual report the goodwill special reserve has been fully capitalized.

7B.               Related Party Transactions

From time to time we have entered into transactions with the Casino Group and other related parties.  The following discussion summarizes certain of the significant agreements and arrangements among us and our related parties.  For further details regarding our related party transactions, see note 12 to our audited consolidated financial statements included elsewhere in this annual report.  We have a Related Party Transactions Policy according to which their transactions shall be arm’s length and in the interest of the Company, as well as which corporate body is responsible for approving the transactions. Our statutory audit committee is also responsible for, among other things, reviewing whether these procedures have been followed.

Lease Agreements with the Klein Family

Casa Bahia Comercial and Via Varejo entered into operating lease agreements for Casa Bahia Comercial properties where some of the stores, distribution centers and buildings of Nova Casa Bahia are located.  In addition, as of December 31, 2015, we had lease agreements with the Klein Family regarding 315 properties, among these distribution centers, stores and administrative buildings.  The rental will be annually adjusted by inflation based on the positive variation of IPCA/IBGE.  For the year ended December 31, 2015, Via Varejo paid Casa Bahia Comercial R$289 million under the lease agreements.

Indemnity with Klein Family

Under the acquisition and shareholders agreement between us, ViaVarejo and Casa Bahia Comercial, Via Varejo has indemnity rights against Casa Bahia Comercial for certain claims existing as of June 30, 2010 and related expenses.  The balance of any indemnity rights are paid from time to time and are recorded as accounts receivable by Via Varejo.

In 2015, Via Varejo and Casa Bahia Comercial reviewed a number of open claims and concluded that they were not subject to the reimbursement rights.  As a result, Via Varejo reversed R$32 million of these accounts receivable.  In addition, Via Varejo recorded a R$5 million provision for losses in connection with other indemnity rights that may not be reimbursable.  The balance of the indemnity rights pending to be paid by Casa Bahia Comercial is of R$356 million.

E-Commerce Business Proposed Transaction

In August 2016, Via Varejo and Cnova entered into a reorganization agreement related to the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”).  Pursuant to the reorganization agreement, in exchange for all its ownership interest in Cnova Brazil, Cnova will receive approximately 97 million of its own common shares currently held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of US$5 million, subject to customary adjustment at closing as set forth in the reorganization agreement.  In addition, Cnova will receive the repayment of a shareholder loan granted by Cnova to Cnova Brazil, valued at US$156 million as of end of June 2016.

The Casino Group intends to launch a voluntary cash tender offer for any and all outstanding Cnova common shares at an offer price of US$5.50 per share, following and subject to the completion of the Reorganization, which is expected to occur during the fourth quarter of 2016.  Pursuant to a separate agreement, we have agreed not to tender our Cnova shares into Casino’s tender offer or otherwise transfer or dispose of our shares prior to the completion of the tender offer.

As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and will no longer be a shareholder of Cnova.  Cnova will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount.

According to the terms of CBD’s Policy for Related Party Transactions, our board of directors formed a special committee composed by the board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago (the “CBD Special Committee”) to issue a recommendation to our board of directors on the vote to be cast by CBD at Cnova’s shareholders’ meeting relating to the Reorganization and the terms and conditions of a new operational agreement between CBD and Via Varejo. The Reorganization was conditioned upon CBD not selling its shares of Cnova in the tender offer. Thus, our board of directors has submitted to the CBD Special Committee the analysis of (i) the Reorganization, (ii) the condition not to sell CBD’s shares of Cnova; and (iii) the new operational agreement, all as one single transaction.

In August 2016, the CBD Special Committee, having received the commitment letter from Casino according to the terms described in the following paragraph, submitted its unanimous recommendation to our board of directors in favor of the vote for the approval of the Reorganization that we will cast at Cnova’s shareholders’ meeting.

Casino submitted a commitment letter to CBD, pursuant to which it grants us certain governance and liquidity rights in relation to the interest held by CBD in Cnova, including:  (i) CBD’s right to designate at least one member to the board of directors of Cnova, taking into account the number of members proportional to CBD’s interest; (ii) in two years as of the commitment letter, CBD may request the engagement of a financial advisor to assess the opportunity of carrying out an initial public offering of Cnova shares, in case Cnova is delisted, or a primary or secondary offering to increase the free float and liquidity of Cnova’s shares, in case Cnova’s shares remain listed (“Offering for the Distribution of Shares”); (iii) CBD will have priority over Casino to sell its shares in an Offering for the Distribution of Shares with respect to 90% of the total shares to be offered in the secondary offering; (iv) CBD will have partial tag along rights in case Casino sells its Cnova shares and the sale does not constitute a change of control; in case of change of control, CBD will have the right to sell all of its shares; (v) CBD will be treated pari passu in relation to Casino in any transfer of Cnova shares to any third party or in case of any reorganization or corporate transaction resulting in any exchange, redemption or another issuance of Cnova shares; and (vi) in case of any reorganization or corporate transaction involving Cnova, Casino will use its reasonable measures to cause CBD to receive securities in exchange for Cnova shares that are as liquid as the Cnova shares currently held by CBD.

In addition, our board of directors approved, in accordance with the recommendation of the CBD Special Committee, the execution of a new operational agreement between CBD and Via Varejo, which establishes the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, especially regarding the joint acquisitions of common products and the e–commerce activities under the brand “Extra,” which will come into effect as of the implementation of the Reorganization (“New Operational Agreement”).

The implementation of the Reorganization is conditioned upon the approval of Via Varejo’s minority shareholders and Cnova’s shareholders.  We will not exercise our voting rights in the resolution concerning the Reorganization at Via Varejo’s shareholders’ meeting.

Operational Agreement

On October 17, 2013, CBD, Cnova Brazil, Cnova and Via Varejo entered into an Operational Agreement, as further amended on July 24, 2014, pursuant to which Via Varejo must procure for Cnova Brazil common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business.  Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any e-commerce related activities in Brazil exclusively through Cnova Brazil, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates e-commerce activities in Brazil.  Cnova is required to align its prices with Via Varejo with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio).  The Amended Operational Agreement also provides Cnova and Cnova Brazil with the right to use and exploit private labels or brands owned by Via Varejo and CBD (under the terms of the trademark license agreements entered into between Cnova Brazil and Via Varejo and between Cnova Brazil and CBD), provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it.  These license agreements cannot be transferred by Cnova Brazil to any third-party without the owner’s agreement.

The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Cnova Brazil (without corporate law status) that is responsible for supervising compliance with the Amended Operational Agreement, and that is comprised of members appointed by Cnova, CBD and Via Varejo, each of which will report to the party that appointed such member.

The Amended Operational Agreement also provides for a payment of a fee by Cnova Brazil to Via Varejo in an amount equal to 1.3% of the amount paid by Cnova Brazil for purchases of any items from common suppliers.  The payment of the fee is due during the period beginning on October 17, 2013 (the date of the original operating agreement) and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year.  The agreement requires Cnova to maintain appropriate levels of service for its e-commerce platforms.

Agreements with Casino, Distribution Casino France and Éxito

Cost Sharing Agreement

On August 1, 2014, we entered into a cost sharing agreement with Casino, pursuant to which we agreed to reimburse Casino for expenses incurred by its employees in connection with activities involving the transfer of “know-how” to CBD to support its development.  The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others.  For the year ended December 31, 2015, we paid Casino R$71 million under the cost sharing agreement.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France (“DCF”) entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers.  Pursuant to verbal binding agreements memorialized in draft agreements, the supply agreements were subsequently amended in 2015, to modify financial conditions.  The agreements were subsequently amended on June 28, 2016 to detail and clarify financial conditions.  Neither party has a purchase volume obligation under the agreements.  Each party shall pay for the products “at cost” plus a decreasing margin (1.5% to 0%) depending on the portion represented by the purchasing entity purchase volume into the global non-food purchase volume made by the purchasing entity and the supplying entity.  The agreements terminate on June 1, 2024, and are automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

DCF Purchasing Synergies

On June 30, 2015, Cdiscount and DCF entered into a Purchase Synergy Agreement, whereby DCF, due to lower volumes compared to Cdiscount volumes, remunerates Cdiscount for the purchase conditions obtained through such grouped purchases for non-food products.  DCF pays commission to Cdiscount at a rate based on the respective volumes purchased by DCF and Cdiscount compared to the total volume with common suppliers.  In particular, (i) when DCF share in total volume is less than 20%, then the rate is at 1.5% of the total volume; (ii) when DCF share in total volume is between 20% and 35%, the rate is at 0.7%.  If DCF share in total volume is higher than 35%, no remuneration is due.  The agreement terminates on January 1, 2025, and is automatically renewable for successive five-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Éxito’s Operational Service Agreement—Cdiscount Colombia

On March 27, 2015, Éxito and Cdiscount Colombia entered into an Operational Services Agreement, which includes the rendering of purchase, logistics, shipping (including pick-up point services), back-office IT license and maintenance agreement, and back offices services such as accounting, audit, legal and human resources, real estate management and marketing.  The prices for each service rendered were determined depending on the type of service, on an arm’s-length basis, as legally required under Colombian law.  The agreement, which took effect on January 1, 2015, is valid for one year and is automatically renewable for successive 1-year periods unless terminated by either party with a 3-month written prior notice.

Agreements with the Casino Group’s Subsidiaries

Cash Pooling Agreement

On July 1, 2014, Cnova entered into a Current Account Agreement with Casino Finance International (preciously named Polca Holding S.A.), or Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group.  Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and CDiscount International B.V., also acceded to the Current Account Agreement, respectively on August 1, 2014, October 17, 2014 and August 1, 2014.  The purpose of the current account agreement is to improve the management of the parties’ working capital through:  (i) obtaining cash advances from Casino Finance International to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International.  The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party.  The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance.  In connection with the increase of Cnova’s net sales from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with its growth, the current account agreement between Cnova and Casino Finance International was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million.  There is no cap on the size of any given drawing from the cash pool.  Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound).  Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries.  Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite.  Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice.  Each agreement immediately terminates if the Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of the bankruptcy of a party.

Cdiscount Banque Casino Cooperation Agreement

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which the Casino Group and Crédit Mutuel S.A. each own 50.0% of the share capital, entered into a cooperation agreement.  The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino.  This agreement is effective until December 30, 2016 and is automatically renewable for a 5-year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period.  Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of the financial services relating to the payment-in-installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

On December 15, 2015 and December 16, 2015, the parties amended the agreement to reallocate the financial services provided by Banque Casino to Cdiscount (in-house).  After this, the agreement changed substantially since the payment-in-installments plan is now managed by Cdiscount.  Under the new conditions, Cdiscount offers the credit to customers who opt for the payment-in-installments plan and sells the respective receivables to Banque Casino.  Banque Casino, in turn, pays the full purchase price, assumes substantially all of the credit risk for the installments payments beyond agreed-upon risk levels for Cdiscount and earns a fee for it.

Carts et Crédits Joint Venture Agreement

On June 13, 2012, Cdiscount, Banque Casino and C2C-Cartes et Crédits à la Consommation S.A., or Cartes et Crédits, created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profits and losses of the common activity regarding Cdiscount customers.  On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits.  The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino.  The duration of the joint venture is 99 years from January 1, 2012.  The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

In June 2015, Cdiscount notified Banque Casino of its decision to cease the contract at its term in December 2016, opening therefore a period for renegotiation of the terms of a new contract.

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV SNC, or CCV, a member of the Casino Group, as amended by two agreements, each dated May 16, 2014.  Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites.  CCV also provides CCV stores as “Click & Collect” locations for customers purchasing heavy or large products on our sites.  The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

The parties are not entitled to transfer the agreement without the prior consent of the other party.  Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S., or EMC, the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement, which was subsequently amended on March 27, 2015.  Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers.  Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers.  This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with an 18-month prior notice.

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

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis SAS, or Easydis, which is an affiliate of the Casino Group.  Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France.  Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping.  The parties subsequently amended the agreement on May 16, 2014 to extend the scope of the services and on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020.  It is automatically renewable for successive six-year periods.

Tab Agreements with LPE and DCF and Alimentaire Express Agreement with Franprix

On June 30, 2015, Cdiscount entered into two agreements, one with DCF and one with Leader Price Exploitation, pursuant to which Cdiscount designed, created and maintained a tab on its website dedicated to the DCF eCommerce site “Casinodrive” and the Leader Price eCommerce site “Leaderdrive,” respectively.  In 2015, Cdiscount earned a total €2.6 million upfront payment that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs.  Both agreements were terminated in December 2015 due to Cdiscount’s decision to concentrate its food offer in a single channel, by entering into the Alimentaire Express Agreement with Franprix Holding S.A.S. (“Franprix Holding”).

Under the Alimentaire Express Agreement, a verbal arrangement entered into by Cdiscount and Franprix Holding and expected to be duly memorialized shortly after the filing of this annual report, Cdiscount maintains features on its website to allow customers to order food products and Franprix Holding sells and delivers the products to the customers’ homes on an express basis via its network of stores.  The delivery time is an hour and a half or such longer time period agreed with the purchaser.  The initial territory covered by the express food delivery service is Paris and Neuilly sur Seine.  Cdiscount and Franprix Holding may agree to extend the initial territory.  Under the agreement, Franprix Holding guarantees that its stores registered pursuant to the agreement comply with the required quality standards of products sold to consumers and the timely delivery service.

The agreement is effective as of December 1, 2015 and is valid for an indefinite period.  Financial conditions are based on Cdiscount’s marketplace commissions system.  The parties agreed on a six-month free commission period followed by decreasing commissions depending on the number of products offered.

Loan to Management of Nova Pontocom

In November 2010, within the context of the restructuring of e-commerce business, we provided loans to certain statutory members of Nova Pontocom’s management.  In 2015 the amounts owed under these loans were settled with the delivery by Nova Pontocom’s management of shares issued by Nova Pontocom Comércio Eletrônico’ at market value, which had an effect of R$36 million recorded directly in our shareholders’ equity.  See note 25.9 to our audited consolidated financial statements included elsewhere in this annual report.

Additional Cnova Brazil Related Agreements

Cnova Brazil Accommodation Agreements (Pick-Up Point Agreements)

Cnova Brazil has entered into a number of accommodation agreements for indeterminate term with CBD and Via Varejo pursuant to which CBD and Via Varejo allow Cnova Brazil’s customers to pick up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo.  Other than payments related to their share of utilities in the agreements with Via Varejo, such as light and water, Cnova Brazil does not pay any fee for these arrangements.  As of the date of this annual report, Cnova Brazil, CBD and Via Varejo are negotiating on an arm’s length basis a pick-up point framework agreement to regulate the terms and conditions of this transaction.

Guarantee Framework Agreement

On May 10, 2016, CBD and Cnova Brazil entered into a Guarantee Framework Agreement, as subsequently amended.  The agreement provides for a fee to be charged by CBD on market terms in consideration for CBD’s future and existing guarantees of the obligations of Cnova Brazil under financial agreements, lease agreements and commercial agreements with third parties.

This agreement will remain in force until all debts have been paid by Cnova Brazil or until CBD is released from the guarantee.  Either party may terminate the agreement with 90 days’ prior written notice period.  If the termination is requested by CBD and Cnova Brazil is unable to replace the guarantees within a 90-day period, (i) the agreement will remain in force until the guarantees are replaced and (ii) CBD’s fees will remain in force, without the application of a discount provided in the agreement.  CBD waives fees in connection with its guarantee under certain lease agreements, so long as by September 30, 2016, Cnova Brazil terminates and/or does not renew these lease agreements or the CBD guarantee is replaced by a new guarantee.

Side Letter Agreements Related to CBD Corporate Guarantees

Between January and July 2016, Cnova Brazil and CBD entered into various side letter agreements enabling Cnova Brazil to access new financings/loans with financial institutions:  (i) a US$75 million loan agreement between Cnova Brazil and Banco Safra S.A.; (ii) a US$50 million loan agreement between Cnova Brazil and Banco Bradesco Europa S.A.; (iii) a US$47 million loan agreement between Cnova Brazil and Banco Santander (Brasil) S.A. (iv) an increased credit limit in an existing overdraft account with Banco Santander (Brasil) S.A.; and (v) the renewal of an agreement for the opening of documentary credit for the payment of imported goods with Banco Santander (Brasil) S.A. These side letter agreements were provided for the payment of a semi-annual fee by Cnova Brazil to CBD in connection with corporate guarantees provided by CBD.

Viaw Consultoria Services Agreement

In September 2013, we entered into a services agreement with Viaw Consultoria Ltda. to assist us in reducing our telephone and data communication costs by renegotiating agreements with suppliers.  Mr. Ronaldo Iabrudi dos Santos Pereira, our CEO and one of our officers, is a partner of Viaw Consultoria.  We made payments of R$3 million under this agreement in each of 2015 and 2014.  There were no payments under this agreement in 2013.  This agreement expired in March 2016.

7C.               Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

8A.               Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and labor litigation and administrative proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions to us and to ensure that the outcomes of these legal proceedings have no material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions.  For further information on our legal proceedings, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2013	2014	2015
	(in millions of R$)
COFINS(1) and PIS(2) tax claims	272	79	103
Other tax claims	403	510	414
Labor claims	297	521	597
Civil and other claims	175	234	282
Total accrued liabilities for legal proceedings	1,147	1,344	1,396

____________________

(1)   Social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS.

(2)   Social integration (Programa de Integração Social), or PIS.

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which in annual terms, was 8.18% on December 31, 2013, 10,86% on December 31, 2014 and 13.21% on December 31, 2015 and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction.  The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay PIS and COFINS taxes, at the rates of 1.65% and 7.6% on gross sales revenue, respectively.  We adopt the non-cumulative system whereby these tax liabilities can be partially or completely offset by credits, as the case may be, we accrue from taxes previously paid on products we purchase and other expenses.  As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, from the calculation basis of these two contributions.

Since the noncumulative regime to calculate PIS and COFINS has been used, we have challenged the right to deduct ICMS from the base of these two contributions and other less important matters.  The amount of the provision accrued as of December 31, 2015 was R$103 million (R$79 million as of December 31, 2014).

Taxes and other

We have other tax claims that were deemed probable losses by our legal counsel:  (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and federal income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in 2011; (iii) disagreement on the State Government Fund Against Poverty (Fundo de Combate à Pobreza), enacted by the State of Rio de Janeiro government; (iv) purchases from suppliers considered disqualified before the registration of the relevant State Financing Secretary; (v) error in application rate, (vi) ancillary obligations by state tax authorities; and (vii) other less relevant issues.  The amount we provisioned as of December 31, 2015 was R$121 million (R$108 million as of December 31, 2014).

The Brazilian Supreme Court, or STF, on October 16, 2014, decided that the taxpayers whose trade products included in the “basic consumer products basket” have no right to fully use the ICMS credits.  The Company, with the aid of its legal advisors, evaluated and recorded a provision for this matter amounting to R$128 million as of December 31,2015 (R$147 million as of December 31, 2014), since this claim is considered a probable loss.  The amount of provisions accrued represents management’s best estimate of the probable cash disbursement to settle this claim.

We discussed in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, costs.  The accrued amount as of December 31, 2015 was R$62 million (R$48 million as of December 31, 2014).

Provisions for tax contingent liabilities were recorded by our subsidiary Via Varejo at the time of the business combination.  As of December 31, 2015, the amount recorded was R$84 million in tax contingent liabilities (R$87 million as of December 31, 2014).  These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

For further information on our tax-related claims, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

As a result of the business combination of Bartira in 2013, we recorded contingent tax liabilities, which refer mainly to possible failure in supporting documentation of transactions, totaling R$106 million in income tax, social contribution, PIS, COFINS and ICMS, of which R$100 million has been expired and written-off and recognized in “other Income/Expenses” in the statement of income, net of R$23 million used with Income Tax.

On December 31, 2015 the total contingent liabilities related to Bartira PPA totaled R$18 million, which R$6 million were related to tax contingencies and R$12 million were related to labor contingencies, (R$118 million as of December 31, 2014).

Labor claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business.  As of December 31, 2015, we recorded a provision of R$597 million (R$521 million as of December 31, 2014) referring to lawsuits whose risk of loss was considered probable.  Management, assisted by legal counsel, evaluates these claims recording provision for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.  Labor claims are indexed to rate according to a table made available by the Brazilian Supreme Labor Court plus 1% monthly interest rates.

Civil and other claims

We are defendants in civil lawsuits.  Among these lawsuits, we highlight the following:

•         We file and respond to various lawsuits requesting the review of lease amounts.  In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined.  The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity.  As of December 31, 2015, the provision for these lawsuits was R$45 million (R$55 million as of December 31, 2014) to which there are no judicial deposits.

•         Via Varejo is party to lawsuits involving consumer relations rights (civil claims and assessments from the Consumer Protection and Defense Foundation (Fundação de Proteção e Defesa do Consumidor) or the PROCON Foundation) and a few lawsuits involving contracts terminated with suppliers in the amount of R$64 million at December 31, 2015, as compared to R$86 million in December 31, 2014.

As of December 31, 2015, including the lawsuits mentioned above, we had provisioned for civil actions in the amount of R$282 million, as compared to R$234 million as of December 31, 2014.

Other contingent liabilities for which there are no provisions

As of December 31, 2015, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings.  See note 22.6 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, IPI credits, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU.  As of December 31, 2015, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$11,888 million, as compared to R$8,047 million in 2014.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims.  As of December 31, 2015, the aggregate amount of the possible loss regarding these proceedings was R$829 million, as compared to R$505 million in 2014.

Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes.  During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987.0 million, and other applicable tax liabilities in the federal tax installment payment program.  The balance of the consolidated installments on December 31, 2015 was R$644 million, as compared to R$680 million in 2014.

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts.  The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.  In the last quarter 2014, there was a reduction of the provision for risks in the amount of R$296, there was a gain, net of other negative effects, in the amount of R$23.In addition, Law 12.996/2014 also allowed taxpayers to use tax loss carryforward to settle 70% of the remaining debt balance.  Therefore, management settled certain debts in the amount of R$366 million (R$256 million - using tax loss carryforward, R$97 million paid in cash and with interest reduction).

Arbitration

In June 2012, we received a correspondence from the International Chamber of Commerce, whereby we were notified of the request for arbitration submitted by Morzan Empreendimentos e Participações Ltda.  (“Morzan”), the former parent company of Globex Utilidades S.A., currently Via Varejo.  The arbitration proceeding is related to issues arising from the share purchase agreement entered into by our subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (the “Via Varejo Purchase Agreement”) to acquire 86,962,965 common shares, representing approximately 70.2% of the total voting capital of Via Varejo.  The terms of this arbitration are subject to confidentiality clauses.

While we believe that we have fulfilled our obligation under the Via Varejo Purchase Agreement, the arbitral tribunal issued a decision in August 2015, further complemented by a decision issued in January 2016, which determined that the Company and its controlling company, Wilkes Participações S.A., had to pay the amounts requested by Morzan.  On April 1, 2016, the Company made a payment of R$233 million.

The Company, together with Wilkes Participações S.A., filed an annulment suit of the arbitration award before the competent French court, which is still in early stage.  If this action results in a favorable decision, the Company may recover part of the amount paid to Morzan.

For further information on the arbitration request by Morzan, see note 1.1 to our audited consolidated financial statements included elsewhere in this annual report.

Notices from CVM to CBD and our subsidiary Via Varejo

On February 18, 2016, our subsidiary Via Varejo received a notice from the CVM Department of Relationship with Companies, challenging the accounting treatment given by Via Varejo in 2013 to the acquisition of the control of Bartira (acquisition of an additional 75% equity interest) and requesting the restatement of the financial statements.

Via Varejo appealed to a higher instance within the CVM, requesting suspensive effect of the restatement request. Via Varejo is still waiting for a decision. As of the date of this annual report, we have not yet recorded any effects in the consolidated financial statements of the Company as a result of the notice from the CVM.

Legal Proceedings Related to Cnova N.V.

Our subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review, and Cnova may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters).  The Company and its subsidiary Cnova are unable at this time to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its subsidiary Cnova and its advisors retained by the Cnova’s board of directors.

Dividend Policy and Dividends

General

Pursuant to Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year at which time the allocation of the results of operations in any year and the distribution of an annual dividend are approved.  Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to Brazilian corporate law.  Currently, Brazilian corporate law generally requires that each Brazilian corporation distribute, as a mandatory dividend, an aggregate amount equal to at least 25% of the adjusted net profits and adjusted according to Brazilian corporate law.  Pursuant to Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds.  Also pursuant to Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders’ general meeting that the distribution would be incompatible with its financial condition.

For the fiscal year ended 2015, we have not changed the dividend distribution period.  Pursuant to our dividend policy created by our board of directors on August 3, 2009, we anticipate our dividend distribution on a quarterly basis.  For further information see “Item 10B.  Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends.”  According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2012:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares (in R$ millions)
2012	Dividends	June 20, 2012	0.11	0.10	28
2012	Dividends	August 13, 2012	0.11	0.10	28
2012	Dividends	November 23, 2012	0.11	0.10	28
2012	Dividends	June 14, 2013	0.653088073	0.593716430	166
2013	Dividends	May 16, 2013	0.13	0.118182	33
2013	Dividends	August 13, 2013	0.13	0.118182	33
2013	Dividends	November 7, 2013	0.13	0.118182	33
2013	Dividends	June 13, 2014	0.5889348796	0.5353953451	151
2014	Dividends	May 15, 2014	0.14	0.127270	36
2014	Dividends	August 13, 2014	0.14	0.127270	36
2014	Dividends	November 21, 2014	0.14	0.127270	36
2014	Dividends	June 25, 2015	0.76	0.69	194
2015	Dividends	May 28, 2015	0.15	0.136365	38
2015	Dividends	August 8, 2015	0.15	0.136365	38
2015	Dividends	November 11, 2015	0.15	0.136365	38
2015	Dividends	June 23, 2016	0.015073	0.013703	4

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the depositary, which will then convert the payments in Brazilian currency into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above.  In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the distributions are converted and remitted.  See “Item 3A.  Selected Financial Data—Exchange Rates.”  Dividends and interest on shareholders’ equity in respect to the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E.  Taxation—Brazilian Tax Considerations.”

8B.               Significant Changes

None.

ITEM 9.            THE OFFER AND LISTING

9A.               Offer and Listing Details

Our preferred shares are traded on the BM&FBOVESPA under the trading symbol PCAR4.  Our preferred shares in the form of ADSs also trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD.”

Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2015, the ADSs represented 31.0% of our preferred shares.  Each ADS represents one preferred share, without par value.  The ADSs are evidenced by ADRs issued by JP Morgan Chase Bank, N.A.

The following table sets forth, for the period indicated, the reported high and low sales prices for the preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2011:	73.25	56.00	39.05	29.85	52,809,689
2012:	98.19	66.00	48.05	32.30	42,716,722
2013:	114.70	88.67	48.96	37.85	83,709,400
2014:
1st quarter	103.65	92.30	45.80	40.79	64,023,648
2nd quarter	109.09	99.95	49.53	45.38	91,864,714
3rd quarter	115.00	102.39	46.92	41.77	98,098,986
4th quarter	112.00	95.80	42.17	36.07	86,561,690
2015:
1st quarter	98.90	88.47	30.83	27.58	83,824,762
2nd quarter	102.69	73.30	33.10	23.63	109,734,899
3rd quarter	75.30	48.76	18.95	12.27	77,605,789
4th quarter	58.80	41.19	15.06	10.55	67,471,834

____________________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

Preferred share prices for the most recent six months are as follows:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
February 2016	43.62	38.00	10.96	9.55	43,578,544
March 2016	51.80	41.90	14.56	11.77	81,205,630
April 2016	52.36	47.34	15.17	13.72	58,961,958
May 2016	51.76	40.45	14.40	11.25	44,372,559
June 2016	46.71	40.93	14.55	12.75	31,482,261
July 2016	57.25	46.65	17.68	14.40	57,248,580
August 2016 (through August 30)	53.89	47.67	16.57	14.66	41,043,325

____________________

(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

On July 29, 2016, the closing sale price for the preferred shares on the BM&FBOVESPA was R$49.07 per preferred share, equivalent to US$15.15 per ADS translated at the exchange rate of R$3.239 per US$1.00, the commercial selling rate on that date.  On the same date, the closing sale price for our ADSs on the NYSE was US$15.07.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2011:	48.00	30.68	90.04	57.55	29,838,692
2012:	49.67	36.03	101.50	73.63	20,026,162
2013:	56.83	38.98	133.13	91.31	26,667,579
2014:
1st quarter	43.76	38.06	99.03	86.13	20,995,306
2nd quarter	49.00	43.96	107.92	96.82	26,918,414
3rd quarter	51.23	43.61	125.56	106.89	29,330,465
4th quarter	46.08	35.35	122.40	93.90	22,458,595
2015:
1st quarter	37.32	28.96	119.72	92.90	20,269,579
2nd quarter	34.16	23.67	105.98	73.44	18,320,015
3rd quarter	23.78	11.90	94.48	47.28	14,478,110
4th quarter	15.59	10.44	60.88	40.77	12,550,615

____________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

Share prices for the most recent six months are as follows:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
February 2016	11.13	9.45	44.29	37.61	7,111,746
March 2016	14.27	10.68	50.79	38.01	15,420,728
April 2016	14.99	12.88	51.73	44.45	13,483,356
May 2016	14.77	11.14	53.10	40.05	8,330,612
June 2016	14.55	11.37	46.70	36.50	9,024,414
July 2016	17.40	13.98	56.36	45.28	14,381,630
August 2016 (through August 30)	16.82	14.51	54.71	47.19	10,528,430

____________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

In addition, our common shares are listed on the BM&FBOVESPA under the trading symbol PCAR3, although they are not actively traded.  See “Item 7A.  Major Shareholders” for more information on ownership of our common shares.

9B.               Plan of Distribution

Not applicable.

9C.               Markets

Trading on the BM&FBOVESPA

BM&FBOVESPA is a Brazilian publicly held company formed in 2008 through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros).  BM&FBOVESPA is one of the largest exchanges in the world in market capitalization, the second in the Americas and the leader in Latin America.

Trading on the exchange is conducted by authorized members.  Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during daylight savings time in Brazil, on an electronic trading system.  Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30 p.m. during daylight savings time in Brazil, in an after market trading session.

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

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM, the Brazilian Securities and Exchange Commission (which has general authority over the stock exchanges and securities markets), as provided for by the Brazilian Securities Exchange Act and Brazilian corporate law.  The CMN, National Monetary Council, is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964, as amended.  These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and governance of Brazilian stock exchanges.

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

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Level 1 (Nível 1) and 2 (Nível 2) of differentiated Corporate Governance Practices and New Market, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good practices of corporate governance.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

On May 10, 2011 the differentiated Corporate Governance Practices and New Market rules were amended.  The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules.  In addition, according to the amended rules, a company’s chief executive officer or major executive officer cannot hold the position of chairman of the board of directors.  Board members shall be elected for continuous terms of a maximum of two years, with reelection permitted.

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

•         require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the BM&FBOVESPA the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

•         require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and

•         forbid trading on the basis of insider information.

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or managers consider that their disclosure will pose a risk to the company’s legitimate interest.

9D.               Selling Shareholders

Not applicable.

9E.               Dilution

Not applicable.

9F.               Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

10A.           Share Capital

As of December 31, 2015, our capital stock consisted of a total of 265,701,713 non-par shares, of which 99,679,851 were common shares and 166,021,862 were preferred shares.  As of the same date, our Company held 232,586 preferred shares in treasury.  In 2015, we increased our capital stock by 418,405 preferred shares in connection with our New Stock Option Plan.

As of July 31, 2016, our capital stock consisted of a total of 265,766,713 non-par shares, of which 99,679,851 were common shares and 166,086,862 were preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

In the last three years we have not issued any other class of shares.

10B.           Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law.  This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to Brazilian corporate law.

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

•         cumulative preferences and advantages established in the items above.

Furthermore, the preferred shares will only be admitted for trading on the BM&FBOVESPA if they are entitled to at least one of the following preferences:

•         right to participate in the distribution of the mandatory dividend of at least 25% of our adjusted net profits, pursuant to the following criteria (See “—Allocation of Net Profits and Distribution of Dividends—Allocation of Net Profits—Mandatory Dividends” for a description of calculation of our adjusted net profits):  (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above;

•         right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares; or

•         rights to be included in a tender offer for the sale of control, with tag along right at a price of at least 80% of the amount paid for the common shares and assured rights of receiving dividends in the same conditions as the common shares.

In addition, pursuant to Brazilian corporate law and our by-laws, the preferred shares will acquire the right to vote in the event that the minimum non-cumulative annual preferred dividend is not paid for a period of three consecutive years, and such voting right will cease upon the payment of such minimum non-cumulative annual preferred dividend.

Under Brazilian corporate law, amendments reducing the rights of preferred shares entitle the holders of those shares to withdrawal rights.  See “—Withdrawal Rights” for a further description.

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

Legal reserve account.  We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the amount of the reserve equals 20% of our paid-in capital.  The allocation of a portion of the net profits to the legal reserve account is mandatory and it must be submitted for approval to the shareholders’ vote at the general shareholders’ meeting and may only be transferred to our capital account or used to offset accumulated losses, if any.  We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock.  The legal reserve account is not available for the payment of dividends.

Expansion Reserve.  Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remainder adjusted net profits after the establishment of the legal, contingency and the payment of the mandatory dividend.  The total amount of this reserve may not exceed the amount corresponding to our share capital.  Our shareholders may amend our by-laws in order to establish other discretionary reserves.  The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

Consequently, under our by-laws, to the extent funds are available, dividends and/or interest on shareholders’ equity are paid in the following order:  (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares in the amount of R$0.08 per preferred share; and (ii) a dividend that is 10% higher than the mandatory dividend attributed to each common share, including for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition.

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

Under Brazilian corporate law, dividends must be available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date.  The amount is subject to monetary restatement, in accordance with the recommendation of our board of directors and Brazilian corporate law.

A shareholder has a three-year period following the dividend payment date to claim a dividend in respect of its shares.  After the expiration of that period, we are no longer liable for the payment of such dividend.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management report to our shareholders’ general meeting that the distribution would be incompatible with our financial condition.  Such suspension is subject to review by the fiscal council, if one has been established.  In addition, in the case of public companies, like us, our management must file a justification for such suspension with the Brazilian Securities Commission within five days from the date of the relevant general shareholders’ meeting.  If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders, the payment may be treated as a deductible expense for income tax and social contribution purposes.  Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in the shareholders’ meeting.  The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution.  This interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and cannot exceed, for tax purposes, the greater of (i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident and domiciled in a “tax haven,” a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment.  See “Item 10E.  Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”  To the extent we distribute interest on shareholders’ equity in any year, this distribution is not accounted for as part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

With respect to the borrowing powers of the board of directors, the board of directors has the power to authorize the borrowing of funds.  Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) two executive officers acting jointly; (ii) one officer indicated by the board of directors and one attorney-in-fact; (iii) two attorneys-in-fact; or (iv) one attorney-in-fact or one officer in exceptional cases.  Acts resulting in the acquisition, encumbrance or disposition of assets of the company, as well as the granting of powers of attorney for such purposes must be entered into by us upon the joint signature of two officers indicated by the board of directors, acting jointly with the chief executive officer.

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

Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority or preference over the existing preferred shares, would require, in addition to the affirmative vote of shareholders holding the majority of our common shares in a shareholders’ meeting, the prior approval or ratification by holders of a majority of the concerned outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares.  This meeting would be called by notice published at least three times in the Diário Oficial do Estado de São Paulo, as well as in a newspaper of wide circulation in São Paulo, at least 15 days prior to the meeting, but would not generally require any other form of notice.  We have designated newspapers such as Folha de São Paulo, Valor Econômico, Estado de S. Paulo or Brasil Econômico for this purpose.  In addition to these newspapers, we must also publish the notice on the website of CVM or BM&FBOVESPA and on our website.

According to Brazilian corporate law, (i) shareholders that jointly hold preferred shares that represent at least 10% of the total capital stock, and (ii) holders of common shares that are not controlling shareholders and represent at least 15% of the total voting stock will have the right to elect one member of the board of directors and an alternate.  If non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they jointly hold at least 10% of the total capital, they may elect a member of the board of directors and an alternate director.  Only shareholders that can prove that they have held the shares for at least three continuous months may exercise such rights.

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

•         approve the transformation of the corporate form or a merger with or into another company, spin-off, consolidation or split; and

•         authorize management to petition for bankruptcy, to declare our company insolvent and to request procedures involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

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

•         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian law described under “—Preemptive Rights on Increase in Preferred Share Capital;”

•         the right to withdraw from the company in the cases specified under Brazilian corporate law, see “—Withdrawal Rights;” and

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account.  However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding voting capital is required in order to:

•         create preferred shares or disproportionally increase an existing class of preferred shares in relation to the other classes of shares, if the number of preferred shares increases to more than two-thirds of the total of our issued and outstanding shares, as provided for or authorized by our by-laws;

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

•         merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

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

Conditions of admission

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares that they intend to vote on.  A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporation officer, a lawyer or a financial institution.  Investment funds must be represented by their manager.

Preemptive Rights on Increase in Preferred Share Capital

Under Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option program.  A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue.  A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise this right, except if otherwise determined by the by-laws or the shareholder meeting, and this right is negotiable.

According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares that they already hold.  However, if an issuance of shares changes the existing proportion of classes and types of shares, then (i) the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and, (ii) if necessary to maintain such shareholders’ ownership proportional with regard to the total capital stock, they may subscribe for other classes or types of shares.

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

In the event of a capital increase, which maintains or increases the proportion of capital represented by preferred shares, holders of ADSs may, under the certain circumstances described above, exercise preemptive rights to subscribe newly issued preferred shares.  In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs may, under the certain circumstances described above, have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their interest in us.  For risks associated with preemptive rights, see “Item 3D.  Risk Factors—Risks Relating to the Preferred Shares and ADSs—You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.”

Withdrawal Rights

Neither the common shares nor the preferred shares are redeemable.  Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares.  According to Brazilian corporate law and our by-laws, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approve the following matters:

i.      the creation of preferred shares or the disproportional increase of an existing class of preferred shares relative to the other classes of shares, if the number of preferred shares increases to more than two-thirds of the total of our issued and outstanding shares, as is provided for or authorized by our by-laws;

ii.     the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or the creation of a new class with greater privileges than the existing classes of preferred shares;

iii.    a reduction in the percentage of mandatory dividends;

iv.    a change in our corporate purposes;

v.     the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

vi.    our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

vii.   our participation in a group of companies as defined under Brazilian corporate law and subject to the conditions set forth therein;

viii.  a spin-off of our company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a group of companies (as defined under Brazilian corporate law); or the transformation of us into another type of company.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company, (b) a spin-off or (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

In addition, the rights of withdrawal in items (v), (vi), (vii) and (vii), above, may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are part of the BM&FBOVESPA Index, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

Our preferred shares may be withdrawn at their book value, determined on the basis of the last balance sheet approved by the shareholders.  If the shareholders’ meeting giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a special balance sheet that is of a date within sixty days of the shareholders’ meeting.  In this case, we must immediately pay 80% of the book value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the relevant shareholders’ meeting.

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee.  We maintain book entry form services with the Custodian, which performs all of the services of safekeeping and transfer of our shares and related services.

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf.  If the original investment is registered with the Central Bank pursuant to Resolution 373 of CMN, the foreign investor should also seek amendment of the electronic registration to reflect the new ownership through its local agent, if necessary.

BM&FBOVESPA operates a clearing house through CBLC.  CBLC is also responsible for settlement and custody of the shares.  The payment of dividends, bonuses and other corporate events is managed by “Central Depositária” a branch of BM&FBOVESPA.

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

Pursuant to the shareholders’ agreement, CBD will have the right to elect the majority of members of Via Varejo’s board of directors and the partners (represented by the Klein Family) of Casa Bahia Comercial will have the right to elect a certain number of members corresponding to their ownership interest in Via Varejo’s capital stock, if Casa Bahia Comercial holds at least 25% of shares bound to the shareholders’ agreement.  The partners of Casa Bahia Comercial shall appoint at least two members of Via Varejo’s board of directors, if they hold at least 20% of the shares bound to the shareholders’ agreement.

On October 17, 2013, CBD, Via Varejo and Nova Pontocom entered into a stock purchase agreement pursuant to which CBD acquired 6.2% of Nova Pontocom’s capital stock from Via Varejo for R$80.0 million and 1.96% of Nova Pontocom’s capital stock from minority shareholders for R$25 million.  As a result, Nova Pontocom became a subsidiary of CBD of which CBD holds 52.06% capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact on our consolidation of Nova Pontocom’s results of operations and financial condition on our financial statements, since we previously held, through Via Varejo, the indirect control of Nova Pontocom.

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

As a consequence of the reduction of its participation in Via Varejo’s capital stock, the Klein Family no longer has certain rights under the shareholders’ agreement entered into by and among us, the Klein Family and Via Varejo, among which rights are Mr. Michael Klein’s appointment to the position of chairman of the board of directors of Via Varejo and the right to consent with respect to Via Varejo’s vote at shareholders’ meetings of its subsidiary Nova Pontocom or by members of the board of directors of Nova Pontocom regarding certain matters.  In addition, the Klein Family has the right to appoint only two members of the board of directors of Via Varejo.

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

Resolution No. 1,927 of the CMN provided for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  Based on Resolution No. 1,927 of the CMN, we filed an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we received final approval before the offering of the preferred shares underlying the ADSs in May 1997.  Since March 30, 2015, Resolution No. 4,373 of the CMN, which replaced Resolution No. 1,927 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

An electronic registration, which replaced the amended certificate of registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

This electronic registration was carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the preferred shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration.  Thereafter, unless the preferred shares are held pursuant to Resolution No. 4,373 of the CMN, dated as of September 29, 2014 a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares.  In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Item 10E.  Taxation—Brazilian Tax Considerations”), the investor will also be subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution No. 4,373.  See “Item 10E.  Taxation—Brazilian Tax Considerations.”

Under Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled.  In accordance with Resolution 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 4,373, foreign investors must fulfill the following requirements before engaging in financial transactions:

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

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offering of securities etc., as detailed by CVM Rule No. 560.  Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under Resolution No. 4,373 who are not resident in a tax haven jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.  See “Item 10E.  Taxation—Brazilian Tax Considerations.”

10E.           Taxation

This summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposal of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

This summary is based upon tax laws of Brazil and the federal income tax laws of the United States in effect as of the date hereof, which are subject to change (possibly with retroactive effect) and differing interpretations.  This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Third Amended and Restated Deposit Agreement, dated as of December 7, 2015, among us, JP Morgan Chase Bank,

N.A., as the depositary and the owners from time to time of ADRs, and any related documents, will be performed in accordance with its terms.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how such a treaty would affect a U.S. holder of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Brazilian Holder”).  It is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations.  Any change in this law may change the consequences described below.  Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Taxation of Dividends

Dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us to the depositary in respect of preferred shares underlying ADS or to a Non-Brazilian Holder in respect of preferred shares, are exempt from withholding income tax.

Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFrS.  After the issuance of such new rules, a transitory tax regime (regime tributário de transição), or RTT, was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income.  Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.

As a result of the application of the RTT, the accounting profit of a Brazilian company could be significantly higher (or lower) than its taxable profit.  Law 12,973, dated May 13, 2014, among other provisions, extinguished the RTT and provided the applicable tax treatment for the new Brazilian accounting standards.

Law 12,973 dated May 13, 2014, also modified the treatment applicable to foreign source income derived by Brazilian-owned foreign subsidiaries and associated companies.  As of January 1, 2015, foreign source income earned by Brazilian-owned foreign subsidiaries is taxable in Brazil on a year-end basis irrespective of the distribution of such income in the form of dividends or capital gains.  Foreign source income earned by Brazilian‑owned foreign associated companies is only taxable in Brazil upon distribution.  A foreign tax credit related to the income tax paid in the country of residence of the foreign subsidiary or associated company is nevertheless granted to the Brazilian parent company provided certain requirements are fulfilled.  As from January 1, 2015, therefore, foreign source income earned by our foreign subsidiaries and associated companies will be subject to Brazilian income taxation pursuant to the recently-introduced rules brought forth by Law 12,973/14 and applicable regulations.

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

The Brazilian Congress is currently discussing the conversion into law of Provisional Measure (Medida Provisória) No. 694 of September 30, 2015, which introduces new rules for computing interest on shareholders’ equity.  Among such rules MP 694/15, if converted into law, would (i) increase the 15% withholding tax to 18% and (ii) limit the TJLP reference for calculation of shareholders’ equity to 5%.  Provisional Measures are subject to review, comment and approval by the Brazilian Congress prior to becoming law and being incorporated into the Brazilian legal framework.

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

Regarding the ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident are arguably not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03.  However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident.  As a result, gains on a disposal of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident in the event that Brazilian courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for preferred shares should not be subject to Brazilian income tax, since as described above, ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03.  With reference to the deposit of preferred shares in exchange for ADSs, the difference between the acquisition cost of the preferred shares and the market price of the preferred shares may be subject to Brazilian income tax at the rate of 15% or 25%, in the case of a resident in a Low or Nil Taxation Jurisdiction.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case that a Non-Brazilian Holder is a 4,373 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

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

Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

i.      exempt from income tax when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373, of, September 29, 2014, (“4,373 Holder”) and (2) is not a resident in a Low or Nil Taxation Jurisdiction; or

ii.     subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non‑Brazilian Holder that is not a 4,373 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposal of the preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for a resident in a Low or Nil Taxation Jurisdiction or where local legislation imposes restrictions on the disclosure of the shareholding composition, of the ownership of the investment or of the identity of the effective beneficiary of the income attributed to non-residents, which, in this case, is subject to income tax at the rate of 25%.  If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by a Non-Brazilian Holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

As a general rule, the gains realized as a result of a disposal of preferred shares or ADSs is the positive difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Brazilian Holder of ADSs and 4,373 Holder of preferred shares will continue or that it will not be changed in the future.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian income tax.  Any gain on the sale or assignment of preemptive rights relating to the preferred shares or ADSs by a Non-Brazilian Holder will be subject to Brazilian taxation at the same rate applicable to the sale or disposal of preferred shares.

The Brazilian government issued Provisional Measure No. 692 on September 22, 2015, increasing the income tax rates applicable to capital gains realized by certain taxpayers from a transfer or sale of assets or rights in Brazil.  On December 9, 2015, a committee composed of members of the Brazilian Senate and Brazilian Congress approved the Bill of Conversion into Law of MP 692/15 (Projeto de Lei de Conversão No. 27/2015).  According to the bill of conversion the capital income tax rates would apply at progressive rates ranging from 15% to 22.5%.  The bill of conversion into law must be approved by the Brazilian Congress, the Brazilian Senate and the Brazilian President in order to become law and enter into force.

Discussion on Low or Nil Taxation Jurisdictions

In certain circumstances, the Brazilian tax legislation imposes higher taxation on transactions that are carried out with entities located in jurisdictions considered to maintain favorable tax regimes (the above mentioned Low or Nil Taxation Jurisdiction).

On June 24, 2008, Law No. 11,727 enlarged the scope of Low or Nil Taxation Jurisdiction by adding the fourth paragraph to article 24 of Law No. 9,430/96 and introduced a new concept of “Privileged Tax Regime.”  According to the enacted article 24-A of Law No. 9,430/96 the tax regime is considered as such if it (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

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

In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions (Law No. 9,430/96) and thin capitalization rules (Law No. 12,249/10).

Thus, to income and gains realized by foreign investors that invest in the Brazilian financial and capital markets (4,373 Holders), the relevant concept is the one that makes reference to “countries that tax income at a rate lower than 20%,” as provided under Law No. 9,959/00 (i.e. only Low or Nil Taxation Jurisdiction) and the countries listed in the article one of the Normative Ruling No. 1,037/10.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of preferred shares or ADSs by a Non-Brazilian Holder.  Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Brazilian Holder on individuals or entities resident or domiciled within such states in Brazil.  There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of preferred shares or ADSs.

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the preferred shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange.  Currently, applicable rate for almost all foreign currency exchange transactions is 0.38%.  However, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Brazilian Holder, as applicable) are subject to IOF/Exchange at 0% rate.  The IOF/Exchange rate will be also 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.  Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares held by foreign investors under the 4,373 Holders regime.  In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions (“IOF/Bonds”)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange.  The rate of this tax for transactions involving preferred shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, only with respect to future transactions.  Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at 0% rate.  Any increase in the rate would not apply retroactively.

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

This summary does not purport to address all of the material U.S. federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume that all distributions are made out of earnings and profits and constitute dividend income.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury Department has announced that it continues to study and promulgate additional or revised rules pursuant to which holders of ADSs, or preferred stock and intermediaries through whom such securities are held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

In general, gain or loss, if any, realized by a U.S. holder upon a sale, exchange or other taxable disposition of preferred shares or ADSs, will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the preferred shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.

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

A U.S. Holder who owns preferred shares or ADSs during any taxable year in which we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621.  In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates.  Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates.  See note 18 to our audited consolidated financial statements included elsewhere in this annual report for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk.

Starting in 1999, we have adopted a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais.  We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, under which we are effectively then liable for amounts in reais and interest at a percentage of the CDI rate.  Amounts are normally consummated with the same financial institutions and for the same maturity periods.  See “Item 5B.  Liquidity and Capital Resources.”

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

We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, foreign currency fluctuations, existing issuances of fixed rate debt and existing issuances of variable rate debt.  We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments.  Among other facilities, we also use bank loans to meet our financing requirements, originally denominated in U.S. dollars and swapped to obligations in reais accruing interest based on the CDI rate.

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2015.  See note 18 to our audited consolidated financial statements included elsewhere in this annual report.

	As of December 31, 2015
	Expected Maturity Date
	2016	2017	2018	2019	2020	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks in reais(1)	540	-	-	-	-	-	540	-	540
Cash equivalents denominated in reais(2)	10,475	-	-	-	-	-	10,475	-	10,475	100.50% of CDI
Total cash and cash equivalents	11,015	-	-	-	-	-	11,015	-	11,015

Liabilities:
Loans and financing
Floating rate, denominated in US dollars(3)	1,181	1,284	225	-	-	-	2,690	-	2,690	(102.2% of CDI)+ (1.91% per year)
Floating rate, denominated in reais	2,455	1,111	249	39	15	80	3,949	(9)	4,035	(106.42% of CDI) + (CDI - 0.71% per year) + (TR + 9.98% per year) + (14.60% per year)
Floating rate, denominated in reais	98	8	8	8	8	19	149	-	150	(TJLP + 3.60% per year) or (3.05% per year)
Floating rate, denominated in reais	44	49	35	37	36	63	264	-	264	(98.99% of CDI)
Total loans and financing	3,778	2,452	517	84	59	162	7,052	(9)	7,139
Debentures floating rate, denominated in reais	39	-	450	450	-	-	939	(4)	1,078	(107.00% of CDI)
Structured payable program	1,055	-	-	-	-	-	1,055	-	1,055
Total liabilities	4,872	2,452	967	534	59	162	9,046	(13)	9,272

____________________

(1)   Cash and banks include 102 million euros and 28 million US dollars.

(2)   Cash equivalents include 29 million euros.

(3)   Originally US dollar-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2013	2014	2015
CDI(1)	8.1%	10.8%	13.2%
TJLP(2)	5.0%	5.0%	7.0%

____________________

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

Since December 31, 2011 and through December 31, 2015, the real depreciated by 108.2% against the U.S. dollar, and as of December 31, 2015, the commercial market rate for purchasing U.S. dollars was R$3.905 to US$1.00.  In the first quarter of 2016, the real appreciated 8.9% against the U.S. dollar, and as of March 31, 2016, the commercial market rate for purchasing U.S. dollars was R$3.559 to US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2015 included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$722 million as of December 31, 2015 compared to R$26 million as of December 31, 2014.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially protect our exposure arising from our U.S. dollar‑denominated debt.

The table below provides information on our debt outstanding as of December 31, 2015:

	Expected Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
US dollars(1)	1,181	1,284	225	-	-	-	2,690	2,690
Reais	2,597	1,168	292	84	59	162	4,362	4,449
Total loans and financing	3,778	2,452	517	84	59	162	7,052	7,139
Debentures
Reais	39	-	450	450	-	-	939	1,078
Total Debentures	39	-	450	450	-	-	939	1,078

____________________

(1)   Originally US dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 18 to our audited consolidated financial statements included elsewhere in this annual report.  As of December 31, 2015, the originally U.S. dollar-denominated debt of R$2,690 million and R$699 million as of December 31, 2014, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

Expected Maturity Date
	2016	2017	2018	2019	2020	There– after	Total	Fair Value of (Assets) Liabilities	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount........	1,629	1,548	213	-	-	-	3,390	3,412	102.20% over CDI	U.S. dollar + 1.91% per year
U.S. dollars to reais.......	1,629	1,548	213	-	-	-	3,390	3,412	102.20% over CDI	U.S. dollar + 1.91% per year

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	• Any cash distribution to ADS registered Holders
US$.05 (or less) per ADS per calendar year (or portion thereof)

•        Services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision)

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

Fees Incurred Since January 1, 2015

On December 7, 2015, JPMorgan Chase Bank, N.A. replaced The Bank of New York Mellon as the depositary bank for our ADS program pursuant to the third amended and restated deposit agreement entered into by and among CBD, JP Morgan Chase Bank, N.A., as the depositary bank, and the ADR holders.  From December 7, 2015 until July 31, 2016, the Company received from JPMorgan Chase Bank, N.A. the amount of US$116 thousand in accordance with the deposit agreement.

From January 1, 2015 until December 7, 2015, the Company received from The Bank of New York Mellon, as the depositary bank of our ADS program during that period, the amount of US$1.6 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be Paid in the Future

JPMorgan Chase Bank, N.A., as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees.  The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods.  The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness, as of December 31, 2015, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  Based upon that evaluation, our CEO and CFO concluded that, due to material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2015.  We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding these material weaknesses, our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the receipts and expenditures of the Company are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013).  Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2015, considering the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Material Weakness I) Inadequate controls over reviewing and monitoring accounting information from subsidiary CNova N.V. for financial statements consolidation purpose

Our management controls were insufficient to detect the misconduct at our subsidiary Cnova N.V., and as a result the Company was unable to properly perform and/or accumulate certain accounting analyses and reconciliations in a timely manner and with the proper level of internal oversight and/or review resulting in the restatement of the 2014 and 2013 comparative periods included in the December 31, 2015, consolidated financial statements.

Background of Cnova N.V. Control Environment

Cnova N.V. is our subsidiary that, under the corporate governance rules of NASDAQ, has its own Board of Directors and Audit Committee.  A report on Cnova N.V.’s internal control over financial reporting as of December 31, 2015 was issued by its independent registered certified public accounting firm.

As we disclosed in a press release dated December 18, 2015, the Board of Directors of Cnova N.V. engaged legal counsel to work with forensic accountants and perform an internal investigation of alleged employee misconduct related to inventory management at Cnova N.V.’s Brazilian subsidiary’s distribution centers.  Subsequently, the scope of the investigation at the Company’s Brazilian subsidiary, Cnova Brazil, was expanded to include certain accounting issues which could impact the financial reporting of Cnova N.V.

As a result of the foregoing, and taking into consideration Cnova N.V. management’s report on internal control over financial reporting as of December 31, 2015, our management determined that the findings and deficiencies identified are relevant enough and constitute the following material weaknesses related to Cnova N.V.’s control environment:

Material Weakness II) Cnova N.V. and Cnova Brazil monitoring activities and financial statement close process

Management of CNova N.V. and Cnova Brazil did not set the proper tone at the top by demonstrating a commitment to integrity and ethical values in the conduct of business and oversight of financial reporting with respect to Cnova Brazil.

Material Weakness III) Cnova Brazil control activities, information and communication

As presented in Cnova N.V.’s management report on internal control over financial reporting as of December 31, 2015, findings in the following internal controls and financing reporting activities and process of Cnova Brazil, in aggregate, were considered by Cnova N.V.’s management material weaknesses:  i) improper segregation of duties and internal controls in reverse logistics relating to handling of returned products; ii) failure to maintain effective internal controls over its reconciliation of accounts payable; iii) override of existing internal controls related to the capitalization of software development costs; iv) failure to implement and/or maintain some effective IT general controls; v) failure to design or maintain controls related to its taxable profit forecasts and consistent analysis to support deferred tax assets.

Remedial actions

The Company continues to evaluate, design and implement the appropriate remedial actions to address the material weaknesses described above, including the increase of oversight of accounting procedures for consolidation purpose of its subsidiaries, the termination or replacement of certain executive officers and employees and the ceasing of its commercial relationship with certain third-party companies in connection with reverse logistics.

Attestation report of the independent registered accounting firm

Deloitte Touche Tohmatsu, the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

The control activities that failed resulting in the material weaknesses disclosed in the Management’s Report on Internal Control over Financial Reporting were the controls activities that existed since the beginning of the earliest period presented in the consolidated financial statements to address these material weaknesses. Other than the changes resulting from the implementation of the plan to remediate these material weaknesses described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d 15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.         [RESERVED]

16A.           Audit Committee Financial Expert

Our board of directors has determined that Luiz Nelson Guedes de Carvalho, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards.  For a discussion of the role of our audit committee, see “Item 6C.  Board Practices—Committees of the Board of Directors—Audit Committee.”

16B.           Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer, which was amended by our board of directors on April 3, 2014.  This Code of Moral Conduct of the Company complies with item 5.8 of the New Listing Regulation for Corporate Governance Level 1 issued by BM&FBOVESPA and is available at our website www.gpari.com.br and at www.cvm.gov.br.  We intend to make publicly available on this website any amendments to our code of ethics.  Information from that website is not incorporated by reference into this document.

16C.           Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2014 and 2015.  The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2014 and 2015, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2014	2015
	(in millions of R$)
Audit Fees	7.7	8.2
Audit–Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	7.7	8.2

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

In the beginning of 2014 and in 2013, these functions were performed by our fiscal council, which was then installed.  None of the fees paid to our independent accountants were approved pursuant to the de minimis exception.

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

Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting.  Currently our board of directors consists of 11 members elected by our shareholders, consisting of three representatives of the Casino Group, three representatives of Éxito Group, one representative of the Company’s management and four external and independent directors.

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

Although we are not required under applicable Brazilian law, we have created a Corporate Governance Committee and a Human Resources and Compensation Committee to improve our corporate governance practices.  The Human Resources and Compensation Committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers.  For further information on our Human Resources and Compensation Committee, see “Item 6C.  Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

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

Under Brazilian corporate law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers is established by our shareholders at the annual general meeting.  On the other hand, the board of directors, through the Committee of Human Resources and Compensation, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such recommendation, the board, through the Committee of Human Resources and Compensation, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.  For further information on our Human Resources and Compensation Committee, see “Item 6C.  Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

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

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.  Under Brazilian corporate law, shareholders must approve all stock option plans.  In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval as well.  Our board of directors, in its turn, is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected.

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

Although we were not required to adopt a code of ethics, we implemented a code of moral conduct in 2000, as amended in 2014, to regulate our employee’s conduct with us and our customers, suppliers, competitors and the public at large.  In order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2005.  For more information about our code of moral conduct, see “Item 16B.  Code of Ethics.”

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
2.(a)

Form of Amended Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(2)

4.(b)(1)

Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Via Varejo S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.(3)

Exhibit Number	Description
4.(b)(2)	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(4)
4.(b)(3)	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(4)
4.(b)(4)	Cash Pooling Agreement, dated July 1, 2014, between Polca Holding S.A. and Cnova N.V.*
4.(b)(5)

Framework and IPO Agreement, dated July 11, 2014, among Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom Comércio Eletrônico S.A., Bruxelas Empreendimentos e Participações S.A. and Cnova N.V. *

4.(b)(6)	English translation of Form of Side Letter Agreement between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição*
4.(b)(7)	English translation of Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A.and Companhia Brasileira de Distribuição*
4.(b)(8)	English translation of First Amendment, dated May 10, 2016, to the Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição*
4.(b)(9)

Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L. (5)

4.(b)(10)

Companhia Brasileira de Distribuição Shareholders’ Agreement, dated August 20, 2015, among Wilkes Participações S.A., Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A., and, as Intervening Parties, Companhia Brasileira de Distribuição, Segisor S.A.S. and Onper Investments 2015, S.L. (5)

6.1	See note 30 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*

(1)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2014.
(2)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-207667).
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.
(5)	Incorporated herein by reference to our 6-K filed on August 28, 2015.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:     /s/ Ronaldo Iabrudi

Name:  Ronaldo Iabrudi

Title:  Chief Executive Officer

By:     /s/ Christophe Hidalgo

Name:  Christophe Hidalgo

Title:  Chief Financial Officer

Dated:  September 8, 2016

Companhia Brasileira
de Distribuição and subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the Years Ended December 31,2015, 2014 and 2013 and Report of Independent Registered Public Accounting Firm

   Deloitte Touche Tohmatsu Auditores Independentes

Companhia Brasileira de Distribuição

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the Years ended December 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Cnova N.V., a Company’s subsidiary, whose financial statements reflect total assets constituting 12.5% and 12% of consolidated total assets as of December 31, 2015 and 2014, respectively, and total revenues constituting 18.5%, 12.3% and 7.5% of consolidated total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Cnova N.V., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2015 and 2014, the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

As discussed in note 1.5 to the consolidated financial statements, the accompanying consolidated balance sheets as of December 31, 2014 and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and 2013 have been restated to correct the findings and adjustments arising on the investigation conducted by Management on Cnova N.V.

We have also audited, in accordance with the standards of the PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 8, 2016 expressed an adverse opinion on the Company’s internal control over financial reporting based on our audit and the report of the other auditors.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

September 8, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP - Brazil

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Cnova N.V. (“Cnova”), a Company’s subsidiary, whose financial statements reflect total assets and net revenues constituting 12.5% and 18.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015. The effectiveness of Cnova’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as they relate to the effectiveness of Cnova’s internal control over financial reporting, are based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s assessment: (1) the Company’s inadequate controls over reviewing and monitoring accounting information from subsidiaries for financial statements consolidation purposes; (2) monitoring activities and financial statement close process of Cnova N.V. and Cnova Brazil; and (3) Cnova Brazil’s control activities, information and communication in connection with customers’ claims and reverse logistics, accounts payable, capitalization and amortization of intangible assets, IT general controls (in terms of logical access and change management) and deferred taxes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2015, and this report does not affect our report on such consolidated financial statements.

In our opinion, based on our audit and the report of the other auditors, because of the effect of the material weaknesses described before on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on Management’s statements regarding its disclosures about corrective actions planned by the Company after the date of Management's assessment.

We have also audited, in accordance with the standards of the PCAOB (United States), the Company’s consolidated financial statements as of and for the year ended December 31, 2015, and our report dated September 8, 2016 expressed an unqualified opinion on those consolidated financial statements based on our audit and the report of the other auditors.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

September 8, 2016

Companhia Brasileira de Distribuição

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except earnings per share)

	Note	2015	2014	2013
			Restated	Restated

Net operating revenue	26	69,220	65,407	57,871
Cost of sales	27	(52,934)	(48,610)	(42,779)
Gross profit		16,286	16,797	15,092
Operating income (expenses)
Selling expenses	27	(11,313)	(10,333)	(9,259)
General and administrative expenses	27	(1,717)	(1,486)	(1,489)
Depreciation and amortization		(961)	(819)	(785)
Other operating expenses, net	28	(684)	(441)	(673)
		(14,675)	(13,079)	(12,206)
Profit from operations before financial income (expenses) and share of profit of associates		1,611	3,718	2,886

Financial expenses, net	29	(1,653)	(1,506)	(1,193)
Share of profit of associates	13	112	108	47

Profit before income tax and social contribution		70	2,320	1,740

Income tax and social contribution	20	(346)	(736)	(360)

Net income (loss) for the year		(276)	1,584	1,380
Other comprehensive income (loss), net of income tax

-Items that will not be reclassified subsequently to statement of income:
Defined benefit pension plan – actuarial gain or loss		(2)	(2)	-

-Items that may be reclassified subsequently to statement of income:
Foreign currency translation adjustment		(219)	6	-
Hedging instruments designated on hedge of the net assets of foreing operations		(1)	-	-

Other comprehensive income (loss) for the year, net of income tax		(222)	4	-

Total comprehensive income (loss) for the year		(498)	1,588	1,380

Net income (loss) for the year attributed to:
Controlling shareholders		265	1,207	1,040
Noncontrolling shareholders		(541)	377	340
		(276)	1,584	1,380

Total comprehensive income (loss) for the year attributed to:
Controlling shareholders		177	1,208	1,040
Noncontrolling shareholders		(675)	380	340
		(498)	1,588	1,380

Earnings per share (R$/share) – controlling shareholders’	30
Basic
Common		0.93893	4.29062	3.70943
Preferred		1.03282	4.71968	4.08038
Diluted
Common		0.93869	4.29062	3.70943
Preferred		1.03040	4.70705	4.06520

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2015, 2014 and January 1, 2014 (In millions of Brazilian reais)

	Note	2015	2014	01.01.2014
Assets			Restated	Restated
Current
Cash and cash equivalents	7	11,015	11,149	8,367
Marketable securities		-	-	24
Trade receivables, net	8	3,210	3,176	2,548
Other receivable	9	375	258	229
Inventories, net	10	8,965	8,364	6,361
Recoverable taxes	11	1,080	807	910
Other assets		315	267	186
Total current assets		24,960	24,021	18,625

Noncurrent
Trade receivables, net	8	98	105	115
Other receivables	9	625	636	630
Inventories, net	10	-	172	172
Recoverable taxes	11	2,467	2,140	1,429
Deferred income tax and social contribution	20	406	491	951
Related parties	12	309	313	172
Restricted deposits for legal proceedings	22	999	857	815
Prepaid expenses		50	37	50
Investments in associates	13	382	401	310
Investment properties		25	25	-
Property and equipment, net	14	10,377	9,699	9,053
Intangible assets, net	15	6,543	6,448	5,667
Total noncurrent assets		22,281	21,324	19,364
Total assets		47,241	45,345	37,989

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2015, 2014 and January 1, 2014 (In millions of Brazilian reais)

	Note	2015	2014	01.01.2014
Liabilities			Restated	Restated
Current
Trade payable, net	16	15,508	13,393	8,609
Structured payable program	18.1 (iv)	1,055	-	-
Borrowings and financing	17	3,814	6,594	5,172
Payroll and related taxes		1,023	864	796
Taxes and contributions payable and taxes payable in installments	19	830	867	969
Related parties	12	563	261	33
Dividends payable	25.8	-	321	152
Acquisition of noncontrolling interests	21	76	73	69
Financing of property		114	99	36
Rent payable		151	115	112
Deferred revenue	24	420	212	115
Pass through liabilities		398	429	226
Customer loyalty programs		30	38	-
Marketing payable		121	94	89
Other payables		1,170	621	725
Total current liabilities		25,273	23,981	17,103

Noncurrent
Borrowings and financing	17	4,164	3,134	4,323
Deferred income tax and social contribution	20	1,184	1,133	1,061
Taxes payable in installments	19	572	617	1,073
Provisions for risks	22	1,396	1,344	1,147
Acquisition of noncontrolling interests	21	28	57	108
Deferred revenue	24	1,223	834	456
Other payables		49	51	117
Total noncurrent liabilities		8,616	7,170	8,285
Shareholders’ equity	25
Share capital		6,806	6,792	6,764
Capital reserves		302	282	233
Earnings reserves		3,333	3,402	2,402
Accumulated other comprehensive income		(87)	1	-
		10,354	10,477	9,399
Noncontrolling interest		2,998	3,717	3,202
Total shareholders’ equity		13,352	14,194	12,601

Total liabilities and shareholders’ equity		47,241	45,345	37,989

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2015, 2014 and 2013

      (In millions of Brazilian reais)

		Capital reserves			Earnings reserves
Description	Share	Special	Other capital reserves	Stock options	Legal	Expansion	Treasury shares	Earnings retention	Retaining earnings	Accumulated other comprehensive income	Controlling shareholders’	Non-controlling interests	Total
	capital	goodwill
Balance at December 31, 2012 – originally presented	6,710	38	7	183	301	1,135	(7)	128	-	-	8,496	2,574	11,070
Adjusts to opening balances (note 1.5)								(67)				(29)	(96)
Balance at January 1, 2013 - restated	6,710	38	7	183	302	1,135	(7)	61	-	-	8,429	2,545	10,974
Capital increase (note 25.1)
Capitalization of reserve	38	(38)	-	-	-	-	-	-	-	-	-	-	-
Stock options exercised	16	-	-	-	-	-	-	-	-	-	16	-	16
Transfer to expansion reserve (note 25.4)	-	-	-	-	-	674	-	(674)	-	-	-	-	-
Share-based expenses (note 25.5)	-	-	-	43	-	-	-	-	-	-	43	-	43
Net income for the year - restated	-	-	-	-	-	-	-	-	1,040	-	1,040	340	1,380
Appropriation of income to legal reserve – restated (note 25.8)	-	-	-	-	52	-	-	-	(52)	-	-	-	-
Dividends (note 25.8)	-	-	-	-	-	-	-	-	(250)	-	(250)	(186)	(436)
Transfer to earnings reserve – restated	-	-	-	-	-	-	-	738	(738)	-	-	-	-
Transactions with non-controlling interest – restated (note 25.9)	-	-	-	-	-	-	-	122	-	-	122	503	625
Balance at December 31, 2013 – restated	6,764	-	7	226	353	1,809	(7)	247	-	-	9,399	3,202	12,601
Capital increase (note 25.1)	28	-	-	-	-	-	-	-	-	-	28	-	28
Share-based expenses (note 25.5)	-	-	-	37	-	-	-	-	-	-	37	-	37
Share-based expenses - subsidiaries (note 25.10)	-	-	-	12	-	-	-	-	-	-	12	17	29
Net income for the year – restated	-	-	-	-	-	-	-	-	1,207	-	1,207	377	1,584
Other comprehensive income (note 25.6):													-
Foreign currency translation	-	-	-	-	-	-	-	-	-	2	2	4	6
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,207	1	1,208	380	1,588
Appropriation of income to legal reserve – restated (note 25.8)	-	-	-	-	60	-	-	-	(60)	-	-	-	-
Dividends (note 25.8)	-	-	-	-	-	-	-	-	(302)	-	(302)	(126)	(428)
Transfer to earnings reserve – restated	-	-	-	-	-	-	-	845	(845)	-	-	-	-
Transactions with non-controlling interest – restated (note 25.9)	-	-	-	-	-	-	-	16	-	-	16	(21)	(5)
Cnova N.V initial public offering transaction (note 1.3 iii)	-	-	-	-	-	-	-	132	-	-	132	279	411
Corporate restructuring on subsidiaries (note 1.3 iv))	-	-	-	-	-	-	-	(53)	-	-	(53)	(14)	(67)
Balance at December 31, 2014 – restated	6,792	-	7	275	413	1,809	(7)	1,187	-	1	10,477	3,717	14,194
Capital increase (note 25.1)	14	-	-	-	-	-	-	-	-	-	14	-	14
Transfer to expansion reserve (note 25.4)	-	-	-	-	-	815	-	(815)	-	-	-	-	-
Share-based expenses (note 25.5)	-	-	-	11	-	-	-	-	-	-	11	-	11
Share-based expenses - subsidiaries (note 25.5)	-	-	-	9	-	-	-	-	-	-	9	5	14
Net income (loss) for the year	-	-	-	-	-	-	-	-	265	-	265	(541)	(276)
Other comprehensive income:
Foreign currency translation	-	-	-	-	-	-	-	-	-	(86)	(86)	(133)	(219)
Investiment hedge	-	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income (loss) for the year	-	-	-	-	-	-	-	-	265	(88)	177	(675)	(498)
Appropriation of income to legal reserve (note 25.4)	-	-	-	-	13	-	-	-	(13)	-	-	-	-
Dividends (note 25.8)	-	-	-	-	-	-	-	-	(115)	-	(115)	-	(115)
Transfer to earnings reserve	-	-	-	-	-	-	-	137	(137)	-	-	-	-
Transactions with non-controlling interest (note 25.9)	-	-	-	-	-	-	-	(60)	-	-	(60)	(30)	(90)
Settlement of equity Instruments (note 25.7)	-	-	-	-	-	-	-	(150)	-	-	(150)	-	(150)
Put option - CD Colombia (note 21)	-	-	-	-	-	-	-	(9)	-	-	(9)	(19)	(28)
Balance at December 31, 2015	6,806	-	7	295	426	2,624	(7)	290	-	(87)	10,354	2,998	13,352

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years Ended December 31, 2015, 2014 and 2013

(In millions of Brazilian reais)

	Note	2015	2014	2013
			Restated	Restated

Cash flows from operating activities
Net income (loss) for the year		(276)	1,584	1,380
Adjustment to reconcile net income (loss) to net cash provided by operations:
Deferred income tax	20	135	222	91
Loss on disposal of property and equipment		148	58	45
Depreciation and amortization		1,102	929	863
Financial charges		1,154	1,118	1,000
Share of profit of associates	13	(112)	(108)	(47)
Provision for risks		246	309	249
Share-based expenses		25	47	43
Estimated losses on trade receivables	8.3	556	522	451
Estimated losses on inventories obsolescence and breakage	10	57	33	(2)

Deferred revenue	24	(161)	(32)	(43)
Gain on fair value measurement of investments		-	(16)	(100)
Other operating expenses		15	150	313

		2,889	4,816	4,243
Changes in operational assets and liabilities
Trade receivables		(434)	(859)	(356)
Inventories		(261)	(1,480)	(567)
Recoverable taxes		(434)	(478)	(285)
Other assets		(140)	(31)	(15)
Related parties		(324)	(253)	(34)
Restricted deposits for legal proceedings		(82)	(20)	(186)
Trade payables		2,503	3,565	2,273
Payroll, related taxes		159	72	59
Taxes and contributions payable		(192)	(433)	(128)
Payments of risks		(351)	(257)	(81)
Deferred revenue		750	489	-
Other liabilities		397	(165)	(23)
Dividends received		152	-	-
Marketable securities		-	24	(24)

Net cash provided by operating activities		4,632	4,990	4,876

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows – Continued

Years Ended December 31, 2015, 2014 and 2013

(In millions of Brazilian reais)

	Note	2015	2014	2013
			Restated	Restated
Cash flow used in investing activities
Purchase of property and equipment	14.3	(1,581)	(1,379)	(1,656)
Increase in intangible assets	15.5	(404)	(492)	(177)
Proceeds from sale of property and equipment		82	59	97
Net cash from corporate restructuring (**)	1.3 ii and v	-	168	-
Proceeds from sale of subsidiary	3.1 and 28f	51	20	-
Acquisition of subsidiary (*)		-	-	(211)
Net cash used in investing activities		(1,852)	(1,624)	(1,947)

Cash flow used in financing activities
Capital increase		14	28	16
Proceeds from borrowings and financing obtained	17.2	6,389	6,780	5,278
Repayments of borrowings and financing, including interest	17.2	(9,301)	(7,519)	(7,239)
Dividends paid		(434)	(258)	(453)
Transactions with non-controlling shareholders		(4)	(11)	-
Financing with related parties		404	-	-
Sale of non-controling interest - secondary offering of shares of subsidiary Via Varejo, net of transaction costs	25.9	-	-	814
Acquisition of subsidiary		(74)	(67)	(64)
Proceeds from offering of shares of subsidiary Cnova, net of transaction costs	1.3 iii	-	411	-
Net cash used in financing activities		(3,006)	(636)	(1,648)

Net increase (decrease) in cash and cash equivalents		(226)	2,730	1,281

Cash and cash equivalents at the beginning of the year		11,149	8,367	7,086
Exchange rate changes on cash and cash equivalents		92	52	-
Cash and cash equivalents at the end of the year		11,015	11,149	8,367
Net increase (decrease) in cash and cash equivalents		(226)	2,730	1,281

The main non-cash transactions are disclosed in the notes 1.3, 14.3, 15.5, 18.1 (vii), 19, 20, 22, 25.9 and 28.

(*) “Acquisition of subsidiary” refer to the payment to acquire the control interest of Bartira in 2013.

(**) “Net cash from corporate restructuring” is related to the consolidation of Cdiscount and C-Asia in 2014.

The accompanying notes are an integral part of these consolidated financial statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição (the “Company” or “CBD”), directly or through its subsidiaries (“Group” or “GPA”), engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores, mainly under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall flag “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

CBD’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Public companies subsidiaries are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda” or “Cnova”) which has its shares listed on Nasdaq Global Select Market and on Euronext Paris under ticker symbol “CNV”. Cnova is formed by the e-commerce business in Brazil (“Cnova Brasil”) and abroad, mainly in France (“Cdiscount”).

Beginning on August 19, 2015, the Company became indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), due to a transaction with the holding companies of Casino Guichard Perrachon (“Casino”), which continues being the ultimate parent company. This transaction has not impacted the Company’s financial statements since this is a transaction among shareholders.

1.1. Arbitration request by Morzan

On August 14, 2015, CBD and its direct parent company (Wilkes) were jointly convicted by International Court of Arbitration of the International Chamber of Commerce - ICC, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”), since in the ICC understanding both companies did not comply with the terms from the Share Purchase Agreement executed by the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (“Agreement”) for the acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Globex Utilidades S.A. (currently Via Varejo).

The amount initially estimated by the Company to settle the arbitration was R$200 (recorded in current liabilities under the caption “Other payables”), with a corresponding debit to “Earnings Reserve” of R$150, net of the related tax effects of R$50. See further details in note 25.7.

On January 27, 2016, ICC issued an addendum decision in which (i) declared inadmissible the requests of the Company and Wilkes; (ii) partially accepted the request of the Company and Wilkes about correction on calculation of the fees and expenses payable to Morzan, showing a reduction of US$225 thousand; and (iii) partially accepted the request of Morzan about the correction on the calculation of the fees and expenses payable to Morzan, showing an increase of US$30 thousand.

As of December 31, 2015 the liability recorded was R$223, including interest calculated based on the ICC decision and estimated legal fees and expenses. On April 1, 2016, the Company settled the arbitration in the amount of R$233, including interest until the settlement date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.      Corporate information – Continued

1.2. Performance Commitment Agreement

CBD, its subsidiary Via Varejo and Casa Bahia Comercial Ltda. (“CB”), collectively “Committed Parties” and the Administrative Council for Economic Defense ("CADE") executed, on April 17, 2013, a Performance Commitment Agreement ("PCA") to approve the association of the Ponto Frio and Casas Bahia businesses entered into in 2010. Under the PCA, Via Varejo was required to sell 74 stores, located in 54 cities, distributed in six Brazilian states and the Federal District.

From the 74 stores, 32 were not sold. Therefore, in accordance with the PCA, these stores had its activities ceased between May and June 2014, with the payment of penalty in the amount of R$12, recorded in 2014 statement of income. According to CADE´s authorization, after 6 months closed, 16 stores were reopened in November 2014.

Remaining 42 stores were sold between October 2013 and January 2014, through direct sales to other companies and open auctions. Such sales were duly approved by CADE. In 2015, of these 42 stores, selling process were not completed for 19 stores due to failed negotiations between lessors and buyers, generating for subsidiary Via Varejo a fine payment in the amount of R$7 to the CADE and a provision for disposal of property and equipment of R$7. Of the 19 stores, 4 were closed and 15 still remain to be closed in the next months.

In 2015, Via Varejo sold and transferred 15 stores, with a gain on the sale of stores of R$8, recognized in other operating expenses.

The transfer of remaining 8 stores is still in process of negotiation. CADE has been monitoring the fulfillment of the obligations undertaken in the PCA, and Via Varejo is subject to present all necessary information that might be required by CADE.

1.3. Corporate restructurings – Cnova N.V.

(i)      Acquisition of interest in Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)

On October 17, 2013, Via Varejo sold 6.20% of Nova Pontocom’s capital stock to CBD for the amount of R$80, in cash.

On the same date, CBD acquired 1.95% interest in Nova Pontocom, which was held by noncontrolling shareholders, for the amount of R$25, of which R$7 was offset against balances due by these noncontrolling shareholders to CBD and R$18 was paid in cash. Once the transaction was completed, CBD was the holder of a 47.21% direct interest plus a 23.88% indirect interest in Nova Pontocom.

The abovementioned transactions were classified as “capital transaction” and their effects were recorded directly in equity attributable to controlling shareholders’, in the total amount of R$73 and in noncontrolling interests in the amount of R$24 (see note 25.9).

In addition to those transactions, on that same date, a new Nova Pontocom Shareholders Agreement was signed, whereby new corporate governance practices were established.

(ii)       E-commerce transaction – Accounting of equity interests at cost

On June 4, 2014 the Boards of Directors of the Company and subsidiary Via Varejo approved the association of the e-commerce businesses developed by Nova Pontocom with the e-commerce business developed by the controlling shareholder Casino through Cdiscount S.A. and its associates (“CDiscount”).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.      Corporate information – Continued

1.3. Corporate restructurings – Cnova N.V. -- Continued

(ii)       E-commerce transaction – Accounting of equity interests at cost -- Continued

Special Committees implemented by the Boards to evaluate the transactions delivered a favorable recommendation of implementation of the operation considering the following elements: (a) the commercial interests of the companies in the e-commerce activities will be preserved; and (b) the potential for value generation for the companies and their shareholders through the integration of the e-commerce activities at that time developed by Nova Pontocom and CDiscount into a new company named Cnova N.V. (“Cnova”) organized under the Netherlands laws.

Based on the opinions issued by the financial consultants, the exchange of net assets between Nova Pontocom and CDiscount in Cnova are represented by 53.5% (Company and Via Varejo) and 46.5% (CDiscount).

On July 24, 2014, the corporate transaction was completed at Cnova level in Netherlands, resulting in the subsidiary Nova Pontocom giving 46.5% of the operational net assets of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”, a newly created entity), in exchange for 53.5% interest in CDiscount Group. Nova Pontocom, which used to be the operating entity until July 2014, with this transaction became Nova Holding, the holding for the e-commerce segment of GPA.

The operational entities with important operations that the Company started consolidating as a result of this transaction are:

•         Cdiscount S.A.S.;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages.

The exchange of equity interests remained recorded at historical cost as Management believes that this transaction is not within the scope of IFRS 3 (R) “Business Combinations” since it involves entities under common control. The date of the first consolidation of these entities, whose control was acquired by the Company, was July 31, 2014.

The impact accounted for in the controlling shareholders´ equity on July 31, 2014 as a result of the transaction is as follows:

07.31.2014
Value of investment in Cnova Brasil delivered	(23)
Value of investment received - Cdiscount	16
Impact on the controlling shareholders’ equity	(7)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.      Corporate information – Continued

1.3. Corporate restructurings – Cnova N.V. -- Continued

(ii)       E-commerce transaction – Accounting of equity interests at cost – Continued

The main assets and liabilities initially consolidated on July 31, 2014, were the following:

Assets
Current assets
Cash and cash equivalents	204
Trade receivables	272
Recoverable taxes	92
Inventories	510
Other current assets	16
Total current	1,094
Noncurrent
Deferred income tax and social contribution	41
Other noncurrent assets	5
Investments	9
Property and equipment	30
Intangible assets	447
Total noncurrent	532
Total assets	1,626

Liabilities
Current liabilities
Trade payables	1,097
Taxes and contributions payable	78
Related parties	312
Other payables	78
Total current liabilities	1,565
Noncurrent liabilities
Pension plan	5
Provisions	9
Other payables	8
Total noncurrent liabilities	22
Shareholders' equity	30
Transactions with noncontrolling interests	9
Total shareholders' equity	39
Total liabilities and shareholders' equity	1,626

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.      Corporate information – Continued

1.3. Corporate restructurings – Cnova N.V. -- Continued

(iii)   Initial public offering of e-commerce shares

In November and December 2014 Cnova concluded its initial public offering . The proceeds received (net of transaction costs) as a result of the sale of shares were recorded in shareholders’ equity, since this is a transaction with non-controlling shareholders and the Company maintained control over Cnova. The net impact on shareholders’ equity as a result of this transaction was R$411, recognizing R$132 in shareholders’ equity attributable to controlling shareholders and R$279 of non-controlling interest. While the Company has a direct and indirect interest of 35.73% in Cnova, the control of this subsidiary is exercised through Nova Holding that has a 49.96% of interest and more than 50% of Cnova´ s voting rights.

(iv)  Corporate and debt restructuring Nova Holding

In 2014, the subsidiary Nova Holding, entity that held 100% of the shares of Marneylectro S.A.R.L., indirect controlling company of Cnova, paid part of its debt with CBD and Via Varejo by delivering shares of its investee in Marneylectro S.A.R.L. at market value. As this transaction was carried out between entities under common control, all the related effects were recorded directly as a decrease in the shareholders’ equity as of December 31, 2014, allocating R$53 in the controlling shareholders and R$14 in noncontrolling interests.

(v)   Corporate restructuring of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd ("C-Asia"), which controls the subsidiaries of Cnova operating in Thailand and Vietnam, for R$52. This transaction resulted in Cnova acquiring indirect control with an interest of 60% in C-Asia.

As this transaction was carried out between entities under common control, Cnova applied the accounting for equity interest at cost, thus, no gain was recognized in relation to the 30% previously held and the difference between the consideration paid and the net assets of the 30% transferred was recorded in the CNova’s Controlling shareholders’ equity and noncontrolling interests, in the amounts of R$43 and R$6, respectively. Cash and cash equivalents at acquisition date amounted to R$18. The impact in the Company’s controlling shareholders´equity is R$15 (note 25.9).

(vi)  Merger of Nova Holding

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the merger of subsidiary Nova Holding into the Company and its subsidiary Via Varejo, in order to unify Group’s activities and management, resulting in equity and financial benefits and optimize the corporate structure.

As it is a wholly-owned subsidiary there was no change or impacts in the consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.      Corporate information – Continued

1.4.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice nr. 18/2016-CVM/SEP/GEA-5 from CVM – Comissão de Valores Mobiliários (the “Brazilian Securities Exchange Commision”) disclosing their understanding in relation to the accounting treatment of the control acquisition of Movéis Bartira in 2013, by the acquisition of additional 75% interest, which is different from the accounting treatment adopted by subsidiary Via Varejo. Due to the disclosed effects in its financial statementes the Company received the notice nr. 19/2016-CVM /SEP/GEA-5.

Via Varejo presented an appeal to CVM requesting suspensive effect in the terms of Deliberation CVM 463, which is still outstanding to be ruled. Until this date, there are no effects recorded in the consolidated financial statements of the Company.

1.5.   Cnova’s investigation and restatement of comparative periods in the financial statements

On December 18, 2015, as disclosed by the subsidiary Cnova, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at distribution centers (DCs) of Cnova Brasil, a Cnova subsidiary, which is controlled by the Company.

Subsequently, the scope of the internal review of the legal and forensic accounting consultants of investigation was expanded to include an evaluation over the discrepancies related to accounts payables, accounts receivables/products in transit with freight companies, freight provisions and other expenses and improper capitalization of software developments expenses.

As a result, Cnova identified several erros in its previously issued financial statements for the years ended December 31, 2014, 2013 and prior years, impacting the comparative figures of the Company’s consolidated financial statements, which are now being restated. Also, portion of the adjustments are related to the 2015 operations, which were also corrected.

There is no income tax benefits effects over the investigation adjustments, since the Company evaluated and concluded that the deferred income tax would not be recoverable.

The total of the effects on Cnova financial statements was R$557 (R$504 in statement of income and R$53 directly in shareholers’ equity), and comprises: (i) the adjustments resulting from the investigation process; (ii) the adjustment related to the changes in accounting practice and; (iii) the evaluation on the recoverability of deferred income taxes at Cnova and its subsidiaries.

The tables below reconcile the final adjustments of the investigation and other related effects that were recorded in these financial statements and its allocation by year:

	Total	Effect recorded directly in shareholders´ equity	Effect in net income and shareholdersequity	Effect in net income of 2015	Effect in net income of 2014	Effect in net income of 2013	Effect in net income of 2012 and before

Adjustments related to the investigation	357	-	357	83	186	5	83
Change in accounting practice	18	-	18	5	(10)	10	13
Evaluation of recoverability of deferred income tax of Cnova Brasil	84	-	84	84	-	-	-
Evaluation of recoverability of deferred income tax of Cnova N.V. e Cdiscount	98	(53)	45	45	-	-	-
Total	557	(53)	504	217	176	15	96

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s investigation and restatement of comparative periods in the financial statements – Continued

Below the breakdown of the investigation adjustments, including the cumulative adjustments identified and related to the investigation at the end of each of the years presented below:

December 31, 2015:

Accounts	Inventories (a)	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investiga-tion adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	Net adjust 2015

Net operating revenue	-	-	(60)	-	55	-	(5)	-	(5)
Cost of sales	(42)	1	22	4	-	(26)	(41)	-	(41)
Gross profit	(42)	1	(38)	4	55	(26)	(46)	-	(46)
Selling expenses	-	-	17	(13)	(18)	(2)	(16)	-	(16)
General and administrative expenses	-	-	-	(4)	-	-	(4)	-	(4)
Depreciation and amortization	-	-	-	2	-	-	2	-	2
Other operating expenses, net	-	-	-	(19)	-	(2)	(21)	-	(21)
Profit from operations before financial income (expenses) and share of profit of associates	(42)	1	(21)	(30)	37	(30)	(85)	-	(85)
Financial income (expenses), net	-	-	-	-	-	(3)	(3)	-	(3)
Profit (loss) before income tax and social contribution	(42)	1	(21)	(30)	37	(33)	(88)	-	(88)
Income tax and social contribution	-	-	-	-	-	-	-	(129)	(129)
Net income (loss) for the year	(42)	1	(21)	(30)	37	(33)	(88)	(129)	(217)

Trade receivables, net	-	-	-	-	(18)	-	(18)	-	(18)
Other receivable, net	-	-	(58)	-	-	-	(58)	-	(58)
Inventories, net	(47)	-	-	-	-	(44)	(91)	-	(91)
Recoverable taxes	-	-	-	-	-	(25)	(25)	-	(25)
Others assets	-	-	-	-	-	(1)	(1)		(1)
Total current assets	(47)	-	(58)	-	(18)	(70)	(193)	-	(193)

Recoverable taxes	-	-	-	-	4	18	22	-	22
Deferred income tax and social contribution	-	-	-	-	-	-	-	(182)	(182)
Property and equipment, net	-	-	-	(21)	-	-	(21)	-	(21)
Intangible assets, net	-	-	-	(66)	-	(4)	(70)	-	(70)
Total noncurrent assets	-	-	-	(87)	4	14	(69)	(182)	(251)
Total assets	(47)	-	(58)	(87)	(14)	(56)	(262)	(182)	(444)

Trade payable, net	-	49	-	-	-	29	78	-	78
Other payables	-	-	-	-	35	-	35	-	35
Total current liabilities	-	49	-	-	35	29	113	-	113
Total liabilities	-	49	-	-	35	29	113	-	113

Shareholders´ equity	(47)	(49)	(58)	(87)	(49)	(85)	(375)	(182)	(557)
Total liabilities and equity	(47)	-	(58)	(87)	(14)	(56)	(262)	(182)	(444)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s Investigation and restatement of comparative periods in the financial statements – Continued

December 31, 2014:

Accounts	Inventories (a)	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investigation adjust	IAS 2 - Inventories (h)	Net adjust 2014

Net operating revenue	-	-	(59)	-	(59)	-	(118)	-	(118)
Cost of sales	(5)	(8)	3	(2)	-	(28)	(40)	10	(30)
Gross profit	(5)	(8)	(56)	(2)	(59)	(28)	(158)	10	(148)
Selling expenses	-	-	(1)	(18)	(11)	-	(30)	-	(30)
General and administrative expenses	-	-	-	(4)	-	2	(2)	-	(2)
Depreciation and amortization	-	-	-	2	-	-	2	-	2
Profit from operations before financial income (expenses) and share of profit of associates	(5)	(8)	(57)	(22)	(70)	(26)	(188)	10	(178)
Financial income (expenses), net	-	-	-	-	-	2	2	-	2
Profit (loss) before income tax and social contribution	(5)	(8)	(57)	(22)	(70)	(24)	(186)	10	(176)
Income tax and social contribution	-	-	-	-	-	-	-	-	-
Net income (loss) for the year	(5)	(8)	(57)	(22)	(70)	(24)	(186)	10	(176)

Trade receivables, net	-	-	-	-	(34)	-	(34)	-	(34)
Other receivable, net	-	-	(37)	-	-	-	(37)	-	(37)
Inventories, net	(5)	-	-	-	-	(23)	(28)	(12)	(40)
Recoverable taxes	-	-	-	-	-	(1)	(1)	-	(1)
Total current assets	(5)	-	(37)	-	(34)	(24)	(100)	(12)	(112)

Recoverable taxes	-	-	-	-	-	4	4	-	4
Intangible assets, net	-	-	-	(58)	-	11	(47)	-	(47)
Total noncurrent assets	-	-	-	(58)	-	15	(43)	-	(43)
Total assets	(5)	-	(37)	(58)	(34)	(9)	(143)	(12)	(155)

Trade payable, net	-	50	-	-	-	21	71	-	71
Deferred revenue	-	-	-	-	-	(2)	(2)	-	(2)
Others payables	-	-	-	-	53	10	63	-	63
Total current liabilities	-	50	-	-	53	29	132	-	132
Total liabilities	-	50	-	-	53	29	132	-	132

Shareholders´ equity	(5)	(50)	(37)	(58)	(87)	(38)	(275)	(12)	(287)
Total liabilities and equity	(5)	-	(37)	(58)	(34)	(9)	(143)	(12)	(155)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s Investigation and restatement of comparative periods in the financial statements – Continued

December 31, 2013:

Accounts	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investigation adjust	IAS 2 - Inventories (h)	Net adjust 2013

Net operating revenue	-	16	-	1	-	17	-	17
Cost of sales	1	(13)	(1)	-	(6)	(19)	(10)	(29)
Gross profit	1	3	(1)	1	(6)	(2)	(10)	(12)
Selling expenses	-	12	(11)	(2)	(1)	(2)	-	(2)
General and administrative expenses	-	-	(4)	-	-	(4)	-	(4)
Depreciation and amortization	-	-	2	-	-	2	-	2
Profit from operations before financial income (expenses) and share of profit of associates	1	15	(14)	(1)	(7)	(6)	(10)	(16)

Profit (loss) before income tax and social contribution	1	15	(14)	(1)	(7)	(6)	(10)	(16)
Net income (loss) for the year	1	15	(14)	(1)	(7)	(6)	(10)	(16)

Trade receivables, net	-	-	-	32	-	32	-	32
Others receivable, net	-	2	-	-	-	2	-	2
Inventories, net	-	-	-	-	2	2	(23)	(21)
Recoverable taxes	-	-	-	-	2	2	-	2
Other assets	-	-	-	-	1	1	-	1
Total current assets	-	2	-	32	5	39	(23)	16

Intangibles assets, net	-	-	(34)	-	-	(34)	-	(34)
Total noncurrent assets	-	-	(34)	-	-	(34)	-	(34)
Total assets	-	2	(34)	32	5	5	(23)	(18)

Trade payable, net	42	-	-	-	20	62	-	62
Other payables	-	-	-	31	-	31	-	31
Total current liabilities	42	-	-	31	20	93	-	93
Total liabilities	42	-	-	31	20	93	-	93

Shareholders´equity	(42)	2	(34)	1	(15)	(88)	(23)	(111)
Total liabilities equity	-	2	(34)	32	5	5	(23)	(18)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s Investigation and restatement of comparative periods in the financial statements – Continued

(a)   In December 2015, Cnova´s management, supported by the law firms and external consultants, performed a physical count of inventory items of all seven Distribution Centers of Cnova Brasil. The results of these procedures did not indicate any significant difference in the quantities of inventory items. Therefore, it was identified discrepancies in provision for losses over damage and returned products, requiring additional provision for loss in damaged products.

(b)   Cnova’s Management verified certain transactions mainly related to accounts payable were intentionally recorded improperly, resulting in an additional amount on  trade payables balance.

(c)   Management identified an overstated amount in net sales and other accounts receivable. As per the practices of client service of Cnova Brasil, clients receive a substitute product every time the merchandise originally ordered is not received, items are damaged or in inadequate conditions. This second transaction is cancelled when Cnova Brasil receives the original product. Management determined that a substantial part of the second transactions was not reversed, even in the conditions that the original merchandise was never returned to Cnova Brasil. Therefore there were procedures to periodically evaluate old pending returns to estimate the accounting impacts, such procedures failed in reverse incorrect sales.

(d)   During the investigation it was  identified improper capitalization of expenses regarding internal software developments, without further evidences supporting those amounts, as well as, the capitalization of expenses with consultants also without evidence that the expense was incurred to develop internal softwares. Additionally, as part of the internal control process, Management performed a physical count of fixed assetst, identifying the need of recording a provision for existence of the fixed assets items in 2015;

(e)   Due to the subjects identified in the company,  there were reperformed account reconciliations and extractions of support reports, revealing adjustments to the related accounts of “accounts receivables” and “outstanding orders”;

(f)    Amounts also related to the reperformance of controls and reports extractions revealing the need of additional provisions for freights, ICMS balances reconciliation and allocation of cash consideration from vendors in accordance with the inventory turnover;

(g)   With the evidence of the adjustments recorded, operational performance and need of development of future consistente results, management of the subsidiaries Cnova Brasil, Cnova and Cdiscount decided to record a provision for deferred income tax asset realization;

(h)   As a result of an analysis of the best practices in the e-commerce segment, Company stop allocating warehouse and shipping costs to the inventories, and now recorded directly in expenses;

After considerations of quantitative and qualitative aspects, the Company’s Management has evaluated and concluded that the impact related to previous year was considered significant and consequently the comparative figures related to years ended on December 31, 2014 and 2013 (or January 1, 2014) must be restated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s Investigation and restatement of comparative periods in the financial statements – Continued

Below are presented the impacts in the lines with the changes:

December 31, 2014:

Balance Sheet

Accounts	Originally presented as of 12.31.2014	Total Investigation adjustments	IAS 2 - Inventories (h)	Restated as of 12.31.2014
Assets
Current
Trade receivables, net	3,210	(34)	-	3,176
Other receivable, net	295	(37)	-	258
Inventories, net	8,404	(28)	(12)	8,364
Recoverable taxes	808	(1)	-	807
Total current assets	24,133	(100)	(12)	24,021

Recoverable taxes	2,136	4	-	2,140
Intangible assets, net	6,495	(47)	-	6,448
Noncurrent	21,367	(43)	-	21,324
Total assets	45,500	(143)	(12)	45,345

Trade payables, net	13,322	71	-	13,393
Deferred revenue	214	(2)	-	212
Other payables	652	63	-	715
Total current liabilities	23,848	133	-	23,981

Earnings reserve	3,505	(91)	(12)	3,402
Controlling shareholders´ equity	10,580	(91)	(12)	10,477
Noncontrolling shareholders´ equity	3,902	(185)	-	3,717
Total shareholders´ equity	14,482	(276)	(12)	14,194

Total liabilities and equity	45,500	(143)	(12)	45,345

Statement of income and comprehensive income

Accounts	Originally presented as of 12.31.2014	Total Investigation adjustments	IAS 2 - Inventories (h)	Restated as of 12.31.2014

Net operating revenue	65,525	(118)	-	65,407
Cost sales	(48,580)	(40)	10	(48,610)
Gross profit	16,945	(158)	10	16,797
Selling expenses	(10,303)	(30)	-	(10,333)
General and administrative expenses	(1,484)	(2)	-	(1,486)
Depreciation and amortization	(821)	2	-	(819)
Other operating expenses, net	(441)	-	-	(441)
	(13,049)	(30)	-	(13,079)
Profit from operations before financial income (expenses) and share of profit of associates	3,896	(188)	10	3,718
Financial income (expenses), net	(1,508)	2	-	(1,506)
Profit (loss) before income tax and social contribution	2,496	(186)	10	2,320
Income tax and social contribution	(736)	-	-	(736)
Net income (loss) for the year	1,760	(186)	10	1,584
Comprehensive income (loss) for the year	4	-	-	4
Total comprehensive income (loss) for the year	1,764	(186)	10	1,588

Net income (loss) for the year atributtable to:
Controlling shareholders	1,270	(66)	3	1,207
Noncontrolling shareholders	490	(120)	7	377

Total comprehensive income (loss) for the year atributtable to:
Controlling shareholders	1,271	(66)	3	1,208
Noncontrolling shareholders	493	(120)	7	380

Earnings per share (weighted average for the year R$) Commom Preferred	4.51			4.29
	4.95			4.71

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s Investigation and restatement of comparative periods in the financial statements – Continued

Below are presented the impacts in the lines with the changes:

December 31, 2014:

Statement of Cash Flows

	Originally presented as of 12.31.2014	Total adjustments	Restated as of 12.31.2014

Net cash provided by operating activities	5,016	(26)	4,990
Net cash provided by investing activities	(1,650)	26	(1,624)

December 31, 2013:

Balance Sheet

Accounts	Originally presented as of 12.31.2013	Total Investigation adjust	IAS 2 - Inventories (h)	Restated as of 01.01.2014
Assets
Current
Trade receivables, net	2,516	32	-	2,548
Other receivable, net	227	2	-	229
Inventories, net	6,382	2	(23)	6,361
Recoverable taxes	908	2	-	910
Other assets	54	1	-	55
Total current assets	18,609	39	(23)	18,625

Intangible assets, net	5,701	(34)	-	5,667
Total noncurrent assets	19,398	(34)	-	19,364
Total assets	38,007	5	(23)	37,989

Trade payable, net	8,547	62	-	8,609
Other payables	783	31	-	814
Total current liabilities	17,010	93	-	17,103

Total shareholders´ equity	12,712	(88)	(22)	12,601
Noncontrolling shareholders	3,229	(27)	-	3,202
Total liabilities and equity	38,007	5	(23)	37,989

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

1.  Corporate information – Continued

1.5.   Cnova’s Investigation and restatement of comparative periods in the financial statements – Continued

December 31, 2013:

Statement of income and comprehensive income

	Originally presented as of 12.31.2013	Total investigation adjustments	IAS 2 - Inventories	Restated as of 12.31.2013
Net operating revenue	57,854	17	-	57,871
Cost of sales	(42,750)	(19)	(10)	(42,779)
Gross Profit	15,104	(2)	(10)	15,092
Selling expenses	(9,257)	(2)	-	(9,259)
General and administrative expenses	(1,485)	(4)	-	(1,489)
Depreciation and amortization	(787)	2	-	(785)
Other operating expenses, net	(673)	-	-	(673)
	(12,202)	(4)	-	(12,206)
Profit from operations before financial income (expenses) and share of profit of associates	2,902	(6)	(10)	2,886

Financial income (expenses), net	(1,193)	-	-	(1,193)
Profit (loss) before income tax and social contribution	1,756	(6)	(10)	1,740
Profit (loss) before income tax and social contribution	1,756	(6)	(10)	1,740
Income tax and social contribution	(360)	-	-	(360)
Net income (loss) for the year	1,396	(6)	(10)	1,380
Comprehensive income (loss) for the year	-	-	-	-
Total comprehensive income (loss) for the year	1,396	(6)	(10)	(1,380)

Net income (loss) for the year atributtable to:
Controlling shareholders	1,052	(5)	(7)	1,040
Noncontrolling shareholders	344	(1)	(3)	340

Total comprehensive income (loss) for the year atributtable to:
Controlling shareholders	1,052	(5)	(7)	1,040
Noncontrolling shareholders	344	(1)	(3)	340

Earnings per share (weighted average for the year R$)
Common	3.75			3.71
Preferred	4.11			4.07

Statement of Cash Flows

	Originally presented as of 12.31.2013	Total adjustments	Restated as of 12.31.2013

Net cash flow provided by operating activities	4,892	(16)	4,876
Net cash used by investing activities	(1,963)	16	(1,947)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

2.     Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All the relevant information related to the consolidated financial statements, and only the relevant ones, are being disclosed and are the relevant practices used in the Company’s operations management.

The consolidated financial statements are presented in millions of Brazilian Reais (“R$”), which is the functional currency of the Company. The functional currency of subsidiaries located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The financial statements for the year ended December 31, 2015 were approved by the Board of Directors on August 8, 2016.

3.     Basis for consolidation

3.1.   Interest in subsidiaries and associated companies:

	Direct and indirect equity interests - % (rounded)
Companies	2015	2014
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10	10
Sé Supermercado Ltda. (“Sé”)(****)	-	100
Sendas Distribuidora S.A. (“Sendas)	100	100
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100	100
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100	100
CBD Holland B.V. (“CBD Holland”)	100	100
CBD Panamá Trading Corp. (“CBD Panamá”)	100	100
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	100	100
Xantocarpa Participações Ltda. (“Xantocarpa”)	100	100
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100	100
GPA Logística e Transporte Ltda. (“GPA Logística”)	100	100
Posto Ciara Ltda. (“Posto Ciara”)	100	100
Auto Posto Império Ltda. (“Posto Império”)	100	100
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”)	100	100
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”)	100	100
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”)	100	100
Nova Pontocom Comércio Eletrônico S.A (“Nova Holding” or “Nova Pontocom”) (****)	-	71
Marneylectro S.A.R.L (former Jaipur Financial Markets S.A.R.L) (“Luxco”)	72	72
Marneylectro B.V (former Jaipur Financial Markets B.V) (“Dutchco”)	72	72
Cnova N.V (“Cnova”)	36	36
Cnova Comércio Eletrônico S/A (”Cnova Brazil”)	36	36
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	36	36
Nova Experiência Pontocom S.A (“Nova Experiência”)	36	36
Cdiscount S.A (“CDiscount”)	36	36
Cnova Finança B.V (“Cnova Finança”)	36	36
Financière MSR S.A.S (“Financière”)	36	36
E-Trend SAS France (“E-Trend”) (***)	-	36
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	36	36
CD Africa SAS (“CD Africa”)	30	30
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	36	36
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”)	22	22
CLatam AS Uruguay (“CLatam”)	25	25
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	18	18
C Distribution Thailand Ltd. (“C Distribution Thailand”)	15	15
E-Cavi Ltd Hong Kong (“E-Cavi”)	17	17
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”)	17	17

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

Companies	2015	2014
Subsidiaries
Cnova France SAS (“CNova France”)	36	36
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”) (**)	30	-
Cdiscount Sénégal SAS (“CDiscount Sénégal”) (**)	30	-
Cdiscount Panama S.A. (“CDiscount Panama”) (**)	25	-
Cdiscount Cameroun SAS (“CDiscount Cameroun”) (**)	30	-
Ecdiscoc Comercializadora S.A.(CDiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	25	-
Cdiscount Uruguay S.A. (“CDiscount Uruguay”) (**)	25	-
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (**)	27	-
Cdiscount Moncorner (“CDiscount Moncorner”) (**)	36	-
3W SAS (“3W”) (**)	36	-
3W Santé SAS (“3W Santé”) (**)	33	-
Via Varejo S.A. (“Via Varejo”)	43	43
Indústria de Móveis Bartira Ltda. (“Bartira”)	43	43
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	43	43
Globex Adm e Serviços Ltda. (“Globex Adm”)	43	43
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	43	43
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	43	43

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento (“FIC”)	42	42
Banco Investcred Unibanco S.A. (“BINV”) (*****)	22	22
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	42	42

(*) Except for treasury shares

(**) Companies consolidated into e-commerce segment, located abroad. Those subsidiaries were incorporated in 2015

(***) The subsidiary Cdiscount sold 100% of its interest in the company E-trend to the controlling shareholder Casino for R$99, with an impact of R$51 in the cash flow in 2015. The net sales of this entity represented R$49 in the year ended December 31, 2015.

(****) Subsidiaries merged in 2015 into CBD .These mergers did not have impacts on the consolidated financial statements.

(*****) Non operational company.

3.2.   Subsidiaries

In the consolidated financial statements, the Company consolidates all its subsidiaries and maintain non-controlling interests in a separate line in shareholders’ equity.

The consolidated financial statements include the financial information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the consolidation process is based on the principles and concepts established by IFRS 10.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Group has:

• Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

• Exposure, or rights, to variable returns from its involvement with the investee

• The ability to use its power over the investee to affect its returns

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis of consolidation – Continued

3.2.   Subsidiaries – Continued

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

• The contractual arrangement(s) with the other vote holders of the investee

• Rights arising from other contractual arrangements

• The Group’s voting rights and potential voting rights

In some subsidiaries the Company has under 50% total interest (common plus preferred shares), however, holds majority voting rights through common shares or shareholders´agreement that gives control to the Company on such subsidiaries.

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

The main direct or indirect subsidiaries included in the consolidation are as follows:

(i)    Novasoc

CBD has a 10% interest in Novasoc and controls 99.98% of its voting rights, under the Shareholders’ Agreement. Novasoc’s articles of association does not require its profit to be necessarily proportional to the interest held by the shareholders.

(ii)   Via Varejo

The Company holds 43.35% of Via Varejo’s total stock and 62% of its voting shares, controlling this subsidiary.

(iii)  Sé and Sendas

The Company holds, directly or indirectly, 100% of the capital of Sendas, which operate in the retail segment, mainly in the State of Rio de Janeiro. Additionally, Sé operated supermarkets and hypermarkets, mainly in the State of São Paulo, and was merged into CBD on December 22, 2015 as mentioned in note 3.1.

(iv)  Barcelona and Xantocarpa

CBD holds direct or indirectly, 100% of these subsidiaries, which operate in the cash and carry segment, under trade name “ASSAI”. On April 30, 2016 the assets and liabilities of Barcelona were fully incorporated to Sendas, consequently Barcelona was extinguished.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis of consolidation – Continued

3.2.   Subsidiaries – Continued

(v)   GPA M&P

GPA M&P is engaged in managing and operating the Company’s real estate activities.

(vi)  Nova Holding  and Cnova

Nova Holding is the holding of the e-commerce companies, which through its subsidiaries sell products to end consumers through websites. Nova Holding was merged on December 22, 2015 and the control over subsidiary Cnova is exercised through the holdings Marneylectro S.A.R.L and Marneylectro B.V. The Company holds, directly and indirectly, 36.1% of Cnova’s total stock shares and the majority of voting rights according to Shareholders’ agreement, controlling this subsidiary.

3.3.   Associates

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

The Company’s investments in the associates FIC and BINV, entities engaged in financing sales directly to customers of GPA and Via Varejo, result from an association with Banco Itaú Unibanco S.A. (“Itaú Unibanco”).

The Company has significant influence in FIC’s operating decisions through the Board of Directors of this associate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

3.     Basis of consolidation – Continued

3.3.   Associates - Continued

FIC’s summarized financial statement information is as follows (*):

	2015	2014

Current assets	3,894	3,815
Noncurrent assets	38	35
Total assets	3,932	3,850

Current liabilities	3,070	2,963
Noncurrent liabilities	15	15
Shareholders’ equity	847	872
Total liabilities and equity	3,932	3,850

Income statement:	2015	2014
Revenues	1,118	1,025
Operating income	370	397
Net income for the year	226	220

(*) Consolidated with FIC Promotora.

For the purposes of measurement of the investment in this associate, the special goodwill reserve (R$ 122) recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s exclusive right.

4.       Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company assumes contractual rights to receive cash or other financial assets under contracts in which it is a party. Financial assets are derecognized when the rights to receive cash from the financial asset expire or when   substantially all of the risks and rewards have been transferred to third parties. Assets and liabilities continue to be recognized when rights and/or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company assumes contractual obligations to deliver cash or other financial assets to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company. Financial liabilities are initially recognized at fair value and are derecognized when the obligations are settled or extinguished or when they expire.

Financial instruments measured at amortized cost are subsequently measured using the effective interest rate (“EIR”). Interest income and expenses, inflation adjustments and exchange rate changes are recognized when incurred in the statement of income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.       Significant accounting policies - Continued

4.1.   Financial instruments - Continued

The Company evaluates monthly the estimates of incurred losses related to financial assets, which have not been collected. A provision for estimated losses is recognized when there is objective evidence that the Company will not receive all amounts falling due on their due dates. For the calculation, the Company considers the history of losses, historical statistical data, the aging list of receivables and an assessment of the likelihood of additional impairment in the portfolio, taking into account macroeconomic and other market factors. When the collection of receivables becomes unlikely, their carrying amounts are adjustedand the respective estimate of loss is recognized in the statement of income as selling expenses. Subsequent recoveries, if any,  are recognized when incurred in the statement of income under caption “Selling expenses”.

Note 18 provides additional information on financial instruments and details on how they are measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets of the Company include cash and cash equivalents, marketable securities, trade and other receivables, related parties receivables and derivative financial instruments.

The financial assets held by the Company within the scope of IAS 39 are classified according to the purpose for which they were acquired or contracted, into the following categories: (i) financial assets measured at fair value through profit or loss (“FVTPL”); (ii) loans and receivables, (iii) held for sale and (iv) held to maturity. The Company determines the classification of their financial assets upon initial recognition.

Financial assets classified as  FVTPL are measured at fair value and the related transaction costs are recognized in the statement of income immediately upon initial recognition.

Loans and receivables are accounted for at amortized cost and the related transaction costs are included in the determination of the effective interest rate.

Purchases or sales of financial assets that require assets to be delivered within a time frame established by regulation or market convention (negotiations under usual conditions) are recognized on the trade date, that is, on the date that the Company commits to purchase or sell the asset.

Subsequent measurement

•        Financial assets measured at fair value through profit or loss (FVTPL): represent assets acquired to be realized in the short term, which are measured at fair value as of each balance sheet date. Interest expense, inflation adjustments, exchange rate changes, and any changes in fair value measurements are recognized in the statement of income for the year as finance income or finance expenses, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments, which are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, inflation adjustments and exchange rate changes, as applicable, are recognized in the statement of income as finance income or finance expenses, as incurred.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.       Significant accounting policies

4.1.   Financial instruments - Continued

(i)     Financial assets - Continued

•         Held-to-maturity: represent financial assets that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in the statement of income for the year using the effective interest rate method.

•         Available-for-sale: items that do not meet the classification criteria in other categories. These items are measured at fair value, however, with an adjustment recognized in a separate account in shareholders’ equity.

Derecognition of financial assets

A financial asset (or, as applicable, part of a financial asset or part of a Company of similar financial assets) is derecognized when:

•        The rights to the cash flows from the asset expire; or

•        The Company transfers their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an on lending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company has transferred their rights to receive cash flows from an asset or have entered into an on lending agreement, and has neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment of financial assets

At the end of the reporting periods, the Company evaluate if there is an indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered when there is an objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as changes in late payment interest or economic conditions related to default.

Specifically in relation to loans and receivables, the Company initially verifies whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant. When the Company determines the nonexistence of objective evidence of impairment of an individually significant financial asset, the Company classifies it in a group of financial assets with similar credit risk characteristics to be evaluated collectively. Assets assessed individually for impairment or for which the impairment is (or continues to be) recognized are not included in the collective assessment of impairment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(i)      Financial assets – Continued

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the statement of income. In the case of investments held to maturity with a variable interest rate, the Company measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income. If a write-off is later recovered, this recovery is also recognized in the statement of income.

(ii)    Financial liabilities

The financial liabilities of the Company include trade payables, financing of suppliers, borrowings and financing, financing of property and derivative financial instruments.

The financial liabilities under the scope of IAS 39 are classified as other financial liabilities or fair value through profit and loss designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities upon initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of borrowings and financing, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, interest-bearing borrowings and financings are subsequently measured at amortized cost using the effective interest rate method. Derivatives financial instruments are measured at fair value through profit ands loss, and are subsequently remeasured at the end of each reporting date. The resulting gain or loss is recognized in the statement of income.

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled or extinguished or when it has expired.

When an existing financial liability is replaced by another one from the same lender, under substantially different terms, or the terms of an existing liability are substantially modified, the replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and anydifference in the respective carrying amounts is recognized in the statement of income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

(ii)    Financial liabilities- Continued

Offsetting financial instruments

Financial assets and financial liabilities are offset and stated net in the balance sheet only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

4.2.   Foreign currencies

Foreign-currency transactions are initially recognized at fair value measured at the  corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and monetary liabilities denominated in foreign currencies are translated into Brazilian reais according to the exchange rate at the end of the reporting periods. Differences arising on payment or conversion of monetary items are recognized as finance income or finance expenses.

4.3.   Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps to limit the exposure to variation not pegged to the local market. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. As they are, exclusively, fair value hedge, any gains or losses on changes in the fair value of derivatives are directly recorded in the statement of income.

At the inception of a hedge relationship, the Company formally designates and documents the hedging relationship to which it intends to apply  hedge accounting, including its objective and risk management strategy for contracting the hedging instrument. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. Qualifying hedge accounting relationships are expected to be highly effective in offsetting changes in the fair value and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

For accounting purposes, these instruments are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

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

•     If the hedge item is derecognized, the unamortized fair value is immediately recognized in the statement of income; and;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies - Continued

4.3.   Hedge accounting - Continued

•     The fair value of borrowings and financings as well as the derivatives are measured using rates disclosed in the financial market and projected  to their maturity date. The discount rate used in the calculations is based on the future curves of interest rates (CDI) obtained with BM&F Bovespa (the Brazilian Securities, Commodities and Futures Exchange) and by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

4.4.   Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amount of cash, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days as of the investment date.

4.5.   Trade receivables

Trade receivables are stated and maintained in the balance sheets at the initial sales amount less an allowance for doubtful accounts, which is recorded based on historical losses and a risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest rate, less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the effective interest rate. The effective interest rate amortization is included in finance income (expenses), net in the statement of income. Impairment expenses are recognized in the statement of income in selling expenses. At Via Varejo, the interest on receivables is recognized as net sales, as it is a usual financing transaction to customers.

At the end of each reporting period, the Company assess if the financial assets or group of financial assets are impaired.

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, and therefore written off immediately, when the become 180 days past due.

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Purchased inventories are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, net of related bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated for adequacy.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies - Continued

4.7.   Supplier bonuses

Bonuses received from suppliers are measured and recognized based on the contractual terms of the supplier agreements signed, and are recorded as part of the cost of inventories and recorded in the statement of income when the corresponding inventories are sold.

Bonuses include, among others, purchase volume agreements (rebates), logistics services and specific agreements to subsidize margin or marketing programs. They are initially estimated and are deducted from the amounts payable to the respective suppliers once the Company has the contractual right to settle trade payables net of amounts receivable by way of bonus.

4.8.   Present value adjustment of assets and liabilities

The Company records the liabilities and assets at present value (“APV”) over short term transactions when the interest impact is relevant, with impact in the financial statements and mandatorily for long term assets and liabilities, considering the contractual cash flows and respective interest rate, implicit or explicit.

4.9.   Impairment of non-financial assets

The Company tests the recorded amounts of its property and equipment, goodwill and intangible assets for impairment annually or whenever there is an internal or external evidence that assets may be impaired.  An asset is considered impaired when it is determined that its carrying amount will not be recovered through the sale of the asset or the cash generated by the use of the asset in the Company activities.

An asset’s recoverable amount is defined as the asset’s fair value less costs to sell or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount and determining value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of income in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.10. Property and equipment

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

Asset category	Average useful life (In years)
Buildings	40
Improvements	22
IT processing equipment	5
Software	8
Facilities	13
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Decoration	5

Property and equipment items and any significant components are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write-off of the assets are included in the statement of income.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal years 2013, 2014 and 2015 with no significant changes.

4.11. Capitalization of interest

Interest on borrowings and financings directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed into operation, capitalized interest costs are depreciated together with the related asset over the estimated useful life of the asset.

4.12. Investments properties

Investment properties, represented by land and buildings rented to third parties, are measured at historical cost, including transaction costs.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is classified as a held for sale when there is an intention to sell. . The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of income for the period in which the asset is sold.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.13. Intangible assets

Intangible assets acquired separately are measured at aquisition cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assetsare reflected in the statement of income, in which they were incurred, since they do not achieve the requirements for capitalization, as the software development costs, which are capitalized.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease and furniture supply agreements, tradenames and goodwill.

Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed at least annually at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Software development costs recognized as assets are amortized between 5 and 10-year definite useful lives. The amortization begins when the assets becomes operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impariment at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amountand is recognized in the statement of income in the year when the asset is derecognized.

4.14. Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) that are expected to be realized, or are intended for sale or consumption, within twelve months of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income tax and social contribution) that are expected to be settled within twelve months of the end of the reporting periods are classified as current liabilities. All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to IAS 12.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.15. Leases

The determination of an agreement as a lease is made on its initial date, if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The Company rents equipment and commercial space, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary from five to twenty-five years.

The Company as lessee

Finance lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between finance charges and reduction of the lease liability to achieve a constant interest rate over the remaining term of the lease agreement. Finance charges are recognized as an expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements follow the same rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.The installment payments of operating leases (excluding service costs, such as insurance and maintenance) are recognized as expenses, on straight-line basis, over the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

The Company as lessors

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

4.16. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) has arisen as a result of a past event, the payment is probable and the amount can be estimated reliably. Where the Company expects a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in the statement of income, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the policy of the Company is to make a provision when fees are incurred (i.e., upon final judgment on lawsuits) and the involved amounts related to lawsuits in progress are disclosed in notes to the financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.17. Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by its Bylaws. Proposed amounts in excess of the minimum mandatory dividends are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

4.18. Deferred revenue

The Company defers revenue related to amounts received from its business partners for the exclusivity intermediation services, including additional or extended warranties. The revenue is recognized in the statement of income when services are rendered to business partners.

4.19. Equity

When the Company purchases its own shares (treasury shares), the amounts paid, including any directly attributable incremental costs, is deducted from equity and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any amounts received, net of any directly attributable incremental transaction costs, are included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

4.20. Share-based payments

       Employees and senior executives receive compensation in the form of share-based payment awards, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the best estimate of the Company of the number of equity instruments that will ultimately vest.

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

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.20. Share-based payment - Continued

When an equity instrument is canceled, it is treated as fully vested on the date of cancelation, and any expense not yet recognized related to the award is immediately recognized in the statement of income. This includes any award whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grant on the date that it is granted, the canceled grant and the new grant is treated as if they were a modification of the original grant, as described in the previous paragraph. All cancelations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected in the calculation of diluted earnings per share (see note 30).

4.21. Earnings per share

       Basic earnings per share is calculated based on the weighted average number of outstanding shares of each category during the year, including treasury shares. As disclosed in note 25.2, preferred shares have priority in the receipt of dividend 10% higher than the dividend attributed to the common shares.

Diluted earnings per share is calculated as follows:

•     numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•     denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in shares of the Company are only included in the calculation when said settlement has a dilutive impact on earnings per share.

4.22. Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, and recorded net of discounts, rebates, and related sales taxes and duties. The Company assess their revenue arrangements against specific criteria in order to determine if they are acting as principal or agent. The Company has concluded that they are acting as a principal in all of their revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company acts as an agent and revenue is recognized on a net basis reflecting the commission received from third parties.

The following specific recognition criteria must also be met before revenue is recognized:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.22. Determination of net income - Continued

(i)      Revenue

a)    Sale of goods

       Revenue from the sale of goods is recognized at fair value and, when all the risks and benefits inherent are transferred to the buyer, the Company ceases to control or have responsibility for the goods sold and the realization of the economic benefits by the Company are probable. No revenue is recognized if its realization is uncertain.

b)    Rendering of services

The Company acts as agent for the sale of extended warranty contracts, financial protection insurance, personal accident insurance, technical assistance and mobile phone recharge, under arrangements with a number of business partners.  Revenues earned are recognized net of the related costs and presented as part of net operating revenue when it is probable that the economic benefits will flow to the Company and their amounts can be reliably measured.

c)    Financial services revenues

As the activity of customer financing is an important part of the Company´s business, financial services revenues regarding trade receivables related to installment sales measured at amortized cost, are recorded as part of net operating revenue, using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset. Interest income is included under financial services, composing the Company's gross profit in the statement of income.

d)    Interest income

       For all financial assets measured at amortized cost, interest income is recorded using the effective interest rate method, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income (except the customer financing interest, which is presented as financial services revenue) is included in the financial income (expenses) in the statement of income.

e)      Barter revenue

Revenues are recognized at the fair value of the consideration received in the real estate barter transaction on the date that the transaction was concluded, generally the date in which the units sold by the Company are delivered. The related cost of the units sold comprises the fair value of the barter transaction initially recognized.

f)       Returns and cancelations

Estimated returns and cancelations are recognized as sales revenue is incurred. These estimates are based on sales volumes and historical returns and cancelations data for each business segment. Revenue is recorded net of sales returns and cancelations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.22.  Determination of net income – Continued

(i)      Revenue - Continued

g)      Customer loyalty programs

Customer loyalty programs are used by the Company to provide incentives to its customers related to the sale of products or services. If customers buy products or services, the Company grants them points / credits, which may be redeemed by customers, free of charge, as a discount on future purchases of products or services,.

The Company estimates the fair value of the points / credits granted according to the “Programa Mais” and “Clube Extra” customer loyalty plan, by applying statistical techniques, considering the two-year expiration defined in the program regulations, the percentages of points conversion, and the cost of conversion.  Points are generally converted in to credits at a rate of 3,000 points for twenty reais (R$20.00) and 750 points for five reais (R$5.00) for the “Programa Mais” and “Clube Extra”, respectively.

The Company and its subsidiaries recognize the points initially granted and the reversal of points expired as a reduction of net operating revenue.

(ii)    Cost of sales

The cost of goods sold comprises the cost of merchandise purchases, net of applicable discounts and bonuses received from vendors, changes in inventories, depreciation and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs of inventory.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, credit card fees, estimated losses on doubtful accounts, in addition to advertising campaigns for each segment in which the Company operates. The main media used by the Company are radio, television, newspapers and magazines. These expenses are recognized in the statement of income when incurred, net of amounts received from suppliers in cooperation agreements.

(iv)   General and administrative expenses

      General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

(v)   Other operating income (expenses), net

      Other operating income and expenses correspond to the effects of major non recurring or unusual events occurring during the year that do not meet the definition for the other statement of income lines.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.22. Determination of net income - Continued

(vi)   Finance income (expenses)

Financial income includes income generated by cash and cash equivalents and restricted deposits and gains related to the measurement of derivatives at fair value.

Finance expenses include substantially all expenses generated by net debt and discounts on the receivables sales during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on derecognition of financial assets, finance charges on lawsuits and taxes and interest charges on finance leases, as well as discount charges.

4.23. Taxation

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 (two hundred and forty thousand Brazilian reais) for IRPJ, and 9% for CSLL.

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

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards, to the extent that it is probable that taxable income will be available against which to deduct temporary differences and utilize tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

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

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.23. Taxation – Continued

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

4.24. Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured by the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

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

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.24. Business combinations and goodwill - Continued

Goodwill is initially measured as the excess of the sum of consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the statement of income as a bargain purchase gain.

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

4.25.  Corporate restructuring under common control

The interests acquired from related parties, deriving from corporate restructurings, are accounted at historical cost. Differences between the acquiring value and the historical cost basis are recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of IFRS 3.

4.26. Foreign currency translation

The financial statements are presented in millions of Brazilian reais, which is the functional currency of CBD (parent company). Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a different functional currency from the Parent Company are translated into reais at the reporting date according to the following:

•  Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing exchange rate;

•  Statement of income and cash flow items are translated into reais using the average rate of the period, unless significant variances occurs, when the rate on the transaction date is used;

•  Equity is translated into reais at the historical exchange rate and variations are recorded as a separate componente of equity as part of other comprehensive income.

Exchange differences on translation are recognized within a separate component of equity. When a foreign operation is liquidated, the accumulated value of exchange differences on the equity is reclassified to the statement of income.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to the statement of income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

4.     Significant accounting policies – Continued

4.26. Foreign currency translation - Continued

Foreign currency transactions (i.e. transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the statement of income. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

4.27. Pension plan

a)     Defined contribution plan:

The pension plan, funded through payments to insurance companies, is classified as a defined contribution plan according to IAS 19. A defined contribution plan is a pension plan whereby an entity pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.  Related expense is recorded as incurred as required contributions are made or become payable.

b)    Benefit contribution plan:

The defined benefit plan is granted only to employees of the subsidiaries headquartered in France, since its employees are eligible to a compensation to be paid in retirement. The obligation is measured using the projected unit credit method based on the agreements effective in each subsidiary. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted to the present value. The obligation is evaluated by independent actuaries, at least, annually for the employment termination benefit. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and historical adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All actuarial gains and losses arising on defined benefit plans are recognized in other comprehensive income.

The past service cost related to an increase in the obligation resulting from the introduction of, or changes to, benefit plans, is recognized as an expense in the period.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective

5.1.   Amendments to IFRS and new interpretations of mandatory application starting in the current year

In 2015, the Company has applied amendments and new interpretations to IFRSs issued by IASB that are mandatorily effective for an accounting period beginning on or after January 1, 2015.

Statement	Description	Impact

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

The application of these changes had no impact on the consolidated financial statements
Annual improvements to IFRSs: 2011-2013 cycle

Amendments to IFRS 1 - Defines the IFRS versions that can be used in first-time adoption, IFRS 3 – Establishes scope exemption for joint ventures, IFRS 13 – Clarifies the scope of portfolio exception in paragraph 52; IAS 40 – Clarifies the interrelationship between IFRS 3 and IAS 40 in certain cases.

The application of these changes had no impact on the consolidated financial statements
Amendments to IAS 19 – Defined Benefit Plan	Clarifies how contributions should be recognized as a reduction in the service cost;	The application of these changes had no impact on the consolidated financial statements

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective - Continued

5.2.   New and revised standards already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Standard	Description	Applicable to annual periods beginning on or after

Annual improvements to IFRSs: 2012-2014 cycle

Amendments to IFRS 5 – Situations where assets are held for sale or distribution, IFRS 7 – Clarification of whether a service agreement represents continued involvement with a transferred asset, IAS 9 – Considerations on the discount rate of the post-employment benefit and IAS 34.

01/01/2016
Amendments to IAS1 – Disclosure initiative	Improvements as regards the application of the concept of materiality in practice.	01/01/2016
IFRS 9 – Financial instruments	Several changes in the classification and measurement of financial instruments, mainly in the measurement of impairment and hedge accounting.	01/01/2018
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The sale or contribution considered as a business (IFRS 3) must be recognized in the investor’s financial statements, and must be partially recognized in the statement of income when it is not considered as a business.

01/01/2016
Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment entities: application of exception for consolidation purposes	Clarifies the exemption from preparing consolidated financial statements involving investment entities.	01/01/2016
Amendments to IFRS 11 – Accounting for acquisitions of interests in joint operations

Requires acquirers of interests in joint operations in which the activity of the joint operation constitutes a business (IFRS 3) to apply the entire Business Combination concept, except for interests that conflict with IFRS 11.

01/01/2016
Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization	Determines that the use of depreciation and amortization using the revenue curve is inappropriate.	01/01/2016
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a defined guide is provided clarifying when to recognize revenue. It also introduces new disclosures.	01/01/2018
IFRS 16 – Leases

Requires a new measurement of lease arrangements for both lessors and lessees, superseding IAS 17. The definition of finance lease is eliminated, except for short-term leases and for contracts involving immaterial amounts.

01/01/2019

The Company is analyzing the impacts of the standards above. Specifically in relation to IFRS16 the Company’s Management believes that its application will have material impacts on the financial statements. So far such impacts have not been measured.

There are no other standards and interpretations issued and not yet adopted that, in Management's opinion, may have a significant impact on net income or equity disclosed by the Company in its consolidated financial statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

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

6.1.   Finance lease commitments – the Company as a lessee

       The Company has entered into commercial property lease agreements in their leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, which retains all the significant risks and of rewards of ownership of these properties, recorded the agreements as finance lease.

6.2.   Impairment

According to the accounting policy disclosed in note 4.9, the Company performed tests to verify that the assets might not be recoverable and for the year ended December 31, 2015 the Company concluded there was no impairment loss to be recognized in the financial statements.

To verify the recoverability of property and equipment, the Company has allocated  operating assets and intangible assets, including commercial rights, directly attributable to the Cash Generating Units – CGUs, which was defined as the individual stores, and performed the following procedures:

•        Step 1: the Company compared the carrying amount of CGUs with a multiple of sales (30% to 35%) that represents transactions between retail companies. For CGUs which the multiple of sales is lower than the carrying amount, the Company performed a more detailed test, as described in Step 3;

•        Step 2: for a selection of CGUs located in owned properties (owned stores), the Company considered a valuation report issued by independent experts and if it still indicated an impairment loss then applied the same procedures used for CGUs of third parties, described in Step 3; and

•         Step 3: the Company estimated the discounted cash flow of the CGU, using sales growth rate between 6.7% and 8.0% (5.9% and 7.5% as of December 31, 2014; 6.6% and 6.7% as of December 31, 2013) over the next 5 years. The discount rate used was 12.5% (11.4% as of December 31, 2014; 10.8% as of December 31, 2013).

For impairment purposes, goodwill and tradenames acquired through business combinations with indefinite lives were allocated to the cash generating units, which are also operating segments that disclose separate financial information, namely Food Retail, Home Appliances, Cash and Carry and E-commerce.

Segment recoverable value is calculated using the value in use based on estimated cash flows derived from financial budgets approved by the Board of Directors for the following three years. The discount rate before income tax on cash flow projections is 12.5% (11.4% as of December 31, 2014), and the projected cash flows beyond three years are extrapolated using a growth rate of 6.2% for Food Retail, E-commerce and Home Appliances and 8.0% for Cash and Carry (6.7% as of December 31, 2014). Based on this analysis, no impairment loss was identified.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

6.       Significant accounting judgments, estimates and assumptions – Continued

6.2.   Impairment - Continued

“ASSAÍ” refers to our cash and carry tradename, and “PONTO FRIO” and “CASAS BAHIA” refer to our home appliance tradenames. These tradenames were recorded in connection with the business combinations with companies that held right over them.

The carrying amount of these tradenames was additionally tested for impairment based on the income approach methodology (relief from royalty), which consists of determining the asset value by measuring the fair value of future benefits. Given the tradename’s indefinite useful life, the Company considered a perpetuity growth rate of 6.6% (6.7% as of December 31, 2014). The royalty rate used was 0.4% for “ASSAI” tradename, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

6.3.   Income taxes

       Given the nature and complexity of the Group´s businesses, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to recorded tax benefits and expenses. The Company records provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries and jurisdictions in which it operates. The amount of these provisions is based on various factors, such as the results of previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's jurisdiction.

Deferred income tax and social contribution assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant management judgment is required to determine the amount of deferred income tax and social contribution assets that can be recognized, which includes  estimates of future operating income and future taxable income, based on the annual business plan approved by the Board of Directors.

The Company’ tax loss carryforwards amounted to a deferred tax benefit of R$232 as of December 31, 2015 (R$354 as of December 31, 2014). These losses do not expire; however, their use is limited by law to 30% of taxable income for each year, by legal entity.  The Company writes-off or constitutes a provision when income tax and social contribution credits fulfillmen are not probable and as of December 31, 2015 a provision of R$197 for non-realization was recorded. Further details on taxes are disclosed in note 20.

6.4.   Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set forth in IFRS 13, which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes at the end of the reporting periods. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

6.      Significant accounting judgments, estimates and assumptions - Continued

6.5.   Share-based payments

The Company measures the transaction costs of employees eligible for share-based compensation based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 25.5.

6.6.   Provision for risks

The Company is party to several proceedings at the judicial and administrative levels in the ordinary course of its business (see note 22). Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion.

6.7.   Estimated losses in allowance for doubtful accounts

Subsidiary Via Varejo has accounts receivable of installment sales to be received from individual customers, whose estimated losses are made based on a percentage obtained by analyzing the behavior of the portfolio over the past months and updated at each accounting closing period.

6.8.   Recoverable taxes

The Company has recoverable tax credits related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The estimate of future recoverability of these tax credits is made based on growth projections, operational matters and the consumption of the credits by the Group companies. For details of credits and compensation, see note 11.

6.9.   Inventories

Inventories are measured at the lower of acquisition cost, calculated as the weighted average cost and net realizable value. The net realizable value is calculated as the average sales price, net of deductions for: (i) taxes levied on sales, (ii) personnel expenses directly related to sales, (iii) product cost, e (iv) other costs necessary to bring the product into condition for sale. Inventories are written down to their recoverable amount based on estimates of loss due to theft, scrap and slow moving and loss on products that will be sold with negative gross margin, including products displayed in the stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

7.      Cash and cash equivalents

		2015	2014

Cash and banks - Brazil		409	384
Cash and banks - Abroad	(*)	131	368
Temporary investments - Brazil	(**)	10,446	9,761
Temporary investments - Abroad	1% p.a	29	636
		11,015	11,149

(*) From the total cash and banks – abroad of R$ 131, R$ 28 is invested in Panama in United States dollars. The remaining amount and financial investments – abroad, in euros, refer to companies of the e-commerce segment located abroad.

(**) Temporary investments as of December 31, 2015 refer substantially to repurchase agreements, earning interest corresponding to a weighted average rate equivalent to 100.5% of the Interbank Deposit Certificate (“CDI”) and with redemption terms of less than 90 days as of the investment date.

8.       Trade receivables, net

	2015	2014
		Restated

Credit card companies (note 8.1)	664	191
Sales vouchers	189	169
Consumer finance - CDCI (note 8.2)	1,877	2,268
Trade receivable from cash and carry customers	355	316
Receivables from related parties (note 12.2)	66	28

Receivables from suppliers	164	256
Other trade receivables	274	292
Estimated loss on trade receivables (note 8.3)	(379)	(344)
Current	3,210	3,176

Consumer finance – CDCI (note 8.2)	111	115
Estimated losses on trade receivables (note 8.3)	(13)	(10)
Noncurrent	98	105
	3,308	3,281

8.1.    Credit card companies

As part of its cash management strategy, the Company periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen its working capital, without recourse or related obligation.

8.2.    Consumer finance – CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments; however, the most frequent term is less than 12 months. Over these amounts are calculated contractual interests, which financial services revenue is recognized by effective interest rate.

The subsidiary Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 17).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

8.      Trade receivables, net – Continued

8.3.    Estimated losses on trade receivables

	2015	2014
		Restated

At the beginning of the year	(354)	(239)
Provision for loss in the year	(556)	(522)
Reversals	544	494
Corporate restructuring (note 1.3)	-	(82)
Exchange rate variation	(26)	(5)
At the end of the year	(392)	(354)

Current	(379)	(344)
Noncurrent	(13)	(10)

          Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables
	Total	Current	<30 days	30-60 days	61-90 days	>90 days

2015	3,700	3,252	133	82	52	181
2014 Restated	3,635	3,199	141	60	39	196

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

9.      Other receivables

	2015	2014
		Restated

Receivables from sale of fixed assets	38	45
Supplier receivables (note 9.2)	21	30
Advances to suppliers	-	11
Rental advances	11	14
Receivables from Audax	13	13
Amounts to be reimbursed	115	108
Rental receivable	86	51
Receivable from Paes Mendonça (note 9.1)	532	532
Receivable from sales of subsidiaries (note 9.3)	105	54
Others	79	36
	1,000	894

Current	375	258
Noncurrent	625	636

9.1.    Receivables from Paes Mendonça.

Receivables from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements and is currently tacitly renewed and were kept on noncurrent, due to the possibility of conversion of payment on rights to use (“intangibles”) leased stores.

9.2.    Supplier receivables

Represent amounts due from supplier under the terms of supplier bonus agreements, including amounts due for volume rebates, price protection, and marketing and advertising expenses.

9.3.    Receivables from sales of companies

In 2015 refers to the disposal of E-trend by the subsidiary CDiscount (note 3.1 (***)). In 2014 the receivables are related to the exercise by the counterparty of an option to buy subsidiaries, which operate gas stations. The original amount of this receivable was R$50, subsequently monetary restated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

10.    Inventories, net

	2015	2014
		Restated

Stores (note 10.1)	4,323	4,089
Distribution centers (note 10.1)	4,627	4,366
Inventories of real estate under construction (note 10.3)	165	172
Estimated losses on obsolescence and breakage (note 10.2)	(150)	(91)
	8,965	8,536

Current	8,965	8,364
Noncurrent	-	172

10.1.    Bonuses in inventories and storage cost

The Company record bonuses received from vendors and the storage costs in the statement of income as the inventories that gave rise to the bonuses and the storage costs are realized, except for e-commerce segment, whose storage cost is accounted for directly into statatement of income.

10.2.    Estimated losses on obsolescence and breakage

	2015	2014
		Restated

At the beginning of the year	(91)	(51)
Provisions in the year	(129)	(91)
Write-offs / reversals	72	58
Corporate restructuring (note 1.3)	-	(7)
Exchange rate variation	(2)	-
At the end of the year	(150)	(91)

10.3.    Real estate inventories under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

Barter revenue refers to transactions whereby the Company has exchanged lands for apartment units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, including one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda. Barter revenue corresponds to the fair value of the land exchanged, net of its carrying amount. In 2016 the Company delivered apartment units of projects Carpe Diem and Thera with net income of R$ 3. In the second semester of 2016, new units will be delivered.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

11.    Recoverable taxes

	2015	2014
		Restated
Current
State value-added tax on sales and services – ICMS (note 11.1)	480	590
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS (*)	373	54
Income tax on Financial investments	32	20
Income tax and Social Contribution	34	12
Social Security Contribution - INSS	21	-
Value-Added Tax Recoverable – France	65	85
Other	75	46
Total current	1,080	807

Noncurrent
ICMS (note 11.1)	2,257	1,685
PIS/COFINS	4	308
INSS	206	147
Total noncurrent	2,467	2,140
Total	3,547	2,947

(*) The increase in PIS/Cofins registered in current assets in 2015 occurred by Nova Holding merger, as described on note1.3

11.1.  ICMS expected realization is as follows:

In

Up to one year	480
2017	497
2018	474
2019	493
2020	480
2021	176
After 2022	137
2,737

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system. Under this system, the prepayment of ICMS is made throughout the commercial supply chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system for a wider range of products traded in retail is based on the assumption that the trading cycle of these products will end in the State in which the transaction was originated. In these cases, the ICMS is fully owed thereto.

In order to supply its stores, the Company maintains warehouses strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (tax substitution system) already prepaid by suppliers of the Company.  The goods are then shipped to stores in other States. Such interstate shipments provides the Company the right to to a refund of the related prepaid ICMS, pursuant to each State laws.

The refund process requires ratification of the documentary tax evidence and digital files related to theses operations. Only after ratification by the applicable State Tax Authorities and/or compliance with specific accessory obligations will such credits be refunded or used which generally occurs in periods after the credits are generated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

11.    Recoverable taxes - Continued

Since the number of retail items subject to the tax substitution system has been continuously increasing, the tax credits to be refunded to the Company have also grown.

The Company has been using such authorized credits to offset with applicable state tax liabilities owed after having obtained the Special Regime and also complying with other procedures contained in the state rulings.

For credits which may not be offset immediately, the Company’s Management understands their future realization is probable, based on a technical feasibility study, which contemplates future growth expectations and offset against debts deriving from its operations.These studies were prepared based on information extracted from strategic planning report previously approved by the Company’s Board of Directors.

The Company may record extemporaneous tax credits when facts and circumstances change and when it has a legal, documentary and factual understanding of such credits that allow their recognition and their realization is probable, including the estimation of realization. In 2014, among other credits, there were unused credits by associates of R$302, in subsidiary Via Varejo. The elements that support the recognition and utilization of such credits were obtained during the fourth quarter of 2014. Such credits were recognized as a reduction of cost of sales.

12.    Related parties

12.1.   Management compensation

The expenses related to compensation of senior management (officers appointed pursuant to the Bylaws and members of the Board of Directors and related Advisory Committees), recorded in the statement of income for the years ended December 31, 2015, 2014 and 2013, were as follows:

	Base salary			Variable compensation			Stock option plan			Total			% share-based payment
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Board of directors (*)	4	4	7	-	-	-	-	-	-	4	4	7
Executive officers	34	56	19	13	20	19	5	6	12	52	82	44
Fiscal council	-	-	1	-	-	-	-	-	-	-	-	1
	38	60	26	13	20	19	5	6	12	56	86	52	8.9%	7.0%	23.1%

 (*) The compensation of the Board of Directors and related Advisory Committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this caption.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, except when otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Purchases			Revenues
												(expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2013	2015	2014	2013
Controlling shareholder
Casino Guichard Perrachon (i)	8	-	-	-	23	2	86	104	-	-	-	(56)	(30)	(12)
Distribution Casino France (viii)	32	-	-	-	28	-	-	-	-	-	-	125	-	-
Wilkes Participações (v)	-	-	-	-	-	-	-	-	-	-	-	(1)	(3)	(2)
Almacenes Exito S.A.	2	28	-	-	24	-	-	4	-	-	-	(39)	(35)	-
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	2	1	-	-	-	(6)	-	-
Casino subsidiaries
Casino France - Cash Pool (vii)	-	-	-	-	-	-	-	50	-	-	-	-	-	-
Casino Finance International S.A. (“Polca Empréstimos”) (vii)	-	-	-	-	-	-	364	12	-	-	-	(5)	-	-
C´est chez vous Societé en Nom Collectif (viii)	7	-	-	-	37	26	-	26	-	-	-	(61)	(22)	-
EMC Distribution Societé par Actions Simplifiée(viii)	-	-	-	-	43	-	-	15	-	-	-	(168)	(37)	-
Easydis Societé par Actions Simplifiée(viii)	-	-	-	-	58	55	-	-	-	-	-	(177)	(49)	-
Big C Supercenter S.A.(vii)	2	-	-	-	2	-	39	-	-	-	-	(9)	(16)	-
Franprix-Leader Price Holding AS	12	-	-	-	6	-	-	-	-	-	-	65	-	-
Others	3	-	-	-	4	-	69	9	-	-	-	1	17	-
Associates
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (ii)	-	-	10	8	9	9	3	14	-	-	-	2	8	15
Dunnhumby Brasil Consultoria	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Joint operation
Indústria de Móveis Bartira Ltda.	-	-	-	-	-	-	-	-	-	-	438	-	-	-
Other related parties
Casas Bahia Comercial Ltda (iii)	-	-	291	263	-	-		26	-	-	-	(289)	(264)	(224)
Management Nova Pontocom (iv)	-	-	-	38	-	-	-	-	-	-	-	4	3	3
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	(7)	(6)	(8)
Viaw Consultoria Ltda (vi)	-	-	-	-	-	-	-	-	-	-	-	(3)	(3)	-
Grupo Diniz (*)	-	-	-	-	-	-	-	-	-	-	-	-	-	(15)
Globalbev Bebidas e Alimentos (*)	-	-	-	-	-	-	-	-	-	-	8	-	-	-
Globalfruit (*)	-	-	-	-	-	-	-	-	-	-	4	-	-	-
Bravo Café (*)	-	-	-	-	-	-	-	-	-	-	1	-	-	-
Fazenda da Toca Ltda. (*)	-	-	-	-	-	-	-	-	-	-	6	-	-	-
Sykué Geração Energia (*)	-	-	-	-	-	-	-	-	-	-	21	-	-	-
Indigo Distribuidora	-	-	-	-	-	-	-	-	-	-	3	-	-	-
Audax SP and RIO	-	-	-	-	-	-	-	-	-	-	-	-	-	(20)
Fundo Península (*)	-	-	-	-	-	-	-	-	-	-	-	-	-	(112)
Others	-	-	8	4	1	-	-	-	-	-	-	(11)	(1)	(9)
Total	66	28	309	313	235	92	563	261	-	-	481	(635)	(438)	(385)

(*) Balances were presented until September 7, 2013, when those companies are no longer considered as related parties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

(i)        Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, in exchange for an annual payment of US$2 million. This agreement was approved by the Extraordinary Shareholders’ Meeting held on August 16, 2005, terminated on August 1, 2014.

Cost Sharing Agreement, signed between the Company and Casino on August 1, 2014, relates to reimbursement of expenses incurred by Casino’s Group employees when rendering services to the Company. This agreement was approved by the Board of the Directors’ Meeting held on July 22, 2014.

Global Sourcing, cost reimbursement to Casino relating to Global Sourcing agreements and cost reimbursement relating to Cnova’s IPO.

(ii)       FIC: (i) reimbursement of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(iii)       Casa Bahia Comercial Ltda: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between the Company, Via Varejo and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain legal claims and reimbursement of expenses recognized as of June 30, 2010, which were responsibility of the former controlling shareholders.

The balance of these receivables is paid by the parties periodically and the remaining balance refers substantially to the reimbursement of expenses and legal claims. In 2015, Via Varejo, in conjunction with CB, reviewed certain items and concluded that there was not sufficient elements to require the indemnity by CB, therefore, it reversed R$32 from accounts receivable to the statement of income. Via Varejo still evaluates other documents, and due to the uncertainty in the possibility to require indemnity, recognized a provision for losses in the amount of R$5.

Additionally, Via Varejo and its subsidiary Bartira have lease agreements of 315 properties between distribution centers, commercial and administrative buildings under specific conditions with CB.

(iv)      Management of Nova Pontocom: this balance was generated in November 2010, within the context of the restructuring of GPA’s e-commerce business, when the directors of Cnova received cash, and gave in guarantee their shares in Cnova. In 2015, this amount was settled by the Directors delivering Nova Pontocom’ shares at market value, based on the valuation of the subsidiary CNova N.V., generating an effect of R$36 recognized in the shareholders’ equity as mentioned in note 25.9, since it was a transaction with non-controlling shareholders;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

(v)       Wilkes:  Commissions paid related to Company’s loan agreements in which Wilkes is a guarantor.

(vi)      Viaw Consultoria Ltda.: Company hired to render services in the business consulting area, as well as information technology area. The partners of Viaw are members of the Company’s management.

(vii)     Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per year on the outstanding cash balance in favor of Polca or Cdiscount.

(viii)    Cdiscount has loans payable to Casino Guichard Perrachon, Big C Thailand and other Casino Group entities, as well as balances receivable related to loans to Casino Group entities. It also has in its payables and receivables balance transactions with Casino Group entities not consolidated into GPA, such as Easydis (Group Logistics Company), Distribution Casino France (Products Purchase), CChez vous (Home Delivery), EMC (Centralization of Purchases) and Éxito (Products Purchase) for payables; and Éxito, Distribution Casino France (Sale of Products) and IRTS (Centralized negotiation with suppliers) for receivables. Expenses on related parties incurred in Cdiscount refer to: product purchases centralized with EMC; logistics product purchases from EasyDis; freight with Cchez Vous; banking expenses with BGC; product purchases from Exito Colombia and  Big C Thailand. Revenues earned in Cdiscount with related parties refer to: IT services provided to other Group companies; product sales to Distribution Casino France; reimbursed costs with Banque Groupe Casino SA.

13.    Investments in associates

13.1.Breakdown of investments

	FIC	BINV	Other	Total
Balances at 2013	290	19	1	310
Share of profit (loss) of subsidiaries and associates	109	2	(3)	108
Corporate restructuring	-	-	9	9
Dividends	(26)	-	-	(26)
Balances at 2014	373	21	7	401
Share of profit (loss) of subsidiaries and associates	113	(1)	-	112
Write-offs	-	-	(7)	(7)
Dividends	(125)	-	-	(125)
Exchange rate changes	-	-	1	1
Balances at 2015	361	20	1	382

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment, net

	2013	Additions	Depreciation	Write-offs	Deconsolidation (*)	Transfers	Corporate restructuring (**)	Exchange rate changes	2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	2015
Land	1,412	38	-	-	-	(1)	-	-	1,449	9	-	(16)	22	-	1,464
Buildings	2,017	48	(66)	(1)	-	48	1	-	2,047	42	(66)	(2)	2	-	2,023
Leasehold improvements	2,787	274	(199)	(14)	-	334	-	-	3,182	344	(239)	(49)	437	-	3,675
Machinery and equipment	1,446	395	(275)	(23)	(1)	61	2	-	1,605	380	(296)	(37)	23	1	1,676
Facilities	326	72	(37)	(10)	(2)	17	14	1	381	62	(45)	(6)	25	5	422
Furniture and fixtures	526	139	(72)	(6)	(1)	3	11	1	601	190	(90)	(14)	9	5	701
Vehicles	166	13	(16)	(41)	(1)	-	-	-	121	8	(15)	(40)	1	-	75
Construction in progress	209	448	-	(2)	-	(489)	-	-	166	519	-	(4)	(510)	1	172
Others	67	30	(25)	-	-	(1)	2	-	73	59	(30)	(1)	(4)	-	97
Total	8,956	1,457	(690)	(97)	(5)	(28)	30	2	9,625	1,613	(781)	(169)	5	12	10,305

Finance lease
Equipment	20	-	(4)	-	-	-	-	-	16	-	(3)	-	-	-	13
IT equipment	43	-	(18)	-	-	1	-	-	26	24	(21)	-	2	-	31
Facilities	1	-	-	-	-	-	-	-	1	-	-	-	-	-	1
Furniture and fixtures	8	-	(1)	-	-	-	-	-	7	-	(1)	-	-	-	6
Vehicles	1	-	-	-	-	-	-	-	1	-	-	(1)	-	-	-
Buildings	24	-	(1)	-	-	-	-	-	23	-	(1)	(1)	-	-	21
	97	-	(24)	-	-	1	-	-	74	24	(26)	(2)	2	-	72
Total	9,053	1,457	(714)	(97)	(5)	(27)	30	2	9,699	1,637	(807)	(171)	7	12	10,377

(*) Refers to the sale of CBCC, as mentioned in note 28.

(**) Refers to the corporate restructuring of the e-commerce operations, as mentioned in note 1.3.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	2015			2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,464	-	1,464	1,449	-	1,449
Buildings	3,036	(1,013)	2,023	3,013	(966)	2,047
Leasehold improvements	5,548	(1,873)	3,675	4,929	(1,747)	3,182
Machinery and equipment	3,454	(1,778)	1,676	3,191	(1,586)	1,605
Facilities	799	(377)	422	722	(341)	381
Furniture and fixtures	1,349	(648)	701	1,171	(570)	601
Vehicles	111	(36)	75	179	(58)	121
Construction in progress	172	-	172	166	-	166
Other	227	(130)	97	188	(115)	73
	16,160	(5,855)	10,305	15,008	(5,383)	9,625

Finance lease
Equipment	36	(23)	13	36	(20)	16
IT equipment	199	(168)	31	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(9)	6	15	(8)	7
Vehicles	-	-	-	2	(1)	1
Buildings	43	(22)	21	44	(21)	23
	295	(223)	72	273	(199)	74
Total	16,455	(6,078)	10,377	15,281	(5,582)	9,699

14.1.   Guarantees

As of December 31, 2015 and 2014, the Company had collateralized property and equipment items for some legal claims, as disclosed in note 22.6.

14.2.   Capitalized borrowing costs

Borrowings and financings costs capitalized during year ended December 31, 2015 were R$18 (R$14 as of December 31, 2014). The average rate used to determine the borrowing costs eligible for capitalization was 104.5% of the CDI (105.3% of the CDI as of December 31, 2014), corresponding to the effective interest rate on the Company’s borrowings and financings.

14.3.   Additions to property and equipment

	2015	2014

Additions (i)	1,637	1,457
Finance lease	(24)	-
Capitalized interest	(18)	(14)
Property and equipment financing - Additions (ii)	(734)	(289)
Property and equipment financing - Payments (ii)	720	225
Total	1,581	1,379

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Additions to property and equipment – Continued

(i)   The additions made by the Company are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, modernization of existing distribution centers, renovation of several stores and investments in equipment and information technology.

(ii)  The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows, net of items that did not impact cash.

14.4.   Other information

As of December 31, 2015, the Company recorded in cost of sales the amount of R$141 (R$112 as of December 31, 2014 and R$78 as of December 31, 2013) referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

As of December 31, 2015 and 2014, there was no impairment loss. The recoverable amount was calculated based on the value in use and was determined in relation to the cash-generating unit. The cash-generating unit consists of assets of stores or group of stores, in each of the Group segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 12.5% (11.4% as of December 31, 2014), before income tax.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets, net

	2013	Additions	Amortization	Deconso lidation (*)	Corporate restructuring (**)	Write-off	Transfers	Exchange rate variation	2014	Additions	Amortization	Write-off	Transfers	Corporate restructuring (***)	Exchange rate variation	2015
	Restated	Restated	Restated						Restated

Goodwill - cash and carry	362	-	-	-	-	-	-	-	362	-	-	-	-	-	-	362
Goodwill - home appliances	896	24	-	-	-	-	-	-	920	-	-	-	-	-	-	920
Goodwill – food retail	747	-	-	-	-	-	-	-	747	-	-	-	-	-	-	747
Goodwill - e-commerce	-	-	-	-	236	-	2	16	254	-	-	-	(4)	(79)	72	243
Tradename - cash and carry	39	-	-	-	-	-	-	-	39	-	-	-	-	-	-	39
Tradename - home appliances	2,061	-	-	-	-	-	-	-	2,061	-	-	-	-	-	-	2,061
Tradename - e-commerce	-	-	-	-	11	-	17	2	30	-	-	-	1	(17)	7	21
Commercial rights - home appliances	576	4	(6)	-	-	-	-	-	574	1	(5)	-	-	-	-	570
Commercial rights – food retail	43	2	-	-	-	-	1	-	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	29	5	-	-	-	-	-	-	34	-	-	-	-	-	-	34
Customer relationship - home appliances	6	-	(4)	-	-	-	-	-	2	-	(2)	-	-	-	-	-
Lease agreement – under advantageous condition - NCB	138	-	(41)	-	-	-	-	-	97	-	(27)	-	-	-	-	70
Contractual rights	-	187	(8)	-	-	-	-	-	179	-	(31)	-	-	-	-	148
Software	693	271	(144)	(1)	203	(4)	(65)	12	965	270	(217)	(40)	94	(2)	57	1,127
Software capital lease	77	25	(11)	-	-	-	-	-	91	10	(11)	(1)	-	-	-	89
Other	-	4	(1)	-	2	-	40	2	47	119	(2)	(18)	(91)	(5)	16	66
Total	5,667	522	(215)	(1)	452	(4)	(5)	32	6,448	400	(295)	(59)	-	(103)	152	6,543

(*) Refers to the sale of CBCC, as mentioned in note 28.

(**) Refers to the corporate restructuring of the e-commerce operations, as mentioned in Note 1.3 (i).

(***) Refers to the sale of interest in E-trend by Cdiscount, as mentioned in note 3.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets, net – Continued

	2015			2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

				Restated

Goodwill - cash and carry	371	(9)	362	371	(9)	362
Goodwill - home appliances	920	-	920	920	-	920
Goodwill – food retail	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce	243	-	243	254	-	254
Tradename - cash and carry	39	-	39	39	-	39
Tradename - home appliances	2,061	-	2,061	2,061	-	2,061
Tradename - e-commerce	21	-	21	30	-	30
Commercial rights - home appliances	637	(67)	570	637	(63)	574
Commercial rights – food retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Customer relationship - home appliances	35	(35)	-	34	(32)	2
Lease agreement under advantageous condition - NCB	290	(220)	70	292	(195)	97
Contractual Rights	187	(39)	148	186	(7)	179
Software	1,932	(805)	1,127	1,567	(602)	965
Software capital leasing	122	(33)	89	112	(21)	91
Other	81	(15)	66	58	(11)	47
	8,867	(2,324)	6,543	8,489	(2,041)	6,448

15.1.   Impairment testing of goodwill and intangible assets

As of December 31, 2015, for impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to four cash generating units, which are also operating segments that disclose information: food retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before income tax applied to cash flow projections is 12.5% (11.4% as of December 31, 2014), and cash flows exceeding 3 years are extrapolated by expected growth rate for each segment. Based on this analysis, no provision for impairment was required.

15.2.   Tradenames

Tradenames substantially refer to “ASSAÍ”, “PONTO FRIO” and “CASAS BAHIA”.

Additionally, the carrying amount of the tradenames was also subject to impairment tests through the income approach (Relief from Royalty). Given the indefinite useful life of the Tradenames, the Company considered in the preparation of the discounted cash flow a perpetual growth of up to 6.6% (6.7% as of December 31, 2014). The royalty rate used was 0.4% for “ASSAÍ”, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”. As a result of this analysis, no provision for impairment of these assets was required.

15.3.   Advantageous lease agreement – NCB

These agreements relate to leased  properties held by the the subsidiary Via Varejo, comprising stores, distribution centers and buildings, which are subject to operating leases acquired / entered into on advantageous terms and recorded in connection with the business combination between the Company and Casa Bahia.  Their initial fair value was determined using information for comparable transactions in the market, applying the "Income Approach" methodology.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets, net – Continued

15.3.   Advantageous lease agreement – NCB - Continued

The useful life of this asset was defined as 10 years in accordance with the partnership agreement. The market conditions upon contracting did not deteriorate in relation to current conditions and, accordingly, no provision for impairment was required.

15.4.   Commercial rights

Commercial rights refer to the right to operate the stores under acquired rights, or allocated from goodwill in business combinations.

Management understands that commercial rights are considered recoverable, either due to the amount returned from the cash flows of stores or due to the possibility of negotiating them with third parties.

15.5.   Additions to intangible assets

	2015	2014
		Restated

Additions	400	522
Goodwill	-	(24)
Finance lease	(10)	-
Other accounts payable	11	(11)
Intangible assets financing - Additions	(3)	5
Intangible assets financing - Payments	6	-
Total	404	492

16.    Trade payables, net

	2015	2014
		Restated

Product suppliers	15,590	13,476
Service suppliers	772	807
Bonuses from vendors (note 16.1)	(854)	(890)
	15,508	13,393

The Company entered into certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of their receivables arising from the sale of goods and services to the Company. Those agreements allow suppliers to anticipate receivables in the normal course of purchases.

These transactions were evaluated by Management, which concluded that they have commercial characteristics since there are no changes in price and / or term previously established commercially and it is solely the supplier's discretion to anticipate its receivables against the Company.

Supplier agreements including increase of the payment term from the original transaction and subject to  financial interest and adjustment in the cost of purchased product, are recorded under " Structured payable program ", as mentioned in note 18.1 (iv).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables - Continued

16.1.       Bonuses from vendors

This includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. These receivables are realized by offsetting the amounts payable to suppliers, according to supply agreement conditions so that the settlement occur at the net amount.

17.    Borrowings and financing

17.1.     Debt breakdown

	Weighted average rate	2015	2014

Current
Debentures
Debentures, net (note 17.4)		38	2,672

Borrowings and financing
Local currency
BNDES (note 17.6)	TJLP(*) + 3.60 per year	82	89
BNDES (note 17.6)	3.61% per year	16	14
IBM	CDI(**) - 0.71% per year	27	34
Working capital	103.75% of CDI	111	753
Working capital (****)	15.57% per year	2,308	2,953
Working capital	TR(***) + 9.98% per year	5	-
Sale of receivables	109% of CDI	4	-
Finance lease (note 23)		44	34
Swap contracts (note 17.7)	102.00% of CDI	-	(12)
Borrowing cost		(2)	(3)
		2,595	3,862
Foreign currency
Working capital	USD + 1.66% per year	1,656	56
Swap contracts (note 17.7)	101.34% of CDI	(475)	4
		1,181	60
Total current		3,814	6,594

Noncurrent	Weighted average rate	2015	2014
Debentures
Debentures, net (note 17.4)		897	896

Borrowings and financing
Local currency
BNDES (note 17.6)	TJLP(*) + 3.60 per year	-	82
BNDES (note 17.6)	2.87% per year	51	57
IBM	CDI - 0.71% per year	68	74
Working capital (****)	15.57% per year	167	136
Working capital	106.69% of CDI	1,131	1,006
Working capital	TR + 9.98 % per year	126	21
Finance lease (note 23)		220	229
Swap contracts (note 17.7)	101.93% of CDI	2	-
Borrowing cost		(7)	(6)
		1,758	1,599
Foreign currency
Working capital	USD + 2.14% per year	1,756	669
Swap contracts (note 17.7)	103.87% of CDI	(247)	(30)
		1,509	639
Total noncurrent		4,164	3,134
Total loans and borrowings		7,978	9,728

 (*) TJLP: Long-term interest rate

(**) CDI: Certificate of Interbank Deposit

(***) TR: Referential rate

(****) These balances include the amount of R$2,475 (R$2,875 as of December 31, 2014) of direct consumer credit (CDCI).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - Continued

17.2.     Changes in borrowings

At December 31, 2013	9,495
Additions	6,780
Accrued interest	928
Swap contracts	(17)
Mark-to-market	(3)
Monetary and exchange rate changes	55
Borrowing cost	9
Interest paid	(1,069)
Principal paid	(6,500)
Swap paid	50
At December 31, 2014	9,728
Additions - working capital	6,389
Additions - finance lease	35
Accrued interest	927
Swap contracts	(534)
Mark-to-market	(5)
Monetary and exchange rate changes	734
Borrowing cost	5
Interest paid	(947)
Principal paid	(8,255)
Swap paid	(99)
At December 31, 2015	7,978

17.3.     Maturity schedule of borrowings and financing recorded in noncurrent liabilities

2017	2,444
2018	957
2019	523
After 2019	250
Subtotal	4,174

Borrowing costs	(10)
Total	4,164

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures

				Date
	Type	Issue Amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	2015	2014
Parent Company
10th Issue – 1st series – CBD	No preference	800,000	-	12/29/11	6/29/15	108.5% of CDI	-	-	801
11th Issue – CBD	No preference	1,200,000	-	5/2/12	11/2/15	CDI + 1%	-	-	1,223
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	939	930

Subsidiaries
3rd Issue - 1st Series – Via Varejo	No preference	400,000	-	1/30/12	7/30/15	CDI + 1%	-	-	420
1st Issue - 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	200

Borrowing cost								(4)	(6)
Total								935	3,568
Current liabilities								38	2,672
Noncurrent liabilities								897	896

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures – Continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, extend its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity with annual remuneration (10th issue of CBD), (ii) payment only at maturity with semiannual remuneration (11th issue of GPA and 3rd issue of Via Varejo) and (iii) annual installments payments as of the 4th anniversary of the issue (12th issue of CBD) and semiannual payments.

The 11th and 12th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue.

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. As of December 31, 2015, GPA complied with these ratios.

In 2015 there were debentures settlement of R$ 2,620 (R$1,010 in 2014).

17.5.     Borrowings in foreign currencies

As of December 31, 2015 GPA had borrowings in foreign currencies (US dollar and euro) to strengthen its working capital, maintain its cash strategy, extend its debt profile and make investments, the last due date being in October 2018.

GPA is required to maintain certain debt financial covenants. These ratios are calculated based on the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade receivables) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. As of December 31, 2015, GPA complied with these ratios.

17.6.     Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

17.7.     Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars with fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include the totality of the debts, with the objective to protect the interest and principal, additionally, these contracts are signed with the same due dates and with same counterparty. The weighted average annual rate of CDI in 2015 was 13.24% (10.81% in 2014 and 8.06% in 2013).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.8.   Credit facilities

The Company entered into credit facility agreements in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

18.    Financial instruments

The Company uses derivative financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The financial instruments and their carrying amounts in the consolidated financial statements, by category, are as follows:

	Carrying amount
	2015	2014
		Restated
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	11,015	11,149
Trade receivables and other receivables	4,308	4,175
Related parties - assets (*)	309	313
Total of financial assets	15,632	15,637

Financial liabilities:
Other financial liabilities (amortized cost)
Related parties -liabilities (*)	(563)	(261)
Trade payables	(15,508)	(13,393)
Financing for purchase of assets	(118)	(107)
Acquisition of noncontrolling interest	(104)	(130)

Borrowings and financing	(5,157)	(8,809)
Structured payable program	(1,055)	-
Fair value through profit or loss	-
Borrowings and financing, including derivatives	(2,821)	(919)
Total of financial liabilities	(25,326)	(23,619)

(*)Transactions with related parties refer mainly to transactions between the Company and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, which the related fair values differ from the carrying amounts are disclosed in note 18.3.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.       Considerations on risk factors that may affect the business of the Company:

(i)      Credit risk

•      Cash and cash equivalents: in order to minimize the credit risk of these investments, the Company adopts the policy of investing with financial institutions approved by the Company’s Cash Flow Committee, taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

•      Accounts receivable: the credit risk related to accounts receivable is minimized by the fact that a large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen its working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly for receivables in installments, the Company monitors the risk for the credit granting and through the constant analysis of the provision for losses.

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions according to policies approved by governance boards.

•      Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the Company has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•      There are no amounts receivable that are individually, higher than 5% of accounts receivable or revenues, respectively.

(ii)     Interest rate risk

The Company enters into borrowings and other financing arrangements with major financial institutions for its cash requirements for investment and growth. As a result, it is exposed mainly to the risk of fluctuations in the relevant interest rates, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. It contracts derivative financial instruments, including swaps, with a view to mitigating the exchange rate risk exposure, generally converting the cost of debt into domestic currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company – Continued

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2015.

	2015	2014
Cash and cash equivalents	11,015	11,149

Structured payable program (**)	(1,055)	-
Borrowings and financing	(7,978)	(9,728)
Other liabilities with related parties (note 12.2) (*)	(364)	(12)

(*) Represents borrowing of subsidiary CDiscount from Casino Finance International S.A. (“Polca”).

(**) Structured payable program refers to financial liabilities with suppliers which due dates were extended during 2015. Due to characteristics of commercial negotiations between suppliers and Via Varejo, these financial liabilities were included in programs with banks, using credit lines of this subsidiary with financial institutions with an implicit financial cost of 108.4% of CDI. The Company understands that this transaction has specific nature and classifies it separately from the caption Trade payables.

(v)     Liquidity risk management

The Company manages liquidity risk through the daily monitoring and projection of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2015.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	4,395	3,512	128	8,035
Debentures	132	1,151	-	1,283
Derivatives	(148)	(109)	2	(255)
Finance lease	73	234	195	502
Trade payables	15,508	-	-	15,508
Structured payable program	1,055	-	-	1,055
Total	21,015	4,788	325	26,128

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company – Continued

(vi)    Derivative financial instruments

Certain swap transactions are classified as fair value hedges, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

As of December 31, 2015 the notional value of these contracts was R$2,760 (R$842 as of December 31, 2014). These transactions are usually contracted, observing the limits set by Management,  with the same terms of amounts, maturities and fees as the underlying debt instrument, and contracted  with the same financial institution.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” transactions to hedge against debts.

The Company calculates the effectiveness of hedge accounting transactions on inception date and on continuing basis. Hedge transactions contracted were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to IAS 39, the debt, which is the hedged item, is also adjusted to fair value.

		Notional value		Fair value
		2015	2014	2015	2014
Fair value hedge
Hedged item (debt)		2,760	842	3,512	959

Long position (buy)
Prefixed rate	TR+9.98% per year	131	151	131	234
US$ + fixed	1.90% per year	2,629	691	3,427	732
		2,760	842	3,558	966
Short position (sell)
	102.38% per year	(2,760)	(842)	(2,838)	(928)
Net hedge position		-	-	720	38

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company – Continued

(vi)    Derivative financial instruments - Continued

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2015 are recorded in financial income (expenses), net and the balance receivable at fair value is R$720 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income (financial expenses, net) for the year ended December 31, 2015 were a gain of R$584 (R$20 as of December 31, 2014).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained by applying market exchange rates effective on the date the financial statements are prepared and rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line method - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential method - 252 business days was adopted.

18.2.   Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect,  a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, the weighed exchange rate defined was R$4.41 on the due date, and the weighted interest rate was 15.12% per year.

The Company disclosed the net exposure of the financial instruments including derivatives and others in the sensitivity analysis table below, for each of the scenarios mentioned:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.   Sensitivity analysis of financial instruments - Continued

(i)      Other financial instruments

			Projection
Transactions	Risk (CDI decrease)	Balance at 12.31.2015	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.43% of CDI	(132)	(163)	(158)	(152)
Fair value hedge (exchange rate)	101.91% of CDI	(2,706)	(3,267)	(3,176)	(3,085)
Debentures	107% of CDI	(939)	(1,091)	(1,053)	(1,015)
Borrowings and financings – CBD	106.42% of CDI	(1,091)	(1,250)	(1,211)	(1,171)
Leases	100.19% of CDI	(89)	(102)	(99)	(96)
Leases	95.31% of CDI	(29)	(33)	(32)	(31)
Borrowings and financings - Via Varejo	CDI - 0.71%	(95)	(108)	(105)	(102)
Borrowings and financings - Barcelona	108% of CDI	(151)	(176)	(170)	(164)
Total borrowings and financing exposure		(5,232)	(6,190)	(6,004)	(5,816)

Cash and cash equivalents (*)	100.50% of CDI	10,446	12,051	11,647	11,248
Net exposure		5,214	5,861	5,643	5,432
Net effect - gain			647	429	218
(*) weighted average

The Company has a net exposure of USD 36 million (between trade payables and financial investments abroad). The application of the sensitivity tests on the same basis for the ones above, would result in losses of R$16, R$55 and R$94 in scenarios I, II and III.

In addition, the Company has a borrowing of R$364 with Polca (a Casino subsidiary), denominated in euros, and with financial charges based on the EONIA rate + 0.5% per year. Considering that the portion of the interest rate that is post-fixed is not relevant, the Company is not exposed to significant variation of this interest rate and, accordingly, no sensitivity analysis is required.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.   Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts in accordance with IFRS13, which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 12.31.2015	Fair value at 12.31.2015	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	722	722	Level 2
Interest rate swaps	(2)	(2)	Level 2
Borrowings and financing (fair value)	(3,541)	(3,541)	Level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(5,157)	(5,396)	Level 2
Total	(7,978)	(8,217)

There were no changes between the fair value measurement levels in the year ended December 31, 2015.

•     Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	2015	2014	2015	2014

Exchange swaps
registered with CETIP	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	110	16	113	11
(US$ x CDI)	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	77	14	82	11
	Citibank	US$ 16	10/14/2014	10/14/2015	-	3	-	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	70	8	69	4
	Citibank	US$ 85	11/21/2014	11/21/2016	109	3	112	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	-	1	-	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	94	-	98	-
	Citibank	US$ 5	1/28/2015	1/28/2016	6	-	7	-
	HSBC	US$ 100	2/25/2015	11/25/2016	100	-	102	-
	Bradesco	US$ 100	4/27/2015	4/24/2016	66	-	76	-
	Citibank	US$ 50	4/10/2015	4/10/2017	38	-	37	-
	Citibank	US$ 30	4/14/2015	4/17/2017	22	-	22	-
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	26	-	26	-
	Bank of America	US$ 40	9/14/2015	9/14/2017	(1)	-	-	-
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(7)	-	(4)	-
	Agricole	EUR 50	10/7/2015	10/8/2018	(13)	-	(18)	-
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(3)	-	(1)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	-	13	-	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	-	1
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	(1)	-	(1)	-
					693	59	720	38

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.    Taxes and contributions payable and taxes payable in installments

19.1.   Taxes and contributions payable and taxes payable in installments

	2015	2014

PIS and COFINS	396	360
Provision for income tax and social contribution	52	161
ICMS	154	153
Others	148	118
	750	792

Taxes payable in installments - Law 11,941/09 (i)	644	680
Others(ii)	8	12
	652	692

Current	830	867
Noncurrent	572	617

(i)    Federal tax installment payment, Law 11,941/09 – Law 11,941, enacted on May 27, 2009, established a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. In 2014, as permitted by law 12,996/14, Management decided to advance the payment of R$366 related to taxes in installments using the deferred income tax on tax losses of R$256 recorded in subsidiaries and making the payment of R$97.

(ii)   Others – the Company filed a request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities:

In
2017	79
2018	76
2019	76
After 2019	341
Total	572

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.   Income and social contribution tax expense reconciliation

	2015	2014	2013
		Restated	Restated

Profit before income tax and social contribution	70	2,320	1,740
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries (*)	(34)	(689)	(521)
Provision for non-realization of deferred income tax	(197)	(60)	(5)
Tax penalties	(11)	(2)	(5)
Share of profit of subsidiaries and associates	34	32	14
Reversal of deferred income tax and social contribution and other tax credits (**)	(104)	-	124
Effect of tax rates in foreign entities	18	-	-
Other permanent differences (nondeductible)	(52)	(17)	33
Effective income tax and social contribution	(346)	(736)	(360)

Income tax and social contribution for the year:
Current	(211)	(514)	(269)
Deferred	(135)	(222)	(91)
Income tax and social contribution expense	(346)	(736)	(360)
Effective rate	-494.28%	31.72%	20.69%

(*) Based on a final and unappealable court decision in the past, CBD does not pay social contribution (9%).

(**) Refers mainly to deferred taxes on Bartira call option, which occurred with the option exercise in October 2013, since such option is no longer a financial instrument, after the acquisition of Bartira. In 2015 refers to write-off deferred income tax asset of CNova Brasil and CNova.

20.2.    Breakdown of deferred income tax and social contribution

	2015	2014

		Restated

Tax losses	232	354
Provision for risks	344	346
Provision for temporary differences write-off	(59)	-
Derivative transactions taxed on a cash basis	(100)	(10)
Estimated loss on doubtful accounts	106	94
Provision for current expenses	68	63
Goodwill tax amortization	(595)	(469)
Present value adjustment	(12)	(6)
Lease adjustment	(48)	(95)
Mark-to-market adjustment	(2)	(2)
Fair value of assets acquired in business combination	(790)	(790)
Technological innovation – future realization	(18)	(21)
Depreciation of fixed assets as per tax rates	(20)	(124)
Provision of Morzan arbitration	50	-
Others	66	18
Deferred income tax and social contribution	(778)	(642)

Noncurrent assets	406	491
Noncurrent liabilities	(1,184)	(1,133)
Deferred income tax and social contribution	(778)	(642)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.   Breakdown of deferred income tax and social contribution – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company’s management estimates to recover these deferred tax assets as follows:

Year	Amount
2016	205
2017	92
2018	99
2019	10

406

20.3.   Changes in deferred income tax and social contribution

	2015	2014
		Restated
At the beginning of the year	(642)	(110)
Expense for the year	(135)	(222)
Morzan arbitration (note 1.1)	50	-
Corporate restructuring (*)	(46)	41
Exchange rate changes	29	4
Payment of installments and other tax obligations (note 22)	-	(379)
Others	(34)	24
At the end of the year	(778)	(642)

(*) In 2014 refers to e-commerce transaction (note 1.3 ii). In 2015 refers to Cnova NV IPO costs (note 25.9 (iii)).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

21.    Acquisition of noncontrolling interests

	2015	2014

Acquisition of interest in Assaí (a)	7	6
Acquisition of interest in Sendas (b)	69	124
Acquisition of interest in CD Colombia (c)	28	-
	104	130

Current liabilities	76	73
Noncurrent liabilities	28	57

a)     Refers to accounts payable due to the acquisition of noncontrolling interest in Assaí, the subsidiary that develops the “cash and carry” business for the Group.

b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time for the total amount of R$377. As of December 31, 2015 one annual installment was remaining, recorded at present value, estimated to be adjusted by the IPCA (Amplified Consumer Price Index).  The final payment will occur in July 2016.

c)     Refers to put and call options between subsidiary Cnova and non-controlling shareholders that own 29% of e-commerce operation in Colombia. There are calculation rules for option price that points to the higher of market quotations, multiples and discounted cash flows. The vesting is on November 1, 2017. Since this is a transaction with non-controlling shareholders it was classified as shareholders´ equity.

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2013	272	403	297	154	21	1,147

Additions	53	173	297	170	25	718
Payments	-	(4)	(64)	(43)	(5)	(116)
Reversals	(47)	(2)	(66)	(127)	(14)	(256)
Inflation adjustment	12	16	57	43	5	133
Transfers	-	-	-	1	1	2
Payment under amnesty program	(211)	(85)	-	-	-	(296)
Corporate restructuring (note 1.3 ii)	-	8	-	3	-	11
Exchange rate changes	-	1	-	-	-	1
Balance at December 31, 2014	79	510	521	201	33	1,344

Additions	25	23	371	312	37	768
Payments	-	(10)	(187)	(139)	(15)	(351)
Reversals	(8)	(138)	(179)	(191)	(29)	(545)
Inflation adjustment	7	33	68	52	8	168
Transfers	-	(9)	2	7	-	-
Exchange rate changes	-	5	1	6	-	12
Balance at December 31, 2015	103	414	597	248	34	1,396

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.1. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.1.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as of December 31, 2015 is R$103 (R$79 as of December 31, 2014).

22.1.2.     Tax and other

The Company have other tax claims, which after analysis by their legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as of December 31, 2015 is R$121 (R$108 as of December 31, 2014).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$128 as of December 31, 2015 (R$147 as of December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

22.1.3.      Social Security - Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2015 is R$62 (R$48 as of December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.1.      Tax - Continued

22.1.4.      Other contingent tax liabilities - Cdiscount

Provisions for contingent tax liabilities of foreign e-commerce companies were recognized. As of December 31, 2015 the contingent tax liabilities amount to R$13 (R$20 as of December 31, 2014).

22.1.5.      Other contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by IFRS 3. As of December 31, 2015, the recorded amount related to contingent tax liabilities is R$84 (R$87 as of December 31, 2014).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.1.6.      Other contingent tax liabilities - Bartira

In line with the business combination of Bartira in 2013, contingent tax liabilities were recorded. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, of which R$100 are related to risks that expired in the first half year of 2015, being this amount written off and recognize in “Other income (expenses)” in the statement of income (net of R$23, which was recorded at income tax expenses).

As of December 31, 2015 the total contingent liabilities related to Bartira PPA amounts to R$18, of which R$6 of tax contingencies and R$12 of labor contingencies, (R$118 as of December 31, 2014).

22.1.7.      Other contingent tax liabilities - REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

22.2.      Labor

The Company are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. As of December 31, 2015, the Company recorded a provision amount of R$597 (R$521 as of December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are monetarily indexed according to a table made available by TST (“the Brazilian Supreme Labor Court”), plus monthly interest of 1%.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.      Civil and regulatory

The Company are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when considers the loss as probable.

Among these lawsuits, we point out the following:

•      The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when it is probable that the rent amount will be changed by the entity. As of December 31, 2015, the amount accrued for these lawsuits is R$45 (R$55 as of December 31, 2014), for which there are no judicial deposits.

•      The Company  has filed legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (“Procon”), National Institute of Metrology, Standardization and Industrial Quality (“Inmetro”) and Municipalities. The Company supported by its legal counsel, assesses these claims, recording a provision according to probable cash disbursements and estimate of loss. As of December 31, 2015 the amount of this provision is R$ 34 (R$35 as of December 31,2014)

•      Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from Procon) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$64 as of December 31, 2015 (R$86 as of December 31, 2014).

Total civil and regulatory lawsuits as of December 31, 2015 amount to R$282 (R$234 as of December 31, 2014).

22.4.      Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible (not probable) loss, and which therefore have not been accrued, amounting to R$12,717 as of December 31, 2015 (R$8,552 as of December 31, 2014), related mainly to:

•      INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$410 as of December 31, 2015 (R$318 as of December 31, 2014). The lawsuits are under administrative and court discussions.

•      IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$2,056 as of December 31, 2015 (R$1,368 as of December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.4.      Other non-accrued contingent liabilities – Continued

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders in relation to years 2007-2013. The amount involved (and included in the paragraph above) is R$1,046 as of December 31, 2015 (R$692 as of December 31, 2014), partly classified as possible loss and partly classified as remote loss.

Goodwill Mandala: tax assessment in relation to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio occurred in the year of 2009. The restated amount of the assessment notice correspond to R$72 of income tax and social contribution.

•      COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,270 as of December 31, 2015 (R$921 as of December 31, 2014).

•      ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$6,765 as of December 31, 2015 (R$5,087 as of December 31, 2014), which await a final decision at the administrative and court levels.

•      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$387 as of December 31, 2015 (R$353 as of December 31, 2014), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$829 as of December 31, 2015 (R$505 as of December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$100 (R$122 as of December 31,2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.4.      Other non-accrued contingent liabilities – Continued

Our subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review (note 1.5), and Cnova may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters). The Company and its subsidiary Cnova are unable at this time to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its subsidiary Cnova and its advisors retained by the Cnova’s board of directors.

22.5.        Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in its assets.

	2015	2014

Tax	210	163
Labor	711	618
Civil and other	44	44
Regulatory	34	32
Total	999	857

22.6.        Guarantees given to support lawsuit discussions

Lawsuits	Real estate	Equipment	Letter of guarantee	Total

Tax	855	-	7,524	8,379
Labor	6	3	40	49
Civil and other	-	-	302	302
Regulatory	10	-	7	17
Total	871	3	7,873	8,747

The cost of guarantees is approximately 0.98% per year of the involved amount of the lawsuits and is recorded as expense by the passage of time

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions

23.1.     Operating lease

(i)     Non-cancelable minimum payments

	2015	2014

Up to 1 year	51	18
1 to 5 years	203	69
Over 5 years	345	49
	599	136

Refer to non-cancellable lease agreements through the due dates. The operating lease agreements vary from 3 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)    Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the lease agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	2015	2014
Minimum rental payments
Minimum payments on the termination date	746	769
Total	746	769

(iii)    Lease payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

Expenses (income) for the year:	2015	2014
Contingent payments	608	628
Noncontingent payments	997	916
Subleases (*)	(215)	(168)

(*) Refers mainly to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.   Finance lease

Finance lease agreements amounted to R$264 as of December 31, 2015 (R$263 as of December 31, 2014), as shown in the table below:

	2015	2014
Financial lease liability –minimum rental payments:
Up to 1 year	44	34
1 - 5 years	157	133
Over 5 years	63	96
Present value of finance lease agreements	264	263

Future financing charges	238	60
Gross amount of finance lease agreements	502	323

24.    Deferred revenue

The Company received advance amounts from business partners for exclusivity arrangements in the intermediation of sales of additional or extended warranty contracts, certain financial and insurance services, other services in addition advances related to the rental of backlights for exhibition of products from its suppliers.

	2015	2014
		Restated

Additional or extended warranties (note 24.1)	777	859
Bradesco agreement (note 24.2)	699	25
Barter agreement	65	70
Investments in media	-	48
Service agreement - Allpark	16
Backlights	36	28

Others	50	16
	1,643	1,046

Current	420	212
Noncurrent	1,223	834

24.1.   Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, the subsidiary Via Varejo entered into new agreements with Zurich for the sale of extended warranty at Casas Bahia and Ponto Frio stores. The agreement is effective for eight years. On October 1, 2014, the Company was compliant with the conditional clauses contained in the agreements.

The subsidiary Via Varejo received R$850 as advance for sale of warranty, of which R$150 was received in September 2014 and R$700 in October 2014.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

24.    Deferred revenue - Continued

24.1.   Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”) - Continued

Also in September 2014, the former provider of the warranty at the Casas Bahia and Ponto Frio stores was notified of the early  termination of the agreements, and the subsidiary Via Varejo agreed to pay R$584 as a result of the (i) repurchase of the right granted to the former provider to operate its customer base over the agreement term, properly recognized as intangible assets (R$187); and (ii) return of the advances made upon the contract execution due to its early termination (R$397). The amounts were settled on October 1, 2014.

24.2.   Agreement entered into with Banco Bradesco S.A.

On December 4, 2015, Via Varejo signed a financial services agreement with Banco Bradesco S.A and Banco Bradescard S.A (jointly, “Bradesco”) effective until August 28, 2029. The agreement amends and includes clauses in the former signed agreement on November 10, 2006 between the parties, at that time Casa Bahia Comercial and Bradesco.. The agreement establishes (i) conditions on co-branded credit cards offering and other related financial services related to “Casas Bahia” tradename; and (ii) general rules applicable to financial services, bank agency, and direct credit to consumer. The total amount of R$ 704 corresponding to the transaction is divided into advanced commission in the amount of R$550 and additional remuneration as object of the contract of R$154.

The amount received of R$550 will be recognized when the contractual performance conditions are fulfilled and must be settled in the next 9 years, while the additional remuneration of R$154 as determined by the agreement, being R$74 until 2020 and R$80 until 2021.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

25.1.   Capital stock

The subscribed and paid-up capital as of December 31, 2015 is represented by 265,702 (265,283 as of December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as of December 31, 2015 (99,680 as of December 31, 2014) and 166,022 in thousands of preferred shares as of December 31, 2015 (165,603 as of December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

During the year ended December 31, 2015, were approved a capital increase of R$14 through the issuance of 418 (in thousands of shares) preferred shares.

During the year ended December 31, 2014, were approved a capital increase of R$28 through the issuance of 830 (in thousands of shares) preferred shares.

During the year ended December 31, 2013, were approved a capital increase of R$16 through the issuance of 743 (in thousands of shares) preferred shares and R$38 by capitalizing the special goodwill reserve, of which R$ 8 without issuing new shares and R$30 by capitalizing the special goodwill reserve with related to 300 preferred shares.

25.2.   Share rights

Differently from the common share, the preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0.08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

25.3.   Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under IFRS 2 – Share-based payment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.4.   Earnings reserves

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

25.5.   Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuance of the Stock Option Plan "Ações com Açúcar" ("Former Stock Option Plan"), approved at the Extraordinary General Meeting held on December 20, 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Share-Based Payment Plan and its standard grant agreement ("Share-Based Payment Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans").

The following describes our share-based payment plan that was in effect in the last fiscal year ended December 31, 2014 and the two plans of the current fiscal year:

Former Option Plan

Our Former Option Plan is managed by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included periodically with stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual cycles of grant of options. Each grant cycle received a serial number beginning with the letter A. In the fiscal year ended December 31, 2015, options granted of Series A6 to A7 under the Former Option Plan were in force.

Options were classified as follows: “Silver” and “Gold”, what means that they could have different exercise prices.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0.01. In both cases, the prices will not be restated.

The Stock Option Committee approved in 2013 new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). For the series after A6, inclusive, the committee decided that the reducer or accelerator index of number of options classified as “GOLD” would be calculated according Return on Capital Employed (ROCE) of CBD.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares - Continued

Former Option Plan - Continued

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

As a general rule of the Former Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was classified as “Silver”. The option exercise classified as “Gold” will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month as of the signature date of related adhesion agreement, according to the aforementioned criteria.

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

Share-Based Payment Plan

The Share-Based Payment Plan will be administered by the Board of Directors, which established the Human Resources Committee and the Company's Compensation to advise it in the administration of the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Share-Based Payment Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31st, 2015, options granted B1, B2 Series of the Share-Based Payment Plan were in force.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period"), except as provided for in exceptions Share-Based Payment Plan

The participant may exercise their total purchase options or in part, in one or more times, since for each year submit the option exercise term during the Exercise Period.

The exercise price of each stock option granted under the Share-Based Payment Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares – Continued

The Company will promote the withholding of any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

The Participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

Option Plan

The Stock Option Plan will be administered by the Board of Directors, which established the Human Resources Committee and Compensation to advise it in the administration of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31st, 2015, was in force options granted C1 and C2 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the trading average of the Company's preferred shares issued carried out in recent twenty (20) the BM&FBOVESPA SA - Securities, Commodities and Futures prior to the date of convening of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Date of Grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the date of the Grant, and ends on the last day of the 42 (forty-second) month as of the Date of Grant ("Exercise Period").

The Participant may exercise their total purchase options or in part, in one or more times, since for each year submit the Option Exercise Agreement during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares - Continued

Option Plan – Continued

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(488)	(36)	2
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(35)	151
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(172)	(35)	151
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

According to the attributions provided for in the Former Stock Option Plan rules, the Management Committee of the Plan at April 30, 2014, approved that there will be no reduction and/or acceleration referring to Series A5.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares - Continued

Consolidated information on share-based payment plans – GPA – new series B2 and C2

The Company implemented two new share- based plans approved by the shareholders meeting on April 24, 2015.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 674 thousand options of shares.

As of December 31, 2015 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$41.86 per share.

The table below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of all options granted:

	12.31.2015	12.31.2014

Number of shares	265,702	265,283
Balance of granted series in effect	1,267	1,128
Maximum percentage of dilution	0.48%	0.43%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the risk-free weighted average interest rate of 11.70%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) interest rate of 12.72%.

The expectation of remaining average life of the series outstanding at December 31, 2015 was 1.75 year (1.52 year at December 31, 2014). The weighted average fair value of options granted as of December 31, 2015 was R$67.35 (R$69.71 as of December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25. Shareholders’ equity – Continued

25.5.Stock option plan for preferred shares - Continued

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At December 31, 2015
Granted during the year	674	38.64
Canceled during the year	(117)	45.53
Exercised during the year	(418)	32.62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

As of December 31, 2015 there were options to be exercised in Series A6.

The amounts recorded in the consolidated statements of income for the year ended December 31, 2015 were R$11 (R$37 for the year ended  December 31, 2014 and R$43 for the year ended December 31, 2013).

25.6.   Accumulated other comprehensive income

Refers to: (i) Cumulative foreign currency translation reserve, corresponding to cumulative effect of exchange gains and losses of financial statements of subsidiaries, which the related functional currency differs of Brazilian reais; (ii) actuarial gain or loss of defined benefit pension plan as disclosed in note 31.1 and; (iii) other effects related to financial instruments adjustments.

25.7.   Effects on shareholders´ equity related to the arbitration decision

As mentioned in note 1.1, as per an ICC decision, the Company was convicted to indemnify Morzan the estimated amount of R$200 (deferred income tax effect of R$50), as a consequence of not complying the terms of Share Purchase Agreement (“SPA”), in connection with the acquisition of Globex, which provided the settlement of part of acquisition price in warrants (shares) with a guarantee over market price variation, which was determined in specific lock-up period.  The amount was recorded as a debit in the shareholders´ equity, since it relates to a settlement (which was made in cash) of an indirect repurchase of an equity instrument (warranty or guarantee of market price variation of the shares) granted to former controlling shareholders´ of Globex (Morzan) in connection with the SPA. In accordance with IAS 32, a reclassification of an equity instrument to liability should be accounted for based on its fair value and any difference to the amounts previously recorded in the financial statements, should be recorded in shareholders´ equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.8.   Payment of dividends

At the Annual and Extraordinary Shareholders’ Meeting (AGOE) held at April 24, 2015 the shareholders approved the proposal of the Board of Directors’ meeting held on March 20, 2015 which had proposed the dividends payment for the fiscal year ended December 31, 2014, in the amount of R$194, which corresponds to R$0.6890176962 per common share and R$0.7579194658 per preferred share. This amount was paid on June 24, 2015.

The Board of Directors’ meeting held at May 7, 2015 and July 28, 2015 approved the payment of advance dividends in the total amount of R$38 each, of which R$0.15 per preferred share and R$0.136365 per common share, the payments occurred on May 28, 2015 and August 8, 2015.

The Board of Directors’ meeting held at October 29, 2015 approved the payment of advance dividends in the total amount of R$39, of which R$0.15 per preferred share and R$0.136365 per common share, the payments occurred on November 11, 2015.

Management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$115 in 2015 (R$194 as of December 31, 2014). The Company’s bylaws establishes minimum dividend payment of 25% of the profit for the year. Management proposed complementary dividends in the amount of R$4.

	Dividends proposed
	2015	2014
		Restated

Net income for the year – Interest controlling entity	265	1,207
Legal reserve	(13)	(60)
Calculation basis of dividends	252	1,147
Mandatory minimum dividends – 25%	63	287

Proposed additional dividends	52	15
Payment of interim dividends	(115)	(108)
Dividends payable	-	194

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity – Continued

25.9.   Transactions with non-controlling shareholders

In 2015, the amount recorded directly in the statement of changes in shareholders’ equity related to non-controlling interests is as follows:

Description	Controlling shareholders	Non-controlling interests	Consolidated
Cnova´s management debt payment (note 12 (iv))	(36)	-	(36)
Income tax of Cnova N.V initial public offering transaction (*)	(17)	(29)	(46)
Others non-controlling transaction	(7)	(1)	(8)
	(60)	(30)	(90)

In 2014, the amounts recorded directly in the statement of changes in shareholders’ equity, in line item transactions with noncontrolling interest, refers to:

Description - Restated	Controlling shareholders	Non-controlling interests	Consolidated
Corporate restructuring of C-Asia (note 1.3 (v))	(15)	(21)	(36)
E-commerce segment corporate restructuring (note 1.3 (ii))	(7)	46	39
E-commerce restatement effect (**)	44	(44)	-
Others non-controlling transaction	(6)	(2)	(8)
	16	(21)	(5)

In 2013, the changes in equity related to the portion of noncontrolling shareholders refers to amounts related to transactions with noncontrolling shareholders which represented an increase their interest in equity of controlled entity. The main transactions were as follow: (i) Secondary shares offering of Via Varejo; and (ii) interest acquisition of Nova Pontocom (note 1.3 (i)).

Description – Restated	Controlling shareholders	Non-controlling interests	Consolidated

Public shares offering Via Varejo (***)
Cash obtained	897	-	897
Investment costs and transactions costs	(563)	474	(89)
Deferred tax on capital gain	(135)	-	(135)
Equity net effects	199	474	673

Interest acquisition Nova Pontocom (note 1.3. (i))	(73)	24	(50)
E-commerce restatement effect (**)	(5)	5	-
Total	121	503	624

(*) Write-off of 2014 losses originated from IPO costs that were recorded through Shareholders’ equity;

(**) It refers to reallocation between controlling shareholders’ equity and non-controlling interests as a result of the effects of the adjustments mentioned in Note 1.5;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity – Continued

25.9.Transactions with non-controlling shareholders – Continued

(***) At December 27, 2013, the subsidiary Via Varejo concluded its Secondary Public Offering of Share Certificates or Units (each Unit is comprised of one common share and two preferred shares). Considering the overallotment, a total amount of one hundred, twenty-three million, six hundred, ninety-six thousand, nine hundred, eighty-four (123,697,984) Units were offered, totaling R$2,845.

CBD sold a total amount of thirty-eight million, nine hundred, ninety-one thousand, four hundred, forty-one (38,991,441) Units for R$897, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds received, net of transaction costs, were recorded in equity, as this is a transaction with non-controlling shareholders and the Company kept the control over Via Varejo. The effect of income tax on capital gain and transaction costs was also recorded in the equity. The equity effect deriving from this transaction in the controlling shareholders’ equity was R$199.

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

25.10.         Subsidiaries stock option plans

(i)     Plans - Cdiscount

Deferred stock - Plan of 1,319,999 shares of Cnova N.V. granted on November 19, 2014, which right of the beneficiaries was fully vested at the grant date, however, awards it will be delivered with no cost after 4 years. The expense for this plan amounting to R$19 was recognized immediately in the statement income.

Stock Appreciation Right Awards – Plan of 4,746,907 shares granted on November 19, 2014, which vesting will happen in 4 years  according to the service of the employee in the Company. The exercise price will be settled for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the IPO price over (b) 120% of the IPO price.

(ii)    Plans – Via Varejo

Via Varejo has two programs purchase still existing stock options. The awarded program in 2014 includes (i) A1 and A2 series with an exercise price of R$19.98 and (ii) B1 and B2 series with an exercise price of R$0.01 . For the granted program in 2015, included plans are (i) A3 series with an exercise price of R$15.00 and (ii) B3 series with an exercise price of R$0.01. Both programs have vesting period of 36 months. The cumulative expense for the year ended December 31, 2015 relating to the plans was R$9 (R$4 on December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.    Net operating revenue

	2015	2014	2013
		Restated	Restated
Gross sales
Merchandise	74,454	71,488	63,927
Services rendered	3,011	1,737	1,306
Financial services	1,398	1,419	1,212
Sales returns and cancellations	(1,809)	(1,976)	(1,884)
	77,054	72,668	64,561
Taxes on sales	(7,834)	(7,261)	(6,690)

Net operating revenue	69,220	65,407	57,871

27.    Expenses by nature

	2015	2014	2013
		Restated	Restated

Cost of inventories	(50,245)	(45,963)	(40,873)
Personnel expenses	(7,340)	(7,207)	(6,240)
Outsourced services	(2,218)	(2,122)	(1,957)
Functional expenses	(2,950)	(2,480)	(2,297)
Selling expenses	(2,630)	(2,136)	(1,465)
Other expenses	(581)	(521)	(696)
	(65,964)	(60,429)	(53,527)

Cost of sales	(52,934)	(48,610)	(42,779)
Selling expenses	(11,313)	(10,333)	(9,259)
General and administrative expenses	(1,717)	(1,486)	(1,489)
	(65,964)	(60,429)	(53,527)

28.    Other operating expenses, net

	2015	2014	2013

Provision for tax risks (a)	-	(151)	(392)
Effects on Indemnified amounts to Via Varejo and CB and association costs (b)	(70)	(101)	(147)
Expenses of Cnova's (c)	(44)	(39)	-
Tax installments and other tax risks	(51)	23	-
Bartira PPA (e)	77	-	71
Integration/restructuring expenses (d)	(429)	(114)	(105)
Loss (gain) on disposal of fixed assets (f)	(148)	(58)	(45)
Others	(19)	(1)	(55)
	(684)	(441)	(673)

a)     In 2014, due to the decision of the Supreme Court on the subject of Basic Basket ICMS, the Company's management, based on legal opinion of its outside counsel, considered it appropriate to make provision about the matter, as per note 22. In 2013, expenses are related to (i) provision for risk on Finsocial, PIS and COFINS, whose Management evaluation of management, supported by legal counsel, has become probable loss due to certain events occurred during the year; and (ii) revision and complementary provision of labor risks and related restricted deposit.

b)     Expenses mainly related to labor contingencies incurred related to contingencies amounts referring to prior periods of the association with CB.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

28.    Other operating expenses, net – Continued

c)     In 2014, refers to expenditures incurred related to efforts for the IPO process of the subsidiary Cnova N.V., considered as non-attributable to the transactions cost of this operation. In 2015, refers to the investigation costs, as described in note 1.4;

d)     Related to severance costs to Group´s executives and employees, which lay off was informed or done during 2014 and 2015, and represent an important change in the departments’ structure.

e)     Bartira PPA contingencies that expired in the year, as per note 22.3.6.

f)       On December 30, 2014, the subsidiary Via Varejo sold all its shares in CBCC to Atento Brasil S.A. After the fulfillment of all conditions precedent contained in the share purchase agreement, Via Varejo received R$20 and obtained a gain of R$16, which was recognized in the statement of income for the year ended December 31, 2014. As a consequence, the balance sheet accounts of CBCC were deconsolidated from the consolidated balance sheet of subsidiary Via Varejo in the year ended December 31, 2014. In the consolidated statement of cash flows, CBCC’s changes occurred until the date of sale, were maintained in their respective line items. Remaining amounts in 2015, 2014 and 2013 are related to the writte-off of fixed assets as part of the Companies operation.

29.    Financial income (expenses), net

	2015	2014	2013
		Restated
Finance expenses:
Cost of debt	(1,133)	(687)	(600)
Cost of sales of receivables	(720)	(1,110)	(895)
Monetary loss	(325)	(237)	(238)
Other finance expenses	(251)	(161)	(103)
Total financial expenses	(2,429)	(2,195)	(1,836)

Financial income:
Income from cash and cash equivalents	363	417	375
Monetary gain	397	249	256
Other financial income	16	23	12
Total financial income	776	689	643

Total	(1,653)	(1,506)	(1,193)

The hedge effects in the years ended December 31, 2015 and 2014 are disclosed in note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

30.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	2015			2014			2013
					Restated			Restated

	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	-	-	-	-	-	-	161	89	250
Net income allocated to common and preferred shareholders	171	94	265	779	428	1,207	509	281	790
	171	94	265	779	428	1,207	670	370	1,040

Basic denominator (thousands of shares)
Weighted average of shares	166	100	266	165	100	265	164	100	264

Basic earnings per thousands of shares (R$)	1.03282	0.93893		4.71968	4.29062		4.08038	3.70943

Diluted numerator
Net income allocated to common and preferred shareholders	171	94	265	779	428	1,207	670	370	1,040
	171	94	265	779	428	1,207	670	370	1,040

Diluted denominator
Weighted average of shares (in thousands)	166	100	266	165	100	265	164	100	264
Stock call option	-	-	-	-	-	-	1	-	1
Diluted weighted average of shares (in thousands)	166	100	266	165	100	265	165	100	265
Diluted earnings per thousands of shares (R$)	1.03040	0.93869		4.70705	4.29062		4.06520	3.70943

Stock options issued by the subsidiary Cnova were not considered in the diluted earnings per share because their effects are antidilutive due to the losses incurred by such subsidiary.

31.    Benefit plan

31.1.   Defined benefit pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	2.00%
Expected rate of future salary increase	1.80%
Retirement age	64

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

31.  Benefit plan – Continued

31.1.Defined benefit pension plan – Continued

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

At August 1, 2014	5
Cost for the period	-
Actuarial gain or loss	2
At December 31, 2014	7
Cost for the period	2
Actuarial gain or loss	2
At December 31, 2015	11

31.2.   Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the year ended December 31, 2015 is R$4 (R$3 as of December 31, 2014), and employees contribution is R$4 (R$7 as of December 31, 2014). The plan had 859 participants as of December 31, 2015 (921 as of December 31, 2014).

32.    Insurance coverage

The insurance coverage as of December 31, 2015 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Assigning profit	23,478
Profit	Loss of profits	8,636
Cars and others (*)	Damages	846

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$384.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

Management considers the following segments:

•      Food Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•      Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•      Cash & Carry – includes the banner “ASSAÍ”.

•      E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

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

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

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

Information on the Company’s segments as at December 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Description	Food Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
								Restated		Restated				Restated
Net operating revenue	26,744	26,415	10,453	8,326	19,268	22,674	12,827	8,057	69,292	65,472	(72)	(65)	69,220	65,407
Gross profit	7,508	7,549	1,537	1,208	6,172	7,355	1,069	697	16,286	16,809	-	(12)	16,286	16,797
Depreciation and amortization	(585)	(552)	(98)	(78)	(173)	(139)	(105)	(50)	(961)	(819)	-	-	(961)	(819)
Operating income	1,057	1,477	337	233	892	2,091	(675)	(83)	1,611	3,718	-	-	1,611	3,718
Share of profit of subsidiaries and associates	81	79	-	-	31	32	-	(3)	112	108	-	-	112	108
Finance costs	(1,047)	(886)	(105)	(71)	(963)	(1,035)	(340)	(250)	(2,455)	(2,242)	26	47	(2,429)	(2,195)
Finance income	337	335	28	20	335	356	102	25	802	736	(26)	(47)	776	689
Profit(loss) before income tax and social contribution	428	1,005	260	182	295	1,444	(913)	(311)	70	2,320	-	-	70	2,320
Income tax and social contribution	(98)	(253)	(89)	(62)	(64)	(475)	(95)	54	(346)	(736)	-	-	(346)	(736)
Net income (loss) for the year	330	752	171	120	232	969	(1,009)	(257)	(276)	1,584	-	-	(276)	1,584

Current assets	7,394	8,062	2,187	1,709	10,491	10,366	4,888	3,980	24,960	24,117	-	(96)	24,960	24,021
Noncurrent assets	13,934	13,691	1,868	1,492	5,806	5,283	1,045	1,463	22,653	21,929	(372)	(605)	22,281	21,324
Current liabilities	6,910	8,026	2,409	1,832	9,463	9,716	6,863	5,106	25,645	24,680	(372)	(699)	25,273	23,981
Noncurrent liabilities	5,766	5,314	372	235	2,350	1,571	128	52	8,616	7,172	-	(2)	8,616	7,170
Shareholders’ equity	8,652	8,413	1,274	1,134	4,484	4,362	(1,058)	285	13,352	14,194	-	-	13,352	14,194

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Description	Food Retail	Cash & Carry	Home appliances	E-commerce	Total	Eliminations(*)	Total
	2013	2013	2013	2013	2013	2013	2013
				Restated	Restated		Restated
Net operating revenue	25,538	6,273	21,746	4,314	57,871	-	57,871
Gross profit	7,107	914	6,690	381	15,092	-	15,092
Depreciation and amortization	(594)	(56)	(130)	(5)	(785)	-	(785)
Operating income	999	194	1,612	81	2,886		2,886
Share of profit of associates	33	-	14	-	47	-	47
Finance costs	(852)	(46)	(815)	(155)	(1,868)	32	(1,836)
Finance income	375	23	264	13	675	(32)	643
Profit before income tax and social contribution	555	171	1,075	(60)	1,740	-	1,740
Income tax and social contribution	(14)	(59)	(304)	16	(360)	-	(360)
Net income for the year	541	112	771	(44)	1,380	-	1,380

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

33. Segment information – Continued

	Brazil								International
Description	Food Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
								Restated		Restated		Restated				Restated
Net operating revenue	26,744	26,415	10,453	8,326	19,268	22,674	6,228	5,629	6,599	2,428	69,292	65,472	(72)	(65)	69,220	65,407

Current assets	7,394	8,062	2,187	1,709	10,491	10,366	2,292	1,630	2,596	2,350	24,960	24,117	-	(96)	24,960	24,021
Noncurrent assets	13,934	13,691	1,868	1,492	5,806	5,283	377	808	668	655	22,653	21,929	(372)	(605)	22,281	21,324
Current liabilities	6,910	8,026	2,409	1,832	9,463	9,716	3,523	2,608	3,340	2,498	25,645	24,680	(372)	(699)	25,273	23,981
Noncurrent liabilities	5,766	5,314	372	235	2,350	1,571	25	17	103	35	8,616	7,172	-	(2)	8,616	7,170
Shareholders' equity	8,652	8,413	1,274	1,134	4,484	4,362	(879)	(187)	(179)	472	13,352	14,194	-	-	13,352	14,194

* The eliminations consist of intercompany balance.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Company general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2015	2014
		Restated

Food	53.7%	53.1%
Nonfood	46.3%	46.9%
Total sales	100.0%	100.0%

Capital expenditures were as follows:

	2015	2014
		Restated

Food	1,383	1,110
Nonfood	602	761
Total capital expenditures	1,985	1,871

34.    Events after the  reporting period

34.1. Dividends of 2015

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved management proposal of dividends payment related to the year ended December 31, 2015 in the amount of R$ 119, including anticipated dividends already declared. The amount correspond to R$0.4227404801 for a common share and R$0.4650142281 for preferred share.

Except by anticipated dividends paid during 2015, Company paid in 60 days after April 27, 2016, AGOE’s base date, the amount of R$4 corresponding to remaining dividends of the year 2015. The amount correspond to R$0.013703 for a common share and R$0.015073 for a preferred share. All the shares shall be entitled to dividends on April 27, 2016. As of April 28, 2016 the shares were negotiated “ex-rights” to the dividends payment date, on June 23, 2016.

34.2. Corporate restructuring

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved the merger of Sendas Distribuidora net assets. The steps for the transactions were  preceded by : (i) Repurchase of Barcelona shares belonged to Novasoc (as per note 1.3.1); (ii) At the same date, the merger of Barcelona net assets by Sendas Distribuidora, being Barcelona, consequently extinct and (iii) Spin-off of a part of Sendas Distribuidora net assets, also approved at same date and same entity.

The restructuring goal is to improve corporate structure and will be settled with these entities balances on April 30, 2016 with no impacts in consolidated interim financial information of the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

34.  Events after report period - Continued

34.3. Promissory note issuance

The Board of Directors’ meeting held on December 17, 2015 approved the 1st issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 10 promissory notes, amounting R$50 each unit.

The Board of Directors’ meeting held on July 14, 2016 approved the 2nd issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 200 promissory notes, amounting R$2.5 each unit. The resources are used to strengthen Company’s working capital.

34.4. Association Via Varejo and Cnova Brazil

In August 2016, Via Varejo and Cnova entered into a reorganization agreement related to the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”).  Pursuant to the reorganization agreement, in exchange for all its ownership interest in Cnova Brazil, Cnova will receive approximately 97 million of its own common shares currently held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of US$5 million, subject to customary adjustment at closing as set forth in the reorganization agreement.  In addition, Cnova will receive the repayment of a shareholder loan granted by Cnova to Cnova Brazil, valued at US$156 million as of end of July 2016.

The Casino Group intends to launch a voluntary cash tender offer for any and all outstanding Cnova common shares at an offer price of US$5.50 per share, following and subject to the completion of the Reorganization, which is expected to occur during the fourth quarter of 2016.  Pursuant to a separate agreement, we have agreed not to tender our Cnova shares into Casino’s tender offer or otherwise transfer or dispose of our shares prior to the completion of the tender offer.

As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and will no longer be a shareholder of Cnova.  Cnova will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount.

According to the terms of CBD’s Policy for Related Party Transactions, our board of directors formed a special committee composed by the board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago (the “CBD Special Committee”) to issue a recommendation to our board of directors on the vote to be cast by CBD at Cnova’s shareholders’ meeting relating to the Reorganization, the decision on not selling Cnova shares in the tender offer and the terms and conditions of a new operational agreement between CBD and Via Varejo.

In August 2016, the CBD Special Committee, having received the commitment letter from Casino according to the terms described in the following paragraph, submitted its unanimous recommendation to our board of directors in favor of the vote for the approval of the Reorganization that we will cast at Cnova’s shareholders’ meeting, and CBD not selling its Cnova shares in the tender offer.

Cnova N.V.

Years ended December 31, 2015, 2014 and 2013

To the Board of Directors and Shareholders of Cnova N.V.

We have audited the accompanying consolidated balance sheets of Cnova N.V.  and subsidiaries (Cnova) as of December 31, 2013, 2014 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of Cnova's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cnova N.V. at December 31, 2013, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cnova’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated July 21, 2016 expressed a qualified opinion thereon.

Paris-La-Défense, July 21, 2016.

/S/ ERNST & YOUNG Audit

Cnova N.V.

Year ended December 31, 2015

To the Board of Directors and Shareholders of Cnova N.V.

We have audited Cnova N.V. and subsidiaries’ (Cnova’s) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Cnova’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Cnova’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s assessment. Management has identified material weaknesses in controls related to (i) Cnova Brazil Control Environment, (ii) Cnova NV Control Environment, Monitoring Activities and Financial Statement Close Process and (iii) Cnova Brazil Control Activities, Information and Communication in connection with Customers’ Claims and Reverse Logistics at Cnova Brazil, Accounts Payable, Capitalization and Amortization of Intangible Assets, IT General Controls (in terms of logical access and change management) and Deferred taxes.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Cnova N.V. and subsidiaries have not maintained effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cnova N.V. and subsidiaries as of December 31, 2015, 2014 and 2013 and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2015 consolidated financial statements including the restated 2014 and 2013 comparative periods, and this report does not affect our report dated July 21, 2016, which expressed an unqualified opinion on those financial statements.

Paris-La-Défense, July 21, 2016.

                                                                                                                                                                     /S/ ERNST & YOUNG Audit