Form 20-F
period 2016-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2017-05-10
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Avenida Brigadeiro Luiz Antonio, 3142
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
Casino Group

Casino, Guichard‑Perrachon S.A. and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye S.A. and Euris S.A.S. which are ultimately controlled by Mr. Jean‑Charles Naouri.

Cdiscount	Cdiscount S.A. and, where appropriate, its subsidiaries.
Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and, where appropriate, its subsidiaries.
Cnova Brazil

CNova Comércio Eletrônico S.A., which until October 31, 2016 was a wholly owned subsidiary of Cnova owning the Brazilian non‑food e-commerce businesses of CBD and Via Varejo. Following the completion of the corporate reorganization of Cnova (as detailed in “Item 4A. History and Development of the Company—Cnova Reorganization”) on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo.

Cnova

Cnova N.V. and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016. Since then, we have recorded Cnova’s results of operations as equity pick-up. For further information on the corporate reorganization of Cnova and its consequences on our consolidated financial statements, see Explanatory Note on page 2 and “Item 4A. History and Development of the Company—Cnova Reorganization.”

Euris	Euris S.A.S.
Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries.
Nova HoldCo

Nova Pontocom Comércio Eletrônico S.A., following the completion of the 2014 Reorganization, which was spun off to CBD, Via Varejo and minority holders in 2015 and subsequently liquidated (as detailed in “Item 4A. History and Development of the Company - E-Commerce Business Reorganization”).

Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the 2014 Reorganization.
Rallye	Rallye S.A. and, where appropriate, its subsidiaries.
Via Varejo

Via Varejo S.A. and, where appropriate, its subsidiaries. Via Varejo is one of our subsidiaries and as of and for the year ended December 31, 2016 we have reported its results of operations as discontinued operations. For further information on Via Varejo’s discontinued operations and its consequences on our consolidated financial statements, see Explanatory Note on page 2 and “Item 4A. History and Development of the Company—Cnova Reorganization.”

We have prepared our consolidated financial statements included in this annual report in conformity with accounting practices adopted by the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts in respect of December 31, 2016 was R$3.2591 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2016, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.  See “Item 3A.  Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

None of the information available on our website or on websites referred to in this annual report is incorporated by reference to this annual report.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D.  Risk Factors,” “Item 4B.  Business Overview” and “Item 5.  Operating and Financial Review and Prospects.”  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•         global economic conditions and their impact on consumer spending patterns, particularly in Brazil;

•         our ability to sustain or improve our performance;

•         competition in the Brazilian retail industry in the sectors in which we operate;

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

EXPLANATORY NOTE

Cnova Reorganization

In August 2016, Cnova, Cnova Brazil and Via Varejo entered into a reorganization agreement (the “Reorganization Agreement”) providing for the reorganization of Cnova Brazil within Via Varejo (the “Cnova Reorganization”).  In connection with the Cnova Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of US$5.50 per share, subject only to completion of the Cnova Reorganization.

The Cnova Reorganization was completed on October 31, 2016, and it was the first transaction of a series of two transactions conducted by Casino that together constituted a “going private” transaction of Cnova, as such term is used in Rule 13e-3 of the Exchange Act.

As a result of the Cnova Reorganization:

(i)                   Via Varejo became the sole shareholder of Cnova Brazil, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova;

(ii)                 Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount; and

(iii)                CBD was no longer a majority shareholder of Cnova.

Consequently, since October 31, 2016, CBD has not consolidated the results of operations of Cnova. Beginning November 1st, 2016, we have recorded Cnova’s results of operations related to the e-commerce activities outside of Brazil in our statement of operations as equity pick-up.

In December 2016, Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States (the “U.S. Offer”) and in France (the “French Offer,” and together with the U.S. Offer, the “Offers”).  The Offers were the second and final transaction of the “going private” transaction of Cnova.

As a result of the Offers, Casino and its controlled affiliates beneficially own, in the aggregate, 340,665,252 Cnova ordinary shares, representing approximately 98.9% of Cnova’s outstanding ordinary shares.

In accordance with IFRS 5, as a result of the Cnova Reorganization and the “going private” transaction of Cnova carried out by Casino, we presented the net results after taxes reported by Cnova until October 31, 2016, representing the companies that operate in the e-commerce segment outside of Brazil in one single line item in the statement of operations and the balances of assets and liabilities held for sale and discontinued operations.  For further information on the Cnova Reorganization and its effects on our consolidated financial statements, see note 35.1 to our consolidated financial statements as of and for the year ended December 31, 2016.

Discontinued Operations of Via Varejo

On November 23, 2016, our board of directors approved our plan to sell our shareholdings in Via Varejo, in line with our long-term strategy to focus on the food retail segment.

In accordance with IFRS 5, we concluded that in light of the efforts undertaken so far and our board of directors’ commitment to sell our shareholdings in Via Varejo, we believe that the sale is likely to take place. As a result, we report the net results of Via Varejo (including its subsidiary Cnova Brazil) as of and for the year ended December 31, 2016, after taxes, in one single line item in the statement of operations and the balances of assets and liabilities are presented as held for sale and discontinued operations.  For further information on our plan to sell our shareholdings in Via Varejo and its effects on our consolidated financial statements, see note 35.2 to our consolidated financial statements as of and for the year ended December 31, 2016.

Our consolidated financial statements as of and for the year ended December 31, 2015 and 2014 have been re-presented for comparative purposes to account for the aforementioned events.  The effect of assets and liabilities held for sale as of December 31, 2016, was R$20,303 million and R$15,632 million, respectively.  The effect of the results of discontinued operations for the years ended December 31, 2016, 2015 and 2014 was a loss of R$1,005 million, a loss of R$891 million and a gain of R$620 million, respectively.

In addition, for comparative purposes of the financial data presented in Item 3 of this annual report, we have re-presented the statement of operations and balance sheet data as of and for the years ended December 31, 2013 and 2012 to account for the discontinued operations.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

3A.               Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB. Our audited consolidated statements of operations for the years ended December 31, 2015 and 2014 have been re-presented for comparative purposes to account for the effects of the corporate reorganization involving Via Varejo and Cnova and the plan to sell our shareholdings in Via Varejo more fully described in the “Explanatory Note” on page 2 of this annual report and in note 35 to our audited consolidated financial statements.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2016, have been translated into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2016, of R$3.2591 to US$1.00 (subject to rounding adjustments).

	As of and for the Year Ended December 31,
	2012(1)	2013(1)	2014(1)	2015(1)	2016(1)	2016
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Statement of operations

Net operating revenue	28,170	31,812	34,741	37,198	41,454	11,901
Cost of sales	(20,704)	(23,790)	(25,955)	(28,123)	(31,933)	(9,167)
Gross profit	7,466	8,022	8,786	9,075	9,521	2,733
Selling, general and administrative expenses	(5,192)	(5,519)	(6,067)	(6,688)	(7,451)	(2,139)
Depreciation and amortization	(456)	(528)	(581)	(650)	(707)	(203)
Other operating expenses, net	(16)	(582)	(306)	(206)	(567)	(163)
Operating expenses, net	(5,664)	(6,629)	(6,954)	(7,544)	(8,725)	(2,505)
Profit from operations before financial income (expenses)	1,802	1,393	1,832	1,531	796	229
Financial income	437	376	323	354	231	66
Financial expenses	(904)	(863)	(921)	(1,122)	(1,134)	(326)
Financial expenses, net	(467)	(487)	(598)	(768)	(903)	(259)
Share of profit of associates	11	33	78	81	60	17
Profit (loss) before income tax and social contribution	1,346	939	1,312	844	(47)	(13)
Income tax and social contribution	(374)	(229)	(348)	(229)	(24)	(7)
Net income (loss) for the year from continued operations	972	710	964	615	(71)	(20)
Net income (loss) for the year from discontinued operations	184	670	620	(891)	(1,005)	(289)
Net income (loss) for the year	1,156	1,380	1,584	(276)	(1,076)	(309)
Attributed to controlling shareholders from continued operations	972	710	964	615	(71)	(20)
Attributed to controlling shareholders from discontinued operations	79	330	243	(350)	(411)	(118)
Total attributed to controlling shareholders	1,051	1,040	1,207	265	(482)	(138)
Attributed to noncontrolling shareholders from continued operations	––	––	––	––	––	––
Attributed to noncontrolling shareholders from discontinued operations	105	340	377	(541)	(594)	(171)
Total attributed to noncontrolling shareholders	105	340	377	(541)	(594)	(171)
Other comprehensive income for the year, net of income tax	—	—	4	(222)	231	66
Total comprehensive income for the year	1,156	1,380	1,588	(498)	(845)	(243)
Attributed to controlling shareholders..	1,051	1,040	1,208	177	(395)	(113)
Attributed to noncontrolling shareholders	105	340	380	(675)	(450)	(129)
Basic earnings per share (weighted average for the year) (in R$)
Preferred – Continued and discontinued operations	4.15	4.08	4.72	1.03	(1.82)	(0.522)
Common – Continued and discontinued operations	3.78	3.71	4.30	0.94	(1.82)	(0.522)
Preferred – Continued operations	3.84	2.79	3.77	2.40	(0.27)	(0.077)
Common – Continued operations	3.50	2.53	3.42	2.18	(0.27)	(0.077)

	As of and for the Year Ended December 31,
	2012(1)	2013(1)	2014(1)	2015(1)	2016(1)	2016
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Diluted earnings per share (weighted average for the year) (in R$)
Preferred – Continued and discontinued operations	4.12	4.06	4.72	1.03	(1.82)	(0.522)
Common – Continued and discontinued operations	3.78	3.71	4.30	0.94	(1.82)	(0.522)
Preferred – Continued operations	3.81	2.77	3.76	2.39	(0.27)	(0.077)
Common – Continued operations	3.50	2.53	3.42	2.18	(0.27)	(0.077)
Basic earnings per ADS (in R$)	4.15	4.08	4.71	1.03	(1.82)	(0.522)
Diluted earnings per ADS (in R$)	4.12	4.06	4.71	1.03	(1.82)	(0.522)
Weighted average number of shares outstanding (in thousands)
Preferred	162,417	164,325	165,103	165,640	165,852	165,852
Common	99,680	99,680	99,680	99,680	99,680	99,680
Total	262,097	264,005	264,783	265,320	265,532	265,532
Dividends declared (in R$)
Preferred	0.65	0.98	1.18	0.47	––	––
Common	0.59	0.89	1.07	0.42	––	––
Dividends declared and interest on shareholders’ equity per ADS (in R$)(2)	0.65	0.98	1.18	0.47	––	––
Balance sheet data
Cash and cash equivalents	7,086	8,367	11,149	11,015	5,112	1,569
Property and equipment	8,114	9,053	9,699	10,377	9,182	2,817
Non-current assets held for sale	––	––	––	15	20,303	6,230
Total assets	34,832	37,989	45,345	47,241	45,217	13,874
Current borrowings and financing	4,211	5,172	6,594	4,869	2,957	907
Noncurrent borrowings and financing .....	6,281	4,323	3,134	4,164	2,912	893
Liabilities related to non-current assets held for sale	––	––	––	––	15,632	4,796
Shareholders’ equity	11,068	12,601	14,194	13,352	12,597	3,865
Share capital	6,710	6,764	6,792	6,806	6,811	2,090
Other financial information
Net cash provided by (used in):
Operating activities	5,299	4,876	4,990	4,632	(1,304)	(400)
Investing activities	(1,306)	(1,947)	(1,624)	(1,852)	(2,020)	(620)
Financing activities	(1,877)	(1,648)	(636)	(3,006)	1,475	453
Capital expenditures	(1,426)	(2,109)	(1,938)	(2,059)	(1,623)	(498)

____________________

(1)   As disclosed in note 35 to our audited consolidated financial statements, the statement of operations for the years ended December 31, 2016, 2015 and 2014 related to Via Varejo and Cnova (until October 31, 2016) was classified in a single line as “discontinued operations,” as well as the assets and liabilities for Via Varejo (including Cnova Brazil), which are now classified as held for sale.  In addition, we also re-presented the financial data as of and for the years ended December 31, 2013 and 2012 in the table for comparative purposes.

(2)   Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A.  Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

	As of and for the Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	(R$, except as indicated)					(US$, except as indicated)
Operating Data
Employees at period end(1)	84,435	92,303	93,413	93,176	93,658
Total square meters of selling area at period end	1,473,122	1,574,773	1,659,924	1,719,559	1,740,567
Number of stores at period end(2):
Pão de Açúcar	163	168	181	185	185
Extra Hiper	138	138	137	137	134
Minimercado Extra and Minuto Pão de Açúcar	107	164	256	311	284
Extra Supermercado	207	213	207	199	194
Assaí	61	75	84	95	107
Total number of stores at period end	676	758	865	927	904
Net operating revenue per employee(1):
Pão de Açúcar	243,825	324,689	346,472	371,152	407,463	116,975
Extra Hiper (3)	442,813	458,663	496,126	463,212	517,197	148,478
Minimercado Extra and Minuto Pão de Açúcar	195,418	218,461	179,230	232,215	296,698	85,177
Extra Supermercado	338,644	370,867	396,860	388,391	421,094	120,888
Assaí	545,787	548,808	610,144	628,748	687,156	197,270
CBD average net operating revenue per employee	375,692	420,710	450,179	322,753	363,407	104,328
Net operating revenue by store format:
Pão de Açúcar	5,252	5,761	6,327	6,727	6,979	2,004
Extra Hiper (3)	13,504	14,463	14,490	14,249	14,102	4,048
Minimercado Extra and Minuto Pão de Açúcar	241	451	638	946	1,131	325
Extra Supermercado	4,381	4,863	4,959	4,822	4,755	1,365
Assaí	4,639	6,273	8,326	10,453	14,487	4,159
Real Estate Projects (4)	152	–	––	––	––	––
Total net operating revenue	28,169	31,812	34,371	37,198	41,454	11,901
Average monthly net operating revenue per square meter(5):
Pão de Açúcar	2,042	2,213	2,362	2,361	2,420	695
Extra Hiper (3)	1,311	1,353	1,341	1,325	1,362	391
Minimercado Extra and Minuto Pão de Açúcar	1,149	1,118	1,143	1,109	1,287	369
Extra Supermercado	1,484	1,618	1,624	1,648	1,685	484
Assaí	2,036	2,257	2,367	2,578	3,107	892
CBD average monthly net operating revenue per square meter	1,528	1,634	1,918	1,747	1,928	553
Average ticket amount:
Pão de Açúcar	40	45	50	53	57	16
Extra Hiper (3)	59	64	70	70	73	21
Minimercado Extra and Minuto Pão de Açúcar(3)	13	15	15	17	19	5
Extra Supermercado	27	30	33	34	36	10
Assaí	104	115	134	146	156	45
CBD average ticket amount	48	53	67	61	69	20
Average number of tickets per month:
Pão de Açúcar	10,862,968	10,770,189	10,502,201	10,581,845	10,187,388
Extra Hiper (3)	18,966,815	18,811,073	17,273,270	17,037,205	16,106,165
Minimercado Extra and Minuto Pão de Açúcar	1,563,405	2,575,492	3,463,884	4,725,240	4,929,778
Extra Supermercado	13,693,582	13,461,964	12,595,001	11,870,096	11,060,911
Assaí	3,732,878	4,527,849	5,164,456	5,949,201	7,717,266
CBD average number of tickets per month	48,819,648	50,146,567	48,998,812	50,163,588	50,001,507

____________________

(1)   Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Excludes 84 gas stations and 157 drugstores in 2012, 85 gas stations and 157 drugstores in 2013, 83 gas stations and 158 drugstores in 2014 and 83 gas stations and 157 drugstores in 2015.

(3)   Includes revenues associated with rentals of commercial spaces in 2012, 2013, 2014 and 2015.  Revenues of gas stations, drugstores, food delivery and in-store pick-up are included in the respective banner.

(4)   In 2012, R$152.0 million net operating revenue (R$153.0 million gross operating revenue) was recognized from real estate projects through a barter transaction. The barter transaction revenue is the net result of the book value of the assets swapped.  For further information on the barter transactions, see note 10.3 to our audited consolidated financial statements included elsewhere in this annual report.

(5)   Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last years experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between mid-2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00.  Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010.  During 2011, 2012, 2013 and 2014 the real depreciated against the U.S. dollar and reached at year end 2014 R$2.656 per US$1.00. During 2015 the real further depreciated against the U.S. dollar and on December 31, 2015, the exchange rate was R$3.905 per US$1.00. During 2016, the real appreciated against the U.S. dollar and on December 31, 2016, the exchange rate was R$3.2591 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2012	1.702	2.112	1.955	2.044
2013	1.953	2.446	2.161	2.343
2014	2.197	2.740	2.355	2.656
2015	2.575	4.195	3.339	3.905
2016	3.119	4.156	3.484	3.259

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High	Average(1)	Period-End
October 2016	3.119	3.236	3.186	3.182
November 2016	3.202	3.445	3.342	3.397
December 2016	3.259	3.465	3.348	3.259
January 2017	3.127	3.273	3.197	3.127
February 2017	3.051	3.148	3.104	3.099
March 2017	3.077	3.174	3.128	3.168
April 2017	3.092	3.198	3.136	3.198
May 2017 (through May 5, 2017)	3.149	3.178	3.169	3.176

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

The Brazilian government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations.  The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition, results of operations and the trading price of the ADSs and our preferred shares may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors, such as:

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

The Brazilian political environment has historically influenced, and continues to influence, Brazilian economic performance. Political crises have affected, and continue to affect, the confidence of investors and the public in general, resulting in an economic downturn and heightened volatility of securities issued by Brazilian companies.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies, have been convicted of political corruption for offering or accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has affected and may continue to adversely affect the Brazilian economy and consequently our business, financial condition and results of operations and the trading price of our ADSs and preferred shares.

In addition, the Brazilian economy continues to be subject to the effects of the outcome of the impeachment proceedings against former President Dilma Rousseff. On August 31, 2016, following a trial by the Senate, the former President Dilma Rousseff was formally impeached. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election, due to take place in 2018. Political uncertainty has remained since Mr. Temer, who is himself being investigated for misconduct, took office. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

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

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.  For the years ended December 31, 2012, 2013, 2014 and 2015 the real depreciated 8.9%, 14.6%, 13.4%, 47.0% respectively, closing at R$2.044, R$2.343, R$2.656 and R$3.905 to US$1.00, respectively. For the year ended December 31, 2016 the real depreciated 17% against the U.S. dollar, the exchange rate between the real and the U.S. dollar closed at R$3.2591 to US$1.00.  The real may substantially depreciate or appreciate against the U.S. dollar in the future.  Exchange rate instability may have a material adverse effect on us.  Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and result in a material adverse effect on us.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.

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

Recently, heightened volatility in the Brazilian market was due to, among other factors, uncertainties regarding adjustments to the implication of U.S. elections, U.S. monetary policy, the so-called “Brexit” and their consequences on international financial markets, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions. In addition, we are exposed to disruption and volatility of global financial markets due to their effects on the economic and financial environment, particularly in Brazil, such as economic downturn, increased unemployment rate, decreased purchasing power of consumers and unavailability of credit. These disruptions or volatility in global financial markets may increase even further the negative effects on the Brazilian economic and financial environment, adversely affecting us.

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

Risks Relating to our Industry and Us

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

Since 2011, Brazil has been experiencing an economic slowdown.  The gross domestic product, or GDP, growth rates were -3.6% in 2016, -3.8% in 2015, 0.5% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010.  According to the Central Bank of Brazil consensus (Focus) as of the date of this annual report, analysts project that the Brazilian GDP is expected to grow 0.48% in 2017.

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

Sales in installments are an important component of the result of operations of retail companies in Brazil.  The increase in unemployment rate combined with higher interest rates have resulted in an increased restriction of credit availability to consumers in Brazil, which may be further increased if macroeconomic conditions in Brazil continue to deteriorate.  The unemployment rate has been increasing constantly during 2016 to reach 12% at the end of the year, compared to 8.5% in 2015 and 6.8% in 2014. Moreover, the basic interest rate in Brazil, the SELIC rate, was 11.8%, 14.3% and 13.8% in the end of 2014, 2015 and 2016, respectively.

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

We believe that our Pão de Açúcar, Minuto Pão de Açúcar, Extra, Extra Supermercado, Minimercado Extra and Assaí brands contribute significantly to the success of our business.  We also believe that maintaining and enhancing those brands is critical to maintaining and expanding our base of customers.  Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us.  A diminution in the strength of our brands and reputation could have a material adverse effect on our business, financial condition and operating results.

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

Approximately 80% of our products are distributed through our 23 distribution centers and depots located in the southern, southeastern, mid-western and northeastern regions of Brazil.  If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us.  Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores.  Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

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

One of the main issues in our operations is the safe transmission of confidential information of our customers on our servers and the safe data storage on systems that are connected to our servers.  We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems and software, as well as the data centers through which we collect, maintain, transmit and store data about our customers, suppliers and others, including payment information and personally identifiable information, as well as other confidential and proprietary information.

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

We have in the past been, and are likely again in the future to be, subject to these types of attacks, although to date no such attack has resulted in any breach of our systems, material damages or remediation costs.  If we are unable to avoid these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.  We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks.  Cyber-attacks may target us, our customers or other participants, or the communication infrastructure on which we depend.  In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.  Any compromise or breach of our security measures, or those of our third-party service providers, could result in us violating applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results.

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

Our controlling shareholders, the Casino Group, together with its subsidiary Almacenes Éxito S.A., or Éxito, indirectly through their holding company, Wilkes Participações S.A., or the Holding Company, have the power to, among other things, appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; determine the outcome of the vast majority of actions requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Law No. 6,404, dated December 15, 1976, as amended, or Brazilian corporate law; determine corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; enter into new partnerships; and deliberate on financings and similar transactions.  Our controlling shareholders may prevail over our other shareholders or holders of ADSs.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters.  We cannot assure you that legal proceedings will be decided in our favor.  We have made provisions for proceedings in which the chance of loss has been classified by our external legal advisors as probable.  Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings.  If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operation may be materially and adversely affected.  In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition.  See “Item 8A.  Consolidated Statements and Other Financial Information—Legal Proceedings” and note 22 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

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

Law No. 12,846, of August 1, 2013 (the “Brazilian Anticorruption Law”), introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the violator to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Brazilian Anticorruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.  Failure to comply with anti-corruption laws or any investigations of misconduct or enforcement actions against us could subject us to fines, loss of operating licenses and reputational harm as well as other penalties, which may materially and adversely affect us and the trading price of the ADSs and our preferred shares.

We cannot guarantee that our service providers or suppliers do not use irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing of the provision or production chain and improper safety conditions, or that they will not use these irregular practices in order to lower service or product costs.  If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing thereby a reduction in net revenue and results of operations as well as in the trading price of the ADSs and our preferred shares.

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

Consummation of the sale of our shareholdings in Via Varejo may not occur.

On November 23, 2016, our board of directors approved our plan to sell our our shareholdings in Via Varejo, in line with our long-term strategy to focus on the development of the food retail segment. While we concluded that the sale of our shareholdings in Via Varejo is likely to occur, we cannot assure you that the transaction will be consummated under the expected terms and conditions and timing, or at all.  If the sale of our shareholdings in Via Varejo does not occur according to our expectations, particularly in respect of timing by the end of 2017, we may need to reconsider our long-term strategy as we will continue to own and operate Via Varejo, which could cause a material adverse effect on our business, operations, results of operations and financial condition.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  In addition, we may issue a substantial number of preferred shares as consideration for future acquisitions or for any other fundraising needs and we may choose not to extend preemptive rights to holders of ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed markets, and these investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than more developed securities markets.  The top 10 stocks in terms of trading volume accounted for approximately 46%, 44%, and 44% of all shares traded on the São Paulo stock exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA, in 2014, 2015 and 2016, respectively.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

ITEM 4.            INFORMATION ON THE COMPANY

4A.               History and Development of the Company

We were incorporated in Brazil under Brazilian law on November 10, 1981, as Companhia Brasileira de Distribuição.  Our principal executive offices are located at Avenida Brigadeiro Luiz Antonio, 3142, São Paulo, SP, Brazil (telephone:  +55-11-3886-0421).  Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York, 10019.

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

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco.  FIC exclusively offers credit cards, financial services and insurance at our stores.  For further information on FIC, see “Item 4B.  Business Overview— FIC, Investcred and Agreement with Bradesco.”

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

Our main undertaking under the Term of Undertaking was to divest 74 stores, distributed across 54 cities and seven states, representing approximately 3% of Via Varejo’s consolidated gross sales in 2013. Of the 74 stores, 32 were not sold. Accordingly, these stores had their activities ended between May and June of 2014, with a fine payment of R$12 million registered in 2014. As approved by CADE, after a period of six months, 16 stores were reopened in November 2014. In 2015, we did not complete the selling process of 19 stores (of a total of 42 stores) due to failed negotiations between lessors and buyers, generating for Via Varejo a fine payment in the amount of R$7 million to CADE and a provision for disposal of property and equipment of R$7 million.  Of the 19 stores, four were closed in 2014 and fifteen were closed in 2016. In 2015, Via Varejo sold and transferred 15 stores, with a gain on the sale of stores of R$8 million, recognized in other operating results.  We did not complete the selling process of eight stores due to failed negotiations between lessors and buyers. Of the eight stores, we closed four and reopened four stores, one which one was reopened in 2016 and three in 2017.

On October 17, 2013, we, Via Varejo and Nova Pontocom entered into a stock purchase agreement pursuant to which we acquired 6.2% of Nova Pontocom’s capital stock from Via Varejo for R$80.0 million and 1.95% of Nova Pontocom’s capital stock from minority shareholders for R$25 million.  As a result, Nova Pontocom became our direct subsidiary of which we hold 52.06% of the capital stock, Via Varejo holds 43.9% and the remaining 4.04% is held by minority shareholders.  This transaction had no impact on our consolidation of Nova Pontocom’s results of operations and financial condition on our consolidated financial statements, since we previously held, through Via Varejo, the indirect control of Nova Pontocom.

In addition, in October 2013, Via Varejo and Nova Pontocom entered into an operational agreement relating to the terms and conditions of their relationship, synergies and complementary operations (the “Operational Agreement”).  Pursuant to the Operational Agreement, Via Varejo and Nova Pontocom would, among other things, share logistics and marketing costs for their mutual benefit as well as an electronic catalog of products from which they would negotiate in good faith purchases between them.  Via Varejo and Nova Pontocom also entered into a shareholders’ agreement that established the corporate governance framework and other property rights for Nova Pontocom.

On December 27, 2013, Via Varejo concluded its public offering in Brazil with selling efforts to qualified institutional buyers in the United States and to institutions and other investors who were not U.S. persons elsewhere.  The offering raised approximately R$3 billion in proceeds.  The public offering was structured as a secondary public offering of units, with each unit consisting of one common share and two preferred shares of Via Varejo.

We sold a total of 38.9 million units for approximately R$897 million, which reduced our shareholding at the time in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.  No gain was recorded as a result of this transaction.  The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock.  As of the date of this annual report, the Klein Family owns 27.42% of Via Varejo’s total capital stock.  Via Varejo has 29.4% of its total stock capital in the free float.

The Pão de Açúcar Group has been through a series of corporate transactions and reorganizations since 2014, which we describe below in further detail.  The main result of these corporate transactions and reorganizations is that, in the end of 2016, we initiated the process to sell our shareholdings in Via Varejo, which also consolidates the results of Cnova Brazil, thereby focusing our long-term strategy on the development of the food retail and cash and carry segments.

E-Commerce Business Reorganization

On July 11, 2014, Casino, CBD, Via Varejo, Nova Pontocom and Cnova Brazil entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014.  The agreement provided for the reorganization of the e-commerce businesses of Casino and its affiliated entities in France, Latin America and Asia under the common ownership and/or control of Cnova for the purpose of Cnova’s initial public offering (the “2014 Reorganization”).  Following the completion of the 2014 Reorganization, Cnova owned, directly or indirectly, or had the right to use substantially all of the assets that were used, or held for use, in the e-commerce businesses of Casino and its affiliated entities in France, Latin America (including Brazil) and Asia.

Pursuant to the Cnova Framework and IPO Agreement, on July 24, 2014, CBD, Cnova Brazil, Cnova and Via Varejo entered into an amendment to the Operational Agreement, or the Amended Operational Agreement.  Pursuant to the Amended Operational Agreement, Via Varejo must procure for Cnova Brazil common products from its suppliers at the same price and on the same commercial terms and conditions as it procured such products for its own business.  Additionally, the Amended Operational Agreement required that CBD and Via Varejo conduct any e-commerce related activities in Brazil exclusively through Cnova Brazil, and prohibited CBD and Via Varejo from purchasing any equity interest in any legal entity that operated e-commerce activities in Brazil.  Cnova was required to align its prices with Via Varejo with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio).  For further information related to the Amended Operational Agreement, see “Item 7B.  Related Party Transactions—Operational Agreement.”

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

CNova Reorganization

 In August 2016, Cnova, Cnova Brazil and Via Varejo entered into a reorganization agreement (the “Reorganization Agreement”) providing for the reorganization of Cnova Brazil within Via Varejo (the “Cnova Reorganization”).  In connection with the Cnova Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of US$5.50 per share, subject only to completion of the Cnova Reorganization.

The Cnova Reorganization was completed on October 31, 2016, and it was the first transaction of a series of two transactions conducted by Casino that together constituted a “going private” transaction of Cnova, as such term is used in Rule 13e-3 of the Exchange Act.   As a result of the Cnova Reorganization, Via Varejo became the sole shareholder of Cnova Brazil, which operates the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and is no longer a shareholder of Cnova.  Cnova will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount.

In December 2016, Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States (the “U.S. Offer”) and in France (the “French Offer,” and together with the U.S. Offer, the “Offers”).  The Offers were the second and final transaction of the “going private” transaction of Cnova.  As a result of the Offers, Casino and its controlled affiliates beneficially own, in the aggregate, 340,665,252 Cnova ordinary shares, representing approximately 98.9% of Cnova’s outstanding ordinary shares.

Corporate Governance Process for Approval of the Cnova Reorganization

According to the terms of CBD’s Policy for Related Party Transactions, our board of directors formed a special committee composed by the board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago (the “CBD Special Committee”) to issue a recommendation to our board of directors on the vote to be cast by CBD at Cnova’s shareholders’ meeting relating to the Cnova Reorganization and the terms and conditions of a new operational agreement between CBD and Via Varejo. The Cnova Reorganization was conditioned upon CBD not selling its shares of Cnova in the tender offer. Thus, our board of directors submitted to the CBD Special Committee the analysis of (i) the Cnova Reorganization, (ii) the condition not to sell CBD’s shares of Cnova and (iii) the new operational agreement, all as one single transaction.

In August 2016, the CBD Special Committee, having received the commitment letter from Casino according to the terms described in the following paragraph, submitted its unanimous recommendation to our board of directors in favor of the vote for the approval of the Cnova Reorganization that CBD would cast at Cnova’s shareholders’ meeting.

Casino and CBD Support Letters.  In connection with the Cnova Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement addressed to the CBD Special Committee and executed by Casino and CBD, dated August 8, 2016 (the “Casino-CBD commitment letter”), and a letter agreement from CBD to Casino, dated August 8, 2016 (the “CBD support letter”).  The Casino-CBD commitment letter and the CBD support letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Cnova Reorganization and the Offers.

The following describes the material provisions of the Casino-CBD commitment letter and the CBD support letter, included as Exhibits 4.(b)(10) and 4.(b)(11) hereto, respectively, and incorporated herein by reference.  This summary does not purport to be complete, is qualified in its entirety by reference to the full text of such letters and the summary may not contain all of the information about the Casino-CBD commitment letter and the CBD support letter that may be important to you.  You are encouraged to read carefully the Casino-CBD commitment letter and the CBD support letter in their entirety.

1. Casino-CBD Commitment Letter

a.     CBD Undertakings

Pursuant to the Casino-CBD commitment letter, CBD agreed (i) not to tender the subject shares directly or indirectly into the Offers and (ii) not to sell the subject shares on the market or transfer the subject shares in any other manner, and represented that it has not performed any of the actions described in clause (ii) since May 12, 2016.

Additionally, in the event that CBD decides to sell any of the subject shares to a third party, it agreed (i) to first offer the subject shares to Casino at the price offered by the third party and (ii) if Casino does not wish to acquire the subject shares or Casino and CBD do not agree on a purchase price for the subject shares, to require the proposed transferee to acquire up to the same portion of Casino’s shares in Cnova at approximately the same time and on the same conditions.

b.     Casino Undertakings

From and after closing of the Cnova Reorganization and so long as Casino controls Cnova, Casino has agreed to the following:

i.         Director Designation Rights.  Casino will ensure that CBD has the right to designate at least one member to the Cnova board of directors so that the ratio of (i) non-independent members of the Cnova board of directors appointed by CBD divided by (ii) the total number of non-independent directors is at least equal to CBD’s economic interest in Cnova’s outstanding ordinary shares (such director or directors, the “CBD Directors”);

ii.        Information Rights.  Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova:  (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations.  Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;

iii.      Good Faith Consideration of an IPO.  If, as a result of the Offers, Cnova ordinary shares are no longer listed on NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which we refer to as an “IPO”;

iv.      Good Faith Consideration of a Fully Marketed Offering.  If, following the Offers, Cnova ordinary shares continue to be listed on NASDAQ or Euronext Paris, Casino agreed to consider in good faith the opportunity to launch a fully marketed offering, which we refer to as an “FMO,” through the sale of a significant portion of Cnova’s shares, aimed at increasing the free float and liquidity of Cnova ordinary shares;

v.       IPO or FMO Assessment Right.  CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing shares of Cnova).  CBD may not exercise such right more than once in any two-year period;

vi.      IPO and FMO Priority.  If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;

vii.    Tag Along Rights (Change-in-Control Transaction).  Casino has agreed that, if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;

viii.   Tag Along Rights (Not a Change-in-Control Transaction).  Casino agreed that if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the subject shares at approximately the same time and on the same conditions; and

ix.      Survival of Rights.  In the case of any reorganization or other corporate transaction involving Cnova resulting in an exchange, redemption or allotment of Cnova ordinary shares (other than in a transaction where CBD would have the right to sell all of its shares on the same conditions as Casino), Casino has agreed to ensure that CBD keeps the rights granted or receives rights similar to those granted by the Casino-CBD commitment letter with respect to the surviving entity.

The undertakings of Casino and CBD in the Casino-CBD commitment letter survive until the earliest of (i) the day when Casino no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) August 8, 2041.

2.     CBD Support Letter

Pursuant to the CBD support letter, CBD informed Casino that at the meeting held on August 8, 2016, the CBD board of directors unanimously resolved (i) to cause its voting rights to be exercised at any Cnova shareholders’ meeting in favor of the Cnova Reorganization and (ii) not to tender its Cnova ordinary shares (the “subject shares”) directly or indirectly into the Offers, nor otherwise dispose of or transfer the subject shares in any other manner or through any other instrument, including any derivative instruments until completion of the Offers.  CBD further agreed to stand alongside and cooperate with Casino in subsequent squeeze-out proceedings, if any, following completion of the Offers.

In addition, our board of directors approved, in accordance with the recommendation of the CBD Special Committee, the execution of a new operational agreement between CBD and Via Varejo, which establishes the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, especially regarding the joint acquisitions of common products and the e–commerce activities under the brand “Extra,” which came into effect as of the implementation of the Cnova Reorganization.

Discontinued Operations of Via Varejo

On November 23, 2016, our board of directors approved the plan to sell our shareholdings in Via Varejo, in line with our long-term strategy to focus on the development of our food retail segment.

In accordance with IFRS rules, we concluded that in light of the efforts undertaken so far and the commitment of our board of directors to sell Via Varejo, the sale of our shareholdings in Via Varejo is likely to take place. As a result, we report the net results of Via Varejo (including its subsidiary Cnova Brazil) after taxes in one single line item in our statement of operations and the balances of assets and liabilities held for sale and discontinued operations.

Our consolidated financial statements as of and for the years ended December 31, 2015 and 2014 have been re-presented for comparative purposes to account for the aforementioned events.  The effect of assets and liabilities held for sale as of December 31, 2016, was R$20,303 million and R$15,632 million, respectively.  The effect of the results of discontinued operations for the years ended December 31, 2016, 2015 and 2014 was a loss of R$1,005 million, a loss of R$891 million and a gain of R$620 million, respectively.

For further information on our plan to sell our shareholdings in Via Varejo and its effects on our consolidated financial statements, see note 35.2 to our consolidated financial statements as of and for the year ended December 31, 2016.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$5,400 million in our operations in the three years ended December 31, 2016.  Our capital expenditure and investment plan for 2017 contemplates capital expenditures and investments for 2017 in the total amount of approximately R$1.1 billion relating to (i) the opening of new stores, purchase of real estate and conversion of stores, (ii) the renovation of existing stores and (iii) improvements to information technology, logistic and other infrastructure-related capital expenditures and investments.  The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations.  Our investments in the last three years have included:

Opening of new stores and purchases of real estate – In the food retail sector, we seek to rent or purchase real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats.  We have opened 368 new stores from 2014 through 2016, including those in the food retail sector and those in the home appliances retail sector.  The total cost of opening these new stores and the purchase of real estate from 2014 through 2016 was R$1,517 million.

Renovation of existing stores – We usually remodel a number of our stores every year.  Through our renovation program we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.  The total cost of renovating stores from 2014 through 2016 was R$1,963 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters.  We have made significant investments in information technology in an aggregate amount of R$1,003 million from 2014 through 2016.  For more information on our information technology, see “Item 4B.  Business Overview—Technology.”

Expansion of distribution facilities – Since 2009, we have opened distribution centers in the cities of São Paulo, Brasília, Fortaleza, Rio de Janeiro, Recife, Salvador and Curitiba.  The increase and improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.  We have invested an aggregate of R$917 million in our distribution facilities from 2014 through 2016.

The following table provides a summary description of our principal capital expenditures for the three years ended December 31, 2016:

	Year Ended December 31,
	2014	2015	2016	2014-2016
	(in millions of R$)
Opening of new stores	513	477	475	1,465
Purchases of real estate	38	9	5	52
Renovation of existing stores	565	909	489	1,963
Information technology	385	334	284	1,003
Distribution centers	370	256	291	917
Total	1,871	1,985	1,544	5,400

4B.               Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.4% of Brazil’s gross domestic product, or GDP, in 2016.  According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of approximately R$338.7 billion in 2016, representing a 7.1% nominal increase compared with 2015.

The Brazilian retail food industry is highly fragmented.  According to ABRAS, the five largest supermarket chains represented approximately 40.6% of the retail food industry in 2016, as compared to 51.5% in 2015.  Our consolidated gross sales represented 13.3% of the gross sales of the entire retail food industry in 2016, also according to ABRAS.

In 2015, Brazil faced an economic recession, adverse fiscal developments and political instability, which have continued in 2016.  Brazilian GDP declined by 3.6% in 2016 and the unemployment rate has been increasing constantly during 2016 to reach 12% at the end of the year (compared to 9% in 2015 and 6.5% in 2014).  Inflation for 2016 was 6.29% compared to 10.67% in 2015 as reported by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

According to data published in January 2017 by the IBGE, the volume of sales in the food retail sector decreased by 3.1% in 2016 compared to 2015.

The cash and carry segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale.  According to the most recently published data by the Brazilian Association of Wholesalers and Distributors of Industrial Products (Associação Brasileira de Atacadistas e Distribuidores de Produtos Industrializados) and Nielsen Holdings N.V., or Nielsen, the wholesale sector in Brazil had gross revenues of approximately R$218.4 billion in 2015, representing a nominal increase of 3.1% over the previous year.

The household appliance market has been shrinking in Brazil since 2013 and according to the most recently published data by the IBGE, the volume of sales in the furniture and house appliances sector in Brazil decreased by 14.0% in 2015 relative to the previous year.  The deterioration of the Brazilian economy and key drivers for consumption in 2015 resulted in the lowest historic level in consumer confidence in December 2015 of 75.2 compared to 107.8 on average in the last 60 months, according to the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV.  This data is related specially to durable goods consumption.

According to the IBGE, the total population of Brazil was approximately 206 million in 2016, a 0.8% growth since 2015.  Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.  According to an IBGE estimate for 2014, the city of São Paulo has a population of approximately 12.04 million and the city of Rio de Janeiro has a population of approximately 6.5 million.  These are the two largest cities in Brazil.  The State of São Paulo has a total population in excess of 44.7 million, representing 21.7% of the Brazilian population and is our largest consumer market.  The State of Rio de Janeiro is our second largest consumer market, with approximately 99 stores.

According to the most recently published data by the IBGE, gross income in Brazil decreased approximately 4.6% in 2015 compared to 2014.  During the same period, private consumption decreased 4.0%, and Brazil’s GDP decreased 3.8%.  Among the reasons for the decrease are the 5.8% decrease in average real income and the 6.6% increase in household credit as a percentage of GDP.

According to the most recently published data by the FGV, the Gini index, a measure of income inequality, in Brazil has worsened for the first time after 13 consecutive years of improvement.  From 2001 to 2014 the index decreased approximately 0.6 basis points per year but in the fourth quarter of 2015 there was an increase of 0.8 basis points compared to the same period in the previous year.  The inequality increased due to a reduction in per capita income, which grew on average 3.3% per year from 2001 to 2014, while in the fourth quarter of 2015 per capita income decreased by 2.2% compared to the same period in 2014.

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo), or IPC, Maps 2015.

Class Level	Average Monthly Income (in R$)
A	20,273
B1	8,696
B2	4,427
C1	2,409
C2	1,446
D/E	640

According to a study by IPC Maps 2016, class A households account for only 2.4% of the urban population and classes B1 and B2 households account for 23.1% of the urban population.  Classes C1 and C2, the most representative in Brazil, represent 47.9% and classes D and E collectively represent 26.6% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population.  The Brazilian monthly minimum wage increased 6.5% from R$880.00 in January 2016 to R$937.00 in January 2017.

Our Company

We are the largest traditional retailer in the food segment in Brazil and the second largest player in the cash and carry segment, with a market share of approximately 13.3% in 2016, according to ABRAS.  As of December 31, 2016, our total gross sales, considering just food categories, totaled R$45 billion.  On the same date, we operated 904 stores, 76 gas stations and 155 drugstores in 19 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 23 distribution centers and depots located in 19 Brazilian states and the Federal District.

We operate in the retail segment of food, clothing, home appliances and other products by means of our hypermarkets, supermarkets, specialized stores and department stores, especially under the banners “Pão de Açúcar,” “Minuto Pão de Açúcar,” “Extra Hiper,” “Extra Super,” “Minimercado Extra,” “Assaí,” “ Aliados” and neighborhood shopping malls called “Conviva.”  We classify our business segments into two operating segments as follows (see note 33 to our audited consolidated financial statements included elsewhere in this annual report):

•         Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Extra Supermercado, (ii) hypermarkets through the banner Extra Hiper and (iii) neighborhood stores through the banners Minimercado Extra , Minuto Pão de Açúcar and  Aliados.  The food retail segment also includes the revenues related to rentals of commercial spaces.

Food products include non-perishable food products, beverages, fruit, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products.  In some cases, these goods are sold in the form of private label products at our food retail stores.  We also sell non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mattresses, pet products, gardening and also electronics products, such as personal computers, software, computer accessories and sound and image systems.  Some of the products listed above are also offered in the form of our private label products.  We also sell our products in the food retail segment through our websites www.paodeacucar.com.br and www.extra.com.br.

In addition, we include in the food retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations.

•         Cash and carry segment, which consists of sales of food and some non-food products to resellers, intermediate consumers and retail customers through the Assaí banner.

Our discontinued operations are carried out by Via Varejo, which is the sole shareholder of Cnova Brazil, and operates in the home appliances and e-commerce segments through stores under the banners “Ponto Frio” and “Casas Bahia,” in addition to the e-commerce platforms “Casasbahia.com,” “Extra.com,” “Pontofrio.com,” “Barateiro.com,” “Partiuviagens.com” and “Cdiscount.com.”

In the food retail segment, we also provide extended warranties to our customers upon the sale of home appliances at our stores.

Segment Revenue and Income Distribution

The table below shows the breakdown of our consolidated gross and net operating revenue by banner.

	Year Ended December 31, 2016
Operating segment	Gross Operating Revenue from the Segment	Percentage of Total Gross Operating Revenue	Net Operating Revenue from the Segment	Percentage of Total Net Operating Revenue
	(in millions of R$)		(in millions of R$)
Extra	18,324	41%	16,776	40%
Pão de Açúcar	7,304	16%	6,711	16%
Proximity	1,215	3%	1,131	3%
Others	2,391	5%	2,349	6%
Food retail	29,234	65.0%	26,967	65.1%
Assaí	15,736	35%	14,487	35%
Cash and carry	15,736	35.0%	14,487	34.9%
Total	44,970	100%	41,454	100%

All of our operating revenue is generated in Brazil.

The table below shows the breakdown of our consolidated net income (loss) by operating segment.  Results of the operating segments are presented in conformity with IFRS, the measure used by management in evaluating the performance of and strategy for the two segments listed below.

	Year Ended December 31, 2016
Operating segment	Net Income (Loss) from the Segment	Percentage of Total Net Income (Loss)
	(in millions of R$)
Food retail	(415)	38.6%
Cash and carry	283	(26.3)%
Discontinued activities	(927)	86.2%
Eliminations/Others	(17)	1.6%
Total	(1,076)	100.0%

For more information about our net operating revenues and net income (loss) by operating segment, see “Item 5A.  Operating Results—Results of Operations for 2016, 2015 and 2014.”

For information on net operating revenues and net income (loss) of discontinued operations, see note 35 to our consolidated financial statements as of and for the year ended December 31, 2016.

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super	Mini-mercado Extra	Minuto Pão de Açúcar	Assaí	Total(1)
As of December 31, 2013	168	138	213	164	––	75	758
During 2014
Opened	8	3	3	83	14	9	120
Closed	(3)	(1)	(1)	(8)	––	––	(13)
Converted (from)/to	8	(3)	(8)	1	2	––	––

As of December 31, 2014	181	137	207	240	16	84	865
During 2015
Opened	5	––	1	46	27	11	90
Closed	(1)	––	(9)	(18)	––	––	(28)
Converted (from)/to	––	––	––	(19)	19	––	––

As of December 31, 2015	185	137	199	249	62	95	927
During 2016
Opened	2	––	––	1	14	13	30
Closed	(2)	(3)	(5)	(41)	(1)	(1)	(53)
Converted (from)/to	––	––	––	(2)	2	––	––

As of December 31, 2016(1)	185	134	194	207	77	107	904

____________________

(1)   Excludes 76 gas stations and 155 drugstores.

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, which consists of the states of São Paulo, Rio de Janeiro and Minas Gerais.  The Southeast region accounted for 74.5% of the Company’s consolidated net revenue for the year ended December 31, 2016, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net operating revenue for the year ended December 31, 2016.  In addition, none of these regions represents individually more than 15.3% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2016:

	City of São Paulo	State of São Paulo (excluding the City of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Middle-West Region(4)
Pão de Açúcar	66	53	21	5	24	16
Extra Hiper	28	41	23	7	20	15
Extra Supermercado	59	82	41	––	12	––
Minimercado Extra and Minuto Pão de Açúcar	196	81	––	––	7	––
Assaí	22	30	14	2	28	11
Total(5	371	287	99	14	91	42

____________________

(1)   Consists of stores in 75 cities, including Campinas, Ribeirão Preto and Santos.

(2)   This area comprises the states of Minas Gerais and Paraná.

(3)   This area comprises the states of Alagoas, Amazonas, Bahia, Ceará, Paraíba, Pará, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, Tocantins.

(4)   This area comprises the states of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

(5)   Excludes 76 gas stations and 155 drugstores.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2016:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	185	237,312	1,283	17,129	16.8%
Extra Hiper	Hypermarket	134	788,893	5,887	27,267	34.0%
Minimercado Extra and Minuto Pão de Açúcar	Proximity Store	284	71,388	251	3,812	2.7%
Extra Supermercado	Supermarket	194	222,148	1,145	11,291	11.5%
Assaí	Cash and Carry	107	420,826	3,933	21,083	34.9%
Total(2)		904	1,740,567	12,499	80,582	100%

____________________

(1)   Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

(2)   Excludes 76 gas stations and 155 drugstores.

For a detailed description of net operating revenue for each of our store formats, see “Item 5A.  Operating Results.”

Food Retail Operating Segment

Due to the deteriorating economic conditions in Brazil since 2015, there was a slowdown in household consumption.  In spite of this, the food retail operating segment had significant margin levels.  Our food retail operating segment operates under different formats and banners, which is also known as “Multivarejo” or “Multi-retail.”  We highlight below the differences in the behavior of our customers in the food retail formats and banners:

Pão de Açúcar Stores

Our Pão de Açúcar banner is the premium supermarket chain of our Company.  This banner is deemed to be a reference for innovation in the retail industry and promotes concepts of healthy life and sustainability.

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

As of December 31, 2016, we had 185 Pão de Açúcar stores.  The Pão de Açúcar stores have an average of 1,283 square meters of selling space.  Food products represented 95.7% of gross sales revenue attributable to Pão de Açúcar in 2016 and non-food products represented 4.3%.

In 2016, despite the challenges posed by the adverse Brazilian macroeconomic scenario, the Pão de Açúcar banner ended 2016 with the highest profitability among the banners of our food retail segment, recording gross sales of R$7,304 million in 2016, which represented an increase of 3.5% compared to 2015. This increase was mainly a result of our expansion (two new stores were opened) as well as growth in certain categories, such as beverages and fruits & vegetables.  The Pão de Açúcar banner focused on monitoring, improved service level, differentiated customer service and assortment, all of which has enabled it to maintain its market share for more than 24 months.

Extra

Extra is our banner focused on meeting our clients’ demands related to different needs and occasions, with the formats of hypermarkets, supermarkets, drugstores and gas stations. The Extra banner offers food, home appliances, clothing and products for the homes and cars of our clients.

Extra Supermercado Stores

As of December 31, 2016, we operated 194 Extra Supermercado stores.  Our Extra Supermercado banner is characterized by supermarkets focused on middle-class customers, with an average sales area of 1,210 square meters and a complete mix of food products and general merchandise.  Our Extra Supermercado stores offer quality products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment.  The sale of food products and non-food products represented 96.7% and 3.3%, respectively, of Extra Supermercado’s gross sales in 2016.

Gross sales of the Extra Supermercado banner in 2016 reached R$4,825 million, a 1.1% decrease compared to 2015, mainly explained by the closing of five stores in 2016.

Extra Hiper Stores

We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971.  The Extra Hiper stores offer the widest assortment of products of any of our store formats and had an average selling area of 6,313 square meters as of December 31, 2016.  The Extra Hiper stores target the Brazilian classes B, C, D and E classes.  As of December 31, 2016, we had 134 Extra Hiper stores.  The sale of food products and non‑food products represented 72.6% and 27.4% of Extra Hiper’s gross sales in 2016, respectively.

Gross sales of the Extra Hiper banner in 2016 reached R$13,499 million, an 1.3% decrease compared to 2015, mainly due to a deterioration of non-food categories and the three closings of stores during the year (two of them converted into Assaí banner).

The results in 2016 for the Extra banner reflect the new commercial strategy implemented in the first quarter of 2016 in order to reinforce its image of price competitiveness, offering customers savings on complete purchases, through the following actions: “1,2,3 Savings Steps”, “Hyper Fair” and “The Lowest Price”.  As a result, Extra registered sequential growth acceleration in sales during the year, with the highlight being sales recovery at Hypermarkets, which was the format most affected by the migration of channels due to the economic recession.

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

As of December 31, 2016, the Minimercado Extra and Minuto Pão de Açúcar stores had an average of 300 square meters of selling space.  The sale of food products and non-food products represented 98.1% and 1.9%, respectively, of proximity stores gross sales in 2016.

Gross sales of the proximity stores in 2016 reached R$1,215 million, a 20.3% increase compared to 2015, mainly due to the solid same-store sales growth above inflation. Proximity format reached 284 stores as of December 31, 2016, of which 207 were Minimercado Extra and 77 Minuto Pão de Açúcar.

We significantly improved the performance of our proximity format during 2016 due to the improvement in processes and expansion of scale, reflecting logistics improvements, reduction in shrinkage levels and dilution of expenses.  The more selective approach of the growth plan prioritizes Minuto Pão de Açúcar, which delivers better returns consistently.

In 2016, GPA launched the ‘Aliados Compre Bem’ project, a business model for neighborhood stores that consists of a partnership between GPA and independent retailers, in which GPA provides its operational expertise to reach and increase the sales potential of this market segment by supplying products to its partners under this project.  GPA was the first major Brazilian retailer to offer this type of service and ended the year with approximately 102 stores.

Other Businesses

Other businesses include gas stations, drugstores, food delivery and revenues related to rentals of commercial property.  Gross sales from other businesses increased by 3.1%, R$2,319 million in 2015 to R$2,391 million in 2016, mainly due to the strong performance of gas stations and partially compensated by the slowdown in the real estate market. Other businesses are included in the food retail segment

Gas Stations

As of December 31, 2016, we operated 76 gas stations.  The vast majority of our gas stations are located within the parking area of certain of our stores, mainly in Extra Hiper stores.  The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises.  Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.

Drugstores

As of December 31, 2016, we operated 155 drugstores in 17 states and in the Federal District.  Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores.

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

As of December 31, 2016, we operated four “conventional” PA Delivery units, two located in the greater São Paulo region and one in each of Rio de Janeiro and Brasília and 12 “express” PA Delivery units, ten located in the greater São Paulo region, one Curitiba and one Rio de Janeiro.  As of December 31, 2016, our “In-Store Pick-Up” service was available in four Pão de Açúcar stores (all located in the greater São Paulo region).

As of December 31, 2016, we operated four Extra Delivery units (two located in São Paulo, one Rio de Janeiro and one in Brasilia).  As of December 31, 2016, our “In-Store Pick-Up” service was available in 1 Extra store (located in the greater São Paulo region).

GPA Malls

GPA Malls is our real estate business unit, which is responsible for the creation and management of commercial spaces. GPA Malls manages approximately 267 commercial galleries in Brazil and has a total of 260,000 square meters of gross leasable area (GLA).

Cash and Carry Operating Segment

Our cash and carry segment is focused on clients of small and mid-sized companies and also on final consumers who seek to purchase products in greater quantity at more competitive prices. It offers more than 7,000 items of grocery, food, perishable, beverage, wrapping, hygine and cleaning products, among others.

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

In 2016, we expanded our cash and carry business and invested in organic growth by opening 11 new Assaí stores in 16 Brazilian states, totaling 107 stores as of December 31, 2016, strengthening the Assaí banner’s national footprint, besides generating sufficient cash to fund its own growth during 2016.  We also started a conversion plan of Extra hypermarkets into Assaí, inaugurating two stores at the end of 2016.  In 2016, the Assaí banner reached gross sales of R$15,736 million, an increase of 39.2% compared to 2015.

Acceleration of store portfolio optimization strategy: the two conversions of Extra Hiper to Assaí registered sales growth of over 2.5x, exceeding expectations.

In 2017, we expect the Assaí banner will continue to focus on the conversion plan of around 15 Extra stores and the organic expansion being funded by its own cash generation and efficient management of working capital.

Discontinued Operating Segments

Ponto Frio and Casas Bahia Stores

Our Ponto Frio and Casas Bahia stores are specialized in sales of home appliances, such as consumer electronics and furniture.  As of December 31, 2016, we operated 975 stores (752 Casas Bahia and 223 Ponto Frio stores).  In 2016, our stores had gross sales of R$21,235 million, a 2.6% decrease compared to 2015.

Our Casas Bahia stores target middle- and lower-income customers (B and C income classes), who are attracted by flexible payment alternatives, including installment plans.  Casas Bahia stores are generally larger than Ponto Frio stores.  Our Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

Our Ponto Frio stores target middle- and higher-income customers, but also providing flexible payment alternatives, including installment plans.  We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties.

In 2016, we opened eight new home appliance stores, four Casas Bahia and four Ponto Frio stores, we closed 47 stores, 19 Casas Bahia and 28 Ponto Frio stores, mainly related to CADE requirements (Anti-trust regulatory government body) and converted seven stores from Ponto Frio to Casas Bahia.

Cnova Brazil

According to Buscapé Company Informação e Tecnologia Ltda., or E-Bit, a source of market information related to the e-commerce industry, we are the second largest e-commerce company in Brazil, in terms of gross sales in 2016.  As of December 31, 2016, we offered approximately one million products through our direct sales and marketplace businesses.  Our main websites are Casasbahia.com.br, Pontofrio.com.br and Extra.com.br.  We also have eHub, which offers e-commerce solutions to third-party retailers, including Nike and Hewlett-Packard.  We ended 2016 with 975 “In-Store Pick-Up” locations with the opportunity for significant expansion based on agreements with third-party retailers.  For the year ended December 31, 2016, our gross sales in Brazil were R$5,632 million, a 21.6% reduction compared to 2015.

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

The purchasing of electronic products for Pontofrio, Casas Bahia, Extra-Hypermarket and for our Brazilian e‑commerce operating segment is made by Via Varejo, which purchases from a small number of primarily Brazilian suppliers.  We do not depend on any single supplier in our home appliance and e-commerce operating segments.  In 2016, our largest supplier in the home appliance segment, represented 25.2% of our sales in this segment.  The ten largest suppliers in the home appliance segment represented 69.8% of our respective sales.  Bartira represented 5.8% of our sales in the home appliance segment in 2016.  In addition, in 2016, our largest supplier in the e-commerce operating segment represented approximately 24.3% of our net sales in this segment.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 23 distribution centers and depots strategically located in six Brazilian states and the Federal District with a total storage capacity of approximately 1.33 million square meters.  The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non‑productive store inventories.

Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2015, we inaugurated our first distribution center focused on our home appliances and food retail segments.  The 75,000 m² distribution center is located in the city of Cabo de Santo Agostinho, which is 7 km from the Port of Suape, an important economic center in the state of Pernambuco, in the Northeast region of Brazil.  This distribution center may be expanded to 100,000 m², and has installed capacity for 60,000 pallets.

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

Stores, Supermarkets and Hypermarkets

As of December 31, 2016, the logistic process to supply our stores, supermarkets and hypermarkets, excluding drugstores and gas stations, included 23 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia and the Federal District, corresponding to a 989,894 square meter area including both our own and outsourced distribution centers.  Our distribution process is performed by an outsourced fleet.  As of December 31, 2016, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was 87% excluding our cash and carry operation.  Including our cash and carry operation, our centralization rate was 75%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.”  As of December 31, 2016, 13% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.  Including our cash and carry operation, 25% of our stores’ sales corresponded to “Direct Delivery” products.

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

Gas Stations

Our gas stations are supplied by exclusive suppliers.  In 2016, we used four suppliers.  Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station.  Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.  The process for compressed natural gas (gás natural veicular), or GNV, is different.  GNV is delivered by regional suppliers directly to the gas stations, through dealers and using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves.  This equipment regularly measures the GNV volumes supplied.  GNV is sold through dispensers attached to these entrance boxes, using specific pipelines.

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

In 2016, our marketing efforts were focused on adapting to changing consumers’ needs in light of the economic downturn, notably making adjustments to the assortment of products and increasing competitiveness, supported by initiatives to improve operating efficiency.

In 2014, 2015 and 2016, we spent approximately R$320 million, R$305 million and R$267 million, respectively, on advertising (approximately 0.9%, 0.8% and 0.6%, respectively, of total net operating revenue in each year) accounted for as sales expenses.

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

FIC operates service kiosks in our stores that have exclusive rights to offer credit cards, financial services and insurance, except for extended warranties.  FIC has been operating for more than ten years and as of December 31, 2016 had a portfolio of 3.0 million credit card accounts from customers (including the customer base of Investcred).  Each of our Company and Itaú Unibanco holds 50% of FIC’s capital stock.  The retail segment holds 36% of FIC through CBD, and the home appliances segment holds 14% through Via Varejo.  Itaú Unibanco is responsible for the financial and operational policies of FIC, appointing the majority of its officers.

While 2016 was a challenging year in terms of credit performance in general, FIC was able to control costs and increase revenues.  In 2016, FIC had a profit of R$236 million, an increase of 4.41% compared to 2015.

We maintain our strategy to increase FIC card’s share of sales and to make it the best payment option in our stores and e-commerce operations, with exclusive benefits and advantages for card holders.  We also continue to maintain our focus in credit management and fraud.

The table below sets forth the breakdown of FIC’s customers in 2014, 2015 and 2016:

Total number of clients (in thousands)	2014	2015	2016
Credit cards	3,920	3,920	3,013
Retail	2,485	2,542	1,974
Home appliances	1,435	1,378	1,040

In 2016, Via Varejo entered into amendments with Banco Bradesco S.A. and Banco Bradescard S.A., collectively referred to in this annual report as Bradesco, to (i) the operational agreement which regulates the offer by Bradesco of co-branded credit cards and other financial products related thereto for the brand Casas Bahia, and (ii) the agreement relating to the provisions of services by Via Varejo to Bradesco as a correspondent bank (correspondente bancário), which is a type of service in the Brazilian banking industry that is regulated by the National Monetary Council.  As a correspondent bank of Bradesco, Via Varejo is responsible for promoting, selling and marketing Bradesco’s products, obtaining all of the necessary documentation and supplying all information required for the approval of loans by Bradesco.  Pursuant to the agreement, Bradesco pays Via Varejo, as its correspondent bank, a commission based on the amount of the loan that Bradesco disburses to each of our customers.

On December 4, 2015, Bradesco made a payment to Via Varejo of R$550 million as an advance of fees that will be payable by Bradesco to Via Varejo under the agreements.  This payment may be used by Bradesco to offset the fees that will be due by Bradesco to Via Varejo in the next nine years.  We recognized the payment related to advance of fees as deferred income in our consolidated financial statements. Bradesco also paid Via Varejo R$153.8 million related to additional fees provided for in the agreements.

 In 2016, Cnova Brazil became a party to the operational agreement and the corresponding service agreement between Via Varejo and Bradesco.  Cnova Brazil received from Bradesco R$60 million as an advance of fees that will be due by Bradesco to Cnova Brazil under the agreement.

The term of the operational agreement and the correspondent services agreement have been extended until August 28, 2029.

Credit Sales

In 2016, 48.2% of our net operating revenue was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as described below:

Credit card sales.  All of our store formats and our e-commerce operations accept payment for purchases with main credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC.  Sales to customers using credit cards accounted for 38.3%, 38.2% and 39.3% of our consolidated net operating revenue in 2014, 2015 and 2016, respectively.  Of this total, sales through our FIC co-branded credit cards accounted for 12% of our net operating revenue in 2016.  An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales.  Our Extra hypermarkets offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards.  Sales to customers using credit cards on an installment basis accounted for 30.5%, 29.1% and 28.7% of our total credit card sales (mentioned above) in 2014, 2015 and 2016, respectively.  An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Food vouchers.  We accept as payment in our food stores vouchers issued by third-party agents to participating companies who provide them to their employees as a fringe benefit.  Food vouchers accounted for 8.9%, 9.7% and 9.9% of our consolidated net operating revenue in 2014, 2015 and 2016, respectively.  Credit risk is assumed by the voucher issuing companies.

Technology

We invested R$385 million, R$334 million and R$284 million, in information technology in 2014, 2015 and 2016, respectively.  We are identifying opportunities and mapping efficiency gains by integrating our various operating segments, focusing on governance and our customers.  Since 2014, our information technology department has negotiated with suppliers of services and software reduction of costs on projects and contracts, because of sharing services between our subsidiaries and GPA’s that created economies of scale.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra, Extra Supermercado, Minimercado Extra, Pão de Açúcar, Minuto Pão de Açúcar and Assaí) with respect to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2016, our most important trademarks (Pão de Açúcar, Extra, Conviva, Qualitá, Taeq, Assaí and Barateiro, among others) were duly registered with INPI and we had approximately 4,052 trademarks registered or in the process of being registered in Brazil and abroad (3,629 trademarks in Brazil alone).  We did not have any registered patents as of December 31, 2016.

Our business relies on intellectual property that includes the content of our sites, our registered domain names and our registered and unregistered trademarks.  We believe that the Pão de Açúcar, Extra and other domain names we use in our e-commerce business are valuable assets and essential to the identity of our business.

We own the following domain names, among others:  www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.paodeacucar.com, www.deliveryextra.com.br, www.assai.com.br, www.pontofrio.com, www.casasbahia.com.br, www.barateiro.com.br, www.partiuviagens.com.br, www.cnova.com and www.cdiscount.com.br.  Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil’s leading retail food companies are controlled by companies headquartered abroad.  Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour.  In 1995, the U.S. chain Walmart also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry.  Thus, the Brazilian retail food industry is highly competitive.  Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

Recently, leading retail food companies, including our Company, have pursued the following strategies:

•         development of cash and carry and discount format stores;

•         migration of large stores to smaller format stores, such as neighborhood stores;

•         expansion of cash and carry stores and smaller format stores;

•         investment in store renovations and in asset quality generally;

•         focus on fidelity programs for deeper understanding of consumer habits; and

•         increased promotional activities for hypermarkets and supermarkets, which have been the most affected by customer migration.

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

In relation to our food products e-commerce, through the Pão de Açúcar and Extra banners, we are market leaders and do not face competition at the national level. However, there are competitors in local markets, such as Zona Sul, in the city of Rio de Janeiro, and Sonda, in the city of São Paulo.

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

Environmental and Social Matters

Consistent with the policies of the Casino Group, we are committed to sustainability at various levels of our organizational structure.  In 2013, we created the Corporate Sustainability and Responsibility, or CSR, department which applies to all of our operating segments and reports directly to our Vice-President of Human Resources.  In 2016, the CSR committee (a subcommittee of our board of directors) held meetings and other subcommittees were created to complement the CSR committee and support its agenda.  In addition, in 2016, we:

•         improved the GPA Diversity Program with the publication of a Diversity Manual to Managers and promoted several forums to engage the leadership on disabled people inclusion. Besides that, we reached the number of 2658 employees with disabilities.

•         proceeded with the executive women committee to develop an action plan, aimed at taking measures to encourage gender equality in leadership positions across the Company. The percentage of women in leadership positions surpassed 27%, which represents an increase of 7.8 p.p. compared to 2015.

•         increased the number of energy efficient projects, including new lighting, air conditioning and refrigeration under the “Green Yellow Brazil” initiative and maintenance team: 100 supermarket stores and 38 hypermarket stores.

•         continued to improve our waste management processes as a priority in all banners.  GPA is very active in the shaping of the Brazilian government’s National Policy of Solid Waste.  Our food retail and cash and carry stores focused on reducing waste donated more than 3,605 tons of fruits and vegetables.

•         integrated 30 stores in our food retail segment to composting processes, totaling 50 stores with this initiative. We were leaders in the Casino Group’s food donation program, with the promotion of "Solidarity Day” in which all stores under the Assaí, Extra and Pão de Açúcar banners donated about 755 kilos of non-perishable food items to partner institutions.

•         GPA published in 2016 the Responsible Beef Sourcing Policy to implement tools and processes to allow our suppliers (slaughterhouses and processors) to monitor their beef supply chain and to mitigate the negative impacts generated by the cattle industry, such as deforestation and forced labor.  We organized a workshop with all of our suppliers and worked with SafeTrace, a leading Brazilian expert in traceability to implement a management system connected to GPA in order to obtain information about the farms selling the cattle that will provide all the meat sold in our stores. We collaborate with NGOs, like The Forest Trust and Aliança da Terra, for strategic orientations and tools to analyse the socio-environmental situation of the farms and to foster awareness about the socio-environmental challenges of the beef supply chain.

•         continued the set up of a Social Compliance Program within our Supply Chain. For example, 100% of national textile suppliers from GPA are audited and certified through ABVTEX, a Brazilian Association of Brazilian Textile Retailers who gather in order to control and support the textile supply chain in its process, promoting fair working conditions, health and safety and environmental concerns. GPA also implemented a new Ethical Charter for all its  international and national suppliers, service providers and business partners. All suppliers are asked to read and sign the Ethical Charter that specifies all the requirements related to the respect of human rights, fair working conditions, adapted health and safety, environmental protection and animal welfare that suppliers must respect and uphold. We aim to raise awareness of their responsibility in the upstream supply chain as well as to ban corruption.

•         GPA banners also promoted several initiatives in 2016 in order to encourage responsible consumption. For example, GPA incentivizes  its customers to reduce  and  properly dispose of waste, and offers several lines of products, including 1,386 organic products and 473 products certified by the Forestry Stewardship Council, or a specific fair trade line called Caras do Brasil.

4C.               Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of December 31, 2016:

For further information on our subsidiaries, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

4D.               Property, Plants and Equipment

We own 125 stores, 5 distribution centers (warehouses) and a portion of the real estate property where our headquarters are located.  The remaining 779 stores and 18 distribution centers we operate in Brazil and the remaining portion of the real estate property where our headquarters are located are leased.  Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value.  We have 38 contracts expiring by the end of 2017.  Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them.  In addition, as of December 31, 2016, we had lease agreements with the Klein Family regarding one property (distribution center).  Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.  See “Item 7B.  Related Party Transactions—Lease Agreements with the Klein Family” and note 12 to our audited consolidated financial statements included in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we own and lease as of December 31, 2016:

	Owned		Leased		Total(1)
	Number	Area (in square meters)	Number	Area (in square meters)	Number	Area (in square meters)
Pão de Açúcar	43	56,104	142	181,207	185	237,311
Extra Hiper	41	234,620	93	554,273	134	788,893
Extra Supermercado	28	37,284	166	184,864	194	222,148
Proximity	2	326	282	71,059	284	71,385
Assaí	11	55,862	96	364,963	107	420,825
Total Stores	125	384,196	779	1,356,366	904	1,740,562
Warehouses	5	435,518	18	554,376	23	989,894
Headquarters	3	34,543	5	18,306	8	52,848
Total	133	854,257	802	1,929,048	935	2,783,304

____________________

(1)   Excludes 83 gas stations and 157 drugstores.

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

Despite signs of economic recovery during the second semester of 2016, the Brazilian economic environment, affected by the unfavorable global environment and its related uncertainties, remained challenging for our operations.

Inflation started to decline during the second semester to reach 6.3% in 2016, after 10.7% in 2015 and 6.4% in 2014, and the interest rates were lowered at the end of the year (set at 14.25% since mid-2015, they were lowered by 50bp during the last quarter of 2016 and by 150bp during the first quarter of 2017). The real depreciated 17% against the U.S. dollar in 2016, after having dropped to a two-decade low in September 2015.  International reserves slightly increased from US$356.5 billion in 2015 to US$365.0 billion in 2016.

While these factors were encouraging, we have not yet seen an impact on the indicators that matter most to our operations.  The GDP growth rates remained negative at -3.6% in 2016, after -3.8% in 2015 and 0.5% in 2014, and, more importantly, the unemployment rate has been increasing constantly during 2016 to reach 12% at the end of the year (compared to 8.5% in 2015 and 6.8% in 2014).  These two indicators have a direct impact on the purchasing power of the Brazilian workforce. According to the Brazilian Association of Supermarkets, the sales of the sector, in real terms, grew by only 1.6% in 2016.

In September 2015, Standard & Poor’s reduced Brazil’s sovereign credit rating from “BBB-” (minus) to “BB+” (plus), followed by another reduction to “BB” on February 2016 citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties.  In December 2015, Moody’s placed Brazil’s “Baa3” issuer and bond ratings on review for downgrade (which was confirmed by the agency in February 2016 when it was reduced to “Ba2”), citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions.  Subsequently, Fitch downgraded Brazil’s sovereign-credit rating to “BB+ (plus) with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession (achieving “BB” in May 2016 with a negative outlook).  As a result, Brazil lost its investment grade status and as a consequence thereof there is an expectation of an increase in borrowing costs for Brazil and further difficulty in securing credit.  In the International Monetary Fund’s most recent World Economic Outlook, the Brazilian GDP is projected to increase 0.2% during 2017.

A prolongation of the current recession would lead to a further decline in household consumption as a result of high unemployment, which would adversely affect our results of operations and financial condition.  In order to mitigate this effect, we are currently adapting our store’s portfolio with conversion to our low-cost format.  On the other hand, a confirmation of the recent trend in inflation and interest rates would have a positive effect on our results of operations and financial condition, as our contracts are partially readjusted based on Brazil’s national inflation indices and the majority of our financial revenues and financial expenses have variable interest rates.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31,
	2014	2015	2016
GDP Growth(1)	0.5%	(3.8)%	(3.6)%
Inflation (IGP-M) (%)(2)	3.7%	10.5%	7.1%
Inflation (IPCA) (%)(3)	6.4%	10.7%	6.3%
CDI (%)(4)	10.8%	13.2%	14.0%
TJLP (%)(5)	5.0%	7.0%	7.5%
SELIC rate (%)(6)	11.8%	14.3%	13.8%
Appreciation (depreciation) of real before USD (%)	13.4%	47.0%	(17.0)%
Exchange rate (closing) R$ per USD 1.00(7)	2.656	3.905	3.259
Average exchange rate R$ per USD 1.00(8)	2.355	3.339	3.484

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

As of December 31, 2016, the Company calculated the recoverable amount of goodwill arising from past acquisitions, which balance ceased to be amortized as of January 1, 2008, for the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, the goodwill arising from business combinations and trade names with indefinite useful lives were allocated to our two operating segments, which consists of our retail and cash and carry.

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use, which was itself based on cash flow projections arising from financial budgets approved by senior management for the next three years.  The discount rate applied to cash flow projections is 12.4% varying to 11.6% in subsequent periods over three years, and cash flows exceeding three years are extrapolated by the expected growth of each segment.  Based on this analysis, no impairment loss was identified, and the value that we use to calculate it is substantially in excess of the carrying amount of the cash generating units. Commercial rights refer to amounts paid to former owners of commercial locations.  To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by stores and we test them together with the fixed assets as described in note 6.1 to our consolidated financial statements.

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

We have tax loss carry forwards amounting to a tax benefit of R$112 million as of December 31, 2016 (R$232 million as of December 31, 2015).  These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances, however, the use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

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

Recoverable taxes

The Company has recoverable tax credits related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The estimate of future recoverability of these tax credits is made based on growth projections, operational matters, the consumption of the credits by the Group companies and the special tax regime. For details of credits and compensation, see note 11 to our consolidated financial statements included in this annual report.

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

 Cnova Reorganization

In August 2016, Cnova, Cnova Brazil and Via Varejo entered into the Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo.  In connection with the Cnova Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of US$5.50 per share, subject only to completion of the Cnova Reorganization.

The Cnova Reorganization was completed on October 31, 2016, and it was the first transaction of a series of two transactions conducted by Casino that together constituted a “going private” transaction of Cnova, as such term is used in Rule 13e-3 of the Exchange Act.

As a result of the Cnova Reorganization:

(iv)               Via Varejo became the sole shareholder of Cnova Brazil, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova;

(v)                 Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount; and

(vi)               CBD was no longer a majority shareholder of Cnova.

Consequently, since October 31, 2016, CBD has not consolidated the results of operations of Cnova. Beginning November 1st, 2016, we have recorded Cnova’s results of operations related the e-commerce activities outside of Brazil in our statement of operations as equity pick-up.

In December 2016, Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States and in France.  The Offers were the second and final transaction of the “going private” transaction of Cnova. As a result of the Offers, Casino and its controlled affiliates beneficially own, in the aggregate, 340,665,252 Cnova ordinary shares, representing approximately 98.9% of Cnova’s outstanding ordinary shares.

In accordance with IFRS 5, as a result of the Cnova Reorganization and the “going private” transaction of Cnova carried out by Casino, we presented the net results after taxes reported by Cnova until October 31, 2016, representing the companies that operate in the e-commerce segment outside of Brazil in one single line item in the statement of operations and the balances of assets and liabilities held for sale and discontinued operations.  For further information on the Cnova Reorganization and its effects on our consolidated financial statements, see note 35.1 to our consolidated financial statements as of and for the year ended December 31, 2016.

Discontinued Operations of Via Varejo

On November 23, 2016, our board of directors approved our plan to sell our shareholdings in Via Varejo, in line with our long-term strategy to focus on the food retail segment.

In accordance with IFRS 5, we concluded that in light of the efforts undertaken so far and our board of directors’ commitment to sell our shareholdings in Via Varejo, we believe that the sale is likely to take place. As a result, we report the net results of Via Varejo (including its subsidiary Cnova Brazil) as of and for the year ended December 31, 2016, after taxes in one single line item in the statement of operations and the balances of assets and liabilities are presented as held for sale and discontinued operations.  For further information on our plan to sell our shareholdings in Via Varejo and its effects on our consolidated financial statements, see note 35.2 to our consolidated financial statements as of and for the year ended December 31, 2016.

Our consolidated financial statements as of and for the year ended December 31, 2015 and 2014 have been re-presented for comparative purposes to account for the aforementioned events.  The effect of assets and liabilities held for sale as of December 31, 2016, was R$20,303 million and R$15,632 million, respectively.  The effect of the results of discontinued operations for the years ended December 31, 2016, 2015 and 2014 was a loss of R$1,005 million, a loss of R$891 million and a gain of R$620 million, respectively.

Overview

As the preceding year, 2016 was marked by a challenging period in which the macroeconomic scenario remained recessionary and consumers more selective, following a decade of accelerated expansion in Brazil’s retail industry.

Our response to this transformation in market conditions began with a comprehensive review of the key fundamentals of the retail industries, such as store assortment, how we manage the product mix and our capacity to improve procurement and offer customers more attractive promotions and conditions.

At the level of our business segments, we made progress on analyzing our portfolio from a strategic standpoint, which will ensure more balanced growth, especially in higher-return formats. This led us to prioritize new store openings in models best suited to their environments (Assaí cash & carry, Minuto Pão de Açúcar proximity stores and Pão de Açúcar) and to shut down unprofitable units.

We also began a process to change the banners of existing assets, by converting two Extra Hiper stores into Assaí, whose initial results have surpassed our expectations. For 2017, we will accelerate this timetable by opening approximately 15 new Assaí store conversions. In addition to the six to eight new Assaí stores to be opened, the conversions will help accelerate the expansion of our cash and carry banner into new cities and states across Brazil.

Our sales performance in 2016 show that we are on the right path.  Our food segment had net sales growth of 11.4% in 2016, which is even more significant considering the recessionary macro environment.  Assaí made the strongest contributions to our consolidated results, with sales growth of 38.6% in 2016. This growth shows that the expansion carried out in 2016, with 13 new stores opened, was the right choice and that our positioning is aligned with the current economic context.

In the proximity segment, we were pleased to see our Minuto Pão de Açúcar stores featured by the website Canadian Grocer as one of the 25 grocery stores to visit before you die. We also launched Aliados CompreBem, a partnership between GPA and small and midsized retailers that already has reached 102 stores in operation.

In the food retail segment, we adjusted our commercial actions and operations for the Extra banner to improve alignment with consumer trends, who are increasingly sensitive to promotions and to protecting their purchasing power.  The new actions launched in 2016 have begun to show results, with growing sales and consistent market share gains.

We took an important strategic decision in 2016: to concentrate our efforts on the food segment (our core business), which led us to announce, at year-end, the divestment of Via Varejo. The proceeds from the transaction, which should be concluded in 2017, will be invested in actions to consolidate and expand GPA’s market share in the food segment, given the opportunities for future investments and the prospects for growth, as well as the expected recovery in food retail consumption over the coming years.

In sustainability, we also made important advances in 2016, which included incorporating diversity and energy efficiency indicators into the variable compensation calculation.  We also dedicated greater efforts to fostering diversity, with a focus on the Company’s strategic stakeholders.  We also made progress on reducing the social and environmental impacts of our activities.  Our new beef sourcing policy allows us to control 98% of the beef we sell, which ensures social and environmental compliance in terms of the direct product origin.  Meanwhile, the project Reutilizar, which allows consumers to shop using their own reusable containers, reduces unnecessary packaging waste, while enabling them to buy just the amount they need.

We begin 2017 facing an economic scenario as challenging as last year’s, but with our company now better prepared and structured.  We remain cautious, yet confident that the scenario will improve throughout the year, and that the second half will bring a more promising outlook.

We will maintain the same rigor and discipline in our actions and investments to protect the interests of shareholders, ensure the Company’s sustainable growth and accomplish our mission: to grow sustainably, with a focus on the customer, while streamlining our operations and adopting best management practices in all our activities.

Results of Operations for 2016, 2015 and 2014

We measure the results of our operating segments in conformity with IFRS using, among other measures, each segment’s operating results.  References to “same-store” sales is determined by the sales made in stores open for at least 12 consecutive months and that did not close or remain closed for a period of seven or more consecutive days.

The following table presents the consolidated results of operations in accordance with IFRS, as included in our consolidated financial statements.

Results of Operation	Year Ended December 31, (1)
	2016	%	2015	%	2014	%

	(in millions of R$, unless otherwise noted)
Net operating revenue	41,454	100.0	37,198	100.0	34,741	100.0
Cost of sales	(31,933)	(77.0)	(28,123)	(75.6)	(25,955)	(74.7)
Gross profit	9,521	23.0	9,075	24.4	8,786	25.3
Selling expenses	(6,567)	(15.8)	(5,922)	(15.9)	(5,315)	(15.3)
General and administrative expenses	(884)	(2.1)	(766)	(2.1)	(752)	(2.2)
Depreciation and Amortization	(707)	(1.7)	(650)	(1.7)	(581)	(1.7)
Other operating expenses, net	(567)	(1.4)	(206)	(0.6)	(306)	(0.9)
Profit from operations before financial income (expenses) and share of profit of associates	796	1.9	1,531	4.1	1,832	5.3
Financial income	231	0.6	354	1.0	323	0.9
Financial expenses	(1,134)	(2.7)	(1,122)	(3.0)	(921)	(2.7)
Financial expenses, net	(903)	(2.2)	(768)	(2.1)	(598)	(1.7)
Share of profit of associates	60	0.1	81	0.2	78	0.2
Profit before income tax and social contribution	(47)	(0.1)	844	2.3	1,312	3.8
Income tax and social contribution	(24)	(0.1)	(229)	(0.6)	(348)	(1.0)
Net income from continued operations	(71)	(0.2)	615	1.7	964	2.8
Net income from discontinued operations	(1,005)	N/A	(891)	N/A	620	N/A
Net income for the year	(1,076)	N/A	(276)	N/A	1,584	N/A
Attributed to controlling shareholders	(482)	N/A	265	N/A	1,207	N/A
Net income from continued operations	(71)	(0.2)	615	1.7	964	2.8
Net income from discontinued operations	(411)	N/A	(350)	N/A	243	N/A
Attributed to noncontrolling shareholders	(594)	N/A	(541)	N/A	377	N/A
Net income from continued operations	-	-	-	-	-	-
Net income from discontinued operations	(594)	N/A	(541)	N/A	377	N/A

____________

(1)     In 2016, there were two transactions that lead to the retrospective reclassification of operational segments into a single line of the statement of operations as “Discontinued Operations” for the years ended December 31, 2016, 2015 and 2014, as described in note 35 to our consolidated financial statements and terms of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The transactions are: i) Corporate restructuring that lead to the deconsolidation of the international activity of the e-commerce segment starting on October 31, 2016, becoming an equity investee. The statement of operations until this date was reclassified to “Discontinued operations”. The Brazilian activity of the e-commerce segment was contributed to Via Varejo, becoming one sole segment. ii) Due to the announced efforts and probability to sell Via Varejo, including the Brazilian e-commerce activity, reclassifying the statement of operations for the whole years ended December 31, 2016, 2015 and 2014.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below.  For further information on the segments, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Information for our segments is included in the following tables:

Segments	Year Ended December 31, 2016
Statement of operations	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Others(1)	Total
	(in millions of R$)
Net operating revenue	26,967	14,487	-	-	41,454
Gross profit	7,351	2,170	-	-	9,521
Depreciation and amortization	(576)	(131)	-	-	(707)
Profit from operations before financial income (expenses) and share of profit of associates	319	477	-	-	796
Financial expenses, net	(808)	(95)	-	-	(903)
Share of profit of associates.......................	77	-	-	(17)	60
Profit (loss) before income tax and social contribution	(413)	383	-	(17)	(47)
Income tax and social contribution	76	(100)	-	-	(24)
Net income (loss) – continued operations	(337)	283	-	(17)	(71)
Net income (loss) – discontinued operations	(78)	-	(927)	-	(1,005)
Net income (loss) for the year	(415)	283	(927)	(17)	(1,076)

____________

(1) Equity pickup of the Company in Cnova.N.V.

Segments	Year Ended December 31, 2015
Statement of operations	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Total
	(in millions of R$)
Net operating revenue	26,745	10,453	-	37,198
Gross profit	7,538	1,537	-	9,075
Depreciation and amortization	(552)	(98)	-	(650)
Profit from operations before financial income (expenses) and share of profit of associates	1,194	337	-	1,531
Financial expenses, net	(691)	(77)	-	(768)
Share of profit of associates	81	-	-	81
Profit (loss) before income tax and social contribution	584	260	-	844
Income tax and social contribution	(140)	(89)	-	(229)
Net income (loss) – continued operations	444	171	-	615
Net income (loss) – discontinued operations	(74)	-	(817)	(891)
Net income (loss) for the year	370	171	(817)	(276)

Segments	Year Ended December 31, 2014
Statement of operations	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Total
	(in millions of R$)
Net operating revenue	26,415	8,326	-	34,741
Gross profit	7,578	1,208	-	8,786
Depreciation and amortization	(503)	(78)	-	(581)
Profit from operations before financial income (expenses) and share of profit of associates	1,599	233	-	1,832
Financial expenses, net	(547)	(51)	-	(598)
Share of profit of associates	78	-	-	78
Profit (loss) before income tax and social contribution.	1,130	182	-	1,312
Income tax and social contribution	(286)	(62)	-	(348)
Net income (loss) – continued operations	844	120	-	964
Net income (loss) – discontinued operations	(89)	-	709	620
Net income (loss) for the year	755	120	709	1,584

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Consolidated

Net operating revenue. Net operating revenue increased by 11.4%, or R$4,256 million, from R$37,198 million in 2015 to R$41,454 million in 2016, mainly due to the increase of R$4,034 million in the cash and carry segment and, to a lesser extent, the increase of R$222 million in the food retail segment. In the cash and carry segment, there was an increase of R$1,918 million in same-stores sales, and the additional increase was due to the expansion of new stores, mainly 13 new Assaí stores.  In the food retail segment, there was an increase of 1.9% in same-stores sales, which was almost entirely offset by the decrease of stores in the formats Extra Hyper (including two conversions to Assaí) and Extra Super, during the year.

Gross profit. Gross profit increased by 4.9%, or R$446 million, from R$9,075 million in 2015 to R$9,521 million in 2016. The increase in gross profit was lower than the increase in net operating revenue, mainly due to our competitiveness strategy, especially in the food retail segment, which caused a decrease of R$187 million, or 0.4 p.p. in gross profit. This decrease was partially offset by an increase in gross profit from the cash and carry segment of R$633 million, mainly due to an increase in net operating revenue. Gross profit for Assaí represented 0.2 p.p. of gain in comparison to 2015.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 11.4%, or R$763 million, from R$6,688 million in 2015 to R$7,451 million in 2016. This increase was principally due to the increase in net operating revenue, especially in the Assaí banner.  Despite the inflation in the period and the organic growth, our expenses at the end of the year remained stable at 18.0% as a percentage of net sales as a result of our strategy to optimize expenses.

Depreciation and amortization. Depreciation and amortization increased by 8.8%, or R$57 million, from R$650 million in 2015 to R$707 million in 2016, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisition.

Other operating expenses, net. Other operating expenses, net, increased by R$361 million, from R$206 million in 2015 to R$567 million in 2016.  This increase was mainly due to an increase of R$353 million in provisions for tax risks accrued in the year end.

Financial expenses, net. Financial expenses, net, increased by 17.6%, or R$135 million, from R$768 million in 2015 to R$903 million in 2016, mainly as a result of (i) an increase of 5.7% in the weighted interest rate in the period that caused an increase in the cost of receivables sold of R$43 million and (ii) a decrease of R$123 million in interest earned on our cash availability due to lower level of cash availability during the year.  These factors were offset by a decrease of R$39 million in interest calculated on other accounts, such as provision for tax risks, and other liabilities.  In addition, while there was an increase in interest rates during the period, we were able to decrease our total debt and incur less expensive credit lines, which caused an increase of only R$7 million in the cost of debt.

Share of profit of associates. Share of profit of associates decreased by 25.9%, or R$21 million, from R$81 million in 2015 to R$60 million in 2016. The decrease results from a lower profit in the amount of R$5 million from FIC, and equity pickup for two months of Cdiscount of R$16 million (losses).

Profit/loss before income tax and social contribution. Profit before income tax and social contribution decreased by 105.6%, or R$891 million, from a profit of R$844 million in 2015 to a loss of R$47 million in 2016, due to the decrease in margin, mainly in the food retail segment, increased other operating expenses, net and increased financial expenses, net.

Income tax and social contribution. Income tax and social contribution decreased by 89.5%, or R$205 million, from R$229 million in 2015 to R$24 million in 2016.  This variation was mainly due to the income tax effect on payment of interest on shareholders’ equity of R$13 million from Assai to GPA and other permanent differences.

Net income/loss for the year continued operations. Net loss for 2016 was R$71 million, a decrease of R$686 million, from a net income of R$615 million in 2015, mainly due to the decrease in margin, especially in the food retail segment, increased other operating expenses, net and increased financial expenses, net.

Net income/loss for the year discontinued operations. Net loss for 2016 was R$1,005 million, a decrease of R$114 million, from a loss of R$891 million in 2015, mainly due to higher competitiveness in the home appliances and food retail segments and the decrease in the in the e-commerce segment, partially offset by increased revenues from the cash and carry segment.

Segment Information

Food Retail Segment

As of December 31, 2016, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Minuto Pão de Açúcar, Extra Supermercado and Extra Hiper).

Net operating revenue.  Net operating revenue increased by 0.8%, or R$222 million, from R$26,745 million in 2015 to R$26,967 million in 2016, mainly due to same stores sales of 1.9%, which was partially offset by stores conversion and closing of stores (conversion of two hypermarkets, closing of five supermarkets and net closing of 37 proximity stores).

Gross profit.  Gross profit decreased by 2.5%, or R$187 million, from R$7,538 million in 2015 to R$7,351 million in 2016.  In the same period, our gross margin decreased from 28.2% in 2015 to 27.3% in 2016.  This 0.9 p.p. variation was due to the price competitiveness strategy adopted throughout the year, especially for the Extra banner, which was partially offset by an increase in the share of higher margin formats (i.e, Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar).

Depreciation and amortization.  Depreciation and amortization increased by 4.3%, or R$24 million, from R$552 million in 2015 to R$576 million in 2016, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisition.

Profit/loss from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates decreased by 73.3%, or R$876 million, from R$1,194 million in 2015 to R$318 million in 2016, mainly due to lower gross margins, increased depreciation and inflationary pressure on operating expenses.

Financial expenses, net. Financial expenses, net, increased by 14.48%, or R$117 million, from R$691 million in 2015 to R$808 million in 2016 in line with the increase in interest rate in the period.

Profit/loss before income tax and social contribution.  Profit before income tax and social contribution decreased by 170.7%, or R$997 million, from a profit of R$584 million in 2015 to losses of R$413 million in 2016, mainly due to the decrease in our operating profit, as a result of inflationary pressure on expenses, increase of financial expenses and also accrual of tax risks in the year.

Cash and Carry Segment

As of December 31, 2016, the Assaí banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 38.6%, or R$4,034 million, from R$10,453 million in 2015 to R$14,487 million in 2016, mainly due to an increase of R$1,918 million in same-stores sales and the difference due to the expansion of 13 new stores.

Gross profit.  Gross profit increased by 41.2%, or R$633 million, from R$1,537 million in 2015 to R$2,170 million in 2016. The increase in gross profit exceeded the increase in net operating revenue.  In the same period, our gross margin increased 0.3 p.p., from 14.7% in 2015 to 15% in 2016 due to the banner’s growth and maturation of new stores.

Depreciation and amortization. Depreciation and amortization increased by 33.7%, or R$33 million, from R$98 million in 2015 to R$131 million in 2016, mainly due to property and equipment acquired during 2016 and the opening of 13 new stores.

Profit/loss from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 41.8%, or R$141 million, from R$337 million in 2015 to R$478 million in 2016.  This increase outpaced sales growth, despite the strong expansion of stores in the year and the inflationary pressure on expenses, mainly electricity costs, as a result of improved operating efficiency.

Financial expenses, net. Financial expenses, net, increased by 23.4%, or R$18 million, from R$77 million in 2015 to R$95 million in 2016.  This increase was mainly due to higher sale of receivables and interest on other debts.

Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by R$123 million, from R$260 million in 2015 to R$383 million in 2016, mainly due to an increase in our operating profit and was partially offset by an increase in our financial expenses, net.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Consolidated

Net operating revenue. Net operating revenue increased by 7.1%, or R$2,457 million, from R$34,741 million in 2014 to R$37,198 million in 2015, mainly due to an increase of R$2,127 million in the cash and carry segment, which same-store sales increased by 11.6%, or R$949 million, and the additional increase was mainly due to 11 new Assaí stores.  In the food retail segment, while there was a decrease in same-stores sales of 0.2%, the increase of R$372 million was due to new openings in the year (mainly one Pão de Açucar store, and 55 stores in the proximity format).

Gross profit. Gross profit increased by 3.3%, or R$289 million, from R$8,786 million in 2014 to R$9,075 million in 2015. The increase is mainly due to a 0.5 p.p. loss in margin in the food retail segment due to the economic crisis in the year causing a decrease of R$40 million in gross profit for this segment, and a 0.2 p.p. gain in margin in the cash and carry segment, causing an increase of R$329 million in gross profit for this segment, including the benefit of higher sales.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 10.2%, or R$621 million, from R$6,067 million in 2014 to R$6,688 million in 2015. This increase is in line with the inflation of the period, principally: (i) increase in electricity cost of R$215 million, (ii) increase in personnel expenses mainly related to annual salary increase of approximately R$130 million and other increases suffered from inflationary pressure.

Depreciation and amortization. Depreciation and amortization increased by 11.9%, or R$69 million, from R$581 million in 2014 to R$650 million in 2015, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisition.

Other operating expenses, net. Other operating expenses, net, decreased by R$100 million, from R$306 million in 2014 to R$206 million in 2015.  This decrease was mainly due to (i) decrease of R$187 million of tax contingencies, (ii) increase of restructuring costs of R$52 million, (iii) increased of costs on corporate litigation related to Morzan in the amount of R$22 million, and (iv) R$13 million in other expenses.

Financial expenses, net. Financial expenses, net, increased by 28.4%, or R$170 million, from R$598 million in 2014 to R$768 million, mainly as a result of (i) an increase of 26.8% in the interest rate that caused an increase in interest expenses of R$76 million in other accounts, such as contingencies, and other liabilities, and (ii) an increase in the cost of debt plus cost of receivables sold of R$125 million, in spite of the decrease in total debt and lesser receivables sold during the year.  These factors were offset by an increase of R$31 million in interest earned on our cash availability.

Share of profit of associates. Share of profit of associates increased by 3.8%, or R$3 million, from R$78 million in 2014 to R$81 million in 2015, caused by a slightly higher equity pickup in FIC.

Profit/loss before income tax and social contribution. Profit before income tax and social contribution decreased by 164%, or R$2,156 million, from a profit of R$1,312 million in 2014 to a loss of R$844 million in 2015, due to the decrease in margin, mainly in the food retail segment, increased other operating expenses, net and increased financial expenses, net.

Income tax and social contribution. Income tax and social contribution decreased by 34.2%, or R$119 million, from R$348 million in 2014 to R$229 million in 2015, causing a variation in the effective rate from 26.5% in 2014 to 27.1% in 2015.

Net income/loss for the year for continued operations. Net income for 2015 was R$615 million, a decrease of R$349 million, from a net income of R$964 million in 2014, due to the decrease in margin, mainly in the food retail segment, increased other operating expenses, net and increased financial expenses, net.

Net income/loss for the year for discontinued operations. Net loss for 2015 was R$891 million, a decrease of R$1,511 million, from a net income of R$620 million in 2014, mainly due to the decrease in margin as a result of higher competitiveness in home appliances segment, higher competitive also on food retail and a decrease in the e-commerce business, which was partially off set by the improvement of the Assaí banner.

Segment Information

Food Retail Segment

As of December 31, 2015, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Minuto Pão de Açúcar, Extra Supermercado and Extra Hiper).

Net operating revenue.  Net operating revenue increased by 1.2%, or R$330 million, from R$26,415 million in 2014 to R$26,745 million in 2015, mainly due to an increase in sales from 50 net new stores (one Pão de Açucar and the remaining substantially Proximity stores). This increase was partially offset by our increased competitiveness and reduction of prices due to the macroeconomic scenario and changes in behavior of consumers, who are increasingly seeking more first-price products or products in promotion.

Gross profit.  Gross profit decreased by 0.5%, or R$40 million, from R$7,578 million in 2014 to R$7,538 million in 2015.  In the same period, our gross margin decreased from 28.6% in 2014 to 28.1% in 2015.  This 0.5 p.p. variation was due to the price competitiveness strategy adopted throughout the year, especially in the Extra banner, which was partially offset by (i) an increase in the share of higher margin formats (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), and (ii) the growth in rental revenue from commercial centers.

Depreciation and amortization.  Depreciation and amortization increased by 9.7%, or R$49 million, from R$503 million in 2014 to R$552 million in 2015, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisition.

Profit/loss from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates decreased by 25.3%, or R$404 million, from R$1,599 million in 2014 to R$1,194 million in 2015, mainly due to lower gross margins and inflationary pressure on operating expenses.

Financial expenses, net. Financial expenses, net, increased by 26.3%, or R$144 million, from R$547 million in 2014 to R$691 million in 2015 in line with interest rate increase in the period.

Profit/loss before income tax and social contribution.  Profit before income tax and social contribution decreased by 48.3%, or R$546 million, from R$1,130 million in 2014 to R$584 million in 2015, mainly due to the decrease in our operating profit, as a result of inflationary pressure on expenses and higher electricity costs.

Cash and Carry Segment

As of December 31, 2015, the Assaí banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 25.5%, or R$2,127 million, from R$8,326 million in 2014 to R$10,453 million in 2015, mainly due to: an increase in sales from new stores and, to a lesser extent, an increase in same-store sales, which resulted from (i) continuous growth in customer traffic at stores; (ii) banner’s assertive positioning and (iii) attractive prices. In 2015, we opened 11 new stores in seven different Brazilian states.

Gross profit.  Gross profit increased by 27.2%, or R$329 million, from R$1,208 million in 2014 to R$1,537 million in 2015. The increase in gross profit exceeded the increase in net operating revenue.  In the same period, our gross margin increased 0.2 p.p., from 14.5% in 2014 to 14.7% in 2015 due to the banner’s growth and maturation of new stores.

Depreciation and amortization. Depreciation and amortization increased by 25.6%, or R$20 million, from R$78 million in 2014 to R$98 million in 2015, mainly due to property and equipment acquired during 2015 and the opening of 11 new stores.

Profit/loss from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 44.6%, or R$104 million, from R$233 million in 2014 to R$337 million in 2015.  This increase outpaced sales growth, despite the strong expansion of stores in the year and the pressure on expenses related to inflation and mainly electricity costs, as a result of improved operating efficiency.

Financial expenses, net. Financial expenses, net, increased by 51.0%, or R$26 million, from R$51 million in 2014 to R$77 million in 2015.  This increase was mainly due to increased sale of receivables and interest on other debts.

Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by 42.9%, or R$78 million, from R$182 million in 2014 to R$260 million in 2015, mainly due to an increase in our operating profit and partially offset by an increase in our financial expenses, net.

5B.               Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables entered into with financial institutions (banks and credit card merchant acquirers).  Additionally, we have issued debentures in the local markets and obtained loans from banks and from BNDES.

In 2016, we continued selling our receivables to banks and credit card merchant acquirers without right of recourse or any obligation related therewith.  For further information on the sale of receivables, see note 8.1 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2016, we had R$9,142 million in cash and cash equivalents, of which R$5,112 million derived from our continued operations and R$4,034 million derived from our discontinued operations.  We have a policy of maintaining cash and cash equivalents to meet short-term liquidity needs.  Historically, a relevant portion of our cash is generated during the fourth quarter of the year, and our cash level decreases between the second and third quarter of each year.

Our main cash needs include:

•         the servicing of our indebtedness; and

•         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure.

Our primary sources of liquidity have historically been cash flow from our operating activities.  Net cash provided from (used in) operating activities, including continued and discontinued operations, was R$(1,304) million in 2016, R$4,632 million in 2015 and R$4,990 million in 2014.  From 2014 to 2015, the decrease in net cash provided from (used in) operating activities was due to lower profitability in the amount of R$1,860 million, which was partially offset by the variation in other assets and liabilities accounts, generating a gain of R$1,569 million.  From 2015 to 2016, the decrease in net cash provided from (used in) operating activities was due to lower profitability in the amount of R$800 million, which was partially offset by the variation in other assets and liabilities in the amount of R$(5,637) million, principally in trade receivables and trade payables.  In addition, in 2016, net cash provided from (used in) operating activities was primarily used for investments in the capital expenditures program, totaling R$1,265 million.  Our inventory days, improved by five days in 2016, as compared to 2015, due to optimizations in all of our business segments.

Our total cash position as of December 31, 2016, decreased by 17%, or R$1,873 million, from R$11,015 million in 2015 to R$9,142 million in 2016.

Net cash used in investment activities was R$(2,020) million, R$(1,852) million and R$(1,624) million for the years ended December 31, 2016, 2015 and 2014, respectively.  From 2014 to 2015, the increase was mainly due to incremental purchases of property and equipment.  From 2015 to 2016, the increase was a result of lower profitability caused by the net cash position deconsolidated of Cnova in the amount of R$621 million, which was partially offset by a decrease in purchases of property and equipment in the amount of R$316 million and others in the amount of R$(137) million.

Net cash provided by (used in) financing activities, considering proceeds received and disbursements made, was R$1,475 million, R$(3,006) million and R$(636) million for the years ended December 31, 2016, 2015 and 2014, respectively.  From 2014 to 2015, the increase was mainly due to increase in loans paid (net of proceeds from loans) in the amount of R$(2,912) million in 2015, compared to R$(739) million in 2014.  From 2015 to 2016, the increase in net cash provided by (used in) financing activities was substantially due to proceeds from loans in excess of the payments in the amount of R$601 million in 2016, compared to R$(2,912) million in 2015, plus loans obtained from related parties amounting R$548 million and R$431 million less dividends paid. Our outstanding debt as of December 31, 2016, decreased by 26.4%, or R$2,109 million, from R$7,978 million in 2015 to R$5,869 million in 2016, excluding the non-food segment, consisting of:

•         R$4,159 million in real-denominated loans, and

•         R$1,710 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Certain suppliers offer us the ability to extend to Via Varejo the same due dates in connection with payables. Given the characteristics of these commercial negotiations between the suppliers and Via Varejo (“Structured Payable Program”), we recorded these financial liabilities as credit lines with financial institutions with a cost of 112.3% of CDI in the total amount of R$489 million. We do not consider this amount as part of our total debt and we presented it in “held for sale and discontinued activities”. For further information on these transactions, see note 18.1 to our audited consolidated financial statements included elsewhere in this annual report.

Our debt interest expense was R$705 million in 2016 and R$698 million in 2015, excluding our discontinued operations.

We have adopted a treasury policy to manage foreign exchange risk, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represents 29% of our total debt.  We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counter-party that provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate.  The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan.  This policy protects us against losses resulting from currency devaluations.

We have credit lines outstanding with financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or Finame, platform, which are used in the ordinary course of business for purchase of machinery and equipment financing.  Amortizations are in monthly installments after a grace period.  BNDES has historically been one of our sources of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment.  For further information on our lines of credit with BNDES Finame, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

We issued a number of non-convertible debentures in recent years, as follows:

In September 2014, our shareholders approved the twelfth issuance and public offering of debentures in Brazil.  We received proceeds equivalent to R$900 million for 900,000 non-convertible debentures issued as the first series of the twelfth issuance.  The debentures accrue interest at 107.0% of the average CDI rate, payable semi-annually.  Principal will be paid on September 12, 2018, and on the maturity date of September 12, 2019.

In August 2016, our shareholders approved the second issuance of promissory notes in Brazil.  We received proceeds equivalent to R$500 million for 200 promissory notes.  The promissory notes accrue interest at 108.0% of the average CDI rate, payable on the maturity date of January 30, 2017.

In December 2016, our shareholders approved the 13th issuance of non-convertible debentures in Brazil.  We received proceeds equivalent to R$1,013 million for 1,012,500 non-convertible debentures that were placed privately with Ares Serviços Imobiliários Ltda., which assigned and transferred the securities to Apice Securitizadora S.A. which acquired the Debentures and the Agribusiness Credit Rights (CRA) with purpose to bind with the second series of the first issuance of Certificate of Agribusiness Receivables (CRA). In summary, the debentures will serve to back the 2nd series of the 1st issuance of CRAs (Certificate of Agribusiness Receivables) of Ápice Securitizadora.  The proceeds will be used exclusively for purchase of horticultural and agribusiness products, such as fruits, vegetables, dairy and others directly from the rural producers and cooperatives.  The debentures accrue interest at 97.5% of the average CDI rate, payable semi-annually.  Principal will be paid on the maturity date of December 20, 2019.

As of December 31, 2016, we had 900,000 non-convertible debentures outstanding, totaling R$939 million related to the 12th issuance, 1,012,500,000, non-convertible debentures outstanding, totaling R$1,017 million related to the 13th issuance and 200 promissory notes totaling R$530 million related to the 2nd issuance.  We are subject to certain covenants, such as net debt (debt less cash and cash equivalents and trade receivables) not to exceed equity and consolidated net debt-to-EBITDA ratio equal to or less than 3.25.

We are required to maintain certain debt financial covenants. The ratios are calculated based on our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil.  The ratios are (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25.  During 2016, we complied with the covenants under our debt instrument.

For further information on our non-convertible debentures, see note 17.4 to our audited consolidated financial statements included elsewhere in this annual report.

Borrowings in foreign currencies

As of December 31, 2016, we had borrowings in foreign currencies (US dollar and euro) to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments.  The last maturity is scheduled for October 2018.

Capital expenditures

In 2016, our capital expenditures totaled R$1,543 million.  These investment projects were financed with our operating cash flow and by third parties.  Our capital expenditures were R$1 million in 2015.  For further information on the specific use of our capital expenditures in 2016, see “Item 4A.  History and Development of the Company—Capital Expenditure and Investment Plan.”

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

5D.               Trend Information

After having reached historically low levels during the first semester of 2016, consumer confidence, as measured by Nielsen, started to increase (+11.0 bps), driven by the political changes in the country and the promising trend of inflation (decrease of 256.0 bps, from 8.85% in June 2016 to 6.29% in December 2016) and the decrease of the interest rates (decrease of 46.0bps, from 14.15% in June 2016 to 13.65% in December 2016). Despite these encouraging trends, the unemployment rate kept rising and is expected to stabilize along the first semester to start decreasing during the second half of 2017.

Under the pressure of the crisis, households have modified their consumption habits by seeking stores with competitive prices, choosing heavily promoted items and building up stock at home by buying bulk or multi-pack products. Purchases of consumer products are now increasingly pre-planned, as consumers choose products with an attractive cost-benefit tradeoff and cut superfluous items. These modifications in consumer habits led to a significant shift of the consumers from the traditional retail to the cash and carry segment, which became in 2016 the preferred channel of purchase of the Brazilian households.

We believe that the Company is well prepared to face the challenges of 2017. Under the driver of the food retail segment’s new management, the commercial strategy of the hypermarkets has been reinvented, with an immediate effect on market shares. The value of our banners is being redefined to address new consumption habits while enhancing profitability. In parallel, a comprehensive review of the portfolio of stores is being performed to identify and implement the store conversions needed to adapt to the new environment. We will continue promoting the values that make us competitive and combining respect for local culture and corporate innovation through our offer of products and services that meet both our customers’ needs and the demands of our stakeholders.  We will continue promoting social development, diversity and responsible management and delivering consistent results.

We believe that all these actions, combined to maintain a disciplined approach to investments and cost and cash management, will ensure sustainable growth while creating value for our shareholders.

In 2017, we are confident that GPA is fully prepared to take advantage of the opportunities that the Brazilian economy’s recovery will generate. In the meanwhile, and in order to respond to the evolving behavior of our customers, we will continue to invest in compatible store formats such as cash and carry, premium and proximity stores.

5E.               Off-balance sheet arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, with the exception of off-balance sheet arrangements related to operational leases disclosed in note 23 to our consolidated financial statements.

5F.               Tabular disclosure of contractual obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2016:

	Payment Due by Period
Contractual Obligations (1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of reais)
Long-term debt:
Principal	2,723	1,991	617	43	72
Accrued interest as of 12/31/16	460	357	102	1	-
Projected interest (2)	325	145	114	23	43
Total long-term debt	3,508	2,493	833	67	115
Debentures and promissory note:
Principal	2,399	495	1,904	-	-
Accrued interest as of 12/31/16....................	73	73	-	-	-
Projected interest (2)	608	210	398	-	-
Total debentures and promissory note	3,080	778	2,302	-	-
Taxes, other than on income	794	254	171	164	205
Financial leasing:
Present value	214	41	81	63	29
Projected interest (2)	206	20	28	20	138
Total financial leasing	420	61	109	83	167
Total contractual obligations	7,802	3,586	3,415	314	487

____________________

(1)   For additional information, see notes 17, 18, 19 and 23 to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Future interest includes estimated interest to be incurred from December 31, 2016, through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2016, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

5G.              Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.               Directors and Senior Management

Board of Directors

The following table sets forth the name and year of election of each of our board members as of the date of this report.  A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Strasser	Vice-Chairman	2012(2)	July 6, 1969
Yves Desjacques	Director	2014	December 23, 1967
Carlos Mario Giraldo Moreno	Director	2015	September 21, 1960
Jose Gabriel Loaiza Herrera	Director	2015	March 19, 1975
Manfred Heinrich Gartz Moises	Director	2017	September 20, 1978
Ronaldo Iabrudi dos Santos Pereira	Director	2016	May 14, 1955
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Maria Helena dos Santos Fernandes de Santana	Director (Independent)	2013	June 23, 1959
Luiz Aranha Corrêa do Lago	Director (Independent)	2014	November 27, 1950

_____________

(1) Mr. Jean-Charles Henri Naouri has been a member of the board since 2005 and the chairman since 2013.

(2) Mr. Arnaud Strasser has been a member of the board since 2010 and vice-chairman since 2012.

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

Mr. Manfred Heinrich Gartz Moises is the chief financial officer of Éxito. He began his professional career at Grupo Bancolombia in 2005, where he undertook a wide range of responsibilities in project planning, strategy and strategic management. Afterwards, he held various positions in the office of the vice president of corporate finance, leading projects for mergers, acquisitions and structured financing in Latin America. His most recent role with this institution was as vice president of mergers and acquisitions and investment banking. He is a production engineer with an MBA in finance from EAFIT University in Medellin, Colombia, as well as an MS in finance from Boston College.

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

Mrs. Maria Helena S. F. Santana has been an independent member of our board of directors since 2013.  She is also a member of the audit committee of Itau Unibanco Holding S.A., an independent director of Bolsas y Mercados Espanoles – BME and a trustee of the IFRS Foundation.  She is a member of the board of CAF – Brazilian Committee on Mergers and Acquisitions. She was formerly an independent non‑executive director of Totvs S.A. and CPFL Energia S.A. Mrs. Santana previously served as chair of the Brazilian Securities and Exchange Commission (CVM) from July 2007 to July 2012 and as commissioner of the CVM from July 2006 to July 2007.  She was chairman of the executive committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012 and represented CVM at the Financial Stability Board – FSB from 2009 to 2012. Ms. Santana worked for the BM&FBOVESPA from 1994 to 2006, acting as head of Listings and Issuer Relations from 2000 to 2006, responsible for the supervision of listed companies and for attracting new companies to the stock exchange.  She was involved in the creation of the New Market (Novo Mercado) listing segment of the BM&FBOVESPA and charged with its implementation.  Mrs. Santana was vice-chair of the Brazilian Institute of Corporate Governance – IBGC from 2004 to 2006, having been a board member since 2001.  Mrs. Santana holds a bachelor’s degree in economics from Universidade de São Paulo.

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

Executive Officers

The following table sets forth the name, position and year of election of each of our executive officers.  A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Ronaldo Iabrudi dos Santos Pereira	Chief Executive Officer	2014	May 14, 1955
Christophe Jose Hidalgo	Chief Financial and Investor Relations Officer	2012	October 25, 1967
Antonio Salvador	Vice-President of Human Resources and Management	2013	June 13, 1967
Luis Emilio Moreno Sanchez	Vice-President and Executive Officer of Food Retail	2016	May 27, 1967
Belmiro de Figueiredo Gomes	Cash and Carry Officer	2012	August 11, 1971
Daniela Sabbag	Investor Relations Executive Officer	2013	April 10, 1975
Marcos Baruki Samaha	Executive Officer	2016	January 31, 1967

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

Mr. Luis Emilio Moreno Sanchez has been our food retail segment officer since 2016.  Mr. Sanchez has worked for Libertad S.A. (Groupe Casino) from 2014 to 2016, as CEO general director; for Walmart from 2005 to 2013, as CMO – head of merchandising, VP of new formats development, VP of structural supply chain transformation food private labels and senior director of real estate development; for Ahold from 2001 to 2005, as grocery buying director, hypermarket format director and COO and formats director; and for Carrefour from 1992 to 2001, as deputy director and category management project lead, new markets operations and store director.  Mr. Sanchez has a degree in business administration and international trade from Salamanca University, in Spain.

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

Mr. Marcos Baruki Samaha has been the operational officer of the food retail segment since 2016.  Before that, he was chief executive officer of Jequiti Cosméticos from 2015 to 2016 and chief executive officer of JBS Foods in 2013.  He has also worked for Walmart, as commercial director, supercenter department vice-president, South region vice-president, executive vice-president – retail division chief operational officer, chief executive officer Central America (five countries) and chief executive officer Brazil, from 1999 to 2010.  He also worked for GPA from 1997 to 1999 as hypermarket director.  Mr. Samaha has a degree in psychology from Universidade de Taubaté (UNITAU) (1989), an MBA from Fundação Instituto de Administração (FIA) (1998), and a master’s degree in human and social management from Universidade Presbiteriana Mackenzie (2016).

6B.               Compensation

For the year ended December 31, 2016, the aggregate compensation paid to the directors, executive officers and members of the committees of CBD was R$77 million, of which R$45 million were paid in cash.  The executive officers receive a package of benefits in line with market practices, including a health care and dental plan, biennial medical check-ups, a pension plan, meal vouchers, fuel vouchers and parking in the workplace.  Under CVM rules, listed companies are required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members.  However, our Company, together with other Brazilian listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, which, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and engaged the financial institution, Brasilprev Seguros e Previdência S.A., for management purposes.  When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company.  Contributions made by the Company in the year ended December 31, 2016, amounted to R$3.4 million and employees’ contributions amounted to R$5.5 million with 730 participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2015, 2016 and 2017

The table below indicates the compensation for members of the board of directors and members of the committees of the company, executive officers and fiscal council for 2015:

	Board of directors and members of the committees of the board of directors(1)	Executive officers(2)	Fiscal council	Total
	(In R$, when applicable)
Number of members	12.5	6.75	-	19.25
Number of compensated members	11.5	6.75	-	18.25
Fixed annual compensation	4,026,312	30,041,266	-	34,067,578
Benefits	-	3,662,836	-	3,662,836
Variable compensation
Profit sharing	-	13,377,018	-	13,377,018
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	5,000,000	-	5,000,000
Total compensation	4,026,312	52,081,121	-	56,107,433

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

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2016:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	14.58	6.83	-	21.41
Number of compensated members	13.58	6.83	-	20.41
Fixed annual compensation	5,778,338	21,332,917	-	27,101,255
Benefits	0	4,712,181	-	4,721,181
Variable compensation
Profit sharing	-	16,684,368	-	16,684,368
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,350,000	4,488,555	-	5,838,555
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	23,112,364	-	23,112,354
Total compensation	7,128,338	70,320,385	-	77,448,723

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2017:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council(1)	Total
	(In R$, when applicable)
Number of members	15	7.75	3	25.75
Number of compensated members	14	7.75	3
Fixed annual compensation	5,911,500	32,701,251	684,000	39,296,751
Benefits	-	5,491,711	-	5,491,711
Variable compensation			-
Profit sharing	-	22,835,441	-	22,835,441
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	5,542,059	-	5,542,059
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	21,895,438	-	21,895,438
Total compensation	5,911,500	88,465,900	684,000	95,061,400

_____________

(1)           Our fiscal council was installed for the 2017 fiscal year at our annual shareholders’ meeting held on April 26, 2017.

Variable Compensation 2015, 2016 and 2017

Below we present the variable compensation of our executive officers paid in 2015 and 2016 and expected to be paid in 2017.

2015	Executive officers
(In R$, when applicable)
Number of members	6.75
Number of compensated members	6.75
Profit sharing
Minimum expected amount	0
Maximum expected amount	43,594,645
Expected amount – goals achieved	23,951,847
Amount actually recognized	13,377,018

2016	Executive officers
(In R$, when applicable)
Number of members	6.83
Number of compensated members	6.83
Profit sharing
Minimum expected amount	0
Maximum expected amount	60,050,712
Expected amount – goals achieved	30,025,356
Amount actually recognized	16,684,368

2017 (Expected)	Executive officers
(In R$, when applicable)
Number of members	7.75
Number of compensated members	7.75
Profit sharing
Minimum expected amount	0
Maximum expected amount	45,670,882
Expected amount – goals achieved	22,835,441

Employee Stock Option Plans

At an extraordinary general meeting held on May 9, 2014, our shareholders voted to:  (1) discontinue the stock option plan previously approved by our shareholders on December 20, 2006, or our Former Stock Option Plan, subject to the stock options that had already been granted pursuant to the Former Stock Option Plan remaining in force under the same terms and conditions; (2) approve the creation of a new stock option plan, or our New Stock Option Plan; and (3) create a compensation plan for employees based on stock options, or our Compensation Plan.  We refer to the Former Stock Option Plan, the New Stock Option Plan and the Compensation Plan collectively as our “Stock Option Plans.”  Our Stock Option Plans grant options to purchase our preferred shares only, and members of our board of directors are not eligible to participate.  The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolution approved at the annual and special shareholders’ meeting held on April 24, 2015.

General Terms and Conditions

Former Stock Option Plan

Our Former Stock Option Plan is administered by the stock option plan management committee of our board of directors.  Each grant cycle under our Former Stock Option Plan is designated with a serial number beginning with the letter “A.”  Having been discontinued in May 2014, no additional stock options will be granted under our Former Stock Option Plan.  As of December 31, 2016, the only outstanding series of stock options under our Former Stock Option Plan was Series A7. The maximum deadline for exercising Series A7 stock options under our Former Stock Option Plan is March 31, 2017.

New Stock Option Plan

Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance.  Each grant cycle under our New Stock Option Plan will be designated with a serial number beginning with the letter “C.”  As of December 31, 2016, the outstanding series of stock options under our New Stock Option Plan were Series C1, C2 and C3.

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

Compensation Plan

Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance.  Each grant cycle under our Compensation Plan will be designated with a serial number beginning with the letter “B.”  As of December 31, 2016, the outstanding series of stock options under our Compensation Plan were Series B1, B2 and B3.

The Company’s employees and executives are eligible to participate in our Compensation Plan.  Employees and executive managers of our subsidiaries who are considered “key executives” may also participate subject to the approval of the human resources and compensation committee.  Our employees’ participation in our Compensation Plan is independent of other forms of compensation, such as wages and benefits.

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

For each series of options granted under all of the stock option plans, the exercise price of each stock option will correspond to 80% of the average of the closing price of the preferred shares issued by the Company in the prior 20 trading sessions of the BM&FBOVESPA prior to the date of the meeting of the human resources and compensation committee in which such options are granted

Vesting

In general, the stock options granted under the Stock Option Plans will vest as from the 36th month following the granting of the stock options.

The options granted under the Stock Option Plans may be exercised in whole or in part.

Restrictions on Transferring Shares

The stock option plan management committee and the human resources and compensation committee, as the case may be, may establish restrictions on the transfer of the shares resulting from the exercise of the stock options.  As a general rule, shares acquired from the New Stock Option Plan cannot be transferred for six months after acquisition.

Outstanding Stock Options

Below are the outstanding options for the members of our senior management, as of December 31, 2016.

Number of members that benefit from the stock option plan:  4

	Board of Executive Officers
In relation to each option grant:	Series A7 – Gold	Series A7 – Silver	Serie B1	Serie C1	Serie B2	Serie C2	Series B3	Series C3
Grant date	03/15/2013	03/15/2013	05/30/2014	05/30/2014	05/29/2015	05/29/2015	05/31/2016	05/31/2016
Number of options granted (in number of shares)	13,285	12,969	23,752	23,750	107,674	107,662	356,760	356,760
Deadline for the options to become exercisable	03/31/2016	03/31/2016	06/01/2017	06/01/2017	06/01/2018	06/01/2018	06/01/2019	06/01/2019
Deadline for the exercise of the options	03/31/2017	03/31/2017	11/30/2017	11/30/2017	11/30/2018	11/30/2018	11/30/2019	11/30/2019
Period of restriction to the transfer of the shares	N/A	N/A	N/A	180 days	N/A	180 days	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	80.00	0.01	83.22	0.01	77.27	0.01	37.21
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	0.01	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share	105.17	46.11	101.83	44.36	85.64	34.60	40.44	16.98
Potential dilution in case of exercise of the options	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Stock Options Exercised and Shares Delivered

300,360 options were exercised by certain members of our senior management and 217,761 shares were delivered to certain members of our senior management in 2016.

We recognized share-based payments of R$23 million, R$5 million and R$6 million in our consolidated financial statement in 2016, 2015 and 2014 respectively.  These amounts included the amounts related to the acceleration of the vesting of certain stock options.

Insurance

We maintain officers and directors liability insurance with a certain limit covering all our managers against damages attributed to them in the good faith exercise of their functions.  The policy is automatically extended to the management of our subsidiaries.

6C.               Board Practices

According to our by-laws and the internal regulation of the board of directors, our board of directors consists of at least three and up to 12 members.  The directors meet ordinarily at least six times a year, to review the financial and other results of the Company, as well as follow-up on the annual operating plan, and extraordinarily whenever required.  The members of our board of directors are appointed at general shareholders’ meetings for a term of office of two years, re-election being permitted.  The board’s responsibilities include leading the corporate governance process, electing our executive officers and members of our committees and supervising our management, among others.  Our board of directors consists of 11 members elected by our shareholders, of which three are representatives of the Casino Group, three are representatives of Éxito Group, one is also part of the Company’s management and four are independent directors.  The terms of office of our directors expire in April 2018.  We are managed by our board of directors and by our board of executive officers.  None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

Our board of executive officers is composed of at least two and up to 14 members.  The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors.  As of December 31, 2016, our board of executive officers was composed of seven members.

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

Committees of the Board of Directors

As of the date of this annual report, we have the following five advisory committees:  (i) audit committee; (ii) human resources and compensation committee; (iii) financial committee; (iv) sustainable development committee; and (v) corporate governance committee.  The responsibilities of our committees are established by their respective internal regulations, which were last amended on July 29, 2015, when the current versions of the internal regulations were approved by our board of directors.  The members of each committee are appointed by our board of directors and the board of directors also designates the chairman of each advisory committee.  The committees may include one member who is external and independent, except for the Audit Committee, which has specific rules described below.  Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted.  In addition to these committees, the board of directors may create other committees with special roles.

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

On April 16, 2014, our shareholders approved the establishment of a statutory audit committee, which has the following duties:  a) suggesting amendments to its internal regulation, submitting them to the board of directors’ consideration; b) advising the board of directors on the appointment of external auditors, as well as external auditor replacements c) analyzing the management’s report, financial statements, quarterly financial statements and other mid-period financial statements that may be prepared by the Company, submitting to the board of directors recommendations as it deems necessary; d) evaluating the effectiveness and adequacy of the internal control structure and of the internal and external audit procedures of the Company, presenting recommendations it deems necessary to improve policies, practices and procedures; e) advising on the management’s proposals to be submitted to the shareholders’ meeting regarding changes in the capital stock, issue of debentures or subscription warrants, capital budgets, distribution of dividends, transformation, merger or split-up; f) assessing and monitoring the Company’s risk exposure under the board of directors’ guidelines and reporting accordingly; g) monitoring compliance with its recommendations and/or explanations for its findings; h) monitoring compliance of the board of executive officers with the recommendations made by the external and internal auditors, as well as reporting to the board of directors any possible conflicts between internal auditors, external auditors, and/or the Company’s officers; i) meeting with the various committees, the board of directors, officers and management representatives to discuss policies, practices and procedures identified under their corresponding areas of responsibility; j) preparing an annual report to be submitted accompanied with the financial statements; k) reviewing and monitoring the adequacy of the Company to Law No. 12,846, as of August 1, 2013, and its regulations; l) assessing and monitoring the mechanisms of control and verifying the Company’s compliance with Law No. 12,846, as of August 1, 2013, and its regulations; and m) advising on any other matters that the board of directors may submit to it, as well as those that this Committee may deem relevant.

We have a Related Party Transactions Policy providing for such transactions to be arm’s length and in the interest of the Company, as well as which corporate body is responsible for approving these transactions. Our statutory audit committee is also responsible for, among other things, reviewing whether these procedures have been followed, as determined in the Policy.

Our statutory audit committee is composed of at least three and up to five members, of whom at least two must be external and independent and one must be a member of our board of directors and not an executive officer of the Company.  Additionally, at least one of the members of the audit committee must have recognized experience in corporate accounting.  Members of our statutory audit committee are appointed by our board of directors for a two-year term, re-election being permitted, subject to a maximum of ten years, and must meet certain requirements set forth by our by-laws, the audit committee’s internal regulation and the CVM rules.

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

On May 9 and July 27, 2016, the following members were appointed by our board of directors to our statutory audit committee:

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

Mr. Eleazar de Carvalho Filho is an independent member of our board of directors since 2012 and a member of the board of directors of Cnova since October 2014.  He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves on the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners.  Previously, he served as chief executive officer of Unibanco Banco de Investimentos and president of the Brazilian Development Bank (BNDES) and managing director of Banco UBS - Brasil.  He served as the chairman of BHP Billiton Brazil and as a member of the boards of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, and others.  He also is president of the board of trustees of the Brazilian Symphony Orchestra Foundation.  He holds a bachelor ’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Mr. Luiz Nelson Guedes de Carvalho has been a member of our audit committee since 2014.  He is a professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade), or FEA, of the Universidade de São Paulo.  He is a member and international relations vice‑coordinator of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC (the Brazilian Accounting Standards entity), and a deputy representative of the CPC in the Emerging Economies Group of IASB. In addition, he is member of the board of directors and chair of its audit committee as the accounting and finance specialist of BM&FBOVESPA, the self-listed Brazilian Futures and Stock Exchange; chairman of the Board of PETROBRAS Petróleo Brasileiro S.A., dual listed company (Brazil and USA), and an independent member of the sustainability committee of BM&FBOVESPA; and a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis), or Abracicon.  Previously, Mr. Carvalho was chairman of the committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, part of the UNCTAD, United Nations; an independent member of the banking self-regulation board of the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN; member of the board of directors of the NGO Sustainable Amazon Foundation (Fundação Amazônia Sustentável), a member of the International Integrated Reporting Committee (Comitê Internacional para Relatórios Integrados) led by the Prince of Wales, vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the US FASB and the IASB in 2008; the first independent president of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; a member of the Consultative and Advisory Group of the International Federation of Accountants (Federação Internacional de Contadores); a vice-director of the Interamerican Accounting Association; a member of the board of directors of Banco Nossa Caixa S.A., or Banco Nossa Caixa, Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA, Companhia Müller de Bebidas, Vicunha Têxtil S.A., or Vicunha Têxtil, and Banco Fibra S.A., or Banco Fibra; a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal control committee of Banco Fibra.  Mr. Carvalho was also the president of the International Institute of Financial Executives (Associação Internacional dos Institutos de Executivos de Finanças) for Central and South Americas, director of the Brazilian Central Bank and a commissioner at CVM (the Brazilian Securities and Exchange Commission).  Mr. Carvalho holds bachelor's degrees in economics from FEA and accounting from Faculdade São Judas Tadeu and master and PhD degrees in accounting and controllership from FEA USP.

Mr. Pedro Oliva Marcilio de Sousa has been a member of our audit committee since 2014.  Mr. Sousa is currently a partner at the private equity and asset management firm BR Partners Gestão de Recursos Ltda. and a member of the audit committee of BM&FBOVESPA.  Previously, he was an officer of mergers and acquisitions at Banco Standard de Investimentos S.A., vice-president of the investment bank division of Goldman Sachs do Brasil Banco Múltiplo S.A., a commissioner of the CVM and a partner at Machado, Meyer, Sendacz e Opice Advogados.  Mr. Souza holds a law degree from the Universidade Federal da Bahia.

Mr. Celso Clemente Giacometti has been a member of our audit committee since July 2016.  Mr. Giacometti started his career in 1960 as a trainee and reviewer at Citibank.  From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000.  He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investimentos, TIM Participações, Sabó Autopeças Votorantim Indústrias and as chairman of the fiscal council and member of the audit committee of Ambev S.A.  He was also a member of the fiscal council of CTEEP/ISA - Transmissão Paulista.  He was the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006.  On February 3, 2010, he was elected independent member of Banco Santander (Brasil) S.A.’s board of directors, a body over which he presided between October 2011 and June 2013 and between August 2013 and March 2015 and later served on as a member of the audit committee among other advisory committees until May 2016. Currently, he is an independent member of Banco Santander (Brasil) S.A.’s board of directors and a member of its nomination, governance and compliance committee. He is the managing partner of Giacometti Serviços Profissionais Ltda.  He is a member of the CAF (Comitê de Fusões e Aquisições) and of the consulting chamber for listed companies of BMF&Bovespa. Mr. Giacometti is also one of the co-founders and former a board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its governance and nomination committee.  He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) advising on the organizational structure model of the Company, to be submitted for the board of directors’ consideration; c) evaluating and recommending to the board of directors policies on management and development of people, as well as guidelines for attracting and retaining talent; d) identifying, both in the Company and in its subsidiaries, potential future leaders and following up in the development of their careers; e) reviewing and discussing recruitment and hiring methods adopted by the Company and its subsidiaries, using for comparison those employed by similar Brazilian companies; f) examining candidates for the board of directors and special committees, including external members, based on professional experience, technical qualifications, and economic, social and cultural representativeness; g) advising the board of directors on the candidates selected for the position of chief executive officer of the Company, as well as the candidates selected by the CEO for the board of executive officers; h) reviewing and discussing the remuneration policy as it applies to the Company’s management, advising the board of directors on the criteria of remuneration, benefits and other programs, including the stock option program; i) reporting periodically to the board of directors on the applicability and effectiveness of remuneration policies adopted by the Company, in order to assess the effectiveness of these policies in rewarding performance and disciplining non-satisfactory performance, according to metrics aligned with the Company’s objectives, including attracting and retaining talent; j) advising on criteria for the annual performance evaluation of the Company’s officers, using for comparison those employed by similar Brazilian companies, as well as supporting the board of directors in the evaluation process, expressing its recommendations to the individual assessments of the Company’s board; and k) performing other duties as may be specified by the board of directors.  Our human resources and compensation committee is composed of Arnaud Strasser, Yves Desjacques, Carlos Mario Giraldo Moreno and Ronaldo Iabrudi dos Santos Pereira.

Financial Committee

The financial committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) recommending and monitoring the adoption of the best economic and financial standards and the process of implementation and maintenance of such standards in the Company, suggesting changes, updates and improvements thereto to the board of directors; c) analyzing and reviewing the Company’s budget, as well as monitoring the implementation and enforcement thereof; d) analyzing and reviewing the economic and financial feasibility of the Company’s investment plans and programs, as well as monitoring the implementation thereof; e) analyzing, reviewing, and recommending measures and actions for the negotiations of any merger and acquisition, or any other similar transaction involving the Company or any of its controlled companies; f) monitoring any of the operations and negotiations mentioned in item (e); g) analyzing and reviewing the economic and financial indicators, the Company’s cash flow and debt policy, for the purpose of suggesting changes whenever it may deem necessary; h) monitoring the Company’s average capital structure cost and suggesting modifications thereto, whenever it may deem it necessary, as well as evaluating and discussing new funding alternatives for the Company; i) reviewing and recommending opportunities regarding financing transactions that may improve the Company’s capital structure, as well as analyzing and discussing the working capital needs and its impact on the Company’s capital structure; j) assisting both the board of directors and the executive board of the Company in analyzing the Brazilian and world economic trends and scenarios and their potential effects on the Company’s financial position, evaluating opportunities and risks and defining strategies to be adopted by the Company as regards its financial policy; k) monitoring the trading patterns of the Company’s securities in both the Brazilian and American markets, as well as the opinions of top investment analysts, recommending measures to maintain a healthy and liquid secondary market; and l) performing other duties as may be specified by the board of directors.  Our financial committee is currently composed of Eleazar de Carvalho Filho, Arnaud Strasser and José Gabriel Loaiza Herrera.

Sustainable Development Committee

The sustainable development committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) recommending and monitoring the adoption of the best sustainable development standards and the process of implementation and maintenance of such standards in the Company, suggesting changes, updates and improvements in policies, strategies and practices to the board of directors, in order to promote sustainable development and disseminate these practices in all activities and strategic relationships of the Company; c) evaluating and recommending to the board of directors projects, proposals and institutional campaigns connected to environmental or social issues, including suggestions regarding the allocation of funds and resources; d) evaluating and recommending to the board of directors adequacies to the annual reports related to sustainable development; e) analyzing market opportunities or new business formats to strengthen the Company’s sustainable growth strategy; f) advising the Company’s board of directors on all aspects regarding sustainability, including actions aimed at promoting consumer awareness in customers, suppliers and employees; g) submitting to the board of directors recommendations for amendments to or revision of proposals for strategic investments of the Company from the point of view of sustainability; j) advising on the Company’s efficient management, by recommending the adoption of programs of waste management, encouraging small producers, and food security; and k) performing other duties as may be specified by the board of directors.  Our sustainable development committee is composed of Luiz Augusto Castro Neves, Ronaldo Iabrudi dos Santos Pereira and Helio Mattar.

Corporate Governance Committee

The corporate governance committee holds meetings at least once every three months and has the following duties:  a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) promoting, monitoring, and ensuring the adoption of best corporate governance practices, and coordinating the implementation process and maintenance of such practices in the Company, as well as the effectiveness of corporate governance processes, suggesting changes, updates, and improvements whenever necessary; c) reviewing periodically and recommending any necessary changes to corporate governance policies and practices adopted by the Company; d) ensuring the proper operation of the board of directors, the board of executive officers and their supporting bodies, ensuring the good relationship of such bodies among themselves and with the Company’s shareholders, and, accordingly, reviewing periodically and making recommendations to the board of directors on its operation and attributions, as well as on the board of executive officers and on the supporting bodies; e) periodically preparing or reviewing the Company’s bylaws, codes, and policies, the internal regulations of the Company management’s supporting bodies, as well as any other documents connected to the Company’s corporate governance, submitting recommendations for amendments, criticism and suggestions it deems necessary to the board of directors in order to keep them constantly updated and in line with the highest corporate governance standards, always observing the Company’s unique characteristics; f) keeping the board of directors informed and updated about the applicable rules, regulations, and recommendations being practiced in the market, including rules that may be created and that may impact the corporate and securities exchange activities of the Company; g) monitoring the implementation of and compliance with the requirements of all Brazilian corporate law and the securities and exchange market, as well as the requirements of every and any supervision and surveillance authorities of securities and exchange market to which the Company is subject; h) drawing up, making drafts of, submitting to the board of directors and periodically reviewing the Company’s Policy on Transactions with Related Parties, as well as all other policies that the Company may need to adopt in order to align with best management and corporate governance practices; i) issuing its opinion, at the request of the board of directors or the officers, on situations in which a conflict of interests scenario may exist involving the Company’s activities; j) issuing its opinion on any other matters that the board of directors may submit to it, as well as those that this committee may deem relevant.  Our corporate governance committee is composed of Maria Helena Santana, Arnaud Strasser, Carlos Mario Giraldo Moreno, Luiz Augusto Castro Neves and Ronaldo Iabrudi dos Santos Pereira.

Stock Option Plan Management Committees and Fiscal Council

In addition to the four special committees, we also have two stock option plan management committees (one for the Former Stock Option Plan and one for the New Stock Option Plan and for the Compensation Plan, with very similar attributions and capacities) and a fiscal council. We set forth below a description of our stock option plan management committees and fiscal council, whenever established by our shareholders.

Stock Option Plan Management Committees

Our stock option plan management committees have the following duties with respect to the Stock Option Plans:  (i) to deliberate matters relating to granting, prices, dates and the amount granted in each plan; (ii) to decide when, if at all, each stock option plan will be granted; (iii) to take into account all the necessary measures in order to appropriately manage the stock option plan, including the interpretation of the general guidelines; (iv) to offer guidance to Company on when to issue new shares or when to use the shares held in treasury; (v) to select, among the eligible personnel, who will take part in the stock option plan according to their functions and responsibilities (as well as performance based on the goals established by the “Gold” options of the Former Stock Option Plan); (vi) to establish the appropriate guidelines for each stock option for each beneficiary, approving the stock option plan agreements, especially regarding the amount of shares and the conditions to exercise each stock option plan; (vii) to establish, for each beneficiary, the alternatives, terms and conditions for each exercise, the share acquisition price and payment; (viii) to extend, generally or in specific cases, the termination date for each stock option plan; (ix) to determine the increase or decrease of the stock option plan lots that were already granted, maintaining its terms and conditions, especially regarding the acquisition rights of its exercise; and (x) to modify unilaterally the terms and conditions of the option granted freely as well as adapting them to amendments in Brazilian corporate law.  Our stock option plan management committee for the Former Stock Option Plan is composed of Arnaud Strasser, Belmiro de Figueiredo Gomes, Ronaldo Iabrudi dos Santos Pereira, Roberto Oliveira de Lima and Yves Desjacques.  Our board of directors elected the Human Resources Committee to take on the functions attributed for the stock option plan management committees for the New Stock Option Plan and the Compensation Plan.

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

Our fiscal council for the 2017 fiscal year was installed at our annual shareholders’ meeting held on April 26, 2017, and is composed of three members, with terms lasting until the next annual shareholders’ meeting.  Under Brazilian corporate law, minority shareholders have the right to elect separately one member of the fiscal council.  However, our controlling shareholder has the right to elect the majority of the members of the fiscal council.

A fiscal council was not installed for 2014, 2015 and 2016.

6D.               Employees

As of December 31, 2016, we had 93,658 employees (calculated on a full-time employee equivalent basis).  Virtually all of our employees are covered by union agreements.  The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry.  We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover.  Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2014, 2015 and 2016:

	As of December 31,(1)
	2014	2015	2016
Operational	89,870	90,410	90,385
Administrative	3,543	3,306	3,273
Total	93,413	93,176	93,658

____________________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continued operations.

6E.               Share Ownership

As of December 31, 2016, members of our board of executive officers directly owned an aggregate amount of 244,462 preferred shares while the members of our board of directors directly held an aggregate amount of two preferred shares.  None of the members of our board of directors and our board of executive officers, on an individual basis and as a group, own directly any of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A.  Major Shareholders.”  As of December 31, 2016, our management and some of our employees also owned options to purchase an aggregate amount of 2,394 thousand preferred shares at a per-share weighted average purchase price of R$29.21.  None of the members of our management and our employees holds any options to purchase our common shares.  See “Item 6B.  Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.               Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2017, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.  We have also included in the table the number of preferred shares held by each such person and by our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A. (1)	94,019,178	94.32	-	0.00	94,019,178	35.32
Almacenes Éxito S.A. (1)	1	0.00	-	0.00	1	0.00
Segisor S.A.S (1)	5,600,050	5.62	-	0.00	5,600,050	2.10
Casino, Guichard Perrachon S.A. (1)	1	0.00	-	0.00	1	0.00
King LLC (1)	-	-	852,000	0.51	852,000	0.32
Geant International B.V. (1)	-	-	9,423,742	5.66	9,423,742	3.54
Helicco Participações Ltda (1)	-	-	581,600	0.35	581,600	0.22
Carmignac Gestion	-	-	13,576,698	8.15	13,576,698	5.10
Brandes Investment Partners, LP	-	-	8,510,442	5.11	8,510,442	3.20
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Directors and Officers (2)	-	-	244,464	0.15	244,464	0.09
Treasury shares	-	-	232,586	0.14	232,586	0.09
Others	60,621	0.06	133,084,256	79.93	133,144,877	50.02
Total	99,679,851	100.00	166,505,789	100.00	266,185,640	100.00

____________________

(1)   Wilkes Participações S.A., Almacenes Éxito S.A., Segisor S.A.S., Casino, Guichard Perrachon S.A., King LLC, Great International BV, Cofidol SAS and Helicco Participações Ltda are part of the Casino Group.

(2)   Refer to the amount of our shares that directors and officers own directly.

As of the date of this annual report, the Casino Group is the beneficial owner of 35.3% of the total capital stock of CBD.  On March 31, 2017, 64,400,475 of our preferred shares were held in the form of ADSs, representing 38.7% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

The Casino Group, jointly with its holding company Rallye S.A., has increased its direct and indirect ownership of our Company from 35.4% as of January 1, 2011, to 41.27% as of March 31, 2015, as a result of (i) a series of market transactions, (ii) the receipt of newly issued shares of our Company in connection with the amortization of goodwill, (iii) the acquisition of 19,375,000 shares of the Holding Company held by the Diniz Family as a result of the exercise of a purchase option and (iv) the aforementioned agreement entered into with the Diniz Family on September 6, 2013.

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

In connection with this reorganization, a Segisor S.A.S. shareholders’ agreement, the Holding Company’s shareholders’ agreement and CBD’s shareholders’ agreement were executed on August 20, 2015 with the purpose of setting forth the rules pursuant to which the Casino Group and Éxito will exercise control of CBD.  As a result of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement, representatives of the Casino Group and Éxito on our board of directors will vote in the same manner and our board will have 11 members, of whom three will be representatives of the Casino Group and three will be representatives of Éxito.  Summaries of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement are qualified by reference to the agreements that are filed as exhibits to this annual report.

7B.               Related Party Transactions

From time to time we have entered into transactions with the Casino Group and other related parties.  The following discussion summarizes certain of the significant agreements and arrangements among us and our related parties.  For further details regarding our related party transactions, see note 12 to our audited consolidated financial statements included elsewhere in this annual report.  We have a Related Party Transactions Policy pursuant to which these transactions shall be arm’s length and in the interest of the Company.  The Policy also establishes which corporate body is responsible for approving the transactions. Our statutory audit committee is responsible for, among other things, reviewing whether these procedures have been followed.

As part of the Cnova Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement addressed to the CBD Special Committee and executed by Casino and CBD, dated August 8, 2016 (the “Casino-CBD commitment letter”), and a letter agreement from CBD to Casino, dated August 8, 2016 (the “CBD support letter”). The Casino-CBD commitment letter and the CBD support letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Cnova Reorganization and the Offers.  For further information related to the Casino-CBD commitment letter and the CBD support letter, see “Item 4A. History and Development of the Company—Cnova Reorganization.”

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014, we entered into a cost sharing agreement with Casino, Euris and Helicco Participações Ltda. (both companies controlled by the Casino Group), pursuant to which we agreed to reimburse them for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development.  The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others.  For the year ended December 31, 2016, we paid them R$43.2 million under the cost sharing agreement. On August 1, 2016, we also entered into a Joinder Agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement.

Agency Agreement

On July 25, 2016, as amended on January 24, 2017, we, Sendas Distribuidora S.A. and Groupe Casino Ltd., an affiliate of the Casino Group, entered into an agency agreement to regulate the terms under which Groupe Casino Limited renders global sourcing services to us (i.e., prospection of global suppliers and mediation in purchases).

Cost Reimbursement Agreement

On July 25, 2016, we and Casino entered into a reimbursement agreement to regulate reimbursement by the Company of expenses incurred by the Company’s French employees related to French social contributions paid by Casino in France.

Agreement to Establish Commercial Relationships

On July 27, 2016, we, Sendas Distribuidora S.A., Éxito and other companies of the Exito Group (from Argentina, Uruguay and Colombia) entered into an agreement pursuant to which the parties undertake to introduce the suppliers from their respective home countries and mediate commercial transactions among each other.

Commercial Agreement

On July 27, 2016, we and Éxito entered into an agreement for the implementation of synergy processes for the operations of CBD and Éxito.

Viaw Consultoria Services Agreement

In September 2013, we entered into a services agreement with Viaw Consultoria Ltda. to assist us in reducing our telephone and data communication costs by renegotiating agreements with suppliers.  Mr. Ronaldo Iabrudi dos Santos Pereira, our CEO, is a partner of Viaw Consultoria.  We made payments of R$3 million under this agreement in each of 2015 and 2014 and R$789,200 in 2016. This agreement expired in March 2016.  The agreement provides that part of the payments due under the agreement may be made in installments after the termination of the agreement.

Related Party Transactions Relating to Discontinued Operations

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

Indemnity with Klein Family

Under the association agreement between us, ViaVarejo and Casa Bahia Comercial, Via Varejo had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of June 30, 2010 and related expenses.  The balance of any indemnity rights were paid from time to time and recorded as accounts receivable by Via Varejo. Under the association agreement, the obligation of one party to indemnify the other against indemnifying losses shall survive for the period of six years after the closing of the transaction. As the closing date occurred on November 8, 2010, the indemnification obligation for new claims expired on November 8, 2016. For further information regarding actions taken after November 8, 2016, see note 12(vii) to our audited consolidated financial statements included elsewhere in this annual report.

Operational Agreement

In August 2016, Via Varejo and Cnova entered into a reorganization agreement related to the reorganization of Cnova Brazil within Via Varejo (the “Cnova Reorganization”).  In October 31, 2016, the Cnova Reorganization was implemented and as result Via Varejo became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and ceased to be a shareholder of Cnova NV.  Cnova NV will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount.  For further information on the Cnova Reorganization and related consequences, see “Item 4A. History and Development of the Company––Cnova  Reorganization.”

On August 8, 2016, CBD and Via Varejo entered into an Operational Agreement, pursuant to which the party with greater volume of acquisition of a supplier shall conduct the negotiations of commercial conditions with such supplier for all products to be acquired by the parties, except for electronics which shall always be conducted by Via Varejo and obtain the same price and on the same commercial terms and conditions as it procures such products for its own business.

The Operational Agreement also provides for multichannel measures to be adopted by the companies, exclusivity and the payment of a fee by the parties to each other for purchases of any items from common suppliers.

Agreements with Casino, Distribution Casino France and Éxito

In the ordinary course of business, Cnova and its subsidiaries have entered into related party transactions with affiliates of the Casino Group, including Casino, Distribution Casino France and Exito, relating to supply agreements of Casino Group private label products and products from other suppliers; purchasing synergies of certain products; provision of services related to purchase, logistics, shipping (including pick-up point services), back-office IT license and maintenance and back offices services such as accounting, audit, legal and human resources, real estate management and marketing; implementation of a cash pool among certain entities of the Casino Group to improve cash management; joint venture, partnership and cooperation agreements; among others.

Loan to Management of Nova Pontocom

In November 2010, within the context of the restructuring of our e-commerce business, we provided loans to certain statutory members of Nova Pontocom’s management.  In 2015, the amounts owed under these loans were settled with the delivery by Nova Pontocom’s management of shares issued by Nova Pontocom Comércio Eletrônico’ at market value, which had an effect of R$36 million recorded directly in our shareholders’ equity.  See note 12 to our audited consolidated financial statements included elsewhere in this annual report.

Additional Cnova Brazil Related Agreements

Cnova Brazil Accommodation Agreements (Pick-Up Point Agreements)

Cnova Brazil has entered into a number of accommodation agreements for indeterminate terms with CBD and Via Varejo pursuant to which CBD and Via Varejo allow Cnova Brazil’s customers to pick up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo.  Other than payments related to their share of utilities in the agreements with Via Varejo, such as light and water, Cnova Brazil does not pay any fee for these arrangements.  As of the date of this annual report, Cnova Brazil, CBD and Via Varejo are negotiating on an arm’s length basis a pick-up point framework agreement to regulate the terms and conditions of this transaction.

Guarantee Framework Agreement

On May 10, 2016, CBD and Cnova Brazil entered into a Guarantee Framework Agreement, as subsequently amended.  The agreement provides for a fee to be charged by CBD on market terms in consideration for CBD’s future and existing guarantees of the obligations of Cnova Brazil under financial agreements, lease agreements and commercial agreements with third parties.

This agreement will remain in force until all debts have been paid by Cnova Brazil or until CBD is released from the guarantee.  Either party may terminate the agreement with 90 days’ prior written notice.  If the termination is requested by CBD and Cnova Brazil is unable to replace the guarantees within a 90-day period, (i) the agreement will remain in force until the guarantees are replaced and (ii) CBD’s fees will remain in force, without the application of a discount provided in the agreement.  CBD waives fees in connection with its guarantee under certain lease agreements, so long as by September 30, 2016, Cnova Brazil terminates and/or does not renew these lease agreements or the CBD guarantee is replaced by a new guarantee.

CBD Corporate Guarantees

In 2016, Cnova Brazil, Via Varejo and CBD entered into several side letter agreements enabling Cnova Brazil and Via Varejo to access new financings/loans with financial institutions.  These side letter agreements were provided for the payment of a semi-annual fee by Cnova Brazil and Via Varejo to CBD on an arm’s length basis in connection with corporate guarantees provided by CBD.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2014	2015	2016
	(in millions of R$)
Tax claims(1)	589	517	734
Labor claims	521	597	302
Civil and other claims	234	282	141
Total accrued liabilities for legal proceedings	1,344	1,396	1,177

____________________

(1)   Includes tax claims related to Social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and Social integration (Programa de Integração Social), or PIS.

Tax-related claims

Tax-related claims are indexed to the SELIC rate, which in annual terms, was 10.86% on December 31, 2014, 13.21% on December 31, 2015, and 14.08% on December 31, 2016, and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

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

Since the noncumulative regime to calculate PIS and COFINS has been used, we have challenged the right to deduct ICMS from the base of these two contributions and other less important matters.  The amount of the provision accrued as of December 31, 2016, was R$204 million, of which R$148 million was for continued operations and R$56 million for discontinued operations (December 31, 2015, was R$103 million).

Taxes and other

We have other tax claims that were deemed probable losses by our legal counsel:  (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and federal income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in 2011; (iii) disagreement on the State Government Fund Against Poverty (Fundo de Combate à Pobreza), enacted by the State of Rio de Janeiro government; (iv) purchases from suppliers considered disqualified before the registration of the relevant State Financing Secretary; (v) error in application rate, (vi) ancillary obligations by state tax authorities; and (vii) other less relevant issues.  The amount we provisioned as of December 31, 2016 was R$408 million, of which R$356 million was for continued activities and R$52 million for discontinued operations (R$121 million as at December 31, 2015).

The Brazilian Supreme Court, or STF, on October 16, 2014, decided that the taxpayers whose trade products included in the “basic consumer products basket” have no right to fully use the ICMS credits.  The Company, with the aid of its legal advisors, evaluated and recorded a provision for this matter amounting to R$153 million as of December 31, 2016 (R$128 million as of December 31, 2015), since this claim is considered a probable loss.

We discussed in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, costs.  The accrued amount as of December 31, 2016, was R$77 million (R$62 million as of December 31, 2015).

Provisions for tax contingent liabilities were recorded by our subsidiary Via Varejo at the time of the business combination.  As of December 31, 2016, the amount recorded was R$89 million in tax contingent liabilities (R$84 million as of December 31, 2015).  These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

For further information on our tax-related claims, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

During the third quarter of 2016, we reversed most of our contingencies arising from the business combination of Bartira in 2013.  The amount reversed consisted of R$6 million of tax contingencies and R$11 million of labor contingence, totaling R$17 million.  The remaining balance as of December 31, 2016, was R$1 million (R$18 million as of December 31, 2015).

Labor claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business.  As of December 31, 2016, we recorded a provision of R$950 million, of which R$302 million was for continued operations and R$648 million for discontinued operations (R$597 million as of December 31, 2015) referring to lawsuits whose risk of loss was considered probable.  Management, assisted by legal counsel, evaluates these claims recording provision for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.  Labor claims are indexed to rate according to a table made available by the Brazilian Supreme Labor Court plus 1% monthly interest rates.

Civil and other claims

We are defendants in civil lawsuits.  Among these lawsuits, we highlight the following:

•         We file and respond to various lawsuits requesting the review of lease amounts.  In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined.  The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity.  As of December 31, 2016, the provision for these lawsuits was R$121 million, of which R$49 million was for continued operations and R$72 million for discontinued operations (R$45 million as of December 31, 2015) to which there are no judicial deposits.

•         Via Varejo is party to lawsuits involving consumer relations rights (civil claims and assessments from the Consumer Protection and Defense Foundation (Fundação de Proteção e Defesa do Consumidor) or the PROCON Foundation) and a few lawsuits involving contracts terminated with suppliers in the amount of R$58 million at December 31, 2016, as compared to R$64 million in December 31, 2015.

As of December 31, 2016, including the lawsuits mentioned above, we had provisions for civil actions in the amount of R$343 million, of which R$141 million was for continued operations and R$202 million for discontinued operations, as compared to R$282 million as of December 31, 2015.

Other contingent liabilities for which there are no provisions

As of December 31, 2016, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings.  See note 22.4 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, IPI credits, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU.  As of December 31, 2016, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$12,221 million, of which R$10,736 was for continued operations and R$1,485 for discontinued operations, as compared to R$11,671 million as of December 31, 2015.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims.  As of December 31, 2016, the aggregate amount of the possible loss regarding these proceedings was R$952 million, of which R$721 million was for continued operations and R$231 million for discontinued operations, as compared to R$829 million in 2015.

Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS

On May 27, 2009, the Brazilian government enacted Law No. 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes.  During the third quarter of 2009, our management and legal counsel, adhering to the federal tax installment payment program introduced by Law No. 11,941/09, decided to include tax and social security liabilities from proceedings, in particular those related to the COFINS tax rate, which at the time totaled approximately R$987 million, and other applicable tax liabilities in the federal tax installment payment program.  The balance of the consolidated installments on December 31, 2016 was R$624 million, as compared to R$644 million in 2015.

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts.  The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.  In the last quarter 2014, there was a reduction of the provision for risks in the amount of R$296, there was a gain, net of other negative effects, in the amount of R$23. In addition, Law 12.996/2014 also allowed taxpayers to use tax loss carryforward to settle 70% of the remaining debt balance.  Therefore, management settled certain debts in the amount of R$366 million (R$256 million - using tax loss carryforward, R$97 million paid in cash and with interest reduction).

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

On October 25, 2016, we received a notice from the CVM determining that we pay an additional amount to the original non-controlling shareholders’ of Globex Utilidades S.A., corresponding to 80% of the indemnification effectively paid to Morzan as a result of the tender offer for Globex Utilidades S.A.’s shares carried out on January 4, 2010. We appealed the CVM decision and were granted a suspended effect of the decision.  The estimated amount is R$150 million and likelihood of loss is classified as possible.

For further information on the arbitration request by Morzan, see note 1.1 to our audited consolidated financial statements included elsewhere in this annual report.

Notices from CVM to CBD and our subsidiary Via Varejo

On February 18, 2016, our subsidiary Via Varejo received a notice from the CVM Superintendence of Business Relations (“CVM SEP”), challenging the accounting treatment given by Via Varejo in 2013 to the acquisition of the control of Bartira (acquisition of an additional 75% equity interest) and requesting the restatement of the financial statements.

Via Varejo appealed to a higher instance within the CVM, requesting suspensive effect of the restatement request.

On January 26, 2017, the appeal was granted in favor of the Company with respect to Bartira. CVM SEP requested that the Board of Commissioners reconsider its decision.

On April 20, 2017, Via Varejo received a notice from the CVM informing that the Board of Commissioners rejected CVM SEP’s request for reconsideration and, consequently, the matter is no longer under discussion.

For further information on this topic, see note 1.3 to our audited consolidated financial statements included elsewhere in this annual report.

Legal Proceedings Related to Cnova N.V.

In December 2015, the board of directors of Cnova engaged legal counsel and forensic accountants to perform an internal investigation of alleged employee misconduct related to inventory management at Cnova Brazil’s distribution centers.  Subsequently, the scope of the investigation at Cnova Brazil was expanded to investigate other facts.  In June 2016, Cnova’s legal advisors and external forensic accountants completed the internal investigation.  Based on their findings, which have been shared with the SEC, Cnova has restated its consolidated financial statements as of and for the years ended December 31, 2013 and 2014 and selected financial information as of and for the year ended December 31, 2012.

Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to the internal investigation conducted by Cnova at Cnova Brazil.  Cnova may incur expenses (including, without limitation, attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters).  We and Cnova are unable at this time to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal investigation conducted by Cnova at Cnova Brazil. For additional information related to this legal proceeding, see note 22.7 to our audited consolidated financial statements included elsewhere in this annual report.

Dividend Policy and Dividends

General

Pursuant to Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year to resolve on the allocation of the results of operations in any year and the distribution of an annual dividend.  Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to Brazilian corporate law.  Currently, Brazilian corporate law generally requires that each Brazilian corporation distribute, as a mandatory dividend, an aggregate amount equal to at least 25% of the adjusted net profits and adjusted according to Brazilian corporate law.  Pursuant to Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend to the shareholders payment of interim dividends and payment of dividends from other legally available funds.  Also pursuant to Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management report to its shareholders’ general meeting that the distribution would be incompatible with its financial condition.

Pursuant to our dividend policy created by our board of directors on August 3, 2009, we may anticipate our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. There was no approval for the anticipation of dividends for the fiscal years of 2016 or 2017 by our board of directors.  For further information see “Item 10B.  Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends.”  According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval.

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

8B.               Significant Changes

None.

ITEM 9.            THE OFFER AND LISTING

9A.               Offer and Listing Details

Our preferred shares trade on the BM&FBOVESPA, now called B3, under the trading symbol PCAR4.  In addition, our common shares are listed under the trading symbol PCAR3, although they are not actively traded.  See “Item 7A.  Major Shareholders” for more information on ownership of our common shares.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
2012	98.19	66.00	48.05	32.30	42,716,722
2013	114.70	88.67	48.96	37.85	83,709,400
2014	115.00	92.30	43.29	34.75	85,324,937
2015
1st quarter	98.90	88.47	30.83	27.58	83,824,762
2nd quarter	102.69	73.30	33.10	23.63	109,734,899
3rd quarter	75.30	48.76	18.95	12.27	77,605,789
4th quarter	58.80	41.19	15.06	10.55	67,471,834
2016:
1st quarter	51.80	32.90	14.56	9.24	56,527,030
2nd quarter	52.36	40.45	16.31	12.60	44,502,740
3rd quarter	57.25	46.65	17.64	14.37	45,096,527
4th quarter	61.86	49.01	18.98	15.04	50,053,128
2017:
1st quarter	62.24	54.30	19.64	17.14	49,919,631

____________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

The following table sets forth, for the most recent six months, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	R$		US$(1)
October 2016	61.00	52.23	19.17	16.42	53,198,892
November 2016	61.86	53.15	18.21	15.65	52,598,479
December 2016	54.75	49.01	16.80	15.04	44,633,019
January 2017	60.60	54.52	19.38	17.44	48,643,846
February 2017	59.56	57.23	19.22	18.47	44,755,396
March 2017	62.24	54.30	19.90	17.36	55,126,054
April 2017	71.75	58.06	22.88	18.51	52,820,937
May 2017 (through May 5)	73.00	71.28	23.04	22.49	87,369,503

____________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

Our preferred shares in the form of ADSs trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD.” Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2016, the ADSs represented 40.30% of our preferred shares.  Each ADS represents one preferred share, without par value.  The ADSs are evidenced by ADRs issued by JP Morgan Chase Bank, N.A.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2012:	49.67	36.03	101.50	73.63	20,026,162
2013:	56.83	38.98	133.13	91.31	26,667,579
2014:	51.23	35.35	136.08	93.90	25,702,263
2015:
1st quarter	37.32	28.96	119.72	92.90	20,269,579
2nd quarter	34.16	23.67	105.98	73.44	18,320,015
3rd quarter	23.78	11.90	94.48	47.28	14,478,110
4th quarter	15.59	10.44	60.88	40.77	12,550,615
2016:
1st quarter	14.27	8.01	50.79	28.51	10,245,116
2nd quarter	14.99	11.14	48.11	35.76	10,259,850
3rd quarter	17.40	13.98	56.48	45.38	12,472,166
4th quarter	19.38	14.14	63.16	46.08	11,870,080
2017:
1st quarter	19.89	16.96	63.02	52.04	9,689,391

____________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

The following table sets forth, for the most recent six months, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
October 2016	19.05	16.04	60.61	51.03	14,449,102
November 2016	19.38	15.56	65.83	52.85	9,632,093
December 2016	16.33	14.14	53.22	46.08	11,315,903
January 2017	19.03	16.55	59.51	51.75	10,906,449
February 2017	19.23	18.12	59.60	56.16	7,244,806
March 2017	19.89	16.96	63.02	53.74	10,703,892
April 2017	22.55	18.43	70.72	57.80	10,302,831
May 2017 (through May 5)	23.15	22.41	73.36	71.02	19,738,203

____________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented.  See “Item 3A.  Selected Financial Data—Exchange Rates.”

  9B.               Markets

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

On March 22, 2017, CADE approved the merger of BM&FBOVESPA and clearinghouse Cetip S.A. – Mercados Organizados (Central de Custódia e Liquidação Financeira de Títulos), or Cetip. The merged entity is called B3 (Brasil Bolsa Balcão).

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

To be listed on the Level 1 segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (a) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading (at least 25% must be free float), (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including the disclosure of consolidated financial statements and independent audit revision opinion, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company, and (e) disclose to shareholders an annual corporate events calendar.

On May 10, 2011, the differentiated Corporate Governance Practices and New Market rules were amended.  The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules.  In addition, according to the amended rules, a company’s chief executive officer or major executive officer cannot hold the position of chairman of the board of directors.  Board members shall be elected for continuous terms of a maximum of two years, with reelection permitted.

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

•         oblige the public company to disclose material acts or facts to the CVM, to the BM&FBOVESPA and through the publication of such acts in the newspapers or websites usually utilized by such company;

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

9D.               Selling Shareholders

Not applicable.

9E.               Dilution

Not applicable.

9F.               Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

10A.           Share Capital

As of December 31, 2016, our capital stock consisted of a total of 266,075,927 non-par shares, of which 99,679,851 were common shares and 166,396,076 were preferred shares.  As of the same date, our Company held 232,586 preferred shares in treasury.  In 2016, we increased our capital stock by 374,214 preferred shares in connection with our New Stock Option Plan.

As of March 31, 2017, our capital stock consisted of a total of 266,185,640 non-par shares, of which 99,679,851 were common shares and 166,505,789 were preferred shares.  As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

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

Preferred Shares and Common Shares

Pursuant to Brazilian corporate law and our by-laws, each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation, provided that they may convert their common shares into preferred shares at any time, subject to legal restrictions.  See “Conversion of Common Shares into Preferred Shares.”

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

For the fiscal year ended 2009, we created a new dividend policy during the board of directors meeting held on August 3, 2009, pursuant to which we may anticipate our dividend distribution on a quarterly basis; we have not made further alterations to the dividend distribution period.

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

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management report to our shareholders’ general meeting that the distribution would be incompatible with our financial condition.  Such suspension is subject to review by the fiscal council.  In addition, in the case of public companies, like us, our management must file a justification for such suspension with the Brazilian Securities Commission within five days from the date of the relevant general shareholders’ meeting.  If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

•         approval of or amendment to our annual investment plan;

•         approval of any issuance of common or preferred shares in an amount larger than the limit of our authorized capital (400,000,000 shares) and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and approve the terms and conditions of their subscription and payment; and

•         approval of any delisting from trading on any stock exchange or filings for new listings.

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

•         merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

•         approve our dissolution.

Notice of our shareholders’ meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, and in one of the following newspapers Folha de São Paulo, Valor Econômico or Estado de S. Paulo.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

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

iv.    members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders; and

v.     the chairman of any shareholders’ or board of directors’ meeting may disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

10C.           Material Contracts

Casas Bahia

On July 1, 2010, CBD, the Klein Family and Via Varejo entered into a shareholders’ agreement for Via Varejo.  The summary below is qualified by reference to the agreements that are filed as exhibits to this annual report.

The term provided in clause 11 of the Via Varejo’s shareholders agreement expired on July 1, 2016. However, the provisions contained in (a)  clause 10.6 (any sale of shares by the Casas Bahia Group that exceeds 3% of Via Varejo’s total capital may only be made through a public offering or a block trade), clause 12.6 (rules for notification) and clause 12.10 (amicably settlement) remain in force, (b) clause 8.1 (exclusivity of business) and clause 10.5 (Casas Bahia Group’s right to request the launch of a public offering of Via Varejo shares to promote the sale of their shares) shall remain in force while the Casas Bahia Group holds at least 15% of the Company’s total capital; and (c) clause 9.1 (non-compete) shall remain in force for a term of five years as of July 1, 2016.

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

This electronic registration was carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the preferred shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration.  Thereafter, unless the preferred shares are held pursuant to Resolution No. 4,373 of the CMN, dated as of September 29, 2014, a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to a less favorable tax treatment on the proceeds arising from any sale of the preferred shares.  In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Item 10E.  Taxation—Brazilian Tax Considerations”), the investor will also be subject to a less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of Resolution No. 4,373.  See “Item 10E.  Taxation—Brazilian Tax Considerations.”

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

As a result of the application of the RTT, the accounting profit of a Brazilian company could be significantly higher (or lower) than its taxable profit.  Law 12,973, dated May 13, 2014, among other provisions, extinguished the RTT and provided the applicable tax treatment for the new Brazilian accounting standards.  This law states that dividends related to all accounting profits generated between January 2008 and December 31, 2013 in excess of the established methods and criteria in force on December 31, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution. With reference to 2014, the law is not clear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 are subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where local legislation imposes restrictions on the disclosure of the shareholding composition, of the ownership of the investment or of the identity of the effective beneficiary of the income attributed to non-residents (“Low or Nil Taxation Jurisdiction”). As of 2015, in view of the termination of the RTT, there would be no differences between the accounting and the taxable profit, so that dividends generated since 2015 should be fully paid with no Brazilian withholding tax implications.

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

Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for purposes of calculating Brazilian corporate income tax and social contribution on net profits as far as the limits described above are observed.  Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in Low or Nil Taxation Jurisdiction.  These payments may be included, at their net value, as part of any mandatory dividend.  To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.  The distribution of interest on shareholders’ equity is proposed by our board of directors and subject to subsequent declaration by the shareholders at the general meeting.

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

Any other gains assessed on a disposal of the preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for a resident in a Low or Nil Taxation Jurisdiction, which, in this case, is subject to income tax at the rate of 25%.  Law No. 13,259 of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may also affect Non-Brazilian Holders.  Non-Brazilian Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.  If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, subject to the discussion below, we do not currently expect to become a PFIC for our 2017 taxable year.  However, as discussed above in the “Explanatory Note” on page 2 of this annual report and in note 35 to our audited consolidated financial statements, on November 23, 2016, our board of directors approved the sale of our shareholdings in Via Varejo. Depending on the nature and amount of proceeds realized upon the sale of Via Varejo and our use (including timing of use) of such proceeds, it is possible that this sale could cause us (and we cannot assure you that this will not cause us) to become a PFIC for U.S. federal income tax purposes with respect to the taxable year in which such a sale occurs. Further, whether or not such a sale occurs, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year.  However, as described above under “—U.S. Federal Income Tax Considerations—Taxation of Distributions,” while we do not currently expect to become a PFIC for our 2017 taxable year, depending on the nature and amount of proceeds realized upon the sale of Via Varejo and our use (including timing of use) of such proceeds, it is possible that this sale could cause us to become a PFIC for U.S. federal income tax purposes with respect to the taxable year in which such a sale occurs. Further, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

A U.S. Holder who owns preferred shares or ADSs during any taxable year in which we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621.  In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

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

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at:  Avenida Brigadeiro Luiz Antonio, 3142, São Paulo, SP, Brazil.

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

Interest Rate Risk

We are exposed to interest rate volatility with regard to our cash and cash equivalents and floating rate debt.  For cash and cash equivalents, we generally swap the fixed interest rate for a floating rate, the CDI rate.  The interest rate in our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

We are exposed to interest rate volatility with regard to future issuances of debt, foreign currency fluctuations and existing issuances of variable rate debt.  We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments.  Among other facilities, we also use bank loans to meet our financing requirements, originally denominated in U.S. dollars and swapped to obligations in reais accruing interest based on the CDI rate.

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2016.

	As of December 31, 2016
	Expected Maturity Date
	2017	2018	2019	2020	2021	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks in reais(1)	415	-	-	-	-	-	415	-	415
Cash equivalents denominated in reais	4,697	-	-	-	-	-	4,697	-	4,697	98.26% of CDI
Total cash and cash equivalents	5,112	-	-	-	-	-	5,112	-	5,112

Liabilities:
Loans and financing
Floating rate, denominated in US dollars(2)	1,284	209	-	-	-	-	1,493	-	1,493	(103.13% of CDI) + (2.62% per year USD)
Floating rate, denominated in Euros(3)	1	216	-	-	-	-	217	-	217	(100.50% of CDI) + (1.94% per year EURO)
Floating rate, denominated in reais	1,057	253	27	16	13	63	1,427	(6)	1,415	(106.88% of CDI) + (TR + 9.98% per year)
Floating rate, denominated in reais	7	8	8	8	8	12	51	-	34	(2.81% per year)
Floating rate, denominated in reais	41	41	40	38	25	30	215	-	214	(97.65% of CDI) + (1.37% of IGPDI) + (22.62% per year)
Total loans and financing	2,390	727	75	62	46	103	3,403	(6)	3,373
Debentures and promissory note floating rate, denominated in reais	573	450	1,463	-	-	-	2,486	(14)	2,448	(103.33% of CDI)
Total liabilities	2,963	1,177	1,538	62	46	103	5,889	(20)	5,821

____________________

(1)   Cash and banks include 66 million US dollars.

(2)   Originally US dollar-denominated and swapped to CDI.

(3)   Originally Euro-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2014	2015	2016
CDI(1)	10.8%	13.2%	14.0%
TJLP(2)	5.0%	7.0%	7.5%

____________________

(1)   Annualized rate at the end of each period.

(2)   Reference rate at the end of each period.

We have not experienced, and we do not expect to experience, difficulty in obtaining financing or refinancing existing debt.  See “Item 5B.  Liquidity and Capital Resources” for a discussion of our credit agreements.

Exchange Rate Risk

We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments.  We are principally exposed to fluctuations of the exchange rate with the U.S. dollar and Euros.

Since December 31, 2014, and through December 31, 2016, the real depreciated by 22.7% against the U.S. dollar, and as of December 31, 2016, the commercial market rate for purchasing U.S. dollars was R$3.259 to US$1.00.  In the first quarter of 2017, the real appreciated 4% against the U.S. dollar, and as of March 31, 2017, the commercial market rate for purchasing U.S. dollars was R$3.168 to US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar and Euro.  Foreign currency-denominated liabilities as of December 31, 2016, included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar and/or Euro-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$177 million as of December 31, 2016, compared to R$722 million as of December 31, 2015.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar‑denominated debt.

The table below provides information on our debt outstanding as of December 31, 2016:

	Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
US dollars(1)	1,284	209	-	-	-	-	1,493	1,493
Euros(2)	1	216	-	-	-	-	217	217
Reais	1,104	301	74	62	45	101	1,687	1,663
Total loans and financing	2,389	726	74	62	45	101	3,397	3,373
Debentures and promissory note
Reais	568	446	1,458	-	-	-	2,472	2,448
Total Debentures	568	446	1,458	-	-	-	2,472	2,448

____________________

(1)   Originally US dollar-denominated and swapped to CDI.

(2)   Originally Euro-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar and/or Euro-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 18 to our audited consolidated financial statements included elsewhere in this annual report.  As of December 31, 2016, the originally U.S. dollar and/or Euro-denominated debt of R$1,710 million and R$2,690 million as of December 31, 2015, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2017	2018	2019	2020	2021	There– after	Total	Fair Value of Assets (Liabilities)	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
U.S. dollars to reais	1,204	165	-	-	-	-	1,369	1,362	(103.13% over CDI)	(USD + 2.62% per year)
Euros to reais	-	173	-	-	-	-	173	176	(100.50% over CDI)	Euro + 1.94% per year)

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

Fees Incurred Since January 1, 2015

On December 7, 2015, JPMorgan Chase Bank, N.A. replaced The Bank of New York Mellon as the depositary bank for our ADS program pursuant to the third amended and restated deposit agreement entered into by and among CBD, JP Morgan Chase Bank, N.A., as the depositary bank, and the ADR holders.  From December 7, 2015, until July 31, 2016, the Company received from JPMorgan Chase Bank, N.A. the amount of US$116 thousand in accordance with the deposit agreement.

From January 1, 2016, until December 7, 2016, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank of our ADS program during that period, the amount of US$2.9 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness, as of December 31, 2016, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, due to a material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2016.  We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding this material weakness, our audited consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital position and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2016, considering the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Material Weakness: Controls over reviewing and monitoring the close process of the financial statements of subsidiaries was not designed to be sufficiently precise to identify and timely correct errors on the financial close process of Cnova Brazil.

Our management's controls over reviewing and monitoring accounting information from subsidiaries for financial statements consolidation purposes were insufficiently designed to identify and timely correct errors in the financial close process of the subsidiary Cnova Brazil, considering that certain controls related to Cnova Brazil's financial close and reporting process and controls over certain system reports were not operating with sufficient precision, resulting in errors and contributing to the material weakness.

As a result of our inadequate controls, we were unable to properly perform and/or accumulate certain accounting analyses and reconciliations in a timely manner and with the proper level of internal oversight, resulting in proposed audit adjustments in Cnova Brazil's financial statements. The adjustments mainly occurred in accounts payable, accounts receivable and intangible assets, for which the impact was accounted for in one line item in the Company's balance sheet as per IFRS 5 and were properly recorded by us and reflected in the consolidated financial statements. Thus, there has been no impact in our audited consolidated financial statements as of and for the year ended December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-3 of this annual report. That report expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

Remediation Plan for the Material Weakness

In order to address the material weakness described above and considering that since November 2016 Cnova Brazil is being accounted for as discontinued operations under IFRS 5, the Company will enhance the oversight controls over the close process of the financial statements of subsidiaries, including more precise procedures at Cnova Brazil level, with the support of external advisors and the oversight of the audit committee. A review on direct internal controls at Cnova Brazil will be performed, including review of parameters of certain system reports and more precise review on monthly account reconciliations to timely detect and prevent errors during the financial close process.

Changes in Internal Control over Financial Reporting

Following the internal investigation performed at Cnova Brazil, which was concluded in June 2016, we implemented several measures as remediation actions to address the material weaknesses that we identified in our internal control over financial reporting as of December 31, 2015, including the termination or replacement of certain executive officers and employees of Cnova Brazil, implementation of entity level controls, implementation of an ERP system at Cnova Brazil and, as a result of the corporate reorganization pursuant to which Cnova Brazil became a wholly-owned subsdiary of Via Varejo, the merger of the administrative and operational functions of Cnova Brazil with those of Via Varejo beginning November 2016.

After the reorganization, our internal control over financial reporting underwent changes in its design to account for supervision controls of our subsidiaries, which included periodic discussions of significant accounting policies and transactions, review of balance sheets and journal entries and other accounting issues.

Other than those described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(d) under the Exchange Act) during the year ended December 31, 2016, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

16B.           Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer, which was amended by our board of directors on July 27, 2016.  This Code of Ethics of the Company complies with item 5.8 of the New Listing Regulation for Corporate Governance Level 1 issued by BM&FBOVESPA and is available at our website www.gpari.com.br and at www.cvm.gov.br.  We intend to make publicly available on this website any amendments to our code of ethics.  Information from that website is not incorporated by reference into this document.

16C.           Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2014, 2015 and 2016.  The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2014, 2015 and 2016, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2014	2015	2016
	(in millions of R$)
Audit Fees	7.7	8.2	10.2
Audit–Related Fees	-	-	0.5
Tax Fees	-	-	-
All Other Fees	-	-	-
Total	7.7	8.2	10.7

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of our consolidated financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards and tax compliance review.

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

16E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16F.            Change in Registrant’s Certifying Accountant

As previously disclosed in our current report on Form 6-K furnished on December 16, 2016, our board of directors, pursuant to applicable CVM regulation regarding auditor rotation, approved the rotation of Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, as independent registered public accounting firm and the engagement of Ernst & Young Auditores Independentes, or EY, to serve as our new independent registered public accounting firm as of the first quarter of 2017 for the fiscal year ending December 31, 2017, and future fiscal years until new auditor rotation is required.

Deloitte’s audit report dated May 8, 2017, on our consolidated financial statements for the fiscal year ended December 31, 2016, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte’s audit report dated September 8, 2016, on our consolidated financial statements for the fiscal year ended December 31, 2015, also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Deloitte’s audit report dated May 8, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016, expressed an adverse opinion related to the following material weakness: the Company’s controls over reviewing and monitoring the close process of the financial statements of subsidiaries was not designed to be sufficiently precise to identify and timely correct errors on the financial close process of Cnova Brazil. Deloitte’s audit report dated September 8, 2016, on the effectiveness of our internal control over financial reporting as of December 31, 2015, expressed an adverse opinion related to the following material weaknesses: (I) Inadequate controls over reviewing and monitoring accounting information from subsidiary CNova N.V. for financial statements consolidation purpose; (II) Cnova N.V. and Cnova Brazil monitoring activities and financial statement close process; and (III) Cnova Brazil control activities, information and communication.

During the two fiscal years preceding the rotation of Deloitte, there were no disagreements between us and Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of Deloitte, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of this Item 16F and have requested and received from Deloitte a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte agrees with the above statements. A copy of the letter from Deloitte is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of Deloitte, neither us nor anyone acting on our behalf consulted EY regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

16G.           Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards.  As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies.  Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.  As a Brazilian company listed on BM&FBOVESPA, we are required to comply with the corporate governance standards set forth in Brazilian corporate law and the rules of CVM.  The following is a summary of those differences.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Brazilian law has a similar requirement.

We implemented a code of ethics in 2000, as amended in 2016, to regulate our employees’ conduct with us and our customers, suppliers, competitors, public agents and the public at large.  In order to comply with the requirements of the Sarbanes-Oxley Act, NYSE rules and applicable Brazilian law, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2016. For more information about our code of ethics, see “Item 16B.  Code of Ethics.”

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

Since November 2016, due to an internal reorganization, the internal control area is linked to the accounting officer and the risks area is linked to internal audit. This change did not impact the independence, competence, objectivity or completion of the certification.

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
2.(a)

Form of Amended Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder, including the form of American Depositary Receipt.(1)

4.(b)(1)

Shareholders’ Agreement dated July 1, 2010, among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Via Varejo S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A.(2)

4.(b)(2)	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(3)
4.(b)(3)	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(3)
4.(b)(4)

Framework and IPO Agreement, dated July 11, 2014, among Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom Comércio Eletrônico S.A., Bruxelas Empreendimentos e Participações S.A. and Cnova N.V.(4)

4.(b)(5)	English translation of Form of Side Letter Agreement between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição.(4)
4.(b)(6)	English translation of Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A.and Companhia Brasileira de Distribuição.(4)
4.(b)(7)

English translation of First Amendment, dated May 10, 2016, to the Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição.(4)

4.(b)(8)

Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(5)

4.(b)(9)

Companhia Brasileira de Distribuição Shareholders’ Agreement, dated August 20, 2015, among Wilkes Participações S.A., Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A., and, as Intervening Parties, Companhia Brasileira de Distribuição, Segisor S.A.S. and Onper Investments 2015, S.L.(5)

4.(b)(10)	Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016.*
4.(b)(11)	Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016.*
6.1	See note 30 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Administrative Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Administrative Financial Officer.*
16.1	Letter from Deloitte Touche Tohmatsu Auditores Independentes to the Securities and Exchange Commission, dated May 8, 2017, regarding the change in certifying accountant.*

(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-207667).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
(3) (4)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015. Incorporated herein by reference to our annual report on Form 20-F filed on September 9, 2016.
(5)	Incorporated herein by reference to our 6-K filed on August 28, 2015.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:     /s/ Ronaldo Iabrudi

Name:  Ronaldo Iabrudi

Title:  Chief Executive Officer

By:     /s/ Christophe Hidalgo

Name:  Christophe Hidalgo

Title:  Chief Financial Officer

Dated:  May 8, 2017

Companhia Brasileira
de Distribuição and subsidiaries

Consolidated Financial Statements as of December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014 and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

Companhia Brasileira de Distribuição

Consolidated Financial Statements as of December 31, 2016 and 2015 and for the Years ended December 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Cnova Comércio Eletrônico S.A. and  subsidiaries, a Company’s subsidiary, whose financial statements reflect total assets constituting 3.5% of consolidated total assets as of December 31, 2016 and discontinued operations constituting 83.2% of consolidated discontinued operations for the year ended December 31, 2016. We did not audit the financial statements of Cnova N.V. and subsidiaries, a Company’s associate, whose financial statements reflect total assets constituting 12.5% of consolidated total assets as of December 31, 2015, and discontinued operations constituting 113.2% and 40.0% of consolidated discontinued operations for the years ended December 31, 2015 and 2014, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Cnova Comércio Eletrônico S.A. and Cnova N.V., is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2016 and 2015, the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 8, 2017 expressed an adverse opinion on the Company’s internal control over financial reporting based on our audit and the report of the other auditors.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

May 8, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP - Brazil

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Cnova Comércio Eletrônico S.A. (“Cnova Brazil”) and subsidiaries, a Company’s subsidiary, whose financial statements reflect total assets constituting 3.5% of consolidated total assets as of December 31, 2016 and discontinued operations constituting 83.2% of consolidated discontinued operations for the year ended December 31, 2016. The effectiveness of Cnova Brazil’s internal control over financial reporting was audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Cnova Brazil’s internal control over financial reporting, is based solely on the report of the other auditors.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in Management’s Report on Internal Control over Financial Reporting: the Company’s controls over reviewing and monitoring the close process of the financial statements of subsidiaries was not designed to be sufficiently precise to identify and timely correct errors on the financial close process of Cnova Brazil. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2016 and this report does not affect our report on such consolidated financial statements.

In our opinion, based on our audit and the report of the other auditors, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s consolidated financial statements as of and for the year ended December 31, 2016, and our report dated May 8, 2017 expressed an unqualified opinion on those consolidated financial statements based on our audit and the report of the other auditors.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

May 8, 2017

Companhia Brasileira de Distribuição

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, except earnings per share)

	Note	2016	2015	2014
Net operation revenue	26	41,454	37,198	34,741
Cost of sales	27	(31,933)	(28,123)	(25,955)
Gross profit		9,521	9,075	8,786
Operating expenses, net
Selling expenses	27	(6,567)	(5,922)	(5,315)
General and administrative expenses	27	(884)	(766)	(752)
Depreciation and amortization		(707)	(650)	(581)
Other operating expenses, net	28	(567)	(206)	(306)
		(8,725)	(7,544)	(6,954)
Profit from operations before net financial expenses and share of profit of associates		796	1,531	1,832

Financial expenses, net	29	(903)	(768)	(598)
Share of profit of associates	13	60	81	78

(Loss) profit before income tax and social contribution		(47)	844	1,312

Income tax and social contribution	20	(24)	(229)	(348)

Net income (loss) from continued operations		(71)	615	964
Net income (loss) from discontinued operations	35	(1,005)	(891)	620
Net income (loss) for the year		(1,076)	(276)	1,584

Other comprehensive income (loss), net of income tax

-Items that will not be reclassified subsequently to statement of operations:
Defined benefit pension plan - actuarial gain or loss		(3)	(2)	(2)

-Items that may be reclassified subsequently to statement of operations:
Foreign currency translation adjustment		234	(219)	6
Hedging instruments designated on hedge of the net assets of foreign operations		-	(1)	-

Other comprehensive income (loss) for the year, net of income tax		231	(222)	4

Total comprehensive income (loss) for the year		(845)	(498)	1,588

Net income (loss) for the year attributed to:
Controlling shareholders - continued operations		(71)	615	964
Controlling shareholders - discontinued operations		(411)	(350)	243
Total of controlling shareholders		(482)	265	1,207

Non-controlling shareholders - continued operations		-	-	-
Non-controlling shareholders - discontinued operations		(594)	(541)	377
Total of non-controlling shareholders		(594)	(541)	377

Total comprehensive income (loss) for the year attributed to:
Controlling shareholders		(395)	177	1,208
Non-controlling shareholders		(450)	(675)	380
		(845)	(498)	1,588

Earnings (loss) per share (R$/share) – controlling shareholders’	30
Basic
Common - continued and discontinued operations		(1.81669)	0.93859	4,28908
Common - continued operations		(0.26891)	2.17964	3,42446
Preferred - continued and discontinued operations		(1.81669)	1.03245	4,71799
Preferred - continued operations		(0.26891)	2.39760	3,76691
Diluted
Common - continued and discontinued operations		(1.81669)	0.93859	4,28751
Common - continued operations		(0.26891)	2.17964	3,42290
Preferred - continued and discontinued operations		(1.81669)	1.03014	4,70411
Preferred - continued operations		(0.26891)	2.39222	3,75558

The accompanying notes are integral part of these consolidated financial statements

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2016 and 2015

(In millions of Brazilian reais)

Assets	Note	2016	2015

Current
Cash and cash equivalents	7	5,112	11,015
Trade receivables, net	8	543	3,210
Other receivable	9	126	375
Inventories, net	10	4,641	8,965
Recoverable taxes	11	674	1,080
Prepaid expenses		97	157
Other assets		155	143
Assets held for sale	35	20,303	15
Total current assets		31,651	24,960

Noncurrent
Trade receivables, net	8	-	98
Other receivables	9	612	625
Recoverable taxes	11	632	2,467
Deferred income tax and social contribution	20	170	406
Related parties	12	17	309
Restricted deposits for legal proceedings	22.5	661	999
Prepaid expenses		45	50
Investments in associates	13	316	382
Investment properties		23	25
Property and equipment, net	14	9,182	10,377
Intangible assets, net	15	1,908	6,543
Total noncurrent assets		13,566	22,281
Total assets		45,217	47,241

The accompanying notes are integral part of these consolidated financial statements

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2016 and 2015

(In millions of Brazilian reais)

Liabilities	Note	2016	2015

Current
Trade payable, net	16	7,232	15,508
Structured payable program	18.1 (iv)	-	1,055
Borrowings and financing	17	2,957	3,814
Payroll and related taxes		614	1,023
Taxes and contributions payable and taxes payable in installments	19	254	830
Related parties	12	147	563
Acquisition of non-controlling interests	21	7	76
Financing of property		116	114
Rent payable		110	151
Deferred revenue	24	224	420
Accounts payable to insurance companies		15	398
Customer loyalty programs		28	30
Other payables		246	1,291
Liabilities related to assets held for sale	35	15,632	-
Total current liabilities		27,582	25,273

Noncurrent
Borrowings and financing	17	2,912	4,164
Deferred income tax and social contribution	20	317	1,184
Taxes payable in installments	19	540	572
Provision for risks	22	1,177	1,396
Acquisition of non-controlling interests	21	-	28
Deferred revenue	24	24	1,223
Provision for losses on investments in associates	13	22	-
Other payables		46	49
Total noncurrent liabilities		5,038	8,616
Shareholders’ equity
Share capital	25	6,811	6,806
Capital reserves	25	331	302
Earning reserves	25	2,718	3,333
Accumulated other comprehensive income		-	(87)
		9,860	10,354
Non controlling interest		2,737	2,998
Total shareholders’ equity		12,597	13,352

Total liabilities and shareholders’ equity		45,217	47,241

The accompanying notes are integral part of these consolidated financial statements

Companhia Brasileira de Distribuição

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2016, 2015 and 2014

(In millions of Brazilian reais)

		Capital reserves		Earnings reserves
Description	Share	Other capital reserves	Stock options	Legal	Expansion	Treasury shares	Earnings retention	Retaining earnings	Accumulated other comprehensive income	Controlling shareholders’	Non-controlling interests	Total
	capital
Balance at December 31, 2013	6,764	7	226	353	1,809	(7)	247	-	-	9,399	3,202	12,601
Capital increase (note 25.1)	28	-	-	-	-	-	-	-	-	28	-	28
Share-based expenses (note 25.5)	-	-	37	-	-	-	-	-	-	37	-	37
Share-based expenses - subsidiaries (note 25.11)	-	-	12	-	-	-	-	-	-	12	17	29
Net income for the year	-	-	-	-	-	-	-	1,207	-	1,207	377	1,584
Other comprehensive income (note 25.6):												-
Foreign currency translation	-	-	-	-	-	-	-	-	2	2	4	6
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	1,207	1	1,208	380	1,588
Appropriation of income to legal reserve (note 25.4)	-	-	-	60	-	-	-	(60)	-	-	-	-
Dividends (note 25.10)	-	-	-	-	-	-	-	(302)	-	(302)	(126)	(428)
Transfer to earnings reserve	-	-	-	-	-	-	845	(845)	-	-	-	-
Transactions with non-controlling interest (note 25.7)	-	-	-	-	-	-	16	-	-	16	(21)	(5)
Cnova N.V initial public offering transaction (note 13.1 (ii)	-	-	-	-	-	-	132	-	-	132	279	411
Corporate restructuring on subsidiaries (note 13.1 (i))	-	-	-	-	-	-	(53)	-	-	(53)	(14)	(67)
Balance at December 31, 2014	6,792	7	275	413	1,809	(7)	1,187	-	1	10,477	3,717	14,194
Capital increase (note 25.1)	14	-	-	-	-	-	-	-	-	14	-	14
Transfer to expansion reserve (note 25.4)	-	-	-	-	815	-	(815)	-	-	-	-	-
Share-based expenses (note 25.5)	-	-	11	-	-	-	-	-	-	11	-	11
Share-based expenses - subsidiaries (note 25.11)	-	-	9	-	-	-	-	-	-	9	5	14
Net income (loss) for the year	-	-	-	-	-	-	-	265	-	265	(541)	(276)
Other comprehensive income (note 25.6)::
Foreign currency translation	-	-	-	-	-	-	-	-	(86)	(86)	(133)	(219)
Investment hedge	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income (loss) for the year	-	-	-	-	-	-	-	265	(88)	177	(675)	(498)
Appropriation of income to legal reserve (note 25.4 e 25.10)	-	-	-	13	-	-	-	(13)	-	-	-	-
Dividends (note 25.10)	-	-	-	-	-	-	-	(115)	-	(115)	-	(115)
Transfer to earnings reserve	-	-	-	-	-	-	137	(137)	-	-	-	-
Transactions with non-controlling interest (note 25.7)	-	-	-	-	-	-	(60)	-	-	(60)	(30)	(90)
Settlement of equity Instruments (note 25.9)	-	-	-	-	-	-	(150)	-	-	(150)	-	(150)
Put option - CD Colombia (note 25.8)	-	-	-	-	-	-	(9)	-	-	(9)	(19)	(28)
Balance at December 31, 2015	6,806	7	295	426	2,624	(7)	290	-	(87)	10,354	2,998	13,352
Capital increase (note 25.1)	5	-	-	-	-	-	-	-	-	5	-	5
Transfer to expansion reserve (note 25.4)	-	-	-	-	119	-	(119)	-	-	-	-	-
Share-based expenses (note 25.5)	-	-	21	-	-	-	-	-	-	21	-	21
Share-based expenses - subsidiaries (note 25.11)	-	-	8	-	-	-	-	-	-	8	5	13
Net loss for the year	-	-	-	-	-	-	-	(482)	-	(482)	(594)	(1.076)
Other comprehensive income (note 25.6)::
Foreign currency translation	-	-	-	-	-	-	-	-	88	88	146	234
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(2)	(3)
Comprehensive income (loss) for the year	-	-	-	-	-	-	-	(482)	87	(395)	(450)	(845)
Dividends	-	-	-	-	-	-	(4)	-	-	(4)	-	(4)
Absorption of losses	-	-	-	-	(444)	-	(38)	482	-	-	-	-
Transactions with non-controlling interest (note 25.7)	-	-	-	-	-	-	(138)	-	-	(138)	165	27
Put option - CD Colombia (note 25.8)	-	-	-	-	-	-	9	-	-	9	19	28
Balance at December 31, 2016	6,811	7	324	426	2,299	(7)	-	-	-	9,860	2,737	12,597

The accompanying notes are integral part of these consolidated financial statements

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(In millions of Brazilian reais)

	Note	2016	2015	2014

Cash flow provided by (used in) operating activities
Net income (loss) for the year		(1,076)	(276)	1,584
Adjustment to reconcile net income (loss) to net cash provided by (used in) operations:
Deferred income tax	20	(113)	135	222
Loss on disposal of property and equipment		203	148	58
Depreciation and amortization		1,089	1,102	929
Financial charges		1,272	1,154	1,118
Share of profit of associates	13	(81)	(112)	(108)
Provision for risk	22	1,080	246	309
Share-based expenses		29	25	47
Estimated losses on trade receivables	8.3	609	556	522
Estimated losses on inventories obsolescence and breakage	10.2	44	57	33
Deferred revenue	24	(372)	(161)	(32)
Gain on fair value measurement of investments		-	-	(16)
Other operating expenses		-	15	150
Gain in sale of subsidiaries		(94)	-	-

		2,590	2,889	4,816
Changes in assets and liabilities
Trade receivables		(1,259)	(434)	(859)
Inventories		107	(261)	(1,480)
Recoverable taxes		(709)	(434)	(478)
Other assets		118	(140)	(31)
Related parties		(470)	(324)	(253)
Restricted deposits for legal proceedings		(218)	(82)	(20)
Trade payables		(1,486)	2,503	3,565
Payroll, related taxes		134	159	72
Taxes and contributions payable		55	42	(28)
Taxes and contributions paid		(132)	(234)	(405)
Payments of risks		(415)	(351)	(257)
Deferred revenue		660	750	489
Other liabilities		(279)	397	(165)
Dividends received		-	152	-
Marketable securities		-	-	24

		(3,894)	1,743	174

Net cash provided by (used in) operating activities		(1,304)	4,632	4,990

The accompanying notes are integral part of these financial statements

7

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(In millions of Brazilian reais)

	Note	2016	2015	2014

Cash flow used in investing activities
Purchase of property and equipment	14.3	(1,265)	(1,581)	(1,379)
Purchase of intangible assets	15.3	(279)	(404)	(492)
Proceeds from sale of property and equipment		55	82	59
Net cash from corporate restructuring (*)		-	-	168
Proceeds from sale of subsidiary		137	51	20
Payment by Via Varejo to Cnova’s N.V. for the exchange of shares	25.7	(47)	-	-
Net cash related to Cnova NV (discontinued operations)	35.1	(621)	-	-
Net cash used in investment activities		(2,020)	(1,852)	(1,624)

Cash flow provided by (used in) financing activities
Capital increase		5	14	28
Proceeds from borrowings and financing obtained	17.2	8,082	6,389	6,780
Payments of borrowings and financing	17.2	(7,481)	(9,301)	(7,519)
Dividends paid		(4)	(434)	(258)
Transactions with non-controlling shareholders		-	(4)	(11)
Installments payments on acquisitions of subsidiary		(79)	(74)	(67)
Financing with related parties		952	404	-
Proceeds from offering of shares of subsidiary Cnova N.V., net of transaction costs		-	-	411
Net cash flow provided by (used in) financing activities		1,475	(3,006)	(636)

Net increase (decrease) in cash and cash equivalents		(1,849)	(226)	2,730

Cash and cash equivalents at the beginning of the year		11,015	11,149	8,367
Exchange rate in cash and cash equivalents		(24)	92	52
Cash and cash equivalents at the end of the year		9,142	11,015	11,149
Net increase (decrease) in cash and cash equivalents		(1,849)	(226)	2,730

Cash and cash equivalents reconciliation:	2016

Cash and cash equivalents in accordance to cash flow at 12.31.2016	9,142
Cash and cash equivalents in accordance to balance sheet at 12.31.2016	5,112
Cash included in “assets held for sale and discontinued operations”	4,030

(*) “Net cash from corporate restructuring” is related to the consolidation of Cdiscount and C-Asia in 2014.

The main non-cash transactions are disclosed in note 34.

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição (the "Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”), engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores mainly under the trade names "Pão de Açúcar”, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of home appliance and e-commerce are presented as discontinued operations (note 35) and represent the stores under the brands “Ponto Frio” and “Casas Bahia" and the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

CBD’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate controlling company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration request by Morzan

On August 14, 2015, CBD and its direct parent company (Wilkes) were jointly convicted by International Court of Arbitration of the International Chamber of Commerce – ICC, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes. The obligation arising from this conviction of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016, the Company received a notice from Securities Registration Office (“SRE”) of Brazilian Securities Exchange Commission (“CVM”) stating that the Company should pay an additional equivalent to 80% of the indemnification effectively paid to Morzan to the non-controlling shareholders´ of Globex Utilidades S.A (“Globex”) who joined the Shares Offer made on January 4, 2010, resulting in the control disposal of Globex. The Company presented an appeal to CVM’s commissioners’ board, obtaining a suspensive effect of the notice until final decision. Management estimated a contingent liability amounting R$150.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.2.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received the Notice 18/2016-CVM/SEP/GEA-5 from CVM containing the understanding of the Superintendence of Business Relations – SEP in relation to certain transactions and accounting treatment adopted by Via Varejo in 2013. Due to the effects into GPA’s consolidated financial statements, the Company also received the Notice 19/2016-CVM/SEP/GEA-5, containing similar questionings.

CVM’s technical area expressed different understanding on the accounting treatment applied on acquisition of additional 75% interest of Indústria de Móveis Bartira (“Bartira”), requiring Via Varejo, and consequently GPA, to restate its financial statements of that year considering this transaction as “capital transaction”.

Via Varejo and the Company presented an appeal against such decision to the CVM’s Board of Commissioners, and on January 26, 2017 CVM reported to the Company that (i) the CVM’s Board of Commissioners agreed with the accounting treatment adopted by Via Varejo and no restatement is needed; and (ii) The CVM’s SEP will ask reconsideration of the CVM’s Board of Commissioner’s decision.

On April 20, 2017 Via Varejo received the Notice 91/2017-CVM/SEP/GEA-5 informing that the CVM's Board of Commissioners rejected the request for reconsideration of CVM SEP and, consequently, the matter is no longer discussed.

2.      Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The consolidated financial statements are presented in millions of Brazilian Reais (“R$”), which is the functional currency of the Company. The functional currency of associates companies located abroad is the local currency of each jurisdiction where these associates companies operate.

The financial statements for the year ended December 31, 2016 were approved by the Board of Directors on May 8, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - % (rounded)
	2016	2015
Companies
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10	10
Sendas Distribuidora S.A. (“Sendas”)	100	100
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100	100
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100	100
CBD Holland B.V. (“CBD Holland”)	100	100
CBD Panamá Trading Corp. (“CBD Panamá”) (*****)	-	100
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) (*)	-	100
Xantocarpa Participações Ltda. (“Xantocarpa”) (*)	-	100
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100	100
GPA Logística e Transporte Ltda. (“GPA Logística”)	100	100
Auto Posto Ciara Ltda. (“Posto Ciara”) (**)	-	100
Auto Posto Império Ltda. (“Posto Império”) (**)	-	100
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”) (**)	-	100
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”) (**)	-	100
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”) (**)	-	100
Via Varejo S.A. (“Via Varejo”) (***)	43	43
Via Varejo Luxembourg Holding S.à.r.l. (“VVLuxco”) (***)	43	-
Via Varejo Netherlands Holding B.V. (“VVDutchco”) (***)	43	-
Indústria de Móveis Bartira Ltda. (“Bartira”) (***)	43	43
VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”) (***)	43	43
Globex Adm. e Serviços Ltda. (“Globex Adm”) (***)	43	43
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”) (***)	43	43
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”) (***)	43	43
Cnova Comércio Eletrônico S.A. (”Cnova Brasil”) (***)	43	36
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”) (***)	43	36
Nova Experiência PontoCom S.A. (“Nova Experiência”) (***)	43	36
Marneylectro S.A.R.L (“Luxco”) (****)	-	72
Marneylectro B.V. (“Dutchco”) (****)	-	72
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	100	-
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	100	-
Associates
Cnova N.V (“Cnova Holanda”) (****)	34	36
Cdiscount Group S.A.S. (“CDiscount”) (****)	34	36
Cnova Finança B.V. (“Cnova Finança”) (****)	34	36
Cdiscount Afrique SAS (“Cdiscount Afrique”) (****)	34	36
Cdiscount International BV The Netherlands (“Cdiscount Internacional”) (****)	34	36
Cnova France SAS (“Cnova France”) (****)	34	36
Cdiscount S.A. (“Cdiscount”) (****)	34	36
3W SAS (“3W”) (****)	34	36
CD Africa SAS (“CD Africa”) (****)	29	31
Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”) (****)	29	31
Cdiscount Sénégal SAS (“Cdiscount Sénégal”) (****)	29	31
Cdiscount Cameroun SAS (“Cdiscount Cameroun”) (****)	29	31
CLatam AS Uruguay (“CLatam”) (****)	24	25
Cdiscount Panama S.A. (“Cdiscount Panama”) (****)	24	25
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”) (****)	24	25
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (****)	24	25

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.    Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

Companies	Direct and indirect equity interests - % (rounded)
	2016	2015
As societies – Continued
Financière MSR SAS (“Financière”) (****)	-	36
Cdiscount Colombia SAS (“Cdiscount Colombia”) (****)	-	18
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”) (****)	-	22
C Distribution Thailand Ltd. (“C Distribution Thailand”) (****)	-	15
E-Cavi Ltd Hong Kong (“E-Cavi”) (****)	-	17
Cdiscount Vietnam Co Ltd. (“Cdiscount Vietnam”) (****)	-	17
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (****)	-	27
Cdiscount Moncorner (“Cdiscount Moncorner”) (****)	-	36
3W Santé SAS (“3W Santé”) (****)	-	33
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	42	42
Banco Investcred Unibanco S.A. (“BINV”)	22	22
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	42	42

 (*) On April 27, 2016, the shareholders approved partial merger of Sendas into CBD, basically related to the hypermarkets and supermarkets stores previously operated by Sendas. Subsequently, Sendas merged Barcelona, entity operating “Assai” stores, being Barcelona extinct. In August 2016 Xantocarpa, entity that used to operate “Assai” stores in Rio de Janeiro State, was also merged in Sendas. Consequently, Sendas became the sole legal entity representing Cash-and-Carry segment (“Assai” brand), with the objective to improve corporate structure. This transaction has no impact in the consolidated financial statements.

 (**) Companies disposed on January 2016 by the total amount of R$8, without gain or loss to the Company.

 (***) Companies which balance are classified in “Held for sale and discontinued operations” (see note n°35).

 (****) Companies whose control were lost on October 2016 and, consequently, no longer consolidating this entity, beginning November 2016 (see note n°35)

 (*****) Ended operation on November 2016

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

In certain subsidiaries, Company’s interest represents less than 50% of interest (common plus preferred shares) but Company’s holds control pursuant to the common shares or shareholders’ agreement, being a controlled entity and, consequently, consolidated by the Company.

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.    Basis of consolidation – Continued

3.3.   Associates

Investments are accounted for under the equity method, based on the fact that these associates are entities over which the Company exercises significant influence, but not control, having the other shareholders the ability to: (a) as part of the shareholders’ agreement, appoint certain officers and having vote rights in certain relevant decisions, and (b) power over operational and financial decisions. The associates at December 31, 2016 are: i) BINV (not operating) and FIC which are controlled by Banco Itaú Unibanco S.A (“Itaú Unibanco”) and ii) Cnova N.V. which holds mainly the investment on Cdiscount, an e-commerce entity operating in France.

The summarized financial statements are as follows:

	FIC
	2016	2015

Current assets	4,060	3,894
Noncurrent assets	43	38
Total assets	4,103	3,932

Current liabilities	3,050	3,070
Noncurrent liabilities	15	15
Shareholders’ equity	1,038	847
Total liabilities and shareholders’ equity (*)	4,103	3,932

Statement of operations:	2016	2015	2014

Revenues	1,118	1,118	1,025
Operating income	386	370	397
Net income of the year	236	226	220

(*) For the purposes of measurement of the investment in this associate, the special goodwill reserve (R$122) recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s exclusive right.

	Cnova N.V. Consolidated
	2016	2015

Current assets	1,457	2,596
Noncurrent assets	501	766
Total assets	1,958	3,362

Current liabilities	1,948	3,340
Noncurrent liabilities	70	103
Shareholders’ equity	(60)	(81)
Total liabilities and shareholders’ equity	1,958	3,362

Statement of operations:	2016	2015	2014

Revenues	7,187	6,599	2,428
Operating income	(146)	(331)	(7)
Losses for the year	(224)	(319)	16

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company assumes contractual rights to receive cash or other financial asset. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the Company in the transfer.

Financial liabilities are recognized when the Company assumes contractual obligations for settlement in cash or in the transfer to third-party the obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when the obligations are settled, extinguished or expired.

Financial instruments measured at amortized cost are subsequently measured using effective interest rate. Interest income and expenses, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of operations as financial income and expenses.

Monthly, the Company evaluates the estimated losses on not received financial assets. An estimate of loss is recognized when there is objective evidence that the Company will not collect all amounts based on their due dates. For the calculation, the Company considers historical losses, historical statistical data, portfolio aging and the assessment of the likelihood of further deterioration of the portfolio, taking into account macro-economic factors and market. When the collection of accounts receivable is unlikely, both carrying amount and its loss estimate are recognized in the statement of operations. Subsequent recoveries are recognized when incurred under the caption selling expenses in the statement of operations for the year.

Note 18 provide detailed information about financial instruments and further details on how it is measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company within the scope of IAS 39 are classified according to the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables; (iii) available-for-sale; and (iv) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value, and transaction costs are charged in the statement of operations. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company includes cash and cash equivalents, trade accounts receivable, related parties receivables and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(i)      Financial assets - Continued

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the statement of operations for the year as financial income or expense, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the statement of operations as finance income or expense, when incurred.

•          Held-to-maturity financial assets: represent financial assets that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in the statement of operations for the year using the effective interest rate method; and

•         Available-for-sale financial instruments: items that do not meet the classification criteria in other categories. These items are measured at fair value, however, with an adjustment recognized in a separate account in shareholders’ equity.

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired; and

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

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(i)      Financial assets - Continued

Impairment of financial assets

At the end of the reporting periods, the Company assesses whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered (and only if) when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to loans and receivables, the Company firstly verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, if should the Company determines the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company classifies it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the statement of operations. Interest revenue is recorded in the financial statements as part of finance income. In the case of investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations. If a write-off is later recovered, this recovery is also recognized in the statement of operations.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as, fair value through profit or loss or other financial liabilities, designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

(ii)    Financial liabilities - Continued

All financial liabilities are initially recognized at fair value and, in the case of borrowings and financing, net of directly attributable transaction costs.

The Company’s financial liabilities include trade accounts payable, borrowings and financing, debentures, financing related to acquisition of assets and derivative financial instruments.

Subsequent measurement

After initial recognition, borrowings and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of operations for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

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

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to their market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as financial income or expense.

4.3.   Hedge accounting

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the statement of operations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.3.   Hedge accounting - Continued

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

For the purposes of hedge accounting, these instruments are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations;

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

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

Trade accounts receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM. The EIM amortization are included in net finance income (costs) in the statement of operations. Impairment expenses are recognized in the statement of operations.

At the end of each reporting period, the Company assesses if the financial assets or group of financial assets are impaired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.5.   Trade accounts receivable - Continued

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, therefore, written off definitely after 180 days past due.

4.6.   Inventories

Inventories are accounted for at average cost or net realizable value, whichever is lower. Inventories average cost includes warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from supplier.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in income when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to reset margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of supplier bonuses receivable.

4.8.   Present value adjustment of assets and liabilities

The long term assets and liabilities are adjusted to their present value, considering the contractual cash flows and respective interest rate, implicit or explicit. Short term assets and liabilities are not adjusted to present value.

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company activities.

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

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

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

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in statement of operations for the year as incurred.

Asset category	Average useful life (In years)
Buildings	40
Improvements	24
Data processing equipment	5
Software	10
Facilities	12
Furniture and fixtures	9
Vehicles	5
Machinery and equipment	11
Decoration	5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2016 and no significant changes were necessary.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.11.Capitalization of interest

Interest on borrowings and financing directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investments properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if is applicable

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations for the period in which the asset is written off.

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the statement of operations in which they were incurred.

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

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate, mentioned in the note 4.10. Beginning amortization when they become operational.

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

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

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

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to IAS12.

4.15.Assets held to sale

Assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition, exposed only the terms that are usual to sales of this assets and the sale is highly probable. The Management has to be compromised to finish the sale, the estimated deadline to the sale to be completed have to occur in one year.

When the Company are compromised to a sale plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is achieved, even if the Company keeps non-controlling participation in its former subsidiary after the sale. Additionally, the net results of the entity classified as held for sale is reclassified as discontinued operations in a unique captions into statements of operations.

After completed the sale, the Company considers any residual interest in associate in accordance with IAS 39, unless the interest withheld by the Company in the associate keep significant influence and, in this case, the Company use the equity method.

Assets classified as held for sale are measured based on the lower amount between carrying amount and market value less the cost for sale.

4.16.Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The Company rents equipment and commercial spaces, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary from 5 to 25 years.

Company as lessees

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.16.Leases - Continued

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

Contingent rentals are recognized as revenue in the periods in which they are earned.

4.17.Provisions

Provisions are recognized when the Company has present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company expects a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in statement of operations for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company’s policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the amounts involved in lawsuits in progress.

4.18.Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

4.19.Deferred Revenue

The Company records deferred revenue related to amounts received in advance from business partners for the exclusivity in the intermediation of services to be rendered in the Company’s stores and it is recognized in income by evidence of the service rendered with the business partners.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.20.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

4.21.Share-based payment

Employees and senior executives of the Company (including ours subsidiaries) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

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

Each year’s expenses or income represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that has not completed the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

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

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 30).

4.22.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.22.Earnings per share - Continued

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

Equity instruments that will or may be settled with the Company’s shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

4.23.Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company operates as agents, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company ceases to hold control or responsibility for the goods sold and the economic benefits generated to the Company are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company’s acting as agents in insurance extended warranty, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company’s business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset, Interest income is included under financial services, composing the Company's gross profit in the statement of operations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.23.Determination of net income – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income (except the customer financing interest, which is presented as financial services revenue) is included in the financial result in the statement of operations for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred. When the sale is recorded, the assumptions are based in the volumes of sales and historic of returns in each reporting segment. Revenue is recorded net of returns and cancellations.

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from suppliers, changes in inventories and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling, depreciation and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main media used by the Group are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.23.Determination of net income – Continued

(v)   Other operating expenses, net

Other operating income and expenses correspond to the effects of non-recurring or unusual events occurred during the year.

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

4.24.Taxation

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000.00 for IRPJ, and 9% for CSLL.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.24.Taxation – Continued

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

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

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

4.25.Business combinations and goodwill

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.25.Business combinations and goodwill - Continued

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, if this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment level that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

4.26.   Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of IFRS 3.

4.27.Foreign currency translation

The financial statements are presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of foreign subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•       Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing rate;

•       Statement of operations and cash flow items are translated into reais using the average rate unless significant variances occurs, when is used the rate of the transaction date ;

•       Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Foreign currency transactions (i.e. transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the statement of operations. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.28.Customer loyalty programs

Used by the Company to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company grants them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company estimates the fair value of the points granted according to the “Programa Mais” and “Clube Extra” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations, the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) and 750 points into five reais (R$ 5.00) in products for “Programa Mais” and “Clube Extra”, respectively.

The Company recognizes the points initially granted and the reversal of points expired under net sales.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year.

In 2016, the Company has applied amendments and new interpretations to IFRSs issued by IASB, which are mandatorily effective for an accounting periods beginning on or after January 1, 2016. The main amendments are:

Statement	Description	Impact

Annual improvements to IFRSs: 2012-2014 cycle

Amendments to: IFRS 5 – In situations where asset are held for sale or distribution; IFRS 7 – Clarification on whether a service agreement represents continued involvement with a transferred asset; and IAS 9 – Considerations on the discount rate of the post-employment benefit and IAS 34.

The adoption of this standard had no significant impact on the financial statements.
Amendments in IAS 16 and IAS 38 – Clarifying of acceptable methods of depreciation and amortization	Clarifies that is inappropriate the use of depreciation and amortization for the revenue curve.	The adoption of this standard had no significant impact on the financial statements.
Amendments in IAS1 – Disclosure	Improvements to understand materiality concepts.	The adoption of this standard had no significant impact on the financial statements.
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The sale or contribution considered as a business (IFRS 3) must be recognized in the investor’s financial statements, and must be partially recognized in the statement of operations when it is not considered as a business.

The adoption of this standard had no significant impact on the financial statements.
	Clarifies the exemption of to prepare consolidated financial statements involving investment activities.	The adoption of this standard had no significant impact on the financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective - Continued

5.2.   New and revised standards already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Applicable to
Pronouncement	Description	annual periods
beginning on or after

IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2018
IFRS 16 – Leases

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definition of finance lease disappear, except for short-term leases and for contracts involving immaterial amounts.

01/01/2019
IFRS 2 – Classification and measurement of share based payment	Between other changes describes modifications of settled options of shares.	01/01/2018
IFRS 10 and IAS 28 improvements – Sell or asset contribution between investor and associate or Joint Venture

In case of assets sell or contribution between investor and associates or joint venture, the transaction effect only be recognized in profit and loss while the transaction be with a not related third party.

01/01/2018
IAS 7 – Initiatives to improvement the statements	Describes about disclosures that enable users to measure the changes in liabilities related to financing activities.	01/01/2017
IAS 12 – Deferred tax income recognize for unrealized losses	Describes the treatment of temporary differences.	01/01/2017

The Company is analyzing the impacts of the standards. However the Company does not expect significant effects on their adoption, except by IFRS15 and IFRS 16 that are being evaluated by the Company. In relation to IFRS16, it is expected relevant impacts in the consolidated financial statements, which measurement is underway. Currently, Company has a project in place to implement the controls necessary and estimate the impacts by the end of 2017. In regards IFRS 15, Company is also evaluating the effects, which a project to be finished also by the end of 2017, at this point it is not expected significant impacts as a result of the adoption, and at this stage we consider to apply the modified retrospective method.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on net results or equity disclosed by the Company in its consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

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

6.1.   Impairment

According to the method disclosed in note 4.9, the Company performed test to verify that the assets might not be recoverable and at the year ended December 31, 2016, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generating Units – CGU (stores), the steps of the test were as follows:

•         Step 1: compared the carrying amount of CGUs with a multiple of sales (30% to 35%), representing transactions between retail companies, For CGUs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 3;

•         Step 2: for a selection of owned stores of CGUs (owned stores), we considered an evaluation report issued by independent experts and if it had indicated an impairment loss then we applied the same procedures used for third-parties CGUs, described in Step 3; and

•          Step 3: we prepare the discounted cash flow of CGU, using sales growth rate between 6.7% and 10% (6.7% and 8.0% on December 31, 2015) for the next 5 years. The discount rate used was 12.4% varying to 11.6% in subsequent periods over 3 years.

For the purposes of impairment test, goodwill acquired through business combinations and licenses (brands) with indefinite life was allocated to cash generating units, which are also operational segments that disclose financial information. The segments are: Food Retail and Cash and Carry.

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate on cash flow projections is 12.4% varying to 11.6% in subsequent periods over 3 years, and the cash flows exceeding three years are extrapolated using a growth rate of 6.5% for Food Retail and Cash and Carry (8% on December 31, 2015). Based on this analysis, no provision for impairment was necessary.

The cash-and-carry brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

The consolidated Via Varejo net assets, including Cnova Brasil, were tested in accordance to the note 35 description.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions - Continued

6.2.   Income taxes

Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax benefit and expenses. The Company records provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's jurisdiction.

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

Continued operations’ tax losses carryforward amounting to a deferred tax benefit of R$112 at December 31, 2016 (R$232 at December 31, 2015). Company writes-off or constitutes a provision when income tax and social contribution credits fulfillment is not probable. These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company that has tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.3.   Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set forth in IFRS13, which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

6.4.   Share-based payments

The Company measures the costs of transactions with employees eligible to share-based compensation based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 25.5.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions - Continued

6.5.   Provision for risk

The Company is party to several judicial and administrative proceedings (see note 22). Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion.

6.6.   Estimated losses in allowance for doubtful accounts

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio and updated at each reporting date.

6.7.   Tax recoverable

The Company has tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of taxes is based on the projections prepared by Management, operational issues and the consumption of the credits by the companies in the group. Further details, see note 11 of credits and compensation.

6.8.   Inventories

Inventories are measured by the lowest between the acquisition cost, calculated by the average cost, and its net realizable amount. The net realizable amount is calculated by the average sales price, deducted from: (i) taxes over sales; (ii) personnel expenses directly related to inventories; (iii) purchase cost; and (iv) other costs necessary to bring the product in condition of sales. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation for merchandise that will be sold with negative gross margin, including for products displayed in the stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

7.      Cash and cash equivalents

	Rate	2016	2015

Cash and banks - Brazil		349	409
Cash and banks - Abroad	(*)	66	131
Temporary investments - Brazil	(**)	4,697	10,446
Temporary investments - Abroad	1%per year	-	29
		5,112	11,015

(*)Refers a resources deposited in United States of America in US Dollars.

(**)Temporary investments as December 31, 2016 refer substantially to repurchase agreements, earning interest corresponding to a weighted average rate equivalent to 98,26% (100.5% in 2015) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.      Trade receivables

	2016	2015

Credit card companies (note 8.1)	241	664
Sales vouchers	142	189
Consumer finance - CDCI (note 8.2)	-	1,877
Trade receivable from cash and carry customers	-	355
Private label credit card	62	35
Receivables from related parties (note 12.2)	5	66
Receivables from suppliers	95	164
Extended warranties	-	211
Other trade receivables from customers	-	28
Estimated loss on trade receivables (note 8.3)	(2)	(379)
Current	543	3,210

Consumer finance – CDCI (note 8.2)	-	111
Estimated losses on trade receivables (note 8.3)	-	(13)
Noncurrent	-	98
	543	3,308

8.1.   Credit card companies

As part of its cash management strategy, the Company periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen its working capital, without recourse or related obligation.

8.2.   Consumer finance – CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments; however, the most frequent term is less than 12 months. Over these amounts are calculated contractual interests, which financial revenue is recognized by effective interest rate. The accounting balance at December 31, 2016 amounts to R$2,138 and is classified, together with other assets, as “assets held for sale”, due to the transaction described in note 35.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 17). Total liabilities balance on December 31, 2016 is R$3,002 (R$2,475 at December 31, 2015) and, due to the transaction described in note 35, is also presented with other liabilities in the account “liabilities related to non-current assets held for sale”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables – Continued

8.3.   Estimated losses on doubtful accounts

	2016	2015	2014

At the beginning of the year	(392)	(354)	(239)
Provision for loss in the year	(609)	(556)	(522)
Reversals	561	544	494
Assets held for sale and discontinued operations (note 35)	422	-	-
Corporate restructuring	-	-	(82)
Exchange rate variation	16	(26)	(5)
At the end of the year	(2)	(392)	(354)

Current	(2)	(379)	(344)
Noncurrent	-	(13)	(10)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

2016	545	524	13	6	1	1
2015	3,700	3,252	133	82	52	181

9.      Other receivables

	2016	2015

Receivables from sale of fixed assets	6	38
Supplier receivables (advertising)	-	21
Rental advances	3	11
Amounts to be reimbursed	29	54
Accounts receivable from insurance companies	10	17
Freight reimbursement	-	44
Rental receivable	61	86
Receivable from Paes Mendonça (note 9.1)	532	532
Receivable from sale of subsidiaries (note 9.2)	69	105
Other	28	92
	738	1,000

Current	126	375
Noncurrent	612	625

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

9.1.   Accounts receivable – Paes Mendonça

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of the accounts receivable is linked to the lease agreements and is currently tacitly renewed and were kept on non current, due to the possibility of conversion into commercial rights of leased stores.

9.2.   Accounts receivable from the sale of companies

Accounts receivable related to an option exercised by a third party, resulting the disposal of gas stations chain former operated by the Company in 2012. The original amount of this receivable was R$50, subject to interest of 110% of the CDI, to be collected in 240 monthly installments beginning 2013. Additionally, on January, 2016 it was sold 5 gas stations for the amount of R$8, subject to the same collection terms.

10.    Inventories

	2016	2015

Stores (note 10.1)	3,400	4,323
Distribution centers (note 10.1)	1,255	4,627
Inventories of real estate under construction (note 10.3)	61	165
Estimated losses on obsolescence and breakage (note 10.2)	(75)	(150)
	4,641	8,965

10.1.Inventories cost

Bonuses received from vendors and the storage costs are included in the cost of inventories and recorded in the statement of operations as the inventories are realized.

10.2.Estimated losses on obsolescence and breakage

	2016	2015	2014

At the beginning of the year	(150)	(91)	(51)
Provisions in the year	(208)	(129)	(91)
Write-offs / reversals	164	72	58
Corporate restructuring	-	-	(7)
Exchange rate variation	1	(2)	-
Assets held for sale and discontinued operations (note 35)	118	-	-
At the end of the year	(75)	(150)	(91)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories - Continued

10.3.Inventories under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

This balance refers to the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda.

The units of the Thera project, started in December, 2011, and for Classic e Carpe Diem, started in November, 2012, were concluded on 2016 and some units are still in inventory.

11.    Recoverable taxes

	2016	2015
Current
State value-added tax on sales and services – ICMS (note 11.1)	184	481
Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) (note 11.2)	358	372
Income tax on Financial investments	45	32
Income tax and Social Contribution	80	34
Social Security Contribution (INSS)	-	21
Value-Added Tax Recoverable- France	-	65
Other	7	75
Total current	674	1,080

Noncurrent
ICMS (note 11.1)	361	2,256
PIS/COFINS (note 11.2)	60	5
INSS	211	206
Total noncurrent	632	2,467
Total	1,306	3,547

11.1. ICMS (State VAT)

Since 2008, the Brazilian States have been significantly changing their laws aiming the implementation and broadening the ICMS (State VAT) tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS on behalf of the entire supply chain, upon products outflow from manufacturers or importers, or inflow in the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State in which the transaction was originated, so that ICMS is fully owed thereto.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - Continued

11.1.ICMS (State VAT) - Continued

In order to supply its stores, the Company maintains distribution centers strategically located in certain States and in the Federal District, receiving products with ICMS-ST included in the purchase price, on behalf of all supply chain, and then, this product are shipped to locations in other States. Such interstate shipment entitles the Company to a refund of the prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the Company to refund. Only after its previous legal consent by State Tax Authorities and/or compliance with specific accessory obligations aiming to support these credits, credits could be used by the Company, which occurs in periods after these credits are generated.

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company has also grown. The Company has been using such authorized credits to offset with state tax liabilities owed, after having obtained the Special Tax Regime and also complying with other procedures contained in the States rulings.

For credits that cannot be offset immediately, the Company’s Management understands their future realization is probable based on a technical feasibility study, which contemplates future growth expectation and offset against debts deriving from its operations. These studies were prepared based on information extracted from strategically planning report previously approved by the Company’s Board of Directors.

In	184 134 62 70 40 44 11

Up to one year
2018
2019
2020
2021
2022
2023
545

The Company records ICMS credits as Cost of Goods Sold, every time sufficient convincing evidence is obtained based on legal opinion, documental and factual evidences, including the estimation of realization.

11.2.PIS and COFINS credit

The Company records PIS and COFINS credits when obtains evidences to conclude about the rights over the credits, including i) Interpretation of tax legislation, ii) internal and external factors as court jurisprudence and interpretation of the market, and iii) accounting evaluation about the matter. These credits are recorded as a reduction of profit and loss accounts that gave basis for such credits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - Continued

11.2.PIS and COFINS credit - Continued

In 2016, it was recognized PIS/COFINS credits calculated on tax substitution amounts, that complement the purchase cost of products for resale, in the amount of R$641 (R$353 related to discontinued operations and R$288 to continued operations). The Company also maintained in 2016 the application of tax benefit (as in 2015) that reduced to zero the tax rate of PIS/COFINS on sale of certain electronic products (Lei do Bem or MP 690/2014 converted into law 13.241/15), in the amount of R$600, recorded as a reduction of sales taxes (R$567 in discontinued operations and R$33 in continued operations).

12.    Related parties

12.1.Management and Advisory Committees compensation

Expenses related to management compensation of executive officers (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) recorded in the Company’s statement of operations for the periods ended December 31, 2016,  2015 and 2014, were as follows:

	Base salary			Variable compensation			Stock option plan			Total			% share-based payment
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Board of directors (*)	7	4	4	-	-	-	-	-	-	7	4	4
Executive officers	26	34	56	17	13	20	23	5	6	66	52	82
	33	38	60	17	13	20	23	5	6	73	56	86	31.5%	8.9%	7.0%

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2014

Controlling shareholders
Casino (i)	5	8	1	-	-	23	-	86	(64)	(76)	(40)
Distribution Casino France (x)	-	32	-	-	-	28	-	-	-	-	-
Wilkes Participações (v)	-	-	-	-	-	-	-	-	-	(1)	(3)
Euris (i)	-	-	-	-	-	-	1	2	(4)	(6)	-
Héllico (i)	-	-	-	-	-	-	-	-	(1)	-	-
Exito(ii)	-	2	-	-	-	24	-	-	-	-	-
Casino Subsidiaries					-
Casino Finance International S.A. (“Polca Loans”) (ix)	-	-	-	-	-	-	-	364	-	-	-
C´est chez vous Societé en Nom Collectif (“CChez Vous”) (x)	-	7	-	-	-	37	-	-	-	-	-
EMC Distribuition Societé par Actions Simplifiée (“EMC”) (x)	-	-	-	-	-	43	-	-	-	-	-
Big C Supercenter S.A. (“Big C-Thailandia)	-	2	-	-	-	2	-	39	-	-	-
Easydis Societé par Actions Simplifiée (“Easydis”) (x)	-	-	-	-	-	58	-	-	-	-	-
Franprix-Leader Price Holding AS	-	12	-	-	-	6	-	-	-	-	-
Others	-	3	1	-	-	4	-	69	-	1	-
Associates
FIC (iii)	-	-	14	10	14	9	-	3	55	34	32
Other related parties
Casas Bahia Comercial Ltda. (*) (vii)	-	-	-	291	-	-	-	-	-	-
Nova Pontocom’s Management (viii)	-	-	-	-	-	-	-	-	-	4	3
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	(1)	(7)	(6)
Viaw Consultoria Ltda. (vi)	-	-	-	-	-	-	-	-	(1)	(3)	-
Greenyellow (iv)	-	-	-	-	-	-	146	-	(26)	(10)	-
Others	-	-	1	8	-	1	-	-	(1)	-	(1)
Total	5	66	17	309	14	235	147	563	(43)	(64)	(15)

(*) Via Varejo’s related parties balances and transactions are classified in the line “Held for sale and discontinued operations”, in accordance to note 35.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties. The main operations are:

(i)         Casino: “Cost Sharing Agreement”: Celebrated between the Company, Helicco Participações Ltda., Foncière Euris e Casino, Guichard-Perrachon S.A. in August, 10 2014 to set the reimbursement rules of expenses incurred by Casino Group companies related to activities involving transfer of “know-how” to the Company in supporting our development.

“Agency Agreement”: Celebrated between the Company, Sendas and Groupe Casino Limited on July, 25 2016 to set the rules for rendering services of “global sourcing” (prospecting global suppliers and intermediate purchases) by Casino.

 “Cost Reimbursement Agreement”: Celebrated between the Company and Casino on July, 25 2016 to set the reimbursement rules of French employees expenses (expatriate) of the Company related to the French social contributions paid by Casino in France.

“Reimbursement Agreement”: Celebrated between the Company, Casino and Via Varejo to set the reimbursement rules by the Company and Via Varejo of Cnova’s N.V. IPO costs.

(ii)        Éxito: “Agreement on Establishment of Business Relations”: Celebrated between the Company, Sendas, Exito, Supermercados Disco del Uruguay S.A., Devoto Hnos S.A., Libertad S.A., Odaler S.A. and Ameluz S.A. on July, 27 2016 to set rules of suppliers’ prospection in each home country in order to establish new commercial relationships. The operations of 2015 refer to amounts kept with Cdiscount.

 “Commercial Agreement” Celebrated between the Company and Exito on July, 27 2016 to legitimate the implementation of synergies process between the companies operations.

(iii)       FIC: Celebration of commercial contracts to set rules for promoting and sale of financing services provided by FIC in the Company’s stores, in order to implement the financing partnership between the Company and Itau Unibanco established in the association agreement celebrated between the parties, among them: (i) bank correspondent; (ii) indemnification agreement that FIC compromised to keep the Company free of losses in performing FIC’s services; and FIC and Company compromised, with each other, to compensate the counterparty for contingences related from your responsibilities; (iii) software license agreement by FIC to the Company for offer the services; and (iv) agreement to providing by Company to the FIC, and vice versa, of information and access to the systems for offering services.

(iv)       Greenyellow: Energy Efficiency Agreement celebrated between the Company, Sendas and Greenyellow on May, 8 2015 to set rules of the energy efficiency services provided by Greenyellow for Food Retail segment.

(v)        Wilkes: Warranty term celebrated between the Company and Wilkes at July 6, 2009 to set rules to collect commissions paid by the Company for the guarantee in financing agreements.

(vi)       Viaw Consultoria Ltda.: Celebration of services term between the Company and Viaw at September 27, 2013 for consulting services of telephony costs reduction.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

Operations with related parties “held to sale and discontinued operations”.

(vii)      Casas Bahia Comercial Ltda. (“CB”): As per the First Amendment of Association Agreement (“Association Agreement”), after six years from the closing of the transaction, which was due on November 8th, 2016, it was locked up the procedures to notify new legal claims that could result in loss or damages indemnable from one part to another. Additionally, the Association Agreement describes procedures to estimate, based on the same date, the potential contingencies related to legal claims in progress, aiming the retention of collaterals to cover potential risk and guarantee reimbursement for the Company of losses, if incurred. The obligation to indemnify is still in force until such claims are closed. This contractual procedure has been observed and followed by Via Varejo to maintain its contractual rights.

The balance of “Accounts receivable” is periodically settle by the counterparty, and the remaining balance refers substantially to reimbursement of expenses and contingences. In 2015 Via Varejo, along with CB, reviewed some specific items and concluded that was not sufficient evidences to support a portion of the accounts receivable owed by CB,  therefore, it was charged R$32 from accounts receivable to profit and loss.

Additionally, Via Varejo, and its subsidiary Bartira have lease agreements of 307 properties including distribution centers, commercial and administrative buildings, with CB and other companies of the same economic group.

(viii)     Nova Pontocom’s management: on November, 2010, in context of e-commerce operations restructuring of GPA. The balance was paid on 2015 with Cnova Brazil’s shares held by them, at fair value.

(ix)       Polca: Casino Group entity, which has cash centralization agreement with Cdiscount group entities. The cash balance is remunerated by rate “Euro Overnight Index Average-EONIA”, plus 0.5% annual over the outstanding balance, in favor of Polca or the Cdiscount Group, depending on the balance.

(x)        Cdiscount: Cdiscount has borrowings, payables and receivables, against Casino and others Casino Group entities. Additionally, Cdiscount has also payables and receivables against other Casino Group entities for other transactions as: Merchandise purchase and sale (Exito and Distribution Casino France), central negotiation with suppliers (IRTS), logistic (Easydis), home delivery (CChez Vous) and central purchases (EMC). Due to the loss of the control of Cdiscount on October 2016, these amounts are not consolidated and presented as related parties in 2016.

In 2016, Via Varejo has accounts payable to FIC related to the purchase of rights of commercialization of insurances in Via Varejo´s stores, in the amount of R$64; and a receivable from CB of R$334, mainly related to indemnification for labor and tax claims (refer to (vii) above). In combined statement of operations of Via Varejo and Cnova Brasil, the balance of expenses with FIC represents R$24 (R$45 in December, 31 2015 and R$35 in December, 31 2014), expenses with CB amounts R$276 (R$289 in December, 31 2015 and R$264 in December,31 2014), expenses with Cnova N.V. R$54 (R$31 in December, 31 2015 and nil in December,31 2014), and expenses with Cnova Finança B.V. R$8 (R$3 in December, 31 2015 and nil in December,31 2014). These balances and transactions are presented as “assets held for sale and discontinued operations”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

13.1.Breakdown of investments

	FIC	BINV	CBD Luxco (i)	Other	Total (*)
Balances at 2014	373	21	-	7	401
Share of profit of associates – continued operations	81	-	-	-	81
Share of profit of associates – discontinued operations	32	(1)	-	-	31
Write-down	-	-	-	(7)	(7)
Dividends	(125)	-	-	-	(125)
Exchange rate variation	-	-	-	1	1
Balances at 2015	361	20	-	1	382
Share of profit (loss) of associates	76	-	(16)	-	60
Share of profit of associates – discontinued operations	29	1	-	-	30
Dividends	(28)	-	-	-	(28)
Other movements	-	-	(9)	-	(9)
Exchange rate variation	-	-	5	-	5
Company reorganization (note 35)	-	-	7	-	7
Reclassification held for sale and discontinued operations (note 35)	(123)	(21)	(9)	-	(153)
Balances at 2016	315	-	(22)	1	294

(*) Includes the effect of Provision for losses on investment in associates, in the amount of R$ 22.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

(i) CBD Luxco is the holding entity of GPA investing in Cnova NV. Casino initiated on December 27, 2016 an acquisition offering of all available ordinary shares at “Nasdaq Global Select Market” and “Euronext” of our associate company Cnova N.V. The other Casino’s subsidiaries, including GPA, holders of 10.37% of Cnova’s equity will not participate of the offering.

The offering occurred at January 31, 2017 with a value of US$5.50 per net share to owners’ shares, without interest and less any withholding tax applicable. After offering completion, Casino held, direct and indirectly, 98.88% of total shares and 99.41% of voting rights on Cnova NV.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	2014	Additi-ons	Depreciation (ii)	Write-offs	Transfers	Exchange rate variation	2015	Additi-ons	Depreci-ation (iii)	Write-offs	Transfers	Exchange rate variation	Assets held for sale and discontinued operations (i)	2016
Land	1,449	9	-	(16)	22	-	1,464	-	-	(1)	36	-	(85)	1,414
Buildings	2,047	42	(66)	(2)	2	-	2,023	48	(62)	(24)	(96)	-	(33)	1,856
Leasehold improvements	3,182	344	(239)	(49)	437	-	3,675	213	(272)	(83)	441	-	(690)	3,284
Machinery and equipment	1,605	380	(296)	(37)	23	1	1,676	295	(279)	(26)	35	(1)	(360)	1,340
Facilities	381	62	(45)	(6)	25	5	422	175	(47)	(7)	19	(5)	(124)	433
Furniture and fixtures	601	190	(90)	(14)	9	5	701	73	(90)	(5)	28	(3)	(161)	543
Vehicles	121	8	(15)	(40)	1	-	75	1	(6)	(11)	-	-	(57)	2
Construction in progress	166	519	-	(4)	(510)	1	172	546	(1)	(11)	(450)	(2)	(50)	204
Other	73	59	(30)	(1)	(4)	-	97	31	(27)	(9)	(7)	-	(22)	63
Total	9,625	1,613	(781)	(169)	5	12	10,305	1,382	(784)	(177)	6	(11)	(1,582)	9,139

Finance lease
Equipment	16	-	(3)	-	-	-	13	-	(2)	(2)	-	-	-	9
IT equipment	26	24	(21)	-	2	-	31	5	(14)	-	-	-	(14)	8
Facilities	1	-	-	-	-	-	1	-	(1)	-	-	-	-	-
Furniture and fixtures	7	-	(1)	-	-	-	6	-	-	-	-	-	-	6
Vehicles	1	-	-	(1)	-	-	-	-	-	-	-	-	-	-
Buildings	23	-	(1)	(1)	-	-	21	-	(1)	-	-	-	-	20
	74	24	(26)	(2)	2	-	72	5	(18)	(2)	-	-	(14)	43
Total	9,699	1,637	(807)	(171)	7	12	10,377	1.387	(802)	(179)	6	(11)	(1,596)	9,182

(i) See note 35

(ii) Continued operations correspond to R$604 and discontinued operations correspond to R$203.

(iii) Continued operations correspond to R$638 and discontinued operations correspond to R$164.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	2016			2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,414	-	1,414	1,464	-	1,464
Buildings	2,823	(967)	1,856	3,036	(1,013)	2,023
Leasehold improvements	4,926	(1,642)	3,284	5,548	(1,873)	3,675
Machinery and equipment	2,779	(1,439)	1,340	3,454	(1,778)	1,676
Facilities	723	(290)	433	799	(377)	422
Furniture and fixtures	1,159	(616)	543	1,349	(648)	701
Vehicles	8	(6)	2	111	(36)	75
Construction in progress	204	-	204	172	-	172
Other	168	(105)	63	227	(130)	97
	14,204	(5,065)	9,139	16,160	(5,855)	10,305

Finance lease
Equipment	30	(21)	9	36	(23)	13
IT equipment	46	(38)	8	199	(168)	31
Facilities	1	(1)	-	2	(1)	1
Furniture and fixtures	14	(8)	6	15	(9)	6
Buildings	43	(23)	20	43	(22)	21
	134	(91)	43	295	(223)	72
Total	14,338	(5,156)	9,182	16,455	(6,078)	10,377

14.1.Guarantees

At December 31, 2016 and 2015, the Company had collateralized property and equipment items for some legal claims, as disclosed in note 22.6.

14.2.Capitalized borrowing costs

The borrowing costs for the year ended December 31, 2016 were R$14 (R$18 for the year ended December 31, 2015). The rate used to determine the borrowing costs eligible for capitalization was 104.53% of the CDI (104.5 % in 2015), corresponding to the effective interest rate on the Company’s borrowings.

14.3.Reconciliation of additions to property and equipment

	2016	2015
Total additions, as disclosed in the property and equipment activity (i)	1,387	1,637
Finance lease	(5)	(24)
Capitalized borrowing costs	(14)	(18)
Additions without cash outflow (ii)	(802)	(734)
Subsequent payments of additions (ii)	699	720
Total as per cash flow statements	1,265	1,581

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.Additions to property and equipment – Continued

(i)   Additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)    The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows, net of items that did not impact cash.

14.4.Other information

At December 31, 2016, the Company recorded in cost of goods and services sold the amount of R$55 (R$57 at December 31, 2015) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

At December 31, 2016 and 2015, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined based on the cash-generating unit. See more details at note 6.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	2014	Additions	Amorti-zation (iii)	Write-off	Trans-fers	Corporate reorganization (i)	Exchange rate variation	2015	Addi-tions	Amorti-zation (iv)	Write-off	Transfers	Assets held for sale and discontinued operations (ii)	Exchange rate variation	2016
Goodwill - cash and carry	362	-	-	-	-	-	-	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920	-	-	-	-	(920)	-	-
Goodwill – food retail	747	-	-	-	-	-	-	747	-	-	(2)	-	-	-	745
Goodwill - e-commerce	254	-	-	-	(4)	(79)	72	243	-	-	-	-	(196)	(47)	-
Tradename - cash and carry	39	-	-	-	-	-	-	39	-	-	-	-	-	-	39
Tradename - home appliances	2,061	-	-	-	-	-	-	2,061	-	-	-	-	(2,061)	-	-
Tradename - e-commerce	30	-	-	-	1	(17)	7	21	-	-	(4)	1	(14)	(4)	-
Commercial rights - home appliances	574	1	(5)	-	-	-	-	570	-	(2)	-	6	(574)	-	-
Commercial rights – food retail	46	-	-	-	-	-	-	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	-	34	-	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-
Lease agreement – under advantageous condition - NCB	97	-	(27)	-	-	-	-	70	-	(14)	-	-	(56)	-	-
Contractual Rights	179	-	(31)	-	-	-	-	148	65	(28)	-	-	(185)	-	-
Software	965	270	(217)	(40)	94	(2)	57	1,127	208	(210)	(70)	(46)	(447)	(39)	523
Software capital lease	91	10	(11)	(1)	-	-	-	89	94	(31)	-	83	(76)	-	159
Other	47	119	(2)	(18)	(91)	(5)	16	66	69	(2)	(3)	(52)	(64)	(14)	-
Total	6,448	400	(295)	(59)	-	(103)	152	6,543	436	(287)	(79)	(8)	(4.593)	(104)	1,908

(i) Effect of corporate reorganization related to sale of interest in subsidiary E-trend by Cdiscount to Casino in 2015.

(ii) See note 35.

(iii) Continued operations correspond to R$103 and discontinued operations correspond to R$192.

(iv) Continued operations correspond to R$124 and discontinued operations correspond to R$163.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	2016			2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - cash and carry (note 15.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 15.1)	-	-	-	920	-	920
Goodwill – food retail (note 15.1)	1,846	(1,101)	745	1,848	(1,101)	747
Goodwill - e-commerce (note 15.1)	-	-	-	243	-	243
Tradename - cash and carry	39	-	39	39	-	39
Tradename - home appliances	-	-	-	2,061	-	2,061
Tradename - e-commerce	-	-	-	21	-	21
Commercial rights - home appliances (note 15.2)	-	-	-	637	(67)	570
Commercial rights – food retail (note 15.2)	46	-	46	46	-	46
Commercial rights - cash and carry (note 15.2)	34	-	34	34	-	34
Costumer relationship - home appliances	-	-	-	35	(35)	-
Lease agreement under advantageous condition - NCB	-	-	-	290	(220)	70
Contractual Rights	-	-	-	187	(39)	148
Software	929	(406)	523	1,932	(805)	1,127
Software capital lease	349	(190)	159	122	(33)	89
Other	-	-	-	81	(15)	66
Total intangibles	3,614	(1,706)	1,908	8,867	(2,324)	6,543

15.1.Impairment testing of goodwill, brands and intangible assets with indefinite useful life

On December 31, 2016, for impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to two cash generating units, which are also operating segments: Food Retail and Cash and Carry.

The recoverable amount of the segments was determined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 12.4% varying to 11.6% in subsequent periods over 3 years, and cash flows exceeding 3 years are extrapolated by expected growing for each segment. Based on this analysis, no impairment provision was required.

15.2.Commercial rights

Commercial rights refer to the right to operate the stores under acquired rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

15.3.Additions to intangible assets

	2016	2015
Additions	436	400
Finance lease	(94)	(10)
Other accounts payable	-	11
Contractual rights	(65)	-
Intangible assets financing - Additions	-	(3)
Intangible assets financing - Payments	2	6
Total	279	404

16.    Trade payables

	2016	2015

Product suppliers	7,763	15,590
Service suppliers	320	772
Bonuses from vendors (note 16.2)	(851)	(854)
	7,232	15,508

16.1.Agreement between suppliers, the Company and banks

The Company has certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services to the Company, allowing suppliers to anticipate their receivables in the normal course of purchases.

These transactions were evaluated by Management, concluding that there are no changes in price and / or term previously established in the original commercial negotiation, as well as no financial charges. The anticipation is also solely the supplier's discretion.

16.2.Bonuses from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occur at the net amount.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

17.1.     Debt breakdown

	Weighted average rate	2016	2015
Current
Debentures and promissory note
Debentures (note 17.4)	107% of CDI (ii)	39	39
Certificate of Agribusiness Receivables - CRA (note 17.4)	97.5% of CDI (ii)	4	-
Promissory Note (note 17.4)	108% of CDI (ii)	530	-
Borrowing cost		(5)	(1)
		568	38
Borrowings and financing
Local currency
BNDES (note 17.6)	TJLP(*) + 3.60% per year	-	82
BNDES (note 17.6)	2.89% per year	7	16
IBM	CDI (ii) - 0.71% per year	-	27
Working capital	107.70% of CDI (ii)	1,044	111
Working capital (iv)	15.57% per year	-	2,308
Working capital	TR (iii) + 9.80% per year	13	5
Sale of receivables	109% of CDI (ii)	-	4
Finance lease (note 23)		41	44
Borrowing cost		(1)	(2)
		1,104	2,595
Foreign currency (note 17.5)
Working capital	USD + 2.60% per year	1,196	1,655
Working capital	EURO + 1.94% per year	1	1
Swap contracts (note 17.7)	103.32% of CDI (ii)	88	(475)
		1,285	1,181
Total current		2,957	3,814

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - Continued

17.1.Debt breakdown - Continued

Noncurrent	Weighted average rate	2016	2015

Debentures
Debentures (note 17.4)	107% of CDI (ii)	900	900
Certificate of Agribusiness Receivables - CRA (note 17.4)	97.5% of CDI (ii)	1.013	-
Borrowing cost		(9)	(3)
		1,904	897
Borrowings and financing
Local currency
BNDES	3.80% per year	44	51
IBM	CDI (ii) - 0.71% per year	-	68
Working capital (iv)	15.57% per year	-	167
Working capital	105.44% of CDI (ii)	258	1,131
Working capital	TR (iii) + 9.80 % per year	122	126
Finance lease (note 23)		174	220
Swap contracts (note 17.7)	101.44% of CDI (ii)	(10)	2
Borrowing cost		(5)	(7)
		583	1,758
Foreign currency
Working capital	USD + 2.78% per year	165	1,549
Working capital	EURO + 1.94% per year	171	207
Swap contracts (note 17.7)	101.21% of CDI (ii)	89	(247)
		425	1,509
Total noncurrent		2,912	4,164
Total of Borrowings and financing		5,869	7,978

(i) TJLP: Long-term interest rate

(ii) CDI: Certificate of Interbank Deposit

(iii) TR: Referential rate

(iv) Refers to direct consumer credit through an intervening party (CDCI) and in 2016 the corresponding amount is shown at “liabilities related to assets held for sale”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - Continued

17.2.Changes in borrowings

At December 31, 2014	9,728
Additions - working capital	6,389
Additions - finance lease	35
Accrued interest	927
Swap contracts	(534)
Mark-to-market	(5)
Monetary and exchange rate variation	734
Borrowing cost	5
Interest amortization	(947)
Principal amortization	(8,255)
Swap amortization	(99)
At December 31, 2015	7,978
Additions - working capital	8,082
Additions - finance lease	100
Accrued interest	862
Swap contracts	920
Mark-to-market	(22)
Monetary and exchange rate variation	(635)
Borrowing cost	4
Interest amortization	(624)
Principal amortization	(6,876)
Swap amortization	19

Liabilities related to assets held for sale (note 35)	(3,939)
At December 31, 2016	5,869

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year
In 2 years	1,177
From 2 to 3 years	1,538
From 3 to 5 years	62
After 5 years	149
Subtotal	2,926

Borrowing costs	(14)
Total	2,912

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date
	Type	Issue Amount (in thousands)	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price (in thousands)	2016	2015

12th Issue of Debentures – CBD	No preference	900.000	900.000	9/12/14	9/12/19	107.00% of CDI	1,043	939	939
13th Issue of Debentures – CBD - CRA	No preference	1.012.500	1.012.500	12/20/16	12/20/19	97.50% of CDI	1,004	1,017	-
2nd Issue of Promissory Note – CBD	No preference	500.000	200	08/01/16	01/30/17	108.60% of CDI	2,651,450	530	-

Borrowing cost								(14)	(4)
Current and noncurrent								2,472	935
Current liabilities								568	38
Noncurrent liabilities								1,904	897

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables  – Continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization occurs in (i) annual installments starting in the 4th year of issuance (12th issue of CBD) semi-annually interest payments: (ii) Payment exclusively at the maturity date with semi-annually interest payment (13th issue of CBD).

The 12th and 13th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issuance agreement.

On August 1st, 2016, CBD performed the 2nd issuance of commercial promissory notes of the Company, issuing 200 promissory notes with unitary value of R$2.50 totaling R$500. The net amount obtained was fully used to strengthen the w7orking capital.

On December 20, 2016 CBD performed the 13th issuance of simple debentures, non-convertible into shares, unsecured, in a single series, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 2nd series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources will be used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The total amount of the issuance was R$ 1,013 subject to interest at 97.5% of the average CDI rate, payable semi-annually. Principal will be paid at the maturity date on December 20th, 2019.

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. GPA complied with these ratios during the year ended at December 31, 2016.

17.5.Borrowings in foreign currencies

On December 31, 2015 GPA had borrowings in foreign currencies (US dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October 2018

For some of these operations, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2016, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.6.Guarantees

The Company signed promissory notes and letters of guarantee for borrowings and financing with the banks, and certain operational agreements of the subsidiaries Via Varejo and Cnova.

17.7.Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in euros, US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include total amount of the debt, with the objective to protect the interest and the principal and are signed, generally, with the same due dates and with same counterparty. The weighted average annual rate of CDI in 2016 was 14.00% (13.24% in 2015).

17.8.Credit facilities

The Company entered into credit facility agreements, in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2017.

18.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts in the financial statements, by category, are as follows:

Carrying amount
	2016	2015

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	5,112	11,015
Trade receivables and other receivables	1,281	4,308
Related parties - assets	17	309
Total of financial assets	6,410	15,632

Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(147)	(563)
Trade payables	(7,232)	(15,508)
Financing for purchase of assets	(120)	(118)
Acquisition of non-controlling interest	(7)	(104)
Debentures	(2,472)	(935)
Borrowings and financing	(1,562)	(4,222)
Structured payable program	-	(1,055)
Fair value through profit or loss
Borrowings and financing, including derivatives	(1,835)	(2,821)
Total of financial liabilities	(13,375)	(25,326)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments - Continued

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost which the related fair values differ from the carrying amounts, are disclosed in note 18.3.

18.1.Considerations on risk factors that may affect the business of the Company

(i)      Credit risk

•       Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts investment policies at financial institutions approved by the Company’s Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

•       Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitors the risk through the credit concession to customers and by the constant analysis of the provision for losses.

•       The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions according to policies approved by governance boards.

•       Financed sales CDCI (classified on assets held for sale and discontinued operations of Via Varejo): sales are performed through operating agreements (credit lines) with banks (usually Bradesco, Safra and Banco do Brasil) for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the subsidiary Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•       There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)     Interest rate risk

The Company raises borrowings and financing with major financial institutions for cash needs for investments and growth. As a result, the Company is, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company– Continued

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2016.

	2016	2015
Cash and cash equivalents	5,112	11,015
Structured payable program (**)	-	(1,055)
Borrowings and financing	(5,869)	(7,978)
Other liabilities with related parties (note 12.2 and 18.2 (i)) (*)	(149)	(364)

(*) In 2015 represents loans of CDiscount with Casino Finance International S.A. (“Polca”), and in 2016 represents loans with Greenyellow.

(**) Structured payable program refers to financial liabilities with suppliers which due dates were extended during the years then ended. Due to characteristics of commercial negotiations between suppliers and Via Varejo, these financial liabilities were included in anticipation of receivables’ programs with banks, using Via Varejo´s credit lines, with implied financial cost of 112.3% of CDI (108.4% of CDI at December 31, 2015). The management understands that this transaction has specific nature and classifies separately from the “Trade Payables”. The 2016 outstanding balance amounts to R$489 and is presented together with other liabilities in the caption “liabilities related to assets held for sale”.

(v)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at December 31, 2016.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,307	775	115	3,197
Debentures and Promissory Notes	778	2,302	-	3,080
Derivatives	186	125	(1)	310
Finance lease	61	192	169	422
Trade payables	7,232	-	-	7,232
Acquisition of non-controlling shareholders participation	7	-	-	7
Total	10,571	3,394	283	14,248

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company– Continued

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (Euros and U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2016 the reference value of these contracts were R$1,768 (R$2,760 at December 31, 2015). These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the same financial institution, observing the limits set by Management.

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

The Company calculates the effectiveness of hedge transactions accounting on inception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2016 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to IAS 39, the debt, which is the hedge object, is also adjusted at fair value.

		Notional value		Fair value
		2016	2015	2016	2015
Fair value hedge
Hedge item (debt)		1,768	2,760	1,666	3,512

Long position (buy)
Prefixed rate	TR+9.80% per year	127	131	134	131
US$ + fixed	2.63% per year	1,421	2,410	1,362	3,219
EUR + fixed	1.94% per year	220	219	176	208
		1,768	2,760	1,672	3,558
Short position (sell)
	102.69% per year	(1,768)	(2,760)	(1,839)	(2.838)
Net hedge position		-	-	(167)	720

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company – Continued

(vi)    Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2016 are recorded in net financial results and the balance payable at fair value is R$167 (R$720 as at December 31, 2015), recorded in line item “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2016 were a gain of R$722 (gain of R$462 as at December 31, 2015).

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

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

18.2.Sensitivity analysis of financial instruments

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

For the probable scenario, exchange rate weighted was R$3.44 on the due date, and the interest rate weighted was 12.35% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective object of hedges, indicating that effects are not significant, see note 18.2 (i).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.Sensitivity analysis of financial instruments - Continued

(i)      Other financial instruments

			Projection
Transactions	Risk (CDI variation)	Balance at 12.31.2016	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.44% do CDI	(125)	(182)	(187)	(192)
Fair value hedge (exchange rate)	102.69% do CDI	(1,714)	(2,126)	(2,160)	(2,194)
Debentures	107% do CDI	(939)	(1,055)	(1,084)	(1,113)
Certificate of Agribusiness Receivables	97.50% do CDI	(1,017)	(1,138)	(1,169)	(1,199)
Promissory note	108.00% do CDI	(530)	(606)	(625)	(643)
Borrowings and financing - CBD	107.16% do CDI	(1,128)	(1,283)	(1,322)	(1,361)
Leases	100.19% do CDI	(74)	(83)	(85)	(87)
Leases	95.31% do CDI	(88)	(99)	(102)	(105)
Leases	100.00% do CDI	(8)	(9)	(9)	(10)
Borrowings and financing - Barcelona	108.00% do CDI	(174)	(199)	(206)	(212)
Total borrowings and financing exposure		(5,797)	(6,780)	(6,949)	(7,116)

Cash and cash equivalents (*)	98.26% do CDI	4,697	5,277	5,422	5,567
Net exposure		(1,100)	(1,503)	(1,527)	(1,549)
Net effect - gain (loss)			(403)	(427)	(449)

(*) Weighted average

In addition the Company has the following transaction that does not represent significant risks for sensitive test:

▪   The Company has a net exposure of 15 million US dollars (between foreign suppliers and cash applied abroad) and 11 million Euros, besides the negative investment balance at foreigner subsidiaries at 6 million Euros. The Company management did not prepare the sensitivity analyses related to foreign exchange understanding that the involved amounts are not significant.

▪   In 2015 the Company, through subsidiaries for which the functional currency is Euro, had a borrowing of R$ 364 with Casino’s group company Polca. This balance yields EONIA rate + 0.5% per year. Considering that part of that interest rate is post-fixed and not representative, the Company is not exposed to relevant variation of this interest rate, and accordingly, no sensibility analysis was required.

▪   The Company has accounts payable to Greenyellow of R$149, referring to the acquisition of equipment aiming the energy efficiency of the Company. The payment will occur in 96 instalments with pre-fixed interest of 9% per year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value, and of financial instruments measured at amortized cost, for those which the fair value differs from the carrying amount, in accordance with IFRS13, which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 12.31.2016	Fair value at 12.31.2016	(*) Level
Financial instruments
Cross-currency interest rate swaps	(177)	(177)	Level 2
Interest rate swaps	10	10	Level 2
Borrowings and financing (fair value)	(1,668)	(1,668)	Level 2
Borrowings, financing and debentures(amortized cost)	(4,034)	(3,986)	Level 2
Total	(5,869)	(5,821)

(*) Level 2: Fair value measurement at the end of the reporting period using other significant observable assumptions.

There were no changes between the fair value measurements levels in the year ended December 31, 2016.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	2016	2015	2016	2015
Exchange swaps
registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	61	110	59	113
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	-	77	-	82
	Mizuho	US$ 50	10/31/2014	10/31/2017	38	70	37	69
	Citibank	US$ 85	11/21/2014	11/21/2016	-	109	-	112
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	-	94	-	98
	Citibank	US$ 5	1/28/2015	1/28/2016	-	6	-	7
	HSBC	US$ 100	2/25/2015	11/25/2016	-	100	-	102
	Bradesco	US$ 100	4/27/2015	4/27/2016	-	66	-	76
	Citibank (*)	US$ 50	4/10/2015	4/10/2017	-	38	-	37
	Citibank (*)	US$ 30	4/14/2015	4/17/2017	-	22	-	22
	Bank of America	US$ 40	9/14/2015	9/14/2017	(26)	(1)	(25)	-
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	(6)	26	(6)	26
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(39)	(7)	(37)	(4)
	Agricole	EUR 50	10/7/2015	10/8/2018	(54)	(13)	(42)	(18)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(60)	(3)	(61)	(1)
	Bradesco	US$ 50	3/3/2016	3/6/2017	(53)	-	(54)	-
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(50)	-	(47)	-
Interest rate swap
registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	-	2	-
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	1	(1)	3	(1)
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	2	-	4	-
					(185)	693	(167)	720

(*) In 2016, transactions related to Via Varejo were presented in “discontinued operations”, in accordance to note 35.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

19.    Taxes and contributions payable and taxes payable in installments

19.1.Taxes and contributions payable and taxes payable in installments

	2016	2015

PIS and COFINS	49	396
Provision for income tax and social contribution	10	52
ICMS	75	154
Withholding Income Tax	22	12
INSS	9	1
Others	3	135
	168	750

Taxes payable in installments - Law 11,941/09	624	644
Other	2	8
	626	652

Current	254	830
Noncurrent	540	572

(i)     Federal tax installment payment (Law 11,941/09) – The Law 11,941, enacted on May 27, 2009, established a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii)    Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

19.2.Maturity schedule of taxes payable in installments in noncurrent liabilities:

In

2018	89
2019	82
2020	82
2021	82
2022	82
2023	82
Over 2024	41
Total	540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.Income and social contribution tax expense reconciliation

	2016	2015	2014

Profit (loss) before income tax and social contribution	(47)	844	1,312
Revenue (expense) of income tax and social contribution at the nominal rate of 25% for the Company (*) and 34% for subsidiaries	(29)	(259)	(377)
Tax penalties	(26)	(11)	(2)
Share of profit of subsidiaries and associates	21	28	27
Interest on own capital (**)	13	-	-
Other permanent differences (nondeductible)	(3)	13	4
Effective income tax and social contribution	(24)	(229)	(348)

Income tax and social contribution for the period:
Current	(126)	(156)	(224)
Deferred	102	(73)	(124)
Deferred income tax and social contribution expense	(24)	(229)	(348)
Effective rate	-51.06%	27.13%	26,52%

(*) Based on a final and no appeal court decision in the past, CBD does not pay social contribution; therefore its nominal rate is 25%.

(**) Effect of income tax on interest on own capital paid by Sendas.

20.2.Breakdown of deferred income tax and social contribution

	2016	2015

Tax losses	112	232
Provision for risks	347	344
Provision for temporary difference write-off	-	(59)
Provision for derivative transactions taxed on a cash basis	(5)	(100)
Estimated loss on doubtful accounts	2	106
Provision for current expenses	23	68
Goodwill tax amortization	(531)	(595)
Present value adjustment	1	(12)
Lease adjustment	2	(48)
Mark-to-market adjustment	(8)	(2)
Fair value of assets acquired in business combination	-	(790)
Technological innovation – future realization	(16)	(18)
Depreciation of fixed assets as per tax rates	(81)	(20)
Provision of Morzan arbitration	-	50
Other	7	66
Deferred income tax and social contribution	(147)	(778)

Noncurrent assets	170	406
Noncurrent liabilities	(317)	(1.184)
Deferred income tax and social contribution	(147)	(778)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.Breakdown of deferred income tax and social contribution – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

Year	Amount

2017	136
2018	34
170

20.3.Movements in deferred income tax and social contribution

	2016	2015	2014
At the beginning of the year	(778)	(642)	(110)
Expense for the year – Continued operations	102	(73)	(124)
Expense for the year – Discontinued operations	11	(63)	(98)
Morzan arbitration (note 1.1)	-	50	-
Corporate restructuring	(4)	-	41
Cnova NV IPO cost	-	(46)	-
Exchange rate variation	(10)	29	4
Assets held for sale and discontinued operations (see note 35)	522	-	-
Use of deferred tax on tax loss carryforward to pay tax on installments (amnesty program)	-	-	(379)
Other	10	(33)	24
At the end of the year	(147)	(778)	(642)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

21.    Acquisition of non-controlling interests

	2016	2015

Acquisition of interest in Assaí (a)	7	7
Acquisition of interest in Sendas (b)	-	69
Acquisition of interest in CD Colombia (c)	-	28
	7	104

Current liabilities	7	76
Noncurrent liabilities	-	28

a)     Refers to accounts payable due to the acquisition of non-controlling interest in Assaí, subsidiary that operates in the “cash and carry” segment for the Group.

b)    Refers to accounts payable for the acquisition of non-controlling interest in Sendas in December 2010, corresponding to 42.57% of the capital at that time in the total amount of R$377. At December 31, 2015 one annual installment was remaining, recorded at present value, estimated to be adjusted by the IPCA. The final payment occurred in July 2016.

c)     Refers to options put and call between Cnova NV and non-controlling shareholders that own 29% of e-commerce operation in Colombia. According to the calculation it was considered highest among market quotation, multiples and discounted cash flow. The vesting was expected on November 1, 2017, nevertheless, this option was cancelled at December 31, 2016, according to note 25.8.

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel, and recognized in an amount considered sufficient to cover probable losses.

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	79	510	521	201	33	1,344

Additions	25	23	371	312	37	768
Payments	-	(10)	(187)	(139)	(15)	(351)
Reversals	(8)	(138)	(179)	(191)	(29)	(545)
Monetary adjustment	7	33	68	52	8	168
Transfers	-	(9)	2	7	-	-
Exchange rate variation	-	5	1	6	-	12

Balance at December 31, 2015	103	414	597	248	34	1,396

Additions	91	325	680	291	35	1,422
Payments	-	(29)	(251)	(125)	(10)	(415)
Reversals	(4)	(19)	(153)	(140)	(26)	(342)
Monetary adjustment	14	38	79	38	6	175
Exchange rate variation	-	(2)	(2)	(8)	-	(12)
Liabilities related to assets available to sell and discontinued operations (see Note 35)	(56)	(141)	(648)	(195)	(7)	(1,047)

Balance at December 31, 2016	148	586	302	109	32	1,177

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks - Continued

22.1.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.1.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company has challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as of December 31, 2016 is R$204, being R$148 for continued operations and R$56 for discontinued operations (R$103 as at December 31, 2015).

22.1.2.     Tax

The Company has other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; (v) no  homologation of compensations; and (vi) other less relevant issues.

The amount accrued for these matters as of December 31, 2016 is R$408, being R$356 for continued operations and R$52 for discontinued operations (R$121 as at December 31, 2015).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter, which updated amount as of December 31, 2016 is R$153 (R$128 as at December 31, 2015) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, among the contingent liabilities not accrued there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution (ICMS-ST) without proper compliance with accessory tax obligations introduced by Administrative Rule CAT 17. Considering recent court judgments the Company accrued R$138 in 2016, representing the estimation of probable loss evaluated by Management, based on documentation evidence aspect of the claims.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.1.Tax - Continued

22.1.3.      Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2016 is R$77 (R$62 as of December 31, 2015).

22.1.4.      Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by IFRS 3. As of December 31, 2016, the recorded amount related to contingent tax liabilities is R$89 (R$84 as of December 31, 2015).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.1.5.      Others contingent tax liabilities - Bartira

On the third quarter 2016, the Company reversed most of its contingencies accrued at business combination of Bartira, in 2013. The amount reversed in 2016 comprised R$6 of tax risks and R$11 of labor risks, totalizing R$17. The remaining balance at December 31, 2016 is R$1 (R$18 in December 31, 2015);

22.2.Labor

The Company is party to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2016, the Company recorded a provision amount of R$950, being R$302 for continued operations and R$648 for discontinued operations (R$597 as of December 31, 2015) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“the Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.3.Civil and others

The Company is party to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its internal legal counsels, supported by external legal counsels, consider the loss as probable.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.Civil and others - Continued

Among these lawsuits, we point out the following:

•  The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the lease amount will be changed by the entity. As of December 31, 2016, the amount accrued for these lawsuits is R$121, being R$49 for continued operations and R$72 for discontinued operations (R$45 as of December 31, 2015), for which there are no escrow deposits.

•  The Company is party of legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. The Company, supported by its legal counsel, assesses those claims and records a provision according to probable cash expending and estimative of loss. At December 31, 2016 the amount of this provision is R$ 39, being R$32 for continued operations and R$7 for discontinued operations (R$34 on December 31, 2015).

•  The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits total R$58 as of December 31, 2016 (R$64 as of December 31, 2015).

Total civil lawsuits and others as of December 31, 2016 amount to R$343, being R$141 for continued operations and R$202 for discontinued operations (R$282 as at December 31, 2015).

22.4.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by Management, supported by its legal counsel, and likelihood of losses were considered as “possible”; therefore, have not been accrued.

Among these litigations, there are tax assessments related to charges of differences in income tax payment related to years from 2007 to 2013 due to improper deduction of goodwill as tax amortizations. The Company, based on Management assessment, has the right of reimbursement from its former and actual shareholders, in the case of unfavorable final decision. The involved amount is R$1,141 as of December 31, 2016 (R$1,046 as of December 31, 2015), classified at possible loss, plus another portion classified as remote loss.

Litigations whose likelihood of losses were evaluated and classified as “possible”, without reimbursements, totals R$12,221, being R$10,736 for continued operations and R$1,485 for discontinued operations as of December 31, 2016 (R$11,671 as of December 31, 2015), and are principally related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$421, being R$389 for continued operations and R$32 for discontinued operations as December 31, 2016 (R$410 as at December 31, 2015). The lawsuits are under administrative and court discussions.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.4.      Other non-accrued contingent liabilities – Continued

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) occurred in 2009. The updated amount of the assessment notice correspond to R$79 of income tax and social contribution (R$72 as of December 31, 2015). The lawsuits await administrative and court ruling. The total amount involved is R$1,192, being R$1,052 for continued operations and R$140 for discontinued operations as of December 31, 2016 (R$1,010 as of December 31, 2015).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and no appeal decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,532, being R$2,140 for continued operations and R$392 for discontinued operations as of December 31, 2016 (R$2,270 as of December 31, 2015).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; (vi) accessory obligations to support tax amounts, and  (vii) among other matters. The total amount of these assessments is R$6,832, being R$6,269 for continued operations and R$563 for discontinued operations as of December 31, 2016 (R$6,765 as of December 31, 2015), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$292, being R$165 for continued operations and R$127 for discontinued operations as of December 31, 2016 (R$387 as of December 31, 2015), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$952, being R$721 for continued operations and R$231 for discontinued operations as of December 31, 2016 (R$829 as of December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.4.Other non-accrued contingent liabilities – Continued

•       The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at December 31, 2016 the estimated amount, in case of success in all lawsuits, is approximately R$168, being R$155 for continued operations and R$13 for discontinued operations (R$100 as at December 31, 2015).

22.5.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits in the assets.

	2016	2015

Tax	181	210
Labor	414	711
Civil and other	26	44
Regulatory	40	34
Total	661	999

22.6.Guarantees

Lawsuits	Real estate	Letter of guarantee	Total
	851 3 - 9	6,867 26 53 111	7,718 29 53 120

Tax
Labor
Civil and other
Regulatory
Total	863	7,057	7,920

The cost of guarantees is approximately 0.93% per year of the amount of the lawsuits and is recorded as expense.

22.7.Cnova N.V. ligitation

On December 18, 2015, Management initiated an investigation at Cnova Brasil, in relation to employee’s practices in managing inventories, which scope was later expanded to investigate other facts. At the end of the investigation process, it was identified adjustments to the Cnova NV’s financial statements amounting to R$557, being R$357 referring to adjustments arising from investigation procedures, R$182 related to impairment evaluation of the deferred tax assets, and R$18 related to other effects. The consolidated financial statements for the year-ended December 31, 2015, issued on September 8, 2016, were already adjusted in accordance with the conclusion of the investigation, including a restatement on previous years financial statements to correct the adjustments in the corresponding year were related. There are no effects related to this issue on the consolidated financial statement as of December 31, 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.7. Cnova N.V. ligitation– Continued

Due to such investigation, the associate Cnova NV, certain of its former and current officers, and the underwriters of Cnova NV’s initial public offering, the IPO, have been named as defendants in a securities class action lawsuit at South District Court of New York – United States. As result of this lawsuit, Cnova NV could incur in expenses (including, without limitation, legal fees and others professional advisor fees and obligation to indemnify certain former and current directors, and the underwriters of the IPO who are or may become parties to or involved in this subject). A provision has been provided to cover: (i) the estimated potential liability; (ii) the insurance deductible related to our insurance policies for such claims; and (iii) some legal costs.

In a separate potential action, SEC might take sanctions, which might be imposed as a result of the facts raised in the internal review conducted by Cnova NV and its advisors.

23.    Leasing transactions

23.1.Operating lease

(i)     Non-cancelable minimum payments

Via Varejo entered into rental lease agreements that based on the Company's management assessment are considered as non-cancelable in the amount of R$666 in the year ended at December 31, 2016 (R$599 at December 31, 2015)

(ii)    Minimum rental payment on termination of lease agreement

The Company analyzed and concluded that the rental agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	2016	2015

Minimum payments on the termination date (*)	339	746
	339	746

(*) Via Varejo entered into lease agreements with minimum payout in the amount of R$473 as of December 31, 2016 (R$441 at December 31, 2015). Only the amount of 2015 is presented in the table above.

(iii)    Contingent lease payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

Expenses (Income) for the period	2016	2015
Contingent payments	504	531
Non contingent payments	368	230
Sublease rentals (*)	(145)	(215)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.Finance lease

Finance lease agreements amounted to R$215 as of December 31, 2016 (R$264 as of December 31, 2015), as shown in the table below:

	2016	2015
Financial lease liability –minimum rental payments:
Up to 1 year	41	44
1 - 5 years	144	157
Over 5 years	30	63
Present value of finance lease agreements	215	264

Future financing charges	207	238
Gross amount of finance lease agreements	422	502

24.    Deferred revenue

The Company and its subsidiary Via Varejo received advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services and certain financial and insurance services. The subsidiary Sendas received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

In 2016, the amounts related to Via Varejo are presented in the line “liabilities related to assets held to sale”.

	2016	2015

Additional or extended warranties (note 24.2)	35	777
Bradesco agreement (note 24.3)	-	699
Barter agreement	12	65
Services agreement	15	16
Backlights	85	36
Spread BCA - Customers base exclusivity (5 years)	-	6
Future revenue term (note 24.1)	100	-
Others	1	44
	248	1,643

Current	224	420
Noncurrent	24	1,223

24.1.Future revenue agreement

On December 2016, the Company signed an agreement to sell a distribution center by the amount of R$176, collecting in advance the amount of R$100, certain contingent conditions should be performed to transfer the ownership of the distribution center. Once contingent conditions are fulfilled the sale will be recognized and the remaining amount of R$76 will be collected, resulting in a net gain of R$40.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

24.    Deferred revenue - Continued

24.2.Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, the subsidiary Via Varejo entered into new agreements with Zurich, providing to Zurich the rights to sell extended warranty at Casas Bahia and Ponto Frio stores. The agreement is effective until 2022.

On December 16, 2016, the subsidiary Via Varejo and Zurich entered into amendments in the previous agreement to include sales of insurance (i.e. theft, personal accident, residential) and to include Cnova Brasil as part of the original agreement, receiving an anticipated amount of R$270, being R$254 to Via Varejo and R$ 16 to Cnova Brasil, to be amortized based on the exclusivity term and performance of sales targets. The agreement is effective until 2024.

On November 9, 2016 the subsidiary Via Varejo entered into new agreement with USS, providing to USS the rights to offer multi-assistance services (i.e. residential, car, travel) for Casas Bahia and Ponto Frio customers and by the website, receiving an anticipated amount of R$60, being R$57 to Via Varejo and R$3 to Cnova Brasil as consideration by the exclusivity clause, to be amortized based on the exclusivity term. The agreement is effective until November 14, 2022.

These amount is presented together with other liabilities in the caption “liabilities related to assets held for sale”, see note 35.

24.3.Agreement entered into with Bradesco

On December 4, 2015, Via Varejo signed in a financial rendering services agreement with Banco Bradesco S.A and Banco Bradescard S.A (jointly, “Bradesco”) effective until August 28, 2029. The agreement amends and includes clauses in the former signed agreement between the parties, at that time CB and Bradesco, on November 10, 2006. The agreement establishes (i) conditions on co-branded credit cards offering and other related financial services related to “Casas Bahia” brand; and (ii) general rules applicable to financial rendering services, bank agency, and direct credit to consumer. The total transaction amounted R$ 704 being R$550 related to anticipated commission and R$154 related to additional remuneration.

The amount of R$ 550 will be recognized when the contractual performance conditions are fulfilled and must be settled in the next 9 years, as well as additional remuneration of R$ 154, as determined by the agreement, will be recognized at R$74 until 2020 and R$80 until 2021.

On September 22, 2016, Cnova Brasil signed in a financial rendering services agreement with Bradesco effective until August 28, 2029. The agreement establishes conditions on co-branded credit cards offering and other related financial services related to “Casas Bahia” brand on e-commerce. At the agreement date, it was received the anticipated amount of R$60, to be recognized when the contractual performance conditions are fulfilled.

These amount is presented together with other liabilities in the caption “liabilities related to assets held for sale”, see note 35.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

25.1.Capital stock

The subscribed and paid-up capital as of December 31, 2016 is represented by 266,076 (265,702 as of December 31, 2015) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as of December 31, 2016 (99,680 as of December 31, 2015) and 166,396 in thousands of preferred shares as of December 31, 2016 (166,022 as of December 31, 2015).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 24, 2016, March 22, 2016, May 9, 2016, July 27, 2016, October 27, 2016 and December 15, 2016  were approved capital increases totaling R$5 (R$14 in 2015 and R$28 in 2014) through  the issuance of 374 (418 in 2015 and 830 in 2014) thousands preferred shares.

25.2. Share rights

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

25.3.Granted options

The “options granted” caption recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement IFRS 2 – Share-based payment.

25.4.Earnings reserve

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

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of the Stock Option Plan "Ações com Açúcar" ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20, 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Share Based Payment Plan and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes our Former Stock Option Plan that were in effect in the fiscal year ended December 31, 2013, with exercisable options at December 31, 2016, and the Plans of the current fiscal year:

Former Stock Option Plan

Our Former Stock Option Plan is managed by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included with stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual series of grant of options. Each grant series received a serial number beginning with the letter A. For the fiscal year ended December 31, 2016, it was in force options granted of Series A7.

Options were classified as follows: “Silver” and “Gold”, which means that they could have different exercise prices.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0.01. In both cases, the prices are not adjusted.

The Stock Option Committee approved new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Former Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). In accordance with the rules of Former Stock Option Plan, the committee decided that the reducer or accelerator index of number of options classified as “GOLD” of series A6 and A7 would be calculated according Return on Capital Employed (ROCE) of CBD.

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - Continued

Former Option Plan - continued

As a general rule of the Former Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose options were grated (considering the reducer or accelerator of “Gold” options approved by the Stock Option Committee at 35th month after grant options).

The options granted under the Former Stock Option Plan may be exercised in whole or in part, it is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in one installment, 30 days after the subscription date of their shares.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsibility to grant the options and advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2016, were in force options granted B1, B2 and B3 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participant may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

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

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - Continued

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsibility to grant the options and advisory in managing the Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2016, was in force options granted C1, C2 and C3 series Option Plan.

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

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Date of Grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the date of the Grant, and ends on the last day of the 42 (forty-second) month as of the Date of Grant ("Exercise Period"), provided the exceptions included at the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0,01	0,01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54,69	54,69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0,01	0,01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64,13	64,13	526	(490)	(36)	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0,01	0,01	358	(171)	(35)	152
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(171)	(35)	152
Series B1	5/30/2014	6/1/2017	11/30/2017	0,01	0,01	239	(16)	(54)	169
Series C1	5/30/2014	6/1/2017	11/30/2017	83,22	83,22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0,01	0,01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77,27	77,27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - Continued

Option Plan – Continued

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0,01	0,01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64,13	64,13	526	(490)	(36)	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0,01	0,01	358	(231)	(43)	84
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(230)	(43)	85
Series B1	5/30/2014	6/1/2017	11/30/2017	0,01	0,01	239	(27)	(58)	154
Series C1	5/30/2014	6/1/2017	11/30/2017	83,22	83,22	239	(11)	(84)	144
Series B2	5/29/2015	6/1/2018	11/30/2018	0,01	0,01	337	(75)	(32)	230
Series C2	5/29/2015	6/1/2018	11/30/2018	77,27	77,27	337	-	(55)	282
Series B3	5/30/2016	5/30/2019	11/30/2019	0,01	0,01	823	(165)	(28)	630
Series C3	5/30/2016	5/30/2019	11/30/2019	37,21	37,21	823	(10)	(28)	785

						4,566	(1,729)	(433)	2,394

Consolidated information of share-based payment plans – GPA

Company implemented two new share based plans, B3 and C3 series, approved by the shareholders meeting on May 31, 2016.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition to exercise the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 1,646 thousands options of shares.

At December 31, 2016 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$54.75 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event that all options granted are exercised until 2016:

	12.31.2016	12.31.2015

Number of shares	266,076	265,702
Balance of effective stock options granted	2,394	1,267
Maximum percentage of dilution	0.90%	0.48%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the weighted average interest rate of 11.70%.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity – Continued

25.5.Stock option plan for preferred shares - Continued

Consolidated information of share-based payment plans – GPA - Continued

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) the weighted average interest rate of 12.72%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B3 and C3: (a) Dividends expectations of 2.50%; (b) volatility expectation of 30.20% and (c) the weighted average interest rate of 13.25%.

The expectation of remaining average life of the series outstanding at December 31, 2016 is 1.84 year (1.75 year at December 31, 2015). The weighted average fair value of options granted at December 31, 2016 was R$43.06 (R$67.35 at December 31, 2015).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2015
Granted during the year	674	38.64
Cancelled during the year	(117)	45.53
Exercised during the year	(418)	32.62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

At December 31, 2016
Granted during the period	1,645	18.61
Cancelled during the period	(144)	40.40
Exercised during the period	(374)	13.39
Outstanding at the end of the period	2,394	29.21	1.84	69,198
Total to be exercised at December 31, 2016	2,394	29.21	1.84	69,198

At December 31, 2016 there were options to be exercised in Series A7.

The amounts recorded in the consolidated statement of operations, as of December 31, 2016, were R$21 (R$11 as of December 31, 2015).

25.6.Cumulative other comprehensive income

Cumulative other comprehensive income refers to: (i) Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary Cdiscount; (ii) actuarial gain or loss of defined benefit pension plan of Cdiscount and; (iii) other effects related to financial instruments adjustments. The total effect in the Controlling shareholders’ was R$87 gain (R$88 loss in 2015 and R$1 gain in 2014) and R$144 gain (R$134 loss in 2015 and R$3 gain in 2014) for non-controlling interests.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.7.Transactions with non-controlling shareholders

The amounts recorded in the consolidated statement of changes in shareholders’ equity, as transactions with non-controlling interest referred to:

2016 (*)	Controlling shareholders	Non-controlling interest	Consolidated
Change in Cnova’s Brasil interest	(127)	127	-
Change in Cdiscount’s interest	1	7	8
Payment in shares exchange between Cnova N.V. by Cnova Brasil	(20)	(27)	(47)
Share of profit of associates on shares change effect at Cdiscount	14	-	14
Sale of subsidiary Cdiscount	(11)	45	34
Other transactions with non-controlling interest	5	13	18
	(138)	165	27
(*) See note 35

2015	Controlling shareholders	Non-controlling interest	Consolidated
Company reorganization and NPC debt	(36)	-	(36)
Other transactions with non-controlling interest	(7)	(1)	(8)
	(43)	(1)	(44)

2014	Controlling shareholders	Non-controlling interest	Consolidated
Corporate restructuring of C-Asia	(15)	(21)	(36)
E-commerce segment corporate restructuring	(7)	46	39
E-commerce restatement effect	44	(44)	-
Others non-controlling transaction	(6)	(2)	(8)
	16	(21)	(5)

25.8.Acquisition of participation in Cdiscount Colômbia

On July 2016, Cnova NV and its minority shareholders Éxito, holding 29% of Cdiscount Colômbia, entered into a new agreement in which Éxito will buy the remaining interest at this entity. As a consequence the amount of reciprocal call/put option were cancelled, resulting an impact on Company’s equity of R$28 (R$9 in controlling shareholders and R$ 19 in non-controlling shareholders).

25.9.Effect in equity related to arbitral decision payment

In 2015, as mentioned in note 1.1, as per ICC decision the Company indemnified Morzan the amount of R$200 (with R$150 effect in shareholders’ equity  and R$50 of income tax effect), as a consequence of not complying the terms of Share Purchase Agreement (“SPA”), signed in the acquisition of Globex, which provided the settlement of part of acquisition price in warrants (shares), with the guarantee over market price variation, which is determined in specific lock-up period.  The amount was recorded as a debit in the shareholders’ equity, since it relates to a settlement (which was made in cash) of an indirect repurchase of an equity instrument (warranty or guarantee of market price variation of the shares) granted to the previous controlling shareholders´ of Globex (Morzan) in connection with the SPA. In accordance with IAS 32, a reclassification of an equity instrument to liability should be accounted for based on fair value and any difference to the amounts previously recorded into the financial statements, should be recorded in shareholders’ equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity – Continued

25.10.         Dividends

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held on April 27, 2016, the shareholders approved management proposal of dividends payment related to the year ended December 31, 2015 in the amount of R$119, including anticipated dividends already declared. The amount correspond to R$0.4227404801 for a common share and R$0.4650142281 for preferred share.

Company’s bylaw establishes a minimum dividend of 25% of profit for the year. Company’s management proposed supplementary dividends except by anticipated dividends paid during 2015, thus Company approved on April 27, 2016, AGOE’s meeting date, the amount of R$4 corresponding to remaining dividends of the year 2015. The amount correspond to R$0.013703 for a common share and R$0.015073 for a preferred share.

	Dividends proposed
	2016	2015

Net income (loss) for the year	(482)	265
Legal reserve	-	(13)
Calculation basis of dividends	-	252
Mandatory minimum dividends – 25%	-	63

Proposed additional dividends	-	52
Payment of interim dividends	-	(115)
Dividends payable	-	-

25.11.    Subsidiaries stock option plans

Plans – Via Varejo

Via Varejo has three stock option programs in force. The awarded program in 2014 includes (i) A1 and A2 series with an exercise price of R$19.98 and (ii) B1 and B2 series with an exercise price of R$ 0.01 . For the granted program in 2015, included plans are (i) A3 series with an exercise price of R$15.00 and (ii) B3 series with an exercise price of R$0.01. For the granted program in 2016, included plans are (i) A4 series with an exercise price of R$5.28, (ii) B4 series with an exercise price of R$0.01 and (iii) C1 series with an exercise price of R 0.01. All series have vesting period of 36 months, except C1, with vesting period of 25 months.

The total of expenses related to the programs of shares for the year ended December 31, 2016 relating to the plans was R$11 (R$9 as of December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

26.    Net operating revenue

	2016	2015	2014
Gross sales
Merchandise	45,267	40,519	37,817
Services rendered	294	355	334
Sales returns and cancellations	(592)	(632)	(490)
	44,969	40,242	37,661

Taxes on sales	(3,515)	(3,044)	(2,920)
		-
Net operating revenues	41,454	37,198	34,741

27.    Expenses by nature

	2016	2015	2014

Cost of inventories	(30,473)	(26,817)	(24,859)
Personnel expenses	(4,503)	(4,011)	(3,746)
Outsourced services	(587)	(523)	(517)
Functional expenses	(2,304)	(2,079)	(1,663)
Selling expenses	(953)	(951)	(912)
Other expenses	(564)	(430)	(325)
	(39,384)	(34,811)	(32,022)

Cost of sales	(31,933)	(28,123)	(25,955)
Selling expenses	(6,567)	(5,922)	(5,315)
General and administrative expenses	(884)	(766)	(752)
	(39,384)	(34,811)	(32,022)

28.    Other operating expenses, net

	2016	2015	2014

Provision for judicial claims (a)	(317)	36	(151)
Morzan fees	(8)	(22)	-
Tax installments and other tax risks	(40)	(58)	(62)
Integration/restructuring expenses (b)	(99)	(116)	(64)
Loss(gain) on disposal of fixed assets	(99)	(44)	(26)
Others	(4)	(2)	(3)
	(567)	(206)	(306)

a)      In 2016, the Company accrued R$317 related to income tax, ICMS, and PIS/COFINS litigations and fine application for tax auxiliary obligations revaluated the likelihood of loss from possible to probable.

b)     The Company implemented actions to adequate the Company’s expense structure, comprising all operational and administrative areas, with the objective of mitigating the cost inflation effects in the expenses and reduced expense dilution.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

29.    Financial results, net

	2016	2015	2014
Finance expenses:
Cost of debt	(705)	(698)	(557)
Cost of sales of receivables	(163)	(120)	(136)
Monetary loss	(174)	(213)	(124)
Other finance expenses	(92)	(91)	(104)
Total financial expenses	(1,134)	(1,122)	(921)

Financial income:
Income from cash and cash equivalents	84	171	201
Monetary gain	137	182	116
Other financial income	10	1	6
Total financial income	231	354	323

Total	(903)	(768)	(598)

The hedge effects in the years ended December 31, 2016 and 2015 are disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

30.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	2016			2015			2014
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	(44)	(27)	(71)	397	218	615	622	342	964
Net income (loss) allocated to common and preferred shareholders - discontinued operations	(257)	(154)	(411)	(226)	(124)	(350)	157	86	243
Net income (loss) allocated to common and preferred shareholders	(301)	(181)	(482)	171	94	265	779	428	1,207

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266	165	100	265

Basic earnings per millions of shares (R$) - continued operations	(0.26891)	(0.26891)		2.39760	2.17964		3.76691	3.42446
Basic earnings per millions of shares (R$) - discontinued operations	(1.54778)	(1.54778)		(1.36515)	(1.24104)		0.95108	0.86461
Basic earnings per millions of shares (R$) - total	(1.81669)	(1.81669)		1.03245	0.93859		4.71799	4.28908

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	(44)	(27)	(71)	397	218	615	622	342	964
Net income (loss) allocated to common and preferred shareholders - discontinued operations	(257)	(154)	(411)	(226)	(124)	(350)	157	86	243
Net income (loss) allocated to common and preferred shareholders	(301)	(181)	(482)	171	94	265	779	428	1,207

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266	165	100	265
Stock call option	-	-	-	-	-	-	-	-	-
Diluted weighted average of shares (millions)	166	100	266	166	100	266	165	100	265

Diluted earnings per millions of shares (R$) – continued operations	(0.26891)	(0.26891)		2.39222	2.17964		3.75558	3.42290
Diluted earnings per millions of shares (R$) – discontinued operations	(1.54778)	(1.54778)		(1.36515)	(1.24104)		0.94727	0.86305
Diluted earnings per millions of shares (R$) – total	(1.81669)	(1.81669)		1.03014	0.93859		4.70411	4.28751

        For the year ended at December 31, 2016, the stock option has no dilution effect because of its loss in the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

31.    Benefit plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the year ended December 31, 2016 is R$3 (R$4 as at December 31, 2015), and employees contribution is R$5 (R$4 as at December 31, 2015). The plan had 715 participants as at December 31, 2016 (859 as at December 31, 2015).

32.    Insurance coverage

The insurance coverage as at December 31, 2016 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Assigning profit	15,324
Profit	Loss of profits	10,152
Cars and Others (*)	Damages	386

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, amounting the total of R$234 on all covered risks.

(*)  The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

Management considers the following segments:

•        Food Retail – includes brands “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “Conviva”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements, GPA financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to two segments.

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

Home appliances and e-commerce segments were reclassified to discontinued operations for the years 2016, 2015 and 2014 (as per note 35). Foreign e-commerce operations became associate company as disclosed in note 35.

Information on the Company’s segments is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

Description	Food Retail (a)			Cash & Carry			Assets held for sale and discontinued operations (*)			Subtotal			Eliminations/ Others(**)			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Net operating revenue	26,967	26,745	26,415	14,487	10,453	8,326	-	-	-	41,454	37,198	34,741	-	-	-	41,454	37,198	34,741
Gross profit	7,351	7,538	7,578	2,170	1,537	1,208	-	-	-	9,521	9,075	8,786	-	-	-	9,521	9,075	8,786
Depreciation and amortization	(576)	(552)	(503)	(131)	(98)	(78)	-	-	-	(707)	(650)	(581)	-	-	-	(707)	(650)	(581)
Profit from operations before net financial expenses and share of profit of associates	319	1,194	1,599	477	337	233	-	-	-	796	1,531	1,832	-	-	-	796	1,531	1,832
Net financial expenses	(808)	(691)	(547)	(95)	(77)	(51)	-	-	-	(903)	(768)	(598)	-	-	-	(903)	(768)	(598)
Share of profit of subsidiaries and associates	77	81	78	-	-	-	-	-	-	77	81	78	(17)	-	-	60	81	78
Profit(loss) before income tax and social contribution	(413)	584	1,130	383	260	182	-	-	-	(30)	844	1,312	(17)	-	-	(47)	844	1,312
Income tax and social contribution	76	(140)	(286)	(100)	(89)	(62)	-	-	-	(24)	(229)	(348)	-	-	-	(24)	(229)	(348)
Net income (loss) for continued operations	(337)	444	844	283	171	120	-	-	-	(54)	615	964	(17)	-	-	(71)	615	964
Net income (loss) for discontinued operations	(78)	(74)	(89)	-	-	-	(927)	(817)	(709)	(1,005)	(891)	620	-	-	-	(1,005)	(891)	620
Net income(loss) of year end	(415)	370	755	283	171	120	(927)	(817)	(709)	(1,059)	(276)	1,584	(17)	-	-	(1,076)	(276)	1,584

Current assets	8,938	7,394		2,417	2,187		20,538	15,379		31,893	24,960		(242)	-		31,651	24,960
Noncurrent assets	10,955	13,935		2,620	1,868		-	6,850		13,575	22,653		(9)	(372)		13,566	22,281
Current liabilities	9,171	6,910		3,020	2,409		15,642	16,326		27,833	25,645		(251)	(372)		27,582	25,273
Noncurrent liabilities	4,747	5,766		291	372		-	2,478		5,038	8,616		-	-		5,038	8,616
Shareholders' equity	5,975	8,653		1,726	1,274		4,896	3,425		12,597	13,352		-	-		12,597	13,352

 (*) See note 35.

 (**) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Cnova NV.

   a) Retail includes GPA Malls & Properties.

   b) The variation of equity of the retail referring reallocation of the Via Varejo’s purchase price allocation to discontinued operations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Company general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	2016	2015	2014
Extra	16,776	17,032	17,710
Assaí	14,487	10,454	8,326
Pão de Açúcar	6,711	6,491	6,116
Proximidade	1,131	946	638
Other business	2,349	2,275	1,951
Total net sales	41,454	37,198	34,741

34.    Non cash transactions

During 2016, 2015 and 2014 the Company had transactions that was not presented at the statement of cash flow, as presented below:

•  Company reorganizations as per note 3.1;

•  Purchase of fixed assets not paid yet as note 14.3;

•  Purchase of intangible assets not paid yet as per note 15.3;

•  Deferred income tax  as per note 20;

•  Additions/reversals to provisions for risk as per note 22;

•  Transactions with non-controlling interest as per note 25.7;

•  Capital increase at Sendas with property and equipment as per note 13.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations

35.1.Interest change on Cnova N.V

In the first quarter of 2016, Casino, GPA, Via Varejo, Cnova N.V. and Cnova Brasil entered into an agreement to transfer the controlling interest of Cnova Brasil, previously held by Cnova NV, to Via Varejo and causing GPA to lose control at Cnova NV. The objective of the transaction was to concentrate the non-food business in a specific entity (Via Varejo) and to divest on overseas operations by GPA.

As a consideration given to this transaction, Via Varejo transferred its interest at Cnova NV (21.93%) in exchange to 100% of interest in Cnova Brasil, plus a cash disbursement of R$47 and anticipated payment of loans to Cnova NV previously obtained by Cnova Brasil in the amount of R$541 million.

Consequently, GPA is no longer holding majority votes rights share at Cnova N.V., losing the control on this subsidiary and, ceasing to consolidate the subsidiaries which represent the e-commerce segment overseas.

According to IFRS 5 – Noncurrent assets held for sale and discontinued operation, until October 31, 2016, the Company disclosed the net results of subsidiaries which represents e-commerce segment overseas (mainly Cdiscount France) after taxes in a single line in the statement of operations (applying the same treatment of 2015 and 2014), and the assets and liabilities balances as held for sale. Beginning November 2016, GPA remained with the minority investment in Cnova NV recorded by equity method, due to the significant influence held by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations - Continued

35.1.Interest change on Cnova N.V Investment – Continued

See below the summary of the statement of operations, balance sheet and cash flow statement of Cdiscount before the eliminations:

Balance sheet:

10.31.2016
Assets
Current
Cash and cash equivalents	621
Trade receivables, net	365
Inventories, net	900
Other receivables	129
Total current assets	2,015

Noncurrent
Deferred income tax and social contribution	38
Related parties	520
Other credits	14
Property and equipment, net	46
Intangible assets, net	423
Total noncurrent assets	1,041
Total assets	3,056

Liabilities
Current
Trade payable, net	1,319
Related parties	1,300
Other accounts payable	363
Total current liabilities	2,982
Noncurrent
Provision for risks	52
Other accounts payable	17
Total noncurrent liabilities	69
Shareholders’ equity	5
Total liabilities and shareholders’ equity	3,056

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.1.Interest change on Cnova N.V Investment – Continued

Statement of operations	10.31.2016	12.31.2015	12.31.2014

Net operating revenues	5,509	6,598	2,428
Cost of sales	(4,973)	(6,025)	(2,221)
Gross profit	536	573	207
Operating income (expenses)
Selling, general and administrative expenses	(527)	(662)	(169)
Depreciation and amortization	(63)	(74)	(29)
Other operating expenses, net	(69)	(168)	(16)
	(659)	(904)	(214)
Loss from operations before finance income (expenses) and share of profit of associates	(123)	(331)	(7)

Financial expenses, net	(9)	27	1
Share of profits of associates	-	-	(3)

Loss before income tax and social contribution	(132)	(304)	(9)

Income tax and social contribution	(24)	(61)	25

Net income (loss) from discontinued operations	(156)	(365)	16
Attributed to:
Controlling shareholders	(48)	(113)	7
Non-controlling shareholders	(108)	(252)	9

In addition to statement of operations of October 31, 2016, the net loss of discontinued operations consider R$9 related to the November and December net loss, totaling R$165.

Statements of cash flows	10.31.2016	12.31.2015	12.31.2014

Cash flow used in operating activities	(998)	(730)	418
Cash flow provided by (used in) investing activities	54	(112)	(96)
Cash flow from financing activities	950	404	408
Exchange rate in cash and cash equivalents	(24)	92	52
Net increase (decrease) in cash and cash equivalents	(18)	(346)	781

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.2  Ongoing transaction to dispose of Via Varejo

The Board of Directors held on November 23, 2016 approved the efforts to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

As per IFRS 5 – Non-current assets held for sale and discontinued operations, Company considered highly probable the sale of Via Varejo, due to the organization put in place and commitment to sell from the Board of Directors. As a consequence, Via Varejo (and its subsidiary Cnova Brasil) net results , after tax, is disclosed in statement of operations as a single line, and assets and liabilities balances are disclosed as held for sale and discontinued operations. Statement of operations on December 31, 2015 also discloses the discontinued operations in single line, but for cash flows there were no effects as per IFRS5 being disclosed at this note the effect of discontinued operations. Non-current assets and liabilities held for sale on December 31, 2016 were R$20,303 and R$15,632, respectively. The net effects on discontinued operations were a loss of R$1,005 in 2016 (loss of R$891 at December 31, 2015 and net income of R$620 at December 31, 2014).

Via Varejo shares are listed on BM&FBovespa under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statement of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

12.31.2016
Assets
Current
Cash and cash equivalents	4,030
Trade receivables, net	2,782
Inventories, net	3,054
Other receivables	704
Total current assets	10,570

Noncurrent
Trade receivables, net	204
Other accounts receivable, net	2,932
Deferred income tax and social contribution	289
Related parties	681
Investment Properties	144
Property and equipment, net	1,550
Intangible assets, net	4,170
Total noncurrent assets	9,970
Total assets	20,540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.2.Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

Liabilities	12.31.2016
Current
Trade payable, net	5,618
Structured payable program	489
Borrowings and financing	3,532
Related parties	189
Other accounts payable	2,231
Total current liabilities	12,059

Noncurrent
Borrowings and financing	407
Deferred income tax and social contribution	849
Other accounts payable	2,329
Total noncurrent liabilities	3,585
Shareholders’ equity	4,896
Total liabilities and shareholders’ equity	20,540

(*) Before related parties eliminations with GPA in the amount R$237 of assets and R$11 of liabilities.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.2.Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Combined statement of operations (*)	12.31.2016	12.31.2015	12.31.2014

Net operating revenue	23,215	25,447	28,265
Cost of sales	(16,201)	(18,780)	(20,426)
Gross profit	7,014	6,667	7,839
Operating income (expenses)
Selling, general and administrative expenses	(6,084)	(5,680)	(5,583)
Depreciation and amortization	(207)	(237)	(209)
Other operating expenses, net	(389)	(231)	(14)
	(6,680)	(6,148)	(5,806)
Profit (loss) from operations before finance income (expenses) and share of profit of associates	334	519	2,033

Financial expenses, net	(1,075)	(899)	(912)
Share of profit of associates	30	31	33
Profit (loss) before income tax and social contribution	(711)	(349)	1,154

Income tax and social contribution	(34)	(87)	(447)

Net income (loss) for the year	(745)	(436)	707
Attributed to:
Controlling shareholders	(268)	(148)	339
Non-controlling shareholders	(477)	(288)	368

(*)Via Varejo began to consolidate Cnova Brasil at October 31, 2016, as such the net loss above is combined, considering the results of Via Varejo and Cnova Brasil combined from January 1, 2015 and 2014. Before eliminations of amounts of related parties with GPA.

Description	12.31.2016	12.31.2015	12.31.2014
Net operating revenue	(22)	(24)	(27)
Cost of sales	(7)	(6)	(7)
Selling expenses	1	2	-
Financial result	5	6	16
Income tax and social contribution	6	6	4
Total	(17)	(16)	(14)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.2.Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Cash flow	12.31.2016	12.31.2015	12.31.2014
Cash flow provided by operating activities	(2,636)	2,445	2,976
Profit (Loss) for the year	(745)	(436)	707
Depreciation and amortization	260	307	240
Interest and exchange rate	461	368	352
Share of profit of associates	(30)	(31)	(33)
Provision for risks	505	188	(21)
Estimated losses on trade receivables	627	571	469
Estimated losses on inventories obsolescence and breakage	(104)	110	81
Deferred revenue	(211)	(99)	(45)
Other operating expenses and revenues	6	80	156
Changes in assets and liabilities
Accounts receivable, inventories, related parties	(1,659)	177	(1,357)
Other assets	(497)	(362)	(313)
Accounts payable, charges, tax and other liabilities	(1,354)	1,169	2,280
Payments of risks	(309)	(276)	(77)
Deferred revenue	414	679	537
Net cash provided by (used in) investing activities	(237)	(420)	(490)
Acquisition of property and equipment and intangible increase	(190)	(420)	(555)
Payment at company reorganization	(47)	-	-
Net cash from corporate reorganization	-	-	65
Net cash provided by (used in) financing activities	226	(658)	(698)
Addition, refinancing and payments	227	(435)	(698)
Payment of dividends	(1)	(223)	-
Cash variation in the period	(2,647)	1,367	1,788

35.3.Fair value of Via Varejo

In accordance with IFRS 5 the investment of Via Varejo must be recognized considering the lower amount between the carrying amount of net assets and market value less cost to sell.

The Company considers that the market value less cost to sell of Via Varejo is greater than carrying amount of net assets, based on weighting different valuation methods including: i) multiple of P/E (price/earnings), considering local companies, traded in stock exchange, with operations similar Via Varejo, ii) discounted cash flow prepared by external appraisers, using assumptions of 15.7% of discount rate and perpetuity growth of 5.5%, iii) Average of control premium paid on the price of shares before the announcement in transactions of acquisition of listed companies in the stock market; and iv) target price of financial analysts, per share.

For all methods described above the carrying amount is inside on a reasonable range of valuation, as such, this valuation is not highly sensitive to changes in the assumption applied in the methodology adopted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.4.Effects in 2015 and 2014

Below the consolidated statement of operations of the Company on December 31, 2015 and 2014, before and after considering subsidiaries that represent e-commerce and home appliance segments, disclosed as discontinued operations.

Statement of operations	12.31.2015 (***)	Discontinued operations Cdiscount (*)	Discontinued operations Via Varejo and Cnova (*)	Discontinued operations Food Retail (**)	12.31.2015

Net operating revenue	69,220	6,598	25,424	-	37,198
Cost of sales	(52,934)	(6,025)	(18,786)	-	(28,123)
Gross profit	16,286	573	6,638	-	9,075
Operating income (expenses)
Selling expenses	(11,313)	(481)	(4,910)	-	(5,922)
General and administrative expenses	(1,717)	(181)	(770)	-	(766)
Depreciation and amortization	(961)	(74)	(237)	-	(650)
Other operating expenses, net	(684)	(168)	(231)	(79)	(206)
	(14,675)	(904)	(6,148)	(79)	(7,544)
Profit (loss) from operations before finance income (expenses) and share of profit of associates	1,611	(331)	490	(79)	1,531

Financial expenses, net	(1,653)	27	(892)	(20)	(768)
Share of profit of associates	112	-	31	-	81
Profit (loss) before income tax and social contribution	70	(304)	(371)	(99)	844

Income tax and social contribution	(346)	(61)	(81)	25	(229)

Net income (loss) for the year related to continued operations	(276)	(365)	(452)	(74)	615

Attributed to:
Controlling shareholders	265	(113)	(163)	(74)	615
Non-controlling shareholders	(541)	(252)	(289)	-	-

(*) After related parties elimination.

(**) Expenses related directly to discontinued operations.

(***) Balances originally reported in previous year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.4.Effects in 2015 and 2014 - Continued

Statement of operations	12.31.2014 (***)	Discontinued operations Cdiscount (*)	Discontinued operations Via Varejo and Cnova (*)	Discontinued operations Food Retail (**)	12.31.2014

Net operating revenue	65,407	2,428	28,238	-	34,741
Cost of sales	(48,610)	(2,221)	(20,434)	-	(25,955)
Gross profit	16,797	207	7,804	-	8,786
Operating income (expenses)
Selling expenses	(10,333)	(137)	(4,881)	-	(5,315)
General and administrative expenses	(1,486)	(32)	(702)	-	(752)
Depreciation and amortization	(819)	(29)	(209)	-	(581)
Other operating expenses, net	(441)	(16)	(14)	(105)	(306)
	(13,079)	(214)	(5,806)	(105)	(6,954)
Profit (loss) from operations before finance income (expenses) and share of profit of associates	3,718	(7)	1,998	(105)	1,832

Financial expenses, net	(1,506)	1	(895)	(14)	(598)
Share of profit of associates	108	(3)	33	-	78
Profit (loss) before income tax and social contribution	2,320	(9)	1,136	(119)	1,312

Income tax and social contribution	(736)	25	(443)	30	(348)

Net income (loss) for the year related to continued operations	1,584	16	693	(89)	964

Attributed to:
Controlling shareholders	1,207	7	325	(89)	964
Non-controlling shareholders	377	9	368	-	-

(*) After related parties elimination.

(**) Expenses related directly to discontinued operations.

(***) Balances originally reported in previous year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

35.    Assets held for sale and discontinued operations – Continued

35.5.Segments

Following the segment breakdown as of December 2016 of assets held for sale and discontinued operations:

Description	Home appliances	E-commerce abroad	Total

Net operating revenue	23,215	5,509	28,724
Gross profit	7,014	536	7,550
Depreciation and amortization	(207)	(63)	(270)
Operating income	334	(132)	202
Financial expenses, net	(1,075)	(9)	(1,084)
Share of profit of subsidiaries and associates	30	-	30
Profit (loss) before income tax and social contribution	(711)	(141)	(852)
Income tax and social contribution	(34)	(24)	(58)
Net income (loss) for the year – discontinued operations	-	-	-
Net income (loss) for the year	(745)	(165)	(910)

Current assets	10,570	-	10,570
Noncurrent assets	9,970	-	9,970
Current liabilities	12,059	-	12,059
Noncurrent liabilities	3,585	-	3,585
Shareholders' equity	4,896	-	4,896

104

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

36.    Subsequent Events

36.1. Issuance of promissory note

On January 10, 2017 the board of directors approved the 3rd public issuance of 320 promissory notes amounting BRL 2.50 per promissory note, totaling R$800.

36.2. Issuance of Certificate of Agribusiness Receivables

On February 23, 2017 the board of directors approved an offer Certificate of Agribusiness Receivables (CRA) by Ápice Securitizadora, represented by debentures issued by the Company, no convertible in shares, unsecured, in a single series, with face value of R$1,000.00. The offer is coordinated by Banco Bradesco BBI S.A., Banco Safra S.A. and Banco BNP Paribas Brasil S.A. On April 17, 2017, the Company completed such transaction by the amount of R$1,080, subject to interest of 96% of CDI.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Cnova Comércio Eletrônico S.A

We have audited the accompanying consolidated balance sheet of Cnova Comércio Eletrônico S.A. (Cnova) and subsidiaries as of December 31, 2016, and the related consolidated income statement, consolidated statement of comprehensive income, statements of changes in consolidated deficit and consolidated cash flows for the year then ended. These financial statements are the responsibility of Cnova's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cnova Comércio Eletrônico S.A. at December 31, 2016, and the results of its consolidated operations and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cnova’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated May 04th, 2017 expressed a qualified opinion thereon

ERNST & YOUNG

Auditores Independentes S.S.

Antonio C Fioravante.

Partner

São Paulo – SP, Brazil

May 04th, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cnova Brasil S.A.

We have audited Cnova Brasil S.A.’s and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Cnova Brasil S.A.’s and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on Cnova Brasil S.A.’s and subsidiaries’ internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The following material weakness have been identified and included in Companhia Brasileira de Distribuição’s Management’s assessment. Management has identified a material weakness in controls related to the company’s financial statement close process.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Cnova Brasil S.A. and subsidiaries have not maintained effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Cnova Brasil S.A. and subsidiaries as of December 31, 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2016. The material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated May 04th, 2017, which expressed an unqualified opinion on those financial statements.

ERNST & YOUNG

Auditores Independentes S.S.

Cnova N.V.

Year ended December 31, 2015

To the Board of Directors and Shareholders of Cnova N.V.

We have audited the accompanying consolidated balance sheet of Cnova N.V. and subsidiaries (Cnova) as of December 31, 2015, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of Cnova's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cnova N.V. at December 31, 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Paris-La-Défense, July 21, 2016.

ERNST & YOUNG Audit