Form 20-F
period 2017-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2018-04-30
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

166,899,579 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act

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

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☒ No

ii

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company,” “Grupo Pão de Açúcar” and “GPA” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value. All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

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
Cnova Brazil

CNova Comércio Eletrônico S.A., which until October 31, 2016 was a wholly owned subsidiary of Cnova owning the Brazilian non‑food e-commerce businesses of CBD and Via Varejo. Following the completion of the corporate reorganization of Cnova (as detailed in “Item 4A. History and Development of the Company - Cnova Reorganization”) on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo.

Cnova

CNova N.V. and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016. Since then, we have recorded Cnova’s results of operations as equity pick-up. For further information on the corporate reorganization of Cnova and its consequences on our consolidated financial statements, see Explanatory Note on page 4 and “Item 4A. History and Development of the Company—Cnova Reorganization.”

Diniz Family	Members of the Diniz family who were former shareholders of Wilkes Participações S.A.
Euris	Euris S.A.S.
Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries.
Klein Family	Members of the Klein family who represent the partners of Casa Bahia Comercial Ltda.
Nova HoldCo

Nova Pontocom Comércio Eletrônico S.A., following the completion of the 2014 Reorganization, which was spun off to CBD, Via Varejo and minority holders in 2015 and subsequently liquidated (as detailed in “Item 4A. History and Development of the Company - E-Commerce Business Reorganization”).

Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the 2014 Reorganization.
Península	Fundo de Investimento Imobiliário Península, which is beneficially owned by members of the Diniz Family.
Rallye	Rallye S.A. and, where appropriate, its subsidiaries.
Via Varejo

Via Varejo S.A. and, where appropriate, its subsidiaries. Via Varejo is one of our subsidiaries and as of  December 31, 2016 we have reported its results of operations as discontinued operations. For further information on Via Varejo’s discontinued operations and its consequences on our consolidated financial statements, see Explanatory Note on page 4 and “Item 4A. History and Development of the Company—Cnova Reorganization.”

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

Our consolidated financial statements are presented in Brazilian reais. We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate the amounts as of December 31, 2017 was R$3.308 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2017, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate. See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

None of the information available on our website or on websites referred to in this annual report is incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

·         global economic conditions and their impact on consumer spending patterns, particularly in Brazil;

·         our ability to sustain or improve our performance;

·         competition in the Brazilian retail industry in the sectors in which we operate;

·         government regulation and tax matters;

·         adverse legal or regulatory disputes or proceedings;

·         credit and other risks of lending and investment activities;

·         ability to expand our operations outside of our existing markets; and

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

The Cnova Reorganization was completed on October 31, 2016, and it was the first transaction of a series of two transactions conducted by Casino that together constituted a “going private” transaction of Cnova, as such term is used in Rule 13e-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

As a result of the Cnova Reorganization:

(i)	Via Varejo became the sole shareholder of Cnova Brazil, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova;

(ii)	Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount; and

(iii)	CBD was no longer a majority shareholder of Cnova which became an associate of CBD.

Consequently, since October 31, 2016, CBD has not consolidated the results of operations of Cnova. Beginning November 1st, 2016, we have recorded Cnova’s results of operations related to the e-commerce activities outside of Brazil in our statement of operations through the equity method of accounting.

In December 2016, Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States (the “U.S. Offer”) and in France (the “French Offer,” and together with the U.S. Offer, the “Offers”). The Offers were the second and final transaction of the “going private” transaction of Cnova.

As a result of the Offers, Casino and its controlled affiliates beneficially owned, in the aggregate, as of March 31, 2018, 340,957,246 Cnova ordinary shares, representing approximately 98.97% of Cnova’s outstanding ordinary shares.

In accordance with IFRS 5 – non-current assets held for sale and discontinued operations, as a result of the Cnova Reorganization and the “going private” transaction of Cnova carried out by Casino, we presented Cnova’s results for the ten-month period ended October 31, 2016 and the year ended December 31, 2015, as follows: (i) the e-commerce segment outside of Brazil in one single line item in our statement of operations in loss from discontinued operations;  and (ii) the related balances of assets and liabilities in the line items assets held for sale and liabilities related to assets held for sale, respectively, in the balance sheet as of December 31, 2015. Starting November 1, 2016, we became a minority shareholder in Cnova and we began applying the equity method of accounting in our investment in Cnova. For further information on the Cnova Reorganization, see note 32 to our audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this annual report.

Discontinued Operations of Via Varejo

Our board of directors, on November 23, 2016, approved the disposal of our equity interest in Via Varejo, in line with our long-term strategy of focusing on the development of the food retail segment.

During 2017, due to certain external factors, out of our control, mainly related to the Brazilian macroeconomic scenario, the process of sale of Via Varejo was not concluded within the expected timetable. The plan to sell Via Varejo remains unchanged, and we revised the next steps and expect, along with our financial advisors, to finalize the process during 2018.

Therefore, as required by IFRS 5, the net results of Via Varejo (and its subsidiary Cnova Brazil) are included in our statement of operations as a single line item, after taxes, and assets and liabilities balances are disclosed in the line items assets held for sale and liabilities related to assets held for sale, respectively, in the balance sheet as of December 31, 2017 and 2016.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

3A.               Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2017, have been translated into U.S. dollars at the commercial selling rate at closing  for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2017, of R$3.308 to US$1.00 (subject to rounding adjustments).

	As of and for the Year Ended December 31,
	2013(1)	2014(1)	2015(1)	2016(1)	2017(1)	2017
	(millions of R$, except as indicated)					(millions of US$, except as indicated)
Statement of operations
Net operating revenue	31,812	34,741	37,198	41,454	44,634	13,981
Cost of sales	(23,790)	(25,955)	(28,123)	(31,933)	(33,931)	(10,628)
Gross profit	8,022	8,786	9,075	9,521	10,703	3,352
Selling, general and administrative expenses	(5,519)	(6,067)	(6,688)	(7,451)	(7,776)	(2,436)
Depreciation and amortization	(528)	(581)	(650)	(707)	(779)	(244)
Other operating expenses, net	(582)	(306)	(206)	(567)	(579)	(181)
Operating expenses, net	(6,629)	(6,954)	(7,544)	(8,725)	(9,134)	(2,861)
Profit from operations before net financial expenses and share of profit of associates	1,393	1,832	1,531	796	1,569	491
Financial income	376	323	354	231	181	57
Financial expenses	(863)	(921)	(1,122)	(1,134)	(911)	(285)
Financial expenses, net	(487)	(598)	(768)	(903)	(730)	(229)
Share of profit of associates	33	78	81	60	(60)	(19)
Profit (loss) before income tax and social contribution	939	1,312	844	(47)	779	244
Income tax and social contribution	(229)	(348)	(229)	(24)	(297)	(93)
Net income (loss) for the year from continued operations	710	964	615	(71)	482	151
Net income (loss) for the year from discontinued operations	670	620	(891)	(1,005)	383	120
Net income (loss) for the year	1,380	1,584	(276)	(1,076)	865	271
Attributed to controlling shareholders from continued operations	710	964	615	(71)	482	151
Attributed to controlling shareholders from discontinued operations	330	243	(350)	(411)	137	43
Total attributed to controlling shareholders	1,040	1,207	265	(482)	619	194
Attributed to noncontrolling shareholders from discontinued operations	340	377	(541)	(594)	246	77
Total attributed to noncontrolling shareholders	340	377	(541)	(594)	246	77
Other comprehensive income (loss) for the year, net of income tax	—	4	(222)	231	(18)	(6)
Total comprehensive income (loss) for the year	1,380	1,588	(498)	(845)	847	265
Attributed to controlling shareholders..	1,040	1,208	177	(395)	601	188
Attributed to noncontrolling shareholders	340	380	(675)	(450)	246	77
Basic earnings per share (weighted average for the year) (in R$)
Preferred – Continued and discontinued operations	4.08	4.72	1.03	(1.82)	2.41	0.754
Common – Continued and discontinued operations	3.71	4.30	0.94	(1.82)	2.19	0.685
Preferred – Continued operations	2.79	3.77	2.40	(0.27)	1.87	0.587
Common – Continued operations	2.53	3.42	2.18	(0.27)	1.70	0.534

As of and for the Year Ended December 31,
2013(1)	2014(1)	2015(1)	2016(1)	2017(1)	2017
(millions of R$, except as indicated)					(millions of US$, except as indicated)
Diluted earnings per share (weighted average for the year) (in R$)
Preferred – Continued and discontinued operations	4.06	4.72	1.03	(1.82)	2.39	0.749
Common – Continued and discontinued operations	3.71	4.30	0.94	(1.82)	2.18	0.683
Preferred – Continued operations	2.77	3.76	2.39	(0.27)	1.86	0.583
Common – Continued operations	2.53	3.42	2.18	(0.27)	1.70	0.532
Basic earnings per ADS (in R$)	4.08	4.71	1.03	(1.82)	2.41	0.754
Diluted earnings per ADS (in R$)	4.06	4.71	1.03	(1.82)	2.39	0.749
Weighted average number of shares outstanding (in thousands)
Preferred	164,325	165,103	165,640	165,852	166,391	166,391
Common	99,680	99,680	99,680	99,680	99,680	99,680
Total	264,005	264,783	265,320	265,532	266,071	266,071
Dividends declared (in R$)
Preferred	0.98	1.18	0.47	––	0.57	0.17
Common	0.89	1.07	0.42	––	0.52	0.16
Dividends declared and interest on shareholders’ equity per ADS (in R$)(2)	0.98	1.18	0.47	––	0.57	0.17
Balance sheet data
Cash and cash equivalents	8,367	11,149	11,015	5,112	3,792	1,146
Property and equipment, net	9,053	9,699	10,377	9,182	9,138	2,762
Assets held for sale	––	––	15	20,303	22,961	6,941
Total assets	37,989	45,345	47,241	45,217	47,928	14,489
Current borrowings and financing	5,172	6,594	4,869	2,957	1,251	378
Noncurrent borrowings and financing	4,323	3,134	4,164	2,912	3,337	1,009
Liabilities related to assets held for sale	––	––	––	15,632	17,824	5,388
Shareholders’ equity	12,601	14,194	13,352	12,597	13,292	4,018
Share capital	6,764	6,792	6,806	6,811	6,822	2,062
Other financial information
Net cash provided by (used in):
Operating activities	4,876	4,990	4,632	(1,304)	1,895	573
Investing activities	(1,947)	(1,624)	(1,852)	(2,020)	(1,592)	(481)
Financing activities	(1,648)	(636)	(3,006)	1,475	(2,094)	(633)
Capital expenditures	(2,109)	(1,938)	(2,059)	(1,623)	(1,721)	(520)

________________

(1)   As disclosed in note 32 to our audited consolidated financial statements included elsewhere in this annual report operations of Via Varejo and Cnova Brazil are classified as “discontinued operations” in 2017 and all prior periods presented. In addition, our investment in Cnova was also classified as a “discontinued operation” through October 31, 2016 due to the Cnova Reorganization. Starting November 1, 2016, we began recording our investment in Cnova using the equity method of accounting.

(2)   Each preferred share received a dividend 10% higher than the dividend paid to each common share. See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

	As of and for the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(R$, except as indicated)					(US$, except as indicated)
Operating Data
Number of Employees at period end(1)	92,303	93,413	93,176	93,658	91,106	-
Total square meters of selling area at period end	1,574,773	1,659,924	1,719,559	1,740,567	1,743,505	-
Number of stores at period end(2):
Pão de Açúcar	168	181	185	185	186	-
Extra Hiper	138	137	137	134	117	-
Minimercado Extra and Minuto Pão de Açúcar	164	256	311	284	265	-
Extra Supermercado	213	207	199	194	188	-
Assaí	75	84	95	107	126	-
Total number of stores at period end	758	865	927	904	882	-
Net operating revenue per employee(1):
Pão de Açúcar	324,689	346,472	371,152	407,463	414,903	129,941
Extra Hiper(3)	458,663	496,126	463,212	517,197	570,601	178,704
Minimercado Extra and Minuto Pão de Açúcar	218,461	179,230	232,215	296,698	349,306	109,397
Extra Supermercado	370,867	396,860	388,391	421,094	439,678	137,701
Assaí	548,808	610,144	628,748	687,156	699,146	218,962

As of and for the Year Ended December 31,
2013	2014	2015	2016	2017	2017
(R$, except as indicated)					(US$, except as indicated)
CBD average net operating revenue per employee	420,710	450,179	322,753	363,407	489,910	153,433
Net operating revenue by store format:
Pão de Açúcar	5,761	6,327	6,727	6,979	6,932	2,171
Extra Hiper(3)	14,463	14,490	14,249	14,102	13,652	4,276
Minimercado Extra and Minuto Pão de Açúcar	451	638	946	1,131	1,085	0,340
Extra Supermercado	4,863	4,959	4,822	4,755	4,525	1,417
Assaí	6,273	8,326	10,453	14,487	18,440	5,776
Real Estate Projects	––	––	––	––	––	––
Total net operating revenue	31,812	34,371	37,198	41,454	44,634	13,979
Average monthly net operating revenue per square meter(4):
Pão de Açúcar	2,213	2,362	2,361	2,420	2,385	0,747
Extra Hiper	1,353	1,341	1,325	1,362	1,536	0,481
Minimercado Extra and Minuto Pão de Açúcar	1,118	1,143	1,109	1,287	1,343	0,420
Extra Supermercado	1,618	1,624	1,648	1,685	1,278	0,400
Assaí	2,257	2,367	2,578	3,107	3,430	1,000
CBD average monthly net operating revenue per square meter	1,634	1,918	1,747	1,928	2,085	0,653
Average ticket amount:
Pão de Açúcar	45	50	53	57	59	18,478
Extra Hiper(3)	64	70	70	73	80	25,054
Minimercado Extra and Minuto Pão de Açúcar(3)	15	15	17	19	20	6,263
Extra Supermercado	30	33	34	36	36	11,275
Assaí	115	134	146	156	157	49,170
CBD average ticket amount	53	67	61	69	76	23,802
Average number of tickets per month:
Pão de Açúcar	10,770,189	10,502,201	10,581,845	10,187,388	9,770,687	––
Extra Hiper(3)	18,811,073	17,273,270	17,037,205	16,106,165	14,284,209	––
Minimercado Extra and Minuto Pão de Açúcar	2,575,492	3,463,884	4,725,240	4,929,778	4,425,078	––
Extra Supermercado	13,461,964	12,595,001	11,870,096	11,060,911	10,480,779	––
Assaí	4,527,849	5,164,456	5,949,201	7,717,266	9,792,180	––
CBD average number of tickets per month	50,146,567	48,998,812	50,163,588	50,001,507	48,752,933	––

________________

(1)   Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)   Excludes 85 gas stations and 157 drugstores in 2013, 83 gas stations and 158 drugstores in 2014, 83 gas stations and 157 drugstores in 2015, 76 gas stations and 155 drugstores in 2016 and 72 gas stations and 127 drugstores in 2017.

(3)   Includes revenues associated with rentals of commercial spaces. Revenues of gas stations, drugstores, food delivery and in-store pick-up are included in the respective banner.

(4)   Calculated using the average of square meters of selling area on the last day of each month in the period.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

Since 1999, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Central Bank has intervened occasionally to combat instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Reais Currency per US$1.00
Year	Low	High	Average(1)	Year-End
2013	1.953	2.446	2.161	2.343
2014	2.197	2.740	2.355	2.656
2015	2.575	4.195	3.339	3.905
2016	3.119	4.156	3.484	3.259
2017	3.051	3.381	3.193	3.308

	Exchange Rate of Reais per US$1.00
Month	Low	High	Average(1)	Period-End
October 2017	3.132	3.280	3.191	3.277
November 2017	3.214	3.292	3.259	3.262
December 2017	3.232	3.333	3.292	3.308
January 2018	3.139	3.270	3.211	3.162
February 2018	3.173	3.282	3.084	3.245
March 2018	3.225	3.338	3.279	3.324
April 2018 (through April 15, 2018)	3.310	3.420	3.368	3.411

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

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the ADSs and our preferred shares may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors, such as:

·         interest rates;

·         monetary policies;

·         exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);

·         currency fluctuations;

·         inflation;

·         liquidity of domestic capital and lending markets;

·         tax and social security policies;

·         energy and water shortages and rationing; and

·         other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

Since 2011, Brazil’s economy has stagnated. Brazil’s gross domestic product, or GDP, real growth (contraction) rates since 2011 were 1.0% in 2017, (3.6)% in 2016, (3.8)% in 2015, 0.5% in 2014, 3.0% in 2013, 1.9% in 2012 and 4.0% in 2011.

Our results of operations and financial condition have been, and will continue to be, affected by the weakness of the Brazilian GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services which may adversely affect the trading price of the ADSs and our preferred shares.

Ongoing political instability may adversely affect our business, results of operations and the trading price of the ADSs and our preferred shares.

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation and other investigations which are being conducted by the Federal Prosecutor’s Office, and their impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption related to bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested and numerous senior elected officials and other public officials are being investigated.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect our business, financial condition and results of operations and may adversely affect the trading price of the ADSs and our preferred shares.

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election in October 2018, but political uncertainty has remained. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our preferred shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation and the Brazilian government’s measures to fight it, principally the Central Bank’s monetary policy, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business and increase the payments on our indebtedness. In addition, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, which could have a negative effect on net operating revenue.  Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate.  Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate volatility may adversely affect the Brazilian economy and us.

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.905 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.259 per US$1.00 as of December 31, 2016. In 2017, the real appreciated against the U.S. dollar in comparison to 2016, reaching R$3.308 per US$1.00 as of December 31, 2017. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares. As a result, we may be materially and adversely affected by exchange rate variations.

Developments and the perception of risk in other countries may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our securities, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Any further downgrading of Brazil’s credit rating may adversely affect the trading price of the ADSs and our preferred shares.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB-minus to BB-plus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation from the time of the September 2015 downgrade. In January 2018, Standard & Poor’s lowered its rating to BB-minus with a stable outlook in light of doubts regarding this year’s presidential election and pension reform efforts. In December 2015, Moody’s placed Brazil’s Baa3 ratings on review for a downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. Fitch also downgraded Brazil’s credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession, and made a further downgrade in May 2016 to BB with a negative outlook, which it maintained in 2017 and downgraded to BB- in February 2018. As a result, the trading prices of debt and equity securities of Brazilian issuers were negatively affected.

Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Risks Relating to our Industry and Us

We face significant competition, which may adversely affect our market share and net income.

We operate mainly in the food retail and home appliances sectors. The Brazilian food retail sector, including the cash and carry (atacado de auto serviço) segment and the home appliances sector, is highly competitive. We face intense competition from small retailers, especially from those that operate in the informal segment of the Brazilian economy. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro city areas, we compete in the food retail sector with a number of large multinational retail food and general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

Since 2011, Brazil’s economy has stagnated. Brazil’s GDP real growth (contraction) rates since 2011 were 1.0% in 2017, (3.6)% in 2016, (3.8)% in 2015, 0.5% in 2014, 3.0% in 2013, 1.9% in 2012 and 4.0% in 2011.

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

Sales in installments are an important component of the result of operations of retail companies in Brazil. The increase in unemployment rate combined with higher interest rates have resulted in an increased restriction of credit availability to consumers in Brazil, which may be further increased if macroeconomic conditions in Brazil deteriorate. The unemployment rate reached 12.7% in 2017, compared to 11.5% in 2016, 8.5% in 2015 and 6.8% in 2014. Moreover, the basic interest rate in Brazil, the SELIC rate, was 14.3%, 13.8% and 7.0% p.a. in 2015, 2016 and 2017, respectively.

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

We believe that our Pão de Açúcar, Minuto Pão de Açúcar, Extra Hiper, Extra Supermercado, Minimercado Extra and Assaí brands contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to maintaining and expanding our base of customers. Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

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

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in case a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, as per applicable law, landlords may increase rent periodically, usually every three years. A significant increase in the rent of our leased properties may adversely affect us. In addition, we are party to an arbitration proceeding related to lease agreements of 61 stores entered into with Península. We cannot assure you that the outcome of this arbitration proceeding will not cause a material adverse effect on our business and operations. For more information on this arbitration proceeding, see “Item 8A. Financial Information - Legal Proceedings - Península.”

We face risks related to our distribution centers.

Approximately 75% of our products are distributed through our 23 distribution centers and depots located in the Southern, Southeastern, Midwestern and Northeastern regions of Brazil. If operations at one of these centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the stores supplied by the affected distribution center will be impaired, which may adversely affect us. Our growth strategy includes the opening of new stores which may require the opening of new or the expansion of our existing distribution centers to supply and meet the demand of the additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores

We are exposed to risks related to customer financing and loans.

Installment sales are widely used in the Brazilian retail market, especially in the home appliances sector. We have a partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately owned financial institutions in Brazil. Through this partnership we have established Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC, which exclusively offers credit cards, financial services and insurance at our stores.

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

·         accounting requirements;

·         intervention, liquidation and/or temporary special management systems; and

·         interest rates.

Failure in our information technology systems may adversely affect our operations.

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

Unauthorized access to, or release or violation of our, our customers’, our suppliers’ or our service providers’ systems and data could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyber-attacks, may occur.

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic information from our system, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could disrupt our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, which could have a material adverse effect on our business and reputation.

We depend on the transportation system and infrastructure in Brazil to deliver our products, which may delay or affect our ability to distribute products to our stores and customers.

Products destined for all of our stores are distributed through our distribution centers located in five Brazilian states and the Federal District. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

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

Our controlling shareholders, the Casino Group, together with its subsidiary Almacenes Éxito S.A., or Éxito, indirectly through their holding company, Wilkes Participações S.A., or the Holding Company, have the power to, among other things: (i) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; (ii) determine the outcome of the vast majority of actions requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend established by Law No. 6,404, dated December 15, 1976, as amended, or Brazilian corporate law; (iii) approve corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; (iv) enter into new partnerships; and (v) deliberate on financings and similar transactions. Our controlling shareholders may prevail over our other shareholders or holders of ADSs.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified by our external legal advisors as probable. Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operation may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and note 21 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

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

We are subject to a number of different federal, state and municipal laws and regulations relating to the preservation and protection of the environment, especially in relation to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. In this case, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

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

On November 23, 2016, our board of directors approved our plan to sell our shareholdings in Via Varejo, in line with our long-term strategy to focus on the development of the food retail segment. While we concluded that the sale of our shareholdings in Via Varejo is likely and expected to occur sometime in 2018, we cannot assure you that the transaction will be consummated under the expected terms and conditions and timing, or at all. If the sale of our shareholdings in Via Varejo does not occur according to our expectations, we may need to reconsider our long-term strategy as we will continue to own and operate Via Varejo, which could cause a material adverse effect on our business, operations, results of operations and financial condition.

Risks Relating to the Preferred Shares and ADSs

If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing ability to remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by Banco Itaú Corretora de Valores S.A., or the Custodian, for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. In addition, we may issue a substantial number of preferred shares as consideration for future acquisitions or for any other fundraising needs and we may choose not to extend preemptive rights to holders of ADSs.

The volatility and illiquidity of the Brazilian securities markets and of our preferred shares may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that are traded in emerging markets, including in Brazil, often involves greater risk and are generally considered to be more speculative in nature than investing in securities traded in the securities markets of more developed countries. These investments are subject to certain economic and political risks, including (i) changes in the regulatory, tax, economic and political environment that may affect the ability of investors to obtain a total or partial return on their investments; and (ii) restrictions on foreign investment and return of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. The B3 had a market capitalization of R$3.1 trillion as of December 31, 2017. The ten most traded stocks by volume on the B3 during 2017 accounted for approximately 53.1% of total trading on the B3 during that period. Conversely, the New York Stock Exchange had a market capitalization of approximately US$28.0 trillion as of December 31, 2017. Furthermore, the regulations of the B3 may differ from what foreign investors are used to. The characteristics of the Brazilian securities market may substantially limit the capacity of holders of the preferred shares underlying the ADSs to sell them at the time and price they desire and, consequently, may adversely affect the market price of our preferred shares. If a liquid and active trading market is not developed or maintained, the trading price of our preferred shares may be negatively affected.

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

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco. FIC exclusively offers credit cards, financial services and insurance at our stores. For further information on FIC, see “Item 4B. Business Overview  FIC, Investcred and Agreement with Bradesco.”

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

Our main undertaking under the Term of Undertaking was to divest 74 stores, distributed across 54 cities and seven states, representing approximately 3% of Via Varejo’s consolidated gross sales in 2013. Of the 74 stores, 32 were not sold. Accordingly, these stores had their activities ended between May and June of 2014, with a fine payment of R$12 million registered in 2014. As approved by CADE, after a period of six months, 16 stores were reopened in November 2014. In 2015, we did not complete the selling process of 19 stores (of a total of 42 stores) due to failed negotiations between lessors and buyers, generating for Via Varejo a fine payment of R$7 million to CADE and a provision for disposal of property and equipment of R$7 million. Of the 19 stores, four were closed in 2014 and 15 were closed in 2016. In 2015, Via Varejo sold and transferred 15 stores, with a gain on the sale of stores of R$8 million, recognized in other operating results. We did not complete the selling process of eight stores due to failed negotiations between lessors and buyers. Of the eight stores, we closed four and reopened four stores, one of which was reopened in 2016 and three in 2017.

On October 17, 2013, we, Via Varejo and Nova Pontocom entered into a stock purchase agreement pursuant to which we acquired 6.2% of Nova Pontocom’s capital stock from Via Varejo for R$80.0 million and 1.95% of Nova Pontocom’s capital stock from minority shareholders for R$25 million. As a result, Nova Pontocom became our direct subsidiary of which we held 52.06% of the capital stock, Via Varejo held 43.9% and the remaining 4.04% was held by minority shareholders. This transaction had no impact on our consolidation of Nova Pontocom’s results of operations and financial condition on our consolidated financial statements, since we previously held, through Via Varejo, the indirect control of Nova Pontocom.

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

We sold a total of 38.9 million units for approximately R$897 million, which reduced our shareholding at the time in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock. No gain was recorded as a result of this transaction. The Klein Family sold more than 23.64% of shares of Via Varejo’s capital stock. As of the date of this annual report, the Klein Family owns 25.3% of Via Varejo’s total capital stock and Via Varejo has 31.4% of its total stock capital in the free float.

The Pão de Açúcar Group has been through a series of corporate transactions and reorganizations since 2014, which we describe below in further detail. The main result of these corporate transactions and reorganizations is that, at the end of 2016, we initiated the process to sell our shareholdings in Via Varejo, which also consolidates the results of Cnova Brazil, thereby focusing our long-term strategy on the development of the food retail and cash and carry segments.

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

The Cnova Reorganization was completed on October 31, 2016, and it was the first transaction of a series of two transactions conducted by Casino that together constituted a “going private” transaction of Cnova, as such term is used in Rule 13e-3 of the Exchange Act. As a result of the Cnova Reorganization, Via Varejo became the sole shareholder of Cnova Brazil, which operates the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and is no longer a shareholder of Cnova. Cnova will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount. As of December 31, 2017, we held a 43.30% indirect equity participation in Cnova Brazil.

In December 2016, Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States (the “U.S. Offer”) and in France (the “French Offer,” and together with the U.S. Offer, the “Offers”). The Offers were the second and final transaction of the “going private” transaction of Cnova. As a result of the Offers, as of March 31, 2018, Casino and its controlled affiliates beneficially owned, in the aggregate, 340,957,246 Cnova ordinary shares, representing approximately 98.97% of Cnova’s outstanding ordinary shares.

Corporate Governance Process for Approval of the Cnova Reorganization

According to the terms of CBD’s policy for related party transactions, our board of directors formed a special committee composed by the board members Eleazar de Carvalho Filho and Luiz Aranha Corrêa do Lago (the “CBD Special Committee”) to issue a recommendation to our board of directors on the vote to be cast by CBD at Cnova’s shareholders’ meeting relating to the Cnova Reorganization and the terms and conditions of a new operational agreement between CBD and Via Varejo. The Cnova Reorganization was conditioned upon CBD not selling its shares of Cnova in the tender offer. Thus, our board of directors submitted to the CBD Special Committee the analysis of (i) the Cnova Reorganization, (ii) the condition not to sell CBD’s shares of Cnova and (iii) the new operational agreement, all as one single transaction.

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

ii.

Information Rights.Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova: (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations. Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;

iii.

Good Faith Consideration of an IPO.If, as a result of the Offers, Cnova ordinary shares are no longer listed on NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which we refer to as an “IPO;”

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

v.

IPO or FMO Assessment Right.CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing shares of Cnova). CBD may not exercise such right more than once in any two-year period;

vi.

IPO and FMO Priority. If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;

vii.

Tag Along Rights (Change-in-Control Transaction).Casino has agreed that, if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;

viii.

Tag Along Rights (Not a Change-in-Control Transaction).Casino agreed that if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the subject shares at approximately the same time and on the same conditions; and

ix.

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

Discontinued Operations of Via Varejo

Our board of directors, on November 23, 2016, approved a process to dispose of our equity interest in Via Varejo’s capital stock, in line with our long-term strategy of focusing on the development of the food retail segment.

During 2017, due to certain external factors, out of our control, mainly related to the Brazilian macroeconomic scenario, the process of sale of Via Varejo was not concluded within the expected timetable. The plan to sell Via Varejo remains unchanged. We revised the next steps and expect, along with our financial advisors, to finalize the process during 2018.

As disclosed in note 32 to our audited consolidated financial statements included elsewhere in this annual report, the statement of operations for the years ended December 31, 2017, 2016 and 2015 related to Via Varejo and Cnova Brazil (until October 31, 2016) was classified in a single line item as “discontinued operations,” as well as the assets and liabilities for Via Varejo (including Cnova Brazil), which are now classified as held for sale as of December 31, 2017 and 2016. In addition, we also re-presented the financial data as of and for the years ended December 31, 2014 and 2013 in the table for comparative purposes.

Noncurrent assets and liabilities held for sale were, respectively, R$22,961 million as of December 31, 2017 compared to R$20,303 million as of December 31, 2016 and R$17,824 million as of December 31, 2017 compared to R$15,632 million as of December 31, 2016. The net effects on discontinued operations were a gain of R$383 million in 2017 compared to a loss of R$1,005 million in 2016 and a loss of R$891 million in 2015.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested approximately R$5,242 million in our operations in the three years ended December 31, 2017. Our capital expenditure and investment plan for 2018 contemplates capital expenditures and investments in the total amount of approximately R$1,600 million relating to (i) the opening of new stores, purchase of real estate and conversion of stores; (ii) the renovation of existing stores; (iii) improvements to information technology; and (iv) improvements to distribution facilities. The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties. The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations. Our investments in the last three years have included:

Opening of new stores and purchases of real estate – In the food retail sector, we seek to rent or purchase real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats. We have opened 134 new stores from 2015 through 2017, including those in the food retail sector. The total cost of opening these new stores and the purchase of real estate from 2015 through 2017 was R$1,569 million.

Renovation of existing stores – We usually remodel a number of our stores every year. As per our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems. Also, in 2017, we started a special renovation program of the Pão de Açúcar banner stores. We completely renovated the layout of eleven stores and implemented key concepts of last-generation stores. In addition, we also improved 39 stores focusing on maintenance, painting, refurnishment and acquisition of new equipment. The total cost of renovating existing stores from 2015 through 2017 was R$1,959 million.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, in an aggregate amount of R$822 million from 2015 through 2017. For more information on our information technology, see “Item 4B. Business Overview - Technology.”

Improvements to distribution facilities –We own distribution centers in the states of São Paulo, Ceará, Rio de Janeiro, Pernambuco, Bahia and the Federal District. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested an aggregate of R$892 million in our distribution facilities from 2015 through 2017.

]The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2015-2017
	(in millions of R$)
Opening of new stores	477	475	590	1,542
Purchases of real estate	9	5	13	27
Renovation of existing stores	909	489	561	1,959
Information technology	334	284	204	822
Distribution facilities	256	291	345	892
Total	1,985	1,544	1,713	5,242

4B.               Business Overview

The Brazilian Retail Industry

The Brazilian retail food industry represented approximately 5.4% of Brazil’s GDP in 2017, in line with 2016. According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the food retail industry in Brazil had gross revenues of approximately R$353 billion in 2017, representing a 4.3% nominal increase compared to approximately R$338.7 billion in 2016.

The Brazilian retail food industry is highly fragmented. According to ABRAS, the five largest supermarket chains represented approximately 39.7% of the retail food industry in 2017, as compared to 40.6% in 2016 and 51.5% in 2015. Our consolidated gross sales represented 13.8% of the gross sales of the entire retail food industry in 2017, as compared to 13.3% in 2016, also according to ABRAS.

The Brazilian GDP growth consistently decreased from 2010 until 2016, declining 3.8% in 2015 and 3.6% in 2016. In 2017, the Brazilian GDP increased 1.0%. The unemployment rate in Brazil has been increasing constantly since 2014 and reached 12.7% in 2017, the highest rate since the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, started divulging the current unemployment rate index, in 2012. Brazil’s annual inflation, decreased to - 0.53% in 2017, according to the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, and to 2.95% according to the IPCA. Inflation has a direct effect on the final prices we charge our consumers when they acquire our products.

According to data published in January 2018 by the IBGE, the volume of sales in the food retail sector increased by 1.8% in 2017 compared to 2016.

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

According to the IBGE, the total population of Brazil was approximately 208 million in 2017, representing a 1.5% growth since 2015. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2017, the city of São Paulo had a population of approximately 12.1 million and the city of Rio de Janeiro had a population of approximately 6.5 million. These are the two largest cities in Brazil. The state of São Paulo has a total population in excess of 45 million, representing 21.7% of the Brazilian population and is our largest consumer market, with 634 stores as of December 31, 2017. The state of Rio de Janeiro is our second largest consumer market, with 97 stores as of December 31, 2017.

During 2017, private consumption in Brazil decreased 4.0% while the country’s GDP increased 1.0%. Among the reasons for the GDP increase are the 3.4% increase in average real income and the 6.6% increase in household credit.

According to the Gini index, published by the Fundação Getúlio Vargas, or FGV, Brazil worsened its income inequality in the end of 2015, for the first time after 13 consecutive years of improvement. From 2001 to 2014, the index decreased approximately 0.6 basis points per year but in the fourth quarter of 2015 there was an increase of 0.8 basis points compared to the same period in the previous year. The inequality increased due to a reduction in the per capita income, which grew on average 3.3% per year from 2001 to 2014, and decreased 2.2% in the fourth quarter of 2015 when compared to the same period in 2014.

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo), or IPC, Maps 2017.

Class Level	Average Monthly Income
(in R$)
A	20,273
B1	8,696
B2	4,427
C1	2,409
C2	1,446
D/E	640

According to a study by IPC Maps 2017, class A households account for only 2.4% of the urban population and classes B1 and B2 households account for 23.1% of the urban population. Classes C1 and C2, the most representative in Brazil, represent 47.9% and classes D and E collectively represent 26.6% of all urban households. In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 1.8% from R$937 in January 2017 to R$954 in January 2018.

Our Company

We are the largest traditional retailer in the food segment in Brazil and the second largest player in the cash and carry segment, with a market share of approximately 13.8% in 2017, as compared to 13.3% in 2016, according to ABRAS. As of December 31, 2017, our total gross sales, taking into account just food business categories, totaled R$48,439 million. On the same date, we operated 882 stores, 72 gas stations and 127 drugstores in 18 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 23 distribution centers and depots located in five Brazilian states and the Federal District.

We operate in the retail segment of food, clothing, home appliances and other products by means of our hypermarkets, supermarkets, specialized stores and department stores, especially under the banners Pão de Açúcar, Minuto Pão de Açúcar, Extra Hiper, Extra Super, Minimercado Extra, Assaí,  Aliados Compre Bem and neighborhood shopping malls called Conviva. We classify our business segments into two operating segments as follows (see note 30 to our audited consolidated financial statements included elsewhere in this annual report):

·

Food retail segment, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Extra Supermercado;(ii) hypermarkets through the banner Extra Hiper; and (iii) neighborhood stores through the banners Minimercado Extra, Minuto Pão de Açúcar andAliados Compre Bem; and (iv) gas stations, and drugstores through the Extrabanner.The food retail segment also includes the revenues related to rentals of commercial spaces.

Food products include non-perishable food products, beverages, fruits, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products. In some cases, we sell these goods in the form of our private label products at our food retail stores. We also sell non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mobile phones, mattresses, pet products, gardening and also electronics products, such as personal computers, software, computer accessories and sound and image systems. We also offer some of the products listed above in the form of our private label products. In addition, we sell our products in the food retail segment through our websites www.paodeacucar.com and www.extra.com.br.

We include in the food retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations.

In addition, we also provide extended warranties to our customers upon the sale of home appliances at our stores in the food retail segment.

·	Cash and carry segment, which consists of sales of food and some non-food products to resellers, intermediate consumers and retail customers through the Assaí banner.

We carry out our discontinued operations through Via Varejo, which is the sole shareholder of Cnova Brazil, and operates in the home appliances and e-commerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the e-commerce platforms Casasbahia.com, Extra.com, Pontofrio.com, Barateiro.com, and Cdiscount.com.

Segment Revenue and Income Distribution

The table below shows the breakdown of our consolidated gross and net operating revenue by banner for the year ended December 31, 2017.

	Year Ended December 31, 2017
Operating segment	Gross Operating Revenue from the Segment	Percentage of Total Gross Operating Revenue	Net Operating Revenue from the Segment	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Extra	17,561	36.3%	16,110	36.1%
Pão de Açúcar	7,249	15.0%	6,659	14.9%
Proximity stores	1,164	2.4%	1,085	2.4%
Others	2,395	4.9%	2,340	5.2%
Food retail	28,369	58.6%	26,194	58.6%
Assaí	20,070	41.4%	18,440	41.3%
Cash and carry	20,070	41.4%	18,440	41.3%
Total	48,439	100.0%	44,634	100.0%

We generate all of our operating revenue in Brazil.

The table below shows the breakdown of our consolidated net income (loss) by operating segment. We present results of the operating segments in accordance with IFRS, the measure used by management in evaluating the performance of and strategy for the two segments listed below.

	Year Ended December 31, 2017
Operating segment	Net Income (Loss) from the Segment	Percentage of Total Net Income (Loss)
	(in millions of R$)	(%)
Food retail	33	3.8%
Cash and carry	540	62.4%
Discontinued operations	416	48.1%
Eliminations/Others	(124)	(14.3)%
Total	865	100.0%

For more information about our net operating revenues and net income (loss) by operating segment, see “Item 5A. Operating Results—Results of Operations for 2017, 2016 and 2015.”

For information on net operating revenues and net income (loss) of discontinued operations, see note 32 to our audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this annual report.

Number of Stores

The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super	Mini-mercado Extra	Minuto Pão de Açúcar	Assaí	Total
As of December 31, 2014	181	137	207	240	16	84	865
During 2015
Opened	5	––	1	46	27	11	90
Closed	(1)	––	(9)	(18)	––	––	(28)
Converted (from)/to	––	––	––	(19)	19	––	––

As of December 31, 2015	185	137	199	249	62	95	927
During 2016
Opened	2	––	––	1	14	13	30
Closed	(2)	(3)	(5)	(41)	(1)	(1)	(53)
Converted (from)/to	––	––	––	(2)	2	––	––

As of December 31, 2016	185	134	194	207	77	107	904
During 2017
Opened	3	0	0	0	6	5	14
Closed	(2)	(2)	(6)	(24)	(1)	(1)	(36)
Converted (from)/to	0	(15)	0	0	0	15	0

As of December 31, 2017(1)	186	117	188	183	82	126	882

________________

(1)   Excludes 72 gas stations and 127 drugstores.

Geographic Distribution of Stores

The Company operates mainly in the Southeast region of Brazil, in the states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 71.0% of the Company’s consolidated net revenue for the year ended December 31, 2017, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for the remaining consolidated net operating revenue for the year ended December 31, 2017. In addition, none of these regions represents individually more than 17.6% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2017:

	City of São Paulo	State of São Paulo (excluding the city of São Paulo)(1)	State of Rio de Janeiro	South and Southeast Regions (excluding the States of São Paulo and Rio de Janeiro)(2)	North and Northeast Regions(3)	Midwest Region(4)
Pão de Açúcar	66	53	21	5	25	16
Extra Hiper	24	33	22	6	20	12
Extra Supermercado	58	79	39	0	12	0
Minimercado Extra and Minuto Pão de Açúcar	182	76	0	0	7	0
Assaí	24	39	15	4	31	13
Total(5)	354	280	97	15	95	41

________________

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

(3)   This area comprises the states of Alagoas, Amazonas, Bahia, Ceará, Paraíba, Pará, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, Tocantins.

(4)   This area comprises the states of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

(5)   Excludes 72 gas stations and 127 drugstores.

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2017:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	186	240,185	1,291	16,708	15.5%
Extra Hiper	Hypermarket	117	717,490	6,132	23,926	30.6%
Minimercado Extra and Minuto Pão de Açúcar	Proximity Store	265	65,379	247	3,105	2.4%
Extra Supermercado	Supermarket	188	214,714	1,142	10,292	10.1%
Assaí	Cash and Carry	126	505,736	4,014	26,375	41.3%
Total(2)		882	1,743,505	1,977	80,405	100%

________________

(1)   Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

(2)   Excludes 72 gas stations and 127 drugstores.

For a detailed description of net operating revenue for each of our store formats, see “Item 5A. Operating Results.”

Food Retail Operating Segment

Due to the deteriorating economic conditions in Brazil since 2015, there was a slowdown in household consumption. In spite of this scenario, the food retail operating segment had significant margin levels. Our food retail operating segment operates under different formats and banners, which is also known as Multivarejo or Multi-retail. We highlight below the differences in the behavior of our customers in the food retail formats and banners:

Pão de Açúcar Stores

Our Pão de Açúcar banner is the premium supermarket chain of our Company. This banner is deemed to be a reference for innovation in the retail industry and promotes concepts of healthy life and sustainability.

Pão de Açúcar stores are supermarkets, which are predominantly located in large urban areas (with over one‑third located in the greater São Paulo metropolitan area). We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and high level of customer service. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, meat, cheese and seafood departments.

As of December 31, 2017, we had 186 Pão de Açúcar stores. The Pão de Açúcar stores have an average of 1,291 square meters of selling space. Food products represented 96.4% of gross sales revenue attributable to Pão de Açúcar in 2017 and non-food products represented 3.6%.

The year of 2017 was marked by a strong deflation in the prices of food and by the migration of customers of Pão de Açúcar stores to alternative segments due to the negative economic scenario. The Pão de Açúcar banner recovered sales volumes during 2017 as a result of commercial initiatives we implemented starting in the second quarter of the year, such as: (i) reinforcing the loyalty program with the “My Discount” program at Multivarejo, which consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners; (ii) the promotional action “Collect & Win;” and (iii) the strengthening of iconic products with more attractive pricing.  The Pão de Açúcar banner recorded gross sales of R$7,249 million in 2017, which represented a decrease of 0.7% compared to 2016, mainly due to (i) the increase in food deflation; and (ii) the renovation of 50 stores in the fourth quarter of 2017, representing approximately 35% of the sales of the Pão de Açúcar banner.

Extra

Extra is our banner focused on meeting our clients’ demands related to different needs and occasions, with the formats of hypermarkets, supermarkets, drugstores and gas stations. The Extra banner offers food, home appliances, clothing and products for the homes and cars of our clients.

Extra Supermercado Stores

As of December 31, 2017, we operated 188 Extra Supermercado stores. Our Extra Supermercado banner is characterized by supermarkets focused on middle-class customers, with an average sales area per store of 1,142 square meters and a complete mix of food products and general merchandise. Our Extra Supermercado stores offer quality products, where families can stock up their pantries rapidly and economically and also acquire a wide range of household items in an easily accessible and pleasant environment. The sale of food products and non-food products represented 96.1% and 3.9%, respectively, of Extra Supermercado’s gross sales in 2017.

Gross sales of the Extra Supermercado banner in 2017 reached R$4,601 million, a 4.6% decrease compared to 2016, mainly explained by strong food deflation, especially affected by the basic perishables category, which registered the greatest deflation, as well as the closing of six stores during 2017.

Extra Hiper Stores

We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra Hiper stores offer the widest assortment of products of any of our store formats and had an average selling area of 6,132 square meters as of December 31, 2017. The Extra Hiper stores target the Brazilian classes B, C, D and E classes. As of December 31, 2017, we had 117 Extra Hiper stores. The sale of food products and non‑food products represented 65.4% and 34.6% of Extra Hiper’s gross sales in 2017, respectively.

Gross sales of the Extra Hiper banner in 2017 reached R$12,960 million, a 3.9% decrease compared to 2016, mainly due to the increase in food deflation and the closing of 17 stores during the year (15 of them converted into Assaí banner).

In 2017 the Extra banner increased its market share as a result of the continuity of the commercial strategy implemented in 2016 which offered customers discounts on completed purchases through the following promotional actions: (i) “1,2,3 Savings Steps;” (ii) “Hyper Fair;” and (iii) “The Lowest Price.” Furthermore, despite the strong food deflation in 2017, the hypermarkets registered continued sales recovery and delivered the best performance among all of our banners, mainly due to the performance of non-food categories, such as home appliances, general merchandise and apparel.

Proximity Stores (Minimercado Extra and Minuto Pão de Açúcar)

In 2011, we began to re-brand the proximity stores banner to Minimercado Extra, emphasizing the neighborhood concept of these stores. Through this process, the model was improved with some changes to the products and services mix, including a larger offer of customized services for perishable goods such as bakery products, sliced cheese/meat and butchery products. These changes were a response to consumer demand for healthier food, comfort and convenience.

In 2014, we opened the first Minuto Pão de Açúcar, another proximity store banner, which offers a differentiated assortment of products and services to meet the needs of high income customers, while Minimercado Extra is focused on middle-class customers.

As of December 31, 2017, the Minimercado Extra and Minuto Pão de Açúcar stores had an average of 247 square meters of selling space. The sale of food products and non-food products represented 98.5% and 1.5%, respectively, of proximity stores gross sales in 2017.

Gross sales of the proximity stores in 2017 totaled R$1,164 million, a 4.2% decrease compared to 2016, mainly due to the closing of 25 stores during the year and the migration of Minimercado Extra’s commercial model, which now focuses on simplification by reducing the assortment and reviewing its pricing strategy. Proximity format reached 265 stores as of December 31, 2017, of which 183 were Minimercado Extra and 82 were Minuto Pão de Açúcar.

We simplified the concept of proximity stores, particularly the Minimercado Extra and reviewed the assortment of products, prices, processes and operation, in order to gain productivity and change the value proposition. The more selective approach of the growth plan prioritizes Minuto Pão de Açúcar, which delivers better returns consistently.

In 2016, GPA launched the ‘Aliados Compre Bem’ project, a business model for neighborhood stores that consists of a partnership between GPA and independent retailers, in which GPA provides its operational expertise to reach and increase the sales potential of this market segment by supplying products to these stores under this project. GPA was the first major Brazilian retailer to offer this type of service and ended 2017 supplying approximately 624 neighborhood stores.

Other Businesses

Other businesses include gas stations, drugstores, food delivery and revenues related to rentals of commercial property. Gross sales from other businesses decreased by 0.7% in 2017, totaling R$2,395 million, mainly due to the closing of 30 drugstores and six gas stations.

Gas Stations

As of December 31, 2017, we operated 72 gas stations. The vast majority of our gas stations are located within the parking area of certain of our stores, mainly in Extra Hiper stores. The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises. Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which is assured by the brand.

Drugstores

As of December 31, 2017, we operated 127 drugstores in 16 states and in the Federal District. Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores.

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

In January 2013 we launched our “In-Store Pick-Up” service, a new purchasing option through which our customers are able to order online and choose the best time to pick up their food order at selected Pão de Açúcar stores. In November 2013, we launched our “In-Store Pick-Up” service at our Extra stores.

As of December 31, 2017, we operated three “conventional” PA Delivery units, one located in the greater São Paulo region and one in each of Rio de Janeiro and Brasília, as well as 46 “express” PA Delivery units, 39 of which are located in the greater São Paulo region, one in Curitiba, two in Rio de Janeiro, one in Goiás and three in the Northeast region of Brazil. As of December 31, 2017, our “In-Store Pick-Up” service was available at one distribution center located in the greater São Paulo region.

As of December 31, 2017, we operated three Extra Delivery units (one located in São Paulo, one in Rio de Janeiro and one in Brasilia). As of December 31, 2017, our “In-Store Pick-Up” service was available at one distribution center located in the greater São Paulo region.

“My Discount” Program

The “My Discount” program consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. In the six-month period from July to December 2017, the platform reached 3.9 million downloads. During 2017, the total base of loyal customers in the “My Discount” program increased from 12 million to 14.4 million people. Our strategy, in relation to the “My Discount” program, is to develop a closer relationship with our clients which will allow us to know and better meet their needs and convenience.

GPA Malls

GPA Malls is our real estate business unit, which is responsible for the creation and management of commercial spaces. As of December 31, 2017, GPA Malls managed approximately 233 commercial galleries in Brazil and had a total of 258,000 square meters of gross leasable area.

Cash and Carry Operating Segment

Our cash and carry segment is focused on small and mid-sized companies and also on final consumers who seek to purchase products in greater quantity at more competitive prices. It offers more than 7,000 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others.

Assaí Stores

Assaí has been operating in the cash and carry segment for 40 years. Beginning in 2012, Assaí launched a new format for its stores, which operate as mini distribution centers without a logistics infrastructure, as deliveries are made directly by the suppliers, being, therefore, less subject to logistics risks. These standard stores are characterized by wide aisles, high ceilings and larger cold rooms, which facilitate the loading and increase up to six times the capacity of storage of goods. In addition, other characteristic features of these standard stores include a larger assortment of goods and improved ambiance, including covered parking, air conditioning and natural lighting.

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

In 2017, we expanded our cash and carry business and invested in organic growth by opening five new Assaí stores strengthening the Assaí banner’s national footprint, besides generating sufficient cash to fund its own growth during 2017. We also started a conversion plan of Extra hypermarkets into Assaí, stores, opening 15 stores during 2017 that registered sales growth of over 2.5x, exceeding expectations. In 2017, the Assaí banner totaled 126 stores in 18 Brazilian states, and reached gross sales of R$20,070 million, an increase of 27.5% compared to 2016. In 2018, we expect the Assaí banner will continue to focus on the conversion plan of around five Extra Hiper stores and ten stores through organic expansion being funded by its own cash generation and efficient management of working capital.

Discontinued Operating Segments

Ponto Frio and Casas Bahia Stores

Our Ponto Frio and Casas Bahia stores are specialized in sales of home appliances, such as consumer electronics and furniture. As of December 31, 2017, we operated 971 stores (751 Casas Bahia and 220 Ponto Frio stores). In 2017, our stores had net gross sales of R$20,841 million, an increase of 11.5% compared to 2016.

Our Casas Bahia stores target middle and lower-income customers (B and C income classes), who are attracted by flexible payment alternatives, including installment plans. Casas Bahia stores are generally larger than Ponto Frio stores. Our Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

Our Ponto Frio stores target middle and higher-income customers, but also provides flexible payment alternatives, including installment plans. We offer these customers customized expert advice on our products, as well as a range of value-added services, during and after sales, such as extended warranties. In 2017, we opened six new home appliance stores, of which one is Casas Bahia and five are Ponto Frio stores and we closed eleven stores, of which three are Casas Bahia and eight are Ponto Frio stores, mainly due to CADE requirements (Anti-trust regulatory government body).

Cnova Brazil

According to Buscapé Company Informação e Tecnologia Ltda., or E-Bit, a source of market information related to the e-commerce industry, we were the second largest e-commerce company in Brazil, in terms of gross sales in 2016. As of December 31, 2017, we offered approximately 1.5 million products through our direct sales and marketplace businesses. Our main websites are Casasbahia.com.br, Pontofrio.com.br and Extra.com.br. We also have eHub, which offers e-commerce solutions to third-party retailers, including Nike and Hewlett-Packard. We ended 2017 with 971 “In-Store Pick-Up” locations with the opportunity for significant expansion based on agreements with third-party retailers. For the year ended December 31, 2017, Cnova Brazil’s net sales were R$4,849 million, which represented a 7.1% increase as compared to 2016.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and helped to boost fourth quarter sales of mainly non-food categories. Average sales revenues during the fourth quarter are typically approximately 18% above average sales revenues during the other quarters.

We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday where we offer specialized products for the occasion as well as in FIFA World Cup years where some of our products show an increase in sales.

Seasonality relating to the availability of some of our products (such as fruits and vegetables) does not affect our results due to the large and diverse selection of products we offer to our customers.

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

The products manufactured and/or handled at our stores are: (i) fruits and vegetables, which are cut or packaged at our stores; (ii) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (iii) ready-to-eat meals sold at our deli counters; and (iv) bread, cakes and sweets made at the bakeries located within our stores.

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

In the e-commerce operating segment, we offer approximately 1.4 million products on our websites through our direct sales and marketplace businesses across a variety of categories, such as: (i) consumer electronics category, mainly televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and stereo systems, under third-party brands and our private labels (Continental Edison and Oceanic); (ii) home appliances category, which focuses on small and large electric household appliances; (iii) home furnishings category, principally furniture and accessories, home décor, gardening equipment and tools, under third-party brands and our private labels (Bartira and Finlandek); (iv) computers category, which focuses on desktop and laptop computers, computer screens, printers, scanners, copiers and computer components; (v) personal goods category, which includes apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry; (vi) leisure category, which includes toys, games, video games, video game systems, books and DVDs; and (vii) other categories, which include non-perishable groceries, wines, automotive products and personal care products.

Suppliers

The purchasing of food products for all of our banners, excluding Assaí, is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

The purchasing of electronic products for Pontofrio, Casas Bahia, Extra-Hypermarket and for our Brazilian e‑commerce operating segment is made by Via Varejo, which purchases from a small number of primarily Brazilian suppliers. We do not depend on any single supplier in our home appliance and e-commerce operating segments. In 2017, our largest supplier in the home appliance segment represented 32.43% of our sales in this segment. The ten largest suppliers in the home appliance segment represented 87.80% of our respective sales. Products supplied by Indústria de Móveis Bartira Ltda., which is a wholly owned subsidiary of Via Varejo, or Bartira, represented 34.38% of our sales in the home appliance segment in 2017. In addition, in 2017, our largest supplier in the e-commerce operating segment represented approximately 8.0% of our net sales in this sales channel.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 23 distribution centers and depots strategically located in five Brazilian states and the Federal District with a total storage capacity of approximately 603 thousand square meters. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non‑productive store inventories.

Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In 2015, we opened our first distribution center focused on our home appliances and food retail segments. The 75,000 square meter distribution center is located in the city of Cabo de Santo Agostinho, which is in a seven kilometers distance from the Port of Suape, an important economic center in the state of Pernambuco, in the Northeast region of Brazil.

This distribution center in Cabo de Santo Agostinho has helped us reduce costs and expedite the supply of products to local stores, the delivery to our customers and the import process. It also allows us to support part of the growing logistics demands in the nine states in the Northeast region.

We organize our logistics and distribution processes in accordance with the products and services sold under our banners. Accordingly, we guide our distribution processes by the procedures described below.

Stores, Supermarkets and Hypermarkets

As of December 31, 2017, the logistic process to supply our stores, supermarkets and hypermarkets, excluding drugstores and gas stations, included 15 distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco, Bahia and the Federal District, corresponding to a 561,000 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2017, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was 72% excluding our cash and carry operation.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2017, 13% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice creams, yogurts and magazines.

Cash and Carry

To support the growth of the cash and carry business and ensure the efficient supply of stores that work with high sales volume, we operate with nine distribution centers in five different states of Brazil. The distribution centers are strategically located within these states to allow us to work with a high-frequency supply reducing the need for inventory space, improving the stock coverage and assuring better stock out rates in stores. These advantages are also sustained by the distribution center’s total storage area of 103,000 square meters, storage capacity of 121,000 pallet positions and a system which improves the operation management of the distribution centers.

In 2017, we expanded our logistics operation to meet our business requirements. We nearly doubled our warehousing and shipping capacity in the state of Rio de Janeiro and opened our first distribution center in the state of Bahia improving the service to the stores in the Northeast region.

Food Delivery

Our PA Delivery and Extra Delivery units share the same inventories with the retail stores where these units are strategically located in order to optimize logistics and attend to a greater delivery area. We completed construction of the dedicated distribution center in the city of São Paulo, which will be responsible for large and complex orders while the stores operations guarantee fast deliveries for smaller orders.

Drugstores

Our drugstores are supplied with medications and other products, such as cosmetics. The logistics system varies between centralized deliveries through our distribution centers and decentralized deliveries. We have supply agreements with the main pharmaceutical distributors in the country, as well as regional distributors across Brazil.

Gas Stations

Our gas stations are supplied by exclusive suppliers. In 2017, we used four suppliers. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supplies, pursuant to the service agreements entered into by each gas station. Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.

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

Marketing

We aim our marketing policy at attracting and retaining our customers. To this end, we conduct integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target market for each store banner. Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strengths in terms of selection, service and competitive prices. We recognize marketing campaign expenses on sales expenses as they are incurred.

In 2017, our marketing efforts were focused on adapting to changing consumers’ needs in light of the economic downturn, notably making adjustments to the assortment of products and increasing competitiveness, supported by initiatives to improve operating efficiency and the introduction of new strategies in the loyalty programs such as personalized offers and prizes provided by digital tools and development of news apps.

In 2015, 2016 and 2017, we spent approximately R$305 million, R$267 million and R$282 million, respectively, in advertising, representing approximately 0.80%, 0.60% and 0.60%, respectively, of total net operating revenue in each year.

FIC and Investcred

Before our acquisition of Via Varejo, Via Varejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred. In December 2009, we amended our partnership with Itaú Unibanco to include Investcred in the partnership and to extend the FIC’s term for an additional five years. Itaú Unibanco paid us R$600 million in 2009, of which R$550 million was due to Itaú Unibanco’s breach of the exclusivity clause, which allowed it to obtain the right to enter into similar partnerships with other retailers and R$50 million was related to the extension of the term through August 28, 2029.

FIC operates financial services kiosks in our stores with exclusive rights to offer credit cards, financial services and insurance policies (except for extended warranties). FIC has been operating for more than ten years and as of December 31, 2017 had a portfolio of 3.2 million credit card accounts from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Each of our Company and Itaú Unibanco holds 50% of FIC’s capital stock. The retail segment holds 36% of FIC through CBD, and the home appliances segment holds 14% through Via Varejo. Itaú Unibanco is responsible for the financial and operational policies of FIC and appoints the majority of its officers.

The year of 2017 was challenging in the credit card business because of the new regulation of the Central Bank regarding revolving credit. The new rules affected 2017 interest revenues and net profit which reached R$186 million compared to R$236 million in 2016.

We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores as an important loyalty tool, as a mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the carholders’ at the stores intending to provide the cardholders with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2015, 2016 and 2017:

Total number of clients	2015	2016	2017
	(in thousands)
Credit cards	3,920	3,013	3,162
Retail	2,542	1,974	2,160
Home appliances	1,378	1,040	1,062

Agreement with Bradesco

In 2016, Via Varejo entered into amendments with Banco Bradesco S.A. and Banco Bradescard S.A., collectively referred to in this annual report as Bradesco, to (i) the operational agreement which regulates the offer by Bradesco of co-branded credit cards and other financial products related thereto for the brand Casas Bahia, and (ii) the agreement relating to the provisions of services by Via Varejo to Bradesco as a correspondent bank (correspondente bancário), which is a type of service in the Brazilian banking industry that is regulated by the National Monetary Council (Conselho Monetário Nacional), or CMN. As a correspondent bank of Bradesco, Via Varejo is responsible for promoting, selling and marketing Bradesco’s products, obtaining all of the necessary documentation and supplying all information required for the approval of loans by Bradesco. Pursuant to the agreement, Bradesco pays Via Varejo, as its correspondent bank, a commission based on the amount of the loan that Bradesco disburses to each of our customers.

On December 4, 2015, Bradesco made a payment to Via Varejo of R$550 million as an advance of fees that will be payable by Bradesco to Via Varejo under the agreements. This payment may be used by Bradesco to offset the fees that will be due by Bradesco to Via Varejo in the subsequent nine years. We recognized the payment related to advance of fees as deferred income in our consolidated financial statements. Bradesco also paid Via Varejo R$153.8 million related to additional fees provided for in the agreements.

In 2016, Cnova Brazil became a party to the operational agreement and the corresponding service agreement between Via Varejo and Bradesco. Cnova Brazil received from Bradesco R$60 million as an advance of fees that will be due by Bradesco to Cnova Brazil under the agreement.

The term of the operational agreement and the correspondent services agreement have been extended until August 28, 2029.

Credit Sales

In 2017, 49.1% of our net operating revenue was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 48.2% in 2016, as described below:

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with main credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Sales to customers using credit cards accounted for 38.2%, 39.3% and 38.2% of our consolidated net operating revenue in 2015, 2016 and 2017, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 13.7% of our net operating revenue in 2017. An allowance for doubtful accounts is not required as credit risks are assumed by credit card companies or issuing banks.

Installment credit card sales. Our Extra hypermarkets offer attractive consumer financing conditions to our customers to purchase home appliances on an installment basis through our co-branded and private label credit cards, as well as third-party credit cards. Sales to customers using credit cards on an installment basis accounted for 11.8%, 10.4% and 13.7% of our total credit card sales in the food retail segment in 2015, 2016 and 2017, respectively. An allowance for doubtful accounts is not required as credit risks for all installments are assumed by credit card companies or issuing banks.

Food Vouchers

We accept as payment at our food stores vouchers issued by third-party agents to participating companies that provide them to their employees as a fringe benefit. Food vouchers accounted for 9.7%, 9.9% and 10.4% of our consolidated net operating revenue in 2015, 2016 and 2017, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested R$334 million, R$284 million and R$204 million in information technology in 2015, 2016 and 2017, respectively. We are identifying opportunities and mapping efficiency gains by integrating our various operating segments, focusing on governance and our customers. Since 2014, our information technology department has been negotiating with suppliers of services and software reduction of costs on projects and contracts, because of sharing services between our subsidiaries and GPA’s that created economies of scale.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra Hiper, Extra Supermercado, Minimercado Extra, Pão de Açúcar, Minuto Pão de Açúcar and Assaí) with respect to the expectations, consumption patterns and purchasing power of the different types of clients and income levels in Brazil. We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a renewable period of time.

As of December 31, 2017, our most important trademarks (Pão de Açúcar, Extra, Conviva, Qualitá, Taeq, Assaí and Barateiro, among others) were duly registered with INPI and we had approximately 2,997 trademarks registered or in the process of being registered in Brazil and abroad (2,654 trademarks in Brazil alone). We did not have any registered patents as of December 31, 2017.

Our business relies on intellectual property that includes the content of our sites, our registered domain names and our registered and unregistered trademarks. We believe that the Pão de Açúcar, Extra and other domain names we use in our e-commerce business are valuable assets and essential to the identity of our business.

We own the following domain names, among others: www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.paodeacucar.com, www.deliveryextra.com.br, www.assai.com.br and www.barateiro.com.br. Note that these domain names are for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

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

Recently, leading retail food companies, including our Company, have pursued the following strategies:

·         development of cash and carry and discount format stores;

·         migration of large stores to smaller format stores, such as neighborhood stores;

·         expansion of cash and carry stores and smaller format stores;

·         investment in store renovations and in asset quality generally;

·         focus on fidelity programs for deeper understanding of consumer habits; and

·         increased promotional activities for hypermarkets and supermarkets, which have been the most affected by customer migration.

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

In relation to our food products e-commerce, through the Pão de Açúcar and Extra banners, we are market leaders. However, there are competitors in local markets, such as Zona Sul, in the city of Rio de Janeiro, and Sonda, in the city of São Paulo.

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

Environmental Matters

In line with the Casino Group policies, we are committed to sustainability at various levels of our organizational structure. In 2017, we reinforced such commitment by implementing our energy efficient project measures at 115 hypermarkets and supermarket stores and two convenience stores and also by purchasing four solar plants with up to 2,2 MW of installed capacity for use by the Assaí banner.

In 2017, GPA has committed itself to only supply cage-free eggs for its private-labels by 2025 being the first Brazilian retailer to make this commitment. In July 2017, GPA and some of its collaborators introduced the first cage-free category tray. Since 2016, GPA has been mapping its supply chain, from slaughterhouses/processors to direct farmers, to enroll its suppliers in GPA’s responsible beef sourcing policy.

Additionally, we have a corporate sustainability and responsibility department, or the CSR department, which acts across our businesses aimed at stimulating a better working environment for our employees and mitigating compliance and environmental risks in our activities. To mitigate the risk of environmental impact in our activities, the CSR department focuses on actions to foster conscious consumption in local communities and to encourage our suppliers to reduce impacts to the environment.

Our objective is to change, improve and innovate the way of doing business towards the development of a more responsible and inclusive society. We also want to keep fostering sustainability in our business to bring an effective change in society. We rely on GPA’s various training and communication programs to reach these objectives.

Social Matters

In line with our commitment with the promotion of diversity, we developed and distributed, to our employees and suppliers, a material with guidelines on how to communicate in a more inclusive way, respecting our priority audiences and diversity, aimed at eradicating prejudice as well as providing tips on working in multicultural teams. In addition to that, we are members of the Business Coalition for Racial and Gender Equity, of the LGBT Business and Rights Forum, Women 360 Movement Forum and we have signed the UN Women's Empowerment Principles.

In 2017, we held a one week open to the public event on diversity, in which the theme was discussed in all of our business units. At the event, we signed a letter in which we committed to promote equality amongst the employees of GPA regardless of gender or sexual orientation. These initiatives remain closely aligned with the principles of the United Nations Global Compact. Furthermore, our executive women committee continued in its efforts to develop an action plan with measures to encourage gender equality in leadership positions across the Company.

We were leaders in food donation in the Casino Group’s “Solidarity Day” in which all stores under the Assaí, Extra, Pão de Açúcar and convenience stores banners donated about 765 ton of non-perishable food items to partner institutions.

Additionally, in 2017, Assaí developed the Academia Assaí Bons Negócios program, through the GPA Institute, which provides small entrepreneurs with business management training to improve their management skills. The online platform of the program had more than 40,000 accesses and 3,000 registers since its creation.

4C.               Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of December 31, 2017:

For further information on our subsidiaries, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

4D.               Property, Plants and Equipment

We own 135 stores, five distribution centers (warehouses) and a portion of the real estate property where our headquarters are located. We lease the remaining 754 stores and 18 distribution centers we operate in Brazil and the remaining portion of the real estate property where our headquarters are located. Leases are usually for a term of five to 25 years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 31 contracts expiring by the end of 2018. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. In addition, as of December 31, 2017, Via Varejo had lease agreements with the Klein Family regarding one property (distribution center). Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards. See “Item 7B. Related Party Transactions—Lease Agreements with the Klein Family” and note 12.2(v) to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we owned and leased as of December 31, 2017:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	43	56,104	143	184,146	186	240,250
Extra Hiper	32	203,193	85	514,229	117	717,492
Extra Supermercado	28	37,284	160	177,556	188	214,840
Proximity stores	2	448	263	64,931	265	65,379
Assaí	29	119,814	97	385,922	126	505,736
Total Stores	134	416,843	748	1,326,854	882	1,743,507
Warehouses	5	435,518	18	559,301	23	994,819
Headquarters	3	34,543	5	18,306	8	52,849
Total	143	886,904	772	1,904,461	915	2,791,175

________________

(1)   Excludes 72 gas stations and 127 drugstores.

For further information on capital expenditures, see “Item 4A. History and Development of the Company—Capital Expenditures and Investment Plan.”

4E.               Unresolved Staff Comments

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the related notes and the other financial information included elsewhere in this annual report.

5A.               Operating Results

Brazilian Economic Environment and Factors Affecting Our Results of Operations

Since most of our operations are in Brazil, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability.

Although the Brazilian economy has shown signs of recovery, the economic environment remained challenging for our operations in 2017.

Inflation continued to decrease in Brazil in 2017, having reached an annual rate of (0.53)%, according to the IGP-M, compared to 10.54%, in 2015 and 7.19% in 2016. The inflation decrease was also registered according to the IPCA, which displayed an annual inflation of 2.95% in 2017 compared to 10.67%, in 2015, and 6.29%, in 2016.

The interest rates established by the Brazilian Committee of Monetary Policy also declined in 2017 reaching 7.00% p.a. in the end of 2017 and an all-time low of 6.75% p.a. in February 2018. The interest rates had been 14.25% 2015 p.a. at the end of 2015 and 13.75% at the end of 2016.

After reaching a real/U.S. dollar exchange rate of R$3.905 per US$1.00 in December 31, 2015, the real appreciated 16.3% against the U.S. dollar in 2016, and closed the year at a conversion rate of R$3.259 per US$1.00. In 2017, the real appreciated against the U.S. dollar and on December 31, 2017, the real/U.S. dollar exchange rate was R$3.308 per US$1.00. On April 15, 2018, the real/U.S. dollar exchange rate was R$3.411 per US$1.00.

Foreign exchange reserves held by the Brazilian government slightly increased from US$365.02 billion as of January 2017 to US$373.97 billion as of January 2018.

While these factors were encouraging, we have not yet seen an impact on the indicators that matter most to our operations.  The Brazilian GDP growth rate was of only 1.00% in 2017 after two years of economic recession. The unemployment rate in Brazil has been increasing constantly since 2014 and reached 12.7% in 2017, the highest rate since the IBGE started divulging the current unemployment rate index, in 2012. These two indicators have direct impact on the purchasing power of the Brazilian workforce. According to ABRAS, the sales of the sector, in real terms, grew by only 1.25% in 2017.

A return of economic recession and the persistence of the growth of the unemployment rate could lead to a decline in household consumption which could adversely affect our results of operations and financial condition. In order to mitigate this risk, we are currently adapting our stores’ portfolio with conversion to our low-cost format.

On the other hand, the persistence of the recent trend of decrease in inflation and interest rates could have a positive effect on our results of operations and financial condition, as many of our rental contracts are partially indexed to Brazil’s national inflation index and the majority of our financial revenues and financial expenses have variable interest rates.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31,
	2013	2014	2015	2016	2017
GDP Growth(1)	2.7%	0.1%	(3.8)%	(3.6)%	1.0%
Inflation (IGP-M) (%)(2)	5.5%	3.7%	10.5%	7.1%	(0.5)%
Inflation (IPCA) (%)(3)	5.9%	6.4%	10.7%	6.3%	2.9%
CDI (%)(4)	8.1%	10.8%	13.2%	14.0%	9.9%
TJLP (%)(5)	5.0%	5.0%	7.0%	7.5%	7.4%
SELIC rate (%)(6)	10.0%	11.8%	14.3%	14.1%	10.0%
Appreciation (depreciation) of real to USD (%)	(14.6)%	(13.4)%	47.0%	17.0%	1.5%
Exchange rate (closing) R$ per USD 1.00(7)	R$2.343	R$2.656	3.905	3.259	3.308
Average exchange rate R$ per USD 1.00(8)	R$2.161	R$2.355	3.339	3.484	3.193

________________

(1)   Source: IBGE.

(2)   The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.

(3)   Inflation (IPCA) is a broad consumer price index measured by IBGE.

(4)   The CDI is the accumulated rate of interbank deposits in Brazil during each year.

(5)   The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is charged by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, on long-term financing (end of the period data).

(6)   Annual average interest rate. Source: Central Bank.

(7)   Exchange rate (for sale) of the last day of the period. Source: Central Bank.

(8)   Average of exchange rates (for sale) of the period. Source: Central Bank.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB, requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Critical Accounting Policies

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year. They are:

Annual impairment test of goodwill and intangibles

We test annually whether goodwill is impaired, in accordance with the accounting policy stated in note 4.9 to our audited consolidated financial statements included elsewhere in this annual report and international accounting standard, or IAS, 36 - Impairment of Assets. Other intangible assets, the useful lives of which are indefinite, such as brands and commercial rights, are submitted to impairment tests on the same basis as goodwill.

As of December 31, 2017, the Company calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating if there were decreases in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, the carrying amount of goodwill arising from business combinations and our trade names with indefinite useful lives are allocated to cash generating units, which are not larger than either of our two operating segments, food retail and cash and carry.

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 9.9% p.a. and cash flows exceeding three years are extrapolated by the expected long-term growth rate of each cash generating unit. Based on this analysis, no impairment loss was identified, as the value in use was substantially greater than the carrying amount of the assets allocated to the cash generating units.

Commercial rights are intangible assets which are amounts paid to former owners of commercial locations. To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by store and we test them together with the fixed assets of the store as described in note 6.1 to our audited consolidated financial statements included elsewhere in this annual report.

Income taxes

Uncertainties exist wit.h respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax income and expenses already recorded. We recognize provisions, based on reasonable estimates, for consequences of audits by the tax authorities of the respective jurisdictions in which we operate. The amount of these provisions is based on various factors, such as our experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective entity’s jurisdiction.

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

We had tax loss carry forwards amounting to a tax benefit of R$200 million as of December 31, 2017, as compared to R$112 million as of December 31, 2016 and R$232 million as of December 31, 2015. These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances, however, the use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

Fair value of derivatives and other financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, they are measured using valuation techniques including the discounted cash-flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual market practices. These techniques include the use of recent market transactions between independent parties, benchmarks for the fair value of similar financial instruments, analyses of discounted cash flows and other valuation models.

Share-based payments

The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5 to our audited consolidated financial statements included elsewhere in this annual report.

Provision for tax, civil and labor proceedings

The Company is party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. For details on legal proceedings, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Estimated losses on trade receivables

Our subsidiary Via Varejo has accounts receivable of sales made on installment due from individual customers. The losses on the accounts receivable from these sales are estimated based on a percentage obtained by analyzing the behavior of the customer credit portfolio over the past months and updated at each period end.

Recoverable taxes

We pay tax on services and sales, known as ICMS, which is a state level value-added tax levied on the sale of goods and provision of services at each phase of production and sales. In the states of Brazil in which we operate, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying up-front taxes due on the entire production and sales chain for certain products is primarily of the manufacturers and, in some cases, can be ours. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. We record the taxes prepaid as substitution in accordance with the accrual basis in our cost of goods resold.

 In addition to the tax credits related to the ICMS tax substitution, we also have recoverable tax credits related to PIS and COFINS taxes (as defined below).

The estimate of future recoverability of these tax credits is made based on growth projections, operational matters, the consumption of the credits by the Grupo Pão de Açúcar companies and the special tax regime. For details of credits and compensation, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, plus warehouse and handling costs in bringing each product to its present location and condition, less rebates received from suppliers.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

The value of inventory is reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to its adequacy. See in note 5 of our consolidated financial statements further details on new accounting standards such as on IFRS 9-Financial Instruments and IFRS 15-Revenue from contracts.

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

As a result of the Cnova Reorganization:

(i)	Via Varejo became the sole shareholder of Cnova Brazil, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova;

(ii)	Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount; and

(iii)	CBD was no longer a majority shareholder of Cnova, which became an associate of CBD.

Consequently, since October 31, 2016, CBD has not consolidated the results of operations of Cnova. Beginning November 1st, 2016, we have recorded Cnova’s results of operations related the e-commerce activities outside of Brazil in our statement of operations under the equity method of accounting.

In December 2016, Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States and in France. The Offers were the second and final transaction of the “going private” transaction of Cnova. As a result of the Offers, Casino and its controlled affiliates beneficially owned, in the aggregate, as of March 31, 2018, 340,957,246 Cnova ordinary shares, representing approximately 98.97% of Cnova’s outstanding ordinary shares.

In accordance with IFRS 5, as a result of the Cnova Reorganization and the “going private” transaction of Cnova carried out by Casino, we presented the net results after taxes reported by Cnova until October 31, 2016, representing the companies that operate in the e-commerce segment outside of Brazil in one single line item in the statement of operations and the balances of assets and liabilities held for sale as discontinued operations. For further information on the Cnova Reorganization and its effects on our consolidated financial statements, see note 32.1 to our audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this annual report.

Discontinued Operations of Via Varejo

On November 23, 2016, our board of directors approved our plan to sell our shareholdings in Via Varejo, in line with our long-term strategy of focusing on the food retail segment.

During 2017, due to certain external factors out of our control, mainly related to the unfavorable Brazilian macroeconomic scenario, the process of sale of Via Varejo was not concluded within the expected timetable. The plan to sell Via Varejo remains unchanged, and we revised the next steps and expect, along with our financial advisors, to finalize the process during 2018.

As disclosed in note 32 to our audited consolidated financial statements included elsewhere in this annual report, the statement of operations for the years ended December 31, 2017, 2016 and 2015 related to Via Varejo and Cnova Brazil (until October 31, 2016) was classified in a single line item as “discontinued operations” as well as the assets and liabilities for Via Varejo (including Cnova Brazil), which are now classified as held for sale as of December 31, 2017 and 2016. In addition, we also restated the financial data as of and for the years ended December 31, 2014 and 2013 in the five-year table under “Item 3A. Selected Financial Data” for comparability across all periods.

Noncurrent assets held for sale were, R$22,961 million as of December 31, 2017 compared to R$20,303 million as of December 31, 2016 and noncurrent liabilities held for sale were R$17,824 million as of December 31, 2017 compared to R$15,632 million as of December 31, 2016. The net effects on discontinued operations were a gain of R$383 million in 2017 compared to a loss of R$1,005 million in 2016 and a loss of R$891 million in 2015.

Overview

Although the year of 2017 was challenging, there were important indications of recovery in the business environment in Brazil. Even if the effects from the improving macroeconomic indicators are still incipient, we ended the year with an important profit before income tax and social contribution increase of R$548 million in Multivarejo and of 102.2%, or R$391 million, in the Assaí banner. In addition to the slight improvement of Brazil’s economic situation, we believe that the reasons for this evolution were the following: (i) strategic management of our store portfolio; (ii) accurate use of our database, offering personalized discounts to our customers; and (iii) continued discipline employed in our financial management and streamlining of our structures.

The 7.7% increase in net operating revenue, which reached R$44.6 billion in 2017, is remarkable given the still-recessionary economy marked by strong deflation, especially in food categories. This result attests the effectiveness of our management.

Staying focused on higher-return formats through store openings, closures and, especially, conversions, proved being the right strategy, which generated profitability gains.  The cash and carry segment has been making a strong contribution to the improvement in our results, having recorded a 121% increase in net operating revenue in the three years ended December 31, 2017. This performance is even more significant once we consider the approximately 8.00% contraction in the country’s GDP during the period.

Assaí’s net sales increased 27.3% in 2017, having reached R$18.5 billion, mainly due to the opening of 20 stores in the period, 15 of which were conversions from Extra Hypermarkets and five of which are new stores. According to Nielsen, Assaí is Brazil’s fastest growing cash-and-carry chain.

Multivarejo continued to be negatively affected by food deflation. The highlights of Multivarejo were the stable margins at Pão de Açúcar. We have executed an important renovation project of the Pão de Açúcar banner stores, with 50 units renovated in 2017, and improvement at Extra Hiper banner stores, driven by the performance of non-food categories. We also ended 2017 with important market share gains in all measurements conducted by Nielsen.

In our ongoing digital transformation process, we developed the “My Discount” program at Multivarejo, which consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. During the six-month period from July to December 2017, the program reached 3.9 million downloads. During 2017, the total base of loyal customers in the “My Discount” program increased from 12 million to 14.4 million people.

The “My Discount” program has been important for us not only because of the number of customers who are using the app but also for the strategic opportunity it gives us to develop a closer relationship with our clients. This relationship will allow us to know and better meet our clients’ needs and convenience.

We have used the “My Discount” app for sales on important dates, such as the “Black Friday.” We intend to continue to do so and to further develop the “My Discount” program throughout 2018. Additionally, in light of the changes in consumer relations, all the other endeavors within our digital transformation process will also remain as a priority matter in 2018.

GPA’s achievements in 2017 reflect the capacity of our team. In a complex economic environment for the country, we reinforced important pillars in the management of our human resources, which led to an 18% increase in the employee engagement index in the food retail segment and a 21% increase in the employee engagement index in the cash and carry segment. The qualified teams at the Company’s many different levels are raising the quality of our services to the level of excellence. A study conducted by LinkedIn in 2017 indicated GPA as the best Brazilian company to work at.

We made important advances regarding cultural and social diversity, with the promotion of the one week open to the public event in our business units in which viewpoints on diversity in the corporate and retail environment were debated. At the event, we signed a letter in which we committed to promote equality amongst the employees of GPA regardless of gender or sexual orientation. These initiatives remain closely aligned with the principles of the United Nations Global Compact.

The results achieved in 2017 demonstrate the improvements we completed through our strategic planning. Our accomplishments so far make us more confident to execute our plans for 2018. We also believe that the process of recovery in the country’s macroeconomic scenario will persist. Finally, we maintain our commitment to the continued sustainable growth of our businesses, with a total focus on our customers and on the best management practices in all of our businesses.

Results of Operations for 2017, 2016 and 2015

We measure the results of our operating segments in accordance with IFRS, using, among other measures, each segment’s operating results. References to “same-store” sales is determined by the sales made in stores open for at least 12 consecutive months and that did not close or remain closed for a period of seven or more consecutive days.

The following table presents the consolidated results of operations in accordance with IFRS for the periods indicated, as included in our audited consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31, (1)
	2017	%	2016	%	2015	%
Results of Operation	(in millions of R$, unless otherwise noted)
Net operating revenue	44,634	100.0	41,454	100.0	37,198	100.0
Cost of sales	(33,931)	(76.0)	(31,933)	(77.0)	(28,123)	(75.6)
Gross profit	10,703	24.0	9,521	23.0	9,075	24.4
Selling expenses	(6,804)	(15.2)	(6,567)	(15.8)	(5,922)	(15.9)
General and administrative expenses	(972)	(2.2)	(884)	(2.1)	(766)	(2.1)
Depreciation and amortization	(779)	(1.7)	(707)	(1.7)	(650)	(1.7)
Other operating expenses, net..	(579)	(1.3)	(567)	(1.4)	(206)	(0.6)
Profit from operations before financial expenses and share of profit of associates	1,569	3.5	796	1.9	1,531	4.1
Financial income	181	0.4	231	0.6	354	1.0
Financial expenses	(911)	(2.0)	(1,134)	(2.7)	(1,122)	(3.0)
Financial expenses, net	(730)	(1.6)	(903)	(2.2)	(768)	(2.1)
Share of profit of associates	(60)	(0.1	60	0.1	81	0.2
Profit before income tax and social contribution	779	1.7	(47)	(0.1)	844	2.3
Income tax and social contribution	(297)	(0.7)	(24)	(0.1)	(229)	(0.6)
Net income (loss) from continued operations	482	1.1	(71)	(0.2)	615	1.7
Net income (loss) from discontinued operations	383	0.9	(1,005)	N/A	(891)	N/A
Net income (loss) for the year	865	1.9	(1,076)	N/A	(276)	N/A
Attributed to controlling shareholders	619	1.4	(482)	N/A	265	N/A
Net income from continued operations	482	1.1	(71)	(0.2)	615	1.7
Net income from discontinued operations	137	0.3	(411)	N/A	(350)	N/A
Attributed to non-controlling shareholders	246	0.6	(594)	N/A	(541)	N/A
Net income from continued operations	-	-	-	-	-	-
Net income from discontinued operations	246	0.6	(594)	N/A	(541)	N/A

________________

(1)   In 2016, there were two transactions that lead to the retrospective reclassification of operational segments into a single line of the statement of operations as “Discontinued Operations” for the years ended December 31, 2017, 2016 and 2015, as described in note 32 to our audited consolidated financial statements included elsewhere in this annual report  as per IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” The transactions are: i)

corporate restructuring that lead to the deconsolidation of the international activity of the e-commerce segment starting on October 31, 2016, becoming an equity investee. The statement of operations until this date was reclassified to “Discontinued operations.” The Brazilian activity of the e-commerce segment was contributed to Via Varejo, becoming one sole segment. ii) Due to the announced efforts and probability to sell Via Varejo, including the Brazilian e-commerce activity, reclassifying the statement of operations for the whole years ended December 31, 2017, 2016 and 2015.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For further information on the segments, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

Information for our segments is included in the following tables:

Segments	Year Ended December 31, 2017
Statement of operations	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Others(1)	Total
	(in millions of R$)
Net operating revenue	26,194	18,440	-	-	44,634
Gross profit	7,762	2,941	-	-	10,703
Depreciation and amortization	(604)	(175)	-	-	(779)
Profit from operations before financial income (expenses) and share of profit of associates	747	822	-	-	1,569
Financial expenses, net	(682)	(48)	-	-	(730)
Share of profit of associates	64	-	-	(124)	(60)
Profit (loss) before income tax and social contribution	129	774	-	(124)	779
Income tax and social contribution	(63)	(234)	-	-	(297)
Net income (loss) – continued operations	66	540	-	(124)	482
Net income (loss) – discontinued operations	(33)	-	416	-	383
Net income (loss) for the year	33	540	416	(124)	865

Segments	Year Ended December 31, 2016
Statement of operations	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Others(1)	Total
	(in millions of R$)
Net operating revenue	26,967	14,487	-	-	41,454
Gross profit	7,351	2,170	-	-	9,521
Depreciation and amortization	(576)	(131)	-	-	(707)
Profit from operations before financial income (expenses) and share of profit of associates	319	477	-	-	796
Financial expenses, net	(808)	(95)	-	-	(903)
Share of profit of associates	77	-	-	(17)	60
Profit (loss) before income tax and social contribution	(413)	383	-	(17)	(47)
Income tax and social contribution	76	(100)	-	-	(24)
Net income (loss) – continued operations	(337)	283	-	(17)	(71)
Net income (loss) – discontinued operations	(78)	-	(927)	-	(1,005)
Net income (loss) for the year	(415)	283	(927)	(17)	(1,076)

________________

(1) Equity pickup of the Company in Cnova.N.V.

Segments	Year Ended December 31, 2015
Statement of operations	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Total
	(in millions of R$)
Net operating revenue	26,745	10,453	-	37,198
Gross profit	7,538	1,537	-	9,075
Depreciation and amortization	(552)	(98)	-	(650)
Profit from operations before financial income (expenses) and share of profit of associates	1,194	337	-	1,531
Financial expenses, net	(691)	(77)	-	(768)
Share of profit of associates	81	-	-	81
Profit (loss) before income tax and social contribution	584	260	-	844
Income tax and social contribution	(140)	(89)	-	(229)
Net income (loss) – continued operations	444	171	-	615
Net income (loss) – discontinued operations	(74)	-	(817)	(891)
Net income (loss) for the year	370	171	(817)	(276)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Consolidated

Net operating revenue. Net operating revenue increased by 7.7%, or R$3,180 million, from R$41,454 million in 2016 to R$44,634 million in 2017, mainly due to the increase of R$3,953 million in the cash and carry segment. In the cash and carry segment, there was an increase of R$1,533 million in same-stores sales, and the additional increase was due to the opening of new stores, with five new Assaí stores and 15 conversions from Extra Hiper to Assaí stores. The food retail segment remained stable in comparison with 2016 in same-stores sales. Therefore, the reduction of sales is almost entirely related to the closing of Extra Hiper stores to be converted into Assaí stores.

Gross profit. Gross profit increased by 12.4%, or R$1,182 million, from R$9,521 million in 2016 to R$10,703 million in 2017. The increase in gross profit was higher than the increase in net operating revenue, mainly due to tax credits recognized in 2017 in the food retail segment of R$723 million, which along with other factors caused the increase of 2.3 p.p. in gross profit. The gross profit margin of the cash and carry segment increased by 0.9 p.p. from 2016 to 2017.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 4.4%, or R$325 million, from R$7,451 million in 2016 to R$7,777 million in 2017. This increase was principally due to the increase in net operating revenue in the Assaí banner. Selling, general and administrative expenses represented 18% of net operating revenues in 2016, and 17.4%  in 2017.

Depreciation and amortization. Depreciation and amortization increased by 10.2%, or R$72 million, from R$707 million in 2016 to R$779 million in 2017, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisition.

Other operating expenses, net. Other operating expenses, net, increased by R$12 million, from R$567 million in 2016 to R$579 million in 2017. This increase was mainly due to the increase of loss on disposal of fixed assets of R$148 million, which were partially offset by the decrease of expenses in connection with tax installments and provisions for other tax risks of R$140 million.

Financial expenses, net. Financial expenses, net, decreased by 19.2%, or R$173 million, from R$903 million in 2016 to R$730 million in 2017, mainly as a result of (i) a decrease of R$207 million in cost of debt mainly due to the decrease in the average interest rates; (ii) a R$19 million decrease in the cost of receivables discount and (iii) a R$43 million decrease in the monetary restatement of other accounts. These factors were partially offset by the increase of R$46 million in other financial expenses and the decrease of R$46 million in income from cash and cash equivalents.

Share of profit of associates. Share of profit of associates decreased by R$120 million, from a gain of R$60 million in 2016 to a loss of R$(60) million in 2017. The decrease was due to the R$12 million in share of profit on FIC and the loss of the control of Cnova in the end of 2016. Therefore, there were two months of equity pickup in 2016 and 12 months of equity pickup in 2017, which represents a decrease of R$108 million.

Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by R$826 million, from a loss of R$47 million in 2016 to a profit of R$779 million in 2017, due to the increase of net operating revenue in the cash and carry segment, an increase in gross margin, and the decrease of financial expenses, net.

Income tax and social contribution. Income tax and social contribution increased by R$273 million, from R$24 million in 2016 to R$297 million in 2017. This variation was mainly due to increase in profit in 2017.

Net income/loss from continued operations. Net income from continued operations for 2017 was R$482 million, an increase of R$553 million, from a net loss of R$71 million in 2016, mainly due to the increase of net operating revenue in the cash and carry segment gross margin expansion, and the decrease of financial expenses, net.

Net income/loss from discontinued operations. Net income from discontinued operations for 2017 was R$383 million, an increase of R$1,388 million, from a net loss of R$1,005 million in 2016, mainly due to the conclusion of the initial steps of the integration of Cnova Brazil and Via Varejo, and the ability to implement multi-channel sales strategy, which allowed us to adopt a more effective pricing and assortment policy.

Segment Information

Food Retail Segment

As of December 31, 2017, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Minimercado Extra, Minuto Pão de Açúcar, Extra Supermercado and Extra Hiper).

Net operating revenue. Net operating revenue decreased by 2.9%, or R$773 million, from R$26,967 million in 2016 to R$26,194 million in 2017, mainly due to the closure of 17 hypermarkets in the period, 15 of which were converted into Assaí stores that operate in the cash and carry segment.

Gross profit. Gross profit increased by 5.6%, or R$411 million, from R$7,351 million in 2016 to R$7,762 million in 2017. In the same period, our gross margin increased from 27.3% in 2016 to 29.6% in 2017. This 2.3 p.p. increase was mainly related to tax credits for ICMS tax substitution recognized in 2017 of R$723 million.

Depreciation and amortization. Depreciation and amortization increased by 4.9%, or R$28 million, from R$576 million in 2016 to R$604 million in 2017, mainly due to the depreciation of acquired assets in connection with the renewal of stores.

Profit/loss from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 134.9%, or R$429 million, from R$318 million in 2016 to R$747 million in 2017, mainly due to lower cost of sales, and our ability to maintain expenses under control.

Financial expenses, net. Financial expenses, net, decreased by 15.6%, or R$126 million, from R$808 million in 2016 to R$682 million in 2017 mainly due to the decrease in the cost of debt, due to the reduction of the average CDI rate from 14% in 2016 to 10% in 2017.

Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by R$542 million, from a loss of R$413 million in 2016 to a profit of R$129 million in 2017, mainly due to the increase in gross profit and the reduction of financial expenses, net, as described above.

Cash and Carry Segment

As of December 31, 2017, the Assaí banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 27.3%, or R$3,953 million, from R$14,487 million in 2016 to R$18,440 million in 2017, mainly due to the 20 store openings in 2017, with 15 store conversions and five new stores as a result of our organic expansion and an 11% increase in same-stores sales.

Gross profit. Gross profit increased by 35.5%, or R$771 million, from R$2,170 million in 2016 to R$2,941 million in 2017. The increase in gross profit exceeded the increase in net operating revenue. In the same period, our gross margin increased 0.9 p.p., from 15% in 2016 to 15.9% in 2017 due to the recognition of the tax credits related to the ICMS by the Brazilian Supreme Court, the maturing of stores opened in prior periods, the increase in the sales mix percentage to individual customers and small businesses which increased the margin and lower retail stock out ratio.

Depreciation and amortization. Depreciation and amortization increased by 33.6%, or R$44 million, from R$131 million in 2016 to R$176 million in 2017, mainly due to the opening of new stores.

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) increased by 72.0%, or R$345 million, from R$477 million in 2016 to R$822 million in 2017. This increase was mainly due to the increase of net operating revenue.

Financial expenses, net. Financial expenses, net, decreased by 49.5%, or R$47 million, from R$95 million in 2016 to R$48 million in 2017. This decrease was mainly due to the decrease in the cost of debt due to lower average interest rates in the period.

Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by 102.2%, or R$391 million, from R$383 million in 2016 to R$774 million in 2017, mainly due to the increase in net operating revenues and decrease in financial expenses, net, as described above.

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

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 11.4%, or R$763 million, from R$6,688 million in 2015 to R$7,451 million in 2016. This increase was principally due to the increase in net operating revenue, especially in the Assaí banner. Despite the inflation in the period and the organic growth, our expenses at the end of the year remained stable at 18.0% as a percentage of net operating revenue as a result of our strategy to optimize expenses.

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

Share of profit of associates. Share of profit of associates decreased by 25.9%, or R$21 million, from R$81 million in 2015 to R$60 million in 2016. The decrease results from a lower profit of R$5 million from FIC, and equity pickup for two months of Cdiscount of R$16 million (losses).

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

Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 41.8%, or R$141 million, from R$337 million in 2015 to R$477 million in 2016. This increase outpaced sales growth, despite the strong expansion of stores in the year and the inflationary pressure on expenses, mainly electricity costs, as a result of improved operating efficiency.

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

5B.               Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and obtained loans from banks and from the BNDES.

In 2017, we continued selling our receivables to banks and credit card merchant acquirers at a discount, without right of recourse or any obligation related therewith. For further information on the discount on receivables, see note 8.1 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2017, we had R$7,351 million in cash and cash equivalents, of which R$3,792 million derived from our continued operations and R$3,558 million derived from our discontinued operations. We have a policy of maintaining cash and cash equivalents to meet short-term liquidity needs. Historically, we generate a relevant portion of our cash during the fourth quarter of the year, and our cash level decreases between the second and third quarter of each year.

Our main cash needs include:

·         the servicing of our indebtedness; and

·         capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure.

Our primary sources of liquidity have historically been cash flow from our operating activities. Net cash provided from (used in) operating activities, including continued and discontinued operations, was R$1,895 million in 2017, R$(1,304) million in 2016 and R$4,632 million in 2015. From 2015 to 2016, the decrease in net cash provided from (used in) operating activities was due to lower profitability of R$800 million and the variation in assets and liabilities of R$(5,637) million, principally in trade receivables and trade payables. From 2016 to 2017, the increase in net cash provided from (used in) operating activities was due to the variation in assets and liabilities accounts that generated a gain of R$2,598 million. In addition, in 2017, we used net cash provided from (used in) operating activities primarily for investments in the capital expenditures program, totaling R$1,713 million. Our inventory days, decreased by one day in 2017, as compared to 2016, due to the optimizations in all of our business segments.

Our year-end total cash position decreased by 19.6%, or R$1,791 million, from R$9,142 million as of December 31, 2016 to R$7,351 million as of December 31, 2017.

Net cash used in investment activities was R$(1,592) million, R$(2,020) million and R$(1,852) million for the years ended December 31, 2017, 2016 and 2015, respectively.

Net cash provided by (used in) financing activities, considering proceeds received and disbursements made, was R$(2,094) million, R$(1,475) million and R$(3,006) million for the years ended December 31, 2017, 2016 and 2015, respectively. From 2016 to 2017, the decrease was mainly due to higher amount of debt payments. Our year-end current and noncurrent borrowings and financing decreased by 22.3%, or R$1,309 million, from R$5,869 million as of December 31, 2016 to R$4,560 million as of December 31, 2017, excluding the liabilities related to assets held for sale, and consisted of:

·         R$3,642 million in real-denominated loans; and

·         R$918 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Certain suppliers offer us the ability to extend to Via Varejo the same due dates in connection with payables. Given the characteristics of these commercial negotiations between the suppliers and Via Varejo (“Structured Payable Program”), we recorded these financial liabilities as credit lines with financial institutions with a cost of 112.3% of CDI in the total amount of R$437 million. We do not consider this amount as part of our total debt and we presented it in “held for sale and discontinued operations.” For further information on this transaction, see note 32.2 to our audited consolidated financial statements included elsewhere in this annual report.

Our cost of debt was R$498 million in 2017, R$705 million in 2016 and R$698 million in 2015, excluding our discontinued operations.

We have adopted a treasury policy to manage foreign exchange risk, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represents 25.2% of our total debt. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counter-party that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

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

In December 2016, our shareholders approved the 13th private issuance of 1,012,500 non-convertible debentures in Brazil. We received R$1,013 million for the acquisition of the totality of the debentures from the initial debenture holder, which assigned the securities to Apice Securitizadora S.A. or Apice. Apice acquired the debentures with the purpose of including the debentures as collateral to back the 2nd series of its 1st issuance of Certificate of Agribusiness Receivables, or CRAs. The debentures accrue interest at 97.5% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date of December 20, 2019.

In April 2017, our shareholders approved the 14th private issuance of 1,080,000 non-convertible debentures in Brazil. We received R$1,080 million for the acquisition of the totality of the debentures from the initial debenture holder, which assigned the securities to Apice. Apice acquired the debentures with the purpose of including the debentures as collateral to back the 7th series of its 1st issuance of CRAs. The debentures accrue interest at 96% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date of April 13, 2020.

As of December 31, 2017, we had: (i) 900,000 non-convertible debentures outstanding, totaling R$921 million related to the 12th issuance; (ii) 1,012,500,000 non-convertible debentures outstanding, totaling R$1,014 million related to the 13th issuance; and (iii) 1,080,000, non-convertible debentures outstanding, totaling R$1,096 million related to the 14th issuance. We are subject to certain covenants, such as net debt (defined as debt less cash and cash equivalents and trade receivables) not to exceed equity and consolidated net debt-to-EBITDA ratio equal to or less than 3.25

We are required to maintain certain debt financial covenants. The ratios are calculated based on our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. The ratios are (i) net debt (defined as debt minus cash and cash equivalents and trade accounts receivable) not greater than equity; and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. During 2017, we complied with the covenants under our debt instrument.

For further information on our non-convertible debentures, see note 17.4 to our audited consolidated financial statements included elsewhere in this annual report.

Borrowings in foreign currencies

As of December 31, 2017, we had borrowings in foreign currencies (U.S. dollar and euro) to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. The last maturity is scheduled for September 2020.

Capital Expenditures

In 2017, our capital expenditures, or purchases of property, equipment and intangible assets, totaled R$1,713 million, as compared to R$1,543 million in 2016 and R$1,000 million in 2015. We financed these investment projects with our operating cash flow and through third parties. For further information on the specific use of our capital expenditures in 2017, see “Item 4A. History and Development of the Company - Capital Expenditure and Investment Plan.”

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

5D.               Trend Information

After having reached historically low levels during the first semester of 2016, consumer confidence, as measured by the FGV, sustained continuous increase in Brazil throughout 2017 and ended the year with a total increase of 17%. This increase was mainly driven by the political and legislative changes in the country (especially the labor reform).

In parallel to this renewed confidence, Brazil’s basic macroeconomic indicators presented gradual recovery. Inflation decreased by 334 bps when compared to 2016 having registered 2,95% in 2017, according to the IPCA, and the average interest rate decreased by 409 bps when compared to 2016 having registered 9,9% in 2017. Despite these encouraging trends, unemployment remained at very high levels throughout 2017 and is expected to increase during 2018.

During the latest economic crisis, households modified their consumption habits by seeking stores with cheaper prices, choosing heavily promoted items and building up stock at home by buying bulk or multi-pack products. Consumers became more careful to choose products with an attractive cost-benefit tradeoff and avoid superfluous items. These modifications in consumer habits led to a significant shift of the consumers from the traditional retail to the cash and carry segment, which became the preferred channel of purchase of the Brazilian households in 2016 and kept increasing its penetration during 2017.

We believe that the Company is well prepared to face the challenges of 2018. The commercial strategies of our hypermarkets, supermarkets and cash and carry segments have been constantly reviewed throughout 2017 and led the Company to gain market shares in the Multivarejo and Assaí banners. The value proposal of our banners is being redefined to address new consumption habits while enhancing profitability.

We implemented a process of store conversions to adapt them to attend new consumer trends and a strong digital transformation plan was put in place, which helped us develop a closer relationship with suppliers, while improving our customers’ shopping experience and keeping the Company ahead of innovative solutions that will drive the retail business on the future. We will continue promoting the values that make GPA competitive and combining respect for local culture and corporate innovation by offering products and services that meet our customers’ needs and attend our stakeholders’ demands. We will continue promoting social development and diversity, practicing responsible management and delivering consistent results.

We believe that all of these actions, combined to maintain a disciplined approach to investments and cost and cash management, will ensure sustainable growth while creating value for our shareholders. In 2018, we are confident that CBD is fully prepared to take advantage of the opportunities that the Brazilian economy’s recovery will provide. In the meanwhile, and in order to respond to the evolving behavior of our customers, we will continue to invest in compatible store formats such as cash and carry, premium and proximity stores.

5E.               Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, with the exception of off-balance sheet arrangements related to operational leases disclosed in note 22 to our audited consolidated financial statements included elsewhere in this annual report.

5F.               Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2017:

	Payment Due by Period
Contractual Obligations(1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Long-term debt:
Principal	1,212	587	545	43	37
Accrued interest as of 12/31/17	138	132	6	-	-
Projected interest(2)	193	73	72	13	35
Total long-term debt	1,543	792	623	56	72
Debentures and promissory note:
Principal	2,976	442	2,534	-	-
Accrued interest as of 12/31/17	39	39	-	-	-
Projected interest(2)	410	171	239	-	-
Total debentures and promissory note	3,425	652	2,773	-	-
Taxes, other than on income	867	301	105	198	263
Financial leasing:
Present value	195	51	97	20	27
Projected interest(2)	185	15	23	18	129
Total financial leasing	380	67	120	37	156
Total contractual obligations	6,215	1,811	3,621	292	491

________________

(1)   For additional information, see notes 17, 18, 19 and 22 to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Future interest includes estimated interest to be incurred from December 31, 2017, through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2017, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

5G.              Safe Harbor

See “Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.               Directors and Senior Management

Board of Directors

The following table sets forth the name and year of election of each of our board members. A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Daniel Charles Walter Joachim Strasser	Vice-Chairman	2010(2)	July 6, 1969
Yves Desjacques	Director	2014	December 23, 1967
Carlos Mario Giraldo Moreno	Director	2015	September 21, 1960
Jose Gabriel Loaiza Herrera	Director	2015	March 19, 1975
Manfred Heinrich Gartz Moises	Director	2017	September 20, 1978
Ronaldo Iabrudi dos Santos Pereira	Director	2016	May 14, 1955
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Luiz Aranha Corrêa do Lago	Director (Independent)	2014	November 27, 1950
Luiz Nelson Guedes de Carvalho	Director (Independent)	2017	November 18, 1945

________________

(1)   Mr. Jean-Charles Henri Naouri has been a member of the board since 2005 and the chairman since 2013.

(2)   Mr. Arnaud Strasser has been a member of the board since 2010 and vice-chairman since 2012.

Mr. Jean-Charles Henri Naouri has been a member of our board of directors and the chairman and chief executive officer of the Casino Group since March 21, 2005, president of its parent company Euris S.A.S. He also serves as chairman of the board of directors of Rallye S.A., chairman of the Euris Foundation, vice-chairman of the Casino Group Corporate Foundation and member of the board of directors of F. Marc de Lacharrière (Fimalac) S.A. He has served as chairman and chief executive officer of Casino Finance until 2017, chairman of the board of directors of CNova N.V. until 2015, chairman of the board of directors of Wilkes Participações until 2015, chief executive officer of Rallye S.A. until 2013, and as chairman, chief executive officer, and chairman of the supervisory board of Monoprix S.A. until 2013 and member of the supervisory board of Monoprix S.A. until 2014. In 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France. Mr. Naouri is an Inspecteur des Finances (Finance Inspector) for the French government. Mr. Naouri holds degrees from École Normale Supérieure and École Nationale d’Administration, a Ph.D. in mathematics, and has studied at Harvard University.

Mr. Arnaud Daniel Charles Walter Joachim Strasser has been the vice-chairman of our board of directors since 2012 and a member of our board of directors since 2010. He has also been a member of the board of directors of Cnova since 2014 and of Via Varejo, where he has served since 2013 as vice-chairman, and since 2012 as a board member. Until 2016, he was a member of the board of directors of Exito, until 2014. Mr. Strasser also served as a member of the board of directors of the Big C Supercenter plc. He has worked for the Casino Group since 2007, where he currently serves as corporate development and holdings officer. Until 2009, he was an advisor to the chairman for international development of the Casino Group. Mr. Strasser also worked as mission head in the Cabinet of the Prime Minister of France in 2005 and as special advisor in the Cabinet of the French Minister of Companies and Trade, from 2005 to 2007. Mr. Strasser holds a bachelor’s degree from École Nationale d’Administration and master’s degrees from École des Hautes Études Commerciales and Institut d’Études Politiques de Paris.

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

Mr Ronaldo Iabrudi dos Santos Pereira has been a member of our board of directors since 2014. He has also been a member of our human resources and compensation committee and a member of our corporate governance and sustainable development committee since 2016. He has also been chief executive officer of GPA since 2014. He has served as the chief executive officer of Gerdau until 1997, where he also served as chief financial and administrative officer and chief human resources officer, of Ferrovia Centro-Atlântica from 1997 to 1999, and of Magnesita from 2007 to 2011 and from 1999 to 2006. He has served as chairman of Via Varejo, Lupatech, Contax and Telemar. He was vice chairman of the board of directors of CNova and a member of the board of FIC. He was a a member of the board of directors of Estácio, Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. Mr. Pereira graduated in Psychology from Pontifícia Universidade Católica de Minas Gerais in 1979, and has a master’s degree in organizational development from Université Panthéon Sorbonne in management from Université Paris Dauphine, both in Paris.

Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012. Mr. Castro Neves was a career diplomat having joined the Brazilian diplomatic service in 1967 and served as a Brazilian ambassador to Japan, from 2008 to 2010, China, Mongolia and the Democratic People’s Republic of Korea between 2004 and 2008 and Paraguay, from 2000 to 2004. He has also served as chairman of Itaipu Binacional and Interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency of Brazil. He is a founding partner of CN Estudo e Projetos Ltda., emeritus vice president of the Brazilian Center of Foreign Affairs, president of Brazil-China’s Business Council and member of the Technical Council of the National Confederation of Commerce. Mr. Castro Neves holds bachelor’s degrees in economics from the Universidade Federal do Rio de Janeiro and diplomacy from the Brazilian Ministry of Foreign Affairs Instituto Rio-Branco and a master’s degree in economics from the University of London.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012 and a member of the board of directors of Cnova since 2014. He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves as a member of the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners. In 2018, he joined the transitional board of directors of Oi S.A, pursuant to the judicial reorganization plan approved in the general creditors meeting. He served as chief executive officer of Unibanco Banco de Investimentos do Brasil S.A., president of BNDES and managing director of Banco UBS – Brasil Banco de Investimento S.A. He served as the chairman of the board of directors of BHP Billiton Brazil and as a member of the board of directors of Petrobras, Centrais Elétricas Brasileiras S.A., Vale, Tele Norte Leste Participações, Alpargatas, and others. He is also president of the board of trustees of the Brazilian Symphony Orchestra Foundation. He holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Mr. Luiz Aranha Corrêa do Lago has been an independent member of our board of directors since 2014. He has been a professor of economics at Pontifícia Universidade Católica do Rio de Janeiro since 1979, having served as associate professor from 1979 to 1995 and full professor since 1995. Mr. Lago served as a planning and economic consultant and officer for Grupo Lorentzen, a member of the board of directors of Lorentzen Empreendimentos S.A., where he was director from 1988 to 2006, and of Lorinvest Gestão de Recursos Ltda. He also was technical director of Primus Corretora de Valores e Câmbios S.A. from 1986 to 1987, economic consultant of the Investment Bank Association, stock market officer of the Central Bank from 1987 to 1988, chief of the Center for Monetary Studies and International Economics from 1981 to 1986 and senior economist of the Brazilian Institute of Economy from 1978 to 1986. Mr. Lago served as a member of board of directors of Aracruz Celulose S.A. from 1988 to 2008, Veracel S.A. from 2006 to 2008, Arapar S.A. from 1988 to 2009 and Companhia de Navegação Norsul from 1988 to 2010. Mr. Lago holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro, a master’s degree in economics from Duke University and a master’s degree and Ph.D. in economics from Harvard University.

Mr. Luiz Nelson Guedes de Carvalho has been a member of our audit committee since 2014, as the accounting and finance specialist, and an independent member of our board of directors since 2017. He teaches in the category of “Senior Professor” at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade), or “FEA”, of the Universidade de São Paulo. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or “CPC” (the Brazilian Accounting Standards entity), and he was a representative of the CPC in the Emerging Economies Group of IASB. He is also member of the Board of Directors and chairs the audit committee as the accounting and finance specialist of B3 S.A. (formerly BM&FBOVESPA), the self-listed Brazilian Futures and Stock Exchange. He also chairs the Board of PETROBRAS Petróleo Brasileiro S.A., dual listed company (Brazil and USA). At B3 S. A. he is also an independent member of its sustainability committee. Mr. Carvalho is a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis), or “Abracicon”, and chairs the “Fiscal Council” (“Conselho Fiscal” of Fundação Amazonas Sustentável – FAS, a NGO aiming to protect the Amazon Forest. He is also a Trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras FIPECAFI, a not-for-profit academic research organization. He also is a Co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a Litigation Expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of  UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation Committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos), or “FEBRABAN”; member of the board of directors of the NGO Sustainable Amazon Foundation (Fundação Amazônia Sustentável), where today he chairs its fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the US FASB and the IASB in 2008; the first independent Chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the Consultative and Advisory Group of the International Federation of Accountants (“IFAC - Federação Internacional de Contadores”); vice-director of the Interamerican Accounting Association; member of the board of directors of (a) Banco Nossa Caixa S.A., (b) Caixa Econômica Federal, (c) Banco Bilbao Vizcaya Argentaria Brasil – BBVA, (d) Banco de Crédito Real de Minas Gerais, (e) Grupo ORSA (pulp and paper), (f) Companhia Müller de Bebidas, (g) Vicunha Têxtil S.A., and (h) Banco Fibra S.A.; he was a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes IAFEI for Central and South Americas and Head of Banking Supervision at the Board of the Brazilian Central Bank and a Commissioner at CVM (the Brazilian Securities and Exchange Commission). Mr. Carvalho holds bachelor’s degrees in economics from FEA and in accounting from Faculdade São Judas Tadeu and master and PhD degrees in accounting and controllership from FEA USP.
Executive Officers

The following table sets forth the name, position and year of election of each of our executive officers. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Ronaldo Iabrudi dos Santos Pereira	Chief Executive Officer	2014	May 14, 1955
Christophe Jose Hidalgo	Chief Financial Officer	2012	October 25, 1967
Antonio Salvador	Vice-President of Human Resources and Management	2013	June 13, 1967
Luis Emilio Moreno Sanchez	Vice-President of Multivarejo business	2016	May 27, 1967
Belmiro de Figueiredo Gomes	Officer of Wholesale Business	2012	August 11, 1971
Daniela Sabbag	Investor Relations Officer	2013	April 10, 1975

Mr Ronaldo Iabrudi dos Santos Pereira – for Mr. Pereira’s brief biographical description, see page 60 above.

Mr. Christophe José Hidalgo has served as our chief financial officer since 2012. He has also been our corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from Université de Bordeaux.

Mr. Antonio Salvador has served as our vice-president of human resources since 2013. Previously, he served as vice-president of human resources for Hewlett-Packard in Brazil from 2010 to 2013, human resources executive director at PricewaterhouseCoopers Brazil from 2007 to 2010, associate partner at IBM Global Business Services from 2003 to 2007, executive director at Promon Tecnologia from 2001 to 2003, senior manager at PricewaterhouseCoopers Brazil from 1997 to 2001 and corporate university manager at Brahma from 1994 to 1997. In 2011 and 2012, Mr. Salvador received the “HR Professional of the Year” award for the technology industry from Voce S.A. Mr. Salvador holds a bachelor’s degree in social communication from Universidade Gama Filho and an executive MBA from Fundação Cândido Mendes. He has also completed programs in business administration at Fundação Getulio Vargas, INSEAD and Harvard Business School.

Mr. Luis Emilio Moreno Sanchez has been our vice-president of Multivarejo since 2016. Mr. Sanchez has served as chief executive officer for Libertad S.A. from 2014 to 2016, as chief management officer for Walmart, from 2005 to 2013; as chief operational officer and director for Ahold from 2001 to 2005, as director for Carrefour from 1992 to 2001. Mr. Sanchez has a degree in business administration and international trade from Salamanca University, in Spain.

Mr. Belmiro de Figueiredo Gomes has been our director for wholesale business since 2012. Mr. Gomes joined us in 2010. He has also served as a commercial executive officer and also worked in several areas of the Atacadão chain for 22 years. In 2007, he coordinated the M&A transaction of the Atacadão chain to the Carrefour Group.

Ms. Daniela Sabbag has been GPA’s investor relations officer and executive officer since 2013. She joined GPA in 2002, having served as investor relations officer from 2006 to 2010, and strategic planning, M&A and new business officer, besides serving on GPA’s finance team. She has also worked in Deutsche Bank and the Jeronimo Martins Group. She received a degree in Business Administration from Fundação Getulio Vargas, completed a postgraduate degree in capital markets at Universidade de São Paulo and obtained a MBA degree at Fundação Getulio Vargas.

On the date of the filing of this annual report, an annual shareholders’ meeting will take place, in which we expect the shareholders to reelect the majority of the current members of our board of directors and appoint a new chief executive officer, Mr. Peter Paul Lourenço Estermann, who is currently the chief executive officer of Via Varejo.

6B.               Compensation

For the year ended December 31, 2017, the aggregate compensation paid to the directors, executive officers and members of the committees of CBD was R$94 million, of which R$ 60 million was paid in cash. The executive officers receive a package of benefits in line with market practices, including a health care and dental plan, biennial medical check-ups, a pension plan, meal vouchers, fuel vouchers and parking in the workplace. Under CVM rules, listed companies are required to publicly disclose the lowest, highest and average compensation paid to executive officers and board members. However, our Company, together with other Brazilian listed companies, has not disclosed this information, based on an injunction obtained by IBEF-RJ on March 2, 2010, which, according to our legal department, supersedes the CVM requirement.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and engaged the financial institution, Brasilprev Seguros e Previdência S.A., for management purposes. When establishing the plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company in the year ended December 31, 2017, amounted to R$3,3 million and employees’ contributions amounted to R$4,8 million with 678 participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2016, 2017 and 2018

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2016:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	14.58	6.83	-	21.41
Number of compensated members	13.58	6.83	-	20.41
Fixed annual compensation	5,778,338	21,332,917	-	27,101,255
Benefits	-	4,712,181	-	4,721,181
Variable compensation
Profit sharing	-	16,684,368	-	16,684,368
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,350,000	4,488,555	-	5,838,555
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	23,112,364	-	23,112,354
Total compensation	7,128,338	70,320,385	-	77,448,723

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2017:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	16.08	6.75	2.00	24.83
Number of compensated members	15.08	6.75	2.00	23.83
Fixed annual compensation	5,797,408	26,434,799	456,000	32,688,207
Benefits	-	4,973,165	-	4,973,165
Variable compensation
Profit sharing	-	26,813,355	-	26,813,355
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	5,286,960	-	5,286,960
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	24,405,000	-	24,405,000
Total compensation	5,797,408	87,913,479	456,000	94,166,687

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2018:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council(1)	Total
	(In R$, when applicable)
Number of members	14.00	5.75	3.00	22.75
Number of compensated members	13.00	5.75	3.00	21.75
Fixed annual compensation	9,639,280	25,395,578	684,000	35,718,858
Benefits	2,099,916	3,456,171	-	5,556,087
Variable compensation
Profit sharing	-	15,250,683	-	15,250,683
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,449,527	5,079,116	136,800	6,665,443
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	22,143,270	-	22,143,270
Total compensation	13,188,724	71,324,818	820,800	85,334,342

________________

(1)   On the date of the filing of this annual report, an annual shareholders’ meeting will take place, in which it is possible that our shareholders will decide to install a fiscal council.

Variable Compensation 2016, 2017 and 2018

Below we present the variable compensation of our executive officers paid in 2016 and 2017 and expected to be paid in 2018.

2016	Executive officers
(In R$, when applicable)
Number of members	6.83
Number of compensated members	6.83
Profit sharing
Minimum expected amount	0
Maximum expected amount	60,050,712
Expected amount – goals achieved	30,025,356
Amount actually recognized	16,684,368

2017	Executive officers
(In R$, when applicable)
Number of members	6.75
Number of compensated members	6.75
Profit sharing
Minimum expected amount	0
Maximum expected amount	45,670,882
Expected amount – goals achieved	22,835,441
Amount actually recognized	26,813,355

2018 (Expected)	Executive officers
(In R$, when applicable)
Number of members	5.75
Number of compensated members	5.75
Profit sharing
Minimum expected amount	0
Maximum expected amount	30,501,366
Expected amount – goals achieved	15,250,683

Employee Stock Option Plans

At an extraordinary general meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a new stock option plan, or our New Stock Option Plan; and (ii) create a compensation plan for employees based on stock options, or our Compensation Plan. Our New Stock Option Plan grants options to purchase our preferred shares only, and members of our board of directors are not eligible to participate. The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolution approved at the annual and special shareholders’ meeting held on April 24, 2015.

General Terms and Conditions

New Stock Option Plan

Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance. Each grant cycle under our New Stock Option Plan will be designated with a serial number beginning with the letter “C.” As of December 31, 2017, the outstanding series of stock options under our New Stock Option Plan were Series C2, C3 and C4.

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

Compensation Plan

Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which will define the plan’s eligibility criteria and select recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan will be designated with a serial number beginning with the letter “B.” As of December 31, 2017, the outstanding series of stock options under our Compensation Plan were Series B2, B3 and B4.

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

Exercise Price

The exercise price per preferred share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under all of the New Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the preferred shares issued by the Company in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources and compensation committee in which such options are granted

Vesting

In general, the stock options granted under the New Stock Option Plan will vest as from the 36th month following the granting of the stock options.

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

Outstanding Stock Options

Below are the outstanding options for the members of our senior management, as of December 31, 2017.

Number of members that benefit from the stock option plan:

	Board of Executive Officers
In relation to each option grant:	Series B1	Series C1	Series B2	Series C2	Series B3	Series C3	Series B4	Series C4
Grant date	05/30/2014	05/30/2014	05/29/2015	05/29/2015	05/31/2016	05/31/2016	05/31/2017	05/31/2017
Number of options granted (in number of shares)	23,752	23,750	107,674	107,662	356,760	356,760	238,581	238,581
Deadline for the options to become exercisable	06/01/2017	06/01/2017	06/01/2018	06/01/2018	05/30/2019	05/30/2019	05/31/2020	05/31/2020
Deadline for the exercise of the options	11/30/2017	11/30/2017	11/30/2018	11/30/2018	11/30/2019	11/30/2019	11/30/2020	11/30/2020
Period of restriction to the transfer of the shares	N/A	180 days	N/A	180 days	N/A	180 days	N/A	180 days

Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	83.22	0.01	77.27	0.01	37.21	0.01	56.78
Lost during the year (R$ per share)	N/A	N/A	0.01	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	101.83%	44.36%	85.64%	34.60%	40.44%	16.98%	68.9%	30.74%
Potential dilution in case of exercise of the options	N/A	N/A	0.01	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered

In 2017, 304,412 options were exercised by certain members of our senior management and 257,948 shares were delivered to certain members of our senior management.

We recognized share-based payments of R$24,405 million, R$23,112 million and R$5 million in our consolidated financial statement in 2017, 2016 and 2015 respectively. These amounts included the amounts related to the acceleration of the vesting of certain stock options

Insurance

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

Currently, our board of directors consists of eleven members elected by our shareholders, of which three are representatives of the Casino Group, three are representatives of Éxito Group, one is also part of the Company’s management and four are independent directors. The terms of office of our directors expire in April 2020. We are managed by our board of directors and by our board of executive officers. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law. On the date of the filing of this annual report, an annual shareholders’ meeting will take place, in which we expect the shareholders to reelect the majority of the current members of our board of directors and appoint a new chief executive officer, Mr. Peter Paul Lourenço Estermann, who is currently the chief executive officer of Via Varejo.

Our board of executive officers is composed of at least two and up to 14 members. The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are established by our board of directors. As of December 31, 2017, our board of executive officers was composed of six members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On March 22, 2016, our directors elected our current executive officers. The current term of all executive officers expires on the first meeting of the board of directors to be held after the annual shareholders’ general meetings that will approve the financial statements related to the fiscal year of 2017.

Committees of the Board of Directors

As of the date of this annual report, we have the following five advisory committees: (i) audit committee; (ii) human resources and compensation committee; (iii) financial committee; (iv) sustainable development committee; and (v) corporate governance committee. The responsibilities of our committees are established by their respective internal regulations. The members of each committee are appointed by our board of directors and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

In accordance with the matters that we expect will be voted at the annual shareholders’ meeting which will take place on the date of the filing this annual report, the composition of the committees of our board of directors and of the statutory audit committee, may undergo changes.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Rule 308 as amended by the CVM Rule 509, adopt a statutory audit committee (“Comitê de Auditoria Estatutário”). According to CVM Rule 308, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM.

On October 18, 2012, our shareholders approved the inclusion of a statutory audit committee in our bylaws, which started to function effectively from the beginning of 2014. It has the following duties: a) suggesting amendments to its internal regulation, submitting them to the board of directors’ consideration; b) advising the board of directors on the appointment of external auditors, as well as external auditor replacements c) analyzing the management’s report, financial statements, quarterly financial statements and other mid-period financial statements that may be prepared by the Company, submitting to the board of directors recommendations as it deems necessary; d) evaluating the effectiveness and adequacy of the internal control structure and of the internal and external audit procedures of the Company, presenting recommendations it deems necessary to improve policies, practices and procedures; e) advising on the management’s proposals to be submitted to the shareholders’ meeting regarding changes in the capital stock, issue of debentures or subscription warrants, capital budgets, distribution of dividends, transformation, merger or split-up; f) assessing and monitoring the Company’s risk exposure under the board of directors’ guidelines and reporting accordingly; g) monitoring compliance with its recommendations and/or explanations for its findings; h) monitoring compliance of the board of executive officers with the recommendations made by the external and internal auditors, as well as reporting to the board of directors any possible conflicts between internal auditors, external auditors, and/or the Company’s officers; i) meeting with the various committees, the board of directors, officers and management representatives to discuss policies, practices and procedures identified under their corresponding areas of responsibility; j) preparing an annual report to be submitted accompanied with the financial statements; k) reviewing and monitoring the adequacy of the Company to Law No. 12,846, as of August 1, 2013, and its regulations; l) assessing and monitoring the mechanisms of control and verifying the Company’s compliance with Law No. 12,846, as of August 1, 2013, and its regulations; and m) advising on any other matters that the board of directors may submit to it, as well as those that this Committee may deem relevant.

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

Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board; (ii) its members not be elected by management; (iii) no executive officer be a member of the body; and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.

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

The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho	Member	2014	July 26, 1957
Luiz Nelson Guedes de Carvalho	Coordinator (1)	2014	November 18, 1945
Celso Clemente Giacometti	Member	2016	October 13, 1943

________________

(1)   The role of the Coordinator of the statutory audit committee is provided for in CVM Instruction No. 509, of November 16, 2011. His responsibilities are to chair the meetings, represent the committee to the bodiess of the administration and enforce the provisions of the internal regulation.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012 and a member of the board of directors of Cnova since 2014. He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves as a member of the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners. In 2018, he joined the transitional board of directors of Oi S.A, pursuant to the judicial reorganization plan approved in the general creditors meeting. He served as chief executive officer of Unibanco Banco de Investimentos do Brasil S.A., president of BNDES and managing director of Banco UBS – Brasil Banco de Investimento S.A. He served as the chairman of the board of directors of BHP Billiton Brazil and as a member of the board of directors of Petrobras, Centrais Elétricas Brasileiras S.A., Vale, Tele Norte Leste Participações, Alpargatas, and others. He is also president of the board of trustees of the Brazilian Symphony Orchestra Foundation. He holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Mr. Luiz Nelson Guedes de Carvalho - for Mr. Carvalho’s brief biographical description, see page 60 above.

Mr. Celso Clemente Giacometti has been a member of our audit committee since 2016. Mr. Giacometti started his career in 1960 at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investimentos, Sabó Autopeças and on the audit committee of TIM Participações, Votorantim Indústrias. He has also served as chairman of the fiscal council and as chairman of the audit committee of Ambev S.A. He was also a member of the fiscal council of CTEEP/ISA - Transmissão Paulista. He was the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. He has served as chairman of Banco Santander (Brasil) S.A., from 2011 to 2013 and from 2013 to 2015, where he also served as a member of the audit committee among other advisory committees until 2016, and now serves as an independent member of the board of directors and a member of the nomination and governance committee. He is the managing partner of Giacometti Negócios Ltda.  Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its governance and nomination committee. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated in accounting sciences in Faculdade de Ciências Econômicas de Ribeirão Preto.

Human Resources and Compensation Committee

The human resources and compensation committee holds meetings at least once every three months and has the following duties: a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) advising on the organizational structure model of the Company, to be submitted for the board of directors’ consideration; c) evaluating and recommending to the board of directors policies on management and development of people, as well as guidelines for attracting and retaining talent; d) identifying, both in the Company and in its subsidiaries, potential future leaders and following up in the development of their careers; e) reviewing and discussing recruitment and hiring methods adopted by the Company and its subsidiaries, using for comparison those employed by similar Brazilian companies; f) examining candidates for the board of directors and special committees, including external members, based on professional experience, technical qualifications, and economic, social and cultural representativeness; g) advising the board of directors on the candidates selected for the position of chief executive officer of the Company, as well as the candidates selected by the CEO for the board of executive officers; h) reviewing and discussing the remuneration policy as it applies to the Company’s management, advising the board of directors on the criteria of remuneration, benefits and other programs, including the stock option program; i) reporting periodically to the board of directors on the applicability and effectiveness of remuneration policies adopted by the Company, in order to assess the effectiveness of these policies in rewarding performance and disciplining non-satisfactory performance, according to metrics aligned with the Company’s objectives, including attracting and retaining talent; j) advising on criteria for the annual performance evaluation of the Company’s officers, using for comparison those employed by similar Brazilian companies, as well as supporting the board of directors in the evaluation process, expressing its recommendations to the individual assessments of the Company’s board; and k) performing other duties as may be specified by the board of directors. Our human resources and compensation committee is composed of Arnaud Strasser, Yves Desjacques, Carlos Mario Giraldo Moreno, Carlos Mario Diez Gomes and Ronaldo Iabrudi dos Santos Pereira.

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

Corporate Governance Committee

The corporate governance committee holds meetings at least once every three months and has the following duties: a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; b) promoting, monitoring, and ensuring the adoption of best corporate governance practices, and coordinating the implementation process and maintenance of such practices in the Company, as well as the effectiveness of corporate governance processes, suggesting changes, updates, and improvements whenever necessary; c) reviewing periodically and recommending any necessary changes to corporate governance policies and practices adopted by the Company; d) ensuring the proper operation of the board of directors, the board of executive officers and their supporting bodies, ensuring the good relationship of such bodies among themselves and with the Company’s shareholders, and, accordingly, reviewing periodically and making recommendations to the board of directors on its operation and attributions, as well as on the board of executive officers and on the supporting bodies; e) periodically preparing or reviewing the Company’s bylaws, codes, and policies, the internal regulations of the Company management’s supporting bodies, as well as any other documents connected to the Company’s corporate governance, submitting recommendations for amendments, criticism and suggestions it deems necessary to the board of directors in order to keep them constantly updated and in line with the highest corporate governance standards, always observing the Company’s unique characteristics; f) keeping the board of directors informed and updated about the applicable rules, regulations, and recommendations being practiced in the market, including rules that may be created and that may impact the corporate and securities exchange activities of the Company; g) monitoring the implementation of and compliance with the requirements of all Brazilian corporate law and the securities and exchange market, as well as the requirements of every and any supervision and surveillance authorities of securities and exchange market to which the Company is subject; h) drawing up, making drafts of, submitting to the board of directors and periodically reviewing the Company’s Policy on Transactions with Related Parties, as well as all other policies that the Company may need to adopt in order to align with best management and corporate governance practices; i) issuing its opinion, at the request of the board of directors or the officers, on situations in which a conflict of interests scenario may exist involving the Company’s activities; j) issuing its opinion on any other matters that the board of directors may submit to it, as well as those that this committee may deem relevant. Our corporate governance committee is composed of Arnaud Strasser, Carlos Mario Giraldo Moreno, Luiz Augusto Castro Neves, Ronaldo Iabrudi dos Santos Pereira and Celso Clemente Giacometti.

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

Our fiscal council for the 2017 fiscal year was installed at our annual shareholders’ meeting held on April 26, 2017, and is composed of three members, with terms lasting until the next annual shareholders’ meeting. On the date of the filing of this annual report, an annual shareholders’ meeting will take place, in which we expect our shareholders to decide to install a fiscal committee, composed of three members, with terms lasting until the next annual shareholders’ meeting. Under Brazilian corporate law, minority shareholders have the right to elect separately one member of the fiscal council. However, our controlling shareholder has the right to elect the majority of the members of the fiscal council.

Our fiscal council for the 2017 fiscal year comprised the following members:

Name	Position	First Year Elected	Date of Birth
Fernando Dal-Ri Murcia	Member	2017	07/16/1977
Eduardo da Silva Flores	Member	2017	09/01/1986
Gerlando Augusto Sampaio Franco de Lima	Member	2017	04/11/1979
Bruno Meirelles Salotti	Substitute Member	2017	12/22/1977
Jerônimo Antunes	Substitute Member	2017	11/18/1955
Heraldo Gilberto de Oliveira	Substitute Member	2017	05/04/1964

6D.               Employees

As of December 31, 2017, we had 91.106 employees (calculated on a full-time employee equivalent basis). Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our management believes that our relations with our employees and their unions are good. The following table sets forth the number of our employees as of December 31, 2015, 2016 and 2017:

	As of December 31,(1)
	2015	2016	2017
Operational	90,410	90,385	87,544
Administrative	3,306	3,273	3,561
Total	93,176	93,658	91,106

________________

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continued operations share ownership.

6E.               Share Ownership

As of December 31, 2017, members of our board of executive officers directly owned an aggregate amount of 470,379 preferred shares while the members of our board of directors directly held an aggregate amount of two preferred shares. None of the members of our board of directors and our board of executive officers, on an individual basis and as a group, own directly any of our common stock. For further information on direct and indirect share ownership of our board members, see “Item 7A. Major Shareholders.” As of December 31, 2017, our management and some of our employees also owned options to purchase an aggregate amount of 1,549,409 preferred shares at a per-share weighted average purchase price of R$31.81. None of the members of our management and our employees holds any options to purchase our common shares. See “Item 6B. Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.               Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2018, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group. We have also included in the table the number of preferred shares held by each such person and by our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A.(1)	94,019,178	94.32	-	0.00	94,019,178	35.27
Almacenes Éxito S.A.(1)	1	0.00	-	0.00	1	0.00
Segisor S.A.S.(1)	5,600,050	5.62	-	0.00	5,600,050	2.10
Casino (1)	1	0.00	-	0.00	1	0.00
King LLC(1)	-	-	852,000	0.51	852,000	0.32
Geant International B.V.(1)	-	-	9,423,742	5.65	9,423,742	3.53
Helicco Participações Ltda.(1)	-	-	581,600	0.35	581,600	0.22
Carmignac Gestion	-	-	13,576,698	8.13	13,576,698	5.09
Brandes Investment Partners, LP	-	-	8,510,442	5.10	8,510,442	3.19
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Directors and Officers(2)	-	-	470,380	0.28	470,380	0.18
Treasury shares	-	-	232,586	0.14	232,586	0.09
Others	60,621	0.06	133,259,660	79.84	133,320,281	50.01
Total	99,679,851	100.00	166,907,109	100.00	266,586,960	100.00

________________

(1)   Wilkes Participações S.A., Almacenes Éxito S.A., Segisor S.A.S., Casino, King LLC, Geant International BV and Helicco Participações Ltda are part of the Casino Group.

(2)   Refer to the amount of our shares that directors and officers own directly.

As of the date of this annual report, the Casino Group is the beneficial owner of 41.4% of the total capital stock of CBD. On March 31, 2018, 60,879,587 of our preferred shares were held in the form of ADSs, representing 39.2% of the total of our preferred shares. None of our common shares are held in the form of ADSs.

The Casino Group, jointly with its holding company Rallye S.A., increased its direct and indirect ownership of our Company from 35.4% as of January 1, 2011, to 41.27% as of March 31, 2015, as a result of (i) a series of market transactions, (ii) the receipt of newly issued shares of our Company in connection with the amortization of goodwill, (iii) the acquisition of 19,375,000 shares of the Holding Company held by the Diniz Family as a result of the exercise of a purchase option and (iv) the aforementioned agreement entered into with the Diniz Family on September 6, 2013.

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

As part of the Cnova Reorganization, Casino and CBD executed the Casino-CBD commitment letter and the CBD support letter. The Casino-CBD commitment letter and the CBD support letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Cnova Reorganization and the Offers. For further information related to the Casino-CBD commitment letter and the CBD support letter, see “Item 4A. History and Development of the Company—Cnova Reorganization.”

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014, we entered into a cost sharing agreement with Casino, Euris and Helicco Participações Ltda. (both companies controlled by the Casino Group), pursuant to which we agreed to reimburse them for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development. The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. For the year ended December 31, 2017, we paid them R$ 38.5 million under the cost sharing agreement. On August 1, 2016, we also entered into a Joinder Agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement.

Services Agreements

We entered into services agreements with Casino on March 8, 2017 and July 31, 2017, to regulate the terms under which Casino renders services of: (i) risk mapping; (ii) analysis regarding insurance coverages and claims; (iii) crisis management; and (iv) intermediation in the negotiations to renew some of our insurance policies.

Agency Agreements

On December 20, 2004, we entered into an agency agreement, later amended on February 23, 2017, with Sendas Distribuidora S.A. and Casino International S.A., an affiliate of the Casino Group, to regulate the terms pursuant to which Casino International S.A. renders international retail and trade services to us (i.e., negotiation of commercial services with international suppliers).

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

Commercial Agreement

On July 27, 2016, we and Éxito entered into an agreement for the implementation of synergy processes for the operations of CBD and Éxito, including the granting of certain trademark and copyright licenses by Distribuidora de Textiles y Confecciones S.A., a company of the Éxito Group, to us, which royalty is agreed on the Copyright License Agreement entered into by us and Distribuidora de Textiles y Confecciones S.A. on July 13, 2017.

Energy Efficiency Framework Agreement

On May 8, 2015 we entered into a subsequently amended agreement with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation of equipment and rendering of energy efficient solutions services at our Extra and Pão de Açúcar stores. The equipment and the services provided by GY were aimed at the reduction of the use of energy at our stores. As compensation for the sale of the equipment, GY receives an annual interest rate of 9.7%, in a payment method similar to that of a lease. For the rendering of services, GY is compensated based on a formula according to the energy savings generated at each store.

Related Party Transactions Relating to Discontinued Operations

Lease Agreements with the Klein Family

Casa Bahia Comercial and Via Varejo entered into operating lease agreements for Casa Bahia Comercial properties where some of the stores, distribution centers and buildings of Nova Casa Bahia are located. In addition, as of December 31, 2017, we had lease agreements with the Klein Family regarding 302 properties, among these distribution centers, stores and administrative buildings. We adjust the rental annually by inflation based on the positive variation of the IPCA.

Indemnity with the Klein Family

On December 4, 2009, we entered into an association agreement with Via Varejo, the Klein Family and Casa Bahia Comercial which was later amended on July 1, 2010. Under the association agreement, (i) Via Varejo had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of July 1, 2010 and (ii) the parties undertook to ascertain the balance of indemnity rights to be paid by one party to another, among other related expenses on November 8, 2016 (i.e. six years after the closing of the transaction).

On July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to (i) ascertain the liabilities for losses and damages incurred by Via Varejo and the Klein family until July 1, 2010; (ii) consolidate the procedures for indemnification of potential losses and damages of Via Varejo and the Klein family before and after July 1, 2010; and (iii) adjust the guarantees provided by GPA on the lease agreements entered into between Via Varejo and the Klein family. Pursuant to the terms of that agreement, it was established that (i) Casa Bahia Comercial would pay R$ 70.2 million to Via Varejo in instalments over 2017, subject to the SELIC rate, as the outstanding amount of indemnifying losses incurred until November 8, 2016; and (ii) Via Varejo would pay a fee to us on an arm’s length basis in connection with corporate guarantees provided by us to secure the lease agreements entered into by Via Varejo and Casa Bahia Comercial. The parties also agreed on the proceedings to be taken to determinate the liability of each party regarding claims occurred on and after November 8, 2016.

For further information regarding actions taken after November 8, 2016, see note 12(v) to our audited consolidated financial statements included elsewhere in this annual report.

Operational Agreement

In August 2016, Via Varejo and Cnova entered into a reorganization agreement related to the reorganization of Cnova Brazil within Via Varejo (the “Cnova Reorganization”). In October 31, 2016, the Cnova Reorganization was implemented and as result Via Varejo became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and ceased to be a shareholder of Cnova. Cnova will continue its e-commerce activities outside of Brazil, focusing entirely on Cdiscount. For further information on the Cnova Reorganization and related consequences, see “Item 4A. History and Development of the Company––Cnova Reorganization.”

On August 8, 2016, CBD and Via Varejo entered into an Operational Agreement in which both parties agreed to integrate the e-commerce and physical stores of the "Extra" banner. Pursuant to the Operational Agreement, we must pay Via Varejo a fixed remuneration for items which we purchase from suppliers in conjunction with Via Varejo. Conversely, Via Varejo must pay us a fixed remuneration for the withdrawal of products from our physical stores which were purchased through the websites of the Extra, Ponto Frio and Casas Bahia banners.

Agreements with Casino, Distribution Casino France and Éxito

In the ordinary course of business, Cnova and its subsidiaries have entered into related party transactions with affiliates of the Casino Group, including Casino, Distribution Casino France, Foncière Euris, Helicco Participações Ltda. and Exito, relating to supply agreements of Casino Group private label products and products from other suppliers, purchasing synergies of certain products, provision of services related to purchase, logistics, shipping (including pick-up point services), back-office IT license and maintenance and back offices services such as accounting, audit, legal and human resources, real estate management and marketing; implementation of a cash pool among certain entities of the Casino Group to improve cash management; joint venture, partnership and cooperation agreements; among others.

Guarantee Framework Agreements

CBD entered into three different agreements with Cnova Brazil, Via Varejo and Via Varejo and its subsidiaries, respectively (collectively, the “Guarantee Framework Agreements”) as indicated below:

(i)

on May 10, 2016, CBD and Cnova Brazil entered into a subsequently amended agreement in which Cnova Brazil has to pay a fee to be charged on market terms by CBD in consideration for the future and existing guarantees provided by CBD under the obligations of Cnova Brazil pursuant to financial agreements, lease agreements and commercial agreements with third parties;

(ii)

on April 27, 2017, CBD and Via Varejo entered into an agreement in substantially the same terms of the agreement described in item (i) above, provided that the guarantees given by CBD to Via Varejo are limited to R$800 million; and

(iii)

on February 19, 2018, CBD, Via Varejo and its subsidiaries (Cnova Brazil, Bartira, Globex and VVLog Logística Ltda.) entered into an agreement in substantially the same terms of the agreements described in items (i) and (ii) above, provided that the guarantees given by CBD to Via Varejo and its subsidiaries were pursuant to (a) insurance policies and (b) agreements with financial institutions in which the financial institutions conceded a surety to Via Varejo and its subsidiaries. In any case, the guarantees provided by CBD to Via Varejo and its subsidiaries under the agreements mentioned in letter (b) above are limited to R$1.2 billion.

The Guarantee Framework Agreements will remain in force until all debts have been paid by CBD’s counterparties or until CBD is released from all guarantees. If CBD requests the termination of any of the Guarantee Framework Agreements and any of CBD’s counterparties is unable to replace the guarantees within a 90-day period, (i) the agreement in question will remain in force until the guarantees are replaced and (ii) CBD’s fees will remain in force, without the application of the discount provided in the agreement in question. Additionally, the agreements indicated in items (ii) and (iii) above will be terminated in case of change of control of CBD’s counterparties.

7C.               Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

8A.               Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimated losses in the event of unfavorable court decisions to us and to ensure that the outcomes of these legal proceedings have no material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. For further information on our legal proceedings, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2015	2016	2017
	(in millions of R$)
Tax claims(1)	517	734	637
Labor claims	597	302	331
Civil and other claims	282	141	139
Total accrued liabilities for legal proceedings	1,396	1,177	1,107

________________

(1)   Includes tax claims related to Social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and Social integration (Programa de Integração Social), or PIS.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms, was 14.25% on December 31, 2015, 13.75% on December 31, 2016, and 7.00% on December 31, 2017, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS taxes

We pay PIS and COFINS taxes, at the rates of 1.65% and 7.60% on gross sales revenue, respectively. We adopt the non-cumulative system whereby these tax liabilities can be partially or completely offset by credits, as the case may be, we accrue from taxes previously paid on products we purchase and other expenses. As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, from the calculation basis of these two contributions.

On March 15, 2017, the Brazilian Supreme Court, or STF, ruled that ICMS should be excluded from the calculation basis of PIS/COFINS, in accordance with the thesis we presented to the court. Based on this decision and on the legal opinion of our advisors, we believe that a disbursement of cash related to the values not paid in previous periods is not probable. As a result, we reversed the provision of R$117 million in the first quarter of 2017.

Since the judgment of the STF, on March 15, 2017, the procedural steps were in line with what our legal advisors anticipated. Therefore, there were no changes in our management’s judgment regarding the reversal of the provision for lawsuits on this subject.

The prosecution has filed an appeal to this decision and such appeal is still pending judgment. The Company and its advisors estimate that the final decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company. Nevertheless, the elements which are still pending a final decision do not allow us to recognize the asset related to the credits since the original claim began in 2003. According to the preliminary evaluation, based on the available information as of December 31, 2017, the Company estimates the potential tax credit for the food retail segment in a range from R$1,300 million to R$1,850 million. At this moment, the calculation for the cash and carry segment is not completed.

As disclosed in Via Varejo’s financial statements as of and for the year ended December 31, 2017, the tax credits for this subsidiary, classified as discontinued operations, were estimated at approximately R$1,384 million, of which R$425 million is attributed to the Company due to a shareholders’ agreement between us and Grupo Casas Bahia.

The remainder accrued amount for other discussions related to PIS and COFINS, which includes challenges of tax offset and other small amounts, as of December 31, 2017 represent R$184 million, of which R$74 million was for continued operation and R$110 million for discontinued operations (R$204 million as at December 31, 2016, of which R$148 million was for continued operation and R$56 million for discontinued operations).

Taxes and other

The Company recognized, in the 2nd quarter of 2017, the effects of the Special Program on Tax Settlements, or PERT. The subjects are related to the tax assessments over purchase transactions, industrialization and exports sales of soybeans (PIS/COFINS and IRPJ), and non-validation of tax offsets which amounted to the provision of R$146 million, of which R$89 million was for continued operation and R$57 million for discontinued operations.

Additionally, during the 3rd quarter, the Tax Debt Installment Payment Plan (“PEP” - Parcelamento Estadual do Estado de São Paulo) was adopted, related to tax assessments of acquisition of suppliers considered not qualified in the State Finance Department registry, error in application of tax rate and accessory obligations by state tax authorities totaling R$28 million, of which R$6 million was for continued operation and R$22 million for discontinued operations.

We have other tax claims that were deemed probable losses by our legal counsel: (i) disagreement on the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in 2011; (ii) disagreement with the Finance Department on the ICMS tax rate calculated on electricity bills; and (iii) other less relevant issues. The amount we provisioned for these matters as of December 31, 2017 was R$184 million, of which R$183 million was for continued activities and R$1 million for discontinued operations (R$408 million as of December 31, 2016, of wich R$356 million was for continued operation and R$52 million for discontinued operations).

The STF on October 16, 2014, decided that the taxpayers whose trade products included in the “basic consumer products basket” have no right to fully use the ICMS credits. The Company, with the aid of its legal advisors, evaluated and recorded a provision for this matter amounting to R$142 million as of December 31, 2017 (R$153 million as of December 31, 2016), since this claim is considered a probable loss.

Additionally, we are party to some proceedings before the São Paulo state tax authorities, which discuss accessory state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$167 million (R$138 million in December 2016) representing the estimate of probable loss evaluated by management on these proceedings.

We discussed in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, costs. The accrued amount as of December 31, 2017, was R$72 million (R$77 million as of December 31, 2016).

Provisions for tax contingent liabilities were recorded by our subsidiary Via Varejo at the time of the business combination. As of December 31, 2017, the amount recorded was R$90 million in tax contingent liabilities (R$89 million as of December 31, 2016). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

For further information on our tax-related claims, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

During the third quarter of 2016, we reversed most of our contingencies arising from the business combination of Bartira in 2013. The amount reversed consisted of R$6 million of tax contingencies and R$11 million of labor contingence, totaling R$17 million. The remaining balance as of December 31, 2017, was R$1 million (R$1 million as of December 31, 2016).

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2017, we recorded a provision of R$1,284 million, of which R$331 million was for continued operations and R$953 million for discontinued operations (R$950 million as of December 31, 2016 of which R$302 million was for continued activities and R$648 million for discontinued operations) referring to lawsuits whose risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provision for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.

Civil and Other Claims

We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

·

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2017, the provision for these lawsuits was R$125 million, of which R$61 million was for continued operations and R$64 million for discontinued operations (R$121 million as of December 31, 2016 of which R$49 million was for continued activities and R$72 million was for discontinued operations) to which there are no judicial deposits.

As of December 31, 2017, including the lawsuits mentioned above, we had provisions for civil actions of R$314 million, of which R$139 million was for continued operations and R$175 million for discontinued operations, as compared to R$343 million as of December 31, 2016, of which R$141 million was for continued operations and R$202 million for discontinued operations.

Other Contingent Liabilities for Which There Are No Provisions

As of December 31, 2017, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings. See note 21.4 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, IPI credits, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU. As of December 31, 2017, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$11,778 million, of which R$10,159 million was for continued operations and R$1,619 million for discontinued operations, as compared to R$12,221 million as of December 31, 2016, of which R$10,736 million was for continued operations and R$1,485 million for discontinued operations.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims. As of December 31, 2017, the aggregate amount of the possible loss regarding these proceedings was R$689 million, of which R$542 million was for continued operations and R$147 million for discontinued operations, as compared to R$952 million in 2016, of which R$721 million was for continued operations and R$231 million for discontinued operations.

Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS

On May 27, 2009, the Brazilian government enacted Law No. 11,941, or Law 11,941/09, which amends the federal tax laws related to tax debt payments by installments by allowing certain judicial deposits to be deducted and paid in installments.

Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes. During the third quarter of 2009, we adhered to the federal tax installment payment program introduced by Law No. 11,941/09. Our management and local counsel included tax and social security liabilities originated from proceedings, in particular those related to the COFINS tax rate, which totaled approximately R$987 million at that time, and other applicable tax liabilities in the federal tax installment payment program. The balance of the consolidated installments on December 31, 2017 was R$511 million, as compared to R$624 million in 2016.

Law 12,996, dated June 18, 2014, or Law 12,966/14, as amended by Provisional Act - MP 651, dated July 9, 2014, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance. As a result, in the last quarter of 2014, there was a reduction of the provision for risks of R$296 million which represented a gain, net of other negative effects, of R$23 million. In addition, Law 12,996/14 also allowed taxpayers to use tax loss carryforward to settle 70% of the remaining debt balance. Therefore, management settled certain debts, in the total amount of R$366 million (R$256 million of which using tax loss carryforward and R$97 million of which paid in cash and with interest reduction).

We decided to include federal tax debts in the PERT, as per the conditions established on Law no. 13,496, dated October 24, 2017. The program allows the payment in monthly installments, and grants reductions in interest and penalties. We included in the PERT, tax debts accrued related to: (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS); (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and (iii) other tax debts previously classified as possible risks related mainly due to CPMF and other claims. The PERT will be settled integrally in cash, in monthly installments, in 12 years. The balance of the consolidated installments on December 31, 2017 was R$176 million.

Arbitration

Morzan

In June 2012, we received a correspondence from the International Chamber of Commerce, whereby we were notified of a request for arbitration submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), the former parent company of Globex, currently Via Varejo. The arbitration proceeding is related to issues arising from the share purchase agreement entered into by our subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 to acquire 86,962,965 common shares, representing approximately 70.2% of the total voting capital of Via Varejo (the “Via Varejo Purchase Agreement”). The terms of this arbitration are subject to confidentiality clauses.

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

On October 25, 2016, we received a letter from a superintendence of the CVM determining that we pay an additional amount to the original non-controlling shareholders’ of Globex, corresponding to 80% of the indemnification effectively paid to Morzan as a result of the tender offer for Globex’s shares carried out on January 4, 2010. We appealed the CVM decision and were granted a suspended effect of the decision.

In a unanimous decision, the board of commissioners of the CVM, higher instance within the CVM, reverted the superintendence’s order, concluding that the CVM could not extend the indemnification provided for in the arbitration award to Globex's minority shareholders according to due process and the Brazilian code of civil procedure. Considering the favorable decision of the CVM’s board of commissioners, the discussions concerning the extension of the additional amount proportionally paid to Morzan as indemnification to other minority shareholders of Globex were definitely closed.

For further information on the arbitration request by Morzan, see note 1.1 to our audited consolidated financial statements included elsewhere in this annual report.

Península

On September 12, 2017, we announced that we received a notice from the Brazil Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusive interest of the quotaholders of Península.

The arbitration proceeding aims to discuss the calculation of the rental fees and other operational matters related to lease agreements and contracts which we entered into with Peninsula, during the year of 2005, regarding stores owned by Península. These agreements entitled us to the commercial use of the referred real estates for a period of 20 years, which may be extended for an additional 20-year term, at our exclusive criteria.

The proceeding refers to matters related to the application of these agreements and does not affect the continuity of the leases, which are contractually established. We understand that the requests made by Península have no legal grounds and we believe that the arbitration proceeding will be favorable to us.

Notices from CVM to CBD and our Subsidiary Via Varejo

On February 18, 2016, our subsidiary, Via Varejo, received a notice from a superintendence of the CVM challenging the accounting treatment given by Via Varejo in 2013 to the acquisition of the control of Bartira (acquisition of an additional 75% equity interest) and requesting the restatement of the financial statements.

Via Varejo appealed to the board of commissioners of the CVM, requesting suspensive effect of the restatement request, which was granted to the Company on January, 2017. The superintendence of the CVM issued the notice requesting that the board of commissioners reconsider its decision. On April, 2017, the CVM informed that the board of commissioners rejected the superintendence’s request for reconsideration and, therefore, the matter is no longer under discussion.

For further information on this topic, see note 1.2 to our audited consolidated financial statements included elsewhere in this annual report.

Legal Proceedings Related to Cnova

On December 2015, the board of directors of Cnova engaged legal counsel and forensic accountants to perform an internal investigation of alleged employee misconduct related to inventory management at Cnova Brazil’s distribution centers. Subsequently, the scope of the investigation at Cnova Brazil expanded to other facts. The internal investigation was concluded on June 2016. Based on the findings of the investigation, which have been shared with the SEC, Cnova has restated its consolidated financial statements as of and for the years ended December 31, 2013 and 2014 and selected financial information as of and for the year ended December 31, 2012.

Cnova, certain of its current and former officers and directors, and the underwriters of its initial public offering have been named as defendants in a securities class action consolidated in the United States District Court for the Southern District of New York. The plaintiffs asserted claims related to inventory management and material misstatements and omissions in the disclosure regarding Cnova’s net sales and other financial information in Cnova’s Form F-1, filed with the SEC in 2014, in the context of its initial public offering.

On May 22, 2017, the parties signed a memorandum of understanding to settle the class action which contemplated that, among other things, the claims against the defendants would be released and resolved in exchange for a payment of $28,500,000, without the admittance of fault or liability. On October 11, 2017, the court entered an order preliminarily approving the settlement and conditionally certifying the class for purposes of the settlement and scheduled a hearing for final approval on March 15, 2018. The time period to object to, or opt out from, the settlement has passed and no objections or opt out notices were received.

Following the March 15, 2018 hearing, the court entered, on March 19, 2018, the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. In the coming period, notices with more information concerning the settlement will be sent and distributed by the plaintiff’s lawyer to the plaintiff shareholders via Newswire.

The majority of the settlement amount is funded by Cnova’s insurers. The remainder, as well as all expected related costs, are covered by Cnova’s provision recorded in 2016 representing insurance deductible and total expected legal costs. Accordingly, the settlement should have no material impact on Cnova’s net results.

Dividend Policy and Dividends

General

Pursuant to Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year to resolve on the allocation of the results of operations in any year and the distribution of an annual dividend. Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to Brazilian corporate law. Currently, Brazilian corporate law generally requires that each Brazilian corporation distribute, as a mandatory dividend, an aggregate amount equal to at least 25% of the adjusted net profits and adjusted according to Brazilian corporate law. Pursuant to Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend the payment of interim dividends and payment of dividends from other legally available funds to shareholders. Also pursuant to Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of the mandatory dividends in any year in which its management reports to its shareholders’ general meeting that the distribution would be incompatible with the company’s financial condition.

Pursuant to our dividend policy, created by our board of directors on August 3, 2009, we may anticipate our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year.

There was no approval for the anticipation of dividends for the fiscal years of 2016 or 2017 by our board of directors. Nevertheless, interest on shareholders’ equity has been distributed to shareholders in December 2017. For further information see “Item 10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends and Interest on Shareholders’ Equity.” According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2013:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares
					(in R$ millions)
2012	Dividends	June 14, 2013	0.653088073	0.593716430	166
2013	Dividends	May 16, 2013	0.13	0.118182	33
2013	Dividends	August 13, 2013	0.13	0.118182	33
2013	Dividends	November 7, 2013	0.13	0.118182	33
2013	Dividends	June 13, 2014	0.5889348796	0.5353953451	151
2014	Dividends	May 15, 2014	0.14	0.127270	36
2014	Dividends	August 13, 2014	0.14	0.127270	36
2014	Dividends	November 21, 2014	0.14	0.127270	36
2014	Dividends	June 25, 2015	0.76	0.69	194
2015	Dividends	May 28, 2015	0.15	0.136365	38
2015	Dividends	August 8, 2015	0.15	0.136365	38
2015	Dividends	November 11, 2015	0.15	0.136365	38
2015	Dividends	June 23, 2016	0.015073	0.013703	4
2017	Interests on equity	December 15, 2017	0.31524139588	0.28658308716	81
2017	Interests on equity	May 25, 2018	0.354066288	0.321878444	91

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

8B.               Significant Changes

None.

ITEM 9.            THE OFFER AND LISTING

9A.               Offer and Listing Details

Our preferred shares trade on the B3 under the trading symbol PCAR4. In addition, our common shares are listed under the trading symbol PCAR3, although they are not actively traded. See “Item 7A. Major Shareholders” for more information on ownership of our common shares.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the B3:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	(in R$)		(in US$)(1)
2013:	114.70	88.67	48.96	37.85	83,709,400
2014:	115.00	92.30	43.29	34.75	85,324,937
2015:
1st quarter	98.90	88.47	30.83	27.58	83,824,762
2nd quarter	102.69	73.30	33.10	23.63	109,734,899
3rd quarter	75.30	48.76	18.95	12.27	77,605,789
4th quarter	58.80	41.19	15.06	10.55	67,471,834
2016:
1st quarter	51.80	32.90	14.56	9.24	56,527,030
2nd quarter	52.36	40.45	16.31	12.60	44,502,740
3rd quarter	57.25	46.65	17.64	14.37	45,096,527
4th quarter	61.86	49.01	18.98	15.04	50,053,128
2017:
1st quarter	62.24	54.30	19.39	16.92	49,919,631
2nd quarter	76.50	58.06	23.21	17.62	54,802,731
3rd quarter	79.48	63.50	23.35	20.26	67,501,874
4th quarter	80.85	69.12	24.56	21.00	59,726,531
2018:
1st quarter	78.99	63.92	24.09	19.49	69,964,142

________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data—Exchange Rates.”

The following table sets forth, for the most recent six months, the reported high and low sales prices for our preferred shares on the B3:

	High	Low	High	Low	R$ Average Daily Trading Volume
Calendar Period	(in R$)		(in US$)(1)
October 2017	80.85	75.09	25.34	23.54	58,487,473
November 2017	75.41	69.12	23.20	21.27	65,379,796
December 2017	78.93	70.96	23.99	21.57	55,442,751
January 2018	78.99	73.31	24.60	22.83	51,235,326
February 2018	74.70	65.03	24.22	21.09	102,576,408
March 2018	69.00	63.92	21.04	19.49	49,311,015
April 2018 (through April 13, 2018)	71.59	66.48	21.26	19.74	67,323,183

________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data—Exchange Rates.”

Our preferred shares in the form of ADSs trade on the New York Stock Exchange, or NYSE, under the trading symbol “CBD.” Our ADSs commenced trading on the NYSE in May 1997. As of December 31, 2017, the ADSs represented 36.7% of our preferred shares. Each ADS represents one preferred share, without par value. The ADSs are evidenced by ADRs issued by JP Morgan Chase Bank, N.A.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	(in US$ per ADSs)		(in R$ per ADSs)(1)
2013:	56.83	38.98	133.13	91.31	26,667,579
2014:	51.23	35.35	136.08	93.90	25,702,263
2015:
1st quarter	37.32	28.96	119.72	92.90	20,269,579
2nd quarter	34.16	23.67	105.98	73.44	18,320,015
3rd quarter	23.78	11.90	94.48	47.28	14,478,110
4th quarter	15.59	10.44	60.88	40.77	12,550,615
2016:
1st quarter	14.27	8.01	50.79	28.51	10,245,116
2nd quarter	14.99	11.14	48.11	35.76	10,259,850
3rd quarter	17.40	13.98	56.48	45.38	12,472,166
4th quarter	19.38	14.14	63.16	46.08	11,870,080
2017:
1st quarter	19.89	16.96	63.85	54.44	9,689,391
2nd quarter	24.63	18.43	81.16	60.73	11,123,965
3rd quarter	25.35	19.16	79.47	60.06	10,866,187
4th quarter	25.49	20.81	83.91	68.50	7,025,747
2018:
1st quarter	25.10	19.30	82.31	63.29	7,415,709

________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data—Exchange Rates.”

The following table sets forth, for the most recent six months, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	(in US$ per ADSs)		(in R$ per ADSs)(1)
October 2017	25.49	23.23	81.31	74.10	8,145,177
November 2017	23.03	20.81	74.85	67.63	7,997,034
December 2017	23.57	21.67	77.55	71.29	4,774,523
January 2018	25.10	22.63	80.59	72.66	4,873,738
February 2018	23.36	19.97	72.03	61.58	9,341,244
March 2018	21.23	19.30	69.62	63.29	8,215,530
April 2018 (through April 13, 2018)	20.82	19.47	70.11	65.57	8,215,530

________________

(1)   Converted into Brazilian reais at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data—Exchange Rates.”

9B.               Plan of Distribution

Not applicable.

9C.               Markets

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). The B3 is one of the largest exchanges in the world in market capitalization, the second in the Americas and the leader in Latin America.

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

To better control the excess of volatility in market conditions, the B3 has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading day. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, the B3 may determine the suspension of the trading session for a certain period to be defined at its sole discretion. The exchange has also adopted single stocks trading halts to deal with certain high volatility situations.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by the Law 6,385, dated December 7, 1976, or Brazilian Securities Exchange Act, and Brazilian corporate law. The CMN is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian corporate law, a company is either public (companhia aberta) such as we are, or private (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and disclosure of material facts. A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market. The shares of a company listed on the B3 may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the CVM and with the B3. Trading of securities of a public company on the B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the B3.

The Brazilian Securities Exchange Act, Brazilian corporate law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.

Corporate Governance Practices

In 2000, the BM&FBOVESPA, now the B3, introduced three special listing segments, known as Level 1 (Nível 1) and 2 (Nível 2) of differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To be listed on the Level 1 segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (i) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading (at least 25% must be free float); (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards including the disclosure of consolidated financial statements and independent audit revision opinion; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company; and (v) disclose to shareholders an annual corporate events calendar.

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

Disclosure Requirements

According to Brazilian corporate law and CVM regulation, a public company must submit to the CVM and the B3 certain periodic information, including financial statements accompanied by the management discussion and analysis report and independent audit report, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file with the CVM and the B3 our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or events, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

·

establish the concept of a material act or events that gives rise to reporting requirements. Material acts or events include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders or of management of the company, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

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

·	oblige the public company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;

·	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

·

require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

·

require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and

·	forbid trading on the basis of insider information.

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or managers consider that their disclosure will pose a risk to the company’s legitimate interest.

9D.               Selling Shareholders

Not applicable.

9E.               Dilution

Not applicable.

9F.               Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

10A.           Share Capital

As of December 31, 2017, our capital stock consisted of a total of 266,579,430 non-par shares, of which 99,679,851 were common shares and 166,899,579 were preferred shares. As of the same date, our Company held 232,586 preferred shares in treasury. In 2017, we increased our capital stock by 503,503 preferred shares in connection with our New Stock Option Plan.

As of April 26, 2018, our capital stock consisted of a total of 266,629,739 non-par shares, of which 99,679,851 were common shares and 166,949,888 were preferred shares. As of the same date, 232,586 preferred shares were held in treasury and no common shares were held in treasury.

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

Pursuant to Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to:

·	priority in the receipt of fixed or minimum dividend;

·	priority in the reimbursement of capital, with or without premium; or

·	cumulative preferences and advantages established in the items above.

Furthermore, the preferred shares will only be admitted for trading on the B3 if they are entitled to at least one of the following preferences:

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

·

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

Under our by-laws, the preferred shares are entitled to: (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share; (ii) priority in reimbursement of capital, without premium, in case of liquidation; (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from capitalization of reserves of retained earnings; and (iv) receipt of the mandatory dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per share.

Consequently, under our by-laws, to the extent funds are available, dividends and/or interest on shareholders’ equity are paid in the following order: (i) a minimum non-cumulative annual preferred dividend in respect of the preferred shares of R$0.08 per preferred share; and (ii) a dividend that is 10% higher than the mandatory dividend attributed to each common share, including for purposes of this calculation, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share, subject to any determination by our board of directors that such distribution would be incompatible in view of our financial condition.

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

According to Brazilian corporate law, (i) shareholders that jointly hold preferred shares that represent at least 10% of the total capital stock; and (ii) holders of common shares that are not controlling shareholders and represent at least 15% of the total voting stock will have the right to elect one member of the board of directors and an alternate. If non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they jointly hold at least 10% of the total capital, they may elect a member of the board of directors and an alternate director. Only shareholders that can prove that they have held the shares for at least three continuous months may exercise such rights.

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

·         amend our by-laws;

·         delist from CVM (to become a private company);

·         approve the issuance of convertible debentures and secured debentures;

·         elect or dismiss members of the board of directors and of the fiscal council, at any time;

·         receive the management’s accounts and approval of our financial statements, including the allocation of net profits;

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

In addition, our by-laws also establish that a general meeting of our shareholders will have the following duties:

·	approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review of the accounts and reports;

·	appointment and removal of the chairman and the vice-chairman of our board of directors;

·	establishment of the global annual compensation of the members of any management body of the Company including fringe benefits;

·	approval of or amendment to our annual investment plan;

·

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

·

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

·	reduce the percentage of mandatory dividends;

·	change our corporate purpose;

·	merge us into or with another company;

·	spin off a portion of our assets or liabilities;

·	approve our participation in a group of companies (as defined in Brazilian corporate law);

·	apply for cancellation of any voluntary liquidation;

·	merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

·	approve our dissolution.

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

According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares that they already hold. However, if an issuance of shares changes the existing proportion of classes and types of shares, then (i) the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and; (ii) if necessary to maintain such shareholders’ ownership proportional with regard to the total capital stock, they may subscribe for other classes or types of shares.

Our board of directors is authorized to eliminate preemptive rights with respect to the issuance of shares, debentures convertible into shares and subscription warrants, provided that the distribution of such shares is effected (i) through a stock exchange or in a public offering; or (ii) through an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

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

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (a) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company; (b) a spin-off; or (c) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

In addition, the rights of withdrawal in items (v), (vi), (vii) and (vii), above, may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are listed in the B3, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

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

The B3 operates a clearing house through CBLC. CBLC is also responsible for settlement and custody of the shares. The payment of dividends, bonuses and other corporate events is managed by Central Depositária, which is a department of the B3.

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

10C.           Material Contracts

On December 4, 2009, we entered into an association agreement with Via Varejo, the Klein Family and Casa Bahia Comercial which was later amended on July 1, 2010. Under the association agreement, (i) Via Varejo had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of July 1, 2010 and (ii) the parties undertook to ascertain the balance of indemnity rights to be paid by one party to another, among other related expenses on November 8, 2016 (i.e. six years after the closing of the transaction).

On July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to (i) ascertain the liabilities for losses and damages incurred by Via Varejo and the Klein family until July 1, 2010; (ii) consolidate the procedures for indemnification of potential losses and damages of Via Varejo and the Klein family before and after July 1, 2010; and (iii) adjust the guarantees provided by GPA on the lease agreements entered into between Via Varejo and the Klein family. Pursuant to the terms of that agreement, it was established that (i) Casa Bahia Comercial would pay R$ 70.2 million to Via Varejo in instalments over 2017, subject to the SELIC rate, as the outstanding amount of indemnifying losses incurred until November 8, 2016; and (ii) Via Varejo would pay a fee to us on an arm’s length basis in connection with corporate guarantees provided by us to secure the lease agreements entered into by Via Varejo and Casa Bahia Comercial. The parties also agreed on the proceedings to be taken to determinate the liability of each party regarding claims occurred on and after November 8, 2016.

For further information regarding actions taken after November 8, 2016, see “Item 7B. Related Party Transactions––Related Party Transactions Relating to Discontinued Operations––Indemnity with the Klein Family” and note 12(v) to our audited consolidated financial statements included elsewhere in this annual report.

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

10E.           Taxation

This summary contains a description of the main Brazilian and U.S. federal income tax consequences applicable to the purchase, ownership and disposal of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

This summary is based upon federal tax laws of Brazil and the federal income tax laws of the United States in effect as of the date hereof, which are subject to change and differing interpretations. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Third Amended and Restated Deposit Agreement, dated as of December 7, 2015, among us, JP Morgan Chase Bank, N.A., as the depositary and the owners from time to time of ADRs, and any related documents, will be performed in accordance with its terms.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such  treaty would affect a U.S. holder of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Brazilian Holder”). It is based on Brazilian law as currently in effect, which is subject to change,, and to differing interpretations. Any change in this law may change the consequences described below. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Taxation of Dividends

Dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us to the depositary in respect of preferred shares underlying ADS or to a Non-Brazilian Holder in respect of preferred shares, are exempt from withholding income tax.

Law No. 12,973/14, dated May 13, 2014, or Law 12,973, also modified the tax treatment for the income derived by foreign subsidiaries of Brazilian companies. As of January 1, 2015, income earned by the foreign subsidiaries became subject to taxation in Brazil on a year-end basis regardless of the distribution of such income in the form of dividends, or capital gains or any other modality of disposal of such income.

Law 12,973 also authorized foreign subsidiaries of Brazilian companies to obtain a limited percentage of tax credits derived from income these companies obtain abroad. This benefit is only granted to foreign subsidiaries with activities on certain sectors of the economy and, in any case, will only be applicable until 2022.

Distribution of Interest on Shareholders’ Equity

In accordance with the Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making ordinary dividend distributions. Such interest is calculated by reference to the TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

i.

50% of the current net profits (before the distribution and before any deductions for calculating income taxes into account), as measured in accordance with generally accepted accounting principles in Brazil for the period in respect of which the payment is made; or

ii.	50% of the balance of retained earnings (before computing the profits of the current year) as measured in accordance with generally accepted accounting principles in Brazil.

Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for purposes of calculating Brazilian corporate income tax and social contribution on net profits provided that the limits described above are observed. Nevertheless, such payments will be subject to withholding income tax at the rate of 15%, or 25% if: (i) the Non-Brazilian Holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%; or (ii) where local legislation imposes restrictions on the disclosure (a) of the shareholding composition, (b) of the ownership of the investment or (c) of the identity of the effective beneficiary of the income attributed to non-residents (“Low or Nil Taxation Jurisdiction”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity msut be proposed by our board of directors and subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Taxation of Gains

According to Law No. 10,833, dated December 29, 2003, or Law 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil. In this sense, on the disposal of the preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposal is conducted in Brazil or abroad and by a Brazilian resident or not.

Regarding the ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident are arguably not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law 10,833. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident. As a result, gains on a disposal of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident in the event that Brazilian courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for preferred shares should not be subject to Brazilian income tax, since as described above, ADSs would not constitute assets located in Brazil for purposes of Law 10,833. With reference to the deposit of preferred shares in exchange for ADSs, the difference between the acquisition cost of the preferred shares and the market price of the preferred shares may be subject to Brazilian income tax. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case that a Non-Brazilian Holder is a 4,373 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

Under Brazilian law, income tax rules on such gains can vary, depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian holder before the Central Bank (“portfolio investment” made under Resolution No. 4,373, dated September 29, 2014, or “foreign direct investment” made under Law No. 4,131, dated September 3, 1962) and how the disposal is carried out, as described below.

Capital gains assessed by a Non-Brazilian Holder on a disposal of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

i.

exempt from income tax when assessed by a Non-Brazilian Holder that (a) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373, of September 29, 2014, (“4,373 Holder”); and (b) is not a resident in a Low or Nil Taxation Jurisdiction; or

ii.	subject to income tax in any other case, including a case of gains assessed by a Non‑Brazilian Holder that is not a 4,373 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

Any other gains assessed on a disposal of the preferred shares that is not carried out on a Brazilian stock exchange are regularly subject to income tax. In that sense, Law No. 13,259 of March 17, 2016, established that, as of January 2017, capital gains derived by Brazilian individuals and Non-Brazilian Holders (Normative Ruling No. 1,732/17) are subject to progressive taxation and the rate may vary from 15% up to 22.5% depending on the portion of gains. However, for residents in a Low or Nil Taxation Jurisdiction, the gain is still subject to income tax at the fixed rate of 25%.

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by a Non-Brazilian Holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the progressive rate from 15% to 22.5% and 25% for residents in a Low or Nil Taxation Jurisdiction.

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

On June 24, 2008, Law No. 11,727, or Law 11,727, added the fourth paragraph to article 24 of Law No. 9,430, dated December 27, 1996, or Law 9,430, and introduced a new concept of “Privileged Tax Regime.” According to the enacted article 24-A of Law 9,430 the tax regime is considered as such if it (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

The Normative Ruling No. 1,037/10, which sets forth the updated list of countries or jurisdictions deemed by Brazilian tax authorities to provide favorable taxation and privileged tax regimes, made evident the acknowledgement by tax authorities that tax legislation does not provide for a singular concept of the so-called “tax haven.” Rather, there are cases of Low or Nil Taxation Jurisdiction and there are cases of Privileged Tax Regime, which must be analyzed separately. The provisions of Law No. 11,727/08 that refer to the “Privileged Tax Regime” came into effect on January 1, 2009.

In principle, the best interpretation of Law No. 11,727 leads us to conclude that the concept of “Privileged Tax Regime” should be solely applied for purposes of transfer pricing rules in export and import transactions (Law No. 9,430) and thin capitalization rules (Law No. 12,249, dated June 11, 2010).

Thus, to income and gains realized by foreign investors that invest in the Brazilian financial and capital markets (4,373 Holders), the relevant concept is the one that makes reference to “countries that tax income at a rate lower than 20%,” as provided by article 7 of Law No. 9,959, dated December 23, 1997 (i.e. only Low or Nil Taxation Jurisdiction in its strict sense) and the countries listed in the article one of the Normative Ruling No. 1,037/10.

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

This summary does not purport to address all of the material U.S. federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, certain U.S. holders who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

iii.	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

iv.

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States; (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date; and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, subject to the discussion below, we do not currently expect to become a PFIC for our 2018 taxable year. However, as discussed above in the “Explanatory Note” on page 4 of this annual report and in note 32 to our audited consolidated financial statements, on November 23, 2016, our board of directors approved the sale of our shareholdings in Via Varejo, but the sale has not yet been conducted. Depending on the nature and amount of proceeds realized upon the sale of Via Varejo and our use (including timing of use) of such proceeds, it is possible that this sale could cause us (and we cannot assure you that this sale will not cause us) to become a PFIC for U.S. federal income tax purposes with respect to the taxable year in which such a sale occurs. Further, whether or not such a sale occurs, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year. However, as described above under “—U.S. Federal Income Tax Considerations—Taxation of Distributions,” while we do not currently expect to become a PFIC for our 2018 taxable year, depending on the nature and amount of proceeds realized upon the sale of Via Varejo and our use (including timing of use) of such proceeds, it is possible that this sale could cause us to become a PFIC for U.S. federal income tax purposes with respect to the taxable year in which such a sale occurs. Further, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

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

U.S. Information Reporting and Backup Withholding

A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale, exchange or other taxable disposition of preferred shares or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required; or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities.

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

10F.            Dividends and Paying Agents

Not applicable.

10G.           Statement by Experts

Not applicable.

10H.           Documents on Display

We are subject to the information requirements of the Exchange Act, pursuant to which we file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. You may also inspect these reports and other information at the offices of the New York Stock Exchange Inc., 120 Broad Street, New York, New York 10005, on which our ADSs are listed.

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

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2017.

	Expected Maturity Date
	As of December 31, 2017
	2018	2019	2020	2021	2022	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks in reais(1)	464	-	-	-	-	-	464	-	464
Cash equivalents denominated in reais	3,328	-	-	-	-	-	3,328	-	3,328	98.07% of CDI
Total cash and cash equivalents	3,792	-	-	-	-	-	3,792	-	3,792

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(2)	210	333	156	-	-	-	699	-	699	(104.5% of CDI) + (2.57% per year USD)
Floating rate, denominated in euros(3)	220	-	-	-	-	-	220	(1)	219	(100.5% of CDI) + (1.99% per year euro)
Floating rate, denominated in reais	283	29	17	13	13	36	391	(4)	385	(103.81% of CDI) + (TR + 9.98% per year)
Floating rate, denominated in reais	8	8	8	9	9	3	45	-	32	(3.88% per year)
Floating rate, denominated in reais	51	59	37	18	2	27	194	-	195	(97.12% of CDI) + (1.32% of IGPDI) + (23.87% per year)
Total loans and financing	772	429	218	40	24	66	1,549	(5)	1,530
Debentures floating rate, denominated in reais..	489	1,463	1,080	-	-	-	3,032	(17)	3,003	(99.84% of CDI)
Total liabilities	1,261	1,892	1,298	40	24	66	4,581	(22)	4,533

________________

(1)   Cash and banks include 68 million U.S. dollars.

(2)   Originally U.S. dollar-denominated and swapped to CDI.

(3)   Originally euro-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2015	2016	2017
CDI(1)	13.2%	14.0%	9.9%
TJLP(2)	7.0%	7.5%	7.0%

________________

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

Between mid-2003 and 2008 the real appreciated significantly against the U.S. dollar and in August 2008 reached R$1.559 per US$1.00. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011, 2012, 2013 and 2014 the real depreciated against the U.S. dollar and reached at year end 2014 R$2.656 per US$1.00. During 2015 the real further depreciated against the U.S. dollar and on December 31, 2015, the exchange rate was R$3.905 per US$1.00. During 2016, the real appreciated against the U.S. dollar and on December 31, 2016, the exchange rate was R$3.2591 per US$1.00.  During 2017, the real appreciated against the U.S. dollar and on December 31, 2017, the exchange rate was R$3.308 per US$1.00.  On April 15, 2018, the real/U.S. dollar exchange rate was R$3.411 per US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar and euro. Foreign currency-denominated liabilities as of December 31, 2017, included debt denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar and/or euro-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$7 million as of December 31, 2017, compared to R$177 million as of December 31, 2016 and R$722 million as of December 31, 2015. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar‑denominated debt.

The table below provides information on our debt outstanding as of December 31, 2017:

	Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	210	333	156	-	-	-	699	699
Euros(2)	219	-	-	-	-	-	219	219
Reais	341	95	62	40	24	65	626	612
Total loans and financing	770	428	218	40	24	65	1,544	1,530
Debentures and promissory note
Reais	481	1,456	1,079	-	-	-	3,016	3,003
Total Debentures	481	1,456	1,079	-	-	-	3,016	3,003

________________

(1)   Originally U.S. dollar-denominated and swapped to CDI.

(2)   Originally euro-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar and/or euro-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See note 18 to our audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2017, the originally U.S. dollar and/or euro-denominated debt of R$918 million and R$1,710 million as of December 31, 2016, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2018	2019	2020	2021	2022	There– after	Total	Fair Value of Assets (Liabilities)	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
U.S. dollars to reais	168	330	165	-	-	-	663	663	(100.5% over CDI)	(USD + 2.57% per year)
Euros to reais	200	-	-	-	-	-	200	200	(104.70% over CDI)	Euro + 1.99% per year)

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

·        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

·        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	· Any cash distribution to ADS registered Holders
US$.05 (or less) per ADS per calendar year (or portion thereof)

·       Services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision)

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

From January 1, 2017, until December 7, 2017, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank of our ADS program during that period, the amount of US$3.16 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act, is recorded, processed, summarized and reported within the specified time periods. The Company’s chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2017, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2017, are effective at the reasonable assurance.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, management believes that as of December 31, 2017, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-2 of this annual report.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(d) under the Exchange Act) during the year ended December 31, 2017, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

16B.           Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer, which was amended by our board of directors on July 27, 2016. This Code of Ethics of the Company complies with item 5.8 of the New Listing Regulation for Corporate Governance Level 1 issued by the B3 and is available at our website www.gpari.com.br and at www.cvm.gov.br. We intend to make publicly available on this website any amendments to our code of ethics. Information from that website is not incorporated by reference into this document.

16C.           Principal Accountant Fees and Services

Ernst &Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2016. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2015, 2016 and 2017, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2015	2016	2017
	(in millions of R$)
Audit Fees	8.2	10.2	7.8
Audit–Related Fees	-	0.5	-
Tax Fees	-	-	0.9
All Other Fees	-	-	-
Total	8.2	10.7	8.7

Audit Fees

Audit fees are fees for: (i) (a) the audit of our consolidated financial statements for the year of 2017, (b) the reviews of our quarterly financial information for the year of 2017, and (c) the audit of our internal control over financial reporting for 2017, which were billed in 2017; and (ii) (a) the audit of the consolidated financial statements for the year of 2016, and (b) the audit of the internal control over financial reporting of our indirect subsidiary Cnova Brazil, which were billed in 2017.

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

In the beginning of 2014 and in 2013, these functions were performed by our fiscal council, which was then installed. None of the fees paid to our independent accountant were approved pursuant to the de minimis exception.

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

16G.           Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on the B3, we are required to comply with the corporate governance standards set forth in Brazilian corporate law and the rules of CVM. The following is a summary of those differences.

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

Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting. Currently our board of directors consists of 11 members selected by our shareholders, consisting of three representatives of the Casino Group, three representatives of Éxito Group, one representative of the Company’s management and four external and independent directors of Éxito Group, one representative of the Company’s management and four external and independent directors.

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

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate; (ii) meets the SEC rules regarding audit committees for listed companies; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council or the audit committee, as the case may be, with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit department and our internal control department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our audit committee as well as to our chief executive officer. Our audit committee and chief executive officer, in turn, report to our board of directors.

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

PART II

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

4.(b)(5)	English translation of Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A.and Companhia Brasileira de Distribuição.(4)

4.(b)(6)

English translation of First Amendment, dated May 10, 2016, to the Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição.(4)

4.(b)(7)

Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(5)

4.(b)(8)

Companhia Brasileira de Distribuição Shareholders’ Agreement, dated August 20, 2015, among Wilkes Participações S.A., Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A., and, as Intervening Parties, Companhia Brasileira de Distribuição, Segisor S.A.S. and Onper Investments 2015, S.L.(5)

4.(b)(9)	Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016. (6)
4.(b)(10)	Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016.
6.1	See note 4.22 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3.1 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Chief Financial Officer.*
________________
(1)	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-207667).
(2)	Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.
(3) (4)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015. Incorporated herein by reference to our annual report on Form 20-F filed on September 9, 2016.
(5)	Incorporated herein by reference to our 6-K filed on August 28, 2015.
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on May 10, 2017.
(7)	Incorporated herein by reference to our annual report on Form 20-F filed on May 10, 2017.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:     /s/ Ronaldo Iabrudi

Name: Ronaldo Iabrudi

Title: Chief Executive Officer

By:     /s/ Christophe Hidalgo

Name: Christophe Hidalgo

Title: Chief Financial Officer

Dated: April 27, 2018

Companhia Brasileira
de Distribuição and subsidiaries

Consolidated Financial Statements as of

December 31, 2017 and 2016 and for the
Years Ended December 31, 2017, 2016 and

2015 and Report of Independent

Registered Public Accounting Firm

Companhia Brasileira de Distribuição

Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of operations and comprehensive income (loss),  changes inshareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended December 31, 2017,  in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the financial statements of Via Varejo S.A., a Company’s subsidiary, whose assets, liabilities and operations are presented as discontinued operations as of December 31, 2017.  Via Varejo S.A.’s total assets constitute 48% of the Company´s total consolidated assets as of December 31, 2017 and its net income constitute 44% of the Company´s  consolidated net income for the year ended December 31, 2017. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Via Varejo S.A., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since January 1st, 2017.

São Paulo, Brazil
April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on Internal Control over Financial Reporting

We have audited Companhia Brasileira de Distribuição’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Companhia Brasileira de Distribuição (the Company), based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Via Varejo S.A., a Company’s subsidiary, whose assets, liabilities and operations are presented as discontinued operations as of December 31, 2017. Via Varejo S.A.’s total assets constitute 48% of the Company´s total consolidated assets as of December 31, 2017 and its net income constitute 44% of the Company´s  consolidated net income for the year ended December 31, 2017. The effectiveness of Via Varejo S.A.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Via Varejo S.A.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the  consolidated balance sheets of the Company and subsidiaries as of December 31, 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes and our report dated April 26, 2018 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

April 26, 2018

Companhia Brasileira de Distribuição

Consolidated Statements of Operations and Comprehensive Income (loss)

Years ended December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, except earnings per share)

	Note	2017	2016	2015

Net operating revenue	25	44,634	41,454	37,198
Cost of sales	26	(33,931)	(31,933)	(28,123)
Gross profit		10,703	9,521	9,075
Operating expenses, net
Selling expenses	26	(6,804)	(6,567)	(5,922)
General and administrative expenses	26	(972)	(884)	(766)
Depreciation and amortization		(779)	(707)	(650)
Other operating expenses, net	27	(579)	(567)	(206)
		(9,134)	(8,725)	(7,544)
Profit from operations before net financial expenses and share of profit of associates		1,569	796	1,531

Financial expenses, net	28	(730)	(903)	(768)
Share of profit of associates	13	(60)	60	81
Income (loss) before income tax and social contribution		779	(47)	844

Income tax and social contribution	20	(297)	(24)	(229)

Net income (loss) for the year from continued operations		482	(71)	615
Net income (loss) for the year from discontinued operations after tax		383	(1,005)	(891)
Net income (loss) for the year		865	(1,076)	(276)

Other comprehensive income (loss) for the year, net of income tax
-Items that may be reclassified subsequently to statement of operations:
Foreign currency translation		(17)	234	(219)
Hedging instruments designated on hedge of the net assets of foreign operations		-	-	(1)
-Items that will not be reclassified subsequently to statement of operations:
Other comprehensive income		(1)	(3)	(2)

Other comprehensive income (loss) for the year, net of income tax		(18)	231	(222)
Total comprehensive income (loss) for the year		847	(845)	(498)

Net income (loss) for the year attributed to:
Controlling shareholders from continued operations		482	(71)	615
Controlling shareholders from discontinued operations		137	(411)	(350)
Total of controlling shareholders		619	(482)	265

Non-controlling shareholders from discontinued operations		246	(594)	(541)
Total of non-controlling shareholders		246	(594)	(541)

Total comprehensive income (loss) for the year attributed to:
Controlling shareholders		601	(395)	177
Noncontrolling shareholders		246	(450)	(675)
		847	(845)	498

Earnings (loss) per share (R$/share) – controlling shareholders’	29
Basic
Preferred – continued and discontinued operations		2.40692	(1.81669)	1.03245
Common – continued and discontinued operations		2.18810	(1.81669)	0.93859
Preferred – continued operations		1.87356	(0.26891)	2.39760
Common – continued operations		1.70324	(0.26891)	2.17964

Diluted
Preferred – continued and discontinued operations		2.39074	(1.81669)	1.03014
Common – continued and discontinued operations		2.18073	(1.81669)	0.93859
Preferred – continued operations		1.86188	(0.26891)	2.39222
Common – continued operations		1.69955	(0.26891)	2.17964

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2017 and 2016

(In millions of Brazilian reais)

	Note	2017	2016

Current assets
Cash and cash equivalents	7	3,792	5,112
Trade receivables, net	8	632	543
Other receivables	9	271	126
Inventories, net	10	4,822	4,641
Recoverable taxes	11	596	674
Prepaid expenses		112	97
Other current assets		34	155
Assets held for sale	32	22,961	20,303
Total current assets		33,220	31,651

Noncurrent assets
Trade receivables, net	8	80	-
Other receivables	9	642	612
Recoverable taxes	11	1,747	632
Derivative financial instruments	18.1	28	-
Deferred income tax and social contribution	20	121	170
Related parties	12	25	17
Restricted deposits for legal proceedings	21.5	762	661
Prepaid expenses		43	45
Investments in associates	13	177	316
Investment properties		21	23
Property and equipment, net	14	9,138	9,182
Intangible assets, net	15	1,924	1,908
Total noncurrent assets		14,708	13,566
Total assets		47,928	45,217

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2017 and 2016

(In millions of Brazilian reais)

	Note	2017	2016

Current liabilities
Trade payable, net	16	8,128	7,232
Borrowings and financing	17	1,251	2,957
Payroll and related taxes		640	614
Taxes and contributions payable and taxes payable in installments	19	301	254
Related parties	12	153	147
Dividends payable	24.10	78	-
Financing of property		116	116
Rent payable		128	110
Deferred revenue	23	146	224
Pass-through liabilities		14	15
Customer loyalty programs		-	28
Other current liabilities		213	253
Liabilities related to assets held for sale	32	17,824	15,632
Total current liabilities		28,992	27,582

Noncurrent liabilities
Borrowings and financing	17	3,337	2,912
Deferred income tax and social contribution	20	394	317
Tax payable in installments	19	566	540
Provision for contingencies	21	1,107	1,177
Deferred revenue	23	22	24
Provision for losses on investments in associates	13	165	22
Other noncurrent liabilities		53	46
Total noncurrent liabilities		5,644	5,038
Shareholders’ equity
Share capital	24	6,822	6,811
Capital reserves		355	331
Earning reserves		3,174	2,718
Other comprehensive income (loss)		(18)	-
		10,333	9,860
Non controlling interest		2,959	2,737
Total shareholders’ equity		13,292	12,597
Total liabilities and shareholders’ equity		47,928	45,217

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2017, 2016 and 2015

 (In millions of Brazilian reais)

		Controlling Shareholders
		Capital reserves		Earnings reserves					Other compre-hensive income (loss)	Total	Non-controlling interest	Total
	Share Capital	Other reserves	Stock options	Legal	Expan-sion	Treasury shares	Retained earnings	Appropriated earnings
Balance at December 31, 2014	6,792	7	275	413	1,809	(7)	1,187	-	1	10,477	3,717	14,194
Other comprehensive income:
Net income for the year	-	-	-	-		-		265	-	265	(541)	(276)
Foreign currency translation (note 24.6)	-	-	-	-	-	-	-	-	(86)	(86)	(133)	(219)
Investment hedge									(1)	(1)	-	(1)
Other	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income (loss) for the year	-	-	-	-	-	-	-	265	(88)	177	(675)	(498)
Capital increase (note 24.1)	14	-	-	-	-	-	-	-	-	14	-	14
Share-based expenses (note 24.5)	-	-	11	-	-	-	-	-	-	11	-	11
Share-based expenses - subsidiaries (note 24.5)	-	-	9	-	-	-	-	-	-	9	5	14
Transfer to expansion reserve	-	-	-	-	815	-	(815)	-	-	-	-	-
Appropriation of income to legal reserve	-	-	-	13	-	-	-	(13)	-	-	-	-
Proposed dividends	-	-	-	-	-	-	-	(115)	-	(115)	-	(155)
Transfer to earnings reserve	-	-	-	-	-	-	137	(137)		-	-	-
Transactions with noncontrolling interest	-	-	-	-	-	-	(60)	-	-	(60)	(30)	(90)
Settlement of equity instruments (note 24.9)	-	-	-	-	-	-	(150)	-	-	(150)	-	(150)
Put option – CD Colombia (note 24.8)	-	-	-	-	-	-	(9)	-	-	(9)	(19)	(28)
Balance at December 31, 2015	6,806	7	295	426	2,624	(7)	290	-	(87)	10,354	2,998	13,352
Other comprehensive income:
Loss for the year	-	-	-	-		-		(482)	-	(482)	(594)	(1,076)
Foreign currency translation (note 24.6)	-	-	-	-	-	-	-	-	88	88	146	234
Other	-	-	-	-	-	-	-	-	(1)	(1)	(2)	(3)
Comprehensive income (loss) for the year	-	-	-	-	-	-	-	(482)	87	(395)	(450)	(845)
Capital increase (note 24.1)	5	-	-	-	-	-	-	-	-	5	-	5
Share-based expenses (note 24.5)	-	-	21	-	-	-	-	-	-	21	-	21
Share-based expenses - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	8	5	13
Transfer to Appropriation of income to expansion reserve	-	-	-	-	119	-	(119)	-	-	-	-	-
Proposed dividends - additional (note 24.10)	-	-	-	-	-	-	(4)	-	-	(4)	-	(4)
Absorption of losses	-	-	-	-	(444)	-	(38)	482	-	-	-	-
Transactions with noncontrolling interest (note 24.7)	-	-	-	-	-	-	(138)	-	-	(138)	165	27
Put option - CD Colombia (note 24.8)	-	-	-	-	-	-	9	-	-	9	19	28
Balance at December 31, 2016	6,811	7	324	426	2,299	(7)	-	-	-	9,860	2,737	12,597
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	619	-	619	246	865
Foreign currency translation (note 24.6)	-	-	-	-	-	-	-	-	(17)	(17)	-	(17)
Other	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	619	(18)	601	246	847
Capital increase (note 24.1)	11	-	-	-	-	-	-	-	-	11	-	11
Share-based expenses (note 24.5)	-	-	16	-	-	-	-	-	-	16	-	16
Share-based expenses - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	8	3	11
Appropriation of income to legal reserve	-	-	-	31	-	-	-	(31)	-	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(81)	-	(81)	(20)	(101)
Gain (loss) equity interest	-	-	-	-	-	-	(2)	-	-	(2)	2	-
Transfer to expansion reserve	-	-	-	-	429	-	-	(429)	-	-	-	-
Proposed dividends (note 24.10)	-	-	-	-	-	-	-	(78)	-	(78)	(9)	(87)
Transactions with noncontrolling interest (note 24.7)	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)
Balance at December 31, 2017	6,822	7	348	457	2,728	(7)	(4)	-	(18)	10,333	2,959	13,292

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2016 and 2015

(In millions of Brazilian reais)

	2017	2016	2015

Cash flow provided by (used in) operating activities
Net income (loss) for the year	865	(1,076)	(276)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax (note 20)	(38)	(113)	135
Loss on disposals of property and equipment	247	203	148
Depreciation and amortization	833	1,089	1,102
Financial charges	947	1,272	1,154
Share of profit of associates (note 13)	34	(81)	(112)
Provision for contingencies	675	1,080	246
Share-based expenses	24	29	25
Allowance for doubtful accounts (note 8.3)	722	609	556
Allowance for losses on inventory obsolescence and damages (note 10.2)	(1)	44	57
Deferred revenue (note 23)	(394)	(372)	(161)
Other operating (income) expenses	(723)	-	15
Gain on sale of subsidiaries	-	(94)	-
	3,191	2,590	2,889
Changes in operating assets and liabilities
Trade receivables	(2,115)	(1,259)	(434)
Inventories	(1,505)	107	(261)
Recoverable taxes	(321)	(709)	(434)
Other assets	(60)	118	(140)
Related parties	153	(470)	(324)
Restricted deposits for legal proceedings	(366)	(218)	(82)
Trade payables	3,059	(1,486)	2,503
Payroll, related taxes	103	134	159
Taxes and social contributions payable	(127)	55	42
Income taxes and contributions paid	(119)	(132)	(234)
Provision for contingencies	(447)	(415)	(351)
Deferred revenue	(8)	660	750
Other liabilities	148	(279)	397
Dividends and interest on own capital receivable	309	-	152
	(1,296)	(3,894)	1,743

Net cash provided by (used in) operating activities	1,895	(1,304)	4,632

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2017, 2016 and 2015

(In millions of Brazilian reais)

	2017	2016	2015

Cash flow (used in) provided by investing activities
Purchase of property and equipment (note 14.3)	(1,402)	(1,265)	(1,581)
Purchase of intangible assets (note 15.3)	(311)	(279)	(404)
Proceeds from sales of property and equipment	121	55	82
Proceeds from sale of subsidiary	-	137	51
Payment by Via Varejo to Cnova N.V. for the exchange of shares	-	(47)	-
Net deconsolidated cash related to Cnova NV (discontinued operations) (note 32.1)	-	(621)	-
Net cash used in investing activities	(1,592)	(2,020)	(1,852)

Cash flow (used in) provided by financing activities
Capital increase	11	5	14
Proceeds from borrowings and financing (note 17.2)	7,789	8,082	6,389
Payments of borrowings and financing (note 17.2)	(9,785)	(7,481)	(9,301)
Dividends paid	(101)	(4)	(434)
Installments payments on acquisition of subsidiary	(8)	(79)	(74)
Transactions with non-controlling shareholders	-	-	(4)
Financing with related parties	-	952	404
Net cash flow (used in) provided by financing activities	(2,094)	1,475	(3,006)

Net decrease in cash and cash equivalents	(1,791)	(1,849)	(226)

Cash and cash equivalents at the beginning of the year	9,142	11,015	11,149
Exchange rate in cash and cash equivalents	-	(24)	92
Cash and cash equivalents at the end of the year	7,351	9,142	11,015

	2017	2016
Cash and cash equivalents reconciliation:
Cash and cash equivalents as per the cash flow	7,351	9,142
Cash and cash equivalents as per the balance sheet	3,792	5,112
Cash included in assets held for sale and discontinued operations (note 32.2)	3,559	4,030

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products, through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 32) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, and “Cdiscount.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration and CVM notice about Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by the International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”) former controller of Globex Utilidades S.A. Such decision was amended on January 27, 2016 without significant changes. The obligation arising from the arbitration totalled R$233, including legal fees, which was fully settled on April 1, 2016.

On October 25, 2016, the Company received a notice from the Securities Registration Office (“SRE”) of the Brazilian Securities Exchange Commission (“CVM”) stating that the Company should pay an indemnification equivalent to 80% of the amount effectively paid to Morzan to the non-controlling shareholders´ of Globex Utilidades S.A (“Globex”) who joined the Shares Offer made on January 4, 2010, resulting in the control disposal of Globex. The Company filed an appeal to CVM’s commissioners’ board, obtaining a suspensive effect of the notice until final decision. Management estimated an indemnification of R$150.

On October 3, 2017 the CVM’s comissions’ board analyzed the appeal filed by the Company and unanimously decided to fully amend the SRE Decision, understanding that the CVM could not extend the indemnification provided for in the Arbitration Award to Globex's non-controlling shareholders’. Considering this favorable decision, it is not expected that there will be no further discussions about this matter.

1.2.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received notice 18/2016-CVM/SEP/GEA-5 from the CVM containing the understanding of the Superintendence of Business Relations – SEP in relation to certain accounting treatment adopted on certain corporate transactions at Via Varejo in 2013. Due to the effects in its consolidated financial statements the Company received the notice 19/2016-CVM /SEP/GEA-5.

CVM’s technical area expressed different understanding on the accounting treatment applied on the acquisition of the additional 75% interest of Indústria de Móveis Bartira (“Bartira”) by Via Varejo.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.2.   Notices from CVM to GPA and subsidiary Via Varejo - Continued

Via Varejo and the Company filed an appeal against such decision to the CVM’s Board of Commissioners, and on January 26, 2017 CVM reported to the Company that (i) the CVM’s Board of Commissioners agreed with the accounting treatment adopted by Via Varejo and no restatement was needed; and (ii) The CVM’s SEP filed an appeal of reconsideration of the CVM’s Board of Commissioner’s decision. On April 20, 2017 Via Varejo received the Notice 91/2017-CVM/SEP/GEA-5 informing that the CVM's Board of Commissioners rejected the request for reconsideration of CVM SEP, the matter being closed.

1.3.   Agreement between CBD, Via Varejo and Grupo Casas Bahia

On July 4, 2017, Via Varejo signed an agreement, together with the Company, for the settlement of losses and damages related to the “Acordo de Associação” (Indemnification Agreement) signed on July 1, 2010, incurred until November 8, 2016, as well established warranties for the obligations of Grupo Casas Bahia to indemnify potential contingencies, not yet settled at November 8, 2016.

As part of the agreement, Via Varejo and Grupo Casas Bahia agreed to offset reciprocal obligations, remaining a balance of R$13 to be paid by the Grupo Casas Bahia to Via Varejo during 2018.

As a warranty for potentially indemnifiable contingencies, personal guarantee of Grupo Casas Bahia shareholders’ was provided, in addition to, the mortgage on properties for the total amount of potential contingencies identified.

In the board of director’s meeting on July 24, 2017, according to the related parties’ policy, the special committee favorably recommended to the board of directors the approval of the Agreement by the Company, which was approved by the board.

As a result of this agreement, the Company recognized on its financial statements for the year ended in December 31, 2017, a loss on discontinued operations of R$97.

1.4.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years as from their respective execution date, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The Company and its legal advisors understand that the Proceeding will be favorable to CBD.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

2.      Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. The consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of subsidiaries located abroad is the local currency of each jurisdiction.

The consolidated financial statements for the year ended December 31, 2017 were approved by the Board of Directors on April 26, 2018.

As a result of the ongoing process for the sale of the subsidiary Via Varejo S.A. (note 32) and in accordance to IFRS 5 – Noncurrent Assets Held for Sale and Discontinued Operation, the consolidated financial statement of operations and comprehensive income for the years ended December 31, 2017, 2016 and 2015 are presented with the effects of this transaction. The consolidated statements of cash flows include the cash flows from continued and discontinued operations. The details of the cash flows from discontinued operations are disclosed in Note 32.2.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - % (rounded)
	2017	2016
Companies
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”) (****)	100	10
Sendas Distribuidora S.A. (“Sendas”)	100	100
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100	100
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100	100
CBD Holland B.V. (“CBD Holland”)	100	100
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100	100
GPA Logística e Transporte Ltda. (“GPA Logística”)	100	100
Via Varejo S.A. (“Via Varejo”) (*)	43	43
Via Varejo Luxembourg Holding S.à.r.l. (“VVLuxco”) (*)	43	43
Via Varejo Netherlands Holding B.V. (“VVDutchco”) (*)	43	43
Indústria de Móveis Bartira Ltda. (“Bartira”) (*)	43	43
VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”) (*)	43	43
Globex Adm. e Serviços Ltda. (“Globex Adm”) (*)	43	43
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”) (*)	43	43
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”) (*)	43	43
Cnova Comércio Eletrônico S.A. (”Cnova Brasil”) (*)	43	43
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”) (*)	43	43
Nova Experiência PontoCom S.A. (“Nova Experiência”) (*)	43	43
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	100	100
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	100	100
Associates
Cnova N.V (“Cnova Holanda”) (**)	34	34
Cdiscount Group S.A.S. (“CDiscount”) (**)	34	34
Cnova Finança B.V. (“Cnova Finança”) (**)	34	34
Cdiscount Afrique SAS (“Cdiscount Afrique”) (**)	34	34
Cdiscount International BV The Netherlands (“Cdiscount Internacional”) (**)	34	34
Cnova France SAS (“Cnova France”) (**)	34	34
Cdiscount S.A. (“Cdiscount”) (**)	34	34
3W SAS (“3W”) (**) (***)	-	34
CD Africa SAS (“CD Africa”) (**) (***)	-	29
Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”) (**)	34	29
Cdiscount Sénégal SAS (“Cdiscount Sénégal”) (**)	34	29
Cdiscount Cameroun SAS (“Cdiscount Cameroun”) (**)	34	29
CLatam AS Uruguay (“CLatam”) (**)	24	24
Cdiscount Panama S.A. (“Cdiscount Panama”) (**)	24	24
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”) (**)	24	24
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	24	24
Cnova Pay (“Cnova Pay”)	34	-
BeezUP SAS (“BeezUp”)	20	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	42	42
Banco Investcred Unibanco S.A. (“BINV”)	22	22
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	42	42

(*) Companies which balance are classified in “Held for sale and discontinued operations” (see note n°32).

(**) Companies that are no longer consolidated since October 2016 (see note n°32)

(***) Companies merged in 2017.

(****) In 2017 the former quota holders of Novasoc transferred their quotas to CBD.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation – Continued

3.2.   Subsidiaries

The Company consolidates all of its subsidiaries and reports non-controlling interests in a separate line in shareholders’ equity.

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination if a subsidiary is controlled by the Company and the basis of consolidation are in accordance with the requirements of IFRS 10 - Consolidated Financial Statements.

Entities in which the Company owns less than 50% of interest, but it excercises control pursuant to its voting rights or shareholders’ agreement, are consolidated by the Company.

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

3.3.   Associates

Investments in associates are accounted for under the equity method as the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions, and (b) it has power to participate in the operational and financial decisions. The associates at December 31, 2017 are: i) BINV (not operating) and FIC that are managed by Banco Itaú Unibanco S.A (“Itaú Unibanco”) and ii) Cnova N.V. which holds mainly the investment on e-commerce company denominated Cdiscount located abroad.

The summarized financial information of associates is as follows:

	FIC
	2017	2016

Current assets	4,621	4,060
Noncurrent assets	69	43
Total assets	4,690	4,103

Current liabilities	4,026	3,050
Noncurrent liabilities	11	15
Shareholders’ equity	653	1,038
Total liabilities and shareholders’ equity (*)	4,690	4,103

Statement of operations:	2017	2016	2015
Revenues	988	1,118	1,118
Operating income	321	386	370
Net income for the year	184	236	226

(*) For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s exclusive right.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation – Continued

3.3.   Associates – Continued

	Cnova N.V. consolidated
	2017	2016

Current assets	2,836	1,457
Noncurrent assets	796	501
Total assets	3,632	1,958

Current liabilities	3,941	1,948
Noncurrent liabilities	174	70
Shareholders’ equity	(483)	(60)
Total liabilities and shareholders’ equity	3,632	1,958

Statement of operations:	2017	2016	2015
Revenues	7,651	7,187	6,599
Operating loss	(72)	(146)	(331)
Loss for the year	(367)	(224)	(319)

4.      Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company assumes contractual rights to receive cash or other financial asset in contracts in which they are part. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the Company in the transfer.

Financial liabilities are recognized when the Company assumes contractual obligations for settlement in cash or in the assumption of third-party obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when the obligations are settled, extinguished or expired.

Subsequently to their initial recognition, financial instruments, measured at amortized cost, are measured using effective interest rate. Interest income and expenses, monetary and exchange variation, net of estimated losses for not receiving financial assets, and recognized as financial income and expenses when incurred.

Note 18 provide detailed information about financial instruments and further details on how it is measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company within the scope of IAS 39 are classified according to the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, (iii) available-for-sale and (iv) investments held to maturity. The Company determines the classification of their financial assets at initial recognition.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(i)    Financial assets - Continued

Initial recognition and measurement - Continued

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

Subsequent measurement

·        Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the statement of operations for the year as financial income or expense, as incurred.

·        Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the statement of operations as finance income or expense, when incurred.

·        Held-to-maturity financial assets: represent financial assets and liabilities that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in the statement of operations for the year using the effective interest rate method; and

·        Available-for-sale financial instruments: items that do not meet the classification criteria in other categories. These items are measured at fair value, and gains and losses are recognized in a separate component of shareholders’ equity as other comprehensive income.

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

·       Its right to receive cash flows has expired.

·       The Company has transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an onlending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(i)      Financial assets – Continued

Derecognition of financial assets

When the Company has transferred their rights to receive cash flows from an asset or have entered into an onlending agreement, and has neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered (and only if) when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and such event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to loans and receivables, the Company, firstly verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, if the Company determines the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this loss is significant – the Company classifies it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to be impaired, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment.

An impairment loss is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the statement of operations. Interest income is recorded in the financial statements as part of finance income. In the case of borrowings or investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, an impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations. If a write-off is later recovered, it is also recognized in the statement of operations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.1.   Financial instruments – Continued

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as fair value through profit or loss or other financial liabilities, designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of borrowings and financing, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payable, borrowings and financing, debentures, financing related to acquisition of assets and derivative financial instruments.

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

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as financial income.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies on the date the transaction is qualified for recognition. Assets and liabilities denominated in foreign currencies are translated to Real using the spot rate at the end of the reporting periods. Gains or losses on exchange variations are recognized as financial income or expense.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.3.   Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market, such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

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

Fair value hedges are recognized, in accordance with the procedures below:

·       The change in the fair value of a derivative financial instrument classified as fair value hedges is recognized as a financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations;

·       In order to calculate the fair value, debts and swaps are measured through rates publicly available in the financial market and projected up to their maturity date. The discount rate used in the calculation in the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.5.   Trade accounts receivable - Continued

Trade accounts receivable refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and costs comprising the EIM.The EIM amortization are included in net finance income (expense) in the statement of operations. Impairment expenses are recognized in the statement of operations.

At the end of each reporting period, the Company assesses if the financial assets or group of financial assets are impaired.

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, and therefore, written off after they are 180 days past due.

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories to selling conditions in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Inventories are reduced by an allowance for obsolescence and damages, which is periodically reviewed and evaluated as to its adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded as a reduction of cost of sales when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recover margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

4.8.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, through the sale of the asset or the cash generated by the use of the asset in the Company activities.

The Company tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.8.   Impairment of non-financial assets - Continued

An asset’s recoverable amount is defined as the asset’s or cash generating units (CGU) fair value less cost of disposal or its value in use, whichever is higher. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

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

Impairment losses are recognized in profit or loss for the year in the expense categories consistent with the function of the respective impaired asset. For assets excluding goodwill, previously recognized impairment losses are reversed only if there’s been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

4.9.   Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or any impairment losses, if any. Cost includes the cost of acquisition and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	40
Improvements	24
Data processing equipment	5
Software	10
Facilities	12
Furniture and fixtures	9
Vehicles	5
Machinery and equipment	11
Decoration	5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets for fiscal year 2017 and no significant changes were deemed necessary.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.10.Capitalization of interest

Interest on borrowings and financing directly attributable to the acquisition, construction of an asset that requires a substantial period of time to be completed for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset.

4.11.Investment properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if  applicable.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations in the period in which the asset has been disposed of.

4.12.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expense when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), according to the amortization rates, mentioned in the note 4.10., beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains appropriate. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, and  recognized in the statement of operations in the year when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.13.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) that are expected to be realized or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income tax and social contribution) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current. All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to IAS 12.

4.14.Assets held for sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition, exposed only the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to completed the sale within one year.

When the Company is committed to a sale plan involving the loss of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net results of the entity classified as held for sale is presented as discontinued operations in a single caption in the statements of operations.

After the completion of the sale, the Company records any residual interest in the associate in accordance with IAS 39, unless the Company has significant influence in the associate and, in this case, the Company uses the equity method of accounting.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and fair value less cost to sell.

4.15.Leases

The definition of an agreement as lease is based on an assessment at the inception of the lease, i.e., if fulfilment of the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The Company rents equipments and commercial spaces, including stores and distribution centers, through lease agreements. The agreements length vary substantially from 5 to 25 years.

Company as lessees

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as a financial expense in the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.15.Leases – Continued

Company as lessees - Continued

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

4.16.Provisions

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

4.17.Dividend and interest on own capital distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Additional dividends are only recorded when approved by the Company’s shareholders.

The Company may pay interest as remuneration of its own capital calculated over the shareholders' equity accounts, observing the rate and limits determined by law.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.18.Deferred Revenue

The Company records deferred revenue related to amounts received in advance from business partners for the exclusivity in the intermediation of services of additional or extended warranties, recognized in profit by evidence of the service rendered in the sale of these warranties jointly with the business partners.

4.19.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or sold to the market. When these shares are subsequently sold, any remuneration received, net of any directly attributable costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

4.20.Share-based payment

Employees and senior executives of the Company (including ours subsidiaries) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will be ultimately vested.

Each year’s expenses or expenses reversals represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that has not completed the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, this includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the grant date, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 29).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.21.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

·       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

·       Denominator: weighted average number of outstanding shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company’s shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

4.22.Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company operates as agents, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)  Sale of goods

Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company ceases to hold control or responsibility for the goods sold and the economic benefits generated to the Company are probable. No revenue is recognized if their realization is uncertain.

b)  Service revenue

Due to the Company’s actions as agent in insurance extended warranty, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.22.Determination of net income – Continued

(i)      Revenue - Continued

c) Finance service revenue

As the activity of customer financing is an important part of the Company’s business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset. Interest income is included under financial services, comprising the Company's gross profit in the statement of operations. This practice is substantially related to discontinued operations.

d)  Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the statement of operations for the year.

e)   Barter revenue

Revenues are recognized: (i) at the time of conclusion of the exchange of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)   Returns and cancellations

Returns and cancellations are recognized when incurred. When the sale is recorded, the assumptions are based on the volumes of sales and historic past experience on returns of each reporting segment. Revenue is recorded net of returns and cancellations.

(ii)     Cost of goods sold

The cost of goods sold comprises the acquisition cost net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the goods are ready for sale. Transport costs are included in the acquisition costs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.22.Determination of net income – Continued

(iii)    Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in results of operations when incurred, net of amounts received from suppliers joining the campaigns.

(iv)    General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial activities.

(v)     Other operating expenses, net

Other operating income and expenses correspond to the effects of major non-recurring events occurred during the year that do not meet the definition of other items in the statement of operations lines.

(vi)    Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on provisions on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

4.23.Taxation

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those enacted or substantially enacted at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.23.Taxation - Continued

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

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income tax and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to be enacted in the year when the asset is realized or the liability is settled, based on inacted tax rates (and tax laws) or substantively enacted tax rates at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each state and city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.24.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or at the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are accounted for as general and administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the segregation of derivatives embedded in agreements by the acquiree.

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

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, if this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as gain on bargain purchase.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to that operating segment.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

4.25.Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

The Company accounts for at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions are not in the scope of IFRS 3.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.26.Foreign currency translation

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

The financial statements of foreign subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

·       Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing rate.

·       Statement of operations and cash flow items are translated into reais using the average rate unless significant variances occurs, when is used the rate of the transaction date.

·       Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to results of operations.

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

4.27.Customer loyalty programs

Until December 31, 2017, the Company provided incentives to its customers in the sale of products or services. When acquiring products or services and upon achievement of certain scoring levels customer could use credit points as a discount when acquiring goods at the stores.

As announced to the participants, the loyalty program was terminated at the end of the 2017 and all points not redeemed by customers were considered expired and recorded in income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective

5.1.   Changes to IFRS and new interpretations of mandatory application starting at the current year.

In 2017, the Company applied amendments and new interpretations to IFRSs issued by IASB, which were mandatorily effective for accounting periods beginning on or after January 1, 2017. The main amendments are:

Statement	Description	Impact

Annual improvements to IFRS: 2015 – 2017 cycle	Amendments to IFRS 12 - Disclosure of interests in other entities - clarification of the scope statements.	The adoption of this standard had no significant impact on the consolidated financial statements.
IAS 12 – Deferred tax income recognize for unrealized losses	Describes the treatment of temporary difference.	The adoption of this standard had no significant impact on the consolidated financial statements.
IAS 7 – Initiatives to improve disclosures	Describes about disclosures that enable users to evaluate the changes in liabilities related to financing activities.	The adoption of this standard had no significant impact on the consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective - Continued

5.2.   New and revised standards already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods beginning on or after
IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Applies a five-step model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2018
IFRS 16 – Leases

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definitions of operating lease disappear, except for short-term leases and contracts involving immaterial items.

01/01/2019
IFRS 2 – Classification and measurement of share based payment	Between other changes describes modifications of settled options of shares.	01/01/2018
IFRS 10 and IAS 28 improvements – sale or asset contribution, between investor and associate or Joint Venture

In case of assets sale, or asset contribution, between investor and associates or joint venture, the transaction will only be recognized in profit and loss if the transaction is done with an unrelated third party.

01/01/2018

a)      IFRS 9

In 2017, the Company conducted a detailed assessment of the main aspects of IFRS 9. This assessment is based on information currently available and may be subject to changes arising from reasonable and sustainable information that will be available to the Company in 2018, when the Company will adopt IFRS 9. In general, the Company does not foresee any significant impact on the balance sheet and statement of changes in shareholders' equity, except for the application of the impairment requirements and classification and measurement the IFRS 9. The Company expects an increase in the provision for losses, resulting in a negative impact on shareholders' equity, as discussed below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective - Continued

5.2.   New and revised dtandards already issued but not yet adopted - Continued

a)      IFRS 9 – Continued

Impairment

IFRS 9 requires the Company to record the expected credit losses on all of its loans and trade accounts receivable, based on a 12 months evaluation or lifetime. The Company will apply the simplified approach and will consider full lifetime expected losses on trade accounts receivable. The Company considered that, due to the non guaranteed nature of its loans and receivables, the provision for impairment will increase by approximately R$ 168 in the consolidated financial statement (R$5 for continued operations and R$163 for discontinued operations), with the corresponding effect of deferred taxes in the amount of R$42 (R$ 2 for continued operations and R$40 for discontinued operations).

Classification and measurement

The Company does not expect significant effects on its balance sheet or shareholders' equity in adoption of the classification and measurement requirements of IFRS 9, except for the classification of credit card receivables in the Fair Value through Other Comprehensive Income category, according to the classification of the business model. The impact of this adoption represents R$76 in the balance sheet and shareholders' equity of consolidated financial statements as of December 31, 2017, (R$64 in the discontinued operation), with the corresponding effect of deferred tax in the amount of R$20, being R$17 for discontinued operations.

Summary of impacts

As a result of the initial application of IFRS 9 discussed above, the Company estimates a net effect in assets and shareholders' equity of approximately R$182 in the consolidated financial statements (R$169 in discontinued operations).

b)      IFRS 15

IFRS 15 was issued on May 2014, amended in April 2016, and establishes a five-step model for accounting revenues from contracts with customer. Under IFRS 15, revenue is recognized in an amount that reflects the consideration to which an entity expects to be entitled, in exchange for the transfer of goods or services to a customer. The new revenue standard will replace all current revenue recognition requirements under IFRS. The revenue streams from continued operations are significantly related the transactions done at points of sale. In discontinued operations revenue streams are substantially in-stores sales and delivered to consumers, sales through e-commerce channels, and financial services, without any impact on the adoption of IFRS 15.

The full retrospective application or modified retroactive application will be required for annual periods beginning on or after January 1, 2018. The Company will adopt the new standard on the effective date required on the basis of the full retrospective method. In 2016, the Company conducted a preliminary assessment of IFRS 15, which was completed with more detailed analysis in 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective - Continued

5.2.   New and revised standards already issued but not yet adopted – Continued

b)      IFRS 15 - Continued

(i)      Sales of goods and services to consumers

In the sale of goods in retail, whether in the physical stores, e-commerce, or in the services provided in our stores and sites, there was no significant impact of the adoption of IFRS 15. The Company considered in its analysis the critical events of transfer of control, right of return, etc.

(ii)     Warranty obligations

The Company has no warranty obligations related to the sale of its goods and services. These guarantees are offered by the manufacturers or in the case of sales with extended warranties reimbursed by the insurers, on which the Company is agent in the sale of such insurance policies, receiving commission fees on the sale impact.

(iii)     Rebates of Marketing and IT Expenses

In the Retail segment, the Company offers advertising space to its suppliers and access to IT platforms, such amounts received from suppliers were previously classified as a reduction of selling expenses. The understanding based on the analysis of the expectation of the service by the suppliers is that such benefits are made due to the global relationship, since it does not generate a separate performance obligation. Such inflows will be classified as a reduction of the cost of goods sold, generating a reclassification of R$285, by applying this concept in the statement of income for the year ended December 31, 2017, between the accounts Selling expenses (R$225), administrative expenses (R$60) and Cost of goods sold (R$285). There is no significant impact on the net income related to the application of this reclassification.

(iv)     Disclosure requirements

Disclosure requirements in IFRS 15 are more detailed than in current IFRS. The Company has assessed the impacts related to transactions carried out in the course of its relationships with customers, and understands that there will be no significant changes to the disclosures currently made.

In summary, our valuation is that the impact of the adoption of IFRS 15 is not significant in net income of the continuing and discontinued operations, and will lead to the reclassification mentioned in item (iii) above.

c)      IFRS 16

The Company is assessing the impacts of the adopting of "IFRS 16 - Lease" and significant impacts are expected, which are currently being measured and are expected to be concluded by the end of 2018.

There are no other standards and interpretations issued and not yet adopted that may, in Management's opinion, have a significant impact on the results for the year or in the shareholders' equity disclosed by the Company in its consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

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

6.1.   Impairment

According to the method disclosed in note 4.8, the Company assessed if there were assets that might not be recoverable at the year ended December 31, 2017 and concluded that there was no need for the recognition of an impairment loss.

a)      Test of impairment for assets related to the stores

The procedure for verification of non-recoverability of property and equipment consisted in testing operating assets and intangible assets (such as Commercial rights) directly attributable to the stores. The steps of the test were as follows:

·       Step 1: compared the carrying amount of stores with a multiple of sales (30% to 35%), representing transactions between retail companies. For stores with an amount lower than the carrying amount, we come to a more detailed method, described in Step 3;

·       Step 2: for a selection of owned stores, we considered an evaluation report issued by independent experts and if it included impairment indicators then we applied the same procedures used for third-party stores, described in Step 3;

·       Step 3: we prepare the discounted cash flow of stores, using sales growth average 3.4% (6.0% on December 31, 2016) for the next 5 years. The discount rate used was 9.9%.

b)      Test of impairment for intangibles of indefinite useful life

For the purposes of impairment test, goodwill acquired through business combinations and licenses (brands) with indefinite life was allocated to cash generating units, which are also operating segments disclosed financial information. The segments are: Retail, Cash and Carry, Home Appliances and E-commerce. The last two are held for sale (note 32).

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate on cash flow projections is 9.9%, and the cash flows exceeding three years are extrapolated using a growth rate of 5.5% for retail and cash and carry (6.5% on December 31, 2016). Based on this analysis, no impairment charges were necessary.

The cash-and-carry brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were acquired through business combinations..

The consolidated Via Varejo total net assets, including Cnova Brasil, were tested as described in note 32.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions - Continued

6.2.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax benefit and expenses. The Company records tax provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues.

Deferred income tax and social contribution assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income tax and social contribution assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

The Company writes-off or constitutes a provision when income tax and social contribution credits fulfillment is not probable. Accumulated tax losses do not expire; however their use is limited to 30% of taxable income for each year. The amounts of deferred tax assets recognized for accumulated tax carry forwards relates to subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.3.   Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy determined by IFRS 13, which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

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

6.4.   Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of each grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions - Continued

6.5.   Provision for risks

The Company is party to several judicial and administrative proceedings (see note 21), Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management concluded that the provisions for tax, civil and labor claims are adequately presented in the consolidated financial statements.

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

6.7.   Tax recoverable

The Company has tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of tax credits is based on projections prepared by Management, operational issues and the consumption of the credits. See further details in note 11.

6.8.   Inventories

Inventories are measured by the lower of the acquisition cost, calculated by the average cost, and its net realizable value. The net realizable value is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories, (iii) purchase cost, and (iv) other costs necessary to bring the product in condition of sales. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation for merchandise that will be sold with negative gross margin.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

7.   Cash and cash equivalents

	Rate	2017	2016

Cash and banks - Brazil		396	349
Cash and banks - Abroad	(*)	68	66
Short-term investments - Brazil	(**)	3,328	4,697
		3,792	5,112

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as December 31, 2017 refer substantially to  highly liquid investments accruing interest corresponding  at a weighted average rate of 98,07% (98,26% on  December 31, 2016) of the Interbank deposit Certificate ("CDI") and redeemable in less than 90 days of investment date.

8.      Trade receivables

	2017	2016

Credit card companies (note 8.1)	246	187
Credit card companies - related parties (note 12.2)	170	54
Sales vouchers	147	142
Private label credit card	74	62
Receivables from related parties (note 12.2)	-	5
Receivables from suppliers	79	95
Allowance for doubtful accounts (note 8.2)	(4)	(2)
	712	543

Current	632	543
Noncurrent	80	-

8.1.   Credit card companies

As part of its cash management strategy, the Company periodically enters into factoring transactions and discounts a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen its working capital, without recourse or related obligation.

8.2.   Allowance for doubtful accounts on trade receivables

	2017	2016	2015

At the beginning of the year	(2)	(392)	(354)
Provision for loss	(722)	(609)	(556)
Write-off of receivables	621	561	544
Assets held for sale and discontinued operations (note 32)	99	422	-
Exchange rate changes	-	16	(26)
At the end of the year	(4)	(2)	(392)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

2017	716	685	15	5	2	9
2016	545	524	13	6	1	1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

	2017	2016

Accounts receivable from insurers (i)	208	19
Rental receivable	48	61
Receivable from Paes Mendonça (note 9.1)	532	532
Receivable from sale of subsidiaries (note 9.2)	81	69
Other	44	57
	913	738

Current	271	126
Noncurrent	642	612

(i) The 2017 balance includes R$174 related to the amount to be reimbursed by the insurance company related to losses from the fire in the distribution center located in Osasco on December 27, 2017.

9.1.   Accounts receivable – Paes Mendonça.

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“commercial rights”) of certain stores currently being operated by the Company and Sendas. The maturity of the accounts receivable is linked to the lease agreements, which are currently under tacit renewal and it has been presented as non-current asset due to the possibility of conversion into commercial rights of leased stores, considering the existing guarantee.

 The Company is currently in an advanced stage of its negotiations to renew the agreements and secure the long term operation of the stores, which would involve alternatives for the realization of this accounts receivable. The negotiations have not been completed through the date of issuance of these financial statements, and the Company is not expecting any loss on the accounts receivable based on the terms currently being discussed.

9.2.   Accounts receivable from the sale of companies

Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was adjusted since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January 2016, 5 new gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories

	2017	2016

Stores	3,564	3,400
Distribution centers	1,307	1,255
Real estate inventories (note 10.3)	24	61
Allowance for losses on inventory obsolescence and damages (note 10.2)	(73)	(75)
	4,822	4,641

10.1.Bonuses in inventories and storage cost

Bonuses from suppliers and storage costs are included as cost of inventories and booked as cost of sales as the inventories are realized. On December 31, 2017, the amount of unrealized suppliers bonuses, booked as a reduction of inventory balance, totaled R$ 244 (R$ 178 on December 31, 2016).

10.2.Allowance for losses on inventory obsolescence and damages

	2017	2016	2015
At the beginning of the year	(75)	(150)	(91)
Additions	(110)	(208)	(129)
Write-offs	111	164	72
Exchange rate changes	-	1	(2)
Assets held for sale and discontinued operations (note 32)	1	118	-
At the end of the year	(73)	(75)	(150)

10.3.Real estate inventories

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

This balance refers to the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue, Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda. The apartment units of the Thera project, started in December, 2011, and for Classic e Carpe Diem, started in November, 2012, both projects were concluded on 2016 and some units of Thera are still in inventory.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

	2017	2016
State value-added tax on sales and services – ICMS (note 11.1)	1,886	545
Provision for non-realization to ICMS	(369)	-
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS (note 11.2)	424	418
Income tax on short term investments	13	45
Income tax and Social Contribution	71	80
Social Security Contribution - INSS	312	211
Other	6	7
Total	2,343	1,306

Current	596	674
Noncurrent	1,747	632

Company records ICMS (State VAT) credits as a reduction of cost of sales, only if sufficient evidence is obtained based on legal opinion, documental and factual evidences, including the estimate of realization.

11.1 ICMS (State VAT)

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company maintains distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST included in the purchase price on behalf of entire supply chain, and then the goods are shipped to locations in other States. Such interstate shipment entitles the Company to a refund of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company have also grown. The Company has been using such authorized tax credits to offset against state tax liabilities owed after having obtained the special Regime and also through other procedures covered by State rules.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes – Continued

11.1 ICMS (State VAT) - Continued

For credits that cannot be offset immediately, the Company’s Management understands that  future realization is probable based on a technical feasibility study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, net of provision of R$369, as shown below:

Up to one year	318
From 1 to 2 years	228
From 2 to 3 years	172
From 3 to 4 years	148
From 4 to 5 years	139
More than 5 years	512
1,517

In 2017, the Company re-assessed its position in relation to the recognition of ICMS-STrelated to prior periods, and started taking credits over sales since November 2016, when the Supreme Court (“STF”) ruled that all tax payers have the right over the difference between the ICMS-ST paid in advance by the supplier included in the purchase price, and the effective margin on the sale.

The Company also considered in the conjunction of the elements that supported the recognition of the tax credit as ruled by STF in October 2016, the current tax positions over other tax matters that were potentially conflicting with the thesis being analyzed, legal opinions from external lawyers, and based on available information and estimations of the amounts calculated starting from January 2009, the Company recognized tax credits of R$1,092 related to prior years, being R$723 recognized by the Company and R$369 by the subsidiary Sendas Distribuidora. In the case of Sendas, it was recorded simultaneously a provision of R$369, due to the lack of perspective of realization of the related credit. The net amount of R$723 was recognized as a reduction of the cost of goods sold in accordance with the accounting practice adopted by the Company.

11.2.PIS and COFINS credit

The Company records PIS and COFINS credits when the Company obtain evidences to conclude about the rights of the credit. Evidences include i) Interpretation of tax legislation, ii) internal and external factors as legal practices and interpretation of the market and iii) accounting evaluation about the matter. These credits are recorded as a reduction of profit and loss accounts depending on the nature of tax credits calculated and recognized.

In 2016, the Company recognized PIS/COFINS credits calculated on taxes subject to tax substitution, that complement the purchase cost of products for resale in the amount of R$641 (R$353 related to discontinued operations and R$288 to continued operations).The Company also maintained the application of tax benefit that reduced to zero the rate of PIS/COFINS on gross sale of certain electronic products (Lei do Bem or MP 690/2014 converted to law 13.241/15), which resulted in 2016 the recognition of the amount of R$600, recorded as a reduction of sales taxes (R$567 in discontinued operations and R$33 in continued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.Management and Advisory Committees compensation.

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2017, 2016 and 2015, were as follows:

(In thousands of Brazilian reais)

	Base salary			Variable compensation			Stock option plan			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Board of directors (*)	5,797	7,128	4,026	-	-	-	-	-	-	5,797	7,128	4,026
Executive officers	31,408	26,035	33,704	26,813	16,684	13,377	24,405	22,545	5,727	82,626	65,264	52,808
Fiscal Council	456	-	-	-	-	-	-	-	-	456	-	-
	37,661	33,163	37,730	26,813	16,684	13,377	24,405	22,545	5,727	88,879	72,392	56,834
% share-based payment over the total							27.5%	31.1%	10.1%

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2015

Controlling shareholders
Casino (i)	-	5	-	1	1	-	4	-	(48)	(64)	(76)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	(1)
Euris (i)	-	-	-	-	-	-	-	1	(3)	(4)	(6)
Éxito (i)	-	-	-	-	-	-	-	-	(1)	-	-
Helicco Participações(i)	-	-	-	-	-	-	-	-	-	(1)	-
Subsidiaries
Others	-	-	-	1	-	-	-	-	-	-	1
Associates
FIC (ii)	170	54	24	14	22	14	-	-	84	55	34
Other related parties
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	(1)	(7)
Greenyellow (iii)	-	-	-	-	-	-	149	146	(58)	(26)	(10)
Others	-	-	1	1	-	-	-	-	-	(2)	1
Total	170	59	25	17	23	14	153	147	(26)	(43)	(64)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties. The main transactions are:

(i)      Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris e Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014, to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

“Agency Agreement”: Signed between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July 25, 2016, to set the rules for the services provided of “global sourcing” (prospecting global suppliers and intermediating the purchases) for Casino.

 “Cost Reimbursement Agreement”: Signed between the Company and Casino, Guichard-Perrachon S.A. on July 25, 2016, to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004 (as amended on February 23, 2017) to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

(ii)     Éxito: “Agreement on Establishment of Business Relations”: Signed between the Company, Sendas Distribuidora S.A., Éxito, Supermercados Disco del Uruguay S.A., Devoto Hnos S.A., Libertad S.A., Odaler S.A. and Ameluz S.A.on July 27, 2016, to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

“Commercial Agreement” Signed between the Company and Éxito on July 27, 2016, to set the rules for the implementation of synergies process between the companies operations  including a license of tradenames and copyrights by Distribuidora de Textiles y Confecções S.A., company of the Éxito Group. The remuneration was agreed in the Copyright License Agreement entered between the Company and the Distribuidora de Textiles y Confecções S.A. on July 13, 2017.

(iii)    FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in the association agreement between the parties: (i) bank correspondent; (ii)  indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

(iv)    Greenyellow: Energy Efficiency Agreement signed between the Company, Sendas Distribuidora S.A. and Greenyellow on May 8, 2015, to set rules of the energy efficiency services provided by Greenyellow for “Multivarejo” segment of the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

(v)     Via Varejo: “Acordo de Associação” (Shareholders’ Agreement) signed between the Company, Klein family, Via Varejo and Casas Bahia, on December 4, 2009, as amended on July 1, 2010, which establishes that the Company is committed to indemnify Via Varejo as a result of legal demands prior to June, 30 2010. On July 4, 2017, the same parties entered the Association Agreement, including liability for loss and damages incurred up to November 8, 2016 (the 6th anniversary of the closing date of the transaction) and the adjustment of the guarantee provided by the Company in the agreements entered into between the Company and the Klein family.

Operational Agreement entered into between the Company and Via Varejo on August 8, 2016 to establish integration between e-commerce and physical stores of the "Extra" brand. The Company must pay to Via Varejo fixed remuneration rates for the joint purchase of common items with suppliers and Via Varejo must pay to the Company fixed remuneration rates for withdrawal of products in the Company's physical stores of products purchased by consumers on the websites of the brands "Extra", "Ponto Frio" and "Casas Bahia".

Warranty instruments that establish the collection of compensation by the Company for grant a corporate warranty to Via Varejo's obligations within financial, commercial and leasing contracts.

Term of acceptance to the agreement to provide and employees’ multi-benefit cards: Employees benefit cards sold by the Company to Via Varejo (signed on August 14, 2017), in order to the Via Varejo’s employees have access to buy products at stores with this card.

Reciprocal rental and sublease of real estate properties between the Company and Via Varejo, for store location, administrative office or distribution center sharing.

The Company's Board of Directors approved the limit of guarantees up to R$1.2 billion for the subsidiary Via Varejo, on extended warranties transactions and collaterals with financial institutions. The service will be remunerated based on fees determined on market prices. There were no effects of such transactions on the results of 2017.

(vi)    Cnova: Warranty instruments that establish compensation to the Company for granting corporate warranty to Via Varejo's obligations in financial, commercial and leasing contracts.

Reimbursement of expenses by Cnova to the Company for costs and expenses related to legal and administrative claims filed against Cnova paid by the Company.

Private Instrument of Agreement for Shared Expenses entered into by the Company, Via Varejo, Cnova and Sendas on December 15, 2016 to establish the criteria to allocate expenses related to the use of the shared services center.

In 2017, Via Varejo has accounts payable related to purchase of operating right of some insurances with FIC for R$5; and a receivable from Casas Bahia Comercial of R$228, due to mainly assets indemnity. These balances are recorded in the line “assets held for sale and discontinued operations”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments in associates

	FIC	BINV	Other (*)	Total
Balances at 2015	361	20	1	382
Share of profit (loss) of associates – continued operations	76	-	(16)	60
Share of profit of associates – discontinued operations	29	1	-	30
Dividends – continued operations	(20)	-	-	(20)
Dividends – discontinued operations	(8)	-	-	(8)
Other movements	-	-	(9)	(9)
Exchange rates	-	-	5	5
Company reorganization (note 32)	-	-	7	7
Transfer to held for sale (note 32)	(123)	(21)	(9)	(153)
Balances at 2016	315	-	(21)	294
Share of profit(loss) of associates – continued operations	65	-	(125)	(60)
Share of profit(loss) of associates – discontinued operations	25	1	-	26
Dividends and interest on own capital – continued operations	(204)	-	-	(204)
Dividends and interest on own capital – discontinued operations	(81)	-	-	(81)
Other movements	-	-	(18)	(18)
Transfer to held for sale (note 32)	56	(1)	-	55
Balances at 2017	176	-	(164)	12

(*) Refers substantially to Cnova N.V.

(i)      On December 27, 2016 Casino initiated an offering to acquire all of available ordinary shares traded at “Nasdaq Global Select Market” and “Euronext” of its subsidiary Cnova N.V.. The other Casino’s subsidiaries, including GPA, that holds 10.37% of Cnova’s equity will not participate in this offer to acquire.

The offer to acquire was for a value of US$5.50 per net share, without interest and less any applicable withholding tax. With the finalization of offering at January 31, 2017, Casino held, direct and indirectly, 98.88% of total shares and 99.41% of voting rights.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Balance at 2015	Additi-ons	Depre-ciation (a)	Write-offs	Transfers	Exchange rate changes	Assets held for sale and discontinued operations (*)	Balance at 2016	Additi-ons	Depre-ciation	Write-offs (**)	Transfers(***)	Assets held for sale and discontinued operations(*)	Balance at 2017
Land	1,464	-	-	(1)	36	-	(85)	1,414	-	-	(31)	(21)	-	1,362
Buildings	2,023	48	(62)	(24)	(96)	-	(33)	1,856	113	(59)	(225)	85	-	1,770
Leasehold improvements	3,675	213	(272)	(83)	441	-	(690)	3,284	295	(254)	(156)	342	(19)	3,492
Machinery and equipment	1,676	295	(279)	(26)	35	(1)	(360)	1,340	158	(234)	(77)	118	(43)	1,262
Facilities	422	175	(47)	(7)	19	(5)	(124)	433	109	(46)	(20)	5	6	487
Furniture and fixtures	701	73	(90)	(5)	28	(3)	(161)	543	55	(79)	(14)	60	(25)	540
Vehicles	75	1	(6)	(11)	-	-	(57)	2	-	(1)	(6)	5	1	1
Construction in progress	172	546	(1)	(11)	(450)	(2)	(50)	204	596	-	(4)	(595)	(75)	126
Other	97	31	(27)	(9)	(7)	-	(22)	63	41	(21)	(3)	(11)	(6)	63
Total	10,305	1,382	(784)	(177)	6	(11)	(1,582)	9,139	1,367	(694)	(536)	(12)	(161)	9,103

Finance lease
Equipment	13	-	(2)	(2)	-	-	-	9	-	(2)	-	(1)	-	6
IT equipment	31	5	(14)	-	-	-	(14)	8	-	(3)	-	-	-	5
Facilities	1	-	(1)	-	-	-	-	-	-	-	-	-	-	-
Furniture and fixtures	6	-	-	-	-	-	-	6	-	(2)	-	-	-	4
Buildings	21	-	(1)	-	-	-	-	20	-	-	-	-	-	20
	72	5	(18)	(2)	-	-	(14)	43	-	(7)	-	(1)	-	35
Total	10,377	1.387	(802)	(179)	6	(11)	(1,596)	9,182	1,367	(701)	(536)	(13)	(161)	9,138

 (*) See note 32

(**) The write-offs in buildings in the amount of R$137 refers to the damage on Distribution Center located in Osasco due to a fire occurred on December 27, 2017, R$123 refers to the sale of a Distribution Center and the remaining amount refers substantially to closure of stores.

(***) In the total of transfers, R$(22) are related to the reclassification of a land to available for sale.

(a) Continued operations correspond to R$ (638) and discontinued operations correspond to R$ (164) as the classification occurred in November 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	2017			2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,362	-	1,362	1,414	-	1,414
Buildings	2,705	(935)	1,770	2,823	(967)	1,856
Leasehold improvements	5,310	(1,818)	3,492	4,926	(1,642)	3,284
Machinery and equipment	2,828	(1,566)	1,262	2,779	(1,439)	1,340
Facilities	817	(330)	487	723	(290)	433
Furniture and fixtures	1,209	(669)	540	1,159	(616)	543
Vehicles	8	(7)	1	8	(6)	2
Construction in progress	126	-	126	204	-	204
Other	183	(120)	63	168	(105)	63
	14,548	(5,445)	9,103	14,204	(5,065)	9,139

Finance lease
Equipment	26	(20)	6	30	(21)	9
IT equipment	46	(41)	5	46	(38)	8
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	13	(9)	4	14	(8)	6
Buildings	43	(23)	20	43	(23)	20
	129	(94)	35	134	(91)	43
Total	14,677	(5,539)	9,138	14,338	(5,156)	9,182

14.1.Guarantees

At December 31, 2017 and 2016, the Company had collateralized property and equipment items for some legal claims, as disclosed in note 21.6.

14.2.Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2017 were R$16 (R$14 for the year ended December 31, 2016). The rate used to determine the borrowing costs eligible for capitalization was 101.66% of the CDI (104.53 % of the CDI in 2016), corresponding to the effective interest rate on the Company’s borrowings.

14.3.Additions to property and equipment in the table above is as follows:

	2017	2016
Additions (i)	1,367	1,387
Finance lease	-	(5)
Capitalized borrowing costs	(16)	(14)
Property and equipment financing - Additions (ii)	(553)	(802)
Property and equipment financing - Payments (ii)	604	699
Total	1,402	1,265

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.Additions to property and equipment – Continued

(i)      The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)     The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows, net of items that did not impact cash.

14.4.Other information

At December 31, 2017, the Company recorded in the cost of sales the amount of R$54 (R$55 at December 31, 2016) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

For the year ended December 31, 2017, 2016 and 2015, the Company did not recognize  any impairment. The recoverable amount was calculated based on the value in use for each cash-generating unit. See more details in note 6.1(a).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	Balance at 2015	Addi-tions	Amorti-zation	Write-off	Transfers	Assets held for sale and discontinued operations (*)	Exchange rate changes	Balance at 2016	Addi-tions	Amorti-zation	Write-off	Transfer	Assets held for sale and discontinued operations (*)	Balance at 12.31.2017
Goodwill - retail	2,272	-	-	(2)	-	(1,116)	(47)	1,107	-	-	-	-	-	1,107
Tradename - cash and carry	2,121	-	-	(4)	1	(2,075)	(4)	39	-	-	-	-	-	39
Commercial rights - retail	650	-	(2)	-	6	(574)	-	80	6	-	-	-	-	86
Lease agreement – under advantageous condition	70	-	(14)	-	-	(56)	-	-	-	-	-	-	-	-
Contractual rights	148	65	(28)	-	-	(185)	-	-	-	-	-	-	-	-
Software	1,127	208	(210)	(70)	(46)	(447)	(39)	523	236	(86)	(9)	(9)	(104)	551
Software capital leasing	89	94	(31)	-	83	(76)	-	159	41	(46)	-	-	(13)	141
Other	66	69	(2)	(3)	(52)	(64)	(14)	-	-	-	-	-	-	-
Total	6,543	436	(287)	(79)	(8)	(4.593)	(104)	1,908	283	(132)	(9)	(9)	(117)	1,924

 (*) See note 32.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	2017			2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - retail	2,217	(1,110)	1,107	2,217	(1,110)	1,107
Tradename - cash and carry	39	-	39	39	-	39
Commercial rights - retail (note 15.2)	86	-	86	80	-	80
Software	1,038	(487)	551	929	(406)	523
Software capital leasing	377	(236)	141	349	(190)	159
Total intangibles	3,757	(1,833)	1,924	3,614	(1,706)	1,908

15.1. Impairment testing of goodwill, brands and intangible assets with indefinite useful life

On December 31, 2017,  the goodwill acquired through business combinations and tradenames with indefinite useful lives were tested for impairment as part of the two cash generating units, which are also operating segments: retail and cash and carry to which they have been allocated to on the acquisition date.

The recoverable amount of the segments was defined by means of the value in use based on cash flows projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 9.9%, and cash flows exceeding 3 years are extrapolated by expected growth rate for each segment. Based on this analysis, no impairment was identified. See further details in note 6.1 (b).

15.2. Commercial rights

Commercial rights are the right to operate the stores under acquired rights, or through business combinations.

Management understands that commercial rights are considered recoverable, either  through the expected cash flows of the related store cash flows return or the possibility of selling them to third parties.

15.3. Additions to intangible assets in the table above is as follows:

	2017	2016
Additions	283	436
Finance lease	(41)	(94)
Contractual rights	-	(65)
Intangible assets financing - Payments	69	2
Total	311	279

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables, net

	2017	2016

Product suppliers	8,554	7,763
Service suppliers	412	320
Bonuses from suppliers (note 16.2)	(838)	(851)
	8,128	7,232

16.1.Agreement between suppliers, the Company and banks

The Company has certain agreements with financial institutions in order to allow its suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables.

These transactions were evaluated by the management and concluded that they have commercial characteristics, since there are no changes in price and / or terms previously established in the original commercial negotiations, as well as no financial charges. The anticipation is also solely at the suppliers’s discretion.

16.2.Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The settlement of these receivables is through offsetting the amounts payable to suppliers, according to the terms of supply agreements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

17.1.Debt breakdown

	Weighted average rate	2017	2016
Debentures and Certificate of Agribusiness Receivables (note 17.4)	99.84% of CDI (i)	3,015	2,472
		3,015	2,472

Borrowings and financing
Local currency
BNDES	3.88% per year	45	51
Working capital	104.80% of CDI (i)	285	1,302
Working capital	TR (ii) + 9.80% per year	125	135
Finance lease (note 22)		195	215
Swap contracts (note 17.7)	101.40% of CDI (i)	(19)	(10)
Borrowing cost		(4)	(6)
		627	1,687
Foreign currency (note 17.5)
Working capital	USD + 2.57% per year	664	1,361
Working capital	EURO + 1.99% per year	200	172
Swap contracts (note 17.7)	103.53% of CDI (i)	55	177
Borrowing cost		(1)	-
		918	1,710
Total		4,560	5,869

Noncurrent assets		28	-
Current liabilities		1,251	2,957
Noncurrent liabilities		3,337	2,912

(i)     CDI: Certificate of Interbank Deposit

(ii)    TR: Referential rate

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.2.Changes in borrowings

At December 31, 2015	7,978
Additions - working capital	8,082
Additions - finance lease	100
Accrued interest	862
Accrued swap	920
Mark-to-market	(22)
Monetary and exchange rate changes	(635)
Borrowing cost	4
Interest paid	(624)
Payments	(6,876)
Swap paid	19
Liabilities related to assets held for sale (note 32)	(3,939)
At December 31, 2016	5,869
Additions - working capital	7,789
Additions - finance lease	41
Accrued interest	748
Accrued swap	114
Mark-to-market	12
Monetary and exchange rate changes	22
Borrowing cost	9
Interest paid	(1,131)
Payments	(8,336)
Swap paid	(318)
Liabilities related to assets held for sale (note 32)	(259)
At December 31, 2017	4,560

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year

From 1 to 2 years	1,892
From 2 to 3 years	1,298
From 3 to 4 years	40
From 4 to 5 years	24
After 5 years	66
Subtotal	3,320

Borrowing costs	(11)
Total	3,309

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	2017	2016

12th Issue of Debentures – CBD	No preference	900	900,000	09/17/14	09/12/19	107.00% of CDI	1,023	921	939
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,001	1,014	1,017
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,015	1,096	-
2nd Issue of Promissory Note – CBD	No preference	500	200,000	08/01/16	01/30/17	108.00% of CDI	-	-	530
Borrowing cost								(16)	(14)
Total current and noncurrent								3,015	2,472
Current liabilities								481	568
Noncurrent liabilities								2,534	1,904

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables  – Continued

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization occurs in (i) annual installments starting in the 4th year of issuance (12th issue of CBD) semi-annually interest payments: (ii) payment exclusively at the maturity date with semi-annually interest payment remuneration (13th and 14th issue of CBD).

The 12th, 13th and 14th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issuance agreement.

On August 1st, 2016, CBD performed the 2nd issuance of commercial promissory notes of the Company, issuing 200 promissory notes with unitary value of R$2.50 amounting to R$500. The net amount obtained was fully used to strengthen the working capital.

On December 20, 2016 CBD performed the 13th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 2nd series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The total amount of the issuance was R$ 1,013 with interest at 97.5% of the average CDI rate, payable semi-annually. Principal will be paid at the maturity date on December 20, 2019.

On April 17, 2017, CBD performed the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The amount of the issuance was R$ 1,080, maturing on April 13, 2020, with interest of 96% of the CDI to be semi-annually paid.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.5.Borrowings in foreign currencies

On December 31, 2017 GPA had loans in foreign currencies (US dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

17.6.Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in 2017 was 9.93% (14.00% in 2016 and 13.24% in 2015).

17.8.Credit facilities

The Company entered into credit facility agreements, in the amount of R$1,150. These agreements are under market conditions and effective for 2018.

17.9.Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2017, GPA was in compliance with these convenants.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2017	2016

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	3,792	5,112
Trade receivables and other receivables	1,625	1,281
Related parties - assets	25	17
Financial instruments – Fair value hedge	28	-
Financial liabilities:
Amortized cost
Related parties - liabilities	(153)	(147)
Trade payables	(8,128)	(7,232)
Financing for purchase of assets	(116)	(120)
Acquisition of non-controlling interest	-	(7)
Debentures	(3,015)	(2,472)
Borrowings and financing	(520)	(1,562)
Fair value through profit or loss
Borrowings and financing	(989)	(1,835)
Financial instruments – Fair value hedge	(64)	-

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1.Considerations on risk factors that may affect the business of the Company

(i)      Credit risk

·  Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

·  Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.

·  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions according to policies approved by governance boards.

·  There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments - Continued

18.1.Considerations on risk factors that may affect the business of the Company – Continued

(ii)     Interest rate risk

The Company raises loans and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency and interest rates.

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The capital structure is presented as follows:

	2017	2016
Cash and cash equivalents	3,792	5,112
Financial instruments – Fair value hedge	28	-
Borrowings and financing	(4,588)	(5,869)
Other liabilities with related parties (note 18.2) (*)	(145)	(149)
Net debt	(913)	(906)

Shareholders’ equity	(13,292)	(12,597)

Net debt to equity ratio	7%	7%

(*) Represents amount payable to Greenyellow related to purchase of equipment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company – Continued

(v)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as at December 31, 2017:

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	702	659	75	1,436
Debentures and promissory notes	652	2,773	-	3,425
Derivative financial instruments	90	20	(3)	107
Finance lease	67	157	156	380
Trade payables	8,128	-	-	8,128
Total	9,639	3,609	228	13,476

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (Euros and U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2017 the notional value of these contracts were R$1,039 (R$1,768 at December 31, 2016). These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

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

The Company calculates the effectiveness of hedge transactions at inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2017 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to IAS 39, the debt, which is the hedge object, is also adjusted at fair value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company– Continued

(vi)    Derivative financial instruments – Continued

		Notional value		Fair value
		2017	2016	2017	2016
Fair value hedge
Hedge object (debt)		1,039	1,768	989	1,666

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	125	134
US$ + fixed	2.57% per year	692	1,421	663	1,362
EUR + fixed	EUR+1.99% per year	220	220	200	176
		1,039	1,768	988	1,672
Short position (sell)
	103.29% per year	(1,039)	(1,768)	(1,024)	(1,839)

Hedge position - asset		-	-	28	-
Hedge position - liability		-	-	(64)	(167)
Net hedge position		-	-	(36)	(167)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2017 are recorded as financial income or expense, net and the balance payable at fair value is R$36 (R$167 as at December 31, 2016). The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2017 resulted in a gain of R$129 (gain of R$722 as at December 31, 2016).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

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

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III) a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$3.66 on the due date, and the weighted interest rate was 7.28% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 18.2 (i).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)      Other financial instruments

			Market projection
Transactions	Risk (CDI variation)	Balance at 12.31.2017	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.44% of CDI	(106)	(190)	(193)	(196)
Fair value hedge (exchange rate)	103.53% of CDI	(918)	(1,127)	(1,147)	(1,168)
Debentures	107% of CDI	(921)	(989)	(1,005)	(1,022)
Certificate of Agribusiness Receivables	97.50% of CDI	(1,014)	(1,089)	(1,107)	(1,126)
Promissory note	96% of CDI	(1,096)	(1,176)	(1,197)	(1,217)
Bank loans - CBD	104.80% of CDI	(285)	(306)	(311)	(317)
Leases	100.19% of CDI	(58)	(62)	(63)	(64)
Leases	100% of CDI	(5)	(6)	(6)	(6)
Leases	95% of CDI	(86)	(92)	(94)	(95)
Total borrowings and financing exposure		(4,489)	(5,037)	(5,123)	(5,211)

Cash and cash equivalents (*)	98.07% of CDI	3,328	3,550	3,606	3,662
Net exposure		(1,161)	(1,487)	(1,517)	(1,549)
Net effect - gain (loss)			(326)	(356)	(388)

(*) Weighted average

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities (observable inputs).

Level 2: Measurement of fair value at the balance sheet date using other significant observable inputs for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The fair values of cash and cash equivalents, trade receivables , trade payables and short and long term debt are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	12.31.2017	12.31.2017	Level
Financial instruments
Cross-currency interest rate swaps	(55)	(55)	2
Interest rate swaps	19	19	2
Borrowings and financing (fair value)	(989)	(989)	2
Borrowings and financing and debentures (amortized cost)	(3,535)	(3,508)	2
Total	(4,560)	(4,533)

There were no changes between the fair value measurements levels in the year ended December 31, 2017.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.Consolidated position of derivative transactions

The outstanding derivative financial instruments are presented in the table below:

					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	2017	2016	2017	2016

Exchange swaps registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	-	61	-	59
	Mizuho	US$ 50	10/31/2014	10/31/2017	-	38	-	37
	Bank of America	US$ 40	9/14/2015	9/14/2017	-	(26)	-	(25)
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	-	(6)	-	(6)
	Scotiabank	US$ 50	9/30/2015	9/29/2017	-	(39)	-	(37)
	Agricole	EUR 50	10/7/2015	10/8/2018	(24)	(54)	(20)	(42)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	-	(60)	-	(61)
	Bradesco	US$ 50	3/3/2016	3/6/2017	-	(53)	-	(54)
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(42)	(50)	(42)	(47)
	Scotiabank	US$ 50	9/29/2017	9/29/2020	9	-	9	-
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	(3)	-	(2)	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	3	2
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	3	1	8	3
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	2	2	8	4
					(54)	(185)	(36)	(167)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

19.1.Taxes and contributions payable and taxes payable in installments

	2017	2016

PIS and COFINS	52	49
Provision for income tax and social contribution	38	10
ICMS	65	75
Withholding Income Tax	13	22
Taxes payable in installments – PERT (i)	176	-
INSS	4	9
Taxes payable in installments - Law 11,941/09 (ii)	511	624
Other	8	5
	867	794

Current	301	254
Noncurrent	566	540

(i)      The Company decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. This tax amnesty program allows for the payment of certain tax liabilities in monthly installments, and granted discounts on Interest and penalties. The Company included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 21.1). The PERT liability will be settled in monthly installments in 12 years.

(ii)    Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of this tax installment payment program.

Maturity schedule of taxes payable in installments in noncurrent liabilities:

From 1 to 2 years	105
From 2 to 3 years	99
From 3 to 4 years	99
From 4 to 5 years	82
After 5 years	181
566

The net impact in the statement of operations of the continued operations related to the decision to settle tax liabilities through the PERT Program resulted in an expense of R$183.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.Income and social contribution tax expense reconciliation

	2017	2016	2015

Income (loss) before income tax and social contribution	779	(47)	844
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(267)	(29)	(259)
Tax penalties	(25)	(26)	(11)
Share of profit of associates	(9)	21	28
Interest on own capital	16	13	-
Other permanent differences (nondeductible)	(12)	(3)	13
Effective income tax and social contribution	(297)	(24)	(229)

Income tax and social contribution for the year:
Current	(171)	(126)	(156)
Deferred	(126)	102	(73)
Income tax and social contribution expense	(297)	(24)	(229)
Effective rate	38,13%	(51.06)%	27.13%

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

20.2.Breakdown of deferred income tax and social contribution

	2017			2016
	Assets	Liabilities	Net	Assets	Liabilities	Net
Tax losses and negative basis of social contribution	200	-	200	112	-	112
Provision for risks	289	-	289	347	-	347
Goodwill tax amortization	-	(585)	(585)	-	(531)	(531)
Mark-to-market adjustment	-	(7)	(7)	-	(8)	(8)
Technological innovation – future realization	-	(13)	(13)	-	(16)	(16)
Depreciation of fixed assets as per tax rates	-	(112)	(112)	-	(81)	(81)
Unrealized gains with tax credits (note 11)	-	(185)	(185)	-	-	-
Other	145	(5)	140	30	-	30
Deferred income tax and social contribution assets (liabilities)	634	(907)	(273)	489	(636)	(147)

Compensation	(513)	513	-	(319)	319	-
Deferred income tax and social contribution assets (liabilities) , net	121	(394)	(273)	170	(317)	(147)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.Breakdown of deferred income tax and social contribution – Continued

Management has assessed the future realization of deferred tax assets, considering the Company’s ability to generate future taxable income. This assessment was based on information from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

Up to one year	163
From 1 to 2 years	175
From 2 to 3 years	117
From 3 to 4 years	123
From 4 to 5 years	56
634

20.3.Changes in deferred income tax and social contribution

	2017	2016	2015
At the beginning of the year	(147)	(778)	(642)
Expense for the year – Continued operations	(126)	102	(73)
Expense for the year – Discontinued operations	164	11	(63)
Morzan arbitration (see note 1.1)	-	-	50
Cnova N.V. IPO cost	-	-	(46)
Corporate restructuring	-	(4)	-
Special program on tax settlements – PERT – Discontinued operations – use of tax loss	(89)	-	-
Exchange rate variation	-	(10)	29
Assets held for sale and discontinued operations (see note 32)	(75)	522	-
Other	-	10	(33)
At the end of the year	(273)	(147)	(778)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396
Additions	91	325	680	291	35	1,422
Payments	-	(29)	(251)	(125)	(10)	(415)
Reversals	(4)	(19)	(153)	(140)	(26)	(342)
Monetary adjustment	14	38	79	38	6	175
Exchange rate changes	-	(2)	(2)	(8)	-	(12)
Liabilities related to assets available to sell and discontinued operations (see Note 32)	(56)	(141)	(648)	(195)	(7)	(1,047)
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	162	125	856	241	44	1,428
Payments	-	(37)	(301)	(94)	(15)	(447)
Reversals	(114)	(102)	(328)	(178)	(31)	(753)
Transfer to instalments taxes	(42)	(89)	-	-	-	(131)
Monetary adjustment	(26)	38	116	34	5	167
Liabilities related to assets available to sell and discontinued operations (see Note 32)	(54)	42	(314)	(7)	(1)	(334)
Balance at December 31, 2017	74	563	331	105	34	1,107

21.1.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax contingencies according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

21.1.1. PIS and COFINS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, the Company has challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company. Based on the judgement of the thesis by the STF (Federal Supreme Court)  and on the legal opinion of its external legal counsel, the Company understood that a disbursement of cash,  related to unpaid amounts  in previous periods, is not probable and reversed a provision of R$ 117.

Since the decision of the STF on March 15, 2017, the procedural steps were within the ones anticipated by the Company’s legal advisors without any change in management's judgment regarding the reversal of the provision for lawsuits, however without there being a final decision expected on the subject, related to the judgment of the appeal filed by the prosecution. The Company and its external legal counsel estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pending of decision do not allow the recognition of the credits since the Company started the claim in 2003. According to the preliminary evaluation, based on available information on December 31, 2017, the Company estimates the potential tax credits for the retail activity ranges from R$1,300 to R$1,850. The calculation for its subsidiary Sendas is not yet completed.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks – Continued

21.1.Tax - Continued

21.1.1. PIS and COFINS - Continued

In addition in Via Varejo’s tax credits as of December 31, 2017, classified as discontinued operations, were estimated to approximately R$1,384, being R$959 related to discontinued operations and R$425 attributed to continued operations through  a shareholders’ agreement between Grupo Casas Bahia and the Company.

Regarding the remainder accrued amount for other discussions related to PIS and COFINS includes challenging of tax offset and other small amounts, as of December 31, 2017 representing R$184, being R$74 of continued operations and R$110 of discontinued operations (R$204 as of December 31, 2016, being R$148 of continued operation and R$56 of discontinued operations).

21.1.2. Tax claims

During the 2nd quarter of 2017 the Company applied for the Special Program on Tax Settlements – PERT. The tax assessments over purchase transactions, industrialization and exports sales of soybeans (PIS/COFINS and IRPJ), and non-validation of tax offsets which amounted to R$146, being R$89 of continued operation and R$57 of discontinued operation.

Additionally, during the 3rd quarter of 2017, Company adhered to the Tax Debt Installment Payment Plan (“PEP” - Parcelamento Estadual do Estado de São Paulo), related to tax assessments of acquisition of suppliers considered not qualified by the State Finance Department registry, error in application of tax rate and accessory obligations by State tax authorities amounting to R$28, being R$6 of continued operation and R$22 of discontinued operation.

After entering into the programs above, the Company analyzed the other tax claims, together with its external legal counsel, and determined them to be probable losses and recorded a corresponding provision. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues. The amount recorded for these matters as at December 31, 2017 was R$184, being R$183 of continued operation and R$1 of discontinued operations (R$408 as at December 31, 2016, being R$356 of continued operation and R$52 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$142 as at December 31, 2017 (R$153 as at December 31, 2016) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$167 (R$138 in December 2016) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks – Continued

21.1.Tax - Continued

21.1.3.   Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at December 31, 2017 is R$72 being R$71 of continued operation and R$1 of discontinued operations (R$77 of continued operation as at December 31, 2016).

21.1.4. Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by IFRS 3. As at December 31, 2017, the recorded amount is R$90 (R$89 as at December 31, 2016). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

21.1.5.        Others contingent tax liabilities - Bartira

On the third quarter of 2016, the Company reversed most of its contingencies arising from business combination of Bartira, booked in 2013. The amount reversed is composed for R$6 of tax contingence and R$11 of labor contingence, totalizing R$17. The remaining balance at December 31, 2017 is R$1 (R$1 in December 31, 2016);

21.2.Labor

The Company is part to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2017, the Company recorded a provision of R$1,284, being R$331 for continued operations and R$953 for discontinued operations (R$950 as at December 31, 2016, being R$302 for continued operations and R$648 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.3.Civil and others

The Company is part to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

·       The Company is part to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be increased. As at December 31, 2017, the amount accrued for these lawsuits is R$125, being R$61 for continued operations and R$64 for discontinued operations (R$121 as at December 31, 2016, being R$49 for continued operations and R$72 for discontinued operations), for which there are no restricted deposits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.3.Civil and others - Continued

·       The Company is party to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims and recorded a provision according to probable cash expending and estimative of loss .On December 31, 2017 the amount of this provision is R$43, being R$34 for continued operations and R$9 for discontinued operations (R$39 on December 31, 2016, being R$32 for continued operations and R$7 for discontinued operations).

·       As at December 31, 2017, the amount accrued related to other civil matters is R$146, being R$ 44 for continued operation R$102 for discontinued operations (R$143 as at December 31, 2016, being R$ 60 for continued operation R$83 for discontinued operations).

Total civil lawsuits and others as at December 31, 2017 amount to R$314, being R$139 for continued operations and R$175 for discontinued operations (R$343 as at December 31, 2016, being R$ 141 for continued operations and R$202 for discontinued operations).

21.4.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and assessed as possible loss and, therefore, have not been recorded. The possible litigations updated balance without indemnization from shareholders is of R$11,778, being R$10,159 for continued operations and R$1,619 for discontinued operations at December 31, 2017 (R$12,221 in December 31, 2016, being R$10,736 for continued operations and R$1,485 for discontinued operations), and are mainly related to:

·       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$474, being R$443 for continued operations and R$31 for discontinued operations as December 31, 2017 (R$421 as at December 31, 2016, being R$389 for continued operations and R$32 for discontinued operations). The lawsuits are under administrative and court discussions.

·       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) ocurred in year of 2009. The restated amount of the assessment notice correspond to R$85 of income tax and social contribution (R$79 at December 31, 2016). The lawsuits await administrative and court ruling. The amount involved is R$964, being R$826 for continued operations and R$138 for discontinued operations as December 31, 2017 (R$1,192 as at December 31, 2016, being R$1,052 for continued operations and R$140 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks – Continued

21.4.Other non-accrued contingent liabilities - Continued

·       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offseting COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealed decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,124, being R$1,705 for continued operations and R$419 for discontinued operations as December 31, 2017 (R$2,532 as at December 31, 2016, being R$2,140 for continued operations and R$392 for discontinued operations). The Company recognized the effects of PERT Program in October 2017. These are related to the claims of CPMF, PIS/COFINS and other subjects not individually relevant, amounting to R$344.

·       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,246, being R$6,493 for continued operations and R$753 for discontinued operations as of December 31, 2017 (R$6,832 as at December 31, 2016, being R$6,269 for continued operations and R$563 for discontinued operations), which await a final decision at the administrative and court levels. The Company adhered to the PEP - State Instalment Program of the State of São Paulo in August 2017, related to tax assessments on tax credits taken on purchases from unqualified suppliers within Tax Authority of São Paulo, among other minor amounts, amounting to R$ 81, being R$ 68 of continued operation and R$ 13 of discontinued operation.

·       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$281, being R$150 for continued operations and R$131 for discontinued operations as December 31, 2017 (R$292 as at December 31, 2016, being R$165 for continued operations and R$127 for discontinued operations), which await decision at the administrative and court levels.

·       Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$689, being R$542 for continued operations and R$147 for discontinued operations as December 31, 2017 (R$953 as at December 31, 2016, being R$722 for continued operations and R$231 for discontinued operations).

The Company has litigations related to challenges by tax authorities on income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortization expenses. These assessments amount R$1,223 on December 31, 2017 (R$1,141 on December 31, 2016).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.4.Other non-accrued contingent liabilities – Continued

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at December 31, 2017 the estimated amount, in case of success in all lawsuits, is approximately R$201, being R$182 for continued operations and R$19 for discontinued operations (R$168 as at December 31, 2016, being R$155 for continued operations and R$13 for discontinued operations).

21.5.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits as follows.

	2017	2016
Tax	204	181
Labor	474	414
Civil and other	42	26
Regulatory	42	40
Total	762	661

21.6.Guarantees

Lawsuits	Property and equipment		Letter of guarantee		Total
	2017	2016	2017	2016	2017	2016

Tax	858	851	7,324	6,867	8,182	7,718
Labor	3	3	91	26	94	29
Civil and other	-	-	125	53	125	53
Regulatory	6	9	154	111	160	120
Total	867	863	7,694	7,057	8,561	7,920

The cost of letter of guarantees is approximately 0.81% per year of the amount of the lawsuits and is recorded as finance expense.

21.7.Cnova N.V. litigation

Our subsidiary Cnova NV, a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to internal investigation, concluded on July 22, 2016, conducted by Cnova N.V., Cnova Brasil e its advisors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distribution amongst the former Cnova shareholders as well as to the plaintiffs’ lawyers. A portion of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. Following the March 15, 2018 hearing, the court entered on March 19, 2018 the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. In the coming period, notices will be sent and distributed via Newswire by the plaintiffs’ lawyer with more information concerning the settlement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.    Leasing transactions

22.1.Operating lease

(i)      Minimum rental payment on termination of lease agreements

The Company analyzed and concluded that the rental agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental through the end of the agreements, as demonstrated in the table below:

	2017	2016
Minimum payments on the termination date	392	339
	392	339

(ii)      Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

Expenses (Income) for the year	2017	2016
Contingent payments	484	504
Non contingent payments	453	368
Sublease rentals (*)	(174)	(145)

(*) Refers to lease agreements receivable from commercial shopping malls.

22.2.Finance lease

Finance lease agreements amounted to R$195 as at December 31, 2017 (R$215 as at December 31, 2016), as shown in the table below:

	2017	2016
Financial lease liability –minimum rental payments:
Up to 1 year	51	41
1 - 5 years	117	144
Over 5 years	27	30
Present value of finance lease agreements	195	215

Future financing charges	185	207
Gross amount of finance lease agreements	380	422

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

	2017	2016

Additional or extended warranties	27	35
Barter agreement	14	12
Services rendering agreement - Allpark	13	15
Back lights	104	85
Future revenue agreement (note 23.1)	-	100
Others	10	1
	168	248

Current	146	224
Noncurrent	22	24

23.1.Future revenue agreement

The Company signed an agreement to sell a distribution center receiving R$100 as an advance payment in 2016. In 2017 the sale of this asset was R$176 and a gain of R$40 was recognized as other operating income.

24.    Shareholders’ equity

24.1.Capital stock

The subscribed and paid-up capital as of December 31, 2017 is represented by 266,579 (266,076 as of December 31, 2016) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2016) and 166,899 in thousands of preferred shares (166,396 as of December 31, 2016).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 23, 2017, March 23, 2017, April 27, 2017, July 25, 2017, October 26, 2017 and December 15, 2017 were approved capital increases amounting to R$11 (R$5 on December 31, 2016 and R$ 14 on December 31, 2015) through the issuance of 487 thousands preferred shares (374 thousands of preferred shares in 2016 and 418 in 2015). On December 31, 2017, the capital stock is R$ 6,822 (R$ 6,811 on December 31, 2016).

24.2.Share rights

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

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity - Continued

24.3.Granted options

The “options granted” caption recognizes the effects of the Company’s executives’ share-based payments under IFRS 2 – Share-based payment.

24.4.Earnings reserve

(i)   Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

24.5.Stock option plans for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of the Stock Option Plan "Ações com Açúcar" ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Share Based Payment Plan and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes the Former Stock Option Plan that was in effect in the fiscal year ended December 31, 2013 with exercible options at December 31, 2016 and the ongoing Plans for the current fiscal year.

Former Option Plan

Our Former Stock Option Plan is managed by a committee elected by our Board of Directors, called Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included in the stock options plans, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual series of grant of options. Each grant series received a serial number beginning with the letter A. For the fiscal year ended December 31, 2016, it was in force options granted of Series A7 Former Option Plan.

Options were classified as follows: “Silver” and “Gold”, which means that they could have different exercise prices.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of B3, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0.01. In both cases, the prices are not adjusted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity - Continued

24.5.Stock option plans for preferred shares - Continued

Former Option Plan - Continued

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

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each serie.

As a general rule of the Former Stock Option Plan, which may be altered by the Stock Option Committee in each serie, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was grated (considering, the reducer or accelerator of “Gold” options approved by the Stock Option Plan Committee at 35th month after grant options).

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

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each serie of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2017, was in force options granted B2, B3 and B4 Series of the Compensation Plan.

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

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plans for preferred shares – Continued

Compensation Plan – Continued

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even sign any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company will withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsibility to grant the options and advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each serie of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2017, was in force options granted C2, C3 and C4 Series Option Plan.

For each serie of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the twenty (20) days in B3 - Securities, Commodities and Futures, prior to the date of the Committee meeting that decides upon the granting of the options ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) months as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

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

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5  Stock option plans for preferred shares – Continued

		Exercise price					Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2017
Series B1	5/30/2014	6/1/2017	11/30/2017	0.01	0.01	239	(166)	(73)	-	-
Series C1	5/30/2014	6/1/2017	11/30/2017	83.22	83.22	239	(12)	(108)	(119)	-
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(119)	(37)	-	181
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(71)	-	266
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(246)	(41)	-	536
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(130)	(42)	-	651
Series B4	5/30/2017	5/31/2020	11/30/2020	0.01	0.01	537	(146)	(11)	-	380
Series C4	5/30/2017	5/31/2020	11/30/2020	56.78	56.78	537	(1)	(11)	-	525
						3.872	(820)	(394)	(119)	2.539

		Exercise price					Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(490)	(36)	-	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(231)	(43)	-	84
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(230)	(43)	-	85
Series B1	5/30/2014	6/1/2017	11/30/2017	0.01	0.01	239	(27)	(58)	-	154
Series C1	5/30/2014	6/1/2017	11/30/2017	83.22	83.22	239	(11)	(84)	-	144
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(75)	(32)	-	230
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(55)	-	282
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(165)	(28)	-	630
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(10)	(28)	-	785
						4,566	(1,729)	(443)	-	2,394

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plans for preferred shares – Continued

Consolidated information of share-based payment plans – GPA

Company implemented two new share-based plans in 2017, B4 and C4 series.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 6 months after the end of the vesting period. The condition to exercise the options is the beneficiary to stay as an employee. The series are different, exclusive, in the exercise price of the options and in the existence or not of a restriction of selling after vesting period.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series, 1,073 thousands options of shares were granted.

At December 31, 2017 there were 233 thousands treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$78.93 per share.

The table below shows the maximum percentage of dilution to which current shareholders will eventually be subject to in the event that all options granted are exercised:

	12.31.2017	12.31.2016

Number of shares	266,579	266,076
Balance of effective stock options granted	2,539	2,394
Maximum percentage of dilution	0.95%	0.90%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the weighted average interest rate of 11.70%.

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

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility nearly 35.19% and (c) the weighted average interest rate of 9.28% and 10.07%; (d) vesting period of 18 to 36 months.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5.Stock option plans for preferred shares – Continued

The expectation of remaining average life of the series outstanding at December 31, 2017 is 1.53 year (1.84 year at December 31, 2016). The weighted average fair value of options granted at December 31, 2017 was R$39.07 (R$43.06 at December 31, 2016).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2016
Granted during the year	1,645	18.61
Cancelled during the year	(144)	40.40
Exercised during the year	(374)	13.39
Outstanding at the end of the year	2,394	29.21	1.84
Total to be exercised at December 31, 2016	2,394	29.21	1.84
At December 31, 2017
Granted during the period	1,073	28.40
Cancelled during the period	(110)	40.56
Exercised during the period	(699)	22.14
Expired during the period	(119)	83.22
Outstanding at the end of the period	2,539	29.48	1.53
Total to be exercised at December 31, 2017	2,539	29.48	1.53

The amounts recorded in the statement of operations, for the year ended December 31, 2017 were R$16 (R$21 as at December 31, 2016).

24.6.Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V.. On December 31, 2017, the effect in the controlling shareholders’ was R$(17) (on December 31, 2016, R$88 in controlling shareholders’ and R$146 for non-controlling interests and on December 31, 2015, R$(86) in controlling shareholders’ and R$(133) for non-controlling interests).

24.7.Transactions with non-controlling shareholders

The amounts recorded in the consolidated statement of changes in shareholders’ equity, as transactions with non-controlling interest referred to:

2017	Controlling shareholders’	Non-controlling interest	Consolidated
Other transactions with non-controlling interest	(2)	-	(2)

2016 (*)
Change in Cnova’s Brasil interest	(127)	127	-
Change in Cdiscount’s interest	1	7	8
Payment in shares exchange between Cnova N.V. by Cnova Brasil	(20)	(27)	(47)
Share of profit of associates on shares change effect at Cdiscount	14	-	14
Sale of subsidiary Cdiscount	(11)	45	34
Other transactions with non-controlling interest	5	13	18
	(138)	165	27

2015
Company reorganization and NPC debt	(36)	-	(36)
Other transactions with non-controlling interest	(7)	(1)	(8)
	(43)	(1)	(44)

(*) See note 32.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.8.Acquisition of participation in Cdiscount Colômbia

On July, 2016, the subsidiary Cnova N.V and its minority shareholders Almacenes Éxito, holding 29% of Cdiscount Colômbia, entered into a new agreement in which Éxito could buy the remaining interest. As a consequence the amount of reciprocal call/put options were cancelled, resulting in an impact on Company’s equity of R$28 (R$ 9 in controlling shareholders’ and R$ 19 in non-controlling shareholders).

24.9.Effect in equity related to arbitral decision payment

In 2015, as mentioned in note 1.1, as per ICC decision the Company indemnified Morzan the amount of R$200 (with R$150 effect in shareholders’ equity  and R$50 of income tax effect), as a consequence of not complying with the terms of Share Purchase Agreement (“SPA”), signed in the acquisition of Globex, which provided the settlement of part of acquisition price in warrants (shares), with the guarantee over market price variation, which is determined in specific lock-up period.  The amount was recorded as a debit in the shareholders’ equity, since it relates to a settlement (which was made in cash) of an indirect repurchase of an equity instrument (warranty or guarantee of market price variation of the shares) granted to the previous controlling shareholders´ of Globex (Morzan) in connection with the SPA. In accordance with IAS 32, a reclassification of an equity instrument to liability should be accounted for based on fair value and any difference to the amounts previously booked, should be recorded in shareholders’ equity.

24.10. Dividends

On December 01, 2017 the Board of Directors approved the prepayment of interest on own capital of R$81, being R$0.315075726411 per preferred share and R$0.286432511282 per common share, paid on December 15, 2017 and to be attributable to 2017 dividends.

Company’s management proposed dividends, calculated according to the table below, considering the interest on own capital paid to its shareholders by the net amount of R$69. Company’s bylaw establishes a minimum dividend of 25% of profit for the year, with the calculation of the result for the year.

	Proposed dividends
	2017	2016

Net income (loss) for the year	619	(482)
Legal reserve	(31)	-
Calculation basis of dividends	588	-
Mandatory minimum dividends – 25%	147	-

Payment of interim dividends as interest on own capital, net of withholding taxes	(69)	-
Dividends payable	78	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Net operating revenue

	2017	2016	2015
Gross sales
Goods	48,597	45,267	40,519
Services rendered	365	294	355
Sales returns and cancellations	(523)	(592)	(632)
	48,439	44,969	40,242

Taxes on sales	(3,805)	(3,515)	(3,044)

Net operating revenues	44,634	41,454	37,198

26.    Expenses by nature

	2017	2016	2015
Cost of inventories	(32,425)	(30,473)	(26,817)
Personnel expenses	(4,691)	(4,503)	(4,011)
Outsourced services	(648)	(587)	(523)
Functional expenses	(2,376)	(2,304)	(2,079)
Selling expenses	(1,003)	(953)	(951)
Other expenses	(564)	(564)	(430)
	(41,707)	(39,384)	(34,811)

Cost of sales	(33,931)	(31,933)	(28,123)
Selling expenses	(6,804)	(6,567)	(5,922)
General and administrative expenses	(972)	(884)	(766)
	(41,707)	(39,384)	(34,811)

27.    Other operating expenses, net

	2017	2016	2015

Tax installments and other tax risks (a)	(217)	(357)	(22)
Restructuring expenses (b)	(107)	(99)	(116)
Losses on disposal of fixed assets (c)	(247)	(99)	(44)
Other	(8)	(12)	(24)
	(579)	(567)	(206)

a)        In 2017 it includes ICMS, income tax, CPMF, as well as, the effects of tax installments programs the Company applied during the year. In 2016, R$317 relates to income tax litigations, ICMS, PIS/COFINS and fine for legal acessory obligations reclassified from possible to probable loss, in addition to R$40 related to installment effects.

b)       The Company implemented a series of cost cutting initiatives, comprising all operating and administrative areas.

c)        Includes mainly write-offs on property and equipment items in the normal course of the operation and disposals of property and equipment items arising from Osasco Distribution Center fire incident occurred on December 27, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

28.    Financial income (expenses), net

	2017	2016	2015
Finance expenses:
Cost of debt	(498)	(705)	(698)
Cost of the discounting receivables	(144)	(163)	(120)
Monetary restatement loss	(131)	(174)	(213)
Other finance expenses	(138)	(92)	(91)
Total financial expenses	(911)	(1,134)	(1,122)

Financial income:
Income from short term instruments	38	84	171
Monetary restatement gain	137	137	182
Other financial income	6	10	1
Total financial income	181	231	354
Total	(730)	(903)	(768)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

29.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	2017			2016			2015
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders – continued operations	312	170	482	(44)	(27)	(71)	397	218	615
Net income (loss) allocated to common and preferred shareholders - discontinued operations	89	48	137	(257)	(154)	(411)	(226)	(124)	(350)
Net income (loss) allocated to common and preferred shareholders	401	218	619	(301)	(181)	(482)	171	94	265

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266	166	100	266

Basic earnings per millions of shares (R$) – continued operations	1.87356	1.70324		(0.26891)	(0.26891)		2.39760	2.17964
Basic earnings per millions of shares (R$) - discontinued operations	0.53335	0.48487		(1.54778)	(1.54778)		(1.36515)	(1.24104)
Basic earnings per millions of shares (R$) - total	2.40692	2.18810		(1.81669)	(1.81669)		1.03245	0.93859

Diluted numerator
Net income (loss) allocated to common and preferred shareholders – continued operations	312	170	482	(44)	(27)	(71)	397	218	615
Net income (loss) allocated to common and preferred shareholders - discontinued operations	89	48	137	(257)	(154)	(411)	(226)	(124)	(350)
Net income (loss) allocated to common and preferred shareholders	401	218	619	(301)	(181)	(482)	171	94	265

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266	166	100	266
Stock call option	1	-	1	-	-	-	-	-	-
Diluted weighted average of shares (millions)	167	100	267	166	100	266	166	100	266

Diluted earnings per millions of shares (R$) – continued operations	1.86188	1.69955		(0.26891)	(0.26891)		2.39222	2.17964
Diluted earnings per millions of shares (R$) – discontinued operations	0.52887	0.48118		(1.54778)	(1.54778)		(1.36515)	(1.24104)
Diluted earnings per millions of shares (R$) – total	2.39074	2.18073		(1.81669)	(1.81669)		1.03014	0.93859

For the year ended at December 31, 2016, potential shares issued under the stock option plan were not included in the diluted earning per share as their effect would have been antidilutive.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

30.  Segment information

Management considers the following business segments:

·       Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

·       Cash & Carry – includes the brand “ASSAÍ”.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 22 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls.

The Company measures the results of segments using the accounting practices under IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the operating results of each segment affected by the revisions are corrected for all years presented to maintain comparability.

Home appliances and e-commerce segments are presented as discontinued operations for the years 2017, 2016 and 2015 (as per note 32) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Company’s segments is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

	Food retail (*)			Cash & Carry			Assets held for sale and discontinued operations (**)			Subtotal			Eliminations/ Others (***)			Total
Description	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Net operating revenue	26,194	26,967	26,745	18,440	14,487	10,453	-	-		44,634	41,454	37,198	-	-		44,634	41,454	37,198
Gross profit	7,762	7,351	7,538	2,941	2,170	1,537	-	-		10,703	9,521	9,075	-	-		10,703	9,521	9,075
Depreciation and amortization	(604)	(576)	(552)	(175)	(131)	(98)	-	-		(779)	(707)	(650)	-	-		(779)	(707)	(650)
Profit from operations before net financial expenses and share of profit of associates	747	319	1,194	822	477	337	-	-		1,569	796	1,531	-	-		1,569	796	1,531
Net financial expense	(682)	(808)	(691)	(48)	(95)	(77)	-	-		(730)	(903)	(768)	-	-		(730)	(903)	(768)
Share of profit of subsidiaries and associates	64	77	81	-	-	-	-	-		64	77	81	(124)	(17)		(60)	60	81
Profit(loss) before income tax and social contribution	129	(413)	584	774	383	260	-	-		903	(30)	844	(124)	(17)		779	(47)	844
Income tax and social contribution	(63)	76	(140)	(234)	(100)	(89)	-	-		(297)	(24)	(229)	-	-		(297)	(24)	(229)
Net income (loss) for continued operations	66	(337)	444	540	283	171	-	-		606	(54)	615	(124)	(17)		482	(71)	615
Net income (loss) for discontinued operations	(33)	(78)	(74)	-	-	-	416	(927)	(817)	383	(1,005)	(891)	-	-		383	(1,005)	(891)
Net income (loss) of year end	33	(415)	370	540	283	171	416	(927)	(817)	989	(1,059)	(276)	(124)	(17)		865	(1,076)	(276)

Current assets	7,202	8,938		3,093	2,417		23,182	20,538		33,477	31,893		(257)	(242)		33,220	31,651
Noncurrent assets	11,168	10,955		3,568	2,620		-	-		14,736	13,575		(28)	(9)		14,708	13,566
Current liabilities	7,966	9,171		3,414	3,020		17,897	15,642		29,277	27,833		(285)	(251)		28,992	27,582
Noncurrent liabilities	4,943	4,747		701	291		-	-		5,644	5,038		-	-		5,644	5,038
Shareholders' equity	5,461	5,975		2,546	1,726		5,285	4,896		13,292	12,597		-	-		13,292	12,597
(*) Food retail includes GPA Malls & Properties.

(**) See note 32.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

Company general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	2017	2016	2015
Extra	16,110	16,776	17,032
Assaí	18,440	14,487	10,454
Pão de Açúcar	6,659	6,711	6,491
Proximidade	1,085	1,131	946
Other business	2,340	2,349	2,275
Total net operating revenue	44,634	41,454	37,198

31.    Non cash transactions

During 2017, 2016 and 2015 the Company had the following non-cash transactions of cash flows, as presented below:

·  Merger of subsidiaries and company reorganizations as per note 1.2;

·  Purchase of fixed assets not paid yet as note 14.3;

·  Purchase of intangible assets not paid yet as per note 15.3;

·  Deferred income tax  as per note 20;

·  Additions/reversals to provisions for risk as per note 21;

·  Transactions with non-controlling interest as per note 24.7;

·  Capital increase at Sendas with property and equipment as per note 13;

·  Recognition of ICMS tax credits, according to note 11.

32.    Non current assets held for sale and discontinued operations

32.1.Interest change on Cnova N.V Investment

Preceding the process to dispose of the Company’s interest in Via Varejo’s capital stock, on July 24, 2016 a reorganization took place to separate the holdings of Via Varejo and CBD on Cnova N.V..

The second step of the restructuring process, and with the objective to concentrate the non-food business in a specific entity. The corporate reorganization on the ultimate controlling company Casino, GPA, Via Varejo, Cnova N.V. and Cnova Brasil was approved and concluded.

As a result of this reorganization process on October 31, 2016, Cnova’s Brasil equity is exclusively held by Via Varejo, which no longer holds an interest in Cnova N.V.. According to loan contracts terms and conditions between Cnova Brasil and Cnova N.V. (assessed at approximately US$160 million at the end of September 2016), the transaction resulted in an early payment obligation of such loans, which were paid to Cnova N.V. by Via Varejo, on behalf of Cnova Brasil.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1.Interest change on Cnova N.V Investment – Continued

In accordance with Noncurrent assets held for sale and discontinued operations (IFRS 5), as result of the Cnova reorganization we presented Cnova N.V.’s results for the 10 month period ended October 31, 2016 and year ended December 31, 2015 in one single line item in our statement of operations in loss from discontinued operations and the related balances of assets and liabilities in the line items assets held for sale and liabilities related to assets held for sale, respectively, in the balance sheet as of December 31, 2017 and 2016. On November 1, 2016 we became a minority shareholder in Cnova N.V. and we began applying the equity method of accounting in our investiment in Cnova N.V..

See below the summary of the statement of operations, balance sheet and cash flow statement of Cdiscount before the eliminations:

Balance sheet:

10.31.2016
Assets
Current
Cash and cash equivalents	621
Trade receivables, net	365
Inventories, net	900
Other current assets	129
Total current assets	2,015

Noncurrent
Deferred income tax and social contribution	38
Related parties	520
Other noncurrent assets	14
Property and equipment, net	46
Intangible assets, net	423
Total noncurrent assets	1,041
Total assets	3,056

Liabilities
Current
Trade payable, net	1,319
Related parties	1,300
Other current liabilities	363
Total current liabilities	2,982
Noncurrent
Provision for risks	52
Other noncurrent liabilities	17
Total noncurrent liabilities	69
Shareholders’ equity	5
Total liabilities and shareholders’ equity	3,056

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1.Interest change on Cnova N.V Investment – Continued

Statement of operations	10.31.2016	12.31.2015

Net operating revenue	5,509	6,598
Cost of sales	(4,973)	(6,025)
Gross profit	536	573
Operating income (expenses)
Selling, general and administrative expenses	(527)	(662)
Depreciation and amortization	(63)	(74)
Other operating expenses, net	(69)	(168)
	(659)	(904)
Loss from operations before financial expenses	(123)	(331)

Financial expenses, net	(9)	27

Loss before income tax and social contribution	(132)	(304)

Income tax and social contribution	(24)	(61)

Net loss from discontinued operations	(156)	(365)
Attributed to:
Controlling shareholders	(48)	(113)
Non-controlling shareholders	(108)	(252)

In addition to statement of operations of October 31, 2016, the net loss of discontinued operations consider R$(9) related to the November and December net loss, amounting to R$(165).

Statements of cash flow	10.31.2016	12.31.2015

Cash flow used in operating activities	(998)	(730)
Cash flow provided by (used in) investing activities	54	(112)
Cash flow from financing activities	950	404
Exchange rate in cash and cash equivalents	(24)	92
Net increase (decrease) in cash and cash equivalents	(18)	(346)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2.Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

During 2017, due to certain external factors out of the control of the Company, mainly related to the macro economic scenario, the process of sale of Via Varejo was not concluded within one year as initially planned. The plan to sell Via Varejo remains unchanged, and the Company revised the next steps and expects, along with its financial advisors, to close the sales process during 2018.

Therefore, as required by  IFRS 5 – “Non-current assets held for sale and discontinued operations”, the net results of Via Varejo (and its subsidiary Cnova Brasil) are included in statement of operations as a single line, after taxes, and assets and liabilities balances are disclosed as held for sale and discontinued operations.

Statement of operations on December 31, 2017, 2016 and 2015 also discloses the discontinued operations as a single line. However, the consolidated cash flows includes cash flows from continued and discontinued operations. Non current assets and liabilities held for sale on December 31, 2017 were R$22,939 (R$20,303 on December 31, 2016) and R$17,824 (R$15,632 on December 31, 2016), respectively. The net effects on discontinued operations were a net income of R$383 in 2017 (net loss of R$1,005 in 2016 and R$891 in 2015). Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	12.31.2017	12.31.2016
Assets
Current
Cash and cash equivalents	3,559	4,030
Trade receivables, net (i)	3,988	2,782
Inventories, net	4,379	3,054
Recoverable taxes	219	581
Other current assets	168	123
Total current assets	12,313	10,570

Noncurrent
Trade receivables, net	224	204
Recoverable taxes	2,725	2,317
Other accounts receivable, net	940	615
Deferred income tax and social contribution	354	289
Related parties	539	681
Investment properties	89	144
Property and equipment, net	1,711	1,550
Intangible assets, net	4,287	4,170
Total noncurrent assets	10,869	9,970
Total assets	23,182	20,540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2  Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

Liabilities	12.31.2017	12.31.2016
Current
Trade payable, net	7,726	5,618
Structured payable program	437	489
Borrowings and financing (i)	3,802	3,532
Related parties	139	189
Other current liabilities (ii)	2,177	2,231
Total current liabilities	14,281	12,059

Noncurrent
Borrowings and financing (i)	397	407
Deferred income tax and social contribution	839	849
Other noncurrent liabilities (ii)	2,380	2,329
Total noncurrent liabilities	3,616	3,585
Shareholders’ equity	5,285	4,896
Total liabilities and shareholders’ equity	23,182	20,540

(*) Before intercompany eliminations with GPA in the amount R$243 of assets and R$73 of liabilities. In the total balance held for sale of the balance sheet as of December 31, 2017, R$22 refers to the reclassification of CBD land to available for sale.

(i) Includes financed sales through CDCI, whose value on December 31, 2017 is R$ 2,382 in assets (R$ 2,138 at December 31, 2016) and R$ 3,466 in liabilities (R$ 3,002 on December 31, 2016).

(ii) Includes balance of R$1,374 on December 31, 2017 (R$1,662 on December 31, 2016) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and bank correspondent).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2  Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	2017	2016	2015

Net operating revenue	25,690	23,215	25,447
Cost of sales	(17,343)	(16,201)	(18,780)
Gross profit	8,347	7,014	6,667
Operating income (expenses)
Selling, general and administrative expenses	(6,791)	(6,084)	(5,680)
Depreciation and amortization	-	(207)	(237)
Other operating expenses, net	(218)	(389)	(231)
	(7,009)	(6,680)	(6,148)
Profit from operations before financial expenses and share of profit of associates	1,338	334	519
Financial expenses, net	(770)	(1,075)	(899)
Share of profit of associates	26	30	31
Income (loss) before income tax and social contribution	594	(711)	(349)

Income tax and social contribution	(161)	(34)	(87)

Net income (loss) for the year	433	(745)	(436)
Attributed to:
Controlling shareholders	187	(268)	(148)
Non-controlling shareholders	246	(477)	(288)

(*) Via Varejo began to consolidate Cnova Brasil on October 31, 2016, as such the net loss of 2016 and 2015 above is the sum of the results of Via Varejo and Cnova Brasil with the eliminations from January 1st, 2016. Before eliminations of amounts of related parties with GPA.

Description	2017	2016	2015
Net operating revenue	(36)	(22)	(24)
Cost of sales	(8)	(7)	(6)
Selling costs	-	1	2
General and administrative expenses	(1)	-	-
Financial expenses, net	21	5	6
Income tax and social contribution	6	6	6
Total	(18)	(17)	(16)

Additionally incurred costs related to indemnity costs of contingences from prior periods were reclassified to discontinued operations in the amount of R$32 in 2017 (R$77 in 2016) in line with IFRS 5 requirements.

Cash flows from discontinued operations	2017	2016	2015
Cash flow provided by (used in) operating activities	70	(2,636)	2,445
Net cash used in investing activities	(333)	(237)	(420)
Net cash provided by (used in) financing activities	(208)	226	(658)
Cash variation for the year	(471)	(2,647)	1,367

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.3.Fair value of Via Varejo

In accordance with IFRS 5 the investment of Via Varejo must be recognized considering the lower amount between the carrying amount of net assets and market value less cost to sell.

The Company estimates that the market value less cost to sell Via Varejo is greater than carrying amount of net assets, considering the recent average market share price of Via Varejo.

33.    Insurance coverage

     The insurance coverage as at December 31, 2017 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Assigning profit	16,369
Profit	Loss of profits	8,338
Cars and Others (*)	Damages	412

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, which covers fraud risk (Criminal) of R$35, risk of damage protection and Cybersecurity responsibility of R$ 32 and total coverage of R$301.

     (*) The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

34.    Subsequent events

34.1.15th issuance of debentures

On December 15, 2017, the Board of Directors approved the 15th issuance of a single serie of debentures, non-convertible into shares and unsecured. On January 15, 2018, 800,000 debentures were issued with a unitary value of R$ 1,000 and a total value of R$ 800. The debentures will have a term of 3 years as from the issuance date.

34.2   Interest on own capital

On March 26, 2018,  the Board of Directors approved the payment of interest on own capital for the year ended December 31, 2017, for an amount of R$91, corresponding to R$0,354066288 per preferred share and R$0,321878444 per common share, which will be paid on May 25, 2018, for an amount  net of withholding taxes of R$77.

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

Cnova Comércio Eletrônico S.A.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

May 4, 2017

Acknowledgement of Independent Registered Public Accounting Firm

We agree to the inclusion in this annual report on Form 20-F of CBD filed with the SEC on April 26, 2018 of our report dated July 21, 2016, with respect to the consolidated financial statements of Cnova NV as of and for the year ended December 31, 2015.

Paris, La Défense, April 26, 2018

/s/Ernst & Young Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Via Varejo S.A.

São Caetano do Sul - SP - Brazil

Opinion on the financial statements

We have audited the consolidated balance sheet of Via Varejo S.A. and subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the Company’s financial position as of December 31, 2017, and the result of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated April 25, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 25, 2018

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Via Varejo S.A.

São Caetano do Sul - SP - Brazil

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Via Varejo S.A. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013), issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and our report, dated April 25, 2018, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

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

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 25, 2018

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheet of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Cnova Comércio Eletrônico S.A. and subsidiaries, a Company’s subsidiary, whose financial statements reflect total assets constituting 3.5% of consolidated total assets as of December 31, 2016 and discontinued operations constituting 83.2% of consolidated discontinued operations for the year ended December 31, 2016. We did not audit the financial statements of Cnova N.V. and subsidiaries, a Company’s associate, whose financial statements reflect discontinued operations constituting 113.2% of consolidated discontinued operations for the year ended December 31, 2015, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Cnova Comércio Eletrônico S.A. and Cnova N.V., is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2016, the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

May 8, 2017