Form 20-F/A
period 2017-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2018-05-14
CIK 1038572

As filed with the Securities and Exchange Commission on May 11, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________
FORM 20-F/A

(Amendment No. 1)

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

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Emerging growth company ☐

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

☐ Yes ☒ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”), filed with the Securities and Exchange Commission on April 30, 2018. The Company is filing this Amendment No. 1 for the following reasons:

(i) To replace the report of the Company’s independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., relating to their Opinion on the Financial Statements, on page F-1 of the Annual Report, to correct the date of the report and inadvertent typographical errors, with the report in Annex A hereto.

(ii) To replace the report of the Company’s independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., relating to their Opinion on Internal Control over Financial Reporting, on pages F-2 to F-3 of the Annual Report, to correct the date of the report and inadvertent typographical errors, with the report in Annex B hereto.

(iii) To provide certain corrected figures presented in Item 3A. “Selected Financial Data,” as follows:

	As of and for the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(R$, except as indicated)					(US$, except as indicated)
Average monthly net operating revenue per square meter(4):
Pão de Açúcar........................................	2,213	2,362	2,361	2,420	2,385	0,721
Extra Hiper.............................................	1,353	1,341	1,325	1,362	1,412	0,427
Minimercado Extra and Minuto Pão de Açúcar...........................................................	1,118	1,143	1,109	1,287	1,343	0,406
Extra Supermercado...............................	1,618	1,624	1,648	1,685	1,636	0,495
Assaí.......................................................	2,257	2,367	2,578	3,107	3,430	1,037

________________

 (4)  Calculated using the average of square meters of selling area on the last day of each month in the period.

This Amendment No. 1 comprises a cover page, this explanatory note, the signature page and the required certifications of the chief executive officer and chief financial officer of the Company.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend any other information set forth in the Annual Report, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 27, 2018.

ANNEX A

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the financial statements of Via Varejo S.A., a Company’s subsidiary, whose assets, liabilities and operations are presented as discontinued operations as of December 31, 2017. Via Varejo S.A. total assets constitute 48% of the Company´s total consolidated assets as of December 31, 2017 and its net income constitute 44% of the Company´s consolidated net income for the year ended December 31, 2017. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Via Varejo S.A., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2018 expressed an unqualified opinion thereon.

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

April 27, 2018

ANNEX B

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

We did not examine the effectiveness of internal control over financial reporting of Via Varejo S.A., a Company’s subsidiary, whose assets, liabilities and operations are presented as discontinued operations as of December 31, 2017. Via Varejo S.A. total assets constitute 48% of the Company´s total consolidated assets as of December 31, 2017 and its net income constitute 44% of the Company´s consolidated net income for the year ended December 31, 2017. The effectiveness of Via Varejo S.A.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Via Varejo S.A.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes and our report dated April 27, 2018 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

April 27, 2018

ITEM 19.               EXHIBITS

Exhibit Number	Description
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Chief Financial Officer.*

*              Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:      /s/ Peter Paul Lourenço Estermann

Name: Peter Paul Lourenço Estermann

Title: Chief Executive Officer

By:      /s/ Christophe Hidalgo

Name: Christophe Hidalgo

Title: Chief Financial Officer

Dated: May 11, 2018