Form 20-F/A
period 2017-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2018-05-29
CIK 1038572

As filed with the Securities and Exchange Commission on May 29, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________
FORM 20-F/A

(Amendment No. 2)

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

☒ Yes ☐ No

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

This Amendment No. 2 to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on May 14, 2018 (the “Annual Report”). The Company is filing this Amendment No. 2 for the following reason:

To file Exhibit 101, which presents financial information of the Company in eXtensible Business Reporting Language (XBRL). Item 19 of the Annual Report is amended to include the following exhibits:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

This Amendment No. 2 comprises a cover page, this explanatory note, the exhibits referred to in this explanatory note, the signature page and the required certifications of the chief executive officer and chief financial officer of the Company.

Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend any other information set forth in the Annual Report, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 27, 2018.

ITEM 19.               EXHIBITS

Exhibit Number		Description
12.1	*	Section 302 Certification of Chief Executive Officer.
12.2	*	Section 302 Certification of Chief Financial Officer.
13.1	*	Section 906 Certification of Chief Executive Officer.
13.2	*	Section 906 Certification of Chief Financial Officer.
101.INS	*	XBRL Instance Document.
101.SCH	*	XBRL Taxonomy Extension Schema.
101.CAL	*	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	*	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	*	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	*	XBRL Taxonomy Extension Scheme Presentation Linkbase.
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

Dated: May 29, 2018