Form 20-F
period 2018-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2019-04-30
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14626

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Christophe Hidalgo, Chief Financial Officer
Phone:  +55 11 3886-0421
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

As of December 31, 2018, the registrant had outstanding 99,679,851 Common Shares, no par value per share, and 167,165,057 Preferred Shares, no par value per share.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes ☒ No

TABLE OF CONTENTS

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company,” “Grupo Pão de Açúcar” and “GPA” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; and (iii) “preferred shares” and “common shares” are references to our authorized and outstanding shares of non-voting preferred stock, designated as ações preferenciais, and common stock, designated as ações ordinárias, respectively, in each case without par value.  All references to “ADSs” are to American depositary shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by J.P. Morgan Chase Bank N.A. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.  All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our consolidated financial statements are presented in Brazilian reais.  We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate the amounts as of December 31, 2018 was R$3.8748 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2018, as reported by the Central Bank of Brazil, or the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.

None of the information available on our website or on websites referred to in this annual report is incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

●        global economic conditions and their impact on consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

●        our ability to sustain or improve our performance;

●        competition in the Brazilian retail industry in the sectors in which we operate;

●        Brazilian government regulation and tax matters;

●        adverse legal or regulatory disputes or proceedings;

●        our ability to implement our strategy, including our digital transformation initiatives;

●        credit and other risks of lending and investment activities;

●        our ability to expand our operations outside of our existing markets;

●        hedge risks; and

●        other risk factors as set forth under “Item 3D. Risk Factors.”

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

PART 1

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3A.          Selected Financial Data

Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.

IFRS 9 – Financial Instruments became effective on January 1, 2018. The adoption of IFRS 9 did not have a significant impact on our accounting policies related to financial liabilities and derivative financial instruments. In addition, in accordance with IFRS 15 – Revenue from Contracts with Customers, which also became effective on January 1, 2018, we reclassified the rebates received from suppliers from selling, general and administrative expenses to cost of sales. We have retroactively adopted IFRS 9 and IFRS 15 as of January 1, 2016 and as a result, have restated our audited consolidated financial statements for the years ended December 31, 2017 and 2016. Our financial statements for the years ended December 31, 2015 and 2014 have not been retroactively restated and as such are not directly comparable. For further details on our adoption of new accounting standards, such as IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

                The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2018, have been translated into U.S. dollars at a rate of R$3.8748 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2018, as reported by the Central Bank.

	As of and for the Year Ended December 31,
	2018	2018(1)	2017(1)	2016(1)	2015(1)(3)	2014(1)(3)
	(millions of US$, except as indicated)	(millions of R$, except as indicated)
Statement of operations and comprehensive income
Net operating revenue	12,746	49,388	44,634	41,454	37,198	34,741
Cost of sales	(9,764)	(37,834)	(33,646)	(31,654)	(28,123)	(25,955)
Gross profit	2,982	11,554	10,988	9,800	9,075	8,786
Selling, general and administrative expenses	(2,156)	(8,354)	(8,059)	(7,729)	(6,688)	(6,067)
Depreciation and amortization	(217)	(840)	(779)	(707)	(650)	(581)
Other operating expenses, net	(56)	(216)	(579)	(567)	(206)	(306)
Operating expenses	(2,429)	(9,410)	(9,417)	(9,003)	(7,544)	(6,954)
Profit from operations before net financial expenses and share of profit of associates	553	2,144	1,571	797	1,531	1,832

	As of and for the Year Ended December 31,
	2018	2018(1)	2017(1)	2016(1)	2015(1)(3)	2014(1)(3)
	(millions of US$, except as indicated)	(millions of R$, except as indicated)
Financial income	60	231	181	231	354	323
Financial expenses	(182)	(705)	(911)	(1,134)	(1,122)	(921)
Finance expenses, net	(122)	(474)	(730)	(903)	(768)	(598)
Share of profit of associates	9	33	(89)	21	81	78
Profit (loss) before income tax and social contribution	440	1,703	752	(85)	844	1,312
Income tax and social contribution	(116)	(449)	(297)	(24)	(229)	(348)
Net income (loss) for the year from continuing operations	324	1,254	455	(109)	615	964
Net income (loss) for the year from discontinued operations	(19)	(74)	356	(1,036)	(891)	(620)
Net income (loss) for the year	305	1,180	811	(1,145)	(276)	1,584
Attributed to controlling shareholders from continuing operations	324	1,254	455	(109)	615	964
Attributed to controlling shareholders from discontinued operations	(16)	(61)	125	(424)	(350)	243
Total attributed to controlling shareholders	308	1,193	580	(533)	265	1,207
Attributed to non-controlling shareholders from continuing operations	––	––	––	––	––	––
Attributed to non-controlling shareholders from discontinued operations	(3)	(13)	231	(612)	(541)	377
Total attributed to non-controlling shareholders	(3)	(13)	231	(612)	(541)	377
Other comprehensive income (loss) for the year, net of income tax	(4)	(15)	(35)	198	(222)	4
Total comprehensive income (loss) for the year	301	1,165	776	(947)	(498)	1,588
Attributed to controlling shareholders	303	1,176	551	(459)	177	1,208
Attributed to non-controlling shareholders	(3)	(11)	225	(488)	(675)	380
Basic earnings per share (weighted average for the year) (in R$)
Preferred – Continuing operations and discontinued operations	1.20	4.64	2.26	(2.01)	1.03	4.72
Common – Continuing operations and discontinued operations	1.08	4.20	2.05	(2.01)	0.94	4.30
Preferred – Continuing operations	1.26	4.87	1.78	(0.41)	2.40	3.77
Common – Continuing operations	1.14	4.43	1.62	(0.41)	2.18	3.42
Diluted earnings per share (weighted average for the year) (in R$)
Preferred – Continuing operations and discontinued operations	1.19	4.61	2.25	(2.01)	1.03	4.72
Common – Continuing operations and discontinued operations	1.08	4.20	2.05	(2.01)	0.94	4.30
Preferred – Continuing operations	1.25	4.84	1.77	(0.41)	2.39	3.76
Common – Continuing operations	1.14	4.43	1.62	(0.41)	2.18	3.42
Basic earnings per ADS (in R$)	1.20	4.64	2.26	(2.01)	1.03	4.71
Diluted earnings per ADS (in R$)	1.19	4.61	2.25	(2.01)	1.03	4.71
Weighted average number of shares outstanding (in thousands)
Preferred	167,165	167,165	166,391	165,852	165,640	165,103
Common	99,680	99,680	99,680	99,680	99,680	99,680
Total	266,845	266,845	266,071	265,532	265,320	264,783
Dividends declared and interest on own capital per share (in R$)
Preferred	0.28	1.09	0.57	––	0.47	1.18
Common	0.26	0.99	0.52	––	0.42	1.07
Dividends declared and interest on own capital per ADS (in R$)(2)	0.28	1.09	0.57	––	0.47	1.18

	As of and for the Year Ended December 31,
	2018	2018(1)	2017(1)	2016(1)	2015(1)(3)	2014(1)(3)
	(millions of US$, except as indicated)	(millions of R$, except as indicated)
Balance sheet data
Cash and cash equivalents	1,128	4,369	3,792	5,112	11,015	11,149
Property and equipment, net	2,490	9,650	9,138	9,182	10,377	9,699
Assets held for sale	6,308	24,443	22,775	20,153	15	––
Total assets	13,639	52,849	47,707	45,051	47,241	45,345
Current borrowings and financing	520	2,016	1,251	2,957	4,869	6,594
Non-current borrowings and financing	906	3,509	3,337	2,912	4,164	3,134
Liabilities related to assets held for sale	5,010	19,412	17,824	15,632	––	––
Shareholders’ equity	3,597	13,939	13,041	12,417	13,352	14,194
Share capital	1,761	6,825	6,822	6,811	6,806	6,792
Other financial information
Net cash provided by (used in):
Operating activities	667	2,586	1,895	(1,304)	4,632	4,990
Investing activities	(490)	(1,899)	(1,592)	(2,020)	(1,852)	(1,624)
Financing activities	11	42	(2,094)	1,475	(3,006)	(636)
Capital expenditures(4)	(611)	(2,366)	(1,713)	(1,023)	(2,059)	(1,038)

(1)           As disclosed in note 32 to our audited consolidated financial statements included elsewhere in this annual report, operations of Via Varejo were classified as “discontinued operations” in 2018 and all prior periods presented. Starting on November 1, 2016, we began recording our investment in Cnova N.V., or Cnova, using the equity method of accounting.

(2)           Each preferred share received a dividend 10% higher than the dividend paid to each common share.  See “Item 8A.  Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

(3)           IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 as of January 1, 2016 and as a result, have restated our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2017 and 2016. Our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2015 and 2014 have not been retroactively restated and as such are not directly comparable.

(4)           Capital expenditures  comprise are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

	As of and for the Year Ended December 31,
	2018	2018	2017	2016	2015(4)	2014(4)
	(US$, except as indicated)	(R$, except as indicated)
Operating Data
Number of Employees at period end(1)	––	94,119	91,106	93,658	93,176	93,413
Total square meters of selling area at period end	––	1,793,077	1,743,505	1,740,567	1,719,559	1,659,924
Number of stores at period end(2):
Pão de Açúcar	––	186	186	185	185	181
Extra Hiper	––	112	117	134	137	137
Mini Extra and Minuto Pão de Açúcar	––	235	265	284	311	256
Extra Supermercado(3)	––	186	188	194	199	207
Assaí	––	144	126	107	95	84
Total number of stores at period end	––	863	882	904	927	865

(1)           Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)           Excludes gas stations and drugstores.

(3)           Includes Extra Supermercado, Mercado Extra and Compre Bem banners.

(4)           IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 as of January 1, 2016 and as a result, have restated our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2017 and 2016. Our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2015 and 2014 have not been retroactively restated and as such are not directly comparable.

	As of and for the Year Ended December 31,
	2018	2018	2017	2016	2015(5)	2014(5)
	(US$, except as indicated)	(R$, except as indicated)
Net operating revenue per employee(1):
Pão de Açúcar	114,104	442,129	414,903	407,463	371,152	346,472
Extra Hiper(2)	157,263	609,364	570,601	517,197	463,212	496,126
Mini Extra and Minuto Pão de Açúcar	90,065	348,985	349,306	296,698	232,215	179,230
Extra Supermercado(3)	100,657	390,024	439,678	421,094	388,391	396,860
Assaí	197,501	765,277	699,146	687,156	628,748	610,144
CBD average net operating revenue per employee	135,425	524,743	489,910	363,407	322,753	450,179
Net operating revenue by store format:
Pão de Açúcar	1,851	7,171	6,932	6,979	6,727	6,327
Extra Hiper(2)	3,541	13,719	13,652	14,102	14,249	14,490
Mini Extra and Minuto Pão de Açúcar	305	1,182	1,085	1,131	946	638
Extra Supermercado(3)	1,140	4,417	4,525	4,755	4,822	4,959
Assaí	5,910	22,899	18,440	14,487	10,453	8,326
Total net operating revenue	12,746	49,388	44,634	41,454	37,198	34,371
Average monthly net operating revenue per square meter(4):
Pão de Açúcar	633	2,451	2,385	2,420	2,361	2,362
Extra Hiper(2)	391	1,516	1,412	1,362	1,325	1,341
Mini Extra and Minuto Pão de Açúcar	393	1,524	1,343	1,287	1,109	1,143
Extra Supermercado(3)	440	1,704	1,636	1,685	1,648	1,624
Assaí	922	3,574	3,430	3,107	2,578	2,367
CBD average monthly net operating revenue per square meter	589	2,283	2,085	1,928	1,747	1,918
Average ticket amount:
Pão de Açúcar	17	64	59	57	53	50
Extra Hiper(2)	22	86	80	73	70	70
Mini Extra and Minuto Pão de Açúcar(2)	6	22	20	19	17	15
Extra Supermercado(3)	10	38	36	36	34	33
Assaí	41	158	157	156	146	134
CBD average ticket amount	22	84	76	69	61	67
Average number of tickets per month:
Pão de Açúcar	––	9,393,488	9,770,687	10,187,388	10,581,845	10,502,201
Extra Hiper(2)	––	13,244,647	14,284,209	16,106,165	17,037,205	17,273,270
Mini Extra and Minuto Pão de Açúcar	––	4,435,348	4,425,078	4,929,778	4,725,240	3,463,884
Extra Supermercado(3)	––	9,710,083	10,480,779	11,060,911	11,870,096	12,595,001
Assaí	––	12,095,230	9,792,180	7,717,266	5,949,201	5,164,456
CBD average number of tickets per month	––	48,878,795	48,752,933	50,001,507	50,163,588	48,998,812

(1)                 Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.

(2)                 Includes revenues associated with rentals of commercial spaces.  Revenues of gas stations, drugstores, food delivery and in-store pick-up are included in the respective banner.

(3)           Includes Extra Supermercado, Mercado Extra and Compre Bem banners.

(4)           Calculated using the average of square meters of selling area on the last day of each month in the period.

(5)           IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 as of January 1, 2016 and as a result, have restated our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2017 and 2016. Our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2015 and 2014 have not been retroactively restated and as such are not directly comparable.

3B.          Capitalization and Indebtedness

Not applicable.

3C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3D.          Risk Factors

An investment in the ADSs or our preferred shares involves a high degree of risk.  You should carefully consider the risks and uncertainties described below and the other information in this annual report before making an investment decision.  The risks described below are those that we currently believe may materially affect us. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The trading price of the ADSs and our preferred shares could decline due to any of these risks or other factors, and you may lose all or part of your investment.  Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company described below and elsewhere in this annual report.

Risks Relating to our Industry and Us

We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.

We operate mainly in the Brazilian food retail industry. The Brazilian food retail industry, including the cash and carry (atacado de autosserviço) segment, and the home appliances sector are highly competitive. In this annual report, the term “home appliances” refers to the sale of durable goods (i.e., electronics, furniture and other items for the home). We compete with other retailers based on price, product mix, store location and layout and services.  Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, mainly in the retail segment, and especially from those that operate in the informal segment of the Brazilian economy.  We also compete with large chains in both the retail and cash and carry segments. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large multinational retail food, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies.  Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

If we are unable to compete successfully in our target markets (including adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices under each of our banners and segments) or otherwise adjust to changing consumer preferences, such as shopping on mobile devices, we may lose market share, which would adversely affect our financial position and results of operations.

Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channels, and our digital transformation strategy might not be an effective response to this competition.

In recent years, retail sales of food, clothing and home improvement products over the internet have increased significantly in Brazil, and we expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure therein.  For example, Amazon recently announced that it would focus more resources on its business in Brazil.  Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, diminishing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large sales force. As a result, such internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high-quality, fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue. We have a digital transformation strategy, but we cannot provide any assurance that our strategy will be successful in meeting consumer demands or maintaining our market share in light of our competitors’ internet retail businesses. For information on our digital activities, see “Item 4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation.” If internet sales in Brazil continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets and retail stores could be materially diminished, which could have a material adverse effect on our financial position and results of operations.

The Brazilian food retail industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the Brazilian food retail industry, which includes the cash and carry segment, has experienced periods of economic slowdown that led to declines in consumer expenditures.  The success of operations in the food retail and home appliances sectors depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels.  Reductions in credit availability and more stringent credit policies by us and credit card companies may negatively affect our sales, especially for  home appliances.  Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and more susceptibility to increases in the unemployment rate.  These conditions may have a material adverse effect on our financial position and results of operation.

Because the Brazilian retail industry is perceived as essentially growth-oriented, we are dependent on the growth rate of Brazil’s urban population and its different income levels.  Any decrease or slowdown in growth may adversely affect our sales and our results of operations.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil, which may be further increased if macroeconomic conditions in Brazil deteriorate.  The unemployment rate reached 12.3% in 2018, compared to 12.7% in 2017 and 11.5% in 2016.  These circumstances have not been appreciably improved by gradual reductions in the basic interest rate in Brazil, the SELIC rate, which was 6.5%, 7.0% and 13.8% in 2018, 2017 and 2016, respectively.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers decreases, or if Brazilian government policy restricts the granting of credit to consumers.

Additionally, we are involved in extending credit to customers through our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately owned financial institutions in Brazil, called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4B. Business Overview—FIC and Investcred.”

FIC is subject to the risks normally associated with providing these types of financing, including the risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to the cost and maturity of financing to its customers, which could have a material adverse effect on us.

Furthermore, FIC is a financial institution regulated by the Central Bank and is therefore subject to significant regulation.  The regulatory structure of the Brazilian financial system is continuously changing.  Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted.  FIC and, therefore, we, may be adversely affected by changes in regulations, including those related to:

●        minimum capital requirements;

●        requirements for investment in fixed capital;

●        credit limits and other credit restrictions;

●        accounting requirements;

●        intervention, liquidation and/or temporary special management systems; and

●        interest rates.

Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a retailer without financial operations.

Our business depends on strong brands.  We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our Pão de Açúcar, Extra, Compre Bem  and Assaí brands contribute significantly to the success of our business.  We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us.  A diminution in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

Consummation of the sale of our shareholdings in Via Varejo may not occur.

In this annual report, “Via Varejo” refers to Via Varejo S.A. and its subsidiaries.  Via Varejo is one of our subsidiaries and as of December 31, 2016, we have reported its results of operations as discontinued operations. On November 23, 2016, our board of directors approved the disposal of our equity interest in Via Varejo, in line with our long-term strategy of focusing on the development of the food retail sector and cash and carry segment. Due to certain external factors out of our control, mainly related to the Brazilian macroeconomic environment, the sale of Via Varejo has not been concluded within the initially expected timetable. As the first step of our strategy for this divestiture, we reduced our shareholding through two total return swap transactions on December 27, 2018 and February 25, 2019. For more information about these transactions, see “Item 4E. Discontinued Operations.” While our board of directors instructed our management to actively pursue selling our remaining equity interest in Via Varejo to a strategic investor or through operations available in capital markets in order to complete the full divestiture in Via Varejo by December 2019, we cannot assure you that the transaction will be consummated under the expected terms, conditions and timing, or at all, due to events out of our control.  If this divestment does not occur according to our expectations, we may need to reconsider our long-term strategy as we will continue to own and operate Via Varejo, which could cause a material adverse effect on our business, operations, results of operations and financial condition. In addition, while this divestment has not yet occurred, our management team will need to continue to dedicate time and attention to the divestment efforts.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how.  We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products.  We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications.  There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.  Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights.  Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

Our sales depend on the effectiveness of our advertisement and marketing campaigns, which may adversely affect our revenues and profitability.

To promote increased traffic of customers and attract them to our stores, we dedicate substantial resources to our advertisement and marketing campaigns. Our revenues and profitability depend on our ability to, among other things, identify our target consumers and decide on the marketing message and communication method to reach them most effectively.  If we do not conceive, plan or execute our advertisement and marketing activities in order to successfully and efficiently increase revenues and market share, our profitability and financial position may be adversely affected.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased.  The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, landlords may increase rent periodically, usually every three years. A significant increase in the rent of our leased properties may adversely affect or financial position and results of operations.  Furthermore, we are party to an arbitration proceeding related to the lease agreements of 61 stores entered into with Fundo de Investimento Imobiliário Península, or Península, which is beneficially owned by members of the Diniz family (former shareholders of Wilkes Participações S.A.). We cannot assure you that the outcome of this arbitration proceeding will not adversely affect our business and operations.  For more information on this arbitration proceeding, see “Item 8A. Financial Information—Legal Proceedings—Península.”

Our stores and distribution centers are also subject to certain operational licenses. The inability to obtain or renew these operational licenses may result in the imposition of continuous fines and, as the case may be, the closing of the premises.  Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor in the success of our business strategy, we may be negatively affected in the case of a closing of these premises as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation system and infrastructure in Brazil to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

                In our food retail segment (Multivarejo), approximately 75% of our products are distributed through our 15 distribution centers and depots located in the Southeastern, Midwestern and Northeastern regions of Brazil. In our cash and carry segment, approximately 40% of our products are distributed through nine distribution centers. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

                Any significant interruptions or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes (such as the May 2018 Brazilian truckers’ strike) or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

                Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores. For more information on our distribution and logistics operations, see “Item 4B. Business Overview—Distribution and Logistics.”

Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication.  These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

We maintain what we believe to be reasonable and adequate technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats.  While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks, may occur.

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic information from our systems, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could disrupt our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, failures in telecommunication and computer viruses, among other factors.  Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

                We maintain a database of information about our employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access of the personal information of our customers, we  may subject us to new legal proceedings, resulting in damages, fines and harm to our reputation.

                Currently, the processing of personal data in Brazil is regulated by a series of rules, such as the Federal Constitution, the Consumer Protection Code and the Internet Civil Registry. Failure to comply with certain provisions of such laws, especially in connection with (i) providing clear information on the data processing operations performed by us, (ii) respect for the purpose of the original data collection; (iii) legal deadlines for the storage of user data, and (iv) the adoption of legally required security standards for the preservation and inviolability of the personal data processed, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

                On August 14, 2018, Law No. 13,709, the General Data Protection Act (Lei Geral de Proteção de Dados), or GDPA, was enacted, which will come into force in August 2020 and will transform personal data protection in Brazil. The GDPA establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The GDPA establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority. In the event of non-compliance with the GDPA, we may be subject to the following penalties: (i) disclosure of the infraction after it has been duly investigated and confirmed, (ii) blockage of the personal data to which the infraction relates, (iii)  elimination of personal data to which the infraction relates and (iv) a fine, per infraction, of up to 2% (subject to a limit of R$50,000,000) of our billings in Brazil during the last fiscal year, excluding taxes. The National Data Protection Authority may revise data protection standards and proceedings based on the GDPA in the future.

In the event of non-compliance with the GDPA or any other applicable law related to personal data, or in the event of a personal data breach, we may be subject to legal proceedings, fines and damage to our reputation. The GDPA includes requirements related to the processing of personal data, and we have begun to review our internal policies and procedures with respect to implementation before the GDPA becomes effective in August 2020, which may materially affect our business.

Our controlling shareholders have the ability to direct our business and affairs.

Our controlling shareholders, the Casino Group (as defined in “Item 7B. Related Party Transactions”), together with its subsidiary Almacenes Éxito S.A., or Éxito, indirectly through their holding company, Wilkes Participações S.A., or the Holding Company, have the power to, among other things:  (i) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; (ii) determine the outcome of the vast majority of actions requiring shareholder approval, including the timing and payment of any future dividends, provided that we observe the minimum mandatory dividend set by Law No. 6,404, dated December 15, 1976, as amended, or Brazilian corporate law; (iii) approve corporate reorganizations, acquisitions, dispositions and the transfer of our control to third parties; (iv) enter into new partnerships; and (v) deliberate on financings and similar transactions.  Our controlling shareholders’ interests and business decisions may prevail over those preferred by our other shareholders or holders of ADSs.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters.  We cannot assure you that legal proceedings will be decided in our favor.  We have made provisions for proceedings in which the chance of loss has been classified as probable by our external legal advisors, management and our audit committee.  Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings.  If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected.  In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8A.  Consolidated Statements and Other Financial Information—Legal Proceedings” and note 21 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge.  We face various challenges inherent to the administration of a large number of employees over a wide geographical area.  Key personnel may leave the Company for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results of operations.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act,  the Sapin II Law and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-corruption Law, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the violator to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Brazilian Anti-Corruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.

Additionally, French Law No. 1,691, of December 2016, or the Sapin II Law, relates to transparency, preventing corruption and the modernization of economic activity, and stipulates that companies must establish an anti-corruption program to identify and mitigate corruption risks. Under the Sapin II Law,  any legal or natural person may be held criminally liable for offering a donation, gift or reward with the intent to induce a foreign public official to abuse their position or influence to obtain an undue advantage. The Sapin II Law is applicable to companies belonging to a group whose parent company is headquartered in France and whose workforce includes at least 500 employees worldwide. As such, the Sapin II Law applies to us. The key anti-corruption provisions of the Sapin II Law are in force since June 1, 2017.

Failure to comply with anti-corruption laws or any investigations of misconduct or enforcement actions could subject us to fines, loss of operating licenses, and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us, our reputation, and the trading price of the ADSs and our preferred shares.

 We cannot guarantee that our service providers or suppliers do not use irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not use these irregular practices in order to lower service or product costs.  If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing a reduction in net revenue and results of operations as well as in the trading price of the ADSs and our preferred shares.

Some categories of products that we sell are principally acquired from few suppliers and over-concentration could disrupt the availability of these products.

Some categories of products that we sell are principally acquired from few suppliers.  If any supplier is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

In addition, some of our principal suppliers are currently involved in “Operação Lava Jato” (defined below) and developments in the related investigations or possible convictions of such suppliers may adversely affect their ability to supply products to us and, consequently, our sales levels for such products. For more information, see “Risks Relating to Brazil—Ongoing political instability may adversely affect our business, results of operations and the trading price of the ADSs and our preferred shares” below.

We may be held responsible for consumer incidents involving adverse reactions after consumption of our products.

Products sold in our stores may cause consumers to suffer adverse reactions.  Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation.  Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances.  Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores, especially “exclusive” brand products.  Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

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

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports.  Our business, financial condition, results of operations and the trading price of the ADSs and our preferred shares may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

●        economic, political and social instability;

●        increases in the unemployment rate;

●        interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);

●        significant increases in inflation or strong deflation in prices;

●        currency fluctuations;

●        import and export controls;

●        exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);

●        modifications to laws and regulations according to political, social and economic interests;

●        efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);

●        energy and water shortages and rationing;

●        liquidity of domestic capital and lending markets; and

●        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.  These uncertainties and other future developments in the Brazilian economy may adversely affect our business activities, and consequently our results of operations, and may also adversely affect the trading price of the ADSs and our preferred shares.

Such factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with only meager gross domestic product, or GDP, growth in 2017 and 2018. Brazil’s GDP real growth (contraction) rates since 2016 were 1.1% in 2018, 1.0% in 2017 and (3.6)% in 2016. Our results of operations and financial condition have been, and will continue to be, affected by the weakness of Brazil’s GDP.  Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services, which may adversely affect the trading price of the ADSs and our preferred shares.

Ongoing political instability may adversely affect our business, results of operations and the trading price of the ADSs and our preferred shares.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the slow economic recovery and the still high fiscal vulnerability, several Brazilian macroeconomic fundamentals improved during 2017-18. The main highlight was the deceleration of inflation and the achievement of historically low interest rates.

The economic outlook for 2019 continues to face significant uncertainties. The Brazilian economy is expected to continue recovering at a moderate pace. The median market forecast currently predicts that the GDP growth rate will accelerate from 1.1% in 2018 to around 1.95% in 2019 (according to Focus Report on April 12, 2019).

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment.

Under “Operação Lava Jato” members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned and private companies, have faced allegations and, in certain cases, convictions, or, also, entering into plea bargains, related to crimes of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.  The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes and the favoring of companies in contracts with the Brazilian government. Furthermore, certain of these companies have or are also facing investigations, and, in certain cases, being convicted by the competent authorities, such as the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the U.S. Securities and Exchange Commission, or the SEC, and the United States Department of Justice.  Certain of these companies have chosen to enter into leniency agreements with the competent authorities, when possible. The potential outcome of these investigations, convictions, plea bargaining and leniency agreements is still uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, political parties and on the general market perception of the Brazilian economy and political environment.  We cannot predict whether such investigations will lead to further political and economic instability or whether new allegations against government officials, officers and/or companies will arise in the future.  In addition, we cannot predict the outcome of any such investigations or allegations nor their effect on the Brazilian economy.

We also cannot predict which policies the current President of Brazil, Jair Bolsonaro, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. During his presidential campaign in 2018 and at the start of his four-year term beginning in January 2019, Bolsonaro reportedly favored the privatization of state-owned companies, economic liberalization, new pension legislation and tax reforms. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress. Moreover, Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain social views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms. Any such new policies or changes to current policies may have a material adverse effect on us or the price of the ADSs and our preferred shares. Furthermore, uncertainty over whether the current Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  In 2016, the real appreciated against the U.S. dollar, reaching R$3.259 per US$1.00 as of December 31, 2016. In 2017, the real depreciated against the U.S. dollar in comparison to 2016, reaching R$3.308 per US$1.00 as of December 31, 2017. In 2018, the real depreciated further against the U.S. dollar in comparison to 2017, reaching R$3.875 per US$1.00 as of December 31, 2018. On April 15, 2019, the real/U.S. dollar exchange rate was R$3.873 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole.  Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our preferred shares.  As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

Developments and the perception of risk in other countries may adversely affect the price of Brazilian securities, including the ADSs and our preferred shares.

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

In February 2016, Standard & Poor’s downgraded Brazil’s credit rating to BB, maintaining its negative outlook, citing a worsening credit situation since September 2015.  In January 2018, Standard & Poor’s lowered Brazil’s rating to BB-minus with a stable outlook in light of doubts regarding this year’s presidential election and pension reform efforts.  In February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. In April 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms.  Fitch also downgraded Brazil’s credit rating in May 2016 to BB with a negative outlook, which it maintained in 2017 and downgraded to BB- in February 2018.  As a result, the trading prices of debt and equity securities of Brazilian issuers were negatively affected.

Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Risks Relating to the ADSs and Our Preferred Shares

If you exchange the ADSs for preferred shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by Itaú Corretora de Valores S.A., or the Custodian, for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration.  If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  In addition, we may issue a substantial number of preferred shares as consideration for future acquisitions or for any other fundraising needs, and we may choose not to extend preemptive rights to holders of ADSs.

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

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States.  The B3 had a market capitalization of R$3.5 trillion as of December 31, 2018.  The ten most traded stocks by volume on the B3 during 2018 accounted for approximately 51.2% of total trading on the B3 during that period.  Conversely, the New York Stock Exchange had a market capitalization of approximately US$30.4 trillion as of December 31, 2018.  Furthermore, the regulations of the B3 may differ from what foreign investors are accustomed to seeing in other international exchanges.  The characteristics of the Brazilian securities market may substantially limit the capacity of holders of the preferred shares underlying the ADSs to sell them at the time and price they desire and, consequently, may adversely affect the market price of our preferred shares.  If a liquid and active trading market is not developed or maintained, the trading price of our preferred shares may be negatively affected.

Holders of the ADSs and our preferred shares may not receive any dividends.

                According to our by-laws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law.  This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by Brazilian corporate law and may not be available to be paid as dividends.  We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or the NYSE, limiting the protections afforded to investors.

                We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, ADS holders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

                For example, as a foreign private issuer, we chose to rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act of 1934, as amended, or the Exchange Act with respect to our audit committee.  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

                The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Brazilian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

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

We have been a pioneer in the Brazilian retail food industry, opening our first store, a pastry shop, in 1948 in the city of São Paulo under the name Pão de Açúcar.  We established one of the first supermarket chains in Brazil, opening our first supermarket in 1959, and opening the first hypermarket in Brazil in 1971. Brazilian economic reforms implemented in 1994, including the introduction of the real as the Brazilian currency and the drastic reduction of inflation rates, resulted in an unprecedented growth in local consumer markets.  This increase in available income and the resulting increase in consumer confidence broadened our potential customer base and provided us with growth opportunities.

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population.  To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil.  Our stores have operated under different banners targeting the various income segments of the Brazilian population, with the aim to provide comprehensive and targeted coverage of the regions where we operate. For further information on our banners, see “Item 4B. Business Overview—Our Company” and “Item 4B. Business Overview —Operations.” In order to implement this strategy and to increase our market share, between 1981 and 2003 we acquired important Brazilian supermarket chains which were later and gradually converted into our current banners. We summarize below major events from 2004 to the present related to our organic growth, divestitures, acquisitions and other significant developments in our business.

Historical Changes in Our Business

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For further information on FIC, see “Item 4B. Business Overview—FIC and Investcred.”

From 2007 to 2009, we acquired a 100% ownership interest in Sendas Distribuidora S.A., which operates the Assaí chain. This acquisition enabled us to enter the cash and carry segment. For further information on Assaí, see “Item 4B. Business Overview—Our Company—Cash and Carry Operating Segment—Assaí Stores.”

In 2009, we acquired a 98.8% of ownership interest in Globex (which later changed its corporate name to Via Varejo), a company which operates in the home appliances sector under the brand name Ponto Frio.

In 2010, through an association with members of the Klein family who represent the partners of Casa Bahia Comercial Ltda., or Casa Bahia Comercial, a Brazilian home appliances retailer which operates under the brand name Casas Bahia, by means of a corporate reorganization, we and the partners of Casa Bahia Comercial merged our respective businesses in the home appliances and ecommerce segments under Via Varejo. As a result we then owned 52.4% of Via Varejo. On December 27, 2013, Via Varejo concluded its public offering in Brazil.

In this annual report, the term “Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., which until October 31, 2016 was a wholly owned subsidiary of Cnova, owning the Brazilian non-food ecommerce businesses of CBD and Via Varejo.  Following the completion of the corporate reorganization of Cnova (as detailed in “Cnova Reorganization” below) on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo.

On November 23, 2016, our board of directors approved the disposal of our equity interest in Via Varejo, which also consolidates the results of Cnova Brazil, in line with our long-term strategy of focusing on the development of the food retail and cash and carry segments. Due to certain external factors out of our control, mainly related to the Brazilian macroeconomic environment, the sale of Via Varejo was not concluded within the expected timetable. For more information about our divestment of Via Varejo, see “Item 4E. Discontinued Operations.”

Recent Changes in Our Business

Digital Transformation

                In 2018, we created our Digital Transformation department as part of our strategy designed to offer customers increasingly more personalized solutions in order to guarantee them a better shopping experience. As part of this strategy, we began working more closely with foodtech startups. In the process, we formed partnerships with Liga Ventures, to sponsor the first retail start-up acceleration program in Brazil, Liga Retail, and with Cubo Itaú, an innovation and entrepreneurial hub, in order to accelerate innovation in the retail sector. We also created our own innovation lab, GPA Lab, located at our headquarters, in order to strengthen a culture of innovation. GPA Lab has three modern spaces, available to hold meetings, workshops, lectures, trainings and other internal and external events. Our Digital Transformation department is responsible for creating our digital products and helping to maintain the growth of our stores by increasing our efficiency. We believe that our digital transformation will help us become more agile, more productive and more efficient, bringing improvements to our online platforms as well as physical stores.

                Beginning in 2018, we have also pursued opportunities to integrate innovative businesses into our group by analyzing companies in the industry, which to date has resulted in:

(i)    Our November 2018 announcement of a partnership with Cheftime Comércio de Refeições Ltda., or Cheftime, a pioneering foodtech startup founded in 2015, that offers an online subscription service and sells individual gastronomic kits. These individual gastronomic kits are sold under the name “Cheftime by Pão de Açúcar” and feature ingredients from our private label. In the first quarter of 2019, we started the rollout of gastronomic kit sales in 23 Pão de Açúcar stores and six Minuto Pão de Açúcar stores. In accordance with the agreement entered into with Cheftime, we have the right to acquire a controlling interest in Cheftime within 18 months after the execution of the agreement, which can be extended to up to 24 months; and

(ii)   Our December 2018 acquisition of 100% of the capital stock of Leji Intermediação S.A., a startup that operates the super app James Delivery, which is a multiservice platform for ordering and delivering various products, connecting customers, deliverers and establishments. This acquisition complements the delivery methods that we make available to our customers: physical store purchases, next day, same day and express deliveries (within four hours) and “Click and Collect” withdrawals in physical stores). In 2018 and the first quarter of 2019, James Delivery  conducted a pilot program in Extra and Pão de Açúcar stores in the state of Paraná. In April 2019, James Delivery initiated operations in São Paulo and by the end of 2019, we expect the entire city of São Paulo will be served by the delivery platform. After São Paulo, the plan is to take James Delivery to 10 more Brazilian cities. This rollout is expected to occur during the course of 2019.

                In addition, in 2018, we inaugurated Pão de Açúcar Adega, an online platform for the sale of special beers and wines with nationwide delivery and a brick-and-mortar store (in the city of São Paulo) providing our customers with an omnichannel experience.

                Furthermore, in 2018 we launched additional app tools, and we experienced record downloads and significant growth in the use of our app. “Express Check-out” allows consumers to preselect a checkout time to help them avoid lines and save time while shopping. “My Preferences” allows consumers to request electronic tickets. “My Rewards” allows consumers to win rewards by completing monthly challenges. For more information about our “My Rewards” program, see “—Food Retail Operating Segment—‘My Discount’ and ‘My Rewards’ Programs.” We established a partnership with the e-commerce service provider Livelo, enabling its customers to use the Clube Extra and Pão de Açúcar Mais apps and redeem their rewards directly at the relevant stores. We also offer blogs where we discuss products and recipes for each customer profile that has been converted into online sales.

Introduction of Compre Bem

In March 2018, SCB Distribuição e Comércio Varejista de Alimentos Ltda., or Compre Bem, was created. We currently hold 100% of the capital stock of Compre Bem. During 2018, SCB opened 13 supermarkets under the Compre Bem banner, focused on the food retail market. This new banner represents an important strategy in diversifying our store format and coverage of key growth markets. For further information on Compre Bem, see “Item 4B. Business Overview—Our Company—Food Retail Operating Segment—Compre Bem.”

Repositioning our Private Label

                During 2018, we also focused on repositioning our private label portfolio, with a priority on improving quality and price competitiveness as an important process for building client loyalty in the markets in which we operate. As part of this initiative, we have started working more closely with suppliers, making long-term partnerships and ensuring higher production levels, which allow us to maintain our product launch rates and reach better margins. In 2018, we launched approximately 500 new products, supported by a new marketing model and new promotional campaigns.  We aim to increase the reach of our private label by 20% over the next two to three years.

Cnova Reorganization

In August 2016, Cnova, Cnova Brazil and Via Varejo entered into a reorganization agreement providing for the reorganization of Cnova, or the Cnova Reorganization. In December 2016, Casino launched concurrent tender offers to purchase any and all Cnova ordinary shares for US$5.50 per share in cash in the United States and in France.  These concurrent tender offers are referred to as the “Cnova Offers” in this annual report. The Cnova Offers were the second and final transactions constituting Cnova’s “going private” transaction. For more information, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

As a result of the Cnova Reorganization: (i)  Via Varejo became the sole shareholder of Cnova Brazil, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova; (ii) Cnova continued its ecommerce operations outside of Brazil, focusing entirely on Cdiscount S.A., or CDiscount; and (iii) CBD was no longer a majority shareholder of Cnova which became an associate of CBD. Consequently, since October 31, 2016, CBD has not consolidated the results of operations of Cnova.

In accordance with IFRS 5 – non-current assets held for sale and discontinued operations, we presented Cnova’s results for the ten-month period ended October 31, 2016 and the year ended December 31, 2015, as follows: (i) the ecommerce segment outside of Brazil in one single line item in our statement of operations and comprehensive income in loss from discontinued operations;  and (ii) the related balances of assets and liabilities in the line items assets held for sale and liabilities related to assets held for sale, respectively, in the balance sheet as of December 31, 2015.  Starting on November 1, 2016, we became a minority shareholder in Cnova and we began applying the equity method of accounting to our investment in Cnova.

Casino and CBD Support Letters

 In connection with the Cnova Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement addressed to the CBD Special Committee and executed by Casino and CBD, dated August 8, 2016, or the Casino-CBD Commitment Letter, and a letter agreement from CBD to Casino, dated August 8, 2016, or the CBD Support Letter.  The Casino-CBD Commitment Letter and the CBD Support Letter are intended to govern the parties’ ongoing relationship in their capacity as shareholders of Cnova following completion of the Cnova Reorganization and the Cnova Offers.

Pursuant to the CBD Support Letter, our board of directors approved, in accordance with the recommendation of the CBD Special Committee, the execution of a new operating agreement between CBD and Via Varejo, which established the terms and conditions for the commercial and strategic alignment of their retail and ecommerce activities, especially regarding the joint acquisitions of common products and the ecommerce activities under the brand Extra, which came into effect as of the implementation of the Cnova Reorganization. For more information about our divestment of Via Varejo, see “Item 4E. Discontinued Operations.”

You are encouraged to read the Casino-CBD Commitment Letter and the CBD Support Letter, included as Exhibits 4.(b)(6) and 4.(b)(7) to this annual report, respectively, carefully in their entirety, in addition to the cost sharing arrangements described in note 12.2(v) to our audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures and Investment Plan

                As part of our capital expenditures and investment plan, we have invested R$5.6 billion in our consolidated operations in the three years ended December 31, 2018. Despite a macroeconomic environment still marked by a slow and incomplete recovery, we maintained a high level of capital expenditures in our continuing operations in 2018 of R$1.7 billion, an increase of 28.8% compared to R$1.4 billion in 2017, which reinforces our confidence in the execution of our business strategy and in the improvement of the Brazilian economy. These 2018 investments principally related to the expansion of the Assaí banner, store renovations and store conversions. Our capital expenditures and investment plan for 2019 our continuing operations contemplates capital expenditures and investments of up to R$1.8 billion relating to (i) the opening of new stores, purchase of real estate and store conversions; (ii) store renovations; (iii) improvements to information technology; and (iv) improvements to distribution facilities. The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties. The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations.

Our group’s investments in the last three years have included:

                Opening of new stores and purchases of real estate – In the food retail sector, we seek to rent or purchase real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats. We have organically opened 60 new stores from 2016 through 2018, including those in the food retail sector. The total cost of opening these new stores and the purchase of real estate from 2016 through 2018 was R$1.9 billion.

                Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems. Also, in 2017, we started a special renovation program of the Pão de Açúcar banner stores, in which we renovated a number of stores using our next generation concept, or G7. In 2018, 15 stores were fully renovated using the G7 concept, bringing the total number of stores in the G7 concept to 20. In addition, another 23 Extra Supermercado stores were remodeled under the Mercado Extra concept and 13 stores were converted into Compre Bem, which have been delivering strong growth since their conversion. The total cost of renovating existing stores from 2016 through 2018 was R$1.8 billion.

                Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, totaling R$850 million from 2016 through 2018. For more information on our information technology, see “Item 4B. Business Overview—Information Technology.”

                Improvements to distribution facilities –We own and lease distribution centers and depots located in the Southeastern, Midwestern and Northeastern regions of Brazil. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested R$1,010 million in our distribution facilities from 2016 through 2018.

                The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2018	2017	2016	2016-2018
	(in millions of R$)
Opening of new stores	863	590	475	1,928
Purchases of real estate	-	13	5	18
Renovation of existing stores	767	561	489	1,817
Information technology	362	204	284	850
Distribution facilities	374	345	291	1,010
Total	2,366	1,713	1,544	5,623

                We believe that existing resources and operating income will be sufficient for our capital expenditure and investment plan and to meet our liquidity requirements. However, our capital expenditure and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy.  We cannot assure you that we will successfully complete all or any portion of our capital expenditure and investment plan.  In addition, we may participate in acquisitions not budgeted in the capital expenditure and investment plan and we may modify the plans.

4B.          Business Overview

The Brazilian Retail Industry

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 5.2% of Brazil’s GDP in 2018, and the food retail industry in Brazil had gross revenues of approximately R$356 billion in 2018, representing a 0.7% nominal increase compared to approximately R$353 billion in 2017.

The Brazilian retail food industry is highly fragmented. According to ABRAS, the five largest supermarket chains that disclosed their revenues to ABRAS represented approximately 37.0% of the retail food industry in 2018, as compared to 39.7% in 2017 and 40.6% in 2016.  Our consolidated gross sales represented 15.1% of the gross sales of the entire retail food industry in 2018, as compared to 13.8% in 2017, also according to ABRAS.

According to data published in February 2019 by the IBGE, the volume of sales in the food retail sector increased by 4.4% in 2018 compared to 2017.

The cash and carry segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale. According to data published by The Nielsen Company (US), LLC, or Nielsen, in February 2019, the cash and carry segment in Brazil experienced an increase of 13.9% in sales and 12.8% in volume, respectively, in 2018.

According to the IBGE, the total population of Brazil was approximately 209 million in 2018, representing a 1.4% growth since 2016. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2018, the city of São Paulo had a population of approximately 12.2 million and the city of Rio de Janeiro had a population of approximately 6.8 million. These are the two largest cities in Brazil. The state of São Paulo has a total population in excess of 45 million, representing 22.0% of the Brazilian population and is our largest consumer market, with 709 stores as of December 31, 2018. The state of Rio de Janeiro is our second largest consumer market, with 141 stores as of December 31, 2018.

During 2018, private consumption in Brazil increased 1.9% while the country’s GDP increased 1.1%.  The GDP increase was mainly due to growth in the services segment, especially with respect to the performance of the retail and real estate sectors.

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2018 published by IPC Marketing Editora.

Class Level	Average Monthly Income
(in R$)
A	20,888
B1	9,254
B2	4,852
C1	2,705
C2	1,625
D/E	768

According to a study by IPC Maps 2018, class A households account for only 2.6% of all urban households and classes B1 and B2 households account for 22.3% of all urban households.  Classes C1 and C2, the most representative in Brazil, collectively represent 48.2% of all urban households and classes D and E collectively represent 27.0% of all urban households.  In recent years, the number of class C, D and E households has increased in terms of total urban households and their average purchasing power has increased.

We expect that increased consumption by the lower income class levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 4.6% from R$954 in January 2018 to R$998 in January 2019.

For more information on the Brazilian economic environment, see “Item 5A. Operating Results—Brazilian Economic Environment and Factors Affecting Our Results of Operations.”

Our Company

                We are the largest traditional retailer in the food segment in Brazil and the second largest player in the cash and carry segment, which are our two operating segments. Within the Brazilian retail food industry, we had a total market share based on consolidated gross sales of approximately 15.1%  in 2018, as compared to 13.8% in 2017, according to information published by ABRAS. As of December 31, 2018, our total gross sales, taking into account only our food business categories, totaled R$53,616 million. On the same date, we operated 863 stores, 71 gas stations and 123 drugstores in 18 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 22 distribution centers and depots across Brazil. We operate in the retail segment of food, clothing, home appliances and other products by means of our hypermarkets, supermarkets, proximity and specialized stores, especially under the banners Pão de Açúcar, Minuto Pão de Açúcar, Pão de Açúcar Adega, Extra Hiper, Extra Supermercado, Mercado Extra, Compre Bem, Mini Extra, Assaí and Aliados Minimercado.

We classify our two operating segments as follows (see note 30 to our audited consolidated financial statements included elsewhere in this annual report):

●        Cash and carry segment, which consists of sales of food and some non-food products to resellers, intermediate consumers and retail customers through the Assaí banner.

●        Food retail segment, or Multivarejo, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The food retail segment also includes revenues related to rentals of commercial spaces and ecommerce sales.

Food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products. In some cases, we sell these goods under our private label at our stores an on our website. We also sell home appliances and other non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, handcraft, toys, sports and camping gear, furniture, mobile phones, mattresses, pet products, gardening equipment and tools and electronics products, such as personal computers, software, computer accessories and sound and image systems. We also offer some of the products listed above under our private label. In addition, we sell our products in the food retail segment through our websites www.paodeacucar.com and www.extra.com.br.

We include in the food retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations.

                We carry out our discontinued operations through Via Varejo, which is the sole shareholder of Cnova Brazil, and operates in the home appliances and ecommerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the ecommerce platforms Casasbahia.com, Extra.com, Pontofrio.com and Barateiro.com. For more information about our divestment of Via Varejo, see “Item 4E. Discontinued Operations” and note 32 to our audited consolidated financial statements included elsewhere in this annual report.

Segment Revenue and Income Distribution

                The table below shows the breakdown of our consolidated gross and net operating revenue by banner and segment for the year ended December 31, 2018.

	Year Ended December 31, 2018
Operating segment	Gross Operating Revenue from the Segment	Percentage of Total Gross Operating Revenue	Net Operating Revenue from the Segment	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Extra(1)	17,254	32.2%	15,792	32.0%
Pão de Açúcar	7,471	13.9%	6,860	13.9%
Proximity stores(2)	1,264	2.4%	1,182	2.4%
Others(3)	2,704	5.0%	2,655	5.3%
Food retail	28,693	53.5%	26,489	53.6%
Assaí	24,923	46.5%	22,899	46.4%
Cash and carry	24,923	46.5%	22,899	46.4%
Total	53,616	100.0%	49,388	100.0%

(1)   Includes Extra Hiper, Extra Supermercado, Mercado Extra and Compre Bem banners.

(2)   Includes Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.

(3)   Includes drugstores, gas stations, food delivery and malls.

                We generate all of our operating revenue in Brazil.

                The table below shows the breakdown of our consolidated net income (loss) by operating segment. We present results of the operating segments in accordance with IFRS, the measure used by management in evaluating the performance of and strategy for the two segments listed below.

	Year Ended December 31, 2018
Operating segment	Net Income (Loss) from the Segment	Percentage of Total Net Income (Loss)
	(in millions of R$)	(%)
Food retail	218	18.5%
Cash and carry	1,054	89.3%
Discontinued operations	(46)	(3.9)%
Eliminations/Others	(46)	(3.9)%
Total	1,180	100.0%

                For more information about our net operating revenue and net income (loss) by operating segment, see “Item 5A. Operating Results—Results of Operations for 2018, 2017 and 2016.”

Number of Stores

                The following table sets forth the total number of stores at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super-mercado	Mercado Extra	Compre Bem	Mini Extra	Minuto Pão de Açúcar	Assaí	Total
As of December 31, 2015 (1)	185	137	199	-	-	249	62	95	927
During 2016
Opened	2	––	––	-	-	1	14	13	30
Closed	(2)	(3)	(5)	-	-	(41)	(1)	(1)	(53)
Converted (from)/to	––	––	––	-	-	(2)	2	––	––

As of December 31, 2016(1)	185	134	194	-	-	207	77	107	904
During 2017
Opened	3	-	-	-	-	-	6	5	14
Closed	(2)	(2)	(6)	-	-	(24)	(1)	(1)	(36)
Converted (from)/to	-	(15)	0	-	-	-	-	15	-

As of December 31, 2017(1)	186	117	188	-	-	183	82	126	882
During 2018
Opened	-	-	-	-	-	-	-	16	16
Closed	-	(2)	(3)	-	-	(27)	(3)	0	(35)
Converted (from)/to	-	(3)	1	23	13	-	-	2	-

As of December 31, 2018(1)	186	112	186	23	13	156	79	144	863

(1)   Excludes 71 gas stations and 127 drugstores.

Geographic Distribution of Stores

                The Company operates mainly in the Southeast region of Brazil, in the states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 70.0% of the Company’s consolidated net revenue for the year ended December 31, 2018, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for the remaining consolidated net operating revenue for the year ended December 31, 2018. In addition, none of these regions represents individually more than 18.0% of the consolidated net operating revenue.

                The following table sets forth the number of our stores by region as of December 31, 2018:

Region	Supermarket	Hypermarket	Cash and Carry	Proximity	Total
North	-	1	5	-	6
Midwest	16	12	14		42
Southeast	315	78	87	227	707
Northeast	37	19	34	8	98
South	4	2	4	-	10
Total	372	112	144	235	863

Operations

                The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2018:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	186	240,127	1,291	16,220	14.5%
Extra Hiper	Hypermarket	112	686,585	6,130	22,514	27.8%
Extra Supermercado, Mercado Extra and Compre Bem	Supermarket	186	210,798	1,133	11,325	8,9%
Mini Extra and Minuto Pão de Açúcar	Proximity Store	235	57,579	245	3,387	2.4%
Assaí	Cash and Carry	144	597,988	4,153	29,922	46.4%
Total(2)		863	1,793,077	2,078	83,368	100.0%

(1)   Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

(2)   Excludes 71 gas stations and 123 drugstores.

                For a detailed description of net operating revenue for each of our store formats, see “Item 5A. Operating Results.”

Food Retail Operating Segment – Store Formats and Banners

                The Company presents a multi-channel, multi-format and multi-region portfolio ensuring a strong position in offering products and services to our customers. Our food retail operating segment operates under different formats and banners, which we also refer to as Multivarejo. We highlight below the differences in the behavior of our customers in the various food retail formats and banners:

Pão de Açúcar

                Our Pão de Açúcar banner is the premium supermarket chain of our Company. This banner is considered a reference for innovation in the retail industry, providing a high level of services and assortment of products to our customers and promoting concepts of healthy living and sustainability.

                Pão de Açúcar stores are supermarkets, which are predominantly located in large urban areas (with over one-third located in the greater São Paulo metropolitan area). We believe that the locations of our Pão de Açúcar stores are a competitive advantage since available sites in these urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers. The stores are characterized by a pleasant shopping environment, a broad mix of quality products, innovative service offerings and a high level of customer service. Many of these stores feature specialty areas such as perishables, baked goods, wine, ready-to-eat dishes, as well as meat, cheese and seafood departments and bakeries.

                As of December 31, 2018, we had 186 Pão de Açúcar stores in 13 Brazilian states, with an average sales area per store of 1,291 square meters. Food products represented 95.5% of gross sales revenue attributable to Pão de Açúcar in 2018 and non-food products represented 4.5%. In 2018, 15 stores were fully renovated using the G7 concept, which focuses on the shopping experience and presents a differentiated value proposition, strengthening perishables, wellness, organic products and services, reinforcing our healthy product positioning, and offering in-store Wi-Fi and store-in-store concept. These stores, together with those renovated in 2017, continue to deliver significant growth compared to non-renovated stores.

The Pão de Açúcar banner recorded gross sales of R$7,471 million in 2018 (including record sales on Black Friday and during December 2018), which represented an increase of 3.1% compared to 2017. We believe that this performance was a direct result of various commercial initiatives that we started implementing in 2017 and continued implementing in 2018, such as (i) successful promotional campaigns (including our “Collect and Win” campaign, where loyalty program, Cliente Mais, participants can earn stickers for purchases made, which can be redeemed for prizes once a pre-determined number of stickers have been collected), especially during seasonal periods, (ii) the strong performance of our stores that were renovated to the G7 concept, which presented higher growth in sales, volume and customer traffic compared to our non-renovated stores, (iii) operational improvements and (iv) the evolution of our food ecommerce offering due to the reformulation of our website, the launching of our Pão de Açúcar apps and expansion of our express delivery model. Additionally there was an increase in the reach of the loyalty program, representing approximately 85% of Pão de Açúcar sales.

                We also introduced “Cheftime by Pão de Açúcar” in 2018. Through our partnership with Cheftime, Pão de Açúcar currently sells Cheftime gastronomic kits, which feature ingredients from our private label, on our website and also in 25 Pão de Açúcar stores and three Minuto Pão de Açúcar stores. For more information, see “Item 4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation.”

Extra

                Extra is our banner focused on meeting our clients’ demands related to different needs and occasions, with the formats of hypermarkets, supermarkets, drugstores and gas stations. With a product assortment tailored to each format, the Extra banner offers food, home appliances, bazar, clothing and other products, as well as services such as bakery, rotisserie, butchery and fishery.

In 2018, the Extra banner increased same-store sales volumes, due to our seasonal marketing and promotional campaigns (such as our “Collect and Win” campaign, where participants of our loyalty program, Clube Extra, can earn stickers for purchases made, which can be redeemed for prizes once a pre-determined number of stickers have been collected), strong commercial activities, reinforcement of the quality and assortment of perishables, portfolio optimization adhering to the needs of our customers in each region, monetization of store area, efficiency gains, growth in the reach of our private label and growth in the number of downloads of our Extra loyalty program, Clube Extra, app. For more information on our same-store sales, see “Item 5A. Operating Results—Results of Operations for 2018, 2017 and 2016.”

                Extra Supermercado Stores

                As of December 31, 2018, we operated 150 Extra Supermercado stores. Our Extra Supermercado banner is characterized by supermarkets focused on middle-class customers, with an average sales area per store of 1,095 square meters, as of December 31, 2018, and a complete mix of food products and general merchandise, with a focus on increasing the reach of our private label. Our Extra Supermercado stores offer quality products, where families can rapidly and economically stock up on items for their pantries and also acquire a wide range of household items in an easily accessible and pleasant environment. The sale of food products and non-food products represented 96.3% and 3.7%, respectively, of Extra Supermercado’s gross sales in 2018.

                Gross sales of the Extra Supermercado banner in 2018, including Mercado Extra and Compre Bem, reached R$4,428 million, a 3.8% decrease compared to 2017, mainly due to the conversions of 35 Extra Supermercado stores into Mercado Extra and Compre Bem stores, which represented the temporary closure of the stores that were converted to the Compre Bem banner during the renovation process, and the permanent closing of three Extra Supermercado stores in 2018.

                Mercado Extra Stores

                In 2018, we initiated the process of converting some of our Extra Supermercado stores into the Mercado Extra banner. Our Mercado Extra stores aim to be innovative and bring a pleasant shopping experience to customers, creating a comfortable environment. These stores also offer fresh seafood three times a week. As of December 31, 2018, we converted 23 Extra Supermercado stores into Mercado Extra stores, which have been delivering strong growth since their conversion. Through these conversions, we achieved approximately 30% of sales growth in our Mercado Extra stores, as well as growth in the number and volume of sales. We have continued these conversions in 2019, already converting seven Extra Supermercados to the Mercado Extra banner in the first quarter. Mercado Extra stores aim to reinforce the quality of perishables, customer service and the penetration of our private label. The Mercado Extra stores target the Brazilian class B and class C household consumers. In 2018, the banner had positive performance in sales, volume and customer traffic.

                Extra Hiper Stores

                We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra Hiper stores offer the widest assortment of products of any of our store formats and are organized in a department store style, with an average sales area per store of 6,130 square meters as of December 31, 2018. The Extra Hiper stores target the Brazilian classes B, C, D and E classes. As of December 31, 2018, we had 112 Extra Hiper stores. The sale of food products and non-food products represented 62.0% and 38.0% of Extra Hiper’s gross sales in 2018, respectively.

                Gross sales of the Extra Hiper banner in 2018 reached R$12,827 million, a 1.0% decrease compared to 2017, mainly due to the closing of two stores during the year, in addition to two conversions into the Assaí banner and one converted into Compre Bem banner.

Compre Bem

                As of December 31, 2018, we completed the conversion of 12 Extra Supermercado stores and one Extra Hiper into the Compre Bem banner, which have been delivering strong growth since their conversion. The conversions allow us to enter in a market segment currently controlled by regional supermarkets. The Compre Bem store model focuses on locality, adapted to the needs of the consumers in each of the regions where stores are located. The service and assortment of perishables are reinforced, while other product categories have a leaner assortment. Compre Bem is managed independently from the Extra Supermercado banner in order to streamline operational costs, especially logistics and IT. In 2018, the Compre Bem banner had positive performance in sales, volume and customer traffic. In addition, GPA’s first self-checkout was introduced in 2018 in a Compre Bem store.

Proximity Stores (Mini Extra and Minuto Pão de Açúcar)

                As of December 31, 2018, the Mini Extra and Minuto Pão de Açúcar stores had an average sales area per store of 245 square meters. The sale of food products and non-food products represented 98.6% and 1.4%, respectively, of gross sales in proximity stores in 2018.

                Gross sales of the proximity stores in 2018 totaled R$1,264 million, a 8.5% increase compared to 2017, mainly due to the (i) consolidation of our loyalty strategy in the fruits, vegetables and bakery categories and the growth in the reach of our private label, (ii) synergies in promotional actions aligned with the Extra and Pão de Açúcar banners, (iii) seasonal marketing and promotional campaigns and (iv) review of the assortment of products offered and adjustment of customer clusters for Mini Extra. The proximity format reached 235 stores as of December 31, 2018, of which 156 were Mini Extra and 79 were Minuto Pão de Açúcar. As of December 31, 2018, the majority of our proximity stores were located in the state of São Paulo.

                In 2016, GPA launched the “Aliados Compre Bem” project, which was renamed to “Aliados Minimercado” in 2018, a business model for neighborhood stores that consists of a partnership between GPA and independent retailers, in which GPA provides its operational expertise to meet and increase the sales potential of this market segment by supplying products to participating independent retailers. GPA was the first major Brazilian retailer to offer this type of service and ended 2018 supplying products to approximately 500 neighborhood stores.

Other Businesses and Services

                Other businesses include gas stations, drugstores, food delivery and revenues related to rentals of commercial property. Gross sales from other businesses increased by 12.9% in 2018, totaling R$2,704 million, mainly due to the positive performance of our gas stations and rentals of commercial property.

                Gas Stations

                As of December 31, 2018, we operated 71 gas stations, the vast majority of which are located within the parking area of certain of our stores, mainly in Extra Hiper stores. We also have gas stations that operate under our Pão de Açúcar, Assaí and Compre Bem banners. We also have partnerships with Ipiranga and Shell, two major gas station chains in Brazil, which we believe gives us a competitive advantage. Through these partnerships, we offer co-branded gas stations, such as Extra-Ipiranga,  Pão de Açúcar-Ipiranga and Assaí-Ipiranga. The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises. Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which we believe is assured by the brand. Our gas stations performed well in 2018 mainly due to the standardization of services, renovations, participation in the “My Discount” program and the strengthening of the image of our prices.

                Drugstores

                As of December 31, 2018, we operated 123 drugstores in 15 states and in the Federal District. Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores. We also have drugstores that operate under our Pão de Açúcar banner.

                Food Delivery and In-Store Pick-Up

                We have consolidated our leadership in food ecommerce through our food delivery platforms, including Pão de Açúcar Delivery, or PA Delivery, and Extra Delivery, through which our customers can order their products online and receive them at home (within 24 hours for “conventional” delivery and four hours for “express” delivery). This service also allows us to expand and deepen our client base, reaching new clients through our app and website, while also furthering our omnichannel approach for existing clients.

                We also offer our “Click and Collect” service, a purchasing option through which our customers are able to order online and choose the best time to pick up their food order at selected Pão de Açúcar and Extra stores.

As of December 31, 2018, we offered the “express” and/or “click and collect” concepts at more than 70 stores under the Pão de Açúcar and Extra banners,  in the Southeast, South, Midwest and Northeast region of Brazil. In line with our digital transformation strategy, we plan to continue to increase the presence of Extra Delivery, including in our Extra Hiper and Extra Supermercado stores.

In December 2018, we launched Pão de Açúcar Adega, an online platform for the sale of special beers and wines with nationwide delivery and a brick-and-mortar store (in the city of Sao Paulo) providing our customers with a truly omnichannel experience. Pão de Açúcar Adega offers our subscription service, Pão de Açúcar Viva Vinhos, through which customers can have our wines delivered directly to their homes.

                As part of our Digital Transformation strategy, in 2018 we acquired the super app James Delivery, which is a multiservice platform for ordering and delivering various products, connecting customers, deliverers and establishments. This acquisition complements the delivery methods that we make available to our customers: physical store purchases, next day, same day and express deliveries (within four hours) and “Click and Collect” withdrawals in physical stores). In April 2019, James Delivery initiated operations in São Paulo and by the end of 2019, we expect the entire city of São Paulo will be served by the delivery platform. After São Paulo, the plan is to begin taking James Delivery to 10 more Brazilian cities during the course of 2019.

                “My Discount” and “My Rewards” Programs

                The “My Discount” program, launched in July 2017, consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. In the first year and a half period from July 2017 to December 2018, the platform reached 7.7 million downloads. In 2018, the total base of loyal customers in the “My Discount” program increased from 14.4 million on December 31, 2017 to 17.9 million people on December 31, 2018. In addition, as of December 31, 2018, approximately 40% the sales tickets at Pão de Açúcar stores included at least one item from the “My Discount” program. Our strategy in relation to the “My Discount” program is to develop a closer relationship with our clients, which will allow us to know and better meet their needs and convenience.

                In March 2018, we added the “My Rewards” program to our mobile app, providing personalized challenges to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. These challenges can be completed monthly to receive prizes, such as coupons, products in-store and vouchers from our partner companies.

                GPA Malls

                GPA Malls is our real estate business unit, which is responsible for the creation and management of commercial spaces. As of December 31, 2018, GPA Malls was present in 22 states and the Federal District and managed around 250 commercial galleries in Brazil and two neighbourhood commercial centers. As of December 31, 2018, GPA Malls had more than 260,000 square meters of gross leasable area.

Cash and Carry Operating Segment – Store Format and Banner

Assaí Stores

                Assaí has been operating in the cash and carry segment for more than 40 years and is focused on the commercialization of products that meet the needs of individual consumers and corporations, such as prepared food retailers (including restaurants, pizzerias and snack bars), conventional retailers (such as grocery stores and neighborhood supermarkets) and end users (including schools, small businesses, churches and hospitals). It offers more than 7,000 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others. According to a 2018 study by Nielsen, cash and carry is the most popular food sales format in Brazil, with 60%, and in certain large cities greater than 70%, of Brazilian households participating (for example, 76% of households in the greater São Paulo area).

 Assaí standard stores are strategically located and are characterized by wide aisles, high ceilings and larger cold rooms, which facilitate the loading and increase up to six times the storage capacity for goods, allowing for more accessible prices and lower distribution costs. In addition, other characteristic features of these standard stores include a larger assortment of goods and improved ambiance, including covered parking, in-store Wi-Fi, air conditioning and natural lighting. Assaí also features a sales floor where all supply transactions are fully automated and monitored.

                In 2018, we continued to expand our cash and carry business and invested in organic growth by opening 16 new Assaí stores and converting two Extra Hiper stores to the Assaí banner, strengthening the Assaí banner’s national footprint and increasing our market share. During the opening and conversion of these new Assaí stores, more than 92,000 square meters of sales area were constructed. As of December 31, 2018, the Assaí banner totaled 144 stores in 18 Brazilian states (up from 14 stores in one Brazilian state when we acquired the Assaí banner in 2007), and reached gross sales of R$24,923 million, an increase of 24.2% compared to 2017. In addition, as of December 31, 2018, we already had more than 700,000 Passaí credit cards issued. Passaí is our branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individuals customers.

Seasonality

                We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and help to boost fourth quarter sales in mainly non-food categories. In recent years, our average sales revenues during the fourth quarter have typically been approximately 19% above average sales revenues during the other quarters.

                We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday, when we offer specialized products for the occasion, as well as in FIFA World Cup years, when some of our event-focused products show an increase in sales.

                Seasonality relating to the availability of some of our products (such as fruits and vegetables) generally does not affect our results due to the large and diverse selection of products we offer to our customers.

Our Products

                Our products in the food retail sector are mostly ready-for-sale products that we purchase and resell to our end-user consumers. Only a portion of our products are produced at our stores, by our technical team for the development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

                The products manufactured or handled at our stores include: (i) fruits and vegetables, which are cut or packaged at our stores; (ii) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (iii) ready-to-eat meals sold at our deli counters; and (iv) bread, cakes and sweets made at the bakeries located within our stores.

                We do not manufacture the products sold under our private label. These products are manufactured by suppliers who are carefully selected by us, after we have thoroughly evaluated the quality of their services and their capacity to meet our demand. The development of products carrying our private label is guided by a detailed process, involving various areas of our Company, aimed at standardizing our products and ensuring the products’ manufacturing and launch within the commercial and strategic targets of our brands and compliance with our quality standards.

Suppliers

                The purchasing of food products for all of our Multivarejo banners, therefore excluding Assaí, is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unrelated suppliers. The purchasing of products for Assaí is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of our food products may vary depending on inflation.

Distribution and Logistics

                In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 22 distribution centers and depots strategically located across Brazil, with a total storage capacity of approximately 670,000 square meters. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

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

Stores, Supermarkets and Hypermarkets

                As of December 31, 2018, the logistics process to supply our stores, supermarkets and hypermarkets, excluding drugstores and gas stations, included 15 distribution centers located in the states of São Paulo (including a distribution center specifically focused on our proximity stores), Rio de Janeiro, Ceará, Pernambuco, Bahia and the Federal District, corresponding to a 518,700 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2018, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was approximately 80% excluding our cash and carry operation, which we carry out through Assaí.

                Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2018, approximately 20% of our stores sales, excluding our cash and carry operation, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice cream, yogurt and magazines.

Cash and Carry

                To support the growth of the cash and carry business and ensure the efficient supply of stores that work with high sales volume, we operate with nine distribution centers in six different Brazilian states and in the Federal District. The distribution centers are strategically located within these states to allow us to work with a high-frequency supply, reducing the need for inventory space, improving stock coverage and assuring better stock out rates in stores. These advantages are also sustained by the distribution center’s total storage area of 136,000 square meters, storage capacity of more than 150,000 pallet positions and a system which improves the operation management of the distribution centers. We consider the risks to our business in relation to the products supplied by the distribution centers to be low, since approximately 40% of our sales volume is supplied by the distribution centers.

                In 2018, we expanded our logistics operation to meet our business requirements. In the state of São Paulo, we unified dry goods operations by optimizing the distribution of items in this category and generating a 31% increase in storage capacity (pallet positions). In the Central West region, we inaugurated a  distribution center in Goiânia in the State of Goiás, improving service to stores in the region.

E-commerce Food Delivery

                Since 2016, we have operated a dedicated distribution center in the city of São Paulo focused on our online and proximity operations. This distribution center is responsible for regular online delivery requests. Additionally, certain of our stores offer express delivery (within four hours) services.

Drugstores

                Our drugstores rely on being supplied with medications and other products, such as cosmetics. The logistics system varies between centralized deliveries through our distribution centers and decentralized deliveries. We have supply agreements with the main pharmaceutical distributors in the country, as well as regional distributors across Brazil.

Gas Stations

                Our gas stations are supplied by exclusive suppliers. In 2018, we used two suppliers. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supply orders, pursuant to the service agreements entered into by each gas station. Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.

                The supply process for compressed natural gas (gás natural veicular), or GNV, is different. GNV is delivered by regional suppliers directly to the gas stations using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves. This equipment regularly measures the GNV volumes supplied. GNV is then sold to customers through dispensers attached to these entrance boxes, using specific pipelines.

Marketing

                Our marketing policy aims to attract and retain our customers. To this end, we conduct integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target customer market for each store banner. Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strengths in terms of selection, service and competitive prices. We recognize marketing campaign expenses as sales expenses as they are incurred.

                In 2018, our marketing efforts were focused on adapting to changing consumers’ needs in light of the economic downturn in Brazil, notably making adjustments to the assortment of available products and increasing competitiveness. These efforts with initiatives to improve operating efficiency and the introduction of new strategies in our loyalty programs, such as personalized offers and prizes provided by digital tools and the development of news apps.

                In 2018, 2017 and 2016, we spent R$573 million, R$508 million and R$489 million, respectively, in advertising, representing 1.16%, 1.14% and 1.18%, respectively, of total net operating revenue in each year.

FIC and Investcred

                Before our acquisition of Via Varejo, Via Varejo had entered into an association with Unibanco – União de Bancos Brasileiros S.A. (currently, Itaú Unibanco), named Banco Investcred Unibanco S.A., or Investcred. In December 2009, we amended our partnership with Itaú Unibanco to include the original scope of the Investcred partnership within  FIC, in order to allow Itaú Unibanco to enter into similar partnerships with other retailers, and to extend FIC’s term through August 28, 2029.

                FIC operates financial services kiosks in our stores with exclusive rights to offer credit cards, financial services and insurance policies (except for extended warranties). FIC has been operating for more than ten years and as of December 31, 2018 had a portfolio of 3.6 million credit card accounts from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). We and Itaú Unibanco each hold 50% of FIC’s capital stock. Our interest in FIC’s capital stock is split between 36% held by the retail segment through CBD and 14% held by the home appliances segment through Via Varejo. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

                In 2018, net profit in the credit card business was R$219 million. The decrease in net profit in the credit card business to R$186 million in 2017 was partially due to a regulation of the Central Bank regarding revolving credit that was passed that year and affected 2017 interest revenues and net profit. Net profit in the credit card business was R$236 million in 2016.

                We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming to provide them with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2018, 2017 and 2016:

Total number of clients	2018	2017	2016
	(in thousands)
Retail - GPA Food	2,613	2,160	1,974
Home appliances (Ponto Frio)	961	1,002	1,040
Credit cards	3,574	3,162	3,013

Credit Sales

                In 2018, 51.1% of our net operating revenue was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 49.1% in 2017, as described below:

                Credit card sales. All of our store formats and our ecommerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 40.3%, 38.2% and 39.3% of the consolidated net operating revenue in 2018, 2017 and 2016 for our food retail and cash and carry segments, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 16.3% of our net operating revenue in 2018. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

                Installment sales. Our Extra hypermarkets offer consumer financing incentives to our customers to purchase home appliances on an installment basis through our FIC co-branded and private label credit cards, as well as third-party credit cards. Sales to customers using credit cards on an installment basis accounted for 13.9%, 13.7% and 10.4% of our total credit card sales in the food retail segment in 2018, 2017 and 2016, respectively. An allowance for doubtful accounts is not required as credit risks for all installments are assumed by the relevant credit card companies or issuing banks.

Food Vouchers

                At our food stores, we accept food vouchers (issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit) as payment. Food vouchers accounted for 10.7%, 10.4% and 9.9% of the consolidated net operating revenue in 2018, 2017 and 2016 for our retail and cash and carry segments, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

                We invested R$362 million, R$204 million and R$284 million in information technology in 2018, 2017 and 2016, respectively. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our various operating segments, focusing on governance and our customers. Our information technology department negotiates the reduction of costs on projects and contracts with service and software suppliers, based on sharing services between us and our subsidiaries, thus creating economies of scale.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra Hiper, Supermercado Extra, Mercado Extra, Mini Extra, Pão de Açúcar, Minuto Pão de Açúcar, Assaí and Compre Bem) with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels in Brazil.  We believe that Brazilian consumers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, to acquire a brand it is necessary to officially register it with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI.  This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2018, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq, Assaí and Compre Bem, among others) were duly registered with INPI and we had approximately 2,998 trademarks registered or in the process of being registered in Brazil and abroad (2,655 trademarks in Brazil alone).  We did not have any registered patents as of December 31, 2018.

Our business relies on intellectual property that includes the content of our sites, our registered domain names and our registered and unregistered trademarks.  We believe that the Pão de Açúcar, Extra and other domain names we use in our ecommerce business are valuable assets and essential to the identity of our business.

We own the following domain names, among others:  www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.paodeacucar.com, www.deliveryextra.com.br and www.assai.com.br.  These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

                Brazil’s leading retail food companies are controlled by companies headquartered abroad. Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour. In 1995, the U.S. chain Walmart also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry. Thus, the Brazilian retail food industry is highly competitive. For more information about risks related to competition, see “Item 3D. Risk Factors—Risks Relating to our Industry and Us—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.” Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

                Recently, leading retail food companies, including our Company, have pursued the following strategies:

●        development and expansion of cash and carry formats;

●        migration of large stores to smaller store formats, such as neighborhood or proximity stores;

●        conversion of hypermarkets stores into cash and carry stores;

●        expansion of small store formats;

●        investment in store renovations and in general asset quality;

●        investment in multi-channel strategy to reach more customers;

●        focus on fidelity programs for deeper understanding of consumer habits; and

●        increased promotional activities for hypermarkets and supermarkets, which have been most affected by customer migration.

                Our competitors vary depending on the regional location of the stores. Our main competitors in food retail in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda, Dia and Walmart. In the city of Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the state of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets. In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

                The principal competitor of our Extra hypermarkets is Carrefour, which operates stores in the Southeastern and Southern regions of Brazil, and Walmart, which operates through various banners in the Southeastern, Northeastern and Southern regions of Brazil.

                Our Assaí banner competes mainly with Atacadão, Roldão, Tenda, Makro and Maxxi.

                In our other regional markets, we compete not only with the organized food retail sector, but also with various small and medium-sized chains, family companies and food retail businesses.

                We are market leaders in food ecommerce, through the Pão de Açúcar and Extra banners. Our main competitors in this segment are Carrefour, Saint Marché, Mambo, Sonda and Zona Sul.

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

Environmental and Social Matters

                In 2018, we reviewed our operating strategy and designed a new medium-term vision (covering 2018 to 2020) with strategic projects and short-term objectives for 2018. Following that review, our Sustainability and Social Investment areas were brought together under the same department. We defined our new strategy based on the global priorities of our group and our businesses, as well as the results of the materiality matrix reviewed by our board of directors at the end of 2017).

                Based on this new strategy, we articulated our corporate purpose “To be an agent of transformation, improving and innovating our way of doing business in order to build a more responsible and inclusive society,” and we announced the six operating pillars for all of our business units:

●        Valuing our people: To be the reference in promoting diversity, inclusion and sustainability among our employees;

●        Managing environmental impact: To minimize and prevent the environmental impact of our operations;

●        Conscientious consumption and supply: To expand the offering of healthy and sustainable products as a strategic value in our brands and businesses, while influencing our supply chain and raising awareness among consumers to choose these products;

●        Transforming the value chain: To engage players across our value chains to make them more responsible towards the environment, people and animal welfare.

●        Engagement with society: To strengthen the relationship between customers, suppliers, employees and social organizations around our stores to work together as agents of social transformation.

●        Integrated management and transparency: To integrate sustainability into our business model and strengthen transparency in the relationship with our stakeholders.

                Our highlights in 2018 are the following:

                Transforming the value chain

                We evaluated our supply chain considering social and environmental risks. After prioritizing specific supply chains and product categories, we defined an action plan, which included the following actions in 2018:

●        Animal welfare for egg-laying hens: we promoted our private label cage-free, free-range and organic eggs through offers, promotions and media campaigns to raise the awareness of our customers. Consequently, the share of cage-free egg sales increased by 110% between 2017 and 2018.

●        Working conditions at international factories: we audited 100% of the suppliers of our private label and no-name products from countries requiring additional scrutiny.

●        Diversity of fish species: we encourage consumption of lesser-consumed fish species, reducing concentration and promoting diversity of consumption.

●        Illegal deforestation: all of our suppliers adhered to our meat supplier policy, with the purpose of ensuring that the meat we sell is not sourced from deforestated areas. As a result, from 33 suppliers, 14 slaughterhouses (representing 42% of our meat suppliers) implemented a geomonitoring tool to control their own purchases of cattle (in compliance with the second step of the suppliers’ development program, which is a requirement of our meat supplier policy), and 8 other suppliers are in the process of implementing a geomonitoring tool. In the last three years, we canceled our purchase agreements with 15 suppliers due to the non-compliance with our meat supplier policy.

                Management of environmental impact and conscientious consumption and supply

                We continue to invest in projects to improve the energy efficiency of our stores, which allowed us to further reduce our energy consumption per square meter by 10.6% since 2015, consistent with our goal to reduce our energy consumption by 15% by 2020. In addition, we changed the packaging material in certain banners, replacing Styrofoam packaging with coated paper for cold cuts, and eliminating the use of straws in the café area in our stores. In addition, we installed solar panels at certain Assaí stores. We also improved the recyclability index of our waste (from 25% in 2017 to 37% in 2018) through a pilot project implemented in 12 stores. Finally, we increased the volume of perishable food donated by 71.8% in 2018 compared to 2017, thereby reducing food waste.

                Valuing our people

                We have a gender equality committee and, in 2018, we created two other affinity groups for promoting racial equality and LGBTI+ rights, demonstrating our commitment to diversity and complementing our diversity initiatives

                Our committee and affinity groups foster strategic and operational discussions on diversity and raising awareness of our employees. We strengthened our activities  related to gender equality and persons with disabilities, which resulted in an increase of 3% in the number of women in leadership positions (managers and above) and an increase of 21% in the number of employees with disabilities in 2018 compared to 2017. In addition, male members of our leadership team signed our “Manifesto of senior male leaders for gender equality.” This manifesto identifies five areas with specific actions to be implemented in order to encourage greater equality in the workplace (increase women in leadership positions, new maternity and paternity policies, ensure equal pay, fight unconscious biases in interviews and prevent workplace discrimination).

                Engaging society

                GPA Institute, our social investment branch, is responsible for determining and implementing our strategy for social investments. From its launch in November 2017 to December 31, 2018, the platform “Assaí Bons Negócios” has already been accessed 742,869 times, received 24,546 registrations and certified 1,661 people. We also conducted three basic bakery and pastry courses in partnership with social institutions to 85 students, including 45 with disabilities. In addition, we invested in a nationwide mapping of healthy and sustainable community businesses, which identified more than 1,000 organizations and selected 21 projects to participate in a business incubator with our sales team in 2019. This incubator will include meetings with experts to improve business models, financing and marketing.

                Two significant highlights of 2018 were the results of Solidarity Day, through which we collected 1,100 tons of food to support more than 100 social institutions, exceeding by 22% the results of 2017 and the launch of Colabora, a volunteering app for employees of our group to participate, register and invite other employees for community service projects.

                All of these actions, combine with others used to value our people, promote conscientious consumerism, transform the value chain, preserve the environment and engage society to reinforce the pillars that guide our business strategy.

4C.          Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of March 25, 2019:

(1)   The names of the entities shown on the chart above have been abbreviated for ease of reference. The complete names of such entities are as follows: (a) “Casino Group” refers to Casino and its subsidiaries, including Éxito, and controlling holding companies, including Rallye, and Euris, which are ultimately controlled by Mr. Jean-Charles Naouri; (b) “Éxito” refers to Almacenes Éxito S.A; (c) “Onper” refers to Onper Investments 2015, S.L.; (d) “Segisor” refers to Segisor S.A.S.; (e) “Wilkes” refers to Wilkes Participações S.A.; (f) “CBD” refers to us, Companhia Brasileira de Distribuição; (g) “GPA Logística” refers to GPA Logística e Transporte Ltda.; (h) “Novasoc” refers to Novasoc Comercial Ltda.; (i) “Sendas” refers to Sendas Distribuidora S.A.; (j) “CBD Holland” refers to CBD Holland B.V.; (k) “SCB” refers to SCB Distribuição e Comércio Varejista de Alimentos Ltda.; (l) “GPA M&P” refers to GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda.; (m) “Green Yellow” refers to Greenyellow do Brasil Energia e Serviços; (n) “Leji (James)” refers to Leji Intermediação S.A; (o) “GPA 2” refers to GPA 2 Empreendimentos e Participações Ltda.; (p) “Bitz” refers to Bitz Fidelidade e Inteligência S.A.; (r) “Bellamar” refers to Bellamar Empreendimentos e Participações Ltda.; (s) “FIC” refers to Financeira Itaú CBD S/A Crédito, Financiamento e Investimento; (t) “FIC Promotora” refers to FIC Promotora de Vendas Ltda.; (u) “VVAR” refers to Via Varejo S.A.; (v) “GAS” refers to Globex Administração e Serviços Ltda.; (w) “VVLog” refers to VVLOG Logística Ltda.; (x) “Lake Niassa” refers to Lake Niassa Empreendimentos e Participações Ltda.; (y) “Banco Investcred” refers to Banco Investcred Unibanco S.A.; (z) “GAC” refers to Globex Administradora de Consórcios Ltda.; (aa) “Bartira” refers to Indústria de Móveis Bartira Ltda.; (bb) “Cnova Brasil” refers to Cnova Comércio Eletrônico S.A.; (cc) “CBD LuxCo” refers to Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l.; (dd) “CBD DutchCo” refers to Companhia Brasileira de Distribuição Netherlands Holding B.V.; (ee) “Cnova N.V.” refers to Cnova N.V.; (ff) “Casino” refers to Casino, Guichard-Perrachon S.A.

For further information on our subsidiaries, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

4D.          Property, Plant and Equipment

                We own 133 stores, seven distribution centers (warehouses) and a portion of the real estate where our headquarters are located. We lease the remaining 730 stores and 15 distribution centers and depots we operate in Brazil and the remaining portion of the real estate where our headquarters is located. Leases are usually for a term of five to twenty five years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have 76 leases expiring by the end of 2019. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. In addition, as of December 31, 2018, we had a lease agreement with the Klein Family and a sublease agreement with Via Varejo, regarding two properties (distribution centers) owned by the Klein Family. See note 12.2(v) to our audited consolidated financial statements included elsewhere in this annual report. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

                The following table sets forth the number and total selling area of our owned and leased retail and cash and carry stores by store format, the number and total storage area of our owned and leased warehouses and the total office area of our headquarters that we owned and leased as of December 31, 2018:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	43	56.510	143	183.617	186	240.127
Extra Hiper	28	175.607	84	510.978	112	686.585
Extra Supermercado(2)	29	39.641	157	171.158	186	210.799
Proximity stores(3)	2	326	233	57.253	235	57.579
Assaí	31	133.069	113	464.919	144	597.988
Total Stores	133	405.153	730	1.387.925	863	1.793.078
Warehouses	7	97.429	15	571.614	22	669.043
Total	140	502.582	745	1.959.539	885	2.462.121

(1)   Excludes gas stations and drugstores.

(2)   Includes Extra Supermercado, Mercado Extra and Compre Bem banners.

(3)   Includes Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.

                For further information on capital expenditures, see “Item 4A. History and Development of the Company—Capital Expenditures and Investment Plan.”

4E.          Discontinued Operations

On November 23, 2016, our board of directors approved the disposal of our equity interest in Via Varejo, in line with our long-term strategy of focusing on the development of the food retail and cash and carry segments. Due to certain external factors out of our control, mainly related to the Brazilian macroeconomic environment, the sale of Via Varejo was not concluded within the expected timetable.

On November 26, 2018, we held 559,521,085 common shares, corresponding to 43.23% of Via Varejo’s corporate interest. On December 21, 2018, our board of directors approved a total return swap transaction, involving the sale of 50,000,000 common shares held by us in Via Varejo, corresponding to 3.86% of Via Varejo’s capital stock. Further, on February 20, 2019, our board of directors approved another total return swap transaction, involving the sale of 40,000,000 common shares held by us in Via Varejo, corresponding to 3.09% of Via Varejo’s capital stock. These sales were carried out on the B3 on December 27, 2018 and February 25, 2019, respectively. As a result, our corporate interest in Via Varejo decreased from 559,521,085 common shares to 469,521,085 common shares, corresponding to 36.27% of Via Varejo’s capital stock. In addition, our board of directors instructed our management to actively pursue selling our remaining equity interest in Via Varejo to a strategic investor or through operations available in capital markets in order to complete the full divestiture in Via Varejo by December 2019.

As disclosed in note 32 to our audited consolidated financial statements included elsewhere in this annual report, the net income for the years ended December 31, 2018, 2017 and 2016 related to Via Varejo was classified in a single line item as “discontinued operations” in our statement of operations and comprehensive income and the assets and liabilities for Via Varejo (including Cnova Brazil) are classified as held for sale in our balance sheet as of December 31, 2018, 2017 and 2016.  Starting on November 1, 2016, we began recording our investment in Cnova using the equity method of accounting.  Furthermore, we restated the financial data as of and for the years ended December 31, 2015 and 2014 in the five-year table under “Item 3A. Selected Financial Data” for comparability across all periods.

Noncurrent assets and liabilities held for sale were, respectively, R$24,443 million as of December 31, 2018 compared to R$22,775 million as of December 31, 2017 and R$19,412 million as of December 31, 2018 compared to R$17,824 million as of December 31, 2017.  The net income (loss) from discontinued operations was a net loss of R$74 million in 2018 compared to a net income of R$356 million in 2017 and a net loss of R$1,036 million in 2016.

Discontinued Operations – Operating Segments

                We carry out our discontinued operations through Via Varejo, which operates in the home appliances and ecommerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the ecommerce platforms Casasbahia.com, Extra.com, Pontofrio.com and Barateiro.com.

Via Varejo files financial statements and other periodic reports with the CVM, including the Formulário de Referência, which is an annual report that is prepared and filed in accordance with CVM Instruction No. 480/09 and can be accessed through www.cvm.gov.br, and on Via Varejo’s website that can be accessed through http://www.viavarejo.com.br. Information from those websites is not incorporated by reference into this document.

Ponto Frio and Casas Bahia Stores

                The Ponto Frio and Casas Bahia stores are specialized in sales of home appliances, such as consumer electronics and furniture. As of December 31, 2018, Via Varejo operated 1,035 stores 807 Casas Bahia stores and 228 Ponto Frio stores). In 2018, Via Varejo’s stores had net gross sales of R$23,668 million, an increase of 4.6% compared to 2017.

                The Casas Bahia stores target middle and lower-income customers (B and C income classes), who are attracted by flexible payment alternatives, including installment plans. Casas Bahia stores are generally larger than Ponto Frio stores. The Casas Bahia stores also offer a range of value-added services, during and after sales, such as extended warranties.

                The Ponto Frio stores target middle and higher-income customers (A and B income classes), but also provides flexible payment alternatives, including installment plans. Via Varejo offers these customers customized expert advice on its products, as well as a range of value-added services, during and after sales, such as extended warranties. In 2018, Via Varejo opened 89 new stores, of which 75 are Casas Bahia and 14 are Ponto Frio stores, and Via Varejo closed 25 stores, of which 19 are Casas Bahia stores and six are Ponto Frio stores, mainly due to low performance compared to our average performance.

Cnova Brazil

                According to GfK, a source of market information related to the ecommerce industry, in 2018, 26.3% of the total ecommerce transactions in Brazil, in terms of gross sales, were made through Via Varejo’s channels. As of December 31, 2018, Via Varejo offered approximately 2.0 million products through its direct sales and marketplace businesses. Via Varejo’s main websites are Casasbahia.com.br, Pontofrio.com.br and Extra.com.br. For the year ended December 31, 2018, Cnova Brazil’s gross sales were R$6,592 million, which represented a 10.7% increase as compared to 2017.

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

                Although the Brazilian economy has shown signs of recovery, the economic environment remained challenging for our operations in 2018. Inflation increased in Brazil in 2018, having reached an annual rate of 7.55%, according to the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, compared to (0.53)% in 2017 and 7.19% in 2016.  The IPCA inflation rate also increased, reaching 3.75% in 2018, compared to 2.95% in 2017 and 6.29% in 2016. Inflation has a direct effect on the final prices we charge our customers when they acquire our products.

                The interest rates set by the Brazilian Committee of Monetary Policy declined in 2018, reaching an all time low of 6.50% at year-end 2018. The interest rates were 7.00% at year-end 2017 and 13.75% at year-end 2016.

                Foreign exchange reserves held by the Brazilian government slightly increased from US$379.577 billion as of March 2018 to US$384.165 billion as of March 2019.

Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, and increased 1.1% in 2018. The unemployment rate in Brazil reached 12.7% in 2017, the highest rate since the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, started publishing the current unemployment rate index in 2012. The unemployment rate decreased slightly in 2018, to 12.3%. These two indicators directly affect the purchasing power of the Brazilian workforce.

An economic recession and growth of the unemployment rate could lead to a decline in household consumption which could adversely affect our results of operations and financial condition.  In order to mitigate this risk, we are currently adapting our stores’ portfolio with conversion to our low-cost format.

On the other hand, a continuation of the recent trend of decreasing interest rates could have a positive effect on our results of operations and financial condition, as many of our rental contracts are partially indexed to Brazil’s national inflation index and the majority of our financial revenues and financial expenses have variable interest rates.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31,
	2018	2017	2016	2015	2014
GDP Growth(1)	1.1%	1.0%	(3.6)%	(3.8)%	0.1%
Inflation (IGP-M) (%)(2)	7.5%	(0.5)%	7.1%	10.5%	3.7%
Inflation (IPCA) (%)(3)	3.7%	2.9%	6.3%	10.7%	6.4%
CDI (%)(4)	6.4%	9.9%	14.0%	13.2%	10.8%
TJLP (%)(5)	6.9%	7.4%	7.5%	7.0%	5.0%
SELIC rate (%)(6)	6.5%	7.0%	13.8%	14.3%	11.8%
Appreciation (depreciation) of real to USD (%)	18.3%	1.5%	17.0%	47.0%	(13.4)%
Exchange rate (closing) R$ per USD 1.00(7)	3.875	3.308	3.259	3.905	R$2.656
Average exchange rate R$ per USD 1.00(8)	3.656	3.193	3.484	3.339	R$2.355

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

                The preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB, requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Critical Accounting Policies

                We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year.

                For further details on our adoption of new accounting standards, such as IFRS 9 – Financial Instruments,  IFRS 15 – Revenue from Contracts with Customers and IFRS 16 – Leases see note 5 of our consolidated financial statements.

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

                As of December 31, 2018, the Company calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating if there were decreases in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

                For impairment testing purposes, the carrying amount of goodwill arising from business combinations and our trade names with indefinite useful lives are allocated to cash generating units, which are not larger than either of our two operating segments, food retail and cash and carry.

                The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 10.1% p.a. and cash flows exceeding five years are extrapolated by the expected long-term growth rate of 5.5% for food retail and cash and carry. Based on this analysis, no impairment loss was identified.

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

                We had tax loss carry forwards amounting to a tax benefit of R$198 million as of December 31, 2018, as compared to R$200 million as of December 31, 2017 and R$112 million as of December 31, 2016. These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances, however, the use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

Fair value of derivatives and other financial instruments

                When the fair value of financial assets and liabilities recorded in the financial statements cannot be observed in active markets, it is determined according to the hierarchy set forth by IFRS 13, which sets certain valuation techniques including the discounted cash-flow model. The inputs to these models are taken from observable markets where possible or from information on comparable operations and transactions in the market. The judgments include analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors may affect the reported fair value of financial instruments.

                The fair value of financial instruments that are actively traded on organized markets is determined based on market quotes, at the end of the reporting period. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, benchmarking of the fair value of similar financial instruments, analyses of discounted cash flows or other valuation models.

Share-based payments

                The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the specific grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5 to our audited consolidated financial statements included elsewhere in this annual report.

Provision for contingencies

                We are a party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as legal counsel’s opinion. For details on legal proceedings, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Estimated losses on trade receivables

Measurement of expected credit losses – Expected credit losses are estimated based on the weighted probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

                Expected credit losses are discounted by the effective interest rate of the financial asset.

Recoverable taxes

                We pay tax on services and sales, known as ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where we operate, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product, can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. We record the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in our cost of goods resold.

                We also have recoverable tax credits related to social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and social integration (Programa de Integração Social), or PIS, taxes.

                The estimate of future recoverability of these tax credits is made based on growth projections, operational matters, the consumption of the credits by the Grupo Pão de Açúcar companies and the special tax regime. For details of credits and compensation, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Inventories

                Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, plus warehouse and handling costs related to bringing each product to its present location and condition, less rebates received from suppliers.

                Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

                The value of inventory is reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to its adequacy.

Cnova Reorganization

                For information regarding our Cnova Reorganization, see “Item 4A.      History and Development of the Company—Cnova Reorganization.”

Discontinued Operations of Via Varejo

                For information regarding our discontinued operations of Via Varejo, see “Item 4E. Discontinued Operations.”

Overview

                Although 2018 was challenging, there were important indications of recovery in the business environment in Brazil. Even if the effects from the improving macroeconomic indicators are still incipient, we ended the year with an increase in profit before income tax and social contribution of R$113 million in Multivarejo and R$747 million in the Assaí banner. In addition to the slight improvement of Brazil’s economic situation, we believe that the reasons for this evolution were as follows: (i) strategic management of our store portfolio, including conversions, renovations and new concepts to ensure a strong offering of products and services for our customers; (ii) accurate use of our database, offering personalized discounts to our customers; and (iii) continued discipline employed in our financial management and streamlining of our cost structures.

                Despite a macroeconomic environment still marked by recovery, in 2018 we maintained a high level of investment in the food segment of R$1.7 billion, an increase of 28.8% compared to R$1.4 billion in 2017, which reinforces our confidence in the execution of our business strategy and in the recovery of the Brazilian economy. We posted gross sales of R$53.6 billion, an increase of 10.7% compared to R$48.4 in 2017, and market share gains at both Multivarejo and Assaí, with sequential improvements in our results, which led to net income of R$1.2 billion in 2018, an increase of 50.0% compared to R$0.8 billion in 2017.

                At Assaí, 2018 was marked by solid and strong sales growth, which was leveraged by the banner’s nationwide footprint. Assaí, which ended the year with 144 stores, maintained its accelerated pace of store openings: 18 new units. The highly effective strategy for determining the sites of these stores supported above-expectation performance and the best result in sales per square meter of the last five years. In 2018, Assaí was also included on Interbrand’s list of “Brazil’s Most Valuable Brands.”

                Multivarejo delivered strong revenue growth, reflecting more dynamic commercial efforts, the better positioning of ads and the higher penetration of loyalty tools and customization of the “My Discount” app and “My Rewards” initiative. During 2018, the Extra Supermercado and proximity formats posted significant improvement in their performances, while the Pão de Açúcar banner maintained its high profitability.

                We made important adjustments in the portfolio, with the following improvements: renovation of 15 Pão de Açúcar stores, totaling 20 stores renovated to the new G7 concept, which focuses entirely on the shopping experience and on strengthening the banner’s value proposition; another 23 Extra Supermercado stores were remodeled under the Mercado Extra concept and 13 stores were converted into Compre Bem, which have been delivering strong growth since their conversion.

                2018 ended with very positive progress and solid and sustainable results for our businesses, which are accomplishments that reflect the engagement and skill of our entire team. We continue working to ensure a store portfolio that meets consumers’ needs, products and initiatives that offer the best options to our shareholders, suppliers, employees and, most importantly, a permanent focus on our customers.

Results of Operations for 2018, 2017 and 2016

                We measure the results of our operating segments in accordance with IFRS using, among other measures, each segment’s operating results. References to “same-store” sales are determined by the sales made in stores open for at least 12 consecutive months and that did not close or remain closed for a period of seven or more consecutive days.

                The following table presents the consolidated results of operations in accordance with IFRS for the periods indicated, as included in our audited consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31, (1)(2)
	2018	% of Net Operating Revenue	2017 restated	% of Net Operating Revenue	2016 restated	% of Net Operating Revenue
Results of Operations	(in millions of R$, unless otherwise noted)
Net operating revenue	49,388	100.0	44,634	100.0	41,454	100.0
Cost of sales	(37,834)	(76.6)	(33,646)	(75.4)	(31,654)	(76.4)
Gross profit	11,554	23.4	10,988	24.6	9,800	23.6
Selling, general and administrative expenses	(8,354)	(16.9)	(8,059)	(18.1)	(7,729)	(18.6)
Depreciation and amortization	(840)	(1.7)	(779)	(1.7)	(707)	(1.7)
Other operating expenses, net	(216)	(0.4)	(579)	(1.3)	(567)	(1.4)
Operating expenses	(9,410)	(19.1)	(9,417)	(21.1)	(9,003)	(21.7)
Profit from operations before financial expenses and share of profit of associates	2,144	4.3	1,571	3.5	797	1.9
Financial income	231	0.5	181	0.4	231	0.6
Financial expenses	(705)	(1.4)	(911)	(2.0)	(1,134)	(2.7)
Financial expenses, net	(474)	(1.0)	(730)	(1.6)	(903)	(2.2)
Share of profit of associates	33	0.1	(89)	(0.2)	21	0.1
Profit (loss) before income tax and social contribution	1,703	3.4	752	1.7	(85)	(0.2)
Income tax and social contribution	(449)	(0.9)	(297)	(0.7)	(24)	(0.1)
Net income (loss) from continuing operations	1,254	2.5	455	1.0	(109)	(0.3)
Net income (loss) from discontinued operations	(74)	(0.1)	356	0.8	(1,036)	(2.5)
Net income (loss) for the year	1,180	2.4	811	1.8	(1,145)	(2.8)
Attributed to controlling shareholders from continuing operations	1,254	2.5	455	1.0	(109)	(0.3)
Attributed to controlling shareholders from discontinued operations	(61)	(0.1)	125	0.3	(424)	(1.0)
Total attributed to controlling shareholders	1,193	2.4	580	1.3	(533)	(1.3)
Attributed to non-controlling shareholders from continuing operations	––	––	––	––	––	––
Attributed to non-controlling shareholders from discontinued operations	(13)	(0.0)	231	0.5	(612)	(1.5)
Total attributed to non-controlling shareholders	(13)	(0.0)	231	0.5	(612)	(1.5)

(1)   In 2016, there were transactions that led to the reclassification of operational segments into a single line of the statement of operations and comprehensive income as “Discontinued Operations”, as described in note 32 to our audited consolidated financial statements included elsewhere in this annual report as per IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” The transactions were: (i) A corporate restructuring that led to the deconsolidation of the international activity of the ecommerce segment starting on October 31, 2016, becoming an equity investee, and the contribution of the Brazilian activity of the ecommerce segment to Via Varejo, becoming one segment. The statement of operations and comprehensive income prior to and including October 31, 2016 was reclassified to “Discontinued operations.” (ii) The reclassification of the statement of operations and comprehensive income due to the announced efforts and probability of selling Via Varejo, including the Brazilian ecommerce activity.

(2)   IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 as of January 1, 2016 and as a result, have restated our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2017 and 2016.

                In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For further information on the segments, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

                Information for our segments is included in the following tables:

Statement of operations	Year Ended December 31, 2018
Segments	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Others(1)	Total
	(in millions of R$)
Net operating revenue	26,489	22,899	-	-	49,388
Gross profit	7,389	4,165	-	-	11,554
Depreciation and amortization	(608)	(232)	-	-	(840)
Profit from operations before financial income (expenses) and share of profit of associates	577	1,567	-	-	2,144
Financial expenses, net	(428)	(46)	-	-	(474)
Share of profit of associates	79	-	-	(46)	33
Profit (loss) before income tax and social contribution	228	1,521	-	(46)	1,703
Income tax and social contribution	18	(467)	-	-	(449)
Net income (loss) – continuing operations	246	1,054	-	(46)	1,254
Net income (loss) – discontinued operations	(28)	-	(46)	-	(74)
Net income (loss) for the year	218	1,054	(46)	(46)	1,180

Statement of operations	Year Ended December 31, 2017(2)
Segments	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Others(1)	Total
	(in millions of R$)
Net operating revenue	26,194	18,440	-	-	44,634
Gross profit	8,036	2,952	-	-	10,988
Depreciation and amortization	(604)	(175)	-	-	(779)
Profit from operations before financial income (expenses) and share of profit of associates	749	822	-	-	1,571
Financial expenses, net	(682)	(48)	-	-	(730)
Share of profit of associates	48	-	-	(137)	(89)
Profit (loss) before income tax and social contribution	115	774	-	(137)	752
Income tax and social contribution	(63)	(234)	-	-	(297)
Net income (loss) – continuing operations	52	540	-	(137)	455
Net income (loss) – discontinued operations	(33)	-	389	-	356
Net income (loss) for the year	19	540	389	(137)	811

Statement of operations	Year Ended December 31, 2016(2)
Segments	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Others(1)	Total
	(in millions of R$)
Net operating revenue	26,967	14,487	-	-	41,454
Gross profit	7,624	2,176	-	-	9,800
Depreciation and amortization	(576)	(131)	-	-	(707)
Profit from operations before financial income (expenses) and share of profit of associates	319	478	-	-	797
Financial expenses, net	(808)	(95)	-	-	(903)
Share of profit of associates	41	-	-	(20)	21
Profit (loss) before income tax and social contribution	(448)	383	-	(20)	(85)
Income tax and social contribution	76	(100)	-	-	(24)
Net income (loss) – continuing operations	(372)	283	-	(20)	(109)
Net income (loss) – discontinued operations	(78)	-	(958)	-	(1,036)
Net income (loss) for the year	(450)	283	(958)	(20)	(1,145)

(1)   Equity pickup of the Company in Cnova.N.V.

(2)   IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 as of January 1, 2016 and as a result, have restated our audited consolidated financial statements, and financial information included in this annual report, for the years ended December 31, 2017 and 2016.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

                Consolidated

                Net operating revenue. Net operating revenue increased by 10.7%, or R$4,754 million, from R$44,634 million in 2017 to R$49,388 million in 2018, mainly due to the increase of R$4,459 million in the cash and carry segment. In the cash and carry segment, there was an increase of R$1,531 million in same-stores sales, and the additional increase was due to the opening of 16 stores and two conversions from Extra Hiper to Assaí. The food retail segment experienced growth of 3.5% in same-stores sales in 2018, compared with 2017.

                Gross profit. Gross profit increased by 5.2%, or R$566 million, from R$10,988 million in 2017 to R$11,554 million in 2018, mainly due to an increase of R$436 million, or 2.2 percentage points (principally related to tax credits), in our gross margin for the cash and carry segment. Our commercial strategy also contributed to this increase in gross profit, especially in Assaí, since the margin of the food retail segment decreased R$647 million.

                Selling, general and administrative expenses. Selling, general and administrative expenses increased by 3.7%, or R$295 million, from R$8,059 million in 2017 to R$8,354 million in 2018. This increase was principally due to the strong expansion of the Assaí banner (higher selling expenses, higher headcount resulting in higher payroll expenses). In 2017 and 2018, we were also able to control these expenses and limit their decrease to a level below inflation, while increasing revenues due to several initiatives aimed at controlling expenses. Selling, general and administrative expenses represented 18.1% of net operating revenue in 2017, and 16.9% in 2018.

                Depreciation and amortization. Depreciation and amortization increased by 7.8%, or R$61 million, from R$779 million in 2017 to R$840 million in 2018, mainly due to the depreciation of acquired assets in connection with the opening and renewal of stores and other acquisition.

                Other operating expenses, net. Other operating expenses, net, decreased by 62.8%, or R$363 million, from R$579 million in 2017 to R$216 million in 2018. This decrease was mainly due to the result of sales of fixed assets, which totaled a loss of R$247 million in 2017, due to store closures and the costs associated with fire and damages on one of our distribution centers, and a gain of R$122 million in 2018, due to the sale of non-core fixed assets, such as real estate properties.

                Financial expenses, net. Financial expenses, net, decreased by 35.1%, or R$256 million, from R$730 million in 2017 to R$474 million in 2018 equivalent to 1% of our sales during 2018, as a result of (i) a decrease of R$108 million in cost of debt due to the decrease in average interest rates, (ii) the positive impact of a contract renegotiation in the amount of R$96 million and (iii) the reversal of PIS/Cofins provision on financial expenses.

                Share of profit of associates. Share of profit of associates increased by R$122 million, from a loss of R$89 million in 2017 to a gain of R$33 million in 2018. The increase was due to the R$30 million increase in our share of profit on FIC and a decrease of R$92 million in losses from our share of profit of Cnova N.V., mainly related to Cdiscount France’s performance during 2018

                Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution increased by 126.5%, or R$951 million, from a profit of R$752 million in 2017 to a profit of R$1,703 million in 2018.

                Income tax and social contribution. Income tax and social contribution increased by 51.2%, or R$152 million, from R$297 million in 2017 to R$449 million in 2018. This variation was mainly due to higher taxable income reported in our cash and carry segment in 2018.

                Net income/loss from continuing operations. As a result of the above, net income from continuing operations for 2018 was R$1,254 million, an increase of 175.6%, or R$799 million, from a net income of R$455 million in 2017.

                Net income/loss from discontinued operations. Net loss from discontinued operations for 2018 was R$74 million, a decrease of  120.8%, or R$430 million, from a net income of R$356 million in 2017, mainly due to a loss of margin due to competition and restructuring costs.

                Segment Information

                Food Retail Segment

                Our food retail segment consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The food retail segment also includes the revenues related to rentals of commercial spaces and ecommerce sales.

                Net operating revenue. Net operating revenue increased by 1.1%, or R$295 million, from R$26,194 million in 2017 to R$26,489 million in 2018, mainly due to the closure of five hypermarkets during the year, three of which were converted into Assaí stores which operate in the cash and carry segment, three supermarkets and 36 proximity stores. This decrease in sales was completely offset by the increase of 3.5% in same-store sales.

                Gross profit. Gross profit decreased by 8.1%, or R$647 million, from R$8,036 million in 2017 to R$7,389 million in 2018. This decrease is mainly due to the tax credits for ICMS tax substitution recognized in 2017 of R$723 million. In this same period, our gross margin decreased from 30.7% in 2017 to 27.9% in 2018. This 2.8 percentage point decrease was related to tax credits that were reported in 2017.

                Depreciation and amortization. Depreciation and amortization increased by 0.8%, or R$4 million, from R$604 million in 2017 to R$608 million in 2018. The impact of the acquisitions were substantially offset by the assets sold, maintaining the depreciation level substantially in line.

Profit from operations before financial income (expenses) and share of profit of associates. As a result of the foregoing, profit from operations before financial income (expenses) and share of profit of associates decreased by 23.0%, or R$170 million, from R$749 million in 2017 to R$577 million in 2018.

                Financial expenses, net. Financial expenses, net, decreased by 37.2%, or R$254 million, from R$682 million in 2017 to R$428 million in 2018, mainly due to (i) the decrease in the cost of debt, due to the reduction of the average CDI rate from 10% in 2017 to 6.5% in 2018, (ii) the positive impact of a contract renegotiation in the amount of R$96 million and (iii) the the reversal of PIS/Cofins on financial expenses.

                Profit/loss before income tax and social contribution. As a result of the above, profit before income tax and social contribution increased by 98.3%, or R$113 million, from a profit of R$115 million in 2017 to a profit of R$228 million in 2018.

                Cash and Carry Segment

                As of December 31, 2018, the Assaí banner represented our cash and carry segment.

                Net operating revenue. Net operating revenue increased by 24.2%, or R$4,459 million, from R$18,440 million in 2017 to R$22,899 million in 2018, mainly due to the opening of 18 stores in 2018, with two conversions and 16 organic expansions as well as an 8.3% increase in same-stores sales.

                Gross profit. Gross profit increased by 41.1%, or R$1,213 million, from R$2,952 million in 2017 to R$4,165 million in 2018. The increase in gross profit exceeded the increase in net operating revenue, and was mainly due to an increase of R$436 million, or 2.2 percentage points (principally related to tax credits), in our gross margin..

                Depreciation and amortization. Depreciation and amortization increased by 32.0%, or R$57 million, from R$175 million in 2017 to R$232 million in 2018, mainly due to the opening of new stores.

                Profit from operations before financial income (expenses) and share of profit of associates. As a result of the foregoing, profit from operations before financial income (expenses) increased by 90.6%, or R$745 million, from R$822 million in 2017 to R$1,567 million in 2018. This increase was mainly due to the strong organic expansion that led to an increase of net operating revenue and growth of gross margin.

                Financial expenses, net. Financial expenses, net, decreased by 5.2%, or R$2 million, from R$48 million in 2017 to R$46 million in 2018. This slight decrease was mainly due to the overall lower cost of discounting accounts receivable.

                Profit/loss before income tax and social contribution. As a result of the above, profit before income tax and social contribution increased by 96.5%, or R$747 million, from R$774 million in 2017 to R$1,521 million in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

                Consolidated

                Net operating revenue. Net operating revenue increased by 7.7%, or R$3,180 million, from R$41,454 million in 2016 to R$44,634 million in 2017, mainly due to the increase of R$3,953 million in the revenues of cash and carry segment. In the cash and carry segment, there was an increase of R$1,533 million in same-stores sales, and the additional increase was due to the opening of new stores, with five new Assaí stores and 15 conversions from Extra Hiper to Assaí. The food retail segment remained stable in comparison with 2016 in same-stores sales, therefore, the reduction of sales is almost entirely related to the closing of Extra Hiper stores to be converted into Assaí stores.

                Gross profit. Gross profit increased by 12.1%, or R$1,188 million, from R$9,800 million in 2016 to R$10,988 million in 2017. The increase in gross profit was higher than the increase in net operating revenue, mainly due to tax credits recognized in 2017 in the food retail segment of R$723 million, which along with other factors caused the increase of 2.3 percentage points in gross profit. The gross profit margin of the cash and carry segment increased by 0.9 percentage points in from 2016 to 2017.

                Selling, general and administrative expenses. Selling, general and administrative expenses increased by 4.3%, or R$330 million, from R$7,729 million in 2016 to R$8,059 million in 2017. This increase was principally due to higher expenses in connection with the opening of new stores of Assaí brand (increasing headcount and related payroll expenses, utilities and other store related expenses). Selling, general and administrative expenses represented 18.6% of net operating revenue in 2016, and 18.1% in 2017.

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

                Financial expenses, net. Financial expenses, net, decreased by 19.2%, or R$173 million, from R$903 million in 2016 to R$730 million in 2017, mainly as a result of (i) a decrease of R$207 million in cost of debt mainly due to the decrease in average interest rates; (ii) a R$19 million decrease in the cost of receivables discount and (iii) a R$43 million decrease in the monetary  restatement of other accounts. These factors were partially offset by the increase of R$46 million in other financial expenses and the decrease of R$46 million in income from cash and cash equivalents.

                Share of profit of associates. Share of profit of associates decreased by R$110 million, from a gain of R$21 million in 2016 to a loss of R$89 million in 2017. The decrease was due to the loss of control of Cnova N.V. in the end of 2016. Therefore, there were two months of equity pickup in 2016 and 12 months of equity pickup in 2017, which represents a decrease of R$118 million, partially offset by the increase of R$8 million in our share of profit of FIC.

                Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by R$837 million, from a loss of R$85 million in 2016 to a profit of R$752 million in 2017, due to the increase of net operating revenue in the cash and carry segment, an increase in gross margin, and the decrease of financial expenses, net.

                Income tax and social contribution. Income tax and social contribution increased by R$273 million, from R$24 million in 2016 to R$297 million in 2017. This variation was mainly due to increase in profit in 2017.

                Net income/loss from continuing operations. Net income from continuing operations for 2017 was R$455 million, an increase of R$564 million, from a net loss of R$109 million in 2016, mainly due to the increase of net operating revenue in the cash and carry segment, an increase in gross margin, and the decrease of financial expenses, net.

                Net income/loss from discontinued operations. Net income from discontinued operations for 2017 was R$356 million, an increase of R$1,392 million, from a net loss of R$1,036 million in 2016, mainly due to the conclusion of the initial steps of the integration of Cnova Brazil and Via Varejo, and the ability to implement multi-channel sales strategy, which allowed us to adopt a more effective pricing and assortment policy.

                Segment Information

                Food Retail Segment

                As of December 31, 2017, the food retail segment was comprised of the banners Pão de Açúcar and Extra (including Mini Extra, Minuto Pão de Açúcar, Extra Supermercado and Extra Hiper).

                Net operating revenue. Net operating revenue decreased by 2.9%, or R$773 million, from R$26,967 million in 2016 to R$26,194 million in 2017, mainly due to the closure of 17 hypermarkets in the period, 15 of which were converted into Assaí stores which operate in the cash and carry segment.

                Gross profit. Gross profit increased by 5.4%, or R$412 million, from R$7,624 million in 2016 to R$8,036 million in 2017. In the same period, our gross margin increased from 28.3% in 2016 to 30.7% in 2017. This 2.4 percentage point increase was mainly related to tax credits for ICMS tax substitution recognized in 2017 of R$723 million.

                Depreciation and amortization. Depreciation and amortization increased by 4.9%, or R$28 million, from R$576 million in 2016 to R$604 million in 2017, mainly due to the depreciation of acquired assets in connection with the renewal of stores.

                Profit/loss from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) and share of profit of associates increased by 134.5%, or R$430 million, from R$319 million in 2016 to R$749 million in 2017, mainly due to higher gross profit, and our ability to maintain expenses under control.

                Financial expenses, net. Financial expenses, net, decreased by 15.6%, or R$126 million, from R$808 million in 2016 to R$682 million in 2017 mainly due to the decrease in the cost of debt, in line with the reduction of the average CDI rate from 14% in 2016 to 10% in 2017.

                Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by R$563 million, from a loss of R$448 million in 2016 to a profit of R$115 million in 2017, mainly due to the increase in gross profit and the reduction of financial expenses, net as described above.
                Cash and Carry Segment

                As of December 31, 2017 and 2016, the Assaí banner represented our cash and carry segment.

                Net operating revenue. Net operating revenue increased by 27.3%, or R$3,953 million, from R$14,487 million in 2016 to R$18,440 million in 2017, mainly due to the 20 store openings in 2017, with 15 store conversions and five organic expansions as well as an 11% increase in same-stores sales.

                Gross profit. Gross profit increased by 35.7%, or R$776 million, from R$2,176 million in 2016 to R$2,952 million in 2017. The increase in gross profit exceeded the increase in net operating revenue. In the same period, our gross margin increased 1.0 percentage points, from 15% in 2016 to 16.0% in 2017 due to recognition of ICMS ST tax credits, the maturing of stores opened in prior periods, mix of sales to individual customers and small businesses and lower retail stock out ratio the maturing of stores opened in prior periods, mix of sales to individual customers and small businesses and lower retail stock out ratio.

                Depreciation and amortization. Depreciation and amortization increased by 33.6%, or R$44 million, from R$131 million in 2016 to R$175 million in 2017, mainly due to the opening of new stores.

                Profit from operations before financial income (expenses) and share of profit of associates. Profit from operations before financial income (expenses) increased by 72.0%, or R$344 million, from R$478 million in 2016 to R$822 million in 2017. This increase was mainly due to the increase of net operating revenue and higher gross profit.

                Financial expenses, net. Financial expenses, net, decreased by 49.5%, or R$47 million, from R$95 million in 2016 to R$48 million in 2017. This decrease was mainly due to the decrease in the cost of debt due to lower average interest rates in 2017.

                Profit/loss before income tax and social contribution. Profit before income tax and social contribution increased by 102.1%, or R$391 million, from R$383 million in 2016 to R$774 million in 2017.

5B.          Liquidity and Capital Resources

                We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and obtained loans from banks and from BNDES.

                In 2018, we continued selling our receivables to financial institutions, credit card companies and credit card merchant acquirers at a discount, without a right to recourse or any related obligation. For further information on the discount on receivables, see note 8.1 to our audited consolidated financial statements included elsewhere in this annual report.

                As of December 31, 2018, we had R$8,080 million in cash and cash equivalents, of which R$4,369 million derived from our continuing operations and R$3,711 million derived from our discontinued operations. We have a policy of maintaining cash and cash equivalents to meet short-term liquidity needs. Historically, we generate a significant portion of our cash during the fourth quarter of the year, and our cash level decreases between the second and third quarter of each year.

                Our main cash needs include:

●        the servicing of our indebtedness; and

●        capital expenditures, including the construction and remodeling of new stores and investments in our infrastructure.

                Our primary sources of liquidity have historically been cash flow from our operating activities.  Net cash provided from (used in) operating activities, including continuing and discontinued operations, was R$2,586 million in 2018, R$1,895 million in 2017 and R$(1,304) million in 2016.  From 2017 to 2018, the increase in net cash provided from operating activities was due to the increase of R$369 million in our net income and the variation in assets and liabilities of R$534 million. From 2016 to 2017, the increase in net cash provided from (used in) operating activities was due to the variation in assets and liabilities that generated a gain of R$2,598 million.  In addition, in 2018, 2017 and 2016, we used net cash provided from (used in) operating activities primarily for investments in the capital expenditures program, totaling R$2,366 million, R$1,713 million and R$1,544 million, respectively.

                Our year-end total cash position increased by 9.9%, or R$729 million, from R$7,351 million as of December 31, 2017 to R$8,080 million as of December 31, 2018.

                Net cash used in investment activities was R$(1,899) million, R$(1,592) million and R$(2,020) million for the years ended December 31, 2018, 2017 and 2016, respectively. In 2018, 2017 and 2016 our net cash used in investment activities related to the purchase of property and equipment and intangible assets. Net cash provided by (used in) financing activities, considering proceeds received and disbursements made, was R$42 million, R$(2,094) million and R$(1,475) million for the years ended December 31, 2018, 2017 and 2016, respectively. From 2017 to 2018, the increase was mainly due to a lower amount of debt payments.Our year-end current and noncurrent borrowings and financing increased by 19.2%, or R$876 million, from R$4,560 million as of December 31, 2017 to R$5,438 million as of December 31, 2018, excluding the liabilities related to assets held for sale, and consisted of:

●        R$4,671 million in real-denominated loans; and

●        R$767 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

From 2016 to 2017, the decrease was mainly due to a higher amount of debt payments as a result of due dates in the year.Our year-end current and noncurrent borrowings and financing decreased by 22.3%, or R$1,309 million, from R$5,869 million as of December 31, 2016 to R$4,560 million as of December 31, 2017, excluding the liabilities related to assets held for sale, and consisted of:

●        R$3,642 million in real-denominated loans; and

●        R$918 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

                Certain suppliers offer us the ability to extend to Via Varejo the same due dates in connection with payables. Given the characteristics of these commercial negotiations between the suppliers and Via Varejo, or Structured Payable Program, we recorded these financial liabilities as credit lines with financial institutions with a cost of 106.3% of CDI in the total amount of R$421 million. We do not consider this amount as part of our total debt and we presented it in “held for sale and discontinued operations.” For further information on this transaction, see note 32.2 to our audited consolidated financial statements included elsewhere in this annual report.

                Our cost of debt was R$390 million in 2018, R$498 million in 2017 and R$705 million in 2016, excluding our discontinued operations.

                We have a treasury policy to manage foreign exchange risk, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represents 16.2% of our total debt as of December 31, 2018. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counter-party that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

                We have credit lines outstanding with financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or FINAME, platform, which are used in the ordinary course of business for the purchase of machinery and equipment financing. Amortizations are in monthly installments after a grace period. BNDES has historically been one of our sources of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment acquisitions. For further information on our lines of credit with BNDES FINAME, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

                On December 17, 2018, our board of directors approved the 4th issuance of commercial promissory notes in a single series for public distribution with restricted efforts in Brazil. We received proceeds equivalent to R$800 million for 800 promissory notes issued. The promissory notes are not guaranteed or secured by any collateral and accrue interest at 105.75% of the average CDI rate, payable on the maturity date.

                We issued a number of non-convertible debentures in recent years, as follows:

                In September 2014, our shareholders approved the 12th issuance and public offering of debentures in Brazil. We received proceeds equivalent to R$900 million for 900,000 non-convertible debentures issued as the first series of the 12th issuance. The debentures accrue interest at 107.0% of the average CDI rate, payable semi-annually. Principal and interest were paid in full in December 2018.

                In December 2016, our shareholders approved the 13th private issuance of 1,012,500 non-convertible debentures in Brazil. We received R$1,013 million for the acquisition of the totality of the debentures from the initial debenture holder, which assigned the securities to Apice Securitizadora S.A. or Apice. Apice acquired the debentures to use as collateral to back the 2nd series of its 1st issuance of Certificates of Agribusiness Receivables, or CRAs. The debentures accrue interest at 97.5% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date, December 20, 2019.

                In April 2017, our shareholders approved the 14th private issuance of 1,080,000 non-convertible debentures in Brazil. We received R$1,080 million for the acquisition of the totality of the debentures from the initial debenture holder, which assigned the securities to Apice. Apice acquired the debentures to use as collateral to back the 7th series of its 1st issuance of CRAs. The debentures accrue interest at 96% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date,April 13, 2020.

                In January 2018, our shareholders approved the 15th issuance and public offering of debentures in Brazil. We received proceeds equivalent to R$800 million for 800,000 non-convertible debentures issued as the first series of the 15th issuance. The debentures accrue interest at 104.75% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date, January 15, 2021.

                In September 2018, our shareholders approved the 16th issuance and public offering of debentures in Brazil. We received proceeds equivalent to R$700 million for 700,000 non-convertible debentures issued as the first series of the 16th issuance and R$500 million for 500,000 non-convertible debentures issued as the second series of the 16th issuance. The first series accrues interest at 106.0% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date, September 10, 2021. The second series accrues interest at 107.4% of the average CDI rate, payable semi-annually. Principal will be paid on the maturity date, September 12, 2022.

                As of December 31, 2018, we had: (i) 1,012,500,000 non-convertible debentures outstanding, totaling R$1,014 million related to the 13th issuance;  (ii) 1,080,000, non-convertible debentures outstanding, totaling R$1,094 million related to the 14th issuance; (iii) 800,000, non-convertible debentures outstanding, totaling R$824 million related to the 15th issuance; (iv) 700,000, non-convertible debentures outstanding, totaling R$714 million related to the first series of the 16th issuance; and (v) 500,000, non-convertible debentures outstanding, totaling R$510 million related to the second series of the 16th issuance. Our debentures include certain restrictive covenants, such as net debt (defined as debt less cash and cash equivalents and trade receivables) not to exceed equity and a consolidated net debt-to-EBITDA ratio equal to or less than 3.25.

                We are required to comply with certain debt covenants. The financial ratios are calculated based on our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. The ratios are (i) net debt (defined as debt minus cash and cash equivalents and trade accounts receivable) not greater than equity; and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. During 2018, we complied with the covenants under our debt instruments.

                For further information on our non-convertible debentures, see note 17.4 to our audited consolidated financial statements included elsewhere in this annual report.

Borrowings in foreign currencies

                As of December 31, 2018, we had borrowings in foreign currencies (U.S. dollars) to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. The latest scheduled maturity is September 2020.

5C.          Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

5D.          Trend Information

Despite having reached low levels during the first semester of 2016, consumer confidence, as measured by FGV, continuously increased in Brazil throughout 2017 and ended 2018 with a total increase of 17%, mainly driven by the political and legislative changes in the country (especially labor reform). For more information, see “Item 3D. Risk Factors—Risks Relating to Brazil—Ongoing political instability may adversely affect our business, results of operations and the trading price of the ADSs and our preferred shares.”

Nonetheless, during the latest economic crisis, households modified their consumption habits by seeking stores with cheaper prices, choosing heavily discounted items and building up stock at home by buying bulk or multi-pack products. Consumers became more careful, choosing products with an attractive cost-benefit trade off and avoiding superfluous items. These modifications in consumer habits led to a significant shift from the traditional retail to the cash and carry segment, which has been the preferred purchasing channel for Brazilian households since 2016.

We believe that the Company is well prepared to face the challenges of 2019. The commercial strategies of our hypermarkets, supermarkets and cash and carry segments have been constantly monitored throughout 2018 and led the Company to gain market share in both the Multivarejo and Assaí banners.  The value proposal of our banners is being redefined to address new consumption habits while enhancing profitability.

We have converted a number of our stores in order to adapt them to attend new consumer trends and plan to continue to do so in 2019. We have also implemented a strong digital transformation plan, which helped us develop a closer relationship with suppliers, while improving our customers’ shopping experience and keeping us ahead of innovative solutions that will drive the retail business in the future.  For more information on our digital transformation, see “Item 4A. History and Development of the Company — Recent Changes in our Business—Digital Transformation.” We will continue promoting the values that make GPA competitive, combining respect for local culture and corporate innovation by offering products and services that meet our customers’ needs and attend our stakeholders’ demands.  We will continue promoting social development and diversity, practicing responsible management and delivering consistent results.

                We believe that all of these actions, combined to maintain a disciplined approach to investments and cost and cash management, will ensure sustainable growth while creating value for our shareholders.  In 2019, we are confident that the Company is fully prepared to take advantage of the opportunities that the Brazilian economy’s recovery is expected to provide.  In the meanwhile, and in order to respond to the evolving behavior of our customers, we will continue to invest in compatible store formats to attend the needs of the customers.

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

5F.          Tabular Disclosure of Contractual Obligations

                The following table summarizes significant contractual obligations and commitments as of December 31, 2018:

	Payment Due by Period
Contractual Obligations(1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Long-term debt:
Principal	1,121	852	200	43	26
Accrued interest as of 12/31/18	19	18	1	-	-
Projected interest(2)	104	50	25	4	25
Total long-term debt	1,244	920	226	47	51
Debentures:
Principal	4,083	1,005	2,578	500	-
Accrued interest as of 12/31/18	63	63	-	-	-
Projected interest(2)	599	215	335	49	-
Total debentures	4,745	1,283	2,913	549	-
Taxes, other than on income	842	370	203	162	107
Financial leasing:
Present value	152	35	83	9	25
Projected interest(2)	172	14	20	17	121
Total financial leasing	324	49	103	26	146
Total contractual obligations	7,155	2,622	3,445	784	304

(1)   For additional information, see notes 17, 18, 19 and 22 to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Future interest includes estimated interest to be incurred from December 31, 2018, through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2018, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

5G.         Safe Harbor

See “See “Forward-Looking Statements” on page 6 of this annual report.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

Board of Directors

                The following table sets forth the name and year of election of each of our board members as of the date of this report. A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Daniel Charles Walter Joachim Strasser	Co Vice-Chairman	2010(2)	July 6, 1969
Ronaldo Iabrudi dos Santos Pereira	Co Vice-Chairman	2016(3)	May 14, 1955
Carlos Mario Giraldo Moreno	Director	2015	September 21, 1960
José Gabriel Loaiza Herrera	Director	2015	March 19, 1975
Manfred Heinrich Gartz Moises	Director	2017	September 20, 1978

Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Luiz Nelson Guedes de Carvalho	Director (Independent)	2017	November 18, 1945

(1)   Mr. Jean-Charles Henri Naouri has been a member of the board since 2005 and the chairman since 2013.

(2)   Mr. Arnaud Daniel Charles Walter Joachim Strasser has been a member of the board since 2010 and co vice-chairman since 2018.

(3)   Ronaldo Iabrudi dos Santos Pereira has been a member of the board since 2016 and co vice-chairman since 2018.

                Mr. Jean-Charles Henri Naouri has been the chairman of our board of directors since 2013. He has also been a member of our board of directors, the chairman and chief executive officer of the Casino Group and president of the Casino Group’s parent company, Euris S.A.S., or Euris, since 2002. He also serves as chairman of the board of directors of Rallye S.A., or Rallye, chairman of the Euris Foundation, vice-chairman of the Casino Group Corporate Foundation and member of the board of directors of F. Marc de Lacharrière (Fimalac) S.A. He has served as chairman and chief executive officer of Casino Finance until 2017, chairman of the board of directors of CNova N.V. until 2015, chairman of the board of directors of Wilkes Participações until 2015, chief executive officer of Rallye until 2013, and as chairman, chief executive officer, and chairman of the supervisory board of Monoprix S.A. until 2013 and member of the supervisory board of Monoprix S.A. until 2014. In 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France. Mr. Naouri is an Inspecteur des Finances (Finance Inspector) for the French government. Mr. Naouri holds degrees from École Normale Supérieure and École Nationale d’Administration, a Ph.D. in mathematics, and has studied at Harvard University.

                Mr. Arnaud Daniel Charles Walter Joachim Strasser has been co vice-chairman of our board of directors since 2018 and a member of our board of directors since 2010. Prior to serving as co vice-chairman, he was the vice-chairman of our board of directors from 2012 to 2018. He has also been a member of the board of directors of Cnova since 2014 and of Via Varejo, where he has served since 2013 as vice-chairman, and since 2012 as a board member. Mr. Strasser also served as a member of the board of directors of the Big C Supercenter plc. He has worked for the Casino Group since 2007, where he currently serves as corporate development and holdings officer. Until 2009, he was an advisor to the chairman for international development of the Casino Group. Mr. Strasser also worked as mission head in the Cabinet of the Prime Minister of France in 2005 and as special advisor in the Cabinet of the French Minister of Companies and Trade, from 2005 to 2007. Mr. Strasser holds a bachelor’s degree from École Nationale d’Administration and master’s degrees from École des Hautes Études Commerciales and Institut d’Études Politiques de Paris.

                Mr. Ronaldo Iabrudi has been the co-vice chairman of our board of directors since April 27, 2018 and has been a member of our board of directors since 2016. He is also chairman of the board of directors of Via Varejo and vice chairman of the board of directors of CNova. From January 2014 to April 2018, Mr. Iabrudi served as our chief executive officer. Previously, he was the chairman of the boards of directors of Lupatech, Contax and Telemar, and a member of the board of directors of Estácio, Magnesita Refratários S.A., or Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was also chief executive officer of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Grupo Telemar, where he held several posts, including chief executive officer of Oi/Telemar and Contax. From 1997 to 1999, Mr. Iabrudi was chief executive officer of FCA (Ferrovia Centro-Atlântica) and from 1984 to 1997, he was chief financial and administrative officer and chief human resources officer at the Gerdau group. Mr. Iabrudi earned a degree in psychology from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Panthéon Sorbonne and a master’s degree in change management from Université Paris Dauphine.

                Mr. Carlos Mario Giraldo Moreno has been a member of our board of directors since 2015. He is also the chief executive officer of Éxito and a member of Casino’s executive committee. Mr. Giraldo joined Grupo Éxito in 2007 as chief operational officer and has been Éxito’s chief executive officer since March 2013. Prior to joining Éxito, Mr. Giraldo was, from 1997 to 2005, the president of Industrias Alimenticias Noel S.A., a large Colombian cookies and processed meats company, and from 2005 to 2007, president of Compañía de Galletas Noel S.A. and executive vice-president of Grupo Nutresa, a large Colombian food company. Mr. Giraldo has a law degree from the Universidad de Medellín and a master’s degree in law from Tulane University. He has also attended management programs at the Kellogg School of Management and Stanford University, and a strategic planning management program in retail at Babson College. He is a member of the boards of directors of the Consumer Goods Forum, the Coca-Cola Retailing Research Council for Latin America, which he chaired in 2013 and 2014, Copa Airlines and Interconección Electríca S.A. ISA in Colombia. In 2003, he was appointed chairman of the board of directors of the National Association of Business, Colombia’s principal trade association.

                Mr. José Gabriel Loaiza Herrera has been a member of our board of directors since 2015. He is also the international business vice-president of Éxito. Mr. Loaiza was the commercial and supply chain vice-president of Éxito since 2011. Previously, he held the positions of corporate officer of leisure, electronics and appliances from 2010 to 2011, financial planning advisor from 2008 to 2010 and investor relations officer from 2006 to 2008. Mr. Loaiza earned a bachelor’s degree in business administration from the Universidad Nacional de Colombia and an MBA from Texas A&M University.

                Mr. Manfred Heinrich Gartz Moises is the chief financial officer of Éxito. He began his professional career at Grupo Bancolombia in 2005, where he undertook a wide range of responsibilities in project planning, strategy and strategic management. Afterwards, he held various positions in the office of the vice president of corporate finance, leading projects for mergers, acquisitions and structured financing in Latin America. His most recent role within this institution was as vice president of mergers and acquisitions and investment banking. He is a production engineer with an MBA in finance from EAFIT University in Medellin, Colombia, as well as a master’s of science degree in finance from Boston College.

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

                Mr. Luiz Nelson Guedes de Carvalho has been the coordinating member of our audit committee since 2014, as the accounting and finance specialist, and an independent member of our board of directors since 2017. He teaches in the category of “Senior Professor” at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade), or “FEA”, of the Universidade de São Paulo. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or “CPC” (the Brazilian Accounting Standards entity), and he was a representative of the CPC in the Emerging Economies Group of IASB. He is the former chairman of the Board of Directors of Petrobrás, from September 2015 to December 2018. He is also member of the board of directors and was chair of the audit committee, until March 2018, as the accounting and finance specialist of B3 S.A. (formerly BM&FBOVESPA), the self-listed Brazilian Futures and Stock Exchange. At B3 S. A. he is also an independent member of its sustainability committee. Mr. Carvalho is a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis), or “Abracicon,” and chairs the fiscal council (conselho fiscal) of Fundação Amazonas Sustentável – FAS, an NGO aiming to protect the Amazon rainforest. He is also a trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras FIPECAFI, a not-for-profit academic research organization. He also is a co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a litigation expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of  UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation Committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos), or “FEBRABAN”; member of the board of directors of the NGO FAS,  where he currently chairs the fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the US FASB and the IASB in 2008; the first independent chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the consultative and advisory group of the International Federation of Accountants (Federação Internacional de Contadores – IFAC); vice-director of the Interamerican Accounting Association; member of the board of directors of (a) Banco Nossa Caixa S.A., (b) Caixa Econômica Federal, (c) Banco Bilbao Vizcaya Argentaria Brasil – BBVA, (d) Banco de Crédito Real de Minas Gerais, (e) Grupo ORSA (pulp and paper), (f) Companhia Müller de Bebidas, (g) Vicunha Têxtil S.A., and (h) Banco Fibra S.A.; he was a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes IAFEI for Central and South Americas and head of banking supervision at the board of directors of the Central Bank and a commissioner at the CVM. Mr. Carvalho holds bachelor’s degrees in economics from FEA and in accounting from Faculdade São Judas Tadeu and master’s and PhD degrees in accounting and controllership from FEA USP.

Executive Officers

                The following table sets forth the name, position and year of election of each of our executive officers as of the date hereof. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Peter Paul Lourenço Estermann	Chief Executive Officer	2018	July 27, 1957
Christophe José Hidalgo	Chief Financial Officer	2012	October 25, 1967
Antonio Salvador	Vice-President of Human Resources Management	2013	June 13, 1967
Belmiro de Figueiredo Gomes	Officer of Cash and Carry Business	2012	August 11, 1971
Daniela Sabbag	Investor Relations Officer	2013	April 10, 1975

                Mr. Peter Paul Lorenço Estermann has served as the chief executive officer of our Company and of the parent company Via Varejo since 2018. Mr. Estermann had previously been our Vice President of Infrastructure and Strategic Development from June 2014 to October 2015. He has built his career in different business segments, both in industry, services and retail in large companies, leaders in their sectors. Mr. Estermann was Vice President and Chief Operating Officer at TENCO Shopping Centers in 2014, Global Operations Executive Director at Magnesita from 2012 to 2013 and General Executive Director at LWB Refractories - Germany, a wholly-owned subsidiary of Magnesita for Europe-based operations in Germany, from 2008 to 2011. He also served as Chief Operating Officer for Medial Saúde, one of the largest health care providers in Brazil, from 2006 to 2007, where helped prepare the company for an initial public offering on the Novo Mercado segment of the Bovespa (now B3). He was also Executive Director of Organizational Development, from 2005 to 2006, and President - North and Northeast, from 2001 to 2004, at Telemar Norte Leste S.A. He also served as Chief Operating Officer and Vice President at Satipel Minas Industrial Ltda. from 1999 to 2001. He also served as General Director of Tecflor Ind. S.A., from 1997 to 1998, and General Director of the Forestry Division,  from 1996 to 1997. He also served as Operations Officer at the Petropar Group, from 1989 to 1995, as Operations Director at the Brasilândia S.A. Distillery, from 1987 to 1988, and as General Director at Agropecuária Mogno S.A., from 1981 to 1986.  Mr. Estermann has served as a member of the board of directors of Tecflor Industrial S.A., from 1997 to 1998, Planalto Transportes Ltda., from 2007 to 2008, and Odontosystem Ltda., in 2008. He also served as the Chairman of the board of directors at Sinterco SA, from 2008 to 2013.

                Mr. Christophe José Hidalgo has served as our chief financial officer since 2012. He has also been our corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

                Mr. Antonio Salvador has served as our vice-president of human resources since 2013 and, since 2018, has served as our chief digital officer. Previously, he served as vice-president of human resources for Hewlett-Packard in Brazil from 2010 to 2013, human resources executive director at PricewaterhouseCoopers Brazil from 2007 to 2010, associate partner at IBM Global Business Services from 2003 to 2007, executive director at Promon Tecnologia from 2001 to 2003, senior manager at PricewaterhouseCoopers Brazil from 1997 to 2001 and corporate university manager at Brahma from 1994 to 1997. In 2011 and 2012, Mr. Salvador received the “HR Professional of the Year” award for the technology industry from Voce S.A. Mr. Salvador holds a bachelor’s degree in social communication from Universidade Gama Filho and an executive MBA from Fundação Cândido Mendes. He has also completed programs in business administration at Fundação Getulio Vargas, INSEAD and Harvard Business School.

                Mr. Belmiro de Figueiredo Gomes has been our officer of cash and carry business since 2012. Mr. Gomes joined us in 2010. He has also served as a commercial executive officer and also worked in several areas of Atacadão for 22 years. In 2007, he coordinated the purchase of Atacadão by Carrefour.

                Ms. Daniela Sabbag has been GPA’s investor relations officer and executive officer since 2013. She joined GPA in 2002, having served as investor relations officer from 2006 to 2010, and strategic planning, M&A and new business officer, besides serving on GPA’s finance team. She has also worked in Deutsche Bank and the Jeronimo Martins Group. She received a degree in business administration from Fundação Getulio Vargas, completed a postgraduate degree in capital markets at the Universidade de São Paulo and obtained a MBA degree at Fundação Getulio Vargas.

6B.          Compensation

                For the year ended December 31, 2018, the aggregate compensation expense for the directors, executive officers and members of the committees of CBD was R$99.5 million, of which R$62 million was paid in cash. The executive officers receive a package of benefits in line with market practices, including health and dental insurance, biennial medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. According to the CVM, listed companies are required to publicly disclose the lowest, highest and average compensation paid to executive officers. In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees and engaged the financial institution, Brasilprev Seguros e Previdência S.A., for management purposes. The Company provides monthly contributions on behalf of its employees based on services rendered to the Company. Contributions made by the Company in the year ended December 31, 2018, amounted to R$2.1 million and employees’ contributions amounted to R$3.5 million with 643 participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2017, 2018 and 2019 (Expected)

                The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2017:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	16.08	6.75	2.00	24.83
Number of compensated members	15.08	6.75	2.00	23.83
Fixed annual compensation	5,797,408	26,434,798	456,000	32,688,206
Benefits	-	4,973,165	-	4,973,165
Variable compensation
Profit sharing	-	26,813,554	-	26,813,554
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	5,286,959	-	5,286,959
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	24,405,000	-	24,405,000
Total compensation	5,797,408	87,913,478	456,000	94,166,886

                The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2018:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.33	5.42	1.00	19.75
Number of compensated members	12.33	5.42	1.00	18.75
Fixed annual compensation	9,376,179	37,267,214	228,000.00	46,871,393
Benefits	1,640,961	2,315,308	-	3,956,269
Variable compensation
Profit sharing	-	15,082,579	-	15,082,579
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,239,187	3,112,563	-	4,351,750
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	29,267,000	-	29,267,000
Total compensation	12,256,327	87,044,666	228,000.00	99,528,993

                The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2019:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.00	6.00	3.00	22.00
Number of compensated members	12.00	6.00	3.00	21.00
Fixed annual compensation	11,611,102.16	28,572,735.87	684,000.00	40,867,838.03
Benefits	3,244,373.82	1,596,763.82	-	4,841,137.63
Variable compensation
Profit sharing	-	13,376,392.27	-	13,376,392.27
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	3,458,395.35	2,740,573.68	136,800.00	6,335,769.03
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	2,435,558.00	17,754,085.00	-	20,189,643.00
Total compensation	20,749,429.33	64,040,550.64	820,800.00	85,610,779.96

Variable Compensation for 2017, 2018 and 2019

Below we present the variable compensation of our executive officers paid in 2017 and 2018 and expected to be paid in 2019.

2017	Executive officers
(In R$, when applicable)
Number of members	6.75
Number of compensated members	6.75
Profit sharing
Minimum expected amount	0
Maximum expected amount	45,670,882
Expected amount – goals achieved	22,835,441
Amount actually recognized	26,813,555

2018	Executive officers
(In R$, when applicable)
Number of members	5.42
Number of compensated members	5.42
Profit sharing
Minimum expected amount	0
Maximum expected amount	29,976,392
Expected amount – goals achieved	14,988,196
Amount actually recognized	15,082,580

2019 (Expected)	Executive officers
(In R$, when applicable)
Number of members	6.00
Number of compensated members	6.00
Profit sharing
Minimum expected amount	0
Maximum expected amount	26,752,785
Expected amount – goals achieved	13,376,392

Employee Stock Option Plans

                At an extraordinary general shareholders’ meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a new stock option plan, or our New Stock Option Plan; and (ii) create a compensation plan for employees based on stock options, or our Compensation Plan. Both of our New Stock Option Plan and our Compensation Plan grant options to purchase our preferred shares only, and members of our board of directors can be eligible to participate. The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at the annual and special shareholders’ meeting held on April 24, 2015 and April 25, 2019, respectively.

General Terms and Conditions

New Stock Option Plan

                Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our New Stock Option Plan is designated with a serial number beginning with the letter “C.” As of December 31, 2018, the outstanding series of stock options under our New Stock Option Plan were Series C3, C4 and C5.

                Our employees and executive managers, as well as the employees and executive managers of our subsidiaries, who are considered “key executives”  are eligible to participate in our New Stock Option Plan, subject to the approval of the human resources and compensation committee. Participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

                Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2018, the outstanding series of stock options under our Compensation Plan were Series B3, B4 and B5.

                Our employees and executives managers, as well as the employees and executive managers of our subsidiaries, who are considered “key executives” are eligible to participate in our Compensation Plan, subject to the approval of the human resources and compensation committee. Participation in our Compensation Plan is independent of other forms of compensation, such as wages and benefits.

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

Maximum Number of Shares and Options

                The total aggregate number of options that may be granted under each of our New Stock Option Plan and our Compensation Plan must not exceed 2% of the total number of preferred shares issued by our Company, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

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

Vesting

                In general, the stock options granted under the New Stock Option Plan will vest beginning in the 36th month following the granting of the stock options.

                The options granted under the Stock Option Plans may be exercised in whole or in part.

Restrictions on Transferring Shares

                Under the New Stock Option Plan, for a period of 180 days from the date of delivery to the participant of the shares underlying the options, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of such shares. There is no such transfer restriction for the Compensation Plan.

Outstanding Stock Options

                Below are the outstanding stock options for the members of our senior management, as of December 31, 2018.

Number of members that benefit from the stock option plan:

In relation to each option grant:	Series B3	Series C3	Series B4	Series C4	Series B5	Series C5
Grant date	05/30/2016	05/30/2016	05/31/2017	05/31/2017	05/31/2018	05/31/2018
Number of options granted (in number of shares)	356,760	356,760	238,581	238,581	276,664	276,664
Deadline for the options to become exercisable	05/30/2019	05/30/2019	05/31/2020	05/31/2020	05/31/2021	05/31/2021
Deadline for the exercise of the options	11/30/2019	11/30/2019	11/30/2020	11/30/2020	11/30/2021	11/30/2021
Period of restriction to the transfer of the shares	N/A	180 days	N/A	180 days	N/A	180 days
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	37.21	0.01	56.78	0.01	62.61
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	N/A	0.01	N/A	0.01	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	40.44	16.98	68.9	30.74	78.52	35,66
Potential dilution in case of exercise of the options	0.01	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered

                In 2018, 120,583 stock options were exercised by certain members of our senior management and 87,422 shares were delivered to certain members of our senior management.

                We recognized share-based payment expenses of R$29,267 million, R$24,405 million and R$22,545 million in our consolidated financial statements in 2018, 2017 and 2016, respectively. These amounts included the amounts related to accelerated vesting of certain stock options.

Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

                Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2016

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council(3)
Number of members	14.58	6.83	-
Number of compensated members	13.58	6.83	-
Highest compensation (R$)(1)	955,715	34,500,800	-
Lowest compensation (R$)(2)	27,084	1,158,363	-
Average compensation	524,914	10,295,810	-

(1)     The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.

(2)     The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months in the year.

(3)     In 2016, we did not install the fiscal council.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2017

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Number of members	16.08	6.75	2.00
Number of compensated members	15.08	6.75	2.00
Highest compensation (R$)(1)	617,700	49,727,847	152,000
Lowest compensation (R$)(2)	180,000	1,552,035	152,000
Average compensation	384,444	13,024,219	228,000

(1)     The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.

(2)     The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Number of members	13.33	5.42	1.00
Number of compensated members	12.33	5.42	1.00
Highest compensation (R$)(1)	6,380,144	29,525,905	76,000
Lowest compensation (R$)(2)	92,400	1,587,723	76,000
Average compensation	893,282	15,112,012	228,000

(1)     The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.

(2)     The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Insurance

                We maintain officers’ and directors’ liability insurance with a certain limit covering all of our managers against damages attributed to them in the good faith exercise of their functions. The policy is automatically extended to the management of our subsidiaries.

6C.          Board Practices

                According to our by-laws and the internal regulation of the board of directors, our board of directors consists of at least three and up to 12 members. The directors meet ordinarily at least six times a year, to review the financial and other results of the Company, as well as follow-up on the annual operating and strategic plan, and extraordinarily whenever required. The members of our board of directors are appointed at general shareholders’ meetings for a term of office of two years, re-election being permitted. The board of directors’ responsibilities include leading the corporate governance process, electing our executive officers and members of our committees and supervising our management, among others.

                Currently, our board of directors consists of  nine members elected by our shareholders, three of whom are independent. The term of office of all of our directors will expire in April 2020. We are managed by our board of directors and by our board of executive officers. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

                Our board of executive officers is composed of at least two and up to 14 members. The general responsibilities of our executive officers are determined pursuant to our by-laws and their specific duties and titles are set by our board of directors. As of December 31, 2018, our board of executive officers was composed of five members.

                The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors. An annual shareholders’ meeting is scheduled to take place on April 25, 2019.

                Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On April  27, 2018, our directors elected our current executive officers. The current term of all executive officers expires on the first meeting of the board of directors to be held after the annual shareholders’ general meetings that will approve the financial statements related to the fiscal year of 2019, to take place in April 2020.

Committees of the Board of Directors

                As of the date of this annual report, we have the following four advisory committees: (i) audit committee; (ii) human resources and compensation committee; (iii) financial committee; and (iv) corporate governance and sustainability committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee are appointed by our board of directors and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

                We do not expect any changes in the composition of our board of directors, board of officers, board of directors’ committees and of the statutory audit committee in 2019.

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

                Our audit committee has the following duties: (a) suggesting amendments to its internal regulation, submitting them to the board of directors for consideration; (b) advising the board of directors on the appointment of external auditors, as well as external auditor replacements; (c) analyzing the management’s report, financial statements, quarterly financial statements and other interim financial statements that may be prepared by the Company, and submitting recommendations to the board of directors as it deems necessary; (d) evaluating the effectiveness and adequacy of our internal control structure and of our internal and external audit procedures, presenting recommendations it deems necessary to improve policies, practices and procedures; (e) advising on the management’s proposals to be submitted to the shareholders’ meeting regarding changes in the capital stock, issue of debentures or subscription warrants, capital budgets, distribution of dividends, transformation, merger or split-up; (f) assessing and monitoring the Company’s risk exposure under the board of directors’ guidelines and reporting to the board of directors accordingly; (g) monitoring compliance with its recommendations and/or explanations for its findings; (h) monitoring compliance of the board of executive officers with the recommendations made by the external and internal auditors, as well as reporting to the board of directors any possible conflicts between internal auditors, external auditors, and/or the Company’s officers; (i) meeting with the various committees, the board of directors, officers and management representatives to discuss policies, practices and procedures within their corresponding areas of responsibility; (j) preparing an annual report to accompany the financial statements; (k) reviewing and monitoring the adequacy of the Company to Law No. 12,846, as of August 1, 2013, and its regulations; (l) assessing and monitoring the mechanisms of control and verifying the Company’s compliance with Law No. 12,846, as of August 1, 2013, and its regulations; and (m) advising on any other matters that the board of directors may submit to it, as well as those that this Committee may deem relevant.

                We have a Related Party Transactions Policy which requires that such transactions be conducted at arm’s length and in the interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Our statutory audit committee is also responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed.

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

                Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board; (ii) its members not be elected by management; (iii) no executive officer be a member of the body; and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.

                As a foreign private issuer, we chose to rely on this exemption under Exchange Act Rule 10A-3(c)(3) and we believe that our statutory audit committee complies with the aforementioned exemption requirements.

                Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external independent auditors and does not provide the board of directors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our statutory audit committee cannot fulfill these functions. Therefore, our statutory audit committee may only make recommendations to the board of directors with respect to these matters.

                The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho	Independent Member	2014	July 26, 1957
Gisélia da Silva	Independent Member	2018	December 30, 1961
Luiz Nelson Guedes de Carvalho	Coordinator and Independent Member(1)	2014	November 18, 1945
Renan Bergmann	Independent Member	2018	February 16, 1954

(1)     Member of Board of Directors.

(2)   The role of the coordinator of the statutory audit committee is provided for in CVM Instruction No. 509, of November 16, 2011. His responsibilities are to chair the meetings, represent the committee to our administrative bodies and enforce the provisions of the internal regulation.

                Mr. Eleazar de Carvalho Filho. Please see “Item 6A. Directors Senior Management—Board of Directors” for Mr. Carvalho’s biography.

                Ms. Gisélia da Silva is a founding partner of Evolure, a consulting firm specialized in the development and improvement of integrity culture and corporate governance models. She is a lawyer, who specializes in business law and capital markets. She holds a law degree from the Pontíficia Universidade Católica in the state of Rio Grande do Sul (PUC-RS), an MBA in marketing from the Escola Superior de Propaganda e Marketing in the state of São Paulo (ESPM-SP), an L.L.M. degree in corporate law from Insper and Post-MBAs in counselors of administration from both Saint Paul Business School and Columbia University. She worked for more than 18 years for the CPFL Energia group, having held the positions of Institutional Relations Advisor, Legal and Corporate Manager and Advisor of Corporate Governance. She is the Coordinator of the Governance Secretariat Committee and a member of the IBGC Juridical Committee, as well as an independent member of the Management Committee of the Integrated Rating of Sports Entities.

                Mr. Luiz Nelson Guedes de Carvalho. Please see “Item 6A. Directors Senior Management—Board of Directors” for Mr. Carvalho’s biography.

                Mr. Renan Bergmann holds a bachelor's degree in chemical engineering from the Federal University of Rio Grande do Sul and a master’s degree in nuclear chemical engineering from the Federal University of Rio de Janeiro (COPPE). He completed the Executive Program at the John E. Anderson Graduate School of Management and the Executive Program “Making Corporate Boards More Effective” at Harvard Business School. He is a member of the Board of Directors of Fogo de Chão and Ranpak -Columbus - Ohio - USA and is a senior advisor to the Rhone Group. He was a member of the Board of Directors of SLC Participações, FCC Campo Bom - RS, CCRR, Terphane Holdings LLC-Delaware, Almatis B.V. and UTEX - Houston TX. He was an also an advisor to the New Globe.

Human Resources and Compensation Committee

                The human resources and compensation committee holds meetings at least once every three months and has the following duties: (a) suggesting amendments to its internal regulation and submitting them for the board of directors’ consideration; (b) advising on the Company’s organizational structure model, to be submitted for the board of directors’ consideration; (c) evaluating and recommending management and professional development policies to the board of directors, as well as guidelines for attracting and retaining talent; (d) identifying, both in the Company and in its subsidiaries, potential future leaders and accompanying their career development; (e) reviewing and discussing recruitment and hiring methods adopted by the Company and its subsidiaries, comparing such methods to those employed by similar Brazilian companies; (f) examining candidates for the board of directors and special committees, including external members, based on professional experience, technical qualifications, and economic, social and cultural representativeness; (g) advising the board of directors on the candidates to be selected by the board of directors for the position of the Company’s chief executive officer, as well as the candidates; (h) reviewing and discussing the remuneration policy as it applies to the Company’s management, advising the board of directors on the criteria for remuneration, benefits and other programs, including stock option plans; (i) periodically reporting to the board of directors on the applicability and effectiveness of remuneration policies adopted by the Company, in order to assess the effectiveness of these policies in rewarding performance and disciplining non-satisfactory performance, according to metrics aligned with the Company’s objectives, including attracting and retaining talent; (j) advising on criteria for the annual performance evaluation of the Company’s officers, comparing such criteria to that employed by similar Brazilian companies, as well as supporting the board of directors in the evaluation process, expressing its recommendations to the individual assessments of the Company’s board of directors; and (k) performing other duties as may be specified by the board of directors. Our human resources and compensation committee is composed of Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Carlos Mario Diez Gomes, Luiz Augusto de Castro Neves and Ronaldo Iabrudi dos Santos Pereira.

Financial Committee

                The financial committee holds meetings at least once every three months and has the following duties: (a) suggesting amendments to its internal regulation, submitting them for the board of directors’ consideration; (b) recommending and monitoring the adoption of the best economic and financial standards and the process of implementation and maintenance of such standards by the Company, suggesting changes, updates and improvements thereto to the board of directors; (c) analyzing and reviewing the Company’s budget, as well as monitoring the implementation and enforcement thereof; (d) analyzing and reviewing the economic and financial feasibility of the Company’s investment plans and programs, as well as monitoring the implementation thereof; (e) analyzing, reviewing, and recommending measures and actions for the negotiations of any merger and acquisition, or any other similar transaction involving the Company or any of its controlled companies; (f) monitoring any of the operations and negotiations mentioned in item (e); (g) analyzing and reviewing economic and financial indicators and the Company’s cash flow and debt policy, for the purpose of suggesting changes whenever necessary; (h) monitoring the Company’s average capital structure cost and suggesting modifications thereto, whenever necessary, as well as evaluating and discussing new funding alternatives for the Company; (i) reviewing and recommending opportunities regarding financing transactions that may improve the Company’s capital structure, as well as analyzing and discussing our working capital needs and its impact on the Company’s capital structure; (j) assisting both our board of directors and board of executive officers in analyzing Brazilian and world economic trends and scenarios and their potential effects on the Company’s financial position, evaluating opportunities and risks and defining strategies to be adopted by the Company with respect to its financial policy; (k) monitoring the trading patterns of the Company’s securities in both the Brazilian and U.S. markets, as well as the opinions of top investment analysts, recommending measures to maintain a healthy and liquid secondary market; and (l) performing other duties as may be specified by the board of directors. Our financial committee is currently composed of Eleazar de Carvalho Filho, Arnaud Daniel Charles Walter Joachim Strasser, José Gabriel Loaiza Herrera and Luiz Nelson Guedes de Carvalho.

Corporate Governance and Sustainability Committee

                The corporate governance and sustainability committee, created on April 27, 2018, is a result of the unification of the former sustainable development committee and corporate governance committee with the intent to provide a systemic management focus on the perpetuity of good corporate governance and sustainability practices. This committee is responsible for guiding and ensuring the adoption of the best corporate governance practices by the Company, monitoring compliance with the requirements of Brazilian Corporate Law, capital markets law and securities market oversight bodies to which the Company is subject, guiding our strategy and business in terms of sustainability issues, and promoting discussions on sustainable development policies and initiatives at the level of leadership and of the board of directors. In addition, this committee monitors macroeconomic indicators in order to promote sustainable development by evaluating critical policies and high impact and sustainable practices, based on economic, environmental and social factors. Our corporate governance and sustainability committee is currently composed of Luiz Augusto Castro Neves (president), Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Helio Mattar (external member) and Ronaldo Iabrudi dos Santos Pereira.

Fiscal Council

According to Brazilian corporate law, the adoption of a fiscal council is voluntary and it may be on a permanent or temporary basis.  On October 18, 2012, our shareholders approved an amendment to our bylaws to grant temporary status to our fiscal council.  Under Brazilian corporate law, the fiscal council is an independent body from management and the board of directors, elected by shareholders annually to supervise the activities of board of directors, management and independent auditors.  The responsibilities of the fiscal council are set by Brazilian corporate law and encompass the oversight of management’s compliance with the laws and bylaws, the issuance of a report included in the annual and quarterly financial reports and certain matters submitted for shareholders’ approval and the calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings.

Under Brazilian corporate law, the fiscal council may not contain individuals who are members of the board of directors or management, or who are our employees or employees of a controlled company or of a company within our corporate group, or a spouse or relative of any member of our management.  In addition, Brazilian corporate law requires that fiscal council members receive compensation of at least 10% of the average amount paid to each executive officer, not including profit sharing and other benefits.  Brazilian corporate law requires a fiscal council to be composed of at least three and up to five members and their respective alternates.

Our fiscal council for the 2018 fiscal year was not installed at our annual shareholders’ meeting held on April 27, 2018, because a sufficient number of candidates were not nominated for seats. Under Brazilian corporate law, minority shareholders have the right to elect separately one member of the fiscal council.  However, our controlling shareholder has the right to elect the majority of the members of the fiscal council.

6D.          Employees

                As of December 31, 2018, we had 94,119 employees (calculated on a full-time employee equivalent basis), all located in Brazil. In 2018, over 30% of leadership positions were occupied by women and we experienced a 21% increase in the percentage of persons with disabilities on our team, when compared to 2017. Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, including a retention program for key management. See, “Item 3D. Risk Factors—Risks Relating to our Industry and Us—We may be unable to attract or retain key personnel.” Our management believes that our relations with our employees and their unions are good. The following table sets forth the number of our employees as of December 31, 2018, 2017 and 2016:

	As of December 31,(1)
	2018	2017	2016
Operational	90,704	87,544	90,385
Administrative	3,415	3,561	3,273
Total	94,119	91,106	93,658

(1)   Based on the average of the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continuing operations share ownership.

6E.          Share Ownership

As of December 31, 2018, members of our board of executive officers directly owned an aggregate amount of 50,266 preferred shares while the members of our board of directors directly held an aggregate amount of 501,024 preferred shares.  None of the members of our board of directors and our board of executive officers, on an individual basis and as a group, own directly any of our common stock.  For further information on direct and indirect share ownership of our board members, see “Item 7A. Major Shareholders.” As of December 31, 2018, our management and some of our employees also owned options to purchase an aggregate amount of 2,754,208 preferred shares at a per-share weighted average purchase price of R$26.04. None of the members of our management and our employees hold any options to purchase our common shares.  See “Item 6B. Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2019, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.  We have also included in the table the number of preferred shares held by each such person and by our directors and officers as a group.

Shareholder	Common Shares		Preferred Shares		Total Shares
	Number	%	Number	%	Number	%
Wilkes Participações S.A.(1)	94,019,178	94.32	-	-	94,019,178	35.23
Almacenes Éxito S.A.(1)	1	0.00	-	-	1	0.00
Segisor S.A.S.(1)	5,600,050	5.62	-	-	5,600,050	2.10
Casino(1)	1	0.00	-	-	1	0.00
King LLC(1)	-	-	852,000	0.51	852,000	0.32
Geant International B.V.(1)	-	-	9,423,742	5.64	9,423,742	3.53
Helicco Participações Ltda.(1)	-	-	581,600	0.35	581,600	0.22
Carmignac Gestion	-	-	13,374,888	7.99	13,374,888	5.01
Jean-Charles Naouri	-	-	1	0.00	1	0.00
Directors and Officers(2)	-	-	540,778	0.32	540,778	0.20
Treasury shares	-	-	232,586	0.14	232,586	0.09
Others	60,621	0.06	135,265,107	80.05	135,325,728	50,71
Total	99,679,851	100.00	167,173,731	100.00	266,853,582	100.00

(1)           Wilkes Participações S.A., Almacenes Éxito S.A., Segisor S.A.S., Casino, King LLC, Geant International BV and Helicco Participações Ltda. are part of the Casino Group.

(2)           Refers to the amount of our shares that directors and officers own directly.

                As of March 31, 2019, we had 9,800 record holders in Brazil, representing 94.38% of our common shares and 18.80% of our preferred shares. On March 31, 2019, 48,492,810 of our preferred shares were held in the form of ADSs, representing 29.01% of the total of our preferred shares.  None of our common shares are held in the form of ADSs.

As of March 31, 2019, the Casino Group is the beneficial owner of 22.7% of the total capital stock of CBD. In 2015, our controlling shareholder, the Casino Group, carried out a reorganization of its activities and businesses in Latin America to consolidate its platform in the region and capture synergies. Pursuant to the reorganization, the Casino Group transferred 50% of the shares of our common stock to Éxito, corresponding to approximately 18.8% of our total capital stock. Éxito is also controlled by the Casino Group and, therefore, after consummation of the transaction, the Casino Group remained as our controlling shareholder.

In connection with this reorganization, a Segisor S.A.S. shareholders’ agreement, the Holding Company’s shareholders’ agreement and CBD’s shareholders’ agreement were executed on August 20, 2015 with the purpose of setting forth the rules pursuant to which the Casino Group and Éxito would exercise control of CBD.  As a result of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement, representatives of the Casino Group and Éxito on our board of directors vote in the same manner and our board currently has nine members, of whom three are representatives of the Casino Group and three are representatives of Éxito. Summaries of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement are qualified by reference to the agreements that are filed as exhibits to this annual report.

7B.          Related Party Transactions

From time to time we have entered into transactions with the Casino Group and other related parties.  The following discussion summarizes certain of the significant agreements and arrangements among us and our related parties.  For further details regarding our related party transactions, see note 12 to our audited consolidated financial statements included elsewhere in this annual report.  We have a Related Party Transactions Policy which requires that such transactions be at arm’s length and in the interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions.  Our statutory audit committee is also responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed.

As part of the Cnova Reorganization, Casino and CBD executed the Casino-CBD Commitment Letter and the CBD Support Letter.  The Casino-CBD Commitment Letter and the CBD Support Letter are intended to govern the parties’ ongoing relationship in their capacity as shareholders of Cnova following completion of the Cnova Reorganization and the Cnova Offers.  For further information related to the Casino-CBD Commitment Letter and the CBD Support Letter, see “Item 4A. History and Development of the Company—Cnova Reorganization.”

In this annual report, the term “Casino” refers to Casino, Guichard-Perrachon S.A, the term “the Casino Group” refers to Casino’s subsidiaries, including Éxito, and controlling holding companies, including Rallye, and Euris, which are ultimately controlled by Mr. Jean-Charles Naouri.

Agreements with Casino Group

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014, we entered into a cost sharing agreement with Casino, Euris and Helicco Participações Ltda. (both companies controlled by the Casino Group), pursuant to which we agreed to reimburse them for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development.  The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others.  For the year ended December 31, 2018, we paid them R$47 million under the cost sharing agreement.  On August 1, 2016, we also entered into a Joinder Agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement.

Services Agreements

We entered into services agreements with Casino on April 25, 2018, to regulate the terms under which Casino renders services of: (i) risk mapping; (ii) analysis regarding insurance coverage and claims; (iii) crisis management; and (iv) intermediation in the negotiations to renew some of our insurance policies.

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

On July 25, 2016, as amended on January 24, 2017, we, Sendas Distribuidora S.A. and Groupe Casino Limited, an affiliate of the Casino Group, entered into an agency agreement to regulate the terms under which Groupe Casino Limited renders global sourcing services to us (i.e., procurement of global suppliers and mediation in purchases). We also entered into an agreement with the original counterparties of the agency agreement, pursuant to which Groupe Casino Limited reimbursed us for an amount necessary to provide for margin equalization due the reduction of gains as a result of promotions carried out by us in our stores during 2018.

Cost Reimbursement Agreement

On July 25, 2016, we and Casino entered into a reimbursement agreement to regulate reimbursement by the Company of expenses incurred by the Company’s French employees related to French social contributions and other benefits granted in the expatriation program which are paid by Casino in France.

Agreements with Éxito

Commercial Agreement

On July 27, 2016, we and Éxito entered into an agreement for the implementation of synergy processes for the operations of CBD and Éxito, including the granting of certain trademark and copyright licenses by Distribuidora de Textiles y Confecciones S.A., a company in the Éxito group, to us, with royalties set by the Copyright License Agreement entered into by us and Distribuidora de Textiles y Confecciones S.A. on July 13, 2017.

Agreements with GY

Energy Efficiency Framework Agreement

On May 8, 2015, we entered into a subsequently amended agreement with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation of equipment and rendering of energy efficient solutions services at our Extra and Pão de Açúcar stores.  The equipment and the services provided by GY were aimed at reducing the amount of energy used by our stores.  As compensation for the sale of the equipment, GY receives an annual interest rate of 9.7%, in a payment method similar to that of a lease.  For the rendering of services, GY is compensated based on a formula according to the energy savings generated at each store.

Photovoltaic Equipment Lease and Maintenance Agreements

From May 2017 to February 2019, we entered into eight agreements, three of them subsequently amended, with GY, pursuant to which GY provided for the installation and maintenance of photovoltaic at eight of our Assaí stores. For the lease and rendering of services, GY is compensated based on a formula according to the energy savings generated at each store.

Related Party Transactions Relating to Discontinued Operations

Indemnity with the Klein Family

On December 4, 2009, we entered into an association agreement with Via Varejo, the Klein Family and Casa Bahia Comercial, which was later amended on July 1, 2010.  Under the association agreement, (i) Via Varejo had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of July 1, 2010 and (ii) the parties undertook to ascertain the balance of indemnity rights to be paid by one party to another, among other related expenses on November 8, 2016 (i.e., six years after the closing of the transaction).

On July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to (i) ascertain the liabilities for losses and damages incurred by Via Varejo and the Klein family until July 1, 2010; (ii) consolidate the procedures for indemnification of potential losses and damages of Via Varejo and the Klein family before and after July 1, 2010; and (iii) adjust the guarantees provided by GPA on the lease agreements entered into between Via Varejo and the Klein family.  Pursuant to the terms of that agreement, it was established that (i) Casa Bahia Comercial would pay R$70.2 million to Via Varejo in installments during 2017, subject to the SELIC rate, as the outstanding amount of indemnifying losses incurred until November 8, 2016; and (ii) Via Varejo would pay a fee to us on an arm’s length basis in connection with corporate guarantees provided by us to secure the lease agreements entered into by Via Varejo and Casa Bahia Comercial.  The parties also agreed on the proceedings to be taken to determinate the liability of each party regarding claims occurred on and after November 8, 2016. On October 24, 2018, we entered into an amendment to such agreement to improve the criteria for determination of the outstanding amount of indemnifiable losses, among other items.

For further information regarding actions taken after November 8, 2016, see note 12.2(v) to our audited consolidated financial statements included elsewhere in this annual report.

Operating Agreement

In August 2016, Via Varejo and Cnova entered into the Cnova Reorganization Agreement related to the reorganization of Cnova Brazil within Via Varejo.  On October 31, 2016, the Cnova Reorganization was implemented and as result Via Varejo became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and ceased to be a shareholder of Cnova.  Cnova will continue its ecommerce activities outside of Brazil, focusing entirely on Cdiscount.  For further information on the Cnova Reorganization and related consequences, see “Item 4A. History and Development of the Company––Cnova Reorganization.”

On August 8, 2016, CBD and Via Varejo entered into an Operating Agreement in which both parties agreed to integrate the ecommerce and physical stores of the Extra banner.  Pursuant to the Operating Agreement, we must pay Via Varejo fixed remuneration for items which we purchase from suppliers in conjunction with Via Varejo.  Conversely, Via Varejo must pay us fixed remuneration for the withdrawal of products from our physical stores which were purchased through the websites of the Extra, Ponto Frio and Casas Bahia banners.

Guarantee Framework Agreements

CBD entered into three different agreements with Cnova Brazil, Via Varejo and Via Varejo and its subsidiaries, respectively, collectively referred to as the Guarantee Framework Agreements, as indicated below:

(i)            on May 10, 2016, CBD and Cnova Brazil entered into a subsequently amended agreement in which Cnova Brazil has to pay a fee to be charged on market terms by CBD in consideration for the future and existing guarantees provided by CBD under the obligations of Cnova Brazil pursuant to financial agreements, lease agreements and commercial agreements with third parties;

(ii)           on April 27, 2017, CBD and Via Varejo entered into an agreement on substantially the same terms as the agreement described in item (i) above, provided that the guarantees given by CBD to Via Varejo are limited to R$800 million; and

(iii)          on February 19, 2018, CBD, Via Varejo and its subsidiaries (Cnova Brazil, Bartira, Globex Utilidades S.A., or Globex, and VVLog Logística Ltda.) entered into an agreement on substantially the same terms as the agreements described in items (i) and (ii) above, provided that the guarantees given by CBD to Via Varejo and its subsidiaries were pursuant to (a) insurance policies and (b) agreements with financial institutions in which the financial institutions conceded a surety to Via Varejo and its subsidiaries.  The guarantees provided by CBD to Via Varejo and its subsidiaries under the agreements mentioned in letter (b) above are limited to R$1.2 billion.

The Guarantee Framework Agreements will remain in effect until all debts have been paid by CBD’s counterparties or until CBD is released from all guarantees.  If CBD requests the termination of any of the Guarantee Framework Agreements and any of CBD’s counterparties is unable to replace the guarantees within a 90-day period, (i) the agreement in question will remain in effect until the guarantees are replaced and (ii) CBD’s fees will remain in effect, without the application of the discount provided in the agreement in question.  Additionally, the agreements indicated in items (ii) and (iii) above will be terminated in the event of a change of control of CBD’s counterparties.

Cost Sharing Agreement

On December 15, 2016, we entered into an agreement, which was subsequently amended on December 10, 2018, with Via Varejo, Cnova Brazil and Sendas Distribuidora S.A., pursuant to which the parties agreed to reimburse each other for the use of administrative activities which are shared among the parties.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2018	2017
	(in millions of R$)
Tax claims(1)	828	637
Labor claims	291	331
Civil and other claims	116	139
Total accrued liabilities for legal proceedings	1,235	1,107

(1)           Includes tax claims related PIS and COFINS.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms, was 13.75% on December 31, 2016, 7.00% on December 31, 2017 and 6.50% on December 31, 2018, and are also subject, in certain cases, to fines.  We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

COFINS and PIS Taxes

                We pay PIS and COFINS taxes, at the rates of 1.65% and 7.60% on gross sales revenue, respectively. We adopt the non-cumulative system whereby these tax liabilities can be partially or completely offset by credits we accrue from taxes previously paid on products we purchase and other expenses. As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude state value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, from the calculation basis of these two contributions.

                On March 15, 2017, the Brazilian Supreme Court, or STF, ruled that ICMS should be excluded from the calculation basis of PIS/COFINS, in accordance with the thesis we presented to the court. Based on this decision and on the legal opinion of our advisors, we believe that a disbursement of cash related to the values not paid in previous periods is not probable. As a result, we reversed the provision of R$117 million in 2017.

                Since the judgment of the STF, on March 15, 2017, the procedural steps were in line with what our legal advisors anticipated. Therefore, there were no changes in our management’s judgment regarding the reversal of the provision for lawsuits on this subject.

                The prosecution has filed an appeal to this decision and such appeal is still pending judgment. The Company and its external legal counsel estimate that the final decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company. Nevertheless, the elements which are still pending a final decision do not allow us to recognize the asset related to the credits since the original claim began in 2003. The Company estimates the potential of its tax credits for the food retail segment to be R$1,400 million.

                As disclosed in Via Varejo’s financial statements as of and for the year ended December 31, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated at R$1,106 million, of which R$453 million is attributed to the Company due to a shareholders’ agreement between us and the Casas Bahia group.

                The remainder of the accrued amount related to other discussions regarding PIS and COFINS, which includes challenges to tax offsets and other small amounts, as of December 31, 2018, was R$234 million, of which R$86 million was for continuing operations and R$148 million was for discontinued operations (R$184 million as at December 31, 2017, of which R$74 million was for continuing operations and R$110 million was for discontinued operations).

Taxes and Other

The Company recognized, in the second quarter of 2017, the effects of the Special Program on Tax Settlements, or PERT. These effects are related to tax assessments over purchase transactions, industrialization and export sales of soybeans (PIS/COFINS and corporate income tax (Imposto de Renda sobre Pessoa Jurídica – IRPJ), and non-validation of tax offsets which amounted to the provision of R$146 million, of which R$89 million was for continuing operations and R$57 million was for discontinued operations.

Additionally, during the third quarter of 2017, the Tax Debt Installment Payment Plan, or PEP (Parcelamento Estadual do Estado de São Paulo) was adopted, related to tax assessments of acquisition by suppliers considered not qualified in the State Finance Department registry, error in the application of tax rates and accessory obligations by state tax authorities totaling R$28 million, of which R$6 million was for continuing operations and R$22 million was for discontinued operations.

We have other tax claims that were deemed probable losses by our legal counsel: (i) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP; (ii) a disagreement with the Finance Department of the Brazilian federal government regarding the ICMS tax rate calculated on electricity bills; and (iii) other less relevant issues. The amount we provisioned for these matters as of December 31, 2018 was R$341 million, of which R$340 million was for continuing operations and R$1 million was for discontinued operations (R$184 million as of December 31, 2017, of which R$183 million was for continuing operations and R$1 million was for discontinued operations).

On October 16, 2014, the STF decided that the taxpayers whose trade products were included in the “basic consumer products basket” have no right to fully use their ICMS credits. We, with the aid of our legal advisors, evaluated and recorded a provision for this matter amounting to R$92 million as of December 31, 2018 (R$142 million as of December 31, 2017), since this claim is considered a probable loss.

Additionally, we are party to some proceedings before the São Paulo state tax authorities  which discuss accessory state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$221 million as of December 31, 2018 (R$167 million as of December 31, 2017) representing the estimate of probable loss evaluated by management on these proceedings.

We discussed in court our eligibility to not pay Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, contributions, as provided by Supplementary Law 110/01. The accrued amount as of December 31, 2018 was R$89 million, of which R$88 million was for continuing operations and R$1 million was for discontinued operations (R$72 million as of December 31, 2017, of which R$71 million was for continuing operations and R$1 million was for discontinued operations).

Provisions for tax contingent liabilities were recorded by our subsidiary Via Varejo at the time of the business combination. As of December 31, 2018, the amount recorded was R$92 million in tax contingent liabilities (R$90 million as of December 31, 2017). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

For further information on our tax-related claims, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Labor Claims

                We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2018, we recorded a provision of R$991 million, of which R$291 million was for continuing operations and R$700 million for discontinued operations (R$1,284 million as of December 31, 2017, of which R$331 million was for continuing operations and R$953 million was for discontinued operations) referring to lawsuits whose risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provisions for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.

Civil and Other Claims

                We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

●        We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2018, the provision for these lawsuits was R$94 million, of which R$49 million was for continuing operations and R$45 million for discontinued operations (R$125 million as of December 31, 2017, of which R$61 million was for continuing operations and R$64 million was for discontinued operations) to which there are no judicial deposits.

                As of December 31, 2018, including the lawsuits mentioned above, we had provisions for civil actions of R$244 million, of which R$116 million was for continuing operations and R$128 million was for discontinued operations (R$314 million as of December 31, 2017, of which R$139 million was for continuing operations and R$175 million for discontinued operations).

Other Contingent Liabilities for Which There Are No Provisions

                As of December 31, 2018, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings. See note 21.4 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

                We are party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, credits related to taxes on industrialized products (Imposto Sobre Produtos Industrializados), or IPI, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU. As of December 31, 2018, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$12,292 million, of which R$10,671 million was for continuing operations and R$1,621 million was for discontinued operations (R$11,778 million as of December 31, 2017, of which R$10,159 million was for continuing operations and R$1,619 million was for discontinued operations).

Other Legal Proceedings

                We are party to certain administrative proceedings and lawsuits related to civil, consumer protection matters and labor claims. As of December 31, 2018, the aggregate amount of the possible loss regarding these proceedings was R$585 million, of which R$513 million was for continuing operations and R$72 million was for discontinued operations (R$689 million in 2017, of which R$542 million was for continuing operations and R$147 million was for discontinued operations).

Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS

                On May 27, 2009, the Brazilian government enacted Law No. 11,941, or Law 11,941/09, which amended the federal tax laws related to tax debt payments in installments by allowing certain judicial deposits to be deducted and paid in installments.

                Previously, we maintained provisions for judicial proceedings related to certain social security contributions and income taxes. During the third quarter of 2009, we adhered to the federal tax installment payment program introduced by Law No. 11,941/09. Our management and local counsel included tax and social security liabilities originating from proceedings, in particular those related to the COFINS tax rate, which totaled R$987 million at that time, and other applicable tax liabilities in the federal tax installment payment program. The balance of the consolidated installments on December 31, 2018 was R$432 million, as compared to R$511 million in 2017.

                Law 12,996, dated June 18, 2014, or Law 12,966/14, as amended by Provisional Act - MP 651, dated July 9, 2014, introduced interest and penalty reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS to settle part of its debts, utilizing part of the tax losses for payment of the debt balance as well. As a result, in the last quarter of 2014, there was a reduction of the provision for risks of R$296 million which represented a gain, net of other negative effects, of R$23 million. In addition, Law 12,996/14 also allowed taxpayers to use tax loss carryforwards to settle 70% of the remaining debt balance. Therefore, management settled certain debts, in the total amount of R$366 million (R$256 million of which used tax loss carryforwards and R$97 million of which was paid in cash and with interest reduction).

We decided to include federal tax debts in the PERT, as per the conditions set by Law No. 13,496, dated October 24, 2017. The program allows for payment in monthly installments, and grants reductions in interest and penalties. We included in the PERT, tax debts accrued related to: (i) tax assessments over purchase transactions, manufacturing and export sales of soybeans (PIS/COFINS); (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and (iii) other tax debts previously classified as possible risks related mainly due to CPMF and other claims. The PERT will be settled integrally in cash, in monthly installments, in 12 years. The balance of the consolidated installments on December 31, 2018 was R$169 million (R$176 million as of December 31, 2017).

Arbitration

Península

On September 12, 2017, we announced that we received a notice from the Brazil Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusive interest of the quotaholders of Península.

The arbitration proceeding aims to discuss the calculation of rental fees and other operational matters related to lease agreements and contracts which we entered into with Peninsula, during 2005, regarding stores owned by Península.  These agreements entitled us to the commercial use of the referred real estate for a period of 20 years, which may be extended for an additional 20-year term, at our exclusive criteria.

The proceeding refers to matters related to the application of these agreements and does not affect the continuity of the leases, which are contractually established. Our management has determined, based on the opinion of external legal counsel, that the possibility of loss is possible. However, the amount of any potential loss cannot be determined with reasonable certainty at this time based on the current stage of the arbitration process.

For further information on this topic, see note 1.1 to our audited consolidated financial statements included elsewhere in this annual report.

Legal Proceedings Related to Cnova

On December 2015, the board of directors of Cnova engaged legal counsel and forensic accountants to perform an internal investigation of alleged employee misconduct related to inventory management at Cnova Brazil’s distribution centers. Subsequently, the scope of the investigation at Cnova Brazil expanded to other facts. The internal investigation was concluded on June 2016 and shared with the SEC.

Cnova, along with certain of its current and former officers and directors and the underwriters of its initial public offering, have been named as defendants in a securities class action consolidated in the United States District Court for the Southern District of New York.  The plaintiffs asserted claims related to inventory management and material misstatements and omissions in the disclosure regarding Cnova’s net sales and other financial information in Cnova’s Form F-1, filed with the SEC in 2014, in the context of its initial public offering.

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

Following the March 15, 2018 hearing, the court entered, on March 19, 2018, the final order definitively approving the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and dismissing the claims against the defendants.

The majority of the settlement amount is funded by Cnova’s insurers.  The remainder, as well as all expected related costs, are covered by Cnova’s provision recorded in 2016 representing an insurance deductible and total expected legal costs.  Accordingly, the settlement should have no material impact on Cnova’s net results.

With respect to the SEC’s investigation, on December 14, 2018, Cnova received a written notice from the SEC announcing the closure of the investigation related to inventory management and accounting issues at Cnova Brasil and confirming that no enforcement action will be initiated against Cnova. Therefore, no penalty, fine or other consequence will be applied in this matter.

Dividend Policy and Dividends

General

Pursuant to Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year to resolve the allocation of the results of operations in any year and the distribution of an annual dividend.  Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its by-laws or, if not provided under such by-laws, an amount equal to 50% of the company’s adjusted net profits pursuant to Brazilian corporate law.  Currently, Brazilian corporate law generally requires that each Brazilian corporation distribute, as a mandatory dividend, an aggregate amount equal to at least 25% of the adjusted net profits, adjusted according to Brazilian corporate law.  Pursuant to Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend the payment of interim dividends and payment of dividends from other legally available funds to shareholders.  Also pursuant to Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of mandatory dividends in any year in which its management reports at its shareholders’ general meeting that the distribution would be incompatible with the company’s financial condition.

Pursuant to our dividend policy, created by our board of directors on August 3, 2009, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian corporate law, less the dividend payments paid in advance during the year.

 In December 2017 and during 2018, our board of directors approved payments of interest on equity to our shareholders. Such approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. For further information, see “Item 10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “Item 10B. Memorandum and Articles of Association—Interest on Shareholders’ Equity.” According to Brazilian corporate law and our by-laws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting.

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares since 2016:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares
					(in R$ millions)
2015	Dividends	June 23, 2016	0.015073	0.013703	4
2017	Interest on equity	May 25, 2018	0.354066288	0.321878444	91(1)
2017	Interest on equity	December 15, 2017	0.31524139588	0.28658308716	81(1)
2018	Interest on equity	June 12, 2018	0.2910893309	0.2646266644	75(1)
2018	Interest on equity	November 27, 2018	0.446593630	0.405994209	115(1)
2018	Interest on equity	December 13, 2018	0.277404648	0.252186044	71(1)
2018	Interest on equity	May 22, 2019	0.747146155	0.679223778	192(1)

(1)           Such amounts represent the estimated gross amount of interest on equity, as certain shareholders are exempt from IRRF.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the Custodian on behalf of the depositary, which will then convert the payments from Brazilian reais into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above.  In the event that the Custodian is unable to immediately convert the Brazilian reais received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any devaluation of the Brazilian real that occurs before the distributions are converted and remitted.  See “Item 3D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us.” Dividends and interest on shareholders’ equity in respect to the preferred shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10E. Taxation—Brazilian Tax Considerations.”

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

Our preferred shares in the form of ADSs trade on the NYSE under the trading symbol “CBD.” Our ADSs commenced trading on the NYSE in May 1997.  As of December 31, 2018, the ADSs represented 30.8% of our preferred shares.  Each ADS represents one preferred share, without par value.  The ADSs are evidenced by ADRs issued by JP Morgan Chase Bank, N.A.

9B.          Plan of Distribution

Not applicable.

9C.          Markets

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the merger of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros).  The B3 is one of the largest exchanges in the world in terms of market capitalization, the second in the Americas and the leader in Latin America.

Trading on the exchange is conducted by authorized members.  Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during daylight savings time in Brazil, on an electronic trading system.  Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30 p.m. during daylight savings time in Brazil, in an aftermarket trading session.

To better control the excess of volatility in market conditions, the B3 has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading day.  In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, the B3 may determine the suspension of the trading session for a certain period to be defined at its sole discretion.  The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by Law 6,385, dated December 7, 1976, or the Brazilian Securities Exchange Act, and Brazilian corporate law.  The CMN is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964.  These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian corporate law, a company is either public (companhia aberta), like us, or private (companhia fechada).  All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts.  A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market.  The shares of a company listed on the B3 may also be traded privately, subject to certain limitations.  To be listed on the B3, a company must apply for registration with the CVM and with the B3.  Trading of securities of a public company on the B3 may be suspended at the request of such company in anticipation of a material announcement.  Trading may also be suspended upon the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the B3.

The Brazilian Securities Exchange Act, Brazilian corporate law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and the governance of the Brazilian stock exchanges.

Corporate Governance Practices

In 2000, the BM&FBOVESPA, now the B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good corporate governance practices.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To be listed on the Level 1 segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (i) ensure that shares representing at least 25% of its total capital are effectively available for trading (at least 25% must be free float); (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards including the disclosure of consolidated financial statements and independent audit revision opinions; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the respective company; and (v) disclose to shareholders an annual corporate events calendar.

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

Disclosure Requirements

According to Brazilian corporate law and CVM regulations, a public company must submit certain periodic information to the CVM and the B3, including financial statements, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts with the CVM and the B3.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or events, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

●        establish the concept of a material act or events that gives rise to reporting requirements.  Material acts or events include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

●        specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

●        oblige the public company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;

●        require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;

●        require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

●        require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and

●        forbid trading on the basis of insider information.

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or managers consider that such disclosure will pose a risk to the company’s legitimate interest.

9D           Selling Shareholders

Not applicable.

9E.          Dilution

Not applicable.

9F.          Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

10A.       Share Capital

The subscribed and paid-up capital as of December 31, 2018 is represented by 266,845 (266,579 as of December 31, 2017) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2017) and 167,165 in thousands of preferred shares (166,899 as of December 31, 2017).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

10B.       Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our by-laws and Brazilian corporate law.  This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to Brazilian corporate law.

Corporation Objects and Purposes

We are a publicly held corporation with our principal place of business and jurisdiction in the city of São Paulo, Brazil, governed by Brazilian laws (including Brazilian corporate law), CVM and SEC regulations and our by-laws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law.  Furthermore, we may also engage in a wide range of activities as set forth in article 2 of our by-laws.

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

Pursuant to Brazilian corporate law, each preferred share is non-voting, except under limited circumstances, and is entitled to:

●        priority in the receipt of fixed or minimum dividends;

●        priority in the reimbursement of capital, with or without premium; or

●        cumulative preferences and advantages established in the items above.

Furthermore, the preferred shares will only be admitted for trading on the B3 if they are entitled to at least one of the following preferences:

●        right to participate in the distribution of the mandatory dividend of at least 25% of our adjusted net profits, pursuant to the following criteria (see “—Allocation of Net Profits and Distribution of Dividends—Allocation of Net Profits—Mandatory Dividends” for a description of the calculation of our adjusted net profits):  (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value; and (ii) right to participate in the profit distribution together with the common shares under equal conditions, after the common shares have received dividends as set forth in item (i) above;

●        right to receive dividends in an amount per share of at least 10% higher than the amount per share paid to holders of common shares; or

●        rights to be included in a tender offer for the sale of control, with a tag along right at a price of at least 80% of the amount paid for the common shares and assured rights to receive dividends under the same conditions as the common shares.

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

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

Brazilian corporate law defines “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution for such fiscal year, and amounts allocated to employees’ and management’s participation in the results in such fiscal year.  The allocation of our net profits is proposed by our management and is subject to approval by our shareholders at a general shareholders’ meeting.  Our management’s and our shareholders’ discretion to determine the allocation of our net profits, however, is limited by certain rules that determine whether such net profits should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory dividends.  Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net profits.  Adjusted net profits are net profits following the addition or subtraction of:

●        amounts allocated to the formation of a legal reserve account;

●        amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years;

●        amounts allocated to the formation of a tax incentives reserve account;

●        amounts allocated to the statutory reserve, if any;

●        amounts allocated to the unrealized profit reserve;

●        amounts allocated to the retained profit reserve; and

●        reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

For the fiscal year ended 2009, we created a new dividend policy during the board of directors’ meeting held on August 3, 2009, pursuant to which we may prepay our dividend distribution on a quarterly basis; we have not made further alterations to the dividend distribution period.

Legal reserve account.  We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the amount of the reserve equals 20% of our paid-in capital.  The allocation of a portion of the net profits to the legal reserve account is mandatory and it must be submitted for approval by a shareholders’ vote at the general shareholders’ meeting and may only be transferred to our capital account or used to offset accumulated losses, if any.  We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock.  The legal reserve account is not available for the payment of dividends.

Expansion Reserve.  Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remaining adjusted net profits after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend.  The total amount of this reserve may not exceed an amount to our share capital.  Our shareholders may amend our by-laws in order to establish other discretionary reserves.  The allocation of our net profits to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

Unrealized income reserve account.  The portion of the mandatory dividends that exceeds the net profits actually realized in that year may be allocated to the unrealized income reserve account.  Unrealized income is income resulting from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year.

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

Distribution of Dividends

Under Brazilian corporate law and our by-laws, we may pay dividends only from:

●        our “net profits” earned in a given fiscal year, which is our result of the relevant fiscal year, reduced by:  accumulated losses from prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit sharing plan.  Furthermore, our by-laws allow us to implement a profit sharing plan for employees and managers and a stock option plan.  The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profits.  Under Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

●        our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or

●        our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year.  In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized income reserve account, not including the legal reserve account.

Under our by-laws, the preferred shares are entitled to:  (i) priority in receiving a minimum non-cumulative annual preferred dividend equal to R$0.08 per preferred share; (ii) priority in reimbursement of capital, without premium, in the event of liquidation; (iii) participation on equal terms with common shares in the distribution of bonus shares resulting from the capitalization of retained earnings reserves; and (iv) receipt of the mandatory dividend that is 10% higher than the dividend of each common share, including, for purposes of this calculation, in the sum of the total dividend amount paid to the preferred shares, the amount paid as a minimum non-cumulative annual preferred dividend equal to R$0.08 per share.

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

Dividends are generally to be declared at general shareholders’ meetings in accordance with the board of directors’ recommendation.  Our board of directors may declare interim dividends to be deducted from the accrued profits recorded in our annual or semiannual financial statements.  In addition, our board of directors may pay dividends from the net income based on our unaudited quarterly financial statements.  The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement.  These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts.  Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year the interim dividends were paid.

Distributions of interest on our shareholders’ equity may constitute an alternative form of payment to shareholders.  These payments may qualify as part of the mandatory dividend at their net value.  See, “Item 10E. Taxation—Brazilian Tax Considerations.”

Under Brazilian corporate law, dividends must be available to the shareholders within 60 days after the date the dividends were declared to the holder of record on the declaration date.  The amount is subject to monetary restatement, in accordance with our board of directors’ recommendation and Brazilian corporate law.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares.  After the expiration of that period, we are no longer liable for the payment of such dividend.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of our financial statements.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition.  Such suspension is subject to review by the fiscal council.  In addition, in the case of public companies, like us, our management must file a justification for such suspension with the CVM within five days from the date of the relevant general shareholders’ meeting.  If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Conversion of Common Shares into Preferred Shares

Our by-laws do not provide for the conversion of preferred shares into common shares.  In accordance with our by-laws, our shareholders may at any time convert our common shares into preferred shares, provided that such common shares are fully paid and that the total of preferred shares issued does not exceed the limit of two-thirds of all outstanding shares.  The requests for conversion must be submitted in writing to our board of executive officers and subsequently ratified at the next board of directors’ meeting.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. The payment may be treated as a deductible expense for income tax and social contribution purposes.  Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting.  The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution.  This interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and cannot exceed, for tax purposes, the greater of (i) 50% of net income (after deduction of social contribution on profits and before taking such distribution and any deduction for corporate income tax) for the year with respect to which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Distribution of interest on shareholders’ equity may also be accounted for as our tax deductible expense, and any payment of interest on preferred shares to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident and domiciled in a “tax haven” (a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment).  See, “Item 10E.  Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.” To the extent we distribute interest on shareholders’ equity in any year, this distribution is not considered part of the mandatory distribution, a Brazilian withholding tax would apply and we would not be required to make a gross-up.

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

With respect to the borrowing powers of the board of directors, the board of directors has the power to authorize the borrowing of funds.  Other financing arrangements, including bank loans, may be entered into by us upon the joint signature of (i) two executive officers acting jointly; (ii) one officer indicated by the board of directors and one attorney-in-fact; (iii) two attorneys-in-fact; or (iv) one attorney-in-fact or one officer in exceptional cases.  Acts resulting in the acquisition, encumbrance or disposition of assets of the Company, as well as the granting of powers of attorney for such purposes must be entered into by us upon the joint signature of two officers indicated by the board of directors, acting jointly with the chief executive officer.

There is no requirement under Brazilian corporate law or our by-laws that directors retire upon reaching a certain age.  In addition, our by-laws do not provide for the re-election of directors at staggered intervals.

For a discussion of our board of directors, see “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6C. Board Practices.”

Voting Rights

Each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Preferred shares do not entitle the holder any votes.

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

According to Brazilian corporate law, (i) shareholders that jointly hold preferred shares that represent at least 10% of the total capital stock; and (ii) holders of common shares that are not controlling shareholders and represent at least 15% of the total voting stock will have the right to elect one member of the board of directors and an alternate.  If non-controlling shareholders do not achieve the aforementioned percentage, they may combine their participation and, if they jointly hold at least 10% of the total capital, they may elect a member of the board of directors and an alternate director.  Only shareholders that can prove that they have held the shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such rights.

Shareholders’ Meetings

Under Brazilian corporate law, at an annual general shareholders’ meeting or an extraordinary general shareholders’ meeting, convened and held in accordance with such law and our by-laws, the shareholders are empowered to decide all matters relating to our business purposes.

In accordance with Brazilian corporate law, shareholders voting at our general shareholders’ meeting have the power, among others, to:

●        amend our by-laws;

●        delist our Company from the CVM (to become a private company);

●        approve the issuance of convertible debentures and secured debentures;

●        elect or dismiss members of the board of directors and of the fiscal council, at any time;

●        receive the management’s accounts and approval of our financial statements, including the allocation of net profits;

●        suspend the rights of a shareholder who has violated Brazilian corporate law or our by-laws;

●        approve the valuation of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

●        approve the transformation of our corporate form or a merger with or into another company, spin-off, consolidation or split; and

●        authorize management to petition for bankruptcy, to declare our Company insolvent and to request procedures involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

In addition, our by-laws also establish that a general shareholders’ meeting will have the following duties:

●        approval of our dissolution or liquidation and the appointment and dismissal of the respective liquidator and review of our accounts and reports;

●        appointment and removal of the chairman and the vice-chairman of our board of directors;

●        establishment of global annual compensation for the members of all of the Company’s management bodies, including fringe benefits;

●        approval of or amendment to our annual investment plan;

●        approval of any issuance of common or preferred shares in an amount larger than the limit of our authorized capital (400,000,000 shares) and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and approve the terms and conditions of their subscription and payment; and

●        approval of any delisting from trading on any stock exchange or filings for new listings.

                According to Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of certain specific rights, such as:

●        the right to participate in the distribution of profits;

●        the right to participate equally and ratably in any remaining residual assets in the event of the liquidation of the company;

●        the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law, as described under “—Preemptive Rights on Increase in Preferred Share Capital;”

●        the right to withdraw from the company in the cases specified under Brazilian corporate law, see “—Withdrawal Rights;” and

●        the right to supervise, pursuant to Brazilian corporate law, the management of the company.

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account.  However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding voting capital is required in order to:

●        create preferred shares or disproportionally increase an existing class of preferred shares in relation to the other classes of shares, if the number of preferred shares increases to more than two-thirds of the total of our issued and outstanding shares, as provided for or authorized by our by-laws;

●        modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

●        reduce the percentage of mandatory dividends;

●        change our corporate purpose;

●        merge us into or with another company;

●        spin off a portion of our assets or liabilities;

●        approve our participation in a group of companies (as defined in Brazilian corporate law);

●        apply for cancellation of any voluntary liquidation;

●        merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

●        approve our dissolution.

Notice of our shareholders’ meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, and in Folha de São Paulo.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

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

Preemptive Rights on Increases in Preferred Share Capital

Under Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option plans.  A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue.  A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise this right, except if otherwise determined by the by-laws or a shareholders’ meeting.  This right is negotiable.

According to Brazilian corporate law, capital increases that do not change the proportion between the existing classes and types of shares entitle the shareholders to exercise their preemptive rights solely with respect to shares of equal class and type as the shares that they already hold.  However, if an issuance of shares changes the existing proportion of classes and types of shares, then (i) the shareholders may exercise their preemptive rights with respect to shares of equal class and type as the shares they already hold and; (ii) if necessary to maintain such shareholders’ ownership proportional with regards to the total capital stock, they may subscribe for other classes or types of shares.

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

In the event of a capital increase, which maintains or increases the proportion of capital represented by preferred shares, holders of ADSs may, under the circumstances described above, exercise preemptive rights to subscribe for newly issued preferred shares.  In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs may, under the circumstances described above, have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their interest in us.  For risks associated with preemptive rights, see “Item 3D.  Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—You might be unable to exercise preemptive rights with respect to the preferred shares underlying the ADSs.”

Withdrawal Rights

Neither our common shares nor our preferred shares are redeemable.  Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our Company and to receive the value of their shares.  According to Brazilian corporate law and our by-laws, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

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

vii.           our participation in a group of companies as defined under Brazilian corporate law and subject to the conditions set forth therein; and

viii.          a spin-off of our Company if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a group of companies (as defined under Brazilian corporate law); or the conversion of our Company to another corporate form.

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

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  In items (i) and (ii) above, the resolutions will be effective only upon the prior approval or confirmation within one year by the preferred shareholders, which must be made at a special meeting, in which case the 30-day term is counted from the date the minutes of the special meeting are published.  In any event, we are entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of the 30-day term mentioned above, if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

In addition, the withdrawal rights in items (v), (vi), (vii) and (viii), above, may not be exercised by holders of shares if such shares have (a) liquidity, when such shares are listed in the B3, or part of any other stock exchange index in Brazil or in the world, as defined by the CVM, and (b) dispersion, when the controlling shareholder or other companies under the same control has less than 50% of the shares or class of shares.

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

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf.  If the original investment is registered with the Central Bank pursuant to CMN Resolution 373, the foreign investor should also seek amendment of the electronic registration to reflect the new ownership through its local agent, if necessary.

The B3 operates a clearinghouse through CBLC.  CBLC is also responsible for settlement and custody of the shares.  The payment of dividends, bonuses and other corporate events is managed by the Central Depositary (Central Depositária), which is a department of the B3.

Other Dispositions

In addition to the provisions already described in this annual report, Brazilian corporate law and current regulations set forth, among others, that:

i.              upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

ii.             if provided for in the by-laws, disputes among shareholders will be subject to arbitration; our by-laws currently do not provide for arbitration;

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

10C.       Material Contracts

Cost Sharing Agreement with Casino Group

For information regarding our cost sharing agreement with the Casino Group, see “Item 7B. Related Party Transactions––Agreements with Casino Group—Cost Sharing Agreement.”

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

CMN Resolution No. 1,927 provided for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers.  Based on CMN Resolution No. 1,927, we filed an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we received final approval before the offering of the preferred shares underlying the ADSs in May 1997.  Since March 30, 2015, CMN Resolution No. 4,373, which replaced CMN Resolution No. 1,927, provides for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers.

An electronic registration, which replaced the amended certificate of registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

This electronic registration was carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank.  Pursuant to the electronic registration, the Custodian is able to convert dividends and other distributions, with respect to the preferred shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges those ADSs for preferred shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration.  Thereafter, unless the preferred shares are held pursuant to CMN Resolution No. 4,373, dated as of September 29, 2014, a holder of preferred shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of preferred shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “Item 10E.  Taxation—Brazilian Tax Considerations”), the investor will also be subject to less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of CMN Resolution No. 4,373.  See “Item 10E. Taxation—Brazilian Tax Considerations.”

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled.  In accordance with CMN Resolution 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to CMN Resolution No. 4,373, foreign investors must fulfill the following requirements before engaging in financial transactions:

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

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Rule No. 560.  Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under CMN Resolution No. 4,373 who are not resident in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder.  It is based on Brazilian law as currently in effect, which is subject to change, and to differing interpretations.  Any change in this law may change the consequences described below.  Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Taxation of Dividends

Dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us to the depositary in respect of preferred shares underlying ADS or to a Non-Brazilian Holder in respect of preferred shares, are exempt from withholding income tax.

Law No. 12,973/14, dated May 13, 2014, or Law 12,973, also modified the tax treatment for foreign source income derived by Brazilian-controlled and affiliated companies located abroad.  As of January 1, 2015, foreign source income earned by the Brazilian-controlled companies continues to be subject to taxation in Brazil on a year-end basis regardless of the distribution of such income in the form of dividends, or capital gains or any other modality of disposal of such income.

Law 12,973 also authorized Brazilian-controlled and affiliated companies located abroad to obtain a limited percentage of tax credits derived from income these companies obtain abroad, which is subject to specific regulation.

Distribution of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on shareholder’s equity as an alternative to making ordinary dividend distributions.  Such interest is calculated by reference to the TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

Payments of interest on shareholder’s equity to a Non-Brazilian Holder may be deducted for purposes of calculating Brazilian corporate income tax and social contribution on net profits provided that the limits described above are observed.  Nevertheless, such payments will be subject to withholding income tax at the rate of 15%, or 25% if:  (i) the Non-Brazilian Holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%; or (ii) where local legislation imposes restrictions on the disclosure (a) of the shareholding composition, (b) of the ownership of the investment or (c) of the identity of the effective beneficiary of the income attributed to non-residents, or Low or Nil Taxation Jurisdiction.  These payments may be included, at their net value, as part of any mandatory dividend.  To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.  The distribution of interest on shareholders’ equity must be proposed by our board of directors and subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Taxation of Gains

According to Law No. 10,833, dated December 29, 2003, or Law 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil.  In this sense, upon the disposal of the preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposal is conducted in Brazil or abroad and by a Brazilian resident or not.

Regarding the ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident are arguably not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law 10,833.  However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident.  As a result, gains on the disposal of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident in the event that Brazilian courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below.

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for preferred shares should not be subject to Brazilian income tax, since as described above, ADSs would not constitute assets located in Brazil for purposes of Law 10,833.  With reference to the deposit of preferred shares in exchange for ADSs, the difference between the acquisition cost of the preferred shares and the market price of the preferred shares may be subject to Brazilian income tax.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the event that a Non-Brazilian Holder is a 4,373 Holder (as defined below) and is not a resident in a Low or Nil Taxation Jurisdiction.

Under Brazilian law, income tax rules on such gains can vary, depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian holder before the Central Bank (“portfolio investment” made under CMN Resolution No. 4,373, dated September 29, 2014, or “foreign direct investment” made under Law No. 4,131, dated September 3, 1962) and how the disposal is carried out, as described below.

Capital gains assessed by a Non-Brazilian Holder on the disposal of preferred shares carried out on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

i.      exempt from income tax when assessed by a Non-Brazilian Holder that (a) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, of September 29, 2014, or 4,373 Holder; and (b) is not a resident in a Low or Nil Taxation Jurisdiction; or

ii.     subject to income tax in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 4,373 Holder, or is a resident in a Low or Nil Taxation Jurisdiction.

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

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, such as our Company, the positive difference between the amount received by a Non-Brazilian Holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the progressive rate from 15% to 22.5% and 25% for residents in a Low or Nil Taxation Jurisdiction.

As a general rule, the gains realized as a result of the disposal of preferred shares or ADSs is the positive difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Brazilian Holder of ADSs and a 4,373 Holder of preferred shares will continue or that it will not change in the future.

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

Discussion on Low or Nil Taxation Jurisdictions

In certain circumstances, the Brazilian tax legislation imposes higher taxation on transactions that are carried out with entities located in jurisdictions considered to maintain favorable tax regimes (the above mentioned Low or Nil Taxation Jurisdictions).

On June 24, 2008, Law No. 11,727, or Law 11,727, added the fourth paragraph to article 24 of Law No. 9,430, dated December 27, 1996, or Law 9,430, and introduced a new concept of “Privileged Tax Regime.” According to the enacted article 24-A of Law 9,430 a tax regime is considered a “Privileged Tax Regime” if it (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

The Normative Ruling No.  1,037/10, which sets forth the updated list of countries or jurisdictions deemed by Brazilian tax authorities to provide favorable taxation and privileged tax regimes, made evident the acknowledgement by tax authorities that tax legislation does not provide for a singular concept of the so-called “tax haven.” Rather, there are cases of Low or Nil Taxation Jurisdictions and there are cases of Privileged Tax Regimes, which must be analyzed separately.  The provisions of Law No. 11,727/08 that refer to the “Privileged Tax Regime” came into effect on January 1, 2009.

In principle, the best interpretation of Law No. 11,727 leads us to conclude that the concept of “Privileged Tax Regime” should be solely applied for purposes of transfer pricing rules in export and import transactions (Law No. 9,430) and thin capitalization rules (Law No. 12,249, dated June 11, 2010).

Thus, to income and gains realized by foreign investors that invest in the Brazilian financial and capital markets (4,373 Holders), the relevant concept is the one that makes reference to “countries that tax income at a rate lower than 20%,” as provided by article 7 of Law No. 9,959, dated December 23, 1997 (i.e., only Low or Nil Taxation Jurisdictions in its strict sense) and the countries listed in article one of the Normative Ruling No. 1,037/10.

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

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the preferred shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange.  Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%.  However, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Brazilian Holder, as applicable) are subject to IOF/Exchange at 0% rate.  The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.  Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into shares held by foreign investors under the 4,373 Holders regime.  In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange.  The rate of this tax for transactions involving preferred shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions.  Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate.  Any increase in the rate would not apply retroactively.

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all of the material U.S. federal income tax consequences that may be relevant to the holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities or arrangements, U.S. expatriates, investors that own or are treated as owning 10% or more of the voting power or value of our stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, certain U.S. holders who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

If a partnership or other entity or arrangement taxable as a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partners of partnerships holding preferred shares or ADSs should consult their tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income. In general, distributions with respect to the preferred shares or ADSs (which likely include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”), to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume that all distributions are made out of earnings and profits and constitute dividend income.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Distributions paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If distributions paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States; (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date; and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  The ADSs are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable. Moreover, as discussed below under “—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” we believe that we were not treated as  PFIC for U.S. federal income tax purposes in 2018, and do not expect to become a PFIC for our 2019 taxable year. Additionally, dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

In general, gains or losses, if any, realized by a U.S. holder upon a sale, exchange or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs.  Such capital gains or losses will be long-term capital gains or losses if at the time of sale, exchange or other taxable disposition the preferred shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gains of certain U.S. holders (including individuals) are eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.

Gains, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of preferred shares or ADSs generally will be treated as U.S. source gains for U.S. foreign tax credit purposes.  Consequently, if a Brazilian income tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year.  However, as described above under “—U.S. Federal Income Tax Considerations—Taxation of Distributions,” while we do not currently expect to become a PFIC for our 2019 taxable year, depending on the nature and amount of proceeds realized upon the sale of Via Varejo and our use (including timing of use) of such proceeds, it is possible that this sale could cause us to become a PFIC for U.S. federal income tax purposes with respect to the taxable year in which such a sale occurs.  Further, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

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

U.S. Information Reporting and Backup Withholding

Certain U.S. holders of preferred shares or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our Company or the proceeds of a sale, exchange or other taxable disposition of preferred shares or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required; or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities.

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

10F.        Dividends and Paying Agents

Not applicable.

10G.       Statement by Experts

Not applicable.

10H.       Documents on Display

We are subject to the information requirements of the Exchange Act, pursuant to which we file reports and other information with the SEC.  Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C.  20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511.  Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549.  In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials. You may also inspect these reports and other information at the offices of the New York Stock Exchange Inc., 120 Broad Street, New York, New York 10005, on which our ADSs are listed.

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

Our website is located at https://www.gpabr.com and our investor relations website is located at http://www.gpari.com.br.  (These URLs are intended to be an inactive textual reference only.  They are not intended to be an active hyperlink to our website.  The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.)

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

We have a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing.  A separate financial instrument is signed at the time the loan agreement is consummated, under which we are effectively then liable for amounts in reais and interest at a percentage of the CDI rate. Amounts are normally consummated with the same financial institutions and the same maturity periods.  See “Item 5B. Liquidity and Capital Resources.”

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

We have a policy of entering into contracts only with parties that have high credit ratings.  The counter-parties to these contracts are major financial institutions.  We do not expect a credit loss from counter-party non-performance.

Interest Rate Risk

We are exposed to interest rate volatility with regards to our cash and cash equivalents and floating rate debt.  For cash and cash equivalents, we generally swap the fixed interest rate for a floating rate, the CDI rate.  The interest rate in our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

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

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2018.

	Expected Maturity Date
	As of December 31, 2018
	2019	2020	2021	2022	2023	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks in reais(1)	486	-	-	-	-	-	486	-	486
Cash equivalents denominated in reais	3,883	-	-	-	-	-	3,883	-	3,883	85.78% of CDI
Total cash and cash equivalents	4,369	-	-	-	-	-	4,369	-	4,369

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(2)	611	156	-	-	-	-	767	-	767	(102.59% of CDI) + (3.26% per year USD)
Floating rate, denominated in euros(3)	-	-	-	-	-	-	-	-	-	-
Floating rate, denominated in reais	252	16	13	12	19	27	339	(3)	336	(94.63% of CDI) + (TR + 9.98% per year)
Floating rate, denominated in reais	8	8	9	9	3	-	37	-	29	(3.91% per year)
Floating rate, denominated in reais	35	46	37	7	2	25	152	-	153	(96.96% of CDI) + (1.32% of IGPDI) + (23.87% per year)
Total loans and financing	906	226	59	28	24	52	1,295	(3)	1,285
Debentures floating rate, denominated in reais	1,075	1,080	1,500	500	-	-	4,155	(10)	4,146	(101.22% of CDI)
Total liabilities	1,981	1,306	1,559	528	24	52	5,450	(13)	5,379

(1)   Cash and banks include 80 million U.S. dollars.

(2)   Originally U.S. dollar-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2018	2017	2016
CDI(1)	6.4%	9.9%	14.0%
TJLP(2)	7.0%	7.0%	7.5%

(1)           Annualized rate at the end of each period.

(2)           Reference rate at the end of each period.

We have not experienced, and we do not expect to experience, difficulty in obtaining financing or refinancing existing debt.  See “Item 5B. Liquidity and Capital Resources” for a discussion of our credit agreements.

Exchange Rate Risk

We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments.  We are principally exposed to fluctuations of the exchange rate with the U.S. dollar. For more information see, “Item 3D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us.”

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2018, included debt denominated mainly in U.S. dollars.  Our net foreign currency exposure (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$76 million as of December 31, 2018, compared to R$7 million as of December 31, 2017 and R$177 million as of December 31, 2016.  Our net foreign currency exposure is represented by the debt due to import financing.  Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar denominated debt.

The table below provides information on our debt outstanding as of December 31, 2018:

	Expected Maturity Date
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	611	156	-	-	-	-	767	767
Euros(2)	-	-	-	-	-	-	-	-
Reais	294	70	59	28	24	51	525	518
Total loans and financing	905	226	59	28	24	51	1,292	1,285
Debentures and promissory note
Reais	1,068	1,079	1,500	500	-	-	4,146	4,094
Total Debentures	1,068	1,079	1,500	500	-	-	4,146	4,094

(1)   Originally U.S. dollar-denominated and swapped to CDI.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate foreign currency risks.  Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation.  See note 18 to our audited consolidated financial statements included elsewhere in this annual report.  As of December 31, 2018, the originally U.S. dollar-denominated debt of R$767 million and R$918 million as of December 31, 2017, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI.  In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value of Assets (Liabilities)	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
U.S. dollars to reais	655	189	-	-	-	-	844	844	(102.59% over CDI)	(USD + 3.26% per year)
Euros to reais	-	-	-	-	-	-	-	-	-	-

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.       Debt Securities

Not applicable.

12B.       Warrants and Rights

Not applicable.

12C.       Other Securities

Not applicable.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.05 (or less) per ADS	● Any cash distribution to ADS registered Holders
US$.05 (or less) per ADS per calendar year (or portion thereof)

●     Services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision)

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Fees Incurred Since January 1, 2018

From January 1, 2018, until December 31, 2018, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank of our ADS program during that period, the amount of US$3.33 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act, is recorded, processed, summarized and reported within the specified time periods.  The Company’s chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2018, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2018, are effective at the reasonable assurance.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013).  Based on this assessment, management believes that as of December 31, 2018, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-1 of this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(d) under the Exchange Act) during the year ended December 31, 2018, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

16B.       Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer, which was amended by our board of directors on July 27, 2016.  This Code of Ethics of the Company complies with item 5.8 of the New Listing Regulation for Corporate Governance Level 1 issued by the B3 and is available at our website www.gpari.com.br and at www.cvm.gov.br.  We intend to make any amendments to our code of ethics publicly available on this website.  Information from that website is not incorporated by reference into this document.

16C.       Principal Accountant Fees and Services

Ernst & Young Auditores Independentes S.S. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017.  The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2018 and 2017, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2018	2017
	(in millions of R$)
Audit Fees	7.5	7.8
Audit–Related Fees	-	-
Tax Fees	-	0.9
All Other Fees	-	-
Total	7.5	8.7

Audit Fees

Audit fees are fees for:  (i) the audit of our consolidated financial statements for the year of 2018, the reviews of our quarterly financial information for the year with corresponding audit of our internal control over financial reporting for 2018, which were billed in 2018, and the audit of certain tax credits sold to a bank during 2018; and (ii) the audit of the consolidated financial statements for the year of 2017, and the audit of the internal control over financial reporting of our indirect subsidiary Cnova Brazil.

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

Tax Fees

Tax fees were comprised of the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

All other fees were comprised of the aggregate fees billed for products and services provided by the principal accountant, other than the services reported under “audit fees,” “audit-related fees” and “tax fees.”

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

16D.       Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we are required to comply with Exchange Act Rule 10A-3, which mandates that we either establish an audit committee composed of members of the board of directors that meets specified requirements or rely on an exemption under Exchange Act Rule 10A-3(c)(3), which is the case with our statutory audit committee.  In our assessment, in light of the composition of our statutory audit committee, our reliance on the exemption does not materially adversely affect the ability of our statutory audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

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

Independence of Directors and Independence Tests

The NYSE rules require that a majority of the board of directors must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board of directors.  However, both Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence.

Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting.  Currently, our board of directors consists of  nine members elected by our shareholders, of which three are representatives of the Casino Group, three are representatives of Éxito group, and three are independent directors.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  Brazilian corporate law does not have a similar provision.  According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management.  There is no requirement that non-management directors meet regularly without management.  As a result, the non-management directors on our board of directors do not typically meet in executive session.

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

Although we are not required under applicable Brazilian law, we have created a Corporate Governance and Sustainability Committee and a Human Resources and Compensation Committee to improve our corporate governance practices.  The Human Resources and Compensation Committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers.  For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

Human Resources and Compensation Committee

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit sharing payments to our executive officers is set by our shareholders at the annual general shareholders’ meeting.  On the other hand, the board of directors, through the Human Resources and Compensation Committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such recommendation, the board, through the Human Resources and Compensation Committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.  For further information on our Human Resources and Compensation Committee, see “Item 6C. Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

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

As a foreign private issuer, we chose to rely on an exemption under Exchange Act Rule 10A-3(c)(3).  For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

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
2.(a)

Form of Third Amended and Restated Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, evidencing ADSs representing deposited Shares (defined therein).

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

4.(b)(5)

Companhia Brasileira de Distribuição Shareholders’ Agreement, dated August 20, 2015, among Wilkes Participações S.A., Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A., and, as Intervening Parties, Companhia Brasileira de Distribuição, Segisor S.A.S. and Onper Investments 2015, S.L.(5)

4(b)(6)	Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016.(6)
4(b)(7)	Support Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016.(6)
6.1	See note 4.22 to our financial statements for information explaining how earnings per share information was calculated.
8.1	List of Subsidiaries. See note 3.1 to our financial statements for information regarding our subsidiaries.
12.1	Section 302 Certification of the Chief Executive Officer.*

12.2	Section 302 Certification of the Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Chief Financial Officer.*

(1)           Incorporated herein by reference to our 6-K furnished on May 10, 2018.

(2)           Incorporated herein by reference to our registration statement on Form F-6 (No. 333-207667).

(3)           Incorporated herein by reference to our annual report on Form 20-F filed on July 1, 2011.

(4)           Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.

(5)           Incorporated herein by reference to our 6-K furnished on August 28, 2015.

(6)           Incorporated herein by reference to our annual report on Form 20-F filed on May 10, 2017.

*              Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:   /s/ Peter Paul Lourenço Estermann
Name:  Peter Paul Lourenço Estermann
Title:  Chief Executive Officer

By:   /s/  Christophe José Hildago
Name:  Christophe José Hidalgo
Title:  Chief Financial Officer

Dated: April 29, 2019.

Companhia Brasileira
de Distribuição and
subsidiaries

Consolidated Financial Statements as of
December 31, 2018 and 2017 and for the
Years Ended December 31, 2018, 2017 and
2016 and Report of Independent Registered
Public Accounting Firm

Companhia Brasileira de Distribuição

Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the financial statements of Via Varejo S.A., a Company’s subsidiary, whose assets, liabilities and operations are presented as discontinued operations as of December 31, 2018 and 2017. Via Varejo S.A.’s total assets constitute 46% and 48% of the Company´s total consolidated assets as of December 31, 2018 and 2017, respectively, and its net income (loss) constitute 6% and 44% of the Company´s  consolidated net income for the years ended December 31, 2018 and 2017, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Via Varejo S.A., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 5 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers and financial instruments in 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

São Paulo, Brazil

April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on Internal Control over Financial Reporting

We have audited Companhia Brasileira de Distribuição’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Companhia Brasileira de Distribuição (the Company), based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Via Varejo S.A., a Company’s subsidiary, whose assets, liabilities and operations are presented as discontinued operations as of December 31, 2018. Via Varejo S.A.’s total assets constitute 46% of the Company´s total consolidated assets as of December 31, 2018 and its net loss constitute 6% of the Company´s consolidated net income for the year ended December 31, 2018. The effectiveness of Via Varejo S.A.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Via Varejo S.A.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the  consolidated balance sheets of the Company and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and our report dated April 29, 2019 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

April 29, 2019

Companhia Brasileira de Distribuição

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31, 2018, 2017 and 2016

 (In millions of Brazilian reais, except earnings per share)

	Note	2018	2017	2016
			Restated	Restated
			(Note 5.1)	(Note 5.1)

Net operating revenue	25	49,388	44,634	41,454
Cost of sales	26	(37,834)	(33,646)	(31,654)
Gross profit		11,554	10,988	9,800
Operating expenses
Selling expenses	26	(7,297)	(7,027)	(6,781)
General and administrative expenses	26	(1,057)	(1,032)	(948)
Depreciation and amortization		(840)	(779)	(707)
Other operating expenses, net	27	(216)	(579)	(567)
		(9,410)	(9,417)	(9,003)
Profit from operations before net financial expenses and share of profit of associates		2,144	1,571	797

Financial expenses, net	28	(474)	(730)	(903)
Share of profit (loss) of associates	13	33	(89)	21
Income (loss) before income tax and social contribution		1,703	752	(85)

Income tax and social contribution	20	(449)	(297)	(24)

Net income (loss) for the year from continuing operations		1,254	455	(109)
Net income (loss) for the year from discontinued operations after tax		(74)	356	(1,036)
Net income (loss) for the year		1,180	811	(1,145)

Other comprehensive income (loss) for the year
-Items that may be reclassified to profit or loss in subsequent periods:
Foreign currency translation		(24)	(20)	237
Fair value of trade receivables		8	(17)	(51)
Income taxes		2	3	15
-Items that will not be reclassified to profit or loss in subsequent periods:
Other comprehensive income		(1)	(1)	(3)
Other comprehensive income (loss) for the year, net of income tax		(15)	(35)	198
Total comprehensive income (loss) for the year		1,165	776	(947)

Net income (loss) for the year attributed to:
Controlling shareholders from continuing operations		1,254	455	(109)
Controlling shareholders from discontinued operations		(61)	125	(424)
Total of controlling shareholders		1,193	580	(533)

Non-controlling shareholders from- discontinued operations		(13)	231	(612)
Total of non-controlling shareholders		(13)	231	(612)

Total comprehensive income (loss) attributed to:
Controlling shareholders		1,176	551	(459)
Non-controlling shareholders		(11)	225	(488)
		1,165	776	(947)

Earnings (loss) per share (R$/share) – controlling shareholders’	29
Basic
Common – continuing and discontinued operations		4.19870	2.05284	(2.01118)
Common – continuing operations		4.42584	1.61730	(0.41213)
Preferred – continuing and discontinued operations		4.64129	2.25812	(2.01118)
Preferred – continuing operations		4.86842	1.77904	(0.41213)

Diluted
Common – continuing and discontinued operations		4.19870	2.05284	(2.01118)
Common – continuing operations		4.42584	1.61730	(0.41213)
Preferred – continuing and discontinued operations		4.60961	2.24600	(2.01118)
Preferred – continuing operations		4.83520	1.76950	(0.41213)

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2018, 2017 and January 1, 2017

 (In millions of Brazilian reais)

	Note	2018	2017	01.01.2017
			Restated	Restated
			(Note 5.1)	(Note 5.1)
Current assets
Cash and cash equivalents	7	4,369	3,792	5,112
Trade receivables, net	8	384	618	535
Other receivables	9	302	267	119
Inventories, net	10	5,909	4,822	4,641
Recoverable taxes	11	679	596	674
Derivative financial instruments	18.1	43	-	-
Other current assets		175	146	252
Assets held for sale	32	24,443	22,775	20,153
Total current assets		36,304	33,016	31,486

Noncurrent assets
Trade receivables, net	8	4	80	-
Other receivables	9	128	642	612
Recoverable taxes	11	2,745	1,747	632
Derivative financial instruments	18.1	44	28	-
Deferred income tax and social contribution	20	207	125	174
Related parties	12	34	25	17
Restricted deposits for legal proceedings	21.7	776	762	661
Prepaid expenses		59	43	45
Investments in associates	13	203	156	311
Investment properties		20	21	23
Property and equipment, net	14	9,650	9,138	9,182
Intangible assets, net	15	2,675	1,924	1,908
Total noncurrent assets		16,545	14,691	13,565
Total assets		52,849	47,707	45,051

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2018, 2017, and January 1, 2017

(In millions of Brazilian reais)

	Note	2018	2017	01.01.2017
			Restated	Restated
Current liabilities
Trade payable, net	16	9,246	8,128	7,232
Borrowings and financing	17	2,016	1,251	2,957
Payroll and related taxes		686	640	614
Taxes and contributions payable and taxes payable in installments	19	370	301	254
Related parties	12	145	153	147
Dividends payable	24.9	57	78	-
Financing of property		149	116	116
Rent payable		127	128	110
Deferred revenue	23	250	146	224
Other current liabilities		327	227	296
Liabilities related to assets held for sale	32	19,412	17,824	15,632
Total current liabilities		32,785	28,992	27,582

Noncurrent liabilities
Borrowings and financing	17	3,509	3,337	2,912
Deferred income tax and social contribution	20	581	394	317
Tax payable in installments	19	471	566	540
Provision for contingencies	21	1,235	1,107	1,177
Deferred revenue	23	13	22	24
Provision for losses on investment in associates	13	267	195	36
Other noncurrent liabilities		49	53	46
Total noncurrent liabilities		6,125	5,674	5,052
Shareholders’ equity
Share capital	24	6,825	6,822	6,811
Capital reserves		413	355	331
Earning reserves		3,911	3,060	2,643
Other comprehensive loss		(66)	(49)	(20)
		11,083	10,188	9,765
Non-controlling interest		2,856	2,853	2,652
Total shareholders’ equity		13,939	13,041	12,417

Total liabilities and shareholders’ equity		52,849	47,707	45,051

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2018, 2017 and 2016

 (In millions of Brazilian reais)

	Controlling Shareholders
		Capital reserves		Earnings reserves					Appro-priated earnings	Other comprehensive Income (loss)	Total	Non-controlling Interest	Total
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Retained Earnings	Tax incentive reserve
At January 1, 2016	6,806	7	295	426	2,624	(7)	290	-	-	(87)	10,354	2,998	13,352
Effect of adoption of new accounting standards (Note 5.1.4)	-	-	-	-	-	-	-	-	(24)	(7)	(31)	(47)	(78)
At January 1, 2016 (restated)	6,806	7	295	426	2,624	(7)	290	-	(24)	(94)	10,323	2,951	13,274
Other comprehensive income:
Net loss for the year	-	-	-	-	-	-	-	-	(533)	-	(533)	(612)	(1,145)
Foreign currency translation (note 24.6)	-	-	-	-	-	-	-	-	-	91	91	146	237
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(23)	(23)	(28)	(51)
Income tax related to other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	7	7	8	15
Other	-	-	-	-	-	-	-	-	-	(1)	(1)	(2)	(3)
Comprehensive income (loss) for the year	-	-	-	-	-	-	-	-	(533)	74	(459)	(488)	(947)
Capital increase (note 24.1)	5	-	-	-	-	-	-	-	-	-	5	-	5
Share-based expenses (note 24.5)	-	-	21	-	-	-	-	-	-	-	21	-	21
Share-based expenses - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	-	8	5	13
Transfer to Appropriation of income to expansion reserve	-	-	-	-	119	-	(119)	-	-	-	-	-	-
Proposed dividends - additional (note 24.9)	-	-	-	-	-	-	(4)	-	-	-	(4)	-	(4)
Absorption of losses	-	-	-	-	(444)	-	(38)	-	482	-	-	-	-
Transactions with noncontrolling interest (note 24.7)	-	-	-	-	-	-	(138)	-	-	-	(138)	165	27
Put option - CD Colombia	-	-	-	-	-	-	9	-	-	-	9	19	28
At December 31, 2016 (restated)	6,811	7	324	426	2,299	(7)	-	-	(75)	(20)	9,765	2,652	12,417
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	580	-	580	231	811
Foreign currency translation (note 24.6)	-	-	-	-	-	-	-	-	-	(20)	(20)	-	(20)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(10)	(10)	(7)	(17)
Income taxes related to other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	2	2	1	3
Other	-	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	-	580	(29)	551	225	776
Capital increase (note 24.1)	11	-	-	-	-	-	-	-	-	-	11	-	11
Share-based expenses (note 24.5)	-	-	16	-	-	-	-	-	-	-	16	-	16
Share-based expenses - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	-	8	3	11
Appropriation of income to legal reserve	-	-	-	31	-	-	-	-	(31)	-	-	-	-
Transfer to expansion reserve	-	-	-	-	429	-	-	-	(429)	-	-	-	-
Interest on own capital	-	-	-	-	-	-	-	-	(81)	-	(81)	(20)	(101)
Proposed dividends (note 24.9)	-	-	-	-	-	-	-	-	(78)	-	(78)	(9)	(87)
Gain (loss) equity interest	-	-	-	-	-	-	(2)	-	-	-	(2)	2	-
Transaction with noncontrolling interest	-	-	-	-	-	-	(2)	-	-	-	(2)	-	(2)
Balance at December 31, 2017 (restated)	6,822	7	348	457	2,728	(7)	(4)	-	(114)	(49)	10,188	2,853	13,041

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2018, 2017 and 2016

 (In millions of Brazilian reais)

	Controlling Shareholders
		Capital reserves		Earnings reserves					Appro-priated earnings	Other comprehensive Income (loss)	Total	Non-controlling Interest	Total
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Retained Earnings	Tax incentive reserve
At December 31, 2017 (restated)	6,822	7	348	457	2,728	(7)	(4)		(114)	(49)	10,188	2,853	13,041
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	1,193	-	1,193	(13)	1,180
Foreign currency translation	-	-	-	-	-	-	-	-	-	(24)	(24)	-	(24)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	8	8	-	8
Income taxes related to other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	-	-	2	2
Other	-	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,193	(17)	1,176	(11)	1,165

Capital increase (note 24.1)	3	-	-	-	-	-	-	-	-	-	3	-	3
Share-based expenses (note 24.5)	-	-	44	-	-	-	-	-	-	-	44	-	44
Share-based expenses - subsidiaries (note 24.5)	-	-	14	-	-	-	-	-	-	-	14	7	21
Appropriation of income to legal reserve	-	-	-	60	-	-	-	-	(60)	-	-	-	-
Interest on own capital	-	-	-	-	(13)	-	-	-	(261)	-	(274)	-	(274)
Gain (loss) equity interest	-	-	-	-	-	-	(4)	-	-	-	(4)	4	-
Transfer to expansion reserve	-	-	-	-	638	-	-	58	(696)	-	-	-	-
Proposed dividends (note 24.9)	-	-	-	-	-	-	-	-	(56)	-	(56)	-	(56)
Transactions with noncontrolling interest	-	-	-	-	-	-	(2)	-	(6)	-	(8)	3	(5)
Balance at December 31, 2018	6,825	7	406	517	3,353	(7)	(10)	58	-	(66)	11,083	2,856	13,939

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016

(In millions of Brazilian reais)

	2018	2017	2016
		Restated (Note 5.1)	Restated (Note 5.1)
Cash flow from operating activities
Net income (loss) for the year	1,180	811	(1,145)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax (note 20)	77	(35)	(118)
(Gain) loss on disposals of property and equipment	(40)	247	203
Depreciation and amortization	889	833	1,089
Financial charges	761	947	1,272
Adjustment to present value	3	-	-
Share of profit of associates	(73)	69	(28)
Provision for contingencies	730	675	1,080
Provision for write-off and impairment	(3)	1	-
Share-based payment	43	24	29
Allowance for doubtful accounts (note 8.2)	634	737	630
Allowance for inventory losses and damages (note 10.2)	(6)	(1)	44
Deferred revenue	(478)	(394)	(372)
Other operating income	(369)	(723)	-
Gain on sale of subsidiaries	-	-	(94)
	3,348	3,191	2,590
Changes in operating assets and liabilities
Trade receivables	(326)	(2,115)	(1,259)
Inventories	(1,475)	(1,505)	107
Recoverable taxes	(1,350)	(321)	(709)
Other assets	(56)	(60)	118
Related parties	166	153	(470)
Restricted deposits for legal proceedings	(1)	(366)	(218)
Trade payables, net	2,149	3,059	(1,486)
Payroll and related taxes	36	103	134
Taxes and social contributions payable	249	(127)	55
Payments of income tax and social contributions	(410)	(119)	(132)
Provision for contingencies	(1,021)	(447)	(415)
Deferred revenue	1,032	(8)	660
Other liabilities	209	148	(279)
Receipts of dividends and interest on own capital	36	309	-
	(762)	(1,296)	(3,894)

Net cash provided by (used in) operating activities	2,586	1,895	(1,304)

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016

(In millions of Brazilian reais)

	2018	2017	2016
		Restated	Restated
Investing activities
Purchase of property and equipment (note 14.3)	(1,830)	(1,402)	(1,265)
Purchase of intangible assets (note 15.3)	(536)	(311)	(279)
Proceeds from sales of property and equipment	467	121	55
Proceeds from sale of subsidiary	-	-	137
Payment by Via Varejo to Cnova N.V. for the exchange of shares	-	-	(47)
Net cash related to Cnova NV (discontinued operations)	-	-	(621)
Net cash used in investing activities	(1,899)	(1,592)	(2,020)

Financing activities
Capital increase	3	11	5
Proceeds from borrowings and financing (note 17.2)	9,139	7,789	8,082
Payments of borrowings and financing (note 17.2)	(8,747)	(9,785)	(7,481)
Payments of dividends and interest on own capital	(351)	(101)	(4)
Installment payments on acquisition of subsidiary	(2)	(8)	(79)
Financing with related parties	-	-	952
Net cash provided by (used in) financing activities	42	(2,094)	1,475

Net increase (decrease) in cash and cash equivalents	729	(1,791)	(1,849)

Cash and cash equivalents at the beginning of the year	7,351	9,142	11,015
Exchange rate in cash and cash equivalents	-	-	(24)
Cash and cash equivalents at the end of the year	8,080	7,351	9,142

	2018	2017	2016
Cash and cash equivalents reconciliation:
Cash and cash equivalents as per the cash flow	8,080	7,351	9,142
Cash and cash equivalents as per the balance sheet	4,369	3,792	5,112
Cash included in assets held for sale and discontinued operations (note 32.2)	3,711	3,559	4,030

Non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper/Mercado Extra", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 32) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

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

1.1.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration ("Proceeding") filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península")

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and establish the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitration process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

2.      Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis except, for certain financial instruments measured at their fair value. The consolidated financial statements are presented in millions of Brazilian Reais (“R$”), which is the functional currency of the Company. The functional currency of subsidiaries located abroad is the local currency of each jurisdiction.

The consolidated financial statements for the year ended December 31, 2018 were approved by the Board of Directors on April 24, 2019.

As a result of the ongoing process for the sale of the subsidiary Via Varejo S.A. (note 32) and in accordance with the requiremetns of IFRS 5 – Noncurrent Assets Held for Sale and Discontinued Operations, the subsidiary Via Varejo S.A. has been presented as a discontinued in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016.

The consolidated statements of cash flow include the cash flows from continuing and discontinued operations. The details of the cash flows from discontinued operations are disclosed in Note 32.2.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	2018	2017
Companies
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	100.00	100.00
Sendas Distribuidora S.A. (“Sendas”)	100.00	100.00
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	100.00
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	100.00
CBD Holland B.V. (“CBD Holland”)	100.00	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	100.00
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	100.00
SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	100.00	100.00
Bitz Fidelidade e Inteligência S.A. ("Bitz")	100.00	100.00
Leji Intermediação S.A. ("James") (***)	100.00	-
Via Varejo S.A. (“Via Varejo”) (*)	43.23	43.31
Indústria de Móveis Bartira Ltda. (“Bartira”) (*)	43.23	43.31
VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”) (*)	43.23	43.31
Globex Adm. e Serviços Ltda. (“Globex Adm”) (*)	43.23	43.31
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”) (*)	43.23	43.31
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”) (*)	43.23	43.31
Cnova Comércio Eletrônico S.A. (”Cnova Brasil”) (*)	43.23	43.31
Via Varejo Luxembourg Holding S.a.r.l ("VVLuxco") (**)	-	43.31
Via Varejo Netherlands Holding B.V. ("VVDutchco") (**)	-	43.31
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”) (**)	-	43.31
Nova Experiência PontoCom S.A. (“Nova Experiência”) (**)	-	43.31
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	100.00	100.00
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	100.00	100.00

Associates
Cnova N.V. (“Cnova Holanda”)	33.98	34.05
Cdiscount Group S.A.S. (“CDiscount”) (**)	-	34.05
Cnova Finança B.V. (“Cnova Finança”) (**)	-	34.05
Cdiscount Afrique SAS (“Cdiscount Afrique”)	33.98	34.05
Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	33.98	34.05
Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	33.98	34.05
Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	33.98	34.05
CLatam AS Uruguay (“CLatam”)	23.79	23.84
Cdiscount Panama S.A. (“Cdiscount Panama”)	23.79	23.84
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	23.79	23.84
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	23.78	23.83
Cnova Pay	33.98	34.05
BeezUP SAS ("BezzUp")	33.98	20.43
CARYA (****)	33.87	-
HALTAE (****)	33.87	-
C-Logistics (****)	33.87	-
NEOSYS (****)	33.87	-
Neotech Solutions (****)	33.87	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	41.92	41.93
Banco Investcred Unibanco S.A. (“BINV”)	21.62	21.65
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	41.92	41.93

(*) The operations of Via Varejo and its subsidiaries are presented as discontinued operations (see note n°32)

(**) Companies merged in 2018

(***) Companies acquired during 2018 (see note 13.2)

(****) Companies acquired in 2018 by Cnova N.V.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.2.   Subsidiaries

The Company consolidates all its subsidiaries and reports non-controling interests in a separate line item in shareholders’ equity.

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination if a subsidiary is controlled by the Company and the basis of consolidation are in accordance with the requirements of IFRS 10 - Consolidated Financial Statements.

Entities in which the Company owns less than 50% of interest, but it exercises control pursuant to its voting rights or shareholders’ agreement, are consolidated by the Company.

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period of the Company, using consistent accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are directly recorded in equity. Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

3.3.   Associates

Investments in associates are accounted for under the equity method when Group exercises significant influence, but not control, and (a) it is part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions; and (b) it has power to participate in the operational and financial decisions. The Group’s relevant associates are: i) BINV (discontinued operation) and FIC that are managed by Banco Itaú Unibanco S.A (“Itaú Unibanco”) and ii) Cnova N.V. which holds mainly the investment on e-commerce in France.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation – Continued

3.3.   Associates – Continued

The summarized financial information of associates is as follows:

	FIC
	2018	2017
		Restated

Current assets	5,952	4,729
Noncurrent assets	59	69
Total assets	6,011	4,798

Current liabilities	5,279	4,194
Noncurrent liabilities	10	11
Shareholders’ equity	722	593
Total liabilities and shareholders’ equity	6,011	4,798

Statement of operations:	2018	2017	2016
		Restated	Restated

Revenues	969	988	1,118
Operating income	398	240	207
Net income for the year	218	139	136

In applying the equity method in this associate, the special goodwill reserve recorded by FIC is deducted from its shareholders’ equity, since it represents Itaú Unibanco’s exclusive right.

	Cnova N.V.
	2018	2017

		Restated
Current assets	3,121	2,765
Noncurrent assets	1,270	796
Total assets	4,391	3,561

Current liabilities	5,057	3,957
Noncurrent liabilities	115	174
Shareholders’ equity	(781)	(570)
Total liabilities and shareholders’ equity	4,391	3,561

Statement of operations:	2018	2017	2016
		Restated	Restated
Revenues	9,370	7,337	6,879
Operating loss	(78)	(111)	(155)
Loss for the year	(133)	(406)	(233)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies

4.1.   Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity

Financial assets are initially recognized when the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Group transfers the contractual rights to receive the cash flows of the financial asset.

Financial Assets

(i)         Classification of financial assets

In accordance with IFRS 9, upon initial recognition, a financial asset is classified and measured:

•         at amortized cost,

•         at fair value through other comprehensive income (“FVOCI”) with recycling of cumulative gains and losses

•         at FVOCI with no recycling of cumulative gains and losses upon derecognition

•         or fair value through profit or loss (“FVPL”)

The classification of financial assets at initial recognition is generally based on the business model in which a financial asset is managed and on the characteristics of its contractual cash flows.

A derivative embeded with a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

A financial asset is measured at its amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•  Its contractual terms give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model with the objective of both holding to collect contractual cash flows and selling; and

•  Its contractual terms give rise on specified dates to cash flows are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.1  Financial instruments – Continued

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. Group has not investments classified in OCI.

(i)     Classification of financial assets - Continued

 Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This includes all derivative financial assets.

A financial asset (unless it refers to trade receivables without a significant component of financing that is initially measured at the transaction price) is initially measured at fair value, plus, for an item that is not measured at FVPL, any transaction costs directly attributable to its acquisition.

(ii)   Subsequent measurement

Financial assets at amortized cost – Financial assets are amortized costs are subsequently using the effective interest rate method. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at FVOCI – For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Uponderecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Financial assets measures at FVPL – Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.

(iii)   Impairment of financial assets

IFRS 9 replaces the “incurred loss” model of IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to IFRS 9, provisions for losses are measured at one of the following bases:

•         Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date.  For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.   Significant accounting policies - Continued

4.1    Financial instruments – Continued

(ii)     Impairment of financial assets – Continued

•         Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected term of a financial instrument.

•         Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, at the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with its maturity.

The Group chose to measure provisions for losses from accounts receivable and other receivables at an amount that equals to the credit loss expected for the term, and for trade receivables, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Group takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit assessment and considering information about projections.

The Group assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Group considers a financial asset as in default when:

•    the likelihood that the debtor will fully pay its obligations to the Group, without considering actions such as execution of guarantees (if any), is low; or

•    the financial asset is overdue more than 90 days.

The Group determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the Group is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimated based on weighted probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI have any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.       Significant accounting policies - Continued

4.1    Financial instruments – Continued

(ii)    Impairment of financial assets – Continued

Presentation of impairment loss – Provision for losses on financial assets measured at amortized cost is deducted from their gross carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under “selling expenses”.

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•         Credit risk level and historical losses – for wholesale clients and property rental; and

•         Delinquency status, default risk and historical losses – for credit card operators and other clients.

(iii)   Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a group of similar financial assets) is derecognized when:

•       The rights to receive cash flows form the asset have expired; or

•       The Group  has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through”  arrangement; and either (a) the Group has transferred substantially all the risks and rewards related to the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards related to the asset, but has transferred control over the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a “pass through” arrangement, it evaluates if, and to what extent, it has retained retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, not transferred control of the asset, the Group continues to recognize the transferred asset to the extent of it continued involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Group.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.       Significant accounting policies - Continued

4.1    Financial instruments – Continued

Financial liabilities

(iv)   Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments.

(v)    Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

•         Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss.

•         Loans and borrowings

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 17.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.       Significant accounting policies - Continued

4.1    Financial instruments – Continued

(vi)   Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such and exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

(iii)    Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis, to realize the assets and settle the liabilities simultaneously.

Note 18 contains additional information about financial instruments and details on how they are measured.

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies at the date the transaction qualifies for recognition.

Assets and liabilities denominated in foreign currencies are translated to Real using the spot rate at the end of each reporting period. Gains or losses on exchange variations are recognized as financial income or expense.

4.3.   Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to fluctuations not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.3.   Derivative financial instruments – Continued

The following are recognized as fair value hedges:

•       The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations;

•       In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amounts of cash, with a maturity of three months or less and are subject to an insignificant risk of change in value.

4.5.   Trade receivables

Trade receivables are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card companies and (ii) amortized cost, mainly a customer portfolio presented in discontinued operations.

Receivables are considered unrecoverable and therefore written off from, when the payment is not made after 360 days from due date. At each balance sheet date, the Company assesses whether the assets or groups of financial assets have any indications of impairment.

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories to selling conditions at the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Inventories are reduced by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recover margin, among others, and are deducted from the payables to the respective suppliers, once the Group is contractually entitled to settle trade payables net of these bonuses.

4.8.   Present value adjustment of assets and liabilities

The long term assets and liabilities are adjusted to their present value, considering the contractual cash flows and respective interest rate, implicit or explicit. Short term assets and liabilities are not adjusted to present value.

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Group can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Group’s activities.

The Group tests its non-financial assets and intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value less cost or its value in use, whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an impairment loss is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year consistent with the function of the respective impaired asset. Previously recognized impairment losses are reversed only if there is a change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.   Significant accounting policies – Continued

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. It includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	40
Leasehold improvements	24
Facilities	12
Furniture and fixtures	9
Vehicles	5
Machinery and equipment	10
Others	5

Property and equipment items and eventual significant parts are written off when sold or no future economic benefits are expected from its use. Any gains or losses arising from the disposals of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of property and equipments items for fiscal year 2018 and no significant changes were deemed necessary.

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

4.12.Investment properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation or impairment loss, if any.

Investment properties are written off when they are sold or no longer used and no future economic benefit is expected from its use. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations in the period in which the asset is disposed of.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists and brands.

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

Software development costs recognized as assets are amortized over their useful lives (5 to 10 years), according to the amortization rates disclosed in the note 4.10, beginning the amortization when the asset become operational.

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

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of operations in the year the asset is derecognized.

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) that are expected to be realized or are intended for sale or consumption within twelve months from the end of the reporting periods are classified as current assets. Liabilities (except for deferred income tax and social contribution) that are expected to be settled within twelve months from the end of the reporting periods are classified as current liabilities. All other assets and liabilities are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to IAS 12.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.15.Assets held for sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is met only when the asset is available for sale in the present condition, exposed only to the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to complete within one year.

When the Company is committed to a sale plan involving the loss of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a single caption in the statements of operations.

Non current assets classified as held for sale are measured based on the lower amount between their carrying amount and their fair value less cost to sell.

4.16.Leases

The definition of an agreement as lease is based on an assessment at the inception of the lease, i.e., if fulfilment of the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The Group leases equipment and commercial spaces, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary substantially from 5 to 25 years.

The Group as a lessee

Finance lease agreements, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and deducted from lease liabilities. Financial charges are recognized as a financial expense.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter.  Leasehold improvements and rebuilding follow the same policy.

An operting leases is a lease other than a finance lease.

Operating lease payments (excluding service costs, such as insurance and maintenance) are recognized as an operating expenses, on straight-line basis, over the lease term.

Contingent rents are recognized as an expense when incurred.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.16.Leases – Continued

Group as lessors

Lease agreements in which the Group does not transfer substantially all the risks and rewards of ownership of the asset are classified as operating lease. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating an operating lease are accounted for as part of the carrying amount of the leased asset and amortized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned.

4.17.Provisions

Provisions are recognized when the Group has present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Group expects a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the provision is recognized in statement of operations for the year, net of any reimbursement. In case of attorney’s fees in favorable court decisions, the Group’s policy is to record a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the estimated amounts involved in lawsuits in progress.

4.18.Dividend distribution and interest on own capital

Dividend distribution to the Group’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Additional dividends are only recorded when approved by the Group’s Board of Directors

The Group may pay interest as remuneration of its own capital calculated over the shareholders' equity accounts, observing the rate and limits determined by law.

4.19.Deferred Revenue

The Group records deferred revenue related to amounts received in advance from business partners for the exclusivity in the intermediation of services of additional or extended warranties, recognized in profit and loss as the service is rendered in the sale of these warranties jointly with the business partners.

4.20.Equity

Common and preferred shares are classified as equity.

When the Group purchases its own shares (treasury shares), the remuneration paid, including any directly attributable costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or sold to the market. When these shares are subsequently sold, any remuneration received, net of any directly attributable costs, is included in equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.21.Share-based payment

Employees and senior executives of the Company and its subsidiaries  receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

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

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any unrecognized expense related to the premium are immediately recognized in profit or loss for the year, this includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the grant date, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 29).

4.22.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•       Numerator: profit for the year adjusted by dilutive effects from stock options.

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

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.23.Determination of net income

(i)      Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework to determine when and for how much  revenue form contracts with customers should be recognized.

a)  Sale of goods

       Revenue from sale of goods is recognized when control of the goods is transferred to the customer, usually when delivered in the store, and at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods . No revenue is recognized if collection is uncertain.

b)  Service revenue

The Company acts as agent in insurance extended warranty, financial protection insurance, personal accident insurance, technical assistance and mobile phone credits recharge. Revenues from these services are recognized at a point of time and presented net of related costs and recognized when control of the service is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

c) Finance service revenue

As the activity of customer financing is an essential part of the Group’s business, mainly in our subsidiary Via Varejo, for all financial instruments measured at amortized cost, financial income is recorded using the effective interest rate, which discounts exactly the estimated future cash flow as through the expected term of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset. Interest income is included under financial services.

d)  Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected term of the financial instrument or a shorter period, where appropriate, from the carrying amount of the financial asset or liability. Interest income is included in the financial result in the statement of operations for the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.23.Determination of net income – Continued

(ii)     Cost of goods sold

The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Group, comprising warehousing, handling and freight costs incurred until the goods are ready for sale.

(iii)    Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, fees charged by credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main media used by the Group are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss through campaign period.

(iv)    General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including purchasing and procurement, information technology and financial activities.

(v)     Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

(vi)    Financial result

Financial expenses include substantially interest and financial charges on borrowings and financing and discounting receivables during the year, losses arising from measurement of derivative financial instruments at fair value, losses on disposals of financial assets, financial charges on provisions on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by highly liquid short-term investments and gains arising from measurement of derivative financial instruments  at fair value.

4.24.Taxation

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those enacted or substantially enacted at the balance sheet date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.24.Taxation – Continued

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL, and it is paid by each legal entity. According to tax legislation in Brazil there is no a Group´s Corporate Tax Return, and each legal entity have its own tax obligations.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences between the tax basis and accounting basis of assets and liabilities at the end of the reporting period.

Deferred income tax and social contribution assets are recognized for all future deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available to be compensated against these temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income tax and social contribution liabilities are recognized for all future taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that these temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of these assets to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and relates to the same taxpayer entity and to the same tax authority.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.24.Taxation – Continued

Other taxes

In Brazil, revenue from sales of goods or services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each state and city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented as a reduction of sales revenue.

Revenue and expenses are recognized net of taxes, except when the sales tax paid on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as cost or expense item, as applicable.

4.25.Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportional interest in the acquiree’s identifiable net assets. The acquisition costs are expensed as incurred in general and administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for  appropriate classification and designation in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the segregation of derivatives embedded in agreements in host contracts by the acquiree.

If the business combination achieved in stages, the previously held interest in the acquiree is adjusted to its fair value on the acquisition and any difference with its carrying amount is recognized in profit or loss.

Any contingent consideration is recognized at fair value on the acquisition date as part of the business combination. Subsequent changes in the fair value of any contingent consideration classified as an asset or liability that is a financial instrument is recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previously held interest in the acquire. If the fair value of the net assets acquired is in excess of the aggragated consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at he acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the cash generating unit that are expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned those units.

When goodwill is part of a cash-generating unit and part of the operation of this unit is sold, the goodwill related to that part is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation to the total of the cash-generating unit which was retained.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.26. Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

The Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions are not in the scope of IFRS 3.

4.27.Foreign operations

For each entity, the Group determines the and items included in the financial statements of each entity are measured using that functional currency.

On consolidation, the financial statements of foreign oprations are translated into Reais, as follows:

•       Assets and liabilities, including goodwill, are translated into Reais at the rate of exchange prevailing at the reporting date.

•       Their statements of profit or loss are translated into Reais using the average rate for the period except when significant fluctuations in the exchange rate occurs, in which case, the rate at the transaction date is used.

The exchange differences arising on the translation for consolidation are recognized in OCI. When a foreign operation is disposed of, the component of OCI related to that particular foreign operation is reclassified to profit or loss.

4.28.Customer loyalty programs

The Group has a loyalty program that provides incentives to its customers in the sale of products or services.

The current loyalty program establishes monthly purchase targets to each customer, taking into account the purchase history. If the targets are met the customer is granted credits and can choose a prize from a list of items/ products provided by the Group or to receive a discount in select products. Prizes selected by the customer can be reddemed usually until the following month.

The Company estimates the fair value of the credits granted to the customers and liability associated with the loyalty programs "Programa Mais" and "Clube Extra"based upon the average cost of the redeemable prizes

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective

5.1.   New and amended standards and interpretations

In 2018, the Group applied amendments and new interpretations to IFRSs issued by IASB, which were effective for accounting periods beginning on or after January 1, 2018. The main new standards adopeted are as follows:

Statement	Description	Impact

IFRS 9 – Financial Instruments	Several changes in classification and measurement, mainly in the measurement of impairment of financial assets and hedge accounting.	Reclassification of financial assets impacting Shareholders' Equity and increase of impairment losses. See note 5.1.4
IFRS 15 – Revenue from contracts with customers	Applies a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	Reclassification between lines related to rebates received from suppliers. See note 5.1.4
IFRS 2 - Classification and measurement of share based payment	Between other changes describes modifications of settled options of shares.	Reclassification of withholding taxes for shareholders' equity. See note 5.1.4
IFRS 10 and IAS 28 improvements – Sale or asset contribution between investor and associate or Joint Venture

In case of assets sale or asset contribution between investor and associates or joint venture, the transaction will only be recognized in profit and loss if the transaction is done with unrelated third party.

The adoption of this standard had no significant impact on the financial statements.

5.1.1.          IFRS 15 Revenue from contracts with customers

IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contract with customers. IFRS 15 establishes a five-step model to account for revenue arising from contacts with customers and requires that revenue to be recognized at an amount that reflects the consideration to which and entity expects to be entitled in exchange for transferring good or services  to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also  specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Group adopted IFRS 15 using the full retrospective method of adoption.

The effect of the adoption of IFRS 15 resulted in the presentation of rebates received from suppliers related to trade marketing as a reduction of cost of sales (see note 5.1.4). These rebates were previously reported as a reduction of marketing expenses and upon adoption of IFRS 15 management determined that the Company does not have any performance obligation associated with the amounts received from the suppliers.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.1.   New and amended standards and interpretations - Continued

5.1.2  IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement, for annual periods beginning on or after January 1, 2018, bringing together all the three aspects os accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

Transition – The Group applied IFRS 9 using full retrospective method, except as described below. The Group concluded on the following matters based on facts and circumstances that existed on the date of initial adoption:

•  Determination of the business model in which a financial asset is held.

•  Designation and cancellation of prior designations of certain financial assets and liabilities measured at FVPL.

•  Determinations of variables related to estimates of impairment.

•  Designation of certain investments in equity instruments not held for trading at FVOCI.

All hedge relationships designated in IAS 39 on December 31, 2017 met the criteria for hedge accounting pursuant to IFRS 9 on January 1, 2018 and are, therefore, considered as continuing hedge relationships.

The adoption of IFRS 9 did not have a significant impact on the Group’s accounting policies related to financial liabilities and derivative financial instruments.

i)    Classification and measurement of Financial Assets and Liabilities

Financial instruments at FVOCI – On December 31, 2017, the amount under continuing operations was R$12 (R$6 on January 1, 2017 and R$3 on January 1, 2016) and the amount under discontinued operations was R$64 (R$ 54 on January 1, 2017 and R$5 on January 1, 2016)

ii)   Impairment of financial assets

Impact of the new impairment loss model – The Group determined that the application of the requirements for impairment under IFRS 9 resulted in an additional impairment on accounts receivable of R$6, R$9 and R$11 in continuing operations at December 31, 2017, December 31,2016, and January 1, 2016, respectively.

The additional impairment in discontinued operations is as follows:

	Discontinued operations
	2017	01.01.2017	01.01.2016
Accounts receivable from credit card operators	24	1	1
Consumer financing CDCI	131	139	124
Accounts receivable from freight companies	9	9	8
Accounts receivable b2b	11	8	1
Total	175	157	134

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.1    New and amended standards and interpretations - Continued

5.1.2  IFRS 9, Financial Instruments - Continued

5.1.3.          Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The Group applied the amendments IFRS 2, Share-based payment, to account for the withholding of income tax associated with the share-based payment to employees. Consequently, the withhold tax was accounted for as a deduction of shareholders’ equity, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld. As such, the liability related to the withheld liabilities in the amount of R$13 in continuing operations, and R$8 in discontinued operations was reclassified to shareholders equity on the initial date of adoption, i.e. January 1, 2018.

5.1.4.          Effects of the application of new standards

The effect of the retrospective adoption of IFRS 15, IFRS 9 as of January 1, 2018, with impacts on the statement of income for the year ended December 31, 2017 and 2016, balance sheets on December 31, 2017 and  January 1, 2017 (derived from December 31, 2016), statements of cash flows on December 31, 2017, and 2016 are as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.1.   Changes to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.          Presentation of the retrospective effects of the application of pronouncements – Continued

Balance Sheet	01.01.2017
	As originally reported	Effects IFRS9	Equity effects (*)	As restated

Trade receivables	543	(8)	-	535
Other receivables	126	(7)	-	119
Assets held for sale	20,303	(148)	(2)	20,153
Total current assets	31,651	(163)	(2)	31,486

Deferred income tax and social contribution	170	4	-	174
Investments in associates	316	-	(5)	311
Total noncurrent assets	13,566	4	(5)	13,565
Total assets	45,217	(159)	(7)	45,051

Provision for losses on investment in associates	22	-	14	36
Total noncurrent liabilities	5,038	-	14	5,052

Shareholders’ equity	9,860	(75)	(20)	9,765
Non-controlling interest	2,737	(84)	(1)	2,652
Total shareholders’ equity	12,597	(159)	(21)	12,417
Total liabilities and shareholders’ equity	45,217	(159)	(7)	45,051

Balance Sheet	2017
	As originally reported	Effects IFRS9	Equity effects (*)	As restated
Trade receivables	632	(14)	-	618
Other receivables	271	(4)	-	267
Assets held for sale	22,961	(178)	(8)	22,775
Total current assets	33,220	(196)	(8)	33,016

Deferred income tax and social contribution	121	4	-	125
Investments in associates	177	-	(21)	156
Total noncurrent assets	14,708	4	(21)	14,691
Total assets	47,928	(192)	(29)	47,707

Provision for losses on investment in associates	165	-	30	195
Total noncurrent liabilities	5,644	-	30	5,674

Shareholders’ equity	10,333	(90)	(55)	10,188
Non-controlling interest	2,959	(101)	(5)	2,853
Total shareholders’ equity	13,292	(191)	(60)	13,041
Total liabilities and shareholders’ equity	47,928	(191)	(30)	47,707

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.          Presentation of the retrospective effects of the application of pronouncements – Continued

Statements of Operations	2016
	As originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	As restated

Cost of Sales	(31,933)	279	-	-	(31,654)
Gross Profit	9,521	279	-	-	9,800
Operating Expenses, Net
Selling Expenses	(6,567)	(215)	1	-	(6,781)
General and Administrative Expenses	(884)	(64)	-	-	(948)
Share of Profit of Associates	60	-	-	(39)	21
Income before Income Tax and Social Contribution	(47)	-	1	(39)	(85)
Income Tax and Social Contribution	(24)	-	-	-	(24)
Net Income from Continuing Operations	(71)	-	1	(39)	(109)
Net Income from Discontinued Operations	(1,005)	-	(17)	(14)	(1,036)
Net Income for the Year	(1,076)	-	(16)	(53)	(1,145)
Attributed to:
Net Income from Continuing Operations	(71)	-	1	(39)	(109)
Net Income from Discontinued Operations	(411)	-	(7)	(6)	(424)
Total of Controlling Shareholders	(482)	-	(6)	(45)	(533)

Non-controlling shareholders from discontinued operations	(594)	-	(10)	(8)	(612)
Total of non-controlling shareholders	(594)	-	(10)	(8)	(612)

Statement of Cash Flows	2016
	As originally reported	Effects IFRS9	Equity effects (*)	As restated
Net Cash used in Operating Activities	(1,304)	-	-	(1,304)
Cash Provided by the Operations	2,590	-	-	2,590
Net loss for the year	(1,076)	(16)	(53)	(1,145)
Deferred Income Tax	(113)	(5)	-	(118)
Share of Profit of Subsidiaries and Associates	(81)	-	53	(28)
Allowance for doubtful accounts	609	21	-	630

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.          Presentation of the retrospective effects of the application of pronouncements – Continued

Statements of Operations	2017
	As originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	As restated

Cost of Sales	(33,931)	285	-	-	(33,646)
Gross Profit	10,703	285	-	-	10,988
Operating expenses, net
Selling Expenses	(6,804)	(225)	2	-	(7,027)
General and Administrative Expenses	(972)	(60)	-	-	(1,032)
Share of Profit of Associates	(60)	-	-	(29)	(89)
Income Before Income Tax and Social Contribution	779	-	2	(29)	752
Income Tax and Social Contribution	(297)	-	-	-	(297)
Net Income from Continuing operations	482	-	2	(29)	455
Net Income from Discontinued Operations	383	-	(21)	(6)	356
Net Income for the year	865	-	(19)	(35)	811
Attributed to:
Net Income from Continuing operations	482	-	2	(29)	455
Net Income from Discontinued Operations	137	-	(9)	(3)	125
Total of controlling shareholders	619	-	(7)	(32)	580

Non-controlling shareholders from discontinued operations	246	-	(12)	(3)	231
Total of non-controlling shareholders	246	-	(12)	(3)	231

Statement of Cash Flows	2017
	As originally reported	Effects IFRS9	Equity effects (*)	As restated
Net Cash provided by Operating Activities	1,895	-	-	1,895
Cash Provided by the Operations	3,191	-	-	3,191
Net Income for the year	865	(19)	(35)	811
Deferred Income Tax	(38)	3	-	(35)
Share of Profit of Associates	34	-	35	69
Impairment	-	1	-	1
Allowance for doubtful accounts	722	15	-	737

(*) Effects of the application of IFRS 9 and IFRS 15 in associates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.2.   New and revised standards and interpretations already issued and not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Statement	Description	Applicable to annual periods beginning on or after
IFRS 16 – Leases

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definitions of finance lease disappear, except for short-term leases and contracts involving immaterial amounts.

01/01/2019
IFRIC 23 - Uncertainty over income tax treatments	Clarify the recognition when there are uncertainties over income tax treatments regulated by IAS 12 - Income Taxes.	01/01/2019

5.2.1  IFRS 16 - Leases

IFRS 16 - Leases, was issued in January 16 and replaces IAS 17- Leases, IFRIC 4- Determining whether an Arrangement contains a Lease, SIC-15 - Operating Leases-Incentives and SIC-27- Evaluating the Substance of Transactions. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Operating lease expense is replaced with depreciation expense related to the right of use and interest expense related to the lease liability. Previously, the Group recognized mainly operating lease expense on a straight-line basis over the term of the lease. Thus, performance indicators such as EBITDA and to a lesser extent current operating income will be positively impacted; conversely, the financial result will be negatively impacted. Net profit will also be affected because the total rental expense is generally higher at the beginning of the lease and decreases over time, unlike a straight-line charge under the current standard. Additionally, net cash from operating activities will be higher as cash payments for the principal portion of the lease liability and the related interest will be classified as cash flows from financing activities.

The Group mainly holds real estate property leases, representing an annual fixed rent expense of R$937 out of a total of R$982 total rent expense in 2018. Initial adoption of IFRS 16 will primarily impact the Group's consolidated financial position through the recognition of a right to use and a related lease liability on stores and warehouses leases, particularly those associated with its food retail segment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.3.   New and revised standards and interpretations already issued and not yet adopted

5.2.2  IFRS 16 - Leases

In 2018, the Group continued to collect and analyze the data required for the application of IFRS 16 starting on January 1st, 2019. The Group is implementing a computer software to ensure the fully integrated operational and financial monitoring of these leases.

The Group plans to adopt IFRS 16 retrospectivelly to each prior reporting period presented, as such the comparative periods will be restated.

The Group will elect to use the exemptions proposed by the standard on the following contracts:

•       Short-term leases (less than 12 months),

•       Leases of low value assets.

Variable lease payments are recognized in profit or loss when the variability is resolved.

The lease term will be the legally enforceable period of the contract and will take into account the options for termination and renewal, the use of which by the Group is reasonably certain.

The discount rate used to calculate the right of use and the lease liability will be determined using some historical data directly attributable to the Group and/or directly observable from the market, such as:

•       The historical borrowing rate of the lessee on similar assets acquisition.

•       The future risk-free curve by maturity

The estimated impact on the opening balance sheet as of January 1, 2019 is as follows:

•       An increase in assets (mainly via the recognition of a right of use) of R$3.7 billion,

•       The recognition of a lease financial liability of R$4.8 billion,

•       An increase in the deferred tax asset of R$0.3 billion,

•       A decrease in equity (net of tax) of R$0.8 billion.

The estimated impacts on the 2018 statement of operations are as follows:

•       A reversal of lease expenses of R$0,9 billion,

•       Recognize the amortization expense of the right to use of R$0.5 billion,

•       Recognize the interest expense of R$0.6 billion,

•       Resulting in a net loss of R$0.1 billion.

The Group has will to disclose the right of use and lease liability in separated lines of the balance sheet.

At December 31, 2018, future minimum lease payments on non-cancelable operating leases on real estate and equipment leases amounted to R$411 in accordance with IAS 17 (note 22), which mainly relate to stores and warehouses. The difference between such amount and the estimated IFRS 16 lease liability is mainly due to:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and standards issued but not yet effective – Continued

5.2.   New and revised standards and interpretations already issued and not yet adopted – Continued

5.2.1  IFRS 16 – Leases – Continued

•  definition of non-cancellable lease criteria under IAS 17, to be reasonably certain under IFRS 16.

•  difference in the methodology used to discount the lease liability under IFRS 16 compared to IAS 17.

5.2.2  IFRIC 23 - Uncertainty over Income Tax Treatments

The IFRIC 23 - Uncertainty Over Income Tax, addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements related to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•       Whether an entity considers uncertain tax treatments separately

•       The assumptions an entity makes about the examination of tax treatments by taxation authorities

•       How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•       How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Group will apply the interpretation from its effective date. There Group does not believe that the adoption of this interpretation will not have significant impacts.

There are no other standards and interpretations issued and not yet adopted that may have a significant impact on net income or shareholders’ equity for the year disclosed by the company in its consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements:

6.1.   Impairment

As described in note 4.9, the Group assessed if its any of its long-lived assets might be impaired at December 31, 2018 and concluded that the recognition of an impairment loss was needed.

a)      Impairment assessment on long-lived assets related to the stores

An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to the stores, as follows:

•  Step 1: compared the carrying amount of stores to a multiple of sales (30% to 35%), representing transactions between retail companies. Stores for which the multiple of sales was  lower than their carrying amount, a more detailed test is made, as described in Step 2 below;

•  Step 2: the Group considered the highest value between: a) the discounted cash flows of stores, using sales growth average 4.1% (3.4% in 2017) for the next five years and a discount rate of 10.1% (9,9% in 2017) and b) a valuation prepared by independent experts;

b)      Impairment assessment on intangible assets with indefinite useful life

For the purposes of impairment test, goodwill acquired through business combinations and licenses (brands) with indefinite life was allocated to cash generating units, which are also operating segments. The segments are: Retail, Cash and Carry, Home Appliances and E-commerce. The last two are available for sale (note 32).

Segments’ recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by senior management for the next three years. The discount rate used on cash flow projections was 10.1%, and the cash flows exceeding five years are extrapolated using a growth rate of 5.5% for retail and cash and carry (5.5% on December 31, 2017). Based on this analysis no impairment charges were recorded.

The Cash-and-Carry brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were acquired through business combinations.

The consolidated Via Varejo total net assets, including Cnova Brasil, were tested as described in note 32.3.

6.2.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax benefit and expenses. The Group records provisions, based on reasonable estimates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's jurisdiction.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions – Continued

6.2.   Income taxes - Continued

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

The Group derecognizes deferred tax assets related to income tax and social contribution when their realization is not probable. Accumulated tax losses do not expire; however their use is limited by law to 30% of taxable income for each year. Recognized deferred tax assets related to accumulated tax loss carryforwards relates to subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.3.   Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be observed in active markets, fair value is determined based on the fair value hierarchy determined by IFRS 13. The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgments is used in the determination of assumptios in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments. The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting period.

6.4.   Share-based payments

The Group calculates compensation expense in relation to share-based payments based on the fair value of the awards at the grant date. Estimating the fair value of awards requires the determination of the most appropriate valuation model, which depends on the terms and conditions of each grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5.

6.5.   Provision for contingencies

The Group is party to several judicial and administrative proceedings (see note 21). Provisions for legal claims are recognized for all cases for which a negative outcome is assessed as probable. In order to assessment the outcome´s propability the Group consideres available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

6.6.   Allowance for doubtful accounts

Via Varejo calculates the allowance for doubtful accounts on the consumer financing (CDCI) portfolio using the credit analysis performed at the time of sale, as well as the subsequent portfolio maturity changes, starting from 60 days. Unemployment rate is also considered in this estimate as this rate has a direct incidence of the customers ability to repay.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

6.     Significant accounting judgments, estimates and assumptions – Continued

6.7.   Recoverable taxes

Recoverable taxes mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The Group assesses the recoverability of these tax credits based on the projections prepared by management and expected consumption of the credits. Further details, see note 11.

6.8.   Inventories

Inventories are carried at the lower between the acquisition cost, calculated using the average cost method, and the net realizable value. The net realizable value is the average sales price, less costs to sell: (i) sales taxes, (ii) personnel expenses directly related to inventories and (iii) purchase cost. Inventories are also adjusted  through the estimations of shrinkage, scrap, slow moving and obsolescence and estimation for merchandise that will be sold with negative gross margin, including for products displayed in the stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

7.     Cash and cash equivalents

		2018	2017

Cash and banks - Brazil		406	396
Cash and banks - Abroad	(*)	80	68
Short-term investments - Brazil	(**)	3,883	3,328
		4,369	3,792

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments refer substantially to highly liquid investments bearing interest at a weighted average rate of 85.78% (98.07% on December 31, 2017) of the Brazilian Interbank Deposit Certificate ("CDI"),  mature in 90 days or less than and which are subject to an insignificant risk of changes in value.

8.      Trade receivables

	2018	2017
		Restated (Note 5.1)

Credit card companies (note 8.1)	38	234
Credit card companies - related parties (note 12.2)	58	170
Sales vouchers and trade receivables	128	147
Private label credit card	53	74
Receivables from related parties (note 12.2)	15	-
Receivables from suppliers	101	79
Allowance for doubtful accounts (note 8.2)	(5)	(6)
	388	698

Current	384	618
Noncurrent	4	80

8.1.   Credit card companies

As part of its cash management strategy, the Group periodically enters into factoring transactions and discounts a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables – Continued

8.2.   Allowance for doubtful accounts on trade receivables

	2018	2017	2016
		Restated	Restated
At the beginning of the year	(4)	(2)	(392)
Effect of adoption of IFRS 9	(2)	(2)	(2)
Restated opening balance	(6)	(4)	(394)
Allowance booked for the year	(630)	(740)	(631)
Write-off of receivables	771	621	561
Assets held for sale and discontinued operations (note 32)	(140)	117	444
Exchange rate changes	-	-	16
At the end of the year	(5)	(6)	(4)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

2018	393	362	10	5	5	11
2017 – Restated	704	673	15	5	2	9

9.      Other receivables

	2018	2017
		Restated

Receivable from Paes Mendonça (note 9.1)	-	532
Accounts receivable from insurers (i)	213	208
Receivable from the sale of subsidiaries (note 9.2)	82	81
Lease receivables	44	48
Receivables from sale of real estate properties	40	5
Other	67	47
Allowance for doubtful accounts	(16)	(12)
	430	909

Current	302	267
Noncurrent	128	642

(i)             The 2017 balance includes R$174 related to the amount to be reimbursed by the insurance company related to losses from the fire in the distribution center located in Osasco that occurred on December 27, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables – Continued

	2018	2017	2016

At the beginning of the year	(12)	(7)	(8)
Allowance booked for the year	(4)	(9)	-
Write-off of receivables	13	-	4
Assets held for sale and discontinued operations (note 32)	(13)	4	(3)
At the end of the year	(16)	(12)	(7)

9.1.   Receivable from Paes Mendonça

The receivable from Paes Mendonça related to the rights to operate certain stores under lease agreements. In September 2018, the Group re-negotiated the terms of the lease of these stores which resulted in the extention of the lease term for an additional 30 years in exchange of an additional down payment. As a result the receivable from Paes Mendonça was offset against such payment and an intangible asset was recorded.

9.2.   Receivable from the sale of subsidiaries

Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was adjusted since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

10.    Inventories

	2018	2017

Stores	4,162	3,564
Distribution centers	1,807	1,307
Real estate inventories (note 10.3)	5	24
Allowance for losses on inventory obsolescence and damages (note 10.2)	(65)	(73)
	5,909	4,822

10.1.Bonuses in inventories

Bonuses from suppliers are included as cost of inventories and recorded to offset cost of sales as the inventories are sold. On December 31, 2018, the unrealized suppliers bonuses, booked as a reduction of inventory balance, amounted to R$315 (R$244 on December 31, 2017).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories - Continued

10.2.Allowance for losses on inventory obsolescence and damages

	2018	2017	2016

At the beginning of the year	(73)	(75)	(150)
Additions	(79)	(110)	(208)
Write-offs	85	111	164
Assets held for sale and discontinued operations (note 32)	2	1	118
Exchange rate changes	-	-	1
At the end of the year	(65)	(73)	(75)

10.3.Real estate inventories

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

11.    Recoverable taxes

	2018	2017

State VAT tax credits - ICMS (note 11.1)	2,335	1,886
Provision for non-realization of ICMS (VAT) tax credits	(28)	(369)
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 11.2)	717	424
Social Security Contribution – INSS	328	312
Income tax and social contribution prepayments	52	71
Other	20	19
Total	3,424	2,343

Current	679	596
Noncurrent	2,745	1,747

The Company records ICMS (State VAT) tax credits as a reduction of cost of sales, only if sufficient evidence is obtained based on legal opinion, documental and factual evidences, including the analysis of recoverability of these credits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - Continued

11.1.ICMS (State VAT)

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution. Referred system implies the prepayment of ICMS throughout the supply chain, upon receiving goods from manufacturer or importer, or their transfers to other State. The expansion of such system to a wider range of products traded at the retail stores is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Group maintains distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST included in the purchase price on behalf of the entire supply chain and then the goods are shipped to locations in other States. Such interstate shipment entitles the Group to a refund of prepaid ICMS, i.e., the ICMS of the supply chain paid at the acquisition of goods will represent a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to the refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

Since the number of items traded at the retail stores, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Group has been using such authorized tax credits to offset against state tax liabilities owed after having obtained Special Regime and also through other procedures determined by state rules.

In 2017, the Company re-assessed its position in relation to the recognition of ICMS (State VAT) tax substitution system – “ICMS-ST” related to prior periods, and started taking credits over sales since November 2016, when the Supreme Court (“STF”) ruled that all tax payers have the right over the difference between the ICMS-ST paid in advance by the supplier and included in the purchase price, and the effective margin on the sale. As a result of a new ruling (CAT 42), enacted in May 2018, which provided alternatives to realize the ICMS ST tax credits for the state of São Paulo, the provision booked in 2017 was reversed.

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least anualy by the occasion of the annual strategic planning approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits, net of provision of R$28, as shown below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes – Continued

11.1.ICMS (State VAT) - Continued

Up to one year	347
From 1 to 2 years	401
From 2 to 3 years	408
From 3 to 4 years	389
From 4 to 5 years	193
More than 5 years	569
2,307

11.2.PIS and COFINS credit

The Group records PIS and COFINS credits when it obtains enough evidence to conclude that it is entitled to these credits. Evidence include i) Interpretation of tax legislation, ii) internal and external factors as legal and market interpretations and iii) accounting evaluation about the matter. These tax credits are recorded as a reduction of profit and loss accounts depending on the nature of tax credits calculated and recorded.

12.    Related parties

12.1.Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and their advisory committees) for the years ended December 31, 2018, 2017 and 2016, were as follows:

(In thousands of Brazilian reais)

	Base salary			Variable compensation			Stock option plan			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Board of directors (*)	12,256	5,797	7,128	-	-	-	-	-	-	12,256	5,797	7,128
Executive officers	42,695	31,408	26,035	15,083	26,813	16,684	29,267	24,405	22,545	87,045	82,626	65,264
Fiscal Council	228	456	-	-	-	-	-	-	-	228	456	-
	55,179	37,661	33,163	15,083	26,813	16,684	29,267	24,405	22,545	99,529	88,879	73,392
% share-based payment over the total							29.4%	27.5%	31.1%

(*) Including the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2016

Controlling shareholders
Casino (i)	15	-	-	-	2	1	1	4	(64)	(48)	(64)
Euris (i)	-	-	-	-	-	-	-	-	(2)	(3)	(4)
Éxito (ii)	-	-	-	-	-	-	-	-	(1)	(1)	-
Helicco Participações(i)	-	-	-	-	-	-	3	-	(7)	-	(1)
Associates
FIC (iii)	58	170	33	24	31	22	-	-	152	84	55
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	141	149	(39)	(58)	(26)
Others	-	-	1	1	-	-	-		-	-	(3)
Total	73	170	34	25	33	23	145	153	39	(26)	(43)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

Transactions with related parties refer mainly to transactions between the Group and other related entities and were substantially carried on at the prices, terms and conditions agreed between the parties. The main transactions are:

(i)      Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris and Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014, to set the reimbursement rules for the Group of incurred expenses by the Casino Group companies related to activities involving transfer of “know-how” to the Group to support its development.

Insurance: Service agreements entered into between the Group and Casino for intermediation and negotiation of renewals of certain insurance policies.

“Agency Agreement”: Signed between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July, 25 2016 to set the rules for the “global sourcing” (prospecting global suppliers and intermediating the purchases) providedby Casino and reimbursement to be made by Casino to recoup lower profit margins as a result of giving discount to certain products.

 “Cost Reimbursement Agreement”: Signed between the Company and Casino, Guichard-Perrachon S.A. on July, 25 2016 to set the reimbursement rules of French employees expenses related to the French social contributions paid by Casino in France.

Agency Agreement: Entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004, as amended, to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

(ii)     Éxito and subsidiaries: “Agreement on Establishment of Business Relations”: Signed between the Company, Sendas, Éxito and its subsidiaries on July 27, 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

License agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for female public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto), controlled by Exito.

(iii)    FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in the association agreement between the parties: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences; and (iii) agreement for sharing information and allow access in the systems for offering services.

(iv)    Greenyellow: Agreement to set the rules for equipment installation and energy efficiency services provided by Greenyellow on May 8, 2015, for the retail food segment of the Company. Agreement entered into with Sendas to set the rules of the rental and maintenance of photovoltaic system equipment by Greenyellow at Sendas stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

Related party transactions relating to "held for sale and discontinued operations":

(v)     Via Varejo: “Acordo de Associação” (Shareholders’ Agreement) signed between the Company, Klein family (non-controlling shareholders), Via Varejo and Casas Bahia, on December 4, 2009, as amended, on July 1, 2010 which establishes: (i) integration between retail sectors of durable goods and e-commerce (“transaction”) and (ii) that the Company is committed to indemnify Via Varejo as a result of legal demands prior to June 30, 2010. On July 4, 2017, the same parties entered into an Association Agreement, including liability for loss and damages incurred up to November 8, 2016 and the guarantee provided by the Company in the agreements entered into between the Company and the Klein family. On October 24, 2018, the Company amended the agreement aimed to improve the established criteria and enable the settlement of outstanding balances presented by each party. As a result of the application of the new criteria, Via Varejo recognized an expense of R$82.

Operational Agreement entered into between the Company and Via Varejo on August 8, 2016 to establish integration between e-commerce and physical stores of the "Extra" brand. The Company must pay to Via Varejo fixed remuneration rates for the joint purchase of common items from suppliers and Via Varejo must pay to the Company fixed remuneration rates for  the delivery at the Company's physical stores of products acquired by consumers via websites of the brands "Extra", "Ponto Frio" and "Casas Bahia".

Warranty instruments that establish the compensation by the Company for granting a corporate warranty of (i) Via Varejo and Cnova Brasil of financial, commercial and leasing contracts (limit of guarantees up to R$ 800 million); and (ii) Via Varejo and its subsidiaries in (a) counter-guarantee contracts with insurers to issue insurance-guarantee policies and (b) guarantee instruments with financial institutions to issue letters of guarantee (limit of guarantees up to R$ 1,2 billion).

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

Reimbursement of expenses by Cnova to the Company for the costs and expenses related to legal and administrative claims filed against Cnova paid by the Company.

Private Instrument of Agreement for Sharing of Expenses entered into by the Company, Via Varejo, Cnova and Sendas on December 15, 2016 to establish the criteria to allocate expenses related to the use of the shared services center.

In 2018, Via Varejo has accounts payable related to purchase of operating right of some insurances with FIC R$2; and a receivable from Casas Bahia Comercial R$48, due to mainly assets indemnity and R$6 to pay Greenyellow's energy efficiency contract. In the statement of operations of Via Varejo, it reported expenses with FIC of R$(8), expenses with Casas Bahia Comercial R$311 and expenses with Greenyellow of R$2. Theses transactions and balances are recorded in the line “assets held for sale and discontinued operations”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments in associates

13.1.Breakdown of investments

	FIC	BINV	Other (*)	Total
Balances at 12.31.2016	315	-	(21)	294
Adjustment related to IFRS 9	(5)	-	(14)	(19)
Balances at 12.31.2016 - restated	310	-	(35)	275
Share of profit (loss) of associates - continuing operations	49	-	(138)	(89)
Share of profit of associates - discontinued operations	19	1	-	20
Dividends and interest on own capital - continuing operations	(204)	-	-	(204)
Dividends and interest on own capital - discontinued operations	(81)	-	-	(81)
Other movements (**)	-	-	(21)	(21)
Assets held for sale and discontinued operations (note 32)	62	(1)	-	61
Balances at 12.31.2017 - restated	155	-	(194)	(39)
Share of profit (loss) of associates- continuing operations	79		(46)	33
Share of profit of associates – discontinued operations	32	8	-	40
Dividends and interest on own capital-	(25)	-	-	(25)
Dividends and interest on own capital – discontinued operations	(12)	-	-	(12)
Other movements (**)	(7)	-	(27)	(34)
Assets held for sale and discontinued operations (note 32)	(19)	(8)	-	(27)
Balances at 12.31.2018	203	-	(267)	(64)

(*) Refers substantially to Cnova N.V.

(**) Refers substantially to the exchange variation effect of Cnova N.V.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Balance at 2016	Additi-ons	Depre-ciation	Disposals (**)	Transfers (***)	Assets held for sale and discontinued operations (*)	Balance at 2017	Additi-ons	Depre-ciation	Disposals	Transfers	Assets held for sale and discontinued operations (*)	Balance at 2018

Land	1,414	-	-	(31)	(21)	-	1,362	46	-	(56)	13	1	1,366
Buildings	1,856	113	(59)	(225)	85	-	1,770	175	(57)	(71)	(46)	2	1,773
Leasehold improvements	3,284	295	(254)	(156)	342	(19)	3,492	479	(292)	(124)	361	(73)	3,843
Machinery and equipment	1,340	158	(234)	(77)	118	(43)	1,262	182	(235)	(79)	292	(114)	1,308
Facilities	433	109	(46)	(20)	5	6	487	76	(54)	(20)	27	(15)	501
Furniture and fixtures	543	55	(79)	(14)	60	(25)	540	92	(84)	(26)	116	(43)	595
Vehicles	2	-	(1)	(6)	5	1	1	-	(1)	(30)	1	30	1
Construction in progress	204	596	-	(4)	(595)	(75)	126	809	-	(13)	(755)	9	176
Other	63	41	(21)	(3)	(11)	(6)	63	39	(23)	(1)	(9)	(11)	58
Total	9,139	1,367	(694)	(536)	(12)	(161)	9,103	1,898	(746)	(420)	-	(214)	9,621

Finance lease
Equipment	9	-	(2)	-	(1)	-	6	-	(2)	(1)	-	-	3
IT equipment	8	-	(3)	-	-	-	5	-	(2)	-	-	-	3
Furniture and fixtures	6	-	(2)	-	-	-	4	-	(1)	-	-	-	3
Buildings	20	-	-	-	-	-	20	-	-	-	-	-	20
	43	-	(7)	-	(1)	-	35	-	(5)	(1)	-	-	29
Total	9,182	1,367	(701)	(536)	(13)	(161)	9,138	1,898	(751)	(421)	-	(214)	9,650

 (*) See note 32

(**) Out of the total of the disposals, the amount of R$137 refers to the damage on Distribution Center located in Osasco due to a fire occurred on December 27, 2017, R$123 refers to the sale of a Distribution Center and the remaining amount refers substantially to closure of stores.

(***) R$(22) refers to reclassification of a land to held for sale.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	2018			2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,366	-	1,366	1,362	-	1,362
Buildings	2,585	(812)	1,773	2,705	(935)	1,770
Leasehold improvements	5,868	(2,025)	3,843	5,310	(1,818)	3,492
Machinery and equipment	2,957	(1,649)	1,308	2,828	(1,566)	1,262
Facilities	865	(364)	501	817	(330)	487
Furniture and fixtures	1,287	(692)	595	1,209	(669)	540
Vehicles	8	(7)	1	8	(7)	1
Construction in progress	176	-	176	126	-	126
Other	198	(140)	58	183	(120)	63
	15,310	(5,689)	9,621	14,548	(5,445)	9,103

Finance lease
Equipment	23	(20)	3	26	(20)	6
IT equipment	45	(42)	3	46	(41)	5
Furniture and fixtures	14	(11)	3	14	(10)	4
Buildings	43	(23)	20	43	(23)	20
	125	(96)	29	129	(94)	35
Total	15,435	(5,785)	9,650	14,677	(5,539)	9,138

14.1.Guarantees

At December 31, 2018 and 2017, the Group  had collateralized property and equipment items in relationg to certain legal claims, as disclosed in note 21.6.

14.2.Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2018 were R$23 (R$16 for the year ended December 31, 2017). The rate used for the capitalization of borrowing costs was 101.78% of Brazilian CDI (101.66% in 2017), corresponding to the effective interest rate of the Group’s borrowings.

14.3.Additions to property and equipment for cash flow presentation purposes are as follows:

	2018	2017
Additions (i)	1,898	1,367
Capitalized borrowing costs	(22)	(16)
Property and equipment financing - Additions (ii)	(1,482)	(553)
Property and equipment financing - Payments (ii)	1,436	604
Total	1,830	1,402

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Additions to property and equipment for cash flows presentation purposes – Continued

(i)      The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)     The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net for the items that did not impact cash flow.

14.4.Other information

At December 31, 2018, the Group recorded im cost of sales an amount of R$49 (R$54 at December 31, 2017) related to the depreciation of its machinery, buildings and facilities related to the distribution centers.

For the years ended December 31, 2018, 2017 and 2016, the Group did not recognize any impairment loss. The recoverable amount was the value in use for each cash-generating unit. See more details in note 6.1(a).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	Balance at 2016	Addi-tions	Amorti-zation	Disposals	Trans-fer	Assets held for sale and discontinued operations (*)	Balance at 2017	Addi-tions	Business Combinations (**)	Amorti-zation	Disposals	Transfer (***)	Assets held for sale and discontinued operations (*)	Balance at 2018
Goodwill	1,107	-	-	-	-	-	1,107	-	41	-	-	-	-	1,148
Tradename - cash and carry	39	-	-	-	-	-	39	-	-	-	-	-	-	39
Commercial rights – retail (note 15.2)	80	6	-	-	-	-	86	24	-	(5)	-	652	-	757
Software	523	236	(86)	(9)	(9)	(104)	551	534	-	(91)	(29)	(6)	(338)	621
Software capital lease	159	41	(46)	-	-	(13)	141	-	-	(42)	-	11	-	110
Total	1,908	283	(132)	(9)	(9)	(117)	1,924	558	41	(138)	(29)	657	(338)	2,675

(*) See note 32.

(**) See note 13.2.1 ..

(***) Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores for a 30-years term (see note 9.1).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	2018			2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	2,259	(1,111)	1,148	2,217	(1,110)	1,107
Tradename - cash and carry	39	-	39	39	-	39
Commercial rights	762	(5)	757	86	-	86
Software	1,200	(579)	621	1,038	(487)	551
Software capital lease	378	(268)	110	377	(236)	141
Total intangibles	4,638	(1,963)	2,675	3,757	(1,833)	1,924

15.1. Impairment testing of goodwill, brands and intangible assets with indefinite useful life

On December 31, 2018, the goodwill acquired through business combinations and tradenames with indefinite useful lives were tested for impairment as part of the two cash generating units, which are also operating segments: retail and cash and carry to which they were allocated to on the acquisition date.

The recoverable amount of the segments was the value in use which was calculated based on cash projections arising from the financial budgets approved by senior management for the next three years. Based on this analysis, no impairment was necessary. See further details in note 6.1 (b).

15.2. Commercial rights

Commercial rights are the right to operate the stores under acquired rights, or through business combinations.

Management understands that commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a defined useful life are tested using the same assumptions for the Company's impairment test, as described in note 6.1 (b).

15.3. Additions to intangible assets for cash flow presentation purposes:

	2018	2017

Additions	558	283
Finance lease	-	(41)
Intangible assets financing - Addition	(60)	-
Intangible assets financing - Payments	38	69
Total	536	311

15.4. Business Combination - Cheftime and James Delivery

The Company has completed the acquisition of James Delivery, a delivery company and Cheftime which sells gastronomic kits. The net assets of such companies amounted to R$1 and the considerations for the acquisition were preliminarily measured and will be completed during 2019.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables, net

	2018	2017

Product suppliers	9,662	8,554
Service suppliers	491	412
Considerations from suppliers (note 16.2)	(907)	(838)
	9,246	8,128

16.1.Agreement between suppliers, the Group and banks

The Group entered into certain agreements with financial institutions in order to allow suppliers to use the Group's lines of credit, anticipate receivables arising from the sale of goods and services to the Group.

These transactions were evaluated by management who concluded that they have commercial characteristics, since there are no changes to the original terms of the receivables in relation to price and/or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

The Group also has commercial transactions increasing payment terms, as part of its commercial activity, without financial charges, which are considered as normal trade payables.

16.2.Accounts receivable from vendors

It includes considerations and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing campaigns, freight reimbursements, and other similar programs. The settlement of these receivables is through offsetting the amounts payable to suppliers, according to the terms of supply agreements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

17.1.Debt breakdown

	Weighted average rate	2018	2017

Debentures and Certificate of Agribusiness Receivables (note 17.4)	101.22% of CDI (i)	4,146	3,015
		4,146	3,015

Borrowings and financing
Local currency
BNDES	3.91% per year	37	45
Working capital (note 17.10)	94.94% of CDI (i)	238	285
Working capital	TR (ii) + 9.80 % per year	112	125
Finance lease (note 22)		152	195
Swap contracts (note 17.7)	101.44% of CDI (i)	(11)	(19)
Borrowing costs		(3)	(4)
		525	627
Foreign currency (note 17.5)
Working capital	USD + 3.26% per year	843	664
Working capital		-	200
Swap contracts (note 17.7)	102.59% of CDI (i)	(76)	55
Borrowing costs		-	(1)
		767	918
Total		5,438	4,560

Current assets		43	-
Noncurrent assets		44	28
Current liabilities		2,016	1,251
Noncurrent liabilities		3,509	3,337

(i)   CDI: Certificate of Interbank Deposit

(ii)  TR: Referential rate

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.2.Changes in borrowings

At December 31, 2016	5,869
Additions - working capital	7,789
Additions - finance lease	41
Accrued interest	748
Accrued swap	114
Mark-to-market	12
Monetary and exchange rate changes	22
Borrowing costs	9
Interest paid	(1,131)
Payments	(8,336)
Swap paid	(318)
Liabilities related to assets held for sale (note 32)	(259)
At December 31, 2017	4,560
Additions - working capital (note 17.10)	9,139
Accrued interest	619
Accrued swap	(126)
Mark-to-market	12
Monetary and exchange rate changes	184
Borrowing costs	13
Interest paid	(758)
Payments	(7,980)
Swap paid	(9)
Liabilities related to assets held for sale (note 32)	(216)
At December 31, 2018	5,438

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year

From 1 to 2 years	1,306
From 2 to 3 years	1,559
From 3 to 4 years	528
From 4 to 5 years	24
After 5 years	52
Subtotal	3,469

Borrowing costs	(4)
Total	3,465

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures and Certificate of Agribusiness Receivables - CRA

				Date
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	2018	2017

12th Issue of Debentures – CBD	No preference	900	-	09/17/14	09/12/19	107.00% of CDI	-	-	921
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,001	1,014	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,013	1,094	1,096
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,030	824	-
16th Issue of Debentures – CBD (1st tranche)	No preference	700	700,000	09/11/18	09/10/21	106% of CDI	1,020	714	-
16th Issue of Debentures – CBD (2nd tranche)	No preference	500	500,000	09/11/18	09/12/22	107.4% of CDI	1,020	510	-
Borrowing costs								(10)	(16)
Total								4,146	3,015

Current liabilities								1,068	481
Noncurrent liabilities								3,078	2,534

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures and Certificate of Agribusiness Receivables  – Continued

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

Principal is paid in full on the maturity date with semi-annually interest payments (13th, 14th, 15th and 16th issue).

The 13th and 14th issues can be early redeemed, at any time, the 15th issue could be redeemed starting on December 15, 2018 and the 16th on December 10, 2018.

On April 17, 2017, the Group launched the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a single tranche, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Certificate of Agribusiness Receivables with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The proceeds were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein from rural producers and cooperatives. This debenture matures on April 13, 2020, with interest of 96% of the CDI to be semi-annually paid.

On January 17, 2018, the Group launched the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single tranche. The proceeds were used to increase working capital and extend the indebtedness profile. It matures on January 15, 2021, with interest of 104.75% of CDI that will be paid semi-annually.

On September 11, 2018, the Group launched the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two tranches. The proceeds were used to increase working capital and extend the indebtedness profile. The first tranche matures on September 10, 2021 and the second serie matures on September 10, 2022, with interest of 106.00% of CDI for the first serie and  107.40% for the second serie with semi-annual payment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.5.Borrowings in foreign currencies

On December 31, 2018 the Group has loans in foreign currencies (US dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

17.6.Guarantees

The Group has signed promissory notes for some loan contracts.

17.7.Swap contracts

The Group uses swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in 2018 was 6.42% (9.93% in 2017).

17.8.Credit lines

The Group entered into credit lines agreements, in the amount of R$1,800. These agreements are under market conditions and effective for 2020.

17.9.Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, the Group is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on the consolidated financial statements of the Group prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade receivables) should not exceed equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2018, the Company complied with these ratios.

17.10. Total Return Swap (“TRS”)

The Group sold 50.000.000 shares, representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of R$218. On December 21, 2018 a Total Return Swap ("TRS") agreement was signed with a bank for the same number of shares. Although the ownership of the shares was transferred to the Bank, the Group bears the risk on changes to the market value of the shares in future sales made by the bank, which, based on IFRS 9, determines that the shares should not be derecognized. The transaction was completed in February 2019.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The Group uses financial instruments only to hedge identified risks, limited to 100% of the risks. Derivative instruments transactions have the sole purpose of reducing the exposure to the risk of changes in interest rates and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2018	2017
		Restated
Financial assets:
Amortized cost
Related parties - assets	34	25
Trade receivables and other receivables	695	1,133
Fair value through profit or loss
Cash and cash equivalents	4,369	3,792
Financial instruments – Fair value hedge	87	28
Fair value through other comprehensive income
Trade receivables - credit card companies and sales vouchers	123	474
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(145)	(153)
Trade payables	(9,246)	(8,128)
Financing for purchase of assets	(149)	(116)
Debentures	(4,146)	(3,015)
Borrowings and financing	(423)	(520)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlying)	(956)	(989)
Financial instruments – Fair Value Hedge	-	(64)

The financial instruments measured at amortized cost, for which the related fair values differ from the carrying amounts, are disclosed in note 18.3. The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing terms and conditions.

18.1.Considerations on risk factors that may affect the business of the Group

(i)      Credit risk

•       Cash and cash equivalents: in order to minimize credit risk, the Group adopts investment policies at financial institutions approved by the Group’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

•       Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Group sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Group monitor the risk through the credit concession and by periodic analysis of the provision for losses.

•       The Group also has counterparty risk related to the derivative instruments; which is mitigated by the Group’s carrying out transactions, according to policies approved by governance boards.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments - Continued

18.1.Considerations on risk factors that may affect the business of the Company– Continued

(i) Credit risk - Continued

•       There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)     Interest rate risk

The Group obtains loans and financing with major financial institutions for cash needs for investments. As a result, the Group is, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Group is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Groups uses derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency and interest rates.

(iv)    Capital risk management

The main objective of the Group’s capital management is to ensure that the Group maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Group manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The Groups capital structure is as follows:

	2018	2017
		Restated (Note 5.1)

Cash and cash equivalents	4,369	3,792
Financial instruments – Fair value hedge	87	28
Borrowings and financing	(5,525)	(4,588)
Other liabilities with related parties (*)	(138)	(145)
Net debt	(1,207)	(913)
Shareholders’ equity	(13,939)	(13,041)

Net debt to equity ratio	9%	7%

(*) Represents amount payable to Greenyellow related to the purchase of equipments (note 12).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18. Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Group– Continued

(v)     Liquidity risk management

The Group manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Group’s financial liabilities as at December 31, 2018.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	959	312	53	1,324
Debentures and promissory notes	1,283	3,461	-	4,744
Derivative financial instruments	(39)	(39)	(2)	(80)
Finance lease	48	130	146	324
Trade payables	9,246	-	-	9,246
Total	11,497	3,864	197	15,558

(vi)    Derivative financial instruments

Swaps transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

At December 31, 2018 the notional amount of these contracts were R$883 (R$1,039 at December 31, 2017. These transactions are usually contracted under the same terms of amounts, maturities and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Group’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” transactions to hedge against debts.

The Group’s internal controls were designed to ensure that transactions are conducted in compliance with this treasury policy.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company – Continued

(vi)    Derivative financial instruments - Continued

The Group calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2018 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt, which is the hedge item, is also adjusted to fair value.

		Notional value		Fair value
		2018	2017	2018	2017
Fair value hedge
Hedge object (debt)		883	1,039	955	989

Long position (buy)
Prefixed rate	TR + 9.80% per year	127	127	112	125
US$ + fixed	USD + 3.26 % per year	756	692	843	663
EUR + fixed		-	220	-	200
		883	1,039	955	988
Short position (sell)
	102.45% per year	883	(1,039)	(868)	(1,024)

Hedge position - asset		-	-	87	28
Hedge position - liability		-	-	-	(64)
Net hedge position		-	-	87	(36)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2018 are recorded as financial income or expenses and the balance payable at fair value is R$87 (payable R$36 as of December 31, 2017).

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2018 resulted in a gain of R$128 (gain of R$129 as of December 31, 2017).

(vii)   Fair value of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value is calculated using projected future cash flows, using the CD curves and discounting it to its present value, using CDI market rates for swaps both disclosed by B3.

The fair value of exchange coupon swaps versus the CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

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

For the probable scenario, weighted exchange rate was R$3.99 on the due date, and the weighted interest rate weighted was 6.66% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant, see note 18.2 (i).

The Group disclosed the net exposure of the derivatives financial instruments, to each of the scenarios mentioned above in the sensitivity analysis as follows:

(i)      Other financial instruments

Transactions	Risk (CDI variation)	Balance at 12.31.2018	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.44% of CDI	(101)	(202)	(205)	(208)
Fair value hedge (exchange rate)	102.59% of CDI	(767)	(874)	(888)	(901)
Debentures	105.85% of CDI	(2,048)	(2,230)	(2,276)	(2,321)
Debentures (1st issue CRA)	97.50% of CDI	(1,014)	(1,104)	(1,126)	(1,149)
Debentures (2nd issue CRA)	96.00% of CDI	(1,094)	(1,191)	(1,216)	(1,240)
Bank loans	94.94% of CDI	(238)	(257)	(262)	(266)
Leases	100.19% of CDI	(42)	(45)	(46)	(47)
Leases	100.00% of CDI	(2)	(2)	(2)	(2)
Leases	95.00% of CDI	(69)	(75)	(76)	(78)
Total borrowings and financing exposure		(5,375)	(5,980)	(6,097)	(6,212)

Cash and cash equivalents (*)	85.78% of CDI	3,883	4,162	4,231	4,301
Net exposure		(1,492)	(1,818)	(1,866)	(1,911)
Net effect - loss			(326)	(374)	(419)

(*) Weighted average

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.Fair value measurements

The Group discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Quoted (unadjusted) market prices in active markets for assets or liabilities.

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable.

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, for which the fair value is disclosed in the consolidated financial statements:

	Carrying amount	Fair value
	2018	2018	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	123	123	2
Cross-currency interest rate swap	76	76	2
Interest rate swaps	11	11	2
Borrowings and financing (fair value)	(956)	(956)	2
Borrowings and financing and debentures (amortized cost)	(4,569)	(4,509)	2
Total	(5,315)	(5,255)

There were no changes between the fair value measurements hierarchy levels during the year ended December 31, 2018.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.Consolidated position of derivative transactions

The outstanding derivative financial instruments are presented in the table below:

					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	2018	2017	2018	2017

Exchange swaps
(US$ x CDI)
	Agricole	EUR 50	10/07/2015	10/08/2018	-	(24)	-	(20)
	Scotiabank	US$ 50	01/15/2016	01/16/2018	-	(42)	-	(42)
	Scotiabank	US$ 50	09/29/2017	09/29/2020	37	9	33	9
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	52	(3)	42	(2)
	Bradesco	US$ 70	06/18/2018	06/13/2019	3	-	1	-

Interest rate swap
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	3
	Itaú BBA	R$ 54	01/14/2015	1/5/2027	3	3	5	8
	Itaú BBA	R$ 52	05/26/2015	5/5/2027	2	2	4	8
					98	(54)	87	(36)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

19.1.Taxes and contributions payable and taxes payable in installments are as follows:

	2018	2017

Taxes payable in installments - Law 11,941/09 (ii)	432	511
Taxes payable in installments – PERT (i)	169	176
ICMS	88	65
PIS and COFINS	8	52
Provision for income tax and social contribution	115	38
Withholding Income Tax	2	13
INSS	4	4
Other	23	8
	841	867

Current	370	301
Noncurrent	471	566

(i)    In 2017, the Group decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”). The program allow the payment of certain taxes in monthly installments, and granted discounts on interest and penalties. The Group included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 21.1). The PERT liability is being settled in monthly installments up to 12 years. The Group is in compliance with the obligations assumed under the PERT Program. The decision to apply to the PERT Program and the Federal taxes installment payment program resulted in the recognition of a loss of R$183 in 2017.

(ii)   Federal tax installment payment program, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, which granted several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance. The program also allows the gains arising from reduction of fines and penalties not to be taxable for income taxes purposes. The Group is in compliance with the terms and conditions of these tax payment program.

19.2.Maturity schedule of taxes payable in installments in noncurrent liabilities:

From 1 to 2 years	101
From 2 to 3 years	102
From 3 to 4 years	84
From 4 to 5 years	78
After 5 years	106
471

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.Income tax and social contribution effective rate reconciliation

	2018	2017	2016
		Restated (Note 5.1)	Restated (Note 5.1)
Income (loss) before income tax and social contribution	1,703	752	(85)
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(568)	(267)	(16)
Tax penalties	(22)	(25)	(26)
Share of profit of associates	15	(9)	8
Interest on own capital	93	16	13
Tax benefits	15	-	-
Other permanent differences	18	(12)	(3)
Effective income tax and social contribution	(449)	(297)	(24)

Income tax and social contribution for the year:
Current	(347)	(171)	(126)
Deferred	(102)	(126)	102
Income tax and social contribution expense	(449)	(297)	(24)
Effective rate	26.37%	39.49%	(28.24%)

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

20.2. Breakdown of deferred income tax and social contribution

	2018			2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated	Restated	Restated

Tax losses and negative basis of social contribution	198	-	198	200	-	200
Provision for contingencies	292	-	292	289	-	289
Goodwill tax amortization	-	(601)	(601)	-	(585)	(585)
Mark-to-market adjustment	-	(1)	(1)	-	(7)	(7)
Technological innovation – future realization	-	(10)	(10)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(128)	(128)	-	(112)	(112)
Unrealized gains with tax credits	-	(222)	(222)	-	(185)	(185)
Other	112	(14)	98	149	(5)	144
Deferred income tax and social contribution assets (liabilities)	602	(976)	(374)	638	(907)	(269)

Off-set assets and liabilities	(395)	395	-	(513)	513	-
Deferred income tax and social contribution assets (liabilities), net	207	(581)	(374)	125	(394)	(269)

Management has assessed the future realization of deferred tax assets, considering the corresponding subsidiary’’s ability to generate future taxable income. This assessment was based on information from the strategic planning report previously approved by the Group’s Board of Directors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2. Breakdown of deferred income tax and social contribution - Continued

The Company estimates to recover these deferred tax assets as follows:

Up to one year	80
From 1 to 2 years	83
From 2 to 3 years	133
From 3 to 4 years	187
From 4 to 5 years	119
602

20.3.Movement in deferred income tax and social contribution

	2018	2017	2016
		Restate (Note 5.1)	Restated (Note 5.1)
At the beginning of the year	(273)	(147)	(778)
Adjustment related to IFRS 9	4	3	4
Restated opening balance	(269)	(144)	(774)
Credit (expenses) for the year – continuing operations	(102)	(126)	102
Credit (expense) for the year – discontinued operations	25	161	16
Income Tax related to OCI - continuing operations	(1)	1	-
Income Tax related to OCI - discontinued operations	3	1	14
Exchange rate variation	-	-	(10)
Special program on tax settlements – PERT discontinued operations – use of tax loss	(2)	(89)	-
Assets held for sale and discontinued operations (see note 32)	(28)	(73)	503
Other	-	-	6
At the end of the year	(374)	(269)	(143)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies

Provisions are estimated by the Group’s management, supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	162	125	856	241	44	1,428
Payments	-	(37)	(301)	(94)	(15)	(447)
Reversals	(114)	(102)	(328)	(178)	(31)	(753)
Transfer to instalments taxes	(42)	(89)	-	-	-	(131)
Monetary adjustment	(26)	38	116	34	5	167
Liabilities related to assets held for sale and discontinued operations (see Note 32)	(54)	42	(314)	(7)	(1)	(334)
Balance at December 31, 2017	74	563	331	105	34	1,107
Additions	119	268	998	316	46	1,747
Payments	-	(2)	(812)	(183)	(24)	(1,021)
Reversals	(65)	(93)	(597)	(229)	(33)	(1,017)
Monetary adjustment	(4)	8	118	32	5	159
Liabilities related to assets held for sale and discontinued operations (see Note 32)	(38)	(2)	253	48	(1)	260
Balance at December 31, 2018	86	742	291	89	27	1,235

21.1.   Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax claims according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned.

The main provisioned tax claims are as follows:

21.1.1    PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS. As a result of this ruling, in 2017, the Group reversed a provision of R$117 based on the court decision and the legal opinion of its external counsel.

Since the decision of the Federal Supreme Court (“FSC”) on March 15, 2017, the procedural steps were within the anticipated by the Group’s legal advisors without any change in management's judgment regarding periods prior to March 15, 2017, although a final decision is expected in relation to the appeal filed by the prosecution. The Group and its external legal counsel believe that the decision related to the definitive application of the sentence will not limit the right on a legal claim as proposed by the Group, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Group started the claim in 2003. The Group estimates that it will be able to use tax credits for an amount of R$1,400.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies - Continued

21.3.    Tax - Continued

21.1.1    PIS and COFINS - Continued

As disclosed in Via Varejo’s financial statements as of December 31, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1,106, being R$653 of discontinued operations and R$453 of continuing operations, attributed to the Group due to an agreement between shareholders and the Group.

There is also provision for PIS and COFINS recorded related to challenges of tax offset by government, as of December 31, 2018,  totaling R$234, being R$86 of continuing operations and R$148 of discontinued operations (R$184 as of December 31, 2017, being R$74 of continuing operations and R$110 of discontinued operations).

21.1.2    Tax claims

The Group made and assessment of other tax claims, together with its external legal counsel, and assessed that a negative outcome was probable and as a result recorded a provision. These claims refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on energy bills; (iii) other minor claims. The amount accrued for these claims as of December 31, 2018 was R$341 being R$340 of continuing operations and R$1 of discontinued operations (R$184 as of December 31, 2017, being R$183 of continued operation and R$1 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basic food basket” had no right to fully take the ICMS credits on the purchase. The Group, with the assistance of its legal counsel, decided to record a provision in relation to this matter amounting to R$92 as of December 31, 2018 (R$142 as of December 31, 2017. The amounts accrued represent Management’s best estimate of the future probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Group accrued R$221 (R$167 in December 2017) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

21.1.3    Supplementary Law 110/2001

The Group claims in court the eligibility to not pay the contributions related to the Government Severance Indemnity Fund for Employees (“FGTS”) costs. The accrued amount as of December 31, 2018 is R$89 being R$88 of continuing operations and R$1 of discontinued operations (R$72 in December 31, 2017, being R$71 of continuing operations and R$1 of discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies - Continued

21.1.Tax - Continued

21.1.4    Other contingent tax claims - Via Varejo

It was recorded as a result of the business combination with Via Varejo, as required by IFRS 3. As of December 31, 2018, the balance was R$92 (R$90 as of December 31, 2017). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

21.2.Labor

The Group is part to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2018, the Group recorded a provision of R$991, being R$291 for continuing operations and R$700 for discontinued operations (R$1,284 as of December 31, 2017, being R$331 for continuing operations and R$953 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when the related amounts can de reasonably estimated, based on past experiences in relation to the amounts claimed.

21.3.Civil and others

The Group is part to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. Management records a provision for amounts it considers sufficient to cover unfavorable court decisions, when its internal and external legal counsels assess that a negative outcome is probable.

Among these lawsuits, we highlight the following:

•       The Group is party in various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Group recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property, when its internal and external legal counsels assessed that it is probable that such difference will be actually paid by the Groupy. As of December 31, 2018, the amount accrued for these lawsuits is R$94, being R$49 for continuing operations and R$45 for discontinued operations (R$125 as of December 31, 2017, being R$61 for continuing operations and R$64 for discontinued operations), for which there are no corresponding lease deposits.

•       The Group is part to claims related to penalties applied by regulatory agencies, from the Federal State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Management, with the assistance of its legal counsels, assessed these claims, and recorded a provision. On December 31, 2018 the amount of this provision is R$37, being R$27 for continuing operations and R$10 for discontinued operations (R$43 on December 31, 2017, being R$34 for continuing operations and R$9 for discontinued operations).

•       As of December 31, 2018, the amount accrued related to other civil matters is R$113, being R$40 for continuing operations and R$73 for discontinued operations (R$146 as of December 31, 2017, being R$44 for continuing operations R$102 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies – Continued

21.3.Civil and other claims - Continued

Total civil lawsuits and other claims, as of December 31, 2018 amount to R$244, being R$116 for continuing operations and R$128 for discontinued operations (R$314 as of December 31, 2017, being R$ 139 for continuing operations and R$175 for discontinued operations).

21.4.Possible contingent liabilities

The Group is part of other litigations for which a negative outcome has been assessed as possible, therefore, the Group has not recorded a provision. Possible losses amounted to R$12,292, being R$10,671 for continuing operations and R$1,621 for discontinued operations as of December 31, 2018 (R$11,778 on December 31, 2017, being R$10,159 for continuing operations and R$1,619 for discontinued operations), and are mainly related to:

•       INSS (Social Security Contribution) – The Group was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, totaling R$453, being R$420 for continuing operations and R$33 for discontinued operations as December 31, 2018 (R$474 as of December 31, 2017, being R$443 for continuing operations and R$31 for discontinued operations). The claims are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – The Group has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. These claims await administrative and court ruling. The amount involved is R$1,177, being R$1,021 for continuing operations and R$156 for discontinued operations as December 31, 2018 (R$964 as of December 31, 2017, being R$826 for continuing operations and R$138 for discontinued operations). These claims include the claim by tax authorities in relation to deducted goodwill amortization in the years 2012 and 2013, originated in the acquisition of Ponto Frio stores in 2009, for an amount of R$89 (R$85 at December 31, 2017).

•       COFINS, PIS and IPI – the Group has been challenged about offsets, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among other minor claims. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,430, being R$1,985 for continuing operations and R$445 for discontinued operations as December 31, 2018 (R$2,124 as of December 31, 2017, being R$1,705 for continuing operations and R$419 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies – Continued

21.4.Non-accrued contingent liabilities - Continued

•       ICMS – The Group received tax assessment notices by the State tax authorities in relation to the recognition of tax credits on: (i) energy bills; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) purchases of merchandise for resale (own ICMS); (iv) sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessements is R$7,357, being R$6,582 for continuing operations and R$775 for discontinued operations as of December 31, 2018 (R$7,246 as of December 31, 2017, being R$6,493 for continuing operations and R$753 for discontinued operations), which await a final decision at the administrative and court levels. With the amendment of the ICMS rules in the State of São Paulo, the Group filed a request for a debt review for certain of these tax assessement notices, considering the penalties imposed and the discussed changes in the regulation, which was accepted by the tax authorities and resulted in a reduction of R$431 through the payment of R$5, which occurred in April and May 2018 was recorded in the income statement.

•      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$290, being R$150 for continuing operations and R$140 for discontinued operations as December 31, 2018 (R$281 as of December 31, 2017, being R$150 for continuing operations and R$131 for discontinued operations), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Group claims the renewal of rental agreements and setting of rents according to market values in the civil court, special civil court and proceedings of inspection agencies of consumer protection, (Consumer Protection Agency  - PROCON), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, totaling R$585, being R$513 for continuing operations and R$72 for discontinued operations as December 31, 2018 (R$689 as of December 31, 2017, being R$542 for continuing operations and R$147 discontinued operations).

The Group is part of other tax claims, including the improper tax deduction of goodwill amortization, for which, based on management and its legal counsels, the Group has the right for an indemnization by its former and current shareholders, related to the years 2007 to 2013. These assessments amounted to R$1,317 on December 31, 2018 (R$1,223 on December 31, 2017).

The Group engages external legal counsels to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2018 the estimated amount, in case of success in all lawsuits, is approximately R$209, being R$186 for continuing operations and R$23 for discontinued operations (R$201 as of December 31, 2017, being R$182 for continuing operations and R$19 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies – Continued

21.5.Restricted deposits for legal proceedings

The Group is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Group has recorded judicial deposits as follows:

	2018	2017

Tax	237	204
Labor	463	474
Civil and other	34	42
Regulatory	42	42
Total	776	762

21.6.Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	2018	2017	2018	2017	2018	2017

Tax	838	858	9,033	7,324	9,871	8,182
Labor	3	3	190	91	193	94
Civil and other	9	-	252	125	261	125
Regulatory	3	6	181	154	184	160
Total	853	867	9,656	7,694	10,509	8,561

The cost of letter of guarantees is approximately 0.67% per year of the amount of the lawsuits and is recorded as financial expense.

21.7Cnova N.V. litigation

Cnova N.V., a Dutch public limited company and the Group’s associate,  and certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the results of an internal investigation, concluded on July 22, 2016 and conducted by Cnova N.V., Cnova Brasil and its advisors. In October 11, 2017, the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distribution amongst the former Cnova shareholders as well as to the plaintiffs’ lawyers. A portion of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. Following the March 15, 2018 hearing, the court entered on March 19, 2018 the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. The vast majority of this settlement amount was funded by Cnova N.V. insurers. The remainder as well as all expected related costs were covered by Cnova’s provision recorded in 2016 representing insurance deductible and total legal costs. Accordingly, the settlement has no material impact on Cnova N.V. net results.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for contingencies – Continued

21.7.Cnova N.V. litigation - Continued

Regarding the SEC investigation, on December 14, 2018, Cnova N.V. received written notification from the SEC staff that they have closed their investigation related to inventory management and accounting issues at Cnova’s former Brazilian subsidiary, as first reported in December 2015, and that they will not initiate any enforcement action against Cnova in connection with these issues. Therefore, no penalty, fine or other sanction were be applied in this matter.

22.    Leasing transactions

22.1.Operating lease

(i)   Future minimum lease payments on non-cancellable operating leases

Lease agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can usually vary from 1 to 12 months of monthly rents as a penalty, as demonstrated in the table below:

	2018	2017
Minimum lease payments:
Minimum lease payments on termination date	411	392

Total	411	392

(ii)   Contingent lease payments

Contingent lease payment are additional lease payments which vary between 0.1% and 4.5% of sales.

	2018	2017
Expenses (income) for the year
Non contingent payments and Contingent payments	982	937
Sublease rentals (*)	(191)	(174)

(*) Refer mainly to lease agreements receivable from commercial shopping malls.

22.2.Finance lease

Finance lease agreements amounted to R$152 as of December 31, 2018 (R$195 as of December 31, 2017), as shown in the table below:

	2018	2017
Financial lease liability – minimum lease payments:
Up to 1 year	35	51
1 - 5 years	92	117
Over 5 years	25	27
Present value of finance lease agreements	152	195

Future financing charges	172	185
Gross amount of finance lease agreements	324	380

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Deferred revenue

The Group received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers at its stores.

	2018	2017

Deferred revenue in relation to sale of real estate property	16	-
Additional or extended warranties	19	27
Barter agreement	-	14
Services rendering agreement - Allpark	11	13
Revenue from credit card companies	44	-
Back lights	134	104
Others	39	10
	263	168

Current	250	146
Noncurrent	13	22

24.    Shareholders’ equity

24.1.Capital stock

The subscribed and paid-up capital as of December 31, 2018 is represented by 266,845 (266,579 as of December 31, 2017) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2017) and 167,165 in thousands of preferred shares (166,899 as of December 31, 2017).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 19, 2018, April 26, 2018, July 24, 2018, November 29, 2018 and December 10, 2018, it was approved a capital increase of R$3 (R$11 on December 31, 2017) through  the issuance of 265 thousands preferred shares (487 thousands of preferred shares on December 31,2017). On December 31, 2018, the capital stock is R$ 6,825 (R$ 6,822 on December 31, 2017).

24.2.Share rights

Preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) preference in the redemption of capital in the case of liquidation, (ii) preference in the annual minimum dividend payment in the amount of R$0.08 per share, non-cumulative; (iii) entitled to an additional 10% dividend payment over dividends on common shares, including for the purposes of the calculation the amount paid in (ii) above.

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

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity - Continued

24.3.Stock options

It recognizes the expenses associated to the Group’s executives’ share-based payments in accordance with IFRS 2 – Share-based payment. See note 24.5

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

24.5.Stock option plans for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of the Stock Option Plan "Ações com Açúcar” (Actions with Sugar or "Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20, 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Share Based Payment Plan and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes the ongoing Stock Option Plans on December 31, 2018.

 Compensation Plan

The Compensation Plan is managed by the Board of Directors, who has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the "Committee").

Committee members meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of options granted are assigned the letter "B" followed by  number. For the year ended December 31, 2018, the B3, B4 and B5 Series of the Compensation Plan were granted.

Options granted to a participant vest on a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, through the 42 (forty-second) month from the date of grant ("Exercise Period").

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

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity - Continued

24.5.Stock option plans for preferred shares - Continued

Compensation Plan - Continued

The participants are precluded for a period of 180 days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Group withholds any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan is managed by the Board of Directors, who assigns to Human Resources and the Compensation Committee the responsibility to grant options and to provide advise in managing the Stock Option Plan (the "Committee").

Committee members meet when options under the Option Plan are granted, and when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter "C" followed by a number. For the year ended December 31, 2018, the series C3, C4 and C5 of the Option Plan were granted.

For each series of stock options granted under the Option Plan, the exercise price of the option is equivalent to 80% of the closing average price of the Company's preferred shares traded during twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options ("Exercise Price").

Options granted to a Participant vest in a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the plans are summarized below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plans for preferred shares – Continued

				Exercise price		Number of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Outstanding
Balance at December 31, 2018
B2	05/29/2015	06/01/2018	11/30/2018	0.01	0.01	337	(272)	(38)	(27)	-
C2	05/29/2015	06/01/2018	11/30/2018	77.27	77.27	337	(3)	(125)	(209)	-
B3	05/30/2016	05/30/2019	11/30/2019	0.01	0.01	823	(281)	(75)	-	467
C3	05/30/2016	05/30/2019	11/30/2019	37.21	37.21	823	(274)	(108)	-	441
B4	05/31/2017	05/31/2020	11/30/2020	0.01	0.01	537	(159)	(43)	-	335
C4	05/31/2017	05/31/2020	11/30/2020	56.78	56.78	537	(157)	(44)	-	336
B3 –Tranche 2	04/27/2018	05/30/2019	11/30/2019	0.01	0.01	95	-	-	-	95
C3 - Tranche 2	04/27/2018	05/30/2019	11/30/2019	56.83	56.83	95	-	-	-	95
B5	05/31/2018	05/31/2021	11/30/2021	0.01	0.01	499	(1)	(5)	-	493
B5	05/31/2018	06/30/2018	06/30/2018	0.01	0.01	95	(95)	-	-	-
C5	05/31/2018	05/31/2021	11/30/2021	62.61	62.61	499	(1)	(5)	-	493
C5	05/31/2018	06/30/2018	06/30/2018	62.61	62.61	95	(95)	-	-	-
						4,772	(1,338)	(443)	(236)	2,755

				Exercise price		Number of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Outstanding
Balance at December 31, 2017
B1	05/30/2014	06/01/2017	11/30/2017	0.01	0.01	239	(166)	(73)	-	-
C1	05/30/2014	06/01/2017	11/30/2017	83.22	83.22	239	(12)	(108)	(119)	-
B2	05/29/2015	06/01/2018	11/30/2018	0.01	0.01	337	(119)	(37)	-	181
C2	05/29/2015	06/01/2018	11/30/2018	77.27	77.27	337	-	(71)	-	266
B3	05/30/2016	05/30/2019	11/30/2019	0.01	0.01	823	(246)	(41)	-	536
C3	05/30/2016	05/30/2019	11/30/2019	37.21	37.21	823	(130)	(42)	-	651
B4	05/31/2017	05/31/2020	11/30/2020	0.01	0.01	537	(146)	(11)	-	380
C4	05/31/2017	05/31/2020	11/30/2020	56.78	56.78	537	(1)	(11)	-	525
						3,872	(820)	(394)	119	2,539

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plans for preferred shares – Continued

The Company implemente two new share-based series in 2018, B5 and C5.

According to the terms of the plans, each option offers the participant the right to acquire a preferred share, with the same conditions of the preceeding series.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series 1,188 thousands options of shares were granted.

At December 31, 2018 there were 233 thousands treasury-preferred shares which may be used upon excercised of options granted in the plan. The preferred share market price was R$80.98 per share.The table below shows the dilutive effect if all options granted were exercised:

	2018	2017

Number of shares	266,845	266,579
Balance of effective stock options granted	2,755	2,539
Maximum percentage of dilution	1.03%	0.95%

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

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) dividend expectation of 0.41%, (b) volatility expectation of nearly 36.52% and (c) the weighted average interest rate of 9.29%.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plans for preferred shares – Continued

The expectation of remaining average life of the series outstanding at December 31, 2018 is 1.25 year (1.53 year at December 31, 2017). The weighted average fair value of options granted at December 31, 2018 was R$45.24 (R$39.07 at December 31, 2017).

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2017
Granted during the period	1,073	28,40
Cancelled during the period	(110)	40,56
Exercised during the period	(699)	22,14
Expired during the period	(119)	83,22
Outstanding at the end of the period	2,539	29,48	1.53
Total to be exercised at December 31, 2017	2,539	29,48	1.53

At December 31, 2018
Granted during the period	1,378	30,91
Cancelled during the period	(229)	38,64
Exercised during the period	(697)	31,96
Expired during the period	(236)	68,62
Outstanding at the end of the period	2,755	26,03	1.37
Total to be exercised at December 31, 2018	2,755	26,03	1.37

The amounts recorded in the statement of operations, for the year ended December 31, 2018 were R$20 (R$16 as of December 31, 2017).

24.6.Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) denominated in Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V. The effect was R$24 (R$20 on December 31, 2017).

24.7.Transactions with non-controlling shareholders

The amounts recorded in the consolidated statement of changes in shareholders’ equity, as transactions with non-controlling interest referred to:

	Controlling shareholders’	Non-controlling interest	Consolidated
2018
Other transactions with non-controlling interest	(8)	3	(5)

2017
Other transactions with non-controlling interest	(2)	-	(2)

2016 (*)
Change in Cnova’s Brasil interest	(127)	127	-
Change in Cdiscount’s interest	1	7	8
Payment in shares exchange between Cnova N.V. by Cnova Brasil	(20)	(27)	(47)
Share of profit of associates on shares change effect at Cdiscount	14	-	14
Sale of subsidiary Cdiscount	(11)	45	34
Other transactions with non-controlling interest	5	13	18
	(138)	165	27

24.    Shareholders’ equity – Continued

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.8.Tax incentive reserve

On June 29, 2018, the extraordinary shareholders’ meeting approved Management’s proposal to transfer R$48 arising from tax incentives to the expansion reserve. In December 2018, the Company transferred an additional R$10 to this reserve tax incentives to be approved at the Shareholders´ Meeting.

24.9.Dividends

In 2018 the Board of Directors approved the payment of interest on own capital of R$261, as detailed below:

On April 26, 2018 approved the value of R$75 being R$0.2910893309 per preferred share and R$0.2646266644 per common share, paid on June 12, 2018.

On September 27, 2018 approved the value of R$115 being R$0.446593630 per preferred share and R$0.405994209 per common share, paid on November 29, 2018.

On November 29, 2018 approved the value of R$71 being R$0.277404648 per preferred share and R$0. 252186044 per common share, paid on December 14, 2018.

Company’s management has proposed dividends, considering the interest on own capital paid in a net amount of R$ 225 to its shareholders as attributable to minimum dividend, calculated as follows:

	Proposed dividends
	2018	2017
		Restated

Net income for the year	1,193	580
Legal reserve	(60)	(31)
Tax incentives reserve	(10)	-
Calculation basis of dividends	1,123	549
Mandatory minimum dividends – 25%	281	137
Additional Dividends	-	10

Payment of interim dividends as interest on own capital, net of withholding taxes	(225)	(69)
Dividend payable	56	78

Company’s bylaw establishes a minimum dividend of 25% of profit for the year. This may be higher upon decision by the Board of Directors.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Net operating revenue

	2018	2017	2016
Gross sales
Goods	53,643	48,597	45,267
Services rendered	456	365	294
Sales returns and cancellations	(484)	(523)	(592)
	53,615	48,439	44,969

Taxes on sales	(4,227)	(3,805)	(3,515)

Net operating revenue	49,388	44,634	41,454

26.    Expenses by nature

	2018	2017	2016
		Restated	Restated

Cost of inventories	(36,239)	(32,140)	(30,194)
Personnel expenses	(4,846)	(4,691)	(4,503)
Outsourced services	(636)	(648)	(587)
Functional expenses	(2,380)	(2,376)	(2,304)
Selling expenses	(1,334)	(1,226)	(1,167)
Other expenses	(753)	(624)	(628)
	(46,188)	(41,705)	(39,383)

Cost of sales	(37,834)	(33,646)	(31,654)
Selling expenses	(7,297)	(7,027)	(6,781)
General and administrative expenses	(1,057)	(1,032)	(948)
	(46,188)	(41,705)	(39,383)

27.    Other operating expenses, net

	2018	2017	2016

Tax installments and other tax risks	(181)	(217)	(357)
Restructuring expenses	(147)	(107)	(99)
Gains (losses) on disposals of property and equipments (a)	112	(247)	(99)
Other	-	(8)	(12)
	(216)	(579)	(567)

(a)   In 2018, it mainly includes the gain on sale of three properties for R$418, at the cost of R$222. The remaining balance consists of write-offs of certain propoerty and equipment items during the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

28.   Financial income (expenses), net

	2018	2017	2016
Finance expenses:
Cost of debt	(390)	(498)	(705)
Cost of discounting receivables	(155)	(144)	(163)
Monetary restatement loss	(78)	(131)	(174)
Other finance expenses	(82)	(138)	(92)
Total financial expenses	(705)	(911)	(1,134)

Financial income:
Income from short term instruments	26	38	84
Monetary restatement gain	194	137	137
Other financial income	11	6	10
Total financial income	231	181	231

Total	(474)	(730)	(903)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

29.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	2018			2017			2016
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total
				Restated			Restated
Basic numerator
Net income (loss) allocated to common and preferred shareholders - continuing operations	813	441	1,254	294	161	455	(68)	(41)	(109)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	(38)	(23)	(61)	81	44	125	(265)	(159)	(424)
Net income (loss) allocated to common and preferred shareholders	775	418	1,193	375	205	580	(333)	(200)	(533)

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continuing operations	4.86842	4.42584		1.77904	1.61730		(0.41213)	(0.41213)
Basic earnings per millions of shares (R$) - discontinued operations	(0.22714)	(0.22714)		0.47908	0.43554		(1.59905)	(1.59905)
Basic earnings per millions of shares (R$) - total	4.64129	4.19870		2.25812	2.05284		(2.01118)	(2.01118)

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continuing operations	813	441	1,254	294	161	455	(68)	(41)	(109)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	(38)	(23)	(61)	81	44	125	(265)	(159)	(424)
Net income (loss) allocated to common and preferred shareholders	775	418	1,193	375	205	580	(333)	(200)	(533)

Diluted denominator
Weighted average of shares (in millions)	167	100	267	166	100	266	166	100	266
Stock option	1	-	1	1	-	1	-	-	-
Diluted weighted average of shares (millions)	168	100	268	167	100	267	166	100	266

Diluted earnings per millions of shares (R$) – continuing operations	4.83520	4.42584		1.76950	1.61730		(0.41213)	(0.41213)
Diluted earnings per millions of shares (R$) – discontinued operations	(0.22559)	(0.22714)		0.47650	0.43554		(1.59905)	(1.59905)
Diluted earnings per millions of shares (R$) – total	4.60961	4.19870		2.24600	2.05284		(2.01118)	(2.01118)

For the year ended December 31, 2016, potential shares issued under the stock option plan were not included in the diluted earning per share as their effect would have been antidilutive.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information

Management considers the following business segments:

•       Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Group is engaged in operations of retail stores located in 22 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Group deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls.

The Group measures the results of segments using the accounting practices under IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. The Group reviews periodically the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Home appliances and e-commerce segments are presented as discontinued operations for the years 2018, 2017 and 2016 (as per note 32) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Group’s segments as of December 31, 2018 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

Description	Food retail (*)			Cash & Carry			Assets held for sale and discontinued operations (**)			Subtotal			Eliminations/ Others(***)			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
		Restated			Restated			Restated			Restated			Restated			Restated

Net operating revenue	26,489	26,194	26,967	22,899	18,440	14,487	-	-	-	49,388	44,634	41,454	-	-	-	49,388	44,634	41,454
Gross profit	7,389	8,036	7,624	4,165	2,952	2,176	-	-	-	11,554	10,988	9,800	-	-	-	11,554	10,988	9,800
Depreciation and amortization	(608)	(604)	(576)	(232)	(175)	(131)	-	-	-	(840)	(779)	(707)	-	-	-	(840)	(779)	(707)
Profit from operations before net financial expenses and share of profit of associates	677	749	320	1,567	822	477	-	-	-	2,144	1,571	797	-	-	-	2,144	1,571	797
Net financial expenses	(428)	(682)	(808)	(46)	(48)	(95)	-	-	-	(474)	(730)	(903)	-	-	-	(474)	(730)	(903)
Share of profit of associates	79	48	41	-	-	-	-	-	-	79	48	41	(46)	(137)	(20)	33	(89)	21
Profit (loss) before income tax and social contribution	228	115	(448)	1,521	774	383	-	-	-	1,749	889	(65)	(46)	(137)	(20)	1,703	752	(85)
Income tax and social contribution	18	(63)	76	(467)	(234)	(100)	-	-	-	(449)	(297)	(24)	-	-	-	(449)	(297)	(24)
Net income (loss) for continuing operations	246	52	(372)	1,054	540	283	-	-	-	1,300	592	(89)	(46)	(137)	(20)	1,254	455	(109)
Net income (loss) for discontinued operations	(28)	(33)	(78)	-	-	-	(46)	389	(958)	(74)	356	(1,036)	-	-	-	(74)	356	(1,036)
Net income (loss) of year end	218	19	(450)	1,054	540	283	(46)	389	(958)	1,226	948	(1,125)	(46)	(137)	(20)	1,180	811	(1,145)

Current assets	7,680	7,187		4,218	3,090		24,557	22,996		36,455	33,273		(151)	(257)		36,304	33,016
Noncurrent assets	11,532	11,150		5,029	3,569		-	-		16,561	14,719		(16)	(28)		16,545	14,691
Current liabilities	8,245	7,966		5,248	3,414		19,459	17,897		32,952	29,277		(167)	(285)		32,785	28,992
Noncurrent liabilities	5,716	4,973		409	701		-	-		6,125	5,674		-	-		6,125	5,674
Shareholders' equity	5,251	5,398		3,590	2,544		5,098	5,099		13,939	13,041		-	-		13,939	13,041

(*) Food retail includes GPA Malls & Properties.

(**) See note 32.

(***) The eliminations consist of intercompany balances and the results of a Company in Luxco. The eliminations shown are exclusively related to balance sheet balances, since intercompany transactions in the income statement are eliminated directly in each segment column.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

The Group operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	2018	2017	2016
Extra / Compre Bem	15,792	16,110	16,776
Assaí	22,899	18,440	14,487
Pão de Açúcar	6,860	6,659	6,711
Proximidade	1,182	1,085	1,131
Other business	2,655	2,340	2,349
Total net operating revenue	49,388	44,634	41,454

31.    Non-cash transactions

During 2018, 2017 and 2016 the Group had the following non-cash transactions:

•       Purchases of property and equipment items not yet paid as per note 14.3;

•       Purchase of intangible assets not yet paid as per note 15.3;

•       Deferred income tax as per note 20;

•       Additions/reversals of provisions for contingencies as per note 21;

•       Transactions with non-controlling interest as per note 24.7;

•       Recognition of ICMS tax credits, according to note 11.

32.    Non current assets held for sale and discontinued operations

Composition:	2018	2017
Net assets - Via Varejo (see note 32.2)	24,413	22,753
Property/lands held for sale CBD	30	22
Total	24,443	22,775

On September 29, 2018, the Group entered into a contract for the sale of a land for R$115, which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of legal title at a future date.

32.1.Interest change on Cnova N.V Investment

On July 24, 2016 a reorganization took place to separate the holdings of Via Varejo and CBD on Cnova N.V.

The second step of the restructuring process took place with the objective to concentrate the non-food business in a specific entity. The corporate reorganization on the ultimate controlling company Casino, GPA, Via Varejo, Cnova N.V. and Cnova Brasil was approved and concluded.

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

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1.Interest change on Cnova N.V Investment – Continued

In accordance with Noncurrent assets held for sale and discontinued operations (IFRS 5), as result of the Cnova reorganization thr Group presented Cnova N.V.’s results for the 10 month period ended October 31, 2016 and year ended December 31, 2015 in one single line item in our statement of operations in loss from discontinued operations and the related balances of assets and liabilities in the line items assets held for sale and liabilities related to assets held for sale, respectively, in the balance sheet as of December 31, 2017 and 2016. On November 1, 2016 the Group became a minority shareholder in Cnova N.V. and began applying the equity method of accounting in its investment in Cnova N.V..

See below the summary of the statement of operations, balance sheet and cash flow statement of Cdiscount before the eliminations:

Balance sheet:

10.31.2016
Assets
Current
Cash and cash equivalents	621
Trade receivables, net	365
Inventories, net	900
Other current assets	129
Total current assets	2,015

Noncurrent
Deferred income tax and social contribution	38
Related parties	520
Other noncurrent assets	14
Property and equipment, net	46
Intangible assets, net	423
Total noncurrent assets	1,041
Total assets	3,056

Liabilities
Current
Trade payable, net	1,319
Related parties	1,300
Other current liabilities	363
Total current liabilities	2,982
Noncurrent
Provision for contingencies	52
Other noncurrent liabilities	17
Total noncurrent liabilities	69
Shareholders’ equity	5
Total liabilities and shareholders’ equity	3,056

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1.Interest change on Cnova N.V Investment – Continued

Statement of operations	10.31.2016

Net operating revenue	5,509
Cost of sales	(4,973)
Gross profit	536
Operating income (expenses)
Selling, general and administrative expenses	(527)
Depreciation and amortization	(63)
Other operating expenses, net	(69)
(659)
Loss from operations before financial expenses	(123)

Financial expenses, net	(9)

Loss before income tax and social contribution	(132)

Income tax and social contribution	(24)

Net loss from discontinued operations	(156)
Attributed to:
Controlling shareholders	(48)
Non-controlling shareholders	(108)

In addition to statement of operations of October 31, 2016, the net loss of discontinued operations consider R$(9) related to the November and December net loss, amounting to R$(165).

Statements of cash flow	10.31.2016

Cash flow used in operating activities	(998)
Cash flow provided by (used in) investing activities	54
Cash flow from financing activities	950
Exchange rate in cash and cash equivalent	(24)
Net decrease in cash and cash equivalents	(18)

32.2.Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors meeting held on November 23, 2016 approved a process to dispose of the Gtroup’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Throughout 2017 and 2018 the Group actively sought to sell such interest to potential strategic investors, however, the sale was not completed until December 31, 2018 due to external factors beyond the Group's control including, among others, certain events occurred in these years that impacted the macroeconomic scenario and political instability that brought market volatility and impacted the perception of potential investors regarding the recovery of the Brazilian economy In December 2018, the Company’s Board of Directors approved, besides the sale to a strategic investor which continues to  be pursued as a primary objective, the possibility of selling the interest through capital market transactions and committed that the sale transaction to be completed until December 31, 2019.

In November 2018, it was completed the process of migration of the Via Varejo shares to the Novo Mercado segment of B3.

Within this new context, in the same meeting, the Board of Directors authorized the sale of 50,000,000 common shares of Via Varejo, corresponding to 3.86% of its share capital, through a TRS (Total Return Swap) with a leading bank (note 17.10), whereby such shares were sold in daily operations conducted by the bank.  On February 20, 2019, the Board of Directors approved a new TRS agreement, authorizing the sale of 40.000.000 (forty millions) ordinary shares of Via Varejo held by the Company, corresponding to 3.09% of the share capital of Via Varejo. This sale was carried out on the B3 on February 25, 2019. The operation does not imply changing of the control or in the administrative structure of Via Varejo. As a result of these transactions, our interest in Via Varejo decreased from 559,521,085 common shares to 469,521,085 common shares, corresponding to 36.27% of Via Varejo’s capital stock. In addition, our Board of Directors authorized our management to actively pursue selling our remaining equity interest in Via Varejo to a strategic investor or through operations available in capital markets in order to complete the full divesture in Via Varejo by December 2019.

Accordingly, among other requirements of IFRS 5, as the sale of the Group's investment in Via Varejo in 2019 is highly probable, the subsidiary's operations are presented as discontinued operations as required in IFRS 5. The disclosure of the net income of Via Varejo is included in a single line in the statement of operations after taxes and the balances of assets and liabilities as held for sale and discontinued operations.

For cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations. Non current assets and liabilities held for sale on December 31, 2018 were R$24,443 (R$22,775 on December 31, 2017) and R$19,412 (R$17,824 on December 31, 2017), respectively. The net effects on discontinued operations were a net loss of R$74 in 2018 (net income of R$356 in 2017 and a net loss of R$1,036 in 2016).

Via Varejo shares are listed on B3 under ticker symbol “VVAR3, whose consolidated financial statements can be found on the investor relations website (www.ri.viavarejo.com.br). See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Balance sheet (*):

	2018	2017
		Restated
Assets
Current
Cash and cash equivalents	3,711	3,559
Trade receivables, net (i)	3,768	3,750
Inventories, net	4,773	4,379
Recoverable taxes	1,060	219
Other current assets	100	168
Total current assets	13,412	12,075

Noncurrent
Trade receivables, net	217	201
Recoverable taxes	2,519	2,725
Other accounts receivable, net	984	962
Deferred income tax and social contribution	445	415
Related parties	322	539
Investment properties	108	81
Property and equipment, net	1,925	1,711
Intangible assets, net	4,625	4,287
Total noncurrent assets	11,145	10,921
Total assets	24,557	22,996

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Balance sheet (*):

Liabilities	2018	2017
Current		Restated
Trade payable, net	8,652	7,726
Structured payable program	421	437
Borrowings and financing (i)	3,378	3,802
Related parties	187	139
Other current liabilities (ii)	2,248	2,176
Total current liabilities	14,886	14,280

Noncurrent
Borrowings and financing (i)	1,020	397
Deferred income tax and social contribution	840	840
Other noncurrent liabilities (ii)	2,713	2,380
Total noncurrent liabilities	4,573	3,617
Shareholders’ equity	5,098	5,099
Total liabilities and shareholders’ equity	24,557	22,996

(*) Before intercompany eliminations with GPA of R$144 of assets and R$47 of liabilities

(i) Includes sales to be paid in installments by our customers through CDCI, whose value on December 31, 2018 is R$ 2,297 in assets (R$ 2,382 at December 31, 2017) and R$ 3,400 in liabilities (R$ 3,466 on December 31, 2017).

(ii) Includes balance of R$2,006 on December 31, 2018 (R$1,374 on December 31, 2017) of deferred revenue related to the advance payment received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and banking correspondent).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.2  Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	2018	2017	2016
		Restated	Restated

Net operating revenue	26,928	25,690	23,215
Cost of sales	(18,963)	(17,343)	(16,201)
Gross profit	7,965	8,347	7,014
Operating income (expenses)
Selling, general and administrative expenses	(6,768)	(6,810)	(6,106)
Depreciation and amortization	-	-	(207)
Other operating expenses, net	(550)	(218)	(389)
	(7.318)	(7,028)	(6,702)
Profit from operations before financial expenses and share of profit of associates	647	1,319	312
Financial expenses, net	(743)	(770)	(1,075)
Share of profit of associates	40	20	16
Income (loss) before income tax and social contribution	(56)	569	(747)
Income tax and social contribution	34	(164)	(29)

Net income for the year	(22)	405	(776)
Attributed to:
Controlling shareholders	(9)	175	(282)
Non-controlling shareholders	(13)	230	(494)

(*) Via Varejo began to consolidate Cnova Brasil on October 31, 2016, as such the net loss of 2016 above is the sum of the results of Via Varejo and Cnova Brasil with the eliminations from January 1st, 2016. Before eliminations of amounts of related parties with the Company.

Description	2018	2017	2016
Net operating revenue	(43)	(36)	(22)
Cost of sales	(9)	(8)	(7)
Selling costs	1	-	1
General and administrative expenses	3	(1)	-
Financial expenses, net	17	21	5
Income tax and social contribution	8	6	6
Total	(23)	(18)	(17)

Additionally a reclassification was made of incurred costs related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$(29) in 2018 (R$(32) in 2017 and R$(77) in 2016).

Summarized Cash flow statement	2018	2017	2016
Cash flow provided by (used in) operating activities	841	70	(2,636)
Net cash used in investing activities	(590)	(333)	(237)
Net cash provided by (used in) financing activities	(99)	(208)	226
Cash variation for the year	152	(471)	(2,647)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.3  Fair Value Via Varejo

In accordance with IFRS 5 the Via Varejo investment should be recognized considering the lower of the book value of the net assets and the fair value less cost to sell.

The Company determined that the fair value less cost to sell is higher than the carrying amount of the net assets held for sale, considering the recent average stock price of Via Varejo at the date and subsequent to the date of the financial statements.

33.    Insurance coverage

The insurance coverage as of December 31, 2018 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Assigning profit	15,546
Business interruption	Loss of profits	8,930
Cars and Others	Damages	291

The Company maintains specific insurance policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$33 and risk of damage protection and Cybersecurity responsibility (Cyber) of R$41, which totaled a coverage of R$308.

34.    Subsequent events

34.1.Issuance of promissory note

On December 17, 2018, the Board of Directors approved the 4th issuance of commercial promissory notes in a single serie. On January 10, 800 promissory notes were issued with a unitary value of R$1 and a total value of R$800. The debentures will mature on January 9, 2022.

34.2.Foreign currency loan agreement

On January 3, 2019 the subsidiary Sendas Distribuidora entered into a foreign currency loan agreement with Scotiabank in the amount of US$ 50, which corresponds to R$197. The contract matures on December 27, 2019 and requires semi-annual interest payment. On the same date, Sendas signed a swap agreement, exchanging the exchange rate risk to CDI.

34.3.TRS (Total Return Swap)

On February 20, 2019, the Board of Directors approved a new TRS agreement (“TRS”), authorizing the sale of 40.000.000 (forty millions) ordinary shares of Via Varejo held by the Company, corresponding to 3.09% of the share capital of Via Varejo. As a result of the total return swap transactions, our corporate interest in Via Varejo corresponding to 36.27% of share capital of Via Varejo.

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

São Paulo, Brazil

May 4, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Via Varejo S.A.

São Caetano do Sul - SP - Brazil

Opinion on the financial statements

We have audited the consolidated balance sheets of Via Varejo S.A. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the Company’s financial position as of December 31, 2018 and 2017, and the result of its operations and its cash flows for each of the two years ended December 31, 2018, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated April 26, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in accounting principle

The Company has changed its method of accounting for revenue from contracts with customers and financial instruments during 2018 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments, respectively. The consolidated financial statements for the year ended December 31, 2017 have been retrospectively adjusted for the impacts of the adoption of these new accounting standards.

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

April 26, 2019

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Via Varejo S.A.

São Caetano do Sul - SP - Brazil

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Via Varejo S.A. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s consolidated financial statements as of and for the year ended December 31, 2018, and our report, dated April 26, 2019, expressed an unqualified opinion on those financial statements.

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

April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP - Brazil

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Cnova Comércio Eletrônico S.A. and subsidiaries, a subsidiary of the Company, whose net loss constituted 72.4% of consolidated net loss for the year ended December 31, 2016. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Cnova Comércio Eletrônico S.A., is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of Companhia Brasileira de Distribuição and subsidiaries for the year ended December 31, 2016, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

As discussed in Note 5.1 to the consolidated financial statements, the accompanying 2016 financial statements have been retrospectively adjusted for the impacts of the adoption of IFRS 9 - Financial Instruments and IFRS 15 - Revenue from Contracts with Customers.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

May 8, 2017,

(April 29, 2019 as to Note 5.1)