Form 20-F
period 2019-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2020-12-01
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14626

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Christophe Hidalgo, Chief Financial Officer
Phone: +55 11 3886-0421
gpa.ri@gpabr.com
Avenida Brigadeiro Luiz Antonio, 3142
01402-901 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	-	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share	CBD	New York Stock Exchange

*Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Common Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

As of December 31, 2019, the registrant had outstanding 99,679,851 common shares and 168,317,573 preferred shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act

☐ Yes ☒ No

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

☐ Yes ☒ No

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

☐ Yes ☒ No

2

3

4

5

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company,” “Grupo Pão de Açúcar” and “GPA” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “common shares” are references to our authorized and outstanding common shares (ações ordinárias), without par value; and (iv) “preferred shares” are to our formerly issued preferred shares, which were converted into common shares on February 28, 2020. For additional information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” All references to “ADSs” are to American Depositary Shares, each representing one common share, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P. Morgan Chase Bank N.A. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “COP$” are to Colombian pesos, the official currency of Republic of Colombia, or Colombia. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Presentation of Financial and Other Data

Financial Data

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our consolidated financial statements are presented in Brazilian reais. We have translated some of the real amounts contained in this annual report into U.S. dollars and COP. The rate used to translate the U.S. dollars amounts as of December 31, 2019 was R$5.7718 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of October 30, 2020, as reported by the Central Bank of Brazil, or the Central Bank. As of November 27, 2020, the U.S. dollar selling rate as reported by the Central Bank was R$5.3488 to US$1.00. Unless otherwise stated, the rate used to translate the Colombian pesos amounts as of December 31, 2019 was COP$0.0015 to R$1.00, which was the commercial selling rate of the Colombian pesos in effect as of October 30, 2020, as reported by the Central Bank. As of November 27, 2020, the Colombian pesos selling rate as reported by the Central Bank was R$0.0015 to US$1.00. The U.S. dollar and Colombian pesos equivalent information presented in this annual report are solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars and Colombian pesos at that rate or at any other rate.

Other Data

In this annual report:

•	some of the financial data reflects the effect of rounding;
•	the term “Casino” refers to Casino, Guichard-Perrachon S.A, the term “Casino Group” refers to Casino and Casino’s subsidiaries, including Rallye S.A., or Rallye, and Euris S.A.S., or Euris, which are ultimately controlled by Mr. Jean-Charles Naouri;
•	the term “Cnova” refers to CNova N.V. and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016 and, starting on November 1, 2016, we began recording our investment in Cnova according to the equity pick-up accounting method;
•	the term “Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., which until October 31, 2016 was a wholly owned subsidiary of Cnova, owning the Brazilian non-food e-commerce businesses of CBD and Via Varejo (as defined below). Following the completion of the Cnova Corporate Reorganization (as defined and detailed in “Item 4A. History and Development of the Company”) on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo;
•	the term “Diniz Family” refers to members of the Diniz family who were former shareholders of Wilkes Participações S.A.;
6

•	the term “low-cost supermarkets” refers to a grocery store or supermarket retail format that sell products at prices that are in principle lower than the regular retail price;
•	the term “home appliances” refers to durable goods (i.e., electronics, furniture and other items for the home);
•	the term “mom-and-pop stores” refers to small owner-operated business;
•	the term “Multivarejo” refers to our food and non-food retail operating segment that operates under different formats through the banners Pão de Açúcar, Extra, Mercado Extra, Compre Bem, Mini Extra, Minuto Pão de Açúcar, Aliados Minimercado, Pão de Açúcar Adega and James;
•	the term “private label” refers to our own branded products, including Qualitá, Taeq, Casino, Club des Sommeliers, Fábrica 1959, Confraria, Finlandek, Arkitect, Bronzini, Cast, Bambini, Boomy Nous, Frescampo and Custer;
•	the term “Via Varejo” refers to Via Varejo S.A. and, where appropriate, its subsidiaries. Via Varejo was one of our subsidiaries and its operations were classified as discontinued operations in the periods from 2016 to 2019 (until June 2019). On June 14, 2019, we consummated the sale of all equity interest we held in Via Varejo. For additional information on the sale of our discontinued operations, see note 12.3 to our audited consolidated financial statements included elsewhere in this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

None of the information available on our website or on websites referred to in this annual report is incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—3D. Risk Factors,” “Item 4. Information on the Company—4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

●	the economic, financial, political and social effects of the COVID-19 pandemic (or other pandemics, epidemics and similar crises) particularly in Brazil and in other Latin American countries where we operate, and to the extent that they continue to cause serious negative macro-economic effects, thus prompting and exacerbating the risks described under “Item 3. Key Information—3D. Risk Factors;”
●	global economic conditions and their impact on consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);
●	the impacts of the COVID-19 pandemic on customer demand, as well as on our expected results of operations, financial condition and cash flows;
●	our ability to sustain or improve our performance;
●	competition in the Brazilian retail industry in the sectors in which we operate;
●	Brazilian government regulation and tax matters;
●	adverse legal or regulatory disputes or proceedings;
●	our ability to implement our strategy, including our digital transformation initiatives;
●	credit and other risks of lending and investment activities;
7

●	our ability to expand our operations outside of our existing markets;
●	hedge risks; and
●	other risk factors as set forth under “Item 3. Key Information—3D. Risk Factors.”

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

EXPLANATORY NOTE

Via Varejo Sale

Via Varejo was one of our subsidiaries and its operations were classified as discontinued operations in the period from 2016 to 2019 (until June 2019).

In line with our long-term strategy of focusing on the development of the food retail and cash and carry segments, on June 14, 2019, we sold all of our equity interest in Via Varejo, corresponding to 36.27% of Via Varejo’s capital stock, by means of a public auction on B3 – Brasil, Bolsa, Balcão, or B3. Since then, we ceased consolidating Via Varejo’s assets, liabilities and operating results that were classified as held for sale.

Our financial statements as of and for the year ended December 31, 2019 include the five months that Via Varejo’s results of operations were considered in the line item relating to discontinued operations.

For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.          Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.

IFRS 16 – Leases, or IFRS 16, became effective on January 1, 2019 and supersedes (i) IAS 17 – Leases, (ii) IFRIC 4 – Determining whether an Arrangement contains a Lease, (iii) SIC-15 – Operating Leases-Incentives, and (iv) SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets forth the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged when compared to IAS 17. Lessors will continue to classify leases as either operating or finance leases using principles that are similar to IAS 17. Accordingly, IFRS 16 does not have an adverse impact on the recognition of a lease by the lessor.

We adopted IFRS 16 using the full retrospective method of adoption on January 1, 2019. Accordingly, operational lease expenses are replaced by depreciation expenses related to the right-of-use and interest expenses in connection with lease liabilities. We have also applied the practical expedient to avoid the reassessment of contracts as to whether they contain a lease. Additionally, we elected not to recognize assets and liabilities for leases with a lease term of 12 months or less.

As a result of the application of the full retrospective method of adoption of IFRS 16, we have recasted the comparative financial information as of and for the years ended December 31, 2018 and 2017 with the following impacts:

	As of and for the Year Ended December 31,
	2018	2017
	(millions of R$)
Right-of-use assets	4,545	4,108
Lease liabilities	5,787	5,267
Depreciation expense	(481)	(483)
Interest expense	(587)	(565)

 For further details on our adoption of new accounting standards, including IFRS 16 and IFRIC 23, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2019, have been translated into U.S. dollars at a rate of R$5,7718 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of October 30, 2020, as reported by the Central Bank.

	As of and for the Year Ended December 31,
	2019	2019(1)(2)(3)	2018(1)(2)	2017(1)(2)(4)	2016(1)(2)(4)	2015(1)(2)(4)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Statement of operations and comprehensive income
Net operating revenue	9,812	56,635	49,388	44,634	41,454	37,198
Cost of sales	(7,700)	(44,445)	(37,779)	(33,585)	(31,654)	(28,123)
Gross profit	2,112	12,190	11,609	11,049	9,800	9,075
Selling, general and administrative expenses	(1,447)	(8,354)	(7,602)	(7,349)	(7,729)	(6,688)
Depreciation and amortization	(245)	(1,413)	(1,202)	(1,117)	(707)	(650)
Other operating expenses, net	(80)	(459)	(203)	(576)	(567)	(206)
Operating expenses	(1,772)	(10,226)	(9,007)	(9,042)	(9,003)	(7,544)
Profit from operations before net financial expenses and share of profit of associates	339	1,964	2,602	2,007	797	1,531
Financial income	78	449	231	181	231	354
Financial expenses	(287)	(1,655)	(1,292)	(1,476)	(1,134)	(1,122)
Finance expenses, net	(209)	(1,206)	(1,061)	(1,295)	(903)	(768)
Share of profit of associates	0.35	2	28	(93)	21	81
Profit (loss) before income tax and social contribution	132	760	1,569	619	(85)	844
Income tax and social contribution	(47)	(272)	(413)	(262)	(24)	(229)
Net income (loss) for the year from continuing operations	85	488	1,156	357	(109)	615
Net income (loss) for the year from discontinued operations	60	348	128	472	(1,036)	(891)
Net income (loss) for the year	145	836	1,284	829	(1,145)	(276)
9

Attributed to controlling shareholders from continuing operations	83	478	1,156	357	(109)	615
Attributed to controlling shareholders from discontinued operations	54	312	(7)	139	(424)	(350)
Total attributed to controlling shareholders	137	790	1,149	496	(533)	265
Attributed to non-controlling shareholders from continuing operations	2	10	––	––	––	––
Attributed to non-controlling shareholders from discontinued operations	6	36	135	333	(612)	(541)
Total attributed to non-controlling shareholders	8	46	135	333	(612)	(541)
Other comprehensive income (loss) for the year, net of income tax	38	218	(9)	(35)	198	(222)
Total comprehensive income (loss) for the year	183	1,054	1,275	794	(947)	(498)
Attributed to controlling shareholders	164	945	1,132	467	(459)	177
Attributed to non-controlling shareholders	19	109	143	327	(488)	(675)
Per share data(5)
Basic earnings per common share (weighted average for the year):
Common – Continuing operations	0.31	1.79	4.34	1.34	-	2.32
Common – Total	0.51	2.96	4.31	1.91	-	1.00
Diluted earnings per common share (weighted average for the year):
Common – Continuing operations	0.31	1.79	4.32	1.34	-	2.31
Common – Total	0.51	2.95	4.29	1.90	-	1.00
Weighted average number of common shares outstanding (in thousands)	267,068	267,068	266,604	266,071	265,532	265,320
Dividends declared and interest on own capital per common share	0.15	0.85	1.32	0.30	0.02	1.16
Balance sheet data
Cash and cash equivalents	1,378	7,954	4,369	3,792	5,112	11,015
Property and equipment, net	4,208	24,290	14,052	13,292	9,182	10,377
Assets held for sale	39	223	29,018	26,746	20,153	15
Total assets	10,131	58,475	61,988	55,862	45,051	47,241
Current borrowings and financing	604	3,488	1,981	1,200	2,957	4,869
Non-current borrowings and financing	1,855	10,706	3,392	3,193	2,912	4,164
Liabilities related to assets held for sale	-	-	23,876	21,947	15,632	––
Shareholders’ equity	2,347	13,548	13,159	12,156	12,417	13,352
Share capital	1,188	6,857	6,825	6,822	6,811	6,806
Other financial information
Net cash provided by (used in):
Operating activities	197	1,135	4,267	3,464	(1,304)	4,632
Investing activities	(566)	(3,266)	(1,897)	(1,592)	(2,020)	(1,852)
Financing activities	328	1,894	(1,641)	(3,663)	1,475	(3,006)
Capital expenditures(6)	(482)	(2,782)	(2,364)	(1,713)	(1,544)	(1,985)

(1)	As disclosed in note 33 to our audited consolidated financial statements included elsewhere in this annual report, operations of Via Varejo were classified as discontinued operations in the periods from 2016 to 2019 (until June 2019). On June 14, 2019, we consummated the sale of all equity interest we held in Via Varejo. Accordingly, our financial statements as of and for the year ended December 31, 2019 include the five months that Via Varejo’s results of operations were considered in the line item relating to discontinued operations. For additional information on the sale on our discontinued operations, see note 12.3 to our audited consolidated financial statements included elsewhere in this annual report. Moreover, starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5.
(2)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017. Our audited consolidated financial statements and financial information as of and for the years ended December 31, 2015 and 2016 have not been retroactively restated and are not directly comparable.
(3)	As a result of Éxito Group’s acquisition on November 27, 2019, this table includes Éxito Group’s financial information solely for the month of December 2019.
(4)	IFRS 9 – Financial Instruments, or IFRS 9, and IFRS 15 – Revenue from Contracts with Customers, or IFRS 15, became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 starting on January 1, 2016 and, as a result, we have restated our audited consolidated financial statements and financial information included in this annual report for the years ended December 31, 2017 and 2016.. Our audited consolidated financial statements, and financial information for the year ended December 31, 2015 included in this annual report has not been retroactively restated and as such are not comparable.
(5)	Until February 2020, each preferred share received a dividend 10% higher than the dividend paid to each common share. In 2019, we paid dividends in the amount of R$ 20.6 to our preferred shareholders. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.” As a result of our migration to the Novo Mercado listing segment of B3on March 2, 2020, we converted all of our preferred shares into common shares and started trading our common shares in the Novo Mercado listing segment of B3. For additional information on our migration to the Novo Mercado listing segment of B3, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” According to IAS33, for purposes of the presentation of the basic earnings per share and diluted earnings per share we are solely considering our common shares, including for periods from 2015 to 2019. We calculate basic earnings per share and diluted earnings per share on a converted basis to accommodate the fact that we no longer have outstanding preferred shares.

(6)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

	As of and for the Year Ended December 31,
	2019(4)	2018	2017	2016	2015
	(R$, except as indicated)
Operating data
Number of employees at period end(1)	145,506	94,119	91,106	93,658	93,176
Total square meters of selling area at period end	2,945,128	1,793,077	1,743,505	1,740,567	1,719,559
Number of stores at period end(2):
Pão de Açúcar	185	186	186	185	185
Extra Hiper	112	112	117	134	137
Mini Extra and Minuto Pão de Açúcar	237	235	265	284	311
Extra Supermercado(3)	181	186	188	194	199
Assaí	166	144	126	107	95
Éxito Group(4)	653	-	-	-	-
Total number of stores at period end	1,534	863	882	904	927
(1)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(2)	Excludes gas stations and drugstores.
(3)	Includes Extra Supermercado, Mercado Extra and Compre Bem banners.
(4)	Includes Éxito Group’s operations in Colombia, Argentina and Uruguay.

	As of and for the Year Ended December 31,
	2019	2019(1)	2018	2017	2016	2015(2)
	(US$, except as indicated)	(R$, except as indicated)
Net operating revenue per employee(3):
Pão de Açúcar	77,615	447,977	442,129	414,903	407,463	371,152
Extra Hiper(4)	107,777	622,068	609,364	570,601	517,197	463,212
Mini Extra and Minuto Pão de Açúcar	73,556	424,552	348,985	349,306	296,698	232,215
Extra Supermercado(5)	65,145	376,005	390,024	439,678	421,094	388,391
Assaí	133,612	771,183	765,277	699,146	687,156	628,748
CBD average net operating revenue per employee	93,702	540,832	524,743	489,910	363,407	322,753
Net operating revenue by store format:
Pão de Açúcar	1,240	7,156	7,171	6,932	6,979	6,727
Extra Hiper(4)	2,359	13,613	13,719	13,652	14,102	14,249
Mini Extra and Minuto Pão de Açúcar	221	1,273	1,182	1,085	1,131	946
Extra Supermercado(5)	799	4,611	4,417	4,525	4,755	4,822
Assaí	4,816	27,797	22,899	18,440	14,487	10,453
Éxito Group(6)	373	2,151	–	–	–	–

Other (7)	6	34	–	–	–	–
Total net operating revenue	9,812	56,635	49,388	44,634	41,454	37,198
Average monthly net operating revenue per square meter(8):
Pão de Açúcar	424	2,448	2,451	2,385	2,420	2,361
Extra Hiper(3)	262	1,515	1,516	1,412	1,362	1,325
11

Mini Extra and Minuto Pão de Açúcar	321	1,850	1,524	1,343	1,287	1,109
Extra Supermercado(4)	309	1,786	1,704	1,636	1,685	1,648
Assaí	636	3,671	3,574	3,430	3,107	2,578
CBD average monthly net operating revenue per square meter	417	2,408	2,283	2,085	1,928	1,747
Average ticket amount:
Pão de Açúcar	12	67	64	59	57	53
Extra Hiper(3)	16	90	86	80	73	70
Mini Extra and Minuto Pão de Açúcar(3)	4	25	22	20	19	17
Extra Supermercado(4)	7	40	38	36	36	34
Assaí	29	165	158	157	156	146

CBD average ticket amount	16	92	84	76	69	61
Average number of tickets per month:
Pão de Açúcar	1,552,209	8,959,041	9,393,488	9,770,687	10,187,388	10,581,845
Extra Hiper(3)	2,195,133	12,669,866	13,244,647	14,284,209	16,106,165	17,037,205
Mini Extra and Minuto Pão de Açúcar	720,826	4,160,461	4,435,348	4,425,078	4,929,778	4,725,240
Extra Supermercado(4)	1,676,103	9,674,130	9,710,083	10,480,779	11,060,911	11,870,096
Assaí	2,437,790	14,070,434	12,095,230	9,792,180	7,717,266	5,949,201

CBD average number of tickets per month	8,582,060	49,533,932	48,878,795	48,752,933	50,001,507	50,163,588

(1)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017. Our audited consolidated financial statements and financial information as of and for the years ended December 31, 2015 and 2016 have not been retroactively restated and are not directly comparable.
(2)	IFRS 9 and IFRS 15 became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 starting on January 1, 2016 and, as a result, we have restated our audited consolidated financial statements and financial information included in this annual report for the years ended December 31, 2017 and 2016. Our audited consolidated financial statements, and financial information for the year ended December 31, 2015 included in this annual report has not been retroactively restated and as such are not comparable.
(3)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(4)	Includes revenues associated with rentals of commercial spaces. Revenues of gas stations, drugstores, food delivery and in-store pick-up are included in the respective banner.
(5)	Includes Extra Supermercado, Mercado Extra and Compre Bem banners.
(6)	As a result of Éxito Group’s acquisition on November 27, 2019, this table includes Éxito Group’s financial information solely for the month of December 2019.
(7)	Includes the banners Cheftime, James and Stix Fidelidade. For information on Cheftime, James and Stix Fidelidade, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation.”
(8)	Calculated using the average of square meters of selling area on the last day of each month in the period.

3B.          Capitalization and Indebtedness

Not applicable.

3C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3D.          Risk Factors

An investment in the ADSs or our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this annual report before making an investment decision. The risks described below are those that we currently believe may materially affect us. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The trading price of the ADSs and our common shares could decline due to any of these risks or other factors, and you may lose all or part of your investment. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company described below and elsewhere in this annual report.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us and the trading price of the ADSs and our common shares.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of our ADSs and common shares may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

●	economic, political and social instability;
●	increases in the unemployment rate;
●	interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);
●	significant increases in inflation or strong deflation in prices;
●	currency fluctuations;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);
●	modifications to laws and regulations according to political, social and economic interests;
●	efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);
●	energy and water shortages and rationing;
●	liquidity of domestic capital and lending markets;
●	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These uncertainties and other future developments in the Brazilian economy may adversely affect our business activities, and consequently our results of operations, and may also adversely affect the trading price of the ADSs and our common shares.

Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the ADSs and our common shares.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies.

Brazilian markets have experienced heightened volatility due to uncertainties from ongoing investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. The effects of the Lava Jato investigation and other investigations of corruption had and continue to have an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future.

In addition, any difficulty by the Brazilian government in obtaining a majority in the national congress could result in congressional deadlock, political unrest and demonstrations or strikes, which could adversely affect us. Uncertainties relating to the implementation by the government of changes related to monetary, fiscal and social security policies, as well as to related laws may contribute to economic instability. These uncertainties and additional measures may heighten the volatility of the Brazilian securities market, including in relation to our ADSs and our common shares.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), or IGP-M index, was 7.31% in 2019, 7.54% in 2018, 0.53% in 2017 and 7.19% in 2016. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, recorded inflation of 2.95%, 3.75% and 4.31% in 2017, 2018 and 2019, respectively, according to IBGE.

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

Recently, the Monetary Policy Committee (Comitê de Política Monetária), or COPOM, has decreased official interest rates, which have reached historical record lows. We cannot assure that interest rates will remain at current low levels in the future. Any future measures adopted by the Brazilian government, including further reduction in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, which could have a negative effect on net operating revenue. Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our common shares.

Exchange rate volatility may adversely affect the Brazilian economy and us.

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2017, the real depreciated against the U.S. dollar, reaching R$3.308 per US$1.00 as of December 31, 2017. In 2018, the real further depreciated against the U.S. dollar in comparison to 2017, reaching R$3.875 per US$1.00 as of December 31, 2018. In 2019, the real further depreciated against the

U.S. dollar in comparison to 2019, reaching R$4.0301 per US$1.00 as of December 31, 2019. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching to R$5.9372 to US$1.00 on May 14, 2020. On November 27, 2020, the real/U.S. dollar exchange rate was R$5.3488 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our common shares. As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

Developments and the perception of risk in other countries may adversely affect the price of Brazilian securities, including the ADSs and our common shares.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian issuers, including the ADSs and our common shares. Trading prices on B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian capital markets, adversely affecting the ADSs and our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including the ADSs and our common shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Brazilian economy. Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment. They have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, reflecting the scale of investor’s risk aversion, the stock market triggered several automatic suspensions, known as circuit breaker, and the benchmark index of about 70 stocks traded on the B3, or the Ibovespa index, fell 36.9% from January 1, 2020 to March 31, 2020, following the trend of international stock markets. From January 1, 2020 to October 31, 2020, the Ibovespa index decreased 18.8%. Accordingly, the price of our common shares and ADSs were adversely affected.

The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Many countries are implementing relief plans to reduce the effects of the COVID-19 in the local and world economy. Due to the uncertainties related to the length of this novel virus, we cannot estimate the additional impacts that the COVID-19 may cause on the price and performance of our common shares and ADSs. Any material change in the Brazilian and international financial markets or the Brazilian economy as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

Any further downgrading of Brazil’s credit rating may adversely affect the trading price of the ADSs and our common shares.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macro-economic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

Standard & Poor’s initially downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015 and subsequently downgraded it to BB in February 2016, maintaining its negative outlook, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-minus. In February 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook, further maintaining the sovereign credit rating at BB-minus, but revising the outlook on this rating from positive to stable in April 2020.

Moody’s placed Brazil’s Baa3 sovereign debt credit rating under review in December 2015 and downgraded it to Ba2 with a negative outlook in February 2016, citing the prospect for further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable, which rating and outlook were further reaffirmed by Moody’s in May 2020.

Fitch initially downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-minus, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at BB-minus, citing the risk of tax and economic reforms and political instability. In May 2020, Fitch reaffirmed Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to negative as a result of the impact of the COVID-19 pandemic.

Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Risks Relating to our Industry and Us

We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.

We operate mainly in the food retail industry in Brazil and Colombia, including the cash and carry (atacado de autosserviço) segment and the home appliances segment, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing, and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, mainly in the retail segment, and especially from those that operate in the informal segment of the Brazilian and Colombian economies. We also compete with large chains in both the retail and cash and carry segments. In addition, in our markets, particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large multinational retail food, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

If we are unable to compete successfully in our target markets (including adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices under each of our banners and segments) or otherwise adjust to changing consumer habits and preferences, such as shopping on mobile devices, we may lose market share, which would adversely affect our financial condition and results of operations.

Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channels, and our digital transformation strategy might not be an effective response to this emerging competition.

In recent years, retail sales of food, clothing and home appliances products over the internet have increased significantly in Brazil and in other Latin American countries where we have operations. We expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, Amazon recently announced that it would focus more resources on its Brazilian business. Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high-quality, fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue, especially as a result of the COVID-19 pandemic.

Additionally, technology employed in retail sales of food and home appliances evolves constantly as part of a modern digital culture. For example, one of our competitors announced a partnership with a startup company for the opening of an automated grocery store run by a smartphone application. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as standards of the industry in which we operate.

We have a digital transformation strategy, but we cannot provide any assurance that our strategy will be successful in meeting customer demands or maintaining our market share in light of our competitors’ internet retail businesses. For information on our digital transformation, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation.” If internet sales in Brazil continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets and retail stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

The Brazilian and Colombian food retail industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the Brazilian and Colombian food retail industry, which includes the cash and carry segment, has experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the food retail and home appliances sectors depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for home appliances. Unfavorable economic conditions in Brazil or in other Latin American countries where we operate, or unfavorable economic conditions worldwide reflected in the Brazilian economy and in those other countries where we operate, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

These factors are compounded as Brazil emerges from a prolonged recession after a period of slow recovery, with only meager gross domestic product, or GDP, growth in 2019, 2018 and 2017. Brazil’s GDP growth rates were 1.1% in 2019, 1.1% in 2018 and 1.0% in 2017. According to Focus Report dated November 13, 2020, the Brazilian GDP growth rate will decrease from 1.1% in 2019 to a negative outcome of approximately 5% in 2020. According to Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, as of the end of the nine-month period ended on September 30, 2020, the Colombia GDP decreased by 8.1% when compared to the same period of 2019, while the retail and wholesale industry as a whole decreased by 17.8%, mainly as a result of the restrictions resulting from the COVID-19 pandemic, including restrictions on the movement of persons, lockdowns, closing of commercial spaces, as well as the increased unemployment rate and lower consumer confidence. Our results of operations and financial condition have been, and will continue to be, affected by the weak GDP of the countries where we operate. Developments in the economy of the Latin American countries where we operate, principally Brazil and Colombia, may affect these countries’ growth rates and, consequently, the use of our products and services, which may adversely affect the trading price of our ADSs and common shares.

Because the retail industry is usually perceived as essentially growth-oriented, we are dependent on the growth rate of Brazil and Colombia’s urban population and different income levels. Any decrease or slowdown in these metrics in Brazil or Colombia, may adversely affect our sales and our results of operations.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate reached 11.6% in October 2020 and 11.9% in 2019, compared to 12.3% in 2018 and 12.7% in 2017. These circumstances have not been noticeably improved by gradual reductions in the basic interest rate in Brazil, the SELIC rate, which went from 2.4%, 4.5%, 6.5% and 7.0% in October 2020 and December 2019, 2018 and 2017, respectively.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if Brazilian government restricts the granting of credit to consumers.

Additionally, we extend credit to customers through our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately-owned financial institutions in Brazil. Our partnership is called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, or FIC. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—4B. Business Overview—FIC.”

FIC is subject to the risks normally associated with providing financing services, including the risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to the cost and maturity of financing to customers, which could have a material adverse effect on us.

Furthermore, FIC is a financial institution regulated by the Central Bank and is, therefore, subject to extensive regulation. The regulatory structure of the Brazilian financial system is continuously changing. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. FIC and, therefore, we, may be adversely affected by regulatory changes, including those related to:

●	minimum capital requirements;
●	requirements for investment in fixed capital;
●	credit limits and other credit restrictions;
●	accounting requirements;
●	intervention, liquidation and/or temporary special management systems; and
●	interest rates.

Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a competitor without financial operations.

We are increasingly dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are increasingly dependent on credit card sales. Sales to customers using credit cards accounted for 39.9%, 40.3% and 38.2% of the consolidated net operating revenue in 2019, 2018 and 2017 for our food retail and cash and carry segments. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

A portion of our sales is paid in installments offered by acquirers. As a result, we depend on acquirers to be able to continue offering credit cards as a payment option to our customers. Any change in the policies of acquirers regarding installment payments and credit may adversely affect us.

Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our Pão de Açúcar, Extra, Compre Bem, Assaí, Éxito, Carulla, Surtimax, Super Inter , Surtimayorista, Devoto, Disco, Geant and Libertad banners contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A reduction in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

The recent global outbreak of novel coronavirus (COVID-19) disease has disrupted and could further disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.

In response to the COVID-19 pandemic, government authorities around the world imposed measures that restricted the movement of persons, including: (i) quarantine and lockdown; (ii) restrictions on travel and public transportation; (iii) extended closings of offices and working places, which caused interruptions in supply chains; and (iv) closing of certain stores, mostly those deemed non-essential. In the countries where we operate, state and local governments followed the guidelines issued by the respective Ministry of Health to control the spread of COVID-19 and imposed restrictions on the movement of persons and social distancing requirements, resulting in the closing of restaurants, schools, daycare centers, hotels, shopping malls, and areas with intense foot traffic, including parks and other public spaces.

Certain of our operations were not considered essential by government authorities, which led to the closure of a significant part of our commercial galleries and centers. Even after the re-opening of these commercial galleries and centers, we have experienced a reduced traffic of people at these venues. Consequently, revenue from these operations has decreased significantly, which has adversely affected and may continue to negatively affect us.

Additionally, during the period that restaurants, bars, schools and daycare centers have been closed due to the COVID-19 pandemic, most of our corporate cash and carry customers have shifted to individuals. Although in the short-term this customer profile change has not directly affected us, we may be adversely affected by it in the long-term.

Moreover, our administrative office and other facilities were affected as we adopted a remote work policy on March 2020 for our administrative and back-office personnel in the countries we operate. We have been gradually returning our employees to the office, but we cannot guarantee that we will not have to implement this policy once again in the event of new restrictive measures imposed as a response to a new COVID-19 wave. The use of this policy, partially or in full, may affect our productivity, result in errors and delays in our operations and cause other business interruptions.

To meet the demand of our customers and protect our employees, we implemented emergency protective health measures at our stores, hired temporary employees to maintain them operational and invested in additional training, which caused a temporary increase in our operating costs. We cannot assure you that we will not have to implement these measures or adopt new protective measures, which may adversely affect us.

If a significant percentage of our employees is not able to work, due to illnesses, restrictions on travel or government restrictions related to the pandemic, we may be adversely affected. An extended period of remote work may also increase our operating risks, including cyber security and labor risks, among others, which may adversely affect us. We may also be affected as a result of a lower flow of people on the streets, and consequently in stores, in addition to changes in the consumption pattern of customers.

We may also face supply chain risks, including scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so, which may adversely affect us.

The extent to which the coronavirus or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted, including (i) the severity and duration of the pandemic, including whether there are new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; (ii) evolving macro-economic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; (iii) unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; (iv) the long-term impact of the pandemic on our business, including consumer behaviors. Accordingly, our business may be adversely impacted by the fear of exposure to uncertainties related to or actual effects of the COVID-19 or similar disease outbreak.

Contingent obligations for the benefit of unrelated parties may cause a material adverse effect on our business and result of operations.

On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and Via Varejo ceased to be a consolidated subsidiary. Since then, we do not control Via Varejo nor have exercised influence over its management or operations, and, as a result, Via Varejo has no longer been our related party. However, certain transactions, previously existing between the Company and Via Varejo, when Via Varejo was part of the Pão de Açúcar Group, remained in effect, including the guarantees we have granted for obligations of Via Varejo . In the event of non-compliance by Via Varejo of these obligations, including as a result of non-payment, our business and results of operations may be adversely and materially affected. For additional information on these transactions, see “Item 7B. Related Party Transactions—Via Varejo.”

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot assure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

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

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, landlords may increase rent periodically, usually every three years. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations. Furthermore, we are party to an arbitration proceeding related to the lease agreements of 61 stores entered into with Fundo de Investimento Imobiliário Península, or Península, which is beneficially owned by members of the Diniz Family. We cannot assure you that the outcome of this arbitration proceeding will not adversely affect our business and operations. For more information on this arbitration proceeding, see “Item 8 Financial Information—8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arbitration—Península.”

Our stores and distribution centers are also subject to certain operational licenses. Our inability to obtain or renew these operational licenses may result in the imposition of fines and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the Brazilian transportation systems and infrastructure to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

In our food retail segment (Multivarejo), approximately 72% of our products are distributed through our 15 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. In our cash and carry segment, approximately 40% of our products are distributed through nine distribution centers. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes (such as the May 2018 Brazilian truckers’ strike) or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores. For more information on our distribution and logistics operations, see “Item 4. Information on the Company—4B. Business Overview—Distribution and Logistics.”

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

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic data collected by our systems, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could disrupt our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, energy interruptions, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our suppliers, employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to new legal proceedings that could result in damages, fines and harm to our reputation.

The processing of personal data in Brazil is currently regulated by a series of rules, such as the Federal Constitution, the Consumer Protection Code and the Internet Civil Registry. Failure to comply with provisions of these laws, especially related to (i) providing clear information on the data processing operations performed by us, (ii) respecting for the purpose of the original data collection; (iii) legal deadlines for the storage of user data, and (iv) the adoption of legally required security standards for the preservation and inviolability of the personal data processed, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

On August 14, 2018, Law No. 13,709, the General Data Protection Act (Lei Geral de Proteção de Dados), or GDPA, was enacted, and came into effect on September 18, 2020. However, the GDPA administrative sanctions can only be applied by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, starting in August 2021. The GDPA establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The GDPA establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority. In the event of non-compliance with the GDPA, we may be subject to the following penalties: (i) disclosure of the infraction after it has been duly investigated and confirmed, (ii) blockage of the personal data to which the infraction relates, (iii) elimination of personal data to which the infraction relates, and (iv) a fine, per infraction, of up to 2% (subject to a limit of R$50,000,000) of our billings in Brazil during the last fiscal year, excluding taxes. ANPD may revise data protection standards and proceedings based on the GDPA in the future.

In the event of non-compliance with the GDPA or any other applicable law related to personal data, or in the event of a personal data breach, we may be subject to legal proceedings, fines and damage to our reputation, which may materially and adversely affect us. We are subject to uncertainties as to how Brazilian courts will apply and interpret the GDPA, which may materially and adversely affect us.

Our controlling shareholder has the ability to direct our businesses and affairs.

According to Brazilian corporate law, our controlling shareholder, the Casino Group has the power to (i) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers;

and (ii) determine the outcome of the vast majority of actions requiring shareholder approval. Our controlling shareholders’ interests and business decisions may prevail over our other shareholders or holders of ADSs.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that these legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our external legal advisors, management and our audit committee. Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and note 21 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. We face various challenges inherent to the administration of a large number of employees over a wide geographical area. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results of operations.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act, the Sapin II Law and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-Corruption Law, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the perpetrator to both administrative and civil penalties.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Brazilian Anti-Corruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.

Additionally, French Law No. 1,691, of December 2016, or the Sapin II Law, relates to transparency, preventing corruption and the modernization of economic activity, and determines that companies must establish an anti-corruption program to identify and mitigate corruption risks. Under the Sapin II Law, among others, any legal entity or individual may be held criminally liable for offering a donation, gift or reward with the intent to induce a foreign public official to abuse their position or influence to obtain an undue advantage. The Sapin II Law is applicable to companies belonging to a group whose parent company is headquartered in France and whose workforce includes at least 500 employees worldwide. As such, the Sapin II Law applies to us. The key anti-corruption provisions of the Sapin II Law have been in force since June 1, 2017.

Failure to comply with anti-corruption laws in any of the countries where we have operations and to which we are subject or any investigations of misconduct, or enforcement actions could subject us to fines, loss of operating licenses, and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us, our reputation, and the trading price of the ADSs and our common shares.

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs. If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing a reduction in sales and results of operations as well as in the trading price of the ADSs and our common shares.

Some categories of products that we sell are principally acquired from a few suppliers and over-concentration could disrupt the availability of these products.

Some categories of products that we sell are principally acquired from a few suppliers. If any supplier is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

In addition, some of our principal suppliers are currently involved in the Operação Lava Jato and developments in the related investigations or possible convictions of such suppliers may adversely affect their ability to supply products to us and, consequently, our sales levels for such products. For more information, see “—Risks Relating to Brazil—Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the ADSs and our common shares” below.

We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores, especially our private label products. Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of different federal, state and municipal laws and regulations relating to the preservation and protection of the environment, especially in relation to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

The political and economic conditions of the countries in which we operate may adversely affect us.

The political and economic conditions of the countries in which we operate may adversely affect us.

As a result of Éxito Group’s acquisition on November 27, 2019, we started to operate in Colombia, Argentina and Uruguay.

We are vulnerable to international economic crises and declining per capita income in the countries in which we operate, especially Colombia. A decrease in consumption in these markets could adversely affect our sales.

We face risks related to the international markets in which we operate, primarily including:

•	interference by local governments in economic policies;
•	unstable exchange rates and devaluation of local currencies;
•	deterioration of economic conditions;
•	inflation and interest rates;
25

•	foreign exchange controls and restrictions on remittances abroad, including remittance of dividends;
•	fiscal policy and tax regime;
•	foreign trade policy, including taxes and tariffs;
•	liquidity in the financial, capital and credit markets; and
•	other political, social, and economic risks that affect the markets in which we operate.

The occurrence of any of these factors, as well as any other factor affecting economic, political and social conditions in the markets in which we operate or intend to operate, may prevent us from fulfilling our strategic goals in these countries or in our international operations as a whole, and may adversely affect us.

Risks Relating to the ADSs and Our Common Shares

If you exchange the ADSs for common shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by Itaú Corretora de Valores S.A., or the Custodian, for our common shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell common shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes. See “Item 10. Additional Information—10D. Exchange Controls.”

You might be unable to exercise preemptive rights with respect to the common shares underlying the ADSs.

You will not be able to exercise the preemptive rights relating to the common shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of ADSs. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. In addition, we may issue a substantial number of common shares as consideration for future acquisitions or for any other fundraising needs, and we may choose not to extend preemptive rights to holders of ADSs.

The volatility and illiquidity of the Brazilian securities markets and of our common shares may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

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

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. B3 had a market capitalization of R$4.9 trillion as of December 31, 2019. The ten most traded stocks by volume on B3 during 2019 accounted for approximately 51.6% of total trading on B3 during that period. Conversely, the New York Stock Exchange had a market capitalization of approximately US$41.0 trillion as of December 31, 2019. Furthermore, the regulations of B3 may differ from what foreign investors are accustomed to seeing in other international exchanges. The characteristics of the Brazilian securities market may substantially limit the ability of holders of the common shares underlying the ADSs to sell them at the time and price they desire and, consequently, may adversely affect the market price of our common shares. If a liquid and active trading market is not maintained, the trading price of our common shares may be negatively affected.

The consummation of the spin off to separate our cash and carry business may not occur, which may adversely affect the trading price of our common shares and ADSs.

On September 9, 2020, our board of directors approved the analysis of a potential transaction to separate our cash and carry business through a spin-off of our wholly-owned subsidiary Sendas, which operates under the banner Assaí. For further information on the potential transaction, see “Item 4. Information on the Company”—4A. History and Development of the Company—Recent Changes in Our Business—Spin-off of the Cash and Carry Business.”  There can be no assurance that the potential transaction will be consummated.  The consummation of the potential transaction is subject to a number of conditions, some of which are beyond our control.  If the potential transaction is not consummated, the trading price of our common shares and ADSs may be adversely affected.

Holders of the ADSs and our common shares may not receive any dividends.

According to our bylaws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by Brazilian corporate law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or the NYSE, limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, ADS holders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, as a foreign private issuer, we chose to rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act of 1934, as amended, or the Exchange Act with respect to our audit committee. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Brazilian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

ITEM 4.	INFORMATION ON THE COMPANY

4A.          History and Development of the Company

We were incorporated in Brazil under Brazilian law on November 10, 1981, as Companhia Brasileira de Distribuição. Our principal executive offices are located at Avenida Brigadeiro Luiz Antonio, 3142, São Paulo, SP, Brazil (telephone: +55-11-3886-0421). Our agent for service of process in the United States is CT Corporation, 28 Liberty Street, New York, New York, 10005.

We have been a pioneer in the Brazilian retail food industry, opening our first store, a pastry shop, in 1948 in the city of São Paulo under the name Pão de Açúcar. We established one of the first supermarket chains in Brazil, opening our first supermarket in 1959 and opening the first hypermarket in Brazil in 1971. Brazilian economic reforms implemented in 1994, including the introduction of the real as the Brazilian currency and the drastic reduction of inflation rates, resulted in an unprecedented growth in local consumer markets. This increase in available income and the resulting increase in consumer confidence broadened our potential customer base and provided us with growth opportunities.

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil. Our stores have operated under different banners targeting the various income segments of the Brazilian population, with the aim to provide comprehensive and targeted coverage of the regions where we operate. For further information on our banners, see “—Item 4B. Business Overview—Our Company” and “—Item 4B. Business Overview—Our Company—Operations.” In order to implement this strategy and to increase our market share, between 1981 and 2003 we acquired important Brazilian supermarket chains which were later and gradually converted into our current banners. We summarize below major events from 2004 to the present related to our organic growth, divestitures, acquisitions and other significant developments in our business.

Historical Changes in Our Business

In 2004, we entered into a financial partnership called FIC with Itaú Unibanco. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For further information on FIC, see “—Item 4B. Business Overview—FIC.”

From 2007 to 2009, we acquired a 100% ownership interest in Sendas Distribuidora S.A., which operates the Assaí chain. This acquisition enabled us to enter the cash and carry segment. For further information on Assaí, see “—Item 4B. Business Overview—Our Company—Cash and Carry Operating Segment – Store Format and Banner—Assaí Stores.”

In 2009, we acquired a 98.8% of ownership interest in Globex (which later changed its corporate name to Via Varejo), a company which operates in the home appliances sector under the brand name Ponto Frio.

In 2010, through an association with members of the Klein family who represent the partners of Casa Bahia Comercial Ltda., or Casa Bahia Comercial, a Brazilian home appliances retailer which operates under the brand name Casas Bahia, we and the partners of Casa Bahia Comercial merged our respective businesses in the home appliances and e-commerce segments under Via Varejo. As a result, we then owned 52.4% of Via Varejo. On December 27, 2013, Via Varejo concluded its public offering in Brazil. After the offering, we reduced our equity interest in Via Varejo to 62.25% of the common shares and 43.35% of the total capital stock.

Cnova Brazil was a wholly owned subsidiary of Cnova, until October 31, 2016, owning our and Via Varejo’s Brazilian non-food e-commerce businesses. Following the completion of the Cnova Corporate Reorganization (as defined below) (i) on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova; (ii) Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount; and (iii) we were no longer the majority shareholder of Cnova, which we started to recognize through the equity pick-up accounting method. The corporate reorganization of Cnova, or Cnova Corporate Reorganization, consisted of (i) a reorganization agreement entered into by and among Cnova, Cnova Brazil and Via Varejo, dated August 2016; and (ii) concurrent tender offers launched by Casino to purchase any and all Cnova ordinary shares in the United States and in France in December 2016.

In line with our long-term strategy of focusing on the development of the food retail and cash and carry segments, on June 14, 2019, we sold all of our equity interest in Via Varejo, corresponding to 36.27% of Via Varejo’s capital stock, by means of a public auction on B3. For more information about our divestment of Via Varejo, see “—Recent Changes in Our Business—Via Varejo Sale” and “—Item 4E. Discontinued Operations.”

Furthermore, as a result of the reorganization to simplify Casino’s activities and businesses in Latin America, (i) on November 27, 2019, Casino acquired all shares issued by us and indirectly held by Almacenes Éxito S.A., or Éxito Group, a publicly-held company located in Colombia, and (ii) on November 27, 2019, Sendas Distribuidora S.A., or Sendas, our operational subsidiary, acquired 96.57% of Éxito Group’s shares by means of an all-cash tender offer. For additional information on our Latin America corporate reorganization, see “—Recent Changes in Our Business—Latin America Corporate Reorganization.”

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance of B3. For additional information on our enrollment in the Novo Mercado, see “—Recent Changes in Our Business—Latin America Corporate Reorganization.”

Recent Changes in Our Business

Latin America Corporate Reorganization

Overview

On June 26, 2019, our board of directors approved the recommendation of our final controlling shareholder, Casino, to carry out a reorganization to simplify its activities and businesses in Latin America. The proposed transaction comprised (i) the launch of an all-cash tender offer by us to acquire up to all of the shares of Éxito Group; (ii) the acquisition by Casino of all controlling shares issued by us and held indirectly by Éxito Group for a fair price; and (iii) our enrollment at Novo Mercado listing segment of B3 and, consequently, the conversion of all of our preferred shares into common shares. Our board of directors approved the creation of a special committee with three independent members to analyze and consummate the proposed transaction; the special committee was subsequently dissolved when the reorganization was concluded.

Casino’s Acquisition of our Shares

On September 12, 2019, Casino entered into a purchase agreement with Éxito Group to acquire all shares issued by us and indirectly held by Éxito Group for R$113.00 per share, corresponding to a total amount, net of debt, of US$1,161 million. The shareholders agreement entered into by and among Éxito Group, Casino and their subsidiaries governing their relationship as our shareholders was terminated. As a result of the acquisition, our board members appointed by Éxito Group resigned; they were Manfred Heinrich Gartz, Carlos Mario Giraldo Moreno and José Gabriel Loaiza Herrera.

Éxito Group’s Acquisition

On September 13, 2019, Sendas, our wholly owned subsidiary launched an all-cash tender offer for the price of COP$18,000 for each Éxito Group share. Concurrently with the tender offer, Casino and Sendas entered into a pre-arrangement providing for the terms of the all-cash tender offer and Casino’s commitment to sell, by means of the tender offer, its 55.3% equity interest in Éxito Group to Sendas. On November 27, 2019, shareholders representing 96.57% of Éxito Group’s equity interest accepted the all-cash tender offer, corresponding to a total amount of COP$7,780.6 billion. We have begun to consolidate Éxito Group’s results of operations in our financial statements since December 1, 2019.

On July 24, 2019, during the offering period relating to the acquisition of Éxito Group, our financial committee approved the realization of a cash flow hedge, via non-deliverable forward agreements, or NDF agreements, to mitigate our exposure to the Colombian pesos. These NDF agreements were terminated prior to December 31, 2019. The resulting effects of these NDF agreements were taken into account for purposes of the consideration paid in for the acquisition of the Éxito Group.

For the month of December 31, 2019, Éxito Group’s revenue totaled R$2,150 million and net income totaled R$71 million.

As a result of Éxito Group’s acquisition, we started to consolidate the operations in Colombia, Argentina and Uruguay, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

Novo Mercado

On November 28, 2019, our board of directors approved the proposal to be submitted to the shareholders’ general meeting regarding the migration of the Company’s shares to the Novo Mercado listing segment of B3, the highest level of corporate governance of B3, and, consequently, the conversion of all of our outstanding preferred shares into common shares.

At an extraordinary shareholders’ meeting held on December 30, 2019, our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for one preferred share, (2) the Company’s adherence to the Novo Mercado rules and the transfer of trading of the common shares issued by the Company to the Novo Mercado, and (3) amendments to our bylaws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares. In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with B3, dated February 28, 2020. According to this agreement, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, on March 2, 2020, the trading of our common shares began on the Novo Mercado listing segment of B3.

In the U.S., the preferred ADS positions were converted into common ADS positions on March 4, 2020, with a corresponding change of CUSIP. On March 5, 2020, the NYSE suspended the trading of the ADSs represented by preferred shares and trading of the ADSs represented by common shares began.

For additional information on our amended bylaws, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Shareholders’ Meetings.”

Via Varejo Sale

On November 23, 2016, our board of directors approved the plan to sell our equity interest in Via Varejo, in line with our long-term strategy of focusing on the development of the food retail and cash and carry segments. Since then, in accordance with IFRS 5, we have separately reported the results of Via Varejo as discontinued operations in one single line item in assets, liabilities and income statement.

On November 26, 2018, we held 43.23% of Via Varejo’s total capital stock. On December 21, 2018 and February 20, 2019, our board of directors approved total return swap transactions, involving the sale of common shares of Via Varejo, corresponding to 3.86% and 3.09% of Via Varejo’s total capital stock, respectively. These sales were carried out on the B3 on December 27, 2018 and February 25, 2019, respectively.

On June 14, 2019, we sold by means of an auction procedure all of our equity interest in Via Varejo on B3 for the price of R$4.90 per share, totaling R$2,300.7 million. Since then, we ceased consolidating Via Varejo’s assets, liabilities and operating results that were classified as held for sale. As a result of the sale we recognized a gain on sale of investment of R$398 million, net of tax.

Since June 14, 2019, we no longer exercise influence over Via Varejo’s management.

After the consummation of the sale of all our equity interest in Via Varejo, certain transactions, previously existing between the Company and Via Varejo when Via Varejo was part of the Pão de Açúcar Group, remained in effect. We have been in discussions with Via Varejo’s management regarding the amicable termination or replacement of the outstanding transactions that we had entered into with Via Varejo while it was part of the Pão de Açúcar Group.

For additional information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via Varejo” and note 12.3 to our audited financial statements.

Subsequent to the sale of our equity interest in Via Varejo, in November 2019, Via Varejo’s management disclosed to the market anonymous allegations of fraud related to alleged accounting irregularities at Via Varejo, which had been brought to the attention of Via Varejo’s management at the end of September 2019. In December 2019, Via Varejo informed the market that its preliminary investigation had identified indications of alleged accounting irregularities. On March 25, 2020, Via Varejo disclosed to the market the conclusion of the investigation, which did not result in any material adjustment to be recorded by us in our financial statements.

Digital Transformation

In 2018, we created our Digital Transformation department as part of our strategy designed to offer customers increasingly personalized solutions in order to provide them with a better shopping experience. As part of this strategy, we began working more closely with foodtech startups. In the process, we formed partnerships with Liga Ventures to sponsor the first retail start-up acceleration program in Brazil, and with Cubo Itaú, an innovation and entrepreneurial hub, in order to accelerate innovation in the retail sector. We also created our own innovation lab, GPA Lab, located at our headquarters, in order to strengthen a culture of innovation. GPA Lab has three modern spaces, available to hold meetings, workshops, lectures, trainings and other internal and external events. Our Digital Transformation department is responsible for creating our digital products and helping to maintain the growth of our stores by increasing our efficiency. We believe that our digital transformation will help us become more agile, productive and efficient, bringing improvements to our online platforms as well as physical stores.

Beginning in 2018, we have also pursued opportunities to integrate innovative businesses into Grupo Pão de Açúcar by analyzing companies in the industry, which to date has resulted in:

(i)	a partnership with Cheftime Comércio de Refeições Ltda., or Cheftime, a pioneering foodtech startup founded in 2015, that offers cook-it-yourself meal-kits, as well as ready-to-eat and semi-cooked meal-kits. In accordance with the agreement entered into with Cheftime in November 2018, we had the right to acquire the controlling interest in Cheftime within 18 months after the execution of the agreement, which could be extended to up to 24 months. Due to this successful partnership, we exercised this right earlier than expected and concluded the acquisition of a controlling interest in Cheftime on November 12, 2019. As of December 31, 2019, we sold more than 200,000 meals and the foodtech was present in more than 200 of our brick-and-mortar stores and in the e-commerce.
(ii)	the acquisition in December 2018of 100% of the capital stock of James Intermediação S.A. (former Leji Intermediação S.A.), or James, a startup that operates the super app James Delivery, which is a multiservice platform for ordering and delivering various products, connecting customers, deliverers and businesses. This acquisition supplements the delivery methods that we make available to our customers: physical store purchases, next day, same day and express deliveries (within four hours) and “Click and Collect” withdrawals in physical stores. In 2019, James was operating in 19 cities in Brazil located in the states of São Paulo, Rio de Janeiro, Ceará, Paraná, Tocantins, Pernambuco, Teresina, Piauí and Mato Grosso do Sul. In 2020, the plan is to consolidate James in these Brazilian cities.

In 2019, we and Raia Drogasil S.A., or RD, created Stix Fidelidade S.A., or Stix Fidelidade, in which we hold 66.7% equity interest and RD holds 33.3%. Stix Fidelidade is responsible for the development of a loyalty program in which its users earn points called Stix Fidelidade on purchases made on affiliated retailers’ websites and stores, including us and Raia Drogasil, to be redeemable for products or services available at the Stix Fidelidade platform, in addition to discounts and other benefits that might be available from time to time. Stix Fidelidade also has as a strategic partner Banco Itaú providing for the terms under which Banco Itaú clients may transfer points accumulated on Banco Itaú credit cards to the Stix Fidelidade platform or acquire Banco Itaú credit cards that will grant them automatic Stix Fidelidade points upon certain circumstances. In February 2020 we announced the approval of Administrative Council of Economic Defense, or CADE, confirming that the closing of the transaction has occurred. Currently, Stix Fidelidade is working on the development of its operation and strategic partnerships, aiming to launch the program in the second semester of 2020.

Repositioning our Private Label

       In 2018, we started to focus on repositioning our private label portfolio, with a priority on improving quality and price competitiveness as an important process for building client loyalty in the markets in which we operate. As part of this initiative, we have started working more closely with suppliers, entering into long-term partnerships and ensuring higher production levels, which allow us to maintain our product launch rates and reach better margins. The portfolio underwent a renovation process and more than 1,500 products were launched, representing the entry in new categories. We aim to increase the reach of our private label by 23% of Multivarejo’s food category until the end of 2020.

Spin-off of the Cash and Carry Business

On September 9, 2020, our board of directors approved the analysis of a potential transaction to separate our cash and carry business through a spin-off of our wholly-owned subsidiary Sendas, which operates under the banner Assaí. We refer to this potential transaction as the “spin-off.” The spin-off will be preceded by the transfer of the equity interest currently held by Sendas in Almacenes Éxito S.A. to the Company.

The goal of the spin-off is to unlock the full potential of the Company’s cash and carry and traditional retail businesses, allowing them to operate on a standalone basis, with separate management teams, and focusing on their respective business models and market opportunities. Additionally, the spin-off is expected to provide each of the businesses with direct access to the capital markets and other sources of funding, hence allowing them to prioritize investments according to each company’s profile, thus creating more value for their respective shareholders.

In connection with the spin-off, 100% of the common shares issued by Sendas are expected to be distributed to the Company’s shareholders, on a pro rata basis for no consideration. The distribution will occur after the listing of Sendas’ common shares on the Novo Mercado segment of B3, together with listing of ADRs representing Sendas’ shares on NYSE are approved. We expect Sendas to follow substantially similar corporate governance standards as those currently adopted by the Company.

The implementation of the spin-off and the listings depend on the completion of the analysis of the spin-off as well as on obtaining necessary approvals, including from shareholders and applicable regulators.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested R$6.9 billion in our consolidated operations in the three years ended December 31, 2019. While the Brazilian economy was still under a slow recovery in 2019, we increased our capital expenditures in our continuing operations by 17.7% from R$2.4 billion in 2018 to R$2.8 billion in 2019, which reinforces our confidence in the execution of our business strategy. The investments principally related to the expansion of the Assaí banner, store renovations and store conversions.

Our capital expenditures and investment plan for 2020 and our continuing operations contemplates capital expenditures and investments of up to R$1.5 billion, according to our plan approved at the annual and extraordinary shareholders’ meeting, relating to (i) opening of new stores and store conversions; (ii) store renovations; (iii) improvements to information technology; and (iv) improvements to distribution facilities. We have historically financed our capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties. We plan to continue financing our capital expenditures and investments principally with cash flow from its operations.

Our investments in the last three years ended December 31, 2019 have included:

Opening of new stores – In the food retail sector, we seek to rent real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats. We have organically opened 66 new stores from 2017 through 2019, including those in the food retail sector. The total cost of opening these new stores from 2017 through 2019 was R$2.5 billion.

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems. Also, in 2017, we started a special renovation program of the Pão de Açúcar banner stores, in which we renovated a number of stores using our next generation concept, or G7. In 2018, 15 stores were fully renovated using the G7 concept, bringing the total number of stores in the G7 concept to 20. In 2019, 20 stores were fully renovated using the last concepts, including G7, bringing the total number of stores in the G7 concept to 46. In addition, another 100 Extra Supermercado stores were remodeled under the Mercado Extra concept and 15 stores were converted into Compre Bem, which have been delivering strong growth since their conversion. The total cost of renovating existing stores from 2017 through 2019 was R$1.8 billion.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, totaling R$332 million from 2017 through 2019. For more information on our information technology, see “—Item 4B. Business Overview—Information Technology.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested R$975 million in our distribution facilities from 2017 through 2019.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2019	2018	2017	2017-2019
	(in millions of R$)
Opening of new stores	1,200	745	583	2,528
Renovation of existing stores	689	650	444	1,783
Information technology	166	74	92	332
Distribution facilities and other	458	306	211	975
Non-cash effects:
Financing assets	(27)	(32)	27	(32)
Total investments food business Brasil	2,486	1,743	1,357	5,586
Via Varejo(1)	216	621	356	1,193
Éxito Group	80	-	-	80
Total	2,782	2,364	1,713	6,859
(1)	On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and, therefore, Via Varejo’s ceased being a consolidated subsidiary. For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy, including the continuing effects of the COVID-19 pandemic on the Brazilian economy and our business and operations. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

SEC Website With Disclosed Information

The SEC maintains a website (http://www.sec.gov) that contains all of our filed reports and information statements. We also maintain an investors’ relations website (http://www.gpari.com.br/en) that contains the latest updates and material developments of our business. This domain name is listed for informative purposes only and the information contained in this website is not incorporated by reference in this annual report.

4B.          Business Overview

The Brazilian Retail Industry

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 5.2% of Brazil’s GDP in 2019, and the food retail industry in Brazil had gross revenues of approximately R$378 billion in 2019, representing a 6.4% nominal increase compared to approximately R$356 billion in 2018.

The Brazilian retail food industry is highly fragmented. According to ABRAS, the five largest supermarket chains that disclosed their revenues to ABRAS represented approximately 38.9% of the retail food industry in 2019, as compared to 37.0% in 2018 and 39.7% in 2017. Our consolidated gross sales represented 16.3% of the gross sales of the entire retail food industry in 2019, as compared to 15.1% in 2018, also according to ABRAS.

According to data published in February 2020 by IBGE, the volume of sales in the food retail sector slightly increased by 0.4% in 2019 compared to 2018. According to data published in November, 2020 by IBGE, in the nine-month period ended September 30, 2020, the volume of sales increased by 5.5% compared to the same period in 2019.

The cash and carry segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by direct wholesale. According to data published by the information, data and market measurement company Nielsen Holdings PLC, or Nielsen, until August 2019, the cash and carry segment in Brazil experienced a year-to-date increase of 4.8% in sales.

According to the IBGE, the total population of Brazil was approximately 212 million in July, 2020, representing a 0.77% growth since 2019. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2019, the city of São Paulo had an estimated population of 12.2 million and the city of Rio de Janeiro had an estimated population of 6.7 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 45 million, representing 21.9% of the Brazilian population and is our largest consumer market, with 609 stores as of December 31, 2019. The state of Rio de Janeiro is our second largest consumer market, with 95 stores as of December 31, 2019.

During 2019, private consumption in Brazil increased 1.7% while the country’s GDP increased 1.1%. The GDP increase was mainly due to growth in the services segment, especially with respect to the performance of the retail and real estate sectors. In the six months ended June 30, 2020, GDP decreased by 5.9%.

The following table sets forth the different income class levels of Brazilian households, according to the Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2020, presenting the figures of 2019 published by IPC Marketing Editora.

Class Level	Average Monthly Income
(in R$)
A	25,554
B1	11,279
B2	5,642
C1	3,086
C2	1,749
D/E	720

According to a study by IPC Maps 2020, class A households account for only 2.5% of all urban households, classes B1 and B2 collectively represent 21.0% of all households, classes C1 and C2, the most representative in Brazil, collectively represent 48.1% and classes D and E collectively represent 28.5%. In recent years, the average purchasing power and number of class C, D and E urban households have increased.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Macro-Economic Environment and Factors Affecting Our Results of Operations.”

The Colombian Retail Industry

In 2019, macro environment and consumer indices in Colombia seemed to improve.  According to DANE, the Colombia GDP grew by 3.3% and unemployment rate reduced to 9.5%, being the cities of Cali and Medellín the ones that posted the highest index. In 2019, inflation rose to 3.8% compared to 3.18% in 2018, and food inflation rose to 5.8% from the 2.43% in 2018.

In 2019, the Colombian retail industry grew by 5.2% compared to 2.8% in 2018, and retail sales excluding gas and vehicles continued with a strong recovery trend and posted an 8.1% growth in 2019 compared to 5.4% in 2018. The Consumer Confidence Index, on the other hand, decreased from (0.5)% in 2018 to (7.4)% in 2019, according to the Colombian social and political economy research institute Fedesarrollo (La Fundación para la Educación Superior y el Desarrollo). This behavior was strongly driven by lower expectations and consumer economic conditions, which were 9.3 percentage points and 3.4 percentage points, respectively.

According to the marketing consulting company Raddar CKG, household consumption in Colombia reached COP$727,000 million in 2019 (equivalent to R$1,090.5 million), with a growth of 9.7% when compared to 2018. This was due to the 6% wage increase and higher remittances and household indebtedness. Virtually all household consumption baskets showed good dynamics in 2019, highlighting the entertainment and electronics categories.

According to DANE, as of the end of the nine-month period ended on September 30, 2020, the Colombia GDP decreased by 8.1% when compared to the same period of 2019, while the retail and wholesale industry as a whole decreased by 17.8%, mainly as a result of the restrictions resulting from the COVID-19 pandemic, including restrictions on the movement of persons, lockdowns, closing of commercial spaces, as well as the increased unemployment rate and lower consumer confidence.

In 2019, the prices of consumer products in Colombia increased by 4.7% when compared to 2018 and the volume of purchased consumer products was relatively stable when compared to 2018, resulting in an increase in sales of 4.2% when compared to 2018, with a growing trend in the last quarter of 2019. In general, beverages, food and confectionery products recorded the highest growth when compared to other products, especially in supermarkets, while toiletries (personal and household) showed negative growth. Among groceries shops, supermarkets had the highest increase in sales, with supermarket chains representing a 7.1% growth and small supermarket chains 3.6% growth, while neighborhood stores had its sales increased by approximately 0.8%. The major categories that increased its sales in supermarket chains were beverages (30.5%) followed by food (5.6%) and confectionery (6.4%), and to a lesser extent, cleaning products (1.8%) and toiletries (1.3%).

According to Nielsen, in 2019, the market share of neighborhood stores was 46% compared to 47.4% in 2018. This decrease was due to the increased market share that supermarket chains are gaining. In 2019, the market share of supermarket chains was 46% compared to 45.4% in 2018, representing an increase of 0.6 percentage points in 2019, and low-cost supermarkets was 10%, representing an increase of 0.6 percentage points in 2019, with the participation of pharmacies and mom-and-pop stores. According to Nielsen, the Éxito Group is the major supermarket chain in Colombia, followed by Olimpica and other low-cost supermarkets.

Our Company

We are the largest traditional retailer in sales in the food segment in Brazil and the second largest player in the cash and carry segment, according to ABRAS. Within the Brazilian retail food industry, we had a total market share based on consolidated gross sales of approximately 16.3% in 2019, compared to 15.1% in 2018 according to information published by ABRAS. As of December 31, 2019, our total gross sales, taking into account the Brazilian food business categories, totaled R$59.1 billion. On the same date, we operated 881 stores, 72 gas stations and 123 drugstores in 20 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 22 distribution centers and warehouses across Brazil. We operate in the retail segment of food, bazar, home appliances, clothing, and other products by means of our cash and carry, supermarkets, hypermarkets, proximity and specialized stores, especially under the banners Assaí, Pão de Açúcar, Minuto Pão de Açúcar, Pão de Açúcar Adega, Extra Supermercado, Mercado Extra, Compre Bem, Mini Extra, Extra Hiper and Aliados Minimercado.

We classify our operating segments in Brazil as follows:

●	Cash and carry segment, which consists of sales of food and some non-food products to resellers, intermediate consumers and individual customers through the Assaí banner.
●	Food retail segment, or Multivarejo, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Mercado Extra, Extra Supermercado and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The food retail segment also includes revenues related to rentals of commercial spaces in our stores and e-commerce sales.

Food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products. In some cases, we sell these goods under our private label at our stores and on our website. We also sell home appliances and other non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, toys, sports and camping gear, furniture, mobile phones, mattresses, pet products, gardening equipment and tools and electronics products, such as personal computers, software, computer accessories and sound and image systems. We also offer some of the products listed above under our private label. In addition, we sell our products in the food retail segment through our websites www.paodeacucar.com and www.clubeextra.com.br.

We include in the food retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations.

For additional information on our operating segments in Brazil, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

On November 27, 2019, we, through our subsidiary Sendas, acquired 96.57% of Éxito Group’s shares by means of an all-cash tender offer. For additional information on Éxito Group’s acquisition, see “—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.” As a result of Éxito Group’s acquisition, we started to carry out operations in Colombia, Argentina and Uruguay, through the following banners: (i) Éxito, Carulla, Surtimayorista, Surtimax, Super Inter and Viva Malls in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

Until June 14, 2019, we controlled Via Varejo, which was presented as a discontinued operation in our financial statements, and which is the sole shareholder of Cnova Brazil, that operated in the home appliances and e-commerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the e-commerce platforms Casasbahia.com, Extra.com and Pontofrio.com. For more information about our divestment of Via Varejo, see “Item 4E. Discontinued Operations” and note 33 to our audited consolidated financial statements included elsewhere in this annual report. On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and, therefore, Via Varejo’s ceased being a consolidated subsidiary. For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

Segment Revenue and Income Distribution

The table below shows the breakdown of our consolidated gross and net operating revenue by banner and segment, in addition to the Éxito Group and other operations, for the year ended December 31, 2019.

	Year Ended December 31, 2019
Banner and operating segment	Gross Operating Revenue from the Segment	Percentage of Total Gross Operating Revenue	Net Operating Revenue from the Segment	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Extra/ Compre Bem(1)	17,153	27.9%	15,624	27.6%
Pão de Açúcar	7,378	12.0%	6,786	12.0%
Proximity stores(2)	1,352	2.2%	1,273	2.2%
Drugstores, gas stations and Delivery(3)	2,841	4.6%	2,971	5.2%
Food retail	28,724	46.7%	26,654	47.0%
Assaí	30,378	49.3%	27,797	49.1%
Cash and carry	30,378	49.3%	27,797	49.1%
Éxito Group (4)	2,408	3.9%	2,150	3.8%
Other (5)	34	0.1%	34	0.1%
Total	61,544	100.0%	56,635	100.0%

(1)	Includes the banners Extra Hiper, Extra Supermercado, Mercado Extra and Compre Bem.
(2)	Includes the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.
(3)	Includes drugstores, gas stations, food delivery and real estate business units.
(4)	Includes our operations in Colombia, Argentina and Uruguay since our acquisition of Éxito Group in November 2019. For information on the all-cash tender offer to acquire Éxito Group’s shares, see “—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.” and note 13 to our audited consolidated financial statements included elsewhere in this annual report.
(5)	Includes the banners Cheftime, James and Stix Fidelidade. For information on the three banners, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation.”

We generate most of our operating revenue in Brazil. Since Senda’s acquisition of Éxito Group’s equity interest at the end of November 2019, we started to generate operating revenue from our operations in Colombia, Argentina and Uruguay.

The table below shows the breakdown of our consolidated net income (loss) by operating segment, in addition to the Éxito Group, discontinued operations and other operations. We present results of the operating segments in accordance with IFRS, the measure used by management in evaluating the performance of and strategy for the segments listed below.

	Year Ended December 31, 2019
Operating segment	Net Income (Loss) from the Segment	Percentage of Total Net Income (Loss)
	(in millions of R$)	(%)
Food retail(1)	192	23.0%
Cash and carry(2)	901	107.8%
Éxito Group(4)	(141)	(16.9)%
Discontinued operations(3)	36	4.3%
Other(5)	(152)	(18.2)%
Total	836	100.0%

(1)	Includes Extra and Pão de Açúcar banners and our real estate business units.
(2)	Includes Assaí banner.
(3)	Includes Via Varejo.
(4)	Includes our operations in Colombia, Argentina and Uruguay since our acquisition of Éxito Group in November 2019.
(5)	Includes the banners Cheftime, James, Cdiscount and Stix Fidelidade.

       For more information on our net operating revenue and net income (loss) by operating segment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2019, 2018 and 2017.”

Number of Stores

The following table sets forth the total number of stores in Brazil at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super-mercado	Mercado Extra	Compre Bem	Mini Extra	Minuto Pão de Açúcar	Assaí	Total
As of December 31, 2016 (1)	185	134	194	––	––	207	77	107	904
During 2017
Opened	3	––	––	––	––	––	6	5	14
Closed	(2)	(2)	(6)	––	––	(24)	(1)	(1)	(36)
Converted (from)/to	––	(15)	––	––	––	––	––	15	––

As of December 31, 2017(1)	186	117	188	––	––	183	82	126	882
During 2018				––	––
Opened	––	––	––	––	––	––	––	16	16
Closed	––	(2)	(3)	––	––	(27)	(3)	––	(35)
Converted (from)/to	––	(3)	(35)	23	13	––	––	2	––

As of December 31, 2018(1)	186	112	150	23	13	156	79	144	863
During 2019
Opened	––	––	––	––	––	––	8	21	29
Closed	(1)	––	(5)	––	––	(2)	(4)	––	(11)
Converted (from)/to	––	(1)	(92)	77	15	(2)	2	1	––

As of December 31, 2019(1)	185	112	53	100	28	152	85	166	881

(1)	Excludes 72 gas stations and 123 drugstores.

As of December 31, 2019, (i) Éxito, Carulla, Surtimax and Super Inter banners had a total of 537 stores in Colombia, (ii) Libertad and Mini Libertad banners had a total of 25 stores in Argentina, and (iii) Devoto, Disco and Géant banners had a total of 91 stores in Uruguay.

Geographic Distribution of Stores

Brazil

We operate mainly in the Southeast region of Brazil, in the states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 69% of our consolidated net revenue for the year ended December 31, 2019, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 31% of our consolidated net operating revenue for the year ended December 31, 2019. In addition, none of these regions represents individually more than 18.2% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2019:

Region	Supermarket	Hypermarket	Cash and Carry	Proximity	Total
North	––	1	10	––	11
Midwest	16	12	17	––	45
Southeast	310	78	92	230	710
Northeast	36	19	42	7	104
South	4	2	5	––	11
Total	366	112	166	237	881

Colombia, Uruguay and Argentina

As a result of Éxito Group’s acquisition, we started to operate in Colombia, Uruguay and Argentina. We have a total of 653 stores, of which 537 stores are in Colombia, 91 stores in Uruguay and 25 stores in Argentina, among supermarkets, hypermarkets, cash and carry, low cost and proximity stores. For the month of December 2019, our international operations accounted for 3.91% of our consolidated gross revenue. We started to consolidate Éxito Group’s operation in our financial statements in December 2019. For information on the all-cash tender offer to acquire Éxito Group’s shares, see “—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.”

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2019:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	185	237,483	1,284	15,975	12.6%
Extra Hiper	Hypermarket	112	683,317	6,101	21,883	24.0%
Extra Supermercado, Mercado Extra and Compre Bem	Supermarket	181	204,310	1,129	12,263	8.1%
Mini Extra and Minuto Pão de Açúcar	Proximity Store	237	57,692	243	2,999	2.2%
Assaí	Cash and Carry	166	712,613	4,293	36,045	49.1%
Éxito Group	Various	653	1,049,712	1,608	39,224	3.8%
Other Businesses	Various	––	––	––	305	0.1%
Total(2)		1,534	2,945,128	1,920	128,693	100.0%

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.
(2)	Excludes 72 gas stations and 123 drugstores.

For a description of net operating revenue for each of our store formats, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2019, 2018 and 2017.”

Food Retail Operating Segment – Store Formats and Banners

We present a multi-channel, multi-format and multi-region portfolio ensuring a strong position in offering products and services to our customers. Our food retail operating segment operates under different formats and banners, which we also refer to as Multivarejo for the Brazilian retail operation.

Our main operations are in Brazil, and since the Éxito Group’s acquisition in November 2019, we also operate in Colombia, Argentina and Uruguay.

Brazil

Pão de Açúcar

Our Pão de Açúcar banner is the premium supermarket chain of our Company. This banner is considered a reference for innovation in the retail industry, providing high quality services and assortment of products to our customers and promoting concepts of healthy living and sustainability.

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

          As of December 31, 2019, we had 185 Pão de Açúcar stores in 13 Brazilian states, with an average sales area per store of 1,200-1,300 square meters. Food products represented 96% of gross sales revenue attributable to Pão de Açúcar stores in 2019 and non-food products represented 4%. In 2019, 20 stores were fully renovated to the last generation of store, totaling 46 stores in this concept, which present a multi-channel, multi-sensory and multi-solution space, focusing on the shopping experience and a differentiated value proposition; more personalized, special and healthy solutions; social hub with living and interaction areas; and a frictionless experience thanks to digital technology available to the customer. These 46 stores continue to deliver significant growth compared to non-renovated stores, representing 40% of Pão de Açúcar banner total sales considering a total of 185 stores.

The Pão de Açúcar banner recorded gross sales of R$7.4 billion in 2019, with ongoing initiatives, such as (i) successful promotional campaigns (including our “Collect and Win” campaign, where loyalty program, Cliente Mais, participants can earn stickers for purchases made, which can be redeemed for prizes once a pre-determined number of stickers have been collected), especially during seasonal periods, (ii) the strong performance of our stores renovated to the last concept of store, which presented higher growth in sales, volume and customer traffic compared to our non-renovated stores, (iii) operational improvements and (iv) the evolution of omnichannel initiatives due to the attractiveness of the Pão de Açúcar Mais app and expansion of our express delivery model. Additionally, there was an increase in the reach of the loyalty program, representing approximately 85% of Pão de Açúcar sales.

Extra

Extra is our banner focused on meeting our clients’ demands related to different needs and occasions, with the formats of supermarkets, hypermarkets, drugstores and gas stations. With a product assortment tailored to each format, the Extra banner offers food, home appliances, bazar, clothing and other products, as well as services such as bakery, rotisserie, butchery and fishery.

In 2019, the Extra banner maintained successful initiatives such as portfolio optimization adhering to the needs of our customers in each region, seasonal activations and promotional campaigns (such as our “Collect and Win” campaign, where participants of our loyalty program, Clube Extra, can earn stickers for purchases made, which can be redeemed for prizes once a pre-determined number of stickers have been collected), reinforcement of the quality and assortment of perishables, monetization of store area, growth in the penetration of our private label and evolution of digital strategy with growth in the number of downloads of our Extra loyalty program, Clube Extra, app and expansion of the express delivery model. For more information on our same-store sales, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2019, 2018 and 2017.”

Extra Supermercado Stores

As of December 31, 2019, we operated 100 Mercado Extra stores, 53 Extra Supermercado stores and 28 Compre Bem stores. Our Extra Supermercado banner is characterized by supermarkets focused on middle-class customers, with an average sales area per store of 1,128 square meters, as of December 31, 2019, and a complete mix of food products, general merchandise and a complete portfolio of private label products which strengthen the price attractiveness and quality perception in the stores. The supermarket format offer quality products, where families can rapidly and economically stock up on items for their pantries and also acquire a wide range of household items in an easily accessible and pleasant environment. The sale of food products and non-food products represented 97% and 3%, respectively, of gross sales in 2019.

Gross sales of the Extra Supermercado banner in 2019, including Mercado Extra and Compre Bem, reached R$4.6 billion, an increase of 5% compared to 2018, mainly due to the successful project of conversion into Mercado Extra and Compre Bem, which already represent 70% of the portfolio.

Mercado Extra Stores

In 2019, we continued the process, initiated in 2018, of converting Extra Supermercado stores into the Mercado Extra banner. Our Mercado Extra stores aim to bring a pleasant shopping experience to customers, creating a comfortable environment and an adequate assortment to their needs. Mercado Extra stores aim to reinforce the quality of perishables, customer service and the penetration of our private label products. The Mercado Extra stores target the Brazilian class B and class C household consumers. These stores also offer fresh seafood three times a week.

As of December 31, 2019, we converted 77 Extra Supermercado stores into Mercado Extra stores, totaling 100 Mercado Extra stores. As a result of these conversions, the number and volume of sales are increasing in the Mercado Extra stores when compared to the previous format. In 2020, we continued our project to convert Extra Supermercado stores into Mercado Extra stores. As of September, 2020, we converted 108Extra Supermercado stores into Mercado Extra stores.

Extra Hiper Stores

We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra Hiper stores offer the widest assortment of products of any of our store formats and are organized in a department store style, with an average sales area per store of 6,101 square meters as of December 31, 2019. The Extra Hiper stores target the Brazilian classes B, C, D and E classes. As of December 31, 2019, we had 112 Extra Hiper stores. The sale of food products and non-food products represented 61% and 39% of Extra Hiper’s gross sales in 2019, respectively.

Gross sales of the Extra Hiper banner in 2019 reached R$12.5 billion, a 2.4% decrease compared to 2018, due to (i) the low performance of the non-food category, which presented an average growth of over 20% during the last two years ended December 31, 2019, (ii) the strong competition of regional players and cash and carry stores, and (iii) the slow recovery of the economy. In 2020, our business plan includes the creation of a new segment of stores in our portfolio. We estimate that approximately 80 high performance stores or stores subject to portfolio adjustment will be sold, closed, or converted.

Compre Bem

In March 2018, SCB Distribuição e Comércio Varejista de Alimentos Ltda., or Compre Bem, was created, strengthening our strategy to diversify our store format and cover key growth markets. We currently hold 100% of the capital stock of Compre Bem.

In 2019, we completed the conversion of 15 Extra Supermercado stores into the Compre Bem banner, totaling 28 Compre Bem stores as of December 31, 2019. The former Extra Supermercado stores have been delivering strong growth since their conversion into Compre Bem stores. The conversions allow us to enter in a market segment currently controlled by regional supermarkets. The Compre Bem store model focuses on locality, adapted to the needs of the consumers in each of the regions where stores are located. The service and assortment of perishables are reinforced, while other product categories have a leaner assortment. Compre Bem is managed independently from the Extra Supermercado banner in order to streamline operational costs, especially logistics and IT. In 2019, the Compre Bem banner had positive performance in sales, volume and customer visits.

Proximity Stores (Mini Extra and Minuto Pão de Açúcar)

As of December 31, 2019, the Mini Extra and Minuto Pão de Açúcar stores had an average sales area per store of 243 square meters. The sale of food products and non-food products represented 99% and 1%, respectively, of gross sales in proximity stores in 2019.

Gross sales of the proximity stores in 2019 totaled R$1.3 billion, an increase of 7% compared to 2018, mainly due to the (i) consolidation of our loyalty strategy in fresh products and the growth in the reach of our private label, (ii) synergies in promotional actions aligned with the Extra and Pão de Açúcar banners, (iii) seasonal marketing and promotional campaigns and (iv) review of the assortment of products offered and adjustment of customer clusters for Mini Extra. The proximity format reached 237 stores as of December 31, 2019, of which 152 were Mini Extra and 85 were Minuto Pão de Açúcar. As of December 31, 2019, the majority of our proximity stores were located in the state of São Paulo.

In 2016, we launched the “Aliados Compre Bem” project, which was renamed to “Aliados Minimercado” in 2018, a business model for neighborhood stores that consists of a partnership between us and independent retailers, in which we provide our operational expertise to meet and increase the sales potential of this market segment by supplying products to participating independent retailers. We were the first major Brazilian retailer to offer this type of service and in 2019 we supplied products to approximately 850 neighborhood stores.

Gas Stations

As of December 31, 2019, we operated 72 gas stations in Brazil, the vast majority of which are located within the parking area of certain of our stores, mainly in Extra Hiper stores. We also have gas stations that operate under our Pão de Açúcar, Assaí and Compre Bem banners. In addition, we have partnerships with Ipiranga and Shell, two major gas station chains in Brazil, which we believe gives us a competitive advantage. Through these partnerships, we offer co-branded gas stations, such as Extra-Ipiranga, Pão de Açúcar-Ipiranga and Assaí-Ipiranga. The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises. Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which we believe is assured by the brand. Our gas stations performed well in 2019 mainly due to the standardization of services, renovations, participation in the “My Discount” program, investments in technology and the strengthening of the image of our prices.

Drugstores

As of December 31, 2019, we operated 123 drugstores in 16 Brazilian states and in the Federal District. Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores. We also have drugstores that operate under our Pão de Açúcar banner.

Food Delivery and In-Store Pick-Up

We have consolidated our leadership in the food e-commerce segment through our food delivery platforms, including Pão de Açúcar Delivery, or PA Delivery, and Clube Extra Delivery, through which our customers can order their products online and receive them at home (within 24 hours for “conventional” delivery and four hours for “express” delivery). This service also allows us to expand and deepen our client base, reaching new clients through our app and website, while also furthering our omnichannel approach for existing clients.

We offer our “Click and Collect” service, a purchasing option through which our customers are able to order online and choose the best time to pick up their food order at selected Pão de Açúcar and Extra stores.

As of December 31, 2019, we offered the “express” and/or “click and collect” concepts at more than 125 stores under the Pão de Açúcar and Extra banners, in the Brazilian Southeast, South, Midwest and Northeast region of Brazil. In line with our digital transformation strategy, we plan to continue to increase the presence of Extra Delivery, including in our Extra Hiper and Extra Supermercado stores.

In December 2018, we launched Pão de Açúcar Adega, an online platform for the sale of special beers and wines with nationwide delivery and a brick-and-mortar store in the city of Sao Paulo, providing our customers with a truly omnichannel experience. Pão de Açúcar Adega offers our subscription service, Pão de Açúcar Viva Vinhos, through which customers can have our wines delivered directly to their homes. In 2019, this platform allowed deliveries to any city in Brazil and assisted wine sales for all Pão de Açúcar e-commerce platforms reached an 81% increase over the previous year

In 2018, as part of our digital transformation strategy, we acquired the delivery app James, which is a multiservice platform for ordering and delivering our products, connecting customers, deliverers and establishments. This acquisition complements the delivery methods that we make available to our customers at our brick-and-mortar stores. In addition, the deliveries through James complements our same day and next day deliveries, and provides our customers with one-hour delivery option. In 2019, we expanded James operations to 19 cities in Brazil located in the states of São Paulo, Rio de Janeiro, Ceará, Paraná, Tocantins, Pernambuco, Piauí, Sergipe, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Paraíba, Bahia and the Federal District (Distrito Federal).

My Discount and My Rewards Programs

The My Discount program, launched in July 2017 in Brazil, consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. In the first year and a half period from July 2017 to December 2018, the platform reached 7.7 million downloads, and by the end of 2019 it had surpassed 11.3 million. In 2019, the total base of loyal customers in the My Discount program increased from 17.9 million on December 31, 2018 to 20.6 million people on December 31, 2019. In addition, as of December 31, 2019, approximately 40% of the members of the loyalty program of the Pão de Açúcar banner utilized the My Discount program. Our strategy in relation to the My

Discount program is to develop a closer relationship with our clients, which will allow us to know and better meet their needs and convenience.

In March 2018, we added the My Rewards program to our mobile app, providing personalized challenges to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. These challenges can be completed monthly to receive prizes, such as coupons, products in-store and vouchers from our partner companies. In 2019, the number of clients that achieved the monthly target to gain a prize grew by 72%, in comparison to the respective months in 2018.

Cheftime

In November 2019, after one year of commercial partnership, we acquired 79.57% of the equity interest in Cheftime, a company that prepares and offers read-to-eat meal-kits, semi-cooked meal-kits, and cook-it-yourself meal-kits, enabling anyone to prepare their own food and inspiring our consumers to take up cooking as a hobby. In 2019, we started to sell Cheftime products solely in the format of ready-to-cook meal-kits, assembled with pre-portioned ingredients paired with the recipes. In 2019, we developed our portfolio of Cheftime products to deliver new recipes to our customers and to launch the ready-to-eat meal-kits. In 2019, Cheftime sold more than 200,000 meals, and were present in more than 200 brick-and-mortar stores. In 2019, we launched Cheftime by Pão de Açúcar gastronomy school, where consumers can exchange their points accrued in loyalty programs for cooking classes. We have also maintained Cheftime’s e-commerce, which offers different options including a subscription plan. Cheftime became one of our private label brands, focusing on our consumer’s experience.

Stix Fidelidade

In 2019, we formed Stix Fidelidade e Inteligência S.A, or Stix Fidelidade, in partnership with RaiaDrogasil, which is the largest pharmacy retailer in Brazil according to a report released by the Brazilian Association of Pharmacy and Drugstore Networks (Associação Brasileira de Redes de Farmácias e Drogarias -Abrafarma) in 2018. Stix Fidelidade is a loyalty program in which its users earn points on purchases made on affiliated retailers’ websites and stores. The accumulated points are redeemable for products or services available at the Stix Fidelidade platform, in addition to discounts and other benefits. Together with RaiaDrogasil, we have approximately 3,000 stores to promote our loyalty programs. Additionally, in November 2019, we entered into a partnership agreement with Itaú Unibanco Holding S.A., or Banco Itaú, pursuant to which Banco Itaú’s clients may transfer points accumulated on Banco Itaú credit cards to the Stix Fidelidade platform or acquire Banco Itaú credit cards that will grant them automatic Stix Fidelidade points upon certain circumstances. We expect to enter into partnership agreements with other retailers to turn Stix Fidelidade into a loyalty program coalition comprising several retailers nationwide in Brazil.

Private Label Products

Our main private labels are Taeq, focusing on the healthy food segment, and Qualitá, offering quality food products at reasonable prices to our clients. We also have Casino, Club des Sommeliers, Fábrica 1959, Confraria, Finlandek, Arkitect, Bronzini, Cast, Bambini, Boomy, Nous, Frescampo and Custer, among others, in our private label portfolio.

We launched the Taeq products in 2006. Its portfolio comprises healthy food products, including cereals, cereal bars, yogurts, teas, pasta, meats, soups, isotonic, juices, organic and natural products, among others. Taeq products are offered at our Pão de Açúcar and Extra supermarkets and at our websites. We offer our Taeq products in our stores in Colombia.

We launched the Qualitá banner in 2008. Its portfolio comprises a variety of products, including frozen food, cleaning supplies, dairy products, among others. In order to achieve the goal of keeping quality at reasonable prices, Qualitá products undergo a strict standard of supply selection, logistics control and consumer testing before being offered to our clients. Qualitá products are offered at our Pão de Açúcar and Extra supermarkets and at our websites.

Casino is a French brand that offers imported products selected and approved by French chefs. Club des Sommeliers is a wine brand that offers more than 90 wine labels from 11 nationalities. Fábrica 1959 is our exclusive craft beer brand, launched in 2018. Finlandek is a brand that offers kitchenware, dinnerware, bed, bath and decoration products. Bambini and Boomy are children clothing brands. Arkitect, Bronzini, Custer and Cast are clothing brands. Nous is a brand launched in 2020 that offers hair and personal hygiene products at reasonable prices.

Frescampo is a Colombian low-cost brand that offers quality food products at reasonable prices. Frescampo products are offered at our stores in Colombia.

Colombia, Argentina and Uruguay

On November 27, 2019, we completed the acquisition of Éxito Group’s equity interest through an all-cash tender offer. For additional information on the all-cash tender offer, see “—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.” Éxito Group operates in Colombia, Argentina and Uruguay. Its portfolio of food retail businesses, is comprised of the following banners: (i) Éxito (hypermarkets, supermarkets and proximity), Carulla (supermarkets and proximity), Surtimax and Super Inter (low cost supermarkets) and Surtimayorista (cash and carry) in Colombia, (ii) Devoto (supermarkets and proximity), Disco (supermarkets) and Géant (hypermarkets) in Uruguay, and (iii) Libertad (hypermarkets) and Mini Libertad (proximity) in Argentina.

As of December 31, 2019, (i) Éxito, Carulla, Surtimax, Super Inter and Surtimayorista banners had a total of 537 stores in Colombia, (ii) Libertad and Mini Libertad banners had a total of 25 stores in Argentina, and (iii) Devoto, Disco and Géant banners had a total of 91 stores in Uruguay.

Éxito Group’s operations in Colombia, Argentina and Uruguay corresponds to 75%, 6% and 18%, respectively, of Éxito Group’s total gross revenue in 2019.

Éxito

Éxito comprises hypermarkets, supermarkets and express stores which are predominantly located in large Colombian urban areas, such as Bogotá, Medellín, the Atlantic Coast and Cali. Éxito stores offer a large assortment of products, including food and non-food categories, and are organized in a department store style, with an average sales area per store of 2,530 square meters as of December 31, 2019. Éxito stores target the Colombian middle and middle-high classes. As of December 31, 2019, we had 247 Éxito stores. The sale of food products and non-food products represented 57% and 43% of Éxito Group’s net sales in 2019, respectively. Our focus will be to develop a new generation of Éxito hypermarkets to link the best of the physical and virtual worlds in one place: a shopping experience connected to the digital world, superior customer service and improved focus on fresh products. The model was implemented at nine key Éxito hypermarkets as of 2019, representing approximately 17.5% of the sales share of Éxito in the hypermarket’s segment.

Net sales of the Éxito banner in 2019, considering the full year, reached COP$7.6 billion (equivalent to R$11.4 million), a 5.3% increase compared to 2018 and represented approximately 70% of the sales mix in Colombia. Éxito banner continued as the best performing player in the hypermarkets, supermarkets, and express stores segment in 2019, growing in all regions mainly from accurate commercial activities and the solid performance from Éxito Wow stores. Éxito Wow stores are digitally-connected hypermarkets that integrates the digital channels and physical services offered by the Éxito banner to other services, including banking services, co-working area, gourmet food-court, omnichannel zone, among others. The Éxito Wow model totaled nine stores in 2019 and is present in Bogotá, Medellin, Cali, Santander, Boyacá, and Atlantic Coast. Éxito Wow stores posted 13.4% net sales growth in 2019 and represented a 17.5% share of the banner’s total sales.

Carulla

Carulla comprises supermarkets and express stores which are predominantly located in large Colombian urban areas, such as Bogotá, Medellín and the Atlantic Coast. Carulla stores focus mainly on offering imported and premium products, a highly quality assortment of fresh products and are nationwide recognized for having the best bakery in the country. Carulla has an average sales area per store of 884 square meters as of December 31, 2019. Carulla stores target the Colombian high-end classes and as of December 31, 2019, we had 98 Carulla stores. The sale of food products and non-food products represented 98% and 2% of Carulla’s net sales in 2019, respectively.

Net sales of the Carulla banner in 2019, considering the full year, reached COP$1.5 billion (equivalent to R$2.3 million), a 2.2% increase compared to 2018, mainly due to the implementation of the fresh market model. This innovative model aims at transforming the fresh food category, renovate stores and improve layouts. The model includes digital activities, such as apps, improved customer service experience, strengthening the offer of key items, such as wine, pasta, cheese, coffee, and opera events related to the premium banner. As of 2019, the model was implemented at 13 Carulla fresh market stores located in the cities of Bogotá, Medellin, Santa Marta, Cali and Cartagena. These fresh market stores represented approximately 17% of the sales share of the Carulla’s stores and posted low double-digit sales growth after implementation.

Super Inter and Surtimax

Super Inter and Surtimax are considered low-cost supermarkets characterized by offering fair prices for a complete basic basket of products, good quality meat, fresh fruits and vegetables and a large assortment of bulk grains. These stores have a regional focus, offering products according to the local consumer needs. Super Inter stores operate in approximately 22 cities in the coffee and Pacific regions of Colombia. Surtimax stores are located in residential areas and offer a wide portfolio of own branded products.

Super Inter’s sales of food products and non-food products represented 99% and 1%, respectively, of its stores net sales in 2019. We had 70 Super Inter and 92 Surtimax stores, respectively, and average sales area per store is 684 square meters as of December 31, 2019.

Surtimax’s sales of food products and non-food products represented 98% and 2% respectively of its stores net sales in 2019.

Net sales of the low-cost segment in 2019, considering the full year, reached COP$1.2 billion (equivalent to R$1.8 million), a 6.9% decrease compared to 2018 as a result of the implementation of stores’ refurbishing process, conversion of stores into cash and carry stores, comprised of Super Inter and Surtimax banners, strong commercial actions, implementation of productivity plans, and focus on private label to offset the effect of the challenging competitive environment in this market.

Surtimayorista Stores

Surtimayorista stores have been operating in the cash and carry segment in Colombia for over three years and is focused on the commercialization of products for retail and institutional consumers, such as food retailers (including restaurants, pizzerias and snack bars), conventional retailers (such as grocery stores and neighborhood supermarkets) and end users (including schools, small businesses, churches and hospitals). It offers more than 1,500 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others.

As of December 31, 2019, the Surtimayorista banner totaled 30 stores in six cities in Colombia, and reached net sales of COP$441,695 million (equivalent to R$662.5 million), considering the full year, a 17.8% increase compared to 2018. The cash and carry format expanded with 12 stores opened in in the last 12 months from conversions, and the Surtimayorista banner reached the 30 stores target for the year.

Other Businesses and Services

Other revenue includes revenue from (i) asset sale, (ii) services, (iii) complementary businesses, such as the real estate, credit card, travel, insurance, mobile and money transfer, and (iv) royalties, financial services, marketing among others. Net sales from other businesses and services increased 34% in 2019, considering the full year, totaling COP$442,360 million (equivalent to R$663.5 million), mainly due to improved revenues from the Viva Envigado and Viva Tunja shopping centers, the financial business with Tuya (which increased 26.5% in 2019 from 2018) and the travel business (which increased 31.3% growth in 2019 from 2018).

Puntos Colombia

Puntos Colombia is a 50/50 joint venture between Éxito Group and Banco Colombia in Colombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points on purchases made on partners’ websites and stores. These points are redeemable for products or services available at Puntos Colombia platform, in addition to discounts and other benefits. As of December 31, 2019, Puntos Colombia had 75 affiliated businesses, including Celio, Pilates, CineColombia, and processed 237 million transactions to exchange points earned through the program into prizes.

Tuya

Tuya is a 50/50 joint venture between Éxito Group and Grupo Bancolombia. Tuya is a financial company focusing on issuing credit cards for low income segments, and promoting access to financial services to segments that the traditional banking system do not approach. By the end of 2019, Tuya had a financial inclusion ratio of 34%, which represents the percentage of private label credit cards granted to people who had formal credit lines denied or non-approved by the traditional banking system. As of December 31, 2019, Tuya had 2.7 million customers and had issued 2.9 million credit cards, representing 16% of the credit card market share in Colombia.

Real Estate Business Units

GPA Malls, Viva Malls and Paseo Libertad Malls are our real estate business units, which are responsible for the creation and management of commercial spaces in Brazil, Colombia and Argentina, respectively. Paseo Libertad Malls and Viva Malls became part of our portfolio after our acquisition of Éxito Group’s equity interest.

As of December 31, 2019, GPA Malls was present in 16 Brazilian states and the Federal District and managed around 251 commercial galleries in Brazil and two neighborhood commercial centers. As of December 31, 2019, GPA Malls had more than 292,000 square meters of gross leasable area.

As of December 31, 2019, Viva Malls was present in 11 Colombian cities and managed around six commercial galleries and 12 neighborhood commercial centers. As of December 31, 2019, Viva Malls had more than 568,400 square meters of gross leasable area.

As of December 31, 2019, Paseo Libertad Malls was present in 11 Argentinian cities and managed around five commercial galleries and ten neighborhood commercial centers. As of December 31, 2019, Paseo Libertad Malls had more than 170,000 square meters of gross leasable area.

Cash and Carry Operating Segment – Store Format and Banner

Assaí Stores

Assaí has been operating in the cash and carry segment in Brazil for more than 40 years and is focused on the commercialization of products that meet the needs of individual customers and corporations, such as prepared food retailers (including restaurants, pizzerias and snack bars), conventional retailers (such as grocery stores and neighborhood supermarkets) and end users (including schools, small businesses, churches and hospitals). It offers more than 7,000 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others. According to a 2019 study by Nielsen, cash and carry is the most popular food sales format in Brazil, with 63% of Brazilian households participating and increase in all categories.

Assaí standard stores are strategically located in Brazil and are characterized by wide aisles, high ceilings and larger cold rooms, which facilitate the loading and increase up to six times the storage capacity for goods, allowing for more accessible prices and lower distribution costs. In addition, other characteristic features of these standard stores include a larger assortment of goods and improved ambiance, including covered parking, in-store Wi-Fi, air conditioning and natural lighting. Assaí also features a sales floor where all supply transactions are fully automated and monitored.

In 2019, we continued to expand our cash and carry business and invested in organic growth by opening 21 new Assaí stores and converting one Extra Hiper store to the Assaí banner, strengthening the Assaí banner’s national footprint and increasing our market share. During the opening and conversion of these new Assaí stores, more than 114,000 square meters of sales area were constructed. As of December 31, 2019, the Assaí banner totaled 166 stores in 21 Brazilian states, and reached gross sales of R$30.3 billion, an increase of 22% compared to 2018.

In addition, as of December 31, 2019, we already had more than 1 million Passaí credit cards issued. Passaí is our branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. Moreover, our pilot project involving credit and debit card point of sale (POS) machines in São Paulo is in progress and available in all Assaí’s stores since July 2020. The project’s key differential is the distribution across the physical network of 166 stores to more than 2.5 million business customers.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and help to boost fourth quarter sales in mainly non-food categories. In recent years, our average sales revenues during the fourth quarter have typically been approximately 19% above average sales revenues during the other quarters of the year.

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

Our Products

Our products in the food retail sector are mostly ready-for-sale products that we purchase and resell to our end-user customers. Only a portion of our products are produced at our stores, by our technical team for the development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

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

Suppliers

In Brazil, the purchasing of food products for all of our Multivarejo banners, therefore, excluding Assaí, is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unrelated suppliers. The purchasing of products for Assaí is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of our food products may vary depending on inflation.

The purchasing of products sold under our private label is mostly centralized and products are purchased from a large number of local and international suppliers. The purchasing of 95% of the goods sold under our private label is centralized through our logistics platform. The purchasing of the remaining 5% of products sold under our private label, which consists mainly of bakery and frozen products, is decentralized due to the number of different purchasers throughout Brazil. 85% of our private label portfolio is purchased from local producers. Food prices depend on levels of inflation.

In Colombia, the purchasing process is centralized to a large number of local and international suppliers. 75% of the merchandise is centralized through our logistics platform, of which 50% is managed via cross docking, which is a process that involves delivery directly from the suppliers and does not require storage in warehouse. The non-centralized goods are mainly beverage, bakery, snacks and some frozen products. In 2019, 92% of our fruits and vegetables were locally purchased, 81% of them, directly from 650 national farmers.

In Uruguay, the purchasing of food products for all of our banners is mostly decentralized with 66% of products being purchased from different suppliers. We purchase substantially on a short-term basis from a large number of unrelated suppliers, thus avoiding being dependent on any single supplier. Prices of our food products vary depending on inflation. Non-food products, excluding home appliances, are mostly imported due to the lack of a national industry.

In Argentina, the purchasing of food products for all our banners is centralized and purchase is done directly or on a short-term basis from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of food products depend on inflation levels.

Distribution and Logistics

       In Brazil, in order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 22 distribution centers and warehouses strategically located across the country, with a total storage capacity of approximately 638,000 square meters. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space, and limits non-productive store inventories.

In Brazil, our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In Colombia we operate ten distribution centers, two logistics platforms and two nodes located in Bogotá, Medellín, Cali, Santander and the Atlantic Coast with total storage capacity of 250,000 square meters.

In Uruguay, we operate four distribution centers and warehouses strategically located across Montevideo, with a total storage capacity of approximately 40,000 square meters.

In Argentina, our distribution center is located in the center of the country, in the city of Cordoba, with an average distance of 620 km to our stores.

We organize our logistics and distribution processes in accordance with the products and services sold under our banners. Accordingly, we guide our distribution processes by the procedures described below.

Stores, Supermarkets and Hypermarkets

Brazil

As of December 31, 2019, the logistics process to supply our stores, supermarkets and hypermarkets, excluding drugstores and gas stations, included 15 distribution centers located in the states of São Paulo (including a distribution center specifically focused on our proximity stores), Rio de Janeiro, Ceará, Pernambuco and the Federal District, corresponding to a 501,900 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2019, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was approximately 72%, excluding our cash and carry operation in Brazil, which we carry out through Assaí.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2019, approximately 12% of our stores sales, excluding our cash and carry operations, corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice cream, yogurt and magazines.

Colombia, Argentina and Uruguay

As of December 31, 2019, the logistics process to supply our stores, supermarkets and hypermarkets, excluding our cash and carry operation in Colombia, included 21 distribution centers located in Colombia, Argentina and Uruguay, corresponding to a 300,000 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet.

Cash and Carry

In Brazil, to support the growth of the cash and carry business and ensure the efficient supply of stores that work with high sales volume, we operate with nine distribution centers in six different Brazilian states and in the Federal District. The distribution centers are strategically located within these states to allow us to work with a high-frequency supply, reducing the need for inventory space, improving stock coverage and assuring better stock out rates in stores. These advantages are also sustained by the distribution center’s total storage area of 136,000 square meters, storage capacity of more than 150,000 pallet positions and a system which improves the operation management of the distribution centers. We consider the risks relating to the products supplied by our distribution centers to be low, since only approximately 40% of our sales volume is supplied by the distribution centers.

In 2019, our cash and carry business increased their efficiency by adapting the vehicle fleet and, as a consequence, we improved our operating productivity and financial results when compared to 2018. In addition, on September 9, 2020, our board of directors approved the analysis of a potential transaction to separate our cash and carry business through a spin-off of our wholly-owned subsidiary Sendas. For more information, see “—4A. History and Development of the Company—Recent Changes in Our Business—Spin-off of the Cash and Carry Business.”

E-commerce Food Delivery

In Brazil, since 2016, we have operated a dedicated distribution center in the city of São Paulo focused on our online and proximity operations. This distribution center is responsible for regular online delivery requests. Additionally, certain of our stores offer express delivery (within four hours) services. In 2019, we started a new operation at the storage area of the Barra da Tijuca store to serve e-commerce in Rio de Janeiro.

In Colombia, we operate one of the largest e-commerce operations in the country through our direct online and marketplace sales, and the new channels, including delivery applications. In order to operate these channels, we have a network of dedicated (i) distribution centers in Bogota serving mainly non-food demands, (ii) storages in Medellin serving food e-commerce demands, and (iii) deliveries from stores used mainly to serve delivery applications.

Drugstores

Our drugstores are supplied by the main Brazilian pharmaceutical distributors and regional distributors across the country, with whom we have entered into supply agreements, with medications and other products, such as cosmetics. The logistics system varies between centralized deliveries through our distribution centers and decentralized deliveries.

Gas Stations

Our gas stations are supplied by exclusive suppliers in Brazil. In 2019, we used two suppliers. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supply orders, pursuant to the service agreements entered into by each gas station. Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.

The supply process for compressed natural gas (gás natural veicular), or GNV, involves direct delivery by regional suppliers to the gas stations using pipelines connected to the entrance boxes located at the gas stations and holding fuel meters installed and controlled by the dealers themselves. This equipment regularly measures the GNV volumes supplied. GNV is then sold to customers through dispensers attached to these entrance boxes, using specific pipelines.

Marketing

Our marketing policy aims to attract and retain our customers. To this end, we carry out integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target customer market for each store banner. Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strengths in terms of products assortment, service and competitive prices. We recognize marketing campaign expenses in our financial statements as sales expenses as they are incurred.

In 2019, we started to have a better control of our marketing expenses by means of the use of digital tools and platforms. As an example, we reduced the use of printed advertising and started to use our app more often to promote our clearance items.

In 2019, 2018 and 2017, we spent R$657 million, R$573 million and R$508 million, respectively, in advertising, representing 1.16%, 1.16% and 1.14%, respectively, of total net operating revenue in each year.

Innovation

In 2019, we have defined milestones for innovation within the Company. We have expanded our relations with the startup ecosystem through the innovation hub Cubo pursuant to which we have helped 20 startup projects, and through a partnership with startup accelerator Liga Ventures we were linked to and accelerated six retail techs. Within our stores, we were able to bring in 14 foodtechs to sell their disruptive products, and five services to improve customer experience. We have disseminated an innovative culture consisting of a network program with innovation ambassadors, which included 27 participants.

FIC

FIC operates financial services kiosks in our stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years and as of December 31, 2019 had a portfolio of 3.6 million credit card accounts from customers, including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio. The shareholders of FIC are Itaú Unibanco, CBD and Via Varejo, holding 50%, 35.7% and 14.3%, respectively, of FIC’s capital stock. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

In 2019 and 2018, FIC’s net profit was R$263.1 million and R$219 million, respectively. FIC’s net profit decreased to R$186 million in 2017 (when compared to 2018) partially due to a regulation of the Central Bank regarding revolving credit that was passed that year and affected 2017 interest revenues and net profit.

We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming to provide them with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2019, 2018 and 2017:

Total number of clients	2019	2018	2017
	(in thousands)
Retail - GPA Food	2,802	2,613	2,160
Home appliances (Ponto Frio)(1)	830	961	1,002
Credit cards	3,632	3,574	3,162
(1)	The sale of all of our equity interest in Via Varejo, consummated on June 14, 2019, did not have any impact on FIC’s clients relating to the Ponto Frio banner. Via Varejo remains as one of the members of FIC with an equity interest of 13.7%.

Credit Sales

In 2019, 50.6% of our net operating revenue, excluding Éxito Group, was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 51.1% in 2018, as described below:

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 39.9%, 40.3% and 38.2% of the consolidated net operating revenue in 2019, 2018 and 2017 for our food retail and cash and carry segments. Of this total, sales through our FIC co-branded credit cards accounted for 18.0% of our net operating revenue in 2019. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Installment sales. Our Extra hypermarkets offer financing to our customers to purchase home appliances on an installment basis through our FIC co-branded and private label credit cards, as well as third-party credit cards. Sales to customers using credit cards on an installment basis accounted for 14.0%, 13.9% and 13.7% of our total credit card sales in the food retail segment in 2019, 2018 and 2017, respectively. An allowance for doubtful accounts is not required as credit risks for all installments are assumed by the relevant credit card companies or issuing banks.

We started to consolidate Éxito Group’s results of operations in our financial statements in December 2019. Éxito Group credit card sales and installment sales were not material for our overall results of the year ended December 31, 2019 and were not considered for purposes of calculation of credit card sales and installment sales as described above.

Food Vouchers. At our food stores, we accept food vouchers as payment. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 10.7%, 10.7% and 10.4% of the consolidated net operating revenue in 2019, 2018 and 2017 for our retail and cash and carry segments, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested R$166 million, R$74 million and R$92 million in information technology in 2019, 2018 and 2017, respectively. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates the reduction of costs on projects and contracts with service and software suppliers, based on sharing services between us and our subsidiaries, thus creating economies of scale.

In 2019, we implemented an information technology project aiming at enhancing our information technology system and developing our digital services, and have invested in tax hardware, development of new digital products and implementation of new systems, among others.

Information technology investments relating to Éxito Group were not material for the year ended December 31, 2019 and were not considered in the calculation of the aforementioned amount we invested.

Intellectual Property

Brazil

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra Hiper, Supermercado Extra, Mercado Extra, Mini Extra, Pão de Açúcar, Minuto Pão de Açúcar, Assaí, Compre Bem, Éxito, Carulla, Super Inter, Surtimax, Surtimayorista, Libertad, Disco, Devoto and Viva) with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels in Brazil. We believe that Brazilian customers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2019, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq, Assaí and Compre Bem, among others) were duly registered with INPI and we had approximately 2,731 trademarks registered or in the process of being registered in Brazil and abroad, of which 2,543 trademarks are in Brazil. We did not have any registered patents as of December 31, 2019.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks. We believe that the Pão de Açúcar, Extra and other domain names we use in our e-commerce business are valuable assets and essential to the identity of our business.

We own the following domain names, among others: www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.paodeacucar.com, www.deliveryextra.com.br and www.assai.com.br. These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Colombia

In Colombia, it is necessary to officially register a trademark with Colombia’s Superintendence of Industry and Commerce (Superintendencia de Industria y Comercia), or SIC, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Colombia for a specific period of time, which may be renewable.

Éxito Group owns a portfolio of more than 1,350 duly registered trademarks, including every trademark classes, among 31 countries, of which more than 870 are in Colombia, including, among others, the brands Éxito, Carulla, Surtimax, Superinter, Surtimayorista associated to the retail business and Arkitect y Bronzini, associated to the fashion and textile industry. As of December 31, 2019, Éxito Group did not have any registered patents. Additionally, Éxito Group owns the following domain names, among others: www.grupoexito.com.co, www.exito.com, www.carulla.com, www.surtimax.co and www.arkitect.com.co.  These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil

According to ABRAS, the three leading retail food companies in Brazil are controlled by companies headquartered abroad. Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour. In 1995, the U.S. chain Walmart (currently known as Grupo BIG) also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry. Thus, the Brazilian retail food industry is highly competitive. For more information about risks related to competition, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.” Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

Recently, leading retail food companies, including our Company, have pursued the following strategies:

●	development and expansion of cash and carry formats;
●	migration of large stores to smaller store formats, such as neighborhood or proximity stores;
●	conversion of hypermarkets stores into cash and carry stores;
●	expansion of small store formats;
●	investment in store renovations and in general asset quality;
●	investment in multi-channel strategy to reach more customers;
●	focus on loyalty programs for deeper understanding of consumer habits;
●	development and strength of private label products; and
●	increased promotional activities for hypermarkets and supermarkets, which have been most affected by customer migration.

Our competitors vary depending on the regional location of the stores. Our main competitors in the food retail in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda, Dia and Grupo BIG. In the city of Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the state of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets. In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

The principal competitor of our Extra hypermarkets is Carrefour, which operates stores in the Southeastern and Southern regions of Brazil, and Grupo Big, which operates through various banners in the Southeastern, Northeastern and Southern regions of Brazil.

Our Assaí banner competes mainly with Atacadão, Roldão, Tenda, Makro and Maxxi.

In our other regional markets, we compete not only with the organized food retail sector, but also with various small and medium-sized chains, family owned companies and food retail businesses.

We are market leaders in food e-commerce, through the Pão de Açúcar and Extra banners. Our main competitors in this segment are Carrefour, Saint Marché, Mambo, Sonda and Zona Sul.

Colombia

In Colombia, the retail industry has undergone a profound transformation in recent years, characterized by the entry of foreign companies into the national market, the trend towards greater concentration, the application of new technologies and the search for greater efficiency.

Éxito Group is the market leader in the Colombian retail market. Our main competitors are Supertiendas Olímpica (and its subsidiary Supertiendas Cañaveral), Grupo Cencosud (Jumbo and Metro) and Supermercados la 14. There are also players and competitors in retail sales operating as low-cost supermarkets that have been gaining market share, such as Koba Colombia S.A. (Tiendas D1), Mercadería Justo & Bueno Discount Store and Supermercados Jerónimo Martins (ARA).

Regulatory Matters

Brazil

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws. In order to open and operate our stores, we need a business permit, site approval and an inspection certificate from the local fire department, as well as health and safety permits. Our stores are subject to inspection by city authorities. We believe that we are in compliance, in all material respects, with all applicable statutory and administrative regulations with respect to our business. In addition, we have internal policies that in some instances go beyond what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

Colombia

Éxito Group is subject to governmental regulation relating to commercial establishments and supervision by competent authorities, generally applicable to environmental, health and commercial matters. In order to open and operate our stores, we must register all of our stores in the commercial register, obtain the land use permit and the sanitary certification that certifies compliance with matters relating to the safety of the facilities and the level of sanitation of the establishments. Éxito Group’s stores must also have a security certificate issued by the respective fire department, which indicates that the establishment has the security mechanisms and tools to attend to an emergency at any time. In respect of environmental matters, we comply with waste management, dumping and noise regulations. We believe that Éxito Group is in compliance in all material respects with all applicable regulations and controls with respect to our business.

Éxito Group’s Colombian subsidiaries develop their businesses in different industries, including logistics and transportation, travel, mobile telephone, industrial production (food and textiles), and electronic commerce. We believe Éxito Group is in compliance within all material regulations of these industries.

Éxito Group is a registered company in the Colombian stock market, and, accordingly, is also subject to regulations issued by the Financial Superintendence, which includes, but is not limited to the disclosure of relevant information, the adoption of corporate governance practices and financial reporting. We believe that Éxito Group is in compliance in all material respects with these regulations.

Environmental and Social Matters

In 2019, we continued to implement our sustainability strategy, aiming to “be an agent of transformation, improving and innovating our way of doing business in order to build a more responsible and inclusive society,” and the following six operating pillars for all of our business units:

●	Valuing our people: to promote diversity, inclusion and sustainability among our employees;
●	Managing environmental impact: to minimize and prevent the environmental impact of our operations;
●	Conscientious consumption and supply: to expand the offering of healthy and sustainable products as a strategic value in our brands and businesses, while influencing our supply chain and raising awareness among consumers to choose these products;
●	Transforming the value chain: to engage players across our value chains to encourage them to be more responsible towards the environment, people and animal welfare;
●	Engagement with society: to strengthen the relationship between customers, suppliers, employees and social organizations around our stores to work together as agents of social transformation; and
54

●	Integrated management and transparency: to integrate sustainability into our business model and strengthen transparency in the relationship with our stakeholders.

Below is a summary of other relevant environmental and social matters from our operations in 2019.

Diversity and Inclusion

In 2019, we have strengthened our focus on diversity and inclusion, with a strategic agenda on fighting violence and discrimination. In this respect, we highlight the following initiatives:

●	Workshop with private security service providers: We have held a workshop on diversity and inclusion at our Headquarters in São Paulo with all our specialized service providers in private security (surveillance). The purpose of this meeting was to reinforce to the 30 companies, which we engage as service providers, our values and strategic guidelines. We also discussed our commitment to promote and respect human rights and how we work to foster diversity, respect and inclusion in the workplace.
●	Prevention and Safety Workshop: Continuing our commitment to improving processes to ensure the best experience for everyone who regularly visit our stores, in November 2019, we held the Prevention and Safety Workshop for all the employees who lead the Loss Prevention area across the country. At the time, we reinforced our values, strategic guidelines and procedures. Additionally, we discussed the promotion and respect for human rights, and how we work to foster diversity, respect and inclusion in the workplace.
●	Women’s Leadership Development Program: Created with the objective of advancing gender equality by increasing the participation of women in leadership positions, this program trained 214 female GPA managers (all Multivarejo and corporate managers, including store managers) on topics such as leadership, female empowerment, influence and negotiation in eight meetings throughout the year.
●	Training on Unconscious Biases: Developed in partnership with a consulting firm specialized in the theme, we promoted training on unconscious biases for the affinity group members and employees of human resources areas (such as recruitment) and all managers and directors from corporate departments.
●	3rd Diversity Week: More than 15 lectures and awareness activities on diversity issues were carried out to train more than 1,500 employees.
●	Affinity groups: We continued to encourage and support our two affinity groups and the gender equality committee for promoting racial equality and LGBTQ+ rights.
●	Diversity ambassadors: In each store of Multivarejo, two employees volunteered to uphold the theme of diversity.

In addition, we received two important awards on this topic:

●	Women in Leadership (retail category), granted by Valor Econômico newspaper;
●	WEPs Brazil Award (bronze category) - Companies Empowering Women is a promotion of UN Women in Brazil with the seal of the UN Global Compact, UN Women;

In 2019 we joined the Iniciativa Empresarial pela Igualdade (Business Initiative for Equality) which comprises representatives from the government, businesses and community. Iniciativa Empresarial pela Igualdade is a platform encouraging collaboration between companies committed to seek significant improvement in addressing ethnic-racial issues, as well as ensuring a competitive advantage. We also joined the Unstereotype Alliance, which is a platform that seeks to eradicate harmful gender-based stereotypes in all media and advertising content, hosted by UN Women (the United Nations entity for Gender Equality). Finally, we joined the Corporate Coalition for the end of violence against women.

All of these initiatives resulted in an increase in the percentage of leadership positions (managers and above) held by women to 33.1 % and the percentage of employees with disabilities to 4.1%, an increase of 0.8 and 0.5 percentage points compared to 2018, respectively.

Management of environmental impact and conscientious consumption and supply

We continue to invest in projects that improve the energy efficiency of our stores, which allowed us to further reduce our energy consumption per square meter by 10.2% since 2015, consistent with our goal to reduce our energy consumption by 15% by 2020. In addition, in 2019 we increased our CDP (Carbon Disclosure Project) grade from D to B-.

In 2019, we made a public commitment to replace all fruit and vegetable styrofoam packages for biodegradable trays in private label products (i.e. Qualitá and Taeq) by May 2020. With respect to recycling, in order to encourage greater sustainable attitudes by our customers, we expanded the number of recycling stations in Assaí, reaching 27 stores. As a result, we collected more than 6.5 tons of recyclable materials from all of our recycling stations in Pão de Açúcar and Assaí.

Moreover, in 2019 we increased the volume of perishable food donated (fruits and vegetables unsuitable for sale, but suitable for consumption) to 32.2%, reaching 4,303 tons, in comparison with 2018, thereby reducing food waste.

Transformation of the Value Chain

In 2018, we evaluated our supply chain, considering social and environmental risks. After prioritizing specific supply chains and product categories, we defined an action plan, which included the following actions in 2019:

●	Animal welfare for egg-laying hens: we promoted our private label cage-free, free-range and organic eggs through offers, promotions and media campaigns to raise the awareness of our customers. Consequently, the share of our private label cage-free egg sales increased by 5p.p., when compared to 2018.
●	Working conditions at international factories: we audited 94% of the suppliers of our private label and no-name products from countries requiring additional scrutiny, as well as 39% of our Brazilian private-label suppliers
●	Diversity of fish species: we continued to encourage consumption of lesser-consumed fish species, reducing concentration and promoting diversity of consumption.
●	Illegal deforestation: 100% of our suppliers are complying with our Responsible Meat Purchasing Policy. As a result, for our suppliers that buy cattle directly from farms, we reached 99.6% of the volume of meat sold in our stores with a geomonitoring system, ensuring that the meat we sell is not sourced from deforested areas. In the last three years, we canceled our purchase agreements with 23 suppliers due to the non-compliance with our meat supplier policy and action plans.

Engaging society

GPA Institute, our social investment arm, is responsible for determining and implementing our strategy for social investments. Throughout the year, several actions of the GPA Institute had a major impact on society, highlighting:

●	Academia Assaí Bons Negócios (Assaí Good Business Academy). The training program for micro and small entrepreneurs, which certified more than 2,800 entrepreneurs in 2019, with more than 1.7 million connections to the platform;
●	Basic training program. The basic training program trained more than 170 people in bakery and confectionery and 88 people with disabilities in communication, customer services and bakery and confectionery in São Paulo, Belo Horizonte, Rio de Janeiro and Salvador; and
●	Solidarity agenda. Solidarity Agenda is an annual program to encourage our customers to demonstrate solidarity and donate food in our stores. In 2019, there was a 17% increase in the donations of food the compared to 2018. In 2019, more than 2,000 tons of food were donated by our clients and given to partner institutions of the GPA Institute.
56

4C.          Organizational Structure

Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of the date of this annual report:

(1)	Some of the names of the entities shown on the chart above have been abbreviated for ease of reference. The complete names of such entities are as follows: (a) “Segisor” refers to Segisor S.A.S.; (b) “Wilkes” refers to Wilkes Participações S.A.; (c) “GPA Malls & Properties” refers to GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda.; (d) “Bellamar” refers to Bellamar Empreendimentos e Participações Ltda.; (e) “FIC Promotora” refers to FIC Promotora de Vendas Ltda.; (f) “CBD LuxCo” refers to Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l.; (g) “CBD DutchCo” refers to Companhia Brasileira de Distribuição Netherlands Holding B.V.; and (h) “SCB” refers to SCB Distribuição e Comércio Varejista de Alimentos Ltda.

For further information on our subsidiaries, see note 12 to our audited consolidated financial statements included elsewhere in this annual report.

4D.          Property, Plant and Equipment

In Brazil, as of November 15, 2020, we owned 86 stores, one warehouse and a portion of the real estate where our headquarters are located. As of the same date, we leased the remaining 789 stores and 22 distribution centers and warehouses we operated in Brazil and the remaining portion of the real estate where our headquarters is located. Leases are usually for a term of five to twenty-five years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have one lease agreement expiring by the end of 2020 in Brazil. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

On March 5, 2020, we and Sendas entered into a sale and leaseback agreement with investments funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A., and managed by TRX Gestora de Recursos Ltda., or the Sale and Leaseback Agreement, providing for the sale and leaseback of 43 real estate properties located in the Brazilian states of São Paulo, Rio de Janeiro, Mato Grosso do Sul, Goiás, Bahia, Sergipe, Pernambuco, Piauí and Paraíba and in the Distrito Federal for the total aggregate amount of R$1,245.9 million. The parties will enter into lease agreements relating to each of the real estate properties pursuant to the terms established in the Sale and Leaseback Agreement. Between May and August, 2020, we concluded the sale of 39 real estate properties, of which (i) 12 are Assaí stores; (ii) 20 are Pão de Açúcar stores; (iv) three are Extra Hiper stores; and (v) five are Mercado Extra stores, for the total aggregate amount of R$1,183 million, which was fully paid by the buyer on each closing date. We agreed to exclude four real estate properties from the scope of the Sale and Leaseback Agreement.

The Sale and Leaseback Agreement is in line with our strategy of monetizing mature assets, contributing to (i) the decrease of our net indebtedness, (ii) the strengthening of our capital structure and increase of our return on capital expenditures, and (iii) the acceleration of the conversion of our stores from Extra Hiper to Assaí banners. We are constantly looking for opportunities to sell our real estate properties in order to accomplish this strategy.

The following table sets forth the number and total selling area of our owned and leased retail and cash and carry stores by store format, the number and total storage area of our owned and leased distribution centers and the total office area of our headquarters that we owned and leased as of November 15, 2020:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	16	19.394	166	214.430	182	233.824
Extra Hiper	21	136.180	82	501.984	103	638.164
Extra Supermercado(2)	23	32.990	152	170.741	175	203.503
Proximity stores(3)	2	326	236	57.850	238	58.176
Assaí	24	107.362	153	660.367	177	767.729
Total Stores	87	296.024	789	1.605.373	875	1.901.397
Warehouses	1	10.600	22	636.582	23	647.182
Total	88	306.624	811	2.241.955	898	2.548.579

(1)	Excludes gas stations and drugstores.
(2)	Includes Extra Supermercado, Mercado Extra and Compre Bem banners.
(3)	Includes Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.

As of September 30, 2020, in Colombia, Argentina and Uruguay we owned 90, 16 and 16 stores, respectively, and one warehouse in each country. In Colombia we also lease 395 stores and 12 distribution centers and warehouses, and we also have 30 mixed stores (stores that are partially owned and partially leased by us). In Argentina we lease nine stores, and in Uruguay we lease 74 stores and three distribution centers, three of which will expire in 2020 and we are currently negotiating to have the terms of these agreements extended. The term of our lease agreements in these countries varies from three to 15 years, and payment conditions include a fixed fee and a variable fee, which is calculated according to the percentage of sales.

For further information on capital expenditures, see “—Item 4A. History and Development of the Company—Capital Expenditures and Investment Plan.”

4E.          Discontinued Operations

On November 23, 2016, our board of directors approved the disposal of our equity interest in Via Varejo, in line with our long-term strategy of focusing on the development of the food retail and cash and carry segments. Starting on November 1, 2016, we began recording our investment in Via Varejo according to IFRS 5. We concluded the sale of our equity interest in Via Varejo on June 14, 2019 by means of a public auction on B3.

Until May 31, 2019, we carried out our discontinued operations through Via Varejo, which operates in the home appliances, such as consumer electronics and furniture, and e-commerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the e-commerce platforms Casasbahia.com, Pontofrio.com, Extra.com.br and Barateiro.com, which were operated by Cnova Brazil.

As disclosed in note 33 to our audited consolidated financial statements included elsewhere in this annual report, net income for the years ended December 31, 2018 and 2017 and the results (up to May 31, 2019) related to Via Varejo were classified in a single line item as “discontinued operations” in our statement of operations and comprehensive income and the assets and liabilities for Via Varejo (including Cnova Brazil) are classified as held for sale in our balance sheet as of December 31, 2018 and 2017. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398, net of the effect of income taxes of R$199 and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019 compared to R$128 million in 2018 and R$472 million in 2017. For additional information, see notes 21 and 33 to our audited consolidated financial statements included elsewhere in this annual report.

Noncurrent assets held for sale were R$26,137 million as of May 31, 2019 compared to R$29,144 million as of December 31, 2018. Noncurrent liabilities held for sale were R$20,859 million as of May 31, 2019 compared to R$23,933 million as of December 31, 2018.

For additional information on the sale of our equity interest in Via Varejo, see “—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the related notes and the other financial information included elsewhere in this annual report.

5A.          Operating Results

Macro-Economic Environment and Factors Affecting Our Results of Operations

Since most of our operations are in Brazil, our results of operations are affected by macro-economic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. As a result of Éxito Group’s acquisition on November 27, 2019, we started to operate in Colombia, Argentina and Uruguay.

Although the Brazilian economy presented signs of recovery in 2019, the economic environment remained challenging for our operations. Inflation increased in Brazil in the nine-month period ended September 30, 2020 and reached an annual rate of 18.10%, according to the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, compared to 7.32%, 7.55% and (0.53)% in 2019, 2018 and 2017, respectively. On the other hand, IPCA inflation rate decreased, reaching 1.30% in the nine-month period ended September 30, 2020, compared to 4.31%, 3.75% and 2.95% in 2019, 2018 and 2017. Inflation has a direct effect on the final prices we charge our customers when they acquire our products.

From January 1 to November 18, 2020, the real lost 31% of its value against the U.S. dollar. As of November 27, 2020, the real/U.S. dollar exchange rate was R$5.3488 per US$1.00. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, including in the category of food inflation, with possible effects on the cost practiced by the suppliers.

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. We have a treasury policy to manage foreign exchange risk relating to U.S. dollar, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represented 5.8% of our total debt as of December 31, 2019. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counter-party that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations..

The interest rates set by the COPOM declined in 2020, reaching an all-time low of 2.0% on October 28, 2020. The interest rates were 4.5% at year-end 2019, 6.50% at year-end 2018 and 7.00% at year-end 2017.

Foreign exchange reserves held by the Brazilian government slightly decreased from US$369,836 million as of October 2019 to US$354,546 million as of October 2020.

Brazilian GDP decreased by 5.9% in the six months ended June 30, 2020, compared to an increase of 1.1% in 2019, 1.1% in 2018, and 1.0% in 2017. The unemployment rate in Brazil reached 11.0% in 2019, 11.6% in 2018 and 12.7% in 2017. In August 2020, the unemployment rate reached 14.4%, the highest level since the

12.7% rate registered in 2017 according to Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. These two indicators directly affect the purchasing power of the Brazilian workforce.

An economic recession and an increasing unemployment rate, including as a result of COVID-19, could lead to a decline in household consumption that could adversely affect our results of operations and financial condition. In order to mitigate this risk, we are currently adapting our stores’ portfolio with conversion to our low-cost format.

On the other hand, a continuation of the recent trend of decreasing interest rates could have a positive effect on our results of operations and financial condition, as many of our rental contracts are partially indexed to Brazil’s national inflation index and the majority of our financial revenues and financial expenses have variable interest rates.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31,
	2019	2018	2017	2016	2015
GDP Growth(1)	1.1	1.1	1.0	(3.6)	(3.8)
Inflation (IGP-M) (%)(2)	7.3	7.5	(0.5)	7.1	10.5
Inflation (IPCA) (%)(3)	4.3	3.7	2.9	6.3	10.7
CDI (%)(4)	5.9	6.4	9.9	14.0	13.2
TJLP (%)(5)	5.6	6.9	7.0	7.5	7.0
SELIC rate (%)(6)	4.4	6.4	7.0	13.8	14.3
Appreciation (depreciation) of real to U.S. dollars (%)	4.4	18.5	1.5	17.0	47.0
Exchange rate (closing) R$ per U.S. dollars 1.00(7)	4.031	3.875	3.308	3.259	3.905
Average exchange rate R$ per U.S. dollars 1.00(8)	3.946	3.656	3.193	3.484	3.339

(1)	Source: IBGE.
(2)	The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.
(3)	Extended National Consumer Price Index (Indice de Preços ao Consumidor Amplo), or IPCA, is a broad consumer price index measured by IBGE.
(4)	The CDI is the accumulated rate of interbank deposits in Brazil during each year.
(5)	The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is charged by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, on long-term financing (end of the period data).
(6)	Annual average interest rate. Source: Central Bank.
(7)	Exchange rate (for sale) of the last day of the period. Source: Central Bank.
(8)	Average of exchange rates (for sale) of the period. Source: Central Bank.

Current Conditions and Trends in our Industry

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—3D. Risk Factors.”

COVID-19

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil and other Latin American countries where we operate, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, reflecting the scale of investor’s risk aversion, the stock market triggered several automatic suspensions, known as circuit breaker, and the benchmark Ibovespa index fell 36.9% from January 1, 2020 to March 31, 2020, following the trend of international stock markets or a decrease of 18.8% from January 1, 2020 to October 31, 2020. Accordingly, the price of our common shares and ADSs were adversely affected.

The COVID-19 pandemic resulted in greater adherence to online sales channels as an option of convenience to the consumer in all countries where we operate. We have also experienced a decrease in foot traffic in all of our stores as a result of the restrictions on movement of people as part of the efforts towards showing down the effects of the pandemic.

As grocery shopping is considered an essential activity, our business operations in Brazil were not adversely affected by the restrictive measures imposed by federal and state governments of those countries. As a result of the COVID-19 pandemic, we experienced a temporary increase in sales in our stores since people were initially stocking food, in addition to the change in consumption pattern of individuals from restaurants to home meal preparations. Since March 2020, there has been an increase in household consumption, even though the frequency of store visits has decreased due to social distancing guidelines.

On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by federal and state governments as a result of the COVID-19 pandemic, as well as the increased unemployment rate and lower consumer confidence. The restrictions on popular mobility imposed in Colombia were more stringent than in Brazil and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities.

According to DANE, as of the end of the nine-month period ended on September 30, 2020, the Colombia GDP decreased by 8.1% when compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 17.8%, mainly as a result of the adverse effects of the COVID-19 pandemic.

Additionally, certain of our operations were not considered essential by government authorities, which led to the closure of a significant part of our commercial galleries and centers, and therefore revenue from these operations has decreased significantly.

During the period that restaurants, bars, schools and daycare centers have been closed due to the COVID-19 pandemic, most of our corporate cash and carry customers have shifted to individuals. Although in the short-term this customer profile change has not directly affected us, we may be adversely affected by it in the long-term.

We have been monitoring the progress of the pandemic of COVID-19 and its impacts on our operations. We have adopted several measures as a result of the COVID-19 pandemic, including the creation of a crisis committee formed by senior management. Our crisis committee is acting in line with the recommendations of health and local authorities and professional associations aiming at effectively responding to the negative impacts of the COVID-19 pandemic.

As of September 30, 2020, we have assessed the impacts of the COVID-19 to our business and concluded that we do not expect to have material adverse changes to our revenues and other lines of our income statement and we did not need to record any COVID-19 related provisions. As of the date of this annual report, we incurred in operating expenses relating to the COVID-19 protective measures in the amount of R$200 million.

To meet the demand of our customers, we implemented emergency protective health measures at our stores, hired temporary employees to maintain our stores operational and invested in additional training, which caused a temporary increase in our operating costs. As of March, 2020, we implemented home office policy for employees with administrative and back-office responsibilities in the countries where we operate, and these employees have been gradually returning to our offices.

If a significant percentage of our employees is not able to work, due to illnesses, restrictions on travel or government restrictions related to the pandemic, we may be adversely affected. An extended period of remote work may also increase our operating risks, including cyber security and labor risks, among others. We may also be affected as a result of a lower flow of people on the streets, and consequently in stores, in addition to changes in the consumption pattern of customers.

We may also face supply chain risks, such as scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so. As of the date of this annual report, we have not experienced problems in our supply chain, and our suppliers are delivering products on a regular basis to our distribution centers and stores.

The extent to which the coronavirus and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted. The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

For risks relating to COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy, and any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations” and “—Risks Relating to our Industry and Us— The recent global outbreak of novel coronavirus (COVID-19) disease has disrupted and could further disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.”

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

Critical Accounting Policies and Estimates

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year.

For further details on critical accounting policies and our adoption of new accounting standards, such as IFRS 16, see notes 3 and 4 of our consolidated financial statements included elsewhere in this annual report.

Annual impairment test of goodwill and intangibles

We test annually whether goodwill is impaired, in accordance with the accounting policy stated in note 16 to our audited consolidated financial statements included elsewhere in this annual report and international accounting standards, or IAS, IAS 36 – Impairment of Assets. Other intangible assets, the useful lives of which are indefinite, such as brands and commercial rights, are submitted to impairment tests on the same basis as goodwill.

As of December 31, 2019, we calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating its recoverability and potential impairment resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 8.4% p.a. and cash flows exceeding three years are extrapolated by the expected long-term growth rate of 4.8% for food retail and cash and carry. Based on this analysis, no impairment loss was identified.

Commercial rights are intangible assets which are amounts paid to former owners of commercial locations. To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by store and we test them together with the fixed assets of the store as described in notes 15.1 and 16 to our audited consolidated financial statements included elsewhere in this annual report.

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

We have recognized deferred tax assets relate to tax loss carry forwards amounting to R$453 million as of December 31, 2019 as compared to R$198 million as of December 31, 2018 and R$200 million as of December 31, 2017. These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances. The use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

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

Share-based payments

The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the specific grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 25(d) to our audited consolidated financial statements included elsewhere in this annual report.

Provision for contingencies

We are a party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as legal counsel’s opinion. For details on legal proceedings, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Impairment of financial asset

In January 1, 2018, we started to adopt IFRS 9. IFRS 9 replaces the incurred loss model of IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at fair value through other comprehensive income, but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through profit or loss.

We measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime of the same receivable or contractual asset. We use the same measurement for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable and wholesale accounts receivable. The practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, we take into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on our historical experience, during credit appraisal and considering information about projections. We consider that the credit risk of a financial asset increased significantly if the asset is overdue for more than 90 days. For additional information, see note 19 to our audited consolidated financial statements included elsewhere in this annual report.

For additional information on impairment of financial assets, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

Recoverable taxes

We pay tax on services and sales, known as ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where we operate, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product) can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. We record the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in our cost of goods resold.

We also have recoverable tax credits related to social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and social integration (Programa de Integração Social), or PIS, taxes.

The estimate of future recoverability of these tax credits is made based on growth projections, operational matters, the consumption of the credits by the Grupo Pão de Açúcar companies and the special tax regime. For details of credits and compensation, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

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

Business Combination and goodwill

According to IFRS 3, business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or by the proportionate share in the acquiree’s identifiable net assets, according to our accounting policy. The acquisition costs incurred are treated as an expense and included in administrative expenses.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the fair value of assets acquired and assumed liabilities, including any non-controlling interests. If the consideration transferred is lower than the fair value of the acquirer’s net assets, we recognized a gain on bargain purchase in profit or loss.

Lease

According to IFRS 16, we assess the agreements we enter into to evaluate whether it is or contain a lease provision. We understand that an agreement is, or contains, a lease when it transfers the right to control the use of a given asset for a specified period in exchange for consideration.

We lease equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the lease agreements to support these transactions varies between five and 25 years.

As a result of the application of the full retrospective method of adoption of IFRS 16, we have recasted the comparative financial information as of and for the years ended December 31, 2018 and 2017 with the following impacts:

	As of and for the Year Ended December 31,
	2018	2017
	(millions of R$)
Right-of-use assets	4,545	4,108
Lease liabilities	5,787	5,267
Depreciation expense	(481)	(483)
Interest expense	(587)	(565)

For additional information on the assessment of our lease agreements and the adoption of IFRS 16, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Lessee

When we act as lessees in the lease agreements we entered into, we assess our lease agreements in order to identify the term of the lease agreement according to the term the lessee has the control of the use of a given asset, considering extension and termination options. According to IFRS 16, we do not consider in our assessment agreements with a term lower than twelve months and with an individual asset value below US$5,000.

The agreements are recorded as of the date they were entered into and when the related asset is ready to be used, through the recognition of a lease liability and a corresponding right of use asset. The lease liability is calculated at the present value of the minimum lease payments, using the incremental borrowing rate for similar assets.

Payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for a given period.

The right-of-use assets are amortized over the lease agreement term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, which might be limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

Lessor

When we act as lessors in the lease agreements we entered into, we assess the transfer of risks and benefits to the lessees. Leases in which we do not substantially transfer all the risks and benefits of the ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the agreement, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Discontinued Operations of Via Varejo

Via Varejo was one of our subsidiaries and its operations were classified as discontinued operations in the periods from 2016 to 2019 (until May 31, 2019). For more information about our discontinued operations, see “Item 4. Information on the Company—4E. Discontinued Operations” and note 33 to our audited consolidated financial statements included elsewhere in this annual report. On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and it ceased to be a consolidated subsidiary. For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

Éxito Group’s Acquisition

On November 27, 2019, Sendas acquired 96.57% of Éxito Group’s shares by means of an all-cash tender offer. As a result of Éxito Group’s acquisition, we started to carry out operations in Colombia, Argentina and Uruguay. For additional information on Éxito Group’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.”

We started to consolidate Éxito Group’s after we assumed its corporate control on November 27, 2019.

Overview of the Fiscal Year Ended December 31, 2019

With the divestment of all of our equity interest in Via Varejo, concluded in June 2019, we focused our operations in the food retail segment and took an important step to simplify our Latin America structure. Senda’s acquisition of 96.57% of the equity interest in Éxito Group, which is now part of our portfolio, expanded our operations to Colombia, Argentina and Uruguay. Accordingly, after the acquisition of Éxito Group, we are South America’s largest food retail company according to the Bloomberg data and the retail market leader in Colombia. Additionally, aiming at strengthening the level of our corporate governance, as of March 2, 2020, our common shares began trading on the Novo Mercado listing segment of B3, the trading segment of B3 with the highest corporate governance standards.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, our gross sales in Brazil increased 10.2% in 2019 from 2018, totaling R$59.1 billion. Our consolidated gross sales, including Éxito Group’s results for December 2019, totaled R$61.5 billion in 2019.

In 2019, we continued to have a strong growth of our Assaí banner, demonstrated by an increase of more than R$5 billion in gross sales, as well as growth in number of clients and same store sales, despite a strong 2018 year. In 2019, we also broke our own record in terms of stores opening in a single year. We opened 22 new stores under the Assaí banner in 2019, confirming the success of the expansion strategy of the Assaí business model. We believe the Assaí business model is already part of the day-to-day of Brazilian consumers.

We improved our portfolio of store formats in the food retail segment to better meet our clients’ needs by renovating our store and conversions of stores, which reinforced consumers’ power of choice and ensured a better presentation of products and services. In 2019, 122 stores were renovated, converted or inaugurated in the year.

Our focus on improving our clients’ shopping experience was materialized with the renovation of 46 Pão de Açúcar stores in 2019 following a next-generation concept store, focused on perishables, services and improvement of portfolio, presenting a multi-channel, or sales in different channels, including brick and mortar stores, e-commerce, James delivery, among others; multi-sensory and multi-solution space, offering different shopping experience in terms of store layout, variety of products, service quality, social hubs, among others. By the end of 2019, renovated stores accounted for 40% of the Pão de Açúcar banner’s revenue, delivering outstanding performance in terms of sales, which was 7 percentage points higher in 2019 when compared to 2018.

In 2019, we continued to convert our Extra supermarket stores into Compre Bem and Mercado Extra stores. As of December 31, 2019, Compre Bem and Mercado Extra stores comprised 70% of Extra supermarket’s portfolio. In 2019, these stores presented significant growth in sales, and customers. The proximity store business continues to soar, mainly due to its effective value proposition, as evidenced by the continuous increase in sales – seven consecutive quarters of growth – and profitability gains throughout the year.

In 2019, we also improved the portfolio of our private label brands, an important part of the loyalty-building and profitability of our business, launching more than 1,500 products, and increasing the categories of products we offer under our private label brands. This improvement was responsible for the increase in sales of the products under our private label brand and contributed to a more integrated strategy for our businesses.

We also invested in our digital transformation strategy by means of the continuous integration of our e-commerce and brick-and-mortar stores, reaffirming our leadership in the food e-commerce segment. Our digital retail operation grew more than 40% from 2018 to 2019.

After one year of commercial partnership, in November 2019 we acquired 79.6% of the equity interest in Cheftime and developed new products for its portfolio. In 2019, we formed Stix Fidelidade, which is the first retail coalition program in Brazil, in partnership with RaiaDrogasil, which is the largest pharmacy retailer in Brazil. We have also expanded the James delivery operation to 19 cities in Brazil. For additional information on the banners Cheftime, James and Stix Fidelidade, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation”

Results of Operations for 2019, 2018 and 2017

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

	Year Ended December 31, (1)(2)
	2019(3)	% of Net Operating Revenue	2018 restated	% of Net Operating Revenue	2017 restated	% of Net Operating Revenue
Results of Operations	(in millions of R$, unless otherwise noted)
Net operating revenue	56,635	100.0	49,388	100.0	44,634	100.0
Cost of sales	44,451	(78.5)	(37,779)	(76.5)	(33,585)	(75.2)
Gross profit	12,184	21.5	11,609	23.5	11,049	24.8
Selling, general and administrative expenses	(8,354)	(14.8)	(7,602)	(15.4)	(7,349)	(16.5)
Depreciation and amortization	(1,413)	(2.5)	(1,202)	(2.4)	(1,117)	(2.5)
Other operating expenses, net	(459)	(0.8)	(203)	(0.4)	(576)	(1.3)
Operating expenses	(10,226)	(18.1)	(9,007)	(18.2)	(9,042)	(20.3)
Profit from operations before financial expenses and share of profit of associates	1.958	3.5	2,602	5.3	2,007	4.5
Financial income	449	0.8	231	0.5	181	0.4
Financial expenses	(1,655)	(2.9)	(1,292)	(2.6)	(1,476)	(3.3)
Financial expenses, net	(1,206)	(2.1)	(1,061)	(2.1)	(1,295)	(2.9)
Share of profit of associates	(10)	(0.0)	28	0.1	(93)	(0.2)
Profit before income tax and social contribution	742	1.3	1,569	3.2	619	1.4
Income tax and social contribution	(254)	(0.4)	(413)	(0.8)	(262)	(0.6)
Net income from continuing operations	488	0.9	1,156	2.3	357	0.8
Net income from discontinued operations	348	0.6	128	0.3	472	1.1
Net income for the year	836	1.5	1,284	2.6	829	1.9
Attributed to controlling shareholders from continuing operations	478	0.8	1,156	2.3	357	0.8
Attributed to controlling shareholders from discontinued operations	312	0.6	(7)	(0.0)	143	0.3
Total attributed to controlling shareholders	790	1.4	1,149	2.3	500	1.1
Attributed to non-controlling shareholders from continuing operations	10	0.0	-	-	––	––
67

Attributed to non-controlling shareholders from discontinued operations	36	0.1	135	0.3	329	0.7
Total attributed to non-controlling shareholders	46	0.1	135	0.3	329	0.7

(1)	As disclosed in note 33 to our audited consolidated financial statements included elsewhere in this annual report, Via Varejo operations were classified as discontinued operations in the periods from 2016 to 2019 (until May 31, 2019). Starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5. On June 14, 2019, we consummated the sale of all equity interest we held in Via Varejo. Accordingly, our financial statements as of and for the year ended December 31, 2019 include the five months that Via Varejo’s results of operations were considered in the line item relating to discontinued operations. For additional information on the sale on our discontinued operations, see note 12.3 to our audited consolidated financial statements included elsewhere in this annual report. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398 million, net of the effect of income taxes of R$199 million and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019 . For additional information, see notes 21 and 33 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	IFRS 9 and IFRS 15 became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 starting on January 1, 2016 and, as a result, we have restated our audited consolidated financial statements and financial information included in this annual report for the years ended December 31, 2017 and 2016.
(3)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements became effective to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For further information on the segments, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Information for our segments is included in the following tables:

Statement of operations	Year Ended December 31, 2019(1)
Segments	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Éxito Group	Other (2)	Total
		(in millions of R$)
Net operating revenue	26,654	27,797	-	2,151	33	56,635
Gross profit	7,005	4,578	-	602	(1)	12,184
Depreciation and amortization	(967)	(386)	-	(59)	(1)	(1,413)
Profit from operations before financial income (expenses) and share of profit of associates	467	1,526	-	21	(56)	1,958
Financial expenses, net	(815)	(184)	-	(208)	1	(1,206)
Share of profit of associates	107	-	-	(18)	(99)	(10)
Profit (loss) before income tax and social contribution	(241)	1,342	-	(205)	(154)	742
Income tax and social contribution	121	(441)	-	64	2	(254)
Net income (loss) – continuing operations	(120)	901	-	(141)	(152)	488
Net income (loss) – discontinued operations	312	-	36	-	-	348
Net income (loss) for the year	192	901	36	(141)	(152)	836

Statement of operations	Year Ended December 31, 2018
Segments	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Other (2)	Total
	(in millions of R$)
Net operating revenue	26,490	22,898	-	-	49,388
Gross profit	7,444	4,165	-	-	11,609
Depreciation and amortization	(892)	(310)	-	-	(1,202)
Profit from operations before financial income (expenses) and share of profit of associates	956	1,646	-	-	2,602
Financial expenses, net	(903)	(158)	-	-	(1,061)
Share of profit of associates	79	-	-	(51)	28
Profit (loss) before income tax and social contribution	132	1,488	-	(51)	1,569
Income tax and social contribution	42	(455)	-	-	(413)
Net income (loss) – continuing operations	174	1,033	-	(51)	1,156
Net income (loss) – discontinued operations	(73)	-	201	-	128
Net income (loss) for the year	101	1,033	201	(51)	1,284
68

Statement of operations	Year Ended December 31, 2017(3)
Segments	Food Retail	Cash and Carry	Assets held for sale and discontinued operations	Other businesses(2)	Total
	(in millions of R$)
Net operating revenue	26,194	18,440	-	-	44,634
Gross profit	8,091	2,958	-	-	11,049
Depreciation and amortization	(878)	(239)	-	-	(1,117)
Profit from operations before financial income (expenses) and share of profit of associates	1,121	886	-	-	2,007
Financial expenses, net	(1,158)	(137)	-	-	(1,295)
Share of profit of associates	48	-	-	(141)	(93)
Profit (loss) before income tax and social contribution	11	749	-	(141)	619
Income tax and social contribution	(36)	(226)	-	-	(262)
Net income (loss) – continuing operations	(25)	523	-	(141)	357
Net income (loss) – discontinued operations	(91)	-	563	-	572
Net income (loss) for the year	(116)	523	563	(141)	829

(2)	Includes equity pickup of the Company in Cnova until June 14, 2019, when we completed the sale of all of our equity interest in Via Varejo. It also includes the banners Cheftime, James and Stix Fidelidade.
(3)	IFRS 9 and IFRS 15 became effective on January 1, 2018. We have retroactively adopted IFRS 9 and IFRS 15 starting on January 1, 2016 and, as a result, we have restated our audited consolidated financial statements and financial information included in this annual report for the years ended December 31, 2017 and 2016..
(4)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Consolidated

Net operating revenue. Net operating revenue increased by 14.7%, or R$7,247 million, from R$49,388 million in 2018 to R$56,635 million in 2019, mainly due to the increase of sales in the cash and carry segment and our acquisition of Éxito Group. The food retail segment remained stable in 2019 compared to 2018 in same-stores sales.

Gross profit. Gross profit increased by 5.0%, or R$575 million, from R$11,609 million in 2018 to R$12,184 million in 2019, mainly due to an increase of sales in the cash and carry segment and our acquisition of Éxito Group.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 9.9%, or R$752 million, from R$7,602 million in 2018 to R$8,354 million in 2019, mainly due to our acquisition of Éxito Group and the increased numbers of Assaí stores, which covered higher selling expenses and higher headcount, resulting in higher payroll expenses. Selling, general and administrative expenses represented 15.4% of our net operating revenue in 2018, and 14.8% in 2019. This increase was partially offset by a decrease in the selling, general and administrative expenses of the Multivarejo segment, mainly due to our initiatives to control expenses.

Depreciation and amortization. Depreciation and amortization increased by 17.6%, or R$211 million, from R$1,202 million in 2018 to R$1,413 million in 2019, mainly due to the depreciation resulting from our acquisition of Éxito Group, renewal of lease agreements, capital expenditures related to conversion of stores from Extra to Mercado Extra and Compre Bem, renovation and maintenance of stores and opening of Assaí stores.

Other operating expenses, net. Other operating expenses, net, increased by R$256 million, from R$203 million in 2018 to R$459 million in 2019, mainly as a result of (i) expenses relating to the acquisition of Éxito Group; (ii) store closures and costs associated thereto; and (iii) increased provision for tax contingencies due to change in the assessment of likelihood of loss of certain legal proceedings.

Financial expenses, net. Financial expenses, net, increased by 13.7%, or R$145 million, from R$1,061 million in 2018 to R$1,206 million in 2019, mainly as a result of the increase in the principal outstanding amount of our indebtedness, which funds were used to acquire Éxito Group. This increase was partially offset by increased income from financial investments, and interest income portion of the tax credits recognized in 2019 as a result of the favorable ruling of the Brazilian Supreme Court, obtained by some of our subsidiaries, determining that ICMS should be excluded from the calculation basis of PIS and COFINS taxes.

Share of profit of associates. Share of profit of associates decreased by R$38 million, from a gain of R$28 million in 2018 to a loss of R$10 million in 2019, mainly as a result of (i) increased losses in the amount of R$49 million from our share of profit in Cnova, and (ii) losses in the amount of R$17 million in the share of profit in Tuya and Puntos Colombia recognized in the results of Éxito Group. This increase in losses was partially offset by an increase in our share of profit in FIC due to FIC’s better results of operation as a result of offering expansion of financial products and services.

Profit/loss before income tax and social contribution. As result of the foregoing, profit before income tax and social contribution decreased by R$827 million, from R$1,569 million in 2018 to R$742 million in 2019.

Income tax and social contribution. Income tax and social contribution decreased by 38.5%, or R$159 million, from R$413 million in 2018 to R$254 million in 2019, mainly as a result of the decrease in our profit in 2019, which is the base for the calculation of income tax and social contribution taxes.

Net income (loss) from continuing operations. As a result of the foregoing, net income from continuing operations decreased by 57.8%, or R$668 million, from R$1,156 million in 2018 to R$488 million in 2019.

Net income (loss) from discontinued operations. Net income from discontinued operations increased by R$220 million, from R$128 million in 2018 to R$348 million in 2019, mainly due to the gain on the sale of Via Varejo in the amount of R$398 million, net of income tax. For additional information on the sale of Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

Segment Information

Food Retail Segment

As of December 31, 2019, our food retail segment consisted of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The food retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales. We do not consider Éxito Group’s sales as part of our food retail segment.

Net operating revenue. Net operating revenue increased by 0.6%, or R$164 million, from R$26,490 million in 2018 to R$26,654 million in 2019, mainly as a result of the (i) slow pace of the recovery of the economy in 2019, and (ii) increase in investments for the renovation of our portfolio of stores to adapt them to the new trend in consumption pattern in order to increase the attractiveness of our stores. These investments comprised the renovation of stores and conversion of stores to the Assaí banner. In the same period, our gross margin, calculated by dividing gross profit from net revenue, decreased from 28.1% in 2018 to 26.3% in 2019. This 1.8 percentage point decrease was mainly related to the clearance sales we performed to balance inventories and conversion and renovation of our portfolio of stores.

Depreciation and amortization. Depreciation and amortization increased by 8.4%, or R$75 million, from R$892 million in 2018 to R$967 million in 2019, mainly as a result of the depreciation resulting from capital expenditures relating to the conversion of stores from Extra to Mercado Extra and Compre Bem, renovation and maintenance of stores and renewal of lease agreements.

Profit/loss from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) decreased by 51.2%, or R$489 million, from R$956 million in 2018 to R$467 million in 2019.

Financial expenses, net. Financial expenses, net, decreased by 9.7%, or R$88 million, from R$903 million in 2018 to R$815 million in 2019, mainly as a result of the (i) income from short-term investments, and

(ii) interest income portion of the tax credits recognized in 2019 as a result of the favorable ruling of the Brazilian Supreme Court, obtained by some of our subsidiaries, determining that ICMS should be excluded from the calculation basis of PIS and COFINS taxes.

Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution decreased by R$373 million, from a gain of R$132 million in 2018 to a loss of R$241 million in 2019.

Cash and Carry Segment

As of December 31, 2019, the Assaí banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 21.4%, or R$4,899 million, from R$22,898 million in 2018 to R$27,797 million in 2019, mainly as a result of the expansion of the Assaí banner with the opening of 22 new stores in 2019 and the maturation of previous expansions.

Gross profit. Gross profit increased by 9.9%, or R$413 million, from R$4,165 million in 2018 to R$4,578 million in 2019, mainly as a result of the maturation of stores resulting from the expansion in recent years. In the same period, our gross profit decreased 1.7 percentage points, from 18.2% in 2018 to 16.5% in 2019 as a result of the 2018 tax credit relating to the reversion of ICMS tax-related provisions, which was offset by the sale of tax credits to third parties.

Depreciation and amortization. Depreciation and amortization increased by 24.5%, or R$76 million, from R$310 million in 2018 to R$386 million in 2019, mainly as a result of the opening of new stores and renewal of lease agreements.

Profit from operations before financial income (expenses). Profit from operations before financial income (expenses) decreased by 7.3%, or R$120 million, from R$1,646 million in 2018 to R$1,526 million in 2019, mainly as a result of the increase of selling, general and administrative expenses due to the opening of new stores. Selling, general and administrative expenses remained stable as a ratio of net sales.

Financial expenses, net. Financial expenses, net, increased by 16.5%, or R$26 million, from R$158 million in 2018 to R$184 million in 2019, mainly as a result of the additional lease agreements that we entered into in connection with our expansion through opening of new stores, which caused an increase of interest on lease liabilities.

Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution decreased by 9.8%, or R$146 million, from R$1,488 million in 2018 to R$1,342 million in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Consolidated

Net operating revenue. Net operating revenue increased by 10.7%, or R$4,754 million, from R$44,634 million in 2017 to R$49,388 million in 2018, mainly due to the increase of R$4,458 million in the cash and carry segment. In the cash and carry segment, there was an increase of R$1,531 million in same-stores sales, and the additional increase was due to the opening of 16 stores and two conversions from Extra Hiper to Assaí. The food retail segment experienced growth of 3.5% in same-stores sales in 2018, compared with 2017.

Gross profit. Gross profit increased by 5.1%, or R$560 million, from R$11,049 million in 2017 to R$11,609 million in 2018, mainly due to an increase of R$436 million, or 2.1 percentage points (principally related to tax credits recognized in 2018), in our gross margin for the cash and carry segment. Our commercial strategy also contributed to this increase in gross profit, especially in Assaí, since the margin of the food retail segment decreased R$647 million.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 3.4%, or R$253 million, from R$7,349 million in 2017 to R$7,602 million in 2018. This increase was principally due to the strong expansion of the Assaí banner (higher selling expenses, higher headcount resulting in higher payroll expenses). In 2017 and 2018, we were also able to control these expenses and limit their decrease to a level below inflation, while increasing revenues due to several initiatives aimed at controlling expenses. Selling, general and administrative expenses represented 16.5% of net operating revenue in 2017, and 15.4% in 2018.

Depreciation and amortization. Depreciation and amortization increased by 7.6%, or R$85 million, from R$1,117 million in 2017 to R$1,202 million in 2018, mainly due to the impacts from the adoption of IFRS 16 and depreciation of acquired assets in connection with the opening and renovation of stores and other acquisition.

Other operating expenses, net. Other operating expenses, net, decreased by 64.8%, or R$373 million, from R$576 million in 2017 to R$203 million in 2018. This decrease was mainly due to the result of sales of fixed assets, which totaled a loss of R$244 million in 2017, due to store closures and the costs associated with fire and damages on one of our distribution centers, and a gain of R$125 million in 2018, due to the sale of non-core fixed assets, such as real estate properties.

Financial expenses, net. Financial expenses, net, decreased by 18.1%, or R$234 million, from R$1,295 million in 2017 to R$1,061 million in 2018 equivalent to 2.1% of our sales during 2018, as a result of (i) a decrease of R$106 million in cost of debt due to the decrease in average interest rates, (ii) the positive impact of the renegotiation of the lease and store operation agreements relating to stores that carried the Paes Mendonça brand in the amount of R$96 million and (iii) the reversal of PIS/Cofins provision on financial expenses.

Share of profit of associates. Share of profit of associates increased by R$121 million, from a loss of R$93 million in 2017 to a gain of R$28 million in 2018. The increase was due to the R$30 million increase in our share of profit on FIC and a decrease of R$91 million in losses from our share of profit of Cnova, mainly related to C discount France’s performance during 2018.

Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution increased by 153.5%, or R$950 million, from a profit of R$619 million in 2017 to a profit of R$1,569 million in 2018.

Income tax and social contribution. Income tax and social contribution increased by 57.6%, or R$151 million, from R$262 million in 2017 to R$413 million in 2018. This variation was mainly due to higher taxable income reported in our cash and carry segment in 2018.

Net income/loss from continuing operations. As a result of the foregoing, net income from continuing operations for 2018 was R$1,156 million, an increase of 223.8%, or R$799 million, from a net income of R$357 million in 2017.

Net income/loss from discontinued operations. Net loss from discontinued operations for 2018 was R$128 million, a decrease of 72.9%, or R$344 million, from a net income of R$472 million in 2017, mainly due to a loss of margin due to competition and restructuring costs.

Segment Information

Food Retail Segment

Our food retail segment consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The food retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales.

Net operating revenue. Net operating revenue increased by 1.1%, or R$296 million, from R$26,194 million in 2017 to R$26,490 million in 2018, mainly due to the closure of five hypermarkets during the year, three of which were converted into Assaí stores which operate in the cash and carry segment, three supermarkets and 36 proximity stores. This decrease in sales was completely offset by the increase of 3.5% in same-store sales.

Gross profit. Gross profit decreased by 8.0%, or R$647 million, from R$8,091 million in 2017 to R$7,444 million in 2018. This decrease is mainly due to the tax credits for ICMS tax substitution recognized in

2017 of R$723 million. In this same period, our gross margin decreased from 30.9% in 2017 to 28.1%in 2018. This 2.8 percentage point decrease was related to tax credits that were reported in 2017.

          Depreciation and amortization. Depreciation and amortization increased by 1.6%, or R$14 million, from R$878 million in 2017 to R$892 million in 2018. The impact of the acquisitions was substantially offset by the assets sold, maintaining the depreciation level substantially in line.

Profit from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) decreased by 14.7%, or R$165 million, from R$1,121 million in 2017 to R$956 million in 2018.

Financial expenses, net. Financial expenses, net, decreased by 22.0%, or R$255 million, from R$1,158 million in 2017 to R$903 million in 2018, mainly due to (i) the decrease in the cost of debt, due to the reduction of the average CDI rate from 10% in 2017 to 6.5% in 2018, (ii) the positive impact of the renegotiation lease and store operation agreements relating to stores that carried the Paes Mendonça brand in the amount of R$96 million and (iii) the reversal of PIS/Cofins on financial expenses.

Profit/loss before income tax and social contribution. As a result of the above, profit before income tax and social contribution increased by R$121 million, from a profit of R$11 million in 2017 to a profit of R$132 million in 2018.

Cash and Carry Segment

As of December 31, 2018, the Assaí banner represented our cash and carry segment.

Net operating revenue. Net operating revenue increased by 24.2%, or R$4,458 million, from R$18,440 million in 2017 to R$22,898 million in 2018, mainly due to the opening of 18 stores in 2018, with two conversions and 16 organic expansions as well as an 8.3% increase in same-stores sales.

Gross profit. Gross profit increased by 40.8%, or R$1,207 million, from R$2,958 million in 2017 to R$4,165 million in 2018. The increase in gross profit exceeded the increase in net operating revenue, and was mainly due to an increase of 2.1 percentage points (principally related to tax credits), in our gross margin.

Depreciation and amortization. Depreciation and amortization increased by 29.7%, or R$71 million, from R$239 million in 2017 to R$310 million in 2018, mainly due to the opening of new stores.

Profit from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) increased by 85.8%, or R$760 million, from R$886 million in 2017 to R$1,646 million in 2018. This increase was mainly due to the strong organic expansion that led to an increase of net operating revenue and of gross margin.

Financial expenses, net. Financial expenses, net, increased by 15.3%, or R$21 million, from R$137 million in 2017 to R$158 million in 2018. This slight decrease was mainly due to the overall lower cost of discounting accounts receivable.

Profit/loss before income tax and social contribution. As a result of the above, profit before income tax and social contribution increased by 98.7%, or R$739 million, from R$749 million in 2017 to R$1,488 million in 2018.

5B.          Liquidity and Capital Resources

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and entered into loans and financing agreements with financial institutions.

In 2019, we continued selling our receivables to financial institutions and credit card merchant acquirers at a discount, without a right to recourse or any related obligation. For further information on the discount on receivables, see note 7.1 to our audited consolidated financial statements included elsewhere in this annual report.

       Our primary sources of liquidity have historically been cash flow from our operating activities.  Net cash provided from operating activities, including continuing and discontinued operations, was R$1,135 million in 2019, R$4,267 million in 2018 and R$3,464 million in 2017. From 2018 to 2019, the decrease in net cash provided from operating activities was primarily due to a decrease of R$3,364 in trade payables and in some provisions, as provisions for contingencies and allowance for doubtful accounts. From 2017 to 2018, the increase in net cash provided from operating activities was due to the increase of R$455 million in our net income and the variation in assets and liabilities of R$575 million. In addition, in 2019, 2018 and 2017, we used net cash provided from operating activities primarily for investments in the capital expenditures program, totaling R$2,782 million, R$2,364 million and R$1,713 million, respectively.

Our year-end total cash position increased by 45%, or R$3,585 million, from R$4,369 million as of December 31, 2018 to R$7,954 million as of December 31, 2019.

Net cash used in investment activities was R$3,266 million, R$1,897 million and R$1,592 million for the years ended December 31, 2019, 2018 and 2017, respectively. In 2019, 2018 and 2017 our net cash used in investment activities mainly related to the purchases of property and equipment and intangible assets and, in 2019, the acquisition of Éxito Group. Net cash provided by (used in) financing activities, considering proceeds received and disbursements made, was R$1,894 million, R$(1,641) million and R$(3,663) million for the years ended December 31, 2019, 2018 and 2017, respectively. From 2018 to 2019, the increase was mainly due to (i) an increase in proceeds from borrowings, financing and debentures, and (ii) net cash provided as a result of the sale of our equity interest in Via Varejo in 2019 in the amount of R$2,326 million. Our year-end current and noncurrent borrowings and financing increased by 167%, or R$8,822 million, from R$5,286 million as of December 31, 2018 to R$14,108 million as of December 31, 2019, and consisted of:

●	R$12,963 million in real-denominated loans;
●	R$831 million in U.S. dollar-denominated debt, swapped to real-denominated loans; and
●	R$314 million related to Éxito Group’s loans and financing agreements.

From 2017 to 2018, the increase was mainly due to a lower amount of debt payments. Our year-end current and noncurrent borrowings and financing increased by 16%, or R$726 million, from R$4,560 million as of December 31, 2017 to R$5,286 million as of December 31, 2018, and consisted of:

●	R$4,519 million in real-denominated loans; and
●	R$767 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Our cost of debt was R$584 million in 2019, R$368 million in 2018 and R$474 million in 2017, excluding our discontinued operations.

Derivatives

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. See “—5A. Operating Results—Macro-Economic Environment and Factors Affecting Our Results of Operations.”

On July 24, 2019, during the offering period relating to the acquisition of Éxito Group, our financial committee recommended the realization of a cash flow hedge, via NDF Agreements, to mitigate our exposure to the Colombian pesos. The NDF Agreements were terminated prior to December 31, 2019. We took into account the resulting effects of the NDF Agreements for purposes of the consideration paid for the acquisition of Éxito Group. We have also entered into NDF Agreements in the first quarter of 2020 to hedge against foreign exchange variations relating to the dividends we received from Éxito Group in Colombian pesos. These NDF Agreements were terminated in the second quarter of 2020.

In addition, Éxito Group uses derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports.

FINAME Financings

We have credit lines outstanding with financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or FINAME, program, which are used in the ordinary course of our business for the purchase of machinery and equipment financing. We make payments of principal amounts in monthly installments after a grace period. BNDES has historically been one of our sources of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment acquisitions. For further information on our lines of credit with BNDES, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2019, we had two outstanding credit line agreements entered into with financial institutions in the total amount of R$900 million.. As of December 31, 2019, we did not have any total outstanding amount under these agreements. In April 2020 and July 2020, respectively, these credit agreements expired.

Promissory Notes

In December 2018, we issued commercial promissory notes in the total principal amount of R$800 million, maturing on January 9, 2022, and accruing interest at 105.75% of the average CDI rate, payable on the maturity date. As of December 31, 2019, the total outstanding amount under this issuance was R$849 million.

In June 2019, Sendas issued unsecured commercial promissory notes in the total principal amount of R$800 million, with tranches maturing between July 7, 2020 and July 4, 2025, and accruing interest at 0.72% per year plus the average CDI rate. As of December 31, 2019, the total outstanding amount under this issuance was R$826 million.

Non-Convertible Debentures

In April, 2017, we issued non-convertible debentures in Brazil in the total principal amount of R$1,080 million, accruing interest at 96% of the average CDI rate. As of December 31, 2019, the total outstanding amount under this issuance was R$1,091 million. Principal and interest were paid in full on the maturity date, April 13, 2020.

In January, 2018, we issued non-convertible debentures in Brazil in the total principal amount of R$800 million, maturing on January 15, 2021 and accruing interest at 104.75% of the average CDI rate. As of December 31, 2019, the total outstanding amount under this issuance was R$821 million.

In September, 2018, we issued non-convertible debentures in two series in Brazil in the total principal amount of R$1,200 million, of which (i) R$700 million refers to the first series, which accrues interest at 106.0% of the average CDI rate and matures on September 10, 2021, and (ii) R$500 million refers to the second series, which accrues interest at 107.4% of the average CDI rate and matures on September 10, 2022. As of December 31, 2019, the total outstanding amount under this issuance was R$1,220 million.

In August 2019, Sendas issued non-convertible debentures in four series in Brazil, guaranteed by us, in the total amount of R$8,000 million, of which (i) R$2,000 million refers to the first series, accruing interest at 1.60% per year plus the average CDI. This series was fully paid on August 20, 2020, (ii) R$2,000 million refers to the second series, accruing interest at 1.74% per year plus the average CDI rate, and maturing on August 20, 2021, (iii) R$2,000 million refers to the third series, accruing interest at 1.95% per year plus the average CDI rate and maturing on August 20, 2022, and (iv) R$2,000 million refers to the fourth series, accruing interest at 2.20% per year plus the average CDI rate and maturing on August 20, 2023. As of December 31, 2019, the total outstanding amount under this issuance was R$7,138 million.

In December 2019, we issued non-convertible debentures in Brazil in the total principal amount of R$2,000 million, maturing on January 6, 2023 and accruing interest at 1.45% per year plus the average CDI rate.

We are required to comply with certain covenants under our debt instruments. The financial ratios are calculated based on our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. The ratios are (i) net debt (defined as debt minus cash and cash equivalents and trade accounts receivable) not greater than equity; and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. As of the date of this annual report, we are in compliance with the covenants under our debt instruments.

For further information on our non-convertible debentures, see note 18.4 to our audited consolidated financial statements included elsewhere in this annual report.

Borrowings in Foreign Currencies

As of December 31, 2019, we had borrowings in U.S. dollars to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. The latest scheduled maturity is November 2020. As of December 31, 2019, the total outstanding amount (corresponding to principal and interest) under these agreements was R$831 million.

On November 25, 2019, we entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of US$160 million (or approximately R$923 million), accruing interest at CDI plus 0.89% per year. As of December 31, 2019, the outstanding amount (corresponding to principal and interest) under this agreement was R$675 million. Principal and interest were paid in full on the maturity date, November 19, 2020.

On September 29, 2017, we entered into a financing agreement with Bank of Nova Scotia, or Scotiabank, in the aggregate amount of US$50 million (or approximately R$289 million), accruing interest at 106% of CDI per year. As of December 31, 2019, the outstanding amount (corresponding to principal and interest) under this agreement was R$157 million. Principal and interest were paid in full on the maturity date, September 29, 2020.

Éxito Group has borrowings in Colombian pesos. For additional information on our borrowings in foreign currency, see note 18.5 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Transactions

Foreign currency transactions are initially recognized at the respective currencies exchange rates on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into reais according to the exchange rates of the respective currencies at the balance sheet date. Any difference arising from the payment or translation of monetary items is recognized in our financial results.

For additional information on the conversion of foreign currencies, see note 3.1 to our audited consolidated financial statements included elsewhere in this annual report.

5C.          Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

5D.          Trend Information

Despite having reached low levels during the first semester of 2016, consumer confidence, as measured by FGV, increased in Brazil throughout 2017 and 2018 and ended 2019 at 91.6 points. However, consumer confidence decreased by 1.4 points from 2018 to 2019. In October, 2020 reached 82.4 point. This could be due to the fact that, despite a gradual economic recovery, there is still a degree of uncertainty on the economic scenario in Brazil that reduces consumer confidence. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the ADSs and our common shares.”

Nonetheless, during the last economic crisis, households modified their consumption habits by seeking stores with cheaper prices, choosing heavily discounted items and building up stock at home by buying bulk or multi-pack products. Consumers became more careful, choosing products with an attractive cost-benefit trade off and avoiding superfluous items. These changes in consumer habits led to a significant shift from the traditional retail to the cash and carry segment, which has been the preferred purchasing channel for Brazilian households since 2016.

Despite the current scenario, we believe that the Company is well prepared to face the challenges of the remainder of 2020 and of the year of 2021. The commercial strategies of our hypermarkets, supermarkets and cash and carry segments have been constantly monitored throughout 2019 and 2020 and led the Company to gain market share in both the Multivarejo and Assaí banners. The value proposal of our banners is being redefined to address new consumption habits while enhancing profitability.

In 2019 and 2020, we converted a number of our stores to adapt them to new consumer trends. We have also implemented a strong digital transformation plan, which helped us to develop a closer relationship with suppliers, while improving our customers’ shopping experience and providing innovative solutions to our customers. We will continue to promote the values that we believe make us competitive among our competitors, combining respect for the local culture and corporate. For more information on our digital transformation, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Digital Transformation.”

We believe that these actions, combined with a responsible management, will ensure sustainable growth while meeting our customer’s need and creating value for our stakeholders.

As grocery shopping is considered an essential activity, our business operations in Brazil were not adversely affected by the restrictive measures imposed by federal and state governments. As a result of the COVID-19 pandemic, we experienced a temporary increase in sales in our stores in Brazil since people were initially stocking food, in addition to the change in consumption pattern of individuals from restaurants to home meal preparations. Since March 2020, there has been an increase in household consumption, even though the frequency of store visits has decreased due to social distancing guidelines.

On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by federal and state governments as a result of the COVID-19 pandemic, as well as the increased unemployment rate and lower consumer confidence. The restrictions on the movement of people imposed in Colombia were more stringent than in Brazil, and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. According to DANE, as of the end of the nine-month period ended on September 30, 2020, the Colombia GDP decreased by 8.1% when compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 17.8%, mainly as a result of the adverse effects of the COVID-19 pandemic. For additional information on the effects of the COVID-19 to our business, see “Item 5. Operating Results— Current Conditions and Trends in our Industry—COVID-19.”

5E.          Off-Balance Sheet Arrangements

Except as disclosed in “Item 7B. Related Party Transactions—Via Varejo—Guarantees,” we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F.          Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2019:

	Payment Due by Period
Contractual Obligations(1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Long-term debt:
Principal	2,223	1,112	72	687	352
Accrued interest as of 12/31/19	22	22	-	-	-
Projected interest(2)	451	117	161	122	52
Total long-term debt	2,697	1,251	232	809	404
Debentures:
Principal	11,599	2,095	6,860	2,444	200
Accrued interest as of 12/31/19	264	192	52	14	6
Projected interest(2)	1,818	387	1,002	322	107
Total debentures	13,681	2,674	7,914	2,780	313
Taxes, other than on income(3)	907	531	209	104	63
Leasing (IFRS 16)	8,667	937	1,523	1,413	4,794
Total contractual obligations	17,284	4,456	8,355	3,693	780

(1)	For additional information, see notes 18 and 19 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Future interest includes estimated interest to be incurred from December 31, 2019, through the respective contractual maturity dates, based on outstanding principal amounts as of December 31, 2019, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

(3)	Refers to Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS, credits. As of December 31, 2020, the balance of the consolidated installments was R$162 million.

5G.          Safe Harbor

See “Forward-Looking Statements” on page 7 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

Board of Directors

The following table sets forth the name and year of election of each of our board members as of the date of this annual report. A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Daniel Charles Walter Joachim Strasser	Co-Vice Chairman	2010(2)	July 6, 1969
Ronaldo Iabrudi dos Santos Pereira	Co-Vice Chairman	2016(3)	May 14, 1955
Franck-Philippe Georgin	Director	2019	April 14, 1981
Hervé Daudin	Director	2019	May 12, 1967
Philippe Alarcon	Director	2019	March 22, 1958

Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Luiz Nelson Guedes de Carvalho	Director (Independent)	2017	November 18, 1945

(1)	Mr. Jean-Charles Henri Naouri has been a member of the board since 2005 and the chairman since 2013.
(2)	Mr. Arnaud Daniel Charles Walter Joachim Strasser has been a member of the board since 2010 and co-vice chairman since 2018.
(3)	Ronaldo Iabrudi dos Santos Pereira has been a member of the board since 2016 and co-vice chairman since 2018.

Mr. Jean-Charles Henri Naouri has been the chairman of our board of directors since 2013. He has also been a member of our board of directors, the chairman and chief executive officer of the Casino Group and president of the Casino Group’s parent company, Euris S.A.S., or Euris, since 2002. He also serves as chairman of the board of directors of Rallye S.A., or Rallye, chairman of the Euris Foundation, vice-chairman of the Casino Group Corporate Foundation and member of the board of directors of F. Marc de Lacharrière (Fimalac) S.A. He had served as chairman and chief executive officer of Casino Finance until 2017, chairman of the board of directors of CNova until 2015, chairman of the board of directors of Wilkes Participações until 2015, member of the supervisory board of Monoprix S.A. until 2014, chief executive officer of Rallye until 2013, and as chairman, chief executive officer, and chairman of the supervisory board of Monoprix S.A. until 2013. In 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France. Mr. Naouri is an Inspecteur des Finances (Finance Inspector) for the French government. Mr. Naouri holds degrees from École Normale Supérieure and École Nationale d’Administration, a Ph.D. in mathematics, and has studied at Harvard University.

Mr. Arnaud Daniel Charles Walter Joachim Strasser has been co-vice chairman of our board of directors since 2018 and a member of our board of directors since 2010. Prior to serving as co-vice chairman, he was the vice-chairman of our board of directors from 2012 to 2018. He has also been a member of the board of directors of Cnova since 2014. Mr. Strasser also served as a member of the board of directors of the Big C Supercenter plc. He has worked for the Casino Group since 2007, where he currently serves as corporate development and holdings officer. Until 2009, he was an advisor to the chairman for international development of the Casino Group. Mr. Strasser also worked as mission head in the Cabinet of the Prime Minister of France in 2005 and as special advisor in the Cabinet of the French Minister of Companies and Trade, from 2005 to 2007. Mr. Strasser holds a bachelor’s degree from École Nationale d’Administration and master’s degrees from École des Hautes Études Commerciales and Institut d’Études Politiques de Paris.

Mr. Ronaldo Iabrudi has been the co-vice chairman of our board of directors since April 2018 and has been a member of our board of directors since 2016. He is also vice chairman of the board of directors of CNova. From January 2014 to April 2018, Mr. Iabrudi served as our chief executive officer. Previously, he was the chairman of the boards of directors of Lupatech, Contax and Telemar, and a member of the board of directors of Estácio, Magnesita Refratários S.A., or Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was also chief executive officer of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Grupo Telemar, where he held several positions, including chief executive officer of Oi/Telemar and Contax. From 1997 to 1999, Mr. Iabrudi was chief executive officer of FCA (Ferrovia Centro-Atlântica) and from 1984 to 1997, he was chief financial and administrative officer and chief human resources officer at the Gerdau group. Mr. Iabrudi earned a degree in psychology from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Panthéon Sorbonne and a master’s degree in change management from Université Paris Dauphine.

Mr. Franck-Philippe Georgin is currently the General Secretary of Casino, Guichard-Perrachon SA. and director of Cnova. He holds a graduate degree from Institut D’études Politiques De Rennes and the École Nationale d’Administration.

Mr. Hervé Daudin is currently a member of the executive committee and executive director of merchandise, from the Agribusiness Division and from the Supply Chain, Logistics and IT of Casino Group. He is a member of the board of directors of Almacenes Éxito (Colombia), CDiscount (France), Distribution Casino France, European Marketing Distribution, Achats Marchandise Casino and Big C (Thailand). He was a member of the board of directors of Via Varejo (Brazil). After holding the position of Director in Euris Group (parent company of Casino Group), he joined the Casino Group in 2003, where he held various executive positions in the areas of strategy, logistics and technology. He began his career as an economist and he was, for 7 years, a high ranking official in the Ministry of Economy in France. Mr. Daudin holds a bachelor’s degree in Physical Sciences and a PhD in Economics from the École Normale Supérieure of Paris and an Engineer degree from the École Nationale des Ponts et Chaussées.

Mr. Philippe Alarcon has been Casino Group’s international coordinating director since 2011 and has held various positions in Casino Group since joining the Group in 1983. After holding the position of administrator in Casino Group’s Finance Department, he held various positions such as chief financial officer in various subsidiaries of the Group, including industrial subsidiaries, supermarkets and restaurants. He began his international career in Poland, where he held the position of chief financial officer of Casino Poland for 8 years, and then held the position of CEO of Real Estate. In 2015, he returned to France to hold the position of general manager of the Casino Group real estate business until 2011, when he became the Group’s international director. He has also been a member of the board of directors of Éxito Group since 2012, member of the Green Yellow Supervisory Committee and CEO of Mayland Real State in Poland.

Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012. Mr. Castro Neves was a career diplomat having joined the Brazilian diplomatic service in 1967 and served as a Brazilian ambassador to Japan, from 2008 to 2010, China, Mongolia and the Democratic People’s Republic of Korea between 2004 and 2008, and Paraguay, from 2000 to 2004. He has also served as chairman of Itaipu Binacional and Interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency of Brazil. He is a founding partner of CN Estudo e Projetos Ltda., emeritus vice president of the Brazilian Center of Foreign Affairs, president of the China-Brazil Business Council, and member of the Technical Council of the National Confederation of Commerce. Mr. Castro Neves holds bachelor’s degrees in economics from the Universidade Federal do Rio de Janeiro and diplomacy from the Brazilian Ministry of Foreign Affairs Instituto Rio-Branco and a master’s degree in economics from the University of London.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012 and a member of the board of directors of Cnova since 2014. He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves as a member of the boards of directors of TechnipFMC, plc and of Brookfield Renewable Corporation. Since 2018, he serves on the board of directors of Oi S.A. and in September of that year was elected Chairman. He served as chief executive officer of Unibanco Banco de Investimentos do Brasil S.A., president of BNDES and managing director of Banco UBS – Brasil Banco de Investimento S.A. He served as the chairman of the board of directors of BHP Billiton Brazil and as a member of the board of directors of Petrobras, Centrais Elétricas Brasileiras S.A., Vale, Tele Norte Leste Participações, Alpargatas, and others. He is also president of the board of trustees of the Brazilian Symphony Orchestra Foundation. He holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Mr. Luiz Nelson Guedes de Carvalho Mr. Luiz Nelson Guedes de Carvalho has been the coordinating member of our audit committee since 2014, as the accounting and finance specialist, and an independent member of our board of directors since 2017. He is a Senior Professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade), or FEA, of the Universidade de São Paulo. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC (the Brazilian Accounting Standards entity), and was a representative of the CPC in the Emerging Economies Group of IASB. He is the former chairman of the board of directors of Petrobrás, from September 2015 to December 2018. He is also member of the board of directors and was chair of the audit committee until March 2018 as the accounting and finance specialist of B3 S.A. (formerly BM&FBOVESPA), the self-listed Brazilian Futures and Stock Exchange. At B3 S.A., he was also an independent member of its sustainability committee. Mr. Carvalho is a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis), or Abracicon, and chairs the fiscal council (conselho fiscal) of Fundação Amazonas Sustentável – FAS, an NGO aiming to protect the Amazon rainforest. He is also a trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, FIPECAFI, a not-for-profit academic research organization. He is a co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a litigation expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation Committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN; member of the board of directors of the NGO FAS, where he currently chairs the fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; member of the Financial Crisis Advisory Group set out by the US FASB and the IASB in 2008; the first independent chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the consultative and advisory group of the International Federation of Accountants (Federação Internacional de Contadores – IFAC); vice-director of the Interamerican Accounting Association; member of the board of directors of (a) Banco Nossa Caixa S.A., (b) Caixa Econômica Federal, (c) Banco Bilbao Vizcaya Argentaria Brasil – BBVA, (d) Banco de Crédito Real de Minas Gerais, (e) Grupo ORSA (pulp and paper), (f) Companhia Müller de Bebidas, (g) Vicunha Têxtil S.A., and (h) Banco Fibra S.A.; member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes IAFEI for Central and South Americas and head of banking supervision at the board of directors of the Central Bank and a commissioner at the CVM. Mr. Carvalho holds bachelor’s degrees in economics from FEA and in accounting from Faculdade São Judas Tadeu and master’s and PhD degrees in accounting and controllership from FEA USP.

Executive Officers

The following table sets forth the name, position and year of election of each of our executive officers as of the date of this annual report. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Christophe José Hidalgo(1)	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer	2012	October 25, 1967

Belmiro de Figueiredo Gomes	Officer of Cash and Carry Business	2012	August 11, 1971
Jorge Faiçal	Chief Executive Officer of Multivarejo	2020	December 3, 1974

(1)	Mr. Peter Paul Lorenço Estermann served as our chief executive officer from April 2018 onwards and resigned as our chief executive officer on November 11, 2020 and, since then, Mr. Christophe José Hidalgo has, among his other functions, been appointed as our interim chief executive officer

Mr. Christophe José Hidalgo has served as our chief financial officer since 2012, and as our chief financial officer and investor relations officer since April 2020. He has also been our corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito Group from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

Mr. Belmiro de Figueiredo Gomes has been our officer of cash and carry business since 2012. Mr. Gomes joined us in 2010. He has also served as a commercial executive officer and worked in several areas of Atacadão for 22 years. In 2007, he coordinated the purchase of Atacadão by Carrefour.

Mr. Jorge Faiçal has been the chief executive officer of Multivarejo since April 2020. Mr. Faiçal has been a member of our digital transformation committee since April 2020. Mr. Faiçal has over 25 years of professional experience, of which he has been working within our group for 12 years. Mr. Faiçal holds a bachelor’s degree in communication and advertising and has completed specialization courses in administration and product management and business from Fundação Armando Alvares Penteado - FAAP and Fundação Getúlio Vargas – FGV, respectively.

6B.          Compensation

For the year ended December 31, 2019, the aggregate compensation expense for the directors, executive officers and members of the committees of CBD was R$102,484 million, of which R$77,107 million was paid in cash. The executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. According to the CVM, listed companies are required to publicly disclose the lowest, highest and average individual compensation paid to directors, executive officers and members of the fiscal council.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees, and engaged the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. The Company provides monthly contributions on behalf of its employees based on services rendered to the Company. Contributions made by the Company in the year ended December 31, 2019, amounted to R$0.8 million and employees’ contributions amounted to R$0.8 million with six participants.

We have established a profit-sharing plan for our management, including our executive officers. The plan and its rules have been approved by our board of directors, but is not applicable to them. Under the terms of the plan, each member of our management (including executive officers) who is a beneficiary of the plan is assigned annually a base amount for computation of payments under the profit-sharing plan. The individual amount of the profit-sharing payment is based on (i) the consolidated results of the Company, (ii) the results of the business segment or the department, as the case may be and to which the individual belongs, and (iii) the individual’s performance. The final amount is determined by multiplying the individual amount by an index applicable to all participants. This index depends on our operating performance.

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2018, 2019 and 2020 (Expected)

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2018:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.33	5.42	3.00	19.75
Number of compensated members	12.33	5.42	1.00	18.75
Fixed annual compensation	9,376,179	37,267,214	228,000.00	46,871,393
Benefits	1,640,961	2,315,308	-	3,956,269
Variable compensation
Profit sharing	-	15,082,579	-	15,082,579
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,239,187	3,112,563	-	4,351,750
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	-	29,267,000	-	29,267,000
Total compensation	12,256,327	87,044,666	228,000.00	99,528,993

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2019:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	12.50	4.67	0.00	17.17
Number of compensated members	11.50	4.67	0.00	16.17
Fixed annual compensation	33,904,697	30,259,546	-	64,164,243
Benefits	2,393,698	1,460,882	-	3,854,580
Variable compensation
Profit sharing	-	12,942,572	-	12,942,572
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,908,226	1,652,413	-	3,560,639
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	2,366,277	15,595,555	-	17,961,832
Total compensation	40,572,897	61,910,968	0.00	102,483,865

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2020:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	14.00	6.00	0.00	20.00
Number of compensated members	13.00	6.00	0.00	19.00
Fixed annual compensation	63,356,411	37,130,050	-	100,486,462
Benefits	2,507,447	1,677,345	-	4,184,792
82

Variable compensation
Profit sharing	-	11,175,170	-	11,175,170
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	2,062,736	2,060,388	-	4,123,124
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	7,075,225	14,200,983	-	21,276,208
Total compensation	75,001,819	66,243,937	0.00	141,245,756

Variable Compensation for 2018, 2019 and 2020 (Expected)

Below we present the variable compensation of our executive officers paid in 2018 and 2019 and expected to be paid for 2020.

2018	Executive officers
(In R$, when applicable)
Number of members	5.42
Number of compensated members	5.42
Profit sharing
Minimum expected amount	0
Maximum expected amount	29,976,392
Expected amount – goals achieved	14,988,196
Amount actually recognized	15,082,580
2019	Executive officers
(In R$, when applicable)
Number of members	5.67
Number of compensated members	5.67
Profit sharing
Minimum expected amount	0
Maximum expected amount	28,981,131
Expected amount – goals achieved	14,490,566
Amount actually recognized	12,942,572
2020	Executive officers
(In R$, when applicable)
Number of members	6.00
Number of compensated members	6.00
Profit sharing
Minimum expected amount	0
Maximum expected amount	22,350,340
Expected amount – goals achieved	11,175,170

Employee Stock Option Plans

At an extraordinary general shareholders’ meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a new stock option plan, or our New Stock Option Plan, and (ii) create a compensation plan for employees based on stock options, or our Compensation Plan. Our New Stock Option Plan and our Compensation Plan originally granted options to purchase preferred shares (which were recently converted into common shares), including to members of our board of directors. The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at the annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of our preferred shares into common shares, as a result of our migration to the Novo Mercado listing segment of B3, as approved by our shareholders on December 31, 2019. Accordingly, as of December 31, 2019, our New Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of our board of directors.

General Terms and Conditions

New Stock Option Plan

Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our New Stock Option Plan is designated with a serial number beginning with the letter “C.” As of December 31, 2019, the outstanding series of stock options under our New Stock Option Plan were Series C4, C5 and C6.

       Our employees and executive managers, as well as the employees and executive managers of our subsidiaries, who are considered “key executives,” are eligible to participate in our New Stock Option Plan, subject to the approval of the human resources and compensation committee. Participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2019, the outstanding series of stock options under our Compensation Plan were Series B4, B5 and B6.

Our employees and executive managers, as well as the employees and executive managers of our subsidiaries, who are considered “key executives,” are eligible to participate in our Compensation Plan, subject to the approval of the human resources and compensation committee. Participation in our Compensation Plan is independent of other forms of compensation, such as wages and benefits.

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

Maximum Number of Shares and Options

The total aggregate number of options that may be granted under each of our New Stock Option Plan and our Compensation Plan, must not exceed 2% of the total number of common shares issued by our Company, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

Exercise Price

The exercise price per common share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under the New Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the common shares issued by the Company, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources and compensation committee, in which the options are granted.

Vesting

In general, the stock options granted under the New Stock Option Plan will vest beginning in the 37th month, following the granting of the stock options.

The options granted under the Stock Option Plans may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the New Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of the shares. There is no such transfer restriction for the Compensation Plan.

Outstanding Stock Options

The charts below detail the outstanding stock options for the members of our senior management, as of December 31, 2019.

Number of members that benefit from the stock option plan:

			As of December 31, 2019
				Number of options (in thousands)

In relation to each option grant:	Series B4	Series C4	Series B5	Series C5	Series B6	Series C6
Grant date	05/31/2017	05/31/2017	05/31/2018	05/31/2018	05/31/2019	05/31/2019
Number of options granted (in number of shares)	43.302	79.605	163.483	258.361	232.409	129.305
Deadline for the options to become exercisable	05/31/2020	05/31/2020	05/31/2021	05/31/2021	05/31/2022	05/31/2022
Deadline for the exercise of the options	11/30/2020	11/30/2020	11/30/2021	11/30/2021	11/30/2022	11/30/2022
Period of restriction to the transfer of the shares	n.a.	180 days	n.a.	180 days	n.a.	180 days
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	56.78	0.01	62.61	0.01	70.62
Lost during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Exercised during the year (R$ per share)	0.01	56.78	0.01	62.61	0.01	70.62
Expired during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Fair value of the options on the grant date (in R$ per share)	68.97	30.74	78.52	35.66	82.39	31.50
Potential dilution in case of exercise of the options	0.02%	0.04%	0.06%	0.10%	0.09%	0.05%

Stock Options Exercised and Shares Delivered

In 2019, 333,658 stock options were exercised by certain members of our senior management and 287,780 shares were delivered to certain members of our senior management. As of October 30, 2020, 74,862 stock options were exercised by certain members of our senior management and 62,954 shares were delivered to certain members of our senior management.

We recognized share-based payment expenses of R$17,962 million, R$29,267 million and R$24,405 million in our consolidated financial statements in 2019, 2018 and 2017, respectively. These amounts included the amounts related to accelerated vesting of certain stock options.

Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2017

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	In R$ (thousands), when applicable
Number of members	16.08	6.75	2.00
Number of compensated members	15.08	6.75	2.00
Highest compensation (R$)(1)	617,700	49,727,847	152,000
Lowest compensation (R$)(2)	180,000	1,552,035	152,000
Average compensation	384,444	13,024,219	228,000

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	In R$ (thousands), when applicable
Number of members	13.33	5.42	1.00
Number of compensated members	12.33	5.42	1.00
Highest compensation (R$)(1)	6,380,144	29,525,905	76,000
Lowest compensation (R$)(2)	92,400	1,587,723	76,000
Average compensation	893,282	15,112,012	228,000

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2019

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council(3)
	In R$ (thousands), when applicable
Number of members	12.50	4.67	0.00
Number of compensated members	11.50	4.67	0.00
Highest compensation (R$)(1)	33,222,859	19,668,197	-
Lowest compensation (R$)(2)	176,400	10,512,518	-
Average compensation	3,120,992	10,138,507	-

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months in the year.
(3)	In 2019, we did not install the fiscal council.

Insurance

We maintain officers’ and directors’ liability insurance with a certain limit, covering all of our administrators against damages attributed to them in the good faith exercise of their functions. The policy is automatically extended to the management of our subsidiaries.

6C.          Board Practices

According to our bylaws and the internal regulation of the board of directors, the board shall consist of seven to nine members, elected and removable by the annual shareholders’ meeting. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors shall have a Chairman and up to two Vice-Chairman, all appointed by the annual shareholders’ meeting. The board of directors shall ordinarily meet at least six times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan, and shall extraordinarily meet whenever necessary.

Our board of directors is comprised of nine members elected by our shareholders, with three of those being independent directors. The term of office of all of our directors will expire in the 2022 annual shareholder´s meeting which will approve the financial statements of the fiscal year of 2021. We are managed by our board of directors and by our board of executive officers. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The board of executive officers shall consist of two to 14 members, shareholders or not, resident in Brazil, appointed and removed by the board of directors, being necessarily appointed one Chief Executive Officer, one Investor Relations Executive Officer and the others Vice Executive Officers and Officers. As of December 31, 2019, our board of executive officers was composed of four members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

       Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On April 30, 2020, our directors elected our executive officers. The term of all executive officers expires on the date of the first board of directors meeting after the 2022 annual shareholders’ meeting.

Committees of the Board of Directors

As of the date of this annual report, we have the following five advisory committees: (i) audit committee; (ii) human resources and compensation committee; (iii) financial committee; (iv) corporate governance and sustainability committee; and (v) innovation and digital transformation committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee are appointed by our board of directors and the board of directors also designates the coordinator of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Rule 308, as amended from time to time, adopt a statutory audit committee (comitê de auditoria estatutário). According to CVM Rule 308, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM.

The statutory audit committee holds meetings at least once every three months and its main duties, according to its internal rules, are: to analyze and monitor the quality and integrity of our quarterly information, financial statements and management report, to evaluate the effectiveness and sufficiency of our internal control structure and internal and independent audit processes, to acknowledge and analyze transactions with related parties, to evaluate and monitor our exposure to risk, to propose the appointment of independent auditors as well as their replacement, and to prepare the annual report, to be presented jointly with the financial statements, including, at least, the following information: (i) activities carried out in the period, the results and conclusions reached; (ii) evaluation of the effectiveness of the internal control and risk management systems; (iii) description of the recommendations presented to our management and evidence of their implementation; (iv) evaluation of the effectiveness of the independent and internal audits; (v) evaluation of the quality of the financial, internal control and risk management reports; and (vi) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements.

Our statutory audit committee is composed of at least three and up to five members, of whom at least two must be external and independent and one must be a member of our board of directors and not an executive officer of the Company. Additionally, at least one of the members of the audit committee must have recognized experience in corporate accounting. Members of our statutory audit committee are appointed by our board of directors for a two-year term, re-election being permitted, subject to a maximum of ten years, and must meet certain requirements set forth by our bylaws, the audit committee’s internal regulation and the CVM rules.

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

The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho(1)	Member	2014	July 26, 1957
Gisélia da Silva	Member	2018	December 30, 1961
Luiz Nelson Guedes de Carvalho(1)	Coordinator and Member(2)	2014	November 18, 1945
Renan Bergmann	Member	2018	February 16, 1954

(1)	Independent member of board of directors
(2)	The role of the coordinator of the statutory audit committee is provided for in CVM Instruction No. 509, of November 16, 2011. His responsibilities are to chair the meetings, represent the committee to our administrative bodies and enforce the provisions of the internal regulation.

Mr. Eleazar de Carvalho Filho. Please see “—Item 6A. Directors Senior Management—Board of Directors” for Mr. Carvalho’s biography.

Ms. Gisélia da Silva is the founding partner of GIS DS, a consulting firm specialized in integrity culture and corporate governance models. She is a lawyer, who specialized in corporate law and capital markets. She holds a law degree from the Pontíficia Universidade Católica in the state of Rio Grande do Sul (PUC-RS), an MBA in marketing from Escola Superior de Propaganda e Marketing in the state of São Paulo (ESPM-SP), an L.L.M. degree in corporate law from Insper/SP and a Post-MBA in Advanced Boardroom Program for Women from Saint Paul Business School/SP and the Columbia University of New York. She worked for more than 18 years for the CPFL Energia group, having held the positions of Institutional Relations Advisor, Corporate Law Manager and Advisor of Corporate Governance. She is a member of the Governance Secretariat Committee of the Br5azilian Institute of Corpo4ate Governance (IBGC), as well as an independent member of the Management Committee of the Integra Rating of Governance in Sports. She is also an independent member of the Board of Directors of Eletronorte and Amazonas Geração e Transmissão (Eletrobras Group), as well as a deputy member of the Fiscal Council of SABESP.

Mr. Luiz Nelson Guedes de Carvalho. Please see “—Item 6A. Directors Senior Management—Board of Directors” for Mr. Carvalho’s biography.

Mr. Renan Bergmann holds a bachelor’s degree in chemical engineering from the Federal University of Rio Grande do Sul and a master’s degree in nuclear chemical engineering from the Federal University of Rio de Janeiro (COPPE). He completed the Executive Program at the John E. Anderson Graduate School of Management and the Executive Program “Making Corporate Boards More Effective” at Harvard Business School. He is a member of the board of directors of Fogo de Chão and is a senior advisor to the Rhone Group. He was a member of the board of directors of Rampak of Columbus, Ohio, USA, SLC Participações, FCC Campo Bom - RS, CCRR, Terphane Holdings LLC of Delaware, Almatis B.V. and UTEX of Houston TX. He was an also an advisor to New Globe.

Human Resources and Compensation Committee

          The human resources and compensation committee holds meetings at least once every three months and has the following duties: a) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; b) discussing and recommending an organizational structure model for the Company, to be submitted to the board of directors’ consideration; c) evaluating and recommending to the board of directors policies on management and development of people, as well as guidelines for attracting and retaining talents; d) identifying, both in the Company and in its subsidiaries, potential future leaders and follow up the development of their corresponding careers e) reviewing and discussing the recruitment and hiring methods adopted by us, by taking those used by similar Brazilian companies as a parameter; f) examining the candidates to be elected to the board of directors and to the committees, including external members, based on professional experience, technical qualifications, as well as economic, social and cultural representativeness; g)          examining and recommending to the board of directors the selected candidates for the position of Chief Executive Officer of the Company, as well as the candidates selected by the CEO to hold a position in the Board of Executive Officers; h) reviewing and discussing the compensation policy applicable to our management, recommending to the Board of directors the criteria of compensation, benefits and other programs, including the stock option program; i) reporting periodically to the board of directors its assessment of the applicability and effectiveness of compensation policies adopted by us, in order to assess the effectiveness of these policies in rewarding performance and discriminate against non-satisfactory performance, according to metrics aligned to our strategic goals, as well as to attract and retain talent; j) discussing and suggesting criteria to annually evaluate the performance of our Executive Officers, by taking those used by similar Brazilian companies as a parameter, as well as support the board of directors in the evaluation process, manifesting its recommendations to the individual assessments of our board of directors; and k) performing other duties as may be specified by the board of directors. Our human resources and compensation committee is composed of Arnaud Daniel Charles Walter Joachim Strasser, Luiz Augusto de Castro Neves, Franck-Philippe Georgin and Ronaldo Iabrudi dos Santos Pereira.

Financial Committee

          The financial committee holds meetings at least once every three months and has the following duties: a) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; b) recommending and following up the adoption of the best economic and financial standards and the process of implementation and maintenance of such standards in the Company, suggesting to the board of directors changes, updates and improvements thereto; c) analyzing and reviewing our budget, as well as following up and monitoring the implementation and enforcement thereof; d) analyzing and reviewing the economic and financial feasibility of our investment plans and programs, as well as following up and monitoring the implementation thereof; e)          analyzing, reviewing, and recommending measures and actions for the negotiations of any intra-company loans, merger and acquisition, or any other similar transaction involving the Company or any of its controlled companies; f) following up any of the operations and negotiations mentioned in item (e) above; g) analyzing and reviewing the economic and financial indicators, our cash flow and debt policy, for the purpose of suggesting changes and adjustments whenever it may deem necessary; h) following up and monitoring our average capital structure cost and suggest modifications thereto, whenever it may deem it necessary, as well as evaluating and discussing new funding alternatives for the Company; i)          reviewing and recommending opportunities connected to financing transactions that may improve our capital structure, as well as for analyzing and discussing the working capital needs and its impact on our capital structure; j) assisting both the board of directors and the Board of Executive Officers in analyzing the Brazilian and world economic situations and their potential effects on our financial position, as well as the development of scenarios and trends, evaluating opportunities and risks and defining strategies to be adopted by us as regards its financial policy; k) monitoring the trading patterns of our securities in both the Brazilian and American markets, as well as the opinions of top investment analysts, recommending measures able to contribute in maintaining a healthy and liquid secondary market; and l) performing other duties as may be specified by the board of directors. Our financial committee is currently composed of Eleazar de Carvalho Filho, Arnaud Daniel Charles Walter Joachim Strasser and Luiz Nelson Guedes de Carvalho.

Corporate Governance and Sustainability Committee

The corporate governance and sustainability committee, created on April 27, 2018, is a result of the unification of the former sustainable development committee and corporate governance committee with the intent to provide a systemic management focus on the perpetuity of good corporate governance and sustainability practices. This committee is responsible for guiding and ensuring the adoption of the best corporate governance practices by the Company, monitoring compliance with the requirements of Brazilian corporate law, capital markets law and securities market oversight bodies to which the Company is subject, guiding our strategy and business in terms of sustainability issues, and promoting discussions on sustainable development policies and initiatives at the level of leadership and of the board of directors. In addition, this committee monitors macro-economic indicators in order to promote sustainable development by evaluating critical policies and high impact and sustainable practices, based on economic, environmental and social factors. Our corporate governance and sustainability committee is currently composed of Luiz Augusto Castro Neves, Arnaud Daniel Charles Walter Joachim Strasser, Philippe Alarcon, Helio Mattar and Ronaldo Iabrudi dos Santos Pereira.

We have a Related Party Transactions Policy which requires that such transactions be conducted at arm’s length and in the interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Our corporate governance and sustainability committee is also responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. The statutory audit committee is responsible for overseeing the compliance of the Related Party Transactions Policy.

The Innovation and Digital Transformation Committee

The Innovation and Digital Transformation Committee, aside from ensuring our interests, in the scope of its functions, has the following attributions: (i) suggest changes in its regulation, submitting it to the board of directors for resolution; (ii) recommend and monitor the adoption of best practices of innovation, as well as coordinating the implementation process and maintenance of such practices, as well as the effectiveness of innovation processes, proposing changes, updates and improvements when necessary; (iii) prepare or review periodically, as the case may be, any documents related to innovation of our business, elaborating recommendations for changes, criticisms and suggestions that it deems to be necessary to the board of directors, in order to keep them constantly updated with respect to our innovation practices; (iv) assist the board of directors in the analysis of technological trends and innovations, as well as evaluate our projects, initiatives and investment proposals from the perspective of innovation; (v) opine on any other matters submitted by the board of directors to it, as well as on those that it considers relevant. Our Innovation and Digital Transformation Committee is currently composed of Ronaldo Iabrudi dos Santos Pereira, Peter Estermann, Jorge Faiçal and Paul Sangeet Choudary.

Fiscal Council

According to Brazilian corporate law, the adoption of a fiscal council is voluntary, and it may be on a permanent or temporary basis. On October 18, 2012, our shareholders approved an amendment to our bylaws to grant temporary status to our fiscal council. Under Brazilian corporate law, the fiscal council is an independent body from management and the board of directors, elected by shareholders annually to supervise the activities of board of directors, management and independent auditors. The responsibilities of the fiscal council are set by Brazilian corporate law and encompass the oversight of management’s compliance with the laws and bylaws, the issuance of a report included in the annual and quarterly financial reports and certain matters submitted for shareholders’ approval and the calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings.

Under Brazilian corporate law, the fiscal council may not contain individuals who are members of the board of directors or management, or who are our employees or employees of a controlled company or of a company within our corporate group, or a spouse or relative of any member of our management. In addition, Brazilian corporate law requires that fiscal council members receive compensation of at least 10% of the average amount paid to each executive officer, not including profit sharing and other benefits. Brazilian corporate law requires a fiscal council to be composed of at least three and up to five members and their respective alternates, being one of the members elected by our minority shareholders. According to Brazilian corporate law, the majority of the members of the fiscal council shall be elected by our controlling shareholder.

We did not install a fiscal council for the 2019 fiscal year, since a sufficient number of candidates were not nominated for seats at our shareholders’ meeting held on December 31, 2019.

On April 23, 2020, we installed a fiscal council for the 2020 fiscal year at our shareholders’ meeting held on the same date to serve a term of office that will last until December 31, 2020. Our shareholders elected three members and their respective alternate members. One of the members was elected by our minority shareholders.

The following table sets forth the name and year of election of each of the members of our fiscal council as of the date of this annual report.

Name	Position	Date of Birth
Eric Aversari Martins	Effective member	October 19, 1973
Antonio Sergio Salvador dos Santos	Alternate	June 13, 1967
Líbano Miranda Barroso	Effective member	July 06, 1969
Jerônimo Antunes	Alternate	November 18, 1955
Rafael de Souza Morsch	Effective member	November 27, 1990
Debora de Souza Morsch	Alternate	May 25, 1960

6D.          Employees

As of December 31, 2019, we had 145,506 employees (calculated on a full-time employee equivalent basis) located in Brazil and 44,293 full-time employees located in Colombia, Argentina and Uruguay. In Brazil, in 2019, over 30% of leadership positions were occupied by women and we experienced a 21% increase in the percentage of persons with disabilities, when compared to 2018. Virtually all of our employees, including Éxito Group’s employees, are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, including a retention program for key management. See, “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We may be unable to attract or retain key personnel.” Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2019, 2018 and 2017:

	As of December 31,(1)
	2019(2)	2018	2017
Operational	135,882	90,704	87,544
Administrative	9,624	3,415	3,561
Total	145,506	94,119	91,106

(1)	Based on the average of the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continuing operations in 2018 and 2017.
(2)	The increase in 2019 was a result of Éxito Group’s acquisition. For additional information on Éxito Group’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.”

6E.          Share Ownership

As of October 30, 2020, members of our board of executive officers directly owned an aggregate amount of 269,797 common shares while the members of our board of directors directly held an aggregate amount of 563,805 common shares. As of the same date, none of our executive officers nor directors held, individually, more than 1% of our outstanding common shares. For further information on direct share ownership of our board members, see “Item 7. Major Shareholders and Related Party Transactions—7A. Major Shareholders.” As of October 30, 2020, our management and some of our employees also owned options to purchase an aggregate amount of 1,907,051 common shares at a per-share weighted average purchase price of R$ 35.01. See “—Item 6B. Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance practices of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares. For additional information on our migration to the Novo Mercado listing segment, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization—Novo Mercado.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of October 30, 2020, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Wilkes Participações S.A.(1)	94,019,178	35.04	94,019,178	35.04
Segisor S.A.S.(1)	5,600,050	2.09	5,600,050	2.09
Casino(1)	2	0.00	2	0.00
King LLC(1)	852,000	0.32	852,000	0.32
Geant International B.V.(1)	9,423,742	3.51	9,423,742	3.51
Helicco Participações Ltda.(1)	581,600	0.22	581,600	0.22
BlackRock Inc.	13,396,829	4.99	13,396,829	4.99
Jean-Charles Naouri	1	0.00	1	0.00
Directors and Officers(2)	870,679	0.32	870,679	0.32
Treasury shares	239,060	0.09	239,060	0.09
Others	143,368,426	53.43	143,368,426	53.43
Total	268,351,156	100	268,351,156	100

(1)	Wilkes Participações S.A., Segisor S.A.S., Casino, King LLC, Geant International B.V. and Helicco Participações Ltda. are part of the Casino Group.
(2)	Refers to common shares that our board of director, board of executive officers and fiscal council own directly.

As of November 16, 2020, we had 25,500 record holders in Brazil. On November 16, 2020, 39,943,459 of our common shares were held in the form of ADSs, representing 14.9% of the total of our common shares.

In 2015, our controlling shareholder, the Casino Group, carried out a reorganization of its activities and businesses in Latin America to consolidate its platform in the region and capture synergies. Pursuant to the reorganization, the Casino Group transferred 50% of the shares of our common shares to Éxito Group, corresponding to approximately 18.8% of our total capital stock. Éxito Group was also controlled by the Casino Group and, therefore, after consummation of the transaction, the Casino Group remained as our controlling shareholder.

In connection with this reorganization, Segisor S.A.S. shareholders’ agreement, the Holding Company shareholders’ agreement and CBD shareholders’ agreement were executed on August 20, 2015 with the purpose of setting forth the rules pursuant to which the Casino Group and Éxito Group would exercise control of CBD. As a result of the Holding Company shareholders’ agreement and the CBD shareholders’ agreement, representatives of the Casino Group and Éxito Group on our board of directors used to vote in the same manner and our board had nine members, of whom three were representatives of the Casino Group and three were representatives of Éxito Group.

On June 26, 2019, our board of directors approved the acquisition of Éxito. The proposed transaction comprised (i) the launch of an all-cash tender offer by us to acquire up to all of the shares of Éxito; (ii) the acquisition by Casino of all controlling shares issued by us and held indirectly by Éxito Group for a fair price; and (iii) our migration from Level 1 to the Novo Mercado listing segment of B3 and, consequently, the conversion of all of our preferred shares into common shares. For additional information on the corporate reorganization, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization.”

On September 12, 2019, Casino entered into a purchase agreement with Éxito Group to acquire all shares issued by us and indirectly held by Éxito Group for R$113.00 for each share, corresponding to a total amount, net of debt, of US$1,161 million. The shareholders agreement entered into by and among Éxito Group, Casino and their subsidiaries governing their relationship as our shareholders was terminated and our board members appointed by Éxito Group, Manfred Heinrich Gartz, Carlos Mario Giraldo Moreno and José Gabriel Loaiza Herrera, resigned.

As of November 16, 2020, the Casino Group is the beneficial owner of 41.18% of the total capital stock of CBD.

7B.          Related Party Transactions

From time to time we and our affiliates have entered into transactions with the Casino Group and other related parties in the ordinary course of business on an arm’s length basis, including, but not limited to, loans, consulting agreements, intellectual property license agreements, services agreements for the intermediation and negotiation of third party services and agency agreements.

We have a Related Party Transactions Policy which requires that related party transactions be at arm’s length, according to the usual trading conditions of the market, and in the best interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Until February 14, 2020, our statutory audit committee was responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. As a result of our migration to the Novo Mercado listing segment, the governance and sustainability committee assumed the responsibility of reviewing all of our related party transactions.

In addition, we have also entered into commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in the association agreement between the parties: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services, and that FIC and Company are committed, with each other, to compensate for contingences; and (iii) agreement for sharing information and allow access to the systems for offering services.

Agreements with Casino Group

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014, we entered into a cost sharing agreement with Casino, Euris and Helicco Participações Ltda. (both companies controlled by the Casino Group), pursuant to which we agreed to reimburse them for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development. The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. On August 1, 2016, we also entered into a joinder agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement. For the year ended December 31, 2019, we paid R$61.0 million under the cost sharing agreement.

Agency Agreements

On December 20, 2004, we entered into an agency agreement, amended on February 23, 2017, with Sendas Distribuidora S.A. and Casino International S.A., an affiliate of the Casino Group, to regulate the terms pursuant to which Casino International S.A. renders international retail and trade services to us (i.e., negotiation of commercial services with international suppliers).

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

Cost Reimbursement Agreement

On July 25, 2016, as amended on January 23, 2018 and September 5, 2019, we and Casino entered into an agreement to regulate reimbursement by the Company of expenses incurred by the Company’s French employees related to French social contributions and other benefits granted in the expatriation program which are paid by Casino in France.

Agreements with Éxito Group

Commercial Agreement and Copyright License Agreement

On July 27, 2016, we and Éxito Group entered into an agreement for the implementation of synergy processes for the operations of CBD and Éxito Group. The agreement matures in 2022. The agreement also provides for the granting of trademark and copyright licenses by Distribuidora de Textiles y Confecciones S.A., a company of the Éxito Group, to us. On July 13, 2017, we and Distribuidora de Textiles y Confecciones S.A. entered into a copyright license agreement, which sets forth the royalty payments to be made to Distribuidora de Textiles y Confecciones S.A.

Cost Reimbursement Agreement

On October 22, 2019, we, Éxito Group and Sendas entered into a reimbursement agreement to regulate reimbursement of expenses related to the relocation of employees among Éxito Group, CBD and Assaí to foster the sharing of know-how and experience on certain areas of operation within the companies of the Pão de Açúcar Group. On November 4, 2020, Sendas became a party to this agreement. This agreement has an indefinite period of duration.

As of the date of this annual report, we are in the final stages of entering into a cost sharing agreement with Éxito Grupo providing for the reimbursement of expenses relating to the inclusion of Éxito Group as an user to DocuSign, which is an electronic signature software.

Consultancy Agreement

On May 29, 2020, we and Éxito Group entered into a consultancy agreement providing for the provision of consultancy services to Éxito Group in the areas of management, strategy and planning, financing, human resources, legal, communication and investors relations. This agreement matures on January 1, 2022, and will automatically renew for equal periods of time.

Agreements with Cheftime

Umbrella Agreement

On October 23, 2020, we and Cheftime entered into an umbrella agreement pursuant to which we will grant loans to Cheftime up to the amount of R$24 million. This agreement has an indefinite period of duration.

Cost Reimbursement Agreement

On October 23, 2020, we and Cheftime entered into a reimbursement agreement to regulate reimbursement of expenses related to our provision of human resources services to Cheftime. We do not charge Cheftime for the provision of human resources services. This agreement has an indefinite duration.

Agreements with GY

Energy Efficiency Framework Agreement

On May 8, 2015, as amended in April 06, 2016, December 07, 2018 and December 31, 2019, we entered into an agreement with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation of equipment and rendering of energy efficient solutions services at our Extra and Pão de Açúcar stores. The equipment and the services provided by GY were aimed at reducing the amount of energy used by our stores. We pay as consideration for the equipment an annual amount according to a payment method that is similar to a lease. For the rendering of services, GY is remunerated according to a formula based on the energy savings generated at each store. For the year ended December 31, 2019, we paid R$162.0 million under the energy efficiency framework agreement. The duration of the individual agreements entered into under the framework agreement vary from 2 to 13 years.

Photovoltaic Equipment Lease and Maintenance Agreements

From May 2017 through April 2019, we entered into various agreements with GY, pursuant to which GY provided for the installation and maintenance of photovoltaic equipment at eight of our Assaí stores. These agreements usually have a term of 25 years. For the lease and rendering of services, GY is remunerated according to a formula that is based on the energy savings generated at each store.

Service Agreement

On November 12, 2020, we entered into a service agreement with GY pursuant to which GY will provide oversight and monitoring services to us relating to energy efficiency. This agreement has a term of 120 months for each store where the services are rendered.

Electric Energy Purchase

On December 31, 2019, Sendas Distribuidora S.A. and Greenyellow Serviços e Comercialização de Energia Ltda., or GY Energia, entered into two agreements for the purchase of a total of 275.7 MW of electric energy, for a period of 15 years. On January 7, 2020, this agreement was amended to, among other things, revise the compensation of the parties under the agreement. GY Energia is remunerated on a monthly basis, according to the amount of energy used by Sendas Distribuidora S.A.

Agreement with EMC

On June 6, 2019, we entered into a purchase agreement with Assaí and E.M.C. Distribution Limited, or EMC, a company indirectly controlled by Casino, pursuant to which EMC will perform the importation of non-food and food products (except perishables and wine), on a non-exclusive basis. The agreement has a term of five years, automatically renewable for equal periods of time.

Via Varejo

On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo by means of a block trade over the B3. For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale.”

Since then, we do not control Via Varejo nor have exercised influence over its management or operations, and, as a result, Via Varejo has no longer been a related party of the Company. After the consummation of the sale of all our equity interest in Via Varejo, certain transactions, previously existing between the Company and Via Varejo when Via Varejo was part of the Pão de Açúcar Group, remained in effect.

We have been in discussions with Via Varejo’s management regarding the amicable termination or replacement of the outstanding transactions that we had entered into with Via Varejo while it was still part of the Pão de Açúcar Group.

For information on transactions with Via Varejo, see note 12.3 to our audited consolidated financial statements.

Guarantees

From 2016 through 2018, we entered into guarantee agreements with Via Varejo and its subsidiaries, collectively referred to as the Guarantee Framework Agreements. The agreements provided for a fee based on market terms to be paid by Via Varejo and/or its subsidiaries, as the case may be, to us for having granted the guarantee. We provided guarantees for obligations of Cnova Brazil under financial agreements, lease agreements and commercial agreements. We also provided guarantees for obligations of Via Varejo under lease agreements, commercial agreements, insurance policies and agreements with financial institutions pursuant to which the financial institutions granted a surety to Via Varejo and its subsidiaries.

In addition, the guarantees would remain in effect until all debts were repaid by the relevant obligors (i.e., Via Varejo and/or its subsidiaries, as the case may be) or until the release of the guarantees. If CBD requested the termination of any of the Guarantee Framework Agreements and any of the relevant obligors was unable to replace the guarantees within a 90-day period, (i) the relevant agreement would remain in effect until the guarantee was replaced and (ii) if fees were due to CBD, they would have to be paid to CBD without discounts. Additionally, the agreements indicated in items (i) and (ii) above would be terminated in the event of a change of control of the relevant obligors.

We also granted guarantees for obligations of Via Varejo under operational agreements with maturities and performance terms to be complied by Via Varejo, in an amount of up to R$2.0 billion.

As of the date of this annual report, we are in discussions with Via Varejo’s management to replace the guarantees pursuant to the terms of agreements we entered into with Via Varejo. We are not aware of any contractual non-compliance by Via Varejo and/or its subsidiaries, as the case may be, under the agreements guaranteed by us, nor that amounts related to these obligations have become due and payable.

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

On July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to (i) ascertain the liabilities for losses and damages incurred by Via Varejo and the Klein Family until July 1, 2010; (ii) consolidate the procedures for indemnification of potential losses and damages of Via Varejo and the Klein Family before and after July 1, 2010; and (iii) adjust the guarantees provided by GPA on the lease agreements entered into between Via Varejo and the Klein Family. Pursuant to the terms of that agreement, it was established that (i) Casa Bahia Comercial would pay R$70.2 million to Via Varejo in installments during 2017, adjusted for the SELIC rate, as indemnifying losses incurred until November 8, 2016. This amount was paid in full in 2017; and (ii) Via Varejo would pay a fee to us on an arm’s length basis in connection with corporate guarantees provided by us in respect of the lease agreements entered into by Via Varejo and Casa Bahia Comercial. The parties also agreed on the proceedings to be followed to determinate the liability of each party regarding claims occurred on and after November 8, 2016. On October 24, 2018, we entered into an amendment to the agreement to improve the criteria for determination of the outstanding amount of indemnifiable losses, among other items.

The reimbursement obligations of CBD related to contingencies arising from facts that occurred prior to the acquisition of Globex in 2010 will remain in effect for as long as the legal proceeding that are subject to the reimbursement obligations have not terminated.

For further information, see note 22.4 to our financial statements included elsewhere in this annual report.

Operating Agreement

In August 2016, Via Varejo and Cnova entered into the Cnova Reorganization Agreement related to the reorganization of Cnova Brazil within Via Varejo. After the Cnova Corporate Reorganization in October 2016, Via Varejo became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and ceased to be a shareholder of Cnova. For further information on the Cnova Corporate Reorganization, see “Item 4. Information on the Company—4A. History and Development of the Company––Historical Changes in Our Business.”

On August 8, 2016, CBD and Via Varejo entered into an operating agreement, pursuant to which both parties agreed to integrate the ecommerce and physical stores of the Extra banner. We have the obligation to pay Via Varejo a fixed fee for items that we purchase from suppliers in conjunction with Via Varejo. Via Varejo has the obligation to pay to CBD a fixed fee for the withdrawal of products from our physical stores that were purchased through the websites of the Extra, Ponto Frio and Casas Bahia banners. The use of the Extra banner by Via Varejo was free of charge.

After the consummation of the sale of all of our equity interest in Via Varejo, the only section of the Operating Agreement that remained effective is Via Varejo’s exclusive right to operate the e-commerce of electronic products.

Cost Sharing Agreement

On December 15, 2016, we entered into an agreement, which was subsequently amended on December 10, 2018, with Via Varejo, Cnova Brazil and Sendas Distribuidora S.A., pursuant to which the parties agreed to reimburse each other for the use of administrative activities which are shared among the parties. The agreement was terminated with Via Varejo and remains in effect with respect to Sendas.

Éxito Group

Almacenes Éxito S.A. enters into transactions with its subsidiaries in the ordinary course of business according to market practices.

Tuya

Éxito Group entered into agreements with Tuya, a joint venture between Éxito Group and Grupo Bancolombia, relating to partnership agreements and to the reimbursement of expenses, among other matters. As of December 31, 2019, Tuya recorded revenues of R$21 million.

Puntos Colombia

Éxito Group entered into an agreement with Puntos Colombia, a joint venture between Éxito Group and Banco Colombia, providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services. As of December 31, 2019, Puntos Colombia recorded an expense of R$13 million.

For further information regarding our related party transactions, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2019	2018
	(in millions of R$)

Tax claims(1)	841	828
Labor claims	319	291
Civil and other claims	145	116
Total accrued liabilities for legal proceedings	1,305	1,235

(1)	Includes tax claims related PIS and COFINS.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms, was 7.00% on December 31, 2017, 6.50% on December 31, 2018 and 4.50% on December 31, 2019, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

Taxes and Other

We have tax claims that were deemed probable losses by our legal counsel, including: (i) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP; (ii) a disagreement with the Finance Department of the Brazilian federal government regarding the ICMS tax rate calculated on electricity bills; (iii) undue credit; (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) other less relevant issues. The amount we provisioned for these matters as of December 31, 2019, was R$345 million (R$340 million as of December 31, 2018).

On October 16, 2014, the STF decided that the taxpayers whose trade products were included in the “basic consumer products basket” have no right to fully use their ICMS credits. We, with the aid of our legal advisors, evaluated and recorded a provision for this matter amounting to R$50 million as of December 31, 2019 (R$92 million as of December 31, 2018), since this claim is considered a probable loss. On May 9, 2019, the STF upheld their previous understanding and ruled against us. This court decision did not have an adverse effect on our financial information, since we had a provision recorded in the full amount.

Additionally, we are party to some proceedings before the São Paulo state tax authorities which discuss accessory state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$268 million as of December 31, 2019 (R$221 million as of December 31, 2018) representing the estimate of probable loss evaluated by management on these proceedings.

We discussed in court our eligibility to not pay Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, contributions, as provided by Supplementary Law 110/01. As of December 31, 2019, the accrued amount was R$96 million (R$88 million as of December 31, 2018).

Éxito Group and its subsidiaries are parties to legal proceedings relating to value added tax, property tax and industry. As of December 31, 2019, the amount under discussion totaled R$78 million.

For further information on our tax-related claims, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

PIS and COFINS Taxes

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

The provisioned amount related to discussions regarding PIS and COFINS, which includes challenges to tax offsets and other small amounts, as of December 31, 2019, was R$4.0 million (R$86 million as of December 31, 2018).

Exclusion of ICMS from the Calculation Basis of PIS and COFINS

We and some of our subsidiaries filed lawsuits challenging the calculation of PIS and COFINS. On March 15, 2017, the Brazilian Supreme Court, or STF, ruled that ICMS should be excluded from the calculation basis of PIS and COFINS, in accordance with the thesis we presented to the court. Based on this decision (which was still subject to appeals) and on the legal opinion of our advisors, we believe that a disbursement of cash related to the values not paid in previous periods is not probable. As a result, we reversed the provision of R$117 million in 2017. Certain of our subsidiaries already had final and unappealable decisions pursuant to the court ruling described above.

Since the judgment of the STF, on March 15, 2017, the procedural steps were in line with what our legal advisors anticipated. Therefore, there were no changes in our management’s judgment regarding the reversal of the provision for lawsuits on this subject.

The prosecution has filed an appeal (Embargos de Declaração) to this decision and such appeal is still pending judgment. The Company and its external legal counsel estimate that the final decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company. Nevertheless, the elements which are still pending a final decision do not allow us to recognize the asset related to the tax credits since the original claim began in 2003. In 2019, the subsidiaries that had the final and unappealable decision recorded a tax credit in the amount of R$382 million, of which R$198 million was recorded in the financial result. On October 29, 2020, we obtained a favorable final non-appealable court decision recognizing our right to receive tax credits for the food retail segment in the amount of R$1,184 million, equivalent to principal amount plus adjustments. To be able to use this credit, we will need to file certain administrative proceedings with the Brazilian Federal Revenue Service. We expect to realize this credit within the next five years. We also expect to receive additional tax credits in the estimated amount of R$117 million relating to Sendas.

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2019, we recorded a provision of R$319 million (R$291 million as of December 31, 2018) referring to lawsuits whose risk of loss was considered probable.

Management, assisted by legal counsel, evaluates these claims recording provisions for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.

Éxito Group and its subsidiaries are parties in labor legal proceedings mainly relating to pension plans, salary adjustments, indemnification claims and collective matters. As of December 31, 2019, the amount under discussion under these legal proceedings totaled R$10.8 million.

Civil, Regulatory and Other Claims

We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

●	We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2019, the provision for these lawsuits was R$68 million (R$49 million December 31, 2018) to which there are no judicial deposits.
●	We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. As of December 31, 2019, we had provisions for these lawsuits in the amount R$24 million.

Éxito Group is a party to civil lawsuits relating to challenges to lease agreements, among others. As of December 31, 2019, the amount under discussion was R$17 million.

As of December 31, 2019, including the lawsuits mentioned above, we had provisions for civil claims in the amount of R$145 million (R$116 million as of December 31, 2018).

Other Contingent Liabilities for Which There Are No Provisions

As of December 31, 2019, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings. See note 22.4 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, credits related to taxes on industrialized products (Imposto Sobre Produtos Industrializados), or IPI, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU. As of December 31, 2019, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$10,829 million (R$10,158 million as of December 31, 2018).

Globex (which later changed its corporate name to Via Varejo) is a defendant in tax legal proceeding relating to ICMS, PIS and CONFINS discussions, among others. As per the terms of the public auction to acquire Globex’s shares in 2009, we are liable for the losses relating to the legal proceedings of Globex prior to its acquisition by Via Varejo. In June 14, 2019, we sold all of our equity interest in Via Varejo, however, we remain liable for these legal proceedings. For additional information on the transactions with Via Varejo that remained in effect, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via Varejo.” As of December 31, 2019, the amount under discussion in this tax proceeding was R$484 million (R$399 million as of December 31, 2018).

Globex (which later changed its corporate name to Via Varejo) was a plaintiff in a writ of mandamus filed against the Brazilian Federal Revenue Service to discuss the recognition of tax credits resulting from the exclusion of ICMS from the PIS and COFINS calculation basis. On May 19, 2020, Via Varejo obtained a final favorable decision under this writ of mandamus. According to an agreement we have in place with Via Varejo, among others, we are entitled to receive from Via Varejo part of the credits they will receive as a result of this favorable decision. In 2020, we recognized a credit in the amount of R$231 million, of which the related gain was recognized as net result of discontinued operations. We believe we are entitled to an outstanding amount of R$277 million, which is subject to certain adjustments and confirmation by Via Varejo.

          We are also party to other tax legal proceedings, including claims relating to the improper deduction of goodwill amortization. Pursuant to agreements we entered into with certain of our former and current shareholders, we believe we are entitled to receive an indemnification, which, as of December 31, 2019, we estimated to be in the amount of R$1,409 million.

On August 21, 2020, the STF ruled that the payment of IPI is constitutional when the products to be sold in the local market are imported. Additionally, on August 28, 2020, the STF also ruled that of the payment of Christmas bonus (decimo terceiro salário) to employees is subject to social security contributions. We have been following the development of these rulings, and based on the opinion of our legal advisors, we concluded that we do not need to record a provision.

Other Legal Proceedings

We are party to certain administrative proceedings and lawsuits related to civil and consumer protection matters with a possible chance of loss, for which we have not recorded a provision. As of December 31, 2019, the total amount under discussion on these legal proceeding was R$403 million (R$513 million as of December 31, 2018).

As of December 31, 2019, Éxito Group and its subsidiaries had outstanding legal proceedings with a possible chance of loss, mainly related to tax matters, for which we have not recorded a provision. As of December, the total amount under discussion under these legal proceeding was R$72 million.

Arbitration

Península

On September 12, 2017, we announced that we received a notice from the Brazil Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusive interest of the quotaholders of Península.

The arbitration proceeding aims to discuss the calculation of rental fees and other operational matters related to lease agreements and contracts which we entered into with Península, during 2005, regarding stores owned by Península. These agreements entitled us to the commercial use of the referred real estate for a period of 20 years, which may be extended for an additional 20-year term, at our exclusive criteria.

The proceeding refers to matters related to the application of these agreements and does not affect the continuity of the leases, which are contractually established. Our management has determined, based on the opinion of external legal counsel, that the chance of loss is possible. However, the amount of any potential loss cannot be determined with reasonable certainty at this time based on the current stage of the arbitration process.

For further information on the arbitration proceeding related to Península, see note 22.8 to our audited consolidated financial statements included elsewhere in this annual report.

Dividend Policy and Dividends

General

Pursuant to Brazilian corporate law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year to resolve the allocation of the results of operations in any year and the distribution of an annual dividend. Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, (i) a part of the corporation’s net profits as established under its bylaws, subject to a minimum mandatory dividend of at least 25% of the net profits adjusted pursuant to Brazilian corporate law, or (ii) if not provided under such bylaws, an amount equal to 50% of the company’s adjusted net profits calculated according to Brazilian corporate law. Pursuant to Brazilian corporate law, in addition to the mandatory dividend, the board of directors may recommend the payment of interim dividends and payment of dividends from other legally available funds to shareholders. Also pursuant to Brazilian corporate law, a Brazilian company is allowed to suspend the distribution of mandatory dividends in any year in which its management reports at its shareholders’ general meeting that the distribution would be incompatible with the company’s financial condition.

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

In December 2017 and during 2018 and 2019, our board of directors approved payments of interest on equity to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. On June 15, 2020, we paid dividends in the amount of R$155,8 million in order to meet the minimum mandatory dividend for 2019, as required by Brazilian corporate law. According to Brazilian corporate law and our bylaws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting. For further information, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

Dividend Policy and History of Dividend Payments

The following table sets forth the distributions paid to holders of our common shares and preferred shares at the time, since 2017:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares
					(in R$ millions)
2017	Interest on equity	May 25, 2018	0.354066288	0.321878444	91(1)
2017	Interest on equity	December 15, 2017	0.31524139588	0.28658308716	81(1)
2018	Interest on equity	June 12, 2018	0.2910893309	0.2646266644	75(1)
2018	Interest on equity	November 27, 2018	0.446593630	0.405994209	115(1)
2018	Interest on equity	December 13, 2018	0.277404648	0.252186044	71(1)
2018	Interest on equity	May 22, 2019	0.747146155	0.679223778	192(1)
2019	Interest on equity	August 16, 2019	0.142512451	0.129556774	36(1)
2019	Interest on equity	June 15, 2020	N/A	0,582024107	156(1)

(1)	Such amounts represent the estimated gross amount of interest on equity, as certain shareholders are exempt from IRRF.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. For additional information, see “Item 10. Additional Information—10D. Exchange Controls.” The common shares underlying the ADSs are held in Brazil by the Custodian, as agent for the depositary, the registered owner on the records of the Custodian for the common shares underlying the ADSs. As of the date of this annual report, the Custodian of our ADSs is Banco Itaú Corretora de Valores S.A..

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the Custodian on behalf of the depositary, which will then convert the payments from Brazilian reais into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the Custodian is unable to immediately convert the Brazilian reais received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any devaluation of the Brazilian real that occurs before the distributions are converted and remitted. For additional information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us.” Dividends and interest on shareholders’ equity in respect to the shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

8B. Significant Changes

COVID-19

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil and other Latin American countries where we operate, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

As grocery shopping is considered an essential activity, our business operations in Brazil were not adversely affected by the restrictive measures imposed by federal and state governments. As a result of the COVID-19 pandemic, we experienced a temporary increase in sales in our stores in Brazil since people were initially stocking food, in addition to the change in consumption pattern of individuals from restaurants to home meal preparations. Since March 2020, there has been an increase in household consumption, even though the frequency of store visits has decreased due to social distancing guidelines.

On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by federal and state governments as a result of the COVID-19 pandemic, as well as the increased unemployment rate and lower consumer confidence. The restrictions on the movement of people imposed in Colombia were more stringent than in Brazil, and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. According to DANE, as of the end of the nine-month period ended on September 30, 2020, the Colombia GDP decreased by 8.1% when compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 17.8%, mainly as a result of the adverse effects of the COVID-19 pandemic.

The extent to which the coronavirus and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted. The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

For risks relating to COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy, and any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations” and “—Risks Relating to our Industry and Us— The recent global outbreak of novel coronavirus (COVID-19) disease has disrupted and could further disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.” For additional information on the COVID-19 effects to our business, see “Item 5. Operating Results— Current Conditions and Trends in our Industry—COVID-19.”

Sale and Leaseback Agreement

On March 5, 2020, we and Sendas entered into a sale and leaseback agreement with investments funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A., and managed by TRX Gestora de Recursos Ltda., or the Sale and Leaseback Agreement, providing for the sale and leaseback of 43 real estate properties located in the Brazilian states of São Paulo, Rio de Janeiro, Mato Grosso do Sul, Goiás, Bahia, Sergipe, Pernambuco, Piauí and Paraíba and in the Distrito Federal for the total aggregate amount of R$1,245.9 million. The parties will enter into lease agreements relating to each of the real estate properties pursuant to the terms established in the Sale and Leaseback Agreement. We concluded the sale of 39 real estate properties in August 2020. For additional information on the Sale and Leaseback Agreement, see “Item 4. Information on the Company— 4D. Property, Plant and Equipment.”

Spin-off of Our Cash and Carry Business

On September 9, 2020, our board of directors approved the analysis of a potential transaction to separate our cash and carry business through a spin-off of our wholly-owned subsidiary Sendas, which operates under the banner Assaí. The spin-off will be preceded by the transfer of the equity interest currently held by Sendas in Éxito Group to the Company.

For additional information on the spin-off of our cash and carry business, see “Item 4. Information on the Company—Recent Changes in Our Business—Spin-off of the Cash and Carry Business .”

ITEM 9.	THE OFFER AND LISTING

9A.          Offer and Listing Details

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of the B3. For additional information on the conversion of our preferred shares, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in our Business—Latin America Corporate Reorganization—Novo Mercado.” As of March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of B3.

Our preferred shares were traded on B3 under the trading symbol PCAR4 until their conversion into common shares on March 2, 2020. Since then, the trading of our common shares, which were already listed on B3 under the trading symbol PCAR3, began trading in the Novo Mercado listing segment of the B3.

Our common shares in the form of ADSs are traded on the NYSE under the trading symbol “CBD.” Our ADSs commenced trading on the NYSE in May 1997. As a result of our migration to the Novo Mercado listing segment of B3 and the conversion of our preferred shares into common shares, since March 5, 2020, each ADS has represented one common share, without par value. The ADSs are evidenced by ADRs issued by JP Morgan Chase Bank, N.A.

9B.          Plan of Distribution

Not applicable.

9C.          Markets

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the merger of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). The B3 is one of the largest exchanges in the world in terms of market capitalization, the second in the American continent and the leader in Latin America.

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

To better control the excess of volatility in market conditions, B3 has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading day. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, B3 may determine the suspension of the trading session for a certain period to be defined at its sole discretion. The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Trading on B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by Law 6,385, dated December 7, 1976, or the Brazilian Securities Exchange Act, and Brazilian corporate law. The National Monetary Council (Conselho Monetário Nacional), or the CMN, is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian corporate law, a company is either public (companhia aberta), like us, or private (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on B3 or on the Brazilian over-the-counter market. The shares of a company listed on B3 may also be traded privately, subject to certain limitations. To be listed on B3, a company must apply for registration with the CVM and with B3. Trading of securities of a public company on B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or B3.

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

Corporate Governance Practices

In 2000, the BM&FBOVESPA, currently known as B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good corporate governance practices. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

On May 10, 2011, the differentiated Corporate Governance Practices of the Level 1 and 2 and the Novo Mercado rules were amended. The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules. In addition, according to the amended rules, a company’s chief executive officer or major executive officer cannot hold the position of chairman of the board of directors. Board members shall be elected for continuous terms of a maximum of two years, with reelection permitted.

We were listed in the Level 1 listing segment of B3 from March 31, 2003 to February 14, 2020, when we received the formal approval by B3 to migrate to Novo Mercado, the highest level of corporate governance of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of B3. In the U.S. the preferred ADS positions were converted into common ADS positions on March 4, 2020, with a consequently change of CUSIP. On March 5, 2020, NYSE suspended trading of the old CUSIP and trading under new CUSIP began. For additional information on our enrollment in the Novo Mercado, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Recent Changes in Our Business—Latin America Corporate Reorganization—Novo Mercado.”

To be listed on the Novo Mercado segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (i) issue only common shares; (ii) grant tag-along rights to all shareholders in the event of a change in shareholder control. The shareholder acquiring control must hold a public tender offer for the shares of other shareholders, offering the same price per share paid to the controllers; (iii) maintain free float of at least 25% of the company’s total capital stock; (iv) adopt offering procedures that favor a broad shareholder base; (v) comply with minimum quarterly disclosure standards; (vi) follow stricter disclosure policies with respect to securities transactions made by the issuer’s controlling shareholders, board members and officers; (vii) submit any existing shareholders’ agreements and stock option plans to B3; (viii) disclose a schedule of corporate events to shareholders; (ix) prepare annual financial statements including cash flow statements in English and in accordance with international accounting standards, such as U.S. GAAP or the

International Financing Report Accounting Standards (IFRS); (x) adopt exclusively the arbitration rules of B3, in which B3, the Company, the controlling shareholder, administrators and members of the Fiscal Council, if instated, commit to resolve any dispute or controversy related the listing rules through arbitration; (xi) hold public meetings with financial analysts and any other interested parties at least once a year to present information regarding its financial and economic position, projects and prospects; and (xii) if a decision to delist from the Novo Mercado is made, the issuer’s controlling shareholder must hold a public tender offer for the acquisition of all outstanding shares at a minimum price to be established based on an independent appraisal.

Disclosure Requirements

According to Brazilian corporate law and CVM regulations, a public company must submit certain periodic information to the CVM and B3, including financial statements, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts with the CVM and B3.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or events, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

●	establish the concept of a material act or events that gives rise to reporting requirements. Material acts or events include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;
●	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
●	oblige the public company to disclose material acts or facts to the CVM, to B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;
●	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;
●	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;
●	require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and
●	forbid trading on the basis of insider information.

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

10A.          Share Capital

As of December 31, 2019, our subscribed and paid-up capital was represented by 267,997,424 thousands (266,844,908 thousands as of December 31, 2018) of registered shares with no par value, of which 99,679,851 thousands of common shares (99,679,851 thousands as of December 31, 2018) and 168,317,573 in thousands of preferred shares (167,165,057 thousands as of December 31, 2018).

As a result of our migration to the Novo Mercado listing segment of B3, on February 28, 2020, we converted all of our preferred shares into common shares. As of the date of this annual report, our subscribed and paid-up capital is represented by 268,351,567common shares. For additional information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.”

The Company is authorized to increase its capital stock up to the limit of 400,000 thousand shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the board of directors, which will establish the terms and conditions.

10B.          Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our bylaws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which has been filed with the SEC) and to Brazilian corporate law.

Corporation Objects and Purposes

We are a publicly held corporation with our principal place of business and jurisdiction in the city of São Paulo, Brazil, governed by Brazilian laws (including Brazilian corporate law), CVM and SEC regulations and our bylaws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law. Furthermore, we may also engage in a wide range of activities as set forth in article 2 of our bylaws.

Common Shares

On February 14, 2020, B3 approved our migration from the Level 1 to the Novo Mercado listing segment of B3, the highest level of corporate governance of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares. Additionally, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of B3.

Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Interest

on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian corporate law. See “—10B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Preemptive Rights on Increases in Share Capital.”

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

At each annual shareholders’ meeting, our board of executive officers and our board of directors is required to recommend how to allocate our net profit, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian corporate law defines “net profit” for any fiscal year as the net profit of the relevant fiscal year after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profit in that fiscal year pursuant to our profit-sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory Minimum Dividend. Under the Brazilian corporate law and our bylaws, we must allocate a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

•	amounts allocated to the formation of a legal reserve account; and
•	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below). The balance of the reserve accounts, except for the contingency reserve account and unrealized profit reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Under the Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition. The fiscal council, if in place, must issue its opinion in relation to the suspension. In addition, our management must file a justification for such suspension with the CVM within five days from the date of the relevant general shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount must be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds must be paid out as dividends as soon as our financial condition permits.

Legal reserve account. Under the Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian corporate law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed an amount to our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be allocated to the unrealized profit reserve account. Unrealized profit is profit resulting from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

Retained profit reserve. Our shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Distribution of Dividends

Under the Brazilian corporate law and our bylaws, we may pay dividends only from:

•	our “net profit” earned in a given fiscal year, which is our results from the relevant fiscal year, reduced by accumulated losses of prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit-sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian corporate law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared;
•	our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or
•	our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. For these purposes, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized profit reserve account, not including the legal reserve account.

Dividends are generally to be declared at general shareholders’ meetings in accordance with the board of directors’ recommendation. Our board of directors may declare interim dividends to be deducted from the accrued profit recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net profit based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profit earned in the year the interim dividends were paid.

Under the Brazilian corporate law and our bylaws, dividends must be available to the shareholders within 60 days after the date the dividends were declared. The amount is subject to monetary restatement, if so, determined by our board of directors.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This rate applied in calculating interest attributable to shareholders’ equity cannot exceed the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, as determined by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amount of the interest on shareholders’ equity) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves in the beginning of the period with respect to which the payment is made.

Any payment of interest on common shares to shareholders, whether Brazilian residents or not, including holders of the American Depositary Receipts, each representing one common share, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%, or 17% if certain requirements are met or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). See “—10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

Board of Directors

According to Brazilian corporate law, our directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

Our bylaws provide that the shareholders are responsible for determining the global remuneration of the members of our administration bodies. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

The board of directors has the power to authorize the borrowing of funds in amounts in excess of the equivalent to half of our EBITDA.

In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of our assets, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, we are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one Executive Officer and one attorney-in-fact of whom one must always be the chief executive officer; or (iv) an attorney-in-fact duly appointed by two (2) executive officers of whom one must be the chief executive officer.

There is no requirement under Brazilian corporate law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

For a discussion of our board of directors, see “Item 6. Directors, Senior Management and Employees—6A. Directors and Senior Management—Board of Directors” and “Item 6. Directors, Senior Management and Employees—6C. Board Practices.”

Voting Rights

At our shareholders’ meetings, each common share entitles the holder thereof to one vote. Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Allocation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian corporate law. See “—Preemptive Rights on Increases in Share Capital.”

According to the Brazilian corporate law, holders of our common shares that are not controlling shareholders and represent at least 10% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

The Brazilian corporate law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 282, of June 26, 1998, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced from 10% to as low as 5% depending on the value of the company’s capital stock. Taking into consideration our current capital stock, shareholders representing 5% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors.

According to the Brazilian corporate law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;
•	preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “—Preemptive Rights on Increases in Share Capital;”
•	the right to supervise our management in accordance with the provisions of the Brazilian corporate law; and
•	the right to withdraw from the Company in the cases specified in the Brazilian corporate law, which are described under “— Redemption and Withdrawal Rights.”

Shareholders’ Meetings

Pursuant to the Brazilian corporate law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held during the first four months following the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting and to elect the members of our board of directors and fiscal council, as the case may be.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian corporate law, the following actions, among others, may be taken only at a shareholders’ meeting:

●	the amendment of our bylaws;
●	the appointment or removal of members of our board of directors;
●	the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;
●	the approval of annual management’s accounts and our annual financial statements;
●	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (400,000,000 common shares);
●	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
●	the approval of any proposal to change our corporate, amalgamate, merge the Company with or into another company, spin-off or split the Company, or any other form of restructuring of the Company;
●	the approval of any proposal for the dissolution or liquidation of the Company, or for the appointment or replacement of the liquidator;
●	the approval of the accounts of the liquidator; and
●	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Our annual and extraordinary shareholders’ meeting took place on April 23, 2020. The agenda for the meeting included: (i) review of the management’s accounts, as well as examination, discussion and voting of our management report and financial statements for the fiscal year ended December 31, 2019, which were fully approved; (ii) resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2019. We approved the distribution of dividends in the amount of R$155.9 million, which will was paid on June 15, 2020; and (iii) determination of the annual global compensation of the members of our (a) management and (b) fiscal council, in case the shareholders request its installation, which were approved; and (iv) resolve on the proposal to amend Articles 4 and 22 of our bylaws, which was fully approved.

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by any of the Co-Vice Chairmen of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian corporate law, shareholders’ meetings also may be called by:

•	any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;
•	shareholders holding at least five percent of our shares, if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;
111

•	shareholders holding at least five percent of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and
•	our fiscal council, if one is created, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of our shareholders’ meetings

Under the Brazilian corporate law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of Sao Paulo, and in another widely circulated newspaper in the same state, which is currently Folha de São Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

Conditions of Admission to Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the common shares that they intend to vote. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporate officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer or a proxy.

Quorum and Voting at Shareholders’ Meeting

Generally, the Brazilian corporate law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding common shares on the first call and, if that quorum is not reached, any percentage on the second call. If a shareholders’ meeting is called to amend our bylaws, a quorum at that shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding common shares on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

●	reduce the percentage of mandatory dividends;
●	change our corporate purpose;
●	consolidate with or merge the Company with or into another company;
●	spin off a portion of our assets or liabilities;
●	approve our participation in a group of companies (as defined in the Brazilian corporate law);
●	apply for cancellation of any voluntary liquidation;
●	merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and
●	approve our dissolution.
112

Preemptive Rights on Increases in Share Capital

Under Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option plans. A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue. A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise this right, except if otherwise determined by the bylaws or a shareholders’ meeting. This right is negotiable.

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

In the event of a capital increase, which maintains or increases the proportion of capital, holders of ADSs may, under the circumstances described above, exercise preemptive rights to subscribe for newly issued shares. In the event of a capital increase which would reduce the proportion of capital, holders of ADSs may, under the circumstances described above, have preemptive rights to subscribe for shares in proportion to their shareholdings. For risks associated with preemptive rights, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—You might be unable to exercise preemptive rights with respect to the common shares underlying the ADSs.”

Redemption and Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from the Company and to receive the value of their common shares. According to the Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

•	a reduction in the percentage of mandatory dividends;
•	a change in our corporate purposes;
•	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;
•	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;
•	our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;
•	the conversion of the Company to another corporate form; and
•	a spin-off of the Company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian corporate law.

Withdrawal rights may not be exercised in the event of:

•	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;
•	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and
•	our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein,
113

if our shares (1) are “liquid,” which means that they are part of the Ibovespa Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates hold less than 50% of the type or class of shares that are being withdrawn.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (1) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company; (2) a spin-off; or (3) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of this period if we determine that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is adopted more than 60 days after the date of our most recent audited approved balance sheet, a shareholder may request that its shares be valued on the basis of a special balance sheet dated no more than 60 days prior to the date of the adoption of the resolution. In such case, we are obligated to immediately pay 80% of the book value of the shares according to our most recent audited approved balance sheet, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting that gave rise to withdrawal rights.

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book-entry form services with the Custodian, which performs all of the services of safekeeping and transfer of our shares and related services.

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

Other Dispositions

In addition to the provisions already described in this annual report, Brazilian corporate law, our bylaws, and current regulations set forth, among others, that:

i.	upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;
ii.	if provided for in the bylaws, as it is our case, disputes among shareholders will be subject to arbitration;
iii.	upon the occurrence of a tender offer aiming at delisting our Company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares taking into account the total number of outstanding shares;
iv.	members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholders;
114

v.	the chairman of any shareholders’ or board of directors’ meeting may disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

Sale of Control of Our Company

In the event of a sale of our direct or indirect corporate control, through a single or successive transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders in order to assure equal treatment of all shareholders (tag-along right). The tender offer will be subject to the terms and conditions terms set forth under applicable laws and the rules of the Novo Mercado.

Acquisition of a Significant Equity Interest in our Company

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require any person, shareholder or Group of Shareholders (as defined in Article 36 of our bylaws) that acquires, whether through a single transaction or through a series of transactions:

•	direct or indirect ownership more than 25% of our equity interest (excluding treasury shares); or
•	any other shareholders’ rights, including usufructuary enjoyment or establishment of a trust, concerning more than 25% of our equity interest (excluding treasury shares) (each, a Significant Equity Interest);

to, within 30 days from the date of such acquisition, commence a public tender offer to purchase any and all of our outstanding shares in accordance with the regulations of the CVM and B3 and our bylaws. The purchase price offered in the tender offer must be not less than the greater of:

•	the economic value of our company, determined pursuant to Article 36 of our bylaws;
•	the highest price paid by the acquiring person, shareholder or Group of Shareholders during the 12 months prior to the acquisition of the Significant Equity Interest; and

•	125% of the weighted average unit price of the common shares during the period of 120 trading sessions prior to the commencement of the tender offer.

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

as a result of a merger of our company with another company or a merger of shares of another company into our company;

•	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights;
•	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; or
•	in the event of a public offering (including a public offering with restricted selling efforts).

Involuntary increases of equity interest resulting from cancellation of treasury shares, repurchases of shares by our company or capital reductions with cancellation of shares will not be considered in the calculation of a Significant Equity Interest.

The commencement of a public tender offer by the holder of a Significant Equity Interest does not prevent any other person from commencing a competing public tender offer in accordance with applicable regulations.

115

The obligation of the holder of a Significant Equity Interest to commence a public tender offer may be waived in a general shareholders’ meeting by the affirmative vote of a majority of our outstanding shares present in such meeting, excluding shares held by the holder of a Significant Equity Interest. The quorum requirement for a general shareholders’ meeting called to deliberate on such a waiver is a minimum of 2/3 of our outstanding shares, excluding shares held by the holder of a Significant Equity Interest, on first call, and any number of our outstanding shares on a subsequent call.

Arbitration

In accordance with our bylaws, we, our shareholders, directors, officers and members of our fiscal council, effective or alternates, if any, agree to resolve through arbitration before the Market Arbitration Chamber of B3 any disputes or controversies that may arise between us relating to or arising from our status as issuer, shareholders, directors, officers or members of the fiscal council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Brazilian corporate law, in our bylaws, in the regulation issued by the CMN, by the Central Bank of Brazil and by the Brazilian Securities Commission, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

10C.          Material Contracts

Cost Sharing Agreement with Casino Group

For information regarding our cost sharing agreement with the Casino Group, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions––Agreements with Casino Group—Cost Sharing Agreement.”

10D.          Exchange Controls

The ownership of common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law.

The right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Central Bank.

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

This electronic registration was carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the Custodian is able to convert dividends and other distributions, with respect to the common shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, dated as of September 29, 2014, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “—Item 10E. Taxation—Brazilian Tax Considerations”), the investor will also be subject to less favorable tax

116

treatment, even if its registry before the Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “—Item 10E. Taxation—Brazilian Tax Considerations.”

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

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into common shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Rule No. 560. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under CMN Resolution No. 4,373 who are not resident in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “—Item 10E. Taxation—Brazilian Tax Considerations.”

10E.          Taxation

This summary contains a description of the main Brazilian and U.S. federal income tax consequences applicable to the purchase, ownership and disposal of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

This summary is based upon federal tax laws of Brazil and the federal income tax laws of the United States in effect as of the date hereof, which are subject to change and differing interpretations possibly with retroactive effect. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of May 28, 1997, last amended on March 4, 2020, as amended from time to time, or the Deposit Agreement, among us, JP Morgan Chase Bank, N.A., as the depositary and the owners from time to time of ADRs, and any related documents, will be performed in accordance with its terms.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of common shares or ADSs.

Prospective investors are urged to consult their own tax advisors regarding the Brazilian and U.S federal, state and local tax consequences of the purchase, ownership and disposal of our common shares and ADSs.

117

Brazilian Tax Considerations

In General

The following discussion describes the material Brazilian tax consequences relating to the purchase, ownership and disposal of our common shares and our ADSs by Non-Resident Holders.

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is based upon the tax laws of Brazil in effect as of the date of this registration statement, which are subject to change and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil, except if otherwise stated herein.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of our common shares or ADSs.

You are advised to consult your own tax advisor with respect to an investment in our common shares or ADSs in light of your particular investment circumstances.

118

Material Brazilian Tax Consequences for Non-Resident Holders of Our Common Shares and ADSs

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of our common shares or ADSs by a Non-Resident Holder.

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as us, to a Non-Brazilian Holder of common shares or ADSs are currently not subject to withholding income tax, or WHT, in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, or Law No. 11,638, significantly changed the Brazilian corporate caw in order to align Brazilian generally accepted accounting principles with IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law No. 11,638, or IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits, Excess Dividends, should, in the tax authorities’ view and in the specific case of Non-Resident Holders, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT, in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12, 973, in addition to revoking the RTT, introduced a new set of tax rules, or the New Brazilian Tax Regime, including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established that they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Distribution of Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the long term interest rate as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

•	50.0% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
119

•	50.0% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are required to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be proposed by our board of directors and is subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Capital Gains

Sale of Our ADSs

According to Law No. 10,833, dated December 29, 2003, or Law No. 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another Non-Resident Holder or to a Brazilian Resident Holder are subject to taxation in Brazil.

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of ADSs to another Non-Resident Holder. If the ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

Conversion of Our ADS into Our Common Shares

Although there is no clear regulatory guidance, the cancellation of our ADSs and receipt of the underlying common shares should not subject a Non-Resident Holder to Brazilian income tax. Non-Resident Holders may cancel their ADSs, receive the underlying common shares, sell such common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the underlying common shares upon the cancellation of ADSs, a Non-Resident Holder may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described below.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before Brazil’s Central Bank and CVM in accordance with the Central Bank Resolution No. 4,373, as described below.

Sale of Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange are:

•	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder; and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
120

•	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of common shares that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that (A) has registered its investment as a foreign direct investment under Law No. 4,131/62 (a 4,131 Holder; and (B) is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a 4,131 Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Under Brazilian legislation, there are legal grounds to support that the disposition of shares of a Brazilian entity by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to common shares or ADSs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to common shares by the Depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as us, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the common shares redeemed, including common shares underlying ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, the gains realized as a result of the disposal of common shares, including these underlying common ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost. There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

There is no assurance that the current preferential treatment for a Non-Resident Holder of ADSs and a 4,373 Holder of common shares will continue or that it will not change in the future.

Conversion of Common Shares into ADSs

The deposit of common shares into the ADS program and issuance of ADSs may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

•	the average price per common share on the B3 on the day of deposit; or
•	if no common shares were sold on that day, the average price on the B3 during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing: (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008, or Law No. 11,727.

A Low or Nil Taxation Jurisdiction is a country or location that: (1) does not impose taxation on income; (2) imposes income tax at a maximum rate lower than 20.0%; or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of common shares or ADSs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of common shares or ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in common shares and common ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%. Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25.0% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of depositary receipts traded outside of Brazil which underlying common shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate. Any increase in the rate would not apply retroactively.

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common shares or ADSs by a U.S. holder (as defined below) holding such common shares or ADSs as “capital assets” for U.S. federal income tax purposes (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or (the “Code”). This summary is based upon the Code, its legislative history, Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or (the “IRS”), and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all of the material U.S. federal income tax consequences that may be relevant to the holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities or arrangements, U.S. expatriates, investors that own, have owned or are treated as owning, directly, indirectly or constructively 10% or more of the voting power or value of our stock, investors that hold the common shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, “controlled foreign corporations,” certain U.S. holders who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

i.	an individual citizen or resident of the United States;
ii.	a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
iii.	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
123

iv.	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding common shares or ADSs should consult their tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the common shares represented by those ADSs.

Taxation of Distributions

Subject to the passive foreign investment company, or (“PFIC”), rules discussed below, the gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the common shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income. In general, distributions with respect to the common shares or ADSs (which includes (i) distributions of interest on shareholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes and (iii) any additional amounts payable in respect of such withholding taxes, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”), to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common shares or ADSs, and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume that all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Distributions paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If distributions paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss, if any, Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States; (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date; and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Moreover, as discussed below under “—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” we believe that we were not treated as PFIC for U.S. federal income tax purposes in 2019, and do not expect to become a PFIC for our 2020 taxable year. Additionally, dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced that it continues to study and promulgate additional or revised rules pursuant to which holders of ADSs, or stock and intermediaries through whom such securities are held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute foreign source “passive category” income and will be subject to various other limitations for U.S. foreign tax credit purposes. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian income tax imposed or withheld on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to the U.S. foreign tax credit are complex, and U.S. holders of common shares or ADSs are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Deposits and withdrawals of common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gains or losses, if any, realized by a U.S. holder upon a sale, exchange or other taxable disposition of common shares or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in the common shares or ADSs. Such capital gains or losses will be long-term capital gains or losses if at the time of sale, exchange or other taxable disposition the common shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to certain limitations under the Code.

Capital gains or losses, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gains or losses for U.S. foreign tax credit purposes. Consequently, if a Brazilian income tax is imposed on the sale or disposition of common shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax, unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of common shares or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the common shares or ADSs to be considered common shares of a PFIC for our current fiscal year. In general, we will be a PFIC with respect to a U.S. holder if, for any taxable year in which the U.S. holder held ADSs or common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

Further, because the determination of whether the common shares or ADSs constitute common shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as a proportionate interest in the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance (and it is possible that the IRS could reach a contrary conclusion) that the common shares or ADSs will not be considered common shares of a PFIC for any fiscal year. If the common shares or ADSs were common shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC. If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. holder disposes of all or part of its common shares or ADSs.

The special PFIC tax rules with respect to gain and “excess distributions” described above will not apply to a U.S. holder if the U.S. holder makes an election (i) to “mark-to-market” the common shares or ADSs (a “mark-to-market election”) or (ii) to treat us as a “qualified electing fund” (a “QEF election”). The QEF election is not available to holders unless we agree to comply with certain reporting requirements and provide the required annual information statements. Because we currently do not intend to provide this information, holders should assume that the QEF election will not be available to them. The QEF and mark-to-market elections only apply to taxable years in which the U.S. holder’s common shares or ADSs are treated as stock of a PFIC.

A U.S. holder may make a mark-to-market election, if the common shares or ADSs are “regularly traded” on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the NYSE, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the ADSs will be eligible for a mark-to-market election

A U.S. holder that makes a mark-to-market election with respect to its ADSs must include for each taxable year in which the U.S. holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. holder’s adjusted tax basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted tax basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses). These amounts of ordinary income, and any gain recognized on the sale, redemption or other taxable disposition of an ADS with respect to which such an election is in place, will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder’s tax basis in the common shares or ADSs will be adjusted to reflect any income or loss amounts on its annual inclusions. Although a U.S. holder may be eligible to make a mark-to-market election with respect to its common shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse tax consequences described above with respect to any Subsidiary PFICs. U.S. holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to their common shares of ADSs based on their particular circumstances.

A U.S. holder who owns common shares or ADSs during any taxable year in which we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United

States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

U.S. Information Reporting and Backup Withholding

Certain U.S. holders of common shares or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our Company or the proceeds of a sale, exchange or other taxable disposition of common shares or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required; or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by non-U.S. financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in non-U.S. entities.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

10F.          Dividends and Paying Agents

Not applicable.

10G.          Statement by Experts

Not applicable.

10H.          Documents on Display

We are subject to the information requirements of the Exchange Act, pursuant to which we file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E.,

Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains each of our filed reports and information statements. You may also inspect these reports and other information at the offices of the New York Stock Exchange Inc., 120 Broad Street, New York, New York 10005, on which our ADSs are listed.

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

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. See notes 18 and 19 to our audited consolidated financial statements included elsewhere in this annual report for additional information regarding derivative financial instruments and our foreign exchange and interest rate risk.

We have a treasury policy designed to manage financial market risk relating to U.S. dollar, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are effectively then liable for amounts in reais and interest based on the CDI rate. Amounts are normally consummated with the same financial institutions and the same maturity periods. See “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources.”

Éxito Group uses derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports, as well as to hedge against foreign exchange (U.S. dollars) variations on bank loans.

We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating U.S. dollar currency and interest rates. We enter into cross-currency interest rate swaps to protect against U.S. dollar currency exposure. Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends. Our realized and unrealized gains and losses on these contracts are included within “financial income” and “financial expense,” respectively.

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

We are exposed to interest rate volatility with regards to future issuances of debt, foreign currency fluctuations and existing issuances of variable rate debt. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments. Among other facilities, we also use bank loans to meet our financing requirements, including loans denominated in U.S. dollars and swapped to obligations in reais accruing interest based on the CDI rate.

Éxito Group also uses bank loans to meet their financing requirements, usually denominated in Colombian pesos accruing interested based on the reference bank index in Colombia, or IBR.

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2019.

	Expected Maturity Date
	As of December 31, 2019
	2020	2021	2022	2023	2024	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks denominated in reais(1)	3,358	-	-	-	-	-	3,358	-	3,358
Cash equivalents denominated in reais(2)	4,596	-	-	-	-	-	4,596	-	4,596	89.94% of CDI
Total cash and cash equivalents	7,954	-	-	-	-	-	7,954	-	7,954

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(3)	831	-	-	-	-	-	831	-	831	(101.87% of CDI) + (3.14% per year USD)
Floating rate, denominated in Colombian pesos(4)	270	23	22	-	-	-	315	(1)	314	(IBR 3M+2%)
Floating rate, denominated in reais	24	13	13	512	180	353	1,095	(22)	1,073	(122.48% of CDI) + (TR + 9.98% per year)
Floating rate, denominated in reais	8	8	8	3	-	-	27	-	22	(4.01% per year)
Total loans and financing	1,133	44	43	515	180	353	2,268	(23)	2,240
Debentures floating rate, denominated in reais	2,322	3,552	3,401	2,258	206	206	11,945	(82)	11,173	(129.34% of CDI)
Total liabilities	3,455	3,596	3,444	2,773	386	559	14,213	(105)	13,413

(1)	Cash and banks include Éxito Group’s facilities in Argentina, Uruguay and Colombia in the amount of (i) R$73 million, (ii) R$254 million and (iii) 2,698 million, respectively, as well as our funds invested in the United States in U.S. dollars in the amount of R$84 million.
(2)	Cash equivalents include Éxito Group’s cash equivalents in Argentina, Uruguay and Colombia in the amount of (i) R$20 million, (ii) R$4 million and (iii) 101 million, respectively
(3)	Originally U.S. dollar-denominated and swapped to CDI.
(4)	Refers to Éxito Group loans and financing.
129

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2019	2018	2017
CDI(1)	6.0%	6.4%	9.9%
TJLP(2)	5.6%	7.0%	7.0%

(1)	Annualized rate at the end of each period.
(2)	Reference rate at the end of each period.

We have not experienced, and we do not expect to experience, difficulty in obtaining financing or refinancing existing debt. See “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources” for a discussion of our credit agreements.

Exchange Rate Risk

We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. We are principally exposed to fluctuations of the exchange rate with the U.S. dollar and the Colombian pesos. For more information see, “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us” and “—The political and economic conditions of the countries in which we operate may adversely affect us.”

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar and the Colombian pesos. Foreign currency-denominated liabilities as of December 31, 2019, included debt denominated mainly in U.S. dollars and Colombian pesos. Our net foreign currency exposure to U.S. dollars (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was R$15 million as of December 31, 2019, compared to R$76 million as of December 31, 2018 and R$7 million as of December 31, 2017. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar denominated debt. We do not use cross-currency interest rate swaps to hedge our exposure arising from our Colombian pesos denominated debt.

Éxito Group uses derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports, as well as to hedge against foreign exchange variations (U.S. dollars) on bank loans.

The table below provides information on our debt outstanding as of December 31, 2019:

	Expected Maturity Date
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	831	-	-	-	-	-	831	831
Colombian pesos(2)	270	22	22	-			314	314
Reais	28	16	17	511	176	352	1,100	1,095
Total loans and financing	1,129	38	39	511	176	352	2,245	2,240
Debentures and promissory note in reais	2,287	3,526	3,386	2,252	206	206	11,863	11,173
Total Debentures	2,287	3,526	3,386	2,252	206	206	11,863	11,173
(1)	Originally U.S. dollar-denominated and swapped to CDI.
(2)	Refers to Éxito Group loans and financing.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate U.S. dollar currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See note 18 to our audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2019, the originally U.S. dollar-denominated debt of R$1,145 million and R$767 million as of December 31, 2018, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2020	2020	2021	2022	2023	Thereafter	Total	Fair Value of Assets (Liabilities)	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
U.S. dollars to reais	846	-	-	-	-	-	846	846	(118.27% over CDI)	(USD + 3.14% per year)

Credit Risk

Cash and cash equivalents: in order to minimize our credit risk, we adopt investment policies at financial institutions approved by our Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

Accounts receivable: large portion of the sales in our stores are paid with credit cards. Sales to customers using credit cards accounted for 39.9%, 40.3% and 38.2% of the consolidated net operating revenue in 2019, 2018 and 2017 for our food retail and cash and carry segments, respectively. Credit risks related to credit card accounts receivable is minimized by the fact that we sell these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of credit card receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets to third parties. Additionally, we monitor the credit risk, mainly with regards to accounts receivable in the form of installment sales, through the background check for the concession of credit to customers and by the periodic analysis of the provision for losses.

Derivative instruments: we also have counterparty risk related to derivative instruments; such risk is mitigated by the transactions carried out according to the policies approved by our governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.          Debt Securities

Not applicable.

12B.          Warrants and Rights

Not applicable.

12C.          Other Securities

Not applicable.

12D.          American Depositary Shares

In the United States, our common shares trade in the form of ADS. The ADSs commenced trading on the NYSE on May 29, 1997.

We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the common shares underlying the ADSs. Holders of ADRs have ADR holder rights.

Fees and Expenses

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing common shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.05 (or less) per ADS	Any cash distribution to ADS registered Holders
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

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	Transfer and registration of common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees Incurred Since January 1, 2019

From January 1, 2019, until December 31, 2019, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank for our ADS program during that period, the amount of US$2.94 million for the payment of continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be Paid in the Future

JPMorgan Chase Bank N.A., as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act, is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2015, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, due to material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2019. We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding these material weakness, our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

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

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the receipts and expenditures of the Company are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2019, considering the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Inadequate controls over financial statements closing process

Management controls were insufficient to detect significant deficiencies that in aggregate gave rise to a material weakness in the financial statement closing process. The significant deficiencies identified are related to (i) late filing of this annual report on Form 20-F, (ii) timely accounting conclusion on significant unusual transactions related to acquisitions, (iii) monitoring of the financial information reported by the Company’s subsidiaries; and (iv) insufficient documentation related to the accounting and disclosure aspects associated to the sale of a subsidiary. As a result, certain mitigating actions were taken by management to complete the analysis in time before the closing of the consolidated financial statements as of December 31, 2019 and comparative periods.

Remedial actions

The Company has evaluated the significant deficiencies, aggregated into a material weakness, and has substantially designed and implemented with the support of external advisors and the oversight of the audit committee the appropriate remedial actions to address the material weakness described above. Specifically in relation to monitoring of the financial information reported by the Company’s subsidiaries, we have redesigned and improved the controls, which have already been implemented and are in the process of being tested.

Attestation report of the independent registered accounting firm

Ernst & Young Auditores Independentes S.S., the independent registered certified public accounting firm who audited our consolidated financial statements included in this annual report, has issued a report on the Company’s internal control over financial reporting, which is included elsewhere here in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than those resulting from the implementation of the plan to remediate the material weakness described above and that we implemented in 2020 and will continue to do through the end of the year.

ITEM 16.	[RESERVED]

16A.          Audit Committee Financial Expert

Our board of directors has determined that Luiz Nelson Guedes de Carvalho, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

16B.          Code of Ethics

In 2000, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer, which was last amended by our board of directors on February 6, 2020 to adapt to the Novo Mercado listing segment requirements. This code of ethics of the Company complies with item 5.8 of the new listing regulation for Corporate Governance of Novo Mercado issued by B3 and is available at our website www.gpari.com.br and at www.cvm.gov.br. Information from that website is not incorporated by reference into this document. We will provide to any person without charge a copy of our code of ethics, upon request to our investor relations officer.

A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

16C.          Principal Accountant Fees and Services

Ernst & Young Auditores Independentes S.S. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2018. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2019 and 2018, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2019	2018
	(in millions of R$)
Audit Fees	10.0	7.5
Audit–Related Fees	-	-
Tax Fees	0.0	-
All Other Fees	0.7	-
Total	10.7	7.5

Audit Fees

Audit fees are fees for: (i) the audit of our consolidated financial statements for the year of 2019, the reviews of our quarterly financial information for the year with corresponding audit of our internal control over financial reporting for 2019, which were billed in 2019 and 2020.

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

16D.          Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we are required to comply with Exchange Act Rule 10A-3, which mandates that we either establish an audit committee composed of members of the board of directors that meets specified requirements or rely on an exemption under Exchange Act Rule 10A-3(c)(3), which is the case with our statutory audit committee. In our assessment, in light of the composition of our statutory audit committee, our reliance on the exemption does not materially adversely affect the ability of our statutory audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As a result of our migration to the Novo Mercado listing segment of B3, three shareholders, jointly holders of 6,474 of our preferred shares, exercised their withdrawal right. Therefore, according to article 45 of the Brazilian corporate law, these shareholders received a reimbursement of R$ 41.54 for each share, calculated pursuant to the net equity recorded in our financial statements for the year ended December 31, 2019, included elsewhere in this annual report. On February 10, 2020, we paid the total amount of R$0.3 million to these dissenting shareholders. The preferred shares were converted into common shares and are held in treasury by us. For additional information on our migration to the Novo Mercado listing segment of B3, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Common Shares.”

16F.          Change in Registrant’s Certifying Accountant

Not applicable.

16G.          Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on B3, we are required to comply with the corporate governance standards set forth in Brazilian corporate law and the rules of CVM. The following is a summary of those differences.

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

Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting. Currently, our board of directors consists of nine members elected by our shareholders, of which six are representatives of the Casino Group and three are independent directors.

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

Although we are not required under applicable Brazilian law, we have created a Corporate Governance and Sustainability Committee and a Human Resources and Compensation Committee to improve our corporate governance practices. The Human Resources and Compensation Committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers. For further information on our Human Resources and Compensation Committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual general shareholders’ meeting. On the other hand, the board of directors, through the Human Resources and Compensation Committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the Human Resources and Compensation Committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For further information on our Human Resources and Compensation Committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Compensation Committee.”

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

As a result of our migration to the Novo Mercado, pursuant to the Novo Mercado listing rules, we are required to create and implement an audit committee, which shall be composed of at least one independent member and one member with outstanding knowledge in corporate accounting.

As a foreign private issuer, we chose to rely on an exemption under Exchange Act Rule 10A-3(c)(3). For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Audit Committee.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporate law, shareholders must approve all stock option plans. In addition, any issuance of new common shares that exceeds our authorized share capital is subject to shareholder approval as well. Our board of directors, in its turn, is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected.

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

Code of Business Conduct and Ethics

NYSE rules require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to promptly disclose any waivers of the code for directors or executive officers. Brazilian law has a similar requirement.

We implemented a code of ethics in 2000, as amended in 2016 and 2020, to regulate our employees’ conduct with us and our customers, suppliers, competitors, public agents and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act, NYSE rules and applicable Brazilian law, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2016. For more information about our code of ethics, see “—Item 16B. Code of Ethics.”

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

ITEM 19.	EXHIBITS
Exhibit Number	Description
1.1	English translation of our Estatuto Social (bylaws), as amended.*
2.(a).1	Form of Third Amended and Restated Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, evidencing ADSs representing deposited Shares (defined therein).(1)
2.(a).2	Amended form of ADR (defined therein).(2)
2.(d)	Description of the registrant’s securities registered under Section 12 of the Exchange Act. *
4.(b).1	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(1)
4.(b).2	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(3)
4.(b).3	Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(4)
8.1	List of Subsidiaries. See note 12 to our financial statements for information regarding our subsidiaries.
11.1	Code of Ethics, dated February 6, 2020.*
12.1	Section 302 Certification of the Chief Executive and Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive and Chief Financial Officer.*

(1)	Incorporated herein by reference from Form F-6 Registration Statement under the Securities Act of 1933 filed with the SEC (SEC file No. 333-207667) on October 29, 2015.
(2)	Incorporated herein by reference from Form 424(b)(3) Registration Statement under the Securities Act of 1933 filed with the SEC (SEC file No. 333-207667) on March 4, 2020.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.
(4)	Incorporated herein by reference to our 6-K furnished on August 28, 2015.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Companhia Brasileira
de Distribuição

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm	F-1

Consolidated financial statements

Consolidated Statement of operations and comprehensive income	F-7
Consolidated Balance Sheet	F-8
Consolidated Statement of changes in shareholders’ equity	F-10
Consolidated Statement of cash flows	F-13
Notes to the consolidated financial statements	F-15

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the financial statements of Via Varejo S.A. as of December 31, 2018 and 2017, a former Company’s subsidiary which was disposed of in June 2019, and whose assets, liabilities and operations were presented as discontinued operations as of December 31, 2018 and 2017. Via Varejo S.A.’s total assets constituted 46% and 48% of the Company´s total consolidated assets as of December 31, 2018 and 2017, respectively, and its net income (loss) constituted 10% and 58% of the Company´s consolidated net income for the years ended December 31, 2018 and 2017, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Via Varejo S.A., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 1, 2020 expressed an adverse opinion thereon.

Adoption of IFRS 16 – Leases

As discussed in Note 4.2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 – Leases – using the full retrospective method of adoption. As explained below, auditing the Company’s adoption of IFRS 16 – Leases was a critical audit matter.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of ICMS (State Value Added Tax “VAT”) tax credits
Description of the Matter

As described in Note 10.1 to the consolidated financial statements, at December 31, 2019, the Company had ICMS tax credits for R$ 2,621 million. ICMS tax credits recoverability depends on the future generation of ICMS tax payable.

Auditing the recoverability of ICMS tax credits was specially challenging because the recoverability assessment process is complex and involves significant judgment, including assumptions such as growth rates in the estimation of future ICMS tax payable that could be affected by future market or economic conditions and events.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the recoverability of ICMS tax credits, including controls over management’s projections used in this recoverability assessment and assumptions used by management.

To test the recoverability of the ICMS tax credits, our audit procedures included, among others, evaluating significant assumptions used by management; testing the completeness and accuracy of the underlying data supporting the significant assumptions used by the Company on its recoverability assessment; involving our tax professionals to evaluate the application of tax laws and special tax regimes used in the Company’s ICMS tax credits annual recoverability assessment. We also evaluated the consolidated financial statements disclosures included in Note 10.1

Description of the Matter

Tax claims with a probability of loss assessed as possible

As described in Note 22.4 to the consolidated financial statements, the Company is party to a significant number of administrative and legal proceedings arising from various tax claims totaling R$ 10,829 million for which no provision was recorded as of December 31, 2019, as the probability of loss was assessed as possible based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in the court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

Auditing management’s assessment of the probability of a loss on tax claims is complex, highly judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the Brazilian tax authorities.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in the court.

To test the Company’s assessment of the probability of a loss on tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits and in evaluating legal opinions or other third-party advice obtained by the Company; independently corresponding with certain key external tax and legal advisers of the Company; evaluating the Company’s assessment using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We also evaluated the consolidated financial statements disclosures included in Note 22.4.

Description of the Matter

First-time adoption of IFRS 16 – Leases

As discussed above and in Note 4.2 to the consolidated financial statements, the Company adopted IFRS 16 - Leases using the full retrospective method of adoption. Upon adoption the Company recognized right of use (ROU) assets and lease liabilities for R$ 3,935 million and R$ 4,888 million, respectively, as of January 1, 2017 opening balance sheet.

The adoption of IFRS 16 required significant judgment by management in estimating the incremental borrowing rate (IBR) used to discount the lease liability, and the lease term, which are key assumptions used to measure the ROU assets and the lease liability. Changes in these assumptions can have a significant impact on the amounts recognized by the Company.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls implemented by the Company over the process related to the adoption of IFRS 16, including controls around the identification of leases, the accuracy of inputs in the determination of assets and liabilities and the estimation of the IBR.

To test the adoption of IFRS 16, our audit procedures included, among other things, assessing the Company’s accounting policy for determining the lease term and involving our valuation specialists to assist in evaluating the assumptions and criteria used by the Company to determine the IBR; selecting lease contracts to test the accuracy of determination of the ROU assets and lease liability with the corresponding contractual data and testing the completeness and accuracy of the underlying data used by the Company in those calculations. We also evaluated the consolidated financial statements disclosures included in Note 4.2.

Description of the Matter

Accounting for acquisitions – Almacenes Éxito S.A.

As described in Note 13 to the consolidated financial statements, on November 27, 2019, the Company completed its acquisition of Almacenes Éxito S.A. (“Éxito”) for a net consideration of R$ 9,371 million. The transaction was accounted for as a business combination and resulted in the recognition of R$ 165 million goodwill.

Auditing the Company's accounting for the acquisition of Éxito was complex due to the significant estimation and judgement involved in the Company’s determination of the fair value of separately identifiable intangible and tangible assets which principally consisted of tradenames, brands, stores, land and investment property. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The Company used discounted cash flow models to measure the fair value of intangible and tangible assets. The significant assumptions used to estimate their value included discount rates and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates and market share). These significant assumptions are forward looking and could be affected by future economic and market events and conditions.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting for the business combination and over the determination of the purchase price allocation. We considered the results of our tests of controls in our other audit procedures.

To test the acquisition of Éxito, our audit procedures included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company's valuation specialist, and testing the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. Specifically, when assessing the key assumptions, we focused on discount rates, revenue growth rates and market share assumptions. We also evaluated the consolidated financial statements disclosures included in Note 13.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

São Paulo, Brazil

December 1, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on Internal Control over Financial Reporting

We have audited Companhia Brasileira de Distribuição’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Companhia Brasileira de Distribuição (the Company) has not maintained effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified material weakness in controls related to the financial statement closing process.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Almacenes Éxito S.A., which is included in the 2019 consolidated financial statements of the Company and constituted 38% and 38% of total and net assets as of December 31, 2019 and 4% and 17% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Almacenes Éxito S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated December 1, 2020, which expressed an unqualified opinion thereon.

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

December 1, 2020

Companhia Brasileira de Distribuição

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Note	2019	2018	2017
			Restated (Note 4.2)	Restated (Note 4.2)
Continued operations
Net operating revenue	26	56,635	49,388	44,634
Cost of sales	27	(44,445)	(37,779)	(33,585)
Gross profit		12,190	11,609	11,049
Operating expenses, net
Selling expenses	27	(7,431)	(6,553)	(6,323)
General and administrative expenses	27	(923)	(1,049)	(1,026)
Depreciation and amortization		(1,413)	(1,202)	(1,117)
Other operating expenses, net	28	(459)	(203)	(576)
		(10,226)	(9,007)	(9,042)
Profit from continued operations before net financial expenses and share of profit (loss) of associates		1,964	2,602	2,007

Financial expenses, net	29	(1,206)	(1,061)	(1,295)
Share of profit (loss) of associates	12	2	28	(93)

Income before income tax and social contribution		760	1,569	619

Income tax and social contribution	21	(272)	(413)	(262)

Net income for the year from continuing operations		488	1,156	357
Net income for the year from discontinued operations		348	128	500
Net income for the year		836	1,284	857

Other comprehensive income for the year
-Items that may be subsequently reclassified to the statement of operations in subsequent periods:
Foreign currency translation		214	(26)	(20)
Fair value of trade receivable and derivatives		(10)	17	(18)
Income taxes related to other comprehensive income		16	-	3
-Items that will not be reclassified to the statement of operations in subsequent periods:
Other comprehensive income		(2)	-	(1)
Other comprehensive income (loss) for the year, net of income tax		218	(9)	(36)
Total comprehensive income for the year		1,054	1,275	821

Net income for the year attributable to:
Controlling shareholders from continuing operations		478	1,156	357
Controlling shareholders from discontinuing operations		312	(7)	150
Total of controlling shareholders		790	1,149	507

Non-controlling interest - Continuing Operations		10	-	-
Non-controlling shareholders from- discontinued operations		36	135	350
Total of non-controlling from shareholders		46	135	350

Total comprehensive income attributable to:
Controlling shareholders		945	1,132	478
Non-controlling shareholders		109	143	343
		1,054	1,275	821

Earnings per share (R$/share) – controlling shareholders’	30
Basic
Common – continuing and discontinued operations		2.95804	4.31209	1.90551
Common – continuing operations		1.78980	4.33836	1.34175

Diluted
Common – continuing and discontinued operations		2.95353	4.29350	1.89737
Common – continuing operations		1.78696	4.31977	1.33637

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2019, 2018 and January 1, 2018

(In millions of Brazilian Reais)

		As of December 31,		As of January 1, 2018
	Note	2019	2018
			Restated (Note 4.2)
Current assets
Cash and cash equivalents	6	7,954	4,369	3,792
Trade receivables, net	7	727	384	618
Other receivables	8	381	302	267
Inventories, net	9	8,631	5,909	4,822
Recoverable taxes	10	1,692	679	596
Derivative financial instruments	19.1	73	43	-
Other current assets		287	145	131
Assets held for sale	33.1	223	28,687	26,663
Total current assets		19,968	40,518	36,889

Noncurrent assets
Trade receivables, net	7	1	4	80
Other receivables	8	192	128	642
Recoverable taxes	10	2,702	2,745	1,747
Derivative financial instruments	19.1	13	44	28
Deferred income tax and social contribution	21	337	298	252
Related parties	11	104	34	25
Restricted deposits for legal proceedings	22.7	795	776	762
Other noncurrent assets		177	17	7
Investments in associates	12	609	203	156
Investment properties	14	3,051	20	21
Property and equipment, net	15	24,290	14,052	13,292
Intangible assets, net	16	6,236	2,818	1,878
Total noncurrent assets		38,507	21,139	18,890
Total assets		58,475	61,657	55,779

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2019, 2018 and January 1, 2018

(In millions of Brazilian Reais)

		As of December 31,		As of January, 2018
	Note	2019	2018
			Restated (Note 4.2)
Current liabilities
Trade payable, net	17	14,887	9,246	8,128
Borrowings and financing	18	3,488	1,981	1,200
Lease liabilities	23	937	507	445
Payroll and related taxes		980	686	640
Taxes and contributions payable and taxes payable in installments	20	531	370	301
Related parties	11	215	145	153
Dividends payable	25,3	168	57	78
Financing of property and equipment		231	149	116
Deferred revenue	24	365	250	146
Transfer to third		164	11	14
Acquisition of non-controlling interest	19.3	466	20	-
Other current liabilities		703	289	227
Liabilities related to assets held for sale	33	-	23,545	21,864
Total current liabilities		23,135	37,256	33,312

Noncurrent liabilities
Borrowings and financing	18	10,706	3,392	3,193
Lease liabilities	23	7,730	5,280	4,822
Deferred income tax and social contribution	21	1,195	523	347
Tax payable in installments	20	376	471	566
Provision for contingencies	22	1,305	1,235	1,107
Deferred revenue	24	26	13	22
Provision for losses on investment in associates	12	386	279	201
Other noncurrent liabilities		68	49	53
Total noncurrent liabilities		21,792	11,242	10,311

Shareholders’ equity	25
Share capital		6,857	6,825	6,822
Capital reserves		447	413	355
Earning reserves		3,529	3,062	2,256
Other comprehensive income (loss)		107	(66)	(49)
		10,940	10,234	9,384
Non-controlling interest		2,608	2,925	2,772
Total shareholders’ equity		13,548	13,159	12,156

Total liabilities and shareholders’ equity		58,475	61,657	55,779

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

		Controlling Shareholders
		Capital reserves		Earnings reserves
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Retained earnings	Appropriated earnings	Other compre-hensive income	Total	Non-controlling interest	Total
As at December 31, 2016	6,811	7	324	426	2,299	(7)	-	(75)	(20)	9,765	2,652	12,417
Effect of adoption of new accounting standard (see note 4.2)	-	-	-	-	-	-	-	(731)	-	(731)	(199)	(930)
As at January 1, 2017 (adjusted)	6,811	7	324	426	2,299	(7)	-	(806)	(20)	9,034	2,453	11,487
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	507	-	507	350	857
Foreign currency translation	-	-	-	-	-	-	-	-	(20)	(20)	-	(20)
Fair value of trade receivable	-	-	-	-	-	-	-	-	(10)	(10)	(8)	(18)
Income taxes on other comprehensive income	-	-	-	-	-	-	-	-	2	2	1	3
Other comprehensive income	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	507	(29)	478	343	821

Capital increase	11	-	-	-	-	-	-	-	-	11	-	11
Stock options granted	-	-	16	-	-	-	-	-	-	16	-	16
Stock options granted - subsidiaries	-	-	8	-	-	-	-	-	-	8	3	11
Appropriation of net income to legal reserve	-	-	-	31	-	-	-	(31)	-	-	-	-
Transfer from expansion reserve	-	-	-	-	429	-	-	(429)	-	-	-	-
Interest on own capital	-	-	-	-		-	-	(81)	-	(81)	(20)	(101)
Proposed dividends	-	-	-	-	-	-	-	(78)	-	(78)	(9)	(87)
Others	-	-	-	-	-	-	(2)	-	-	(2)	2	-
Transactions with non-controlling interest	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)
At December 31, 2017 (restated)	6,822	7	348	457	2,728	(7)	(4)	(918)	(49)	9,384	2,772	12,156

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

		Controlling Shareholders
		Capital reserves		Earnings reserves
	Share Capital	Other Reserves	Stock Options	Legal	Expansion	Treasury Shares	Retained earnings	Govern-mental subsidy reserve	Appropriated earnings	Other comprehensive income	Total	Non-controlling interest	Total
Balance at December 31, 2017 (restated)	6,822	7	348	457	2,728	(7)	(4)	-	(918)	(49)	9,384	2,772	12,156
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	1,149	-	1,149	135	1,284
Foreign currency translation	-	-	-	-	-	-	-	-	-	(26)	(26)	-	(26)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	9	9	8	17
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,149	(17)	1,132	143	1,275

Capital increase	3	-	-	-	-	-	-	-	-	-	3	-	3
Share-based expenses	-	-	44	-	-	-	-	-	-	-	44	-	44
Share-based expenses - subsidiaries	-	-	14	-	-	-	-	-	-	-	14	6	20
Appropriation of net income to legal reserve	-	-	-	60	-	-	-	-	(60)	-	-	-	-
Transfer to expansion reserve	-	-	-	-	(211)	-	-	58	153	-	-	-	-
Interest on own capital	-	-	-	-	(13)	-	-	-	(261)	-	(274)	-	(274)
Proposed dividends (Note 25.3)	-	-	-	-	-	-	-	-	(56)	-	(56)	-	(56)
Others	-	-	-	-	-	-	(4)	-	-	-	(4)	1	(3)
Transactions with non-controlling interests	-	-	-	-	-	-	(2)	-	(7)	-	(9)	3	(6)
Balance at December 31, 2018 (restated)	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

		Controlling Shareholders
		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Expansion	Treasury Shares	Retained earnings	Govern-mental subsidy reserve	Appropriated earnings	Other comprehensive income	Total	Non-controlling interest
At December 31, 2018 (restated)	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	790	-	790	46	836
Foreign currency translation	-	-	-	-	-	-	-	-	-	151	151	63	214
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(5)	(5)	(10)	(15)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	6	6	10	16
Cash flow hedge	-	-	-	-	-	-	-	-	-	5	5	-	5
Other comprehensive income	-	-	-	-	-	-	-	-	-	(2)	(2)	-	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	790	155	945	109	1,054

Capital increase (Note 25)	32	-	-	-	-	-	-	-	-	-	32	-	32
Share-based expenses	-	-	29	-	-	-	-	-	-	-	29	-	29
Share-based expenses – subsidiaries	-	-	5	-	-	-	-	-	-	-	5	4	9
Appropriation of net income to legal reserve	-	-	-	39	-	-	-	-	(39)	-	-	-	-
Interest on own capital	-	-	-	-	(137)	-	-	-	(37)	-	(174)	-	(174)
Transfer to expansion reserve	-	-	-	-	549	-	-	-	(549)	-	-	-	-
Proposed dividends (note 25.3)	-	-	-	-	-	-	-	-	(156)	-	(156)	(38)	(194)
Hyperinflation adjustment (*)	-	-	-	-	-	-	29	-	-		29	1	30
Transactions with non-controlling interests	-	-	-	-	-	-	(13)	-	(4)	-	(17)	342	325
Non-controlling interest on Éxito (Note 13)	-	-	-	-	-	-	-	-	-	-	-	2,556	2,556
Sale of Via Varejo (Note12.3)	-	-	-	-	-	-	-	-	(5)	18	13	(3,291)	(3,278)
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548

(*) Refers to adjustments to foreign subsidiaries with hyperinflation economy.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

	For the year ended 31,
	2019	2018	2017
		(Restated Note 4.2)	(Restated Note 4.2)
Cash flow provided by operating activities
Net income for the year	836	1,284	857
Adjustments to reconcile net income for the year to net cash provided by the operating activities:
Deferred income tax (note 20)	240	235	92
Losses on disposals of property and equipment	88	17	329
Depreciation and amortization	1,559	1,322	1,229
Financial charges	1,668	1,730	1,998
Adjust to present value	1	3	-
Share of profit of associates (note 12)	(18)	(69)	73
Provision for contingencies	194	730	675
Provision for write-off and impairment	-	29	1
Share-based payment	38	41	24
Allowance for doubtful accounts (note 8.1)	263	634	737
Allowance for inventory losses and damages (Note 9.2)	16	(6)	(1)
Deferred revenue (Note 24)	(344)	(478)	(394)
Gain on write-off of lease liabilities	(116)	(80)	(14)
Other operating income / expenses	18	(369)	(723)
Gain on the sale of subsidiary	(598)	-	-
	3,845	5,023	4,883
Changes in operating assets and liabilities
Trade receivables	(14)	(326)	(2,115)
Inventories	(181)	(1,475)	(1,505)
Recoverable taxes	(354)	(1,350)	(321)
Other assets	(173)	(34)	(48)
Related parties	(81)	166	153
Restricted deposits for legal proceedings	(6)	(1)	(366)
Trade payables, net	(1,215)	2,149	3,059
Payroll and related taxes	(131)	36	103
Taxes and social contributions payable	(15)	249	(127)
Payments of income tax and social contributions	(231)	(410)	(119)
Provision for contingencies	(453)	(1,021)	(447)
Deferred revenue	173	1,032	(8)
Other liabilities	(52)	193	89
Receipts of dividends and interest on own capital	23	36	309
	(2,710)	(756)	(1,343)

Net cash provided by operating activities	1,135	4,267	3,540

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

	For the year ended December 31,
	2019	2018	2017
		Restated (Note 4.2)	Restated (Note 4.2)
Cash flow from investing activities
Purchase of property and equipment (Note 15.4)	(2,462)	(1,649)	(1,415)
Purchase of intangible assets (note 16.3)	(320)	(715)	(311)
Proceeds from sales of property and equipment	511	467	121
Acquisition of Éxito, net of cash acquired	(3,309)	-	-
Proceeds from the sale of subsidiary, Via Varejo (Note 12.3)	2,326	-	-
Acquisition of investment property (Note 14)	(12)	-	-
Net cash used in investment activities	(3,266)	(1,897)	(1,605)

Cash flow from financing activities
Capital increase	32	3	11
Proceeds from borrowings and financing (Note 18.2)	13,604	9,139	7,789
Payments of borrowings and financing (Note 18.2)	(9,952)	(8,687)	(9,692)
Payments of lease liabilities	(1,498)	(1,743)	(1,725)
Payments of dividends and interest on own capital	(268)	(351)	(101)
Installment payments on the acquisition of subsidiary	(31)	(1)	(8)
Transactions with non-controlling shareholders	7	(1)	-
Net cash provided by (used in) financing activities	1,894	(1,641)	(3,726)

Net (decrease) increase in cash and cash equivalents	(237)	729	(1,791)

Cash and cash equivalents at the beginning of the year	8,080	7,351	9,142
Exchange variation on cash and cash equivalents	111	-	-
Cash and cash equivalents at the end of the year	7,954	8,080	7,351

	2019	2018	2017
Cash and cash equivalents reconciliation:
Cash and cash equivalents as per the cash flow	7,954	8,080	7,351
Cash and cash equivalents as per the balance sheet	7,954	4,369	3,792
Cash included in “assets held for sale and discontinuing operations”	-	3,711	3,559

The main non-cash transactions are disclosed in note 32.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

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

On November 27, 2019, the Company completed a public offering in Colombia to acquire the shares of Almacenes Éxito SA (“Éxito”) from the public including those owned by Casino Guichard Perrachon (“Casino”), our controlling shareholder. Éxito is a Colombian company that operates the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax and Surtimayorista in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. The operations of Éxito and its subsidiaries will be/ considered an international operating segment named as Éxito Group, as disclosed in note 31. Éxito is listed on Colombian Securities Exchange. Further details of the acquisition are disclosed in note 13 of these financial statements.

In June 2019, the Company disposed of all of its interest in Via Varejo S.A. (“Via Varejo”), a controlled subsidiary engaged in retail activities in the electronics and e-commerce segments operating the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”. Prior to the disposal, Via Varejo was presented as a discontinued operation (see note 12.3).

The Company’s shares are listed in the São Paulo Stock Exchange (“B3”) called Novo Mercado, which requires the highest level of Corporate Governance under, the ticker symbol “PCAR3” and in the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino, a French company listed in the Paris Stock Exchange.

1.1.	Allegations of fraud at Via Varejo

In November 2019, Via Varejo’s management disclosed to the market anonymous allegations of fraud related to alleged accounting irregularities at Via Varejo, which had been brought to the attention of Via Varejo’s management at the end of September 2019. Subsequently, in December 2019, Via Varejo informed the market that its preliminary investigation had identified indications of alleged accounting irregularities. On March 25, 2020, Via Varejo disclosed to the market the conclusion of the investigation, which did not result in any material adjustment to be recorded by GPA

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

1.2.	Company’s trading in “Novo Mercado”

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the Company’s share to be traded in the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), and the conversion of all preferred shares into common shares, in the ratio of one common share for each preferred share. On February 14, 2020, B3 approved the admission of the Company to the special listing segment “Novo Mercado”. On March 2, 2020 the conversion process of preferred shares into common shares was concluded and the Company’s shares started to trade on the Novo Mercado.

2.	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. The consolidated financial statements are presented in millions of Brazilian Reais (“R$”), which is the functional currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The consolidated financial statements provide comparative information in respect of the prior periods.

In addition, the Group presents an additional statement of financial position at the beginning of the preceding period when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements. An additional statement of financial position as at January 1, 2018 is presented in these consolidated financial statements due to the retrospective application of accounting policies as a result of the adoption of IFRS 16 Leases. See Note 4.2.

These consolidated financial statements were approved by the Board of Directors on December 1, 2020.

In June 2019, the Company disposed of all of its interest in its subsidiary Via Varejo (see note 12.3), which prior to the disposal was classified as a discontinued operation in accordance with IFRS 5 - Noncurrent Assets Held for Sale and Discontinued Operation.

The consolidated statements of cash flow include the cash flow from continuing and discontinued operations. The details of the cash flows from discontinued operations are disclosed in Note 33.1.

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination if a subsidiary is controlled by the Company and the basis of consolidation are in accordance with the requirements of IFRS 10 - Consolidated Financial Statements.

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period of the Company, using consistent accounting policies. All intercompany balances, transactions are eliminated upon consolidation.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are directly recorded in equity. Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

In the consolidated financial statements, the Company consolidates all its subsidiaries and reports non-controlling interests in a separate line item in shareholders’ equity and statements of operations.

The list of subsidiaries and associates is presented in note 12.1

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

3.	Significant accounting policies

The main significant accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company's consolidated financial statements.

3.1.	Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity

Financial assets are recognized when the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Group transfers the contractual rights to receive the cash flows of the financial asset.

(i)	Classification and measurement of financial assets

According to IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other comprehensive income (“FVOCI”) - or fair value through profit or loss (“FVPL”).

The classification of financial assets according to IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics.

A derivative embedded with a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•	It is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	Its contractual terms give rise, on specified date, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•	It is held within a business model with the objective of either receipt of contractual cash flows or sale of financial assets; and

•	Its contractual terms give rise on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. Group has not investments classified in OCI.

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

(ii)	Subsequent measurement of financial assets

Financial assets measured at FVPL - Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of operation.

Financial assets at amortized cost - Financial assets at amortized costs are subsequently measured using the effective interest rate method. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at FVOCI - For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of operation and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

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

According to IFRS 9, provisions for losses are measured at one of the following bases:

•      Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL- “Expected Credit Loss”).

•      Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected term of a financial instrument.

•      Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, at the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity.

The Group chose to measure provisions for losses from accounts receivable, other receivables, and

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

contractual assets at an amount that equals to the credit loss expected for the entire term, and for trade receivables, whose portfolio of receivables is fragmented, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

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

The Group considers a financial asset as in default when:

•      it is less likely that the debtor will fully pay its obligations to the Group, without considering actions such as execution of guarantees (if any), or

•      the financial asset is overdue more than 90 days.

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

Presentation of impairment loss – Provision for losses on financial assets measured at amortized cost is deducted from the gross carrying amount.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the carrying amount of the asset.

Impairment losses related to trade receivables and other receivables, including contractual assets, are presented separately in the statement of operations and OCI. Impairment of other financial assets is reported under “selling expenses”.

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The positions within each group were segmented based on common credit risk characteristics, such as:

•          Credit risk level and historical losses – for wholesale clients and property rental; and

•          Delinquency status, default risk and historical losses – for credit card operators and other clients.

(iv)	Initial recognition and measurement of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments.

(v)	Subsequent measurement of financial liabilities

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

 Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

 Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

The Group has not designated any financial liability as at fair value through profit or loss.

•	Loans and borrowings

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 18.

(vi)	Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired; or

• The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards related to the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards related to the asset, but has transferred control over the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a “pass through” arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of it continued involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Group.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as the derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

(vii)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis, to realize the assets and settle the liabilities simultaneously.

(viii)	Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to fluctuations not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

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

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

(ix)	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

•	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Group should “rebalance” the hedge ratio to meet the eligibility criteria.

•	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

•	Amounts recorded in other comprehensive income are immediately transferred to the statement of operations together with the hedged transaction by affecting the statement of operations, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

•	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

•	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the statement of operations. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

(x)	Present value adjustment of monetary assets and liabilities

The long-term assets and liabilities are adjusted to their present value, calculated considering the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

3.2.	Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies at the date the transaction qualifies for recognition.

Assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

3.3.	Classification of assets and liabilities as current and noncurrent

The Group presents assets and liabilities in the statement of financial position based on current/noncurrent classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed within twelve months from the end of the reporting periods
•	held primarily for the purpose of trading
•	expected to be realized within twelve months after the reporting period or
•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as noncurrent.

A liability is current when it is:

•	expected to be settled within twelve months from the end of the reporting periods
•	held primarily for the purpose of trading
•	due to be settled within twelve months after the reporting period or
•	there is no unconditional right to defer the settlement of the liability for at least twelve months after
•	the reporting period are classified as current liabilities.

All other liabilities are classified as noncurrent.

Deferred tax assets and liabilities are classified as “noncurrent” and presented net when appropriate in accordance with the provisions of IAS 12.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

3.4.	Foreign operations

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

On consolidation, the financial statements of foreign operations are translated into Brazilian Reais, as follows:

•	Assets and liabilities, including goodwill, are translated into Brazilian Reais at the exchange rate prevailing at the reporting date.

•	The statements of operation are translated into Brazilian Reais using the average rate for the period except when significant fluctuations in the exchange rate occurs, in which case, the rate at the transaction date is used.

•	Equity accounts are maintained at the historical balance in Reais.

The exchange rate differences arising from the translation are recognized in other comprehensive income (“OCI”). When a foreign operation is disposed of, the component of OCI related to that particular foreign operation is reclassified to profit or loss.

3.5.	Hyperinflation

Starting from September 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of operation of the indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose functional currency is the Argentinean peso, are being adjusted so that amounts are reported in the monetary measurement unit at the end of the reporting period. This unit, considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the indirect subsidiary Libertad must be considered as highly inflationary starting from September 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

3.6.	Accounting for equity interests at cost deriving from corporate restructuring under common control

For certain restructuring transactions occurred in previous years, the Company recorded, at historical cost, the interests deriving from corporate restructuring under common control without economic substance. The difference between the historical cost and the acquiring value was recorded as shareholders’ equity, when the interest acquired is from companies under common control. Such transactions are not in the scope of IFRS 3.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

4.	Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB effective from 2019
4.1.	New and amendments standards and interpretations

In 2019, the Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2019. The main new standards adopted are as follows:

Statement	Description	Impact
IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal

Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognise most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Group is the lessor.

See note 4.2
IFRIC 23 - Uncertainty over Income Tax treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

There was no significant impact.
4.2.	IFRS 16 - Leases

The Group adopted IFRS 16 using the full retrospective method of adoption, with the date of application of January 1, 2019. In accordance with the full retrospective method of adoption, the Group applied IFRS 16 at the date of initial application as if it had already been effective at the commencement date of existing lease contracts. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

The Company uses the incremental borrowing rate to discount the lease liabilities. In addition, the lease liabilities include taxes on lease payments and the impact of the significant leasehold improvements amortization period over the estimation of the reasonably certain lease terms. The Group determines the lease term as the non-cancellable term of the lease, together with any periods

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has several lease contracts that include extension and termination options. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination, including significant leasehold improvements on the leased property.

The adjustments arising from adoption of IFRS 16 for each period presented in the consolidated financial statements are detailed as follows:

Balance Sheet	As of January 1, 2017
	As originally reported	IFRS16 effects	As restated

Other current assets	252	(13)	239
Assets held for sale	20,153	3,462	23,615
Total current assets	31,486	3,449	34,935

Deferred income tax and social contribution	174	163	337
Prepaid expenses	45	(26)	19
Property and equipment	9,182	3,935	13,117
Intangible assets	1,908	(61)	1,847
Total noncurrent assets	13,565	4,011	17,576
Total Assets	45,051	7,460	52,511

Borrowings and financing	2,957	(41)	2,916
Lease liability	-	325	325
Other current liabilities	406	(66)	340
Liabilities related to assets held for sale	15,632	3,815	19,447
Total current liabilities	27,582	4,033	31,615

Borrowings and financing	2,912	(174)	2,738
Lease liability	-	4,563	4,563
Provision for losses on investments in associates	36	2	38
Deferred income tax and social contribution	317	(34)	283
Total noncurrent liabilities	5,052	4,357	9,409

Total liabilities	32,634	8,390	41,024

Total Shareholders' equity	12,417	(930)	11,487
Total liabilities and shareholders' equity	45,051	7,460	52,511

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Balance Sheet	As of January 1, 2018
	As originally reported	IFRS16 effects	As restated

Other current assets	146	(15)	131
Assets held for sale	22,775	3,888	26,663
Total current assets	33,016	3,873	36,889

Deferred income tax and social contribution	125	127	252
Prepaid expenses	43	(36)	7
Property and equipment	9,138	4,154	13,292
Intangible assets	1,924	(46)	1,878
Total noncurrent assets	14,691	4,199	18,890
Total Assets	47,707	8,072	55,779

Borrowings and financing	1,251	(51)	1,200
Lease liability	-	445	445
Other current liabilities	341	(114)	227
Liabilities related to assets held for sale	17,824	4,040	21,864
Total current liabilities	28,992	4,320	33,312

Borrowings and financing	3,337	(144)	3,193
Lease liability	-	4,822	4,822
Provision for losses on investments in associates	195	6	201
Deferred income tax and social contribution	394	(47)	347
Total noncurrent liabilities	5,674	4,637	10,311

Total liabilities	34,666	9,517	43,623

Total Shareholders' equity	13,041	(885)	12,156
Total liabilities and shareholders' equity	47,707	8,072	55,779

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Balance Sheet	As of December 31, 2018
	As originally reported	IFRS16 effects	As restated

Other current assets	175	(30)	145
Assets held for sale	24,443	4,244	28,687
Total current assets	36,304	4,214	40,518

Deferred income tax and social contribution	207	91	298
Prepaid expenses	59	(42)	17
Property and equipment	9,650	4,402	14,052
Intangible assets	2,675	143	2,818
Total noncurrent assets	16,545	4,594	21,139
Total Assets	52,849	8,808	61,657

Borrowings and financing	2,016	(35)	1,981
Lease liability	-	507	507
Other current liabilities	423	(134)	289
Liabilities related to assets held for sale	19,412	4,133	23,545
Total current liabilities	32,785	4,471	37,256

Borrowings and financing	3,509	(117)	3,392
Lease liability	-	5,280	5,280
Provision for losses on investments in associates	267	12	279
Deferred income tax and social contribution	581	(58)	523
Total noncurrent liabilities	6,125	5,117	11,242

Total liabilities	38,910	9,588	48,498

Total Shareholders' equity	13,939	(780)	13,159
Total liabilities and shareholders' equity	52,849	8,808	61,657

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Statement of Operations	For the year ended December 31, 2017
	As originally reported	IFRS16 effects	As restated

Cost of sales	(33,646)	61	(33,585)
Gross profit	10,988	61	11,049
Operating income (expenses):
Selling expenses	(7,027)	704	(6,323)
General and administrative expenses	(1,032)	6	(1,026)
Depreciation and amortization	(779)	(338)	(1,117)
Other operating expenses, net	(579)	3	(576)
Profit from operations before net financial expenses and share of profit of associates	1,571	436	2,007
Financial expenses, net	(730)	(565)	(1,295)
Share of profit of associates	(89)	(4)	(93)
Income before income tax and social contribution	752	(133)	619
Income tax and social contribution	(297)	35	(262)
Net income from continuing operations	455	(98)	357
Net income (loss) from discontinued operations	356	144	500
Net income for the year	811	46	857
Attributable:
Controlling shareholders – continuing operations	455	(98)	357
Controlling shareholders – discontinued operations	125	25	150
Total of controlling shareholders	580	(73)	507

Non-controlling shareholders – discontinued operations	231	119	350
Total of non-controlling shareholders	231	119	350

Statement of Cash Flows	For the year ended December 31, 2017
	As originally reported	IFRS16 effects	As restated

Net income for the year	811	46	857
Deferred income tax (note 19)	(35)	127	92
Losses (gain) of disposals of property and equipment	247	82	329
Depreciation and amortization	833	396	1,229
Financial charges	947	1,051	1,998
Share of profit (loss) of associates (note 13)	69	4	73
Losses (gain) on lease liability write off	-	(14)	(14)
Other assets	(60)	12	(48)
Other liabilities	148	(59)	89
Payments of borrowings and financing (note 16.2)	(9,785)	93	(9,692)
Payments of lease liability	-	(1,725)	(1,725)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Statement of Operations	For the year ended December 31, 2018
	As originally reported	IFRS16 effects	As restated

Cost of sales	(37,834)	55	(37,779)
Gross profit	11,554	55	11,609
Operating income (expenses):
Selling expenses	(7,297)	744	(6,553)
General and administrative expenses	(1,057)	8	(1,049)
Depreciation and amortization	(840)	(362)	(1,202)
Other operating expenses, net	(216)	13	(203)
Profit from operations before net financial expenses and share of profit of associates	2,144	458	2,602
Share of profit of associates	33	(5)	28
Financial expenses, net	(474)	(587)	(1,061)
Income before income tax and social contribution	1,703	(134)	1,569
Income tax and social contribution	(449)	36	(413)
Net income from continuing operations	1,254	(98)	1,156
Net income (loss) from discontinued operations	(74)	202	128
Net income for the year	1,180	104	1,284
Attributable:
Controlling shareholders – continuing operations	1,254	(98)	1,156
Controlling shareholders – discontinued operations	(61)	54	(7)
Total of controlling s:hareholders	1,193	(44)	1,149

Non-controlling shareholders – discontinued operations	(13)	148	135
Total of non-controlling shareholders	(13)	148	135

Statement of Cash Flows	For the year ended December 31, 2018
	As originally reported	IFRS16 effects	As restated

Net income for the year	1,180	104	1,284
Deferred income tax (note 19)	77	158	235
Losses (gain) of disposals of property and equipment	(40)	57	17
Depreciation and amortization	889	433	1,322
Financial charges	761	969	1,730
Share of profit (loss) of associates (note 13)	(73)	4	(69)
Losses (gain) on lease liability write offs	-	(80)	(80)
Other liabilities	209	(16)	193
Payments of borrowings and financing (note 16.2)	(8,747)	60	(8,687)
Payments of lease liability	-	(1,743)	(1,743)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

4.3	New and amended standards and interpretations applied since 2018
i.	IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contract with customers. IFRS 15 establishes a five-step model to account for revenue arising from contacts with customers and requires that revenue to be recognized at an amount that reflects the consideration to which and entity expects to be entitled in exchange for transferring goods or services to a customer.

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

The effect of the adoption of IFRS 15 resulted in the presentation of rebates received from suppliers related to trade marketing as a reduction of cost of sales. These rebates were previously reported as a reduction of marketing expenses and upon adoption of IFRS 15 management determined that the Company does not have any performance obligation associated with the amounts received from the suppliers.

ii.	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

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

iii.	IFRS 9 - Financial Instruments

IFRS 9 - Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement, for annual periods beginning on or after January 1, 2018, bringing together all the three aspects of accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

4.4.	New and revised standards and interpretations issued and not yet adopted

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Accounting pronouncement	Description	Applicable to annual periods beginning on or after
Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3, Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

01/01/2020
Amendments to IAS 1 and IAS 8 - Definition of materiality

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

01/01/2020

These amendments do not have a significant impact on the Group's consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

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

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes:

•	Impairment: Notes 4.4, 7.2, 8.1, 15.1, 16.1 and 16.2
•	Inventories: Allowance for losses on inventory obsolescence and damages: Note 9
•	Recoverable taxes: Expected realization of tax credits: Note 10
•	Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 19
•	Provision for contingencies: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 22
•	Income tax: Record of provisions based on reasonable estimates: Note 21
•	Share-based payments: Estimated fair value of transactions based on a valuation model - Note 25
•	Business combination: estimates of fair value of assets acquired and liabilities assumed in the business combination and determination of resulting goodwill - Note 13
•	Lease: determination of the lease term and the incremental borrowing rate - Note 23.
F-33

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amount of cash, with a maturity of three months or less and subject to an insignificant risk of change in value.

	Rate	2019	2018

Cash and banks – Brazil		249	406
Cash and banks – Abroad	(*)	3,109	80
Short-term investments - Brazil	(**)	4,471	3,883
Short-term investments - Abroad	(***)	125	-
		7,954	4,369
(*)	As of December 31, 2019, refers to (i) funds from the Éxito Group acquired on November 27, 2019 according to note nº13, of which R$73 are denominated in Argentina pesos, R$254 are denominated in Uruguayan pesos and R$2,698 in Colombian pesos; (ii) In 2019 and 2018 it includes R$80 deposited in the United States of America in US Dollars
(**)	Refers substantially to highly liquid investments bearing interest at a weighted average rate of 89.94% (85.78% on December 31, 2018) of the Brazilian Interbank Deposit Certificate (“CDI”), maturing in 90 days or less and which are subject to an insignificant change in value.
(***)	Refers to funds invested abroad, of which R$20 are denominated in in Argentinian pesos, R$4 are denominated in Uruguayan pesos and R$101 are denominated in Colombia pesos, as a result of the acquisition of Éxito, to according note 13, maturing in 90 days or less and which are subject to an insignificant change in value
7.	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

Credit losses on financial assets that are measured at amortized cost are deducted from carrying amount of the asset.

For financial instruments measured at FVOCI, credit losses are recorded in OCI instead of reducing the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered unrecoverable and therefore written off from the accounts receivable portfolio, when they are not collected after 360 days from due date. At each balance sheet date, the Company and its subsidiaries assess whether the receivables have any indications of impairment.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	2019	2018

Credit card companies (note 7.1)	42	38
Credit card companies - related parties (note 11.2)	24	58
Sales vouchers and trade receivables	446	128
Private label credit card	70	53
Receivables from related parties (note 11.2)	12	15
Receivables from suppliers	166	101
Allowance for doubtful accounts (note 7.2)	(32)	(5)
	728	388

Current	727	384
Noncurrent	1	4

7.1.	Credit card companies

As part of its cash management strategy, the Group periodically enters into factoring transactions and discounts a portion of its credit card receivables with financial institutions or credit card companies, without recourse or related obligation.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

7.2.	Allowance for doubtful accounts on trade receivables
	2019	2018	2017

At the beginning of the year	(5)	(6)	(4)
Allowance booked for the year	(263)	(630)	(740)
Write-offs of receivables	282	771	621
Deconsolidation Via Varejo	(19)	-	-
Assets held for sale and discontinued operations	1	(140)	117
Business combination	(28)	-	-
At the end of the year	(32)	(5)	(6)

The aging list of gross trade receivables is as follows:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2019	760	609	79	21	5	46
12.31.2018	393	362	10	5	5	11
8.	Other receivables
	2019	2018

Accounts receivable from insurers (*)	72	213
Receivable from sale of subsidiaries (note 8.2)	83	82
Lease receivables	113	44
Accounts receivable - Via Varejo (**)	49	-
Receivables from sale of real estate properties	128	40
Other	142	67
Allowance for doubtful accounts on other receivables (note 8.1)	(15)	(16)
	573	430

Current	381	302
Noncurrent	192	128

(*) In October 2019, the Company received R$203 from the insurance company regarding the claim related to the fire occurred at the Distribution Center in Osasco on December 27, 2017, after negotiations and agreement on the final amount of the indemnity.

(**) As the Company sold the equity interest in Via Varejo, the amount that had been reported as related parties was reclassified to other receivables.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

8.1.	Allowance for doubtful accounts on other receivables
	2019	2018	2017

At the beginning of the year	(16)	(12)	(7)
Allowance booked for the year	-	(4)	(9)
Write-off of other receivables	5	13	-
Deconsolidation Via Varejo	(4)	-	-
Assets held for sale and discontinued operations	-	(13)	4
At the end of the year	(15)	(16)	(12)
8.2.	Receivables from the sale of subsidiaries

Receivables related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was adjusted since the execution of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

9.	Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to selling conditions at the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Inventories are reduced by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate. Bonuses received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Unrealized bonuses are presented as reducing the inventories at each balance sheet date.

	2019	2018

Stores	4,698	4,162
Distribution centers	1,583	1,807
Inventories – Éxito Group	2,254	-
Real Estate Inventory – Éxito Group	190	-
Real Estate inventory – Brazil	1	5
Allowance for losses on inventory obsolescence and damages	(95)	(65)
	8,631	5,909
9.1.	Unrealized bonuses

On December 31, 2019, unrealized bonuses, which are presented as reducing the inventory balance, amounted to R$310 (R$315 on December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

9.2.	Allowance for losses on inventory obsolescence and damages
	2019	2018	2017

At the beginning of the year	(65)	(73)	(75)
Additions	(51)	(79)	(110)
Business combination	(22)	-	-
Write-offs / reversal	35	85	111
Deconsolidation Via Varejo	8	-	-
Assets held for sale and discontinued operations	-	2	1
At the end of the year	(95)	(65)	(73)

10.	Recoverable taxes

The Company records tax credit, when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS is recognized in cost of sale in the statement of operation. PIS/COFINS is recognized as a credit in the same account on which the credits are calculated.

The future realization of ICMS tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

	2019	2018

State VAT tax credits - ICMS (note 10.1)	2,621	2,335
Provision for non-realization of ICMS (VAT) tax credits	-	(28)
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	854	717
Social Security Contribution - INSS	321	328
Income tax and social contribution prepayments (*)	472	52
Other	49	20
Other recoverable taxes – Éxito Group	77	-
Total	4,394	3,424

Current	1,692	679
Noncurrent	2,702	2,745

(*) Includes Éxito’s prepayments.

10.1.	ICMS (State VAT) tax credits

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the supply chain, upon receiving goods from manufacturer or importer, or upon transfers to other States. The expansion of such system to a wider range of products traded at the retail stores is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

In order to supply its stores, the Group maintains distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS included in the purchase price on behalf of the entire supply chain and then the goods are shipped to locations in other States. Such interstate shipment entitles the Group to a refund of prepaid ICMS, i.e., the ICMS of the supply chain paid at the acquisition of goods will represent a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to the refund, which is approved only after homologation from State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits.

Since the number of items traded at the retail stores, subject to tax substitution, has been continuously increasing, the tax credits to be refunded to the Company and subsidiaries have also grown. The Group has been using such authorized tax credits to offset against state tax liabilities owed after having obtained Special Regime and also through other procedures determined by State rules.

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits. The expected recoverability of ICMS tax credits is demonstrated as follows:

Up to one year	438
From 1 to 2 years	370
From 2 to 3 years	361
From 3 to 4 years	366
From 4 to 5 years	350
More than 5 years	736
2,621
10.2.	PIS and COFINS credit

The Company records PIS and COFINS credits, when it obtains enough evidence to conclude that it is entitled to these credits. Evidence include i) Interpretation of tax legislation, ii) internal and external factors as legal and market interpretations and iii) accounting evaluation about the matter.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws, including members of the Board of Directors and advisory committees) for the years ended December 31, 2019, 2018 and 2017, were as follows:

(In thousands of Brazilian Reais)

	Base salary			Variable compensation			Stock option plan			Total compensation
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Board of directors (*)	38,207	12,256	5,797	-	-	-	2,366	-	-	40,573	12,256	5,797
Executive officers	33,373	42,695	31,408	12,943	15,083	26,813	15,596	29,267	24,405	61,912	87,045	82,626
Fiscal Council	-	228	456	-	-	-	-	-	-	-	228	456
	71,580	55,179	37,661	12,943	15,083	26,813	17,962	29,267	24,405	102,485	99,529	88,879
% share-based payment over the total compensation							17,5%	29.4%	27.5%

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties.

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2017

Controlling shareholders
Casino (i)	-	15	5	-	-	2	24	1	(57)	(64)	(48)
Euris (i)	-	-	-	-	-	-	1	-	(1)	(2)	(3)
Helicco Participações (i)	-	-	-	-	-	-	-	3	(3)	(7)	-
Geant international	-	-	-	-	-	-	-	-	(3)	-	-
Associates
FIC (iii)	24	58	36	33	39	31	-	-	152	152	84
Puntos Colombia	-	-	28	-	-	-	43	-	(13)	-	-
Tuya	-	-	26	-	-	-	-	-	21	-	-
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	134	141	(35)	(39)	(58)
Casino Group (vii)	12	-	8	-	1	-	13	-	(4)	-	-
Others	-	-	1	1	-	-	-	-	-	-	(1)
Total	36	73	104	34	40	33	215	145	57	40	(26)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The Company's main transactions with related parties are:

(i)	Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris and Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014 to set the reimbursement rules for the Group of incurred expenses by the Casino Group companies related to activities involving transfer of “know-how” to the Group to support its development.

Insurance: Service agreements entered into between the Group and Casino for intermediation and negotiation of renewals of certain insurance policies.

“Agency Agreement”: Signed between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July 25, 2016 to set the rules for the “global sourcing” (prospecting global suppliers and intermediating the purchases) provided by Casino and reimbursement to be made by Groupe Casino Limited to the Company to recoup lower profit margins by giving discount to certain products.

“Cost Reimbursement Agreement”: Signed between the Company and Casino, Guichard-Perrachon S.A. on July 25, 2016 to set the reimbursement rules of French employees expenses related to the French social contributions paid by Casino in France.

“Agency Agreement”: Entered into between the Company, Sendas Distribuidora S.A. (“Sendas”) and Casino International S.A. on December 20, 2004, as amended, to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

“Purchase Agreement”: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii)	Éxito and subsidiaries: “Agreement on Establishment of Business Relations”: Signed between the Company, Sendas, Éxito and its subsidiaries on July 27, 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

License agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the female public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto), controlled by Éxito.

“Cost Reimbursement Agreement”: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.

(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in the association agreement between the parties: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences; and (iii) agreement for sharing information and allow access to the systems for offering services.
(iv)	Greenyellow: execution of (a) agreement with the Company to set the rules for the equipment installation and services provided by Greenyellow of energy efficiency solutions in the retail stores for energy reduction; (b) agreement with Sendas to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at Sendas stores; (c) contracts with the Company and Sendas for the purchase of energy sold on the free market.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

(v)	Puntos Colombia: Éxito's customer loyalty program. Amount related to point redemption and other services.
(vi)	Tuya: Financial institution that is an associate of Éxito. Amount related to participation in business collaboration agreements and expense reimbursement, discount vouchers and others.
(vii)	Casino Group: Receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino Group.
12.	Investments
12.1.	Consolidation basis
12.1.1.	Interest in subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Direct and indirect equity interest - %
			2019	2018
	Companies
	Subsidiaries
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	100.00
	Sendas Distribuidora S.A. (“Sendas”)	Brazil	100.00	100.00
	Bellamar Empreend. e Participações Ltda. (“Bellamar”)	Brazil	100.00	100.00
	CBD Holland B.V. (“CBD Holland”)	Brazil	100.00	100.00
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	100.00
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	100.00
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100.00	100.00
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	100.00	100.00
	Leji Intermediação S.A. ("James Delivery")	Brazil	100.00	100.00
	Cheftime Comércio de Refeições S/A ("Cheftime") See note13.2	Brazil	79.57	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	100.00
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")(*)	Brazil	100.00	-
	Fronteira Serviços Imobiliários Ltda.("Fronteira")(*)	Brazil	100.00	-
	Place2B Serviços Imobiliários Ltda.("Place2B")(*)	Brazil	100.00	-
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	100.00
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	100.00	100.00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colombia	96.57	-
(Acquired on 11/27/2019)	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	94.59	-
	Fideicomiso Lote Girardot	Colombia	96.57	-
	Éxito Viajes y Turismo S.A.S.	Colombia	49.25	-
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	96.57	-
	Gemex O & W S.A.S.	Colombia	96.57	-
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	96.57	-

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	96.57	-
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	96.57	-
	Patrimonio Autónomo Iwana	Colombia	49.25	-
	Patrimonio Autónomo Viva Malls	Colombia	49.25	-
	Patrimonio Autónomo Viva Sincelejo	Colombia	25.12	-
	Patrimonio Autónomo Viva Villavicencio	Colombia	25.12	-
	Patrimonio Autónomo San Pedro Etapa I	Colombia	25.12	-
	Patrimonio Autónomo Centro Comercial	Colombia	25.12	-
	Patrimonio Autónomo Viva Laureles	Colombia	39.40	-
	Patrimonio Autónomo Viva Palmas	Colombia	25.12	-
	Patrimonio Autónomo Centro Comercial Viva	Colombia	44.33	-
	Spice investment Mercosur	Uruguay	96.57	-
	Larenco S.A.	Uruguay	96.57	-
	Geant Inversiones S.A.	Uruguay	96.57	-
	Lanin S.A.	Uruguay	96.57	-
	5 Hermanos Ltda.	Uruguay	96.57	-
	Sumelar S.A.	Uruguay	96.57	-
	Raxwy Company S.A.	Uruguay	96.57	-
	Supermercados Disco del Uruguay S.A.	Uruguay	60.35	-
	Maostar S.A.	Uruguay	30.18	-
	Ameluz S.A.	Uruguay	60.35	-
	Fandale S.A.	Uruguay	60.35	-
	Odaler S.A.	Uruguay	60.35	-
	La Cabaña S.R.L.	Uruguay	60.35	-
	Ludi S.A.	Uruguay	60.35	-
	Semin S.A.	Uruguay	60.35	-
	Randicor S.A.	Uruguay	60.35	-
	Setara S.A.	Uruguay	60.35	-
	Hiper Ahorro S.R.L.	Uruguay	60.35	-
	Ciudad del Ferrol S.C.	Uruguay	59.14	-
	Mablicor S.A.	Uruguay	30.78	-
	Tipsel S.A.	Uruguay	96.57	-
	Tedocan S.A.	Uruguay	96.57	-
	Vía Artika S. A.	Uruguay	96.57	-
	Group Disco del Uruguay S.A.	Uruguay	60.35	-
	Devoto Hermanos S.A.	Uruguay	96.57	-
	Mercados Devoto S.A.	Uruguay	96.57	-
	Geant Argentina S.A.	Argentina	96.57	-
	Libertad S.A.	Argentina	96.57	-
	Onper Investment 2015 S.L	Spain	96.57	-
	Spice España de Valores Americanos S.L.	Spain	96.57	-
	Marketplace Internacional Éxito S.L	Spain	96.57	-
	Carulla Vivero Holding Inc.	British Virgin Islands	96.57	-
	Gelase S. A.	Belgium	96.57	-
Via Varejo (see note 12.3)	Via Varejo S.A. (“Via Varejo”)	Brazil	-	43.23
	Indústria de Móveis Bartira Ltda. (“Bartira”)	Brazil	-	43.23
	VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	Brazil	-	43.23
	Globex Adm. e Serviços Ltda. (“Globex Adm”)	Brazil	-	43.23
	Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	Brazil	-	43.23
	Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	Brazil	-	43.23
	Cnova Comércio Eletrônico S.A. (”Cnova Brazil”)	Brazil	-	43.23

(*) The Group created new operating companies

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Direct and indirect equity interest - %
			2019	2018
	Companies
	Subsidiaries
Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	33.98	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	33.98	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	33.98	33.98
	Cnova France SAS (“Cnova France”)	France	33.98	33.98
	Cdiscount S.A. (“Cdiscount”)	France	33.87	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	33.98	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	33.98	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	33.98	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	23.79	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	23.79	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	23.79	23.79
	Ecdiscoc Comercializadora S.A. (Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	23.78	23.78
	Cnova Pay	France	33.98	33.98
	BeezUP SAS ("BezzUp")	France	33.98	33.98
	CARYA	France	33.87	33.87
	HALTAE	France	33.87	33.87
	C-Logistics (**)	France	28.56	33.87
	NEOSYS	France	17.33	17.33
	Neotech Solutions	Morocco	17.33	17.33
	NEOSYS Tunisie (*)	Tunisia	17.33	-
	C Chez Vous (**)	France	28.56	-
	Phoenix (*)	France	16.99	-
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	35,76	41,92
	Banco Investcred Unibanco S.A. (“BINV”)	Brazil	-	21,62
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	35,76	41,92
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	48,29	-
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	48,29	-
	Cnova N.V (“Cnova Holanda”)	Netherlands	0,18	-

(*) Companies created in 2019 by Cnova N.V

(**) Companies changed interest held in C_logistics by C Chez Vous

12.1.2.	Associates

Investments in associates are accounted for under the equity method when Group exercises significant influence, but not control, and (a) it is part of the shareholders’ agreement, appointing certain officers and having voting rights in certain relevant decisions; and (b) it has power to participate in the operational and financial decisions. The Group’s relevant associates are: i) FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”), ii) Cnova N.V. which holds mainly on e-commerce in France and (iii) Tuya, financial institution invested of Éxito. Associates have no restriction on transfer resources to the Company, for example, in the form of dividends.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	2019	2018	2019	2018	2019
				Restated

Current assets	7,085	5,952	3,271	3,121	3,943
Noncurrent assets	51	59	2,587	1,947	100
Total assets	7,136	6,011	5,858	5,068	4,043

Current liabilities	6,185	5,279	5,819	5,127	1,426
Noncurrent liabilities	20	10	867	757	2,146
Shareholders’ equity	931	722	(828)	(816)	471
Total liabilities and shareholders’ equity	7,136	6,011	5,858	5,068	4,043

	FIC			Cnova N.V.			Tuya
Statement of operations:	2019	2018	2017	2019	2018	2017	2019
					Restated	Restated

Revenues	1,207	969	988	9,689	9,370	7,337	698
Operating income	441	398	240	(24)	(73)	(111)	87
Net income for the year	263	218	139	(288)	(147)	(406)	(14)

In applying the equity method in FIC, the special goodwill reserve of R$122 recorded by FIC is deducted from its shareholders’ equity, since it represents Itaú Unibanco’s exclusive right. The investments in Tuya and Cnova N.V. includes the goodwill acquired in the business combination totaling R$71 and R$11, respectively.

12.2.	Breakdown of investments and rollfoward:
	FIC	BINV	Tuya	Puntos Colombia	Other (*)	Total
Balances at 12.31.2017 – restated(**)	155	-	-	-	(200)	(45)
Share of profit (loss) of associates – continuing operation	79	-	-	-	(51)	28
Share of profit of associates – discontinued operation	32	8	-	-	-	40
Dividends and interest on own capital - continuing operation	(25)	-	-	-	-	(25)
Dividends and interest on own capital - discontinued operation	(12)	-	-	-	-	(12)
Share of other comprehensive income	(7)	-	-	-	(28)	(35)
Assets held for sale and discontinued operations	(19)	(8)	-	-	-	(27)
Balances at 12.31.2018 – restated(**)	203	-	-	-	(279)	(76)
Share of profit (loss) of associates – continuing operation	106	-	(7)	2	(99)	2
Share of profit of associates – discontinued operation	12	4	-	-	-	16
Dividends and interest on own capital - continuing operation	(20)	-	-	-	-	(20)
Dividends and interest on own capital - discontinued operation	(3)	-	-	-	-	(3)
Share of other comprehensive income	-	-	9	-	(8)	1
Investment acquisition	-	-	305	-	11	316
Assets held for sale and discontinued operations	(9)	(4)	-	-	-	(13)
Balances at 12.31.2019	289	-	307	2	(375)	223

(*) Includes losses on the investment in associate Cnova N.V. of R$385 on December 31, 2019 (R$279 on December 31, 2018).

(**) Adoption of IFRS 16. Note 4.2

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

12.3.	Sale of investment in Via Varejo:

In June 2019, the Company concluded the sale of its subsidiary Via Varejo, through an auction held at B3 SA - Brasil, Bolsa, Balcão, at a price of R$4.90 Reais per share, totaling R$2,300. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398, net of the effect of income taxes of R$199 (see note 21) and related costs. Such gain was presented in the results of discontinued operations (see note 33).

There are certain agreements between the Company and Via Varejo that were signed when it was part of the Group, and a related party, being the more significant: i) Corporate collaterals granted by the Company to guarantee obligations in operational agreements under responsibility of Via Varejo, with maturities and performance terms to be met by that company over time, in the amount up to R$ 2 billion. The collaterals are not past due, neither being executed against the Company. Management has already taken the necessary legal steps, according to the previous agreements, to extinguish the guarantees as expected in the change of control; ii) Operational agreement regulating the use of GPA brands by Via Varejo, being in force until 2026, iii) Equity interest held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD S.A.(“FIC”), and iv) Hold harmless clauses in the Shareholders´ Agreements signed in 2010, in the occasion of the merger between Globex and Casas Bahia, in relation to previously existing contingencies. Management has been accruing for the probable losses as disclosed in Note 22.6, as well as recording rights related to periods before the signature of the Shareholders´ Agreement. Referred reciprocal guarantees´ obligations will continue as long as the processes covered by such agreement have not ended.

13.	Business Combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportional interest in the acquiree's identifiable net assets. The acquisition-related costs are expensed as incurred in statement of operation.

When the Group acquires a business, it assesses the assets acquired and liabilities assumed for the appropriate classification and designation in accordance with contractual terms, economic circumstances and relevant conditions at the acquisition date. This includes the segregation of any embedded derivates identified in the agreements or contracts of the acquiree.

Any contingent consideration is recognized at fair value on the acquisition date as part of the business combination. Subsequent changes in the fair value of any contingent consideration classified as an asset or a liability that is a financial instrument is recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previously held interest in the acquiree. If the fair value of the net assets acquired is in excess of the aggregated consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the cash generating unit that are expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned those units.

When goodwill is part of a cash-generating unit and part of the operation of this unit is sold, the goodwill related to the part is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation to the total of the cash-generating unit which was retained.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

13.1.	Acquisition of Almacenes Éxito - Colombia

On June 26, 2019, following a recommendation from the Company's controlling shareholder, it was presented to the GPA Board of Directors a transaction through which GPA launched a tender offer over the shares of Grupo Éxito aiming at the simplification of the structure of the Casino Group in Latin America, a significant improvement in governance of the Company and an increase in the basis of potential investors.

As Grupo Éxito was previously controlled by the Company´s controlling shareholders and transactions under common control are not provided for in IFRS, Company evaluated the purpose of the transaction, which did not have a purpose of merely corporate reorganization, which have been treated at cost historically by the Company, but the acquisition of Éxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), to acquire, in cash, up to the totality of Éxito’s shares, a listed company located in Colombia. Due to the economic substance, the Company has elected an accounting policy election and recorded this transaction as a business combination pursuant to IFRS 3.

The transaction also involved the acquisition by Casino of the Éxito’s indirect equity interest in GPA at the price of R$113 Reais per share.

On July 23, 2019, a material fact informed that the Board of Directors of GPA, based on the favorable recommendation from the Special Independent Committee and within range of price originally endorsed by GPA's executive board, proposing that its operational subsidiary Sendas Distribuidora to launch a tender offer, in cash, to acquire up to all of the shares of Éxito, for the price of 18,000 Colombian pesos per share (equivalent to R$21.68 Reais on the date of purchase).

Continuing the transaction, on September 12, 2019, the Board of Directors and the Éxito’s general shareholders' meeting approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed.

Since in this transaction the Company was exposed to Colombian pesos (“COP”) during the tender offer period, on July 24, 2019, the financial committee approved the realization of a cash flow hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure.

On November 27, 2019, the tender offer was settled, and shareholders representing 96.57% of Éxito's capital stock accepted the terms proposed. This adhesion represented a disbursement by Sendas of 7,780 billion Colombian pesos, amount equivalent to R$9.5 billion (taking into account the exchange rate of December 31, 2019). On the same date, previously to the settlement of the tender offer, subsidiaries of Casino acquired all of the shares of GPA held directly and indirectly by Éxito for the price, net of debt, of US$1,161 million (equivalent to R$4.9 billion based on the exchange rate on the date of the transaction).

Context of the acquisition

Almacenes Éxito S.A. operates more than 650 stores in Colombia, Uruguay and Argentina, in addition to shopping centers, having also a significant investment in a loyalty and financial company, in addition to its own brands with successful participation.

The Company started to consolidate Éxito's as of December 1, 2019, consolidating one month of profit or losses in the Statement of operations. Net sales were R$2,151 in this period, and net income was R$71. If Éxito had been consolidated as of January 1, 2019, the contribution to the statement of operations would have been R$18,388 on net sales and R$178 on net income from continuing operations.

Determination of the consideration transferred by the acquisition

The cash consideration has been adjusted for the dividends received related to the year of 2018 and the effect of the cash flow hedge entered into to hedge the exposure on changes in foreign exchange rates, as shown below:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

12.31.2019
Cash consideration	9,268
Cash flow hedge effect	145
9,413
Dividends related to 2018	(42)
Total cash consideration transferred	9,371

Fair values of identifiable assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed from Éxito, on the date of the business combination, are as follows:

Balance after purchase price allocation
Assets:
Cash and cash equivalents	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred income tax and social contribution	1,353
Related parties	137
Other noncurrent assets	111
Investments in associates	316
Investment properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463

Liabilities:
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payables	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	2,100
Provisions for contingencies	103
Noncurrent lease liabilities	1,540
Other noncurrent liabilities	28
14,699
Net assets	11,764
(-) Attributed to non-controlling shareholders	(2,558)
Net assets	9,206

a)	Tradename - These includes the brands Surtimax, Super Inter, Surti Mayorista, Viva, Frescampo, Éxito and Carulla in Colombia, Libertad brand in Argentina and Disco in Uruguay. In addition, it also includes the brands Éxito, Bronzini, Frescampo, Ekono, Arkitect and Carulla. Tradenames have an indefinite useful life.

b)	Investment properties and real estate properties - Éxito Group has real estate assets in galleries and shopping malls for the purpose of being leased. Such assets have high commercial relevance as they are located in prime areas.
F-49

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

c)	Investment in Banco Tuya - fair value was estimated using the incoming approach method.
d)	Leases liabilities - Lease liabilities were re-measured using the incremental borrowing rate at the date of acquisition.

The non-controlling interests was measured at fair value on the date of acquisition, as shown below:

Total consideration transferred - 96.57%	9,371
Fair value of the Company - 100%	9,706
Non-controlling interest at fair value	335

Goodwill identified

The Company recorded a residual goodwill of R$165; which has been determined as follows:

Fair value of net assets acquired	11,764
(-) Attributed to non-controlling shareholders	(2,223)
9,541
Remaining non-controlling interest	(335)
Net assets	9,206
Total consideration transferred for the acquisition of control of Éxito	9,371
Goodwill	165

Goodwill is disclosed in the balance sheet as intangible assets and it is not deductible for tax purposes, except on the sale of the investment.

The acquisition-related costs totaled R$198 and were recognized as other operating expenses (note 28).

13.2.	Cheftime and James Delivery

The Company acquired, respectively, the control of James Delivery in 2018, which is a delivery company and Cheftime in 2019, which provides gastronomic kits. The net assets of such companies (representing approximately R$1) and the considerations for the acquisition were measured and concluded during 2019 resulting in Goodwill of approximately R$41.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

14.	Investment properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation and impairment loss, if any. The cost of investment properties acquired in a business combination is determined at fair value, in accordance with IFRS 3 - Business combination.

Investment properties are written off when they are sold or no longer used and no future economic benefit is expected from its use. An investment property is also classified as held for sale when there is an intention and plan to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations in the period in which the asset is disposed of.

The investment properties of the Group correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The fair value of investment properties is measured based on assessments performed by third parties.

	Balance at 2018	Additi-ons	Depreciation	Business combination	Exchange rate changes	Transfers	Balance at 2019

Land	6	2	-	643	11	(6)	656
Buildings	10	10	(4)	2,319	45	5	2,385
Improvements	4	-	-	-	-	(4)	-
Construction in progress	-	-	-	10	-	-	10
Total	20	12	(4)	2,972	56	(5)	3,051

	2019			2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	656	-	656	6	-	6
Buildings	2,400	(15)	2,385	20	(10)	10
Improvements	-	-	-	4	-	4
Construction in progress	10	-	10	-	-	-
Total	3,066	(15)	3,051	30	(10)	20

During December 2019, the net result generated by investment properties owned by Éxito and its subsidiaries are as follows:

Lease revenue	31
Operating expenses from investment properties that generate revenue	(4)
Operating expenses from investment properties that do not generate revenue	(12)
Net result generated by investment properties	15

As of December 31, 2019, the fair value of investment properties was substantially reported by Éxito and totaled R$3,047.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

15.	Property and equipment

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

Asset category	Useful life (in years)
Buildings	40
Leasehold improvements	24
Machinery and equipment	8
Facilities	12
Furniture and fixtures	9
Others	5

Property and equipment items and eventual significant parts are written off when sold or no future economic benefits are expected from its use. Any gains or losses arising from the disposals of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of property and equipment items for fiscal year 2019 and no significant changes were deemed necessary.

Interest on borrowings and financing directly attributable to the acquisition, construction of an asset that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

15.1.	Impairment of non-financial assets

Impairment testing is designed so that the Group can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Group’s activities.

The Group tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an impairment loss is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The impairment test for intangibles including goodwill is presented in note 16.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

• Step 1: the book value of properties in rented stores was compared to a sales multiple (30% to 35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their book value and owned stores, a more detailed test is made, as described in Step 2 below.

• Step 2: the Group considers the highest value between: a) the discounted cash flows of stores using sales growth average 4.8% (5.5% in 2018) for periods exceeding the next five years and a discount rate of 8.4% (10.1% in 2018) and b) a valuation prepared by independent experts for owned stores.

The Group assessed if any of its long-lived assets were impaired at December 31, 2019 and concluded that the recognition of an impairment loss was not needed.

Impairment losses are recognized in profit or loss for the year consistent with the function of the respective impaired asset. Previously recognized impairment losses are reversed only if there is a change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 2018	Additions	Business combination	Remeasure-ment	Depreciation	Write-offs	Transfers(*)	Exchange rate changes	Deconsolidation Via Varejo	Balance at 2019
	Restated

Land	1,366	75	2,277	-	-	(30)	(36)	40	-	3,692
Buildings	1,773	237	2,934	-	(67)	(29)	(29)	51	(1)	4,869
Leasehold improvements	3,843	634	334	-	(332)	(382)	407	-	(63)	4,441
Machinery and equipment	1,308	445	672	-	(264)	(36)	180	10	(34)	2,281
Facilities	501	86	64	-	(59)	(16)	30	(2)	(24)	580
Furniture and fixtures	595	163	300	-	(100)	(21)	80	6	(16)	1,007
Construction in progress	176	789	154	-	-	(6)	(903)	3	62	275
Other	59	32	6	-	(24)	(2)	7	-	(4)	74
Total	9,621	2,461	6,741	-	(846)	(522)	(264)	108	(80)	17,219

Lease – right of use:
Buildings	4,422	792	1,727	832	(525)	(152)	52	32	(157)	7,023
Equipment	9	15	25	-	(5)	-	-	1	-	45
Land	-	-	3	-	-	-	-	-	-	3
	4,431	807	1,755	832	(530)	(152)	52	33	(157)	7,071
Total	14,052	3,268	8,496	832	(1,376)	(674)	(212)	141	(237)	24,290

(*) R$131 corresponds to transfers to intangible assets (see note 16) and R$142 refers to transfers to assets held for sale

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 2017	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations	Balance at 2018
	Restated							Restated

Land	1,362	46	-	-	(56)	13	1	1,366
Buildings	1,770	175	-	(57)	(71)	(46)	2	1,773
Leasehold improvements	3,492	479	-	(292)	(124)	361	(73)	3,843
Machinery and equipment	1,262	182	-	(235)	(79)	292	(114)	1,308
Facilities	487	76	-	(54)	(20)	27	(15)	501
Furniture and fixtures	540	92	-	(84)	(26)	116	(43)	595
Construction in progress	126	809	-	-	(13)	(755)	9	176
Other	64	39	-	(24)	(31)	(8)	19	59
Total	9,103	1,898	-	(746)	(420)	-	(214)	9,621

Lease – right of use:
Buildings	4,174	338	821	(441)	(57)	(2)	(411)	4,422
Equipment	15	-	-	(5)	(1)	-	-	9
	4,189	338	821	(446)	(58)	(2)	(411)	4,431
Total	13,292	2,236	821	(1,192)	(478)	(2)	(625)	14,052

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	2019			2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	3,692	-	3,692	1,366	-	1,366
Buildings	5,712	(843)	4,869	2,585	(812)	1,773
Leasehold improvements	7,065	(2,624)	4,441	5,868	(2,025)	3,843
Machinery and equipment	4,864	(2,583)	2,281	2,957	(1,649)	1,308
Facilities	1,065	(485)	580	865	(364)	501
Furniture and fixtures	2,196	(1,189)	1,007	1,287	(692)	595
Construction in progress	275	-	275	176	-	176
Other	256	(182)	74	206	(147)	59
	25,125	(7,906)	17,219	15,310	(5,689)	9,621

Lease – right of use:
Buildings	10,655	(3,632)	7,023	7,449	(3,027)	4,422
Equipment	128	(83)	45	82	(73)	9
Land	6	(3)	3	-	-	-
	10,789	(3,718)	7,071	7,531	(3,100)	4,431
Total	35,914	(11,624)	24,290	22,841	(8,789)	14,052

15.2.	Guarantees

At December 31, 2019 and 2018, the Group had collateralized property and equipment items in relation to certain legal claims, as disclosed in note 22.8.

15.3.	Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2019 were R$26 (R$22 for the year ended December 31, 2018). The rate used for the capitalization of borrowing costs was 136.11% of Brazilian CDI (101.78% in 2018), corresponding to the effective interest rate of the Group’s borrowings. The effective interest rate was 6.06% in 2019 (6.54% in 2018)

15.4.	Additions to property and equipment for cash flow presentation purposes are as follows:
	2019	2018
		Restated
Additions (i)	3,268	2,236
Lease	(806)	(519)
Capitalized borrowing costs	(26)	(22)
Property and equipment financing - Additions (ii)	(2,116)	(1,482)
Property and equipment financing - Payments (ii)	2,142	1,436
Total	2,462	1,649

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.
F-56

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

15.5.	Other information

At December 31, 2019, the Group recorded in cost of sales an amount of R$147 (R$126 at December 31, 2018) related to the depreciation of its machinery, buildings and facilities related to the distribution centers.

16.	Intangible assets

Intangible assets acquired separately are measured at cost, less amortization and impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

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

Software development costs recognized as assets are amortized over their useful lives (5 to 10 years). The weighted average amortization rate is 10.82%, beginning the amortization when the assets become operational.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 2018	Additions	Business combination (*)	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer (***)	Deconsolidation Via Varejo	Balance at 2019

Goodwill	1,148	-	165	-	-	-	3	(1)	-	1,315
Tradename	39	-	2,949	-	-	-	66	8	-	3,062
Commercial rights (note 16.2)	111	24	-	-	-	-	-	-	-	135
Software	621	274	60	(110)	(7)	-	1	124	(75)	888
	1,919	298	3,174	(110)	(7)	-	70	131	(75)	5,400
Right of use:
Right of use Paes Mendonça (**)	819	-	-	(45)	-	6	-	-	-	780
Software	80	-	-	(24)	(1)	-	-	-	1	56
	899	-	-	(69)	(1)	6	-	-	1	836
Total	2,818	298	3,174	(179)	(8)	6	70	131	(74)	6,236

(*) See note 13.1

(**)Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores for a 30-years term

(***) Refers substantially to transfers from property and equipment (see note 15).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 2017	Additions	Company acquisition (*)	Amortization	Write-off	Transfer	Assets held for sale and discontinued operations	Balance at 2018
	Restated							Restated

Goodwill	1,107	-	41	-	-	-	-	1,148
Tradename	39	-	-	-	-	251	(251)	39
Commercial rights (note 16.2)	86	24	-	(5)	-	6	-	111
Software	551	534	-	(91)	(29)	(256)	(88)	621
	1,783	558	41	(96)	(29)	1	(339)	1,919
Right of use:
Right of use Paes Mendonça (**)	-	179	-	(7)	-	647	-	819
Software	95	-	-	(27)	-	12	-	80
	95	179	-	(34)	-	659	-	899
Total	1,878	737	41	(130)	(29)	660	(339)	2,818

(*) See note 13.2.

(**)Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores for a 30-years term

	2019			2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
					Restated

Goodwill	2,425	(1,110)	1,315	2,259	(1,111)	1,148
Tradename	3,062	-	3,062	39	-	39
Commercial rights (note 16.2)	135	-	135	111	-	111
Software	1,715	(827)	888	1,200	(579)	621
	7,337	(1,937)	5,400	3,609	(1,690)	1,919
Lease-right of use:
Right of use Paes Mendonça (**)	836	(56)	780	832	(13)	819
Software	321	(265)	56	225	(145)	80
	1,157	(321)	836	1,057	(158)	899
Total intangibles	8,494	(2,258)	6,236	4,666	(1,848)	2,818
16.1.	Impairment assessment on intangible assets with indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 15 Property and equipment.

For impairment testing purposes, goodwill acquired through business combinations and licenses (brands) with indefinite life were allocated to a group of cash generating units, which correspond to our operating segments. They are retail and Cash and Carry, referring to the “ASSAÍ” brand.

CGU’s recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by Board of Directors for the next three years. The discount rate used on cash flow projections was 8.4% (10.1% in 2018), and the cash flows exceeding the three-year period are extrapolated using a 4.8% growth rate (5.5% on December 31, 2018).  Based on this analysis no impairment charges were recorded.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5 percentage points increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

16.2.	Commercial right

Commercial rights are the right to operate the stores under acquired rights, or through business combinations.

Commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a defined useful life are tested using the same assumptions for the Company's impairment test, following the term of use of these assets.

16.3.	Additions to intangible assets for cash flow presentation purposes:
	2019	2018
		Restated

Additions	298	737
Lease	(1)	-
Intangible assets financing - Addition	(23)	(59)
Intangible assets financing - Payments	46	37
Total	320	715

17.	Trade payables, net
	2019	2018

Product suppliers	14,371	9,662
Service suppliers	977	491
Bonuses from suppliers (note 17.2)	(461)	(907)
	14,887	9,246

17.1.	Agreement between suppliers, the Group and banks

The Group entered into certain agreements with financial institutions in order to allow suppliers to use the Group's lines of credit, and to anticipate receivables arising from the sale of goods and services, the Group.

These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the receivables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

The Group also has commercial transactions increasing payment terms, as part of its commercial activities, without financial charges.

17.2.	Bonuses from suppliers

It includes considerations and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing campaigns, freight reimbursements, and other similar programs. The settlement of these receivables is through offsetting the amounts payable to suppliers, according to the terms of supply agreements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

18.	Borrowings and financing
18.1.	Debt breakdown
	Weighted average rate	2019	2018
			Restated

Debentures, certificate of agribusiness receivables and promissory notes (note 18.4)	129.34% of CDI (i)	11,863	4,146
		11,863	4,146

Borrowings and financing
Local currency
BNDES	4.01% per year	27	37
Working capital	124.4% of CDI (i)	1,008	238
Working capital	TR (ii) + 9.80 % per year	99	112
Swap contracts (note 18.7)	101.44%	(12)	(11)
Unamortized borrowing costs		(22)	(3)
		1,100	373
Foreign currency (note 18.5)
Working capital	3.14% per year	846	843
Working capital	IBR 3M (iii) + 2%	323	-
Credit letter		12	-
Swap contracts (note 18.7)	118.27% of CDI (i)	(15)	(76)
Swap contracts (note 18.7)	IBR 3M (iii) + 2%	(19)	-
NDF Contracts – Derivatives		(1)	-
Unamortized borrowing costs		(1)	-
		1,145	767
Total		14,108	5,286

Current assets		73	43
Noncurrent assets		13	44
Current liabilities		3,488	1,981
Noncurrent liabilities		10,706	3,392

(i)	CDI: Certificate of Interbank Deposit
(ii)	TR: Referential rate
(iii)	Reference Bank Index in Colombia for 3 months

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

18.2.	Changes in borrowings
At December 31, 2018	5,438
Adjustment related to IFRS 16	(152)
Restated opening balance	5,286
Additions	13,604
Accrued interest	678
Accrued swap	(11)
Mark-to-market	(47)
Monetary and exchange rate changes	(13)
Borrowing cost	31
Interest paid	(504)
Payments	(9,551)
Swap paid	103
Business combination	4,527
Exchange rate changes	80
Deconsolidation Via Varejo	(75)
At December 31, 2019	14,108

At December 31, 2017	4,560
Adjustment related to IFRS 16	(195)
Restated opening balance	4,365
Additions	9,139
Accrued interest	619
Accrued swap	(126)
Mark-to-market	12
Monetary and exchange rate changes	167
Borrowing cost	13
Interest paid	(758)
Payments	(7,920)
Swap paid	(9)
Liabilities related to assets held for sale and discontinued operations (note 33)	(216)
At December 31, 2018 - restated	5,286

18.3.	Maturity schedule of noncurrent borrowings and financing
Year

From 1 to 2 years	3,596
From 2 to 3 years	3,444
From 3 to 4 years	2,773
From 4 to 5 years	386
After 5 years	559
Subtotal	10,758

Unamortized borrowing costs	(65)
Total	10,693
F-62

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

18.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in Reais)	2019	2018

13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	-	-	1,014
14th Issue of Debentures – CBD	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,010	1,091	1,094
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,027	821	824
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% of CDI	1,016	712	714
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	107.4% of CDI	1,017	508	510
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,061,280	849	-
1st Issue of Promissory Notes – Sendas (1nd serie)	No preference	50	1	07/04/19	07/03/20	CDI + 0.72% per year	51,537,614	52	-
1st Issue of Promissory Notes – Sendas (2nd serie)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	51,537,614	52	-
1st Issue of Promissory Notes – Sendas (3nd serie)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	51,537,614	52	-
1st Issue of Promissory Notes – Sendas (4nd serie)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	51,537,614	258	-
1st Issue of Promissory Notes – Sendas (5nd serie)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	51,537,614	206	-
1st Issue of Promissory Notes – Sendas (6nd serie)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	51,537,614	206	-
1st Issue of Debentures – Sendas (1nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/20	CDI + 1.60% per year	500	1,001	-
1st Issue of Debentures – Sendas (2nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	1,022	2,044	-
1st Issue of Debentures – Sendas (3nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	1,023	2,046	-
1st Issue of Debentures – Sendas (4nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	1,024	2,047	-
Borrowing costs								(82)	(10)
Total								11,863	4,146

Current liabilities								2,287	1,068
Noncurrent liabilities								9,576	3,078

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

Principal is paid in full on maturity date with semi-annually interest payments (13th, 14th, 15th and 16th issue of CBD).

The 14th issues can be early redeemed, at any time, the 15th issue could be redeemed starting on December 15, 2018 and the16th on December 10, 2018.

On April 17, 2017, CBD launched the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Certificate of Agribusiness Receivables with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The proceeds were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein from rural producers and cooperatives. The amount of R$ 1,080 was paid on April 13, 2020, with interest of 96% of the CDI.

On January 17, 2018, CBD performed the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie. The resources are used to increase working capital and to extend the indebtedness profile. The amount of R$ 800 has maturity on January 15, 2021, with interest of 104.75% of CDI that will be paid semiannually.

On September 11, 2018, CBD launched the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two series. The proceeds were used to increase working capital and extend the indebtedness profile. The total amount of R$ 1,200, being the first serie matures on September 10, 2021 and the second serie matures on September 10, 2022, with interest of 106.00% of CDI for the first serie and 107.40% for the second serie with semiannually payment.

In the third quarter of 2019, occurred the first issue of commercial promissory notes of Sendas in 6 series, with a nominal value of R$50 to R$250 and a total of R$800.

On December 17, 2018, CBD approved the 4th issue of promissory notes in a single serie. The resources are used to increase working capital and extend the indebtedness profile. The total amount was R$800, has maturity on January 9, 2022 and interest of 105.75% of CDI.

In the period, there was also the first issue of Sendas of simple, not convertible debentures into shares, in four series with a nominal value of R$2,000 Reais each, with a maturity between 1 and 4 years, totaling of R$8,000. These funds were used to finance the acquisition of Éxito shares in connection with the proposed reorganization operations in Latin America, as disclosed in note 13.1.

18.5.	Borrowings in foreign currencies

On December 31, 2019 the Group has loans in foreign currencies (US dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

18.6.	Guarantees

The Group has signed promissory notes for some loan contracts.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

18.7.	Swap contracts

The Group uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2019 was 5.96% (6.42% as of December 31, 2018).

18.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2019, GPA complied with these ratios.

18.9.	Total Return Swap (“TRS”)

The Group sold 50.000.000 shares, representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of R$ 218. On December 21, 2018 a Total Return Swap ("TRS") agreement was signed with a bank for the same number of shares. The contract was fully settled during the month of February 2019.

On February 20, 2019, the Board of Directors approved a new TRS agreement, authorizing the sale of 40,000,000 common shares of Via Varejo held by the Company, corresponding to 3.09% of Via Varejo share capital, for the amount of R$200. This sale was carried out on the B3 on February 25, 2019. Although the ownership of the shares was transferred to the Bank, the Group bears the risk of changes to market value of the shares in the future sales made by the bank that, based on IFRS 9, determines that the shares should not be derecognized. In April 2019 the balance was settled.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

19.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2019	2018
		Restated
Financial assets:
Amortized cost
Related parties - assets	104	34
Trade receivables and other receivables	924	695
Others assets	51	-
Fair value through profit or loss
Cash and cash equivalents	7,954	4,369
Financial instruments – Fair value hedge	86	87
Others assets	2	-
Fair value through other comprehensive income
Trade receivables - credit card companies and sales vouchers	377	123
Others assets	19	-
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(215)	(145)
Trade payables	(14,887)	(9,246)
Financing for purchase of assets	(231)	(149)
Debentures and promissory notes	(11,863)	(4,146)
Borrowings and financing	(1,348)	(271)
Lease	(8,667)	(5,787)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlying)	(944)	(956)
Financial instruments – Fair Value Hedge – liabilities side	(39)	-
Suppliers financial instruments - Fair value hedge - liabilities side	(8)	-
Disco Group put option (*)	(466)	-

(*) See note 19.3.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3. The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions.

19.1.	Considerations on risk factors that may affect the business of the Group

(i)	Credit risk
•	Cash and cash equivalents: in order to minimize credit risk, the Group adopts investment policies at financial institutions approved by the Group’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Group sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Group monitor the risk through the credit concession and by periodic analysis of the provision for losses.
•	The Group also has counterparty risk related to the derivative instruments; which is mitigated by the Group’s carrying out transactions, according to policies approved by governance boards.
•	There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.
(ii)	Interest rate risk

The Group obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Group is, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)	Foreign currency exchange rate risk

The Group is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Group uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

Éxito Group uses derivatives to hedge foreign currency exchange rate on goods imports.

(iv)	Capital risk management

The main objective of the Group’s capital management is to ensure that the Group maintain its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Group manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The Group capital structure is as follows:

	2019	2018
		Restated

Cash and cash equivalents	7,954	4,369
Financial instruments – Fair value hedge	39	87
Borrowings and financing	(14,155)	(5,373)
Other liabilities with related parties (*)	(124)	(138)
Net financial debt	(6,286)	(1,055)
Shareholders’ equity	(13,548)	(13,159)

Net debt to equity ratio	46%	8%

(*) Represents amount payable to Greenyellow related to the purchase of equipment.

a.	Liquidity risk management

The Group manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Group’s financial liabilities as at December 31, 2019.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings	1,249	1,054	407	2,710
Debentures and promissory notes	2,675	10,694	312	13,681
Derivative financial instruments	3	(13)	(3)	(13)
Lease liabilities	1,747	5,483	9,444	16,674
Trade payables	14,887	-	-	14,887
Total	20,561	17,218	10,160	47,939
b.	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

At December 31, 2019 the notional amount of these contracts was R$955 (R$883 at December 31, 2018. These transactions are usually contracted under the same terms of amounts, maturities, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Group’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Group calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2019 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt, which is the hedged item, is also adjusted to fair value.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

		Notional value		Fair value
		2019	2018	2019	2018
Fair value hedge
Hedge object (debt)		955	883	944	955

Long position (buy)
Prefixed rate	TR + 9.80% per year	127	127	99	112
US$ + fixed	USD + 3.14 % per year	828	756	846	843
		955	883	945	955
Short position (sell)
	118.7% of CDI	(955)	(883)	(917)	(868)

Hedge position - asset		-	-	57	87
Hedge position - liability		-	-	(29)	-
Net hedge position		-	-	28	87

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2019 are recorded as financial income or expenses and the balance receivable at fair value is R$28 (receivable from R$87 as of December 31, 2018). Assets are recorded as “Financial instruments” and liabilities as “Borrowings and financing”

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2019 resulted in a gain of R$24 (gain of R$6 as of December 31, 2018).

v)	Fair value of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value is calculated using projected the future cash flows, using the CDI curves and discounting to present value, using CDI market rates for swaps both disclosed by B3.

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

19.2.	Sensitivity analysis of financial instruments

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

For the probable scenario, weighted exchange rate was R$4.47 on the due date, and the interest rate weighted was 4.89% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The Group disclosed the net exposure of the derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

(i)	Other financial instruments

Transactions	Risk (CDI variation)	Balance at 2019	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.44% of CDI	(86)	(211)	(214)	(218)
Fair value hedge (exchange rate)	118.27% of CDI	(831)	(860)	(904)	(916)
Debentures and promissory notes	132.69% of CDI	(10,853)	(11,380)	(11,512)	(11,644)
Debentures (2nd issue CRA)	96.00% of CDI	(1,091)	(1,142)	(1,154)	(1,167)
Bank loans	124.49% of CDI	(1,008)	(1,058)	(1,071)	(1,083)
Total borrowings and financing exposure		(13,869)	(14,651)	(14,855)	(15,028)

Cash and cash equivalents (*)	89.94% of CDI	4,471	4,468	4,717	4,766
Net exposure		(9,398)	(10,183)	(10,138)	(10,262)
Net effect - loss			(785)	(740)	(864)

(*) Weighted average

The Éxito Group's sensitivity analysis considers the economic environment in which this company operates. In scenario I, the observable rates are used. In scenario II it is considered an increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 4.134%.

Scenario II: 0.4134% increase in IBR and for Libor at 90 days an increase of 0.1763%

Scenario III: 0.4134% decrease in IBR and for Libor at 90 days a decrease of 0.1763%

		Market projection
Transactions	Balance 2019	Scenario I	Scenario II	Scenario III

Bank loans and swap	(320)	(320)	(321)	(320)

19.3.	Fair value measurements

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

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable,

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, for which the fair value is disclosed in the consolidated financial statements:

	Carrying amount	Fair value
	12.31.2019	12.31.2019	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	377	377	2
Cross-currency interest rate swap	15	15	2
Interest rate swaps	25	25	2
Forward between Currencies	(1)	(2)	2
Borrowings and financing (FVPL)	(944)	(944)	2
Borrowings and financing and debentures (amortized cost)	(13,211)	(12,528)	2
Disco Group put option (*)	(466)	(466)	3
Total	(14,205)	(13,523)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A., Éxito Group’s subsidiary has a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option is presented in “Acquisition of non-controlling interest”.

There were no changes between the fair value measurements hierarchy levels during the year ended December 31, 2019.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

19.4.	Consolidated position of derivative transactions

The Group has derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Tokyo Bank, Scotiabank, Credit Agricole Corporate, Bogotá Bank, BBVA, BNP, Davivenda, Bancolombia, HSBC and Corficolombia.

The outstanding derivative financial instruments are presented in the table below:

Risk	Notional (millions)	Due date	2019	2018

Debt
USD - BRL		2019	-	43
USD - BRL	US$ 210	2020	16	33
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	10	9
Derivatives - Fair value hedge - Brazil			28	87

Debt
USD - COP	US$ 211	2020	20	-
USD - COP	US$ 3	2022	1	-
Interest rate - COP	COP 673.109	2020	(1)	-
Interest rate - COP	COP 138.440	2021	(1)	-
			19	-

Trade payables
EUR - COP	EUR 2	2020	-	-
USD - COP	USD 56	2020	(8)	-
			(8)	-

Derivatives – Éxito Group			11	-

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

20.	Taxes and contributions payable and taxes payable in installments

In Brazil, revenue from sales of goods or services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each state and city, as well as contributions for the Social Integration Program (“PIS”) and Social Security Financing (“COFINS”), and are presented as a reduction of sales revenue.

Revenue and expenses are recognized net of taxes, except when the sales tax paid on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as cost or expense item, as applicable.

20.1.	Taxes and contributions payable and taxes payable in installments are as follows:
	2019	2018

Taxes payable in installments - Law 11,941/09 (ii)	355	432
Taxes payable in installments – PERT(i)	162	169
ICMS	96	88
PIS and COFINS	7	8
Provision for income tax and social contribution	-	115
Withholding Income Tax	1	2
INSS	6	4
Other	60	23
Taxes payable – Éxito Group (*)	220	-
	907	841

Current	531	370
Noncurrent	376	471

(*) mainly refers to withholding tax in the amount of R$ 75, municipal tax in the amount of R$ 86 and VAT in the amount of R$ 51.

(i)	In 2017, the Group decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program. The program allows the payment of certain taxes in monthly installments, and granted discounts on interest and penalties. The Group included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF(Contribuição provisória sobre movimentação financeira) and other claims - (See note 22.2). The PERT liability is being settled in monthly installments up to 12 years. The Group is in compliance with the obligations assumed under the PERT Program. The decision to apply to the PERT Program and the Federal taxes installment payment program resulted in the recognition of a loss of R$183 in 2017.
(ii)	Federal tax installment payment program, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, which granted several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance. The program also allows the gains arising from reduction of fines and penalties not to be taxable for income taxes purposes. The Group is in compliance with the terms and conditions of these tax payment program.
F-73

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

20.2.	Maturity schedule of taxes payable in installments in noncurrent liabilities:
From 1 to 2 years	105
From 2 to 3 years	104
From 3 to 4 years	92
From 4 to 5 years	13
After 5 years	62
376

21.	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those enacted or substantially enacted at the balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL, and it is paid by each legal entity. According to tax legislation in Brazil there is not a Group´s Corporate Tax Return, and each legal entity have its own tax obligations.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and relates to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

21.1.	Income tax and social contribution effective rate reconciliation
	2019	2018	2017
		Restated	Restated
Income before income tax and social contribution	760	1,569	619
Income tax and social contribution expense at the nominal rate (*).	(323)	(532)	(231)
Tax penalties	(18)	(22)	(25)
Share of profit of associates	(2)	15	(10)
Interest on own capital	80	93	16
Tax benefits	19	15	-
Other permanent differences	(28)	18	(12)
Effective income tax and social contribution expense	(272)	(413)	(262)

Income tax and social contribution expense for the year:
Current	(96)	(347)	(171)
Deferred	(176)	(66)	(91)
Income tax and social contribution expense	(272)	(413)	(262)
Effective rate	35.79%	26.32%	42.33%

(*)The nominal rate is 34% for subsidiaries located in Brazil, 33% for subsidiaries based in Colombia, 25% for subsidiaries based in Uruguay and 30% for subsidiaries based in Argentina. The Company does not pay social contribution based on a final favorable court decision in the past; therefore, its nominal rate is 25%.

Income tax expense calculated on the sale of Via Varejo totaled R$199 (see note 12.3), presented in the result of discontinued operations.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

21.2.	Breakdown of deferred income tax and social contribution
	2019			2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated

Tax losses and negative basis of social contribution	453	-	453	198	-	198
Provision for contingencies	321	-	321	292	-	292
Goodwill tax amortization	-	(604)	(604)	-	(601)	(601)
Mark-to-market adjustment	-	(7)	(7)	-	(1)	(1)
Technological innovation – future realization	-	(7)	(7)	-	(10)	(10)
Fixed assets, tradename and investment property	-	(1,359)	(1,359)	-	(128)	(128)
Unrealized gains with tax credits	82	(322)	(240)	-	(222)	(222)
Net adjustments of IFRS 16	356	-	356	274	-	274
Cash flow hedge	-	(80)	(80)	-	-	-
Other	117	-	117	112	(139)	(27)
Presumed profit on equity of Éxito	192	-	192	-	-	-
Deferred income tax and social contribution assets (liabilities)	1,521	(2,379)	(858)	876	(1,101)	(225)

Off-set assets and liabilities	(1,184)	1,184	-	(578)	578	-
Deferred income tax and social contribution assets (liabilities), net	337	(1,195)	(858)	298	(523)	(225)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Group’s Board of Directors.

The Company estimates the recovery of the deferred tax assets as follows:

Up to one year	312
From 1 to 2 years	357
From 2 to 3 years	246
From 3 to 4 years	158
From 4 to 5 years	58
Above 5 years	390
1,521

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

21.3.	Movement in deferred income tax and social contribution
	2019	2018	2017
		Restated	Restated
At the beginning of the period	(374)	(269)	(144)
Adjustment related to IFRS 16	149	174	197
Restated opening balance	(225)	(95)	53
Expense for the year – Continuing operations	(176)	(66)	(91)
Expense for the year - Discontinued operations	(122)	(87)	(1)
Tax on discontinued operations	314	61	-
Income tax related to OCI - Continuing operations	1	(1)	1
Income tax related to OCI - Discontinued operations	-	3	1
Special program on tax settlements - PERT - Discontinued operations - use of tax loss	(2)	(2)	(89)
Business combination	(747)	-	-
Exchange rate changes	(18)	-	-
Assets held for sale and discontinued operations	122	84	31
Other	(5)	-	-
At the end of the period	(858)	(225)	(95)

22.	Provision for contingencies

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to the provision is recognized in statement of operations for the year, net of any reimbursement. In case of attorney’s fees in favorable court decisions, the Group’s policy is to record a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the estimated amounts involved in lawsuits in progress.

In order to assess the outcome´s probability the Group considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for contingencies is estimated by the Group’s management, supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2018	828	291	116	1,235
Additions	149	449	162	760
Payments	(41)	(328)	(84)	(453)
Reversals	(274)	(200)	(92)	(566)
Monetary restatement	(10)	66	23	79
Business combination	76	13	14	103
Exchange rate changes	2	-	-	2
Deconsolidation Via Varejo	111	28	6	145
Balance at December 31, 2019	841	319	145	1,305

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2017	637	331	139	1,107
Additions	387	997	362	1,746
Payments	(2)	(812)	(207)	(1,021)
Reversals	(158)	(597)	(262)	(1,017)
Monetary restatement	4	119	37	160
Liabilities related to assets held for sale and discontinued operations (see Note 33)	(40)	253	47	260
Balance at December 31, 2018	828	291	116	1,235
22.1.	Tax

As per prevailing legislation, tax claims are subject to monetary restatement, which refers to an adjustment to the provision for tax claims according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and penalties, when applicable, were computed and fully provisioned.

The main provisioned tax claims are as follows:

PIS, COFINS and others

Correspond to matters related to non-approval of compensation, including amounts of lesser expression, which on December 31, 2019 total R$4 (R$86 on December 31, 2018).

Other tax claims, which, according to the assessment of its external legal counsel, were provisioned by the Group refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on energy bills; (iii) undue credit (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court (v) other minor claims. The amount accrued for these claims as of December 31, 2019 was R$345 (R$340 as of December 31, 2018).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basic food basket” had no right to fully take the ICMS credits on the purchase. The Group, with the assistance of its legal counsel, decided to record a provision in relation to this matter amounting to R$50 as of December 31, 2019 (R$92 as of December 31, 2018). The amounts accrued represent Management’s best estimate of the future probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, this decision did not have a major impact on the Group's financial information, since the amount was fully provisioned.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Group accrued R$268 (R$221 in December 2018) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Supplementary Law 110/2001

The Group claims in court the eligibility to not pay to the Government Severance Indemnity Fund for Employees (FGTS) costs. The accrued amount as of December 31, 2019 is R$96 (R$88 in December 31, 2018).

Éxito Group

Éxito and its subsidiaries discuss tax claims related to value added tax, property tax and industry and commerce taxes in the amount of R$78 on December 31, 2019.

22.2.	Labor and social security taxes

The Group is part in various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2019, the Group recorded a provision of R$319 (R$291 as of December 31, 2018). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when the related amounts can be reasonably estimated, based on past experiences in relation to the amounts claimed.

22.3.	Civil and others

The Group is part in civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. Management records a provision for amounts it considers sufficient to cover unfavorable court decisions, when its internal and external legal counsels assess that a negative outcome is probable.

Among these lawsuits, we highlight the following:

•	The Group is part in various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Group recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property, when its internal and external legal counsels assessed that it is probable that such difference will be actually paid by the Group. As of December 31, 2019, the amount accrued for these lawsuits is R$68 (R$49 as of December 31, 2018), for which there are no corresponding lease deposits.
•	The Group is part of claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Management, with the assistance of its legal counsels, assessed these claims, and recorded a provision. On December 31, 2019 the amount of this provision is R$24 (R$27 on December 31, 2018).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability claims, lawsuits for rental conditions and other matters in the amount of R$17 on December 31, 2019.
•	In relation to the provisioned amounts remaining for other civil jurisdiction claims on December 31, 2019, it is R$36 (R$40 on December 31, 2018).

Total civil lawsuits and other claims as of December 31, 2019 amount to R$145 (R$116 as of December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

22.4.	Possible contingent liabilities

The Group is part of other litigations for which an outcome has been assessed by Management with the support of legal advisors as possible, therefore, the Group has not recorded a provision. Possible losses amounted to R$10,829 as of December 31, 2019 (R$10,671 on December 31, 2018), and are mainly related to:

•	INSS (Social Security Contribution) –The Group was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, totaling R$453, as December 31, 2019 (R$420 as of December 31, 2018). The claims are under administrative and court discussions.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – Group has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,055 as of December 31, 2019 (R$1,021 as of December 31, 2018).
•	COFINS, PIS and IPI – the Group has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, among other minor claims. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,022 as December 31, 2019 (R$1,985 as of December 31, 2018).
•	ICMS – The Group received tax assessment notices by the State tax authorities in relation to: (i) utilization of energy bills credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) purchases of merchandise for resale (own ICMS); (iv) sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,773, as of December 31, 2019 (R$6,582 as of December 31, 2018), which await a decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, penalties for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$123 as December 31, 2019 (R$150 as of December 31, 2018), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Group claims the renewal of rental agreements and setting of rents according to market values in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, totaling R$403 as December 31, 2019 (R$513 as of December 31, 2018).
•	The subsidiary Éxito and its subsidiaries have an amount of R$72 of lawsuits with probability of possible losses on December 31, 2019, mostly related to tax claims.

The Group is part of other tax claims, including the improper tax deduction of goodwill amortization, for which, based on the management’s understanding and assessment of external legal counsel, the Group has the right for an indemnization from its former and current shareholders, related to the years 2007 to 2013. These assessments amounted to R$1,409 on December 31, 2019 (R$1,317 on December 31, 2018).

The Group is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2019, the amount involved in tax proceedings is R$484 (R$399 as of December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The Group engages external legal counsels to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2019 the estimated amount, in case of success in all lawsuits, is approximately R$205 (R$186 as of December 31, 2018).

22.5.	Restricted deposits for legal proceedings

The Group is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Group has recorded judicial deposits as follows.

	2019	2018

Tax	242	237
Labor	474	463
Civil and other	79	76
Total	795	776
22.6.	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	2019	2018	2019	2018	2019	2018

Tax	843	838	9,162	9,033	10,005	9,871
Labor	-	3	539	190	539	193
Civil and other	11	12	469	433	480	445
Total	854	853	10,170	9,656	11,024	10,509

The cost of letter of guarantees is approximately 0.59% per year of the amount of the lawsuits and is recorded as financial expense.

22.7.	Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Group has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the Attorney General . The Group and its external legal counsel believe that the decision on this appeal will not limit the right of the lawsuit filed by the Group, however, the elements of the lawsuit were still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. In 2019, certain of the Company’s subsidiaries had final court decision and recorded PIS and COFINS credits of R$382, of which R$198 was recognized as financial income.

On October 29, 2020, a final decision was issued in favor of the Company and granted a tax credit, of approximately R$1,184 (principal + monetary restatement). This tax credit is subjected to certain administrative proceeding within the Brazilian Tax Authorities, and the Company estimates to realize the credits within 5 (five) years.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The Company also expects a favorable judgment in relation to tax credits in the estimated amount of R$117 related to the Sendas subsidiary.

Similarly, Via Varejo obtained a favorable decision in May, 2020, which includes amount for which GPA entitled to be reimbursed for, according to the terms of the association agreement signed between GPA and the Klein family in the transaction that created Via Varejo. The periods which GPA is entitled to be reimbursed relate to the subsidiary Globex (that was merged in the formation of Via Varejo) for the years between 2003 and 2010.

CBD has already recognized in fiscal year 2020, based on the documentation analyzed so far, R$231 of a receivable with Via Varejo. The related gain is recognized in the net result of discontinued operations. In addition, the Company believes it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

22.8.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península").

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

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed cannot be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

23.	Leases
23.1.	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Group as lessees

The Group evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 15 and 16), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental borrowing rate considering loans obtained by the Group.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Right of use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Group as lessors

Leases where the Group does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Leasing contracts totaled R$8,667 as of December 31, 2019 (R$5,787 as of December 31, 2018), as presented in the following table:

	2019	2018
		Restated
Financial lease liability – minimum lease payments:
Up to 1 year	937	507
1 - 5 years	2,936	1,956
Over 5 years	4,794	3,324
Present value of finance lease agreements	8,667	5,787

Future financing charges	8,007	6,780
Gross amount of finance lease agreements	16,674	12,567

The interest expense on lease liabilities is presented in note 29. The incremental borrowing rate of the Group at the date of signing the agreements was 10.73% in the year ended December 31, 2019 (12.61% in 2018 and 12.87% in 2017).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

23.2.	Movement of leasing obligation

At December 31, 2018	5,787
Additions	807
Remeasurement	838
Accrued interest	862
Payments	(1,498)
Anticipated lease contract termination	(116)
Business combination	1,817
Exchange rate changes	33
Deconsolidation Via Varejo	137
At December 31, 2019	8,667

Current	937
Noncurrent	7,730

At December 31, 2017	5,267
Additions	519
Remeasurement	853
Accrued interest	985
Exchange and monetary variation	1
Payments	(1,743)
Anticipated lease contract termination	(80)
Liabilities related to assets held for sale and discontinued operations	(15)
At December 31, 2018	5,787

Current	507
Noncurrent	5,280

23.3.	Lease expense on variable rents, low value assets and short-term agreements

	2019	2018	2017
Expenses (income) for the year:		Restated	Restated
Variable (0.1% to 4.5% of sales)	34	31	19
Sublease rentals (*)	(230)	(191)	(174)

(*) Refers to revenues from lease agreements from commercial shopping malls and spaces rented in the stores.

24.	Deferred revenue

The Group received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from certain suppliers at its stores.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	2019	2018

Deferred revenue in relation to sale of real estate property	10	16
Additional or extended warranties	16	19
Services rendering agreement - Allpark	9	11
Revenue from credit card operators and banks	84	44
Back lights	142	134
Gift Card	99	8
Others	31	31
	391	263

Current	365	250
Noncurrent	26	13

25.	Shareholders’ equity
a.	Capital stock

Common shares and preferred shares are classified as equity.

The subscribed and paid-up capital as of December 31, 2019 is represented by 267,997 (266,845 as of December 31, 2018) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2018) and 168,317 in thousands of preferred shares (167,165 as of December 31, 2018).

The Company is authorized to increase its capital stock up to the limit of 400,000 shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors.

At the Board of Directors’ Meetings held on February 20, 2019, May 7, 2019, June 24, 2019 and July 24, 2019, it was approved a capital increase of R$32 (R$3 at December 31, 2018) through the issuance of 1,152 thousands preferred shares (265 thousands of preferred shares at December 31,2018). At December 31, 2019, the capital stock is R$6,857 (R$6,825 at December 31, 2018).

b.	Share rights

Preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) preference in the redemption of capital in the case of liquidation, (ii) preference in the annual minimum dividend payment in the amount of R$0.08 per share, non-cumulative; (iii) entitled to an additional 10% dividend payment over dividends on common shares, including for the purposes of the calculation the amount paid in (ii) above. As per note 1.2, Company converted the totality of the preferred shares to common shares as part of the migration to Novo Mercado, which gives equal right of dividends and voting, and additional requests of governance for the Company, including, composition of the Board of Directors, tag along rights, minimum percentage of floating, requests to definition of policies, among others.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

c.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
d.	Stock options

It recognizes the expenses associated to the group of executives’ share-based payments in accordance with IFRS 2 – Share-based payment.

Employees and senior executives of the Company and its subsidiaries may receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

The Group calculates compensation expense in relation to share based payments based on the fair value of the awards at the grant date. Estimating of the volatility and dividend return awards requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them.

The cost of equity-settled transactions is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, over the period in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The expense or reversal of expenses for each year represents the change in the accumulated expenses recognized at the beginning and end of the year. No expenses is recognized for services that have not completed the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured on the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any unrecognized expenses related to the premium are immediately recognized in profit or loss for the year. This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the canceled plan is replaced by another plan and designated as a replacement grants on the grant date, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The following describes the Stock Option Plans on December 31, 2019.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, who has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the "Committee").

Committee members meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of the options granted are assigned the letter "B" followed by number. For the year ended December 31, 2019, the B4, B5 and B6 Series of the Compensation Plan were granted.

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

The participants are precluded for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Group withholds any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan is managed by the Board of Directors, who assigns to Human Resources and the Compensation Committee the responsibility to grant options and to provide advice in managing the Stock Option Plan (the "Committee").

Committee members meet when options under the Option Plan are granted, and, when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter "C" followed by a number. For the year ended December 31, 2019, the series C4, C5 and C6 of the Option Plan were granted.

For each series of stock options granted under the Option Plan, the exercise price of the option is equivalent to 80% of the closing average price of the Company's preferred shares traded during twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options ("Exercise Price").

Options granted to a Participant vest in a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the plans are summarized below:

					2019
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
B3	05/30/2016	05/30/2019	0.01	823	(658)	(77)	(88)	-
C3	05/30/2016	05/30/2019	37.21	823	(640)	(110)	(73)	-
B4	05/31/2017	05/31/2020	0.01	537	(211)	(54)	-	272
C4	05/31/2017	05/31/2020	56.78	537	(209)	(55)	-	273
B3 -Tranche2	04/27/2018	05/30/2019	0.01	95	(95)	-	-	-
C3 -Tranche2	04/27/2018	05/30/2019	56.83	95	(95)	-	-	-
B5	05/31/2018	05/31/2021	0.01	594	(116)	(37)	-	441
C5	05/31/2018	05/31/2021	62.61	594	(115)	(38)	-	441
B6	05/31/2019	05/31/2022	0.01	434	(3)	(17)	-	414
C6	05/31/2019	05/31/2022	70.62	331	(2)	(17)	-	312
				4,863	(2,144)	(405)	(161)	2,153

Consolidated information of share-based payment plans – GPA

The Company implement two new share-based series in 2019, B6 and C6.

According to the terms of the plans, including B6 and C6 series, each option offers the participant the right to acquire a preferred share, with the same conditions of the preceding series. The plans will be exercisable in until 6 months after the end of the vesting period. The series are different, exclusive, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series 765 thousands options of shares were granted.

At December 31, 2019 there were 233 thousands treasury preferred shares which may be used upon exercised of the options granted in the plan. The preferred share market price was R$87.65 per share.

The table below shows the dilutive effect if all options granted were exercised:

	2019	2018

Number of shares	267,997	266,845
Balance of effective stock options granted	2,153	2,755
Maximum percentage of dilution	0.80%	1.03%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black & Scholes” taking into account the following assumptions for the series B4 and C4: (a)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

expectation of dividends of 0.57%, (b) expectation of volatility nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) dividend expectation of 0.41%, (b) volatility expectation of nearly 36.52% and (c) the weighted average interest rate of 9.29%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The expectation of remaining average life of the series outstanding at December 31, 2019 is 1.50 year (1.25 year at December 31, 2018). The weighted average fair value of options granted at December 31, 2019 was R$56.41 (R$45.24 at December 31, 2018).

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2018
Granted during the period	1,378	30.91
Cancelled during the period	(229)	38.64
Exercised during the period	(697)	31.96
Expired during the period	(236)	68.62
Outstanding at the end of the period	2,755	26.03	1.37
Total to be exercised at December 31, 2018	2,755	26.03	1.37

At December 31, 2019
Granted during the period	765	30.55
Cancelled during the period	(126)	31.75
Exercised during the period	(1,080)	21.55
Expired during the period	(161)	16.74
Outstanding at the end of the period	2,153	30.25	1.50
Total to be exercised at December 31, 2019	2,153	30.25	1.50

The amounts recorded in the statement of operations, for the year ended December 31, 2019 were R$27 (R$20 as of December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

25.1.	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) denominated in Euros to Brazilian Reais, corresponding to the investment in subsidiary Cnova N.V and Colombian denominated in Pesos to Reais, corresponding to the investment by Sendas in the subsidiary Éxito. The effect was R$151 (R$26 on December 31, 2018).

25.2.	Governmental subsidy reserve

On June 29, 2018, and in December 2018, an extraordinary shareholders’ meeting approved Management’s proposal to transfer a total R$58 from the expansion reserve to the governmental subsidy reserve.

25.3.	Dividends and interests on own capital

Dividend distribution to the Group's shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Additional dividends are only recorded when approved by the Group’s Board of Directors.

The Company's Bylaws establish the minimum payment of 25% of profit for the year, which may be higher upon decision by the Board of Directors.

The Group may pay interest on own capital as remuneration calculated over the shareholders' equity accounts, observing the rate and limits determined by law.

On March 25, 2019, the interests on own capital related to 2018 profit, in the amount of R$192 was approved, of which R$0.747146155 per preferred share and R$0.67922378 per common share, paid on May 27, 2019.

In 2019, the Company's Board of Directors approved advances for the distribution of interests on own capital in the total gross amount of R$37, as detailed below:

On June 24, 2019 approved the value of R$37 being R$0.142512451 per preferred share and R$0.129556774 per common share, paid on August 29, 2019.

Company’s management has proposed dividends, considering the interest on own capital paid in a net amount of R$32 to its shareholders which was attributable to the minimum dividend and calculated as follows:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

	Proposed dividends
	2019	2018
		Restated

Net income for the year	790	1,149
Legal reserve	(39)	(60)
Governmental subsidy reserve	-	(10)
Calculation basis of dividends	751	1,079
Mandatory minimum dividends – 25%	188	270
Additional dividends	-	11

Payment of interim dividends as interest on own capital, net of withholding taxes	(32)	(225)
Dividends payable	156	56

26.	Revenue from the sale of goods and / or services

IFRS 15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

Sale of goods

Revenue from sale of goods is recognized when control of the goods is transferred to the customer, usually when delivered in the store, and at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. No revenue is recognized if collection is uncertain.

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

	2019	2018	2017
Gross sales
Goods	61,176	53,643	48,597
Services rendered	641	456	365
Sales returns and cancellations	(273)	(484)	(523)
	61,544	53,615	48,439

Taxes on sales	(4,909)	(4,227)	(3,805)

Net operating revenue	56,635	49,388	44,634
F-91

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

27.	Expenses by nature

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

	2019	2018	2017
		Restated	Restated

Cost of inventories	(42,688)	(36,239)	(32,140)
Personnel expenses	(5,332)	(4,846)	(4,691)
Outsourced services	(636)	(636)	(648)
Overhead expenses	(1,904)	(1,536)	(1,568)
Commercial expenses	(1,481)	(1,334)	(1,226)
Other expenses	(758)	(790)	(661)
	(52,799)	(45,381)	(40,934)

Cost of sales	(44,445)	(37,779)	(33,585)
Selling expenses	(7,431)	(6,553)	(6,323)
General and administrative expenses	(923)	(1,049)	(1,026)
	(52,799)	(45,381)	(40,934)
F-92

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

28.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	2019	2018	2017
		Restated	Restated

Tax installments and other tax risks	(211)	(181)	(217)
Restructuring expenses (*)	(292)	(147)	(107)
Gain (losses) on disposal of property and equipment(**)	44	125	(244)
Other	-	-	(8)
	(459)	(203)	(576)

(*) amounts related to restructuring expenses in the Brazilian operations and those incurred in connection with the acquisition of Éxito Group.

(**) includes the result of sale lease back of R$45 in 2019 (R$ 201 in 2018 and there was no such transaction in 2017).

29.	Financial income (expenses), net

Financial income includes income generated by highly liquid short-term investments and gains arising from measurement of derivative financial instruments at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which is the rate that discounts for the estimated future cash payments or receipts through the expected term of the financial instrument or shorter period, where appropriate, from the carrying amount of the financial asset or liability.

Financial expenses include substantially interest and financial charges on borrowings and financing and discounting receivables during the year, losses arising from measurement of derivative financial instruments at fair value, losses on disposals of financial assets, financial charges on provisions on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	2019	2018	2017
		Restated	Restated
Finance expenses:
Cost of debt	(584)	(368)	(474)
Cost of the discounting of receivables	(136)	(155)	(144)
Monetary restatement loss	(157)	(78)	(131)
Interest on lease liabilities	(666)	(609)	(589)
Other finance expenses	(112)	(82)	(138)
Total financial expenses	(1,655)	(1,292)	(1,476)

Financial income:
Income from short term instruments	168	26	38
Monetary restatement gain	270	194	137
Other financial income	11	11	6
Total financial income	449	231	181

Total	(1,206)	(1,061)	(1,295)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 19.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

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

As mentioned in note 1.2, the migration process to “Novo Mercado” was concluded and, therefore, the Company started to present earnings per share considering a single class of shares for 2019, 2018 and 2017.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	2019	2018	2017
		Restated	Restated
Basic numerator
Net income (loss) allocated to ordinary shareholders – continuing operations	478	1,156	357
Net income (loss) allocated to ordinary shareholders - discontinued operations	312	(7)	150
Net income (loss) allocated to ordinary shareholders	790	1,149	507

Basic denominator (millions of shares)
Weighted average of shares	267	267	266

Basic earnings per millions of shares (R$) – continuing operations	1.78980	4.33836	1.34175
Basic earnings per millions of shares (R$) - discontinued operations	1.16824	(0.02627)	0.56376
Basic earnings per millions of shares (R$) – total	2.95804	4.31209	1.90551

Diluted numerator
Net income (loss) allocated to ordinary shareholders – continuing operations	478	1,156	357
Net income (loss) allocated to ordinary shareholders - discontinued operations	312	(7)	150
Net income (loss) allocated to ordinary shareholders	790	1,149	507

Diluted denominator
Weighted average of shares (in millions)	267	267	266
Stock option	1	1	1
Diluted weighted average of shares (millions)	268	268	267

Diluted earnings per millions of shares (R$) – continuing operations	1.78696	4.31977	1.33637
Diluted earnings per millions of shares (R$) – discontinued operations	1.16657	-	0.56100
Diluted earnings per millions of shares (R$) – total	2.95353	4.29350	1.89737
F-94

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

31.	Segment information

Management considers the following business segments:

•    Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra, “Drogaria Extra” and “GPA Malls & Properties”.

•    Cash & Carry – includes the brand “ASSAÍ”.

•   Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and CarullaHome appliances and e-commerce segments were sold and are presented as Discontinued Operations on December 31, 2019, 2018 and 2017. The other businesses are composed of the results of James Delivery, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for reconciliation purposes.

The eliminations of the result and balance sheet are presented within the segment itself.

The debentures obtained for funding the acquisition of Éxito and related interest expenses were allocated to Éxito Group, as well as other acquisition related expenses incurred in 2019.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Group is engaged in operations of retail stores located in 20 States and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker (CODM) allocates resources and assesses performance by reviewing results and other information related to segments.

The Group deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls.

The Group measures the results of segments, regularly reviewed by the chief operating decision-maker (CODM), using the accounting practices under IFRS, using each segment’s operating profit, which includes certain corporate overhead allocations.

Information on the Group’s segments as of December 31, 2019 is included in the table below:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Description	Retail			Cash & Carry			Éxito Group	Assets held for sale and discontinued operations			Other businesses			Total
	2019	2018	2017	2019	2018	2017	2019	2019	2018	2017	2019	2018	2017	2019	2018	2017
		Restated			Restated				Restated			Restated			Restated

Net operating revenue	26,654	26,490	26,194	27,797	22,898	18,440	2,151	-	-	-	33	-	-	56,635	49,388	44,634
Gross profit	7,005	7,444	8,091	4,578	4,165	2,958	608	-	-	-	(1)	-	-	12,190	11,609	11,049
Depreciation and amortization	(967)	(892)	(878)	(386)	(310)	(239)	(59)	-	-	-	(1)	-	-	(1,413)	(1,202)	(1,117)
Operating income	467	956	1,121	1,526	1,646	886	27	-	-	-	(56)	-	-	1,964	2,602	2,007
Net financial expenses	(815)	(903)	(1,158)	(184)	(158)	(137)	(208)	-	-	-	1	-	-	(1,206)	(1,061)	(1,295)
Profit(loss) before income tax and social contribution	(241)	132	11	1,342	1,488	749	(187)	-	-	-	(154)	(51)	(141)	760	1,569	619
Share of profit of associates	107	79	48	-	-	-	(6)	-	-	-	(99)	(51)	(141)	2	28	(93)
Income tax and social contribution	121	42	(36)	(439)	(455)	(226)	44	-	-	-	2	-	-	(272)	(413)	(262)
Net income (loss) for continuing operations	(120)	174	(25)	903	1,033	523	(143)	-	-	-	(152)	(51)	(141)	488	1,156	357
Net income (loss)for discontinued operations	312	(73)	(91)	-	-	-	-	36	201	591	-	-	-	348	128	500
Net income (loss) of year end	192	101	(116)	903	1,033	523	(143)	36	201	591	(152)	(51)	(141)	836	1,284	857

Current assets	8,002	7,529		5,292	4,176		6,664	-	28,813		10	-		19,968	40,518
Noncurrent assets	15,568	15,138		7,475	6,001		15,438	-	-		26	-		38,507	21,139
Current liabilities	11,557	8,358		4,317	5,296		7,252	-	23,602		9	-		23,135	37,256
Noncurrent liabilities	9,810	9,834		2,295	1,408		9,686	-	-		1	-		21,792	11,242
Shareholders' equity	2,203	4,475		6,155	3,473		5,164	-	5,211		26	-		13,548	13,159

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

The Group operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues by brand is provided in the table below:

	2019	2018	2017
Brazil	54,484	49,388	44,634
Assai	27,797	22,899	18,440
Extra / Compre Bem	15,624	15,792	16,110
Pão de Açúcar	6,786	6,860	6,659
Proximidade	1,273	1,182	1,085
Gas Stations / Drugstores / Delivery	2,971	2,655	2.340
Other business	34	-	-
Éxito Group (*)	2,151	-	-
Total net operating revenue	56,635	49.388	44,634

(*) Includes sales in Colombia of R$ 1,694, Uruguay R$ 350 and Argentina of R$ 107.

32.	Non cash transactions

During 2019, 2018 and 2017 the Group had the following non-cash transactions:

•      Purchase of property plant and equipment items not yet paid as per note 15.3;

•      Purchase of intangible assets not yet paid as per note 16.3;

•      Deferred income tax as per note 21;

•      Additions of provisions for contingencies as per note 22.

33.	Noncurrent assets held for sale and discontinued operations
33.1.	Assets held for sale

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

When the Company is committed to a sale plan involving the loose of control over a subsidiary, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a single caption in the statements of operations.

Noncurrent assets classified as held for sale are measured based on the lower amount between their carrying amount and their fair value less cost to sell.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Breakdown	2019	2018
		Restated
Assets of discontinued operations	-	28,657
Properties / lands held for sale	171	30
Real estate developments held for sale - Éxito	52	-
Total	223	28,687

Liabilities from discontinued operations	-	23,545
Total	-	23,545

On September 29, 2018, the Group entered into a contract for the sale of a land for R$115, which was not recognized under IFRS15 due to the contractual characteristics of long – term payment and transfer of legal title at a future date.

As disclosed in notes 2 and 12.3, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, date on which the Company lost the control over this subsidiary. Following are shown the summarized balance sheets, statements of operations and cash flows of Via Varejo through May 31, 2019. The cash flow of Via Varejo is presented before eliminations, the accounting figures presented include the effects of the Purchase Price Allocation of Globex and Casa Bahia recorded in the level of GPA.

Summarized Balance sheet (*)	05.31.2019	2018
Assets		Restated
Current
Total current assets	9,871	13,412
Noncurrent
Total noncurrent assets	16,266	15,401
Total assets	26,137	28,813

Liabilities
Current
Total current liabilities	13,484	15,733

Noncurrent
Total noncurrent liabilities	7,375	7,869
Shareholders’ equity	5,278	5,211
Total liabilities and shareholders’ equity	26,137	28,813

(*) Before elimination of transactions carried out with the Company.

Summarized Cash flow statements:	05.31.2019	2018	2017
		Restated	Restated

Cash flow provided by (used in) operating activities	(2,640)	1,609	807
Net cash used in investing activities	(234)	(590)	(260)
Net cash used in financing activities	(651)	(867)	(1,018)
Increase (decrease) of cash and cash equivalents	(3,525)	152	(471)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Summarized Statement of Operations:

The breakdown of profit from discontinued operations presented in a single line of the statement of operations is as follows:

	05.31.2019	2018	2017
		Restated	Restated

Net operating revenue	10,527	26,928	25,690
Profit before income tax and social contribution	169	341	876
Income tax and social contribution	(119)	(101)	(268)
Net profit for the year	50	240	680

Other results from discontinued operations	(100)	(112)	(108)
Gain on the sale of discontinued operations (note 12.3)	398	-	-
Profit from discontinued operations	348	128	500

Attributable to:
Controlling shareholders of the Company	312	(7)	150
Non-controlling shareholders	36	135	350

Additionally, a reclassification was made of incurred costs mainly related to indemnity costs of contingences arising from various periods prior to the acquisition by the Company, which were paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued operations in the amount of R$87 on December 31, 2019 (R$91 on December 31, 2018 and R$ 32 on December 31, 2017).

34.	Insurance coverage

The insurance coverage as of December 31, 2019 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Operating risks	26,120
Business interruption	Loss of profits	12,306
Cars and Others	Damages	378

The Company also has specific insurance policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$44 and damage protection and Cybersecurity responsibility (Cyber) of R$37, which totaled a coverage of R$315.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

35.	Subsequent events
35.1.	Effects of COVID-19 on the consolidated financial statements

The Company has been monitoring the progress of the pandemic of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by management, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations of Health and local authorities and professional associations.

The Company has adopted all possible measures to mitigate the transmission of the virus in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of home office, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the significant increase of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in our supply chain, and our suppliers continued to deliver its products in our distribution centers and stores.

The Company carried out a complete analysis of the consolidated financial statements, in addition to concluding about its operational continuity. The main aspects evaluated were:

•	The Company updated its budgets that were initially used to estimate the recoverability of store assets and intangible assets on December 31, 2019, and did not identify significant decrease in revenues, and other lines of income statement, that could result in the non-recoverability of assets. Due to the uncertainty regarding the end of the pandemic, and its macroeconomic consequences, management assessed the existence of indicators of impairment for some of its assets and, consequently, performed an impairment test on June 30, 2020. The recoverable amount is determined by means of a calculation based on the value in use and on cash projections from financial budgets, which were reviewed and approved by Senior Management for the next three years, considering the updated projections for June 30, 2020.The discount rate applied to cash flow projections was 8.1% on June 30, 2020 (8.4% on December 31, 2019), and cash flows that exceed the three-year period were extrapolated using a growth rate of 3.9% on June 30, 2020 (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets. Likewise, impairment tests made for Grupo Éxito was performed on June 30, 2020, and no need of a provision for impairment was identified.
•	We assessed the recoverability of receivables from credit card companies, customers, galleries in our stores, real estate rentals and no need to record additional provisions to those already registered;
•	In relation to inventories, we do not expect any adjustment impacting their realizable amount;
•	Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures. The Company is not exposed to significant financing denominated in US dollars;
•	The Company does not expect obtaining new financing as a consequence of the pandemic;
•	The expenses incurred as a result of the pandemic refer to the purchase of individual protection , and store adaptation items, overtime, expenses with internal and external communication, incremental expenses with transportation, cleaning and sanitation services. The amount recorded is R$ 200 at September 30, 2020.

In summary, according to management's estimates and monitoring of the impacts of the pandemic, there are no effects that should be recorded in the consolidated financial statements, nor are there any effects

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

on the Company’s operational continuity and estimates that would justify changes or additional provisions to be recorded, in addition to those already recognized and disclosed.

35.2.	Issue of debentures

On January 6, 2020, the Company issued the 17th debentures, not convertible into shares, in a single serie, with a total value of R$2 billion and maturing up to 3 years. The funds will be used to strengthen working capital and extend the debt profile. Interest will be paid semiannually. The debentures will have remuneration corresponding to 100% of the accumulated variation of the daily average rates of the DI - Interbank Deposits for one day, plus annual interest of 1.45%.

35.3.	Foreign currency loan agreement

On January 9, 2020 Sendas entered into a US dollar denominated loan agreement of U$50. The loan matures on January 11, 2021 and bears interest at each 7 months.

35.4.	National currency loan agreement

On April 24, 2020 Sendas and CBD entered into a loan agreement denominated in Reais of R$250 each, totaling R$500. The loans mature on April 25, 2022 and bear annual interest.

On May 29, 2020 CBD entered into a loan agreement denominated in Reais of R$500. The loan matures on May 30, 2022 and bears quarterly interest.

On June 29, 2020 Sendas entered into a loan agreement denominated in Reais of R$150. The loan matures on June 20, 2022 and bears half-year interest.

On July 1, 2020 CBD entered into a loan agreement denominated in Reais of R$400. The loan matures on June 21, 2022 and bears half-year interest.

35.5.	Payment of dividends

The Company, in the Ordinary and Extraordinary General at an Annual and Extraordinary Shareholders' Meeting held on April 23, 2020 approved the distribution of dividends for the period from April 1, 2019 to December 31, 2019, in the amount of R$156. This amount corresponds to R$0.582024107 per common share and was imputed to the minimum mandatory dividend for the year and paid on June 15, 2020.

35.6.	Receipt of dividends from Éxito

In April 2020, the subsidiary Sendas received R$1.2 billion of dividend and fully used to amortize the debt for the acquisition of Éxito.

35.7.	Sale and Leaseback

On December 23, 2019, the Company signed a commitment to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. of a total amount of R$92, of which R$91 was paid upon signing the commitment. On September 30, 2020, the Company concluded the sale of 5 of the 6 stores. The parties entered into lease agreements for the 5 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

On March 5, 2020, the Company entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. (“TRX”), pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” (“Instrument”). The

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019, 2018 and 2017 (In millions of Brazilian Reais, unless otherwise stated)

Instrument initially foresees the sale of 43 properties of the Company in various tranches, for the total amount of R$1,246.

•	On May 29, 2020, the Company concluded the sale of 5 properties
•	On June 29, 2020, the Company concluded the sale of 7 properties
•	On July 22, 2020, the Company concluded the sale of another 16 properties
•	On July 30, 2020, the Company concluded the sale of the remaining 11 properties, whose transfer was completed on August 28, 2020.

The Company completed the sale of 39 properties for a total amount of R$1,183, of which R$ 1,179 has been already received. Four properties of non-relevant value from the total volume were not sold. The parties entered into lease agreements for each property, with a term of 15 years, renewable for the same period.

35.8.	Spin-off of the Cash and Carry Business

On September 9, 2020, our board of directors approved the analysis of a potential transaction to separate our cash-and-carry business through a spin-off of its wholly-owned subsidiary Sendas, which operates under the banner Assaí. The Company refers to this potential transaction as the “spin-off.” The spin-off will be preceded by the transfer of the equity interest currently held by Sendas in Almacenes Éxito S.A. to the Company.

The goal of the spin-off is to unlock the full potential of the Company’s cash-and-carry and traditional retail businesses, allowing them to operate on a standalone basis, with separate management teams, and focusing on their respective business models and market opportunities. Additionally, the spin-off is expected to provide each of the businesses with direct access to the capital markets and other sources of funding, hence allowing them to prioritize investments according to each company’s profile, thus creating more value for their respective shareholders.

In connection with the spin-off, 100% of the common shares issued by Sendas are expected to be distributed to the Company’s shareholders, on a pro rata basis for no consideration. The distribution will occur after the listing of Sendas’ common shares on the Novo Mercado segment of B3, together with listing of ADRs representing Sendas’ shares on NYSE are approved. We expect Sendas to follow substantially similar corporate governance standards as those currently adopted by the Company.

The implementation of the spin-off and the listings depend on the completion of the analysis of the spin-off as well as on obtaining necessary approvals, including from shareholders and applicable regulators.

35.9.	STF - INSS and IPI Judgments

On August 21, 2020, the STF ruled that the payment of IPI is constitutional when the products to be sold in the local market are imported. Additionally, on August 28, 2020, the STF also ruled that of the payment of Christmas bonus (décimo terceiro salário) to employees is subject to social security contributions. We have been following the development of these rulings, and based on the opinion of our legal advisors, we concluded that we do not need to record a provision.

The Company has been following the development of these rulings, and based on the opinion of its legal advisors, it was concluded that no provision was needed to be record.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Via Varejo S.A.

Opinion on the financial statements

We have audited the consolidated statement of financial position of Via Varejo S.A. and subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

Change in accounting principle

As discussed in notes 3.a and 18 to the financial statements, these financial statements have been retrospectively adjusted for the impacts of the adoption of IFRS 16 - Leases.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board - PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and PCAOB.

We conducted our audits in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 26, 2019

(October 20, 2020 as to notes 3.a and 18 to the financial statements)

We served as the Company’s auditor since 2014. In 2018 we became the predecessor auditor.